Form 20-F
period 2008-03-31
STERLITE INDUSTRIES (INDIA) LTD
filed 2008-06-30
CIK 1370431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2008
or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-33175
Sterlite Industries (India) Limited
(Exact Name of Registrant as specified in its charter)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099
Republic of India	India
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depositary Shares, each represented by
one equity share, par value Rs. 2 per equity share	New York Stock Exchange
(Title of Class)	(Name of Exchange on which registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of March 31, 2008, 708,494,411 equity shares, par value Rs. 2 per equity share, were issued and outstanding, of which 111,266,066 equity shares were held in the form of 111,266,066 American Depositary Shares, or ADSs. Each ADS represents one equity share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐    No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑    No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):
Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐    No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐    No ☐

PAGE
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3. KEY INFORMATION	2
ITEM 4. INFORMATION ON THE COMPANY	25
ITEM 4A. UNRESOLVED STAFF COMMENTS	106
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	106
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	136
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	144
ITEM 8. FINANCIAL INFORMATION	150
ITEM 9. THE OFFER AND LISTING	155
ITEM 10. ADDITIONAL INFORMATION	156
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	192
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	194

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	194
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	194
ITEM 15. CONTROLS AND PROCEDURES	195
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	196
ITEM 16B. CODE OF ETHICS	196
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	196
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	196
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	197

PART III
ITEM 17. FINANCIAL STATEMENTS	197
ITEM 18. FINANCIAL STATEMENTS	197
ITEM 19. EXHIBITS	197
SIGNATURES	201
INDEX TO FINANCIAL STATEMENTS	F-1
EX-1.2 Memorandum of Association of Sterlite Industries (India) Limited, as amended.
EX-4.3 Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal.
EX-4.28 Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008.
EX-4.38 Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007.
EX-4.39 Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007.
EX-4.40 Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007.
EX-4.41 Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007.
EX-4.42 Purchase and Sale Agreement between Sterlite Industries (India) Limited and ASARCO LLC dated May 30, 2008.
EX-4.43 Rs. 10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008.
EX-8.1 List of subsidiaries of Sterlite Industries (India) Limited.
EX-12.1 Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
EX-12.2 Certification by the Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Ex-13.1 Certification by the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Ex-13.2 Certification by the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

i

CONVENTIONS USED IN THIS ANNUAL REPORT
     In this annual report, we refer to information regarding the copper, zinc and aluminum industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.
     In this annual report, references to the “ADS offering” are to the initial public offering of our equity shares in the form of American Depositary Shares, or ADSs, each representing one equity share, in the United States completed in June 2007.
     In this annual report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents and references to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms. References to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb. Unless otherwise indicated, the accompanying financial information for our company has been prepared in accordance with US generally accepted accounting principles, or US GAAP, for the fiscal years ended March 31, 2006, 2007 and 2008. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
     We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company — A.  History of our Company” for more information on these companies and their relationships to us. Unless otherwise stated in this annual report or unless the context otherwise requires, references in this annual report to “we,” “us,” “our,” “Sterlite,” “our company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, and Hindustan Zinc Limited, or HZL. References in this annual report to “SIIL” means Sterlite Industries (India) Limited. Our financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, the Anil Agarwal Discretionary Trust, or the Agarwal Trust, Onclave PTC Limited, or Onclave, The Madras Aluminium Company Limited, or MALCO, India Foils Limited, or IFL, Sterlite Technologies Limited (previously known as Sterlite Optical Technologies Limited), or STL, Sterlite Gold Limited, or Sterlite Gold, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Industries Limited and Vedanta Aluminium Limited (previously known as Vedanta Alumina Limited), or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.
     In this annual report, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated. References to primary market share in this annual report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain of the statements in this annual report on Form 20-F contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
     These and other factors are more fully discussed in “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
A. Selected Consolidated Financial Data
     The selected historical consolidated statements of operations, cash flows and other consolidated financial data presented below for fiscal 2006, 2007 and 2008, and the selected historical consolidated balance sheet data as of March 31, 2007 and 2008, have been derived from our audited consolidated financial statements, which have been audited by Deloitte Haskins & Sells, Mumbai, India, an independent registered public accounting firm, and included elsewhere in this annual report. The selected historical consolidated statements of operations, cash flows and other consolidated financial data presented below for fiscal 2004 and 2005, and the selected historical consolidated balance sheet data as of March 31, 2005 and 2006, have been derived from our audited consolidated financial statements, which have also been audited by Deloitte Haskins & Sells, Mumbai, India, that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 40.02 per $1.00 in the City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.
     You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this annual report.

	Year Ended March 31,
	2004		2005		2006		2007		2008		2008
	(in millions)
Consolidated Statement of Operations Data:
Net sales	Rs.	53,476	Rs.	66,643	Rs.	122,791	Rs.	241,246	Rs.	246,414	$6,157.2
Other operating revenues		679		628		1,334		2,251		2,616	65.4

Total revenue		54,155		67,271		124,125		243,497		249,030	6,222.6
Cost of sales		(39,194)		(50,615)		(86,981)		(144,798)		(164,869)	(4,119.6)
Selling and distribution expenses		(1,392)		(1,428)		(2,117)		(3,444)		(3,808)	(95.2)
General and administration expenses		(2,457)		(2,370)		(2,596)		(2,633)		(4,572)	(114.2)
Other income/(expenses):
Gain on sale of real estate		—		—		—		986		—	—
Impairment of assets		—		(1,276)		—		—		—	—
Voluntary retirement scheme expenses		(611)		(186)		—		(97)		—	—
Guarantees, impairment of investments and loans		—		—		(1,300)		—		(628)	(15.7)

Operating income		10,501		11,396		31,131		93,511		75,153	1,877.9
Interest and dividend income		1,515		1,780		1,873		2,072		6,548	163.6

Interest expense		(1,969)		(1,962)		(3,238)		(4,329)		(3,386)	(84.6)
Net realized and unrealized investment gains		94		399		541		2,280		4,511	112.8

Income before income taxes, minority interests and equity in net (loss)/income of associate		10,141		11,613		30,307		93,534		82,826	2,069.7
Income taxes:
Current		(2,624)		(2,674)		(7,894)		(23,192)		(18,410)	(460.0)
Deferred		(350)		(831)		(1,111)		(1,967)		(3,214)	(80.3)

Income after income taxes, before minority interests and equity in net (loss)/income of associate		7,167		8,108		21,302		68,375		61,202	1,529.4
Minority interests		(2,349)		(2,764)		(6,073)		(21,053)		(19,093)	(477.1)
Equity in net (loss)/income of associate, net of taxes		—		—		(99)		24		491	12.3

Net income from continuing operations		4,818		5,344		15,130		47,346		42,600	1,064.6
Discontinued operations:
Income from divested business, net of tax		203		222		369		86		—	—

Net Income	Rs.	5,021	Rs.	5,566	Rs.	15,499	Rs.	47,432	Rs.	42,600	$1,064.6

	Year Ended March 31,
	2004		2005		2006		2007		2008		2008
Basic earnings per share:(1)
Income from continuing operations	Rs.	13.42	Rs.	11.74	Rs.	27.35	Rs.	84.78	Rs.	63.16	$1.58
Income from discontinued operations		0.57		0.48		0.67		0.15		—	—

Basic earnings per share	Rs.	13.99	Rs.	12.22	Rs.	28.02	Rs.	84.93	Rs.	63.16	$1.58

Diluted earnings per share: (1)
Income from continuing operations	Rs.	13.13	Rs.	11.57	Rs.	27.35	Rs.	84.78	Rs.	63.16	$1.58
Income from discontinued operations		0.55		0.48		0.67		0.15		—	—

Diluted earnings per share	Rs.	13.68	Rs.	12.05	Rs.	28.02	Rs.	84.93	Rs.	63.16	$1.58

Weighted average number of equity shares used in computing earnings per share: (1)
Basic		359,007,797		455,343,743		553,216,634		558,494,411		674,478,018	674,478,018
Diluted		367,697,507		465,108,143		553,216,634		558,494,411		674,478,018	674,478,018
Dividend declared per share(2)	Rs.	3.00	Rs.	3.00	Rs.	1.25	Rs.	4.00	Rs.	4.00	$0.10

Notes:

(1)	Earnings per share and weighted average number of equity shares used in computing earnings per share have been adjusted for the five-for-two stock split and one-for-one bonus issue effective May 12, 2006.

(2)	The dividend for fiscal 2006 was recommended by our board of directors on May 30, 2006 and approved by our shareholders at the general meeting held on September 20, 2006. The dividend paid for fiscal 2006 was paid after the five-for-two stock split and one-for-one bonus issue effective May 12, 2006. The interim dividend for fiscal 2007 was declared by our board of directors on November 15, 2006 and paid on December 11, 2006 to holders of record of our equity shares on December 7, 2006. On May 3, 2007, our board of directors recommended that the interim dividend should be considered as the final dividend for fiscal 2007. On April 26, 2008, our board of directors recommended a final dividend of Rs. 4.00 ($0.10) per equity share for fiscal 2008, subject to shareholders approval at the next general meeting to be held before September 2008.

	As of March 31,
	2005		2006		2007		2008		2008
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	Rs.	5,909	Rs.	9,258	Rs.	9,436	Rs.	12,363	$308.9
Total assets		133,197		167,539		225,881		376,179	9,399.7
Long-term debt, net of current portion		28,794		30,237		13,128		9,949	248.6
Short term and current portion of long-term debt		8,663		4,390		8,353		10,190	254.6
Total shareholders’ equity		37,388		53,498		96,960		221,123	5,525.3

	Year Ended March 31,
	2004		2005		2006		2007		2008		2008
	(in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	Rs.	6,205	Rs.	6,075	Rs.	19,595	Rs.	40,418	Rs.	(17,594)	$(439.6)
Investing activities		(18,356)		(21,391)		(16,676)		(24,006)		(56,404)	(1,409.4)
Financing activities		13,084		17,321		375		(15,910)		76,582	1,913.6

	Year Ended March 31,
	2004		2005		2006		2007		2008		2008
					(in millions)
Other Consolidated Financial Data:
Net sales:
Copper	Rs.	27,046	Rs.	34,508	Rs.	67,921	Rs.	115,192	Rs.	126,276	$3,155.3
Zinc		18,213		21,967		38,573		85,963		78,222	1,954.6
Aluminum		8,217		10,168		16,297		40,091		41,596	1,039.4
Corporate and others		—		—		—		—		320	7.9

Total	Rs.	53,476	Rs.	66,643	Rs.	122,791	Rs.	241,246	Rs.	246,414	$6,157.2

Operating income:
Copper	Rs.	2,853	Rs.	2,440	Rs.	7,659	Rs.	17,235	Rs.	11,037	$275.8
Zinc		7,097		8,309		21,287		62,908		53,192	1,329.1
Aluminum		591		1,824		3,496		13,371		11,581	289.4
Corporate and others		(40)		(1,177)		(1,311)		(3)		(657)	(16.4)

Total	Rs.	10,501	Rs.	11,396	Rs.	31,131	Rs.	93,511	Rs.	75,153	$1,877.9

Segment profit(1):
Copper	Rs.	4,114	Rs.	3,899	Rs.	8,982	Rs.	17,689	Rs.	12,650	$316.1
Zinc		8,237		9,785		23,216		65,129		55,563	1,388.4
Aluminum		1,818		2,504		4,752		15,765		14,244	355.9
Corporate and others		(25)		(100)		(8)		(2)		384	9.6

Total	Rs.	14,144	Rs.	16,088	Rs.	36,942	Rs.	98,581	Rs.	82,841	$2,070.0

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods presented:

	Year Ended March 31,
	2004		2005		2006		2007		2008		2008
					(in millions)
Copper:
Operating income	Rs.	2,853	Rs.	2,440	Rs.	7,659	Rs.	17,235	Rs.	11,037	$275.8
Plus:
Depreciation, depletion and amortization		1,261		1,239		1,323		1,440		1,613	40.3
Gain on sale of real estate		—		—		—		(986)		—	—
Impairment of assets		—		220		—		—		—	—

Segment profit	Rs.	4,114	Rs.	3,899	Rs.	8,982	Rs.	17,689	Rs.	12,650	$316.1

Zinc:
Operating income	Rs.	7,097	Rs.	8,309	Rs.	21,287	Rs.	62,908	Rs.	53,192	$1,329.1
Plus:
Depreciation, depletion and amortization		1,112		1,290		1,929		2,124		2,371	59.3
Voluntary retirement scheme expenses		28		186		—		97		—	—

Segment profit	Rs.	8,237	Rs.	9,785	Rs.	23,216	Rs.	65,129	Rs.	55,563	$1,388.4

Aluminum:
Operating income	Rs.	591	Rs.	1,824	Rs.	3,496	Rs.	13,371	Rs.	11,581	$289.4

	Year Ended March 31,
	2004		2005		2006		2007		2008		2008
					(in millions)
Plus:
Depreciation, depletion and amortization		644		680		1,256		2,394		2,663	66.5
Voluntary retirement scheme expenses		583		—		—		—		—	—

Segment profit	Rs.	1,818	Rs.	2,504	Rs.	4,752	Rs.	15,765	Rs.	14,244	$355.9

Corporate and others:
Operating income	Rs.	(40)	Rs.	(1,177)	Rs.	(1,311)	Rs.	(3)	Rs.	(657)	$(16.4)
Plus:
Depreciation, depletion and amortization		15		21		3		1		413	10.3
Impairment of assets		—		1,056		—		—		—	—
Guarantees, impairment of investments and loan		—		—		1,300		—		628	15.7

Segment profit	Rs.	(25)	Rs.	(100)	Rs.	(8)	Rs.	(2)	Rs.	384	$9.6

	Year Ended March 31,
	2006		2007		2008
	(in US dollars per ton, except as indicated)
Market and Cost Data:
London Metal Exchange (LME) price(1):
Copper	$4,099		$6,984		$7,588
Zinc	1,614		3,581		2,992
Aluminum	2,028		2,663		2,620
Treatment charge and refining charge (TcRc) (2):
Copper	23.1	¢/lb	31.1	¢/lb	15.7	¢/lb
Cost of production(3):
Copper smelting and refining(4)	6.1	¢/lb	6.1	¢/lb	1.8	¢/lb
Zinc(5)	$691		$862		$884
Aluminum(6)	1,497		1,510		1,823

Notes:

(1)	Calculated as the daily average cash seller settlement price for the period.

(2)	Represents our average realized TcRc for the period.

(3)	Cost of production is not a recognized measure under US GAAP. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. In the case of copper, where cost of production relates only to our custom smelting and refining operations, cost of production is the cost of converting copper concentrate into copper cathodes. In the case of zinc, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal. In the case of aluminum, where cost of production relates only to BALCO’s old Korba smelter, which has integrated operations from production of bauxite to aluminum metal, cost of production is the cost of producing bauxite and conversion of bauxite into aluminum metal. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2006		2007		2008
	(in millions, except Production output and Cost of production)
Copper:
Segment sales	Rs.	67,921	Rs.	115,192	Rs.	126,276

	Year Ended March 31,
	2006		2007		2008
	(in millions, except Production output and Cost of production)
Less:
Segment profit		(8,982)		(17,689)		(12,650)

Segment cost		58,939		97,503		113,626
Less:
Purchased concentrate/rock		(55,132)		(91,489)		(107,422)
By-product/free copper net sales		(1,520)		(1,935)		(4,283)
Cost for downstream products		(722)		(938)		(1,197)
Others, net		62		(1,236)		(195)

Total expenses	Rs.	1,627	Rs.	1,905	Rs.	529

Production output (in tons)		273,048		312,720		339,294
Cost of production(a)	6.1	¢/lb	6.1	¢/lb	1.8	¢/lb
Zinc:
Segment sales	Rs.	38,573	Rs.	85,963	Rs.	78,222
Less:
Segment profit		(23,216)		(65,129)		(55,563)

Segment cost		15,357		20,834		22,659
Less:
Purchased metal		(539)		—		—
Cost of tolling including raw material cost		(1,502)		(14)		—
Cost of intermediary product sold		(1,188)		(2,487)		(2,944)
By-product net sales		(1,253)		(1,223)		(2,637)
Cost of lead metal sold		(690)		(1,463)		(1,787)
Others, net		(1,536)		(2,050)		(118)

Total expenses	Rs.	8,649	Rs.	13,598	Rs.	15,173

Production output (in tons)		283,698		348,316		426,323
Cost of production (per ton)(a)		$691		$862		$884
Aluminum:
Segment sales	Rs.	17,721	Rs.	41,002	Rs.	41,695
Less:
Segment profit		(4,752)		(15,765)		(14,244)

Segment cost		12,969		25,237		27,451
Less:
Cost of intermediary product sold		(154)		(177)		(118)
By-product net sales		(408)		(312)		(367)
Cost for downstream products		(822)		(983)		(1,236)
Cost for new Korba plant		(4,773)		(16,371)		(17,292)
Others, net		186		10		(251)

Total expenses	Rs.	6,998	Rs.	7,403	Rs.	8,187

Production output (hot metal) (in tons)		105,593		108,244		111,594
Cost of production (per ton) (a)		$1,497		$1,510		$1,823

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2006, 2007 and 2008 of Rs. 44.28 per $1.00, Rs. 45.29 per $1.00 and Rs. 40.24 per $1.00, respectively.
(4)	Cost of copper smelting and refining includes cost of freight of copper anodes from Tuticorin to Silvassa and excludes the benefit of the phosphoric acid plant. Revenues earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.
(5)	Cost of production of zinc consists of total direct cost of producing zinc from the mines and smelters. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced.
(6)	Cost of production of aluminum as presented, including in Note (3), above relates to cost of production for BALCO’s old Korba smelter and excludes cost of production for BALCO’s new Korba smelter. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced at the old Korba smelter to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production.

Cost of production of aluminum for BALCO including all of its smelters, calculated by dividing the total cost by the total quantity of hot metal produced at all of BALCO’s smelters, was $1,691 per ton, $1,626 per ton and $1,720 per ton for the years ended March 31, 2006, 2007 and 2008.(a)

(a)	Cost of production is not a recognized measure under US GAAP. See Note (3) above for further discussion regarding cost of production. Cost of production of aluminum for BALCO including all of its smelters includes the cost of producing bauxite and conversion of bauxite into aluminum metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminum metal, for the portion of BALCO’s operations where alumina is sourced from third parties. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production of aluminum for BALCO, including all of its smelters, for the periods presented and using the exchange rates set forth in Note (3)(a) above:

	Year Ended March 31,
	2006		2007		2008
	(in millions, except Production output and Cost of production)
Aluminum:
Segment sales	Rs.	17,721	Rs.	41,002	Rs.	41,695
Less:
Segment profit		(4,752)		(15,765)		(14,244)

Segment cost		12,969		25,237		27,451
Less:
Cost of intermediary product sold		(154)		(177)		(118)
By-product net sales		(408)		(312)		(367)
Cost for downstream products		(997)		(1,323)		(1,709)
Others, net		772		(322)		(181)

Total expenses	Rs.	12,182	Rs.	23,103	Rs.	25,076

Production output (hot metal) (in tons)		162,728		313,817		362,296
Cost of production (per ton)		$1,691		$1,626		$1,720
B. Capitalization and Indebtedness
     Not applicable
C. Reasons for the Offer and Use of Proceeds
     Not applicable
D. Risk Factors
     This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.
Risks Relating to Our Business
Our copper and aluminum businesses depend upon third party suppliers for a substantial portion of their copper concentrate and alumina requirements, and their profitability and operating margins depend upon the market prices for those raw materials.
     Our copper and aluminum businesses source a majority of their copper concentrate and alumina requirements from third parties. For example, in fiscal 2008, we sourced 92.3% of our copper requirements, and BALCO sourced 61.5% of its alumina requirements, from third parties. As a result, profitability and operating margins of our copper and aluminum businesses depend upon our ability to obtain the required copper concentrate and alumina at prices that are low relative to the market prices of the copper and aluminum products that we sell.
     We purchase copper concentrate at LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. We attempt to hedge against such risks, but are still exposed to timing and quantity mismatches. In addition, some of our long-term copper concentrate supply agreements provide for a TcRc that is a percentage of the prevailing LME price, and hence would fluctuate with the LME price, or provide our third party supplier with price participation terms linked to LME prices. See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Metal Prices and Copper TcRc.”
     We purchase alumina from third party suppliers through short-term contracts and on the spot market. The market price for alumina has historically fluctuated independently and significantly from the market price of aluminum. See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Metal Prices and Copper TcRc — Zinc and Aluminum.”
     Both the market prices of the copper concentrate and alumina that we purchase and the market prices of the copper and aluminum metals that we sell have experienced volatility in the past, and any increases in the market prices of those raw materials relative to the market prices of the metals that we sell would adversely affect the profitability and operating margins of our copper and aluminum businesses, which could have a material and adverse effect on our results of operations and financial condition.
Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.
     We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the transport of our products to our customers. These conditions and events include:
•	Disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminum smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. For example, power interruptions caused BALCO to partially suspend operations at its new 245,000 tons per annum, or tpa, aluminum smelter at Korba in May 2006, and as a result of this interruption the smelter did not become fully operational again until November 2006. The loss from this interruption includes lost production, repair costs and other expenses.

•	Availability of raw materials for energy requirements. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ energy requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminum business, which has high energy consumption due to the energy-intensive nature of aluminum smelting, is significantly dependent on receiving allocations from Coal India Limited, or Coal India, the government-owned coal monopoly in India and its subsidiaries. A shortage of coal from April 2005 led Coal India to reduce the amount of coal supplied to all of its non-utility customers, including BALCO. As a result, BALCO was forced to utilise higher-priced imported coal, which resulted in higher power generation costs.

•	Availability of water. The mining operations of our zinc and aluminum businesses and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited, or NTPC, regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to NTPC premises. Arbitration proceedings are scheduled to commence on July 25, 2008 to resolve the dispute. An unfavorable resolution to this dispute may significantly increase BALCO’s costs of obtaining water for that power plant.

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our operations and operating results.

•	Accidents at mines, smelters, refineries, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, smelters, refineries, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit, collapses of the open-pit wall and operation of large open-pit mining and rock transportation equipment. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence and underground drilling, blasting and removal and processing of ore. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. We are required by law to compensate employees for work-related injuries. Failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

•	Strikes and industrial actions or disputes. The majority of the total workforce of our consolidated group of companies is unionized. Strikes and industrial actions or disputes have in the past and may in the future lead to business interruptions and halts in production. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the Government of India. We also experienced short strikes and work stoppages in 2005 and 2006. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with trade unions may not be renewed on terms favorable to us, or at all. The current wage settlement agreement entered into by HZL with its unions expired on July 1, 2007. We are currently in negotiations with these unions to renew the wage settlement agreement and work is therefore ongoing at HZL without a collective agreement. The current wage settlement agreement entered into by BALCO with its unions will be up for renewal on April 1, 2009. Other work stoppages or other labor-related developments, including the introduction of new labor regulations in India or Australia, may occur in the future.
     The occurrence of any one or more of these conditions or events could have a material adverse effect on our results of operations and financial condition.
We are substantially dependent upon our Rampura Agucha zinc mine, and any interruption in our operations at that mine could have a material adverse effect on our results of operations and financial condition.
     Our Rampura Agucha zinc mine produced 88.8% of the total mined metal in zinc concentrate that we produced in fiscal 2008 and constituted 79.7% of our proven and probable zinc reserves as of March 31, 2008. Our zinc business provided 70.8% of our operating income in fiscal 2008. Our results of operations have been and are expected to continue to be substantially dependent on the reserves and low cost of production of our Rampura Agucha mine, and any interruption in our operations at the mine for any reason could have a material adverse effect on the results of operations and financial condition of our business as a whole.
If we are unable to secure additional reserves of copper, zinc and bauxite that can be mined at competitive costs or cannot mine existing reserves at competitive costs, our profitability and operating margins could decline.
     If our existing copper, zinc and bauxite reserves cannot be mined at competitive costs or if we cannot secure additional reserves that can be mined at competitive costs, we may become more dependent upon third parties for copper concentrate, zinc concentrate and alumina. Because our mineral reserves decline as we mine the ore, our future profitability and operating margins depend upon our ability to access mineral reserves that have geological characteristics enabling mining at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being mined at costs comparable to the existing or exhausted mines.
     We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Because the value of reserves is calculated based on that part of our mineral deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices of the metals may result in a reduction in the value of any mineral reserves that we do obtain as less of the mineral deposits contained therein would be economically exploitable at the lower prices. Exhaustion of reserves at particular mines may also have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Further, with depletion of reserves, we will face higher unit extraction costs per mine.
     Our ability to obtain additional reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other copper, zinc and aluminum companies, lack of suitable acquisition candidates, government regulatory and licensing restrictions, difficulties in obtaining mining leases and surface rights or the inability to acquire such properties on commercially reasonable terms, or at all. To increase production from our existing bauxite and lead-zinc mines, we must apply for governmental approvals, which we may not be able to obtain in a timely manner, or at all.

Our business requires substantial capital expenditures and the dedication of management and other resources to maintain ongoing operations and to grow our business through projects, expansions and acquisitions, which projects, expansions and acquisitions are subject to additional risks that could adversely affect our business, financial condition and results of operations.
     Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Future debt financing, if available, may result in increased finance charges, increased financial leverage, decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.
     In light of this, our planned and any proposed future expansions and projects may be materially and adversely affected if we are unable to obtain funding for such capital expenditures on satisfactory terms, or at all, including as a result of any of our existing facilities becoming repayable before its due date. In addition, there can be no assurance that our planned or any proposed future expansions and projects will be completed on time or within budget, which may adversely affect our cash flow. See Item 4. Information on the Company –– B. Business Overview –– Our Business –– Strategy.”
     Cost overruns and delays. Our current and future projects may be significantly delayed by failure to receive regulatory approvals or renewal of approvals, failure to obtain sufficient funding, technical difficulties due to human resource, technological or other resource constraints or for other unforeseen reasons, events or circumstances. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all. Our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations.
     Demands on management. Our efforts to continue our growth will place significant demands on our management and other resources and we will be required to continue to improve operational, financial and other internal controls, both in India and elsewhere. Our ability to maintain and grow our existing business and integrate new businesses will depend on our ability to maintain the necessary management resources and on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands and evolving industry standards. We are in particular dependent to a large degree on the continued service and performance of our senior management team and other key team members in our business units. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution in the services of members of our senior management or other key team members, or our failure otherwise to maintain the necessary management and other resources to maintain and grow our business, could have a material adverse effect on our results of operations, financial condition and prospects.
     Acquisition risks. As part of our growth strategy, we intend to continue to pursue acquisitions to expand our business. There can be no assurance that we will be able to identify suitable acquisition, strategic investment or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or investments, integrate such businesses or investments or that any business acquired will be profitable. If we attempt to acquire non-Indian companies, we may not be able to satisfy certain Indian regulatory requirements for such acquisitions and may need to obtain the prior approval of the RBI which we may not be able to obtain. In addition, acquisitions and investments involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired businesses or investments. Any failure to achieve successful integration of such acquisitions or investments could have a material adverse effect on our business, results of operations or financial condition.
If we do not continue to invest in new technologies and equipment, our technologies and equipment may become obsolete and our cost of production may increase relative to our competitors, which would have a material adverse effect on our ability to compete, results of operations, financial condition and prospects.
     Our profitability and competitiveness are in large part dependent upon our ability to maintain a low cost of production as we sell commodity products with prices we are unable to influence. Unless we continue to invest in newer technologies and equipment and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. However, newer technologies and equipment are expensive and the necessary investments may be substantial. Moreover, such investments entail additional risks as to whether the newer technologies and equipment will reduce our cost of production sufficiently to justify the capital expenditures to obtain them. Any failure to make sufficient or the right investments in newer technologies and equipment or in integrating such newer technologies and equipment into our operations could have a material adverse effect on our ability to compete and our financial condition, results of operations and prospects.
We intend to develop a commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses.
     In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. We are investing approximately $1,900.0 million to build a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is being pursued by our wholly-owned subsidiary Sterlite Energy. Commissioning of this project will be carried out in stages and is expected to begin in December 2009. See “Item 4. Information on the Company — B. Business Overview — Our Business — Our Future Commercial Power Generation Business — Our Plans for Commercial Power Generation.”
     In addition, in October 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, or CSEB, to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. The memorandum of understanding is valid up to August 31, 2008. BALCO has applied to the Government of Chhattisgarh for an amendment to the memorandum of understanding extending its validity and permitting its assignment to associates, affiliates and parent companies of BALCO. This application is currently pending. In August 2007, BALCO entered into four engineering, procurement and construction contracts with SEPCO Electric Power Construction Corporation in relation to this project. However, the work and obligations under these contracts are contingent upon receiving board approval for the project. See “Item 4. Information on the Company — B. Business Overview — Our Business — Our Future Commercial Power Generation Business — Our Plans for Commercial Power Generation.” In addition, although BALCO has obtained board and shareholder approval for the entry by BALCO into the commercial power generation business, it may require other approvals, including the specific consent of the Government of India and the consents of lenders. There can be no assurance that any such approval will be obtained, on satisfactory terms or at all.
     In addition, HZL’s board of directors has approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($399.8 million). It has entered into contracts aggregating Rs. 6,006 million ($150.1 million) for the construction of wind power plants with a combined power generation capacity of 123.2 MW in the States of Gujarat and Karnataka in India. Wind power plants totalling 107.2 MW have been commissioned as of March 2008 and another 16 MW wind power plant is expected to be commissioned by mid-2008, increasing our total capacity to 123.2 MW.
     Although we have some experience building and managing captive power plants to provide a significant percentage of the power requirements of our copper, zinc and aluminum businesses and in March 2007 commissioned our first wind power plant, we have limited experience building, operating and managing wind power plants and competing in the commercial power generation business. In addition to the significant capital investment, our management’s focus will also be directed towards this new business.
     In particular, the building of coal-based power facilities is a long and capital-intensive process, with typically several years elapsing and significant capital investment required between the time that a decision to commence a project is made and the commencement of commercial operations. The completion targets for our projects and any other projects we may undertake are estimates and are subject to numerous risks and uncertainties, such as:
•	We may face many uncertainties, including regulatory requirements and restrictions which may change by the time our planned power facility is completed. These may include a change in the tariff policy, which may have an adverse impact on our revenues and reduce our margins. We may also face delays in the development of our power plants and any coal mines we may seek to develop, as other coal and power companies in India and Southeast Asia recently have, as a result of protests or other obstructive or delaying activities by displaced persons and others who may oppose such developments.

•	We must obtain the consent of certain of our lenders to commence a new business, and there can be no assurance that we will obtain such consents.

•	We will be dependent upon third parties for the construction, delivery and commissioning of the power facilities, the supply and testing of equipment and transmission and distribution of any power we produce.

•	We do not have our own coal mines, and given recent shortages in coal supplies in India, we may also not be successful at procuring an adequate supply of coal at sufficiently attractive prices, or at all, for our power plant to operate and generate a return on our investment.

•	We may face opposition to our projects by local communities where these projects are located or from special interest groups, including as a result of the perceived negative impact of coal mines and coal-based power plants to the environment or any required displacement and resettlement of individuals and families in the area of a project.

•	The commercial power generation business is highly competitive and we will be competing with established commercial power generation companies, including NTPC, Tata Power Limited and Reliance Energy Limited, with significant resources and many years of experience in the commercial power generation business. Our parent company, Vedanta, has also announced plans to enter the commercial power generation business and we may compete with them.
     There can be no assurance that we will recover our investment in this new business, that we will realize a profit from this new business or that diverting our management’s attention to this new business will not have a material adverse effect on our existing copper, zinc and aluminum businesses, any of which results may have a material adverse effect on our results of operations, financial condition and prospects.
If any power facilities we build and operate as part of our future commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenues may be adversely affected.
     Operating power plants involves many operational risks, including the breakdown or failure of generation equipment or other equipment or processes, labor disputes, fuel interruption and operating performance below expected levels. However, the power purchase agreements and other agreements we may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms, which in turn may affect our results of operations. In addition to the performance requirements specified in our power purchase and other agreements, national and state regulatory bodies and other statutory and government mandated authorities may from time to time impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties.
The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.
     It has been reported in the media that the Government of India is considering asserting that our subsidiary, SOVL, has breached a covenant under the shareholders’ agreement between the Government of India and SOVL with respect to HZL. Under the terms of the shareholders’ agreement, SOVL agreed that it would take all steps to ensure that HZL would implement a 100,000 tpa greenfield zinc smelter plant at Kapasan, Chittorgarh District, State of Rajasthan, or the Kapasan Project, within a period of five years from April 11, 2002. The shareholders’ agreement further provided that if SOVL, within a period of one year from April 11, 2002, reviewed the feasibility of the Kapasan Project and determined that the Kapasan Project was not in the best economic interests of HZL, which determination was required to be supported by the report of an independent expert, and the board of directors of HZL, in the exercise of such board’s good faith and reasonable judgment, confirmed that in light of the then existing circumstances it was not in the best economic interest of HZL to implement the Kapasan Project, then SOVL would not be obligated to ensure that HZL implement the Kapasan Project.
     By a letter dated April 4, 2003, the managing director of HZL notified the Government of India that the board of directors of HZL had reviewed its expansion plans and had approved a brownfield expansion of its smelting capacity at Chanderiya by setting up a new 170,000 tpa zinc smelter. Furthermore, the April 4, 2003 letter informed the Government of India that the Kapasan Project would not be undertaken and that considering the very significant cost advantage of undertaking the brownfield expansion at Chanderiya as compared to the Kapasan Project, the report of an independent expert may not be required. Although the expansion at Chanderiya was reviewed and approved by the HZL board of directors at their meetings held on January 24, 2003, April 16, 2003 and April 25, 2003, the minutes of the HZL board meetings did not reflect that a review of the feasibility of the Kapasan Project had occurred within a period of one year from April 11, 2002, that the board had, in its good faith and reasonable judgment, confirmed that the Kapasan Project was not in the best economic interests of HZL, or that the report of an independent expert would not be obtained. Over two years later, in a letter dated November 10, 2005, the Government of India responded to the letter sent by HZL on April 4, 2003 and requested that HZL provide it with a copy of the report of the independent expert on the basis of which SOVL concluded that the Kapasan Project was not in the best economic interest of HZL. The Government of India also requested a copy of the minutes of the meeting of the HZL board of directors related to the decision not to pursue the Kapasan Project. In a letter dated December 1, 2005, the Government of India repeated its request for the documentation specified in its November 10, 2005 letter to HZL. HZL responded to the Government of India in a letter dated December 7, 2005 and provided extracts of the minutes of the HZL board of directors meeting held on January 24, 2003, April 16, 2003 and April 25, 2003, related to the review and approval of the brownfield expansion at Chanderiya. HZL did not obtain a report of an independent expert related to the Kapasan Project, and accordingly did not provide such a report to the Government of India. Since December 7, 2005, we have not received any further communication from the Government of India in relation to the Kapasan Project or a notice asserting that SOVL has breached the covenant under the provisions of the shareholders’ agreement between the Government of India and SOVL with respect to HZL.
     If the Government claims that SOVL has breached the covenant related to the Kapasan Project under the shareholders’ agreement between the Government of India and SOVL resulting in litigation, and it was determined that SOVL had breached such covenant triggering an event of default, the Government of India, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days of the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the Government of India to SOVL at a price equivalent to 150% of the market value of such shares, or purchase any or all of the shares of HZL held by SOVL at a price equivalent to 50% of the market value of such shares. Based solely on the closing market price of HZL’s shares on the NSE on June 24, 2008 of Rs. 550 ($13.74) per share, if the Government of India were determined to have, and were to exercise, a right to sell all of its 124,795,059 shares of HZL at a price equivalent to 150% of their market value, we would be required to pay Rs. 68,637 million ($1,715.1 million) for those shares, and if the Government of India were determined to have, and were to exercise, a right to purchase all of the 274,315,431 shares of HZL held by SOVL at a price equivalent to 50% of their market value, we would receive Rs. 75,437 million ($1,885.0 million) for those shares.
     If the Government of India were to assert that an event of default occurred and seek to exercise a put or call right with respect to shares of HZL, we may face expensive and time-consuming litigation over the matter, uncertainty as to the future of our zinc business, an inability to use the proceeds from the ADS offering towards the exercise of our call option to acquire the Government of India’s remaining 29.5% ownership interest in HZL and the possibility of serious financial harm if we were unsuccessful in litigation, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.
The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged.
     A public interest litigation was filed in 2003 against the Government of India, HZL, SOVL and others, challenging the Government of India’s divestment of 64.9% of HZL to us. This public interest litigation proceeds on the same grounds as a decision of the Supreme Court of India, which held that the Government of India may not divest its shares in companies in which assets have been vested pursuant to an Act of Parliament without first repealing or amending the applicable Act of Parliament.
     The Supreme Court of India has directed that all pending challenges to divestments of government-owned companies be heard together by a larger bench of the Supreme Court of India. No date has been set for such a hearing.
     There can be no assurance that we will successfully defend the challenge to the Government of India’s divestment of shares in HZL or that a challenge will not be made to any future divestment of shares in HZL by the Government of India. In addition, there can be no assurance that the Government of India will not undertake a public offer of its shares, which it has the right to do, and complete the public offer prior to the exercise of our call option. Even if we seek to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, there can be no assurance that such an acquisition by us will not be challenged, including a challenge on the grounds of our existing litigation with respect to the Government of India’s prior divestments of HZL to us or a challenge on the same grounds as those raised in respect of our exercise of the BALCO call option discussed below. Any adverse ruling may undermine our ownership and control of HZL or preclude or delay us from exercising our option to increase our ownership interest in HZL, either of which outcomes would be likely to have a material adverse effect upon our operational flexibility, results of operations and prospects. Alternatively, we may only be able to acquire the Government of India’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on our results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
     In addition, there can be no assurance that the Government of India will not undertake a public offer of its shares, which it has the right to do, and complete the public offer before we exercise our call option.
The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
     Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. We have sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. However, the court directed on August 7, 2006 that the parties attempt to settle the dispute by way of amicable negotiation and conciliation. As negotiations for an amicable resolution were unsuccessful, on May 17, 2007 we filed a petition requesting that the court appoint an arbitrator as provided for under the terms of the shareholders’ agreement. As directed by the court, mediation proceedings have begun and both the Government of India and Sterlite have appointed independent mediators. In the event that mediation fails, we can seek arbitration. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
     There is no assurance that the outcome of the negotiations will be favorable to us. In the event of an unfavorable outcome, we may be unable to purchase the Government of India’s remaining 49.0% stake in BALCO or may be required to pay a higher purchase price, which may adversely affect our operational flexibility, results of operations and prospects.
Appeal proceedings in the High Court of Bombay have been brought by the Securities and Exchange Board of India, or SEBI, to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.
     In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had directly or indirectly engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. A hearing date has not been fixed.
     SEBI’s order was based on its finding that we had manipulated the price of our shares in connection with our proposed acquisition of shares in the Indian Aluminium Company Limited, or INDAL, and our proposed open offer to the shareholders of INDAL in 1998. SEBI also alleged that MALCO, our associate company, provided funds to an entity we allegedly controlled to enable its associate to purchase our shares, as part of a connected price manipulation exercise.
     In the event the High Court of Bombay decides the above matters unfavorably against us, we may be prohibited from accessing the capital markets for a period of two years and may become liable to pay penalties. Further, certain of our key officers and directors may be imprisoned, which would have an adverse effect on our business and operations.
     In addition to the civil proceedings, SEBI also initiated criminal proceedings before the Court of the Metropolitan Magistrate, Mumbai, against us, our Non-Executive Chairman, Mr. Anil Agarwal, our Director, Mr. Tarun Jain, and the Chief Financial Officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order has been passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings. The matter is pending at the stage of final arguments. The next date of hearing has not yet been notified. If we and the individuals named in the criminal proceedings do not prevail before the High Court of Bombay, our business and operations may be materially adversely affected.

We are involved in a number of litigation matters, both civil and criminal in nature, and any final judgments against us could have a material adverse effect on our business, results of operations, financial condition and prospects.
     We are involved in a variety of litigation matters, including matters relating to alleged violations of environmental and tax laws and alleged price manipulation of our equity shares on the NSE and BSE. A final judgment against us or our directors in one or more of these disputes may result in damages being awarded that we must pay or injunctions against us, or criminal proceedings being instituted against us or our directors, which may require us to cease or limit certain of our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. For a detailed discussion of material litigation matters pending against us, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on our properties or result in significant unanticipated costs.
     Our ability to mine the land on which we have been granted mining lease rights is dependent on the surface rights that we acquire separately and subsequently to the grant of mining lease rights and generally over only part of the land leased. Additional surface rights may be negotiated separately with landowners, though there is no guarantee that these rights will be granted. Although we expect to be able to continue to obtain additional surface rights in the future in the ordinary course, any delay in obtaining or inability to obtain surface rights could negatively affect our financial condition and results of operations.
     A significant part of our mining operations are carried out on leasehold properties. Our right to mine some of our reserves may be materially and adversely affected if defects in title or boundary disputes exist or if a lease expires and is not renewed or if a lease is terminated due to our failure to comply with its conditions. For example, as a result of pending litigation, we and Vedanta Aluminium are not in compliance with certain conditions of the leases granted to us by the Orissa Infrastructure Development Corporation, or OIDC, in respect of certain of our lands at Lanjigarh. These conditions require us and Vedanta Aluminium to commence operations within a specified period of taking possession of the land, which we have not complied with though an extension of the terms of the leases has been applied for. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” Any challenge to our title or leasehold interests could delay our mining operations and could ultimately result in the loss of some or all of our interests. Also, in any such case, the investigation and resolution of title issues would divert management’s time from our business and our results of operations could be adversely affected. Further, if we mine on property that we do not own or lease, we could incur liability for such mining.
     We can also be subject to claims challenging our title to our non-mine properties. For example, BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba facility. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.
     Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities in India and Australia. Failure to comply with any laws or regulations or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate our facilities, the assessment of administrative, civil or criminal penalties, the imposition of cleanup or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of closing or limiting production from our operations. In addition, a significant number of approvals are required from government authorities in India for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge. Our business, financial condition, results of operations and prospects may be materially and adversely affected by any of a number of significant legal and regulatory matters to which we are subject. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” and “Item 4. Information on the Company — B. Business Overview — Our Business — Regulatory Matters.”
     The costs, liabilities and requirements associated with complying with existing and future laws and regulations may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. For example, a gas leak at HZL’s sulphuric acid plant in Chanderiya caused the Rajasthan State Pollution Control Board to shut down the entire plant for a period of 12 days in November 2005. Environmental regulations may also subject us to substantial costs and liabilities for the closure of our mines and other facilities.

     New legislation or regulations may be adopted in the future that may materially and adversely affect our operations, our cost structure or our customers’ ability to use our products. New legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require us or our customers to change operations significantly or incur increased costs, which could have a material adverse effect on our results of operations or financial condition.
Any increase in competition in our target markets could result in lower prices or sales volumes of the copper, zinc and aluminum products we produce, which may cause our profitability to suffer.
     There is substantial competition in the copper, zinc and aluminum industries, both in India and internationally, and we expect this to continue. Our competitors in the copper, zinc and aluminum markets outside India include major international producers. Certain of these international producers have significantly larger scale of operations, greater financial resources and manufacturing and technological capabilities, more established and larger marketing and sales organizations and larger technical staffs than we do.
     In the Indian copper market, we compete primarily against Hindalco Industries Limited, or Hindalco, Hindustan Copper Limited, or Hindustan Copper, and imports. In the Indian zinc market, we compete primarily against imports. In the Indian aluminum market, we compete primarily against National Aluminium Company Limited, or NALCO, Hindalco, MALCO, a subsidiary of Vedanta, and imports. Many of our competitors are also expanding their production capacities. If domestic demand is not sufficient to absorb these increases in capacity, our competitors could reduce their prices, which may force us to do the same or cause us to lose market share or sell our products in overseas markets at lower prices.
     The end-user markets for our metal products are highly competitive. Copper competes with a number of other materials, including aluminum and plastics. Zinc metal faces competition as a result of substitution of materials, including aluminum, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market. Aluminum competes with materials such as plastic, steel, iron, glass and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for copper, zinc and aluminum. The willingness of customers to accept substitutes could have a material adverse effect on our business, results of operations and prospects.
Our insurance coverage may prove inadequate to satisfy future claims against us.
     We maintain insurance which we believe is typical in our industry in India and Australia and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. In addition, our insurance policies may not continue to be available at economically acceptable premiums, or at all. As a result, our insurance coverage may not cover the extent of any claims against us, including for environmental or industrial accidents or pollution. See “Item 4. Information on the Company — B. Business Overview — Our Business — Insurance.”
Third party interests in our subsidiary companies and restrictions due to stock exchange listings of our subsidiary companies will restrict our ability to deal freely with our subsidiaries, which may have a material adverse effect on our operations.
     We do not wholly own all of our operating subsidiaries. Although we have management control of HZL and BALCO, and we intend to increase our ownership interests in both, each of these companies has other shareholders who, in some cases, hold substantial interests in them. The minority interests in our subsidiaries and the listing of HZL on the National Stock Exchange of India, or the NSE, and the Bombay Stock Exchange Limited, or the BSE, may limit our ability to increase our equity interests in these subsidiaries, combine similar operations, utilize synergies that may exist between the operations of different subsidiaries or reorganize the structure of our business in a tax effective manner. For example, the Government of India, which is a minority shareholder in each of HZL and BALCO, has entered into shareholders’ agreements for HZL and BALCO and it is a term of the shareholders’ agreements that HZL and BALCO may not grant loans to companies which are under the same management as HZL or BALCO, as the case may be, without the prior consent of the Government of India. In addition, the Government of India has the right to appoint directors and has veto power over certain management decisions. These restrictions on our ability to deal freely with our subsidiaries caused by the minority interests may have a material adverse effect on our results of operations or financial condition as our ability to move funds among the different parts of our business will be restricted and we will be unable to access cash held in HZL or BALCO except through dividend payments by HZL and BALCO which would be payable to all shareholders. This will limit our ability to make payments of interest and principal in respect of financial liabilities and obligations which we have undertaken on behalf of our consolidated group of companies. Further, pursuant to the requirements for the continued listing of the shares of HZL on the NSE and BSE, in the event we exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, we would have to either divest a portion of our shareholding in HZL within a period of one year from the acquisition such that the minimum public shareholding requirement of 10% is complied with or delist HZL’s shares from the NSE and BSE by making an offer to purchase the equity shares held by the remaining HZL’s shareholders at a price determined by way of a reverse book-build process, which could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax, or MAT.
     We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Debari benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings through fiscal 2013. The captive power plants in our copper business benefit from tax exemptions on the profits generated from transfers of power to the smelter which are expected to generate savings through fiscal 2014. One of our two copper refineries also enjoys tax benefits on profits generated through fiscal 2008. These tax incentives resulted in a decrease in our effective tax rate compared to the tax rate that we estimate would have applied if these incentives had not been available. Our copper refinery and copper rod plant at Tuticorin have also been awarded the status of export oriented units, under which we are eligible for tax exemptions on raw materials and capital goods procured and finished goods sold until June 1, 2011. There can be no assurance that these tax holidays or exemptions will be renewed when they expire or that any applications we make for new tax holidays or exemptions will be successful. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our financial condition or results of operations.
     In addition, we are subject to a MAT which sets a minimum amount of tax that must be paid each year based on our book profits. The effective MAT rate is 11.3% as of the date of this annual report. The MAT prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.
Shortage of skilled labor in the metals and mining industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations.
     Mining and metal refining, smelting and fabrication operations require a skilled and experienced labor force. If we experience a shortage of skilled and experienced labor, our labor productivity could decrease and costs could increase, our operations may be interrupted or we may be unable to maintain our current production or increase our production as otherwise planned, which could have a material adverse effect on our results of operations, financial condition and business prospects.
Risks Relating to Our Industry
Commodity prices and the copper TcRc may be volatile, which would affect our revenue, results of operations and financial condition.
     Historically, the international commodity prices for copper, zinc and aluminum and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A decline in the prices we receive for our copper, zinc or aluminum metals and in the market TcRc rate for copper would adversely affect our revenue and results of operations, and a sustained drop would have a material adverse effect on our revenue, results of operations and financial condition.
Our ore reserves are estimates based on a number of assumptions, any changes to which may require us to lower our estimated reserves.
     The ore reserves stated in this annual report are estimates and represent the quantity of copper, zinc, lead and bauxite that we believed, as of March 31, 2008, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. As a result, you should not place undue reliance on the reserve data contained in this annual report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our ore reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.
Changes in tariffs, royalties, customs duties and government assistance may reduce our domestic premium, which would adversely affect our profitability and results of operations.
     Copper, zinc and aluminum are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals.
     Between March 2003 and June 2008, customs duties on imported copper, lead, alumina and aluminum decreased from 25.0% to 5.0% and basic custom duty on zinc decreased from 25.0% to zero during the same period. In January 2004, the special additional duty, or SAD, of 4% which was also levied on imports of copper, zinc and aluminum was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce or abolish customs duties on copper and aluminum in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.
     We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively and to the State Government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the LME zinc metal price payable on the zinc metal contained in the ore produced and 5.0% of the LME lead metal price payable on the lead metal contained in the ore produced. The royalties we pay are subject to change. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Any upward revision to the royalty rates being charged currently or payment of additional royalty for mining of associated minerals may adversely affect our profitability. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Demands against HZL by Department of Mines and Geology.”
     Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been reduced since 2002. These export assistance premiums have been reduced in recent years and may be further reduced in the future. Any reduction in these premiums will decrease the revenue we receive from export sales and may have a material adverse effect on our results of operations or financial condition. See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy.”
Risks Relating to Our Relationship with Vedanta
We are controlled by Vedanta and your ability to influence matters requiring shareholder approval will be extremely limited.
     We are a majority-owned and controlled subsidiary of Vedanta. Vedanta is in turn 53.5%-owned by Volcan Investments Limited, or Volcan. Volcan is a holding company owned and controlled by the Anil Agarwal Discretionary Trust, or the Agarwal Trust. Onclave PTC Limited, or Onclave, is the trustee of the Agarwal Trust and controls all voting and investment decisions of the Agarwal Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Agarwal Trust and, in turn, by Onclave. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, may be deemed to have beneficial ownership of shares that may be owned or deemed to be beneficially owned by Onclave. Vedanta, Volcan, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of Volcan, its direct and indirect shareholders, and their respective associates, or collectively, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions.” However, we cannot assure you that the relationship agreement will be effective at insulating Vedanta, and in turn us, from being influenced or controlled by Volcan Parties, which influence or control could have a material adverse effect on the holders of our equity shares and ADSs.

     As long as Vedanta, through its subsidiaries, owns a majority of our outstanding equity shares, Vedanta will have the ability to control or influence significant matters requiring board approval and to take shareholder action without the vote of any other shareholder, and the holders of our equity shares and ADSs will not be able to affect the outcome of any shareholder vote. Vedanta will have the ability to control all matters affecting us.
     In the event Vedanta ceases to be our majority shareholder, we will be required to immediately repay all of our debt outstanding. The amount of our debt outstanding as of March 31, 2008 was Rs. 14,020 million ($350.3 million).
     Vedanta’s voting control may discourage transactions involving a change of control of us, including transactions in which holders of our equity shares and ADSs might otherwise receive a premium therefor over the then-current market prices. Vedanta is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of holders of our equity shares and ADSs and without providing for a purchase of our equity shares or ADSs. Accordingly, our equity shares and ADSs may be worth less than they would be if Vedanta did not maintain voting control over us.
Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
     Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of May 31, 2008, Vedanta owns 79.4% of Konkola Copper Mines plc, or KCM, an integrated copper producer in Zambia, 80.0% of MALCO, an aluminum metals and mining company in India with which we compete, and 70.5% of Vedanta Aluminium, which is seeking to develop an alumina refining and aluminum smelting business. As Vedanta controls KCM, MALCO, Vedanta Aluminium and us, it determines the allocation of business opportunities between KCM, MALCO, Vedanta Aluminium and us, as well as the strategies and actions of KCM, MALCO, Vedanta Aluminium and us. Vedanta may determine to have KCM, MALCO, Vedanta Aluminium or another of its subsidiaries, instead of us, pursue business opportunities in the copper, zinc, aluminum or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.
We have issued several guarantees and a put option as security for the obligations of certain of our subsidiaries and other companies within the Vedanta group and we will have liability under these guarantees and put option in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.
     We have issued several guarantees and a put option in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta group, including guarantees and a put option issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees and put option cover obligations aggregating Rs. 23,110 million ($ 577.4 million) as of March 31, 2008, the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects — Guarantees and Put Option.”
Any disputes that arise between us and Vedanta or other companies in the Vedanta group could harm our business operations.
     Disputes may arise between Vedanta or other companies in the Vedanta group and us in a number of areas, including:
•	intercompany agreements setting forth services and prices for services between us and Vedanta or other companies in the Vedanta group;

•	business combinations involving us;

•	sales or distributions by Vedanta of all or any portion of its ownership interest in us; or

•	business opportunities that may be attractive to us and Vedanta, or other companies in the Vedanta group.

     We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.
     Our agreements with Vedanta and other companies in the Vedanta group may be amended upon agreement between the parties. As we are controlled by Vedanta, Vedanta may require us to agree to amendments to these agreements that may be less favorable to us than the original terms of the agreements.
Some of our directors and executive officers may have conflicts of interest because of their ownership of Vedanta shares, options to acquire Vedanta shares and positions with Vedanta.
     Some of our directors and executive officers own Vedanta shares and options to purchase Vedanta shares, including through their continued participation in the Vedanta Long-Term Incentive Plan 2003, or the Vedanta LTIP. In addition, some of our directors and executive officers are directors or executive officers of Vedanta. Ownership of Vedanta shares and options to purchase Vedanta shares and the presence of an executive officer of Vedanta on our board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.
     In addition, we are a party to a shared services agreement with Vedanta and certain other subsidiaries of Vedanta under which our management’s time and services are shared between the Vedanta group and us. As a result, our management, including our senior management, is not solely focused on our business and may be distracted by, or have conflicts as a result of, the demands of Vedanta or other businesses within the Vedanta group, which may materially and adversely affect our business, results of operations and financial condition. For more information on the shared services agreement, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”
Risks Relating to Investments in Indian Companies and International Operations Generally
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
     We are incorporated in India. Our primary operating subsidiaries, HZL and BALCO, as well as our associate company, Vedanta Aluminium, are also incorporated in India. A substantial portion of our assets and employees are located in India and we intend to continue to develop and expand our facilities in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.
     The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments for more than a decade. However, the present government is a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement such policies. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, government corruption scandals and protests against privatizations, which have occurred in the past, could slow the pace of liberalization and deregulation. For example, the present government changed the government’s policy on divestments and stated a new divestment policy that profit-making public sector companies will generally not be privatized, and all privatization will be considered on a transparent and consultative case-by-case basis. Given the change in government policy on divestments, there can be no assurance that any of the proposed privatizations in which we have registered expressions of interest will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular if new restrictions on the private sector are introduced or if existing restrictions are increased.

As the domestic Indian market constitutes the major source of our revenue, a downturn in the rate of economic growth in India will be detrimental to our results of operations.
     In fiscal 2008, approximately 57.0% of our net sales were derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy has grown significantly over the past few years. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, such economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc and aluminum sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on our financial condition and results of operations.
Terrorist attacks and other acts of violence involving India or other neighboring countries could adversely affect our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products, which would have a material adverse effect on our business, results of operations, financial condition and cash flows.
     Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, any deterioration in international relations may result in investor concern regarding regional stability which could adversely affect the price of our equity shares and ADSs.
     South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, especially between India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a substantial part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.
If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenues could decline.
     Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours (such as the rains in Mumbai and other parts of the State of Maharashtra in 2005 and other states in 2006) and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities. Other regions in India have also experienced floods, earthquakes, tsunamis and droughts in recent years. In December 2004, Southeast Asia, including the eastern coast of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the Government of India or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities.
Currency fluctuations among the Indian Rupee, the Australian dollar and the US dollar could have a material adverse effect on our results of operations.
     Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees or Australian dollars. In addition, in fiscal 2008, approximately 43.0% of our net sales were derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar, and between the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. Our results of operations could be adversely affected if the US dollar depreciates against the Indian Rupee or Australian dollar or the Indian Rupee or Australian dollar appreciates against the US dollar. We seek to mitigate the impact of short-term movements in currency on our business by hedging most of our near-term exposures. Typically, all of our exposures with a maturity of less than two years are hedged completely. However, large or prolonged movements in exchange rates may have a material adverse effect on our results of operations and financial condition.
If financial instability occurs in other countries, particularly emerging market countries in Asia, our business could be disrupted and the price of our equity shares and ADSs could go down.
     The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has affected the Indian economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. Financial disruptions may occur again and could have a material adverse effect on our business, our financial performance and the price of our equity shares and ADSs.
If India’s inflation worsens or the prices of oil or other raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
     India has experienced wholesale price inflation in recent years that reflects an increasing inflation trend compared to historical levels. In addition, international prices of crude oil have recently risen to historical highs, increasing transportation costs. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of thermal coal in particular, could cause our costs for raw material inputs required for production of our products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs along to customers.
Stringent labor laws in India may adversely affect our profitability.
     India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs. This makes it difficult for us to maintain flexible human resource policies, discharge employees or downsize, which may adversely affect our business and profitability.
As a foreign private issuer and a “controlled company” within the meaning of the New York Stock Exchange, or NYSE, rules, we are subject to different NYSE rules than non-controlled domestic US issuers. Consequently, the corporate governance standards which we are required to adhere to are different than those applicable to such companies, which may limit the information available to, and the shareholder rights of, holders of our ADSs.
     We qualify as a “controlled company” within the meaning of the NYSE rules as Vedanta has effective control of a majority of our equity shares. This will allow Vedanta to, among other things, control the composition of our board of directors and direct our management and policies.
     As a foreign private issuer and a “controlled company,” we are exempt from complying with certain corporate governance requirements of the NYSE, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic non-controlled US issuers, holders of our equity shares and ADSs may not have the same protections afforded under the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the Agarwal family’s significant ownership interest of us as a result of their majority ownership of Vedanta’s majority shareholder, Volcan, could adversely affect investors’ perceptions of our corporate governance. For a summary of the differences between the corporate governance standards applicable to us as a listed company in India and as a foreign private issuer and “controlled company” in the United States and such standards applicable to a domestic non-controlled US issuer, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Comparison of Corporate Governance Standards.”

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a US public company and a foreign private issuer such as us.
     We are incorporated in India and investors should be aware that there are certain differences in the shareholder rights and protections between the laws of India and the United States. There are also certain differences in the corporate governance standards for a domestic US issuer and those applicable to a foreign private issuer such as us. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Comparison of Shareholders’ Rights.”
     In addition, there may be less information available about companies listed on Indian securities markets than companies listed on securities markets in other countries as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to some more developed economies.
     SEBI and the various Indian stock exchanges are responsible for improving and setting standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States. Similarly, our disclosure obligations under the rules of the NSE and BSE on which our equity shares are listed may be less than the disclosure obligations of public companies on the NYSE.
Risks Relating to our ADSs
Substantial future sales of our equity shares or ADSs in the public market, or the perception of such sales, could cause the market price of our ADSs to fall.
     If our existing shareholders sell a substantial number of our equity shares in the open market, or if there is a perception that such sale or distribution could occur, the market price of our equity shares and ADSs could be adversely affected. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities.
     As of May 31, 2008, we had 708,494,411 equity shares outstanding, including 115,516,994 equity shares represented by 115,516,994 ADSs. Of our outstanding equity shares, 708,494,411 were freely tradable on the NSE and BSE as of May 31, 2008. Furthermore, Vedanta, through Twin Star and MALCO, continued to have effective control over 429,329,150 of our outstanding equity shares, which will represent 59.9% of our outstanding share capital.
Fluctuations in the exchange rate between the Indian Rupee and the US dollar could have a material adverse effect on the value of our ADSs, independent of our actual operating results.
     The price of the ADSs is quoted in dollars. Our equity shares are quoted in Indian Rupees on the NSE and BSE. Any dividends in respect of our equity shares will be paid in Indian Rupees and subsequently converted into US dollars for distribution to ADS holders.
     Currency exchange rate fluctuations will affect the dollar equivalent of the Indian Rupee price of our equity shares on the NSE and BSE and, as a result, the prices of our ADSs, as well as the US dollar value of the proceeds a holder would receive upon the sale in India of any of our equity shares withdrawn from the depositary under the deposit agreement and the US dollar value of any cash dividends we pay on our equity shares. Holders may not be able to convert Indian Rupee proceeds into US dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all. Currency exchange rate fluctuations will also affect the value received by ADS holders from any dividends paid by us in respect of our equity shares. Holders of our ADSs will bear all of the risks with respect to a decline in the value of the Indian Rupee as compared to the US dollar, which would adversely affect the price of our ADSs and the US dollar value of any dividends we pay that are received by ADS holders.
Transfers of the underlying shares by persons resident outside India to residents of India are subject to certain pricing norms.
     Under current Indian regulations, subject to certain conditions, no prior regulatory approval is required for the sale of any equity shares, including any equity shares withdrawn from the ADS facilities, by a person resident outside India to a resident of India. However, certain reporting requirements would need to be complied with by the parties to the sale transaction. Also, the prior approval of the RBI would be required in the event of a sale of the equity shares underlying our ADSs by a non-resident investor to a resident investor if the sale price is greater than the maximum price set by the RBI under Indian foreign exchange laws. Any such approval required from the RBI or any other government agency may not be obtained on terms favorable to a non-resident investor, or at all.
Holders of ADSs may be restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership positions.
     Under the Indian Companies Act, the holders of equity shares of a company incorporated in India have a preemptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the preemptive rights have been waived by adopting a special resolution passed by 75% of the shareholders present and voting at a general meeting. Holders of ADSs may be unable to exercise preemptive rights for the underlying equity shares of the ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the holders of the ADSs. The value the depositary would receive from the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of our equity shares represented by their ADSs, their proportional ownership interests in us would be diluted.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.
     Based on the market prices of our equity shares and ADSs, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended March 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our equity shares and ADSs, which may fluctuate considerably. In addition, there are uncertainties regarding the application of the relevant rules. If we were to be treated as a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.” US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of our Company
     Sterlite Industries (India) Limited was incorporated on September 8, 1975 under the laws of India and maintains a registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India. Our principal executive office is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400 099, India and the telephone number for this office is (91-22) 6646-1000. Our website address is www.sterlite-industries.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not a part of this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
     We were acquired by Mr. Anil Agarwal and his family in 1979 and have grown from a small wire and cable manufacturing company to one of India’s leading non-ferrous metals and mining companies. In 1988, we completed an initial public offering of our shares in India to finance in part our first polythene insulated jelly filled copper telephone cables plant. As part of our strategy to concentrate on businesses with high growth potential, we discontinued production of polyvinyl chloride power and control cables and enamelled copper wires in 1990 and in 1991 commissioned a continuous cast copper rod plant.

     In 1997, in order to obtain captive sources of copper for our copper rod plant, we commissioned the first privately developed copper smelter in India at Tuticorin.
     In 2000, we acquired CMT, which owns the Mt. Lyell copper mine in Australia, and Thalanga Copper Mines Pty Ltd, or TCM, which owns 70% of the Highway Reward copper mine in Australia which has since closed in July 2005. CMT and TCM had been acquired by Monte Cello BV, or Monte Cello, in 1999, and we acquired them through our acquisition of Monte Cello from a subsidiary of Twin Star in 2000.
     In July 2000, our telecommunications cables and optical fibre business was spun-off into a new company, Sterlite Technologies Limited, or STL. The Agarwal family has substantial interests in STL. STL is not a part of our group of companies.
     We acquired our aluminum business through our acquisition of a 51.0% interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we gave notice to exercise our call option to purchase the Government of India’s remaining 49.0% shareholding in BALCO at a price determined in accordance with the shareholders’ agreement entered into by us and the Government of India. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information.
     On April 11, 2002, we acquired through SOVL a 26.0% interest in HZL from the Government of India and a further 20.0% interest through an open market offer. On November 12, 2003, we acquired through SOVL a further 18.9% interest in HZL following the exercise of a call option granted by the Government of India, taking our interest in HZL to 64.9%. In addition, SOVL has a call option, which became exercisable beginning on April 11, 2007, to acquire the Government of India’s remaining ownership interest in HZL.
     On October 3, 2006, we acquired 100% of Sterlite Energy from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million ($0.1 million). Sterlite Energy is our subsidiary through which we intend to pursue our plans to set up a thermal coal-based 2,400 MW power facility in the State of Orissa.
     In June 2007, we completed an initial public offering of its shares in the form of ADSs in the US and our shares were listed on the NYSE. Vedanta’s ownership interest, held through its subsidiaries, decreased to 59.9%.
     We have been a public listed company in India since 1988 and our equity shares are listed and traded on the NSE and BSE. Starting April 4, 2007, our equity shares have been included in S&P CNX Nifty, a diversified index of 50 Indian stocks listed on the NSE. Starting July 28, 2008, our equity shares will be included in BSE Sensex, a diversified index of 30 Indian stocks listed on the BSE. In June 2007, we completed the ADS offering. Our ADSs are quoted on the NYSE (NYSE: SLT).

     We are a majority-owned and controlled subsidiary of Vedanta, a public company in the United Kingdom listed on the LSE and included in the FTSE 100 Index. Vedanta is a leading metals and mining company with operations in copper, zinc and aluminum located primarily in India, though with a copper business in Zambia. We and Vedanta share a common management team with a common strategic vision, and we form the core of Vedanta’s operations.
     Vedanta is 53.5%-owned by Volcan, a holding company owned and controlled by the Anil Agarwal Discretionary Trust, or the Agarwal Trust. Onclave PTC Limited, or Onclave, is the trustee of the Agarwal Trust and controls all voting and investment decisions of the Agarwal Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Agarwal Trust and, in turn, by Onclave. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, may be deemed to have beneficial ownership of shares that may be owned or deemed to be beneficially owned by Onclave. Vedanta, Volcan, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions.”
     Our capital expenditures in fiscal 2006, 2007 and 2008 were $357.9 million, $588.4 million and $635.4 million, respectively. See “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements — Capital Expenditures and Commitments” for more information.

B. Business Overview
OUR INDUSTRY
     Unless otherwise indicated, all data relating to the copper, zinc and aluminum industries contained in this annual report is primarily derived from Brook Hunt, CRISIL Research & Information Services Ltd., or CRISIL Research, Credit Rating Information Services of India Limited, or CRISIL, and other industry sources.
     Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2005-06 and 2006-07), the Central Electricity Authority of India’s General Review (2004-05), and the Ministry of Power website. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours (kWh).
Copper
Global Copper Market
     Background
     Copper is a non-magnetic, reddish-colored metal with a high electrical and thermal conductivity (among pure metals at room temperature, only silver has a higher electrical conductivity), high tensile strength and resistance to corrosion.
     Copper consumption has three main product groups: copper wire rods, copper alloy products and other copper products. The predominant intermediate use of copper has been the production of copper wire rods, which accounted for approximately half of total copper production in 2007. Copper rods are used in wire and cable products such as energy cables, building wires and magnet wires. Copper alloy products were the next largest users of copper in 2007, followed by other copper products, which include non-electrical applications such as tubes for air conditioners and refrigerators, foils for printed circuit boards and other industrial and consumer applications.
     In the global copper consumer market in 2007, the construction segment accounted for 35% of copper consumption, followed by the electronic products segment (32%), the industrial machinery segment (12%), the transportation equipment segment (11%) and the consumer products segment (10%). In the Indian copper market in fiscal 2007, the building and construction segment accounted for only 7.6% of copper consumption, while the electronics and power segment accounted for 34.7%, followed by the transportation segment (11.4%), the consumer durables segment (7.7%), engineering (6.0%) and other products (32.5%), according to “Copper Update — June 2007”, a publication of CRISIL. In addition to direct applications, copper is also used in a number of alloys, including brass (copper and zinc), bronze (copper and tin), nickel silver, phosphor bronze and aluminum bronze.
     The copper industry has three broad categories of producers:
•	Miners, which mine the copper ore and produce copper concentrate;

•	Custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	Integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.
     Refined Copper Consumption
     Global copper consumption increased from 17.0 million tons in 2005 to 17.4 million tons in 2006, then increased to 18.0 million tons globally in 2007. The 2.7% increase from 2005 to 2006 was despite ongoing inventory de-stocking in China and a sharp downturn in US residential construction activity, the latter due in part to high copper prices. Renewed demand in 2006 in Western Europe and Japan, which increased by 9.6% and 4.1%, respectively, were the main drivers for the growth in global consumption in 2006. Growth in consumption continued in 2007 with an increase to 18.0 million tons, or 3.0% over 2006 consumption. The recovery in Chinese demand reflected re-stocking throughout the whole supply chain, and the country’s ongoing urbanization and infrastructure development as well as the continual demand for copper intensive products on the back of rising incomes. These last two factors were also responsible for supporting double digit growth in Indian demand during 2007. This consumption growth was slightly offset by a decline in demand growth in Western Europe by 6.3% and Japanese consumption by 3.0% due to a general slowdown in these economies.
     Asia (including the Middle East), Western Europe and North America together accounted for 86% of global copper consumption in 2007. Europe and North America accounted for over 60% of copper consumption during the 1980s, but strong growth in Asia, led by China and Japan, has since significantly changed global consumption patterns. With a compound annual growth rate of 6.5% between 2003 and 2007, Asia has been the fastest growing copper market in the world. Strong growth in Asia (including the Middle East), Russia and the Commonwealth of Independent States, or CIS, and Eastern European countries is expected to continue over the next five years.

     The following table sets forth the regional consumption pattern of refined copper from 2004 to 2007:

	Year Ended December 31,
	2004		2005		2006		2007
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Rest of Asia(1)	4,310	25.3%	4,236	24.9%	4,288	24.6%	4,267	23.7%
Western Europe	3,797	22.5	3,565	21.0	3,907	22.4	3,661	20.4
China	3,565	20.9	3,815	22.5	3,967	22.7	4,600	25.6
North America	2,712	15.9	2,549	15.0	2,408	13.8	2,406	13.4
CEE(2) and CIS	1,001	5.9	1,066	6.3	1,169	6.7	1,216	6.8
Latin America	932	5.5	918	5.6	864	5.0	864	4.8
India	350	2.1	415	2.4	458	2.6	540	3.0
Africa	207	1.2	234	1.4	242	1.4	276	1.5
Oceania	168	0.9	155	0.9	143	0.8	143	0.8

Total	17,042	100.0%	16,983	100.0%	17,446	100.0%	17,973	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India but including the Middle East.

(2)	Central and Eastern Europe.
Source: Brook Hunt Copper Metal Service Report, March 2008.
     Copper Supply
     Global mine production is the principal source of copper, with scrap recycling accounting for only a minor part of the aggregate supplies. The five largest copper mining countries were Chile (36.0%), the United States (7.8%), Peru (7.4%), China (6.0%) and Australia (5.5%), which together accounted for approximately 62.7% of the total copper mined worldwide in 2007. Less than 50% of global copper mine production is integrated, with the remainder sold in the custom smelting market. The five largest copper mining companies in 2007 were Corporación Nacional del Cobre, Chile, or Codelco, Freeport-McMoran Copper and Gold Corporation, or Freeport-McMoran, BHP Billiton Limited, or BHP Billiton, Xstrata AG, or Xstrata, and Rio Tinto plc, or Rio Tinto.
     The major smelting locations include China (18.7%), Chile (11.4%), Japan (11.2%), Russia (5.3%) and India (5.1%), which together accounted for 51.7% of global production and thus are major importers of copper concentrate in 2007. The five largest copper producing countries were China (19.2%), Chile (16.2%), Japan (8.7%), the United States (7.7%) and Russia (5.2%), which together accounted for about 57.0% of the total copper produced worldwide in 2007. The five largest copper smelting companies in 2007 were Codelco, Xstrata, Nippon Mining and Metals Co. Ltd, or Nippon, Jiangxi Copper Company and KGHM Polska Meidz while the five largest copper refining companies are Codelco, Freeport-McMoran, Xstrata, Nippon and Norddeutsche Affinerie AG.
     Global copper production increased from 16.6 million tons in 2005 to 17.3 million tons in 2006, an increase of 4.3%, and then further increased to 18.2 million tons in 2007, an increase of 5.1% over 2006. Between 2005 and 2007, 2007 has been the only year to have had a production surplus over consumption.
     The following table sets forth the regional production pattern of refined copper from 2004 to 2007:

	Year Ended December 31,
	2004		2005		2006		2007
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Latin America	3,964	24.9%	3,986	24.0%	3,901	22.5%	3,958	21.8%
Rest of Asia(1)	2,570	16.1	2,769	16.7	2,991	17.3	3,095	17.0
China	2,199	13.8	2,600	15.7	3,003	17.4	3,500	19.2
CEE(2) and CIS	2,098	13.2	2,134	12.9	2,149	12.4	2,111	11.6
North America	1,845	11.6	1,775	10.7	1,758	10.2	1,849	10.2
Western Europe	1,817	11.4	1,841	11.1	1,877	10.8	1,849	10.2
Africa	518	3.2	528	3.2	566	3.3	658	3.6
Oceania	504	3.2	461	2.8	430	2.5	443	2.4
India	420	2.6	499	2.9	629	3.6	722	4.0

Total	15,935	100.0%	16,594	100.0%	17,304	100.0%	18,185	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.
Source: Brook Hunt Copper Metal Service Report, March 2008.

     Pricing
     Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. The significant price increase in 2006 resulted from healthy demand growth and supply, due to limited ore availability and labor disruptions at several of the large mines. Strong imports into China due to increased domestic consumption in 2007 reduced international inventories and saw the price trade above $7,000 per ton for most of the second and third quarters of 2007. The year finished weaker with the threat of a US recession. The following table sets forth the movement in copper prices from 1998 to 2007:

	Year Ended December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	($ per ton, except percentages)
LME Cash Price($)	1,652	1,573	1,814	1,577	1,557	1,779	2,869	3,683	6,729	7,124
% Change	—	(4.8)	15.3	(13.1)	(1.3)	14.3	61.3	28.4	82.7	5.9

Source: LME.
     The LME copper cash price was $8,510 per ton as of March 31, 2008 and $8,025 per ton as of June 13, 2008.
     For custom smelters, TcRc rates have a significant impact on profitability as prices for copper concentrate are equal to the LME price net of TcRc and prices of finished copper products are equal to the LME price plus a premium. A significant proportion of concentrates are sold under frame contracts and TcRc is negotiated annually. The main aspects of the contract that are subject to negotiation are the TcRcs that are expressed in US dollars per dry metric ton, or dmt, of concentrate (the Tc) and in cents per pound of payable copper (the Rc) and, until recently (under long-term contracts) price participation. The TcRc rates are influenced by the demand-supply situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.
     With another year of high prices combined with a marked deficit in copper concentrate in 2007, the substantial percentage of the profits again went to the miners. Since 2006, treatment and refining charges have fallen significantly, reflecting a continuing tightening in the physical concentrate demand/supply balance. The annual negotiations for copper concentrate TcRc charges (excluding price participation, if any) between the Japanese smelters and BHP Billiton (which traditionally set the market benchmark) settled at $60.00 per ton and $0.06 per pound in 2007, a significant drop from the $95.0 per ton and $0.10 per pound terms agreed for 2006.
     The following table sets forth the movement in copper TcRc(1) from 1998 to 2007:

	Year Ended December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	(US cents per lb, except percentages)
TcRc	23.6	15.3	15.9	17.4	15.5	13.9	13.0	29.6	45.9	15.4
% Change	—	(35.2)	3.9	9.4	(10.9)	(10.3)	(6.5)	127.7	55.1	(66.4)

Note:

(1)	Includes price participation, if any.
Source: Brook Hunt Copper Metal Service Report.

Indian Copper Market
     Background
     The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan Copper, which was the only producer in India until 1995. Since then, the industry has transformed significantly with our entry and the entry of Birla Copper, now owned by Hindalco. We, together with Hindalco, accounted for 87.8% of the primary market share by volume in fiscal 2008. Over the last three years, copper refining output in India has grown at a compound annual growth rate of 19.8% from a modest 420,000 tons in calendar year 2004 to 722,000 tons in 2007. Primary production accounts for around 96% of refined copper production, whereas recycling or secondary production accounts for the remaining 4%.
     Consumption Pattern
     From 2004 to 2007, consumption in the Indian primary copper market increased at a compound annual growth rate of 15.6%. The consumption by the electronics and power segment witnessed growth at a compound annual growth rate of 8.1% during fiscal years 2002 to 2007. The total domestic demand for primary copper is estimated to have increased from 350,000 tons in 2004 to 540,000 tons in 2007, a compound annual growth rate of 15.6% over three years.
     Pricing and Tariff
     Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. Copper imports in India are currently subject to a customs duty of 5.0% and an additional surcharge of 3.0% of the customs duty. The customs duty has been reduced in a series of steps from 25.0% in 2003 to 5.0% in January 2007. Indian producers are also able to charge a regional premium, which is market driven.
Market Outlook
     Global Copper Outlook
     The rapidly developing Asian market is expected to drive copper consumption growth. The countries from Asia that are contributing to this rapid growth are primarily China and India. Copper demand is expected to continue to be dominated by its use in electric wires and cables. Global refined consumption of copper is expected to increase from 18.0 million tons in 2007 to 18.8 million tons in 2008, an increase of 4.3%. Asia is expected to contribute 88.1% of this incremental growth. This would translate into a compound annual growth rate for consumption from 2005 to 2008 of 6.0% for Asia, compared to 3.4% for the world and 0.5% for the world excluding Asia.
     Anticipated mine production capacity expansions are barely sufficient to match the forecast smelter and the world is expected to remain in a copper concentrate supply deficit for 2008 and 2009. China is rapidly expanding its copper smelting and refining capacities. However, its domestic mining supplies fall well short of its smelter demands and thus China will continue to remain a major importer of copper concentrate. Apart from China, major smelting and refining capacity expansions are expected in India, Zambia, Germany, Thailand and Kazakhstan.
     To meet the forecast copper demand, copper smelting capacity is expected to grow until 2015. The major projects expected to contribute to copper smelting capacity include Olympic Dam (Australia), Ventanas (Chile), Oyu Tolgoi (Mongolia), Ilo (Chile) and El Sewedy (Egypt).
     The catalyst for any meaningful recovery in long-term TcRcs will be a rationalization, or at least restructuring of the custom smelting industry. Until then, TcRcs are likely to remain well below their previous long-term average.
     Indian Copper Outlook
     The Indian market outlook is expected to remain positive, with strong growth in key user segments such as power, construction and engineering. Domestic consumption is expected to increase at a rate exceeding 7.9% in 2008, primarily driven by rising living standards and the development of the domestic power sector. Growing industrialization and regulatory reforms are attracting huge investments to the power sector and the transmission and distribution segments. CRISIL Research expects investments of Rs. 690 to 700 billion in the transmission sector during the Eleventh Plan (2007-2012). Increased residential and infrastructure development is also expected to generate demand for copper. Growth in domestic copper demand is expected to be lower than the historical averages, largely on account of negative growth in the telecom cable segment which continues to suffer from increasing penetration of the cellular telecommunication industry and low prices of optic fibers in the international markets.
Zinc
Global Zinc Market
     Background
     Zinc is a moderately reactive bluish-white metal that tarnishes in moist air, producing a layer of carbonate. It reacts with acids and alkalis and other non-metals. Zinc is the fourth most common metal in worldwide annual production, trailing only iron, aluminum and copper in worldwide annual production.
     The principal use for zinc in the western world is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounted for approximately 49% of world consumption of zinc in 2007. The main end-use industries for galvanized steel products are the automobile manufacturing, domestic appliance manufacturing and construction industries, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include brass semis and castings (17%), die-casting alloys (13%) and oxides and chemicals (8%). Alloys are principally used in toys, vehicles and hardware.
     The zinc industry has three broad categories of producers:
•	Miners, which mine the lead-zinc ore and produce zinc concentrate for sale to smelters, and usually receive payment for 85% of the zinc contained in the concentrate less a Tc;

•	Smelters, which purchase concentrate and sell refined metal, with some smelters also having some integrated production downstream; and

•	Integrated producers, which are involved in both the mining and smelting of zinc.
     Most integrated producers are only partially integrated and therefore need to either buy or sell some concentrate. Only approximately one-third of total western world zinc production can be attributed to integrated producers.
     Zinc Consumption
     Global zinc consumption increased from 10.6 million tons in 2005 to 11.2 million tons in 2006, an increase of 5.7%, and then further increased to 11.5 million tons in 2007, an increase of 2.7% over 2006. The key growth driver is demand from the steel galvanizing market, which has been growing due to demand from the automotive and automotive parts industries. In both absolute and percentage terms, galvanizing is forecast to be the fastest growing end use with the principal applications being found in the construction and automotive industries. By 2020, it is expected to account for 55% of global zinc usage.
     Asia, Europe and North America together accounted for approximately 89.9% of global zinc consumption in 2007. With a compound annual growth rate of 7.5% between 2004 and 2007, Asia has been the fastest growing zinc market in the world. Driven by continuing strong growth in China and other regional markets, strong growth in Asia is expected to continue over the next few years.

     The following table sets forth the regional consumption pattern of refined zinc from 2004 to 2007:

	Year Ended 31 December
	2004		2005		2006		2007
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	2,846	27.6%	2,716	25.6%	2,843	25.5%	2,894	25.2%
China	2,417	23.5	2,853	26.9	3,166	28.4	3,531	30.8
Rest of Asia(1)	2,190	21.3	2,219	20.9	2,190	19.6	2,149	18.7
North America	1,435	13.9	1,365	12.9	1,409	12.6	1,275	11.1
Latin America	615	6.0	623	5.9	647	5.8	673	5.9
India	347	3.4	388	3.7	428	3.8	469	4.1
Oceania	269	2.6	262	2.5	273	2.4	284	2.5
Africa	176	1.7	185	1.7	193	1.7	198	1.7

Total	10,295	100.0%	10,610	100.0%	11,150	100.0%	11,474	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
Source: Brook Hunt Zinc Metal Services Report, March 2008.
     Zinc Supply
     There are zinc mining operations in approximately 50 countries. The five largest zinc mining countries are China (28.7%), Australia (12.8%), Peru (12.7%), the United States (6.8%) and Canada (5.6%), which together accounted for 66.6% of total zinc mined worldwide in 2007. India accounted for about 4.8% of the global mine output in 2007. Mine production has fallen in North America in the last few years as a result of mine closures, which has resulted principally from reserve exhaustion and also from economic pressures. The five largest zinc mining companies are Xstrata (8.2%), Teck Cominco Limited (5.8%), Glencore International AG (5.1%), Zinifex Limited, or Zinifex (4.7%), and our majority-owned subsidiary, HZL (4.7%).
     Australia and Peru are the largest net exporters, and Peru is the world’s largest supplier of zinc concentrate. Much of this is supplied through traders rather than sold directly to smelters. The largest importing region is Western Europe, followed by China, South Korea and Japan. The main custom smelters are located in these regions.
     Zinc smelting is less geographically concentrated than zinc mining. With a production of 3.7 million tons of zinc in 2007, China is the largest single zinc-producing country in the world. The other major zinc producing countries and regions include Europe and Canada, which along with China account for approximately 66.3% of total global zinc production. The four largest zinc producing companies are Nyrstar NV, or Nyrstar (9.4%), Korea Zinc Company Limited (7.4%), Xstrata (6.4%) and HZL (4.8%), which together accounted for about 28.1% of the total zinc produced worldwide in 2007.
     The zinc manufacturing industry continues to exhibit a degree of fragmentation. The recent trend towards industry consolidation is expected to continue in the current favorable pricing environment, as evidenced by the recent merger of the smelting assets of Umicore SA and Zinifex to form Nyrstar and the acquisition of Falconbridge Ltd. by Xstrata.
     World production of refined zinc has risen between 1998 and 2006 as new capacity has been added, though the increase in capacity has not always kept pace with world consumption, which has led to a supply/demand deficit that started in 2004 and is expected to persist until 2008.

     The following table sets forth the regional production pattern of refined zinc from 2004 to 2007:

	Year Ended December 31,
	2004		2005		2006		2007
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	3,103	30.6%	29137	28.8%	2,863	27.2%	2,958	26.2%
China	2,522	24.9	2,761	27.3	3,163	30.0	3,716	32.9
Rest of Asia(1)	1,548	15.3	1,530	15.2	1,530	14.5	1,507	13.4
North America	1,139	11.2	1,056	10.5	1,079	10.2	1,050	9.3
Latin America	823	8.1	807	8.0	766	7.3	812	7.2
Australia	474	4.7	456	4.5	461	4.4	506	4.5
India	272	2.7	302	3.0	410	3.9	448	4.0
Africa	259	2.6	273	2.7	256	2.4	286	2.5

Total	10,140	100.0%	10,097	100.0%	10,527	100.0%	11,283	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
Source: Brook Hunt Zinc Metal Services Report, March 2008.
     Pricing
     Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. A surge of large mine start-ups in the period from 1999 to 2000 led to substantial global zinc supply surpluses and a build-up of commercial stocks from 2002 to 2003. As a result, the refined zinc price slumped, reaching a low of $779 per ton in 2002. The most vulnerable mines closed down during this period. However, China’s consumption growth increased rapidly and in 2004, refined zinc consumption surpassed production. With strong consumption growth and rapidly falling commercial stocks, zinc prices appreciated strongly in 2004 and 2005. A fundamentally strong market in 2006, also fuelled by speculation as base metals, including zinc, were increasingly traded like financial instruments, saw a market deficit of 599,000 tons and prices reaching a peak of $4,620 per ton in November 2006. A zinc supply surplus is expected to emerge during 2008.
     The following table sets forth the movement in zinc prices from 1998 to 2007:

	Year Ended December 31,
Zinc Prices	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	($ per ton, except percentages)
LME Cash Price	1,024	1,076	1,128	885	778	827	1,047	1,381	3,274	3,240
% Change	––	5.1	4.8	(21.5)	(12.1)	6.3	26.6	31.9	137.0	(1.0)

Source: LME.
     The LME Zinc cash price was $2,293 per ton as of March 31, 2008 and $1,851 per ton as of June 13, 2008. This reflects the expectation of the concentrate market to move from a position of tightness to one of modest surplus in 2008 due to heavy investment in new mine and smelter capacity.
Indian Zinc Market
     Background
     The Indian zinc industry has only two producers. The leading producer is our majority-owned subsidiary, HZL, which had a 79.7% market share by volume in India in fiscal 2008, according to ILZDA. HZL has a refining capacity of 669,000 tpa. The other producer Binani Zinc Limited, or Binani Zinc, which has a refining capacity of 38,000 tpa.
     Consumption Pattern
     Consumption of refined zinc in India reached 469,000 tons in 2007, an increase of 9.6% from the previous year. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 70% of total consumption. Galvanization is primarily used for tube, sheet and structural products. The other significant end-user of zinc in India is the alloys sector. This contrasts with western world consumption trends, where galvanizing, although still the most common use of zinc, is relatively less important and increased demand has been seen for die-casting alloys, and reflects the emphasis of the Government of India’s current five-year economic program on infrastructure. With continued infrastructure development such as roads, irrigation, construction, oil and gas and ports, there is a rising demand for steel, thus providing significant opportunities for zinc in India.
     Pricing and Tariff
     Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal. Zinc imports in India are not subject to a basic customs duty. The customs duty has been reduced in a series of steps from 25.0% in 2003 to 0.0% in 2008. Indian producers are also able to charge a regional premium, which is market driven.
Market Outlook
     Global Zinc Outlook
     China’s zinc consumption will continue to drive the global zinc demand growth. The total consumption of zinc is expected to grow from 11.5 million tons in 2007 to 12.5 million tons in 2010, with China contributing 87.7% of that growth in consumption. That would translate to China consumption growth at a compound annual growth rate of 7.8% between 2007 and 2010, which compares to global consumption growth at a compound annual growth rate of 2.9% for the same period and to world excluding China consumption growth at an expected compound annual growth rate of 0.5% for the same period.
     In 2006, several mining companies committed to mining projects that the strong resources sector and the high metals prices made feasible, but concentrate supply shortages are not expected to be fully eliminated until 2008 when these new projects reach full capacity. Smelter expansions have also continued worldwide, but major smelter expansions and construction of new smelters have been deferred, except in China and India. Global zinc production capability is expected to increase from 11.3 million tons in 2007 to 14.2 million tons in 2010, representing a compound annual growth rate of 8.0% for this period.
     Indian Zinc Outlook
     The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanizing and zinc alloys for the construction segment. Domestic consumption increased by 9.5% to 469,000 tons in 2007 and consumption growth for the period from 2007 to 2009 is forecast to average 7.3% per annum.
Aluminum
Global Aluminum Market
     Background
     Aluminum is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses. According to CRISIL Research, four end-use sectors account for approximately 72% of aluminum consumption globally: construction, electricals, transport and packaging. The remaining 28% is accounted for by a wide variety of applications including power, machinery and equipment and consumer durables. Aluminum is also increasingly substituted for steel in the automobile industry to reduce weight and improve fuel economy.
     The raw material from which aluminum is produced is bauxite, which is a very common mineral found mainly in tropical regions. It normally occurs close to the surface and can be mined by open-pit methods. The bauxite is refined into alumina. Typically, bauxite ranges from 35% to 60% contained alumina. There are several different types of bauxite, and alumina refineries are usually designed to treat a specific type. The majority of alumina refineries are therefore integrated with mines.
     Aluminum Consumption
     World primary aluminum consumption increased from 32.0 million tons in 2005 to 34.4 million tones in 2006, an increase of 7.7%, and then further increased to 38.0 million tons in 2007, an increase of 10.5% over 2006. This growth was primarily due to increased demand in China, which between 2004 and 2007 saw demand increase at a compound annual growth rate of 27.5%, compared to a growth of 2.3% for world demand excluding China. The compound annual growth rate in demand in each of Western

Europe and North America between 2004 and 2007 was 1.8% and 1.9%, respectively, which reflects the impact of a slowing economy in these regions.
     The following table sets forth the regional consumption of primary aluminum from 2004 to 2007:

	Year Ended December 31,
	2004		2005		2006		2007
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
North America	7,011	23.4%	7,175	22.5%	7,191	20.9%	6,629	17.4%
Western Europe	6,614	22.1	6,512	20.4	6,801	19.8	6,987	18.4
China	5,886	19.6%	7,083	22.2	8,790	25.6	12,200	32.1
Rest of Asia(1)	5,822	19.4	6,174	19.3	6,296	18.3	6,457	17.0
East/Central Europe	1,744	5.8	1,802	5.6	1,974	5.7	2,141	5.6
Latin America	1,191	4.0	1,341	4.2	1,366	4.0	1,452	3.8
India	860	2.9	960	3.0	1,080	3.1	1,200	3.2
Oceania	435	1.5	450	1.4	425	1.2	443	1.2
Africa	400	1.3	414	1.3	460	1.3	483	1.3

Total	29,964	100.0%	31,912	100.0%	34,382	100.0%	37,992	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
Source: Brook Hunt Aluminium Metal Service Report, March 2008.
     Aluminum Supply
     Aluminum production has become increasingly more concentrated in recent years, with the leading ten producers accounting for 49.6% of world primary aluminum production as reported in the Brook Hunt Aluminium Metal Service March 2008 Report. The five largest refined aluminum producing companies are United Company RUSAL Ltd., or UC RUSAL (10.6%), Rio Tinto Alcan Ltd., or Rio Tinto Alcan (9.9%), Alcoa Inc., or Alcoa (9.8%), Aluminium Corporation of China Limited, or CHALCO (5.1%) and Hydro Aluminium (3.9%), which together accounted for approximately 39.3% of the total refined aluminum produced worldwide in 2008. UC RUSAL and Rio Tinto Alcan were formed in a consolidation trend which has been a feature of this sector in recent times.
     Global production of primary aluminum increased from 32.0 million tons in 2005 to 34.0 million tons in 2006, an increase of 6.2%, and then further increased to 38.2 million tons in 2007, an increase of 12.4% over 2006. In 2007, North America, Western Europe and China together accounted for approximately 59.1%, with China alone accounting for 33.0%, of global primary aluminum production. Asia has shown the largest annual increases in consumption of primary aluminum, driven largely by increased industrial consumption in China, which has emerged as the largest aluminum consuming nation, accounting for 32.1% of global primary aluminum consumption in 2007.
     The following table sets forth the actual and estimated regional production of primary aluminum from 2004 to 2007:

	Year Ended December 31,
	2004		2005		2006		2007
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
China	6,689	22.4%	7,806	24.4%	9,349	27.5%	12,607	33.0%
North America	5,110	17.1	5,382	16.8	5,333	15.7	5,643	14.8
East/Central Europe	4,534	15.2	4,627	14.5	4,678	13.8	4,898	12.8
Western Europe	4,294	14.4	4,345	13.6	4,174	12.3	4,321	11.3
Latin America	2,356	7.9	2,390	7.5	2,494	7.3	2,559	6.7
Oceania	2,245	7.5	2,252	7.0	2,274	6.7	2,320	6.1
Rest of Asia(1)	2,128	7.1	2,446	7.7	2,661	7.8	2,775	7.3
Africa	1,711	5.7	1,753	5.5	1,865	5.5	1,815	4.8
India	851	2.7	965	3.0	1,115	3.4	1,223	3.2

Total	29,918	100.0%	31,966	100.0%	33,943	100.0%	38,161	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
Source: Brook Hunt Aluminium Metal Service Report, March 2008.

     Notwithstanding the rise in aluminum production and capacities in the region, aluminum supplies in Asia have lagged behind demand, resulting in a supply deficit of 3.3 million tons during 2007. During this period, China had a surplus of 0.4 million tons while the rest of Asia had a deficit of 3.7 million tons. Despite increased production capacities in Asia, the demand-supply gap is likely to remain at similar levels given the strong demand growth expected in these markets.
     Alumina
     Alumina is a key raw material for aluminum production. Generally it takes two tons of alumina to produce one ton of primary aluminum. The five largest alumina producing companies are UC RUSAL (12.4%), CHALCO (11.4%), Alcoa (10.4%), Rio Tinto Alcan (9.5%) and Alumina Limited (6.3%), which together accounted for approximately 50.0% of the total alumina produced worldwide in 2008.
     The following table sets forth the regional production of alumina from 2004 to 2007:

	Year Ended December 31,
	2004		2005		2006		2007
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Oceania	16,974	26.8%	17,918	26.9%	18,607	25.1%	19,248	23.7%
Latin America	13,077	20.7	13,189	19.8	14,872	20.1	15,111	18.6
China	6,985	11.0	8,536	12.8	13,740	18.5	20,900	25.8
North America	6,886	10.9	6,929	10.4	6,799	9.2	6,104	7.5
Western Europe	6,376	10.1	6,560	9.8	6,748	9.1	6,809	8.4
East/Central Europe	6,355	10.0	6,779	10.2	6,848	9.2	6,128	7.6
India	2,973	4.7	3,065	4.6	2,991	4.0	3,134	3.9
Rest of Asia(1)	2,908	4.6	2,939	4.4	3,033	4.1	3,120	3.8
Africa	779	1.2	736	1.1	530	0.7	526	0.7

Total	63,313	100.0%	66,651	100.0%	74,168	100.0%	81,080	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India.
Source: Brook Hunt Aluminium Metal Service Report, March 2008.
     The sharp increase in alumina production in China in 2006 turned the global alumina market from a deficit in 2005 to a surplus in 2006. In 2007, Chinese alumina demand grew at 35.0%, pushing global demand growth up 12.8% for the year and relatively weaker supply during the year reduced the alumina surplus to 315,000 tons.
     The following table sets forth the demand-supply balance for alumina from 2004 to 2007:

	Year Ended December 31,
	2004	2005	2006	2007
	(thousands of tons)
Global Alumina Surplus/(Deficit)	(382)	(1,453)	1,865	315

Source: Brook Hunt Aluminium Metal Service Report, March 2008.
     Bauxite
     Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0-3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from US Geological Survey, or USGS, Guinea has the largest bauxite reserves in the world (31%), followed by Australia (23%), Brazil (8%), Jamaica (8%) and India (3%).

     Pricing
     Aluminum is an LME traded metal. It is either sold directly to consumers or on a terminal market. The price is based on LME price but producers are also able to charge a regional price premium, which generally reflects the cost of obtaining the metal from an alternative source.
     Alumina prices are negotiated on an individual basis between buyers and sellers but are usually determined by reference to the LME price for aluminum. The negotiated agreements generally take the form of long-term contracts, but fixed prices can be negotiated for shorter periods and a relatively small spot market also exists.
     The following table sets forth the movement in aluminum and alumina prices from 1998 to 2007:

	Year Ended December 31,
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	($ per ton, except percentages)
Aluminum(1)
LME Cash Price	$1,356	$1,362	$1,549	$1,444	$1,349	$1,432	$1,716	$1,897	$2,566	$2,639
% Change	(15.2)	0.4	13.7	(6.8)	(6.6)	6.2	19.8	10.5	35.3	2.8
Alumina
Spot Price(2)	$185	$203	$284	$149	$148	$283	$420	$468	$420	$353
% Change	(11.4)	9.7	39.9	(47.5)	(0.7)	91.2	48.4	11.4	(10.3)	(16.0)
Alumina/Aluminum(%)	13.6%	14.9%	18.3%	10.3%	11.0%	19.8%	24.5%	24.7%	16.4%	13.4%

(1)	Source: LME.

(2)	Source: Bloomberg, Metal Bulletin; alumina metallurgical grade spot Free on Board, or FOB, average for the year.
     The LME aluminum cash price was $2,941 per ton as of March 31, 2008 and $2,896 per ton as of June 13, 2008.
     While aluminum prices have risen by 95.6% from 2002 to 2007, alumina prices have risen by more than 139.3% during the same period. Rampant demand in China and the increasing exposure of commodities to fund activity in 2007 resulted in cash LME aluminum prices recording their highest annual average since 1893 at $2639/t. The global alumina market was relatively balanced in 2007.
     Besides alumina, power is the other key cost of production for aluminum. Lack of sufficient power and a high cost of power resulted in curtailment of aluminum production in North America in 2002 and in China in 2004 and 2005.
Indian Aluminum Market
     Background
     The domestic Indian aluminum industry consists of four primary producers: Hindalco, NALCO, a Government of India enterprise, BALCO, and MALCO, controlled by Vedanta. BALCO had a 27.0% market share in India in fiscal 2008 following Hindalco (42.0%), NALCO (27.0%) and MALCO (4.0%).
     According to CRISIL Research, India has the fifth largest reserves of bauxite ore in the world, with total recoverable reserves estimated at 2,600 million tons. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminum producers.
     Supply and Demand
     Primary aluminum production in India increased at a compound annual growth rate of 12.8% from 0.85 million tons in 2004 to 1.22 million tons in 2007. The majority of aluminum produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates, or U.A.E.
     Indian demand for primary aluminum increased at a compound annual growth rate of 11.7% from 0.86 million tons in 2004 to 1.20 million tons in 2007.

     The electrical segment, which accounts for 36% of total aluminum consumption, uses aluminum in overhead conductors, transformer coils, bus bars and foil wraps for power cables. With its low weight and price, aluminum has significant competitive advantages over copper in the manufacture of overhead conductors. For example, the low weight of aluminum leads to savings in the investments required in transmission line towers in terms of strength and cable span (distance between towers). As a result, conductors for overhead power transmission are made exclusively of aluminum. Transport is also a major consumer, contributing approximately 22% of demand in 2005 but average aluminum use in Indian-made automobiles is still approximately one-third of that in western-made automobiles. The underlying dynamics for these sectors are expected to be robust domestically, with the electrical, automobile and construction sections expected to grow at a compound annual growth rate of 5.2%, 11.0% and 14.0% between 2007 and 2011, respectively.
     Pricing and Tariff
     Domestic aluminum prices track global price trends as producers usually price the metal at a marginal discount to the landed cost of imported metal. Though value-added product prices also track metal price movement, they usually have relatively less volatility and command a premium reflecting the degree of value addition and quality, as indicated by the brand.
     Aluminum imports are currently subject to a basic customs duty of 5.0% and an educational cess of 2.0% and secondary and higher education cess of 1% of the customs duty. The customs duty has been reduced in a series of steps from 15.0% in 2003 to 5.0% in 2007.
Market Outlook
     Global Aluminum Outlook
     Primary aluminum production is expected to increase at a compound annual growth rate of 8.4% between 2007 and 2010, led primarily by increases in production in China (15.6%), Russia (7.9%) and India (13.1%).
     Global aluminum consumption is expected to increase at a compound annual growth rate of 7.0% between 2007 and 2010, led primarily by a China (18.4%), India (7.5%) and Russia (4.2%). Due to the relatively faster growth in aluminum production as compared to demand, the aluminum market is expected to show a surplus supply of aluminum from 2009 through to 2013, after which it falls short of supply.
     In comparison to the 8.4% increase in aluminum production, alumina production is expected to increase by 8.2% from 2007 to 2010. With alumina becoming more available and a potential relative slowdown in alumina consumption in China, the alumina market is expected to experience some excess supply in the near future.
     Indian Aluminum Outlook
     According to CRISIL Research’s September 2007 report, over the next four to five years, the domestic demand for the aluminum industry is expected to grow at a compound annual growth rate of 9%, primarily driven by expected growth in consumer demand as a result of higher disposable incomes and investment in infrastructure by the Government of India.
     In addition, with the enactment of the Indian Electricity Act, 2003 and the opening up of power markets, the adequacy of transmission facilities has become a critical point for market efficiency and development. The Government of India’s commitment to “Power for All” by 2012, capacity additions from 9,500 MW to 37,000 MW by 2012 in inter-regional transmission and distribution, and investments of Rs. 2 trillion ($50.0 billion) in transmission and distribution are all expected to translate into a higher consumption of aluminum.
     Similarly, improving prospects for the domestic automotive industry will translate into higher aluminum demand. CRISIL Research expects the annual domestic sales for passenger cars and sport-utility vehicles to grow at 18% per year while growth in motorcycles and motor scooters is expected at 19% per year from fiscal 2007 to 2011.
     The construction sector is also expected to see continued growth due to infrastructure in part to the opening up of the real estate sectors to foreign direct investment.

     In addition, CRISIL Research also sees continued demand for aluminum in packaging and air conditioning.
Commercial Power Generation Business
Industry Overview
     The Indian Electricity Act was enacted in 2003 in order to eliminate the multiple legislation governing the electricity generation, transmission and distribution sectors and to enhance the scope of power sector reforms aimed at addressing systemic deficiencies in the Indian power industry. The key provisions of the Indian Electricity Act allowed for de-licensing of power generation, open access in power transmission and distribution, unbundling of State Electricity Boards, or SEBs, compulsory metering of all consumers and more stringent penalties for the theft of electricity. It also included provisions to facilitate captive power plants.
     However, the pace of implementation of these reforms varies across states. The Indian Electricity Act read with the National Tariff Policy, or NTP, notified in January 2006 also mandates that all future power purchases by distribution licensees must be based on competitive bidding to obtain the benefits of reduced capital costs and efficiency of operations through competition.
Installed Capacities
     As of April 30, 2008, India’s power system had an installed generation capacity of approximately 143,061 MW. The Central Power Sector Utilities of India, accounted for approximately 33.8% of total power generation capacity as of April 30, 2008, while the various state entities and private sector companies accounted for approximately 52.2% and 14.0%, respectively.

MW	Central	State	Private	Total	Share of Total
	(MW)
Thermal	35,649	46,486	9,772	91,907	64.2%
Hydro	8,592	26,087	1,230	35,909	25.1%
Nuclear	4,120	0	0	4,120	2.9%
Renewable Energy Source	0	2,116	9,009	11,125	7.8%

Total	48,361	74,689	20,011	143,061	100.0%

Source: Central Electricity Authority of India.
Future Capacity Additions
     To sustain the strong recent economic growth in India, the Ministry of Power of the Government of India has set an ambitious target of providing “Power for All,” with a target of achieving an installed capacity of 212,000 MW by 2012 by adding over 100,000 MW of generation capacity.
     CRISIL Research expects 49,805 MW of capacity additions during the Eleventh Plan (2007-12) and 69,647 MW in the Twelfth Plan (2012-17). In order to maintain its current rate of growth, India requires faster capacity additions in the Eleventh Plan. Further, additions to generation capacity will require concomitant capacity additions in transmissions and distributions as well. Total investments of around Rs 3.5 trillion ($87.0 billion) in the power sector in the Eleventh Plan are expected. Of this, a major proportion, (Rs 2.2 trillion) ($55.0 billion) is expected to be towards generation followed by transmission (Rs. 0.9 trillion) ($22.0 billion) and distribution (Rs. 0.4 trillion) ($10.0 billion).
     As part of the planned target of over 100,000 MW of capacity addition by 2012, the Government of India has proposed the setting up of nine UMPPs. Each project will be 4,000 MW and will use coal as fuel. The government will ensure land and environmental clearances, fuel linkage, offtake agreements and a payment security mechanism to ensure smooth implementation. Each of these projects is expected to be commissioned from 2008 to 2012, three of which have already been awarded. Tata Power has been awarded the Mundra UMPP in Gujarat; Reliance Power has won two UMPPs, (Sasan in Madhya Pradesh and Krishnapatnam in Andhra Pradesh). The fourth UMPP i.e. Tilaiya in Jharkhand, is planned to be awarded in December 2008.
Transmission and Distribution
     In India, the transmissions and distributions system is comprised of state grids, regional grids (which are formed by interconnecting neighboring state grids) and distribution networks. The distribution networks and the state grids are mostly owned and operated by the SEBs or state governments through SEBs, while most of the inter-state transmission links are owned and operated by the Power Grid Corporation of India Limited. These regional grids facilitate transfers of power from power-surplus states to a power-deficit states and gradually being integrated to form a national grid. The existing inter-regional power transfer capacity of 17,000 MW is expected to be enhanced to 37,150 MW by the end of the Eleventh Plan (2012).
     With the enactment of the Indian Electricity Act and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognized as an independent activity. Power distribution in the States of Delhi and Orissa has been privatized and distribution networks are now operated by private utilities companies such as Tata Power Company Limited, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited, and a number of other distribution companies.
Consumption
     Although electricity generation capacity has increased substantially in recent years, the demand for electricity in India still substantially exceeds available generation supply. The following charts show the gap between the total electricity required versus total electricity made available from fiscal 1999 to 2007.
Power: Demand and Supply

Power: Category-wise Consumption (2005-06)

Source: Ministry of Power of the Government of India.
     The industrial, domestic and agriculture sectors are the main consumers of electrical energy, with the industrial sector consuming 44%, domestic consumption of 25% and agriculture consuming over 24% of total electrical energy in fiscal 2007.

     Overall power demand increased at a compound annual growth rate of around 5% in the last decade from 1996-97 to 2007-08. There has been a shift in the demand for electricity from various sectors — the share of the industrial sector has declined steadily, and agricultural consumption, after peaking at 31% in 1995-96, declined to 22% in 2005-06. On the other hand, domestic household demand witnessed a steady increase from 19% in 1995-96 to 24% in 2005-06. The following chart shows power consumption by sector in percentage terms, for the period 2005 to 2006.
Power: Category-wise Consumption (2005-06)

Source: Central Electricity Authority of India.
     According to the forecasts of the Seventeenth Electric Power Survey, energy demand will increase at a compound annual growth rate of 8.5% to 964 billion kWh, during the 10th Five-year plan period (2008-12). Peak demand is projected to increase at a compound annual growth rate of 9.6% to 167.1 billion kWh over the same period. The Eleventh Five-year plan (2007-12) envisages energy demand to grow at a compound annual growth rate of 7%. The following graph shows the expected demand for power for the period 2003 to 2022.

Source: Central Electricity Authority of India (Seventeenth Electric Power Survey).
     While per capita consumption in India has grown significantly, it continues to lag behind power consumption in other leading developed and emerging economies by a large margin. The Ministry of Power is projecting a per-capita consumption of over 1,000 kWh/year in 2012.

The following charts compare per capita electricity consumption in India, other countries and the world average consumption.
Per Capita World Consumption (2005)

Note:

(1)	Countries that are members of the Organization for Economic Co-operation and Development, or OECD (http://www.oecd.org).
Source: Ministry of Power of the Government of India.
India Growth Pattern Over Years

Source: Ministry of Power of the Government of India.
Power Trading
     Power trading takes place between suppliers with surplus capacity and areas with deficits. Recent regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity to promote competition. Several entities, including PTC India Limited (formerly Power Trading Corporation of India Limited), NTPC’s subsidiary, NTPC Vidyut Vyapar Nigam Limited and Tata Power Trading Company Private Limited have started trading operations or have applied for trading licenses.
Tariff Setting
     Until the end of 2005, the tariff regime in India for all electricity generators was regulated and determined by either the Central Electricity Regulatory Commission, or CERC, or the State Electricity Regulatory Commissions that set the tariff on a cost-plus basis consisting of a capacity charge, a variable energy charge and an unscheduled interchange charge. The tariff regime guaranteed a fixed return on equity to the generators and treated all costs as pass through in the tariff.
     In order to improve efficiency and provide cheaper electricity cost to consumers and at the same time attract adequate investments and accelerate development in the power sector, the Government of India notified the NTP in January 2006 with the key objectives of:
•	ensuring availability of electricity to consumers at reasonable and competitive rates;

•	promoting transparency, consistency and predictability in regulatory approvals across jurisdictions and minimising the perception of regulatory risks; and

•	promoting competition, efficiency in operations and improvement in quality of supply.
     To achieve these objectives, the NTP mandated that power procurement for future requirements by all distribution licensees should be through a transparent competitive bidding mechanism using the Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by Distribution Licensees, dated January 19, 2005, issued by the Ministry of Power. Further, to facilitate merit order dispatch, an availability based tariff mechanism has also been introduced whereby the electricity tariffs are split into two parts comprising a fixed capacity charge and a variable energy charge. The fixed cost elements like interest on loans, return on equity, depreciation, operations and maintenance expenses, insurance, taxes and interest on working capital are covered by the capacity charge. The variable cost (that is, fuel cost) of the power plant for generating energy is covered by the energy charge.
     The NTP also provides that power purchase agreements should ensure adequate and bankable payment security arrangements like letters of credit and escrow of cash flows for the benefit of the generating companies. In case of persisting default, generating companies may sell power to other buyers.
Government Initiatives
     Historically, management of the power sector by SEBs was driven by local populist politics that caused the financial health of central and state utilities to deteriorate, which led to under-investment, continued loss and theft and cash leakage. In response, the Government of India launched a combination of regulatory and development initiatives which, among other measures, made anti-theft laws more stringent, prohibited unfunded subsidies and required 100% metering in all states.
     Initiatives have also been introduced to address poor transmissions and distributions infrastructure and dilapidated metering systems. These initiatives include concessional loans from the Government of India to fund up to half the costs of state transmissions and distributions projects and incentive payments to the states linked to the reduction in annual cash losses of the SEBs.
     The Accelerated Power Development and Reform Program, or APDRP, was implemented to accelerate reforms in distribution sector by giving incentives and loans to state utilities reduce Aggregate Technical and Commercial losses and outage interruptions. The APDRP has not been as successful as was initially planned. The Ministry of Finance has finalized a new APDRP for around Rs. 500 billion ($12.5 billion) and it has been sent to the cabinet for approval.
OUR BUSINESS
Overview
     We are India’s largest non-ferrous metals and mining company based on net sales and are one of the fastest growing large private sector companies in India based on the increase in net sales from fiscal 2006 to 2008. In India, one of the fastest growing large economies in the world with a 9.0% increase in real gross domestic product from fiscal 2007 to 2008, according to Central Statistical Organization, Ministry of Statistics and Program Implementation, we were India’s largest metals and mining company based on net sales for fiscal 2006 to 2008. We are one of the two custom copper smelters in India, with a 42.4% primary market share by volume in India in fiscal 2007, according to the International Copper Promotion Council, India, or ICPCI, the leading and only integrated zinc producer with a 79.7% market share by volume of the Indian zinc market in fiscal 2008, according to the India Lead Zinc Development Association, or ILZDA, and one of the four primary producers of aluminum with a 27.0% primary market share by volume in India in fiscal 2008, according to the Aluminium Association of India, or AAI.
     In addition to our three primary businesses of copper, zinc and aluminum, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. We have experienced significant growth in the Indian copper, zinc and aluminum markets. Our net sales increased from Rs. 122,791 million in fiscal 2006 to Rs. 246,414 million ($6,157.2 million) in fiscal 2008, representing a compound annual growth rate of 41.7%, due to our capacity expansions and commodity prices increasing to historical highs. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.

     Our copper business is principally one of custom smelting. We were one of the top ten custom copper smelters worldwide in 2007 and the largest in India by production volume in fiscal 2008, according to Brook Hunt & Associates Ltd, or Brook Hunt. Our Tuticorin smelter was in the lowest cost quartile in terms of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the seventh and eighth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our copper cathode production has increased from 273,048 tons in fiscal 2006 to 339,294 tons in fiscal 2008, representing a compound annual growth rate of 12.1%. The production increases, together with higher copper market prices, drove net sales of our copper business from Rs. 67,921 million in fiscal 2006 to Rs. 126,276 million ($3,155.3 million) in fiscal 2008, representing a compound annual growth rate of 36.3%.
     Our fully-integrated zinc business is owned and operated by HZL, India’s leading zinc producer with a 79.7% market share by volume of the Indian zinc market in fiscal 2008, according to the India Lead Zinc Development Association, or ILZDA. HZL was the world’s fifth largest zinc mining company in 2007 based on mine production and is also one of the top ten lead mining companies by production volume worldwide, according to Brook Hunt. HZL’s Rampura Agucha zinc mine is the third largest in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis, according to Brook Hunt. HZL was in the lowest cost quartile in terms of all zinc smelting operations worldwide in 2007 and the fourth largest producer of zinc worldwide, and HZL’s new Chanderiya hydrometallurgical zinc smelter was the third largest smelter on a production basis worldwide in 2007, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). It is our current intention to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL. HZL’s operations include three lead-zinc mines, three zinc smelters, one lead smelter and one lead-zinc smelter in Northwest India and one zinc smelter in Southeast India. HZL’s zinc production has increased from 283,698 tons in fiscal 2006 to 426,323 tons in fiscal 2008, representing a compound annual growth rate of 22.8%. The production increases, together with higher zinc market prices, drove net sales from Rs. 38,573 million in fiscal 2006 to Rs. 78,222 million ($1,954.6 million) in fiscal 2008, representing a compound annual growth rate of 42.4%.
     Our aluminum business is primarily owned and operated by BALCO, in which we have a 51.0% ownership interest. BALCO is one of the four primary producers of aluminum in India and had a 27.0% primary market share by volume in India in fiscal 2008, according to AAI. BALCO was the fastest growing primary producer of aluminum in India in fiscal 2007 based on quantity of aluminum produced as a result of the ramp-up in production at its 245,000 tpa Korba smelter, which was in the lowest quartile in terms of all aluminium smelter operations in 2007, according to Brook Hunt.
     We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminum smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminum producer. With BALCO’s recently expanded and upgraded aluminum smelting capabilities, it is seeking to lower its cost of production. BALCO has increased its production from 173,743 tons in fiscal 2006 to 358,671 tons in fiscal 2008, representing a compound annual growth rate of 43.7%. The production increases, together with higher aluminum market prices, drove net sales from Rs. 16,297 million in fiscal 2006 to Rs. 41,596 million ($1,039.4 million) in fiscal 2008, representing a compound annual growth rate of 59.8%.
     In addition, we are expanding our aluminum business through Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium is intended to be a fully integrated alumina and aluminium producer with a 1.0 million tpa, expandable to 1.4 million tpa subject to government approvals, alumina refinery at Lanjigarh in the State of Orissa in Eastern India, with an associated 75 MW captive power plant, expandable to 90 MW. In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.0 million tpa greenfield alumina refinery. The Lanjigarh alumina refinery, which is undergoing stability trials and is expected to fully stabilize by the end of fiscal 2009, has started production from a single stream operation and produced 267,000 tons of alumina in fiscal 2008. In addition, Vedanta Aluminium is building a greenfield 500,000 tpa aluminum smelter, together with an associated coal-based 1,215 MW captive power plant, in Jharsuguda in the State of Orissa. The project will be implemented in two phases of 250,000 tpa each. Commissioning of the first phase commenced in May 2008, and we expect the second phase to begin commissioning by end of 2010, subject to governmental approvals.
     We have been building and managing captive power plants since 1997. As of March 31, 2008, the total power generating capacity of our captive power plants and wind power plants was 1,308 MW, including four thermal coal-based captive power plants with a total power generation capacity of 849 MW that we built within the last four years. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. Our wholly-owned subsidiary Sterlite Energy is investing approximately $1,900.0 million to build a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is expected to be progressively commissioned from December 2009. Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 65.3 billion tons as of April 1, 2008, according to the Geological Survey of India 2008.
     In addition, on October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. The memorandum of understanding is valid through August 31, 2008. BALCO has applied to the Government of Chhattisgarh for an amendment to the memorandum of understanding extending its validity and permitting its assignment to associates, affiliates and parent companies of BALCO. This application is currently pending. In August 2007, BALCO entered into four engineering, procurement and construction contracts with SEPCO Electric Power Construction Corporation in relation to this project. However, the work and obligations under these contracts are contingent upon receiving board approval for the project.
     HZL’s board of directors has approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($399.8 million). It has entered into contracts aggregating Rs. 6,006 million ($150.1 million) for the construction of wind power plants with a combined power generation capacity of 123.2 MW in the States of Gujarat and Karnataka in India. Wind power plants totalling 107.2 MW have been commissioned as of March 2008 and another 16 MW wind power plant is expected to be commissioned by mid-2008, increasing our total capacity to 123.2 MW.
     In November 2007, we announced our intention to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including Ultra Mega Power Projects, or UMPPs or other projects announced by the Government of India or any state government, through Sterlite Energy. A recent initiative of the Ministry of Power of the Government of India offers private developers an opportunity to establish a number of UMPPs. Private developers will be selected on the basis of competitive bidding and under the initiative, will have the benefit of the assured purchase of power generated and payment security mechanisms. Three of such UMPPs have been awarded.
Competitive Strengths
     We believe that we have the following competitive strengths:
High quality assets and resources making us a low-cost producer in copper and zinc
     We believe that our business has assets of global size and scale. Our costs of production in our Indian copper, zinc and aluminum businesses are competitive with those of leading metals and mining companies in the world, which we believe is enabled by our high quality assets, operational skills and experience and the integrated nature of our operations. Specifically:
•	our Tuticorin smelter was one of the top ten custom copper smelters worldwide in 2007, according to Brook Hunt, and the largest in India by production volume in fiscal 2008. In 2007, our Tuticorin smelter was also in the lowest cost quartile in terms of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the seventh and eighth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt.

•	our zinc business’ operations are fully integrated with its own mining and captive power generation capacities. HZL was the world’s fifth largest zinc mining company in 2007 based on mine production and is also one of the top ten lead mining companies by production volume worldwide, according to Brook Hunt. HZL’s largest zinc mine, Rampura Agucha, was ranked third in the world in 2007 in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis, according to Brook Hunt. HZL was in the lowest cost quartile in terms of all zinc mining operations worldwide in 2007 and the fourth largest producer of zinc worldwide and HZL’s Chanderiya smelter was the third largest smelter on a production basis worldwide in 2007, according to Brook Hunt.

•	our aluminum business’ operations are fully integrated with respect to their power requirements through their captive power plants. BALCO’s 245,000 tpa Korba smelter was in the lowest quartile in terms of all aluminum smelter operations in 2007, according to Brook Hunt. BALCO recently received a coal block allocation of 211.0 million tons for use in its captive power plants. In March 2007, Vedanta Aluminium began the progressive commissioning of a 1.0 million tpa greenfield alumina refinery project in Lanjigarh and an associated 75 MW captive power plant, expandable to 1.4 mtpa and 90 MW, respectively, subject to governmental approvals. The Lanjigarh alumina refinery has started production from a single stream operation and produced 267,000 tons of alumina in fiscal 2008. The Lanjigarh alumina refinery is undergoing stability trials and is expected to fully stabilize by the end of fiscal 2009.
     We are seeking to further lower our costs across all our operations. Factors contributing to our success in lowering our costs of production include:
•	our focus on continually reducing manufacturing costs and seeking operational efficiency improvements;

•	our building and managing our own captive power plants to supply a substantial majority of the power requirements of our operations; and

•	the relatively large and inexpensive labor and talent pools in India.
     We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations and continually seek to improve efficiency.
Leading non-ferrous metals and mining company in India with a diversified product portfolio
     We have substantial market share across the copper, zinc and aluminum metals markets in India. Specifically:
•	we are one of two custom copper smelters in India, with a 42.4% primary market share by volume in India in fiscal 2008, according to ICPCI;

•	HZL is India’s only integrated zinc producer and had a 79.7% market share by volume in India in fiscal 2008, according to ILZDA; and

•	BALCO is one of the four primary producers of aluminum in India and had a 27.0% primary market share by volume in India in fiscal 2008, according to AAI.

     According to Brook Hunt, the demand for copper, zinc and aluminum in India is expected to grow from 458,000 tons, 428,000 tons and 1.1 million tons in 2006 to 982,000 tons, 842,000 tons and 2.5 million tons in 2015, representing compound annual growth rates of 8.8%, 7.8% and 9.6%, respectively. This compares to world demand for copper, zinc and aluminum, which Brook Hunt estimates will grow from 17.5 million tons, 11.1 million tons and 34.4 million tons in 2006 to 24.3 million tons, 15.6 million tons and 61.3 million tons in 2015, representing compound annual growth rates of 3.7%, 3.8% and 6.6%, respectively.
     With our copper, zinc and aluminum businesses representing 51.2%, 31.7% and 16.9% of our net sales and 14.7%, 70.8% and 15.4% of our operating income in fiscal 2008, respectively, we believe that we have a diversified product portfolio and intend to further diversify our business through our planned entry into the commercial power generation business.
Ideally positioned to capitalize on India’s growth and resource potential
     We believe that our experience operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from factors including:
•	India’s large mineral reserves. According to the Indian Bureau of Mines 2005, the total copper ore, lead-zinc ore, and bauxite resources of India are estimated at 1.4 billion ton, 0.6 billion ton, and 3.3 billion tons, respectively. According to the Geological Survey of India 2008, the total coal resources of India are 264.5 billion tons as of April 1, 2008. According to CRISIL Research, India’s bauxite reserves are the fifth largest in the world with total recoverable reserves estimated at 2,600 million ton, and according to the Energy Information Agency, a statistical agency of the United States government, India has the fourth largest coal reserves in the world as of 2007.

•	India’s economic growth and proximity to other growing economies. India is one of the fastest growing large economies in the world with a 9.6% increase in real gross domestic product from fiscal 2006 to 2007 and a 9.0% increase in real gross domestic product from fiscal 2007 to 2008, according to the Central Statistical Organisation Ministry of Statistics and Programme Implementation. This growth has been driven primarily by significant increases in industrial production and investments in infrastructure. We believe that our focus on the metals and power segments will allow us to directly benefit from this growth. In addition, India is strategically located close to other growing economies in China, Southeast Asia and the Middle East.

•	India’s large and inexpensive labor and talent pools. India has, compared to other industrialized nations, low labor costs as a result of its large and skilled labor pool and the availability of many well-educated professionals.
Strong pipeline of growth projects
     We possess a strong portfolio of greenfield and brownfield projects that we intend to pursue:
•	Zinc segment: In April 2008, HZL announced $900 million (Rs. 36,018 million) of expansion projects to increase its total lead-zinc capacity to 1,065,000 tpa with fully integrated mining and captive power generation capacities. These projects include:
o	establishing two brownfield smelters which are expected to increase the production capacities of zinc and lead by approximately 210,000 tons and 100,000 tons, respectively, at Rajpura Dariba in the State of Rajasthan, both of which are expected to be completed by mid-2010;

o	expanding ore production capacity at the Rampura Agucha mine from approximately 5.0 million tpa to 6.0 million tpa and at the Sindesar Khurd mine from approximately 0.3 million tpa to 1.5 million tpa. HZL is expected to start mining activity at the Kayar mine, which is expected to have a production capacity of approximately 0.3 million tpa. These projects are expected to be completed by early 2012;

o	setting up a captive power plant with a capacity of 160 MW at Rajpura Dariba, which is expected to be completed by mid-2010; and

o	increasing silver production from the current levels of approximately 100 to 120 tpa to approximately 500 tpa, primarily from the Sindesar Khurd mine where silver occurs at approximately 200 parts per million, or ppm.
•	Aluminum segment: Vedanta Aluminium is building a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW captive power plant, in Jharsuguda in the State of Orissa, in two phases of 250,000 tpa each. Commissioning of the first phase commenced in May 2008, a year ahead of schedule, and will be progressively commissioned during fiscal 2009. Work has commenced on the second phase and we expect it to begin commissioning in 2010, subject to the receipt of governmental approvals.

•	Power segment: We are executing our plan to enter the commercial power generation business with Sterlite Energy’s construction of a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is expected to be progressively commissioned from December 2009. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal to support this facility. In addition, BALCO entered into a memorandum of understanding in October 2006 with the Government of Chhattisgarh, India and the CSEB to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. The memorandum of understanding is valid through August 31, 2008. BALCO has applied to the Government of Chhattisgarh for an amendment to the memorandum of understanding extending its validity and permitting its assignment to associates, affiliates and parent companies of BALCO. This application is currently pending. In August 2007, BALCO entered into four engineering, procurement and construction contracts with SEPCO Electric Power Construction Corporation in relation to this project. However, the work and obligations under these contracts are contingent upon receiving board approval for the project.
Experience for entry into commercial power generation business in India
     We have been building and managing captive power plants in India since 1997 and are currently managing captive power plants and wind power plants with a total power generation capacity of 1,308 MW, including four thermal coal-based captive power plants with a total power generation capacity of 849 MW that we built within the last four years. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. Demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite having increased significantly in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “— Our Industry — Commercial Power Generation Business — Consumption.” In addition, it has large thermal coal resources of over 264 billion tons and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, we can compete successfully in this business.
Experienced and entrepreneurial management team with outstanding track record
     Our senior management has significant experience in all aspects of our business and has transformed us from a small wire and cable manufacturing company in the early 1980s into our current status as a leading non-ferrous metals and mining company in India. Mr. Anil Agarwal, our founder, remains involved in overseeing our business as our Non-Executive Chairman. Our experienced and focused management and dedicated project execution teams have a proven track record of:
•	selecting attractive acquisition opportunities and successfully improving the operations and profitability of acquired businesses; and

•	successfully implementing capital-intensive projects to increase our production capacities.
     We acquired our zinc business through our acquisition of HZL and our aluminum business through our acquisition of BALCO. In both instances we have been successful at increasing production levels from the existing assets by improving operational efficiencies, lowering the costs of production by commissioning captive power plants and growing the businesses through capacity expansions, specifically:
•	increasing HZL’s production from 172,140 tpa of zinc ingots and 214,447 tpa of zinc mined metal content when we acquired HZL in 2002 to 218,862 tpa of zinc ingots and 551,295 tpa of zinc mined metal content in fiscal 2008, representing an increase of 27.1% and 157.1%, respectively, by increasing the production of HZL’s original two hydrometallurgical zinc smelters, one lead-zinc smelter and three lead-zinc mines; and

•	increasing the production of BALCO’s original aluminum smelter from 89,164 tpa when we acquired management control of BALCO in 2001 to 109,279 tpa in fiscal 2008, representing an increase of 22.6%.

     We utilize project monitoring and assurance systems to facilitate timely execution of our projects. In addition, we have established relationships with leading domestic and international vendors that support our expansion projects. We have successfully completed expansion projects across our copper, zinc and aluminum businesses on which we have spent Rs. 169,564 million ($4,237.0 million) since the beginning of fiscal 2004, including:
•	increasing the lead metal capacity of HZL’s lead-zinc smelter at Chanderiya from 35,000 tpa to 85,000 tpa in February 2006;

•	increasing the copper anode capacity of our Tuticorin copper smelter from 180,000 tpa to 200,000 tpa in 2005 and then to 400,000 tpa in November 2006;

•	increasing the Korba facility by adding a new 245,000 tpa aluminum smelter to bring the total installed capacity to 345,000 tpa of aluminum in November 2006;

•	completing a brownfield expansion with the addition of HZL’s two hydrometallurgical zinc smelters with a capacity of 170,000 tpa each, together with coal-based captive power plants of 154 MW and 80 MW at Chanderiya in May 2005 and December 2007, respectively. The capacities of the zinc smelters were further increased to 210,000 tpa through improvements to the operational efficiencies of both smelters in April 2008;

•	increasing the capacity of the Rampura Agucha lead-zinc mine and processing plant from 2.0 million tpa to 5.0 million tpa of ore to supply the brownfield zinc smelter expansion at Chanderiya between 2003 and 2008; and

•	completing our wind power plants at Gujarat and Karnataka with a total power generation capacity of 107 MW between 2007 and 2008.
Ability and capacity to finance world-class projects
     We have generated strong cash flows in recent years due to our substantial volume growth, robust commodity prices and our cost reduction measures. Moreover, we have a strong balance sheet with low leverage. We believe that holding substantial cash and current assets and maintaining low leverage are important to provide sufficient liquidity and to meet the cash outflow requirements of our capacity expansion projects in the event of any adverse movements in commodity prices.
Strategy
     Our goal is to generate strong financial returns and create a world-class metals and mining company. Our strategy is to continue to grow our business by completing our existing expansion projects as well as setting up new greenfield and brownfield projects. We intend to take advantage of our low-cost base, expand our position in India as a supplier of copper, zinc and aluminum products and further develop our exports of these products. We are also leveraging our experience in building and managing captive power plants to develop a commercial power generation business in India and will continue to closely monitor the Indian resource markets in our existing lines of business as well as new opportunities such as iron ore and coal. Key elements of our strategy include:
Continuing focus on asset optimization and reducing the cost of production
     We are currently in the top decile in terms of cost of production in our Indian copper smelting and refining business and our zinc business, and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:
•	seeking improvements in operations to maximize throughput and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce power consumption in the refining and smelting processes and in captive power plants to provide the required power;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	a strong exploration effort seeking to increase the reserves, particularly in our zinc ore business;

•	continuing to improve recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply;

•	securing additional sources of coal through coal block allocations and coal linkages for use in power plants, such as the coal block allocation of 211.0 million tons we recently received for use in BALCO’s captive power plants;

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals; and

•	reducing greenhouse gas emissions from our operations through various projects, including for example our recent installation of a back pressure turbine for utilising waste gases of the roaster plant at one of our zinc smelters at Chanderiya, a project from which we have received 22,744 voluntary emission reduction credits as of March 31, 2008.
     Recent successes as a result of these initiatives include:
•	increased production volume in all of our metal businesses from fiscal 2007 to fiscal 2008, particularly in BALCO;

•	an increase in reserves at HZL’s Rampura Agucha mine of 23.5 million tons to 63.6 million tons as of March 31, 2008; and

•	stable cost of production in most of our businesses notwithstanding inflationary cost pressures across the mining and metal industry generally, particularly with respect to logistics and energy costs.
Increasing our capacities through greenfield and brownfield projects
     We intend to continue to increase our capacities through the construction of new facilities. We believe that increasing our capacities is critical to enable us to continue to capitalize upon the growing demand for metals in India and abroad, particularly in China, Southeast Asia and the Middle East. We seek to implement our expansion projects quickly and with the minimum necessary capital costs in order to generate a high internal rate of return on the projects.
     As of March 31, 2008, we had total production capacities of 650,000 tpa of copper cathodes, 754,000 tpa of zinc and lead and 385,000 tpa of aluminum. Our goal is to achieve 1.0 million tpa of total production capacity in each of our base metals through our existing and future expansion projects, while implementing our expansion projects at industry leading benchmark capital costs, within budget and ahead of schedule. We believe we have made significant progress towards achieving this goal, though there can be no assurance that we will be able to achieve such production capacity for each of our businesses. See “— Competitive Strengths — Strong pipeline of growth projects.”
Leveraging our project execution and operating skills and experience in building and managing captive power plants to develop a commercial power generation business
     The demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind other leading developed and emerging economies by a large margin. India has large thermal coal resources and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, and by applying our mining experience to the mining of the coal blocks we are seeking to have allotted to us to reduce the costs of our proposed commercial power generation business, we can compete successfully in this business. In addition, we believe that our entry into the commercial power generation business will allow us to establish ourselves and gain specific experience in coal mining as the power industry is one of only three industries in India, the others being iron/steel and cement, where captive coal mining by non-governmental entities is permitted. We believe this would help position us to more broadly enter the coal mining business if it is eventually opened to entry by non-governmental entities as part of a Government of India deregulation initiative. See “ — Our Future Commercial Power Generation Business.”

Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills and experience
     Our successful acquisitions of HZL and BALCO have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses primarily in India, including through government privatization programs, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. By selecting the opportunities for growth and acquisition carefully and leveraging our skills and experience, we expect to continue to expand our business while maintaining a strong balance sheet and investment grade credit profile. A recent example of our pursuit of this strategy was our execution of a definitive agreement with Asarco LLC, formerly known as American Smelting and Refining Company, or Asarco, a US based mining, smelting and refining company, on May 30, 2008 for the sale to us of substantially all the operating assets of Asarco for $2.6 billion in cash. We believe that Asarco will be a good strategic fit with our existing copper business. The agreement is subject to approval of the US bankruptcy court overseeing Asarco’s Chapter 11 proceedings. See “ — Recent Developments.”
Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group
     We have consolidated and are continuing to seek to increase our direct ownership of our underlying businesses to simplify and derive additional synergies as an integrated group, in particular by acquiring major shareholders to consolidate our corporate structure to simplify and more closely integrate our operations. As part of this strategy we continue to seek to increase our direct ownership of our underlying businesses to derive additional synergies as an integrated group. In March 2004, we exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO in order to make BALCO a wholly-owned subsidiary, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. We own 64.9% of HZL and we intend to acquire from the Government of India a further 29.5% of the shares in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged” and “— Options to Increase Interests in HZL and BALCO.” It has been reported in the media that the Government of India is considering asserting a breach of a covenant by our subsidiary SOVL and may seek to exercise a put or call right with respect to shares of HZL. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.” If the Government of India makes such an assertion, we intend to contest it and believe we have meritorious defenses.
Basis of Presentation of Reserves
     Our reported mineral reserves are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers. The results are reported in compliance with Industry Guide 7 of the US Securities and Exchange Commission, or the Commission.
     The estimation of the quantity and quality of the mineral occurrence is defined in two stages. In the first stage, the location, quantity, grade, geological characteristics and continuity of a Mineral Resource are interpreted and estimated from specific geological evidence and knowledge. The geological evidence is gathered from exploration, sampling and testing information through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
     In the second stage, the “ore reserve” is defined. An “ore reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proven ore reserves.

     In addition to the mineral reserves, we have identified further mineral deposits as either extensions to or in addition to our existing operations that are subject to ongoing exploration and evaluation.
Our Copper Business
Overview
     Our copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements.
     As a custom smelter, we buy copper concentrate at LME-linked prices for copper. We sell refined copper at LME-linked prices in the domestic and export markets. The TcRc is influenced by global copper concentrate demand, supply of copper smelting and refining capacity, LME trends, LME-linked price participation and other factors. We source our concentrate from various global suppliers and our Australian mine.
     In recent years, we have improved the operating performance of our copper business by improving operational efficiencies and reducing unit costs, including reducing power costs by constructing a captive power plant at Tuticorin. Our Tuticorin smelter was in the lowest cost quartile in terms of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the seventh and eighth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. We intend to further improve the operating performance of our copper business by continuing to reduce unit operating costs through improvements in recovery rates, lowering power and transport costs, achieving economies of scale and the achievement of other operational efficiencies.
Principal Products
     Copper Cathode
     Our copper cathodes are square shaped with purity levels of 99.99% copper. These cathodes meet international quality standards and are registered as LME “A” Grade. The major uses of copper cathodes are in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods. Copper cathodes are also used for making alloys like brass, bronze and alloy steel, with applications in defense and construction.
     Copper Rods
     Our copper continuous cast rods meet all the requirements of international quality standards. Our copper rods are currently used primarily for power and communication cables, transformers and magnet wires.
     Sulphuric Acid
     We produce sulphuric acid at our sulphuric acid plant through conversion of sulphur dioxide gas that is generated from the copper smelter. A significant amount of the sulphuric acid is consumed by our phosphoric acid plant in the production of phosphoric acid, and the remainder of the sulphuric acid is sold to fertilizer manufacturers and other industries.
     Phosphoric Acid
     We produce phosphoric acid at our phosphoric acid plant by chemical reaction of sulphuric acid and rock phosphate, which we import. Phosphoric acid is sold to fertilizer manufacturers and other industries.
     Other By-products
     Other by-products of our copper smelting operations are gypsum and anode slimes, which we sell to third parties.

Our Production Process
     Our copper business has a number of elements which are summarized in the following diagram and explained in greater detail below:

CONCENTRATE IMPORTS
Copper concentrate is imported from third party mines worldwide and shipped to Tuticorin port.
COPPER MINES
Copper ore is mined at our captive mine in Australia and processed into copper concentrate and shipped to Tuticorin port.
TUTICORIN COPPER SMELTER
The copper concentrate is first processed into blister copper using an ISASMELT™ furnace and converter. Blister copper is then fire-refined and cast into copper anodes, which are sent to the refinery. Sulphur dioxide generated as a by-product in this process is sent to the sulphuric acid plant at Tuticorin.
SULPHURIC & PHOSPHORIC ACID PLANTS
Sulphur dioxide is converted into sulphuric acid. A major part of this sulphuric acid is converted into phosphoric acid. The remainder is sold directly to customers. Both are sold to fertilizer manufacturers and other industries.
TUTICORIN REFINERY
Copper anodes are converted into copper cathodes using an electrolytic process. Some of these cathodes are sent to the copper rod plant and the remainder sold directly to customers. Anode slime containing precious metals is generated during the refining process and is sold to overseas customers.
SILVASSA REFINERY
Copper anodes are converted into copper cathodes using an electrolytic process. Most of the copper cathodes are sent to the copper rod plant and the remainder are sold directly to customers. Anode slime containing precious metals is generated during the refining process and is sold to overseas customers.
TUTICORIN COPPER ROD PLANT
Copper cathodes are melted and extruded into copper rods.
SILVASSA COPPER ROD PLANTS
Copper cathodes are melted and extruded into copper rods.
FINISHED PRODUCTS
Copper cathodes and rods are sold to customers in India and overseas. Sulphuric and phosphoric acid are sold to customers in India.

     Supply of Copper Concentrate
     As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. A small percentage of our copper concentrate is sourced from our own mine in Tasmania, Australia. All of the copper concentrate used in our operations, whether from our own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to our Tuticorin smelter.
     Tuticorin Smelter
     Our Tuticorin smelter processes copper concentrate by combining it with silica flux and lime, where required, and feeding it into the IsaSmeltTM furnaces. The furnaces smelt the copper concentrate, producing copper matte, slag, and sulphur dioxide gas. The slag and the copper matte flow into a holding furnace, where they are separated. The slag is further smelted to extract additional copper matte and then the remaining slag is discarded. The copper matte is transferred to a converter, where it is oxidized to produce blister copper. The blister copper is fed into the anode furnace where additional sulphur dioxide is removed and the copper is cast as copper anodes.
     Tuticorin Acid Plants
     The sulphur dioxide gas produced from the IsaSmeltTM furnaces at Tuticorin in the process of creating copper anodes is fed through the sulphuric acid plant at Tuticorin to be converted into sulphuric acid. Most of the sulphuric acid is further treated in our phosphoric acid plant to be converted into phosphoric acid. Both the sulphuric acid and the phosphoric acid are sold primarily to fertilizer manufacturers. The treatment of the sulphur dioxide gas creates sulphuric acid and phosphoric acid by-products, including gypsum, from the copper smelting process and avoids the release of the harmful sulphur dioxide gas.
     Silvassa and Tuticorin Refineries
     In the refineries at Silvassa and Tuticorin, which use IsaProcessTM technology, copper anodes are electrolytically refined to produce copper cathodes with a purity of 99.99% and slimes, which are treated further in a slimes treatment plant to recover additional copper. The residual slimes are sold to third parties. Copper cathodes are either sold to customers or sent to our copper rod plants.
     Silvassa and Tuticorin Copper Rod Plants
     In our copper rod plants, copper cathodes are first melted in a furnace and cast in a casting machine, and then extruded and passed through a cooling system that begins solidification of copper into 51x38 mm or 54x38 mm copper bars. The resulting copper bars are gradually stretched in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with a preservation agent and collected in a rod coil that is compacted and sent to customers.
     Delivery to Customers
     The copper cathodes, copper rods, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

Principal Facilities
     Overview
     The following map shows the locations of each of our copper mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2008:

     The following map shows the location of our Tuticorin facility in the State of Tamil Nadu:

     The following map shows the location of our Silvassa facility in the union territory of Dadra and Nagar Haveli:

     The following map shows the location of the Mt. Lyell mine in Tasmania:

     Our Copper Mine
     The Mt. Lyell mine is located at Queenstown on the west coast of Tasmania, Australia, approximately 164 kilometers south of Burnie and approximately 260 kilometers northeast of Hobart. Mt. Lyell has well established infrastructure as mining has been conducted in the area since 1883. The town of Queenstown, originally established to service the mines, continues to provide a range of mining services which are supplemented from Burnie and Hobart. Mt. Lyell is connected by paved public road to Burnie and Hobart. There is a rail connection to the port of Burnie.
     The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 1M95 and 5M95 granted by the State Government of Tasmania. Mining Lease 1M95 was granted on January 1, 1995 for a period of 15 years and Mining Lease 5M95 was granted on February 1, 1995 for a period of 14 years and 11 months. Both are renewable and are subject to the terms and conditions specified in the Mineral Resources Development Act, 1995 as amended. The mine is also covered by the Copper Mines of Tasmania Pty Ltd (Agreement) Act 1999, which in, conjunction with an agreement between the State Government of Tasmania and CMT entered into pursuant to that Act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims.
     The Mt. Lyell mining district was first discovered in 1883 and 15 separate orebodies have been mined over its life. It is estimated that in excess of 100 million tons of ore has been extracted from the district. Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, formerly Gold Mines of Australia, when MLMC entered voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.2 million tpa in fiscal 2000 to 2.5 million tpa in fiscal 2008. We acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star in 2000.
     The principal deposits in the Mt. Lyell region are all of the volcanic disseminated pyrite-chalcopyrite type, which accounts for 86% of the known ore in the region. The geology of the Mt. Lyell mine consists of a series of intercalated felsic to mafic-intermediate volcanics. Lithologies are highly altered quartz-sericite-chlorite volcanics with individual units delineated largely by the relative abundance of phyllosilicates. Volcaniclastic and rhyolitic lithologies occur sporadically throughout the sequence, as does pervasive iron mineralization in the form of haematite, magnetite and siderite.

     Chalcopyrite is the principal ore mineral and occurs chiefly in higher grade lenses enveloped by lower grade halos. The overall structure of Mt. Lyell is that of a steeply dipping overturned limb of a large anticline. The hanging wall (stratigraphic footwall) of the ore body consists of weakly mineralized chloritic schists with disseminated pyrite. The footwall is sharply defined by the Great Lyell Fault — Owen Conglomerate contact which truncates the ore body at its southern end.
     All mining operations at CMT are undertaken by contractors while the processing and mill maintenance operations are undertaken by CMT employees. A sub-level caving underground mining method is used at the Prince Lyell ore body. Ore is loaded into trucks by front end loader at draw points and then transported to the underground crusher and skip loading area. Crushed ore is then hauled via the Prince Lyell shaft and unloaded onto a conveyor feeding the ore bin at the Mt. Lyell processing plant. At the processing plant, the ore is crushed and ground prior to processing by floatation to produce copper concentrate, which is then filtered to form a cake and trucked to the Melba Flats railway siding for transport to the port of Burnie. The concentrate is stored at Burnie until it is loaded into ships for transport to the port of Tuticorin in south India from where it is trucked to the Tuticorin smelter.
     The tailings dam is a valley-fill type and excess water is discharged via a spillway. The water quality is sampled before the water is released from the site. The tailings are deposited on beaches some 300 meters from the dam spillway. CMT’s accepted closure plan is to flood the tailings which will require CMT to raise the tailings dam wall.
     CMT has an active exploration and evaluation program at Mt. Lyell which involves upgrading resources below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The Western Tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman & Crown, Glen Lyell, Copper Clays and NW Geophysics.
     The processing plant is approximately 30 years old and has been partially refurbished following our acquisition with the addition of crushers, a float cell and a regrind mill at the surface. While the condition of the plant is ageing, maintenance is carried out as required to ensure that the process plant remains in safe and efficient condition.
     Power at the mine is supplied through an electricity supply agreement with Aurora Energy Pty Ltd to supply approximately 112 GW per hour at a combination of fixed and variable rates until September 30, 2010. There is a plentiful supply of water from mine water and storm water captured on the tailings dam.
     The gross value of fixed assets including capital works in progress is approximately at AUD 96.2 million (Rs. 3,450.0 million or $87.5 million) as of March 31, 2008.
     In fiscal 2008, Mt. Lyell mined and processed 2.5 million tons of ore at a grade of 1.2% copper to produce 99,388 dmt of copper concentrate, which also contained 15,822 ounces of gold and 134,408 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. Based on reserves as of March 31, 2008 and anticipated production, the estimated mine life at Mt. Lyell is approximately four years from April 1, 2008.
     The economic cut-off grade is defined using the metal prices of $3,750 per ton of copper and $500 per ounce of gold which are consistent with the average metal prices over the three-year period ended September 30, 2006. The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 1.0% copper and have an average grade that exceeds 1.0% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.75% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 1.0% copper. CMT operates on a 1.0% copper operational cut-off grade in practice, preferring to take a higher revenue at the expense of a longer mine life. A stope drawpoint is drawn until the average grade of the broken material drops below the operational cut-off grade of 1.0% copper.
     The reserves at CMT in the proven reserve category are defined by drill-holes spaced at 30 meters intervals while the probable reserves are generally defined by drill-holes spaced at 60 meters intervals, though some blocks between 1,415 meters and 1,440 meters have a drill-hole spacing of 30 meters and have been classified as probable reserves as there is less certainty of the modifying factors since the detailed mine design has not yet been completed.
     CMT does not use a copper equivalent calculation for the determination of stope limits as the relationship between the copper and gold grades is essentially linear, allowing the gold credits to be deducted from operating costs.

     The proportion of sub-economic dilution in the reserves varies with the amount of internal dilution and the amount of over-draw. Due to the caving process mixing ore from previous levels, remnant material and material from mineralized halo, it is difficult to determine the level of external dilution, leading CMT to derive the modifying factors from the reconciliation of historical production against the grade and tonnage of the primary ore mined.
     For fiscal 2008, the metallurgical recovery was 90.9% for copper, 66.1% for gold and 64.8% for silver. For fiscal 2008, the contract mining and milling (Mining, Mine — Fixed Plant, Metallurgy, Metallurgy — Fixed Plant) cost was AUD 2,630 ($2,391 or Rs. 95,684) per ton, administration (administration and environment) was at AUD 272 ($247 or Rs. 9,896) per ton and transportation cost was at AUD 421 ($383 or Rs. 15,317) per ton. Correspondingly the TcRc was at AUD 323 ($294 or Rs. 11,766) per ton.
     The following table sets out our proven and probable copper reserves as of March 31, 2008. The figures show the split between the ore derived from primary, or in-situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralized material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, we believe that this allowance can be sustained for the forecast life of the reserves.

						Total Proven and
		Proven Reserve		Probable Reserve		Probable Reserves
			Copper		Copper		Copper
		Quantity	Grade	Quantity	Grade	Quantity	Grade
Mine	Source	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mt. Lyell	In-situ ore	3.6	1.5	0.6	1.5	4.2	1.5
	Secondary ore	—	—	5.4	1.2	5.4	1.2
	Surface stockpile	0.05	1.3	—	—	0.1	1.3

Total		3.6	1.5	6.1	1.2	9.7	1.3

Our Smelter and Refineries
          Overview
          The following table sets forth the total capacities as of March 31, 2008 at our Tuticorin and Silvassa facilities:

	Capacity
	Copper	Copper	Copper	Sulphuric	Phosphoric	Captive Power
Facility	Anode(1)	Cathode(2)	Rods(2)	Acid(3)	Acid(3)	Plant
			(tpa)			(MW)
Tuticorin	400,000	205,000	90,000	1,300,000	180,000	46.5
Silvassa	—	195,000	150,000	—	—	—

Total	400,000	400,000	240,000	1,300,000	180,000	46.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.

(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.

     Tuticorin
     Our Tuticorin facility, commissioned in 1997, is located approximately 17 kilometers inland from the port of Tuticorin in Tamil Nadu in Southern India. Tuticorin is one of India’s two largest copper smelters, based on production volume. Our Tuticorin facility consists of a smelter, a refinery, a copper rod plant, a sulphuric acid plant, a phosphoric acid plant and two captive power plants with a total capacity of 46.5 MW. In 2005, we completed at a cost of Rs. 3,956 million ($98.9 million) an expansion of the smelter which increased the installed capacity from approximately 180,000 tpa to approximately 300,000 tpa of copper anode and added a 22.5 MW captive power plant. Also in 2005, we commissioned the 120,000 tpa copper refinery and 90,000 tpa copper rod plant and increased the capacity of the phosphoric acid plant from 120,000 tpa to 180,000 tpa. In November 2006, we completed a project at a cost of Rs. 1,039 million ($26.0 million) to improve the operational efficiency of our Tuticorin copper smelter to increase its installed capacity to approximately 400,000 tpa of copper anode and of our Tuticorin and Silvassa refineries to increase their installed capacities to 205,000 tpa and 195,000 tpa of copper cathode, respectively.
     The captive power plant of 22.5 MW installed as part of the expansion in 2005, together with a further 11.2 MW generated from the smelter waste heat boiler and the supply from the existing 24.0 MW captive power plant, meets most of the facility’s power requirements. The remaining power requirements of the facility, which amount to approximately 21.4% of its total power requirements in fiscal 2008, are obtained from the state power grid. Our captive power plants at Tuticorin operate on low sulphur heavy stock procured through long-term contracts with various oil companies.
     The smelter at the Tuticorin facility utilizes IsaSmeltTM furnace technology. The recently completed refinery uses IsaProcessTM technology to produce copper cathode and the new copper rod plant uses Properzi Continuously Cast and Rolled, or CCR, copper rod technology from Continuus-Properzi S.p.A. to produce copper rods.
     Silvassa
     Our Silvassa facility commissioned in 1997, comprises a refinery and two copper rod plants and is located approximately, 140 kilometers from Mumbai in the union territory of Dadra and Nagar Haveli in Western India. Its refinery uses IsaProcessTM technology in the production of copper cathode and its copper rod plants use Properzi CCR copper rod technology. The refinery has an installed capacity of approximately 195,000 tpa of copper cathode, increased from 180,000 tpa as part of a project completed in November 2006, and the copper rod plants have a total installed capacity of approximately 150,000 tpa of copper rods. Our Silvassa facility draws on the state power grid to satisfy its power requirements.
Production Volumes
     The following table sets out our total production from Tuticorin and Silvassa for the three years ended March 31, 2008:

		Year Ended March 31,
Facility	Product	2006	2007	2008
			(tons)
Tuticorin	Copper anode(1)	273,049	313,117	335,652
	Sulphuric acid(2)	844,122	946,539	1,027,771
	Phosphoric acid(2)	171,892	172,125	152,401
	Copper cathode(3)	98,796	150,565	162,940
	Copper rods(3)	30,180	53,660	81,698
Silvassa	Copper cathode(3)	174,252	162,155	176,354
	Copper rods(3)	136,317	124,222	143,060
Total	Copper anode	273,049	313,117	335,652
	Copper cathode	273,048	312,720	339,294
	Copper rods	166,497	177,882	224,758
	Sulphuric acid	844,122	946,539	1,027,771
	Phosphoric acid	171,892	172,125	152,401

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.

(2)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.

(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

     The following table sets out the total mine copper extraction from the Mt. Lyell mine that we own through CMT as well as from the Highway Reward mine (closed in July 2005) that our wholly-owned subsidiary, TCM, has a 70.0% ownership interest in, for the three years ended March 31, 2008:

		Year Ended March 31,
Mine (Type of Mine)	Product	2006	2007	2008
		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	2,605,969	2,486,525	2,545,504
	Ore grade	1.3%	1.3%	1.2%
	Copper recovery	90.5%	91.0%	90.9%
	Copper concentrate	105,690	100,966	99,388
	Copper in concentrate	29,770	28,378	27,952
Highway Reward(1) (Underground)	Ore mined	147,917	—	—
	Copper concentrate	21,506	—	—
	Copper in concentrate	5,616	—	—
Total	Ore mined	2,753,886	2,486,525	2,545,504
	Copper concentrate	127,196	100,966	99,388
	Copper in concentrate	35,386	28,378	27,952

Note:

(1)	TCM has a 70.0% ownership interest in the Highway Reward mine, which was closed in July 2005. The figures shown represent total mine production at the Highway Reward underground mine, including the portion attributable to TCM’s joint venture partner, BML Holdings Pty Ltd, during the times when the mine was open, which was used in our business.
Principal Raw Materials
     Overview
     The principal inputs of our copper business are copper concentrate, rock phosphate and power. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.
     Copper Concentrate
     Copper concentrate is the principal raw material of our copper smelter. In fiscal 2008, we sourced 92.0% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. In fiscal 2008, we sourced only 8.0% of our copper concentrate requirements from our own mines in Australia. We expect the percentage we purchase from third party suppliers to increase in future periods as we closed the Highway Reward mine in July 2005 and the reserves of our sole remaining copper mine, Mt. Lyell, are expected to be exhausted by fiscal 2012. We expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.
     In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. During fiscal 2008, we sourced approximately 56.6% of our copper concentrate requirements through long-term agreements.
     We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. During fiscal 2008, we sourced approximately 34.2% of our copper concentrate requirements through spot purchases.
     Rock Phosphate
     Our rock phosphate is currently sourced from Jordan and Egypt pursuant to contracts renewed on an annual basis, with pricing fixed for the year. These contracts provide for minimum supply quantities with an option to increase if required.

     Power
     The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. Our captive power plants at Tuticorin operate on low sulphur heavy stock that is procured through long-term contracts with various oil companies. We have outsourced the day to day operation and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.
Distribution, Logistics and Transport
     Copper concentrate from the Mt. Lyell processing facility is transported by road to a rail head and then transported by rail to the port of Burnie, Tasmania, from which it is shipped to the port of Tuticorin in India. Copper concentrate sourced from both our Mt. Lyell processing facility and from third parties is received at the port of Tuticorin and then transported by road to the Tuticorin facility.
     Once processed at the Tuticorin facility, copper anodes are either refined at Tuticorin or transported by road to Silvassa. Copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.
Sales and Marketing
     The ten largest customers of our copper business accounted for approximately 32%, 34% and 32% of our copper business net sales in fiscal 2006, 2007 and 2008. No customer accounted for greater than 10% of our copper net sales in any of the last three fiscal years.
     Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal 2006, 2007 and 2008, exports accounted for approximately 64%, 63% and 56% of the net sales of our copper business, respectively. Our export sales were primarily to China, Japan, the Philippines, Singapore, South Korea, Taiwan, Thailand and various countries in the Middle East. We also sell phosphoric acid and other by-products in both the domestic and export markets.
     Domestic sales are normally conducted on the basis of a fixed price for a given month that we determine from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for copper we sell in India is normally higher than the price we charge in the export markets due to the tariff structure on costs, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses that we incur when supplying domestic customers.
     Our export sales of copper are made on the basis of both long-term sales agreements and spot sales. The sales prices of our copper exports include the LME price plus a producer’s premium. We do not enter into fixed price long-term copper sales agreements with our customers.
Market Share and Competition
     We are one of the two custom copper smelters in India and had a 42.4% primary market share by volume in India in fiscal 2008, according to ICPCI. The other custom copper smelter in India is Hindalco, which had a primary market share by volume in India of approximately 45.5% in fiscal 2008. The remainder of the primary copper market in India was served by Hindustan Copper in fiscal 2008.
     Copper is a commodity product and we compete primarily on the basis of price and service, with price being the most important consideration when supplies of copper are abundant. Our metal products also compete with other materials, including aluminum and plastics, that can be used in similar applications by end-users. Copper is sold directly to consumers or on terminal markets such as the LME. Prices are established based on the LME price, though as a regional producer we are able to charge a premium to the LME price which reflects the cost of obtaining the metal from an alternative source.

Our Zinc Business
Overview
     Our zinc business is owned and operated by HZL. HZL’s fully-integrated zinc operations include three lead-zinc mines, three hydrometallurgical zinc smelters, one lead smelter and one lead-zinc smelter in the State of Rajasthan in Northwest India and one hydrometallurgical zinc smelter in the State of Andhra Pradesh in Southeast India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.
     We first acquired an interest in HZL in April 2002 and since then have significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs. HZL intends to improve its operating performance further by:
•	benefiting from low-cost production available from its two hydrometallurgical zinc smelters with capacity of 210,000 tpa each at Chanderiya commissioned in May 2005 and December 2007, and expanded in April 2008 together with associated captive power plants at Chanderiya;

•	increasing the total zinc smelting production capacity;

•	increasing the percentage of concentrates being sourced from its Rampura Agucha mine as compared to its other mines to lower its cost of obtaining zinc concentrate;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs;

•	reducing the size of its workforce including through a voluntary retirement plan; and

•	increasing productivity and upgrading existing technology.
     We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). We currently hold a call option to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. This call option is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. See “— Options to Increase Interests in HZL and BALCO” for more information.

Principal Products
     Zinc
     We produce and sell zinc ingots in all three international standard grades: Special High Grade (SHG – 99.994%), High Grade (HG – 99.95%) and Prime Western (PW – 98%). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.
     Lead
     We produce and sell lead ingots of 99.99% purity primarily to battery manufacturers and to a small extent to chemical manufacturers.
     Sulphuric Acid
     We sell sulphuric acid to fertilizer manufacturers and other industries.
     Silver
     We produce and sell silver ingots primarily to industrial users of silver.

Our Production Process
     Our zinc business has a number of elements which are summarized in the following diagram and explained in greater detail below:

LEAD-ZINC MINES
Lead and zinc ore is mined at three captive mines at Rampura Agucha (open pit), and Rajpura Dariba and Zawar (underground).
CONCENTRATOR
The ore is then treated at the onsite concentrators and beneficiation plants located at each mine to individually separate out the lead and zinc concentrates.
ZINC SMELTERS
Zinc concentrates are converted into zinc ingots using the RLE (roast, leach, electrowin) hydrometallurgical process at four zinc smelters, two located at Chanderiya, one each at Debari and Vizag.
Chanderiya has another smelter using ISP™ pyrometallurgical process to convert zinc concentrates into zinc ingots. Sulphuric acid is also produced as a by-product from all the smelters at all the locations.
LEAD SMELTERS
Lead concentrates are converted into lead ingots at two smelters at Chanderiya - the Ausmelt™ smelter and the ISP™ pyrometallurgical smelter. Silver is recovered as a by-product from both the smelters and refined into silver ingots. Sulphuric acid is also produced as a by-product from both the smelters.
FINISHED PRODUCTS
Zinc ingots are sold to customers in India and overseas. Lead and silver ingots and sulphuric acid are sold to customers in India.

     Lead-Zinc Mines
     HZL sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit mine and the Zawar and Rajpura Dariba underground mines in Northwest India. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its low strip ratio and good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 88.3% of HZL’s total mined metal in zinc concentrate produced in fiscal 2008, with the Zawar and Rajpura Dariba mines accounting for the remaining 5.3% and 6.4%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya and Debari smelters and by rail and road to the Vizag smelter in Southeast India. HZL has also sold surplus zinc and lead concentrates from its mines to third party smelters.
     Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine and the Rajpura Dariba mine limit our extraction of lead-zinc ore from the mines to approximately 5.0 million tpa, 1.2 million tpa and 0.9 million tpa, respectively, in fiscal 2009.
     Zinc Smelters
     HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Four of HZL’s smelters are hydrometallurgical and one of HZL’s smelters is pyrometallurgical.
     The hydrometallurgical smelting process is a roast, leach and electrowin, or RLE, process. Zinc concentrate is first oxidized in the roaster and the gases generated are cleaned and sent to the sulphuric acid plant. The primary output from the roaster, called calcine, is sent to the leaching plant to produce a zinc sulphate solution that is then passed through a cold/hot purification process to produce purified zinc sulphate solution. The purified zinc solution then goes through an electrolysis process to produce zinc cathodes. Finally, the zinc cathodes are melted and cast into zinc ingots.
     The pyrometallurgical smelter uses the Imperial Smelting Process, ISPTM, which process starts with sintering, where a mixture consisting of lead and zinc concentrates and fluxes is passed through the sinter machine to remove the sulphur. The gases generated from the sintering process are sent to the sulphuric acid plant. The de-sulphurized output of the sinter machine is broken for size reduction before being fed into an Imperial Smelting Furnace, or ISF, where it is smelted with preheated metcoke and air. During the smelting process, molten lead trickles down to the bottom of the ISF and zinc rises up as vapor. The vapor is passed into a condenser where it is then absorbed back into the molten lead. The molten lead is cooled to separate out the zinc, which is then passed through a process of double distillation and condensation through which any remaining lead is removed to produce pure zinc metal which is cast into ingots. The lead removed through this process is sent to the pyrometallurgical lead smelter.
     Lead Smelters
     HZL has two lead smelters, one of which uses the pyrometallurgical ISF process and is part of the pyrometallurgical zinc smelter described above and the other of which uses AusmeltTM technology.
     The pyrometallurgical process involves the smelting of lead and zinc together as described under “— Zinc Smelters.” Lead removed from the pyrometallurgical process is sent for further refining where it passes through a series of processes to remove impurities. In this process, silver is also produced as a by-product. The refined lead is cast into lead ingots.
     HZL’s AusmeltTM lead plant is based on Top Submerged Lance technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.
     Delivery to Customers
     The zinc and lead ingots and the silver and sulphuric acid by-products are transported by road to customers in India. Zinc ingots are also shipped for export.

Principal Facilities
     Overview
     The following map shows the locations of HZL’s lead-zinc mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2008:

     The following map shows the locations of HZL’s facilities in the State of Rajasthan:

     The following map shows details of the locations of HZL’s facilities in the State of Rajasthan:

     The following map shows the location of HZL’s facility at Vizag in the State of Andhra Pradesh.

Mines
     Rampura Agucha
     The Rampura Agucha zinc mine is located in Gulabpura, District Bhilwara in the State of Rajasthan, Northwestern India. It can be accessed by paved road from the major centers of Udaipur, approximately 225 kilometers to the south, and Jaipur, the capital of the State of Rajasthan, which lies approximately 235 kilometers to the north. The nearest railway to the mine lies approximately five kilometers to the west. This railway provides access to Jaipur in the north and Chittorgarh in the south where the Chanderiya lead-zinc smelting facility is located.
     The Rampura Agucha deposit is the third largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis in 2007 and the fourth largest on a reserve basis, according to Brook Hunt. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is 1.5 kilometers long and has a width ranging from five meters to 120 meters with an average of approximately 58 meters. It extends from the surface with recent exploration intersecting up to 15 meter wide mineralized zones at depths of over 900 meters. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterized by a thinning mineralized zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localized concentrations of pyrite, arsenopyrite, pyrrhotite and tetrahedrite-tennantite.
     The Rampura Agucha mine is India’s largest producer of lead and zinc ore and one of the largest producers in the world. The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2008 from 2.4 million tpa to 5.0 million tpa at a cost of Rs. 4,318 million ($107.9 million) through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG, mill and ball mill circuit.

     Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 95 ton trucks and nine and 15 cubic meter excavators. Ore is trucked to the primary crusher at the mill and waste is trucked to the waste dump. The mining equipment is all owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant which was commissioned in 1991. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in three identical milling circuits, comprising a rod mill in open circuit and a ball mill in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transport to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.
     Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. As of March 31, 2008, the reserve at Rampura Agucha was 107.3 million tons with an average grade of 13.9% zinc and 2.0% lead. Following an extensive drilling program (105 holes, approximately 66,500 meters) to convert resources to reserves, better define the boundaries of the ore body and add resources, the reserve was increased by 23.5 million tons to 63.6 million tons as of March 31, 2008 with an average grade of 13.0% zinc and 2.0% lead after depletion. Further studies have been commissioned to evaluate the potential to increase the reserves by either deepening the open-pit mine or developing an underground mine in the known extension of the deposit. The drill spacing for the definition of proven reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters.
     The Rampura Agucha open-pit mine was commissioned in 1991 by HZL and operated as a state-owned enterprise until 2002 when it was acquired by us. The low strip ratio and good ore minerology of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. An on-site concentrator is used to produce zinc and lead concentrates which are shipped mainly to HZL’s smelters though surplus concentrates are exported through the port of Kandla. The mining and processing facilities are modern and in good condition.
     In fiscal 2008, 4,068,215 tons of ore at 13.0% zinc and 1.9% lead were mined from Rampura Agucha, which produced 914,917 tons of zinc concentrate at 53.5% zinc and 74,874 tons of lead concentrate at 63.5% lead and 869 grams per ton silver. Some 26,400,000 tons of waste were removed giving a strip ratio of 6.5 tons of waste per ton of ore mined. Some 92.2 % of the zinc was recovered to the zinc concentrate, while 61.2% of the lead and 62.5% of the silver was recovered from the lead concentrate. The mining costs were $1.10 per ton mined, while the processing costs were $11.53 per ton milled and general and administration costs were $0.53 per ton milled.
     The 12 square kilometers mining lease was granted by the State Government of Rajasthan and runs until March 2020. Mining leases are governed in accordance with the Mineral Concession Rules 1960 and the Mineral Conservation and Development Rules, 1988. We have also obtained consents under various environmental laws to operate the mine. We recently applied for a new prospecting permit covering the surrounding area as the ore body is dipping towards the eastern limit of the mining lease and the deepest intersection is approaching the current leasehold boundary. HZL commenced production at the mine in 1991. Since then, approximately 30 million tons of ore, with an ore grade of 12.8% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine.
     Power is supplied from a 234 MW captive power plant at Chanderiya with two backup 5 MW generators on-site. Water to the site is pumped 57 kilometers from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 5.0 million tpa.
     The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment was approximately Rs. 7,392.4 million ($184.7 million) as of March 31, 2008.
     HZL estimates the remaining mine life at Rampura Agucha based on reserves as of March 31, 2008 and current and anticipated production to be approximately 20 years from April 1, 2008. In 2004, HZL commissioned the first exploration program since the mine opened and over the four years prior to March 31, 2008 increased the reserves at Rampura Agucha by approximately 58.5% after depletion. HZL also believes that additional mineralization exists at depth below the established reserves. Exploration drilling is continuing to evaluate the potential of this deeper mineralization.

     The economic feasibility was tested using the widely used pit optimizing software “NPV Scheduler.” The metal prices used were $1,300 per ton for zinc and $500 per ton for lead and the treatment charges considered were $130 per ton of zinc concentrate and $140 per ton of lead concentrate, while the operating costs and process recoveries were based on fiscal 2006 results.
     A dilution factor of 1.5% and a mining recovery factor of 97% were also applied. Additionally, for the pit optimization, the mining costs were adjusted by depth and a capital charge was added to reflect the cost of increasing the mining fleet to cope with increasing depth and increased strip ratio. The cut-off grade was calculated automatically by the software and varies with depth and stripping ratio. The optimization analysis was manually constrained to a maximum pit depth of 440 meters.
     In fiscal 2008, 160,493 dmt of zinc concentrate at a grade of 53.0% was sold to third parties from the Rampura Agucha mine. The revenue realized from zinc concentrate sales was Rs. 5,812.5 million ($145.2 million). In fiscal 2008, 60,477 dmt lead concentrate at a grade of 57.3% was sold to third parties from the Rampura Agucha mine. The revenue realized from lead concentrate sales was Rs. 3,951.1 million ($98.7 million).
     Rajpura Dariba
     Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located approximately 75 kilometers by paved road northeast of Udaipur in the Rajsamand district of Rajasthan, northwestern India. Roads to Chittorgarh and Udaipur are used to transport concentrates to the HZL smelters at Chanderiya and Debari. The railway is used to transport concentrate to the HZL smelter at Vizag on the east coast of India.
     The ore at Rajpura Dariba occurs in the north, south and east lenses which are typically 25 to 50 meters thick, are conformable with the stratigraphy and dip approximately 60 degrees to the east. The lenses have strike lengths of 1,200 meters, 500 meters and 600 meters, respectively. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralization is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite, with minor amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite.
     Mining at Rajpura Dariba commenced in 1983 and is carried out using the Vertical Crater Retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine permit is valid until May 2010.
     The mine is serviced by two vertical shafts approximately 600 meters deep. The main shaft is six meters in diameter and the auxiliary shaft is 4.5 meters in diameter. The main shaft has the capacity to hoist 1.0 million tpa of ore and is equipped with a modern multi-rope Koepe winder. All personnel and materials are hoisted in a large counterbalanced cage which is operated by the koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities.
     The ore is crushed underground before being hoisted to the surface. It is then crushed again and milled before undergoing a lead flotation process incorporating roughing, scavenging and three stages of cleaning. A facility exists at the mine to direct lead rougher concentrate to multi-gravity separators in order to reduce the graphite levels in the final concentrate as required. The final lead concentrate is thickened and filtered and subsequently stored and sent to HZL’s Chanderiya lead smelters.
     Lead flotation tails are sent to the zinc flotation process, which comprises roughing, scavenging and three stages of cleaning. The facility is able to direct zinc rougher concentrate to column flotation cells to reduce silica levels in the final concentrate if required. Zinc concentrates are thickened, filtered and stored prior to dispatch to HZL smelters. Zinc flotation tails proceed to a backfill plant where they are cycloned with the underflow proceeding to intermediate storage where cement is added in preparation for use as underground fill. The cyclone overflow is thickened to recover water ahead of disposal in the tailings dam.
     The actual production achieved in fiscal 2008 was 813,249 tons of ore at 4.9% zinc and 2.1% lead ore mined to produce 66,235 tons of zinc concentrate at 48.2% zinc and 23,706 tons of lead concentrate at 51.0% lead and 2,245 grams per ton silver, with 81.4% of the zinc being recovered in the zinc concentrate and 71.7% of the lead and 57.6% of the silver being recovered in the lead concentrate. The actual mining costs were $31.20 per ton mined, including royalty payments and depreciation costs, while the processing costs were $11.03 per ton milled and the administration costs were $2.76 per ton milled.

     Power for the mine is supplied largely from HZL’s 234 MW captive power plant at Chanderiya and through a contract with Ajmer Vidyut Vitran Nigam Limited. Water is sourced via a 22-kilometer long pipeline from the Matri Kundia Dam on the seasonal Banas River as well as from underground. Water supply has been erratic in the past requiring supplemental supplies to be delivered by truck.
     The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment was approximately Rs. 1,498.2 million ($37.4 million) as of March 31, 2008.
     HZL estimates the remaining life of the mine based on reserves as of March 31, 2008 and current production to be approximately 14 years from April 1, 2008. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proven reserves was some 30 meters while for probable reserves was less than 60 meters.
     The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3% combined lead and zinc, though the mineralization generally has a sharp natural contact. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton and a lead price of $700 per ton, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. The in-situ quantities and qualities were adjusted by applying a mining loss factor of 10%, a dilution factor of between 12% and 20% depending on ground conditions, with a further grade adjustment of (0.2)% for lead, (0.3)% for zinc and 10 grams per ton silver. These parameters are based on a reconciliation of historical production. This analysis showed that at these prices the diluted in-situ cut-off grade should be 5.4% combined lead and zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
     The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored during the years 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until 2029.
     The Sindesar Khurd mine is a small scale underground mine. The deposit lies five kilometers north of and is on the same geological belt as the Rajpura Dariba mine. Ore from the mine is fed to the Rajpura Dariba mill and processing plant. The two mines are connected by all-weather tar road. The proven and probable reserves for the Sindesar Khurd mine as of March 31, 2008 of 2.0 million tons at 5.3% zinc and 2.1% lead are quoted in the figures for Rajpura Dariba.
     The Sindesar Khurd ore body is conformable with the host stratigraphy. The mineralization lies within silicified dolomite and graphite mica schist which are overlain by quartzite. The deposit has been drilled to a depth of approximately 800 meters below surface and the ore body is traced over approximately two kilometers along the strike with an 800 meters vertical extension. While the deposit is still open in depth in the southern extension of the present mine block, the area below the mine block and towards the north extension only has narrow and low to moderate grade mineralization intersected.
     Access to the mine is through an incline shaft and ramp from the surface while ore is hauled up the inclined shaft through the ramp. The ore body is accessed via horizontal drives on three levels. The long-hole open stoping mining method is used.
     Exploration at the south part of Sindesar Khurd has been ongoing since March 2005 with a drilling program aimed at increasing the size of the resource. As of March 31, 2008, a total of 45 holes have been drilled, the deepest being 700 meters below surface.
     The actual production achieved by the Sindesar Khurd mine in fiscal 2008 was 295,200 tons of ore at 4.9% zinc and 2.8% lead mined to produce 24,022 tons of zinc concentrate at 48.3% zinc and 12,422 tons of lead concentrate at 51.3% lead and 2,262 grams per ton silver, with 81.4% of the zinc being recovered in the zinc concentrate and 77.3% of the lead and 74.9% of the silver being recovered in the lead concentrate. The actual mining costs were $27.54 per ton mined, including royalty payments and depreciation costs, while the processing costs were $11.03 per ton milled and the administration costs were $2.76 per ton milled.
     In fiscal 2008, 71,304 dmt of zinc concentrate at a grade of 47.9% was sold to third parties from the Rajpura Dariba mines. The revenue realized from zinc concentrate sales was Rs. 2,121.4 million ($53.0 million). In fiscal 2008, 4,941 dmt of lead concentrate at a grade of 47.4% was sold to third parties from the Rajpura Dariba mines. The revenue realized from lead concentrate sales was Rs. 480.4 million ($12.0 million).
     Zawar
     Zawar consists of four separate mines, Baroi, Zawarmala, Mochia and Balaria. The deposit is located approximately 60 kilometers south of the city of Udaipur in the district of Udaipur in Rajasthan, in northwestern India. It is accessed by paved road from Udaipur in the north and Ahmedabad, the capital of the State of Gujarat, to the south. All of the deposits lie within a 36.2 square kilometers mining lease granted by the State Government of Rajasthan, which is due for renewal in 2010. The Mochia and Balaria mines pre-date, and are not governed by, current environmental clearance regulations, though HZL has consents to operate the mines under the Air and Water Acts, renewed through September 30, 2009 by the Rajasthan State Pollution Control Board.
     The four deposits at Zawar are hosted by low grade metamorphosed sediments consisting of greywackes, phyllites, dolomites and quartzites that unconformably overlay the Pre-Cambrian basement. The zinc-lead-pyrite mineralization is strata bound and occurs as vein-stringers reflecting the high level of fractures within the more competent dolomites. There are multiple ore bodies that are complex in some areas as the lenses split and enclose waste rock. The ore bodies are steeply dipping.
     Zawar uses the open stoping mining method for the majority of its production with shrinkage stoping being used where the ore body geometry dictates.
     Ore processing is carried out in a conventional comminution and differential lead-zinc flotation plant that comprises two separate circuits. The first was commissioned in 1971, the second in 1977 and then the first was refurbished in 2001. The ore is crushed underground and then hoisted to the surface before being crushed and milled to 74 microns. Milled ore is conveyed separately to two lead flotation circuits and undergoes a process incorporating roughing, scavenging and cleaning. Final lead concentrate is thickened and filtered then stored before dispatch to the Chanderiya lead smelters. Lead flotation tails proceed to two zinc flotation circuits comprising roughing, scavenging and cleaning. Zinc concentrates are thickened and filtered, then stored and dispatched to the Debari and Chanderiya zinc smelters. Zinc flotation tails are thickened and then disposed of in a valley fill type tailings dam.
     The actual production achieved in fiscal 2008 was 901,635 tons of ore mined at 3.7% zinc and 2.4% lead, to produce 54,676 ton of zinc concentrate at 54.5% zinc and 27,175 tons of lead concentrate at 66.6% lead and 840 grams per ton silver, with 89.0% of the zinc being recovered in the zinc concentrate and 85.2% of the lead and 73.5% of the silver being recovered in the lead concentrate. The actual mining costs were $18.59 per ton mined, while the processing costs were $5.75 per ton milled and the administration costs were $4.37 per ton milled.
     Power is supplied through a combination of a 6 MW captive power plant and a contract with the Rajasthan State Electricity Board to supply an additional 8.5 MW. Water consumption is controlled by an active water conservation program with supplementary water supplies sourced from a dedicated 300 million cubic foot dam. The process plant is in a reasonable structural, electrical and mechanical condition and a planned maintenance program is in place.
     The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 1,188 million ($29.7 million) as of March 31, 2008.
     Based on reserves as of March 31, 2008 and annual production levels, HZL estimates the remaining life of the Zawar operation to be approximately eight years from April 1, 2008. The focus of exploration at Zawar has been maintenance of reserves following mining depletion. Drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters immediately prior to development. This past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life. Two approaches were used to determine the reserves. For some of the proven reserves, the stope limits had been designed and the mineable quantities were then derived by applying a mining recovery factor of 90% and a dilution factor of 10%. For the remaining proven reserves and all of the probable reserves, the mineable quantities were adjusted further by applying an additional mining recovery factor of 60% to reflect the impact of leaving pillars and an additional dilution factor of 15% to reflect the effect of internal waste.
     The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3% combined lead and zinc. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton, a lead price of $700 per ton, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. This analysis showed that at these prices, the diluted cut-off grade should be 3.6% combined lead and zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
     In fiscal 2008, no zinc or lead concentrate was sold to third parties from the Zawar mine.
Summary of Mine Reserves
The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2008:

							Total Proven and Probable
	Proven Reserves			Probable Reserves			Reserves
		Zinc	Lead		Zinc	Lead		Zinc	Lead
Mine	Quantity	Grade	Grade	Quantity	Grade	Grade	Quantity	Grade	Grade
	(million tons)	(%)	(%)	(million tons)	(%)	(%)	(million tons)	(%)	(%)
Rampura Agucha	11.7	13.5	2.1	51.9	12.8	1.9	63.6	13.0	1.9
Rajpura Dariba	5.2	5.8	1.5	3.8	6.3	1.8	9.0	6.2	1.6
Zawar	3.9	4.2	2.0	3.3	3.5	2.2	7.2	3.9	2.1

Total	20.8	9.8	2.0	59.0	11.9	1.9	79.8	11.4	1.9

Smelters
     Overview
     The following table sets forth the total capacities as of March 31, 2008 at HZL’s Chanderiya, Debari and Vizag facilities:

	Capacity
					Sulphuric	Captive Power
Facility	Zinc		Lead	Silver	Acid	Plant
			(tpa)		(MW)
Chanderiya	445,000	(1)	85,000	120	755,000 (2)	234
Debari	80,000	(3)	—	—	419,000	29
Vizag	56,000		—	—	90,996	—

Total	581,000		85,000	120	1,264,996	263

Notes:

(1)	Excludes debottlenecking of 80,000 tpa at the Chanderiya zinc smelters which was completed in April 2008.

(2)	Excludes debottlenecking of 96,000 tpa at the Chanderiya sulphuric acid plant which was completed in April 2008.

(3)	Excludes debottlenecking of 8,000 tpa at the Debari zinc smelter which was completed in April 2008.
     Chanderiya
     The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the State of Rajasthan in Northwest India. The facility contains four smelters, two associated captive power plants, two sulphuric acid plants, and a silver refinery:
•	An ISPTM pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•	Two RLE hydrometallurgical zinc smelters with a capacity of 170,000 tpa each that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies which was completed in April 2008, the zinc smelting capacity increased by 40,000 tpa to 210,000 tpa each;

•	An AusmeltTM lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006;

•	Two associated 154 MW and 80 MW coal-based captive power plants;

•	Two sulphuric acid plants with a total capacity of 755,000 tpa of sulphuric acid. Pursuant to improvement in operational efficiencies which was completed in April 2008, the total capacity increased to 851,000 tpa of sulphuric acid; and

•	A silver refinery with a capacity of 120 tpa silver ingots.
     The first RLE hydrometallurgical zinc smelter and the AusmeltTM lead smelter were completed at a cost of Rs. 12,310 million ($307.6 million), including the cost of a coal-based 154 MW captive power plant commissioned in 2005. HZL completed a second hydrometallurgical zinc smelter at Chanderiya, identical to the zinc smelter commissioned at Chanderiya in May 2005. The cost of the expansion cost Rs. 12,930 million ($323.1 million), including the cost of construction of an additional 80 MW coal-based captive power plant which was commissioned in 2008. The expansion is expected to further reduce HZL’s unit cost of production and increase HZL’s total zinc smelting capacity to approximately 669,000 tpa. Additional concentrate requirements will be supplied by increasing production from HZL’s existing mines. The 154 MW and 80 MW captive power plants provide all of the power for our Chanderiya facilities. The captive power plants require approximately 75,000 tons of coal per month, which we procure through tenders and from the domestic market, with contracts made on the basis of one to three shipments of 50,000 to 70,000 tons each and the particulars depending on price and other circumstances. The coal is imported from a number of third party suppliers. In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block which is expected to help meet the coal requirements of its captive power plants in the future. HZL’s share of the coal block is approximately 31.5 million tons which, according to the Ministry of Coal of the Government of India, are proved reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the Government of India approved our mining plan. HZL has also been awarded 1.64 million tons of coal linkage by the Ministry of Coal, which will enable to source coal from mines of Coal India Limited.
     Debari
     The Debari hydrometallurgical zinc smelter is located approximately 12 kilometers east of Udaipur in the State of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008 pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 419,000 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and the balance is sourced from an on-site liquid fuel-based 29 MW captive power plant commissioned in March 2003. The liquid fuel is procured from domestic oil-producing companies through a tender process for a yearly contract.
     Vizag
     The Vizag hydrometallurgical zinc smelter is located approximately 17 kilometers from the Vizag inner harbor on the Bay of Bengal in the State of Andhra Pradesh in Southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56,000 tpa. The Vizag facility also includes a 90,996 tpa sulphuric acid plant. HZL obtains approximately 50% of the facility’s power requirements from Andhra Pradesh Gas Power Corporation Limited, a gas utility company in which HZL holds an 8.0% equity interest. The remaining power is obtained from the Transmission Company of Andhra Pradesh, a government-owned enterprise.
Production Volumes
     The following table sets out HZL’s total production from its Chanderiya, Debari and Vizag facilities for the three years ended March 31, 2008:

		Year Ended March 31,
Facility	Product	2006	2007	2008
		(tons, except for silver which is in kgs)
Chanderiya
ISPTM Pyrometallurgical lead-zinc smelter	Zinc	82,610	88,183	86,080
	Lead	19,070	16,630	16,265
Silver refinery	Silver	24,098	51,296	80,405
First hydrometallurgical zinc smelter(1)	Zinc	71,049	135,673	165,391
Second hydrometallurgical zinc smelter	Zinc	—	—	42,070

		Year Ended March 31,
Facility	Product	2006	2007	2008
		(tons, except for silver which is in kgs)
AusmeltTM lead smelter	Lead	4,566	27,922	41,982
Sulphuric acid plant	Sulphuric acid	324,657	413,222	576,493
Debari
Hydrometallurgical zinc smelter	Zinc	77,487	74,353	78,511
Sulphuric acid plant	Sulphuric acid	105,943	106,814	105,485
Vizag
Hydrometallurgical zinc smelter	Zinc	52,552	50,107	54,271
Sulphuric acid plant	Sulphuric acid	71,356	71,405	71,989
Total	Zinc	283,698	348,316	426,323
	Lead(2)	23,636	44,552	58,247
	Silver	24,098	51,296	80,405
	Sulphuric acid	501,956	591,441	753,966

Notes:

(1)	Includes production capitalized in fiscal 2006 and 2008 of 1,030 tons and 1,154 tons, respectively.

(2)	Excludes lead containing a high content of silver (High Silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 1,011 tons, 5,634 tons and 5,319 tons in fiscal 2006, 2007 and 2008, respectively.
     The following table sets out HZL’s total ore, zinc concentrate and lead concentrate production for the three years ended March 31, 2008:

		Year Ended March 31,
Mine (Type of Mine)	Product	2006	2007	2008
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	3,496,000	3,748,840	4,068,215
	Ore grade — Zinc	13.1%	13.3%	13.0%
	Lead	2.0%	2.00%	1.9%
	Recovery — Zinc	91.2%	91.7%	92.2%
	Lead	59.6%	60.4%	61.2%
	Zinc concentrate	790,050	851,089	914,917
	Lead concentrate	65,194	69,905	74,874
Rajpura Dariba (Underground)	Ore mined	491,624	579,075	813,249
	Ore grade — Zinc	5.7%	5.1%	4.9%
	Lead	1.4%	1.5%	2.1%
	Recovery — Zinc	80.6%	80.6%	81.4%
	Lead	64.4%	67.6%	71.6%
	Zinc concentrate	45,982	49,644	66,235
	Lead concentrate	9,245	12,210	23,706
Zawar (Underground)	Ore mined	807,500	812,000	901,635
	Ore grade — Zinc	4.1%	3.5%	3.7%
	Lead	2.1%	2.4%	2.4%
	Recovery — Zinc	88.9%	88.7%	89.0%
	Lead	83.9%	84.3%	85.2%
	Zinc concentrate	52,975	46,654	54,676
	Lead concentrate	21,299	25,219	27,175
Total	Ore mined	4,795,124	5,139,915	5,783,099
	Zinc concentrate	889,007	947,387	1,035,828
	Lead concentrate	95,738	107,334	125,755
Principal Raw Materials
     The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

     Zinc and Lead Concentrates
     Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in the past. With the recent expansion of the Rampura Agucha mine and the commencement of operations at the Sindeshar Khurd mine, we expect HZL’s mines to continue to provide all of its zinc and lead concentrate requirements for the foreseeable future.
     Power
     Most of HZL’s operations are powered by the coal-based captive power plant at Chanderiya, for which HZL imports the necessary thermal coal from a number of third party suppliers. HZL has outsourced the day-to-day operation and maintenance of its captive power plants at Chanderiya, Debari and Zawar. In January 2006, HZL secured, as part of a consortium with five other partners, the award of a coal block which is expected to help meet the coal requirements of its captive power plants in the future. HZL’s share of the coal block is approximately 31.5 million tons which, according to the Ministry of Coal of the Government of India, are proved reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the Government of India approved our mining plan. HZL has also been awarded 1.64 million tons of coal linkage by the Ministry of Coal, which will enable to source coal from mines of Coal India Limited. Currently, production from the mine is not anticipated to commence until 2011 or 2012, depending upon the extent of the delay.
     HZL’s remaining operations source their required power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third party suppliers on yearly contracts.
     Metallurgical Coke
     In addition, HZL’s pyrometallurgical smelter at Chanderiya requires metallurgical coke that is used in the smelting process. HZL currently sources its metallurgical coke requirements from third parties under long-term contracts and the open market.
Distribution, Logistics and Transport
     Zinc and lead concentrates from HZL’s lead-zinc mines are transported to the Chanderiya and Debari smelters by road. Zinc concentrate from HZL’s mines is also transported by road, or a combination of road and rail, to the Vizag smelter, which is located approximately 1,200 kilometers south-east of the mines. Zinc concentrate may also be shipped for export. Zinc and lead ingots and silver, and sulphuric acid by-products are transported by road to customers in India.
Sales and Marketing
     HZL’s ten largest customers accounted for approximately 27.5%, 47.2% and 36.4% of its net sales in fiscal 2006, 2007 and 2008, respectively. No customer accounted for greater than 10% of HZL’s net sales in fiscal 2006, 2007 or 2008.
     HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal 2008, HZL sold approximately 81% of the zinc and lead metal it produces in the Indian market and exports approximately 19%.
     Approximately 95.5% of the zinc metal that HZL produced in fiscal 2008 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. In some of the contracts, a premium over the LME price is fixed while in other contracts sales take place at a price equal to HZL’s list price less an agreed discount. HZL’s list prices are based on the LME prices, the prevailing market premium, tariffs and logistics costs. HZL periodically revises its list prices based on LME price trends. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.
Projects and Developments
     HZL is constructing a new 80 MW thermal coal-based captive power plant at its Zawar mine for an amount of approximately Rs. 3,200 million ($80.0 million). The new power plant is scheduled for completion by mid-2008 and is expected to be financed by internal sources. HZL is also establishing a 210,000 tpa zinc ingot melting and casting unit in the State of Uttarakhand at a budgeted cost of Rs. 920.0 million ($23.0 million). The project is expected to be commissioned by mid-2008 and is expected to be financed by internal sources.

     In April 2008, HZL announced expansion projects in the amount of approximately $900 million to increase its total integrated lead-zinc capacity to 1,065,000 tpa with fully integrated mining and captive power generation capacities. These projects include:
•	Establishing two brownfield smelters which are expected to increase the production capacities of zinc and lead by approximately 210,000 tons and 100,000 tons, respectively, at HZL’s Rajpura Dariba complex in the State of Rajasthan in Northwest India, and which are expected to be completed by mid-2010;

•	Expanding its ore production capacity at the Rampura Agucha mine from approximately 5.0 mtpa to 6.0 mtpa and at the Sindesar Khurd mine from approximately 0.3 mtpa to 1.5 mtpa. HZL is expected to start mining activity at the Kayar mine which is expected to have a production capacity of approximately 0.3 mtpa. These projects are expected to be completed by early 2012;

•	Setting up a captive thermal power plant with a capacity of 160 MW at Rajpura Dariba which is expected to be completed by mid-2010; and

•	Increasing its silver production from the current levels of approximately 100 to 120 tpa to approximately 500 tpa in large part from additional production at the Sindesar Khurd mine.
     These projects are expected to be financed by internal sources and debt financing.
Market Share and Competition
     HZL is the only integrated zinc producer in India and had a market share by volume of the Indian zinc market of 79.7% in fiscal 2008, according to ILZDA. The only other zinc producer in India, but which is not integrated and depends on imports of zinc concentrate, is Binani Zinc. In fiscal 2008, Binani Zinc had an Indian market share of 7.0% of zinc production, according to ILZDA. Imports and secondary accounted for the remaining 13.3% market share.
     Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminum, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanizating in the construction market.
     HZL is the only primary lead producer in India, with competition coming from imports which provide a substantial majority of the lead consumed in India. Lead is a commodity product and HZL competes primarily on the basis of price, time of delivery and location.
Our Aluminum Business
Overview
     Our aluminum business is owned and operated by BALCO. BALCO’s partially integrated aluminum operations are comprised of two bauxite mines and the Korba facility, which includes one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility, all of which are located in the State of Chhattisgarh in Central India.
     We acquired our interest in BALCO in 2001 and have since worked to improve its operating performance through expansions and by improving operational efficiencies and reducing unit costs of production. Most recently, we completed a large expansion project at Korba to increase aluminum smelting capacity by adding a new 245,000 tpa aluminum smelter and associated coal-based captive power plant. Prior to the Korba expansion, BALCO was a fully integrated producer with its alumina requirements being supplied by its bauxite mines and alumina refinery, but following the Korba expansion, BALCO is primarily an aluminum smelter and sources a majority of its alumina requirements from Indian and international markets. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the captive power plant. BALCO also intends to focus on the production of fabricated products with higher margins.

     We own a 51.0% ownership interest in BALCO and have management control of the company. The remainder of BALCO is owned by the Government of India, which established BALCO in 1965. We acquired our interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we exercised an option to acquire the Government of India’s remaining ownership interest. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information.
Principal Products
     Primary Aluminum
     Primary aluminum is produced from the smelting of metallurgical grade alumina. BALCO produces primary aluminum in the form of ingots and wire rods for sale. Ingots are used extensively for aluminum castings and fabrication in the construction and transportation industries. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables.
     Rolled Products
     Rolled products, namely coils and sheets, are value-added products that BALCO produces from primary aluminum. Rolled products are used for a variety of purposes in different industries, including aluminum foil manufacturing, printing, transportation, consumer durables, building and architecture, electrical and communications, packaging and general engineering industries.
     By-products
     Vanadium sludge is a by-product of the alumina refining process and primarily used in the manufacture of vanadium-based ferro alloys.

Production Process
     BALCO’s business has a number of elements which are summarized in the following diagram and explained in greater detail below:

BAUXITE MINES
Bauxite ore is extracted from two captive open pit mines at BALCO (Mainpat and Bodai Daldali) and transported to the alumina refinery at Korba.
KORBA ALUMINA REFINERY
Bauxite ore is ground and mixed with caustic soda and pumped into high pressure digesters to produce hydrate. The hydrate is calcined to make alumina using the Bayer process.
ALUMINA IMPORTS
Alumina is imported from overseas market into the Vizag port and transported by rail to Korba. Alumina is also purchased from Vedanta Aluminium.
NEW KORBA SMELTER
Imported alumina is electrolytically reduced in a pot using pre-baked technology from GAMI to produce aluminum metal.
OLD KORBA SMELTER
Alumina from the refinery is dissolved in an electrolytic bath in a carbon lined pot and electric current is passed through to produce aluminum metal using the VSS technology.
FINISHED PRODUCTS
Aluminum ingots, rods, coils and sheets are sold to customers in India and overseas.
KORBA CAST HOUSE & FABRICATING PLANT
Aluminum metal is cast into ingots, rods and slabs at the cast house. Slabs are further hot rolled and cold rolled into coils and sheets.

     Bauxite Mines
     BALCO has two captive bauxite mines, Mainpat and Bodai-Daldali, that used to provide all of its bauxite requirements for its alumina refinery at Korba prior to the addition of the new 245,000 tpa aluminum smelter at Korba. See “— Additional Supply of Alumina.” As the bauxite deposits at these mines occur close to the surface, they are mined by open-pit methods. The mining operation employed is semi-mechanized, where bauxite sorting and sizing are carried out through manual labor. Overburden, which is in the form of soil and laterite, is first excavated by a combination of a shovel or excavator and a dumper in order to expose the bauxite ore. The bauxite ore is then drilled and blasted. The blasted ore is sorted according to grade at the mine-face, and the rejected ore is back-filled into the mine. The overburden is then returned and the area is leveled and reforested. The sorted ore is transported by road to the Korba complex for further processing.
     Alumina Refinery
     BALCO’s alumina refinery at Korba uses the conventional high pressure Bayer process to produce alumina from bauxite. In the Bayer process, caustic soda is used to extract the alumina content from ground bauxite, at temperatures suitable for the particular mineralogy of bauxite, after which the resultant sodium aluminate solution is separated from the undissolved residue called red mud. The solution is then subjected to seeded precipitation to produce alumina hydrate, which is then calcined into alumina and transported to the smelter.
     Additional Supply of Alumina
     BALCO’s alumina refinery was configured with a capacity of 200,000 tpa of alumina to meet the alumina requirements of BALCO’s older 100,000 tpa aluminum smelter at Korba. It takes approximately two tons of alumina to produce one ton of aluminum. With the addition of the new 245,000 tpa aluminum smelter at Korba, fully commissioned in November 2006, the additional alumina required for BALCO’s smelters in excess of the capacity of its alumina refinery are obtained by purchasing alumina on both the domestic Indian, including from Vedanta Aluminium, and international markets. Alumina purchased from third party suppliers is transported by road to BALCO’s smelters at Korba. In addition, BALCO also sends bauxite to Vedanta Aluminium for conversion into alumina, which is returned to BALCO for use in its smelters, for which a conversion fee linked to market rates is paid to Vedanta Aluminium.
     Aluminum Smelters
     BALCO’s older 100,000 tpa aluminum smelter uses Vertical Stud Soderberg, or VSS, technology to produce aluminum from alumina. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminum fluoride) in a large carbon or graphite lined steel container known as a “pot.” An electric current is passed through the electrolyte at low voltage but at a very high current. The electric current flows between a carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. Molten aluminum is deposited at the bottom of the pot and is siphoned off periodically. The molten aluminum is then taken to a holding furnace, cleaned and sent to the fabrication facility.
     BALCO’s newer 245,000 tpa aluminum smelter uses pre-baked technology from the Guiyang Aluminum — Magnesium Design & Research Institute, or GAMI, of China. In this pre-baked process, alumina is converted into primary aluminum through a smelting process using electrolytic reduction. The reduction process takes place in a reduction cell, referred to as the pot, where alumina is reduced to molten aluminum. From the pot-line, the molten aluminum is sent to the fabrication facility.
     Fabrication Facility
     BALCO’s fabrication facility, consisting of a cast house and a sheet rolling shop, processes the molten aluminum from the smelters into ingots, wire rods and rolled products. The cast house uses continuous rod casters from Continuus-Properzi S.p.A. and has a foundry which has twin-roll continuous casters with a SNIF degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods. Molten metal is cast into slabs and either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.
     Delivery to Customers
     Ingots, wire rods and rolled products are transported by trucks to customers in India and to ports for export.

Principal Facilities
     Overview
     The following map shows the locations of BALCO’s mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2008:

     The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines
     Chhattisgarh Mines
     The Chhattisgarh mines and deposits comprise the operating mines at Mainpat and Bodai-Daldali. Mainpat is an open-pit bauxite mine located approximately 170 kilometers from the Korba complex in the Surguja district of the State of Chhattisgarh in central India. The Mainpat mine was commissioned in 1993 and lies within a mining lease granted by the Government of India which is due for renewal on July 8, 2012. The mining lease covers an area of 6.39 square kilometers. The bauxite extraction limit for the mine approved by the IBM is 750,000 tpa. The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardhha district of the State of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO and lies within a 6.3 square kilometers renewable mining lease that is valid until March 27, 2017. The bauxite extraction limit for Bodai-Daldali approved by the IBM is 1,250,000 tpa.
     The Chhattisgarh bauxite deposits are situated on a series of steep sided plateau at an elevation of approximately 1,000 meters, for Mainpat, and approximately 500 meters, for Bodai-Daldali, above the surrounding land. The bauxite generally is one meter to three meters thick and lies within a laterite sequence overlying thick Tertiary basalts of the Deccan Traps. The cover of laterite and thin topsoil is up to five meters thick but is generally less than two meters. The bauxite outcrops around much of the plateau rims and is also visible as boulders strewn across fields topping the edge of the plateau.
     A typical profile of the Chhattisgarh deposits comprises topsoil and soft overburden above the laterite. The upper laterite consists of hard, loose or indurated bauxite pebbles and boulders with a clear contact with the underlying hard bauxites. The bauxite occurs in discontinuous lenses up to six meters in thickness with laterite infilling joints and fractures with the bauxite. The contact with the softer lower laterite is usually gradational and irregular.
     The bauxite is hard to very hard with a natural moisture content of 5 to 10%, an in-situ density of 2.3 to 2.4 tons per cubic meter and a low porosity (less than 2%). It comprises primarily gibbsite with boehmite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is, at present, approximately 47% aluminum oxide (available alumina is approximately 41%) and silica levels of less than 4%.
     All mining and transportation at Mainpat is undertaken by contractors. One thin top soil layer is removed by excavator and is either transported to an adjacent storage point or an area that is being backfilled. The laterite layer is drilled and blasted. The overburden is then removed by backhoe excavators and 15-ton trucks. Broken ore is hand-sorted, leaving waste material behind. Ore productivity is around two tons per person per day in the dry season, dropping to around 1.25 tons per person per day in the wet season. Excavator loading is employed in areas where bauxite deposit is more consistent.
     The ore pile is loaded by hand into non-tipping 16 to 25 ton trucks. Loaded trucks undertake a one-way trip of approximately 210 kilometers via public roads to the offloading point at BALCO’s Korba plant. The journey takes approximately six to seven hours depending upon truck condition and road conditions which are highly variable, ranging from seven-meter wide, drained, cambered, smooth bitumen highways to non-surfaced, ungraded, three meter wide dirt tracks. BALCO has commissioned an extensive road building and improvement program to reduce the average one-way haul distance from approximately 250 kilometers to approximately 140 kilometers. At Mainpat’s processing site, the trucks are unloaded manually and the bauxite is bulldozed onto an armored pan feeder conveyor, where it is fed into the crusher.
     The current exploration drilling program is based on a 50-meter square pattern and is reduced to 25 meter centers for detailed mine planning. Sampling is normally in 0.40 meter lengths and core is currently split and retained for future reference. Bauxite samples are tested for silica and aluminum oxide at laboratories situated on site and at the Korba plant. Selected samples are re-assayed as part of a quality control program.
     Since commencing operations, the Mainpat mine has produced approximately 4.3 million tons of bauxite, with production in fiscal 2008 totaling approximately 628,925 tons at 45.2% aluminum oxide. The production in fiscal 2008 was in excess of the bauxite extraction limit for the mine fixed by the IBM. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.”
     Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.
     BALCO estimates the reserves at Mainpat as of March 31, 2008 to be 4.0 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately six years from April 1, 2008.
     Total production at the Bodai-Daldali mine since the commencement of production has been approximately 400,000 tons of bauxite, with production in fiscal 2008 totaling approximately 520,109 tons at 49.5% aluminum oxide. As at the Mainpat mine, manual sorting and sizing of ore is carried out due to the bauxite occurring as boulders, though trials for mechanized crushing and screening on-site are planned. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.
     BALCO estimates the total probable bauxite reserves at Bodai-Daldali to be 5.5 million tons as of March 31, 2008. Management estimates that the remaining life of the Bodai-Daldali mine in six years from April 1, 2008.
     A cut-off grade of 44% aluminum oxide was used to define the reserves at BALCO’s mines, which cut-off grade was primarily defined by geological limits. As the bauxite is hand-sorted and the mining recovery adjustment factor is based on reconciliation studies, there is a high degree of confidence in the cut-off limits. Also, BALCO’s operations are vertically integrated and all bauxite mined at the Mainpat and Bodai-Daldali mines is only suitable for use at BALCO’s Korba alumina refinery. Consequently, the economic feasibility of the reserves depends on the economic feasibility of the company. Based on current costs and historical prices, BALCO’s operations are forecast to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves.

     The reserves as of March 31, 2008 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminum price of 2,157 per ton, which is the average metal price for the three fiscal years ending March 31, 2007.
     A drill hole spacing of 50 meters by 50 meters is used to determine the proven reserves while a drill hole spacing of 100 meters by 100 meters is used to determine the probable reserves.
     The mining dilution and mining recovery factors applied to determine the reserves at the Mainpat mine are 6.4% and 62.0%, respectively, while the factors applied at the Bodai-Daldali mine are 5.0% and 65.0%, respectively. The parameters for Mainpat are derived from the reconciliation of actual production against the geological model, while the parameters for Bodai-Daldali are based on estimates.
     For fiscal 2008, the smelting and refining recovery from the mines for the production of alumina was at 75.5%. In fiscal 2008, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 954 ($23.84) per ton of bauxite.
     For fiscal 2008, the stripping ratio at the Mainpat mine was 1.0:4.0 with 4.0 tons of waste overburden being removed to mine one ton of ore, while the stripping ratio at the Bodai-Daldali mine was 1.0:2.4 with 2.4 tons of waste overburden being removed to mine one ton of ore. The strip ratio for the remaining reserves at Mainpat is 4.8 tons of waste per ton of ore while at Bodai-Daldali it is 4.3 tons of waste per ton of ore.
Summary of Bauxite Mine Reserves
     The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2008:

					Total Proven and
	Proven Reserves		Probable Reserves		Probable Reserves
Ore body	Quantity	Oxide	Quantity	Oxide	Quantity	Oxide
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mainpat	4.0	48.3	—	—	4.0	48.3
Bodai-Daldali	—	—	5.5	48.3	5.5	48.3

Total	4.0	48.3	5.5	48.3	9.5	48.3

Korba Facility
     Overview
     BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility. The following table sets forth the total capacities as of March 31, 2008 at BALCO’s Korba facility:

	Capacity
			Captive Power
Facility	Alumina(1)	Aluminum	Plant
	(tpa)		(MW)
Korba	200,000	345,000	810

Note:

(1)	Alumina is used for production of aluminum. Approximately two tons of alumina is required for the production of one ton of aluminum.
     Refinery
     The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina.

     Smelters
     There are two aluminum smelters at Korba. The older smelter was commissioned in 1975, uses the VSS technology to produce aluminum from alumina and has a capacity of 100,000 tpa. The newer aluminum smelter, which uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was fully commissioned in November 2006 at a cost of Rs. 21,740 million ($543.2 million).
     Fabrication Facility
     The fabrication facility at Korba has two parts, a cast house and a sheet rolling shop.
     Cast House
     The cast house uses continuous rod casters from Continuus-Properzi S.p.A. and has a foundry which has twin-roll continuous casters with a SNIF degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods.
     Sheet Rolling Shop
     The sheet rolling shop has three parts: a hot rolling mill with a capacity of 75,000 tpa, an older cold rolling mill with a capacity of 30,000 tpa and a newer cold rolling mill commissioned in 2004 with a capacity of 36,000 tpa. Molten metal is cast into slabs and then either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.
     Captive Power Plants
     Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the older coal-based 270 MW captive power plant commissioned in 1988 together with a new coal-based 540 MW captive power plant commissioned in March 2006 at a cost of Rs. 13,031 million ($325.6 million) as part of the expansion project. Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In August 2006, BALCO entered into a five-year coal supply agreement with South Eastern Coalfields Limited, or SECL, a subsidiary of Coal India, for the supply of thermal coal by SECL to BALCO, which represents approximately 70% of its thermal coal requirements, with the remainder obtained through open market purchases and imports of coal.
Production Volumes
     The following table sets out BALCO’s total production from its Korba facility for the three years ended March 31, 2008:

		Year Ended March 31,
Facility	Product	2006	2007	2008
			(tons)
Korba	Alumina(1)	219,485	222,395	217,185
	Ingots(2)	58,750	182,921	195,795
	Rods(3)	64,602	72,981	101,183
	Rolled products	50,391	57,287	61,693

Total		173,743	313,189	358,671

Note:

(1)	Reflects alumina production. Alumina that is produced is used in production of aluminum and rolled products. Additional alumina needed for production of aluminum is purchased from third parties and not reflected in alumina production numbers. Approximately two tons of alumina is required for the production of one ton of aluminum.

(2)	Includes production capitalized in fiscal 2006 of 12,288 tons.

(3)	Includes production capitalized in fiscal 2006 of 1,300 tons.

     The following table sets out the total bauxite ore production for each of BALCO’s mines for the three years ended March 31, 2008:

		Year Ended March 31,
Mine (Type of Mine)	Product	2006	2007	2008
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	565,301	665,495	628,925
	Ore grade	45.7%	45.6%	45.2%
Bodai-Daldali (Open-pit)	Bauxite ore mined	65,821	331,950	520,109
	Ore grade	48.6%	50.0%	49.5%

Total		631,122	997,445	1,149,034

Principal Raw Materials
     The principal inputs of BALCO’s operations are bauxite, alumina, power, carbon, caustic soda and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.
     Bauxite
     Bauxite is the primary raw material used in the production of alumina. BALCO sources the bauxite required for its alumina refinery from its own mines.
     Alumina
     Alumina is the primary raw material used in the production of aluminum. BALCO currently sources in excess of 60% of its alumina from third party suppliers on both the Indian and international markets, including from Vedanta Aluminium, with the remainder provided by its alumina refinery. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.60% on a dry basis. In fiscal 2006, 2007 and 2008, BALCO purchased 209,676 tons, 384,150 tons and 309,460 tons of alumina at an average price of $527, $378 and $398 per ton, respectively, on a Cost, Insurance and Freight (CIF) basis at the port of Vizag, India.
     Power
     Smelting primary aluminum requires a substantial, continuous supply of electricity. A reliable and inexpensive supply of electricity, therefore, significantly affects the viability and profitability of aluminum smelting operations. As a result, power is a key input at BALCO’s Korba facility, where it is provided by two coal-based captive power plants of 270 MW and 540 MW, respectively. Our captive power plants have historically been dependant upon coal allocations from Coal India. If such allocations are not available, BALCO imports coal from third parties. However, BALCO recently received a coal block allocation of 211.0 million tons for use in its captive power plants. Power for BALCO’s mines is provided by on-site diesel generators.
     Water
     Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through NTPC premises. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”
     Carbon
     Carbon is an important raw material to the aluminum smelting process. Carbon is used in the process of electrolysis, in the form of cathodes and anodes, with the latter the biggest component of BALCO’s carbon costs. Anodes are made up of carbonaceous material of high purity. For pre-baked anodes, green carbon paste made of calcined petroleum coke and coal tar pitch is compacted or pressed into the required form. These anodes are baked before their use in electrolytic cells, or pots.

     BALCO has in-house facilities to manufacture carbon anodes to meet its entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes, are sourced primarily from the Indian market. There is an adequate supply of these raw materials in India, though their prices are generally determined by movements in global prices.
     Caustic Soda
     Caustic soda is a key raw material used to dissolve the bauxite in the alumina refining process. The caustic soda requirement varies significantly depending on the silica content of the bauxite and the technology employed. BALCO sources its caustic soda requirements from various domestic manufacturers.
     Other Raw Materials
     BALCO also uses other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic markets and BALCO does not foresee any difficulty in securing supplies when needed.
Distribution, Logistics and Transport
     Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road approximately 170 and 260 kilometers, respectively, from the mines to the Korba facility. Alumina purchased from third party suppliers is obtained from a combination of domestic sources and imports, and is transported to the Korba facility by road from domestic third party suppliers or ports. BALCO’s aluminum products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.
Sales and Marketing
     BALCO’s ten largest customers accounted for approximately 42%, 40% and 37% of its net sales in fiscal 2006, 2007 and 2008, respectively. No customer accounted for greater than 10% of BALCO’s net sales in the last three fiscal years.
     BALCO’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. Currently, BALCO sells its products primarily in the Indian market, with limited focus on exports. However, with the commissioning of the new aluminum smelter, a significant part of the additional production is sold in the export market. BALCO’s key customers include conductor manufacturers, state road transport corporations, railways, defense contractors and electrical equipment and machinery manufacturers.
     Domestic sales are normally conducted on the basis of a fixed price for a given month that BALCO determines from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for aluminum BALCO sells in India is normally higher than the price it charges in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplying domestic customers.
     BALCO’s export sales of aluminum are currently on a spot basis at a price based on the LME price plus a premium.
Projects and Developments
     On August 8, 2007, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh, subject to obtaining all relevant regulatory approvals, detailed feasibility studies and the approval of the respective board of directors of BALCO and its controlling companies.
Market Share and Competition
     BALCO is one of the four primary producers of aluminum in India and had a primary market share of 27.0% in fiscal 2008, according to AAI. BALCO’s competitors (and their respective primary market shares by volume in India in fiscal 2008) are Hindalco (42.0%), NALCO, a Government of India enterprise (27.0%), and MALCO, a subsidiary of Vedanta (4.0%).

     Aluminum ingots, wire rods and rolled products are commodity products and BALCO competes primarily on the basis of price and service, with price being the most important consideration when supplies are abundant. Aluminum competes with other materials, particularly plastic, steel, iron, glass, and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for aluminum.
Vedanta Aluminium
Overview
     We hold a 29.5% ownership interest in Vedanta Aluminium. The other 70.5% of Vedanta Aluminium is owned by Vedanta. Vedanta Aluminium is not part of our consolidated group of companies.
     In October 2004, Vedanta Aluminium has entered into an agreement with the Orissa Mining Corporation Limited, or OMC, regarding the establishment of the alumina refinery, an aluminum smelter and associated captive power plants in the Lanjigarh and Jharsuguda districts.
Projects and Developments
     Lanjigarh Alumina Refinery
     Vedanta Aluminium has entered into an agreement with Orissa Mining Corporation Ltd, or OMC, regarding the establishment of the alumina refinery, an aluminium smelter and associated captive power plant in the Lanjigarh district, which is located approximately 450 kilometres from BALCO’s Korba facility. Vedanta Aluminium estimates that the total cost of the project will be approximately $800.0 million (Rs. 32,016 million). Subject to OMC obtaining a mining lease for the Lanjigarh mines, OMC and Vedanta Aluminium have agreed to set up a joint venture company to operate the mines. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.”
     Vedanta Aluminium is intended to be a fully integrated alumina and aluminium producer with a 1.0 million tpa Greenfield alumina refinery and an associated 75 MW captive power plant, expandable to 1.4 million tpa and 90 MW, respectively, subject to governmental approvals, at Lanjigarh, in the State of Orissa in Eastern India. The refinery will be completed in two phases of 700,000 tpa each. In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.0 million tpa greenfield alumina refinery. The refinery, which is undergoing stability trials and is expected to fully stabilize by the end of fiscal 2009, has started production from a single stream operation and produced 267,000 tons of alumina in fiscal 2008. Both phases of the refinery are undergoing stability trials and are expected to fully stabilize by the end of fiscal 2009.
     We had planned to supply the bauxite for the Lanjigarh alumina refinery from the bauxite mines in the Niyamgiri Hills, which are under development. However, development of the mines and commencement of operations at the alumina refinery are subject to litigation before the Supreme Court of India and the High Court of Orissa. There is no assurance that we will be able to procure bauxite for the Lanjigarh alumina refinery from Niyamgiri Hills or another source. We currently source bauxite primarily from mines owned by BALCO. As the alumina refinery is nearing completion and bauxite remains unavailable from the Lanjigarh mines due to the ongoing litigation, Vedanta Aluminium have sought and obtained the approval of the Ministry of Environment and Forests, or MoEF, to source up to one million tons of bauxite from third parties for trial runs and other purposes. Alumina from the alumina refinery is expected initially to be transported to BALCO’s aluminum smelter at Korba for processing or sold on the domestic or export markets. In fiscal 2008, Vedanta Aluminium sold 47,979 tons of alumina to BALCO.
     Jharsuguda Aluminum Smelter
     Vedanta Aluminium is investing an estimated $2,100.0 million in the Jharsuguda project, which involves the setting up of a greenfield 500,000 tpa aluminum smelter, together with an associated thermal coal-based 1,215 MW captive power plant, in Jharsuguda, Orissa in India. As of the date of this annual report, we have only received environmental approvals for 250,000 tpa and 675 MW.
     Commissioning of the first phase commenced in May 2008, a year ahead of schedule, and we expect the second phase to begin commissioning by the end of 2010. The associated thermal coal-based captive power plant will comprise of nine units of 135 MW each, five of which will be commissioned as part of the first phase. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility.
     Vedanta Aluminium’s planned investment in Jharsuguda includes the costs of building the smelter, the associated power facilities and all necessary infrastructure including railway networks, water pipelines and a township for employees, and it has received formal approval to set up a special economic zone in a portion of the area and is in the process of applying for government notification for the same. Once notified, a special economic zone is a designated duty-free enclave approved by the Government of India which is treated as foreign territory for purposes of trade operations, duties and tariffs. For the import or procurement of capital goods, raw materials, consumables, spares and other products into the special economic zone, there is no customs duty or excise duty. There is a 100% income tax exemption for a period of five years, a 50% income tax exemption for a further period of five years and a further exemption for up to 50% of profits that are reinvested into the zone for a period of five years under Section 10AA of the Income Tax Act, 1961, or the Income Tax Act.
Our Future Commercial Power Generation Business
Overview
     Although electricity generation capacity has increased substantially in recent years, the demand for power in India to support its growing economy has in recent years and still substantially exceeds available generation supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “— Our Industry — Commercial Power Generation Business — Consumption.” India has large coal resources of over 264.5 billion tons, according to Geological Survey of India 2008, and the coal industry is in a process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. To sustain the recent economic growth in India, the Ministry of Power in India has set a target to provide an installed capacity of 212,000 MW by 2012 by adding approximately 86,000 MW of generation capacity. As part of the planned target of approximately 86,000 MW of additional capacity by 2012, the Government of India has proposed setting up nine UMPPs. Each of these projects is expected to be commissioned during the period 2008 to 2012 and three have already been awarded as of March 31, 2008.
     We believe that these factors make the commercial power generation business an attractive growth opportunity for us to diversify our business and that, by leveraging our project execution and operating skills and experience in building and managing power plants and by applying our mining experience to the mining of coal blocks that we have been and will continue to seek to have allotted to us by the Government of India, we may compete successfully in this business.
Our Experience with Captive Power Plants
     We have been building and managing captive power plants since 1997. As of March 31, 2008, the total power generating capacity of our captive power plants and wind power plants was 1,308 MW, including four thermal coal-based captive power plants with a total power generation capacity of 849 MW that we built within the last four years.
     The following table sets forth information relating to our existing power plants:

Year Commissioned	Capacity		Location	Fuel Used
	(MW)
1988(1)	270		Korba	Thermal coal
1997	24		Tuticorin	Liquid fuel
2003	29		Debari	Liquid fuel
2003	6		Zawar	Liquid fuel
2005	23		Tuticorin	Liquid fuel
2005	154		Chanderiya	Thermal coal
2006	540		Korba	Thermal coal
2007	75	(2)	Lanjigarh	Thermal coal
2007	107		Gujarat and Karnataka	Wind	(3)
2008	80		Chanderiya	Thermal coal

Total	1,308

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001.

(2)	Expandable to 90 MW, subject to government approvals.

(3)	Our wind power plants are not for captive use.

     In addition, we have the following power plants under construction:
•	HZL’s 16 MW of wind power capacity which is expected to be commissioned by mid-2008.

•	HZL’s 80 MW coal-based captive power plant at its Zawar mines which is expected to be commissioned by September 2008.

•	HZL’s 160 MW coal-based captive power plants at the Rajpura Dariba mines which are currently under construction, subject to the receipt of government approvals.

•	Vedanta Aluminium’s 1,215 MW (comprised of nine units of 135 MW each) coal-based captive power plant at Jharsuguda, with the first unit expected to be commissioned by July 2008 and all units expected to be commissioned by the end of 2009.
     We have been successful in building captive power plants at reasonable cost through our partnerships with a number of established suppliers. Our captive power plants of 154 MW and 540 MW at Chanderiya and Korba were commissioned at a capital cost of Rs. 4,466 million ($111.6 million), or Rs. 29 million ($0.7 million) per MW, and Rs. 13,031 million ($325.6 million), or Rs. 24 million ($0.6 million) per MW, respectively.
Our Plans for Commercial Power Generation
     Sterlite Energy — Orissa
     In August 2006, our shareholders approved a new strategy for us to enter into the power generation business in India. Sterlite Energy is investing approximately $1,900.0 million to build a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is expected to be progressively commissioned from December 2009. A second phase to expand capacity by 2,000 MW has been proposed, but has not yet been approved by Sterlite Energy’s board of directors.
     This project is expected to be financed by internal sources and/or proceeds from future equity fundraising.
     Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 65.3 billion tons as of April 1, 2008, according to the Geological Survey of India 2008. According to the Energy Information Administration, a statistical agency of the United States Department of Energy, India has the fourth largest coal reserves in the world. According to the Ministry of Coal of the Government of India, the State of Orissa has approximately 24.7% of India’s coal resources of 264.5 billion tons as of April 1, 2008. The plant would require approximately 13.2 million tpa of coal. Sterlite Energy has applied to the Ministry of Coal for allotments of coal blocks and long-term coal linkages. In January 2008, the Ministry of Coal jointly allocated the coal blocks in the Rampia Dipside and Dipside in the State of Orissa to six companies, including Sterlite Energy. Sterlite Energy’s proportionate share would be 112.2 million tons. The six companies have entered into an agreement regarding the joint allocation through a joint venture company incorporated in February 2008. We expect the development of the mines to take between three and five years. Additionally, in March 2008, a letter of assurance was issued to Sterlite Energy for the supply of coal through a coal linkage for the Jharsuguda project from Mahanadi Coalfields Limited to meet the coal requirements of one of the units of 600 MW of the 2,400 MW power facility.
     Further, on September 26, 2006, Sterlite Energy entered into a memorandum of understanding with the State Government of Orissa under which the government has agreed to assist us in our acquisition of approximately 3,000 acres of land for the power facility, including the rehabilitation and resettlement of persons to be displaced, the obtaining of environmental clearances, the allocation of coal blocks, long-term coal linkages, water allocations and the sourcing of power during the construction period. The process of making arrangements for a water reservoir, railway marshalling yard, coal stockpile, ash pond and other required facilities is currently underway. Pursuant to the memorandum of understanding, on September 28, 2006, Sterlite Energy entered into a power purchase agreement with the Grid Corporation of Orissa Limited, or GridCo, a nominee of the State Government of Orissa, which provides for approximately 600 MW of power to be supplied to the State Government of Orissa each year over a five-year period. The power purchase agreement also provides that all power generated by the power plant prior to commercial operations and, thereafter, the power generated from the facility in excess of a plant load factor of 80% will be made available to GridCo at a variable price plus a variable incentive to be determined by the CERC. The power generated from the plant would be sold to entities including SEBs and power trading companies. In order to sell the power to more than one state, we would be required to create an evacuation system through a 400 KV power transmission line and a substation approximately 200 kilometers from the facility.
     BALCO — Chhattisgarh
     On October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB under which feasibility studies will be undertaken to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. The memorandum of understanding is valid through August 31, 2008. BALCO has applied to the Government of Chhattisgarh for an amendment to the memorandum of understanding extending its validity and permitting its assignment to associates, affiliates and parent companies of BALCO. This application is currently pending. In August 2007, BALCO entered into four engineering, procurement and construction contracts with SEPCO Electric Power Construction Corporation in relation to this project. However, the work and obligations under these contracts are contingent upon receiving board approval for the project. In 2007, BALCO applied to the Ministry of Coal for the allocation of a long-term coal linkage for this 1,200 MW power project.
     This project is expected to be financed by internal sources.
     HZL — Wind Power Plants
     HZL’s board of directors has approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($399.8 million). It has entered into contracts aggregating $150.1 million for the construction of wind power plants with a combined power generation capacity of 123.2 MW in the States of Gujarat and Karnataka in India. Wind power plants totalling 107.2 MW were progressively commissioned in fiscal 2008 and another 16 MW wind power plant is expected to be commissioned by mid-2008, increasing our total capacity to 123.2 MW.
     The electricity from these wind power plants is proposed to be sold to SEBs. This project is funded through internal accruals and will benefit from the various tax incentives available under the Income Tax Act.
     This project is expected to be financed by internal sources.
     Other Opportunities in Power
     Vedanta Aluminium entered into an agreement on October 1, 2007 with GridCo for the sale of excess power from its captive power plant at Lanjigarh.
     Sterlite Energy intends to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including UMPPs or other projects announced by the Government of India or any state government. A recent initiative of the Ministry of Power of the Government of India offers private developers an opportunity to establish a number of UMPP’s. Private developers will be selected on the basis of competitive bidding and under the initiative, will have the benefit of the assured purchase of power generated and payment security mechanisms. Three of such UMPPs have been awarded.
Risks in Commercial Power Business
     There will be risks involved in entering into the commercial power generation business. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We intend to develop a commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — If any power facilities we build and operate as part of our future commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenues may be adversely affected” for more details.
Exploration and Development Activities
     We are engaged in ongoing exploration activities to locate additional ore bodies in India and Australia. We spent approximately Rs. 403 million ($10.1 million) in fiscal 2008 on exploration.
     The focus of our exploration has been sediment hosted zinc deposits in India. Bauxite exploration concentrates on delineating and evaluating known deposits within economic transport distance of our alumina refinery at Korba.
Options to Increase Interests in HZL and BALCO
Call Options Over Shares in HZL
     On April 11, 2002, we acquired a 26.0% interest in HZL from the Government of India through our subsidiary SOVL. At the time of the acquisition, we owned 80.0% of SOVL and STL, owned the remaining 20.0%. In February 2003, STL transferred its 20.0% interest in SOVL to us and SOVL became our wholly-owned subsidiary. SOVL subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by SOVL for the acquisition of the 46.0% interest in HZL was Rs. 7,776 million.
     Upon SOVL’s acquisition of the 26.0% interest in HZL, the Government of India and SOVL entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares. The shareholders’ agreement provides that as long as SOVL holds at least 26.0% of the share capital of HZL, SOVL is entitled to appoint one more director to the board of HZL than the Government of India and is entitled to appoint the managing director. In addition, as long as the shareholders’ agreement remains in force, the Government of India has the right to appoint at least one director to the board of HZL.
     There are also various other matters reserved for approval by both the Government of India and SOVL, including amendments to HZL’s Articles of Association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures, a discounted rights issue and the granting of loans or provision of guarantees or security to other companies under the same management as HZL.
     Under the shareholders’ agreement, the Government of India also granted SOVL two call options to acquire all the shares in HZL held by the Government of India at the time of exercise. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of Rs. 3,239 million on November 12, 2003, taking our interest in HZL to 64.9%.
     The shareholders’ agreement provides that prior to selling shares in HZL to a third party, either party must first issue a sale notice offering those shares to the other party at the price it intends to sell them to the third party. However, a transfer of shares, representing not more than 5.0% of the equity share capital of HZL, by the Government of India to the employees of HZL is not subject to such right of first refusal by SOVL. The Government of India has transferred shares representing 1.5% of HZL’s share capital to the employees of HZL. The shareholders’ agreement also provides that if the Government of India proposes to make a sale of its shares in HZL by a public offer prior to the exercise of SOVL’s second call option, then SOVL shall have no right of first refusal.
     The second call option provides SOVL a right to acquire the Government of India’s remaining 29.5% shareholding in HZL, subject to the right of the Government of India to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that SOVL may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the Government of India, we shall be under an obligation to complete the purchase of the shares, if any, then held by the Government of India, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on June 24, 2008 of Rs. 550 ($13.74) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 68,637 million ($1,715.1 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.
     The validity of the divestment of the shares of HZL by the Government of India to us is currently pending adjudication before the Supreme Court of India. A public interest litigation was filed by a private citizen before the High Court of Rajasthan, Jodhpur, on November 5, 2003, against HZL, SOVL, the Government of India and others challenging the Government of India’s divestment of shares of HZL to us on the same grounds as a September 2003 decision of the Supreme Court of India relating to the proposed divestment of the shares of the Government of India in the Hindustan Petroleum Corporation Limited, or HPC, and Bharat Petroleum Corporation Limited, or BPC. Such decision held that the Government of India could not exercise its executive power to divest these shares as the assets of HPC and BPC were vested in these companies pursuant to Acts of Parliament, which only permitted ownership of the assets by government-owned companies, and also held that these divestments could not be undertaken without repealing or appropriately amending the provisions of the Acts of Parliament.
     The lawsuit regarding HZL asserts that the same reasoning that applied in the decision regarding HPC and BPC should apply in the case of HZL since the assets of the Metal Corporation of India were vested in HZL pursuant to the Metal Corporation of India (Acquisition of Undertaking) Act, 1966, which required the ownership of the assets only to be vested in government-owned companies. HZL continues to own and operate the assets and has subsequently substantially expanded its smelting facilities and mining operations. However, at the time SOVL acquired its 26.0% interest in HZL and a further 20.0% through an open market offer, this act had not been amended to permit the ownership of the assets of the Metal Corporation of India by non government-owned companies, and this is the matter at challenge before the Supreme Court of India.
     The Supreme Court of India has directed that all pending challenges to divestment of government-owned companies shall be heard together by a larger bench of the Supreme Court of India. These matters, along with the HZL case, are currently pending before the Chief Justice of India and the next date of hearing is yet to be fixed. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged.”
     In addition, it has been reported in the media that the Government of India is considering asserting a breach of a covenant by our subsidiary SOVL and may seek to exercise a put or call right with respect to shares of HZL. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.” If the Government of India makes such an assertion, we intend to contest it and believe we have meritorious defenses.
Call Option Over Shares in BALCO
     On March 2, 2001, we acquired a 51.0% interest in BALCO from the Government of India for a cash consideration of Rs. 5,532 million. On the same day, we entered into a shareholders’ agreement with the Government of India and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the Government of India and are entitled to appoint the managing director. There are various other matters reserved for approval by both the Government of India and us under the shareholders’ agreement, including amendments to BALCO’s Articles of Association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.
     Under the shareholders’ agreement, if either the Government of India or we wish to sell our shares in BALCO to a third party, the selling party must first offer the shares to the other party at the same price at which it is proposing to sell the shares to a third party. The other party shall then have the right to purchase all, but not less than all, of the shares so offered. If a shareholder does not exercise its first right of refusal it shall have a tag along right to participate in the sale pro rata and on the same terms as the selling party, except that if the sale is by the Government of India by way of public offer the tag along right will not apply. However, a transfer of shares representing not more than 5.0% of the equity share capital of BALCO by the Government of India to the employees of BALCO is not subject to such right of first refusal by Sterlite.
     The Government of India also granted to us an option to acquire the remaining shares in BALCO held by the Government of India at the time of exercise. The exercise price is the higher of:
•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (Rs. 49.01 per share) ($1.22 per share) together with interest at a rate of 14% per annum compounded half yearly from March 2, 2001 through the exercise date, less all dividends received by the Government of India since March 2, 2001 through the exercise date.
     On March 19, 2004, we exercised our option to acquire the remaining 49.0% of BALCO’s issued share capital held by the Government of India at that time. Thereafter, the Government of India sought several extensions of the time to complete the sale of the shares as well as interest during this additional time period. On June 7, 2006, the Government of India contended that the clauses of the shareholders agreement relating to our option violate the provisions of Section 111A of the Indian Companies Act by restricting the right of the Government of India to transfer its shares and that as a result the shareholder’s agreement is null and void. The Government of India has also expressed an intention to exercise its right to sell 5.0% of BALCO to BALCO employees.
     We have instituted a petition before the High Court at Delhi seeking that the High Court direct the Government of India to deposit with it at least 44.0% of the equity shares in BALCO and that the High Court further grant an injunction to restrain the Government of India from selling, transferring, pledging or mortgaging or in any other way disposing of or encumbering its shareholding in BALCO in favor of any third party. The Government of India retains the right to sell its shares representing 5.0% of BALCO to BALCO employees. The petition will be heard on September 16, 2008.
     Subsequently, the Government of India notified us that it would require us to amicably negotiate or, if that fails, commence informal mediation as provided for under the terms of the shareholders’ agreement. The High Court of Delhi on August 7, 2006 directed that negotiations between the parties take place expeditiously. As negotiations for an amicable resolution were unsuccessful, on May 17, 2007 we filed a petition requesting that the court appoint an arbitrator as provided for under the terms of the shareholders’ agreement. At a hearing on July 10, 2007, the High Court directed the parties to mediation proceedings failing which arbitration would proceed. As directed by the court, mediation proceedings have begun and both the Government of India and Sterlite have appointed their independent mediators. We expect the mediation proceedings to be completed in the near future. In the event that mediation fails, Sterlite can seek arbitration. The Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees.
     See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.”
Employees
     As of May 31, 2008, we had approximately 12,845 employees as follows:

Company	Location	Primary Company Function	Total Employees
Copper
Sterlite Industries (India) Limited	India	Copper smelting and refining	1,199
Copper Mines of Tasmania Pty Ltd.	Australia	Copper mining	97
Zinc
Hindustan Zinc Limited	India	Zinc and lead production	6,338
Aluminum
Bharat Aluminium Company Limited	India	Aluminum production	5,176
Power
Sterlite Energy Limited	India	Commercial power generation	35
     The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminum Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”
     We have a strong ongoing institutional commitment to the health and safety of our employees for achieving sustainable development in harmony with the communities and environments in which we operate. Proactively complying with and exceeding the requirements of regulatory guidelines, utilizing environment friendly technologies in our expansions and modernizations and implementing programs to support communities around our facilities are integral part of to our business strategy. Most of our mines, refineries and smelters in India are both International Standards Organization (ISO) 14001 and Occupational Health and Safety Assessment Series (OHSAS) 18001 certified. We are committed to providing a healthy and safe working environment, to promoting empowerment, commitment and accountability of our employees and to being an equal opportunity employer. We actively initiate and participate in a variety of programs to contribute to the health, education and livelihood of the people in the local communities in which we operate, including through support of schools, educational programs and centers, women empowerment programs, hospitals and health centers. We constantly seek out and invest in new technologies and operational improvements to minimize the impact of our operations on the environment, including energy conservation measures, reductions in sulphur dioxide gas and other air emissions, water conservation and recycling measures and proper residue management. We also invest in programs to promote reforestation and better agricultural practices.
Insurance
     We maintain property insurance which protects against losses relating to our assets arising from fire, earthquakes or terrorism and freight insurance which protects against losses relating to the transport of our equipment, product inventory and concentrates. However, our insurance does not cover other potential risks associated with our operations. In particular, we do not have insurance for certain types of environmental hazards, such as pollution or other hazards arising from our disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition or results of operations. Moreover, no assurance can be given that we will be able to maintain existing levels of insurance in the future at the same rates. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our insurance coverage may prove inadequate to satisfy future claims against us.”
     Following the ADS offering in June 2007, we and our directors and officers are subject to US securities and other laws, and in order to attract and retain qualified board members and executive officers, we have obtained directors’ and officers’ liability insurance. There can be no assurance that we will be able to maintain directors’ and officers’ liability insurance at reasonable cost, or at all.
Regulatory Matters
Mining Laws
     The Mines and Minerals (Development and Regulations) Act, 1957, as amended, or the MMDR Act, the Mineral Concession Rules, 1960, as amended, or the MC Rules, and the Mineral Conservation and Development Rules, 1988, as amended, or the MCD Rules, govern mining rights and the operations of mines in India. The MMDR Act was enacted to provide for the development and regulation of mines and minerals under the control of India and it lays down the substantive law pertaining to the grant, renewal and termination of reconnaissance, mining and prospecting licenses. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The MCD Rules lay down guidelines for ensuring mining is carried out in a scientific and environmentally friendly manner.
     The Government of India announced the National Mineral Policy in 1993 to sustain and develop mineral resources so as to ensure their adequate supply for the present needs and future requirements of India in a manner which will minimize the adverse effects of mineral development on the forest, environment and ecology through appropriate protective measures. At the same time, the Government of India also made various amendments to India’s mining laws and regulations to reflect the principles underlying the National Mineral Policy.

     Grant of a Mining Lease
     Only the government of the applicable state may grant a mining lease. The mining lease agreement governs the terms on which the lessee may use the land for the purpose of mining operations. If the land on which the mines are located belongs to private parties, the lessee must acquire the surface rights relating to the land from such private parties. If a private party refuses to grant the required surface rights to the lessee, the lessee is entitled to inform the state government and deposit with the state government compensation for the acquisition of the surface rights. If the state government deems that such amount is fair and reasonable, the state government has the power to order a private party to permit the lessee to enter the land and carry out such operations as may be necessary for the purpose of mining. For determining what constitutes a fair amount of compensation payable to the private party, state governments are guided by the principles of the Land Acquisition Act, 1894, as amended, or Land Acquisition Act, which generally governs the acquisition of land by governments from private individuals. In case of land owned by the government, the surface right to operate in the lease area is granted by the government upon application as per the norms of that state government.
     If the mining operations in respect of any mining lease results in the displacement of any persons, the consent of such affected persons, and their resettlement and rehabilitation as well as payment of benefits in accordance with the guidelines of the applicable state government, including payment for the acquired land owned by those displaced persons, needs to be settled or obtained before the commencement of the mining project. In respect of minerals listed in the First Schedule of the MMDR Act, prior approval of the Government of India is required to be obtained by the state government for entering into the mining lease. The approval of the Government of India is granted on the basis of the recommendations of the state governments, although the Government of India has the discretion to overlook the recommendation of the state governments. On receiving the clearance of the Government of India, the state government grants the final mining lease and prospecting license. The lease can be executed only after obtaining the mine plan approval from the IBM, which is valid for a period of five years. A mining lease for a mineral or prescribed group of associated minerals cannot exceed a total area of 10 square kilometers. Further, in a state (province), one person cannot acquire mining leases covering a total area of more than 10 square kilometers. However, the Government of India may, if necessary in the interest of development of any mineral, relax this requirement.
     The maximum term of a mining lease is 30 years. A mining lease may be renewed for further periods of 20 years or less at the option of the lessee. Renewals are subject to the lessee not being in default of any applicable laws, including environmental laws. The MMDR Act provides that if a lessee uses the minerals for its own industry, then such lessee is generally entitled to a renewal of its mining lease for a period of 20 years, unless it applies for a lesser period. The lessee is required to apply to the relevant state government for the renewal of the mining lease at least one year prior to the expiry of the mining lease. Any delay in applying for a renewal of the mining lease may be waived by the applicable state government provided that the application for renewal is made prior to expiry of the mining lease. In the event that the state government does not make any orders relating to an application for renewal prior to the expiration of the mining lease, the mining lease is deemed to be extended until such time the state government makes the order on the application for renewal.
     Protection of the Environment
     The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The MCD Rules require every lessee to take all possible precautions for the protection of the environment and control of pollution while conducting mining operations in any area. The required environmental protection measures include, among others, prevention of water pollution, measures in respect of surface water, total suspended solids, ground water pH, chemicals and suspended particulate matter in respect of air pollution, noise levels, slope stability and impact on flora and fauna and the local habitation. Pursuant to the Supreme Court judgment in M.C. Mehta v. Republic of India, environmental impact assessment clearance from the MoEF, Government of India is also required at the time of renewal of a mining lease if the area under the lease is in excess of 0.05 square kilometers and the mining lease is in respect of a major mineral. However, such environmental impact assessment clearance is not required to be obtained in the event the MoEF has approved the mining project, or the IBM has approved the mining plan with respect to the mining project.
     Labor Conditions
     Working conditions of mine laborers are regulated by the Mines Act, 1952, as amended from time to time, which sets forth standards of work, including number of hours of work, leave requirements, medical examination, weekly days of rest, night shift requirements and other requirements to ensure the health and safety of workers employed in mines.

     Royalties
     Royalties on the minerals extracted or a dead rent component, whichever is higher, are payable to the relevant state government by the lessee in accordance with the MMDR Act. The mineral royalty is payable in respect of an operating mine from which minerals are removed or consumed and is computed in accordance with a prescribed formula. The Government of India has been granted broad powers to modify the royalty scheme under the MMDR Act, but may not do so more than once every three years.
     In addition, the lessee must pay the occupier of the surface land over the mining lease an annual compensation determined by the state government. The amount depends on whether the land is agricultural or non-agricultural.
Environment Laws
     Our business is subject to environmental laws and regulations. The applicability of these laws and regulations varies from operation to operation and is also dependent on the jurisdiction in which we operate. Compliance with relevant environmental laws is the responsibility of the occupier or operator of the facilities.
     Our operations require various environmental and other permits covering, among other things, water use and discharges, stream diversions, solid waste disposal and air and other emissions. Major environmental laws applicable to our operations include:
     The Environment (Protection) Act, 1986 (“EPA”)
     The EPA is an umbrella legislation in respect of the various environmental protection laws in India. The EPA vests the Government of India with the power to take any measure it deems necessary or expedient for protecting and improving the quality of the environment and preventing and controlling environmental pollution. Penalties for violation of the EPA include fines up to Rs. 100,000 or imprisonment of up to five years, or both.
     The Environment Impact Assessment Notification No: 1533(E), 2006 (“EIA Notification”)
     The EIA Notification issued under the EPA and the Environment (Protection) Rules, 1986 provides that the prior approval of the MoEF is required in the event any new project in certain specified areas is proposed to be undertaken. To obtain an environmental clearance, we must first obtain a no-objection certificate from the applicable State Pollution Control Board. This is granted after a notified public hearing, submission and approval of an environment impact assessment report that sets out the operating parameters such as the permissible pollution load and any mitigating measures for the mine or production facility and an environmental management plan.
     Forest (Conservation) Act, 1980 (“Forest Act”)
     The Forest Act requires consent from the relevant authorities prior to clearing forests by felling trees. The final clearance in respect of both forests and the environment is given by the Government of India, through the MoEF. However, all applications have to be made through the respective state governments who will recommend the application to the Government of India. The penalties for non-compliance can include closure of the mine or prohibition of mining activity, stoppage of the supply of energy, water or other services and monetary penalties on and imprisonment of the persons in charge of the conduct of the business of the company.
     Hazardous Wastes (Management and Handling) Rules, 1989 (“Hazardous Wastes Rules”)
     The Hazardous Wastes Rules aim to regulate the proper collection, reception, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste to dispose such waste without adverse effect on the environment, including through the proper collection, treatment, storage and disposal of such waste. Every occupier and operator of a facility generating hazardous waste must obtain an approval from the Pollution Control Board. The occupier is liable for damages caused to the environment resulting from the improper handling and disposal of hazardous waste and any fine that may be levied by the respective State Pollution Control Boards.
     Water (Prevention and Control of Pollution) Act, 1974 (“Water Act”)
     The Water Act aims to prevent and control water pollution as well as restore water quality by establishing and empowering State Pollution Control Boards. Under the Water Act, any individual, industry or institution discharging industrial or domestic waste water must obtain the consent of the relevant State Pollution Control Board, which is empowered to establish standards and conditions that are required to be complied with. If the required standards and conditions are not complied with, the State Pollution Control Board may serve a notice on the concerned person, cause the local Magistrates to pass an injunction to restrain the activities of such person and impose fines.
     Water (Prevention and Control of Pollution) Cess Act, 1977 (“Water Cess Act”)
     Under the Water Cess Act, a lessee engaged in mining is required to pay a surcharge calculated based on the amount of water consumed and the purpose for which the water is used. A rebate of up to 25% on the surcharge payable is available to those industries which install any plant for the treatment of sewage or trade effluent, provided that they consume water within the quantity prescribed for that category of industries and also comply with the effluent standards prescribed under the Water Act or the EPA. Penalties for non compliance include imprisonment of any person in contravention of the provisions of the Water Cess Act for a period up to six months or a fine of Rs. 1,000, or both.
     Air (Prevention and Control of Pollution) Act, 1981 (“Air Act”)
     Pursuant to the provisions of the Air Act, any individual, industry or institution responsible for emitting smoke or gases by way of use of fuel or chemical reactions must obtain the consent of the relevant State Pollution Control Board prior to commencing any mining or manufacturing activity. The State Pollution Control Board is required to grant consent within a period of four months of receipt of an application, but may impose conditions relating to pollution control equipment to be installed at the facilities and the quantity of emissions permitted. The penalties for the failure to comply with the provisions of the Air Act include imprisonment of up to seven years and the payment of a fine as may be deemed appropriate.
Employment and Labor Laws
     We are subject to various labor, health and safety laws which govern the terms of employment of the our laborers at our mining and manufacturing facilities, their working conditions, the benefits available to them and the general relationship between our management and such laborers. These include:
     The Industrial Disputes Act, 1947 (“IDA”)
     The IDA seeks to preempt industrial tensions in an establishment and, provide the mechanics of dispute resolution, collective bargaining and the investigation and settlement of industrial disputes between unions and companies. While the IDA provides for the voluntary reference of industrial disputes to arbitration, it also empowers the appropriate government agency to refer industrial disputes for compulsory adjudication and prohibit strikes and lock-outs during the pendency of conciliation proceedings before a board of conciliation or adjudication proceedings before a labor court.
     Contract Labor (Regulation and Abolition) Act, 1970 (“CLRA”)
     The CLRA has been enacted to regulate the employment of contract labor. The CLRA applies to every establishment in which 20 or more workmen are employed or were employed on any day of the preceding 12 months as contract labor. The CLRA vests the responsibility on the principal employer of an establishment to register as an establishment that engages contract labor. Likewise, every contractor to whom the CLRA applies must obtain a license and may not undertake or execute any work through contract laborers except in accordance with the license issued.
     To ensure the welfare and health of contract labor, the CLRA imposes certain obligations on the contractor in relation to establishment of canteens, rest rooms, drinking water, washing facilities, first aid and other facilities and payment of wages. However, in the event the contractor fails to provide these amenities, the principal employer is under an obligation to provide these facilities within a prescribed time period.
     Employee State Insurance Act, 1948 (“ESIA”)
     The ESIA requires the provision of certain benefits to employees or their beneficiaries in the event of sickness, maternity, disability or employment injury. Every factory or establishment to which the ESIA applies is required to be registered in the manner prescribed under the ESIA. Every employee, including casual and temporary employees, whether employed directly or through a contractor, who is in receipt of wages up to Rs. 6,500 per month, is entitled to be insured under the ESIA. The ESIA contemplates the payment of a contribution by the principal employer and each employee to the Employee State Insurance Corporation.
     Payment of Wages Act, 1936 (“PWA”)
     The PWA regulates the payment of wages to certain classes of employed persons and makes every employer responsible for the payment of wages to persons employed by such employer. No deductions are permitted from, nor is any fine permitted to be levied on wages earned by a person employed except as provided under the PWA.
     Minimum Wages Act, 1948 (“MWA”)
     The MWA provides for a minimum wage payable by employers to employees. Under the MWA, every employer is required to pay the minimum wage to all employees, whether for skilled, unskilled, manual or clerical work, in accordance with the minimum rates of wages that have been fixed and revised under the MWA. Workmen are to be paid for overtime at overtime rates stipulated by the appropriate government. Contravention of the provisions of this legislation may result in imprisonment up to six months or a fine up to Rs. 500 or both.
     Workmen’s Compensation Act, 1923 (“WCA”)
     The WCA makes every employer liable to pay compensation if injury, disability or death is caused to a workman (including those employed through a contractor) due to an accident arising out of or in the course of his employment. If the employer fails to pay the compensation due under the WCA within one month from the date it falls due, the commissioner may direct the employer to pay the compensation amount along with interest and impose a penalty for non-payment.
     Payment of Gratuity Act, 1972 (“PGA”)
     Under the PGA, an employee who has been in continuous service for a period of five years is eligible for gratuity upon retirement or resignation. The entitlement to gratuity in the event of superannuation or death or disablement due to accident or disease, will not be contingent on an employee having completed five years of continuous service. The maximum amount of gratuity payable must not exceed Rs. 350,000.
     An employee in a factory is said to be in “continuous service” for a certain period notwithstanding that his service has been interrupted during that period by sickness, accident, leave, absence without leave, lay-off, strike, lock-out or cessation of work not due to the fault to of the employee. The employee is also deemed to be in continuous service if the employee has worked (in an establishment that works for at least six days in a week) for at least 240 days in a period of 12 months or 120 days in a period of six months immediately preceding the date of reckoning.
     Payment of Bonus Act, 1965 (“PBA”)
     The PBA provides for the payment of a minimum annual bonus to all employees regardless of whether the employer has made a profit or a loss in the accounting year in which the bonus is payable. Under the PBA every employer is bound to pay to every employee, in respect of the relevant accounting year, a minimum bonus equal to 8.33% of the salary or wage earned by the employee during the accounting year or Rs. 100, whichever is higher. If the allocable surplus, as defined in the PBA, available to an employer in any accounting year exceeds the aggregate amount of minimum bonus payable to the employees, the employer is bound to pay bonuses at a higher rate which is in proportion to the salary or wage earned by the employee and the allocable surplus during the accounting year, subject to a maximum of 20% of such salary or wage. Contravention of the provisions of the PBA by a company will be punishable by imprisonment for up to six months or a fine of up to Rs. 1,000, or both, against persons in charge of, and responsible to the company for, the conduct of the business of the company at the time of contravention.

     Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 (“EPFA”)
     The EPFA creates provident funds for the benefit of employees in factories and other establishments. Contributions are required to be made by employers and employees to a provident fund and pension fund established and maintained by the Government of India. The employer is responsible for deducting employees’ contributions from the wages of employees and remitting the employees’ as well as its own contributions to the relevant fund. The EPFA empowers the Government of India to frame various funds such as the “Employees Provident Fund Scheme,” the “Employees Deposit-linked Insurance Scheme” and the “Employees Family Pension Scheme.”
Other Laws
     Land Acquisition Act, 1894 (“Land Acquisition Act”)
     As per the provisions of the Land Acquisition Act, the central government or appropriate state government is empowered to acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom the land is so acquired. The Land Acquisition Act further prescribes the manner in which such acquisition may be made by the central government or the appropriate state government. Additionally, any person having an interest in such land has the right to object to such proposed acquisition.

C. Corporate Structure
     The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of May 31, 2008:

Anil Agarwal(1)
100.0%
Anil Agarwal Discretionary Trust(1) (Bahamas)
Trustee
Onclave PTC Limited(1) (Bahamas)
100.0%
Volcan Investments Limited (Bahamas)
Public and Other Shareholders
53.5%
46.5%
Vedanta Resources plc (United Kingdom) Listed on LSE
100.0%
Vedanta Resources Holdings Limited (United Kingdom)
100.0%
Twin Star Holdings Limited (Mauritius)
Public and Other Shareholders
80.0%
20.0%
The Madras Aluminium Company Limited (India) Listed on NSE and BSE
Public and Other Shareholders
57.0%
39.4%
3.6%
70.5%
29.5%
Sterlite Industries (India) Limited (India) Listed on NSE, BSE and NYSE
Vedanta Aluminium Limited (India)
100.0%
Sterlite Energy Limited (India)
Government of India
100.0%
Monte Cello BV (The Netherlands)
100.0%
Sterlite Opportunities and Ventures Limited(2) (India)
49.0%
51.0%
Bharat Aluminium Company Limited(3) (India)
64.9%
Government of India
Public and Other Shareholders
29.5%
5.6%
100.0%
Copper Mines of Tasmania Pty Ltd (Australia)
Hindustan Zinc Limited (India)

Shading indicates companies that are part of our consolidated group of companies

Notes:

(1)	Volcan is owned and controlled by the Anil Agarwal Discretionary Trust, or the Agarwal Trust. Onclave PTC Limited, or Onclave, is the trustee of the Agarwal Trust and controls all voting and investment decisions of the Agarwal Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Agarwal Trust and, in turn, by Onclave. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, may be deemed to have beneficial ownership of shares that may be owned or deemed to be beneficially owned by Onclave.

(2)	SOVL has a call option to acquire from the Government of India a further 29.5% of HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees) which remains exercisable so long as the Government of India has not sold its remaining shares pursuant to a public offer. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

(3)	We exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

          The principal members of our consolidated group of companies are as follows:
•	Sterlite Industries (India) Limited. We are incorporated in Kolkata, State of West Bengal, India, our registered office is in Tuticorin, State of Tamil Nadu, India and we are headquartered in Mumbai. We have been a public listed company in India since 1988 and our equity shares are listed and traded on the NSE and BSE. Our ADSs are listed on the NYSE. Vedanta, through Twin Star and MALCO, owns 60.6% of our issued share capital and has management control of us. Vedanta’s 59.9% ownership interest in us is equal to the sum of Twin Star’s 57.0% ownership interest in us plus 80.0% of the 3.6% ownership interest in us of MALCO (reflecting Vedanta’s 80.0% ownership interest in MALCO). We are a majority-owned and controlled subsidiary of Vedanta. The remainder of our share capital is held by Bhadram Janhit Shalika (previously known as the SIL Employees Welfare Trust), Life Insurance Corporation of India and other institutional and public shareholders (35.3%). We operate our copper business within Sterlite, except for our Australian copper mine, which is owned and operated by our wholly-owned subsidiary CMT.

•	Bharat Aluminium Company Limited. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The Government of India owns the remaining 49.0%. We exercised an option to acquire the Government of India’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminum business.

•	Hindustan Zinc Limited. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. The remainder of HZL’s share capital is owned by the Government of India (29.5%) and institutional and public shareholders and employees of HZL (5.6%). Through SOVL we have management control of HZL, which owns and operates our zinc business, and own a call option to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. This call option is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

•	Sterlite Energy Limited. Sterlite Energy is incorporated in Mumbai, State of Maharashtra, India and its registered office is located in Mumbai, Maharashtra. Sterlite Energy is in the process of moving its registered office to Tuticorin, Tamil Nadu. Sterlite Energy is our wholly-owned subsidiary.
          The key entities that control us are as follows:
•	Volcan Investments Limited. Volcan was incorporated in the Bahamas on November 25, 1992, and is owned and controlled by the Agarwal Trust. Onclave is the trustee of the Agarwal Trust and controls all voting and investment decisions of the Agarwal Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, controls Onclave. Vedanta, Volcan, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. Volcan owns approximately 53.5% of the issued ordinary share capital of Vedanta.

•	Vedanta Resources plc. On April 22, 2003, Vedanta was created as a new company wholly-owned by Volcan. We and a number of other companies owned directly or indirectly by the Agarwal family at that time became subsidiaries of Vedanta. On December 10, 2003, Vedanta completed an initial public offering of its shares in the United Kingdom and its shares were listed on the LSE, as a result of which Volcan’s ownership interest in Vedanta was reduced and is 53.5% as of the date of this annual report. Vedanta is a leading metals and mining company that is listed on the LSE and included in the FTSE 100 Index.

We are a majority-owned and controlled subsidiary of Vedanta. We are a party to a shared services agreement with Vedanta and other entities regarding the sharing of management services. See “Item 7. Major Shareholders and Related Party Transactions.”

In 2004, Vedanta, through its wholly-owned subsidiary, Vedanta Resources Holdings Limited, or VRHL, acquired 51.0% of KCM, which is incorporated in Zambia. In April 2008, Vedanta acquired a further 28.4% of KCM. KCM is the largest copper metals and mining company in Zambia and exports substantially all of its copper production to the Middle East and Southeast Asia. KCM competes with us on the world copper markets.

In April 2007, Vedanta acquired a 51.0% controlling interest in Sesa Goa Limited, which was incorporated in India, is India’s largest private sector iron ore producer and exports substantially all of its iron ore production to leading global steel companies in China, Europe and Japan.

•	The Madras Aluminium Company Limited. MALCO was incorporated in 1960 in the State of Tamil Nadu, India where it is also headquartered. MALCO is listed on the NSE and BSE. Vedanta has management control of MALCO. MALCO is a fully integrated aluminum producer and its alumina and aluminum products are primarily sold in the domestic Indian market. MALCO, a competitor of BALCO, had a primary market share in the Indian market of 4.0% by volume in fiscal 2008, compared to 27.0% by volume for BALCO, according to AAI.

MALCO owns 38.8% of India Foils Limited, or IFL, which owns an aluminum foil business. In January 2008, MALCO entered into an agreement to sell its entire 38.8% ownership interest in IFL to a third party, subject to statutory approvals.
     We also have an associate company, Vedanta Aluminium, which is incorporated in the State of Maharashtra, India, and is 70.5%-owned by Vedanta through Twin Star, following a Rs. 4,421 million investment in March 2005. We own the remaining 29.5% minority interest. Vedanta Aluminium is part of Vedanta’s consolidated group of companies but is not part of our consolidated group of companies. Vedanta Aluminium is commissioning a new alumina refinery and setting up a 500,000 tpa aluminum smelter. See “— B. Business Overview — Our Business — Overview.”
D. Property, Plant and Equipment
     See “— B. Business Overview — Our Business — Our Copper Business — Principal Facilities,” “— B. Business Overview — Our Business — Our Zinc Business — Principal Facilities” and “— B. Business Overview — Our Business — Our Aluminum Business — Principal Facilities.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.
Overview
     We are a non-ferrous metals and mining company with operations in India and Australia. In addition, we are developing a commercial power generation business. In India, we are the leading custom copper smelters by production volume, the leading and only integrated zinc producer and the third largest aluminum producer by volume. In addition, we have copper mining operations in

Australia. We also have a minority interest in Vedanta Aluminium Limited (formerly Vedanta Alumina Limited), or Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We also believe we are well positioned to benefit from the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
     Our net sales and operating income increased from Rs. 122,791 million and Rs. 31,131 million in fiscal 2006 to Rs. 246,414 million ($6,157.2 million) and Rs. 75,153 million ($1,877.9 million) in fiscal 2008, representing compound annual growth rates of 41.7% and 55.4%, respectively.
     The following tables are derived from our selected consolidated financial data and set forth:
•	the net sales for each of our business segments as a percentage of our net sales on a consolidated basis;

•	the operating income for each of our business segments as a percentage of our operating income on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Year Ended March 31,
	2006	2007	2008
Net Sales:
Copper	55.3%	47.8%	51.3%
Zinc	31.4	35.6	31.7
Aluminum	13.3	16.6	16.9
Corporate and others	—	—	0.1

Total	100.0%	100.0%	100.0%

Operating income:
Copper	24.6%	18.4%	14.7%
Zinc	68.4	67.3	70.8
Aluminum	11.2	14.3	15.4
Corporate and others	(4.2)	—	(0.9)

Total	100.0%	100.0%	100.0%

Segment profit(1):
Copper	24.3%	17.9%	15.2%
Zinc	62.8	66.1	67.1
Aluminum	12.9	16.0	17.2
Corporate and others	—	—	0.5

Total	100.0%	100.0%	100.0%

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods presented:

	Year Ended March 31,
	2006	2007	2008	2008
		(in millions)
Copper:
Operating income	Rs. 7,659	Rs. 17,235	Rs. 11,037	$275.8
Plus:
Depreciation, depletion and amortization	1,323	1,440	1,613	40.3
Gain on sale of real estate	—	(986)	—	—

Segment profit	Rs. 8,982	Rs. 17,689	Rs. 12,650	$316.1

Zinc:
Operating income	Rs. 21,287	Rs. 62,908	Rs. 53,192	$1,329.1
Plus:
Depreciation, depletion and amortization	1,929	2,124	2,371	59.3
Voluntary retirement scheme expenses	—	97	—	—

Segment profit	Rs. 23,216	Rs. 65,129	Rs. 55,563	$1,388.4

Aluminum:
Operating income	Rs. 3,496	Rs. 13,371	Rs. 11,581	$289.4
Plus:
Depreciation, depletion and amortization	1,256	2,394	2,663	66.5
Voluntary retirement scheme expenses	—	—	—	—

Segment profit	Rs. 4,752	Rs. 15,765	Rs. 14,244	$355.9

Corporate and Others:
Operating income	Rs. (1,311)	Rs. (3)	Rs. (657)	$(16.4)
Plus:
Depreciation, depletion and amortization	3	1	413	10.3
Guarantees, impairment of investments and loans	1,300	—	628	15.7

Segment profit	Rs. (8)	Rs. (2)	Rs. 384	$9.6

•	Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our primary products are copper cathodes and copper rods. Net sales and operating income of our copper business have increased from Rs. 67,921 million and Rs. 7,659 million in fiscal 2006 to Rs. 126,276 million ($3,155.3 million) and Rs. 11,037 million ($275.8 million) in fiscal 2008, representing compound annual growth rates of 36.4% and 20.0%, respectively.

•	Zinc. Our zinc business is owned and operated by HZL, India’s leading and only integrated zinc producer with a 79.7% market share by volume of the Indian zinc market in fiscal 2008, according to ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including three lead-zinc mines, three hydrometallurgical zinc smelters, one lead smelter and one lead-zinc smelter in the State of Rajasthan in Northwest India and one hydrometallurgical zinc smelter in the state of Andhra Pradesh in Southeast India. HZL’s primary products are zinc and lead ingots. Net sales and operating income of our zinc business have increased from Rs. 38,573 million and Rs. 21,287 million in fiscal 2006 to Rs. 78,222 million ($1,954.6 million) and Rs. 53,192 million ($1,329.1 million) in fiscal 2008, representing compound annual growth rates of 42.4% and 58.1%, respectively.

•	Aluminum. Our aluminum business is primarily owned and operated by BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters, a fabrication facility and two captive power plants in the State of Chhattisgarh in Central India. BALCO’s primary products are aluminum ingots, rods and rolled products. Net sales and operating income of our aluminum business have increased from Rs. 16,297 million and Rs. 3,496 million in fiscal 2006 to Rs. 41,596 million ($1,039.4 million) and Rs. 11,581 million ($289.4 million) in fiscal 2008, representing compound annual growth rates of 59.8% and 82.0%, respectively.

•	Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Aluminium, our guarantees, investments and loans with respect to IFL and our commercial power generation business that we are developing. We anticipate that our commercial power generation business will be a separate business segment after it becomes operational. We hold a 29.5% minority interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Recent Developments
     On May 30, 2008, we and Asarco, a mining, smelting and refining Company based in Tucson, Arizona, signed a definitive agreement for us to acquire substantially all the operating assets of Asarco for $2.6 billion in cash following an auction process. The agreement is subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. There can, however, be no assurance that court approval will be obtained or that the proposed sale will be concluded.
     Two parties that were also bidders in the auction process have filed petitions objecting to the proposed sale to us before the US Bankruptcy Court. We are unable to predict the outcome of the petitions.
     Asarco, formerly known as American Smelting and Refining Company, is over 100 years old and is currently the third largest copper producer in the United States. It produced 235,000 tons of refined copper in 2007. Asarco’s mines currently have estimated reserves of approximately five million tons of contained copper. For the year ended December 31, 2007, Asarco had total revenues of approximately $1.9 billion. The integrated assets proposed to be acquired by us include three open-pit copper mines and a copper smelter in the State of Arizona and a copper refinery, rod and cake plant and precious metals plant located in the State of Texas. We will assume Asarco’s operating liabilities, but not the legacy liabilities for asbestos and environmental claims for Asarco’s ceased operations.
     We plan to finance the acquisition through a mix of debt and existing cash resources.
     We believe that Asarco will be a strategic fit with our existing copper business by:
•	leveraging our operational and project execution skills to develop and optimize Asarco’s mines and plants;

•	providing access to attractive mining assets with a long life;

•	providing geographic diversification through entry into the North American market; and

•	providing a stable operating and financial platform for Asarco.
Factors Affecting Results of Operations
     Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.

Metal Prices and Copper TcRc
     Overview
     Our results of operations are significantly affected by the TcRc of copper in our copper business and the commodity prices of the metals that we produce, which are based on LME prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.
     Copper
     The net sales of our copper business fluctuate based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 92.3% of our copper concentrate requirements in fiscal 2008, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	Year Ended March 31,
	2006	2007	2008
	(in US cents per pound)
Copper TcRc	23.1¢	31.1¢	15.7¢
     The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 7.7% of our copper concentrate requirements in fiscal 2008 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2010 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	Year Ended March 31,
	2006	2007	2008
	(in US dollars per ton)
Copper LME	$4,099	$6,984	$7,588
     Zinc and Aluminum
     The net sales of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO was a fully integrated producer in fiscal 2005 and prior years, with all of its alumina requirements being supplied by its own bauxite mines and alumina refinery. However, following the completion of a large expansion project at Korba to increase aluminum smelting capacity, BALCO sourced approximately 61.5% of its alumina requirements from the international markets in fiscal 2008. Going forward, we expect BALCO to source a majority of its alumina requirements from Vedanta Aluminium and its own bauxite mines and alumina refinery. For the portion of our aluminum business where the alumina is sourced internally, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for each of the last three fiscal years:

	Year Ended March 31,
	2006	2007	2008
	(in US dollars per ton)
Zinc LME	$1,614	$3,581	$2,992
Aluminum LME	2,028	2,663	2,620
     India Market Premium
     Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.
     Hedging
     We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Qualitative Analysis — Commodity Price Risk.”
Cost of Production
     Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
     Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources approximately 70% of its thermal coal requirement from a subsidiary of Coal India under a five-year supply agreement entered into in August 2006. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal. However, BALCO recently received a coal block allocation of 211.0 million tons for use in its captive power plants. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
     For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and portions of our copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents a substantial part of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
     Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.

     Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
     Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.
     The following table sets forth our average realized TcRc and cost of production for each of our metals for each of the last three fiscal years:

	Year Ended March 31,
	2006	2007	2008
	(in US dollars per ton, except as indicated)
Treatment charge and refining charge (TcRc)(1):
Copper	23.1¢/lb	31.1¢/lb	15.7¢/lb
Cost of production(2):
Copper smelting and refining(3)	6.1¢/lb	6.1¢/lb	1.8¢/lb
Zinc(4)	$691	$862	$884
Aluminum(5)	1,497	1,510	1,823

Notes:

(1)	Represents our average realized TcRc for the period.

(2)	Cost of production is not a recognized measure under US GAAP. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. In the case of copper, where cost of production relates only to our custom smelting and refining operations, cost of production is the cost of converting copper concentrate into copper cathodes. In the case of zinc, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal. In the case of aluminum, where cost of production relates only to BALCO’s old Korba smelter, which has integrated operations from production of bauxite to aluminum metal, cost of production is the cost of producing bauxite and conversion of bauxite into aluminum metal. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2006		2007		2008
	(in millions, except Production output and Cost of production)
Copper:
Segment sales	Rs.	67,921	Rs.	115,192	Rs.	126,276
Less:

Segment profit		(8,982)		(17,689)		(12,650)

Segment cost		58,939		97,503		113,626
Less:
Purchased concentrate/rock		(55,132)		(91,489)		(107,422)
By-product/free copper net sales		(1,520)		(1,935)		(4,283)
Cost for downstream products		(722)		(938)		(1,197)
Others, net		62		(1,236)		(195)

Total expenses	Rs.	1,627	Rs.	1,905	Rs.	529

Production output (in tons)		273,048		312,720		339,294
Cost of production(a)		6.1¢/lb		6.1¢/lb		1.8¢/lb
Zinc:
Segment sales	Rs.	38,573	Rs.	85,963	Rs.	78,222
Less:
Segment profit		(23,216)		(65,129)		(55,563)

	Year Ended March 31,
	2006		2007		2008
	(in millions, except Production output and Cost of production)
Segment cost		15,357		20,834		22,659
Less:
Purchased metal		(539)		—		—
Cost of tolling including raw material cost		(1,502)		(14)		—
Cost of intermediary product sold		(1,188)		(2,487)		(2,944)
By-product net sales		(1,253)		(1,223)		(2,637)
Cost of lead metal sold		(690)		(1,463)		(1,787)
Others, net		(1,536)		(2,050)		(118)

Total expenses	Rs.	8,649	Rs.	13,598	Rs.	15,173

Production output (in tons)		283,698		348,316		426,323
Cost of production (per ton)(a)		$691		$862		$884
Aluminum:
Segment sales	Rs.	17,721	Rs.	41,002	Rs.	41,695
Less:
Segment profit		(4,752)		(15,765)		(14,244)

Segment cost		12,969		25,237		27,451
Less:
Cost of intermediary product sold		(154)		(177)		(118)
By-product net sales		(408)		(312)		(367)
Cost for downstream products		(822)		(983)		(1,236)
Cost for new Korba plant		(4,773)		(16,371)		(17,292)
Others, net		186		10		(251)

Total expenses	Rs.	6,998	Rs.	7,403	Rs.	8,187

Production output (hot metal) (in tons)		105,593		108,244		111,594
Cost of production (per ton) (a)		$1,497		$1,510		$1,823

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2006, 2007 and 2008 of Rs. 44.28 per $1.00, Rs. 45.29 per $1.00 and Rs. 40.24 per $1.00, respectively.
(3)	Cost of copper smelting and refining includes cost of freight of copper anodes from Tuticorin to Silvassa and excludes the benefit of the phosphoric acid plant. Revenues earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.
(4)	Cost of production of zinc consists of total direct cost of producing zinc from the mines and smelters. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced.
(5)	Cost of production of aluminum as presented, including in Note (2) above, relates to cost of production for BALCO’s old Korba smelter and excludes cost of production for BALCO’s new Korba smelter. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced at the old Korba smelter to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production.

Cost of production of aluminum for BALCO including all of its smelters, calculated by dividing the total cost by the total quantity of hot metal produced at all of BALCO’s smelters, was $1,691 per ton, $1,626 per ton and $1,720 per ton for the years ended March 31, 2006, 2007 and 2008.(a)

(a)	Cost of production is not a recognized measure under US GAAP. See Note (2) above for further discussion regarding cost of production. Cost of production of aluminum for BALCO including all of its smelters includes the cost of producing bauxite and conversion of bauxite into aluminum metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminum metal, for the portion of BALCO’s operations where alumina is sourced from third parties. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production of aluminum for BALCO, including all of its smelters, for the periods presented and using the exchange rates set forth in Note (2)(a) above:

	Year Ended March 31,
	2006		2007		2008
	(in millions, except Production output and Cost of production)
Aluminum:
Segment sales	Rs.	17,721	Rs.	41,002	Rs.	41,695
Less:
Segment profit		(4,752)		(15,765)		(14,244)

Segment cost		12,969		25,237		27,451
Less:

\

	Year Ended March 31,
	2006		2007		2008
	(in millions, except Production output and Cost of production)
Cost of intermediary product sold		(154)		(177)		(118)
By-product net sales		(408)		(312)		(367)
Cost for downstream products		(997)		(1,323)		(1,709)
Others, net		772		(322)		(181)

Total expenses	Rs.	12,182	Rs.	23,103	Rs.	25,076

Production output (hot metal) (in tons)		162,728		313,817		362,296
Cost of production (per ton)		$1,691		$1,626		$1,720
Production Volume and Mix
     Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our net sales generally fluctuate as a result in changes of our production volume. Production volume is dependent on our production capacity, which has increased in recent years across all of our businesses. For our mining operations, production output is also dependent upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production volume in that higher volumes of production generally reduce the per-unit production costs. Therefore, our production levels are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. The following table summarizes our production volumes for our primary products for the last three fiscal years:

		Year Ended March 31,
	Product	2006	2007	2008
			(tons)
Copper	Copper cathode(1)	273,048	312,720	339,294
	Copper rods	166,497	177,882	224,758
Zinc	Zinc(2) (3)	283,698	348,316	426,323
	Lead(4)	23,636	44,552	58,247
Aluminum	Ingots(5)	58,750	182,921	195,795
	Rods(6)	64,602	72,981	101,183
	Rolled Products	50,391	57,287	61,693

	Total Aluminum	173,743	313,189	358,671

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(2)	Includes production capitalized in fiscal 2006 and 2008 of 1,030 tons and 1,154 tons, respectively.

(3)	Excludes tolled metal in fiscal 2006 and 2007 of 34,890 tons and 251 tons, respectively.

(4)	Excludes production capitalized in fiscal 2006 of 153 tons.

(5)	Includes production capitalized in fiscal 2006 of 12,288 tons.

(6)	Includes production capitalized in fiscal 2006 of 1,300 tons.
     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
     Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.

Government Policy
     India Customs Duties
     We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	March 1, 2005 to	March 1, 2006 to	January 22, 2007 to	April 29, 2008 to
	February 28, 2006	January 21, 2007	April 28, 2008	Present
Copper	10.0%	7.5%	5.0%	5.0%
Copper concentrate	5.0%	2.0%	2.0%	2.0%
Zinc	10.0%	7.5%	5.0%	0.0%
Aluminum	10.0%	7.5%	5.0%	5.0%
     In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable which has been further increased to 3% of the total customs duty payable effective March 1, 2007. The Government of India may further reduce customs duties on copper, copper concentrate and aluminum in the future, which could adversely affect our results of operations.
     Export Incentives
     The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been progressively reduced since 2002 and which is consistent with a similar reduction in custom duties. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
     In fiscal 2006, 2007 and 2008, exports accounted for 63.7%, 63.4% and 56.6%, respectively, of our copper business’ net sales. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the FOB value of exports, on copper cathode and copper rods for the periods indicated:

	Prior to	May 5, 2005 to	November 21, 2005 to	July 15, 2006
	May 4, 2005	November 20, 2005	July 14, 2006	to Present
	(per ton of exports)	(percentage of FOB value in exports)
Copper cathode	Rs. 6,500	4.5%(1)	5.0%(3)	2.2%(4)
Copper rods	Rs. 9,000	5.0%(2)	5.0%(2)	2.2%(5)

Notes:

(1)	Subject to a cap of Rs. 7,700 per ton.

(2)	Subject to a cap of Rs. 10,050 per ton.

(3)	Subject to a cap of Rs. 9,000 per ton.

(4)	Subject to a cap of Rs. 7,500 per ton.

(5)	Subject to a cap of Rs. 7,760 per ton.
     In fiscal 2006, 2007 and 2008, exports accounted for 24.0%, 49.7% and 31.5%, respectively, of our zinc business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	Prior to	May 26, 2005 to	July 3, 2006 to	April 1, 2007 to	October 9, 2007
	May 26, 2005	July 2, 2006	March 31, 2007	October 8, 2007	to Present
		(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	2.0%	5.0%	3.0%
Zinc ingots	9.0%	6.0%	4.0%	7.0%	5.0%
Lead concentrate	3.0%	2.0%	2.0%	5.0%	3.0%

     In fiscal 2006, 2007 and 2008, exports accounted for 8.7%, 28.0% and 24.7%, respectively, of our aluminum business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	Prior to	May 26, 2005 to	July 3, 2006 to	April 1, 2007 to		October 9, 2007
	May 26, 2005	July 2, 2006	March 31, 2007	October 8, 2007		to Present
		(percentage of FOB value of exports)
Aluminum ingots	3.0%	2.0%	2.0%	5.0	%(1)	3.0%
Aluminum rods	3.0%	2.0%	2.0%	5.0	%(1)	5.0%
Aluminum rolled products	7.0%	4.0%	3.0%	6.0	%(1)	4.0%
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.
     Taxes and Royalties
     Income tax on Indian companies is presently charged, and during fiscal 2008 was charged, at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.0%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.
     Profits of companies in India are subject to either regular income tax or a MAT, whichever is greater. The minimum alternate tax rate is currently, and during fiscal 2008 was, 11.33% of the book profits as prepared under Indian GAAP. Amounts paid as minimum alternate tax may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 17.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 14.0% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale and charge this excise duty and additional charge to our domestic customers.
     We are also subject to government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the zinc LME price payable on the zinc metal contained in the ore produced and 5.0% of the lead LME price payable on the lead metal contained in the ore produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.
     There are several tax incentives available to companies operating in India, including the following:
•	Profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	Profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	Investments in projects where alternative energy such as wind energy is generated can claim large tax depreciation in the first year of operations; and

•	Income from investment in mutual funds is exempt from a tax subject to certain deductions.
     We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within SIIL and in some of our operating subsidiaries such as BALCO and HZL. SIIL has benefited from its 100% export unit status, where profits on export sales are exempt from tax for a specified period. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. In addition, a large part of SIIL’s and HZL’s investment of surplus cash is in tax exempt instruments.
Exchange Rates
     We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations. For more information on the fluctuations in the value of the Indian Rupee against the US dollar and the Australian dollar, see “Item 10. Additional Information — D. Exchange Controls — Exchange Rates.”
Power Business
     We expect our future results of operations to be affected by our entry into the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan. See “Item 4. Information on the Company — B. Business Overview — Our Business — Our Future Commercial Power Generation Business” for additional details on our plans for this future business.
Critical Accounting Estimates
     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. In the course of preparing these financial statements, our management has made estimates based on, and assumptions that impact, the amounts recognized in our consolidated financial statements. For a discussion of our significant accounting policies, see note 2 to our consolidated financial statements included in this annual report. We believe the critical accounting estimates described below are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
Mine Properties
     Exploration and evaluation expenditures are written off in the year in which they are incurred. The costs of mine properties, which include the costs of acquiring and developing mine properties and mineral rights, are capitalized and included in property, plant and equipment under the heading “Mine properties” in the year in which they are incurred.
     When it is determined that a mining property has begun production of saleable minerals extracted from an ore body, all further pre-production primary development expenditures are capitalized as part of the cost of the mining property until the mining property begins production of saleable minerals. From the time mining property is capable of producing saleable minerals the capitalized mining property costs are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties.
     Stripping costs or secondary development expenditures incurred during the production stage of operations of an ore body are included in the costs of the ore extracted during the period that the stripping costs are incurred. Secondary development costs refer to expenses incurred after the mining property has begun production of saleable minerals extracted from an ore body. Such costs include the costs of removal of overburden and other mine waste materials to access mineral deposits incurred during the production phase of a mine. Prior to the adoption of Emerging Issue Task Force (“EITF”) 04-06, the Company had utilized the accounting policy of expensing stripping costs or secondary development costs incurred during the production phase of the mine. Hence, the issuance and adoption of EITF 04-06 did not have any impact on the Company’s fiscal periods prior to the required adoption date.
     When mine property is abandoned, the cumulative capitalized costs relating to the property are written off in the period of abandonment.

     Commercial reserves are proven and probable reserves. Changes in the commercial reserves affecting unit of production calculations are accounted for prospectively over the revised remaining reserves. Proven and probable reserve quantities attributable to stockpiled inventory are classified as inventory and are not included in the total proven and probable reserve quantities used in the units of production depreciation, depletion and amortization calculations.
Useful Economic Lives of Assets and Impairment
     Property, plant and equipment, other than mine properties, are depreciated over their useful economic lives. Management reviews the useful economic lives at least once a year and any changes could affect the depreciation rates prospectively and hence the asset carrying values.
     We also review our property, plant and equipment, including mine properties, for possible impairment if there are events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. In assessing property, plant and equipment for impairment, factors leading to significant reductions in profits such as changes in commodity prices, our business plans and significant downward revisions in the estimated mining reserves are taken into consideration. The carrying value of the assets and associated mining reserves is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. This involves management estimate of commodity prices, market demand and supply, economic and regulatory climates, long-term mine plans and other factors. Any subsequent changes to cash flow due to changes in the above mentioned factors could impact on the carrying value of the assets.
Asset Retirement Obligations
     Liabilities have been recognized for costs associated with restoration and rehabilitation of mine sites as the obligation to incur such costs arises and when a reasonable estimate of such costs can be made. Such costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities. The costs of restoration are capitalized when incurred, reflecting our obligations at that time, and a corresponding liability is created. The capitalized asset is charged to the income statement over the life of the asset through depreciation and the accretion of the discount on the liability over the life of the operation. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.
Commitments, Contingencies and Guarantees
     We also have significant capital commitments in relation to various capital projects which are not recognized on the balance sheet. In the normal course of business, contingent liabilities may arise from litigation and other claims against us. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which we are involved, it is not expected that such contingencies will have a materially adverse effect on our financial position or profitability.
Income Tax
     In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. In each jurisdiction, we estimate the actual amount of taxes currently payable or receivable. We also estimate the tax bases of assets and liabilities based on estimates, and such estimates may change when the tax returns are prepared. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to the year when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted as of the balance sheet date. We do not record deferred taxes on unremitted earnings of subsidiaries, associates and joint ventures based on timing of the reversal of the temporary differences where it is probable that the temporary differences will not reverse in the foreseeable future or management intends to reinvest such unremitted earnings indefinitely. Deferred tax assets are reviewed for recoverability and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. If we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

     We evaluate each tax position to determine if it is more likely than not that a tax position is sustainable, based on its technical merits. If a tax position does not meet the “more-likely-than-not” standard, a liability is established. Additionally, for a position that is determined to be “more-likely-than-not” sustainable, we measure the benefit at the highest cumulative probability of being realized and establish a liability for the remaining portion. A material change in the tax liabilities could have an impact on our results.
Results of Operations
Overview
     Consolidated Statement of Operations Data
     The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of net sales for the periods indicated:

	Year Ended March 31,
	2006	2007	2008
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Other operating revenues	1.1	0.9	1.1

Total revenue	101.1	100.9	101.1
Cost of sales	(70.8)	(60.0)	(66.9)
Selling and distribution expenses	(1.7)	(1.4)	(1.5)
General and administration expenses	(2.1)	(1.1)	(1.9)
Other income/(expenses):
Gain on sale of real estate	—	0.4	—
Impairment of assets	—	—	—
Voluntary retirement scheme expenses	—	(0.0)	—
Guarantees, impairment of investments and loans	(1.1)	—	(0.3)

Operating income	25.4	38.8	30.5
Interest and dividend income	1.5	0.9	2.7
Interest expense	(2.6)	(1.8)	(1.4)
Net realized and unrealized investment gains	0.4	0.9	1.8

Income before income taxes, minority interests and equity in net (loss)/income of associate	24.8	38.8	33.6
Income taxes
Current	(6.4)	(9.6)	(7.5)
Deferred	(0.9)	(0.8)	(1.3)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	17.5	28.4	24.8
Minority interests	(4.9)	(8.7)	(7.7)
Equity in net (loss)/income of associate, net of taxes	(0.1)	0.0	0.2

Net income from continuing operations	12.5	19.7	17.3
Discontinued Operations:
Income from divested business, net of tax	0.3	0.0	0.0

Net income	12.8%	19.7%	17.3%

     Net Sales by Geographic Location
     The primary markets for our products are India and the Far East. Our exports to the Far East are primarily to China, South Korea, Singapore and Thailand. Other markets include a variety of countries mostly in the Middle East and Europe. We endeavor to sell as large a quantity of our products as possible in India due to the Indian market premium that we receive on sales in India. The following table sets forth our net sales from each of our primary markets and our net sales from each of our primary markets as a percentage of our total net sales for the periods indicated:

	2006			2007			2008
	(in millions, except percentages)
			% of			% of				% of
	Net Sales		Net Sales	Net Sales		Net Sales	Net Sales		Net Sales	Net Sales
India	Rs.	68,852	56.1%	Rs.	114,222	47.3%	Rs.	140,503	$3,510.8	57.0%
Far East(1)		22,654	18.4		69,624	28.9		62,303	1,556.8	25.3
Other(2)		31,285	25.5		57,400	23.8		43,608	1,089.6	17.7

Total	Rs.	122,791	100.0%	Rs.	241,246	100.0%	Rs.	246,414	$6,157.2	100.0%

Notes:

(1)	Far East includes a number of countries, primarily including China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, U.A.E., Turkey, Qatar, Saudi Arabia, Syria, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, the UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland, Australia, Cameroon, Malawi and Iran.
     Customer Concentration
     The following table sets forth for the periods indicated:
•	the percentage of our net sales accounted for by our ten largest customers on a consolidated basis; and
•	for each of our three primary businesses, the percentage of the net sales of such business accounted for by the ten largest customers of such business.

	Year Ended March 31,
	2006	2007	2008
Consolidated	20.0%	22.2%	26.5%
Copper	32.0	33.9	16.8
Zinc	27.6	47.0	36.4
Aluminum	42.1	39.9	37.2
     No single customer accounted for 10% or more of our net sales on a consolidated basis or for any of our primary businesses in any of the periods indicated.
Comparison of Years Ended March 31, 2007 and March 31, 2008
     Net Sales, Other Operating Revenues and Operating Income
         Consolidated
         Net sales increased from Rs. 241,246 million in fiscal 2007 to Rs. 246,414 million ($6,157.2 million) in fiscal 2008, an increase of Rs. 5,168 million, or 2.1%. Net sales increased primarily as a result of increased sales volume enabled by increased production across all of our businesses and higher daily average copper LME prices in fiscal 2008 compared to fiscal 2007, partially offset by lower daily average zinc LME prices in fiscal 2008 compared to fiscal 2007. The net sales of our copper and aluminum businesses increased by 9.6% and 3.8%, respectively, while the net sales of our zinc business decreased by 9.0%.
         Other operating revenues increased from Rs. 2,251 million in fiscal 2007 to Rs. 2,616 million ($65.4 million) in fiscal 2008, an increase of Rs. 365 million, or 16.2%. The increase was primarily due to increased sales of by-products that are not included in cost of production.

         Operating income decreased from Rs. 93,511 million in fiscal 2007 to Rs. 75,153 million ($1,877.9 million) in fiscal 2008, a decrease of
Rs. 18,358 million, or 19.6%. The decrease was due to a decrease in TcRc rates for our copper smelting business by 49.6%, a decline in the daily average zinc and aluminum LME prices and an appreciation of the Indian Rupee against the US dollar by 11.1%, partially offset by higher sales volumes across all our businesses and an increase in the daily average copper LME price. Operating margin decreased from 38.8% in fiscal 2007 to 30.5% in fiscal 2008 as a result of lower TcRc rates for our copper smelting business, a decline in the daily average zinc and aluminum LME prices and appreciation of the Indian Rupee against the US dollar, partially offset by an increase in the daily average copper LME price. Contributing factors to our consolidated operating income were as follows:
•	Cost of sales increased from Rs. 144,798 million in fiscal 2007 to Rs. 164,869 million ($4,119.6 million) in fiscal 2008, an increase of Rs. 20,071 million, or 13.9%. Cost of sales increased primarily due to increases in production volumes across all our businesses and higher cost of purchased copper concentrate, resulting from higher daily average copper LME prices. The increases in production volume were primarily due to a capacity expansion at our Tuticorin facility in our copper business, our new Korba smelter in our aluminum business and our second new hydrometallurgical zinc smelter at Chanderiya in our zinc business. Cost of sales as a percentage of net sales increased from 60.0% in fiscal 2007 to 66.9% in fiscal 2008, primarily due to higher commodity prices relative to the costs of production.

•	Selling and distribution expenses increased from Rs. 3,444 million in fiscal 2007 to Rs. 3,808 million ($95.2 million) in fiscal 2008, an increase of Rs. 364 million, or 10.6%. This increase was due to increased sales volumes across all our businesses as most of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, however, selling and distribution expenses increased marginally from 1.4% in fiscal 2007 to 1.5% in fiscal 2008.

•	General and administrative expenses increased from Rs. 2,633 million in fiscal 2007 to Rs. 4,572 million ($114.2 million) in fiscal 2008, an increase of Rs. 1,939 million, or 73.6%, primarily as a result of an increase in exploration and technical consultancy costs at HZL and an increase in salaries and other general costs as a result of expansion of our business. As a percentage of net sales, general and administrative expenses increased from 1.1% in fiscal 2007 to 1.9% in fiscal 2008. These expenses increased primarily in our zinc and aluminum business as a result of an increase in capacities and scale of operations.

•	We did not have a gain on sale of real estate in fiscal 2008, compared to Rs. 986 million in fiscal 2007 from the sale of property in Mumbai comprising land and building for an amount of Rs. 1,000 million.

•	We did not incur any voluntary retirement scheme expenses in fiscal 2008, compared to Rs. 97 million in fiscal 2007.

•	We incurred guarantees, impairment of investments and loans in fiscal 2008 of Rs. 628 million ($15.7 million), compared to nil in fiscal 2007. This was due to provisions made for corporate guarantees provided to banks and financial institutions.

•	Depreciation, depletion and amortization increased from Rs. 5,959 million in fiscal 2007 to Rs. 7,060 million ($176.4 million) in fiscal 2008, an increase of Rs. 1,101 million, or 18.5%. This increase related primarily to the capitalization of our expanded capacities in our copper, zinc, aluminum and wind power businesses.
         Copper
         Net sales in the copper segment increased from Rs. 115,192 million in fiscal 2007 to Rs. 126,276 million ($3,155.3 million) in fiscal 2008, an increase of Rs. 11,084 million, or 9.6%. This increase was primarily due to an increase in sales volume enabled by increased production, higher daily average copper LME prices and a higher percentage of sales of copper rods. Specifically:
•	Copper cathode production increased from 312,720 tons in fiscal 2007 to 339,294 tons in fiscal 2008, an increase of 8.5%, enabled by a capacity expansion at our Tuticorin facility which increased the anode and cathode capacities to 400,000 tpa in November 2006. Copper cathode sales decreased from 133,402 tons in fiscal 2007 to 112,411 tons in fiscal 2008, a decrease of 15.7%, as we converted a higher percentage of our copper cathode production into copper rods in fiscal 2008 as compared to fiscal 2007.

•	Production of copper rods increased from 177,882 tons in fiscal 2007 to 224,758 tons in fiscal 2008, an increase of 26.4%. This increase in production was enabled by the increase in rod plant capacity at Tuticorin in the second half of fiscal 2007. Copper rod sales increased from 177,746 tons in fiscal 2007 to 224,662 tons in fiscal 2008, an increase of 26.4%. The increase in sales was due to the increase in production.

•	Sales of copper in the Indian market increased from 116,522 tons in fiscal 2007 to 157,037 tons in fiscal 2008, an increase of 34.8%, and our exports decreased from 194,626 tons in fiscal 2007 to 180,035 tons in fiscal 2008, a decrease of 7.5%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 37.5% in fiscal 2007 to 46.6% in fiscal 2008 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average copper cash settlement price on the LME increased from $6,984 per ton in fiscal 2007 to $7,588 per ton in fiscal 2008, an increase of 8.6%.
         Operating income in the copper segment decreased from Rs. 17,235 million in fiscal 2007 to Rs. 11,037 million ($275.8 million) in fiscal 2008, a decrease of Rs. 6,198 million, or 36.0%. Operating margin decreased from 15.0% in fiscal 2007 to 8.7% in fiscal 2008. The decrease in operating income was primarily due to significantly reduced TcRc rates and the 11.1% appreciation of the Indian Rupee against the US dollar between fiscal 2007 and fiscal 2008, partially offset by an increase in sales volume combined with a lower cost of production resulting from improved copper recovery, improved by-product management and higher realization on the sale of sulphuric acid by-product and contribution from the phosphoric and precious metals businesses. In particular:
•	TcRc rates decreased from an average of 31.1¢/lb realized in fiscal 2007 to an average of 15.7¢/lb realized in fiscal 2008 as a result of a global weakening of the TcRc market resulting in a significant decrease in the market TcRc rate.

•	Cost of production, which consists of cost of smelting and refining costs, was reduced significantly from 6.1¢/lb in fiscal 2007 to 1.8¢/lb in fiscal 2008, primarily due to improved copper recovery, improved by-product management and higher realization on the sale of sulphuric acid by-product.

•	Higher copper LME prices contributed to increased profitability of our mining operations, which was partially offset by slightly reduced production as our sole remaining copper mine, Mt. Lyell.

•	We earned a profit of Rs. 986 million in fiscal 2007 from the sale of real estate in Mumbai, with no such profit in fiscal 2008.
         Zinc
         Net sales in the zinc segment decreased from Rs. 85,963 million in fiscal 2007 to Rs. 78,222 million ($1,954.6 million) in fiscal 2008, a decrease of Rs. 7,741 million, or 9.0%. This decrease was primarily due to a 16.4 % decrease in the daily average zinc LME price, a decrease in the sales of zinc concentrates to third parties and a reduction in Indian customs duty from 7.5% to 5.0% in January 2007, partially offset by an increase in sales volume enabled by increased production. Specifically:
•	Zinc ingot production increased from 348,316 tons in fiscal 2007 to 426,323 tons in fiscal 2008, an increase of 22.4%, as a result of the contribution of a full year’s production from our first hydrometallurgical zinc smelter at Chanderiya and the contribution from our second hydrometallurgical zinc smelter at Chanderiya which was commissioned in December 2007, in addition to marginal increases in production from other smelters. Zinc ingot sales increased from 349,615 tons in fiscal 2007 to 425,531 tons in fiscal 2008, an increase of 21.7%, enabled by higher production.

•	Zinc ingot sales in the domestic market increased from 204,286 tons in fiscal 2007 to 337,672 tons in fiscal 2008, an increase of 65.3%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 58.4% in fiscal 2007 to 79.4% in fiscal 2008 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average zinc cash settlement price on the LME decreased from $3,581 per ton in fiscal 2007 to $2,992 per ton in fiscal 2008, a decrease of 16.4%.

•	We also sold surplus zinc concentrate of 254,249 dmt in fiscal 2007 and 231,797 dmt in fiscal 2008 to third parties, a decrease of 8.8%. The decrease was due to increased internal consumption of zinc concentrate with the commissioning of our second hydrometallurgical zinc smelter at Chanderiya in December 2007. We sold surplus lead concentrate of 59,050 dmt in fiscal 2007 and 65,418 dmt in fiscal 2008 to third parties, an increase of 10.8%, which was enabled by higher mining output in fiscal 2008.

•	Lead ingot production increased from 44,552 tons in fiscal 2007 to 58,247 tons in fiscal 2008, an increase of 30.7%, as a result of increased production from the AusmeltTM plant. Lead ingot sales increased from 44,916 tons in fiscal 2007 to 58,298 tons in fiscal 2008, an increase of 29.8%.

•	The daily average lead cash settlement price on the LME increased from $1,426 per ton in fiscal 2007 to $2,875 per ton in fiscal 2008, an increase of 101.6%.
         Operating income in the zinc segment decreased from Rs. 62,908 million in fiscal 2007 to Rs. 53,192 million ($1,329.1 million) in fiscal 2008, a decrease of Rs. 9,716 million, or 15.4%. Operating margin decreased from 73.2% in fiscal 2007 to 68.0% in fiscal 2008. The decrease in operating income was primarily due to the 16.4 % decrease in the daily average zinc LME price between fiscal 2007 and fiscal 2008 and lower sales of zinc concentrate, partially offset by a 21.7% increase in sales volume from fiscal 2007 to fiscal 2008.
         Aluminum
         Net sales to external customers in the aluminum segment increased from Rs. 40,091 million in fiscal 2007 to Rs. 41,596 million ($1,039.4 million) in fiscal 2008, an increase of Rs. 1,505 million, or 3.8%. This increase was primarily due to an increase in sales volume enabled by increased production, partially offset by a marginal decline in the daily average aluminum LME price and a reduction in Indian customs duty from 7.5% to 5.0% in January 2007. Primary and contributing factors to the increase include the following:
•	Aluminum production increased from 313,189 tons in fiscal 2007 to 358,671 tons in fiscal 2008, an increase of 14.5%, as our new Korba smelter of 245,000 tpa capacity increased production from 207,643 tons in fiscal 2007 to 249,392 tons in fiscal 2008. The existing smelter production increased from 105,546 tons in fiscal 2007 to 109,279 tons in fiscal 2008, an increase of 3.5%, primarily due to improvements in operational efficiency. Due to higher production volume from the new smelter, wheeling income from the sale of surplus power was reduced in fiscal 2008 as compared to fiscal 2007.

•	Aluminum sales increased from 315,002 tons in fiscal 2007 to 358,328 tons in fiscal 2008, an increase of 13.8%. Sales of aluminum ingots increased from 184,482 tons in fiscal 2007 to 195,785 tons in fiscal 2008, an increase of 6.1%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 72,948 tons in fiscal 2007 to 101,316 tons in fiscal 2008, an increase of 38.9% as a result of increased production due to the addition of two wire rod mills at the new Korba smelter. Rolled product sales increased from 57,572 tons in fiscal 2007 to 61,227 tons in fiscal 2008, an increase of 6.3%. The increases in sales of wire rods and rolled products reflect increased demand for these products, particularly in the electrical and construction sectors, and our continued focus on the sale of value-added products.

•	Aluminum sales in the domestic market increased from 224,163 tons in fiscal 2007 to 265,839 tons in fiscal 2008, an increase of 18.6%, as a result of increased production. Our aluminum exports increased from 90,839 tons in fiscal 2007 to 92,489 tons in fiscal 2008. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 71.2% in fiscal 2007 to 74.2% in fiscal 2008 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average aluminum cash settlement price on the LME declined marginally from $2,663 per ton in fiscal 2007 to $2,620 per ton in fiscal 2008, a decrease of 1.6%.
         Operating income in the aluminum segment decreased from Rs. 13,371 million in fiscal 2007 to Rs. 11,581 million ($289.4 million) in fiscal 2008, a decrease of Rs. 1,790 million, or 13.4%. Operating margin decreased from 33.4% in fiscal 2007 to 27.8% in fiscal 2008. The decrease in operating income was primarily due to the increased cost of production as a result of the appreciation of the Indian Rupee against the US dollar by 11.1% between fiscal 2007 and 2008 and higher cost of coal and a decrease in the daily average aluminum LME price.
         Corporate and Others
         Operating loss in our corporate and other business segment increased from Rs. 3 million in fiscal 2007 to Rs. 657 million ($16.4 million) in fiscal 2008. Operating loss in fiscal 2008 was due to provisions made for corporate guarantees provided to banks and financial institutions.
     Interest and Dividend Income
     Interest and dividend income increased from Rs. 2,072 million in fiscal 2007 to Rs. 6,548 million ($163.6 million) in fiscal 2008, an increase of Rs. 4,476 million, or 216.0%, primarily due to interest income on the proceeds from our ADS offering that we have currently invested.
     Interest Expense
     Interest expense decreased from Rs. 4,329 million in fiscal 2007 to Rs. 3,386 million ($84.6 million) in fiscal 2008, a decrease of Rs. 943 million, or 21.8%. The decrease in interest expense was primarily due to a reduction in outstanding debt due to early repayment of some borrowings and reductions in interest rates in the second half of fiscal 2008.
     Net Realized and Unrealized Investment Gains
     Net realized and unrealized investment gains increased from Rs. 2,280 million in fiscal 2007 to Rs. 4,511 million ($112.8 million) in fiscal 2008, an increase of Rs. 2,231 million, or 97.9%, primarily due to income earned from investment of the proceeds of SIIL’s $2.0 billion offering of equity shares represented by ADSs in June 2007. This increase was also due to higher income earned from surplus cash invested by HZL, income earned from the investment of cash generated during the year, fair value gains on investments and improvement in yield on the investment of our cash.
     Income Taxes
     Income taxes decreased from Rs. 25,159 million in fiscal 2007 to Rs. 21,624 million ($540.3 million) in fiscal 2008. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net (loss)/income of associate, was 26.9% in fiscal 2007 and 26.1% in fiscal 2008. The effective tax rate was lower in fiscal 2008 due to higher tax exemptions in the copper refinery and copper rod plant at Tuticorin which were classified as export oriented units for only six months in fiscal 2007 while the tax exemptions were enjoyed for the entirety of fiscal 2008. Further, tax holiday exemptions on the newly commissioned 68.8 MW wind power plant and 154 MW captive power plant at our zinc business and 540 MW captive power plant at our aluminum business, and higher tax free dividend and investment income, resulted in a lower effective tax rate.
     Minority Interests
     Minority interests as a percentage of net profits increased from 30.8% in fiscal 2007 to 31.2% in fiscal 2008. This increase was as a result of a change in the profit mix between subsidiaries.
     Equity in Net (Loss)/Income of Associate, Net of Taxes
     Equity in net income of associate was Rs. 24 million in fiscal 2007 as compared to a net income of Rs. 491 million ($12.3 million) in fiscal 2008, which primarily related to foreign exchange gains on foreign currency loans to Vedanta Aluminium.

     Income from Divested Business, Net of Tax
     Income from divested business, net of tax decreased from Rs. 86 million in fiscal 2007 to nil in fiscal 2008. The income from divested business in fiscal 2007 was from our aluminum conductor business that we sold to STL, a company owned and controlled by Volcan, for
Rs. 1,485 million, which was agreed upon on June 30, 2006. The sale of this non-core business was approved by our shareholders on September 30, 2006. The loss on account of this sale was Rs. 105 million, which was recorded as an adjustment to additional paid-in capital in shareholders’ equity as this was a transaction between companies under common control.
Comparison of Years Ended March 31, 2006 and March 31, 2007
     Net Sales, Other Operating Revenues and Operating Income
         Consolidated
         Net sales increased from Rs. 122,791 million in fiscal 2006 to Rs. 241,246 million in fiscal 2007, an increase of Rs. 118,455 million, or 96.5%. Net sales increased primarily as a result of higher metal prices across all our businesses and higher sales volumes driven principally by the commissioning of our new capacities at Tuticorin for copper smelting, at Chanderiya for zinc smelting and at Korba for aluminum smelting. Our copper, zinc and aluminum businesses contributed 39.9%, 40.0% and 20.1% of our increase in net sales, respectively.
         Other operating revenues increased from Rs. 1,334 million in fiscal 2006 to Rs. 2,251 million in fiscal 2007, an increase of Rs. 917 million, or 68.7%. The increase was primarily due to sales of surplus power by BALCO to SEBs as the captive power plant for the Korba expansion was completed and fully operational while the new smelter was still being ramped-up and did not use all of the available power capacity before its full commissioning in November 2006. These sales of surplus power were due to temporary situations that are not expected to occur in future periods as to this particular Korba expansion, though similar situations may occur with respect to any of our future expansion projects as a result of captive power plants being completed in advance of the facilities for which they were built to provide power.
         Operating income increased from Rs. 31,131 million in fiscal 2006 to Rs. 93,511 million in fiscal 2007, an increase of Rs. 62,380 million, or 200.4%. The increase was primarily due to higher sales volumes across all metals combined with stable cost of production in all of our businesses and higher metal prices realized across all of our businesses. Operating margin increased from 25.4% in fiscal 2006 to 38.8% in fiscal 2007 as a result of higher prices realized across all of our businesses and stable cost of production in all of our businesses. Contributing factors to our consolidated operating income were as follows:
•	Cost of sales increased from Rs. 86,981 million in fiscal 2006 to Rs. 144,798 million in fiscal 2007, an increase of Rs. 57,817 million, or 66.5%. Cost of sales increased in our copper business primarily as a result of higher copper concentrate prices and in our aluminum business primarily as a result of an increase in production volume. Cost of sales as a percentage of net sales, however, decreased from 70.8% in fiscal 2006 to 60.0% in fiscal 2007, due to higher metal prices across all metals and stable cost of production in all of our businesses.

•	Selling and distribution expenses increased from Rs. 2,117 million in fiscal 2006 to Rs. 3,444 million in fiscal 2007, an increase of Rs. 1,327 million, or 62.7%. This increase was due to increased sales volumes across all our businesses as most of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, however, selling and distribution expenses decreased from 1.7% in fiscal 2006 to 1.4% in fiscal 2007 as a result of a larger percentage increase in metal prices as compared to selling and distribution expenses.

•	General and administrative expenses increased from Rs. 2,596 million in fiscal 2006 to Rs. 2,633 million in fiscal 2007, an increase of Rs. 37 million, or 1.4%, primarily as a result of the expansion of our businesses. As a percentage of net sales, however, general and administrative expenses decreased from 2.1% in fiscal 2006 to 1.1% in fiscal 2007 as a result of a larger percentage increase in metal prices as compared to general and administrative expenses.

•	We incurred voluntary retirement scheme expenses in fiscal 2007 of Rs. 97 million for a voluntary retirement package offered to employees of HZL, compared to no voluntary retirement scheme expenses in fiscal 2006.

•	We earned a profit of Rs. 986 million in fiscal 2007 from the sale of property in Mumbai comprising land and building for an amount of Rs. 1,000 million.

•	Depreciation, depletion and amortization increased from Rs. 4,511 million in fiscal 2006 to Rs. 5,959 million in fiscal 2007, an increase of Rs. 1,448 million, or 32.1%. This increase related primarily to capitalization of our expanded capacities in our aluminum business.
         Copper
         Net sales in the copper segment increased from Rs. 67,921 million in fiscal 2006 to Rs. 115,192 million in fiscal 2007, an increase of
Rs. 47,271 million, or 69.6%. This increase was primarily due to an increase in sales enabled by increased production, a capacity expansion at our Tuticorin smelter which increased capacity to 400,000 tpa in November 2006 and higher LME copper prices in fiscal 2007 compared to fiscal 2006. Specifically:
•	Copper cathode production increased from 273,048 tons in fiscal 2006 to 312,720 tons in fiscal 2007, an increase of 14.5%, enabled by a capacity expansion at our Tuticorin facility which increased the anode and cathode capacities to 400,000 tpa in November 2006. Copper cathode sales increased from 105,268 tons in fiscal 2006 to 133,402 tons in fiscal 2007, an increase of 26.7%.

•	Production of copper rods increased from 166,497 tons in fiscal 2006 to 177,882 tons in fiscal 2007, an increase of 6.8%. This increase in production was enabled by the increase in rod plant capacity at Tuticorin in the second half of fiscal 2007. Copper rod sales increased from 166,356 tons in fiscal 2006 to 177,746 tons in fiscal 2007, an increase of 6.8%. The increase in sales was due to the increase in production.

•	Sales of copper in the Indian market increased from 106,270 tons in fiscal 2006 to 116,522 tons in fiscal 2007, an increase of 9.6%, and our exports increased from 165,354 tons in fiscal 2006 to 194,626 tons in fiscal 2007, an increase of 17.7%. The increase in exports was enabled by our increased production levels and growth in export markets. While we endeavor to sell as large a quantity of our products as possible domestically, our domestic sales as a percentage of total sales declined from 39.1% in fiscal 2006 to 37.4% in fiscal 2007 as our production volume increased more rapidly than demand in the domestic market.

•	The daily average copper cash settlement price on the LME increased from $4,099 per ton in fiscal 2006 to $6,984 per ton in fiscal 2007, an increase of 70.4%.
         Operating income in the copper segment increased from Rs. 7,659 million in fiscal 2006 to Rs. 17,235 million in fiscal 2007, an increase of Rs. 9,576 million, or 125.0%. This increase in operating income was primarily due to higher TcRc rates, higher sales volume combined with stable cost of production and increased contribution from CMT as a result of higher daily average copper LME prices, which was partially offset by the reduction in import tariff on copper from 10.0% to 7.5% which became effective from March 1, 2006 and a further reduction from 7.5% to 5.0% which became effective from January 22, 2007. Operating margin increased from 11.3% in fiscal 2006 to 15.0% in fiscal 2007 primarily as a result of an increase in TcRc rates. In particular:
•	TcRc rates increased from an average of 23.1¢/lb realized in fiscal 2006 to an average of 31.1¢/lb realized in fiscal 2007 as a result of favorable market conditions.

•	Cost of production, which consists of cost of smelting and refining costs, remained the same at 6.1¢/lb in fiscal 2006 and fiscal 2007. Higher energy prices which impacted costs were offset by higher credit for free metal due to higher LME prices.

•	Higher daily average copper LME prices contributed to increased profitability of our mining operations, which was partially offset by reduced production due to the closure of one of our two mines in Australia in July 2005.

•	We earned a profit of Rs. 986 million in fiscal 2007 from the sale of real estate in Mumbai, with no such profit in fiscal 2006.

         Zinc
         Net sales in the zinc segment increased from Rs. 38,573 million in fiscal 2006 to Rs. 85,963 million in fiscal 2007, an increase of Rs. 47,390 million, or 122.9%. This increase was primarily due to higher daily average zinc LME prices, which more than doubled between fiscal 2006 and fiscal 2007, higher sales volume enabled by higher production volume, which was in turn driven by the progressive commissioning of our first hydrometallurgical zinc smelter at Chanderiya, and increased sales of surplus zinc and lead concentrate in fiscal 2007. Specifically:
•	The daily average zinc cash settlement price on the LME increased from $1,614 per ton in fiscal 2006 to $3,581 per ton in fiscal 2007, an increase of 121.9%.

•	Zinc ingot production increased from 283,698 tons in fiscal 2006 to 348,316 tons in fiscal 2007, an increase of 22.8%, as a result of increased production from our first hydrometallurgical zinc smelter at Chanderiya. The first hydrometallurgical zinc smelter at Chanderiya, which we began commissioning in May 2005 and was fully commissioned in May 2006, produced 135,673 tons of zinc in fiscal 2007 as compared to 71,049 tons in fiscal 2006.

•	Zinc ingot sales increased from 322,744 tons in fiscal 2006 to 349,615 tons in fiscal 2007, an increase of 8.3%, enabled by higher production and higher exports as a result of strong demand primarily in Asia.

•	Zinc ingot sales in the domestic market decreased from 309,128 tons in fiscal 2006 to 204,286 tons in fiscal 2007, a decrease of 33.9%. This decrease was primarily due to lower consumption in the domestic market by end users. Export sales increased from 13,616 tons in fiscal 2006 to 145,329 tons in fiscal 2007 due to lower consumption in the domestic market and development of new export markets.

•	We also sold surplus zinc concentrate of 194,704 dmt in fiscal 2006 and 254,249 dmt in fiscal 2007, and surplus lead concentrate of 59,050 dmt in fiscal 2007 and nil in fiscal 2006, to third parties. The increase in sales of zinc concentrate to third parties was enabled by higher mining output in fiscal 2007.

•	Net sales were augmented in fiscal 2006 by the tolling of zinc concentrate. Our tolling arrangements involve sending surplus zinc concentrate from our mines to third party smelters who return the zinc metal post-conversion to us. We engage in tolling from time to time to take advantage of domestic demand. We tolled 34,890 tons of zinc in fiscal 2006 and 251 tons in fiscal 2007. The decrease in tolling was due to the increase in production from our first hydrometallurgical zinc smelter at Chanderiya.

•	Lead ingot production increased from 23,636 tons in fiscal 2006 to 44,552 tons in fiscal 2007, an increase of 88.5%, as a result of commissioning of our new lead smelter at Chanderiya. Sales of lead ingots increased from 26,928 tons in fiscal 2006 to 44,916 tons in fiscal 2007, an increase of 66.8%.
         Operating income in the zinc segment increased from Rs. 21,287 million in fiscal 2006 to Rs. 62,908 million in fiscal 2007, an increase of Rs. 41,621 million, or 195.5%. This increase in operating income was primarily due to higher daily average zinc LME prices, which more than doubled from fiscal 2006 to fiscal 2007, and higher sales volume, partially offset by higher cost of production including royalties. The increase in sales volume was enabled by increased production volume primarily from our first hydrometallurgical zinc smelter at Chanderiya. Operating income also increased due to the sale of 254,249 dmt of surplus zinc concentrate and 59,050 dmt of surplus lead concentrate in fiscal 2007 compared to 194,704 dmt of zinc contrite and nil lead concentrate in fiscal 2006, respectively. Operating margin increased from 55.2% in fiscal 2006 to 73.2% in fiscal 2007, primarily due to higher daily average zinc LME prices, partially offset by higher cost of production including royalties. Cost of production excluding royalties was stable from fiscal 2006 to fiscal 2007. However, royalties, which are LME-linked, amounted to $256 per ton in fiscal 2006 compared to $116 per ton in fiscal 2006, an increase of 120.7%, leading to a cost of production including royalties of $862 per ton in fiscal 2007 compared to $691 per ton in fiscal 2006, an increase of 24.7%.
         Aluminum
         Net sales in the aluminum segment increased from Rs. 16,297 million in fiscal 2006 to Rs. 40,091 million in fiscal 2007, an increase of Rs. 23,794 million, or 146.0%. This increase was primarily due to an increase in sales volume enabled by increased production volume and higher daily average aluminum LME prices. Primary and contributing factors to the increase include the following:

•	Aluminum production increased from 173,743 tons in fiscal 2006 to 313,189 tons in fiscal 2007, an increase of 80.3%, as our new Korba smelter commenced phased and progressive commissioning in fiscal 2007 and was fully commissioned in November 2006. The new smelter at Korba produced 207,643 tons of aluminum in fiscal 2007 as compared to 69,014 tons of aluminum in fiscal 2006.

•	Aluminum sales increased from 171,206 tons (including 13,588 tons capitalized) in fiscal 2006 to 315,002 tons in fiscal 2007, an increase of 84.0%. Sales of aluminum ingots increased from 57,100 tons in fiscal 2006 to 184,482 tons in fiscal 2007, an increase of 223.1%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 64,499 tons in fiscal 2006 to 72,948 tons in fiscal 2007, an increase of 13.1%. Rolled product sales increased from 49,607 tons in fiscal 2006 to 57,572 tons in fiscal 2007, an increase of 16.1%. The increases in sales of wire rods and rolled products reflect increased demand for these products, particularly in the electrical and construction sectors, and our continued focus on the sale of value-added products.

•	Aluminum sales in the domestic market increased from 158,788 tons in fiscal 2006 to 224,163 tons in fiscal 2007, an increase of 41.2%. Our aluminum exports increased from 12,418 tons in fiscal 2006 to 90,839 tons of in fiscal 2007. Both increases were as a result of increased production at our new Korba smelter. While we endeavor to sell as large a quantity of our products as possible domestically, our domestic sales as a percentage of total sales declined from 92.7% in fiscal 2006 to 71.2% in fiscal 2007 as our production volume increased more rapidly than demand growth in the domestic market.

•	The daily average aluminum cash settlement price on the LME increased from $2,028 per ton in fiscal 2006 to $2,663 per ton in fiscal 2007, an increase of 31.3%.
         Operating income in the aluminum segment increased from Rs. 3,496 million in fiscal 2006 to Rs. 13,371 million in fiscal 2007, an increase of Rs. 9,875 million, or 282.5%. This increase in operating income was primarily due to higher sales volume combined with lower cost of production, higher daily average aluminum LME prices and a higher percentage of sales in India. The lower cost of production was primarily due to the improved operational efficiency at the new Korba smelter upon the full ramp-up of production from the smelter combined with lower alumina spot prices for the alumina purchased for the smelter. Operating margin increased from 21.5% in fiscal 2006 to 33.4% in fiscal 2007, an increase of 55.3%, primarily due to higher daily average aluminum LME prices, a higher percentage of sales in India and lower cost of production.
         Corporate and Others
         Operating loss in our corporate and other business segment was Rs. 1,311 million in fiscal 2006 compared to Rs. 3 million in fiscal 2007. Operating loss in fiscal 2006 was due to impairment of investment, loans and guarantees of Rs. 1,300 million pertaining to IFL. The remaining amount is primarily related to general and administrative expenses of a paper company which never became operational and which we determined not to pursue further.
     Interest and Dividend Income
     Interest and dividend income increased from Rs. 1,873 million in fiscal 2006 to Rs. 2,072 million in fiscal 2007, an increase of Rs. 199 million, or 10.6%, due to higher levels of deposits.
     Interest Expense
     Interest expense increased from Rs. 3,238 million in fiscal 2006 to Rs. 4,329 million in fiscal 2007, an increase of Rs. 1,091 million, or 33.7%. The increase in interest expense was due to the borrowing costs related to our capacity expansions at Korba, which had previously been capitalized, being charged to the income statement with the phased commissioning of the new Korba smelter, high working capital in our copper business due to higher daily average copper LME prices and a general increase in interest rates.
     Net Realized and Unrealized Investment Gains
     Net realized and unrealized investment gains increased from Rs. 541 million in fiscal 2006 to Rs. 2,280 million in fiscal 2007, an increase of Rs. 1,739 million, or 321.4%, primarily due to higher levels of term investments in the zinc and copper businesses.

     Income Taxes
     Income taxes increased from Rs. 9,005 million in fiscal 2006 to Rs. 25,159 million in fiscal 2007. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net (loss)/income of associate, was 29.7% in fiscal 2006 and 26.9% in fiscal 2007. The effective tax rate was lower in fiscal 2007 as the copper refinery and copper rod plant at Tuticorin were classified as export oriented units during fiscal 2007, the profits of which are exempt from Indian income tax. Further, tax holiday exemptions on the newly commissioned 38.4 MW wind power plant and 154 MW captive power plant at our zinc business and 540 MW captive power plant at our aluminum business helped in lowering our effective tax rate, the effect of which was partially offset by higher tax rates at our Australian operations, which are became subject to the full income tax rate of 30% after having exhausted accumulated losses.
     Minority Interests
     Minority interests as a percentage of net profits increased from 28.5% in fiscal 2006 to 30.8% in fiscal 2007. This increase was as a result of a change in the profit mix between subsidiaries, with a greater percentage of profits coming from our zinc and aluminum business in fiscal 2007.
     Equity in Net (Loss)/Income of Associate, Net of Taxes
     Equity in net loss of associate was Rs. 99 million in fiscal 2006 as compared to a net profit of Rs. 24 million in fiscal 2007, which primarily related to foreign exchange losses and gains and the interest income and expenditure on project funds temporarily deployed and being utilized in a phased manner on the Vedanta Aluminium project.
     Income from Divested Business, Net of Tax
     Income from divested business, net of tax decreased from Rs. 369 million in fiscal 2006 to Rs. 86 million in fiscal 2007, a decrease of Rs. 283 million, or 76.7%. This was due to the sale of our aluminum conductor business to STL for Rs. 1,485 million, which was agreed upon on June 30, 2006. The sale of this non-core business was approved by our shareholders on September 30, 2006. The loss on account of this sale was Rs. 105 million, which was recorded as an adjustment to additional paid-in capital in shareholders’ equity as this was a transaction between companies under common control.
Liquidity and Capital Resources
Capital Requirements
     Our principal financing requirements primarily include:
•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.
     We continue to consider increasing capacities of our existing businesses through greenfield and brownfield projects and through acquisitions as one of our major growth strategies. Historically, funding of this strategy came from cash flows from existing operations, external financing sources and our shareholders in the form of contributions to our share capital. We expect that these sources will continue to be our principal sources of cash in the next few years. We intend to finance acquisitions and our capital expenditures in the future through cash flow generated by our business, as well as external debt.
     Our business is heavily dependent on plant and machinery for the production of our copper, zinc and aluminum products, as well as investments in our mining operations and our planned commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We spent Rs. 15,919 million in fiscal 2006, Rs. 25,362 million and Rs. 25,430 million ($635.4 million) in fiscal 2008, largely on our capacity expansion projects at Korba, Chanderiya and Tuticorin.

     In April 2008, we announced brownfield expansion projects to increase HZL’s zinc production capacity by 210,000 tpa and lead production capacity by 100,000 tpa, to add a 160 MW captive power plant and increase mining output, which would increase HZL’s zinc-lead production capacity to 1,065,000 tpa with fully integrated mining and captive power generation capacities. These projects will be undertaken at HZL’s Rajpura Dariba complex in the State of Rajasthan in Northwest India at an estimated cost of $900 million (Rs. 36,018 million) and are expected to be completed by mid-2010.
     In addition, in October 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh.
     We currently expect capital expenditures of approximately $1,535.0 million (Rs. 61,431 million) over the next two years by our wholly-owned subsidiary, Sterlite Energy, for the first phase, totaling 2,400 MW, of a planned thermal coal-based power facility, which we expect to commission in December 2009 at a total cost of $1,900.0 million.
     In fiscal 2009 and 2010, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees, US dollars and Japanese Yen, of Rs. 4,071 million ($101.7 million) and Rs. 3,527 million ($88.1 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.
     Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we intend to exercise our call option to acquire the Government of India’s 29.5% ownership interest in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on June 24, 2008 of Rs. 550 ($13.74) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 68,637 million ($1,715.1 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, Sterlite may look into alternative means of increasing its ownership interest in HZL.
     In addition, we have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.
     We may in the future make acquisitions of mines, plants or minerals and metals businesses that complement or enhance our existing businesses. For example, on May 30, 2008, we announced that we had signed a definitive agreement to purchase substantially all of the operating assets of Asarco, a Tucson based mining, smelting and refining company, for $2.6 billion. Asarco, currently the third largest copper producer in the United States, produced 235,000 tons of refined copper in 2007 and had total revenue of approximately $1.9 billion for the year ended December 31, 2007. Asarco’s mines currently have estimated reserves of approximately 5 million tons of contained copper. We will finance the asset acquisition through a mix of debt and existing cash resources. The asset acquisition is on a cash free and debt free basis. We will assume operating liabilities but not legacy liabilities for asbestos and environmental claims for ceased operations. The integrated assets to be acquired include three open-pit copper mines and a copper smelter in Arizona and a copper refinery, rod and cake plant and precious metals plant in Texas. The agreement is subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. There can, however, be no assurance that court approval will be obtained or that the proposed sale will be concluded. See “—Recent Developments”.
     We have consistently paid dividends and have increased dividends declared from Rs. 698 million for fiscal 2006, Rs. 2,234 million for fiscal 2007 and Rs. 2,834 million ($70.8 million) for fiscal 2008.
Capital Resources
     We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements.

Net Cash Provided by or Used in Operating Activities
     Net cash used in continuing operating activities was Rs. 17,594 million ($439.6 million) in fiscal 2008 compared to net cash provided by continuing operating activities of Rs. 40,418 million in fiscal 2007 and Rs. 19,595 million in fiscal 2006. Cash generation decreased in fiscal 2008 primarily on account of lower operating income across all our businesses, with our zinc business accounting for a substantial portion of this decrease. The cash used in operating assets and liabilities in fiscal 2008 was Rs. 85,179 million ($2,128.4 million), primarily consisting of Rs. 88,021 million ($2,199.4 million) towards short-term investments, which was partially offset by cash provided by working capital of Rs. 2,842 million ($71.0 million). For fiscal 2007, the cash used in operating assets and liabilities was Rs. 32,750 million, of which Rs. 24,174 million was towards short-term investments. Cash used for working capital purposes was Rs. 8,576 million in fiscal 2007, which consisted of an increase in accounts receivables, other current and non-current assets, and inventories which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities. For fiscal 2006, cash used in operating assets and liabilities was Rs. 8,480 million, of which Rs. 5,668 million was towards short-term investments, and Rs. 2,812 million was cash used for working capital purposes consisting of an increase in accounts receivables, other current and non-current assets and inventories which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities. We believe our current working capital is sufficient for our present capital requirements.
Net Cash Provided by or Used in Investing Activities
     Net cash used in investing activities was Rs. 16,676 million in fiscal 2006, Rs. 24,006 million in fiscal 2007 and Rs. 56,404 million ($1,409.4 million) in fiscal 2008. The major part of the cash used in investing activities for fiscal 2006, 2007 and 2008 was towards our expansion projects across our copper, aluminum and zinc businesses. We also used cash to meet ongoing maintenance capital expenditure requirements.
     In fiscal 2008, we spent Rs. 13,685 million ($342.0 million) on capital expenditures, mainly on HZL’s second hydrometallurgical zinc smelter and an additional captive power plant at Chanderiya, HZL’s construction of wind power plants and an 88,000 tpa debottlenecking project at HZL. We also spent Rs. 9,216 million ($230.3 million) on Sterlite Energy’s construction of a thermal coal-based 2,400 MW power facility and invested Rs. 16,000 million ($399.8 million) in, and advanced Rs. 3,890 million ($97.2 million) to, Vedanta Aluminium for its expansion projects. In fiscal 2007, we spent Rs. 25,362 million on capital expenditures, mainly on our capacity expansion projects to add a second new zinc smelter and an additional 80 MW captive power plant at Chanderiya, HZL’s construction of wind power plants and Sterlite Energy’s construction of a thermal coal-based 2,400 MW power facility. In fiscal 2006, we spent Rs. 15,919 million on capital expenditures, mainly on BALCO’s expansion program. In fiscal 2007, we also realized Rs. 1,171 million from sale of property, plant and equipment, primarily from the sale of a property consisting of land and buildings in Mumbai for Rs. 1,000 million and Rs. 1,485 million from the sale of our aluminum conductor business. In addition, in fiscal 2007, we paid Rs. 1,315 million to subscribe to a rights issue by Vedanta Aluminium to maintain our 29.5% ownership interest in that company.
Net Cash Provided by or Used in Financing Activities
     Net cash provided by financing activities was Rs. 76,582 million ($1,913.6 million) in fiscal 2008 primarily as a result of proceeds from the ADS offering, net of expense, of Rs. 80,506 million ($2,011.6 million) which were partially offset by net repayment of long-term debt of Rs. 2,928 million ($73.2 million) and by the payment of dividends of Rs. 1,030 million ($25.7 million). Net cash used in financing activities was Rs. 15,910 million in fiscal 2007 primarily as a result of a net repayment of debt of Rs. 11,451 million and by a payment of dividends of Rs. 4,450 million. In fiscal 2006, net cash provided by financing activities was Rs. 375 million primarily as a result of a net increase in debt of Rs. 1,056 million, partially offset by payment of dividends of Rs. 672 million.
     Besides existing facilities, we had undrawn facilities in excess of Rs. 46,393 million ($1,159.3 million) available to us as of March 31, 2008.
     We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds.

     We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.
Outstanding Loans
     The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of March 31, 2008 were as follows:
Working Capital Loans
     We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2007 and March 31, 2008 were zero and Rs. 6,119 million ($152.9 million), respectively. The Rs. 6,119 million ($152.9 million) working capital loan due as of March 31, 2008 was a US dollar denominated PCFC loan. Rs. 4,921 ($123.0 million) million has since been repaid. Interest on this facility is based on the London Inter-Bank Offer Rate, or LIBOR, plus 75 basis points. The working capital loan is secured against the inventories and trade accounts receivables.
Floating Rate Notes
     We issued US dollar denominated, floating rate, unsecured notes of $81.0 million in June 1997 repayable at the end of ten years. In June 2004, $67.6 million was repaid and the remainder was repaid in June 2007. Amounts outstanding under this facility were Rs. 584 million and zero as of March 31, 2007 and March 31, 2008, respectively. Interest on this facility was based on the LIBOR plus 130 basis points.
Foreign Currency Loans
     We have a US dollar denominated unsecured term loan facility of $92.6 million, which was entered into in March 2006 to refinance our foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which we have repaid in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April, 2006, we converted these loans into Japanese yen loans amounting to Tranche A of Japanese yen 8,012.6 million and Tranche B of Japanese yen 2,862.5 million. The amount due under this facility as of March 31, 2008 was Rs. 1,147 million ($28.7 million). The rate of interest payable under this facility is Japanese yen LIBOR plus 44 basis points.
     In September 2005, we entered into an unsecured term loan facility of Japanese yen 3,570 million and $19.7 million, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. We have repaid the first four tranches amounting to Japanese yen 2,856 million and $15.8 million up to March 31, 2008. The amount due under this facility as of March 31, 2008 was Rs. 443 million ($11.1 million). The rate of interest payable on the Japanese yen facility is Japanese yen LIBOR plus 42 basis points and on the US dollar denominated facility is LIBOR plus 42 basis points.
Term Loans
     As of March 31, 2008, we had syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 17,000 million ($424.8 million) of which Rs. 15,904 million ($397.4 million) has been drawn down and bearing an average interest rate of 8.1% per annum. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 10,000 million is outstanding, is repayable in 12 quarterly installments beginning January 2007 and the second loan, under which Rs. 5,904 million is outstanding, is repayable in eight quarterly installments beginning May 2009. As of March 31, 2008, we had repaid Rs. 8,305 million of these loans, out of the initial borrowed amount of Rs. 15,904 million, and the balance outstanding was Rs. 7,599 million ($189.9 million).

Buyers’ Credit
     As of March 31, 2008, we had utilized extended credit terms relating to purchases of property, plant and equipment for our projects. As of March 31, 2008, the balance due under the facility was Rs. 3,047 million ($76.1 million). These loans bear interest at LIBOR plus 60 basis points. These are unsecured debts.
Non-Convertible Debentures
     In April 2003 we issued Rs. 1,000 million ($25.0 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million ($10.0 million), is due in April 2010 and Tranche B, in the amount of Rs. 600 million ($15.0 million), is due in April 2013. Interest payable on these debentures are linked to annualized Government of India security rates. The applicable interest rate is 9.25% per annum. These debentures are secured by certain of our immoveable properties.
Export Obligations
     We have export obligations of Rs. 32,233 million ($805.4 million) over the next eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, the liability would be Rs. 4,633 million ($115.8 million), reduced in proportion to actual exports. Due to the remote likelihood of our being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our consolidated financial statements.
Guarantees and Put Option
     We have given the following guarantees:
•	Guarantees on the issuance of customs duty bonds amounting to Rs. 334 million ($8.3 million) for import of capital equipment at concessional rates of duty. We have fulfilled our obligations under the bonds and await the completion of procedural formalities by the governmental authorities for the release of the bonds. We do not anticipate any liability on these guarantees.

•	Guarantees on behalf of IFL against its loan obligations to the extent of Rs. 1,820 million ($45.5 million) and the outstanding amounts against these guarantees as of March 31, 2008 was Rs. 1,631 million ($40.8 million). For loan obligations of Rs. 1,146 million
($28.6 million) of IFL guaranteed by us, we have also granted a put option to a bank under which the bank may require us to purchase the loan from the bank in lieu of looking to our guarantee. We reviewed our liabilities under the guarantees and put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees and put option as of March 31, 2006 was Rs. 886 million ($20.6 million). We recognized a liability of Rs. 784 million for the guarantees and put option in fiscal 2006. In January 2008, an agreement was entered into between MALCO, a party under common control of Vedanta, and a third party for the disposal of MALCO’s entire interest in IFL. The transaction is expected to be completed in the next financial year after obtaining necessary statutory approvals. In connection with this agreement, we are obligated to settle the guarantees issued to the banks. Accordingly, during fiscal 2008 we revised our liability to Rs.1,412 million ($35.3 million) to represent the expected net cash outflow at completion. Thus, an additional charge of Rs. 628 million ($15.7 million) has been recognized in our financial statements during the year ended March 31, 2008.

•	Corporate guarantee of Rs. 7,000 million ($174.9 million) on behalf of Vedanta Aluminium for obtaining credit facilities. We also issued a corporate guarantee of Rs. 11,464 million ($286.5 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India and Rs. 269 million ($6.7 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. With respect to the corporate guarantee of Rs. 7,000 million ($174.9 million), Vedanta Aluminium has issued a counter guarantee to us indemnifying us for any liability on such guarantee. As of March 31, 2008, we determined that we have no liability on either of these corporate guarantees.

•	Bank guarantee of AUD 5.0 million (Rs. 183 million or $4.6 million) in favor of the Ministry for Economic Development, Energy and Resources of Australia as a security against rehabilitation liability on behalf of CMT. This guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($8.0 million). These liabilities are fully recognized in the consolidated financial statements. We do not anticipate any liability on this guarantee.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 9.5 million or $2.4 million) in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in our consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 2,663 million ($66.5 million) as of March 31, 2008. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2008 was Rs. 912 million ($22.8 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 468 million ($11.7 million) for litigations, against provisional valuation and for other liabilities. We do not anticipate any liability on these guarantees.
     Our outstanding guarantees and put option cover obligations aggregating Rs. 23,110 million ($577.4 million) as of March 31, 2008, the liabilities for which have not been recorded in our consolidated financial statements.
Contractual Obligations
     The following table sets out our total future commitments to settle contractual obligations as of March 31, 2008:

	Payment Due by Period
	Total			Less than 1 Year			1-3 Years			3-5 Years			More than 5 Years
	(in millions)
Bank loans and borrowings	Rs.	14,020	$350.3	Rs.	4,071	$101.7	Rs.	8,941	$223.4	Rs.	—	$—	Rs.	1,008	$25.2
Capital commitments		81,733	2,042.3		42,437	1,060.4		39,296	981.9		—	—		—	—

Total	Rs.	95,753	$2,392.6	Rs.	46,508	$1,162.1	Rs.	48,237	$1,205.3	Rs.	—	$—	Rs.	1,008	$25.2

     Our total future commitments to settle contractual obligations as of March 31, 2008 were Rs. 95,753 million ($2,392.6 million), representing a Rs. 11,550 million ($288.6 million) increase as compared to our total future commitments to settle contractual obligations as of March 31, 2007.
     We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this annual report.
Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 27,743 million ($693.2 million) as of March 31, 2008. Details of our guarantees are set out in “— Guarantees and Put Option.” Details of our capital expenditures and commitments and contingencies are as follows:
Capital Expenditures and Commitments
     Our principal financing requirements primarily include:
•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;
•	the establishment of our planned commercial power generation business;
•	consolidation of our ownership in our various subsidiaries; and
•	acquisitions of complementary businesses that we determine to be attractive opportunities.
     The following table shows our capital expenditures in fiscal 2006, 2007 and 2008:

	For Year Ended March 31,
	2006	2007	2008
	(in millions)
Capital Expenditures	$357.9	$588.4	$635.4
     We had significant capital commitments as of March 31, 2008 amounting to Rs. 81,733 million ($2,042.3 million) related primarily to capacity expansion projects, including commitments amounting to Rs. 44,929 million ($1,122.7 million) for our new commercial power generation business. See “Item 4. Information on the Company — B. Business Overview — Our Business — Our Zinc Business — Projects and Developments” and “Item 4. Information on the Company — B. Business Overview — Our Business — Our Aluminum Business — Projects and Developments.”
Contingencies
     We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. The total claim related to these tax liabilities is Rs. 4,177 million ($104.4 million). We have evaluated these contingencies and estimate that it is reasonably possible that some of these claims may result in loss contingencies and hence have recorded Rs. 703 million ($17.6 million) as current liabilities as of March 31, 2008.
     The claims by third party claimants amounted to Rs. 5,051 million ($126.2 million) as of March 31, 2008. No liability has been recorded against these claims, based on our expectation that none of these claims will become our obligations. We intend to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the likelihood of these claims becoming our obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability in relation to litigation matters in the accompanying consolidated financial statements.
Recent Accounting Pronouncements
FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”
     We adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.
SFAS No. 157, “Fair Value Measurements”
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Our management is currently evaluating the impact of the adoption of SFAS No. 157 will have on our financial reporting and disclosures.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. Our management is currently evaluating the impact, if any, of the adoption of SFAS No. 159 will have on our financial reporting and disclosures.
SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” SFAS No. 160 improves the relevance comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. Our management is currently evaluating the impact of the adoption of SFAS No. 160 will have on our financial reporting and disclosures.
SFAS No. 141 (Revised), “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combination.” SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. Our management is currently evaluating the impact, if any, the adoption of SFAS No. 141(R) will have on our financial reporting and disclosures.
SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, or SFAS No. 161, which modifies and expands the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires the objectives for using derivative instruments to be disclosed in terms of underlying risk and accounting designation and requires quantitative disclosures about fair value amounts and gains and losses on derivative instruments. It also requires disclosures about credit-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Our management is currently evaluating the impact, if any, the adoption of SFAS No.161 will have on our financial reporting and disclosures.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     Our board of directors consists of nine directors.

     The following table sets forth the name, age (as of May 31, 2008) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Position
Directors
Anil Agarwal(1)	55	Non-Executive Chairman
Navin Agarwal	47	Executive Vice-Chairman(2)
Kuldip Kumar Kaura	61	Managing Director and Chief Executive Officer(2)
Tarun Jain(3)	48	Whole Time Director(2)
Dwarka Prasad Agarwal	76	Non-Executive Director
Berjis Minoo Desai(1)(3)(4)(5)	51	Non-Executive Director
Gautam Bhailal Doshi(1)(4)(5)	55	Non-Executive Director
Sandeep H. Junnarkar(3)(4)(5)	56	Non-Executive Director
Ishwarlal Patwari	76	Non-Executive Director
Executive Officers
Dindayal Jalan	51	Chief Financial Officer
Dilip Golani	42	President and Group Head of Management Assurance
Other Significant Employees
Copper Business
Rajagopal Kishore Kumar	45	Chief Executive Officer, Copper Division
Zinc Business
Mahendra Singh Mehta	52	Chief Executive Officer, HZL and Whole Time Director, HZL(2)
Aluminum Business
Pramod Suri	50	President, BALCO and Whole Time Director, BALCO(2)
Power Business
C.V. Krishnan	58	Managing Director, Power

Notes:

(1)	Member of the Remuneration Committee.

(2)	A “Whole Time Director” is a director who is employed full-time in rendering services to the management of the company with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies. In addition to Messrs. Tarun Jain, Mahendra Singh Mehta and Pramod Suri, Messrs. Navin Agarwal and Kuldip Kumar Kaura are also each considered to be a whole time director.

(3)	Member of the Shareholders’ and Investors’ Grievance Committee.

(4)	Member of the Audit Committee.

(5)	Independent director.
Directors
     Anil Agarwal, who founded the Vedanta group in 1976, is our Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is based in the United Kingdom. In addition to his role as Chairman, Mr. Agarwal is also the executive chairman of Vedanta and a director of BALCO, HZL, STL, SOVL, Sterlite Energy, Vedanta Aluminium, CMT, TCM, VRHL, Finsider International Company Limited and Sterlite Paper Limited. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004. Mr. Agarwal was also the chief executive officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 30 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai 400093, Maharashtra, India.
     Navin Agarwal is our Executive Vice-Chairman and was appointed to our board of directors in August 2003. Mr. Agarwal is based in Mumbai, India. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of our organization. Mr. Agarwal joined our company at its inception. In addition to his role as Executive Vice-Chairman, Mr. Agarwal is also the chairman of KCM and MALCO, the deputy executive chairman of Vedanta and a director of BALCO, HZL, Vedanta Aluminium, STL, Sterlite Paper Limited, Sterlite Iron & Steel Company Limited, Sterlite Infrastructure Private Limited, Sterlite Infrastructure Holdings Private Limited, Sterlite Energy, Finsider International Company Limited and Sterlite Shipping Ventures Private Limited. As between these various positions, Mr. Agarwal is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Agarwal has over 20 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management Program at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai 400093, Maharashtra, India.

     Kuldip Kumar Kaura is our Managing Director and Chief Executive Officer and was appointed to our board of directors in October 2004. Mr. Kaura is based in Mumbai, India. In addition to his role as Managing Director and Chief Executive Officer, Mr. Kaura is also the chief executive officer of Vedanta, the Vice-Chairman and Chief Executive Officer of KCM and a director of HZL, Sesa Goa Limited, Sterlite Energy, Vedanta Aluminium, CMT and TCM. As between these various positions, Mr. Kaura is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Kaura was the managing director of HZL from April 2002 to March 2004 and the chief operating officer of Vedanta from December 2003 to March 2005 and the chief executive officer of Vedanta from March 2005 to date. Prior to that, Mr. Kaura served at ABB India as managing director and country manager from 1998 to 2002. Mr. Kaura has a Bachelor of Engineering from the Birla Institute of Technology & Science in Pilani, India. The business address of Mr. Kaura is 75 Nehru Road, Vile Parle (East), Mumbai 400093, Maharashtra, India.
     Tarun Jain is our Whole Time Director and was appointed to our board of directors in November 2004. Mr. Jain is based in Mumbai, India. Mr. Jain joined our company in 1984 and has over 20 years of experience in corporate finance, accounts, audit, taxation and secretarial practice. He is responsible for our strategic financial matters including finance and accounting, legal and regulatory compliance and risk management. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of BALCO, HZL, Vedanta Aluminium, SOVL, Twin Star, MALCO, Westglobe Limited, Sterlite (USA) Inc., and Sterlite Shipping Ventures Private Limited. The business address of Mr. Jain is 75 Nehru Road, Vile Parle (East), Mumbai 400093, Maharashtra, India.
     Dwarka Prasad Agarwal is our Non-Executive Director and was appointed to our board of directors in 1981. Mr. Agarwal is based in Mumbai, India. Mr. Agarwal is a trustee of the Sterlite Foundation, which is a social and charitable organization and a director of Vedanta Foundation, a non-profit organization. He has contributed significantly to our development since our inception. Mr. Agarwal is also a director of Volcan, Twin Star Investments Limited, Twin Star Infrastructure Limited, Twin Star Overseas Limited, Sterlite Paper Limited, Sterlite Iron & Steel Company Limited and Nagreeka Exports Limited. Mr. Agarwal is the father of Mr. Anil Agarwal and Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai 400093, Maharashtra, India.
     Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is based in Mumbai, India. Mr. Desai is a solicitor and has been the managing partner of Messrs J. Sagar Associates since 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge. Mr. Desai is also a director of several companies including Reliance Asset Reconstruction Company Ltd., JSA Law Limited, JSA Lex Holding Limited, The Great Eastern Shipping Company Limited, Praj Industries Limited, Emcure Pharmaceuticals Limited, Centrum Capital Limited, Bio Energy Europa B.V., Praj Schneider Inc., Kotak Mahindra Trusteeship Services Ltd., Greatship (India) Ltd. Nocil Ltd., Wockhardt Hospitals Ltd., and IRB Infrastructure Developers Ltd. The business address of Mr. Desai is Vakil’s House, 18 Sprott Road, Ballard Estate, Mumbai, Maharashtra 400001.
     Gautam Bhailal Doshi is our Non-Executive Director and was appointed to our board of directors in December 2001. Mr. Doshi is based in Mumbai, India. Mr. Doshi is a chartered accountant. Since August 2005, he has been the group managing director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has 24 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India and a member of the Central Council and the Western India Regional Council of the Institute of Chartered Accountants of India. Mr. Doshi is also a director of Reliance Communication Infrastructure Limited, Reliance Life Insurance Company Limited, Reliance Asset Reconstruction Company Limited, Reliance Telecom Limited, Adlabs Films Limited, Garware Polyester Limited, Medi Assist India Private Limited, Gujarat Glass Ltd., Connect Capital Private Ltd., Reliance Big TV Ltd., Telecom Infrastructure Finance Private Ltd. and Sonata Investments Limited. The business address of Mr. Doshi is Reliance Centre, 3rd Floor, 19 Walchand Hirachand Marg, Ballard Estate, Mumbai, Maharashtra 400038.
     Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is based in Mumbai, India. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, and Securities Contracts (Regulation) Act, 1956. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director of Everest

Industries Limited, Excel Crop Care Limited, Jai Corp Limited, Sunshield Chemicals Limited, Tilaknagar Industries Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Reliance Ports and Terminals Limited, Reliance Utilities Limited and IL&FS Infrastructure Development Corporation Limited. The business address of Mr. Junnarkar is 311/312 Embassy Centre, Nariman Point, Mumbai, Maharashtra 400 021.
     Ishwarlal Patwari is our Non-Executive Director and was appointed to our board of directors in November 1976. Mr. Patwari is based in Mumbai, India. He has over 45 years of experience as an industrialist and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Patwari has been the chairman of Nagreeka Exports Limited since it was founded and is a director of Nagreeka Capital & Infrastructure Ltd. The business address of Mr. Patwari is 20-22 Kala Bhawan, Mathew Road, Mumbai, Maharashtra 400 004.
Executive Officers
     Dindayal Jalan is our Chief Financial Officer. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our chief financial officer (metals). He was appointed as our Chief Financial Officer in March 2003. Mr. Jalan was also appointed as the chief financial officer of Vedanta in October 2005. As between these positions, Mr. Jalan is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Jalan has over 27 years of experience working in various companies in the engineering, mining and non-ferrous metals industries. Mr. Jalan received a Bachelor of Commerce from Gorakhpur University, India and is a member of the Institute of Chartered Accountants of India.
     Dilip Golani is the President of our Management Assurance Department and the Group Head of Management Assurance. Mr. Golani joined our company in 2000 as the head of our management assurance department before becoming the head of our performance improvement department from August 2004 to August 2005. Between September to December 2005, Mr. Golani was also appointed as the head of marketing for HZL and subsequently, in December 2005, he took up the position as head of management assurance for HZL. Mr. Golani has a Bachelor of Engineering from Motilal National Institute of Technology, Allahabad and a Post-Graduate Diploma in Industrial Engineering from the National Institute of Industrial Engineering.
Other Significant Employees
     Copper Business
     Rajagopal Kishore Kumar is the Chief Executive Officer of our Copper Division and has been responsible for the overall management of our copper business since December 2006. Mr. Kumar joined our company in April 2003 as Vice President-Marketing of HZL, and became Senior Vice President-Marketing for our Copper Division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our company, Mr. Kumar was employed by Hindustan Lever Ltd for 12 years, most recently as a regional commercial manager. Mr. Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.
     Zinc Business
     Mahendra Singh Mehta is the Chief Executive Officer and Whole Time Director of HZL and has been responsible for our zinc business since August 2005. Mr. Mehta joined our company in 2000 and was appointed the senior vice president of our copper business between October 2001 and November 2002. From November 2002, he was responsible for the marketing of base metals (copper, aluminum, lead and zinc), copper concentrate procurement, zinc concentrate export and tolling and coal procurement as the commercial-director-base metals before joining HZL as its Whole Time Director. Prior to joining our company, Mr. Mehta held various positions in the marketing, finance and commercial departments of various companies in the steel industry, including Lloyds Steel Limited where he was in charge of marketing steel products, working capital finance and the cold rolled coils and galvanized steel projects. Mr. Mehta has a Bachelor of Engineering from the MBM Engineering College, University of Jodhpur and a Master’s degree in Business Management from the Indian Institute of Management, Ahmedabad.

     Aluminum Business
     Pramod Suri is the President and Whole Time Director of BALCO and has been responsible for our aluminum business at BALCO since December 2006. Prior to that, Mr. Suri was the Senior Vice President (Operations) and Head of the new Korba smelter for BALCO from September 2004 to December 2006. Prior to joining our company, he was employed by JK Industries Ltd. (Tyre Division) as their Vice President — Works from January 2001 to March 2004. Mr. Suri has also held positions in Indian Aluminum Company Limited, or INDAL, CEAT Ltd. and Goodyear South Asia Tyres Pvt. Ltd. Mr. Suri has a Masters of Chemistry from the India Institute of Technology, Delhi.
     Power Business
     C.V. Krishnan is the Managing Director of our power business and has been responsible for the overall management and development of our commercial power generation business since October 2006. Prior to that, Mr. Krishnan was the Chief Executive Officer and Managing Director of KCM. Mr. Krishnan was responsible for KCM’s copper business in Zambia from February 2005 to October 2006. From October 2003 to January 2005, Mr. Krishnan was Chief Executive Officer for Shankar Netralaya Medical Research Foundation, Chennai, a non-governmental organization and non-profit trust hospital. Prior to that, he was our Chief Executive Officer, Metals, from October 2001 to October 2003. Mr. Krishnan was a director of our company and of HZL from October 2001 to February 2005. Mr. Krishnan has been a director of KCM since February 2005. Prior to joining our company in May 1999, he was the Chief Executive Officer and Managing Director of Essar Power Limited. Mr. Krishnan has over 30 years of work experience and has held senior positions in Larsen & Toubro Limited, A.F. Ferguson & Co., Shriram Fertilizers & Chemicals Limited and E.I.D Parry Limited. Mr. Krishnan has a Bachelor of Technology from the Indian Institute of Technology, Chennai and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.
B. Compensation
Compensation of Directors and Executive Officers
     The aggregate compensation we paid our executive directors and executive officers for fiscal 2008 was Rs. 174 million ($4.3 million), which includes Rs. 144 million ($3.6 million) paid towards salary, bonuses, allowances and non-cash payments, Rs. 20 million ($0.5 million) paid by us to Vedanta for the fair value of share options granted to our executive directors and executive officers under the Vedanta LTIP, and Rs. 10 million ($0.2 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive during fiscal 2008 was Rs. 71 million ($1.8 million) (of which Rs. 61 million ($1.6 million) comprised salary, bonuses and allowances, Rs. 5 million ($0.1 million) comprised payment by us to Vedanta for the fair value of share options granted under the Vedanta LTIP, and Rs. 5 million ($0.1 million) comprised benefits such as contribution to the provident fund and superannuation fund.
     The following table sets forth the compensation paid to our directors and executive officers in fiscal 2008 who were holding such positions as of March 31, 2008, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

	Salary, bonuses,		Fair Value of Share		Contribution to
	allowances and		Options granted under		Provident and
Name	perquisites		the Vedanta LTIP		Superannuation Funds
	(in million)
Navin Agarwal	Rs.	60.21	Rs.	5.47	Rs.	4.95
Kuldip Kumar Kaura		36.99		2.96		1.86
Tarun Jain		27.70		6.03		2.33
Dindayal Jalan		11.71		3.63		0.89
Dilip Golani		7.31		2.14		0.43
     The aggregate compensation paid or payable to our non-executive directors for fiscal 2008 was Rs. 5 million ($0.1 million), which comprised Rs. 1 million ($0.1) in sitting fees and Rs. 4 million ($0.1 million) in commissions.
     We adopted the Vedanta LTIP in February 2004. Under the Vedanta LTIP, our directors and executive officers will be granted share awards which will entitle them to acquire the ordinary shares of Vedanta based on the performance of Vedanta’s total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals) measured over a three-year performance period and Vedanta’s financial performance.
Outstanding Awards or Options
     As of March 31, 2008, our directors and executive officers as a group held awards vested under the Vedanta LTIP to acquire an aggregate of 200,900 ordinary shares of Vedanta representing approximately 0.1% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “— Vedanta Long-Term Incentive Plan.”
Employee Benefit Plans
     We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2008, the total amount set aside by us to provide pension, retirement or similar benefits was Rs. 647 million ($16.2 million).

Provident Fund
     In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate Rs. 221 million, Rs. 249 million and Rs. 277 ($6.9 million) in fiscal 2006, 2007 and 2008, respectively.
Gratuity
     In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. Our gratuity plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the employee’s salary and length of service with us. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation of India and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 480 million, Rs. 576 million and Rs. 614 ($15.3 million) in fiscal 2006, 2007 and 2008, respectively.
Superannuation Fund
     It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 13 million, Rs. 8 million and Rs. 18 million ($0.5 million) in fiscal 2006, 2007 and 2008, respectively.
Compensated Absence
     Our liability for compensated absences is determined on an actual basis for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 224 million, Rs. 338 million and Rs. 615 million ($15.4 million) in fiscal 2006, 2007 and 2008, respectively.
Vedanta Long-Term Incentive Plan
     We are a participating company in the Vedanta LTIP which was adopted by Vedanta to grant share options to its employees or employees of its subsidiaries. Awards under the plan may be granted to any employee of Vedanta or any of its subsidiaries who is not within six months of such employee’s normal retirement date.
     The Vedanta LTIP is consistent with our reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for executive directors and senior employees. The maximum value of Vedanta ordinary shares which may be conditionally awarded in any financial year to a participant in the Vedanta LTIP who is an executive director is restricted to 100% of that executive director’s annual base salary.
     The performance target which currently applies to vesting of awards is our performance as measured against comparative total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals).
     During fiscal 2008, options to acquire 16,500 Vedanta ordinary shares under the Vedanta LTIP vested to our directors and executive officers. All of the options were granted on February 1, 2007 and have an exercise price of $0.10 per ordinary share. The options vest as to all of the Vedanta ordinary shares underlying the options on February 1, 2008, and expire on August 1, 2008. In fiscal 2008, options to acquire 70,900 Vedanta ordinary shares were granted under the Vedanta LTIP to our directors and executive officers.
Limitations on Liability and Indemnification Matters
     Section 201 of the Indian Companies Act provides that a company may indemnify any director, officer or auditor against any liability incurred by such director, officer or auditor in defending any civil or criminal proceedings, in which a judgment is given in favor of such director, officer or auditor or in which he or she is acquitted or discharged or in connection with application made by a director or an officer to the High Court of the relevant state for relief, because he or she has reason to apprehend that any proceeding will or might be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust, in which relief has been granted by the High Court of the relevant state.
     Section 201 also provides that, except for such indemnity described above, any provision, whether contained in the articles of association of a company or in an agreement with the company or in any other instrument, for exempting any director, officer or auditor of the company from, or indemnifying him or her against, any liability which, by any rule of law, would otherwise attach to such director, officer or auditor in respect of any negligence, default, misfeasance, breach of duty or breach of trust of which he or she may be guilty in relation to the company, shall be void.
C. Board Practices
Composition of the Board
     Our board of directors currently consists of nine directors. Three of our nine directors are independent directors, namely, Mr. Berjis Minoo Desai, Mr. Gautam Bhailal Doshi and Mr. Sandeep H. Junnarkar.
     Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders. Mr. Navin Agarwal, Mr. Kuldip Kumar Kaura and Mr. Tarun Jain have entered into service contracts with us which will expire on July 31, 2008, September 30, 2008 and November 23, 2009, respectively. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of. None of their service contracts provide for benefits upon termination of their employment.
     Under the service contracts, each of Messrs. Agarwal, Kaura and Jain is entitled to be paid a basic salary, performance incentives to be determined by our board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. The basic salaries of Messrs. Agarwal, Kaura and Jain in fiscal 2008 are Rs. 1.5 million ($0.04 million), Rs. 0.6 million ($0.01 million) and Rs. 0.7 million ($0.02 million) per month, respectively. In addition, Mr. Agarwal is entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our board of directors, subject to a maximum allowable under Indian law. Each of Messrs. Kaura and Jain is entitled to receive a bonus equal to 20% of his respective basic salary. Mr. Kaura is also entitled to a special completion bonus based on his performance at the end of the term of his service contract, subject to a maximum allowable under Indian law. A loss in any fiscal year during the tenure of their directorships will not affect the terms of remuneration for Messrs. Kaura and Jain. However, under Mr. Agarwal’s service contract he shall be paid a minimum remuneration, subject to caps of Rs. 4.8 million ($0.12 million) per year and Rs. 0.4 million ($0.01 million) per month on the basis of Indian law, in accordance with the provisions of the Indian Companies Act in the event we make a loss of profits in any fiscal year.
     The rest of our directors have no fixed term of office and they serve as directors on our board of directors until their resignation or removal from office by a resolution of our shareholders, until they cease to be directors by virtue of the provision of law or they are disqualified by law or our articles of association from being directors.
Committees of the Board
     Our equity shares are currently listed and traded on the NSE and BSE, and our ADSs are currently listed and traded on the NYSE. In addition to compliance with the NYSE corporate governance rules applicable to us as a foreign private issuer, we maintain our corporate governance arrangements in accordance with Indian regulations for companies listed on the NSE and BSE. In particular, we have established an audit committee and a remuneration committee in accordance with Indian corporate governance requirements.
     Our board of directors currently has an audit committee, a remuneration committee and a shareholders’ and investors’ grievance committee, which have the composition and general responsibilities described below.
     Audit Committee
     The audit committee consists of three directors: Mr. Gautam Bhailal Doshi (Chairman), Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi and Junnarkar satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 as amended, or the Exchange Act. The principal duties and responsibilities of our audit committee are as follows:
•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the board of directors.
     The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Gautam Doshi will serve as our audit committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.
     The audit committee held four meetings in fiscal 2008.
     Remuneration Committee
     The remuneration committee consists of three directors: Mr. Berjis Minoo Desai (Chairman), Mr. Gautam Bhailal Doshi and Mr. Anil Agarwal. Two of the three directors on our remuneration committee are independent directors, namely, Messrs. Desai and Doshi. The scope of this committee’s duties include determining the compensation and commission to be paid to and the terms of appointment of each of our executive directors, taking into account our profits and performance, external competitive environment and our growth plans.
     The remuneration committee held three meetings in fiscal 2008.
     Shareholders’ and Investors’ Grievance Committee
     The shareholders’ and investors’ grievance committee consists of three directors: Mr. Sandeep H. Junnarkar (Chairman), Mr. Berjis Minoo Desai and Mr. Tarun Jain. Two of three directors on our shareholders’ and investors’ grievance committee are independent directors, namely, Mr. Sandeep Junnarkar and Mr. Berjis Desai. The principal duties and responsibilities of this committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors.
     The shareholders’ and investors’ grievance committee held two meetings in fiscal 2008.
D. Employees
     See “Item 4. Information on the Company — B. Business Overview — Our Business — Employees.”
E. Share Ownership for Directors and Executive Officers
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of May 31, 2008 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of May 31, 2008 are based on an aggregate of 708,494,411 equity shares outstanding as of that date.

	Equity Shares Beneficially Owned
Name	Number	Percent
Anil Agarwal(1)	429,329,150	60.6%
Navin Agarwal	—	—
Kuldip Kumar Kaura	—	—
Tarun Jain	—	—
Dwarka Prasad Agarwal	—	—
Berjis Minoo Desai	—	—
Gautam Bhailal Doshi	—	—
Sandeep H. Junnarkar	17,500	*
Ishwarlal Patwari	1,372,830	*
Dindayal Jalan(2)	1,250	*
Dilip Golani	250	*

All our directors and executive officers as a group (11 persons)	430,720,980	60.8%

Notes:

*	Represents beneficial ownership of less than 1.0%.

(1)	Consists of 429,329,150 equity shares beneficially owned by Vedanta. Volcan, owns approximately 53.5% of the issued ordinary share capital of Vedanta. Volcan is owned and controlled by the Agarwal Trust. Onclave is the trustee of the Agarwal Trust and controls all voting and investment decisions of the Agarwal Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Agarwal Trust and, in turn, by Onclave. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, may be deemed to have beneficial ownership of shares that may be owned or deemed to be beneficially owned by Onclave. Vedanta, Volcan, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “Item 7. Major Shareholders and Related Party Transactions.” As a result of this agreement, Volcan, the Agarwal Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

(2)	Includes 1,000 equity shares directly held by Mrs. Veena Jalan, the wife of Mr. Dindayal Jalan.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information regarding beneficial ownership of our equity shares as of May 31, 2008 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 708,494,411 equity shares outstanding as of that date.
     Beneficial ownership is determined in accordance with the Commission rules and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Equity shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
Vedanta Resources plc(1)	429,329,150	60.6%

Note:

(1)	Information based on a report on Schedule 13G jointly filed with the Commission on February 14, 2008 by Vedanta, VRHL, Twin Star, Volcan, the Agarwal Trust, Onclave and Mr. Anil Agarwal. As of December 31, 2007, Vedanta had beneficial ownership of 429,329,150 equity shares, consisting of 403,715,750 equity shares held by Twin Star and 25,613,400 equity shares held by MALCO. Twin Star is the owner of 80.0% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, our shares beneficially owned by MALCO are also deemed to be beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta; accordingly, our shares beneficially owned by Twin Star may be regarded as being beneficially owned by VRHL and Vedanta. Volcan owns 53.5% of the outstanding shares of Vedanta. Volcan is 100% owned and controlled by the Agarwal Trust. Onclave is the trustee of the Agarwal Trust and controls all voting and investment decisions of the Agarwal Trust. As a result, securities beneficially owned by Volcan may be regarded as being beneficially owned by the Agarwal Trust and, in turn, by Onclave. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, may be deemed to have beneficial ownership of shares that may be owned or deemed to be beneficially owned by Onclave.
     As of May 31, 2008, there were approximately 70,863 holders of our equity shares of which 32 have registered addresses in the United States. As of the same date, 115,516,994 of our ADSs (representing 115,516,994 equity shares), representing16.3% of our outstanding equity shares, were held by a total of ten registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.
B. Related Party Transactions
     The following is a summary of material transactions we have engaged in with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For further discussion of related party transactions, see note 26 to our consolidated financial statements included elsewhere in this annual report.
Related Parties
Volcan and the Agarwal Family
     Volcan owns 53.5% of Vedanta. Volcan is 100% owned and controlled by the Agarwal Trust. Onclave is the trustee of the Agarwal Trust and controls all voting and investment decisions of the Agarwal Trust. Onclave is, in turn, controlled by Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman. Vedanta, Volcan, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “— Related Transactions.” Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, our director, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, also have a controlling interest in STL, a publicly listed company in India which was spun-off from the Vedanta group in July 2000, except for nominal interests in STL held by MALCO and us.
Vedanta
     As of May 31, 2008, Vedanta had beneficial ownership of 429,329,150 of our equity shares, including 403,715,750 equity shares (57.0%) held by Twin Star and 25,613,400 equity shares (3.6%) held by MALCO. Twin Star is the owner of 80.0% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, the shares beneficially owned by MALCO are also beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta. As a result, Vedanta is the beneficial owner of 60.6% of our equity shares.
     Vedanta, Volcan, Onclave and Mr. Anil Agarwal are parties to a relationship agreement. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and its direct and indirect shareholders, and their respective associates, or the Volcan Parties, as required by the listing rules of the Financial Services Authority of the United Kingdom, or FSA, and to ensure that transactions and relationships, including all matters that are the subject of the shared services agreement (as described below) with the Volcan Parties are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the FSA or if Vedanta is de-listed from the LSE. In addition, the relationship agreement will terminate in respect of Onclave and Mr. Anil Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the FSA is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of, 30% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.
     Under the relationship agreement:
•	The parties agree to ensure that Vedanta is capable, at all times, of carrying on its business independently of the Volcan Parties as required by the listing rules of the FSA;

•	Vedanta’s board of directors and nominations committee and any other committee of Vedanta’s board of directors (other than the audit committee or the remuneration committee or any committee which may be established by the board of directors in connection with a specific transaction, the constitution of which is approved by the board of directors) to which significant powers, authorities or discretions are delegated shall at all times comprise a majority of directors who are independent of the

Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Vedanta’s remuneration committee and audit committee shall at all times consist only of non-executive directors;

•	Volcan is entitled to nominate for appointment to the board of directors of Vedanta such number of persons as is one less than the number of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Neither Mr. Anil Agarwal nor any non-independent directors shall be permitted, unless the independent directors agree otherwise, to vote on any resolutions of Vedanta’s board of directors or of a committee of the board to approve the entry into, variation, amendment, novation or abrogation or enforcement of any contract, arrangement or transaction with any of the Volcan Parties;

•	Volcan shall not exercise voting rights attaching to its shares in Vedanta or any resolution to approve the entry into, variation, amendment, novation or abrogation of any transactions or arrangements between Vedanta and the Volcan Parties;

•	The Volcan Parties represented and warranted to Vedanta that at the time of the execution of the relationship agreement they did not own directly or indirectly any interests in the smelting, refining, mining or sale of any base metals or mineral otherwise than through Vedanta or any member of the Vedanta group;

•	The Volcan Parties agreed to, directly or indirectly, acquire or otherwise invest in any company, business, business operation or other enterprise which engages in the smelting, refining or mining of base metals or minerals only through Vedanta or other member of the Vedanta group. However, this agreement does not prevent, restrict or limit:
–	the acquisition or ownership by the Volcan Parties of not more than 5% in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; or

–	the acquisition or ownership, directly or indirectly, by the Volcan Parties of any interest in, a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of Vedanta group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to $50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party (i) is not an officer or director of a Vedanta group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favorable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta group should not make the acquisition; and
•	Transactions and relationships between Vedanta and the Volcan Parties must be conducted at arm’s length and on a normal commercial basis, including those to be provided under the shared services agreement.
Related Transactions
Shared Services Agreement — STL, Sterlite Gold, Vedanta and Sterlite
     We entered into a shared services agreement dated December 5, 2003 with STL, Sterlite Gold Limited, or Sterlite Gold, which was an affiliated company at that time, and Vedanta as part of Vedanta’s listing on the LSE in December 2003. Under this agreement, we and Vedanta agreed to continue to provide STL and Sterlite Gold with certain advisory services on an ongoing basis consisting primarily of access to certain of the directors, officers and employees of the Vedanta group. In fiscal 2006, 2007 and 2008, we received Rs. 361,390, Rs. 450,933 and Rs. 730,770 ($18,260) from STL, respectively, under the shared services agreement. In fiscal 2006 and 2007, we received Rs. 379,127, and Rs. 392,205 from Sterlite Gold, respectively, under the shared services agreement. We did not receive any amount from Sterlite Gold in fiscal 2008. On September 27,

2007, Vedanta sold its entire interest in Sterlite Gold to an unaffiliated third party, and as of such date Sterlite Gold ceased to be an affiliated company of ours.
     Under the shared services agreement:
•	a party may terminate the shared services agreement or a particular service which is provided pursuant to the shared services agreement if another party commits a material breach of the shared services agreement or upon another party becoming subject to or entering into arrangements in the context of insolvency. A party may also terminate a particular service on three months’ notice;

•	the services under the shared services agreement will be provided by us or Vedanta, as the case may be, to STL and Sterlite Gold and the transactions between the parties will be on an arm’s length basis;

•	the cost of access to certain of the directors, officers and employees of such member of the Vedanta group shall be paid by STL or Sterlite Gold, as the case may be, to us or Vedanta, as appropriate; and

•	the cost of the services provided pursuant to the shared services agreement is calculated by apportioning the total salary cost to us or the Vedanta group of the employment of the relevant director, officer or employee to STL or Sterlite Gold, as appropriate based on the time spent for each such member of the Vedanta group.
     On April 13, 2006, a letter agreement was executed by Vedanta, Sterlite Gold, STL and us, to:
•	amend the list of employees of Vedanta who may be hired under the shared services agreement to reflect only those individuals who actually performed the services;

•	amend the amount to be paid to Vedanta based on estimated cost plus 20%; and

•	allow only 25% of Mr. Anil Agarwal’s salary costs to be taken into account when determining the charge to STL and Sterlite Gold, to reflect the limited services provided to STL and Sterlite Gold since the listing of Vedanta.
     On September 27, 2007, Vedanta sold its entire interest in Sterlite Gold to an unaffiliated third party, and as of such date, Sterlite Gold ceased to be an affiliated company of ours.
Representative Office Agreement — Vedanta and Sterlite
     We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $2.0 million (Rs. 80.5 million) per year to Vedanta. This agreement is effective until
March 31, 2009.
Consultancy Agreement — Vedanta and Sterlite
     We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable, though this agreement was not negotiated on an arm’s length basis. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40%, is $3.0 million (Rs. 120.1 million) per year. This agreement is effective from April 1, 2004 until March 1, 2009.

Sale of Aluminum Conductor Business — Sterlite and STL
     On August 30, 2006, we entered into an agreement to sell our aluminum conductor business, also known as our power transmission line division, as a going concern on an “as is where is basis,” subject to existing encumbrances and charges and together with the power transmission line division’s assets, debts, and liabilities, to STL for a consideration of Rs. 1,485 million ($37.1 million). The terms of this transaction were negotiated between us and STL on an arm’s length basis, with an independent appraiser hired to establish the sale price. Under the terms of the agreement, we may not carry on or engage directly or indirectly in any business which competes with any part of the power transmission line division business for a period of five years from the completion of the sale. The sale of this non-core business was approved by our shareholders on September 30, 2006.
Issuance of Equity Shares by Vedanta Aluminium — Sterlite, Twin Star and Vedanta Aluminium
     Prior to March 2005, Vedanta Aluminium was a wholly-owned subsidiary of ours that was part of our consolidated group of companies. In March 2005, Vedanta Aluminium issued equity shares to Twin Star in exchange for consideration of Rs. 4,421 million from Twin Star. As a result of this sale of equity shares by Vedanta Aluminium, Twin Star acquired a 70.5% ownership interest in Vedanta Aluminium and we ceased to consolidate Vedanta Aluminium in our consolidated financial statements. The terms of this sale were negotiated between Vedanta Aluminium and Twin Star on an arm’s length basis, with an independent appraiser hired to establish the sale price. During fiscal 2007, Vedanta Aluminium issued to us 1,133,737 equity shares of par value Rs. 10 per equity share for cash at a price of Rs. 1,160 per equity share on a rights basis. Accordingly, we paid a sum of Rs. 1,315 million ($32.9 million). We subscribed for our full proportionate share so as to maintain our shareholding in Vedanta Aluminium at 29.5%.
Issuance of Debentures by Vedanta Aluminium — Sterlite and Vedanta Aluminium
     In fiscal 2008, Vedanta Aluminium issued to us 1.6 billion zero per cent optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 16,000 million ($399.8 million). The debentures are convertible in full or in part into equity shares at such premium as may be determined by a merchant banker or any other expert agency in the field based on fair value at any time within five years from the date of allotment unless Vedanta Aluminium requests for an extension of the redemption date by up to one year. Debentures that have not been converted to equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures, or at the expiry of the extension period.
Loan Agreement — Sterlite and Vedanta Aluminium
     We entered into a loan agreement with Vedanta Aluminium on February 4, 2008, under which we agreed to lend to Vedanta Aluminium Rs. 10 billion ($250.0 million) for a term of 10 years. As of March 31, 2008, the amount outstanding under the loan was approximately Rs. 3.9 billion ($97.5 million). Interest is payable in arrears on the outstanding amount of the loan at the prevailing RBI bank rate plus 2% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of 10 years from the date of the last disbursement of the loan which shall be no later than March 31, 2010.
Advancement to Relative of a Director — Sterlite and Mrs. Rajani Jain
     In fiscal 2003, we advanced a sum of Rs. 15 million to Mrs. Rajani Jain, the wife of Mr. Tarun Jain, pursuant to an agreement for her to assist us in locating some prime properties for use. The agreement required that the advance be refunded to us if no property suitable to our requirements was located. The advance was refunded to us in March 2006.
Guarantees — Sterlite, IFL, CMT, TCM and Vedanta Aluminium
     We have provided guarantees on behalf of IFL, CMT, TCM and Vedanta Aluminium. See “Item 5. Operating and Financial Review and Prospects — Guarantees and Put Option.”
Acquisition of Sterlite Energy — Twin Star Infrastructure Limited, Mr. Anil Agarwal, Mr. Dwarka Prasad Agarwal and Sterlite
     We acquired 100% of the outstanding shares of Sterlite Energy on October 3, 2006 from Twin Star Infrastructure Limited,
Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million ($0.1 million), an amount equal to the par value of all of the outstanding shares of Sterlite Energy. The terms of the acquisition were negotiated on an arm’s length basis and were reviewed and approved by our board of directors, with the interested directors, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, abstaining from the vote.

Issuance of Debentures by Sterlite Energy — Sterlite and Sterlite Energy
     In fiscal 2007, Sterlite Energy issued to us 586 million zero per cent optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 5,860 million ($146.4 million). The debentures are convertible in full or in part into equity shares at a mutually agreed premium at any time prior to the redemption date of the debentures. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On November 5, 2007, we exercised our option to convert all the debentures into 586 million equity shares of Sterlite Energy.
Payable to Monte Cello Corporation NV — Monte Cello Corporation NV and CMT
     Under the terms of the acquisition of CMT by Monte Cello in 1999, a loan in principal amount of AUD 105.9 million payable to Citibank, N.A. was assigned to Monte Cello Corporation NV, or MCNV. We acquired Monte Cello from Twin Star in 2000, and with it CMT and its loan payable to MCNV, a wholly-owned subsidiary of Twin Star. The terms of the loan were renegotiated by CMT and Citibank, N.A. immediately before it was assigned to MCNV. The loan is interest free and is subordinated to all other of CMT’s secured creditors. Repayments under the loan are made only if CMT has surplus cash, defined as residual cash following the payment of secured creditors. As of March 31, 2008, the total amount payable by CMT to MCNV under this loan was Rs. 3,607 million ($90.1 million).
Conflicts of Interest and Allocations of Business Opportunities
     From time to time, conflicts of interest have in the past and will in the future arise between us and our affiliates, including our controlling shareholder, Vedanta, and other companies controlled by Vedanta, our directors and our executive officers. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Relationship with Vedanta.” With respect to transactions between us and our affiliates, directors and executive officers that involve conflicts of interests, we have in the past undertaken and will continue in the future to undertake such transactions in compliance with the rules for interested or related party transactions of the LSE on which Vedanta is listed, the NYSE on which our ADSs are listed and the NSE and BSE.
     The rules applicable to LSE listed companies, which would apply to transactions between us and the controlling shareholders of Vedanta, namely Volcan and the Agarwal family, require that the details of a related party transaction be notified to a regulatory information service and disclosed to the FSA as soon as possible after the terms of the transaction are agreed upon. There is also a requirement that a circular containing information about the related party transaction be sent to all shareholders and that their approval of the related party transaction be obtained either before the transaction is entered into or, if the transaction is conditional on shareholder approval, before the transaction is completed. The related party and its associates must be excluded from voting on the related party transactions. The requirement of shareholder approval does not apply to transactions where the gross assets of the transaction as a percentage of the gross assets of the listed company, the profits attributable to the assets of the transaction as a percentage of the profits of the listed company, the consideration for the transaction as a percentage of the aggregate market value of all the ordinary shares (excluding treasury shares) of the listed company and the gross capital of the company or business being acquired as a percentage of the gross capital of the listed company, does not exceed 5%. However, the listed company must, before entering into the related party transaction, inform the FSA of the details of the proposed related party transaction, provide the FSA with a written confirmation from an independent adviser acceptable to the FSA that the terms of the proposed related party transaction with the related party are fair and reasonable as far as the shareholders of the listed company are concerned and undertake in writing to the FSA to include details of the related party transaction in the listed company’s next published annual accounts, including, if relevant, the identity of the related party, the value of the consideration for the transaction or arrangement and all other relevant circumstances. Related party transactions where all the above percentage ratios are 0.25% or less have no requirements under the rules applicable to LSE listed companies. Where several separate transactions occur between a company and the same related party during a 12-month period, the transactions must be aggregated for the purpose of applying the percentage ratio tests.
     As part of our listing with the NYSE, we will be required to confirm to the NYSE that we will appropriately review and oversee related party transactions on an on-going basis. These related party transactions include transactions between us and our controlling shareholder, Vedanta, and its affiliates. The NYSE reviews the proxy statements and other public filings of its listed companies as to related party transactions. Under the rules of the NYSE, we will also be required to have an independent audit committee comprised of a majority of independent directors within 90 days of listing and comprised entirely of independent directors within one year of listing. Following the ADS offering in June 2007, we currently have an independent audit committee comprised entirely of independent directors. One of the functions of the independent audit committee is to review any related party transactions by us or any of our subsidiaries or affiliates. In addition, under the rules of the NYSE, we would be required to obtain shareholder approval for any issuance of our equity shares, or securities convertible into or exercisable for our equity shares, to any related party, except that such approval would not be required for sales of our equity shares to our controlling shareholder or its affiliates in an amount not to exceed 5% of the number of our equity shares outstanding prior to such issuance and at a price equal to or greater than the higher of the book or market value of our equity shares.
     Under the listing agreements we have entered into with the NSE and BSE, we are required to ensure that our disclosures in relation to material and significant related party transactions in our annual reports are in compliance with Indian GAAP. Specifically, we are required to place before the audit committee and publish in our annual reports a statement in summary form of the related party transactions entered into by us during the previous fiscal year, providing details of whether such transactions were undertaken in the ordinary course of business and details of material individual transactions with related parties or others which were not on an arm’s length basis, together with our management’s justification for such transactions. Under the listing agreements, our audit committee is required to review and discuss with the management the disclosures of any related party transactions, as defined under Indian GAAP, in our annual financial statements.
     We also have used and will continue to use independent appraisers in appropriate circumstances to help determine the terms of related party transactions. We have had and will continue to have an audit committee comprised entirely of independent directors which is responsible for reviewing any related-party transaction by us or any of our subsidiaries or affiliates.
     We are continually seeking to identify and pursue business opportunities. However, Vedanta, as our controlling shareholder, has and after the ADS offering will continue to have, the power to determine in its sole discretion what corporate opportunities we may pursue and whether to pursue a corporate opportunity itself or through one of its other subsidiaries, which may benefit such companies instead of us and which could be detrimental to our interests. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Relationship with Vedanta — Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.” Vedanta has in the past allocated and expects in the future to allocate corporate opportunities among itself and its various subsidiaries based on a number of factors, including the nature of the opportunity, the availability of funds at the relevant subsidiary to pursue the opportunity and which subsidiary it believes can most successfully take advantage of the opportunity.
C. Interest of Experts and Counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     Please see Item 18 for a list of the financial statements filed as part of this annual report.
Legal Proceedings
     Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position. See note 20 to our consolidated financial statements included elsewhere in this annual report for more information.
We have commenced proceedings against the Government of India which has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
     Certain proceedings are ongoing before the High Court of Delhi with respect to our exercise of our call option to acquire the remaining shares of BALCO held by the Government of India. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”

A public interest litigation proceeding has been filed to challenge the validity of the divestment of HZL’s shares by the Government of India and is currently pending adjudication by the Supreme Court of India.
     A public interest litigation has been filed before the High Court of Rajasthan in Jodhpur against the Government of India, HZL, SOVL and others, challenging the sale of shares in HZL by the Government of India. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
Appeal proceedings in the High Court of Bombay brought by SEBI to overrule a decision by the SAT that we have not violated regulations prohibiting fraudulent and unfair trading practices.
     In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had directly or indirectly engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. In addition, SEBI has initiated criminal proceedings against us, our Non-Executive Chairman, Mr. Anil Agarwal, our Director, Mr. Tarun Jain, and the Chief Financial Officer of MALCO at the time of the alleged price manipulation, which proceedings have been stayed by the High Court of Bombay pending final arguments. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Appeal proceedings in the High Court of Bombay have been brought by SEBI to overrule a decision by the SAT that we have not violated regulations prohibiting fraudulent and unfair trading practices.”
We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant.
     We are defendants in a number of writ petitions filed before the High Court of Madras by the National Trust for Clean Environment and certain private citizens in relation to the operations of our smelter at Tuticorin in the State of Tamil Nadu, India. These writ petitions allege that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air, water and hazardous waste pollution resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin. The petitioners are seeking an order from the High Court of Madras for discontinuation of our current operations at Tuticorin and revocation of the environmental permits granted to us by the Tamil Nadu Pollution Control Board, or TNPCB, and the MoEF in relation to our Tuticorin smelter plant.
     Further, following an inspection of our Tuticorin unit on September 12, 2005, the TNPCB issued three show cause notices alleging violations of air, water and hazardous waste pollution standards at the Tuticorin plant. These notices alleged that we have failed to meet the conditions set out in the environmental consents granted for our operations, including the failure to implement purifying and monitoring systems, limit the size of certain disposal facilities and maintain sufficient storage and waste disposal facilities. The show cause notices require us to show cause as to why an order of closure of the Tuticorin plant should not be passed against us and why penal action under the relevant environmental legislations should not be taken. We have responded to the notices by contesting these allegations on the grounds that all the necessary conditions of the consent letters had been complied with. The TNPCB has to date not responded.
     If the TNPCB rejects our responses, the TNPCB may initiate penal action against us, which could lead to imposition of fines, initiation of criminal proceedings against those directly in charge of and responsible for the conduct of our business, stoppage of water, electricity or other services to Tuticorin or order closure of the plant. Further, if the orders of the TNPCB are not complied with, the TNPCB is authorized to initiate eviction processes.
Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.
     In 2004, a writ petition was filed against us, Vedanta Aluminium, the State of Orissa, the Republic of India, OMC, the OIDC, and others by a private individual before the High Court of Orissa. The petition alleges that the proposed grant of the mining lease by the OMC to Vedanta Aluminium and us to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Forest (Conservation) Act, 1980, or the Forest Act. The petition further alleges that the felling of trees and construction of the alumina refinery by us and Vedanta Aluminium and the development of the mine is in violation of the Forest Act and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa by the OMC to Vedanta Aluminium and us, to declare the memorandum of understanding entered into between the OMC and Vedanta Aluminium void, a court direction for the immediate cessation of construction of the alumina refinery by Vedanta Aluminium and an unspecified amount of compensation from us and Vedanta Aluminium for damage caused to the environment. The court has not yet admitted this matter for hearing.
     Certain non-governmental organizations and individuals filed interlocutory applications in 2004 alleging violations of forest conservation laws by Vedanta Aluminium’s refinery project at Lanjigarh and the related mining operations in the Niyamgiri Hills. These interlocutory applications were filed in an environment-related public interest litigation brought before the Supreme Court of India. A Central Empowered Committee, or CEC, set up by the Supreme Court of India, issued a report dated September 21, 2005 which expressed the view that the MoEF should not have permitted the alumina refinery project to commence construction before undertaking an in-depth study about the ecological effects of the proposed bauxite mine on the ecology surrounding the Niyamgiri Hills and that the project would result in the displacement of indigenous tribals. The CEC further stated that Vedanta Aluminium was in violation of certain environmental clearances granted by the MoEF to Vedanta Aluminium for the construction of the alumina refinery and recommended that the Supreme Court of India revoke such clearances and prohibit further work on the project. The Supreme Court of India directed that an in-depth report be prepared on the matter by the MoEF.
     The Supreme Court, after obtaining a detailed a report on the impact of flora, fauna and tribal habitation due to bauxite mining from the MoEF and the State of Orissa, passed an order in November 2007, rejecting Vedanta Aluminium’s application to commence operations. The order of the Supreme Court provided that if the State of Orissa, OMC and we jointly agree to the rehabilitation package proposed by the court, and we notify the court that we are agreeable to the package, the court may consider granting clearance to the project. All parties have filed affidavits confirming their commitment to the rehabilitation package. The petition is listed to be heard on July 18, 2008.
     While the development of the mines has been the subject of these disputes, Vedanta Aluminium has continued construction of its alumina refinery, commissioning of which began in March 2007. Vedanta Aluminium has not yet received mining approvals for the mines in the Niyamgiri Hills. The alumina refinery is located adjacent to the mines as it was contemplated that it would source bauxite from the mines. The environmental clearance granted by the MoEF in respect of the alumina refinery specifies that Vedanta Aluminium must obtain approval for the sourcing of bauxite from the linked mines in the Niyamgiri Hills before commencing commercial operations at the alumina refinery. As the alumina refinery is nearing completion and bauxite remains unavailable from the mines due to the ongoing legal proceedings, Vedanta Aluminium has sought and obtained the approval of the MoEF to source up to one million tons of bauxite from third parties for trial runs and other purposes. However, an adverse outcome of the legal proceedings before the High Court of Orissa and the Supreme Court of India or the failure to obtain regulatory approvals may delay or prevent Vedanta Aluminium from obtaining additional bauxite for its alumina refinery, operating the mines in a timely manner, or at all, or commencing commercial operations at the refinery and source bauxite from third parties in a timely manner, or at all. Any of these events may have a material adverse effect on Vedanta Aluminium’s business, results of operations, financial condition and prospects and, in turn, on us as a result of our equity ownership interest in Vedanta Aluminium.
     We and Vedanta Aluminium have entered into separate leases with the OIDC which specify that we and Vedanta Aluminium are required to start construction at the sites that are the subject of the leases within a stipulated time period and to subsequently install plant and machinery and begin commercial production within a specified period from the date of taking possession of the premises. As a result of the pending litigation with respect to the Lanjigarh facility, Vedanta Aluminium has not been in compliance with the conditions of the leases. We and Vedanta Aluminium have not received any notice from the OIDC with respect to such non-compliance. Vedanta Aluminium applied to the OIDC for an extension of the terms of the leases on August 25, 2006 and is awaiting a response.
BALCO is involved in various litigations in relation to the alleged encroachment of land on which the Korba facility is situated and the State Government of Chhattisgarh has issued notices to BALCO alleging that BALCO had encroached on state-owned land.
     BALCO has occupied certain land on which the Korba facility is situated since its establishment, which is the subject matter of a dispute for alleged encroachment by BALCO on government-owned land, among others.
     BALCO petitioned the High Court of Chhattisgarh in 1996 to direct the State Government of Chhattisgarh to execute a lease deed in respect of this land in BALCO’s favor. The High Court of Chhattisgarh passed an interim order in 2004 directing that the State Government of Chhattisgarh take no action against BALCO.
     In 2005, in response to several show cause notices issued against BALCO alleging encroachment of government land, BALCO filed an amendment petition with the High Court of Chhattisgarh seeking to quash these show cause notices. The High Court of

Chhattisgarh directed that the status quo be maintained and that BALCO should not engage in any deforestation activities on the land until the next hearing date, which has not yet been determined. By clarificatory order dated July 2, 2007, the High Court of Chhattisgarh directed that BALCO may continue construction and engage in deforestation activities after receipt of the requisite environmental approvals. The petition has been adjourned until the disposal of the public interest writ petition filed by Sarthak before the Supreme Court.
     BALCO has no formal lease deed in relation to this land. If this matter is decided in favor of the State Government of Chhattisgarh, we may be evicted from the land on which our Korba facility is situated, which would have a material adverse effect on our aluminum business.
     A public interest writ petition has also been filed by an organization known as “Sarthak” before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba facility is situated. It alleges that the land is classified as forest land and belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. The Supreme Court of India has directed the petition to be listed before the Forest Bench of the Supreme Court of India. The Forest Bench has directed the CEC to submit a report on the petition. The CEC submitted a report on the petition to the Supreme Court of India on October 17, 2007, recommending that BALCO be directed to seek ex-post facto approval under the Forest Act for the allotment and non forestry use of the land in possession. The matter is listed to be heard on July 29, 2008.
BALCO is involved in an arbitration in relation to a power purchase agreement with the Chhattisgarh State Electricity Board and has initiated arbitration proceedings against Chhattisgarh State ElectricityBoard.
     BALCO had entered into a power purchase agreement dated May 25, 2006 with the CSEB for the sale of electricity by BALCO to CSEB. CSEB had on November 14, 2006 issued a letter stating that it had overpaid BALCO a sum of Rs. 529 million ($13.2 million) due to the quantum of load factor pursuant to which payment had been made having been incorrectly calculated, and that the definition that should have been applied is as provided in the Chhattisgarh Electricity Supply Code. BALCO in its reply dated November 25, 2006 had contested such position and stated that as no fixed quantum of electricity was to be supplied, the definition as laid down in the Chhattisgarh Electricity Supply Code should not be applicable, and further that such definition would be applicable only in those instances where the supply of electricity is between the consumer and the distribution licensee. Subsequently, on August 2, 2007, BALCO filed an arbitration petition against the CSEB reiterating its position and further stating that the power purchase agreement was entered into between the parties on the basis of the stipulations of the Chhattisgarh State Electricity Regulatory Commission. The matter is currently pending.
Demands against HZL by Department of Mines and Geology.
     The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($83.5 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs. 48 million ($1.2 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and obtained a stay in respect of these demands in October and November 2006. The next hearing date is on August 13, 2008.
     Additionally, a writ petition was filed by HZL in October 2006 against the State Government of Rajasthan and the Union of India through the Department of Mines and Geology and others before the High Court of Rajasthan at Jodhpur with regards to a demand notice dated October 20, 2006 issued by the Mining Engineer of Rajasthan to HZL. As per the terms of the notice, the Department of Mines and Geology stated that the mining lease granted to HZL was for the extraction of zinc and lead but that HZL was also extracting cadium and silver and was thus in violation of the terms of the lease for the Rampura Agucha mine. The Department of Mines and Geology has claimed Rs. 2,435.88 million ($60.9 million) as the price to be recovered from HZL for the extraction of cadium and silver. HZL asserted in its writ petition that the lease was granted for lead, zinc and associated minerals and that cadium and silver are associated minerals. Further, it has stated that the contested minerals are found alongside lead and silver in an inseparable form and cannot be extracted separately. It has also submitted that it has been paying the royalty on cadium and silver, which has been duly accepted by the Department of Mines and Geology without objection. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The matter is currently pending.
Certain of our subsidiaries have been named in legal actions by third party claimants and by Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties.
     Certain of our subsidiaries have been named as parties to legal actions where the claims primarily relate to either the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. The total claims on account of the disputes with sales tax, excise and related tax authorities is Rs. 4,177 million ($104.4 million), of which Rs. 703 million ($17.6 million) has been recorded as current liabilities as of March 31, 2008. The claims by third party claimants amounted to Rs. 5,051 million ($126.2 million) as of March 31, 2008. We have not recorded any of these claims as current liabilities.
Dividend Policy
     Under Indian law, a company declares dividends (including interim dividends) upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors, though such action is subject to subsequent sanction by the shareholders at the annual general meeting held within six months from the end of the fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors.
     Under Indian law, a company is allowed to pay dividends (including interim dividends), in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. We make such transfers for any dividends we pay to general reserves.
     If profits for that year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits on the following conditions:
•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of our paid-up share capital, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of our paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of our paid-up share capital.
     Dividends (including interim dividends) must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. We must transfer any money which remains unpaid or unclaimed for seven years from the date of such transfer to the Investor Education and Protection Fund established by the Government of India.
     The tax rates imposed on us in respect of dividends paid in prior periods have varied. Currently, the effective tax rate on dividends is 17.0%, which is a direct tax paid by us. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above.
     Future dividends will depend on our revenue, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. Cash dividends in respect of the equity shares represented by your ADSs will be paid to the depositary in Indian Rupees and, except as otherwise described under the deposit agreement governing the issuance of our ADSs, will be converted by the depositary into dollars. The depositary will distribute these proceeds to you. The equity shares represented by ADSs will rank equally with all other equity shares in respect of dividends. ADS holders will bear all of the currency exchange rate risk of the conversion of any dividends from Indian Rupees to dollars, and a decline in the value of the Indian Rupee as compared to the dollar would reduce the dollar value of any dividends we pay that are received by ADS holders.
B. Significant Changes
     There has been no significant subsequent event following the close of the last financial year up to the date of this annual report that are known to us and require disclosure in this annual report for which disclosure was not made in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
     Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on June 20, 2007 at an initial offering price of $13.44 per ADS. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a deposit agreement. As of March 31, 2008, 708,494,411 of our equity shares were outstanding (including the 111,266,066 equity shares underlying our 111,266,066 ADSs outstanding as of such date). All our equity shares are registered shares.
     Our outstanding equity shares are currently listed and traded on the NSE and BSE. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Investments in Indian Companies and International Operations Generally.” Our equity shares were previously listed on the Calcutta Stock Exchange Association Limited and were voluntarily delisted on May 9, 2008.
     The following table shows:
•	the reported high and low trading prices for our ADSs on the NYSE;

•	the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented; and

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE, all as adjusted to reflect the five-for-two stock split on May 5, 2006.

			Average			Average NSE			Average
			NYSE Daily			Daily Equity			BSE Daily
			ADS	NSE Price		Share	BSE Price		Equity Share
	NYSE Price Per ADS		Trading	Per Equity Share		Trading	Per Equity Share		Trading
Fiscal Year	High	Low	Volume	High	Low	Volume	High	Low	Volume
2004	$—	$—	—	$—	$—	—	$15.02	$1.43	57,890
2005	—	—	—	7.45	3.48	27,633	7.44	3.06	32,489
2006	—	—	—	15.90	5.00	91,999	15.91	5.14	46,686
2007	—	—	—	27.28	5.96	1,936,458	27.38	6.00	744,241
2008(1)	28.97	11.12	1,799,135	28.73	10.38	1,443,249	28.49	10.37	346,732

Quarters
2007
1st Quarter	—	—	—	25.64	5.60	2,480,277	25.72	5.63	965,776
2nd Quarter	—	—	—	10.50	7.21	2,905,384	10.45	7.20	1,191,073
3rd Quarter	—	—	—	13.48	9.84	1,393,084	13.49	9.84	494,472
4th Quarter	—	—	—	13.09	9.56	893,414	13.34	9.90	293,102
2008
1st Quarter	15.14	14.00	3,651,575	15.18	10.23	1,013,206	15.09	10.23	344,546

			Average			Average NSE			Average
			NYSE Daily			Daily Equity			BSE Daily
			ADS	NSE Price		Share	BSE Price		Equity Share
	NYSE Price Per ADS		Trading	Per Equity Share		Trading	Per Equity Share		Trading
Fiscal Year	High	Low	Volume	High	Low	Volume	High	Low	Volume
2nd Quarter	19.00	11.12	1,499,510	19.67	12.65	864,362	19.72	12.65	228,233
3rd Quarter	28.97	18.03	2,299,630	29.18	18.37	2,465,796	28.93	18.31	506,146
4th Quarter	27.05	16.31	1,340,533	27.05	13.87	1,431,814	27.11	14.00	309,257
2009
1st Quarter(2)	23.00	16.18	870,735	23.16	16.16	1,114,536	22.33	16.18	234,079

Last Six Months
December 2007	28.97	23.33	1,239,205	29.18	23.65	1,770,655	28.93	23.70	333,272
January 2008	27.05	16.80	1,638,881	27.53	14.12	1,688,139	27.60	14.25	318,078
February 2008	22.00	17.95	1,205,165	22.00	17.02	1,182,550	21.90	16.90	220,657
March 2008	20.20	16.31	1,162,635	20.84	16.42	1,395,106	20.83	16.42	401,351
April 2008	22.06	17.77	690,189	22.55	17.39	997,553	22.49	17.38	214,145
May 2008	23.00	19.51	773,512	23.49	19.08	1,261,493	22.65	18.98	235,246
June 2008(2)	21.96	16.18	1,224,481	22.33	16.18	1,079,273	22.33	16.18	256,157

Note:

(1)	From June 20, 2007.

(2)	Through June 24, 2008.
B. Plan of Distribution
     Not applicable
C. Markets
     Our ADSs are listed on the NYSE under the symbol “SLT”.
D. Selling Shareholders
     Not applicable
E. Dilution
     Not applicable
F. Expenses of the Issue
     Not applicable
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable
B. Memorandum and Articles of Association
General
     We were incorporated in Kolkata, the State of West Bengal, India, as a public company on September 8, 1975 as “Rainbow Investments Limited.” Our name was subsequently changed to “Sterlite Cables Limited” on October 19, 1976 and finally to “Sterlite Industries (India) Limited” on February 28, 1986. Our registration number is L65990TN1975PLCO62634. Our registered office is presently situated in the State of Tamil Nadu at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India.

     Our register of members is maintained at our registered office.
     Our activities are regulated by our Memorandum and Articles of Association. Our current Memorandum and Articles of Association were recently amended by a special resolution of our shareholders passed in December 2007. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Indian Companies Act, the SCRA and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCR Rules.
     Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in. Our objects are set out at clause 3 of our Memorandum of Association.
Share Capital
     Our authorized share capital is Rs. 1,850 million, divided into 925 million equity shares of par value Rs. 2 per equity share. As of March 31, 2008, our issued share capital was Rs. 1,417.0 million, divided into 708,494,411 equity shares of par value Rs. 2 per equity share.
     Our issued equity shares previously included equity shares underlying global depositary receipts issued pursuant to a deposit agreement, dated December 22, 1993, between us and the depositary, Bankers Trust Company (which was subsequently acquired by Deutsche Bank A.G.). However, on June 18, 2007, we gave notice of our exercise of our unilateral right to terminate the deposit agreement upon 90 days notice, following which, during the period from the giving of notice until termination, holders of the global depositary shares were able to withdraw the underlying equity shares and obtain delivery of all other property held by the depositary in respect of those equity shares. On October 12, 2007, the depositary sold all remaining securities held on deposit and delivered the net proceeds of the sale, together with any other cash held by it under the deposit agreement, pro rata to the holders of the global depositary shares that have not been previously surrendered.
Changes in Capital or our Memorandum of Association and Articles of Association
     Subject to the Indian Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting or through postal ballot:
•	increase our authorized or paid up share capital;

•	consolidate all or any part of our shares into a smaller number of shares each with a larger par value;

•	split all or any part of our shares into a larger number of shares each with a smaller par value;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum of Association or Articles of Association.
Directors
     Under our Articles of Association, a director is not required to hold any qualification shares. There is no age limit requirement for the retirement of the directors.
     Any director who is in directly or indirectly interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by us or on our behalf is required to disclose the nature of his interest at a meeting of the board of directors and such interested director shall not participate in any discussion of, or vote on, any contract, arrangement or proposal in which he is interested. In addition, we are prohibited from making loans, directly or indirectly, or provide any guarantee or security, directly or indirectly, in connection with any loans made by a third party, to our directors without the prior approval of the Central Government.

General Meetings of Shareholders
     There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within six months of the end of each financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10% of our paid-up capital. A notice in writing to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice is received from all shareholders entitled to vote at the annual general meeting or, in the case of an extraordinary general meeting, from shareholders holding not less than 95% of our paid-up capital. General meetings are generally held at our registered office. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Five persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, will constitute a quorum.
     The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Indian Companies Act, including the following:
•	the consideration of our annual financial statements and report of our directors and auditors;

•	the election of directors;

•	the appointment of auditors and the fixing of their remuneration;

•	the authorization of dividends; and

•	the transaction of any other business of which notice has been given.
     Under the provisions of the Indian Companies Act and the guidelines issued thereunder, certain resolutions such as those relating to, inter alia, amendments to the objects clause of our Memorandum of Association, issuance of shares with differential voting rights, sale of the whole or substantially the whole of the undertaking, buy-back of shares and to approve the giving of loans or guarantee in excess of the limits prescribed under the Indian Companies Act and the guidelines issued thereunder are required to be voted on only pursuant to a postal ballot. A postal ballot consists of a notice sent to shareholders along with a draft resolution explaining the reasons therefore, requesting them to vote for or against the proposed resolution through postal or electronic means rather than a physical meeting of shareholders and send their vote within a period of 30 days from the date of posting.
Division of Shares
     The Indian Companies Act provides that a company may sub-divide its share capital if its Articles of Association authorize the company to do so by adopting an ordinary resolution in its general meeting.
     Our Articles of Association allow us in a general meeting to alter our Memorandum of Association and subdivide all or any of our equity shares into a larger number of shares with a smaller par value than originally fixed by the Memorandum of Association.
Voting Rights
     Subject to any special terms as to voting on which any shares may have been issued, every shareholder entitled to vote who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is the holder. In the case of joint holders, only one of them may vote and in the absence of election as to who is to vote, the vote of the senior of the joint holders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names appear in the register of members.
     Voting is by show of hands unless a poll is ordered by the chairman of the meeting, who is generally the chairman of our board of directors but may be another director or other person selected by our board or the shareholders present at the meeting in the absence of the chairman, or demanded by a shareholder or shareholders holding at least 10% of the voting rights or holding paid-up capital of at least Rs. 50,000 (i.e. 25,000 shares of Rs. 2 each). Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our board of directors, has the right to cast a tie-breaking vote. The voting rights of holders of ADSs are subject to the terms of the deposit agreement.
     A shareholder may appoint any person (whether or not a shareholder) to act as his proxy at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. The instrument appointing a proxy must be delivered to our registered office at least 48 hours prior to the meeting or in case of a poll, not less than 24 hours before the time appointed for taking of the poll. Our Articles of Association permit a proxy to vote both on a show of hands as well as a poll. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as his proxy. A proxy does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and he has the same rights as the shareholder by which he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.
     Subject to the Articles of Association and the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, as amended, the Indian Companies Act allows a public company to issue shares with different rights as to dividend, voting or otherwise, provided that it has distributable profits as specified under the Indian Companies Act for a period of three financial years and has filed its annual accounts and annual returns for the immediately preceding three years.
Quorum
     Our Articles of Association provide that a quorum for a general meeting is at least five shareholders entitled to vote and present in person.
Shareholder Resolutions
     An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or by proxy at a general meeting.
     A special resolution requires the affirmative vote of not less than three-fourths of our shareholders entitled to vote in person or by proxy at a general meeting. The Indian Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, reduction of share capital, approval of variation of rights of special classes of shares and dissolution of the company require a special resolution.
Dividends
     Under the Indian Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare interim dividends that do not need to be approved by the shareholders. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends are generally declared as a percentage of par value and distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Indian Companies Act provides that shares of a company of the same class must receive equal dividend treatment.
     These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of five days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to a scheduled bank must be transferred to the Investor Education and Protection Fund established by the Government of India and following such transfer, no claim shall lie against the Company or the Investor Education and Protection Fund. Under the

Indian Companies Act, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years, after providing for depreciation in a manner provided for in the Indian Companies Act.
     Under the Indian Companies Act, we are only allowed to pay dividends in excess of 10% of our paid-up capital in respect of any fiscal year from our profits for that year after we have transferred to our reserves a percentage of our profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year in accordance with the Companies (Transfer of Profits to Reserves) Rules, 1975. The Indian Companies Act and the Companies (Declaration of Dividend out of Reserves) Rules, 1975 provide that if profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from our accumulated profits transferred by us to our reserves, subject to the following conditions:
•	the rate of dividend to be declared shall not exceed the lesser of 10% of our paid-up capital or the average of the rates at which dividends were declared in the five years immediately preceding that year;

•	the total amount to be drawn from the accumulated profits may not exceed 10% of the sum of our paid-up capital and free reserves and any amount so drawn shall first be used to set off any losses incurred in that financial year; and

•	the balance of our reserves following such withdrawal shall not fall below 15% of our paid-up capital.
Distribution of Assets on a Winding-up
     In accordance with the Indian Companies Act, all surplus assets remaining after payments are made to employees, statutory creditors, tax and revenue authorities, secured and unsecured creditors and the holders of any preference shares (though not in that order), shall be distributed among our equity shareholders in proportion to the amount paid up or credited as paid-up on such shares at the commencement of the winding-up.
Transfer of Shares
     Under the Indian Companies Act, the shares of a public company are freely transferable, unless such a transfer contravenes the regulations issued by SEBI or the Sick Industrial Companies (Special Provisions) Act, 1985, as amended, or the SICA. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of members.
     In the case of shares held in physical form, we will register any transfers of equity shares in the register of members upon lodgment of the duly completed share transfer form, the relevant share certificate, or if there is no certificate, the letter of allotment, in respect of shares to be transferred together with duly stamped share transfer forms. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its register as the beneficial owner of the shares. In turn, we then enter the name of the depository in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits and is subject to the liabilities attached to the shares held by the depository on his or her or its behalf.
     Equity shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system.
     SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant.
     The depository transfers equity shares by entering the name of the purchaser in its books as the beneficial owner of the equity shares. In turn, we will enter the name of the depository in our records as the registered owner of the equity shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the equity shares that are held by the depository. The register and index of beneficial owners maintained by our depository is deemed to be a register and index of our members and debenture holders under the Depositories Act, 1996. Transfers of beneficial ownership held through a depository are exempt from stamp duty. For this purpose, we have entered into an agreement for depository services with the National Securities Depository Limited and the Central Depository Services India Limited.

     The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.
     Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board of directors in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the listing agreements with the NSE and BSE on which our equity shares are listed, in the event we have not effected the transfer of shares within one month or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.
     If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board, or the Tribunal, seeking to register the transfer of equity shares. The Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention.
     In addition, the Indian Companies Act provides that the Tribunal may direct a rectification of the register of members for a transfer of equity shares which is in contravention of SEBI regulations or the SICA or any similar law, upon an application by the company, a participant, a depository incorporated in India, an investor or SEBI.
Disclosure of Ownership Interest
     Section 187C of the Indian Companies Act requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made.
     Any investor who fails to comply with these requirements may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Additionally, if the company fails to comply with the provisions of Section 187C, then the company and every defaulting officer may be liable for a fine of up to Rs. 100 for each day the default continues.
Alteration of Shareholder Rights
     Under the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Department of Company Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class by a special resolution passed at a general meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.
Share Register and Record Dates
     We maintain our register of members at our registered office and all transfers of shares should be notified to us at such address. Our register of members is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee not exceeding Rs. 150.
     The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of members and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive, except as permitted by law.

     To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately ten to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the listing agreements with each of the stock exchanges on which our equity shares are listed, we may, upon giving at least 15 days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.
Annual Report
     At least 21 days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly and semi-annual unaudited results within 30 days after the end of each accounting quarter. In respect of results for the fourth quarter of that financial year, we can opt to publish audited results for the entire year within three months, and thus will not be required to publish unaudited results for the last quarter within 30 days. We are also required to send copies of our annual report to the NSE and BSE and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where our registered office is situated. We are also required under the Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account.
     Under the Indian Companies Act, we must file with the Registrar of Companies our balance sheet and profit and loss account within 30 days of the date on which the balance sheet and profit and loss account were laid before the annual general meeting and our annual return within 60 days of the conclusion of that meeting.
Borrowing Powers
     Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of a majority of the shareholders in a general meeting, provided that, the aggregate of the monies to be borrowed and the principal amount outstanding in respect of monies raised, borrowed or secured by us does not exceed the aggregate of our paid up share capital plus free reserves.
Issue of Equity Shares and Pre-emptive Rights
     Subject to the provisions of the Indian Companies Act and our Articles of Association and to any special rights attaching to any of our equity shares, we may increase our share capital by the allotment or issue of new equity shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as we may from time to time determine by special resolution. We may issue equity shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. We cannot issue equity shares at a discount.
     Under the Indian Companies Act, new equity shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their equity shares on the record date. The offer shall be made by written notice specifying:
•	the right, exercisable by the shareholders of record, to renounce the equity shares offered in favor of any other person;

•	the number of equity shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer. If the offer is not accepted, it is deemed to have been declined.
     The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to him in favor of any other person. Our board of directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles of Association. Holders of ADSs may not be able to participate in any such offer.

     However, under the provisions of the Indian Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution or by an ordinary resolution with the Government’s permission.
Capitalization of Profits and Reserves
     Our Articles of Association allow our directors, with the approval of our shareholders by an ordinary resolution, to capitalize any part of the amount standing to the credit of our reserve accounts or to the credit of our profit and loss account or otherwise available for distribution. Any sum which is capitalized shall be appropriated among our shareholders in the same proportion as if such sum had been distributed by way of dividend. This sum shall not be paid out in cash and shall be applied in the following manner:
•	paying up any amount remaining unpaid on the shares held by our shareholders; or

•	issuing to our shareholders, fully paid bonus equity shares (issued either at par or a premium).
     Any issue of bonus equity shares would be subject to the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, or SEBI Guidelines, which provide that:
•	no company shall, pending the conversion of convertible securities, issue any bonus equity shares unless a similar benefit is extended to the holders of such convertible securities through a reservation of equity shares in proportion to such conversion;

•	the bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only;

•	bonus equity shares cannot be issued unless all the partly paid up equity shares have been fully paid-up;

•	the company has not defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures;

•	a declaration of bonus equity shares in lieu of dividend cannot be made;

•	the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus; and

•	the bonus issue must be implemented within six months from the date of approval by the board of directors.
Purchase of Own Equity Shares
     A company may reduce its capital in accordance with the Indian Companies Act and the regulations issued by SEBI by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:
•	the buy-back must be authorized by the company’s Articles of Association;

•	a special resolution authorizing the buy-back must be passed in a general meeting;

•	the buy-back is limited to 25% of the company’s total paid up capital and free reserves;

•	the ratio of debt owed is not more than twice the capital and free reserves after such buy-back; and

•	the buy-back is in accordance with the SEBI (Buy-Back of Securities) Regulation, 1998.
     The first two conditions mentioned above would not be applicable if the number of equity shares bought back is less than 10% of our total paid up equity capital and free reserves and if such buy-back is authorized by the board of directors, provided that no buy-back shall be made within 365 days from the date of any previous buy-back. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it must be authorized by a special resolution of the company in general meeting. Our Articles of Association permit us to buy-back our equity shares.

     Any equity shares which have been bought back by us must be extinguished within seven days. Further, we will not be permitted to buy-back any securities for a period of one year or to issue new securities for six months except by way of a bonus issue or in discharge of our existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity. A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or in the event of non-compliance with certain other provisions of the Indian Companies Act.
     ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain circumstances.
     There can be no assurance that the equity shares offered by an ADS investor in any buy-back of equity shares by us will be accepted by us. The position regarding regulatory approvals required for ADS holders to participate in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the share buy-back.
Rights of Minority Shareholders
     The Indian Companies Act provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of a company is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10% of the issued shares of that class, who did not vote in favor of a resolution for the variation, have the right to apply to the Tribunal to have the variation cancelled and such variation shall not have any effect unless confirmed by the Tribunal.
     Further, under the Indian Companies Act, shareholders holding not less than 10% of the issued share capital or shareholders representing not less than 10% of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the Tribunal for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:
•	that the company’s affairs are being conducted in a manner prejudicial to public interest or in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; or

•	that a material change has taken place in the management or control of the company, whether by a change in its board of directors or management or in the ownership of the company’s shares and by reason of such change, it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.
Provisions on Squeeze Out of Minority Shareholders
     Under the Indian Companies Act, where an arrangement or contract involving a transfer of shares or any class of shares of a company to another company has been approved by holders holding not less than 90% in value of such class of shares, the transferee company has the right to give notice to any dissenting shareholder, within a specified time and in a prescribed manner, that it desires to acquire its shares.
     Unless the Tribunal, upon an application made by a dissenting shareholder within a month of the aforementioned notice, orders otherwise, the transferee company has the right to acquire the shares of the dissenting shareholder on the same terms as those offered to the other shares to be transferred under the arrangement or contract.
     Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90% in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within three months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the Tribunal (upon an application of either the transferee company or the shareholder) thinks fit to order.
Book-Entry Shares and Liquidity
     Our equity shares are compulsorily traded in book-entry form and are available for trading under both depository systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. As of May 31, 2008, approximately 310,392,014 equity shares representing 43.8% of our total equity capital are held in book-entry form with the depository systems. The International Securities Identification Number (ISIN) for our equity shares is INE 268A01031.
Comparison of Shareholders’ Rights
     We are incorporated under the laws of India. The following discussion summarizes certain material differences between the rights of holders of our equity shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware which result from differences in governing documents and the laws of India and Delaware. The rights of holders of our ADSs differ in certain respects from those of holders of our equity shares.
     This discussion does not purport to be a complete statement of the rights of holders of our equity shares under applicable law in India and our amended and restated Memorandum and Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware Law	Indian Law

Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.
While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one-tenth of the voting share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting, the Government of India may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.
Our Articles of Association specify that five members personally present constitute the quorum required to conduct business at a general meeting, which is consistent with Indian law requirements.

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.
Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 12.

Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders.

There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Delaware Law	Indian Law

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).
Under Indian law, a director of a company, other than a director appointed by the Government of India, may be removed by the affirmative vote of shareholders holding a majority of the voting share capital, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.
The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.

Interested Director Transactions

Under Delaware law, some contracts or transactions in which one or more of a Delaware corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. For an interested director transaction not to be voided, either the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.
Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the Government of India is required to be obtained in the event the paid up share capital of the company is more than Rs. 10 million. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

Delaware Law	Indian Law

Cumulative Voting

Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.
There is no concept of cumulative voting under Indian law.

Shareholder Action Without a Meeting

Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.
There is no concept of shareholder action without a meeting under Indian law.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares entitled to vote thereon.

Delaware law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in Section 203 of the Delaware General Corporation Law. See “— Interested Stockholders” below.
The sale, lease or disposal of all or substantially all of the assets of an Indian company must be approved by the board of directors and shareholders holding a majority of the voting share capital of the company.

Under the Indian Companies Act, the merger of two companies is required to be approved by a court of competent jurisdiction and by a three-fourths majority of each class of shareholders and creditors of the company present and voting at the meetings held to approve the merger.

Delaware Law	Indian Law

Interested Stockholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.
Indian law does not prohibit corporate transactions but does require disclosure of related party transactions in the financial statements of the company.

During the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, describe the nature of the transactions and disclose the volume of the transactions either as an amount or as an appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

Transactions undertaken between a company and a person having a substantial interest in the company would qualify as a related party transaction and would be required to be disclosed under applicable accounting standards. A party is considered to have a substantial interest in a company if that party owns, directly or indirectly, 20% or more of the voting power in the company.

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. A typical certificate of incorporation would also provide that if Delaware law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended. However, these provisions would not be likely to bar claims arising under US federal securities laws.
Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus.

Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “— Indemnification of Directors and Officers.”

Delaware Law	Indian Law

Indemnification of Directors and Officers

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•     acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•     in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be void. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.
There is no concept of appraisal rights under Indian law.

Delaware Law	Indian Law

Shareholder Suits

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation, including for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under established Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In such derivative and class actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
Under the Indian Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the National Company Law Tribunal, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; and (b) that a material change has taken place in the management or control of the company, whether by a change in the board of directors or management or in the ownership of the company’s shares, and by reason of such change it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.
Pursuant to our Articles of Association, our board of directors has the authority to determine whether and to what extent and at what times and places and under what conditions or regulations our books are open to the inspection of the shareholders. Further, no shareholder of the company has the right to inspect any record of the company except as conferred under law or authorized by the board of directors or by the shareholders in a general meeting. The books containing the minutes of the proceedings of any general meetings of the shareholders are required to be kept at the registered office of the company and such materials are to be opened for inspection by any shareholder, without charge, subject to reasonable restrictions which may be imposed by a company’s articles or the general meeting of the shareholders. If an inspection is refused, the company and every officer of the company in default will be punishable with a fine. Under Indian law, the audited financial statements for the relevant financial year, the directors’ report and the auditors’ report are required to be provided to the shareholders before the annual general meeting.

Delaware Law	Indian Law

Amendment of Governing Documents

Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by Delaware law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of Delaware law. Under Delaware law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.
Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding a super majority of the shares of the company.

Distributions and Dividends; Repurchases and Redemptions

Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.
Under Indian law, a company may only pay a dividend in an amount in excess of 10% of its paid up capital out of the profits of that year after it has transferred to the reserves of the company a percentage of its profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year. If the profits for a year are insufficient, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10% of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years and transferred to the reserves may not exceed an amount equivalent to one tenth of the paid-up capital and free reserves and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares; and (iii) the balance of reserves after withdrawals must not be below 15% of paid-up capital. Shareholders have a right to claim a dividend, after such dividend has been declared by the company at a general meeting. Shareholders also have a right to claim the interim dividends, which may be declared only pursuant to a resolution of the company’s board of directors. Dividends may be paid only in cash. Where a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of such dividend, a penalty can be imposed on a director who is knowingly a party to such default.

Delaware Law	Indian Law

A company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected and sanctioned by a High Court. However, pursuant to certain amendments to the Indian Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back), subject to certain conditions including: (a) the buy-back must be authorized by the articles of association of the company; (b) a resolution must be passed by a super majority of the outstanding shares in the general meeting of the company authorizing the buy-back; (c) the buy-back is limited to 25% of the total paid up capital and free reserves; (d) the ratio of debt owed by the company must not be more than twice the capital and free reserves after such buy-back; and (e) the buy-back must be in accordance with the SEBI (Buy-Back of Securities) Regulations, 1998.

Conditions (a) and (b) mentioned above would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company and such buy-back has been authorized by the board of directors of the company. Further, a company buying back its securities is not permitted to buy-back any additional securities for a period of one year after the buy-back or to issue any securities for a period of six months.

A company is also prohibited from purchasing its own shares or specified securities directly or indirectly.
Comparison of Corporate Governance Standards
     The listing of our ADSs on the NYSE and our equity shares on the NSE and BSE cause us to be subject to NYSE listing standards and Indian corporate governance requirements set out in the listing agreements that we have entered into with the NSE and BSE.
     The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to companies incorporated in the United States. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies.
     The corporate governance requirements which apply to us as a listed company on the NSE and BSE are contained in Clause 49 of the listing agreements that we have entered into with the NSE and BSE. Clause 49 has been amended from time to time.

     The following table summarizes certain material differences in the corporate governance standards applicable to us under our listing agreements with the NSE and BSE and the corporate governance standards for a NYSE-listed company, both to a typical US domestic issuer and the requirements that would be different for us as a foreign private issuer.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the NSE and BSE

Director Independence

A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent. Determinations of independence were made by the board.

The non-management directors must meet at regularly scheduled executive sessions without management.

(The NYSE requirements for a board consisting of independent directors and non-management directors meeting at regularly scheduled executive sessions do not apply to us as a foreign private issuer.)
If the Chairman of the board of directors is an executive director, at least 50% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non-executive director, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50% of the board of directors should comprise of independent directors. Clause 49 of the listing agreements define an “independent director” to mean a non-executive director who (i) is receiving director’s remuneration and does not have any other material pecuniary relationship or transaction with the company, its promoters, its directors, its senior management or its holding company or its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to promoters or management at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding three financial years, of the statutory audit firm or the internal audit firm or the legal firm and consulting firm of the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company and (vi) is not a shareholder, owning 2% or more of the voting shares of the company.

There is no comparable requirement under Indian law.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the NSE and BSE

Audit Committee

The audit committee must (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee; (iii) establish procedures for the receipt, retention and treatment of complaints with respect to accounting and auditing issues; (iv) establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters; (v) be authorized to engage independent counsel and other advisers it deems necessary to perform its duties; and (vi) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee that are necessary or appropriate in carrying out its duties.
The listing agreements require that the role of the audit committee should include the following:

•     To oversee the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

•     To recommend to the board of directors the appointment and removal of the external auditor, fix the audit fee and also approve of payment to such auditor for any other services rendered by him.

•     To review with management the annual financial statements before submission to the board of directors, focusing primarily on matters required to be included in the Director’s Responsibility Statement, any changes in accounting policies and practices, any major accounting entries based on exercise of judgment by management, any qualifications in the draft audit report, any significant adjustments arising out of the audit, the going concern assumption, compliance with accounting standards, compliance with stock exchange and legal requirements concerning financial statements and any related party transactions.

• To review with management, the performance of external and internal auditors, and the adequacy of internal control systems.

•     To review the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

• To discuss with internal auditors any significant findings and follow-up thereon.

•     To review the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and report the matter to the board.

• To discuss with external auditors before the audit commences, the nature and scope of the audit as well as to conduct post-audit discussions to ascertain any area of concern.

• To review the company’s quarterly financial statements and management policies.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the NSE and BSE

• To examine the reasons for substantial defaults in payment to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

• To review the functioning of whistle blower mechanism.

• To review the management’s discussion and analysis of financial condition and results of operation.

• To review the statement of significant related party transactions submitted by the management.

• To review the management letters/letters of internal control weaknesses issued by the statutory auditors.

• To review the internal audit reports relating to internal control weaknesses.

• To review the appointment, removal and terms of remuneration of the chief internal auditor.

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Exchange Act.

The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.

Each listed company must have disclosed whether its board of directors has identified an audit committee financial expert (as defined under applicable rules of the Commission) and if not, the reasons why the board has not done so.

The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent auditors.
Clause 49 of the listing agreements require that a qualified and independent audit committee should be set up, which has a minimum of three members. Two-thirds of its members should be independent directors and the chairman of the audit committee should be an independent director.

The listing agreements also require that all members of the audit committee should be financially literate and at least one member should have financial management and accounting expertise.

In addition to the role of the audit committee described above, the audit committee is required to have powers that include the ability to investigate any activity within their terms of reference, seek information from any employee, obtain outside legal or other professional advice and secure attendance of outsiders with relevant expertise if this is considered necessary.

The duties and responsibilities of the audit committee include conducting a review of the independent auditing firm’s annual report describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the NSE and BSE

The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management.

Each listed company must have an internal audit function.	The listing agreements require an Indian listed company to have an internal audit function.

The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management’s response.
Clause 49 of the listing agreements also require that the audit committee should meet at least four times in a year and not more than four months should lapse between two meetings.

The committee must report regularly to the board.

(The NYSE audit committee requirements apply to us as foreign private issuers are not exempt from this requirement.)

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.

The committee must have a written charter that addresses its purpose and responsibilities.
The listing agreements state that a company may set up a remuneration committee, which should be comprised of at least three directors, all of whom shall be non-executive directors and the chairman of the remuneration committee shall be an independent director.

These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.

(The NYSE compensation committee requirements do not apply to us as a foreign private issuer.)

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the NSE and BSE

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	There is no comparable provision under Indian law.

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying individuals qualified to become board members; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

(The NYSE nominating/corporate governance committee requirements do not apply to us as a foreign private issuer.)

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.

(The NYSE requirement for shareholder approval of equity-compensation plans does not apply to us as a foreign private issuer.)
Section 79A of the Indian Companies Act requires that a company may issue equity shares at a discount of a class of shares already issued if such issue is authorized by a special resolution passed by the company in a general meeting.

The SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, also require that a special resolution be passed by the shareholders of a company in a general meeting to approve an employee stock option or stock purchase scheme.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.

(The NYSE requirement that corporate governance guidelines be adopted does not apply to us as a foreign private issuer. However, we must disclose differences between the corporate governance standards to which we are subject and those of the NYSE.)
Corporate governance requirements for listed companies in India are included in Clause 49 of the listing agreements required to be entered into with the NSE and BSE.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the NSE and BSE

Code of Business Conduct and Ethics

All listed companies, United States and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

(The NYSE requirement for a code of business conduct and ethics does not apply to us as a foreign private issuer.)
Clause 49 of the listing agreements require that the board of directors shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel are required to affirm compliance with the code on an annual basis and the company’s annual report must contain a declaration to this effect signed by its chief executive officer.
C. Material Contracts
     The following is a summary of each of our material contracts, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this annual report.
Shared Services Agreement dated December 5, 2003 among STL, Sterlite Gold, Vedanta and Sterlite
     See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”
Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite
     See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”
Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite
     See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”
Agreement dated August 30, 2006 between STL and Sterlite for the sale of Sterlite’s aluminum conductor business
     See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”
Agreements dated October 3, 2006 between Sterlite and Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for the sale of Sterlite Energy
     See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”
Outstanding loans
     See “Item 5. Operating and Financial Review and Prospects — Outstanding Loans.”
Option Agreement dated February 18, 2005 between Sterlite, IFL and ICICI Bank Limited
     On February 18, 2005, we entered into an option agreement with IFL and ICICI Bank Limited pursuant to which, in consideration of the payment of an option fee of Rs. 2 million by ICICI Bank Limited, we granted to ICICI Bank Limited a put option to require us to purchase from ICICI Bank Limited all amounts outstanding, due and payable by IFL to ICICI Bank Limited under a Rs. 1,020 million term loan agreement dated February 8, 2005, as amended, or Rupee Term Loan Agreement, between IFL and ICICI Bank Limited. The option price is an amount equivalent to the amount outstanding under the Rupee Term Loan Agreement on the date of exercise of the put option. ICICI Bank Limited is entitled to exercise the put option upon the occurrence of certain put option events, including any delay or default in the repayment of any amounts or the occurrence of an event of default under the Rupee Term Loan Agreement.
Corporate Guarantee dated February 8, 2005 by Sterlite to ICICI Bank Limited on behalf of IFL
     On February 8, 2005, we granted a guarantee in favor of ICICI Bank Limited and agreed to pay on demand all amounts payable by IFL under the Rupee Term Loan Agreement in the event of any default on the part of IFL to comply with or perform any of the terms, conditions and covenants in the Rupee Term Loan Agreement.
Loan Agreement dated February 4, 2008 between Sterlite and Vedanta Aluminium
     See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”

Memoranda of Understanding dated August 29, 2007 and December 23, 2007, as amended, between Sterlite and Vedanta Aluminium
     See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”
Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA) Inc. and Sterlite Industries (India) Limited
     On May 30, 2008, we entered into an agreement with Asarco, a US based mining, smelting and refining company, for the sale to us of substantially all the operating assets of Asarco for $2.6 billion in cash. See “Item 5. Operating and Financial Review and Prospects –– Recent Developments.”
D. Exchange Controls
General
     The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Management Act 1999, as amended from time to time, or FEMA, read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI.
Foreign Direct Investment
     The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB, or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantive Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as retail trading (except single brand product retailing), atomic energy, lottery business and gambling and betting. Also, the following investments require the prior approval of the FIPB:
•	investments in excess of specified sectoral caps or investments in sectors in which FDI is not permitted or in sectors which specifically require approval of the FIPB;

•	investments by any foreign investor who had on January 12, 2005, an existing joint venture or a technology transfer/trade mark agreement in the same field as the Indian company in which the FDI is proposed. However, no prior approval is required if: (a) the investor is a venture capital funds registered with SEBI, or (b) the existing joint venture, investment by either of the parties is less than 3%, or (c) the existing joint venture or collaboration is now defunct or sick;

•	foreign investment of more than 24% in the equity capital of units manufacturing items reserved for small scale industries;

•	all proposals for manufacturing activities requiring a license under the Industries (Development and Regulation) Act, 1951 and that are proposed to be located outside a radius of 25 kilometers of the standard urban area limits; and

•	all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including an individual of Indian nationality or origin residing outside India and corporations established and incorporated outside India) which are not under the automatic route.
     A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh) has general permission to purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.
     Currently, subject to certain exceptions, FDI and investment by Non-Resident Indians, or NRIs (as such term is defined in FEMA), in Indian companies do not require the prior approval of the FIPB or the RBI. The Government of India has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, generally no approval of the RBI is required, subject to compliance with the applicable pricing guidelines, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the shares are issued to non-resident investors. The foregoing description applies only to an issuance of shares and not to a transfer of shares by Indian companies.
     The Government of India has set up the Foreign Investment Implementation Authority, or FIIA, under the Ministry of Commerce and Industry. The FIIA has been mandated to translate foreign direct investment approvals into implementation, provide a pro-active one stop after care service to foreign investors by helping them obtain necessary approvals, deal with operational problems and meet with various Government of India agencies to find solutions to foreign investment problems and maximize opportunities through a partnership approach.
     Under the current regulations, in the case of mining and processing of aluminum, copper and zinc, FDI up to 100% is permitted under the automatic route.
Issue of ADSs
     The Ministry of Finance, pursuant to the ADR Scheme has permitted Indian companies to issue ADSs. Certain relaxations in the ADR Scheme have also been notified by the RBI. The ADR Scheme provides that an Indian company may issue ADSs to a person resident outside India through a depositary without obtaining any prior approval of the Ministry of Finance or the RBI, except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI.
     Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. We have obtained approval from the relevant Indian stock exchanges for listing of the equity shares underlying the ADSs.
     The proceeds of an ADS issue may not be used for investment in stock markets and real estate. There are no other end-use restrictions on the use of the proceeds of an ADS issue. Further, issue-related expenses for a public issue of ADSs shall be subject to a ceiling of 7% of the total issue size. Issue-related expenses beyond this ceiling would require the RBI approval.
Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds
     Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI, a person resident in India is not permitted to hold ADSs of an Indian company. Under Indian law, ADSs issued by Indian companies to non-residents have free transferability outside of India. Under the ADR Scheme, a non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. In the case of a redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor or transfer in the books of account of the issuing company in the name of the non-resident. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, under current Indian law, subject to certain limited exceptions, equity shares so acquired may not be redeposited with the depositary.
     Notwithstanding this, if a foreign investor were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership and may be subject to the portfolio investment restrictions and limitations. See “— Foreign Direct Investment” above. Further, foreign investors who withdraw their equity shares from the ADS program with the result that their direct or indirect holding in the company is equal to or exceeds 15% of the company’s total equity, may be required to make a public offer to the remaining shareholders of the company under the Takeover Code.

     Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. However, since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund not to use exchange restrictions on current international transactions as an instrument in managing the balance of payments. Since 1999, the Government of India has relaxed restrictions on capital account transactions by resident Indians who are now permitted to remit up to $100,000 per financial year (April-March) for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force as “non co-operative countries and territories,” for example, the Cook Islands, Egypt, Guatemala, Indonesia, Myanmar, Nauru, Nigeria, the Philippines and Ukraine.
Fungibility of ADSs
     As per the directions issued by the RBI on the two-way fungibility of ADSs, a person resident outside India is permitted to purchase, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:
•	the shares of the Indian company are purchased on a recognized stock exchange in India;

•	the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•	the Indian company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADSs;

•	the number of shares of the Indian company so purchased does not exceed the ADSs converted into underlying shares; and

•	compliance with the provisions of the ADR Scheme and the guidelines issued thereunder.
Sponsored ADS Facilities
     By notification dated November 23, 2002, the RBI has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADSs against the block of existing shares of an Indian company, subject to the following conditions:
•	the facility to sell the shares would be available pari passu to all categories of shareholders;

•	the sponsoring company whose shareholders propose to divest existing shares in the overseas market through the issue of ADSs will give an option to all its shareholders indicating the number of shares to be divested and the mechanism of determining the price under the applicable ADS norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings;

•	the proposal for divestment of the shares would have to be approved by a special resolution of the Indian company;

•	the proceeds of the ADS issue raised abroad shall be repatriated to India within a period of one month from the closing of the issue. However, the proceeds of the ADS offering can also be retained abroad to meet the future foreign exchange requirements of the company; and

•	the issue-related expenses in relation to the public issue of ADSs under this scheme would be subject to a ceiling of 7% of the issue size, in the case of public issues, and 2% of the issue size, in the case of private placements. Issue-related expenses would include underwriting commissions and charges, legal expenses and reimbursable expenses. Issue-related expenses shall be passed on to shareholders participating in the sponsored issue on a pro-rata basis. Issue-related expenses beyond the ceiling would require the approval of the RBI.

Investment by Foreign Institutional Investors
     Pension funds, mutual funds, investment trusts, insurance or reinsurance companies, international or multinational organizations or agencies thereof, foreign governmental agencies or central banks, endowment funds, university funds, foundation or charitable trusts or charitable societies investing on their own behalf and asset management companies, investment managers or advisors, nominee companies, institutional portfolio managers, trustees, power of attorney holders, banks investing their proprietary funds or on behalf of “broad based” funds or on behalf of foreign corporate entities and individuals must register with SEBI as a foreign institutional investor, or FII, and obtain the approval of the RBI unless they are investing in securities of Indian companies through FDI.
     FIIs who are registered with SEBI are required to comply with the provisions of the SEBI (Foreign Institutional Investors) Regulations, 1995, as amended, or the Foreign Institutional Investors Regulations. A registered FII may, subject to the pricing and ownership restrictions discussed below, buy and freely sell securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.
     Subject to the terms and conditions set out in the Foreign Institutional Investor Regulations, a registered FII or its sub-account may buy or sell equity shares, debentures and warrants of unlisted, listed or to be listed Indian companies through stock exchanges in India at ruling market price and also buy or sell shares or debentures of listed or unlisted companies other than on a stock exchange in compliance with the applicable SEBI/RBI pricing norms. Under the portfolio investment scheme under Schedule 2 to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 and the Foreign Institutional Investors Regulations, an FII or its sub-account, an FII is not permitted to hold more than 10% of the total issued capital of an Indian company in its own name; a foreign corporate or individual sub-account of the FII is not permitted to hold more than 5% of the total issued capital of an Indian company, and a broad based sub-account is not permitted to hold more than 10% of the total issued capital of an Indian company. The total holding of all FIIs together with their sub-accounts in an Indian company is subject to a cap of 24% of the total issued capital of the company, which may be increased up to the percentage of sectoral cap on FDI in respect of the said company pursuant to a resolution of the board of directors of the company and the approval of the shareholders of the company by a special resolution in a general meeting. Our board of directors and shareholders have approved an increase in the existing FII limit in our company to 49%.
     Pursuant to recent amendments to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000, FIIs are permitted to purchase shares and convertible debentures, subject to certain limits, of an Indian company either through:
•	a public offer, where the price of the equity shares to be issued is not less than the price at which the equity shares are issued to Indian residents; or

•	a private placement, where the price of the equity shares to be issued is not less than the price set out in the relevant guidelines, including the SEBI Guidelines or the guidelines issued by the former Controller of Capital Issues, as applicable.
     Regulation 15A of the Foreign Institutional Investor Regulations provides that an FII or its sub-account may issue, deal in or hold, offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities which are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with “know your client” requirements. SEBI has pursuant to its circular dated February 19, 2004 clarified that certain categories of entities would be deemed to be regulated entities for purposes of Regulation 15A of the Foreign Institutional Investor Regulations. An FII or sub-account is also required to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity.
Portfolio Investment by Non-Resident Indians
     A variety of methods for investing in shares of Indian companies are available to NRIs. Under the portfolio investment scheme, each NRI can purchase up to 5% of the paid-up share capital of an Indian company, subject to the condition that the aggregate paid-up share capital of an Indian company purchased by all NRIs through portfolio investments cannot exceed 10%. The 10% limit may be raised to 24% if a special resolution is adopted by the shareholders of the company. In addition to portfolio investments in Indian companies, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.
Transfer of Shares
     Until recently, the sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange through a registered stockbroker at the market price. The RBI has granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares. However, in certain cases, the person to whom the shares are being transferred is required to obtain the prior permission of the Government of India to acquire the shares if he had on January 12, 2005, an existing joint venture or technology transfer agreement or trademark agreement in the same field other than in the information technology field to that in which the Indian company whose shares are being transferred is engaged, except:
•	investments to be made by venture capital funds registered with SEBI;

•	where the existing joint venture investment by either of the parties is less than 3%; or

•	where the existing venture/collaboration is defunct or sick.
     A non-resident may also transfer any security to a person resident in India by way of gift. Moreover, the transfer of shares between an Indian resident and a non-resident does not require the prior approval of the Government of India or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy, the investor does not have an existing joint venture or technology transfer agreement or trademark agreement in the same field, the non-resident shareholding is within sector limits under the FDI policy and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.
     Pursuant to Press Note 4 (2006 Series) issued on February 10, 2006, the Government of India has permitted transfer of shares from residents to non-residents under the automatic route in the financial services sector or where the provisions of the Takeover Code are applicable, in cases where approval from SEBI under the Takeover Code, the RBI or the Insurance Regulatory & Development Authority is required.
Transfer of Shares of an Indian Company by a Person Resident Outside India
     A non-resident of India is generally permitted to sell equity shares underlying the ADSs held by him to any other non-resident of India without the prior approval of the RBI. However, approval by the FIPB is required if the person acquiring the shares has a previous venture or tie up in India in the same field in which the company whose shares are being transferred is engaged. Further, the RBI has pursuant to A.P. (DIR Series) Circular No. 16 dated October 4, 2004 granted general permission for the transfer of shares by a person resident outside India to a person resident in India, subject to compliance with certain pricing norms and reporting requirements.
Exchange Rates
     Substantially all of our revenue is denominated or paid with reference to US dollars and most of our expenses are incurred and paid in Indian Rupees or Australian dollars. We report our financial results in Indian Rupees. The exchange rates among the Indian Rupee, the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The results of our operations are affected as the Indian Rupee and the Australian dollar appreciate or depreciate against the dollar and, as a result, any such appreciation or depreciation will likely affect the market price of our ADSs in the United States.

     The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2004	43.40	45.96	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007	43.10	44.93	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009 (through June 24, 2008)	42.75	41.30	42.97	39.73
Month:
December 2007	39.41	39.38	39.55	39.29
January 2008	39.31	39.27	39.55	39.13
February 2008	39.96	39.67	40.11	39.12
March 2008	40.02	40.15	40.46	39.76
April 2008	40.45	39.97	40.45	39.73
May 2008	42.15	42.00	42.93	40.45
June 2008 (through June 24, 2008)	42.75	42.76	42.97	42.38

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented and the average of the noon buying rate for all days during the period for all months presented.
     Although we have translated selected Indian Rupee and Australian dollar amounts in this annual report into US dollars for convenience, this does not mean that the Indian Rupee or Australian dollar amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this annual report from Indian Rupees to US dollars are based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York on March 31, 2008, which was Rs. 40.02 per $1.00, and all translations from Australian dollars to US dollars are based on the noon buying rate in New York City for for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York on March 31, 2008, which was AUD 1.10 = $1.00.
     The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York.

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2004	1.31	1.45	1.68	1.25
2005	1.29	1.35	1.46	1.25
2006	1.40	1.33	1.42	1.28
2007	1.23	1.30	1.39	1.23
2008	1.10	1.15	1.27	1.06
2009 (through June 24, 2008)	1.05	1.05	1.10	1.04
Month:
December 2007	1.14	1.15	1.17	1.13
January 2008	1.12	1.13	1.16	1.11
February 2008	1.07	1.10	1.12	1.06
March 2008	1.10	1.08	1.12	1.06
April 2008	1.06	1.07	1.10	1.05
May 2008	1.05	1.05	1.07	1.04
June 2008 (through June 24, 2008)	1.05	1.05	1.07	1.04

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented and the average of the noon buying rate for all days during the period for all months presented.

     Except as otherwise stated in this annual report, all translations from Australian dollar to US dollars are based on the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York on March 31, 2008, which was AUD 1.10 per $1.00. No representation is made that the Australian dollar amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate, or at all.
E. Taxation
India Taxation
     The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident investors of the ADSs who acquire the ADSs pursuant to this annual report. The summary only addresses the tax consequences for non-resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this annual report, including the Income Tax Act and the special tax regimes under Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipts Mechanism) Scheme, 1993, as amended, which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs and does not deal with all possible tax consequences relating to an investment in the equity shares and ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.
Residence
     For the purpose of the Income Tax Act, an individual is considered to be a resident of India during the fiscal year if he is in India for at least 182 days or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding four years. However, the 60 day period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment overseas, or (ii) a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods aggregating to 365 days or more. A company is considered to be resident in India if it is incorporated in India or the control and management of its affairs is situated wholly in India. Individuals and companies who are not residents of India are treated as non-residents.
Taxation of Income from ADSs
     Under the ADR Scheme, the transfer of ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gains tax in India. However, Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs outside India by the non-resident holder to another non-resident is subject to tax at the rate of 10%

plus applicable surcharge and education cess. In the circumstances, if at all, that capital gains arising from a transfer of ADSs are taxable under the Income Tax Act, the same would be subject to tax as long-term capital gains at the effective tax rate of 10.56% (including surcharge and education cess) if such ADSs have been held by the non-resident holder for more than three years. Otherwise, the capital gains shall be subject to tax as short-term capital gains at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act.
     It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being offered in respect of the ADSs.
Withdrawal of Equity Shares in Exchange for the ADSs
     The withdrawal of equity shares in exchange for the ADSs, would not give rise to any capital gains liable to income tax in India.
Taxation of Dividend
     Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” currently at an effective tax rate of 17.0% on the total amount distributed as dividend.
Taxation of Sale of the Equity Shares
     Sale of equity shares by any holder may occasion certain incidence of tax in India, as is discussed below. Under applicable law, an equity sale of shares may be subject to a transaction tax and/or tax on income by way of capital gains. Capital gains accruing to a non-resident investor on the sale of the equity shares, whether to an Indian resident or to a person resident outside India and whether in India or outside India, may be subject to Indian capital gains tax in certain instances as described below.
Sale of the Equity Shares on a Recognized Stock Exchange
     In accordance with applicable Indian tax laws, any income arising from a sale of the equity shares of an Indian company through a recognized stock exchange in India is subject to a securities transaction tax. Such tax is payable by a person irrespective of residential status and is collected by the recognized stock exchange in India on which the sale of the equity shares is effected. Capital gains realized in respect of equity shares held by the non-resident investor for more than 12 months will be treated as long-term capital gains and will not be subject to tax in the event such transaction is chargeable to the securities transaction tax.
     Capital gains realized in respect of shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the effective tax rate of 17% (15% plus applicable surcharge and education cess) in the event such transaction is subject to the securities transaction tax. Withholding tax on capital gains on sale of shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.
     For the purpose of computing the capital gain tax on the sale of equity shares, the cost of acquisition of the equity shares would be deemed to be the historical cost of acquiring the ADSs. For the purpose of computing capital gains on the sale of equity shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such equity shares and any expenditure incurred wholly and exclusively in connection with such sale.
Securities Transaction Tax
     With respect to sales and purchases of equity shares on a recognized stock exchange, both the buyer and seller are required to pay a securities transaction tax at the rate of 0.125% of the transaction value of the securities sold and purchased if the transaction involves the actual delivery of equity shares on the recognized stock exchange.
Sale of the Equity Shares otherwise than on a Recognized Stock Exchange
     Capital gains realized in respect of equity shares listed in India and held by a non-resident investor for more than 12 months will be treated as long-term capital gains and will be subject to tax at the effective rate of 11.33% (including surcharge and education cess). Capital gains realized in respect of equity shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the normal income tax rates applicable to non-residents under the provisions of the Income

Tax Act. Withholding tax on capital gains on sale of equity shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.
Capital Losses
     The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the Income Tax Act. A long-term capital loss may be set off only against a long-term capital gain. To the extent the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India.
Tax Treaties
     The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any agreement for the avoidance of double taxation entered into by the Government of India with the country of tax residence of such non-resident investor.
Withholding Tax on Capital Gains
     Any taxable gain realized by a non-resident from the sale of ADSs and equity shares shall be subject to withholding tax at source and withheld by the buyer. However, no withholding tax is required to be withheld from any income accruing to a FII as defined in Section 115AD of the Income Tax Act on the transfer of securities. The FII has to make payment of tax on its own.
Buy-Back of Securities
     Indian companies are not subject to tax on the buy-back of their equity shares. However, shareholders will be taxed on the resulting gains from the share buy-back. We would be required to deduct tax at source in proportion to the capital gains tax liability of our shareholders.
Stamp Duty
     Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty for each equity share equal to 0.1% of the issue price. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in book-entry form. A transfer of ADSs is not subject to Indian stamp duty.
Wealth Tax, Gift Tax and Inheritance Tax
     The holding of ADSs by non-resident investors, the holding of the equity underlying shares by the depositary in a fiduciary capacity and the transfer of the ADSs between non-resident investors and the depositary is exempt from payment of wealth tax. Further, there is no tax on gifts and inheritances which applies to the ADSs, or the equity shares underlying the ADSs.
Service Tax
     Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares are subject to an Indian service tax at the effective tax rate of 12.36% collected by the stockbroker. Further, pursuant to Section 65(101) of the Finance Act, 2004 a sub-broker is also subject to this service tax.
Minimum Alternate Tax
     The Income Tax Act imposes a MAT on companies whose taxable income is less than 30% of its book profits at a rate of 11.33% (inclusive of surcharge and cess) on its book profits. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified in the Income Tax Act.

Fringe Benefit Tax
     The Finance Act 2007 imposed a fringe benefit tax in respect of specified security allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees.
Tax Credit
     A non-resident investor would be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident investor’s account in accordance with the laws of the applicable jurisdiction.
United States Federal Income Taxation
     The following discussion describes certain material United States federal income tax consequences to US Holders (defined below) under present law of an investment in the ADSs or equity shares. This summary applies only to investors that hold the ADSs or equity shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended, as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	United States expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.
     INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR EQUITY SHARES.
     The discussion below of the United States federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or equity shares and you are, for United States federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a domestic trust on the previous day and has a valid election in effect under the applicable United States Treasury regulations to be treated as a domestic trust.
     If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or equity shares, your tax treatment generally will depend on your status and the activities of the partnership.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying equity shares represented by those ADSs for United States federal income tax purposes.
     The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US Holders could be affected by future actions that may be taken by the United States Treasury or parties to whom ADSs are pre-released.
Taxation of Dividends and Other Distributions on the ADSs or Equity Shares
     Subject to the PFIC rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or equity shares generally will be included in your gross income as foreign source ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of equity shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or equity shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.
     With respect to non-corporate US Holders (including individual US Holders) for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or equity shares.
     The amount of any distribution paid in Indian Rupees will be equal to the US dollar value of such Indian Rupees on the date such distribution is received by the depositary, in the case of ADSs, or by the US Holder, in the case of equity shares, regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Indian Rupees will generally be United States source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     For foreign tax credit purposes, dividends distributed with respect to ADSs or equity shares will generally constitute “passive income” or, in the case of certain US Holders, “financial services income.” Dividends distributed with respect to the ADSs or equity shares would generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A US Holder will not be able to claim a foreign tax credit for any Indian taxes imposed with respect to distributions on ADSs or equity shares (as discussed under “— India Taxation — Taxation of Dividend”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.
Taxation of a Disposition of ADSs or Equity Shares
     Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or other taxable disposition of an ADS or equity share equal to the difference between the amount realized for the ADS or equity share and your tax basis in the ADS or equity share. Your tax basis in the ADS or equity share will generally equal the cost of such ADS or equity share, as applicable. The gain or loss generally will be capital gain or loss. If you are a non-corporate US Holder (including an individual US Holder) who has held the ADS or equity share for more than one year, the gain on a disposition of the ADS or equity share will be long-term capital gain eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes.
     Because capital gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “— India Taxation — Taxation of Income from ADSs,” “— India Taxation — Sale of the Equity Shares on a Recognized Stock Exchange” and “— India Taxation — Sale of the Equity Shares otherwise than on a Recognized Stock Exchange”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate US foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their United States federal income tax liability.
Passive Foreign Investment Company
     We do not expect to be a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2008. Our actual PFIC status for each taxable year is determined after the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for any subsequent year.
     A non-United States corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and equity shares, our PFIC status will depend in large part on the market price of our ADSs and equity shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and equity shares may result in our being a PFIC for any year. In addition, there are uncertainties in the application of the relevant rules.
     If we are a PFIC for any taxable year during which you hold ADSs or equity shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or equity shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or equity shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or equity shares cannot be treated as capital, even if you hold the ADSs or equity shares as capital assets.
     If we are a PFIC for any year during which you hold ADSs or equity shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or equity shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or equity shares, as applicable. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.
     A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate with respect to qualified dividend income (discussed above) would not apply.
     The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NYSE is a qualified exchange. Our ADSs are listed on the NYSE and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC.
     If you hold ADSs or equity shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or equity shares and any gain realized on the disposition of the ADSs or equity shares. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or equity shares.
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares made within the United States or through certain United States-related financial intermediaries may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents
     Not applicable
G. Statements by Experts
     Not applicable
H. Documents on Display
     Publicly filed documents concerning our company which are referred to in this annual report may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room at the Commission’s principal office, 100 F Street, N.E., Washington D.C. 20549, after payment of fees at prescribed rates.
     The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. We have made all our filings with the Commission using the EDGAR system.
I. Subsidiary Information
     Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Qualitative Analysis
Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating income for fiscal 2008.

10% movement in currency	For Rs./US$			For AUD/US$
	(in millions)
Copper	Rs.	603.6	$15.0	Rs.	383	$11.0
Zinc		5,501.8	136.7		—	—
Aluminum		3,220.2	80.0		—	—

Total	Rs.	9,325.6	$231.7	Rs.	383	$11.0

     We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically, all exposures for maturity of less than two years are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Hedging activities in India are governed by the RBI with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
     We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk
     Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans for fiscal 2008.

	US Dollar			Indian Rupee
Movement in interest rates	Interest Rates			Interest Rates			Total
	(in millions)
0.5%	Rs.	181.8	$4.5	Rs.	—	$—	Rs.	181.8	$4.5
1.0%		363.6	9.1		—	—		363.6	9.1
2.0%		727.1	18.2		—	—		727.1	18.2
Commodity Price Risk
     We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
     Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.
     We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.
     This table illustrates the impact of a $100 movement in LME prices based on fiscal 2008 volumes, costs and exchange rates and provides the estimated impact on operating income assuming all other variables remain constant.

$100 movement in LME price	Change in Operating Income
	(in millions)
Copper	Rs.	107	$2.7
Zinc		2,156	53.6
Aluminum		1,494	37.1

Total	Rs.	3,757	$93.4

Quantitative Analysis
     The fair value of our open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and current financial liabilities is as follows:

	March 31,
	2007				2008				2008
	Asset		Liability		Asset		Liability		Asset	Liability
	(in millions)
Cash flow hedges:
Commodity contracts	Rs.	—	Rs.	479	Rs.	—	Rs.	19	$—	$0.5
Forward foreign currency contracts		—		273		18		307	0.4	7.6
Interest rate swap (floating to fixed)		10		—		—		—	—	—
Fair value hedges:
Commodity contracts		184		—		—		30	—	0.8
Forward foreign currency contracts		34		9		183		283	4.6	7.1
Other		—		—		—		—	—	—
Non-qualifying hedges:
Commodity contracts		1,884		98		1,426		—	35.6	—
Forward foreign currency contracts		77		377		—		—	—	—
Interest rate swap		1		—		—		—	—	—
Other		—		—		—		—	—	—

Fair value	Rs.	2,190	Rs.	1,236	Rs.	1,627	Rs.	639	$40.6	$16.0

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     On June 20, 2007, we completed the ADS offering on the NYSE. We sold an aggregate of 150,000,000 ADSs (including 11,500,000 ADSs in the Japanese Public Offering) representing 150,000,000 equity shares. The price per ADS was $13.44. The managing underwriters of the ADS offering were Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. International plc and Citigroup Global Markets Inc., Nomura Singapore Limited, or Nomura, was the underwriter for the Japanese Public Offering.
     The registration statement on Form F-1 (File No. 333-138739) filed by us in connection with the ADS offering was declared effective on June 18, 2007. An aggregate of 150,000,000 equity shares, each represented by ADSs, were registered and sold pursuant to the registration statement. The aggregate price of the offering amount registered and sold was $2,016.0 million.
     The total expenses of the offering, excluding underwriting discounts and commissions, were approximately $9.0 million, including registration fees of approximately $0.1 million, estimated printing fees of approximately $1.6 million, estimated legal fees and expenses of approximately $2.5 million and estimated accounting fees and expenses of approximately $2.0 million.
     The net proceeds from the offering to us, after deducting underwriting discounts and commissions and estimated offering expenses, amounted to approximately $1,970.0 million. As of the date hereof, we have used approximately $523.7 million towards capital expenditures. We may use the remaining net proceeds towards general corporate purposes, capital expenditures, working capital, and reduction of debt.

ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As required by Rules 13a-15 and 15d-15 under the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.
     Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
     Pursuant to the temporary relief granted by the Commission to all newly public companies, this annual report on Form 20-F does not include a report from our registered public accounting firm attesting to management’s report on the company’s internal control over financial reporting. We will be required to include the auditor’s attestation report in our annual report on Form 20-F for our fiscal year ending March 31, 2009.
Changes to Internal Controls
     Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our audit committee members are Mr. Gautam Bhailal Doshi (Chairman), Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi and Junnarkar satisfies the “independence” requirements pursuant to the rules of the Commission and Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our Board of Directors has determined that Mr. Gautam Doshi qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.
ITEM 16B. CODE OF ETHICS
     We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, executive officers and employees. We have posted the code on our website at www.sterlite-industries.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to us at our registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Our financial statements prepared in accordance with US GAAP are audited by Deloitte Haskins & Sells, a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.
     Deloitte Haskins & Sells has served as our independent registered public accountant for each of the years ended March 31, 2007 and March 31, 2008 for which audited statements appear in this annual report.
     The following table shows the aggregate fees for professional services and other services rendered by Deloitte Haskins & Sells and the various member firms of Deloitte to us, including some of our subsidiaries, in fiscal 2007 and 2008.

	Fiscal
	2007	2008
	(in thousands)
Audit fees (audit and review of financial statements)	$1,509.6	$1,171.4
Audit-related fees (including fees related to the ADS offering and other miscellaneous audit related certifications)	126.3	638.5
Tax fees (tax audit, other certifications and tax advisory services)	45.4	91.4
All other fees (certification on corporate governance and advisory services)	—	21.8

Total	$1,681.3	$1,923.1

Audit Committee Pre-approval Process
     Our audit committee reviews and pre-approves the scope and the cost of audit services related to SIIL and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit. All of the services provided by Deloitte Haskins & Sells during the last fiscal year have been approved by the audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Neither we, nor any affiliated purchaser, made any purchase of our equity securities in fiscal 2008.
PART III
ITEM 17. FINANCIAL STATEMENTS
     See Item 18 for a list of the Financial Statements filed as part of this annual report.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Operations for the years ended March 31, 2006, 2007 and 2008

•	Consolidated Balance Sheets as of March 31, 2007 and 2008

•	Consolidated Statements of Cash Flows for the years ended March 31, 2006, 2007 and 2008

•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2006, 2007 and 2008

•	Notes to the Consolidated Financial Statements

•	Schedule II — Valuation and Qualifying Accounts
ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:

1.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 3.1 of Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on June 4, 2007.

1.2 **	Memorandum of Association of Sterlite Industries (India) Limited, as amended.

1.3	Articles of Association of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 3.3 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on February 8, 2007.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR) — incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the Commission on June 15, 2007.

2.2	Specimen share certificate (effective as of November 30, 2006) — incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-33175) as filed with the Commission on November 30, 2006.

4.1	Vedanta Resources plc Long-Term Incentive Plan — incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal — incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.3 **	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC

Limited and Anil Agarwal.

4.4	Shared Services Agreement dated December 5, 2003 among Vedanta Resources plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement — incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.5	Consultancy Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.6	Representative Office Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.7	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002 — incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.8	Shareholders’ Agreement between Sterlite Industries (India) Limited, Government of India and Bharat Aluminium Company Limited dated March 2, 2001 — incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.9	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002 — incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.10	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004 — incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.11	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000 — incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.12	$92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006 — incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.13	Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Ltd as lenders dated September 19, 2005 — incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.14	$125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Ltd, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Ltd., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Ltd., Chiao Tung Bank Co., Ltd., The International Commercial Bank of China, Co. Ltd., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Ltd. as lenders dated July 29, 2005 — incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.15	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004 — incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.16	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated

November 8, 2004 — incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.17	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004 — incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.18	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003 — incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.19	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 — incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.20.	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18,
2005 — incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005 — incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.22	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004 — incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.23	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2004, as amended on July 1, 2004 — incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.24	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2005 — incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.25	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006 — incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.26	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003 — incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.27	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006 — incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.28 **	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008.

4.29	Agreement between Sterlite Industries (India) Limited and Tarun Jain dated December 6, 2004 — incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 15, 2006.

4.30	Agreement between Sterlite Industries (India) Limited and Rajani Jain dated February 15, 2006 — incorporated by reference to Exhibit 10.28 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 22, 2006.

4.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 22, 2006.

4.32	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 22, 2006.

4.33	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on November 22, 2006.

4.34	Specialty Deed between Copper Mines of Tasmania Pty Ltd, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on February 8, 2007.

4.35	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on February 8, 2007.

4.36	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999 — incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on February 8, 2007.

4.37	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the Commission on February 8, 2007.

4.38 **	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures.

4.39 **	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures.

4.40 **	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures.

4.41 **	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures.

4.42 **	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA) Inc. and Sterlite Industries (India) Limited.

4.43 **	Rs. 10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008.

8.1 **	List of subsidiaries of Sterlite Industries (India) Limited.

12.1 **	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 **	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 **	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 **	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**	Filed herewith

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: June 30, 2008

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Dindayal Jalan
Name	Dindayal Jalan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Sterlite Industries (India) Limited
Mumbai, Maharashtra, India:
     We have audited the accompanying consolidated balance sheets of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2007 and 2008, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2008, all expressed in Indian Rupees. Our audits also included Schedule II — valuation and qualifying accounts (“Schedule II”). These consolidated financial statements and Schedule II are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule II based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sterlite Industries (India) Limited and subsidiaries as of March 31, 2007 and 2008, and the result of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such Schedule II, when considered in relation to the basic consolidated financial statements taken as a whole; present fairly in all material respects the information set forth therein.
     As described in Note 2 to the consolidated financial statements, these consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the company’s general purpose financial statements.
     Our audit for the year ended and as of March 31, 2008, also comprehended the translation of the Indian Rupees amounts into United Stated dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.
Deloitte Haskins & Sells
Mumbai, Maharashtra, India
June 28, 2008

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars in
				millions
				(Note 2)
Sales
— External	131,841	254,388	263,395	6,581.6
— Related parties	1,667	4,523	4,692	117.2
Less: Excise duty	(10,717)	(17,665)	(21,673)	(541.6)

Net Sales	122,791	241,246	246,414	6,157.2
Other operating revenues	1,334	2,251	2,616	65.4

Total revenue	124,125	243,497	249,030	6,222.6
Cost of sales	(86,981)	(144,798)	(164,869)	(4,119.6)
Selling and distribution expenses	(2,117)	(3,444)	(3,808)	(95.2)
General and administration expenses	(2,596)	(2,633)	(4,572)	(114.2)
Other income/(expenses) (Note 24)
Gain on sale of real estate	—	986	—	—
Voluntary retirement scheme	—	(97)	—	—
Guarantees, impairment of investments and loans	(1,300)	—	(628)	(15.7)

Operating income	31,131	93,511	75,153	1,877.9
Interest and dividend income	1,873	2,072	6,548	163.6
Interest expense	(3,238)	(4,329)	(3,386)	(84.6)
Net realized and unrealized investment gains	541	2,280	4,511	112.8

Income before income taxes, minority interests and equity in net (loss)/income of associate	30,307	93,534	82,826	2,069.7
Income taxes
— Current	(7,894)	(23,192)	(18,410)	(460.0)
— Deferred	(1,111)	(1,967)	(3,214)	(80.3)

Income after income taxes, before minority interests and equity in net (loss)/income of associate	21,302	68,375	61,202	1,529.4
Minority interests	(6,073)	(21,053)	(19,093)	(477.1)
Equity in net (loss)/income of associate, net of taxes	(99)	24	491	12.3

Net income from continuing operations	15,130	47,346	42,600	1,064.6
Discontinued operations:
Income from divested business, net of tax	369	86	—	—

Net income	15,499	47,432	42,600	1,064.6

Basic and diluted earnings per share:
Income from continuing operations	27.35	84.78	63.16	1.58
Income from discontinued operations	0.67	0.15	—	—

Basic and diluted earnings per share	28.02	84.93	63.16	1.58

Weighted average number of equity shares used in computing earnings per share	553,216,634	558,494,411	674,478,018	674,478,018
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As of March 31,	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	9,436	12,363	308.9
Restricted — cash, deposits and investments	1,093	1,659	41.5
Short-term investments and deposits	51,325	154,364	3,857.2
Accounts receivable, net	15,769	15,652	391.1
Inventories	28,645	33,358	833.5
Deferred income taxes	1,152	421	10.5
Other current assets, net	11,771	14,138	353.2

Total current assets	119,191	231,955	5,795.9

Non-current assets
Long-term investments	1,139	1,123	28.1
Investment in associate	3,033	19,524	487.9
Deferred income taxes	1,455	374	9.3
Property, plant and equipment, net	99,513	121,582	3,038.0
Other non-current assets, net	1,550	1,621	40.5

Total non-current assets	106,690	144,224	3,603.8

Total assets	225,881	376,179	9,399.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	8,353	10,190	254.6
Accounts payable	35,336	44,811	1,119.7
Accrued expenses	2,411	1,921	48.0
Current income taxes payable	2,349	1,067	26.7
Deferred income taxes	1,479	765	19.1
Other current liabilities	7,996	7,305	182.5

Total current liabilities	57,924	66,059	1,650.6

Non-current liabilities
Long-term debt, net of current portion	13,128	9,949	248.6
Deferred income taxes	13,985	16,369	409.0
Other non-current liabilities	4,194	4,581	114.5

Total non-current liabilities	31,307	30,899	772.1

Total liabilities	89,231	96,958	2,422.7

Commitments and contingencies (Note 20)
Minority interests	39,690	58,098	1,451.7
Shareholders’ equity
Equity shares — par value Rs. 2 per equity share (925,000,000 equity shares authorized as of March 31, 2007 and 2008; 558,494,411 and 708,494,411 equity shares issued and outstanding as of March 31, 2007 and March 31, 2008, respectively) (Note 18)	1,117	1,417	35.4
Additional paid-in-capital	26,220	106,426	2,659.3
Retained earnings	70,463	113,598	2,838.5
Accumulated other comprehensive losses	(840)	(318)	(7.9)

Total shareholders’ equity	96,960	221,123	5,525.3

Total liabilities and shareholders’ equity	225,881	376,179	9,399.7

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
				(Note 2)
Cash flows from operating activities
Net income	15,499	47,432	42,600	1,064.6
Adjustments to reconcile net income to net cash provided by / (used in) operating activities
Depreciation, depletion and amortization	4,547	5,970	7,060	176.4
Amortization of foreign currency redeemable convertible bonds issuance expenses	19	—	—	—
Net realized and unrealized investment gains	(541)	(2,280)	(4,511)	(112.7)
(Gain)/loss on sale of property, plant and equipment, net	(32)	36	(8)	(0.2)
Gain on sale of real estate	—	(986)	—	—
Equity in net loss/(income) of associate	99	(24)	(491)	(12.3)
Guarantees, impairment of investments and loans	1,300	—	628	15.7
Deferred income taxes	1,111	1,967	3,214	80.3
Minority interests	6,073	21,053	19,093	477.1
Changes in assets and liabilities:
Accounts receivable, net	(5,916)	(4,976)	117	2.9
Other current and non-current assets	(1,903)	(5,909)	730	18.2
Inventories	(9,017)	(10,532)	(4,715)	(117.8)
Accounts payable and accrued expenses	12,339	8,885	3,611	90.2
Other current and non-current liabilities	1,685	3,956	3,099	77.3
Short-term investments	(5,668)	(24,174)	(88,021)	(2,199.4)

Net cash provided by / (used in) operating activities	19,595	40,418	(17,594)	(439.7)

Cash flows from investing activities
Purchases of property, plant and equipment	(15,919)	(25,362)	(25,430)	(635.4)
Proceeds from sale of property, plant and equipment	113	1,171	24	0.6
Net changes in restricted — deposits and investments	(870)	20	(600)	(15.0)
Investment in subsidiaries	—	(5)	—	—
Investment in associate	—	(1,315)	(19,890)	(497.0)
Short term deposits	—	—	(10,508)	(262.6)
Proceeds from sale of non-core business	—	1,485	—	—

Net cash used in investing activities	(16,676)	(24,006)	(56,404)	(1,409.4)

Cash flows from financing activities
Proceeds from issuance of equity shares	—	—	80,506	2,011.6
Net changes in restricted cash	(9)	(9)	34	0.8
Proceeds from/(repayment of) short-term debt	(1,627)	221	6,119	152.9
Proceeds from long-term debt	5,275	3,809	3,156	78.9
Repayment of long-term debt	(2,592)	(15,481)	(12,203)	(304.9)
Payment of dividends, including dividend tax	(672)	(4,450)	(1,030)	(25.7)

Net cash (used in)/provided by financing activities	375	(15,910)	76,582	1,913.6

Effect of exchange rate changes on cash and cash equivalents	55	(324)	343	8.6

Net increase in cash and cash equivalents	3,349	178	2,927	73.1
Cash and cash equivalents at the beginning of the year	5,909	9,258	9,436	235.8

Cash and cash equivalents at the end of the year	9,258	9,436	12,363	308.9

Supplementary information:
Interest paid	2,591	3,724	2,760	69.0
Income taxes paid	7,105	22,489	18,530	463.0
     Significant non-cash investing and financing activities for the years ended March 31, are:

	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
				(Note 2)
Conversion of foreign currency redeemable convertible bonds to equity shares	1,074	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

					Accumulated
	Equity shares				other		Total
	No. of	Par	Additional	Retained	comprehensive	Comprehensive	shareholders’
	shares	value	paid-in-capital	earnings	income/(loss)	income/(loss)	equity
Balance at April 1, 2005	548,730,011	549	25,819	11,452	(432)		37,388
Shares issued upon conversion of foreign currency redeemable convertible bonds	9,764,400	10	1,064				1,074
Net income				15,499		15,499	15,499
Dividend (including dividend tax) (Note 18)				(376)			(376)
Unrealized gain on available-for-sale securities, net of tax of Rs. 9 million					19	19	19
Foreign currency translation adjustment					34	34	34
Unrealized loss on cash flow hedges, net of tax of Rs. (67) million					(140)	(140)	(140)
Comprehensive income						15,412

Balance at March 31, 2006	558,494,411	559	26,883	26,575	(519)		53,498

Balance at April 1, 2006	558,494,411	559	26,883	26,575	(519)		53,498
Stock split from Rs. 5 par value to Rs. 2 par value resulting in additional issuance of 2.5 shares per share held (111,738,469 shares to 279,346,173 shares)
Stock Split effected in the form of dividend		558	(558)
Net income				47,432		47,432	47,432
Dividend (including dividend tax) (Note 18)				(3,544)			(3,544)
Unrealized gain on available-for-sale securities, net of tax of Rs. 24 million					48	48	48
Loss on sale of conductor division (Note 16)			(105)				(105)
Foreign currency translation adjustment					13	13	13
Unrealized loss on cash flow hedges, net of tax of Rs. (98) million					(382)	(382)	(382)
Comprehensive income						47,111

Balance at March 31, 2007	558,494,411	1,117	26,220	70,463	(840)		96,960

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

					Accumulated
	Equity shares				other		Total
	No. of	Par	Additional	Retained	comprehensive	Comprehensive	shareholders’
	shares	value	paid-in-capital	earnings	income/(loss)	income/(loss)	equity	Total
								US dollars
								in millions
								(Note 2)
Balance at April 1, 2007	558,494,411	1,117	26,220	70,463	(840)		96,960	2,422.8
Adoption of FIN 48				535			535	13.3
Share issued	150,000,000	300	80,206				80,506	2,011.6
Net income				42,600		42,600	42,600	1,064.6
Unrealized loss on available-for-sale securities, net of tax of Rs. (6) million ($0.1 million)					(11)	(11)	(11)	(0.3)
Foreign currency translation adjustment					315	315	315	7.9
Unrealized gain on cash flow hedges, net of tax of Rs. 139 million ($3.5 million)					218	218	218	5.4
Comprehensive income						43,122

Balance at March 31, 2008	708,494,411	1,417	106,426	113,598	(318)		221,123	5,525.3

Balance at March 31, 2008 in US dollar in millions (Note 2)		35.4	2,659.3	2,838.5	(7.9)	1,077.5	5,525.3

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

1.	Background and Operations
     Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous metals and mining in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Sterlite completed its initial public offering of American Depositary shares (“ADS”), each representing one equity share, and listed its ADSs on the New York Stock Exchange and raised Rs. 80,506 million ($ 2,011.6 million).
     SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star held 57.0% of SIIL’s equity as of March 31, 2008.
     The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
     The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India and one zinc smelter in Southeast India.
     The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
     The Company owns a 29.5% minority interest in Vedanta Aluminium Limited (formerly Vedanta Alumina Limited) (“Vedanta Aluminium”), a 70.5% owned subsidiary of Vedanta. Vedanta Aluminium commenced construction of an alumina refinery in the State of Orissa in Eastern India during fiscal 2004.
     SIIL divested its aluminum conductor division, a component of SIIL, during fiscal 2007 through a sale to Sterlite Technologies Limited (formerly Sterlite Optical Technologies Limited) (“STL”), a company under common control. Accordingly, the consolidated income statement for the years ended March 31, 2006 and 2007 have been recasted to present the result of the discontinued operations separately from the continuing operations.
     The Company acquired 100% shareholding of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of the first phase of a pit-head thermal coal-based power facility in the state of Orissa in Eastern India.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

2.	Significant Accounting Policies
Basis of preparation
     The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which include industry practices. The consolidated financial statements are presented in Indian Rupee (“Rs.”).
Basis of consolidation
     The consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained. There are no Variable Interest Entities to be consolidated in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, FIN 46(R).
     All significant inter-company balances and transactions, including unrealized profits arising from transactions between the subsidiaries, have been eliminated upon consolidation.
     Non-Indian subsidiaries have a functional currency (i.e., the currency in which activities are primarily conducted) of the country in which a subsidiary is domiciled. Foreign subsidiaries’ assets and liabilities are translated to Indian Rupee at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in a subsidiary’s functional currency are reported in shareholders’ equity as a component of accumulated other comprehensive income. Minority interests in subsidiaries represent the minority shareholders’ proportionate share.
Cash and cash equivalents
     Cash and cash equivalents are comprised of cash in hand and at banks and short-term deposits with banks that are readily convertible into cash and which have been purchased with an original maturity of three months or less.
Investments
Short-term investments and deposits
     Short-term investments include fixed deposits in banks with an original maturity between three and twelve months, liquid investments and investments in mutual funds which are intended to be held for trading purposes.
     Trading securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the statement of operations.
Long-term investments
     Long-term investments include quoted investment securities which are classified as available-for-sale securities and are initially recorded at cost with subsequent changes in fair values included in accumulated other comprehensive income, a component of shareholders’ equity. Gains and losses resulting from the sale of such securities are reclassified from accumulated other comprehensive income to earnings in the year they are sold by using the specific identification method.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     A decline in the fair value of any available-for-sale securities below their carrying value that is deemed to be other than temporary results in a reduction in carrying amount to fair value and a corresponding charge to the statement of operations. Fair value is based on quoted market prices.
     Securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The impairment is charged to statement of operations.
     Debt securities for which management has an intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.
Allowances for doubtful accounts
     Accounts receivable are generally secured. The Company establishes an allowance for doubtful accounts on all accounts receivable based on the present financial condition of the customer and aging of the accounts receivable after considering historical experience and the current economic environment.
Inventories
     Inventories include raw materials, ore, concentrate, work-in-progress, stores and spares and finished goods and are stated at the lower of cost and net realizable value, less any provision for obsolescence. Extraction of ore includes all indirect costs associated with the mining operations including costs such as manpower cost associated with the mining operations and repairs and maintenance of assets used in the mining operations, and also include depreciation, depletion and amortization associated with mining operations. Cost is determined as follows:
•	Purchased ore or concentrate is recorded at cost on a first-in, first-out basis;

•	All other materials including stores and spares are recorded on a weighted average basis;

•	Finished products are valued at raw material cost plus costs of conversion, comprising labor costs and an attributable proportion of manufacturing overheads; and

•	By-products and scrap are valued at the lower of cost and net realizable value. Net realizable value is determined based on an estimated selling price, less further costs expected to be incurred for completion and disposal.
     Capitalization of costs related to the mines and other property, plant and equipment begins with the extraction of ore, which is the output from the first stage of the mining activity.
Equity investment in associate
     An associate is an entity with respect to which the Company is in a position to exercise significant influence. Significant influence generally exists when the Company owns between 20.0% and 50.0% of the voting equity. Goodwill arising on the acquisition of associate is included in the carrying value of investments in associate.
     The consolidated statement of operations includes the Company’s share of associate’s results. The investment is initially recorded at the cost to the Company in the consolidated balance sheet and then, in subsequent periods, the carrying value of the investment is

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
adjusted to reflect the Company’s share of the associate’s profits or losses, any impairment of goodwill and any other changes to the associate’s net assets.
Property, plant and equipment
     Property, plant and equipment includes land, buildings, mine properties, plant and machineries, assets under construction and others.
Mine properties
     Exploration and evaluation expenditures are written off in the year in which they are incurred. The costs of mine properties, which include the costs of acquiring and developing mine properties and mineral rights, are capitalized and included in property, plant and equipment under the heading “Mine properties” in the year in which they are incurred.
     When it is determined that a mining property has begun production of saleable minerals extracted from an ore body, all further pre-production primary development expenditures are capitalized as part of the cost of the mining property until the mining property begins production of saleable minerals. From the time mining property is capable of producing saleable minerals the capitalized mining property costs are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties.
     Stripping costs or secondary development expenditures incurred during the production stage of operations of an ore body are included in the costs of the ore extracted during the period that the stripping costs are incurred. Secondary development costs refer to expenses incurred after the mining property has begun production of saleable minerals extracted from an ore body. Such costs include the costs of removal of overburden and other mine waste materials to access mineral deposits incurred during the production phase of a mine. Prior to the adoption of Emerging Issue Task Force (“EITF”) 04-06, the Company had utilized the accounting policy of expensing stripping costs or secondary development costs incurred during the production phase of the mine. Hence, the issuance and adoption of EITF 04-06 did not have any impact on the Company’s fiscal periods prior to the required adoption date.
     When mine property is abandoned, the cumulative capitalized costs relating to the property are written off in the period of abandonment.
     Commercial reserves are proven and probable reserves. Changes in the commercial reserves affecting unit of production calculations are accounted for prospectively over the revised remaining reserves. Proven and probable reserve quantities attributable to stockpiled inventory are classified as inventory and are not included in the total proven and probable reserve quantities used in the units of production depreciation, depletion and amortization calculations.
Other property, plant and equipment
     The initial cost of property, plant and equipment consists of its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statements of operations in the periods in which the costs are incurred. Major shut-down and overhaul expenditure is expensed when incurred.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Depreciation, depletion and amortization
     Mine properties and other assets in the course of development or construction, and freehold land, are not depreciated. Capitalized mining property costs are amortized once commercial production commences, as described in “Mine properties”. Assets under capital leases and leasehold improvements are amortized on a straight-line method over their estimated useful life or the lease term, as appropriate.
     Other buildings, plant and equipment, office equipment and fixtures and others are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
Operations	30 years
Administration	50 years
Plant and machinery	10-20 years
Office equipment and fixtures	3-20 years
Impairment
     The carrying amounts of property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If there are indicators of impairment, an assessment is made to determine whether the asset’s carrying value exceeds the future undiscounted cash flows expected from the asset. When the carrying value of an asset exceeds its fair value, an impairment loss is computed using a discounted cash flow analysis to determine the fair value and is recorded in the statements of operations.
     For mine properties, the recoverable amount of an asset is determined on the basis of its value in use. The value in use is estimated by calculating the undiscounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.
     For other property, plant and equipment, the recoverable amount of an asset is also considered on the basis of its net realizable value, where it is possible to assess the amount that could be obtained from the sale of an asset in an arm’s length transaction, less the cost of disposal.
     The Company reviews the residual value and useful life of an asset at least annually or wherever events or changes in circumstances indicate that its carrying amount may not be recoverable. If expectations differ from previous estimates, they are accounted for as a change in accounting estimate.
     Recoverable amounts are estimated for individual assets or, if this is not possible, for a group of assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
Assets under construction
     Assets under construction are capitalized in the capital work-in-progress account, which includes advances paid to vendors for supply of equipment. Upon completion of construction, the cost of construction is transferred to the appropriate category of property,

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
plant and equipment. Costs associated with the commissioning of an asset are capitalized until the period of commissioning has been completed and the asset is ready for its intended use.
Business combinations
     All business combinations are accounted for as acquisitions using the purchase method. Purchase accounting involves recording assets and liabilities of the acquired businesses at their fair value on the acquisition date. Excess purchase consideration, if any, relating to the acquisition of businesses is recorded as goodwill and allocated to the applicable reporting units.
     Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is first allocated to identifiable assets and the residual value, if any, is reflected in the statements of operations in the period of acquisition as an extraordinary gain.
     The results of businesses acquired or sold during the year are consolidated for the periods from, or to, the date on which control is acquired or given up.
Debt
     The Company reports long-term debt at the outstanding principal balance. Issuance costs of long-term debt are amortized over the tenure of the debt using the effective interest method.
     Interest costs, including premiums payable on settlement or redemption and direct issuance costs, are accounted for on accruals basis and charged to the statements of operations using the effective interest method. Interest costs are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.
Capitalization of interest
     Interest expense directly relating to the financing of a qualifying capital project under construction are capitalized and added to the project cost during construction until such time as the related asset is substantially ready for its intended use. For debt specific to finance a project, the amount capitalized represents the actual borrowing costs incurred. Funds borrowed to finance a specific project, if temporarily in excess of capital needed are invested in short-term investments and the resulting income is recognized in the statements of operations. When the funds are used to finance a project from general debt of the Company, the interest amount to be capitalized is calculated using a weighted average rate applicable to the relevant general debt during such period.
     All other borrowing costs are recognized in the statements of operations in the period in which they are incurred.
Employee benefit schemes
     The Company participates in defined benefit and contribution schemes, the assets of which are (where funded) held in separately administered funds. The cost of providing benefits under the plans is determined each year separately for each plan using the projected unit credit actuarial method.
     All actuarial gains and losses arising in the year are recognized in the statement of operations for the year in which they arise. In addition, the Company accrues for the difference between the projected benefit obligation and the fair value of plan assets of defined benefit plans in its Consolidated Balance Sheet. Hence, adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Pension and Other Postretirement Plans” had no impact on the financial position or results of operations of the Company in fiscal 2007.
     For defined contribution schemes of provident fund scheme, superannuation scheme and Australian pension scheme, the amount charged to the statements of operations is the contribution payable for the year.
Share-based payment
     The Company accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instruments issued or the liability settled. The Company had early adopted the recognition and measurement provisions of FASB Statement No. 123(R) “Share based payment” and hence there is no impact on the financial position or results of operations of the Company in fiscal 2007.
Earnings per share
     Basic earnings per share is computed by dividing earnings by the weighted average number of equity shares outstanding during the period.
     Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method, except where the results will be anti-dilutive.
Asset retirement obligations
     Legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation are recorded as asset retirement obligations.
     The Company recognizes liabilities, at fair value, for existing legal asset retirement obligations in the periods in which they are incurred if a reasonable estimate of the fair value of the liabilities can be made. Such liabilities are adjusted for accretion expenses and revisions in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and accumulated depreciation on these capitalized costs is recognized in the statements of operations.
Environmental costs and liabilities
     Environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate, on an undiscounted basis. Expenditures relating to existing conditions caused by past operations, which do not contribute to future revenues, are expensed when probable and estimable and are normally included in cost of sales and operating expenses. Recoveries relating to environmental liabilities are recorded when received.
Derivative financial instruments
     To hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forwards, options, swap contracts and other derivative financial instruments. The Company does not hold nor enter into derivative financial instrument contracts for speculative purposes.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.
Fair value hedges
     Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statements of operations for both, the effective and ineffective position. The hedged item is recorded at fair value and any gain or loss is recorded in the statements of operations and is offset by the gain or loss from the change in the fair value of the derivative.
Cash flow hedges
     Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in equity. Amounts deferred to equity are recognized in the statements of operations in the periods when the hedged item is recognized in the statements of operations. Ineffective portions of changes in the fair value of cash flow hedges are recognized in statements of operations.
     Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognized in the statements of operations immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss on cash flow hedge instrument is recognized in other comprehensive income (“OCI”) and in the consolidated statements of operations when the hedged item affects earnings.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives and marked-to-market when their risks and characteristics are not clearly and closely related to those of the host contracts and the host contracts are not fair-valued.
Foreign currency transactions
     Foreign currency transactions are translated into the functional currency of each entity at the rates of exchange prevailing on the date of the respective transactions. Monetary assets and liabilities in foreign currencies are translated into the functional currency of each entity at the exchange rate prevailing on the balance sheet date. Gains and losses on foreign currency transactions are included as (expense) income in the consolidated statements of operations.
Revenue recognition
     Revenues are recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of sale contract upon shipment or delivery of product.
     Certain of our sales contracts provide for provisional pricing based on the price on The London Metal Exchange Limited (“LME”), as specified in the contract, when shipped. Final settlement of the prices is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward price for the future period specified in the contract and same is adjusted in revenue. Proceeds from the sale of material by-products are included in revenue.
     Dividend income is recognized when the right to receive payment is announced and approved. Interest income is recognized on an accrual basis.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Income taxes
     Tax expense includes the current tax expense and deferred tax expense.
     Current taxes are determined based on amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.
     Deferred taxes are determined using the balance sheet method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
     The Company does not record deferred taxes on unremitted earnings of subsidiaries, associate and joint ventures where it is probable that the temporary differences will not reverse in the foreseeable future or management intends to reinvest such unremitted earnings indefinitely.
     Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted as of the balance sheet date. Deferred taxes relating to temporary differences on items recorded in other comprehensive income are recognized directly in shareholders’ equity and not in the statements of operations.
     Deferred tax assets are reviewed for recoverability, and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized.
     Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.
     The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.
     The Company evaluates each tax positions to determine if it is more likely than not that a tax position is sustainable, based on its technical merits. If a tax position does not meet the more likely than not standard, a liability is recorded. Additionally, for a position that is determined to, more likely than not, be sustainable, the Company measure the benefit at the highest cumulative probability of being realized and establish a liability for the remaining portion. A material change in the tax liabilities could have an impact on the results of the Company.
     The Company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense.
Accumulated other comprehensive income
     The Company reports accumulated other comprehensive income as a separate component of shareholders’ equity. The Company’s accumulated other comprehensive income is comprised of cumulative foreign currency translation adjustments arising on the consolidation of foreign subsidiaries, unrealized gains and losses on available-for-sale securities and unrealized gains and losses on cash flow hedges.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Shares issued by subsidiary/affiliate
     The issuance of shares by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. A change in the carrying value of the investment in a subsidiary/affiliate due to direct issue of shares by the investee is accounted for as a capital transaction and the resultant gain or loss is recognized in the shareholders’ equity when the transaction occurs.
Convenience translation
     The accompanying consolidated financial statements have been prepared in Indian Rupees, the functional currency of the Company. Solely for the convenience of the readers, the consolidated financial statements as of March 31, 2008 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 40.02 in the City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2008. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
Use of estimates
     The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the results of operations during the reporting period.
     Significant items subject to such estimates and assumptions include the carrying value of mine properties, useful economic lives of assets, impairment, environmental cost and asset retirement obligations, commitments contingencies and guarantees and deferred and current income taxes.
     Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from estimates.
Recently issued accounting pronouncements
SFAS No. 157, “Fair Value Measurements”
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company’s management is currently evaluating the impact of the adoption of SFAS No. 157 will have on its financial reporting and disclosures.
SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”
     In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on the Company’s financial reporting and disclosures.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51”
     In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51”. SFAS No. 160 improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact on the adoption of SFAS No. 160 will have on the Company’s financial reporting and disclosures.
SFAS No. 141 (R) “Business Combination”
     In December 2007, the Financial Accounting Standards Board issued SFAS No. 141 (Revised), “Business Combination”. SFAS No. 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS No. 141(R) will have on the Company’s financial reporting and disclosures.
SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”), which modifies and expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation and requires quantitative disclosures about fair value amounts and gains and losses on derivative instruments. It also requires disclosures about credit-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS No. 161 will have on the Company’s financial reporting and disclosures.

3.	Cash and Cash Equivalents
     Cash and cash equivalents consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Cash in hand	5	5	0.1
Cash at banks	1,972	2,344	58.6
Short-term deposit	7,459	10,014	250.2

Cash and cash equivalents	9,436	12,363	308.9

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
4.	Restricted — Cash, Deposits and Investments
     Restricted cash, deposits and investments consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Dividend, debenture, debenture interest account	93	59	1.5
Short-term investment securities	1,000	1,600	40.0

Restricted — cash, deposits and investments	1,093	1,659	41.5

     Short-term deposits with banks and investment securities have been pledged with banks for credit facilities.
     In accordance with the Indian Companies Act, 1956 (the “Companies Act”), dividends must be paid within thirty days from the date of the declaration and dividends unpaid or unclaimed after that period must be transferred within seven days after the expiry of such thirty day period to a special unpaid dividend account held at a designated banking institution. Further any amount of dividend, matured debentures or debentures interest which remains unpaid or unclaimed for seven years from the date it becomes due shall be transferred to the Investor Education and Protection Fund (“Fund”) established by the Government of India. Until transferred to such Fund, any such amount is treated as restricted cash under the Companies Act.
5.	Short-Term and Long-Term Investments
     Short-term and long-term investments consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Short-term investments and deposits
Trading securities and deposits	49,800	150,567	3,762.3
Net unrealized holding gains	1,525	3,797	94.9

Fair value	51,325	154,364	3,857.2

Long-term investments
Investments at cost	984	984	24.6
Available for sale (“AFS”) securities
Carrying value	83	52	1.3
Net unrealized holding gains	72	87	2.2

Fair value	155	139	3.5

Long-term investments	1,139	1,123	28.1

     Investments at cost include the unquoted investment in equity shares of Andhra Pradesh Gas Power Corporation Limited (“APGPC”) in the amount of Rs. 984 million ($24.6 million).
     AFS securities include quoted investments in equity securities that present the Company with the opportunity for return through dividend income and gains in value. AFS securities and the APGPC investments are tested for impairment annually or at an earlier date if there are indications of impairment. Impairment testing has not indicated any impairment and hence no impairment charge is recorded.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
6.	Accounts Receivable, net
     Accounts receivable, net consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Accounts receivable	14,874	13,352	333.6
Related party receivable	910	2,312	57.8

Total receivables	15,784	15,664	391.4
Allowances for doubtful accounts	(15)	(12)	(0.3)

Accounts receivable, net	15,769	15,652	391.1

7.	Accounts Payable
     Accounts payable consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Accounts payable	13,588	16,761	418.8
Acceptances	21,158	27,104	677.3
Related party payable	590	946	23.6

Accounts payable	35,336	44,811	1,119.7

     Acceptances represents bills of exchange drawn by suppliers of raw material that the bank accepts to make payment on the bill on its due date.
8.	Inventories
     Inventories consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Finished goods	1,414	1,233	30.8
Work-in-progress	9,860	11,580	289.4
Raw materials	14,584	16,554	413.6
Stores and spares	2,787	3,991	99.7

Inventories	28,645	33,358	833.5

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
9.	Property, Plant and Equipment, net
     Property, plant and equipment, net consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Land — freehold	251	255	6.4
Land development	222	237	5.8
Buildings	10,115	11,093	277.2
Mine properties	16,950	17,215	430.2
Plant and machinery	96,970	114,541	2,862.1
Office equipment and fixtures	1,206	1,365	34.1

Total cost	125,714	144,706	3,615.8
Accumulated depreciation, depletion and amortization	(40,194)	(47,481)	(1,186.4)

Property, plant and equipment, net of depreciation, depletion and amortization before assets under construction	85,520	97,225	2,429.4
Assets under construction	13,993	24,357	608.6

Property, plant and equipment, net	99,513	121,582	3,038.0

     Depreciation, depletion and amortization expense was Rs. 4,511 million, Rs. 5,959 million and Rs. 7,060 million, ($176.4 million) for the years ended March 31, 2006, 2007 and 2008, respectively.
     Interest capitalized in property, plant and equipment was Rs. 102 million and Rs. 31 million ($0.8 million) for the years ended March 31, 2007 and 2008, respectively.
10.	Investment in Associate
     Investment in associate consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Equity investment in associate	3,033	3,524	88.1
Investment in other securities of associate	—	16,000	399.8

Investment in associate	3,033	19,524	487.9

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
11.	Other Current and Non-Current Assets, net
     Other current and non current assets consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Advances to suppliers	3,419	4,491	112.1
Advances to employees	430	378	9.5
Advances to related parties	—	3,890	97.2
Deposits	1,302	1,285	32.1
Prepaid lease rentals	260	468	11.7
Fair value of derivatives — current	2,190	1,627	40.7
Others	5,720	3,780	94.4

Total other current and non-current assets	13,321	15,919	397.7
Allowances for doubtful advances	—	(160)	(4.0)
Other current and non-current assets, net	13,321	15,759	393.7

Balance sheet classification of the above assets is as follows:
Current	11,771	14,138	353.2
Non-current	1,550	1,621	40.5
12.	Other Current Liabilities
     Other current liabilities consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Unclaimed dividend	48	38	0.9
Advances received	478	617	15.4
Interest accrued	60	147	3.7
Payable to related parties	183	50	1.2
Security deposits received	1,407	2,145	53.6
Fair value of derivatives	1,236	639	16.0
Provision for guarantee	784	1,412	35.3
Others	3,800	2,257	56.4

Other current liabilities	7,996	7,305	182.5

     Security deposits refer to deposits received from material and service suppliers as security against performance. These deposits are refundable on satisfactory completion of the contract.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
13.	Other Non-Current Liabilities
     Other non-current liabilities consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Payable to related parties	3,284	3,607	90.1
Retirement benefits	603	647	16.2
Provision for asset retirement obligations	289	307	7.7
Others	18	20	0.5

Other non-current liabilities	4,194	4,581	114.5

14.	Asset Retirement Obligations
     Management estimated its gross aggregate obligations as of March 31, 2008 to be approximately Rs. 327 million ($8.2 million) for CMT, HZL and BALCO. The estimated present value of these obligations was Rs. 314 million ($7.9 million) as of March 31, 2008.
     Asset retirement obligations (“AROs”) represent the management’s best estimate of the costs which will be incurred in the future to meet the Company’s obligations under existing Indian and Australian laws and the terms of the Company’s mining and other licenses and contractual arrangements.
     The Company owns mining rights in Australia for copper and in India for zinc and bauxite. In relation to these mining rights, the Company has AROs because of existing Indian and Australian laws and the terms of the Company’s mining and other licenses and contractual arrangements.
     The agreement entered into between the Government of Australia and the Company, enabled by the Copper Mines of Tasmania (Agreement Act), 1999, sets out the legal liabilities of the Company and the rehabilitation requirements upon the eventual relinquishment of the leases. The obligations primarily relate to sealing of the mine and making it safe, removal of buildings, decommissioning of tailing dam and associated equipments. The estimated cost of such obligation on a discounted basis is Rs. 284 million ($7.1 million) as of March 31, 2008. The Company utilizes the services of vendors to provide it with estimates of such costs and considers such data points in arriving at its best estimate of such obligations.
     The relevant Indian law which governs AROs for mines in India is the Mines and Minerals (Development and Regulation) Act, 1957 and the Mineral Conservation and Development Rules, 1988. Under the relevant legislation, a company which has been granted a mining lease is expected to submit a mine closure plan together with a financial assurance which is a surety furnished by the leaseholder to the Government so as to indemnify the Government against the reclamation and rehabilitation cost. The amount of financial assurance is specified in the act and is calculated on the basis of Rupees per hectare of leased land, which varies with the categorization of mines under the Act. The financial assurance for “A” category mine is Rs. 25,000 per hectare of area put to use for mining and allied activities. In case of “B” category mine, the financial assurance is Rs. 15,000 per hectare of area put to use for mining and allied activities. Most of the Company’s mines are “A” category mines. This constitutes a legal obligation on the part of the Company which has been recognized as ARO.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     Asset retirement obligations consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Asset retirement obligations, beginning of year	265	296	7.4
Accretion expense	8	15	0.4
Revision for changes in estimate	—	(3)	(0.1)
Settlement and others	—	(8)	(0.2)
Foreign exchange (gain) loss	23	14	0.4

Asset retirement obligations, end of year	296	314	7.9

Balance sheet classification of the above obligations is as follows:
Current	7	7	0.2
Non-current	289	307	7.7
15.	Short-Term and Long-Term Debt
     Short-term debt represents borrowings with an original maturity of less than one year. Long-term debt represents borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder or the Company. Interest rates on floating-rate debt are generally linked to benchmark rates.
Working capital loans
     The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2007 and March 31, 2008 were Nil million and Rs. 6,119 million ($152.9 million), respectively. The Rs. 6,119 million working capital loan due as of March 31, 2008 is a US dollar denominated PCFC loan. Interest on this facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 75 basis points. These working capital loans are secured against the inventories and trade accounts receivables. Of these, Rs. 4,921 million have since been repaid.
Floating rate notes
     The Company issued US dollar denominated floating rate notes of $81 million in June 1997 repayable at the end of ten years. In June 2004, $67.6 million was repaid and the remainder has been repaid on the maturity of the notes in June 2007. Amounts outstanding under this facility were Rs. 584 million and nil as of March 31, 2007 and March 31, 2008 respectively. Interest on this facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 130 basis points. These are unsecured debts.
Foreign currency loans
     The Company had a US dollar denominated unsecured term loan facility of $92.6 million, the purpose of which was to refinance foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which has been repaid in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April, 2006, these loans were converted into Japanese yen loans amounting to Tranche A of Japanese yen 8,012.6 million and Tranche B of Japanese yen 2,862.5 million. Amounts due under this facility as of March 31, 2007 and March 31, 2008 were Rs. 4,024 million and Rs. 1,147 million ($28.7 million), respectively. Interest on this facility is based on Japanese yen LIBOR plus 44 basis points.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     The Company entered into an unsecured term loan facility consisting of Japanese yen 3,570 million and $19.7 million in September 2005, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. The first four tranches amounting to Japanese yen 2,856 million and $15.8 million repaid on or prior to March 31, 2008. The balances under this facility as of March 31, 2007 and March 31, 2008 were Rs. 1,306 million and Rs. 443 million ($11.1 million), respectively. Interest on Japanese yen facility is based on Japanese yen LIBOR plus 42 basis points and on the US dollar denominated facility is based on LIBOR plus 42 basis points.
Term loans
     The Company secured two syndicated Indian rupee term loan facilities totaling Rs. 17,000 million, of which Rs. 15,904 million has been drawn down at an average interest rate of 7.2% per annum. The interest rate has now been reset to 8.1%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan of Rs. 10,000 million is repayable in 12 quarterly installments commencing in January 2007, of which Rs. 6,263 million was paid by March 31, 2008; the second loan of Rs. 5,904 million is repayable in eight quarterly installments, due to commence in May 2009. However Rs. 2,042 million of repayments in respect of the second loan have been prepaid. As of March 31, 2007 and March 31, 2008, the balances were Rs. 11,862 million and Rs 7,599 million ($189.9 million), respectively.
Buyers’ credit
     As of March 31, 2008, the Company utilised extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2007 and March 31, 2008, the balances were Rs. 1,452 million and Rs 3,047 million ($76.1 million), respectively. These loans bear interest at LIBOR plus 60 basis points. These are unsecured debts.
Non-convertible debentures
     In April 2003 the Company had issued Rs. 1,000 million ($25.0 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($10.0 million), is due in April 2010 and Tranche B, which is in the amount of Rs. 600 million ($15.0 million), is due in April 2013. Interest rates are linked to annualized Indian Government Security rates. The applicable interest rate is 9.25% per annum. These debentures are secured by certain of SIIL’s immoveable properties.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     Short-term and current portion of long-term debt consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Short-term debt with Banks and financial institutions	—	6,119	152.9
Current portion of long-term debt*	8,353	4,071	101.7

Short-term and current portion of long-term debt	8,353	10,190	254.6

Weighted average interest rate on short-term debt	—	4.6%	4.6%
Unused line of credit on short-term facilities	38,675	46,393	1,159.3
     Long-term debt, net of current portion consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Bank and financial institutions	19,319	12,293	307.2
Non-convertible debentures	1,000	1,000	25.0
Others	1,162	727	18.1

Long-term debt	21,481	14,020	350.3
Less: Current portion of long-term debt	(8,353)	(4,071)	(101.7)

Long-term debt, net of current portion	13,128	9,949	248.6

     The scheduled maturity of long-term debt is set out as below:

		US dollars
As of March 31,	Rs. in millions	in millions
2009	4,071	101.7
2010	3,527	88.1
2011	5,414	135.3
2012	—	—
2013	—	—
Thereafter	1,008	25.2

Total	14,020	350.3

*	includes debt outstanding to related party of Rs. 281 million ($ 7.0 million)
16.	Business Combinations and Divestures
a. Call option — HZL
     The Company’s wholly-owned subsidiary Sterlite Opportunities and Ventures Limited, “SOVL” has the right to purchase all of the Government of India’s remaining shares in HZL at fair market value. As of March 31, 2007 and 2008, the Government of India’s holding in HZL was 29.5%. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. With effect from 11 April 2007, SOVL has the right to purchase all of the Government of India’s remaining

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
shares in HZL. The option has no expiry date. The Company has not yet exercised the option. The Company continues to engage in talks with the Government of India to agree on a process to complete the transaction.
b. Call option — BALCO
     The Company purchased a 51% holding in BALCO from the Government of India on 2 March 2001. Under the terms of this purchase agreement for BALCO, the Company has a call option that allows it to purchase any remaining Government holding in BALCO at any point from 2 March 2004. The Company exercised this option on 19 March 2004. However, the Government of India has contested the purchase price and validity of the option. The Company sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. However, the Court directed on 7 August 2006 that the parties attempt to settle the dispute by way of amicable negotiation and conciliation. As directed by the court, mediation proceedings were conducted and the Company believes that the mediation process has been completed. The Company is now awaiting further communication from the Government of India on this matter.
c. Divestment of aluminium conductor division of SIIL
     SIIL passed a resolution on August 21, 2006 to divest its aluminum conductor division. On August 30, 2006, the Company entered into an agreement to sell this division to STL, a company owned and controlled by Volcan, for Rs. 1, 485 million. The sale of this non-core business effective June 30, 2006 was approved by the shareholders of SIIL on September 30, 2006.
     The assets and liabilities as on June 30, 2006 transferred to the buyer are as follows:

Rs. in millions
Fixed assets	854
Current assets	3,806

Total assets	4,660

Debt	2,424
Current liabilities	646

Total liabilities	3,070

     Since this transaction was between entities under common control, the loss on sale of this business of Rs. 105 million was recorded as an adjustment to additional paid in capital in the shareholder’s equity of the Company for the year ended March 31, 2007. The operating results of the division have been reported separately from continuing operations and shown as discontinued operations in the Consolidated Statement of Operations for the years presented.
d. Sterlite Energy Limited
     On October 3, 2006, Sterlite acquired 100% of the outstanding shares of SEL from Twinstar Infrastructure Limited, an entity under common control, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     The assets and liabilities of the business acquired as on October 3, 2006 are as follows:

Rs. in millions
Fixed assets	23
Current assets	284

Total assets	307

Debt	281
Current liabilities	21

Total liabilities	302

17.	Accumulated Other Comprehensive Income/(Loss)
     The components of accumulated other comprehensive income/(loss) consist of the following as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Unrealized gain on available-for-sale securities	70	58	1.4
Foreign currency translation adjustment	(388)	(72)	(1.8)
Unrealized loss on cash flow hedges	(522)	(304)	(7.5)

Accumulated other comprehensive loss	(840)	(318)	(7.9)

18.	Shareholders’ Equity
Issued shares
     SIIL’s issued equity share capital as of March 31, 2007 and 2008 was Rs. 1,117 million and Rs. 1,417 million ($35.4 million), consisting of 558,494,411 shares and 708,494,411 shares, respectively, of Rs. 2 each including 4,099,400 equity shares allotted as fully paid upon conversion of 50,000 foreign currency redeemable convertible bonds.
     By a special resolution on March 29, 2006, the shareholders of SIIL approved a stock split resulting in a reduction in the par value of each equity share from Rs. 5 to Rs. 2 per equity share effective as of May 12, 2006 (the “Record Date”). The number of issued and subscribed equity shares increased to 279,346,173 shares of par value Rs. 2 each. On this date, SIIL also issued one additional equity share for each issued equity share, increasing the issued equity share capital to Rs. 1,117 million consisting of 558,494,411 equity shares of par value Rs. 2 each. All share and per share data have been retroactively restated to reflect the effect of stock split and stock dividend.
     SIIL issued an additional 150,000,000 equity share in June 2007, resulting in an increase in issued equity share capital from 558,494,411 shares to 708,494,411 shares. The net proceeds from the initial public offering of ADS of Rs. 80,506 million ($ 2,011.6 million) have been accounted for as an addition of Rs. 300 million ($7.5 million) to equity share capital and Rs. 80,206 million ($2,004.1 million) to additional paid-in-capital.
     Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
General reserves
     Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves as determined in accordance with applicable regulations were Rs. 2,148 million and Rs. 3,602 million ($90.0 million) as of March 31, 2007 and 2008, respectively.
Debenture redemption reserve
     The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as of March 31, 2007 and 2008 include Rs. 117 million and Rs. 146 million ($3.6 million) of debenture redemption reserve, respectively.
Preference share redemption reserve
     The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the company which otherwise would be available for dividends or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (shares premium account) or net income, before the shares are redeemed.
     If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings of the standalone financial statements of SIIL includes Rs. 769 million and Rs. 769 million of preference share redemption reserve as of March 31, 2007 and March 31, 2008, respectively.
Dividends
     Each equity share holder is entitled to dividends as and when the Company declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Equity dividends paid were Rs. 2,932 million (Rs. 5.25 per share) and nil for the years ended March 31, 2007 and 2008, respectively. Dividend distribution taxes on the equity dividends were Rs. 411 million and nil for the years ended March 31, 2007 and 2008, respectively, which were paid by the Company.
     Dividends are payable from the profits determined under Indian GAAP from statutory standalone financial statements of SIIL and its subsidiaries.
     Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     If profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from accumulated profits on the following conditions:
•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;
•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and
•	the balance of reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.
19.	Financial Instruments
(a) Derivatives and hedges
     In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option and swap contracts and other derivative financial instruments. The Company does not hold or issue derivative financial instruments for speculative purposes.
     All derivative financial instruments are recognized as assets or liabilities on the consolidated balance sheets and measured at fair value, generally based on quoted market prices or quotations obtained from financial institutions. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation.
     The fair values of all derivatives are separately recorded on the consolidated balance sheets within other current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.
     The Company uses derivative instruments as part of its management of exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The use of derivatives can give rise to credit and market risk. The Company controls credit risk by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.
Foreign exchange risk
     The Company uses forward exchange contracts, currency swaps, options and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Company is also exposed to foreign exchange risk on its exports. Most of these transactions are denominated in US dollars. The policy of the Company is to determine on a regular basis what portion of the foreign exchange risk on financing transactions and loans are to be hedged through forward exchange contracts and other instruments. There are systems in place for the review of open (i.e. unhedged) exposure limits and stop-loss levels by management.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Interest rate risk
     The short-term debt of the Company is principally denominated in Indian Rupees with mix of fixed and floating rates of interest. The long-term debt is principally denominated in Indian Rupees and US dollars. The US dollar debt is split between fixed and floating rates (linked to six-month US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
Counterparty and concentration of credit risk
     The Company is exposed to credit risk for receivables, liquid investments and derivative financial instruments. There is no concentration of credit risk for the receivables of the Company given the large number of customers and the business diversity. Credit risk on receivables is very limited as almost all credit sales are against letters of credit of banks of national standing. For current asset investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. For derivative and financial instruments, the credit risk is limited as the Company only deals with reputable banks and financial institutions. These exposures are further reduced by having standard International Swaps and Derivatives Association (ISDA) master agreements including set-off provisions with each counterparty.
Commodity price risk
     The Company has historically limited the use of derivatives for commodity hedging. As much as possible, the Company tries to mitigate price risk through favorable contractual terms. Moreover, hedging is used purely as a risk management tool and, in some cases, strategically to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments.
Aluminum
     The raw material is mined in India with sales prices linked to the LME prices. Currently, the Company does not undertake any hedging activities in its aluminum business.
Copper
     Copper smelting operations at Tuticorin benefit from a natural hedge matching of quotational periods for concentrate purchases with the timing of finished metal sales. The Company hedges metal prices when entering into customer and supplier contracts under an arrival/dispatch plan with corresponding future contracts. These hedges provide an economic hedge of a particular transaction risk but do not qualify as hedges for accounting purposes. The difference between the actual metal in concentrate recovered and the metal content in concentrate paid for, or “free metal”, is sometimes hedged for through forward contracts or options. For the mining assets in Australia, we have hedged a part of the production to secure cash flows on a selective basis.
Zinc
     Raw material for zinc and lead is mined in India with sales prices linked to the LME prices. Currently a part of exports out of India is hedged through forward contracts or other instruments.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Embedded derivatives
     Derivatives embedded in other financial instruments or other contracts are treated as separate derivative contracts and marked-to-market when their risks and characteristics are not clearly and closely related to those of their host contracts and the host contracts are not fair valued. The Company recognises provisional pricing as an embedded derivative in the host contract. The embedded derivative, which is the final settlement price based on a future price, is marked-to-market through the statement of operations for each period with reference to appropriate forward commodity prices.
     The fair value of the Company’s open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and other current liabilities is as follows:

	2007		2008		2008
As of March 31,	Asset	Liability	Asset	Liability	Asset	Liability
	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	US dollars	US dollars
					in millions	in millions
Cash flow hedges:
Commodity contracts	—	479	—	19	—	0.5
Forward foreign currency contracts	—	273	18	307	0.4	7.6
Interest rate swap (floating to fixed)	10	—	—	—	—	—
Fair value hedges:
Commodity contracts	184	—	—	30	—	0.8
Forward foreign currency contracts	34	9	183	283	4.6	7.1
Other	—	—	—	—	—	—
Non-qualifying hedges:
Commodity contracts	1,884	98	1,426	—	35.6	—
Forward foreign currency contracts	77	377	—	—	—	—
Interest rate swap	1	—	—	—	—	—
Other	—	—	—	—	—	—

Fair value	2,190	1,236	1,627	639	40.6	16.0

     The Company purchases copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge and refining charge (“TcRc”) which is negotiated with suppliers based on the prevailing market rate. TcRc has a variable component linked to LME. The Company is exposed to differences in the LME prices between the quotational periods of the purchase of copper concentrate and sale of the finished copper products. The Company hedges this variability of LME prices and tries to make the LME price a pass-through cost between its purchases of copper concentrate and sales of finished products, both of which are linked to the LME price.
     The Company also benefits from the differences between amounts paid for quantities of copper contents received and recovered in the manufacturing process, also known as “free copper”.
Cash flow hedges
     The Company, in its copper business, on selected basis hedged its revenue from variable margins and free copper by entering into future contracts. The main purpose of hedging is to fix the prices at a desired level. These are highly probable forecast transactions and accordingly have been accounted for as cash flow hedges and stated at fair value. The Company has also hedged part of its future sales in its zinc business. The change in fair value on these derivative contracts is recorded in OCI. These hedges have been effective for the year ended March 31, 2008.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged a part of its foreign currency exposure on capital commitments during fiscal 2008. Fair value changes on the open forward contracts are recognized in OCI.
Fair value hedge
     The Company has hedged the commodity price risk in outstanding payable in its copper business.
     In its zinc business, some of the Company’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Company enters into forward contracts for the respective quotational period based on average LME prices and thereby fixes its future revenue amount on the date of sale. Gains and losses on these hedge transactions were substantially offset by the amount of gains or losses on the underlying sales.
Non-qualifying/economic hedge
     The Company entered into derivative contracts which were not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper and zinc future contracts on the LME and certain other derivative instruments. The Company has accounted for fair value adjustments on its open derivative contracts as assets/liabilities in its consolidated balance sheets.
     Reconciliation for changes in net loss from derivative instruments reported in other comprehensive income is as follows:

	Accumulated other	Share of
	comprehensive	minority
	losses	interests	Total	Total
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Unrealized derivative loss/(income) as of April 1, 2006	140	(8)	132
Amount recognized in other comprehensive income, net of tax of Rs. 513 million	971	289	1,260
Amount reclassified to income statement, net of tax Rs. 414 million	(589)	(227)	(816)
Unrealized derivative loss as of March 31, 2007, net of tax Rs. 166 million	522	54	576

Unrealized derivative loss as of April 1, 2007	522	54	576	14.4
Amount recognized in other comprehensive income, net of tax of Rs. 37 million ($0.9 million)	(123)	52	(71)	(1.8)
Amount reclassified to income statement, net of tax Rs. 127 million ($3.2 million)	(95)	(105)	(200)	(5.0)
Unrealized derivative loss as of March 31, 2008, net of tax Rs. 2 million ($0.1 million)	304	1	305	7.6

     Unrealized derivative losses that are reported in accumulated other comprehensive income will be reclassified into earnings when the underlying transactions such as imports or exports of materials, repayment of debt and purchase of capital items occur. The entire amount in the table above is expected to be reclassified into earnings within the next 12 months.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
(b) Other financial instruments
     The carrying amounts of cash and cash equivalents, liquid and short-term investments in mutual funds, accounts receivable, prepaid expenses and other current assets, accounts payable, acceptances, accrued expenses, other current liabilities and short-term debt approximate their fair values due to the short terms of these instruments.
     The fair values of debt have been estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread required by the Company’s lenders for instruments of the given maturity.
     The following table presents a comparison of the fair values and carrying values of principal financial instruments of the Company:

	2007		2008		2008
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
As of March 31,	value	fair value	value	fair value	value	fair value
	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	US dollars	US dollars
					in millions	in millions
Assets:
Long-term investments	1,139	1,139	1,123	1,123	28.1	28.1
Liabilities:
Long-term debt, net of current portion	13,128	12,985	9,949	9,873	248.6	246.7
20.	Commitments, Contingencies and Guarantees
(a) Commitments and contingencies
Commitments
     The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.
Capital commitments
     Significant capital commitments of the Company as of March 31, 2008 amounted to Rs. 81,733 million ($2,042.3 million), and these are related to capacity expansion projects, including commitments amounting to Rs. 44,929 million ($1,122.7 million) for the Company’s new energy business.
Export obligations
     The Company has export obligations of Rs. 32,233 million ($805.4 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 4,633 million ($115.8 million), reduced in proportion to actual exports. Due to the remote likelihood of the Company being unable to meet its export obligations, no loss is anticipated with respect to these obligations and hence no provision has been made in its consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Contingencies
     The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claims related to these tax liabilities is Rs. 4,177 million ($104.4 million). Management has evaluated these contingencies and hence has recorded Rs. 703 million ($ 17.6 million) as current liabilities as of March 31, 2008.
     Claims by third parties amounted to Rs. 5,051 million ($126.2 million) as of March 31, 2008. No liability has been recorded against these claims, based on management’s estimate that none of these claims would become obligations of the Company. The Company intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations.
     Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.
(b) Guarantees and Put Option
     The Company has given guarantees on the issuance of customs duty bonds amounting to Rs. 334 million ($8.3 million) for import of capital equipment at concessional rates of duty. The Company has fulfilled its obligations under the bonds and procedural formalities are yet to be completed by the authorities for releasing the bonds. The Company does not anticipate any liability on these guarantees.
     The Company has provided guarantees on behalf of IFL for its loan obligations to the extent of Rs. 1,820 million ($45.5 million) and the outstanding amounts against these guarantees as of March 31, 2008 was Rs. 1,631 million ($40.8 million). For loan obligations of Rs. 1,146 million ($28.6 million) of IFL guaranteed by the Company, the Company has also granted a put option to a bank under which the bank may require the Company to repurchase the loan in lieu of looking to the Company’s guarantee.
     The Company reviewed its liabilities under the guarantees and the put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees as of March 31, 2006 was Rs. 886 million. The Company recognized a liability of Rs. 784 million for the guarantees and the put option in fiscal 2006.
     In January 2008, an agreement was entered between The Madras Aluminium Company Limited (“MALCO”), a company under common control of Vedanta, and a third party for the disposal of MALCO’s entire interest in IFL. The transaction is expected to be completed in the next financial year after obtaining necessary statutory approvals. In connection with this agreement, the Company is obligated to settle guarantees issued to banks. As such, the Company, during the year revised its liability to Rs. 1,412 million ($35.3 million) to represent the expected net cash outflow at completion. Thus, an additional charge of Rs. 628 million ($15.7 million) has been recognized in the financial statements of the Company during the year ended March 31, 2008.
     The Company has issued a corporate guarantee of Rs. 7,000 million ($174.9 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 11,464 million ($286.5 million) for importing

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs. 269 million ($6.7 million) for Raw Material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. With respect to the corporate guarantee of Rs. 7,000 million ($174.9 million), Vedanta Aluminium has issued a counter guarantee to the Company indemnifying the Company for any liability on such guarantee. As of March 31, 2008, management determined that the Company has no liability on either of these guarantees.
     The Company has given a bank guarantee amounting to Australian Dollar 5.0 million (Rs. 183 million or $4.6 million) in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($8.0 million). These liabilities are fully recognized in the consolidated financial statements of the Company. The management of the company does not anticipate any liability on these guarantees.
     The Company has given bank indemnity guarantees amounting to Australian Dollar 2.9 million (Rs. 95 million or $2.4 million) in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given performance bank guarantees amounting to Rs. 2,663 million ($66.5 million) as of March 31, 2008. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2008 is Rs. 912 million ($22.8 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 468 million ($11.7 million) for litigations, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.
     The Company’s outstanding guarantees and put option cover obligations aggregating to Rs. 23,110 million ($577.4 million) as of March 31, 2008. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the financial statements for these guarantees and put option.
21.	Income Taxes
Overview of the Indian direct tax regime
     Indian companies are subject to Indian income tax on a stand alone basis and not on a consolidated basis. Each entity is assessed for tax on taxable profits determined for each fiscal year beginning on April 1 and ending on March 31. For each fiscal year, a company’s profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).
     Regular income taxes are assessed based on book profits prepared under accounting principles generally accepted in India (“Indian GAAP”) adjusted in accordance with the provisions of the Indian Income Tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, the use of tax losses carried forward and gratuity costs.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax. MAT is assessed at 10.0% plus a surcharge. MAT paid during a year can be set off against regular income taxes within a period of seven years succeeding the assessment year in which MAT credit arises.
     Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenges by the tax authorities. There are appeals procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved in the High Court or the Supreme Court.
     The assessment of Indian companies, falling under different jurisdiction within India, is completed for fiscal year 2004 to fiscal year 2006.
     There are various tax exemptions or tax holidays available to companies in India. The most important to the Company are:
•	The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated areas of India can benefit from a tax holiday. A typical tax holiday would exempt 100.0% of the profits from the undertaking for five years, and 30.0% for five years thereafter.

•	The power plants’ exemption — Profits on newly constructed power plants can benefit from a tax holiday. A typical holiday would exempt 100.0% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company.

•	Wind power plant’s exemption — Profits are exempt from income tax for any continuous block of 10 years in the first 15 years of operations. Accelerated depreciation of 80% is available in the first year of operations.

•	Export Oriented Unit’s exemption — Profits from units designated as an EOU, from where goods are exported out of India, are exempt from tax upto March 2010.
     The effect of such tax holidays were Rs. 488 million (impact on basic EPS — Rs. 0.88), Rs. 5,192 million (impact on basic EPS — Rs. 9.30) and Rs. 5,855 million ($146.3 million) (impact on basic EPS — Rs. 8.68 ($0.2)) for the years ended March 31, 2006, 2007 and 2008, respectively.
     Business losses can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year for which the loss was first computed. Unabsorbed depreciation can be carried forward for an indefinite period.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     Details of tax expense charged to statements of operations for the years ended March 31:

	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Current tax:
Indian income tax	7,600	21,849	17,620	440.3
Foreign income tax	294	1,343	790	19.7

Total current tax	7,894	23,192	18,410	460.0

Deferred tax:
Indian income tax	1,464	1,904	3,046	76.1
Foreign income tax	(353)	63	168	4.2

Total deferred tax	1,111	1,967	3,214	80.3

Income taxes for the year	9,005	25,159	21,624	540.3
Effective income tax rate	29.7%	26.9%	26.1%	26.1%
     A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Company’s effective income tax rate for the year ended March 31:

	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Income before income taxes, minority interests and equity in net gain/(loss) of associate	30,307	93,534	82,826	2,069.7
Indian statutory income tax rate	33.7%	33.7%	34.0%	34.0%
Expected income tax (benefit) expense at statutory tax rate	10,201	31,483	28,153	703.5
Disallowable expenses	528	325	550	13.7
Non-taxable income	(211)	(1,016)	(3,145)	(78.6)
Impact of tax rate differences	(831)	(159)	(78)	(1.9)
Tax holiday and similar exemptions	(488)	(5,192)	(5,855)	(146.3)
Minimum alternative tax/wealth tax	69	—	1,227	30.7
Other permanent differences	75	40	25	0.5
Valuation allowance (reversal)/provision	(268)	(14)	—	—
Adjustments to income tax provisions based on tax assessments	(70)	(308)	747	18.7

Income taxes recognized in the statement of operations	9,005	25,159	21,624	540.3

     Valuation allowances created in the past have been reversed/utilized on account of the generation of taxable profits in a subsidiary.
     Effective April 1, 2007, the Company adopted the provisions of FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the Company has recognized a Rs. 535 million ($ 13.3 million) decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods, which was accounted for as an increase to the April 1, 2007 balance of retained earnings.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     Reconciliation for unrecognized tax benefit is as follows:

	2008	2008
	Rs. in millions	US dollars
		in millions
Unrecognized tax benefit, beginning of the year	1,219	30.5
Additions for tax positions of prior years	58	1.4
Settlements	(93)	(2.3)

Unrecognized tax benefit, end of the year	1,184	29.6

     The Companies’ total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs. 1,184 million ($29.6 million) as of March 31, 2008 and thereby would affect the company’s effective tax rate.
     In addition, the Company has accrued interest and necessary penalties, where applicable, of Rs. 45 million ($1.1 million) related to unrecognized tax positions.
     Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.
     Components of activities gave rise to deferred tax assets and liabilities as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Deferred tax asset:
Voluntary retirement scheme	126	32	0.8
Accounts receivable, net	356	175	4.4
Employee benefits	235	187	4.7
Minimum alternate tax credit	1,044	1,157	28.9
Others	846	401	9.9

Gross deferred tax asset	2,607	1,952	48.7
Less: Valuation allowance	—	(1,157)	(28.9)

Net deferred tax asset	2,607	795	19.8

Deferred tax liabilities:
Fair valuation of assets and liabilities	(1,183)	(1,059)	(26.5)
Property, plant and equipment	(13,874)	(15,849)	(396.0)
Others	(407)	(226)	(5.6)

Total deferred tax liabilities	(15,464)	(17,134)	(428.1)

Net deferred tax liabilities	(12,857)	(16,339)	(408.3)

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     The following are the details of the deferred tax assets and liabilities as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Deferred tax assets
Current	1,152	421	10.5
Non-current	1,455	374	9.3

Total	2,607	795	19.8

Deferred tax liabilities
Current	1,479	765	19.1
Non-current	13,985	16,369	409.0

Total	15,464	17,134	428.1

     One of the Company’s subsidiaries had set up a deferred tax asset, for the Minimum Alternate Tax (“MAT”) paid which is available as a set off against regular income tax payable in the immediately succeeding seven years. During the year ended March 31, 2008, due to the increased income tax benefits expected to be available from its power generation activity and due to the expected reduction in the regular income taxes, the Company expects that it would not be able to utilize the MAT credit and has therefore established a valuation allowance against the MAT credit.

22.	Employee Benefits
     The Company participates in defined benefits and contribution pension schemes, the assets of which are held (where funded) in separately administered funds. The cost of providing benefits under the plans is determined each year separately for each plan using the actuarial projected unit credit method.
     Actuarial gains and losses arising in the year are recognized in full in the statement of operations of that year.
     For defined contribution schemes, the central provident fund scheme, the superannuation scheme and the Australian pension scheme, the amount charged to the statements of operations is the contributions payable in the year.
Defined contribution plans
     The Company contributed an aggregate of Rs. 234 million, Rs. 257 million and Rs. 314 million ($7.8 million) for the years ended March 31, 2006, 2007 and 2008, respectively, to the following defined contribution plans:
Central provident fund
     In accordance with Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2008) of an employee’s basic salary. These contributions are made to the fund administered and managed by the Government of India or to independently managed and approved funds. The Company has no further obligations under the plan beyond its monthly contributions which are charged to income in the period they are incurred. The benefits are paid to employees on their retirement or resignation from the Company.
Superannuation
     Superannuation, another pension scheme applicable in India, is applicable only to senior executives. Each relevant company holds a policy with the Life Insurance Corporation of India (the “LIC”), to which each company contributes a fixed amount relating to superannuation and the pension annuity is met by the LIC as required, taking into consideration the contributions made. Accordingly, this scheme has been accounted for as a defined contribution plan and contributions are charged directly to the statements of operations.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Australian pension scheme
     The Company also participates in defined contribution pension schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.0% of the employee’s gross remuneration where the employee is covered by the industrial agreement and 12.0% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions.
     The Company’s contribution to the above defined contribution plans aggregated Rs. 29 million, Rs. 27 million and Rs. 28 million ($0.7 million) for years ended March 31, 2006, 2007 and 2008 respectively.
Defined benefit plans
Gratuity plan
     In accordance with Payment of Gratuity Act of 1972, SIIL and its Indian subsidiaries provide a defined benefit plan (the “Gratuity Plan(s)”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement, disability or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company.
     Actuarial valuations of the assets of the schemes are performed on an annual basis where such assets are held in separate funds managed by the LIC of India.
     The following table sets out the funded status and the amount recognized in the financial statements for the gratuity plans as of March 31:

	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Change in projected benefit obligation:
Projected benefit obligation, beginning of year	1,106	1,200	1,359	33.9
Service cost	62	65	75	1.9
Interest cost	82	89	104	2.6
Actuarial (gain) loss	(22)	56	1	—
Benefits paid	(28)	(51)	(55)	(1.4)

Projected benefit obligation, end of the year	1,200	1,359	1,484	37.0

Change in plan assets:
Fair value of plan assets, beginning of year	697	720	783	19.6
Actual return on plan assets	47	54	71	1.8
Company contributions	9	60	71	1.8
Benefits paid	(33)	(51)	(55)	(1.4)

Fair value of plan assets, end of the year	720	783	870	21.8

Shortfall of plan assets, over benefit obligation	(480)	(576)	(614)	(15.2)

Accrued pension cost	(480)	(576)	(614)	(15.2)

Accumulated benefit obligation	756	1,256	1,132	28.3

     Liability for the post retirement medical benefits was Rs. 32 million, Rs. 27 million and Rs. 35 million ($0.9 million) as of March 31, 2006, 2007 and 2008 respectively.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     The Company expects to contribute Rs. 99 million ($2.5 million) to the defined benefit plans in fiscal 2009.
     Net gratuity cost for the years ended March 31 consist of the following components:

	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Service cost	62	65	75	1.9
Interest cost	82	89	104	2.6
Expected return on plan assets	(47)	(56)	(69)	(1.7)
Recognized net actuarial (gain) loss	(21)	57	—	—

Net periodic benefit cost	76	155	110	2.8

     The assumptions used in accounting for the gratuity plan for the years ended March 31 are set out below:

	2006	2007	2008
Discount rate	7.5%	7.5%-8%	7.5%-7.8%
Rate of increase in compensation level of covered employees	5.0%	5.0%	5.0%
Expected return on assets	8.0%	8.0%	7.5%-9.1%
     The following table presents estimated future benefit payments relating to the Gratuity Plans:

		US dollars
Year Ended March 31,	Rs. in millions	in millions
2009	81	2.0
2010	122	3.0
2011	150	3.8
2012	179	4.5
2013	194	4.8
Thereafter for five years	1,072	26.8

23.	Share-Based Compensation Plans
     The Company offers equity-based award plans to its employees, officers and directors through its parent Vedanta Resources plc.
The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)
     The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
scheme, initial awards under the LTIP were granted in February 2004 with further awards being made in June 2004, November 2004, February 2006 and November 2007. Vedanta issued awards in February 2007 under which Vedanta’s TSR will be compared over a one-year period with the performance of the companies defined in the scheme. The exercise price of the awards is 10 US cents per share and the performance period of each award is three years.
     The fair value of these awards has been determined at the date of the grant of the award allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Company’s estimate of the number of awards that will eventually vest as a result of non-market conditions, is expensed on a straight-line basis over the vesting period. The fair values were calculated using the Monte Carlo simulation with suitable modifications to allow for specific performance conditions of the LTIP.
     The Company early adopted FAS 123(R) “Share-Based Payment” and hence there is no impact on the financial statements of the Company in fiscal 2007 due to introduction of this accounting standard.
     The parent, Vedanta, on the basis of number of shares allotted to the Company employees charged a proportionate cost to the Company in the amount of Rs. 52 million, Rs. 161 million and Rs. 152 million ($3.8 million) which is recorded in the statements of operations for the years ended March 31, 2006, 2007 and 2008, respectively.

24.	Other Income/Expenses
     The Company offered a voluntary separation package in its zinc operations for which Rs. 97 million were recognized in the statements of operations in the years ended March 31, 2007.
     The Company had given corporate guarantees to certain banks in relation to debt of IFL. The Company has also invested in preference shares of and provided loans to IFL. In the year ended March 31, 2006, the Company reviewed these guarantees, investments and loans taking into consideration IFL’s financial position which indicated a need for an impairment review. The Company estimates that the value of the investments and loans stand fully impaired as of March 31, 2006 and that the fair value of the guarantees is Rs. 886 million. It has therefore recognized a liability of Rs. 784 million, taking the total impairment charge to Rs. 1,300 million in fiscal 2006.
     During the fiscal 2008, by virtue of an agreement for sale of IFL’s shares held by MALCO, a related party, a further liability has evolved upon the Company and hence the Company has revised its liability to Rs. 1,412 million ($35.3 million) by recognizing an additional provision of Rs. 628 million ($15.7 million) during fiscal 2008.
     In the year ended March 31, 2007, the Company sold a property, consisting primarily of land and buildings in Mumbai, for Rs. 1,000 million, resulting in a profit of Rs. 986 million.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
25.	Earnings per Share (“EPS”)
     The following basic and diluted EPS is adjusted retroactively for all the periods presented to reflect the impact of stock dividend, rights issue and stock split effective as of May 12, 2006 in the tables below for the years ended March 31:

	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Net income from continuing operations	15,130	47,346	42,600	1,064.6
Net income from discontinued operations	369	86	—	—

Net income	15,499	47,432	42,600	1,064.6

Weighted average number of ordinary shares for earnings per share	553,216,634	558,494,411	674,478,018	674,478,018
Earnings per share:
Income from continuing operations	27.35	84.78	63.16	1.58
Income from discontinued operations	0.67	0.15	—	—

Earnings per share	28.02	84.93	63.16	1.58

     As of March 31, 2008, the Company does not have any potentially dilutive outstanding equity shares.
26.	Related Party Transactions
     The Company enters into transactions in the normal course of business with its related parties, including its parent, Vedanta and its subsidiaries and companies over which it has significant influence. The significant transactions relate to normal sale and purchase of goods, reimbursement of expenses incurred, issuance of guarantees and investments. Transactions include a loan advanced by the Company in fiscal 2004 to a relative of a director which was repaid in fiscal 2006. Related party transactions also include legal fees paid to a firm in which a director of a wholly-owned subsidiary is a partner, on normal commercial terms and conditions. All inter-company transactions and balances are eliminated in consolidation. A summary of significant related party transactions for the years ended 2006, 2007 and 2008 is noted below:
Enterprises where principal shareholders have control or significant influence
•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Sterlite Technologies Limited (“STL”)

•	Sterlite Gold Limited/Ararat Gold Recovery Company Limited (“SGL”)/(“AGRC”)*

•	Konkola Copper Mines Plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
•	Vedanta Foundation/Anil Agarwal Foundation

•	Political and Public Awareness Trust

•	Volcan Investments Limited (“Volcan”)

•	Duratube

•	Brockway Inc.

•	Vedanta Resource Cyprus Limited

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”)
Associate
     Vedanta Aluminium Limited (“Vedanta Aluminium”)
Associate of Vedanta Resources plc
     India Foils Limited (“IFL”)

*	With the disposal of holding in SGL in September 2007, these are no more the related party of the Company.
     Summary of significant related party transactions are as follows:

For the Year Ended March 31,	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Sales
STL	154	2,320	3,268	81.7
IFL	1,510	1,988	1,417	35.4
MALCO	—	13	7	0.1
Vedanta Aluminium	—	202	—	—
Purchases
STL	—	50	11	0.3
MALCO	364	349	—	—
Sesa Industries	—	—	2	0.1

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Interest and dividend income/(expense)
Vedanta	(242)	(212)	—	—
MALCO	(15)	(13)	—	—
Vedanta Aluminium	—	—	40	1.0
IFL	21	11	—	—
Other (payments)/receipts
Vedanta	(275)	(272)	(201)	(5.0)
Sterlite Foundation and Anil Agarwal Foundation	(32)	(30)	(24)	(0.6)
Political & charitable trusts	(3)	—	—	—
MALCO	54	117	—	—
KCM	—	64	—	—
AGRC	—	4	—	—
STL	—	2	1	—
Vedanta Aluminium	—	(313)	(1,797)	(44.9)
Investment during the year
Vedanta Aluminium	—	1,315	16,000	399.8
Loans during the year
Vedanta Aluminium	—	—	3,890	97.2
Sale of assets/ business
STL	—	1,485	—	—
Guarantees outstanding*
MALCO	1,100	—	—	—
Vedanta Aluminium	4,571	6,144	18,733	468.1
IFL	1,820	1,820	1,820	45.5

*	Maximum guarantee amount and does not represent actual liability.
     The significant receivable from and payable to related parties as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
Investments
Vedanta Aluminium	2,972	18,972	474.1
Receivable from/(payable to)
IFL	353	369	9.2
STL	481	827	20.7
MCNV	(3,284)	(3,607)	(90.1)
Vedanta	(765)	(996)	(24.9)
MALCO	(8)	—	—
KCM	58	131	3.3
AGRC	18	—	—
Twinstar Infrastructure Limited	(281)	(281)	(7.0)
Vedanta Resources Cyprus Limited	(456)	—	—
Vedanta Aluminium	—	4,872	121.7
Sesa Goa	—	3	0.1

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

27.	Segment Information
     The Company is primarily in the business of non-ferrous mining and metals in India and Australia. The Company has four reportable segments: copper, zinc, aluminum and corporate and others. The management of the Company is organized by its main products: copper, zinc and aluminum. Each of the reported segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker. Segment profit amounts are evaluated regularly by the Company’s Managing Director and CEO who has been identified as its Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance.
Copper
     The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT.
Zinc
     The zinc business is owned and operated by HZL, India’s leading zinc producer. The Company has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and three lead-zinc mines in Northwest India.
Aluminum
     The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.
Corporate and others
     The operating segment “Corporate and others” is primarily commercial power generation business and other corporate activities.
(a) Business segments
     The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Company’s managing director and CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the years ended March 31, 2006, 2007 and 2008.

				Corporate
For the Year Ended March 31, 2006	Copper	Zinc	Aluminum	and others	Elimination	Total
	Rs. in millions
Net sales to external customers	67,921	38,573	16,297	—	—	122,791
Inter-segment sales	—	—	1,424	—	(1,424)	—

Segment sales	67,921	38,573	17,721	—	(1,424)	122,791

Segment profit	8,982	23,216	4,752	(8)	—	36,942
Depreciation, depletion and amortization	(1,323)	(1,929)	(1,256)	(3)	—	(4,511)
Guarantees, impairment of investment and loan	—	—	—	(1,300)	—	(1,300)

Operating income (loss)	7,659	21,287	3,496	(1,311)	—	31,131
Interest and dividend income						1,873
Interest expense						(3,238)
Net realized and unrealized investment gains						541

Income before income taxes, minority interests and equity in net loss of associate						30,307
Income taxes						(9,005)

Income after income taxes, before minority interests and equity in net loss of associate						21,302
Minority interests						(6,073)
Equity in net loss of associate, net of taxes				(99)		(99)

Net income from continuing operations						15,130

Income from divested business, net of tax						369

Net income						15,499

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

				Corporate
For the Year Ended March 31, 2007	Copper	Zinc	Aluminum	and others	Elimination	Total
	Rs. in millions

Net sales to external customers	115,192	85,963	40,091	—	—	241,246
Inter-segment sales	—	—	911	—	(911)	—

Segment sales	115,192	85,963	41,002	—	(911)	241,246

Segment profit	17,689	65,129	15,765	(2)	—	98,581
Depreciation, depletion and amortization	(1,440)	(2,124)	(2,394)	(1)	—	(5,959)
Voluntary retirement scheme expenses		(97)	—	—	—	(97)
Gain on sale of real estate	986	—	—	—	—	986

Operating income (loss)	17,235	62,908	13,371	(3)	—	93,511
Interest and dividend income						2,072
Interest expense						(4,329)
Net realized and unrealized investment gains						2,280

Income before income taxes, minority interests and equity in net income of associate						93,534
Income taxes						(25,159)

Income after income taxes, before minority interests and equity in net income of associate						68,375
Minority interests						(21,053)
Equity in net income of associate, net of taxes				24		24

Net income from continuing operations						47,346

Income from divested business, net of tax						86

Net income						47,432

Assets
Segment assets	66,653	95,508	54,043	6,644	—	222,848
Investment in associate	—	—	—	3,033	—	3,033

Total assets	66,653	95,508	54,043	9,677	—	225,881

Additions to property, plant and equipment	2,023	11,125	1,388	6,153		20,689

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

				Corporate
For the Year Ended March 31, 2008	Copper	Zinc	Aluminum	and others	Elimination	Total	Total
	Rs. in millions						US dollars
							in millions
Net sales to external customers	126,276	78,222	41,596	320	—	246,414	6,157.2
Inter-segment sales	—	—	99	—	(99)	—	—

Segment sales	126,276	78,222	41,695	320	(99)	246,414	6,157.2

Segment profit	12,650	55,563	14,244	384	—	82,841	2,070.0
Depreciation, depletion and amortization	(1,613)	(2,371)	(2,663)	(413)	—	(7,060)	(176.4)
Guarantees, impairment of investment and loan	—	—	—	(628)		(628)	(15.7)

Operating income (loss)	11,037	53,192	11,581	(657)	—	75,153	1,877.9
Interest and dividend income						6,548	163.6
Interest expense						(3,386)	(84.6)
Net realized and unrealized investment gains						4,511	112.8

Income before income taxes, minority interests and equity in net income of associate						82,826	2,069.7
Income taxes						(21,624)	(540.3)

Income after income taxes, before minority interests and equity in net income of associate						61,202	1,529.4
Minority interests						(19,093)	(477.1)
Equity in net income of associate, net of taxes				491		491	12.3

Net income from continuing operations						42,600	1,064.6

Income from divested business, net of tax						—	—

Net income						42,600	1,064.6

Assets
Segment assets	144,694	133,233	57,146	21,582	—	356,655	8,911.8
Investment in associate	—	—	—	19,524	—	19,524	487.9

Total assets	144,694	133,233	57,146	41,106	—	376,179	9,399.7

Additions to property, plant and equipment	1,120	12,499	3,923	11,604		29,146	728.3
     No single customer accounted for 10% or more of the Company’s net sales on a consolidated basis or for any of the Company’s primary businesses in any of the periods indicated.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
(b) Geographical segmental analysis
     The Company’s operations are located in India and Australia. The following table provides an analysis of the Company’s sales by geographical market, irrespective of the origin of the goods as of March 31:

	2006	2007	2008	2008
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
India	68,852	114,222	140,503	3,510.8
Far East(1)	22,654	69,624	62,303	1,556.8
Other(2)	31,285	57,400	43,608	1,089.6

Net sales	122,791	241,246	246,414	6,157.2

(1)	Far East includes a number of countries, including China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, United Arab Emirates, Turkey, Qatar, Saudi Arabia, Syria, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland, Australia, Cameroon, Malawi and Iran.
     The following is an analysis of the carrying amount of long lived assets analyzed by the geographical area in which the assets are located as of March 31:

	2007	2008	2008
	Rs. in millions	Rs. in millions	US dollars
			in millions
India	98,576	120,793	3,018.3
Australia	937	789	19.7

Long-lived assets	99,513	121,582	3,038.0

28.	Subsequent Event
     On 30 May, 2008, the Company and ASARCO LLC, or Asarco, a mining, smelting and refining Company based in Tucson, Arizona (United States of America), signed a definitive agreement for the Company to acquire substantially all the operating assets of Asarco for $2.6 billion in cash following an auction process. The agreement is subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division.

SCHEDULE II-Valuation and Qualifying Accounts

		Charged to
	Balance at	Revenue,			Balance at
	beginning of	Costs or	Other		end of
	period	Expenses	Additions	Deductions	Period
As of March 31, 2007 ( in Rs. in millions);
Valuation Allowance	14		—	(14)	—
Allowances for doubtful accounts receivables	15	—	—	—	15

As of March 31, 2008 ( in Rs. in millions);
Valuation Allowance	—	1,157	—	—	1,157
Allowances for doubtful accounts receivables	15	160	—	(3)	172

As of March 31, 2008 ( in US dollars in millions);
Valuation Allowance	—	28.9	—	—	28.9
Allowances for doubtful accounts receivables	0.3	4.0	—	—	4.3

Note:

One of the Company’s subsidiaries had set up a deferred tax asset, for the Minimum Alternate Tax (“MAT”) paid which is available as a set off against regular income tax payable in the immediately succeeding seven years. During the year ended March 31, 2008, due to the increased income tax benefits expected to be available from its power generation activity and due to the expected reduction in the regular income taxes, the Company expects that it would not be able to utilize the MAT credit and has therefore established a valuation allowance against the MAT credit.