Form 20-F
period 2009-03-31
STERLITE INDUSTRIES (INDIA) LTD
filed 2009-07-10
CIK 1370431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2009
or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                                                    to
or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-33175
Sterlite Industries (India) Limited
(Exact Name of Registrant as specified in its charter)

Republic of India (Jurisdiction of Incorporation or Organization)	Vedanta, 75 Nehru Road Vile Parle (East) Mumbai, Maharashtra 400-099 India (Address of Principal Executive Offices)
Rajiv Choubey
Company Secretary and Head Legal
Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099
India
(91) 461 661 2123
rajiv.choubey@vedanta.co.in
(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depositary Shares, each representing one equity share, par value Rs. 2 per equity share (Title of Class)	New York Stock Exchange (Name of Exchange On Which Registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of March 31, 2009, 708,494,411 equity shares, par value Rs. 2 per equity share, were issued and outstanding, of which 75,678,479 equity shares were held in the form of 75,678,479 American Depositary Shares, or ADSs. Each ADS represents one equity share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑       No ☐
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
Yes ☑      No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐      No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐      No ☑

PAGE
PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
ITEM 4. INFORMATION ON THE COMPANY	25
ITEM 4A. UNRESOLVED STAFF COMMENTS	92
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	92
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	123
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	130
ITEM 8. FINANCIAL INFORMATION	136
ITEM 9. THE OFFER AND LISTING	140
ITEM 10. ADDITIONAL INFORMATION	141
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	175
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	176
PART II	176
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	176
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	177
ITEM 15. CONTROLS AND PROCEDURES	177
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	179
ITEM 16B. CODE OF ETHICS	179
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	179
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	179
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	179
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	179
ITEM 16G. CORPORATE GOVERNANCE	180
PART III	180
ITEM 17. FINANCIAL STATEMENTS	180
ITEM 18. FINANCIAL STATEMENTS	180
ITEM 19. EXHIBITS	180
SIGNATURES	185
INDEX TO FINANCIAL STATEMENTS	F-1
EX-4.42 Settlement and Purchase and Sale Agreement dated March 6, 2009.
EX-4.43 Amendment No.1 dated April 15, 2009 to the Settlement and Sales and Purchase Agreement dated March 6, 2009.
EX-4.44 Amendment No.2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009.
EX-4.45 Amendment No.3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009.
EX-4.46 Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009.
EX-4.47 Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited.
EX-4.48 Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs.772.5 million term loan facility.
EX-4.49 Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited.
EX-4.50 Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs.250 million term loan facility.
EX-4.51 Rs.55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited.
EX-4.52 $140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited.
EX-4.53 Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent.
EX-4.54 Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures.
EX-4.55 Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited.
EX-8.1 List of subsidiaries of Sterlite Industries (India) Limited.
EX-12.1 Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
EX-12.2 Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
EX-13.1 Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
EX-13.2 Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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
     In this annual report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 35.2740 oz and one ton equivalent to 32,000 oz, and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet. Unless otherwise indicated, the accompanying financial information for our company has been prepared in accordance with US generally accepted accounting principles, or US GAAP, for the fiscal years ended March 31, 2007, 2008 and 2009. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
     We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company — A. History and Development of our Company” for more information on these companies and their relationships to us. Unless otherwise stated in this annual report or unless the context otherwise requires, references in this annual report to “we,” “us,” “our,” “Sterlite,” “our company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, and Talwandi Sabo Power Limited, or TSPL. References in this annual report to “SIIL” mean Sterlite Industries (India) Limited. Our consolidated financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Onclave PTC Limited, or Onclave, The Madras Aluminium Company Limited, or MALCO, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Industries Limited, and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions, including the unprecedented and challenging conditions recently;

•	our ability to successfully consummate strategic acquisitions, including our proposed acquisition of substantially all of the operating assets of ASARCO LLC, or Asarco, a copper mining, smelting and refining company based in Tucson, Arizona, United States;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
     These and other factors are more fully discussed in “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
ITEM 3. KEY INFORMATION
A. Selected Consolidated Financial Data
     The selected historical consolidated statements of operations, cash flows and other consolidated financial data presented below for fiscal 2007, 2008 and 2009, and the selected historical consolidated balance sheet data as of March 31, 2008 and 2009, have been derived from our audited consolidated financial statements, which have been audited by Deloitte Haskins & Sells, Mumbai, India, or Deloitte, our independent registered public accounting firm, and included elsewhere in this annual report. The selected historical consolidated statements of operations, cash flows and other consolidated financial data presented below for fiscal 2005 and 2006, and the selected historical consolidated balance sheet data as of March 31, 2006 and 2007, have been derived from our audited consolidated financial statements, which have also been audited by Deloitte, that are not included in this annual report.
     Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 50.87 per $1.00 and AUD 1.44 per $1.00 in the City of New York for cable transfers of Indian Rupees and the Australian dollar, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. No representation is made that the Indian Rupee and Australian dollar amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.
     You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this annual report.

	Year Ended March 31,
	2005		2006		2007		2008		2009		2009
	(in millions, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	Rs.	66,643	Rs.	122,791	Rs.	241,246	Rs.	246,414	Rs.	212,192	$4,171.3
Other operating revenues		628		1,334		2,251		2,616		3,683	72.4

Total revenue		67,271		124,125		243,497		249,030		215,875	4,243.7
Cost of sales		(50,615)		(86,981)		(144,798)		(164,869)		(164,566)	(3,235.1)
Selling and distribution expenses		(1,428)		(2,117)		(3,444)		(3,808)		(3,847)	(75.6)
General and administration expenses		(2,370)		(2,596)		(2,633)		(4,572)		(5,078)	(99.8)
Other income/(expenses):
Gain on sale of real estate		—		—		986		—		—	—
Impairment of assets		(1,276)		—		—		—		—	—
Voluntary retirement scheme expenses		(186)		—		(97)		—		—	—
Guarantees, impairment of investments and loans		—		(1,300)		—		(628)		(137)	(2.7)

Operating income		11,396		31,131		93,511		75,153		42,247	830.5
Interest and dividend income		1,780		1,873		2,072		6,548		16,728	328.8
Interest expense		(1,962)		(3,238)		(4,329)		(3,386)		(6,874)	(135.1)
Net realized and unrealized investment gains		399		541		2,280		4,511		2,254	44.3

Income before income taxes, minority interests and equity in net (loss)/income of associate		11,613		30,307		93,534		82,826		54,355	1,068.5
Income taxes:
Current		(2,674)		(7,894)		(23,192)		(18,410)		(8,041)	(158.1)
Deferred		(831)		(1,111)		(1,967)		(3,214)		1,595	31.4

Income after income taxes, before minority interests and equity in net (loss)/income of associate		8,108		21,302		68,375		61,202		47,909	941.8
Minority interests		(2,764)		(6,073)		(21,053)		(19,093)		(12,346)	(242.7)
Equity in net (loss)/income of associate, net of taxes		—		(99)		24		491		(6,001)	(118.0)

Net income from continuing operations		5,344		15,130		47,346		42,600		29,562	581.1
Discontinued operations:
Income from divested business, net of tax		222		369		86		—		—	—

Net Income	Rs.	5,566	Rs.	15,499	Rs.	47,432	Rs.	42,600	Rs.	29,562	$581.1

	Year Ended March 31,
	2005		2006		2007		2008		2009		2009
	(in millions, except share and per share data)
Basic earnings per share:(1)
Income from continuing operations	Rs.	11.74	Rs.	27.35	Rs.	84.78	Rs.	63.16	Rs.	41.7	$0.82
Income from discontinued operations		0.48		0.67		0.15		—		—	—

Basic earnings per share	Rs.	12.22	Rs.	28.02	Rs.	84.93	Rs.	63.16	Rs.	41.7	$0.82

Diluted earnings per share: (1)
Income from continuing operations	Rs.	11.57	Rs.	27.35	Rs.	84.78	Rs.	63.16	Rs.	41.7	$0.82
Income from discontinued operations		0.48		0.67		0.15		—		—	—

Diluted earnings per share	Rs.	12.05	Rs.	28.02	Rs.	84.93	Rs.	63.16	Rs.	41.7	$0.82

Weighted average number of equity shares used in computing earnings per share: (1)
Basic		455,343,743		553,216,634		558,494,411		674,478,018		708,494,411	708,494,411
Diluted		465,108,143		553,216,634		558,494,411		674,478,018		708,494,411	708,494,411
Dividend declared per share(2)	Rs.	3.00	Rs.	1.25	Rs.	4.00	Rs.	4.00	Rs.	3.50	$0.07

Notes:

(1)	Earnings per share and weighted average number of equity shares used in computing earnings per share have been adjusted for the five-for-two stock split and one-for-one bonus issue effective May 12, 2006.

(2)	The dividend for fiscal 2006 was recommended by our board of directors on May 30, 2006 and approved by our shareholders at the general meeting held on September 20, 2006. The dividend paid for fiscal 2006 was paid after the five-for-two stock split and one-for-one bonus issue effective May 12, 2006. The interim dividend for fiscal 2007 was declared by our board of directors on November 15, 2006 and paid on December 11, 2006 to holders of record of our equity shares on December 7, 2006. On May 3, 2007, our board of directors recommended that the interim dividend should be considered as the final dividend for fiscal 2007. The dividend for fiscal 2008 was recommended by our board of directors on April 26, 2008 and approved by our shareholders at the general meeting held on August 22, 2008. On April 28, 2009, our board of directors recommended a final dividend of Rs. 3.50 ($0.07) per equity share for fiscal 2009, subject to shareholders’ approval at the next general meeting to be held before September 2009.

	As of March 31,
	2006		2007		2008		2009		2009
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	Rs.	9,258	Rs.	9,436	Rs.	12,363	Rs.	2,701	$53.1
Total assets		167,539		225,881		376,179		443,086	8,710.2
Long-term debt, net of current portion		30,237		13,128		9,949		14,384	282.8
Short-term and current portion of long-term debt		4,390		8,353		10,190		20,202	397.1
Total shareholders’ equity		53,498		96,960		221,123		246,865	4,852.9

	Year Ended March 31,
	2005		2006		2007		2008		2009		2009
	(in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	Rs.	6,075	Rs.	19,595	Rs.	40,418	Rs.	(17,594)	Rs.	78,204	$1,537.3
Investing activities		(21,391)		(16,676)		(24,006)		(56,404)		(95,458)	(1,876.5)
Financing activities		17,321		375		(15,910)		76,582		7,986	157.0

Other Consolidated Financial Data:
Net sales:
Copper	Rs.	34,508	Rs.	67,921	Rs.	115,192	Rs.	126,276	Rs.	116,525	$2,290.7
Zinc		21,967		38,573		85,963		78,222		55,724	1,095.4
Aluminum		10,168		16,297		40,091		41,596		39,170	770.0
Power(1)		—		—		—		—		773	15.2
Corporate and others(1)		—		—		—		320		—	—

Total	Rs.	66,643	Rs.	122,791	Rs.	241,246	Rs.	246,414	Rs.	212,192	$4,171.3

Operating income:
Copper	Rs.	2,440	Rs.	7,659	Rs.	17,235	Rs.	11,037	Rs.	10,557	$207.5
Zinc		8,309		21,287		62,908		53,192		25,148	494.4
Aluminum		1,824		3,496		13,371		11,581		6,364	125.1
Power(1)		—		—		—		—		184	3.6
Corporate and others(1)		(1,177)		(1,311)		(3)		(657)		(6)	(0.1)

Total	Rs.	11,396	Rs.	31,131	Rs.	93,511	Rs.	75,153	Rs.	42,247	$830.5

Segment profit:(2)
Copper	Rs.	3,899	Rs.	8,982	Rs.	17,689	Rs.	12,650	Rs.	12,574	$247.2
Zinc		9,785		23,216		65,129		55,563		27,777	546.0
Aluminum		2,504		4,752		15,765		14,244		8,954	176.0
Power(1)		—		—		—		—		792	15.6
Corporate and others(1)		(100)		(8)		(2)		384		132	2.6

Total	Rs.	16,088	Rs.	36,942	Rs.	98,581	Rs.	82,841	Rs.	50,229	$987.4

Notes:

(1)	The corporate and other segment includes the results from the power segment for the periods prior to the year ended March 31, 2009.

(2)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods presented:

	Year Ended March 31,
	2005		2006		2007		2008		2009		2009
	(in millions)
Copper:
Operating income	Rs.	2,440	Rs.	7,659	Rs.	17,235	Rs.	11,037	Rs.	10,557	$207.5
Plus:
Depreciation, depletion and amortization		1,239		1,323		1,440		1,613		2,017	39.7
Gain on sale of real estate		—		—		(986)		—		—	—
Impairment of assets		220		—		—		—		—	—

Segment profit	Rs.	3,899	Rs.	8,982	Rs.	17,689	Rs.	12,650	Rs.	12,574	$247.2

Zinc:
Operating income	Rs.	8,309	Rs.	21,287	Rs.	62,908	Rs.	53,192	Rs.	25,148	$494.4
Plus:
Depreciation, depletion and amortization		1,290		1,929		2,124		2,371		2,629	51.6
Voluntary retirement scheme expenses		186		—		97		—		—	—

Segment profit	Rs.	9,785	Rs.	23,216	Rs.	65,129	Rs.	55,563	Rs.	27,777	$546.0

Aluminum:
Operating income	Rs.	1,824	Rs.	3,496	Rs.	13,371	Rs.	11,581	Rs.	6,364	$125.1
Plus:
Depreciation, depletion and amortization		680		1,256		2,394		2,663		2,590	50.9

Segment profit	Rs.	2,504	Rs.	4,752	Rs.	15,765	Rs.	14,244	Rs.	8,954	$176.0

Power:(a)
Operating income	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	184	$3.6
Plus:
Depreciation, depletion and amortization		—		—		—		—		608	12.0

Segment profit	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	792	$15.6

Corporate and others:(a)
Operating income	Rs.	(1,177)	Rs.	(1,311)	Rs.	(3)	Rs.	(657)	Rs.	(6)	$(0.1)
Plus:
Depreciation, depletion and amortization		21		3		1		413		1	0.0
Impairment of assets		1,056		—		—		—		—	—
Guarantees, impairment of investments and loan		—		1,300		—		628		137	2.7

Segment profit	Rs.	(100)	Rs.	(8)	Rs.	(2)	Rs.	384	Rs.	132	$2.6

(a)	The corporate and other segment includes the results from the power segment for the periods prior to the year ended March 31, 2009.

	Year Ended March 31,
	2007		2008		2009
	(in US dollars per ton, except as indicated)
Market and Cost Data:
London Metal Exchange (LME) price:(1)
Copper	$6,984		$7,588		$5,885
Zinc	3,581		2,992		1,563
Aluminum	2,663		2,620		2,234
Treatment charge and refining charge (TcRc):(2)
Copper	31.1	¢/lb	15.7	¢/lb	11.7	¢/lb
Cost of production:(3)
Copper smelting and refining(4)	6.1	¢/lb	1.8	¢/lb	3.1	¢/lb
Zinc(5)	$862		$884		$710
Aluminum(6)	$1,626		1,720		1,700

Notes:

(1)	Calculated as the daily average cash seller settlement price for the period.

(2)	Represents our average realized TcRc for the period.

(3)	Cost of production is not a recognized measure under US GAAP. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2007		2008		2009
	(in millions, except Production output and Cost of production)
Copper:
Segment sales	Rs.	115,192	Rs.	126,276	Rs.	116,670
Less:
Segment profit		(17,689)		(12,650)		(12,574)

Segment cost		97,503		113,626		104,096
Less:
Purchased concentrate/rock		(91,489)		(107,422)		(95,478)
By-product/free copper net sales		(1,935)		(4,283)		(4,337)
Cost for downstream products		(938)		(1,197)		(1,613)
Others, net		(1,236)		(195)		(1,690)

Total expenses	Rs.	1,905	Rs.	529	Rs.	979

Production output (in tons)		312,720		339,294		312,833
Cost of production(a)	6.1¢/lb		1.8¢/lb		3.1¢/lb

	Year Ended March 31,
	2007		2008		2009
	(in millions, except Production output and Cost of production)
Zinc:
Segment sales	Rs.	85,963	Rs.	78,222	Rs.	55,724
Less:
Segment profit		(65,129)		(55,563)		(27,777)

Segment cost		20,834		22,659		27,947
Less:
Cost of tolling including raw material cost		(14)		—		(409)
Cost of intermediary product sold		(2,487)		(2,944)		(1,301)
By-product net sales		(1,223)		(2,637)		(4,848)
Cost of lead metal sold		(1,463)		(1,787)		(2,079)
Others, net		(2,050)		(118)		(1,312)

Total expenses	Rs.	13,598	Rs.	15,173	Rs.	17,998

Production output (in tons)		348,316		426,323		551,724
Cost of production (per ton) (a)		$862		$884		$710
Aluminum:
Segment sales	Rs.	41,002	Rs.	41,695	Rs.	39,336
Less:
Segment profit		(15,765)		(14,244)		(8,954)

Segment cost		25,237		27,451		30,382
Less:
Cost of intermediary product sold		(177)		(118)		—
By-product net sales		(312)		(367)		(328)
Cost for downstream products		(1,323)		(1,709)		(1,966)
Others, net		(322)		(181)		(314)

Total expenses	Rs.	23,103	Rs.	25,076	Rs.	27,774

Production output (hot metal) (in tons)		313,817		362,296		355,733
Cost of production (per ton) (a)		$1,626		$1,720		$1,700

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2007, 2008 and 2009 of Rs. 45.29 per $1.00, Rs. 40.24 per $1.00, and Rs. 45.91 per $1.00, respectively.

(4)	Cost of production relates only to our custom smelting and refining operations and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa and excluding the benefit of the phosphoric acid plant. Revenue earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.

(5)	Our zinc operations are fully integrated. As a result, cost of production of zinc consists of the total direct cost of producing zinc from the mines and smelters, including extracting ore from the mines, converting the ore into zinc concentrate and smelting to produce zinc ingots. Our zinc segment includes lead and silver. Silver is a by-product of lead and accordingly, there are no additional processing costs for silver. Revenue earned from the sale of silver is reported as profit in this segment. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced. HZL’s cost of production in the last month of fiscal 2009, or its exit cost of production for fiscal 2009, was $594 per ton.

(6)	Cost of production of aluminum for BALCO’s smelters includes the cost of producing bauxite and conversion of bauxite into aluminum metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminum metal, for the portion of BALCO’s operations where alumina is sourced from third parties. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at its 100,000 tons per annum, or tpa, aluminum smelter and ceased operations at this smelter on June 5, 2009. As the 100,000 tpa aluminum smelter had a higher cost of production than the newer (and remaining) 245,000 tpa smelter, and partly as a result of efforts by BALCO to decrease its operating costs in response to the recent global economic conditions, BALCO’s exit cost of production for fiscal 2009 was $1,146 per ton.
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
     Our copper and aluminum businesses source a majority of their copper concentrate and alumina requirements from third parties. For example, in fiscal 2009, we sourced 92.0% of our copper requirements and BALCO sourced in excess of 72.0% of its alumina requirements from third parties. As a result, profitability and operating margins of our copper and aluminum businesses depend upon our ability to obtain the required copper concentrate and alumina at prices that are low relative to the market prices of the copper and aluminum products that we sell.
     We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. We attempt to hedge against such risks, but are still exposed to timing and quantity mismatches. In addition, some of our long-term copper concentrate supply agreements provide for a TcRc that is a percentage of the prevailing LME price, and hence would fluctuate with the LME price, or provide our third party supplier with price participation terms linked to LME prices. See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Metal Prices and Copper TcRc.” On March 6, 2009, we and Asarco signed an agreement for us to purchase substantially all the operating assets of Asarco. The agreement remains subject to approval by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. If this acquisition is completed, our copper reserves would be substantially increased and our results of operations in future periods would be increasingly dependent upon the LME price of copper metal. See “Item 5. Operating and Financial Review and Prospects — Recent Developments.”
     We purchase alumina from third party suppliers through short-term contracts and on the spot market. The market price for alumina has historically fluctuated independently and significantly from the market price of aluminum. See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Metal Prices and Copper TcRc — Zinc and Aluminum.” Both the market prices of the copper concentrate and alumina that we purchase and the market prices of the copper and aluminum metals that we sell have experienced volatility in the past, and any increases in the market prices of these raw materials relative to the market prices of the metals that we sell would adversely affect the profitability and operating margins of our copper and aluminum businesses, which could have a material and adverse effect on our results of operations and financial condition.
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
     We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the transport of our products to our customers. These conditions and events include:
•	Disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminum smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. For example, power interruptions caused BALCO to partially suspend operations at its 245,000 tpa aluminum smelter at Korba in May 2006, and as a result of this interruption the smelter did not become fully operational again until November 2006. Similarly, our Tuticorin copper refining and smelting facility had a four-day delay in ramp-up following a scheduled maintenance shutdown between April and May 2008 due to stabilization issues faced during the post-shutdown ramp-up and an unscheduled 34-day interruption in production between November and December 2008 due to damage in a cooling tower as a result of the collapse of its foundation. CMT’s Mt. Lyell processing plant had an unscheduled shutdown for 20 days in September 2008 in order to make structural repairs and reinforcements. The losses from these interruptions include lost production, repair costs and other expenses.

•	Availability of raw materials for energy requirements. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ energy requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminum business, which has high energy consumption due to the energy-intensive nature of aluminum smelting, is significantly dependent on receiving allocations from Coal India Limited, or Coal India, the government-owned coal monopoly in India, and its subsidiaries. A shortage of coal from April 2005 led Coal India to reduce the amount of coal supplied to all of its non-utility customers, including BALCO. As a result, BALCO was forced to utilize higher-priced imported coal and coal from non-linkage sources, which resulted in higher power generation costs.

•	Availability of water. The mining operations of our zinc and aluminum businesses and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited, or NTPC, regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to NTPC premises. Arbitration proceedings commenced on May 18, 2009 and are ongoing. An unfavorable resolution to this dispute may significantly increase BALCO’s costs of obtaining water for that power plant.

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our operations and operating results.

•	Accidents at mines, smelters, refineries, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, smelters, refineries, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit, collapses of the open-pit wall and operation of large open-pit mining and rock transportation equipment. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence and underground drilling, blasting and removal and processing of ore. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. We are required by law to compensate employees for work-related injuries. Failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

•	Strikes and industrial actions or disputes. The majority of the total workforce of our consolidated group of companies is unionized. Strikes and industrial actions or disputes have in the past and may in the future lead to business interruptions and halts in production. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the Government of India. We also experienced short strikes and work stoppages in 2005 and 2006. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with trade unions may not be renewed on terms favorable to us, or at all. The wage settlement agreements entered into by HZL and BALCO with their respective unions expired on July 1, 2007 and April 1, 2009, respectively. We are currently in negotiations with these unions to renew the wage settlement agreements and work is therefore ongoing at HZL and BALCO without collective agreements. Other work stoppages or other labor-related developments, including the introduction of new labor regulations in India or Australia, may occur in the future.
     The occurrence of any one or more of these conditions or events could have a material adverse effect on our results of operations and financial condition.
We are substantially dependent upon our Rampura Agucha zinc mine, and any interruption in our operations at that mine could have a material adverse effect on our results of operations and financial condition.
     Our Rampura Agucha zinc mine produced 91% of the total mined metal in zinc concentrate that we produced in fiscal 2009 and constituted 76% of our proven and probable zinc reserves as of March 31, 2009. Our zinc business provided 59.5% of our operating income in fiscal 2009. Our results of operations have been and are expected to continue to be substantially dependent on the reserves and low cost of production of our Rampura Agucha mine, and any interruption in our operations at the mine for any reason could have a material adverse effect on the results of operations and financial condition of our business as a whole.
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
     Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Since the second half of 2008, this uncertainty has increased due to the disruption in the global financial markets. See “ — Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations — Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Future debt financing, if available, may result in increased finance charges, increased financial leverage, decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.
     In light of this, our planned and any proposed future expansions and projects may be materially and adversely affected if we are unable to obtain funding for such capital expenditures on satisfactory terms, or at all, including as a result of any of our existing facilities becoming repayable before its due date. In addition, there can be no assurance that our planned or any proposed future expansions and projects will be completed on time or within budget, which may adversely affect our cash flow. These expansions and projects include those described in “Item 4. Information on the Company — B. Business Overview — Our Business — Competitive Strengths — Strong pipeline of growth projects.”
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
     On March 6, 2009, we and Asarco signed an agreement for us to purchase substantially all the operating assets of Asarco. We had previously signed an agreement to acquire substantially all the operating assets of Asarco on May 30, 2008, following which in October 2008, due to the financial turmoil, the steep fall in copper prices and adverse global economic conditions, we and Asarco entered into discussions to renegotiate the prior agreement. The current agreement to acquire Asarco follows such renegotiation of the prior agreement and remains subject to approval by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. We cannot assure you that the acquisition as renegotiated will be completed, or that, if completed, we will be successful in integrating the acquired business into our existing businesses or that the acquired business will be profitable. See “Item 5. Operating and Financial Review and Prospects — Recent Developments.”

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
We are developing our commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses.
     In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. We are investing approximately Rs. 82,000 million ($1,612.0 million) to build a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is being pursued by our wholly-owned subsidiary Sterlite Energy. Commissioning of this project will be carried out in stages and is expected to begin in the third quarter of fiscal 2010, with full completion anticipated by the second quarter of fiscal 2011. For more information, see “Item 4. Information on the Company — B. Business Overview — Our Business — Our Commercial Power Generation Business — Our Plans for Commercial Power Generation.”
     In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of Rs. 92,450 million ($1,817.4 million). Commissioning of this project will be carried out in stages and is expected to be completed in April 2013. On September 1, 2008, Sterlite Energy completed the acquisition of Talwandi Sabo Power Limited, or TSPL, for a purchase price of Rs. 3,868.4 million ($76.0 million). For more information, see “Item 4. Information on the Company — B. Business Overview — Our Business — Our Commercial Power Generation Business — Our Plans for Commercial Power Generation.”
     In addition, HZL’s board of directors has approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($314.5 million). Wind power plants with a combined power generation capacity of 123.2 MW have been commissioned in the States of Gujarat and Karnataka in India at a total cost of Rs. 6,030 million ($118.5 million) and have been fully operational since July 2008.
     Although we have some experience building and managing captive power plants to provide a significant percentage of the power requirements of our copper, zinc and aluminum businesses, and in March 2007 commissioned our first wind power plant, we have limited experience building, operating and managing wind power plants and competing in the commercial power generation business. In addition to the significant capital investment, our management’s focus will also be directed towards this new business.
     In particular, the building of coal-based power facilities is a long and capital-intensive process, with typically several years elapsing and significant capital investment required between the time that a decision to commence a project is made and the commencement of commercial operations. The completion targets for our projects and any other projects we may undertake are estimates and are subject to numerous risks and uncertainties, such as:
•	We may face many uncertainties, including regulatory requirements and restrictions which may change by the time our planned power facility is completed. These may include a change in the tariff policy, which may have an adverse impact on our revenues and reduce our margins. We may also face delays in the development of our power plants and any coal mines we may seek to develop, as other coal and power companies in India and Southeast Asia recently have, as a result of protests or other obstructive or delaying activities by displaced persons and others who may oppose such developments.

•	We must obtain the consent of certain of our lenders to commence a new business, and there can be no assurance that we will obtain such consents.

•	We will be dependent upon third parties for the construction, delivery and commissioning of the power facilities, the supply and testing of equipment and transmission and distribution of any power we produce.

•	We do not have our own coal mines, and given recent shortages in coal supplies in India, we may also not be successful at procuring an adequate supply of coal at sufficiently attractive prices, or at all, for our power plant to operate and generate a return on our investment.

•	We may face opposition to our projects by local communities where these projects are located or from special interest groups, including as a result of the perceived negative impact of coal mines and coal-based power plants to the environment or any required displacement and resettlement of individuals and families in the area of a project.

•	The commercial power generation business is highly competitive and we will be competing with established commercial power generation companies, including NTPC, the Tata Power Company Limited, or Tata Power, and Reliance Energy Limited, with significant resources and many years of experience in the commercial power generation business.
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

If any power facilities we build and operate as part of our commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenue may be adversely affected.
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
Our proposed acquisition of Asarco faces competition from other potential acquirors, is uncertain and on which investors should not place undue reliance, and if it is not completed, we may be sued by Asarco based on our prior agreement to acquire Asarco.
     On March 6, 2009, we and Asarco signed an agreement for us to purchase substantially all the operating assets of Asarco. We had previously signed an agreement to acquire substantially all the operating assets of Asarco on May 30, 2008, following which in October 2008, due to the financial turmoil, the steep fall in copper prices and adverse global economic conditions, we and Asarco entered into discussions to renegotiate the prior agreement. The current agreement to acquire Asarco follows such renegotiation of the prior agreement and its consummation remains contingent upon the confirmation of a Chapter 11 plan of reorganization proposed by Asarco and sponsored by our wholly owned subsidiary Sterlite (USA) Inc., or Sterlite USA, by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. See “Item 5. Operating and Financial Review and Prospects — Recent Developments.”
     Our proposed acquisition of Asarco is uncertain and investors should not place undue reliance upon it. Two other potential acquirors, namely, Asarco Incorporated along with Americas Mining Corporation, subsidiaries of Grupo México, S.A.B. de C.V., or Grupo México, and Harbinger Capital Partners Master Fund I Ltd, have also submitted proposed reorganization plans. The US Bankruptcy Court allowed such reorganization plans to be considered along with the reorganization plan proposed by Asarco and sponsored by Sterlite USA, and submission of a joint disclosure statement containing the three reorganization plans proposed by all three parties. At a court hearing on July 2, 2009, the US Bankruptcy Court approved the adequacy of the joint disclosure statement. The three reorganization plans have been submitted to Asarco’s creditors for their approval. The US Bankruptcy Court will decide which proponent’s plan will be confirmed based on, among other things, whether the plan (i) meets the statutory requirements for confirmation under the US Bankruptcy Code, (ii) treats creditors more fairly than the others, (iii) is more feasible than the others, and (iv) is preferred by creditors based upon responses expressed in their ballots. The decision is expected to be made following a hearing which is currently scheduled from August 10, 2009 through August 19, 2009.
     If either of the other two potential acquirors is selected, we will not be able to acquire Asarco and we may be sued by Asarco under certain circumstances. Each of the other two potential acquirors has included in its proposed reorganization plan that all potential claims held by Asarco against Sterlite and Sterlite USA for, among other things, alleged breach of the original May 30, 2008 agreement, will be distributed to a trust for the benefit of the creditors of Asarco, which trust will prosecute such claims for the benefit of the creditors. Grupo México, in its proposed reorganization plan, has estimated the value of Asarco’s claims against Sterlite and Sterlite USA to be in the range of $400 million to $3 billion, subject to mitigating factors. Those factors may include the ultimate purchase price for the assets being sold by Asarco, adjustments to the ultimate purchase price due to changes in value of working capital as provided in the original May 30, 2008 agreement and changes in the value of assumed liabilities. Asarco discloses in the joint disclosure statement its view that the recovery, if any, against such potential claims may be approximately $100 million. Accordingly, if we are not selected as the winning plan proponent, we will likely be the defendant of breach of contract claims demanding the payment of significant damages. Any adverse judgment or settlement would likely have a material adverse effect on our business, results of operations, financial condition and prospects. Our current agreement with Asarco provides for the settlement and release of any potential claims against us arising out of our original May 30, 2008 agreement, but that agreement will only be effective if the reorganization plan proposed by Asarco and sponsored by Sterlite USA is confirmed.
     If we are successful in acquiring Asarco, we will be subject to a number of risks, including risks relating to the size of the acquisition, the acquisition price, our ability to integrate the acquired business, an increase in the geographic scope of our operations that exposes us to extensive laws and regulations in the United States and our ability to retain the senior management team and key employees of the acquired business.
     If we are selected as the winning plan proponent for Asarco and our proposed acquisition of Asarco is completed, we will be subject to a number of additional risks that could adversely affect our business, financial condition and results of operations, which may in turn affect the value of our common stock after the closing of the transaction. These risks include the following:
•	It is a substantial acquisition and shareholders cannot be certain that we are paying an appropriate price for Asarco. The Asarco acquisition will be the largest acquisition in the history of our company, representing a significant investment of our company’s resources. While we have performed what we believe to be adequate diligence with respect to Asarco, as we are purchasing Asarco out of bankruptcy, the information available to us has been more limited than might otherwise be the case. In addition, as with any acquisition, we cannot be certain that we have adequately accounted for all of the costs and risks of the acquired business in the price we have negotiated. Similarly, our shareholders cannot be certain that the price we are paying is an appropriate price. Further, there can be no assurance the price we have currently negotiated will be the final purchase price for the acquisition as the purchase consideration has been increased previously, from $1.7 billion to $1.87 billion, mainly in line with expected changes in working capital at closing, as agreed on June 12, 2009, and may be increased in the future.

•	Integration of Asarco’s business. We may be unsuccessful in integrating Asarco’s business and operations with our own in an effective and efficient manner, which may cause us to fail to achieve the anticipated benefits of the acquisition and harm our business. The difficulties of combining the two companies’ businesses potentially will include, among other things:
¡	the necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies, and the integration of certain operations following the transaction will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day business of our company;

¡	any inability of our management to integrate successfully the operations of Asarco or to adapt to the copper mining, smelting and refining business in the United States; and

¡	any inability of our management to cause best practices to be applied to the business we are acquiring.

•	The geographic scope of our business will be increased to include the United States. Asarco’s business and assets are located in the United States. If the acquisition is completed, we will be subject to extensive laws and regulations governing exploration, development, production, occupational health, mine safety, toxic substances, waste disposal, protection and remediation of the environment, protection of endangered and protected species, and other related matters in the United States, including the US Federal Clean Air Act and the US Federal Resource Conservation and Recovery Act, as well as local and state laws in the states of Arizona and Texas. Our business will also become subject to political, economic and social conditions in the United States. Because we presently have no significant operations in the United States, these risks are different from and in addition to those to which our business has historically been exposed.

•	We may be unsuccessful in retaining the senior management team and other key employees at Asarco. The success of our acquisition will depend in part upon our ability to retain the senior management team and other key employees at Asarco. Competition for qualified personnel can be very intense. In addition, senior management and key employees may depart because of issues relating to the uncertainty or difficulty associated with the integration of Asarco or a desire not to remain with our company. Accordingly, no assurance can be given that we will be able to retain senior management and key employees at Asarco to the extent necessary to successfully integrate its business with ours and make the acquired business profitable.
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
     By a letter dated April 4, 2003, the managing director of HZL notified the Government of India that the board of directors of HZL had reviewed its expansion plans and had approved a brownfield expansion of its smelting capacity at Chanderiya by setting up a new 170,000 tpa zinc smelter. Furthermore, the April 4, 2003 letter informed the Government of India that the Kapasan Project would not be undertaken and that considering the very significant cost advantage of undertaking the brownfield expansion at Chanderiya as compared to the Kapasan Project, the report of an independent expert may not be required. Although the expansion at Chanderiya was reviewed and approved by the HZL board of directors at its meetings held on January 24, 2003, April 16, 2003 and April 25, 2003, the minutes of the HZL board meetings did not reflect that a review of the feasibility of the Kapasan Project had occurred within a period of one year from April 11, 2002, that the HZL board had, in its good faith and reasonable judgment, confirmed that the Kapasan Project was not in the best economic interests of HZL, or that the report of an independent expert would not be obtained. Over two years later, in a letter dated November 10, 2005, the Government of India responded to the letter sent by HZL on April 4, 2003 and requested that HZL provide it with a copy of the report of the independent expert on the basis of which SOVL concluded that the Kapasan Project was not in the best economic interest of HZL. The Government of India also requested a copy of the minutes of the meeting of the HZL board of directors related to the decision not to pursue the Kapasan Project. In a letter dated December 1, 2005, the Government of India repeated its request for the documentation specified in its November 10, 2005 letter to HZL. HZL responded to the Government of India in a letter dated December 7, 2005 and provided extracts of the minutes of the HZL board meetings held on January 24, 2003, April 16, 2003 and April 25, 2003, related to the review and approval of the brownfield expansion at Chanderiya. HZL did not obtain a report of an independent expert related to the Kapasan Project, and accordingly did not provide such a report to the Government of India. Since December 7, 2005, we have not received any further communication from the Government of India in relation to the Kapasan Project or a notice asserting that SOVL has breached the covenant under the provisions of the shareholders’ agreement between the Government of India and SOVL with respect to HZL.
     If the Government of India claims that SOVL has breached the covenant related to the Kapasan Project under the shareholders’ agreement between the Government of India and SOVL resulting in litigation, and it was determined that SOVL had breached such covenant triggering an event of default, the Government of India, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days of the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the Government of India to SOVL at a price equivalent to 150% of the market value of such shares, or purchase any or all of the shares of HZL held by SOVL at a price equivalent to 50% of the market value of such shares. Based solely on the closing market price of HZL’s shares on the National Stock Exchange of India Limited, or the NSE, on July 3, 2009 of Rs. 602.75 ($11.85) per share, if the Government of India were determined to have, and were to exercise, a right to sell all of its 124,795,059 shares of HZL at a price equivalent to 150% of their market value, we would be required to pay Rs. 112,830 million ($2,218.0 million) for those shares, and if the Government of India were determined to have, and were to exercise, a right to purchase all of the 274,315,431 shares of HZL held by SOVL at a price equivalent to 50% of their market value, we would receive Rs. 82,672 million ($1,625.2 million) for those shares.
     If the Government of India were to assert that an event of default occurred and seek to exercise a put or call right with respect to shares of HZL, we may face expensive and time-consuming litigation over the matter, uncertainty as to the future of our zinc business, an inability to exercise our call option to acquire the Government of India’s remaining 29.5% ownership interest in HZL and the possibility of serious financial harm if we were unsuccessful in litigation, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our option to purchase the Government of India’s remaining shares in HZL may be challenged.
     A public interest litigation was filed in 2003 against the Government of India, HZL, SOVL and others, challenging the Government of India’s divestment of 64.9% of HZL to Sterlite. The petitioner in this public interest litigation has since filed an application to withdraw the case and, as of May 13, 2009, the Supreme Court of India has allowed the case to be withdrawn.
     There can be no assurance that a challenge will not be made to any future divestment of shares in HZL by the Government of India. In addition, there can be no assurance that the Government of India will not undertake a public offer of its shares, which it has the right to do, and complete the public offer prior to the exercise of our call option. Even if we seek to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, there can be no assurance that such an acquisition by us will not be challenged, including a challenge on the same grounds as those raised in respect of our exercise of the BALCO call option discussed below. Any adverse ruling may preclude or delay us from exercising our option to increase our ownership interest in HZL, and such outcome would be likely to have a material adverse effect upon our operational flexibility, results of operations and prospects. Alternatively, we may only be able to acquire the Government of India’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on our results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
     Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. As negotiations for an amicable resolution were unsuccessful, on direction of the court, arbitrators were appointed by the parties, as provided for under the terms of the shareholders’ agreement. Arbitration proceedings commenced on February 16, 2009 and we submitted our claim statement to the arbitrators. The Government of India has been directed by the arbitrators to file its reply to our claim statement by July 10, 2009. The next hearing on this matter has been scheduled for August 26, 2009. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
     There is no assurance that the outcome of the arbitration proceedings will be favorable to us. In the event of an unfavorable outcome, we may be unable to purchase the Government of India’s remaining 49.0% stake in BALCO or may be required to pay a higher purchase price, which may adversely affect our operational flexibility, results of operations and prospects.
Appeal proceedings in the High Court of Bombay have been brought by the Securities and Exchange Board of India, or SEBI, to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.
     In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of a lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. A hearing date has not been fixed.
     SEBI’s order was based on its finding that we had manipulated the price of our shares in connection with our proposed acquisition of shares in Indian Aluminium Company Limited, or INDAL, and our proposed open offer to the shareholders of INDAL in 1998. SEBI also alleged that MALCO, our associate company, provided funds to an entity we allegedly controlled to enable its associate to purchase our shares, as part of a connected price manipulation exercise.
     In the event the High Court of Bombay decides the above matters unfavorably against us, we may be prohibited from accessing the capital markets for a period of two years and may become liable to pay penalties. Further, certain of our key officers and directors may be imprisoned, which would have an adverse effect on our business and operations.
     In addition to the civil proceedings, SEBI also initiated criminal proceedings before the Court of the Metropolitan Magistrate, Mumbai, against us, our Non-Executive Chairman, Mr. Anil Agarwal, Mr. Tarun Jain, one of our directors until March 31, 2009, and the chief financial officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order has been passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings. The matter is pending at the stage of final arguments. The next date of hearing has not yet been notified. If we and the individuals named in the criminal proceedings do not prevail before the High Court of Bombay, our business and operations may be materially and adversely affected.

We are involved in a number of litigation matters, both civil and criminal in nature, and any final judgments against us could have a material adverse effect on our business, results of operations, financial condition and prospects.
     We are involved in a variety of litigation matters, including matters relating to alleged violations of environmental and tax laws and alleged price manipulation of our equity shares on the NSE and the Bombay Stock Exchange Limited, or the BSE. A final judgment against us or our directors in one or more of these disputes may result in damages being awarded that we must pay or injunctions against us, or criminal proceedings being instituted against us or our directors, which may require us to cease or limit certain of our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. For a detailed discussion of material litigation matters pending against us, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
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
     We can also be subject to claims challenging our title to our non-mine properties. For example, BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba facility. On February 6, 2009, a single bench of the Chhattisgarh High Court held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh has challenged this order in an appeal before the division bench of the Chhattisgarh High Court. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.
     Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities. Failure to comply with any laws or regulations or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate our facilities, the assessment of administrative, civil or criminal penalties, the imposition of cleanup or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of closing or limiting production from our operations. In addition, a significant number of approvals are required from government authorities for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge. We are currently primarily subject to laws and regulations relating to our operations in India and Australia, but if our announced agreement to purchase substantially all the operating assets of Asarco is completed, we will also be subject to extensive laws and regulations governing exploration, development, production, occupational health, mine safety, toxic substances, waste disposal, protection and remediation of the environment, protection of endangered and protected species, and other related matters in the United States, including the US Federal Clean Air Act and the US

Federal Resource Conservation and Recovery Act, as well as local and state laws in the states of Arizona and Texas. Our business, financial condition, results of operations and prospects may be materially and adversely affected by any of a number of significant legal and regulatory matters to which we are subject. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” and “Item 4. Information on the Company — B. Business Overview — Our Business — Regulatory Matters.”
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
     In the Indian copper market, we compete primarily against Hindalco Industries Limited, or Hindalco, the government-owned Hindustan Copper Limited, or Hindustan Copper, and imports. In the Indian zinc market, we compete primarily against imports. In the Indian aluminum market, we compete primarily against National Aluminium Company Limited, or NALCO, a Government of India enterprise, Hindalco, MALCO, a subsidiary of Vedanta, and imports. Many of our competitors are also expanding their production capacities. If domestic demand is not sufficient to absorb these increases in capacity, our competitors could reduce their prices, which may force us to do the same or cause us to lose market share or sell our products in overseas markets at lower prices. If our announced agreement to purchase substantially all the operating assets of Asarco is completed, we will compete primarily against Freeport-McMoRan Copper & Gold Inc., or Freeport-McMoRan, Nexans Energy USA Inc., Caraíba Metais S.A., Southwire Company and Grupo México in the United States and international copper markets.
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
     We do not wholly own all of our operating subsidiaries. Although we have management control of HZL and BALCO, and we intend to increase our ownership interests in both, each of these companies has other shareholders who, in some cases, hold substantial interests in them. The minority interests in our subsidiaries and the listing of HZL on the NSE and the BSE may limit our ability to increase our equity interests in these subsidiaries, combine similar operations, utilize synergies that may exist between the operations of different subsidiaries or reorganize the structure of our business in a tax effective manner. For example, the Government of India, which is a minority shareholder in each of HZL and BALCO, has entered into shareholders’ agreements for HZL and BALCO and it is a term of the shareholders’ agreements that HZL and BALCO may not grant loans to companies which are under the same management as HZL or BALCO, as the case may be, without the prior consent of the Government of India. In addition, the Government of India has the right to appoint directors and has veto power over certain management decisions. These restrictions on our ability to deal freely with our subsidiaries caused by the minority interests may have a material adverse effect on our results of operations or financial condition as our ability to move funds among the different parts of our business will be restricted and we will be unable to access cash held in HZL or BALCO except through dividend payments by HZL and BALCO which would be payable to all shareholders. This will limit our ability to make payments of interest and principal in respect of financial liabilities and obligations which we have undertaken on behalf of our consolidated group of companies. Further, pursuant to the requirements for the continued listing of the shares of HZL on the NSE and BSE, in the event we exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, we would have to either divest a portion of our shareholding in HZL within a period of one year from the acquisition such that the minimum public shareholding requirement of 10% is complied with or delist HZL’s shares from the NSE and BSE by making an offer to purchase the equity shares held by the remaining HZL’s shareholders at a price determined by way of a reverse book-build process, which could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
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
     The captive power plants in our copper business benefit from tax exemptions on the profits generated from transfers of power to the smelter which are expected to generate savings through fiscal 2014. These tax incentives resulted in a decrease in our effective tax rate compared to the tax rate that we estimate would have applied if these incentives had not been available. Our copper refinery and copper rod plant at Tuticorin and our two hydrometallurgical zinc smelters at Chanderiya with a capacity of 210,000 tpa each have been awarded the status of export oriented units, under which we are eligible for tax exemptions on raw materials, capital goods procured and finished goods sold until June 1, 2011. There can be no assurance that these tax holidays or exemptions will be renewed when they expire or that any applications we make for new tax holidays or exemptions will be successful. Although tax exemptions for export oriented units have been extended in the Government of India’s Budget for 2008-2009, any further extensions would be at the discretion of the new Government of India. The Government of India’s Budget for 2009-2010 has recently been presented by the new Government of India which proposed that the tax exemptions for export oriented units be extended by one more year. The Budget for 2009-2010 is pending the approval of the Indian Parliament. Accordingly, there can be no assurance that such tax exemptions will be extended. Similarly, the tax exemptions for captive power plants expire on March 31, 2010 and unless extended, new captive power plants will not be eligible for such tax exemptions. Captive power plants will continue to have the benefit of any existing tax exemptions after March 31, 2010 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our financial condition or results of operations.
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
     Historically, the international commodity prices for copper, zinc and aluminum and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, due at least in part to the adverse global economic conditions in the last year, between March 31, 2008 and March 31, 2009, the average LME prices of copper, zinc and aluminum decreased by 22.4%, 47.8% and 14.8%, respectively. Between March 31, 2009 and June 30, 2009, the average LME prices of copper, zinc and aluminum decreased by 20.5%, 5.6% and 33.4%, respectively. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A decline in the prices we receive for our copper, zinc or aluminum metals and in the market TcRc rate for copper would adversely affect our revenue and results of operations, and a sustained drop would have a material adverse effect on our revenue, results of operations and financial condition.
Our ore reserves are estimates based on a number of assumptions, any changes to which may require us to lower our estimated reserves.
     The ore reserves stated in this annual report are estimates and represent the quantity of copper, zinc, lead and bauxite that we believed, as of March 31, 2009, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. As a result, you should not place undue reliance on the reserve data contained in this annual report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our ore reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.
Changes in tariffs, royalties, customs duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations.
     Copper, zinc and aluminum are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals. The Government of India may reduce or abolish customs duties on copper and aluminum in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.
     We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the State Government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the LME zinc metal price payable on the zinc metal contained in the ore produced and 5.0% of the LME lead metal price payable on the lead metal contained in the ore produced. The royalties we pay are subject to change. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Any upward revision to the royalty rates being charged currently or payment of additional royalty for mining of associated minerals may adversely affect our profitability. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Demands against HZL by Department of Mines and Geology.”
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

Regulation of greenhouse gas emissions effects and climate change issues may adversely affect our operations and markets.
     Our mining, smelting and refining operations are energy intensive and depend heavily on electricity, thermal coal, diesel fuel and fuel oil. In addition, our commercial power generation business depends on coal-fired power plants. Many scientists believe that emissions from the combustion of carbon-based fuels contribute to greenhouse effects and therefore potentially to climate change.
     A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. International treaties or agreements may also result in increasing regulation of greenhouse gas emissions, including the introduction of carbon emissions trading mechanisms, in jurisdictions in which we operate. Any such regulation will likely result in increased future energy and compliance costs. From a medium and long-term perspective, we are likely to see an increase in costs relating to our assets that emit significant amounts of greenhouse gases as a result of these regulatory initiatives. These regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which we operate.
     The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperatures. These effects may adversely impact the cost, production and financial performance of our operations.
Risks Relating to Our Relationship with Vedanta
We are controlled by Vedanta and your ability to influence matters requiring shareholder approval will be extremely limited.
     We are a majority-owned and controlled subsidiary of Vedanta. Vedanta is in turn 59.4%-owned by Volcan Investments Limited, or Volcan. Volcan is a holding company 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave PTC Limited, or Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of Volcan, its direct and indirect shareholders, and their respective associates, or collectively, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Parties — Vedanta.” However, we cannot assure you that the relationship agreement will be effective at insulating Vedanta, and in turn us, from being influenced or controlled by the Volcan Parties, which influence or control could have a material adverse effect on the holders of our equity shares and ADSs.
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
     In the event Vedanta ceases to be our majority shareholder, we will be required to immediately repay some of our outstanding long-term debt.
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
     Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of June 30, 2009, Vedanta owned 79.4% of Konkola Copper Mines plc, or KCM, an integrated copper producer in Zambia, 93.6% of MALCO, an aluminum metals and mining company in India with which we compete, and 70.5% of Vedanta Aluminium Limited, or Vedanta Aluminium, an alumina refining and aluminum smelting business. As Vedanta controls KCM, MALCO, Vedanta Aluminium and us, it determines the allocation of business opportunities among, as well as strategies and actions of, KCM, MALCO, Vedanta Aluminium and us. Vedanta may determine to have KCM, MALCO, Vedanta Aluminium or another of its subsidiaries, instead of us, pursue business opportunities in the copper, zinc, aluminum or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.
We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.
     We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta group, including guarantees issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees cover obligations aggregating Rs. 47,160 million ($927.1 million) as of March 31, 2009, the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects — Guarantees.”
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

Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
     We are incorporated in India. Our primary operating subsidiaries, HZL, BALCO and Sterlite Energy, as well as our associate company, Vedanta Aluminium, are also incorporated in India. A substantial portion of our assets and employees are located in India and we intend to continue to develop and expand our facilities in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.
     The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2004 and re-elected in May 2009, has taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. The present government continues to be a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement its liberalization policies. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. Given the changes in government policy on divestments, there can be no assurance that any of the proposed privatizations which we may be interested in pursuing will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular if new restrictions on the private sector are introduced or if existing restrictions are increased.
Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.
     Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. In the second half of 2008, added concerns fueled by the United States government conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, the declared bankruptcy of Lehman Brothers Holdings Inc., the United States government financial assistance to American International Group Inc., Citigroup Inc., Bank of America and other federal government interventions in the United States financial system led to increased market uncertainty and instability in both United States and international capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.
     As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike, and corresponding decreases in global infrastructure spending and commodity prices. Continued turbulence in the United States and international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. These global market and economic conditions have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. For example, in response to recent global economic conditions and a decline in commodity prices, we have ceased operations at one of our aluminum smelters at the Korba complex which may have a material adverse effect on our business and financial performance.

As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations.
     In fiscal 2009, approximately 66.1% of our net sales were derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy, following a period of significant growth, has more recently been adversely affected by the unprecedented and challenging global market and economic conditions that has caused and may continue to cause a downturn in the rate of economic growth in India. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc and aluminum sectors, as well as the customers of manufacturing industries. The current economic slowdown has had and could continue to have, and any future slowdown in the Indian economy could have, a material adverse effect on our financial condition and results of operations.
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
     Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. In recent years, there have been incidents in and near India such as the November 2008 terrorist shootings and bombings in Mumbai, the July 2006 bombings of suburban trains in Mumbai and other terrorist attacks in Mumbai, Delhi and other parts of India, a terrorist attack on the Indian Parliament, troop mobilizations and military confrontations in Kashmir and along the India/Pakistan border and an aggravated geopolitical situation in the region. In addition, South Asia more generally has experienced instances of civil unrest and hostilities among neighboring countries from time to time. The occurrence of any of any such terrorist attacks or acts of violence or war in the future may disrupt communications, make travel more difficult, create the perception that investments in Indian companies involve a high degree of risk and result in a loss of business confidence, which could potentially lead to economic recession and generally have an adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a substantial part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons. As a result, any terrorist attacks or other acts of violence or war or deterioration in international relations may result in investor concern regarding regional stability which could adversely affect the price of our equity shares and ADSs.
If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenue could decline.
     Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours (such as heavy downpours in Tuticorin in 2008 which caused the closure of our Tuticorin facilities for 2-3 days, as well as the rains in Mumbai and other parts of the State of Maharashtra in 2005 and other states in 2006) and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities. Other regions in India have also experienced floods, earthquakes, tsunamis and droughts in recent years. In December 2004, Southeast Asia, including the eastern coast of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the Government of India or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities which would cause us to reduce or close our operations.

Currency fluctuations among the Indian Rupee, the Australian dollar and the US dollar could have a material adverse effect on our results of operations.
     Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees or Australian dollars. In addition, in fiscal 2009, approximately 33.9% of our net sales were derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar, and between the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. Our results of operations could be adversely affected if the US dollar depreciates against the Indian Rupee or Australian dollar or the Indian Rupee or Australian dollar appreciates against the US dollar. We seek to mitigate the impact of short-term movements in currency on our business by hedging most of our near-term exposures. Typically, most of our exposures with a maturity of less than two years are hedged completely. However, large or prolonged movements in exchange rates may have a material adverse effect on our results of operations and financial condition.
If India’s inflation worsens or the prices of oil or other raw materials rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
     India has recently experienced fluctuating wholesale price inflation compared to historical levels due to the global economic downturn. In addition, international prices of crude oil have recently experienced significant volatility, including a rise to historical highs that increased transportation costs followed more recently by a significant decline as global economic conditions have deteriorated. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of thermal coal in particular, could cause our costs for raw material inputs required for production of our products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs along to customers.
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
     As a foreign private issuer and a “controlled company,” we are exempt from complying with certain corporate governance requirements of the NYSE, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic non-controlled US issuers, holders of our equity shares and ADSs may not have the same protections afforded under the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the Agarwal family’s significant ownership interest of us as a result of its majority ownership of Vedanta’s majority shareholder, Volcan, could adversely affect investors’ perceptions of our corporate governance. For a summary of the differences between the corporate governance standards applicable to us as a listed company in India and as a foreign private issuer and “controlled company” in the United States and such standards applicable to a domestic non-controlled US issuer, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Comparison of Corporate Governance Standards.”
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

     SEBI and the various Indian stock exchanges are responsible for improving and setting standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to the United States. Similarly, our disclosure obligations under the rules of the NSE and BSE on which our equity shares are listed may be less than the disclosure obligations of public companies on the NYSE.
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
     As of June 30, 2009, we had 708,494,411 equity shares outstanding, including 66,802,214 equity shares represented by 66,802,214 ADSs. Of our outstanding equity shares, 708,494,411 were freely tradable on the NSE and BSE as of June 30, 2009. Furthermore, Vedanta, through Twin Star and MALCO, continued to have effective control over 436,919,733 of our outstanding equity shares, which represented 61.7% of our outstanding share capital as of June 30, 2009.
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
     Under the Indian Companies Act, 1956, or the Indian Companies Act, the holders of equity shares of a company incorporated in India have a preemptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the preemptive rights have been waived by adopting a special resolution passed by 75% of the shareholders present and voting at a general meeting. Holders of ADSs may be unable to exercise preemptive rights for the underlying equity shares of the ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the holders of the ADSs. The value the depositary would receive from the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of our equity shares represented by their ADSs, their proportional ownership interests in us would be diluted.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.
A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. For this purpose, the total value of our assets generally will be determined by reference to the market price of our equity shares and ADSs. Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2009. However, the application of the asset test described above is subject to ambiguity in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, due to the decrease in our share value and the amount of cash and other passive assets we held during the taxable year ended March 31, 2009, at least 50% of the total value of our assets was attributable to assets producing passive income and, as a result, we were a PFIC for such taxable year. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets (see “Item 5. Operating and Financial Review and Prospects — Recent Developments — Raising of Additional Capital”) would increase the relative percentage of our passive assets. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2010 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.” US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections.
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
     In 2000, we acquired CMT, which owns the Mt. Lyell copper mine in Australia. CMT had been acquired by Monte Cello BV, or Monte Cello, in 1999, and we acquired it through our acquisition of Monte Cello from a subsidiary of Twin Star in 2000.

     In July 2000, our telecommunications cables and optical fiber business was spun-off into a new company, Sterlite Technologies Limited, or STL. The Agarwal family has substantial interests in STL. STL is not a part of our group of companies.
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
     On October 3, 2006, we acquired 100% of Sterlite Energy from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, for a total consideration of Rs. 4.9 million ($0.1 million). Sterlite Energy is our subsidiary through which we are setting up a thermal coal-based 2,400 MW power facility in the State of Orissa.
     In June 2007, we completed an initial public offering of our shares in the form of ADSs in the US and our ADSs were listed on the NYSE. Vedanta’s ownership interest, held through its subsidiaries, decreased to 59.9%.
     On March 6, 2009, we announced that we had signed an agreement to purchase substantially all the operating assets of Asarco. We had previously signed an agreement to acquire substantially all the operating assets of Asarco on May 30, 2008, following which in October 2008, due to the financial turmoil, the steep fall in copper prices and adverse global economic conditions, we and Asarco entered into discussions to renegotiate the prior agreement. The current agreement to acquire Asarco follows such renegotiation of the prior agreement. On June 12, 2009, we agreed to increase the purchase consideration from $1.7 billion to $1.87 billion, mostly related to an expected increase in working capital on the closing date. The purchase consideration consists of a cash payment of $1.1 billion on closing and a senior secured non-interest promissory note for $770 million, payable over a period of nine years. This agreement remains subject to approval by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. See “Item 5. Operating and Financial Review and Prospects — Recent Developments.”
     Our equity shares are listed and traded on the NSE and BSE. Our equity shares have been included in S&P CNX Nifty, a diversified index of 50 Indian stocks listed on the NSE, since April 5, 2007 and have been included in BSE Sensex, a diversified index of 30 Indian stocks listed on the BSE, since July 28, 2008. Our ADSs are quoted on the NYSE (NYSE: SLT).
     We are a majority-owned and controlled subsidiary of Vedanta, a public company in the United Kingdom listed on the London Stock Exchange plc, or LSE, and included in the FTSE 100 Index. Vedanta is a leading metals and mining company with operations in copper, zinc and aluminum located primarily in India, though with a copper business in Zambia. We and Vedanta share a common management team with a common strategic vision, and we form the core of Vedanta’s operations.
     Vedanta is 59.4%-owned by Volcan, a holding company 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Parties — Vedanta.”
     Our capital expenditures spent in fiscal 2007, 2008 and 2009 were $588.4 million, $635.4 million and $808.1 million, respectively. See “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements — Capital Expenditures and Commitments” for more information.

B. Business Overview
OUR INDUSTRY
     Unless otherwise indicated, all data relating to the copper, zinc and aluminum industries contained in this annual report is primarily derived from Brook Hunt & Associates Ltd, or Brook Hunt, and other industry sources.
     Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2005-06, 2006-07 and 2007-08), the Central Electricity Authority of India’s General Review (2004-05 and 2007-08), and the Ministry of Power website. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours (kWh).
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
     In the global copper consumer market in 2008, the construction segment accounted for 35% of copper consumption, followed by the electronic products segment (32%), the industrial machinery segment (12%), the transportation equipment segment (11%) and the consumer products segment (10%).
     The copper industry has three broad categories of producers:
•	Miners, which mine the copper ore and produce copper concentrate;

•	Custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	Integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.

     Refined Copper Consumption
     Global copper consumption increased from 17.5 million tons in 2006 to 17.9 million tons in 2007, then increased to 18.0 million tons globally in 2008. The 2.6% increase from 2006 to 2007 was in part due to a recovery in Chinese demand which reflected re-stocking throughout the whole supply chain following de-stocking in 2006, and the country’s ongoing urbanization and infrastructure development as well as the continual demand for copper intensive products on the back of rising incomes. These last two factors were also responsible for supporting double digit growth in Indian demand during 2007. This consumption growth was slightly offset by a decline in demand growth in Western Europe by 6.7% and Japanese consumption by 3.0% due to a general slowdown in these economies. Consumption increased marginally to 18.0 million tons in 2008. In 2008, renewed demand in China and India, increased by 9.0% and 5.2%, respectively, was partially offset by a decline in demand in Western Europe and Japan, which decreased by 6.8% and 5.4%, respectively, due to a slowdown in these economies.
     Asia (including the Middle East), Western Europe and North America together accounted for 86% of global copper consumption in 2008. Europe and North America accounted for over 60% of copper consumption during the 1980s, but strong growth in Asia, led by China and Japan, has since significantly changed global consumption patterns. With a compound annual growth rate of 7.2% between 2003 and 2007, Asia has been the fastest growing copper market in the world. Strong growth in Asia (including the Middle East), Russia and the Commonwealth of Independent States, or CIS, and Eastern European countries is expected from 2011 onwards following a recovery in demand from the current slowdown.
     The following table sets forth the regional consumption pattern of refined copper from 2005 to 2008:

	Year Ended December 31,
	2005		2006		2007		2008
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Rest of Asia(1)	4,171	24.6%	4,246	24.3%	4,182	23.3%	4,153	23.1%
Western Europe	3,565	21.0	3,923	22.4	3,661	20.4	3,413	19.0
China	3,815	22.5	3,967	22.7	4,600	25.7	5,014	27.9
North America	2,549	15.0	2,408	13.8	2,395	13.4	2,200	12.2
CEE(2) and CIS	1,106	6.5	1,210	6.9	1,251	7.0	1,240	6.9
Latin America	955	5.6	895	5.1	863	4.8	906	5.0
India	415	2.4	458	2.6	568	3.2	598	3.3
Africa	234	1.4	243	1.4	275	1.5	295	1.6
Oceania	155	0.9	143	0.8	148	0.8	144	0.8

Total	16,965	100.0%	17,493	100.0%	17,943	100.0%	17,963	100.0%

Notes:
(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.
Source: Brook Hunt Copper Metal Service Report, May 2009.
     Copper Supply
     Global mine production is the principal source of copper, with scrap recycling accounting for only a minor part of the aggregate supplies. The five largest copper mining countries were Chile (34.4%), the United States (8.6%), Peru (7.9%), China (6.1%) and Australia (5.7%), which together accounted for approximately 63% of the total copper mined worldwide in 2008. Less than 50% of global copper mine production is integrated, with the remainder sold in the custom smelting market. The five largest copper mining companies in 2008 were Corporación Nacional del Cobre, Chile, or Codelco, Freeport-McMoRan, BHP Billiton Limited, or BHP Billiton, Xstrata AG, or Xstrata, and Rio Tinto Alcan Ltd, or Rio Tinto.
     The major smelting locations include China (20.4%), Japan (10.7%), Chile (10.6%), Russia (5.2%) and India (4.8%), which together accounted for 51.7% of global production and thus are major importers of copper concentrate in 2008. The five largest refined copper producing countries were China (20.6%), Chile (16.7%), Japan (8.4%), the United States (7.1%) and Russia (4.8%), which together accounted for about 57.4% of the total copper produced worldwide in 2008. The five largest copper smelting companies in 2008 were Codelco, Xstrata, Aurubis AG, Nippon Mining and Metals Co. Ltd and Freeport-McMoran, while the five largest copper refining companies in 2008 were Codelco, Freeport-McMoran, Aurubis AG, Xstrata, and Nippon Mining Metals Co. Ltd.
     Global refined copper production increased from 17.3 million tons in 2006 to 18.0 million tons in 2007, an increase of 4.1%, and to 18.4 million tons in 2008, an increase of 2.0% over 2007. There was a production surplus over consumption during 2007 and 2008.

     The following table sets forth the regional production pattern of refined copper from 2005 to 2008:

	Year Ended December 31,
	2005		2006		2007		2008
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Latin America	3,985	24.0%	3,906	22.6%	3,953	22.0%	4,070	22.2%
Rest of Asia(1)	2,738	16.5	2,953	17.1	2,995	16.6	2,927	15.9
China	2,600	15.6	3,003	17.4	3,497	19.4	3,779	20.6
CEE(2) and CIS	2,166	13.1	2,173	12.6	2,123	11.8	2,087	11.4
North America	1,775	10.7	1,758	10.2	1,786	9.9	1,733	9.4
Western Europe	1,841	11.1	1,877	10.9	1,846	10.3	1,945	10.6
Africa	528	3.2	567	3.3	638	3.5	645	3.5
Australia	461	2.8	430	2.5	443	2.5	502	2.7
India	499	3.0	629	3.6	722	4.0	683	3.7

Total	16,593	100.0%	17,296	100.0%	18,003	100.0%	18,371	100.0

Notes:
(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.
Source: Brook Hunt Copper Metal Service Report, May 2009.
     Pricing
     Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. The significant price increase in 2006 resulted from healthy demand growth and supply, due to limited ore availability and labor disruptions at several of the large mines. Strong imports into China due to increased domestic consumption in 2007 reduced international inventories and saw the price trade above $7,000 per ton for most of the second and third quarters of 2007. The same trend continued in the first nine months of 2008, but in the fourth quarter of 2008 the price decreased to below $4,000 per ton mainly due to the turmoil in the financial markets and the fall in global demand. The following table sets forth the movement in copper prices from 1999 to 2008:

	Year Ended December 31,
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	($ per ton, except percentages)
LME Cash Price($)	1,573	1,814	1,577	1,557	1,779	2,869	3,683	6,729	7,124	6,966
% Change	—	15.3	(13.1)	(1.3)	14.3	61.2	28.4	82.7	5.9	(2.2)

Source: LME.
     The LME copper cash price was $4,035 per ton as of March 31, 2009 and $5,108 per ton as of June 30, 2009.
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
     Since 2006, TcRcs have fallen significantly, reflecting a continuing tightening in the physical concentrate demand/supply balance. The annual negotiations for copper concentrate TcRc charges (excluding price participation, if any) between the Japanese smelters and BHP Billiton (which traditionally set the market benchmark) settled at $45.00 per ton and $0.05 per pound in 2008, a significant drop from the $60.00 per ton and $0.06 per pound terms agreed for 2007.
     The following table sets forth the movement in copper TcRc from 1999 to 2008:

	Year Ended December 31,
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	(US cents per lb, except percentages)
TcRc(1)	15.3	15.9	17.4	15.5	13.9	13.0	29.6	45.9	15.4	11.5
% Change	—	3.9	9.4	(10.9)	(10.3)	(6.5)	127.7	55.1	(66.4)	(24.7)

Note:
(1)	Includes price participation, if any.
Source: Brook Hunt Copper Metal Service Report.
     The TcRc for long-term settlements for the Japanese smelters in 2009 is expected to be 19.3 ¢/lb, according to Brook Hunt.

Indian Copper Market
     Background
     The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan Copper, which was the only producer in India until 1995. Since then, the industry has transformed significantly with our entry and the entry of Birla Copper, now owned by Hindalco. Hindalco had a primary market share by production volume of 48.0% and we had a primary market share by production volume of 45.7% in fiscal 2009 according to the International Copper Promotion Council, India, or ICPCI, with the remainder of the primary copper market served by Hindustan Copper (5.8%) and SWIL Limited (0.6%). Primary copper refining output in India has grown at a compound annual growth rate of 11.0% from 499,000 tons in 2005 to 683,000 tons in 2008.
     Consumption Pattern
     From 2005 to 2008, consumption in the Indian primary copper market increased at a compound annual growth rate of 14.3%. The consumption by the electronics and power segments witnessed growth at a compound annual growth rate of 3.3% during fiscal years 2002 to 2008. The total domestic demand for primary copper is estimated to have increased from 415,000 tons in 2005 to 598,000 tons in 2008, a compound annual growth rate of 12.9% over three years. In addition, the demand for copper in India is expected to grow from 598,000 tons in 2008 to 1.2 million tons in 2020, representing a compound annual growth rate of 5.8%. This compares to world demand for copper, which Brook Hunt estimates will grow from 18.0 million tons in 2008 to 24.7 million tons in 2020, representing a compound annual growth rate of 2.7%, according to Brook Hunt.
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
Market Outlook
     Global Copper Outlook
     The rapidly developing Asian market is expected to drive copper consumption growth. The countries from Asia that are contributing to this rapid growth are primarily China and India. Copper demand is expected to continue to be dominated by its use in electric wires and cables. Global refined consumption of copper is expected to decrease from approximately 18.0 million tons in 2008 to 17.4 million tons in 2009, a decrease of 3.2%.
     Anticipated mine production capacity expansions are barely sufficient to match the forecast smelter production and the world is expected to remain in a copper concentrate supply deficit for 2009. China is rapidly expanding its copper smelting and refining capacities. However, its domestic mining supplies fall well short of its smelter demands and thus China will continue to remain a major importer of copper concentrate. Apart from China, major smelting and refining capacity expansions are expected in India, Zambia, Kazakhstan, Congo DR, Brazil, Malaysia and Bulgaria.
     To meet the forecast copper demand, copper smelting capacity is expected to grow until 2013. The major projects expected to contribute to copper smelting capacity include Olympic Dam (Australia), Ventanas (Chile), Oyu Tolgoi (Mongolia), Chagres Expansion (Chile) and El Sewedy (Egypt).
     The catalyst for any meaningful recovery in long-term TcRcs will be a rationalization, or at least restructuring, of the custom smelting industry. Until then, TcRcs are likely to remain well below their previous long-term average.
     Indian Copper Outlook
     The Indian market outlook is expected to remain positive, with strong growth in key user segments such as power, construction and engineering. Domestic consumption is expected to marginally decrease by 2% from 2008 to 2009 and then increase by 4.5% from

2009 to 2010, primarily driven by rising living standards and the development of the domestic power sector. Growing industrialization and regulatory reforms are attracting huge investments to the power sector and the transmission and distribution segments. Increased residential and infrastructure development is also expected to generate demand for copper. Growth in domestic copper demand is expected to be lower than the historical averages, largely on account of negative growth in the telecom cable segment which continues to suffer from increasing penetration of the cellular telecommunication industry and low prices of optic fibers in the international markets.
Zinc
Global Zinc Market
     Background
     Zinc is a moderately reactive bluish-white metal that tarnishes in moist air, producing a layer of carbonate. It reacts with acids and alkalis and other non-metals. Zinc is the fourth most common metal in worldwide annual production, trailing only iron, aluminum and copper in worldwide annual production.
     The principal use for zinc in the western world is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounted for approximately 50% of world consumption of zinc in 2008. The main end-use industries for galvanized steel products are the automobile manufacturing, domestic appliance manufacturing and construction industries, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include brass semis and castings (17%), die-casting alloys (17%) and oxides and chemicals (10%). Alloys are principally used in toys, vehicles and hardware.
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
     Zinc Consumption
     Global zinc consumption increased from 11.2 million tons in 2006 to 11.4 million tons in 2007, an increase of 2.5%, and then decreased by 2.0% to 11.2 million tons in 2008, according to Brook Hunt Zinc Metal Services Report, March 2009. The decrease in 2008 was a result of the slowdown of the world economy. The key growth driver is demand from the steel galvanizing market. In both absolute and percentage terms, galvanizing is forecast to be the fastest growing end use with the principal applications being found in the construction and automotive industries. By 2020, it is expected to account for 55% of global zinc usage.
     Asia, Europe and North America together accounted for approximately 89.9% of global zinc consumption in 2008. With a compound annual growth rate of 5.2% between 2005 and 2008, Asia has been the fastest growing zinc market in the world. Driven by continuing strong growth in China and other regional markets, strong growth in Asia is expected to continue over the next few years.

     The following table sets forth the regional consumption pattern of refined zinc from 2005 to 2008:

	Year Ended December 31,
	2005		2006		2007		2008
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	2,716	25.0%	2,843	25.5%	2,894	25.2%	2,592	23.1%
China	2,853	26.9	3,166	28.4	3,531	30.8	3,795	33.9
India	388	3.7	428	3.8	469	4.1	479	4.3
Rest of Asia(1)	2,219	20.9	2,190	19.6	2,149	18.7	2,075	18.5
North America	1,365	12.9	1,409	12.6	1,275	11.1	1,131	10.1
Latin America	623	5.9	647	5.8	673	5.9	671	6.0
Oceania	262	2.5	273	2.4	284	2.5	284	2.5
Africa	185	1.7	193	1.7	198	1.7	178	1.6

Total	10,611	100.0%	11,149	100.0%	11,473	100.0%	11,205	100.0%

Note:
(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
Source: Brook Hunt Zinc Metal Services Report, March 2009
     Zinc Supply
     There are zinc mining operations in approximately 50 countries. The five largest zinc mining countries are China (26.9%), Peru (13.5%), Australia (13.1%), the United States (6.6%) and Canada (6.5%), which together accounted for 66.6% of total zinc mined worldwide in 2008. India accounted for about 5.3% of the global mine output in 2008. Mine production has fallen in North America in the last few years as a result of mine closures, which has resulted principally from reserve exhaustion and also from economic pressures. The five largest zinc mining companies in 2008 were Xstrata (9.5%), Teck Cominco Limited (6.3%), our majority-owned subsidiary, HZL (5.7%), Oz Minerals Limited (5.6%) and Glencore International AG (3.7%).
     Australia and Peru are the largest net exporters, and Peru is the world’s largest supplier of zinc concentrate. Much of this is supplied through traders rather than sold directly to smelters. The largest importing region is Western Europe, followed by China, South Korea and Japan. The main custom smelters are located in these regions.
     Zinc smelting is less geographically concentrated than zinc mining. With a production of 3.9 million tons of zinc in 2008, China is the largest single zinc-producing country in the world. The other major zinc producing countries and regions include Europe and Canada, which along with China account for approximately 65.0% of total global zinc production. The four largest zinc producing companies in 2008 were Nyrstar NV, or Nyrstar (7.9%), Korea Zinc Company Limited (7.3%), Xstrata (6.4%) and HZL (5.4%), which together accounted for about 27.0% of the total zinc produced worldwide in 2008.
     The zinc manufacturing industry continues to exhibit a degree of fragmentation. The recent trend towards industry consolidation is expected to continue in the current favorable pricing environment, as evidenced by the recent merger of the smelting assets of Umicore SA and Zinifex Limited to form Nyrstar, the acquisition of Falconbridge Ltd. by Xstrata and the potential acquisition of Oz Minerals Limited by China Minmetals Corporation.
     The following table sets forth the regional production pattern of refined zinc from 2005 to 2008:

	Year Ended December 31,
	2005		2006		2007		2008
Region	Volume	%	Volume	%	Volume	%	Volume	%
			(thousands of tons, except percentages)
Europe	2,538	25.1%	2,436	23.3%	2,474	22.2%	2,454	21.3%
China	2,761	27.4	3,163	30.2	3,728	33.4	3,909	34.0
India	302	3.0	410	3.9	444	4.0	595	5.2
Rest of Asia(1)	1,903	18.9	1,907	18.2	1,893	17.0	1,944	16.9
North America	1,056	10.5	1,079	10.3	1,057	9.5	1,018	8.8
Latin America	807	8.0	766	7.3	778	7.0	802	7.0
Australia	456	4.5	461	4.4	501	4.5	506	4.4
Africa	273	2.7	256	2.4	286	2.6	280	2.4

Total	10,095	100.0%	10,475	100.0%	11,162	100.0%	11,541	100.0%

Note:
(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
Source: Brook Hunt Zinc Metal Services Report, March 2009.

     Pricing
     Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. A surge of large mine start-ups in the period from 1999 to 2000 led to substantial global zinc supply surpluses and a build-up of commercial stocks from 2002 to 2003. As a result, the refined zinc price slumped, reaching a low of $779 per ton in 2002. The most vulnerable mines closed down during this period. However, China’s consumption growth increased rapidly and in 2004, refined zinc consumption surpassed production. With strong consumption growth and rapidly falling commercial stocks, zinc prices appreciated strongly in 2004 and 2005. A fundamentally strong market in 2006, also fueled by speculation as base metals, including zinc, were increasingly traded like financial instruments, saw a market deficit of 659,000 tons and prices reaching a peak of $4,620 per ton in November 2006.
     Zinc prices declined in 2007 and continued to decline during 2008 as the metal market remained in surplus throughout 2008. The LME cash price for zinc in October 2008 averaged $1,301 per ton, an approximate 70% decline in value from its peak reached in 2006. A wave of zinc mine closings and cutbacks (particularly in Australia, Canada, and the United States) began mid-2008 as prices began to fall below operating costs, and a few smelters announced production cutbacks towards the end of the year in order to prevent an accumulation of stocks. Mines in New York and Tennessee closed in 2008 because of low zinc prices.
     The following table sets forth the movement in zinc prices from 1999 to 2008:

	Year Ended December 31,
Zinc Prices	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	($ per ton, except percentages)
LME Cash Price	1,076	1,128	885	778	827	1,047	1,381	3,274	3,240	1,874
% Change	5.1	4.8	(21.5)	(12.1)	6.3	26.6	31.9	137.0	(1.0)	(42.2)

Source: LME.
     The LME zinc cash price was $1,301 per ton as of March 31, 2009 and $1,554 per ton as of June 30, 2009. This reflects a modest surplus in the concentrate market in 2008 due to the significant investments in new mine and smelter capacities in preceding years and a fall in demand due to the global economic slowdown. The marginal cash cost of production, which represents the cost of production at the 85th percentile of worldwide production, for 2009 is expected to be $1,232 per ton of zinc, according to Brook Hunt.
Indian Zinc Market
     Background
     The Indian zinc industry has only two producers. The leading producer is our majority-owned subsidiary, HZL, which had a 79.0% market share by production volume in India in fiscal 2009, according to the India Lead Zinc Development Association, or ILZDA. HZL has a refining capacity of 669,000 tpa. The other producer is Binani Zinc Limited, or Binani Zinc, which has a refining capacity of 38,000 tpa.
     Consumption Pattern
     Consumption of refined zinc in India reached 479,000 tons in 2008, a marginal increase of 2.0% from the previous year. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 70% of total consumption. Galvanization is primarily used for tube, sheet and structural products. The other significant end-user of zinc in India is the alloys sector. This contrasts with western world consumption trends, where galvanizing, although still the most common use of zinc, is relatively less important and increased demand has been seen for die-casting alloys, and reflects the emphasis of the Government of India’s current five-year economic program on infrastructure. With expected infrastructure development such as roads, irrigation, construction, oil and gas and ports, there is expected to be increased demand for steel, thus providing significant opportunities for zinc in India.
     According to Brook Hunt, the demand for zinc in India is expected to grow from 479,000 tons in 2008 to 1.0 million tons in 2020, representing a compound annual growth rate of 6.5%. This compares to world demand for zinc, which Brook Hunt estimates will grow from 11.2 million tons in 2008 to 16.0 million tons in 2020, representing a compound annual growth rate of 3.0%.
     Pricing and Tariff
     Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal. Zinc imports in India are subject to a basic customs duty. The customs duty was reduced in a series of steps from 25.0% in 2003 to 0.0% in 2008, and was then reintroduced for periods on and after January 3, 2009 at the rate of 5.0%. Indian producers are also able to charge a regional premium, which is market driven.

Market Outlook
     Global Zinc Outlook
     According to Brook Hunt, the combination of stronger economic growth and restocking will result in zinc consumption growth increasing to an average of 6.5% per annum in 2011 and 2012. This increase in consumption will compensate for the current downturn and result in global zinc consumption growing at an average rate 1.5% per annum over the period from 2008 to 2012. The rate of consumption growth is forecast to decrease in subsequent years with global consumption forecast to contract by 1.6% in 2019, the year in which Brook Hunt also forecasts the next global economic downturn. For the period from 2012 to 2020 consumption growth is forecast to average at 3.7% per annum. As a result of these growth rates, global zinc consumption is forecast to reach 16.0 million tons in 2020, an increase of 4.6 million tons from 2007.
     In 2008, several mining companies were committed to mining projects that the previously strong resources sector and high metals prices made feasible, but the global economic crisis and concentrate supply shortages caused many of these mining companies to shut down or reduce the scale of their operations instead. Smelter expansions have also continued worldwide, but major smelter expansions and construction of new smelters have been deferred, except in China and India. Global zinc production is expected to decrease from 11.5 million tons in 2008 to 10.7 million tons in 2010, as smelters exercise producer discipline and match output to market demand.
     Indian Zinc Outlook
     The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanizing and zinc alloys for the construction segment. Domestic consumption increased by 2.0% to 479,000 tons in 2008 and consumption growth for the period from 2008 to 2010 is forecast to average 7.3% per annum.
Aluminum
Global Aluminum Market
     Background
     Aluminum is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses. According to Brook Hunt, four end-use sectors accounted for approximately 77% of aluminum consumption globally in 2008: construction, transport, packaging and electricals. The remaining 23% is accounted for by a wide variety of applications including machinery and equipment and consumer durables. Aluminum is also increasingly substituted for steel in the automobile industry to reduce weight and improve fuel economy.
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
     Aluminum Consumption
     According to the Brook Hunt Aluminium Metal Service Report, May 2009, world primary aluminum consumption increased from 34.4 million tons in 2006 to 38.0 million tons in 2007, an increase of 10.4%, and then remained at this level in 2008. This growth was primarily due to increased demand in China, which between 2005 and 2008 saw demand increase at a compound annual growth rate of 22.0%, compared to a a decline of 1.2% for world demand excluding China. Demand in North America rose just 0.6% between 2005 and 2006 and then decreased by 7.2% from 2006 to 2007 while in Western Europe the compound annual growth rate in demand between 2005 and 2007 was 4.9%, in both cases reflecting the impact of a slowing economy in these regions. From 2007 to 2008, primary aluminum consumption in North America and Western Europe decreased by 8.2% and 3.9%, respectively, reflecting the effects of the global economic crisis.

     The following table sets forth the regional consumption of primary aluminum from 2005 to 2008:

	Year Ended December 31,
	2005		2006		2007		2008
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
North America	7,175	22.5%	7,219	20.9%	6,698	17.6%	6,152	16.2%
Western Europe	6,512	20.4	6,797	19.8	7,160	18.9	6,883	18.1
China	7,083	22.2	8,790	25.6	12,300	32.4	12,854	33.9
Rest of Asia(1)	6,162	19.3	6,299	18.3	6,260	16.5	6,142	16.2
CEE(2)	1,800	5.6	1,972	5.7	1,918	5.0	1,840	4.8
Latin America	1,338	4.2	1,364	4.0	1,502	4.0	1,681	4.4
India	958	3.0	1,080	3.1	1,207	3.2	1,312	3.5
Oceania	451	1.4	422	1.2	444	1.2	461	1.2
Africa	426	1.3	466	1.3	492	1.3	641	1.7

Total	31,905	100.0%	34,408	100.0%	37,981	100.0%	37,966	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.

Source: Brook Hunt Aluminium Metal Service Report, May 2009.
     Aluminum Supply
     Aluminum production has become increasingly more concentrated in recent years, with the leading ten producers accounting for 53.8% of world primary aluminum production in 2008 as reported by Brook Hunt. According to Brook Hunt, the five largest primary aluminum producing companies in 2008 were United Company RUSAL Ltd., or UC RUSAL (11.2%), Rio Tinto Alcan (10.2%), Alcoa Inc., or Alcoa (10.1%), Aluminium Corporation of China Limited, or CHALCO (7.0%) and Hydro Aluminium (4.1%), which together accounted for approximately 42.6% of the total refined aluminum produced worldwide.
     Global production of primary aluminum increased from 34.0 million tons in 2006 to 38.1 million tons in 2007, an increase of 12.4%, and then further increased to 39.6 million tons in 2008, an increase of 3.9% over 2007. In 2008, North America, Western Europe and China together accounted for approximately 59.6%, with China alone accounting for 33.3%, of global primary aluminum production. Asia has shown the largest annual increases in consumption of primary aluminum, driven largely by increased industrial consumption in China, which has emerged as the largest aluminum consuming nation, accounting for 32.4% and 33.9% of global primary aluminum consumption in 2007 and 2008, respectively.
     Although the total consumption of primary aluminum in Asia has increased from 2007, the global economic downturn has caused the global consumption of primary aluminum to remain the same from 2007 to 2008 and be expected to fall by 8.3% from 2008 to 2009. The five largest aluminum producing countries were China (33.3%), Russia (10.6%), Canada (7.9%), the United States (6.7%) and Australia (5.0%), which together accounted for 63.5% of the total aluminum produced worldwide in 2008.
     The following table sets forth the actual and estimated regional production of primary aluminum from 2005 to 2008:

	Year Ended December 31,
	2005		2006		2007		2008
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
China	7,806	24.4%	9,349	27.6%	12,588	33.0%	13,177	33.3%
North America	5,382	16.8	5,333	15.7	5,643	14.8	5,781	14.6
CEE(2)	4,627	14.5	4,678	13.8	4,899	12.8	5,101	12.9
Western Europe	4,345	13.6	4,174	12.3	4,321	11.3	4,627	11.7
Latin America	2,390	7.5	2,493	7.4	2,559	6.7	2,663	6.7
Oceania	2,252	7.0	2,274	6.7	2,316	6.1	2,297	5.8
Rest of Asia(1)	2,447	7.7	2,626	7.7	2,763	7.2	2,994	7.4
Africa	1,753	5.5	1,865	5.5	1,815	4.8	1,715	4.3
India	965	3.0	1,115	3.3	1,222	3.2	1,296	3.3

Total	31,968	100.0%	33,907	100.0%	38,127	100.0%	39,602	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.
Source: Brook Hunt Aluminium Metal Service Report, May 2009.

     Notwithstanding the rise in aluminum production and capacities in the region, aluminum supplies in Asia have lagged behind demand, resulting in a supply deficit of 2.9 million tons during 2008. During this period, China had a surplus of 0.3 million tons while the rest of Asia had a deficit of 3.2 million tons. However, this situation is likely to change with the decrease in demand of primary aluminum due to the downturn in the global markets in 2009.
     Alumina
     Alumina is a key raw material for aluminum production. Generally it takes two tons of alumina to produce one ton of primary aluminum. The five largest alumina producing companies are UC RUSAL (12.9%), CHALCO (12.0%), Alcoa (11.0%), Rio Tinto Alcan (10.4%) and Alumina Limited (6.7%), which together accounted for approximately 53.0% of the total alumina produced worldwide in 2008.
     The following table sets forth the regional production of alumina from 2005 to 2008:

	Year Ended December 31,
	2005		2006		2007		2008
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Oceania	17,918	26.9%	18,607	25.2%	19,249	23.8%	19,728	22.8%
Latin America	13,189	19.8	14,872	20.1	15,110	18.7	15,767	18.2
China	8,536	12.8	13,740	18.6	20,900	25.9	25,137	29.0
North America	6,929	10.4	6,799	9.2	6,076	7.5	6,160	7.1
Western Europe	6,560	9.9	6,747	9.1	6,809	8.4	6,951	8.0
CEE(2)	6,699	10.1	6,657	9.0	5,828	7.2	5,631	6.5
India	3,065	4.6	2,991	4.0	3,178	3.9	3,572	4.1
Rest of Asia(1)	2,904	4.4	2,996	4.1	3,056	3.8	3,111	3.6
Africa	736	1.1	530	0.7	526	0.7	595	0.7

Total	66,651	100.0%	74,168	100.0%	81,080	100.0%	86,651	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India.

(2)	Central and Eastern Europe.
Source: Brook Hunt Aluminium Metal Service Report, May 2009.
     The sharp increase in alumina production in China in 2006 turned the global alumina market from a deficit in 2005 to a surplus in 2006. In 2007, China's alumina demand grew at 34.6%, pushing global demand growth up 13.0% for the year and relatively weaker supply during the year reduced the surplus of alumina to 156,000 tons. In 2008, the surplus of alumina increased to 3,241,000 tons.
     The following table sets forth the demand-supply balance for alumina from 2005 to 2008:

	Year Ended December 31,
	2005	2006	2007	2008
	(thousands of tons)
Global Alumina Surplus/(Deficit)	(1,657)	1,704	156	3,241

Source: Brook Hunt Aluminium Metal Service Report, May 2009.
     Bauxite
     Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0-3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from US Geological Survey, Guinea has the largest bauxite reserves in the world (25%), followed by Australia (21%), Vietnam (12%), Jamaica (7%), Brazil (7%), China (5%) and India (3%).
     Pricing
     Aluminum is an LME traded metal. It is either sold directly to consumers or on a terminal market. The price is based on the LME price but producers are also able to charge a regional price premium, which generally reflects the cost of obtaining the metal from an alternative source.

     Alumina prices are negotiated on an individual basis between buyers and sellers but are usually determined by reference to the LME price for aluminum. The negotiated agreements generally take the form of long-term contracts, but fixed prices can be negotiated for shorter periods and a relatively small spot market also exists.
     The following table sets forth the movement in aluminum and alumina prices from 1999 to 2008:

	Year Ended December 31,
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	($ per ton, except percentages)
Aluminum
LME Cash Price(1)	$1,362	$1,549	$1,444	$1,349	$1,432	$1,716	$1,897	$2,566	$2,639	$2,571
% Change	0.4	13.8	(6.8)	(6.6)	6.1	19.9	10.5	35.3	2.8	(2.6)
Alumina
Spot Price(2)	$203	$284	$149	$148	$283	$420	$468	$420	$353	$362
% Change	9.7	39.9	(47.5)	(0.7)	91.2	48.4	11.4	(10.3)	(16.0)	2.5
Alumina/Aluminum(%)	14.9%	18.3%	10.3%	11.0%	19.8%	24.5%	24.7%	16.4%	13.4%	14.1%

(1)	Source: LME.

(2)	Source: Bloomberg, Metal Bulletin; alumina metallurgical grade spot Free on Board, or FOB, average for the year.
     The LME aluminum cash price was $1,365 per ton as of March 31, 2009 and $1,616 per ton as of June 30, 2009. The marginal cash cost of production, which represents the cost of production at the 85th percentile of worldwide production, for 2009 is expected to be $1,681 per ton of aluminum, according to Brook Hunt.
     While aluminum prices have risen by 79.6% from 2003 to 2008, rampant demand in China and the increasing exposure of commodities to fund activity in 2007 resulted in cash LME aluminum prices recording their highest annual average since 1983 at $2,639 per ton. The global alumina market was relatively balanced in 2007. Starting in August 2008, aluminum prices began to decline due to a decrease in global demand and aluminum prices fell to $1,454 per ton as of December 31, 2008.
     Besides alumina, power is the other key cost of production for aluminum. Lack of sufficient power and a high cost of power resulted in the curtailment of aluminum production in North America in 2002 and in China in 2004 and 2005. This was a major factor in the increase of aluminum prices.
Indian Aluminum Market
     Background
     The domestic Indian aluminum industry consists of five primary producers: Hindalco, NALCO, a Government of India enterprise, BALCO, MALCO and Vedanta Aluminium. Hindalco had the largest market share in fiscal 2009 of 39%, followed by BALCO, NALCO, Vedanta Aluminium and MALCO with market shares of 28%, 28%, 3% and 2%, respectively, according to the Aluminium Association of India, or AAI.
     According to the US Geological Survey, India has the seventh largest reserves of bauxite ore in the world, with total recoverable reserves estimated at 2,170 million tons. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminum producers.
     Supply and Demand
     Primary aluminum production in India increased at a compound annual growth rate of 10.1% from 0.97 million tons in 2005 to 1.29 million tons in 2008. The majority of aluminum produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates, or the UAE.
     Indian demand for primary aluminum increased at a compound annual growth rate of 10.9% from 0.96 million tons in 2005 to 1.31 million tons in 2008.
     The electrical segment, which accounts for a large part of total aluminum consumption, uses aluminum in overhead conductors, transformer coils, bus bars and foil wraps for power cables. With its low weight and price, aluminum has significant competitive advantages over copper in the manufacture of overhead conductors. For example, the low weight of aluminum leads to savings in the investments required in transmission line towers in terms of strength and cable span (distance between towers). As a result, conductors for overhead power transmission are made exclusively of aluminum. Transport is also a major consumer, contributing approximately 22% of demand in 2005 but average aluminum use in Indian-made automobiles is still approximately one-third of that in western-made automobiles. The underlying dynamics for these sectors are expected to be robust domestically, with the electrical, automobile and construction sections expected to grow at a compound annual growth rate of 5.2%, 11.0% and 14.0% between 2007 and 2011, respectively.
     Pricing and Tariff
     Domestic aluminum prices track global price trends as producers usually price the metal at a marginal discount to the landed cost of imported metal. Though value-added product prices also track metal price movement, they usually have relatively less volatility and command a premium reflecting the degree of value addition and quality, as indicated by the brand.
     Aluminum imports are currently subject to a basic customs duty of 5.0% and an educational cess of 2.0% and secondary and higher education cess of 1% of the customs duty. The customs duty has been reduced in a series of steps from 15.0% in 2003 to 5.0% in 2007. In addition, the Government of India has also imposed a safeguard duty of 35% on imports of aluminum flat rolled products to protect domestic producers from imports from China.

Market Outlook
     Global Aluminum Outlook
     According to Brook Hunt, primary aluminum production is expected to decrease by 7.4% between 2007 and 2010. This is due to production cuts announced by various producers throughout the world which are intended to reduce the supply demand gap created by the global economic downturn. However, primary aluminum production is expected to decrease by 5.2% from 2009 to 2010.
     After six years of strong growth led by China, in 2008 the downturn in the cycle for aluminum production began. In China, growth in the production of aluminum fell from 34.6% from 2006 to 2007 to 4.7% from 2007 to 2008. By the end of 2008, declining demand for aluminum from North America, Japan and Europe saw growth in aluminum production stagnate.
     At the beginning of 2008, global consumption of aluminum was expected to continue to rise but at a growth rate lower than the 10.4% that occurred between 2006 and 2007. The decline in consumption is expected to continue in 2009 with global aluminum consumption forecast to fall 8.3%. Aluminum consumption is expected to increase by 1.8% from 2009 to 2010.
     Indian Aluminum Outlook
     According to Brook Hunt’s June 2009 report, over the next four to five years, the domestic demand for the aluminum industry is expected to grow at a compound annual growth rate of 8.5%, primarily driven by expected growth in consumer demand as a result of higher disposable incomes and investment in infrastructure by the Government of India.
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
     According to Brook Hunt, economic growth in India is less reliant on external demand and as a consequence India is likely to be less affected by the global downturn than more export-driven economies. Nevertheless, the recession in the world’s mature economies is weighing on demand for Indian goods and industrial production contracted year on year in December 2008 and in January 2009, at modest declines of 0.6% and 0.5%, respectively. The Government of India has responded to the global downturn with two fiscal stimulus packages and these should cushion, but not halt, the decline. According to Brook Hunt, industrial production will fall by 1% in 2009 with growth forecast to resume in 2010. Despite the decline in industrial production, the Indian government’s infrastructure investments will support aluminum consumption. Following growth of 7% in 2008, India’s primary aluminum consumption is expected to decrease marginally by 1.5% in 2009 before recovering to grow 6.5% in 2010. As the global economy begins to recover, growth is expected to increase to 7.7% in 2011 and 10.9% in 2012. In the longer term, consumption of aluminum in India is expected to rise from 1.3 million tons in 2008 to 3.4 million tons in 2020, representing a compound annual growth rate of 8.3%, making India the world’s largest national market, after China and the US. This compares to world demand for aluminum, which Brook Hunt estimates will grow from 38.0 million tons in 2008 to 57.1 million tons in 2020, representing a compound annual growth rate of 3.5%.
Commercial Power Generation Business
Industry Overview
     The Indian Electricity Act, 2003 was enacted in order to eliminate the multiple legislation governing the electricity generation, transmission and distribution sectors and to enhance the scope of power sector reforms aimed at addressing systemic deficiencies in the Indian power industry. The key provisions of the Indian Electricity Act, 2003 allowed for de-licensing of power generation, open access in power transmission and distribution, unbundling of State Electricity Boards, or SEBs, compulsory metering of all consumers and more stringent penalties for the theft of electricity. It also included provisions to facilitate captive power plants.
     However, the pace of implementation of these reforms varies across states. The Indian Electricity Act, 2003 read with the National Tariff Policy, or NTP, notified in January 2006 also mandates that all future power purchases by distribution licensees must be based on competitive bidding to obtain the benefits of reduced capital costs and efficiency of operations through competition.
Installed Capacities
     As of March 31, 2009, India’s power system had an installed generation capacity of approximately 147,965 MW. The Central Power Sector Utilities of India, accounted for approximately 33.1% of total power generation capacity as of March 31, 2009, while the various state entities and private sector companies accounted for approximately 51.4% and 15.5%, respectively.

MW	Central	State	Private	Total	Share of Total
	(MW)
Thermal	36,259	46,812	10,654	93,725	63.34%
Hydro	8,592	27,056	1,230	36,878	24.92%
Nuclear	4,120	—	—	4,120	2.78%
Renewable Energy Source	—	2,248	10,995	13,242	8.95%

Total	48,971	76,116	22,879	147,965	100.0%

Source: Central Electricity Authority of India.

     A significant majority of India’s power requirements are dependent upon thermal coal-fired power plants. According to the Indian Bureau of Mines, or IBM, the total copper ore, lead-zinc ore, and bauxite resources of India are estimated at 1.4 billion tons, 0.5 billion tons, and 3.3 billion tons, respectively, as of April 2005. According to the Geological Survey of India, the total coal resources of India are 264.5 billion tons as of April 1, 2008 and according to the Energy Information Agency, a statistical agency of the United States government, India has the fourth largest coal reserves in the world as of 2007. The following table sets forth the coal reserves for the Indian states with the largest coal reserves:

Indian states with more than 8 billion tons of coal reserves	Total Coal Reserves
(in billion tons)
Charttisgarh	41.4
Jharkhand	73.9
Orissa	62.0
West Bengal	27.8
Andhra Pradesh	17.1
Madhya Pradesh	19.8
Maharashtra	9.1

Source: Ministry of Coal of the Government of India.
Future Capacity Additions
     To sustain the strong recent economic growth in India, the Ministry of Power of the Government of India has set an ambitious target of providing “Power for All,” with a target of achieving an installed capacity of 212,000 MW by 2012 by adding over 100,000 MW of generation capacity from 2007 to 2012. An additional 64,035 MW is required from the current installed capacity to reach the target of 212,000  MW of installed capacity.
     The power sector in India is characterized by under-investment and resulting supply constraints, as a result of which, the power section in India suffers significant levels of energy deficits. The Indian Electricity Act, 2003 was enacted in order to consolidate multiple legislations covering various aspects of the power sector and to enhance the scope of power sector reforms. Reforms to national tariff policy in India in 2003 made it mandatory for power requirements to be procured via a transparent competitive bidding process as per the guidelines issued by the Ministry of Power of the Government of India.
     In order to accelerate the development of power plants in India, the Government of India has proposed the setting up of nine Ultra Mega Power Projects, or UMPPs. Each project will be 4,000 MW and will use coal as fuel. The Government of India will ensure land and environmental clearances, fuel linkage, offtake agreements and a payment security mechanism to ensure smooth implementation. Each of these projects is expected to be commissioned from 2008 to 2012, four of which have already been awarded. Tata Power has been awarded the Mundra UMPP in Gujarat and Reliance Power has won three UMPPs, Sasan in Madhya Pradesh, Krishnapatnam in Andhra Pradesh and Tilaiya in Jharkhand.
     According to the Central Electricity Authority of India, 78,577 MW of capacity additions were announced during the Eleventh Plan (2007-2012) and it expects 86,500 MW of capacity additions in the Twelfth Plan (2012-2017). In order to maintain its current rate of growth, India requires faster capacity additions in the Eleventh Plan. Further, additions to generation capacity will require concomitant capacity additions in transmissions and distributions as well. Total investments of around Rs. 6.7 trillion ($166.6 billion) in the power sector in the Eleventh Plan (2007-2012) are expected.
Transmission and Distribution
     In India, the transmissions and distributions system is comprised of state grids, regional grids (which are formed by interconnecting neighboring state grids) and distribution networks. The distribution networks and the state grids are mostly owned and operated by the SEBs or state governments through SEBs, while most of the inter-state transmission links are owned and operated by the Power Grid Corporation of India Limited. These regional grids facilitate transfers of power from power-surplus states to power-deficit states and are gradually being integrated to form a national grid. The existing inter-regional power transfer capacity of 17,000 MW is expected to be enhanced to 37,150 MW by the end of the Eleventh Plan (2012).
     With the enactment of the Indian Electricity Act, 2003 and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognized as an independent activity. Power distribution in the States of Delhi and Orissa has been privatized and distribution networks are now operated by private utilities companies such as Tata Power, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited, and a number of other distribution companies.

Consumption
     Although electricity generation capacity has increased substantially in recent years, the demand for electricity in India still substantially exceeds available generation supply. The following charts show the gap between the total electricity required versus total electricity made available from fiscal 1998 to 2009.
Power: Demand and Supply
Power: Peak Demand and Supply

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
Power: Category-wise Consumption (2005-06)

Source: Central Electricity Authority of India.

     According to the forecasts of the Seventeenth Electric Power Survey, energy demand will increase at a compound annual growth rate of 8.5% to 964 billion kWh, during the Tenth Five-year plan period (2008-12). Peak demand is projected to increase at a compound annual growth rate of 9.6% to 167.1 billion kWh over the same period. The Eleventh Five-year plan (2007-2012) envisages energy demand to grow at a compound annual growth rate of 7%. The following graph shows the expected demand for power for the period 2003 to 2022.

Source: Central Electricity Authority of India (Seventeenth Electric Power Survey).
     While per capita consumption in India has grown significantly, it continues to lag behind power consumption in other leading developed and emerging economies by a large margin. The Ministry of Power of the Government of India is projecting a per capita consumption of over 1,000 kWh/year in 2012.
     The following charts compare per capita electricity consumption in India, other countries and the world average consumption.
Per Capita World Consumption (2006)

Note:

(1)	Countries that are members of the Organization for Economic Co-operation and Development, or OECD (http://www.oecd.org).
Source: International Energy Agency, Key World Energy Statistics 2008 (2006 data).
India Growth Pattern Over Years

Source: Ministry of Power of the Government of India.

Power Trading
     Power trading takes place between suppliers with surplus capacity and areas with deficits. Recent regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity to promote competition. Several entities, including PTC India Limited (formerly Power Trading Corporation of India Limited), NTPC’s subsidiary, NTPC Vidyut Vyapar Nigam Limited, and Tata Power Trading Company Private Limited have started trading operations or have applied for trading licenses.
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
     To achieve these objectives, the NTP mandated that power procurement for future requirements by all distribution licensees should be through a transparent competitive bidding mechanism using the Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by Distribution Licensees, dated January 19, 2005, issued by the Ministry of Power of the Government of India. Further, to facilitate a transparent competitive bidding mechanism, an availability-based tariff mechanism has also been introduced whereby the electricity tariffs are split into two parts comprising a fixed capacity charge and a variable energy charge. The fixed cost elements like interest on loans, return on equity, depreciation, operations and maintenance expenses, insurance, taxes and interest on working capital are covered by the capacity charge. The variable cost (that is, fuel cost) of the power plant for generating energy is covered by the energy charge.
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
     The Accelerated Power Development and Reform Program, or APDRP, was implemented to accelerate reforms in the distribution sector by giving incentives and loans to state utilities to reduce Aggregate Technical and Commercial losses and outage interruptions. The APDRP has not been as successful as was initially planned. The Ministry of Finance has finalized a new APDRP, the Re-Structured Accelerated Power Development and Reform Program, or R-APDRP. The focus of the R-APDRP is on actual, demonstrable performance in terms of sustained loss reduction. Establishment of reliable and automated systems for sustained collection of accurate base line data, and the adoption of information technology in the areas of energy accounting, will be essential before taking up distribution strengthening projects. The R-APDRP is intended to cover urban areas, towns and cities with populations of over 30,000 people (10,000 in the case of special category states). In addition, in certain dense rural areas with significant loads, works of separation of agricultural feeders from domestic and industrial feeders and of high voltage distribution systems (11 kilovolt) will also be taken up.

OUR BUSINESS
Overview
     We are one of India’s largest non-ferrous metals and mining companies. We are one of the two custom copper smelters in India, with a 45.7% primary market share by production volume in India in fiscal 2009, according to ICPCI, the leading and only integrated zinc producer with a 79.0% market share by production volume of the Indian zinc market in fiscal 2009, according to the ILZDA, and one of the five primary producers of aluminum with a 28.0% primary market share by production volume in India in fiscal 2009, according to the AAI. In addition to our three primary businesses of copper, zinc and aluminum, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. We believe our experience in operating and expanding our business in India will allow us to continue to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
     Our copper business is principally one of custom smelting. We were one of the top fifteen custom copper smelters worldwide in 2008 and one of the largest in India by production volume in fiscal 2008, according to Brook Hunt. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our operations also include a copper smelter, two copper refineries, three copper rod plants, a doré anode plant, sulphuric and phosphoric acid plants, and captive power plants at our facilities in Silvassa and Tuticorin in India, as well as a precious metal refinery at Fujairah in the UAE. In addition, on March 6, 2009, we and Asarco, a US-based copper mining, smelting and refining company, signed an agreement for us to acquire substantially all of the operating assets of Asarco for $1.7 billion. On June 12, 2009, we agreed to increase the purchase consideration to $1.87 billion, mostly related to an expected increase in working capital on the closing date. The purchase consideration consists of a cash payment of $1.1 billion on closing and a senior secured non-interest bearing promissory note for $770 million, payable over a period of nine years. The agreement remains subject to approval by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. As a result, there can be no assurance that court approval will be obtained or that the proposed acquisition will be concluded. If this acquisition is completed, we will acquire ownership of Asarco’s three open-pit copper mines, which had estimated reserves of 5.2 million tons of contained copper as of January 2008, associated mills, solvent extraction and electrowinning, or SX-EW, plant and a copper smelter in the State of Arizona, United States and a copper refinery, rod plant, cake plant and precious metals plant in the State of Texas, United States. See “Item 5. Operating and Financial Review and Prospects — Recent Developments.”
     Our fully-integrated zinc business is owned and operated by HZL, in which we have a 64.9% ownership interest. HZL is India’s leading zinc producer with a 79.0% market share by production volume of the Indian zinc market in fiscal 2009, according to the ILZDA. HZL was the world’s third largest zinc mining company in 2008 based on zinc mine production and is also one of the top ten lead mining companies by production volume worldwide, according to Brook Hunt. HZL’s Rampura Agucha mine was the largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis, according to Brook Hunt. HZL was in the lowest cost quartile in terms of all zinc mining operations worldwide in 2008, the fourth largest producer of zinc worldwide and the largest integrated producer of zinc worldwide based on production volumes in 2008, according to Brook Hunt. In addition, HZL’s new Chanderiya hydrometallurgical zinc smelter was the third largest smelter on a production basis worldwide in 2008, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). It is our current intention to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL. HZL’s operations include four lead-zinc mines, three zinc smelters, one lead smelter, one lead-zinc smelter, three sulphuric acid plants, one silver refinery, and captive power plants at our Chanderiya and Debari facilities in Northwest India, one zinc smelter and a sulphuric acid plant at our Vizag facility in Southeast India and one zinc ingot melting and casting plant at Haridwar in North India.
     Our aluminum business is primarily owned and operated by BALCO, in which we have a 51.0% ownership interest. BALCO is one of the five primary producers of aluminum in India and had a 28.0% primary market share by production volume in India in fiscal 2009, according to AAI. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s partially integrated operations include two bauxite mines, captive power plants and refining, smelting and fabrication facilities at our Korba facility in Central India. BALCO’s 245,000 tpa Korba aluminum smelter was in the lowest cost quartile in terms of all aluminum smelter operations worldwide in 2007, according to Brook Hunt. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminum smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminum producer. BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. In addition, BALCO is seeking to build a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh.

     In addition, we are expanding our aluminum business through Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium is intended to be a fully integrated alumina and aluminum producer with a 1.0 million tpa, expandable to 1.4 million tpa subject to governmental approvals, alumina refinery at Lanjigarh in the State of Orissa in Eastern India, with an associated 75 MW captive power plant, expandable to 90 MW. In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.0 million tpa greenfield alumina refinery. The Lanjigarh alumina refinery started production from a single stream operation and produced 585,597 tons of alumina in fiscal 2009. The second production stream of the Lanjigarh alumina refinery was commissioned in April 2009. Further, Vedanta Aluminium is expanding its alumina refining capacity at the Lanjigarh refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking, which is expected to be completed by March 2010, and from 2.0 million tpa to 5.0 million tpa by constructing a second 3.0 million tpa refinery with an associated 210 MW coal-based captive power plant, which are expected to be commissioned by mid-2011. Vedanta Aluminium is in the process of obtaining all governmental approvals for these expansion projects. In addition, Vedanta Aluminium is building a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project will be implemented in two phases of 250,000 tpa each. Commissioning of the first phase commenced in May 2008, six months ahead of schedule, and was fully commissioned in May 2009. The second phase is expected to be progressively commissioned from June 2009 through the end of fiscal 2010, subject to governmental approvals. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility. Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda which is expected to be progressively commissioned from March 2010 and to be completed by September 2012.
     We have been building and managing captive power plants since 1997. As of May 31, 2009, the total power generating capacity of our captive power plants and wind power plants was 2,078.7 MW, including six thermal coal-based captive power plants with a total power generation capacity of 1,604 MW that we built within the last five years. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. Our wholly-owned subsidiary Sterlite Energy is investing approximately Rs. 82,000 million ($1,612.0 million) to build a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is expected to be progressively commissioned starting in the third quarter of fiscal 2010, with full completion anticipated by the second quarter of fiscal 2011. Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 65.3 billion tons as of April 1, 2008, according to the Geological Survey of India 2008. In addition, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed in April 2013.
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
•	Our Tuticorin smelter was one of the top fifteen custom copper smelters worldwide in 2008, and one of the largest in India by production volume in fiscal 2008, according to Brook Hunt.

•	Our zinc business’ operations are fully integrated with its own mining and captive power generation capacities. HZL was the world’s third largest zinc mining company in 2008 based on zinc mine production and is also one of the top ten lead mining companies by production volume worldwide, according to Brook Hunt. In 2008, HZL’s Rampura Agucha mine was the largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis, according to Brook Hunt. HZL was in the lowest cost quartile in terms of costs of production of all zinc mining operations worldwide in 2008, the fourth largest producer of zinc worldwide and the largest integrated producer of zinc worldwide based on production volumes in 2008, and HZL’s Chanderiya hydrometallurgical zinc smelter was the third largest smelter on a production basis worldwide in 2008, according to Brook Hunt.

•	Our aluminum business’ operations are fully integrated with respect to their power requirements through their captive power plants. BALCO’s 245,000 tpa Korba aluminum smelter was in the lowest cost quartile in terms of all aluminum smelter operations worldwide in 2007, according to Brook Hunt. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. In March 2007, Vedanta Aluminium began the progressive commissioning of a 1.0 million tpa greenfield alumina refinery project in Lanjigarh and an associated 75 MW captive power plant, expandable to 1.4 million tpa and 90 MW, respectively, subject to governmental approvals. The Lanjigarh alumina refinery has started production from a single stream operation and produced 585,597 tons of alumina in fiscal 2009. The second production stream of the Lanjigarh alumina refinery was commissioned in April 2009.
     We are seeking to further lower our costs across all our operations. Factors contributing to our success in lowering our costs of production include:
•	our focus on continually reducing manufacturing costs and seeking operational efficiency improvements;

•	our building and managing our own captive power plants to supply a substantial majority of the power requirements of our operations; and

•	the relatively large and inexpensive labor and talent pools in India.
     We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations and continually seek to improve efficiency.
Leading non-ferrous metals and mining company in India with a diversified product portfolio
     We have substantial market share across the copper, zinc and aluminum metals markets in India. Specifically:
•	we are one of two custom copper smelters in India, with a 45.7% primary market share by production volume in India in fiscal 2009, according to ICPCI;

•	HZL is India’s only integrated zinc producer and had a 79.0% market share by production volume in India in fiscal 2009, according to ILZDA; and

•	BALCO is one of the five primary producers of aluminum in India and had a 28.0% primary market share by production volume in India in fiscal 2009, according to AAI.
     According to Brook Hunt, the demand for copper, zinc and aluminum in India is expected to grow from 598,000 tons, 479,000 tons and 1.3 million tons in 2008 to 1.2 million  tons, 1.0 million tons and 3.4 million tons in 2020, representing compound annual growth rates of 5.8%, 6.5% and 8.3%, respectively. This compares to world demand for copper, zinc and aluminum, which Brook Hunt estimates will grow from 18.0 million tons, 11.2 million tons and 38.0 million tons in 2008 to 24.7 million tons, 16.0 million tons and 57.1 million tons in 2020, representing compound annual growth rates of 2.7%, 3.0% and 3.5%, respectively.
     With our copper, zinc and aluminum businesses representing 54.9%, 26.3% and 18.4% of our net sales and 25.0%, 59.5% and 15.1% of our operating income in fiscal 2009, respectively, we believe that we have a diversified product portfolio and intend to further diversify our business through our planned entry into the commercial power generation business.
Ideally positioned to capitalize on India’s growth and resource potential
     We believe that our experience operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from factors including:
•	India’s large mineral reserves. According to the IBM, the total copper ore, lead-zinc ore, and bauxite resources of India are estimated at 1.4 billion tons, 0.5 billion tons, and 3.3 billion tons, respectively, as of April 1, 2005. According to the Geological Survey of India, the total coal resources of India are 264.5 billion tons as of April 1, 2008, and according to the Energy Information Agency, a statistical agency of the United States government, India has the fourth largest coal reserves in the world as of 2007. In addition, according to the US Geological Survey, India’s bauxite reserves are the seventh largest in the world with total recoverable reserves estimated at 2,170 million tons.

•	India’s economic growth and proximity to other growing economies. India is one of the fastest growing large economies in the world with a real gross domestic product growth of 6.7% in fiscal 2009 and an expected growth in real gross domestic product of 7.0% in fiscal 2010, according to the Government of India, Economic Survey (2008 to 2009). That growth has been fueled in significant part by domestic demand, with exports accounting for only approximately 23% of India’s real gross domestic product in fiscal 2009, according to the Government of India’s Ministry of Statistics and Programme Implementation. In addition, the Government of India plans to spend approximately $514 billion on infrastructure between 2007 and 2012, including approximately $167 billion on the power segment, according to the Government of India’s Eleventh Five-Year Plan (2007-2012) (exchange rate used in the plan for calculating infrastructure and power segments spending was Rs. 40 = $1.00). As such, we believe that our focus on the metals and power segments will allow us to directly benefit from demand in India and from the other growing economies in China, Southeast Asia and the Middle East.

•	India’s large and inexpensive labor and talent pools. India has, compared to other industrialized nations, low labor costs as a result of its large and skilled labor pool and the availability of many well-educated professionals.
Strong pipeline of growth projects
     We possess a strong portfolio of greenfield and brownfield projects that we intend to pursue:
•	Zinc segment: HZL has Rs. 28,800 million ($566.1 million) of expansion projects to increase its total lead-zinc capacity to 1,065,000 tpa with fully integrated mining and captive power generation capacities. These projects include:
•	establishing two brownfield smelters which are expected to increase the production capacities of zinc and lead by approximately 210,000 tons and 100,000 tons, respectively, at Rajpura Dariba in the State of Rajasthan, both of which are expected to be completed by mid-2010;

•	setting up an associated captive power plant with a capacity of 160 MW at Rajpura Dariba, which is expected to be completed by mid-2010;

•	expanding ore production capacity at the Rampura Agucha mine from approximately 5.0 million tpa to 6.0 million tpa, which is scheduled for completion in mid-2010, and at the Sindesar Khurd mine from approximately 0.3 million tpa to 1.5 million tpa, which is scheduled to be progressively completed from mid-2010. The ramp portal connecting the Sindesar Khurd mine surface to the ore body has been completed and resources have been mobilized to achieve accelerated mine development;

•	HZL is expected to start mining activity at the Kayar mine progressively from mid-2010, with the mine expected to have a production capacity of 360,000 tpa; and

•	increasing silver production from the current levels of approximately 105 tpa to approximately 500 tpa, primarily from the Sindesar Khurd mine where silver occurs at approximately 200 parts per million, or ppm.
•	Aluminum segment: Our aluminum segment projects are being undertaken both at our subsidiary, BALCO, and by Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta in which we have 29.5% ownership interest:
•	In order to enhance aluminum production capacity to 1.0 million tons, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh on August 8, 2007, for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh, at an estimated cost of Rs. 81,000 million ($1,592.3 million). BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminum smelter which uses pre-baked technology from the Guiyang Aluminium — Magnesium Design & Research Institute, or GAMI, of China. The first production stream from the 325,000 tpa aluminum smelter is expected in October 2010 and the target date of completion is by September 2011. In addition, BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh at an estimated cost of Rs. 46,500 million ($914.1 million). The first phase of the power plant is expected to be commissioned by June 2010 and the second phase is expected to be completed by September 2011.

•	Vedanta Aluminium is building a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW captive power plant, in Jharsuguda in the State of Orissa, in two phases of 250,000 tpa each at an estimated project cost of Rs. 95,583 million ($1,879.0 million). Commissioning of the first phase commenced in May 2008, six months ahead of schedule, and was fully commissioned in May 2009. The second phase is expected to be progressively commissioned from June 2009 through the end of fiscal 2010, subject to the receipt of governmental approvals. The associated 1,215 MW thermal coal-based captive power plant will consist of nine units of 135 MW each, five of which have been commissioned as part of the first phase. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility. In addition, Vedanta Aluminium is spending an estimated Rs. 116,800 million ($2,296.0 million) to construct a second 1,250,000 tpa aluminum smelter in Jharsuguda which is expected to be progressive commissioned from March 2010 and to be completed by September 2012.

•	Power segment: We are executing our plan to enter the commercial power generation business with Sterlite Energy’s construction of a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa at an estimated cost of Rs. 82,000 million ($1,612.0 million). The project is expected to be progressively commissioned starting in the third quarter of fiscal 2010, with full completion anticipated by the second quarter of fiscal 2011. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal to support this facility. Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed in April 2013.
Experience for entry into commercial power generation business in India
     We have been building and managing captive power plants in India since 1997 and as of May 31, 2009, are managing captive power plants and wind power plants with a total power generation capacity of 2,078.7 MW, including six thermal coal-based captive power plants with a total power generation capacity of 1,604 MW that we built within the last five years. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. Demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite having increased significantly in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “— Our Industry — Commercial Power Generation Business — Consumption.” In addition, it has large coal resources of 264.5 billion tons as of April 1, 2008, according to the Geological Survey of India, and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, we can compete successfully in this business.
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
     We acquired our zinc business through our acquisition of HZL and our aluminum business through our acquisition of BALCO. In both instances, we have been successful at increasing production levels from the existing assets by improving operational efficiencies, lowering the costs of production by commissioning captive power plants and growing the businesses through capacity expansions, specifically:
•	increasing HZL’s production from 172,140 tpa of zinc ingots and 214,447 tpa of zinc mined metal content when we acquired HZL in 2002 to 217,836 tpa of zinc ingots and 651,494 tpa of zinc mined metal content in fiscal 2009, representing an increase of 26.5% and 203.8%, respectively, by increasing the production of HZL’s original two hydrometallurgical zinc smelters, one lead-zinc smelter and four lead-zinc mines; and

•	increasing the production of BALCO’s original aluminum smelter from 89,164 tpa when we acquired management control of BALCO in 2001 to 106,283 tpa in fiscal 2009, representing an increase of 19.2%.

     We utilize project monitoring and assurance systems to facilitate timely execution of our projects, a number of which have been completed ahead of time and on budget. In addition, we have established relationships with leading domestic and international vendors that support our expansion projects. We have successfully completed expansion projects across our copper, zinc and aluminum businesses on which we have spent Rs. 290,696 million ($5,714.5 million) since fiscal 2003, including:
•	increasing the lead metal capacity of HZL’s lead-zinc smelter at Chanderiya from 35,000 tpa to 85,000 tpa in February 2006;

•	increasing the copper anode capacity of our Tuticorin copper smelter from 180,000 tpa to 300,000 tpa in 2005 and then to 400,000 tpa in November 2006;

•	increasing the Korba facility by adding a new 245,000 tpa aluminum smelter to bring the total installed capacity to 345,000 tpa of aluminum in November 2006;

•	completing a brownfield expansion with the addition of HZL’s two hydrometallurgical zinc smelters with a capacity of 170,000 tpa each, together with coal-based captive power plants of 154 MW and 80 MW at Chanderiya in May 2005 and December 2007, respectively. The capacities of the zinc smelters were further increased to 210,000 tpa through improvements to the operational efficiencies of both smelters in April 2008;

•	increasing the capacity of the Rampura Agucha lead-zinc mine and processing plant from 2.0 million tpa to 5.0 million tpa of ore to supply the brownfield zinc smelter expansion at Chanderiya between 2003 and 2008;

•	completing our wind power plants at Gujarat and Karnataka with a total power generation capacity of 123.2 MW between 2007 and July 2008;

•	commissioning a third concentrator at Rampura Agucha in May 2008 and an 80 MW captive power plant at Zawar in December 2008 which has lowered our power generation costs, as we have replaced relatively higher cost purchases from the local SEB with our own power generation facilities; and

•	increasing the capacity of HZL’s Debari smelter from 80,000 tpa to 88,000 tpa through a project commissioned in April 2008 to improve operational efficiencies.
Ability and capacity to finance world-class projects
     We have generated strong cash flows in recent years due to our volume growth, high commodity prices and our cost reduction measures. Moreover, we have a strong balance sheet with low leverage. We believe that holding substantial cash and current assets and maintaining low leverage are important to provide sufficient liquidity and to meet the cash outflow requirements of our capacity expansion projects in the event of any adverse movements in commodity prices.
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
Continuing focus on asset optimization and reducing the cost of production
     We are currently in the top decile in terms of cost of production in our zinc business, and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:
•	seeking improvements in operations to maximize throughput and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce power consumption in the refining and smelting processes and in captive power plants to provide the required power;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	a strong exploration effort seeking to increase the reserves, particularly in our zinc ore business;

•	continuing to improve recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply;

•	securing additional sources of coal through coal block allocations and coal linkages for use in power plants, such as the coal block allocations of 211.0 million tons we received from the Ministry of Coal for use in BALCO’s captive power plants and of 31.5 million tons we received from the Madanpur Coal Block for use in HZL’s captive power plants;

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals; and

•	reducing greenhouse gas emissions from our operations through various projects, including for example our recent installation of a back pressure turbine for utilizing waste gases of the roaster plant at one of our zinc smelters at Chanderiya, a project from which we have 22,744 voluntary emission reduction credits from July 1, 2005 until March 30, 2007 and received 15,614 carbon emission reduction credits from March 31, 2008 until February 29, 2009. Our wind power projects have also been registered for carbon emission reduction credits.
     Recent successes as a result of these initiatives include:
•	increased zinc production volume from fiscal 2008 to fiscal 2009;

•	an increase in reserves at HZL’s Rampura Agucha mine from 63.6 million tons as of March 31, 2008 to 67.9 million tons as of March 31, 2009; and

•	stable cost of production in most of our businesses notwithstanding inflationary cost pressures across the metals and mining industry generally, particularly with respect to logistics and energy costs.
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
     As of March 31, 2009, we had total production capacities of 400,000 tpa of copper cathodes, 669,000 tpa of zinc, 85,000 tpa of lead and 345,000 tpa of aluminum. Our goal is to achieve 1.0 million tpa of total production capacity in each of our base metals through our existing and future expansion projects, while implementing our expansion projects at industry leading benchmark capital costs, within budget and ahead of schedule. We believe we have made significant progress towards achieving this goal, though there can be no assurance that we will be able to achieve such production capacity for each of our businesses. See “— Competitive Strengths — Strong pipeline of growth projects.”
Leveraging our project execution and operating skills and experience in building and managing captive power plants to develop a commercial power generation business
     The demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind other leading developed and emerging economies by a large margin. India has large thermal coal resources and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, and by applying our mining experience to the mining of the coal blocks we are seeking to have allotted to us to reduce the costs of our proposed commercial power generation business, we can compete successfully in this business. In addition, we believe that our entry into the commercial power generation business will allow us to establish ourselves and gain specific experience in coal mining as the power industry is one of only three industries in India, the others being iron/steel and cement, where captive coal mining by non-governmental entities is permitted. We believe this would help position us to more broadly enter the coal mining business if it is eventually opened to entry by non-governmental entities as part of a Government of India deregulation initiative. See “ — Our Commercial Power Generation Business.”

Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills and experience
     Our successful acquisitions of HZL and BALCO have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses, including through government privatization programs in India, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. By selecting the opportunities for growth and acquisition carefully and leveraging our skills and experience, we expect to continue to expand our business while maintaining a strong balance sheet and investment grade credit profile. A recent example of our pursuit of this strategy was our execution of an agreement with Asarco, a US-based copper mining, smelting and refining company, on March 6, 2009 for the sale to us of substantially all the operating assets of Asarco. We believe that the Asarco assets, which include three open-pit copper mines, which had estimated reserves of 5.2 million tons of contained copper as of January 2008, associated mills, SX-EW plant and a copper smelter in the State of Arizona, United States, and a copper refinery, rod plant, cake plant and precious metals plant in the State of Texas, United States, will be a good strategic fit with our existing copper business. The agreement is subject to approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. See “Item 5. Operating and Financial Review and Prospects — Recent Developments.”
Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group
     We have consolidated and are continuing to seek to increase our direct ownership of our underlying businesses to simplify and derive additional synergies as an integrated group, in particular by acquiring major shareholders to consolidate our corporate structure to simplify and more closely integrate our operations. As part of this strategy we continue to seek to increase our direct ownership of our underlying businesses to derive additional synergies as an integrated group. In March 2004, we exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO in order to make BALCO a wholly-owned subsidiary, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. We own 64.9% of HZL and we intend to acquire from the Government of India a further 29.5% of the shares in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our option to purchase the Government of India’s remaining shares in HZL may be challenged” and “— Options to Increase Interests in HZL and BALCO.” It has been reported in the media that the Government of India is considering asserting a breach of a covenant by our subsidiary SOVL and may seek to exercise a put or call right with respect to shares of HZL. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.” If the Government of India makes such an assertion, we intend to contest it and believe we have meritorious defenses.
Basis of Presentation of Ore Reserves
     Our reported ore reserves are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers and an audit of the results for the ore reserves of HZL and BALCO by the independent consulting firms of SRK Consulting (UK) Ltd and SRK (Australasia) Pty Ltd, which are together referred to herein as SRK. Our reported ore reserves at the Mt. Lyell mine are based on our internal estimates. The results are reported in compliance with Industry Guide 7 of the US Securities and Exchange Commission, or the SEC.
     An “ore reserve” is economically mineable and includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proven ore reserves.
     We retained SRK to conduct independent reviews of our ore reserve estimates (excluding CMT) as of March 31, 2009 at the Rampura Agucha, Rajpura Dariba and Zawar lead-zinc mines, and the Mainpat and Bodai-Daldali bauxite mines. SRK visited the HZL sites in 2009 and the BALCO sites in March 2008 and in both instances reviewed the methodology and data used to develop the ore reserve estimates. The geological information at Mt. Lyell and Rampura Agucha are modeled using conventional computerized models, the information at Rajpura Dariba is modeled using a proprietary modeling system, and the information at Zawar and the bauxite mines is modeled using paper based sections. SRK conducted a series of checks at the HZL and BALCO mines to verify that the resulting estimate of the quantity and quality of ore present was appropriate.
     In addition to the ore reserves, we have identified further mineral deposits as either extensions to or in addition to our existing operations that are subject to ongoing exploration and evaluation.

Our Copper Business
Overview
     Our copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant, copper rod plant and doré anode plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provided approximately 8% of our copper concentrate requirements in fiscal 2009. We also have a precious metal refinery at Fujairah in the UAE that produces gold and silver ingots, which was commissioned in March 2009.
     As a custom smelter, we buy copper concentrate at LME-linked prices for copper less a TcRc that is negotiated with suppliers. We sell refined copper at LME-linked prices in the domestic and export markets. The TcRc is influenced by global copper concentrate demand, supply of copper smelting and refining capacity, LME trends, LME-linked price participation and other factors. We source our concentrate from various global suppliers and our Australian mine.
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
     Doré Anodes
     We produce doré anodes at our doré anode plant by treating anode slimes produced as a by-product of our copper smelting operations. The doré anodes are shipped to our precious metal refinery at Fujairah in the UAE where they are refined to extract gold, silver, platinum and palladium.
     Other By-products
     Other by-products of our copper smelting operations are gypsum and anode slimes, which we sell to third parties.

Our Production Process
     Our copper business has a number of elements which are summarized in the following diagram and explained in greater detail below:
     Supply of Copper Concentrate
     As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. Approximately 8.0% of our copper concentrate was sourced from our own mine in Tasmania, Australia in fiscal 2009. All of the copper concentrate used in our operations, whether from our own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to our Tuticorin smelter.
     Tuticorin Smelter
     Our Tuticorin smelter processes copper concentrate by combining it with silica flux and lime, where required, and feeding it into the IsaSmeltTM furnaces. The furnaces smelt the copper concentrate, producing copper matte, slag and sulphur dioxide gas. The slag and the copper matte flow into a holding furnace, where they are separated. The slag is further smelted to extract additional copper matte and then the remaining slag is discarded. The copper matte is transferred to a converter, where it is oxidized to produce blister copper. The blister copper is fed into the anode furnace where additional sulphur dioxide is removed and the copper is cast as copper anodes.
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
     Doré Anode Plant
     In our doré anode plant, which was commissioned in February 2009, roasted anode slime is mixed with soda and borax and fed into a furnace known as the TROF converter. The TROF converter takes care of the smelting, reduction and refining steps in the same furnace, which saves energy when compared to a conventional furnace. After smelting, silver poor slag is poured off from the TROF converter and the doré metal is refined by blowing oxygen into the metal bath. Thereafter, the refined doré metal is cast into doré anodes each weighing 16.5 kilograms. Off-gases are led in a controlled way from the TROF converter into a bag filter and scrubber before being released into the atmosphere.
     Precious Metal Refinery
     In our precious metal refinery, doré anodes are refined into silver metal using an electrolytic process and further refined into gold metal by employing a leaching process, which uses concentrated hydrochloric acid, to remove gold metal from the gold mud produced during the electrolytic process. Platinum, palladium and other impurities, which are dissolved in the leaching process, are precipitated as concentrate.
     Delivery to Customers
     The copper cathodes, copper rods, phosphoric acid and other by-products are shipped for export or transported by road to customers in India. Doré anodes are shipped to Fujairah Gold FZE in the UAE.
Principal Facilities
     Overview
     The following map shows the locations of each of our copper mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2009:

     The following map shows the location of our Tuticorin facility in the State of Tamil Nadu:
     The following map shows the location of our Silvassa facility in the union territory of Dadra and Nagar Haveli:
     The following map shows the location of the Mt. Lyell mine in Tasmania:
     Our Copper Mine
     The Mt. Lyell mine is located at Queenstown on the west coast of Tasmania, Australia, approximately 164 kilometers south of Burnie and approximately 260 kilometers northeast of Hobart. Mt. Lyell has well-established infrastructure as mining has been conducted in the area since 1883. The town of Queenstown, originally established to service the mines, continues to provide a range of mining services which are supplemented from Burnie and Hobart. Mt. Lyell is connected by paved public road to Burnie and Hobart. There is a rail connection to the port of Burnie.
     The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 1M95 and 5M95 granted by the State Government of Tasmania. Mining Lease 1M95 was granted on January 1, 1995 for a period of 15 years and Mining Lease 5M95 was granted on February 1, 1995 for a period of 14 years and 11 months. Both are renewable and are subject to the terms and conditions specified in the Mineral Resources Development Act, 1995, as amended, of Australia. Mining Lease 1M95 and Mining Lease 5M95 both expire in January 2010 and we intend to renew these leases. The mine is also covered by the Copper Mines of Tasmania Pty Ltd (Agreement) Act 1999, which, in conjunction with an agreement between the State Government of Tasmania and CMT entered into pursuant to that Act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims.
     The Mt. Lyell mining district was first discovered in 1883 and 15 separate orebodies have been mined over its life. It is estimated that in excess of 100 million tons of ore has been extracted from the district. Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, formerly Gold Mines of Australia, when MLMC entered into voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.2 million tpa in fiscal 2000 to 2.6 million tpa in fiscal 2009. We acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star in 2000.

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
     The gross value of fixed assets, including capital works-in-progress, was approximately AUD 102.4 million (Rs. 3,617.4 million or $71.1 million) as of March 31, 2009.
     In fiscal 2009, Mt. Lyell mined and processed 2.4 million tons of ore at a grade of 1.3% copper to produce 98,761 dmt of copper concentrate, which also contained 15,675 ounces of gold and 135,953 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. Based on reserves as of March 31, 2009 and anticipated production, the estimated mine life at Mt. Lyell is approximately four years from April 1, 2009.
     The economic cut-off grade is defined using the metal prices of $3,889 per ton of copper and $800 per ounce of gold. The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 1.0% copper and have an average grade that exceeds 1.0% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.75% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 1.0% copper. CMT operates on a 1.0% copper operational cut-off grade in practice, preferring to take a higher revenue at the expense of a longer mine life. A stope drawpoint is drawn until the average grade of the broken material drops below the operational cut-off grade of 1.0% copper.
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
     For fiscal 2009, the metallurgical recovery was 90.2% for copper, 65.5% for gold and 62.9% for silver. For fiscal 2009, the contract mining and milling cost was AUD 2,963 ($2,057.64 or Rs. 104,672) per ton, administration and environment cost was AUD 413 ($286.81 or Rs. 14,590) per ton and transportation cost was AUD 448 ($311.11 or Rs. 15,826) per ton. Correspondingly the TcRc was AUD 398 ($276.39 or Rs. 14,060) per ton.
     The following table sets out our proven and probable copper reserves as of March 31, 2009. The figures show the split between the ore derived from primary, or in-situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralized material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, we believe that this allowance can be sustained for the forecast life of the reserves.

		Proven Reserve		Probable Reserve		Total Proven and Probable Reserves
		Quantity	Copper Grade	Quantity	Copper Grade	Quantity	Copper Grade
Mine	Source	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mt. Lyell	In-situ ore	3.0	1.48	1.6	1.52	4.6	1.49
	Secondary ore	—	—	6.5	1.15	6.5	1.15
	Surface stockpile	0.2	1.25	—	—	0.2	1.25

Total		3.2	1.47	8.1	1.22	11.3	1.29

     Our Smelter and Refineries
     Overview
     The following table sets forth the total capacities as of March 31, 2009 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
			(tpa)			(MW)
Tuticorin	400,000	205,000	90,000	1,300,000	230,000	46.5
Silvassa	—	195,000	150,000	—	—	—

Total	400,000	400,000	240,000	1,300,000	230,000	46.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.

(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
     Tuticorin
     Our Tuticorin facility, established in 1997, is located approximately 17 kilometers inland from the port of Tuticorin in Tamil Nadu in Southern India. Tuticorin is one of India’s largest copper smelters based on production volume in fiscal 2008. Our Tuticorin facility currently consists of a 400,000 tpa copper smelter, a 205,000 tpa copper refinery, a 90,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant, a 700 tpa doré anode plant and two captive power plants with capacities of 22.5MW and 24.0MW, respectively.
     The captive power plants with a total capacity of 46.5MW, together with a further 11.2 MW generated from the smelter waste heat boiler, meet most of the facility’s power requirements. The remaining power requirements of the facility, which amount to approximately 22.5% of its total power requirements in fiscal 2009, are obtained from the state power grid. Our captive power plants at Tuticorin operate on low sulphur heavy stock procured through long-term contracts with various oil companies.
     The smelter at the Tuticorin facility utilizes IsaSmeltTM furnace technology. The refinery uses IsaProcessTM technology to produce copper cathode and the copper rod plant uses Properzi Continuously Cast and Rolled, or CCR, copper rod technology from Continuus-Properzi S.p.A., Italy, to produce copper rods.
     Silvassa
     Our Silvassa facility, established in 1997, is located approximately 140 kilometers from Mumbai in the union territory of Dadra and Nagar Haveli in Western India. Our Silvassa facility currently consists of a 195,000 tpa copper refinery and two copper rod plants with a total installed capacity of 150,000 tpa of copper rods. Its refinery uses IsaProcessTM technology in the production of copper cathode and its copper rod plants use Properzi CCR copper rod technology. Our Silvassa facility draws on the state power grid to satisfy its power requirements.
     Fujairah
     Fujairah Gold FZE is located in the Fujairah Free Zone-2. Our Fujairah facility is strategically located 130 kilometers east of Dubai and is on the coast of the Arabian Sea. Fujairah Gold FZE recently completed its precious metal refinery project at a cost of $5.0 million. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 85 tons of silver. Outotec oyj, Finland, the pioneer in providing technology for extraction and refining of precious metals, supplied the technology for the precious metal refinery. Fujairah Gold FZE is also executing a copper rods project at its Fujairah facility, which is expected to be completed by the end of 2009 with a capacity of 100,000 tpa. Continuus Properzi S.p.A., Italy, is supplying the rod mill equipment for this project, and the copper cathode required for the copper rod plant is expected to be sourced from the smelters of the Vedanta group.
Production Volumes
     The following table sets out our total production from Tuticorin and Silvassa for the three years ended March 31, 2009:

		Year Ended March 31,
Facility	Product	2007	2008	2009
			(tons)
Tuticorin	Copper anode(1)	313,117	335,652	313,284
	Sulphuric acid(2)	946,539	1,027,771	987,511
	Phosphoric acid(2)	172,125	152,401	163,607
	Copper cathode(3)	150,565	162,940	139,706
	Copper rods(3)	53,660	81,698	76,292
Silvassa	Copper cathode(3)	162,155	176,354	173,127
	Copper rods(3)	124,222	143,060	143,587
Total	Copper anode	313,117	335,652	313,284
	Copper cathode	312,720	339,294	312,833
	Copper rods	177,882	224,758	219,879
	Sulphuric acid	946,539	1,027,771	987,511
	Phosphoric acid	172,125	152,401	163,607

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.

(2)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.

(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
     The following table sets out CMT’s copper extraction from the Mt. Lyell mine for the three years ended March 31, 2009:

		Year Ended March 31,
Mine (Type of Mine)	Product	2007	2008	2009
		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	2,486,525	2,545,504	2,558,094
	Ore grade	1.3%	1.2%	1.5%
	Copper recovery	91.0%	90.9%	90.2%
	Copper concentrate	100,966	99,388	98,761
	Copper in concentrate	28,378	27,952	27,421

Principal Raw Materials
     Overview
     The principal inputs of our copper business are copper concentrate, rock phosphate and power. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.
     Copper Concentrate
     Copper concentrate is the principal raw material of our copper smelter. In fiscal 2009, we sourced 92.0% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. In fiscal 2009, we sourced only 8.0% of our copper concentrate requirements from our own mines in Australia. We expect the percentage we purchase from third party suppliers to increase in future periods as the reserves of our Mt. Lyell copper mine are expected to be exhausted by fiscal 2013. We expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.
     In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal 2009, we sourced approximately 62.0% of our copper concentrate requirements through long-term agreements.
     We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal 2009, we sourced approximately 38.0% of our copper concentrate requirements through spot purchases.
     Rock Phosphate
     Our rock phosphate is currently sourced primarily from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed for the year. These contracts provide for minimum supply quantities with an option to increase if required. We utilize other sources in Egypt, Israel and Algeria to procure additional rock phosphate as required.
     Power
     The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. Our captive power plants at Tuticorin operate on furnace oil that is procured through long-term contracts with various oil companies. We have outsourced the day-to-day operation and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.
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
Sales and Marketing
     The ten largest customers of our copper business accounted for approximately 33.9%, 16.8% and 32.5% of our copper business net sales in fiscal 2007, 2008 and 2009, respectively. No customer accounted for greater than 10% of our copper net sales in any of the last three fiscal years.
     Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal 2007, 2008 and 2009, exports accounted for approximately 63%, 56% and 39% of the net sales of our copper business, respectively. Our export sales were primarily to China, Japan, the Philippines, Singapore, South Korea, Taiwan, Thailand and various countries in the Middle East. We also sell phosphoric acid and other by-products in both the domestic and export markets.
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
Market Share and Competition
     We are one of the two custom copper smelters in India and had a 45.7% primary market share by production volume in India in fiscal 2009, according to ICPCI. The other custom copper smelter in India is Hindalco, which had a primary market share by volume in India of 48.0% in fiscal 2009. The remainder of the primary copper market in India was served by Hindustan Copper (5.8%) and SWIL Limited (0.6%) in fiscal 2009.
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
Our Zinc Business
Overview
     Our zinc business is owned and operated by HZL. HZL’s fully-integrated zinc operations include four lead-zinc mines, three hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, three sulphuric acid plants and one silver refinery in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and one sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.
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
Principal Products
     Zinc
     We produce and sell zinc ingots in all three international standard grades: Special High Grade (SHG — 99.994%), High Grade (HG — 99.95%) and Prime Western (PW — 98%). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.
     Lead
     We produce and sell lead ingots of 99.99% purity primarily to battery manufacturers and to a small extent to chemical manufacturers.
     Sulphuric Acid
     Sulphuric acid is a by-product of our zinc and lead smelting operations. We sell sulphuric acid to fertilizer manufacturers and other industries.
     Silver
     Silver is a by-product of our lead smelting operations. We produce and sell silver ingots primarily to industrial users of silver.
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

     Lead-Zinc Mines
     HZL sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit mine and the Zawar and Rajpura Dariba (including Sindesar Khurd) underground mines in Northwest India. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its low strip ratio and good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 91% of HZL’s total mined metal in zinc concentrate produced in fiscal 2009, with the Zawar and Rajpura Dariba mines accounting for the remaining 4% and 5%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya and Debari smelters and by rail and road to the Vizag smelter in Southeast India. HZL has also sold surplus zinc and lead concentrates from its mines to third party smelters.

     Our current IBM approvals for the Rampura Agucha mine, the Zawar mine and the Rajpura Dariba mine limit our extraction of lead-zinc ore from the mines to approximately 5.0 million tpa, 1.2 million tpa and 0.9 million tpa, respectively, in fiscal 2010.
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
     Lead Smelters
     HZL has two lead smelters, one of which uses the pyrometallurgical ISFTM process and is part of the pyrometallurgical zinc smelter described above and the other of which uses AusmeltTM technology.
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
     Delivery to Customers
     The zinc, lead and silver ingots and the sulphuric acid by-product are transported by road to customers in India. Zinc ingots are also shipped for export.

Principal Facilities
     Overview
     The following map shows the locations of HZL’s lead-zinc mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2009:
     The following map shows the locations of HZL’s facilities in the State of Rajasthan:
     The following map shows details of the locations of HZL’s facilities in the State of Rajasthan:
     The following map shows the location of HZL’s facility at Vizag in the State of Andhra Pradesh:

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
     The Rampura Agucha deposit was the largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis in 2008, according to Brook Hunt. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is 1.5 kilometers long and has a width ranging from five meters to 120 meters with an average of approximately 58 meters. It extends from the surface with recent exploration intersecting up to 15-meter wide mineralized zones at depths of over 900 meters. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterized by a thinning mineralized zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localized concentrations of pyrite, arsenopyrite, pyrrhotite and tetrahedrite-tennantite.
     The Rampura Agucha mine is India’s largest producer of lead and zinc ore and one of the largest producers in the world. The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2008 from 2.4 million tpa to 5.0 million tpa at a cost of Rs. 4,318 million ($84.9 million) through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG, mill and ball mill circuit. Further expansion projects are ongoing to increase the capacity of the Rampura Agucha mine to 6.0 million tpa by mid-2010.
     Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 95-ton trucks and nine and 15-cubic meter excavators. Ore is trucked to the primary crusher at the mill and waste is trucked to the waste dump. The mining equipment is all owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant which was commissioned in 1991. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in three identical milling circuits, comprising a rod mill in open circuit and a ball mill in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transport to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.
     Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. Following an extensive drilling program (139 holes, approximately 70,200 meters) to convert resources to reserves, better define the boundaries of the ore body, add resources and conduct open-pit re-optimization, as well as the commencement of potential underground mine project work, the reserve was increased by 27.8 million tons to 67.9 million tons as of March 31, 2009 with an average grade of 13.4% zinc and 1.9% lead after depletion. The drill spacing for the definition of proven reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters in the open-pit.
     The Rampura Agucha open-pit mine was commissioned in 1991 by HZL and operated as a state-owned enterprise until 2002 when HZL was acquired by us. The low strip ratio and good ore minerology of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. An on-site concentrator is used to produce zinc and lead concentrates which are shipped mainly to HZL’s smelters though surplus concentrates are exported through the port of Kandla. The mining and processing facilities are modern and in good condition.
     In fiscal 2009, 5.0 million tons of ore at 13.1% zinc and 1.9% lead were mined from Rampura Agucha, which produced 1.1 million tons of zinc concentrate at 53.1% zinc and 92,151 tons of lead concentrate at 61.8% lead and 834 grams per ton silver. Approximately 36,023,393 tons of waste were removed giving a strip ratio of 7.27 tons of waste per ton of ore mined. Approximately 92.0% of the zinc was recovered to the zinc concentrate, while 60.6% of the lead and 63.0% of the silver was recovered from the lead concentrate.
     The 12-square kilometers mining lease was granted by the State Government of Rajasthan and runs until March 2020. Mining leases are governed in accordance with the Mineral Concession Rules 1960 and the Mineral Conservation and Development Rules, 1988. We have also obtained consents under various environmental laws to operate the mine. We recently applied for a new prospecting permit covering the surrounding area as the ore body is dipping towards the eastern limit of the mining lease and the deepest intersection is approaching the current leasehold boundary. HZL commenced production at the mine in 1991. Since then, approximately 35 million tons of ore, with an ore grade of 12.8% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine.
     Power is supplied from two 154 MW and 80 MW captive power plants at Chanderiya with two backup 5 MW generators on-site and a 14.5 MW captive power plant that was transferred from Debari in March 2009. Water to the site is pumped 57 kilometers from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 5.0 million tpa.
     The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment was approximately Rs. 7,793 million ($153.2 million) as of March 31, 2009.
     HZL estimates the remaining mine life at Rampura Agucha based on reserves as of March 31, 2009 and current and anticipated production to be over 20 years from April 1, 2009. In 2004, HZL commissioned the first exploration program since the mine opened and since then have increased the reserves at Rampura Agucha by approximately 69% after depletion. HZL also believes that additional mineralization exists in an extension in the depth and breadth of the established resource boundary and exploration drilling is continuing to evaluate the potential of this deeper mineralization.
     An economic feasibility study was carried out in September 2008 based on an industry standard Lerch Grossman open-pit optimization algorithm using Whittle software 4X. The treatment charges considered were $270 per ton of zinc concentrate and $210 per ton of lead concentrate. A dilution factor of 3% and a mining recovery factor of 96% were also applied.

     Additionally, a sensitivity analysis was carried out between $1,000 to $2,500 per ton of zinc. The result determined that an ultimate pit shell of 372 meters remains close to the optimal. The base metal prices used for the case study were $1,650 per ton for zinc and $1,190 per ton for lead.
     In fiscal 2009, 60,249 dmt of zinc concentrate at a grade of 52.6% was sold to third parties from the Rampura Agucha mine. The revenue realized from zinc concentrate sales was Rs. 1,074 million ($21.1 million). In fiscal 2009, 32,424 dmt lead concentrate at a grade of 58.8% was sold to third parties from the Rampura Agucha mine. The revenue realized from lead concentrate sales was Rs. 1,327 million ($26.1 million).
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
     The ore at Rajpura Dariba occurs in the north, south and east lenses which are typically 25 meters to 50 meters thick, are conformable with the stratigraphy and dip approximately 60 degrees to the east. The lenses have strike lengths of 1,200 meters, 500 meters and 600 meters, respectively. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralization is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite, with minor amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite.
     Mining at Rajpura Dariba commenced in 1983 and is carried out using the Vertical Crater Retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine permit is valid until May 2010. HZL has already submitted an application for renewal of the Rajpura Dariba mine permit.
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
     Power for the mine is supplied largely from HZL’s captive power plants at Chanderiya and through a contract with Ajmer Vidyut Vitran Nigam Limited. Water is sourced via a 22-kilometer long pipeline from the Matri Kundia Dam on the seasonal Banas River as well as from underground. Water supply has been erratic in the past requiring supplemental supplies to be delivered by truck.

     The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment was approximately Rs. 2,149 million ($42.2 million) as of March 31, 2009.
     HZL estimates the remaining life of the mine based on reserves as of March 31, 2009 and current production to be approximately 13 years from April 1, 2009. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proven reserves was some 30 meters while for probable reserves was less than 60 meters.
     The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3% combined lead and zinc, though the mineralization generally has a sharp natural contact. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton and a lead price of $700 per ton, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. The in-situ quantities and qualities were adjusted by applying a mining loss factor of 10%, a dilution factor of between 12% and 20% depending on ground conditions, with a further grade adjustment of (0.2)% for lead, (0.3)% for zinc and five grams per ton silver. These parameters are based on a reconciliation of historical production. This analysis showed that at these prices the diluted in-situ cut-off grade should be 5.4% combined lead and zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
     The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored during the years 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until 2029.
     The Sindesar Khurd mine is a small scale underground mine. The deposit lies five kilometers north of and is on the same geological belt as the Rajpura Dariba mine. Ore from the mine is fed to the Rajpura Dariba mill and processing plant. The two mines are connected by all-weather tar road. The proven and probable reserves for the Sindesar Khurd mine as of March 31, 2009 of 6.39 million tons at 5.31% zinc and 2.76% lead are quoted in the figures for Rajpura Dariba.
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
     The actual production achieved by the Rajpura Dariba mines, which includes the Sindesar Khurd mine, in fiscal 2009 was 783,288 tons of ore at 4.9% zinc and 1.8% lead ore mined to produce 59,671 tons of zinc concentrate at 47.4% zinc, 17,744 tons of lead concentrate at 52.0% lead and 2,837 grams per ton of silver and 8,687 tons of bulk concentrate with 38.1% zinc and 11.2% lead, with 81.8% of the zinc being recovered in the zinc concentrate and 74.3% of the lead and 61.9% of the silver being recovered in the lead concentrate.
     In fiscal 2009, 16,013 dmt of zinc concentrate at a grade of 46.5% was sold to third parties from the Rajpura Dariba mines. The revenue realized from zinc concentrate sales was Rs. 324 million ($6.4 million). In fiscal 2009, 24,075 dmt of lead concentrate at a grade of 52.5% was sold to third parties from the Rajpura Dariba mines. The revenue realized from lead concentrate sales was Rs. 1,924 million ($37.8 million).
     Zawar
     Zawar consists of four separate mines, Baroi, Zawarmala, Mochia and Balaria. The deposit is located approximately 60 kilometers south of the city of Udaipur in the district of Udaipur in Rajasthan, in northwestern India. It is accessed by paved road from Udaipur in the north and Ahmedabad, the capital of the State of Gujarat, to the south. All of the deposits lie within a 36.2 square kilometers mining lease granted by the State Government of Rajasthan, which is due for renewal in 2010. We have filed applications for renewal of the leases at Zawar. The Mochia and Balaria mines pre-date, and are not governed by, current environmental clearance regulations, though HZL has consents to operate the mines under the Air and Water Acts, renewed through September 30, 2009 by the Rajasthan State Pollution Control Board. Renewal applications for these consents are typically submitted three months prior to their expiration. We submitted our renewal applications in July 2009.
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
     The actual production achieved in fiscal 2009 was 944,300 tons of ore mined at 3.3% zinc and 2.0% lead to produce 29,257 ton of zinc concentrate at 54.5% zinc, 15,049 tons of lead concentrate at 66.5% lead and 840 grams per ton of silver and 29,924 tons of bulk concentrate with 40.9% zinc and 21.9% lead, with 89.4% of the zinc being recovered in the zinc concentrate and 87.3% of the lead and 75.2% of the silver being recovered in the lead concentrate.
     Power is supplied through a combination of an 80 MW thermal coal-based captive power plant commissioned in December 2008 and a 6 MW captive power plant. Power from the 80 MW thermal coal-based captive power plant is supplied to our Debari hydrometallurgical zinc smelter and any excess power is sold to third parties. Water consumption is controlled by an active water conservation program with supplemental water supplies sourced from a dedicated 300 million cubic foot dam. The process plant is in a reasonable structural, electrical and mechanical condition and a planned maintenance program is in place.
     The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 1,350 million ($26.5 million) as of March 31, 2009. HZL constructed a new 80 MW thermal coal-based captive power plant at Zawar for Rs. 3,077 million ($60.5 million).
     Based on reserves as of March 31, 2009 and annual production levels, HZL estimates the remaining life of the Zawar operation to be approximately 19 years from April 1, 2009. A surface drilling program is underway to locate deeper resources below the haulage level. The focus of mine exploration at Zawar has been maintenance of reserves following mining depletion. Drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters immediately prior to development. This past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life. Two approaches were used to determine the reserves. For some of the proven reserves, the stope limits had been designed and the mineable quantities were then derived by applying a mining recovery factor of 90% and a dilution factor of 10%. For the remaining proven reserves and all of the probable reserves, the mineable quantities were adjusted further by applying an additional mining recovery factor of 60% to reflect the impact of leaving pillars and an additional dilution factor of 15% to reflect the effect of internal waste.
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
     In fiscal 2009, no zinc or lead concentrate was sold to third parties from the Zawar mine.

Summary of Mine Reserves
     The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2009:

	Proven Reserve				Probable Reserve				Total Proven and Probable Reserves
		Zinc	Lead	Silver		Zinc	Lead	Silver		Zinc	Lead	Silver
Mine	Quantity	Grade	Grade	Grade	Quantity	Grade	Grade	Grade	Quantity	Grade	Grade	Grade
	(million tons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	(g/t Ag)
Rampura Agucha	9.2	13.95	2.28	—	58.7	13.27	1.81	56.0	67.9	13.36	1.87	48.4
Rajpura Dariba	3.6	5.87	1.33	102.0	3.8	6.64	1.79	64.0	7.4	6.26	1.56	82.6
Sindesar Khurd	0.9	5.87	2.55	166.0	5.5	5.23	2.79	140.0	6.4	5.32	2.76	143.5
Zawar	3.7	4.00	2.03	—	3.5	3.52	2.06	—	7.3	3.77	2.04	0.0

Total	17.4	9.74	2.04	29.3	71.5	11.82	1.90	60.2	88.9	11.41	1.93	54.1

     Smelters
     Overview
     The following table sets forth the total capacities as of March 31, 2009 at HZL’s Chanderiya, Debari, Vizag and Zawar facilities:

	Capacity
Facility	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
		(tpa)			(MW)
Chanderiya	525,000	85,000	150	828,500	248.5
Debari	88,000	—	—	419,000	14.5
Vizag	56,000	—	—	91,000	—
Zawar	—	—	—	—	86.0

Total	669,000	85,000	150	1,338,500	349.0

     Chanderiya
     The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the State of Rajasthan in Northwest India. The facility contains four smelters, two associated captive power plants, two sulphuric acid plants, and a silver refinery:
•	An ISPTM pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•	Two RLE hydrometallurgical zinc smelters with a capacity of 170,000 tpa each that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies which was completed in April 2008, the zinc smelting capacity increased by 40,000 tpa to 210,000 tpa each;

•	An AusmeltTM lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006;

•	Associated 154 MW and 80 MW coal-based captive power plants commissioned in May 2005 and April 2008, respectively;

•	A 14.5 MW fuel based captive power plant transferred from Debari in March 2009 and which was originally commissioned at Debari in March 2003;

•	Two sulphuric acid plants with a total capacity of 828,500 tpa of sulphuric acid; and

•	A silver refinery with a capacity of 150 tpa silver ingots.
     Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW, 80 MW and 14.5 MW captive power plants at Chanderiya and 80 MW captive power plant at Zawar provide all of the power for the facility. The captive power plants require approximately 130,000 tons of coal per month, which we procure through tenders and from the domestic market, with contracts made on the basis of one to three shipments of 50,000 to 70,000 tons each and the particulars depending on price and other circumstances. The coal is imported from a number of third party suppliers. In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block from the Madanpur Coal Block which is expected to help meet the coal requirements of its captive power plants in the future. HZL’s share of the coal block is 31.5 million tons which, according to the Ministry of Coal of the Government of India, are proved reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the Government of India approved our mining plan. HZL has also been awarded 1.625 million tons of coal linkage by the Ministry of Coal of the Government of India, which will enable us to source coal from mines of South Eastern Coalfields Limited, or SECL, a subsidiary of Coal India.

     Debari
     The Debari hydrometallurgical zinc smelter is located approximately 12 kilometers east of Udaipur in the State of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008 pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 419,000 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and the balance is sourced from an on-site liquid fuel-based 14.5 MW captive power plant commissioned in March 2003. The liquid fuel is procured from domestic oil-producing companies through a tender process for a yearly contract.
     Vizag
     The Vizag hydrometallurgical zinc smelter is located approximately 17 kilometers from the Vizag inner harbor on the Bay of Bengal in the State of Andhra Pradesh in Southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56,000 tpa. The Vizag facility also includes a 91,000 tpa sulphuric acid plant. HZL obtains approximately 50% of the facility’s power requirements from Andhra Pradesh Gas Power Corporation Limited, a gas utility company in which HZL holds an 8.0% equity interest. The remaining power is obtained from the Transmission Company of Andhra Pradesh, a government-owned enterprise.
     Haridwar
     We have a 210,000 tpa zinc ingot melting and casting plant in Haridwar in the State of Uttarakhand, of which 105,000 tpa has been commissioned in July 2008. This plant was established at a cost of Rs. 830.0 million ($16.3 million).
Production Volumes
     The following table sets out HZL’s total production from its Chanderiya, Debari and Vizag facilities for the three years ended March 31, 2009:

		Year Ended March 31,
Facility	Product	2007	2008	2009
		(tons, except for silver which is in kgs)
Chanderiya
ISPTM pyrometallurgical lead-zinc smelter	Zinc	88,183	86,080	79,569
	Lead(2)	16,630	16,265	18,938
First hydrometallurgical zinc smelter(1)	Zinc	135,673	165,391	181,377
Second hydrometallurgical zinc smelter	Zinc	—	42,070	152,511
AusmeltTM lead smelter	Lead	27,922	41,982	41,385
Silver refinery	Silver	51,296	80,405	105,055
Sulphuric acid plants	Sulphuric acid	413,222	576,493	611,871
Debari
Hydrometallurgical zinc smelter	Zinc	74,353	78,511	85,191
Sulphuric acid plant	Sulphuric acid	106,814	105,485	267,463
Vizag
Hydrometallurgical zinc smelter	Zinc	50,107	54,271	53,076
Sulphuric acid plant	Sulphuric acid	71,405	71,989	74,935
Total	Zinc	348,316	426,323	551,724
	Lead(2)	44,552	58,247	60,323
	Silver	51,296	80,405	105,055
	Sulphuric acid	591,441	753,966	954,269

Notes:

(1)	Includes production capitalized in fiscal 2008 of 1,154 tons.

(2)	Excludes lead containing a high content of silver (High Silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 5,634 tons, 5,319 tons and 5,009 tons in fiscal 2007, 2008 and 2009, respectively.

     The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for the three years ended March 31, 2009:

		Year Ended March 31,
Mine (Type of Mine)	Product	2007	2008	2009
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	3,748,840	4,068,215	4,953,110
	Ore grade — Zinc	13.3%	13.0%	13.4%
	Lead	2.0%	1.9%	1.9%
	Recovery — Zinc	91.7%	92.2%	92.0%
	Lead	60.4%	61.2%	60.6%
	Zinc concentrate	851,089	914,917	1,114,048
	Lead concentrate	69,905	74,874	92,151

Rajpura Dariba/Sindesar Khurd (Underground)	Ore mined	579,075	813,249	783,288
	Ore grade — Zinc	5.1%	4.9%	5.8%
	Lead	1.5%	2.1%	2.1%
	Recovery — Zinc	80.6%	81.4%	81.8%
	Lead	67.6%	71.6%	74.3%
	Zinc concentrate	49,644	66,235	59,672
	Lead concentrate	12,210	23,706	17,745
	Bulk concentrate(1)	—	—	8,687

Zawar (Underground)	Ore mined	812,000	901,635	944,300
	Ore grade — Zinc	3.5%	3.7%	3.8%
	Lead	2.4%	2.4%	2.0%
	Recovery — Zinc	88.7%	89.0%	89.4%
	Lead	84.3%	85.2%	87.3%
	Zinc concentrate	46,654	54,676	29,257
	Lead concentrate	25,219	27,175	15,049
	Bulk concentrate(1)	—	—	29,924

Total	Ore mined	5,139,915	5,783,099	6,680,698
	Zinc concentrate	947,387	1,035,828	1,202,977
	Lead concentrate	107,334	125,755	124,945
	Bulk concentrate(1)	—	—	38,611

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.
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
     Power
     Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, for which HZL imports the necessary thermal coal from a number of third party suppliers. HZL has outsourced the day-to-day operation and maintenance of its captive power plants at Chanderiya, Debari and Zawar. In January 2006, HZL secured, as part of a consortium with five other partners, the award of a coal block from the Madanpur Coal Block which is expected to help meet the coal requirements of its captive power plants in the future. HZL’s share of the coal block is approximately 31.5 million tons which, according to the Ministry of Coal of the Government of India, are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the Government of India approved our mining plan. HZL has also been awarded 1.625 million tons of coal linkage by the Ministry of Coal of the Government of India, which will enable us to source coal from mines of SECL.

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
Distribution, Logistics and Transport
     Zinc and lead concentrates from HZL’s lead-zinc mines are transported to the Chanderiya and Debari smelters by road. Zinc concentrate from HZL’s mines is also transported by road, or a combination of road and rail, to the Vizag smelter, which is located approximately 1,200 kilometers southeast of the mines. Zinc concentrate may also be shipped for export. Zinc and lead ingots and silver, and sulphuric acid by-products are transported by road to customers in India.
Sales and Marketing
     HZL’s ten largest customers accounted for approximately 47.0%, 36.4% and 23.6% of its net sales in fiscal 2007, 2008 and 2009, respectively. No customer accounted for greater than 10% of HZL’s net sales in fiscal 2007, 2008 or 2009.
     HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal 2009, HZL sold approximately 65% of the zinc and lead metal it produces in the Indian market and exports approximately 35%.
     Approximately 97% of the zinc metal that HZL produced in fiscal 2009 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. In some of the contracts, a premium over the LME price is fixed while in other contracts sales take place at a price equal to HZL’s list price less an agreed discount. HZL’s list prices are based on the LME prices, the prevailing market premium, tariffs and logistics costs. HZL periodically revises its list prices based on LME price trends. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.
Projects and Developments
     HZL has expansion projects in the amount of approximately Rs. 28,800 million ($566.1 million) to increase its total integrated lead-zinc capacity to 1,065,000 tpa with fully integrated mining and captive power generation capacities. These projects include:
•	Establishing two brownfield smelters which are expected to increase the production capacities of zinc and lead by approximately 210,000 tons and 100,000 tons, respectively, at HZL’s Rajpura Dariba complex in the State of Rajasthan in Northwest India, and which are expected to be completed by mid-2010;

•	Expanding its ore production capacity at the Rampura Agucha mine from approximately 5.0 million tpa to 6.0 million tpa, which is scheduled for completion in mid-2010, and at the Sindesar Khurd mine from approximately 0.3 million tpa to 1.5 million tpa, which is scheduled to be progressively completed from mid-2010. The ramp portal connecting the Sindesar Khurd mine surface to the ore body has been completed and resources have been mobilized to achieve accelerated mine development;

•	Starting mining activity at the Kayar mine which is expected to begin progressively from mid-2010 and to have a production capacity of 360,000 tpa;

•	Setting up an associated captive thermal power plant with a capacity of 160 MW at Rajpura Dariba which is expected to be completed by mid-2010; and

•	Increasing its silver production from the current levels of approximately 105 tpa to approximately 500 tpa in large part from additional production at the Sindesar Khurd mine.
     These projects are expected to be financed by internal sources and/or debt financing.

Market Share and Competition
     HZL is the only integrated zinc producer in India and had a market share by volume of the Indian zinc market of 79.0% in fiscal 2009, according to ILZDA. The only other zinc producer in India, but which is not integrated and depends on imports of zinc concentrate, is Binani Zinc. In fiscal 2009, Binani Zinc had an Indian market share of 7.0% of zinc production, according to ILZDA. Imports and secondary sources accounted for the remaining 13.0% market share.
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
Our Aluminum Business
Overview
     Our aluminum business is owned and operated by BALCO. BALCO’s partially integrated aluminum operations are comprised of two bauxite mines and the Korba facility, which includes an alumina refinery, a 245,000 tpa aluminum smelter, two captive power plants and a fabrication facility, all of which are located in the State of Chhattisgarh in Central India. During fiscal 2009 and until June 5, 2009, BALCO also operated a 100,000 tpa aluminum smelter.
     We acquired our interest in BALCO in 2001 and have since worked to improve its operating performance through expansions and by improving operational efficiencies and reducing unit costs of production. BALCO currently sources in excess of 72% of the alumina required for its smelters from third party suppliers on both the Indian and international markets, including from Vedanta Aluminium, with the remainder provided by its alumina refinery. BALCO’s bauxite mines provide all of the bauxite required for BALCO’s alumina refinery. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the captive power plant. BALCO also intends to focus on the production of fabricated products with higher margins.
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

Production Process
     BALCO’s business has a number of elements which are summarized in the following diagram and explained in greater detail below:

BAUXITE MINES
Bauxite ore is extracted from two captive open-pit mines (Mainpat and Bodai-Daldali) and transported to the alumina refinery at Korba.
KORBA ALUMINA REFINERY
Bauxite ore is ground and mixed with caustic soda and pumped into high pressure digesters to produce hydrate. The hydrate is calcined to make alumina using the Bayer process.
ALUMINA IMPORTS
Alumina is imported from overseas to the Vizag port and transported by rail to Korba. Alumina is also purchased from Vedanta Aluminium.
KORBA SMELTERS
Alumina is electrolytically reduced in a pot using pre-baked technology from GAMI to produce aluminum metal.*
FINISHED PRODUCTS
Aluminum ingots, rods, coils and sheets are sold to customers in India and overseas.
KORBA CAST HOUSE & FABRICATING PLANT
Aluminum metal is cast into ingots, rods and slabs at the cast house. Slabs are further hot rolled and cold rolled into coils and sheets.

*	In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminum smelter. Operations at this aluminum smelter ceased on June 5, 2009. At this aluminum smelter, alumina from the refinery was dissolved in an electrolytic bath in a large carbon or graphite lined steel pot. An electric current was passed through it to produce aluminum metal using VSS technology.
     Bauxite Mines
     BALCO has two captive bauxite mines, Mainpat and Bodai-Daldali, that provide all of its bauxite requirements for its alumina refinery. See “— Additional Supply of Alumina.” As the bauxite deposits at these mines occur close to the surface, they are mined by open-pit methods. The mining operation employed is semi-mechanized, where bauxite sorting and sizing are carried out through manual labor. Overburden, which is in the form of soil and laterite, is first excavated by a combination of a shovel or excavator and a dumper in order to expose the bauxite ore. The bauxite ore is then drilled and blasted. The blasted ore is sorted according to grade at the mine-face, and the rejected ore is back-filled into the mine. The overburden is then returned and the area is leveled and reforested. The sorted ore is transported by road to the Korba complex for further processing.
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
     Additional Supply of Alumina
     The additional alumina required for BALCO’s smelters in excess of the capacity of its alumina refinery is obtained by purchasing alumina on both the domestic Indian market, including from Vedanta Aluminium, and international markets. Alumina purchased from third party suppliers is transported by road to BALCO’s smelters at Korba. In addition, BALCO also sends bauxite to Vedanta Aluminium for conversion into alumina, which is returned to BALCO for use in its smelters, for which a conversion fee linked to market rates is paid to Vedanta Aluminium.
     Aluminum Smelters
     BALCO’s 245,000 tpa aluminum smelter uses pre-baked technology from GAMI of China. In this pre-baked process, alumina is converted into primary aluminum through a smelting process using electrolytic reduction. The reduction process takes place in a reduction cell, referred to as the pot, where alumina is reduced to molten aluminum. From the pot-line, the molten aluminum is sent to the fabrication facility.
     During fiscal 2009 and until June 5, 2009, BALCO also operated a 100,000 tpa aluminum smelter that uses Vertical Stud Soderberg, or VSS, technology to produce aluminum from alumina. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminum fluoride) in a large carbon or graphite lined steel container known as a “pot.” An electric current is passed through the electrolyte at low voltage but at a very high current. The electric current flows between a carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. Molten aluminum is deposited at the bottom of the pot and is siphoned off periodically. The molten aluminum is then taken to a holding furnace, cleaned and sent to the fabrication facility. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminum smelter. Operations at this aluminum smelter ceased on June 5, 2009. The surplus power generated by the captive power plants at the Korba facility is sold to the CSEB and other third parties.
     Fabrication Facility
     BALCO’s fabrication facility, consisting of a cast house and a sheet rolling shop, processes the molten aluminum from the smelters into ingots, wire rods and rolled products. The cast house uses continuous rod casters from Continuus-Properzi S.p.A. and has a foundry which has twin-roll continuous casters with a spinning nozzle inert flotation, or SNIF, degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods. Molten metal is cast into slabs and either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.
     Delivery to Customers
     Ingots, wire rods and rolled products are transported by trucks to customers in India and to ports for export.

Principal Facilities
     Overview
     The following map shows the locations of BALCO’s mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2009:
* Operations partially suspended from February 2009 and ceased on June 5, 2009.
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
     The bauxite is hard to very hard with a natural moisture content of 5% to 10%, an in-situ density of 2.3 tons to 2.4 tons per cubic meter and a low porosity (less than 2%). It comprises primarily gibbsite with boehmite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is, at present, approximately 47% aluminum oxide (available alumina is approximately 41%) and silica levels of less than 4%.
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
     The ore pile is loaded by hand into non-tipping 16 to 25-ton trucks. Loaded trucks undertake a one-way trip of approximately 210 kilometers via public roads to the offloading point at BALCO’s Korba plant. The journey takes approximately six to seven hours depending upon truck condition and road conditions which are highly variable, ranging from seven-meter wide, drained, cambered, smooth bitumen highways to non-surfaced, ungraded, three meter wide dirt tracks. In May 2009, BALCO commissioned an extensive road building and improvement program to reduce the average one-way haul distance from approximately 250 kilometers to approximately 140 kilometers. At Mainpat’s processing site, the trucks are unloaded manually and the bauxite is bulldozed onto an armored pan feeder conveyor, where it is fed into the crusher.
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
     Since commencing operations, the Mainpat mine has produced approximately 5.5 million tons of bauxite, with production in fiscal 2009 totaling approximately 571,422 tons at 44.7% aluminum oxide. Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations.
     Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.
     BALCO estimates the reserves at Mainpat as of March 31, 2009 to be 3.3 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately five years from April 1, 2009.
     Total production at the Bodai-Daldali mine since the commencement of production has been 1,220,847 tons of bauxite, with production in fiscal 2009 totaling approximately 300,250 tons at 49.1% aluminum oxide. As at the Mainpat mine, manual sorting and sizing of ore is carried out due to the bauxite occurring as boulders, though trials for mechanized crushing and screening on-site are planned. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.
     BALCO estimates the reserves at Bodai-Daldali as of March 31, 2009 to be 3.8 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately five years from April 1, 2009.
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

     The reserves as of March 31, 2009 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminum price of $2,502 per ton, which is the average metal price for the three fiscal years ending March 31, 2009.
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
     For fiscal 2009, the smelting and refining recovery from the mines for the production of alumina was at 76.9%. In fiscal 2009, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 972 ($19.1) per ton of bauxite.
     For fiscal 2009, the stripping ratio at the Mainpat mine was 1.0:2.3 with 2.3 tons of waste overburden being removed to mine one ton of ore, while the stripping ratio at the Bodai-Daldali mine was 1.0:2.9 with 2.9 tons of waste overburden being removed to mine one ton of ore. The strip ratio for the remaining reserves at Mainpat is 4.8 tons of waste per ton of ore while at Bodai-Daldali it is 5.0 tons of waste per ton of ore.
     Summary of Bauxite Mine Reserves
     The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2009:

	Proven Reserves		Probable Reserves		Total Proven and Probable Reserves
Mine	Quantity	Oxide	Quantity	Oxide	Quantity	Oxide
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mainpat	3.5	46.3	—	—	3.5	46.3
Bodai-Daldali	3.3	46.4	0.4	46.0	3.8	46.3

Total	6.8	46.3	0.4	46.0	7.3	46.3

     Korba Facility
     Overview
     BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility. The following table sets forth the total capacities as of March 31, 2009 at BALCO’s Korba facility:

	Capacity
Facility	Alumina(1)	Aluminum	Captive Power
	(tpa)		(MW)
Korba	200,000	345,000(2)	810

Notes:

(1)	Alumina is used for production of aluminum. Approximately two tons of alumina is required for the production of one ton of aluminum.

(2)	Includes 100,000 tpa of capacity from BALCO’s older aluminum smelter that uses VSS technology and which ceased operations on June 5, 2009.
      Refinery
     The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina.
      Smelters
     There are two aluminum smelters at Korba. The newer smelter, which uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006. The older smelter was commissioned in 1975, uses the VSS technology to produce aluminum from alumina and has a capacity of 100,000 tpa. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminum smelter. The 100,000 tpa aluminum smelter ceased operations on June 5, 2009.

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
     Captive Power Plants
     Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the older coal-based 270 MW captive power plant commissioned in 1988 together with a newer coal-based 540 MW captive power plant commissioned in March 2006. Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In April 2008, BALCO entered into two five-year coal supply agreements with SECL for the supply of thermal coal by SECL to BALCO, which represents approximately 66% of its thermal coal requirements, with the remainder obtained through open market purchases and imports of coal.
Production Volumes
     The following table sets out BALCO’s total production from its Korba facility for the three years ended March 31, 2009:

		Year Ended March 31,
Facility	Product	2007	2008	2009
			(tons)
Korba	Alumina(1)	222,395	217,185	197,947
	Ingots	182,921	195,795	172,263
	Rods	72,981	101,183	127,120
	Rolled products	57,287	61,693	57,399

Total(2)		313,189	358,671	356,782

Notes:

(1)	Reflects alumina production. Alumina that is produced is used in production of aluminum and rolled products. Additional alumina needed for production of aluminum is purchased from third parties and not reflected in alumina production numbers. Approximately two tons of alumina is required for the production of one ton of aluminum.

(2)	Reflects total of ingots, rods and rolled products.
     The following table sets out the total bauxite ore production for each of BALCO’s mines for the three years ended March 31, 2009:

		Year Ended March 31,
Mine (Type of Mine)	Product	2007	2008	2009
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	665,495	628,925	571,422
	Ore grade	45.6%	45.2%	44.7%
Bodai-Daldali (Open-pit)	Bauxite ore mined	331,950	520,109	300,250
	Ore grade	50.0%	49.5%	49.1%

Total		997,445	1,149,034	871,672

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
     Alumina
     Alumina is the primary raw material used in the production of aluminum. BALCO currently sources in excess of 72% of its alumina required for its smelters from third party suppliers on both the Indian and international markets, including from Vedanta Aluminium, with the remainder provided by its alumina refinery. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal 2007, 2008 and 2009, BALCO purchased 384,150 tons, 309,460 tons and 112,017 tons of alumina at an average price of $378, $398 and $365 per ton, respectively, on a Cost, Insurance and Freight (CIF) basis at the port of Vizag, India.
     Power
     Smelting primary aluminum requires a substantial, continuous supply of electricity. A reliable and inexpensive supply of electricity, therefore, significantly affects the viability and profitability of aluminum smelting operations. As a result, power is a key input at BALCO’s Korba facility, where it is provided by two coal-based captive power plants of 270 MW and 540 MW, respectively. Our captive power plants have historically been dependant upon coal allocations from Coal India. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. Power for BALCO’s mines is provided by on-site diesel generators. However, if such allocation is not available, BALCO will continue to source coal from third parties.
     Water
     Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through NTPC premises. Arbitration proceedings commenced on May 18, 2009 and are ongoing. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”
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
Distribution, Logistics and Transport
     Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road approximately 170 kilometers and 260 kilometers, respectively, from the mines to the Korba facility. Alumina purchased from third party suppliers is obtained from a combination of domestic sources and imports, and is transported to the Korba facility by road from domestic third party suppliers or ports. BALCO’s aluminum products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.
Sales and Marketing
     BALCO’s ten largest customers accounted for approximately 39.9%, 37.2% and 44.6% of its net sales in fiscal 2007, 2008 and 2009, respectively. No customer accounted for greater than 10% of BALCO’s net sales in the last three fiscal years.
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
Projects and Developments
     On October 7, 2006, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh at an estimated cost of Rs. 46,500 million ($914.1 million). BALCO has entered into four engineering, procurement and construction contracts with SEPCO Electric Power Construction Corporation in relation to this project. The board of directors of BALCO, at its meeting held on January 9, 2008, approved the entry by BALCO into further procurement contracts for the supply of equipment in connection with this project. Subsequently, in September 2008, BALCO entered into an implementation agreement with the State Government of Chhattisgarh setting forth the details for the implementation of this project. The project is expected to be commissioned by June 2010, with the second phase being completed by September 2011.
     In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($1,592.3 million). The first of two phases of this project has been commenced by BALCO with the setting up of a 325,000 tpa aluminum smelter, which uses pre-baked GAMI technology. BALCO has received environmental clearance for both phases of the project. Construction has commenced and the first production stream from the 325,000 tpa aluminum smelter is expected in October 2010. The first phase is also expected to be completed by September 2011.
     The estimated cost of building the 325,000 tpa aluminum smelter and 1,200 MW captive power facility is Rs. 76,900 million ($1,511.7 million). As of March 31, 2009, Rs. 13,224 million ($260.0 million) has been spent.
Market Share and Competition
     BALCO is one of the five primary producers of aluminum in India and had a primary market share of 28% in fiscal 2009, according to AAI. BALCO’s competitors (and their respective primary market shares by volume in India in fiscal 2009) are Hindalco (39%), NALCO, a Government of India enterprise (28%), and Vedanta Aluminium (3%) and MALCO (2%), subsidiaries of Vedanta.
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
     In October 2004, Vedanta Aluminium entered into an agreement with the Orissa Mining Corporation Limited, or OMC, regarding the establishment of the alumina refinery, an aluminum smelter and associated captive power plants in the Lanjigarh and Jharsuguda districts.
Projects and Developments
     Lanjigarh Alumina Refinery
     Vedanta Aluminium has entered into an agreement with Orissa Mining Corporation Ltd, or OMC, regarding the establishment of an alumina refinery, an aluminum smelter and an associated captive power plant in the Lanjigarh district, which is located approximately 450 kilometres from BALCO’s Korba facility. In November 2007, the Supreme Court of India directed that we enter into an arrangement with OMC to operate the bauxite mines in place of Vedanta Aluminium. As such, subject to the OMC obtaining a mining lease for the Lanjigarh bauxite mines, OMC and we have agreed to set up a joint venture company to operate the mines. It is proposed that OMC will own 26% of the joint venture company and we will own the remaining 74%. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.”
     Vedanta Aluminium is intended to be a fully integrated alumina and aluminum producer with a 1.0 million tpa greenfield alumina refinery and an associated 75 MW captive power plant, expandable to 1.4 million tpa and 90 MW, respectively, subject to governmental approvals, at Lanjigarh, in the State of Orissa in Eastern India. The refinery will be completed in two phases of 700,000 tpa each. In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.0 million tpa greenfield alumina refinery. The refinery started production from a single stream operation and produced 585,597 tons of alumina in fiscal 2009. The second production stream of the Lanjigarh alumina refinery was commissioned in April 2009. The estimated cost of the project is Rs. 44,000 million ($864.9 million). As of March 31, 2009, Rs. 41,054 million ($807.0 million) has been spent.
      In addition, Vedanta Aluminium is investing an estimated Rs. 68,800 million ($1,352.5 million) to expand its alumina refining capacity at Lanjigarh to 5.0 million tpa by increasing the capacity of the current alumina refinery from 1.4 million tpa to 2.0 million tpa by March 2010 through debottlenecking and by constructing a second 3.0 million tpa alumina refinery and an associated 210 MW captive power plant. The 3.0 million tpa refinery and an associated 210 MW captive power plant are expected to be commissioned by mid-2011. Vedanta Aluminium has entered into contracts with suppliers for a majority of the equipment and machinery to construct the new refinery and is in the process of obtaining all governmental approvals for the project. As of March 31, 2009, Rs. 4,065 million ($79.9 million) has been spent on the project.
     On August 8, 2008, the Supreme Court of India granted us clearance for our forest diversion proposal for the conversion of 660,749 hectares of forest land from forestry use to mining use, allowing us to source bauxite which has been mined on the Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, we were required to pay the higher of 5% of annual profits before tax and interest from the Lanjigarh project and Rs. 100 million per annum (commencing April 2007), as a contribution for scheduled area development, as well as Rs. 122 million towards tribal development and Rs. 1,055.3 million plus expenses towards a wildlife management plan for conservation and the management of wildlife around the Lanjigarh bauxite mine. As of March 23, 2009, an amount of Rs. 1,211.8 million has been remitted to Compensatory Afforestation Fund and Rs. 200 million has been deposited with OMC in compliance with the Supreme Court order. On December 11, 2008, the Ministry of Environment and Forests, or MoEF, granted in-principal approval under the Forest (Conservation) Act, 1980, or the Forest Act, and we are currently in the process of complying with the conditions specified in the MoEF’s approval. On April 28, 2009, the MoEF granted us environmental clearance for the mining of bauxite. We expect to receive bauxite mined from the Niyamgiri Hills via a conveyor by mid-2010.
     Jharsuguda Aluminum Smelter
      500,000 tpa Aluminum Smelter
     Vedanta Aluminium is investing an estimated Rs. 95,583 million ($1,879.0 million) in the Jharsuguda project, which involves the setting up of a greenfield 500,000 tpa aluminum smelter, together with an associated thermal coal-based 1,215 MW captive power plant, in Jharsuguda, Orissa in India. Vedanta Aluminium has obtained funding for the entire estimated cost of the project. As of March 31, 2009, Rs. 87,043 million ($1,711.1 million) has been spent on the project. We have received environmental approvals for the project. Commissioning of the first phase commenced in May 2008, six months ahead of schedule, and was fully commissioned in May 2009. Vedanta Aluminium produced 82,030 tons of aluminum from the first phase in fiscal 2009. The second phase is expected to be progressively commissioned from June 2009 through the end of fiscal 2010, subject to the receipt of governmental approvals. The associated thermal coal-based captive power plant will consist of nine units of 135 MW each, five of which have been commissioned as part of the first phase. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility.

     1,250,000 tpa Aluminum Smelter
     Vedanta Aluminium is investing an estimated Rs. 116,800 million ($2,296.0 million) to set up a 1,250,000 tpa aluminum smelter. As of March 31, 2009, Rs. 17,223 million ($338.6 million) has been spent on the project. Vedanta Aluminium’s investment in Jharsuguda includes the costs of building the smelter and all necessary infrastructure including railway networks, water pipelines and a township for employees. In addition, Vedanta Aluminium is considering building a 1,980 MW coal-based captive power plant to provide all the power requirements of its 1,250,000 tpa smelter at an estimated cost of Rs. 80,000 million ($1,572.6 million). It received formal approval to set up a special economic zone in a portion of the area on February 27, 2009. This special economic zone is a designated duty-free enclave approved by the Government of India which is treated as foreign territory for purposes of trade operations, duties and tariffs. The 1,250,000 tpa aluminum smelter is expected to be progressively commissioned from March 2010 and to be completed by September 2012 and Vedanta Aluminium expects to produce 150,000 tons of aluminum ingots in 2010. Subject to certain conditions, there is no customs duty or excise duty for the import or procurement of capital goods, raw materials, consumables, spares and other products into the special economic zone. There is a 100% income tax exemption for a period of five years, a 50% income tax exemption for a further period of five years and a further exemption for up to 50% of profits that are reinvested into the zone for a period of five years under Section 10AA of the Income Tax Act, 1961, or the Income Tax Act.
Our Commercial Power Generation Business
Overview
     Although electricity generation capacity has increased substantially in recent years, the demand for power in India to support its growing economy has in recent years exceeded, and continues to substantially exceed, the available generation supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “— Our Industry — Commercial Power Generation Business — Consumption.” India has large coal resources of 264.5 billion tons as of April 1, 2008, according to Geological Survey of India, and the coal industry is in a process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. To sustain the recent economic growth in India, the Ministry of Power in India has set a target to provide an installed capacity of 212,000 MW by 2012 by adding approximately 100,000 MW of generation capacity from the 2007 installed capacity. As part of the planned target of approximately 100,000 MW of additional capacity by 2012, the Government of India has proposed setting up nine UMPPs. Each of these projects is expected to be commissioned during the period from 2008 to 2012 and four have already been awarded as of March 31, 2009.
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
Our Experience with Captive Power Plants
     We have been building and managing captive power plants since 1997. As of May 31, 2009, the total power generating capacity of our captive power plants and wind power plants, including the captive power plants of our 29.5%-owned subsidiary Vedanta Aluminium, was 2,078.7 MW, including six thermal coal-based captive power plants with a total power generation capacity of 1,604 MW that we built within the last five years.
     The following table sets forth information relating to our and Vedanta Aluminium’s existing power plants as of May 31, 2009:

Fiscal Year Commissioned	Capacity	Location		Fuel Used
	(MW)
1988(1)	270	Korba		Thermal coal
1997	24	Tuticorin		Liquid fuel
2003	14.5	Debari		Liquid fuel
2003	6	Zawar		Liquid fuel
2003	14.5	Chanderiya	(2)	Liquid fuel
2005	22.5	Tuticorin		Liquid fuel
2005	154	Chanderiya		Thermal coal
2006	540	Korba		Thermal coal
2007	75(3)	Lanjigarh		Thermal coal
2007	107.2	Gujarat and Karnataka		Wind(4)
2008	80	Chanderiya		Thermal coal
2009	80	Zawar		Thermal Coal
2009	16	Gujarat and Karnataka		Wind(4)
2009	675(3)	Jharsuguda		Thermal Coal

	2,078.7

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001.

(2)	Transferred from Debari to Chanderiya in March 2009.

(3)	Captive power plant of Vedanta Aluminium, our 29.5%-owned subsidiary that is 70.5%-owned and controlled by Vedanta. The Lanjigarh captive power plant is expandable to 90 MW, subject to government approvals.

(4)	Our wind power plants are not for captive use.

     We have the following power plants under construction:
•	HZL’s 160 MW coal-based captive power plant at the Rajpura Dariba mines which is currently under construction and which is expected to be commissioned in mid-2010.

•	BALCO’s 1,200 MW thermal coal-based captive power plant in the State of Chhattisgarh which is expected to be completed by September 2011.

•	Sterlite Energy’s 2,400 MW thermal coal-based power plant in Jharsuguda in the State of Orissa which is expected to be progressively commissioned starting in the third quarter of fiscal 2010 and is expected to be completed by the second quarter of fiscal 2011.
     In addition, Vedanta Aluminium is setting up a 210 MW coal-based captive power plant at its second 3.0 million alumina refinery which is expected to be commissioned by mid-2011. Vedanta Aluminium continues to set up its 1,215 MW (comprised of nine units of 135 MW each) coal-based captive power plant at Jharsuguda. Five of the nine units, representing 675 MW of power generation capacity, were commissioned by May 2009 as part of the first phase and the remaining four units of 135 MW each are expected to be commissioned in 2010.
Our Plans for Commercial Power Generation
     Sterlite Energy — Orissa
     In August 2006, our shareholders approved a new strategy for us to enter into the power generation business in India. Sterlite Energy is investing approximately Rs. 82,000 million ($1,612.0 million) to build a 2,400 MW thermal coal-based sub-critical power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. As of March 31, 2009, Rs. 39,121 million ($769.0 million) has been spent on the project. The project is expected to be progressively commissioned starting in the third quarter of fiscal 2010, with full completion anticipated by the second quarter of fiscal 2011. This project is expected to be financed by internal sources and/or debt financing.
     Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 65.3 billion tons as of April 1, 2008, according to the Geological Survey of India 2008. According to the Energy Information Administration, a statistical agency of the United States Department of Energy, India has the fourth largest coal reserves in the world. According to the Ministry of Coal of the Government of India, the State of Orissa has approximately 24.7% of India’s coal resources of 264.5 billion tons as of April 1, 2008. The plant would require approximately 13.2 million tpa of coal. Sterlite Energy has applied to the Ministry of Coal for allotments of coal blocks and long-term coal linkages. In January 2008, the Ministry of Coal jointly allocated the coal blocks in the Rampia and Dip Side Rampia in the State of Orissa to six companies, including Sterlite Energy. Sterlite Energy’s proportionate share would be 112.2 million tons. The six companies have entered into an agreement regarding the joint allocation through a joint venture company incorporated in February 2008. We expect the development of the mines to take between three and five years. Additionally, Sterlite Energy has been allotted a coal linkage for the Jharsuguda project to meet the coal requirements of one of the units of 600 MW of the 2,400 MW power facility. The arrangements for obtaining the coal requirement for the remaining three units are currently in progress.
     Further, on September 26, 2006, Sterlite Energy entered into a memorandum of understanding with the State Government of Orissa under which the government has agreed to assist us in our acquisition of approximately 3,000 acres of land for the power facility, including the rehabilitation and resettlement of persons to be displaced, the obtaining of environmental clearances, the allocation of coal blocks, long-term coal linkages, water allocations and the sourcing of power during the construction period. The process of making arrangements for railway marshalling yard, coal stockpile, ash pond and other required facilities is currently underway. Pursuant to the memorandum of understanding, on September 28, 2006, Sterlite Energy entered into a power purchase agreement with the Grid Corporation of Orissa Limited, or GridCo, a nominee of the State Government of Orissa, which provides for approximately 600 MW of power to be supplied to the State Government of Orissa each year over a five-year period. The power purchase agreement also provides that all power generated by the power plant prior to commercial operations and, thereafter, the power generated from the facility in excess of a plant load factor of 80% will be made available to GridCo at a variable price plus a variable incentive to be determined by the CERC. The power generated from the plant would be sold to entities including SEBs and power trading companies. In order to sell the power to more than one state, we would be required to create an evacuation system through a 400 kilovolt power transmission line and a substation approximately 200 kilometers from the facility.

     Sterlite Energy — Talwandi Sabo
     In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India. The State of Punjab has a power deficit of supply versus demand, according to the Northern Regional Power Committee of the Government of India. All necessary approvals for the project have been obtained and commissioning of this project will be carried out in stages and is expected to be completed in April 2013 at an estimated cost of Rs. 92,450 million ($1,817.4 million). On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868.4 million ($76.0 million). In September 2008, TSPL entered into a long-term power purchase agreement with the Punjab State Electricity Board for the sale of power from the completed power plant. This project is expected to be financed by internal sources and/or debt financing.
     HZL — Wind Power Plants
     HZL’s board of directors has approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($314.5 million). As of March 31, 2009, wind power plants with a combined power generation capacity of 123.2 MW have been commissioned in the States of Gujarat and Karnataka in India at a total cost of Rs. 6,030 million ($118.5 million). The electricity from these wind power plants is sold to SEBs. This project is funded through internal accruals and will benefit from the various tax incentives available under the Income Tax Act.
     Other Opportunities in Power
     Vedanta Aluminium entered into an agreement on October 1, 2007 with GridCo for the sale of excess power from one unit of its 75 MW captive power plant at Lanjigarh with a capacity of 30 MW. In addition, Vedanta Aluminium is considering building a 1,980 MW coal-based captive power plant to provide all the power requirements of its 1,250,000 tpa smelter in Jharsuguda in the State of Orissa, at an estimated cost of Rs. 80,000 million ($1,572.6 million).
     Sterlite Energy intends to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including UMPPs or other projects announced by the Government of India or any state government. A recent initiative of the Ministry of Power of the Government of India offers private developers an opportunity to establish a number of UMPP’s. Private developers will be selected on the basis of competitive bidding and under the initiative, will have the benefit of the assured purchase of power generated and payment security mechanisms. Four of such UMPPs have been awarded.
Risks in Commercial Power Business
     There will be risks involved in entering into the commercial power generation business. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We are developing our commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — If any power facilities we build and operate as part of our commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenue may be adversely affected” for more details.
Exploration and Development Activities
     We are engaged in ongoing exploration activities to locate additional ore bodies in India and Australia. We spent approximately Rs. 406 million ($8.0 million) in fiscal 2009 on exploration.
     The focus of our exploration has been sediment hosted zinc deposits in India. Bauxite exploration concentrates on delineating and evaluating known deposits within economic transport distance of our alumina refinery at Korba.

Options to Increase Interests in HZL and BALCO
Call Options Over Shares in HZL
     On April 11, 2002, we acquired a 26.0% interest in HZL from the Government of India through our subsidiary SOVL. At the time of the acquisition, we owned 80.0% of SOVL and STL owned the remaining 20.0%. In February 2003, STL transferred its 20.0% interest in SOVL to us and SOVL became our wholly-owned subsidiary. SOVL subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by SOVL for the acquisition of the 46.0% interest in HZL was Rs. 7,776 million.
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
     The second call option provides SOVL a right to acquire the Government of India’s remaining 29.5% shareholding in HZL, subject to the right of the Government of India to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that SOVL may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the Government of India, we shall be under an obligation to complete the purchase of the shares, if any, then held by the Government of India, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on July 3, 2009 of Rs. 602.75 ($11.85) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 112,830 million ($2,218.0 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.
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
     The Government of India also granted to us an option to acquire the remaining shares in BALCO held by the Government of India at the time of exercise. The exercise price is the higher of:
•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (Rs. 49.01 per share) ($0.96 per share) together with interest at a rate of 14% per annum compounded half yearly from March 2, 2001 through the exercise date, less all dividends received by the Government of India since March 2, 2001 through the exercise date.
     Based on a valuation report commissioned by the Government of India and us in December 2007, the fair value of the remaining shares in BALCO held by the Government of India was Rs. 12,438 million ($244.5 million).
     Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this call option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option, contending that the restriction imposed by the shareholders’ agreement on the transfer of shares violates Section 111A of the Indian Companies Act. As negotiations for an amicable resolution were unsuccessful, on direction of the court, arbitrators were appointed by the parties, as provided for under the terms of the shareholders’ agreement. Arbitration proceedings commenced on February 16, 2009 and we submitted our claim statement to the arbitrators. The Government of India has been directed by the arbitrators to file its reply to our claim statement by July 10, 2009. The next hearing on this matter has been scheduled for August 26, 2009. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
     See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.”
Employees
     As of March 31, 2009, we had 13,368 employees as follows:

Company	Location	Primary Company Function	Total Employees
Copper Sterlite Industries (India) Limited	India	Copper smelting and refining	1,231
Copper Mines of Tasmania Pty Ltd.	Australia	Copper mining	98
Zinc Hindustan Zinc Limited	India	Zinc and lead production	6,661
Aluminum
Bharat Aluminium Company Limited	India	Aluminum production	5,310
Power Sterlite Energy Limited	India	Commercial power generation	68

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
     We and our directors and officers are subject to US securities and other laws. In order to attract and retain qualified board members and executive officers, we have obtained directors’ and officers’ liability insurance. There can be no assurance that we will be able to maintain directors’ and officers’ liability insurance at a reasonable cost, or at all.
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
     The Government of India announced the National Mineral Policy in 1993, which was amended in 2008, to sustain and develop mineral resources so as to ensure their adequate supply for the present needs and future requirements of India in a manner which will minimize the adverse effects of mineral development on the forest, environment and ecology through appropriate protective measures. The aim of the National Mineral Policy is to achieve zero waste mining and the extraction and utilization of the entire run of mines within a framework of sustainable development through the establishment of a resource inventory and registry to be maintained by the IBM, manpower development through education and training, infrastructure development in mineral bearing areas and the facilitation of financial support for mining. At the same time, the Government of India also made various amendments to India’s mining laws and regulations to reflect the principles underlying the National Mineral Policy.
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
     The maximum term of a mining lease is 30 years and the minimum term is 20 years. A mining lease may be renewed for further periods of 20 years or less at the option of the lessee. Renewals are subject to the lessee not being in default of any applicable laws, including environmental laws. The MC Rules provide that if a lessee uses the minerals for its own industry, then such lessee is generally entitled to a renewal of its mining lease for a period of 20 years, unless it applies for a lesser period. The lessee is required to apply to the relevant state government for the renewal of the mining lease at least one year prior to the expiry of the mining lease. Any delay in applying for a renewal of the mining lease may be waived by the applicable state government provided that the application for renewal is made prior to expiry of the mining lease. In the event that the state government does not make any orders relating to an application for renewal prior to the expiration of the mining lease, the mining lease is deemed to be extended until such time the state government makes the order on the application for renewal.
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
     Hazardous Wastes (Management and Handling) Rules, 1989 (“Hazardous Wastes Rules”)
     The Hazardous Wastes Rules aim to regulate the proper collection, reception, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste to dispose such waste without adverse effect on the environment, including through the proper collection, treatment, storage and disposal of such waste. Every occupier and operator of a facility generating hazardous waste must obtain an approval from the relevant State Pollution Control Board. The occupier is liable for damages caused to the environment resulting from the improper handling and disposal of hazardous waste and any fine that may be levied by the respective State Pollution Control Boards.

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

C. Corporate Structure
     The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of June 30, 2009:*

*	The corporate structure does not include our non-operating subsidiaries, Sterlite Paper Limited, Thalanga Copper Mines Pty. Ltd., and Sterlite (USA), Inc.

**	MALCO was delisted from the NSE and BSE on June 19, 2009.

Notes:

(1)	Volcan is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust.

(2)	SOVL has a call option to acquire from the Government of India a further 29.5% of HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees) which remains exercisable so long as the Government of India has not sold its remaining shares pursuant to a public offer. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

(3)	We exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.
     The principal members of our consolidated group of companies are as follows:
•	Sterlite Industries (India) Limited. We are incorporated in Kolkata, State of West Bengal, India, our registered office is in Tuticorin, State of Tamil Nadu, India and we are headquartered in Mumbai. We have been a public listed company in India since 1988 and our equity shares are listed and traded on the NSE and BSE. Our ADSs are listed on the NYSE. Vedanta, through Twin Star and MALCO, owns 61.5% of our issued share capital and has management control of us. Vedanta’s 61.5% ownership interest in us is equal to the sum of Twin Star’s 58.1% ownership interest in us plus 93.6% of the 3.6% ownership interest in us of MALCO (reflecting Vedanta’s 93.6% ownership interest in MALCO). We are a majority-owned and controlled subsidiary of Vedanta. The remainder of our share capital is held by Bhadram Janhit Shalika (previously known as the SIL Employees Welfare Trust), Life Insurance Corporation of India, or LIC, and other institutional and public shareholders (38.3%). We operate our copper business within Sterlite, except for our Australian copper mine, which is owned and operated by our wholly-owned subsidiary CMT.

•	Bharat Aluminium Company Limited. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The Government of India owns the remaining 49.0%. We exercised an option to acquire the Government of India’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminum business.

•	Hindustan Zinc Limited. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. The remainder of HZL’s share capital is owned by the Government of India (29.5%) and institutional and public shareholders and employees of HZL (5.6%). Through SOVL, we have management control of HZL, which owns and operates our zinc business, and own a call option to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. This call option is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

•	Sterlite Energy Limited. Sterlite Energy is incorporated in Mumbai, State of Maharashtra, India, and its registered office is located in Tuticorin, State of Tamil Nadu. Sterlite Energy is our wholly-owned subsidiary.
     The key entities that control us are as follows:
•	Volcan Investments Limited. Volcan was incorporated in the Bahamas on November 25, 1992, and is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, controls the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. Volcan owns approximately 59.4% of the issued ordinary share capital of Vedanta.

•	Vedanta Resources plc. On April 22, 2003, Vedanta was created as a new company wholly-owned by Volcan. We and a number of other companies owned directly or indirectly by the Agarwal family at that time became subsidiaries of Vedanta. On December 10, 2003, Vedanta completed an initial public offering of its shares in the United Kingdom and its shares were listed on the LSE. Volcan’s ownership interest in Vedanta is 59.4% as of June 30, 2009. Vedanta is a leading metals and mining company that is listed on the LSE and included in the FTSE 100 Index. We are a majority-owned and controlled subsidiary of Vedanta. We are a party to a shared services agreement with Vedanta and other entities regarding the sharing of management services. See “Item 7. Major Shareholders and Related Party Transactions.” In 2004, Vedanta, through its wholly-owned subsidiary, Vedanta Resources Holdings Limited, or VRHL, acquired 51.0% of KCM, which is incorporated in Zambia. In April 2008, Vedanta acquired a further 28.4% of KCM. KCM is the largest copper metals and mining company in Zambia and exports substantially all of its copper production to the Middle East and Southeast Asia. KCM competes with us on the world copper markets. In April 2007, Vedanta acquired a 51.0% controlling interest in Sesa Goa Limited, which was incorporated in India, is India’s largest private sector iron ore producer and exports substantially all of its iron ore production to leading global steel companies in China, Europe and Japan.

•	The Madras Aluminium Company Limited. MALCO was incorporated in 1960 in the State of Tamil Nadu, India where it is also headquartered. MALCO was delisted from the NSE and BSE on June 19, 2009. Vedanta has management control of MALCO. MALCO is a fully integrated aluminum producer and its alumina and aluminum products are primarily sold in the domestic Indian market. MALCO, a competitor of BALCO, had a primary market share in the Indian market of 2% by volume in fiscal 2009, compared to 28% by volume for BALCO and 3% by volume of Vedanta Aluminium, according to AAI.
     We also have an associate company, Vedanta Aluminium, which is incorporated in the State of Maharashtra, India, and is 70.5%-owned by Vedanta through Twin Star and Welter Trading Limited, following a Rs. 4,421 million investment in March 2005. In September 2008, Twin Star sold 25% of its interest in Vedanta Aluminium to Welter Trading Limited, a wholly-owned subsidiary of Twin Star. We own the remaining 29.5% minority interest in Vedanta Aluminium. Vedanta Aluminium is part of Vedanta’s consolidated group of companies but is not part of our consolidated group of companies. Vedanta Aluminium is commissioning a new alumina refinery and setting up a 500,000 tpa aluminum smelter. See “— B. Business Overview — Our Business — Overview.”
D. Property, Plant and Equipment
     See “— B. Business Overview — Our Business — Our Copper Business — Principal Facilities,” "— B. Business Overview — Our Business — Our Zinc Business — Principal Facilities” and “— B. Business Overview — Our Business — Our Aluminum Business — Principal Facilities.”
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
Overview
     We are a non-ferrous metals and mining company with operations in India and Australia. We also have a minority interest in Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to continue to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

     Our net sales and operating income decreased from Rs. 246,414 million and Rs. 75,153 million in fiscal 2008 to Rs. 212,192 million ($4,171.3 million) and Rs. 42,247 million ($830.5 million) in fiscal 2009, representing decreases of 13.9% and 43.8%, respectively.
     The following tables are derived from our selected consolidated financial data and set forth:
•	the net sales for each of our business segments as a percentage of our net sales on a consolidated basis;

•	the operating income for each of our business segments as a percentage of our operating income on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans and gain on sale of real estate, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Year Ended March 31,
	2007	2008	2009
Net Sales:
Copper	47.8%	51.3%	54.9%
Zinc	35.6	31.7	26.3
Aluminum	16.6	16.9	18.4
Power(1)	—	—	0.4
Corporate and others(1)	—	0.1	—

Total	100.0%	100.0%	100.0%

Operating income:
Copper	18.4%	14.7%	25.0%
Zinc	67.3	70.8	59.5
Aluminum	14.3	15.4	15.1
Power(1)	—	—	0.4
Corporate and others(1)	—	(0.9)	(0.0)

Total	100.0%	100.0%	100.0%

Segment profit:(2)
Copper	17.9%	15.2%	25.0%
Zinc	66.1	67.1	55.3
Aluminum	16.0	17.2	17.8
Power(1)	—	—	1.6
Corporate and others(1)	—	0.5	0.3

Total	100.0%	100.0%	100.0%

Notes:

(1)	The corporate and other segment includes the results from the power segment for the periods prior to the year ended March 31, 2009.

(2)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, guarantees, impairment of investments and loans and gain on sale of real estate, as applicable. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods presented:

	Year Ended March 31,
	2007		2008		2009		2009

Copper:
Operating income	Rs.	17,235	Rs.	11,037	Rs.	10,557	$207.5
Plus:
Depreciation, depletion and amortization		1,440		1,613		2,017	39.7
Gain on sale of real estate		(986)		—		—	—

Segment profit	Rs.	17,689	Rs.	12,650	Rs.	12,574	$247.2

Zinc:
Operating income	Rs.	62,908	Rs.	53,192	Rs.	25,148	$494.4
Plus:
Depreciation, depletion and amortization		2,124		2,371		2,629	51.6
Voluntary retirement scheme expenses		97		—		—	—

Segment profit	Rs.	65,129	Rs.	55,563	Rs.	27,777	$546.0

Aluminum:
Operating income	Rs.	13,371	Rs.	11,581	Rs.	6,364	$125.1
Plus:
Depreciation, depletion and amortization		2,394		2,663		2,590	50.9

Segment profit	Rs.	15,765	Rs.	14,244	Rs.	8,954	$176.0

Power:(a)
Operating income	Rs.	—	Rs.	—	Rs.	184	$3.6
Plus:
Depreciation, depletion and amortization		—		—		608	12.0

Segment profit	Rs.	—	Rs.	—	Rs.	792	$15.6

Corporate and Others:(a)
Operating income	Rs.	(3)	Rs.	(657)	Rs.	(6)	$(0.1)
Plus:
Depreciation, depletion and amortization		1		413		1	(0.0)
Guarantees, impairment of investments and loans		—		628		137	2.7

Segment profit	Rs.	(2)	Rs.	384	Rs.	132	$2.6

(a)	The corporate and other segment includes the results from the power segment for the periods prior to the year ended March 31, 2009.
Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE. Our primary products are copper cathodes and copper rods. Net sales and operating income of our copper business have decreased from Rs. 126,276 million and Rs. 11,037 million in fiscal 2008 to Rs. 116,525 million ($2,290.7 million) and Rs. 10,557 million ($207.5 million) in fiscal 2009, representing decreases of 7.7% and 4.3%, respectively.

•	Zinc. Our zinc business is owned and operated by HZL, India’s leading zinc producer with a 79.0% market share by production volume of the Indian zinc market in fiscal 2009, according to ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including four lead-zinc mines, three hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, three sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the state of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. HZL’s primary products are zinc and lead ingots. Net sales and operating income of our zinc business have decreased from Rs. 78,222 million and Rs. 53,192 million in fiscal 2008 to Rs. 55,724 million ($1,095.4 million) and Rs. 25,148 million ($494.4 million) in fiscal 2009, representing decreases of 28.8% and 52.7%, respectively.

•	Aluminum. Our aluminum business is primarily owned and operated by BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters, a fabrication facility and two captive power plants in the State of Chhattisgarh in Central India. BALCO’s primary products are aluminum ingots, rods and rolled products. Net sales and operating income of our aluminum business have decreased from Rs. 41,596 million and Rs. 11,581 million in fiscal 2008 to Rs. 39,170 million ($770.0 million) and Rs. 6,364 million ($125.1 million) in fiscal 2009, representing decreases of 5.8% and 45.1%, respectively.

•	Power. Our commercial power generation business segment is one that we are developing primarily through our wholly-owned subsidiary, Sterlite Energy. Sterlite Energy is building a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is expected to be progressively commissioned starting in the third quarter of fiscal 2010, with full completion anticipated by the second quarter of fiscal 2011. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal of the Government of India to support this facility. Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed in April 2013. Our commercial power generation business also includes the 123.2 MW of wind power plants commissioned by our 64.9%-owned subsidiary HZL and any additional wind power plants that HZL may commission as part of the 300 MW of wind power plants approved by HZL’s board of directors. Net sales and operating income in our commercial power generation business segment was Rs. 773 million ($15.2 million) and Rs. 184 million ($3.6 million), respectively, in fiscal 2009. Our power business is still under development, and we expect to have meaningful operating results for our commercial power generation business segment in fiscal 2010, when Sterlite Energy’s first power project is expected to begin commissioning.

•	Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Recent Developments
Asarco Acquisition
     On March 6, 2009, we and Asarco, a copper mining, smelting and refining company based in Tucson, Arizona, United States, signed an agreement for us to acquire substantially all of the operating assets of Asarco for $1.7 billion, which on June 12, 2009 we agreed to increase to $1.87 billion, mostly related to an expected increase in working capital on the closing date. Previously, on May 30, 2008, we had signed an agreement to acquire substantially all of the operating assets of Asarco for $2.6 billion in cash following an auction process. Then, in October 2008, due to the financial turmoil, the steep fall in copper prices and adverse global economic conditions, we and Asarco entered into discussions to renegotiate the prior agreement. The current agreement to acquire Asarco follows such renegotiation of the prior agreement and its consummation remains contingent upon the confirmation of a Chapter 11 plan of reorganization proposed by Asarco and sponsored by our wholly owned subsidiary Sterlite USA by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. As a result, there can be no assurance that court approval will be obtained or that the proposed acquisition will be concluded.
     The purchase consideration under the current agreement to acquire Asarco consists of a cash payment of $1.1 billion on closing and a senior secured non-interest bearing promissory note for $770 million, payable over a period of nine years as follows: $20 million per year from the end of the second year for a period of seven years, and a terminal payment of $630 million at the end of the ninth year, totaling to $770 million. In the event that the annual average daily copper prices in a particular year exceed $6,000 per ton, the annual payment in that year will be proportionately increased subject to a cap of $85.56 million per year and the terminal payment will be correspondingly reduced, keeping the total payment under the promissory note at $770 million. The principal amount of the promissory note will be adjusted upwards for any further increase in working capital at closing. The obligations under the promissory note are secured against the assets being acquired and are without recourse to us. We plan to finance the acquisition through a mix of debt and existing cash resources.
     Two other potential acquirors, namely, Asarco Incorporated, along with Americas Mining Corporation, subsidiaries of Grupo México, and Harbinger Capital Partners Master Fund I Ltd, have also submitted proposed reorganization plans. The US Bankruptcy Court allowed such reorganization plans to be considered along with the reorganization plan proposed by Asarco and sponsored by Sterlite USA, and submission of a joint disclosure statement containing the three reorganization plans proposed by all three parties. At a court hearing on July 2, 2009, the US Bankruptcy Court approved the adequacy of the joint disclosure statement. The three reorganization plans have been submitted to Asarco’s creditors for their approval. The US Bankruptcy Court will decide which plan proponent will be confirmed based on, among other things, whether the plan (i) meets the statutory requirements for confirmation under the US Bankruptcy Code, (ii) treats creditors more fairly than the others, (iii) is more feasible than the others, and (iv) is preferred by creditors based upon responses expressed in their ballots. The decision is expected to be made following a hearing which is currently scheduled from August 10, 2009 through August 19, 2009. If we are selected as the winning plan proponent for Asarco, we expect to close the transaction shortly thereafter.
     Asarco, formerly known as the American Smelting and Refining Company, is over 100 years old and is currently the third largest copper producer in the United States. It has a refining capacity of approximately 500,000 tons of refined copper and produced approximately 241,000 tons of refined copper in 2008. Asarco’s mines have estimated reserves of 5.2 million tons of contained copper as of January 2008. For the year ended December 31, 2008, Asarco had total revenues of $1.9 billion and profit before tax of $393 million. The integrated assets proposed to be acquired by us include three open-pit copper mines and a copper smelter in the State of Arizona, United States, and a copper refinery, rod plant, cake plant and precious metals plant located in the State of Texas, United States. We will assume Asarco’s operating liabilities, but not the legacy liabilities for asbestos and environmental claims for Asarco’s ceased operations. The consideration being paid is towards the gross fixed assets and working capital of Asarco.
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
     We have made deposits towards the purchase of substantially all the operating assets of Asarco, consisting of a $50 million letter of credit given as a deposit at the time of signing the original agreement in May 2008, a $50 million deposit made at the time the current agreement was entered into in March 2009 and a $25 million deposit made on May 15, 2009 after the approval by the US Bankruptcy Court of the adequacy of the disclosure statement submitted by us in support of the reorganization plan proposed by Asarco and sponsored by Sterlite USA. The deposits will be credited towards the consideration due on closing.

     Separately, we have agreed with the representatives appointed pursuant to Asarco’s reorganization proceedings under Chapter 11 of the US Bankruptcy Code to represent all persons with asbestos claims and demands against Asarco and/or its subsidiary debtors, or the Asbestos Claimants, and Asarco to grant a put option to the asbestos settlement trust to be established, or the Asbestos Trust, pursuant to which the Asbestos Trust shall be entitled to sell to us its interest (expected to be approximately 27%), or the Asbestos Litigation Interest, in the Brownsville judgment against the Americas Mining Corporation, a subsidiary of Grupo México, or the Brownsville Judgment, which was awarded by the US District Court for Southern District of Texas, Brownsville Division, against Americas Mining Corporation requiring it to return to Asarco 260.09 million common stock of Southern Copper Corporation, together with past dividends received with interest, worth over $6.0 billion in aggregate. The Asbestos Litigation Interest in the Brownsville Judgment is to be distributed for the benefit of all Asbestos Claimants. The grant of put option would be subject to the approval and consummation of the reorganization plan proposed by Asarco and sponsored by Sterlite USA. The put option is exercisable by the Asbestos Trust at any time after the end of the second year from the effective date of the approved reorganization plan, or the Effective Date, through the end of the fourth year from the Effective Date at the price of $160 million less the amount of any receipt or other recovery on account of the Asbestos Litigation Interest prior to the exercise of the put option. We do not expect any obligation on account of this agreement.
Raising of Additional Capital
     On June 15, 2009, our board of directors approved resolutions authorizing us to seek the approval of our shareholders for the raising of additional capital through the domestic Indian or international markets. According to the resolutions, we have convened an extraordinary general meeting to be held on July 11, 2009 to seek shareholder approval authorizing us to issue securities representing up to 25% of our currently outstanding and paid-up share capital.
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
     Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected, leading to decreased spending by businesses and consumers and, in turn, corresponding decreases in global infrastructure spending and commodity prices. Between fiscal 2008 and 2009, we experienced significant declines in TcRc and commodity prices as follows:
•	A 25.1% decrease in the average realized TcRc in our copper business and a 22.4% decrease in the daily average LME price of copper, which decreases were due to copper’s use in a broad range of industries adversely affected by the economic downturn, including construction, electronic products, industrial machinery, transportation equipment and consumer products, with construction and electronic products, being the most significant drivers of copper consumption and the construction industry being one of the most adversely affected industries.

•	A 47.8% decrease in the daily average zinc LME price, which decrease was particularly significant as the primary driver of zinc demand is the steel galvanizing market, which has principal applications in the construction and automotive industries, two of the industries most adversely affected by the recent global economic downturn.

•	A 14.8% decrease in the daily average aluminum LME price, which decrease was, as with copper and zinc, due to aluminum’s use being concentrated in industries adversely affected by the global economic downturn, specifically construction, electricals, transport and packaging. The daily average aluminum LME price would have likely decreased considerably more than it did if it were not for continued strong demand from China.
These decreases were, in the case of copper TcRc and the daily average zinc LME price, following significant declines between fiscal 2007 and 2008.
     The outlook for the copper TcRc and copper, zinc and aluminum commodity prices remains uncertain in the short to medium term, and further decreases, including as a consequence of continued challenging, or a further deterioration in, global market and economic conditions, would have a further adverse impact upon our financial performance. For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations — Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.”

     Copper
     The net sales of our copper business fluctuate based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 92.0% of our copper concentrate requirements in fiscal 2009, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	Year Ended March 31,
	2007	2008	2009
	(in US cents per pound)
Copper TcRc	31.1¢	15.7¢	11.7¢
     The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 8.0% of our copper concentrate requirements in fiscal 2009 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2013 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	Year Ended March 31,
	2007	2008	2009
	(in US dollars per ton)
Copper LME	$6,984	$7,588	$5,885
     Zinc and Aluminum
     The net sales of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and in fiscal 2009 sourced in excess of 72% of its alumina requirements from third party suppliers, including 19% from international and domestic suppliers and 53% from Vedanta Aluminium, with the remaining 28% provided by BALCO’s own bauxite mines and alumina refinery. Going forward, we expect BALCO to source a majority of its alumina requirements from Vedanta Aluminium and its own bauxite mines and alumina refinery. For the portion of our aluminum business where the alumina is sourced from BALCO’s own bauxite mines and alumina refinery, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, including Vedanta Aluminium, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for each of the last three fiscal years:

	Year Ended March 31,
	2007	2008	2009
	(in US dollars per ton)
Zinc LME	$3,581	$2,992	$1,563
Aluminum LME	2,663	2,620	2,234
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

     Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources approximately 66% of its thermal coal requirement from a subsidiary of Coal India under a five-year supply agreement entered into in August 2006. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal. However, in January 2006, we were allotted a 31.5 million ton share in the Madanpur Coal Block for use in HZL’s captive power plant. We intend to begin operations at the Madanpur Coal Block by March 2010. In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
     For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
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
     The following table sets forth our average realized TcRc and cost of production for each of our metals for each of the last three fiscal years:

	Year Ended March 31,
	2007		2008		2009
	(in US dollars per ton, except as indicated)
Treatment charge and refining charge (TcRc):(1)	31.1	¢/lb	15.7	¢/lb	11.7	¢/lb
Cost of production:(2)
Copper smelting and refining(3)	6.1	¢/lb	1.8	¢/lb	3.1	¢/lb
Zinc(4)	$862		$884		$710
Aluminum(5)	1,626		1,720		1,700

Notes:

(1)	Represents our average realized TcRc for the period.

(2)	Cost of production is not a recognized measure under US GAAP. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2007			2008			2009
	(in millions, except Production output and Cost of production)
Copper:
Segment sales	Rs.	115,192		Rs.	126,276		Rs.	116,670
Less:
Segment profit		(17,689)			(12,650)			(12,574)

Segment cost		97,503			113,626			104,096
Less:
Purchased concentrate/rock		(91,489)			(107,422)			(95,478)
By-product/free copper net sales		(1,935)			(4,283)			(4,337)
Cost for downstream products		(938)			(1,197)			(1,613)
Others, net		(1,236)			(195)			(1,690)

Total expenses	Rs.	1,905		Rs.	529		Rs.	979

Production output (in tons)		312,720			339,294			312,833
Cost of production(a)		6.1	¢/lb		1.8	¢/lb		3.1	¢/lb

Year Ended March 31,
2007	2008	2009
(in millions, except Production output and Cost of production)
Zinc:
Segment sales	Rs.	85,963	Rs.	78,222	Rs.	55,724
Less:
Segment profit	(65,129)	(55,563)	(27,777)

Segment cost	20,834	22,659	27,947
Less:
Cost of tolling including raw material cost	(14)	—	(409)
Cost of intermediary product sold	(2,487)	(2,944)	(1,301)
By-product net sales	(1,223)	(2,637)	(4,848)
Cost of lead metal sold	(1,463)	(1,787)	(2,079)
Others, net	(2,050)	(118)	(1,312	)-

Total expenses	Rs.	13,598	Rs.	15,173	Rs.	17,998

Production output (in tons)	348,316	426,323	551,724
Cost of production(a)	$862	$884	$710
Aluminum:
Segment sales	Rs.	41,002	Rs.	41,695	Rs.	39,336
Less:
Segment profit	(15,765)	(14,244)	(8,954)

Segment cost	25,237	27,451	30,382
Less:
Cost of intermediary product sold	(177)	(118)	—
By-product net sales	(312)	(367)	(328)
Cost for downstream products	(1,323)	(1,709)	(1,966)
Others, net	(322)	(181)	(314)

Total expenses	Rs.	23,103	Rs.	25,076	Rs.	27,774

Production output (hot metal) (in tons)	313,817	362,296	104,553
Cost of production(a)	$1,626	$1,720	$1,700

(a)	Exchange rates used in calculating cost of production were based on the daily RBI reference rates for the years ended March 31, 2007, 2008 and 2009 of Rs. 45.29 per $1.00, Rs. 40.24 per $1.00, and Rs. 45.91 per $1.00, respectively.

(3)	Cost of production relates only to our custom smelting and refining operations and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa and excluding the benefit of the phosphoric acid plant. Revenues earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.

(4)	Our zinc operations are fully integrated. As a result, cost of production of zinc consists of the total direct cost of producing zinc from the mines and smelters, including extracting ore from the mines, converting the ore into zinc concentrate and smelting to produce zinc ingots. Our zinc segment includes lead and silver. Silver is a by-product of lead and accordingly, there are no additional processing costs for silver. Revenue earned from the sale of silver is reported as profit in this segment. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced. HZL's cost of production in the last month of fiscal 2009, or its exit cost of production for fiscal 2009, was $594 per ton.

(5)	Cost of production of aluminum for BALCO’s smelters includes the cost of producing bauxite and conversion of bauxite into aluminum metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminum metal, for the portion of BALCO’s operations where alumina is sourced from third parties. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at its 100,000 tpa aluminum smelter and ceased operations at this smelter on June 5, 2009. As the 100,000 tpa aluminum smelter had a higher cost of production than the newer (and remaining) 245,000 tpa smelter, and partly as a result of efforts by BALCO to decrease its operating costs in response to the recent global economic conditions, BALCO’s exit cost of production for fiscal 2009 was $1,146 per ton.

Production Volume and Mix
     Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our net sales generally fluctuate as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per-unit production costs are significantly affected by changes in production volumes in that higher volumes of production generally reduce the per-unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years, though production volumes for a number of our primary products in our copper and aluminum businesses were flat or decreased between fiscal 2008 and fiscal 2009 due to planned and unplanned shut downs. The following table summarizes our production volumes for our primary products for the last three fiscal years:

		Year Ended March 31,
	Product	2007	2008	2009
		(tons)
Copper	Copper cathode(1)	312,720	339,294	312,833
	Copper rods	177,882	224,758	219,879
Zinc	Zinc(2) (3)	348,316	426,323	551,724
	Lead	44,552	58,247	60,323
Aluminum	Ingots	182,921	195,795	172,263
	Rods	72,981	101,183	127,120
	Rolled Products	57,287	61,693	57,399

	Total Aluminum	313,189	358,671	356,782

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(2)	Includes production capitalized in fiscal 2008 of 1,154 tons.

(3)	Excludes tolled metal in fiscal 2007 of 251 tons.
     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
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

	January 22, 2007	April 29, 2008 to	January 3, 2009
	to April 28, 2008	January 2, 2009	to present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.0%	2.0%	2.0%
Zinc	5.0%	0.0%	5.0%
Aluminum	5.0%	5.0%	5.0%

     In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs (CVD), of 8.0% of the assessable value and basic custom duty, which is levied on imports in India.
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
     Export Incentives
     The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
     In fiscal 2007, 2008 and 2009, exports accounted for 63.4%, 56.6% and 39.2%, respectively, of our copper business’ net sales. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the FOB value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006 to Present
	(percentage of FOB value of exports)
Copper cathode	2.2	%(1)
Copper rods	2.2	%(2)

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.

(2)	Subject to a cap of Rs. 7,760 per ton.
     In fiscal 2007, 2008 and 2009, exports accounted for 49.7%, 31.5% and 35.1%, respectively, of our zinc business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	April 1, 2007	October 9, 2007 to		November 5, 2008
	to October 8, 2007	November 3, 2008	November 4, 2008	to Present
	(percentage of FOB value of exports)
Zinc concentrate	5.0%	3.0%	2.0%	3.0%
Zinc ingots	7.0%	5.0%	4.0%	5.0%
Lead concentrate	5.0%	3.0%	3.0%	3.0%
     In fiscal 2007, 2008 and 2009, exports accounted for 28.0%, 24.7% and 16.9%, respectively, of our aluminum business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	April 1, 2007 to October 8, 2007	October 9, 2007 to Present
	(percentage of FOB value of exports)
Aluminum ingots	5.0%	3.0%
Aluminum rods	5.0%	5.0%
Aluminum rolled products	6.0%	4.0%
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.

     Taxes and Royalties
     Income tax on Indian companies is presently charged, and during fiscal 2009 was charged, at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.0%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.
     Profits of companies in India are subject to either regular income tax or a MAT, whichever is greater. The MAT rate is currently, and during fiscal 2009 was, 11.33% of the book profits as prepared under generally accepted accounting principles in India, or Indian GAAP. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 17.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 8.0% (prior to December 6, 2008, the excise duty was 14%, and from December 6, 2008 to February 23, 2009, the excise duty was 10%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale. We charge the excise duty and additional charge to our domestic customers.
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
     We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within SIIL and in some of our operating subsidiaries such as BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, has benefited from its 100% export unit status, where profits on export sales are exempt from tax for a specified period. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India. In addition, a large part of SIIL’s and HZL’s investment of surplus cash are in tax exempt instruments.
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

Power Business
     We expect our future results of operations to be affected by our entry into the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan. See “Item 4. Information on the Company — B. Business Overview — Our Business — Our Commercial Power Generation Business” for additional details on our plans for this future business.
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
Useful Economic Lives of Assets and Impairment
     Property, plant and equipment, other than mine properties, are depreciated over their useful economic lives. Our management reviews the useful economic lives at least once a year and any changes could affect the depreciation rates prospectively and hence the asset carrying values.

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
Income Tax
     In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. In each jurisdiction, we estimate the actual amount of taxes currently payable or receivable. We also estimate the tax bases of assets and liabilities based on estimates, and such estimates may change when the tax returns are prepared. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to the year when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted as of the balance sheet date. We do not record deferred taxes on unremitted earnings of foreign subsidiaries, based on timing of the reversal of the temporary differences where it is probable that the temporary differences will not reverse in the foreseeable future or management intends to reinvest such unremitted earnings indefinitely. Deferred tax assets are reviewed for recoverability and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. If we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.
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

Results of Operations
Overview
     Consolidated Statement of Operations Data
     The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of net sales for the periods indicated:

	Year Ended March 31,
	2007	2008	2009
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Other operating revenues	0.9	1.1	1.7

Total revenue	100.9	101.1	101.7
Cost of sales	(60.0)	(66.9)	(77.6)
Selling and distribution expenses	(1.4)	(1.5)	(1.8)
General and administration expenses	(1.1)	(1.9)	(2.4)
Other income/(expenses):
Gain on sale of real estate	0.4	—	—
Voluntary retirement scheme expenses	(0.0)	—	—
Guarantees, impairment of investments and loans	—	(0.3)	(0.1)

Operating income	38.8	30.5	19.8
Interest and dividend income	0.9	2.7	7.9
Interest expense	(1.8)	(1.4)	(3.2)
Net realized and unrealized investment gains	0.9	1.8	1.1

Income before income taxes, minority interests and equity in net (loss)/income of associate	38.8	33.6	25.6
Income taxes
Current	(9.6)	(7.5)	(3.8)
Deferred	(0.8)	(1.3)	0.8

Income after income taxes, before minority interests and equity in net (loss)/income of associate	28.4	24.8	22.6
Minority interests	(8.7)	(7.7)	(5.8)
Equity in net (loss)/income of associate, net of taxes	0.0	0.2	(2.8)

Net income	19.7%	17.3%	14.0%

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

	Year Ended March 31,
	2007			2008			2009
	(in millions, except percentages)
			% of			% of				% of
	Net Sales		Net Sales	Net Sales		Net Sales	Net Sales		Net Sales	Net Sales
India	Rs.	114,222	47.3%	Rs.	140,503	57.0%	Rs.	140,330	$2,758.6	66.1%
Far East(1)		69,624	28.9		62,303	25.3		27,803	546.6	13.1
Other(2)		57,400	23.8		43,608	17.7		44,059	866.1	20.8

Total	Rs.	241,246	100.0%	Rs.	246,414	100.0%	Rs.	212,192	$4,171.3	100.0%

Notes:

(1)	Far East includes a number of countries, primarily China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, UAE, Turkey, Qatar, Saudi Arabia, Syria, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, the UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland, Australia, Cameroon, Malawi and Iran.

     Customer Concentration
     The following table sets forth for the periods indicated:
•	the percentage of our net sales accounted for by our ten largest customers on a consolidated basis; and
•	for each of our three primary businesses, the percentage of the net sales of such business accounted for by the ten largest customers of such business.

	Year Ended March 31,
	2007	2008	2009
Consolidated	22.2%	26.5%	32.4%
Copper	33.9	16.8	32.5
Zinc	47.0	36.4	23.6
Aluminum	39.9	37.2	44.6
     No single customer accounted for 10% or more of our net sales on a consolidated basis or for any of our primary businesses in any of the periods indicated.
Comparison of Years Ended March 31, 2008 and March 31, 2009
     Net Sales, Other Operating Revenues and Operating Income
     Consolidated
     Net sales decreased from Rs. 246,414 million in fiscal 2008 to Rs. 212,192 million ($4,171.3 million) in fiscal 2009, a decrease of Rs. 34,222 million, or 13.9%. Net sales decreased primarily as a result of lower daily average copper, zinc and aluminum LME prices in fiscal 2009 compared to fiscal 2008 and decreased sales volume in our copper business due to lower copper cathode production as a result of a planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and an unplanned 34-day interruption in production between November and December 2008 due to damage in a cooling tower at the Tuticorin facility in November 2008 as a result of collapses in its foundation. The decrease in net sales was partially offset by a depreciation of the Indian Rupee against the US dollar by 14.1%. The net sales of our copper, zinc and aluminum businesses decreased by 7.7%, 28.8% and 5.8%, respectively, with the increase in the sales volume in our zinc business being more than fully offset by lower zinc and lead LME prices.
     Other operating revenues increased from Rs. 2,616 million in fiscal 2008 to Rs. 3,683 million ($72.4 million) in fiscal 2009, an increase of Rs. 1,067 million, or 40.8%. The increase was primarily due to increased sales of surplus electric power from BALCO’s captive power plants at Korba due to the planned permanent shut down of 204 out of 408 pots in the old Korba smelter in February and March 2009 due to the smelter’s higher cost of production and the recognition of Rs. 491 million in amounts due to us from an insurance policy covering loss on profit on account of the unplanned shut down of the cooling tower at the Tuticorin facility, which covered a substantial portion of our estimated losses.
     Operating income decreased from Rs. 75,153 million in fiscal 2008 to Rs. 42,247 million ($830.5 million) in fiscal 2009, a decrease of Rs. 32,906 million, or 43.8%. The decrease was due to a decrease in TcRc rates for our copper smelting business by 25.1%, a decrease in by-product realization in our copper business and a decline in the daily average copper, zinc and aluminum LME prices, partially offset by a depreciation of the Indian Rupee against the US dollar. Operating margin decreased from 30.5% in fiscal 2008 to 19.8% in fiscal 2009 as a result of a decrease in the operating margins in our zinc and aluminum business due to decreases in the daily average zinc and aluminum LME prices. Contributing factors to our consolidated operating income were as follows:
•	Cost of sales decreased slightly from Rs. 164,869 million in fiscal 2008 to Rs. 164,566 million ($3,235.1 million) in fiscal 2009, a decrease of Rs. 303 million, or 0.2%. Cost of sales decreased primarily due to a reduction in global commodity and crude prices, lower input prices and lower production volumes in our copper and aluminum business, which was partly offset by higher realization from the sale of by-products in our zinc business. Cost of sales as a percentage of net sales increased from 66.9% in fiscal 2008 to 77.6% in fiscal 2009 primarily due to the significant decrease in net sales, due in significant part to lower daily average copper, zinc and aluminum LME prices in fiscal 2009, as compared to only a slight decrease in the cost of sales.

•	Selling and distribution expenses increased slightly from Rs. 3,808 million in fiscal 2008 to Rs. 3,847 million ($75.6 million) in fiscal 2009, an increase of Rs. 39 million, or 1.0%. This increase was due to increased sales volumes in our zinc business as some of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, however, selling and distribution expenses increased from 1.5% in fiscal 2008 to 1.8% in fiscal 2009.

•	General and administrative expenses increased from Rs. 4,572 million in fiscal 2008 to Rs. 5,078 million ($99.8 million) in fiscal 2009, an increase of Rs. 506 million, or 11.1%, primarily as a result of an increase in exploration and technical consultancy costs at HZL and an increase in salaries and other general costs as a result of expansion of our business. As a percentage of net sales, general and administrative expenses increased from 1.9% in fiscal 2008 to 2.4% in fiscal 2009. These expenses increased primarily in our zinc and aluminum business as a result of an increase in capacities and the scale of our operations.

•	Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited, or IFL, in fiscal 2009, we were allotted preference shares of IFL amounting to Rs. 1,520 million in payment of the net loans and guarantees aggregating to Rs. 1,549 million that were devolved on us in fiscal 2009. Thereafter, in November 2008, we sold the preference shares for a nominal value and incurred a loss of Rs. 1,520 million ($29.9 million). Other expenses for guarantees, impairment of investments and loans in fiscal 2009 represent the difference of Rs. 137 million between the loss of Rs. 1,520 million on the sale of the preference shares, an additional charge of Rs. 29 million and the write-back of the provision of Rs. 1,412 million made previously. In fiscal 2008, other expenses for guarantees, impairment of investments and loans was Rs. 628 million, due to provisions made for corporate guarantees provided to banks and financial institutions.

•	Depreciation, depletion and amortization increased from Rs. 7,060 million in fiscal 2008 to Rs. 7,845 million ($154.2 million) in fiscal 2009, an increase of Rs. 785 million, or 11.1%. This increase related primarily to the capitalization of our expanded capacities in our zinc and aluminum businesses.
     Copper
     Net sales in the copper segment decreased from Rs. 126,276 million in fiscal 2008 to Rs. 116,525 million ($2,290.7 million) in fiscal 2009, a decrease of Rs. 9,751 million, or 7.7%. This decrease was primarily due to a reduction in sales volume due to lower copper cathode production, lower by-product realization and lower daily average copper LME prices in fiscal 2009 compared to fiscal 2008, which was partially offset by a depreciation of the Indian Rupee against the US dollar by 14.1% between fiscal 2008 and 2009. Specifically:
•	Copper cathode production decreased from 339,294 tons in fiscal 2008 to 312,833 tons in fiscal 2009, a decrease of 7.8%. This decrease was primarily due to the planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and stabilization issues faced during the post shut down ramp up. In fiscal 2009 we recognized Rs. 491 million in amounts due to us from an insurance policy covering loss of profit on account of an unplanned 34-day interruption in production between November and December 2008 due to damage to the cooling tower at our Tuticorin facility, which covered a substantial portion of our estimated losses. Copper cathode sales decreased from 112,410 tons in fiscal 2008 to 92,163 tons in fiscal 2009, a decrease of 18.0%, due to lower production.

•	Production of copper rods decreased from 224,758 tons in fiscal 2008 to 219,879 tons in fiscal 2009, a decrease of 2.2%, due to the planned bi-annual plant maintenance shut down for 26 days in May and June 2008. Copper rod sales decreased from 224,662 tons in fiscal 2008 to 220,409 tons in fiscal 2009, a decrease of 1.9%. The decrease in sales was due to the decrease in production.

•	Sales of copper in the Indian market increased from 157,037 tons in fiscal 2008 to 198,457 tons in fiscal 2009, an increase of 26.4%, and our exports decreased from 180,035 tons in fiscal 2008 to 114,115 tons in fiscal 2009, a decrease of 36.6%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 46.6% in fiscal 2008 to 63.5% in fiscal 2009 as the demand in the domestic market increased while our production volume decreased.

•	The daily average copper cash settlement price on the LME decreased from $7,588 per ton in fiscal 2008 to $5,885 per ton in fiscal 2009, a decrease of 22.4%.
     Operating income in the copper segment decreased from Rs. 11,037 million in fiscal 2008 to Rs. 10,557 million ($207.5 million) in fiscal 2009, a decrease of Rs. 480 million, or 4.3%. Operating margin increased from 8.7% in fiscal 2008 to 9.1% in fiscal 2009. The decrease in operating income was primarily due to significantly reduced TcRc rates, lower copper LME prices and steep fall in by-product realization, which was partially offset by a depreciation of the Indian Rupee against the US dollar by 14.1% between fiscal 2008 and 2009. In particular:
•	TcRc rates decreased from an average of 15.7¢/lb realized in fiscal 2008 as compared to an average of 11.7¢/lb realized in fiscal 2009 as a result of a global weakening of the TcRc market resulting in a significant decrease in the market TcRc rate.

•	Cost of production, which consists of cost of smelting and refining costs, increased significantly from 1.8¢/lb in fiscal 2008 to 3.1¢/lb in fiscal 2009, primarily due to lower realization on the sale of sulphuric acid by-product.

•	Lower copper LME prices contributed to decreased profitability of our mining operations.

     Zinc
     Net sales in the zinc segment decreased from Rs. 78,222 million in fiscal 2008 to Rs. 55,724 million ($1,095.4 million) in fiscal 2009, a decrease of Rs. 22,498 million, or 28.8%. This decrease was primarily due to a 47.8 % decrease in the daily average zinc LME price in fiscal 2009 as compared to fiscal 2008, partially offset by an increase in sales volume enabled by increased production, higher by-product realization and a depreciation of the Indian Rupee against the US dollar by 14.1% between fiscal 2008 and 2009. Specifically:
•	Zinc ingot production increased from 426,323 tons in fiscal 2008 to 551,724 tons in fiscal 2009, an increase of 29.4%, as a result of increased production from HZL’s second 210,000 tpa hydrometallurgical zinc smelter at Chanderiya that was commissioned in December 2007. The second hydrometallurgical zinc smelter at Chanderiya produced 103,980 tons of zinc ingots in fiscal 2009 as compared to 42,071 tons in fiscal 2008 as production from the smelter was ramped up. Zinc ingot sales increased from 425,531 tons in fiscal 2008 to 552,328 tons in fiscal 2009, an increase of 29.8%, enabled by the higher production.

•	Zinc ingot sales in the domestic market decreased from 337,672 tons in fiscal 2008 to 331,704 tons in fiscal 2009, a decrease of 1.8%, primarily due to a significant decrease in the production and sales of galvanized plain and corrugated sheets. There was a net decrease of 9.9% in production and 6.7% in sales in galvanized iron in fiscal 2009 as compared to fiscal 2008. The color coated industry’s performance decreased 24% in fiscal 2009 as compared to fiscal 2008. Indian galvanized plain and corrugated sheets exports to the United States and Europe accounted for approximately 60% of total Indian galvanized plain and corrugated sheets exports. As a result of the global economic downturn, the automobile, housing and consumer durables sectors in Europe and the United States were severely affected and the export oriented demand of Indian galvanized plain and corrugated sheets was reduced substantially, resulting in a fall of galvanized plain and corrugated sheet production and, as a result, a reduction in the demand for zinc. Our domestic sales as a percentage of total sales decreased from 79.4% in fiscal 2008 to 60.1% in fiscal 2009 as the demand in the domestic market decreased. Export sales increased from 87,860 tons of zinc in fiscal 2008 to 220,627 tons of zinc in fiscal 2009, an increase of 151%, as a result of the reduction in domestic demand which left more zinc available for export. The zinc markets in the Middle East, South East Asia and Far East Asia were also further developed. HZL’s LME registration also increased the marketability of our zinc products.

•	The daily average zinc cash settlement price on the LME decreased from $2,992 per ton in fiscal 2008 to $1,563 per ton in fiscal 2009, a decrease of 47.8%.

•	We also sold surplus zinc concentrate of 231,797 dmt in fiscal 2008 and 76,261 dmt in fiscal 2009 to third parties, a decrease of 67.1%. The decrease was due to increased internal consumption of zinc concentrate with the commissioning of our second hydrometallurgical zinc smelter at Chanderiya in December 2007. We sold surplus lead concentrate of 65,418 dmt in fiscal 2008 and 56,487 dmt in fiscal 2009 to third parties, a decrease of 13.7%, due to the improved production of lead through ISPTM at the pyrometallurgical smelter which involved higher consumption of lead to produce metal with a higher concentration of lead in fiscal 2009.

•	Lead ingot production increased from 58,247 tons in fiscal 2008 to 60,323 tons in fiscal 2009, an increase of 3.6%, as a result of improved production of lead from the pyrometallurgical process. Lead ingot sales increased from 58,298 tons in fiscal 2008 to 60,564 tons in fiscal 2009, an increase of 3.9%, enabled by the increase in production.

•	Silver ingot production increased from 80,405 kg in fiscal 2008 to 105,555 kg in fiscal 2009, an increase of 30.7%, with silver ingot sales at similar levels to production. Combined with a 5.1% decrease in the average silver London Bullion Metal Association, or LBMA, price in fiscal 2009 as compared to fiscal 2008, net sales from the sale of silver ingots increased from Rs. 1,583 million in fiscal 2008 to Rs. 2,099 million ($41.3 million) in fiscal 2009, an increase of 32.6%.

•	The daily average lead cash settlement price on the LME decreased from $2,875 per ton in fiscal 2008 to $1,660 per ton in fiscal 2009, a decrease of 42.3%.
     Operating income in the zinc segment decreased from Rs. 53,192 million in fiscal 2008 to Rs. 25,148 million ($494.4 million) in fiscal 2009, a decrease of Rs. 28,044 million, or 52.7%. Operating margin decreased from 68.0% in fiscal 2008 to 45.1% in fiscal 2009. The decrease in operating income was primarily due to the decrease in the daily average zinc and lead LME prices of 47.8 % and 42.3%, respectively, between fiscal 2008 and fiscal 2009, which was partially offset by a 29.8% increase in sales volume, the depreciation of the Indian Rupee against the US dollar and improved cost performance arising from increased operating efficiency.

     Aluminum
     Net sales to external customers in the aluminum segment decreased from Rs. 41,596 million in fiscal 2008 to Rs. 39,170 million ($770.0 million) in fiscal 2009, a decrease of Rs. 2,426 million, or 5.8%. This decrease was primarily due to a 14.8% decrease in daily average aluminum LME prices in fiscal 2009 compared to fiscal 2008, partially offset by a depreciation of the Indian Rupee against the US dollar by 14.1% between fiscal 2008 and 2009. Specifically:
•	Aluminum production decreased slightly by 0.5%, from 358,671 tons in fiscal 2008 to 356,782 tons in fiscal 2009. Our new Korba smelter of 245,000 tpa capacity increased production from 249,392 tons in fiscal 2008 to 250,499 tons in fiscal 2009, which was fully offset by the decrease in the existing smelter production from 109,279 tons in fiscal 2008 to 106,283 tons in fiscal 2009, primarily due to the planned permanent shutdown of 204 out of 408 pots at the old Korba smelter in February and March 2009 due to the smelter’s higher cost of production. The export of power in fiscal 2009 increased to 320 million units from 194 million units in fiscal 2008, due to the sale of surplus power from captive power plants during the period that the old Korba smelter was partially shut down.

•	Aluminum sales decreased from 358,328 tons in fiscal 2008 to 356,512 tons in fiscal 2009, a decrease of 0.5%. Sales of aluminum ingots decreased from 195,785 tons in fiscal 2008 to 172,173 tons in fiscal 2009, a decrease of 12.1%, as a result of the partial shut down of the old Korba smelter in the fourth quarter of fiscal 2009 due to higher operational costs. Wire rod sales increased from 101,316 tons in fiscal 2008 to 127,019 tons in fiscal 2009, an increase of 25.4%, as a result of increased production due to the addition of a wire rod mill at the new Korba smelter and increased demand for this product, particularly in the electrical sector, and reflects our continued focus on the sale of value-added products. Rolled product sales decreased from 61,693 tons in fiscal 2008 to 57,399 tons in fiscal 2009, a decrease of 7.0%, primarily due to decreased demand in the construction and transport sector.

•	Aluminum sales in the domestic market increased from 265,839 tons in fiscal 2008 to 289,991 tons in fiscal 2009, an increase of 9.1%, as a result of increased demand in the electrical sector. Our aluminum exports decreased from 92,489 tons in fiscal 2008 to 66,523 tons in fiscal 2009, a decrease of 28.1%, as a result of lower premiums globally and higher demand in the domestic market. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 74.2% in fiscal 2008 to 81.3% in fiscal 2009 as the demand in the domestic market increased while our production volume decreased slightly.

•	The daily average aluminum cash settlement price on the LME declined from $2,620 per ton in fiscal 2008 to $2,234 per ton in fiscal 2009, a decrease of 14.8%.
     Operating income in the aluminum segment decreased from Rs. 11,581 million in fiscal 2008 to Rs. 6,364 million ($125.1 million) in fiscal 2009, a decrease of Rs. 5,217 million, or 45.1%. Operating margin decreased from 27.8% in fiscal 2008 to 16.2% in fiscal 2009. The decrease in operating income was primarily due to a decrease in the daily average aluminum LME price.
     Power
Operating income in our commercial power generation business segment was Rs. 184 million ($3.6 million) in fiscal 2009. Our power business is still under development and we expect to have meaningful operating results for our commercial power generation business segment in fiscal 2010, when Sterlite Energy’s first power project is expected to begin commissioning.
     Corporate and Others
     Operating loss in our corporate and other business segment was Rs. 6 million ($0.1 million) in fiscal 2009.
     Interest and Dividend Income
     Interest and dividend income increased from Rs. 6,548 million in fiscal 2008 to Rs. 16,728 million ($328.8 million) in fiscal 2009, an increase of Rs. 10,180 million, or 155.5%, primarily due to interest income on the proceeds from our ADS offering that we have currently invested and an operating surplus in HZL of Rs. 21,960 million that we have invested.
     Interest Expense
     Interest expense increased from Rs. 3,386 million in fiscal 2008 to Rs. 6,874 million ($135.1 million) in fiscal 2009, an increase of Rs. 3,488 million, or 103.0%. The increase in interest expense was primarily due to an increase in our outstanding debt in fiscal 2009.

     Net Realized and Unrealized Investment Gains
     Net realized and unrealized investment gains decreased from Rs. 4,511 million in fiscal 2008 to Rs. 2,254 million ($44.3 million) in fiscal 2009, a decrease of Rs. 2,257 million, or 50.0%, primarily due to unfavorable market conditions.
     Income Taxes
     Income taxes decreased from Rs. 21,624 million in fiscal 2008 to Rs. 6,446 million ($126.7 million) in fiscal 2009. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net (loss)/income of associate, was 26.1% in fiscal 2008 and 11.9% in fiscal 2009. The effective tax rate was lower in fiscal 2009 due to higher tax exemptions on the copper refinery and copper rod plant at Tuticorin, tax exemptions on the export oriented unit at HZL, tax holiday exemptions on the new zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand, tax exemptions on the newly commissioned 16 MW wind power plant and 80 MW captive power plant at our zinc business, deferred tax on equity in net loss of associate and higher tax free dividend and investment income.
     Minority Interests
     Minority interests as a percentage of net profits decreased from 31.2% in fiscal 2008 to 25.8% in fiscal 2009. This decrease was primarily due to lower profits in our zinc and aluminum businesses.
     Equity in Net (Loss)/Income of Associate, Net of Tax
     Equity in net income of associate, net of tax was Rs. 491 million in fiscal 2008 as compared to a net loss of Rs. 6,001 million ($118.0 million) in fiscal 2009, which primarily related to foreign exchange losses.
Comparison of Years Ended March 31, 2007 and March 31, 2008
     Net Sales, Other Operating Revenues and Operating Income
     Consolidated
     Net sales increased from Rs. 241,246 million in fiscal 2007 to Rs. 246,414 million in fiscal 2008, an increase of Rs. 5,168 million, or 2.1%. Net sales increased primarily as a result of increased sales volume enabled by increased production across all of our businesses and higher daily average copper LME prices in fiscal 2008 compared to fiscal 2007, partially offset by lower daily average zinc LME prices in fiscal 2008 compared to fiscal 2007. The net sales of our copper and aluminum businesses increased by 9.6% and 3.8%, respectively, while the net sales of our zinc business decreased by 9.0%.
     Other operating revenues increased from Rs. 2,251 million in fiscal 2007 to Rs. 2,616 million in fiscal 2008, an increase of Rs. 365 million, or 16.2%. The increase was primarily due to increased sales of by-products that are not included in cost of production.
     Operating income decreased from Rs. 93,511 million in fiscal 2007 to Rs. 75,153 million in fiscal 2008, a decrease of Rs. 18,358 million, or 19.6%. The decrease was due to a decrease in TcRc rates for our copper smelting business by 49.6%, a decline in the daily average zinc and aluminum LME prices and an appreciation of the Indian Rupee against the US dollar by 11.1%, partially offset by higher sales volumes across all our businesses and an increase in the daily average copper LME price. Operating margin decreased from 38.8% in fiscal 2007 to 30.5% in fiscal 2008 as a result of lower TcRc rates for our copper smelting business, a decline in the daily average zinc and aluminum LME prices and appreciation of the Indian Rupee against the US dollar, partially offset by an increase in the daily average copper LME price. Contributing factors to our consolidated operating income were as follows:
•	Cost of sales increased from Rs. 144,798 million in fiscal 2007 to Rs. 164,869 million in fiscal 2008, an increase of Rs. 20,071 million, or 13.9%. Cost of sales increased primarily due to increases in production volumes across all our businesses and higher cost of purchased copper concentrate, resulting from higher daily average copper LME prices. The increases in production volume were primarily due to a capacity expansion at our Tuticorin facility in our copper business, our new Korba smelter in our aluminum business and our second new hydrometallurgical zinc smelter at Chanderiya in our zinc business. Cost of sales as a percentage of net sales increased from 60.0% in fiscal 2007 to 66.9% in fiscal 2008, primarily due to higher commodity prices relative to the costs of production.

•	Selling and distribution expenses increased from Rs. 3,444 million in fiscal 2007 to Rs. 3,808 million in fiscal 2008, an increase of Rs. 364 million, or 10.6%. This increase was due to increased sales volumes across all our businesses as most of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, however, selling and distribution expenses increased marginally from 1.4% in fiscal 2007 to 1.5% in fiscal 2008.

•	General and administrative expenses increased from Rs. 2,633 million in fiscal 2007 to Rs. 4,572 million in fiscal 2008, an increase of Rs. 1,939 million, or 73.6%, primarily as a result of an increase in exploration and technical consultancy costs at HZL and an increase in salaries and other general costs as a result of expansion of our business. As a percentage of net sales, general and administrative expenses increased from 1.1% in fiscal 2007 to 1.9% in fiscal 2008. These expenses increased primarily in our zinc and aluminum business as a result of an increase in capacities and scale of operations.

•	We did not have a gain on sale of real estate in fiscal 2008, compared to Rs. 986 million in fiscal 2007 from the sale of property in Mumbai comprising land and building for an amount of Rs. 1,000 million.

•	We did not incur any voluntary retirement scheme expenses in fiscal 2008, compared to Rs. 97 million in fiscal 2007.

•	We incurred guarantees, impairment of investments and loans in fiscal 2008 of Rs. 628 million, compared to nil in fiscal 2007. This was due to provisions made for corporate guarantees provided to banks and financial institutions.

•	Depreciation, depletion and amortization increased from Rs. 5,959 million in fiscal 2007 to Rs. 7,060 million in fiscal 2008, an increase of Rs. 1,101 million, or 18.5%. This increase related primarily to the capitalization of our expanded capacities in our copper, zinc, aluminum and wind power businesses.
     Copper
     Net sales in the copper segment increased from Rs. 115,192 million in fiscal 2007 to Rs. 126,276 million in fiscal 2008, an increase of Rs. 11,084 million, or 9.6%. This increase was primarily due to an increase in sales volume enabled by increased production, higher daily average copper LME prices and a higher percentage of sales of copper rods. Specifically:
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
     Operating income in the copper segment decreased from Rs. 17,235 million in fiscal 2007 to Rs. 11,037 million in fiscal 2008, a decrease of Rs. 6,198 million, or 36.0%. Operating margin decreased from 15.0% in fiscal 2007 to 8.7% in fiscal 2008. The decrease in operating income was primarily due to significantly reduced TcRc rates and the 11.1% appreciation of the Indian Rupee against the US dollar between fiscal 2007 and fiscal 2008, partially offset by an increase in sales volume combined with a lower cost of production resulting from improved copper recovery, improved by-product management and higher realization on the sale of sulphuric acid by-product and contribution from the phosphoric and precious metals businesses. In particular:
•	TcRc rates decreased from an average of 31.1¢/lb realized in fiscal 2007 to an average of 15.7¢/lb realized in fiscal 2008 as a result of a global weakening of the TcRc market resulting in a significant decrease in the market TcRc rate.

•	Cost of production, which consists of cost of smelting and refining costs, was reduced significantly from 6.1¢/lb in fiscal 2007 to 1.8¢/lb in fiscal 2008, primarily due to improved copper recovery, improved by-product management and higher realization on the sale of sulphuric acid by-product.

•	Higher copper LME prices contributed to increased profitability of our mining operations, which was partially offset by slightly reduced production at our sole remaining copper mine, Mt. Lyell.

•	We earned a profit of Rs. 986 million in fiscal 2007 from the sale of real estate in Mumbai, with no such profit in fiscal 2008.
     Zinc
     Net sales in the zinc segment decreased from Rs. 85,963 million in fiscal 2007 to Rs. 78,222 million in fiscal 2008, a decrease of Rs. 7,741 million, or 9.0%. This decrease was primarily due to a 16.4 % decrease in the daily average zinc LME price, a decrease in the sales of zinc concentrates to third parties and a reduction in Indian customs duty from 7.5% to 5.0% in January 2007, partially offset by an increase in sales volume enabled by increased production. Specifically:
•	Zinc ingot production increased from 348,316 tons in fiscal 2007 to 426,323 tons in fiscal 2008, an increase of 22.4%, as a result of the contribution of a full year’s production from our first hydrometallurgical zinc smelter at Chanderiya and the contribution from our second hydrometallurgical zinc smelter at Chanderiya which was commissioned in December 2007, in addition to marginal increases in production from other smelters. Zinc ingot sales increased from 349,615 tons in fiscal 2007 to 425,531 tons in fiscal 2008, an increase of 21.7%, enabled by higher production.

•	Zinc ingot sales in the domestic market increased from 204,286 tons in fiscal 2007 to 337,672 tons in fiscal 2008, an increase of 65.3%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 58.4% in fiscal 2007 to 79.4% in fiscal 2008 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average zinc cash settlement price on the LME decreased from $3,581 per ton in fiscal 2007 to $2,992 per ton in fiscal 2008, a decrease of 16.4%.

•	We also sold surplus zinc concentrate of 254,249 dmt in fiscal 2007 and 231,797 dmt in fiscal 2008 to third parties, a decrease of 8.8%. The decrease was due to increased internal consumption of zinc concentrate with the commissioning of our second hydrometallurgical zinc smelter at Chanderiya in December 2007. We sold surplus lead concentrate of 59,050 dmt in fiscal 2007 and 65,418 dmt in fiscal 2008 to third parties, an increase of 10.8%, which was enabled by higher mining output in fiscal 2008.

•	Lead ingot production increased from 44,552 tons in fiscal 2007 to 58,247 tons in fiscal 2008, an increase of 30.7%, as a result of increased production from the AusmeltTM plant. Lead ingot sales increased from 44,916 tons in fiscal 2007 to 58,298 tons in fiscal 2008, an increase of 29.8%.

•	Silver ingot production increased from 51,296 kg in fiscal 2007 to 80,405 kg in fiscal 2008, an increase of 56.7%, with silver ingot sales at similar levels to production. Combined with a 16.1% increase in the average silver LBMA price in fiscal 2008 as compared to fiscal 2007, net sales from the sale of silver ingots increased from Rs. 920 million in fiscal 2007 to Rs. 1,583 million in fiscal 2008, an increase of 72.1%.

•	The daily average lead cash settlement price on the LME increased from $1,426 per ton in fiscal 2007 to $2,875 per ton in fiscal 2008, an increase of 101.6%.
     Operating income in the zinc segment decreased from Rs. 62,908 million in fiscal 2007 to Rs. 53,192 million in fiscal 2008, a decrease of Rs. 9,716 million, or 15.4%. Operating margin decreased from 73.2% in fiscal 2007 to 68.0% in fiscal 2008. The decrease in operating income was primarily due to the 16.4 % decrease in the daily average zinc LME price between fiscal 2007 and fiscal 2008 and lower sales of zinc concentrate, partially offset by a 21.7% increase in sales volume from fiscal 2007 to fiscal 2008.
     Aluminum
     Net sales to external customers in the aluminum segment increased from Rs. 40,091 million in fiscal 2007 to Rs. 41,596 million in fiscal 2008, an increase of Rs. 1,505 million, or 3.8%. This increase was primarily due to an increase in sales volume enabled by increased production, partially offset by a marginal decline in the daily average aluminum LME price and a reduction in Indian customs duty from 7.5% to 5.0% in January 2007. Primary and contributing factors to the increase include the following:

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
     Operating income in the aluminum segment decreased from Rs. 13,371 million in fiscal 2007 to Rs. 11,581 million in fiscal 2008, a decrease of Rs. 1,790 million, or 13.4%. Operating margin decreased from 33.4% in fiscal 2007 to 27.8% in fiscal 2008. The decrease in operating income was primarily due to the increased cost of production as a result of the appreciation of the Indian Rupee against the US dollar by 11.1% between fiscal 2007 and 2008 and higher cost of coal and a decrease in the daily average aluminum LME price.
     Power
     Our power business is still under development and we had no operating results for our commercial power generation business segment in fiscal 2008.
     Corporate and Others
     Operating loss in our corporate and other business segment increased from Rs. 3 million in fiscal 2007 to Rs. 657 million in fiscal 2008. Operating loss in fiscal 2008 was due to provisions made for corporate guarantees provided to banks and financial institutions.
     Interest and Dividend Income
     Interest and dividend income increased from Rs. 2,072 million in fiscal 2007 to Rs. 6,548 million in fiscal 2008, an increase of Rs. 4,476 million, or 216.0%, primarily due to interest income on the proceeds from our ADS offering that we have currently invested.
     Interest Expense
     Interest expense decreased from Rs. 4,329 million in fiscal 2007 to Rs. 3,386 million in fiscal 2008, a decrease of Rs. 943 million, or 21.8%. The decrease in interest expense was primarily due to a reduction in outstanding debt due to early repayment of some borrowings and reductions in interest rates in the second half of fiscal 2008.
     Net Realized and Unrealized Investment Gains
     Net realized and unrealized investment gains increased from Rs. 2,280 million in fiscal 2007 to Rs. 4,511 million in fiscal 2008, an increase of Rs. 2,231 million, or 97.9%, primarily due to income earned from investment of the proceeds of our $2.0 billion offering of equity shares represented by ADSs in June 2007. This increase was also due to higher income earned from surplus cash invested by HZL, income earned from the investment of cash generated during the year, fair value gains on investments and improvement in yield on the investment of our cash.

     Income Taxes
     Income taxes decreased from Rs. 25,159 million in fiscal 2007 to Rs. 21,624 million in fiscal 2008. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net (loss)/income of associate, was 26.9% in fiscal 2007 and 26.1% in fiscal 2008. The effective tax rate was lower in fiscal 2008 due to higher tax exemptions in the copper refinery and copper rod plant at Tuticorin which were classified as export oriented units for only six months in fiscal 2007 while the tax exemptions were enjoyed for the entirety of fiscal 2008. Further, tax holiday exemptions on the newly commissioned 68.8 MW wind power plant and 154 MW captive power plant at our zinc business and 540 MW captive power plant at our aluminum business, and higher tax free dividend and investment income, resulted in a lower effective tax rate.
     Minority Interests
     Minority interests as a percentage of net profits increased from 30.8% in fiscal 2007 to 31.2% in fiscal 2008. This increase was as a result of a change in the profit mix between subsidiaries.
     Equity in Net (Loss)/Income of Associate, Net of Taxes
     Equity in net income of associate was Rs. 24 million in fiscal 2007 as compared to a net income of Rs. 491 million in fiscal 2008, which primarily related to foreign exchange gains on foreign currency loans to Vedanta Aluminium.
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
Liquidity and Capital Resources
Liquidity
     As of March 31, 2009, we had cash and short-term investments and deposits totaling Rs. 189,003 million ($3,715.4 million), net cash and no significant near-term debt redemption obligations, and SIIL had, on a standalone basis, cash and short-term investments totaling Rs. 80,922 million ($1,590.1 million). We expect that our current cash and short-term investments and deposits, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years. We may also obtain cash to satisfy our capital requirements from shareholder contributions to our share capital, offerings of our equity shares or ADSs or external financing sources. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, recent global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations — Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” As a result, we have had and may continue to have reduced cash flows from operations, and we cannot be certain that we will be able to obtain cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs or external financing sources on favorable terms, or at all.
Capital Requirements
     Our principal capital requirements include:
•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities, including Asarco.
     We continue to consider increasing capacities of our existing businesses through greenfield and brownfield projects and through acquisitions as one of our major growth strategies, though we are actively monitoring global market and economic conditions and the outlook for commodity prices, as well as our current and anticipated liquidity positions, as we constantly evaluate our desired rate of growth in pursuing this strategy.
     Our business is heavily dependent on plant and machinery for the production of our copper, zinc and aluminum products, as well as investments in our mining operations and our planned commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We spent Rs. 25,362 million in fiscal 2007, Rs. 25,430 million in fiscal 2008 and Rs. 41,105 million ($808.1 million) in fiscal 2009, largely on our capacity expansion and new projects across our zinc, aluminum and energy businesses.

     We currently expect capital expenditures of approximately Rs. 27,410 million ($538.8 million) over the next year by HZL to complete brownfield expansion projects to increase HZL’s zinc production capacity by 210,000 tpa and lead production capacity by 100,000 tpa, to add a 160 MW captive power plant and increase mining output, which would increase HZL’s zinc-lead production capacity to 1,065,000 tpa with fully integrated mining and captive power generation capacities. These projects are being undertaken at HZL’s Rajpura Dariba complex which is expected to be completed by mid-2010, and at the Rampura Agucha, Sindesar Khurd and Kayar mines in the State of Rajasthan in Northwest India at an estimated cost for the entire project of Rs. 28,800 million ($566.1 million). The expansion of ore production capacity at the Rampura Agucha mine is scheduled for completion in mid-2010. The expansion at the Sindesar Kurd mine is scheduled to be progressively completed from mid-2010. The Kayar mine is expected to start mining activity progressively from mid-2010.
     In October 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. In September 2008, BALCO entered into an implementation agreement with the Government of Chhattisgarh, India, setting forth the details for the implementation of the project. The estimated cost of this project is Rs. 46,500 million ($914.1 million). The first phase of this project is expected to be commissioned by June 2010, with the second phase being completed by September 2011. The capital expenditures made on this project as March 31, 2009 are Rs. 12,830 million.
     On August 8, 2007, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($1,592.3 million). The completion of this project would increase BALCO’s total production capacity to 1.0 million tpa. The first of two phases of this project has been commenced by BALCO with the setting up of a 325,000 tpa aluminum smelter, which uses pre-baked GAMI technology. BALCO has received environmental clearance for both phases of the project. Construction has commenced and the first production stream from the 325,000 tpa aluminum smelter is expected in October 2010. The first phase is expected to be completed by September 2011.
      The estimated cost of building the 325,000 tpa aluminum smelter and 1,200 MW captive power facility is Rs. 76,900 million ($1,511.7 million). As of March 31, 2009, Rs. 13,224 million ($260.0 million) has been spent.
     In fiscal 2010 and 2011, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of Rs. 13,171 million ($258.9 million) and Rs. 2,557 million ($50.3 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.
     Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we intend to exercise our call option to acquire the Government of India’s 29.5% ownership interest in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on July 3, 2009 of Rs. 602.75 ($11.85) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 112,830 million ($2,218.0 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.
     In addition, we have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.
     We may in the future make acquisitions of mines, plants or minerals and metals businesses that complement or enhance our existing businesses. For example, on March 6, 2009, we announced that we had signed a definitive agreement to purchase substantially all of the operating assets of Asarco, a Tucson based mining, smelting and refining company, for $1.7 billion. On June 12, 2009, we agreed to increase the purchase consideration to $1.87 billion, mostly related to an expected increase in working capital on the closing date. Asarco, currently the third largest copper producer in the United States, produced 241,000 tons of refined copper in 2008 and had total revenue of approximately $1.9 billion for the year ended December 31, 2008. Asarco’s mines currently have estimated reserves of 5.2 million tons of contained copper. We will finance the asset acquisition through a mix of debt and existing cash resources. The asset acquisition is on a cash free and debt free basis. We will assume operating liabilities but not legacy liabilities for asbestos and environmental claims for ceased operations. The integrated assets to be acquired include three open-pit copper mines and a copper smelter in Arizona and a copper refinery, rod and cake plant and precious metals plant in Texas. The agreement is subject to the approval of the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. There can, however, be no assurance that court approval will be obtained or that the proposed sale will be concluded. See “—Recent Developments.”

     We have consistently paid dividends and have declared dividends of Rs. 2,834 million for fiscal 2008 and Rs. 2,480 million ($48.8 million) for fiscal 2009.
Capital Resources
     We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements.
Net Cash Provided by or Used in Operating Activities
     Net cash provided by continuing operating activities was Rs. 78,204 million ($1,537.3 million) in fiscal 2009 compared to net cash used by continuing operating activities of Rs. 17,594 million in fiscal 2008 and net cash provided by operating activities of Rs. 40,418 million in fiscal 2007. The cash provided by operating assets and liabilities in fiscal 2009 was Rs. 27,706 million ($544.6 million), primarily consisting of Rs. 8,548 million ($168.0 million) from short-term investments. The cash provided by working capital in fiscal 2009 was Rs. 19,158 million ($376.6 million), primarily consisting of Rs. 6,715 million ($132.0 million) and Rs. 8,738 million ($171.8 million) resulting from reductions in account receivables and inventories, respectively, and Rs. 4,108 million ($80.8 million) resulting from an increase in accounts payable and accrued expenses. Cash generation decreased in fiscal 2008 primarily on account of lower operating income across all our businesses, with our zinc business accounting for a substantial portion of this decrease. The cash used in operating assets and liabilities in fiscal 2008 was Rs. 85,179 million, primarily consisting of Rs. 88,021 million towards short-term investments, which was partially offset by cash provided by working capital of Rs. 2,842 million. For fiscal 2007, the cash used in operating assets and liabilities was Rs. 32,750 million, of which Rs. 24,174 million was towards short-term investments. Cash used for working capital purposes was Rs. 8,576 million in fiscal 2007, which consisted of an increase in accounts receivables, other current and non-current assets, and inventories which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities. We believe our current working capital is sufficient for our present capital requirements.
Net Cash Used in Investing Activities
     Net cash used in investing activities was Rs. 24,006 million in fiscal 2007, Rs. 56,404 million in fiscal 2008 and Rs. 95,458 million ($1,876.5 million) in fiscal 2009. The major part of the cash used in investing activities for fiscal 2007 and 2008 was towards our expansion projects across our copper, zinc and aluminum businesses, and for fiscal 2009, on our zinc, aluminum and commercial power generation businesses. We also used cash to meet ongoing maintenance capital expenditure requirements.
     In fiscal 2009, we spent Rs. 12,763 million ($250.9 million) on capital expenditures on HZL’s second hydrometallurgical zinc smelter and an additional captive power plant at Chanderiya, HZL’s construction of wind power plants and a project to increase the capacity of HZL’s Debari smelter from 80,000 tpa to 88,000 tpa through improvements in operational efficiencies. We also spent Rs. 18,612 million ($365.9 million) on Sterlite Energy’s construction of a thermal coal-based 2,400 MW power facility. In addition, we advanced Rs. 11,450 million ($225.1 million) to Vedanta Aluminium for its expansion projects, and Rs. 3,931 million ($77.3 million) to KCM. We used Rs. 36,923 million ($725.8 million) towards investing in short term investments. In fiscal 2008, we spent Rs. 13,536 million on capital expenditures, mainly on HZL’s second hydrometallurgical zinc smelter and an additional captive power plant at Chanderiya, HZL’s construction of wind power plants and an 88,000 tpa debottlenecking project at HZL. We also spent Rs. 8,040 million on Sterlite Energy’s construction of a thermal coal-based 2,400 MW power facility and invested Rs. 16,000 million in, and advanced Rs. 3,890 million to, Vedanta Aluminium for its expansion projects. In fiscal 2007, we spent Rs. 25,362 million on capital expenditures, mainly on our capacity expansion projects to add a second new zinc smelter and an additional 80 MW captive power plant at Chanderiya, HZL’s construction of wind power plants and Sterlite Energy’s construction of a thermal coal-based 2,400 MW power facility. We also realized Rs. 1,171 million from sale of property, plant and equipment, primarily from the sale of a property consisting of land and buildings in Mumbai for Rs. 1,000 million and Rs. 1,485 million from the sale of our aluminum conductor business. In addition, we paid Rs. 1,315 million to subscribe to a rights issue by Vedanta Aluminium to maintain our 29.5% ownership interest in that company.
Net Cash Provided by or Used in Financing Activities
     Net cash provided by financing activities was Rs. 7,986 million ($157.0 million) in fiscal 2009, primarily as a result of the net proceeds from long-term and short-term debts of Rs. 15,388 million ($302.5 million) which were partially offset by repayment of working capital loan of Rs. 3,588 million ($70.5 million) and payment of dividends of Rs. 3,812 million ($74.9 million). Net cash provided by financing activities was Rs. 76,582 million in fiscal 2008 primarily as a result of proceeds from the ADS offering, net of expense, of Rs. 80,506 million which were partially offset by net repayment of debt of Rs. 2,928 million and by the payment of dividends of Rs. 1,030 million. Net cash used in financing activities was Rs. 15,910 million in fiscal 2007 primarily as a result of a net repayment of debt of Rs. 11,451 million and by a payment of dividends of Rs. 4,450 million.

     Besides existing facilities, we had undrawn facilities in excess of Rs. 60,937 million ($1,197.9 million) available to us as of March 31, 2009.
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
     We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.
Outstanding Loans
     The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of March 31, 2009 were as follows:
Working Capital Loans
     We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2008 and March 31, 2009 were Rs. 6,119 million and Rs. 2,531 million ($49.8 million), respectively. The Rs. 2,531 million ($49.8 million) in working capital loans due as of March 31, 2009 consisted of Rs. 2,038 million ($40.1 million) under a US dollar denominated PCFC loan and Rs. 493 million ($9.7 million) under a cash credit facility. Interest on the PCFC facility is based on the London Inter-Bank Offer Rate, or LIBOR, plus 375 basis points. The working capital loans are secured against the inventories and trade accounts receivables.
Foreign Currency Loans
     We had a US dollar denominated unsecured term loan facility of $92.6 million, which was entered into in March 2006 to refinance our foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which was repaid in June 2007 and a Tranche B of $25.0 million which was repaid in September 2008. As per the loan agreement, in April 2006, we converted these loans into Japanese Yen loans amounting to Tranche A of Japanese Yen 8,012.6 million and Tranche B of Japanese Yen 2,862.5 million. The rate of interest payable under this facility was Japanese Yen LIBOR plus 44 basis points. The amount due under this facility as of March 31, 2009 was nil.
     We had an unsecured term loan facility of Japanese Yen 3,570 million and $19.7 million, which was entered into in September 2005 to refinance foreign currency borrowings made in August 2002. The entire loan has been repaid on or prior to March 31, 2009. The rate of interest payable on the Japanese Yen facility was Japanese Yen LIBOR plus 42 basis points and on the US dollar denominated facility is LIBOR plus 42 basis points. The balance under this facility as of March 31, 2008 and March 31, 2009 were Rs. 443 million and nil, respectively.
     In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $25 million from DBS Bank Ltd, arranged by DBS Bank Ltd, Mumbai Branch, to meet our capital expenditure requirement on projects. The rate of interest payable on this facility is LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount due under this facility as of March 31, 2009 was $25.0 million (Rs.1,271.8 million). This is an unsecured facility.

Term Loans
     As of March 31, 2009, we had seven term loans which consist of two term loans from ABN AMRO Bank N.V., or ABN AMRO, two term loans from the Industrial Development Bank of India, or IDBI, two term loans from ICICI Bank Limited, or ICICI Bank, and one term loan from the State Bank of India, or SBI.
     In September 2003 and August 2004, BALCO obtained two syndicated Indian Rupee fixed rate term loan facilities from ABN AMRO totaling Rs. 17,000 million to meet capital expenditure requirements of projects, of which Rs. 15,904 million has been drawn down at an average interest rate of 7.3% per annum. The weighted average interest rate on the loan outstanding is 8.4%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan of Rs. 10,000 million is repayable in 12 quarterly installments beginning in January 2007. An amount of Rs. 8,490 million was repaid under the first loan by March 31, 2009. The second loan of Rs. 7,000 million, of which Rs. 5,904 million has been drawn down, is repayable in eight quarterly installments commencing from May 2009 and as of September 12, 2008, Rs. 2,127 million of the second loan has been prepaid. As of March 31, 2009, we had repaid Rs. 10,617 million ($208.7 million) of these loans and the balance outstanding was Rs. 5,287 million ($103.9 million).
     Pursuant to the approval of the BIFR for the rehabilitation scheme of IFL in November 2008, we took over two loans aggregating Rs. 1,022.5 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among us, IFL and ICICI Bank. The first loan of Rs. 1,020 million, of which Rs. 772.5 million was transferred to us pursuant to the novation agreement, has an interest rate of 10% per annum and is repayable in 12 quarterly installments beginning from November 2008, of which Rs. 124 million was paid by March 31, 2009. The second loan of Rs. 250 million has an interest rate of 10% per annum and is repayable in 16 quarterly installments beginning from November 2008, of which Rs. 31 million was repaid by March 31, 2009. As of March 31, 2009, we had repaid Rs. 155 million ($3.0 million) of these loans, out of the total loan amount of Rs. 1,022.5 million, and the balance outstanding was Rs. 868 million ($17.1 million). These loans are unsecured.
     In September 2008, Sterlite Energy obtained an Indian Rupee fixed rate term loan from IDBI totaling Rs. 5,000 million. Sterlite Energy has not repaid this loan as it had entered into another Indian Rupee term loan facility with, among others, IDBI, on June 29, 2009 pursuant to which Sterlite Energy and IDBI agreed that all amounts drawn down by Sterlite Energy under this loan facility will be deemed to be a draw down under the new term loan facility from the initial draw down date of the new term loan facility. See “— Principal loans entered into by us and our subsidiaries after March 31, 2009.” The first draw down of Rs. 1,500 million was made in September 2008, has an interest rate of 12% per annum and is repayable in June 2009. The second draw down of Rs. 1,000 million was obtained in December 2008, had an interest rate of 12.75% per annum, which has been reset to 12.0% per annum with effect from March 11, 2009, and is repayable in December 2009. As of March 31, 2009, the balance due under the loans was Rs. 2,500 million ($49.1 million). These loans are unsecured.
     In January 2009, Sterlite Energy obtained another Indian Rupee fixed rate term loan facility of Rs. 5,000 million from the SBI, of which Rs. 2,000 million had been drawn down. The interest rate of the loan is 12.0% per annum. The purpose of the loan is to meet capital expenditure requirements on projects. As of March 31, 2009, the balance due under the loan was Rs. 2,000 million ($39.3 million). This is an unsecured loan.
Buyers’ Credit
     In fiscal 2009, Sterlite Energy had utilized extended credit terms relating to purchases of property, plant and equipment for our projects. As of March 31, 2009, the outstanding balance due was Rs. 11,451 million ($225.1 million). These loans bear interest at LIBOR plus 154 basis points. SBI has a lien of a fixed deposit of Rs. 1,950 million ($38.3 million) as security over this loan. The remaining balance of Rs. 9,453 million ($185.8 million) is unsecured.
     In fiscal 2009, BALCO had utilized buyers’ credit facility for meeting project expenditure requirements. As of March 31, 2009, the outstanding balance due under this facility was Rs. 1,260 million ($24.8 million). These loans bear interest at LIBOR plus 325 basis points. These are unsecured debts.
Non-Convertible Debentures
     In April 2003, we issued Rs. 1,000 million ($19.7 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million ($7.9 million), is due in April 2010 and Tranche B, in the amount of Rs. 600 million ($11.8 million), is due in April 2013. Interest payable on these debentures are linked to annualized Government of India security rates. The applicable interest rate is 9.25% per annum. These debentures are secured by certain of our immovable properties.
     In November 2008, BALCO issued Rs. 5,000 million ($98.3 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties and present and future tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures.
Principal loans entered into by us and our subsidiaries after March 31, 2009
     We and our subsidiaries have entered into the following principal loans after March 31, 2009:
•	On June 29, 2009, Sterlite Energy obtained an Indian Rupee term loan facility from a syndicate of banks, with SBI acting as facility agent, of Rs. 55,690 million ($1,094.8 million), to finance the cost of building a 2,400 MW thermal coal-based power facility at Jharsuguda in the State of Orissa at an interest rate of 11.5% per annum until June 28, 2010. Thereafter, the interest rate will be reset on a yearly basis to a rate that is 25 basis points below the State Bank of India Benchmark Advance Rate. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. The loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility. As of June 30, 2009, Sterlite Energy has not drawn down on the loan. All amounts drawn down by Sterlite Energy under the loan facilities granted by IDBI and SBI on September 2008 and January 2009, respectively, will be deemed to be a draw down under this loan facility from the initial draw down date of this facility.
•	On June 29, 2009, Sterlite Energy entered into US dollar denominated secured term loan facility of $140.0 million (Rs. 7,121.8 million) with India Infrastructure Finance Company (UK) Limited as lender and SBI as facility agent to finance the costs of purchasing machinery and equipment from overseas supplied in connection with the building of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The rate of interest payable under this facility is six-month LIBOR plus 5.35% per annum to be reset semi-annually. 60% of the loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility, 36% of the loan amount is repayable at the end of 12 years from June 29, 2009 in a single installment and the balance 4% of the outstanding loan is repayable in eight quarterly installments commencing from December 2022. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. As of June 30, 2009, Sterlite Energy has not drawn down on the loan.
     It is a condition precedent under the Rs. 55,690 million term loan and the $140.0 million term loan that Sterlite Energy obtains, among other things, certain corporate authorizations and clearances prior to the lenders thereto making available the facilities to Sterlite Energy. Sterlite Energy is in the process of obtaining these authorizations and clearances.

Export Obligations
     We have export obligations of Rs. 60,487 million ($1,189.1 million) over the next eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, the liability would be Rs. 8,417 million ($165.5 million), reduced in proportion to actual exports. Due to the remote likelihood of our being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our consolidated financial statements.
Guarantees
     As of March 31, 2009, we have given the following guarantees:
•	Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 879 million ($17.3 million) for import of goods including capital equipment at concessional rates of duty. We do not anticipate any liability on these guarantees.

•	Corporate guarantee of Rs. 21,000 million ($412.8 million) on behalf of Vedanta Aluminium for obtaining credit facilities. We also issued corporate guarantees totaling of Rs. 14,704 million ($289.1 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India and Rs. 134 million ($2.6 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. As of March 31, 2009, we determined that we have no liability on either of these corporate guarantees.

•	Bank guarantee of AUD 5.0 million (Rs. 175 million or $3.4 million) in favor of the Ministry for Economic Development, Energy and Resources of Australia as a security against rehabilitation liability on behalf of CMT. This guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($6.3 million). These liabilities are fully recognized in the consolidated financial statements. We do not anticipate any additional liability on this guarantee.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 100 million or $2.0 million) in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in our consolidated financial statements. We do not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 2,809 million ($55.2 million). These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business amounting to Rs. 2,047 million ($40.2 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 493 million ($9.7 million) for litigations, against provisional valuation and for other liabilities. We do not anticipate any liability on these guarantees.

•	Two irrevocable letters of credit of $50 million each in favor of Asarco, one of which we gave as a security deposit at the time of signing the previous agreement with Asarco on February 4, 2009 and the second of which we gave as an additional security deposit at the time of signing the current agreement with Asarco on March 6, 2009.
     Our outstanding guarantees cover obligations aggregating Rs. 47,160 million ($927.1 million) as of March 31, 2009, the liabilities for which have not been recorded in our consolidated financial statements.
     After March 31, 2009, we have given a third irrevocable letter of credit of $25 million in favor of Asarco on May 15, 2009 after the approval by the US Bankruptcy Court of the adequacy of the disclosure statement submitted by Asarco in support of the reorganization plan proposed by Asarco and sponsored by Sterlite USA.

Contractual Obligations
     The following table sets out our total future commitments to settle contractual obligations as of March 31, 2009:

	Payment Due by Period
	Total			Less than 1 Year			1-3 Years			3-5 Years			More than 5 Years
	(in millions)
Bank loans and borrowings	Rs.	34,586	$679.9	Rs.	20,202	$397.1	Rs.	9,688	$190.5	Rs.	—	$—	Rs.	4,696	$92.3
Capital commitments		67,607	1,329.0		39,211	770.8		28,391	558.1		5	0.1		—	—

Total	Rs.	102,193	$2,008.9	Rs.	59,413	$1,167.9	Rs.	38,079	$748.6	Rs.	5	$0.1	Rs.	4,696	$92.3

     Our total future commitments to settle contractual obligations as of March 31, 2009 were Rs. 102,193 million ($2,008.9 million), representing a Rs. 321 million ($6.3 million) increase as compared to our total future commitments to settle contractual obligations as of March 31, 2008.
     We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this annual report.
Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 55,577 million ($1,092.5 million) as of March 31, 2009. Details of our guarantees are set out in “— Guarantees.” Details of our capital expenditures and commitments and contingencies are as follows:
Capital Expenditures and Commitments
     Our principal financing requirements primarily include:
•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.
     The following table shows our capital expenditures spent in fiscal 2007, 2008 and 2009:

	For Year Ended March 31,
	2007	2008	2009
	(in millions)
Capital Expenditures	$588.4	$635.4	$808.1
     We had significant capital commitments as of March 31, 2009 amounting to Rs. 67,607 million ($1,329.0 million) related primarily to capacity expansion projects, including commitments amounting to Rs. 27,496 million ($540.5 million) for our new commercial power generation business. See “Item 4. Information on the Company — B. Business Overview — Our Business — Our Zinc Business — Projects and Developments” and “Item 4. Information on the Company — B. Business Overview — Our Business — Our Aluminum Business — Projects and Developments.”
     In response to the recent global economic conditions and a decline in commodity prices, we have reduced our planned capital expenditures by deferring some of our expansion projects and by reducing the costs of our ongoing projects.
Contingencies
     We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. The total claim related to these tax liabilities is Rs. 4,410 million ($86.7 million). We have evaluated these contingencies and estimate that it is probable that some of these claims may result in loss contingencies and hence have recorded Rs. 101 million ($2.0 million) as current liabilities as of March 31, 2009.

     The claims by third party claimants amounted to Rs. 4,807 million ($94.5 million) as of March 31, 2009. No liability has been recorded against these claims, based on our expectation that none of these claims will become our obligations. We intend to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the likelihood of these claims becoming our obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability in relation to litigation matters in the accompanying consolidated financial statements.
Recent Accounting Pronouncements
Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”
     In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. This Statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the standard did not have a material effect on our consolidated financial position or results of operation.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” or FSP 157-2. FSP 157-2 delays the effective date of SFAS 157 for non financial assets and non financial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We are currently evaluating the impact of SFAS 157 on our consolidated financial position and results of operation for items within the scope of FSP 157-2, which becomes effective beginning with our first quarter of 2010.
     In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value,” or FSP 157-4. FSP 157-4 defines when market activity declines. FSP 157-4 provides guidance on estimating fair value of an asset or liability when volume and level of activity significantly decreases and identifying transactions that are not orderly. We are currently evaluating the impact of SFAS 157-4 on our consolidated financial position and results of operation for items within the scope of FSP 157-4, which will become effective beginning with our first quarter of 2010.
SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities —Including an amendment of FASB Statement No. 115”
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. We have elected not to value any of our financials assets and liabilities other than those required by the Standard prior to SFAS 159.
SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS 160. SFAS 160 improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. Upon adoption of SFAS 160, minority interests shall be reported within shareholders’ equity.
SFAS No 141 (R), “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combination,” or SFAS 141(R). SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. Our management is currently evaluating the impact, if any, the adoption of SFAS 141(R) will have on our financial reporting and disclosures.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”
     In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,” or SFAS 161, which modifies and expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation and requires quantitative disclosures about fair value amounts and gains and losses on derivative instruments. It also requires disclosures about credit-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Our management is currently evaluating the impact, if any, the adoption of SFAS 161 will have on our financial reporting and disclosures.
FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”
     In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” or FAS 115-2 and FAS 124-2. The objective of an other-than-temporary impairment analysis under existing U.S. GAAP is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. We are currently evaluating the impact of FAS 115-2 and FAS 124-2 on our consolidated financial position and results of operation for items within the scope of FAS 115-2 and FAS 124-2 which becomes effective beginning with our first quarter of 2010.
FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”
     In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” or FAS 107-1 and APB 28-1. FAS 107-1 and APB 28-1 amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. We are currently evaluating the impact of FAS 107-1 and APB 28-1 on our consolidated financial position and results of operation for items within the scope of FAS 115-2 and FAS 124-2 which become effective beginning with our first quarter of 2010
FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”
     In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP 142-3. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for FAS 142’s entity-specific factors. FSP 142-3 is effective for us beginning April 1, 2009. We will be required to adopt this FSP prospectively for all assets acquired after April 1, 2009 and early adoption is prohibited. Its effects on future periods will depend on the nature and specific facts of assets acquired subject to FAS No. 142.
FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”
     In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” or FSP 132(R)-1. This guidance amends FAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require more detailed disclosures about the fair value measurements of employers’ plan assets including (a) investment policies and strategies; (b) major categories of plan assets; (c) information about valuation techniques and inputs to those techniques, including the fair value hierarchy classifications (as defined by FAS No. 157) of the major categories of plan assets; (d) the effects of fair value measurements using significant unobservable inputs (level 3) on changes in plan assets; and (e) significant concentrations of risk within plan assets. The disclosures required by the FSP is effective for us beginning April 1, 2009. This statement does not impact the consolidated financial results as it is disclosure-only in nature.
FSP SFAS 165, “Subsequent Events”
     In May 2009, the FASB issued FSP SFAS No. 165, “Subsequent Events,” or SFAS 165, which provides guidance on accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for fiscal years and interim periods ending after June 15, 2009. Our management is currently evaluating the impact, if any, the adoption of SFAS 165 will have on our financial reporting and disclosure.
FSP SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”
     In June 2009, FASB issued FSP SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” or SFAS 168. This guidance replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162. The FASB Accounting Standards Codification will be the source of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the FASB Accounting Standards Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the FASB Accounting Standards Codification will become non-authoritative. SFAS 168 is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. Once the FASB Accounting Standards Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS 162. The issuance of SFAS 168 (and the FASB Accounting Standards Codification) will not change US GAAP except for certain non-public non-governmental entities and accordingly, the adoption of SFAS 168 will not have any impact on our financial reporting and disclosures.
FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”
     In April 2009, the FASB issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP 141(R)-1, to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination under SFAS 141(R). Our management is currently evaluating the impact, if any, the adoption of FSP 141(R)-1 will have on our financial reporting and disclosures, which will become effective beginning with our first quarter of 2010.
Emerging Issues Task Force (“EITF”) 08-6, “Equity Method Investment Accounting Considerations”
     In November 2008, the FASB issued EITF 08-6, “Equity Method Investment Accounting Considerations,” or EITF 08-6, which clarifies the accounting for transactions such as Change in Level of Ownership or Degree of Influence and contingent consideration, and impairment considerations involving equity method investments. Our management is currently evaluating the impact, if any, the adoption of EITF 08-6 will have on our financial reporting and disclosures, which will become effective beginning with our first quarter of 2010.
EITF 08-7, “Accounting for Defensive Intangible Assets”
In November 2008, the FASB issued EITF 08-7, “Accounting for Defensive Intangible Assets,” or EITF 08-7, to clarify the accounting of acquired intangible assets in situations in which an entity does not intend to actively use the asset but intends to hold (lock up) the asset to prevent others from obtaining access to the asset (a defensive intangible asset), except for intangible assets that are used in research and development activities. Our management is currently evaluating the impact, if any, the adoption of EITF 08-7 will have on our financial reporting and disclosures, which will become effective beginning with our first quarter of 2010.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     Our board of directors consists of six directors.
     The following table sets forth the name, age (as of June 30, 2009) and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position
Directors
Anil Agarwal(1)	56	Non-Executive Chairman
Navin Agarwal(2)	48	Executive Vice-Chairman
Dindayal Jalan(2)(3)(4)(5)	52	Whole Time Director
Berjis Minoo Desai(4)(5)(6)(7)(8)	52	Non-Executive Director
Gautam Bhailal Doshi(1)(5)(7)(9)	56	Non-Executive Director
Sandeep H. Junnarkar(6)(7)(10)	57	Non-Executive Director
Executive Officers
Mahendra Singh Mehta	53	Group Chief Executive Officer
Rajagopal Kishore Kumar(11)	46	Chief Executive Officer, SIIL and Chief Executive Officer, Copper and Zinc Divisions
Vinod Bhandawat(12)	41	Chief Financial Officer
Tarun Jain(13)	49	Director of Finance
A. Thirunavukkarasu	48	Group Head of Corporate Human Resource
Dilip Golani	43	President and Group Head of Management Assurance
Other Significant Employees
Copper Business
Jeyakumar Janakaraj	38	Chief Executive Officer, CMT
Puneet Jagatramka	37	Chief Marketing Officer, Copper and Zinc Divisions
C.V. Krishnan	59	Head of Business Development, SIIL
Zinc Business
Akhilesh Joshi(2)	55	Chief Operating Officer and Whole Time Director, HZL
Shyam Lal Bajaj	55	Chief Financial Officer, HZL
Aluminum Business
Mansoor Siddiqi	55	Chief Executive Officer, Aluminum Division
V. Ramanathan	49	Chief Financial Officer, Aluminum Division
Pramod Suri(2)	51	Chief Executive Officer — Operations, Aluminum Division and Whole Time Director, BALCO
Gunjan Gupta(2)	42	Chief Executive Officer and Whole Time Director, BALCO
Power Business
Pankaj Khanna	43	Executive Director — Jharsuguda

Notes:

(1)	Member of the Remuneration Committee.

(2)	A “Whole Time Director” is a director who is employed full-time in rendering services to the management of the company with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies. In addition to Messrs. Dindayal Jalan, Akhilesh Joshi and Gunjan Gupta, Mr. Navin Agarwal is also considered to be a Whole Time Director.

(3)	Appointed as a Whole Time Director with effect from December 24, 2008. In addition, Mr. Jalan was our Chief Financial Officer prior to June 15, 2009.

(4)	Member of the Shareholders’ and Investors’ Grievance Committee.

(5)	Member of the Share and Debenture Transfer Committee.

(6)	Member of the Audit Committee.

(7)	Independent director.

(8)	Chairman of the Remuneration Committee.

(9)	Chairman of the Audit Committee.

(10)	Chairman of the Shareholders’ and Investors’ Grievance Committee.

(11)	Appointed as Chief Executive Officer of SIIL with effect from October 1, 2008.

(12)	Appointed as our Chief Financial Officer with effect from June 15, 2009.

(13)	Resigned as Whole Time Director with effect from March 31, 2009, following which he is no longer a director of our company. However, he remains an executive officer of the company as our Director of Finance.
Directors
     Anil Agarwal, who founded the Vedanta group in 1976, is our Non-Executive Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is based in the United Kingdom. In addition to his role as Non-Executive Chairman, Mr. Agarwal is also the executive chairman of Vedanta and a director of BALCO, STL, SOVL, Sterlite Energy, Vedanta Aluminium, CMT, TCM, VRHL, Vedanta Resources Investment Limited, Finsider International Company Limited and Sterlite Paper Limited, or SPL. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004. Mr. Agarwal was also the chief executive officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 33 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and the brother of Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

     Navin Agarwal is our Executive Vice-Chairman and was appointed to our board of directors in August 2003. Mr. Agarwal is based in Mumbai, India. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of our organization. Mr. Agarwal joined our company at its inception. In addition to his role as Executive Vice-Chairman, Mr. Agarwal is also the chairman of KCM and MALCO, the deputy executive chairman of Vedanta and a director of BALCO, HZL, Vedanta Aluminium, SPL, Sterlite Iron & Steel Company Limited, Sterlite Infrastructure Private Limited, Sterlite Infrastructure Holdings Private Limited, Sterlite Energy and Finsider International Company Limited. As between these various positions, Mr. Agarwal is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Agarwal has over 20 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management Program at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.
     Dindayal Jalan is our Whole Time Director. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our chief financial officer (metals). He was appointed as our chief financial officer in March 2003 and held that position until June 2009. Mr. Jalan has been the chief financial officer of Vedanta since October 2005. Mr. Jalan is also a director of SOVL, Vedanta Resources Finance Limited, Vedanta Resources Finance Cyprus Limited, Vedanta Resources Jersey Ltd., TCM, CMT and TSPL. Mr. Jalan has over 30 years of experience working in various companies in the engineering, mining and non-ferrous metals industries. Mr. Jalan received a Bachelor of Commerce from Gorakhpur University, India and is a member of the Institute of Chartered Accountants of India.
     Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is based in Mumbai, India. Mr. Desai is a solicitor and has been the managing partner of Messrs J. Sagar Associates since April 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge, UK. Mr. Desai is also a director of several companies including The Great Eastern Shipping Company Limited, NOCIL Limited, Praj Industries Limited, Emcure Pharmaceuticals Limited, Greatship (India) Limited, Centrum Capital Limited and Deepak Nitrate Limited. The business address of Mr. Desai is Vakil’s House, 18 Sprott Road, Ballard Estate, Mumbai, Maharashtra 400001, India.
      Gautam Bhailal Doshi is our Non-Executive Director and was appointed to our board of directors in December 2001. Mr. Doshi is based in Mumbai, India. Mr. Doshi is a chartered accountant. Since August 2005, he has been the group managing director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has more than 25 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Doshi is also a director of Adlabs Films Limited, Piramal Life Sciences Limited, Reliance Anil Dhirubhai Ambani Group Limited, Reliance Big TV Limited, Reliance Communications Infrastructure Limited, Reliance Life Insurance Company Limited, Reliance Telecom Limited, Sonata Investments Limited, Connect Capital Private Limited, Nahata Film Infotain Private Limited, Reliance Homes Finance Private Limited and Telecom Infrastructure Finance Private Limited. The business address of Mr. Doshi is Reliance Centre, 3rd Floor, 19 Walchand Hirachand Marg, Ballard Estate, Mumbai, Maharashtra 400038, India.
     Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is based in Mumbai, India. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, as amended, or FEMA, and the Securities Contracts (Regulation) Act, 1956, or the SCRA. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director of Everest Industries Limited, Excel Crop Care Limited, IL&FS Infrastructure Development Corpn. Ltd., Jai Corp. Ltd, Jai Realty Ventures Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Reliance Ports and Terminals Limited, Reliance Utilities Limited and Sunshield Chemicals Limited. The business address of Mr. Junnarkar is 311/312 Embassy Centre, Nariman Point, Mumbai, Maharashtra 400021 India.
Executive Officers
     Mahendra Singh Mehta is our Group Chief Executive Officer. Mr. Mehta joined our group in April 2000 and held various leadership positions within our group, including as the chief executive officer and director of HZL and as our commercial director for base metals. Prior to joining our group, Mr. Mehta worked with Lloyds Steel Industries Ltd where he handled a wide portfolio of responsibilities, including marketing, procurement, working capital finance and projects. Mr. Mehta is also the chief executive officer of Vedanta and was appointed as a director of Vedanta in October 2008. In addition, he is a director of HZL and TSPL. Mr. Mehta has a Bachelor of Mechanical Engineering from MBM Engineering College, Jodhpur, and a Master of Business Administration from the Indian Institute of Management, Ahmedabad.
     Rajagopal Kishore Kumar is the Chief Executive Officer of SIIL and the Chief Executive Officer of our Copper and Zinc Divisions. He has been responsible for the overall management of our copper and zinc businesses since December 2006 and October 2008, respectively, and was appointed as the Chief Executive Officer of our consolidated group of companies in October 2008. Mr. Kumar joined our company in April 2003 as vice president of marketing for HZL and became senior vice president of marketing for our Copper Division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our company, Mr. Kumar was employed by Hindustan Lever Ltd for 12 years. Mr. Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.

     Vinod Bhandawat is our Chief Financial Officer. Mr. Bhandawat joined the Vedanta group in 1998 and has held various positions, including acting as the chief financial officer of KCM from December 2005 to May 2009. He was appointed as our Chief Financial Officer in June 2009. Prior to joining the Vedanta group, Mr. Bhandawat was employed in various positions by companies with operations in India, including holding the positions of manager — accounts with Century Enka Ltd. and business controller with ABB Ltd. (formally Asea Brown Boveri). Mr. Bhandawat has a Bachelor of Commerce from Calcutta University and is a member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.
     Tarun Jain is our Director of Finance. Mr. Jain joined Sterlite in 1984 and has over 25 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including finance and accounting, legal and regulatory compliance and risk management. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of Sterlite USA, BALCO, Vedanta Aluminium, SOVL, and Twin Star.
     A. Thirunavukkarasu is our Group Head of Corporate Human Resources. Mr. Thirunavukkarasu is responsible for the strategic and operational aspects of human resources. He joined our company in April 2004. Mr. Thirunavukkarasu was SIIL’s general manager of human resources and subsequently became the senior vice president of human resources for our Copper Division until July 2007 when he became our Group Head of Corporate Human Resources. Prior to that, Mr. Thirunavukkarasu has held various positions in the human resources departments of several companies including Hindustan Levers Limited, English Electric Co. of India Ltd. and TVS Electronics Limited. Mr. Thirunavukkarasu has a Master in Social Work from Loyola College, Chennai.
     Dilip Golani is our President and Group Head of Management Assurance. Mr. Golani joined our company in 2000 as the head of our management assurance department before becoming the head of our performance improvement department from August 2004 to August 2005. From September to December 2005, Mr. Golani was also appointed as the head of marketing for HZL and subsequently, in December 2005, he took up the position as head of management assurance for HZL. [Prior to joining our company in April 2000, Mr. Dilip was working with Unilever. He was member of the Unilever corporate audit team responsible for auditing the Unilever group companies in Central Asia, Middle East and Africa regions. Mr. Dilip was also responsible for managing operations and marketing functions for one of the export businesses of Hindustan Unilever Limited.] Mr. Dilip has over 21 years experience and has worked with organizations such as Ranbaxy Laboratories Limited and Union Carbide India Limited. Mr. Golani has a Bachelor of Engineering from Motilal National Institute of Technology, Allahabad and a Post-Graduate Diploma in Industrial Engineering from the National Institute of Industrial Engineering.
Other Significant Employees
     Copper Business
     Jeyakumar Janakaraj is the Chief Executive Officer of CMT. Mr. Janakaraj joined our group in September 1995 as a mechanical engineer in our copper division at Tuticorin. He subsequently joined HZL as a senior manager in July 2002 and worked in various capacities, including as head of projects for HZL’s mines and smelters. Prior to joining our group, Mr. Janakaraj was with Essar Steel from 1992 to 1995 as a junior engineer. In September 2006, Mr. Janakaraj was awarded a Gold Medal by the Indian Institute of Metals, Kolkatta, for his significant contributions to the non-ferrous metallurgical industry. Mr. Janakaraj is also a director of operations for KCM. Mr. Janakaraj has a Bachelor of Mechanical Engineering from the PSG College of Technology, Bharathiar University, Coimbatore.
     Puneet Jagatramka is the Chief Marketing Officer of our Copper and Zinc Divisions and is responsible for marketing our copper, zinc, lead and silver metal products, as well as copper concentrate procurement. Mr. Jagatramka joined our group in December 1997 and has held various leadership positions within our group in the areas of marketing and procurement. Prior to that, he was at EL-O-Matic (India) Pvt Ltd, part of the Poonawalla Group, as a purchase engineer. Mr. Jagatramka has a Bachelor of Mechanical Engineering from Bhilai Institute of Technology, Bhilai, and a Post-Graduate Diploma in Management from the Symbiosis Centre for Management and Human Resource Development, Pune.
     C.V. Krishnan is the Head of Business Development of SIIL. Prior to that, he was the managing director of our Power Division and has been responsible for the overall management and development of our commercial power generation business since October 2006. Prior to that, Mr. Krishnan was the chief executive officer and managing director of KCM. Mr. Krishnan was responsible for KCM’s copper business in Zambia from February 2005 to October 2006. From October 2003 to January 2005, Mr. Krishnan was chief executive officer for Shankar Netralaya Medical Research Foundation, Chennai, a non-governmental organization and non-profit trust hospital. Prior to that, he was our chief executive officer, metals, from October 2001 to October 2003. Mr. Krishnan was a director of our company and of HZL from October 2001 to February 2005. Mr. Krishnan has been a director of KCM since February 2005. Prior to joining our company in May 1999, he was the chief executive officer and managing director of Essar Power Limited. Mr. Krishnan has over 30 years of work experience and has held senior positions in Larsen & Toubro Limited, A.F. Ferguson & Co., Shriram Fertilizers & Chemicals Limited and E.I.D Parry Limited. Mr. Krishnan has a Bachelor of Technology from the Indian Institute of Technology, Chennai and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.
     Zinc Business
     Akhilesh Joshi is the Chief Operating Officer and Whole Time Director of HZL. He joined HZL in 1976 as an assistant engineering for mining and worked in various capacities at both underground and opencast mines of HZL. Mr. Joshi became the general manager of HZL when HZL became a part of the Vedanta group. He has also served as the unit head — RAM and became senior vice president (mines) in April 2008. Mr. Joshi played a significant role in the expansion projects for the Rampura Agucha mine and is in charge of the mining activities at HZL. Mr. Joshi has a Bachelor of Engineering (Mining) from M.B.M. Engineering College, Jodhpur.
     Shyam Lal Bajaj is the Chief Financial Officer of HZL and is responsible for its finance and accounting functions and its information technology, legal, insurance, compliance and treasury departments. Mr. Bajaj joined our group in June 1995 as general manager of SIIL. Prior to his present appointment in December 2005, he was the chief financial officer of Sterlite Optical and Technologies Limited. Prior to that, Mr. Bajaj held various positions at S.S. Kothari & Co., SAE (India) Limited and most recently, as the deputy general manager of MP Iron Steel Co., a unit of Hindurstan Development Corporation Limited. Mr. Bajaj is a member of the Institute of Chartered Accountants of India.
     Aluminum Business
     Mansoor Siddiqi is the Chief Executive Officer of our Aluminum Division and is responsible for the overall management of our aluminum business. Mr. Siddiqi joined our group in 1991. Prior to his present appointment, he was the director of projects for our group and was in charge of managing our expansion projects in our aluminum business. Prior to joining our group, Mr. Siddiqi worked at Hindustan Copper Limited and has 28 years of experience in various areas of operations and project management. Mr. Siddiqi has a Bachelor of Technology from the Indian Institute of Technology, Delhi, and a Diploma in Management from the All India Management Association, Delhi.
     V. Ramanathan is the Chief Financial Officer of our Aluminum Division and is responsible for the finance and accounting functions at BALCO and our associated company, Vedanta Aluminium, including management assurance, legal and compliance and corporate secretarial. Mr. Ramanathan joined our group in 1992. Prior to that, he was with Combiatore Agro Industries Ltd and Malabar Building Ltd. Mr. Ramanathan has a Bachelor of Science from the Madras University and is a member of the Institute of Chartered Accountants of India.

     Pramod Suri is the Chief Executive Officer — Operations of our Aluminum Division and Whole Time Director of BALCO. He is responsible for the overall operations of BALCO and Vedanta Aluminium. Prior to that, from 2004, Mr. Suri was the senior vice president of operations and head of BALCO’s 245,000 tpa aluminum smelter at Korba. Prior to joining our group in March 2004, Mr. Suri held various positions at the Indian Aluminum Company Limited, CEAT Ltd and Goodyear South Asia Tyres Pvt Ltd. Mr Suri has a Master of Chemistry from the Indian Institute of Technology, Delhi.
     Gunjan Gupta is the Chief Executive Officer and Whole Time Director of BALCO. Mr. Gupta joined BALCO in 2005 and served as the vice president of marketing and the business head for the 245,000 tpa smelter complex at Korba. He became chief executive officer of BALCO in March 2008 before becoming our Chief Executive Officer and Whole Time Director of BALCO in October 2008. Mr. Gupta has worked in various positions including business development, sales and business process re-engineering at Tata Steel and Arcelor Mittal. Mr. Gupta worked in the sales and marketing division of Tata Steel from 1990 to 1999. From 1999 to 2002, he joined SIIL in the sales and marketing division and became the head of copper marketing. During the period from 2002 to 2003, Mr. Gupta joined BALCO and MALCO in the aluminum sales and marketing division. Mr. Gupta joined Arcelor Mittal Steel in the sales and marketing division and he has worked with the Arcelor Mittal Group from 2003 to 2006. He has served as director of global sales and long steel products in several central and eastern European plants, including in the Czech Republic, Poland, Romania, Bosnia and Herzegovina. Mr. Gupta has a Bachelor of Chemical Engineering from the Indian Institute of Technology, Roorkee and a Master of Business Administration from the Faculty of Management Studies, Delhi.
     Power Business
     Pankaj Khanna is the Executive Director — Jharsuguda and is responsible for projects implementation and the operations of Sterlite Energy at Jharsuguda. Prior to his present appointment in April 2009, he was the chief operating officer of Vedanta Aluminium. Mr. Khanna joined the Vedanta group in 2001 as chief project manager of Sterlite Technologies Limited. Prior to that, he worked at Samtel Color Ltd for 12 years as its divisional manager. Mr. Khanna has a Bachelor of Mechanical Engineering from the Indian Institute of Technology, Kanpur
B. Compensation
Compensation of Directors and Executive Officers
     The aggregate compensation we paid our executive directors and executive officers for fiscal 2009 was Rs. 220 million ($4.3 million), which includes Rs. 180 million ($3.5 million) paid towards salary, bonuses, allowances and non-cash payments, Rs. 26 million ($0.5 million) paid by us to Vedanta for the fair value of share options granted to our executive directors and executive officers under the Vedanta LTIP, and Rs. 14 million ($0.3 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive during fiscal 2009 was Rs. 72 million ($1.4 million) (of which Rs. 59 million ($1.2 million) comprised salary, bonuses and allowances, Rs. 7 million ($0.1 million) comprised payment by us to Vedanta for the fair value of share options granted under the Vedanta LTIP, and Rs. 6 million ($0.1 million) comprised benefits such as contribution to the provident fund and superannuation fund.
     The following table sets forth the compensation paid to our directors and executive officers in fiscal 2009, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

	Salary, Bonuses,		Fair Value of Share		Contribution to
	Allowances and		Options granted under		Provident and
Name	Perquisites		the Vedanta LTIP		Superannuation Funds
	(in million)
Navin Agarwal	Rs.	59.09	Rs.	6.57	Rs.	6.08
Kuldip Kumar Kaura (1)		38.18		4.63		1.16
Dindayal Jalan		13.58		2.89		1.10
Mahendra Singh Mehta		14.19		2.89		0.93
Rajagopal Kishore Kumar(3)		10.20		1.80		0.88
Tarun Jain (2)		28.95		4.63		2.76
A. Thirunavukkarasu		6.76		1.35		0.37
Dilip Golani		9.29		1.66		0.51

Notes:

(1)	Mr. Kuldip Kumar Kaura ceased to be our Managing Director and Chief Executive Officer effective October 1, 2008 on the expiration of his employment contract. Mr. Rajagopal Kishore Kumar is our new Chief Executive Officer.

(2)	Resigned as Whole Time Director with effect from March 31, 2009, following which he is no longer a director of our company. However, he remains an executive officer of the company as our Director of Finance.

(3)	Appointed as Chief Executive Officer of SIIL with effect from October 1, 2008.
     The aggregate compensation paid or payable to our non-executive directors for fiscal 2009 was Rs. 5 million ($0.1 million), which comprised Rs. 1 million in sitting fees and Rs. 4 million ($0.1 million) in commissions.
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
Outstanding Awards or Options
     As of March 31, 2009, our directors and executive officers as a group held awards vested under the Vedanta LTIP to acquire an aggregate of 240,500 ordinary shares of Vedanta representing approximately 0.1% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “— Vedanta Long-Term Incentive Plan.”
Employee Benefit Plans
     We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2009, the total amount set aside by us to provide pension, retirement or similar benefits was Rs. 711 million ($14.0 million).

Provident Fund
     In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate Rs. 249 million, Rs. 277 million and Rs. 286 million ($5.6 million) in fiscal 2007, 2008 and 2009, respectively.
Gratuity
     In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. Our gratuity plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the employee’s salary and length of service with us. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by LIC and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 576 million, Rs. 614 million and Rs. 668 million ($13.1 million) in fiscal 2007, 2008 and 2009, respectively.
Superannuation Fund
     It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 8 million, Rs. 18 million and Rs. 19 million ($0.4 million) in fiscal 2007, 2008 and 2009, respectively.
Compensated Absence
     Our liability for compensated absences is determined on an actual basis for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 338 million, Rs. 615 million and Rs. 729 million ($14.3 million) in fiscal 2007, 2008 and 2009, respectively.
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
     During fiscal 2009, options to acquire 240,500 Vedanta ordinary shares under the Vedanta LTIP vested to our directors and executive officers. Of these, options to acquire 150,400 and 90,100 Vedanta ordinary shares were granted on February 1, 2006 and November 15, 2007, respectively, with an exercise price of $0.10 per ordinary share.
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
C. Board Practices
Composition of the Board
     Our board of directors currently consists of six directors. Three of our six directors, namely, Mr. Berjis Minoo Desai, Mr. Gautam Bhailal Doshi and Mr. Sandeep H. Junnarkar, satisfy the “independence” requirements of the NYSE rules.
     Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders. Mr. Navin Agarwal, Mr. Tarun Jain and Mr. Dindayal Jalan have entered into service contracts with us which will expire on July 31, 2013, November 23, 2009 and December 23, 2010, respectively. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of. None of their service contracts provide for benefits upon termination of their employment.
     Under the service contracts, each of Messrs. Agarwal, Jain and Jalan is entitled to be paid a basic salary, performance incentives to be determined by our board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. The basic salaries of Messrs. Agarwal, Jain and Jalan in fiscal 2009 were Rs. 1.9 million ($0.04 million), Rs. 0.9 million ($0.02 million) and Rs. 0.3 million ($0.01 million) per month, respectively. In addition, Mr. Agarwal is entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our board of directors, subject to a maximum allowable under Indian law. Each of Messrs. Kaura, Jalan and Jain is entitled to receive a bonus equal to 20% of his respective basic salary. Mr.  Tarun Jain resigned as our Whole Time Director with effect from March 31, 2009.

     Mr. Kuldip Kumar Kaura, our Managing Director and Chief Executive Officer until October 1, 2008, had also entered into a service contract with us which expired on September 30, 2008. That service contract had terms like those described generally above for Messrs. Agarwal, Jain and Jalan. The basic salary of Mr. Kaura in fiscal 2009 was Rs. 0.7 million ($0.01 million). Mr. Kaura was entitled to receive a bonus equal to 20% of his basic salary. Mr. Kaura was also entitled to a special completion bonus based on his performance at the end of the term of his service contract, subject to a maximum allowable under Indian law. At the completion of his service contract, Mr. Kaura received a special completion bonus of Rs. 12.5 million.
     The rest of our directors have no fixed term of office and they serve as directors on our board of directors until their resignation or removal from office by a resolution of our shareholders, until they cease to be directors by virtue of the provision of law or they are disqualified by law or our articles of association from being directors.
Committees of the Board
     Our equity shares are currently listed and traded on the NSE and the BSE, and our ADSs are currently listed and traded on the NYSE. In addition to compliance with the NYSE corporate governance rules applicable to us as a foreign private issuer, we maintain our corporate governance arrangements in accordance with Indian regulations for companies listed on the NSE and the BSE. In particular, we have established an audit committee and a remuneration committee in accordance with Indian corporate governance requirements.
     Our board of directors currently has an audit committee, a remuneration committee and a shareholders’ and investors’ grievance committee, which have the composition and general responsibilities described below.
     Audit Committee
     The audit committee consists of three directors: Mr. Gautam Bhailal Doshi (Chairman), Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi and Junnarkar satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 as amended, or the Exchange Act and the NYSE rules. The principal duties and responsibilities of our audit committee are as follows:
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
     The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Gautam Doshi serves as our audit committee financial expert within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.
     The audit committee held six meetings in fiscal 2009.
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
     The remuneration committee held three meetings in fiscal 2009.
     Share and Debenture Transfer Committee
     The share and debenture transfer committee consists of three directors: Mr. Dindayal Jalan, Mr. Gautam Bhailai Doshi and Mr. Berjis Minoo Desai. Two of the three directors on our share and debenture transfer committee are independent directors, namely, Mr. Gautam Bhailai Doshi and Mr. Berjis Minoo Desai. The principal duties and responsibilities of this committee are to approve transfers of shares or debentures and to consider stock splits and consolidation requests received from our shareholders.
     The share and debenture transfer committee held 22 meetings in fiscal 2009.

     Shareholders’ and Investors’ Grievance Committee
     The shareholders’ and investors’ grievance committee consists of three directors: Mr. Sandeep H. Junnarkar (Chairman), Mr. Berjis Minoo Desai and Mr. Dindayal Jalan. Mr. Dindayal Jalan was appointed as a member of the shareholders’ and investors’ grievance committee effective April 27, 2009. Two of three directors on our shareholders’ and investors’ grievance committee are independent directors, namely, Messrs. Junnarkar and Desai. The principal duties and responsibilities of this committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors.
     The shareholders’ and investors’ grievance committee held three meetings in fiscal 2009.
D. Employees
     See “Item 4. Information on the Company — B. Business Overview — Our Business — Employees.”
E. Share Ownership for Directors and Executive Officers
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2009 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of June 30, 2009 are based on an aggregate of 708,494,411 equity shares outstanding as of that date.

Equity Shares Beneficially Owned
Name	Number	Percent
Anil Agarwal(1)	436,919,733	61.7%
Navin Agarwal	—	—
Kuldip Kumar Kaura(2)	—	—
Tarun Jain(3)	—	—
Dindayal Jalan(4)	—	—
Dwarka Prasad Agarwal(3)	—	—
Berjis Minoo Desai	—	—
Gautam Bhailal Doshi	—	—
Sandeep H. Junnarkar	18,000	*
Ishwarlal Patwari(5)	—	—
Mahendra Singh Mehta	250	*
Rajagopal Kishore Kumar(6)	—	—
Vinod Bhandawat(7)	—	—
A. Thirunavukkarasu	—	—
Dilip Golani	250	*

All our directors and executive officers as a group (15 persons)	436,938,233	61.7%

Notes:

*	Represents beneficial ownership of less than 1.0%.

(1)	Consists of 436,919,733 equity shares beneficially owned by Vedanta. Volcan owns 59.4% of the issued ordinary share capital of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “ Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Parties — Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

(2)	Mr. Kuldip Kumar Kaura, ceased to be our Managing Director and Chief Executive Officer effective October 1, 2008, on the expiry of his employment contract. Mr. Rajagopal Kishore Kumar is our new Chief Executive Officer.

(3)	Resigned as Whole Time Director effective March 31, 2009, following which he is no longer a director of the Company. However, he remains an executive officer of the company as our Director of Finance.

(4)	Appointed as Whole Time Director effective December 24, 2008.

(5)	Mr. Ishwarlal Patwari passed away and ceased be a director of the Company on July 8, 2008.

(6)	Appointed as Chief Executive Officer of SIIL with effect from October 1, 2008.

(7)	Appointed as Chief Financial Officer with effect from June 15, 2009.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information regarding beneficial ownership of our equity shares as of June 30, 2009 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 708,494,411 equity shares outstanding as of that date.
     Beneficial ownership is determined in accordance with the SEC rules and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Equity shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
Vedanta Resources plc(1)	436,919,733	61.7%

Note:

(1)	Vedanta has beneficial ownership of 436,919,733 equity shares, consisting of 411,306,333 equity shares held by Twin Star and 25,613,400 equity shares held by MALCO. Twin Star is the owner of 93.6% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, our shares beneficially owned by MALCO are also deemed to be beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta; accordingly, our shares beneficially owned by Twin Star may be regarded as being beneficially owned by VRHL and Vedanta. Volcan owns 59.4% of the issued ordinary share capital of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that may be beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See“— B. Related Party Transactions — Related Parties — Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.
     As of June 30, 2009, there were approximately 102,782 holders of our equity shares of which 64 have registered addresses in the United States. As of the same date, 66,802,214 of our ADSs representing 66,802,214 equity shares, representing 9.4% of our outstanding equity shares, were held by a total of 12 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.
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
Related Parties
Volcan and the Agarwal Family
     Volcan owns 59.4% of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, is the protector of the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “— Vedanta.” Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, also have a controlling interest in STL, a publicly listed company in India which was spun-off from the Vedanta group in July 2000, except for nominal interests in STL held by MALCO and us.

Vedanta
     As of June 30, 2009, Vedanta had beneficial ownership of 436,919,733 of our equity shares, including 411,306,333 equity shares (58.1%) held by Twin Star and 25,613,400 equity shares (3.6%) held by MALCO. Twin Star is the owner of 93.6% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, the shares beneficially owned by MALCO are also beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta. As a result, Vedanta is the beneficial owner of 61.7% of our equity shares.
     Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and its direct and indirect shareholders, and their respective associates, or the Volcan Parties, as required by the listing rules of the Financial Services Authority of the United Kingdom, or FSA, and to ensure that transactions and relationships, including all matters that are the subject of the shared services agreement (as described below) with the Volcan Parties are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the FSA or if Vedanta is de-listed from the LSE. In addition, the relationship agreement will terminate in respect of Onclave and Mr. Anil Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the FSA is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of, 30% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.
     Under the relationship agreement:
•	The parties agree to ensure that Vedanta is capable, at all times, of carrying on its business independently of the Volcan Parties as required by the listing rules of the FSA;

•	Vedanta’s board of directors and nominations committee and any other committee of Vedanta’s board of directors (other than the audit committee or the remuneration committee or any committee which may be established by the board of directors in connection with a specific transaction, the constitution of which is approved by the board of directors) to which significant powers, authorities or discretions are delegated shall at all times comprise a majority of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Vedanta’s remuneration committee and audit committee shall at all times consist only of non-executive directors;

•	Volcan is entitled to nominate for appointment to the board of directors of Vedanta such number of persons as is one less than the number of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Neither Mr. Anil Agarwal nor any non-independent directors shall be permitted, unless the independent directors agree otherwise, to vote on any resolutions of Vedanta’s board of directors or of a committee of the board to approve the entry into, variation, amendment, novation or abrogation or enforcement of any contract, arrangement or transaction with any of the Volcan Parties;

•	Volcan shall not exercise voting rights attaching to its shares in Vedanta or any resolution to approve the entry into, variation, amendment, novation or abrogation of any transactions or arrangements between Vedanta and the Volcan Parties;

•	The Volcan Parties represented and warranted to Vedanta that at the time of the execution of the relationship agreement they did not own, directly or indirectly, any interests in the smelting, refining, mining or sale of any base metals or mineral otherwise than through Vedanta or any member of the Vedanta group;

•	The Volcan Parties agreed to, directly or indirectly, acquire or otherwise invest in any company, business, business operation or other enterprise which engages in the smelting, refining or mining of base metals or minerals only through Vedanta or other member of the Vedanta group. However, this agreement does not prevent, restrict or limit:

•	the acquisition or ownership by the Volcan Parties of not more than 5% in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; or

•	the acquisition or ownership, directly or indirectly, by the Volcan Parties of any interest in, a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of Vedanta group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to $50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party (i) is not an officer or director of a Vedanta group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favorable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta group should not make the acquisition; and
•	Transactions and relationships between Vedanta and the Volcan Parties must be conducted at arm’s length and on a normal commercial basis, including those to be provided under the shared services agreement.
Related Transactions
Shared Services Agreement — STL, Sterlite Gold Limited, Vedanta and Sterlite
     We entered into a shared services agreement dated December 5, 2003 with STL, Sterlite Gold Limited, or Sterlite Gold, which was an affiliated company at that time, and Vedanta as part of Vedanta’s listing on the LSE in December 2003. Under this agreement, we and Vedanta agreed to continue to provide STL and Sterlite Gold with certain advisory services on an ongoing basis consisting primarily of access to certain of the directors, officers and employees of the Vedanta group. In fiscal 2007, 2008 and 2009, we received Rs. 450,933, Rs. 730,770 and Rs. 36,210 ($711.8) from STL, respectively, under the shared services agreement. In fiscal 2007, we received Rs. 392,205 from Sterlite Gold under the shared services agreement. We did not receive any amount from Sterlite Gold in fiscal 2008. On September 27, 2007, Vedanta sold its entire interest in Sterlite Gold to an unaffiliated third party, and as of such date Sterlite Gold ceased to be an affiliated company of ours.
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
Representative Office Agreement — Vedanta and Sterlite
     We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $2.0 million (Rs. 101.7 million) per year to Vedanta. This agreement was effective until March 31, 2009 and we are currently in discussions with Vedanta regarding the renewal of this agreement.
Consultancy Agreement — Vedanta and Sterlite
     We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable, though this agreement was not negotiated on an arm’s length basis. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40%, is $3.0 million (Rs. 152.6 million) per year. This agreement was effective from April 1, 2004 to March 1, 2009, and we are currently in discussions with Vedanta regarding the renewal of this agreement.
Sale of Aluminum Conductor Business — Sterlite and STL
     On August 30, 2006, we entered into an agreement to sell our aluminum conductor business, also known as our power transmission line division, as a going concern on an “as is where is basis,” subject to existing encumbrances and charges and together with the power transmission line division’s assets, debts, and liabilities, to STL for a consideration of Rs. 1,485 million ($29.2 million). The terms of this transaction were negotiated between us and STL on an arm’s length basis, with an independent appraiser hired to establish the sale price. Under the terms of the agreement, we may not carry on or engage, directly or indirectly, in any business which competes with any part of the power transmission line division business for a period of five years from the completion of the sale. The sale of this non-core business was approved by our shareholders on September 30, 2006.
Issuance of Equity Shares by Vedanta Aluminium — Sterlite, Twin Star and Vedanta Aluminium
     Prior to March 2005, Vedanta Aluminium was a wholly-owned subsidiary of ours that was part of our consolidated group of companies. In March 2005, Vedanta Aluminium issued equity shares to Twin Star in exchange for consideration of Rs. 4,421 million from Twin Star. As a result of this sale of equity shares by Vedanta Aluminium, Twin Star acquired a 70.5% ownership interest in Vedanta Aluminium and we ceased to consolidate Vedanta Aluminium in our consolidated financial statements. The terms of this sale were negotiated between Vedanta Aluminium and Twin Star on an arm’s length basis, with an independent appraiser hired to establish the sale price. During fiscal 2007, Vedanta Aluminium issued to us 1,133,737 equity shares of par value Rs. 10 per equity share for cash at a price of Rs. 1,160 per equity share on a rights basis. Accordingly, we paid a sum of Rs. 1,315 million ($25.9 million). We subscribed for our full proportionate share so as to maintain our shareholding in Vedanta Aluminium at 29.5%.
Issuance of Debentures by Vedanta Aluminium — Sterlite and Vedanta Aluminium
     In fiscal 2008, pursuant to two memoranda of understanding entered into between Vedanta Aluminium and us on August 29, 2007 and December 23, 2007, Vedanta Aluminium issued to us 1.6 billion zero per cent optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 16,000 million ($314.5 million). The debentures are convertible in full or in part into equity shares at such premium as may be determined by a merchant banker or any other expert agency in the field based on fair value at any time within five years from the date of allotment unless we request for an extension of the redemption date by up to five years. Debentures that have not been converted to equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures, or at the expiry of the extension period. In September 2008, 265,840,200 debentures of Rs. 2,658 million ($52.3) had been converted into 1,772,268 equity shares of Rs. 10 each at a premium of Rs. 1,490 per share. As of March 31, 2009, 1,334,159,800 debentures of Rs. 13,342 million ($262.3 million) were outstanding.
     In fiscal 2009, pursuant to a term sheet for the issue of 15,000 non-convertible debentures at par value of Rs. 1.0 million per debenture, Vedanta Aluminium issued to us 6,850 such debentures. Interest at the rate of 9.75% is payable semi-annually. Accordingly, we paid a sum of Rs. 6,850 million ($134.7 million). In April and May 2009, Vedanta Aluminium issued the remaining 8,150 debentures to us and we paid a sum of Rs. 8,150 million ($160.2 million). The debentures are redeemable at par one year from the date of allotment.

Loan Agreement — Sterlite and Vedanta Aluminium
     We entered into a loan agreement with Vedanta Aluminium on February 4, 2008, under which we agreed to lend to Vedanta Aluminium Rs. 10 billion ($196.6 million) for a term of ten years. As of March 31, 2009, the amount outstanding under the loan was approximately Rs. 8.5 billion ($167.1 million). Interest is payable in arrears on the outstanding amount of the loan at the prevailing RBI bank rate plus 2% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of 10 years from the date of the last disbursement of the loan which shall be no later than March 31, 2010.
Guarantees — Sterlite, CMT, TCM and Vedanta Aluminium
     We have provided guarantees on behalf of CMT, TCM and Vedanta Aluminium. See “Item 5. Operating and Financial Review and Prospects — Guarantees.”
Acquisition of Sterlite Energy — Twin Star Infrastructure Limited, Mr. Anil Agarwal, Mr. Dwarka Prasad Agarwal and Sterlite
     We acquired 100% of the outstanding shares of Sterlite Energy on October 3, 2006 from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, for a total consideration of Rs. 4.9 million ($0.1 million), an amount equal to the par value of all of the outstanding shares of Sterlite Energy. The terms of the acquisition were negotiated on an arm’s length basis and were reviewed and approved by our board of directors, with the interested directors, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, abstaining from the vote.
Issuance of Debentures by Sterlite Energy — Sterlite and Sterlite Energy
     In fiscal 2007, Sterlite Energy issued to us 586 million zero per cent optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 5,860 million ($115.2 million). The debentures are convertible in full or in part into equity shares at a mutually agreed premium at any time prior to the redemption date of the debentures. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On November 5, 2007, we exercised our option to convert all the debentures into 586 million equity shares of Sterlite Energy.
     In fiscal 2008, Sterlite Energy issued to us 60 million zero per cent optionally fully convertible debentures of par value Rs. 100 each. We paid a total sum of Rs. 1,650 million ($32.4 million) in three tranches as part payment for the debentures. The debentures are convertible in full or in part into equity shares at at par value. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On October 3, 2007, Sterlite Energy sub-divided its shares and reduced the par value of its equity shares from Rs. 100 to Rs. 10. On November 5, 2007, we exercised our option to convert all the debentures into 600 million partly paid up equity shares of Sterlite Energy with a par value of Rs. 10 each. As the equity shares issued to us were partly paid up, Sterlite Equity subsequently made a call for, and we made payment of, the balance sum of Rs. 4,350 million ($85.5 million) as full payment for the entire par value of each equity share.
Sponsor Support Agreement — Sterlite and Sterlite Energy
     We entered into a sponsor support agreement on June 29, 2009 with Sterlite Energy and the State Bank of India, as facility agent, in connection with the Rs. 55,690 million ($1,094.8 million) term loan facility granted to Sterlite Energy by a syndicate of banks to finance its construction of a 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. Under the sponsor support agreement, we undertook to, among other things, contribute Rs. 20,500 million ($403.0 million) to the capital of Sterlite Energy by subscribing for additional shares in order to ensure that Sterlite Energy’s debt to equity ratio does not exceed 75:25 during the term of the facility, meet any project cost overruns by contributing additional capital or by providing or arranging for unsecured and subordinated loans to be made available to Sterlite Energy, retain control of Sterlite Energy until the loan is fully repaid, meet all export obligations as required under the Export Promotion of Capital Good Scheme, fund the development of the coal blocks in Rampia and Dip Side Rampia in the State of Orissa that were jointly allocated by the Ministry of Coal to Sterlite Energy and other companies, and in the event that Sterlite Energy is unable to timely discharge its obligations under the loan agreement due to the occurrence of certain events, to provide additional funds to Sterlite Energy in order to enable Sterlite Energy to meet those obligations. In addition, we agreed to indemnify the lenders, the security trustee and the facility agent against all losses and claims incurred by them as a result of any breach of the loan agreement by Sterlite Energy.
Payable to Monte Cello Corporation NV — Monte Cello Corporation NV and CMT
     Under the terms of the acquisition of CMT by Monte Cello in 1999, a loan in principal amount of AUD 105.9 million payable to Citibank, N.A. was assigned to Monte Cello Corporation NV, or MCNV. We acquired Monte Cello from Twin Star in 2000, and with it CMT and its loan payable to MCNV, a wholly-owned subsidiary of Twin Star. The terms of the loan were renegotiated by CMT and Citibank, N.A. immediately before it was assigned to MCNV. The loan is interest free and is subordinated to all other of CMT’s secured creditors. Repayments under the loan are made only if CMT has surplus cash, defined as residual cash following the payment of secured creditors. As of March 31, 2009, the total amount payable by CMT to MCNV under this loan was Rs. 570 million ($11.2 million).
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

     The rules applicable to LSE-listed companies, which would apply to transactions between us and the controlling shareholders of Vedanta, namely Volcan and the Agarwal family, require that the details of a related party transaction be notified to a regulatory information service and disclosed to the FSA as soon as possible after the terms of the transaction are agreed upon. There is also a requirement that a circular containing information about the related party transaction be sent to all shareholders and that their approval of the related party transaction be obtained either before the transaction is entered into or, if the transaction is conditional on shareholder approval, before the transaction is completed. The related party and its associates must be excluded from voting on the related party transactions. The requirement of shareholder approval does not apply to transactions where the gross assets of the transaction as a percentage of the gross assets of the listed company, the profits attributable to the assets of the transaction as a percentage of the profits of the listed company, the consideration for the transaction as a percentage of the aggregate market value of all the ordinary shares (excluding treasury shares) of the listed company and the gross capital of the company or business being acquired as a percentage of the gross capital of the listed company, does not exceed 5%. However, the listed company must, before entering into the related party transaction, inform the FSA of the details of the proposed related party transaction, provide the FSA with a written confirmation from an independent adviser acceptable to the FSA that the terms of the proposed related party transaction with the related party are fair and reasonable as far as the shareholders of the listed company are concerned and undertake in writing to the FSA to include details of the related party transaction in the listed company’s next published annual accounts, including, if relevant, the identity of the related party, the value of the consideration for the transaction or arrangement and all other relevant circumstances. Related party transactions where all the above percentage ratios are 0.25% or less have no requirements under the rules applicable to LSE-listed companies. Where several separate transactions occur between a company and the same related party during a 12-month period, the transactions must be aggregated for the purpose of applying the percentage ratio tests.
     As part of our listing with the NYSE, we were required to confirm to the NYSE that we will appropriately review and oversee related party transactions on an ongoing basis. These related party transactions include transactions between us and our controlling shareholder, Vedanta, and its affiliates. The NYSE reviews the public filings of its listed companies as to related party transactions. Under the rules of the NYSE, we are required to have an independent audit committee comprised entirely of independent directors. We have had an independent audit committee comprised entirely of independent directors since our ADS offering in June 2007. One of the functions of the independent audit committee is to review any related party transactions by us or any of our subsidiaries or affiliates. In addition, under the rules of the NYSE, we are required to obtain shareholder approval for any issuance of our equity shares, or securities convertible into or exercisable for our equity shares, to any related party, except that such approval would not be required for sales of our equity shares to our controlling shareholder or its affiliates in an amount not to exceed 5% of the number of our equity shares outstanding prior to such issuance and at a price equal to or greater than the higher of the book or market value of our equity shares.
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
     We are continually seeking to identify and pursue business opportunities. However, Vedanta, as our controlling shareholder, has the power to determine in its sole discretion what corporate opportunities we may pursue and whether to pursue a corporate opportunity itself or through one of its other subsidiaries, which may benefit such companies instead of us and which could be detrimental to our interests. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Relationship with Vedanta — Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.” Vedanta has in the past allocated and expects in the future to allocate corporate opportunities among itself and its various subsidiaries based on a number of factors, including the nature of the opportunity, the availability of funds at the relevant subsidiary to pursue the opportunity and which subsidiary it believes can most successfully take advantage of the opportunity.

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
     Certain proceedings are ongoing before an arbitral tribunal constituted in accordance with the terms of the shareholders’ agreement between us and the Government of India with respect to our exercise of our call option to acquire the remaining shares of BALCO held by the Government of India. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
Appeal proceedings in the High Court of Bombay brought by SEBI to overrule a decision by the SAT that we have not violated regulations prohibiting fraudulent and unfair trading practices.
     In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. In addition, SEBI has initiated criminal proceedings against us, our Non-Executive Chairman, Mr. Anil Agarwal, Mr. Tarun Jain, one of our directors until March 31, 2009, and the Chief Financial Officer of MALCO at the time of the alleged price manipulation, which proceedings have been stayed by the High Court of Bombay pending final arguments. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Appeal proceedings in the High Court of Bombay have been brought by Securities and Exchange Board of India, or SEBI, to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.”
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
     Further, following an inspection of our Tuticorin unit on September 12, 2005, the TNPCB issued three show cause notices alleging violations of air, water and hazardous waste pollution standards at the Tuticorin plant. These notices alleged that we have failed to meet the conditions set out in the environmental consents granted for our operations, including the failure to implement purifying and monitoring systems, limit the size of certain disposal facilities and maintain sufficient storage and waste disposal facilities. The show cause notices require us to show cause as to why an order of closure of the Tuticorin plant should not be passed against us and why penal action under the relevant environmental legislations should not be taken. We have responded to the notices by contesting these allegations on the grounds that all the necessary conditions of the consent letters had been complied with. If the TNPCB rejects our responses, the TNPCB may initiate penal action against us, which could lead to imposition of fines, initiation of criminal proceedings against those directly in charge of and responsible for the conduct of our business, stoppage of water, electricity or other services to Tuticorin or order closure of the plant. Further, if the orders of the TNPCB are not complied with, the TNPCB is authorized to initiate eviction processes. The TNPCB has not responded to date. However, the TNPCB has continued to grant us consent clearance for our operations in 2007, 2008 and 2009 and we have applied for the renewal of these consents for 2010.

Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.
     In 2004, a writ petition was filed against us, Vedanta Aluminium, the State of Orissa, the Republic of India, OMC, Orissa Industrial Development Corporation, and others by a private individual before the High Court of Orissa. The petition alleges that the proposed grant of the mining lease by the OMC to Vedanta Aluminium and us to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Forest Act. The petition further alleges that the felling of trees and construction of the alumina refinery by us and Vedanta Aluminium and the development of the mine is in violation of the Forest Act and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa by the OMC to Vedanta Aluminium and us, to declare the memorandum of understanding entered into between the OMC and Vedanta Aluminium void, a court direction for the immediate cessation of construction of the alumina refinery by Vedanta Aluminium and an unspecified amount of compensation from us and Vedanta Aluminium for damage caused to the environment. The court has not yet admitted this matter for hearing.
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
     The Supreme Court, after obtaining a detailed a report on the impact of flora, fauna and tribal habitation due to bauxite mining from the MoEF and the State of Orissa, passed an order in November 2007, rejecting Vedanta Aluminium’s application to commence operations. The order of the Supreme Court provided that if the State of Orissa, OMC and we jointly agree to the rehabilitation package proposed by the court, and we notify the court that we are agreeable to the package, the court may consider granting clearance to the project. All parties have filed affidavits confirming their commitment to the rehabilitation package. Pursuant to the rehabilitation package, we have set up a joint venture company, the Lanjigarh Scheduled Area Development Foundation, in which it is proposed that the State Government of Orissa and OMC will have a 51% ownership interest, to operate the mines. On August 8, 2008, the Supreme Court of India granted us clearance for our forest diversion proposal for the conversion of 660,749 hectares of forest land from forestry use to mining use, allowing us to source bauxite which has been mined on Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, we were required to pay the higher of 5% of annual profits before tax and interest from the Lanjigarh project and Rs. 100 million per annum (commencing April 2007), as a contribution for scheduled area development, as well as Rs. 122 million towards tribal development and Rs. 1,055.3 million plus expenses towards a wildlife management plan for conservation and the management of wildlife around the Lanjigarh bauxite mine. As of March 23, 2009, an amount of Rs. 1,211.8 million has been remitted to Compensatory Afforestation Fund and Rs. 200 million has been deposited with OMC. in compliance with the Supreme Court order. On December 11, 2008, the MoEF granted in-principal approval under the Forest Act and we are currently in the process of complying with the conditions specified in the MoEF’s approval. On April 28, 2009, the MoEF granted us environmental clearance for the mining of bauxite.
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

     In 2005, in response to several show cause notices issued against BALCO alleging encroachment of government land, BALCO filed an amendment petition with the High Court of Chhattisgarh seeking to quash these show cause notices. The High Court of Chhattisgarh directed that the status quo be maintained and that BALCO should not engage in any deforestation activities on the land until the next hearing date, which has not yet been determined. By clarificatory order dated July 2, 2007, the High Court of Chhattisgarh directed that BALCO may continue construction and engage in deforestation activities after receipt of the requisite environmental approvals. The petition has been adjourned until the disposal of the public interest writ petition filed by an organization known as “Sarthak” before the Supreme Court.
     BALCO has no formal lease deed in relation to this land. BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba facility. On February 6, 2009, a single bench of the Chhattisgarh High Court held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh has challenged this order in an appeal before the division bench of the Chhattisgarh High Court. The matter is listed for hearing on July 28, 2009.
     A public interest writ petition has also been filed by Sarthak before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba facility is situated. It alleges that the land is classified as forest land and belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. The Supreme Court of India has directed the petition to be listed before the Forest Bench of the Supreme Court of India. The Forest Bench has directed the CEC to submit a report on the petition. The CEC submitted a report on the petition to the Supreme Court of India on October 17, 2007, recommending that BALCO be directed to seek ex-post facto approval under the Forest Act for the allotment and non forestry use of the land in possession. The matter is listed to be heard on July 16, 2009 for an interim application by BALCO for clearing the expansion on the land area limited to its proposed expansion.
BALCO is involved in arbitration proceedings relating to a power purchase agreement with the CSEB and has initiated arbitration proceedings against the CSEB.
     BALCO had entered into a power purchase agreement dated May 25, 2006 with the CSEB for the sale of electricity by BALCO to the CSEB. The CSEB had on November 14, 2006 issued a letter stating that it had overpaid BALCO a sum of Rs. 529 million ($13.2 million) due to the quantum of load factor pursuant to which payment had been made having been incorrectly calculated, and that the definition that should have been applied is as provided in the Chhattisgarh Electricity Supply Code. BALCO in its reply dated November 24, 2006 had contested such position and stated that as no fixed quantum of electricity was to be supplied, the definition as laid down in the Chhattisgarh Electricity Supply Code should not be applicable, and further that such definition would be applicable only in those instances where the supply of electricity is between the consumer and the distribution licensee. Subsequently, on August 2, 2007, BALCO filed an arbitration petition against the CSEB reiterating its position and further stating that the power purchase agreement was entered into between the parties on the basis of the stipulations of the Chhattisgarh State Electricity Regulatory Commission. The arbitrator granted an order in favor of BALCO. However in view of a Supreme Court judgement mandating that all disputes between a power generator and distributor be subject to arbitration or adjudication by the State Electricity Commission under Section 86 of the Indian Electricity Act, 2003, the matter has been referred to the Chhattisgarh State Electricity Regulatory Commission which has decided to adjudicate the matter. The hearing was held on June 25, 2009 pursuant to which the Chhattisgarh State Electricity Regulatory Commission granted an order in favor of BALCO.
Demands against HZL by Department of Mines and Geology.
     The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($65.6 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs. 48 million ($0.9 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and obtained a stay in respect of these demands in October and November 2006. The next hearing date has been set for October 7, 2009.
     Additionally, a writ petition was filed by HZL in October 2006 against the State Government of Rajasthan and the Union of India through the Department of Mines and Geology and others before the High Court of Rajasthan at Jodhpur with regards to a demand notice dated October 20, 2006 issued by the Mining Engineer of Rajasthan to HZL. As per the terms of the notice, the Department of Mines and Geology stated that the mining lease granted to HZL was for the extraction of zinc and lead but that HZL was also extracting cadmium and silver and was thus in violation of the terms of the lease for the Rampura Agucha mine. The Department of

Mines and Geology has claimed Rs. 2,435.9 million ($47.9 million) as the price to be recovered from HZL for the extraction of cadmium and silver. HZL asserted in its writ petition that the lease was granted for lead, zinc and associated minerals and that cadmium and silver are associated minerals. Further, it has stated that the contested minerals are found alongside lead and silver in an inseparable form and cannot be extracted separately. It has also submitted that it has been paying the royalty on cadmium and silver, which has been duly accepted by the Department of Mines and Geology without objection. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The next hearing date has not yet been set and this matter is currently pending.
Certain of our subsidiaries have been named in legal actions by third party claimants and by Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties.
     Certain of our subsidiaries have been named as parties to legal actions where the claims primarily relate to either the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. The total claims on account of the disputes with sales tax, excise and related tax authorities is Rs. 4,410 million ($86.7 million), of which Rs. 101 million ($2.0 million) has been recorded as current liabilities as of March 31, 2009. The claims by third party claimants amounted to Rs. 4,807 million ($94.5 million) as of March 31, 2009. We have not recorded any of these claims as current liabilities.
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

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
     Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on June 20, 2007 at an initial offering price of $13.44 per ADS. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a deposit agreement. As of March 31, 2009, 708,494,411 of our equity shares were outstanding (including the 75,678,479 equity shares underlying our 75,678,479 ADSs outstanding as of such date). All our equity shares are registered shares.
     Our outstanding equity shares are currently listed and traded on the NSE and BSE. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.” Our equity shares were previously listed on the Calcutta Stock Exchange Association Limited and were voluntarily delisted on May 9, 2008.
     The following table shows:
•	the reported high and low trading prices for our ADSs on the NYSE;

•	the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented; and

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE, all as adjusted to reflect the five-for-two stock split on May 5, 2006.

			Average						Average
			NYSE Daily			Average			BSE Daily
			ADS	NSE Price		NSE Daily Equity	BSE Price		Equity Share
	NYSE Price Per ADS		Trading	Per Equity Share		Share Trading	Per Equity Share		Trading
	High	Low	Volume	High	Low	Volume	High	Low	Volume

Fiscal Year
2005	$—	$—	—	$7.45	$3.48	27,633	$7.44	$3.06	32,489
2006	—	—	—	15.90	5.00	91,999	15.91	5.14	46,686
2007	—	—	—	27.28	5.96	1,936,458	27.38	6.00	744,241
2008(1)	28.97	11.12	1,807,316	29.18	10.23	1,443,249	28.73	10.23	331,833
2009	23.00	3.12	1,227,508	23.06	3.40	2,420,215	22.24	3.39	746,960
2010(2)	14.93	6.70	1,446,308	15.39	7.26	3,770,209	15.48	7.24	909,329
Fiscal Quarters
2008
1st Quarter(1)	15.14	14.00	3,651,575	15.18	10.23	952,915	15.09	10.23	322,680
2nd Quarter	19.00	11.12	1,499,510	19.67	12.65	851,020	19.72	12.65	224,672
3rd Quarter	28.97	18.03	2,299,630	29.18	18.37	2,353,671	28.73	18.31	483,089
4th Quarter	27.05	16.31	1,366,820	27.05	13.87	1,365,643	27.11	14.00	294,562
2009
1st Quarter	23.00	15.89	914,672	23.06	15.37	1,060,814	22.24	15.38	222,175
2nd Quarter	16.20	8.07	1,325,088	15.58	8.62	2,190,515	15.54	8.64	668,435
3rd Quarter	9.10	3.12	1,377,791	9.07	3.40	3,099,156	9.03	3.39	1,157,369
4th Quarter	7.29	4.23	1,295,675	7.46	4.23	3,249,537	7.45	4.60	1,002,546
2010
1st Quarter	14.93	6.70	1,446,308	15.39	7.26	3,770,209	15.48	7.24	909,329
Last Six Months
January 2009	6.79	4.65	1,303,355	6.95	4.82	2,925,030	6.94	4.81	970,690
February 2009	5.87	4.55	1,426,695	5.70	4.37	2,874,295	5.70	4.67	850,184
March 2009	7.29	4.23	1,175,541	7.46	4.23	3,930,525	7.45	4.60	1,179,145
April 2009	8.72	6.70	1,301,448	8.68	6.97	4,026,612	8.73	6.95	980,718
May 2009	13.27	8.35	1,745,075	13.51	8.92	4,099,055	13.48	8.86	1,058,265
June 2009	14.93	11.35	1,312,977	15.39	11.63	3,273,128	15.48	11.65	718,769

Notes:

(1)	From June 20, 2007 for trading prices for our ADSs on the NYSE.

(2)	Through June 30, 2009.

B. Plan of Distribution
     Not applicable
C. Markets
     Our ADSs are listed on the NYSE under the symbol “SLT”.
D. Selling Shareholders
     Not applicable
E. Dilution
     Not applicable
F. Expenses of the Issue
     Not applicable
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable
B. Memorandum and Articles of Association
General
     We were incorporated in Kolkata, the State of West Bengal, India, as a public company on September 8, 1975 as “Rainbow Investment Limited.” Our name was subsequently changed to “Sterlite Cables Limited” on October 19, 1976 and finally to “Sterlite Industries (India) Limited” on February 28, 1986. Our company identification number is L65990TN1975PLC062634. Our registered office is presently situated in the State of Tamil Nadu at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India.
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
Share Capital
     Our authorized share capital is Rs. 1,850 million, divided into 925 million equity shares of par value Rs. 2 per equity share. As of March 31, 2009 and June 30, 2009, our issued share capital was Rs. 1,417.0 million, divided into 708,494,411 equity shares of par value Rs. 2 per equity share.
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
     Any director who is directly or indirectly interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by us or on our behalf is required to disclose the nature of his interest at a meeting of the board of directors and such interested director shall not participate in any discussion of, or vote on, any contract, arrangement or proposal in which he is interested. In addition, we are prohibited from making loans, directly or indirectly, or providing any guarantee or security, directly or indirectly, in connection with any loans made by a third party, to our directors without the prior approval of the Central Government.

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
     A shareholder may appoint any person (whether or not a shareholder) to act as his proxy to vote on a poll at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. The instrument appointing a proxy must be delivered to our registered office at least 48 hours prior to the meeting or in case of a poll, not less than 24 hours before the time appointed for taking of the poll. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as his proxy. A proxy does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and he has the same rights as the shareholder by which he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.
     Subject to the Articles of Association and the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, as amended, the Indian Companies Act allows a public company to issue shares with different rights as to dividend, voting or otherwise, provided that it has distributable profits as specified under the Indian Companies Act for a period of three financial years immediately preceding the issue of such shares and has filed its annual accounts and annual returns for the immediately preceding three years.
Quorum
     Our Articles of Association provide that a quorum for a general meeting is at least five shareholders entitled to vote and present in person.
Shareholder Resolutions
     An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or by proxy at a general meeting.
     A special resolution requires the affirmative vote of not less than three-fourths of our shareholders entitled to vote in person or by proxy at a general meeting and casting a vote. The Indian Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, reduction of share capital, approval of variation of rights of special classes of shares and dissolution of the company require a special resolution.
     Further, the Indian Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:
•	amendments of the memorandum of association to alter the objects of the company and to change the registered office of the company under Section 146 of the Indian Companies Act;

•	alteration of the articles of association in relation to insertion of provisions defining private company;

•	the issue of shares with differential rights with respect to voting, dividend or otherwise;

•	the sale of the whole or substantially the whole of an undertaking of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits prescribed under Section 372A of the Indian Companies Act;

•	varying the rights of the holders of any class of shares or debentures or other securities;

•	the election of a director by minority shareholders; and

•	the buy-back of shares.
Dividends
     Under the Indian Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare interim dividends that do not need to be approved by the shareholders. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Pursuant to a recent amendment to the listing agreement, listed companies are required to declare and disclose the dividends paid on a per share basis only. The dividend recommended by the board of directors and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Indian Companies Act provides that shares of a company of the same class must receive equal dividend treatment. Dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.
     These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of five days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to a scheduled bank must be transferred to the Investor Education and Protection Fund established by the Government of India and following such transfer, no claim shall lie against the Company or the Investor Education and Protection Fund. Under the Indian Companies Act, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in a manner provided for in the Indian Companies Act.

     Under the Indian Companies Act, we are only allowed to pay dividends in excess of 10% of our paid-up capital in respect of any fiscal year from our profits for that year after we have transferred to our reserves a percentage of our profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year in accordance with the Companies (Transfer of Profits to Reserves) Rules, 1975. “Reserves” are defined in the Guidance Note on Terms Used in Financial Statements issued by the Institute of Chartered Accountants of India as the portion of earnings, receipts or other surpluses of an enterprise (whether capital or revenue) appropriated by the management for a general or specific purpose other than a provision for depreciation or diminution in the value of assets or for a known liability. The Indian Companies Act and the Companies (Declaration of Dividend out of Reserves) Rules, 1975 provide that if profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from our accumulated profits transferred by us to our reserves, subject to the following conditions:
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
Transfer of Shares
     Under the Indian Companies Act, the shares of a public company are freely transferable, unless such a transfer contravenes applicable law or the regulations issued by the SEBI or the Sick Industrial Companies (Special Provisions) Act, 1985, as amended, or the SICA. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of members.
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
     SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depository participants appointed by depositories established under the Depositories Act, 1996. Charges for opening an account with a depository participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depository participant.
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
     If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board, or the CLB, seeking to register the transfer of equity shares. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention.
     In addition, the Indian Companies Act provides that the CLB may direct a rectification of the register of members for a transfer of equity shares which is in contravention of SEBI regulations or the SICA or any similar law, upon an application by the company, a participant, a depository incorporated in India, an investor or SEBI.
     Under the Companies (Second Amendment) Act, 2002, it is proposed that the CLB be replaced with the National Law Tribunal with effect from a date that is yet to be notified.
Disclosure of Ownership Interest
     Section 187C of the Indian Companies Act requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Any lien, charge, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made.
     Any investor who fails to comply with these requirements may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Additionally, if the company fails to comply with the provisions of Section 187C, then the company and every defaulting officer may be liable for a fine of up to Rs. 100 for each day the default continues.
Alteration of Shareholder Rights
     Under the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Ministry of Corporate Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, by a special resolution passed at a general meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.
Share Register and Record Dates
     We maintain our register of members at our registered office and all transfers of shares should be notified to us at such address. Our register of members is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee as prescribed under the applicable law.
     The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of members and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive.
     To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately ten to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the listing agreements with each of the stock exchanges on which our equity shares are listed, we may, upon giving at least seven working days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.
Annual Report
     At least 21 days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 30 days after the end of each accounting quarter. In respect of results for the fourth quarter of that financial year, we can opt to publish audited results for the entire year within three months, and thus will not be required to publish unaudited results for the last quarter within 30 days. We are also required to send copies of our annual report to the NSE and BSE and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. We are also required under the Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account.
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
Issue of Equity Shares and Pre-emptive Rights
     Subject to the provisions of the Indian Companies Act and our Articles of Association and to any special rights attaching to any of our equity shares, we may increase our share capital by the allotment or issue of new equity shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as we may from time to time determine by special resolution. We may issue preference shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association.
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
     However, under the provisions of the Indian Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution or by an ordinary resolution with the Government of India’s permission.

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
     Any issue of bonus equity shares would be subject to the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, or SEBI Guidelines, which provide that:
•	no company shall, pending the conversion of convertible securities, issue any bonus equity shares unless a similar benefit is extended to the holders of such convertible securities through a reservation of equity shares in proportion to such conversion;

•	the bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only;

•	bonus equity shares cannot be issued unless all the partly paid up equity shares have been fully paid-up;

•	the company has not defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures;

•	a declaration of bonus equity shares in lieu of dividend cannot be made;

•	the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus;

•	any reserves created by a revaluation of fixed assets shall not be capitalized;

•	the articles of association of the company must contain provisions for the capitalization of reserves; and

•	the bonus issue must be implemented within two months from the date of approval by the board of directors.
Purchase of Own Equity Shares
     A company may reduce its capital in accordance with the Indian Companies Act and the regulations issued by SEBI by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:
•	the buy-back must be authorized by the company’s Articles of Association;

•	a special resolution authorizing the buy-back must be passed in a general meeting;

•	the buy-back is limited to 25% of the company’s total paid up capital and free reserves in a fiscal year;

•	the ratio of debt owed is not more than twice the capital and free reserves after such buy-back;

•	the shares or other specified securities for share buy-back are fully paid-up; and

•	the buy-back is in accordance with the SEBI (Buy-Back of Securities) Regulations, 1998, as amended.
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
     Any equity shares which have been bought back by us must be extinguished within seven days. Further, we will not be permitted to buy-back any securities for a period of one year or to issue new securities of the same kind for six months except by way of a bonus issue or in discharge of our existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity. A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or in the event of non-compliance with certain other provisions of the Indian Companies Act.
     ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain limited circumstances as specified under the guidelines issued by the Government of India and the RBI relating to a sponsored ADS facility and fungibililty of ADSs. See “— D. Exchange Controls.”
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
Rights of Minority Shareholders
     The Indian Companies Act provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of a company is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10% of the issued shares of that class, who did not vote in favor of a resolution for the variation, have the right to apply to the CLB to have the variation cancelled and such variation shall not have any effect unless confirmed by the CLB.
     Further, under the Indian Companies Act, shareholders holding not less than 10% of the issued share capital or shareholders representing not less than 10% of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the CLB for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:
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
     Unless the CLB, upon an application made by a dissenting shareholder within a month of the aforementioned notice, orders otherwise, the transferee company has the right to acquire the shares of the dissenting shareholder on the same terms as those offered to the other shares to be transferred under the arrangement or contract.
     Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90% in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within three months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the CLB (upon an application of either the transferee company or the shareholder) thinks fit to order.

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

Delaware Law	Indian Law

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

Under applicable accounting standards in India, during the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, describe the nature of the transactions and disclose the volume of the transactions either as an amount or as an appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.
Transactions undertaken between a company and a person having a substantial interest in the company would qualify as a related party transaction and would be required to be disclosed under applicable accounting standards in India. Under such accounting standards, a party is considered to have a substantial interest in a company if that party owns, directly or indirectly, 20% or more of the voting power in the company.

Delaware Law	Indian Law

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

Delaware Law	Indian Law
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
Under the Indian Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the CLB, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; and (b) that a material change has taken place in the management or control of the company, whether by a change in the board of directors or management or in the ownership of the company’s shares, and by reason of such change it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

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

Delaware Law	Indian Law
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
Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding not less than 75% of the shares of the company.

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

Delaware Law	Indian Law
purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back), subject to certain conditions including: (a) the buy-back must be authorized by the articles of association of the company; (b) a resolution must be passed by shareholders holding not less than 75% of the outstanding shares in the general meeting of the company authorizing the buy-back; (c) the buy-back is limited to 25% of the total paid up capital and free reserves; (d) the ratio of debt owed by the company must not be more than twice the capital and free reserves after such buy-back; and (e) the buy-back must be in accordance with the SEBI (Buy-Back of Securities) Regulations, 1998.

Conditions (a) and (b) mentioned above would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company and such buy-back has been authorized by the board of directors of the company. Further, a company buying back its securities is not permitted to buy-back any additional securities for a period of one year after the buy-back or to issue any securities of the same kind for a period of six months.

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

Director Independence

A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $120,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family
If the Chairman of the board of directors is an executive director, at least 50% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non-executive director, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that,

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
at least 50% of the board of directors should comprise of independent directors. Clause 49 of the listing agreements define an “independent director” to mean a non-executive director who (i) is receiving director’s remuneration and does not have any other material pecuniary relationship or transaction with the company, its promoters, its directors, its senior management or its holding company or its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to promoters or management at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding three financial years, of the statutory audit firm or the internal audit firm or the legal firm and consulting firm of the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company; (vi) is not a shareholder, owning 2% or more of the voting shares of the company; and (vii) is not less than 21 years of age.

There is no comparable requirement under Indian law.

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

•   To review with management the statement of uses or application of funds raised through an issue of securities, the statement of funds utilized for purposes other than as stated in the offer document and the report submitted by the monitoring committee agency, and to make appropriate recommendations.

•   To review with management the performance of external and internal auditors, and the adequacy of internal control systems.

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

Each listed company must have disclosed whether its board of directors has identified an audit committee financial expert (as defined under applicable rules of the SEC) and if not, the reasons why the board has not done so.

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
These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the SEC to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.

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
There is no comparable provision under Indian law.

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.

(The NYSE requirement for shareholder approval of equity-compensation plans does not apply to us as a foreign private issuer.)
Under Section 79A of the Indian Companies Act, a company may issue equity shares of an existing class of shares to employees or directors at a discount or for consideration other than cash if such issue is authorized by a special resolution passed by the company in a general meeting.

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
Clause 49 of the listing agreements require that the board of directors shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel are required to affirm compliance with the code on an annual basis and the company’s annual report must contain a declaration to this effect signed by its CEO.

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
Agreement dated October 3, 2006 between Sterlite and Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for the acquisition of Sterlite Energy
     See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”
Outstanding loans
     See “Item 5. Operating and Financial Review and Prospects — Outstanding Loans.”
Option Agreement dated February 18, 2005 between Sterlite, IFL and ICICI Bank, Novation Agreement dated November 15, 2008 between IFL, ICICI Bank Limited and Sterlite in respect of the Rs. 772.5 million term loan facility and Novation Agreement dated November 15, 2008 between IFL, ICICI Bank Limited and Sterlite in respect of the Rs. 250 million term loan facility
     On February 18, 2005, we entered into an option agreement with IFL and ICICI Bank pursuant to which, in consideration of the payment of an option fee of Rs. 2 million by ICICI Bank, we granted to ICICI Bank a put option to require us to purchase from ICICI Bank all amounts outstanding, due and payable by IFL to ICICI Bank under two term loan agreements, both dated February 8, 2005, as amended, or the Rupee Term Loan Agreements, between IFL and ICICI Bank. The option price is an amount equivalent to the amount outstanding under the Rupee Term Loan Agreements on the date of exercise of the put option. ICICI Bank is entitled to exercise the put option upon the occurrence of certain put option events, including any delay or default in the repayment of any amounts or the occurrence of an event of default under the Rupee Term Loan Agreements. In fiscal 2009, we, ICICI Bank and IFL entered into two novation agreements to take over the two term loans aggregating Rs. 1,022.5 million which was made by ICICI Bank to IFL. The option agreement has subsequently been terminated. See “Item 5. Operating and Financial Review and Prospects — Outstanding Loans.”
Corporate Guarantee dated February 8, 2005 by Sterlite to ICICI Bank on behalf of IFL
     On February 8, 2005, we granted a guarantee in favor of ICICI Bank and agreed to pay on demand all amounts payable by IFL under the Rupee Term Loan Agreement in the event of any default on the part of IFL to comply with or perform any of the terms, conditions and covenants in the Rupee Term Loan Agreement. Subsequent to our entering into the novation agreements to take over the Rs. 1,022.5 million term loan which was originally made by ICICI Bank to IFL, our guarantee to ICICI Bank was terminated.
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
Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures.
     See “Item 7, Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions.”

Settlement and Purchase and Sale Agreement dated March 6, 2009 among Asarco, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite USA and Sterlite, and amendments thereto dated April 15, 2009, April 22, 2009, and June 12, 2009
     On March 6, 2009, we and Asarco, a US-based copper mining, smelting and refining company, signed an agreement for us to acquire substantially all of the operating assets of Asarco for $1.7 billion. On June 12, 2009, we agreed to increase the purchase consideration to $1.87 billion, mostly related to an expected increase in working capital on the closing date. The purchase consideration consists of a cash payment of $1.1 billion on closing and a senior secured non-interest bearing promissory note for $770 million, payable over a period of nine years. Previously, on May 30, 2008, we had signed an agreement to acquire substantially all of the operating assets of Asarco for $2.6 billion in cash following an auction process. Then, in October 2008, due to the financial turmoil, the steep fall in copper prices and adverse global economic conditions, we and Asarco entered into discussions to renegotiate the prior agreement. The current agreement to acquire Asarco follows a renegotiation of the prior agreement and its consummation remains contingent upon the confirmation of a Chapter 11 plan of reorganization proposed by Asarco and sponsored by our wholly owned subsidiary Sterlite USA by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code. If this acquisition is completed, we would acquire ownership of Asarco’s three open-pit copper mines, which had estimated reserves of 5.2 million tons of contained copper as of January 2008, associated mills, SX-EW plant and a copper smelter in the State of Arizona, United States and a copper refinery, rod plant, cake plant and precious metals plant in the State of Texas, United States. See “Item 5. Operating and Financial Review and Prospects —— Recent Developments.”
Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 by and among Asarco, the subsidiary debtors, Sterlite USA, Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants
     On June 12, 2009, Sterlite USA agreed with the representatives appointed pursuant to Asarco’s reorganization proceedings under Chapter 11 of the US Bankruptcy Code to represent the Asbestos Claimants, and Asarco to grant a put option to the Asbestos Trust pursuant to which the Asbestos Trust shall be entitled to sell to Sterlite USA its Asbestos Litigation Interest in the Brownsville Judgment, which was awarded by the US District Court for the Southern District of Texas, Brownsville Division, against Americas Mining Corporation requiring it to return to Asarco 260.09 million shares of common stock of Southern Copper Corporation, together with past dividends received with interest, with an aggregate value of over $6.0 billion. The Asbestos Litigation Interest in the Brownsville Judgment is to be distributed for the benefit of all Asbestos Claimants. The grant of put option would be subject to the approval and consummation of the reorganization plan proposed by Asarco and sponsored by Sterlite USA. The put option is exercisable by the Asbestos Trust at any time after the Effective Date through the end of the fourth year from the Effective Date at the price of $160 million less the amount of any amounts received or recovered from the Asbestos Litigation Interest prior to the exercise of the put option. See “Item 5. Operating and Financial Review and Prospects — Recent Developments.”
Sponsor Support Agreement dated June 29, 2009 among Sterlite, Sterlite Energy and the State Bank of India
     See “Item 7, Major Shareholders and Related Party Transactions —— B. Related Party Transactions —— Related Transactions.”
D. Exchange Controls
General
     The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the FEMA, read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI.
Foreign Direct Investment
     The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of shares or securities convertible or exchangeable into shares of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB or the RBI if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as retail trading (except single brand product retailing), atomic energy, lottery business and gambling and betting. Also, certain investments require the prior approval of the FIPB, including:
•	investments in excess of specified sectoral caps or investments in sectors in which FDI is not permitted or in sectors which specifically require approval of the FIPB;

•	investments by any foreign investor who had on January 12, 2005, an existing joint venture or a technology transfer/trade mark agreement in the same field as the Indian company in which the FDI is proposed. However, no prior approval is required if: (a) the investor is a venture capital funds registered with SEBI or a multinational financial institution, or (b) the existing joint venture, investment by either of the parties is less than 3%, or (c) the existing joint venture or collaboration is now defunct or sick, or (d) for transfer of shares of an Indian company engaged in the information technology sector or in the mining sector for the same area or mineral;

•	foreign investment of more than 24% in the equity capital of units manufacturing items reserved for small scale industries; and

•	all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including an individual of Indian nationality or origin residing outside India and corporations established and incorporated outside India) which are not under the automatic route.
     The Government of India recently amended the method of calculating foreign investment in an Indian company pursuant to Press Note No. 2 (2009 Series) dated February 13, 2009 and Press Note No. 4 (2009 Series) dated February 25, 2009.

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
Issue of ADSs
     The Ministry of Finance, pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, or the ADR Scheme, has permitted Indian companies to issue ADSs. Certain relaxations in the ADR Scheme have also been notified by the RBI. The ADR Scheme provides that an Indian company may issue ADSs to a person resident outside India through a depositary without obtaining any prior approval of the Ministry of Finance of India or the RBI, except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the FDI scheme. However, an Indian listed company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the SEBI, will not be eligible to issue ADSs.
     Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. However, overseas corporate bodies, or OCBs, as defined under applicable RBI regulations, which are not eligible to invest in India and entities prohibited to buy, sell or deal in securities by the SEBI are not eligible to subscribe to ADSs issued by Indian companies. We have obtained approval from the relevant Indian stock exchanges for listing of the equity shares underlying the ADSs.
     The proceeds of an ADS issue may not be used for investment in stock markets and real estate. There are no other end-use restrictions on the use of the proceeds of an ADS issue. Further, issue-related expenses for a public issue of ADSs shall be subject to a ceiling of 7% of the total issue size. Issue-related expenses beyond this ceiling would require the RBI approval.
Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds
     Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI and employees in connection with stock options, a person resident in India is not permitted to hold ADSs of an Indian company. Under Indian law, ADSs issued by Indian companies to non-residents have free transferability outside of India. Under the ADR Scheme, a non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. In the case of a redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor or transfer in the books of account of the issuing company in the name of the non-resident. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, under current Indian law, subject to certain limited exceptions, equity shares so acquired may not be redeposited with the depositary.
     Foreign investors who withdraw their equity shares from the ADS program with the result that their direct or indirect holding in the company is equal to or exceeds 15% of the company’s total equity, may be required to make a public offer to the remaining shareholders of the company under the Takeover Code.
     Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. The Government of India has relaxed restrictions on capital account transactions by resident Indians who are now permitted to remit up to $200,000 per financial year (April-March) for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force as “non co-operative countries and territories.”

Fungibility of ADSs
     As per the directions issued by the RBI on the two-way fungibility of ADSs, a person resident outside India is permitted to purchase, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:
•	the shares of the Indian company are purchased on a recognized stock exchange in India;

•	the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•	the Indian company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADSs;

•	the number of shares of the Indian company so purchased does not exceed the ADSs converted into underlying shares (and is further subject to specified sectoral caps); and

•	compliance with the provisions of the ADR Scheme and the guidelines issued thereunder.
Sponsored ADS Facilities
     The RBI has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADSs against the block of existing shares of an Indian company, subject to the following conditions:
•	the facility to sell the shares would be available pari passu to all categories of shareholders;

•	the sponsoring company whose shareholders propose to divest existing shares in the overseas market through the issue of ADSs will give an option to all its shareholders indicating the number of shares to be divested and the mechanism of determining the price under the applicable ADS norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings;

•	the proposal for divestment of the shares would have to be approved by a special resolution of the Indian company;

•	the proceeds of the ADS issue raised abroad shall be repatriated to India within a period of one month from the closing of the issue. However, the proceeds of the ADS offering can also be retained abroad to meet the future foreign exchange requirements of the company; and

•	the issue-related expenses in relation to the public issue of ADSs under the ADR Scheme would be subject to a ceiling of 7% of the issue size, in the case of public issues, and 2% of the issue size, in the case of private placements. Issue-related expenses would include underwriting commissions and charges, legal expenses and reimbursable expenses. Issue-related expenses shall be passed on to shareholders participating in the sponsored issue on a pro-rata basis. Issue-related expenses beyond the ceiling would require the approval of the RBI.
Investment by Foreign Institutional Investors
     Pension funds, mutual funds, investment trusts, insurance or reinsurance companies, international or multinational organizations or agencies thereof, foreign governmental agencies, sovereign wealth funds or foreign central banks, endowment funds, university funds, foundation or charitable trusts or charitable societies investing on their own behalf and asset management companies, investment managers or advisors, banks or institutional portfolio managers, trustees, investing their proprietary funds or on behalf of “broad based” funds must register with SEBI as a foreign institutional investor, or FII, and obtain the approval of the RBI unless they are investing in securities of Indian companies through FDI.

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
     Subject to the terms and conditions set out in the Foreign Institutional Investor Regulations, a registered FII or its sub-account may buy or sell equity shares, debentures and warrants of unlisted, listed or to be listed Indian companies through stock exchanges in India at ruling market price and also buy or sell shares or debentures of listed or unlisted companies other than on a stock exchange in compliance with the applicable SEBI/RBI pricing norms. Under the portfolio investment scheme under Schedule 2 to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 and the Foreign Institutional Investors Regulations, an FII is not permitted to hold more than 10% of the total issued capital of an Indian company in its own name; a foreign corporate or individual sub-account of the FII is not permitted to hold more than 5% of the total issued capital of an Indian company, and a broad based sub-account is not permitted to hold more than 10% of the total issued capital of an Indian company. The total holding of all FIIs together with their sub-accounts in an Indian company is subject to a cap of 24% of the total issued capital of the company, which may be increased up to the percentage of sectoral cap on FDI in respect of the said company pursuant to a resolution of the board of directors of the company and the approval of the shareholders of the company by a special resolution in a general meeting. Our board of directors and shareholders have approved an increase in the existing FII limit in our company to 49% of our total issued capital.
     Regulation 15A of the Foreign Institutional Investors Regulations provides that an FII may issue or otherwise deal in offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities which are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with “know your client” requirements. SEBI has clarified that certain categories of entities would be deemed to be regulated entities for purposes of Regulation 15A of the Foreign Institutional Investors Regulations. An FII is also required to ensure that no further issue or transfer of any offshore derivative instrument is made to any person other than a person regulated by an appropriate foreign regulatory authority.
     There is uncertainty under Indian law about the tax regime applicable to FIIs that hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisors about the relationship between the FII guidelines and ADSs and any equity shares withdrawn upon surrender of ADSs.
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
     Overseas corporate bodies controlled by NRIs, or OCBs, were previously permitted to invest on more favorable terms under the portfolio investment scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Transfer of Shares
     Previously the sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange through a registered stockbroker at the market price. The RBI has now granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares. However, a non-resident to whom the shares are being transferred is required to obtain the prior permission of the Government of India to acquire the shares if he had on January 12, 2005, an existing joint venture or technology transfer agreement or trademark agreement in the same field other than in the information technology field to that in which the Indian company whose shares are being transferred is engaged, except:
•	investments to be made by venture capital funds registered with SEBI or a multinational financial institution;

•	where the existing joint venture investment by either of the parties is less than 3%;

•	where the existing venture/collaboration is defunct or sick; or

•	for transfer of shares of an Indian company engaged in the information technology sector or in the mining sector for the same area or mineral.
     A non-resident may also transfer any security to a person resident in India by way of gift. The transfer of shares from an Indian resident to a non-resident does not require the prior approval of the Government of India or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy and are not under the financial services sector, the investor does not have an existing joint venture or technology transfer agreement or trademark agreement in the same field as described above, the non-resident shareholding is within sector limits under the FDI policy, the transaction is not under the Takeover Code and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.
     A non-resident of India is generally permitted to sell equity shares underlying the ADSs held by him to any other non-resident of India without the prior approval of the RBI. However, approval by the FIPB is required if the person acquiring the shares has a previous venture or tie up in India in the same field in which the company whose shares are being transferred is engaged. Further, the RBI has granted general permission for the transfer of shares by a person resident outside India to a person resident in India, subject to compliance with certain pricing norms and reporting requirements.
     Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI and employees in connection with stock options, a person resident in India is not permitted to hold ADSs of an Indian company. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the deposit agreement.
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
     The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York:

	Period End(1)	Average(1) (2)	High	Low
Fiscal Year:
2005	43.62	44.86	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007	43.10	44.93	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010 (through June 30, 2009)	47.74	48.18	50.48	46.78
Month:
December 2008	48.58	48.51	50.05	46.74
January 2009	48.83	48.70	49.07	48.25
February 2009	50.88	49.25	50.88	48.37
March 2009	50.87	51.13	51.96	50.21
April 2009	49.70	49.97	50.48	49.55
May 2009	47.11	48.51	49.75	46.95
June 2009	47.74	47.67	48.50	46.78

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented and the average of the noon buying rate for all days during the period for all months presented.

     The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York:

	Period End(1)	Average(1) (2)	High	Low
Fiscal Year:
2005	1.29	1.35	1.46	1.25
2006	1.40	1.33	1.42	1.28
2007	1.23	1.30	1.39	1.23
2008	1.10	1.15	1.27	1.06
2009	1.44	1.31	1.65	1.02
2010 (through June 30, 2009)	1.24	1.29	1.44	1.22
Month:
December 2008	1.43	1.49	1.58	1.43
January 2009	1.57	1.48	1.57	1.39
February 2009	1.56	1.54	1.58	1.46
March 2009	1.44	1.50	1.59	1.42
April 2009	1.37	1.40	1.44	1.37
May 2009	1.25	1.31	1.37	1.25
June 2009	1.24	1.25	1.27	1.22

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented and the average of the noon buying rate for all days during the period for all months presented.
     Although we have translated selected Indian Rupee and Australian dollar amounts in this annual report into US dollars for convenience, this does not mean, and no representation is made, that the Indian Rupee or Australian dollar amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this annual report from Indian Rupees to US dollars are based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York on March 31, 2009, which was Rs. 50.87 per $1.00, and all translations from Australian dollars to US dollars are based on the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York on March 31, 2009, which was AUD 1.44 = $1.00.
E. Taxation
India Taxation
     The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident investors of the ADSs. The summary only addresses the tax consequences for non-resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this annual report, including the Income Tax Act and the special tax regimes under Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipts Mechanism) Scheme, 1993, as amended, which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs and does not deal with all possible tax consequences relating to an investment in the equity shares and ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.
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
Taxation of Sale of the ADSs
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
Withdrawal of Equity Shares in Exchange for the ADSs
     The withdrawal of equity shares in exchange for the ADSs would not give rise to any capital gains liable to income tax in India.
Taxation of Dividends
     Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” currently at an effective tax rate of 17.0% on the total amount distributed as dividend. Under Section 115 O (1A) of the Finance Act, 2008, effective April 1, 2008, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.
     Any distribution of additional ADS or equity shares to resident or non-resident shareholders would not be subject to any Indian tax.
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
     For the purpose of computing the capital gain tax on the sale of equity shares, the cost of acquisition of the equity shares would be deemed to be the historical cost of acquiring the ADSs. For the purpose of computing capital gains on the sale of equity shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such equity shares and any expenditure incurred wholly and exclusively in connection with such sale. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Mechanism) Scheme, 1993, the purchase price of equity shares in an India listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depository gives notice to the custodian of the delivery of equity shares in exchange for such corresponding ADSs. The market price is the price of the equity shares prevailing in the BSE or the NSE as applicable. There is no corresponding provision under the Income Tax Act providing for the use of market price as the basis for determination of the purchase price of the equity shares. In the event that the tax department denies the use of market price as the basis for determination of the purchase price of the equity shares, the original purchase price of the ADSs shall be considered as the purchase price of the equity shares for computing the capital gains tax. Subsequently, there could be no tax on the gain between the original purchase price of the ADSs and the price of the equity shares on the date the ADSs are converted to equity shares.
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

Withholding Tax on Capital Gains
     Any taxable gain realized by a non-resident from the sale of ADSs and equity shares shall be subject to withholding tax at source and withheld by the buyer. However, no withholding tax is required to be withheld under Section 196D (2) of the Income Tax Act from any income accruing to a FII as defined in Section 115AD of the Income Tax Act on the transfer of securities. The FII is required to pay the tax on its own behalf.
Buy-Back of Securities
     Indian companies are not subject to tax on the buy-back of their equity shares. However, shareholders will be taxed on the resulting gains from the share buy-back. We would be required to deduct tax at source in proportion to the capital gains tax liability of our shareholders.
Stamp Duty
     Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty for each equity share equal to 0.1% of the issue price. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in book-entry form. However, a sale of equity shares by a non-resident holder will be subject to Indian stamp duty at the rate of 0.25% on the market value of equity shares on the trade date, although such duty is customarily borne by the transferee. A transfer of ADSs is not subject to Indian stamp duty.
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
Service Tax
     Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares are subject to an Indian service tax at the effective tax rate of 10.3% collected by the stockbroker. Further, pursuant to Section 65(101) of the Finance Act (2 of 2004) a sub-broker is also subject to this service tax.
Minimum Alternate Tax
     The Income Tax, Act imposes a MAT on companies whose taxable income is less than 30% of its book profits at a rate of 11.33% (inclusive of surcharge and cess) on its book profits. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of MAT, and determined that MAT is payable on income which falls within the ambit of section 10A and 10B of the Act.
Fringe Benefit Tax
     The Finance Act, 2007 imposed a fringe benefit tax in respect of specified security allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees.
Tax Credit
     A non-resident investor may be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident investor’s account in accordance with the laws of the applicable jurisdiction.

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
     If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or equity shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership or other entity taxable as a partnership that holds ADSs or equity shares should consult their own tax advisors regarding the tax treatment of the ownership and disposition of ADSs or equity shares.

     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying equity shares represented by those ADSs for United States federal income tax purposes.
     The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate US Holders could be affected by future actions that may be taken by the United States Treasury or parties to whom ADSs are pre-released.
Taxation of Dividends and Other Distributions on the ADSs or Equity Shares
     Subject to the PFIC rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or equity shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of equity shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or equity shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.
     With respect to non-corporate US Holders (including individual US Holders) for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under US Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or equity shares.
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
     For foreign tax credit purposes, dividends distributed with respect to ADSs or equity shares will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A US Holder will not be able to claim a foreign tax credit for any Indian taxes imposed with respect to distributions on ADSs or equity shares (as discussed under “— India Taxation — Taxation of Dividends”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.
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
     Because capital gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “— India Taxation — Taxation of Income from ADSs,” “— India Taxation — Taxation of Sale of the Equity Shares,” “— India Taxation — Sale of the Equity Shares on a Recognized Stock Exchange,” “— India Taxation — Sale of the Equity Shares otherwise than on a Recognized Stock Exchange” and “— India Taxation — Buy-Back of Securities”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their United States federal income tax liability.
Passive Foreign Investment Company
     A non-United States corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income, or

•	at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets, including cash, that produce or are held for the production of passive income (the “asset test”).
     For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. The total value of our assets generally will be determined by reference to the market price of our equity shares and ADSs.
     Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2009. However, the application of the asset test is subject to ambiguity in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, due to the decrease in our share value and the amount of cash and other passive assets we held during the taxable year ended March 31, 2009, we met the asset test and, as a result, were a PFIC for such taxable year. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets (see “Item 5. Operating and Financial Review and Prospects — Recent Developments — Raising of Additional Capital”) would increase the relative percentage of our passive assets. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2010 or any future taxable year.
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

     If we are a PFIC, to the extent any of our subsidiaries are also PFICs, you will be deemed to own a pro rata portion of the shares of such subsidiary PFICs and be subject to the PFIC rules discussed above with respect to our PFIC subsidiaries.
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
     The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NYSE is a qualified exchange. Our ADSs are listed on the NYSE and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC. However, such mark-to-market election would not be available with respect to any shares of our PFIC subsidiaries that you may be deemed to own.
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
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares made within the United States or through certain United States-related financial intermediaries may be subject to information reporting to the US Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the US Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
     Not applicable
G. Statements by Experts
     Not applicable

H. Documents on Display
     Publicly filed documents concerning our company which are referred to in this annual report may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room at the SEC’s principal office, 100 F Street, N.E., Washington D.C. 20549, after payment of fees at prescribed rates.
     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. We have made all our filings with the SEC using the EDGAR system.
I. Subsidiary Information
     Not applicable
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Qualitative Analysis
Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating income for fiscal 2009.

10% movement in currency	For Rs./ $			For AUD/ $
			(in millions)
Copper	Rs.	598.8	$13.0	Rs.	610.8	$13.3
Zinc		3,475.9	75.7		—	—
Aluminum		3,333.8	72.6		—	—

Total	Rs.	7,408.6	$161.3	Rs.	610.8	$13.3

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
     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans for fiscal 2009.

	US Dollar
Movement in interest rates	Interest Rates
	(in millions)
0.5%	Rs.	259.1	$5.1
1.0%		518.2	10.2
2.0%		1,036.3	20.4

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
     This table illustrates the impact of a $100 movement in LME prices based on fiscal 2009 volumes, costs and exchange rates and provides the estimated impact on operating income assuming all other variables remain constant.

$100 movement in LME price	Change in Operating Income
	(in millions)
Copper	Rs.	140.3	$3.1
Zinc		2,661.1	58.0
Aluminum		1,703.5	37.1

Total	Rs.	4,504.9	$98.2

Quantitative Analysis
     The fair value of our open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and current financial liabilities is as follows:

	March 31,
	2008				2009				2009
	Asset		Liability		Asset		Liability		Asset	Liability
					(in millions)
Cash flow hedges:
Commodity contracts	Rs.	—	Rs.	19	Rs.	—	Rs.	—	$—	$—
Forward foreign currency contracts		18		307		1,189		501	23.4	9.8
Fair value hedges:
Commodity contracts		—		30		—		10	—	0.2
Forward foreign currency contracts		183		283		323		—	6.3	—
Non-qualifying hedges:
Commodity contracts		1,426		—		26		2,128	0.5	41.9

Fair value	Rs.	1,627	Rs.	639	Rs.	1,538	Rs.	2,639	$30.2	$51.9

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
     The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses, amounted to $1,979.0 million. As of March 31, 2009, we have used approximately $899.5 million towards capital expenditures. We may use the remaining net proceeds towards general corporate purposes, capital expenditures, working capital, reduction of debt, and the acquisition of the Government of India’s remaining 29.5% ownership interest in HZL.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.
     Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2009, our disclosure controls and procedures were effective.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.
     Internal controls over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States.
     Our internal control over financial reporting includes those policies and procedures that, (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on financial statements.
     Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2009 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2009, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of the Company’s consolidated operations.
     Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements and can only provide reasonable assurance with respect to the preparation and presentation of our financial statements.
     The effectiveness of our internal control over financial reporting as of March 31, 2009 has been audited by Deloitte Haskins & Sells, or Deloitte, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Sterlite Industries (India) Limited
Mumbai, Maharashtra, India
     We have audited the internal control over financial reporting of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2009 of the Company and our report dated July 10, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.
/s/ DELOITTE HASKINS & SELLS
DELOITTE HASKINS & SELLS
Mumbai, Maharashtra, India
July 10, 2009
(d) Changes in Internal Control over Financial Reporting
     Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our audit committee members are Mr. Gautam Bhailal Doshi (Chairman), Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi and Junnarkar satisfies the “independence” requirements pursuant to the rules of the SEC and Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee. Our board of directors has determined that Mr. Gautam Doshi qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.
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
     Deloitte Haskins & Sells has served as our independent registered public accountant for each of the years ended March 31, 2008 and March 31, 2009 for which audited statements appear in this annual report.
     The following table shows the aggregate fees for professional services and other services rendered by Deloitte Haskins & Sells and the various member firms of Deloitte to us, including some of our subsidiaries, in fiscal 2008 and 2009.

	Fiscal
	2008	2009
	(in thousands)
Audit fees (audit and review of financial statements)	$1,171.4	$1,040.7
Audit-related fees (including fees related to the ADS offering and other miscellaneous audit related certifications)	638.5	1.8
Tax fees (tax audit, other certifications and tax advisory services)	91.4	29.1
All other fees (certification on corporate governance and advisory services)	21.8	78.2

Total	$1,923.1	$1,149.8

Audit Committee Pre-approval Process
     Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit. All of the services provided by Deloitte Haskins & Sells during the last fiscal year have been approved by the audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The following table shows all repurchases of the equity shares of SIIL made by SIIL and any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act), and the average price paid per share, in fiscal 2009:

							Maximum Number (or
						Total Number of	Approximate Dollar
						Shares Purchased as	Value) of Shares
			Average Price Paid per			Part of Publicly	that May Yet Be
	Total Number of Shares		Share			Announced Plans or	Purchased Under the
	Purchased		Rs.		$	Programs High	Plans or Programs
Period:
December 1, 2008 to December 31, 2008	2,525,443	(1)	Rs.	246.04	$4.84	—	Not applicable
January 1, 2009 to January 31, 2009	1,425,000	(1)		307.03	6.04	—	Not applicable

Total	3,950,443	(1)	Rs.	268.04	$5.27	—	Not applicable

Note:

(1)	Open market purchases of SIIL’s equity shares by MALCO. Of the 3,950,443 equity shares purchased by MALCO, 3,246,124 were subsequently sold by MALCO to Twin Star in February 2009.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable

ITEM 16G. CORPORATE GOVERNANCE
     As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our audit committee consists of three directors: Mr. Gautam Bhailal Doshi (Chairman), Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi and Junnarkar satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information — B. Memorandum and Articles of Association — Comparison of Corporate Governance Standards.”
     As a foreign private issuer, we are exempt from the NYSE rules applicable to a US company requiring (i) a board of directors consisting of a majority of independent directors, (ii) a compensation committee and a nominating/corporate governance committee, (iii) shareholder approval of equity-compensation plans, (iv) the adoption and disclosure of corporate governance guidelines, and (v) the adoption and disclosure of a code of business conduct and ethics for directors, officer and employees, and the prompt disclosure of any waivers thereof for directors or executive officers.
     In addition, we are deemed to be a “controlled company” under the NYSE rules. As a result, we are exempt from the NYSE rules applicable to a US company that is not a “controlled company” requiring (i) a board of directors consisting of a majority of independent directors and (ii) a compensation committee and a nominating/corporate governance committee.
PART III
ITEM 17. FINANCIAL STATEMENTS
     See Item 18 for a list of the financial statements filed as part of this annual report.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Operations for the years ended March 31, 2007, 2008 and 2009.

•	Consolidated Balance Sheets as of March 31, 2008 and 2009.

•	Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2008 and 2009.

•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2007, 2008 and 2009.

•	Notes to the Consolidated Financial Statements.

•	Schedule II — Valuation and Qualifying Accounts.
ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:

1.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 3.1 of Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on June 4, 2007.

1.2	Memorandum of Association of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

1.3	Articles of Association of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 3.3 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR) — incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007.

2.2	Specimen share certificate (effective as of November 30, 2006) — incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-33175) as filed with the SEC on November 30, 2006.

4.1	Vedanta Resources plc Long-Term Incentive Plan — incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal — incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal — incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.4	Shared Services Agreement dated December 5, 2003 among Vedanta Resources plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement — incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.5	Consultancy Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.6	Representative Office Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.7	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002 — incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8	Shareholders’ Agreement between Sterlite Industries (India) Limited, Government of India and Bharat Aluminium Company Limited dated March 2, 2001 — incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.9	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002 — incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.10	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004 — incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000 — incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.12	$92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006 — incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Ltd as lenders dated September 19, 2005 — incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	$125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Ltd, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Ltd., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Ltd., Chiao Tung Bank Co., Ltd., The International Commercial Bank of China, Co. Ltd., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Ltd. as lenders dated July 29, 2005 — incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004 — incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004 — incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004 — incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003 — incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 — incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20.	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005 — incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005 — incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004 — incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2004, as amended on July 1, 2004 — incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2005 — incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006 — incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003 — incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006 — incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008 — incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.29	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.30	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.32	Specialty Deed between Copper Mines of Tasmania Pty Ltd, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.33	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.34	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999 — incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.35	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.36	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.37	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.38	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.39	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.40	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc. and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.41	Rs. 10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008 — incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.42**	Settlement and Purchase and Sale Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc. and Sterlite Industries (India) Limited.

4.43**	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited.

4.44**	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited.

4.45**	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited.

4.46**	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (USA), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants.

4.47**	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited.

4.48**	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility.

4.49**	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited.

4.50**	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility.

4.51**	Rs. 55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited as security trustee and the lenders named therein.

4.52**	$140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited as lender, and the State Bank of India as facility agent.

4.53**	Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent.

4.54**	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures.

4.55**	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited.

8.1**	List of subsidiaries of Sterlite Industries (India) Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**	Filed herewith

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: July 10, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
	Name:	Vinod Bhandawat
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Sterlite Industries (India) Limited
Mumbai, Maharashtra, India
     We have audited the accompanying consolidated balance sheets of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009, all expressed in Indian Rupees. Our audits also included the financial statement schedule included as Schedule II. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sterlite Industries (India) Limited and subsidiaries as of March 31, 2009 and 2008, and the result of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2009, expressed an unqualified opinion on the Company’s internal control over financial reporting.
     Our audit for the year ended and as of March 31, 2009, also comprehended the translation of the Indian Rupees amounts into United Stated dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.
/s/ Deloitte Haskins & Sells
Deloitte Haskins & Sells
Mumbai, Maharashtra, India
July 10, 2009

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars in
				millions
				(Note 2)
Sales
— External	254,388	263,395	221,855	4,361.2
— Related parties	4,523	4,692	6,632	130.4
Less: Excise duty	(17,665)	(21,673)	(16,295)	(320.3)

Net Sales	241,246	246,414	212,192	4,171.3
Other operating revenues	2,251	2,616	3,683	72.4

Total revenue	243,497	249,030	215,875	4,243.7
Cost of sales	(144,798)	(164,869)	(164,566)	(3,235.1)
Selling and distribution expenses	(3,444)	(3,808)	(3,847)	(75.6)
General and administration expenses	(2,633)	(4,572)	(5,078)	(99.8)
Other income/(expenses) (Note 24(i))
Gain on sale of real estate	986	—	—	—
Voluntary retirement scheme	(97)	—	—	—
Guarantees, impairment of investments and loans	—	(628)	(137)	(2.7)

Operating income	93,511	75,153	42,247	830.5
Interest and dividend income (Note 24(ii))	2,072	6,548	16,728	328.8
Interest expense	(4,329)	(3,386)	(6,874)	(135.1)
Net realized and unrealized investment gains	2,280	4,511	2,254	44.3

Income before income taxes, minority interests and equity in net (loss)/income of associate	93,534	82,826	54,355	1,068.5
Income taxes
— Current	(23,192)	(18,410)	(8,041)	(158.1)
— Deferred	(1,967)	(3,214)	1,595	31.4

Income after income taxes, before minority interests and equity in net (loss)/income of associate	68,375	61,202	47,909	941.8
Minority interests	(21,053)	(19,093)	(12,346)	(242.7)
Equity in net (loss)/income of associate, net of taxes	24	491	(6,001)	(118.0)

Net income from continuing operations	47,346	42,600	29,562	581.1
Discontinued operations:
Income from divested business, net of tax	86	—	—	—

Net income	47,432	42,600	29,562	581.1

Basic and diluted earnings per share:
Income from continuing operations	84.78	63.16	41.7	0.8
Income from discontinued operations	0.15	—	—	—

Basic and diluted earnings per share	84.93	63.16	41.7	0.8

Weighted average number of equity shares used in computing earnings per share	558,494,411	674,478,018	708,494,411	708,494,411
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As of March 31,	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	12,363	2,701	53.1
Restricted — cash, deposits and investments	1,659	3,776	74.2
Short-term investments and deposits	154,364	186,302	3,662.3
Accounts receivable, net	13,340	7,639	150.2
Inventories	33,358	24,622	484.0
Deferred income taxes	421	625	12.3
Related party receivable	2,312	1,299	25.5
Loan to related parties	3,890	12,214	240.1
Other current assets, net	10,248	12,834	252.3

Total current assets	231,955	252,012	4,954.0

Non-current assets
Long-term investments	1,123	1,044	20.5
Investment in associate	19,524	12,692	249.5
Deferred income taxes	374	2,503	49.2
Property, plant and equipment, net	121,582	164,243	3,228.7
Loan to related parties	—	8,490	167.0
Other non-current assets, net	1,621	2,102	41.3

Total non-current assets	144,224	191,074	3,756.2

Total assets	376,179	443,086	8,710.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	9,909	19,351	380.4
Short-term loan from related parties	281	851	16.7
Accounts payable	43,865	54,636	1,074.1
Related party payable	996	1,735	34.1
Accrued expenses	1,921	4,080	80.2
Current income taxes payable	1,067	570	11.2
Deferred income taxes	765	208	4.1
Other current liabilities	7,255	8,330	163.7

Total current liabilities	66,059	89,761	1,764.5

Non-current liabilities
Long-term debt, net of current portion	9,949	14,384	282.8
Deferred income taxes	16,369	17,291	339.9
Related party payable	3,607	—	—
Other non-current liabilities	974	4,908	96.5

Total non-current liabilities	30,899	36,583	719.2

Total liabilities	96,958	126,344	2,483.7

Commitments and contingencies (Note 20)
Minority interests	58,098	69,877	1,373.6
Shareholders’ equity
Equity shares — par value Rs. 2 per equity share (925,000,000 equity shares authorized as of March 31, 2008 and 2009; 708,494,411 equity shares issued and outstanding as of March 31, 2008 and March 31, 2009) (Note 18)	1,417	1,417	27.9
Additional paid-in-capital	106,426	106,426	2,092.1
Retained earnings	113,598	139,845	2,749.1
Accumulated other comprehensive losses	(318)	(823)	(16.2)

Total shareholders’ equity	221,123	246,865	4,852.9

Total liabilities and shareholders’ equity	376,179	443,086	8,710.2

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
				(Note 2)
Cash flows from operating activities
Net income	47,432	42,600	29,562	581.1
Adjustments to reconcile net income to net cash provided by / (used in) operating activities
Depreciation, depletion and amortization	5,970	7,060	7,845	154.2
Net realized and unrealized investment gains	(2,280)	(4,511)	(2,254)	(44.3)
(Gain)/loss on sale of property, plant and equipment, net	36	(8)	(10)	(0.2)
Gain on sale of real estate	(986)	—	—	—
Equity in net loss/(income) of associate	(24)	(491)	6,001	118.0
Guarantees, impairment of investments and loans	—	628	137	2.7
Deferred income taxes	1,967	3,214	(1,595)	(31.4)
Unrealized exchange gains	—	—	(1,534)	(30.2)
Minority interests	21,053	19,093	12,346	242.7
Changes in assets and liabilities:
Accounts receivable, net	(4,976)	117	6,715	132.0
Other current and non-current assets	(5,909)	730	(901)	(17.7)
Inventories	(10,532)	(4,715)	8,738	171.8
Accounts payable and accrued expenses	8,885	3,611	4,108	80.8
Other current and non-current liabilities	3,956	3,099	498	9.8
Short-term investments	(24,174)	(88,021)	8,548	168.0

Net cash provided by / (used in) operating activities	40,418	(17,594)	78,204	1,537.3

Cash flows from investing activities
Purchases of property, plant and equipment	(25,362)	(25,430)	(41,105)	(808.1)
Proceeds from sale of property, plant and equipment	1,171	24	66	1.3
Net changes in restricted — deposits and investments	20	(600)	(2,115)	(41.5)
Loan to related party	—	—	(3,931)	(77.3)
Investment in subsidiaries	(5)	—	—	—
Investment in/Loan to associate	(1,315)	(19,890)	(11,450)	(225.1)
Short-term deposits	—	(10,508)	(36,923)	(725.8)
Proceeds from sale of non-core business	1,485	—	—	—

Net cash used in investing activities	(24,006)	(56,404)	(95,458)	(1,876.5)

Cash flows from financing activities
Proceeds from issuance of equity shares	—	80,506	—	—
Net changes in restricted cash	(9)	34	(2)	(0)
Proceeds from/(repayment of) working capital loan	221	6,119	(3,588)	(70.5)
Proceeds from other short-term debt	—	—	4,500	88.4
Proceeds from long-term debt	3,809	3,156	14,790	290.7
Repayment of long-term debt	(15,481)	(12,203)	(3,902)	(76.7)
Payment of dividends, including dividend tax	(4,450)	(1,030)	(3,812)	(74.9)

Net cash (used in)/provided by financing activities	(15,910)	76,582	7,986	157.0

Effect of exchange rate changes on cash and cash equivalents	(324)	343	(394)	(7.7)

Net increase in cash and cash equivalents	178	2,927	(9,662)	(189.9)
Cash and cash equivalents at the beginning of the year	9,258	9,436	12,363	243.0

Cash and cash equivalents at the end of the year	9,436	12,363	2,701	53.1

Supplementary information:
Interest paid	3,724	2,760	3,415	67.1
Income taxes paid	22,489	18,530	8,649	170.0
Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	2,804	4,924	14,383	282.7

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
Stock Split effected in the form of dividend		558	(558)
Net income				47,432		47,432	47,432
Dividend (including dividend tax) (Note 18)				(3,544)			(3,544)
Unrealized gain on available-for-sale securities, net of tax of Rs. 24 million					48	48	48
Loss on sale of conductor division			(105)				(105)
Foreign currency translation adjustment					13	13	13
Unrealized loss on cash flow hedges, net of tax benefit of Rs. 98 million					(382)	(382)	(382)
Comprehensive income						47,111

Balance at March 31, 2007	558,494,411	1,117	26,220	70,463	(840)		96,960

Balance at April 1, 2007	558,494,411	1,117	26,220	70,463	(840)		96,960
Adoption of FIN 48				535			535
Share issued	150,000,000	300	80,206				80,506
Net income				42,600		42,600	42,600
Unrealized loss on available-for-sale securities, net of tax benefit of Rs. 6 million					(11)	(11)	(11)
Foreign currency translation adjustment					315	315	315
Unrealized gain on cash flow hedges, net of tax of Rs. 139 million					218	218	218

Comprehensive income						43,122

Balance at March 31, 2008	708,494,411	1,417	106,426	113,598	(318)		221,123

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

					Accumulated
	Equity shares				other		Total
	No. of	Par	Additional	Retained	comprehensive	Comprehensive	shareholders’
	shares	value	paid-in-capital	earnings	income/(loss)	income/(loss)	equity	Total
								US dollars
								in millions
								(Note 2)
Balance at April 1, 2008	708,494,411	1,417	106,426	113,598	(318)		221,123	4,346.8
Net income				29,562		29,562	29,562	581.1
Dividend (including dividend tax)-(Note-18)				(3,315)			(3,315)	(65.1)
Unrealized loss on available-for-sale securities, net of tax benefit of Rs. 30 million ($ 0.6 million)					(49)	(49)	(49)	(1.0)
Foreign currency translation adjustment					(328)	(328)	(328)	(6.4)
Unrealized loss on cash flow hedges, net of tax benefit of Rs 132 million ($2.6 million)					(128)	(128)	(128)	(2.5)

Comprehensive income						29,057

Balance at March 31, 2009	708,494,411	1,417	106,426	139,845	(823)		246,865	4,852.9

Balance at March 31, 2009 in US dollar in millions (Note 2)		27.9	2,092.1	2,749.1	(16.2)	571.2	4,852.9
     The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Background and Operations
     Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous metals and mining in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Sterlite completed its initial public offering of American Depositary Shares (“ADS”), each representing one equity share, and listed its ADSs on the New York Stock Exchange and raised Rs. 80,506 million.
     SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 57.4% of SIIL’s equity as of March 31, 2009.
     The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
     The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and one zinc melting plant in North India.
     The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
     The Company owns 29.5% minority interest in Vedanta Aluminium Limited (“Vedanta Aluminium”), 70.5% owned subsidiary of Vedanta. Vedanta Aluminium commenced construction of an alumina refinery in the State of Orissa in Eastern India during fiscal 2004. On August 8, 2008, the Supreme Court of India cleared Vedanta Aluminium’s bauxite mining project in the Niyamgiri Hills. Vedanta Aluminium began the progressive commissioning of the greenfield alumina refinery in March 2007 and the first stream became fully operational during the quarter ended September 30, 2008.
     The Company acquired 100% shareholding of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of the first phase of a pit-head thermal coal-based power facility in the state of Orissa in Eastern India.
     In July 2008, following a competitive bidding process in which SEL was selected as the successful bidder, SEL acquired 100% ownership interest in Talwandi Sabo Power Limited (“TSPL”), a company created by the Punjab State Electricity Board of India for the purpose of undertaking a 1,980 MW thermal power project in the State of Punjab, India. TSPL is a development stage enterprise in the process of constructing the power plant.
     SIIL divested its aluminum conductor division, a component of SIIL, during fiscal 2007 through a sale to Sterlite Technologies Limited (formerly Sterlite Optical Technologies Limited) (“STL”), a company under common control. Accordingly, the consolidated income statement for the year ended March 31, 2007 have been recasted to present the result of the discontinued operations separately from the continuing operations.

2. Significant Accounting Policies
Basis of preparation
     The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The consolidated financial statements are presented in Indian Rupee (“Rs.”).
     Basis of consolidation
     The consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained. There are no Variable Interest Entities to be consolidated in accordance with Financial Accounting Standards Board (FASB) Interpretation 46(R), Consolidation of Variable Interest Entities (revised December 2003), an interpretation of ARB No. 51 (“FIN 46(R)”).
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
  Allowances for doubtful accounts
     Accounts receivable are generally secured. The Company establishes an allowance for doubtful accounts on all accounts receivable based on the present financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment.
  Inventories
     Inventories include raw materials, ore, concentrate, work-in-progress, stores and spares and finished goods and are stated at the lower of cost and net realizable value. Extraction of ore includes all indirect costs associated with the mining operations including costs such as manpower cost associated with the mining operations and repairs and maintenance of assets used in the mining operations, and also include depreciation, depletion and amortization associated with mining operations. Cost is determined as follows:
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
  Equity investment in associate
     An associate is an entity with respect to which the Company is in a position to exercise significant influence. Significant influence generally exists when the Company owns between 20.0% and 50.0% of the voting equity. Goodwill arising on the acquisition of associate is included in the carrying value of investment in associate.
     The consolidated statement of operations includes the Company’s share of associate’s results. The investment is initially recorded at the cost to the Company in the consolidated balance sheet and then, in subsequent periods, the carrying value of the investment is adjusted to reflect the Company’s share of the associate’s profits or losses, any impairment of goodwill and any other changes to the associate’s net assets.
  Property, plant and equipment
     Property, plant and equipment include land, buildings, mine properties, plant and machinery, assets under construction and others.
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
     Other buildings, plant and equipment, office equipment and fixtures and others are stated at cost less accumulated depreciation. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

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
  Assets under construction
     Assets under construction are capitalized in the capital work-in-progress account, which includes advances paid to vendors for supply of equipment. Upon completion of construction, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalized until the period of commissioning has been completed and the asset is ready for its intended use.
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
  Earnings per share (“EPS”)
     Basic EPS is computed by dividing earnings by the weighted average number of equity shares outstanding during the period.
     Diluted EPS is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted EPS by application of the if-converted method, except where the results will be anti-dilutive.
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
     The Company does not record deferred taxes on unremitted earnings of foreign subsidiaries, where it is probable that the temporary differences will not reverse in the foreseeable future or management intends to reinvest such unremitted earnings indefinitely. The Company also does not record deferred taxes on unremitted earnings of domestic subsidiaries since the Company expects to realize such earnings in a tax free manner.
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
     The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.
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
  Convenience translation
     The accompanying consolidated financial statements have been prepared in Indian Rupees, the functional currency of the Company. Solely for the convenience of the readers, the consolidated financial statements as of March 31, 2009 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 50.87 in the City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
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
Recently issued accounting pronouncements
     SFAS No. 157, Fair Value Measurements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the standard did not have a material effect on the consolidated financial position or results of operation of the Company.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operation for items within the scope of FSP 157-2, which will become effective beginning with the Company’s first quarter of 2010.
     In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When Market Activity Declines. FSP provides guidance on (i) estimating fair value of an asset or liability when volume and level of activity significantly decreases, and (ii) identifying transactions that are not orderly. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operation for items within the scope of FSP 157-4, which will become effective beginning with the Company’s first quarter of 2010.
     SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities —Including an amendment of FASB Statement No. 115”.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”) SFAS 159 permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. The Company has elected not to value any of its financials assets and liabilities other than those required by standards prior to SFAS 159.
     SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. Upon the adoption of SFAS 160, minority interests shall be reported within shareholders’ equity.
     SFAS No. 141 (R), “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combination” (“ SFAS 141(R)”). SFAS 141(R) improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 141(R) will have on the Company’s financial reporting and disclosures.
     SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”), which modifies and expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation and requires quantitative disclosures about fair value amounts and gains and losses on derivative instruments. It also requires disclosures about credit-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 161 will have on the Company’s financial reporting and disclosures.
     SFAS No. 165, “Subsequent Events”
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which provides guidance on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for fiscal years and interim periods ending after June 15, 2009. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 165 will have on the Company’s financial reporting and disclosure.
     SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”
     In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). The FASB Accounting Standards Codification (Codification) will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the US Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The issuance of SFAS 168 (and the Codification) will not change US GAAP except for certain non-public non-governmental entities and accordingly adoption of SFAS 168 will not have any impact on the Company’s financial reporting and disclosures.

     FASB Staff Position No. FAS 115-2 and FAS 124-2,” Recognition and Presentation of Other-Than-Temporary Impairments”
     In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. The objective of an other-than-temporary impairment analysis under existing U.S. generally accepted accounting principles (GAAP) is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis The Company is currently evaluating the impact of FAS 115 and FAS 124 on its consolidated financial position and results of operation for items within the scope of FAS 115-2 and FAS 124-2 which will become effective beginning with the Company’s first quarter of 2010.
     FASB Staff Position No. FAS 107-1 and APB 28-1,” Interim Disclosures about Fair Value of Financial Instruments.”
     In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FASB Staff Position (FSP) amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The Company is currently evaluating the impact of FAS 107 and APB-28 on its consolidated financial position and results of operation which will become effective beginning with the Company’s first quarter of 2010.
     FSP FAS 142-3 In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (FAS 142), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for FAS 142’s entity-specific factors. FSP 142-3 is effective for the Company beginning April 1, 2009. The Company would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009 and early adoption is prohibited. Its effects on future periods will depend on the nature and specific facts of assets acquired subject to FAS No. 142.
     FSP FAS 132 (R)-1 In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1). This guidance amends FAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to require more detailed disclosures about the fair value measurements of employers’ plan assets including (a) investment policies and strategies; (b) major categories of plan assets; (c) information about valuation techniques and inputs to those techniques, including the fair value hierarchy classifications (as defined by FAS No. 157) of the major categories of plan assets; (d) the effects of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets; and (e) significant concentrations of risk within plan assets. The disclosures required by the FSP is effective for the Company beginning April 1, 2009. This statement does not impact the consolidated financial results as it is disclosure-only in nature.
     FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”
     In April 2009, the FASB issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP 141(R)-1), to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination under SFAS 141(R). The Company’s management is currently evaluating the impact, if any, the adoption of FSP 141(R)-1 will have on the Company’s financial reporting and disclosures, which will become effective beginning with the Company’s first quarter of 2010.
     Emerging Issues Task Force (“EITF”) 08-6, “Equity Method Investment Accounting Considerations”
     In November 2008, the FASB issued EITF 08-6, “Equity Method Investment Accounting Considerations” (EITF 08-6), which clarifies the accounting for transactions such as Change in Level of Ownership or Degree of Influence and contingent consideration, and impairment considerations involving equity method investments. The Company’s management is currently evaluating the impact, if any, the adoption of EITF 08-6 will have on the Company’s financial reporting and disclosures, which will become effective beginning with the Company’s first quarter of 2010.
     EITF 08-7, “Accounting for Defensive Intangible Assets”
     In November 2008, the FASB issued EITF 08-7, “Accounting for Defensive Intangible Assets” (EITF 08-7), to clarify the accounting of acquired intangible assets in situations in which an entity does not intend to actively use the asset but intends to hold (lock up) the asset to prevent others from obtaining access to the asset (a defensive intangible asset), except for intangible assets that are used in research and development activities. The Company’s management is currently evaluating the impact, if any, the adoption of EITF 08-7 will have on the Company’s financial reporting and disclosures, which will become effective beginning with the Company’s first quarter of 2010.

3. Cash and Cash Equivalents
     Cash and cash equivalents consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Cash in hand	5	4	0.1
Cash at banks	2,344	1,218	23.9
Short-term deposit	10,014	1,479	29.1

Cash and cash equivalents	12,363	2,701	53.1

4. Restricted — Cash, Deposits and Investments
     Restricted cash, deposits and investments consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Dividend, debenture, debenture interest account	59	61	1.2
Short-term investment securities	1,600	1,765	34.7
Short-term deposits with banks	—	1,950	38.3

Restricted — cash, deposits and investments	1,659	3,776	74.2

     Short-term deposits with banks and investment securities have been pledged with banks for credit facilities.
     In accordance with the Indian Companies Act, 1956 (the “Companies Act”), dividends must be paid within thirty days from the date of the declaration and dividends unpaid or unclaimed after that period must be transferred within seven days after the expiry of such 30-day period to a special unpaid dividend account held at a designated banking institution. Further any amount of dividend, matured debentures or debentures interest which remains unpaid or unclaimed for seven years from the date it becomes due shall be transferred to the Investor Education and Protection Fund (“Fund”) established by the Government of India. Until transferred to such Fund, any such amount is treated as restricted cash under the Companies Act.
5. Short-Term and Long-Term Investments
     Short-term and long-term investments consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Short-term investments and deposits
Trading securities and deposits	150,567	184,814	3,633.0
Net unrealized holding gains	3,797	1,488	29.3

Fair value	154,364	186,302	3,662.3

Long-term investments
Investments at cost	984	984	19.3
Available for sale (“AFS”) securities
Carrying value	52	52	1.0
Net unrealized holding gains	87	8	0.2

Fair value	139	60	1.2

Long-term investments	1,123	1,044	20.5

     Investments at cost include the unquoted investment in equity shares of Andhra Pradesh Gas Power Corporation Limited (“APGPC”) in the amount of Rs. 984 million ($ 19.3 million). There are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of investment.
     AFS securities include quoted investments in equity securities that present the Company with the opportunity for return through dividend income and gains in value.

6. Accounts Receivable, net
     Accounts receivable, net consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Accounts receivable	13,352	7,659	150.6
Allowances for doubtful accounts	(12)	(20)	(0.4)

Accounts receivable, net	13,340	7,639	150.2

7. Accounts Payable
     Accounts payable consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Accounts payable	16,761	18,805	369.7
Acceptances	27,104	35,831	704.4

Accounts payable	43,865	54,636	1,074.1

     Acceptances represents bills of exchange drawn by suppliers of raw material that the bank accepts to make payment on the bill on its due date.
8. Inventories
     Inventories consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Finished goods	1,233	1,157	22.7
Work-in-progress	11,580	8,359	164.3
Raw materials	16,554	10,594	208.3
Stores and spares	3,991	4,512	88.7

Inventories	33,358	24,622	484.0

9. Property, Plant and Equipment, net
     Property, plant and equipment, net consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Land — freehold	255	269	5.3
Land development	237	238	4.7
Buildings	11,093	11,692	229.8
Mine properties	17,215	17,028	334.7
Plant and machinery	114,541	121,553	2,389.5
Office equipment and fixtures	1,365	1,597	31.4

Total cost	144,706	152,377	2,995.4
Accumulated depreciation, depletion and amortization	(47,481)	(54,796)	(1,077.1)

Property, plant and equipment, net of depreciation, depletion and amortization before assets under construction	97,225	97,581	1,918.3
Assets under construction	24,357	66,662	1,310.4

Property, plant and equipment, net	121,582	164,243	3,228.7

     Depreciation, depletion and amortization expense was Rs. 5,959 million (excluding Rs. 11 million for discontinued operations), Rs. 7,060 million and Rs. 7,845 million, ($ 154.2 million) for the years ended March 31, 2007, 2008 and 2009, respectively.
     Interest capitalized in property, plant and equipment was Rs. 31 million and Rs. 582 million ($ 11.4 million) for the years ended March 31, 2008 and 2009, respectively.

10.	Investment in Associate
     Investment in associate consists of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Equity investment in associate	3,524	—	—
Investment in Optionally fully convertible debentures of associate(1)	16,000	12,692	249.5

Investment in associate	19,524	12,692	249.5

(1)	secured by way of first charge on immovable properties of the associate, convertible at the option of the Company based on fair value of shares.
     In September 2008, out of Rs. 16,000 million of investment in optionally fully convertible debentures (OFCDs), Rs. 2,658 million ($ 52.3 million) had been converted into 1,772,268 equity shares of Rs. 10 each at a premium of Rs. 1,490 per share.
     The Company’s equity in net (loss)/income of associate was Rs. 24 million, Rs. 491 million and Rs. (6,001) million and the Company’s share in other comprehensive (loss)/ income was Rs. Nil, Rs. Nil and Rs. (831) million for the years ended March 31, 2007, 2008 and 2009 respectively. These have been adjusted as under:

	2007	2008	2009
	Rs. in millions	Rs. in millions	Rs. in millions
In equity investment	24	491	(6,182)
In investment in OFCD	—	—	(650)
11. Other Current and Non-Current Assets, net
     Other current and non current assets consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Advances to suppliers	4,491	5,172	101.7
Advances to employees	378	342	6.7
Deposits	1,285	2,021	39.7
Prepaid lease rentals	468	925	18.2
Fair value of derivatives — current	1,627	1,538	30.2
Others	3,780	5,096	100.2

Total other current and non-current assets	12,029	15,094	296.7
Allowances for doubtful advances	(160)	(158)	(3.1)

Other current and non-current assets, net	11,869	14,936	293.6

Balance sheet classification of the above assets is as follows:
Current	10,248	12,834	252.3
Non-current	1,621	2,102	41.3
12. Other Current Liabilities
     Other current liabilities consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Unclaimed dividend	38	37	0.7
Advances received	617	818	16.1
Interest accrued	147	809	15.9
Security deposits received	2,145	2,470	48.5
Fair value of derivatives	639	2,639	51.9
Provision for guarantee	1,412	—	—
Others	2,257	1,557	30.6

Other current liabilities	7,255	8,330	163.7

     Security deposits refer to deposits received from material and service suppliers as security against performance. These deposits are refundable on satisfactory completion of the contract.

13. Other Non-Current Liabilities
     Other non-current liabilities consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Retirement benefits	647	710	14.0
Provision for asset retirement obligations	307	323	6.3
Capital project retentions	—	3,862	75.9
Others	20	13	0.3

Other non-current liabilities	974	4,908	96.5

14. Asset Retirement Obligations
     Management estimated its gross aggregate obligations as of March 31, 2009 to be approximately Rs. 347 million ($ 6.8 million) for CMT, HZL and TCM. The estimated present value of these obligations was Rs. 336 million ($6.6 million) as of March 31, 2009.
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
     The agreement entered into between the Government of Tasmania and the Company, enabled by the Copper Mines of Tasmania (Agreement) Act, 1999, sets out certain concessions to the Company, specifically indemnity for pollution and contamination from activities on the site prior to April 1999 and legal liabilities of the Company and the rehabilitation requirements upon the eventual relinquishment of the leases. The obligations primarily relate to sealing of the mine and making it safe, removal of buildings, decommissioning of tailing dam and associated equipments. The Company has provided a draft Closure Plan to the regulator and is awaiting approval of the plan. The estimated cost of such obligation on a discounted basis is Rs. 316 million ($ 6.2 million) as of March 31, 2009. The Company utilizes the services of vendors to provide it with estimates of such costs and considers such data points in arriving at its best estimate of such obligations.
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
     Asset retirement obligations consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Asset retirement obligations, beginning of year	296	314	6.2
Accretion expense	15	47	0.9
Revision for changes in estimate	(3)	(5)	(0.1)
Settlement and others	(8)	(6)	(0.1)
Foreign exchange (gain) loss	14	(14)	(0.3)

Asset retirement obligations, end of year	314	336	6.6

Balance sheet classification of the above obligations is as follows:
Current	7	13	0.3
Non-current	307	323	6.3

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
  Working capital loans
     The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2008 and March 31, 2009 were Rs. 6,119 million and Rs. 2,531 million ($ 49.8 million), respectively. The facility consisted of Rs. 2,038 million ($ 40.1 million) working capital loan outstanding as of March 31, 2009, which is a US dollar denominated PCFC loan, and a Rs. 493 million ($ 9.7 million) cash credit facility. Interest on the PCFC facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 375 basis points. These working capital loans are secured against the inventories and trade accounts receivables.
  Foreign currency loans
     The Company had a US dollar denominated unsecured term loan facility of $ 92.6 million, the purpose of which was to refinance foreign currency loans with various banks. This facility consisted of a Tranche A of $ 67.6 million which was repaid in June 2007 and a Tranche B of $ 25.0 million which was repaid in September 2008. As per the loan agreement, in April 2006, these loans were converted into Japanese yen loans amounting to Tranche A of Japanese yen 8,012.6 million and Tranche B of Japanese yen 2,862.5 million. Amounts due under this facility as of March 31, 2008 and March 31, 2009 were Rs. 1,147 million and nil respectively.
     In September 2005, the Company entered into an unsecured term loan facility consisting of Japanese yen 3,570 million and $19.7 million, the purpose of which was to refinance foreign currency borrowings made in August 2002. The entire loan has been repaid on or prior to March 31, 2009. The balances under this facility as of March 31, 2008 and March 31, 2009 were Rs. 443 million and nil respectively.
     In November 2008, the Company entered into an US dollar denominated unsecured loan facility of $25.0 million, from DBS Bank Ltd (“DBS”), arranged by DBS, Mumbai Branch, which was drawn down at the coupon interest rate of LIBOR plus 345 basis point per annum. The loan is repayable in the three equal yearly installments beginning in November 2013. As of March 31, 2009, the balance under this facility was $ 25.0 million (Rs. 1,238 million). This is an unsecured facility.
  Term loans
     As of March 31, 2009, the Company had seven term loans which consist of two term loans from the ABN AMRO Bank N.V. (“ABN AMRO”), two from the Industrial Development Bank of India (“IDBI”) , two from the ICICI Bank Limited (“ICICI Bank”) and one from State Bank of India (“SBI”).
     The two term loans from ABN AMRO are pursuant to an Indian Rupee fixed rate term loan facility totaling Rs. 17,000 million, of which Rs. 15,904 million had been drawn down at an average interest rate of 7.3% per annum. The weighted interest rate on the loan outstanding now is 8.4%.These loans are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan of Rs. 10,000 million, repayable in twelve quarterly installments beginning January 2007, of which Rs. 8,490 million was paid by March 31, 2009. The second loan of Rs. 5,904 million repayable in eight quarterly installments due to commence in May 2009 of which Rs. 2,127 million has been prepaid. As of March 31, 2008 and March 31, 2009, the balances due under these loans were Rs. 7,599 million and Rs. 5,287 million ($103.9 million), respectively.
     Pursuant to the approval of the Board for Industrial and Financial Reconstruction (“BIFR”) for the rehabilitation scheme of India Foils Limited (“IFL”), the Company took over two loans aggregating Rs. 1,023 million granted by ICICI Bank on the same terms and conditions by way of two novation agreement entered into among the Company, IFL and ICICI Bank in November 2008. The first loan, of Rs. 773 million, at an interest rate of 10.0% per annum, is repayable in 12 quarterly installments beginning November 2008, of which Rs. 124 million was paid by March 31, 2009. The second loan of Rs. 250 million, at an interest rate of 10% per annum is repayable in 16 quarterly installments beginning November 2008, of which Rs. 31 million was paid by March 31, 2009. As of March 31, 2009, the total balance due under these loans was Rs. 868 million ($17.1 million). These are unsecured debts.

     The two loans from IDBI are pursuant to an Indian Rupee fixed rate term loan facility totaling Rs. 2,500 million. The first loan of Rs. 1,500 million taken in September 2008, has an interest rate of 12% per annum and is repayable in June 2009. The second loan of Rs. 1,000 million taken in December 2008, at an interest rate of Rs. 12.75% per annum, which has been reset to 12.0% per annum effective March 11, 2009 and is repayable in September 2009. As of March 31, 2009, the total balance due under these loans was Rs. 2,500 million ($49.1 million). These are unsecured debts.
     In February 2009, SEL has obtained Indian Rupee fixed rate term loan facilities of Rs. 5,000 million from SBI, of which Rs. 2,000 million had been drawn till March 2009. The interest rate of the loan is 12.0% per annum. This loan is expected to be converted into long term project finance facility of Rs. 19,000 million. The purpose of the loan is to meet project expenditures. As of March 31, 2009, the balance due under the loans is Rs. 2,000 million ($39.3 million) and the same is unsecured.
  Buyers’ credit
     As of March 31, 2009, the SEL has utilised extended credit terms (for a period ranging upto two years) relating to purchases of property, plant and equipment for its projects. As of March 31, 2008 and March 31, 2009, the balances were Rs. 3,047 million and Rs 11,451 million ($ 225.1 million), respectively. These loans bear interest at LIBOR plus 154 basis points. A fixed deposit of Rs. 1,950 million ($38.3 million) is under lien with SBI as security of loan of Rs. 1,998 million. The remaining balance of Rs. 9,453 million is unsecured.
     In fiscal 2009, BALCO had utilized the facility for project expenditures. As of March 31, 2009, the balances were Rs 1,260 million ($ 24.8 million). These loans bear interest at LIBOR plus 325 basis points. These are unsecured debts.
Non-convertible debentures
  As of March 31, 2009, the Company had three debentures issued to the Life Insurance Corporation of India (“LIC”)
     In April 2003, the Company issued Rs. 1,000 million ($ 19.7 million) Indian Rupee denominated non-convertible debentures to LIC. The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($ 7.9 million), is due in April 2010, and Tranche B, which is in the amount of Rs. 600 million ($ 11.8 million), is due in April 2013. Interest rates are linked to annualized Indian Government security rates. The applicable interest rate is 9.25% per annum. These debentures are secured by certain of SIIL’s immovable properties.
     In November 2008, BALCO issued Rs. 5,000 million ($ 98.3 million) non-convertible debentures to LIC. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charges on movable and immovable properties, present and future, tangible or intangible other than current assets of BALCO to the extent of 1.33 times of the issued amount. The debentures are repayable in three equal yearly installments beginning November 2013.
     Short-term and current portion of long-term debt consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Short-term debt with banks and financial institutions	6,119	7,031	138.2
Current portion of long-term debt(1)	4,071	13,171	258.9

Short-term and current portion of long-term debt	10,190	20,202	397.1

Weighted average interest rate on short-term debt	4.6%	6.8%	6.8%
Unused line of credit on short-term facilities	46,393	60,937	1,197.9

Note:

(1)	Include debts outstanding to related parties of Rs. 281 million and Rs. 851 million ($ 16.7 million) as of March 31, 2008 and March 31, 2009, respectively.

     Long-term debt, net of current portion consists of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Bank and financial institutions	12,293	20,128	395.7
Non-convertible debentures	1,000	5,996	117.9
Others (1)	727	1,431	28.1

Long-term debt	14,020	27,555	541.7
Less: Current portion of long-term debt	(4,071)	(13,171)	(258.9)

Long-term debt, net of current portion	9,949	14,384	282.8

(1)	Include debts outstanding to related parties of Rs. 281 million and Rs. 851 million ($ 16.7 million) as of March 31, 2008 and March 31, 2009, respectively.
     The scheduled maturity of long-term debt is set out as below:

		US dollars
As of March 31,	Rs. in millions	in millions
2010	13,171	258.9
2011	2,557	50.3
2012	5,040	99.1
2013	—	—
2014	2,091	41.1
Thereafter	4,696	92.3

Total	27,555	541.7

16. Business Combinations and Divestures
a. Call option — HZL
     The Company’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), has the right to purchase all of the Government of India’s remaining shares in HZL at fair market value. As of March 31, 2008 and March 31, 2009 the Government of India’s holding in HZL was 29.5%. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. With effect from April 11, 2007, SOVL has the right to purchase all of the Government of India’s remaining shares in HZL. The option has no expiry date. The Company has not yet exercised the option. The Company continues to engage in talks with the Government of India to agree on a process to complete the transaction.

b. Call option — BALCO
   The Company purchased a 51% holding in BALCO from the Government of India on March 2, 2001. Under the terms of this shareholder’s agreement (“SHA”) for BALCO, the Company has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. The Company sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court directed on August 7, 2006 that the parties attempt to settle the dispute by way of a mediation process as provided for in the SHA. Since the dispute could not be settled through mediation, it has been referred to arbitration as provided for in the SHA. Arbitration proceedings commenced on February 16, 2009. The Company has filed its claim statement before the Arbitration Tribunal. The Government of India has been directed by the arbitrators to file its reply on the Company’s claim statement by July 10, 2009 and also directed the parties to complete the procedural aspects and has fixed the matter on August 26, 2009 for further directions.
17. Accumulated Other Comprehensive Income/(Loss)
     The components of accumulated other comprehensive income/(loss) consist of the following as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Unrealized gain on available-for-sale securities	58	8	0.2
Foreign currency translation adjustment	(72)	(399)	(7.9)
Unrealized loss on cash flow hedges	(304)	(432)	(8.5)

Accumulated other comprehensive loss	(318)	(823)	(16.2)

18. Shareholders’ Equity
  Issued shares
     SIIL’s issued equity share capital as of March 31, 2008 and 2009 was Rs. 1,417 million ($ 27.9 million), consisting of 708,494,411 shares of Rs. 2 each.
     SIIL issued an additional 150,000,000 equity share in June 2007, resulting in an increase in issued equity share capital from 558,494,411 shares to 708,494,411 shares.
     Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.
  General reserves
     Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves as determined in accordance with applicable regulations were Rs. 3,602 million as of March 31, 2008 and Rs. 5,642 ($ 110.9 million) as of March 31, 2009.
  Debenture redemption reserve
     The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as of March 31, 2008 and 2009 include Rs. 146 million and Rs. 176 million ($ 3.5 million) of debenture redemption reserve, respectively.
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
     If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings of the standalone financial statements of SIIL include Rs. 769 million ($ 15.1 million) of preference share redemption reserve as of March 31, 2008 and March 31, 2009 respectively.

  Dividends
     Each equity share holder is entitled to dividends as and when the Company declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Equity dividends paid were nil for the year ended March 31, 2008 and Rs. 2,834 million ($ 55.7 million) the year ended March 31, 2009. Dividend distribution taxes on the equity dividends were nil for the year ended March 31, 2008 and Rs. 481 million ($ 9.4 million) for the year ended March 31, 2009.
     Dividends are payable from the profits determined under generally accepted accounting principles in India (“Indian GAAP”) from statutory standalone financial statements.
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
  Interest rate risk
     The short-term debt of the Company is principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The long-term debt is principally denominated in Indian Rupees and US dollars. The US dollar debt is split between fixed and floating rates (linked to six-month US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
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
     The fair value of the Company’s open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and other current liabilities is as follows:

	2008		2009		2009
As of March 31,	Asset	Liability	Asset	Liability	Asset	Liability
	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	US dollars	US dollars
					in millions	in millions
Cash flow hedges:
Commodity contracts	—	19	—	—	—	—
Forward foreign currency contracts	18	307	1,189	501	23.4	9.8
Fair value hedges:
Commodity contracts	—	30	—	10	—	0.2
Forward foreign currency contracts	183	283	323	—	6.3	—
Non-qualifying hedges:
Commodity contracts	1,426	—	26	2,128	0.5	41.9
Fair value	1,627	639	1,538	2,639	30.2	51.9

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
  Cash flow hedges
     The Company, in its copper business, on selected basis hedged its revenue from variable margins and free copper by entering into future contracts. The main purpose of hedging is to fix the prices at a desired level. These are highly probable forecast transactions and accordingly have been accounted for as cash flow hedges and stated at fair value. The Company has also hedged part of its future sales in its zinc business. The change in fair value on these derivative contracts is recorded in OCI. These hedges have been effective for the year ended March 31, 2009.
     The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged a part of its foreign currency exposure on capital commitments during fiscal 2009. Fair value changes on the open forward contracts are recognized in OCI.
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
     Reconciliation for changes in net loss from derivative instruments reported in other comprehensive income is as follows:

	Accumulated other	Share of
	comprehensive	minority
	losses	interests	Total	Total
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Unrealized derivative loss as of April 1, 2007	522	54	576
Amount recognized in other comprehensive income, net of tax of Rs. 37 million ($0.9 million)	(123)	52	(71)
Amount reclassified to income statement, net of tax Rs. 127 million ($3.2 million)	(95)	(105)	(200)

Unrealized derivative loss as of March 31, 2008, net of tax Rs. 2 million ($0.1 million)	304	1	305

Unrealized derivative loss as of April 1, 2008	304	1	305	6.0

Amount recognized in other comprehensive income, net of tax of Rs. 170 million ($ 3.3 million)	273 (1)	(71)	202	4.0
Amount reclassified to income statement, net of tax Rs. 1 million ($ nil million)	(145)	142	(3)	(0.1)

Unrealized derivative loss as of March 31, 2009, net of tax Rs. 170 million ($ 3.3 million)	432	72	504	9.9

(1)	Includes share in associate Rs. 831 million.
     Unrealized derivative losses that are reported in accumulated other comprehensive income will be reclassified into earnings when the underlying transactions such as imports or exports of materials, repayment of debt and purchase of capital items occur. The entire amount in the table above is expected to be reclassified into earnings within the next 12 months.
  (b) Other financial instruments
     The carrying amounts of cash and cash equivalents, liquid and short-term investments in mutual funds, accounts receivable, related party receivable and other current assets, accounts payable, acceptances, accrued expenses, other current liabilities and short-term debt approximate their fair values due to the short terms of these instruments.
     The fair values of debt and other non-current liabilities have been estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread required by the Company’s lenders for instruments of the given maturity.
     The following table presents a comparison of the fair values and carrying values of principal financial instruments of the Company:

	2008		2009		2009
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
As of March 31,	value	fair value	value	fair value	value	fair value
	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	US dollars	US dollars
					in millions	in millions
Assets:
Long-term investments	1,123	1,123	1,044	1,044	20.5	20.5
Other non-current assets	1,621	1,621	2,102	2,102	41.3	41.3
Liabilities:
Long-term debt, net of current portion	9,949	9,873	14,384	14,510	282.8	285.2
Other non-current liabilities	974	974	4,908	4,777	96.5	93.9

20. Commitments, Contingencies and Guarantees
  (a) Commitments and contingencies
  (i) Commitments
     The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.
•	Capital commitments
     Significant capital commitments of the Company as of March 31, 2009 amounted to Rs. 67,607 million ($1,329.0 million), and these are related to capacity expansion projects, including commitments amounting to Rs. 27,496 million ($540.5 million) for the Company’s new energy business.
•	Export obligations
     The Company has export obligations of Rs. 60,487 million ($ 1,189.1 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 8,417 million ($ 165.5 million), reduced in proportion to actual exports. Due to the remote likelihood of the Company being unable to meet its export obligations, no loss is anticipated with respect to these obligations and hence no provision has been made in its consolidated financial statements.
  (ii) Contingencies
     The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claims related to these tax liabilities is Rs. 4,410 million ($ 86.7 million). Management has evaluated these contingencies and hence has recorded Rs. 101 million ($ 2.0 million) as current liabilities as of March 31, 2009.
     Claims by third parties amounted to Rs. 4,807 million ($ 94.5 million) as of March 31, 2009. No liability has been recorded against these claims, based on management’s estimate that none of these claims would become obligations of the Company. The Company intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations.
     Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.
  (b) Guarantees
     The Company has given guarantees on the issuance of customs duty bonds amounting to Rs. 879 million ($ 17.3 million) for import of capital equipment at concessional rates of duty. The Company does not anticipate any liability on these guarantees.
     The Company has issued a corporate guarantee of Rs. 21,000 million ($ 412.8 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 14,704 million ($ 289.1 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs. 134 million ($ 2.6 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. As of March 31, 2009, management determined that the Company had no liability on either of these guarantees.
     The Company has given a bank guarantee amounting to Australian Dollar 5.0 million (Rs 175 million or $ 3.4 million) in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($ 6.3 million). These liabilities are fully recognised in the consolidated financial statements of the Company.

     The management of the Company does not anticipate any additional liability on these guarantees.
     The Company has given bank indemnity guarantees amounting to Australian Dollar 2.9 million (Rs. 100 million or $ 2.0 million) in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the financial statements of the Company. The management of the Company does not anticipate any additional liability on these guarantees.
     The Company has given performance bank guarantees amounting to Rs. 2,809 million ($ 55.2 million) as of March 31, 2009. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2009 is Rs. 2,047 million ($ 40.2 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 493 million ($ 9.7 million) for litigations, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.
     The Company gave an irrevocable letter of credit amounting to US$100 million in favor of the Asarco LLC, USA (“Asarco”) as a security deposit at the time of the Company entered into a Purchase and Sale Agreement (“PSA”) with Asarco. (Refer note no. 30)
     The Company’s outstanding guarantees cover obligations aggregated to Rs. 47,160 million ($ 927.1 million) as of March 31, 2009. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the financial statements for these guarantees.
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
     Regular income taxes are assessed based on book profits prepared under Indian GAAP adjusted in accordance with the provisions of the Indian Income Tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, the use of tax losses carried forward and gratuity costs.
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
     The assessment of Indian companies, falling under different jurisdiction within India, is completed for fiscal year 2004 to fiscal year 2007.
     There are various tax exemptions or tax holidays available to companies in India. The most important to the Company are:
•	The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated areas of India can benefit from a tax holiday. A typical tax holiday would exempt 100.0% of the profits from the undertaking for five years, and 30.0% for five years thereafter.

•	The power plants’ exemption — Profits on newly constructed power plants can benefit from a tax holiday. A typical holiday would exempt 100.0% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company.

•	Wind power plant’s exemption — Profits are exempt from income tax for any continuous block of 10 years in the first 15 years of operations. Accelerated depreciation of 80% is available in the first year of operations.

•	Export Oriented Unit’s exemption — Profits from units designated as an Export Oriented Unit, from where goods are exported out of India, are exempt from tax upto March 2010.
     The effect of such tax holidays were Rs. 5,192 million (impact on basic EPS — Rs. 9.30), Rs. 5,855 million (impact on basic EPS — Rs. 8.68) and Rs. 6,274 million ($.123.3 million) (impact on basic EPS — Rs. 8.85 ($0.2)) for the years ended March 31, 2007, 2008 and 2009, respectively.
     Business losses can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year for which the loss was first computed. Unabsorbed depreciation can be carried forward for an indefinite period.
     Income before income taxes consisted of the following for the year ended March 31:

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Indian Income	88,951	79,133	49,884	980.6
Foreign Income	4,583	3,693	4,471	87.9

	93,534	82,826	54,355	1,068.5

     Details of tax expense charged to statements of operations for the years ended March 31:

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Current tax:
Indian income tax	21,849	17,620	7,098	139.6
Foreign income tax	1,343	790	943	18.5

Total current tax	23,192	18,410	8,041	158.1

Deferred tax:
Indian income tax	1,904	3,046	(1,986)	(39.1)
Foreign income tax	63	168	391	7.7

Total deferred tax	1,967	3,214	(1,595)	(31.4)

Income taxes for the year	25,159	21,624	6,446	126.7
Effective income tax rate	26.9%	26.1%	11.9%	11.9%
     Tax effects of significant temporary differences on the income tax expense (benefit) are as follows:

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Deferred tax on equity in net loss of associate	—	—	(2,040)	(40.1)
Others	1,967	3,214	445	8.7

	1,967	3,214	(1,595)	(31.4)

     A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Company’s effective income tax rate for the year ended March 31:

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Income before income taxes, minority interests and equity in net gain/(loss) of associate	93,534	82,826	54,355	1,068.5
Indian statutory income tax rate	33.7%	34.0%	34.0%	34%
Expected income tax (benefit) expense at statutory tax rate	31,483	28,153	18,475	363.2
Disallowable expenses	325	550	23	0.5
Non-taxable income	(1,016)	(3,145)	(3,535)	(69.5)
Impact of tax rate differences	(159)	(78)	(177)	(3.5)
Tax holiday and similar exemptions	(5,192)	(5,855)	(6,274)	(123.3)
Deferred tax on equity in net loss of associate	—	—	(2,040)	(40.1)
Minimum alternative tax/wealth tax	—	1,227	648	12.7
Other permanent differences	40	25	1	0.0
Valuation allowance (reversal)/provision	(14)	—		—
Adjustments to income tax provisions based on tax assessments	(308)	747	(675)	(13.3)

Income taxes recognized in the statement of operations	25,159	21,624	6,446	126.7

     Valuation allowances created in the past have been reversed/utilized on account of the generation of taxable profits in a subsidiary.
     The Company’s income tax provision from continuing operations for the year ended March 31, 2009 was Rs. 6,446 million ($ 126.7 million). The effective tax rate for the year ended March 31, 2009 was 11.9 % and the difference between the statutory tax rate of 34.0% and the effective tax rate was primarily due to tax holidays, exemptions available to Indian companies and deferred tax in respect of investment in associate.

     Effective April 1, 2007 the Company adopted the provisions of FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes, and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the Company had recognized a Rs. 535 million decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods, which were accounted for as an increase to the April 1, 2007 balance of retained earnings.
     Reconciliation for unrecognized tax benefit is as follows:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Unrecognized tax benefit, beginning of the year	1,219	1,184	23.3
Addition/(reduction) of tax positions of prior years	58	(498)	(9.8)
Settlements	(93)	(262)	(5.2)

Unrecognized tax benefit, end of the year	1,184	424	8.3

     The Companies’ total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs. 424 million ($ 8.3 million) as of March 31, 2009 and thereby would affect the Company’s effective tax rate.
     In addition, the Company has accrued interest and necessary penalties, where applicable, of Rs. 30 million ($ 0.6 million) related to unrecognized tax positions.
     Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.
     Components of activities gave rise to deferred tax assets and liabilities as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Deferred tax asset:
Fair valuation of assets and liabilities	—	382	7.5
Voluntary retirement scheme	32	13	0.2
Accounts receivable, net	175	44	0.9
Employee benefits	187	258	5.1
Minimum alternate tax credit	1,157	1,701	33.4
Deferred tax on equity in net loss of associate	—	2,040	40.1
Others	401	391	7.7

Gross deferred tax asset	1,952	4,829	94.9
Less: Valuation allowance	(1,157)	(1,701)	(33.4)

Net deferred tax asset	795	3,128	61.5

Deferred tax liabilities:
Fair valuation of assets and liabilities	(1,059)	(831)	(16.3)
Property, plant and equipment	(15,849)	(16,186)	(318.2)
Others	(226)	(482)	(9.5)

Total deferred tax liabilities	(17,134)	(17,499)	(344.0)

Net deferred tax liabilities	(16,339)	(14,371)	(282.5)

     The following are the details of the deferred tax assets and liabilities as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Deferred tax assets
Current	421	625	12.3
Non-current	374	2,503	49.2

Total	795	3,128	61.5

Deferred tax liabilities
Current	765	208	4.1
Non-current	16,369	17,291	339.9

Total	17,134	17,499	344.0

     One of the Company’s subsidiaries had set up a deferred tax asset, for MAT paid which is available as a set off against regular income tax payable in the immediately succeeding seven years. Due to the increased income tax benefits expected to be available from its power generation activity and the expected reduction in the regular income taxes, the Company does not expect to set off the MAT credit and has therefore established a valuation allowance against the MAT credit in the years ended March 31, 2008 and March 31, 2009.
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
  Defined contribution plans
     The Company contributed an aggregate of Rs. 257 million, Rs. 314 million and Rs 334 million ($ 6.6 million) for the years ended March 31, 2007, 2008 and 2009, respectively, to the following defined contribution plans:
     Central provident fund
     In accordance with Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2009) of an employee’s basic salary. These contributions are made to the fund administered and managed by the Government of India or to independently managed and approved funds. The Company has no further obligations under the plan beyond its monthly contributions which are charged to income in the period they are incurred. The benefits are paid to employees on their retirement or resignation from the Company.
     Superannuation
     Superannuation, another pension scheme applicable in India, is applicable only to senior executives. Each relevant company holds a policy with LIC, to which each company contributes a fixed amount relating to superannuation and the pension annuity is met by the LIC as required, taking into consideration the contributions made. Accordingly, this scheme has been accounted for as a defined contribution plan and contributions are charged directly to the statements of operations.
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
     The Company’s contribution to the above defined contribution plans aggregated Rs. 27 million, Rs. 28 million and Rs. 34 million ($ 0.7 million) for years ended March 31, 2007, 2008 and 2009 respectively.

  Defined benefit plans
     Gratuity plan
     In accordance with Payment of Gratuity Act of 1972, SIIL and its Indian subsidiaries provide a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement, disability or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company.
     Actuarial valuations of the assets of the schemes are performed on an annual basis where such assets are held in separate funds managed by LIC of India.

     The following table sets out the funded status and the amount recognized in the financial statements for the gratuity plans as of March 31:

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Change in projected benefit obligation:
Projected benefit obligation, beginning of year	1,200	1,359	1,484	29.2
Service cost	65	75	81	1.6
Interest cost	89	104	112	2.2
Actuarial (gain) loss	56	1	56	1.1
Benefits paid	(51)	(55)	(84)	(1.7)

Projected benefit obligation, end of the year	1,359	1,484	1,649	32.4

Change in plan assets:
Fair value of plan assets, beginning of year	720	783	870	17.1
Actual return on plan assets	54	71	79	1.6
Company contributions	60	71	113	2.2
Translation loss	—	—	3	0.1
Benefits paid	(51)	(55)	(84)	(1.7)

Fair value of plan assets, end of the year	783	870	981	19.3

Shortfall of plan assets, over benefit obligation	(576)	(614)	(668)	(13.1)

Accrued pension cost	(576)	(614)	(668)	(13.1)

Accumulated benefit obligation	1,256	1,132	1,202	2.4

     Liability for the post retirement medical benefits was Rs. 27 million, Rs. 35 million and Rs. 42 million ($0.8 million) as of March 31, 2007, 2008 and 2009 respectively.
     The Company expects to contribute Rs. 100 million ($2.0 million) to the defined benefit plans in fiscal 2010.
     Net gratuity cost for the years ended March 31 consists of the following components:

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Service cost	65	75	81	1.6
Interest cost	89	104	112	2.2
Expected return on plan assets	(56)	(69)	(81)	(1.6)
Recognized net actuarial (gain) loss	57	—	56	1.1

Net periodic benefit cost	155	110	168	3.3

     The assumptions used in accounting for the gratuity plan for the years ended March 31 are set out below:

	2007	2008	2009
Discount rate	7.5%-8%	7.5%-7.8%	7.5%
Rate of increase in compensation level of covered employees	5.0%	5.0%	5.0%
Expected return on assets	8.0%	7.5%-9.1%	7.5%-9.45%
     The following table presents estimated future benefit payments relating to the Gratuity Plans:

Year Ended March 31,	Rs. in millions	US dollars in millions
2010	84	1.7
2011	134	2.6
2012	159	3.1
2013	196	3.9
2014	216	4.2
Thereafter for five years	1,221	24.0

23. Share-Based Compensation Plans
     The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta.
  The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)
     The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 with further awards being made in June 2004, November 2004, February 2006 and November 2007. The exercise price of the awards is 10 US cents per share and the performance period of each award is three years.
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
     The parent, Vedanta, on the basis of fair value of options granted to the Company employees charged a proportionate cost to the Company in the amount of Rs. 161 million, Rs. 152 million and Rs. 516 million ($ 10.1 million) which is recorded in the statements of operations for the years ended March 31, 2007, 2008 and 2009, respectively.
24(i). Other Income/Expenses
     Pursuant to the approval of BIFR, for the rehabilitation scheme of IFL,in fiscal 2009, the Company was allotted preference shares of IFL amounting to Rs. 1,520 million in payment of the net loans and guarantees aggregating Rs. 1,549 million that devolved on the Company in fiscal 2009. The Company subsequently sold the preference shares for a nominal value and incurred a loss of Rs. 1,520 million ($29.9 million). Other expenses for guarantees, impairment of investments and loan in fiscal 2009 represent the difference of Rs. 137 million between the loss of Rs. 1,520 million on the sale of the preference shares, an additional charge of Rs. 29 million and the write-back of the provision of Rs. 1,412 million, made previously.
     During fiscal 2008, by virtue of an agreement for sale of IFL’s shares held by The Madras Aluminium Company Limited (“MALCO”), a related party, a further liability had evolved upon the Company and hence the Company had revised its liability to Rs. 1,412 million by recognizing an additional provision of Rs. 628 million during fiscal 2008. The management of the Company does not anticipate any further liability in relation to this matter.
     In the year ended March 31, 2007 the Company sold a property, consisting primarily of land and buildings in Mumbai, for Rs. 1,000 million, resulting in a profit of Rs. 986 million.
     The Company offered a voluntary separation package in its zinc operations for which Rs. 97 million was recognized in the statement of operations in the year ended March 31, 2007.
24(ii). Interest and Dividend Income

For the year ended March 31	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Dividend Income	631	5,444	9,030	177.5
Interest Income	1,441	1,104	7,698	151.3

Total	2,072	6,548	16,728	328.8

24(iii). Foreign Currency Gain(loss)
     Net foreign currency gains/(losses) included in determining the net income for the year ended March 31, 2007, 2008 and 2009 were Rs. (457.52) million, Rs. 324.5 million and Rs. (6,536.2) million ($128.5 million) respectively.
25. Earnings per Share
     The following basic and diluted EPS is adjusted retroactively for all the periods presented to reflect the impact of stock dividend, rights issue and stock split effective as of May 12, 2006 in the tables below for the years ended March 31:

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Net income from continuing operations	47,346	42,600	29,562	581.1
Net income from discontinued operations	86	—	—	—

Net income	47,432	42,600	29,562	581.1

	2007	2008	2009	2009
	Rs.	Rs.	Rs.	US dollars
Weighted average number of ordinary shares for earnings per share	558,494,411	674,478,018	708,494,411	708,494,411
Earnings per share:
Income from continuing operations	84.78	63.16	41.7	0.8
Income from discontinued operations	0.15	—	—	—

Earnings per share	84.93	63.16	41.7	0.8

     As of March 31, 2007, 2008 and 2009, the Company did not have any potentially dilutive outstanding equity shares.
26. Related Party Transactions
     The Company enters into transactions in the normal course of business with its related parties, including its parent, Vedanta and its subsidiaries and companies over which it has significant influence. The significant transactions relate to normal sale and purchase of goods, reimbursement of expenses incurred, issuance of guarantees and investments. Related party transactions also include legal fees paid to a firm in which a director of a wholly-owned subsidiary is a partner, on normal commercial terms and conditions. All inter-company transactions and balances are eliminated in consolidation. A summary of significant related party transactions for the years ended 2007, 2008 and 2009 is noted below:
  Enterprises where principal shareholders have control or significant influence
•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Sterlite Technologies Limited (“STL”)

•	Sterlite Gold Limited/Ararat Gold Recovery LLC (“SGL”)/ (“AGRC”) *

•	Konkola Copper Mines plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

•	Anil Agarwal Foundation

•	Political and Public Awareness Trust

•	Volcan Investments Limited (“Volcan”)

•	Vedanta Resources Holding Limited

•	Vedanta Resource Cyprus Limited

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”)
  Associate
     Vedanta Aluminium Limited (“Vedanta Aluminium”)
  Associate of Vedanta Resources Plc
     India Foils Limited (“IFL”) **

*	With the disposal of holding in SGL in September 2007, these are no more the related party of the Company

**	With the hive off of IFL in November 2008, this is no more the related party of the Company.

     Summary of significant related party transactions are as follows:

For the Year Ended March 31,	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Sales
STL	2,320	3,268	4,467	87.8
IFL	1,988	1,417	549	10.8
MALCO	13	7	3	0.1
Vedanta Aluminium	202	—	1,613	31.7
Purchases
STL	50	11	4	0.1
MALCO	349	—	31	0.6
Sesa Industries	—	2	30	0.6
Sesa Goa	—	—	2	0.0
Vedanta Aluminium	—	—	4,354	85.6
KCM	—	—	111	2.2
Interest and dividend income/(expense)
Vedanta	(212)	—	(10)	(0.2)
MALCO	(13)	—	(102)	(2.0)
Vedanta Aluminium	—	40	528	10.4
IFL	11	—	—	—
Twin Star Holdings Ltd	—	—	(1,615)	(31.7)
MCNV	—	—	(653)	12.8
Other (payments)/receipts
Vedanta	(272)	(201)	(229)	(4.5)
Sterlite Foundation and Anil Agarwal Foundation	(30)	(24)	(45)	(0.9)
MALCO	117	—	(41)	(0.8)
KCM	64	—	3	0.1
AGRC	4	—	—	—
STL	2	1	4	0.1
Vedanta Aluminium	(313)	(1,797)	205	4.0
Sesa Goa	—	—	33	0.6
Investment during the year
Vedanta Aluminium	1,315	16,000	—	—
IFL(Refer note 24(i))	—	—	—	—
Loans during the year
Vedanta Aluminium	—	3,890	11,450	225.1
KCM	—	—	3,931	77.3
Sale of business
STL	1,485	—	—	—
Sale of assets
Vedanta Aluminium	—	—	(81)	(1.6)
Guarantees outstanding*
Vedanta Aluminium	6,144	18,733	35,838	704.5
IFL	1,820	1,820	—	—

*	Maximum guarantee amount and does not represent actual liability.

     The significant receivable from and payable to related parties as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Receivable from/(payable to)
IFL	369	—	—
STL	827	274	5.4
MCNV	(3,607)	(570)	(11.2)
Vedanta	(996)	(1,735)	(34.1)
KCM	131	5,625 (1)	110.6
Twinstar Infrastructure Limited	(281)	(281)	(5.5)
Sesa Goa	3	16	0.3
Vedanta Aluminium	4,872	16,087 (1)	316.2
Twin Star Holding Limited	—	1	0.0

(1)	Includes loan receivable of Rs. 5,364 million and Rs. 15,340 million from KCM and Vedanta Aluminium, respectively. Of these interest bearing loans Rs. 5,364 million and Rs. 6,850 million from KCM and Vedanta Aluminium respectively are payable by March 31, 2010. The balance of Rs. 8,490 million is repayable in quarterly instalments of Rs. 250 million commencing June 30, 2010.
27. Segment Information
     The Company is primarily in the business of non-ferrous mining and metals in India and Australia. The Company has five reportable segments: copper, zinc, aluminum, power and corporate and others. The management of the Company is organized by its main products: copper, zinc, aluminum and power. Each of the reported segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker (CODM). Segment profit amounts are evaluated regularly by the Company’s Chief Executive Officer (“CEO”) who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
  Copper
     The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT. The segment also includes a precious metal refinery at Fujairah in the United Arab Emirates.
  Zinc
     The Company’s zinc business is owned and operated by HZL. The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India ,one zinc smelter in Southeast India and one zinc melting plant in North India
  Aluminum
     The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.
  Power
     The power business consist of operations by SEL, the wholly owned subsidiary of the company, TSPL, the wholly owned subsidiary of SEL and wind power operations of HZL. This segment has been separately disclosed for the year ended March 31, 2009.

  Corporate and others
The operating segment “Corporate and others” includes other corporate activities.
  (a) Business segments
     The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance.
     The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the years ended March 31, 2007, 2008 and 2009.

				Corporate(1)
For the Year Ended March 31, 2007	Copper	Zinc	Aluminum	and others	Elimination	Total
			Rs. in millions
Net sales to external customers	115,192	85,963	40,091	—	—	241,246
Inter-segment sales	—	—	911	—	(911)	—

Segment sales	115,192	85,963	41,002	—	(911)	241,246

Segment profit	17,689	65,129	15,765	(2)	—	98,581
Depreciation, depletion and amortization	(1,440)	(2,124)	(2,394)	(1)	—	(5,959)
Voluntary retirement scheme expenses		(97)	—	—	—	(97)
Gain on sale of real estate	986	—	—	—	—	986

Operating income (loss)	17,235	62,908	13,371	(3)	—	93,511
Interest and dividend income						2,072
Interest expense						(4,329)
Net realized and unrealized investment gains						2,280

Income before income taxes, minority interests and equity in net income of associate						93,534
Income taxes						(25,159)

Income after income taxes, before minority interests and equity in net income of associate						68,375
Minority interests						(21,053)
Equity in net income of associate, net of taxes				24		24

Net income from continuing operations						47,346

Income from divested business, net of tax						86

Net income						47,432

Assets
Segment assets	66,653	95,508	54,043	6,644	—	222,848
Investment in associate	—	—	—	3,033	—	3,033

Total assets	66,653	95,508	54,043	9,677	—	225,881

Additions to property, plant and equipment	2,023	11,125	1,388	6,153		20,689

(1)	Includes power segment assets of Rs. 6,156 million.

				Corporate(1)
For the Year Ended March 31, 2008	Copper	Zinc	Aluminum	and others	Elimination	Total
			Rs. in millions

Net sales to external customers	126,276	78,222	41,596	320	—	246,414
Inter-segment sales	—	—	99	—	(99)	—

Segment sales	126,276	78,222	41,695	320	(99)	246,414

Segment profit	12,650	55,563	14,244	384	—	82,841
Depreciation, depletion and amortization	(1,613)	(2,371)	(2,663)	(413)	—	(7,060)
Guarantees, impairment of investment and loan	—	—	—	(628)		(628)

Operating income (loss)	11,037	53,192	11,581	(657)	—	75,153
Interest and dividend income						6,548
Interest expense						(3,386)
Net realized and unrealized investment gains						4,511

Income before income taxes, minority interests and equity in net income of associate						82,826
Income taxes						(21,624)

Income after income taxes, before minority interests and equity in net income of associate						61,202
Minority interests						(19,093)
Equity in net income of associate, net of taxes				491		491

Net income from continuing operations						42,600

Income from divested business, net of tax						—

Net income						42,600

Assets
Segment assets	144,694	133,233	57,146	21,582	—	356,655
Investment in associate	—	—	—	19,524	—	19,524

Total assets	144,694	133,233	57,146	41,106	—	376,179

Additions to property, plant and equipment	1,120	12,499	3,923	11,604		29,146

(1)	Includes power segment sales of Rs. 320 million, operating loss of Rs. 28 million and segment asset of Rs. 21,200 million.

					Corporate
For the Year Ended March 31, 2009	Copper	Zinc	Aluminum	Power	and others	Elimination	Total	Total
			Rs. in millions					US dollars
								in millions
Net sales to external customers	116,525	55,724	39,170	773	—	—	212,192	4,171.3
Inter-segment sales	145	—	166	—	—	(311)	—	—

Segment sales	116,670	55,724	39,336	773	—	(311)	212,192	4,171.3

Segment profit	12,574	27,777	8,954	792	132	—	50,229	987.4
Depreciation, depletion and amortization	(2,017)	(2,629)	(2,590)	(608)	(1)	—	(7,845)	(154.2)
Guarantees, impairment of investment and loan	—	—	—	—	(137)		(137)	(2.7)

Operating income (loss)	10,557	25,148	6,364	184	(6)	—	42,247	830.5
Interest and dividend income							16,728	328.8
Interest expense							(6,874)	(135.1)
Net realized and unrealized investment gains							2,254	44.3

Income before income taxes, minority interests and equity in net income of associate							54,355	1,068.5
Income taxes							(6,446)	(126.7)

Income after income taxes, before minority interests and equity in net income of associate							47,909	941.8
Minority interests							(12,346)	(242.7)
Equity in net loss of associate,					(6,001)		(6,001)	(118.0)

Net income from continuing operations							29,562	581.1

Income from divested business, net of tax							—	—

Net income							29,562	581.1

Assets
Segment assets	148,017	159,903	68,511	51,585	2,378	—	430,394	8,460.7
Investment in associate	—	—	—	—	12,692	—	12,692	249.5

Total assets	148,017	159,903	68,511	51,585	15,070	—	443,086	8,710.2

Additions to property, plant and equipment	1,449	12,816	10,330	25,968	—	—	50,563	994.0
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

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
India	114,222	140,503	140,330	2,758.6
Far East(1)	69,624	62,303	27,803	546.6
Other(2)	57,400	43,608	44,059	866.1

Net sales	241,246	246,414	212,192	4,171.3

(1)	Far East includes a number of countries, primarily China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, the United Arab Emirates, Turkey, Qatar, Saudi Arabia, Syria, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, the UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland, Australia, Cameroon, Malawi and Iran.

     The following is an analysis of the carrying amount of long-lived assets analyzed by the geographical area in which the assets are located as of March 31:

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
India	120,754	163,301	3,210.2
Australia	789	580	11.4
UAE	39	362	7.1

Long-lived assets	121,582	164,243	3,228.7

28. Fair Value Measurements
     SFAS 157 defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. In accordance with SFAS 157, the Company has categorized its financial assets and liabilities as of March 31, 2009, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

	Quoted price				Quoted price
	in active	Significant			in active	Significant
	market for	other	Significant		market for	other	Significant
	identical	observable	unobservable		identical	observable	unobservable
	assets	inputs	inputs		assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
		(Rs. in millions)				(US dollars in millions)
Financials Asset
Trading Securities(1)	137,741	—	—	137,741	2,707.7	—	—	2,707.7
Available for sale securities(2)	60	—	—	60	1.2	—	—	1.2
Derivative(3)	26	1,512	—	1,538	0.5	29.7	—	30.2
Total	137,827	1,512	—	139,339	2,709.4	29.7	—	2,739.1

Financials Liability
Derivative(4)	2,138	501	—	2,639	42.0	9.9	—	51.9
Total	2,138	501	—	2,639	42.0	9.9	—	51.9

Notes:

(1)	Included in the short-term investments and deposits and restricted — cash, deposits and investments in the consolidated balance sheet.

(2)	Included in the long term investments in the consolidated balance sheet.

(3)	Included in the other current assets in the consolidated balance sheet.

(4)	Included in the other current liabilities in the consolidated balance sheet.
29. Summarized Financial Information of the associate (Vedanta Aluminium Ltd)
     Summarized Financial Information required by Rule 4-08(g) of Regulation S-X
     The following table provides summarized financial information of the Company’s equity investees as required by Rule 4-08(g) of Regulation S-X.

	2008	2009	2009
	Rs. in millions	Rs. in millions	US dollars
			in millions
Current assets	7,157	15,843	311.4
Non-current assets	83,741	139,470	2,741.7
Current liabilities	15,572	80,107	1,574.7
Non-current liabilities	63,381	77,409	1,521.7

	2007	2008	2009	2009
	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Net sales	—	—	2,069	40.7
Operating income / (Loss)	—	(94)	(1,003)	(19.7)
Income from continuing operations before taxes and minority interest	671	3,018	(21,515)	(422.9)
Net income / (loss)	83	1,665	(20,341)	(399.9)
     The net loss in the year ended March 31, 2009 is primarily on account of foreign exchange losses.

30. Asarco Acquisition
     On May 30, 2008, Sterlite entered into a PSA with Asarco, a Tucson-based mining, smelting and refining company, under which it agreed to purchase Asarco’s operating assets for a consideration of $2.6 billion. The integrated assets to be acquired included three open-pit copper mines and associated mills and SX-EW plant in Arizona, USA, a copper smelter in Arizona, USA and a copper refinery, rod and cake plants and a precious metals plant in Texas, USA.
     Due to financial turmoil, the steep fall in copper prices and adverse global market conditions, in October 2008, the Company and Asarco entered into discussions to renegotiate the prior agreement. Since the Company continued negotiation, Asarco agreed to not draw on the US$50 million letter of credit given by the Company as deposit at the time of signing the PSA.
     The Company entered into a new agreement (“New PSA”) following such renegotiations of the prior agreement on March 6, 2009 under which it agreed to purchase the same operating assets of Asarco for $1.7 billion which it agreed on June 12, 2009 to increase to $1.87 billion, mostly related to an expected increase in working capital on the closing date. The purchase consideration consists of (a) a cash payment of US$1.1 billion on closing; and (b) a senior secured non-interest bearing promissory note (the “Note”) of US$770 million, payable over a period of nine years as follows: (i) US$20 million per year from the end of second year for a period of seven years; and (ii) a terminal payment of US$630 million at the end of the ninth year, totaling to US$770 million. In the event that the annual average of daily copper prices in a particular year increases beyond US$6,000 per tonne, the annual payment in that year will be proportionately increased subject to a maximum of US$85.56 million and the terminal payment in the ninth year will be correspondingly reduced, keeping the total payment at US$770 million. The principal amount of the Note will be adjusted upwards for any further increase in working capital on closing. The obligations under the Note are secured against the assets being acquired by Sterlite (USA), Inc. and are without any recourse to the Company.
     The Company has deposited US$50 million in form of letter of credit while entering the New PSA, taking the total deposit/letter of credit to US$100 million which will be adjusted against the Purchase consideration. The Company will assume operating liabilities but not legacy liabilities for asbestos and environmental claims for ceased operations.
     This consummation of the agreement remains contingent upon the confirmation of a Chapter 11 plan of reorganization proposed by Asarco and sponsored by Sterlite’s wholly owned subsidiary Sterlite (USA), Inc. by the US Bankruptcy Court for the Southern District of Texas. The US Bankruptcy Court has approved adequacy of Disclosure Statement submitted by the Company and subsequently, on May 15, 2009, the Company has deposited further US$25 million in the form of letter of credit.
     Separately, Sterlite (USA), Inc. has agreed with the representatives appointed pursuant to Asarco’s reorganization proceedings under Chapter 11 of the US Bankruptcy Code to represent all persons with asbestos claims and demands against Asarco and/or its subsidiary debtors (the “Asbestos Claimants”) and Asarco to grant a put option to the asbestos settlement trust to be established (the “Asbestos Trust”) pursuant to which the Asbestos Trust shall be entitled to sell to Sterlite (USA), Inc. its entire interest (expected to be approximately 27%) (the “Asbestos Litigation Interest”) in the Brownsville judgment against Americas Mining Corporation, a subsidiary of Grupo México, S.A.B de C.V. (the “Brownsville Judgment”), which was awarded by the US District Court for Southern District of Texas, Brownsville Division, against Americas Mining Corporation requiring it to return to Asarco 260.09 million common stock of Southern Copper Corporation, together with past dividends received with interest, worth over $6.0 billion in aggregate. The Asbestos Litigation Interest in the Brownsville Judgment is to be distributed for the benefit of all Asbestos Claimants. The grant of the put option would be subject to the approval and consummation of the reorganization plan proposed by Asarco and sponsored by Sterlite USA. The put option is exercisable by the Asbestos Trust at any time after the end of the second year from the effective date of the approved reorganization plan (the “Effective Date”) through the end of the fourth year from the Effective Date at the price of $160 million less the amount of any receipt or other recovery on account of the Asbestos Litigation Interest prior to the exercise of the put option. The Company does not expect any obligation on account of this agreement.

     SCHEDULE II-Valuation and Qualifying Accounts

		Charged to
	Balance at	Revenue,			Balance at
	beginning of	Costs or	Other		end of
	period	Expenses	Additions	Deductions	Period
As of March 31, 2008 (in Rs. in millions):
Valuation Allowance	—	1,157	—	—	1,157
Allowances for doubtful accounts receivables and advances	15	160	—	(3)	172
As of March 31, 2009 (in Rs. in millions):
Valuation Allowance	1,157	544	—	—	1,701
Allowances for doubtful accounts receivables and advances	172	8	—	(2)	178
As of March 31, 2009 (in US dollars in millions):
Valuation Allowance	22.7	10.7	—	—	33.4
Allowances for doubtful accounts receivables and advances	3.4	0.2	—	0	3.6
Note:
One of the Company’s subsidiaries had set up a deferred tax asset, for MAT paid which is available as a set-off against regular income tax payable in the immediately succeeding seven years. Due to the increased income tax benefits expected to be available from its power generation activity and the expected reduction in the regular income taxes, the Company does not expect to set off the MAT credit and has therefore established a valuation allowance against the MAT credit in the years ended March 31, 2008 and March 31, 2009.