Form 20-F/A
period 2009-03-31
STERLITE INDUSTRIES (INDIA) LTD
filed 2009-07-14
CIK 1370431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F/A
(Amendment No. 1)
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
Yes ☐      No ☑

PAGE
ITEM 4. INFORMATION ON THE COMPANY	2
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	65
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	96
ITEM 19. EXHIBITS	98
SIGNATURES	103
EX-12.3 Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
EX-12.4 Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

i

EXPLANATORY NOTE
     This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended March 31, 2009, which was originally filed with the US Securities and Exchange Commission on July 10, 2009, is being filed solely for the purposes of:
1.	Presenting the following capital expenditure amounts prepared under US GAAP which is the basis of accounting under which we prepared our financial statements included in the original Form 20-F. The prior amounts that appeared in the Form 20-F filed on July 10, 2009 were not prepared under US GAAP.

	Capital expenditure amounts included in the	US GAAP capital expenditure amounts included
Section Reference	original Form 20-F	in the Amendment No. 1

Item 4. Information on the Company — B. Business Overview — Our Business — Competitive Strengths — Experienced and entrepreneurial management team with outstanding track record	Rs. 290,696 million ($5,714.5 million)	Rs. 280,302 million ($5,510.2 million)

Item 4. Information on the Company — B. Business Overview — Our Business — Our Copper Business — Principal Facilities — Fujairah	$5.0 million	$5.2 million

Item 4. Information on the Company — B. Business Overview — Our Business — Our Aluminum Business — Projects and Developments	Rs. 13,224 million ($260.0 million)	Rs. 12,918 million ($253.9 million)

Item 4. Information on the Company — B. Business Overview — Our Business — Vedanta Aluminium — Projects and Developments — Lanjigarh Alumina Refinery	Rs. 41,054 million ($807.0 million)	Rs. 34,372 million ($675.7 million)

Item 4. Information on the Company — B. Business Overview — Our Business — Vedanta Aluminium — Projects and Developments — Lanjigarh Alumina Refinery	Rs. 4,065 million ($79.9 million)	Rs. 6,773 million ($133.1 million)

Item 4. Information on the Company — B. Business Overview — Our Business — Vedanta Aluminium — Projects and Developments — Jharsuguda Aluminum Smelter — 500,000 tpa Aluminum Smelter	Rs. 87,043 million ($1,711.1 million)	Rs. 80,999 million ($1,592.3 million)

Item 4. Information on the Company — B. Business Overview — Our Business — Vedanta Aluminium — Projects and Developments — Jharsuguda Aluminum Smelter — 1,250,000 tpa Aluminum Smelter	Rs. 17,223 million ($338.6 million)	Rs. 16,109 million ($316.7 million)

Item 4. Information on the Company — B. Business Overview — Our Business — Our Commercial Power Generation Business — Our Plans for Commercial Power Generation — Sterlite Energy — Orissa	Rs. 39,121 million ($769.0 million)	Rs. 37,545 million ($738.1 million)

Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Requirements	Rs. 13,224 million ($260.0 million)	Rs. 12,918 million ($253.9 million)
2.	Revising the definition of “SRK” at “Item 4. Information on the Company — B. Business Overview — Our Business — Basis of Presentation of Ore Reserves” so that references to “SRK” are to SRK Consulting (UK) Ltd only and not to SRK (Australasia) Pty Ltd.
3.	Revising the number of awards held by our directors and officers as a group under the Vedanta LTIP as set forth under “Item 6. Directors, Senior Management and Employees — B. Compensation — Outstanding Awards and Options” so that as of March 31, 2009, our directors and executive officers as a group held awards vested under the Vedanta LTIP to acquire an aggregate of 76,415 ordinary shares (instead of the previously reported 240,500 ordinary shares) of Vedanta representing approximately 0.03% (instead of the previously reported 0.1%) of Vedanta’s share capital.
4.	Revising the liability for compensated absences as set forth under “Item 6. Directors, Senior Management and Employees — B. Compensation — Compensated Absence” so that the liability for compensated absence was Rs. 870 million ($17.1 million) in fiscal 2009 (instead of the previously reported Rs. 729 million ($14.3 million)).

5.	Revising the number of Vedanta ordinary shares that our directors and officers are entitled to acquire pursuant to options vested under the Vedanta LTIP as set forth under “Item 6. Directors, Senior Management and Employees — B. Compensation — Vedanta Long-Term Incentive Plan” so that during fiscal 2009, options to acquire 76,415 Vedanta ordinary shares (instead of the previously reported 240,500 Vedanta ordinary shares) under the Vedanta LTIP vested to our directors and executive officers, and deleting the next sentence which states “Of these, options to acquire 150,400 and 90,100 Vedanta ordinary shares were granted on February 1, 2006 and November 15, 2007, respectively, with an exercise price of $0.10 per ordinary share.”
     This Amendment No. 1 has not been updated except as required to reflect the revisions stated above. This Amendment No. 1 only amends and restates the Items described below and does not reflect events that have occurred after the July 10, 2009 filing date of the original Form 20-F, or modify or update other disclosures presented therein. Items included in the original Form 20-F that are not included herein are not amended and remain in effect as of the date of the original filing. All references to Items that are included in the original Form 20-F but not included herein are to such Items as included in the original filing.
     This Amendment No. 1 amends and restates the following Items:
•	Part I — Item 4. Information on the Company — B. Business Overview.

•	Part I — Item 5. Operating and Financial Review and Prospects.

•	Part I — Item 6. Directors, Senior Management and Employees — B. Compensation.

•	Part III — Item 19. Exhibits.
     While the above Items have been reproduced in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, no changes have been made to such Items except to reflect the corrections stated above.
     In addition, this Amendment No. 1 includes currently dated certifications by the Chief Executive Officer and the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, that are attached to this Amendment No. 1 as Exhibits 12.3 and 12.4, respectively.
     The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 50.87 per $1.00 in the City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

ITEM 4. INFORMATION ON THE COMPANY
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

     We utilize project monitoring and assurance systems to facilitate timely execution of our projects, a number of which have been completed ahead of time and on budget. In addition, we have established relationships with leading domestic and international vendors that support our expansion projects. We have successfully completed expansion projects across our copper, zinc and aluminum businesses on which we have spent Rs. 280,302 million ($5,510.2 million) since fiscal 2003, including:
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
Basis of Presentation of Ore Reserves
     Our reported ore reserves are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers and an audit of the results for the ore reserves of HZL and BALCO by the independent consulting firm of SRK Consulting (UK) Ltd, or SRK. Our reported ore reserves at the Mt. Lyell mine are based on our internal estimates. The results are reported in compliance with Industry Guide 7 of the US Securities and Exchange Commission, or the SEC.
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
     Fujairah
     Fujairah Gold FZE is located in the Fujairah Free Zone-2. Our Fujairah facility is strategically located 130 kilometers east of Dubai and is on the coast of the Arabian Sea. Fujairah Gold FZE recently completed its precious metal refinery project at a cost of $5.2 million. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 85 tons of silver. Outotec oyj, Finland, the pioneer in providing technology for extraction and refining of precious metals, supplied the technology for the precious metal refinery. Fujairah Gold FZE is also executing a copper rods project at its Fujairah facility, which is expected to be completed by the end of 2009 with a capacity of 100,000 tpa. Continuus Properzi S.p.A., Italy, is supplying the rod mill equipment for this project, and the copper cathode required for the copper rod plant is expected to be sourced from the smelters of the Vedanta group.
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
     The estimated cost of building the 325,000 tpa aluminum smelter and 1,200 MW captive power facility is Rs. 76,900 million ($1,511.7 million). As of March 31, 2009, Rs. 12,918 million ($253.9 million) has been spent.
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
     Vedanta Aluminium is intended to be a fully integrated alumina and aluminum producer with a 1.0 million tpa greenfield alumina refinery and an associated 75 MW captive power plant, expandable to 1.4 million tpa and 90 MW, respectively, subject to governmental approvals, at Lanjigarh, in the State of Orissa in Eastern India. The refinery will be completed in two phases of 700,000 tpa each. In March 2007, Vedanta Aluminium began the progressive commissioning of the 1.0 million tpa greenfield alumina refinery. The refinery started production from a single stream operation and produced 585,597 tons of alumina in fiscal 2009. The second production stream of the Lanjigarh alumina refinery was commissioned in April 2009. The estimated cost of the project is Rs. 44,000 million ($864.9 million). As of March 31, 2009, Rs. 34,372 million ($675.7 million) has been spent.
      In addition, Vedanta Aluminium is investing an estimated Rs. 68,800 million ($1,352.5 million) to expand its alumina refining capacity at Lanjigarh to 5.0 million tpa by increasing the capacity of the current alumina refinery from 1.4 million tpa to 2.0 million tpa by March 2010 through debottlenecking and by constructing a second 3.0 million tpa alumina refinery and an associated 210 MW captive power plant. The 3.0 million tpa refinery and an associated 210 MW captive power plant are expected to be commissioned by mid-2011. Vedanta Aluminium has entered into contracts with suppliers for a majority of the equipment and machinery to construct the new refinery and is in the process of obtaining all governmental approvals for the project. As of March 31, 2009, Rs. 6,773 million ($133.1 million) has been spent on the project.
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
     Jharsuguda Aluminum Smelter
      500,000 tpa Aluminum Smelter
     Vedanta Aluminium is investing an estimated Rs. 95,583 million ($1,879.0 million) in the Jharsuguda project, which involves the setting up of a greenfield 500,000 tpa aluminum smelter, together with an associated thermal coal-based 1,215 MW captive power plant, in Jharsuguda, Orissa in India. Vedanta Aluminium has obtained funding for the entire estimated cost of the project. As of March 31, 2009, Rs. 80,999 million ($1,592.3 million) has been spent on the project. We have received environmental approvals for the project. Commissioning of the first phase commenced in May 2008, six months ahead of schedule, and was fully commissioned in May 2009. Vedanta Aluminium produced 82,030 tons of aluminum from the first phase in fiscal 2009. The second phase is expected to be progressively commissioned from June 2009 through the end of fiscal 2010, subject to the receipt of governmental approvals. The associated thermal coal-based captive power plant will consist of nine units of 135 MW each, five of which have been commissioned as part of the first phase. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility.

     1,250,000 tpa Aluminum Smelter
     Vedanta Aluminium is investing an estimated Rs. 116,800 million ($2,296.0 million) to set up a 1,250,000 tpa aluminum smelter. As of March 31, 2009, Rs. 16,109 million ($316.7 million) has been spent on the project. Vedanta Aluminium’s investment in Jharsuguda includes the costs of building the smelter and all necessary infrastructure including railway networks, water pipelines and a township for employees. In addition, Vedanta Aluminium is considering building a 1,980 MW coal-based captive power plant to provide all the power requirements of its 1,250,000 tpa smelter at an estimated cost of Rs. 80,000 million ($1,572.6 million). It received formal approval to set up a special economic zone in a portion of the area on February 27, 2009. This special economic zone is a designated duty-free enclave approved by the Government of India which is treated as foreign territory for purposes of trade operations, duties and tariffs. The 1,250,000 tpa aluminum smelter is expected to be progressively commissioned from March 2010 and to be completed by September 2012 and Vedanta Aluminium expects to produce 150,000 tons of aluminum ingots in 2010. Subject to certain conditions, there is no customs duty or excise duty for the import or procurement of capital goods, raw materials, consumables, spares and other products into the special economic zone. There is a 100% income tax exemption for a period of five years, a 50% income tax exemption for a further period of five years and a further exemption for up to 50% of profits that are reinvested into the zone for a period of five years under Section 10AA of the Income Tax Act, 1961, or the Income Tax Act.
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
Our Plans for Commercial Power Generation
     Sterlite Energy — Orissa
     In August 2006, our shareholders approved a new strategy for us to enter into the power generation business in India. Sterlite Energy is investing approximately Rs. 82,000 million ($1,612.0 million) to build a 2,400 MW thermal coal-based sub-critical power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. As of March 31, 2009, Rs. 37,545 million ($738.1 million) has been spent on the project. The project is expected to be progressively commissioned starting in the third quarter of fiscal 2010, with full completion anticipated by the second quarter of fiscal 2011. This project is expected to be financed by internal sources and/or debt financing.
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
      The estimated cost of building the 325,000 tpa aluminum smelter and 1,200 MW captive power facility is Rs. 76,900 million ($1,511.7 million). As of March 31, 2009, Rs. 12,918 million ($253.9 million) has been spent.
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
Outstanding Awards or Options
     As of March 31, 2009, our directors and executive officers as a group held awards vested under the Vedanta LTIP to acquire an aggregate of 76,415 ordinary shares of Vedanta representing approximately 0.03% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “— Vedanta Long-Term Incentive Plan.”
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
Compensated Absence
     Our liability for compensated absences is determined on an actual basis for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 338 million, Rs. 615 million and Rs. 870 million ($17.1 million) in fiscal 2007, 2008 and 2009, respectively.
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
     During fiscal 2009, options to acquire 76,415 Vedanta ordinary shares under the Vedanta LTIP vested to our directors and executive officers.
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

ITEM 19. EXHIBITS
     The following exhibits are filed as part of this annual report:

1.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 3.1 of Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on June 4, 2007.

1.2	Memorandum of Association of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

1.3	Articles of Association of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 3.3 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR) — incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007.

2.2	Specimen share certificate (effective as of November 30, 2006) — incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-33175) as filed with the SEC on November 30, 2006.

4.1	Vedanta Resources plc Long-Term Incentive Plan — incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal — incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal — incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.4	Shared Services Agreement dated December 5, 2003 among Vedanta Resources plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement — incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.5	Consultancy Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.6	Representative Office Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.7	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002 — incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8	Shareholders’ Agreement between Sterlite Industries (India) Limited, Government of India and Bharat Aluminium Company Limited dated March 2, 2001 — incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.9	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002 — incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.10	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004 — incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000 — incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.12	$92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006 — incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Ltd as lenders dated September 19, 2005 — incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	$125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Ltd, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Ltd., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Ltd., Chiao Tung Bank Co., Ltd., The International Commercial Bank of China, Co. Ltd., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Ltd. as lenders dated July 29, 2005 — incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004 — incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004 — incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004 — incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003 — incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 — incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20.	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005 — incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005 — incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004 — incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2004, as amended on July 1, 2004 — incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2005 — incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006 — incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003 — incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006 — incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008 — incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.29	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.30	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.32	Specialty Deed between Copper Mines of Tasmania Pty Ltd, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.33	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.34	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999 — incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.35	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.36	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.37	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.38	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.39	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.40	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc. and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.41	Rs. 10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008 — incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.42*	Settlement and Purchase and Sale Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc. and Sterlite Industries (India) Limited.

4.43*	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited.

4.44*	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited.

4.45*	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited.

4.46*	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (USA), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants.

4.47*	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited.

4.48*	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility.

4.49*	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited.

4.50*	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility.

4.51*	Rs. 55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited as security trustee and the lenders named therein.

4.52*	$140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited as lender, and the State Bank of India as facility agent.

4.53*	Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent.

4.54*	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures.

4.55*	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited.

8.1*	List of subsidiaries of Sterlite Industries (India) Limited.

12.3**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.4**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the annual report on Form 20-F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

**	Filed herewith

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.
Date: July 14, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
	Name:	Vinod Bhandawat
	Title:	Chief Financial Officer