Form 20-F
period 2010-03-31
STERLITE INDUSTRIES (INDIA) LTD
filed 2010-09-30
CIK 1370431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 20-F
(Mark One)
☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended March 31, 2010
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

SIPCOT Industrial Complex, Madurai Bypass Road, T. V.
Puram P.O.,
Tuticorin — 628002,
Republic of India	Tamil Nadu, India
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)
Rajiv Choubey
Company Secretary and Head Legal
SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O.
Tuticorin — 628002
Tamil Nadu, India
(91) 461 661 2982
rajiv.choubey@vedanta.co.in
(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depositary Shares
Prior to June 25, 2010, each represent one equity share,
par value Rs. 2 per equity share.	New York Stock Exchange
Effective June 25, 2010, each represent four equity
shares, par value Re. 1 per equity share.
(Title of Class)	(Name of Exchange On Which Registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     As of March 31, 2010, 840,400,422 equity shares, par value Rs. 2 per equity share, were issued and outstanding, of which 124,992,080 equity shares were held in the form of 124,992,080 American Depositary Shares, or ADSs. Effective June 25, 2010, following the split of each of the Rs. 2 shares into two equity shares of par value Re. 1 each and the bonus issue of one equity share in the ratio of 1:1, 3,361,207,534 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 483,366,416 equity shares were held in the form of 120,841,604 American Depository Shares or ADSs. Effective June 25, 2010, each ADS represents four equity shares.
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
Yes ☐          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
     If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐          No ☑

		PAGE
PART I		3
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON THE COMPANY	28
ITEM 4A.	UNRESOLVED STAFF COMMENTS	118
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	118
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	149
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	159
ITEM 8.	FINANCIAL INFORMATION	167
ITEM 9.	THE OFFER AND LISTING	172
ITEM 10.	ADDITIONAL INFORMATION	174
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	215
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	217
PART II		218
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	218
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	218
ITEM 15.	CONTROLS AND PROCEDURES	219
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	221
ITEM 16B.	CODE OF ETHICS	222
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	222
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	222
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	223
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	223
ITEM 16G.	CORPORATE GOVERNANCE	223
PART III		225
ITEM 17.	FINANCIAL STATEMENTS	225
ITEM 18.	FINANCIAL STATEMENTS	225
ITEM 19.	EXHIBITS	225
SIGNATURES		232
INDEX TO FINANCIAL STATEMENTS		F-1
EX-8.1 List of subsidiaries of Sterlite Industries (India) Limited
EX-12.1 Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-12.2 Certification of the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2 Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Ex-15.1 Consent of Independent Registered Public Accounting Firm

i

CONVENTIONS USED IN THIS ANNUAL REPORT
     In this annual report, we refer to information regarding the copper, zinc, aluminum and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.
     With effect from June 25, 2010, there was a stock split of each of the Rs. 2 shares into two equity shares of par value Rs. 1 each and bonus issue of one equity share in the ratio of 1:1 (“stock split and bonus issue”). Prior to the stock split and bonus issue, each ADS represented one equity share, par value Rs. 2 each. Following the stock split and bonus issue, each ADS represents four equity shares, par value Re. 1 each. The computations of basic and diluted EPS have been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these consolidated financial statements to number of shares and per share amounts have been retroactively restated to reflect bonus and stock split made.
     Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, (“IFRS”) for the fiscal years ended March 31, 2009 and 2010. This is the first time our audited consolidated financial statements included in Form 20-F are prepared in accordance with IFRS. During fiscal 2010, we prepared our unaudited consolidated financial statements for each of the quarters ended June 30, 2009 and September 30, 2009 in accordance with IFRS. For the years prior to fiscal 2009, we prepared our financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), which differs in certain significant respects from and is not comparable with IFRS. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
     In this annual report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.” “Re.” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 35.2740 oz and one ton equivalent to 32,000 oz, and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet.
     We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company — A. History and Development of our Company” for more information on these companies and their relationships to us. Unless otherwise stated in this annual report or unless the context otherwise requires, references in this annual report to “we,” “us,” “our,” “Sterlite,” “our company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), or SIL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, and Talwandi Sabo Power Limited, or TSPL. References in this annual report to “SIIL” mean Sterlite Industries (India) Limited. Our consolidated financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Onclave PTC Limited, or Onclave, The Madras Aluminium Company Limited, or MALCO, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Industries Limited, and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.

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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc, aluminum or power;

•	events that could cause a decrease in our production of copper, zinc, aluminum or power;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc, aluminum or power industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
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
     Our consolidated financial statements as of and for the years ended March 31, 2010 and 2009 included in this annual report on Form 20-F have been prepared in conformity with the IFRS as issued by the IASB. These are our first IFRS audited consolidated financial statements and we applied IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended March 31, 2009 were originally prepared in accordance with U.S. GAAP and were restated in accordance with IFRS for comparative purposes only. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial position, financial performance and cash flows is provided in Note 4 on Explanation of transition to IFRS in the audited consolidated financial statements in Item 18.
     In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the U.S. SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended March 31, 2010 in this annual report as presented under IFRS.
     The selected historical consolidated statements of income, cash flows and other consolidated financial data presented below for fiscal 2009 and 2010, and the selected historical consolidated financial position data as of April 1, 2008, March 31, 2009 and 2010, have been derived from our audited consolidated financial statements, which have been audited by Deloitte Haskins & Sells, Mumbai, India, or Deloitte, our independent registered public accounting firm, and included elsewhere in this annual report.

     Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 44.95 per $1.00 and AUD 1.09 per $1.00 in the City of New York for cable transfers of Indian Rupees and the Australian dollar, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. No representation is made that the Indian Rupee and Australian dollar amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.
     You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this annual report.
     Amount in conformity with IFRS

		Year ended March 31,
	2009	2010	2010
			(US dollars) (in
	(Rs.) (in millions,	(Rs.) (in millions,	millions, except
	except shares and	except shares and	shares and per
	per share data)	per share data)	share data)
Revenue	212,192	244,903	5,448.3
Cost of sales	(165,097)	(181,928)	(4,047.3)
Gross profit	47,095	62,975	1,401.0
Other operating income	3,750	1,907	42.4
Distribution expenses	(3,388)	(3,022)	(67.2)
Administration expenses	(4,367)	(8,026)	(178.6)
Operating profit	43,090	53,834	1,197.6
Investment and other income	18,772	13,811	307.3
Finance and other costs	(6,244)	214	4.8
Share in consolidated (loss)/profit of associate	(3,160)	2,051	45.6
Profit before taxes	52,458	69,910	1,555.3
Income Tax expense	(7,782)	(13,247)	(294.7)
Profit for the year	44,676	56,663	1,260.6
Profit attributable to:
Equity holders of the parent	32,228	39,263	873.5
Minority interest	12,448	17,400	387.1

Earnings per share (Refer to Note 29 to consolidated financial statements)
Basic	11.37	12.27	0.3
Diluted	11.37	12.03	0.3
Weighted average number of equity shares used in computing earnings per share
Basic	2,833,583,490	3,199,826,061	3,199,826,061
Diluted	2,833,583,490	3,236,000,281	3,236,000,281
Dividend declared per share (1)(2)	3.50	3.75	0.08

Notes:

(1)	The dividend for fiscal 2009 was recommended by our board of directors on April 28, 2009 and approved by our shareholders at the general meeting held on September 19, 2009 and a final dividend of Rs.3.75 ($0.08) per equity for fiscal 2010 was recommended by our board of directors on April 26, 2010 and approved by our shareholders at the general meeting held on June 11, 2010.

(2)	On June 11, 2010, our shareholders approved the sub-division of our equity shares from Rs.2 each to Re.1 each. Our shareholders also approved the bonus issue in the ratio of one equity share of Re. 1 each for one equity share of Re.1. With effect from June 25, 2010, the equity shares have a par value of Re.1 each.

	As of March 31,
	2009		2010		2010
	(in millions)
Consolidated Financial Position Data:
Cash and cash equivalents	Rs.	2,701	Rs.	2,021	$45.0
Restricted Cash and cash equivalents		2,011		60	1.3
Total assets		444,578		606,854	13,500.6
Net assets		320,603		451,988	10,055.3
Long-term borrowings		14,384		43,578	969.4
Short-term borrowings		20,202		19,121	425.4
Total shareholders’ equity		250,533		365,172	8123.9

	Year Ended March 31,
	2009		2010
	(in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	Rs.	72,585	Rs.	14,249	$317.1
Investing activities		(95,295)		(117,582)	(2,615.9)
Financing activities		13,442		102,322	2,276.3

Other Consolidated Financial Data:
Revenue :
Copper	Rs.	116,525	Rs.	130,608	$2905.6
Zinc		55,724		79,434	1,767.2
Aluminum		39,170		28,289	629.3
Power		773		6,572	146.2
Others		—		—	—

Total	Rs.	212,192	Rs.	244,903	$5,448.3

Operating profit:
Copper	Rs.	11,121	Rs.	3,138	$69.8
Zinc		25,158		44,071	980.4
Aluminum		6,494		3,189	70.9
Power		323		3,445	76.6
Others		(6)		(9)	(0.2)

Total	Rs.	43,090	Rs.	53,834	$1,197.6

Segment profit:(1)
Copper	Rs.	13,312	Rs.	5,120	$113.9
Zinc		27,773		47,124	1,048.3
Aluminum		9,103		5,499	122.3
Power		931		4,160	92.5
Others		(5)		(8)	(0.2)

Total	Rs.	51,114	Rs.	61,895	$1,376.9

Notes:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating revenue to segment profit for the periods indicated:

	Year ended March 31,
	2009		2010		2010
	(in millions)
Copper:
Operating profit	Rs.	11,121	Rs.	3,138	$69.8
Plus:

	Year ended March 31,
	2009		2010		2010
	(in millions)
Depreciation and amortization		2,191		1,982	44.1

Segment profit	Rs.	13,312	Rs.	5,120	$113.9

Zinc:
Operating profit	Rs.	25,158	Rs.	44,071	$980.4
Plus:
Depreciation and amortization		2,615		3,053	68.0

Segment profit	Rs.	27,773	Rs.	47,124	$1048.4

Aluminum:
Operating profit	Rs.	6,494	Rs.	3,189	$71.0
Plus:
Depreciation and amortization		2,609		2,310	51.4
Segment profit	Rs.	9,103	Rs.	5,499	$122.3

Power:
Operating profit	Rs.	323	Rs.	3,445	$76.6
Plus:
Depreciation and amortization		608		715	15.9

Segment profit	Rs.	931	Rs.	4,160	$92.5

Others:
Operating profit	Rs.	(6)	Rs.	(9)	$(0.2)
Plus:
Depreciation and amortization		1		1	—

Segment profit	Rs.	(5)	Rs.	(8)	$(0.2)

(2)	Cost of production is not a recognized measure under IFRS. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2009			2010
	(in millions, except Production output and Cost of production)
Copper:
Segment sales	Rs.	116,670		Rs.	130,608
Less:
Segment profit		(13,312)			(5,120)

Segment cost		103,358			125,488
Less:
Purchased concentrate/rock		(94,873)			(114,923)
By-product/free copper net sale		(4,337)			(1,981)
Cost for downstream products		(1,613)			(1,543)
Others, net		(1,556)			(3,386)

Total expenses	Rs.	979		Rs.	3,655

Production output (in tons)		312,833			334,202
Cost of production(a)		3.1	¢/lb		10.46	¢/lb
Zinc:
Segment sales	Rs.	55,724		Rs.	79,434
Less:

	Year Ended March 31,
	2009		2010
	(in millions, except Production output and Cost of production)
Segment profit		(27,773)		(47,124)

Segment cost		27,951		32,310
Less:
Cost of tolling including raw material cost		(409)		—
Cost of intermediary product sold		(1,301)		(3,060)
By-product revenue		(4,848)		(1,871)
Cost of lead metal sold		(2,079)		(2,652)
Others, net		(1,312)		(1,406)

Total expenses	Rs.	18,002	Rs.	23,321

Production output (in tons)		551,724		578,411
Cost of production (per ton)(a)		$710		$850
Aluminum:
Segment sales	Rs.	39,336	Rs.	28,367
Less:
Segment profit		(9,103)		(5,499)

Segment cost		30,233		22,868
Less: Cost of intermediary product sold		—		(304)
By-product revenue		(328)		(126)
Cost for downstream products		(1,966)		(1,767)
Others, net		(314)		(1,455)

Total expenses	Rs.	27,625,	Rs.	19,216

Production output (hot metal) (in tons)		355,733		262,760
Cost of production (per ton)(a)		$1,700		$1,542

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2009 and 2010 of Rs. 45.91 per $1.00 and Rs. 47.42 per $1.00, respectively.

(3)	Cost of production relates only to our custom smelting and refining operations and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa and excluding the benefit of the phosphoric acid plant. Revenue earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.

(4)	Our zinc operations are fully integrated. As a result, cost of production of zinc consists of the total direct cost of producing zinc from the mines and smelters, including extracting ore from the mines, converting the ore into zinc concentrate and smelting to produce zinc ingots. Our zinc segment includes lead and silver. Silver is a by-product of lead and accordingly, there are no additional processing costs for silver. Revenue earned from the sale of silver is reported as profit in this segment. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced.

(5)	Cost of production of aluminum for BALCO’s smelters includes the cost of producing bauxite and conversion of bauxite into aluminum metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminum metal, for the portion of BALCO’s operations where alumina is sourced from third parties. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production. In response to the recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at its 100,000 tons per annum, or tpa, aluminum smelter and ceased operations at this smelter on June 5, 2009.

B.	Capitalization and Indebtedness
     Not applicable

C.	Reasons for the Offer and Use of Proceeds
     Not applicable

D.	Risk Factors
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
     Our copper and aluminum businesses source a majority of their copper concentrate and alumina requirements from third parties. For example, in fiscal 2010, we sourced 92.2% of our copper requirements and BALCO sourced in excess of 91.0% of its alumina requirements from third parties. As a result, profitability and operating margins of our copper and aluminum businesses depend upon our ability to obtain the required copper concentrate and alumina at prices that are low relative to the market prices of the copper and aluminum products that we sell.
     We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge and refining charge, or TcRc, that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. We attempt to hedge against such risks, but are still exposed to timing and quantity mismatches. In addition, some of our long-term copper concentrate supply agreements provide for a TcRc that is a percentage of the prevailing LME price, and hence would fluctuate with the LME price, or provide our third party supplier with price participation terms linked to LME prices. See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Metal Prices and Copper TcRc.”
     We purchase alumina from third party suppliers through short-term contracts and on the spot market. The market price for alumina has historically fluctuated independently and significantly from the market price of aluminum. See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Metal Prices and Copper TcRc — Zinc and Aluminum”. Both the market prices of the copper concentrate and alumina that we purchase and the market prices of the copper and aluminum metals that we sell have experienced volatility in the past, and any increases in the market prices of these raw materials relative to the market prices of the metals that we sell would adversely affect the profitability and operating margins of our copper and aluminum businesses, which could have a material and adverse effect on our results of operations and financial condition.

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
     We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the transport of our products to our customers. These conditions and events include:
•	Disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminum smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. For example, power interruptions caused BALCO to partially suspend operations at its 245,000 tpa aluminum smelter at Korba (“Korba smelter”) in May 2006, and as a result of this interruption the Korba smelter did not become fully operational again until November 2006. Similarly, our Tuticorin copper refining and smelting facility had a four-day delay in ramp-up following a scheduled maintenance shutdown between April and May 2008 due to stabilization issues faced during the post-shutdown ramp-up and an unscheduled 34-day interruption in production between November and December 2008 due to damage in a cooling tower as a result of the collapse of its foundation. CMT’s Mt. Lyell processing plant was disrupted and experienced a 68 days shutdown due to a mud slide at the mine resulting from high rainfall in end August 2009. The losses from these interruptions include lost production, repair costs and other expenses.

•	Availability of raw materials for energy requirements. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ energy requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminum business, which has high energy consumption due to the energy-intensive nature of aluminum smelting, is significantly dependent on receiving allocations from Coal India Limited, or Coal India, the government-owned coal monopoly in India, and its subsidiaries. A shortage of coal from April 2005 led Coal India to reduce the amount of coal supplied to all of its non-utility customers, including BALCO. As a result, BALCO was forced to utilize higher-priced imported coal and coal from non-linkage sources, which resulted in higher power generation costs. In fiscal 2010, 98.0 per cent of the allocated coal was supplied.

•	Availability of water. The mining operations of our zinc and aluminum businesses and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited, or NTPC, regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to NTPC premises. Arbitration proceedings commenced on May 18, 2009 and are ongoing. An unfavorable resolution to this dispute may significantly increase BALCO’s costs of obtaining water for that power plant.

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our operations and operating results.

•	Accidents at mines, smelters, refineries, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, smelters, refineries, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit, collapses of the open-pit wall and operation of large open-pit mining and rock transportation equipment. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence and underground drilling, blasting and removal and processing of ore. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. We are required by law to compensate employees for work-related injuries. Failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

•	Strikes and industrial actions or disputes. The majority of the total workforce of our consolidated group of companies is unionized. Strikes and industrial actions or disputes have in the past and may in the future lead to business interruptions and halts in production. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the Government of India. We also experienced short strikes and work stoppages in 2005 and 2006. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with the trade unions may not be renewed on terms favorable to us, or at all. The wage settlement agreement with HZL was executed on November 13, 2009 for a period of 5 years with effect from July 1, 2007. The wage settlement agreement entered into by BALCO with the union expired on April 1, 2009. We are currently in negotiations with the union to renew the wage settlement agreement. Other work stoppages or other labor-related developments, including the introduction of new labor regulations in India or Australia, may occur in the future.
     The occurrence of any one or more of these conditions or events could have a material adverse effect on our results of operations and financial condition.
We are substantially dependent upon our Rampura Agucha zinc mine, and any interruption in our operations at that mine could have a material adverse effect on our results of operations and financial condition.
     Our Rampura Agucha zinc mine produced 90.0% of the total mined metal in zinc concentrate that we produced in fiscal 2010 and constituted 74.0% of our proven and probable zinc reserves as of March 31, 2010. Our zinc business provided 81.9% of our operating income in fiscal 2010. Our results of operations have been and are expected to continue to be substantially dependent on the reserves and low cost of production of our Rampura Agucha mine and any interruption in our operations at the mine for any reason could have a material adverse effect on the results of operations and financial condition of our business as a whole.
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
     Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Since the second half of 2008, this uncertainty has increased due to the disruption in the global financial markets. See “— Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations — Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Future debt financing, if available, may result in increased finance charges, increased financial leverage, and decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.
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
     Cost overruns and delays. Our current and future projects may be significantly delayed by failure to receive regulatory approvals or renewal of approvals, failure to obtain sufficient funding, and technical difficulties due to human resource, technological or other resource constraints or for other unforeseen reasons, events or circumstances. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all. Our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations.
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
Our offer to acquire the operating assets of Asarco LLC (“Asarco”) has been rejected by the US District Court and we have appealed against that decision. In addition, Asarco has filed a complaint alleging that we and Sterlite USA had breached our prior agreement to acquire Asarco. Any adverse judgment or settlement may have a material adverse effect on our business, results or operations, financial condition and prospects.
     On August 31, 2009, the US Bankruptcy Court made its recommendation to the US District Court to confirm the reorgnisation plan proposed by Asarco’s parent companies (“Parent Plan”) and to reject the reorgnisation plan proposed by Asarco and sponsored by our wholly owned subsidiary Sterlite USA (“Debtor Plan”). On September 24, 2009, the US Bankruptcy Court recommended to the US District Court that it should also reject our revised offer made on September 10, 2009 and should confirm the Parent Plan. On November 13, 2009, the US District Court confirmed the Parent Plan and rejected the Debtor Plan. We have filed an appeal against the decision of the US District Court. The appeal was heard in the US Court of Appeals for the Fifth Circuit on August 31, 2010 and judgement is reserved. Asarco terminated the agreement it entered with us in March 2009 and has drawn the $50 million provided as deposit under the purchase and sale agreement and returned the other two letters of credit amounting to $75 million in total. We have filed for an application to the US Bankruptcy Court for the return of the $50 million drawn by Asarco.
     On March 17, 2010, Asarco filed a complaint in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against Sterlite and Sterlite USA alleging that we and Sterlite USA had breached the May 30, 2008 agreement by, among other things, refusing to pay the $2.6 billion purchase price as allegedly required by an agreement dated May 30, 2008 (the “May 2008 agreement”) and refusing to assume the liabilities and contractual obligations as allegedly required by the May 2008 agreement.

Asarco is seeking to recover from us and Sterlite USA its alleged damages suffered as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco’s complaint does not currently specify a quantum of damages suffered by Asarco. We and Sterlite USA intend to defend the complaint vigorously. No hearing date has been fixed for the matter. The Parent Plan estimated the claims of Asarco against us and Sterlite USA to be in the range of US$400 million to US$3 billion, subject to mitigating factors. These factors may include, among other things, the ultimate purchase price for the assets sold by Asarco or consideration received by the estate of Asarco, adjustments to the ultimate purchase price due to changes in value of working capital as provided in the May 2008 agreement and changes in the value of assumed liabilities. Asarco disclosed in the joint disclosure statement its view that the recovery, if any, against such potential claims may be approximately US$100 million. The Parent Plan provided for a cash contribution of US$2.205 billion to the estate of Asarco, a promissory note of US$280 million to the trust for the benefit of asbestos claimants, assumption of certain liabilities and waiver of certain claims against Asarco.
     If either our appeal against the decision of the US District Court is not successful or our application is rejected by the US Bankruptcy Court, we will not be able to acquire Asarco. In addition, any adverse judgment or settlement relating to Asarco’s breach of contract claim against us may have a material adverse effect on our business, results of operations, financial condition and prospects.
We are developing our commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses.
     In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. We are investing approximately Rs. 82,000 million ($1,824.2 million) to build a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is being pursued by our wholly-owned subsidiary Sterlite Energy. The construction work commenced and the first unit was successfully lighted on June 30, 2010 and commercial operation is expected to commence in September 2010. The remaining three units are expected to be progressively commenced by the end of fiscal 2011. For more information, see “Item 4. Information on the Company — B. Business Overview — Our Business — Our Commercial Power Generation Business — Our Plans for Commercial Power Generation.”
     In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of Rs. 92,450 million ($2,056.7 million). Commissioning of this project will be carried out in stages and is expected to be completed by the second quarter of fiscal 2014. On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868.4 million ($86.0 million). For more information, see “Item 4. Information on the Company — B. Business Overview — Our Business - Our Commercial Power Generation Business — Our Plans for Commercial Power Generation.”
     Although we have some experience building and managing captive power plants to provide a significant percentage of the power requirements of our copper, zinc and aluminum businesses, and in March 2007 commissioned our first wind power plant, we have limited experience competing in the commercial power generation business. In addition to the significant capital investment, our management’s focus will also be directed towards this new business.
     In particular, the building of coal-based power facilities is a long and capital-intensive process, with typically several years elapsing and significant capital investment required between the time that a decision to commence a project is made and the commencement of commercial operations. The completion targets for our projects and any other projects we may undertake are estimates and are subject to numerous risks and uncertainties, such as:
•	We may face many uncertainties, including regulatory requirements and restrictions which may change by the time our planned power facility is completed. These may include a change in the tariff policy, which may have an adverse impact on our revenues and reduce our margins. We may also face delays in the development of our power plants and any coal mines we may seek to develop, as other coal and power companies in India and Southeast Asia recently have, as a result of protests or other obstructive or delaying activities by displaced persons and others who may oppose such developments.

•	We must obtain the consent of certain of our lenders to commence a new business, and there can be no assurance that we will obtain such consents.

•	We will be dependent upon third parties for the construction, delivery and commissioning of the power facilities, the supply and testing of equipment and transmission and distribution of any power we produce.

•	We do not have our own coal mines, and given recent shortages in coal supplies in India, we may also not be successful at procuring an adequate supply of coal at sufficiently attractive prices, or at all, for our power plant to operate and generate a return on our investment.

•	We may face opposition to our projects by local communities where these projects are located or from special interest groups, including as a result of the perceived negative impact of coal mines and coal-based power plants to the environment or any required displacement and resettlement of individuals and families in the area of a project.

•	The commercial power generation business is highly competitive and we will be competing with established commercial power generation companies, including NTPC, the Tata Power Company Limited, or Tata Power, and Reliance Energy Limited, with significant resources and many years of experience in the commercial power generation business.

•	We may face constraints related to the availability of water which is a critical requirement for power generation.
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
     If the Government of India claims that SOVL has breached the covenant related to the Kapasan Project under the shareholders’ agreement between the Government of India and SOVL resulting in litigation, and it was determined that SOVL had breached such covenant triggering an event of default, the Government of India, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days of the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the Government of India to SOVL at a price equivalent to 150.0% of the market value of such shares, or purchase any or all of the shares of HZL held by SOVL at a price equivalent to 50.0% of the market value of such shares.

Based solely on the closing market price of HZL’s shares on the National Stock Exchange of India Limited, or the NSE, on September 27, 2010 of Rs. 1,126.5 ($25.1) per share, if the Government of India were determined to have, and were to exercise, a right to sell all of its 124,795,059 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay Rs. 210,872. million ($4,691.3 million) for those shares, and if the Government of India were determined to have, and were to exercise, a right to purchase all of the 274,315,431 shares of HZL held by SOVL at a price equivalent to 50.0% of their market value, we would receive Rs. 154,508 million ($3,437.3 million) for those shares.
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
     Under the terms of the shareholders’ agreement between the Government of India and SOVL, SOVL was granted two call options to acquire all the shares in HZL held by the Government of India at the time of exercise. SOVL exercised the first call option on August 29, 2003.
     By a letter dated July 21, 2009, SOVL exercised the second call option. The Government of India has stated that the clauses of the shareholders’ agreement relating to Sterlite’s option violated the provisions of Section 111A of the Indian Companies Act, 1956, of India by restricting the right of the Government of India to transfer its shares and that as a result the shareholders’ agreement was null and void. As such, the Government of India has refused to act upon the second call option. Consequently, SOVL commenced arbitral proceedings under the terms of the shareholders’ agreement and has appointed its arbitrator. Under the terms of the shareholders’ agreement, the Government of India is required to nominate an arbitrator, but the Government of India has not made such a nomination. As a result, SOVL has filed an arbitration application pursuant to section 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court petitioning the court to constitute an arbitral tribunal. The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V N Khare as their arbitrator. By an order dated May 18, 2010 the court directed the parties to appoint mediators for mediation of the dispute and if the mediation is not successful, arbitration will commence. The mediation is in progress. See “Business — Options to Increase Interests in HZL and BALCO — HZL Call Options”.
     There can be no assurance that the mediation between SOVL and the Government of India will be successful, or that SOVL will be successful in its arbitral proceedings with the Government of India. Any adverse ruling in the arbitration proceedings, if commenced, may preclude or delay us from exercising our option to increase our ownership interest in HZL, and such an outcome would be likely to have a material adverse effect upon our operational flexibility, results of operations and prospects. Alternatively, we may only be able to acquire the Government of India’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on our results of operations and financial condition.
The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
     Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. As negotiations for an amicable resolution were unsuccessful, on direction of the court, arbitrators were appointed by the parties, as provided for under the terms of the shareholders’ agreement. Arbitration proceedings commenced on February 16, 2009 and we submitted our claim statement to the arbitrators. The Government of India filed its reply on July 10, 2009. The arbitration hearing concluded on August 29, 2010 and the award was reserved. The parties have been directed to submit their written submissions within three weeks from August 29, 2010. We have already filed our written submission on September 20, 2010. However, in view of the subsequent judgment of the Bombay High Court, which supported the contentions made by us, the arbitration tribunal has, at the request of Government of India given an opportunity to both the parties to make oral submission on the judgment and the hearing for the same has been fixed on October 9, 2010. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
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
     In addition to the civil proceedings, SEBI also initiated criminal proceedings before the Court of the Metropolitan Magistrate, Mumbai, against us, our present Non-Executive Chairman, Mr. Anil Agarwal and Mr. Tarun Jain, one of our directors until March 31, 2009, and the chief financial officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order has been passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings. The matter is pending at the stage of final arguments. The next date of hearing has not yet been notified. If we and the individuals named in the criminal proceedings do not prevail before the High Court of Bombay, our business and operations may be materially and adversely affected.
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
     We can also be subject to claims challenging our title to our non-mine properties. For example, BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba smelter. On February 6, 2009, the Chhattisgarh High Court held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh challenged this order in an appeal before the division bench of the Chhattisgarh High Court. This appeal was dismissed on February 25, 2010. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.
     Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities. Failure to comply with any laws or regulations or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate our facilities, the assessment of administrative, civil or criminal penalties, the imposition of cleanup or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of closing or limiting production from our operations. In addition, a significant number of approvals are required from government authorities for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge. We are currently primarily subject to laws and regulations relating to our operations in India and Australia. Our business, financial condition, results of operations and prospects may be materially and adversely affected by any of a number of significant legal and regulatory matters to which we are subject. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” and “Item 4. Information on the Company — B. Business Overview — Our Business — Regulatory Matters.”
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
     In the Indian copper market, we compete primarily against Hindalco Industries Limited, or Hindalco, the government-owned Hindustan Copper Limited, or Hindustan Copper, and imports. In the Indian zinc market, we compete primarily against imports. In the Indian aluminum market, we compete primarily against National Aluminium Company Limited, or NALCO, a Government of India enterprise, Hindalco and imports. Many of our competitors are also expanding their production capacities. If domestic demand is not sufficient to absorb these increases in capacity, our competitors could reduce their prices, which may force us to do the same or cause us to lose market share or sell our products in overseas markets at lower prices.
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
     We do not wholly own all of our operating subsidiaries. Although we have management control of HZL and BALCO, and we intend to increase our ownership interests in both, each of these companies has other shareholders who, in some cases, hold substantial interests in them. The minority interests in our subsidiaries and the listing of HZL on the NSE and the BSE may limit our ability to increase our equity interests in these subsidiaries, combine similar operations and utilize synergies that may exist between the operations of different subsidiaries or reorganize the structure of our business in a tax effective manner. For example, the Government of India, which is a minority shareholder in each of HZL and BALCO, has entered into shareholders’ agreements for HZL and BALCO and it is a term of the shareholders’ agreements that HZL and BALCO may not grant loans to companies which are under the same management as HZL or BALCO, as the case may be, without the prior consent of the Government of India.

In addition, the Government of India has the right to appoint directors and has veto power over certain management decisions. These restrictions on our ability to deal freely with our subsidiaries caused by the minority interests may have a material adverse effect on our results of operations or financial condition as our ability to move funds among the different parts of our business will be restricted and we will be unable to access cash held in HZL or BALCO except through dividend payments by HZL and BALCO which would be payable to all shareholders. This will limit our ability to make payments of interest and principal in respect of financial liabilities and obligations which we have undertaken on behalf of our consolidated group of companies. Further, pursuant to the requirements for the continued listing of the shares of HZL on the NSE and BSE, in the event we exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, we would have to either divest a portion of our shareholding in HZL within a period of one year from the acquisition such that the minimum public shareholding requirement of 25.0% is complied with or delist HZL’s shares from the NSE and BSE by making an offer to purchase the equity shares held by the remaining HZL’s shareholders at a price determined by way of a reverse book-build process, which could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax, or MAT.
     We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Debari, Chanderiya, and Zawar benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings.
     HZL’S Haridwar zinc plant was set up in the state of Uttrakhand and is eligible for tax incentives applicable to hilly states. Our copper refinery and copper rod plant at Tuticorin and our first hydrometallurgical zinc smelters at Chanderiya with a capacity of 210,000 tpa, of which one has been awarded the status of export oriented units, under which we are eligible for tax exemptions on raw materials, capital goods procured and finished goods sold until March 31, 2011. There can be no assurance that these tax holidays or exemptions will be renewed when they expire or that any applications we make for new tax holidays or exemptions will be successful. Although tax exemptions for export oriented units have been extended in the Government of India’s Budget for 2009-10, any further extensions would be at the discretion of the new Government of India. Similarly, the tax exemptions for captive power plants expire on March 31, 2011 and unless extended, new captive power plants will not be eligible for such tax exemptions. Captive power plants will continue to have the benefit of any existing tax exemptions after March 31, 2010 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our financial condition or results of operations.
     In addition, we are subject to a MAT which sets a minimum amount of tax that must be paid each year based on our book profits. The India Finance Bill 2010 has increased the MAT rate from 15.0% to 18.0%, resulting in overall increase from 17.0% to 19.9%, including surcharge and cess. The MAT prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.
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
     Historically, the international commodity prices for copper, zinc and aluminum and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, between March 31, 2009 and March 31, 2010, the average LME prices of copper, zinc and lead increased by 3.9%, 23.9% and 19.9%, respectively and the average LME prices of aluminum decreased by 16.4%. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A decline in the prices we receive for our copper, zinc or aluminum metals and in the market TcRc rate for copper would adversely affect our revenue and results of operations, and a sustained drop would have a material adverse effect on our revenue, results of operations and financial condition.
Our ore reserves are estimates based on a number of assumptions, any changes to which may require us to lower our estimated reserves.
     The ore reserves stated in this annual report are estimates and represent the quantity of copper, zinc, lead and bauxite that we believed, as of March 31, 2010, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. As a result, you should not place undue reliance on the reserve data contained in this annual report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our ore reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.
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
     We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the State Government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located, at a rate of 8.4% with effect from August 13, 2009 (with the rate being 6.6% prior to August 13, 2009) of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (with the rate being 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties we pay are subject to change. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Any upward revision to the royalty rates being charged currently or payment of additional royalty for mining of associated minerals may adversely affect our profitability. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Demands against HZL by Department of Mines and Geology.”

     We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to (a) the sum of (x) 1.6% of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.0% of revenue.
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
Risks Relating to Our Relationship with Vedanta
We are controlled by Vedanta and our other shareholders' ability to influence matters requiring shareholder approval will be extremely limited.
     We are a majority-owned and controlled subsidiary of Vedanta. Vedanta is in turn 60.5 % owned by Volcan Investments Limited, or Volcan. Volcan is a holding company 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave PTC Limited, or Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of Volcan, its direct and indirect shareholders, and their respective associates, or collectively, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions — Related Parties — Vedanta.” However, we cannot assure you that the relationship agreement will be effective at insulating Vedanta, and in turn we, from being influenced or controlled by the Volcan Parties, which influence or control could have a material adverse effect on the holders of our equity shares and ADSs.

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
     Vedanta’s voting control may discourage transactions involving a change of control of us, including transactions in which holders of our equity shares and ADSs might otherwise receive a premium therefore over the then-current market prices. Vedanta is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of holders of our equity shares and ADSs and without providing for a purchase of our equity shares or ADSs. Accordingly, our equity shares and ADSs may be worth less than they would be if Vedanta did not maintain voting control over us.
Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
     Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of March 31, 2010, Vedanta owned 79.4% of KCM, an integrated copper producer in Zambia, 94.5% of MALCO, an aluminum metals and mining company in India with which we compete, and 70.5% of Vedanta Aluminium, an alumina refining and aluminum smelting business. As Vedanta controls KCM, MALCO, Vedanta Aluminium and us, it determines the allocation of business opportunities among, as well as strategies and actions of, KCM, MALCO, Vedanta Aluminium and us. Vedanta may determine to have KCM, MALCO, Vedanta Aluminium or another of its subsidiaries, instead of us, pursue business opportunities in the copper, zinc, aluminum or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.
We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.
     We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta group, including guarantees issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees cover obligations aggregating Rs. 53,062 million ($1,180.5 million) as of March 31, 2010, the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects — Guarantees.”
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
     The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2004 and re-elected in May 2009, has taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. The present government continues to be a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement its liberalization policies. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. Given the changes in government policy on divestments, there can be no assurance that any of the proposed privatizations which we may be interested in pursuing will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular if new restrictions on the private sector is introduced or if existing restrictions is increased.
Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.
     Recent global market and economic conditions have been unprecedented and challenging and have resulted in tighter credit conditions and recession in most major economies in the last several years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. In the second half of 2008, added concerns fueled by the United States government conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, the declared bankruptcy of Lehman Brothers Holdings Inc., the United States government financial assistance to American International Group Inc., Citigroup Inc., Bank of America and other federal government interventions in the United States financial system led to increased market uncertainty and instability in both United States and international capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.
     As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike and corresponding decreases in global infrastructure spending and commodity prices. Continued turbulence in the United States and international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. These global market and economic conditions have had an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. For example, in response to recent global economic conditions and a decline in commodity prices, we have ceased operations at one of our aluminum smelters at the Korba complex which may have a material adverse effect on our business and financial performance.
As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations.
     In fiscal 2010, approximately 63.4% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy, following a period of significant growth, has more recently been adversely affected by the unprecedented and challenging global market and economic conditions that has caused and may continue to cause a downturn in the rate of economic growth in India. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc and aluminum sectors, as well as the customers of manufacturing industries. The recent economic slowdown has had and could continue to have, and any future slowdown in the Indian economy could have, a material adverse effect on our financial condition and results of operations.

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
     Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees or Australian dollars. In addition, in fiscal 2010, approximately 36.6 % of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. Our results of operations could be adversely affected if the US dollar depreciates against the Indian Rupee or Australian dollar or the Indian Rupee or Australian dollar appreciates against the US dollar. We seek to mitigate the impact of short-term movements in currency on our business by hedging most of our near-term exposures. Typically, most of our exposures with a maturity of less than two years are hedged completely. However, large or prolonged movements in exchange rates may have a material adverse effect on our results of operations and financial condition.

If India’s inflation worsens or the prices of oil or other raw materials rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
     India has recently experienced fluctuating wholesale price inflation compared to historical levels due to the global economic downturn. In addition, international prices of crude oil have recently experienced significant volatility, including a rise to historical highs that increased transportation costs followed more recently by a significant decline as global economic conditions have deteriorated. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of thermal coking coal in particular, could cause our costs for raw material inputs required for production of our products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs along to customers.
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
     As of June 30, 2010, we had 3,361,207,534 equity shares outstanding, including 483,366,416 equity shares represented by 120,841,604 ADSs. All our outstanding equity shares, 3,361,207,534 were freely tradable on the NSE and BSE as of June 30, 2010. Furthermore, Vedanta, through Twin Star and MALCO, continued to have effective control over 1,939,086,376 of our outstanding equity shares, which represented 57.7% of our outstanding share capital as of June 30, 2010.
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

     Holders of ADSs may be unable to exercise preemptive rights for the underlying equity shares of the ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the holders of the ADSs. The value the depositary would receive from the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of our equity shares represented by their ADSs, their proportional ownership interests in us would be diluted.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.
     A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. For this purpose, the total value of our assets generally will be determined by reference to the market price of our equity shares and ADSs. Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2010. However, the application of the asset test described above is subject to ambiguity in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2011 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation - Passive Foreign Investment Company.” US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company
     Sterlite Industries (India) Limited was incorporated on September 8, 1975 under the laws of India and maintains a registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India. Our principal executive office is located at SIPCOT Industrial Complex, Medurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India and the telephone number for this office is (91) 461 661 2982. Our website address is www.sterlite-industries.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not a part of this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
     We were acquired by Mr. Anil Agarwal and his family in 1979 and have grown from a small wire and cable manufacturing company to one of India’s leading non-ferrous metals and mining companies. In 1988, we completed an initial public offering of our shares in India to finance in part our first polythene insulated jelly filled copper telephone cables plant. As part of our strategy to concentrate on businesses with high growth potential, we discontinued production of polyvinyl chloride power and control cables and enameled copper wires in 1990 and in 1991 commissioned a continuous cast copper rod plant.

     In 1997, in order to obtain captive sources of copper for our copper rod plant, we commissioned the first privately developed copper smelter in India at Tuticorin.
     In 2000, we acquired CMT, which owns the Mt. Lyell copper mine in Australia. CMT had been acquired by Monte Cello in 1999, and we acquired it through our acquisition of Monte Cello from a subsidiary of Twin Star in 2000.
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
     In July 2009, in connection with our follow-on offering of ADS, each representing one equity share of par value Rs. 2, we issued 131,906,011 new equity shares in the form of ADSs, at a price of $12.15 per ADS, aggregating approximately $1,602.7 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were allotted to our parent company, Twin Star, which is a wholly-owned subsidiary of Vedanta.
     In October 2009, we issued $500 million aggregate principal amount of 4% Convertible Senior Note (the “Convertible Notes”). Subject to certain exceptions, the Convertible Notes are convertible, at the option of the holder, into ADSs at a conversion rate of 42.8688 ADSs per $1,000 principal amount of Convertible Notes, which is equal to a conversion price of approximately $23.33 per ADS. The Convertible Notes will mature on October 30, 2014, unless earlier repurchased or redeemed by us or converted.
     On October 30, 2009, Sterlite Energy filed its draft red herring prospectus with SEBI for a proposed initial public offering of its equity shares for up to Rs. 51,000 million ($1,134.6 million) on October 30, 2009.
     Our equity shares are listed and traded on the NSE and BSE. Our equity shares have been included in S&P CNX Nifty, a diversified index of 50 Indian stocks listed on the NSE, since April 5, 2007 and has been included in BSE Sensex, a diversified index of 30 Indian stocks listed on the BSE, since July 28, 2008. Our ADSs are quoted on the NYSE (NYSE: SLT).

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
     Vedanta is 60.5% owned by Volcan, a holding company 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Parties — Vedanta.”
     Our capital expenditures spent in fiscal 2009 and 2010 were Rs 40,623 million and Rs 61,875 million ($1,376.5 million) respectively. See “Item 5. Operating and Financial Review and Prospects — Off Balance Sheet Arrangements — Capital Expenditures and Commitments” for more information.

B.	Business Overview
OUR INDUSTRY
     Unless otherwise indicated, all data relating to the copper, zinc and aluminum industries contained in this annual report is primarily derived from Brook Hunt & Associates Ltd, or Brook Hunt, (a Wood Mackenzie company) and other industry sources.
     Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2005-06, 2006-07, 2007-08 and 2009-10), the Central Electricity Authority of India’s General Review (2004-05 and 2007-08), and the Ministry of Power website. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours (kWh).
Copper
Global Copper Market
     Background
     Copper is a non-magnetic, reddish-colored metal with a high electrical and thermal conductivity (among pure metals at room temperature, only silver has a higher electrical conductivity), high tensile strength and resistance to corrosion.
     Copper consumption has three main product groups: copper wire rods, copper alloy products and other copper products. The predominant intermediate use of copper has been the production of copper wire rods, which accounted for approximately half of total copper production in 2009. Copper rods are used in wire and cable products such as energy cables, building wires and magnet wires. Copper alloy products were the next largest users of copper in 2009, followed by other copper products, which include non-electrical applications such as tubes for air conditioners and refrigerators, foils for printed circuit boards and other industrial and consumer applications.

     In the global copper consumer market in 2009, the construction segment and electrical and electronic products accounted for 33% of copper consumption each followed by the industrial machinery segment and the transportation segment (13% each) and the consumer products segment (8%).
     The copper industry has three broad categories of producers:
•	Miners, which mine the copper ore and produce copper concentrate;

•	Custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	Integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.
     Refined Copper Consumption
     Global copper consumption decreased from 18.0 million tons globally in 2008 to 17.3 million tonnes in 2009. Demand declined by 21% in both Europe and North America. In terms of copper demand, the recession had a significant adverse impact. Demand in Europe in 2009 was hampered by the slowdown in the regional construction sector. Similarly, demand for copper in the United States was also affected by the slow construction activities in 2009. Elsewhere, a slowdown in both the construction and automobile sectors contributed to the fall in copper demand in Japan. Meanwhile, the sharp downturn was offset by a significant uplift in Chinese demand during 2009. Consumption increased by 28% in China while it increased by 5% in Africa. The main factors contributing to the surge in Chinese demand were the investments in the power and construction sectors, helped by an increase in the availability of credit and the introduction of government incentive schemes in both the auto and home appliances sectors.
     Asia (including the Middle East), Western Europe and North America together accounted for 88% of global copper consumption in 2009. Europe and North America accounted for over 60% of copper consumption during the 1980s, but strong growth in Asia, led by China and Japan, has since significantly changed global consumption patterns. Asia is the fastest growing copper market in the world. Strong growth in Asia (including the Middle East), Russia and the Commonwealth of Independent States, or CIS, and Eastern European countries is expected from 2011 onwards following a recovery in demand from the recent slowdown.
     The following table sets forth the regional consumption pattern of refined copper from 2006 to 2009:

	Year Ended December 31,
	2006		2007		2008		2009
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Rest of Asia(1)	4,246	24.3%	4,182	23.3%	4,153	23.1%	3,713	21.5%
Western Europe	3,923	22.4	3,661	20.4	3,413	19.0	2,687	15.5
China	3,967	22.7	4,600	25.7	5,014	27.9	6,520	37.7
North America	2,408	13.8	2,395	13.4	2,200	12.2	1,705	9.8
CEE(2) and CIS	1,210	6.9	1,251	7.0	1,240	6.9	806	4.6
Latin America	895	5.1	863	4.8	906	5.0	781	4.5
India	458	2.6	568	3.2	598	3.3	607	3.6
Africa	243	1.4	275	1.5	295	1.6	340	2.0
Oceania	143	0.8	148	0.8	144	0.8	143	0.8

Total	17,493	100.0%	17,943	100.0%	17,963	100.0%	17,302	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.

Source: Brook Hunt Copper Metal Service Report, March 2010.

     Copper Supply
     Global mine production is the principal source of copper, with scrap recycling accounting for only a minor part of the aggregate supplies. The five largest copper mining countries were Chile (34%), the United States (7.6%), Peru (7.7%), China (6.6%) and Australia (5.2%), which together accounted for approximately 61% of the total copper mined worldwide in 2009. Less than 50% of global copper mine production is integrated, with the remainder sold in the custom smelting market. The five largest copper mining companies in 2008 were Corporación Nacional del Cobre, Chile, or Codelco, Freeport-McMoRan, BHP Billiton Limited, or BHP Billiton, Xstrata AG, or Xstrata, and Rio Tinto Alcan Ltd, or Rio Tinto.
     The major smelting locations include China (20.4%), Japan (10.7%), Chile (10.6%), Russia (5.2%) and India (4.8%), which together accounted for 51.7% of global production and thus are major importers of copper concentrate in 2008. The five largest refined copper producing countries were China (22.5%), Chile (17.8%), Japan (7.8%), the United States (6.5%) and Russia (4.5%), which together accounted for about 59.2% of the total copper produced worldwide in 2009. The five largest copper smelting companies in 2009 were Codelco, Xstrata, Jiangxi Copper Company, Aurubis AG and Nippon Mining and Metals Co. Ltd, while the five largest copper refining companies in 2009 were Codelco, Aurubis AG, Freeport-McMoran, Jiangxi Copper Company and Xstrata.
     Global refined copper production decreased very marginally from 18.4 million tons in 2008 to 18.33 million tons in 2009. There was a production surplus in 2009.
     The following table sets forth the regional production pattern of refined copper from 2006 to 2009:

	Year Ended December 31,
	2006		2007		2008		2009
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Latin America	3,906	22.6%	3,953	22.0%	4,070	22.2%	4,184	22.8%
Rest of Asia(1)	2,953	17.1	2,995	16.6	2,927	15.9	2,766	15.1
China	3,003	17.4	3,497	19.4	3,779	20.6	4,110	22.4
CEE(2) and CIS	2,173	12.6	2,123	11.8	2,087	11.4	1,992	10.9
North America	1,758	10.2	1,786	9.9	1,733	9.4	1,538	8.4
Western Europe	1,877	10.9	1,846	10.3	1,945	10.6	1,816	9.8
Africa	567	3.3	638	3.5	645	3.5	751	4.1
Australia	430	2.5	443	2.5	502	2.7	458	2.5
India	629	3.6	722	4.0	683	3.7	721	4.0

Total	17,296	100.0%	18,003	100.0%	18,371	100.0%	18,336	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.

Source: Brook Hunt Copper Metal Service Report, March 2010.
     Pricing
     Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. The significant price increase in 2006 resulted from healthy demand growth and supply, due to limited ore availability and labor disruptions at several of the large mines. Strong imports into China due to increased domestic consumption in 2007 reduced international inventories and saw the price trade above $7,000 per ton for most of the second and third quarters of 2007. The same trend continued in the first nine months of 2008, but in the fourth quarter of 2008 the price decreased to below $4,000 per ton mainly due to the turmoil in the financial markets and the fall in global demand. Copper prices on the LME increased consistently during the second half of 2009 and were at an average of around US$ 8,000 per metric ton levels.
     The following table sets forth the movement in copper prices from 2000 to 2009:

	Year Ended December 31,
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	($ per ton, except percentages)
LME Cash Price($)	1,814	1,577	1,557	1,779	2,869	3,683	6,729	7,124	6,966	5,170
% Change	15.3	(13.1)	(1.3)	14.3	61.2	28.4	82.7	5.9	(2.2)	(25.7)

Source: LME.
     The LME copper cash price was $5,170 per ton as of March 31, 2010.
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
     Since 2006, TcRcs have fallen significantly, reflecting a continuing tightening in the physical concentrate demand/supply balance. The annual negotiations for copper concentrate TcRc charges (excluding price participation, if any) between the Japanese smelters and BHP Billiton (which traditionally set the market benchmark) settled at $75.00 per ton and $0.075 per pound in 2009.
     The following table sets forth the movement in copper TcRc from 2000 to 2009:

	Year Ended December 31,
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(US cents per lb, except percentages)
TcRc(1)	15.9	17.4	15.5	13.9	13.0	29.6	45.9	15.4	11.5	19.5
% Change	3.9	9.4	(10.9)	(10.3)	(6.5)	127.7	55.1	(66.4)	(24.7)	69.6

Note:

(1) Includes price participation, if any.

Source: Brook Hunt Copper Metal Service Report.
Indian Copper Market
     Background
     The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan Copper, which was the only producer in India until 1995. Since then, the industry has transformed significantly with our entry and the entry of Birla Copper, now owned by Hindalco. We are one of the two custom copper smelters in India with a primary market share of 33.0% in fiscal 2010, according to the International Copper Promotion Council, India, or ICPCI. The other custom copper smelter in India is Hindalco, which had a primary market share in India of 32.0% in fiscal 2010. The remainder of the primary copper market in India was served by Hindustan Copper (3.5%) and SWIL Limited (0.8%) in fiscal 2010. Copper refining output in India has grown at a compound annual growth rate of 9.64% from 499,000 tons in 2005 to 721,000 tons in 2009.

     Consumption Pattern
     From 2007 to 2009, consumption in the Indian primary copper market increased at a compound annual growth rate of 8.27%. The total domestic demand for copper is estimated to have increased from 415,000 tons in 2005 to 628,000 tons in 2009, a compound annual growth rate of 9.84% over three years. In addition, the demand for copper in India is expected to grow from 628,000 tons in 2009 to 1.5 million tons in 2020, representing a compound annual growth rate of 7.6%. This compares to world demand for copper, which Brook Hunt estimates will grow from 17.0 million tons in 2009 to 24.6 million tons in 2020, representing a compound annual growth rate of 3.3%, according to Brook Hunt.
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
Market Outlook
     Global Copper Outlook
     The rapidly developing Asian market is expected to drive copper consumption growth. The countries from Asia that are contributing to this rapid growth are primarily China and India. Copper demand is expected to continue to be dominated by its use in electric wires and cables. Global refined consumption of copper is expected to increase from approximately 17.3 million tons in 2008 to 18.2 million tons in 2010, an increase of 5.4%.
     The mine production is expected to rise by 4.8% in 2010 year on year (“YoY”), mainly due to an increase in investments in Africa (21.8% in 2010 YoY) and Latin America (5.0% in 2010 YoY). However, the long term view on the availability of concentrates remains subdued since the mining projects are taking longer to implement due to depleting resources of copper and availability of funds after the financial crisis last year. Existing mining projects are experiencing problems such as power shortage, depleting ore grades and labor issues. Global copper concentrate demand will outperform the production by 103,000 metric ton in 2010 and is expected to be stable in 2011.
     The global copper smelter production capacity is expected to increase by 8.6% in 2010 YoY with a production of 15.3 million tons, and by 8.7% for the years 2011 and 2012 at a production of 16.6 million tons and 18.1 million tons respectively. The largest rise in 2010 will be seen in China with the commissioning of the Baoding, Liangshan (100,000 tons per annum) smelters and several smelter expansions.
     The catalyst for any meaningful recovery in long-term TcRcs will be a rationalization, or at least restructuring, of the custom smelting industry. Until then, TcRcs are likely to remain well below their previous long-term average.
     Indian Copper Outlook
     The Indian market outlook is expected to remain positive, with strong growth in key user segments such as power, construction and engineering. Domestic consumption is expected to increase in 2010, primarily driven by rising living standards and the development of the domestic power sector. Growing industrialization and regulatory reforms are attracting huge investments to the power sector and the transmission and distribution segments. Increased residential and infrastructure development is also expected to generate demand for copper.

Zinc
Global Zinc Market
     Background
     Zinc is the fourth most common metal in the world, trailing only iron, aluminum and copper in worldwide annual production.
     The principal use for zinc in the world is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounted for approximately 48% of world consumption of zinc in 2010. The main end-use industries for galvanized steel products are the automobile manufacturing, domestic appliance manufacturing and construction industries, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include brass semis alloys and castings (11%), die-casting (17%) and oxides and chemicals (10%). Alloys are principally used in toys, vehicles and hardware.
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
     Zinc Consumption
     Global zinc consumption decreased by 2% from 11.4 million tons in 2007 to 11.2 million tons in 2008. In 2009, this decreased further by 9% to 10.1 million tons according to Brook Hunt Zinc Metal Services Report, March 2010. The decline was a result of the financial crisis at the beginning of 2009. In both absolute and percentage terms, galvanisizing is forecasted to be the fastest growing end use with the principal applications being found in the construction and the automotive industries. By 2020, it is expected to account for 55% of global zinc usage.
     China, Europe and North America together accounted for approximately 70% of global zinc consumption in 2009. With a compound annual growth rate of 2.1% between 2006 and 2009, Asia has been the fastest growing zinc market in the world. Driven by continuing strong growth in China and other regional markets, strong growth in Asia is expected to continue over the next few years.
     The following table sets forth the regional consumption pattern of refined zinc from 2006 to 2009:

	Year Ended December 31,
	2006		2007		2008		2009
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	2,843	25.5%	2,894	25.2%	2,592	23.1%	1,973	19.4%
China	3,166	28.4	3,531	30.8	3,795	33.9	4,061	40.0
India	428	3.8	469	4.1	479	4.3	495	4.8
Rest of Asia(1)	2,190	19.6	2,149	18.7	2,075	18.5	1,677	16.5
North America	1,409	12.6	1,275	11.1	1,131	10.1	1,028	10.0
Latin America	647	5.8	673	5.9	671	6.0	559	5.5
Oceania	273	2.4	284	2.5	284	2.5	226	2.2

	Year Ended December 31,
	2006		2007		2008		2009
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Africa	193	1.7	198	1.7	178	1.6	164	1.6

Total	11,149	100.0%	11,473	100.0%	11,205	100.0%	10,183	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
Source: Brook Hunt Zinc Metal Services Report, March 2010
     Zinc Supply
     There are zinc mining operations in approximately 50 countries. The five largest zinc mining countries are China (27.9%), Peru (12.6%), Australia (11.6%), the United States (6.2%) and Canada (6.1%), which together accounted for 65% of total zinc mined worldwide in 2009. India accounted for about 6.1% of the global mine output in 2009. Mine production has fallen in North America in the last few years as a result of mine closures, which has resulted principally from reserve exhaustion and also from economic pressures. The five largest zinc mining companies in 2009 were Xstrata (9.1%), HZL (6%), Minmetals (5.6%), Teck (5.4%) and Glencore International AG (3.8%).
     Australia and Peru are the largest net exporters. Much of this is supplied through traders rather than sold directly to smelters. The largest importing region is Western Europe, followed by China, South Korea and Japan. The main custom smelters are located in these regions.
     Zinc smelting is less geographically concentrated than zinc mining. With a production of 4.2 million tons of zinc in 2009, China is the largest single zinc-producing country in the world. The other major zinc producing countries and regions include Western Europe and the US, which along with China accounts for approximately 60% of total global zinc production. The three largest zinc producing companies in 2009 were Nyrstar NV, or Nyrstar (8.3%), Korea Zinc Company Limited (7.1%) and HZL (5.5%), which together accounted for about 21% of the total zinc produced worldwide in 2009.
     The following table sets forth the regional production pattern of refined zinc from 2006 to 2009:

	Year Ended December 31,
	2006		2007		2008		2009
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	2,436	23.3%	2,474	22.2%	2,454	21.3%	2,068	18.5%
China	3,163	30.2	3,728	33.4	3,909	34.0	4,246	38.0
India	410	3.9	444	4.0	595	5.2	646	5.8
Rest of Asia(1)	1,907	18.2	1,893	17.0	1,944	16.9	1,784	16.0
North America	1,079	10.3	1,057	9.5	1,018	8.8	888	8.0
Latin America	766	7.3	778	7.0	802	7.0	754	6.7
Australia	461	4.4	501	4.5	506	4.4	514	4.6
Africa	256	2.4	286	2.6	280	2.4	273	2.4

Total	10,475	100.0%	11,162	100.0%	11,541	100.0%	11,173	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
Source: Brook Hunt Zinc Metal Services Report, March 2010.

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
     In 2009, prices began to increase. In the last quarter of 2009, the average price was $2, 214 per ton. This increase was caused by improved industry performance.
     The following table sets forth the movement in zinc prices from 2000 to 2009:

	Year Ended December 31,
Zinc Prices	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	($ per ton, except percentages)
LME Cash Price	1,128	885	778	827	1,047	1,381	3,274	3,240	1,874	1,655
% Change	4.8	(21.5)	(12.1)	6.3	26.6	31.9	137.0	(1.0)	(42.2)	(11.7)

Source: LME.
Indian Zinc Market
     Background
     The Indian zinc industry has only two producers. The leading producer is our majority-owned subsidiary, HZL, which had a 74% market share by sale volume in India in fiscal 2010, according to the India Lead Zinc Development Association, or ILZDA. HZL has a refining capacity of 669,000 tpa. The other producer is Binani Zinc Limited, or Binani Zinc, which has a refining capacity of 38,000 tpa.
     Consumption Pattern
     Consumption of refined zinc in India reached 512,000 tons in 2009, a increase of 20.8% from the previous year. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 70% of total consumption. Galvanization is primarily used for tube, sheet and structural products. The other significant end-user of zinc in India is the alloys sector. This contrasts with western world consumption trends, where galvanizing, although still the most common use of zinc, is relatively less important and increased demand has been seen for die-casting alloys, and reflects the emphasis of the Government of India’s current five-year economic program on infrastructure. With expected infrastructure development such as roads, irrigation, construction, oil and gas and ports, there is expected to be increased demand for steel, thus providing significant opportunities for zinc in India.

Market Outlook
     Global Zinc Outlook
     According to Brook Hunt, the combination of stronger economic growth and restocking will result in zinc consumption growth increasing to an average of 7% per annum in 2011 and 2012. This increase in consumption will compensate for the current downturn and result in global zinc consumption growing at an average rate 2.8 % per annum over the period from 2008 to 2012. For the period from 2012 to 2020, consumption growth is forecast to be at an average of 3.5% per annum. As a result of these growth rates, global zinc consumption is forecast to reach 16.5 million tons in 2020, an increase of 5.1 million tons from 2007.
     Indian Zinc Outlook
     The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanizing and zinc alloys for the construction segment. Domestic consumption increased by 20.8% to 512, 000 tons in 2009 and consumption growth for the period from 2009 to 2012 is forecast to average 6.8% per annum.
Aluminum
Global Aluminum Market
     Background
     Aluminum is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses. The importance of different sectors in aluminum demand varies significantly between developed and developing nations and this variation has become increasingly important with the emergence of China as the world’s largest consumer of aluminum. In mature economies, transport plays a more important role in aluminum demand than construction, while packaging is typically the third largest application. In comparison, the latest reports for China show construction as the largest aluminum consuming sector mainly due to high investment in infrastructure, followed by transport as the second largest consuming sector and electrical products as the third largest consuming sector.
     Aluminum Consumption
     Brookhunt has forecast global primary aluminum consumption in 2010 to be 38.5 metric tons, 1.3 metric tons higher than their earliest forecast.
     The following table sets forth the regional consumption of primary aluminum from 2006 to 2009:

	Year Ended December 31,2009
	2006		2007		2008		2009
Region	Volume	%	Volume	%	Volume	%	Volume	%
North America	7,219	20.9%	6,698	17.6%	6,049	16.0%	4705	13.0%
Western Europe	6,796	19.8	7,160	18.9	6882	18.0%	5560	16.0%
China	8,790	25.6	12,300	32.4	12,560	33.0%	13879	39.0%
Rest of Asia(1)	6,299	18.3	6,260	16.5	6,275	17.0%	5411	15.0%
CEE(2)	1,972	5.7	1,918	5.0	1,967	5.0%	1638	5.0%
Latin America	1,364	4.0	1,502	4.0	1681	4.0%	1513	4.0%
India	1,080	3.1	1,207	3.2	1312	3.0%	1439	4.0%
Oceania	422	1.2	444	1.2	463	1.0%	443	1.0%
Africa	466	1.3	492	1.3	641	2.0%	558	2.0%

Total	34,408	100.0%	37,981	100.0%	37,830	100.0%	35,146	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.
Source: Brook Hunt Aluminium Metal Service Report, Q1 2010.
     Aluminum Supply
     Brookhunt has forecasted that global aluminum production will grow from 37.0 metric ton in 2009 to 70.1 metric ton in 2025 with a compound annual growth rate of 4.4%. Driven by rising LME aluminum prices, global production growth had increased steadily since April 2009, due primarily to the large increase in Chinese production. LME inventory levels have been at an average of around 4.6 metric ton since mid-2009 and there are indications that inventories are also being accumulated elsewhere. The aluminum held in financial or rent deals are expected to be released gradually through 2010, adding to available inventory and pushing the LME aluminum price lower, which is expected to temporarily discourage production.
     The following table sets forth the actual and estimated regional production of primary aluminum from 2006 to 2009:

	Year Ended December 31,
	2006		2007		2008		2009
Region	Volume	%	Volume	%	Volume	%	Volume	%
China	9,349	27.6%	12,588	33.0%	13177	33.0%	12965	35.0%
North America	5,333	15.7	5,643	14.8	5781	15.0%	4759	13.0%
CEE(2)	4,678	13.8	4,899	12.8	5101	13.0%	4425	12.0%
Western Europe	4,174	12.3	4,321	11.3	4625	12.0%	3728	10.0%
Latin America	2,493	7.4	2,559	6.7	2660	7.0%	2507	7.0%
Oceania	2,274	6.7	2,316	6.1	2297	6.0%	2211	6.0%
Rest of Asia(1)	2,626	7.7	2,763	7.2	2944	7.0%	3257	9.0%
Africa	1,865	5.5	1,815	4.8	1699	4.0%	1681	5.0%
India	1,115	3.3	1,222	3.2	1296	3.0%	1474	4.0%

Total	33,907	100.0%	38,127	100.0%	39,580	100.0%	37,007	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

(2)	Central and Eastern Europe.
Source: — Brookhunt: Metals Market Service — Long Term Outlook, June 2010
     Alumina
     Alumina is a key raw material for aluminum production. Generally it takes two tons of alumina to produce one ton of primary aluminum. The five largest alumina producing companies are ALCOA (11.6%), Rio Tinto (11.3%), CHALCO (11.1%), UC RUSAL (8.6%), and Alumina Limited (7.0%), which together accounted for approximately 49.6% of the total alumina produced worldwide in 2009.

     The following table sets forth the regional production of alumina from 2005 to 2009:

	Year Ended December 31
	2005		2006		2007		2008		2009
Region	Volume	%	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Oceania	17,918	26.93%	18,607	25.17%	19,249	23.84%	19,728	22.71%	20,263	26.01%
Latin America	13,189	19.82%	14,872	20.11%	15,110	18.72%	15,768	18.15%	13,274	17.04%
China	8,536	12.83%	13,740	18.58%	20,900	25.89%	25,370	29.20%	23,792	30.54%
North America	6,929	10.41%	6,799	9.20%	6,076	7.53%	6,160	7.09%	4,279	5.49%
Western Europe	6,560	9.86%	6,747	9.13%	6,809	8.43%	6,951	8.00%	4,664	5.99%
CEE(2)	6,699	10.07%	6,657	9.00%	5,828	7.22%	5,630	6.48%	4,729	6.07%
India	3,065	4.61%	2,991	4.05%	3,178	3.94%	3,625	4.17%	3,687	4.73%
Rest of Asia(1)	2,904	4.36%	2,996	4.05%	3,056	3.79%	3,058	3.52%	2,686	3.45%
Africa	736	1.11%	530	0.72%	526	0.65%	593	0.68%	530	0.68%

Total	66,536	100.00%	73,939	100.00%	80,732	100.00%	86,883	100.00%	77,904	100.00%

Notes:

(1)	Rest of Asia is Asia excluding China and India.

(2)	Central and Eastern Europe.
Source: Brook Hunt Aluminium Metal Service Report, April, 2010.
     The sharp increase in alumina production in China in 2006 turned the global alumina market from a deficit in 2005 to a surplus in 2006. In 2007, China’s alumina demand grew at 34.6%, pushing global demand growth up 13.0% for the year and relatively weaker supply during the year reduced the surplus of alumina to 156,000 tons. In 2008, the surplus of alumina increased to 3,241,000 tons. In, 2009, the surplus of alumina reduced to 1,249,000 tons, owing to curtailments in various refineries.
     The following table sets forth the demand-supply balance for alumina from 2005 to 2009:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(thousands of tons)
Global Alumina Surplus/(Deficit)	(1,657)	1,704	156	3,528	1,249

Source: Brook Hunt Aluminium Metal Service Report, April, 2010
     Bauxite
     Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0-3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from US Geological Survey, Guinea has the largest bauxite reserves in the world with reserves of 8,600 million tonnes and is the biggest exporter of the ore. (Source: Indian Mineral Year Book-2008).
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

     The following table sets forth the movement in aluminum and alumina prices from 2000 to 2009:

	Year Ended December 31,2009
Aluminum	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	$ per ton, except percentages)
LME Cash Price(1)	$1,549	$1,444	$1,349	$1,432	$1,716	$1,897	$2,566	$2,639	$2,571	$1664
% Change	13.8	(6.8)	(6.6)	6.1	19.9	10.5	35.3	2.8	(2.6)	(35.0)
Alumina
Spot Price(2)	$284	$149	$148	$283	$420	$468	$420	$353	$362	$245
% Change	39.9	(47.5)	(0.7)	91.2	48.4	11.4	(10.3)	(16.0)	2.5	(32.0)
Alumina/Aluminum (%)	18.3%	10.3%	11.0%	`19.8%	24.5%	24.7%	16.4%	13.4%	14.1%	14.7%

(1)	Source: LME.

(2)	Source: Bloomberg, Metal Bulletin; alumina metallurgical grade spot Free on Board, or FOB, average for the year.
Indian Aluminium Market
     Background
     The domestic Indian aluminum industry consists of four primary producers: Hindalco, NALCO, a Government of India enterprise, BALCO, and Vedanta Aluminium. Hindalco had the largest market share in fiscal 2010 of 39.0%, followed by NALCO, BALCO and Vedanta Aluminium with market shares of 25.0%, 22.0%, and 14.0%, respectively according to the Aluminium Association of India, or AAI.
     According to the US Geological Survey, India has the seventh largest reserves of bauxite ore in the world, with total recoverable reserves estimated at 2,170 million tons. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminum producers.
     Supply and Demand
     Indian primary aluminum consumption in 2010 grew by 7.1% to 1.4 million tons. In 2010 and 2011, aluminum consumption is expected to increase by 10.0% and 11.0% respectively as the domestic economy continues to grow and demand for exports increases. This is expected to result in Indian aluminum consumption of primary aluminum being approximately 1.8 million tons by 2011. From 2014 to 2025, Indian aluminum consumption is forecast to grow at an average annual rate of 6.7%, which is expected to result in consumption reaching 4.8 million tons by 2025, making India the world’s third largest aluminum consumer after China and the United States.
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

     Aluminum imports are currently subject to a basic customs duty of 5.0% and an educational cess of 2.0% and secondary and higher education cess of 1.0% of the customs duty. The customs duty has been reduced in a series of steps from 15.0% in 2003 to 5.0% in 2007.
Market Outlook
     Global Aluminum Outlook
     Brookhunt is forecasting a global consumption growth of 9.4% in 2010 to 38.5 million tons. Demand in mature economies is forecast to grow by 4.4% while demand in the rest of the world is forecast to grow by 6.8%. Global aluminum consumption is expected to increase by 9.9% in 2011.
     Indian Aluminum Outlook
     According to Brook Hunt, Indian primary aluminum consumption in 2009 grew by 7.1% to 1.4 million tons. However, the stimulus measures responsible for driving the Indian economy during the downturn are now under review as inflation becomes a concern with prices in December 2009 rising 15.0% YoY, the highest inflation rate in 11 years. The construction market is being driven by large urban infrastructure projects, which combined with population growth are likely to increase demand. Growth in the industrial construction is also highly focused on local manufacturing demand. One of India’s largest advantages is its young population which provides low cost labor market allowing it to be competitive in the global market. This will also drive demand for aluminum in low cost housing. In 2010 and 2011, Brook Hunt forecasts that aluminum consumption will increase by 10.0% and 11.0% respectively. In the longer term, the consumption of aluminum in India is expected to grow from 1.8 million tons in 2011 to 4.8 million tons in 2025.
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
Installed Capacities
     As of March 31, 2010, India’s power system had an installed generation capacity of approximately 159,398 MW. The Central Power Sector Utilities of India, accounted for approximately 32.0% of total power generation capacity as of March 31, 2010, while the various state entities and private sector companies accounted for approximately 49.8% and 18.2%, respectively.

MW	Central	State	Private	Total	Share of Total
	(MW)
Thermal	37,867	49,626	14,961	102,454	64.3%
Hydro	8,565	27,065	1,233	36,863	23.1%
Nuclear	4,560	—	—	4,560	2.9%
Renewable Energy Source	—	2,701	12,820	15,521	9.7%

Total	50,992	79,392	29,014	159,398	100.0%

Source: Central Electricity Authority of India.

     A significant majority of India’s power requirements are dependent upon thermal coal-fired power plants. According to the Ministry of Mines Annual Report 2009-2010, the total copper ore, lead-zinc ore, and bauxite resources of India are estimated at 1.4 billion tons, 0.5 billion tons, and 3.3 billion tons, respectively. According to the Ministry of Coal, the total coal resources of India are 267.2 billion tons as of April 1, 2009, and according to the Energy Information Agency, a statistical agency of the United States government, India has the fourth largest coal reserves in the world as of 2007. The following table sets forth the coal reserves for the Indian states with the largest coal reserves:

Indian states with more than 8 billion tons of coal reserves	Total Coal Reserves
(in billion tons)
Jharkhand	76.7
Orissa	65.2
Charttisgarh	44.5
West Bengal	28.3
Madhya Pradesh	21.0
Andhra Pradesh	18.9
Maharashtra	10.2

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
     According to the Central Electricity Authority of India, 78,577 MW of capacity additions were announced during the Eleventh Plan (2007-2012) and it expects 86,500 MW of capacity additions in the Twelfth Plan (2012-2017). In order to maintain its current rate of growth, India requires faster capacity additions in the Eleventh Plan. Further, additions to generation capacity will require concomitant capacity additions in transmissions and distributions as well. Total investments of around Rs. 6.7 trillion in the power sector in the Eleventh Plan (2007-2012) are expected.
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
Consumption
     Although electricity generation capacity has increased substantially in recent years, the demand for electricity in India still substantially exceeds available generation supply. The following charts show the gap between the total electricity required versus total electricity made available from fiscal 1998 to 2010.
Power: Demand and Supply

Power: Peak Demand and Supply

Note: * Up-to January 2010.

Source: Ministry of Power of the Government of India.
     The industrial, domestic and agriculture sectors are the main consumers of electrical energy, with the industrial sector consuming 44.0%, domestic consumption of 25.0% and agriculture consuming over 24.0% of total electrical energy in fiscal 2007.
     Overall power demand increased at a compound annual growth rate of around 5% in the last decade from 1996-97 to 2007-08. There has been a shift in the demand for electricity from various sectors — the share of the industrial sector has declined steadily, and agricultural consumption, after peaking at 31.0% in 1995-96, declined to 22.0% in 2005-06. On the other hand, domestic household demand witnessed a steady increase from 19.0% in 1995-96 to 24.0% in 2005-06. The following chart shows power consumption by sector in percentage terms, for the period 2005 to 2006.
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

The Eleventh Five-year plan (2007-2012) envisages energy demand to grow at a compound annual growth rate of 7.0%. The following graph shows the expected demand for power for the period 2003 to 2022.

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
OUR BUSINESS
Overview
     We are one of India’s largest non-ferrous metals and mining companies. We are one of the two custom copper smelters in India, with a 33.0% primary market share in India in fiscal 2010, according to ICPCI, the leading and only integrated zinc producer with a 74.0% market share of the Indian zinc market in fiscal 2010, according to the ILZDA, and one of the four primary producers of aluminum with a 22.0% primary market share by production volume in India in fiscal 2010, according to the AAI. In addition to our three primary businesses of copper, zinc and aluminum, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. We believe our experience in operating and expanding our business in India will allow us to continue to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
     Our copper business is principally one of custom smelting. Our Tuticorin smelter was one of the top fifteen custom copper smelters in the world in 2009, and one of the largest in India by production volume in fiscal 2009, according to Brook Hunt. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our operations also include a copper smelter, two copper refineries, three copper rod plants, a doré anode plant, sulphuric and phosphoric acid plants, and captive power plants at our facilities in Silvassa and Tuticorin in India, as well as a precious metal refinery at Fujairah in the UAE.

     Our fully-integrated zinc business is owned and operated by HZL, in which we have a 64.9% ownership interest. HZL is India’s leading zinc producer with a 74.0% market share of the Indian zinc market in fiscal 2010, according to the ILZDA. HZL’s Rampura Agucha mine is the largest zinc mine in the world in terms of contained zinc deposits on a production basis, according to Brook Hunt. HZL was in the lowest cost quartile in terms of all zinc mining operations worldwide in 2009, the third largest non integrated producer of zinc worldwide and the largest integrated producer of zinc worldwide based on production volumes, according to Brook Hunt. In addition, HZL’s Chanderiya zinc smelter is the fourth largest smelter on a production basis worldwide, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include four lead-zinc mines, four zinc smelters, one lead smelter, one lead-zinc smelter, five sulphuric acid plants, one silver refinery, and captive power plants at our Chanderiya, Debari and Zawar facilities in Northwest India, one zinc smelter and a sulphuric acid plant at our Vizag facility in Southeast India and one zinc ingot melting and casting plant at Haridwar in North India.
     Our aluminum business is primarily owned and operated by BALCO, in which we have a 51.0% ownership interest. BALCO is one of the four primary producers of aluminum in India and had a 21.0% primary market share by production volume in India in fiscal 2010, according to AAI. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s partially integrated operations include two bauxite mines, captive power plants and refining, smelting and fabrication facilities at our Korba facility in Central India. BALCO’s 245,000 tpa Korba aluminum smelter was in the ninth position in terms of all aluminum smelter operations worldwide in 2010, according to Brook Hunt. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminum smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminum producer. BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. In addition, BALCO is constructing a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh. The first unit of 300 MW is expected to be synchronized by the third quarter of fiscal 2011 and the remaining three units, progressively by the second quarter of fiscal 2012.
     In addition, we are expanding our aluminum business through Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium has started with a 1.0 million tpa, expandable to 1.4 million tpa subject to government approvals, alumina refinery at Lanjigarh in the State of Orissa in Eastern India, with an associated 75 MW captive power plant, expandable to 90 MW. The second stream of the 1.4 million tpa Lanjigarh alumina refinery has been commissioned in March 2010 and it produced 762,195 tons of alumina in fiscal 2010. In addition, Vedanta Aluminium is investing an estimated Rs.1,00,000 million ($2,224.7 million) to expand its alumina refining capacity at Lanjigarh to 5.0 million tpa, subject to government approvals, by increasing the capacity of the current alumina refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking, which is expected to be completed by the second quarter of fiscal 2011 and by constructing a second 3.0 million tpa alumina refinery and an associated 210 MW captive power plant. The 3.0 million tpa refinery and an associated 210 MW captive power plant are expected to be progressively commissioned in fiscal 2012. Vedanta Aluminium is in the process of obtaining all governmental approvals for these expansion projects.
     In addition, Vedanta Aluminium has the completed construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009. In Phase 2, 228 pots (out of 304 pots) with the associated carbon and cast house facilities have been commissioned from March 1, 2010 in stages. The remaining 76 pots have been commissioned in June 2010. All nine units of 135 MW have been commissioned. The smelter production for fiscal 2010 was 269,083 tons including trial run production and the net generation of captive power plant was 5,085 MU.

Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda at an estimated cost of Rs. 145,000 million ($3,225.8 million) which is scheduled for final completion by the second quarter of fiscal 2013 with the first metal tapping scheduled for the second quarter of fiscal 2011. As of March 31, 2010, Vedanta Aluminium had spent Rs. 223,743 million ($4,977.6 million) on all projects at Lanjigarh and Jharsuguda.
     In respect of our power business, Sterlite Energy is building a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The first unit was successfully lighted on June 30, 2010 and commercial operation is expected to commence in September 2010. The remaining three units will be progressively commissioned by the end of fiscal 2011. In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. Commissioning of this project will be carried out in stages and is expected to be completed by the second quarter of fiscal 2014.
     However, in a order dated September 28, 2010, the Madras High Court ordered the closure of the copper smelting plant at Tuticorin. We intend to file a special leave petition before the Supreme Court of to stay the order passed by Madras High Court on September 28, 2010 as an interim relief and also to allow us to file appeal against the same order.
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
•	our Tuticorin smelter was one of the top fifteen custom copper smelters worldwide in 2009, and one of the largest in India by production volume in fiscal 2009, according to Brook Hunt;

•	our zinc business’ operations are fully integrated with its own mining and captive power generation capacities. HZL is India’s leading zinc producer with a 74.0% market share of the Indian zinc market in fiscal 2010, according to the ILZDA;

•	our aluminum business’ operations are fully integrated with respect to their power requirements through their captive power plants. BALCO’s 245,000 tpa Korba aluminum smelter was in the ninth position in terms of all aluminum smelter operations worldwide in 2010, according to Brook Hunt. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. These allocated coal blocks are regarded as non-reserve coal deposits;

•	we are seeking to further lower our costs across all our operations. Factors contributing to our success in lowering our costs of production include:

•	our focus on continually reducing mining and manufacturing costs and seeking operational efficiency improvements;

•	our building and managing our own captive power plants to supply a substantial majority of the power requirements of our operations; and

•	the relatively large and inexpensive labor and talent pools in India.
     We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations and continually seek to improve efficiency.

Leading non-ferrous metals and mining company in India with a diversified product portfolio
     We have substantial market share across the copper, zinc and aluminum metals markets in India. Specifically:
•	we are one of two custom copper smelters in India, with a 33.0% primary market share in India in fiscal 2010, according to ICPCI;

•	HZL is India’s only integrated zinc producer and had a 74.0% market share by production volume in India in fiscal 2010, according to ILZDA; and

•	BALCO is one of the four primary producers of aluminum in India and had a 22.0% primary market share by production volume in India in fiscal 2010, according to AAI.
     According to Brook Hunt, the demand for copper, zinc and aluminum in India is expected to grow from 869,000 tons, 495,000 tons and 1.4 million tons in 2009 to 1.8 million tons, 1.0 million tons and 3.4 million tons in 2020. This compares to world demand for copper, zinc and aluminum, which Brook Hunt estimates will grow from 21.1 million tons, 10.4 million tons and 35.3 million tons in 2009 to 30 million tons, 16.57 million tons and 62.6 million tons in 2020, respectively.
     With our copper, zinc and aluminum businesses representing 53.3%, 32.4% and 11.6% of our revenue and 9.73%, 78.47% and 5.68% of our operating income in fiscal 2010, respectively, we believe that we have a diversified product portfolio and intend to further diversify our business through our planned entry into the commercial power generation business.
Ideally positioned to capitalize on India’s growth and resource potential
     We believe that our experience operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from factors including:
•	India’s large mineral reserves. According to the Ministry of Mines Annual Report 2009-2010, the total copper ore, lead-zinc ore, and bauxite resources of India are estimated at 1.4 billion tons, 0.5 billion tons, and 3.3 billion tons, respectively. According to the Ministry of Coal, the total coal resources of India are 267.2 billion tons as of April 1, 2009, and according to the Energy Information Agency, a statistical agency of the United States government, India has the fourth largest coal reserves in the world as of 2007. In addition, according to the Investment Commission of India, India’s bauxite reserves are the fourth largest in the world with total recoverable reserves estimated at 2.4 billion tons.

•	India’s economic growth and proximity to other growing economies. India is one of the fastest growing large economies in the world with a real gross domestic product growth of 6.7% in fiscal 2009 and an expected growth in real gross domestic product of 7.2% in fiscal 2010, according to the Government of India, Economic Survey (2009-2010). The Government of India plans to spend approximately $514 billion on infrastructure between 2007 and 2012, including approximately $167 billion on the power segment, according to the Government of India’s Eleventh Five-Year Plan (2007-2012) (exchange rate used in the plan for calculating infrastructure and power segments spending was Rs. 40 = $1.00). As such, we believe that our focus on the metals and power segments will allow us to directly benefit from demand in India and from the other growing economies in China, Southeast Asia and the Middle East.

•	India’s large and inexpensive labor and talent pools. India has, compared to other industrialized nations, low labor costs as a result of its large and skilled labor pool and the availability of many well-educated professionals.

Strong pipeline of growth projects
     We possess a strong portfolio of greenfield and brownfield projects that we intend to pursue:
•	Copper segment: we have Rs. 22,900 million ($509.5 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant. These projects are expected to be commissioned by mid-2011. We have incurred Rs 2,459 million ($54.7 Million) on these projects as of March 31, 2010. The funding for these projects are mainly from proceeds of the convertible senior notes issued in fiscal 2010.

•	Zinc segment: HZL has Rs. 19,200 million ($427.1 million) of expansion projects to increase its total lead-zinc capacity to 1,064,000 tpa with fully integrated mining and captive power generation capacities. These projects include:
•	establishing one brownfield lead smelter which is expected to increase the production capacity of lead by approximately 100,000 tons at HZL’s Rajpura Dariba complex in the State of Rajasthan, which is expected to be completed by mid-2011;

•	setting up an associated captive power plant with a capacity of 160 MW at Rajpura Dariba, which is expected to be completed by mid-2011;

•	expanding ore production capacity at the Sindesar Khurd mine from approximately 0.3 million tpa to 1.5 million tpa, which is scheduled to be progressively completed from mid-2011. The ramp portal connecting the Sindesar Khurd mine surface to the ore body has been completed and resources have been mobilized to achieve accelerated mine development;

•	HZL is expected to start mining activity at the Kayar mine progressively from mid-2011, with the mine expected to have a production capacity of 360,000 tpa; and

•	increasing silver production from the current levels of approximately 180 tpa to approximately 500 tpa, primarily from the Sindesar Khurd mine.
These projects are financed from internal sources.
•	Aluminum segment: Our aluminum segment projects are being undertaken both at our subsidiary, BALCO, and by Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta in which we have 29.5% ownership interest:
•	In order to enhance aluminum production capacity to 1.0 million tons, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh on August 8, 2007, for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh, at an estimated cost of Rs. 81,000 million ($1,802.0 million). BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminum smelter at an estimated cost of Rs 38,000 million ($845.4 million) which uses pre-baked technology from the Guiyang Aluminium — Magnesium Design & Research Institute, or GAMI, of China. The first production stream from the 325,000 tpa aluminum smelter is expected in the fourth quarter of fiscal 2011. In addition, BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh at an estimated cost of Rs. 46,500 million ($1,034.5 million). The first unit of 300 MW is expected to be synchronized by the third quarter of fiscal 2011 and the remaining three units, progressively by the second quarter of fiscal 2012.

•	Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009. In Phase 2, 228 pots (out of 304 pots) with the associated carbon and cast house facilities have been commissioned from March 1, 2010 in stages. The remaining 76 pots have been commissioned in June 2010.

All nine units of 135 MW have been commissioned. The smelter production for fiscal 2010 was 269,083 tons including trial run production whereas net generation of captive power plant was 5,085 MU. As of March 31, 2010, Vedanta Aluminium had spent an amount of Rs. 223,743 million ($4,977.6 million) on all the projects at Lanjigarh and Jharsuguda.
•	Power segment: We have executed our plan to enter the commercial power generation business with Sterlite Energy’s construction of a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa at an estimated cost of Rs. 82,000 million ($1,824.2 million). The first unit was successfully lighted on June 30, 2010 and commercial operation is expected to commence in the later part of 2010. The remaining three units will be progressively commenced by the end of fiscal 2011. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal to support this facility. These allocated coal blocks are regarded as non-reserve coal deposits. We have also received provisional coal linkage of 2.57 mtpa which will be sufficient for the generation of a substantial portion of the power in the first 600 MW unit. Coal linkage is a long-term supply contract for the delivery of coal meeting contract specifications. Following our application to the Ministry of Coal for a coal linkage to meet the substantial portion of the remaining coal requirement for the balance three units, Mahanadi Coal Fields Limited on July 14, 2010 issued a letter of assurance for another 6.94 million tons.

Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed by the second quarter of fiscal 2014.
Experience for entry into commercial power generation business in India
     We have been building and managing captive power plants in India since 1997 and as of March 31, 2010, are managing captive power plants and wind power plants with a total power generation capacity of 2,618.7 MW, including six thermal coal-based captive power plants with a total power generation capacity of 2,144 MW that we built within the last six years. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. Demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite having increased significantly in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “— Our Industry — Commercial Power Generation Business — Consumption.” In addition, it has large coal resources of 267.2 billion tons as of April 1, 2009, according to the Geological Survey of India, and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, we can compete successfully in this business.
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

     We acquired our zinc business through our acquisition of HZL and our aluminum business through our acquisition of BALCO. We have been successful at increasing production levels from the existing assets by improving operational efficiencies, lowering the costs of production by commissioning captive power plants and growing the businesses through capacity expansions, specifically:
•	increasing HZL’s production from 172,140 tpa of zinc ingots and 214,447 tpa of zinc mined metal content when we acquired HZL in 2002 to 578,411 tpa of zinc ingots and 682,772 tpa of zinc mined metal content in fiscal 2010, representing an increase of 236 % and 218.4%, respectively, by increasing the production of HZL’s original two hydrometallurgical zinc smelters, one lead-zinc smelter and four lead-zinc mines;

•	increasing BALCO’s production from 101,183 tpa of rods and 61,693 tpa of rolled products in fiscal 2008 to 148,279 tpa of rods and 65,973 tpa of rolled products in fiscal 2010.
     We utilize project monitoring and assurance systems to facilitate timely execution of our projects, a number of which have been completed ahead of time and on budget. In addition, we have established relationships with leading domestic and international vendors that support our expansion projects. We have successfully completed expansion projects across our copper, zinc and aluminum businesses.
•	increasing the lead metal capacity of HZL’s lead-zinc smelter at Chanderiya from 35,000 tpa to 85,000 tpa in February 2006;

•	increasing the copper anode capacity of our Tuticorin copper smelter from 180,000 tpa to 300,000 tpa in 2005 and then to 400,000 tpa in November 2006;

•	increasing the Korba facility by adding a new 245,000 tpa aluminum smelter in November 2006;

•	completing a brownfield expansion with the addition of HZL’s two hydrometallurgical zinc smelters with a capacity of 170,000 tpa each, together with coal-based captive power plants of 154 MW and 80 MW at Chanderiya in May 2005 and December 2007, respectively. The capacities of the two hydro zinc smelters were further increased to 210,000 tpa through improvements to the operational efficiencies of both smelters in April 2008;

•	increasing the capacity of the Rampura Agucha lead-zinc mine and processing plant from 2.0 million tpa to 6.0 million tpa of ore to supply the brownfield zinc smelter expansion at Chanderiya between 2003 and 2010;

•	completing our wind power plants at Gujarat and Karnataka with a total power generation capacity of 123.2 MW between 2007 and July 2008;

•	commissioning a third concentrator at Rampura Agucha in May 2008 and an 80 MW captive power plant at Zawar in December 2008 which has lowered our power generation costs, as we have replaced relatively higher cost purchases from the local SEB with our own power generation facilities;

•	increasing the capacity of HZL’s Debari smelter from 80,000 tpa to 88,000 tpa through a project commissioned in April 2008 to improve operational efficiencies; and

•	commissioning a fourth concentrator at the Rampura Agucha mines and a hydrometallurgical zinc smelter with a capacity of 210, 000 tpa at Rajpura Dariba in March 2010.
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

Strategy
     Our goal is to generate strong financial returns and create a world-class metals and mining company. Our strategy is to continue to grow our business by completing our existing expansion projects as well as setting up new greenfield and brownfield projects. We intend to take advantage of our low-cost base, expand our position in India as a supplier of copper, zinc and aluminum products and further develop our exports of these products. We are also leveraging our experience in building and managing captive power plants in developing the commercial power generation business in India and will continue to closely monitor the Indian resource markets in our existing lines of business as well as new opportunities such as iron ore and coal. Key elements of our strategy include:
Continuing focus on asset optimization and reducing the cost of production
     We are currently in the lowest cost quartile in terms of cost of production in our zinc business, and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:
•	seeking improvements in operations to maximize throughput, mining and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing logistics costs through various initiatives;

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce power consumption in the refining and smelting processes and in captive power plants to provide the required power;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	a strong exploration effort seeking to increase the reserves, particularly in our zinc ore business;

•	continuing to improve recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply;

•	securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal for use in power plants, such as the coal block allocations of 211.0 million tons we received from the Ministry of Coal for use in BALCO’s captive power plants’ 31.5 million tons we received from the Madanpur Coal Block for use in HZL’s captive power plants and 112.2 million tons from the Ministry of Coal to support Sterlite Energy’s plants. These allocated coal blocks are regarded as non-reserve coal deposits;

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals; and

•	reducing greenhouse gas emissions from our operations through various projects, including for example our recent installation of a back pressure turbine for utilizing waste gases of the roaster plant at one of our zinc smelters at Chanderiya, a project from which we have 22,744 voluntary emission reduction credits from July 1, 2005 until March 30, 2007 and received 15,614 carbon emission reduction credits from March 31, 2007 until February 29, 2008 and 29,514 carbon emission reduction credits from March 2008 until May 31, 2009. Our two wind power projects have also been registered for carbon emission reduction credits.

     Recent successes as a result of these initiatives include:
•	increased copper and zinc production volumes from fiscal 2009 to fiscal 2010;

•	an increase in reserves at HZL’s Rampura Agucha mine from 67.9 million tons as of March 31, 2009 to 75.7 million tons as of March 31, 2010; and

•	stable cost of production in most of our businesses notwithstanding inflationary cost pressures across the metals and mining industry generally, particularly with respect to logistics and energy costs.
Increasing our capacities through greenfield and brownfield projects
     We intend to continue to increase our capacities through the expansion of mines and construction of new facilities. We believe that increasing our reserves, access to ores and capacities is critical to enable us to continue to capitalize upon the growing demand for metals in India and abroad, particularly in China, Southeast Asia and the Middle East. We seek to implement our expansion projects quickly and with the minimum necessary capital costs in order to generate a high internal rate of return on the projects.
     As of March 31, 2010, we had total production capacities of 400,000 tpa of copper cathodes, 879,000 tpa of zinc, 85,000 tpa of lead and 245,000 tpa of aluminum. Our goal is to achieve 1.0 million tpa of total production capacity in each of our base metals through our existing and future expansion projects, while implementing our expansion projects at industry leading benchmark capital costs, within budget and ahead of schedule. We believe we have made significant progress towards achieving this goal, though there can be no assurance that we will be able to achieve such production capacity for each of our businesses. See “— Competitive Strengths — Strong pipeline of growth projects.”
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
Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group
     We have consolidated and are continuing to seek to increase our direct ownership of our underlying businesses to simplify and derive additional synergies as an integrated group, in particular by acquiring major shareholders to consolidate our corporate structure to simplify and more closely integrate our operations. As part of this strategy we continue to seek to increase our direct ownership of our underlying businesses to derive additional synergies as an integrated group. In March 2004, we exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO in order to make BALCO a wholly-owned subsidiary, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. We own 64.9% of HZL and we intend to acquire from the Government of India a further 29.5% of the shares in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. We have exercised the second option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our option to purchase the Government of India’s remaining shares in HZL may be challenged” and “— Options to Increase Interests in HZL and BALCO.” It has been reported in the media that the Government of India is considering asserting a breach of a covenant by our subsidiary SOVL and may seek to exercise a put or call right with respect to shares of HZL. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.” If the Government of India makes such an assertion, we intend to contest it and believe we have meritorious defenses.
Basis of Presentation of Ore Reserves
     Our reported ore reserves are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers and an audit of the results for the ore reserves of HZL and BALCO by the independent consulting firm of SRK Consulting (UK) Ltd or SRK. Our reported ore reserves at the Mt. Lyell mine are based on our internal estimates. The results are reported in compliance with Industry Guide 7 of the US Securities and Exchange Commission, or the SEC.
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
     We retained SRK to conduct independent reviews of our ore reserve estimates (excluding CMT) as of March 31, 2010 at the Rampura Agucha, Rajpura Dariba S.K Mines, Kayar mines and Zawar lead-zinc mines. SRK visited the HZL sites in 2010 and the Manipat and Bodai-Daldali bauxite mines of BALCO in March 2008 and in both instances reviewed the methodology and data used to develop the ore reserve estimates. The geological information at Mt. Lyell, Rampura Agucha, Kayar and Sindesar Khurd are modeled using conventional computerized models, the information at Rajpura Dariba is modeled using a proprietary modeling system, and the information at Zawar and the bauxite mines is modeled using paper based sections. SRK conducted a series of checks at the HZL and BALCO mines to verify that the resulting estimate of the quantity and quality of ore present was appropriate.

     In addition to the ore reserves, we have identified further mineral deposits as either extensions to or in addition to our existing operations that are subject to ongoing exploration and evaluation.
Our Copper Business
Overview
     Our copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant, copper rod plant, a doré anode plant and two captive power plants at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provided approximately 7.8% of our copper concentrate requirements in fiscal 2010. We also have a precious metal refinery at Fujairah in the UAE that produces gold and silver ingots, which was commissioned in March 2009.
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

Our Production Process
     Our copper business has a number of elements which are summarized in the following diagram and explained in greater detail below:
     Supply of Copper Concentrate
     As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. Approximately 7.8% of our copper concentrate was sourced from our own mine in Tasmania, Australia in fiscal 2010. All of the copper concentrate used in our operations, whether from our own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to our Tuticorin smelter.

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

Principal Facilities
     Overview
     The following map shows the locations of each of our copper mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2010:

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
     The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 1M95 and 5M95 granted by the State Government of Tasmania. Mining Lease 1M95 was granted on January 1, 1995 for a period of 15 years and Mining Lease 5M95 was granted on February 1, 1995 for a period of 14 years and 11 months. Both are renewable and are subject to the terms and conditions specified in the Mineral Resources Development Act, 1995, as amended, of Australia. For Mining Lease 1M95 and Mining Lease 5M95, renewed applications have been submitted, which we expect to be renewed in due course. The mine is also covered by the Copper Mines of Tasmania Pty Ltd (Agreement) Act 1999, which, in conjunction with an agreement between the State Government of Tasmania and CMT entered into pursuant to that Act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims.
     The Mt. Lyell mining district was first discovered in 1883 and 15 separate orebodies have been mined over its life. It is estimated that in excess of 100 million tons of ore has been extracted from the district. Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, formerly Gold Mines of Australia, when MLMC entered into voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.2 million tpa in fiscal 2000 to 2.6 million tpa in fiscal 2009 and decreased in 2010 to 1.88 million tpa. We acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star in 2000.
     The principal deposits in the Mt. Lyell region are all of the volcanic disseminated pyrite-chalcopyrite type, which accounts for 86.0% of the known ore in the region. The geology of the Mt. Lyell mine consists of a series of intercalated felsic to mafic-intermediate volcanics.

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
     The gross value of fixed assets, including capital works-in-progress, was approximately AUD 107.5 million (Rs.4,444.4 million or $98.9 million) as of March 31, 2010.
     In fiscal 2010, Mt. Lyell mined and processed 2.12 million tons of ore at a grade of 1.23% copper to produce 84,227 dmt of copper concentrate, which also contained 13,004 ounces of gold and 116,380 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. Based on reserves as of March 31, 2010 and anticipated production, the estimated mine life at Mt. Lyell is approximately four years from April 1, 2010.
     The economic cut-off grade is defined using the metal prices of $4,409 per ton of copper and $1000 per ounce of gold. The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 1.0% copper and have an average grade that exceeds 1.0% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.75% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 1.0% copper. CMT operates on a 1.0% copper operational cut-off grade in practice, preferring to take a higher revenue at the expense of a longer mine life.

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
     For fiscal 2010, the metallurgical recovery was 91.14% for copper, 65.96% for gold and 63.4% for silver. For fiscal 2010, the contract mining and milling cost was AUD 3,319 (Rs. 137,220 or $3,052.7) per ton, administration and environment cost was AUD 704 (Rs. 29,106 or $647.5) per ton and transportation cost was AUD 352 (Rs. 14,553 or 323.8) per ton. Correspondingly the TcRc was AUD 444 (Rs. 18,357 or $408.4) per ton.
     The following table sets out our proven and probable copper reserves as of March 31, 2010. The figures show the split between the ore derived from primary, or in-situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralized material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, we believe that this allowance can be sustained for the forecast life of the reserves.

		Proven Reserve		Probable Reserve		Total Proven and Probable Reserves
Mine	Source	Quantity	Copper Grade	Quantity	Copper Grade	Quantity	Copper Grade
		(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mt. Lyell	In-situ ore	3.0	1.34	1.2	1.42	4.2	1.36
	Secondary ore	—	—	5.2	1.13	5.2	1.13
	Surface stockpile	0.1	1.25	—	—	0.1	1.25

Total		3.1	1.34	6.4	1.18	9.5	1.24

     Our Smelter and Refineries
     Overview
     The following table sets forth the total capacities as of March 31, 2010 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Tuticorin	400,000	205,000	90,000	1,300,000	230,000	46.5
Silvassa	—	195,000	150,000	—	—	—

Total	400,000	400,000	240,000	1,300,000	230,000	46.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.

(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
     Tuticorin
     Our Tuticorin facility, established in 1997, is located approximately 17 kilometers inland from the port of Tuticorin in Tamil Nadu in Southern India. Tuticorin is one of India’s largest copper smelters based on production volume in fiscal 2009. Our Tuticorin facility currently consists of a 400,000 tpa copper smelter, a 205,000 tpa copper refinery, a 90,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant, a 700 tpa doré anode plant and two captive power plants with capacities of 22.5 MW and 24.0 MW, respectively.
     The captive power plants with a total capacity of 46.5 MW, together with a further 11.2 MW generated from the smelter waste heat boiler, meet most of the facility’s power requirements. The remaining power requirements of the facility, which amount to approximately 18.2% and 10.4% of its total power requirements in fiscal 2010, are obtained from the state power grid and MALCO, respectively. Our captive power plants at Tuticorin operate on furnace oil procured through long-term and short-term contracts with various oil companies.
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
     Fujairah
     Fujairah Gold FZE is located in the Fujairah Free Zone-2. Our Fujairah facility is strategically located 130 kilometers east of Dubai and is on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 85 tons of silver. Outotec oyj, Finland, the pioneer in providing technology for extraction and refining of precious metals, supplied the technology for the precious metal refinery. Fujairah Gold FZE has commissioned a copper rod plant at a cost of $12.5 million, with an annual capacity of 100,000 tpa and production had commenced in May 2010. Continuus Properzi S.p.A., Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is expected to be sourced from the smelters of the Vedanta group.

Production Volumes
     The following table sets out our total production from Tuticorin and Silvassa for the three years ended March 31, 2010:

		Year Ended March 31,
Facility	Product	2008	2009	2010
	(tons)
Tuticorin	Copper anode(1)	335,652	313,284	333,924
	Sulphuric acid(2)	1,027,771	987,511	1,036,353
	Phosphoric acid(2)	152,401	163,607	205,844
	Copper cathode(3)	162,940	139,706	154,177
	Copper rods(3)	81,698	76,292	55,893
Silvassa	Copper cathode(3)	176,354	173,127	179,997
	Copper rods(3)	143,060	143,587	140,989
Total	Copper anode	335,652	313,284	333,924
	Copper cathode	339,294	312,833	334,174
	Copper rods	224,758	219,879	196,882
	Sulphuric acid	1,027,771	987,511	1,036,353
	Phosphoric acid	152,401	163,607	205,844

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.

(2)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.

(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
     The following table sets out CMT’s copper extraction from the Mt. Lyell mine for the three years ended March 31, 2010:

		Year Ended March 31,
Mine (Type of Mine)	Product	2008	2009	2010
	(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	2,545,504	2,558,094	1,875,969
	Ore grade	1.2%	1.5%	1.3%
	Copper recovery	90.9%	90.2%	91.1%
	Copper concentrate	99,388	98,761	84,227
	Copper in concentrate	27,952	27,421	23,777
Principal Raw Materials
     Overview
     The principal inputs of our copper business are copper concentrate, rock phosphate and power. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.
     Copper Concentrate
     Copper concentrate is the principal raw material of our copper smelter. In fiscal 2010, we sourced 92.2% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. In fiscal 2010, we sourced only 7.8% of our copper concentrate requirements from our own mines in Australia. We expect the percentage we purchase from third party suppliers to increase in future periods as the reserves of our Mt. Lyell copper mine are expected to be exhausted by fiscal 2014. We expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.

     In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal 2010, we sourced approximately 60.0% of our copper concentrate requirements through long-term agreements.
     We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal 2010, we sourced approximately 40.0% of our copper concentrate requirements through spot purchases.
     Rock Phosphate
     Our rock phosphate is currently sourced primarily from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed for the year. These contracts provide for minimum supply quantities with an option to increase if required. We utilize other sources in Egypt, and Algeria to procure additional rock phosphate as required.
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
Sales and Marketing
     The ten largest customers of our copper business accounted for approximately 16.8%, 32.5% and 27.2% of our copper business revenue in fiscal 2008, 2009 and 2010, respectively. No customer accounted for greater than 10.0% of our copper reveunue in any of the last three fiscal years.
     Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal 2008, 2009 and 2010, exports accounted for approximately 56.0%, 39.0% and 45.7% of the revenue of our copper business, respectively. Our export sales were primarily to China, Japan, the Philippines, Singapore, South Korea, Taiwan, Thailand and various countries in the Middle East. We also sell phosphoric acid and other by-products in both the domestic and export markets.
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
Market Share and Competition
     We are one of the two custom copper smelters in India and had a 33.0% primary market share in India in fiscal 2010, according to ICPCI. The other custom copper smelter in India is Hindalco, which had a primary market share by volume in India of 46.4% in fiscal 2010. The remainder of the primary copper market in India was served by Hindustan Copper (5.1%) and SWIL Limited (1.2%) in fiscal 2010.
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
Projects and Developments
     We have Rs. 22,900 million ($509.5 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant. These projects are expected to be commissioned by mid-2011. We have incurred Rs 2,459 million ($54.7 million) on these projects as of March 31, 2010. The funding for these projects are mainly from the proceeds of the convertible senior notes issued in fiscal 2010.
Our Zinc Business
Overview
     Our zinc business is owned and operated by HZL. HZL’s fully-integrated zinc operations include four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, four sulphuric acid plants and one silver refinery in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and one sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.
     We first acquired an interest in HZL in April 2002 and since then have significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs. HZL improved its operating performance further by:
•	benefiting from low-cost production available from its two hydrometallurgical zinc smelters with capacity of 210,000 tpa each at Chanderiya commissioned in May 2005 and December 2007, and expanded in April 2008 together with associated captive power plants at Chanderiya;

•	benefiting from low-cost production available from one of its hydrometallurgical zinc smelters with capacity of 210,000 tpa at Rajpura Dariba smelting complex, which was commissioned in March 2010;

•	increasing the total zinc smelting production capacity;

•	increasing the percentage of concentrates being sourced from its Rampura Agucha mine as compared to its other mines to lower its cost of obtaining zinc concentrate;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs;

•	reducing the size of its workforce including through a voluntary retirement plan; and

•	increasing productivity and upgrading existing technology.
     HZL has signed a mining lease for the Kayar mine in the State of Rajasthan which expires on February 27, 2018. In January 2009, HZL obtained environmental clearance for an annual production of 350,000 tonnes. The Kayar mine is currently in the post-exploration but pre-development stage. HZL is in the process of obtaining surface land rights over the mine area. Once HZL has obtained the surface land rights, it will commence mine development activities.
     We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the State Government of Tasmania in Australia based on our extraction of copper ore. The most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located. With effect from August 13, 2009, the royalty rate increased from 6.6 per cent to 8.4 per cent of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 5.0 per cent to 12.7 per cent of the LME lead metal price payable on the lead metal contained in the concentrate produced. The royalties we pay are subject to change. See “Risk Factors — Risks Relating to Our Industry — Changes in tariffs, royalties, customs duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operation”.
     We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%).
     We have exercised the second call option option by a letter dated July 21, 2009 to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. The Government of India has stated that the clauses of the shareholders’ agreement relating to our option violated the provisions of Section 111A of the Indian Companies Act, 1956, of India by restricting the right of the Government of India to transfer its shares and that as a result, the shareholders’ agreement was null and void. As such, the Government of India has refused to act upon the second call option. Consequently, SOVL commenced arbitral proceedings under the terms of the shareholders’ agreement and has appointed its arbitrator. Under the terms of the shareholders’ agreement, the Government of India is required to nominate an arbitrator, but the Government of India has not made such a nomination. As a result, SOVL has filed an arbitration application pursuant to section 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court petitioning the court to constitute an arbitral tribunal. The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V N Khare as their arbitrator. By an order dated May 18, 2010, the court directed the parties to appoint mediators for mediation of the dispute and if the mediation is not successful, arbitration will commence. The mediation is in progress. See “Business — Options to Increase Interests in HZL and BALCO — HZL Call Options”.
Principal Products
     Zinc
     We produce and sell zinc ingots in all three international standard grades: Special High Grade (SHG — 99.994%), High Grade (HG — 99.95%) and Prime Western (PW — 98.0%). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.

     Lead
     We produce and sell lead ingots of 99.99% purity primarily to battery manufacturers and to a small extent to chemical manufacturers.
By Products
     Sulphuric Acid
     Sulphuric acid is a by-product of our zinc and lead smelting operations. We sell sulphuric acid to fertilizer manufacturers and other industries.
     Silver
     Silver is a by-product of our lead smelting operations. We produce and sell silver ingots primarily to industrial users and traders of silver.

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
ZINC SMELTERS
Zinc concentrates are converted into zinc ingots using the RLE (roast, leach, electrowin) hydrometallurgical process at five zinc smelters, two located at Chanderiya, one each at Debari , Dariba and Vizag. Chanderiya has another smelter using ISP™ pyrometallurgical process to convert zinc concentrates into zinc ingots. Sulphuric acid is also produced as a by-product from all the smelters at all the locations.
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

With its low strip ratio and good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 87.0% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal 2010, with the Zawar and Rajpura Dariba mines accounting for the remaining 6.0% and 7.0%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya and Debari smelters and by rail and road to the Vizag smelter in Southeast India. HZL has also sold surplus zinc and lead concentrates from its mines to third party smelters.
     Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine and the Rajpura Dariba mine limit our extraction of lead-zinc ore from the mines to approximately 6.0 million tpa, 1.2 million tpa and 0.9 million tpa, respectively, in fiscal 2010.
     Zinc Smelters
     HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Five of HZL’s smelters are hydrometallurgical and one of HZL’s smelters is pyrometallurgical.
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

Principal Facilities
     Overview
     The following map shows the locations of HZL’s lead-zinc mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2010:

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
     The Rampura Agucha mine is India’s largest producer of lead and zinc ore and one of the largest producers in the world. The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2010 from 2.4 million tpa to 6.15 million tpa for mine and 6.5 million tpa for mill at a cost of Rs.11,300 million ($251.4 million) through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG, mill and ball mill circuit.

     Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 240 ton trucks and 34 -cubic meter excavators. Ore is trucked to the primary crusher at the mill and waste is trucked to the waste dump. The mining equipment are owned owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant which was commissioned in 1991. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in three identical milling circuits, comprising a rod mill in open circuit and a ball mill in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transport to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.
     Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. Following an extensive drilling program 142 holes, approximately 84,250 meters to convert resources to reserves, better define the boundaries of the ore body, add resources and conduct open-pit re-optimization, as well as the commencement of potential underground mine project work, the reserve was increased by 35.62 million tons to 75.72 million tons as of March 31, 2010 with an average grade of 14.23% zinc and 1.99% lead and 67 ppm silver after depletion. The drill spacing for the definition of proven reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters in the open-pit. Resources now extend up to 1,190 meters below surface.
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
     In fiscal 2010, 5.1million tons of ore at 12.9% zinc and 1.8% lead were mined from Rampura Agucha, which produced 1.16 million tons of zinc concentrate at 53.0 % zinc and 89,205 tons of lead concentrate at 61.8% lead. Approximately 55,067,678 tons of waste were removed giving a strip ratio of 10.72 tons of waste per ton of ore mined. The strip ratio is expected to increase to about 14.2 tons in fiscal 2011, considering the anticipated overburden removal of about 87 million tonnes and ore production of 6.15 million tonnes. The expansion of mine from 5 mt to 6.15 mt has resulted into significant increase in the strip ratio as there is dimensional change in the pit with ultimate depth of mine as 372 meters. Rampura Agucha mine has initiated a number of steps to optimize the strip ratio. Approximately 92.1% of the zinc was recovered to the zinc concentrate, while 59.3% of the lead and 60.7% of the silver was recovered from the metal contained in ore mined.
     The 12-square kilometers mining lease was granted by the State Government of Rajasthan and runs until March 2020. Mining leases are governed in accordance with the Mineral Concession Rules 1960 and the Mineral Conservation and Development Rules, 1988. We have also obtained consents under various environmental laws to operate the mine. We recently applied for a new prospecting permit covering the surrounding area as the ore body is dipping towards the eastern limit of the mining lease and the deepest intersection is approaching the current leasehold boundary. HZL commenced production at the mine in 1991. Since then, approximately 40.11 million tons of ore, with an ore grade of 12.82% zinc and 1.89% lead, respectively, have been extracted from the open-pit mine.
     Power is supplied from two 234 MW and 80 MW captive power plants at Chanderiya and Zawar with two backup 5 MW generators on-site. Water to the site is pumped 57 kilometers from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 6.0 million tpa.
     The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment was approximately Rs. 15,354 million ($341.6 million) as of March 31, 2010.
     HZL estimates the remaining mine life at Rampura Agucha based on reserves as of March 31, 2010 and current and anticipated production to be over 20 years from April 1, 2010. In 2004, HZL commissioned the first exploration program since the mine opened and since then have increased the reserves at Rampura Agucha by approximately 60.0% after depletion.

HZL also believes that additional mineralization exists in an extension in the depth and breadth of the established resource boundary and exploration drilling is continuing to evaluate the potential of this deeper mineralization.
     An economic feasibility study was carried out in September 2008 based on an industry standard Lerch Grossman open-pit optimization algorithm using Whittle software 4X. The treatment charges considered were $270 per ton of zinc concentrate and $210 per ton of lead concentrate. A dilution factor of 3.0% and a mining recovery factor of 96.0% were also applied.
     Additionally, a sensitivity analysis was carried out between $1,000 and $2,500 per ton of zinc. The result determined that an ultimate pit shell of 372 meters remains close to the optimal. The base metal prices used for the case study were $1,650 per ton for zinc and $1,190 per ton for lead.
     In fiscal 2010, 121,954 dmt of zinc concentrate at a grade of 52.2% was sold to third parties from the Rampura Agucha mine. The revenue realized from zinc concentrate sales was Rs. 4,376 million ($97.4 million). In fiscal 2010, 30,929 dmt lead concentrate at a grade of 56.1% was sold to third parties from the Rampura Agucha mine. The revenue realized from lead concentrate sales was Rs. 2,051 million ($45.6 million).
     We have commissioned a 1 million tpa concentrator at the Rampura Agucha mine in March 2010.
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
     Mining at Rajpura Dariba commenced in 1983 and is carried out using the Vertical Crater Retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine permit is valid until May 2010. HZL has already submitted an application for renewal of the Rajpura Dariba mine permit, which is under process.
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
     The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment, including Sindesar Khurd Mine, is approximately Rs. 5,218 million ($116.1 million) as of March 31, 2010.
     HZL estimates the remaining life of the mine based on reserves as of March 31, 2010 and current production to be approximately 18 years from April 1, 2010. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proven reserves was some 30 meters while for probable reserves was less than 60 meters.
     The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3.0% combined lead and zinc, though the mineralization generally has a sharp natural contact. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton and a lead price of $700 per ton, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. The in-situ quantities and qualities were adjusted by applying a mining loss factor of 10.0%, a dilution factor of between 12.0% and 20.0% depending on ground conditions, with a further grade adjustment of (0.2)% for lead, (0.3)% for zinc and five grams per ton silver. These parameters are based on a reconciliation of historical production. This analysis showed that at these prices the diluted in-situ cut-off grade should be 5.4% combined lead and zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
     The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored during the years 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until 2029.
     The Sindesar Khurd mine is a small scale underground mine. The deposit lies five kilometers north of and is on the same geological belt as the Rajpura Dariba mine. Ore from the mine is fed to the Rajpura Dariba mill and processing plant. The two mines are connected by all-weather tar road. The proven and probable reserves for the Sindesar Khurd mine as of March 31, 2010 of 10.74 million tons at 5.45 % zinc and 2.95 % lead are quoted in the figures for Rajpura Dariba.
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

     Exploration at the south part of Sindesar Khurd has been ongoing since March 2005 with a drilling program aimed at increasing the size of the resource. As of March 31, 2010, a total of 177 holes have been drilled, the deepest being 1100 meters below surface.
     The actual production achieved by the Rajpura Dariba mines, which includes the Sindesar Khurd mine, in fiscal 2010 was 945,997 tons of ore at 5.39% zinc and 1.86% lead ore mined to produce 74,872 tons of zinc concentrate at 48.01% zinc, 20,827 tons of lead concentrate at 56.05% lead and 15,535 tons of bulk concentrate with 37.11% zinc and 11.0% lead, with 82.19 % of the zinc being recovered.
     In fiscal 2010, 101,534 dmt of zinc concentrate at a grade of 47.26% was sold to third parties from the Rajpura Dariba mines. The revenue realized from zinc concentrate sales was Rs. 2,838 million ($63.1 million). In fiscal 2010, no lead concentrate was sold to third parties from the Rajpura Dariba mines. The revenue realized from lead concentrate sales was Rs. 7.87 million ($0.2 million) on account of the previous fiscal years sale.
     We have commissioned a 210,000 tpa hydro — zinc smelter at Dariba in March 2010.
     Zawar
     Zawar consists of four separate mines: Mochia, Balaria, Zawarmala and Baroi. The deposit is located approximately 45 kilometers south of the Udaipur city, in Udaipur district of Rajasthan, in Northwest India. It is well accessed by paved road from Udaipur (in the North) and Ahmedabad (in the South), the capital of the State of Gujarat. The deposits lie within a 36.2 square kilometers mining lease granted by the State Government of Rajasthan, India, which was due for renewal in March 2010. An application to the Government of Rajasthan was submitted on November 25, 2008 for the renewal of the mining lease. The mine plan for enhanced quantity (1.5 million tonnes) was approved by the IBM on August 21 2009. The environmental clearance from the Ministry of Environment and Forest, or MoEF, for the renewal of the lease and capacity enhancement (of 1.5 million tonnes) was obtained on October 30, 2009. The forest clearance is pending approval by MoEF. Due to lack of the forest clearance, mining activities at the Mochia, Zawar mala and Baroi mines were stopped after March 29, 2010. The consents to operate under the Air & Water Act was granted by Rajasthan State Pollution Control Board for Zawar on March 23, 2010 for a period of three years with its validity expiring on February 28, 2013 in respect of the lead zinc ore mining.
     The four deposits at Zawar are hosted by low grade metamorphosed sediments consisting of greywackes, phyllites, dolomites and quartzites that unconformably overlay the Pre-Cambrian basement. The lead-zinc-pyrite mineralisation is strata bound and occurs as vein-stringers reflecting the high level of fractures within the more competent dolomites. There are multiple ore bodies that are complex in some areas as the lenses split and enclose waste rock. The ore bodies are steeply dipping. Zawar uses the “sub-level open stoping mining method” and its variants for the majority of its production.
     Ore processing is carried out in a conventional comminution and flotation plant having facility for “differential” as well as “bulk flotation” of zinc & lead metals. The ore is crushed primarily underground and then hoisted to the surface. Thereafter, the ore is crushed to 15 mm in size before being milled to 74 microns. In the differential flotation process, milled ore is conveyed separately to two lead flotation circuits and undergoes a process incorporating roughing, scavenging and cleaning. Final lead concentrate is thickened and filtered and then stored before dispatch to the Chanderiya lead smelter. Lead flotation tails proceed to two zinc flotation circuits comprising roughing, scavenging and cleaning. Zinc concentrate is thickened and filtered, then stored and dispatched to the Debari and Chanderiya smelters. Zinc flotation tails are disposed in slurry form in designated tailings disposal area.
     In the bulk flotation process milled ore is conveyed to the flotation circuit and undergoes a process incorporating roughing, scavenging and cleaning. Final bulk concentrate is thickened and filtered, and then stored before dispatch to the Chanderiya lead zinc smelter. Bulk flotation tails are disposed in slurry form in designated tailings disposal area.
     The actual production achieved in fiscal 2010 was 1,020,250 tons of ore mined at 3.06% zinc and 1.89% lead to produce 73,048 tons of bulk concentrate with 38.5% zinc and 23.8% lead. The recovery of zinc and lead during fiscal 2010 were 90.8%,and 90.8%, respectively.

     Power is supplied through a combination of an 80 MW thermal coal-based captive power plant commissioned in December 2008 and a 6 MW captive power plant. Power from the 80 MW thermal coal-based captive power plant is supplied to our Debari hydrometallurgical zinc smelter and also the excess power is sold to third parties.
     Water consumption is controlled by an active water conservation program with supplemental water supplies sourced from a dedicated 300 million cubic foot dam. The process plant is in a reasonable structural, electrical and mechanical condition and a planned maintenance program is in place.
     The gross book value of the Zawar fixed assets and mining equipment is approximately Rs. 1,633 million ($36.3 million) and of the new 80 MW thermal coal-based captive power plant at Zawar is Rs. 3,127 million ($69.6 million) as of March 31, 2010.
     Based on reserves as of March 31, 2010 and annual production levels, HZL estimates the remaining life of the Zawar operation to be approximately 20 years from April 1, 2010. The focus of mine exploration at Zawar is to replenish the reserves through exploration activity that are being depleted and to look for new mineralized area to enhance production capacity. A surface drilling program is underway to locate deeper resources below -100 MRL up to -500 MRL. Underground exploratory drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.
     Two approaches were used to determine the reserves. For some of the proven reserves, the stope limits had been designed and the mineable quantities were then derived by applying a mining recovery factor of 90.0% and a dilution factor of 10.0%. For the remaining proven resources and all of the probable reserves, the mineable quantities were adjusted further by applying an additional mining recovery factor of 60.0% to reflect the impact of leaving pillars and an additional dilution factor of 15.0% to reflect the effect of internal waste.
     The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3.0% for combined lead and zinc. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton, a lead price of $700 per ton, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. This analysis showed that at these prices, the diluted cut-off grade should be 3.6% zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
     In fiscal 2010, zinc, lead or bulk concentrates were not sold to third parties from the Zawar mine.
Summary of Mine Reserves
     The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2010:

	Proven Reserve				Probable Reserve				Total Proven and Probable Reserves
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t Ag)	(milliontons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	(g/t Ag)
Rampura Agucha	10.90	13.50	2.17	70	64.81	14.36	1.96	66	75.71	14.23	1.99	61
RajpuraDariba	3.83	5.59	0.94	98	3.96	6.90	1.84	64	7.79	6.25	1.40	81
Sindesar Khurd	1.59	5.63	2.70	129	9.15	5.42	2.99	168	10.74	5.45	2.95	162
Zawar	3.74	4.05	1.96	37	4.11	3.31	1.94	35	7.85	3.66	1.95	36

Total	20.06	9.60	1.94	74	82.03	12.45	2.07	76	102.09	11.89	2.04	76

     Smelters
     Overview
     The following table sets forth the total capacities as of March 31, 2010 at HZL’s Chanderiya, Debari, Vizag, Zawar and Dariba facilities:

	Capacity
Facility	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya	525,000	85,000	180	828,500	248.5
Debari	88,000	—	—	419,000	14.5
Vizag	56,000	—	—	91,000	—
Zawar	—	—	—	—	86.0
Dariba	210,000	—	—	306,000	—

Total	879,000	85,000	180	1,644,500	349.0

     Chanderiya
     The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the State of Rajasthan in Northwest India. The facility contains four smelters, two associated captive power plants, two sulphuric acid plants, and a silver refinery:
•	an ISPTM pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•	two RLE hydrometallurgical zinc smelters with a capacity of 170,000 tpa each that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies which was completed in April 2008, the zinc smelting capacity increased by 40,000 tpa to 210,000 tpa each;

•	an AusmeltTM lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006;

•	associated 154 MW and 80 MW coal-based captive power plants commissioned in May 2005 and April 2008, respectively;

•	a 14.5 MW fuel based captive power plant transferred from Debari in March 2009 and which was originally commissioned at Debari in March 2003;

•	two sulphuric acid plants with a total capacity of 828,500 tpa of sulphuric acid; and

•	a silver refinery with a capacity of 180 tpa silver ingots.
     Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW, 80 MW and 14.5 MW captive power plants at Chanderiya provide all of the power for the facility. The captive power plants require approximately 100,000 tons of coal per month, which we procure through tenders and from the domestic market, with contracts made on the basis of one to three shipments of 50,000 to 70,000 tons each and the particulars depending on price and other circumstances. The coal is imported from a number of third party suppliers. In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block from the Madanpur Coal Block which is expected to help meet the coal requirements of its captive power plants in the future. HZL’s share of the coal block is 31.5 million tons which, according to the Ministry of Coal of the Government of India, are proved reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. The coal block is located in the Hasdev Arand coal field of Chhattisgarh which falls under moderate to dense forest. This allocated coal block is regarded as non-reserve coal deposits and is currently in the post-exploration but pre-development stage. The forest diversion proposal was rejected by the MoEF by a letter dated December 30, 2009 and the environment clearance proposal is also pending with MoEF for similar reasons.

We made representations to the MoEF. Thereafter, the Prime Minister’s office constituted a committee of secretaries to review the rejection of the environmental clearance and approval. HZL plans to continue to import coal from third party suppliers and obtaining coal supply from Coal India through the coal linkage and pursue alternative sources.
     HZL has also been awarded 1.635 million tons of coal linkage by the Ministry of Coal of the Government of India, which will enable us to source coal from mines of South Eastern Coalfields Limited, or SECL, a subsidiary of Coal India.
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
     Vizag
     The Vizag hydrometallurgical zinc smelter is located approximately 17 kilometers from the Vizag inner harbor on the Bay of Bengal in the State of Andhra Pradesh in Southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56,000 tpa. The Vizag facility also includes a 91,000 tpa sulphuric acid plant. HZL obtains approximately 50.0% of the facility’s power requirements from Andhra Pradesh Gas Power Corporation Limited, a gas utility company in which HZL holds an 8.0% equity interest. The remaining power is obtained from the Transmission Company of Andhra Pradesh, a government-owned enterprise.
     Haridwar
     The 210,000 tpa zinc ingot melting and casting plant in Haridwar in the State of Uttarakhand was commissioned in July 2008. This plant was established at a cost of Rs. 830 million ($18.5 million). This plant melts and casts zinc ingots from zinc cathodes produced in the Chanderiya smelter and therefore its production capacity does not increase the total production capacity of HZL’s facilities. The capacity of Haridwar zinc plant is currently 255,500 tpa.
     Production Volumes
     The following table sets out HZL’s total production from its Chanderiya, Debari and Vizag facilities for the three years ended March 31, 2010:

		Year Ended March 31,
Facility	Product	2008	2009	2010
	(tons, except for silver which is in kgs)
Chanderiya
ISP(TM) pyrometallurgical lead-zinc smelter	Zinc	86,080	79,569	93,480
	Lead(2)	16,265	18,938	21,550
First hydrometallurgical zinc smelter(1)	Zinc	165,391	181,377	175,602
Second hydrometallurgical zinc smelter	Zinc	42,070	152,511	167,827
Ausmelt(TM) lead smelter	Lead	41,982	41,385	42,769
Silver refinery	Silver	80,405	105,055	138,550
Sulphuric acid plants	Sulphuric acid	576,493	611,871	641,313
Debari
Hydrometallurgical zinc smelter	Zinc	78,511	85,191	87,318
Sulphuric acid plant	Sulphuric acid	105,485	267,463	290,188
Vizag
Hydrometallurgical zinc smelter	Zinc	54,271	53,076	54,184

		Year Ended March 31,
Facility	Product	2008	2009	2010
	(tons, except for silver which is in kgs)
Sulphuric acid plant	Sulphuric acid	71,989	74,935	74,945
Total	Zinc	426,323	551,724	578,411
	Lead(2)	58,247	60,232	64,319
	Silver	80,405	105,055	138,550
	Sulphuric acid	753,966	954,269	1,006,446

Notes:

(1)	Includes production capitalized in fiscal 2008 of 1,154 tons.

(2)	Excludes lead containing a high content of silver (High Silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 5,319 tons, 5,009 tons and 7,308 tons in fiscal 2008, 2009 and 2010, respectively.
     The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for the three years ended March 31, 2010:

		Year Ended March 31,
Mine (Type of Mine)	Product	2008	2009	2010
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	4,068,215	4,953,110	5,135,625
	Ore grade — Zinc	13.0%	13.4%	12.9%
	Lead	1.9%	1.9%	1.8%
	Recovery — Zinc	92.2%	92.0%	92.1%
	Lead	61.2%	60.6%	59.3%
	Zinc concentrate	914,917	1,114,048	1,155,849
	Lead concentrate	74,874	92,151	89,205
Rajpura Dariba/Sindesar Khurd (Underground)	Ore mined	813,249	783,288	945,997
	Ore grade — Zinc	4.9%	5.8%	5.4%
	Lead	2.1%	2.1%	1.9%
	Recovery — Zinc	81.4%	81.8%	82.2%
	Lead	71.6%	74.3%	76.2%
	Zinc concentrate	66,235	59,672	74,872
	Lead concentrate	23,706	17,745	20,828
	Bulk concentrate(1)	—	8,687	15,535
Zawar (Underground)	Ore mined	901,635	944,300	1,020,250
	Ore grade — Zinc	3.7%	3.8%	3.0%
	Lead	2.4%	2.0%	1.9%
	Recovery — Zinc	89.0%	89.4%	90.8%
	Lead	85.2%	87.3%	90.8%
	Zinc concentrate	54,676	29,257	—
	Lead concentrate	27,175	15,049	—
	Bulk concentrate(1)	—	29,924	73,048
Total	Ore mined	5,783,099	6,680,698	7,101,872
	Zinc concentrate	1,035,828	1,202,977	1,230,721
	Lead concentrate	125,755	124,945	110,033
	Bulk concentrate(1)	—	38,611	88,583

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.
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
     Power
     Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, for which HZL imports the necessary thermal coal from a number of third party suppliers. HZL has outsourced the day-to-day operation and maintenance of its captive power plants at Chanderiya, Debari and Zawar. HZL has also been awarded 1.635 million tons of coal linkage, by the Ministry of Coal of the Government of India, which will enable us to source coal from mines of SECL.
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
Sales and Marketing
     HZL’s ten largest customers accounted for approximately 36.4%, 23.6% and 32.3 % of its revenue in fiscal 2008, 2009 and 2010 respectively. No customer accounted for greater than 10.0% of HZL’s revenue in fiscal 2008, 2009 or 2010.
     HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal 2010, HZL sold approximately 64.5% of the zinc and lead metal it produces in the Indian market and exports approximately 35.5%.
     Approximately 98.0% of the zinc metal that HZL produced in fiscal 2010 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. In some of the contracts, a premium over the LME price is fixed while in other contracts sales take place at a price equal to HZL’s list price less an agreed discount. HZL’s list prices are based on the LME prices, the prevailing market premium, tariffs and logistics costs. HZL periodically revises its list prices based on LME price trends. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.
Projects and Developments
     HZL has expansion projects in the amount of approximately Rs. 19,200 million ($427.1 million) to increase its total integrated lead-zinc capacity to 1,064,000 tpa with fully integrated mining and captive power generation capacities. These projects include:

•	establishing one brownfield lead smelter which is expected to increase the production capacity of lead by approximately 100,000 tons at HZL’s Rajpura Dariba complex in the State of Rajasthan, which is expected to be completed by mid-2011;

•	setting up an associated captive power plant with a capacity of 160 MW at Rajpura Dariba, which is expected to be completed by mid-2011;

•	expanding ore production capacity at the Sindesar Khurd mine from approximately 0.3 million tpa to 1.5 million tpa, which is scheduled to be progressively completed from mid-2011. The ramp portal connecting the Sindesar Khurd mine surface to the ore body has been completed and resources have been mobilized to achieve accelerated mine development;

•	HZL is expected to start mining activity at the Kayar mine progressively from mid-2011, with the mine expected to have a production capacity of 360,000 tpa; and

•	increasing silver production from the current levels of approximately 180 tpa to approximately 500 tpa, primarily from the Sindesar Khurd mine.
     These projects are being financed from internal sources.
Market Share and Competition
     HZL is the only integrated zinc producer in India and had a market share by volume of the Indian zinc market of 74.0% in fiscal 2010, according to ILZDA. The only other zinc producer in India, but which is not integrated and depends on imports of zinc concentrate, is Binani Zinc. In fiscal 2010, Binani Zinc had an Indian market share of 7.0% of zinc production, according to ILZDA. Imports and secondary sources accounted for the remaining 19.0% market share.
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
     We acquired our interest in BALCO in 2001 and have since worked to improve its operating performance through expansions and by improving operational efficiencies and reducing unit costs of production. BALCO currently sources in excess of 91.0% of the alumina required for its smelters from third party suppliers on both the Indian and international markets, including from Vedanta Aluminium, with the remainder provided by its alumina refinery. BALCO’s bauxite mines provide all of the bauxite required for BALCO’s alumina refinery. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the captive power plant. BALCO also intends to focus on the production of fabricated products with higher margins.

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
KORBA SMELTER
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
     Additional Supply of Alumina
     The additional alumina required for BALCO’s smelters in excess of the capacity of its alumina refinery is obtained by purchasing alumina on both the domestic Indian market, including from Vedanta Aluminium, and international markets. Alumina purchased from third party suppliers is transported by road to BALCO’s smelters at Korba. In addition, BALCO also sends bauxite to Vedanta Aluminium for conversion into alumina, which is returned to BALCO for use in its smelters, for which a conversion fee is paid to Vedanta Aluminium based on the actual cost of production at the Lanjigarh unit.
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
     During fiscal 2009 and until June 5, 2009, BALCO also operated a 100,000 tpa aluminum smelter that uses Vertical Stud Soderberg, or VSS, technology to produce aluminum from alumina. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminum fluoride) in a large carbon or graphite lined steel container known as a “pot”. An electric current is passed through the electrolyte at low voltage but at a very high current. The electric current flows between a carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. Molten aluminum is deposited at the bottom of the pot and is siphoned off periodically. The molten aluminum is then taken to a holding furnace, cleaned and sent to the fabrication facility. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminum smelter at Korba. Operations at this aluminum smelter ceased on June 5, 2009. The surplus power generated by the captive power plants at the Korba facility is sold to the Chattisgarh State Electricity Board, or CSEB, and other third parties.
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
Principal Facilities
     Overview
     The following map shows the locations of BALCO’s mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2010:

     The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:
     Bauxite Mines
     Chhattisgarh Mines
     BALCO has two captive bauxite mines, namely, the Mainpat bauxite mines and the BodaiDaldali Bauxite mines, in the State of Chhattisgarh in Central India. Mainpat is an open-pit bauxite mine located approximately 170 kilometers from the Korba complex in the Surguja district of the State of Chhattisgarh. The Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers and is valid for 20 years with effect from July 9, 1992 and is renewable. The Mainpat mining lease is valid up to July 8, 2012. We have applied for renewal of mining lease for a further period of 10 years from July 2012. The bauxite extraction limit for the mine as granted by MoEF is 750,000 tpa. The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardhha district of the State of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area is 6.3 square kilometers renewable mining lease that is valid until March 26, 2017. The bauxite extraction limit for Bodai-Daldali approved by IBM is 1,250,000 tpa.
     The Chhattisgarh bauxite deposits are situated over a plateau with steep scarps on both side, at an elevation of approximately 1,000 meters above minimum sea level, for Mainpat, and approximately 940 meters, for Bodai-Daldali above the surrounding land. The bauxite generally is one meter to three meters thick and lies within a laterite sequence overlying thick Tertiary basalts of the Deccan Traps. The cover of laterite and thin topsoil is up to five meters thick but is generally less than two meters. The bauxite outcrops around much of the plateau rims.
     A typical profile of the Chhattisgarh deposits comprises topsoil and soft overburden above the laterite. The upper laterite consists of hard, loose or indurated bauxite pebbles and boulders with a clear contact with the underlying hard bauxites.

The bauxite occurs in discontinuous lenses up to four meters in thickness with laterite infilling joints and fractures with the bauxite. The contact with the softer lower laterite is usually gradational and irregular.
     The bauxite is hard to very hard with a natural moisture content of 5.0% to 10.0%, an in-situ density of 2.3 tons to 2.4 tons per cubic meter. It comprises primarily gibbsite with boehmite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 47.0% aluminum oxide and silica levels of less than 4.0%.
     All mining and transportation at both mines are undertaken by contractors. One thin top soil layer is removed by excavator and is either transported to an adjacent storage point or an area that is being backfilled. The laterite layer is drilled and blasted. The overburden is then removed by backhoe excavators and 15-ton dumpers. Broken ore is hand-sorted, leaving waste material behind. Ore productivity is around two to three tons per person per day in the dry season which decreases to 1.25 to 1.75 tons per person per day in the wet season.
     The ore pile is loaded by hand into non-tipping 16 to 25-ton trucks. Loaded trucks undertake a one-way trip of approximately 210 kilometers via public roads to the offloading point at BALCO’s Korba plant. The journey takes approximately six to seven hours, depending upon truck condition and road condition which are highly variable, ranging from seven-meter wide, drained, cambered, smooth bitumen highways to non-surfaced, ungraded, three-meter wide dirt tracks. In May 2009, BALCO commissioned an extensive road building and improvement program to reduce the average one-way haul distance from approximately 250 kilometers to approximately 140 kilometers. At Mainpat’s processing site, the trucks are unloaded manually and the bauxite is bulldozed onto an armored pan feeder conveyor, where it is fed into the crusher.
     The current exploration drilling program is based on a 50-meter square pattern and is reduced to a 25-meter centers for detailed mine planning. Sampling is normally in 0.40 meter lengths and core is currently split and retained for future reference. Bauxite samples are tested for silica and aluminum oxide at laboratories situated on site and at the Korba plant. Selected sample are re-assayed as part of a quality control program.
     Since commencing operations, the Mainpat mine has produced approximately 6.0 million tons of bauxite, with production in fiscal 2010 totaling approximately 486,429 tons at 45.9% aluminum oxide. Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities for its operations.
     Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.
     BALCO estimates the reserves at Mainpat as of March 31, 2010 to be 3.0 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately four years from April 1, 2010.
     Total production at the Bodai-Daldali mine since the commencement of production has been 1.52 million tons of bauxite, with production in fiscal 2010 totaling approximately 300,000 tons at 48.6% alumina. As at the Mainpat mine, manual sorting and sizing of ore is carried out due to the bauxite occurring as boulders, though trials for mechanized crushing and screening on-site are planned. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.
     BALCO estimates the reserves at Bodai-Daldali as of March 31, 2010 to be 3.5 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately three to four years from April 1, 2010.
     A cut-off grade of 44.0% aluminia was used to define the reserves at BALCO’s mines, as this cut-off limit was primarily fixed by IBM for reserve estimation for the metallurgical use of bauxite. As the bauxite is hand-sorted and the mining recovery adjustment factor is based on reconciliation studies, there is a high degree of confidence in the cut-off limits. Also, BALCO’s operations are vertically integrated and all bauxite mined at the Mainpat and Bodai-Daldali mines is only suitable for use at BALCO’s Korba alumina refinery. Consequently, the economic feasibility of the reserves depends on the economic feasibility of the company. Based on current costs and historical prices, BALCO’s operations are forecast to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves.

     The reserves as of March 31, 2010 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminum price of $2,241 per ton, which is the average metal price for the three fiscal years ending March 31, 2010.
     A drilling hole spacing of 50 meters by 50 meters is used to determine the proven reserves while a drill hole spacing of 100 meters by 100 meters is used to determine the probable reserves.
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
     For fiscal 2010, the smelting and refining recovery from the mines for the production of alumina was at 78.7%. In fiscal 2010, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 968 ($21.5) per ton of bauxite.
     For fiscal 2010, the stripping ratio at the Mainpat mine was 1.0:2.6 with 2.6 tons of waste overburden being removed to mine one ton of ore, while the stripping ratio at the Bodai-Daldali mine was 1.0:3.9 with 3.9 tons of waste overburden being removed to mine one ton of ore. The strip ratio for the remaining reserves at Mainpat is 3.7 tons of waste per ton of ore while at Bodai-Daldali, it is 3.5 tons of waste per ton of ore.
     Summary of Bauxite Mine Reserves
     The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2010:

	Proven Reserves		Probable Reserves		Total Proven and Probable Reserves
Mine	Quantity	Oxide	Quantity	Oxide	Quantity	Oxide
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mainpat	3.0	46.4	—	—	3.0	46.4
Bodai-Daldali	3.1	46.1	0.4	46.1	3.5	46.1

Total	6.1	46.2	0.4	46.1	6.5	46.2

     Korba Facility
     Overview
     BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility. The following table sets forth the total capacities as of March 31, 2010 at BALCO’s Korba facility:

	Capacity
Facility	Alumina	Aluminum	Captive Power
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	810
     Refinery
     The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery has been temporarily stopped in September 2009 for carrying out modernization operations.
     Smelters
     There are two aluminum smelters at Korba. The newer smelter, which uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006. The older smelter was commissioned in 1975, uses the VSS technology to produce aluminum from alumina and has a capacity of 100,000 tpa.

In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminum smelter at Korba. Operations at this aluminum smelter ceased on June 5, 2009.
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
     Captive Power Plants
     Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the coal-based 540 MW captive power plant commissioned in March 2006. Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. The older coal-based 270 MW plant is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminum smelter. In April 2008, BALCO entered into two five-year coal supply agreements with SECL for the supply of thermal coal by SECL to BALCO, which represents approximately 68.0% of its thermal coal requirements, with the remainder obtained through open market purchases and imports of coal.
Production Volumes
     The following table sets out BALCO’s total production from its Korba facility for the three years ended March 31, 2010:

		Year Ended March 31,
Facility	Product	2008	2009	2010
			(tons)
Korba	Alumina(1)	217,185	197,947	42,893
	Ingots	195,795	172,263	54,173
	Rods	101,183	127,120	148,279
	Rolled products	61,693	57,399	65,973

Total(2)		358,671	356,782	268,425

Notes:

(1)	Reflects alumina production. Alumina that is produced is used in production of aluminum and rolled products. Additional alumina needed for production of aluminum is purchased from third parties and not reflected in alumina production numbers. Approximately two tons of alumina is required for the production of one ton of aluminum.

(2)	Reflects total of ingots, rods and rolled products.

     The following table sets out the total bauxite ore production for each of BALCO’s mines for the three years ended March 31, 2010:

		Year Ended March 31,
Mine (Type of Mine)	Product	2008	2009	2010
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	628,925	571,422	486,429
	Ore grade	45.2%	44.7%	46.4%
Bodai-Daldali (Open-pit)	Bauxite ore mined	520,109	300,250	300,000
	Ore grade	49.5%	49.1%	46.1%

Total		1,149,034	871,672	786,429

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
     Alumina
     Alumina is the primary raw material used in the production of aluminum. BALCO currently sources in excess of 91.0% of its alumina required for its smelters from third party suppliers on both the Indian and international markets, including from Vedanta Aluminium, with the remainder provided by its alumina refinery. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal 2008, 2009 and 2010, BALCO purchased 309,460 tons, 112,017 tons and 192,557 tons of alumina at an average price of $398, $365 and $305 per ton, respectively, on a Cost, Insurance and Freight (CIF) basis at the port of Vizag, India.
     Power
     Smelting primary aluminum requires a substantial, continuous supply of electricity. A reliable and inexpensive supply of electricity, therefore, significantly affects the viability and profitability of aluminum smelting operations. As a result, power is a key input at BALCO’s Korba facility, where it is provided by one coal-based captive power plant of 540 MW. Our captive power plant has historically been dependant upon coal allocations from Coal India. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. At the time of the allocation, the Ministry of Coal estimated that the coal block allocated to BALCO contained proved reserves of 211 million tons of coal. These allocated coal blocks are regarded as non-reserve coal deposits and is currently in the post-exploration but pre-development stage. We expect mine development activities to commence upon the receipt of all regulatory approvals. Power for BALCO’s mines is provided by on-site diesel generators. However, if such allocation is not available, BALCO will continue to source coal from third parties.
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
Sales and Marketing
     BALCO’s ten largest customers accounted for approximately 37.2%, 44.6% and 28.9 % of its revenue in fiscal 2008, 2009 and 2010, respectively. No customer accounted for greater than 10.0% of BALCO’s revenue in the last three fiscal years.
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

Projects and Developments
     On October 7, 2006, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh at an estimated cost of Rs. 46,500 million ($1,034.5 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our EPC contractor, and Gamon Dunkerley and Company Ltd, the sub-contractor are the subject of an investigation by the Chhattisgarh government. We have instituted an enquiry being conducted by IIT Rourkee, an expert in the civil engineering field in India. Work had resumed in January 2010 and the synchronization of the first unit of 300 MW is expected to take place in the third quarter of fiscal 2011 and the remaining three units progressively by the second quarter of fiscal 2012.
     In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($1,802.0 million). The first of two phases of this project has been commenced by BALCO with the setting up of a 325,000 tpa aluminum smelter at an estimated cost of Rs 38,000 million ($845.4 million), which uses pre-baked GAMI technology. BALCO has received environmental clearance for both phases of the project. Construction has commenced and the first production stream from the 325,000 tpa aluminum smelter is expected in fourth quarter of fiscal 2011.
     The estimated cost of building the 325,000 tpa aluminum smelter and 1,200 MW captive power facility is Rs. 84,500 million ($1,879.9 million). As of March 31, 2010, Rs. 28,699 million ($638.5 million) has been spent.
Market Share and Competition
     BALCO is one of the four primary producers of aluminum in India and had a primary market share of 22.0% in fiscal 2010, according to AAI. BALCO’s competitors (and their respective primary market shares by volume in India in fiscal 2010) are Hindalco (39.0%), NALCO, a Government of India enterprise (25.0%), and Vedanta Aluminium (14.0%) and subsidiaries of Vedanta.
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
     On March 11, 2010, Vedanta Aluminium has acquired 100.0% ownership of Allied Port Services Private Limited or “APSPL”. The directors of APSPL are Mr. V. Ramanathan, Mr. Pankaj Khanna and Dr. Mukesh Kumar. After the acquisition, the registered office of APSPL was shifted from Chennai to Tuticorin.

Projects and Developments
     Lanjigarh Alumina Refinery
     We signed a Memorandum of Understanding (“MOU”) with Government of Orissa for setting up Alumina Refinery on June 7, 2003 and the same was assigned by us to Vedanta Aluminium. The MOU was further revised to include Aluminium Smelter at Jharsuguda in the state of Orissa on April 4, 2007. On October 5, 2009 Vedanta Aluminium also entered into an agreement with OMC for the supply of 150 million tons of bauxite to Alumina Refinery at Lanjigarh from the Lanjigarh bauxite mine and nearby mines. In November 2007, the Supreme Court of India directed SIIL to enter into an agreement with OMC to operate the bauxite mines in place of Vedanta Aluminium. Accordingly OMC and SIIL have an agreement to form a joint venture company to bauxite from the mines in the name of South West Orissa Bauxite Mining Pvt. Ltd with 74.0% and 26.0% shareholding rights of SIIL and OMC, respectively.
     Besides formation of joint venture company for mining for bauxite, OMC and SIIL jointly agreed to the rehabilitation package as suggested by the Supreme Court when it granted clearance to the mines project. Accordingly, SIIL has filed necessary affidavits accepting the rehabilitation package in compliance with the interim judgment dated November 23, 2007.
     In accordance with the court order, the Government of Orissa has formed a special purpose vehicle on October 6, 2009 in the name of Lanjigarh Project Area Development Foundation, or LPADF, for the purposes of the Lanjigarh area development. Mine development has not commenced as OMC is awaiting forest clearance from the MoEF. Vedanta Aluminium started with a 1.0 million tpa capacity, expandable to 1.4 million tpa subject to government approvals, an alumina refinery at Lanjigarh in the State of Orissa in Eastern India, with an associated 75 MW captive power plant, expandable to 90 MW. As scheduled, the second stream of the 1.4 million tpa Lanjigarh alumina refinery has been commissioned in March 2010 and it produced 762,195 tons of alumina in fiscal 2010.
     In addition, Vedanta Aluminium is investing an estimated Rs.1,00,000 million ($2,224.7 million) to expand its alumina refining capacity at Lanjigarh to 5.0 million tpa subject to government approvals by increasing the capacity of the current alumina refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking, which is expected to be completed by the second quarter of fiscal 2011 and by constructing a second 3.0 million tpa alumina refinery and an associated 210 MW captive power plant. The 3.0 million tpa refinery and an associated 210 MW captive power plant are expected to be progressively commissioned in 2011-12. Vedanta Aluminium is in the process of obtaining all governmental approvals for these expansion projects.
     On August 8, 2008, the Supreme Court of India granted us clearance for forest diversion proposal for the conversion of 660.749 hectares of forest land from forestry use to mining use, allowing to source bauxite which has been mined on the Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, we were required to pay the higher of 5.0% of annual profits before tax and interest from the Lanjigarh project and Rs. 100 million per annum (commencing April 2007), as a contribution for scheduled area development, as well as Rs. 122 million towards tribal development and Rs. 1,055.3 million plus expenses towards a wildlife management plan for conservation and the management of wildlife around the Lanjigarh bauxite mine. As of March 31, 2010, an amount of Rs. 1,211.8 million has been remitted to the Compensatory Afforestation Fund and Rs. 200 million has been deposited with OMC in compliance with the Supreme Court order. On December 11, 2008, the MoEF, granted in-principal approval under the Forest (Conservation) Act, 1980, or the Forest Act, and we are currently in the process of complying with the conditions specified in the MoEF’s approval. The stage one approval for the conveyor corridor was granted on March 15, 2009. On April 28, 2009, the MoEF granted environmental clearance for the mining of bauxite. Thereafter, MoEF in a statement issued on August 24, 2010 refused the final approval to the OMC proposal for the bauxite mining at Niyamgiri hills, in the State of Orissa, following the report of Dr. N.C. Saxena committee and recommendation of the Forest Advisory Committee, MoEF. Certain groups of persons and individuals have filed appeal challenging the grant of environment clearance before National Environment Appellate Authority, or NEAA, and the same issues which were raised during hearing in Supreme Court. The NEAA dismissed the appeals by its order dated September 15, 2010, and has refused to consider the issues already discussed in the Supreme Court under the principle of res judicata, but has advised MoEF to consider the two Environment Impact Assessments, or EIAs, prepared for the mining project. Pursuant to the NEAA order, additional conditions, if any are required, can be imposed by MoEF in the environmental clearance, which remains inoperable, until MoEF reconsider the matter.

In view of the ongoing delay in approval of the Niyamgiri mining, the Government of Orissa is actively considering allocation of alternative sources of bauxite to the Vedanta’s alumina refinery, from the State of Orissa.
     Jharsuguda Aluminum Smelter
     500,000 tpa Aluminum Smelter
     Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009. In Phase 2, 228 pots (out of 304 pots) with the associated carbon and cast house facilities have been commissioned from March 1, 2010 in stages. The remaining 76 pots have been commissioned in June 2010. All nine units of 135 MW have been commissioned. The smelter production for fiscal 2010 was 269,083 tons including trial run production whereas net generation of captive power plant was 5,085 MU.
     1,250,000 tpa Aluminum Smelter
     Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda at an estimated cost of Rs. 145,000 million ($3,225.8 million) which is scheduled for final completion by the second quarter of fiscal 2013 with the first metal tapping scheduled for second quarter of fiscal 2011.
     As of March 31, 2010, Vedanta Aluminium had spent an amount of Rs. 223,743 million ($4,977.6 million) on all the projects at Lanjigarh and Jharsuguda.
     Vedanta Aluminium received formal approval to set up a special economic zone in a portion of the area on February 27, 2009. This special economic zone is a designated duty-free enclave approved by the Government of India which is treated as foreign territory for purposes of trade operations, duties and tariffs. Subject to certain conditions, there is no customs duty or excise duty for the import or procurement of capital goods, raw materials, consumables, spares and other products into the special economic zone. There is a 100.0% income tax exemption for a period of five years, a 50.0% income tax exemption for a further period of five years and a further exemption for up to 50.0% of profits that are reinvested into the zone for a period of five years under Section 10AA of the Income Tax Act, 1961, or the Income Tax Act.
Our Commercial Power Generation Business
Overview
     Although electricity generation capacity has increased substantially in recent years, the demand for power in India to support its growing economy has in recent years exceeded, and continues to substantially exceed, the available generation supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “— Our Industry — Commercial Power Generation Business — Consumption.” India has large coal resources of 264.5 billion tons as of April 1, 2008, according to Geological Survey of India, and the coal industry is in a process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. To sustain the recent economic growth in India, the Ministry of Power in India has set a target to provide an installed capacity of 212,000 MW by 2012 by adding approximately 100,000 MW of generation capacity from the 2007 installed capacity. As part of the planned target of approximately 100,000 MW of additional capacity by 2012, the Government of India has proposed setting up nine UMPPs. Each of these projects is expected to be commissioned during the period from 2008 to 2012 and four have already been awarded as of March 31, 2010. The Ministry of Power has initiated the process for two more such UMPPs.

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
Our Experience with Captive Power Plants
     We have been building and managing captive power plants since 1997. As of March 31, 2010, the total power generating capacity of our captive power plants and wind power plants, including the captive power plants of our 29.5%-owned subsidiary Vedanta Aluminium, was 2,618.7 MW, including six thermal coal-based captive power plants with a total power generation capacity of 2,144 MW that we built within the last six years.
     The following table sets forth information relating to our and Vedanta Aluminium’s existing power plants as of March 31, 2010:

Fiscal Year Commissioned	Capacity		Location		Fuel Used
	(MW)
1988(1)	270		Korba		Thermal coal
1997	24		Tuticorin		Liquid fuel
2003	14.5		Debari		Liquid fuel
2003	6		Zawar		Liquid fuel
2003	14.5		Chanderiya	(2)	Liquid fuel
2005	22.5		Tuticorin		Liquid fuel
2005	154		Chanderiya		Thermal coal
2006	540		Korba		Thermal coal
2007	75	(3)	Lanjigarh		Thermal coal
2007	107.2		Gujarat and Karnataka		Wind	(4)
2008	80		Chanderiya		Thermal coal
2009	80		Zawar		Thermal coal
2009	16		Gujarat and Karnataka		Wind	(4)
2009	675	(3)	Jharsuguda		Thermal coal
2010	540	(3)	Jharsuguda		Thermal coal

	2,618.7

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001 which is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminum smelter.

(2)	Transferred from Debari to Chanderiya in March 2009.

(3)	Captive power plant of Vedanta Aluminium, our 29.5%-owned subsidiary that is 70.5%-owned and controlled by Vedanta. The Lanjigarh captive power plant is expandable to 90 MW, subject to government approvals.

(4)	Our wind power plants are not for captive use.
     We have the following power plants under construction:
•	HZL’s 160 MW coal-based captive power plant at the Rajpura Dariba mines which is currently under construction and which is expected to be commissioned in mid-2011;

•	SIIL’s 160 MW coal-based thermal captive power plant at Tuticorin which is currently under construction and which is expected to be commissioned in mid-2011;

•	BALCO’s 1,200 MW thermal coal-based captive power plant in the State of Chhattisgarh which is expected to be completed by the second quarter of 2012;

•	Sterlite Energy’s 2,400 MW thermal coal-based power plant in Jharsuguda in the State of Orissa. The first unit was lighted on June 30, 2010 and commercial operation is expected to commence in September 2010. The remaining three units are expected to be progressively commenced by the end of fiscal 2011; and

•	Sterlite Energy’s 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, is expected to be completed by the second quarter of fiscal 2014.
     In addition, Vedanta Aluminium is setting up a 210 MW coal-based captive power plant at its second 3.0 million alumina refinery which is expected to be commissioned in fiscal 2012.
Our Plans for Commercial Power Generation
          Sterlite Energy — Orissa
     In August 2006, our shareholders approved a new strategy for us to enter into the power generation business in India. Sterlite Energy is investing approximately Rs. 82,000 million ($1,824.2 million) to build a 2,400 MW thermal coal-based sub-critical power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. As of March 31, 2010, Rs. 48,502.06 million ($1,079.0 million) has been spent on the project. The first unit was lighted on June 30, 2010 and commercial operation is expected to commence in September 2010. The remaining three units are expected to be progressively commenced by the end of fiscal year 2011. This project is expected to be financed by internal sources and/or debt financing.
     Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 65.3 billion tons as of April 1, 2008, according to the Geological Survey of India 2008. According to the Energy Information Administration, a statistical agency of the United States Department of Energy, India has the fourth largest coal reserves in the world. According to the Ministry of Coal of the Government of India, the State of Orissa has approximately 24.7% of India’s coal resources of 264.5 billion tons as of April 1, 2008. The plant would require approximately 12.49 million tpa of coal. Sterlite Energy has applied to the Ministry of Coal for allotments of coal blocks and long-term coal linkages, which are long-term supply contracts for delivery of coal meeting specific contract specifications. In January 2008, the Ministry of Coal jointly allocated the coal blocks in the Rampia and Dip Side Rampia in the State of Orissa to six companies, including Sterlite Energy. Sterlite Energy’s proportionate share would be 112.2 million tons. The coal block is currently in the pre-exploration stage and are regarded as non-reserve coal deposits. The six companies have entered into an agreement regarding the joint allocation through a joint venture company, Rampia Coal Mine and Energy Private Limited (“RCMEPL”) incorporated in February 2008. On April 16, 2008, RCMEPL submitted an application to the Government of Orissa for the grant of a prospecting licence, or a licence for exploration, which is currently pending approval from the regulatory authorities. Once the licence for exploration is issued, RCMEPL will commence exploration activities in the coal block. Upon completion of exploration activities, RCMEPL will apply for the grant of the mining lease and other regulatory approvals for the development and mining of the coal block. We expect the development of the mines to take between three and five years. At the time of the allocation, the Ministry of Coal estimated that the coal block contains non-reserves coal deposits of 645.26 million tons of coal. Additionally, Sterlite Energy has been allotted a coal linkage of 2.57 mtpa for the Jharsuguda project to meet the coal requirements of one of the units of 600 MW of the 2,400 MW power facility. Following our application to the Ministry of Coal for a coal linkage to meet the substantial portion of the remaining coal requirements for the remaining three units, on the recommendation of Standing Linkage Committee in its meeting on January 29, 2010, Mahanadi Coal fields Limited issued the letter of assurance on July 14, 2010 for another 6.94 million tons.
     Further, on September 26, 2006, Sterlite Energy entered into a memorandum of understanding with the State Government of Orissa under which the government has agreed to assist us in our acquisition of approximately 3,000 acres of land for the power facility, including the rehabilitation and resettlement of persons to be displaced, the obtaining of environmental clearances, the allocation of coal blocks, long-term coal linkages, water allocations and the sourcing of power during the construction period. The process of making arrangements for railway marshalling yard, coal stockpile, ash pond and other required facilities is currently underway. Pursuant to the memorandum of understanding, on September 28, 2006, Sterlite Energy entered into a power purchase agreement, or PPA, with the Grid Corporation of Orissa Limited, or GridCo, a nominee of the State Government of Orissa, which provides for approximately 600 MW of power to be supplied to the State Government of Orissa each year over a five-year period.

The PPA also provides that all power generated by the power plant prior to commercial operations and, thereafter, the power generated from the facility in excess of a plant load factor of 80% will be made available to GridCo at a variable price plus a variable incentive to be determined by the CERC.
     Subsequently, Sterlite Energy entered into an amended PPA with GridCo on August 20, 2009 to amend the terms of the PPA pursuant to the Policy Guidelines for Thermal Power Generation notified by the Government of Orissa on August 8, 2008. Pursuant to the amended PPA, GridCo has the right to purchase up to 25.0% of the installed capacity of the power plant after adjustments for auxiliary consumption by us. Further, GridCo shall at all times have the right on behalf of the Government of Orissa to receive from the Jharsuguda power project, 7.0% of power generated (after adjustments for auxiliary consumption by us) at variable cost, determined by OERC. Further, we are required to make available to GridCo the entire power generated from the first unit of the Jharsuguda power project after meeting our own requirement. GridCo will have the right to purchase this power from us once in every five years, for 25 years from the date of commercial operation of the last unit. This right is an option to purchase rather than a binding commitment of GridCo. The PPA is subject to the approval of the OERC.
     In the event GridCo decides not avail part or whole of the above mentioned right during any five year period, it shall give six months notice of the same to us prior to the commencement of such period.
     The tariff for the sale of power by us to GridCo will be determined by the OERC as follows:
     For the sale of power up to 25.0% of the installed capacity:
(i)	a fixed capacity charge which shall be determined by the OERC as per the terms and conditions of tariff issued from time to time and will be related to target availability. Recovery of fixed capacity charges below the level of target availability shall be done on a pro rata basis and calculated proportionately to the capacity requisitioned to GridCo; and

(ii)	a variable energy charge, which shall comprise fuel cost and shall be calculated on the basis of the ex-bus energy scheduled to be sent out from the generating station. The energy charges shall be calculated as per the methodology prescribed by the OERC from time to time.
     For the sale of additional 7.0%, on account of allocation of coal blocks within the State of Orissa, a variable energy charge, which shall comprise fuel cost and shall be calculated on the basis of the ex-bus energy scheduled to be sent out from the generating station. The energy charges shall be calculated as per the methodology prescribed by the appropriate commission, from time to time.
     Power from our power plant to be purchased by GridCo will be evacuated by GridCo from the bus bar of the project. For the evacuation of the remaining power, we propose to construct a transmission line to connect to the 400 KV loop. The transmission line is being developed by Power Grid Corporation India Limited, or PGCIL, near Jharsuguda. We intend to enter into an agreement with PGCIL to build the dedicated transmission system required for evacuating power from the power plant to the pooling units of PGCIL and dispatch power to beneficiaries.
     Sterlite Energy — Talwandi Sabo
     In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India. The State of Punjab has a power deficit of supply versus demand, according to the Northern Regional Power Committee of the Government of India. All necessary approvals for the project have been obtained and commissioning of this project will be carried out in stages and is expected to be completed by second quarter of fiscal 2014 at an estimated cost of Rs. 92,450 million ($2,056.7 million).

As of March 31, 2010, we had spent Rs. 10,127.8 million ($225.3 million) on this project. In September 2008, TSPL entered into a long-term power purchase agreement with the Punjab State Electricity Board for the sale of power from the completed power plant. This project is expected to be financed by internal sources and/or debt financing.
     HZL — Wind Power Plants
     HZL’s board of directors has approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($356.0 million). As of March 31, 2010 wind power plants with a combined power generation capacity of 123.2 MW have been commissioned in the States of Gujarat and Karnataka in India at a total cost of Rs. 6,030 million ($134.1 million). The electricity from these wind power plants is sold to SEBs. This project is funded through internal accruals and will benefit from the various tax incentives available under the Income Tax Act.
     Other Opportunities in Power
     Vedanta Aluminium entered into an agreement on October 1, 2007 with GridCo for the sale of excess power from one unit of its 75 MW captive power plant at Lanjigarh with a capacity of 30 MW.
     Sterlite Energy intends to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including UMPPs or other projects announced by the Government of India or any state government. A recent initiative of the Ministry of Power of the Government of India offers private developers an opportunity to establish a number of UMPPs. Private developers will be selected on the basis of competitive bidding and under the initiative, will have the benefit of the assured purchase of power generated and payment security mechanisms. Four of such UMPPs have been awarded. The Ministry of Power has initiated the process for two more such UMPPs.
     On October 30, 2009, Sterlite Energy filed its draft red herring prospectus with SEBI for a proposed initial public offering of its equity shares for an issue size of Rs. 51,000 million ($1,134.6 million).
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
Exploration and Development Activities
     We are engaged in ongoing exploration activities to locate additional ore bodies in India and Australia. We spent approximately Rs. 401 million ($8.9 million) in fiscal 2010 on exploration.
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
     The second call option provides SOVL a right to acquire the Government of India’s remaining 29.5 per cent shareholding in HZL, subject to the right of the Government of India to transfer up to 3.5 per cent of the issued share capital of HZL to employees of HZL, in which case the number of shares that SOVL may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by SOVL to the Government of India, SOVL shall be under an obligation to complete the purchase of the shares, if any, then held by the Government of India, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on September 27, 2010 of Rs. 1,126.5 ($25.1) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 140,582 million ($3,127.5 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, Sterlite may look into alternative means of increasing our ownership interest in HZL.
     SOVL has exercised the second call option by a letter dated July 21, 2009. The Government of India has stated that it is maintaining the same stand as in BALCO on the validity of the call option and has refused to act upon the second call option. Consequently, SOVL commenced arbitral proceedings and has appointed its arbitrator. The Government of India has not nominated its arbitrator despite SOVL’s request for it to do so. Thereafter, SOVL filed an arbitration application pursuant to section 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court for constitution of an arbitral tribunal.

The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V N Khare as their arbitrator. By an order dated May 18, 2010, the court directed the parties to appoint mediators for mediation of the dispute and if the mediation is not successful, arbitration will commence. The mediation is in progress.
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
     The Government of India also granted to us an option to acquire the remaining shares in BALCO held by the Government of India at the time of exercise. The exercise price is the higher of:
•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (Rs. 49.01 per share) ($1.1 per share) together with interest at a rate of 14.0% per annum compounded half yearly from March 2, 2001 through the exercise date, less all dividends received by the Government of India since March 2, 2001 through the exercise date.
     Based on a valuation report commissioned by the Government of India and us in December 2007, the fair value of the remaining shares in BALCO held by the Government of India was Rs. 12,438 million ($276.7 million).
     Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this call option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option, contending that the restriction imposed by the shareholders’ agreement on the transfer of shares violates Section 111A of the Indian Companies Act. As negotiations for an amicable resolution were unsuccessful, on direction of the court, arbitrators were appointed by the parties, as provided for under the terms of the shareholders’ agreement. Arbitration proceedings commenced on February 16, 2009. The arbitration hearings commenced on December 23, 2009 and concluded on August 29, 2010 and the award was reserved. Meanwhile parties have been directed to submit their written submissions within three weeks from August 29, 2010.

We have filed our written submission on September 20, 2010. However, in view of the subsequent judgement of the Bombay High Court, which supported the contentions made by us, the arbitration tribunal has, at the request of Government of India, given an opportunity to both parties to make oral submission on the judgement and the hearing for the same has been fixed for October 9, 2010. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”
     See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.”
Employees
     As of March 31, 2010, we had 13,559 employees as follows:

Company	Location	Primary Company Function	Total Employees
Copper
Sterlite Industries (India) Limited	India	Copper smelting and refining	1,280
Copper Mines of Tasmania Pty Ltd.	Australia	Copper mining	97
Fujairah Gold FZE	UAE	Precious metal refinery	46
Zinc— Hindustan Zinc Limited	India	Zinc and lead production	6,986
Aluminum— Bharat Aluminium Company Limited	India	Aluminum production	4,973
Power — Sterlite Energy Limited	India	Commercial power generation	155
— Talwandi Sabo Power Limited	India	Commercial power generation	22
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

Insurance
     We maintain property insurance which protects against losses relating to our assets arising from fire, business interruption, earthquakes or terrorism and freight insurance which protects against losses relating to the transport of our equipment, product inventory and concentrates. However, our insurance does not cover other potential risks associated with our operations. In particular, we do not have insurance for certain types of environmental hazards, such as pollution or other hazards arising from our disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition or results of operations. Moreover, no assurance can be given that we will be able to maintain existing levels of insurance in the future at the same rates. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our insurance coverage may prove inadequate to satisfy future claims against us.”
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
     The Government of India announced the National Mineral Policy in 1993, which was amended in 2008, to sustain and develop mineral resources so as to ensure their adequate supply for the present needs and future requirements of India in a manner which will minimize the adverse effects of mineral development on the forest, environment and ecology through appropriate protective measures. The aim of the National Mineral Policy is to achieve zero waste mining and the extraction and utilization of the entire run of mines within a framework of sustainable development through the establishment of a resource inventory and registry to be maintained by the IBM, manpower development through education and training, infrastructure development in mineral bearing areas and the facilitation of financial support for mining. The Government of India has also made various amendments to India’s mining laws and regulation to reflect the principles underlying the National Mineral Policy. A draft bill has been proposed by the Government to amend the existing Mines and Mineral Development and Regulation Act, 1957, that will make it mandatory for companies to share a portion of their revenue for lifetime livelihood support to persons affected by mining. This bill is still under preliminary discussion stage and is yet to be approved by the Government.
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
     If the mining operations in respect of any mining lease results in the displacement of any persons, the consent of such affected persons, and their resettlement and rehabilitation as well as payment of benefits in accordance with the guidelines of the applicable state government, including payment for the acquired land owned by those displaced persons, needs to be settled or obtained before the commencement of the mining project. In respect of minerals listed in the First Schedule of the MMDR Act, prior approval of the Government of India is required to be obtained by the state government for entering into the mining lease. The approval of the Government of India is granted on the basis of the recommendations of the state governments, although the Government of India has the discretion to overlook the recommendation of the state governments. On receiving the clearance of the Government of India, the state government grants the final mining lease and prospecting license. The lease can be executed only after obtaining the mine plan approval from the IBM, which is valid for a period of five years. No person can acquire one or more mining leases for any mineral or prescribed group of associated minerals in a state covering a total area of 10 square kilometers. However, the Government of India may, if necessary in the interest of development of any mineral, relax this requirement.
     The maximum term of a mining lease is 30 years and the minimum term is 20 years. A mining lease may be renewed for further periods of 20 years or less at the option of the lessee. Renewals are subject to the lessee not being in default of any applicable laws, including environmental laws. The MC Rules provide that if a lessee uses the minerals for its own industry, then such lessee is generally entitled to a renewal of its mining lease for a period of 20 years, unless it applies for a lesser period. The lessee is required to apply to the relevant state government for the renewal of the mining lease at least one year prior to the expiry of the mining lease. Any delay in applying for a renewal of the mining lease may be waived by the applicable state government provided that the application for renewal is made prior to expiry of the mining lease. In the event that the state government does not make any orders relating to an application for renewal prior to the expiration of the mining lease, the mining lease is deemed to be extended until such time the state government makes the order on the application for renewal. The Goa Daman and Diu Mining Concessions (Abolition and Declaration as Mining Leases) Act, 1987 abolished the mining concessions granted in perpetuity under the Portuguese regime and declared such mining concessions as mining leases under the MMDR Act.
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
     The Environment Impact Assessment Notification No: 1533(E), 2006 (“EIA Notification”)
     The EIA Notification issued under the EPA and the Environment (Protection) Rules, 1986 provides that the prior approval of the MoEF is required in the event any new project in certain specified areas is proposed to be undertaken. To obtain an environmental clearance, we must first obtain a no-objection certificate from the applicable regulatory authority. This is granted after a notified public hearing, submission and approval of an environment impact assessment report that sets out the operating parameters such as the permissible pollution load and any mitigating measures for the mine or production facility and an environmental management plan.
     Forest (Conservation) Act, 1980 (“Forest Act”) and the Forest Conservation Rules, 2003
     The Forest Act requires consent from the relevant authorities prior to clearing forests by felling trees. The final clearance in respect of both forests and the environment is given by the Government of India, through the MoEF. However, all applications have to be made through the respective state governments who will recommend the application to the Government of India. The penalties for non-compliance can include closure of the mine or prohibition of mining activity, stoppage of the supply of energy, water or other services and monetary penalties on and imprisonment of the persons in charge of the conduct of the business of the company.
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

     Employee State Insurance Act, 1948 (“ESIA”)
     The ESIA requires the provision of certain benefits to employees or their beneficiaries in the event of sickness, maternity, disability or employment injury. Every factory or establishment to which the ESIA applies is required to be registered in the manner prescribed under the ESIA. Every employee, including casual and temporary employees, whether employed directly or through a contractor, who is in receipt of wages up to Rs. 15,000 per month with effect from May 1,2010, is entitled to be insured under the ESIA. The ESIA contemplates the payment of a contribution by the principal employer and each employee to the Employee State Insurance Corporation.
     Payment of Wages Act, 1936 (“PWA”)
     The PWA regulates the payment of wages to certain classes of employed persons and makes every employer responsible for the payment of wages to persons employed by such employer. No deductions are permitted from, nor is any fine permitted to be levied on wages earned by a person employed except as provided under the PWA.
     Minimum Wages Act, 1948 (“MWA”)
     The MWA provides for a minimum wage payable by employers to employees. Under the MWA, every employer is required to pay the minimum wage to all employees, whether for skilled, unskilled, manual or clerical work, in accordance with the minimum rates of wages that have been fixed and revised under the MWA. Workmen are to be paid for overtime at overtime rates stipulated by the appropriate government. Contravention of the provisions of this legislation may result in imprisonment up to six months or a fine up to Rs. 500 or both. Further, state governments are empowered to stipulate higher penalty, in monetary terms, for contravention of the provisions of this legislation, if it deems fit to do so.
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
     Payment of Gratuity Act, 1972 (“PGA”)
     Under the PGA, an employee who has been in continuous service for a period of five years is eligible for gratuity upon retirement or resignation. The entitlement to gratuity in the event of superannuation or death or disablement due to accident or disease, will not be contingent on an employee having completed five years of continuous service. The maximum amount of gratuity payable to an employee must not exceed Rs. 350,000 which was increased to Rs. 10 lakhs with effect from May 24, 2010.
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
     The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2010

*	The corporate structure does not include our non-operating subsidiaries, Sterlite Infra Limited (formally known as Sterlite Paper Limited), Thalanga Copper Mines Pty. Ltd., and Sterlite (USA), Inc.

**	MALCO was delisted from the NSE and BSE on June 19, 2009.

#	Vedanta Resources Holdings Limited owns 100 % of Vedanta Resources Finance Limited, or VRFL, and in turn VRFL holds 100% in Vedanta Resources Cyprus Limited, or VRCL. VRCL own 100% of Welter Trading Limited.

Notes:

(1)	Volcan is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust.

(2)	SOVL has exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

(3)	We exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.
     The principal members of our consolidated group of companies are as follows:
•	Sterlite Industries (India) Limited. We are incorporated in Kolkata, State of West Bengal, India, our registered office is in Tuticorin, State of Tamil Nadu, India and we are headquartered in Mumbai. We have been a public listed company in India since 1988 and our equity shares are listed and traded on the NSE and BSE. Our ADSs are listed on the NYSE. Vedanta, through Twin Star and MALCO, owns 57.1% of our issued share capital and has management control of us. Vedanta’s 57.1% ownership interest in us is equal to the sum of Twin Star’s 54.0% ownership interest in us plus 94.5% of the 3.1% ownership interest in us of MALCO (reflecting Vedanta’s 94.5% ownership interest in MALCO). We are a majority-owned and controlled subsidiary of Vedanta. The remainder of our share capital is held by Bhadram Janhit Shalika (previously known as the SIL Employees Welfare Trust), Life Insurance Corporation of India, or LIC, and other institutional and public shareholders (42.9%). We operate our copper business within Sterlite, except for our Australian copper mine, which is owned and operated by our wholly-owned subsidiary CMT.

•	Bharat Aluminium Company Limited. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The Government of India owns the remaining 49.0%. We exercised an option to acquire the Government of India’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminum business.

•	Hindustan Zinc Limited. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. The remainder of HZL’s share capital is owned by the Government of India (29.5%) and institutional and public shareholders and employees of HZL (5.6%). Through SOVL, we have management control of HZL, which owns and operates our zinc business, and own a call option to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. SOVL has exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “— B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.

•	Sterlite Energy Limited. Sterlite Energy is incorporated in Mumbai, State of Maharashtra, India, and its registered office is located in Tuticorin, State of Tamil Nadu. Sterlite Energy is our wholly-owned subsidiary.
     The key entities that control us are as follows:
•	Volcan Investments Limited. Volcan was incorporated in the Bahamas on November 25, 1992, and is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, controls the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. Volcan owns approximately 60.5% of the issued ordinary share capital of Vedanta.

•	Vedanta Resources plc. On April 22, 2003, Vedanta was created as a new company wholly-owned by Volcan. We and a number of other companies owned directly or indirectly by the Agarwal family at that time became subsidiaries of Vedanta. On December 10, 2003, Vedanta completed an initial public offering of its shares in the United Kingdom and its shares were listed on the LSE. Volcan’s ownership interest in Vedanta is 60.5% as of March 31, 2010. Vedanta is a leading metals and mining company that is listed on the LSE and included in the FTSE 100 Index. We are a majority-owned and controlled subsidiary of Vedanta. We are a party to a shared services agreement with Vedanta and other entities regarding the sharing of management services. See “Item 7. Major Shareholders and Related Party Transactions.” In 2004, Vedanta, through its wholly-owned subsidiary, Vedanta Resources Holdings Limited, or VRHL, acquired 51.0% of KCM, which is incorporated in Zambia. In April 2008, Vedanta acquired a further 28.4% of KCM. KCM is the largest copper metals and mining company in Zambia and exports substantially all of its copper production to the Middle East and Southeast Asia. KCM competes with us on the world copper markets. In April 2007, Vedanta acquired a 51.0% controlling interest in Sesa Goa Limited, which was incorporated in India, is India’s largest private sector iron ore producer and exports substantially all of its iron ore production to leading global steel companies in China, Europe and Japan.

•	The Madras Aluminium Company Limited. MALCO was incorporated in 1960 in the State of Tamil Nadu, India where it is also headquartered. MALCO was delisted from the NSE and BSE on June 19, 2009. Vedanta has management control of MALCO.

•	We also have an associate company, Vedanta Aluminium, which is incorporated in the State of Maharashtra, India, and is 70.5%-owned by Vedanta through Twin Star and Welter Trading Limited, following a Rs. 4,421 million investment in March 2005. In September 2008, Twin Star sold 25.0% of its interest in Vedanta Aluminium to Welter Trading Limited, a wholly-owned subsidiary of Twin Star. We own the remaining 29.5% minority interest in Vedanta Aluminium. Vedanta Aluminium is part of Vedanta’s consolidated group of companies but is not part of our consolidated group of companies. See “— B. Business Overview — Our Business — Overview.”

D.	Property, Plant and Equipment
     See “— B. Business Overview — Our Business — Our Copper Business — Principal Facilities,” “— B. Business Overview — Our Business — Our Zinc Business — Principal Facilities” and “— B. Business Overview — Our Business — Our Aluminum Business — Principal Facilities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS
     Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements and the financial information discussed below, have been prepared in accordance with IFRS. Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first time adoption of IFRS, the following is limited to a discussion of our financial condition and results of operations for the years ended March 31, 2010 and 2009 and no comparative data for the year ended March 31, 2008 has been included.
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
     Our revenue and operating income increased from Rs. 212,192 million and Rs. 43,090 million in fiscal 2009 to Rs. 244,903 million ($5,448.3 million) and Rs. 53,834 million ($1,197.6 million) in fiscal 2010, representing increases of 15.4% and 25.0%, respectively.
     The following tables are derived from our selected consolidated financial data and set forth:
•	the revenue for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation and amortization for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Year Ended March 31,
	2009	2010
	(In percentages)
Revenue:
Copper	54.9	53.3
Zinc	26.3	32.4
Aluminum	18.5	11.6
Power	0.3	2.7
Others	—	—

Total	100.0	100.0

Operating Profit:
Copper	25.8	5.8
Zinc	58.4	81.9
Aluminum	15.1	5.9
Power	0.7	6.4
Others	—	—

Total	100.0	100.0

Segment Profit(1) :
Copper	26.0	8.3
Zinc	54.4	76.1
Aluminum	17.8	8.9
Power	1.8	6.7
Others	—	—

Total	100.0	100.0

Note:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating profit to segment profit for the periods presented:

	Year Ended March 31,
	2009		2010		2010
Copper:
Operating profit	Rs.	11,121	Rs.	3,138	$69.8
Plus:
Depreciation and amortization		2,191		1,982	44.1
Segment profit	Rs.	13,312	Rs.	5,120	$113.9

Zinc:
Operating profit	Rs.	25,158	Rs.	44,071	$980.4
Plus:
Depreciation and amortization		2,615		3,053	68.0
Segment profit	Rs.	27,773	Rs.	47,124	$1,048.4

Aluminum:
Operating profit	Rs.	6,494	Rs.	3,189	$71.0
Plus:
Depreciation and amortization		2,609		2,310	51.4

Segment profit	Rs.	9,103	Rs.	5,499	$122.3

Power:
Operating profit	Rs.	323	Rs.	3,445	$76.6
Plus:
Depreciation and amortization		608		715	15.9

Segment profit	Rs.	931	Rs.	4,160	$92.5

Others:
Operating profit	Rs.	(6)	Rs.	(9)	$(0.2)
Plus:
Depreciation and amortization		1		1	—
Segment profit	Rs.	(5)	Rs.	(8)	$(0.2)

Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE. Our primary products are copper cathodes and copper rods. Revenue from our copper business for fiscal 2010 had increased from Rs. 116,525 million to Rs. 130,608 million ($2,905.6 million) representing a increase of 12.1% and a decrease in operating profit from Rs.11,121 million to Rs. 3,138 million ($69.8 million) representing a decrease of 71.8%.

•	Zinc. Our zinc business is owned and operated by HZL, India’s leading zinc producer with a 74.0% market share by volume of the Indian zinc market in fiscal 2010, according to ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead zinc smelter, four sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the state of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. HZL’s primary products are zinc and lead ingots. Revenue and operating profit of our zinc business have increased from Rs. 55,724 million and Rs. 25,158 million in fiscal 2009 to Rs. 79,434 million ($1,767.2 million) and Rs. 44,071 million ($980.4 million) in fiscal 2010, representing increases of 42.5% and 75.2%, respectively.

•	Aluminum. Our aluminum business is primarily owned and operated by BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters and two captive power plants. Operations at the older 100,000 tpa aluminum smelter was partially suspended from February 2009 and ceased on June 5, 2009. Following the shut down of the 100,000 tpa aluminum smelter, the 270 MW captive power is now used for commercial purpose as power generated by the power plant is sold to third parties. BALCO’s primary products are aluminum ingots, rods and rolled products. Revenue and operating profit of our aluminum business have decreased from Rs. 39,170 million and Rs. 6,494 million in fiscal 2009 to Rs. 28,289 million ($629.3 million) and Rs. 3,189 million ($70.9 million) in fiscal 2010, representing decreases of 27.8% and 50.9%, respectively.

•	Power. Our commercial power generation business includes the 123.2 MW of wind power plants commissioned by HZL and a 270 MW power plant at BALCO’s Korba facility which was previously used for captive use before the shut down of the 100,000 tpa aluminum smelter at Korba on June 5, 2009. Our power business is still under development. Sterlite Energy’s first power project, a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa, is expected to be progressively commissioned in the second quarter of fiscal 2011, with full completion anticipated by the fourth quarter of fiscal 2011. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal of the Government of India to support this facility.

These allocated coal blocks are regarded as non-reserve coal deposits. Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed by second quarter of 2014. On October 30, 2009, Sterlite Energy filed an initial offering document with the Securities and Exchange Board of India for a proposed initial public offering of its equity shares for an estimated offering size of Rs. 51,000 million ($1,134.6 million). Revenue and operating profit of our Power business have increased from Rs. 773 million and Rs. 323 million in fiscal 2009 to Rs. 6,572 million ($146.2 million) and Rs. 3,445 million ($76.6 million) in fiscal 2010.

•	Others. Our other business segment primarily includes our equity investment in Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Recent Developments
Asarco Acquisition
     On March 6, 2009, we and Asarco, a US-based copper mining, smelting and refining company based in Tucson, Arizona, United States, signed an agreement for us to acquire substantially all of the operating assets of Asarco for U.S.$1.7 billion (the “March 2009 agreement”), which on June 12, 2009 we agreed to increase to U.S.$1.87 billion, mostly related to an expected increase in Asarco’s working capital on the closing date. Previously, on May 30, 2008, we had signed an agreement to acquire substantially all of the operating assets of Asarco for U.S.$2.6 billion in cash following an auction process (the “May 2008 agreement”). Then, in October 2008, due to the financial turmoil in the global markets, the steep fall in copper prices and adverse global economic conditions, we and Asarco entered into discussions to renegotiate the prior agreement. The March 2009 agreement to acquire Asarco followed such renegotiation of, and superceded in its entirety, the prior agreement, and the consummation of the agreement remained contingent upon the confirmation of a Chapter 11 plan of reorganisation proposed by Asarco and sponsored by our wholly owned subsidiary Sterlite USA by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganisation proceedings under Chapter 11 of the US Bankruptcy Code. The March 2009 agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 agreement.
     On August 23, 2009, we further revised our offer to approximately $2.14 billion payable fully in cash. The revised offer reflected the full elimination of the promissory note by monetizing it. In the revised offer, we were the beneficiary of approximately 73.0 per cent of the proceeds from the creditors’ interest in the Brownsville judgment against the Americas Mining Corporation, a subsidiary of Grupo Mexico S.A.B. de C.V. (“Grupo Mexico”), which was awarded by the US District Court for Southern District of Texas, Brownsville Division, against Americas Mining Corporation requiring it to return to Asarco 260.09 million common stock of Southern Copper Corporation, together with past dividends received with interest, worth in excess of $6.0 billion in aggregate.
     Two other potential acquirors, namely Americas Mining Corporation (together with Asarco Incorporated), both subsidiaries of Grupo Mexico and Harbinger Capital Partners Master Fund I Ltd (“Harbinger’), also submitted proposed reorganisation plans. Harbinger stayed its confirmation proceedings on its plan until a scenario where none of the other two plans are confirmed, upon which Harbinger’s confirmation proceedings would resume. The US Bankruptcy Court considered the aforesaid reorganisation plans along with the reorganisation plan proposed by Asarco and sponsored by Sterlite USA (the “Debtor Plan”). Grupo Mexico provided in its reorganisation plan (the “Parent Plan”), a proposal that all potential claims held by Asarco against us and Sterlite USA for, among other things, alleged breach of the May 2008 agreement, be vested in the reorganised Asarco. The Parent Plan estimated the claims of Asarco against us and Sterlite USA to be in the range of $400 million to $3 billion, subject to mitigating factors. These factors may include, among other things, the ultimate purchase price for the assets sold by Asarco or consideration received by the estate of Asarco, adjustments to the ultimate purchase price due to changes in value of working capital as provided in the May 2008 agreement and changes in the value of assumed liabilities. Asarco disclosed in the joint disclosure statement its view that the recovery, if any, against such potential claims may be approximately $100 million. The Parent Plan provided for a cash contribution of $2.205 billion to the estate of Asarco, a promissory note of $280 million to the trust for the benefit of asbestos claimants, assumption of certain liabilities and waiver of certain claims against Asarco.

     On August 31, 2009, the US Bankruptcy Court made its recommendation to the US District Court to confirm the Parent Plan and to reject the Debtor Plan. On September 10, 2009, we further revised our offer to $2.565 billion payable fully in cash. In the revised offer, we were the beneficiary of 100 per cent of the proceeds from the creditor’s interest in the Brownsville judgment, though our recovery would be limited to the amounts which we paid creditors for their interest in the Brownsville judgment (the total value of which would be approximately $904 million). The offer was revised to provide a cash only settlement to all creditor groups including asbestos creditors, allowed late filed claims and allowed subordinated claims (which earlier were provided a share of creditor’s interest in the Brownsville judgment) and to provide for surplus cash after closing for the continued operations of acquired assets. On September 24, 2009, the US Bankruptcy Court recommended to the US District Court that it should reject our revised offer made on September 10, 2009 and should confirm the Parent Plan. On November 13, 2009, the US District Court confirmed the Parent Plan and rejected the Debtor Plan. We have filed an appeal against the decision of the US District Court. The appeal was heard in the US Court of Appeals for the Fifth Circuit on August 31, 2010. Asarco terminated the March 2009 agreement and has drawn the $50 million provided as deposit under the purchase and sale agreement and returned the other two letters of credit amounting to $75 million in total. We have filed for an application to the US Bankruptcy Court for the return of the $50 million drawn by Asarco. No hearing date has been scheduled on the matter.
     On March 17, 2010, Asarco filed a complaint in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached the May 2008 agreement by, among other things, refusing to pay the $2.6 billion purchase price as allegedly required by the May 2008 agreement and refusing to assume the liabilities and contractual obligations as allegedly required by the May 2008 agreement. Asarco is seeking to recover from us and Sterlite USA its alleged damages suffered as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco’s complaint does not currently specify a quantum of damages suffered by Asarco. We and Sterlite USA intend to defend the complaint vigorously. If either our appeal against the decision of the US District Court is not successful or our application is rejected by the US Bankruptcy Court, we will not be able to acquire Asarco. In addition, any adverse judgment or settlement relating to Asarco’s breach of contract claim against us may have a material adverse effect on our business, results of operations, financial condition and prospects. No hearing date has been scheduled on the matter.
Bonus Issue and Split
     On June 11, 2010, our shareholders approved the sub-division of our equity shares from Rs.2 each to Rs.1 each. Our shareholders also approved the bonus issue in the ratio of one equity share of Rs. 1 each for one equity share of Rs.1. With effect from June 25, 2010, the equity shares have par value of Rs.1 each and each ADS represents four equity shares of par value Re. 1 per equity share. Following the bonus issue, our issued and paid share capital is Rs.336.12 crores comprising of 3,361,207,534 equity shares of Rs.1 each. With effect from June 11, 2010, our authorised share capital is Rs.500 crores. See Note 29 “Earnings per share” in Item 8. Financial Information for more information.
Vizag
     We incorporated a special purpose vehicle, Vizag General Cargo Berth Private Limited, or VGCB, on April 20, 2010 for the coal berth mechanization project at Visakhapatham Port. The project is to be carried out on design, build, finance, operate, transfer basis and the concession agreement between Vizag Port Trust and VGCB was signed on June 10, 2010. VGCB is owned by SIIL and Leighton Contractors (India) Limited in the ratio of 74:26. The project is expected to be completed in 24 months from the date of the award of the concession, following which commercial operations of the mechanized and modernized coal berth is expected to commence. The concession period is 30 years from the date of the award of the concession. Vizag Port Trust has specified certain conditions to be satisfied, before the concession is awarded to VGCB. VGCB has 120 days from June 10, 2010 to fulfill the condtions.

Central Excise
     The Central Excise Department of the Government of India has issued an ex-parte notice for reversal of Cenvat credit of Rs 315 crore along with interest of Rs 8.78 crore for the non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans (or notices) for the period March to September 2009 within a stipulated time. In addition, it also alleged that we violated the license conditions for the period 2005 to 2009. We filed a writ petition for stay on the notice in the Madras High Court. By an order dated July 22, 2010, the Madras High Court granted stay till the disposal of the writ petitions.
Tuticorin Smelter — Madras High Court Order
     In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court concluded its hearings in February 2010 and by its order of September 28, 2010 ordered the closure of the smelter at Tuticorin. SIIL has filed a special leave petition before the supreme court of India against the order of the Madras High Court on September 29, 2010 for interim suspension of the said order and also expects to file an appeal against the said order. SIIL believes that it will successfully defend its position.
Factors Affecting Results of Operations
     Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.
Metal Prices and Copper TcRc
     Overview
     Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on LME prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals that we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.
     The recovery in demand and commodity prices backed by growth momentum in China, Brazil and India appears well founded. The medium and long term outlook for the resource sector remains positive. For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations — Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.”
     Copper
     The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 92.2% of our copper concentrate requirements in fiscal 2010, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs.

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

	Year Ended March 31,
	2008	2009	2010
	(in US cents per pound)
Copper TcRc	15.7¢	11.7¢	13.6¢
     The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 7.8% of our copper concentrate requirements in fiscal 2010 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2014 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	Year Ended March 31,
	2008	2009	2010
	(in US dollars per ton)
Copper LME	$7,588	$5,885	$6,112
     Zinc and Aluminum
     The revenue of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and in fiscal 2010 sourced in excess of 91.0% of its alumina requirements from third party suppliers, including 46.0% from international and domestic suppliers and 45.0% from Vedanta Aluminium, with the remaining 9.0% provided by BALCO’s own bauxite mines and alumina refinery. Going forward, we expect BALCO to source a majority of its alumina requirements from Vedanta Aluminium and its own bauxite mines and alumina refinery. For the portion of our aluminum business where the alumina is sourced from BALCO’s own bauxite mines and alumina refinery, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, including Vedanta Aluminium, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for each of the last three fiscal years:

	Year Ended March 31,
	2008	2009	2010
	(in US dollars per ton)
Zinc LME	$2,992	$1,563	$1,936
Aluminum LME	2,620	2,234	1,868
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
Cost of Production
     Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business. Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
     Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources approximately 66.0% of its thermal coal requirement from a subsidiary of Coal India under a five-year supply agreement entered into in August 2006. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal. However, in January 2006, we were allotted a 31.5 million ton share in the Madanpur Coal Block for use in HZL’s captive power plant. This allocated coal block is regarded as non-reserve coal deposits and is currently in the post-exploration but pre-development stage. The forest diversion proposal was rejected by the MoEF by a letter dated December 30, 2009, and the environment clearance proposal is also pending with MoEF for similar reasons. We made representations to the MoEF. Thereafter, the PMO office constituted a committee of secretaries to review the rejection of the environmental clearance and approval. In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. These allocated coal blocks are regarded as non-reserve coal deposits. In October 2008, the Ministry of Coal approved BALCO’s mining plan although certain other approvals including environmental approval and forest clearance from the regulatory authorities are still pending We expect mine development activities to commence upon the receipt of all regulatory approvals. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
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
     Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
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
     The following table sets forth our average realized TcRc and cost of production for each of our metals for each of the last two fiscal years:

	Year Ended March 31,
	2009		2010
	(in US dollars per ton, except as indicated)
Treatment charge and refining charge (TcRc):(1)	11.7	¢/lb	13.6	¢/lb
Cost of production:(2)
Copper smelting and refining(3)	3.1	¢/lb	10.4	¢/lb
Zinc(4)	$710		$850
Aluminum(5)	1,700		1,542

Notes:

(1)	Represents our average realized TcRc for the period.

(2)	Cost of production is not a recognized measure under IFRS. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2009			2010
	(in millions, except Production output and Cost of production)
Copper:
Segment sales	Rs.	116,670		Rs.	130,608
Less:
Segment profit		(13,312)			(5,120)

Segment cost		103,358			125,488
Less:
Purchased concentrate/rock		(94,873)			(114,923)
By-product/free copper net sale		(4,337)			(1,981)
Cost for downstream products		(1,613)			(1,543)
Others, net		(1,556)			(3,386)

Total expenses	Rs.	979		Rs.	3,655

Production output (in tons)		312,833			334,202
Cost of production(a)		3.1	¢/lb		10.46	¢/lb
Zinc:
Segment sales	Rs.	55,724		Rs.	79,434
Less:
Segment profit		(27,773)			(47,124)

Segment cost		27,951			32,310
Less:
Cost of tolling including raw material cost		(409)			—
Cost of intermediary product sold		(1,301)			(3,060)

	Year Ended March 31,
	2009		2010
	(in millions, except Production output and Cost of production)
By-product revenue		(4,848)		(1,871)
Cost of lead metal sold		(2,079)		(2,652)
Others, net		(1,312)		(1,406)

Total expenses	Rs.	18,002	Rs.	23,321

Production output (in tons)		551,724		578,411
Cost of production (per ton) (a)		$710		$850
Aluminum:
Segment sales	Rs.	39,336	Rs.	28,367
Less:
Segment profit		(9,103)		(5,499)

Segment cost		30,233		22,868
Less: Cost of intermediary product sold		—		(304)
By-product revenue		(328)		(126)
Cost for downstream products		(1,966)		(1,767)
Others, net		(314)		(1,455)

Total expenses	Rs.	27,625	Rs.	19,216

Production output (hot metal) (in tons)		355,733		262,760
Cost of production (per ton) (a)		$1,700		$1,542

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2009 and 2010 was Rs. 45.91 per $1.00 and Rs. 47.42 per $1.00 respectively.

(3)	Cost of production relates only to our custom smelting and refining operations and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa and excluding the benefit of the phosphoric acid plant. Revenues earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.

(4)	Our zinc operations are fully integrated. As a result, cost of production of zinc consists of the total direct cost of producing zinc from the mines and smelters, including extracting ore from the mines, converting the ore into zinc concentrate and smelting to produce zinc ingots. Our zinc segment includes lead and silver. Silver is a by-product of lead and accordingly, there are no additional processing costs for silver. Revenue earned from the sale of silver is reported as profit in this segment. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced. HZL’s cost of production in the last month of fiscal 2010, or its exit cost of production for fiscal 2010, was $792 per ton.

(5)	Cost of production of aluminum for BALCO’s smelters includes the cost of producing bauxite and conversion of bauxite into aluminum metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminum metal, for the portion of BALCO’s operations where alumina is sourced from third parties. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at its 100,000 tpa aluminum smelter and ceased operations at this smelter on June 5, 2009. As the 100,000 tpa aluminum smelter had a higher cost of production than the newer (and remaining) 245,000 tpa smelter, and partly as a result of efforts by BALCO to decrease its operating costs in response to the recent global economic conditions, BALCO’s exit cost of production for fiscal 2010 was $1,615 per ton.

Production Volume and Mix
     Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuate as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per-unit production costs are significantly affected by changes in production volumes in that higher volumes of production generally reduce the per-unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. For example, operations at BALCO’s older 100,000 tpa aluminum smelter were partially suspended from February 2009 and ceased on June 5, 2009. The following table summarizes our production volumes for our primary products for the last three fiscal years:

		Year Ended March 31,
	Product	2008	2009	2010
		(tons)
Copper	Copper cathode(1)	339,294	312,833	334,202
	Copper rods	224,758	219,879	196,882
Zinc	Zinc(2)	426,323	551,724	578,411
	Lead	58,247	60,323	64,319
Aluminum	Ingots	195,795	172,263	54,173
	Rods	101,183	127,120	148,279
	Rolled Products	61,693	57,399	65,973

	Total Aluminum	358,671	356,782	268,425

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(2)	Includes production capitalized in fiscal 2008 of 1,154 tons.
     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.
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

     In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, or CVD, of 10.0% (prior to February 27, 2010, the CVD was 8.0%) of the assessable value and basic custom duty, which is levied on imports in India.
     In January 2004, the special additional duty, or SAD, of 4.0% which was also levied on imports of copper, zinc and aluminum was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce or abolish customs duties on copper and aluminum in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.
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
     In fiscal 2009 and 2010, exports accounted for 39.2% and 45.9%, respectively, of our copper business’revenue. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the FOB value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006		September 1, 2008
	to August 31, 2008		to present
	(percentage of FOB value of exports)
Copper cathode	2.2	%(1)	2.2	%(3)
Copper rods	2.2	%(2)	2.2	%(4)

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.

(2)	Subject to a cap of Rs. 7,760 per ton.

(3)	Subject to a cap of Rs. 7,000 per ton.

(4)	Subject to a cap of Rs. 9,800 per ton.
     In fiscal 2009 and 2010, exports accounted for 35.1% and 35.8% respectively, of our zinc business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2007		November 5, 2008 to
	to November 3, 2008	November 4, 2008	Present
	(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	3.0%
Zinc ingots	5.0%	4.0%	5.0%
Lead concentrate	3.0%	3.0%	3.0%

     In fiscal 2009 and 2010, exports accounted for 16.9% and 4.7% respectively, of our aluminum business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated: -

October 9, 2007 to Present
(percentage of FOB value of exports)
Aluminum ingots	3.0%
Aluminum rods	5.0%
Aluminum rolled products	4.0%
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.
     Taxes and Royalties
     Income tax on Indian companies is presently charged, and during fiscal 2010 was charged, at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.0%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.
     Profits of companies in India are subject to either regular income tax or a MAT, whichever is greater. The MAT rate is currently, and during fiscal 2010 was, 17.0% of the book profits as prepared under generally accepted accounting principles in India, or Indian GAAP. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 16.6%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 10.0% (prior to December 6, 2008, the excise duty was 14.0%, from December 6, 2008 to February 23, 2009, the excise duty was 10.0%, from February 24, 2009 to February 26, 2010, the excise duty was 8.0%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale. We charge the excise duty and additional charge to our domestic customers.
     We are also subject to government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL mines are located, at a rate of 8.4% with effect from August 13, 2009 (which was 6.6% prior to August 13, 2009) of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (which was 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the revenue plus 0.4 times the profit multiplied by the profit margin over revenue, subject to a cap of 5.0% of revenue.
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
Power Business
     We expect our future results of operations to be affected by our entry into the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan. See “Item 4. Information on the Company — B. Business Overview — Our Business — Our Commercial Power Generation Business” for additional details on our plans for this business.
Critical Accounting Estimates
     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. In the course of preparing these financial statements, our management has made estimates based on, and assumptions that impact, the amounts recognized in our consolidated financial statements. For a discussion of our significant accounting policies, see note 3 to our consolidated financial statements included in this annual report. We believe the critical accounting estimates described below are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
Mine properties
     Exploration and evaluation expenditure is written off in the year in which it is incurred.
     The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.
     When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

     Stripping costs/secondary development expenditure incurred during the production stage of operations of an ore body is charged to the statement of income immediately.
     In circumstances where a property is abandoned, the cumulative capitalized costs relating to the property are written off in the period.
     Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.
Useful Economic Lives of Assets and Impairment
     Property, plant and equipment, other than mine properties, are depreciated over their useful economic lives. Our management reviews the useful economic lives at least once a year and any changes could affect the depreciation rates prospectively and hence the asset carrying values.
     We also review our property, plant and equipment, including mine properties, for possible impairment if there are events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. In assessing property, plant and equipment for impairment, factors leading to significant reductions in profits such as changes in commodity prices, our business plans and significant downward revisions in the estimated mining reserves are taken into consideration. The carrying value of the assets and associated mining reserves is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. This involves management estimate of commodity prices, market demand and supply, economic and regulatory climates, longterm mine plans and other factors. Any subsequent changes to cash flow due to changes in the above mentioned factors could impact on the carrying value of the assets.
Contingencies and Commitments
     We also have significant capital commitments in relation to various capital projects which are not recognized on the statement of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the company. Guarantees are also provided in the normal course of business. There are certain obligations which our management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which we are involved, it is not expected that such contingencies will have a materially adverse effect on our financial position or profitability.
Income Tax
     In preparing consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. In each jurisdiction, we estimate the actual amount of taxes currently payable or receivable. We also estimate the tax bases of assets and liabilities based on estimates, and such estimates may change when the tax returns are prepared. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Results of Operations
Overview
     Consolidated Statement of Income
     The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Year Ended March 31,
	2009	2010
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Other operating income	1.8	0.8

Total revenue	101.8	100.8
Cost of sales	(77.8)	(74.3)
Distribution expenses	(1.6)	(1.2)
Administration expenses	(2.1)	(3.3)
Operating profit	20.3	22.0
Investment and other income	8.8	5.6
Finance and other costs	(2.9)	0.1
Share in profit/(loss) of associates	(1.5)	0.8

Profit before taxes	24.7	28.5
Income Tax expense	(3.7)	(5.4)
Profit for the period	21.0	23.1
Profit attributable to:
Equity holders of the parent	15.2	16.1
Minority interest	5.8	7.0
     Net revenue by Geographic Location
     The primary markets for our products are India and the Far East. Our exports to the Far East are primarily to China, South Korea, Singapore and Thailand. Other markets include a variety of countries mostly in the Middle East and Europe. We endeavor to sell as large a quantity of our products as possible in India due to the Indian market premium that we receive on sales in India. The following table sets forth our revenue from each of our primary markets and our revenue from each of our primary markets as a percentage of our total revenue for the periods indicated:

	Year Ended March 31,
	2009			2010
	(in millions, except percentages)
	Revenue		% of Revenue	Revenue		Revenue	% of Revenue
India	Rs.	140,330	66.0%	Rs.	155,218	$3,453.1	63.0%
Far East(1)		41,563	20.0%		43,242	962.0	18.0%
Other(2)		30,299	14.0%		46,443	1,033.2	19.0%
Total	Rs.	212,192	100.0%	Rs.	244,903	$5,448.3	100.0%

Notes:

(1)	Far East includes a number of countries, primarily China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, UAE, Turkey, Qatar, Saudi Arabia, Syria, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, the UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland, Australia, Cameroon, Malawi and Iran.

     Customer Concentration
     The following table sets forth for the periods indicated:
•	the percentage of our revenue accounted for by our ten largest customers on a consolidated basis; and

•	for each of our three primary businesses, the percentage of the revenue of such business accounted for by the ten largest customers of such business.

	Year Ended March 31,
	2009	2010
Consolidated	32.4%	29.1%
Copper	32.5	27.2
Zinc	23.6	32.3
Aluminum	44.6	28.9
     No single customer accounted for 10.0% or more of our revenue on a consolidated basis or for any of our primary businesses in any of the periods indicated.
Comparison of Years Ended March 31, 2009 and March 31, 2010
     This is the first time our financial statements included in this annual report are prepared in accordance with IFRS. For the years prior to fiscal 2010, we prepared our financial statements in accordance with U.S. GAAP, which differs in certain significant respects from and is not comparable with IFRS. For a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements, see Note 4 on Explanation of transition to IFRS to our financial statements.
     Revenue, Other Operating Income and Operating Profit
     Consolidated
     Revenue increased from Rs. 212,192 million in fiscal 2009 to Rs. 244,903 million ($5,448.3 million) in fiscal 2010, a increase of Rs. 32,711 million, or 15.4%. Revenue increased primarily as a result of an increase in sales volume in our copper and zinc businesses due to higher production, higher daily average LME prices in copper and zinc segment, sale of power from BALCO’s 270 MW power plant at Korba due to the planned permanent shut down of the old 100,000 tpa aluminum smelter, partially offset by appreciation of the Indian Rupee against the US dollar by 3.3%, lower daily average LME prices in aluminum segments, lower by-product realizations and lower production in our aluminum segment due to the shut down of the 100,000 tpa aluminum smelter at BALCO’s Korba facility.
     Other operating income decreased from Rs. 3,750 million in fiscal 2009 to Rs. 1,907 million ($42.4 million) in fiscal 2010, a decrease of Rs. 1,843 million, or 49.1%. The decrease was primarily due to the sale of power on a merchant basis from the 270 MW power plant pursuant to the permanent shutdown of BALCO’s smelter at Korba and the recognition of Rs. 491 million in amounts due to us from an insurance policy covering loss of profit on account of the unplanned shut down of the cooling tower at the Tuticorin facility, which covered a substantial portion of our estimated losses during the previous year.
     Operating profit increased from Rs. 43,090 million in fiscal 2009 to Rs. 53,834 million ($1,197.6 million) in fiscal 2010, an increase of Rs. 10,744 million, or 24.9%. The increase was due to higher sales volumes from our copper and zinc business, rise in the daily average LME prices of zinc and copper and an increase in TcRc in the copper business by 16.2%, which was partially offset by decline in the daily average LME prices of aluminum. In addition, during the fiscal 2010, 250 BALCO employees retired and we incurred voluntary retirement services expenses pursuant to our voluntary retirement scheme which resulted in a decrease in our operating profit by Rs. 234 million. Operating margin increased from 20.3% in fiscal 2009 to 22.9% in fiscal 2010 as a result of an increase in the operating margins in our zinc business due to increases in the daily average zinc LME prices.

Contributing factors to our consolidated operating income were as follows:
•	cost of sales increased from Rs. 165,097 million in fiscal 2009 to Rs. 181,928 million ($4,047.3 million) in fiscal 2010, an increase of Rs. 16,831 million, or 10.2%. Cost of sales increased primarily due to higher input prices, higher production volumes in our copper and zinc business and increase in capacity of zinc business. Cost of sales as a percentage of revenue decreased from 77.8% in fiscal 2009 to 74.3% in fiscal 2010 due to the higher daily average copper and zinc LME prices in fiscal 2010.

•	distribution expenses decreased slightly from Rs. 3,388 million in fiscal 2009 to Rs. 3,022 million ($67.2 million) in fiscal 2010, a decrease of Rs. 366 million, or 10.8%. As a percentage of revenue, however, selling and distribution expenses also decreased from 1.6% in fiscal 2009 to 1.2% in fiscal 2010.

•	administration expenses increased from Rs. 4,367 million in fiscal 2009 to Rs. 8,026 million ($178.6 million) in fiscal 2010, an increase of Rs. 3,659 million, or 83.8%, primarily as a result of the drawing of letter of credit of $50 million by Asarco, impairment of assets held for sale at BALCO and increase in exploration and technical consultancy costs at HZL. As a percentage of revenue, administration expenses increased from 2.1% in fiscal 2009 to 3.3% in fiscal 2010. These expenses increased primarily in our zinc and aluminum business as a result of an increase in capacities and the scale of our operations.
     Copper
     Revenue in the copper segment increased from Rs. 116,525 million in fiscal 2009 to Rs. 130,608 million ($2,905.6 million) in fiscal 2010, an increase of Rs. 14,083 million, or 12.1%. This increase was primarily due to higher sales volume of copper cathodes and higher daily average copper LME prices, which was partially offset by appreciation of the Indian Rupee against the US dollar by 3.3% between fiscal 2009 and 2010. Specifically:
•	copper cathode production increased from 312,833 tons in fiscal 2009 to 334,202 tons in fiscal 2010, a increase of 6.8%. The production in the fiscal 2009 was lower as compared to the fiscal 2010, primarily due to the planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and stabilization issues faced during post shut down ramp-up. Copper cathode sales increased from 92,163 tons in fiscal 2009 to 136,362 tons in fiscal 2010, a increase of 47.9%, due to increased production.

•	production of copper rods decreased from 219,879 tons in fiscal 2009 to 196,882 tons in fiscal 2010, a decrease of 10.5%. Copper rod sales decreased from 220,409 tons in fiscal 2009 to 196,883 tons in fiscal 2010, a decrease of 10.7%. The decrease in sales was due to the decrease in production.

•	sales of copper in the Indian market increased from 198,457 tons in fiscal 2009 to 206,150 tons in fiscal 2010, an increase of 3.9%, and our exports increased from 114,115 tons in fiscal 2009 to 127,095 tons in fiscal 2010, an increase of 11.4%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales decreased from 63.5% in fiscal 2009 to 61.9% in fiscal 2010.

•	the daily average copper cash settlement price on the LME increased from $5,885 per ton in fiscal 2009 to $6,112 per ton in fiscal 2010, an increase of 3.9%.
     Operating profit in the copper segment decreased from Rs. 11,121 million in fiscal 2009 to Rs. 3,138 million ($69.8 million) in fiscal 2010, a decrease of Rs. 7,983 million, or 71.8%. Operating margin decreased from 9.5% in fiscal 2009 to 2.4% in fiscal 2010. The decrease in operating profit was primarily due to decline in by-product realization, which was partially offset by an appreciation of the Indian Rupee against the US dollar by 3.3% between fiscal 2009 and 2010. In particular:

•	TcRc rates increased from an average of 11.7¢/lb realized in fiscal 2009 as compared to an average of 13.6¢/lb realized in fiscal 2010 as a result of a global improvement of the TcRc market resulting in a significant increase in the market TcRc rate.

•	cost of production, which consists of cost of smelting and refining costs, increased significantly from 3.1¢/lb in fiscal 2009 to 10.4¢/lb in fiscal 2010, primarily due to lower realization on the sale of sulphuric acid by-product.

•	drawing of $50 million letter of credit by Asarco after the rejection of the plan proposed by us for the acquisition of Asarco.
     Zinc
     Revenue in the zinc segment increased from Rs. 55,724 million in fiscal 2009 to Rs. 79,434 million ($1,767.2 million) in fiscal 2010, an increase of Rs. 23,710 million, or 42.5%. This increase was primarily due to a 23.9% increase in the daily average zinc LME price in fiscal 2010 as compared to fiscal 2009, an increase in sales volume enabled by increased production and partially offset by an appreciation of the Indian Rupee against the US dollar by 3.3% between fiscal 2009 and 2010. Specifically:
•	zinc ingot production increased from 551,724 tons in fiscal 2009 to 578,411 tons in fiscal 2010, an increase of 4.8%, due to ramp-up of production from our first hydrometallurgical zinc smelter at Chanderiya and improved operational efficiencies. Zinc ingot sales increased from 552,328 tons in fiscal 2009 to 577,685 tons in fiscal 2010, an increase of 4.6%, enabled by the higher production and strong market demand in India as well as in the rest of Asia.

•	zinc ingot sales in the domestic market increased from 331,704 tons in fiscal 2009 to 385,881 tons in fiscal 2010, an increase of 16.3%. Our domestic sales as a percentage of total sales increased from 60.1% in fiscal 2009 to 66.8% in fiscal 2010 due to higher production and strong market demand in India. Export sales decreased from 220,627 tons of zinc in fiscal 2009 to 191,805 tons of zinc in fiscal 2010, a decrease of 13.1% due to better realization and demand in the domestic market.

•	the daily average zinc cash settlement price on the LME increased from $1,563 per ton in fiscal 2009 to $1,936 per ton in fiscal 2010, an increase of 23.9%.

•	zinc concentrate sales increased from 76,261 dmt in fiscal 2009 to 223,489 dmt in fiscal 2010. This increase was primarily due to lower captive consumption. We sold surplus lead concentrate of 56,487 dmt in fiscal 2009 and 30,929 dmt in fiscal 2010 to third parties. This decrease was primarily due to the non-availability of surplus lead concentrate as a result of higher consumption of lead concentrate to produce metal with a higher concentration of lead at the ISPTM pyrometallurgical smelter.

•	lead ingot production increased from 60,323 tons in fiscal 2009 to 64,319 tons in fiscal 2010, an increase of 6.6%, as a result of improved production of lead from the pyrometallurgical process. Lead ingot sales increased from 60,564 tons in fiscal 2009 to 64,391 tons in fiscal 2010, an increase of 6.3%, enabled by the increase in production.

•	silver ingot production increased from 105,555 kg in fiscal 2009 to 138,550 kg in fiscal 2010, an increase of 31.3%, primarily due to higher silver content in the mined ore. The daily average silver London Bullion Metal Association, or LBMA, price increased by 14.4% in fiscal 2010 as compared to fiscal 2009. Sale of silver ingots increased from 103,126 kg in fiscal 2009 to 139,130 kg in fiscal 2010, an increase of 34.9% enabled by the increase in production.

•	the daily average lead cash settlement price on the LME increased from $1,660 per ton in fiscal 2009 to $1,990 per ton in fiscal 2010, a increase of 19.9%.

     Operating profit in the zinc segment increased from Rs. 25,158 million in fiscal 2009 to Rs. 44,071 million ($980.4 million) in fiscal 2010, a increase of Rs. 18,913 million, or 75.2%. Operating margin increased from 45.1% in fiscal 2009 to 55.5% in fiscal 2010. The increase in operating income was primarily due to the increase in the daily average zinc and lead LME prices of 23.9 % and 19.9%, respectively, between fiscal 2009 and fiscal 2010, and increase in sales volume, partially offset by an appreciation of the Indian Rupee against the US dollar and higher operating costs.
     Aluminum
     Revenue to external customers in the aluminum segment decreased from Rs. 39,170 million in fiscal 2009 to Rs. 28,289 million ($629.3 million) in fiscal 2010, a decrease of Rs. 10,881 million, or 27.8%. This decrease was primarily due to the complete ramp down of the old 100,000 tpa smelter at Korba on June 5, 2009 and a 16.4% decrease in daily average aluminum LME prices in fiscal 2010 compared to fiscal 2009, appreciation of the Indian Rupee against the US dollar by 3.3% between fiscal 2009 and 2010. Specifically:
•	aluminum production decreased from 356,782 tons in fiscal 2009 to 268,425 tons in fiscal 2010, a decrease of 24.8%, primarily due to the complete ramp down of the old 100,000 tpa smelter at Korba. Production from the new smelter at Korba slightly decreased by 0.4% from 250,499 tons in fiscal 2009 to 249,552 tons in fiscal 2010.

•	aluminum sales decreased from 356,512 tons in fiscal 2009 to 267,802 tons in fiscal 2010, a decrease of 24.9%, due to lower production as a result of the phased shut down of the old 100,000 tpa Korba smelter commencing in February 2009 which ceased operations on June 5, 2009 due to higher operational costs. Sales of aluminum ingots decreased from 172,173 tons in fiscal 2009 to 54,144 tons in fiscal 2010, a decrease of 68.6%, as a result of the phased shutdown of the old Korba smelter. Wire rod sales increased from 127,019 tons in fiscal 2009 to 148,239 tons in fiscal 2010, an increase of 16.7%, as a result of increased production and increased demand for this product, particularly in the electrical sector, and reflects our continued focus on the sale of value-added products. Rolled product sales increased from 57,399 tons in fiscal 2009 to 65,419 tons in fiscal 2010, an increase of 14.0%, primarily due to increased demand in the construction and the transport sector.

•	aluminum sales in the domestic market decreased from 289,991 tons in fiscal 2009 to 250,970 tons in fiscal 2010, a decrease of 13.5%, due to lower production as a result of the phased shut down of the old 100,000 tpa Korba smelter commencing in February 2009 which ceased operations on June 5, 2009. Our aluminum exports decreased from 66,523 tons in fiscal 2009 to 16,832 tons in fiscal 2010, as a result of higher premiums in the domestic market. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 81.3% in fiscal 2009 to 93.7% in fiscal 2010, due to the increased demand of the value added product in the domestic market, particularly in the power market.

•	the daily average aluminum cash settlement price on the LME declined from $2,234 per ton in fiscal 2009 to $1,868 per ton in fiscal 2010, a decrease of 16.38%.
     Operating profit in the aluminum segment decreased from Rs. 6,494 million in fiscal 2009 to Rs. 3,189 million ($70.9 million) in fiscal 2010, a decrease of Rs. 3,305 million, or 50.9%. Operating margin decreased from 16.5% in fiscal 2009 to 11.2% in fiscal 2010. The decrease in operating profit was primarily due to the shut down of the old 100,000 tpa smelter at Korba and a decrease in the daily average aluminum LME price.
     Power
     Revenue in the power segment increased from Rs. 773 million in fiscal 2009 to Rs. 6,572 million ($146.2 million) in fiscal 2010, an increase of Rs. 5,799 million, primarily due to sale of power generated by the 270 MW power plant at Korba in external power market to optimize our returns following the closure of our old aluminum smelter at BALCO’s Korba facility.

     Operating profit in the power segment increased from Rs. 323 million in fiscal 2009 to Rs. 3,445 million ($76.6 million) in fiscal 2010, an increase of Rs. 3,122 million, primarily due to sale of power in the external market generated by the 270 MW power plant at Korba.
     In order to present a more accurate picture of our segment performance, a new reporting segment has been created to disclose the revenue and profitability of our power business. Currently, the power business comprises the 123 MW wind power generators at HZL and the 270 MW power plant at BALCO. Our power business is still under development and we expect to have meaningful operating results for our commercial power generation business segment in fiscal 2011.
     Others
     Operating loss in our other business segment increased from Rs. 6 million in fiscal 2009 to Rs. 9 million ($0.2 million) in fiscal 2010.
     Investment and Other income
     Investment and other income decreased from Rs. 18,772 million in fiscal 2009 to Rs. 13,811 million ($307.3 million) in fiscal 2010, a decrease of Rs. 4,961 million ($110.4 million), or 26.4%, primarily due to exchange loss on loans to subsidiaries and affiliates.
     Finance costs
     Finance costs decreased from Rs. 6,244 million in fiscal 2009 to an income of Rs. 214 million ($4.8 million) in fiscal 2010, a decrease of Rs. 6,458 million ($143.7 million), or 103.4%. The decrease in finance cost was primarily due to foreign exchange gains.
     Share in profit / loss of associate
     Share in loss of associate was Rs. 3,160 million ($70.3 million) in fiscal 2009. Share in the profit was Rs. 2,051 million ($45.6 million) in fiscal 2010. The increase is primarily related to foreign exchange gains.
     Tax expense
     Tax expense increased from Rs. 7,782 million ($173.1million) in fiscal 2009 to Rs. 13,247 million ($294.7 million) in fiscal 2010. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 14.8% in fiscal 2009 and 18.9% in fiscal 2010. The effective tax rate was higher in fiscal 2010 primarily due to lower tax exemption for the export oriented units as compared to fiscal 2009, which were partially offset by tax holiday exemptions for the new zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India, tax holiday exemption on the newly commissioned 16 MW wind power plant and 80 MW thermal captive power plant at our zinc business and 540 MW thermal captive power plant at our aluminum business, and higher tax free dividend and investment income.
     Minority interest
     Profit attributable to minority interest increased from Rs. 12,448 million ($276.9 million) in fiscal 2009 to Rs. 17,400 million ($387.1 million) in fiscal 2010, an increase of Rs. 4,952 million ($110.2 million), or 39.8%. This increase was mainly due to higher profits in our zinc business in fiscal 2010. Minority interest as a percentage of profit increased from 27.9% in fiscal 2009 to 30.7% in fiscal 2010.

Liquidity and Capital Resources
Liquidity
     As of March 31, 2010, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 213,043 million ($ 4,739.6 million), net cash and no significant near-term debt redemption obligations, and we had, on a standalone basis, cash and short term investments totaling Rs. 82,325 million ($1,831.5 million). We expect that our current cash and short term investments, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years. We also obtained cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs during 2010. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, recent global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations”.
Capital Requirements
     Our principal capital requirements include:
•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.
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
     Our business is heavily dependent on plant and machinery for the production of our copper, zinc and aluminum products, as well as investments in our mining operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal 2009 and 2010 were Rs 40,623 million and Rs 61,875 million ($1,376.5 million), respectively, largely due to our capacity expansion and new projects across our zinc, aluminum and energy businesses.
     We currently expect capital expenditures of approximately Rs. 19,200 million ($427.1 million) over the next year by HZL to complete brownfield expansion projects to increase HZL’s lead production capacity by 100,000 tpa, to add a 160 MW captive power plant and increase mining output, which would increase HZL’s zinc-lead production capacity to 1,064,000 tpa with fully integrated mining and captive power generation capacities. These projects are being undertaken at HZL’s Rajpura Dariba complex, Rampura Agucha, Sindesar Khurd and Kayar mines in the State of Rajasthan in Northwest India. The expansion at the Sindesar Kurd mine is scheduled to be progressively completed from mid-2011.The Kayar mine is expected to start mining activity progressively from mid-2011.
     BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh at an estimated cost of Rs. 46,500 million ($1,034.5 million). The first unit of 300 MW is expected to be synchronized by the third quarter of fiscal 2011 and the remaining three units, progressively by the second quarter of fiscal 2012. The capital expenditure spent on this project as of March 31, 2010 is Rs. 21,677 million ($482.2 million).

     In order to enhance aluminum production capacity to 1.0 million tons, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh on August 8, 2007, for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh, at an estimated cost of Rs. 81,000 million ($1,802.0 million). BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminum smelter at an estimated cost of Rs 38,000 million ($845.4 million) which uses pre-baked technology from the Guiyang Aluminium — Magnesium Design & Research Institute, or GAMI, of China. The first production stream from the 325,000 tpa aluminum smelter is expected in the fourth quarter of fiscal 2011. The capital expenditure spent on this project as of March 31, 2010 is Rs. 7,022 million ($156.2 million).
     Sterlite Energy is investing approximately Rs. 82,000 million ($1,824.2 million) to build a 2,400 MW thermal coal-based sub-critical power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. As of March 31, 2010, Rs. 48,502.06 million ($1,079.0 million) has been spent on the project.
     The 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India is expected to be completed by second quarter of fiscal 2014 at an estimated cost of Rs. 92,450 million ($2,056.7 million). As of March 31, 2010, we had spent Rs. 10,127.8 million ($225.3 million) on this project.
     In fiscal 2011 and 2012, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of Rs. 19,121 million ($425.3 million) and Rs. 5,956 million ($132.5 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.
     Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on September 27, 2010 of Rs. 1,126.5 ($25.1) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 140,582 million ($3,127.5 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.
     In addition, we have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO, although the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO” for more information.
     We may in the future make acquisitions of mines, plants or minerals and metals businesses that complement or enhance our existing businesses.
     We have consistently paid dividends including tax on dividend amounting to Rs 3,315 million for fiscal 2009 and Rs. 3,437 million ($76.5 million) in fiscal 2010.
Capital Resources
     We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements.

Net Cash Provided by Operating Activities
     Net cash provided by continuing operating activities was Rs. 14,249 million ($317.1 million) in fiscal 2010 compared to net cash provided by continuing operating activities of Rs. 72,103 million in fiscal 2009. The cash provided by operating assets and liabilities (working capital) in fiscal 2010 was Rs. 1,082 million ($24.1 million). The cash provided by operating assets and liabilities in fiscal 2009 was Rs. 8,220 million. We believe our current working capital is sufficient for our present capital requirements.
Net Cash Used in Investing Activities
     Net cash used in investing activities was Rs. 94,813 million in fiscal 2009 and Rs. 117,582 million ($2,615.9 million) in fiscal 2010. The major part of the cash used in investing activities for fiscal 2009 and 2010 was towards our expansion projects across our copper, zinc, power and aluminum businesses. We also used cash to loan to subsidiaries and affiliates.
Net Cash Provided by Financing Activities
     Net cash provided by financing activities was Rs. 102,322 million ($2,276.3 million) in fiscal 2010, primarily as a result of the net proceeds from long-term and short-term debts of Rs. 9,403 million ($209.2 million) which were partially offset by repayment of working capital loan of Rs. 1,194 million ($26.6 million) and payment of dividends of Rs. 4,163 million ($92.6 million). Net cash provided by financing activities includes Rs 76,529 million ($1,702.5 million) in fiscal 2010 as a result of proceeds from the ADS offering, net of expense. Net cash provided by financing activities was Rs. 13,442 million in fiscal 2009 primarily as a result of a net proceeds from short term and long term debts of Rs 15,388 million which were partially offset by repayment of working capital loan of Rs 3,588 million and by a payment of dividends of Rs. 3,812 million.
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
Outstanding Loans
     The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of March 31, 2010 were as follows:
Working capital loans
     We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and bank guarantees. Amounts due under working capital loans as at April 1, 2008, March 31, 2009 and March 31, 2010 were Rs. 6,119 million, Rs. 2,531 million and Rs. 1,337 million ($29.7 million), respectively. The working capital loan of Rs. 1,337 million outstanding as at March 31, 2010 consist of Rs. 903 million ($20.1 million) under a US dollar denominated PCFC loan, and Rs. 434 million ($9.6 million) under a cash credit facility. Interest on the PCFC facility is based on the London Inter-Bank Offer Rate, or LIBOR, plus 75 basis points. Weighted average interest on cash credit facility is 14.22%. The working capital loans are secured against the inventories and trade receivables except for PCFC facility as at March 31, 2010 which is unsecured.

Foreign currency loans
     In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $25.0 million from DBS Bank Ltd, arranged by DBS Bank Ltd, Mumbai Branch, to meet its capital expenditure requirement on projects. The rate of interest payable on this facility is LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as at March 31, 2009 and March 31, 2010 was $25.0 million (Rs. 1,128 million).
     In June 29, 2009, Sterlite Energy entered into US dollar denominated secured term loan facility of $140.0 million (Rs. 6,496 million) with India Infrastructure Finance (UK) Company Limited as lender and SBI as facility agent to finance the costs of purchasing machinery and equipment from overseas, supplied in connection with the building of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The rate of interest payable under this facility is six-month LIBOR plus 480 basis points from August 2009. 60.0% of the loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility, 36.0% of the loan amount is repayable at the end of 12 years from June 29, 2009 in a single installment and the balance 4.0% of the outstanding loan is repayable in eight quarterly installments commencing from December 2022. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. As at March 31, 2010, Sterlite Energy has not drawn on the loan facility.
Term loans
     As at March 31, 2010, the Company had nine term loans which consist of two syndicated term loan from Royal bank of Scotland (formerly known as ABN AMRO Bank N.V), or RBS, two term loans from ICICI Bank Limited, or ICICI Bank, one term loan from the State Bank of India, or SBI, one term loan from Punjab National Bank, or PNB, one term loan from Jammu and Kashmir Bank, or J&K Bank, one syndicate term loan from SBI and one term loan from the Allahabad Bank.
     In September 2003 and August 2004, BALCO obtained two syndicated Indian Rupee fixed rate term loan facilities from RBS totaling Rs. 17,000 million to meet capital expenditure requirements of projects, of which Rs. 15,904 million has been drawn down at an average interest rate of 7.3% per annum. The weighted average interest rate on the loan outstanding is 7.0%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and on other than current assets of BALCO. The first loan of Rs. 10,000 million was repayable in 12 quarterly installments beginning in January 2007 and has been repaid in October 2009. No amount is outstanding under first loan of Rs.10,000 million as on March 31, 2010. The second loan of Rs. 7,000 million, of which Rs. 5,904 million has been drawn down, is repayable in eight quarterly installments commencing from May 2009. An amount of Rs. 4,394 million was repaid under the second loan as at March 31, 2010. As at April 1, 2008, March 31, 2009 and March 31, 2010, the balances due under the loans were Rs. 7,599 million, Rs. 5,287 million and Rs. 1,510 million ($33.6 million), respectively.
     Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited, or IFL, in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate, or I-BAR. The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to SIIL pursuant to the novation agreement, has an effective interest rate of 10.5% from December 2009, and is repayable in 12 quarterly installments beginning from November 2008, of which Rs. 371 million was paid by March 31, 2010. The second loan of Rs. 250 million has an effective interest rate of 11.0% from June 2009, and is repayable in 16 quarterly installments beginning from November 2008, of which Rs. 94 million was repaid by March 31, 2010. As at March 31, 2010, SIIL had repaid Rs. 465 million of these loans, out of the total loan amount of Rs. 1,023 million. As at March 31, 2009 and March 31, 2010, the balances due under the two loans were Rs. 868 million and Rs. 558 million ($12.4 million), respectively. These loans are unsecured.
     In September 2008, Sterlite Energy obtained an unsecured Indian Rupee term loan facility from IDBI totaling Rs. 5,000 million. The first draw down of Rs. 1,500 million was made in September 2008 and the second draw down of Rs. 1,000 million was obtained in December 2008. Interest on this facility is based on IDBI prime lending rate (“PLR”) less 225 basis points. As at March 31, 2010, the loans has been repaid and the balance due was nil.
     In February 2009, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility of Rs. 5,000 million from SBI, of which Rs. 2,000 million had been drawn down. The interest rate of the loan is 75 basis points lower than the State benchmark advance lending rate, or SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As at March 31, 2010, the balance due under the loan was Rs. 2,000 million ($44.5 million). This is an unsecured loan.

     In June 2009, Sterlite Energy obtained an Indian Rupee term loan facility of Rs. 1,500 million from PNB, of which Rs. 740 million had been drawn down. The interest rate of the loan is 75 basis points lower than SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As at March 31, 2010, the balance due under the loan was Rs. 740 million ($16.5 million). This is an unsecured loan.
     In June 2009, Sterlite Energy obtained an Indian Rupee term loan facility of Rs. 1,000 million from J&K Bank, of which Rs. 200 million had been drawn down. The interest rate of the loan is 25 basis points below SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As at March 31,2010, the balance due under the loan was Rs. 200 million ($4.4 million). This is an unsecured loan.
     In June 29, 2009, Sterlite Energy entered into an Indian Rupee term loan facility from a syndicate of banks, with SBI acting as facility agent, of Rs. 55,690 million ($1,238.9 million), to finance the cost of building a 2,400 MW thermal coal-based power facility at Jharsuguda in the State of Orissa. The interest rate is 25 basis points below SBAR. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. The loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility. As of March 31, 2010, Sterlite Energy has not drawn down on this facility All amounts drawn down by Sterlite Energy under the loan facilities granted by IDBI, SBI, PNB and J&K Bank will be deemed to be a draw down under this loan facility from the initial draw down date of this facility.
     In December, 2009, Sterlite Energy obtained an Indian Rupee term loan facility of Rs. 1,500 million from Allahabad Bank, which was fully draw down. On March 11, 2010 loan facility has been enhanced to Rs 2,000 million and the increased facility of Rs. 500 million has been draw down on March 31, 2010. The interest rate of the loan is 7.0%. Loan is for a period of 90 days from the date of disbursement which has been further rolled over for a period up to June 30, 2010. As of March 31, 2010, the balance due under the loan was Rs.2,000 million ($44.5 million). This is an unsecured loan.
Buyers’ credit
     Sterlite Energy had utilized extended credit terms relating to purchases of property, plant and equipment for its projects. As of April 1, 2008, March 31, 2009 and March 31, 2010, the balance due under this facility was Rs. 3,047 million, Rs. 11,451 million and Rs. 13,717 million ($305.0 million), respectively. These loans bear interest at LIBOR plus 187 basis points. These are unsecured debts.
     BALCO had utilized buyers’ credit facility for meeting project expenditure requirements. As of March 31, 2009 and March 31, 2010, the balances due under this facility were Rs. 1,260 million and Rs. 1,128 million ($25 million). These loans bear interest at LIBOR plus 75 basis points. These are unsecured debts.
     In April 2009, BALCO obtained a one time capex letter of credit limit of $100 million from SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. The charge on movable assets has already been created and the creation of charge on immovable assets is under process. As of March 31, 2010, the balance due under this facility was Rs. 4,394 million ($97.8 million). The interest rate on this facility is LIBOR plus 200 basis points. The balance due under the said facility is repayable from November 2011 to April 2012. The facility was funded by SBI Hongkong and the Bank of Baroda London.
     In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As of March 31, 2010, the balance due under this facility was Rs. 4,156 million ($92.5 million).The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from December 2011 to November 2012. The facility was funded by SBI Hongkong, SBI Singapore, the Bank of Baroda, London and DBS Bank, Singapore.
     In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets to be imported under the facility. As of March 2010, the balance due under this facility was Rs. 937 million ($20.9 million).The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from November 2012 to December 2012. The facility was funded by SBI Tokyo, HSBC, Mauritius and The Bank of Baroda London.

HZL had utilized buyers’ credit facility for meeting project expenditure requirements. As of March 31, 2010 the balance due under this facility was Rs. 84 million ($1.9 million).This loan bear interest at LIBOR plus 80 basis points. This facility is unsecured.
Non-convertible debentures
     In April 2003, we issued Rs. 1,000 million ($22.2 million) Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million ($8.9 million), due in April 2010 and Tranche B, in the amount of Rs. 600 million ($13.3 million), due in April 2013. Interest payable on these debentures is linked to annualized Government of India securities rates plus 190 basis points. These debentures are secured by certain of our immovable properties.
     In November 2008, BALCO issued Rs. 5,000 million ($111.2 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures.
     During fiscal 2010, we issued an aggregate Rs. 63,800 million ($1,419.4 million) unsecured redeemable non-convertible debentures to various mutual fund companies. The debentures were issued with maturity periods of less than 90 days from the date of issue. The interest rate on the debentures was linked to the National Stock Exchange of India’s overnight Mumbai Inter Bank Offer Rate, or MIBOR. The applicable interest rate was MIBOR plus 0.25 % to 0.50% per annum. As of March 31, 2010, the debentures has been repaid and the balance due was nil.
Convertible notes
Convertible Senior Notes (“Convertible Notes”) due 2014
     On October 29, 2009, SIIL raised US$ 500 million by issue of 4.0% Convertible Senior Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS. The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, we have a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which we are required to pay contractually on October 30, 2014 is $500 million, unless previously converted, redeemed or purchased and cancelled.
     At inception, the issue proceeds of the Convertible Notes have been allocated to the conversion option (which is an embedded derivative) with the residual value allocated to the Convertible Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value recognised in the statement of income, and the Convertible Notes have been carried at amortised cost using an effective interest rate method.
     The conversion option amounting to Rs. 5,963 million and un-amortised borrowing costs amounting to Rs. 242 million as of March 31, 2010 are included along with the notes in statement of financial position. Change in the fair value of conversion option has been presented under Note 7 on Finance and other costs.
Export Obligations
     We have export obligations of Rs. 86,229 million ($1,918.3 million) over the next eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, the liability would be Rs. 11,997 million ($266.9 million), reduced in proportion to actual exports. Due to the remote likelihood of our being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our consolidated financial statements.

Guarantees
     As of March 31, 2010, we have given the following guarantees:
•	Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 879 million and Rs. 757 million ($16.8 million) for import of goods, including capital equipment at concessional rates of duty as of March 31, 2009 and 2010, respectively. We do not anticipate any liability on these guarantees.

•	Corporate guarantee of Rs. 21,000 million and Rs. 34,000 million ($756.4 million) on behalf of Vedanta Aluminium for obtaining credit facilities as of March 31, 2009 and 2010 respectively. We also issued corporate guarantees of Rs. 14,704 million and Rs. 14,386 million ($320 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India for the same periods. Vedanta Aluminium is obliged to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. As of March 31, 2010, we determined that we have no liability on these corporate guarantees.

•	Bank guarantee of AUD 5.0 million (Rs. 207 million or $ 4.6 million) as of March 31, 2010, in favor of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities on behalf of CMT. This guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($7.1 million). These liabilities have been fully recognized in the consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 119 million or $2.6 million) as of March 31, 2010, in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in the consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 2,809 million and Rs. 2,201 million ($49.0 million) as of March 31, 2009 and 2010 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business amounting to Rs. 1,203 million ($26.8 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 493 million and Rs. 515 million ($11.4 million) for litigation, against provisional valuation and for other liabilities as of March 31, 2009 and 2010 respectively. We do not anticipate any liability on these guarantees.
     Our outstanding guarantees cover obligations aggregating Rs. 47,160 million and Rs. 53,062 million ($1,180.5 million) as of March 31, 2009 and 2010, respectively, the liabilities for which have not been recorded in the consolidated financial statements.
Contractual Obligations
     The following table sets out our total future commitments to settle contractual obligations as of March 31, 2010:

	Payment Due by Period
	Total			Less than 1 Year			1-3 Years			3-5 Years			More than 5 Years
	(in millions)
Bank loans and borrowings	Rs.	40,473	$900.4	Rs.	19,121	$425.4	Rs.	5,956	$132.5	Rs.	10,296	$229.1	Rs.	5,100	$113.5
Convertible Notes		22,226	494.4		—	—		—	—		22,226	494.4		—	—

Capital commitments		123,305	2,743.2		40,258	895.6		83,040	1,847.4		7	0.2		—	—

Total	Rs.	186,004	$4138.0	Rs.	59,379	$1,321.0	Rs.	88,996	$1,979.9	Rs.	35,529	$723.7	Rs.	5,100	$113.5

     Our total future commitments to settle contractual obligations as of March 31, 2010 were Rs. 186,004 million ($4,138 million), representing a Rs. 83,811 million ($1,864.5 million) increase as compared to our total future commitments to settle contractual obligations as of March 31, 2009.
     We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this annual report.
Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 65,059 million ($1,447.4 million) as of March 31, 2010. Details of our guarantees are set out in “— Guarantees.” Details of our capital expenditures and commitments and contingencies are as follows:
Capital Expenditures and Commitments
     Our principal financing requirements primarily include:
•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.
     The following table shows our capital expenditures spent in fiscal 2009 and 2010:

	For Year Ended March 31,
	2009	2010
	(in millions)
Capital Expenditures	$798.6	$1,376.5
     We had significant capital commitments as of March 31, 2010 amounting to Rs. 123,305 million ($2,743.2 million) related primarily to capacity expansion projects. In response to the recent global economic conditions and a decline in commodity prices in the past, we have reduced our planned capital expenditures by deferring some of our expansion projects and by reducing the costs of our ongoing projects.
Contingencies
     We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. The total claim related to these tax liabilities is Rs. 4,410 million and Rs. 5,158 million ($114.7 million) respectively. We have evaluated these contingencies and estimate that it is probable that some of these claims may result in loss contingencies and hence have recorded Rs. 101 million ($2.2 million ) as current liabilities as of March 31, 2010.

     The claims by third party claimants amounted to Rs. 4,897 million ($108.9 million) as of March 31, 2010. No liability has been recorded against these claims, based on our expectation that none of these claims will become our obligations. We intend to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the likelihood of these claims becoming our obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability in relation to litigation matters in the accompanying consolidated financial statements.
     Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relate to entry tax on the import of goods and others amounting to Rs. 199 million and Rs. 765 million ($17 million), being the proportionate share of the Company in the referred contingencies as at March 31, 2009 and 2010 respectively. We have evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material adverse effect on our financial conditions or results of operations.
Recent Accounting Pronouncements
     At the date of authorization of these consolidated financial statements, the following standards interpretations and amendments, which have not been applied in these financial statements, were in issue but were not yet effective:
     In April 2009 and May 2010, the IASB issued “Improvements to IFRS” — a collection of amendments to certain IFRSs — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2010 and January 1, 2011 respectively, although entities are permitted to adopt them earlier. We are currently evaluating the impact, if any, the adoption of these improvements will have on our consolidated financial statements.
Improvements to IFRSs issued in April 2009 approved amendments to:
IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”
IFRS 8, “Operating Segments”
IAS 1 (Revised 2007), “Presentation of Financial Statements”
IAS 7, “Statement of Cash Flows”
IAS 17, “Leases”
IAS 18, “Revenue”
IAS 36, “Impairment of Assets”
IAS 38, “Intangible Assets”
IAS 39, “Financial Instruments: Recognition and Measurement”
IFRIC Interpretation 9, “Reassessment of Embedded Derivatives”
Improvements to IFRSs issued in May 2010 approved amendments to:
IFRS 3 (Revised 2008) “Business Combinations”
IFRS 7 “Financial Instruments: Disclosures”
IAS 1(Revised 2007) “Presentation of Financial Statements”
IAS 27 (Revised 2008) “Consolidated and Separate Financial Statements”
IAS 34 “Interim Financial Reporting”

IFRS 3(Revised 2008), “Business Combinations”
     In January 2008, the IASB issued IFRS 3 (Revised 2008), a revised standard on accounting for business combinations. This standard results in a comprehensive revision in the manner in which the acquisition method is applied. IFRS 3 (Revised 2008) requires all the acquisition-related costs to be recognized as period expenses and generally written-off rather than added to goodwill. Costs incurred to issue debt or equity securities will continue to be recognized in accordance with IAS 32 “Financial Instruments: Presentation”. Further IFRS 3 (Revised 2008):
•	establishes the principle that a change in control is a significant economic event. Accordingly, acquisition accounting is applied only at the date that control is achieved. Consequently, goodwill is identified and net assets remeasured to fair value only in respect of the transaction that achieves control, and not in respect of any earlier or subsequent acquisitions of equity interests.

•	requires the measurement of contingent consideration at fair value on the acquisition date. Subsequent changes in the fair value, except in certain situations, are recorded through the statement of income.

•	provides an explicit option on an acquisition by acquisition basis, to measure any minority interest in an entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value.

•	requires transactions in subsidiary equity interests between the parent and non-controlling interests (both acquisitions and disposals that do not result in a loss of control) to be accounted for as equity transactions.
     This standard is effective for fiscal year beginning on or after July 1, 2009. Earlier adoption is permitted. We will apply this standard prospectively for all business combinations on or after April 1, 2010.
IFRS 9, “Financial Instruments”
     In November 2009, the IASB issued IFRS 9, a new standard on the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of financial assets.
     This new standard is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact, if any, the adoption of the standard will have on our consolidated financial statements.
IAS 27 (Revised 2008), “Consolidated and Separate Financial Statements”
     In January 2008, the IASB issued IAS 27 (Revised 2008), a revised standard on consolidation and separate financial statements. This standard requires the adoption of an economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for within equity as transactions with owners acting in their capacity as owners. No gain or loss is recognised on such transactions and goodwill is not re-measured. When control is lost, the parent derecognises all assets, liabilities and non controlling interests at their carrying amount with the gain or loss arising recognized in profit or loss. Any retained interest in the former subsidiary is recognised at its fair value at the date control is lost. This standard requires an entity to attribute their share of net profit and reserves to the non controlling interest even if this results in the non controlling interest having a deficit balance.
     The standard is effective for fiscal year beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised 2008) is also early adopted. We are currently evaluating the impact, if any, the adoption of the standard will have on our consolidated financial statements.

Amendment to standards early adopted
IFRS 7, “Financial Instruments-disclosures”
     In January 2010, the IASB issued Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters (Amendment to IFRS 1). This amendment relieves first-time adopters of IFRSs from providing the additional disclosures introduced in March 2009 by Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The effective date of the amendment is July 1, 2010 with earlier application permitted. We decided to adopt this amendment early and accordingly, the fair value hierarchy disclosures required by IFRS 7 have not been disclosed as of April 1, 2008.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
     Our board of directors consists of six directors.
     The following table sets forth the name, age (as of March 31, 2010) and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position
Directors
Anil Agarwal(1)	57	Non-Executive Chairman
Navin Agarwal(2)	49	Executive Vice-Chairman
Dindayal Jalan(2)(3)(4)(5)	53	Whole Time Director
Berjis Minoo
Desai(1)(4)(5)(6)(7)(8)	53	Non-Executive Director
Gautam Bhailal Doshi(1)(5)(6)(7)(9)	57	Non-Executive Director
Sandeep H. Junnarkar(4)(6)(7)(10)	58	Non-Executive Director
Executive Officers
Mahendra Singh Mehta	54	Group Chief Executive Officer
Rajagopal Kishore Kumar(11)	47	Chief Executive Officer, SIIL and Chief Executive Officer, Copper and Zinc Divisions
Tarun Jain(13)	50	Director of Finance
Vinod Bhandawat(12)	42	Chief Financial Officer
A.Thirunavukkarasu	49	Group Head of Corporate Human Resource
Dilip Golani	44	President and Group Head of Management Assurance
Other Significant Employees
Copper Business
Jeyakumar Janakaraj	39	Chief Executive Officer, CMT
Ramesh Nair	40	Chief Operating Officer,
Puneet Jagatramka	38	Chief Marketing Officer, Copper and Zinc Divisions
Zinc Business
Akhilesh Joshi(2)	56	Chief Operating Officer and Whole Time Director, HZL
Shyam Lal Bajaj	56	Chief Financial Officer, HZL
Aluminum Business
Mansoor Siddiqi (2)	56	Chief Executive Officer, Aluminum Division and Whole Time Director, Vedanta Aluminium.
V. Ramanathan	50	Chief Financial Officer, Aluminum Division
Pramod Suri (2) (14)	52	Chief Executive Officer — Operations, Aluminum Division and Whole Time Director, Sterlite Energy
Gunjan Gupta(2)	43	Chief Executive Officer and Whole Time Director, BALCO
Power Business
Pankaj Khanna	44	Executive Director — Jharsuguda

Notes:

(1)	Member of the Remuneration Committee.

(2)	A “Whole Time Director” is a director who is employed full-time in rendering services to the management of the company with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies. In addition to Messrs. Dindayal Jalan, Akhilesh Joshi, Mansoor Siddiqi, Pramod Suri and Gunjan Gupta, Mr. Navin Agarwal is also considered to be a Whole Time Director.

(3)	Appointed as a Whole Time Director with effect from December 24, 2008. In addition, Mr. Jalan was our Chief Financial Officer prior to June 15, 2009.

(4)	Member of the Shareholders’ and Investors’ Grievance Committee.

(5)	Member of the Share and Debenture Transfer Committee.

(6)	Member of the Audit Committee.

(7)	Independent director.

(8)	Chairman of the Remuneration Committee.

(9)	Chairman of the Audit Committee.

(10)	Chairman of the Shareholders’ and Investors’ Grievance Committee.

(11)	Appointed as Chief Executive Officer of SIIL with effect from October 1, 2008.

(12)	Appointed as our Chief Financial Officer with effect from June 15, 2009.

(13)	Resigned as Whole Time Director with effect from March 31, 2009, following which he is no longer a director of our company. However, he remains an executive officer of the company as our Director of Finance.

(14)	Ceased to be Whole Time Director of BALCO with effect from October 1, 2009 and appointed as Whole Time Director of SEL with effect from October 5, 2009.
Directors
     Anil Agarwal, who founded the Vedanta group in 1976, is our Non-Executive Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is based in the United Kingdom. In addition to his role as Non-Executive Chairman, Mr. Agarwal is also the executive chairman of Vedanta and a director of BALCO, STL, Sterlite Energy and Vedanta Aluminium. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004. Mr. Agarwal was also the chief executive officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 34 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and the brother of Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.
     Navin Agarwal is our Executive Vice-Chairman and was appointed to our board of directors in August 2003. Mr. Agarwal is based in Mumbai, India. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of our organization. Mr. Agarwal joined our company at its inception. In addition to his role as Executive Vice-Chairman, Mr. Agarwal is also the chairman of KCM and MALCO, the deputy executive chairman of Vedanta and a Vice-Chairman of BALCO, HZL, Vedanta Aluminium, Sterlite Iron & Steel Company Limited, Sterlite Infrastructure Private Limited, Sterlite Infrastructure Holdings Private Limited, Vedanta Resources Holdings Limited and Vedanta Resources Investments Limited.. As between these various positions, Mr. Agarwal is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Agarwal has over 21 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management Program at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

     Dindayal Jalan is our Whole Time Director. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our chief financial officer (metals) of our company. He was appointed as our chief financial officer in March 2003 and held that position until June 2009. Mr. Jalan has been the chief financial officer of Vedanta since October 2005. Mr. Jalan is also a director of SOVL, Vedanta Resources Finance Limited, Vedanta Resources Jersey Ltd, Vedanta Resources Jersey II Limited, Vedanta Investment Jersey Limited, V S Dempo & Company Private Limited, Dempo Mining Corporation Private Limited, TCM, CMT and TSPL. Mr. Jalan has over 31 years of experience working in various companies in the engineering, mining and non-ferrous metals industries. Mr. Jalan received a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India.
     Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is based in Mumbai, India. Mr. Desai is a solicitor and has been the managing partner of Messrs J. Sagar Associates since April 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge, UK. Mr. Desai is also a director of several companies including The Great Eastern Shipping Company Limited, NOCIL Limited, Praj Industries Limited, Emcure Pharmaceuticals Limited, Greatship (India) Limited, Centrum Capital Limited, Edelweiss Capital Limited, Centrum Fiscal Private Limited, Capricorn Studfarm Private Limited, Capricorn Agrifarms & Developers Private Limited, Capricorn Plaza Private Limited, Spring Healthcare Advisors Private Limited, Equine Bloodstock Private Limited, Edent Realtros Private Limited and Deepak Nitrate Limited. The business address of Mr. Desai is Vakil’s House, 18 Sprott Road, Ballard Estate, Mumbai, Maharashtra 400001, India.
     Gautam Bhailal Doshi is our Non-Executive Director and was appointed to our board of directors in December 2001. Mr. Doshi is based in Mumbai, India. Mr. Doshi is a chartered accountant. Since August 2005, he has been the group managing director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has more than 26 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Doshi is also a director of Reliance Communcations Infrastructure Limited, Reliance Media Works Limited, Reliance Anil Dhirubhai Ambani Group Limited, Reliance Big TV Limited, Reliance Communications Infrastructure Limited, Reliance Life Insurance Company Limited, Reliance Telecom Limited, Sonata Investments Limited, Nahata Film Infotain Private Limited, Reliance Homes Finance Private Limited, Reliance Media World Limited, Reliance Media Works Limited, Piramal Life Sciences Limited, Digital Bridge Foundation and Telecom Infrastructure Finance Private Limited. The business address of Mr. Doshi is Reliance Centre, 3rd Floor, 19 Walchand Hirachand Marg, Ballard Estate, Mumbai, Maharashtra 400038, India.
     Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is based in Mumbai, India. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, as amended, or FEMA, and the Securities Contracts (Regulation) Act, 1956, or the SCRA. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director of Everest Industries Limited, Excel Crop Care Limited, IL&FS Infrastructure Development Corpn. Ltd, Jai Corp. Ltd, Jai Realty Ventures Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Reliance Ports and Terminals Limited, Sterlite Energy Limited and Sunshield Chemicals Limited. The business address of Mr. Junnarkar is 311/312 Embassy Centre, Nariman Point, Mumbai, Maharashtra 400021 India.

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
     Tarun Jain is our Director of Finance. Mr. Jain joined Sterlite in 1984 and has over 25 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including finance and accounting, legal and regulatory compliance and risk management. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of Sterlite USA, BALCO, Vedanta Aluminium, SOVL, SIL (formerly known as Sterlite Paper limited) and Twin Star.
     Vinod Bhandawat is our Chief Financial Officer. Mr. Bhandawat joined the Vedanta group in 1998 and has held various positions, including acting as the chief financial officer of KCM from December 2005 to May 2009. He was appointed as our Chief Financial Officer in June 2009. Prior to joining the Vedanta group, Mr. Bhandawat was employed in various positions by companies with operations in India, including holding the positions of manager — accounts with Century Enka Ltd. and business controller with ABB Ltd. (formerly Asea Brown Boveri). He is also a Director of Sterlite Infra Limited (formerly known as Sterlite Paper Limited), Sterlite Opportunities and Ventures Limited, Vizag General Cargo Berth Private Limited, CMT and TCM. Mr. Bhandawat has a Bachelor of Commerce from Calcutta University and is a member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.
     A. Thirunavukkarasu is our Group Head of Corporate Human Resources. Mr. Thirunavukkarasu is responsible for the strategic and operational aspects of human resources. He joined SIIL in April 2004. Mr. Thirunavukkarasu was SIIL’s general manager of human resources and subsequently became the senior vice president of human resources for our Copper Division until July 2007 when he became our Group Head of Corporate Human Resources. Prior to that, Mr. Thirunavukkarasu has held various positions in the human resources departments of several companies including Hindustan Levers Limited, English Electric Co. of India Ltd. and TVS Electronics Limited. Mr. Thirunavukkarasu has a Masters in Social Work from Loyola College, Chennai.
     Dilip Golani is our President and Group Head of Management Assurance. Mr. Dilip Golani joined our company in 2000 as the head of our management assurance department before becoming the head of our performance improvement department from August 2004 to August 2005. From September to December 2005, Mr. Dilip Golani was also appointed as the head of marketing for HZL and subsequently, in December 2005, he took up the position as head of management assurance for HZL. Prior to joining our company in April 2000, Mr.Dilip Golani was working with Unilever. He was member of the Unilever corporate audit team responsible for auditing the Unilever group companies in Central Asia, Middle East and Africa regions. Mr. Dilip Golani was also responsible for managing operations and marketing functions for one of the export businesses of Hindustan Unilever Limited. Mr. Dilip Golani has over 22 years experience and has worked with organizations such as Ranbaxy Laboratories Limited and Union Carbide India Limited. Mr. Dilip Golani has a Bachelor of Engineering from Motilal National Institute of Technology, Allahabad and a Post-Graduate Diploma in Industrial Engineering from the National Institute of Industrial Engineering.

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
     Ramesh Nair is the Chief Operating Officer of our copper operations in Tuticorin and Silvassa. Mr. Ramesh Nair joined the Vedanta group in the year 2000 and has held various positions across the years. He was appointed as the Chief Operating Officer in the year 2008. Prior to joining the Vedanta group, Mr. Ramesh Nair was employed in Essar Steel Ltd. He is also a Director of The Madras Aluminium Company Limited and Sterlite Infra Limited (formerly known as Sterlite Paper Limited). Mr. Ramesh Nair holds a degree of Bachelor of Technology (Electrical) from NIT — Kurukshetra.
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
     Zinc Business
     Akhilesh Joshi is the Chief Operating Officer and Whole Time Director of HZL. He joined HZL in 1976 as an assistant engineering for mining and worked in various capacities at both underground and opencast mines of HZL. Mr. Joshi became the General Manager of HZL when HZL became a part of the Vedanta group. He has also served as the unit head — RAM and became Senior Vice President (Mines) in April 2008. Mr. Joshi played a significant role in the expansion projects for the Rampura Agucha mine and is in charge of the mining activities at HZL. Mr. Joshi is a Bachelor of Engineering (Mining) from M.B.M. Engineering College, Jodhpur.
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
     Aluminum Business
     Mansoor Siddiqi is the Chief Executive Officer of our Aluminum Division and is responsible for the overall management of our aluminum business. Mr. Siddiqi joined our group in 1991. Prior to his present appointment, he was the director of projects for our group and was in charge of managing our expansion projects in our aluminum business. Prior to joining our group, Mr. Siddiqi worked at Hindustan Copper Limited and has 29 years of experience in various areas of operations and project management. He is a Whole Time Director of Vedanta Aluminium Limited and a Director of Vizag General Cargo Berth Private Limited. Mr. Siddiqi has a Bachelor of Technology from the Indian Institute of Technology, Delhi, and a Diploma in Management from the All India Management Association, Delhi.

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
     Pramod Suri is the Chief Executive Officer — Operations of our Aluminum Division and Whole Time Director of Sterlite Energy.He is responsible for the overall operations of BALCO and Vedanta Aluminium. Prior to that, till September 30, 2009 Mr. Suri was the Whole Time Director of BALCO and with effect from October 5, 2009 he is appointed as Whole Time Director of Sterlite Energy. Prior to that, from 2004, Mr. Suri was the senior vice president of operations and head of BALCO’s 245,000 tpa aluminum smelter at Korba. Prior to joining our group in March 2004, Mr. Suri held various positions at the Indian Aluminum Company Limited, CEAT Ltd and Goodyear South Asia Tyres Pvt Ltd. Mr Suri has a Master of Chemistry from the Indian Institute of Technology, Delhi.
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
     Power Business
     Pankaj Khanna is the Executive Director — Jharsuguda and is responsible for projects implementation and the operations of Sterlite Energy at Jharsuguda. Prior to his present appointment in April 2009, he was the chief operating officer of Vedanta Aluminium. Mr. Khanna joined the Vedanta group in 2001 as chief project manager of Sterlite Technologies Limited. Prior to that, he worked at Samtel Color Ltd for 13 years as its divisional manager. Mr. Khanna has a Bachelor of Mechanical Engineering from the Indian Institute of Technology, Kanpur.

B.	Compensation
Compensation of Directors and Executive Officers
     The aggregate compensation we paid our executive directors and executive officers for fiscal 2010 was Rs. 217 million ($4.8 million), which includes Rs. 153 million ($3.4 million) paid towards salary, bonuses, allowances and non-cash payments, Rs. 50 million ($1.1 million) paid by us to Vedanta for the fair value of share options granted to our executive directors and executive officers under the Vedanta LTIP, and Rs. 14 million ($0.3 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive during fiscal 2010 was Rs. 82 million ($1.8 million) (of which Rs. 60 million ($1.3 million) comprised salary, bonuses and allowances, Rs. 15 million ($0.3 million) comprised payment by us to Vedanta for the fair value of share options granted under the Vedanta LTIP, and Rs. 7 million ($0.2. million) comprised benefits such as contribution to the provident fund and superannuation fund.

     The following table sets forth the compensation paid to our directors and executive officers in fiscal 2010, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

	Salary, Bonuses,	Fair Value of Share	Contribution to
	Allowances and	Options granted under	Provident and
Name	Perquisites	the Vedanta LTIP	Superannuation Funds
		(in million)
	Rs.	Rs.	Rs.
Navin Agarwal	60.10	15.01	6.68
Dindayal Jalan	16.61	4.99	1.32
Mahendra Singh Mehta	16.20	5.80	1.16
Tarun Jain	34.37	9.72	3.31
Kishore Kumar	—	4.26	—
A.Thirunavukkarasu	9.40	3.05	0.44
Vinod Bhandawat	5.68	3.13	0.37
Dilip Golani	10.99	3.55	0.61
     The aggregate compensation paid or payable to our non-executive directors for fiscal 2010 was Rs. 5.26 million ($0.12 million), which comprised Rs. 0.76 million in sitting fees and Rs. 4.5 million ($0.1 million) in commissions.
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
Outstanding Awards or Options
     As of March 31, 2010, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 213,600 ordinary shares of Vedanta representing approximately 0.07% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “— Vedanta Long-Term Incentive Plan.”
Employee Benefit Plans
     We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2010, the total amount set aside by us to provide pension, retirement or similar benefits was Rs. 865 million ($19.2 million).
Provident Fund
     In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate Rs. 286 million and Rs. 345 million ($7.7 million) in fiscal 2009 and 2010, respectively.
Gratuity
     In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. Our gratuity plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the employee’s salary and length of service with us. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by LIC and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 668 million and Rs. 800 million ($17.8 million) in fiscal 2009 and 2010, respectively.

Superannuation Fund
     It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 19 million and Rs. 20 million ($0.4 million) in fiscal 2009 and 2010, respectively.
Compensated Absence
     Our liability for compensated absences is determined on an actual basis for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 853 million and Rs. 1,010 million ($22.5 million) in fiscal 2009 and 2010, respectively.
Vedanta Long-Term Incentive Plan
     We are a participating company in the Vedanta LTIP which was adopted by Vedanta to grant share options to its employees or employees of its subsidiaries. Awards under the plan may be granted to any employee of Vedanta or any of its subsidiaries who is not within six months of such employee’s normal retirement date.
     The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share. Vedanta is obligated to issue the shares. In accordance with the terms of agreement between Vedanta and us, the grant date fair value of the awards is recovered by Vedanta from us. The amount recovered by Vedanta has been recognized as compensation expense over the requisite service period of three years.
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
     As of March 31, 2010, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 213,600 ordinary shares of Vedanta representing approximately 0.07% of Vedanta’s share capital.
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
     Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders. Mr. Navin Agarwal and Mr. Dindayal Jalan have entered into service contracts with us which will expire on July 31, 2013 and December 23, 2010, respectively. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of. None of their service contracts provide for benefits upon termination of their employment.
     Under the service contracts, each of Messrs. Agarwal and Jalan is entitled to be paid a basic salary, performance incentives to be determined by our board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. The basic salaries of Messrs. Agarwal and Jalan in fiscal 2010 were Rs. 2.1 million ($0.05 million) and Rs. 0.4 million ($0.01 million) per month, respectively. In addition, Mr. Agarwal is entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our board of directors, subject to a maximum allowable under Indian law. Mr. Jalan is entitled to receive a bonus equal to 20.0% of his respective basic salary.
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
     The audit committee held six meetings in fiscal 2010.
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
     The remuneration committee held one meeting in fiscal 2010.
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
     The share and debenture transfer committee held 18 meetings in fiscal 2010.
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
     The shareholders’ and investors’ grievance committee held four meetings in fiscal 2010.

D.	Employees
     See “Item 4. Information on the Company — B. Business Overview — Our Business — Employees.”

E.	Share Ownership for Directors and Executive Officers :
     The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2010 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of June 30, 2010 are based on an aggregate of 3,361,207,534 equity shares outstanding as of that date.

	Equity Shares Beneficially Owned
Name	Number	Percent
Anil Agarwal(1)	1,939,086,376	57.69%
Navin Agarwal	—	—
Tarun Jain	—	—
Dindayal Jalan	—	—
Berjis Minoo Desai	—	—
Gautam Bhailal Doshi	—	—
Sandeep H. Junnarkar	72,000	*
Mahendra Singh Mehta	1,000	*
Rajagopal Kishore Kumar	2,800	—
Vinod Bhandawat	—	—
A.Thirunavukkarasu	—	—
Dilip Golani	1,000	*
All our directors and executive officers as a group (12 persons)	1,939,163,176	57.69%

Notes:

*	Represents beneficial ownership of less than 1.0%.

(1)	Consists of 1,939,086,376 equity shares beneficially owned by Vedanta. Volcan owns 60.5 % of the issued ordinary share capital of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “ Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Related Parties — Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
     The following table sets forth information regarding beneficial ownership of our equity shares as of March 31, 2010 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 840,400,422 equity shares outstanding as of that date.
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

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
Vedanta Resources plc(1)	478,736,892	57.1%

Note:

(1)	Vedanta has beneficial ownership of 478,736,892 equity shares, consisting of 411,751,529 equity shares held by Twin Star and 41,371,963 ADSs held by Twin Star and 25,613,400 equity shares held by MALCO. Twin Star is the owner of 94.5 % of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, our shares beneficially owned by MALCO are also deemed to be beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta; accordingly, our shares beneficially owned by Twin Star may be regarded as being beneficially owned by VRHL and Vedanta. Volcan owns 60.5 % of the issued ordinary share capital of Vedanta. Volcan is 100.0% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, securities beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that may be beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See”— B. Related Party Transactions — Related Parties — Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.
     As of March 31, 2010, there were approximately 102,216 holders of our equity shares of which 62 have registered addresses in the United States. As of the same date, 124,992,080 of our ADSs representing 124,992,080 equity shares, representing 14.87% of our outstanding equity shares, were held by a total of 12 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

B.	Related Party Transactions
     The following is a summary of material transactions we have engaged in with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For further discussion of related party transactions, see Note 33 to our consolidated financial statements included elsewhere in this annual report.
Related Parties
Volcan and the Agarwal Family
     Volcan owns 60.5% of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, is the protector of the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “- Vedanta.” Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, also have a controlling interest in STL, a publicly listed company in India which was spun-off from the Vedanta group in July 2000, except for nominal interests in STL held by MALCO and us.

Vedanta
     As of March 31, 2010, Vedanta had beneficial ownership of 478,736,892 of our equity shares, including 453,123,492 equity shares (53.92%) held by Twin Star and 25,613,400 equity shares (3.0%) held by MALCO. Twin Star is the owner of 94.5% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, the shares beneficially owned by MALCO are also beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta. As a result, Vedanta is the beneficial owner of 57.1% of our equity shares.
     Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and its direct and indirect shareholders, and their respective associates, or the Volcan Parties, as required by the listing rules of the Financial Services Authority of the United Kingdom, or FSA, and to ensure that transactions and relationships, including all matters that are the subject of the shared services agreement (as described below) with the Volcan Parties are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the FSA or if Vedanta is de-listed from the LSE. In addition, the relationship agreement will terminate in respect of Onclave and Mr. Anil Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the FSA is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of, 30.0% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.
     Under the relationship agreement:
•	the parties agree to ensure that Vedanta is capable, at all times, of carrying on its business independently of the Volcan Parties as required by the listing rules of the FSA;

•	Vedanta’s board of directors and nominations committee and any other committee of Vedanta’s board of directors (other than the audit committee or the remuneration committee or any committee which may be established by the board of directors in connection with a specific transaction, the constitution of which is approved by the board of directors) to which significant powers, authorities or discretions are delegated shall at all times comprise a majority of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Vedanta’s remuneration committee and audit committee shall at all times consist only of non-executive directors;

•	Volcan is entitled to nominate for appointment to the board of directors of Vedanta such number of persons as is one less than the number of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	neither Mr. Anil Agarwal nor any non-independent directors shall be permitted, unless the independent directors agree otherwise, to vote on any resolutions of Vedanta’s board of directors or of a committee of the board to approve the entry into, variation, amendment, novation or abrogation or enforcement of any contract, arrangement or transaction with any of the Volcan Parties;

•	Volcan shall not exercise voting rights attaching to its shares in Vedanta or any resolution to approve the entry into, variation, amendment, novation or abrogation of any transactions or arrangements between Vedanta and the Volcan Parties;

•	the Volcan Parties represented and warranted to Vedanta that at the time of the execution of the relationship agreement they did not own, directly or indirectly, any interests in the smelting, refining, mining or sale of any base metals or mineral otherwise than through Vedanta or any member of the Vedanta group;

•	the Volcan Parties agreed to, directly or indirectly, acquire or otherwise invest in any company, business, business operation or other enterprise which engages in the smelting, refining or mining of base metals or minerals only through Vedanta or other member of the Vedanta group. However, this agreement does not prevent, restrict or limit:
•	the acquisition or ownership by the Volcan Parties of not more than 5.0% in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; or

•	the acquisition or ownership, directly or indirectly, by the Volcan Parties of any interest in, a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of Vedanta group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to $50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party (i) is not an officer or director of a Vedanta group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favorable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta group should not make the acquisition; and

•	transactions and relationships between Vedanta and the Volcan Parties must be conducted at arm’s length and on a normal commercial basis, including those to be provided under the shared services agreement.
Related Transactions
Shared Services Agreement — STL, Sterlite Gold Limited, Vedanta and Sterlite
     We entered into a shared services agreement dated December 5, 2003 with STL, Sterlite Gold Limited, or Sterlite Gold, which was an affiliated company at that time, and Vedanta as part of Vedanta’s listing on the LSE in December 2003. Under this agreement, we and Vedanta agreed to continue to provide STL and Sterlite Gold with certain advisory services on an ongoing basis consisting primarily of access to certain of the directors, officers and employees of the Vedanta group. In fiscal 2009 and 2010, we received Rs. 36,210 and Rs. nil from STL, respectively, under the shared services agreement. On September 27, 2007, Vedanta sold its entire interest in Sterlite Gold to an unaffiliated third party, and as of such date Sterlite Gold ceased to be an affiliated company of ours.
     Under the shared services agreement:
•	a party may terminate the shared services agreement or a particular service which is provided pursuant to the shared services agreement if another party commits a material breach of the shared services agreement or upon another party becoming subject to or entering into arrangements in the context of insolvency. A party may also terminate a particular service on three months’ notice;

•	the services under the shared services agreement will be provided by us or Vedanta, as the case may be, to STL and Sterlite Gold and the transactions between the parties will be on an arm’s length basis;

•	the cost of access to certain of the directors, officers and employees of such member of the Vedanta group shall be paid by STL or Sterlite Gold, as the case may be, to us or Vedanta, as appropriate; and

•	the cost of the services provided pursuant to the shared services agreement is calculated by apportioning the total salary cost to us or the Vedanta group of the employment of the relevant director, officer or employee to STL or Sterlite Gold, as appropriate based on the time spent for each such member of the Vedanta group.
     On April 13, 2006, a letter agreement was executed by Vedanta, Sterlite Gold, STL and us, to:
•	amend the list of employees of Vedanta who may be hired under the shared services agreement to reflect only those individuals who actually performed the services;

•	amend the amount to be paid to Vedanta based on estimated cost plus 20.0%; and

•	allow only 25.0% of Mr. Anil Agarwal’s salary costs to be taken into account when determining the charge to STL and Sterlite Gold, to reflect the limited services provided to STL and Sterlite Gold since the listing of Vedanta.
Representative Office Agreement — Vedanta and Sterlite
     We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $2.0 million (Rs. 89.9 million) per year to Vedanta. This agreement has been extended up to March 31, 2012.
Consultancy Agreement — Vedanta and Sterlite
     We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable, though this agreement was not negotiated on an arm’s length basis. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40.0%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40.0%, is $3.0 million (Rs. 134.9 million) per year. This agreement will terminate on March 31, 2012.
Issuance of Equity Shares by Vedanta Aluminium — Sterlite, Twin Star and Vedanta Aluminium
     Prior to March 2005, Vedanta Aluminium was a wholly-owned subsidiary of ours that was part of our consolidated group of companies. In March 2005, Vedanta Aluminium issued equity shares to Twin Star in exchange for consideration of Rs. 4,421 million from Twin Star. As a result of this sale of equity shares by Vedanta Aluminium, Twin Star acquired a 70.5% ownership interest in Vedanta Aluminium and we ceased to consolidate Vedanta Aluminium in our consolidated financial statements. The terms of this sale were negotiated between Vedanta Aluminium and Twin Star on an arm’s length basis, with an independent appraiser hired to establish the sale price. During fiscal 2007, Vedanta Aluminium issued to us 1,133,737 equity shares of par value Rs. 10 per equity share for cash at a price of Rs. 1,160 per equity share on a rights basis. Accordingly, we paid a sum of Rs. 1,315 million ($29.3 million). We subscribed for our full proportionate share so as to maintain our shareholding in Vedanta Aluminium at 29.5%. During fiscal 2010, we have received 69,437,960 equity shares on account of the split of the value of the shares from Rs. 10 to Rs. 2 per share and 165,322,677 equity shares on account of the bonus issue in the ratio of 1.90:1 from Vedanta Aluminium. As of March 31, 2010, we have 252,120,127 equity shares in Vedanta Aluminium.

Issuance of Debentures by Vedanta Aluminium — Sterlite and Vedanta Aluminium
     In fiscal 2008, pursuant to two memoranda of understanding entered into between Vedanta Aluminium and us on August 29, 2007 and December 23, 2007, Vedanta Aluminium issued to us 1.6 billion zero per cent optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 16,000 million ($356 million). The debentures are convertible in full or in part into equity shares at such premium as may be determined by a merchant banker or any other expert agency in the field based on fair value at any time within five years from the date of allotment unless we request for an extension of the redemption date by up to five years. Debentures that have not been converted to equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures, or at the expiry of the extension period. In September 2008, 265,840,200 debentures of Rs. 2,658 million ($59.1) had been converted into 1,772,268 equity shares of Rs. 10 each at a premium of Rs. 1,490 per share. During the fiscal 2010, Vedanta Aluminum has paid Rs. 13,342 million to us towards redemption of its 1,334,159,800 debenture.
     In fiscal 2009, pursuant to a term sheet for the issue of 15,000 non-convertible debentures at par value of Rs. 1.0 million per debenture, Vedanta Aluminium issued to us 6,850 such debentures. Interest at the rate of 9.75% is payable semi-annually. Accordingly, we paid a sum of Rs. 6,850 million. In April and May 2009, Vedanta Aluminium issued the remaining 8,150 debentures to us and we paid a sum of Rs. 8,150 million. The debentures are redeemable at par one year from the date of allotment. In fiscal 2010, 6,850 debentures were redeemed by Vedanta Aluminium and we received a sum of Rs. 6,850 million ($152.4 million) accordingly.
     In fiscal 2010, pursuant to a letter of allotment for the issue of 10,000 non-convertible debentures at par value of Rs. 1 million per debenture, Vedanta Aluminium issued to us 10,000 such debentures. Interest at the rate of 8.0% is payable semi-annually. Accordingly, we paid a sum of Rs. 10,000 million. The debentures are redeemable at par one year from the date of allotment.
Loan Agreement — Sterlite and Vedanta Aluminium
     We entered into a loan agreement with Vedanta Aluminium on February 4, 2008, under which we agreed to lend to Vedanta Aluminium Rs. 10,000 million ($222.5 million) for a term of ten years. As of March 31, 2010, the amount outstanding under the loan was approximately Rs. 9,890 million ($220.0 million). Interest is payable in arrears on the outstanding amount of the loan at the prevailing RBI bank rate plus 2.0% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of 10 years from the date of the last disbursement of the loan which shall be no later than March 31, 2010.
     We entered into a loan agreement with Vedanta Aluminium on February 5, 2010, which was effective from December 10, 2009, under which we agreed to lend to Vedanta Aluminium Rs. 5,000 million for a term of one year. Interest is payable in arrears on the outstanding amount of the loan at 8.0% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one years from the date of disbursement of the loan. As of March 31, 2010, the amount outstanding under the loan was Rs. 5,000 million ($111.2 million).
     Further, we entered into a loan agreement with Vedanta Aluminium on February 5, 2010, which was effective from December 25, 2009, under which we agreed to lend to Vedanta Aluminium Rs. 25,000 million for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one years from the date of disbursement of the loan. As of March 31, 2010, the amount outstanding under the loan was Rs. 25,000 million ($556.2 million).
     Further, we entered into a loan agreement with Vedanta Aluminium on February 11, 2010, which was effective from January 26, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 45,000 million ($1,001.1 million) for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. As of March 31, 2010, the amount outstanding under the loan was Rs. 45,000 million ($1,001.1 million).
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
Issuance of Debentures by Sterlite Energy — Sterlite and Sterlite Energy
     In fiscal 2007, Sterlite Energy issued to us 586 million zero per cent optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 5,860 million ($130.4 million). The debentures are convertible in full or in part into equity shares at a mutually agreed premium at any time prior to the redemption date of the debentures. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On November 5, 2007, we exercised our option to convert all the debentures into 586 million equity shares of Sterlite Energy. In fiscal 2008, Sterlite Energy issued to us 60 million zero per cent optionally fully convertible debentures of par value Rs. 100 each. We paid a total sum of Rs. 1,650 million ($36.7 million) in three tranches as part payment for the debentures. The debentures are convertible in full or in part into equity shares at par value. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On October 3, 2007, Sterlite Energy sub-divided its shares and reduced the par value of its equity shares from Rs. 100 to Rs. 10. On November 5, 2007, we exercised our option to convert all the debentures into 600 million partly paid up equity shares of Sterlite Energy with a par value of Rs. 10 each. As the equity shares issued to us were partly paid up, Sterlite Energy subsequently made a call for, and we made payment of, the balance sum of Rs. 4,350 million ($96.8 million) as full payment for the entire par value of each equity share.
Sponsor Support Agreement — Sterlite and Sterlite Energy
     We entered into a sponsor support agreement on June 29, 2009 with Sterlite Energy and the State Bank of India, as facility agent, in connection with the Rs. 55,690 million ($1,238.9 million) term loan facility granted to Sterlite Energy by a syndicate of banks to finance its construction of a 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. Under the sponsor support agreement, we undertook to, among other things, contribute Rs. 20,500 million ($456.1 million) to the capital of Sterlite Energy by subscribing for additional shares in order to ensure that Sterlite Energy’s debt to equity ratio does not exceed 75:25 during the term of the facility, meet any project cost overruns by contributing additional capital or by providing or arranging for unsecured and subordinated loans to be made available to Sterlite Energy, retain control of Sterlite Energy until the loan is fully repaid, meet all export obligations as required under the Export Promotion of Capital Good Scheme, fund the development of the coal blocks in Rampia and Dip Side Rampia in the State of Orissa that were jointly allocated by the Ministry of Coal to Sterlite Energy and other companies, and in the event that Sterlite Energy is unable to timely discharge its obligations under the loan agreement due to the occurrence of certain events, to provide additional funds to Sterlite Energy in order to enable Sterlite Energy to meet those obligations. In addition, we agreed to indemnify the lenders, the security trustee and the facility agent against all losses and claims incurred by them as a result of any breach of the loan agreement by Sterlite Energy.

Payable to Monte Cello Corporation NV — Monte Cello Corporation NV and CMT
     Under the terms of the acquisition of CMT by Monte Cello in 1999, a loan in principal amount of AUD 105.9 million payable to Citibank, N.A. was assigned to Monte Cello Corporation NV, or MCNV. We acquired Monte Cello from Twin Star in 2000, and with it CMT and its loan payable to MCNV, a wholly-owned subsidiary of Twin Star. The terms of the loan were renegotiated by CMT and Citibank, N.A. immediately before it was assigned to MCNV. The loan is interest free and is subordinated to all other of CMT’s secured creditors. Repayments under the loan are made only if CMT has surplus cash, defined as residual cash following the payment of secured creditors. In fiscal 2010, the said loan was repaid fully.
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
Legal Proceedings
     Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position. See note 31 to our consolidated financial statements included elsewhere in this annual report for more information.
We have commenced proceedings against the Government of India which has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
     Certain proceedings are ongoing before an arbitral tribunal constituted in accordance with the terms of the shareholders’ agreement between us and the Government of India with respect to our exercise of our call option to acquire the remaining shares of BALCO held by the Government of India. The claim amount is not presently quantifiable. See “Item 4. Information on the Company — B. Business Overview — Our Business — Options to Increase Interests in HZL and BALCO.”

Appeal proceedings in the High Court of Bombay brought by SEBI to overrule a decision by the SAT that we have not violated regulations prohibiting fraudulent and unfair trading practices.
     In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. In addition, SEBI has initiated criminal proceedings against us, our Non-Executive Chairman, Mr. Anil Agarwal, Mr. Tarun Jain, one of our executive officer until March 31, 2009, and the Chief Financial Officer of MALCO at the time of the alleged price manipulation, which proceedings have been stayed by the High Court of Bombay pending final arguments. The claim amount in respect of both civil and criminal proceedings is not presently quantifiable. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Appeal proceedings in the High Court of Bombay have been brought by Securities and Exchange Board of India, or SEBI, to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.”
We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant.
     Various writ petitions were filed before the High Court of Madras sometime in 1996-1998 by the National Trust for Clean Environment and certain private citizens in relation to the operations of our smelter at Tuticorin in the State of Tamil Nadu, India. The smelter has been in operation since 1997. These writ petitions alleged that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air, water and hazardous waste pollution resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin. The petitioners were seeking an order from the High Court of Madras for discontinuation of our current operations at Tuticorin and revocation of the environmental permits granted to us by the Tamil Nadu Pollution Control Board, or TNPCB, and the MoEF in relation to our Tuticorin smelter plant. The Court, after detailed hearing and examination by various committees, permitted us to operate our copper smelter at full capacity to know the adverse impact, if any, on the environment. The above writ petitions were finally heard on February 12, 2010 before the Madras High Court wherein we contended that these writ petitions have become infructuous and liable to be dismissed since we had complied with all the conditions imposed and is successfully running the copper smelter and has received periodic consents from the TNPCB and has also received environmental clearances from MoEF for our various expansion projects. However, by an order dated September 28, 2010, the Madras High Court has ordered the closure of the our copper smelting plant at Tuticorin. We have filed a special leave petition before the Supreme Court of India against the order of the Madras High Court for staying the order passed by Madras High Court on September 29, 2010 as an interim relief and also allow to file an appeal against the said order.
     Further, another writ petition has been filed in December 2009 in Madras High Court by one Mr. Pushparayan, challenging the grant of environmental clearance for Sterlite’s expansion project from 400,000 ton per annum to 800,000 ton per annum of copper production. The petitioner is seeking an order from the Madras High Court for declaring the environmental clearance as bad in law for want of public hearing for the aforesaid expansion of the smelter plant. The writ petition filed has been admitted without any adverse order or direction. The matter has been heard since January 5, 2010. Our submission that the petitioner should have filed an appeal before the NEAA has not been accepted by the Court who directed the matter to be decided on merits. On April 16, 2010, counter-affidavits have been filed by the TNPCB and the MoEF. Further, the Additional Solicitor General representing MoEF argued the case on merits. The matter is scheduled for further hearing expected to be held on October 4, 2010.
Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.
     One petition was filed before the High Court of Orissa challenging the project, but the same were kept in abeyance as the case containing the same issues were heard simultaneously by the Supreme Court, therefore after the Supreme Court order dated August 8, 2008, the said petition has become ineffective.
     Certain non-governmental organizations and an individual have filed interlocutory applications in 2004 challenging the project on the ground of wild life, tribal. These interlocutory applications were filed in an environment-related public interest litigation brought before the Supreme Court of India. A Central Empowered Committee, set up by the Supreme Court of India, issued a report dated September 21, 2005 which expressed the view that the MoEF should not have permitted the project before undertaking an in-depth study about the ecological effects of the proposed bauxite mine surrounding the Niyamgiri Hills and that the project would result in the displacement of indigenous tribes.

     The Supreme Court, on detailed report of various studies by expert agencies along with a detailed report on the impact of flora, fauna and tribal habitation due to bauxite mining from the MoEF and the State of Orissa, passed an order in November 2007. The studies included impact of mining on biodiversity including wildlife and its habitat in the proposed mining by Wild Life Institute of India, Dehradun, or WII, and related to soil erosion, impact on ground vibration hydro-geological characteristic including ground porosity, permeability and flow of natural water sources or streams to be carried out by the Central Mine Planning and Designing Institute, or CMPDI, Ranchi.
     The order of the Supreme Court provided that if the State of Orissa, OMC and we jointly agree to the rehabilitation package proposed by the court, and we notify the court that we are agreeable to the package, the court may consider granting clearance to the project. MoEF granted us environmental clearance for the mining of bauxite. After the grant of environmental clearance, certain groups of persons and individuals have filed appeal challenging the grant of the environmental clearance before the NEAA on the same issues which were raised during hearing in Supreme Court. The NEAA dismissed the appeals by its order dated September 15, 2010 and has refused to consider the issues already considered in the Supreme Court under the principle of res judicata, but has advised the MoEF to consider the two EIAs prepared for the mining project. Pursuant to the NEAA order, additional conditions, if any are required, can be imposed by MoEF in the environmental clearance, which remains inoperable for the time being, until MoEF reconsiders the matter.
BALCO is involved in various litigations in relation to the alleged encroachment of land on which the Korba smelter is situated and the State Government of Chhattisgarh has issued notices to BALCO alleging that BALCO had encroached on state-owned land.
     BALCO has occupied certain land on which the Korba smelter is situated since its establishment, which is the subject matter of a dispute for alleged encroachment by BALCO on government-owned land, among others.
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
     BALCO has no formal lease deed in relation to this land. BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba smelter. On February 6, 2009, a single bench of the Chhattisgarh High Court held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh has challenged this order in an appeal before the division bench of the Chhattisgarh High Court. By an order dated February 25, 2010, the Division Bench of the High Court of Chhattisgarh dismissed the appeal.
     A public interest writ petition has also been filed by Sarthak before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba smelter is situated. It alleges that the land is classified as forest land and belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. The Supreme Court of India has directed the petition to be listed before the Forest Bench of the Supreme Court of India. The Forest Bench has directed the CEC to submit a report on the petition. The CEC submitted a report on the petition to the Supreme Court of India on October 17, 2007, recommending that BALCO be directed to seek ex-post facto approval under the Forest Act for the allotment and non forestry use of the land in possession.

The matter was heard on April 23, 2010 for an interim application by BALCO for clearing the expansion on the land area limited to its proposed expansion. On April 23, 2010, pursuant to a contempt application filed by the petitioners alleging felling of trees, the Supreme Court directed CEC to examine the same and submit its report. The CEC has concluded its examination and is due to submit its report to the Supreme Court.
BALCO is involved in arbitration proceedings relating to a power purchase agreement with the CSEB and has initiated arbitration proceedings against the CSEB.
     BALCO had entered into a power purchase agreement dated May 25, 2006 with the CSEB for the sale of electricity by BALCO to the CSEB. The CSEB had on November 14, 2006 issued a letter stating that it had overpaid BALCO a sum of Rs. 529 million ($11.8 million) due to the quantum of load factor pursuant to which payment had been made having been incorrectly calculated, and that the definition that should have been applied is as provided in the Chhattisgarh Electricity Supply Code. BALCO in its reply dated November 24, 2006 had contested such position and stated that as no fixed quantum of electricity was to be supplied, the definition as laid down in the Chhattisgarh Electricity Supply Code should not be applicable, and further that such definition would be applicable only in those instances where the supply of electricity is between the consumer and the distribution licensee. Subsequently, on August 2, 2007, BALCO filed an arbitration petition against the CSEB reiterating its position and further stating that the power purchase agreement was entered into between the parties on the basis of the stipulations of the Chhattisgarh State Electricity Regulatory Commission. The arbitrator granted an order in favor of BALCO. However in view of a Supreme Court judgement mandating that all disputes between a power generator and distributor be subject to arbitration or adjudication by the State Electricity Commission under Section 86 of the Indian Electricity Act, 2003, the matter has been referred to the Chhattisgarh State Electricity Regulatory Commission which has decided to adjudicate the matter. The hearing was held on June 25, 2009 pursuant to which the Chhattisgarh State Electricity Regulatory Commission granted an order in favour of BALCO. The Chhattisgarh State Electricity Regulatory Authority has directed CSEB to pay the amount of Rs. 27 crores due to BALCO withheld by it on account of the alleged overpayment in three equal installments. The amount has since been received.
Demands against HZL by Department of Mines and Geology.
     The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($74.3 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs. 48 million ($1.1 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and obtained a stay in respect of these demands in October and November 2006. The next hearing date has not been fixed.
     Additionally, a writ petition was filed by HZL in October 2006 against the State Government of Rajasthan and the Union of India through the Department of Mines and Geology and others before the High Court of Rajasthan at Jodhpur with regards to a demand notice dated October 20, 2006 issued by the Mining Engineer of Rajasthan to HZL. As per the terms of the notice, the Department of Mines and Geology stated that the mining lease granted to HZL was for the extraction of zinc and lead but that HZL was also extracting cadmium and silver and was thus in violation of the terms of the lease for the Rampura Agucha mine. The Department of Mines and Geology has claimed Rs. 2,435.9 million ($54.2 million) as the price to be recovered from HZL for the extraction of cadmium and silver. HZL asserted in its writ petition that the lease was granted for lead, zinc and associated minerals and that cadmium and silver are associated minerals. Further, it has stated that the contested minerals are found alongside lead and silver in an inseparable form and cannot be extracted separately. It has also submitted that it has been paying the royalty on cadmium and silver, which has been duly accepted by the Department of Mines and Geology without objection. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The next hearing date has not yet been set and this matter is currently pending.

Asarco has commenced proceedings against Sterlite and Sterlite USA in the US Bankruptcy Court claiming breach of our May 2008 agreement.
     On March 17, 2010, Asarco filed a complaint in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached the May 2008 agreement by, among other things, refusing to pay the $2.6 billion purchase price as allegedly required by the May 2008 agreement and refusing to assume the liabilities and contractual obligations as allegedly required by the May 2008 agreement. Asarco is seeking to recover from us and Sterlite USA its alleged damages suffered as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco’s complaint does not currently specify a quantum of damages suffered by Asarco. We and Sterlite USA intend to defend the complaint vigorously. The Parent Plan estimated the claims of Asarco against us and Sterlite USA to be in the range of US$400 million to US$3 billion, subject to mitigating factors. These factors may include, among other things, the ultimate purchase price for the assets sold by Asarco or consideration received by the estate of Asarco, adjustments to the ultimate purchase price due to changes in value of working capital as provided in the May 2008 agreement and changes in the value of assumed liabilities. Asarco disclosed in a statement its view that the recovery, if any, against such potential claims may be approximately US$100 million. See “Risk Factor — Risks relating to the Group — Our offer to acquire the operating assets of Asarco has been rejected by the US District Court and we have appealed against that decision. In addition, Asarco has filed a complaint alleging that Sterlite and Sterlite USA had breached our prior agreement to acquire Asarco. Any adverse judgment or settlement may have a material adverse effect on our business, results or operations, financial condition and prospects.”
Certain of our subsidiaries have been named in legal actions by third party claimants and by Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties.
     Certain of our subsidiaries have been named as parties to legal actions where the claims primarily relate to either the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. The total claims on account of the disputes with sales tax, excise and related tax authorities is Rs. 5,158 million ($114.7 million), of which Rs. 101 million ($2.2 million) has been recorded as current liabilities as of March 31, 2010. The claims by third party claimants amounted to Rs. 4,897 million ($108.9 million) as of March 31, 2010. We have not recorded any of these claims as current liabilities.
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
     In July 2009, in connection with offering of ADS, each representing one equity share of par value Rs. 2, we issued 131,906,011 new equity shares in the form of ADSs, at a price of $12.15 per ADS, aggregating approximately $1,602.7 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were issued to our parent company, Twin Star Holdings Limited, which is a wholly-owned subsidiary of Vedanta.
     As of March 31, 2010, 840,400,422 of our equity shares were outstanding (including the 124,992,080 equity shares underlying our 124,992,080 ADSs outstanding as of such date). As of June 30, 2010, 3,361,207,534 equity shares were outstanding (including 483,366,416 equity shares underlying our 120,841,604 ADRs) after giving effect to the bonus issue and share split. All our equity shares are registered shares.

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
     The following table shows:
•	the reported high and low trading prices for our ADSs on the NYSE;

•	the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented; and

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE, all as adjusted to reflect the five-for-two stock split on May 5, 2006.

			Average
			NYSE			Average			Average
			Daily			NSE Daily			BSE Daily
			ADS	NSE Price		Equity	BSE Price		Equity Share
	NYSE Price Per ADS		Trading	Per Equity Share		Share Trading	Per Equity Share		Trading
	High	Low	Volume	High	Low	Volume	High	Low	Volume
Fiscal Year
2005	$—	$—	—	$7.45	$3.48	27,633	$7.44	$3.06	32,489
2006	—	—	—	15.90	5.00	91,999	15.91	5.14	46,686
2007	—	—	—	27.28	5.96	1,936,458	27.38	6.00	744,241
2008(1)	28.97	11.12	1,807,316	29.18	10.23	1,443,249	28.73	10.23	331,833
2009	23.00	3.12	1,227,508	23.06	3.40	2,420,215	22.24	3.39	746,960
2010	20.10	6.70	1,930,177	18.40	7.71	2,979,722	18.38	7.69	663,956
2011(2)(3)	19.92	12.58	1,585,553	18.72	3.33	5,200,853	18.78	3.32	1,266,421
2009
1st Quarter	23.00	15.89	914,672	23.06	15.37	1,060,814	22.24	15.38	222,175
2nd Quarter	16.20	8.07	1,325,088	15.58	8.62	2,190,515	15.54	8.64	668,435
3rd Quarter	9.10	3.12	1,377,791	9.07	3.40	3,099,156	9.03	3.39	1,157,369
4th Quarter	7.29	4.23	1,295,675	7.46	4.23	3,249,537	7.45	4.60	1,002,546
2010
1st Quarter	14.93	6.70	1,446,308	14.66	7.41	3,770,249	14.64	7.39	909,533
2nd Quarter	16.22	10.52	2,755,950	16.06	11.27	4,087,396	16.07	11.35	924,496
3rd Quarter	19.52	15.16	2,004,464	18.94	15.43	2,136,506	18.91	15.46	436,691
4th Quarter	20.10	15.13	1,485,585	19.58	15.96	1,878,120	19.83	15.92	375,617
2011
1st Quarter(3)	19.92	12.58	1,664,289	18.72	3.72	3,423,256	18.78	3.70	828,882

Last six months(3)
April 2010	19.92	17.74	1,310,652	19.85	17.80	1,873,563	19.92	17.82	351,084
May 2010	18.21	12.58	2,015,400	17.39	13.52	3,265,799	17.37	13.53	794,993
June 2010	16.00	12.78	1,682,659	14.89	3.60	4,982,369	14.86	3.58	1,295,594
July 2010	15.60	13.54	1,219,490	3.80	3.44	6,870,976	3.80	3.44	1,653,637
August 2010	15.79	12.60	1,823,527	3.86	3.26	7,952,162	3.85	3.26	2,004,486
September 10, 2010	14.44	13.31	1,227,200	3.60	3.29	7,303,293	3.60	3.29	1,667,676

Notes:

(1)	From June 20, 2007 for trading prices for our ADSs on the NYSE.

(2)	Through September 10, 2010.

(3)	Post split and bonus, with effect from June 25, 2010.

B.	Plan of Distribution
     Not applicable

C.	Markets
     Our ADSs are listed on the NYSE under the symbol “SLT”. Equity shares are listed in the Bombay Stock Exchange with stock code 500900 and in National Stock exchange with stock code STER/EQ.

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

Share Capital
     Our authorized share capital has been increased from Rs 1,850 million (925 million equity shares of par value Rs 2 each) to Rs. 5,000 million, divided into 5,000 million equity shares of par value Rs. 1 per equity share. As of March 31, 2010 our issued share capital was Rs. 1,680.80 million, divided into 840,400,422 equity shares of par value Rs. 2 per equity share.
     As of March 31, 2010, 840,400,422 equity shares, par value Rs. 2 per equity share, were issued and outstanding, of which 124,992,080 equity shares were held in the form of 124,992,080 ADSs. Effective June 25, 2010, following the split of each of the Rs. 2 shares into two equity shares of par value Re. 1 each and the bonus issue of one equity share in the ratio of 1:1, 3,361,207,534 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 483,366,416 equity shares were held in the form of 120,841,604 ADSs. Effective June 25, 2010, each ADS represents four equity share.
     On October 29, 2009, we completed a offering of $500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes are convertible into ADSs at an initial conversion price of approximately $23.33 per ADS, subject to adjustment in certain events. The Convertible Notes have a maturity date of October 30, 2014 and bears interest at the rate of 4.0% per annum. As of March 31, 2010, 500,000 Convertible Notes were outstanding.
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

General Meetings of Shareholders
     There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within six months of the end of each financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10.0% of our paid-up capital. A notice in writing to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice is received from all shareholders entitled to vote at the annual general meeting or, in the case of an extraordinary general meeting, from shareholders holding not less than 95.0% of our paid-up capital. General meetings are generally held at our registered office. Business may be transacted at a general meeting only when a quorum of shareholders is present. Five persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, will constitute a quorum.
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
     Voting is by show of hands unless a poll is ordered by the chairman of the meeting, who is generally the chairman of our board of directors but may be another director or other person selected by our board or the shareholders present at the meeting in the absence of the chairman, or demanded by a shareholder or shareholders holding at least 10% of the voting rights or holding paid-up capital of at least Rs. 50,000 (i.e. 50,000 shares of Rs. 1 each). Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our board of directors, has the right to cast a tie-breaking vote.

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
     Under the Indian Companies Act, we are only allowed to pay dividends in excess of 10.0% of our paid-up capital in respect of any fiscal year from our profits for that year after we have transferred to our reserves a percentage of our profits for that year ranging between 2.5% to 10.0% depending on the rate of dividend proposed to be declared in that year in accordance with the Companies (Transfer of Profits to Reserves) Rules, 1975. “Reserves” are defined in the Guidance Note on Terms Used in Financial Statements issued by the Institute of Chartered Accountants of India as the portion of earnings, receipts or other surpluses of an enterprise (whether capital or revenue) appropriated by the management for a general or specific purpose other than a provision for depreciation or diminution in the value of assets or for a known liability. The Indian Companies Act and the Companies (Declaration of Dividend out of Reserves) Rules, 1975 provide that if profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from our accumulated profits transferred by us to our reserves, subject to the following conditions:
•	the rate of dividend to be declared shall not exceed the lesser of 10.0% of our paid-up capital or the average of the rates at which dividends were declared in the five years immediately preceding that year;

•	the total amount to be drawn from the accumulated profits may not exceed 10.0% of the sum of our paid-up capital and free reserves and any amount so drawn shall first be used to set off any losses incurred in that financial year; and

•	the balance of our reserves following such withdrawal shall not fall below 15.0% of our paid-up capital.

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
Purchase of Own Equity Shares
     A company may reduce its capital in accordance with the Indian Companies Act and the regulations issued by SEBI by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:
•	the buy-back must be authorized by the company’s Articles of Association;

•	a special resolution authorizing the buy-back must be passed in a general meeting;

•	the buy-back is limited to 25.0% of the company’s total paid up capital and free reserves in a fiscal year;

•	the ratio of debt owed is not more than twice the capital and free reserves after such buy-back;

•	the shares or other specified securities for share buy-back are fully paid-up; and

•	the buy-back is in accordance with the SEBI (Buy-Back of Securities) Regulations, 1998, as amended.
     The first two conditions mentioned above would not be applicable if the number of equity shares bought back is less than 10.0% of our total paid up equity capital and free reserves and if such buy-back is authorized by the board of directors, provided that no buy-back shall be made within 365 days from the date of any previous buy-back. If such buy-back constitutes more than 10.0% of the total paid-up equity capital and free reserves of the company, it must be authorized by a special resolution of the company in general meeting. Our Articles of Association permit us to buy-back our equity shares.
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
Rights of Minority Shareholders
     The Indian Companies Act provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of a company is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10.0% of the issued shares of that class, who did not vote in favor of a resolution for the variation, have the right to apply to the CLB to have the variation cancelled and such variation shall not have any effect unless confirmed by the CLB.
     Further, under the Indian Companies Act, shareholders holding not less than 10.0% of the issued share capital or shareholders representing not less than 10.0% of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the CLB for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:
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

Provisions on Squeeze Out of Minority Shareholders
     Under the Indian Companies Act, where an arrangement or contract involving a transfer of shares or any class of shares of a company to another company has been approved by holders holding not less than 90.0% in value of such class of shares, the transferee company has the right to give notice to any dissenting shareholder, within a specified time and in a prescribed manner, that it desires to acquire its shares.
     Unless the CLB, upon an application made by a dissenting shareholder within a month of the aforementioned notice, orders otherwise, the transferee company has the right to acquire the shares of the dissenting shareholder on the same terms as those offered to the other shares to be transferred under the arrangement or contract.
     Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90.0% in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within three months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the CLB (upon an application of either the transferee company or the shareholder) thinks fit to order.
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

Delaware Law	Indian Law

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

Delaware Law	Indian Law

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

Delaware Law	Indian Law

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

Interested Stockholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15.0% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock at any time within the previous three years.
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
Transactions undertaken between a company and a person having a substantial interest in the company would qualify as a related party transaction and would be required to be disclosed under applicable accounting standards in India. Under such accounting standards, a party is considered to have a substantial interest in a company if that party owns, directly or indirectly, 20.0% or more of the voting power in the company.

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

Delaware Law	Indian Law

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
Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding not less than 75.0% of the shares of the company.

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
Under Indian law, a company may only pay a dividend in an amount in excess of 10% of its paid up capital out of the profits of that year after it has transferred to the reserves of the company a percentage of its profits for that year ranging between 2.5% to 10.0% depending on the rate of dividend proposed to be declared in that year. If the profits for a year are insufficient, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10.0% of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years and transferred to the reserves may not exceed an amount equivalent to one tenth of the paid-up capital and free reserves and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares; and (iii) the balance of reserves after withdrawals must not be below 15.0% of paid-up capital. Shareholders have a right to claim a dividend, after such dividend has been declared by the company at a general meeting. Shareholders also have a right to claim the interim dividends, which may be declared only pursuant to a resolution of the company’s board of directors. Dividends may be paid only in cash. Where a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of such dividend, a penalty can be imposed on a director who is knowingly a party to such default.

A company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected and sanctioned by a High Court. However, pursuant to certain amendments to the Indian Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back), subject to certain conditions including: (a) the buy-back must be authorized by the articles of association of the company; (b) a resolution must be passed by shareholders holding not less than 75.0% of the outstanding shares in the general meeting of the company authorizing the buy-back; (c) the buy-back is limited to 25.0% of the total paid up capital and free reserves; (d) the ratio of debt owed by the company must not be more than twice the capital and free reserves after such buy-back; and (e) the buy-back must be in accordance with the SEBI (Buy-Back of Securities) Regulations, 1998.

Conditions (a) and (b)  mentioned above would not be applicable if the buy-back is for less than 10.0% of the total paid-up equity capital and free reserves of the company and such buy-back has been authorized by the board of directors of the company. Further, a company buying back its securities is not permitted to buy-back any additional securities for a period of one year after the buy-back or to issue any securities of the same kind for a period of six months.

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
If the Chairman of the board of directors is an executive director, at least 50.0% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non-executive director, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50.0% of the board of directors should comprise of independent directors. Clause 49 of the listing agreements define an “independent director” to mean a non-executive director who (i) is receiving director’s remuneration and does not have any other material pecuniary relationship or transaction with the company, its promoters, its directors, its senior management or its holding company or its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to promoters or management at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding three financial years, of the statutory audit firm or the internal audit firm or the legal firm and consulting firm of the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company; (vi) is not a shareholder, owning 2.0% or more of the voting shares of the company; and (vii) is not less than 21 years of age.

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

(The NYSE compensation committee requirements do not apply to us as a foreign private issuer.)	The listing agreements state that a company may set up a remuneration committee, which should be comprised of at least three directors, all of whom shall be non-executive directors and the chairman of the remuneration committee shall be an independent director.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the NSE and BSE

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
Foreign Direct Investment
     The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of shares or securities convertible or exchangeable into shares of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB or the RBI if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as retail trading. Also, certain investments require the prior approval of the FIPB, including:
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

     A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh and an Overseas Corporate Body as defined in FEMA) has general permission to purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.
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
Issue of ADSs
     The Ministry of Finance, pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, or the ADR Scheme, has permitted Indian companies to issue ADSs. Certain relaxations in the ADR Scheme have also been notified by the RBI. The ADR Scheme provides that an Indian company may issue ADSs to a person resident outside India through a depositary without obtaining any prior approval of the Ministry of Finance of India or the RBI, except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the FDI scheme. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the SEBI, will not be eligible to issue ADSs.
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
     The proceeds of an ADS issue may not be used for investment in stock markets and real estate. There are no other end-use restrictions on the use of the proceeds of an ADS issue. Further, issue-related expenses for an issue of ADSs shall be subject to a ceiling of 7.0% of the total issue size. Issue-related expenses beyond this ceiling would require the RBI approval.
Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds
     Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI and employees in connection with stock options, a person resident in India is not permitted to hold ADSs of an Indian company. Under Indian law, ADSs issued by Indian companies to non-residents have free transferability outside of India. Under the ADR Scheme, a non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. A non-resident holder of ADS can transfer or redeem the ADS into underlying equity shares of the company subject to the procedure specified under the ADR Scheme. In the case of a redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor for being sold directly on behalf of the non- resident investor, or being transferred in the books of account of the company in the name of the non-resident.
     The Ministry of Finance in co-ordination with RBI has issued operative guidelines for the purpose of the limited two way fungibility scheme under the ADR scheme. Subject to the conditions specified in the said operative guidelines, an ADS holder is entitled for re-issuance of the ADS to the extent that the ADS has been redeemed into underlying equity shares of the company and sold in the domestic market.

The re-issuance of ADS is subject to availability of head room which is equivalent to the difference between the number of ADS originally issued and the number of ADS outstanding, as further adjusted for ADS redeemed into underlying shares and registered in the name of the non-resident investor. Accordingly, shares which are registered in the name of the non-resident investor post-redemption will not be eligible for participation under the limited two way fungibility scheme.
     Foreign investors holding ADS or equity shares equal to or more than 15.0% of the company’s total equity capital/ voting rights may be required to make a public announcement of offer to the remaining shareholders of the company under the Takeover Code, when further acquisition of shares or ADS above 15.0% by the foreign investor exceeds the limits specified under the Takeover Code.
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
Fungibility of ADSs
     As per the directions issued by the Ministry of Finance in coordination with RBI on the two-way fungibility of ADSs, an ADS holder who has redeemed the ADS into underlying equity shares and has sold it in the Indian Market is permitted to purchase to that extent, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:
•	the shares of the Indian company are purchased on a recognized stock exchange in India;

•	the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•	the custodian agreement is amended to enable the custodian to accept shares from entities other than the company;

•	the number of shares of the Indian company so purchased does not exceed the head room which is equivalent to the difference between numbers of ADS originally issued and number of ADS outstanding, as further adjusted for ADS redeemed into underlying shares and registered in the name of the non-resident investor (and is further subject to specified sectoral caps); and

•	compliance with the provisions of the ADR Scheme and the guidelines issued thereunder.
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

•	the proposal for divestment of the shares would have to be approved by a special resolution of the Indian company;

•	the proceeds of the ADS issue raised abroad shall be repatriated to India within a period of one month from the closing of the issue. However, the proceeds of the ADS offering can also be retained abroad to meet the future foreign exchange requirements of the company; and

•	the issue-related expenses in relation to the public issue of ADSs under the ADR Scheme would be subject to a ceiling of 7% of the issue size, in the case of public issues, and 2.0% of the issue size, in the case of private placements. Issue-related expenses would include underwriting commissions and charges, legal expenses and reimbursable expenses. Issue-related expenses shall be passed on to shareholders participating in the sponsored issue on a pro-rata basis. Issue-related expenses beyond the ceiling would require the approval of the RBI.
     Corporate Actions
     The ADS holders are entitled to receive the benefits of corporate actions such as bonus, split and dividend in proportion to the number of equity shares represented by the ADS. The benefits are subject to the terms and conditions of the FEMA regulations and the offer documents of ADS issue.
     Buyback of ADS
     Shares issued under the ADR Scheme represented by the ADS, are eligible for participation in a buy back scheme, if any, announced by us. In the event that we decide to implement the buy back scheme for ADS holders, the option form for the buy back scheme will be distributed to the ADS custodian who will submit the same to the overseas depository. ADS holders who wish to participate in the buy back scheme may exercise the buy back option by converting the ADS into ordinary equity shares and surrendering those shares to the company under the buyback scheme.
FCCBs
Eligibility
     Foreign Currency Convertible Bonds, or FCCBs, are convertible bonds issued by an Indian company expressed in foreign currency (such as US dollar), the principal and interest in respect of which is payable in foreign currency. FCCBs are required to be issued in accordance with the ADR and FCCB Scheme and subscribed by a non-resident in foreign currency and are convertible into equity shares of the issuing Indian company. The External Commercial Borrowing Guidelines, or ECB Guidelines, apply to FCCBs. The provisions of the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations 2000, as amended, are also applicable to FCCBs and the issue of FCCBs must adhere to such provisions.
Automatic Route
     Under the terms of the ADR and FCCB Schemes and the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations 2000, as amended, read together with the ECB Guidelines, Indian companies are permitted to issue FCCBs under the automatic route in the manner set forth therein, subject to certain conditions specified therein, including:
•	the issue of FCCBs are subject to the FDI sectoral caps prescribed by the Ministry of Finance;

•	a public issue of FCCBs is to be made through reputable lead managers;

•	FCCBs cannot be issued with attached warrants;

•	issue-related expenses shall not exceed 4.0% of the issue size; and

•	FCCBs issued under the automatic approval route to meet Indian Rupee expenditure are required to be hedged unless there is a natural hedge in the form of uncovered foreign exchange receivables.

     The FCCBs issued by us would be convertible into ADS subject to the terms and conditions of FEMA guidelines and the offering circular or issue prospectus of the FCCB. Upon receipt of the conversion notice from FCCB holders, the equity shares in the applicable ADS would be issued to the custodian based on which the holders of FCCB will obtain their allotted proportion of ADS. We have obtained in-principle approval from the NSE and BSE, where our equity shares are currently listed, and prior to allotment of the FCCBs, for listing the shares which will be issued upon conversion of the FCCBs into ADS. We are required to apply for and obtain the approval for listing and trading of the equity shares underlying the FCCBs after the completion of the allotment of the equity shares. Upon receipt of listing and trading approvals, the equity shares issued on conversion are expected to be listed on the NSE and the BSE and will be tradable on such stock exchanges once listed thereon, which is expected to occur within 45 days after the relevant conversion date unless we state otherwise.
Pricing of FCCB Issue
     Pursuant to a circular dated November 27, 2008 issued by the Ministry of Finance, the pricing guidelines set forth in the ADS and FCCB Schemes have been amended. Pursuant to the circular, the issue price of FCCB and ADS should be not less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the two weeks preceding the “relevant date”, where the “relevant date” means the date of the meeting on which our Board of Directors or the Committee of Directors duly authorized by the Board of Directors decides to issue the FCCB or ADS.
Regulatory Filings
     We are required to make the following filings in connection with the issuance of FCCBs and upon conversion of the FCCBs into equity shares:
•	filing Form No. 83 with RBI through an authorised dealer;

•	filing of information with RBI subsequent to the issuance of FCCBs which would include: the total amount of FCCBs issued, the names of the investors resident outside India and the number of FCCBs issued to each of them, and the amount repatriated to India through normal banking channels duly supported by Foreign Inward Remittance Certificates;

•	filing of the return of allotment with the Registrar of Companies, Goa, Daman and Diu, at the time of conversion of the FCCBs into equity shares;

•	on conversion of the FCCBs into equity shares, the filing of information with the Regional Office of the RBI in the prescribed Form FC-GPR, and to the Department of Statistics and Information Management, RBI within 7 days of the month to which it relates, in Form No. ECB-2; and

•	monthly filing of Form No. ECB-2 with RBI through an authorised dealer.
Buy Back of FCCBs
     RBI has permitted Indian companies to buy back the FCCBs under automatic and approval routes until December 31, 2009 and through the approval route until June 30, 2010. After June 30, 2010, buy back of the FCCBs may not be possible as there may not be any further extension of timeline by RBI for buy back.

Restrictions on equity shares underlying the ADSs issued arising on conversion of FCCB’s and the repatriation of Sale Proceeds
     FCCB holders who have converted the FCCBs into ADS in accordance with the provisions of the offering circular are entitled to the same rights and subject to the same conditions of normal ADS holders and may withdraw the equity shares underlying ADS from the depository at any time. A non- resident holder of ADS can transfer or redeem the ADS into underlying equity shares of the company subject to the procedure specified under the ADR Scheme. In the case of redemption, the overseas depositary bank will request for the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor, for being sold directly on behalf of the non- resident investor, or being transferred in the books of account of the company in the name of the non-resident.
     Foreign investors who elect to convert FCCB into ADS would be required to make a public announcement of offer to remaining shareholders of the company under the Takeover Code if the conversion results in their direct or indirect holding in the company equivalent to or in excess of 15.0% of the company’s total equity capital or voting rights.
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
     Subject to the terms and conditions set out in the Foreign Institutional Investor Regulations, a registered FII or its sub-account may buy or sell equity shares, debentures and warrants of unlisted, listed or to be listed Indian companies through stock exchanges in India at ruling market price and also buy or sell shares or debentures of listed or unlisted companies other than on a stock exchange in compliance with the applicable SEBI/RBI pricing norms. Under the portfolio investment scheme under Schedule 2 to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 and the Foreign Institutional Investors Regulations, an FII is not permitted to hold more than 10.0% of the total issued capital of an Indian company in its own name; a foreign corporate or individual sub-account of the FII is not permitted to hold more than 5.0% of the total issued capital of an Indian company, and a broad based sub-account is not permitted to hold more than 10.0% of the total issued capital of an Indian company. The total holding of all FIIs together with their sub-accounts in an Indian company is subject to a cap of 24.0% of the total issued capital of the company, which may be increased up to the percentage of sectoral cap on FDI in respect of the said company pursuant to a resolution of the board of directors of the company and the approval of the shareholders of the company by a special resolution in a general meeting. Our board of directors and shareholders have approved an increase in the existing FII limit in our company to 49.0% of our total issued capital.
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
Portfolio Investment by Non-Resident Indians
     A variety of methods for investing in shares of Indian companies are available to NRIs. Under the portfolio investment scheme, each NRI can purchase up to 5.0% of the paid-up share capital of an Indian company, subject to the condition that the aggregate paid-up share capital of an Indian company purchased by all NRIs through portfolio investments cannot exceed 10.0%. The 10.0% limit may be raised to 24.0% if a special resolution is adopted by the shareholders of the company. In addition to portfolio investments in Indian companies, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.
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
Transfer of Shares
     Previously the sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange through a registered stockbroker at the market price. The RBI has now granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares. However, a non-resident to whom the shares are being transferred is required to obtain the prior permission of the Government of India to acquire the shares if he had on January 12, 2005, an existing joint venture or technology transfer agreement or trademark agreement in the same field other than in the information technology field to that in which the Indian company whose shares are being transferred is engaged, except:
•	investments to be made by venture capital funds registered with SEBI or a multinational financial institution;

•	where the existing joint venture investment by either of the parties is less than 3.0%;

•	where the existing venture/collaboration is defunct or sick; or

•	for transfer of shares of an Indian company engaged in the information technology sector or in the mining sector for the same area or mineral.
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
     The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the rates quoted on Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2006	44.48	44.17	46.26	43.05
2007	43.10	44.93	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011(through September 10, 2010)	46.28	46.02	47.49	44.10
Month:
November 2009	46.44	46.53	47.37	46.06
December 2009	46.40	46.53	46.85	46.00
January 2010	46.08	45.89	46.35	45.35
February 2010	46.05	46.27	46.79	45.97
March 2010	44.95	45.45	46.01	44.94
April 2010	44.20	44.44	44.79	44.10
May 2010	46.31	45.77	47.49	44.46
June 2010	46.41	46.50	47.08	45.64
July 2010	46.35	46.76	47.23	46.25
August 2010	47.02	46.46	47.02	45.70
September 2010 (through 10, 2010)	46.28	46.55	46.82	46.28

Notes:

(1)	The exchange rates quoted by Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

     The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2006	1.40	1.33	1.42	1.28
2007	1.23	1.30	1.39	1.23
2008	1.10	1.15	1.27	1.06
2009	1.44	1.31	1.65	1.02
2010	1.09	1.18	1.44	1.07
2011(September 10, 2010)	1.08	1.13	1.22	1.07
Month:
November 2009	1.09	1.09	1.11	1.07
December 2009	1.11	1.11	1.14	1.08
January 2010	1.13	1.10	1.13	1.07
February 2010	1.12	1.13	1.16	1.11
March 2010	1.09	1.10	1.11	1.08
April 2010	1.07	1.08	1.09	1.07
May 2010	1.18	1.15	1.22	1.08
June 2010	1.18	1.17	1.22	1.13
July2010	1.10	1.14	1.19	1.10
August 2010	1.09	1.09	1.10	1.09
September 2010 (through 10, 2010)	1.08	1.09	1.10	1.08

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.

(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.
     Although we have translated selected Indian Rupee and Australian dollar amounts in this annual report into US dollars for convenience, this does not mean, and no representation is made, that the Indian Rupee or Australian dollar amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this annual report from Indian Rupees to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2010, which was Rs. 44.95 per $1.00, and all translations from Australian dollars to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2010, which was AUD 1.09 = $1.00.

E.	Taxation
India Taxation
     The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident investors of the ADSs. The summary only addresses the tax consequences for non-resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this annual report, including the Income Tax Act and the special tax regimes under Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipts Mechanism) Scheme, 1993, as amended, which provides for the taxation of persons resident in

India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary does not take into account the impact of proposals contained in the draft new Direct Tax Code which has been circulated to the India Government for public debate and the subsequent revised discussion paper. It is expected that the provisions of Direct Taxes Code would be implemented from April 1, 2012. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs and does not deal with all possible tax consequences relating to an investment in the equity shares and ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential Investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.
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
Taxation of Sale of the ADSs
     It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being offered in respect of the ADSs. Under the ADR Scheme, the transfer of ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gains tax in India. However, Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs outside India by the non-resident holder to another non-resident is subject to tax at the rate of 10.0% plus applicable surcharge and education cess. In the circumstances, if at all, that capital gains arising from a transfer of ADSs are taxable under the Income Tax Act, the same would be subject to tax as long-term capital gains at the effective tax rate of 10.56% (including surcharge and education cess) if such ADSs have been held by the non-resident holder for more than three years. Otherwise, the capital gains shall be subject to tax as short-term capital gains at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act.
Withdrawal of Equity Shares in Exchange for the ADSs
     The withdrawal of equity shares in exchange for the ADSs would not give rise to any capital gains liable to income tax in India.
Taxation of Dividends
     Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” currently at an effective tax rate of 16.6% (inclusive of applicable surcharge and cess) on the total amount distributed as dividend. Under Section 115 O (1A) of the Finance Act, 2008, effective April 1, 2008, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

     Any distribution of additional ADS or equity shares to resident or non-resident shareholders would not be subject to any Indian tax.
Taxation of Sale of the Equity Shares
     Sale of equity shares by any holder may occasion certain incidence of tax in India, as is discussed below. This discussion does not take into consideration the effect of the provisions contained in the new Direct Taxes Code 2010 which seeks to make sweeping changes in the regime of capital gains tax. Under applicable law, an equity sale of shares may be subject to a transaction tax and/or tax on income by way of capital gains. Capital gains accruing to a non-resident investor on the sale of the equity shares, whether to an Indian resident or to a person resident outside India and whether in India or outside India, may be subject to Indian capital gains tax in certain instances as described below.
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
     Capital gains realized in respect of shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the effective tax rate of 16.6% (15% plus applicable surcharge and education cess) in the event such transaction is subject to the securities transaction tax. Withholding tax on capital gains on sale of shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.
     For the purpose of computing the capital gain tax on the sale of equity shares, the cost of acquisition of the equity shares would be deemed to be the historical cost of acquiring the ADSs. For the purpose of computing capital gains on the sale of equity shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such equity shares and any expenditure incurred wholly and exclusively in connection with such sale. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Mechanism) Scheme, 1993, or Scheme, the purchase price of equity shares in an India listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depository gives notice to the custodian of the delivery of equity shares in exchange for such corresponding ADSs. The market price is the price of the equity shares prevailing in the BSE or the NSE as applicable. There is no corresponding provision under the Income Tax Act providing for the use of market price as the basis for determination of the purchase price of the equity shares. In the event that the tax department denies the use of market price as the basis for determination of the purchase price of the equity shares, the original purchase price of the ADSs shall be considered as the purchase price of the equity shares for computing the capital gains tax. Subsequently, there could be no tax on the gain between the original purchase price of the ADSs and the price of the equity shares on the date the ADSs are converted to equity shares.
     According to the Scheme, a non-resient’s holding period for the purpose of determining the applicable capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of notice of redemption by the depository to the custodian.
     It is unclear as to whether section 115AC and the Scheme are applicable to a non-resident who acquires the shares outside India from a non-resident holder of equity shares after receipt of equity shares upon conversion of the ADSs.

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
Minimum Alternate Tax
     The Income Tax Act imposes a MAT on companies the income tax payable on the total income is less than 17.0% (inclusive of surcharge and cess) of its book profit on its book profits. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of MAT, and determined that MAT is payable on income which falls within the ambit of section 10A and 10B of the Act. The Finance Act 2010 had increased the rate of MAT to 19.93% from April 1, 2010 and accordingly it applies to financial year commencing April 1, 2010.
     The Direct Taxes Code 2010, effective from April, 1, 2012 levies a 20.0% tax on book profit. Although the Code when introduced contained a levy of MAT on gross assets, the revised Direct Taxes Code 2010 has restored the tax on book profit. The tax credit for taxes paid on book profit shall be allowable for a period of 15 years (as against the existing limit of 10 years) and MAT provisions shall apply to special economic zone developers and special economic zone units.
Fringe Benefit Tax
     The Finance Act, 2009 has withdrawn fringe benefit tax in respect of specified security allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees. Pursuant to the new Income Tax Rules specified security allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate needs to be treated as perquisite and TDS has to be deducted on the same.
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
     With respect to non-corporate US Holders (including individual US Holders) for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under US Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2010. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or equity shares.
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
     Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2010. However, the application of the asset test is subject to ambiguity in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we met the asset test and, as a result, were a PFIC for such taxable year. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2011 or any future taxable year.
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
     If you hold ADSs or equity shares in any year in which we are a PFIC, you will be required to file an annual information report with the US Internal Revenue Service regarding distributions received on the ADSs or equity shares and any gain realized on the disposition of the ADSs or equity shares. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or equity shares.

Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares made within the United States or through certain United States-related financial intermediaries may be subject to information reporting to the US Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the US Internal Revenue Service and furnishing any required information.
New Legislation
     Newly enacted legislation requires certain US Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of ADSs or equity shares for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain US Holders who are individuals to report information relating to an interest in our ADSs or equity shares, subject to certain exceptions (including an exception for ADSs or equity shares held in accounts maintained by certain financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs or equity shares.

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
Qualitative Analysis
     See Note 25 “Financial Instruments” in Item 8. Financial Information for more details.
Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating profit for fiscal 2010.

10% movement in currency	For Rs./ $			For AUD/ $
	(in millions)
Copper	Rs.	687.3	$15.3	Rs.	864.0	$19.2
Zinc		5,514.0	122.7		—	—
Aluminum		2,197.8	48.9		—	—

Total	Rs.	8399.1	$186.9	Rs.	864.0	$19.2

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
Interest Rate Risk
     Our short-term borrowing is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans and borrowings for fiscal 2010.

	US Dollar
Movement in interest rates	Interest Rates
	(in millions)
0.5%	Rs.	131.7	$2.9
1.0%		263.4	5.9
2.0%		526.8	11.7
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
     This table illustrates the impact of a $100 movement in LME prices based on fiscal 2010 volumes, costs and exchange rates and provides the estimated impact on operating profit assuming all other variables remain constant.

$100 movement in LME price	Change in Operating Income
	(in millions)
Copper	Rs.	130.3	$2.9
Zinc		3,073.8	68.4
Aluminum		1,329.3	29.6

Total	Rs.	4,533.4	$100.9

Quantitative Analysis
     The fair value of our open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and current financial liabilities is as follows:

	March 31,
	2009		2010		2010
	Asset	Liability	Asset	Liability	Asset	Liability
	(Rs in millions)		(Rs in millions)		(US dollar in millions)
Cash flow hedges:
Commodity contracts	—	—	1	—	0.1	—
Forward foreign currency contracts	1,189	501	—	64	—	1.4
Fair value hedges:
Commodity contracts	—	10	—	27	—	0.6
Forward foreign currency contracts	323	—	2	369	0.0	8.2
Non-qualifying hedges:
Commodity contracts	26	2,128	110	49	2.4	1.1

Forward foreign currency contracts	—	—	2	160	0.1	3.6

Fair value	1,538	2,639	115	669	2.6	14.9

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.	American Depositary Shares
     Our ADR facility is maintained with Citibank, N.A., or the Depositary, pursuant to a Deposit Agreement, dated as of July 18, 2007, among us, our Depositary and the holders and beneficial owners of ADSs. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered on the books of the Depositary.
     In accordance with the Deposit Agreement, the Depositary may charge fees up to the amounts described below:

	Type of Service	Fees	By whom paid
1.	Issuance of ADSs upon the deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph 4 below)	Up to $5.00 per 100 ADSs (or any portion thereof) issued	Person depositing shares or person receiving ADSs

2.	Surrender of ADSs for cancellation and withdrawal of ordinary shares underlying such ADSs	Up to $5.00 per 100 ADSs (or any portion thereof) surrendered	Person surrendering ADSs for purpose of withdrawal of deposited securities or person to whom deposited securities are delivered

3.	Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements)	Up to $2.00 per 100 ADSs (or any portion thereof) held	Person to whom distribution is made

4.	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $5.00 per 100 ADSs (or any portion thereof) issued	Person to whom distribution is made

5.	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares)	Up to $5.00 per 100 ADSs (or any portion thereof) issued	Person to whom distribution is made

6.	Depositary services	Up to $2.00 per 100 ADSs (or any portion thereof) held	Person holding ADSs on applicable record date(s) established by the Depositary

7.	Transfer of ADRs	$1.50 per certificate presented for transfer	Person presenting certificate for transfer
     In addition, holders or beneficial owners of our ADS, persons depositing ordinary shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:
•	taxes (including applicable interest and penalties) and other governmental charges;

•	registration fees for the registration of ordinary shares or other deposited securities on the share register and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals;

•	certain cable, telex, facsimile and electronic transmission and delivery expenses;

•	expenses and charges incurred by the Depositary in the conversion of foreign currency;

•	fees and expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs;

•	fees and expenses incurred by the Depositary in connection with the delivery of deposited securities; and

•	the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.
     In the case of cash distributions, the applicable fees, charges, expenses and taxes will be deducted from the cash being distributed. In the case of distributions other than cash, such as share dividends, the distribution generally will be subject to appropriate adjustments for the deduction of the applicable fees, charges, expenses and taxes.
     In certain circumstances, the Depositary may dispose of all or a portion of such distribution and distribute the net proceeds of such sale to the holders of ADS, after deduction of applicable fees, charges, expenses and taxes.
     If the Depositary determines that any distribution in property is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may withhold the amount required to be withheld and may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and appropriate to pay such taxes or charges and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the holders of ADSs entitled to the distribution.
     During fiscal 2010, the Depository has reimbursed to us an amount of $2,429,440.13 in respect of investor relation expenses. In addition, as part of its service to us, the Depositary has waived an amount of $33,713.37 that it has paid on our behalf to third-party service providers in respect of proxy related expenses and other administrative costs.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     ADS offering in 2007
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
     The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($37.1 million), amounted to $1,979.0 million. As of March 31, 2010, we have fully used the entire proceeds for the purpose mentioned in the offer document.

     ADS offering in 2009
     On July 16, 2009, we completed the ADS offering on the NYSE. We sold an aggregate of 131,906,011 ADSs representing 131,906,011 equity shares. The price per ADS was $12.15. The joint bookrunners of the ADS offering were J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc. The joint bookrunners exercised their over-allotment option to acquire an additional 8,449,221 ADSs at $12.15 per ADS. The aggregate price of the offering amount, including the over-allotment option, registered and sold was $1,602.7 million.
     The registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the ADS offering was automatically effective on July 15, 2009.
     The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($13.8 million), amounted to $ 1,588.9 million. As of March 31, 2010, we have used approximately $1,561.8 for the purpose mentioned in the offer document and the unutilized proceeds have been invested temporarily in debt mutual funds in India.
     Convertible Notes offering in 2009
     On October 29, 2009, we completed a offering of $500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes are convertible into ADSs at an initial conversion price of approximately $23.33 per ADS, subject to adjustment in certain events. The Convertible Notes have a maturity date of October 30, 2014 and bears interest at the rate of 4.0% per annum. The joint bookrunners of the Convertible Notes offering were Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.
     The post-effective amendment to the registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the Convertible Note offering was automatically effective on October 15, 2009.
     The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($5 million), amounted to $495.0 million. As of March 31, 2010, we have used approximately $27.1 million towards capital expenditures and the unutilized proceeds have been invested temporarily in fixed deposits. We may use the remaining net proceeds towards the expansion of our copper business with another power plant, acquisition of complementary business outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations of India, including the external commercial borrowing regulations specified by the Reserve Bank of India.

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
     Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2010, our disclosure controls and procedures were effective.

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
     Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2010, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.
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
     The effectiveness of our internal control over financial reporting as of March 31, 2010 has been audited by Deloitte Haskins & Sells, or Deloitte, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c)	Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Sterlite Industries (India) Limited
Mumbai, Maharashtra, India
     We have audited the internal control over financial reporting of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated September 30, 2010 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Haskins & Sells
Deloitte Haskins & Sells
Mumbai, Maharashtra, India
September 30, 2010

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

ITEM 16.

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
     At a board meeting held on January 25, 2010, the board approved amendment to our current gift policy to align the policy with Vendan’s gift policy.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Our financial statements prepared in accordance with IFRS are audited by Deloitte Haskins & Sells, a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.
     Deloitte Haskins & Sells has served as our independent registered public accountant for each of the years ended March 31, 2009 and March 31, 2010 for which audited statements appear in this annual report.
     The following table shows the aggregate fees for professional services and other services rendered by Deloitte Haskins & Sells and the various member firms of Deloitte to us, including some of our subsidiaries, in fiscal 2009 and 2010.

	Fiscal
	2009	2010
	(in thousands)
Audit fees (audit and review of financial statements)	$696.7	$778.6
Audit-related fees (including fees related to the ADS offering and other miscellaneous audit related certifications)	310.1	743.5
Tax fees (tax audit, other certifications and tax advisory services)	29.1	46.6
All other fees (certification on corporate governance and advisory services)	113.6	374.6

Total	$1,149.5	$1,943.3

Audit Committee Pre-approval Process
     Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by Deloitte Haskins & Sells during the last fiscal year have been approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The following table shows all repurchases of the equity shares of SIIL made by SIIL and any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act), and the average price paid per share, in fiscal 2010:

						Maximum Number
						(or
					Total Number of	Approximate Dollar
					Shares Purchased as	Value) of Shares
	Total Number of	Average Price Paid per			Part of Publicly	that May Yet Be
	Shares	Share			Announced Plans or	Purchased Under the
	Purchased	Rs.		$	Programs High	Plans or Programs
Period:
April 23, 2009	127,034	Rs.	352.65	$7.85	—	Not applicable
April 23, 2009	37,127		353.10	7.86	—	Not applicable
April 23, 2009	69,438		371.96	8.28	—	Not applicable
April 23, 2009	252,945		372.00	8.28	—	Not applicable
April 23, 2009	350,000		349.67	7.78	—	Not applicable
April 23, 2009	2,070,000		348.80	7.76	—	Not applicable
June 30, 2009	713,915		579.21	12.89	—	Not applicable
June 30, 2009	19,731		601.95	13.39	—	Not applicable
July 21, 2009	41,152,263		546.14	12.15	41,152,263	500,000,000
March 25, 2010	121,356		821.20	18.27	—	Not applicable
March 26, 2010	323,790		823.55	18.32	—	Not applicable
March 30, 2010	550,000		851.49	18.94	—	Not applicable
March 31, 2010	140,000		853.02	18.98	—	Not applicable
Total	45,927,599	Rs.	527.86	$11.7	41,152,263	Not applicable

Notes:

(1)	During the year 2010, Twinstar Holdings Ltd acquired 46,631,918 equity shares of SIIL including ADS and shareholding changed from 57.4% to 54.0%.

(2)	During the year 2010, MALCO sold 704,319 equity shares of SIIL to Twinstar and its shareholding has been changed from 3.7% to 3.0%.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable

ITEM 16G.	CORPORATE GOVERNANCE
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
     The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:
•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Income for the year ended March 31, 2009 and 2010.

•	Consolidated Statements of Comprehensive Income for the year ended March 31, 2009 and 2010.

•	Consolidated Statements of Financial Position as of April 1, 2008, March 31, 2009 and 2010.

•	Consolidated Statement of Changes in Equity for the year ended March 31, 2009 and 2010.

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS
     The following exhibits are filed as part of this annual report:
1.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 3.1 of Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on June 4, 2007.

1.2	Memorandum of Association of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

1.3	Articles of Association of Sterlite Industries (India) Limited, as amended — incorporated by reference to Exhibit 3.3 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR) — incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Specimen share certificate (effective as of November 30, 2006) — incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-33175) as filed with the SEC on November 30, 2006.

4.1	Vedanta Resources plc Long-Term Incentive Plan — incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal — incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal — incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.4	Shared Services Agreement dated December 5, 2003 among Vedanta Resources plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement — incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.5	Consultancy Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.6	Representative Office Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.7	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002 — incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8	Shareholders’ Agreement between Sterlite Industries (India) Limited, Government of India and Bharat Aluminium Company Limited dated March 2, 2001 — incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.9	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002 — incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.10	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004 — incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000 — incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.12	$92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006 — incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Ltd as lenders dated September 19, 2005 — incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	$125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Ltd, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Ltd., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Ltd., Chiao Tung Bank Co., Ltd., The International Commercial Bank of China, Co. Ltd., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Ltd. as lenders dated July 29, 2005 — incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004 — incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004 — incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004 — incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003 — incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 — incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20.	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005 — incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005 — incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004 — incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2004, as amended on July 1, 2004 — incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2005 — incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006 — incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003 — incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006 — incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008 — incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.29	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.30	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited — incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.32	Specialty Deed between Copper Mines of Tasmania Pty Ltd, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.33	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.34	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999 — incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.35	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 — incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.36	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully

Convertible Debentures — incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.
4.37	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.38	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.39	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures — incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.40	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc. and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.41	Rs. 10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008 — incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.42	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.43	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.44	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.45	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (USA), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants — incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.46	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited — incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.47	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility — incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.48	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited — incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.49	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility — incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.50	Rs. 55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited as security trustee and the lenders named therein — incorporated by reference to Exhibit 4.51 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009 .

4.51	$140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited as lender, and the State Bank of India as facility agent — incorporated by reference to Exhibit 4.52 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.52	Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent — incorporated by reference to Exhibit 4.53 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.53	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures — incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009 .

4.54	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited — incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.55	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator — incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

8.1**	List of subsidiaries of Sterlite Industries (India) Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm
____________
**Filed herewith

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: September 30, 2010

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Sterlite Industries (India) Limited
Mumbai, Maharashtra, India
     We have audited the accompanying consolidated statements of financial position of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2010, 2009 and April 1, 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended March 31, 2010 all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sterlite Industries (India) Limited and subsidiaries as of March 31, 2010, 2009 and April 1, 2008 and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 30, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
     Our audit for the year ended and as of March 31, 2010, also comprehended the translation of Indian Rupees amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.
/s/ Deloitte Haskins & Sells
Deloitte Haskins & Sells
Mumbai, Maharashtra, India
September 30, 2010

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		For the year ended March 31,
	Notes	2009	2010	2010
		(Rs. in millions)	(Rs. in millions)	(US dollars
				in millions)
				(Note 2)

Revenue	5	212,192	244,903	5,448.3
Cost of sales		(165,097)	(181,928)	(4,047.3)

Gross profit		47,095	62,975	1,401.0
Other operating income		3,750	1,907	42.4
Distribution expenses		(3,388)	(3,022)	(67.2)
Administration expenses		(4,367)	(8,026)	(178.6)

Operating profit		43,090	53,834	1,197.6
Investment and other income	6	18,772	13,811	307.3
Finance and other costs	7	(6,244)	214	4.8
Share in Consolidated (loss)/profit of associate	10	(3,160)	2,051	45.6

Profit before tax		52,458	69,910	1,555.3
Income tax expense	8	(7,782)	(13,247)	(294.7)

Profit for the year		44,676	56,663	1,260.6

Profit attributable to:
Equity holders of the parent		32,228	39,263	873.5
Minority interest		12,448	17,400	387.1

Earnings per share	29
Basic		11.37	12.27	0.3
Diluted		11.37	12.03	0.3
Weighted average number of equity shares used in computing earnings per share
Basic		2,833,583,490	3,199,826,061	3,199,826,061
Diluted		2,833,583,490	3,236,000,281	3,236,000,281
The accompanying notes are an integral part of these consolidated financial statements.
The Company presents the statement of income disclosing expenses by function. The statement of income disclosing expenses by nature is presented in Note 34 (c).

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	For the year ended March 31,
	2009	2010	2010
	(Rs. in millions)	(Rs. in millions)	(US dollars
			in millions)
			(Note 2)

Profit for the year	44,676	56,663	1,260.6

Other comprehensive (loss)/ income, net of tax:
Exchange differences on translation of foreign operations	(327)	1,295	28.8
(Loss)/gain on available-for-sale financial investments	(79)	318	7.1
Cash flow hedges*	398	121	2.7
Share in consolidated other comprehensive (loss)/income of associate *	(582)	799	17.7

Total other comprehensive (loss)/income for the year, net of tax	(590)	2,533	56.3

Total comprehensive income	44,086	59,196	1,316.9

Total comprehensive income attributable to:
Equity holders of the parent	31,708	41,724	928.2
Minority interest	12,378	17,472	388.7

	44,086	59,196	1,316.9

*	Refer to Note 8 for tax related to each component of other comprehensive (loss)/ income

Refer to Note 34(a) for amounts reclassified into profit for the year out of other comprehensive (loss)/ income
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		As at April 1,	As at March 31,
	Notes	2008	2009	2010	2010
					(US dollars in
					millions)
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Note 2)

ASSETS
Non-current assets
Property, plant and equipment	9	121,699	166,528	226,629	5,041.8
Leasehold land prepayments		483	967	1,220	27.1
Investment in associate	10	19,085	15,043	4,621	102.8
Financial assets investments	11	1,123	1,044	1,362	30.3
Other non-current assets	12	1,274	9,651	10,227	227.5

Total non-current assets		143,664	193,233	244,059	5,429.5

Current assets
Inventories	13	33,373	24,608	29,822	663.4
Current tax asset		20	109	660	14.7
Trade and other receivables	14	27,780	32,311	118,907	2,645.3
Short term investments	15	155,964	188,067	211,022	4,694.6
Derivative financial assets	25	1,627	1,538	115	2.6
Restricted cash and cash equivalents	16	59	2,011	60	1.3
Cash and cash equivalents	17	12,363	2,701	2,021	45.0

Total current assets		231,186	251,345	362,607	8,066.9
Assets held for sale	18	—	—	188	4.2

Total assets		374,850	444,578	606,854	13,500.6

LIABILITIES
Current liabilities
Short-term borrowings	19	10,190	20,202	19,121	425.4
Acceptances	20	27,033	35,829	29,901	665.2
Trade and other payables	21	22,831	27,243	35,095	780.8
Derivative financial liabilities	25	638	2,639	669	14.9
Provisions	22	687	737	748	16.7
Current tax liabilities		1,087	676	863	19.1

Total current liabilities		62,466	87,326	86,397	1,922.1

Net current assets		168,720	164,019	276,210	6,144.8

Non-current liabilities
Long-term borrowings	19	9,949	14,384	43,578	969.4
Deferred tax liabilities	8	16,141	15,172	17,955	399.5
Retirement benefits	24	647	711	865	19.2
Provisions	22	322	348	382	8.5
Other non-current liabilities	23	6,332	6,034	5,689	126.6

Total non-current liabilities		33,391	36,649	68,469	1,523.2

Total liabilities		95,857	123,975	154,866	3,445.3

Net assets		278,993	320,603	451,988	10,055.3

EQUITY
Share capital	27	1,417	1,417	1,681	37.4
Securities premium		106,532	106,532	182,797	4,066.7
Other components of equity		(377)	439	2,723	60.6
Retained earnings		113,232	142,145	177,971	3,959.2

Equity attributable to equity holders of the parent		220,804	250,533	365,172	8,123.9
Minority interest		58,189	70,070	86,816	1,931.4

Total Equity		278,993	320,603	451,988	10,055.3

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	For the year ended March 31,
	2009	2010	2010
	(Rs. in	(Rs. In	(US dollars in
	millions)	millions)	millions) (Note 2)

Cash flows from operating activities
Profit before taxes	52,458	69,910	1,555.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,024	8,061	179.3
Provision for doubtful debts/advances	12	46	1.0
Fair value gain on financial assets held for trading	(2,254)	(2,741)	(61.0)
Profit on sale of fixed asset, net	(10)	(104)	(2.3)
Share in consolidated (profit) / loss of associate	3,160	(2,051)	(45.6)
Impairment of guarantees	137	—	—
Exchange (gains)/loss, net	2,159	(6,074)	(135.1)
Gain on fair valuation of conversion option	—	(587)	(13.0)
Interest and dividend income	(13,779)	(13,076)	(290.9)
Interest expenses	4,688	3,910	87.0
Changes in assets and liabilities:
Decrease in trade and other receivables	12,843	3,008	66.9
Decrease /(Increase) in inventories	8,767	(5,167)	(115.0)
(Increase)/decrease in other current and non-current assets	(6,629)	1,313	29.2
(Decrease)/increase in trade and other payable	(8,520)	3,410	75.9
Increase/(Decrease) in other current and non-current liabilities	1,759	(1,482)	(33.0)
Proceeds from short term investments	984,841	1,231,265	27,391.9
Purchases of short term investments	(976,457)	(1,270,518)	(28,265.1)

Cash generation from operation	71,199	19,123	425.5
Interest paid	(3,897)	(5,597)	(124.5)
Interest received	4,420	6,460	143.7
Dividend received	9,030	5,966	132.7
Income tax paid	(8,649)	(11,703)	(260.3)

Net cash from operating activities	72,103	14,249	317.1

Cash flows from investing activities
Purchases of property, plant and equipment	(40,623)	(61,875)	(1,376.5)
Proceeds from sale of property, plant and equipment	66	323	7.1
Redemption of investments in associate	—	13,342	296.8
Loans repaid by related parties	—	6,850	152.4
Loans to related parties	(15,381)	(96,848)	(2,154.5)
Proceeds from short term deposits	13,354	55,811	1,241.6
Purchases of short term deposits	(50,277)	(37,136)	(826.2)
Net changes in restricted cash and cash equivalents	(1,952)	1,951	43.4

Net cash used in investing activities	(94,813)	(117,582)	(2,615.9)

Cash flows from financing activities
Proceeds from issuance of equity shares ,net	—	76,529	1,702.5
Proceeds from Convertible notes	—	23,133	514.6
Proceeds from/(repayment of) working capital loan, net	(3,588)	(1,194)	(26.6)
Proceeds from/(repayment of) acceptances, net	5,454	(1,386)	(30.9)
Repayment of other short term borrowings	—	(4,500)	(100.1)
Proceeds from other short-term borrowings	4,500	5,626	125.2
Proceeds from long-term borrowings	14,790	13,380	297.7
Repayment of long-term borrowings	(3,902)	(5,103)	(113.5)
Payment of dividends to equity holders of the parent, including dividend tax	(3,315)	(3,437)	(76.5)
Payment of dividends to minority, including dividend tax	(497)	(726)	(16.1)

Net cash provided by financing activities	13,442	102,322	2,276.3

Effect of exchange rate changes on cash and cash equivalents	(394)	331	7.4
Net (decrease) in cash and cash equivalents	(9,662)	(680)	(15.1)
Cash and cash equivalents at the beginning of the year	12,363	2,701	60.1
Cash and cash equivalents at the end of the year	2,701	2,021	45.0

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	14,383	18,363	408.5

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
			Translation	Available for
	Share	Securities	of foreign	sale financial	Cash flow	Retained		Minority	Total
	capital	premium	operations	investments	hedges	earning	Total	Interest	equity

Balance as at April 1, 2008	1,417	106,532	(72)	87	(392)	113,232	220,804	58,189	278,993
Profit for the year	—	—	—	—	—	32,228	32,228	12,448	44,676
Exchange differences on translation of foreign operations	—	—	(327)	—	—	—	(327)	—	(327)
Movement in available for sale financial investments	—	—	—	(79)	—	—	(79)	—	(79)
Net movement in fair value of cash flow hedges, net of tax *	—	—	—	—	468	—	468	(70)	398
Share in consolidated other comprehensive income of associate, net of tax*	—	—	—	—	(582)	—	(582)	—	(582)

Total comprehensive income during the year	—	—	(327)	(79)	(114)	32,228	31,708	12378	44,086

Adjustment for amount transferred to initial carrying amount of property, plant and equipments, net of tax	—	—	—	—	1,336	—	1,336	—	1,336
Dividend paid including tax on dividend	—	—	—	—	—	(3,315)	(3,315)	(497)	(3,812)

Balance as at March 31, 2009	1,417	106,532	(399)	8	830	142,145	250,533	70,070	320,603

Balance as at April 1, 2009	1,417	106,532	(399)	8	830	142,145	250,533	70,070	320,603
Profit for the year						39,263	39,263	17,400	56,663
Exchange differences on translation of foreign operations	—	—	1,295	—	—	—	1,295	—	1,295
Movement in available for sale financial investments	—	—	—	318	—	—	318	—	318
Net movement in fair value of cash flow hedges, net of tax *	—	—	—	—	49	—	49	72	121
Share of other comprehensive income of associate, net of tax*	—	—	—	—	799	—	799	—	799

Total comprehensive income for the year	—	—	1,295	318	848	39,263	41,724	17,472	59,196

Shares issued	264	76,265	—	—	—	—	76,529	—	76,529
Share in associate towards adjustment for amount transferred to initial carrying amount of property, plant and equipments	—	—	—	—	(177)	—	(177)	—	(177)
Dividend paid including tax on dividend						(3,437)	(3,437)	(726)	(4,163)

Balance as at March 31, 2010	1,681	182,797	896	326	1,501	177,971	365,172	86,816	451,988

Balance as at March 31, 2010 (in US dollars in millions)	37.4	4,066.7	19.9	7.3	33.4	3,959.2	8,123.9	1,931.4	10,055.3

*	Refer to Note 8 for taxes related to each component of the other comprehensive income

Refer to Note 34(a) for amount reclassified to the statement of income from other comprehensive income
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Company overview
Sterlite Industries (India) Limited (“SIIL”) and its consolidated subsidiaries (collectively, the “Company” or “Sterlite”) are engaged in non-ferrous metals and mining in India and Australia. SIIL was incorporated on September 8, 1975 under the laws of the Republic of India. SIIL’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, SIIL completed its initial public offering of American Depositary Shares, or ADS, each representing one equity share, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of an additional 131,906,011 ADSs, each representing one equity share, which are listed on the New York Stock Exchange.
These consolidated annual financial statements were reviewed by its audit committee and authorized for issue by the Company’s board of directors on September 29, 2010.
SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited Company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 54.0% of SIIL’s equity as at March 31, 2010.
The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE.
The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2010. HZL’s operations include four lead-zinc mines, four zinc smelters, one lead smelter, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and a zinc ingot melting and casting plant in the State of Uttarakhand in North India.
The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51.0% interest as at March 31, 2010. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.
The Company owns a 29.5% minority interest in Vedanta Aluminium Limited (“Vedanta Aluminium”), a 70.5% owned subsidiary of Vedanta.
The Company acquired a 100% shareholding of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in the power generation business in India. SEL commenced construction of its 2,400 MW thermal coal-based commercial power facility in the State of Orissa in Eastern India.
In July 2008, following a competitive bidding process in which SEL was selected as the successful bidder, SEL acquired a 100% ownership interest in Talwandi Sabo Power Limited (“TSPL”), a Company created by the Punjab State Electricity Board of India for the purpose of undertaking a 1,980 MW (comprising three units of 660 MW each) thermal coal-based commercial power project in the State of Punjab, India. TSPL is a development stage enterprise in the process of constructing the power plant.
2. Basis of preparation of financial statements
Basis of preparation
These consolidated financial statements for the year ended March 31, 2010, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”). These are the Company’s first IFRS annual consolidated financial statements and IFRS 1, “First Time Adoption of International Financial Reporting Standards”, has been applied.
These consolidated financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all years presented unless otherwise stated.
The Company has adopted all issued IFRS standards and the adoption was carried out in accordance with IFRS 1. The transition was carried out from generally accepted accounting principles in the United States of America (“U.S. GAAP”) or “Previous GAAP”, as defined in IFRS 1. Until the adoption of IFRS, the Company’s financial statements that were included in its reports filed with or furnished to the U.S. Securities and Exchange Commission were prepared in accordance with U.S. GAAP.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Company is provided in Note 4. This note includes reconciliations of equity and total comprehensive income for comparative years under U.S. GAAP, or Previous GAAP to those reported for those years under IFRS.
Basis of measurement
The consolidated financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short term investments and available-for-sale financial investments and defined benefit pension obligations that have been measured at fair value.
Recently issued accounting pronouncements
At the date of authorization of these consolidated financial statements, the following standards interpretations and amendments, which have not been applied in these financial statements, were in issue but were not yet effective:
     In April 2009 and May 2010, the IASB issued “Improvements to IFRS” — a collection of amendments to certain IFRSs — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2010 and January 1, 2011 respectively, although entities are permitted to adopt them earlier. The Company is currently evaluating the impact, if any, the adoption of these improvements will have on the Company’s consolidated financial statements.
Improvements to IFRSs issued in April 2009 approved amendments to:
IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”
IFRS 8, “Operating Segments”
IAS 1 (Revised 2007), “Presentation of Financial Statements”
IAS 7, “Statement of Cash Flows”
IAS 17, “Leases”
IAS 18, “Revenue”
IAS 36, “Impairment of Assets”
IAS 38, “Intangible Assets”
IAS 39, “Financial Instruments: Recognition and Measurement”
IFRIC Interpretation 9, “Reassessment of Embedded Derivatives”
Improvements to IFRSs issued in May 2010 approved amendments to:
IFRS 3 (Revised 2008) “Business Combinations”
IFRS 7 “Financial Instruments: Disclosures”
IAS 1(Revised 2007) “Presentation of Financial Statements”
IAS 27 (Revised 2008) “Consolidated and Separate Financial Statements”
IAS 34 “Interim Financial Reporting”
IFRS 3(Revised 2008), “Business Combinations”
In January 2008, the IASB issued IFRS 3 (Revised 2008), a revised standard on accounting for business combinations. This standard results in a comprehensive revision in the manner in which the acquisition method is applied. IFRS 3 (Revised 2008) requires all the acquisition-related costs to be recognized as period expenses and generally written-off rather than added to goodwill. Costs incurred to issue debt or equity securities will continue to be recognized in accordance with IAS 32 “Financial Instruments: Presentation”. Further IFRS 3 (Revised 2008):
•	Establishes the principle that a change in control is a significant economic event. Accordingly, acquisition accounting is applied only at the date that control is achieved. Consequently, goodwill is identified and net assets remeasured to fair value only in respect of the transaction that achieves control, and not in respect of any earlier or subsequent acquisitions of equity interests.

•	Requires the measurement of contingent consideration at fair value on the acquisition date. Subsequent changes in the fair value, except in certain situations, are recorded through the statement of income.

•	Provides an explicit option on an acquisition by acquisition basis, to measure any minority interest in an entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value.

•	Requires transactions in subsidiary equity interests between the parent and non-controlling interests (both acquisitions and disposals that do not result in a loss of control) to be accounted for as equity transactions.
This standard is effective for fiscal year beginning on or after July 1, 2009. Earlier adoption is permitted. The Company will apply this standard prospectively for all business combinations on or after April 1, 2010.
IFRS 9, “Financial Instruments”
In November 2009, the IASB issued IFRS 9, a new standard on the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of financial assets.
This new standard is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the Standard will have on the Company’s consolidated financial statements.
IAS 27 (Revised 2008), “Consolidated and Separate Financial Statements”
In January 2008, the IASB issued IAS 27 (Revised 2008), a revised standard on consolidation and separate financial statements. This standard requires the adoption of an economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for within equity as transactions with owners acting in their capacity as owners. No gain or loss is recognised on such transactions and goodwill is not re-measured. When control is lost, the parent derecognises all assets, liabilities and non controlling interests at their carrying amount with the gain or loss arising recognized in profit or loss. Any retained interest in the former subsidiary is recognised at its fair value at the date control is lost. This standard requires an entity to attribute their share of net profit and reserves to the non controlling interest even if this results in the non controlling interest having a deficit balance.
The standard is effective for fiscal year beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised 2008) is also early adopted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.
Amendment to standards early adopted
IFRS 7, “Financial Instruments-disclosures”
In January 2010, the IASB issued Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters (Amendment to IFRS 1). This amendment relieves first-time adopters of IFRSs from providing the additional disclosures introduced in March 2009 by Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The effective date of the amendment is July 1, 2010 with earlier application permitted. The Company decided to early adopt this amendment and accordingly, the fair value hierarchy disclosures required by IFRS 7 have not been disclosed as on April 1, 2008.
Going concern
The consolidated financial statements have been prepared in accordance with the going concern basis of accounting.
Convenience translation
The consolidated financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2010 have been translated into US dollars (“$”) at the noon buying rate of $1.00 = Rs. 44.95 in the City of New York for cable transfers of Indian

Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
3. Significant accounting policies
A. Basis of consolidation
The consolidated financial statements incorporate the results of SIIL and all its subsidiaries, being the entities that it controls. This control is normally evidenced when SIIL is able to govern an entity’s financial and operating policies so as to benefit from its activities or where SIIL owns, either directly or indirectly, the majority of an entity’s equity voting rights, unless it can be demonstrated that ownership does not constitute control.
The results of subsidiaries acquired or sold during the year are consolidated for the periods from, or to, the date on which control is transferred. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. Adjustments are made to bring any dissimilar accounting policies that may exist in line with Company’s policy.
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, have been eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated unless costs cannot be recovered.
B. Investments in associates
Investments in associates are accounted for using the equity method. An associate is an entity over which the Company is in a position to exercise significant influence over operating and financial policies and generally owns between 20% and 50% of the voting equity but is neither a subsidiary nor a joint venture. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate.
Investment in associates is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value is adjusted to reflect the Company’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of income and comprehensive income includes the Company’s share of associate’s results, except where the associate is generating losses, the Company’s investments in the associate has been written down to zero and the Company has no legal or constructive obligation to make any payments on behalf of the associate.
Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred.
C. Revenue recognition
Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes, excise duty and other indirect taxes. Revenues are recognised when all significant risks and rewards of ownership of the commodity sold are transferred to the customer and the commodity has been delivered to the shipping agent. Revenues from sale of by-products are included in revenue.
Certain of the Company’s sales contracts provide for provisional pricing based on the price on The London Metal Exchange (“LME”), as specified in the contract, when shipped. Final settlement of the prices is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and same is adjusted in revenue.
Dividend income is recognised when the right to receive payment is established. Interest income is recognised using an effective interest rate method.
D. Business combinations
Acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognized at their fair value at the acquisition date.
Excess purchase consideration, being the difference between the fair value of the consideration given and the fair value of the identifiable assets and liabilities acquired, is recorded as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the statement of income in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalized within 12 months of the acquisition date.

The interest of minority shareholders in the acquiree is initially measured at the minority interest’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.
Internally generated goodwill is not recognized.
E. Property, plant and equipment
(i). Mining properties
Exploration and evaluation expenditure is written off in the year in which it is incurred.
The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.
When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.
Stripping costs/secondary development expenditure incurred during the production stage of operations of an ore body is charged to the statement of income immediately.
In circumstances where a property is abandoned, the cumulative capitalized costs relating to the property are written off in the period.
Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.
(ii). Other property, plant and equipment
The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statement of income in the period in which the costs are incurred. Major inspection and overhaul expenditure is capitalized.
(iii). Assets in the course of construction
Assets in the course of construction are capitalized in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.
(iv). Depreciation
Mining properties and other assets in the course of development or construction, freehold land and goodwill are not depreciated. Capitalised mining properties costs are amortised once commercial production commences, as described in “Property, plant and equipment — mining properties”.
Other buildings, plant and equipment, office equipment and fixtures, and motor vehicles are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
— Operations	30 years
— Administration	50 years
Plant and equipment	10 - 20 years
Office equipment and fixtures	3 - 20 years
Motor vehicles	9 - 11 years

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the statement of income if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.
The Company reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change(s) is accounted for as a change in accounting estimate.
F. Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the statement of financial position.
G. Financial Instruments
(i). Non-derivative financial assets
The Company initially recognises loans and receivables and deposits on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.
The Company has the following non-derivative financial assets: financial asset investments, short-term investments, cash and cash equivalents, loans and receivables.
(a). Financial asset investments
Financial asset investments are classified as available for sale and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in other comprehensive income. Upon disposal or impairment of the investments, the gains and losses in other comprehensive income are recycled into the statement of income.
Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.
(b). Short term investments
Short term investments represent short-term marketable securities and other bank deposits with an original maturity between three to twelve months.
Short-term marketable securities are categorized as held for trading and are initially recognised at fair value with any gains or losses arising on remeasurement recognised in the statement of income.
(c). Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition.

(d). Loans and receivables
Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Trade receivables are stated at their transaction value as reduced by appropriate allowances for estimated irrecoverable amounts. The allowance accounts in respect of loans and receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the loans and receivables directly.
Loans and other receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short term receivables when the interest would be immaterial.
(ii). Non-derivative financial liabilities
The Company initially recognises debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.
The Company has the following non-derivative financial liabilities: Borrowings, Foreign currency convertible notes, trade and other payables.
(a). Borrowings
Interest bearing loans and borrowings are initially recorded at the proceeds received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the statement of income when the liabilities are derecognised as well as through the effective interest rate method (“EIR”) amortisation process.
Amortised cost is calculated by taking into account the finance charges, including premiums payable on settlement or redemption and direct issue costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the statement of income. The unamortised portion is classified with the carrying amount of debt.
(b). Foreign currency convertible notes
Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company according to the terms of the issue. The conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable notes issue costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.
Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in statement of income. The conversion option is presented together with the related liability.
(c). Trade and other payables
Trade and other payables are recognised at their transaction cost, which is its fair value, and subsequently measured at amortised cost.
(iii). Derivative financial instruments
In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.
Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent financial position dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedge relationship, the hedging instrument expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting,
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss. However, when a hedge of a forecast transaction subsequently results in recognition of a non financial asset, the associated cumulative gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of that asset. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in the other comprehensive income is transferred to statement of income.
Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the statement of income immediately.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the statement of income.
H. Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.
I. Borrowing costs
Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalized and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short term investments is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the year.
All other borrowing costs are recognized in the statement of income in the year in which they are incurred.
J. Impairment
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.
Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in other comprehensive income is transferred to the statement of income on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in other comprehensive income.
The allowance accounts in respect of trade and other receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the financial asset directly.

Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.
Impairment losses are recognized in the statement of income. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
K. Government grants
Government grants are not recognised until there is a reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Government grants relating to tangible fixed assets are treated as deferred income and released to the statement of income over the expected useful lives of the assets concerned. Other grants are credited to the statement of income as and when the related expenditure is incurred.
L. Inventories
Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:
•	purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis;

•	finished products are valued at raw material cost plus costs of conversion, comprising labor costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a FIFO basis; and

•	by-products and scrap are valued at net realisable value.
Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.
M. Taxation
Tax expense represents the sum of current tax and deferred tax.
Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.
Subject to exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes:
•	tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	deferred income tax is not recognised on goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income is recognised in other comprehensive income and not in the statement of income.
The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.
N. Retirement benefit schemes
The Company operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined separately each year for each plan using the projected unit credit method by independent qualified actuaries.
Actuarial gains and losses arising in the year are recognised in full in the statement of income for the year. For defined contribution schemes, the amount charged to the statement of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.
O. Share based payments
SIIL does not have any outstanding share based payments. Vedanta offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of SIIL and its subsidiaries. Vedanta recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the statement of income.
P. Provisions for liabilities and charges
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in the statement of income as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.
Q. Restoration, rehabilitation and environmental costs
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of income over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as a finance and other cost in the statement of income.
Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the statement of income as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

R. Foreign currency translation
The functional currency for each entity in the Company is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is the local currency of the country in which it operates.
In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value and are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the statement of income except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales, which are recognized in other comprehensive income.
For the purposes of the consolidated financial statements, items in the statement of income of those entities for which the Indian Rupees (functional currency of SIIL) is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related statements of financial position are translated at the rates as at the reporting date. Exchange differences arising on translation are recognised in other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the statement of income.
S. Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of SIIL by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.
T. Critical accounting judgments and estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:
i.	Note 9 and the accounting policy on property, plant and equipments- Mining reserve estimates and useful life of property, plant and equipment.

ii.	Note 18 and the accounting policy on impairment of assets:

In assessing the property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could impact on the carrying value of the assets.

iii.	Note 22 and the accounting policy on restoration, rehabilitation and environmental costs:

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalized when incurred reflecting our obligations at that time. A corresponding provision is created on the liability side. The capitalized asset is charged to the income statement over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.
iv.	Note 24 and the accounting policy on retirement benefit schemes

v.	Note 31 and 35 Contingencies:

The Company also has significant capital commitments in relation to various capital projects which are not recognized on the statement of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Company. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which Company involved, it is not expected that such contingencies will have a materially adverse effect on its financial position or profitability.

vi.	Note 8 and accounting policy on taxation:

In preparing consolidated financial statements, the Company recognises income taxes in each of the jurisdictions in which it operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

vii.	Note 10 and Note 35 (2) on investments in associate:

Consequent to ongoing delay in approval for the Niyamgiri mines, the Company has reviewed the carrying value of its investments in Vedanta Aluminium for impairment, and has concluded that no impairment is necessary based on the possible alternate sources of obtaining bauxite.
4. Explanation of transition to IFRS
As stated in Note 2, the Company’s consolidated financial statements for the year ended March 31, 2010 are the first annual consolidated financial statements prepared by the Company in order to comply with IFRS. The adoption of IFRS was carried out in accordance with IFRS 1, using April 1, 2008 as the transition date. The transition was carried out from U.S. GAAP, which was considered the Previous GAAP under IFRS. The effect of adopting IFRS has been summarized in the reconciliations provided below.
IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. In preparing these financial statements, the Company has applied following exemptions and exceptions in accordance with IFRS 1.
Exemptions from retrospective application
The following are the exemptions which the Company has opted to apply:
i.	Business combinations exemption — The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, to business combinations consummated prior to April 1, 2008.

ii.	Fair value hierarchy disclosure exemption — In January 2010, the IASB issued Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters (Amendment to IFRS 1). This amendment relieves first-time adopters of IFRSs from providing the additional disclosures introduced in March 2009 by Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The effective date of the amendment is July 1, 2010 with earlier application permitted. The Company decided to early adopt this amendment and accordingly, the fair value hierarchy disclosures required by IFRS 7 have not been disclosed as on April 1, 2008.
Exceptions from full retrospective application
i.	Derecognition of financial assets and liabilities exception — As per IAS 39, if a first time adopter derecognized non-derivative financial assets or non-derivative financial liabilities under its Previous GAAP as a result of a transaction that occurred before January 1, 2004, it shall not recognize those assets and liabilities under IFRS unless they qualify for recognition as a result of a later transaction or event. The Company did not re-recognize any such financial assets or liabilities which were derecognized before January 1, 2004 and hence, this exception is not applicable.

ii.	Hedge accounting exception — The Company did not have on the date of transition a hedging relationship of a type that does not qualify for hedge accounting under IAS 39. Hence, this exception is not applicable.

iii.	Estimates exception — Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise the estimates under IFRS except where estimates were required by IFRS and not required by Previous GAAP or estimates were required by Previous GAAP and not required by IFRS.

iv.	Assets classified as held for sale and discontinued operations — The Company has not classified any non-current asset as held for sale on or prior to the transition date and hence this exception is not applicable.
Reconciliations
The accounting policies as stated above have been applied in preparing the consolidated financial statements for year ended March 31, 2010, the consolidated financial statements for the year ended March 31, 2009, and the preparation of an opening IFRS statement of financial position as at April 1, 2008. In preparing its opening IFRS statement of financial position and financial statements for the year ended March 31, 2009, the Company has adjusted amounts reported in financial statements prepared in accordance with Previous GAAP.
An explanation of how the transition from Previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flow is set out in the following tables and the notes that accompany the tables.
a. Reconciliation of equity

		As at
Particulars	Notes	April 1, 2008	March 31, 2009
		(Rs. in millions)	(Rs. in millions)
Equity attributable to equity holders of the parent as per Previous GAAP		221,123	246,865
Minority interest		58,098	69,877

Adjusted equity as per Previous GAAP		279,221	316,742
Cash flow hedge — basis adjustment	1	—	1,336
Capitalization of major overhaul costs	2	15	276
Capitalization of exchange differences as an adjustment to interest costs	3	221	815
Capitalization of interest income /expense, net	4	(70)	(127)
Share in associate	5	(440)	2,351
Others		147	164
Tax adjustment	6	(101)	(954)

Equity as per IFRS		278,993	320,603

Equity attributable to equity holders of the parent		220,804	250,533
Minority interest		58,189	70,070
b. Reconciliation of total comprehensive income

		For the year ended
Particulars	Notes	March 31, 2009
		(Rs. in millions)
Comprehensive income attributable to:
Equity holders of the parent		29,057
Minority interest		12,277

Comprehensive income as per Previous GAAP		41,334
Capitalization of major overhaul costs	2	261
Capitalization of exchange differences as an adjustment to interest costs	3	594
Capitalization of interest income /expense (net)	4	(57)
Share in associate	5	2,791
Others		17
Tax adjustment	6	(854)

Total Comprehensive income as per IFRS		44,086

Attributable to:
Equity holders of the parent		31,708
Minority interest		12,378

c. Notes to reconciliations
Under IFRS, minority interest is reported as a separate item within equity. Previous GAAP required minority interest to be presented separately from equity. Under IFRS, the minority interest’s share of comprehensive income is presented as an allocation of comprehensive income whereas under the Previous GAAP, minority interest’s share of comprehensive income was considered in determining comprehensive income. This difference has resulted in an increase in the equity under IFRS by Rs. 58,098 million and Rs. 69,877 million as at April 1, 2008 and March 31, 2009, respectively and other comprehensive income by Rs. 12,277 million for the year ended March 31, 2009.
1.	Under Previous GAAP as well as under IFRS, the effective portion of changes in fair values of derivatives that are designated and qualify as cash flow hedges are recorded in the other comprehensive income. However, under IFRS, when a hedge of a forecast transaction subsequently results in recognition of a non financial asset, the associated cumulative gains and losses that were previously recognized in other comprehensive income can be removed from equity and included in the initial cost or other carrying amount of that asset, although such removal/adjustment of gains and losses are not included in other comprehensive income in the period of removal. The Company elected to follow this treatment under IFRS. Previous GAAP does not permit cumulative gains or losses of a cash flow hedge to be included in the initial cost or other carrying amount of the acquired asset. As a result of this difference, there is an increase in equity under IFRS by Rs. 1,336 million as at March 31, 2009.

2.	Under Previous GAAP, major overhaul costs incurred were fully expensed in the period in which they were incurred. Under IFRS, major overhaul costs incurred are capitalized as plant, property and equipment and are depreciated over the period of benefit expected and consequently affected the valuation of inventories.

This difference has resulted in an increase in the equity under IFRS by Rs. 15 million and Rs. 276 million as at April 1, 2008 and March 31, 2009, respectively and an increase in the comprehensive income under IFRS by Rs. 261 million for the year ended March 31, 2009.

3.	Under Previous GAAP, the capitalization of foreign exchange differences was not permitted and the same was recorded in the statement of income in the period in which they were incurred. Under IFRS, foreign exchange differences can be capitalized to the extent that they are regarded as an adjustment to interest costs.

The aforementioned difference has resulted in an increase in the equity under IFRS by Rs. 221 million and Rs. 815 million as at April 1, 2008 and March 31, 2009, respectively and an increase in comprehensive income under IFRS by Rs. 594 million for the year ended March 31, 2009.

4.	Under Previous GAAP, interest expenses were capitalized only to the extent directly attributable to expenditure incurred during the construction period of the qualifying project. When interest income was earned on any surplus funds it was recorded within the statement of income in the period earned, along with any interest expense incurred not capitalized as part of the qualifying asset. Under IFRS, interest income on surplus funds borrowed in respect of qualifying assets, and interest expense incurred in relation to borrowings incurred for qualifying assets are capitalized to the qualifying asset..

The aforesaid differences have resulted in a decrease in the equity under IFRS by Rs. 70 million and Rs. 127 million as at April 1, 2008 and March 31, 2009 respectively and a decrease in comprehensive income under IFRS by Rs. 57 million for the year ended March 31, 2009.

5.	The difference in the share of profit of the associate between the Previous GAAP and IFRS arises mainly on account of the treatment of exchange differences to the extent regarded as an adjustment to interest cost. This difference in treatment resulted in a decrease in the equity under IFRS by Rs. 440 million and an increase by Rs. 2,351 million as at April 1, 2008 and March 31, 2009, respectively and an increase in the comprehensive income under IFRS by Rs. 2,791 million for the year ended March 31, 2009.

6.	Tax adjustments arises on account of deferred tax impact on the adjustments discussed in 1 to 5 above and on unrealised profits arising from inter-company transactions due to different approach on jurisdictional tax rate between IFRS and Previous GAAP. This has resulted in a decrease in the equity under IFRS by Rs. 101 million and Rs. 954 million as at April 1, 2008 and March 31, 2009, respectively and a decrease in the comprehensive income under IFRS by Rs. 854 million for the year ended March 31, 2009.

There were no material reconciliation items between cash flows prepared under Previous GAAP and those prepared under IFRS.
5. Revenue

	For the year ended March 31,
	2009	2010	2010
			(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)

Gross revenue	228,487	256,943	5,716.2
Less: excise duty	(16,295)	(12,040)	(267.9)

Revenue, net of excise duty	212,192	244,903	5,448.3

6. Investment and other income

	For the year ended March 31,
	2009	2010	2010
			(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)

Dividend income on financial assets held for trading	9,030	5,966	132.7
Fair value gain on financial assets held for trading	2,254	2,741	61.0
Interest income on bank deposits	2,518	2,389	53.1
Interest income on loans and receivables	2,179	4,925	109.6
Foreign exchange gain /(loss)	2,881	(1,997)	(44.4)
Capitalisation of interest income(1)	(90)	(213)	(4.7)

	18,772	13,811	307.3

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.
7. Finance and other costs

	For the year ended March 31,
	2009	2010	2010
			(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)

Interest on borrowings other than convertible notes	3,703	4,037	89.8
Interest on convertible notes	—	890	19.8
Bank charges	778	620	13.8
Unwinding of discount on provisions	17	11	0.2
Gain on fair valuation of conversion option	—	(587)	(13.0)
Foreign exchange loss/(gain) on foreign currency borrowings	2,785	(3,395)	(75.5)
Other	249	52	1.1
Capitalisation of finance costs(1)	(1,288)	(1,842)	(41.0)

	6,244	(214)	(4.8)

Notes:

(1)	Capitalisation of finance costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets.

The rate for capitalisation of interest relating to general borrowings was approximately NIL and 12.68% for the year ended March 31, 2009 and 2010 respectively.

(2)	Finance costs include Rs.3,703 million and Rs. 4,927 million ($109.6 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the year ended March 31, 2009 and 2010 respectively.
8. Income Tax expenses
Overview of the Indian direct tax regime
     Indian companies are subject to Indian income tax on a standalone basis. Each entity is assessed for tax on taxable profits determined for each fiscal year beginning on April 1 and ending on March 31. For each fiscal year, a company’s profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).
     Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India

(“Indian GAAP”) adjusted in accordance with the provisions of the Indian Income Tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and cess. The combined Indian statutory tax rate for the financial year 2009-10 and 2010-11 is 33.99% and 33.2175% respectively.
     MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing statutory income tax. MAT is assessed at 15% plus a surcharge and cess. The combined Indian statutory tax rate of MAT is 17.0%. MAT paid during a year can be set off against regular income taxes within a period of seven years succeeding the assessment year in which MAT credit arises.
     Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenges by the tax authorities. There are appeals procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved in the High Court or the Supreme Court.
     There are various tax exemptions or tax holidays available to companies in India. The most important to the Company are:
•	The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated areas of India can benefit from a tax holiday. A typical tax holiday would exempt 100.0% of the profits from the undertaking for five years, and 30.0% for five years thereafter.

•	The power plants’ exemption — Profits on newly constructed power plants can benefit from a tax holiday. A typical holiday would exempt 100.0% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company.

•	Wind power plant’s exemption — Profits are exempt from income tax for any continuous block of 10 years in the first 15 years of operations. Accelerated depreciation of 80% is available in the first year of operations.

•	Export Oriented Unit’s exemption — Profits from units designated as an Export Oriented Unit, from where goods are exported out of India, are exempt from tax upto March 2011.
The effect of such tax holidays were Rs. 5,942 Million (impact on basic EPS- Rs.2.1), Rs.7,943 Million ($176.7 million) (impact on basic EPS Rs. 2.5) ($0.1 )for the year ended March 31, 2009 and 2010 respectively.
     Business losses can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year for which the loss was first computed. Unabsorbed depreciation can be carried forward for an indefinite period.
The major components of income tax expense for the year ended March 31 2009 and 2010 are indicated below:
     (a) Consolidated statement of income

	For the year ended March 31,
	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Current tax:
Current tax on profit for the year	8,954	11,492	255.7
Credits in respect of current tax for earlier years	(913)	(129)	(2.9)

Total current tax	8,041	11,363	252.8

Deferred tax:
Origination and reversal of temporary differences	(259)	2,287	50.9
Reduction in tax rate	—	(403)	(9.0)

Total deferred tax	(259)	1,884	41.9

Tax expense for the year	7,782	13,247	294.7
Effective income tax rate (%)	14.8%	18.9%	18.9%

     (b) Consolidated statement of other comprehensive (loss)/ income

	2009	2010	2010
	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)

Deferred tax (credit)/charge on:
— cash flow hedges	(381)	174	3.8
— reclassification adjustments on cash flow hedges	2	381	8.5
— share in consolidated other comprehensive (loss)/income of associate	(300)	246	5.5

	(679)	801	17.8

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory income tax rate to recognised income tax expense for the year indicated are as follows:

	For the year ended March 31,
	2009	2010	2010
			(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)

Accounting profit before tax	52,458	69,910	1,555.3
Tax at Indian statutory income tax rate of 33.99%	17,831	23,762	528.6
Disallowable expenses	13	323	7.2
Non-taxable income	(3,344)	(2,932)	(65.2)
Tax holidays and similar exemptions	(5,942)	(7,943)	(176.7)
Change in deferred tax balances due to the change in income tax rates from 33.99% to 33.2175%	—	(403)	(9.0)
Effect of tax rates differences of subsidiaries operating in other jurisdictions	(176)	(48)	(1.1)
Dividend distribution tax	126	191	4.3
Unrecognised MAT credit	520	404	9.0
Credit in respect of previous years	(913)	(129)	(2.9)
Utilisation of tax losses	(333)	(355)	(7.9)
Deferred tax assets write down as no longer recoverable	—	377	8.4

	7,782	13,247	294.7

There are certain income-tax related legal proceedings which are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.
Deferred tax assets/liabilities
The Company has recognised significant amounts of deferred tax. The majority of the deferred tax liabilities represent accelerated tax relief for the depreciation of capital expenditure and the depreciation on mining reserves.
Significant components of deferred tax assets/liabilities recognized in statement of financial position are as follows:

	Rs. In millions
				Exchange
				difference
	Opening	Charged/		transferred to
	balance as	(credited) to	Charged/	translation of	Total as at
Significant components of deferred tax	at April 1,	Statement of	(credited)	foreign	March 31,
liabilities/(assets)	2008	income	to equity	operation	2009

Share in profit or loss of associate	39	(1,074)	(300)	—	(1,335)
Property, plant and equipment	16,207	243	—	(3)	16,447
Voluntary retirement scheme	(32)	19	—	—	(13)
Employee benefits	(220)	(22)	2	—	(240)
Fair value of Derivative assets/ liabilities	(76)	76	(381)	—	(381)
Fair valuation of other assets/liabilities	427	(85)	—	(2)	340
Other temporary differences	(204)	584	—	(26)	354

	16,141	(259)	(679)	(31)	15,172

						US dollar in
	Rs. In millions					millions
				Exchange
				difference
	Opening	Charged/		transferred to
	balance as	(credited) to	Charged/	translation of	Total as at	Total as at
Significant components of deferred tax	at April 1,	Statement of	(credited)	foreign	March 31,	March 31,
liabilities/(assets)	2009	income	to equity	operation	2010	2010

Share in profit or loss of associate	(1,335)	1,089	246	—	—	—
Property, plant and equipment	16,447	1,498	—	3	17,948	399.3
Voluntary retirement scheme	(13)	6	—	—	(7)	(0.1)
Employee benefits	(240)	(67)	—	(1)	(308)	(6.8)
Fair value of Derivative assets/ liabilities	(381)	(1)	555	—	173	3.8
Fair valuation of other assets/liabilities	340	(44)	—	(2)	294	6.5
MAT credits entitlement	—	(93)	—	—	(93)	(2.1)
Other temporary differences	354	(504)	—	98	(52)	(1.1)

Total	15,172	1,884	801	98	17,955	399.5

Deferred tax assets and liabilities have been offset where they arise in the same legal entity and taxing jurisdiction but not otherwise.
Unused tax losses for which no deferred tax asset is recognized amount to Rs. 1,224 million and Rs 409 million ($9.1 million) as at March 31, 2009 and March 31, 2010 respectively .These relate primarily to loss on sale of short-term investments, which can be carried forward for a period of eight assessment years till March 31, 2018 . Such deferred tax asset has not been recognized on the basis that its recovery is not sufficiently certain in the foreseeable future.
The Company had unused MAT credit amounting to Rs. 1,892 million and Rs. 2,296 million ($51.1 million) as at March 31, 2009 and 2010 respectively. Such tax credit has not been recognised on the basis that its recovery is not sufficiently certain in the foreseeable future.
As at April 1, 2008, March 31, 2009 and 2010, the Company has not recognised any deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries because the Company controls whether the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings were Rs. 153,874 million, Rs. 182,699 million and Rs. 232,056 million respectively as at April 1, 2008, March 31, 2009 and 2010.

9. Property, plant and equipments

	Rs. In millions						US dollar in millions
					Office
	Mining	Land	Plant and	Motor	equipments
	property	and building	equipments	vehicles	and fixtures	Total	Total

Cost
April 1, 2008	16,728	11,480	115,360	224	2,007	145,799	3243.6
Additions	64	635	8,121	75	139	9,034	201.0
Disposals/adjustments	—	(119)	(349)	(28)	(19)	(515)	(11.5)
Foreign exchange	(165)	1	(66)	—	(9)	(239)	(5.3)

April 1, 2009	16,627	11,997	123,066	271	2,118	154,079	3427.8

Additions	170	2,677	21,874	123	554	25,398	565.0
Disposals/adjustments*	—	(326)	(2,127)	(24)	(25)	(2,502)	(55.7)
Foreign exchange	638	2	314	2	37	993	22.1

March 31, 2010	17,435	14,350	143,127	372	2,684	177,968	3959.2

Accumulated depreciation and impairment
April 1, 2008	7,729	3,033	36,572	106	1,068	48,508	1,079.2
Charge for the year	1,190	323	6,364	18	119	8,014	178.3
Disposals/adjustments	—	(48)	(126)	(10)	(16)	(200)	(4.4)
Foreign exchange	(162)	—	(73)	—	(6)	(241)	(5.4)

April 1, 2009	8,757	3,308	42,737	114	1,165	56,081	1,247.7

Charge for the year	793	344	6,697	28	188	8,050	179.1
Disposals/adjustments*	—	(292)	(1,550)	(9)	(23)	(1,874)	(41.7)
Foreign exchange	636	1	291	—	26	954	21.2

March 31, 2010	10,186	3,361	48,175	133	1,356	63,211	1,406.3

					Office
	Mining	Land	Plant and	Motor	equipments
	property	and building	equipments	vehicles	and fixtures	Total	Total

Property, plants and equipment as at:
April 1, 2008	8,999	8,447	78,788	118	939	97,291	2,164.4
Assets under construction						24,408	543.0

Total						121,699	2,707.4

March 31, 2009	7,870	8,689	80,329	157	953	97,998	2,180.2
Assets under construction						68,530	1524.6

Total						166,528	3,704.8

March 31, 2010	7,249	10,989	94,952	239	1,328	114,757	2,553.0
Assets under construction						111,872	2,488.8

Total						226,629	5,041.8

March 31, 2010 (US dollar in millions)	161	244.4	2,112.4	5.3	29.6

*	Adjustments refer to classification of certain property, plant and equipments as assets held for sale, refer Note 18
Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.
Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 19 on “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 1,198 million and Rs. 1,629 million ($36.3 million) for the years ended March 31, 2009 and 2010, respectively.

10. Investment in associate
Vedanta Aluminium is a non public entity engaged in the production of metallurgical grade alumina and other aluminium products. Vedanta Aluminium cater to a wide spectrum of industries and has its presence in Jharsuguda and Lanjigarh, in the state of Orissa. The Company owns a 29.5% interest in Vedanta Aluminium. Vedanta owns the remaining 70.5% interest.
The Company’s investment in Vedanta Aluminium consists of the following:

	As at April 1	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)

Equity investment	3,085	1,701	4,621	102.8
Optionally fully convertible debenture (“OFCD”) (1)	16,000	13,342	—	—

Total	19,085	15,043	4,621	102.8

(1)	Secured by way of first charge on immovable properties of Vedanta Aluminium and was convertible at the option of the Company based on the fair value of the shares. In September 2008, out of Rs. 16,000 million of investments in OFCD, Rs. 2,658 million had been converted into 1,772,268 equity shares of Rs. 10 each at a premium of Rs. 1,490 per share. During the year 2009-10, the balance proceeds due against the OFCD were received by the Company.
Summarized consolidated financial information in respect of Vedanta Aluminium is as follows:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)

Current assets	7,277	15,843	22,681	504.6
Non-current assets	80,879	147,440	244,867	5,447.5

Total assets	88,156	163,283	267,548	5,952.1

Current liabilities	14,321	79,107	149,486	3,325.6
Non-current liabilities	63,376	78,408	102,398	2,278.0

Total liabilities	77,697	157,515	251,884	5,603.6

	For the year ended March 31,
	2009	2010	2010
			(US
	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)
Total revenue	2,069	14,852	330.4
Operating (loss)/profit	(1,011)	738	16.4
(Loss)/profit for the year	(10,712)	6,952	154.7

Share in consolidated (loss)/profit of associate	(3,160)	2,051	45.6
Share in consolidated other comprehensive (loss)/income of associate, net of tax	(582)	799	17.7
Share in associate towards adjustment in amount transferred to initial carrying amount of property, plant and equipments	—	(177)	(3.9)

11. Financial assets investments
Financial asset investments represent investments classified and accounted for as available-for-sale investments
Movements:

	2009	2010	2010
			(US
	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)
Beginning of the year,	1,123	1,044	23.2
Changes in fair value	(79)	318	7.1

As at March 31,	1,044	1,362	30.3

Available for sale financial assets consists of the following:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)

Quoted	139	60	378	8.4
Unquoted	984	984	984	21.9

	1,123	1,044	1,362	30.3

Quoted investments represent investments in equity securities that present the Company with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active market.
Unquoted investments are held at cost and principally represent an investment in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited. The fair value of unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.
12. Other non-current assets

	As at April 1,	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)
Loans to associate	—	8,490	8,890	197.8
Other non-current assets	1,274	1,161	1,337	29.7

	1,274	9,651	10,227	227.5

13. Inventories
Inventories consist of the following:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)
Raw materials and consumables	18,470	12,688	15,908	353.9
Work-in-progress	13,578	10,845	12,847	285.8
Finished goods	1,325	1,075	1,067	23.7

	33,373	24,608	29,822	663.4

Inventories with a carrying amount of Rs. 27,824 million, Rs. 18,528 million and Rs. 4,419 million ($98.3 million) have been pledged as security against certain bank borrowings of the Company as at April 1, 2008, March 31, 2009 and 2010, respectively.

14. Trade and other receivables
Trade and other receivables (net of allowances) consist of the following for the year indicated:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)
Trade receivables	13,551	7,771	4,963	110.4
Trade receivables from associate	907	1,035	634	14.1
Trade receivables from other related parties	1,330	599	423	9.4
Loans to associate	3,965	6,850	95,709	2,129.2
Loans to other related parties	—	5,364	6,805	151.4
Balance with Government authorities	1,039	1,215	2,589	57.6
Prepayments	142	157	624	13.9
Claims/refunds receivable	2,351	3,416	3,365	74.9
Advances for supplies	2,830	2,315	1,525	33.9
Other receivables	1,665	3,589	2,270	50.5

	27,780	32,311	118,907	2,645.3

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions for receivables from associate and other related parties, refer Note 33 on related party disclosure.
Trade receivables with a carrying value of Rs. 11,002 million, Rs. 7,397 millions and Rs. 1,430 million ($31.8 million) have been given as collaterals towards borrowings as at April 1, 2008, March 31, 2009 and 2010 respectively.
Allowances for impairment of trade and other receivables
The change in the allowance for impairment of trade and other receivables is as follows:

	2009	2010	2010
			(US
	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)

Balance at the beginning of the year	172	184	4.1
Allowance made during the year	14	57	1.3
Written off	(2)	(11)	(0.3)

Closing balance as at March 31,	184	230	5.1

15. Short term investments
Short term investments consist of the following:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)
Bank deposits	801	50,326	31,296	696.2
Other investments	155,163	137,741	179,726	3,998.4

	155,964	188,067	211,022	4,694.6

Other investments include mutual fund investments and certificate of deposits and are fair valued through the statement of income. Bank deposits are made for periods of between three months and one year depending on the cash requirements of the Company and earn interest at the respective deposit rates.
The Company has pledged short term investments of Rs. 1,600 million, Rs. 1,765 million and Rs. 64 million ($1.4 million) as at April 1, 2008, March 31, 2009 and 2010 respectively, to secure certain banking facilities.

16. Restricted cash and cash equivalents
Restricted cash and cash equivalents consist of the following:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)
Cash at banks	59	61	60	1.3
Short-term deposits	—	1,950	—	—

	59	2,011	60	1.3

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures.
Short term deposits have been pledged with banks for credit facilities.
17. Cash and cash equivalents
Cash and cash equivalents consist of the following:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
				(US
	(Rs. in	(Rs. in	(Rs. in	dollars in
	millions)	millions)	millions)	millions)
Cash at banks and in hand	2,349	1,222	1,789	39.8
Short-term deposits	10,014	1,479	232	5.2

	12,363	2,701	2,021	45.0

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
18. Assets held for sale
In the year ended March 31, 2010, the Company recognized assets amounting to Rs. 188 million as assets held for sale. Such assets related to the Company’s aluminum segment.
A description of the assets held for sale is as follows:

	As at March 31, 2010
		Accumulated depreciation
	Gross value	and impairment	Carrying value
		(Rs. in millions)

Building	192	179	13
Plant and machinery	1,254	1,079	175

Total	1,446	1,258	188

The relatively high cost of operation of BALCO’s Plant I 100,000 tpa smelter which used the Vertical Stud Soderberg (“VSS”) technology at Korba and the steep decline in LME prices made the existing operations at the smelter unviable. Consequently, operations at the smelter were being phased out of production commencing in February 2009 and operations at the smelter ceased on June 5, 2009.
Consequently, the Company recognised Plant 1 smelter assets at Korba, the main receiving station and distribution system used in the above mentioned smelter, Fume treatment plant (“FTP”), Profile tube shop and Bidhan Bagh Unit under the head “Assets held for sale”. The Company obtained approval for dismantling and disposing of these assets from the appropriate level of management. Part of the assets recognised as held for sale with a carrying value of Rs. 122 million have been disposed off. The balance disposal is expected to be completed by December 2010
The carrying value of FTP is Rs. 343 million and its net realizable value is Rs. 17 million. Consequently, an impairment loss of Rs. 326 million was recognized in the statement of income as part of administration expenses. The estimated fair value less costs to sell of the other assets held for sale is Rs. 383 million as at March 31, 2010 and the carrying value is Rs. 171 million. Since the estimated fair value less costs to sell of these assets is higher than the carrying value, no impairment was recognized. The carrying value of the assets has been shown separately in the statement of financial positions.

19. Borrowings
Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.
Short-term borrowings consist of:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
	(Rs. in	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)	millions)
Banks and financial institutions	6,119	7,031	6,942	154.4
Current portion of long-term borrowings(1)	4,071	13,171	12,179	271.0

Short-term and current portion of long term borrowings	10,190	20,202	19,121	425.4
Weighted average interest rate on short-term borrowings	4.6%	6.8%	4.1%	4.1%
Unused line of credit on short-term borrowings	46,393	65,095	121,507	2,703.2
Long-term borrowings consist of:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
	(Rs. in	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)	millions)
Banks and financial institutions	12,293	20,128	26,840	597.1
Non-convertible debentures	1,000	5,996	6,000	133.5
Convertible notes	—	—	22,226	494.4
Others(1)	727	1,431	691	15.4

Long-term borrowings	14,020	27,555	55,757	1,240.4
Less: Current portion of long-term borrowings(1)	(4,071)	(13,171)	(12,179)	(271.0)

Long-term borrowings, net of current portion	9,949	14,384	43,578	969.4

Note:

(1)	Include debts outstanding to related parties of Rs. 281 million, Rs. 851 million and Rs. Nil as at April 1, 2008, March 31, 2009 and March 31, 2010, respectively.
The scheduled maturity of long term borrowings is summarised below:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
	(Rs. in	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)	millions)
Borrowings repayable
Within one year (included in short-term borrowing)	4,071	13,171	12,179	271.0
In the second year	3,527	2,557	5,956	132.5
In two to five years	5,414	7,131	32,522	723.5
After five years	1,008	4,696	5,100	113.4

	14,020	27,555	55,757	1,240.4

Major borrowings are as follows:
Working capital loans
The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and bank guarantees. Amounts due under working capital loans as at April 1, 2008, March 31, 2009 and March 31, 2010 were Rs. 6,119 million, Rs. 2,531million and Rs. 1,337 million ($29.7 million), respectively. The working capital loan of Rs. 1,337 million outstanding as at March 31, 2010 consist of Rs. 903 million ($20.1 million) under a US dollar denominated PCFC loan, and Rs. 434 million ($9.6 million) under a cash credit facility. Interest on the PCFC facility is based on the London Inter-Bank Offer Rate, or LIBOR, plus 75 basis points. Weighted average interest on cash credit facility is 14.22%. The working capital loans are secured against the inventories and trade receivables except for PCFC facility as at March 31, 2010 which is unsecured.
Foreign currency loans
The Company had a US dollar denominated unsecured term loan facility of $67.6 million, the purpose of which was to refinance foreign currency loans with various banks. Amounts due under this facility as of April 1, 2008 was Rs. 1,147 million. The said loan has since been repaid.

The Company had entered into an unsecured term loan facility consisting of Japanese yen, the purpose of which was to refinance foreign currency borrowings made in earlier periods. The balances under this facility as of April 1, 2008 were Rs. 443 million. The said loan is since been repaid.
In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $25.0 million from DBS Bank Ltd, arranged by DBS Bank Ltd, Mumbai Branch, to meet its capital expenditure requirement on projects. The rate of interest payable on this facility is LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as at March 31, 2009 and March 31, 2010 was $25.0 million (Rs. 1,128 million).
In June 29, 2009, Sterlite Energy entered into US dollar denominated secured term loan facility of $140.0 million (Rs. 6,496 million) with India Infrastructure Finance (UK) Company Limited as lender and SBI as facility agent to finance the costs of purchasing machinery and equipment from overseas, supplied in connection with the building of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The rate of interest payable under this facility is six-month LIBOR plus 480 basis points from August 2009. 60% of the loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility, 36% of the loan amount is repayable at the end of 12 years from June 29, 2009 in a single installment and the balance 4% of the outstanding loan is repayable in eight quarterly installments commencing from December 2022. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. As at March 31, 2010, Sterlite Energy has not drawn down on the loan.
Term loans
As at March 31, 2010, the Company had nine term loans which consist of two syndicated term loan from Royal bank of Scotland (formerly known as ABN AMRO Bank N.V), or RBS, two term loans from ICICI Bank Limited, or ICICI Bank, one term loan from the State Bank of India, or SBI, one term loan from Punjab National Bank, or PNB, one term loan from Jammu and Kashmir Bank, or J&K Bank, one syndicate term loan from SBI and one term loan from the Allahabad Bank.
In September 2003 and August 2004, BALCO obtained two syndicated Indian Rupee fixed rate term loan facilities from RBS totaling Rs. 17,000 million to meet capital expenditure requirements of projects, of which Rs. 15,904 million has been drawn down at an average interest rate of 7.3% per annum. The weighted average interest rate on the loan outstanding is 7%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and on other than current assets of BALCO. The first loan of Rs. 10,000 million was repayable in 12 quarterly installments beginning in January 2007 and has been repaid in October 2009. No amount is outstanding under first loan of Rs.10,000 million as on March 31, 2010. The second loan of Rs. 7,000 million, of which Rs. 5,904 million has been drawn down, is repayable in eight quarterly installments commencing from May 2009. An amount of Rs. 4,394 million was repaid under the second loan as at March 31, 2010. As at April 1, 2008, March 31, 2009 and March 31, 2010, the balances due under the loans were Rs. 7,599 million, Rs. 5,287 million and Rs. 1,510 million ($33.6 million), respectively.
Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited or “IFL” in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate or (“I-BAR”). The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to SIIL pursuant to the novation agreement, has an effective interest rate of 10.5% from December 2009, and is repayable in 12 quarterly installments beginning from November 2008, of which Rs. 371 million was paid by March 31, 2010. The second loan of Rs. 250 million has an effective interest rate of 11.0% per annum is repayable in 16 quarterly installments beginning from November 2008, of which Rs. 94 million was repaid by March 31, 2010. As at March 31, 2010, SIIL had repaid Rs. 465 million of these loans, out of the total loan amount of Rs. 1,023 million. As at March 31, 2009 and March 31, 2010, the balances due under the two loans were Rs. 868 million and Rs. 558 million ($12.4 million), respectively. These loans are unsecured.
In September 2008, Sterlite Energy obtained an unsecured Indian Rupee term loan facility from IDBI totaling Rs. 5,000 million. The first draw down of Rs. 1,500 million was made in September 2008 and the second draw down of Rs. 1,000 million was obtained in December 2008. Interest on this facility is based on IDBI prime lending rate (“PLR”) less 225 basis points. As at March 31, 2010, the loans has been repaid and the balance due was nil.
In February 2009, Sterlite Energy obtained an Indian Rupee term loan facility of Rs. 5,000 million from SBI, of which Rs. 2,000 million had been drawn down. The interest rate of the loan is 75 basis points lower than the State benchmark advance lending rate or (“SBAR”). The purpose of the loan is to meet capital expenditure requirements on projects. As at March 31, 2010, the balance due under the loan was Rs. 2,000 million ($44.5 million). This is an unsecured loan.
In June 2009, Sterlite Energy obtained an Indian Rupee term loan facility of Rs. 1,500 million from PNB, of which Rs. 740 million had been drawn down. The interest rate of the loan is 75 basis points lower than SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As at March 31, 2010, the balance due under the loan was Rs. 740 million ($16.5 million). This is an unsecured loan.
In June 2009, Sterlite Energy obtained an Indian Rupee term loan facility of Rs. 1,000 million from J&K Bank, of which Rs. 200 million had been drawn down. The interest rate of the loan is 25 basis points below SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As at March 31,2010, the balance due under the loan was Rs. 200 million ($4.4 million). This is an unsecured loan.
In June 29, 2009, Sterlite Energy entered into an Indian Rupee term loan facility from a syndicate of banks, with SBI acting as facility agent, of Rs. 55,690 million ($1,238.9 million), to finance the cost of building a 2,400 MW thermal coal-based power facility at Jharsuguda in the State of Orissa. The interest rate is 25 basis points below SBAR. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. The loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility. As at March 31, 2010, Sterlite Energy has not drawn down on this facility All amounts drawn down by Sterlite Energy under the loan facilities granted by IDBI, SBI, PNB and J&K Bank will be deemed to be a draw down under this loan facility from the initial draw down date of this facility.
In December, 2009, Sterlite Energy obtained an Indian Rupee term loan facility of Rs. 1,500 million from Allahabad Bank, which was fully draw down. On March 11, 2010 loan facility has been enhanced to Rs 2,000 million and the increased facility of Rs. 500 million has been draw down on March 31, 2010. The interest rate of the loan is 7%. Loan is for a period of 90 days from the date of disbursement which has been further rolled over for a period up to June 30, 2010. As at March 31, 2010, the balance due under the loan was Rs.2,000 million ($44.5 million). This is an unsecured loan.
Buyers’ credit
Sterlite Energy had utilized extended credit terms relating to purchases of property, plant and equipment for its projects. As at April 1, 2008, March 31, 2009 and March 31, 2010, the balance due under this facility was Rs. 3,047 million, Rs. 11,451 million and Rs. 13,717 million ($305.0 million), respectively. These loans bear interest at LIBOR plus 187 basis points. These are unsecured debts.
BALCO had utilized buyers’ credit facility for meeting project expenditure requirements. As at March 31, 2009 and March 31, 2010, the balances due under this facility were Rs. 1,260 million and Rs. 1,126 million ($25 million). These loans bear interest at LIBOR plus 75 basis points. These are unsecured debts.
In April 2009, BALCO obtained a one time capex letter of credit limit of $100 million from SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. The charge on movable assets has already been created and the creation of charge on immovable assets is under process. As at March 31, 2010, the balance due under this facility was Rs. 4,337 million ($96.5 million). The interest rate on this facility is LIBOR plus 200 basis points. The balance due under the said facility is repayable from November 2011 to April 2012. The facility was funded by SBI Hongkong and the Bank of Baroda London.
In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As at March 31, 2010, the balance due under this facility was Rs. 4,145 million ($92.2 million).The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from December 2011 to November 2012. The facility was funded by SBI Hongkong, SBI Singapore, the Bank of Baroda, London and DBS Bank, Singapore.
In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets to be imported under the facility. As at March 2010, the balance due under this facility was Rs. 930.0 million ($20.7 million).The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from November 2012 to December 2012. The facility was funded by SBI Tokyo, HSBC, Mauritius and The Bank of Baroda London.
HZL had utilized buyers’ credit facility for meeting project expenditure requirements. As at March 31, 2010 the balance due under this facility was Rs. 84 million ($1.9 million).This loan bear interest at LIBOR plus 80 basis points. This is unsecured debts.
Non-convertible debentures
In April 2003, SIIL issued Rs. 1,000 million ($22.2 million) Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million ($8.9 million), due in April 2010 and Tranche B, in the amount of Rs. 600 million ($13.3 million), due in April 2013. Interest payable on these debentures is linked to annualized Government of India securities rates plus 190 basis points. These debentures are secured by certain of the Company’s immovable properties.
In November 2008, BALCO issued Rs. 5,000 million ($111.2 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is

12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures.
During fiscal 2010, SIIL issued an aggregate Rs. 63,800 million ($1,419.4 million) unsecured redeemable non-convertible debentures to various mutual fund companies. The debentures were issued with maturity periods of less than 90 days from the date of issue. The interest rate on the debentures was linked to the National Stock Exchange of India’s overnight Mumbai Inter Bank Offer Rate, or MIBOR. The applicable interest rate was MIBOR plus 0.25% to 0.50% per annum. As at March 31, 2010, the debentures has been repaid and the balance due was nil.
Commercial papers
In May 2009, SIIL issued Rs. 7,500 million ($166.9 million) Indian Rupee denominated commercial papers to various mutual fund companies at a discount rate of 5.90% per annum. The effective discount rate was 5.81% per annum. Validity of the commercial paper was one year from the date of issue. As at March 31, 2010, the commercial papers has been repaid and the balance due was nil.
In January 2010, SIIL issued Rs. 5,000 million ($111.2 million) Indian Rupee denominated commercial papers to various mutual fund companies at a coupon rate of 3.25% per annum. The effective discount rate was 3.31% per annum. The commercial papers were issued for short periods and the maturity periods for all the commercial papers were March 26, 2010. As at March 31, 2010, the commercial papers has been repaid and the balance due was nil.
HZL issued Indian Rupee denominated commercial papers of Rs. 4,000 million, Rs. 5,000 million and Rs. 5,000 million in July 2009, October 2009 and January 2010, respectively, to various mutual fund companies. The coupon rate of commercial papers was 3.39% per annum, 3.15% per annum and 3.35% per annum, respectively and the effective discount rate was 3.37% per annum, 3.13% per annum and, 3.33% per annum, respectively. The commercial papers were issued for with a maturity periods of less than 90 days from the date of issue. As at March 31, 2010, the commercial papers have been fully repaid.
Convertible notes
Convertible Senior Notes (“Convertible Notes”) due 2014
On October 29, 2009, SIIL raised US$500 million by issue of 4.00% Convertible Senior Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares)* at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS . The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, SIIL has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which the company is required to pay contractually on October 30, 2014 is US$500 million, unless previously converted, redeemed or purchased and cancelled.
At inception, the difference between the proceeds received on issuance of the Convertible Notes and the fair value of the conversion option (which is an embedded derivative) has been allocated to the Convertible Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value recognised in the statement of income, and the Convertible Notes have been carried at amortised cost using an effective interest rate method.
The conversion option amounting to Rs. 5,963 million and un-amortised borrowing costs amounting to Rs.242 million as at March 31, 2010 are included along with the notes in statement of financial position. Change in the fair value of conversion option has been presented under Note 7 on Finance and other costs.

*	Prior to the bonus issue and share split of the equity share of the Company on June 25, 2010, each ADS represented one equity share.
20. Acceptances
Acceptances consist of:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in
				millions)

Payable under trade financing arrangements	27,033	35,829	29,901	665.2

	27,033	35,829	29,901	665.2

Acceptances comprise of unsecured credit availed from financial institutions for payment to suppliers for raw materials purchased by the Company. The arrangements are interest-bearing and are normally payable within 180 days. The fair value of acceptances is not materially different from the carrying values presented.

21. Trade and other payables
Trade and other payables consist of:

	As at April 1,	As at March 31,
	2008	2009	2010	2010
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in
				millions)

Trade payables	16,183	16,773	19,736	439.1
Advances from customers	617	1,335	1,838	40.9
Amount due to related party	946	1,982	1,216	27.1
Security deposit and retentions	611	4,095	9,971	221.8
Other payables	4,474	3,058	2,334	51.9

	22,831	27,243	35,095	780.8

Trade payables are non-interest bearing and are normally settled within 90 day terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory dues and others.
22. Provisions

	Restoration,
	rehabilitation
	and environmental	Others
	(a)	(b)	Total	Total
	(Rs. in millions)			(US dollars
				in millions

As at April 1, 2008	322	687	1009	22.4
Adjustments on account of change in discount rate	24	—	24	0.5
Charged to statement of income	—	50	50	1.1
Unwinding of discounts	17	—	17	0.4
Exchange differences	(15)	—	(15)	(0.3)

As at April 1, 2009	348	737	1,085	24.1

Additions	20		20	0.5
Disposal	(26)	—	(26)	(0.5)
Adjustments on account of change in discount rate	(4)	—	(4)	(0.1)
Credited to statement of income	—	(15)	(15)	(0.3)
Unwinding of discounts	11		11	0.2
Exchange differences	59	—	59	1.3

As at March 31, 2010	408	722	1,130	25.2

Classification as at April 1, 2008
Current	—	687	687	15.3
Non-current	322	—	322	7.1

	322	687	1,009	22.4

Classification as at March 31, 2009
Current	—	737	737	16.4
Non-current	348	—	348	7.7

	348	737	1,085	24.1

Classification as at March 31, 2010
Current	26	722	748	16.7
Non-current	382	—	382	8.5

	408	722	1,130	25.2

(a)	Restoration, rehabilitation and environmental

The provisions for restoration, rehabilitation and environmental represents the Company’s best estimate of the costs which will be incurred in the future to meet the obligations under the laws of the land, the terms referred to in the Company’s mining and other licences and contractual arrangements. These amounts become payable upon closure of the mines and are expected to be incurred over a period of 3 to 20 years.

(b)	Others

Other provisions comprise the Company’s best estimate of the costs based on the possibility of occurrence in the future to settle certain legal and tax claims outstanding against the Company, which exist primarily in India.
23. Other non-current liabilities
Non-current liabilities consist of:

	As at April 1,		As at March 31,
	2008	2009	2010	2010
				(US dollars in
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	millions)

Payable to related party	3,607	—	—	—
Security deposits and retentions	2,725	6,034	5,689	126.6

	6,332	6,034	5,689	126.6

24. Employee benefits
     The Company participates in defined contribution and benefit schemes, the assets of which are held (where funded) in separately administered funds.
For defined contribution schemes the amount charged to the statement of income is the total of contributions payable in the year.
For the defined benefit scheme, the cost of providing benefits is determined separately for each plan every year using the projected unit credit method. Actuarial gains and losses arising in the year are recognized in full in the statement of income of that year.
Defined contribution plans
     The Company contributed a total of Rs. 334 million and Rs 394 million ($8.8 million) for the years ended March 31, 2009 and 2010, respectively, to the following defined contribution plans:
Central provident fund
     In accordance with the Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2010) of an employee’s basic salary. These contributions are made to the fund administered and managed by the Government of India or to independently managed and approved funds. The Company has no further obligations under the plan beyond its monthly contributions which are charged to the statement of income in the period they are incurred. The benefits are paid to employees on their retirement or resignation from the Company.
Superannuation
     Superannuation, another pension scheme applicable in India, is applicable only to senior executives. SIIL and each relevant subsidiary holds a policy with Life insurance corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the statement of income in the period they are incurred.
Australian pension scheme
     The Company also participates in defined contribution pension schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.0% of an employee’s gross remuneration where the employee is covered by an industrial agreement and 12.0% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to income in the period they are incurred.
     The Company’s contribution to the Australian pension schemes aggregate to Rs. 34 million and Rs. 37 million ($0.8 million) for years ended March 31, 2009 and 2010 respectively.
Defined benefit plan
     Gratuity plan
     In accordance with the Payment of Gratuity Act of 1972, SIIL and its Indian subsidiaries provide a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment respectively, an amount based on the respective employee’s last drawn salary and the number of years of employment with the Company.
Based on an actuarial valuations, a provision is recognised in full for the projected obligation over and above the funds held in the scheme. In the case where there is no funding held by the scheme, full provision is recognised in the statement of financial position.
Principal actuarial assumptions used to calculate the defined benefit plan’s liabilities are:

	SIIL		HZL		BALCO
	2009	2010	2009	2010	2009	2010

Discount rate	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Expected rate of increase in compensation level of covered employees	5.0%	5.0%	5.0%	5.0%	5.0% for Executives, 3.0% Non Executives	5.0% for Executives, 3.0% Non Executives
Expected return on assets	7.5%	7.5%	9.5%	9.0%	NA	NA
The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.
The following table sets out the components of net benefit expenses recognized in the financial statements for the Gratuity plan:

	Year ended March 31
	2009	2010	2010
	Rs. in millions		US dollar in
			millions

Current service cost	(82)	(97)	(2.2)
Actuarial losses	(62)	(236)	(5.2)
Expected return on plan assets	77	87	1.9
Interest cost	(114)	(123)	(2.7)

Total charge	(181)	(369)	(8.2)

The Company’s obligations in respect of its defined benefit plan are as follows:

	As at April 1,	As at March, 31,
	2008	2009	2010	2010
	Rs. in millions			US dollar in
				millions

Fair value of plan assets (a)	870	981	1,121	25.0
Present value of defined benefit obligation (b)	(1,517)	(1,692)	(1,986)	(44.2)
Deficit in defined benefit obligations (a-b)	(647)	(711)	(865)	(19.2)
Comprising of:
Funded obligations	(956)	(1,084)	(1,384)	(30.8)
Unfunded obligations	(561)	(608)	(602)	(13.4)

The movement during the year ended March 31, 2009 and 2010 of the change in present value of the defined benefit obligation was as follows:

	As at March 31
	2009	2010	2010
	Rs. In millions		US dollar in
			millions

Balance at the beginning of the year	(1,517)	(1,692)	(37.6)
Current service costs	(82)	(97)	(2.2)
Benefits paid	89	168	3.7
Interest cost	(114)	(123)	(2.7)
Actuarial losses	(68)	(242)	(5.4)

As at March 31,	(1,692)	(1,986)	(44.2)

Movements in the fair value of the plan assets are as follows:

	As at March 31
	2009	2010	2010
			US dollar in
	Rs. In millions		millions

Balance at the beginning of the year	870	981	21.8
Contributions received	117	215	4.8
Benefits paid	(89)	(168)	(3.7)
Actuarial gains	6	6	0.2
Expected return on plan assets	77	87	1.9

As at March 31,	981	1,121	25.0

The percentage allocation fund value to various categories of financial assets maintained with LIC as at March 31, 2009 and 2010 are as follows:

	% allocation of plan assets
	As at March 31
Assets by category	2009	2010

Government securities	56.3	53.0
Debentures/Bonds	35.9	42.8
Equity instruments	6.0	4.0
Money market instruments	1.8	0.2

	100.0	100.0

Historical information related to experience adjustments:

	As at March 31
	2009	2010	2010
			US dollar in
	Rs. In millions		millions
Experience losses arising on plan liabilities	(68)	(242)	(5.4)
Experience gains arising on plan assets	6	6	0.1
The Company expects to contribute Rs. 238 million to the funded defined benefit plans in fiscal 2010.

25. Financial instruments
This section gives an overview of the significance of financial instruments for the Company and provides additional information on the statement of financial position. Details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.
Financial assets and liabilities:
The following table presents the carrying value and fair value of each category of financial assets and liabilities as at April 1, 2008, March 31, 2009 and 2010

	As at April 1, 2008
	Rs. In millions
				Available for	Derivatives	Total
		Held for	Loans and	sale financial	used for	carrying	Total fair
Financial assets	Cash	trading	receivables	assets	hedging	value	value

Financial assets investments
— at fair value	—	—	—	139	—	139	139
— at cost	—	—	—	984	—	984	*
Other non-current assets	—	—	1,274	—	—	1,274	896
Trade and other receivable	—	—	23,769	—	—	23,769	23,769
Short term investments
— Bank deposits	—	—	801	—	—	801	801
— Other investments	—	155,163	—	—	—	155,163	155,163
Derivative financial assets	—	—	—	—	1,627	1,627	1,627
Cash and cash equivalents including restricted cash	12,422	—	—	—	—	12,422	12,422

	12,422	155,163	25,844	1,123	1,627	196,179	194,817

In the statement of financial position and in Note 14 “Trade and other receivables” includes balances with governments authorities of Rs.1,039 million, prepayments of Rs. 142 million and advance for supplies of Rs. 2,830 million which are not financial assets and hence have been excluded from above table.

	As at April 1, 2008
	Rs. in millions
	Derivatives		Total
	used for	Amortised	carrying	Total fair
Financial liabilities	hedging	cost	value	value

Borrowings
— Short term	—	10,190	10,190	10,190
— Long term	—	9,949	9,949	9,040
Acceptances		27,033	27,033	27,033
Trade and other payables	—	22,214	22,214	22,214
Derivative financial liabilities	638	—	638	638
Payable to related party (Note 23)	—	3,607	3,607	3,607

Total	638	72,993	73,631	72,722

In the statement of financial position and in Note 21 “Trade and other payable” includes advances from customers of Rs.617 million which are not financial liabilities and hence have been excluded from the above table.

	As at March 31, 2009
	Rs. In millions
				Available for	Derivatives	Total
		Held for	Loans and	sale financial	used for	carrying	Total fair
Financial assets	Cash	trading	receivables	assets	hedging	value	value

Financial assets investments
— at fair value	—	—	—	60	—	60	60
— at cost	—	—	—	984	—	984	*
Other non-current assets	—	—	9,651	—	—	9,651	9,304
Trade and other receivable	—	—	28,624	—	—	28,624	28,624
Short term investments
— Bank deposits	—	—	50,326	—	—	50,326	50,326
— Other investments	—	137,741	—	—	—	137,741	137,741
Derivative financial assets	—	—	—	—	1,538	1,538	1,538
Cash and cash equivalents including restricted cash	4,712	—	—	—	—	4,712	4,712

	4,712	137,741	88,601	1,044	1,538	233,636	232,305

In the statement of financial position and in Note 14 “Trade and other receivables” includes balances with governments authorities of Rs.1,215 million, prepayments of Rs. 157 million and advance for supplies of Rs. 2,315 million which are not financial assets and hence have been excluded from above table.

As at March 31, 2009
	Rs. in millions
	Derivatives		Total
	used for	Amortised	carrying	Total fair
Financial liabilities	hedging	cost	value	value

Borrowings
—Short term	—	20,202	20,202	20,202
—Long term	—	14,384	14,384	14,102
Acceptances	—	35,829	35,829	35,829
Trade and other payables	—	25,908	25,908	25,908
Derivative financial liabilities	2,639	—	2,639	2,639

Total	2,639	96,323	98,962	98,680

In the statement of financial position and in Note 21 “Trade and other payable” includes advances from customers of Rs.1,335 million which are not financial liabilities and hence have been excluded from above table.

As at March 31, 2010
	Rs. In millions							US dollar in millions
				Available for	Derivatives	Total		Total
		Held for	Loans and	sale financial	used for	carrying	Total fair	carrying	Total fair
Financial assets	Cash	trading	receivables	assets	hedging	value	value	value	value

Financial assets investments
— at fair value	—	—	—	378	—	378	378	8.4	8.4
— at cost	—	—	—	984	—	984	*	21.9	*
Other non-current assets	—	—	10,227	—	—	10,227	9,913	227.5	220.5
Trade and other receivable	—	—	114,169	—	—	114,169	114,169	2,539.9	2,539.9
Short term investments
—Bank deposits	—	—	31,296	—	—	31,296	31,296	696.2	696.2
—Other investments	—	179,726	—	—	—	179,726	179,726	3,998.4	3,998.4
Derivative financial assets	—	—	—	—	115	115	115	2.6	2.6
Cash and cash equivalents including restricted cash	2,081	—	—	—	—	2,081	2,081	46.3	46.3

	2,081	179,726	155,692	1,362	115	338,976	337,678	7,541.2	7,512.3

In the statement of financial position and in Note 14 “Trade and other receivables” includes balances with governments authorities of Rs.2,589 million, prepayments of Rs. 624 million and advance for supplies of Rs. 1,525 million which are not financial assets and hence have been excluded from above table.

As at March 31 2010
	Rs. in millions				US dollar in millions
	Derivatives		Total		Total
	used for	Amortised	carrying	Total fair	carrying	Total fair
Financial liabilities	hedging	cost	value	value	value	value

Borrowings
—Short term	—	19,121	19,121	19,121	425.4	425.4
—Long term (other than convertible notes)	—	21,352	21,352	21,240	475.0	472.5
—Convertible notes	5,963	16,263	22,226	24,273	494.4	539.9
Acceptances	—	29,901	29,901	29,901	665.2	665.2
Trade and other payables	—	33,257	33,257	33,257	739.9	739.9
Derivative financial liabilities	669	—	669	669	14.9	14.9

Total	6,632	119,894	126,526	128,461	2,814.8	2,857.8

In the statement of financial position and in Note 21 “Trade and other payable” includes advances from customers of Rs.1,838 million which are not financial liabilities and hence have been excluded from above table.

*	The fair value of unquoted financial assets investments have been considered to be cost. Refer assumptions below.
Fair value hierarchy
The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The below tables summarise the categories of financial assets and liabilities as at March 31,2009 and 2010 measured at fair value:

As at March 31, 2009	(Level 1)	(Level 2)	(Level 3)
	Rs. In millions
Financial assets
At fair value through profit or loss
— Held for trading	137,741	—	—
— Derivative financial assets
—Commodity contracts	26	—	—
— Forward foreign currency contracts	—	1,512	—
Available for sale investments
—Financial asset investments held at fair value	60	—	—

	137,827	1,512	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity contracts	2,138		—
—Forward foreign currency contracts	—	501

	2,138	501	—

As at March 31, 2010	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	Rs. In millions			US$ in millions
Financial assets
At fair value through profit or loss
— Held for trading	179,726	—	—	3,998.4	—	—
— Derivative financial assets
—Commodity contracts	111	—	—	2.5	—
— Forward foreign currency contracts	—	4	—	—	0.1	—
Available for sale investments
—Financial asset investments held at fair value	378	—	—	8.4	—	—

	180,215	4	—	4,009.3	0.1	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities						—
—Commodity contracts	76	—	—	1.7	—	—
—Forward foreign currency contracts	—	593	—	—	13.2	—
— Embedded derivative on convertible notes	—	—	5,963	—	—	132.7

	76	593	5,963	1.7	13.2	132.7

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged or settled in a current transaction between willing parties.
The following methods and assumptions were used to estimate the fair values:
•	Short term marketable securities traded in active markets are determined with reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house.

•	Trade and other receivables (excluding deposits with governments and other prepayments) , trade and other payables and short term borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments

•	For all non current financial assets and financial liabilities, either the carrying value approximates the fair value or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Long-term fixed-rate and variable-rate borrowings are evaluated by the company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.
•	Accordingly the fair value of convertible notes as at March 31, 2010 is Rs. 24,273 million. For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

The fair value of the embedded derivative liability of convertible notes has been calculated using “Auxiliary Reversed Binomial Tree method” and using the following significant assumptions as at March 31, 2010:
•	the implied volatility as 38.3% ; and

•	the share price as US$ 18.6.
•	The fair value of quoted available-for-sale financial assets investments are derived from quoted market prices in active markets. Fair value in respect of unquoted equity instruments cannot be reliably measured and are stated at cost.

•	The Company enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2010 have been measured as at the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.
There were no transfers between Level 1 and Level 2 during the year.
Risk management
     The Company’s businesses are subject to several risks and uncertainties including financial risks.
     The Company’s documented risk management polices act as an effective tool in mitigating the various financial risks to which the business is exposed to in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty and concentration of credit risk and capital management. Risks are identified through a formal risk management programme with active involvement of senior management personnel and business managers at both the corporate and individual subsidiary level. Each operating subsidiary in the Company has in place risk management processes which are in line with the Company’s policy. Each significant risk has a designated ‘owner’ within Company at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated. The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Company’s Audit Committee. Key business decisions are discussed at the monthly meetings of the Executive Committee, an advisory committee empowered by the Company’s board of directors (the “Board”) which performs advisory function for board for decision making. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.
The risk management framework aims to:
•	improve financial risk awareness and risk transparency

•	identify, control and monitor key risks

•	identify risk accumulations

•	provide management with reliable information on the Company’s risk situation

•	improve financial returns
Treasury management
The Company’s treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.
Treasury management focuses on capital protection, liquidity maintenance and yield maximization. The treasury policies are approved by the Board and adherence to these policies is strictly monitored at the Executive Committee meetings. Day-to-day treasury operations of the subsidiary companies are managed by their respective finance teams within the framework of the overall Company’s treasury policies. Long-term fund raising including strategic treasury initiatives are handled by a central team while short-term funding for routine working capital requirements is delegated to subsidiary companies. A monthly reporting system exists to inform senior management of investments, debt, currency, commodity and interest rate derivatives. The Company has a strong system of internal control which enables effective monitoring of adherence to Company’s policies. The internal control measures are effectively supplemented by regular internal audits.
Commodity price risk
     The Company has historically limited the use of derivatives for commodity hedging. As much as possible, the Company tries to mitigate price risk through favorable contractual terms. Moreover, hedging is used purely as a risk management tool and, in some cases, strategically to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. These contracts are expected to reduce the volatility of cash flows in respect of highly probable forecast purchases or firm commitments attributable to the fluctuation in commodity price in accordance with the risk management approved by the Board.
Financial instruments with commodity price risk are entered into in relation to following activities:
•	economic hedging of prices realised on commodity contracts

•	purchases and sales of physical contracts

•	cash flow hedging of revenues

Aluminum
     The raw material is mined in India with sales prices linked to the LME prices. Currently, the Company does not undertake any hedging activities for its aluminum business.
Copper
     The Company’s custom smelting copper operations at Tuticorin is benefited from a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and the sale of finished copper. The Company’s policy on custom smelting is to generate margins from Treatment charges/Refining charges or “TCRCs”, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are actively managed to ensure that the gains or losses are minimised. The Company hedges this variability of LME prices and tries to make the LME price an indifference cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price. The Company also benefits from the difference between the amounts paid for quantities of copper content received and copper recovered in the manufacturing process, also known as ‘free copper’.
     The Company’s copper mines in Tasmania, Australia, supplies approximately 8% to 9% of the requirement of the custom copper smelter at Tuticorin. Hence, TCRCs are a major source of income for the Indian copper smelting operations. Fluctuations in TCRCs are influenced by factors including demand and supply conditions prevailing in the market for mine output. The Company’s copper business has a strategy of securing a majority of its concentrate feed requirement under long-term contracts with mines.
Zinc
     Raw material for zinc and lead is mined in India with sales prices linked to the LME prices. Currently a part of exports out of India is hedged through forward contracts or other instruments.
     This table illustrates the impact of a $100 movement in LME prices based on fiscal 2010 volumes, costs and exchange rates and provides the estimated impact on operating profit assuming all other variables remain constant.

$100 movement in LME price	Change in operating income
	(in millions)
Copper	Rs.	130.3	$2.9
Zinc		3,073.8	68.4
Aluminum		1,329.3	29.6

Total	Rs.	4,533.4	$100.9

     Further, the impact of change in copper LME for provisionally priced copper concentrate purchase at SIIL’s custom smelting operations is pass through in nature and as such will not have any impact on the profitability.
Financial risk
     The Company’s Board approved financial risk policies comprise liquidity, currency, interest rate and counterparty risk. In principle, the Company does not engage in speculative treasury activity but seeks to manage risk and optimize interest and commodity pricing through proven financial instruments.
(a) Liquidity
     The Company requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Company generates sufficient cash flows from the current operations which together with the available cash and cash equivalents and short term investments provide liquidity both in the short-term as well as in the long-term.
     The Company’s current ratings from CRISIL is AA+/stable for long term and P1+ for short term programmes. These ratings support the necessary financial leverage and access to debt or equity markets at competitive terms. The Company generally maintains a healthy net debt-equity ratio and retains flexibility in the financing structure to alter the ratio when the need arises.

     The maturity profile of the Company’s financial liabilities based on the remaining period from the date of financial position to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Company.

As at April 1, 2008
Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	Rs. in millions

Acceptances	27,033	—	—	—	27,033
Trade and other payables	22,214	—	—	—	22,214
Payable to related party (Note 23)	—	3,607	—	—	3,607
Borrowings	10,190	3,527	5,414	1,008	20,139
Derivative liabilities	638	—	—	—	638

	60,075	7,134	5,414	1,008	73,631

As at March 31, 2009
Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	Rs. in millions

Acceptances	35,829	—	—	—	35,829
Trade and other payables	25,908	—	—	—	25,908
Borrowings	20,202	2,557	7,131	4,696	34,586
Derivative liabilities	2,639	—	—	—	2,639

	84,578	2,557	7,131	4,696	98,962

As at March 31, 2010
Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	Rs. in millions

Acceptances	29,901	—	—	—	29,901
Trade and other payables	33,257	—	—	—	33,257
Borrowings (other than	19,121	5,956	10,296	5,100	40,473
convertible notes)
Convertible notes	—	—	22,226	—	22,226
Derivative liabilities	669	—	—	—	669

	82,948	5,956	32,522	5,100	126,526

As at April 1, 2008, the Company had access to funding facilities of Rs. 66,532 million of which Rs. 46,393 million was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	Rs. in millions

Less than 1 year	52,467	10,190	42,277
1-2 years	7,643	3,527	4,116
2-5 years and above	6,422	6,422	—

Total	66,532	20,139	46,393

As at March 31, 2009, the Company had access to funding facilities of Rs. 99,681 million of which Rs. 65,095 million was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	Rs. in millions

Less than 1 year	85,122	20,202	64,920
1-2 years	2,557	2,557	—
2-5 years and above	12,002	11,827	175

Total	99,681	34,586	65,095

As at March 31, 2010, the Company had access to funding facilities of Rs. 161,980 million ($3,603.6 million) of which Rs. 121,507 million ($2,703.2 million) was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	Rs. in millions

Less than 1 year	82,989	19,121	63,868
1-2 years	5,956	5,956	—
2-5 years and above	73,035	15,396	57,639

Total	161,980	40,473	121,507

US dollars in millions	3,603.6	900.4	2,703.2
Collateral
The Company has pledged a part of its trade and other receivables, short term investments and cash and cash equivalents in order to fulfill the collateral requirements for the financial facilities in place. The counterparties have an obligation to return the securities to the Company. There are no other significant terms and conditions associated with the use of collateral.
The details related to fair value of collaterals have been stated in Note 14, 15 and 16.
(b) Foreign exchange risk
     Fluctuations in foreign currency exchange rates may have potential impact on the statement of operations, equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.
     Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Japanese Yen, Australian dollar and Euro against the functional currencies of SIIL and its subsidiaries.
     The Company uses forward exchange contracts, currency swaps and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Company is also exposed to foreign exchange risk on its exports. Most of these transactions are denominated in US dollars. The policy of the Company is to determine on a regular basis what portion of the foreign exchange risk on financing transactions and loans are to be hedged through forward exchange contracts and other instruments. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns. Longer term exposures are unhedged. Stop losses and take profit triggers are implemented to protect entities from adverse market movements at the same time enabling them to encash in favourable market opportunities. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.
     The following analysis is based on the gross exposure as at the reporting date which could affect the statement of income. The exposure summarised below is mitigated by some of the derivative contracts entered into by the Company as disclosed under the section on “Derivative financial instruments”

	As at March 31, 2009		As at March 31, 2010
	Financial	Financial	Financial	Financial
	Assets	liabilities	Assets	liabilities
	Rs. in millions

US dollar	12,010	58,698	9,223	91,113
Indian rupee	220,735	37,961	328,970	34,501
Japanese yen	—	1,083	—	—
Australian dollar	872	1,118	745	585
Euro	—	54	—	273
Others	19	48	38	54

	233,636	98,962	338,976	126,526

     The Company’s exposure to foreign currency arises where a group entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity with US dollar being the major non-functional currency of the Company’s main operating subsidiaries. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

     The results of Company’s operations may be affected largely by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure and a simultaneous parallel foreign exchange rates shift in the currencies by 10% against the functional currency of the Company.
     A 10% appreciation/depreciation of the respective foreign currencies with respect to the functional currency of the Company and its subsidiaries would result in decrease/increase in the Company’s profit before tax for the fiscal year 2010 by Rs. 4,407 million ($98.0 million).
(c) Interest rate risk
     The Company is exposed to interest rate risk on short-term and long-term floating rate instruments. The Company’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates.
     The borrowings of the Company are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The US dollar debt is split between fixed and floating rates (linked to six-month US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
     The Company also aims to minimise its average interest rates on borrowings by opting for a higher proportion of long-term debt to fund growth projects. The Company invests cash and liquid investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the Company’s goal of maintaining liquidity, carrying manageable risk and achieving satisfactory returns.
     Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk.
The exposure of the Company’s financial assets as at March 31, 2009 to interest rate risk is as follows:

	Floating rate	Fixed rate financial	Non-interest bearing	Total financial
	financial assets	assets	financial assets	assets
	Rs. In millions

Financial assets	142,246	72,498	17,354	232,098
Derivative assets	—	—	1,538	1,538

	142,246	72,498	18,892	233,636

The weighted average interest rate on the fixed rate financial assets is 9.0% and the weighted average period for which the rate is fixed is 1.1 years.
The exposure of the Company’s financial liabilities as at March 31, 2009 to interest rate risk is as follows:

	Floating rate	Fixed rate financial	Non-interest bearing	Total financial
	financial liabilities	liabilities	financial liabilities	liabilities
	Rs. in millions

Financial liabilities	47,429	22,188	26,706	96,323
Derivative liabilities	—	—	2,639	2,639

	47,429	22,188	29,345	98,962

The weighted average interest rate on the fixed rate financial liabilities is 9.5% and the weighted average period for which the rate is fixed is 3.5 years.
The exposure of the Company’s financial assets as at March 31, 2010 to interest rate risk is as follows:

	Floating rate	Fixed rate financial	Non-interest bearing	Total financial
	financial assets	Assets	financial assets	assets
	Rs. in millions

Financial assets	176,333	148,189	14,339	338,861
Derivative financial assets	—	—	115	115

	176,333	148,189	14,454	338,976

The weighted average interest rate on the fixed rate financial assets is 7.7% and the weighted average period for which the rate is fixed is 0.9 years.
The exposure of the Company’s financial liabilities as at March 31, 2010 to interest rate risk is as follows:

	Floating rate	Fixed rate financial	Non-interest bearing	Total financial
	financial liabilities	liabilities	financial liabilities	liabilities
	Rs. in millions

Financial liabilities	60,665	30,888	34,304	125,857
Derivative financial liabilities	—	—	669	669

	60,665	30,888	34,973	126,526

The weighted average interest rate on the fixed rate financial liabilities is 5.9% and the weighted average period for which the rate is fixed is 4.6 years.
     The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal 2010. The risk estimate provided assumes that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as on date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

	US dollar
Movement in interest rates	Interest rates
	(in millions)
0.5%	Rs.	131.7	$2.9
1.0%		263.4	5.9
2.0%		526.8	11.7
(d) Counterparty and concentration of credit risk
     Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.
     The Company is exposed to credit risk for receivables, short term investments, financial guarantees and derivative financial instruments.
     The large majority of receivables due from third parties are secured. Credit risk on receivables is limited as almost all credit sales are against letters of credit of banks of national standing. Moreover, given the diverse nature of our businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10% or more of the Company’s net sales or for any of the Company’s primary businesses during the year ended March 31, 2010 and in the previous year. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Company does not expect any material risk on account of non-performance by any of our counterparties. .
     For short term investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. For derivative and financial instruments, the credit risk is limited as the Company only deals with reputable banks and financial institutions having high credit-ratings assigned by international credit-rating agencies. These exposures are further reduced by having standard International Swaps and Derivatives Association (ISDA) master agreements including set-off provisions with each counterparty.
The carrying value of the financial assets other than cash represents the maximum credit exposure. The Company’s maximum exposure to credit risk at March 31, 2009 and March 31 2010 is Rs. 228,924 million and Rs. 336,895 million ($7,494.9 million).
The maximum credit exposure on financial guarantees given by the Company for various financial facilities are described in Note 31 on “Commitments, contingencies, and guarantees”
     None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2010, that defaults in payment obligations will occur except as described in Note 14 on allowance for impairment of trade and other receivables.

     Of the year end trade and other receivable balance the following were past due but not impaired:

	As at March 31
	2009	2010	2010
	Rs. in millions	Rs. in millions	US dollars in millions
Less than 1 month	4,542	8,812	196.1
Between 1 - 3 months	1,921	3,075	68.4
Between 3 - 12 months	1,140	1,268	28.2
Greater than 12 months	49	24	0.5

	7,652	13,179	293.2

Receivables are deemed to be past due or impaired with reference to the Company’s normal terms and conditions of business. These terms and conditions are determined on a case to case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer.
The credit quality of the Company’s customers is monitored on an ongoing basis and assessed for impairment where indicators of such impairment exist. The solvency of the debtor and their ability to repay the receivable is considered in assessing receivables for impairment. In certain circumstances the Company seeks collateral as security for the receivable. Where receivables have been impaired, the Company actively seeks to recover the amounts in question and enforce compliance with credit terms.
Derivative financial instruments
     The Company uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates and commodity prices. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and these are subject to the Company guidelines and policies.
     All derivative financial instruments are recognized as assets or liabilities on the consolidated statement of financial position and measured at fair value, generally based on quotations obtained from financial institutions or brokers. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation.
     The fair values of all derivatives are separately recorded on the consolidated statement of financial position within other current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.
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
   Embedded derivatives
The Company enters into long-term sale contracts with its customers. The selling prices in these contracts are linked to LME. These contracts require physical delivery and are held for the purpose of the delivery of the commodity in accordance with the buyers’ expected sale requirements.
Derivatives embedded in other financial instruments or other contracts are treated as separate derivative contracts and marked-to-market when their risks and characteristics are not clearly and closely related to those of their host contracts and the host contracts are not fair valued.
In respect of embedded derivative conversion option, a 10% increase/decrease in Company’s ADR price would have resulted in an approximate loss of Rs. 1,395 million ($31.0 million) and an approximate gain of Rs. 1,284 million ($28.6 million). A 10% increase/decrease in implied volatility would have resulted in an approximate loss of Rs. 842 million ($18.7 million) and an approximate gain of Rs. 943 million ($20.9 million).
   Cash flow hedges
     The Company, in its copper business, on a selected basis hedged its revenue from variable margins and free copper by entering into future contracts. The main purpose of hedging is to fix the prices at a desired level. These are highly probable forecast transactions and accordingly have been accounted for as cash flow hedges and recognised at fair value. The Company has also hedged part of its future sales in its zinc business. The change in fair value on these derivative contracts is recorded in the statement of comprehensive income. These hedges have been effective for the year ended March 31, 2010.

     The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged part of its foreign currency exposure on capital commitments during fiscal 2010. Fair value changes on such forward contracts are recognized in statement of comprehensive income.
     The majority of cash flow hedges taken out by the Company during the year comprise forward foreign currency contracts for firm future commitments.
     The cash flows related to above are expected to occur during the year ended March 31, 2011 and consequently may impact the statement of income for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the statement of income between fiscal year 2012 to 2032.
   Fair value hedge
     The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.
     Company’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Company enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions were substantially offset by the amount of gains or losses on the underlying sales.
     The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts not designated as cash flow hedge are recognized in statement of income.
   Non-qualifying/economic hedge
     The Company enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper and zinc future contracts on the LME and certain other derivative instruments. The Company has accounted for fair value adjustments on such derivative contracts as assets/liabilities in its consolidated statement of financial position.
     The fair value of the Company’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2009		As at March 31, 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Rs. in millions				US dollars in millions
Current
Cash flow hedges*
— Commodity contracts	—	—	1	—	0.1	—
— Forward foreign currency contracts	1189	501	—	64	—	1.4
Fair value hedges**
— Commodity contracts	—	10	—	27	—	0.6
— Forward foreign currency contracts	323	—	2	369	0.0	8.2
Non-qualifying hedges
— Commodity contracts	26	2,128	110	49	2.4	1.1
— Forward foreign currency contracts	—	—	2	160	0.1	3.6

Total	1,538	2,639	115	669	2.6	14.9

*	Refer statement of income and statement of change in equity for the change in the fair value of cash flow hedges.

**	The change in fair value hedge of Rs. 17 million ($0.4 million) in commodity contracts and Rs.690 million on forward foreign currency contracts ($15.4 million) has been recognised in the statement of income and offset with the similar gains on the underlying sales
26. Capital management
The Company’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth.
The Company sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments.

The funding requirements are met through a mixture of equity, internal accruals, convertible debt securities, and other long term borrowings. The Company’s policy is to use short-term and long-term borrowings to meet anticipated funding requirements.
The Company monitors capital on the basis of the net cash to equity ratio.
Net cash includes cash and cash equivalents and short term investments as reduced by all long and short-term debts. Equity comprises all components excluding other components of equity (which comprises the Cash flow hedges, Translation of foreign operations and Available for sale financial investments).
The following table summarizes the capital of the Company:

	As at April 1	As at March 31,
	2008	2009	2010	2010
	(Rs. in	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)	millions)
Equity	279,370	320,164	449,265	9,994.7

Cash and cash equivalents (Note 16 and 17)	12,422	4,712	2,081	46.3
Short term investments (Note 15)	155,964	188,067	211,022	4,694.6

Total cash (a)	168,386	192,779	213,103	4,740.9

Short-term borrowings	10,190	20,202	19,121	425.4
Long-term borrowings	9,949	14,384	43,578	969.4

Total debt (b) (Note 19)	20,139	34,586	62,699	1,394.8

Net cash (a-b)	148,247	158,193	150,404	3,346.1

Total capital (equity — net cash)	131,123	161,971	298,861	6,648.6

Cash to equity ratio	0.5	0.5	0.3	0.3
27. Shareholders’ equity
As at April 1, 2008, March 31, 2009 and 2010 the authorised share capital of SIIL comprised of 925,000,000 equity shares with a par value of Rs. 2 each.
SIIL’s issued equity share capital was Rs. 1,417 million as at April 1, 2008 and March 31, 2009 and Rs. 1,681 million ($37.4 million) as at March 31, 2010, consisting of 708,494,411 and 840,400,422 equity shares for the respective periods.
In July 2009, SIIL issued an additional 131,906,011 equity shares in the form of ADSs, resulting in an increase in issued equity share capital from 708,494,411 equity shares to 840,400,422 equity shares.
     The shareholders of SIIL, in its annual general meeting held on June 11, 2010, approved the stock split of the equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split.
     Retained earnings include amongst others, general reserve, debenture redemption reserve and preference share redemption reserve.
   General reserves
     Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves, as determined in accordance with applicable regulations, were Rs. 3,602 million, Rs. 5,642 million and Rs. 10,642 ($236.7 million) as at April 1, 2008, March 31, 2009 and 2010, respectively.
   Debenture redemption reserve
     The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as at April 1, 2008, March 31, 2009 and 2010 include Rs. 146 million, Rs. 176 million and Rs. 205 million ($4.6 million) of debenture redemption reserve, respectively.

   Preference share redemption reserve
     The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed.
     If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of SIIL. Retained earnings of the standalone financial statements of SIIL include Rs. 769 million ($17.1 million) of preference share redemption reserve as at April 1, 2008, March 31, 2009 and 2010.
Dividends
     Each equity share holder is entitled to dividends as and when SIIL declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.
     Equity dividends paid was Rs. 2,834 million in the year ended March 31, 2009. Dividend distribution taxes on the equity dividends were Rs. 481 million in the year ended March 31, 2009.
     On April 28, 2009, the board of directors of SIIL recommended a dividend of Rs. 3.50 per equity share for the year ended March 31, 2009, which was approved by shareholders at the general meeting, held on September 19, 2009 resulting in a payment of Rs. 2,942 million. Dividend distribution taxes on the equity dividends were Rs. 495 million for the year ended March 31, 2009.
     On April 26, 2010 the board of directors of SIIL recommended a dividend of Rs. 3.75 ($0.08) per equity share for the year ended March 31, 2010, which was approved by the shareholders’ at the annual general meeting, held on June 11 2010. The dividend and dividend distribution tax amounting to Rs. 3,151 million ($70.1 million) and Rs. 523 million ($11.6 million) respectively has since been paid.
     Dividends are payable from the profits determined under Indian GAAP.
     Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
     If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:
•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

28. Share-Based Compensation Plans
     The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta.
The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)
     The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 with further awards being made in June 2004, November 2004, February 2006 and November 2007, February 2009, August 2009 and January 2010. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond with the option lapse. Under the scheme, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and SIIL, the grant date fair value of the awards is recovered by Vedanta from SIIL.
     Amount recovered by Vedanta and recognised by the company in the statement of income for the financial year ended March 31, 2009 and 2010 was Rs. 516 million and Rs. 288 million ($6.4 million) respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2.
29. Earnings per share (“EPS”)
The shareholders of SIIL, in the annual general meeting held on June 11, 2010, approved the stock split of its equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. The computations of basic and diluted EPS have been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these consolidated financial statements to number of shares and per share amounts have been retroactively restated to reflect bonus and stock split made.
The following reflects the income and share data used in the basic and diluted earnings per share computations:
Computation of weighted average number of shares

	For the year ended March 31,
	2009	2010
Weighted average number of ordinary shares for basic earnings per share	2,833,583,490	3,199,826,061
Effect of dilution:
Convertible notes	—	36,174,220

Adjusted weighted average number of ordinary shares for diluted earnings per share	2,833,583,490	3,236,000,281

Computation of basic and diluted earnings per share
Basic earnings per share:

	For the year ended March 31,
	2009	2010	2010
			(US dollars in
	(Rs. in millions		millions
	except EPS data)		except EPS data)
Profit for the year attributable to equity holders of the parent	32,228	39,263	873.5
Weighted average number of ordinary shares for basic earnings per share	2,833,583,490	3,199,826,061	3,199,826,061

Earnings per share	11.37	12.27	0.3

Diluted earnings per share:

	For the year ended March 31,
	2009	2010	2010
			(US dollars in
	(Rs. in millions		millions
	except EPS data)		except EPS data)

Profit for the year attributable to equity holders of the parent	32,228	39,263	873.5
Adjustment in respect of convertible notes	—	(345)	(7.7)

Profit for the year after dilutive adjustment	32,228	38,918	865.8
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,833,583,490	3,236,000,281	3,236,000,281

Earnings per share	11.37	12.03	0.3

Profit for the year would be increased if holders of the convertible notes in SIIL exercised their right to convert their bond holdings into SIIL equity. The impact on profit for the year of this conversion would be the reduction in effective interest cost, exchange difference on reinstatement of debt portion of convertible note and mark to market of conversion option on the convertible notes.
30. Options to acquire subsidiary’s shares
a. Call option — HZL
SIIL’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As at March 31, 2009 and 2010, the Government of India’s holding in HZL was 29.5%. The second call option provides SOVL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. From April 11, 2007, SOVL has the right to exercise the second call option. The option has no expiry date. The Company exercised the second call option via its letter dated July 21, 2009. The Government has stated that they are maintaining the same stand as in BALCO on the validity of the call option, and has refused to act upon the second call option. The Company has invoked the Arbitration clause for referring the matter to arbitration, and appointed an arbitrator, and requested the Government to nominate its arbitrator nominee so that Arbitral Tribunal is constituted. As the Government of India has not appointed its arbitrator, the Company filed an Arbitration application u/s 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court for constitution of arbitral tribunal. The Delhi High Court has, via its order dated May 18, 2010, directed the parties to appoint mediators for mediation of the dispute, and if mediation fails, arbitration will commence. The Government of India has intimated the appointment of Mr. Sanjiv Mishra (former retired government officer) as their mediator and SOVL has appointed Mr. Nimesh Kampani, chairman and managing director of JM financials Ltd., as its mediator. Mediation is under progress.
b. Call option — BALCO
SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, SIIL has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. SIIL exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. SIIL sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court on August 7, 2006 directed that the parties should attempt to settle the dispute by way of a mediation process as provided for in the SHA. However, as the dispute could not be settled through mediation, it was referred to arbitration as provided for in the SHA. Arbitration proceedings commenced on February 16, 2009. The Company has filed its claim statement with the Arbitration Tribunal. After the filing of the reply by the Government of India, the arbitration hearings concluded on August 29, 2010. The parties were directed to file their written submissions within three weeks. SIIL filed its written submission on September 20, 2010. However, in view of the subsequent judgement of the Bombay High Court, which supported the contentions made by SIIL, the arbitration tribunal has, at the request of Government of India, given an opportunity to both the parties to make oral submission on the judgement and the hearing for the same has been fixed on October 9, 2010
31. Commitments, contingencies, and guarantees
In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which the Company does not expect any material losses, was Rs.65,059 million ($1,447.4 million) as at March 31, 2010.

a. Commitments and contingencies
i. Commitments
Capital commitments
The Company had significant capital commitments as at March 31, 2009 and 2010 amounting to Rs. 67,607 million and Rs. 123,305 million ($2,743.2 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 83,079 million ($1,848.3 million) (Previous year Rs. 27,496 million) for its commercial power generation business and Rs. 23,681 million ($526.8 million) (Previous year Rs. 24,559 million) for capacity expansion at BALCO.
Export obligations
The Company had export obligations of Rs. 60,487 million and Rs. 86,229 million ($1,918.3 million) as at March 31, 2009 and 2010 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If the Company is unable to meet these obligations, its liability would be Rs. 11,997 million ($266.9 million) (Previous year Rs. 8,417 million), reduced in proportion to actual exports. Due to the remote likelihood of the Company being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its consolidated financial statements.
ii. Contingencies
Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. As at March 31, 2009 and 2010, the total claim related to these tax liabilities is Rs. 4,410 million and Rs. 5,158 million ($114.7 million) respectively. The Company has evaluated these contingencies and estimated that some of these claims may result in loss contingencies and hence has recorded Rs. 101 million and Rs. 101 million ($2.2 million) as current liabilities as at March 31, 2009 and 2010 respectively.
The claims by third party claimants amounted to Rs. 4,807 million and Rs. 4,897 million ($108.9 million) as at March 31, 2009 and 2010 respectively. No liability has been recorded against these claims, based on the Company’s expectation that none of these claims will become its obligations. Although the results of legal actions cannot be predicted with certainty, it is the opinion of the Company’s management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations.
Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the consolidated financial statements.
Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and others amounting to Rs. 199 million and Rs. 765 million ($17.0 million), being the proportionate share of the Company in the referred contingencies as at March 31, 2009 and 2010 respectively. The Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material adverse effect on Company’s financial conditions or results of operations.
b. Guarantees
The Company has given guarantees in the normal course of business for the purpose as stated below:
•	Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 879 million and Rs. 757 million ($16.8 million) for import of goods, including capital equipment at concessional rates of duty as at March 31, 2009 and 2010 respectively. The Company does not anticipate any liability on these guarantees.

•	Corporate guarantee of Rs. 21,000 million and Rs. 34,000 million ($756.4 million) on behalf of Vedanta Aluminium for obtaining credit facilities as at March 31, 2009 and 2010 respectively. The Company also issued corporate guarantees of Rs. 14,704 million and Rs. 14,386 million ($320.0 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India for the referred periods. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company will be liable to pay the dues to the Government of India. As at March 31, 2009 and 2010, the Company determined that it has no liability on these corporate guarantees.

•	Bank guarantee amounting to AUD 5.0 million (Rs. 207 million or $4.6 million) as at March 31, 2010 (Previous year AUD 5.0 million or Rs. 175 million), in favour of the Ministry for Economic Development, Energy and Resources, as a

security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($7.1 million). These liabilities have been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.
•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 119 million or $2.6 million) as at March 31, 2010 (Previous year AUD 2.9 million or Rs. 100 million), in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 2,809 million and Rs. 2,201 million ($49.0 million) as at March 31, 2009 and 2010 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2009 and 2010 was Rs. 2,047 million and Rs. 1,203 million ($26.8 million) respectively. The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 493 million and Rs. 515 million ($11.4 million) for litigation, against provisional valuation and for other liabilities as at March 31, 2009 and 2010 respectively. The Company does not anticipate any liability on these guarantees.
The Company’s outstanding guarantees cover obligations aggregating Rs. 47,160 million and Rs. 53,062 million ($1,180.5 million) as at March 31,2009 and 2010 respectively, the liabilities for which have not been recorded in its consolidated financial statements.
32. Segment information
The Company is primarily in the business of non-ferrous mining and metals in India and Australia. The Company has five reportable segments: copper, zinc, aluminum, power and others. The management of the Company is organized by its main products: copper, zinc, aluminum and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board who has been identified as the CODM in deciding how to allocate resources and in assessing performance.
Copper
The copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from its Mt. Lyell copper mine in Tasmania, Australia, owned by CMT. The segment also includes a precious metal refinery at Fujairah in the United Arab Emirates.
Zinc
The Company’s zinc business is owned and operated by HZL. HZL’s operations include four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India.
Aluminum
The aluminum business is owned and operated by BALCO. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters, of which operations at the old 100,000 tpa aluminum smelter at Korba was partially suspended from February 2009 and ceased completely on June 5, 2009, and two captive power plants, of which the 270 MW power plant is now used for commercial purposes, since the shutdown of the 100,000 tpa smelter, in the State of Chhattisgarh in Central India. Power generated by the 270 MW power plant is sold to third parties.
Power
The commercial power generation business includes the 123.2 MW of wind power plants commissioned by HZL and one 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009. SEL’s and TSPL’s power business are still under development.

Others
The operating segment “others” includes Paper, infrastructure, investments in associate and other activities.
The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit (Earnings before interest, depreciation and tax) amounts are evaluated regularly by the board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on as overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment which is at cost.
The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the year ended March 31, 2009 and 2010.
a. For the year ended March 31, 2009

	Copper	Zinc	Aluminum	Power	Others	Elimination	Total
	(Rs. in millions)
Revenue
Sales to external customers	116,525	55,724	39,170	773	—	—	212,192
Inter-segment sales	145	—	166	—	—	(311)	—

Segment revenue	116,670	55,724	39,336	773	—	(311)	212,192

Results:
Segment profit	13,312	27,773	9,103	931	(5)	—	51,114
Depreciation and amortisation	(2,191)	(2,615)	(2,609)	(608)	(1)	—	(8,024)

Operating profit	11,121	25,158	6,494	323	(6)	—	43,090
Finance and other costs							(6,244)
Investment and other income							18,772
Share in consolidated loss of associate							(3,160)

Profit before tax							52,458
Income Tax expense							(7,782)

Profit for the year							44,676

Assets and liabilities
Assets
Segment assets	43,417	61,991	60,185	48,968	338	—	214,899
Investment in associate	—	—	—	—	15,043	—	15,043

	43,417	61,991	60,185	48,968	15,381	—	229,942

Financial assets investments							1,044
Short-term investments							188,067
Cash and cash equivalent							4,712
Loan to related parties							20,704
Current tax asset							109

Total assets							444,578

Liabilities
Segment liabilities	47,451	8,072	11,709	6,308	1	—	73,541
Short-term borrowings							20,202
Current tax liabilities							676
Long term borrowings							14,384
Deferred tax liabilities							15,172

Total liabilities							123,975

Additions to property, plant and equipments	1,946	12,945	10,696	27,550	—	—	53,137

b. For the year ended March 31, 2010

	Copper	Zinc	Aluminum	Power	Others	Elimination	Total	Total
								(US dollars in
	(Rs. in millions)							millions)
Revenue
Sales to external customers	130,608	79,434	28,289	6,572	—	—	244,903	5,448.3
Inter-segment sales	—	—	78	1,472	—	(1,550)	—	—

Segment revenue	130,608	79,434	28,367	8,044		(1,550)	244,903	5,448.3

Results
Segment profit	5,120	47,124	5,499	4,160	(8)	—	61,895	1,376.9
Depreciation and amortization	(1,982)	(3,053)	(2,310)	(715)	(1)		(8,061)	(179.3)

Operating profit	3,138	44,071	3,189	3,445	(9)		53,834	1,197.6

Finance and other costs							214	4.8
Investment and other income							13,811	307.3
Share in consolidated profit of associate							2,051	45.6

Profit before tax							69,910	1,555.3
Income Tax expense							(13,247)	(294.7)

Profit for the year							56,663	1,260.6

Assets and liabilities
Assets
Segment assets	47,256	82,859	68,119	77,134	335		275,703	6,133.5
Investment in associate					4,621		4,621	102.8

	47,256	82,859	68,119	77,134	4,956		280,324	6,236.3

Financial assets investments							1,362	30.3
Short-term investments							211,022	4,694.6
Cash and cash equivalent							2,082	46.3
Loan to related parties							111,404	2,478.4
Current tax asset							660	14.7

Total assets							606,854	13,500.6

Liabilities
Segment liability	41,526	10,324	9,485	12,013	1		73,349	1,631.9
Short-term borrowings							19,121	425.4
Current tax liabilities							863	19.1
Long term borrowings							21,352	475.0
Convertible notes							22,226	494.4
Deferred tax liabilities							17,955	399.5

Total liabilities							154,866	3,445.3

Additions to property, plant and equipments	3,759	23,949	15,969	25,074	—		68,751	1,529.5
Geographical Segment Analysis
The Company’s operations are primarily located in India. The following table provides an analysis of the Company’s sales by geographical market irrespective of the origin of the goods:

	For the year ended March 31,
	2009	2010	2010
			(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)
India	140,330	155,218	3,453.1
Others	71,862	89,685	1,995.2

	212,192	244,903	5,448.3

The following is an analysis of the carrying amount of non-current assets, being property, plant and equipments and leasehold prepayments analysed by the geographical area in which the assets are located:

	As at April 1	As at Mar 31
	2008	2009	2010
	Carrying	Carrying	Carrying	Carrying
	amount	amount	amount	amount
				(US dollars in
	(Rs. in millions)	(Rs. in millions)		millions)

India	121,354	166,554	226,435	5,037.5
Australia	789	580	660	14.7
UAE	39	361	754	16.7

	122,182	167,495	227,849	5,068.9

33. Related party transactions
The consolidated financial statements comprise the financial statements of the following subsidiaries:

		The Company’s		Immediate
		percentage holding		percentage holding
		(in % as at March 31,	Immediate	(in % as at March 31,
Subsidiaries	Principal activities	2010)	holding company	2010)

BALCO	Aluminium mining and smelting	51	Sterlite	51
CMT	Copper mining	100	MCBV	100
Fujairah Gold FZE	Precious metal processing	100	CMT	100
HZL	Zinc mining and smelting	64.9	SOVL	64.9
Monte cello BV	Holding company	100	Sterlite	100
Sterlite Energy	Energy generation	100	Sterlite	100
SOVL	Special purpose vehicle for acquiring HZL	100	Sterlite	100
Sterlite Infra Limited(1)	Infrastructure projects	100	Sterlite	100
Thalanga Copper Mines (“TCM”)	Copper mining	100	MCBV	100
Sterlite (USA) Inc.	Financing company	100	Sterlite	100
TSPL	Energy generation	100	SEL	100

Notes:
(1)	With effect from February 8, 2010, Sterlite Paper Limited’s name was changed to Sterlite Infra Limited.
The Company owns directly or indirectly through subsidiaries, more than half of the voting power of all of its subsidiaries as mentioned in the list above, and the Company is able to govern its subsidiaries’ financial and operating policies so as to benefit from their activities.
Ultimate controlling party
As at March 31, 2010, the immediate parent of the Company is Twin star Holding Limited and the ultimate controlling party of the Company is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Executive Chairman, Mr. Anil Agarwal. Volcan, which is incorporated in the Bahamas, does not produce Group account.
Enterprises where the principal shareholders have control or significant influence
•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Sterlite Technologies Limited (“STL”)

•	Konkola Copper Mines plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

•	Anil Agarwal Foundation

•	Vedanta Medical Research Foundation (“VMRF”)

•	Political and Public Awareness Trust

•	Volcan Investments Limited (“Volcan”)

•	Vedanta Resources Holding Limited

•	Vedanta Resource Cyprus Limited

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”)

•	Twinstar Infrastructure Limited

•	V S Dempo and Company Private Limited (“V S Dempo”)

•	Dempo Mining Corporation Private Limited (“DMCPL”)
Fellow subsidiary cum associate
Vedanta Aluminium Limited (“Vedanta Aluminium”)
Associate of Vedanta Resources Plc
India Foils Limited (“IFL”)*

*	Following the hive-off of IFL in November 2008, IFL is no longer a related party of the Company.
Key managerial personnel
•	Mr. Anil Agarwal, Non executive chairman

•	Mr. Navin Agarwal, Executive vice-chairman

•	Mr. Tarun Jain, Director of finance

•	Mr. D. D. Jalan, Whole time director

•	Mr. K.K. Kaura (Till September 30, 2008), Managing Director & CEO

The Company enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and its subsidiaries and Companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2009 and 2010 is noted below.
The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

	For the year ended March 31,
	2009	2010	2010
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Sales
STL	4,467	1,579	35.1
MALCO	3	1	0.0
IFL	549	—	—
Vedanta Aluminium	1,613	1,249	27.8

Total	6,632	2,829	62.9

Purchases of goods/services
STL	4	1	0.0
Sesa Industries	30	39	0.9
Sesa Goa	2	11	0.2
Vedanta Aluminium	4,354	3,029	67.4
KCM	111	710	15.8
MALCO	31	184	4.1

Total	4,532	3,974	88.4

Rent income
Vedanta Aluminium	12	21	0.5

Total	12	21	0.5

Interest and dividend income / (Finance costs)
Vedanta	(10)	(21)	(0.5)
Vedanta Aluminium	528	3,676	81.8
KCM	156	211	4.7
MCNV	(653)	—	—

Total	21	3,866	86.0

Dividend paid
MALCO	(102)	(90)	(2.0)
Twin star	(1,615)	(1,440)	(32.0)

Total	(1,717)	(1,530)	(34.0)

Management fees expenses
Vedanta	(230)	(237)	(5.3)

Total	(230)	(237)	(5.3)

Loans given/(repaid) during the year
Vedanta Aluminium	11,450	94,550	2,103.4
Vedanta Aluminium	—	(6,850)	(152.4)
KCM	3,931	2,298	51.1

Total	15,381	89,998	2,002.1

Loan repaid during the year
MCNV	(3,037)	(570)	(12.7)

Total	(3,037)	(570)	(12.7)

Guarantees outstanding given / (taken)**
Vedanta Aluminium	35,838	48,386	1,076.4
Vedanta	(8,662)	(7,674)	(170.7)

Total	27,176	40,712	905.7

Donations
Sterlite Foundation	—	33	0.7

Total	—	33	0.7

Purchase of property, plant and equipments
Vedanta Aluminium	(81)	(78)	(1.7)

Total	(81)	(78)	(1.7)

Investment (purchased)/redeemed during the year
Vedanta Aluminium***	(2,658)	13,342	296.8

**	Maximum guarantee amount and does not represent actual liability.

***	Also refer Note 10

The significant receivables from and payable to related parties as at April 1, 2008, March 31, 2009 and March 31, 2010 are set out below:

	As at April 1	As at March 31,
	2008	2009	2010	2010
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in
				millions)
Receivable from:
IFL	369	—	—	—
STL	827	274	196	4.4
Vedanta Aluminium	907	1,035	634	14.1
MALCO	—	—	7	0.2
KCM	131	261	—	—
Sesa Goa	3	16	10	0.2
Twin Star	—	1	—	—
Anil Agarwal Foundation	—	—	2	0.0
V S Dempo	—	—	2	0.0
DMCPL	—	—	1	0.0
VMRF	—	47	205	4.6

Total	2,237	1,634	1,057	23.5

Loans to:
Vedanta Aluminium	3,965	15,340	104,599	2,327.0
KCM	—	5,364	6,805	151.4

Total	3,965	20,704	111,404	2,478.4

Payable to:
MCNV	3,607 *	—	—	—
STL	—	—	7	0.2
Vedanta Aluminium	—	297	263	5.8
Vedanta	946	1,685	875	19.5
MALCO	—	—	22	0.5
KCM	—	—	49	1.1

Total	4,553	1,982	1,216	27.1

Borrowings from:
MCNV	—	570	—	—
Twin Star Infrastructure Limited	281	281	—	—

Total	281	851	—	—

*	included under the head non-current liabilities
Terms and conditions of transactions with related parties
The sales to and purchases from related parties are made in ordinary course of business There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31 2010, the Company has not recorded any impairment of receivables relating to amounts owed by related parties (2008 and 2009: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Loan to associates
The loan granted to Vedanta Aluminium is intended to finance its planned capital expenditures. The loan is un-secured. Interest is charged at bank rate (as declared by Reserve Bank of India “RBI”) plus 2% on a loan of Rs. 9,890 million (with a tenure of 10 years) and at 8% on Rs. 75,000 million (repayable within a period of one year)
SIIL has also subscribed to non convertible debentures of Vedanta Aluminium for Rs. 10,000 million and Rs. 8,150 million which carries an interest rate of 8% and 9.75% p.a. respectively and are secured and repayable within a period of one year.
Loan to fellow subsidiary
The Company has granted loan to KCM which was intended to finance its working capital and project requirement. The loan comprises of two tranches amounting to US$100 million and US$50 million which carry an interest rate of LIBOR+300 basis points and LIBOR+500 basis points respectively and is unsecured.
Remuneration of key management personnel
The remuneration of the key management personnel of the Company are set out below in aggregate for each of the categories specified in IAS 24 “Related party disclosures”.

	As at March 31,
	2009	2010	2010
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

Short-term employee benefits	140	111	2.5
Post employment benefits	11	11	0.3
Share based payments	19	30	0.7

	170	152	3.5

34. Other notes
(a) Components of other comprehensive income

	For the year ended March 31
	2009	2010	2010
			US dollars in
	Rs. in millions		millions

Cash flow hedges:
Net gain/(loss) arising during the year	220	(619)	(13.8)
Reclassification adjustments for net loss included in the statement of income	178	740	16.5

Net gain on cash flow hedges recognised in other comprehensive income, net of tax	398	121	2.7

(b) Exchange (loss)/gain recognised in statement of income:

	For the year ended March 31,
	2009	2010	2010
			(US dollars
	(Rs. in millions)	(Rs. in millions)	in millions)

Other operating income	141	51	1.1
Cost of sales	(783)	(368)	(8.2)
Investment and other income	2,881	(1,997)	(44.4)
Finance and other costs	(2,785)	3,395	75.5

Total	(546)	1,081	24.0

(c). The Company presents the consolidated statement of income by disclosing expenses by function. The statement of income disclosing expenses by nature is presented below:
CONSOLIDATED STATEMENTS OF INCOME
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		For the year ended March 31,
	Notes	2009	2010	2010
				(US dollars
		(Rs. in millions)	(Rs. in millions)	in millions)

Revenue	5	212,192	244,903	5,448.3
Other operating income		3,750	1,907	42.4
Investment and other income	6	18,772	13,811	307.3

Total Income		234,714	260,621	5,798.0
(Decrease)/increase in inventories of finished goods and work-in-progress		(2,983)	1,994	44.4
Raw materials and other consumables used		(147,876)	(168,635)	(3,751.6)
Employee costs		(7,706)	(8,903)	(198.1)
Costs associated with ASARCO [refer Note 35 (4)]		—	(2,735)	(60.9)
Other costs		(6,263)	(6,636)	(147.6)
Depreciation and amortisation		(8,024)	(8,061)	(179.3)
Finance and other costs	7	(6,244)	214	4.8
Share in consolidated (loss)/profit of associate	10	(3,160)	2,051	45.6

Profit before tax		52,458	69,910	1,555.3

Income tax expense	8	(7,782)	(13,247)	(294.7)

Profit for the year		44,676	56,663	1,260.6

(d). Employee costs

	For the year ended March 31,
	2009	2010	2010
			(US dollars in
	(Rs. in millions)	(Rs. in millions)	millions)

Salaries, wages and bonus	7,206	7,935	176.6
Defined contribution pension scheme costs	334	395	8.8
Defined benefit pension scheme costs	166	339	7.5
Voluntary retirement expenses	—	234	5.2

	7,706	8,903	198.1

35. Subsequent Events
1.	Board of directors of SIIL, in its meeting held on April 26, 2010, proposed the stock split of its equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. The shareholders of SIIL, in the annual general meeting held on June 11, 2010, approved the referred proposals of the board.

2.	Ministry of Environment and Forests (“MOEF”) clearance for mining at Niyamgiri hills

MOEF, in a statement issued on August 24, 2010, refused the final approval to the Orissa Mining Corporation (“OMC”) proposal for the bauxite mining at Niyamgiri hills, in the State of Orissa, following the report of Dr. N.C. Saxena committee and recommendation of Forest Advisory Committee, MOEF. Since all the issues raised in Dr. Saxena Committee report were already looked into by Hon’ble Supreme Court, hence the same cannot be raised again as per principle of res judicata. After the grant of environment clearance, certain groups of persons and individuals have filed appeal challenging the grant of environment clearance before National Environment Appellate Authority (NEAA) on the same issues which were raised during hearing in Supreme Court. NEAA ,disposing all the appeals vide its order dated September 15, 2010, has refused to relook into the issues already discussed in the Supreme Court under the principle of res judicata, but advised MOEF to look into the two environment impact assessment s (EIAs) prepared for the mining project. As per NEAA order, additional conditions, if any required can be incorporated by MOEF in the Environment Clearance, which remains inoperable for the time being, till MOEF revisits the matter. In view of the ongoing delay in approval of the Niyamgiri mining, the Government of Orissa is actively considering allocation of alternative sources of bauxite to Vedanta Aluminium’s alumina refinery, from the State of Orissa.

3.	The Central Excise Department has issued an exparte notice for reversal of Cenvat credit of Rs 3,150 million along with interest of Rs 88 million for non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March to September 2009 within stipulated time. In addition, the Department has also alleged violation of Advance license conditions for the period 2005-2009. No show cause notice in this regard has been served on SIIL. SIIL filed two writ petitions in Madurai Bench of Madras High Court. By an order dated July 22, 2010, the Hon’ble Madurai Bench of Madras High Court has granted interim stay till the disposal of the writ petitions against the ex-parte proceedings initiated by the department vide notices dated June 8, 2010 and June 9, 2010. SIIL has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on SIIL.

4.	During the year the plan proposed by ASARCO and sponsored by SIIL’s wholly owned subsidiary, Sterlite (USA) Inc was rejected by the US District Court. SIIL preferred to file an appeal against the order of US District Court. Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allowed it to draw on the USD 50 million Letter of Credit. SIIL has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. SIIL has provided Rs. 2,735 million (being the USD 50 million referred to above and other expenses related thereto) during the year ended March 31,2010. On March 17, 2010, ASARCO has filed a complaint in US Bankruptcy court for breaching the May 2008 agreement and has claimed damages suffered as a result of the alleged breach, which is being contested by SIIL. SIIL believes that no significant additional loss will arise from these claims.

5.	In response to the various writ petitions filed in the year 1996-1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court concluded its hearings in February 2010 and by its order of September 28, 2010 ordered the closure of the smelter at Tuticorin. SIIL has filed a special leave petition before the Supreme Court of India against the order of the Madras High Court on September 29, 2010 for interim suspension of the said order and also expects to file an appeal against the said order. SIIL believes that it will successfully defend its position.