Form 20-F
period 2011-03-31
STERLITE INDUSTRIES (INDIA) LTD
filed 2011-09-30
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2011

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
Tuticorin - 628002,
Republic of India	Tamil Nadu, India
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Rajiv Choubey

Company Secretary and Head Legal

SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O.

Tuticorin - 628002

Tamil Nadu, India

(91) 461 661 2982

rajiv.choubey@vedanta.co.in

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depositary Shares each representing four equity shares
par value Re. 1 per equity share.	New York Stock Exchange
(Title of Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2011, 3,361,207,534 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 437,090,736 equity shares were held in the form of 109,272,684

American Depository Shares or ADSs.

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

In this annual report, references to “ADS offering” are to the initial public offering of our equity shares in the form of ADSs, each currently representing four equity shares, in the United States completed in June 2007.

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB, (“IFRS”) for the fiscal years ended March 31, 2010 and 2011. Our consolidated financial statements as of and for the year ended March 31, 2009 were originally prepared in accordance with U.S. GAAP and were restated in accordance with IFRS for comparative purposes only. For the years prior to fiscal 2010, we prepared our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP which differs in certain significant respects from and is not comparable with IFRS. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

In this annual report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa,” “SA” or “RSA” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rupees” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “N$,” “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “R,” “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “tons” are to metric tons, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 35.2740 oz and one ton equivalent to 32,000 oz, references to “mm” are to millimeters and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company—A. History and Development of our Company” for more information on these companies and their relationships to us. Unless otherwise stated in this annual report or unless the context otherwise requires, references in this annual report to “we,” “us,” “our,” “Sterlite,” “our company”, “our consolidated group of companies” or “SIIL” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Proprietary Limited, or CMT, Thalanga Copper Mines Proprietary Limited, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), or SIL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, Talwandi Sabo Power Limited, or TSPL, THL Zinc Ventures Limited or THLZVL, THL Zinc Limited, or THLZL, THL Zinc Holding B.V., or THLZBV, THL Zinc Namibia Holdings (Proprietary) Limited, or Skorpion, Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited, or BMM, Vedanta Lisheen Finance Limited, or Lisheen, Vedanta Base Metals (Ireland) Limited, Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Killoran Concentrates Limited, Killoran Lisheen Limited, Azela Limited, Killoran Lisheen Holdings Limited, Malco Power Company Limited, or MPCL, Malco Industries Limited, or MIL, Vizag General Cargo Berth Private Limited, or VGCB, Paradip Multi Cargo Berth Private Limited, or PMCB and Pecvest 17 Proprietary Limited.

Our consolidated financial information does not include our controlling shareholder Vedanta Resources Plc, or Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines Plc, or KCM, Konkola Resources Plc, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Onclave PTC Limited, or Onclave, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Industries Limited, Sesa Resources Limited (earlier V.S. Dempo & Company Private Limited), Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited) and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% non-controlling interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:-

•	a decline or volatility in the prices of or demand for copper, zinc, aluminum or power;

•	events that could cause a decrease in our production and higher cost of production of copper, zinc, aluminum or power;

•	unavailability or increased costs of raw materials for our products;

•	fluctuations in metal prices on LME, ore prices or power prices;

•	fluctuations in currency exchange rates;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc, aluminum or power industries;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

These and other factors are more fully discussed in “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

Our consolidated financial statements as of and for the years ended March 31, 2010 and 2011 included in this annual report on Form 20-F have been prepared in conformity with the IFRS as issued by the IASB. Our consolidated financial statements as of and for the year ended March 31, 2009 were originally prepared in accordance with U.S. GAAP and were restated in accordance with IFRS for comparative purposes only.

In accordance with rule amendments adopted by the U.S. Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to U.S. GAAP.

The selected historical consolidated statements of income, cash flows and other consolidated financial data presented below for fiscal 2009, 2010 and 2011, and the selected historical consolidated financial position data as of March 31, 2009, 2010 and 2011, have been derived from our audited consolidated financial statements, which have been audited by Deloitte Haskins & Sells, Mumbai, India, or Deloitte, our independent registered public accounting firm, and included elsewhere in this annual report.

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 44.54 per $1.00 and AUD 0.97 per $1.00 in the City of New York for cable transfers of Indian Rupees and the Australian dollar, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2011. No representation is made that the Indian Rupee and Australian dollar amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this annual report.

Amount in conformity with IFRS

	For the year ended March 31,
	2009	2010	2011	2011
	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(US Dollar ) (in millions except shares and per share data)
Revenue	212,192	244,903	302,472	6,791.0
Cost of sales	(165,097)	(181,928)	(226,134)	(5,077.1)

Gross profit	47,095	62,975	76,338	1,713.9
Other operating income	3,750	1,907	2,366	53.1
Distribution expenses	(3,388)	(3,022)	(3,516)	(78.9)
Administration expenses	(4,367)	(8,026)	(7,614)	(171.0)

Operating profit	43,090	53,834	67,574	1,517.1
Investment and other income	18,772	13,811	21,933	492.4
Finance and other costs	(6,244)	214	1,096	24.6
Share in Consolidated (loss)/profit of Associate	(3,160)	2,051	(3,082)	(69.2)

Profit before tax	52,458	69,910	87,521	1,964.9
Income tax expense	(7,782)	(13,247)	(18,810)	(422.3)

Profit for the year	44,676	56,663	68,711	1,542.6
Profit attributable to:
Equity holders of the parent	32,228	39,263	48,898	1,097.8
Non controlling interest	12,448	17,400	19,813	444.8
Earnings per share (Refer to Note 29 to consolidated financial statements
Basic	11.37	12.27	14.55	0.3
Diluted	11.37	12.03	13.87	0.3

Weighted average number of equity shares used in computing earnings per share
Basic	2,833,583,490	3,199,826,061	3,361,207,534	3,361,207,534
Diluted	2,833,583,490	3,236,000,281	3,446,945,134	3,446,945,134

Dividend declared per share (1) (2)	3.50	3.75	1.10	0.0

Notes:

(1)	The dividend for fiscal 2010 was recommended by our board of directors on April 26, 2010 and approved by our shareholders at the general meeting held on June 11, 2010 and a final dividend of Rs. 1.10 per equity for fiscal 2011 was recommended by our board of directors on April 25, 2011 and approved by our shareholders at the general meeting held on July 23, 2011.
(2)	On June 11, 2010, our shareholders approved the sub-division of our equity shares from Rs.2 each to Re.1 each. Our shareholders also approved the bonus issue in the ratio of one equity share of Re. 1 each for one equity share of Re.1. With effect from June 25, 2010, the equity shares have a par value of Re.1 each.

	As of March 31,
Consolidated Financial Position Data	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Cash and cash equivalents	2,701	2,021	21,487	482.4
Restricted Cash and cash equivalents	2,011	60	39	0.9
Total assets	444,578	606,854	747,104	16,773.8
Net assets	320,603	451,988	520,026	11,675.5
Long-term borrowings	14,384	43,578	53,559	1,202.5
Short-term borrowings	20,202	19,121	37,948	852.0
Total shareholders’ equity	250,533	365,172	410,170	9,209.0

	Year Ended March 31,
	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	72,585	14,249	127,529	2,863.2
Investing activities	(95,295)	(117,582)	(128,562)	(2,886.4)
Financing activities	13,442	102,322	20,650	463.6
Other Consolidated Financial Data:
Revenue to external customers:
Copper	116,525	130,608	156,610	3,516.2
Zinc India	55,724	79,434	98,444	2,210.2
Zinc International	—	—	9,961	223.6
Aluminum	39,170	28,289	30,175	677.5
Power	773	6,572	7,282	163.5
Others	—	—	—	—

Total	212,192	244,903	302,472	6,791.0

Operating profit:
Copper	11,121	3,138	9,198	206.5
Zinc India	25,158	44,071	50,914	1,143.1
Zinc International	—	—	1,592	35.7
Aluminum	6,494	3,189	3,495	78.5
Power	323	3,445	2,437	54.7
Others	(6)	(9)	(62)	(1.4)

Total	43,090	53,834	67,574	1,517.1

Segment profit:(1)
Copper	13,312	5,120	11,247	252.5
Zinc India	27,773	47,124	55,343	1,242.5
Zinc International	—	—	4,247	95.4
Aluminum	9,103	5,499	5,866	131.7
Power	931	4,160	3,354	75.3
Others	(5)	(8)	(61)	(1.4)

Total	51,114	61,895	79,996	1,796.0

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

	Year Ended March 31,
	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Copper:
Operating profit	11,121	3,138	9,198	206.5
Plus: Depreciation and amortization	2,191	1,982	2,049	46.0

Segment profit	13,312	5,120	11,247	252.5

Zinc India:
Operating profit	25,158	44,071	50,914	1,143.1
Plus: Depreciation and amortization	2,615	3,053	4,429	99.4

Segment profit	27,773	47,124	55,343	1,242.5

Zinc International:
Operating profit	—	—	1,592	35.7
Plus: Depreciation and amortization	—	—	2,655	59.7

Segment profit	—	—	4,247	95.4

Aluminum:
Operating profit	6,494	3,189	3,495	78.5
Plus: Depreciation and amortization	2,609	2,310	2,371	53.2

Segment profit	9,103	5,499	5,866	131.7

Power:
Operating profit	323	3,445	2,437	54.7
Plus: Depreciation and amortization	608	715	917	20.6

Segment profit	931	4,160	3,354	75.3

Others:
Operating profit	(6)	(9)	(62)	(1.4)
Plus: Depreciation and amortization	1	1	1	—

Segment profit	(5)	(8)	(61)	(1.4)

(2)

Cost of production is not a recognized measure under IFRS. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-

products from the refining or smelting process. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2009		2010		2011
	(Rs.)(in millions, except Production output and Cost of production)		(Rs.)(in millions, except Production output and Cost of production)		(Rs.)(in millions, except Production output and Cost of production)
Copper(3):
Segment sales	Rs.	116,670	Rs.	130,608	Rs.	156,610
Less:
Segment profit		(13,312)		(5,120)		(11,247)

		103,358		125,488		145,363
Less:
Purchased concentrate/rock		(94,873)		(114,923)		(135,651)
By-product/free copper net sale		(4,337)		(1,981)		(4,686)
Cost for downstream products		(1,613)		(1,543)		(1,638)
Others, net		(1,556)		(3,386)		(2,153)

Total	Rs.	979	Rs.	3,655	Rs.	1,235

Production output (in tons)		312,833		334,202		303,991

Cost of production(a)		3.1 ¢/lb		10.46 ¢/lb		4.0 ¢/lb
Zinc—India(4):
Segment sales	Rs.	55,724	Rs.	79,434	Rs.	98,444
Less:
Segment profit		(27,773)		(47,124)		(55,343)

		27,951		32,310		43,101
Less:
Cost of tolling including raw material cost		(409)		—		—
Cost of intermediary product sold		(1,301)		(3,060)		(3,350)
By-product revenue		(4,848)		(1,871)		(3,762)
Cost of lead metal sold		(2,079)		(2,652)		(3,028)
Others, net		(1,312)		(1,406)		(815)

Total	Rs.	18,002	Rs.	23,321	Rs.	32,146

Production output (in tons)		551,724		578,411		712,471
Cost of production (per ton) (a)		$710		$850		$990
Zinc—International(5):
Segment sales		—		—	Rs.	9,961
Less:
Segment profit		—		—		(4,247)

		—		—		5,714
Less:		—		—		—
Cost of intermediary product sold		—		—		(82)
By-product revenue		—		—		(706)
Cost of lead metal sold		—		—		(453)
Royalty		—		—		(197)
Others, net		—		—		(345)

Total		—		—	Rs.	3,931

Production output (in tons)—Skorpion		—		—		49,698
Cost of production (per ton) (a)—Skorpion		—		—		$1,161
Production output (in tons)—BMM		—		—		7,593

Cost of production (per ton) (a)—BMM		—		—		$1,009
Production output (in tons)—Lisheen		—		—		22,775

Cost of production (per ton) (a)—Lisheen		—		—		$917
Aluminum(6):
Segment sales	Rs.	39,336	Rs.	28,367	Rs.	30,245
Less:
Segment profit		(9,103)		(5,499)		(5,866)

		30,233		22,868		24,379
Less: Cost of intermediary product sold		—		(304)		—
By-product revenue		(328)		(126)		(229)
Cost for downstream products		(1,966)		(1,767)		(2,597)
Others, net		(314)		(1,455)		(973)
Total	Rs.	27,625	Rs.	19,216	Rs.	20,580

Production output (hot metal) (in tons)		355,733		262,760		253,157

Cost of production (per ton) (a)		$1,700		$1,542		$1,784

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2009, 2010 and 2011 of Rs. 45.91 per $1.00, Rs. 47.42 per $1.00 and Rs. 45.58 per $1.00, respectively.
(3)	Cost of production of copper relates only to our custom smelting and refining operations and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa and excluding the benefit of the phosphoric acid plant. Revenue earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.
(4)	Our Zinc India operations are fully integrated. As a result, cost of production of zinc consists of the total direct cost of producing zinc from the mines and smelters, including extracting ore from the mines, converting the ore into zinc concentrate and smelting to produce zinc ingots. Our zinc segment includes lead and silver. Silver is a by-product of lead. Revenue earned from the sale of silver is reported as profit in this segment. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced.
(5)	Our Zinc International segment consists of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching refining and electrowinning process. Skorpion does not produce any material by-products. BMM produces zinc and lead concentrate. Therefore, the cost of production at BMM consists of direct mining costs, concentrate costs, direct services cost and allocated indirect costs. The Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. The by-product revenue of lead and silver are credited to the cost of production to arrive at the net costs of production. Royalties paid are excluded from the cost of production of zinc as the same is levied on turnover. The total cash cost is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production per ton of zinc metal produced or zinc metal in zinc concentrate produced.

(6)	Cost of production of aluminum for BALCO’s smelters includes the cost of producing bauxite and conversion of bauxite into aluminum metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminum metal, for the portion of BALCO’s operations where alumina is sourced from third parties. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our equity shares and ADSs could decline.

Risks Relating to Our Business

Our copper and aluminum businesses depend upon third party suppliers for a substantial portion of their copper concentrate and alumina requirements, and their profitability and operating margins depend upon the market prices for those raw materials.

Our copper and aluminum businesses source a majority of their copper concentrate and alumina requirements from third parties. For example, in fiscal 2011, we sourced 92.9% of our copper requirements and BALCO sourced all of its alumina requirements from third parties. As a result, profitability and operating margins of our copper and aluminum businesses depend upon our ability to obtain the required copper concentrate and alumina at prices that are low relative to the market prices of the copper and aluminum products that we sell.

We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge and refining charge, or TcRc, that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. We attempt to hedge against such risks, but are still exposed to timing and quantity mismatches. In addition, some of our long-term copper concentrate supply agreements provide for a TcRc that is a percentage of the prevailing LME price, and hence would fluctuate with the LME price, or provide our third party supplier with price participation terms linked to LME prices. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Metal Prices and Copper TcRc.”

We purchase alumina from third party suppliers through short-term contracts and on the spot market. The market price for alumina has historically fluctuated independently and significantly from the market price of aluminum. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Metal Prices and Copper TcRc—Zinc and Aluminum”. Both the market prices of the copper concentrate and alumina that we purchase and the market prices of the copper and aluminum metals that we sell have experienced volatility in the past, and any increases in the market prices of these raw materials relative to the market prices of the metals that we sell would adversely affect the profitability and operating margins of our copper and aluminum businesses, which could have a material and adverse effect on our results of operations and financial condition.

Material changes in the regulations that govern us, or the interpretation of recent legislation, could have a material adverse effect on our business, financial condition and result of operations.

The Indian Mines (Amendment) Bill, 2011, or Mining Bill, proposes several amendments to the Mines Act, 1952, including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act, 1952. The Indian Ministry of Mines has also proposed a draft statute which provides that the holder of a mining lease or prospecting licence shall be liable to pay reasonable compensation to the stakeholders holding occupation, legal rights or traditional rights of the surface of the land over which the licence and lease has been granted, as mutually agreed (failing which the relevant State government will determine the compensation payable).

Under the Indian Competition Act, 2002 and the regulations thereunder, or Competition Act, certain provisions of which came into force on June 1, 2011, any arrangement, understanding or action in concert between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and will attract substantial monetary penalties. The Competition Act also requires a notice to be given to the Competition Commission for seeking its approval for any proposed combination. In the event that the Competition Commission requires further information or determines that the proposed combination is likely to cause an appreciable adverse effect on competition in India, the proposed combination may be delayed or may not take effect. In addition, the implications of the Direct Tax Code introduced by the Government of India, which is expected to come into effect in 2012, and the Indian Companies Bill, 2009, on our operations is presently unclear. If we are affected, directly or indirectly, by any such legislation, or face any enforcement proceedings initiated under any such legislation, it may harm our reputation and our business, financial condition and result of operations may be adversely affected.

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

We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the transport of our products to our customers. These conditions and events include:

•

Disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminum smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. For example, power interruptions caused BALCO to partially suspend operations at its 245,000 tons per annum, aluminum smelter at Korba, or Korba smelter in May 2006, and as a result of this interruption the Korba smelter did not become fully operational again until November 2006. Similarly, our Tuticorin copper refining and smelting facility had a four-day delay in ramp-up following a scheduled maintenance shutdown between April and May 2008 due to stabilization issues faced during the post-shutdown ramp-up and an unscheduled 34-day interruption in production between November and December 2008 due to damage in a cooling tower as a result of the collapse of its foundation. CMT’s Mt. Lyell processing plant was disrupted and experienced a 68-day shutdown due to a mud slide at the mine resulting from high rainfall in end August 2009. The losses from these interruptions include lost production, repair costs and other expenses.

•

Availability of raw materials for energy requirements. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ energy requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminum business, which has high energy consumption due to the energy-intensive nature of aluminum smelting, is significantly dependent on receiving allocations from Coal India Limited, or Coal India, the government-owned coal monopoly in India, and its subsidiaries. A shortage of coal from April 2005 led Coal India to reduce the amount of coal supplied to all of its non-utility customers, including BALCO. As a result, BALCO was forced to utilize higher-priced imported coal and coal from non-linkage sources, which resulted in higher power generation costs. In fiscal 2011, 96.0% of the allocated coal was supplied.

•

Availability of water. The mining operations of our zinc and aluminum businesses, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited, or NTPC, regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to NTPC premises. Arbitration proceedings commenced on May 18, 2009 and are ongoing. An unfavorable resolution to this dispute may significantly increase BALCO’s costs of obtaining water for that power plant.

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

•

Strikes and industrial actions or disputes. The majority of the total workforce of our consolidated group of companies is unionized. Strikes and industrial actions or disputes have in the past and may in the future lead to business interruptions and halts in production. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the Government of India. We also experienced short strikes and work stoppages in 2005 and 2006. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with the trade unions may not be renewed on terms favorable to us, or at all. The wage settlement agreement with HZL was executed on November 13, 2009 for a period of five years with effect from July 1, 2007. The wage settlement agreement entered into by BALCO with the union expired on April 1, 2009 and was renewed on November 25, 2010 for a period of five years with effect from April 1, 2009. Other work stoppages or other labor-related developments, including the introduction of new labor regulations in India or Australia, may occur in the future.

The occurrence of any one or more of these conditions or events could have a material adverse effect on our results of operations and financial condition.

We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant.

Various writ petitions were filed before the High Court of Madras alleging, among other things, that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air, water and hazardous waste pollution resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin. See “Item 8. Financial Information A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further details.

On September 28, 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin and following our application to the Supreme Court of India against the order of the High Court of Madras, the Supreme Court stayed the order passed by the High Court of Madras until further notice. The financial impact, if any, of the writ petitions is not precisely quantifiable.

In the event that we are not successful in challenging the order of the High Court of Madras, our copper smelting plant at Tuticorin may be ordered to shut down and consequently, our business and operations may be materially and adversely affected.

We are substantially dependent upon our Rampura Agucha zinc mine, and any interruption in our operations at that mine could have a material adverse effect on our results of operations and financial condition.

Our Rampura Agucha zinc mine produced 88.8% of the total mined metal in zinc concentrate that we produced in fiscal 2011 and constituted 72.0% of our proven and probable zinc reserves as of March 31, 2011. Our zinc business provided 75.3% of our operating income in fiscal 2011. Our results of operations have been and are expected to continue to be substantially dependent on the reserves and low cost of production of our Rampura Agucha mine and any interruption in our operations at the mine for any reason could have a material adverse effect on the results of operations and financial condition of our business as a whole.

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

Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Since the second half of 2008, this uncertainty has increased due to the disruption in the global financial markets. See “- Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations—Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Future debt financing, if available, may result in increased finance charges, increased financial leverage, and decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.

In light of this, our planned and any proposed future expansions and projects may be materially and adversely affected if we are unable to obtain funding for such capital expenditures on satisfactory terms, or at all, including as a result of any of our existing facilities becoming repayable before its due date. In addition, there can be no assurance that our planned or any proposed future expansions and projects will be completed on time or within budget, which may adversely affect our cash flow. These expansions and projects include those described in “Item 4. Information on the Company—B. Business Overview—Our Business—Competitive Strengths—Strong pipeline of growth projects.”

Cost overruns and delays. Our current and future projects may be significantly delayed by failure to receive regulatory approvals or renewal of approvals, failure to obtain sufficient funding, and technical difficulties due to human resource, technological or other resource constraints or for other unforeseen reasons, events or circumstances. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all. Our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations. For example, we have obtained clearance from the Ministry of Environment and Forest, or MOEF, for setting up a 400,000 tpa, capacity copper smelter at Tuticorin. The expansion project has been rescheduled as we are awaiting the consent from the State Pollution Control Board.

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

We are subject to restrictive covenants for the credit facilities including term loans and working capital facilities provided to us and our subsidiaries.

There are restrictive covenants in agreements which we have entered into with certain banks and financial institutions for borrowings by our subsidiaries. These restrictive covenants require us to maintain certain financial ratios and seek the prior permission of these banks and financial institutions for various activities, including, among others, any change in our capital structure, issue of equity, preferential capital or debentures, raising any loans and deposits from the public, undertaking any new project, effecting any scheme of acquisition, merger, amalgamation or reconstitution, implementing a new scheme of expansion or creation of a subsidiary. Such restrictive covenants may restrict our operations or ability to expand and may adversely affect our business.

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

On March 17, 2010, Asarco filed a complaint in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached an agreement dated May 30, 2008 (“May 2008 Agreement”) by, among other things, refusing to pay the $2.6 billion purchase price and refusing to assume the liabilities and contractual obligations as allegedly required under the May 2008 Agreement. Asarco is seeking to recover from us and Sterlite USA the damages allegedly suffered by it, as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco has claimed these damages to be in the range of $533 million to $1,509 million and has also claimed applicable pre-judgment interest.

We and Sterlite USA believe that Asarco’s claim has no merit and it did not suffer any damages, as it received substantially higher consideration under the Parent Plan than possible under the May 2008 agreement. The May 2008 Agreement was only a stalking horse bid, the consummation of which was subject to various approvals from creditors of Asarco’s estate, the U.S. Bankruptcy Court and competition from any other bidders. The reorganization plan proposed by Asarco’s parent companies (“Parent Plan”) was finally approved by the US District Court and was consummated. It paid all the creditors in full along with interest and provided substantial benefits to the equity holders. The Parent Plan provided for a cash contribution of $2.205 billion to the estate of Asarco, a promissory note of $280 million to the trust set up for the benefit of asbestos claimants, assumption of certain liabilities and waiver of certain claims against Asarco. Asarco’s estate also provided substantial tax benefits to the equity holders. Asarco disclosed in the joint disclosure statement filed by it during the bankruptcy proceedings, in its view that the recovery, if, any, against such potential claims may be approximately $100 million.

The trial on Asarco’s complaint was completed on August 17, 2011 in the U.S. Bankruptcy Court and the decision is awaited. Any adverse judgment or settlement may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are developing our commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses.

In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. We are investing approximately Rs. 82,000 million ($1,824.2 million) to build a 2,400 megawatt, or MW, thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is being pursued by our wholly-owned subsidiary Sterlite Energy. Two units of 600 MW each have been commissioned in March 2011 and May 2011 respectively and the remaining two units are expected to be progressively commenced by the end of fiscal 2012. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Business—Our Commercial Power Generation Business—Our Plans for Commercial Power Generation.”

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of Rs. 92,450 million ($2,075.7 million). Commissioning of this project will be carried out in stages and the first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and the remaining two units by the second quarter of fiscal 2014. In addition, TSPL has signed a memorandum of understanding, or MoU, with the Government of Punjab in October 2010 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660 MW. The estimated cost for the additional unit is Rs. 25,000 million ($561.0 million) and is expected to be completed in the fourth quarter of fiscal 2014. On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868.4 million ($86.9 million). Our commerical power generation business also includes wind power plants. The establishment of additional wind power plants of 150 MW was announced by HZL, of which 48 MW has been commissioned during fiscal 2011. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Business—Our Commercial Power Generation Business—Our Plans for Commercial Power Generation.”

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

If the Government of India claims that SOVL has breached the covenant related to the Kapasan Project under the shareholders’ agreement between the Government of India and SOVL resulting in litigation, and it was determined that SOVL had breached such covenant triggering an event of default, the Government of India, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days from the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the Government of India to SOVL at a price equivalent to 150.0% of the market value of such shares, or purchase any or all of the shares of HZL held by SOVL at a price equivalent to 50.0% of the market value of such shares.

Based solely on the closing market price of HZL’s shares on the National Stock Exchange of India Limited, or the NSE, on September 23, 2011 of Rs. 125.9 ($2.8) per share, if the Government of India were determined to have, and were to exercise, a right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay Rs. 235,675 million ($5,291.3 million) for those shares, and if the Government of India were determined to have, and were to exercise, a right to purchase all of the 2,743,154,310 shares of HZL held by SOVL at a price equivalent to 50.0% of their market value, we would receive Rs. 172,682 million ($3,877 million) for those shares.

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

By a letter dated July 21, 2009, SOVL exercised the second call option. The Government of India has stated that the clauses of the shareholders’ agreement relating to Sterlite’s option violated the provisions of Section 111A of the Companies Act, 1956, or the Indian Companies Act, by restricting the right of the Government of India to transfer its shares and that as a result the shareholders’ agreement was null and void. As such, the Government of India has refused to act upon the second call option. Consequently, SOVL commenced arbitral proceedings under the terms of the shareholders’ agreement and has appointed its arbitrator. Under the terms of the shareholders’ agreement, the Government of India is required to nominate an arbitrator, but the Government of India has not made such a nomination. As a result, SOVL has filed an arbitration application pursuant to section 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court petitioning the court to constitute an arbitral tribunal. The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V N Khare as their arbitrator. By an order dated May 18, 2010 the court directed the parties to appoint mediators for mediation of the dispute. The mediation was not successful and the arbitral tribunal is being constituted. See “Item 8. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO—Call Options Over Shares in HZL.”

There can be no assurance SOVL will be successful in its arbitral proceedings with the Government of India. Any adverse ruling in the arbitration proceedings, if commenced, may preclude or delay us from exercising our option to increase our ownership interest in HZL, and such an outcome would be likely to have a material adverse effect upon our operational flexibility, results of operations and prospects. Alternatively, we may only be able to acquire the Government of India’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on our results of operations and financial condition.

The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.

Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this option on March 19, 2004. However, the Government of India contested the purchase price and validity of the option. As negotiations for an amicable resolution were unsuccessful, on direction of the court, arbitrators were appointed by the parties, as provided for under the terms of the shareholders’ agreement. Arbitration proceedings commenced on February 16, 2009 and concluded on October 9, 2010. By an award dated January 25, 2011, the arbitral tribunal dismissed our claims on the basis that the option was invalid as it violated Section 111A(2) of the Indian Companies Act. The arbitral tribunal also ruled that the first valuation report of SBI Capital Markets Limited, which valued the shares of the Government of India at Rs. 77.93 per share, was correct and that we had the right to purchase the Government of India’s shares at 75.0% of its valuation. The arbitral tribunal’s ruling in relation to the valuation and our right to purchase at 75.0% is inconsequential as the arbitral tribunal had already made a ruling that our call option was invalid. Following the issuance of the award, we filed an application in the High Court of Delhi to set aside the ruling made in the award relating to the invalidity of our call option. The High Court of Delhi has fixed a hearing date for the application on November 9, 2011.The Government also filed an application in the High Court of Delhi to set aside the ruling made in the award relating to the valuation report and our right to purchase the Government of India’s shares at 75.0% of the valuation. The High Court of Delhi has kept the Government of India’s application in abeyance until our application has been determined. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO— Call Option Over Shares in BALCO.”

There is no assurance that the outcome of our application or the Government of India’s application to the High Court of Delhi will be favorable to us. In the event of an unfavorable outcome, we may be unable to purchase the Government of India’s remaining 49.0% stake in BALCO or may be required to pay a higher purchase price, which may adversely affect our operational flexibility, results of operations and prospects.

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

In addition to the civil proceedings, SEBI also initiated criminal proceedings before the Court of the Metropolitan Magistrate, Mumbai, against us, our present Non-Executive Chairman, Mr. Anil Agarwal and Mr. Tarun Jain, one of our directors until March 31, 2009, and the chief financial officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings. The matter is pending at the stage of final arguments and the next hearing date is on December 26, 2011. If we and the individuals named in the criminal proceedings do not prevail before the High Court of Bombay, our business and operations may be materially and adversely affected.

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

For a detailed discussion of material litigation matters pending against us, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We can also be subject to claims challenging our title to our non-mine properties. For example, BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba smelter. On February 6, 2009, the Chhattisgarh High Court held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh challenged this order in an appeal before the division bench of the Chhattisgarh High Court. This appeal was dismissed on February 25, 2010. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.

Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities. Failure to comply with any laws or regulations or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate our facilities, the assessment of administrative, civil or criminal penalties, the imposition of cleanup or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of closing or limiting production from our operations. In addition, a significant number of approvals are required from government authorities for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge. We are currently primarily subject to laws and regulations relating to our operations in India and Australia. Our business, financial condition, results of operations and prospects may be materially and adversely affected by any of a number of significant legal and regulatory matters to which we are subject. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 4. Information on the Company—B. Business Overview—Our Business—Regulatory Matters.”

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

We maintain insurance which we believe is typical in our industry in India and Australia and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately, or at all, or cannot be insured. Our insurance policies contain exclusions and limitations on coverage. In addition, our insurance policies may not continue to be available at economically acceptable premiums, or at all. As a result, our insurance coverage may not cover the extent of any claims against us, including for environmental or industrial accidents or pollution. See “Item 4. Information on the Company—B. Business Overview—Our Business—Insurance.”

Third party interests in our subsidiary companies and restrictions due to stock exchange listings of our subsidiary companies will restrict our ability to deal freely with our subsidiaries, which may have a material adverse effect on our operations.

We do not wholly own all of our operating subsidiaries. Although we have management control of HZL and BALCO, and we intend to increase our ownership interests in both, each of these companies has other shareholders who, in some cases, hold substantial interests in them. The non-controlling interests in our subsidiaries and the listing of HZL on the NSE and the BSE may limit our ability to increase our equity interests in these subsidiaries, combine similar operations and utilize synergies that may exist between the operations of different subsidiaries or reorganize the structure of our business in a tax effective manner. For example, the Government of India, which is a minority shareholder in each of HZL and BALCO, has entered into shareholders’ agreements for HZL and BALCO and it is a term of the shareholders’ agreements that HZL and BALCO may not grant loans to companies which are under the same management as HZL or BALCO, as the case may be, without the prior consent of the Government of India.

In addition, the Government of India has the right to appoint directors and has veto power over certain management decisions. These restrictions on our ability to deal freely with our subsidiaries caused by the non-controlling interests may have a material adverse effect on our results of operations or financial condition as our ability to move funds among the different parts of our business will be restricted and we will be unable to access cash held in HZL or BALCO except through dividend payments by HZL and BALCO which would be payable to all shareholders. This will limit our ability to make payments of interest and principal in respect of financial liabilities and obligations which we have undertaken on behalf of our consolidated group of companies. Further, pursuant to the requirements for the continued listing of the shares of HZL on the NSE and BSE, in the event we exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, we would have to either divest a portion of our shareholding in HZL within a period of one year from the acquisition such that the minimum public shareholding requirement of 25.0% is complied with or delist HZL’s shares from the NSE and BSE by making an offer to purchase the equity shares held by the remaining HZL’s shareholders at a price determined by way of a reverse book-build process, which could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

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

HZL’S Haridwar zinc plant was set up in the state of Uttarkhand and is eligible for tax incentives applicable to hilly states. Our copper refinery and copper rod plant at Tuticorin and our first hydrometallurgical zinc smelters at Chanderiya with a capacity of 210,000 tpa, of which one has been awarded the status of export oriented units, under which we are eligible for tax exemptions on raw materials, capital goods procured and finished goods sold until March 31, 2011. New captive power plants will not be eligible for such tax exemptions if the capitalization is effected after March 31, 2012. Captive power plants will continue to have the benefit of any existing tax exemptions after March 31, 2011 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our financial condition or results of operations.

In addition, we are subject to a MAT which sets a minimum amount of tax that must be paid each year based on our book profits. The India Finance Bill 2011 has increased the MAT rate from 18.0% to 18.5%, and surcharge has been reduced to 5.0% from 7.5% resulting in an overall increase in the MAT rate from 19.93% to 20.01%, including surcharge and cess. The MAT prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

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

Historically, the international commodity prices for copper, zinc and aluminum and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, between March 31, 2010 and March 31, 2011, the average LME prices of copper, aluminum, zinc and lead increased by 33.1%, 20.8%, 12.9% and 12.8%, respectively. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A decline in the prices we receive for our copper, zinc or aluminum metals and in the market TcRc rate for copper would adversely affect our revenue and results of operations, and a sustained drop would have a material adverse effect on our revenue, results of operations and financial condition.

Our ore reserves are estimates based on a number of assumptions, any changes to which may require us to lower our estimated reserves.

The ore reserves stated in this annual report are estimates and represent the quantity of copper, zinc, lead and bauxite that we believed, as of March 31, 2011, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. As a result, you should not place undue reliance on the reserve data contained in this annual report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our ore reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

Changes in tariffs, royalties, customs duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations.

Copper, zinc and aluminum are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals. Between March 2003 and June 2009, basic customs duties on imported copper, zinc, lead and alumina and aluminium decreased cumulatively from 25.0% to 5.0%, and have remained at 5.0% since June 2009. The Government of India may reduce or abolish customs duties on copper and aluminum in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the State Government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located, at a rate of 8.4%, with effect from August 13, 2009 (with the rate being 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (with the rate being 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties we pay are subject to change. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Any upward revision to the royalty rates being charged currently or payment of additional royalty for mining of associated minerals may adversely affect our profitability. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Demands against HZL by Department of Mines and Geology.”

We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to (a) the sum of (x) 1.6% of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.0% of revenue. Our royalties in Zinc International business are 3.0%, 7.6% and 3.5% of Skorpion, BMM and Lisheen respectively.

Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been reduced since 2002. These export assistance premiums have been reduced in recent years and may be further reduced in the future. Any reduction in these premiums will decrease the revenue we receive from export sales and may have a material adverse effect on our results of operations or financial condition. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy.”

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

Risks Relating to Our Relationship with Vedanta

We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited.

We are a majority-owned and controlled subsidiary of Vedanta. Vedanta is in turn 61.7% owned by Volcan Investments Limited, or Volcan. Volcan is a holding company 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave PTC Limited, or Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of Volcan, its direct and indirect shareholders, and their respective associates, or collectively, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” However, we cannot assure you that the relationship agreement will be effective at insulating Vedanta, and in turn we, from being influenced or controlled by the Volcan Parties, which influence or control could have a material adverse effect on the holders of our equity shares and ADSs.

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

Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of March 31, 2011, Vedanta owned 79.4% of KCM, an integrated copper producer in Zambia, 94.6% of MALCO, an aluminum metals and mining company in India with which we compete, and 70.5% of Vedanta Aluminium, an alumina refining and aluminum smelting business. As Vedanta controls KCM, MALCO, Vedanta Aluminium and us, it determines the allocation of business opportunities among, as well as strategies and actions of, KCM, MALCO, Vedanta Aluminium and us. Vedanta may determine to have KCM, MALCO, Vedanta Aluminium or another of its subsidiaries, instead of us, pursue business opportunities in the copper, zinc, aluminum or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta group, including guarantees issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees cover obligations aggregating Rs. 64,704 million ($1,452.7 million) as of March 31, 2011, the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—Guarantees.”

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

In addition, we are a party to a shared services agreement with Vedanta and certain other subsidiaries of Vedanta under which our management’s time and services are shared between the Vedanta group and us. As a result, our management, including our senior management, is not solely focused on our business and may be distracted by, or have conflicts as a result of, the demands of Vedanta or other businesses within the Vedanta group, which may materially and adversely affect our business, results of operations and financial condition. For more information on the shared services agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

We are incorporated in India. Our primary operating subsidiaries, HZL, BALCO and Sterlite Energy, as well as our associate company, Vedanta Aluminium, are also incorporated in India. A substantial portion of our assets and employees are located in India and we intend to continue to develop and expand our facilities in India. Consequently, our financial performance and the market price of our equity shares and ADSs will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. The present government continues to be a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement its liberalization policies. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. Given the changes in government policy on divestments, there can be no assurance that any of the proposed privatizations which we may be interested in pursuing will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular if new restrictions on the private sector is introduced or if existing restrictions are increased.

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

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike and corresponding decreases in global infrastructure spending and commodity prices. Continued turbulence in the United States and international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. These global market and economic conditions have had an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. For example, in response to global economic conditions and a decline in commodity prices, we had ceased operations at one of our aluminum smelters at the Korba complex in previous years which had an adverse effect on our business and financial performance.

As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations.

In fiscal 2011, approximately 61.9% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc and aluminum sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have, a material adverse effect on the demand for the commodities we produce and, as a result, on our financial condition and results of operations.

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

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally have a material adverse effect on our businesses, results of operations, financial condition and cash flows. In addition, any deterioration in international relations may result in investor concern regarding regional stability which could adversely affect the price of our equity shares and ADSs.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, especially between India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India-Pakistan border. There have also been incidents in and near India such as terrorist attacks in Mumbai, Jaipur, Delhi and on the Indian Parliament, troop mobilisations along the India-Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult and could create the perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenue could decline.

Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours (such as heavy downpours in Tuticorin in 2008 which caused the closure of our Tuticorin facilities for two to three days, as well as the rains in Mumbai and other parts of the State of Maharashtra in 2005 and other states in 2006) and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities. Other regions in India have also experienced floods, earthquakes, tsunamis and droughts in recent years. In December 2004, Southeast Asia, including the eastern coast of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the Government of India or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities which would cause us to reduce or close our operations.

Currency fluctuations among the Indian Rupee, the Australian dollar and the US dollar could have a material adverse effect on our results of operations.

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees or Australian dollars. In addition, in fiscal 2011, approximately 38.1% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. Our results of operations could be adversely affected if the US dollar depreciates against the Indian Rupee or Australian dollar or the Indian Rupee or Australian dollar appreciates against the US dollar. We seek to mitigate the impact of short-term movements in currency on our business by hedging most of our near-term exposures. Typically, most of our exposures with a maturity of less than two years are hedged completely. However, large or prolonged movements in exchange rates may have a material adverse effect on our results of operations and financial condition.

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

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee compensation for injury or death sustained in the course of employment, and imposes financial obligations on employers upon employee layoffs. This makes it difficult for us to maintain flexible human resource policies, discharge employees or downsize, which may adversely affect our business and profitability.

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

As a foreign private issuer and a “controlled company,” we are exempt from complying with certain corporate governance requirements of the NYSE, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic non-controlled US issuers, holders of our equity shares and ADSs may not have the same protections afforded under the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the Agarwal family’s significant ownership interest of us as a result of its majority ownership of Vedanta’s majority shareholder, Volcan, could adversely affect investors’ perceptions of our corporate governance. For a summary of the differences between the corporate governance standards applicable to us as a listed company in India and as a foreign private issuer and “controlled company” in the United States and such standards applicable to a domestic non-controlled US issuer, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards.”

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a US public company and a foreign private issuer such as us.

We are incorporated in India and investors should be aware that there are certain differences in the shareholder rights and protections between the laws of India and the United States. There are also certain differences in the corporate governance standards for a domestic US issuer and those applicable to a foreign private issuer such as us. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Shareholders’ Rights.”

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

As of March 31, 2011 we had 3,361,207,534 equity shares outstanding, including 437,090,736 equity shares represented by 109,272,684 ADSs. All our 3,361,207,534 outstanding equity shares are freely tradable on the NSE and BSE Furthermore, Vedanta, through Twin Star and MALCO, continued to have effective control over 1,939,086,376 of our total outstanding equity shares (including equity shares representing ADSs), which represented 57.7% of our outstanding share capital as of March 31, 2011.

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

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the half yearly values of the assets during a taxable year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2012 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

SIIL was incorporated on September 8, 1975 under the laws of India and maintains a registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India. Our principal executive office is located at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India and the telephone number for this office is (91) 461 424 2982. Our website address is www.sterlite-industries.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not a part of this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

In July 2000, our telecommunications cables and optical fiber business was spun-off into a new company, STL. The Agarwal family has substantial interests in STL. STL is not a part of our group companies.

We acquired our aluminum business through our acquisition of a 51.0% interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we gave notice to exercise our call option to purchase the Government of India’s remaining 49.0% shareholding in BALCO at a price determined in accordance with the shareholders’ agreement entered into by us and the Government of India. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO—Call Option Over Shares in BALCO” for more information.

On April 11, 2002, we acquired, through SOVL, a 26.0% interest in HZL from the Government of India and a further 20.0% interest through an open market offer. On November 12, 2003, we acquired, through SOVL, a further 18.9% interest in HZL following the exercise of a call option granted by the Government of India, taking our interest in HZL to 64.9%. In addition, SOVL has a call option, which became exercisable beginning on April 11, 2007, to acquire the Government of India’s remaining ownership interest in HZL.

On October 3, 2006, we acquired 100% of Sterlite Energy from TSPL, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, for a total consideration of Rs. 4.9 million ($0.1 million). Sterlite Energy is our subsidiary through which we are setting up a thermal coal-based 2,400 MW power facility in the State of Orissa.

On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868 million ($86.8 million). On October 30, 2009, Sterlite Energy filed its draft red herring prospectus with SEBI for a proposed initial public offering of its equity shares for up to Rs. 51,000 million ($1,134.6 million).

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

In October 2009, we issued $500 million aggregate principal amount of 4% Convertible Senior Note, or Convertible Notes. Subject to certain exceptions, the Convertible Notes are convertible, at the option of the holder, into ADSs at a conversion rate of 42.8688 ADSs per $1,000 principal amount of Convertible Notes, which is equal to a conversion price of approximately $23.33 per ADS. The Convertible Notes will mature on October 30, 2014, unless earlier repurchased or redeemed by us or converted.

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;
(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and
(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,965 million ($260.2 million). On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.

On February 3, 2011, our board of directors approved the acquisition of 100% ownership of MPCL for a consideration of Rs. 0.5 million and MIL for a consideration of Rs. 1.3 million. MPCL would be the proposed holding company for all port business and functions and MIL would be the proposed holding company for all the infrastructure business of the company. The acquisition of MPCL and MIL was completed on February 19, 2011 and March 4, 2011 respectively.

Our equity shares are listed and traded on the NSE and BSE. Our equity shares have been included in S&P CNX Nifty, a diversified index of 50 Indian stocks listed on the NSE, since April 5, 2007 and has been included in BSE Sensex, a diversified index of 30 Indian stocks listed on the BSE, since July 28, 2008. Our ADSs are quoted on the NYSE (NYSE: SLT).

We are a majority-owned and controlled subsidiary of Vedanta, a public company in the United Kingdom listed on the London Stock Exchange plc, or LSE, and included in the FTSE 100 Index. Vedanta is a leading metals and mining company with its business principally located in India and having assets and operations in Zambia, Australia, Namibia, South Africa and Ireland. Vedanta is primarily engaged in copper, zinc, aluminum, iron ore and commercial power generation businesses. We and Vedanta share a common management team with a common strategic vision, and we form the core of Vedanta’s operations.

Vedanta is 61.7% owned by Volcan, a holding company 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.”

Our capital expenditures spent in fiscal 2009, 2010 and 2011 were Rs. 40,623 million , Rs. 61,875 million and Rs. 50,016 million ($1,122.9 million), respectively. See “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements—Capital Expenditures and Commitments” for more information.

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the copper, zinc and aluminum industries contained in this annual report is primarily derived from Brook Hunt & Associates Limited, or Brook Hunt, (a Wood Mackenzie company) and other industry sources.

Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2005-06, 2006-07, 2007-08 and 2009-10), the Central Electricity Authority of India’s General Review (2004-05 and 2007-08), and the Ministry of Power website. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours, or kWh.

Copper

Global Copper Market

Background

Copper is a non-magnetic, reddish-colored metal with a high electrical and thermal conductivity (among pure metals at room temperature, only silver has a higher electrical conductivity), high tensile strength and resistance to corrosion.

The copper market is geographically diverse in terms of both production and consumption. The different geographical locations of the copper mines and the smelting and refining facilities have led to the development of “custom smelters/refineries”, which tend to be heavily reliant on imported concentrates.

Copper consumption can be divided into three main product groups: copper wire rods, copper products and copper alloy products. The predominant use of copper has been the production of copper wire rods, which accounted for an estimated 55% of total global consumption (i.e. including scrap) and approximately 70% of primary consumption in 2010. Wire rod is consumed in five main wire and cable markets which include general and industrial cable, utility power cable, telecommunication cable, other insulated wire and winding wire.

In the global copper consumer market in 2010, the construction segment accounted for 33% of copper consumption, followed by the electric and electronic products segment (33%), the industrial machinery and equipment segment (13%), the transportation equipment segment (13%) and the consumer and general products segment (8%).

The copper industry has three broad categories of producers:

•	miners, which mine the copper ore and produce copper concentrate;

•	custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.

Global Copper Reserves

Global copper reserves were estimated to be, as of December 31, 2010, 630 million tons, according to preliminary estimates by U.S. Geological Survey, Chile, Peru, Australia, Mexico and United States have the majority of copper reserves and collectively account for 62% of world reserves.

Refined Copper Consumption

Global copper consumption increased from 17.4 million tons globally in 2009 to 19.2 million tons in 2010. The increase in demand was mainy due to the extent of the refined metal and semi stock draw downs during 2009, which led to the increase in demand for all metals including copper.

China lead in 2010 with an increase of 13.0% as continued strong economic growth underpinned expansion. In particular, spending in the infrastructure sectore continued to form the major part of end use demand. Other major economies also contributed to the overall demand in copper consumption, led by Japan (21.0%), Latin America (17.8%), Western Europe (10.1%), North America (6.7%) and Asia (excluding China and Japan) (4.4%). Africa and Oceania experienced a decline of 0.9%.

China was the largest end user of copper in 2010 with a global market share of 37.0%, totalling Asia’s combined market share to 62.0%, followed by Europe (21.0%), the United States (10.0%), Latin America (5.0%) and others (2.0%). Previously, Europe and North America accounted for over 60% of copper consumption during the 1980s, but strong growth in Asia, led by China and Japan, has since significantly changed global consumption patterns. This trend of Asia’s rising and growing dominance in global copper consumption is expected to continue.

The following table sets forth the regional consumption pattern of refined copper from 2007 to 2010:

	Year Ended December 31,
	2007		2008		2009		2010
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Latin America	864	4.8%	889	4.9%	768	4.4%	905	4.7%
Rest of Asia(1)	4,387	24.5%	4,369	24.3%	3,895	22.4%	4,127	21.6%
China	4,670	26.0%	5,100	28.3%	6,375	36.6%	7,204	37.5%
CEE(2)	1,133	6.3%	1,061	5.9%	732	4.2%	898	4.7%
North America	2,304	12.8%	2,185	12.1%	1,773	10.2%	1,892	9.8%
Western Europe	3,667	20.4%	3,433	19.0%	2,839	16.3%	3,125	16.3%
Africa	274	1.5%	323	1.8%	343	2.0%	343	1.8%
Oceania	148	0.8%	152	0.8%	130	0.7%	125	0.6%
India	516	2.9%	529	2.9%	552	3.2%	580	3.0%
Total	17,963	100.0%	18,041	100.0%	17,407	100.0%	19,199	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
(2)	Central and Eastern Europe.

Source:	Brook Hunt Metals Market Service Report, March 2011

Copper Supply

Global mine production is the principal source of copper, with scrap recycling accounting for only a minor part of the aggregate supplies.

The five largest copper mining countries were Chile (33.6%), China (7.7%), Peru (7.4%), the United States (7.0%) and Indonesia (5.4%), which together accounted for approximately 61.1% of the total copper mined worldwide as of March 31, 2011. The five largest copper mining companies as of March 2011 were Corporación Nacional del Cobre, Chile, or Codelco (10.7%), Freeport-McMoran Copper and Gold Corporation, or Freeport-McMoran (8.6%), BHP Billiton (6.7%), Xstrata AG, or Xstrata (5.3%), and Anglo American Plc (4.3%).

The major smelting locations include China (24.0%), Chile (11.0%), Japan (10.5%), Russia (5.1%) and India (4.4%), which together accounted for 55.0% of global production in 2010. The five largest copper smelting companies were Codelco (7.3%), Jiangxi Copper Corporation, or Jiangxi Copper (5.8%), Xstrata (4.7%), The Aurubis Group, or Aurubis (4.4%) and Nippon Mining and Metals Co. Limited (3.8%).

The five largest copper producing countries were China (23.9%), Chile (17.0%), Japan (8.1%), the United States (5.8%) and Russia (4.7%), which together accounted for about 59.5% of the total copper produced worldwide in 2010. The five largest copper refining companies were Codelco (9.1%), Aurubis (5.6%), Freeport-McMoran (5.2%), Jiangxi Copper (4.5%) and Xstrata (3.3%).

Global copper production increased from 18.3 million tons in 2008 to 18.4 million tons in 2009, an increase of 0.2% and a further increase to 19.1 million tons in 2010, a YOY increase of 4.2%.

The following table sets forth the regional production pattern of refined copper from 2007 to 2010:

	Year Ended December 31,
	2007		2008		2009		2010
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Latin America	3,956	21.9%	4,064	22.2%	4,197	22.9%	4,146	21.7%
Rest of Asia(1)	3,531	19.6%	3,421	18.7%	3,220	17.5%	3,374	17.7%
China	3,519	19.5%	3,795	20.7%	4,109	22.4%	4,573	23.9%
CEE(2)	1,592	8.8%	1,564	8.5%	1,574	8.5%	1,694	8.9%
North America	1,792	9.9%	1,710	9.3%	1,499	8.2%	1,425	7.5%
Western Europe	1,837	10.2%	1,929	10.5%	1,810	9.9%	1,890	9.9%
Africa	648	3.6%	669	3.6%	788	4.3%	931	4.9%
Oceania	444	2.5%	501	2.7%	449	2.4%	425	2.2%
India	722	4.0%	683	3.7%	720	3.9%	647	3.4%
Total	18,041	100.0%	18,336	100.0%	18,366	100.0%	19,105	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.
(2)	Central and Eastern Europe.

Source:	Brook Hunt Metals Market Service Report, March 2011

Pricing

Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. The significant price increase in 2006 resulted from healthy demand growth and supply. Due to China’s shortage in supply of 2.6 million tons, global production recorded a slight deficit for the first time in four years. In 2010, China’s metal deficit was not significant when compared to the overall size of the market. The LME spot price, reached its record average price at $7,536 per ton as a result of strong copper demand from China after the decrease in 2008 and 2009 mainly due to the global recession.

The following table sets forth the movement in copper prices from 2001 to 2010:

	Year Ended December 31,
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	($ per ton, except percentages)
LME Cash Price($)	1,577	1,557	1,779	2,868	3,683	6,729	7,124	6,951	5,163	7,536
% Change	(13.1)	(1.3)	14.3	61.2	28.4	82.7	5.9	(2.4)	(25.3)	46.0

Source: Brook Hunt Metals Market Service Report, March 2011

The LME copper cash price was $9,399.5 per ton as of March 31, 2011.

For custom smelters, TcRc rates have a significant impact on profitability as prices for copper concentrate are equal to the LME price net of TcRc and prices of finished copper products are equal to the LME price plus a premium. A significant proportion of concentrates are sold under frame contracts and TcRc are negotiated annually. The main conditions of the contract which are subject to negotiation are the TcRcs that are expressed in US dollars per dry ton of concentrate, or Tc, and in cents per pound of payable copper, or Rc, and, until recently (under long-term contracts) price participation. The TcRc rates are influenced by the demand-supply situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.

With another year of high prices combined with a marked deficit in copper concentrate in 2010, substantial portion of profits was distributed to the miners. Since 2006, TcRc have fallen significantly, reflecting a continuing tightening in the physical concentrate demand/supply balance. Traditionally, the benchmark copper concentrate TcRc (excluding price participation, if any) is based on the annual negotiations between the Japanese smelters and BHP Billiton. However, in 2010, the benchmark was set by negotiations between Freeport-McMoran and Sumitomo Metal Mining, which settled at $46.5 per ton and $0.0465 per pound, an increase from the $45.0 per ton and $0.045 per pound terms agreed for 2008, but a decrease from the $75.0 per ton and $0.075 per pound terms agreed for 2009.

The following table sets forth the movement in copper TcRc from 2001 to 2010:

	Year Ended December 31,
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(US cents per lb, except percentages)
TcRc(1)	17.4	15.5	13.9	13.0	29.6	45.9	15.4	11.5	19.5	11.9
% Change	9.4	(10.9)	(10.3)	(6.5)	127.7	55.1	(66.4)	(24.7)	69.6	39.0

Note:

(1)	Includes price participation, if any.

Source:	Brook Hunt Copper Metal Service Report.

Indian Copper Market

Background

The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan copper, which was the only producer in India until 1995 and has transformed significantly with our entry and the entry of Birla Copper, now owned by Hindalco. The Indian industry can be classified into two broad categories—manufacturers of refined copper (copper cathodes) and manufacturers of copper products. Of the three manufacturers of refined copper, Hindustan Copper Limited, or HCL, is the only primary producer, which mines and refines copper. Hindalco Industries Limited, or Hindalco, and Sterlite process primarily imported copper concentrate to produce end products such as copper bars, rods and wires.

The Indian copper industry opened to private sector investment in 1992. Prior to 1992, the industry was dominated by HCL, a public sector undertaking, or PSU, owned by the Government of India. HCL was incorporated in November 1967 with the objectives of carrying out mining operations and producing copper and related products.We are one of the two custom copper smelters in India with a primary market share of 43.0% in fiscal 2011, according to the International Copper Promotion Council, India, or ICPCI.

Consumption Pattern

From 2008 to 2010, consumption in the Indian primary copper market increased at a compound annual growth rate of 9.9%. The total domestic demand for copper is estimated to have increased from 587,000 tons in 2008 to 652,000 tons in 2010, a CAGR of 11% over three years. In addition, the demand for copper in India is expected to grow from 652,000 tons in 2010 to 1.57 million tons in 2020, representing a CAGR of 9.19%. This compares to world demand for copper, which Brook Hunt estimates will grow from 18.2 million tons in 2010 to 24.6 million tons in 2020, representing a compound annual growth rate of 3.05%, according to Brook Hunt.

Pricing and Tariff

Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. The following table sets out the customs duties that were applicable on copper for the period indicated:

	22 January 2007 to 28 April 2008	29 April 2008 to 2 January 2009	3 January 2009 to February 27, 2011	February 28, 2011 to present
Copper	5%	5%	5%	5%
Copper concentrate	2%	2%	2%	2.5%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable, which has been further increased to 3% of the total customs duty payable effective as of March 1, 2007.

On February 28, 2011, the Government of India announced the increase of import duty on copper concentrate from 2% to 2.5%.

Market Outlook

Global Copper Outlook

The developing Asian market is expected to drive copper consumption growth. The countries from Asia that are contributing to this growth are primarily China and India. Global refined consumption of copper is expected to increase from 19.2 million tons in 2010 to 20.2 million tons in 2011, an increase of 5.0%. Asia is expected to contribute 60.8% of this incremental growth. This would translate into a compound annual growth rate, or CAGR, for consumption from 2008 to 2011 of 8.1% for Asia, compared to 3.9% for the world and -1.9% for the world excluding Asia.

The mine production is expected to rise by 4.9% in 2011 YoY, mainly due to an increase in investments in Africa (19.7% in 2011 YoY) and Latin America (5.0% in 2011 YoY). However, the long term view on the availability of concentrates remains subdued since the mining projects are taking longer to implement due to depleting resources of copper. Existing mining projects are experiencing problems such as power shortage, depleting ore grades and labor issues. Global copper concentrate demand will outperform the production and is expected to be stable in 2011.

The global copper smelter production capacity is expected to increase by 8.7% in 2011 YoY with a production of 16.6 million tons, and by 8.7% and 3.3% for the years 2012 and 2013 at a production of 18.0 million tons and 18.6 million tons, respectively. The largest rise in 2010 will be seen in China with the commissioning of the Baoding, Liangshan smelters and several smelter expansions.

The catalyst for any meaningful recovery in long-term TcRcs will be a rationalization, or at least restructuring, of the custom smelting industry. Until then, TcRcs are likely to remain well below their previous long-term average.

Indian Copper Outlook

India’s copper market is expected to remain positive with strong growth in key user segments such as power, construction and engineering. Indian refined copper consumption is expected to continue to grow strongly inline with the overall growth of the economy. Continued growth in the industrial, housing, infrastructure and power sectors is expected to drive the demand for copper over the medium term.

The Government of India’s 11th Plan expects domestic demand for refined copper to grow at about 6% per annum while production of refined copper is expected to increase by 15% per annum. The five major industries that consume 82% of the copper in India are electrical, telecom, engineering, construction and transport. Copper consuming sectors have been recognised by the Government of India as key infrastructure sectors to sustain the growth of the Indian economy. For example, under the projections of investment in infrastructure during the 11th Plan, the power, telecom and railway industries are expected to attract 30.4%, 13.2% and 12.7%, respectively, of the total projected investment in infrastructure of $581.68 billion during the 11th Plan. The power industry has seen a CAGR of 5.1% from fiscal 2003 to fiscal 2007 and has a target growth rate of 9% for fiscal 2008 to fiscal 2012 according to the Indian Ministry of Power. This is in conjunction with the program of providing electricity to 80,000 Indian villages by 2012, with India’s power capacity targeted to double to 200,000 megawatts by 2012. According to the Ministry of Railways, the railway industry has seen average annual growth of over 7% in both freight and passenger traffic from fiscal 2002 to fiscal 2007. The Ministry of Heavy Industries & Public Enterprises calculated that production in the automotive industry has grown 16% with exports having grown at a CAGR of 30% per year for fiscal 2002 to fiscal 2006 and identified investment of Rs.110-120 billion per annum as required for the automotive industry to reach its growth potential during the 11th Plan period.

India’s per capita copper consumption was much less than 0.5 kg in 2009 as compared to China and the world average. If India’s per capita copper consumption moves towards the per capita copper consumption levels in the rest of the world, we believe that India’s copper market has the potential for significant growth.

Zinc

Global Zinc Market

Background

Zinc is the fourth most common metal in the world, trailing only iron, aluminum and copper in worldwide annual production.

The principal use for zinc in the world is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounted for approximately 50% of world consumption of zinc in 2010. The main end-use industries for galvanized steel products are the automobile manufacturing, domestic appliance manufacturing and construction industries, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include brass semis, alloys and castings (12%), die-casting (17%) and oxides and chemicals (6%) and others (4%). Alloys are principally used in vehicles and building hardware.

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

Global Zinc Reserves

Global zinc reserves were estimated to be, as of December 31, 2010, 250 million tons, according to preliminary estimates by U.S. Geological Survey. Australia, China, Peru, Kazakhstan and Mexico collectively account for 60% of world reserves.

The following table sets for the world zinc reserves:

Reserves (in million tones)
Australia	53
China	42
Peru	23
Kazakhstan	16
Mexico	15
United States	12
India	11
Bolivia	6
Canada	6
Ireland	2
Other countries	62
World Total (rounded)	250

Zinc Consumption

Global zinc consumption rebounded strongly in 2010 growing by 14.8%. Zinc consumption increased to 11.6 million tons from 10.16 million tons in 2009 according to Brook Hunt Zinc Metal Services Report, March 2011. The ongoing process of urbanization and industrialization, especially in the developing economies of China and India has contributed to this growth. Europe, US and Japan recovered to post strong growth in 2010. This growth was stimulated by financial easing in USA and Japan and strong industrial growth in Europe.

In both absolute and percentage terms, galvanizing is forecast to be the fastest growing end use with the principal applications being found in the construction and automotive industries. By 2020, it is expected to account for 55% of global zinc usage.

China, Europe and North America together accounted for approximately 70% of global zinc consumption in 2010. With a CAGR of 10% and 7% between 2006 and 2010, China and India respectively have been the fastest growing zinc markets in the world. These two countries are expected to lead future growth as well.

The following table sets forth the regional consumption pattern of refined zinc from 2007 to 2010:

	Year Ended December 31,
	2007		2008		2009		2010
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	2,894	25.2	2,592	23.1	1,973	19.4	2,279	19.6
China	3,531	30.8	3,795	33.9	4,061	40	4,705	40.4
India	469	4.1	479	4.3	495	4.8	561	4.8
Rest of Asia(1)	2,149	18.7	2,075	18.5	1,677	16.5	2,015	17.3
North America	1,275	11.1	1,131	10.1	1,028	10	1,075	9.3
Latin America	673	5.9	671	6.0	559	5.5	614	5.3
Oceania	284	2.5	284	2.5	226	2.2	223	1.9
Africa	198	1.7	178	1.6	164	1.6	165	1.4
Total	11,473	100.0	11,205	100.0	10,183	100	11637	100

Note:

(1)	Rest of Asia is Asia excluding China and India.

Source:	Brook Hunt Zinc Metal Services Report, March 2011

Zinc Supply

There are zinc mining operations in approximately 40 countries. The five largest zinc mining countries are China (30.3%), Australia (12.2%), Peru (11.5%), India (6.1%), USA (5.8%) and Canada (5.4%) which together accounted for more than 70% of total zinc mined worldwide in 2010. India accounted for about 6.1% of the global mine output in 2010. Mine production has fallen in North America in the last few years as a result of mine closures, which has resulted principally from reserve exhaustion and also from economic pressures. China and India, on the other hand, have expanded their mine output to more than offset this decrease. The five largest zinc mining companies in 2010 were Xstrata (8%), Hindustan Zinc (6.5%), China Minmetals Corp (5%), Teck (4.7%) and Glencore International AG (3.8%).

Australia and Peru are the largest concentrate exporters. Much of this is supplied through traders rather than sold directly to smelters. The largest concentrate importing region is Europe, followed by China, the Korea Republic and Japan. The main custom smelters are located in these regions.

Zinc smelting is less geographically concentrated than zinc mining. With a production of 5 million tons of zinc in 2010, China is the largest single zinc-producing country in the world. The other major zinc producing countries and regions include Western Europe and North America, which along with China accounts for approximately 60% of total global zinc production. The three largest zinc producing companies in 2010 were Nyrstar NV, or Nyrstar (8.2%), Korea Zinc Company Limited (7%) and HZL (6.3%), which together accounted for about 22% of the total zinc produced worldwide in 2010.

The following table sets forth the regional production pattern of refined zinc from 2007 to 2010:

	Year Ended December 31,
	2007		2008		2009		2010
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	2,474	22.1	2,454	21.3	2,068	18.5	2,355	18.6
China	3,728	33.4	3,905	34.0	4,246	38	5,086	40.1
India	444	4.0	595	5.2	646	5.8	727	5.7
Rest of Asia(1)	1,893	17.0	1,944	16.9	1,784	16	1913	15.1
North America	1,057	9.5	1,020	8.8	888	8	936	7.4
Latin America	778	7.0	784	7.0	754	6.7	876	6.9
Australia	501	4.5	498	4.4	514	4.6	502	4
Africa	287	2.5	268	2.4	273	2.4	275	2.2
Total	11,162	100.0	11,468	100.0	11,173	100.0	12,670	100.0

Note:

(1)	Rest of Asia is Asia excluding China and India.

Source:	Brook Hunt Zinc Metal Services Report, March 2011.

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

Zinc prices declined in 2007 and continued to decline during 2008 as the metal market remained in surplus throughout 2008. The LME cash price for zinc in October 2008 averaged $1,301 per ton, an approximate 70% decline in value from its peak reached in 2006. A wave of zinc mine closings and cutbacks (particularly in Australia, Canada, and the United States) began in mid-2008 as prices began to fall below operating costs, and a few smelters announced production cutbacks towards the end of the year in order to prevent an accumulation of stocks. Mines in New York and Tennessee closed in 2008 because of low zinc prices.

Towards the later part of 2009, prices began to increase continuously. This increase was fuelled by expectations and improved industry performance. In 2010, the average price of zinc on the LME was up by 30.5% to $2,161, as compared to $1,655 in 2009. This increase was principally driven by keen investors’ interest in the metal coupled with strong demand.

The following table sets forth the movement in zinc prices from 2001 to 2010:

	Year Ended December 31,
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	($ per ton, except percentages)
LME Cash Price	$885	$778	$827	$1,047	$1,381	$3,274	$3,240	$1,874	$1,665	$2,161
% Change	(21.5)	(12.1)	6.3	26.6	31.9	137.0	(1.0)	(42.2)	(11.2)	29.8

Source: LME.

Indian Zinc Market

Background

The Indian zinc industry has only two producers. The leading producer is our majority-owned subsidiary, HZL, which had an 82% market share in India in fiscal 2011, according to the India Lead Zinc Development Association, or ILZDA, HZL has a refining capacity of 879,000 tpa. The other producer is Binani Zinc Limited, or Binani Zinc, with a 6% market share which has a refining capacity of 38,000 tpa with the balance being served by imports.

Consumption Pattern

Consumption of refined zinc in India reached 503 kilo tons during 2011. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 75% of total consumption. Galvanization is primarily used for tube, sheet and structural products. The other significant end-user of zinc in India is the alloys sector. This contrasts with western world consumption trends, where galvanizing, although still the most common use of zinc, is relatively less important and increased demand has been seen for die-casting alloys. With expected infrastructure development such as roads, irrigation, construction, oil and gas and ports, there is expected to be increased demand for steel, thus providing significant opportunities for zinc in India.

Pricing and tariff

Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal.

The following table sets out the customs duties that were applicable on zinc for the periods indicated:

	January 22, 2007 to April 28, 2008	April 29, 2008 to January 2, 2009	January 3, 2009 to present
Zinc	5%	0%	5%

In addition, the Finance Act (2 of 2004) of India levies an additional surcharge at the rate of 3% of the total customs duty payable, which is an increase from 2% prior to March 1, 2007.

Market Outlook

Global Zinc Outlook

According to Brook Hunt, the combination of stronger economic growth and restocking will result in zinc consumption growth increasing to above 6% per annum in 2011 and 2012. For the period from 2010 to 2019, consumption growth is forecast at a CAGR of 3.8% per annum. As a result of these growth rates, global zinc consumption is forecast to reach 17.0 million tons in 2020, an increase of 7 million tons from 2009.

Indian Zinc Outlook

The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanizing and zinc alloys for the construction segment. Indian Zinc demand is expected to grow in the next few years based on a positive GDP forecast. The key components for growth are the ongoing and upcoming infrastructure projects, telecom and power projects and automobile sector. 37 Infrastructure projects worth Rs. 700 billion ($15.7 billion) have already been approved by the Government of India including various projects for railway electrification, ports, airports, power projects and others.

Aluminum

Global Aluminum Market

Background

Aluminum is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses.

The importance of different sectors in aluminum demand varies significantly between developed and developing nations. In mature economies, transport plays a more important role in aluminium demand than construction. In 2010, the four largest sectors of end-uses for aluminium in mature economies were transport (42%), packaging (25%), construction (13%) and electrical (8%). As a comparison, in 2010 for developing economies the construction sector was the largest end-use sector for aluminum with 37% of total aluminum consumption, followed by transport (19%), consumer goods (15%) and electrical (15%) sectors.

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

Aluminum Consumption

World primary aluminum consumption decreased from 37.7 million tons in 2008 to 35.6 million tons in 2009, a decrease of 5.5%, but had increased to 41.5 million tons in 2010, an increase of 16.7% from 2009. The growth was primarily due to increased demand in China, which between 2007 and 2010 saw demand increasing at a CAGR of 11.1%, compared to a decrease of 1.4% for world demand excluding China. The CAGR in demand in each of Western Europe and North America between 2007 and 2010 was -4.6% and -7.7%, respectively, which reflected the impact of a slowing economy in these regions.

Brookhunt has forecast global primary aluminum consumption in 2012 to be 48.4 million metric tons, 3.7 million metric tons higher than 2011.

The following table sets forth the regional consumption of primary aluminum from 2007 to 2010:

	Year Ended December 31,
	2007		2008		2009		2010
Region	Volume	%	Volume	%	Volume	%	Volume	%
North America	6,721	17.7%	6,073	16.1%	4,724	13.3%	5,285	12.7%
Western Europe	7,159	18.8%	6,882	18.3%	5,578	15.7%	6,216	15.0%
China	12,347	32.5%	12,560	33.3%	13,879	39.0%	16,932	40.7%
Rest of Asia(1)	6,241	16.4%	6,200	16.5%	5,585	15.7%	6,498	15.6%
East/Central Europe	1,947	5.1%	1,966	5.2%	1,621	4.6%	1,797	4.3%
Latin America	1,443	3.8%	1,609	4.3%	1,576	4.4%	1,853	4.5%
India	1,207	3.2%	1,284	3.4%	1,478	4.1%	1,715	4.1%
Oceania	444	1.2%	462	1.2%	442	1.2%	474	1.1%
Africa	492	1.3%	648	1.7%	714	2.0%	760	1.8%
Total	38,001	100.0%	37,684	100.0%	35,597	100.0%	41,530	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source Brook Hunt Aluminium Metal Service Report, March 2011.

Aluminum Supply

Global production of primary aluminum decreased from 40 million tons in 2008 to 37.5 million tons in 2009, a decrease of 6.3%, but then increased to 42.3 million tons in 2010, an increase of 12.8% over 2009. In 2010, North America, Western Europe and China together accounted for approximately 57.8%, with China alone accounting for 40.9% of global primary aluminum production. Asia has shown the largest annual increases in consumption of primary aluminum, driven largely by increased industrial consumption in China which has emerged as the largest aluminum consuming nation, accounting for 40.8% of global primary aluminum consumption in 2010.

The following table sets forth the actual and estimated regional production of primary aluminum from 2007 to 2010:

	Year Ended December 31,
	2007		2008		2009		2010
Region	Volume	%	Volume	%	Volume	%	Volume	%
China	12,588	33.0%	13,600	34.0%	13,500	36.0%	17,300	40.9%
North America	5,643	14.8%	5,785	14.4%	4,759	12.7%	4,689	11.1%
East/Central Europe	4,899	12.8%	5,124	12.8%	4,432	11.8%	4,610	10.9%
Western Europe	4,321	11.3%	4,625	11.5%	3,722	9.9%	3,801	9.0%
Latin America	2,559	6.7%	2,660	6.6%	2,507	6.7%	2,305	5.4%
Oceania	2,316	6.1%	2,296	5.7%	2,212	5.9%	2,278	5.4%
Rest of Asia(1)	2,763	7.2%	2,936	7.3%	3,220	8.6%	3,985	9.4%
Africa	1,816	4.7%	1,715	4.3%	1,682	4.5%	1,746	4.1%
India	1,222	3.2%	1,296	3.2%	1,480	3.9%	1,603	3.8%
Total	38,127	100.0%	40,037	100.0%	37,514	100.0%	42,317	100.0%

Notes:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Brookhunt: Metals Market Service – Monthly Update, March l 2011

Alumina

Alumina is a key raw material for aluminum production. Generally it takes two tons of alumina to produce one ton of primary aluminum. According to Brook Hunt, the four largest alumina producing companies are ALCOA (17.2%), Rio Tinto (9.7%), CHALCO (12.7%) and UC RUSAL (8.5) which accounted for approximately 48.1% of the total alumina produced in 2010.

The following table sets forth the regional production of alumina from 2007 to 2010:

	Year Ended 31 December
	2007		2008		2009		2010
Region	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Oceania	19,249	23.9%	19,728	22.7%	20,263	26.0%	20,124	22.8%
Latin America	15,110	18.7%	15,768	18.1%	13,276	17.0%	13,808	15.6%
China	20,900	25.9%	25,370	29.2%	23,850	30.6%	31,000	35.1%
North America	6,076	7.5%	6,160	7.1%	4,279	5.4%	5,343	6.0%
Western Europe	6,809	8.4%	6,951	8.0%	4,664	6.0%	5,637	6.4%
East/Central Europe	5,828	7.2%	5,630	6.5%	4,729	6.1%	5,421	6.1%
India	3,181	3.9%	3,625	4.2%	3,687	4.7%	3,643	4.1%
Rest of Asia(1)	3,053	3.8%	3,053	3.5%	2,737	3.5%	2,829	3.2%
Africa	526	0.7%	594	0.7%	530	0.7%	596	0.7%
Total	80,732	100.0%	86,879	100.0%	78,015	100.0%	88,401	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India.

Source: Brook Hunt Metals Market Service Report, March 2011

The sharp increase in alumina demand from aluminium production in 2010 turned the global alumina market from a surplus in 2009 to a deficit in 2010.

The following table sets forth the demand-supply balance for alumina from 2007 to 2010 (estimated):

	Year Ended 31 December
	2007	2008	2009	2010
	(thousands of tons)
Global Alumina Surplus/(Deficit)	146	2,814	331	(761)

Source: Brook Hunt Metals Market Service Report, March 2011

Bauxite

Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0-3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from U.S. Geological Survey,, as reported in January 2011, Guinea has the largest bauxite reserves in the world (26%), followed by Australia (19%), Brazil (12%), Vietnam (8%), Jamaica (7%) and India (3%).

The table below sets forth the world reserves:

Reserves (million tons):
Guinea	7,400
Australia	5,400
Brazil	3,400
Vietnam	2,100
Jamaica	2,000
India	900
Guyana	850
China	750
Greece	600
Suriname	580
Kazakhstan	360
Venezuela	320
Russia	200
United States	20
Other countries	3,300
World total (rounded)	28,000

Source: U.S. Geological Survey, Mineral Commodity Summaries, January 2011

Global production of bauxite is expected to reach 211 million tons in 2010, representing a 5.7% increase YoY. Australia, China, Brazil, India and Guinea are the largest bauxite producing countries, representing 84% of world’s total production in 2010.

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

The following table sets forth the movement in aluminum and alumina prices from 2001 to 2010:

	Year Ended December 31,
Aluminum	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	($ per ton, except percentages)
LME Cash Price(1)	$1,444	$1,349	$1,432	$1,716	$1,897	$2,566	$2,639	$2,571	$1,667	$2,172
% Change	(6.8)	(6.6)	6.1	19.9	10.5	35.3	2.8	(2.6)	(35.2)	(30.3)
Alumina
Spot Price(2)	$149	$148	$283	$420	$468	$420	$353	$362	$245	$333
% Change	(47.6)	(0.7)	91.2	48.4	11.4	(10.3)	(16.0)	2.5	(32.3)	(35.6)
Alumina/Aluminum (%)	10.3%	10.9%	`19.8%	24.5%	24.6%	16.4%	13.4%	14.1%	14.7%	15.3%

(1)	Source: LME.

(2)	Source: Bloomberg, Metal Bulletin; alumina metallurgical grade spot Free on Board, or FOB, average for the year.

The LME aluminum cash price was $2,600.0 per ton as of March 31, 2011.

While aluminum prices have risen by 50.4% from 2001 to 2010, alumina prices have risen by more than 123.4% during the same period. Rampant demand in China and the increasing exposure of commodities to fund activity in 2010 resulted in cash LME aluminum prices recording an increase of 30.3%. Alumina prices also recorded an increase of 35.9%.

Indian Aluminium Market

Background

India has been producing primary aluminum since 1938, and over the years, the model that prevailed was of fully integrated operations with access to bauxite, alumina and power. As this model consolidated, the corporate structure of the aluminum industry also changed, with smaller regional producers being absorbed or merged to form larger integrated players with international presence and, in the case of Vedanta, an international listing.

The domestic Indian aluminum industry consists of four primary producers: Hindalco with 36%, NALCO with 26%, a Government of India enterprise, BALCO with 18%, controlled by Sterlite, and Vedanta Aluminium at 20% according to Aluminium Association of India or AAI

India possesses considerable reserves of bauxite, estimated at 2.3 billion tons. In Orissa, according to Indian industry sources, bauxite reserves are estimated to be 1.3 billion tons, with large reserves in Panchpatmali, Pottangi and Baphalimali. In Andhra Pradesh, there are 0.6 billion tons, with large bauxite concentrations in Saparla and Jarella. At current extraction rates, these two states alone have the equivalent of over 200 years’ of Indian requirements. Even using the more conservative U.S. Geological Survey,reserve estimate, India has reserves equivalent to almost 70 years at current output.

According to the U.S. Geological Survey, India has the seventh largest reserves of bauxite ore in the world, with total recoverable reserves estimated at 2,170 million tons. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminum producers.

Supply and Demand

There are currently five refineries and five smelters operating in India, owned by four producing companies: 87% state-owned NALCO, privately held Hindalco, Vedanta Aluminium and BALCO, which is owned 49% by the Indian government and 51% by Sterlite.

The aluminum industry in India remains largely self-sufficient. Primary production has kept pace with demand, such that output in 2010 of 1.7 million tons resulted in India being a small net exporter. The majority of aluminium produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates. Primary production has been supplied by a commensurate growth in domestic alumina output. Production in 2010 of 3.6 million tons made India a modest exporter as it supplied alumina into the third party market.

Aluminum consumption in India increased by 16% YoY in 2010 backed by strong growth in the electricity, transportation, industrial and infrastructure sectors. A series of government assisted policies and a relatively low base in 2009 helped to achieve such growth rates in 2010.

Indian primary aluminum consumption in 2011 is estimated to grow by 7.8% to 1.85 million tons. As the domestic economy continues to grow and demand for exports increases, it is expected to result in the Indian aluminum consumption of primary aluminum being approximately 2 million tons by 2012. From 2012 to 2025, Indian aluminum consumption is forecast to grow at an average annual rate of 7%, which is expected to result in consumption reaching 5.2 million tons by 2025, making India the world’s third largest aluminum consumer after China and the United States.

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

The following table sets out the customs duties that were applicable for the periods indicated:

	January 22, 2007 to April 28, 2008	April 29, 2008 to January 2, 2009	January 3, 2009 to present
Aluminium	5%	5%	5%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable, which has been further increased to 3% of the total customs duty payable effective March 1, 2007.

Market Outlook

Global Aluminum Outlook

According to Brook Hunt, global capacity is estimated at 53 metric tons per annum in 2011 and required capacity utilisation is expected to be at 84.5%. By 2025, we believe that global demand growth of 4.4% per annum can be fully supplied from our base of existing capacity plus projects in our highly probable category.

As capacity utilisation tightens around 2018 and prices rise, up to 12 metric tons per annum of additional capacity would be constructed from our base of 21 metric tons projects now classified as probable. Global production in 2025 is projected to be 78.4 metric tons.

Total global primary aluminium consumption is forecast by Brookhunt to grow by 4.4% per annum from 2010 to 2025, bringing global consumption in 2025 to 79.6 million tons, which is double current levels.

Indian Aluminum Outlook

India is a growing player in the global aluminum industry (forecast to produce 8 million tons per annum of aluminum to 2016), given its modest labor cost, proximity to fast growing end markets and its significant bauxite and coal resources, which have been estimated to be 2.3 billion tons and 250 billion tons, respectively. India’s alumina capacity could reach 11 to 12 million tons per annum by 2016, which would place the country among the top tier of global producers behind China, Australia and Brazil.

In terms of cash costs, India is reasonably well placed globally in primary smelting, lying at the lower end of the second quartile, compared to China, which occupies most of the fourth quartile. Indian smelters form part of integrated chains, stretching back to bauxite, alumina and forward into semi-fabricating operations. Indian smelters are also endowed with their own captive power plants and favorable labor costs.

According to Brook Hunt, aluminum consumption in India increased by 16% YoY in 2010 due to strong growth in the electricity, transportation, industrial and infrastructure sectors. A series of government assisted policies and a relatively low base in 2009 helped to achieve these growth rates in 2010. Over the medium term, there will be less policies such as those encouraging purchases of new vehicles, but a number of multi-annual government expenditure plans will underpin demand in the coming years. The power sector, for instance, will continue to support aluminum demand as village electrification plans continue. Infrastructure investment as well as the execution of the final stage of the 11th Five Year Plan (which is from 2007 to

2012) will fuel housing investment in the next three years. While primary aluminum consumption is expected to grow at 8% YoY in 2011, the construction sector is estimated to grow at a higher pace. Growing urbanisation, an increasing number of households together with higher employment levels will drive demand for housing. While electricity expenditure decreased in 2011, aluminum demand from this sector is expected to be 250,000 tons in 2011 due to its high demand. Total primary aluminum consumption in India is expected to be 1.85 million tons in 2011. In the longer term, the consumption of aluminum in India is expected to grow from 1.8 million tons in 2011 to 4.8 million tons in 2025.

Commercial Power Generation Business

Industry Overview

India has experienced shortages in energy and peak power requirements. The current revised capacity addition target for the 11th Plan is 78,700 MW. As of February 28, 2011, capacity addition achieved over the 11th Plan has been 48.8% of the target addition or 38,454.40 MW. The total installed power generation capacity in India was 171,926.40 MW as of February 28, 2011. According to the CEA Monthly Review published in February 2011, the total energy deficit and peak power deficit for February 2011 was approximately 7.8% and 10.2%, respectively.

Installed Capacities

As of March 31, 2011, India’s power system had an installed generation capacity of approximately 173626 MW. The Central Power Sector Utilities of India, accounted for approximately 31.3% of total power generation capacity as of March 31, 2011, while the various state entities and private sector companies accounted for approximately 47.5% and 21.2%, respectively.

MW	Central	State	Private	Total	Share of total
	(MW)
Thermal	40,747	52,186	19,891	112,824	65.0%
Hydro	8,885	27,257	1,425	37,567	21.6%
Nuclear	4,780	—	—	4,780	2.8%
Renewable Energy Source	—	3,009	15,446	18,455	10.6%

Total	54,412	82,452	36,762	173,626	100.0%

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

Indian states with more than 8 billion tons of coal reserves	Total Coal Reserves
(in billion tons)
Jharkhand	76.7
Orissa	65.2
Chattisgarh	44.5
West Bengal	28.3
Madhya Pradesh	21.0
Andhra Pradesh	18.9
Maharashtra	10.2

Source: Ministry of Coal of the Government of India.

Industry Demand-Supply Overview

The Indian power sector has historically been characterised by energy shortages which have been increasing over the years. The following table sets forth the peak and normative shortages of power in India from 2002 to December 2010:

	Peak				Normative
Period	Demand	Supply	Shortage		Demand	Supply	Shortage
	(MW)	(MW)	(MW)	(%)	(MU)	(MU)	(MU)	(%)
2002-2003	81,492	71,547	9,945	12.2	545,983	497,890	48,093	8.8
2003-2004	84,574	75,066	9,508	11.2	559,264	519,398	39,866	7.1
2004-2005	87,906	77,652	10,254	11.7	591,373	548,115	43,258	7.3
2005-2006	93,255	81,792	11,463	12.3	631,554	578,819	52,735	8.4
2006-2007	100,715	86,818	13,897	13.8	690,587	624,495	66,092	9.6
2007-2008	108,866	90,793	18,073	16.6	739,343	666,007	73,336	9.9
2008-2009	109,809	96,785	13,024	11.9	777,039	691,038	86,001	11.1
2009-2010	119,166	104,009	15,157	12.7	830,594	746,644	83,950	10.1
April-December 2010	119,437	107,286	12,151	10.2	638,181	582,225	55,956	8.8
December 2010	117,409	105,060	12,349	10.5	71,363	65,529	5,834	8.2

Source: CEA “Power Scenario at a Glance”, January 2011

Regional Demand-Supply Overview

The following table displays the peak and normative power shortages in India for the period from April 2010 to February 2011 across different regions in India:

Region	Energy Requirement	Deficit	Peak Demand	Deficit
	(MU)	(%)	(MW)	(%)
Northern	19,181	(6.3)	33,717	(9.7)
Western	22,979	(13.3)	40,502	(16.8)
Southern	19,521	(4.0)	31,680	(4.3)
Eastern	7,054	(4.5)	12,972	(5.9)
North Eastern	766	(5.5)	1,665	(6.8)
All India	69,501	(7.8)	120,536	(10.2)

Source: CEA Monthly Review, February 2011

Future Capacity Additions

The Government of India’s national electricity policy envisages “Power for all by 2012” and per capita availability of power to be increased to over 1,000 units by 2011 to 2012. To achieve this, a total capacity addition of about 100,000 MW will be required during periods of the 10th Plan and 11th Plan . To meet the energy generation requirement of 1,038 billion units and a peak load of 152,746 MW with diversity and a 5% spinning reserve, a capacity addition of about 82,500 MW is required during 11th Plan. Based on the 10th Plan’s actual capacity addition of 21,180 MW, a capacity addition of 78,577 MW comprising of 39,865 MW (50.7%) in the central sector, 27,952 MW (35.6%) in state sector and 10,760 MW (13.7%) in private sector was proposed during 11th Plan. Out of the 78,577 MW, 220 MW (Kaiga U3) has already been commissioned and projects totalling to 48,955 MW (62.3% of the proposed capacity) are already under construction. The remaining projects totalling to 29,402 MW, have not been awarded. The working group on power has recommended a plan size of about 82,200 MW for the 12th Plan, which would comprise hydro projects totalling about 30,000 MW, thermal projects totalling 42,200 MW and nuclear projects of about 10,000 MW.

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

In order to accelerate the development of power plants in India, the Government of India has proposed the setting up of nine Ultra Mega Power Projects, or UMPPs. Each project will be 4,000 MW and will use coal as fuel. The Government of India will ensure land and environmental clearances, fuel linkage, offtake agreements and a payment security mechanism to ensure smooth implementation. Each of these projects is expected to be commissioned from 2008 to 2012, nine of which have already been awarded. Tata Power has been awarded the Mundra UMPP in Gujarat and Reliance Power has won three UMPPs, Sasan in Madhya Pradesh, Krishnapatnam in Andhra Pradesh and Tilaiya in Jharkhand.

Transmission and Distribution

In India, the transmissions and distributions system are comprised of state grids, regional grids (which are formed by interconnecting neighboring state grids) and distribution networks. The distribution networks and the state grids are mostly owned and operated by the SEBs or state governments through SEBs, while most of the inter-state transmission links are owned and operated by the Power Grid Corporation of India Limited. These regional grids facilitate transfers of power from power-surplus states to power-deficit states and are gradually being integrated to form a national grid.

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

Consumption

Although electricity generation capacity has increased substantially in recent years, the demand for electricity in India still substantially exceeds available generation supply. The following charts show the gap between the total electricity required versus total electricity made available from fiscal 1998 to 2011.

Power: Demand and Supply

Power: Peak Demand and Supply

Note: * Up-to December.

Source: Ministry of Power of the Government of India.

The industrial, domestic and agriculture sectors are the main consumers of electrical energy, with the industrial sector consuming 44.0%, domestic consumption of 25.0% and agriculture consuming over 24.0% of total electrical energy in fiscal 2007.

Overall power demand increased at a compound annual growth rate of around 5% in the last decade from 1996 to 1997 to 2007 to 2008. There has been a shift in the demand for electricity from various sectors—the share of the industrial sector has declined steadily, and agricultural consumption, after peaking at 31.0% in 1995 to 1996, declined to 22.0% in 2005 to 2006. On the other hand, domestic household demand witnessed a steady increase from 19.0% in 1995 to 1996 to 24.0% in 2005 to 2006. The following chart shows power consumption by sector in percentage terms, for the period 2005 to 2006.

Power: Category-wise Consumption (2005 to 2006)

Source: Central Electricity Authority of India.

According to the forecasts of the Seventeenth Electric Power Survey, energy demand will increase at a compound annual growth rate of 8.5% to 964 billion kWh, during the 10th five-year plan period (2008 to 2012). Peak demand is projected to increase at a compound annual growth rate of 9.6% to 167.1 billion kWh over the same period.

The Eleventh five-year plan (2007 to 2012) envisages energy demand to grow at a compound annual growth rate of 7.0%. The following graph shows the expected demand for power for the period 2003 to 2022.

Source: Central Electricity Authority of India (Seventeenth Electric Power Survey).

While per capita consumption in India has grown significantly, it continues to lag behind power consumption in other leading developed and emerging economies by a large margin. The Ministry of Power of the Government of India is projecting a per capita consumption of over 1,000 kWh per year in 2012.

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

Source: International Energy Agency, Key World Energy Statistics 2008 (2006 data).

India Growth Pattern Over Years

Source: Ministry of Power of the Government of India.

Power Trading

Power trading takes place between suppliers with surplus capacity and areas with deficits. Recent regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity to promote competition. Several entities, including PTC India

Limited (formerly Power Trading Corporation of India Limited), NTPC’s subsidiary, NTPC Vidyut Vyapar Nigam Limited, and Tata Power Trading Company Private Limited have started trading operations or have applied for trading licenses. With the aid of the reforms, the volume of power traded as well as its traded price has grown rapidly over the last few years. The following graph and table shows the increasing volume of power traded in India for the periods indicated:

Source: Central Electricity Regulatory Commission Annual Report 2009-2010

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

In order to improve efficiency and provide cheaper electricity cost to consumers and at the same time attract adequate investments and accelerate development in the power sector, the Government of India notified the National Tariff Policy, or NTP in January 2006 with the key objectives of:

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

As a part of rural electrification initiatives, the Ministry of Power introduced the Rajiv Gandhi Grameen Vidhyutikaran Yojana, or RGGVY, in April 2005, with the aim of providing access to electricity to all rural households over a period of four years . Rural Electrification Corporation Limited has been appointed as the nodal agency for the RGGVY, and the scheme is 90% funded by the Central subsidy and 10% by the States, through their own resources or by seeking financial assistance from financial institutions. The States are responsible for finalising their own rural electrification plans, which are to be a roadmap for generation, transmission, sub-transmission and distribution of electricity within that State to ensure achievement of the scheme objectives.

In order to meet the increasing demands of the economy, generation capacity in India must increase significantly and sustainably over the coming decades. Large capacity projects have to be developed at the national level to meet the requirements of different States. The development of UMPPs is one of the initiatives taken by the Ministry of Power to meet this objective. Each project is expected to generate a minimum of 4,000 MW and involves an estimated investment of approximately $4 billion. The projects are expected to substantially reduce power shortages in India.

Independent Transmission Projects

The Ministry of Manpower has initiated a tariff based competitive bidding process for independent transmission projects, or ITPs, which is a process similar to that followed for UMPPs, for the development of transmission systems through private sector participation. The ITPs aim to evacuate power from generating stations and transmit the power from pooling stations to other grid stations, resulting in system strengthening across India.

Other Initiatives

Merchant Power Plants

Merchant Power Plants, or MPPs, generate electricity for sale at market-driven rates in the open wholesale market. Typically, the MPPs do not have long-term power purchase agreements, or PPAs, and are constructed and owned by private developers. Merchant sales, however, include the sale of power under short-term PPAs and on-spot basis. Many private sector newcomers are starting to adopt the MPP model for their projects to generate higher returns as opposed to selling power through a long term PPA, as the off-take risk is seen to be low in light of significant power shortages in the country. The MPPs can sell power to the power trading companies (such as PTC India Limited and Tata Power), the SEBs, distribution companies and industrial and bulk customers.

Captive Power Generation

Another segment of power generation in India is the captive power segment. Captive power refers to power generation from a project established for industrial consumption. The dependence on captive power has been rising as a result of the continuing shortage of power and India’s sustained economic growth.

The Electricity Act provides further incentives to captive power generation companies by exempting them from licensing requirements. This has resulted in an increase in captive power capacity. Reliability of power supply and better economics are other variables driving industries to develop captive generation plants.

OUR BUSINESS

Overview

We are one of India’s largest non-ferrous metals and mining companies. We are one of the two custom copper smelters in India, with a 43.0% primary market share in India in fiscal 2011, according to ICPCI, the leading and only integrated zinc producer with a 82.0% market share of the Indian zinc market in fiscal 2011, according to the ILZDA, and one of the four primary producers of aluminum with a 18.0% primary market share by production volume in India in fiscal 2011, according to the AAI. In addition to our three primary businesses of copper, zinc and aluminum, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. We believe our experience in operating and expanding our business in India will allow us to continue to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.

Our copper business is principally one of custom smelting. Our Tuticorin smelter was one of the top 15 custom copper smelters in the world in 2011, and one of the largest in India by production volume in fiscal 2011, according to Brook Hunt. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our operations also include a copper smelter, two copper refineries, three copper rod plants, a doré anode plant, sulphuric and phosphoric acid plants, and captive power plants at our facilities in Silvassa and Tuticorin in India, as well as a precious metal refinery at Fujairah in the United Arab of Emirates, or UAE. However, in an order dated September 28, 2010, the High Court of Madras ordered the closure of the copper smelting plant at Tuticorin. We filed a special leave petition before the Supreme Court of India, which, on October 2, 2010, granted a stay of the order of the High Court of Madras. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

Our fully-integrated zinc business is owned and operated by HZL, in which we have a 64.9% ownership interest. HZL is India’s leading zinc producer with a 82.0% market share of the Indian zinc market in fiscal 2011, according to the ILZDA. HZL’s Rampura Agucha mine is the largest zinc mine in the world in terms of contained zinc deposits on a production basis, according to Brook Hunt. HZL was in the lowest cost quartile in terms of all zinc mining operations worldwide in 2010, the third largest non-integrated producer of zinc worldwide and the largest integrated producer of zinc worldwide based on production volumes, according to Brook Hunt. In addition, HZL’s Chanderiya zinc smelter is the fourth largest smelter on a production basis worldwide, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, five sulphuric acid plants, one silver refinery, and captive power plants at our Chanderiya, Dariba and Zawar facilities in Northwest India, one zinc smelter and a sulphuric acid plant at our Vizag facility in Southeast India and one zinc ingot melting and casting plant at Haridwar in North India.

In addition we have expanded our zinc business. On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,965 million ($260.2 million). On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition. The zinc business of Anglo American Plc acquired by us has been categorised as a separate segment “Zinc-International”.

Our aluminum business is primarily owned and operated by BALCO in which we have a 51.0% ownership interest. BALCO, one of the four primary producers of aluminum in India, had a 18.0% primary market share by production volume in India in fiscal 2011, according to AAI. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s partially integrated operations include two bauxite mines, captive power plants and refining, smelting and fabrication facilities at our Korba facility in Central India. BALCO’s 245,000 tpa Korba aluminum smelter was in the ninth position in terms of all aluminum smelter operations worldwide in 2010, according to Brook Hunt. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminum smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminum producer. BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. In addition, BALCO is constructing a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh. The first two units of 300 MW are expected to be synchronised by the first and second quarter of fiscal 2012, respectively and the remaining two units, progressively, by the second quarter of fiscal 2013. BALCO has commenced the setting up of 325,000 aluminum smelter, which is expected to be completed by the second quarter of fiscal 2013.

In addition, we are expanding our aluminum business through Vedanta Aluminium. We hold a 29.5% non-controlling interest in Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium has started with a 1.0 million tpa, which was commissioned in March 2010 and produced 706,640 tons of alumina in fiscal 2011. In addition, Vedanta Aluminium is investing an estimated Rs.76,000 million ($1,706.3 million) to expand its alumina refining capacity at Lanjigarh to 5.0 million tpa, subject to government approvals, by increasing the capacity of the current alumina refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking and by constructing a second 3.0 million tpa alumina refinery and an associated 210 MW captive power plant. The MoEF on August 24, 2010 rejected the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation (“OMC”) , which is one of the sources of supply of Bauxite to Vedanta Aluminium.Against this order of the MoEF, OMC filed a writ petition in the Supreme Court on

October 24, 2010. The Supreme Court issued a notice on the writ by its order dated April 21, 2011 and directed the MoEF to file its reply within four weeks. In the meantime, the MoEF by its order dated July 11, 2011, cancelled the environmental clearance granted to OMC for its Niyamgiri mines. OMC has filed an application in the Supreme Court against this order of the MoEF on August 1, 2011. The MoEF directed Vedanta Aluminium to maintain status quo on the expansion of its refinery on October 20, 2010. Against this order, Vedanta Aluminium filed a writ petition in the High Court of Orissa and the court by its order dated July 19, 2011 dismissed the writ. Vedanta Aluminium made an application to the MoEF to reconsider the grant of the environmental clearance for its Niyamgiri mines. The Supreme Court has issued a notice to the MoEF and directed the listing of both matters for final disposal in January 2012.

In addition, Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. All nine units of 135 MW have been commissioned. The cast metal production for fiscal 2011 was 385,363 tons including trial run production and the net generation of the captive power plant was 7,147 million units. Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda at an estimated cost of Rs. 145,000 million ($3,255.5 million) which is scheduled for progressive completion by the third quarter of fiscal 2014. As of March 31, 2011, Vedanta Aluminium had spent Rs. 264,460 million ($5,937.6 million) on all projects at Lanjigarh and Jharsuguda.

In respect of our power business, Sterlite Energy is building a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The first two units are operational with the remaining two units to be progressively commissioned by the fourth quarter of fiscal 2012. In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of Rs. 93,200 million ($2,092.5 million) and the first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and the remaining two units by the second quarter of fiscal 2014. In addition, TSPL has signed a MoU with the Government of Punjab in October 2010 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660 MW. The estimated cost for the additional unit is Rs. 25,000 million ($559.9 million) and is expected to be completed in the fourth quarter of fiscal 2014.

Competitive Strengths

We believe that we have the following competitive strengths:

High quality assets and resources making us a low-cost producer

We believe that our business has assets of global size and scale. Our costs of production in our Indian copper, zinc and aluminum businesses are competitive with those of leading metals and mining companies in the world, which we believe is enabled by our high quality assets, operational skills and experience and the integrated nature of our operations. Specifically:

•

Our Tuticorin smelter was one of the top fifteen custom copper smelters worldwide in 2010, and one of the largest in India by production volume in fiscal 2010, according to Brook Hunt. The Tuticorin smelter is currently amongst the lowest quartile cost custom smelters in the world benefiting from economies of scale, low labor cost, and captive power plant. We intend to double the copper custom smelting capacity at Tuticorin to 800 ktpa with an associated 160 MW power plant, which is expected to reduce costs further and strengthen our low cost position.

•

Our zinc business’ operations are fully integrated with its own mining and captive power generation capacities. HZL is India’s leading zinc producer with a 82.0% market share of the Indian zinc market in fiscal 2011, according to the ILZDA. Its Rampura Agucha Mine is the world’s largest zinc mine with proved and probable reserves of 69.7 million tons and an annual ore production capacity of 6.15 million tons per annum, or mtpa, as of March 31, 2011. According to Brook Hunt, HZL is in the lowest cost quartile in terms of all zinc mining operations worldwide. HZL’s operations and assets comprises high grade zinc and lead deposits, open cast and integrated operations, world class facilities, and extensive infrastructure and captive power generation capacities. There was also an increase in reserves at HZL’s mines to 313.18 million tons as of March 31, 2011 (excluding the reserves at the Skorpion mine, the Lisheen mine and the Black Mountain mine) as a result of further exploration efforts.

•

We expanded our zinc business by acquiring the businesses of Anglo American Plc, in Ireland, Namibia and South Africa. This provides us with a greater presence in Africa and Europe. See “Item 5. Operating and Financial Review and prospects – Recent Developments – Zinc International Acquisition.”

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

Leading non-ferrous metals and mining company in India with a diversified product portfolio

We have substantial market share across the copper, zinc and aluminum metals markets in India. Specifically:

•	we are one of two custom copper smelters in India, with a 43.0% primary market share in India in fiscal 2011, according to ICPCI;

•

HZL is India’s only integrated zinc producer and had a 82.0% market share by production volume in India in fiscal 2011, according to ILZDA; For the first quarter of fiscal 2011, HZL was the world’s largest integrated producer of zinc and one of the top five lead mining companies based on production volumes and in the lowest cost quartile in terms of all zinc mining operations worldwide, according to Brook Hunt; and

•	BALCO is one of the four primary producers of aluminum in India and had a 18.0% primary market share by production volume in India in fiscal 2011, according to AAI.

According to Brook Hunt, the annual demand for copper, zinc and aluminium in India is expected to grow from 991,000 tons, 605,000 tons and 1.7 million tons, in 2010 to 1.4 million tons, 827,000 tons and 2.5 million tons in 2015, representing a CAGR of 8.2%, 8.1% and 8.2%, respectively. This compared to world demand for copper, zinc and aluminum, which Brook Hunt estimates will grow from 23.5 million tons, 11.6 million tons and 41.5 million tons in 2010 to 32.4 million tons, 17.1 million tons and 67.8 million tons in 2020, respectively.

With our copper, zinc, Zinc International zinc and aluminum businesses representing 51.8%, 32.5%, 3.3% and 10.0% of our revenue and 13.4%, 74.9%, 2.34% and 5.76% of our operating income in fiscal 2011, respectively, we believe that we have a diversified product portfolio and intend to further diversify our business through our planned entry into the commercial power generation business.

Ideally positioned to capitalize on India’s growth and resource potential

We believe that our experience operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from factors including:

•

India’s large mineral reserves. According to the Ministry of Mines Annual Report 2010-2011, the total copper ore, lead-zinc ore, and bauxite resources of India are estimated at 1.4 billion tons, 0.5 billion tons, and 3.3 billion tons, respectively. According to the Ministry of Coal, the total coal resources of India are 267.2 billion tons as of April 1, 2009, and according to the Energy Information Agency, a statistical agency of the United States government, India has the fourth largest coal reserves in the world as of 2007 and the total recoverable reserves of coal around in the world are estimated at 909 billion tons. In addition, according to the Investment Commission of India, India’s bauxite reserves are the fourth largest in the world with total recoverable reserves estimated at 2.4 billion tons.

•

India’s economic growth and proximity to other growing economies. India is one of the fastest growing large economies in the world with a real GDP growth of 7.2% in fiscal 2010 and an expected growth in real GDP of 9.7% in fiscal 2011, according to the Government of India, Economic Survey (2010-2011). The Government of India plans to spend approximately $514 billion on infrastructure between 2007 and 2012, including approximately $167 billion on the power segment, according to the Government of India’s 11th Five-Year Plan (2007 to 2012) (exchange rate used in the plan for calculating infrastructure and power segments spending was Rs. 40 = $1.00). As such, we believe that our focus on the metals and power segments will allow us to directly benefit from demand in India and from the other growing economies in China, Southeast Asia and the Middle East.

•

India’s large and inexpensive labor and talent pools. India has, compared to other industrialized nations, low labor costs as a result of its large and skilled labor pool and the availability of many well-educated professionals.

Strong pipeline of growth projects

We possess a strong portfolio of greenfield and brownfield projects that we intend to pursue:

•

Copper segment: we have Rs. 22,900 million ($514.1 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant. The expansion project at Tuticorin has been rescheduled while we await the consent from State Pollution Control Board and the captive power plant project is in progress and the first unit is scheduled for commissioning in the fourth quarter of fiscal 2012. We have incurred Rs. 5,948.5 million ($133.6 Million) on these projects as of March 31, 2011. The funding for these projects are mainly from proceeds of the convertible senior notes issued in fiscal 2010.

•

Zinc segment: HZL has Rs. 6,090 million ($136.7 million) of expansion projects to increase its total lead-zinc capacity to 1,064,000 tpa with fully integrated mining and captive power generation capacities. These projects include:

•

establishing one brownfield lead smelter which is expected to increase the production capacity of lead by approximately 100,000 tons at HZL’s Rajpura Dariba complex in the State of Rajasthan, which is progressively being commissioned

•	HZL is expected to start mining activity at the Kayar mine progressively from mid-2013, with the mine expected to have a production capacity of 350,000 tpa; and

•	increasing silver production from the current levels of approximately 180 tpa to approximately 500 tpa, primarily from the Sindesar Khurd mine.

These projects are financed from internal sources.

•

Aluminum segment: Our aluminum segment projects are being undertaken both at our subsidiary, BALCO, and by Vedanta Aluminium, a 70.5%-owned subsidiary of Vedanta in which we have 29.5% ownership interest:

•

In order to enhance aluminum production capacity to 1.0 million tons, BALCO entered into a MoU with the State Government of Chhattisgarh on August 8, 2007, for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh, at an estimated cost of Rs. 81,000 million ($1,818.6 million). BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminum smelter at an estimated cost of Rs. 38,000 million ($853.2 million) which uses pre-baked technology from the Guiyang Aluminium—Magnesium Design & Research Institute, or GAMI, of China. The first production stream from the 325,000 tpa aluminum smelter is expected in the fourth quarter of fiscal 2012. In addition, BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh at an estimated cost of Rs. 46,500 million ($1,044.0 million). The units are expected to be commissioned progressively, by the second quarter of fiscal 2013.

•

Vedanta Aluminium is setting up another 1,250,000 tpa aluminum smelter in Jharusguda at an estimated cost of Rs. 145,000 million ($ 3,255.5 million) which is scheduled for final completion by the second quarter of fiscal 2013.

•

Power segment: We have executed our plan to enter the commercial power generation business with Sterlite Energy’s construction of a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa at an estimated cost of Rs. 82,000 million ($1,841.0 million). The first two units are operational with the remaining two units to be progressively commissioned by the fourth quarter of 2012. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal to support this facility. These allocated coal blocks are regarded as non-reserve coal deposits. We have also received provisional coal linkage of 2.57 mtpa which will be sufficient for the generation of a substantial portion of the power in the first 600 MW unit. Coal linkage is a long-term supply contract for the delivery of coal meeting contract specifications. Following our application to the Ministry of Coal for a coal linkage to meet the substantial portion of the remaining coal requirement for the balance three units, Mahanadi CoalFields Limited on July 14, 2010 issued a letter of assurance for an additional 6.94 million tons.

Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed by the second quarter of fiscal 2014. In addition, TSPL has signed a MoU with the Government of Punjab in October 2010 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660 MW. The estimated cost for the additional unit is Rs. 25,000 million ($561.3 million) and it is expected to be completed in the fourth quarter of fiscal 2014.

Experience for entry into commercial power generation business in India

We have been building and managing captive power plants in India since 1997 and as of March 31, 2011, are managing captive power plants and wind power plants with a total power generation capacity of 4,027 MW, including six thermal coal-based captive power plants with a total power generation capacity of 3,774 MW. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India.

Our current power projects include the coal-based commercial power plant at Jharsuguda in the State of Orissa, which will have a capacity of 2,400 MW, of which the first two units of 600 MW have been commissioned and the remaining two units will be progressively commissioned by the fourth quarter of fiscal 2012. Our second power project is for a supercritical independent power plant at Talwandi Sabo in the State of Punjab in India. A MoU was signed with the Punjab State Government for the fourth unit of 660 MW, thereby increasing the power generation capacity to 2,640 MW, which is progressively expected to be completed by the fourth quarter of fiscal 2014.

We are also expanding our existing wind power generation capacity from the existing 123.2 MW to 273.2 MW. The first phase of 48 MW has been completed and the second phase of 102 MW is scheduled to be completed by the second quarter of fiscal 2012.

Sales of units of power increased from 231 million units in fiscal 2009 to 2,035 million units of power in fiscal 2011. The increase in sales was due to our commercial power generation business which increased from $773 million in fiscal 2009 to $7,282 million in fiscal 2011.

The following table sets out selected financial data of our commercial power business for fiscal 2009, 2010 and 2011:

	Year ended 31 March
	2009	2010	2011
	(Rs. million except power sales)
Power Sales (million units)	231	1,416	2,035
Revenue	773	6,572	7,282
Segment result after special items	931	4,160	3,354

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

We acquired our Zinc India business through our acquisition of HZL, our Zinc International business by acquiring the zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia, a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg project, in South Africa and a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland. We acquired our aluminum business through our acquisition of BALCO. We have been successful at increasing production levels from the existing assets by improving operational efficiencies, lowering the costs of production by commissioning captive power plants and growing the businesses through capacity expansions, specifically:

•

increasing HZL’s production from 172,140 tpa of zinc ingots and 214,447 tpa of zinc mined metal content when we acquired HZL in 2002 to 712,471 tpa of zinc ingots and 752,125 tpa of zinc mined metal content in fiscal 2011, representing an increase of 314.0% and 251.0%, respectively, by increasing the production of HZL’s three hydrometallurgical zinc smelters, one lead-zinc smelter, four lead-zinc mines; and

•	increasing the production of BALCO’s original aluminium smelter from 89,164 tpa when we acquired management control of BALCO in 2001 to 255,298 tpa in fiscal 2011.

We utilize project monitoring and assurance systems to facilitate timely execution of our projects, a number of which have been completed ahead of time and within budget. In addition, we have established relationships with leading domestic and international vendors that support our expansion projects. We have successfully completed expansion projects across our copper, zinc and aluminum businesses specifically:

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

•

completing our wind power plants at Gujarat and Karnataka with a total power generation capacity of 123.2 MW between 2007 and July 2008 and at Rajasthan and Karnataka in March 2011 with a total power generation capacity of 48 MW;

•

commissioning a third concentrator at Rampura Agucha in May 2008 and an 80 MW captive power plant at Zawar in December 2008 which has lowered our power generation costs, as we have replaced relatively higher cost purchases from the local SEB with our own power generation facilities;

•	increasing the capacity of HZL’s Debari smelter from 80,000 tpa to 88,000 tpa through a project commissioned in April 2008 to improve operational efficiencies;

•	commissioning a fourth concentrator at the Rampura Agucha mines and a hydrometallurgical zinc smelter with a capacity of 210, 000 tpa at Rajpura Dariba in March 2010;

•	commissioning captive power plants at Dariba with a total power generation capacity of 160 MW in 2011; and

•	commissioning a concentrator at Sindhesar Khurd mine of 1.5 mtpa in 2011.

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

Continuing focus on asset optimization and reducing the cost of production

According to Brook Hunt, for the first quarter of 2011 we are in the lowest cost quartile in terms of cost of production in our zinc business and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

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

•	increasing exploration efforts to increase reserves, particularly in our zinc businesses;

•	building and managing of our captive power plants to supply a majority of the power requirements of our operations;

•	gaining access to relatively large and inexpensive labor in India;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	a strong exploration effort seeking to increase the reserves, particularly in our zinc ore business;

•	continuing to improve recovery ratios such that more finished product is obtained from a given amount of raw material;

•

reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply;

•

securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal for use in power plants, such as the coal block allocations of 211.0 million tons we received from the Ministry of Coal for use in BALCO’s captive power plants, 31.5 million tons we received from the Madanpur Coal Block for use in HZL’s captive power plants and 112.2 million tons from the Ministry of Coal to support Sterlite Energy’s plants. These allocated coal blocks are regarded as non-reserve coal deposits;

•

seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals. For example, lead and silver are by-products of lead while sulphuric acid is a by-product of zinc;

•

reducing greenhouse gas emissions from our operations through various projects, including for example our recent installation of a back pressure turbine for utilizing waste gases of the roaster plant at one of our zinc smelters at Chanderiya, a project from which we have 22,744 voluntary emission reduction credits from July 1, 2005 until March 30, 2007 and received 15,614 carbon emission reduction credits from March 31, 2007 until February 29, 2008, 28,571 carbon emission reduction credits from March 31, 2008 until May 31, 2009 and 19,187 carbon emission reduction credits from June 30, 2009 to March 31, 2010;

•

Our two wind power projects at Gujarat and Karnataka have also been registered for carbon emission reduction credits, from which we have 217,755 voluntary emission reduction credits from Gujarat from March 13, 2007 to January 14, 2009 and 82,560 carbon emission reduction credits for the period from January 15, 2009 to July 24, 2009, and from wind power project at Karnataka, we have sold 46,386 voluntary emission reduction credits for the period December 17, 2007 to January 14, 2009 and 32,391 carbon emission reduction credits for the period January 15, 2009 to July 31, 2009 and 32,391 carbon emission reduction credits for the fiscal 2011.

Recent successes as a result of these initiatives include:

•	increased zinc production volumes from fiscal 2010 to fiscal 2011;

•	increase in BALCO’s production from 148,279 tpa of rods and 65,973 tpa of rolled products in fiscal 2010 to 160,665 tpa of rods and 66,706 tpa of rolled products in fiscal 2011;

•	increase in reserves and resources at HZL from 298.7 million tons as of March 31, 2010 to 313.2 million tons as of March 31, 2011; and

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

As of March 31, 2011, we had total production capacities of 405,000 tpa of copper cathodes, 879,000 tpa of zinc, 85,000 tpa of lead and 245,000 tpa of aluminum. Our goal is to achieve 1.0 million tpa of total production capacity in each of our base metals through our existing and future expansion projects, while implementing our expansion projects at industry leading benchmark capital costs, within budget and ahead of schedule. We believe we have made significant progress towards achieving this goal, though there can be no assurance that we will be able to achieve such production capacity for each of our businesses. See “- Competitive Strengths—Strong pipeline of growth projects.”

Leveraging our project execution and operating skills and experience in building and managing captive power plants to develop a commercial power generation business

The demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind other leading developed and emerging economies by a large margin. India has large thermal coal resources and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, and by applying our mining experience to the mining of the coal blocks we are seeking to have allotted to us to reduce the costs of our proposed commercial power generation business, we can compete successfully in this business. In addition, we believe that our entry into the commercial power generation business will allow us to establish ourselves and gain specific experience in coal mining as the power industry is one of only three industries in India, the others being iron or steel and cement, where captive coal mining by non-governmental entities is permitted. We believe this would help position us to more broadly enter the coal mining business if it is eventually opened to entry by non-governmental entities as part of a Government of India deregulation initiative. See “—Our Commercial Power Generation Business.”

Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills and experience

Our successful acquisitions of HZL, BALCO and our acquisition of the zinc business of Anglo American Plc have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses, including through government privatization programs in India, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. By selecting the opportunities for growth and acquisition carefully and leveraging our skills and experience, we expect to continue to expand our business while maintaining a strong balance sheet and investment grade credit profile.

Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group

We have consolidated and are continuing to seek to increase our direct ownership of our underlying businesses to simplify and derive additional synergies as an integrated group, in particular by acquiring major shareholders to consolidate our corporate structure to simplify and more closely integrate our operations. As part of this strategy we continue to seek to increase our direct ownership of our underlying businesses to derive additional synergies as an integrated group. In March 2004, we exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO in order to make BALCO a wholly-owned subsidiary, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. We own 64.9% of HZL and we intend to acquire from the Government of India a further 29.5% of the shares in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. We have exercised the second option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our

option to purchase the Government of India’s remaining shares in HZL may be challenged” and “- Options to Increase Interests in HZL and BALCO.” It has been reported in the media that the Government of India is considering asserting a breach of a covenant by our subsidiary SOVL and may seek to exercise a put or call right with respect to shares of HZL. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.” If the Government of India makes such an assertion, we intend to contest it and believe we have meritorious defenses.

Basis of Presentation of Ore Reserves

Our reported ore reserves are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers and an audit of the results for the ore reserves of HZL by the independent consulting firm of SRK Consulting (UK) Limited, or SRK, a resource and reserve review of the Skorpion, BMM and Lisheen mines by AMC Consultants Proprietary Limited, Golder Associates and AMC Consultants UK Limited. Our reported ore reserves at the Mt. Lyell and BALCO mine are based on our internal estimates. The results are reported in compliance with Industry Guide 7 of the US Securities and Exchange Commission, or the SEC.

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

We retained SRK to conduct independent reviews of our ore reserve estimates (excluding CMT) as of March 31, 2011 at the Rampura Agucha, Rajpura Dariba S.K Mines, Kayar mines and Zawar lead-zinc mines. SRK visited the HZL sites in 2011 and reviewed the methodology and data used to develop the ore reserve estimates. The geological information at Rampura Agucha, Kayar, Rajpura Dariba and Sindesar Khurd are modeled using conventional computerized models, the information at Zawar is modeled using paper based sections and partly conventional computerized models. SRK conducted a series of checks at the HZL mines to verify that the resulting estimate of the quantity and quality of ore present was as per the criteria laid down by the Joint Ore Reserve Committee, Australia (“JORC”).

In April 2011, AMC Consultants Proprietary Limited had completed a resource and reserve review of Skorpion mine. They conducted the review to ensure that the overall approach and methods used for the mineral resources estimation is consistent with the accepted industry standards. They reviewed data collection, resource estimation, modeling methodology and suitability of resource estimate, classification and associated reports for reporting under the JORC code.

In April 2011, Golder Associates had computed a resource and reserve review of BMM mines. Golder Associates reviewed data collection, quality control, geological interpretation, grade estimation and resource classification for BMM in 2010. Technical site visits were conducted by Golder Associates in order to review and comment on the compliance of BMM with the JORC code and the South African code of Reporting of Mineral Resources and Mineral Reserves, 2007 (“SAMREC code”).

In April 2011, AMC Consultants UK Limited, or AMC completed a resource and reserve review of the Lisheen mine. They reviewed data collection, quality control, geological interpretation, grade estimation and resource classification for the mine resource estimate of Lisheen in 2010. They reviewed the methodology used to prepare the Lisheen ore reserve. Their opinion was that the methodology used was in line with practices in similar mining operations and was appropriate for the Lisheen mine. The Lisheen ore reserve has been prepared using accepted industry practice and has been estimated in accordance with the JORC code.

The ore reserves of Mt. Lyell and BALCO were derived from management estimates as of March 31, 2011.

In addition to the ore reserves, we have identified further mineral deposits as either extensions to or in addition to our existing operations that are subject to ongoing exploration and evaluation.

Our Copper Business

Overview

Our copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant, copper rod plant, a doré anode plant and two captive power plants at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provided approximately 7.1% of our copper concentrate requirements in fiscal 2011. We also have a precious metal refinery at Fujairah in the UAE that produces gold and silver ingots, which was commissioned in March 2009.

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

Principal Products

Copper Cathode

Our copper cathodes are square shaped with purity levels of 99.9%. These cathodes meet international quality standards and are registered as LME “A” Grade. The major uses of copper cathodes are in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods. Copper cathodes are also used for making alloys like brass, bronze and alloy steel, with applications in defense and construction.

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

Our Production Process

Our copper business has a number of elements which are summarized in the following diagram and explained in greater detail below:

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. Approximately 7.1% of our copper concentrate was sourced from our own mine in Tasmania, Australia in fiscal 2011. All of the copper concentrate used in our operations, whether from our own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to our Tuticorin smelter.

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

Principal Facilities

Overview

The following map shows the locations of each of our copper mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2011:

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

The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 1M95 and 5M95 granted by the State Government of Tasmania. Mining Lease 1M95 was granted on January 1, 1995 for a period of 15 years and Mining Lease 5M95 was granted on February 1, 1995 for a period of 14 years and 11 months. Both are renewable and are subject to the terms and conditions specified in the Mineral Resources Development Act, 1995, as amended, of Australia. For Mining Lease 1M95 and Mining Lease 5M95, renewed applications have been submitted, which we expect to be renewed in due course. The mine is also covered by the Copper Mines of Tasmania (Agreement) Act 1999, which, in conjunction with an agreement between the State Government of Tasmania and CMT entered into pursuant to that Act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims.

The Mt. Lyell mining district was first discovered in 1883 and 15 separate ore bodies have been mined over its life. It is estimated that in excess of 100 million tons of ore has been extracted from the district. Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, formerly Gold Mines of Australia, when MLMC entered into voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.2 million tpa in fiscal 2000 to 2.6 million tpa in fiscal 2009 and decreased in 2011 to 1.97 million tpa. We acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star in 2000.

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

Chalcopyrite is the principal ore mineral and occurs chiefly in higher grade lenses enveloped by lower grade halos. The overall structure of Mt. Lyell is that of a steeply dipping overturned limb of a large anticline. The hanging wall (stratigraphic footwall) of the ore body consists of weakly mineralized chloritic schists with disseminated pyrite. The footwall is sharply defined by the Great Lyell Fault—Owen Conglomerate contact which truncates the ore body at its southern end.

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

Power at the mine is supplied through an electricity supply agreements with Aurora Energy Proprietary Limited and Hydro Tasmania Proprietary Limited to supply approximately 112 Giga Watts at a fixed rate until September 30, 2012. There is plentiful supply of water from mine water and storm water captured on the tailings dam.

The gross value of fixed assets, including capital works-in-progress, was approximately AUD 110.3 million (Rs.5,335 million or $119.8 million) as of March 31, 2011.

In fiscal 2011, Mt. Lyell mined and processed 2.0 million tons of ore at a grade of 1.23% copper to produce 91,357 dry metric tons of copper concentrate, which also contained 12,347 ounces of gold and 114,937 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. Based on reserves as of March 31, 2011 and anticipated production, the estimated mine life at Mt. Lyell is approximately three and a half years from April 1, 2011.

The economic cut-off grade is defined using the metal prices of $4,409 per ton of copper and $1,000 per ounce of gold. The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 1.0% copper and have an average grade that exceeds 1.0% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.75% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 1.0% copper. CMT operates on a 1.0% copper operational cut-off grade in practice, preferring to take a higher revenue at the expense of a longer mine life.

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

For fiscal 2010, the metallurgical recovery was 93.2% for copper, 68.6% for gold and 63.5% for silver. For fiscal 2011, the contract mining and milling cost was AUD 3,909 (Rs. 189,069 or $4,244.9) per ton, administration and environment cost was AUD 759 (Rs. 36,711 or $824.2) per ton and transportation cost was AUD 259 (Rs. 12,527 or 281.3) per ton. Correspondingly the TcRc was AUD 350 (Rs. 16,928 or $380.1) per ton.

The following table sets out our proven and probable copper reserves as of March 31, 2011. The figures show the split between the ore derived from primary, or in-situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralized material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, we believe that this allowance can be sustained for the forecast life of the reserves.

		Proven Reserve		Probable Reserve		Total Proven and Probable Reserves
Mine	Source	Quantity	Copper Grade	Quantity	Copper Grade	Quantity	Copper Grade
		(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mt. Lyell	In-situ ore	3.0	1.34	0.8	1.31	3.8	2.65
	Secondary ore	—	—	6.0	1.13	6.0	1.13
	Surface stockpile	0.0	1.25	—	—	0.0	1.25

Total		3.0	1.34	6.8	1.2	9.8	1.21

Our Smelter and Refineries

Overview

The following table sets forth the total capacities as of March 31, 2011 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Tuticorin	405,000	205,000	96,000	1,300,000	230,000	46.5
Silvassa	—	200,000	172,000	—	—	—

Total	405,000	405,000	268,000	1,300,000	230,000	46.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.

Tuticorin

Our Tuticorin facility, established in 1997, is located approximately 17 kilometers inland from the port of Tuticorin in Tamil Nadu in Southern India. Tuticorin is one of India’s largest copper smelters based on production volume in fiscal 2009. Our Tuticorin facility currently consists of a 405,000 tpa copper smelter, a 205,000 tpa copper refinery, a 96,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant, a 700 tpa doré anode plant and two captive power plants with capacities of 22.5 MW and 24.0 MW, respectively.

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

Silvassa

Our Silvassa facility, established in 1997, is located approximately 140 kilometers from Mumbai in the union territory of Dadra and Nagar Haveli in Western India. Our Silvassa facility currently consists of a 200,000 tpa copper refinery and two copper rod plants with a total installed capacity of 172,000 tpa of copper rods. Its refinery uses IsaProcessTM technology in the production of copper cathode and its copper rod plants use Properzi CCR copper rod technology. Our Silvassa facility draws on the state power grid to satisfy its power requirements.

Fujairah

Fujairah Gold FZE is located in the Fujairah Free Zone-2. Our Fujairah facility is strategically located 130 kilometers east of Dubai and is on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 85 tons of silver. Outotec oyj, Finland, the pioneer in providing technology for extraction and refining of precious metals, supplied the technology for the precious metal refinery. Fujairah Gold FZE has commissioned a copper rod plant at a cost of $12.5 million, with an annual capacity of 100,000 tpa with production commencing in May 2010 and generating a production of 2.2 tons of gold and 19.8 tons of silver in fiscal 2011. Continuus Properzi S.p.A., Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta group.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for the three years ended March 31, 2011:

		Year Ended March 31,
Facility	Product	2009	2010	2011
		(tons)
Tuticorin	Copper anode(1)	313,284	333,924	304,964
	Sulphuric acid(2)	987,511	1,036,353	968,760
	Phosphoric acid(2)	163,607	205,844	154,232
	Copper cathode(3)	139,706	154,177	141,281
	Copper rods(3)	76,292	55,893	54,006
Silvassa	Copper cathode(3)	173,127	179,997	162,710
	Copper rods(3)	143,587	140,989	133,886
Total	Copper anode	313,284	333,924	304,964
	Copper cathode	312,833	334,174	303,991
	Copper rods	219,879	196,882	187,892
	Sulphuric acid	987,511	1,036,353	968,760
	Phosphoric acid	163,607	205,844	154,232

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

The following table sets out CMT’s copper extraction from the Mt. Lyell mine for the three years ended March 31, 2011:

		Year Ended March 31,
Mine (Type of Mine)	Product	2009	2010	2011
		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	2,558,094	1,875,969	1,976,177
	Ore grade	1.5%	1.3%	1.3%
	Copper recovery	90.2%	91.1%	93.2%
	Copper concentrate	98,761	84,227	91,357
	Copper in concentrate	27,421	23,777	22,929

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate and power. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. In fiscal 2011, we sourced 92.9% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. In fiscal 2011, we sourced only 7.1% of our copper concentrate requirements from our own mines in Australia. We expect the percentage we purchase from third party suppliers to increase in future periods as the reserves of our Mt. Lyell copper mine are expected to be exhausted by fiscal 2014. We expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.

In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal 2011, we sourced approximately 71.3% of our copper concentrate requirements through long-term agreements.

We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal 2011, we sourced approximately 28.7% of our copper concentrate requirements through spot purchases.

Rock Phosphate

Our rock phosphate is currently sourced primarily from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed for the year. These contracts provide for minimum supply quantities with an option to increase if required. We utilize other sources in Egypt, and Algeria to procure additional rock phosphate as required.

Power

The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. Our captive power plants at Tuticorin operate on furnace oil that is procured through contracts with various oil companies. We have outsourced the day-to-day operation and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.

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

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 32.5%, 27.2% and 34.4% of our copper business revenue in fiscals 2009, 2010 and 2011, respectively. One of our customers, Uninor, accounted for 11.8% of our copper revenue in fiscal 2011 and none of our customers accounted for greater than 10.0% of our copper revenue in fiscal 2009 and 2010.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscals 2009, 2010 and 2011, exports accounted for approximately 39.0%, 45.7% and 41.3% of the revenue of our copper business, respectively. Our export sales were primarily to China, Japan, the Philippines, Singapore, South Korea, Taiwan, Thailand and various countries in the Middle East. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We are one of the two custom copper smelters in India and had a 43.0% primary market share in India in fiscal 2011, according to ICPCI.

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

Projects and Developments

We have Rs. 22,900 million ($514.1 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant. The 400,000 tpa copper smelter expansion project at Tuticorin is being rescheduled while we await the consent from the State Pollution Control Board. We have incurred Rs. 5,948 million ($133.5 million) on these projects as of March 31, 2011. The funding for these projects are mainly from the proceeds of the convertible senior notes issued in fiscal 2010.

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, five sulphuric acid plants and one silver refinery in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and one sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.

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

HZL has signed a mining lease for the Kayar mine in the State of Rajasthan which expires on February 27, 2018. In January 2009, HZL obtained environmental clearance for an annual production of 350,000 tons. The Kayar mine is currently in the post-exploration but pre-development stage. HZL is in the process of obtaining surface land rights over the mine area. HZL has commenced mine development activities.

HZL pays royalties to the State Government of Rajasthan based on its extraction of lead-zinc ore. With effect from August 13, 2009, the royalty rate increased from 6.6% to 8.4% of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 5.0% to 12.7% of the LME lead metal price payable on the lead metal contained in the concentrate produced. The royalties we pay are subject to change. See “Risk Factors—Risks Relating to Our Industry—Changes in tariffs, royalties, customs duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operation.”

We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%).

We have exercised the second call option option by a letter dated July 21, 2009 to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. The Government of India has stated that the clauses of the shareholders’ agreement relating to our option violated the provisions of Section 111A of the Indian Companies Act by restricting the right of the Government of India to transfer its shares and that as a result, the shareholders’ agreement was null and void. As such, the Government of India has refused to act upon the second call option. Consequently, SOVL commenced arbitral proceedings under the terms of the shareholders’ agreement and has appointed its arbitrator. Under the terms of the shareholders’ agreement, the Government of India is required to nominate an arbitrator, but the Government of India has not made such a nomination. As a result, SOVL has filed an arbitration application pursuant to section 11(6) of the Arbitration and Conciliation Act 1996 in the High Court of Delhi petitioning the court to constitute an arbitral tribunal. The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V N Khare as their arbitrator. By an order dated May 18, 2010, the court directed the parties to appoint mediators for mediation of the dispute. The mediation was not successful and the arbitral tribunal is being constituted. See “—Options to Increase Interests in HZL and BALCO—HZL Call Options”.

Principal Products

Zinc

We produce and sell zinc ingots in all three international standard grades: Special High Grade (SHG—99.994%), High Grade (HG—99.95%) and Prime Western (PW—98.0%). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.

Lead

We produce and sell lead ingots of 99.99% purity primarily to battery manufacturers and to a small extent to chemical manufacturers.

By-products

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

Our Production Process

Our zinc business has a number of elements which are summarized in the following diagram and explained in greater detail below:

Lead-Zinc Mines

HZL sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit mine and the Zawar and Rajpura Dariba (including Sindesar Khurd) underground mines in Northwest India. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its low strip ratio and good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 88.8% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal 2011, with the Zawar, Rajpura Dariba and Sindhesar Khurd mines accounting for the remaining 3.4%, 3.4% and 4.4%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya, Dariba and Debari smelters and by rail and road to the Vizag smelter in Southeast India. HZL has also sold surplus zinc and lead concentrates from its mines to third party smelters.

Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine and the Rajpura Dariba mine limit our extraction of lead-zinc ore from the mines to approximately 6.15 million tpa, 1.2 million tpa and 0.9 million tpa, respectively, in fiscal 2011.

Zinc Smelters

HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Five of HZL’s smelters are hydrometallurgical and one of HZL’s smelters is pyrometallurgical.

The hydrometallurgical smelting process is a roast, leach and electrowin, or RLE, process. Zinc concentrate is first oxidized in the roaster and the gases generated are cleaned and sent to the sulphuric acid plant. The primary output from the roaster, called calcine, is sent to the leaching plant to produce a zinc sulphate solution that is then passed through a cold or hot purification process to produce purified zinc sulphate solution. The purified zinc solution then goes through an electrolysis process to produce zinc cathodes. Finally, the zinc cathodes are melted and cast into zinc ingots.

The pyrometallurgical smelter uses the imperial smelting process, or ISP™, which process starts with sintering, where a mixture consisting of lead and zinc concentrates and fluxes is passed through the sinter machine to remove the sulphur. The gases generated from the sintering process are sent to the sulphuric acid plant. The de-sulphurized output of the sinter machine is broken for size reduction before being fed into an imperial smelting furnace, or ISF, where it is smelted with preheated metcoke and air. During the smelting process, molten lead trickles down to the bottom of the ISF and zinc rises up as vapor. The vapor is passed into a condenser where it is then absorbed back into the molten lead. The molten lead is cooled to separate out the zinc, which is then passed through a process of double distillation and condensation through which any remaining lead is removed to produce pure zinc metal which is cast into ingots. The lead removed through this process is sent to the pyrometallurgical lead smelter.

Lead Smelters

HZL has two lead smelters, one of which uses the pyrometallurgical ISF™ process and is part of the pyrometallurgical zinc smelter described above and the other of which uses Ausmelt™ technology.

The pyrometallurgical process involves the smelting of lead and zinc together as described under “- Zinc Smelters.” Lead removed from the pyrometallurgical process is sent for further refining where it passes through a series of processes to remove impurities. In this process, silver is also produced as a by-product. The refined lead is cast into lead ingots.

HZL’s Ausmelt™ lead plant is based on Top Submerged Lance technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

Delivery to Customers

The zinc, lead and silver ingots and the sulphuric acid by-product are transported by road to customers in India. Zinc ingots are also shipped for export.

Principal Facilities

Overview

The following map shows the locations of HZL’s lead-zinc mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2011:

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

The Rampura Agucha deposit was the largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis in 2010, according to Brook Hunt. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is 1.5 kilometers long and has a width ranging from five meters to 120 meters with an average of approximately 58 meters. It extends from the surface with recent exploration intersecting up to 15-meter wide mineralized zones at depths of over 900 meters. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterized by a thinning mineralized zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localized concentrations of pyrite, arsenopyrite, pyrrhotite and tetrahedrite-tennantite.

The Rampura Agucha mine is India’s largest producer of lead and zinc ore and one of the largest producers in the world. The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2010 from 2.4 million tpa to 6.15 million tpa for mine and 6.5 million tpa for mill at a cost of Rs.11,300 million ($253.7 million) through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG, mill and ball mill circuit.

Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 240 ton trucks and 34 -cubic meter excavators. Ore is trucked to the primary crusher at the mill and waste is trucked to the waste dump. The mining equipment are owned owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant which was commissioned in 1991. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in three identical milling circuits, comprising a rod mill in open circuit and a ball mill in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transported to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.

Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. Following an extensive drilling program of 149 holes, approximately 88,040 meters to convert resources to reserves, better definition of the boundaries of the ore body, addition of resources and the conduct of open-pit re-optimization, as well as the commencement of potential underground mine project work, the reserve was increased by 29.61 million tons to 69.71 million tons as of March 31, 2011 with an average grade of 14.28% zinc and 1.96% lead and 66 ppm silver after depletion. The drill spacing for the definition of proven reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters in the open-pit. Resources now extend up to 1,190 meters below surface.

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

In fiscal 2011, 6.15 million tons of ore at 13.1% zinc and 2.2% lead were mined from Rampura Agucha, which produced 1.3 million tons of zinc concentrate at 51.3% zinc and 117,272 tons of lead concentrate at 58.6% lead. Approximately 77,066,151 tons of waste were removed giving a strip ratio of 12.53 tons of waste per ton of ore mined. The strip ratio is expected to increase to about 14.2 tons in fiscal 2012, considering the anticipated overburden removal of about 87.45 million tons and ore production of 6.15 million tons. The expansion of mine from 5 mt to 6.15 mt has resulted into significant increase in the strip ratio as there is dimensional change in the pit with ultimate depth of mine as 372 meters. Rampura Agucha mine has initiated a number of steps to optimize the strip ratio. Approximately 88.4% of the zinc was recovered to the zinc concentrate, while 54.6% of the lead and 64.1% of the silver was recovered from the metal contained in ore mined.

The 12-square kilometers mining lease was granted by the State Government of Rajasthan and runs until March 2020. Mining leases are governed in accordance with the Mineral Concession Rules, 1960 and the Mineral Conservation and Development Rules, 1988. We have also obtained consents under various environmental laws to operate the mine. We recently applied for a new prospecting permit covering the surrounding area as the ore body is dipping towards the eastern limit of the mining lease and the deepest intersection is approaching the current leasehold boundary. HZL commenced production at the mine in 1991. Since then, approximately 47.2 million tons of ore, with an ore grade of 12.9% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine.

Power is supplied from two 234 MW and 80 MW captive power plants at Chanderiya and Zawar with two backup 5 MW generators on-site. Water to the site is pumped 57 kilometers from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 6.2 million tpa.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment was approximately Rs. 16,750 million ($376.1million) as of March 31, 2011.

HZL estimates the remaining mine life at Rampura Agucha, based on reserves as of March 31, 2011, and current and anticipated production to be over 30 years. In 2004, HZL commissioned the first exploration program since the mine opened and since then has increased the reserves at Rampura Agucha by approximately 60.0% after depletion. HZL also believes that additional mineralization exists in an extension in the depth and breadth of the established resource boundary and exploration drillings and is continuing to evaluate the potential of this deeper mineralization.

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

In fiscal 2011, 55,954 dry metric tons of zinc concentrate at a grade of 49.9% was sold to third parties from the Rampura Agucha mine. The revenue realized from zinc concentrate sales was Rs. 2,215 million ($49.8 million). In fiscal 2011, 30,305 dry metric tons lead concentrate at a grade of 54.0% was sold to third parties from the Rampura Agucha mine. The revenue realized from lead concentrate sales was Rs. 2,638.3 million ($59.2 million).

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

The ore at Rajpura Dariba occurs in the north, south and east lenses which are typically 15 meters to 50 meters thick, are conformable with the stratigraphy and dip approximately 65 degrees to the east. The lenses have strike lengths of more than 900 meters, 500 meters and 600 meters, respectively. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralization is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite, with minor amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite. The proven and probable reserves for the Rajpura Dariba mine as of March 31, 2011 is 9.05 million tons at 6.8% zinc, 1.77% lead and 78 particles per million silver after depletion.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine permit is valid until May 2010. HZL has already submitted an application for renewal on Decmeber 18, 2008 of the Rajpura Dariba mine permit, which is under process. The mine is currently being operated on the basis of deemed approval.

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

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment, including Sindesar Khurd mine, is approximately Rs. 7,800 million ($175.1 million) as of March 31, 2011.

HZL estimates the remaining life of the mine at Rajpura Dariba including Sindesar Khurd, based on reserves as of March 31, 2011 at current and anticipated production to be over 20 years. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was some 30 meters while for probable reserves was less than 60 meters.

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

The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored during the years of 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until 2029.

The Sindesar Khurd mine is a small scale underground mine. The deposit lies five kilometers north of and is on the same geological belt as the Rajpura Dariba mine. Ore from the mine is fed to the Rajpura Dariba mill and processing plant. The two mines are connected by all-weather tar road. The proven and probable reserves for the Sindesar Khurd mine as of March 31, 2011 is 10.10 million tons at 4.93% zinc, 2.78% lead and 158 ppm silver after depletion.

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

Exploration at the south part of Sindesar Khurd has been ongoing since March 2005 with a drilling program aimed at increasing the size of the resource. As of March 31, 2011, a total of 185 holes have been drilled, the deepest being 1100 meters below surface.

In fiscal 2011, 1,150,284 tons of ore at a grade of 5.6% zinc and 1.8% lead ore (mined at the Rajpura Dariba and Sindesar Khurd mines) was mined which produced 93,364 tons of zinc concentrate at 47.8% zinc, 26,896 tons of lead concentrate at 54.0% lead and 2,972 grams per ton of silver, and 14,265 tons of bulk concentrate at 37.5% zinc and 10.6% lead with 82.4% of the zinc being recovered in the zinc concentrate and 76.7% of the lead (at the Rajpura Dariba and Sindesar Khurd mines) and 81.0% of the silver being recovered in the lead concentrate.

In fiscal 2011, 10,004 dry metric tons of zinc concentrate at a grade of 48.5% was sold to third parties from the Rajpura Dariba mines. The revenue realised from zinc concentrate sales was Rs. 369.2 million ($8.3 million). In fiscal 2011, 8,152 dry metric tons of lead concentrate at a grade of 50.5% was sold to third parties from the Rajpura Dariba and Sindesar Khurd mines. The revenue realized from lead concentrate sales was Rs. 1,365.4 million ($30.6 million).

Zawar

Zawar consists of four separate mines: Mochia, Balaria, Zawarmala and Baroi. The deposit is located approximately 45 kilometers south of the Udaipur city, in Udaipur district of Rajasthan, in Northwest India. It is well accessed by paved road from Udaipur (in the North) and Ahmedabad (in the South), the capital of the State of Gujarat. The deposits lie within a 36.2 square kilometers mining lease granted by the State Government of Rajasthan, India, which was due for renewal in March 2010. An application to the Government of Rajasthan was submitted on November 25, 2008 for the renewal of the mining lease. Presently, the matter is pending in the Supreme Court for renewal of the mining lease. The mine plan for enhanced quantity (1.5 million tons) was approved by the IBM on August 21 2009. The environmental clearance from the Ministry of Environment and Forest, or MoEF, for the renewal of the lease and capacity enhancement (of 1.5 million tons) was obtained on October 30, 2009. The forest clearance is pending approval by MoEF. Due to lack of the forest clearance, mining activities at the Mochia, Zawar mala and Baroi mines were stopped after March 29, 2010. The consents to operate under the Air and Water Acts,was granted by the Rajasthan State Pollution Control Board for Zawar on March 23, 2010 for a period of three years with its validity expiring on February 28, 2013 in respect of the lead zinc ore mining.

The four deposits at Zawar are hosted by low grade metamorphosed sediments consisting of greywackes, phyllites, dolomites and quartzites that unconformably overlay the Pre-Cambrian basement. The lead-zinc-pyrite mineralization is strata bound and occurs as vein-stringers reflecting the high level of fractures within the more competent dolomites. There are multiple ore bodies that are complex in some areas as the lenses split and enclose waste rock. The ore bodies are steeply dipping. Zawar uses the “sub-level open stoping mining method” and its variants for the majority of its production.

Ore processing is carried out in a conventional comminution and flotation plant having facility for “differential” as well as “bulk flotation” of zinc & lead metals. The ore is crushed primarily underground and then hoisted to the surface. Thereafter, the ore is crushed to 15mm in size before being milled to 74 microns. In the differential flotation process, milled ore is conveyed separately to two lead flotation circuits and undergoes a process incorporating roughing, scavenging and cleaning. Final lead concentrate is thickened and filtered and then stored before dispatch to the Chanderiya lead smelter. Lead flotation tails proceed to two zinc flotation circuits comprising roughing, scavenging and cleaning. Zinc concentrate is thickened and filtered, then stored and dispatched to the Debari and Chanderiya smelters. Zinc flotation tails are disposed in slurry form in designated tailings disposal area.

In the bulk flotation process milled ore is conveyed to the flotation circuit and undergoes a process incorporating roughing, scavenging and cleaning. Final bulk concentrate is thickened and filtered, and then stored before dispatch to the Chanderiya lead zinc smelter. Bulk flotation tails are disposed in slurry form in designated tailings disposal area.

In fiscal 2011, approximately 240,550 tons of ore at 3.7% zinc and 0.9% lead was mined which produced 55,265 tons of bulk concentrate at 44.9% zinc and 6.4% lead. The recovery of zinc and lead during fiscal 2011 was 88.7% and 76.0%, respectively.

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

The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 1,674 million ($37.6 million) as of March 31, 2011 and of the 80 MW coal-based thermal captive power plant at Zawar was Rs. 3,134 million ($70.4 million).

Based on reserves as of March 31, 2011 and annual production levels, HZL estimates the remaining life of the Zawar operation to be approximately 20 years from April 1, 2011. The focus of mine exploration at Zawar is to replenish the reserves through exploration activity that are being depleted and to look for new mineralized area to enhance production capacity. A surface drilling program is underway to locate deeper resources below -100 MRL up to -500 MRL. Underground exploratory drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

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

In fiscal 2011, zinc, lead or bulk concentrates were not sold to third parties from the Zawar mine.

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2011:

	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	(g/t Ag)
Rampura Agucha	6.16	12.4	1.8	57	63.55	14.5	2.0	67	69.71	14.3	2.0	61
RajpuraDariba	7.37	6.9	1.8	82	1.67	6.5	1.7	63	9.05	6.8	1.8	81
Sindesar Khurd	1.91	5.4	2.6	133	8.19	4.8	2.8	164	10.1	4.9	2.8	162
Zawar	3.53	4.1	2.1	37	4.34	3.3	2.0	34	7.87	3.7	2.0	36

Total	18.97	8.0	1.9	71	77.75	12.7	2.1	75	96.73	11.7	2.0	74

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2011 at HZL’s Chanderiya, Debari, Vizag, Zawar and Dariba facilities:

Facility	Zinc	Lead	Capacity Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya	525,000	85,000	168	828,500	248.8
Debari	88,000	—	—	419,000	14.8
Vizag	56,000	—	—	91,000	—
Zawar	—	—	—	—	86.0
Dariba	210,000	—	—	306,000	160.0

Total	879,000	85,000	168	1,644,500	509.6

Chanderiya

The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the State of Rajasthan in Northwest India. The facility contains four smelters, two associated captive power plants, two sulphuric acid plants, and a silver refinery:

•	an ISP™ pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•

two RLE hydrometallurgical zinc smelters with a capacity of 170,000 tpa each that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies which was completed in April 2008, the zinc smelting capacity increased by 40,000 tpa to 210,000 tpa each;

•	an Ausmelt™ lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006;

•	associated 154 MW and 80 MW coal-based captive power plants commissioned in May 2005 and April 2008, respectively;

•	a 14.8 MW fuel based captive power plant transferred from Debari in March 2009 and which was originally commissioned at Debari in March 2003;

•	three sulphuric acid plants with a total capacity of 828,500 tpa of sulphuric acid; and

•	a silver refinery with a capacity of 168 tpa silver ingots.

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW, 80 MW and 14.8 MW captive power plants at Chanderiya provide all of the power for the facility. The captive power plants require approximately 130,000 tons of coal per month, which we procure through tenders and from the domestic market, with contracts made on the basis of one to three shipments of 50,000 to 70,000 tons each and the particulars depending on price and other circumstances. The coal is imported from a number of third party suppliers. In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block from the Madanpur Coal Block which is expected to help meet the coal requirements of its captive power plants in the future. HZL’s share of the coal block is 31.5 million tons which, according to the Ministry of Coal, are proved reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 kilo calories per kilogram to 5,597 kilo calories per kilogram. On June 16, 2008, the Ministry of Coal approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field of Chhattisgarh which falls under moderate to dense forest. The environmental clearance and approval for the forest diversion was rejected by the MoEF and accordingly, a letter of rejection was issued by the State government on January 23, 2010. We have made our submissions to the MoEF. Thereafter, the Prime Minister’s Office constituted a committee of secretaries to review the rejection of the environmental clearance and approval. The Prime Minister’s Office also constituted a Group of Ministers to resolve the issue of forest clearance. The matter is now being discussed at the Group of Ministers meetings. HZL will continue to import coal from third-party suppliers or pursue alternative sources.

HZL has also been awarded 2.43 million tons of coal linkage by the Ministry of Coal of the Government of India, which will enable us to source coal from mines of South Eastern Coalfields Limited, or SECL, a subsidiary of Coal India.

Debari

The Debari hydrometallurgical zinc smelter is located approximately 12 kilometers east of Udaipur in the State of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008 pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 419,000 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and the balance is sourced from an on-site liquid fuel-based 14.8 MW captive power plant commissioned in March 2003. The liquid fuel is procured from domestic oil-producing companies through a tender process for a yearly contract.

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

Haridwar

The 210,000 tpa zinc ingot melting and casting plant in Haridwar in the State of Uttarakhand was commissioned in July 2008. This plant was established at a cost of Rs. 830 million ($18.5 million). This plant melts and casts zinc ingots from zinc cathodes produced in the Chanderiya smelter and therefore its production capacity does not increase the total production capacity of HZL’s facilities. The capacity of Haridwar zinc plant is currently 292,000 tpa.

Dariba

The Dariba hydrometallurgical zinc smelter is located approximately 75 kilometers northeast of Udaipur in the Rajsamand district of Rajasthan in Northwest India. This hydrometallurgical zinc smelter was commissioned in March 2010 and has a capacity of 210,000 tpa. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Dariba.

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari and Vizag facilities for the three years ended March 31, 2011:

		Year Ended March 31,
Facility	Product	2009	2010	2011
	(tons, except for silver which is in kgs)
Chanderiya
—ISP(TM) pyrometallurgical lead-zinc smelter	Zinc	79,569	93,480	90,298
	Lead(2)	18,938	21,550	20,562
First hydrometallurgical zinc smelter	Zinc	181,377	175,602	179,276
Second hydrometallurgical zinc smelter	Zinc	152,511	167,827	154,844
Ausmelt(TM) lead smelter	Lead	41,385	42,769	36,733
Silver refinery	Silver	105,055	138,550	148,082
Sulphuric acid plants	Sulphuric acid	611,871	641,313	600,753
Dariba
Hydrometallurgical zinc smelter (2)	Zinc	—	—	164,551
Sulphuric acid plant	Sulphuric acid	—	—	218,483
Debari
Hydrometallurgical zinc smelter	Zinc	85,191	87,318	84,839
Sulphuric acid plant	Sulphuric acid	267,463	290,188	306,949
Vizag
Hydrometallurgical zinc smelter	Zinc	53,076	54,184	38,663
Sulphuric acid plant	Sulphuric acid	74,935	74,945	65,514
Total	Zinc	551,724	578,411	712,471
	Lead(1)	60,232	64,319	57,294
	Silver	105,055	138,550	148,082
	Sulphuric acid	954,269	1,006,446	1,192,699

Notes:

(1)	Excludes lead containing a high content of silver (High Silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 5,009 tons, 7,308 tons and 5,898 tons in fiscals 2009, 2010 and 2011, respectively.
(2)	The hydrometallurgical zinc smelter was commissioned in March 2010.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for the three years ended March 31, 2011:

		Year Ended March 31,
Mine (Type of Mine)	Product	2009	2010	2011
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	4,953,110	5,135,625	6,149,165
	Ore grade -Zinc	13.4%	12.9%	13.1%
	Lead	1.9%	1.8%	2.2%
	Recovery - Zinc	92.0%	92.1%	88.4%
	Lead	60.6%	59.3%	54.6%
	Zinc concentrate	1,114,048	1,155,849	1,319,245
	Lead concentrate	92,151	89,205	117,272
Rajpura Dariba/Sindesar Khurd (Underground)	Ore mined	783,288	945,997	1,150,284
	Ore grade - Zinc	5.8%	5.4%	5.6%
	Lead	2.1%	1.9%	1.8%
	Recovery - Zinc	81.8%	82.2%	82.4%
	Lead	74.3%	76.2%	76.7%
	Zinc concentrate	59,672	74,872	93,364
	Lead concentrate	17,745	20,828	26,896
	Bulk concentrate(1)	8,687	15,535	14,265
Zawar (Underground)	Ore mined	944,300	1,020,250	240,550

	Ore grade -Zinc	3.8%	3.0%	3.7%
	Lead	2.0%	1.9%	0.9%
	Recovery -Zinc	89.4%	90.8%	88.0%
	Lead	87.3%	90.8%	70.7%
	Zinc concentrate	29,257	—	—
	Lead concentrate	15,049	—	—
	Bulk concentrate(1)	29,924	73,048	55,265
Total	Ore mined	6,680,698	7,101,872	7,539,999
	Zinc concentrate	1,202,977	1,230,721	1,412,609
	Lead concentrate	124,945	110,033	144,168
	Bulk concentrate(1)	38,611	88,583	69,530

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.

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

Power

Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, for which HZL imports the necessary thermal coal from a number of third party suppliers. HZL has outsourced the day-to-day operation and maintenance of its captive power plants at Chanderiya, Dariba, Debari and Zawar. HZL has also been awarded 2.43 million tons of coal linkage, by the Ministry of Coal, which will enable us to source coal from mines of SECL.

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

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 23.6%, 32.3% and 36.2% of its revenue in fiscal 2009, 2010 and 2011, respectively. No customer accounted for greater than 10.0% of HZL’s revenue in fiscal 2009, 2010 and 2011.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal 2011, HZL sold approximately 61.0% of the zinc and lead metal it produces in the Indian market and exports approximately 39.0%.

Approximately 98.5% of the zinc metal that HZL produced in fiscal 2011 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. In some of the contracts, a premium over the LME price is fixed while in other contracts sales take place at a price equal to HZL’s list price less an agreed discount. HZL’s list prices are based on the LME prices, the prevailing market premium, tariffs and logistics costs. HZL periodically revises its list prices based on LME price trends. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.

Projects and Developments

HZL has expansion projects in the amount of approximately Rs. 6,090 million ($136.7 million) to increase its total integrated lead-zinc capacity to 1,064,000 tpa with fully integrated mining and captive power generation capacities and Rs.8,650 million ($194.2 million) to increase its total wind power generation capacity from 123.2 MW to 273.2 MW. These projects include:

•

establishing one brownfield lead smelter which is expected to increase the production capacity of lead by approximately 100,000 tons at HZL’s Rajpura Dariba complex in the State of Rajasthan, which is being commissioned;

•	HZL is expected to start mining activity at the Kayar mine progressively from mid-2013, with the mine expected to have a production capacity of 350,000 tpa; and

•

expanding its existing wind power generation capacity from the existing 123.2 MW to 273.2 MW. The first phase of 48 MW has been completed and the second phase of 102 MW is scheduled to be completed by the second quarter of fiscal 2012.

•	increasing silver production from the current levels of approximately 180 tpa to approximately 500 tpa, primarily from the Sindesar Khurd mine.

These projects are being financed from internal sources.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 82.0% in fiscal 2011, according to ILZDA. The only other zinc producer in India, but not integrated and depends on imports of zinc concentrate, is Binani Zinc Limited, which had a market share of 6.0% of the Indian market in terms of sales volume in fiscal 2011, according to ILZDA. Imports and secondary sources accounted for the remaining 12.0% market share, according to ILZDA.

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

Our Zinc International Business

Overview

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,965 million ($260.2 million). On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition. The zinc business of Anglo American Plc acquired by us has been categorised as a separate reportable segment “Zinc- International”.

Skorpion

Overview

THL Zinc Namibia Holdings Proprietary Limited was incorporated on June 16, 1998 and its headquarters is at the Skorpion Zinc mine site, which is situated 25 kilometers north of Rosh Pinah Namibia. Skorpion’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. Skorpion’s wholly owned subsidiaries are: Skorpion Zinc (Proprietary) Limited, Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, owning the entire share capital in Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Namzinc (Proprietary) Limited operates a zinc refinery, who procures oxide zinc ore from Skorpion Mining Company (Proprietary) Limited, who in turn extracts the ore from an open pit zinc deposit. Skorpion Mining Company (Proprietary) Limited is a member of the Chamber of Mines in Namibia.

The Skorpion mine is located in the Karas region of southern Namibia, comprising an open pit mine with a mine life up to 2015 and an attached electrolytic refinery producing approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated.

The processing at the Skorpion mine is unique, using solvent-extraction and electrowinning from zinc oxide ore. In this process, mined ore is crushed, homogenised and milled before acid leaching in agitated tanks at the refinery. Clarified liquor is purified by solvent extraction and zinc is electrolytically plated on to aluminum cathodes. Zinc is periodically stripped from these cathodes before being melted and cast as ingots for export.

During the year ended December 31, 2010, 1.55 million tons of ore at 11.1% zinc were mined from the Skorpion mine, which produced approximately 152,000 tons of zinc metal. Approximately 9.21 million tons of waste were removed giving a strip ratio of 6 tons of waste per ton of ore mined. Prior to its acquisition by us, Skorpion had a financial year end of December 31.

Principal Products

Skorpion produces SHG zinc ingots and there is a committed off-take agreement for three years commencing January 1, 2010, covering the sale of all zinc ingots produced at the integrated mine and refinery of Skorpion. Skorpion does not produce any material by-products.

Our Production Process

Our Skorpion zinc business has a number of elements which are summarized in the following diagram and explained in greater detail below:

Process overview

In contrast to the majority of zinc deposits worldwide, which contain zinc primarily as the sulphide mineral sphalerite, Skorpion is a primary oxide/silicate/carbonate zinc deposit. The zinc minerals can therefore not be concentrated by flotation. However, the absence of sulphur offers an advantage as no sulphur or sulphuric acid disposal is required. The ore is leached directly in dilute sulphuric acid to produce zinc sulphate. It is not possible to directly electrowin zinc from the sulphate solution due to the high chlorine and fluorine levels and other impurities contained in Skorpion ore, which cause anode and cathode corrosion and cathode stripping problems. Solvent extraction provides a buffer against chlorine and fluorine and effectively prevents any carry-over into the purified electrolyte solution. The use of solvent extraction for zinc simplifies the overall treatment route by comparison with conventional roast-leach-electrowinning (RLE) circuits.

The process is conducted in three loops, schematically as shown in the figure below. The first loop is an aqueous loop, where ore is leached with aqueous raffinate to produce zinc sulphate. The second loop is organic and consists of a 40% mixture of the extractant Di-2-Elhyl-Phosphoric Acid (D2EHPA) in diluent (kerosene). The organic is contacted with the zinc sulphate solution from the primary aqueous loop to extract zinc as an organic complex. The loaded organic is then contacted with spent electrolyte, which strips zinc, to produce a zinc rich electrolyte (loaded electrolyte). The loaded electrolyte is fed to the electrowinning cellhouse to produce SHG zinc cathode sheets, and spent electrolyte through. Recirculating the spent electrolyte to the stripping stage of solvent extraction completes the third loop. The electrowinning product, SHG zinc cathode at 99.9% zinc, does not require further refining and the final step consists of melting and casting, to produce zinc ingots or jumbos.

Melting and Casting

The melting and casting section of the plant is designed to produce 25kg Special High Grade ingots and 1 or 2 ton jumbo ingots.

The zinc cathodes from electrowinning are fed into two induction furnaces, producing molten zinc metal. The molten zinc metal can be pumped to three alternate destinations:

•	To an ingot casting machine where 25kg ingots are produced; or
•	To two jumbo casting launders where 1 to 2 ton jumbo ingots are produced; or
•	To two tilting alloying furnaces which feed the jumbo casting launders.

Due to surface oxidation during the melting and casting process, some zinc-containing dross and skimmings are produced. The metallic portion of the dross and skimmings is returned to the furnace, while the oxide portion is returned to the leach process for zinc recovery.

Main consumables in melting and casting are ammonium chloride flux and liquid petroleum gas (LPG) for pre-heating of casting moulds.

Principal Facilities

Overview

The following map pointing shows the location of Skoprion mine and production facilities and the reserves or production capacities, as applicable as of March 31, 2011:

The following map shows the location of Skorpion mines in Namibia:

Mines

Skorpion Mines

The Skorpion Zinc Deposit is located in the southern Namib desert of Namibia, approximately 20 kilometers north-west of the small mining town of Rosh Pinah, 75 kilometers from the Atlantic coastline, and about 40 kilometers from the perennial Orange river, which forms the border with South Africa. The deposit lies just inside the “Sperrgebiet” or forbidden area, now known as Diamond Area 1. The extracted ore is sent to the refinery for further processing.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2011:

	Proved Reserve			Probable Reserve			Total Proved and Probable Reserves
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade
	(million tons)	(%)	(%)	(million tons)	(%)	(%)	(million tons)	(%)	(%)
Skorpion	1.5	9.4	—	4.9	10.4	—	6.4	10.2	—
Total	1.5	9.4	—	4.9	10.4	—	6.4	10.2	—

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2011:

Capacity
Facility	Zinc (tpa)
Skorpion	153,000

Total	153,000

Production Volumes

The following table sets out the total production from the Skorpion zinc refinery for each of the three years ended December 31, 2008, 2009 and 2010:

		Year ended 31 December
Facility	Product	2008	2009	2010
			(tons)
Zinc refinery	Zinc	145,000	150,000	152,000

The following table sets out the total ore, zinc and lead concentrate production at the Skorpion mine, for each of the three years ended December 31, 2008, 2009 and 2010:

		Year ended 31 December
Mine (Type of Mine)	Product	2008	2009	2010
		(tons, except percentages)
Skorpion (Open-pit)	Ore mined	1,390,000	1,496,000	1,553,000
	Ore grade -Zinc	12.2%	11.8%	11.1%
	Recovery - Zinc	89.1%	90.3%	90.3%

Prinicipal Raw Materials

The Skorpion mine uses 70,000 tons of sulphur per year, of which 80.0% is imported in bulk from Germany and shipped to Namibia through the port of Luderitz while the remaining sulphur is brought from South Africa in molten form via road.

Power

The maximum power demand of the Skorpion mine is 85 MW and power is supplied from South Africa and is govered by a tri-partite U.S. Dollar denominated contract between Namibia Power Corporation (Proprietary) Limited, Eskom Holdings Limited and Skorpion, that currently links the annual increases in power costs to a U.S. inflationary index.

Distribution, Transport & Logistics

Zinc at the Skorpion mine is cast into ingots for export and transported from the refinery to the port of Luderitz, approximately 300 kilometers away by trucks each having a maximum capacity of 35 tons. On the return trip from luderitz, sulphur transported to site which is imported by ship. All other re-agents and cosumables are trucked in by one trasnport contractor.

Sales and Marketing

Skorpion has a single customer that buys all the products.

Market Share and Competition

According to Brook Hunt, the Skorpion mine has consistently been one of the largest zinc producing mines in the world and in 2010, it was ranked fifteenth in the world in terms of production volume with a cost base in the bottom half of the zinc industry cost curve. The Skorpion mine produces only high-grade, high purity SHG zinc ingots that are registered on the LME.

BMM

Overview

BMM consists of the Black Mountain mine and the Gamsberg project. The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 28,000 tons of zinc, 50,000 tons of lead, 2,000 tons of copper and 55 tons of silver in concentrate, annually. Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals) holds the remaining 26.0% interest in BMM.

The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.56 mtpa plant feed and the share hoisting capacity is approximately 150,000 tpa. All production stopes are backfilled and waste filled, integrated into the mining sequence.

The mining process includes primary crushing underground before being hoisted to surface coarse ore silos for stockpile. Coarse ore is screened before secondary and tertiary crushing, from where it is fed into a milling plant. The slurry product from the grinding mills passes directly to the flotation circuits from which copper concentrates, lead concentrates and, finally zinc concentrates are floated off. The concentrates are dewatered by thickening and subsequent pressure filtration to reduce moisture content to shipment requirements. The dewatered concentrates are discharged onto conveyors, before being transferred to separate copper, lead and zinc concentrate stockpiles. From the stockpiles, the concentrates are hauled by truck to a dedicated railway siding, where they are loaded onto rail cars for outbound shipping.

Power at the zinc mine at Black Mountain is supplied from two 40 million volt ampere transformers at the Eskom Aggeneys substation. Water is supplied by the Pelladrift Water Board, which supplies potable water to the mine from the Orange river for both human consumption and industrial water requirements.

During the year ended December 31, 2010, 1,379,000 tons of ore at 3.3% zinc and 4.2% lead were mined from the Black Mountain mine, which produced approximately 72,000 tons of zinc concentrate and 71,000 tons of lead concentrate, containing 36,000 tons of zinc and 51,000 tons of lead, respectively. In addition the Black Mountain mine also produced 2,500 tons of copper in concentrate and 57 tons of silver in concentrate. Prior to its acquisition by us, BMM had a financial year end of December 31.

Principal Products

BMM produces zinc, copper and lead in concentrate and all the zinc concentrate is shipped to a refinery owned by Exxaro Base Metals.

By-products

Silver is a by-product of our copper and lead concentrate.

Production Process

BMM zinc business has a number of elements which are summarized in the following diagram and explained in greater detail below:

The run-of-mine (ROM) ore undergoes a primary crushing stage underground. From there, it is conveyed to a series of course ore silo’s before being fed into an open circuit secondary crushing stage and a closed circuit tertiary crushing stage. The plant treats about 1.5mtpa or ore. Crushing reduces the ore size from about 200mm topsize to about 12mm topsize. Crushed ore is stored in the fine ore silo’s ahead of the milling circuit.

The first stage of milling is an open circuit rod mill. 80mm rods are used to mill down crushed material. Mill discharge is fed to the hydrocyclones which removes the fines (60% passing 75microns). Cyclone underflow is fed to a ball mill filled with 50mm balls. Ball mill discharge is fed back to the hydrocyclones for fines removal. Hydrocyclone overflow is sent to the aeration banks ahead of the float circuit.

The slurry is then subjected to sequential floatation (for copper, lead and zinc concentrates). All three circuits have the same basic design, that is conditioning upfront, followed by roughing to recover metal. Rougher concentrate is fed to a cleaner bank for upgrading to product specification, where-as rougher tails are sent to a scavenger bank to strip out metals nor recovered in rougher stage. Scavenger concentrate and cleaner tails are reciculated back into the conditioners/roughers. Cleaner concentrate is sent to a thickener/filtration section for dewatering, whereas scavenger tails are routed to the next circuit.

Copper is removed first and upgraded to about 26% copper in concentrate. Recoveries of 68.0%-63.0% is achieved. Lead removal follows with lead concentrate being upgraded to about 70% lead (at a recovery of about 90%). Zinc is removed last, with final product being about 50% zinc (recovery about 78%). The final products (copper, lead and zinc) are then stockpiled for transportation by truck to the loop 10 railway siding.

Prinicipal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

Black Mountain mine is a polymetallic underground operation producing base metals. The two orebodies currently being mined are the Deeps and Gamsberg orebodies. The Swartberg and Broken Hill orebodies have not been exploited since 2006. The Black Mountain mine is situated 113km east of the town Springbok in the Northern Cape Province, South Africa (Latitude 29° 14’ South and Longitude 18° 50’ East). The Deeps orebody is the down plunge continuation of the Broken Hill Lower orebody and the Gamsberg orebody is situated 25km east of Black Mountain.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2011:

	Proved Reserve			Probable Reserve			Total Proved and Probable Reserves
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade
	(million tons)		(%)	(million tons)		(%)	(million tons)		(%)
Black Mountain	3.3	2.7	3.7	3.5	3.3	2.8	6.8	3.0	3.2

Total	3.3	2.7	3.7	3.5	3.3	2.8	6.8	3.0	3.2

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of the three years ended December 31, 2008, 2009 and 2010:

		Year ended 31 December
Mine (Type of Mine)	Product	2008	2009	2010
		(tons, except percentages)
Black Mountain (Underground)	Ore mined	1,205,000	1,293,000	1,379,000
	Ore grade -Zinc	3.0%	2.8%	3.3%
	-Lead	4.3%	4.0%	4.2%
	Recovery - Zinc	77.2%	78.6%	79.9%
	-Lead	91.8%	94.6%	88.2%
	Zinc concentrate	56,000	56,000	72,000
	Lead concentrate	65,000	69,000	71,000

Principal Raw Materials

The Black Mountain mine uses chemical reagents in the floation process to produce zinc and lead concentrates.

Distirbution, Logistics and Transport

Zinc concentrate is transported via road and rail to Exxaro Base Metals’ Zincor refinery in Springs. Gauteng, which is approximately 1,200 kilometers away from the mine. Lead and copper concentrate from the mine is hauled by road to a dedicated railway siding along a 150 kilometers gravel road, which is owned by the provincial authorities but maintained by BMM. The concentrate is then transported by train to Saldanha on the Sishen – Saldanha railway with delivery terms to export customers on a cost, insurance and freight basis.

Sales and Marketing

BMM produces zinc, lead and copper concentrates that are sold in local and international markets on spot basis and through long term contracts. The commercial terms negotiated on an annual basis include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Delivery terms to export customers are generally CIF, to customers in South Africa are FCA (Free Carrier) Black Mountain or CIP (Carriage Insurance Paid) customers works. Some of the customers of Black Mountain mine are Exxaro Base Metals Proprietary Limited, Trafigura Beheer B.V., Glencore International AG and Ocean Partners UK Limited.

Projects & Developments

Gamsberg Project

The major project undertaken by BMM is the Gamsberg project. This project comprises of two main areas of mineralization, Gamsberg North, a near surface mineral resource of approximately 154 mt at 6.3% zinc and Gamsberg East, with a mineral resource of approximately 32 mt at 9.8% zinc, which requires underground mining.

According to Brook Hunt, the Gamsberg project is expected to be one of the world’s largest zinc producers with operating costs in the bottom third of the cost curve.

The Gamsberg deposits are favorably distinguished from other large undeveloped zinc deposits for reasons including:

•	the deposits have large open-pittable resource, supported by higher grade underground resource;

•	the deposits belong to the class of mineralization characterised by metamorphosed, re-crystalised sulphide mineralization which can have important by-products such as lead and silver;

•	there is potential to upgrade the mineralization using ore-sorting technology due to the magnetic nature of the non-ore mineral such as magnetite and pyrrhotite; and

•	the deposits are located adjacent to a well established mining district with modern infrastructure and is locally in a politically stable country with a mild climate.

We believe that the Gamsberg project will be capable of producing in excess of 400,000 tpa of SHG zinc metal and is expected to comprise an open pit, an underground mine, a concentrator and a refinery.

The estimated power requirement for the Gamsberg project is 350 MVA for the production of 400,000 tpa of SHG zinc metal.

Lisheen

Overview

The Lisheen mine is located in County Tipperary, approximately 160 kilometers southwest of Dublin, Republic of Ireland and consists of an underground mine, concentrator and backfill plant, producing approximately 170,000 tons of zinc in concentrate annually with an expected mine life until 2014. The Lisheen mine also produces approximately 25,000 tons of lead concentrate annually.

The power requirements at the Lisheen mine are provided by a 22-KV power substation on site.

During the year ended December 31, 2010, 1,588,000 tons of ore at 12.2% zinc and 1.9% lead were mined from the Lisheen mine, which produced approximately 326,000 tons of zinc concentrate and 34,000 tons of lead concentrate, containing 175,000 tons and 21,000 tons of zinc and lead, respectively. Prior to its acquisition by us, Lisheen had a financial year end of December 31.

The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks, mainly limestone, which were formed approximately 320 million years ago. The Lisheen deposit owes its existence to the presence of several faults in the district, which played a major role in the formation, morphology and location of the ore bodies. It is believed that these fractures in the strata acted as conduits for the hydrothermal mineralising fluids which carried metals upwards from extreme depths.

The mine commenced production in 1999, following a successful development partnership between

Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine was subsequently acquired by SIIL (through its subsidiary THLZBV) on February 15, 2011.

The deposit was discovered in 1990 and construction commenced in 1997 and in late 1999 production commenced from the two main orebodies. The production from third orebody commenced in 2006. The average depth is approximately 190 meters below surface and as pre-current planning and financial forecasts, the end of production is scheduled to 2014.

Principal Products

Zinc concentrates (approximate grade 53.5%) and lead concentrates (approximate grade 62.0%) are dewatered to shipment requirements by thickening and subsequent pressure filtration. The dewatered concentrates are then trucked to the port of Cork and are then shipped to international smelters.

Our Production Process

The crushed ore from the mine is stored in a surface stockpile from which it is conveyed to a two-stage wet grinding circuit as the first processing set in the concentrator. The slurried product from the grinding mills then passes directly to the two flotation circuits, where the lead concentrate and zinc concentrates are floated off sequentially. The zinc concentrates are leached with sulphuric acid to remove dolomite to bring the product to smelter requirements. The concentrates are dewatered to shipment requirements by thickening and subsequent pressure filtration. Lisheen zinc concentrates yield assays of 53.3% to 53.5% zinc. Lead concentrates typically assay 62% lead. The dewatered concentrates are trucked to the port of Cork, from where they are shipped to international smelters.

Our Lisheen business has a number of elements which are summarized in the following process flow and explained in greater detail below:

Mineral Processing

The mineral processing facility at Lisheen operates 24 hours a day, seven days a week, 365 days a year, at a feed rate of 4,500 to 5,000 tons of ore per working day.

Run of mine ore undergoes primary crushing underground and is conveyed to a coarse ore stockpile on surface. From the covered surface stockpile, the ore is conveyed via vibrating feeders onto a conveyor, which delivers it into a SAG mill, where process water is added. The SAG mill is a rotating cylindrical vessel containing 8 to 12% 125mm diameter steel balls, in which the particle size of the ore is reduced. Substantially oversized discharge is passed through the trommel screen mechanism and conveyed back into the SAG mill for further grinding. Intermediate sized pebbles are sent via a conveyor to a rotary pebble crusher and recycled back to the SAG mill. Ground material and water (slurry) is directed out of the mill into the mill discharge sump below, which also accepts material from the ball mill. This ball mill contains approximately 40% steel balls of approximately 60 millimeter in diameter, and is slightly longer and thinner than the SAG mill. The ball mill operates in closed-circuit with a cluster of cyclones above it. The cyclones are fed from the mill discharge sump. The coarse overflow materials from the cyclones are directed back to the ball mill for further grinding, while the finer overflow is sent to the flotation section. A lead concentrate is extracted first, followed by a zinc concentrate. Zinc concentrates are leached with sulphuric acid to remove dolomite in order to bring the product within smelter specifications.

The second stage of processing is flotation to separate the zinc and lead minerals from the host rock. The slurry is agitated, reagents are added and air is pumped into it, forming bubbles to which the minerals attach themselves. The mineralised bubbles rise to the surface and form afroth which overflows into launders. Lisheen uses sequential flotation. Both lead and zinc circuits have roughers, column cleaners and cleaner scavengers, and the zinc has an additional cleaning stage. Slurry first passes through the lead rougher where, aided by the addition of specific reagents, the lead content is separated from the rest of the slurry or lead tailings. The lead tailings then pass into the zinc flotation circuit where different reagents are added. After roughing, the zinc concentrates undergo a further comminution process known as regrinding, during which very fine locked particles of sphalerite are released before production of the final concentrate in the columns. After flotation, the zinc concentrate undergoes an acid leach quality control process, which helps to reduce magnesium levels in the concentrate (if needed) to the levels required under the concentrate sales agreements (0.4% magnesium oxide).

At this point the concentrates contain too much water for storage and shipping and must therefore be dewatered. The first stage of de-watering is thickening. The slurry is fed into an un-agitated tank, where chemicals are added to assist the settling process by amassing individual particles into larger clumps. These solid particles of the slurry are then allowed to settle to the bottom before being raked gently to a central underflow pumping point. The underflow of thickened concentrates is directed to the respective filtration stage for final de-watering. Using horizontal pressure filters (one for lead, two for zinc) the moisture content of the thickened concentrates is reduced to acceptable levels for transport. The facility has the proven capability to dewater the concentrates to moisture levels of 8 to 10% for zinc and 6 to 8% for lead. The installed thickener and filter units are capable of filtering at rates of 380 kt (dry basis) of zinc concentrate and 360 kt of lead concentrate (dry basis) per annum. Dewatered concentrates are stored in a section of the concentrator building before being trucked to the port of Cork, where they are stored in a dedicated facility before onward shipping to international smelters.

The lead concentrate produced has steadily maintained a grade of 62% lead with a lead recovery of 70% at lead head grades of 1.5 to 2.0% Pb. The zinc concentrate produced has steadily maintained a grade of 53.5% zinc, with a recovery of 90.5% at zinc head grades of 12.0 to 12.3% zinc. Zinc concentrate production is limited by constraints relating to the froth loading from the flotation columns and the size of the circulating load around the cleaner circuit. This currently limits the metal treatment rate to an annual average limit of 25.5 ton per hour of zinc metal.

Each of the concentrates is dewatered by thickening and subsequent pressure filtration to reduce moisture contents to levels suitable for shipment.

Principal Facilities

The following map shows the locations of Lisheen within Europe and within the island of Ireland

Mines

The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks (mainly limestone), which were formed approximately 320 million years ago. It owes its existence to the presence of several faults in the district, which played a major role in the formation, morphology and location of the ore bodies. It is believed that these fractures in the strata acted as conduits for the hydrothermal mineralising fluids which carried metals upwards from extreme depths.

The Lisheen orebodies occur as three principal zones, Main Zone, Derryville Zone and Bog Zone (see Figure 1) and a series of small satellite bodies surrounding these. The ore is largely hosted within fault-associated hydrothermal breccias, known as the Black Matrix Breccia, or BMB, which is developed at or proximal to the base of a massive, fine grained dolomitised limestone unit, termed the Waulsortian Formation. This unit is underlain by the Argillaceous Bioclastic Limestone, or ABL, a dark shaly limestone which forms the lithological footwall to the mineralization.

The ore bodies are at an average depth of 170 meters and are predominantly stratiform or flat lying, ranging in thickness from 1 to 14 meters. Close to faults, mineralization may be substantially thicker. The stratiform nature of the ore bodies is typical of zinc deposits in Ireland and also occurs elsewhere in the world.

Mineralogically, the orebodies comprise massive sulphide lodes typically composed of dominant pyrite, marcasite and sphalerite with minor amounts of galena. The deposit is high grade, with a zinc to lead ratio of

6:1. Minor silver grades are encountered locally. Several deleterious elements occur, the principal ones being nickel, cobalt, copper, magnesium and arsenic. The aquifer is fracture-controlled and connected directly to the surface drainage system via a conjugate set of steeply dipping North-East and North-North-West trending joints and fissures, which have been extensively karst weathered. Water ingress to the workings occurs principally when one of these structures is intersected and significant flow rates can occur over short time spans. The peak daily water flow rate can reach up to 90 million litres per day and 75 million litres per day on an annual basis. Dedicated pumping and water treatment facilities are in place to ensure full compliance with the Integrated Pollution Control Licence.

The Lisheen zinc and lead deposit is located in the Rathdowney Trend, which stretches 40 kilometers, between the Towns of Abbeyleix to the North East and Thurles to the South West. The region is a broad plain drained by the Rossetown and Drish Rivers, tributaries of the Suir River, which flows into the Irish Sea at Waterford.

In common with much of Ireland, the area is characterised by cool, wet climatic conditions. Mean temperatures vary from 4.4 degree Celcius in January to around 15 degree celcius in July, with an average humidity of 83.0%. Annual rainfall ranges between 700 and 1000 millimeters.

Land in the vicinity of the Lisheen mine has traditionally been used for dairy farming, cattle and sheep rearing, forestry and peat farming.

Exploration of the Rathdowney Trend during the late 1960’s and early 1970’s identified sporadic occurrences of lead and zinc, although the first significant mineralization was not discovered until 1984 at Derrykearn.

Following the discovery of the Galmoy deposit in early 1986, Ivernia and its former venture partner, Chevron, were granted prospecting licences covering Lisheen and other areas. Over the subsequent two years, geochemical, geological and geophysical surveys identified the target area for a drilling program and work commenced under Ivernia’s management in 1990. The seventh hole in the program, drilled in April 1990, intersected 6.4 meters of ore body grading 14.7% zinc and 2.7% lead.

By the end of 1996, 550 holes had been drilled, producing a total distance length of more than 100 kilometers of core. This defined a combined ore body outline of one square kilometer, containing 22.5 million tons of a geological resource grading 13.02% zinc and 2.19% lead.

The Lisheen mine was wholly owned by Anglo American Plc between 2003 and 2011 following a series of mergers and acquisitions of stake holdings. The mine is now owned by SIIL through our subsidiary THLZBV.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2011:

	Proved Reserve			Probable Reserve			Total Proved and Probable Reserves
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade
	(million tons)		(%)	(million tons)		(%)	(million tons)		(%)
Lisheen	5.0	11.0	1.9	0.7	9.0	1.5	5.7	10.9	1.8

Total	5.0	11.0	1.9	0.7	9.0	1.5	5.7	10.9	1.8

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Lisheen mine for each of the three years ended December 31, 2008, 2009 and 2010:

		Year ended 31 December
Mine (Type of Mine)	Product	2008	2009	2010
		(tons, except percentages)
Lisheen (Underground)	Ore processed (dry metric tons)	1,517,000	1,526,000	1,588,000
	Ore grade -Zinc	12.1%	12.4%	12.2%
	-Lead	1.6%	1.8%	1.9%
	Recovery -Zinc	91.1%	90.6%	90.5%
	- Lead	64.0%	68.4%	67.2%
	Zinc concentrate	313,000	322,000	326,000
	Lead concentrate	25,000	31,000	34,000

Principal Raw Materials

The Lisheen mine uses chemical reagents in the floatation process to produce zinc and lead concentrates.

Distribution, Logistics and Transport

With respect to outbound logistics, Lisheen transports the zinc concentrates to the port at Cork (135 kilometers from mine site) via on site haulage contracted with a single supplier. A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities. Haulage accounts for about 5.0% of total operating costs.

With respect to inbound logistics, contracts are in place with most of the high value suppliers, including drill consumables, pumps, shotcrete, binder for backfill, concrete and explosives.

Lisheen is within close proximity to international airports (Dublin 157 kilometers; Cork 135 kilometers), the national highway network and nearby towns. The nearest motorway is 10 kilometers from the mine site and provides direct motorway access to the port facility in Cork.

Sales and Marketing

The Lisheen mine extracts lead and zinc ore from underground and processes this into zinc and lead concentrates and sells these concentrates to smelters and customers in Europe, Asia, North Africa and the United States. Lisheen currently has a very small base of customers. Lisheen has a number of different concentrate sales contracts in place with international customers and also has an increasing number of spot sales. There is no forward selling arrangements in place.

A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities. Lisheen has a number of different concentrate sales contracts in place with international customers but also deals on the spot market.

Market Share and Competition

According to Brook Hunt, the Lisheen mine was one of the top fifteen zinc mines by production volume in the world in 2010.

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

We acquired our interest in BALCO in 2001 and have since worked to improve its operating performance through expansions and by improving operational efficiencies and reducing unit costs of production. BALCO currently sources all of the alumina required for its smelters from third party suppliers on both the Indian and international markets, including from Vedanta Aluminium. BALCO’s bauxite mines provide all of the bauxite required for BALCO’s alumina refinery. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the captive power plant. BALCO also intends to focus on the production of fabricated products with higher margins.

We own a 51.0% ownership interest in BALCO and have management control of the company. The remainder of BALCO is owned by the Government of India, which established BALCO in 1965. We acquired our interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we exercised an option to acquire the Government of India’s remaining ownership interest. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “- Options to Increase Interests in HZL and BALCO” for more information.

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

Production Process

BALCO’s business has a number of elements which are summarized in the following diagram and explained in greater detail below:

BAUXITE MINES
Bauxite ore is extracted from two captive open-pit mines (Mainpat and Bodai-Daldali) and transported to the alumina refinery at VAL for conversion of alumina
VAL ALUMINA REFINERY
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

Bauxite Mines

BALCO has two captive bauxite mines, Mainpat and Bodai-Daldali, that provide all of its bauxite requirements for its alumina refinery. See “—Additional Supply of Alumina.” As the bauxite deposits at these mines occur close to the surface, they are mined by open-pit methods. The mining operation employed is semi-mechanized, where bauxite sorting and sizing are carried out through manual labor. Overburden, which is in the form of soil and laterite, is first excavated by a combination of a shovel or excavator and a dumper in order to expose the bauxite ore. The bauxite ore is then drilled and blasted. The blasted ore is sorted according to grade at the mine-face, and the rejected ore is back-filled into the mine. The overburden is then returned and the area is leveled and reforested. The sorted ore is currently transported by road to Vedanta Aluminium, Langigarh for processing.

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

During fiscal 2009 and until June 5, 2009, BALCO also operated a 100,000 tpa aluminum smelter that uses Vertical Stud Soderberg, or VSS, technology to produce aluminum from alumina. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminum fluoride) in a large carbon or graphite lined steel container known as a “pot”. An electric current is passed through the electrolyte at low voltage but at a very high current. The electric current flows between a carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. Molten aluminum is deposited at the bottom of the pot and is siphoned off periodically. The molten aluminum is then taken to a holding furnace, cleaned and sent to the fabrication facility. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminum smelter at Korba. Operations at this aluminum smelter ceased on June 5, 2009. The surplus power generated by the captive power plants at the Korba facility is sold to the Chattisgarh State Electricity Board, or CSEB, and other third parties. BALCO is in the process of constructing a new 325,000 tpa aluminum smelter using pre-backed GAMI technology along with an associated 1,200 MW power plant at a cost of Rs. 84,500 million ($1,897.2 million) to increase production capacity and lower costs of production. The 325,000 tpa aluminum smelter at Korba is expected to be completed by the second quarter of fiscal 2013.

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

Principal Facilities

Overview

The following map shows the locations of BALCO’s mines and production facilities or production capacities, as applicable, as of March 31, 2011:

The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines

BALCO has two captive bauxite mines, namely, the Mainpat bauxite mines and the BodaiDaldali Bauxite mines, in the State of Chhattisgarh in Central India. Mainpat is an open-pit bauxite mine located approximately 170 kilometers from the Korba complex in the Surguja district of the State of Chhattisgarh. The Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers and is valid for 20 years with effect from July 9, 1992 and is renewable. The Mainpat mining lease is valid up to July 8, 2012. We have applied for renewal of mining lease for a further period of 10 years from July 2012. The bauxite extraction limit for the mine as granted by MoEF is 750,000 tpa. The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardha district of the State of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area is 6.3 square kilometers renewable mining lease that is valid until March 26, 2017. The bauxite extraction limit for Bodai-Daldali approved by IBM is 1,250,000 tpa.

The Chhattisgarh bauxite deposits are situated over a plateau with steep scarps on both side, at an elevation of approximately 1,000 meters above minimum sea level, for Mainpat, and approximately 940 meters, for Bodai-Daldali above the surrounding land. The bauxite generally is one meter to three meters thick and lies within a laterite sequence overlying thick Tertiary basalts of the Deccan Traps. The cover of laterite and thin top soil is up to five meters thick but is generally less than two meters. The bauxite outcrops around much of the plateau rims.

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

Since commencing operations, the Mainpat mine has produced approximately 6.6 million tons of bauxite, with production in fiscal 2011 totaling approximately 564,408 tons at 44.3% aluminum oxide. Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities for its operations.

Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

BALCO estimates the reserves at Mainpat as of March 31, 2011 to be 2.4 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately 3.3 years from March 31, 2011.

Total production at the Bodai-Daldali mine since the commencement of production has been 2.0 million tons of bauxite, with production in fiscal 2011 totaling approximately 506,168 tons at 49.9% aluminum oxide. As of the Mainpat mine, manual sorting and sizing of ore is carried out due to the bauxite occurring as boulders, though trials for mechanized crushing and screening on-site are planned. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

BALCO estimates the reserves at Bodai-Daldali as of March 31, 2011 to be 3.0 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately three years from April 01, 2011.

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

The reserves as of March 31, 2011 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminum price of $2,120 per ton, which is the average metal price for the three fiscal years ending March 31, 2011.

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

In fiscal 2011, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 1,935 ($43.4) per ton of bauxite.

For fiscal 2011, the stripping ratio at the Mainpat mine was 1.0:1.7 with 1.7 tons of waste overburden being removed to mine one ton of ore, while the stripping ratio at the Bodai-Daldali mine was 1.0:2.6 with 2.6 tons of waste overburden being removed to mine one ton of ore. The strip ratio for the remaining reserves at Mainpat is 5.02 tons of waste per ton of ore while at Bodai-Daldali, it is 3.61 tons of waste per ton of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2011:

	Proven Reserves		Probable Reserves		Total Proven and Probable Reserves
Mine	Quantity	Oxide	Quantity	Oxide	Quantity	Oxide
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mainpat	2.4	46.8	—	—	2.4	46.8
Bodai-Daldali	2.6	45.8	0.4	46.0	3.0	45.8

Total	5.0	46.2	0.4	46.0	5.4	46.2

Korba Facility

Overview

BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility. The following table sets forth the total capacities as of March 31, 2011 at BALCO’s Korba facility:

		Capacity
Facility	Alumina	Aluminum	Captive Power
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	810

Refinery

The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery has been temporarily stopped in September 2009.

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

Captive Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the coal-based 540 MW captive power plant commissioned in March 2006. Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. The older coal-based 270 MW plant is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminum smelter. In April 2008, BALCO entered into two five-year coal supply agreements with SECL for the supply of thermal coal by SECL to BALCO, which represents approximately 65.0% of its thermal coal requirements, with the remainder obtained through open market purchases and imports of coal.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for the three years ended March 31, 2011:

		Year Ended March 31,
Facility	Product	2009	2010	2011
		(tons)
Korba	Alumina(1)	197,947	42,893	—
	Ingots/Busbar	172,263	54,173	27,927
	Rods	127,120	148,279	160,665
	Rolled products	57,399	65,973	66,706

Total(2)		356,782	268,425	255,289

Notes:

(1)	Reflects alumina production. Alumina that is produced is used in production of aluminum and rolled products. Additional alumina needed for production of aluminum is purchased from third parties and not reflected in alumina production numbers. Approximately two tons of alumina is required for the production of one ton of aluminum.
(2)	Reflects total of ingots, rods and rolled products.

The following table sets out the total bauxite ore production for each of BALCO’s mines for the three years ended March 31, 2011:

		Year Ended March 31,
Mine (Type of Mine)	Product	2009	2010	2011
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	571,422	486,429	564,608
	Ore grade	44.7%	46.4%	45.8%
Bodai-Daldali (Open-pit)	Bauxite ore mined	300,250	300,000	506,108
	Ore grade	49.1%	46.1%	45.8%

Total		871,672	786,429	1,070,716

Principal Raw Materials

The principal inputs of BALCO’s operations are bauxite, alumina, power, carbon, caustic soda and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Bauxite

Bauxite is the primary raw material used in the production of alumina. BALCO sources the bauxite required for its alumina refinery from its own mines. BALCO supplies bauxite to Vedanta Aluminium, Lanjigarh on conversion basis and receives alumina production from supplied bauxite.

Alumina

Alumina is the primary raw material used in the production of aluminum. BALCO currently sources all of its alumina required for its smelters from third party suppliers on both the Indian and international markets, including from Vedanta Aluminium, with the remainder provided by its alumina refinery. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal 2009, 2010 and 2011, BALCO purchased 112,017 tons, 192,557 tons and 126,210 tons of alumina at an average price of $365, $305 and $360 per ton, respectively, on a cost, insurance and freight, or CIF, basis at the port of Vizag, India.

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

Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through NTPC premises. Arbitration proceedings commenced on May 18, 2009 and are ongoing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

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

Sales and Marketing

BALCO’s 10 largest customers accounted for approximately 44.6%, 28.9% and 41.1% of its revenue in fiscal 2009, 2010 and 2011, respectively. No customer accounted for greater than 10.0% of BALCO’s revenue in the last three fiscal years.

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

Projects and Developments

On October 7, 2006, BALCO entered into a MoU with the State Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh at an estimated cost of Rs. 46,500 million ($1,044 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our EPC contractor, and Gamon Dunkerley and Company Limited, the sub-contractor are the subject of an investigation by the Chhattisgarh government. We have instituted an enquiry being conducted by IIT Rourkee, an expert in the civil engineering field in India. Work had resumed in January 2010 and the synchronization of the first two units of 300 MW are expected in fiscal 2012, and the remaining two units progressively by the second quarter of fiscal 2013.

In addition, on August 8, 2007, BALCO entered into a MoU with the State Government of Chhattisgarh for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($1,818.6 million). The first of two phases of this project has been commenced by BALCO with the setting up of a 325,000 tpa aluminum smelter at an estimated cost of Rs. 38,000 million ($853.2 million), which uses pre-baked GAMI technology. BALCO has received environmental clearance for both phases of the project. Construction has commenced and the first production stream from the 325,000 tpa aluminum smelter is expected in second quarter of fiscal 2013.

The estimated cost of building the 325,000 tpa aluminum smelter and 1,200 MW captive power facility is Rs. 84,500 million ($1,897.2 million). As of March 31, 2011, Rs. 46,389 million ($1,041.5 million) has been spent.

Market Share and Competition

BALCO is one of the four primary producers of aluminum in India and had a primary market share of 18.0% in fiscal 2011, according to AAI. BALCO’s competitors (and their respective primary market shares by volume in India in fiscal 2010) are Hindalco (36.0%), NALCO, a Government of India enterprise (26.0%), and Vedanta Aluminium (20.0%) and subsidiaries of Vedanta.

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

On March 11, 2010, Vedanta Aluminium has acquired 100.0% ownership of Allied Port Services Private Limited, or APSPL. The directors of APSPL are Mr. V. Ramanathan, Mr. Pankaj Khanna and Dr. Mukesh Kumar. After the acquisition, the registered office of APSPL was shifted from Chennai to Tuticorin.

Projects and Developments

Lanjigarh Alumina Refinery

We signed an MoU with Government of Orissa for setting up an alumina refinery on June 7, 2003 and the same was assigned by us to Vedanta Aluminium. The MoU was further revised to include an aluminium smelter at Jharsuguda in the State of Orissa on April 4, 2007. On October 5, 2009 Vedanta Aluminium also entered into an agreement with OMC for the supply of 150 million tons of bauxite to the alumina refinery at Lanjigarh from the Lanjigarh bauxite mine and nearby mines. In November 2007, the Supreme Court of India directed SIIL to enter into an agreement with OMC to operate the bauxite mines in place of Vedanta Aluminium. Accordingly, OMC and SIIL have an agreement to form a joint venture company to bauxite from the mines in the name of South West Orissa Bauxite Mining Private. Limited with 74.0% and 26.0% shareholding rights of SIIL and OMC, respectively.

Apart from the formation of the joint venture company for mining for bauxite, OMC and SIIL jointly agreed to the rehabilitation package as suggested by the Supreme Court when it granted clearance to the mines project. Accordingly, SIIL has filed necessary affidavits accepting the rehabilitation package in compliance with the interim judgment dated November 23, 2007.

In addition, Vedanta Aluminium is investing an estimated Rs. 76,000 million ($1,706.3 million) to expand its alumina refining capacity at Lanjigarh to 5 mtpa, subject to government approvals by increasing the capacity of the current alumina refinery from 1 mtpa to 2 mtpa through debottlenecking and by constructing a 3 mtpa alumina refinery and an associated 210 MW captive power plant.

On August 8, 2008, the Supreme Court of India granted clearance to the forest diversion proposal for the conversion of 660.7 hectares of forest land from forestry use to mining use, allowing the sourcing of bauxite which has been mined on the Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, Sterlite was required to pay, from April 2007, the higher of 5% of annual profits before tax and interest from the Lanjigarh project and Rs. 100 million ($2.2 million) per annum, as a contribution for scheduled area development, as well as Rs. 122 million ($2.7 million) towards tribal development and Rs.1,055 million ($23.7 million) plus expenses towards a wildlife management plan for the conservation and management of wildlife around the Lanjigarh bauxite mine. As of March 31, 2011, an amount of Rs.1,212 million ($27.2 million) has been remitted to the Compensatory Afforestation Fund in compliance with the Supreme Court order. On December 11, 2008, the MoEF granted in-principle approval under the Forest (Conservation) Act, 1980, or the Forest Act. The stage one approval for the conveyor corridor was granted on March 15, 2009.

On April 28, 2009, the MoEF granted environmental clearance for the mining of bauxite. Thereafter, MoEF in a statement issued on August 24, 2010 refused the final approval to the OMC proposal for the bauxite mining at Niyamgiri hills, in the State of Orissa, following the report of Dr. N.C. Saxena committee and recommendation of the Forest Advisory Committee, MoEF. On March 8, 2011, OMC challenged the order of the MoEF by way of a special leave petition to the Supreme Court of India. On April 1, 2011, the Supreme Court of India admitted OMC’s plea against the MoEF. Upon direction of the Supreme Court, the application has been converted into a writ petition and on April 21, 2011, the Supreme Court directed the MoEF and other parties to file their replies within four weeks and list thereafter.

The MoEF on August 24, 2010 rejected the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation (“OMC”) , which is one of the sources of supply of Bauxite to Vedanta Aluminium.Against this order of the MoEF, OMC filed a writ petition in the Supreme Court on October 24, 2010. The Surpeme Court issued a notice on the writ by its order dated April 21, 2011 and directed the MoEF to file its reply within four weeks. In the meantime, the MoEF by its order dated July 11, 2011, cancelled the environmental clearance granted to OMC for its Niyamgiri mines. OMC has filed an application in the Supreme Court against this order of the MoEF on August 1, 2011. The MoEF directed Vedanta Aluminium to maintain status quo on the expansion of its refinery on October 20, 2010. Against this order, Vedanta Aluminium filed a writ petition in the High Court of Orissa and the court by its order dated July 19, 2011 dismissed the writ. Vedanta Aluminium made an application to the MoEF to reconsider the grant of the environmental clearance for its Niyamgiri mines. The Supreme Court has issued a notice to the MoEF and directed the listing of both matters for final disposal in January 2012.

Certain groups of persons and individuals have filed an appeal challenging the grant of environment clearance by the MoEF before The National Environment Appellate Authority, or NEAA, and the same issues which were raised during hearing at the Supreme Court were raised at the NEAA. The NEAA dismissed the appeals by its order dated September 15, 2010, and has refused to consider the issues already discussed in the Supreme Court under the principle of res judicata, but has advised MoEF to consider the two Environment Impact Assessments, or EIAs, prepared for the mining project. Pursuant to the NEAA order, additional conditions, if any are required, can be imposed by MoEF in the environmental clearance, which remains inoperable, until MoEF reconsiders the matter.

In view of the ongoing delay in approval of the Niyamgiri mining, the Government of Orissa is actively considering allocation of alternative sources of bauxite to the Vedanta’s alumina refinery, from the State of Orissa.

Jharsuguda Aluminum Smelter

500,000 tpa Aluminum Smelter

Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009. In Phase 2, 228 pots (out of 304 pots) with the associated carbon and cast house facilities have been commissioned from March 1, 2010 in stages. The remaining 76 pots have been commissioned in June 2010. All nine units of 135 MW have been commissioned. The smelter production for fiscal 2011 was 385,363 tons including trial run production whereas net generation of captive power plant was 7147 MU.

1,250,000 tpa Aluminum Smelter

Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda at an estimated cost of Rs. 145,000 million ($3,255.5 million) which is scheduled for progressive final completion by the third quarter of fiscal 2013.

As of March 31, 2011, Vedanta Aluminium had spent an amount of Rs. 264,460 million ($5,937.6 million) on all the projects at Lanjigarh and Jharsuguda.

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

Our Commercial Power Generation Business

Overview

Although electricity generation capacity has increased substantially in recent years, the demand for power in India to support its growing economy has in recent years exceeded, and continues to substantially exceed, the available generation supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “—Our Industry—Commercial Power Generation Business—Consumption.” India has large coal resources of 264.5 billion tons as of April 1, 2008, according to Geological Survey of India, and the coal industry is in a process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. To sustain the recent economic growth in India, the Ministry of Power in India has set a target to provide an installed capacity of 212,000 MW by 2012 by adding approximately 100,000 MW of generation capacity from the 2007 installed capacity. As part of the planned target of approximately 100,000 MW of additional capacity by 2012, the Government of India has proposed setting up nine UMPPs. Each of these projects is expected to be commissioned during the period from 2008 to 2012 and nine have already been awarded as of March 31, 2011. The Ministry of Power has initiated the process for two more such UMPPs.

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

Our Experience with Captive Power Plants

We have been building and managing captive power plants since 1997. As of March 31, 2011, the total power generating capacity of our captive power plants and wind power plants, including the captive power plants of our 29.5%-owned subsidiary Vedanta Aluminium, was 4,027.3 MW, including ten thermal coal-based captive power plants with a total power generation capacity of 3,774 MW.

The following table sets forth information relating to our and Vedanta Aluminium’s existing power plants as of March 31, 2011:

Fiscal Year Commissioned	Capacity		Location	Fuel Used
	(MW)
1988(1)	270		Korba	Thermal Coal
1997	24		Tuticorin	Liquid fuel
2003	14.8		Debari	Liquid fuel
2003	6		Zawar	Liquid fuel
2003	14.8		Chanderiya (2)	Liquid fuel
2005	22.5		Tuticorin	Liquid fuel
2005	154		Chanderiya	Thermal coal
2006	540		Korba	Thermal coal
2007	75	(3)	Lanjigarh	Thermal coal
2007	107.2		Gujarat and Karnataka	Wind (4)
2008	80		Chanderiya	Thermal coal
2009	80		Zawar	Thermal coal
2009	16		Gujarat and Karnataka	Wind (4)
2009	675	(3)	Jharsuguda	Thermal coal
2010	540	(3)	Jharsuguda	Thermal coal
2011	1200	(5)	Jharsuguda	Thermal coal
2011	48		Rajasthan and Karnataka	Wind
2011	160		Dariba	Thermal coal

	4,027.3

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001 which is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminum smelter.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Captive power plant of Vedanta Aluminium, our 29.5%-owned subsidiary that is 70.5%-owned and controlled by Vedanta. The Lanjigarh captive power plant is expandable to 90 MW, subject to government approvals.
(4)	Our wind power plants are not for captive use.
(5)	One of the 600 MW unit included was operational as of March 31, 2011.

We have the following power plants under construction:

•	SIIL’s 160 MW coal-based thermal captive power plant at Tuticorin which is currently under construction is scheduled for commissioning in the fourth quarter of fiscal 2012; and

•

BALCO’s 1,200 MW thermal coal-based captive power plant in the State of Chhattisgarh where the first two units of 300 MW are expected to be synchronised in fiscal 2012, respectively, and the remaining units progressively by the second quarter of fiscal 2013

In addition, Vedanta Aluminium is setting up a 210 MW coal-based captive power plant at its second 3.0 million alumina refinery which is expected to be commissioned in fiscal 2012.

Our Plans for Commercial Power Generation

Sterlite Energy—Orissa

In August 2006, our shareholders approved a new strategy for us to enter into the power generation business in India. Sterlite Energy is investing approximately Rs. 82,000 million ($1,841.0 million) to build a 2,400 MW thermal coal-based sub-critical power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. As of March 31, 2011, Rs. 57,105 million ($1,282.1 million) has been spent on the project. The first two units have been commissioned and the remaining two units to be progressively commissioned by the fourth quarter of fiscal 2012. This project is expected to be financed by internal sources and/or debt financing.

Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 65.3 billion tons as of April 1, 2008, according to the Geological Survey of India 2008. According to the Energy Information Administration, a statistical agency of the United States Department of Energy, India has the fourth largest coal reserves in the world. According to the Ministry of Coal of the Government of India, the State of Orissa has approximately 24.7% of India’s coal resources of 264.5 billion tons as of April 1, 2008. The plant would require approximately 12.49 million tpa of coal. Sterlite Energy has applied to the Ministry of Coal for allotments of coal blocks and long-term coal linkages, which are long-term supply contracts for delivery of coal meeting specific contract specifications. In January 2008, the Ministry of Coal jointly allocated the coal blocks in the Rampia and Dip Side Rampia in the State of Orissa to six companies, including Sterlite Energy. Sterlite Energy’s proportionate share would be 112.2 million tons. The coal block is currently in the pre-exploration stage and are regarded as non-reserve coal deposits. The six companies have entered into an agreement regarding the joint allocation through a joint venture company, Rampia Coal Mine and Energy Private Limited, or RCMEPL, incorporated in February 2008. On April 16, 2008, RCMEPL submitted an application to the Government of Orissa for the grant of a prospecting licence, or a licence for exploration, which is currently pending approval from the regulatory authorities. Once the licence for exploration is issued, RCMEPL will commence exploration activities in the coal block. Upon completion of exploration activities, RCMEPL will apply for the grant of the mining lease and other regulatory approvals for the development and mining of the coal block. We expect the development of the mines to take between three and five years. At the time of the allocation, the Ministry of Coal estimated that the coal block contains non-reserves coal deposits of 645.26 million tons of coal. Additionally, Sterlite Energy has been allotted a coal linkage of 2.57 mtpa for the Jharsuguda project to meet the coal requirements of one of the units of 600 MW of the 2,400 MW power facility. Following our application to the Ministry of Coal for a coal linkage to meet the substantial portion of the remaining coal requirements for the remaining three units, on the recommendation of Standing Linkage Committee in its meeting on January 29, 2010, Mahanadi Coal fields Limited issued the letter of assurance on July 14, 2010 for another 6.94 million tons.

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

Power from the power plant to be purchased by GridCo will be evacuated by GridCo from the bus bar of the project. For the evacuation of the remaining power, Sterlite Energy has constructed a 400 KV transmission line to connect to the transmission line being developed by Power Grid Corporation India Limited, or PGCIL near Jharsuguda. Sterlite Energy entered into an agreement with PGCIL in July 2010 to build the dedicated transmission system required for evacuating power from the power plant to the pooling units of PGCIL and to dispatch power to beneficiaries.

Sterlite Energy—Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India. The State of Punjab has a power deficit of supply versus demand, according to the Northern Regional Power Committee of the Government of India. All necessary approvals for the project have been obtained and commissioning of this project will be carried out in stages and is expected to be completed by second quarter of fiscal 2014 at an estimated cost of Rs. 92,450 million ($2,075.7 million).

In October 2010, TSPL signed a MoU with Punjab State Power Corporation Limited to construct an additional unit of 660 MW in line with the State of Punjab’s 2010 power generation policy. The estimated cost for the additional unit is Rs. 25,000 million ($561.3 million) and is expected to be completed in the fourth quarter of fiscal 2014.

In November 2009, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with Shandong Electric Power Construction Corporation, or SEPCO, for Sterlite Energy’s Talwandi Sabo thermal power project for Rs. 66,560 million ($1,494.4 million). The contract was amended to include an additional unit of 660 MW. The revised cost of the contract was Rs. 87,000 million ($1,953.3 million).

SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment in accordance with technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple instalments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 614 MW. If there is a delay in completion or failure to meet performance guarantees, liquidated damages may be imposed on SEPCO in accordance with the terms of the contract.

As of March 31, 2011, we had spent Rs. 16,733 million ($375.7 million) on this project. In September 2008, TSPL entered into a long-term PPA with the Punjab State Electricity Board for the sale of power from the completed power plant. This project is expected to be financed by internal sources and/or debt financing.

HZL—Wind Power Plants

HZL’s board of directors has approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($359.2 million). As of March 31, 2011, wind power plants with a combined power generation capacity of 123.2 MW have been commissioned in the States of Gujarat and Karnataka in India at a total cost of Rs. 6,006 million ($134.8 million). The first phase of 48 MW has been completed and the second phase of 102 MW is scheduled to be completed by the second quarter of fiscal 2012 at a cost of Rs. 8,650 million ($194.2 million). The electricity from these wind power plants is sold to SEBs. This project is funded through internal accruals and will benefit from the various tax incentives available under the Income Tax Act.

Other Opportunities in Power

Vedanta Aluminium entered into an agreement on October 1, 2007 with GridCo for the sale of excess power from one unit of its 75 MW captive power plant at Lanjigarh with a capacity of 30 MW.

Sterlite Energy intends to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including UMPPs or other projects announced by the Government of India or any state government. A recent initiative of the Ministry of Power of the Government of India offers private developers an opportunity to establish a number of UMPPs. Private developers will be selected on the basis of competitive bidding and under the initiative, will have the benefit of the assured purchase of power generated and payment security mechanisms. Nine of such UMPPs have been awarded as of March 31, 2011.

On October 30, 2009, Sterlite Energy filed its draft red herring prospectus with SEBI for a proposed initial public offering of its equity shares for an issue size of Rs. 51,000 million ($1,145 million) while the permission from SEBI to proceed with the intial public offering lapsed in April, 1 2011, Sterlite continues to explore various financing options for Sterlite Energy including an intial public offering.

Risks in Commercial Power Business

There will be risks involved in entering into the commercial power generation business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We are developing our commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If any power facilities we build and operate as part of our commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenue may be adversely affected” for more details.

Exploration and Development Activities

We are engaged in ongoing exploration activities to locate additional ore bodies in India, Australia, South Africa and Namibia. We spent approximately Rs. 439 million ($9.9 million) in fiscal 2011 on exploration.

The focus of our exploration has been sediment hosted zinc deposits in India. Bauxite exploration concentrates on delineating and evaluating known deposits within economic transport distance of our alumina refinery at Korba.

Options to Increase Interests in HZL and BALCO

Call Options Over Shares in HZL

On April 11, 2002, we acquired a 26.0% interest in HZL from the Government of India through our subsidiary SOVL. At the time of the acquisition, we owned 80.0% of SOVL and STL owned the remaining 20.0%. In February 2003, STL transferred its 20.0% interest in SOVL to us and SOVL became our wholly-

owned subsidiary. SOVL subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by SOVL for the acquisition of the 46.0% interest in HZL was Rs. 7,776 million.

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

The second call option provides SOVL a right to acquire the Government of India’s remaining 29.5% shareholding in HZL, subject to the right of the Government of India to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that SOVL may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by SOVL to the Government of India, SOVL shall be under an obligation to complete the purchase of the shares, if any, then held by the Government of India, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on September 23, 2011 of Rs. 125.9 ($2.8) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 1,247,950,590 shares of HZL would be Rs. 157,117 million ($3,527.5 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, Sterlite may look into alternative means of increasing our ownership interest in HZL.

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

The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V N Khare as their arbitrator. By an order dated May 18, 2010, the court directed the parties to appoint mediators for mediation of the dispute and if the mediation is not successful, arbitration will commence. The mediation was unsuccessful and the arbitral tribunal is being constituted.

It has been reported in the media that the Government of India is considering asserting a breach of a covenant by our subsidiary SOVL and may seek to exercise a put or call right with respect to shares of HZL. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The Government of India may allege a breach of a covenant by our subsidiary SOVL and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.” If the Government of India makes such an assertion, we intend to contest it and believe we have meritorious defenses.

Call Option Over Shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the Government of India for a cash consideration of Rs. 5,532 million. On the same day, we entered into a shareholders’ agreement with the Government of India and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the Government of India and are entitled to appoint the managing director. There are various other matters reserved for approval by both the Government of India and Sterlite under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

Under the shareholders’ agreement, if either the Government of India or Sterlite wishes to sell its shares in BALCO to a third party, the selling party must first offer the shares to the other party at the same price at which it is proposing to sell the shares to the third party. The other party shall then have the right to purchase all, but not less than all, of the shares so offered. If a shareholder does not exercise its right of first refusal, it shall have a tag along right to participate in the sale pro rata and on the same terms as the selling party, except that if the sale is by the Government of India by way of a public offer, the tag along right will not apply. However, a transfer of shares representing not more than 5.0% of the equity share capital of BALCO by the Government of India to the employees of BALCO is not subject to such right of first refusal by Sterlite.

The Government of India also granted to Sterlite an option to acquire the remaining shares in BALCO held by the Government of India at the time of exercise. The exercise price is the higher of:

•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•

the original sale price Rs. 49.01 per share ($1.1 per share) together with interest at a rate of 14.0% per annum compounded half yearly from March 2, 2001 to the exercise date, less all dividends received by the Government of India since March 2, 2001 to the exercise date.

Based on a valuation report commissioned by the Government of India and us in December 2007, the fair value of the remaining shares in BALCO held by the Government of India was Rs. 12,438 million ($279.3 million).

Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this call option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option, contending that the restriction imposed by the shareholders’ agreement on the transfer of shares violates Section 111A of the Indian Companies Act. As negotiations for an amicable resolution were unsuccessful, on direction of the court, arbitrators were appointed by the parties, as provided for under the terms of the shareholders’ agreement. Arbritration proceedings commenced on February 16, 2009. The arbitration hearings commenced on December 23, 2009 and concluded on August 29, 2010.

By an award dated January 25, 2011 the arbitral tribunal dismissed the claims of Sterlite on the basis that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violated section 111 A(2) of the Indian Companies Act. The award also ruled that the first valuation report of SBI Capital Markets Limited, which valued the shares of the Government of India at Rs. 77.93 per share, was correct and that we had the right to purchase the Government of India’s shares at 75.0% of its valuation. The arbitral tribunal’s ruling in relation to the valuation and our right to purchase at 75.0% is inconsequential as the arbitral tribunal had already made a ruling that our call option was invalid. Following the issuance of the award, we filed an application in the High Court of Delhi to set aside the award ruling that our call option was invalid. The High Court of Delhi has fixed a hearing date for the application on November 9, 2011. The Government also filed an application in the High Court of Delhi to set aside the ruling made in the award relating to the valuation report and our right to purchase the Government of India’s shares at 75.0% of the valuation. The High Court of Delhi has kept the application in abeyance until our application has been determined. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.”

Employees

As of March 31, 2011, we had 14,478 employees as follows:

Company		Location	Primary Company Function	Total Employees
Copper
	— Sterlite Industries (India) Limited	India	Copper smelting and refining	1,172
	— Copper Mines of Tasmania Proprietary Limited.	Australia	Copper mining	102
	— Fujairah Gold FZE	UAE	Precious metal refinery	57

Zinc India — Hindustan Zinc Limited	India	Zinc and lead production	6,742
Zinc International —
BMM	South Africa	Zinc and lead Mining	795
THL Zinc Namibia Holdings (Proprietary) Limted	Namibia	Zinc and lead Mining & refining	684
Vedanta Lisheen Finance Limited	Ireland	Zinc and lead Mining	377
Aluminum — Bharat Aluminium Company Limited	India	Aluminum production	4,292
Power — Sterlite Energy Limited	India	Commercial power generation	196
— Talwandi Sabo Power Limited	India	Commercial power generation	61

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminum Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

We have a strong ongoing institutional commitment to the health and safety of our employees for achieving sustainable development in harmony with the communities and environments in which we operate. Proactively complying with and exceeding the requirements of regulatory guidelines, utilizing environment friendly technologies in our expansions and modernizations and implementing programs to support communities around our facilities are integral part of our business strategy. Most of our mines, refineries and smelters in India are both International Standards Organization (ISO) 14001 and Occupational Health and Safety Assessment Series (OHSAS) 18001 certified. We are committed to providing a healthy and safe working environment, to promoting empowerment, commitment and accountability of our employees and to being an equal opportunity employer. We actively initiate and participate in a variety of programs to contribute to the health, education and livelihood of the people in the local communities in which we operate, including through support of schools, educational programs and centers, women empowerment programs, hospitals and health centers. We constantly seek out and invest in new technologies and operational improvements to minimize the impact of our operations on the environment, including energy conservation measures, reductions in sulphur dioxide gas and other air emissions, water conservation and recycling measures and proper residue management. We also invest in programs to promote reforestation and better agricultural practices.

Insurance

We maintain property insurance which protects against losses relating to our assets arising from fire, business interruption, earthquakes or terrorism and freight insurance which protects against losses relating to the transport of our equipment, product inventory and concentrates. However, our insurance does not cover other potential risks associated with our operations. In particular, we do not have insurance for certain types of environmental hazards, such as pollution or other hazards arising from our disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition or results of operations. Moreover, no assurance can be given that we will be able to maintain existing levels of insurance in the future at the same rates. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our insurance coverage may prove inadequate to satisfy future claims against us.”

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

The Government of India announced the National Mineral Policy in 1993, or The National Mineral Policy, which was amended in 2008, to sustain and develop mineral resources so as to ensure their adequate supply for the present needs and future requirements of India in a manner which will minimize the adverse effects of mineral development on the forest, environment and ecology through appropriate protective measures. The aim of the National Mineral Policy is to achieve zero waste mining and the extraction and utilization of the entire run of mines within a framework of sustainable development through the establishment of a resource inventory and registry to be maintained by the IBM, manpower development through education and training, infrastructure development in mineral bearing areas and the facilitation of financial support for mining. The Government of India has also made various amendments to India’s mining laws and regulation to reflect the principles underlying the National Mineral Policy. A draft bill has been proposed by the Government to amend the existing Mines and Mineral Development and Regulation Act, 1957, that will make it mandatory for companies to share a portion of their revenue for lifetime livelihood support to persons affected by mining. This bill is still under preliminary discussion stage and is yet to be approved by the Government.

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

Protection of the Environment

The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The MCD Rules require every lessee to take all possible precautions for the protection of the environment and control of pollution while conducting mining operations in any area. The required environmental protection measures include, among others, prevention of water pollution, measures in respect of surface water, total suspended solids, ground water pH, chemicals and suspended particulate matter in respect of air pollution, noise levels, slope stability and impact on flora and fauna and the local habitation. The National Mining Policy emphasises that no mining lease would be granted to any party without a proper mining plan, including an environmental plan approved and enforced by statutory authorities and which provides for controlling environmental damage, restoration of mined areas and for planting trees according to prescribed norms.

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

The Environment (Protection) Act, 1986 or EPA

The EPA is an umbrella legislation in respect of the various environment protection laws in India. The EPA vests in the Government of India the power to take any measures it deems necessary or expedient for protecting and improving the quality of the environment and preventing and controlling environmental pollution. Penalties for violation of the EPA include fines up to Rs. 100,000 or imprisonment of up to five years, or both. The MoEF, in exercise of powers conferred under the EPA, issued a notification on January 6, 2011 declaring coastal stretches as coastal regulation zones and thereby imposing restrictions on industries, operations and processes in a coastal regulation zone.

The EIA Notification issued under the EPA and the Environment (Protection) Rules, 1986 requires prior MoEF approval if any new project in certain specified areas is proposed to be undertaken. To obtain environmental clearance, a no-objection certificate must first be obtained from the applicable regulatory authority. This is granted after a notified public hearing, submission and approval of an environmental impact assessment report that sets out the operating parameters such as the permissible pollution load and any mitigating measures for the mine or production facility and an environmental management plan. Under the EPA and the Environment (Protection) Rules, 1986, as amended, the Government of India has issued a notification (S.O. 1533(E)) dated September 14, 2006, or EIA Notification, which requires that prior approval of the MoEF, Government of India, or State Environment Impact Assessment, or EIA Authority, as the case may be, be obtained for the establishment of any new project and for expansion or modernisation of existing projects specified in the EIA Notification (including power projects). An application for environment clearance is made after identification of the prospective site for the project or activity to which the application relates, but prior to commencing construction activity or preparation of land at the site. Certain projects which require approval from a State Environment Impact Assessment Authority, or SEIAA may not require an EIA report. For projects that require preparation of an EIA report, public consultation involving public hearing and written responses is conducted by the State Pollution Control Board, prior to submission of a final EIA report. The environment clearance (for commencement of the project) is valid for up to 30 years for mining projects and five years for all other projects and activities. This period of validity may be extended by the concerned regulator for up to five years. The EIA Notification states that obtaining of prior environment clearance includes four stages, i.e., screening, scoping, public consultation and appraisal.

The MoEF has, by circular (No. J-11013/41/2006-IA.II(I)) dated November 1, 2010, decided that proposals for obtaining environment clearance for projects that rely on the availability of coal as a raw material, including thermal power projects, will be considered only after the availability of firm coal linkage and the status of environment and forestry clearances of the source of the coal, i.e., the linked coal mine or block, are known. If a project is dependent on coal sourced from outside India, a copy of a signed MoU between the foreign coal supplier and project proponent is required to be submitted to the MoEF prior to environment clearance being granted. All proposals for environment clearance that are currently pending either before the MoEF or State Environment Impact Assessment Authority, or SEIAA, will be deferred and delisted until the conditions of the circular are complied with by the project proponents.

The MoEF has, by office memorandum (No. J-11013/41/2006-IA.II(I)) dated November 16, 2010, requested State governments to initiate action against projects where substantial progress relating to construction has been made and significant investments been made without obtaining requisite prior environment clearance. The memorandum prescribes the procedure for rectifying instances of non-compliance with the EIA Notification. Prior to environment clearance being granted, the concerned entity would be required to mandatorily highlight the violation before its board of directors or managing director or chief operating officer for consideration of its environmental policy or plan of action, and provide written commitment in the form of a formal resolution, to the MoEF or SEIAA within 90 days from receiving the communication from the MoEF or SEIAA, which will be uploaded onto the websites of the MoEF or SEIAA. If the project proponent does not file a response with the MoEF or SEIAA within 90 days, it will be assumed that the project proponent is no longer interested in pursuing the project and the project file will be closed, after which the procedure for obtaining environment clearance will be required to be initiated afresh if the project proponents are desirous of pursuing the project.

Laws Relating to Coal Mines

The Coal Mines (Nationalization) Act, 1973, or Coal Nationalization Act, Coking Coal Mines (Nationalization) Act, 1972, Coal Mines (Taking Over of Management) Act, 1973, Coking Coal Mines (Emergency Provision) Act, 1971, Coal Bearing Areas (Acquisition and Development) Act, 1957, and Coal Mines (Conservation and Development) Act, 1974, govern the mining rights of coal mines and coal mining operations in India. Under the Coal Nationalization Act, on and from May 1, 1973, the right, title and interest of the owners of coal mines were transferred to the Government of India and the Government of India is required to pay a specified amount for such transfer to the owner. The Coal Nationalization Act prohibits any person from carrying on coal mining operations in India, except for: (a) the Government of India or a Government Company including corporations owned, managed or controlled by the Government of India; (b) a person to whom a sub-lease has been granted by the Government of India or such company or corporation mentioned in (a) above; or (c) a company which is engaged in the production of iron and steel, generation of power, washing of coal obtained from a mine, or such other end use as the Government of India may notify.

Distribution of Coal

The New Coal Distribution Policy, 2007, or NCD Policy, was issued by the Ministry of Coal to regulate the distribution of coal. The NCD Policy removes the classification of consumers into core and non-core sectors, and requires verification of consumers of erstwhile non-core sector consumers and cancellation of allocation to such consumers not found to be bona fide. The NCD Policy also deals with distribution and pricing of coal to different consumers or sectors like the defence sector, railways, power utilities, and integrated steel plants, provides for an exclusive distribution policy for consumers in the small and medium sector, replacement of the linkage system with enforceable fuel supply agreements, and policies for new consumers and a fresh scheme for e-auction of coal.

Draft Mining Act

The MoM has prepared the draft Mines and Minerals (Development and Regulation) Act, 2010, or Draft Mining Act, which seeks to decentralise powers to the States and increase revenues to the Government of India, including through rationalisation of royalties, taxes and cesses, and the offer of mining blocks on auction basis pursuant to promotional regional exploration by the State government. The Draft Mining Act mandates that with respect to the land in which minerals vest, the holder of a mining lease or prospecting licence be liable to pay reasonable compensation to the stakeholders holding occupation, usufruct or traditional rights of the surface of the land over which the licence and lease has been granted, as mutually agreed (failing which the relevant State government will determine compensation payable). The proposal includes the formation of a National Mineral Royalty Commission consisting of representatives of the Government of India, the State governments and the mining industry, to review the existing royalty payable. The Draft Mining Act would require to be passed by the Indian Parliament, before it comes into effect.

Mining Bill

The Mining Bill was introduced in the upper house of the Indian Parliament and proposes several amendments to the Mines Act, 1952, including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act, 1952.

Power Sector

Licencing Requirements

Under the Electricity Act, 2003, or Electricity Act, transmission and distribution of, and trading in, electricity require licences from the appropriate Central or State Electricity Regulatory Commissions (respectively, “CERCs” and “SERCs”, and collectively, “ERCs”), unless exempted in accordance with the Electricity Act. CERC has jurisdiction over generating companies owned or controlled by the Government of India or which have a composite scheme for generation and sale in more than one State. SERCs have jurisdiction over generating stations within State boundaries, except those under CERC’s jurisdiction. The respective ERC determines the tariff for supply of electricity from a generating company to a licencee, transmission, wheeling and retail sale of electricity. The Electricity Act was amended in 2007 to exempt captive power generation plants from licencing requirements.

Generation

Currently, any generating company in India can establish, operate and maintain a generating station if it complies with the technical standards relating to connectivity with the grid. Generating companies are permitted to sell electricity to any licencees and where permitted by the respective SERCs, to consumers. The respective ERCs determine the tariff for supply of electricity from a generating company to any distribution licencee, transmission of electricity, wheeling of electricity and retail sale of electricity. CERC has jurisdiction over generating companies owned or controlled by the Government of India and those generating companies who have entered into or otherwise have a composite scheme for generation and sale in more than one State. SERCs have jurisdiction over generating stations within State boundaries, except those under CERC’s jurisdiction.

In order to qualify as a captive generating plant, the Electricity Rules, 2005, or Electricity Rules require that not less than 26% of the ownership of the plant be held by a captive user and not less than 51% of the aggregate electricity generated in such plant, determined on an annual basis, be consumed for captive use. If the minimum percentage of captive use is not complied with in any year, the entire electricity generated is treated as supplied by a “generating company” and benefits available to a “captive generating plant” (such as exemption from payment of certain levies and surcharges) will not apply in such year.

Transmission

The Electricity Act allows generating companies open access to transmission lines. The provision of open access is subject to the availability of adequate transmission capacity as determined by the Central or State Transmission Utility. CERC amended its rules in 2009, permitting any captive generating plant using 25% of its own power to sell electricity through an open access system without requiring a separate licence. The balance may be sold through the Indian Energy Exchange, also without requiring a separate licence.

Tariff Principles

Under the Electricity Act, ERCs determine tariff for supply of electricity by a generating company (as well as for transmission, wheeling and retail sale of electricity). In case of shortage of electricity supply, the ERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licencee or between licencees, for up to one year. Under guidelines issued by the MoP, the determination of tariff for a particular power project depends on the mode of participation in the project, i.e., (i) the MoU route, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments); or (ii) the competitive bidding route, where tariff is market based.

Bidding route: The Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by Distribution Licencees, 2005, or Bidding Guidelines, envisage two types of bids: Case I bids, where location, technology and fuel are not specified by the procurers, that is, the generating company is free to choose the site and technology for the generation plant; and Case II bids, where procurement is location and fuel specific. The Bidding Guidelines envisage a two-step process – pre-qualification and final bid. For long-term procurement (for seven or more years), a two-stage process featuring separate request for qualification, or RFQ, and request for proposal, or RFP, stages is required. Bidders are required to submit a technical and financial bid at RFP stage. For medium-term procurement (for up to seven years but exceeding one year), the procurer may, at its option, adopt a single-stage tender process (combining the RFP and RFQ processes). Individual power producers, or IPPs, may typically bid at two parameters: fixed or capacity charge; and variable or energy charge, which comprises fuel cost for electricity generated. Bidders are typically permitted to quote a base price and an acceptable escalation formula. The MoP has issued guidelines for competitive bidding as well as draft documentation in the form of model PPAs.

MoU Route: The MoU route involves negotiation between the State power utility and developer. Cost determination under the MoU route involves determination of receivables of capital cost and approval of capital costs by CEA, approval of interest rates and local and foreign debt by CEA, finalizing term of loans and/or other debt, finalizing the extent of foreign exchange protection, fixing operating parameters within prescribed ceilings, identifying deemed generation provisions, evaluating the extent of dispatchability, evaluating the level of incentive payments, identifying change, in law in terms of tax or any other matter, identifying the extent of working capital permissible, evaluating the premium on fuel prices for assured supply, identifying fuel supply and transportation risk and issues, evaluating escalations in operations and maintenance and insurance expenses permissible, evaluating the extent of maintenance of spares permissible, and rebates in respect of prompt payment.

The Tariff Policy, 2006 requires all procurement of power after January 6, 2006 to be through the bidding route. Certain State governments in India have continued to purchase power under the MoU route, with the view that the Tariff Policy is indicative and not binding.

The CERC (Terms and Conditions of Tariff) Regulations, 2009, or Tariff Regulations, apply where tariff for a generating station or unit (other than those based on non-conventional energy sources) and transmission system is yet to be determined by CERC. Tariff for supply of electricity from a thermal generating station comprises two parts: capacity charge (for recovery of annual fixed cost); and energy charge (for recovery of primary fuel cost and limestone cost where applicable). Tariff in respect of a generating station may be determined for the whole generating station, or a stage, unit, or block of the generating station. The generating company may apply for determination of tariff in respect of the units of the generating station completed or projected to be completed within six months from the date of application.

National Electricity Policy

In compliance with the Electricity Act, the Government of India announced the National Electricity Policy in February 2005. The National Electricity Policy aims at achieving the following objectives:

•	access to electricity—available for all households by 2010;

•	availability of power—demand to be fully met by 2012 and energy and peaking shortages to be overcome and adequate spinning reserve to be available;

•	supply of reliable and quality power of specified standards in an efficient manner and at reasonable rates;

•	per capita availability of electricity to be increased to over 1,000 units by 2012;

•	minimum lifeline consumption of 1 unit/household/day as a merit good by year 2012;

•	financial turnaround and commercial viability of electricity sector; and

•	protection of consumers’ interests.

National Electricity Plan

The Electricity Act requires CEA to frame a National Electricity Plan once in five years and revise such plan from time to time in accordance with the National Electricity Policy. CEA released a National Electricity Plan in April 2007 which includes:

•	short-term and long-term demand forecast for different regions;

•

suggested areas or locations for capacity additions in generation and transmission keeping in view the economics of generation and transmission, losses in the system, load centre requirements, grid stability, security of supply, quality of power including voltage profile and environmental considerations including, rehabilitation and resettlement;

•	integration of such possible locations with transmission system and development of national grid including type of transmission systems and requirement of redundancies;

•	different technologies available for efficient generation, transmission and distribution; and

•	fuel choices based on economy, energy security and environmental considerations.

Mega Power Projects

Under the Mega Power Policy introduced by the MoP on November 10, 1995 and amended on December 14, 2009, power projects which meet the following criteria are eligible to be classified as mega power projects:

•	a thermal power plant with capacity of 1,000 MW or more; or

•	a thermal power plant with a capacity of 700 MW or more, in the States of Jammu and Kashmir, Sikkim, Arunachal Pradesh, Assam, Meghalaya, Manipur, Mizoram, Nagaland and Tripura; or

•	a hydro electricity power project of capacity 500 MW or more; or

•	a hydro electricity power plant of a capacity of 350 MW or more, in the States of Jammu and Kashmir, Sikkim, Arunachal Pradesh, Assam, Meghalaya, Manipur, Mizoram, Nagaland and Tripura.

Mega power projects are eligible for certain concessions and benefits, including waiver of customs duty for import of capital goods for setting up such projects and certain income tax benefits. Mega Power Policy benefits have been extended to brownfield projects where the size of the expansion unit would not be not less than that provided in the earlier phase of the project certified as a mega power project.

Ultra Mega Power Projects

With the aim of meeting India’s significant power requirements, the Government of India proposed the construction of UMPPs in 2006. The award of the projects is based on competitive bidding processes, with the amount of normalised tariff for 25 years being a significant factor in their selection. UMPPs will be awarded to developers on a build-own-operate basis. Each UMPP will provide power generation capacity of 4,000 MW and use coal as fuel. The Government of India will facilitate land and environmental clearances, off-take agreements, payment security mechanisms and fuel linkages in some cases, to ensure efficient implementation of the UMPPs.

Forest (Conservation) Act, 1980, or Forest Act, and the Forest Conservation Rules, 2003

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

Hazardous Wastes (Management and Handling) Rules, 1989, or Hazardous Wastes Rules

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

Water (Prevention and Control of Pollution) Act, 1974, or Water Act

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

Water (Prevention and Control of Pollution) Cess Act, 1977, or Water Cess Act

Under the Water Cess Act, a lessee engaged in mining is required to pay a surcharge calculated based on the amount of water consumed and the purpose for which the water is used. A rebate of up to 25% on the surcharge payable is available to those industries which install any plant for the treatment of sewage or trade effluent, provided that they consume water within the quantity prescribed for that category of industries and also comply with the effluent standards prescribed under the Water Act or the EPA. Penalties for non compliance include imprisonment of any person in contravention of the provisions of the Water Cess Act for a period up to six months or a fine of Rs. 1,000 or both.

Air (Prevention and Control of Pollution) Act, 1981, or Air Act

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

The Industrial Disputes Act, 1947, or IDA

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

Factories Act, 1948, or Factories Act

The Factories Act regulates occupational safety, health and welfare of workers of industries in which 10 or more workers are employed in a manufacturing process being carried out with the aid of power. The Factories Act includes provisions as to the approval of factory building plans before construction or extension, investigation of complaints, maintenance of registers and the submission of yearly and half-yearly returns. Penalties for non-compliance include imprisonment of the occupier and manager for up to two years or fine, or both and further fine for each day of continued contravention.

Contract Labor (Regulation and Abolition) Act, 1970, or CLRA

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

Employee State Insurance Act, 1948, or ESIA

The ESIA requires the provision of certain benefits to employees or their beneficiaries in the event of sickness, maternity, disability or employment injury. Every factory or establishment to which the ESIA applies is required to be registered in the manner prescribed under the ESIA. Every employee, including casual and temporary employees, whether employed directly or through a contractor, who is in receipt of wages up to Rs. 15,000 per month with effect from May 1,2010, is entitled to be insured under the ESIA. The ESIA contemplates the payment of a contribution by the principal employer and each employee to the Employee State Insurance Corporation. Penalties for failure to make contributions under the ESIA include imprisonment for a term which may extend to three years which shall not be less than one year, in case of failure to pay the employee’s contribution which has been deducted by him from the employee’s wages and shall also be liable for a fine and which shall not be less than six months, in any other case and shall also be liable for a fine.

Payment of Wages Act, 1936, or PWA

The PWA regulates the payment of wages to certain classes of employed persons and makes every employer responsible for the payment of wages to persons employed by such employer. No deductions are permitted from, nor is any fine permitted to be levied on wages earned by a person employed except as provided under the PWA.

Minimum Wages Act, 1948, or MWA

The MWA provides for a minimum wage payable by employers to employees. Under the MWA, every employer is required to pay the minimum wage to all employees, whether for skilled, unskilled, manual or clerical work, in accordance with the minimum rates of wages that have been fixed and revised under the MWA. Workmen are to be paid for overtime at overtime rates stipulated by the appropriate government. Contravention of the provisions of this legislation may result in imprisonment up to six months or a fine up to Rs. 500, or both. Further, state governments are empowered to stipulate higher penalty, in monetary terms, for contravention of the provisions of this legislation, if it deems fit to do so.

Workmen’s Compensation Act, 1923, or WCA

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

Payment of Gratuity Act, 1972, or PGA

Under the PGA, an employee who has been in continuous service for a period of five years is eligible for gratuity upon retirement or resignation. The entitlement to gratuity in the event of superannuation or death or disablement due to accident or disease, will not be contingent on an employee having completed five years of continuous service. The maximum amount of gratuity payable to an employee must not exceed Rs. 350,000 which was increased to Rs. 1,000,000 with effect from May 24, 2010.

An employee in a factory is said to be in “continuous service” for a certain period notwithstanding that his service has been interrupted during that period by sickness, accident, leave, absence without leave, lay-off, strike, lock-out or cessation of work not due to the fault of the employee. The employee is also deemed to be in continuous service if the employee has worked (in an establishment that works for at least six days in a week) for at least 240 days in a period of 12 months or 120 days in a period of six months immediately preceding the date of reckoning.

Payment of Bonus Act, 1965, or PBA

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

Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, or EPFA

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

Other Laws

Land Acquisition Act, 1894, or Land Acquisition Act

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

C. Corporate Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2011:

Anil Agarwal (1)
Protector
Anil Agarwal Discretionary Trust (1) (Bahamas)
Trustee
Onclave PTC Limited (1) (Bahamas)
100.0
Volcan Investments Limited (Bahamas)
Public and Other Shareholders
61.7%
38.3
Vedanta Resources plc (United Kingdom) Listed on LSE
100.0%
Vedanta Resources Holdings Limited (United Kingdom)
Through VRFL & VRCL
100.0%
Twin Star Holdings Limited (Mauritius)
Public and Other Shareholders
78.6%
5.4%
16.0%
100 %
Welter Trading Limited
Public and Other Shareholders
54.6%
The Madras Aluminium Company Limited (India)
42.3%
3.1%
100.0%
Malco Industies Limited
100.0%
Malco Power Company
29.5%
25.0%
45.5%
Vedanta Aluminium Limited (India)
Sterlite Industries (India) Limited (India) Listed on NSE, BSE and NYSE
100.0%
Vizag General Cargo Berth
100.0%
Paradip Multi CargoBerth
100.0%
Sterlite Energy
Talwandi Sabo Power Limited.
100 %
Government of India
100.0%
100.0%
Sterlite Infra Limited
Monte Cello BV (Netherlands)
100.0%
Sterlite Opportunities and Ventures Limited(2)
100.0%
100.0%
100.0%
THL Zinc Ventures Limited
THL Zinc Holdings BV (Netherlands)
Copper Mines of Tasmania Proprietary Limited (Australia)
Public and Other Shareholders
5.6 %
64.9%
49.0%
51.0%
100.0%
Bharat Aluminium Company Limited (3)(India)
100.0%
THL Zinc Limited
100.0%
Fujairah Gold FZE
Hindustan Zinc Limited
29.5%
Government of India
Vedanta Lisheen Finance Limiteed
74.0%
100.0%
10.0%
BMM (BMM(- RSA
THL Zinc Namibia Holdings (Proprietary) Limited
Pecvest 17 Proprietary

Shading indicates companies that are part of our consolidated group of companies

* The corporate structure does not include our non-operating subsidiaries, Thalanga Copper Mines Proprietary Limited, and Sterlite (USA), Inc.

# Vedanta Resources Holdings Limited owns 100% of Vedanta Resources Finance Limited, or VRFL, and in turn VRFL holds 100% in Vedanta Resources Cyprus Limited, or VRCL. VRCL own 100% of Welter Trading.

Notes:

(1)	Volcan is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust.
(2)	SOVL has exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.
(3)	We have exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

The principal members of our consolidated group of companies are as follows:

•

SIIL. We are incorporated in Kolkata, State of West Bengal, India, our registered office is in Tuticorin, State of Tamil Nadu, India and we are headquartered in Mumbai. We have been a public listed company in India since 1988 and our equity shares are listed and traded on the NSE and BSE. Our ADSs are listed on the NYSE. Vedanta, through Twin Star and MALCO, owns 57.7% of our issued share capital and has management control of us. Vedanta’s 57.7% ownership interest in us is equal to the sum of Twin Star’s 54.6% ownership interest in us plus 78.6% of the 3.1% ownership interest in us of MALCO (reflecting Vedanta’s 78.6% ownership interest in MALCO). We are a majority-owned and controlled subsidiary of Vedanta. The remainder of our share capital is held by Bhadram Janhit Shalika (previously known as the SIL Employees Welfare Trust), Life Insurance Corporation of India, or LIC, and other institutional and public shareholders (42.3%). We operate our copper business within Sterlite, except for our Australian copper mine, which is owned and operated by our wholly-owned subsidiary CMT.

•

BALCO. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The Government of India owns the remaining 49.0%. We exercised an option to acquire the Government of India’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminum business.

•	HZL. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. The remainder of HZL’s share capital is owned by the Government of India (29.5%) and institutional and public shareholders and employees of HZL (5.6%). Through SOVL, we have management control of HZL, which owns and operates our zinc business, and a call option to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. SOVL has exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

•

Sterlite Energy. Sterlite Energy is incorporated in Mumbai, State of Maharashtra, India, and its registered office is located in Tuticorin, State of Tamil Nadu. Sterlite Energy is our wholly-owned subsidiary. TSPL is a wholly owned subsidiary of Sterlite Energy.

•

SIL. SIL (formerly Sterlite Paper Limited) was incorporated on June 25, 1999, State of Maharashtra, India, and its registered office is located in Tuticorin, State of Tamil Nadu. SIL is our wholly owned subsidiary. During fiscal 2011, SIL acquired the zinc business of Anglo American Plc which included the acquisition of 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia, a 74.0% stake in BMM, which owns the Black Mountain mine and the Gamsberg Project, in South Africa and a 100.0% stake in Lisheen which owns the Lisheen mine in Ireland.

•

Skorpion. Skorpion, previously Anglo Base Namibia Holdings (Proprietary) Limited, previously Ambase Exploration (Namibia) Proprietary Limited was incorporated on June 16, 1998. The company has its head quarters at the Skorpion Zinc mine site, which is situated 25 km north of Rosh Pinah Namibia. The company’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. The company holds the entire share capital in the following companies: Skorpion Zinc Proprietary Limited, Namzinc Proprietary Limited and Skorpion Skorpion Zinc Proprietary Limited is an investment holding company, holding the entire share capital in Namzinc and Skorpion. Namzinc operates a zinc refinery, who procures oxide zinc ore from Skorpion, who in turn extracts the ore from an open pit zinc deposit.

•

BMM. BMM is an underground mining operation located at Aggeneys in the Northern Cape. It produces zinc, lead and copper concentrates which are sold both locally and exported to international customers through the Saldanha harbour. The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 28,000 tons of zinc, 50,000 tons of lead, 2,000 tons of copper and 55 tons of silver in concentrate, annually. Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals) holds the remaining 26% interest in BMM. The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.56 mtpa plant feed and the share hoisting capacity is approximately 150,000 tpa. All production stopes are backfilled and waste filled, integrated into the mining sequence.

•

Vedanta Lisheen Finance Limted: Lisheen is located in County Tipperary in Ireland, 160 km SW of Dublin, Republic of Ireland Lisheen is a world-class zinc operation, consisting of an underground mine, concentrator and backfill plant, producing approximately 175,000 tons of zinc in concentrate annually and has an expected mine life to 2014. In addition, Lisheen produces 20,000 tons of lead concentrate annually. The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks, mainly limestone, which were formed approximately 320 million years ago. The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine extracts lead and zinc ore from underground, processes this into zinc and lead concentrates and sells these concentrates to smelters and customers in Europe, Asia, North Africa and the US. The deposit was discovered in 1990 and construction commenced in 1997 and in late 1999 production commenced from the two main orebodies. The production from third orebody commenced in 2006. The average depth is approximately 190 meters below surface and as pre current planning and financial forcasts the end of production is scheduled to 2014.

The key entities that control us are as follows:

•

Volcan. Volcan was incorporated in the Bahamas on November 25, 1992, and is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, controls the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. Volcan owns approximately 61.5% of the issued ordinary share capital of Vedanta.

•

Vedanta. On April 22, 2003, Vedanta was created as a new company wholly-owned by Volcan. We and a number of other companies owned directly or indirectly by the Agarwal family at that time became subsidiaries of Vedanta. On December 10, 2003, Vedanta completed an initial public offering of its shares in the United Kingdom and its shares were listed on the LSE. Volcan’s ownership interest in Vedanta is 61.5% as of March 31, 2011. Vedanta is a leading metals and mining company that is listed on the LSE and included in the FTSE 100 Index. We are a majority-owned and controlled subsidiary of Vedanta. We are a party to a shared services agreement with Vedanta and other entities regarding the sharing of management services. See “Item 7. Major Shareholders and Related Party Transactions.” In 2004, Vedanta, through its wholly-owned subsidiary, VRHL, acquired 51.0% of KCM, which is incorporated in Zambia. In April 2008, Vedanta acquired a further 28.4% of KCM. KCM is the largest copper metals and mining company in Zambia and exports substantially all of its copper production to the Middle East and Southeast Asia. KCM competes with us on the world copper markets. In April 2007, Vedanta acquired a 51.0% controlling interest in Sesa Goa Limited, which was incorporated in India, is India’s largest private sector iron ore producer and exports substantially all of its iron ore production to leading global steel companies in China, Europe and Japan.

•

MALCO. MALCO was incorporated in 1960 in the State of Tamil Nadu, India where it is also headquartered. MALCO was delisted from the NSE and BSE on June 19, 2009. Vedanta has management control of MALCO.

We also have an associate company, Vedanta Aluminium, which is incorporated in the State of Maharashtra, India, and is 70.5%-owned by Vedanta through Twin Star and Welter Trading, following a Rs. 4,421 million investment in March 2005. In September 2008, Twin Star sold 25.0% of its interest in Vedanta Aluminium to Welter Trading, a wholly-owned subsidiary of Twin Star. We own the remaining 29.5% non-controlling interest in Vedanta Aluminium. Vedanta Aluminium is part of Vedanta’s consolidated group of companies but is not part of our consolidated group of companies. See “—B. Business Overview—Our Business—Overview.”

D. Property, Plant and Equipment

See “—B. Business Overview—Our Business—Our Copper Business—Principal Facilities,” “—B. Business Overview—Our Business—Our Zinc Business—Principal Facilities,” “—B. Business Overview—Our Business—Our Aluminum Business—Principal Facilities,” and “—B. Business Overview—Our Business—Our Zinc International Business—Principal Facilities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements and the financial information discussed below, have been prepared in accordance with IFRS.

Overview

We are a non-ferrous metals and mining company with operations in India, Australia, Namibia, South Africa and Ireland. We also have a non-controlling interest in Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc business in 2002, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa & Ireland during the year and the acquisition of our aluminum businesses in 2001, through the Government of India’s privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

Our revenue and operating profit increased from Rs. 212,192 million and Rs. 43,090 million in fiscal 2009 to Rs. 244,903 million and Rs. 53,834 million in fiscal 2010, representing increases of 15.4% and 25.0% respectively and further increased from Rs. 244,903 million and Rs. 53,834 million in fiscal 2010 to Rs. 302,472 million ($6,791.0 million) and Rs. 67,574 million ($1,517.1 million) in fiscal 2011, representing an increase of 23.5% and 25.5%, respectively.

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation and amortization for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Year Ended March 31,
	2009	2010	2011
	(In percentages)
Revenue:
Copper	54.9	53.3	51.8
Zinc India	26.3	32.4	32.5
Zinc International	—	—	3.3
Aluminum	18.5	11.6	10.0
Power	0.3	2.7	2.4
Others	—	—	—

Total	100.0	100.0	100.0

Operating Profit:
Copper	25.8	5.8	13.6
Zinc India	58.4	81.9	75.3
Zinc International	—	—	2.4
Aluminum	15.1	5.9	5.2
Power	0.7	6.4	3.6
Others	—	—	(0.1)

Total	100.0	100.0	100.0

Segment Profit(1) :
Copper	26.0	8.3	14.1
Zinc India	54.4	76.1	69.2
Zinc International	—	—	5.3
Aluminum	17.8	8.9	7.3
Power	1.8	6.7	4.2
Others	—	—	(0.1)

Total	100.0	100.0	100.0

Note:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating profit to segment profit for the periods presented:

	Year Ended March 31,
	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollar in millions)
Copper:
Operating profit	11,121	3,138	9,198	206.5
Plus: Depreciation and amortization	2,191	1,982	2,049	46.0

Segment profit	13,312	5,120	11,247	252.5

Zinc India:
Operating profit	25,158	44,071	50,914	1,143.1
Plus: Depreciation and amortization	2,615	3,053	4,429	99.4

Segment profit	27,773	47,124	55,343	1,242.5

Zinc International:
Operating profit	—	—	1,592	35.7
Plus: Depreciation and amortization	—	—	2,655	59.6

Segment profit	—	—	4,247	95.3

Aluminum:
Operating profit	6,494	3,189	3,495	78.5
Plus: Depreciation and amortization	2,609	2,310	2,371	53.2

Segment profit	9,103	5,499	5,866	131.7

Power:
Operating profit	323	3,445	2,437	54.7
Plus: Depreciation and amortization	608	715	917	20.6

Segment profit	931	4,160	3,354	75.3

Others:
Operating profit	(6)	(9)	(62)	(1.4)
Plus: Depreciation and amortization	1	1	1	—

Segment profit	(5)	(8)	(61)	(1.4)

Business Summary

Our company is comprised of the following business segments:

•

Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE. Our primary products are copper cathodes and copper rods. Revenue and operating profit from our copper business have increased from Rs. 130,608 million and Rs.3,138 million in fiscal 2010 to Rs. 156,610 million ($3,516.2 million) and Rs. 9,198 million ($206.5 million) in fiscal 2011, representing increases of 19.9% and 193.1%, respectively. Revenue from our copper business for fiscal 2010 had increased from Rs. 116,525 million in fiscal 2009 to Rs. 130,608 million in fiscal 2010 representing an increase of 12.1% and a decrease in operating profit from Rs.11,121 million in fiscal 2009 to Rs. 3,138 million in fiscal 2010 representing a decrease of 71.8%.

•

Zinc India. Our zinc business in India is owned and operated by HZL, India’s leading zinc producer with a 82% market share by volume of the Indian zinc market in fiscal 2011, according to ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead zinc smelter, five sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the state of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. HZL’s primary products are zinc and lead ingots. Revenue and operating profit of our zinc India business have increased from Rs. 79,434 million and Rs. 44,071 million in fiscal 2010 to Rs. 98,444 million ($2,210.2 million) and Rs. 50,914 million ($1,143.1 million) in fiscal 2011, representing increases of 23.9% and 15.5%, respectively. Revenue and operating profit of our zinc India business have increased from Rs. 55,724 million and Rs. 25,158 million in fiscal 2009 to Rs. 79,434 million and Rs. 44,071 million in fiscal 2010, representing increases of 42.5% and 75.2%, respectively.

•

Zinc International. In fiscal 2011, we acquired the zinc business of Anglo American Plc for a total cash consideration of Rs. 69,083 million ($1,513.1 million). This acquisition resulted in our 100.0% ownership of the Skorpion mines in Namibia, the 74.0% ownership of BMM which includes the Black Mountain mine and the Gamsberg project in South Africa and the 100.0% ownership of the Lisheen mines in Ireland. The zinc business of Anglo American Plc has been categoriesd as a separate segment “Zinc-International”. The revenue and operating profit of the segment Zinc-International are Rs. 9,961 million ($223.6 million) and Rs. 1,592 million ($35.7 million), respectively for the period from the respective date of acquisitions till March 31, 2011.

•

Aluminum. Our aluminum business is primarily owned and operated by BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters and two captive power plants. Operations at the older 100,000 tpa aluminum smelter was partially suspended from February 2009 and ceased on June 5, 2009. Following the shutdown of the 100,000 tpa aluminum smelter, the 270 MW captive power is now used for commercial purpose as power generated by the power plant is sold to third parties. BALCO’s primary products are aluminum ingots, rods and rolled products. Revenue and operating profit of our aluminum business have increased from Rs. 28,289 million and Rs. 3,189 million in fiscal 2010 to Rs. 30,175 million ($677.5 million) and Rs. 3,495 million ($78.5 million) in 2011, representing increases of 6.7% and 9.6%, respectively. Revenue and operating profit of our aluminum business have decreased from Rs. 39,170 million and Rs. 6,494 million in fiscal 2009 to Rs. 28,289 million and Rs. 3,189 million in fiscal 2010, representing decreases of 27.8% and 50.9%, respectively.

•

Power. Our commercial power generation business includes the 170.9 MW of wind power plants commissioned by HZL and a 270 MW power plant at BALCO’s Korba facility which was previously used for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009. Our power business is still under development. In respect of Sterlite Energy’s first power project, a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa the first unit of 600 MW has been commissioned in March 2011 and the remaining three units are expected to be commissioned in fiscal 2012, with full completion anticipated by the fourth quarter of fiscal 2012. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal of the Government of India to support this facility.

These allocated coal blocks are regarded as non-reserve coal deposits. Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW (increased to 2,640 MW in fiscal 2011) thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed by second quarter of 2014. On October 30, 2009, Sterlite Energy filed an initial offering document with the Securities and Exchange Board of India for a proposed initial public offering of its equity shares for an estimated offering size of Rs. 51,000 million ($1,145.0 million) While the permission from SEBI to proceed with the initial public offering lapsed in April 2011, we continue to explore various financing options for Sterlite Energy including an initial public offering. Revenue of our power business has increased from Rs. 6,572 million in fiscal 2010 to Rs. 7,282 million ($163.5 million) in fiscal 2011, representing an increase of 10.8% and operating profit has decreased from Rs. 3,445 million in fiscal 2010 to Rs. 2,437 million ($54.7 million) in fiscal 2011, representing decrease of 29.3%. Revenue and operating profit of our power business have increased from Rs. 773 million and Rs. 323 million in fiscal 2009 to Rs. 6,572 million and Rs. 3,445 million in fiscal 2010 representing an increase of 750.2% and 966.6% respectively.

•

Others. Our other business segment primarily includes our equity investment in Vedanta Aluminium. We hold a 29.5% non-controlling interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.

Recent Developments

Zinc International Acquisition

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,965 million ($260.2 million). On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.

Asarco Acquisition

Sterlite and Sterlite USA entered into an agreement with Asarco, a US-based copper mining, smelting and refining company based in Tucson, Arizona, United States, on May 30, 2008 for us to acquire substantially all of the operating assets of Asarco (the “May 2008 Agreement”). This agreement was renegotiated and a new agreement was entered into on March 6, 2009 (the “March 2009 Agreement”). The consummation of the March 2009 Agreement was contingent upon the confirmation of a Chapter 11 plan of re-organisation proposed by Asarco and sponsored by Sterlite USA (the “Debtor Plan”), by the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. As part of Asarco’s re-organisation plans, various parties, including Grupo Mexico S.A.B. de C.V. through its subsidiaries, also proposed a re-organisation plan (the “Parent Plan”). The March 2009 Agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 Agreement. The US District Court considered both plans and on November 13, 2009, it confirmed the Parent Plan and rejected the Debtor Plan. We filed an appeal against this decision of the US District Court, but the appeal was dismissed as being equitably moot.

On March 17, 2010, Asarco filed a complaint in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached the May 2008 Agreement by, among other things, refusing to pay the $2.6 billion purchase price as allegedly required by the May 2008 Agreement and refusing to assume the liabilities and contractual obligations as allegedly required by the May 2008 Agreement. Asarco is seeking to recover from us and Sterlite USA its alleged damages suffered as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco has claimed these damages to be in the range of $533 million to $1,509 million and has also claimed applicable pre-judgment interest.

We and Sterlite USA believe that Asarco’s claim has no merit and it did not suffer any damages, as it received substantially higher consideration under the Parent Plan than possible under the May 2008 Agreement. The May 2008 Agreement was only a stalking horse bid, the consummation of which was subject to various approvals from creditors of Asarco’s estate, the U.S. Bankruptcy Court and competition from any other bidders. The Parent Plan paid all the creditors in full along with interest and provided substantial benefits to the equity holders. Asarco’s estate provided substantial tax benefits to the equity holders. The Parent Plan provided for a cash contribution of $2.205 billion to the estate of Asarco, a promissory note of $280 million to the trust set up for the benefit of asbestos claimants, assumption of certain liabilities and waiver of certain claims against Asarco. Asarco’s estate also provided substantial tax benefits to the equity holders. Asarco disclosed in the joint disclosure statement filed by it during the bankruptcy proceedings, in its view that the recovery, if any, against such potential claims may be approximately $100 million.

Further, Asarco terminated the March 2009 Agreement and has drawn the $50 million provided as deposit under this agreement. We have filed an application to the US Bankruptcy Court for the return of the $50 million drawn by Asarco. The trial on Asarco’s complaint and our application was completed on August 17, 2011 in the U.S. Bankruptcy Court and the decision is awaited.

Vizag

We incorporated a special purpose vehicle, Vizag General Cargo Berth Private Limited, or VGCB, on April 20, 2010 for the coal berth mechanization project at Visakhapatnam Port. The project is to be carried out on design, build, finance, operate, transfer basis and the concession agreement between Vizag Port Trust and VGCB was signed on June 10, 2010. VGCB is owned by SIIL and Leighton Contractors (India) Limited in the ratio of 74:26 on the basis of a share purchase and shareholders’ agreement dated September 17, 2010. The project is expected to be completed in 24 months from the date of the award of the concession, following which commercial operations of the mechanized and modernized coal berth is expected to commence. The concession period is 30 years from the date of the award of the concession. Vizag Port Trust has specified certain conditions to be satisfied, before the concession is awarded to VGCB. VGCB has 120 days from June 10, 2010 to fulfill the conditions. On October 8, 2010, VGCB entered into an agreement with the port authority, Vishakhapatnam Port Trust, which provides for the initial capacity of the upgraded berth to 10.2 mtpa with an option to upgrade to 12.5 mtpa and that the Vishakhapatnam Port Trust will receive a share of the revenue earned from the berth.

The expected costs for the project is Rs. 6,640 million ($149.1 million) of which Rs. 883 million ($20.0 mllion) has been spent. Construction has commenced and completion of the berth is expected to be in fiscal 2013.

Paradip port

We incorporated a special purpose vehicle called Paradip Multi Cargo Berth Private Limited, or PMCB on February 18, 2011 for setting up a multipurpose berth to handle clean cargo including containers at Paradip port, situated in the Jagatsinghpur, District of Orissa, on the east cost of India. We have a 74.0% interest in a consortium between Sterlite and Leighton Contractors (I) Private Limited, or Leighton, which won the bid to build, own and operate this new berth at Paradip port.

The new berth is expected to facilitate the movement of cargo such as aluminum ingots, steel and containers and to have a capacity to handle up to 5.0 mpta of cargo. Upon receipt of environmental approval by the port authority, Paradip Port Trust, the consortium will enter an agreement with Paradip Port Trust, to operate the berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. The Paradip Port Trust will receive a share of the revenue earned from the berth.

The expected costs for the project is Rs. 3,920 million ($88.0 million) and construction has not commenced.

Central Excise

The Central Excise Department of the Government of India issued in June 2010, an ex-parte notice for reversal of Cenvat credit of Rs. 3,150 million along with interest of Rs. 88 million for the non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans (or notices) for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the advance license conditions for the period 2005 to 2009. We filed four writ petitions WP No. 8123, 8135, 9744 and 9755 in 2010 in the High Court of Madras against the Central Excise Department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise Department. The High Court of Madras granted a stay in relation to WP No. 8135 till a fresh enquiry was made. Further, the High Court of Madras disposed WP No. 9744, 9755 and the contempt petition.

The Central Excise Department deputed the Assistant Commissioner of Central Excise to conduct an enquiry for the alleged non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules in respect of non-return of job work challans who issued a show cause notice dated September 9, 2010 to the Company on similar grounds as stated in the ex-parte notice.

We have filed two writ appeals WA No. 704 and 705 of 2011 in the High Court of Madras challenging the orders passed with respect to the writ petitions 8135 and 9744 of 2010. The writ petitions were admitted on August 1, 2011 and the court directed other party to maintain status quo. These matters came up for hearing on August 29, 2011. The matter has been adjourned for hearing for four weeks after September 12, 2011.

Tuticorin Smelter—Madras High Court Order

In response to the various writ petitions filed in the year 1996 to 1998 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court concluded its hearings in February 2010 and by its order of September 28, 2010 ordered the closure of the smelter at Tuticorin. SIIL filed a special leave petition before the Supreme Court of India against the order of the Madras High Court. The Supreme Court granted an interim stay over the order of the Madras High Court. The Supreme Court reserved the order for the interim directions on September 6, 2011 and we await the decision. SIIL believes that it will successfully defend its position.

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

The recovery in demand and commodity prices backed by growth momentum in China, Brazil and India appears well founded. The medium and long term outlook for the resource sector remains positive. For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations—Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.”

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 92.9% of our copper concentrate requirements in fiscal 2011, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	Year Ended March 31,
	2009		2010		2011
	(in US cents per pound)
Copper TcRc	11.7	¢	13.6	¢	11.9	¢

The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 7.1% of our copper concentrate requirements in fiscal 2011 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2014 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	Year Ended March 31,
	2009	2010	2011
	(in US dollars per ton)
Copper LME	$5,885	$6,112	$8,138

Zinc and Aluminum

The revenue of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and in fiscal 2011 sourced 100.0% of its alumina requirements from third party suppliers, including 32.0% from international and domestic suppliers and 68.0% from Vedanta Aluminium,. Going forward, we expect BALCO to source a majority of its alumina requirements from Vedanta Aluminium. For the portion of our aluminum business where the alumina is sourced from BALCO’s own bauxite mines and alumina refinery, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, including Vedanta Aluminium, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for each of the last three fiscal years:

	Year Ended March 31,
	2009	2010	2011
	(in US dollars per ton)
Zinc LME	$1,563	$1,936	$2,185
Aluminum LME	2,234	1,868	2,257

India Market Premium

Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “- Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.
Hedging

We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Qualitative Analysis—Commodity Price Risk.”

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

However, in January 2006, we were allotted a 31.5 million ton share in the Madanpur coal block for use in HZL’s captive power plant. This allocated coal block is regarded as non-reserve coal deposits and is currently in the post-exploration but pre-development stage. The forest diversion proposal was rejected by the MoEF by a letter dated December 30, 2009. The environmental clearance and approval for forest diversion were rejected by the MoEF and thus, a letter of rejection was issued by the state government on January 23, 2010. We have made our submissions to the MoEF. Thereafter, the Prime Minister’s Office constituted a committee of secretaries to review the rejection of the environmental clearance and approval.

The Prime Minister’s Office also constituted a Group of Ministers to resolve the issue of forest clearance. The matter is now being discussed at the Group of Ministers meetings.

In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. These allocated coal blocks are regarded as non-reserve coal deposits. In October 2008, the Ministry of Coal approved BALCO’s mining plan although certain other approvals including environmental approval and forest clearance from the regulatory authorities are still pending. We expect mine development activities to commence upon the receipt of all regulatory approvals. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.

For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “- Government Policy—Taxes and Royalties.”

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

The following table sets forth our average realized TcRc and cost of production for each of our metals for each of the last two fiscal years:

	Year Ended March 31,
	Unit of Measurement		2009	2010	2011
	(in US dollars per ton, except as indicated)
Treatment charge and refining charge (TcRc)(1)	¢	/lb	11.7	13.6	11.9
Cost of production(2)
Copper smelting and refining (3)	¢	/lb	3.1	10.5	4.0
Zinc India (4)	$		710	850	990
Zinc International (5)
–Skorpion	$		—	—	1,161
–BMM	$		—	—	1,009
–Lisheen	$		—	—	917
Aluminum(6)	$		1,700	1,542	1,784

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production is not a recognized measure under IFRS. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2009		2010		2011
	(Rs. in millions, except Production output and Cost of production)
Copper(3):
Segment sales	Rs.	116,670	Rs.	130,608	Rs.	156,610
Less:
Segment profit		(13,312)		(5,120)		(11,247)

		103,358		125,488		145,363
Less:
Purchased concentrate/rock		(94,873)		(114,923)		(135,651)
By-product/free copper net sale		(4,337)		(1,981)		(4,686)
Cost for downstream products		(1,613)		(1,543)		(1,638)
Others, net		(1,556)		(3,386)		(2,153)

Total	Rs.	979	Rs.	3,655	Rs.	1,235

Production output (in tons)		312,833		334,202		303,991
Cost of production(a)		3.1 ¢/lb		10.4 ¢/lb		4.0 ¢/lb
Zinc India(4):
Segment sales	Rs.	55,724	Rs.	79,434	Rs.	98,444
Less:
Segment profit		(27,773)		(47,124)		(55,343)

		27,951		32,310		43,101
Less:
Cost of tolling including raw material cost		(409)		—		—
Cost of intermediary product sold		(1,301)		(3,060)		(3,350)
By-product revenue		(4,848)		(1,871)		(3,762)

Cost of lead metal sold		(2,079)		(2,652)		(3,028)
Others, net		(1,312)		(1,406)		(815)

Total	Rs.	18,002	Rs.	23,321	Rs.	32,146

Production output (in tons)		551,724		578,411		712,471
Cost of production (per ton)(a)		$710		$850		$990
Zinc International(5):
Segment sales	Rs.	-	Rs.	—	Rs.	9,961
Less:
Segment profit		—		—		(4,247)

		—		—		5,714
Less:
Cost of intermediary product sold		—		—		(82)
By-product revenue		—		—		(706)
Cost of lead metal sold		—		—		(453)
Royalty		—		—		(197)
Others, net		—		—		(345)

Total		—		—	Rs.	3,931

Production output (in tons) – Skorpion		—		—		49,698
Cost of Production (per ton) (a) – Skorpion		—		—		$1,161
Production output (in tons) – BMM		—		—		7,593
Cost of production (per ton) (a) – BMM		—		—		$1,009
Production output (in tons) – Lisheen		—		—		22,775
Cost of Production (per ton) (a) – Lisheen		—		—		$917
Aluminum(6):
Segment sales	Rs.	39,336	Rs.	28,367	Rs.	30,245
Less:
Segment profit		(9,103)		(5,499)		(5,866)

		30,233		22,868		24,379
Less: Cost of intermediary product sold		—		(304)		—
By-product revenue		(328)		(126)		(229)
Cost for downstream products		(1,966)		(1,767)		(2,597)
Others, net		(314)		(1,455)		(973)

Total	Rs.	27,625	Rs.	19,216	Rs.	20,580

Production output (hot metal) (in tons)		355,733		262,760		253,157
Cost of production (per ton)(a)		$1,700		$1,542		$1,784

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2009, 2010 and 2011 of Rs. 45.91 per $1.00, Rs. 47.42 per $1.00 and Rs. 45.48 per $1.00, respectively.
(3)	Cost of production relates only to our custom smelting and refining operations and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa and excluding the benefit of the phosphoric acid plant. Revenues earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.
(4)

Our Zinc India operations are fully integrated. As a result, cost of production of zinc consists of the total direct cost of producing zinc from the mines and smelters, including extracting ore from the mines, converting the ore into zinc concentrate and smelting to produce zinc ingots. Our zinc segment includes lead and silver. Silver is a by-product of lead and accordingly, there are no additional processing costs for silver. Revenue earned from the sale of silver is reported as profit in this segment. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced. HZL’s cost of production in the last month of fiscal 2011, or its exit cost of production for fiscal 2011, was $792 per ton excluding royalty.

(5)	Our Zinc International segment consists of the Skorpion mine and refinery in Namibia, Black Mountain mine project in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, cost of production of zinc at Skorpion consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching refining and electrowinning process. Skorpion does not produce any material by-products. BMM produces zinc and lead in concentrate. Hence, the cost of production at BMM consists of direct mining costs, concentrator costs, direct services cost and allocated indirect costs. Lisheen produces zinc and lead in concentrate. Therefore, the cost of production at Lisheen consists of direct mining costs, mill processing costs, overhead costs, treatment charges and other direct cash costs. The by-product revenue of lead and silver are credited to the cost of production to arrive at the net cost of production. Royalties paid are excluded in the cost of production of zinc as the same is payable on turnover. The total cash cost is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production per ton of zinc metal produced or zinc metal in concentrate produced.

(6)	Cost of production of aluminum for BALCO’s smelters includes the cost of producing bauxite and conversion of bauxite into aluminum metal, for the portion of BALCO’s operations that are integrated from production of bauxite to aluminum metal, and the cost of conversion of alumina into aluminum metal, for the portion of BALCO’s operations where alumina is sourced from third parties. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production. In response to global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at its 100,000 tpa aluminum smelter and ceased operations at this smelter on June 5, 2009. The operations of the refinery have been temporarily suspended since September 2009. As the 100,000 tpa aluminum smelter had a higher cost of production than the newer (and remaining) 245,000 tpa smelter, and partly as a result of efforts by BALCO to decrease its operating costs in response to the recent global economic conditions, BALCO’s exit cost of production for fiscal 2011 was $1,848 per ton.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per-unit production costs are significantly affected by changes in production volumes in that higher volumes of production generally reduce the per-unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. For example, operations at BALCO’s older 100,000 tpa aluminum smelter were partially suspended from February 2009 and ceased on June 5, 2009. The following table summarizes our production volumes for our primary products for the last three fiscal years:

		Year Ended March 31,
	Product	2009	2010	2011
	(tons)
Copper	Copper cathode(1)	312,833	334,202	303,991
	Copper rods	219,879	196,882	187,892
Zinc India	Zinc	551,724	578,411	712,471
	Lead	60,323	64,319	57,294
Zinc International
Skorpion	Zinc	—	—	49,698
BMM	Copper (3)	—	—	673
	Zinc(3)	—	—	7,593
	Lead(3)	—	—	9,324
Lisheen	Zinc(3)	—	—	22,775
	Lead(3)	—	—	3,913
Aluminum	Ingots	172,263	54,173	27,927
	Rods	127,120	148,279	160,665
	Rolled Products(2)	57,399	65,973	66,706

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(2)	Includes production capitalized in fiscal 2011 of 8,856 tons.
(3)	Refers to mined metal content in concentrate.

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

	January 22, 2007 to April 28, 2008	April 29, 2008 to January 2, 2009	January 3, 2009 to February 28, 2011	March 1, 2011 to Present
Copper	5.0%	5.0%	5.0%	5.0%
Copper concentrate	2.0%	2.0%	2.0%	2.5%
Zinc	5.0%	0.0%	5.0%	5.0%
Aluminum	5.0%	5.0%	5.0%	5.0%

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

On February 28, 2011, the Indian government announced the following changes which took effect from March 1, 2011:

•	There will be a 1.0% excise duty on fly ash.

•	The import duty on copper concentrate and rock phosphate will be increased from 2.0% to 2.5%.

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

In fiscal 2010 and 2011, exports accounted for 45.9% and 41.3%, respectively, of our copper business’revenue. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the FOB value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006 to August 31, 2008		September 1, 2008 to September,19,2010		September,19,2010 to Present
	(percentage of FOB value of exports)
Copper cathode	2.2	%(1)	2.2	%(3)	2.0%
Copper rods	2.2	%(2)	2.2	%(4)	2.2	%(5)

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.
(2)	Subject to a cap of Rs. 7,760 per ton.
(3)	Subject to a cap of Rs. 7,000 per ton.
(4)	Subject to a cap of Rs. 9,800 per ton.
(5)	Subject to a cap of Rs. 7,500 per ton.

In fiscal 2010 and 2011, exports accounted for 35.8% and 38.2% respectively, of our Zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2007 to November 3, 2008	November 4, 2008	November 5, 2008 to Present
	(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	3.0%
Zinc ingots	5.0%	4.0%	5.0%
Lead concentrate	3.0%	3.0%	3.0%

In fiscal 2010 and 2011, exports accounted for 4.7% and 1.8% respectively, of our aluminum business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated: -

October 9, 2007 to Present
(percentage of FOB value of exports)
Aluminum ingots	3.0%
Aluminum rods	5.0%
Aluminum rolled products	4.0%

The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.

Taxes and Royalties

Income tax on Indian companies during fiscal 2011 was charged, at a statutory rate of 30.0% plus a surcharge of 7.5% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 33.2%. The surcharge has been reduced to 5.0% and accordingly the effective tax rate at present is 32.5%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.

Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The effective MAT rate during fiscal 2011 was, 19.9% of the book profits as prepared under generally accepted accounting principles in India, or Indian GAAP. In view of the recent changes effected in the Finance Bill, the effective MAT rate is 20.0%. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

A tax on dividends declared and distributed by Indian companies during fiscal 2011 was charged at an effective tax rate of 16.6%. The effective current tax on dividend is 16.2% in the view of the reduction in the applicable surcharge from 7.5% to 5.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.

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

We are also subject to government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL mines are located, at a rate of 8.4% with effect from August 13, 2009 (which was 6.6% prior to August 13, 2009) of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (which was 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the revenue plus 0.4 times the profit multiplied by the profit margin over revenue, subject to a cap of 5.0% of revenue.Our royalties in Zinc International business are 3.0%, 7.6% and 3.5% of turnover of Skorpion, BMM and Lisheen respectively.

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

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations. For more information on the fluctuations in the value of the Indian Rupee against the US dollar and the Australian dollar, see “Item 10. Additional Information—D. Exchange Controls—Exchange Rates.”

Power Business

We expect our future results of operations to be affected by our entry into the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan. See “Item 4. Information on the Company—B. Business Overview—Our Business—Our Commercial Power Generation Business” for additional details on our plans for this business.

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

We also review our property, plant and equipment, including mine properties, for possible impairment if there are events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. In assessing property, plant and equipment for impairment, factors leading to significant reductions in profits such as changes in commodity prices, our business plans and significant downward revisions in the estimated mining reserves are taken into consideration. The carrying value of the assets and associated mining reserves is not recoverable if it exceeds the sum of the discounted cash flows expected to result from the use and eventual disposition of the assets. This involves management estimate of commodity prices, market demand and supply, economic and regulatory climates, longterm mine plans and other factors. Any subsequent changes to cash flow due to changes in the above mentioned factors could impact on the carrying value of the assets.

Investment in Vedanta Aluminium

Due to the ongoing delay in obtaining approval for the Niyamgiri mines and expansion of the alumina refinery, we have reviewed the carrying value of our investments in Vedanta Aluminium for any impairment. We have concluded that no impairment is necessary based on the availability of alternate sources to obtain bauxite. We expect the necessary approvals for the expansion of the alumina refinery in due course.

Contingencies and Commitments

We also have significant capital commitments in relation to various capital projects which are not recognized on the statement of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the company. Guarantees are also provided in the normal course of business. There are certain obligations which our management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which we are involved, it is not expected that such contingencies will have a material effect on our financial position or profitability.

Income Tax

In preparing consolidated financial statements, the Company recognizes income taxes in each of the jurisdictions in which it operates. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Restoration, Rehabilitataion and Environmental Cost

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting the Company’s obligations at that time. A corresponding provision is created on the liability side. The capitalised asset is charged to the income statement over the life of the asset through depreciation over the life of the operation and the provision is increased each period through unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

Retirement Benefits

The Company operates or participates in a number of defined benefit and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined separately each year for each plan using the projected unit credit method by independent qualified actuaries. Actuarial gains and losses arising in the year are recognised in full in the statement of income for the year. For defined contribution schemes, the amount charged to the statement of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Year Ended March 31,
	2009	2010	2011
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0	100.0
Other operating income	1.8	0.8	0.8

Total revenue	101.8	100.8	100.8
Cost of sales	(77.8)	(74.3)	(74.8)
Distribution expenses	(1.6)	(1.2)	(1.2)
Administration expenses	(2.1)	(3.3)	(2.5)
Operating profit	20.3	22.0	22.3
Investment and other income	8.8	5.6	7.3
Finance and other costs	(2.9)	0.1	0.4
Share in profit/(loss) of associates	(1.5)	0.8	(1.0)

Profit before taxes	24.7	28.5	28.9
Income Tax expense	(3.7)	(5.4)	(6.2)
Profit for the period	21.0	23.1	22.7
Profit attributable to:
Equity holders of the parent	15.2	16.1	16.1
Non-controlling interest	5.8	7.0	6.6

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

	Year Ended March 31,
	2009		2010		2011
	in millions, except percentages)
	Revenue (in Rs.)	% of Revenue	Revenue (in Rs.)	% of Revenue	Revenue (in Rs.)	Revenue (in $)	% of Revenue
India	140,330	66.1%	155,218	63.4%	187,454	4,208.7	62.0%
Far East(1)	41,563	19.6%	43,242	17.6%	32,488	729.4	10.7%
Other(2)	30,299	14.3%	46,443	19.0%	82,530	1,852.9	27.3%

Total	212,192	100.0%	244,903	100.0%	302,472	6,791.0	100.0%

Notes:

(1)	Far East includes a number of countries, primarily China, South Korea, Malaysia and Taiwan.
(2)	Other includes Nigeria,Oman, UAE, Saudi Arabia, Sri Lanka, Belgium, Nepal and Switzerland.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our three primary businesses, the percentage of the revenue of such business accounted for by the 10 largest customers of such business.

	Year Ended March 31,
	(in %)
	2009	2010	2011
Consolidated	32.4	29.1	38.2
Copper	32.5	27.2	33.5
Zinc India	23.6	32.3	36.5
Zinc International	—	—	96.0
Aluminum	44.6	28.9	49.3

No single customer accounted for 10.0% or more of our revenue on a consolidated basis or for any of our primary businesses in any of the periods indicated.

Comparison of years ended March 31, 2010 and March 31, 2011

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from Rs. 244,903 million in fiscal 2010 to Rs. 302,472 million ($6,791.0 million) in fiscal 2011, an increase of Rs. 57,569 million, or 23.5%. Revenue increased primarily as a result of acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen, commissioning of one unit of 600 MW power plant by Sterlite Energy, higher daily average LME prices of metals and higher daily average London Bullion Market Association, or LBMA, prices of precious metals, partially offset by appreciation of the Indian Rupee against the US dollar by 3.9% and lower production due to a planned shutdown in copper segment.

Other operating income increased from Rs. 1,907 million in fiscal 2010 to Rs. 2,366 million ($53.1 million) in fiscal 2011, an increase of Rs. 459 million, or 24.1%. The increase was primarily due to the increased revenue from the sale of scrap from the zinc segment and profit on sale of assets held for sale in aluminum segment.

Operating profit increased from Rs. 53,834 million in fiscal 2010 to Rs. 67,574 million ($1,517.1 million) in fiscal 2011, an increase of Rs. 13,740 million, or 25.5%. The increase was due to higher sales volumes from our zinc business, rise in the daily average LME prices of zinc and aluminum, acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen and commissioning of one unit of 600 MW power plant, which was partially offset by decline in the TcRc in copper business by 12.4%. In addition, during the fiscal 2011, 253 and 215 employees in BALCO and Hindustan Zinc Limited, respectively, opted for a voluntary retirement scheme and the expenses pursuant to our voluntary retirement scheme resulting in an increase in expenses leading to a decrease in our operating profit by Rs. 322 million and Rs. 211 million, respectively. Operating margin increased from 22.0% in fiscal 2010 to 22.3% in fiscal 2011 as a result of an increase in the operating margins in our copper and aluminum business.

Contributing factors to our consolidated operating income were as follows:

•

cost of sales increased from Rs. 181,928 million in fiscal 2010 to Rs. 226,134 million ($5,077.1 million) in fiscal 2011, an increase of Rs. 44,206 million, or 24.3%. Cost of sales increased primarily due to higher input prices, higher royalty costs and higher production volumes in our Zinc India business and acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen. Cost of sales as a percentage of revenue increased from 74.3% in fiscal 2010 to 74.8% in fiscal 2011.

•

distribution expenses increased slightly from Rs. 3,022 million in fiscal 2010 to Rs. 3,516 million ($78.9million) in fiscal 2011, an increase of Rs. 494 million, or 16.3%. As a percentage of revenue, however, selling and distribution expenses remained the same in fiscal 2010 and fiscal 2011 at 1.2%. The increase in distribution expenses was due to acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen.

•

administration expenses decreased from Rs. 8,026 million in fiscal 2010 to Rs. 7,614 million ($171 million) in fiscal 2011, a decrease of Rs. 412 million, or 5.1%. As a percentage of revenue, administration expenses decreased from 3.3% in fiscal 2010 to 2.5% in fiscal 2011. These expenses decreased primarily due to a one time provision of Rs. 2,735 million in fiscal 2010 for the acquisition of Asarco. This decrease has been partly offset by an increase in administration expenses due to the acquisition of zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen.

Copper

Revenue in the copper segment increased from Rs. 130,608 million in fiscal 2010 to Rs. 156,610 million ($3,516.2 million) in fiscal 2011, an increase of Rs. 26,002 million, or 19.9%. This increase was primarily due to higher daily average copper LME prices, which was partially offset by lower sales volume during the fiscal 2011 by 9% and appreciation of the Indian Rupee against the US dollar by 3.9% between fiscal 2010 and 2011. Specifically:

•

copper cathode production decreased from 334,202 tons in fiscal 2010 to 303,991 tons in fiscal 2011, a decrease of 9.0%. The production in the fiscal 2011 was lower as compared to the fiscal 2010, primarily due to the planned bi-annual plant maintenance shut down for 26 days in June and July 2010 and stabilization issues faced during post shut down ramp-up. Copper cathode sales decreased from 136,362 tons in fiscal 2010 to 116,590 tons in fiscal 2011, a decrease of 14.5%, due to decreased production.

•

production of copper rods decreased from 196,882 tons in fiscal 2010 to 187,892 tons in fiscal 2011, a decrease of 4.6%. Copper rod sales decreased from 196,883 tons in fiscal 2010 to 186,737 tons in fiscal 2011, a decrease of 5.2%. The decrease in sales was due to the decrease in production.

•

sales of copper in the Indian market increased from 206,150 tons in fiscal 2010 to 206,653 tons in fiscal 2011, an increase of 0.2%, and our exports decreased from 127,095 tons in fiscal 2010 to 96,674 tons in fiscal 2011, a decrease of 23.9%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 61.9% in fiscal 2010 to 68.1% in fiscal 2011.

•	the daily average copper cash settlement price on the LME increased from $6,112 per ton in fiscal 2010 to $8,138 per ton in fiscal 2011, an increase of 33.1%.

Operating profit in the copper segment increased from Rs. 3,138 million in fiscal 2010 to Rs. 9,198 million ($206.5 million) in fiscal 2011, an increase of Rs. 6,060 million, or 193.1%. Operating margin increased from 2.4% in fiscal 2010 to 5.9% in fiscal 2011. The increase in operating profit was primarily due to higher by-product realization and higher metal recovery by 0.4%, which was partially offset by an appreciation of the Indian Rupee against the US dollar by 3.9% between fiscal 2010 and 2011. In particular:

•	TcRc rates decreased from an average of 13.6¢/lb realized in fiscal 2010 as compared to an average of 11.9¢/lb realized in fiscal 2011.

•

cost of production, which consists of cost of smelting and refining costs, decreased significantly from 10.4¢/lb in fiscal 2010 to 4.0¢/lb in fiscal 2011, primarily due to higher realization on the sale of sulphuric acid by-product and higher metal recovery of 0.4%.

Zinc India

Revenue in the Zinc India segment increased from Rs. 79,434 million in fiscal 2010 to Rs. 98,444 million ($2,210.2 million) in fiscal 2011, an increase of Rs. 19,010 million, or 23.9%. This increase was primarily due to a 12.9% increase in the daily average zinc LME price in fiscal 2011 as compared to fiscal 2010, an increase in sales volume enabled by increased production which was partially offset by an appreciation of the Indian Rupee against the US dollar by 3.9% between fiscal 2010 and 2011. Specifically:

•

zinc ingot production increased from 578,411 tons in fiscal 2010 to 712,471 tons in fiscal 2011, an increase of 23.2%, due to ramp-up of production from our first hydrometallurgical zinc smelter at Dariba and improved operational efficiencies. Zinc ingot sales increased from 577,685 tons in fiscal 2010 to 712,603 tons in fiscal 2011, an increase of 23.4%, enabled by the higher production and strong market demand in India as well as in the rest of Asia.

•

zinc ingot sales in the domestic market increased from 385,881 tons in fiscal 2010 to 411,617 tons in fiscal 2011, an increase of 6.7%. Our domestic sales as a percentage of total sales decreased from 66.8% in fiscal 2010 to 57.8% in fiscal 2011. Export sales increased from 191,805 tons of zinc in fiscal 2010 to 300,986 tons of zinc in fiscal 2011, an increase of 56.9% due to better demand in the global market.

•	the daily average zinc cash settlement price on the LME increased from $1,936 per ton in fiscal 2010 to $2,185 per ton in fiscal 2011, an increase of 12.9%.

•

zinc concentrate sales decreased from 223,489 dry metric tons in fiscal 2010 to 65,957 dry metric tons in fiscal 2011. This decrease was primarily due to higher captive consumption. We sold surplus lead concentrate of 30,929 dry metric tons in fiscal 2010 and 38,457 dry metric tons in fiscal 2011 to third parties. This increase was primarily due to the availability of surplus lead concentrate.

•

lead ingot production decreased from 64,319 tons in fiscal 2010 to 57,294 tons in fiscal 2011, a decrease of 10.9%, as a result of unplanned shutdown of lead smelter at Chanderiya. Lead ingot sales decreased from 64,391 tons in fiscal 2010 to 57,229 tons in fiscal 2011, a decrease of 11.1%, due to decrease in production.

•

silver ingot production increased from 138,550 kg in fiscal 2010 to 148,082 kg in fiscal 2011, an increase of 6.9%, primarily due to higher silver content in the mined ore. The daily average silver London Bullion Market Association, or LBMA, price increased by 51.6% in fiscal 2011 as compared to fiscal 2010. Sale of silver ingots increased from 139,130 kg in fiscal 2010 to 146,558 kg in fiscal 2011, an increase of 5.3% enabled by the increase in production.

•	the daily average lead cash settlement price on the LME increased from $1,990 per ton in fiscal 2010 to $2,244 per ton in fiscal 2011, an increase of 12.8%.

Operating profit in the zinc segment increased from Rs. 44,071 million in fiscal 2010 to Rs. 50,914 million ($1,143.1 million) in fiscal 2011, an increase of Rs. 6,843 million, or 15.5%. Operating margin decreased from 55.5% in fiscal 2010 to 51.7% in fiscal 2011. The increase in operating income was primarily due to the increase in the daily average zinc and lead LME prices of 12.9 % and 12.8%, respectively, between fiscal 2010 and fiscal 2011, and increase in sales volume, partially offset by an appreciation of the Indian Rupee against the US dollar and higher operating costs.

Zinc International

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,965 million ($260.2 million). On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition. For further information, see “Item 4. Our Business – Our Zinc International Business”.

Revenue and operating profit in the Zinc International business segment was Rs. 9,961 million ($ 223.6 million) and Rs. 1,592 million ($ 35.7 million) respectively for the period from the respective acquisition dates till March 31, 2011.

Aluminum

Revenue to external customers in the aluminum segment increased from Rs. 28,289 million in fiscal 2010 to Rs. 30,175 million ($677.5 million) in fiscal 2011, an increase of Rs. 1,886 million, or 6.7%. This increase was primarily due to the 20.8% increase in daily average aluminum LME prices in fiscal 2011 compared to fiscal 2010 which was partially offset by appreciation of the Indian Rupee against the US dollar by 3.9% between fiscal 2010 and 2011 and lower volume during the year as compared to the previous year. Specifically:

•

aluminum production decreased from 268,425 tons in fiscal 2010 to 255,298 tons in fiscal 2011, a decrease of 4.9%, primarily due to the complete ramp down of the old 100,000 tpa smelter at Korba. However production from the new smelter at Korba slightly increased by 1.5% from 249,552 tons in fiscal 2010 to 253,392 tons in fiscal 2011.

•

aluminum sales decreased from 267,802 tons in fiscal 2010 to 247,412 tons in fiscal 2011, a decrease of 7.6%, due to captively consumption of 7,418 MT of Rolled Products and 1,438 MT Busbars in the smelter expansion project. Sales of aluminum ingots decreased from 51,069 tons in fiscal 2010 to 26,510 tons in fiscal 2011, a decrease of 48.1%, as a result of the phased shutdown of the old Korba smelter. Wire rod sales increased from 148,239 tons in fiscal 2010 to 160,723 tons in fiscal 2011, an increase of 8.4%, as a result of increased production and increased demand for this product, particularly in the electrical sector, and reflects our continued focus on the sale of value-added products. Rolled product sales decreased from 65,419 tons in fiscal 2010 to 60,149 tons in fiscal 2011, a decrease of 8.1%, primarily due to captively consumption of 7,418 MT of Rolled Products in the smelter expansion project.

•

aluminum sales in the domestic market decreased from 250,970 tons in fiscal 2010 to 241,894 tons in fiscal 2011, a decrease of 3.6%, due to captive consumption of 7,418 MT of Rolled Products and 1,438 MT Busbars in the smelter expansion project. Our aluminum exports decreased from 16,832 tons in fiscal 2010 to 5,518 tons in fiscal 2011, as a result of higher premiums in the domestic market. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 93.7% in fiscal 2010 to 97.8% in fiscal 2011, due to the increased demand of the value added product in the domestic market, particularly in the power market.

•	the daily average aluminum cash settlement price on the LME increased from $1,868 per ton in fiscal 2010 to $2,257 per ton in fiscal 2011, an increase of 20.8%.

Operating profit in the aluminum segment increased from Rs. 3,189 million in fiscal 2010 to Rs. 3,495 million ($78.5 million) in fiscal 2011, an increase of Rs. 306 million, or 9.6%. Operating margin increased from 11.2% in fiscal 2010 to 11.6% in fiscal 2011. The increase in operating profit was primarily due to increase in the daily average aluminum LME price.

Power

Revenue in the power segment increased from Rs. 6,572 million in fiscal 2010 to Rs. 7,282 million ($163.5 million) in fiscal 2011, an increase of Rs. 710 million, primarily due to sale of power generated by the 270 MW power plant at Korba in external power market and sale of power from Sterlite Energy’s first unit of 600 MW power plant commissioned during the fourth quarter of fiscal 2011 which was partially offset by lower realization in 270 MW power plant at Korba.

Operating profit in the power segment decreased from Rs. 3,445 million in fiscal 2010 to Rs. 2,437 million ($54.7 million) in fiscal 2011, a decrease of Rs. 1,008 million, primarily due to lower realization, higher cost of generation of power and higher depreciation.

Others

Operating loss in our other business segment increased from Rs. 9 million in fiscal 2010 to Rs. 62 million ($1.4 million) in fiscal 2011.

Investment and Other income

Investment and other income increased from Rs. 13,811 million in fiscal 2010 to Rs. 21,933 million ($492.4 million) in fiscal 2011, an increase of Rs. 8,122 million ($182.4 million), or 58.8%, primarily due to an increase in fair value gain on financial assets held for trading (net of dividend income), an increase in interest income on bank deposits, loans and receivables consequent to increased deployment of funds in bank deposits, loans and receivables.

Finance costs

Finance costs decreased from an income of Rs. 214 million in fiscal 2010 to an income of Rs. 1,096 million ($24.6 million) in fiscal 2011. This decrease in finance costs was primarily due to an increased gain on fair value of conversion option offset by a decrease in foreign exchange gain.

Share in profit / loss of associate

Share in profit of associate was Rs. 2,051 million in fiscal 2010. Share in the loss of associate was Rs. 3,082 million ($69.2 million) in fiscal 2011. The decrease is primarily related to interest cost relating to loans taken for expansion of projects as well as increased depreciation.

Tax expense

Tax expense increased from Rs. 13,247 million in fiscal 2010 to Rs. 18,810 million ($422.3 million) in fiscal 2011. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 18.9% in fiscal 2010 and 21.5% in fiscal 2011. The effective tax rate was higher in fiscal 2011 primarily due to lower tax exemption for the export oriented units as compared to fiscal 2010, which were partially offset by tax holiday exemptions for the new zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India, tax holiday exemption on the newly commissioned 16 MW wind power plant and 80 MW thermal captive power plant at our zinc business and 540 MW thermal captive power plant at our aluminum business, and higher tax free dividend and investment income.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 17,400 million in fiscal 2010 to Rs. 19,813 million ($444.8 million) in fiscal 2011, an increase of Rs. 2,413 million ($54.2 million), or 13.9%. This increase was mainly due to higher profits in our zinc business and new acquisitions in fiscal 2011. Non controlling interest as a percentage of profit decreased from 30.7% in fiscal 2010 to 28.8% in fiscal 2011.

Comparison of years ended March 31, 2009 and March 31, 2010

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from Rs. 212,192 million in fiscal 2009 to Rs. 244,903 million in fiscal 2010, a increase of Rs. 32,711 million, or 15.4%. Revenue increased primarily as a result of an increase in sales volume in our copper and zinc businesses due to higher production, higher daily average LME prices in copper and zinc segment, sale of power from BALCO’s 270 MW power plant at Korba due to the planned permanent shut down of the old 100,000 tpa aluminum smelter, partially offset by appreciation of the Indian Rupee against the US dollar by 3.3%, lower daily average LME prices in aluminum segments, lower by- product realizations and lower production in our aluminum segment due to the shut down of the 100,000 tpa aluminum smelter at BALCO’s Korba facility.

Other operating income decreased from Rs. 3,750 million in fiscal 2009 to Rs. 1,907 million in fiscal 2010, a decrease of Rs. 1,843 million, or 49.1%. The decrease was primarily due to the sale of power on a merchant basis from the 270 MW power plant pursuant to the permanent shutdown of BALCO’s smelter at Korba and the recognition of Rs. 491 million in amounts due to us from an insurance policy covering loss of profit on account of the unplanned shut down of the cooling tower at the Tuticorin facility, which covered a substantial portion of our estimated losses during fiscal 2009.

Operating profit increased from Rs. 43,090 million in fiscal 2009 to Rs. 53,834 million in fiscal 2010, an increase of Rs. 10,744 million, or 24.9%. The increase was due to higher sales volumes from our copper and zinc business, rise in the daily average LME prices of zinc and copper and an increase in TcRc in the copper business by 16.2%, which was partially offset by decline in the daily average LME prices of aluminum. In addition, during the fiscal 2010, 250 BALCO employees retired and we incurred voluntary retirement services expenses pursuant to our voluntary retirement scheme which resulted in a decrease in our operating profit by Rs. 234 million. Operating margin increased from 20.3% in fiscal 2009 to 22.9% in fiscal 2010 as a result of an increase in the operating margins in our zinc business due to increases in the daily average zinc LME prices.

Contributing factors to our consolidated operating income were as follows:

•

cost of sales increased from Rs. 165,097 million in fiscal 2009 to Rs. 181,928 million in fiscal 2010, an increase of Rs. 16,831 million, or 10.2%. Cost of sales increased primarily due to higher input prices, higher production volumes in our copper and zinc business and increase in capacity of zinc business. Cost of sales as a percentage of revenue decreased from 77.8% in fiscal 2009 to 74.3% in fiscal 2010 due to the higher daily average copper and zinc LME prices in fiscal 2010.

•

distribution expenses decreased slightly from Rs. 3,388 million in fiscal 2009 to Rs. 3,022 million in fiscal 2010, a decrease of Rs. 366 million, or 10.8%. As a percentage of revenue, however, selling and distribution expenses also decreased from 1.6% in fiscal 2009 to 1.2% in fiscal 2010.

•

administration expenses increased from Rs. 4,367 million in fiscal 2009 to Rs. 8,026 million in fiscal 2010, an increase of Rs. 3,659 million, or 83.8%, primarily as a result of the drawing of letter of credit of $50 million by Asarco, impairment of assets held for sale at BALCO and increase in exploration and technical consultancy costs at HZL. As a percentage of revenue, administration expenses increased from 2.1% in fiscal 2009 to 3.3% in fiscal 2010. These expenses increased primarily in our zinc and aluminum business as a result of an increase in capacities and the scale of our operations.

Copper

Revenue in the copper segment increased from Rs. 116,525 million in fiscal 2009 to Rs. 130,608 million in fiscal 2010, an increase of Rs. 14,083 million, or 12.1%. This increase was primarily due to higher sales volume of copper cathodes and higher daily average copper LME prices, which was partially offset by appreciation of the Indian Rupee against the US dollar by 3.3% between fiscal 2009 and 2010. Specifically:

•

copper cathode production increased from 312,833 tons in fiscal 2009 to 334,202 tons in fiscal 2010, a increase of 6.8%. The production in the fiscal 2009 was lower as compared to the fiscal 2010, primarily due to the planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and stabilization issues faced during post shut down ramp-up. Copper cathode sales increased from 92,163 tons in fiscal 2009 to 136,362 tons in fiscal 2010, an increase of 47.9%, due to increased production.

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

Operating profit in the copper segment decreased from Rs. 11,121 million in fiscal 2009 to Rs. 3,138 million in fiscal 2010, a decrease of Rs. 7,983 million, or 71.8%. Operating margin decreased from 9.5% in fiscal 2009 to 2.4% in fiscal 2010. The decrease in operating profit was primarily due to decline in by-product realization, which was partially offset by an appreciation of the Indian Rupee against the US dollar by 3.3% between fiscal 2009 and 2010. In particular:

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

Zinc

Revenue in the zinc segment increased from Rs. 55,724 million in fiscal 2009 to Rs. 79,434 million in fiscal 2010, an increase of Rs. 23,710 million, or 42.5%. This increase was primarily due to a 23.9% increase in the daily average zinc LME price in fiscal 2010 as compared to fiscal 2009, an increase in sales volume enabled by increased production and partially offset by an appreciation of the Indian Rupee against the US dollar by 3.3% between fiscal 2009 and 2010. Specifically:

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

•

zinc concentrate sales increased from 76,261 dry metric tons in fiscal 2009 to 223,489 dry metric tons in fiscal 2010. This increase was primarily due to lower captive consumption. We sold surplus lead concentrate of 56,487 dry metric tons in fiscal 2009 and 30,929 dry metric tons in fiscal 2010 to third parties. This decrease was primarily due to the non-availability of surplus lead concentrate as a result of higher consumption of lead concentrate to produce metal with a higher concentration of lead at the ISPTM pyrometallurgical smelter.

•

lead ingot production increased from 60,323 tons in fiscal 2009 to 64,319 tons in fiscal 2010, an increase of 6.6%, as a result of improved production of lead from the pyrometallurgical process. Lead ingot sales increased from 60,564 tons in fiscal 2009 to 64,391 tons in fiscal 2010, an increase of 6.3%, enabled by the increase in production.

•

silver ingot production increased from 105,555 kg in fiscal 2009 to 138,550 kg in fiscal 2010, an increase of 31.3%, primarily due to higher silver content in the mined ore. The daily average silver London Bullion Market Association, or LBMA, price increased by 14.4% in fiscal 2010 as compared to fiscal 2009. Sale of silver ingots increased from 103,126 kg in fiscal 2009 to 139,130 kg in fiscal 2010, an increase of 34.9% enabled by the increase in production.

•	the daily average lead cash settlement price on the LME increased from $1,660 per ton in fiscal 2009 to $1,990 per ton in fiscal 2010, a increase of 19.9%.

Operating profit in the zinc segment increased from Rs. 25,158 million in fiscal 2009 to Rs. 44,071 million in fiscal 2010, a increase of Rs. 18,913 million, or 75.2%. Operating margin increased from 45.1% in fiscal 2009 to 55.5% in fiscal 2010. The increase in operating income was primarily due to the increase in the daily average zinc and lead LME prices of 23.9 % and 19.9%, respectively, between fiscal 2009 and fiscal 2010, and increase in sales volume, partially offset by an appreciation of the Indian Rupee against the US dollar and higher operating costs.

Aluminum

Revenue to external customers in the aluminum segment decreased from Rs. 39,170 million in fiscal 2009 to Rs. 28,289 million in fiscal 2010, a decrease of Rs. 10,881 million, or 27.8%. This decrease was primarily due to the complete ramp down of the old 100,000 tpa smelter at Korba on June 5, 2009 and a 16.4% decrease in daily average aluminum LME prices in fiscal 2010 compared to fiscal 2009, appreciation of the Indian Rupee against the US dollar by 3.3% between fiscal 2009 and 2010. Specifically:

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

Operating profit in the aluminum segment decreased from Rs. 6,494 million in fiscal 2009 to Rs. 3,189 million in fiscal 2010, a decrease of Rs. 3,305 million, or 50.9%. Operating margin decreased from 16.5% in fiscal 2009 to 11.2% in fiscal 2010. The decrease in operating profit was primarily due to the shut down of the old 100,000 tpa smelter at Korba and a decrease in the daily average aluminum LME price.

Power

Revenue in the power segment increased from Rs. 773 million in fiscal 2009 to Rs. 6,572 million in fiscal 2010, an increase of Rs. 5,799 million, primarily due to sale of power generated by the 270 MW power plant at Korba in external power market to optimize our returns following the closure of our old aluminum smelter at BALCO’s Korba facility.

Operating profit in the power segment increased from Rs. 323 million in fiscal 2009 to Rs. 3,445 million in fiscal 2010, an increase of Rs. 3,122 million, primarily due to sale of power in the external market generated by the 270 MW power plant at Korba.

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

Others

Operating loss in our other business segment increased from Rs. 6 million in fiscal 2009 to Rs. 9 million in fiscal 2010.

Investment and Other income

Investment and other income decreased from Rs. 18,772 million in fiscal 2009 to Rs. 13,811 million in fiscal 2010, a decrease of Rs. 4,961 million, or 26.4%, primarily due to exchange loss on loans to subsidiaries and affiliates.

Finance costs

Finance costs decreased from Rs. 6,244 million in fiscal 2009 to an income of Rs. 214 million in fiscal 2010, a decrease of Rs. 6,458 million, or 103.4%. The decrease in finance cost was primarily due to foreign exchange gains.

Share in profit / loss of associate

Share in loss of associate was Rs. 3,160 million in fiscal 2009. Share in the profit was Rs. 2,051 million in fiscal 2010. The increase is primarily related to foreign exchange gains.

Tax expense

Tax expense increased from Rs. 7,782 million in fiscal 2009 to Rs. 13,247 million in fiscal 2010. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 14.8% in fiscal 2009 and 18.9% in fiscal 2010. The effective tax rate was higher in fiscal 2010 primarily due to lower tax exemption for the export oriented units as compared to fiscal 2009, which were partially offset by tax holiday exemptions for the new zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India, tax holiday exemption on the newly commissioned 16 MW wind power plant and 80 MW thermal captive power plant at our zinc business and 540 MW thermal captive power plant at our aluminum business, and higher tax free dividend and investment income.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 12,448 million in fiscal 2009 to Rs. 17,400 million in fiscal 2010, an increase of Rs. 4,952 million, or 39.8%. This increase was mainly due to higher profits in our zinc business in fiscal 2010. Non-controlling interest as a percentage of profit increased from 27.9% in fiscal 2009 to 30.7% in fiscal 2010.

Liquidity and Capital Resources

Comparison of years ended March 31, 2010 and March 31, 2011

Liquidity

As of March 31, 2011, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 224,598 million ($5,042.6 million) and no significant near-term debt redemption obligations, and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 50,603 million ($1,136.1 million). We expect that our current cash and short term investments, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years We also obtained cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs and by issue of FCCNs during 2010. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, recent global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations”.

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

Our business is heavily dependent on plant and machinery for the production of our copper, zinc and aluminum products, as well as investments in our mining operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal 2009, 2010 and 2011 were Rs. 40,623 million, Rs. 61,875 million and Rs. 50,016 million ($1,122.9 million), respectively, largely due to our capacity expansion and new projects across our zinc, aluminum and energy businesses.

We currently expect capital expenditures of approximately Rs. 6,090 million ($136.7 million) over the next year by HZL to complete brownfield expansion projects to increase HZL’s lead production capacity by 100,000 tpa, increase mining output and silver production, which would increase HZL’s zinc-lead production capacity to 1,064,000 tpa with fully integrated mining and captive power generation capacities. These projects are being undertaken at HZL’s Rajpura Dariba complex, Sindesar Khurd and Kayar mines in the State of Rajasthan in Northwest India. The Sindesar Kurd mine along with its associated mill was commissioned in fiscal 2011. The Kayar mine is expected to start mining activity progressively from mid-2013.

BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh at an estimated cost of Rs. 46,500 million ($1,044.0 million) consisting of four units of 300 MW each. These units will be commissioned progressively, by the second quarter of fiscal 2013. The capital expenditure spent on this project as of March 31, 2011 is Rs. 30,674 million ($688.7 million).

In order to enhance aluminum production capacity to 1.0 million tons, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh on August 8, 2007, for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh, at an estimated cost of Rs. 81,000 million ($1,818.6 million). BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminum smelter at an estimated cost of Rs. 38,000 million ($853.2 million) which uses pre-baked technology from the Guiyang Aluminium—Magnesium Design & Research Institute, or GAMI, of China. The project is scheduled to be commissioned in the second quarter of fiscal 2013. The capital expenditure spent on this project as of March 31, 2011 is Rs. 15,715 million ($352.8 million).

Sterlite Energy is investing approximately Rs. 82,000 million ($1,841.0 million) to build a 2,400 MW thermal coal-based sub-critical power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. As of March 31, 2011, Rs. 57,105 million ($1,282.1 million) has been spent on the project.

The 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India is expected to be completed by second quarter of fiscal 2014 at an estimated cost of Rs. 92,450 million ($2,075.7 million). In addition, TSPL signed an MoU with the Government of Punjab in October 2010 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660MW. The estimated cost for the additional unit is Rs. 25,000 million ($561.3 million) and is expected to be completed in the fourth quarter of fiscal 2014. As of March 31, 2011, we had spent Rs. 16,733 million ($375.7 million) on this project.

In fiscal 2012 and 2013, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of Rs. 7,817 million ($175.5 million) and Rs. 9,221 million ($207.0 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on September 23, 2011 of Rs. 125.9 ($2.8) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 1,247,950,590 shares of HZL would be Rs. 157,117 million ($3,527.5 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

In addition, we have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO, although the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

We may in the future make acquisitions of mines, plants or minerals and metals businesses that complement or enhance our existing businesses.

We have consistently paid dividends including tax on dividend amounting to Rs. 3,315 million for fiscal 2009, Rs. 3,437 million for fiscal 2010 and Rs. 3,674 million ($82.5 million) in fiscal 2011.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements.

Net Cash provided by/ used in Operating Activities

Net cash provided by continuing operating activities was Rs. 127,529 million ($2,863.2 million) in fiscal 2011 compared to net cash provided by continuing operating activities of Rs. 14,249 million in fiscal 2010. The cash used in operating assets and liabilities (working capital) in fiscal 2011 was Rs.898 million ($20.1 million) compared to net cash provided Rs. 1,082 million in fiscal 2010. We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 117,582 million in fiscal 2010 and Rs. 128,562 million ($2,886.4 million) in fiscal 2011. The net cash used in to acquire the zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, 74.0% stake in BMM and 100.0% stake in Lisheen was Rs. 53,526 million ($1,210.7 million) and the cash used in towards our expansion projects across our copper, zinc, power and aluminum businesses was Rs. 50,016 million ($1,122.9 millon).

Net Cash Provided by Financing Activities

Net cash provided by financing activities was Rs. 20,650 million ($463.6 million) in fiscal 2011, primarily as a result of the net proceeds from long-term and short-term debts of Rs. 23,477 million ($527.1 million) and an increase in working capital loan of Rs. 1,692 million ($38.0 million) which were partially offset by net repayment of acceptances of Rs. 4,676 million ($105.0 million) and payment of dividends of Rs. 4,743 million ($106.5 million). Net cash provided by financing activities was Rs. 102,322 million in fiscal 2010 primarily as a result of net proceeds from short term and long term debts of Rs 9,403 million which were partially offset by repayment of working capital loan of Rs 1,194 million and by a payment of dividends of Rs. 4,163 million. Net cash provided by financing activities includes Rs 76,529 million in fiscal 2010 as a result of proceeds from the ADS offering, net of expense.

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

Comparison of years ended March 31, 2009 and March 31, 2010

Liquidity

As of March 31, 2010, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 213,043 million and no significant near-term debt redemption obligations and we had, on a standalone basis, cash and short term investments totaling Rs. 82,325 million. We expect that our current cash and short term investments, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years. We also obtained cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs during 2010. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, recent global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations”.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements.

Net Cash Provided by Operating Activities

Net cash provided by continuing operating activities was Rs. 14,249 million in fiscal 2010 compared to net cash provided by continuing operating activities of Rs. 72,103 million in fiscal 2009. The cash provided by operating assets and liabilities (working capital) in fiscal 2010 was Rs. 1,082 million. The cash provided by operating assets and liabilities in fiscal 2009 was Rs. 8,220 million. We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 94,813 million in fiscal 2009 and Rs. 117,582 million in fiscal 2010. The major part of the cash used in investing activities for fiscal 2009 and 2010 was towards our expansion projects across our copper, zinc, power and aluminum businesses. We also used cash to loan to subsidiaries and affiliates.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was Rs. 102,322 million in fiscal 2010, primarily as a result of the net proceeds from long-term and short-term debts of Rs. 9,403 million which were partially offset by repayment of working capital loan of Rs. 1,194 million and payment of dividends of Rs. 4,163 million. Net cash provided by financing activities includes Rs 76,529 million in fiscal 2010 as a result of proceeds from the ADS offering, net of expense. Net cash provided by financing activities was Rs. 13,442 million in fiscal 2009 primarily as a result of a net proceeds from short term and long term debts of Rs 15,388 million which were partially offset by repayment of working capital loan of Rs 3,588 million and by a payment of dividends of Rs. 3,812 million.

Outstanding Loans

The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of March 31, 2011 were as follows:

Working capital loans

We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit, bank guarantees and bills discounting. Amounts due under working capital loans as of March 31, 2010 and March 31, 2011 were Rs. 1,337 million and Rs. 3,029 million ($68.0 million) respectively. The working capital loan of Rs. 3,029 million ($68.0 million) outstanding as of March 31, 2011 consist of Rs. 1,069 million ($24.0 million) and Rs.1,050 million ($23.6 million) under a US dollar denominated loan at SIIL and Fujairah, respectively, Rs. 401 million ($9.0 million) at Sterlite Energy and Rs. 509 million ($11.4 million) at BALCO under a cash credit facility. Interest on the working capital loan facility under US dollar denominated is based on the London Inter-Bank Offer Rate, or LIBOR, plus 85 basis points and 180 basis points for SIIL and Fujairah respectively. Weighted average interest on cash credit facility is 10.9%. The working capital loans of BALCO and Sterlite Energy are secured against the current assets and movable and immovable properties of the respective entities except for US Dollar denominated loan facility as of March 31, 2011 at Fujairah which is secured against the inventories and receivables of Fujairah and corporate guarantees by Vedanta Resources Plc. The SIIL US Dollar denominated loan facility is unsecured.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $25.0 million from DBS Bank Limited, arranged by DBS Bank Limited, Mumbai Branch, to meet its capital expenditure requirement on projects. The rate of interest payable on this facility is LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as of March 31, 2010 and March 31, 2011 was $25 million (Rs.1,089 million).

In June 29, 2009, Sterlite Energy entered into US dollar denominated secured term loan facility of $140.0 million with India Infrastructure Finance (UK) Company Limited as lender and SBI as facility agent to finance the costs of purchasing machinery and equipment from overseas, supplied in connection with the building of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The rate of interest payable under this facility is six-month LIBOR plus 480 basis points from August 2009. 60% of the loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility, 36% of the loan amount is repayable at the end of 12 years from June 29, 2009 in a single installment and the balance 4% of the outstanding loan is repayable in eight quarterly installments commencing from December 2022. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. As of March 31, 2011, Sterlite Energy has not drawn down on the loan.

In February 2011, on account of the acquisition of BMM, short term borrowing from Exxaro Base Metals (Proprietary) Limited (“Exxaro”) amounting to ZAR 218.7 million was also extended. Exxaro owns 26.0%

non-controlling equity interest in BMM. This loan is subordinated to the other debt until such time that BMM’s total current and non-curent assets’ fair value exceed its total current and non-current liabilities. As of March 31, 2011, the balance due under this loan was Rs. 1,426 million ($32.0 million).

In February 2011, THLZL took a short term borrowing from VRHL for the acquisition of BMM amounting to $348.5 million. This loan is bearing an interest rate of LIBOR plus 200 basis points and is repayable within one year. As of March 31, 2011, the balance due under this loan was Rs. 4,845 million ($108.8 million). This loan is unsecured.

Term loans

As of March 31, 2011, the Company had three term loans which consist of two term loans from ICICI Bank Limited, or ICICI Bank and one term loan from Jammu and Kashmir Bank, or J&K Bank.

Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited, or IFL in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate or I-BAR. The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to SIIL pursuant to the novation agreement, has an effective interest rate of 10.5% from December 2009, and is repayable in 12 quarterly installments beginning from November 2008, of which Rs. 619 million was paid by March 31, 2011. The second loan of Rs. 250 million has an effective interest rate of 11.0% per annum is repayable in 16 quarterly installments beginning from November 2008, of which Rs. 156 million was repaid by March 31, 2011. As of March 31, 2011, SIIL had repaid Rs. 775 million of these loans, out of the total loan amount of Rs. 1,023 million. As of March 31, 2010, and March 31, 2011 the balances due under the two loans were Rs. 558 million and Rs. 248 million ($5.6 million), respectively. These loans are unsecured.

In June 2009, Sterlite Energy obtained an Indian Rupee term loan facility of Rs. 1,000 million from J&K Bank, of which Rs. 200 million had been drawn down. The interest rate of the loan is 25 basis points below SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As of March 31, 2010 and March 31, 2011 the balance due under the loan was Rs. 200 million ($4.5 million). This is an unsecured loan.

In June 29, 2009, Sterlite Energy entered into an Indian Rupee term loan facility from a syndicate of banks, with SBI acting as facility agent, of Rs. 55,690 million ($1,250.3 million), to finance the cost of building a 2,400 MW thermal coal-based power facility at Jharsuguda in the State of Orissa. The interest rate is 25 basis points below SBAR. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. The loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility. As of March 31, 2011, Sterlite Energy has not drawn down on this facility. All amounts drawn down by Sterlite Energy under the loan facilities granted by IDBI, SBI, PNB and J&K Bank will be deemed to be a draw down under this loan facility from the initial draw down date of this facility.

Buyers’ credit

Sterlite Energy had utilized extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2010, and March 31, 2011, the balance due under this facility was Rs. 13,717 million and Rs. 10,191 million ($228.8 million), respectively. These loans are outstanding as on March 31, 2011 and bear interest at LIBOR plus 148 basis points. These are unsecured debts.

BALCO availed buyers’ credit facility from DBS Bank Limited, Singapore for meeting project expenditure requirements on January 2009. As of March 31, 2010 and March 31, 2011, the balances due under this facility were Rs. 1,126 million and Rs. 1,112 million ($25.0 million), respectively. These loans bear interest at LIBOR plus 70 basis points. The balance due under the said facility is repayable from September 2011 to January 2012. These loans bear an interest at LIBOR plus 70 basis points. These are unsecured debts.

In April 2009, BALCO obtained a one time capex letter of credit limit of $100 million from SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. As of March 31, 2010 and March 31, 2011, the balance outstanding under this facility was Rs. 4,337 million and Rs. 4,317 million ($96.9 million), respectively. The interest rate on this facility is LIBOR plus 200 basis points. The balance due under the said facility is repayable from November 2011 to April 2012. The facility was funded by SBI Hongkong and the Bank of Baroda London.

In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As of March 31, 2010 and March 31, 2011, the balance outstanding under this facility was Rs. 4,145 million and Rs. 4,093 million ($91.9 million), respectively.The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from December 2011 to November 2012. The facility was funded by SBI Hong Kong, SBI Singapore, the Bank of Baroda, London and DBS Bank, Singapore.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets to be imported under the facility. As of March 31, 2010 and 2011, the balance outstanding under this facility was Rs.930 million and Rs. 4,931 million ($110.7 million), respectively. The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from March 2012 to December 2012. The facility was funded by SBI Tokyo, HSBC Mauritius, Bank of Baroda London, Bank of Baroda New York, SBI Bahrain and SBI Canada.

In May 2010, BALCO obtained uncommitted buyers credit facility of $50 million from DBS Bank Limited, Singapore for the import of capital goods for projects. The facility is secured by first pari passu charge on capital goods imported under the facility and the creation of charge is pending on March 31, 2011. the interest rate on this facility is LIBOR plus 175 basis points. Although the outstanding balance is repayable from April 2012 to June 2013, the bank may at its absolute discretion demand immediate repayment of amounts outstanding under this uncommitted buyers credit facility. The balance outstanding under the facility as on March 31, 2011 is Rs. 1,226 million ($27.5 million).

In December 2010, BALCO obtained a non-fund based limit of Rs. 2,500 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets to be imported under the facility. As of March 2011, the balance outstanding under this facility was Rs. 871 million ($19.6 million) .The interest rate on this facility is LIBOR plus 198 basis points. The said outstanding amount is repayable from June 2013 to February 2014. The facility was funded by Bank of Baroda London, Bank of Baroda New York and SBI Bahrain.

In August 2010, Talwandi Sabo obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and a first charge on a pari passu basis on all the movable assets of Talwandi Sabo. As of March 2011, the balance outstanding under this facility was Rs. 911 million ($20.5 million) .The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from July 2013 to February 2014.

Non-convertible debentures

In April 2003, SIIL issued Rs.1,000 million Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million , due in April 2010 and Tranche B, in the amount of Rs. 600 million , due in April 2013. Interest payable on these debentures is linked to annualized Government of India securities rates plus 190 basis points. These debentures are secured by certain of the Company’s immovable properties. The current interest rate is fixed at 8.24%. As of March 31, 2010, and March 31, 2011 the outstanding balances were Rs. 1,000 million and Rs. 600 million ($13.5 million), respectively.

In November 2008, BALCO issued Rs. 5,000 million in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures.

Talwandi Sabo has issued non convertible debentures, or NCD, of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs. 7,500 million was issued in December 2010 and the second tranche for the balance amount was issued in January 2011. The NCDs are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by SIIL. Debentures have a tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As of March 31, 2011 amount outstanding was Rs. 14,963 million ($335.9 million).

Commercial paper

In March 2011, we issued Rs.12,000 million Indian Rupee denominated commercial paper to various mutual fund companies at a coupon rate of 9.73% per annum. The effective discount rate was 9.67% per annum. The commercial paper was issued for short periods and the maturity periods for the commercial paper was June 21, 2011. As of March 31, 2011, the commercial paper outstanding balance is Rs. 11,745 million ($263.7 million).

Convertible notes

Convertible Senior Notes ,or Convertible Notes, due 2014

On October 29, 2009, we raised US$500 million by issue of 4.0% Convertible Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS now represents four equity shares. Prior to the bonus issue and the share split of the equity shares of the Company on June 25, 2010, each ADS represented one equity share.) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS . The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, we have a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which the company is required to pay contractually on October 30, 2014 is US$500 million, unless previously converted, redeemed or purchased and cancelled.

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

The conversion option amounting to Rs. 5,963 million and Rs. 2,757 million ($61.9 million) and un-amortised borrowing costs amounting to Rs. 242 million and Rs.131 million ($2.9 million) as of March 31, 2010 and March 31, 2011, respectively, are included along with the notes in statement of financial position. Change in the fair value of conversion option has been presented under Note 7 on Finance and other costs.

Export Obligations

We had export obligations of Rs. 86,229 million and Rs. 117,988 million ($2,649.0 million) as of March 31, 2010 and 2011 respectively on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If we are unable to meet these obligations, our liability would be Rs. 16,001 million ($359.3 million), reduced in proportion to actual exports. Due to the remote likelihood of us being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our consolidated financial statements.

Guarantees

As of March 31, 2011, we have given the following guarantees in the normal course of business:

•

Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 11,292 million and Rs. 12,022 million ($269.9 million) for the import of goods, including capital equipment at concessional rates of duty as of March 31, 2010 and 2011 respectively. We do not anticipate any liability on these guarantees.

•

Corporate guarantee of Rs. 34,000 million and Rs. 32,000 million ($718.5 million) on behalf of Vedanta Aluminium for obtaining credit facilities as of March 31, 2010 and 2011 respectively. We also issued corporate guarantees of Rs. 14,386 million and Rs. 14,384 million ($322.9 million) on behalf of Vedanta Aluminium for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India for the referred periods. Vedanta Aluminium is obliged to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. As of March 31, 2010 and 2011, we determined that we have no liability on these corporate guarantees.

•

Bank guarantee of AUD 5.0 million (Rs. 231 million or $5.2 million) as of March 31, 2011 (Previous year AUD 5.0 million or Rs. 207 million), in favor of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($7.2 million). These liabilities have been fully recognized in our consolidated financial statements. We do not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 134 million or $3.0 million) as of March 31, 2011 (Previous year AUD 2.9 million or Rs. 119 million), in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 132 million ($3 million). The environmental liability has been fully recognized in our consolidated financial statements. We do not anticipate any additional liability on these guarantees.

•

Performance bank guarantees amounting to Rs. 2,201 million and Rs. 3,678 million ($82.6 million) as of March 31, 2010 and 2011 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates with a maximum of up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2010 and 2011 was Rs. 1,203 million and Rs. 2,438 million ($54.7 million) respectively. We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 515 million and Rs. 182 million ($4.1 million) for litigation, against provisional valuation and for other liabilities as of March 31, 2010 and 2011 respectively. We do not anticipate any liability on these guarantees.

Our outstanding guarantees cover obligations aggregating Rs. 63,597 million and Rs. 64,704 million ($1,452.7 million) as of March 31, 2010 and 2011 respectively, the liabilities for which have not been recorded in our consolidated financial statements.

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2011:

Particulars	Payment Due by Period								( in millions)
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)
Bank loans and borrowings	41,454	930.7	7,817	175.5	13,705	307.7	4,127	92.7	15,805	354.8
Convertible Notes	19,922	447.3	—	—	—	—	19,922	447.3	—	—
Capital commitments	137,629	3,090.0	85,272	1,914.5	52,352	1,175.4	5	0.1	—	—

Total	199,005	4,468.0	93,089	2,090.0	66,057	1,483.1	24,054	540.1	15,805	354.8

Our total future commitments to settle contractual obligations as of March 31, 2011 were Rs. 199,005 million ($4,468 million), representing a Rs. 13,001 million ($291.9 million) increase as compared to our total future commitments to settle contractual obligations as of March 31, 2010.

We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this annual report.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 80,705 million ($1,812 million) as of March 31, 2011. Details of our guarantees are set out in “- Guarantees.” Details of our capital expenditures and commitments and contingencies are as follows:

Capital Expenditures and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures spent in fiscal 2009, 2010 and 2011:

	For Year Ended March 31,
	2009	2010	2011	2011
	(in millions)
Capital Expenditures	Rs. 40,623	Rs. 61,875	Rs. 50,016	$1,122.9

We had significant capital commitments as of March 31, 2010 and 2011 amounting to Rs. 123,305 million and Rs. 137,629 million ($3,090.0 million) respectively, related primarily to capacity expansion projects.

Contingencies

Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. As of March 31, 2010 and 2011, the total claim related to these liabilities is Rs. 5,158 million and Rs. 6,372 million ($143.1 million) respectively. The Company has evaluated these contingencies and estimated that some of these claims may result in loss contingencies and hence has recorded Rs. 101 million and Rs. 145 million ($3.3 million) as current liabilities as of March 31, 2010 and 2011 respectively.

The claims by third party claimants amounted to Rs. 4,897 million and Rs. 4,972 million ($111.6 million) as of March 31, 2010 and 2011 respectively. No liability has been recorded against these claims, based on our expectation that none of these claims will become our obligations. Although the results of legal actions cannot be predicted with certainty, it is the opinion of the Company’s management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote and, as a result, the resolution of these claims will not have a material effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability beyond what is stated above in relation to litigation matters in the consolidated financial statements.

Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and others amounting to Rs. 765 million and Rs. 2,095 million ($47.0 million), being the proportionate share of the Company in the referred contingencies as of March 31, 2010 and 2011 respectively. Therefore, the Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material effect on Company’s financial conditions or results of operations.

Recent Accounting Pronouncements

At the date of authorization of these consolidated financial statements, the following standards interpretations and amendments, which have not been applied in these financial statements, were in issue but were not yet effective:

IFRS 7 was amended in May 2010 and October 2010, as part of Improvements to IFRSs 2010. The effect of the amendments were to provide (a) qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures to form an overall picture of the nature and extent of risks arising from financial instruments and (b) help users of financial statements to evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. The amendments issued in May 2010 are effective for annual periods beginning on or after January 1, 2011 and those issued in October 2010 are effective for annual periods beginning on or after July 1, 2011. Early application is permitted. The Company is currently evaluating the impact, if any, the adoption of these amendments will have on the Company’s consolidated financial statements.

IAS 19 “Employee benefits” the amendments make important improvements by eliminating the option to defer the recognition of gains and losses, known as the “corridor” method, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), enhancing the disclosure requirements for defined benefit plans. IAS 19 is applicable prospectively from the financial year beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of these amendments will have on the Company’s consolidated financial statements.

The following new IFRSs were issued during the year and are applicable to annual reporting periods beginning on or after January 01, 2013.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, the adoption of this standard will have on the Company’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes the requirements relating to consolidated financial statement in IAS 27—“Consolidated and Separate Financial Statement” (amended 2008) and also supersedes SIC 12, “Consolidation—Special Purpose Entities”. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of this standard will have on the Company’s consolidated financial statements.

IFRS 11 “Joint Arrangements” classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. IFRS 11 supersedes IAS 31—“Interest in Joint Ventures” (amended 2008) and SIC 13—“Jointly Controlled Entities—Non Monetary Contribution by Ventures”. The Company is currently evaluating the impact, if any, the adoption of this standard will have on the Company’s consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 replaces disclosure requirements in IAS 27—“Consolidated and Separate Financial Statements” (amended 2008), IAS 28—“Investment in Associates” and IAS 31—“Interest in Joint Ventures” (amended 2008). The Company is currently evaluating the impact, if any, the adoption of this standard will have on the Company’s consolidated financial statements.

IFRS 13 “Fair value measurement” defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of this standard will have on the Company’s consolidated financial statements.

In May 2010, the IASB issued “Improvements to IFRS”—a collection of amendments to certain IFRSs—as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project.

The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2011, although entities are permitted to adopt them earlier.

Improvements to IFRSs issued in May 2010 approved amendments to :

IFRS 3 “Business Combinations”

IFRS 7 “Financial Instruments: Disclosures”

IAS 1 “Presentation of Financial Statements”

IAS 27 (revised 2008) “Consolidated and Separate Financial Statements”

IAS 34 “Interim Financial Reporting”

The Company is currently evaluating the impact, if any, the adoption of these improvements will have on the Company’s consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of seven directors.

The following table sets forth the name, age (as of March 31, 2011) and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position
Directors
Anil Agarwal(1)	58	Non-Executive Chairman
Navin Agarwal(2)	50	Whole Time Director and Executive Vice-Chairman
Dindayal Jalan(2)(3)(4)	54	Whole Time Director and Chief Financial Officer
Berjis Minoo Desai(1)(4)(6)(7)(8)	54	Non-Executive Director
Gautam Bhailal Doshi(1)(6)(7)	58	Non-Executive Director
Sandeep H. Junnarkar(4)(6)(7)(10)	59	Non-Executive Director
A.R. Narayanaswamy(6)(7)(9)	59	Non-Executive Director

Executive Officers
Mahendra Singh Mehta(11)	55	Group Chief Executive Officer and Chief Executive Officer, SIIL
Rajagopal Kishore Kumar(15) (16)	48	Chief Executive Officer, Zinc International Division
Vinod Bhandawat(12)	43	Chief Financial Officer, Konkola Resources Plc
Tarun Jain(13)	51	Director of Finance
A.Thirunavukkarasu	50	Group Head of Corporate Human Resource
Dilip Golani	45	President and Group Head of Management Assurance

Other Significant Employees

Copper Business
Jeyakumar Janakaraj	40	Chief Executive Officer, CMT

P. Ramnath(5)	52	Chief Executive Officer, Sterlite copper operations at Tuticorin and Silvassa
Zinc Business
Akhilesh Joshi(2)	57	Chief Operating Officer and Whole Time Director, HZL
Shyam Lal Bajaj	57	Chief Financial Officer, HZL

Zinc International Business
Rajagopal Kishore Kumar(15) (16)	48	Chief Executive Officer, Zinc International Division

Aluminum Business
S.K. Roongta(17)	61	Managing Director, Vedanta Aluminium Limited
Mansoor Siddiqi	57	Director, Vedanta Aluminium Limited
V. Ramanathan	51	Chief Financial Officer, Vedanta Aluminium Limited
Pramod Suri(2) (14)	53	Chief Executive Officer and Whole Time Director, Vedanta Aluminium Limited and Director of Sterlite Energy
Gunjan Gupta(2)	44	Chief Executive Officer and Whole Time Director, BALCO
Dinesh Mantri	45	Chief Financial Officer, BALCO
Bibhu Prasad Mishra	49	Chief Operating Officer, BALCO
Power Business
Baldev Krishnan Sharma	58	Chief Executive Officer and Whole Time Director, TSPL

Notes:
(1)	Member of the Remuneration Committee.
(2)	A “Whole Time Director” is a director who is employed full-time in rendering services to the management of the company with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies. In addition to Messrs. Dindayal Jalan, Akhilesh Joshi, Pramod Suri, Gunjan Gupta and Mr. Navin Agarwal is also considered to be a Whole Time Director. Mr.Mansoor Siddiqi ceased as Whole Time Director and was appointed as director of Vedanta Aluminim Limited with effect from February 18, 2011.
(3)	Appointed as a Whole Time Director with effect from December 24, 2008 for a period of two years. Mr. Jalan was re-appointed as Whole Time Director for a further period of two years with effect from December 24, 2010 to December 23, 2012. In addition, Mr. Jalan was our Chief Financial Officer prior to June 15, 2009 and was re-appointed as Chief Financial Officer with effect from March 31, 2011.
(4)	Member of the Shareholders’ and Investors’ Grievance Committee.
(5)	Appointed as Chief Executive Officer of Sterlite Copper Operations at Tuticorin and Silvassa with effect from September 8, 2011
(6)	Member of the Audit Committee.
(7)	Independent director. Mr. Sandeep H. Junnarkar and Mr. Gautam Bhailal Doshi, were appointed to the board of directors with effect from June 29, 2001. Mr. Berjis Minoo and Mr. A.R. Narayanaswamy were appointed to the board of directors on January 29, 2003 and July 23, 2011 respectively.
(8)	Chairman of the Remuneration Committee.

(9)	Chairman of the Audit Committee.
(10)	Chairman of the Shareholders’ and Investors’ Grievance Committee.
(11)	Appointed as Chief Executive Officer of SIIL with effect from March 31, 2011.
(12)	Ceased to be Chief Financial Officer of SIIL with effect from January 25, 2011.
(13)	Resigned as Whole Time Director with effect from March 31, 2009, following which he is no longer a director of our company. However, he remains an executive officer of the company as our Director of Finance.
(14)	Ceased to be Whole Time Director of BALCO with effect from October 1, 2009 and appointed as Whole Time Director of Sterlite Energy with effect from October 5, 2009.
(15)	Ceased to be Chief Executive Officer of SIIL with effect from March 31, 2011.
(16)	Appointed as Chief Executive Officer of Zinc International Division with effect from February 24, 2011.
(17)	Appointed as Managing Director of Vedanta Aluminium Limited with effect from June 2, 2011.

Directors

Anil Agarwal, who founded the Vedanta group in 1976, is our Non-Executive Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is based in the United Kingdom. In addition to his role as Non-Executive Chairman, Mr. Agarwal is also the executive chairman of Vedanta and a director of BALCO, STL, Sterlite Energy and Vedanta Aluminium. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004. Mr. Agarwal was also the chief executive officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 35 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and the brother of Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Navin Agarwal is our Executive Vice-Chairman and was appointed to our board of directors in August 2003. Mr. Agarwal is based in Mumbai, India. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of our organization. Mr. Agarwal joined our company at its inception. In addition to his role as Executive Vice-Chairman, Mr. Agarwal is also the chairman of KCM and MALCO, the deputy executive chairman of Vedanta and a Vice-Chairman of BALCO, HZL, Vedanta Aluminium, Sterlite Iron & Steel Company Limited, Sterlite Infrastructure Private Limited, Sterlite Infrastructure Holdings Private Limited, Malco Power Company Limited, Malco Industries Limited, Hare Krishna Packaging Private Limited,,Vedanta Resources Holdings Limited and Vedanta Resources Investments Limited. As between these various positions, Mr. Agarwal is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Agarwal has over 25 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management

Program at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Dindayal Jalan is our Whole Time Director and Chief Financial Officer. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our chief financial officer (metals) of our company. He was appointed as our chief financial officer in March 2003 and held that position until June 2009. Further Mr. Jalan was re-appointed as Chief Financial Officer of our company with effect from March 31, 2011. Mr. Jalan has been the chief financial officer of Vedanta since October 2005. Mr. Jalan is also a director of SOVL, Vedanta Resources Finance Limited, Vedanta Resources Jersey Limited, Vedanta Resources Jersey II Limited, Vedanta Investment Jersey Limited, Sesa Resources Limited (earlier V S Dempo & Company Private Limited ), Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited), TCM, CMT, TSPL, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Twinstar Energy Holdings Limited, Twinstar Mauritius Holdings Limited, THL Zinc Ventures Limited, THL Zinc Limited and Pecvest 17 (Proprietary) Limited., South Africa Mr. Jalan has over 32 years of experience working in various companies in the engineering, mining and non-ferrous metals industries. Mr. Jalan has a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India.

Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is based in Mumbai, India. Mr. Desai is a solicitor and has been the managing partner of Messrs J. Sagar Associates since April 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge, UK. Mr. Desai is also a director of several companies including The Great Eastern Shipping Company Limited, NOCIL Limited, Praj Industries Limited, Emcure Pharmaceuticals Limited, Greatship (India) Limited, Edelweiss Capital Limited, Centrum Fiscal Private Limited, Capricorn Studfarm Private Limited, Capricorn Agrifarms & Developers Private Limited, Capricorn Plaza Private Limited, Equine Bloodstock Private Limited, Deepak Nitrate Limited, Himatsingka Seide Limited, JSA Law Limited and JSA Lex Holdings Limited. The business address of Mr. Desai is Vakil’s House, 18 Sprott Road, Ballard Estate, Mumbai, Maharashtra 400001, India.

Gautam Bhailal Doshi is our Non-Executive Director and was appointed to our board of directors in December 2001. Mr. Doshi is based in Mumbai, India. Mr. Doshi is a chartered accountant. Since August 2005, he has been the group managing director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has more than 27 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Doshi is also a director of Reliance Communcations Infrastructure Limited, Reliance Media Works Limited, Reliance Anil Dhirubhai Ambani Group Limited, Reliance Big TV Limited, Reliance Life Insurance Company Limited, Reliance Telecom Limited, Sonata Investments Limited, Piramal Life Sciences Limited, Digital Bridge Foundation and Reliance Broadcast Network Limited. The business address of Mr. Doshi is Reliance Centre, 3rd Floor, 19 Walchand Hirachand Marg, Ballard Estate, Mumbai, Maharashtra 400038, India.

Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is based in Mumbai, India. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, as amended, or FEMA, and the Securities Contracts (Regulation) Act, 1956, or the SCRA. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director of Everest Industries Limited, Excel Crop Care Limited, IL&FS Infrastructure Development Corporation Limited, Jai Corp. Limited, Jai Realty Ventures Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Reliance Ports and Terminals Limited, Sterlite Energy Limited and Sunshield Chemicals Limited. The business address of Mr. Junnarkar is 311/312 Embassy Centre, Nariman Point, Mumbai, Maharashtra 400021 India.

A. R. Narayanaswamy is our additional non-executive director and was appointed to our board of directors in July 2011. He is based in Mumbai. He has over 35 years of experience as a Chartered Accountant. Mr. Narayanaswamy has a Bachelor of Commerce from the University of Mumbai. He is a member of the Institute of Chartered Accountants of India. He consults for companies in accounting, financial management and information technology areas across several industry verticals. Mr. Narayanaswamy is also a director of HZL, STL, IBIS Softec Solutions Private Limited, IBIS Logistics Private Limited and IBIS Systems and Solutions Private Limited.

Executive Officers

Mahendra Singh Mehta is our Group Chief Executive Officer and Chief Executive Officer. Mr. Mehta joined our group in April 2000 and held various leadership positions within our group, including as the chief executive officer and director of HZL and as our commercial director for base metals. Prior to joining our group, Mr. Mehta worked with Lloyds Steel Industries Limited where he handled a wide portfolio of responsibilities, including marketing, procurement, working capital, finance and projects. Mr. Mehta is also the chief executive officer of Vedanta and was appointed as a director of Vedanta in October 2008. Mr. Mehta is the Chief Executive Officer of our company with effect from March 31, 2011. In addition, he is also a director of TSPL. Mr. Mehta has a Bachelor of Mechanical Engineering from MBM Engineering College, Jodhpur, and a Master of Business Administration from the Indian Institute of Management, Ahmedabad.

Rajagopal Kishore Kumar is the Chief Executive Officer of our Zinc International Division and also a non- executive director of KCM . Prior to this, Mr. Kumar headed our copper and zinc divisions and he has been responsible for the overall management of our copper and zinc businesses since December 2006 and October 2008, respectively. He was appointed as the Chief Executive Officer of our consolidated group of companies in October 2008 and remained in this position until March 2011. Mr. Kumar joined our company in April 2003 as vice president of marketing for HZL and became senior vice president of marketing for our copper division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our company, Mr. Kumar was employed by Hindustan Lever Limited for 12 years. Mr. Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.

Tarun Jain is our Director of Finance. Mr. Jain joined Sterlite in 1984 and has over 26 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of Sterlite USA, BALCO, Vedanta Aluminium, SOVL, SIL (formerly known as Sterlite Paper limited) and Twin Star.

Vinod Bhandawat is presently the Chief Financial Officer for Konkola Resources Plc. Mr. Bhandawat joined the Vedanta group in 1998 and has held various positions, including acting as the chief financial officer of our company from June 2009 to January 2011. Prior to joining the Vedanta group, Mr. Bhandawat was employed in various positions by companies with operations in India, including holding the positions of manager—accounts with Century Enka Limited and business controller with ABB Limited (formerly Asea Brown Boveri). He is also a Director of Sterlite Infra Limited (formerly known as Sterlite Paper Limited), Sterlite Opportunities and Ventures Limited, Vizag General Cargo Berth Private Limited, CMT and TCM. Mr. Bhandawat has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

A. Thirunavukkarasu is our Group Head of Corporate Human Resources. Mr. Thirunavukkarasu is responsible for the strategic and operational aspects of human resources. He joined SIIL in April 2004. Mr. Thirunavukkarasu was SIIL’s general manager of human resources and subsequently became the senior vice president of human resources for our Copper Division until July 2007 when he became our Group Head of Corporate Human Resources. Prior to that, Mr. Thirunavukkarasu has held various positions in the human resources departments of several companies including Hindustan Levers Limited, English Electric Co. of India Limited. and TVS Electronics Limited. Mr. Thirunavukkarasu has a Masters in Social Work from Loyola College, Chennai.

Dilip Golani is President and group Head of Management Assurance . He headed management assurance function of the Group from April 2000 to July 2004. Mr.Golani headed sales and marketing division for Hindustan Zinc Limited and group performance management function from August 2004 to November 2005. Prior to joining the Group in April 2000, he was member of the Unilever corporate audit team responsible for auditing Unilever group companies in Central Asia, Middle East and Africa regions. At Unilever, Mr. Golani was responsible for managing the operations and marketing functions for one of the export businesses of Unilever India (Hindustan Unilever Limited). Mr. Dilip Golani has over 20 years experience and has worked with organizations like Ranbaxy Laboratories Limited and Union Carbide India Limited. Mr. Golani is a Bachelor in Mechanical Engineering from Motilal National Institute of Technology, Allahabad and a Post Graduate Diploma in Industrial Engineering and Management from the National Institute of Industrial Engineering, Mumbai.

Other Significant Employees

Copper Business

Jeyakumar Janakaraj is the Chief Executive Officer of CMT. Mr. Janakaraj joined our group in September 1995 as a mechanical engineer in our copper division at Tuticorin. He subsequently joined HZL as a senior manager in July 2002 and worked in various capacities, including as head of projects for HZL’s mines and smelters. Prior to joining our group, Mr. Janakaraj was with Essar Steel from 1992 to 1995 as a junior engineer. In September 2006, Mr. Janakaraj was awarded a Gold Medal by the Indian Institute of Metals, Kolkata, for his significant contributions to the non-ferrous metallurgical industry. Mr. Janakaraj is also a director of operations for KCM. Mr. Janakaraj has a Bachelor of Mechanical Engineering from the PSG College of Technology, Bharathiar University, Coimbatore.

P. Ramnath is the Chief Executive Officer of Sterlite copper operations in Tuticorin and Silvassa. Mr. Ramnath joined our group in September 2011. Prior to joining our group, Mr. Ramnath worked at Jubiliant Organosys, Praxair India, SNF Ion Exchange, Bakelite Hylam Limited and Reliance Industries Limited. Prior to joining us, Mr. Ramnath was also the chief operating officer of JK Paper Limited. Mr. Ramnath has a Bachelor of Technology from Osmania University, Hyderabad and a Post Graduate Diploma from the Indian Institute of Management, Bengaluru.

Zinc Business

Akhilesh Joshi is the Chief Operating Officer and Whole Time Director of HZL. He joined HZL in 1976 as an assistant engineer for mining and worked in various capacities at both underground and opencast mines of HZL. Mr. Joshi became the General Manager of HZL when HZL became a part of the Vedanta group. He has also served as the unit head—RAM and became Senior Vice President (Mines) in April 2008. Mr. Joshi played a significant role in the expansion projects for the Rampura Agucha mine and is in charge of the mining activities at HZL. Mr. Joshi is a Bachelor of Engineering (Mining) from M.B.M. Engineering College, Jodhpur.

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

Aluminum Business

S.K. Roongta is the Managing Director of Vedanta Aluminium Limited with effect from June 2011. Mr. Roongta joined our group in 2011. He is responsible for the aluminum business of BALCO and VAL including the power plants. Prior to his present appointment, he was Chairman of Sail Authority of India Limited or SAIL. Mr Roongta has an experience of four decades with SAIL and has held key positions in marketing division before being appointed as Director (Commercial) in 2004 and later as Chairman in 2006 of the SAIL Board. Mr. Roongta has a Bachelor of Engineering from the Birla Institute of Technology and Science, Pilani, and is a gold medalist in Post Graduate Diploma in Business Management in International Trade from Indian Institute of Foreign Trade, Delhi.

Mansoor Siddiqi is the Director of Vedanta Aluminium Limited with effect from February 2011. Mr. Siddiqi joined our group in 1991. Prior to his present appointment, he was the director of projects for our group and was in charge of managing our expansion projects in our aluminum business. Prior to joining our group, Mr. Siddiqi worked at Hindustan Copper Limited and has 30 years of experience in various areas of operations and project management. He was a whole time director of Vedanta Aluminium Limited until February 8, 2011 and continued as director and is a director of Vizag General Cargo Berth Private Limited and Paradip Multi Cargo Berth Private Limited. Mr. Siddiqi has a Bachelor of Technology from the Indian Institute of Technology, Delhi, and a Diploma in Management from the All India Management Association, Delhi.

V. Ramanathan is the Chief Financial Officer of Vedanta Aluminium Limited and is responsible for the finance and accounting functions of our associated company, Vedanta Aluminium, including management assurance, legal and compliance and corporate secretarial. Mr. Ramanathan joined our group in 1992. Prior to that, he was with Coimbatore Agro Industries Limited and Malabar Building Limited. Mr. Ramanathan has a Bachelor of Science from the University of Madras and is a member of the Institute of Chartered Accountants of India.

Pramod Suri is the Chief Executive Officer and Whole Time Director of Vedanta Aluminium with effect from August 1, 2011 and a Director of Sterlite Energy. He is responsible for the operations of Vedanta Aluminium and Sterlite Energy. Mr. Suri was previously the president for BALCO operations. He joined the group in 2004 as the head of BALCO’s 245,000 tpa aluminum smelter at Korba. Prior to joining our group, Mr. Suri was employed as the vice president of JK Industries Limited from January 2001 to March 2004. Mr. Suri has also held positions in INDAL, CEAT Limited and Goodyear South Asia Tyres Private Limited. Mr Suri has a Master’s degree in Chemistry from the Indian Institute of Technology, Delhi.

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

Dinesh Mantri is the Chief Financial Officer of BALCO since July 2009. Prior to this, he was with AV Birla group for a period of seven years at Grasim and Birla Copper and Singapore based Tolaram group. He also served in South Africa for three years from 1997 to 2000 and is associated with Vedanta for last ten years in various capacities with MALCO , HZL and Vedanta Aluminium. He has 22 years experience in finance and accountinf functions. Mr. Mantri is a Bachelor of Commerce from University of Rajasthan. He is also a member of the Institute of Chartered Accountants of India.

Bibhu Prasad Mishra is the Chief Operating Officer of BALCO since July 2008. Prior to this, he worked at NALCO, Aluminium Bahrain and MOZAL and has 26 years experience in aluminum smelting operations. Mr. Prasad has a degree in Metallurgical Engineering from The National Institute of Technology, Rourkela and in Industrial Enginerring from IIIE, Mumbai. He has also done in Masters in Business Administration from Herriot Watt University, United Kingdom.

Power Business

Mr. Baldev Krishnan Sharma is the chief executive officer and Whole Time Director of TSPL. Mr. Sharma has over 35 years of experience in the areas of commercial, marketing and business operations management. Mr. Sharma joined the Vedanta group in 1997 and prior to that was associated with West Coast Paper Mills. Mr. Sharma has a Bachelor of Science degree and a MBA from Punjab University, India.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate compensation we paid our executive directors and executive officers for fiscal 2011 was Rs. 259.6 million ($5.8 million), which includes Rs. 185.2 million ($4.2 million) paid towards salary, bonuses, allowances and non-cash payments, Rs. 55.1 million ($1.2 million) paid by us to Vedanta for the fair value of share options granted to our executive directors and executive officers under the Vedanta LTIP, and Rs. 19.3 million ($0.4 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive during fiscal 2011 was Rs. 97 million ($2.2 million) (of which Rs. 71.4 million ($1.6 million) comprised salary, bonuses and allowances, Rs. 16.7 million ($0.4 million) comprised payment by us to Vedanta for the fair value of share options granted under the Vedanta LTIP, and Rs. 9 million ($0.2 million) comprised benefits such as contribution to the provident fund and superannuation fund.

The following table sets forth the compensation paid to our directors and executive officers in fiscal 2011, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

Name	Salary, Bonuses, Allowances and Perquisites	Fair Value of Share Options granted under the Vedanta LTIP	Contribution to Provident and Superannuation Funds
	(Rs. in millions)
Navin Agarwal	71.37	16.68	8.97
Dindayal Jalan	19.25	5.58	1.91
Mahendra Singh Mehta	23.13	6.77	1.87
Tarun Jain	42.84	10.66	4.69
Kishore Kumar	—	4.84	—
A.Thirunavukkarasu	8.93	3.00	0.53
Dilip Golani	13.31	4.03	0.86
Vinod Bhandawat	6.36	3.51	0.48

The aggregate compensation paid or payable to our non-executive directors for fiscal 2011 was Rs. 5.31 million ($0.1 million), which comprised Rs. 0.81 million in sitting fees and Rs. 4.5 million ($0.1 million) in commissions.

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

Outstanding Awards or Options

As of March 31, 2011, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 212,113 ordinary shares of Vedanta representing approximately 0.07% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “- Vedanta Long-Term Incentive Plan.”

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. The total amount set aside by us to provide pension, retirement or similar benefits as of March 2010 and 2011 was Rs. 856 million and Rs. 1,948 million ($43.7 million) respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of Rs. 345 million and Rs. 510 million ($11.5 million) in fiscal 2010 and 2011, respectively.

Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. Our gratuity plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the employee’s salary and length of service with us. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by LIC and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 800 million and Rs. 1,616 million ($36.3 million) in fiscal 2010 and 2011, respectively.

Superannuation Fund

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 20 million and Rs. 46 million ($1.0 million) in fiscal 2010 and 2011, respectively.

Compensated Absence

Our liability for compensated absences is determined on an actual basis for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 1,010 million and Rs. 1,365 million ($30.6 million) in fiscal 2010 and 2011, respectively.

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

As of March 31, 2011, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 212,113 ordinary shares of Vedanta representing approximately 0.07% of Vedanta’s share capital.

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

C. Board Practices

Composition of the Board

Our board of directors currently consists of seven directors. Four of our seven directors, namely, Mr. Berjis Minoo Desai, Mr. Gautam Bhailal Doshi, Mr. Sandeep H. Junnarkar and Mr. A.R. Narayanaswamy satisfy the “independence” requirements of the NYSE rules.

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders. Mr. Navin Agarwal and Mr. Dindayal Jalan have entered into service contracts with us which will expire on July 31, 2013 and December 23, 2012, respectively. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of. None of their service contracts provide for benefits upon termination of their employment.

Under the service contracts, each of Messrs. Agarwal and Jalan is entitled to be paid a basic salary, performance incentives to be determined by our board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. The basic salaries of Messrs. Agarwal and Jalan in fiscal 2011 were Rs. 2.2 million ($0.1 million) and Rs. 0.5 million ($0.01 million) per month, respectively. In addition, Mr. Agarwal is entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our board of directors, subject to a maximum allowable under Indian law. Mr. Jalan is entitled to receive a bonus equal to 20.0% of his respective basic salary.

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

Audit Committee

The audit committee consists of four directors: Mr. A. R. Narayanaswamy (Chairman), Mr. Gautam Bhailal Doshi, Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi, Junnarkar and Narayanaswamy satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 as amended, or the Exchange Act and the NYSE rules. The principal duties and responsibilities of our audit committee are as follows:

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

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. A.R. Narayanaswamy was elected as our audit committee financial expert on July 25, 2011 within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

The audit committee held six meetings in fiscal 2011.

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

The remuneration committee held three meetings in fiscal 2011.

Share/ Debenture Transfer Committee

The share and debenture transfer committee consists of two members: Mr. C. Prabhakaran and Mr. Rajiv Choubey. The principal duties and responsibilities of this committee are to approve transfers of shares or debentures and to consider stock splits and consolidation requests received from our shareholders.

The share and debenture transfer committee held sixteen meetings in fiscal 2011.

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

The shareholders’ and investors’ grievance committee held four meetings in fiscal 2011.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Our Business—Employees.”

E. Share Ownership for Directors and Executive Officers:

The following table sets forth information with respect to the beneficial ownership of our equity shares as of June 30, 2011 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of March 31, 2011 are based on an aggregate of 3,361,207,534 equity shares outstanding as of that date.

	Equity Shares Beneficially Owned
Name	Number	Percent
Anil Agarwal(1)	1,939,086,376	57.7%
Navin Agarwal	—	—
Tarun Jain	—	—
Dindayal Jalan	—	—
Berjis Minoo Desai	—	—
Gautam Bhailal Doshi	—	—
Sandeep H. Junnarkar	72,000	*
Mahendra Singh Mehta	1,100	*
Rajagopal Kishore Kumar	2,800	*
Vinod Bhandawat	—	—
A.Thirunavukkarasu	—	—
Dilip Golani	1,000	*

All our directors and executive officers as a group (12 persons)	1,939,163,276	57.7%

Notes:
*	Represents beneficial ownership of less than 1.0%.
(1)	Consists of 1,939,086,376 equity shares beneficially owned by Vedanta. Volcan owns 61.5% of the issued ordinary share capital of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “ Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of March 31, 2011 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 3,361,207,534 equity shares outstanding as of that date.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Vedanta Resources Plc(1)	1,939,086,376	57.7%

Note:
(1)	Vedanta has beneficial ownership of 1,939,086,376 equity shares, consisting of 1,671,144,924 equity shares held by Twin Star and 41,371,963 equity shares presenting ADSs held by Twin Star representing 165,487,852 underlying equity shares and 102,453,600 equity shares held by MALCO. Twin Star and Welter Trading hold 78.6% and 16.0% of the outstanding shares of MALCO and Twin Star is a controlling shareholder of MALCO. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta; accordingly, our shares beneficially owned by Twin Star and MALCO may be regarded as being beneficially owned by VRHL and Vedanta. Volcan owns approximately 61.7% of the issued ordinary share capital of Vedanta. Volcan is 100.0% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, securities beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that may be beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See”- B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

As of March 31, 2011, there were approximately 221,842 holders of our equity shares of which 104 have registered addresses in the United States. As of the same date, 437,090,736 of our ADSs representing 109,272,684 equity shares, representing 13.0% of our outstanding equity shares, were held by a total of 14 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Related Parties

Volcan and the Agarwal Family

Volcan owns 61.7% of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, is the protector of the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “- Vedanta.” Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, also have a controlling interest in STL, a publicly listed company in India which was spun-off from the Vedanta group in July 2000, except for nominal interests in STL held by MALCO and us.

Vedanta

As of March 31, 2011, Vedanta had beneficial ownership of 1,939,086,376 of our equity shares, including 1,836,632,776 equity shares (54.6%) held by Twin Star and 102,453,600 (3.1%) equity shares held by MALCO. Twin Star and Welter Trading hold 78.6% and 16.0% of the outstanding shares of MALCO and Twin Star is a controlling shareholder of MALCO. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta. As a result, Vedanta is the beneficial owner of 57.7% of our equity shares.

Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and its direct and indirect shareholders, and their respective associates, or the “Volcan Parties”, as required by the listing rules of the Financial Services Authority of the United Kingdom, or the “FSA”, and to ensure that transactions and relationships, including all matters that are the subject of the shared services agreement (as described below) with the Volcan Parties are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the FSA or if Vedanta is de-listed from the LSE. In addition, the relationship agreement will terminate in respect of Onclave and Mr. Anil Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the FSA is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of 30.0% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.

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

Key Mangement Personnel

See “Note 33 of Notes to the Consolidated Financial Statements—Related Party Transaction Parties—Vedanta”.

Related Transactions

Shared Services Agreement—STL, Sterlite Gold Limited, Vedanta and Sterlite

We entered into a shared services agreement dated December 5, 2003 with STL, Sterlite Gold Limited, or Sterlite Gold, which was an affiliated company at that time, and Vedanta as part of Vedanta’s listing on the LSE in December 2003. Under this agreement, we and Vedanta agreed to continue to provide STL and Sterlite Gold with certain advisory services on an ongoing basis consisting primarily of access to certain of the directors, officers and employees of the Vedanta group. In fiscal 2010 and 2011, we received Rs. nil from STL, respectively, under the shared services agreement. On September 27, 2007, Vedanta sold its entire interest in Sterlite Gold to an unaffiliated third party, and as of such date Sterlite Gold ceased to be an affiliated company of ours.

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

Representative Office Agreement—Vedanta and Sterlite

We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $2.0 million (Rs. 89.1 million) per year to Vedanta. This agreement has been extended up to March 31, 2012.

Consultancy Agreement—Vedanta and Sterlite

We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable, though this agreement was not negotiated on an arm’s length basis. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40.0%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40.0%, is $3.0 million (Rs. 133.6 million) per year. This agreement will terminate on March 31, 2012.

Outsourcing Services Agreement—Vedanta and Sterlite

We entered into a service agreement with Vedanta on April 1, 2010, under which we shall provide accounting, treasury and related services at the request of Vedanta from time to time. In consideration of above, Vedanta has agreed to pay us service charges aggregating to an amount of $0.2 million (Rs. 8.9 million) per year.

Issuance of Equity Shares by Vedanta Aluminium—Sterlite, Twin Star and Vedanta Aluminium

Prior to March 2005, Vedanta Aluminium was a wholly-owned subsidiary of ours that was part of our consolidated group of companies. In March 2005, Vedanta Aluminium issued equity shares to Twin Star in exchange for consideration of Rs. 4,421 million from Twin Star. As a result of this sale of equity shares by Vedanta Aluminium, Twin Star acquired a 70.5% ownership interest in Vedanta Aluminium and we ceased to consolidate Vedanta Aluminium in our consolidated financial statements. The terms of this sale were negotiated between Vedanta Aluminium and Twin Star on an arm’s length basis, with an independent appraiser hired to establish the sale price. During fiscal 2007, Vedanta Aluminium issued to us 1,133,737 equity shares of par value Rs. 10 per equity share for cash at a price of Rs. 1,160 per equity share on a rights basis. Accordingly, we paid a sum of Rs. 1,315 million ($29.3 million). We subscribed for our full proportionate share so as to maintain our shareholding in Vedanta Aluminium at 29.5%. During fiscal 2010, we have received 69,437,960 equity shares on account of the split of the value of the shares from Rs. 10 to Rs. 2 per share and 165,322,677 equity shares on account of the bonus issue in the ratio of 1.90:1 from Vedanta Aluminium. As of March 31, 2011, we have 252,120,127 equity shares in Vedanta Aluminium.

Issuance of Debentures by Vedanta Aluminium—Sterlite and Vedanta Aluminium

In fiscal 2008, pursuant to two memoranda of understanding entered into between Vedanta Aluminium and us on August 29, 2007 and December 23, 2007, Vedanta Aluminium issued to us 1.6 billion zero % optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 16,000 million ($356 million). The debentures are convertible in full or in part into equity shares at such premium as may be determined by a merchant banker or any other expert agency in the field based on fair value at any time within five years from the date of allotment unless we request for an extension of the redemption date by up to five years. Debentures that have not been converted to equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures, or at the expiry of the extension period. In September 2008, 265,840,200 debentures of Rs. 2,658 million ($59.7 million) had been converted into 1,772,268 equity shares of Rs. 10 each at a premium of Rs. 1,490 per share. During the fiscal 2010, Vedanta Aluminium has paid Rs. 13,342 million ($299.6 million) to us towards redemption of its 1,334,159,800 debenture.

In fiscal 2009, pursuant to a term sheet for the issue of 15,000 non-convertible debentures at par value of Rs. 1.0 million per debenture, Vedanta Aluminium issued to us 6,850 such debentures. Interest at the rate of 9.75% is payable semi-annually. Accordingly, we paid a sum of Rs. 6,850 million. In April and May 2009, Vedanta Aluminium issued the remaining 8,150 debentures to us and we paid a sum of Rs. 8,150 million. The debentures are redeemable at par one year from the date of allotment. In fiscal 2011, 8,150 debentures were redeemed by Vedanta Aluminium and we received a sum of Rs. 8,150 million ($183.0 million).

In fiscal 2010, pursuant to a letter of allotment for the issue of 10,000 non-convertible debentures at par value of Rs. 1 million per debenture, Vedanta Aluminium issued to us 10,000 such debentures. Interest at the rate of 8.0% is payable semi-annually. Accordingly, we paid a sum of Rs. 10,000 million ($224.5 million). The debentures are redeemable at par one year from the date of allotment. In fiscal 2011, 10,000 debentures were redeemed by Vedanta Aluminium and we received a sum of Rs. 10,000 million ($224.5 million).

Loan Agreement—Sterlite and Vedanta Aluminium

We entered into a loan agreement with Vedanta Aluminium on February 4, 2008, under which we agreed to lend to Vedanta Aluminium Rs. 10,000 million ($224.5 million) for a term of ten years. As of March 31, 2011, the amount outstanding under the loan was approximately Rs. 8,890 million ($200.0 million). Interest is payable in arrears on the outstanding amount of the loan at the prevailing RBI bank rate plus 2.0% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of 10 years from the date of the last disbursement of the loan which shall be no later than March 31, 2010.

We entered into a loan agreement with Vedanta Aluminium on February 5, 2010, which was effective from December 10, 2009, under which we agreed to lend to Vedanta Aluminium Rs. 5,000 million ($112.3 million) for a term of one year. Interest is payable in arrears on the outstanding amount of the loan at 8.0% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. In fiscal 2011, Vedanta Aluminium fully repaid Rs. 5,000 million ($112.3 million).

Further, we entered into a loan agreement with Vedanta Aluminium on February 5, 2010, which was effective from December 25, 2009, under which we agreed to lend to Vedanta Aluminium Rs. 25,000 million ($561.3 million) for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. In fiscal 2011, Vedanta Aluminium fully repaid Rs. 25,000 million ($561.3 million).

Further, we entered into a loan agreement with Vedanta Aluminium on February 11, 2010, which was effective from January 26, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 45,000 million ($1,010.3 million) for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. In fiscal 2011, we have repaid Rs. 19,500 million ($437.8 million) and rolled over the balance amount of Rs. 25,500 million for a period of one year with interest rate of 10%. As of March 31, 2011, the amount outstanding under the loan was Rs. 25,500 million ($572.5 million).

Further, we entered into a loan agreement with Vedanta Aluminium on April 6, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 25,000 million ($561.3 million) for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. As of March 31, 2011, the amount outstanding under the loan was Rs. 25,000 million ($561.3 million).

Further, we entered into a loan agreement with Vedanta Aluminium on September 29, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 20,000 million ($449.0 million) for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. As of March 31, 2011, the amount outstanding under the loan was Rs. 20,000 million ($449.0 million).

Loan Agreement—THL Zinc Limited and Black Mountain Mining (Proprietary) Limited

On February 15, 2011, on account of the acquisition of BMM, a short term loan (BMM shareholder loan) was extended by THL Zinc Limited to BMM for an amount of ZAR 622.5 million. This loan is interest free and has no fixed repayment terms. This loan has been subordinated to other debts until such time BMM’s total assets and total current assets fairly valued exceed its total liabilities and total current liabilities. As on March 31, 2011, the loan balance outstanding was ZAR 622.5 million. This BMM shareholder loan was earlier extended by Anglo American Plc.

Loan Agreement—Vedanta Jersey Investment Limited and Monte Cello BV

Monte Cello BV (wholly owned subsidiary of the company) entered into agreement with Vedanta Jersey Investment Limited (wholly owned subsidiary of Vedanta) on April 1, 2010 to make available loan facility which shall not exceed $150 million at an interest rate of 2.25% per annum. As of March 31, 2011, the amount outstanding under the loan was $68 million for a period of one year.

Loan Agreement—Welter Trading and Monte Cello BV

Monte Cello BV (wholly owned subsidiary of the company) entered into agreement with Welter Trading (Vedanta is ultimate parent company) in the November 3, 2010 to make available loan facility which shall not exceed $100 million. at an interest rate of 2.25% per annum. As of March 31, 2011, the amount outstanding under the loan was $100 million for a period of one year.

Sale of Aluminium Conductor Business—STL and Sterlite

On August 30, 2006, Sterlite entered into an agreement to sell its aluminum conductor business, also known as its power transmission line division, as a going concern on an “as is” “where is” basis, subject to existing encumbrances and charges and together with the power transmission line division’s assets, debts, and liabilities, to STL for a consideration of Rs. 1,485 million ($33.3 million). The terms of this transaction were negotiated between Sterlite and STL on an arm’s length basis, with an independent appraiser hired to establish the sale price. Under the terms of this agreement, Sterlite may not carry on or engage directly or indirectly in any business which competes with any part of the power transmission line division business for a period of five years from the completion of the sale. The sale of this non-core business was approved by Sterlite’s shareholders on September 30, 2006.

Guarantees—Sterlite, CMT, TCM and Vedanta Aluminium

We have provided guarantees on behalf of CMT, TCM and Vedanta Aluminium. See “Item 5. Operating and Financial Review and Prospects—Guarantees.”

Acquisition of Sterlite Energy—Twin Star Infrastructure Limited, Mr. Anil Agarwal, Mr. Dwarka Prasad Agarwal and Sterlite

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

Issuance of Debentures by Sterlite Energy—Sterlite and Sterlite Energy

In fiscal 2007, Sterlite Energy issued to us 586 million zero % optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 5,860 million ($131.6 million). The debentures are convertible in full or in part into equity shares at a mutually agreed premium at any time prior to the redemption date of the debentures. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On November 5, 2007, we exercised our option to convert all the debentures into 586 million equity shares of Sterlite Energy. In fiscal 2008, Sterlite Energy issued to us 60 million zero % optionally fully convertible debentures of par value Rs. 100 each. We paid a total sum of Rs. 1,650 million ($37.0 million) in three tranches as part payment for the debentures. The debentures are convertible in full or in part into equity shares at par value. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On October 3, 2007, Sterlite Energy sub-divided its shares and reduced the par value of its equity shares from Rs. 100 to Rs. 10. On November 5, 2007, we exercised our option to convert all the debentures into 600 million partly paid up equity shares of Sterlite Energy with a par value of Rs. 10 each. As the equity shares issued to us were partly paid up, Sterlite Energy subsequently made a call for, and we made payment of, the balance sum of Rs. 4,350 million ($97.7 million) as full payment for the entire par value of each equity share.

Sponsor Support Agreement—Sterlite and Sterlite Energy

We entered into a sponsor support agreement on June 29, 2009 with Sterlite Energy and the State Bank of India, as facility agent, in connection with the Rs. 55,690 million ($1,250.3 million) term loan facility granted to Sterlite Energy by a syndicate of banks to finance its construction of a 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. Under the sponsor support agreement, we undertook to, among other things, contribute Rs. 20,500 million ($460.3 million) to the capital of Sterlite Energy by subscribing for additional shares in order to ensure that Sterlite Energy’s debt to equity ratio does not exceed 75:25 during the term of the facility, meet any project cost overruns by contributing additional capital or by providing or arranging for unsecured and subordinated loans to be made available to Sterlite Energy, retain control of Sterlite Energy until the loan is fully repaid, meet all export obligations as required under the Export Promotion of Capital Good Scheme, fund the development of the coal blocks in Rampia and Dip Side Rampia in the State of Orissa that were jointly allocated by the Ministry of Coal to Sterlite Energy and other companies, and in the event that Sterlite Energy is unable to timely discharge its obligations under the loan agreement due to the occurrence of certain events, to provide additional funds to Sterlite Energy in order to enable Sterlite Energy to meet those obligations. In addition, we agreed to indemnify the lenders, the security trustee and the facility agent against all losses and claims incurred by them as a result of any breach of the loan agreement by Sterlite Energy.

Conflicts of Interest and Allocations of Business Opportunities

From time to time, conflicts of interest have in the past and will in the future arise between us and our affiliates, including our controlling shareholder, Vedanta, and other companies controlled by Vedanta, our directors and our executive officers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with Vedanta.” With respect to transactions between us and our affiliates, directors and executive officers that involve conflicts of interests, we have in the past undertaken and will continue in the future to undertake such transactions in compliance with the rules for interested or related party transactions of the LSE on which Vedanta is listed, the NYSE on which our ADSs are listed and the NSE and BSE.

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

We are continually seeking to identify and pursue business opportunities. However, Vedanta, as our controlling shareholder, has the power to determine in its sole discretion what corporate opportunities we may pursue and whether to pursue a corporate opportunity itself or through one of its other subsidiaries, which may benefit such companies instead of us and which could be detrimental to our interests. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with Vedanta—Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.” Vedanta has in the past allocated and expects in the future to allocate corporate opportunities among itself and its various subsidiaries based on a number of factors, including the nature of the opportunity, the availability of funds at the relevant subsidiary to pursue the opportunity and which subsidiary it believes can most successfully take advantage of the opportunity.

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

Certain proceedings are ongoing before an arbitral tribunal constituted in accordance with the terms of the shareholders’ agreement between us and the Government of India with respect to our exercise of our call option to acquire the remaining shares of BALCO held by the Government of India. The claim amount is not presently quantifiable. A final award in the matter was pronounced on January 22, 2011. As per the award, clauses 5.3, 5.4 and 5.1(a) and 5.8 of the shareholders’ agreement were held to be void, ineffective and inoperative by virtue of being violative of sub section (2) of Section 111A of the Companies Act, 1956. SIIL filed an Application before the High Court of Delhi for setting aside the award under Section 34 of the Arbitration and Conciliation Act, 1996. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Appeal proceedings in the High Court of Bombay brought by SEBI to overrule a decision by the SAT that we have not violated regulations prohibiting fraudulent and unfair trading practices.

In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. In addition, SEBI has initiated criminal proceedings against us, our Non-Executive Chairman, Mr. Anil Agarwal, Mr. Tarun Jain, one of our executive officer until March 31, 2009, and the Chief Financial Officer of MALCO at the time of the alleged price manipulation, which proceedings have been stayed by the High Court of Bombay pending final arguments. The claim amount in respect of both civil and criminal proceedings is not presently quantifiable. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Appeal proceedings in the High Court of Bombay have been brought by Securities and Exchange Board of India, or SEBI, to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.” The next date of hearing of civil and criminal matter before the High Court of Bombay is yet to be notified. Recently, the Additional Metropolitan Magistrate, Mumbai summoned these individuals to appear before him. The next date of the proceedings before the Metropolitan Magistrate Court is December 26, 2011.

We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant.

Various writ petitions were filed before the High Court of Madras sometime in 1996-1998 by the National Trust for Clean Environment and certain private citizens in relation to the operations of our smelter at Tuticorin in the State of Tamil Nadu, India. The smelter has been in operation since 1997. These writ petitions alleged that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air, water and hazardous waste pollution resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin. The petitioners were seeking an order from the High Court of Madras for discontinuation of our current operations at Tuticorin and revocation of the environmental permits granted to us by the Tamil Nadu Pollution Control Board, or TNPollution Control Board, and the MoEF in relation to our Tuticorin smelter plant. The Court, after detailed hearing and examination by various committees, permitted us to operate our copper smelter at full capacity to know the adverse impact, if any, on the environment. The above writ petitions were finally heard on February 12, 2010 before the Madras High Court wherein we contended that these writ petitions have become infructuous and liable to be dismissed since we had complied with all the conditions imposed and is successfully running the copper smelter and has received periodic consents from the TNPollution Control Board and has also received environmental clearances from MoEF for our various expansion projects. However, by an order dated September 28, 2010, the Madras High Court has ordered the closure of the our copper smelting plant at Tuticorin. We have filed a special leave petition before the Supreme Court of India against the order of the High Court of Madras for staying the order passed by High Court of Madras on September 29, 2010 as an interim relief and also allow to file an appeal against the said order. The Supreme Court heard the special leave petition on October 1, 2010 and granted an interim stay over the order of the High Court of Madras and extended the interim stay from time to time. The supreme court has in the interim directed that an independent assessment be conducted after joint inspectin with the TNPollution Control Board, Central pollution Control Board and the petitioners group. The Supreme Court directed the TN Pollution Control Board to suggest control measures to be undertaken by the Company. The Supreme Court has reserved the order for the interim directions on September 6, 2011. We believe that we will successfully defend our position.

Further, another writ petition has been filed in December 2009 in Madras High Court by one Mr. Pushparayan, challenging the grant of environmental clearance for Sterlite’s expansion project from 400,000 ton per annum to 800,000 ton per annum of copper production. The petitioner is seeking an order from the

Madras High Court for declaring the environmental clearance as bad in law for want of public hearing for the aforesaid expansion of the smelter plant. The writ petition filed has been admitted without any adverse order or direction. The matter has been heard since January 5, 2010. Our submission that the petitioner should have filed an appeal before the NEAA has not been accepted by the Court who directed the matter to be decided on merits. On April 16, 2010, counter-affidavits have been filed by the TNPollution Control Board and the MoEF. Further, the Additional Solicitor General representing MoEF argued the case on merits. The matter was scheduled for further hearing expected to be held on October 4, 2010. We sought adjournments in this matter in view of the pendency of special leave petition regarding operation of our existing plant at Tuticorin. The writ petition was scheduled for further hearing on September 7, 2011 and is adjourned for another four weeks.

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

The MoEF on August 24, 2010 rejected the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation (“OMC”) , which is one of the sources of supply of Bauxite to Vedanta Aluminium.Against this order of the MoEF, OMC filed a writ petition in the Supreme Court on October 24, 2010. The Surpeme Court issued a notice on the writ by its order dated April 21, 2011 and directed the MoEF to file its reply within four weeks. In the meantime, the MoEF by its order dated July 11, 2011, cancelled the environmental clearance granted to OMC for its Niyamgiri mines. OMC has filed an application in the Supreme Court against this order of the MoEF on August 1, 2011. The MoEF directed Vedanta Aluminium to maintain status quo on the expansion of its refinery on October 20, 2010. Against this order, Vedanta Aluminium filed a writ petition in the High Court of Orissa and the court by its order dated July 19, 2011 dismissed the writ. Vedanta Aluminium made an application to the MoEF to reconsider the grant of the environmental clearance for its Niyamgiri mines. The Supreme Court has issued a notice to the MoEF and directed the listing of both matters for final disposal in January 2012.

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

BALCO has no formal lease deed in relation to this land. BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba smelter. On February 6, 2009, a single bench of the High Court of Chhattisgarh held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh has challenged this order in an appeal before the division bench of the High Court of Chhattisgarh. By an order dated February 25, 2010, the Division Bench of the High Court of Chhattisgarh dismissed the appeal. The dispute of encroachment, premium and rent has been decided and the State Government of Chhattisgarh has decided to issue a lease deed in favour of BALCO once the dispute on forest land presently pending before the Supreme Court is decided.

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

The matter was heard on April 23, 2010 for an interim application by BALCO for clearing the expansion on the land area limited to its proposed expansion. On April 23, 2010, pursuant to a contempt application filed by the petitioners alleging felling of trees, the Supreme Court directed CEC to examine the same and submit its report. The CEC has concluded its examination and is due to submit its report to the Supreme Court. In the event that the judgment of the Supreme Court is held against BALCO, BALCO may be required to pay the net present value of the land in question to convert the forest land to non-forest use. The maximum amount payable, based on the highest prescribed rate, is approximately Rs. 63.9 million ($1.4 million).

Demands against HZL by Department of Mines and Geology.

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($75.0 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs. 48 million ($1.1 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and obtained a stay in respect of these demands in October and November 2006. The next hearing date has not been fixed.

Additionally, a writ petition was filed by HZL in October 2006 against the State Government of Rajasthan and the Union of India through the Department of Mines and Geology and others before the High Court of Rajasthan at Jodhpur with regards to a demand notice dated October 20, 2006 issued by the Mining Engineer of Rajasthan to HZL. As per the terms of the notice, the Department of Mines and Geology stated that the mining lease granted to HZL was for the extraction of zinc and lead but that HZL was also extracting cadmium and silver and was thus in violation of the terms of the lease for the Rampura Agucha mine. The Department of Mines and Geology has claimed Rs. 2,436 million ($54.7 million) as the price to be recovered from HZL for the extraction of cadmium and silver. HZL asserted in its writ petition that the lease was granted for lead, zinc and associated minerals and that cadmium and silver are associated minerals. Further, it has stated that the contested minerals are found alongside lead and silver in an inseparable form and cannot be extracted separately. It has also submitted that it has been paying the royalty on cadmium and silver, which has been duly accepted by the Department of Mines and Geology without objection. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The next hearing date has not been fixed.

Asarco has commenced proceedings against Sterlite and Sterlite USA in the US Bankruptcy Court claiming breach of our May 2008 Agreement.

On March 17, 2010, Asarco filed a complaint in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached the May 2008 Agreement by, among other things, refusing to pay the $2.6 billion purchase price as allegedly required by the May 2008 Agreement and refusing to assume the liabilities and contractual obligations as allegedly required under the May 2008 Agreement. Asarco is seeking to recover from us and Sterlite USA its alleged damages suffered as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco has claimed these damages to be in the range of $533 million to $1,509 million and has also claimed applicable pre-judgment interest.

We and Sterlite USA believe that Asarco’s claim has no merit and it did not suffer any damages, as it received substantially higher consideration under the Parent Plan than possible under the May 2008 Agreement. The May 2008 Agreement was only a stalking horse bid, the consummation of which was subject to various approvals from the creditors of Asarco’s estate, the U.S. Bankruptcy Court and competition from any other bidders. The reorganization plan proposed by Asarco’s parent companies (“Parent Plan”) was finally approved by the US District Court and consummated. It paid all the creditors in full along with interest and provided substantial benefits to the equity holders. The Parent Plan provided for a cash contribution of $2.205 billion to the estate of Asarco, a promissory note of $280 million to the trust set up for the benefit of asbestos claimants, assumption of certain liabilities and waiver of certain claims against Asarco. Asarco’s estate also provided substantial tax benefits to the equity holders. Asarco disclosed in the joint disclosure statement filed by it during the bankruptcy proceedings, in its view that the recovery, if, any, against such potential claims may be approximately $100 million.

The trial on Asarco’s complaint was completed on August 17, 2011 in the U.S. Bankruptcy Court and the decision is awaited.

TCM is involved in a suit relating to damage to public property as a result of its mining activity.

The State of Queensland filed a petition against TCM and its joint venture partner, BML Holdings Proprietary. Limited (“BML”) on October 9, 2007 pursuant to section 179 of the Property Law Act, 1974, Australia before the Supreme Court in Queensland, Australia, in relation to relocation of a public road to a site where there is no subsidence.

In the second half of 2005, a nearby road, called Gregory road, developed cracking. The Australian department of main roads in Queensland (“DMR”) issued a notice to the joint venture company requiring reimbursement for the cost of relocating the road to an area where the road would not be subject to subsidence. The joint venture company obtained an indemnity under its public liability insurance policy of up to AUD 30 million and its insurance company, QBE Australia, a member of the QBE Insurance Group (“QBE”) is dealing with the claim directly with the DMR. QBE’s geological technical expert has found an alternative of backfilling and/or buttressing the highway reward pit in order to stabilise cracking in the road at a cost of AUD 12 million to AUD 16 million. However, the DMR has submitted to construct a new road at a cost of AUD 27 million. Technical experts from both sides are in discussions to settle the matter. The claim is expected to be listed for hearing within the next ten months.

Certain of our subsidiaries have been named in legal actions by third party claimants and by Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties.

Certain of our subsidiaries have been named as parties to legal actions where the claims primarily relate to either the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. The total claims on account of the disputes with sales tax, excise and related tax authorities is Rs. 6,372 million ($143.1 million), of which Rs. 145 million ($3.3 million) has been recorded as current liabilities as of March 31, 2011. The claims by third party claimants amounted to Rs. 4,972 million ($111.6 million) as of March 31, 2011. We have not recorded any of these claims as current liabilities.

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

The tax rates imposed on us in respect of dividends paid in prior periods have varied. Currently, the effective tax rate on dividends is 16.2%, which is a direct tax paid by us. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above.

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

As of March 31, 2011, 3,361,207,534 of our equity shares were outstanding (including the 437,090,736 equity shares underlying our 109,272,684 ADSs outstanding as of such date). after giving effect to the bonus issue and share split. All our equity shares are registered shares.

Our outstanding equity shares are currently listed and traded on the NSE and BSE. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.” Our equity shares were previously listed on the Calcutta Stock Exchange Association Limited and were voluntarily delisted on May 9, 2008.

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

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE, all as adjusted to reflect the five-for-two stock split on May 5, 2006.

	NYSE Price Per ADS		Average NYSE Daily ADS Trading	NSE Price Per Equity Share		Average NSE Daily Equity Share Trading	BSE Price Per Equity Share		Average BSE Daily Equity Share Trading
	High	Low	Volume	High	Low	Volume	High	Low	Volume
Fiscal Year
2005	$—	$—	—	$7.45	$3.48	27,633	$7.44	$3.06	32,489
2006	—	—	—	15.90	5.00	91,999	15.91	5.14	46,686
2007	—	—	—	27.28	5.96	1,936,458	27.38	6.00	744,241
2008(1)	28.97	11.12	1,807,316	29.18	10.23	1,443,249	28.73	10.23	331,833
2009	23.00	3.12	1,227,508	23.06	3.40	2,420,215	22.24	3.39	746,960
2010	20.10	6.70	1,930,177	18.40	7.71	2,979,722	18.38	7.69	663,956
2011	19.92	12.58	1,317,081	18.72	3.38	5,627,526	18.78	3.38	1,149,373
2012(2)(3)	16.60	16.34	2,752,500	3.99	2.74	4,323,488	3.98	2.75	647,930
2010
1st Quarter	14.93	6.70	1,446,308	14.66	7.41	3,770,249	14.64	7.39	909,533
2nd Quarter	16.22	10.52	2,755,950	16.06	11.27	4,087,396	16.07	11.35	924,496
3rd Quarter	19.52	15.16	2,004,464	18.94	15.43	2,136,506	18.91	15.46	436,691
4th Quarter	20.10	15.13	1,485,585	19.58	15.96	1,878,120	19.83	15.92	375,617
2011
1st Quarter	19.92	12.58	1,664,289	18.72	3.72	3,423,256	18.78	3.70	828,882
2nd Quarter	15.79	15.49	5,638,200	3.85	3.34	3,170,237	3.83	3.34	1,830,019
3rd Quarter	17.39	16.87	3,448,100	4.18	3.58	936,820	4.18	3.59	1,024,561
4th Quarter	17.29	17.10	2,114,900	4.27	3.41	1,597,000	4.27	3.43	890,293
2012
1st Quarter	16.60	16.34	1,264,300	4.19	3.41	1,828,526	4.18	3.41	555,187
2nd Quarter(2)	15.60	15.28	2,752,500	3.71	2.74	1,232,584	3.71	2.74	756,422
Last six months(3)
February 2011	14.99	14.81	1,974,700	3.83	3.38	5,188,187	3.83	3.39	821,375
March 2011	15.49	15.35	1,397,300	3.88	3.50	3,705,731	3.88	3.53	614,983
April 2011	16.60	16.34	1,264,300	4.27	3.85	5,180,857	4.26	3.85	792,186
May 2011	16.10	15.86	1,192,300	4.03	3.61	3,793,227	4.03	3.62	494,131
June 2011	15.61	15.14	1,194,800	3.87	3.36	3,812,757	3.87	3.37	422,335
July 2011	15.60	15.28	1,678,800	3.95	3.59	3,455,407	3.95	3.59	407,780
August 2011	14.73	14.29	2,538,000	3.52	2.74	6,145,258	3.53	2.74	1,073,532
September 16, 2011	12.08	11.71	2,752,500	2.97	3.00	6,633,162	2.97	2.70	816,620

Notes:

(1)	From June 20, 2007 for trading prices for our ADSs on the NYSE.
(2)	Through September 16, 2011.
(3)	Post split and bonus, with effect from June 25, 2010.

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

Share Capital

Our authorized share capital has been increased from Rs. 1,850 million ($41.5 million) (925 million equity shares of par value Rs. 2 each) to Rs. 5,000 million, divided into 5,000 million equity shares of par value Rs. 1 per equity share. As of March 31, 2011 our issued share capital was Rs. 3,361.21 million, divided into 3,361,207,534 equity shares of par value Re. 1 per equity share.

As of March 31, 2011, 3,361,207,534 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 437,090,736 equity shares were held in the form of 109,272,684 ADS. Each ADS represents four equity share.

On October 29, 2009, we completed a offering of $500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes are convertible into ADSs at an initial conversion price of approximately $23.33 per ADS, subject to adjustment in certain events. The Convertible Notes have a maturity date of October 30, 2014 and bears interest at the rate of 4.0% per annum. As of March 31, 2011, 500,000 Convertible Notes were outstanding.

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

ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain limited circumstances as specified under the guidelines issued by the Government of India and the RBI relating to a sponsored ADS facility and fungibililty of ADSs. See “- D. Exchange Controls.”

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

Delaware Law	Indian Law
Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one-tenth of the voting share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in

annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	holding an annual general meeting within 15 months from the date of its last annual general meeting, the Government of India may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our Articles of Association specify that five members personally present constitute the quorum required to conduct business at a general meeting, which is consistent with Indian law requirements.

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 12. Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders. There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under Indian law, a director of a company, other than a director appointed by the Government of India, may be removed by the affirmative vote of shareholders holding a majority of the voting share capital, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.

Interested Director Transactions

Under Delaware law, some contracts or transactions in which one or more of a Delaware corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. For an interested director transaction not to be voided, either the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.	Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the Government of India is required to be obtained in the event the paid up share capital of the company is more than Rs. 10 million. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

Cumulative Voting

Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There is no concept of cumulative voting under Indian law.

Shareholder Action Without a Meeting

Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.	There is no concept of shareholder action without a meeting under Indian law.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares entitled to vote thereon.	The sale, lease or disposal of all or substantially all of the assets of an Indian company must be approved by the board of directors and shareholders holding a majority of the voting share capital of the company.

Delaware law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in Section 203 of the Delaware General Corporation Law. See “- Interested Stockholders” below.	Under the Indian Companies Act, the merger of two companies is required to be approved by a court of competent jurisdiction and by a three-fourths majority of each class of shareholders and creditors of the company present and voting at the meetings held to approve the merger.

Interested Stockholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15.0% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of	Indian law does not prohibit corporate transactions but does require disclosure of related party transactions in the financial statements of the company. Under applicable accounting standards in India, during the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, describe the nature of the transactions and disclose the volume of the transactions either as an amount or as an appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.	Transactions undertaken between a company and a person having a substantial interest in the company would qualify as a related party transaction and would be required to be disclosed under applicable accounting standards in India. Under such accounting standards, a party is considered to have a substantial interest in a company if that party owns, directly or indirectly, 20.0% or more of the voting power in the company.

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. A typical certificate of incorporation would also provide that if Delaware law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended. However, these provisions would not be likely to bar claims arising under US federal securities laws.	Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus. Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “—Indemnification of Directors and Officers.”

Indemnification of Directors and Officers

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a	Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust

director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:	which would by law otherwise attach to such director, officer or auditor, shall be void. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

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

Appraisal Right

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

Standard for NYSE-Listed Companies	Requirements under our Listing Agreements with the NSE and BSE
Director Independence
A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $120,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent. Determinations of independence were made by the board.	If the Chairman of the board of directors is an executive director, at least 50.0% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non-executive director, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50.0% of the board of directors should comprise of independent directors. Clause 49 of the listing agreements define an “independent director” to mean a non-executive

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

Shared Services Agreement dated December 5, 2003 among STL, Sterlite Gold, Vedanta and Sterlite

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Outsourcing Services Agreement betweenVedanta and Sterlite

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Outstanding loans

See “Item 5. Operating and Financial Review and Prospects—Outstanding Loans.”

Option Agreement dated February 18, 2005 between Sterlite, IFL and ICICI Bank, Novation Agreement dated November 15, 2008 between IFL, ICICI Bank Limited and Sterlite in respect of the Rs. 772.5 million term loan facility and Novation Agreement dated November 15, 2008 between IFL, ICICI Bank Limited and Sterlite in respect of the Rs. 250 million term loan facility

On February 18, 2005, we entered into an option agreement with IFL and ICICI Bank pursuant to which, in consideration of the payment of an option fee of Rs. 2 million by ICICI Bank, we granted to ICICI Bank a put option to require us to purchase from ICICI Bank all amounts outstanding, due and payable by IFL to ICICI Bank under two term loan agreements, both dated February 8, 2005, as amended, or the Rupee Term Loan Agreements, between IFL and ICICI Bank. The option price is an amount equivalent to the amount outstanding under the Rupee Term Loan Agreements on the date of exercise of the put option. ICICI Bank is entitled to exercise the put option upon the occurrence of certain put option events, including any delay or default in the repayment of any amounts or the occurrence of an event of default under the Rupee Term Loan Agreements. In fiscal 2009, we, ICICI Bank and IFL entered into two novation agreements to take over the two term loans aggregating Rs. 1,023 million ($30.0 million) which was made by ICICI Bank to IFL. The option agreement has subsequently been terminated. See “Item 5. Operating and Financial Review and Prospects—Outstanding Loans.”

Corporate Guarantee dated February 8, 2005 by Sterlite to ICICI Bank on behalf of IFL

On February 8, 2005, we granted a guarantee in favor of ICICI Bank and agreed to pay on demand all amounts payable by IFL under the Rupee Term Loan Agreement in the event of any default on the part of IFL to comply with or perform any of the terms, conditions and covenants in the Rupee Term Loan Agreement. Subsequent to our entering into the novation agreements to take over the Rs. 1,023 million ($30.0 million) term loan which was originally made by ICICI Bank to IFL, our guarantee to ICICI Bank was terminated.

Loan agreement dated April 1, 2010 between Monte Cello BV and Vedanta Jersy Investment Limited

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Loan agreement dated November 3, 2010 between Monte Cello BV and Welter Trading Limited

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Loan Agreement dated February 4, 2008 between Sterlite and Vedanta Aluminium

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Loan Agreement dated February 15, 2011 between THL Zinc Limited and BMM

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Memoranda of Understanding dated August 29, 2007 and December 23, 2007, as amended, between Sterlite and Vedanta Aluminium

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures.

See “Item 7, Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Sponsor Support Agreement dated June 29, 2009 among Sterlite, Sterlite Energy and the State Bank of India

See “Item 7, Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta Resources Plc.

See “Item 4. Information on the Company—Our Business—Our Zinc International Business.”

Amendment Agreement dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Weltcr Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta Resources Plc as an amendment to the Share Purchase Agreement dated May 9, 2010

See “Item 4. Information an the Company—Our Business—Our Zinc International Business.”

Corparate Guarantee dated December 8, 2010 given by SIIL to IL&FS Trust Company Limited on behalf of TSPL

See “Item 5. Operating and Financial Review and Prospects—Outstanding Loans.”

Share Purchase and Shareholders’ Agreement dated September 17, 2010 between SIIL, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited

See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. However, overseas corporate bodies, or OCBs, as defined under applicable RBI regulations, which are not eligible to invest in India and entities, prohibited to buy, sell or deal in securities by the SEBI are not eligible to subscribe to ADSs issued by Indian companies. We have obtained approval from the relevant Indian stock exchanges for listing of the equity shares underlying the ADSs.

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

Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds

Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI and employees in connection with stock options, a person resident in India is not permitted to hold ADSs of an Indian company. Under Indian law, ADSs issued by Indian companies to non-residents have free transferability outside of India. Under the ADR Scheme, a non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. A non-resident holder of ADS can transfer or redeem the ADS into underlying equity shares of the company subject to the procedure specified under the ADR Scheme. In the case of redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor for being sold directly on behalf of the non- resident investor, or being transferred in the books of account of the company in the name of the non-resident.

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

Since our acquisition of the Zinc International companies, our transactions will also be in Namibia Dollars and South African Rand currencies.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the rates quoted on Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2006	44.48	44.17	46.26	43.05
2007	43.10	44.93	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.50	47.49	44.05
2012 (through September 16, 2011)	47.27	44.94	47.58	44.00
Month:
March 2011	44.54	44.91	45.24	44.54
April 2011	44.24	44.30	44.51	44.00
May 2011	45.04	44.90	45.33	44.27
June 2011	44.59	44.81	45.00	44.59
July 2011	44.20	44.40	44.62	44.03
August 2011	45.79	45.31	46.15	44.06

Notes:

(1)	The exchange rates quoted by Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2006	1.40	1.33	1.42	1.28
2007	1.23	1.30	1.39	1.23
2008	1.10	1.15	1.27	1.06
2009	1.44	1.31	1.65	1.02
2010	1.09	1.18	1.44	1.07
2011	0.97	1.06	1.22	0.97
2012 (September 16, 2011)	0.96	0.94	0.98	0.91
Month:
March 2011	0.97	0.99	1.02	0.96
April 2011	0.91	0.94	0.97	0.91
May 2011	0.94	0.94	0.95	0.91
June 2011	0.93	0.94	0.96	0.93
July 2011	0.91	0.93	0.95	0.91
August 2011	0.93	0.95	0.98	0.91

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

Although we have translated selected Indian Rupee and Australian dollar amounts in this annual report into US dollars for convenience, this does not mean, and no representation is made, that the Indian Rupee or Australian dollar amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this annual report from Indian Rupees to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2011, which was Rs. 44.54 per $1.00, and all translations from Australian dollars to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2011, which was AUD 0.97 = $1.00.

E. Taxation

India Taxation

The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident investors of the ADSs. The summary only addresses the tax consequences for non-resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this annual report, including the Income Tax Act and the special tax regimes under Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipts Mechanism) Scheme, 1993, as amended, which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary does not take into account the impact of proposals contained in the draft new Direct Tax Code which has been circulated to the India Government for public debate and the subsequent revised discussion paper. It is expected that the provisions of Direct Taxes Code would be implemented from April 01, 2012. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs and does not deal with all possible tax consequences relating to an investment in the equity shares and ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential Investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

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

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” currently at an effective tax rate of 16.2% (inclusive of applicable surcharge and cess) on the total amount distributed as dividend. Under Section 115 O (1A) of the Finance Act, 2008, effective April 1, 2008, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

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

Capital gains realized in respect of shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the effective tax rate of 16.2% (15% plus applicable surcharge and education cess) in the event such transaction is subject to the securities transaction tax. Withholding tax on capital gains on sale of shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.

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

According to the Scheme, a non-resident’s holding period for the purpose of determining the applicable capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of notice of redemption by the depository to the custodian.

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

Sale of the Equity Shares otherwise than on a Recognized Stock Exchange

Capital gains realized in respect of equity shares listed in India and held by a non-resident investor for more than 12 months will be treated as long-term capital gain. It is unclear whether it is subjected to tax at the effective tax rate of 10.8% or 21.6% (including surcharge and education cess). Capital gains realized in respect of equity shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act. Withholding tax on capital gains on sale of equity shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.

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

Tax Treaties

The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any agreement for the avoidance of double taxation entered into by the Government of India with the country of tax residence of such non-resident investor. The investors are advised to consult their tax advisors the residential status for the purpose of treaty benefits in the event the investments are made through special purpose vehicle in an overseas jurisdiction.

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

Minimum Alternate Tax

The Income Tax Act imposes a MAT on companies the income tax payable on the total income is less than 19.93% (inclusive of surcharge and cess) of its book profit on its book profits. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of MAT, and determined that MAT is payable on income which falls within the ambit of section 10A and 10B of the Act. The Finance Act 2011 had increased the rate of MAT to 20.01% from April 1, 2011 and accordingly it applies to financial year commencing April 1, 2011.

The Direct Taxes Code 2010, effective from April 1, 2012 levies a 20.0% tax on book profit. Although the Code when introduced contained a levy of MAT on gross assets, the revised Direct Taxes Code 2010 has restored the tax on book profit. The tax credit for taxes paid on book profit shall be allowable for a period of 15 years (as against the existing limit of 10 years) and MAT provisions shall apply to special economic zone developers and special economic zone units.

Tax Credit

A non-resident investor may be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident investor’s account in accordance with the laws of the applicable jurisdiction.

United States Federal Income Taxation

The following discussion describes certain material United States federal income tax consequences to US Holders (defined below) under present law of an investment in the ADSs or equity shares. This summary applies only to investors that hold the ADSs or equity shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended, as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	United States expatriates;

•	traders that elect to mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.

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

•

a corporation (or other entity taxable as a corporation for United states federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a domestic trust on the previous day and has a valid election in effect under the applicable United States Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds ADSs or equity shares, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A US Holder that is a partner in a partnership holding ADSs or equity shares is urged to consult its tax advisor.

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

Taxation of Dividends and Other Distributions on the ADSs or Equity Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or equity shares generally will be includible in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of equity shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or equity shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or equity shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate US Holders, including individual US Holders, for taxable years beginning before January 01, 2013, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income”, provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the equity shares are held for a holding period of more than 60 days during the 121 – day period beginning 60 days before the ex-dividend date. Under US Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or equity shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” A US Holder will not be able to claim a foreign tax credit for any Indian taxes imposed with respect to dividend distribution taxes on ADSs or equity shares (as discussed under “- India Taxation—Taxation of Dividends”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Taxation of a Disposition of ADSs or Equity Shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of ADSs or equity shares, a US Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized for the ADS or equity share and such US Holder’s tax basis in such ADSs and equity shares. Any such gain or loss will be treated as long-term capital gain or loss if the US Holder’s holding period in the ADSs and equity shares at the time of the disposition exceeds one year. Long-term capital gain of individual US Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

Because capital gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “—India Taxation—Taxation of Income from ADSs,” “—India Taxation—Taxation of Sale of the Equity Shares,” “—India Taxation—Sale of the Equity Shares on a Recognized Stock Exchange,” “—India Taxation—Sale of the Equity Shares otherwise than on a Recognized Stock Exchange” and “—India Taxation—Buy-Back of Securities”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2012 or any future taxable year.

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, applying certain look-through rules either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our equity shares and ADSs, fluctuations in the market price of our equity shares and ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or equity shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our equity shares or ADSs, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the equity shares or ADSs. If such election is timely made, you will be deemed to have sold the ADSs and equity shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the equity shares and ADSs for purposes of the PFIC rules. After the deemed sale election, your equity shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or equity shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or equity shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate US Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “—Taxation of Dividends and Other Distributions on the ADSs or Equity Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or equity shares cannot be treated as capital, even if you hold the ADSs or equity shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and equity shares you own bears to the value of all of the ADSs and equity shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicable of the PFIC rules to any of our PFIC subsidiaries.

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Equity Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NYSE is a qualified exchange. Our ADSs are listed on the NYSE and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, a US Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our ADSs or equity shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the United States Treasury, each US Holder of a PFIC is required to file an annual report containing such information as the United States Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or equity shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares may be subject to information reporting to the US Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the US Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Certain US Holders who are individuals are required to report information relating to an interest in our ADSs or equity shares, subject to certain exceptions (including an exception for ADSs and equity shares held in accounts maintained by certain financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or equity shares.

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

Quantitative and Qualitative Analysis

See Note 25 “Financial Instruments” in Item 8. Financial Information for more details.

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibia Dollar, South African Rand and Australian Dollar against the US Dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating profit for fiscal 2011.

10% movement in currency	For Rs./ $		For AUD/ $		For NAD / $		For ZAR/ $
	(in millions)
Copper	545.5	12.2	569.2	12.8	—	—	—	—
Zinc India	6,003.4	134.8	—	—	—	—	—	—
Zinc International	190.8	4.3	—	—	428.5	9.6	41.1	0.9
Aluminum	2,367.0	53.1	—	—	—	—	—	—

Total	9,106.7	204.4	569.2	12.8	428.5	9.6	41.1	0.9

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

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans and borrowings for fiscal 2011.

Movement in interest rates	Interest Rates
	(in millions)
0.5%	Rs. 152	$3.4
1.0%	304	6.8
2.0%	608	13.6

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

This table illustrates the impact of a $100 movement in LME prices based on fiscal 2011 volumes, costs and exchange rates and provides the estimated impact on operating profit assuming all other variables remain constant.

$100 movement in LME price	Change in Operating Income
	(in millions)
Copper	Rs. 115	$2.6
Zinc India	3,256	73.1
Zinc International	297	6.7
Aluminum	1,128	25.3
Total	Rs. 4,796	$107.7

The fair value of our open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and current financial liabilities is as follows:

	March 31,
	2010		2011		2011
	Asset	Liability	Asset	Liability	Asset	Liability
	(Rs in millions)		(Rs in millions)		(US dollar in millions)
Cash flow hedges:
Commodity contracts	1	—	—	2	—	—
Forward foreign currency contracts	—	64	—	—	—	—
Fair value hedges:
Commodity contracts	—	27	24	4	0.5	0.1
Forward foreign currency contracts	2	369	21	144	0.5	3.2
Non-qualifying hedges:
Commodity contracts	110	49	136	246	3.1	5.5
Forward foreign currency contracts	2	160	907	14	20.3	0.4

Fair value	115	669	1,088	410	24.4	9.2

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Our ADR facility is maintained with Citibank, N.A., or the Depositary, pursuant to a Deposit Agreement, dated as of July 18, 2007, among us, our Depositary and the holders and beneficial owners of ADSs. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered on the books of the Depositary.

In accordance with the Deposit Agreement, the Depositary may charge fees up to the amounts described below:

	Type of Service	Fees	By whom paid
1.	Issuance of ADSs upon the deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph 4 below)	Up to $5.00 per 100 ADSs (or any portion thereof) issued	Person depositing shares or person receiving ADSs

2.	Surrender of ADSs for cancellation and withdrawal of ordinary shares underlying such ADSs	Up to $5.00 per 100 ADSs (or any portion thereof) surrendered	Person surrendering ADSs for purpose of withdrawal of deposited securities or person to whom deposited securities are delivered

3.	Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements)	Up to $2.00 per 100 ADSs (or any portion thereof) held	Person to whom distribution is made

4.	Distribution of ADSs pursuant to (i) stock dividends or other free	Up to $5.00 per 100 ADSs (or any portion thereof) issued	Person to whom distribution is made

stock distributions, or (ii) exercise of rights to purchase additional ADSs

5.	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares)	Up to $5.00 per 100 ADSs (or any portion thereof) issued	Person to whom distribution is made

6.	Depositary services	Up to $2.00 per 100 ADSs (or any portion thereof) held	Person holding ADSs on applicable record date(s) established by the Depositary

7.	Transfer of ADRs	$1.50 per certificate presented for transfer	Person presenting certificate for transfer

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

During fiscal 2011, the Depository has reimbursed to us an amount of $10,281,696.9in respect of investor relation expenses. In addition, as part of its service to us, the Depositary has waived an amount of $7,869.50 that it has paid on our behalf to third-party service providers in respect of proxy related expenses and other administrative costs.

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

The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($13.8 million), amounted to $1,588.9 million. As of March 31, 2011, we have used the entire proceeds for the purpose mentioned in the offer document.

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

The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($5 million), amounted to $495.0 million. As of March 31, 2011, we have used approximately $102.8 million towards capital expenditures and the unutilized proceeds have been invested temporarily in fixed deposits. We may use the remaining net proceeds towards the expansion of our copper business with another power plant, acquisition of complementary business outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations of India, including the external commercial borrowing regulations specified by the Reserve Bank of India.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2011, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2011, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

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

Our management excluded from its assessment the internal control over financial reporting at THL Zinc Namibia Holdings (Proprietary) Limited (formerly known as Anglobase Namibia Holdings (Pty) Ltd), Black Mountain Mining (Proprietary) Limited and Vedanta Lisheen Finance Limited (formerly known as Anglo American Lisheen Finance Limited) and their subsidiaries, which were acquired on December 3, 2010, February 4, 2011 and February 15, 2011, respectively, and whose financial statements constitute Rs. 68,241 million ($1,532.1 million) and Rs.91,218 million ($2,048 million) of net assets and total assets, respectively, Rs. 9,961 million ($223.6 million) of revenues and Rs.1,657 million ($37.2 million) of profit of the consolidated financial statements as of and for the year ended March 31, 2011. Such exclusion was in accordance with SEC guidance that an assessment of a recently acquired business may be omitted in management’s report on internal controls over financial reporting or ICFR in the year of acquisition.

Changes to certain processes, information technology systems, and other components of internal control resulting from the acquisition of THL Zinc Namibia Holdings (Proprietary) Limited, BMM and Lisheen and their subsidiaries may occur and will be evaluated by management as such integration activities are implemented.

The effectiveness of our internal control over financial reporting as of March 31, 2011 has been audited by Deloitte Haskins & Sells, or Deloitte, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sterlite Industries (India) Limited

Mumbai, Maharashtra, India

We have audited the internal control over financial reporting of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Item 15(b) Management’s Annual Report on Internal Control over Financial

Reporting, management excluded from its assessment the internal control over financial reporting at THL Zinc Namibia Holdings (Proprietary) Limited (formerly known as Anglobase Namibia Holdings (Pty) Ltd), Black Mountain Mining (Proprietary) Limited and Vedanta Lisheen Finance Limited (formerly known as Anglo American Lisheen Finance Limited) and their subsidiaries, which were acquired on December 3, 2010, February 4, 2011 and February 15, 2011 respectively and whose financial statements constitute Rs. 68, 241 million ($1,532.1 million) and Rs. 91,218 million ($2,048 million) of net assets and total assets respectively, Rs. 9,961 million ($223.6 million) of revenues and Rs. 1,657 million ($37.2 million) of profit of the consolidated financial statements as of and for the year ended March 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at THL Zinc Namibia Holdings (Proprietary) Limited, Balck Mountain Mining (Proprietary) Limited and Vedanta Lisheen Finance Limited and their subsidiaries.

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15(b) Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 of the Company and our report dated September 26, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Deloitte Haskins & Sells

Mumbai, Maharashtra, India

September 26, 2011

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

Our audit committee members are Mr. A.R. Narayanaswamy (Chairman), Mr. Gautam Bhailal Doshi, Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi, Junnarkar and Narayanaswamy satisfies the “independence” requirements pursuant to the rules of the SEC and Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for the experience and qualifications of the members of the audit committee.

Our board of directors determined that Mr. A.R. Narayanaswamy qualifies as an “audit committee financial expert” on July 25, 2011 within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

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

Deloitte Haskins & Sells has served as our independent registered public accountant for each of the years ended March 31, 2010 and March 31, 2011 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by Deloitte Haskins & Sells and the various member firms of Deloitte to us, including some of our subsidiaries, in fiscal 2010 and 2011.

	Fiscal
	2010	2011
	(in thousands)
Audit fees (audit and review of financial statements)	$778.6	$1631.2
Audit-related fees (including fees related to the ADS offering and other miscellaneous audit related certifications)	743.5	126.6
Tax fees (tax audit, other certifications and tax advisory services)	46.6	80.1
All other fees (certification on corporate governance and advisory services)	374.6	157.5

Total	$1,943.3	$1,995.4

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table shows all repurchases of the equity shares of SIIL made by SIIL and any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act), and the average price paid per share, in fiscal 2011:

Period:	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs High	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased under the Plans or Programs
		Rs.	$
1-Apr-10	400,000	856	19.22	—	Not applicable
5-Apr-10	325,000	868	19.48	—	Not applicable
6-Apr-10	334,689	873	19.60	—	Not applicable
7-Apr-10	270,000	873	19.60	—	Not applicable
8-Apr-10	800,000	866	19.45	—	Not applicable
9-Apr-10	700,000	886	19.90	—	Not applicable
28-Apr-10	500,000	814	18.28	—	Not applicable
29-Apr-10	300,000	831	18.66	—	Not applicable
30-Apr-10	270,000	830	18.65	—	Not applicable

3-May-10	150,000	810	18.18	—	Not applicable
4-May-10	375,000	786	17.65	—	Not applicable
5-May-10	575,000	744	16.70	—	Not applicable
14-May-10	345,013	707	15.87	—	Not applicable

Total	5,344,702	826.55	18.56	—	Not applicable

Notes:

(1)	During the year 2011, Twinstar Holdings Limited acquired 5,344,702 of equity shares of SIIL and shareholding changed from 54.0% to 54.64%.
(2)	The company in its annual general meeting held on June 11, 2010 approved a sub-division of equity shares of Rs. 2 into equity share of Re. 1 each fully paid up and allotted bonus shares in the ratio of 1:1 post the sub-division consequently resulted in an increase in the number of shares held by Twinstar Holdings Limited and MALCO by 1,377,474,582 and 76,840,200 respectively.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our audit committee consists of four directors: Mr. A. R. Narayanaswamy (Chairman), Mr. Gautam Bhailal Doshi,

Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi, Junnarkar and Narayanaswamy satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards.”

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

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Income for the year ended March 31, 2009, 2010 and 2011.

•	Consolidated Statements of Comprehensive Income for the year ended March 31, 2009, 2010 and 2011.

•	Consolidated Statements of Cash Flow for the year ended March 31, 2009, 2010 and 2011.

•	Consolidated Statements of Financial Position as of March 31, 2010 and 2011.

•	Consolidated Statement of Changes in Equity for the year ended March 31, 2009, 2010 and 2011.

•	Notes to the Consolidated Financial Statements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 3.1 of Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on June 4, 2007.

1.2	Memorandum of Association of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

1.3	Article of Association of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 3.3 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR) - incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Specimen share certificate (effective as of November 30, 2006) - incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-33175) as filed with the SEC on November 30, 2006.

4.1	Vedanta Resources Plc Long-Term Incentive Plan - incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources Plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal - incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Deed of Adherence dated December 11, 2007 among Vedanta Resources Plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal - incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.4	Shared Services Agreement dated December 5, 2003 among Vedanta Resources Plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement - incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.5	Consultancy Agreement dated March 29, 2005 between Vedanta Resources Plc and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.6	Representative Office Agreement dated March 29, 2005 between Vedanta Resources Plc and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.7	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002 - incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8	Shareholders’ Agreement between Sterlite Industries (India) Limited, Government of India and Bharat Aluminium Company Limited dated March 2, 2001 - incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.9	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002 - incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.10	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004 - incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000 - incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.12	$92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006 - incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005 - incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	$125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Limited., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005 - incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004 - incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004 - incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004 - incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003 - incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 - incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20.	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005 - incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005 - incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004 - incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Proprietary Limited dated July 1, 2004, as amended on July 1, 2004 - incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Proprietary Limited dated July 1, 2005 - incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006 - incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003 - incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006 - incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008 - incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.29	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.30	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.32	Specialty Deed between Copper Mines of Tasmania Proprietary Limited, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.33	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.34	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999 - incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.35	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.36	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.37	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.38	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.39	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.40	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc. and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.41	Rs.10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008 - incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.42	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.43	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.44	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.45	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (USA), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants - incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.46	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited - incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.47	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility - incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.48	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited - incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.49	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility - incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.50	Rs. 55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited as security trustee and the lenders named therein - incorporated by reference to Exhibit 4.51 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009 .

4.51	$140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited as lender, and the State Bank of India as facility agent - incorporated by reference to Exhibit 4.52 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.52	Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent - incorporated by reference to Exhibit 4.53 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.53	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures - incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009 .

4.54	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.55	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator - incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.56**	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta Resources Plc and Sterlite Industries (India) Limited both dated March 29, 2005.

4.57**	Outsourcing Services Agreement dated April 1, 2010 between Vedanta Resources Plc and Sterlite Industries (India) Limited.

4.58**	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta Resources Plc.

4.59**	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by Bharat Aluminium Company Limited from DBS Bank Limited for $50 million.

4.60**	Letter of Credit Facility Agreement dated August 30, 2010 obtained by Talwandi Sabo Power Limited from ICICI Bank for Rs. 10,000 million.

4.61**	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited.

4.62**	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of Talwandi Sabo Power Limited.

4.63**	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta Resources Plc as an amendment to the Share Purchase Agreement dated May 9, 2010.

4.64**	Letter of Credit Facility Agreement dated December 18, 2010 obtained by Bharat Aluminium Company Limited from ICICI Bank for Rs. 2.50 billion.

4.65**	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan.

8.1**	List of subsidiaries of Sterlite Industries (India) Limited.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm

**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 26, 2011

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ D.D Jalan
Name:	D.D Jalan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sterlite Industries (India) Limited

Mumbai, Maharashtra, India

We have audited the accompanying consolidated statements of financial position of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2011, and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2011 all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sterlite Industries (India) Limited and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 26, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2011, also comprehended the translation of Indian Rupees amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells

Deloitte Haskins & Sells
Mumbai, Maharashtra, India
September 26, 2011

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2009	2010	2011	2011
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Revenue	5	212,192	244,903	302,472	6,791.0
Cost of sales		(165,097)	(181,928)	(226,134)	(5,077.1)

Gross profit		47,095	62,975	76,338	1,713.9
Other operating income		3,750	1,907	2,366	53.1
Distribution expenses		(3,388)	(3,022)	(3,516)	(78.9)
Administration expenses		(4,367)	(8,026)	(7,614)	(171.0)

Operating profit		43,090	53,834	67,574	1,517.1
Investment and other income	6	18,772	13,811	21,933	492.4
Finance and other costs	7	(6,244)	214	1,096	24.6
Share in consolidated (loss)/profit of associate	10	(3,160)	2,051	(3,082)	(69.2)

Profit before tax		52,458	69,910	87,521	1,964.9
Income tax expense	8	(7,782)	(13,247)	(18,810)	(422.3)

Profit for the year		44,676	56,663	68,711	1,542.6

Profit attributable to:
Equity holders of the parent		32,228	39,263	48,898	1,097.8
Non-controlling interest		12,448	17,400	19,813	444.8
Earnings per share	29
Basic		11.37	12.27	14.55	0.3
Diluted		11.37	12.03	13.87	0.3
Weighted average number of equity shares used in computing earnings per share
Basic		2,833,583,490	3,199,826,061	3,361,207,534	3,361,207,534
Diluted		2,833,583,490	3,236,000,281	3,446,945,134	3,446,945,134

The accompanying notes are an integral part of these consolidated financial statements.

The Company’s consolidated statements of income are presented disclosing expenses by function. The consolidated statements of income disclosing expenses are presented by nature in Note 34 (c).

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Profit for the year	44,676	56,663	68,711	1,542.6
Other comprehensive (loss)/ income, net of tax:
Exchange differences on translation of foreign operations	(327)	1,295	807	18.1
(Loss)/gain on available-for-sale financial investments	(79)	318	(129)	(2.9)
Cash flow hedges*#	398	121	(97)	(2.1)
Share in consolidated other comprehensive (loss)/income of associate *	(582)	799	340	7.6

Total other comprehensive (loss)/income for the year, net of tax	(590)	2,533	921	20.7

Total comprehensive income	44,086	59,196	69,632	1,563.3

Total comprehensive income attributable to:
Equity holders of the parent	31,708	41,724	49,727	1,116.4
Non-controlling interest	12,378	17,472	19,905	446.9

	44,086	59,196	69,632	1563.3

*	Refer to Note 8 for tax related to each component of other comprehensive (loss)/ income
#	Refer to Note 34(a) for amounts reclassified into profit for the year out of other comprehensive (loss)/ income

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		As at March 31,
		2010	2011	2011
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment	9(a)	226,629	326,944	7,340.4
Intangible assets	9(b)	—	10,305	231.4
Leasehold land prepayments		1,220	1,217	27.3
Investment in associate	10	4,621	1,879	42.2
Financial asset investments	11	1,362	1,233	27.7
Other non-current assets	12	10,227	14,699	330.0

Total non-current assets		244,059	356,277	7,999.0

Current assets
Inventories	13	29,822	52,358	1,175.5
Current tax asset		660	827	18.6
Trade and other receivables	14	118,907	111,906	2,512.5
Short-term investments	15	211,022	203,111	4,560.2
Derivative financial assets	25	115	1,088	24.4
Restricted cash and cash equivalents	16	60	39	0.9
Cash and cash equivalents	17	2,021	21,487	482.4

Total current assets		362,607	390,816	8,774.5
Assets held for sale	18	188	11	0.3

Total assets		606,854	747,104	16,773.8

LIABILITIES
Current liabilities
Short-term borrowings	19	19,121	37,948	852.0
Acceptances	20	29,901	25,786	578.9
Trade and other payables	21	35,095	66,592	1,495.1
Derivative financial liabilities	25	669	410	9.2
Provisions	22	748	1,352	30.4
Current tax liabilities		863	2,356	53.0

Total current liabilities		86,397	134,444	3,018.6

Net current assets		276,210	256,372	5,755.9

Non-current liabilities
Long-term borrowings	19	43,578	53,559	1,202.5
Deferred tax liabilities	8	17,955	28,226	633.7
Retirement benefits	24	865	1,948	43.7
Provisions	22	382	6,182	138.8
Other non-current liabilities	23	5,689	2,719	61.0

Total non-current liabilities		68,469	92,634	2,079.7

Total liabilities		154,866	227,078	5098.3

Net assets		451,988	520,026	11,675.5

EQUITY
Share capital	27	1,681	3,361	75.5
Securities premium		182,797	181,117	4,066.4
Other components of equity		2,723	2,497	56.0
Retained earnings		177,971	223,195	5,011.1

Equity attributable to equity holders of the parent		365,172	410,170	9,209.0
Non-controlling interest		86,816	109,856	2,466.5

Total Equity		451,988	520,026	11,675.5

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Cash flows from operating activities
Profit before tax	52,458	69,910	87,521	1,964.9
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation and amortisation	8,024	8,061	12,422	278.9
Provision for doubtful debts/advances	12	46	26	0.6
Fair value gain on financial assets held for trading	(2,254)	(2,741)	(4,185)	(94.0)
Profit on sale of fixed asset, net	(10)	(104)	(257)	(5.8)
Share in consolidated (profit) / loss of associate	3,160	(2,051)	3,082	69.2
Impairment of guarantees	137	—	—	—
Exchange loss/(gains), net	2,159	(6,074)	(2,232)	(50.1)
Gain on fair valuation of conversion option	—	(587)	(3,206)	(72.0)
Interest and dividend income	(13,779)	(13,076)	(16,917)	(379.8)
Interest expense	4,688	3,910	2,693	60.5
Changes in assets and liabilities:
Decrease/(increase) in trade and other receivables	12,843	3,008	(8,528)	(191.5)
Decrease /(increase) in inventories	8,767	(5,167)	(17,584)	(394.7)
(Increase)/decrease in other current and non-current assets	(6,629)	1,313	(1,244)	(27.9)
(Decrease)/increase in trade and other payable	(8,520)	3,410	31,977	717.9
Increase/(decrease) in other current and non-current liabilities	1,759	(1,482)	(5,519)	(123.9)
Proceeds from short-term investments	984,841	1,231,265	1,263,809	28,374.7
Purchases of short-term investments	(976,457)	(1,270,518)	(1,206,419)	(27,086.2)

Cash generation from operation	71,199	19,123	135,439	3,040.8
Interest paid	(3,897)	(5,597)	(4,375)	(98.2)
Interest received	4,420	6,460	9,769	219.3
Dividend received	9,030	5,966	4,320	97.0
Income tax paid	(8,649)	(11,703)	(17,624)	(395.7)

Net cash from operating activities	72,103	14,249	127,529	2,863.2

Cash flows from investing activities
Purchases of property, plant and equipment	(40,623)	(61,875)	(50,016)	(1,122.9)
Proceeds from sale of property, plant and equipment	66	323	554	12.3
Redemption of investments in associate	—	13,342	—	—

Loans repaid by related parties	—	6,850	79,556	1,786.2
Loans to related parties	(15,381)	(96,848)	(56,581)	(1,270.3)
Proceeds from short-term deposits	13,354	55,811	58,307	1,309.0
Purchases of short-term deposits	(50,277)	(37,136)	(106,877)	(2,399.5)
Acquisition of zinc international business (net of cash acquired) *	—	—	(53,526)	(1,201.7)
Net changes in restricted cash and cash equivalents	(1,952)	1,951	21	0.5

Net cash used in investing activities	(94,813)	(117,582)	(128,562)	(2,886.4)

Cash flows from financing activities
Proceeds from issuance of equity shares ,net	—	76,529	—	—
Proceeds from Convertible notes	—	23,133	—	—
Proceeds from/(repayment of) working capital loan, net	(3,588)	(1,194)	1,692	38.0
Proceeds from/(repayment of) acceptances, net	5,454	(1,386)	—	—
Proceeds from acceptances	—	—	35,043	786.8
Repayment of acceptances	—	—	(39,719)	(891.8)
Proceeds from other short-term borrowings	4,500	5,626	30,171	677.4
Repayment of other short-term borrowings	—	(4,500)	(15,000)	(336.8)
Proceeds from long-term borrowings	14,790	13,380	17,129	384.5
Repayment of long-term borrowings	(3,902)	(5,103)	(8,823)	(198.0)
Loan from related party	—	—	15,738	353.3
Loan repaid to related party	—	—	(10,838)	(243.3)
Payment of dividends to equity holders of the parent, including dividend tax	(3,315)	(3,437)	(3,674)	(82.5)
Payment of dividends to non-controlling, including dividend tax	(497)	(726)	(1,069)	(24.0)

Net cash provided by financing activities	13,442	102,322	20,650	463.6

Effect of exchange rate changes on cash and cash equivalents	(394)	331	(151)	(3.4)
Net (decrease)/increase in cash and cash equivalents	(9,662)	(680)	19,466	437.0
Cash and cash equivalents at the beginning of the year	12,363	2,701	2,021	45.4
Cash and cash equivalents at the end of the year #	2,701	2,021	21,487	482.4

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	14,383	18,363	21,660	486.3

The accompanying notes are an integral part of these consolidated financial statements.

*	Payments for acquisition of zinc international business includes an amount of Rs 3,972 million paid towards settlement of shareholder’s loan acquired as a part of BMM acquisition. Also refer Note 4.
#	for composition, refer Note 17.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available- for-sale financial investments	Cash flow hedges	Retained earnings	Total	Non- controlling interest	Total
Balance as at April 1, 2008	1,417	106,532	(72)	87	(392)	113,232	220,804	58,189	278,993
Profit for the year	—	—	—	—	—	32,228	32,228	12,448	44,676
Exchange differences on translation of foreign operations	—	—	(327)	—	—	—	(327)	—	(327)
Movement in available-for-sale financial investments	—	—	—	(79)	—	—	(79)	—	(79)
Net movement in fair value of cash flow hedges, net of tax *#	—	—	—	—	468	—	468	(70)	398
Share in consolidated other comprehensive income of associate, net of tax*	—	—	—	—	(582)	—	(582)	—	(582)

Total comprehensive income during the year	—	—	(327)	(79)	(114)	32,228	31,708	12,378	44,086

Adjustment for amount transferred to initial carrying amount of property, plant and equipment, net of tax	—	—	—	—	1,336	—	1,336	—	1,336
Dividend paid including tax on dividend	—	—	—	—	—	(3,315)	(3,315)	(497)	(3,812)

Balance as at March 31, 2009	1,417	106,532	(399)	8	830	142,145	250,533	70,070	320,603

Balance as at April 1, 2009	1,417	106,532	(399)	8	830	142,145	250,533	70,070	320,603
Profit for the year	—	—	—	—	—	39,263	39,263	17,400	56,663

Exchange differences on translation of foreign operations	—	—	1,295	—	—	—	1,295	—	1,295
Movement in available-for-sale financial investments	—	—	—	318	—	—	318	—	318
Net movement in fair value of cash flow hedges, net of tax *#	—	—	—	—	49	—	49	72	121
Share of other comprehensive income of associate, net of tax*	—	—	—	—	799	—	799	—	799

Total comprehensive income during the year	—	—	1,295	318	848	39,263	41,724	17,472	59,196

Shares issued	264	76,265	—	—	—	—	76,529	—	76,529
Share in associate towards adjustment for amount transferred to initial carrying amount of property, plant and equipment	—	—	—	—	(177)	—	(177)	—	(177)
Dividend paid including tax on dividend						(3,437)	(3,437)	(726)	(4,163)

Balance as at March 31, 2010	1,681	182,797	896	326	1,501	177,971	365,172	86,816	451,988

Balance as at April 1, 2010	1,681	182,797	896	326	1,501	177,971	365,172	86,816	451,988
Profit for the year	—	—	—	—	—	48,898	48,898	19,813	68,711
Exchange differences on translation of foreign operations	—	—	714	—	—	—	714	93	807
Movement in available-for-sale financial investments	—	—	—	(129)	—	—	(129)	—	(129)
Net movement in fair value of cash flow hedges, net of tax *#	—	—	—	—	(96)	—	(96)	(1)	(97)

Share in consolidated other comprehensive income of associate, net of tax*	—	—	—	—	340	—	340	—	340

Total comprehensive income for the year	—	—	714	(129)	244	48,898	49,727	19,905	69,632

Bonus shares issued	1,680	(1,680)	—	—	—	—	—	—	—
Non-controlling interest on acquisition @	—	—	—	—	—	—	—	4,204	4,204
Adjustment for amount transferred to initial carrying amount of property, plant and equipment, net of tax	—	—	—	—	(1,055)	—	(1,055)	—	(1,055)
Dividend paid including tax on dividend	—	—	—	—	—	(3,674)	(3,674)	(1,069)	(4,743)

Balance as at March 31, 2011	3,361	181,117	1,610	197	690	223,195	410,170	109,856	520,026

Balance as at March 31, 2011 (in US dollars millions)	75.5	4,066.4	36.1	4.4	15.5	5,011.1	9,209.0	2,466.5	11,675.5

*	Refer to Note 8 for taxes related to each component of the other comprehensive income
#	Refer to Note 34(a) for amount reclassified to the statement of income from other comprehensive income
@	Refer to Note 4(b) for non-controlling interest on acquisition

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Company overview

Sterlite Industries (India) Limited (“SIIL”) and its consolidated subsidiaries (collectively, the “Company” or “Sterlite”) are engaged in non-ferrous metals and mining in India, Australia, Namibia, South Africa and Ireland. SIIL was incorporated on September 8, 1975 under the laws of the Republic of India and has its registered office at Tuticorin, Tamilnadu. SIIL’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, SIIL completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of an additional 131,906,011 ADSs, each currently representing four equity shares, which are listed on the New York Stock Exchange.

These consolidated annual financial statements were authorised for issue by the Company’s board of directors on September 26, 2011.

SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 54.64% of SIIL’s equity as at March 31, 2011.

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

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2011. HZL’s operations include four lead-zinc mines, four zinc smelters, one lead smelter, one lead-zinc smelter, five sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and a zinc ingot melting and casting plant in the State of Uttarakhand in North India.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia, Lisheen mine in Ireland and a 74% stake in Black Mountain Mining (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Company completed the acquisition of Skorpion on December 3, 2010, of 74% of BMM on February 4, 2011 and of Lisheen on February 15, 2011.

The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51.0% interest as at March 31, 2011. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Company’s power business comprises Sterlite Energy Limited (“SEL”) and Talwandi Sabo Power Limited (“TSPL”) engaged in the power generation business in India. SEL commenced construction of its 2,400 MW thermal coal-based commercial power facility in the State of Orissa in Eastern India and the first unit of 600 MW was capitalised on March 1, 2011. TSPL had signed a MoU with the Government of Punjab for the establishment of 2,640 MW and is in development stage enterprise in the process of constructing the power plant.

The Company’s other activities include Paradip Multi Cargo Berth Private Limited (“PMCBPL”) and Vizag General Cargo Berth Private Limited (“VGCB”), in which the Company owns a 74% interest in each. Paradip port operation includes building, owning and operating a new berth at Paradip port, situated in the Jagatsinghpur District of Orissa, on the east coast of India. Vizag port operation includes mechanisation of coal handling facilities and up gradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India

The Company owns a 29.5% non-controlling interest in Vedanta Aluminium Limited (“Vedanta Aluminium”), a 70.5% owned subsidiary of Vedanta.

2. Basis of preparation of financial statements

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all periods presented unless otherwise stated.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments.

Going concern

The consolidated financial statements have been prepared in accordance with the going concern basis of accounting.

Convenience translation

The consolidated financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2011 have been translated into US dollars (“$”) at the noon buying rate of $1.00 = Rs. 44.54 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2011. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

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

Adoption of new standards

In the current financial period the Company has adopted with effect from April 01, 2010, on a prospective basis, IFRS 3 (2008) “Business Combinations”, and consequential amendments to IAS 27 (2008) “Consolidated and Separate Financial Statements”.

IAS 27 (2008) requires the effect of all transactions with non-controlling interests to be recognised in equity where there is no change in control.

The Company adopted an amendment to IAS 27 “Consolidated and Separate Financial Statements” on April 01, 2010. This requires that when a transaction occurs with non-controlling interests in company entities that do not result in a change in control, the difference between the consideration paid or received and the recorded non-controlling interest should be recognised in equity.

The adoption of the revised standard has resulted in reference to minority interest being amended to non-controlling interest. There has been no additional impact on the Company apart from the items described above.

Other amendments to accounting standards or new interpretations issued by the IASB, which were applicable from April 01, 2010, do not have an impact on the Company.

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

Investment in associates is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value is adjusted to reflect the Company’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of income and comprehensive income include the Company’s share of associate’s results, except where the associate is generating losses, the Company’s investments in the associate has been written down to zero and the Company has no legal or constructive obligation to make any payments on behalf of the associate.

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

Certain of the Company’s sales contracts provide for provisional pricing based on the price on The London Metal Exchange (“LME”), as specified in the contract, when shipped. Final settlement of the price is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and same is adjusted in revenue.

Revenue from sale of power is recognized when delivered and measured based on contractual agreement and tariff rates approved by electricity regulatory authorities.

Dividend income is recognised when the right to receive payment is established. Interest income is recognised using the effective interest rate method.

D. Business combinations

Acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognised at their fair value at the acquisition date.

Excess of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the income statement in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to income statement in line with IFRS 3.

E (a) Property, plant and equipment

(i). Mining properties

The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

Stripping costs/secondary development expenditure incurred during the production stage of operations of an ore body is charged to the statement of income immediately.

In circumstances where a property is abandoned, the cumulative capitalised costs relating to the property are written off in the same period.

Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

(ii). Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statement of income in the period in which the costs are incurred. Major inspection and overhaul expenditure is capitalised.

(iii). Assets in the course of construction

Assets in the course of construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

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

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
— Operations	30 years
— Administration	50 years
Plant and equipment	10-20 years
Office equipment and fixtures	3-20 years
Motor vehicles	9-11 years

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

(b) Intangible assets

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as intangible asset and stated at cost less impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right are expensed as incurred.

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

(a). Financial asset investments

Financial asset investments are classified as available-for-sale and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in other comprehensive income. Upon disposal or impairment of the investments, the gains and losses in other comprehensive income are recycled into the statement of income.

Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

(b). Short-term investments

Short-term investments represent short-term marketable securities and other bank deposits with an original maturity between three to twelve months.

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

Loans and other receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short-term receivables when the interest would be immaterial.

(ii). Non-derivative financial liabilities

The Company initially recognises debt securities issued on the date that they are originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

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

(b). Foreign currency convertible notes

Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company according to the terms of the issue. The conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable notes issue costs are allocated to the liability component and the conversion option (expensed off immediately) in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component is measured at amortised cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in consolidated statement of income. The conversion option is presented together with the related liability.

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

I. Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short-term investments is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the year.

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

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in other comprehensive income is transferred to the statement of income on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in other comprehensive income.

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

Impairment losses are recognized in the statement of income. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

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

N. Retirement benefit schemes

The Company operates or participates in a number of defined benefit and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined separately each year for each plan using the projected unit credit method by independent qualified actuaries.

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

In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the consolidated statement of income except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales, which are recognized in other comprehensive income.

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

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

i.	Note 9(a) and 9(b), the accounting policy on property, plant and equipment- Mining reserve estimates and useful life of property, plant and equipment and policy on intangible assets, respectively.

ii.	Note 18 and the accounting policy on impairment of assets:

In assessing property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, increase in cost, discount rate, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could have an impact on the carrying value of the assets.

iii.	Note 22 and the accounting policy on restoration, rehabilitation and environmental costs:

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting the Company’s obligations at that time. A corresponding provision is created on the liability side. The capitalised asset is charged to the income statement over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

iv.	Note 24 and the accounting policy on retirement benefit schemes

v.	Note 31 and 35 on contingencies:

The Company has significant capital commitments in relation to various capital projects which are not recognized on the statement of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Company. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which the Company is involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

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

vii.	Note 10 on investments in associate:

Consequent to ongoing delay in approval for the Niyamgiri mines and expansion of alumina refinery, the Company has reviewed the carrying value of its investments in Vedanta Aluminium for impairment, and has concluded that no impairment is currently considered necessary based on the possible alternate source of obtaining bauxite and expectation of obtaining the necessary approvals for alumina refinery expansion in due course.

U. Recently issued accounting pronouncements

At the date of authorization of these consolidated financial statements, the following standards interpretations and amendments, which have not been applied in these financial statements, were in issue but were not yet effective:

IFRS 7 was amended in May 2010 and October 2010, as part of Improvements to IFRSs 2010. The effect of the amendments were to provide (a) qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures to form an overall picture of the nature and extent of risks arising from financial instruments and (b) help users of financial statements to evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. The amendments issued in May 2010 are effective for annual periods beginning on or after January 1, 2011 and those issued in October 2010 are effective for annual periods beginning on or after July 1, 2011. Early application is permitted. The Company is currently evaluating the impact, if any; the adoption of the amendments will have on the Company’s consolidated financial statements.

IAS 19 “Employee benefits” the amendments make important improvements by eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), enhancing the disclosure requirements for defined benefit plans. IAS 19 is applicable prospectively from the financial year beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s consolidated financial statements.

The following new IFRSs were issued during the year and are applicable to annual reporting periods beginning on or after January 01, 2013.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes the requirements relating to consolidated financial statement in IAS 27 - “Consolidated and Separate Financial Statement” (amended 2008) and also supersedes SIC 12, “Consolidation – Special Purpose Entities”. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 11 “Joint Arrangements” classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. IFRS 11 supersedes IAS 31 – “Interest in Joint Ventures” (amended 2008) and SIC 13 – “Jointly Controlled Entities – Non Monetary Contribution by Ventures”. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 replaces disclosure requirements in IAS 27 – “Consolidated and Separate Financial Statements” (amended 2008), IAS 28 – “Investment in Associates” and IAS 31 – “Interest in Joint Ventures” (amended 2008). The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 13 “Fair value measurement” defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s consolidated financial statements.

In May 2010, the IASB issued “Improvements to IFRS” — a collection of amendments to certain IFRSs — as part of its programme of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project.

The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2011, although entities are permitted to adopt them earlier.

Improvements to IFRSs issued in May 2010 approved amendments to:

IFRS 3 “Business Combinations”

IFRS 7 “Financial Instruments: Disclosures”

IAS 1 “Presentation of Financial Statements”

IAS 27 (revised 2008) “Consolidated and Separate Financial Statements”

IAS 34 “Interim Financial Reporting”

The Company is currently evaluating the impact, if any, the adoption of these improvements will have on the Company’s consolidated financial statements.

4. Business Combinations

a)	On December 03, 2010, the Company acquired 100% of the equity of THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”, formerly known as Anglobase Namibia Holdings (Proprietary) Limited) for a total consideration of US dollars 706.7 million (Rs. 32,098 million). The financial results of Skorpion from the date of acquisition to March 31, 2011 have been included in the consolidated financial statements of the Company. Skorpion is involved in mining and smelting of zinc. The primary reason for acquisition is to expand the Company’s zinc business.

The fair values and business combination accounting set out in this financial statement are provisional, in so far as it relates to property, plant and equipment, for the 12 month period from the date of acquisition.

The fair value of the identifiable assets and liabilities of Skorpion as at the date of the acquisition were provisionally estimated as follows:

Fair value (Rs. in millions)
Assets
Non-current assets
Property, plant and equipment Other non-currents assets	27,713 137

27,850

Current assets
Inventories	2,435
Trade and other receivables	179
Cash and cash equivalents	5,466

8,080

Liabilities
Current liabilities
Trade and other payables	991
Current tax liabilities	16

1,007

Non-current liabilities
Deferred tax liabilities	600
Provisions	2,225

2,825

Net assets	32,098

Satisfied by:
Cash consideration paid	32,098

Since the date of acquisition, Skorpion has contributed Rs. 5,077 million to the revenue and Rs. 766 million to the profit of the Company for the year ended March 31, 2011. If Skorpion had been acquired at the beginning of the year, the revenue of the Company would have been Rs. 15,168 million higher and the profit for the year of the Company would have been Rs. 1,877 million higher.

Acquisition costs of Rs. 88 million related to Skorpion have been charged to consolidated statement of income under administration expenses.

b)	On February 04, 2011 the Company acquired 74% of the equity of Black Mountain Mining (Proprietary) Limited (BMM) for a total consideration of US dollars 260.2 million (Rs. 11,965 million). Shareholder’s loan from Anglo to BMM was taken over by the Company of amount ZAR 622.5 million (Rs. 3,972 million). The financial results of BMM from the date of acquisition to March 31, 2011 have been included in the consolidated financial statements of the Company. BMM holds two key assets, which includes Black Mountain mine and the Gamsberg mine project which is in exploration stage. BMM is mainly involved in mining and production of zinc concentrate. The primary reason for acquisition is to expand the Company’s zinc business.

The fair values and business combination accounting set out in this financial statement are provisional, in so far as it relates to property, plant and equipment and intangible assets, for the 12 month period from the date of acquisition.

The fair value of the identifiable assets and liabilities of BMM as at the date of the acquisition were provisionally estimated as follows:

Fair value (Rs. in millions)
Assets
Non-current assets
Property, plant and equipment	16,021
Intangible assets	10,080
Other non-currents assets	495

26,596

Current assets
Inventories	1,601
Trade and other receivables	1,370
Cash and cash equivalents	1,449

4,420

Liabilities
Current liabilities
Borrowings	5,367
Trade and other payables	566
Provisions	569
Current tax liabilities	415

6,917

Non-current liabilities
Retirement benefits	318
Deferred tax liabilities	7,129
Provisions	483

7,930

Net assets	16,169

Less: Non-controlling interest on acquisition	4,204

11,965

Satisfied by:
Cash consideration paid	11,965

Since the date of acquisition, BMM has contributed Rs. 2,532 million to the revenue and Rs. 380 million to the profit of the Company for the year ended March 31, 2011. If BMM had been acquired at the beginning of the year, the revenue of the Company would have been Rs. 10,532 million higher and the profit for the year of the Company would have been Rs. 1,193 million higher.

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of BMM’s identifiable net assets.

Acquisition costs of Rs. 39 million related to BMM have been charged to consolidated statement of income under administration expenses.

c)	On February 15, 2011, the Company acquired 100% of the equity of Vedanta Lisheen Finance Limited (‘Lisheen’, formerly known as Anglo American Lisheen Finance Limited), Ireland for a total consideration of US dollars 546.2 million (Rs. 25,020 million). The financial results of Lisheen from the date of acquisition to March 31, 2011 have been included in the consolidated financial statements of the Company. Lisheen is mainly involved in mining and production of zinc concentrate. The primary reason for acquisition is to expand the Company’s zinc business.

The fair values and business combination accounting set out in this financial statement are provisional, in so far as it relates to property, plant and equipment, for the 12 month period from the date of acquisition.

The fair value of the identifiable assets and liabilities of Lisheen as at the date of the acquisition were provisionally estimated as follows:

Fair value (Rs. in millions)
Assets
Non-current assets
Property, plant and equipment	12,975
Other non-current assets	3,995

16,970

Current assets
Inventories	835
Trade and other receivables	676
Cash and cash equivalents	12,614

14,125

Liabilities
Current liabilities
Trade and other payables	1,047
Current tax liabilities	137

1,184

Non-current liabilities
Deferred tax liabilities	2,053
Provisions	2,838

4,891

Net assets	25,020

Satisfied by:
Cash consideration paid	25,020

Since the date of acquisition, Lisheen has contributed Rs. 2,352 million to the revenue and Rs. 511 million to the profit of the Company for the year ended March 31, 2011. If Lisheen had been acquired at the beginning of the year, the revenue of the Company would have been Rs. 13,311 million higher and the profit for the year of the Company would have been Rs. 4,625 million higher.

Acquisition costs of Rs. 261 million related to Lisheen have been charged to consolidated statement of income under administration expenses.

5. Revenue

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue, gross of excise duty	228,487	256,943	320,946	7,205.8
Less: excise duty	(16,295)	(12,040)	(18,474)	(414.8)

Revenue, net of excise duty	212,192	244,903	302,472	6,791.0

6. Investment and other income

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Dividend income on financial assets held for trading	9,030	5,966	4,320	97.0
Fair value gain on financial assets held for trading	2,254	2,741	4,185	94.0
Interest income on bank deposits	2,518	2,389	4,962	111.4
Interest income on loans and receivables	2,179	4,925	7,760	174.2
Foreign exchange gain /(loss)	2,881	(1,997)	788	17.6
Capitalisation of interest income (1)	(90)	(213)	(82)	(1.8)

	18,772	13,811	21,933	492.4

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

7. Finance and other costs

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Interest on borrowings other than convertible notes (2)	3,703	4,037	2,783	62.5
Interest on convertible notes (2)	—	890	2,124	47.7
Bank charges	778	620	628	14.1
Unwinding of discount on provisions	17	11	52	1.2
Gain on fair valuation of conversion option	—	(587)	(3,206)	(72.0)
Foreign exchange loss/(gain) on foreign currency borrowings	2,785	(3,395)	(746)	(16.7)
Other	249	52	374	8.3
Capitalisation of borrowing costs (1)	(1,288)	(1,842)	(3,105)	(69.7)

	6,244	(214)	(1,096)	(24.6)

Notes:

(1)	Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The rate for capitalisation of interest relating to general borrowings was approximately Nil, 12.68% and 12.71% for the year ended March 31, 2009, 2010 and 2011 respectively.
(2)	Finance costs include Rs. 3,703 million, Rs. 4,927 million and Rs.4,907 million ($110.2 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the year ended March 31, 2009, 2010 and 2011 respectively.

8. Income tax expense

Overview of the Indian direct tax regime

Indian companies are subject to Indian income tax on a standalone basis. Each entity is assessed for tax on taxable profits determined for each fiscal year beginning on April 1 and ending on March 31. For each fiscal year, a company’s profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the Indian Income Tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the fiscal years 2011 and 2012 is 33.22% and 32.45% respectively, the change in rate arising from a reduction in the surcharge.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing statutory income tax. MAT for the financial year 2010-11 is assessed at 18% plus a surcharge and education cess. The combined Indian statutory tax rate of MAT for the fiscal year 2011 is 19.93% and fiscal year 2012 is 20.01%. MAT paid during a year can be set off against regular income taxes within a period of ten years succeeding the assessment year in which MAT credit arises.

Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenges by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved in the High Court or the Supreme Court.

There are various tax exemptions or tax holidays available to companies in India. The most important to the Company are:

•

The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated areas of India can benefit from a tax holiday. A typical tax holiday would exempt 100% of the profits from the undertaking for five years, and 30% for five years thereafter.

•

The power plants’ exemption — Profits on newly constructed power plants can benefit from a tax holiday. A typical holiday would exempt 100% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company. This exemption is available only for units set up until 31 March 2012.

•

Wind power plant’s exemption — Profits are exempt from income tax for any continuous block of 10 years in the first 15 years of operations. Accelerated depreciation of 80% is available in the first year of operations.

•	Export Oriented Unit’s exemption — Profits from units designated as an Export Oriented Unit, from where goods are exported out of India, are exempt from tax up to fiscal year 2011.

The effect of such tax holidays were Rs. 5,942 million (impact on basic EPS Rs. 2.1), Rs. 7,943 million (impact on basic EPS- Rs. 2.5), and Rs. 10,942 million ($ 245.7 million) (impact on basic EPS Rs. 3.3) ($ 0.1) for the years ended March 31, 2009, 2010 and 2011 respectively.

Business losses in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. Unabsorbed depreciation can be carried forward for an indefinite period.

The major components of income tax expense for the year ended March 31, 2009, 2010 and 2011 are indicated below:

(a) Consolidated statements of income

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current tax:
Current tax on profit for the year	8,954	11,492	18,325	411.4
Charge/ (credits) in respect of current tax for earlier years	(913)	(129)	60	1.3

Total current tax	8,041	11,363	18,385	412.7

Deferred tax:
Origination and reversal of temporary differences	(259)	2,287	890	20.0
Reduction in tax rate	—	(403)	(465)	(10.4)

Total deferred tax	(259)	1,884	425	9.6

Tax expense for the year	7,782	13,247	18,810	422.3
Effective income tax rate (%)	14.8%	18.9%	21.5%	21.5%
(b) Consolidated statements of other comprehensive (loss)/ income

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Deferred tax (credit)/charge on:
-cash flow hedges	(381)	174	110	2.5
- reclassification adjustments on cash flow hedges	2	381	(174)	(3.9)
-share in consolidated other comprehensive (loss)/income of associate	(300)	246	—	—

	(679)	801	(64)	(1.4)

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory income tax rate to recognised income tax expense for the year indicated are as follows:

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Accounting profit before tax	52,458	69,910	87,521	1,964.9
Statutory income tax rate	33.99%	33.99%	33.22%	33.22%
Tax at Indian statutory income tax rate	17,831	23,762	29,074	652.8
Disallowable expenses	13	323	477	10.7
Non-taxable income	(3,344)	(2,932)	(2,012)	(45.2)
Tax holidays and similar exemptions	(5,942)	(7,943)	(10,942)	(245.7)
Change in deferred tax balances due to the change in Indian income tax rates from 33.99% to 33.22% for 2010 and from 33.22% to 32.45% for 2011	—	(403)	(465)	(10.4)
Effect of tax rates differences of subsidiaries operating in other jurisdictions	(176)	(48)	(104)	(2.3)
Dividend distribution tax	126	191	728	16.3
Unrecognised MAT credit	520	404	1,145	25.7
Charge/(Credit) in respect of previous years	(913)	(129)	60	1.3
Utilisation of tax losses	(333)	(355)	(131)	(2.9)
Tax effect on share of loss of associate	—	377	1,024	23.0
Others	—	—	(44)	(1.0)

	7,782	13,247	18,810	422.3

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

Significant components of deferred tax assets/liabilities recognized in the statement of financial position are as follows:

For the year ended March 31, 2009:

	(Rs. in millions)
Significant components of deferred tax liabilities/(assets)	Opening balance as at April 1, 2008	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2009
Share in profit or loss of associate	39	(1,074)	(300)	—	(1,335)
Property, plant and equipment	16,207	243	—	(3)	16,447
Voluntary retirement scheme	(32)	19	—	—	(13)
Employee benefits	(220)	(22)	2	—	(240)
Fair value of derivative assets/ liabilities	(76)	76	(381)	—	(381)
Fair valuation of other assets/liabilities	427	(85)	—	(2)	340
Other temporary differences	(204)	584	—	(26)	354

	16,141	(259)	(679)	(31)	15,172

For the year ended March 31, 2010:

	(Rs. in millions)
Significant components of deferred tax liabilities/(assets)	Opening balance as at April 1, 2009	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2010
Share in profit or loss of associate	(1,335)	1,089	246	—	—
Property, plant and equipment	16,447	1,498	—	3	17,948
Voluntary retirement scheme	(13)	6	—	—	(7)
Employee benefits	(240)	(67)	—	(1)	(308)
Fair value of derivative assets/ liabilities	(381)	(1)	555	—	173
Fair valuation of other assets/liabilities	340	(44)	—	(2)	294
MAT credits entitlement	—	(93)	—	—	(93)
Other temporary differences	354	(504)	—	98	(52)

Total	15,172	1,884	801	98	17,955

For the year ended March 31, 2011:
Significant components of deferred tax liabilities/ (assets)	Opening balance as at April 1, 2010	Acquisition through business combination	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2011	Total as at March 31, 2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollar in millions)
Intangible assets	—	2,822	—	—	62	2,884	64.8
Property, plant and equipment	17,948	7,067	911	—	78	26,004	583.8
Voluntary retirement scheme	(7)	—	(62)	—	—	(69)	(1.5)
Employee benefits	(308)	—	(68)	—	(2)	(378)	(8.5)
Fair value of derivative assets/ liabilities	173	—	1,442	(64)	—	1,551	34.8
Fair valuation of other assets/liabilities	294	—	770	—	(12)	1,052	23.6
MAT credits entitlement	(93)	—	(3,134)	—	—	(3,227)	(72.5)
Other temporary differences	(52)	(107)	566	—	2	409	9.2

Total	17,955	9,782	425	(64)	128	28,226	633.7

Deferred tax assets and liabilities have been offset where they arise in the same legal entity and taxing jurisdiction but not otherwise.

Unused tax losses for which no deferred tax asset is recognized amount to Rs. 409 million and Rs 4,142 million ($93.0 million) as at March 31, 2010 and March 31, 2011 respectively .These relate primarily to tax losses at SEL, SIL and Skorpion. Such deferred tax asset has not been recognized on the basis that its recovery is not sufficiently certain in the foreseeable future. Unused tax losses related to business amounting to Rs. 67 million would expire, if not utilised, between financial year 2011-12 and 2018-19 based on the year of origination, long term capital losses amounting to Rs. 336 million would expire, if not utilised, by financial year 2017-18 and for others amounting to Rs. 3,739 million there is no expiry.

The Company had unused MAT credit amounting to Rs. 2,296 million and Rs. 3,441 million ($77.3 million) as at March 31, 2010 and 2011 respectively. Such tax credit has not been recognised on the basis that its recovery is not sufficiently certain in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

	(Rs. in	(US dollar
Financial year ended March 31,	Millions)	in millions)
2015-16	198	4.4
2016-17	1,036	23.3
2017-18	137	3.1
2018-19	520	11.7
2019-20	517	11.6
2020-21	1,033	23.2

The Company had not recognised deferred tax asset on the share of loss in associate company amounting to Rs. 3,751 million ($ 84.2 million) as at March 31, 2011. Deferred tax asset is not recognised on the basis that its recovery is not sufficiently certain in the foreseeable future.

As at March 31, 2010 and 2011, the Company has not recognised any deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries because the Company controls whether the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings were Rs. 232,056 million and Rs. 288,981 million ($6,488.1 million) respectively as at March 31, 2010 and 2011.

9 (a) Property, plant and equipment

	Mining property	Land and building	Plant and equipment	Motor vehicles	Office equipment and fixtures	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollar in millions)
Cost
April 1, 2009	16,627	11,997	123,066	271	2,118	154,079
Additions	170	2,677	21,874	123	554	25,398
Disposals/adjustments*	—	(326)	(2,127)	(24)	(25)	(2,502)
Foreign exchange	638	2	314	2	37	993

March 31, 2010	17,435	14,350	143,127	372	2,684	177,968	3,995.8

Acquisition through business combination	33,948	3,419	17,081	489	19	54,956	1,233.8
Additions	521	8,702	37,427	152	350	47,152	1,058.6
Disposals	—	(34)	(1,000)	(23)	(15)	(1,072)	(24.1)
Foreign exchange	665	10	441	(11)	8	1,113	24.9

March 31, 2011	52,569	26,447	197,076	979	3,046	280,117	6,289.0

Accumulated depreciation and impairment
April 1, 2009	8,757	3,308	42,737	114	1,165	56,081
Charge for the year	793	344	6,697	28	188	8,050
Disposals/adjustments*	—	(292)	(1,550)	(9)	(23)	(1,874)
Foreign exchange	636	1	291	—	26	954

March 31, 2010	10,186	3,361	48,175	133	1,356	63,211	1,419.0

Charge for the year	2,695	640	8,883	51	153	12,422	278.9
Disposals	—	—	(916)	(13)	(13)	(942)	(21.1)
Foreign exchange	522	3	265	1	7	798	18.0

March 31, 2011	13,403	4,004	56,407	172	1,503	75,489	1,694.8

	Mining property	Land and building	Plant and equipment	Motor vehicles	Office equipment and fixtures	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in Millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollar in millions)
Property, plant and equipment as at:
March 31, 2010	7,249	10,989	94,952	239	1,328	114,757
Assets under construction						111,872

Total						226,629

March 31, 2011	39,166	22,443	140,669	807	1,543	204,628	4,594.2
Assets under construction						122,316	2,746.2

Total						326,944	7,340.4

March 31, 2011 (US dollar in million)	879.3	503.9	3,158.3	18.1	34.6

*	Adjustments refer to classification of certain property, plant and equipment as assets held for sale, refer Note 18.

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 19 on “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 1,629 million and Rs. 3,023 million ($ 67.9 million) for the years ended March 31, 2010 and 2011, respectively.

(b) Intangible assets

The intangible assets relate to the Gamsberg mine project which is in exploration stage, and was acquired during the year (refer Note 4).

Movement in Intangible assets during the year is as below:

	(Rs. in Millions)	(US dollar in millions)
Acquisition through business combination	10,080	226.3
Foreign exchange	225	5.1

Balance as at March 31, 2011	10,305	231.4

10. Investment in associate

Vedanta Aluminium is a non public entity engaged in the production of metallurgical grade alumina and other aluminium products. Vedanta Aluminium caters to a wide spectrum of industries and has its presence in Jharsuguda and Lanjigarh, in the state of Orissa. The Company owns a 29.5% interest in Vedanta Aluminium. Vedanta owns the remaining 70.5% interest.

The Company’s investment in Vedanta Aluminium consists of the following:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Equity investment	4,621	1,879	42.2

Total	4,621	1,879	42.2

Summarized consolidated financial information in respect of Vedanta Aluminium is as follows:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current assets	22,681	27,203	610.8
Non-current assets	244,867	273,868	6,148.8

Total assets	267,548	301,071	6,759.6

Current liabilities	149,486	202,159	4,538.8
Non-current liabilities	102,398	92,543	2,077.8

Total liabilities	251,884	294,702	6,616.6

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Total revenue	2,069	14,852	46,212	1,037.5
Operating (loss)/profit	(1,011)	738	133	3.0
(Loss)/profit for the year	(10,712)	6,952	(10,446)	(234.5)
Share in consolidated (loss)/profit of associate	(3,160)	2,051	(3,082)	(69.2)
Share in consolidated other comprehensive (loss)/income of associate, net of tax	(582)	799	340	7.6
Share in associate towards adjustment in amount transferred to initial carrying amount of property, plant and equipment	—	(177)	—	—

11. Financial asset investments

Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements for the year ended March 31,	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Beginning of the year,	1,044	1,362	30.6
Changes in fair value	318	(129)	(2.9)

As at March 31,	1,362	1,233	27.7

Available-for-sale financial assets consists of the following:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Quoted	378	249	5.6
Unquoted	984	984	22.1

	1,362	1,233	27.7

Quoted investments represent investments in equity securities that present the Company with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active markets.

Unquoted investments are held at cost and principally represent an investment in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited. The fair value of unquoted equity investments of Andhra Pradesh Gas Power Corporation Limited cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

12. Other non-current assets

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Loans to associate	8,890	7,890	177.1
Other non-current assets	1,337	6,809	152.9

	10,227	14,699	330.0

Other non-current assets include Rs. 4,102 million ($92.1 million) held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure.

13. Inventories

Inventories consist of the following:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Raw materials and consumables	15,908	30,841	692.4
Work-in-progress	12,847	18,160	407.7
Finished goods	1,067	3,357	75.4

	29,822	52,358	1,175.5

Inventories with a carrying amount of Rs 4,419 million and Rs. 40,578 million ($911.0 million) have been pledged as security against certain bank borrowings of the Company as at March 31, 2010 and 2011, respectively.

14. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following for the year indicated:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Trade receivables	4,963	15,281	343.1
Trade receivables from associate	634	837	18.8
Trade receivables from other related parties	423	458	10.3
Loans to associate	95,709	72,314	1,623.6
Loans to other related parties	6,805	7,501	168.4
Balance with Government authorities	2,589	8,707	195.5
Prepayments	624	1,137	25.5
Claims/refunds receivable	3,365	2,024	45.4
Advances for supplies	1,525	2,260	50.7
Other receivables	2,270	1,387	31.2

	118,907	111,906	2,512.5

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions for receivables from associate and other related parties, refer Note 33 on related party disclosure.

Trade receivables with a carrying value of Rs. 1,430 million and Rs. 9,008 million ($202.2 million) have been given as collaterals towards borrowings as at March 31, 2010 and 2011 respectively.

Allowances for impairment of trade and other receivables

The change in the allowance for impairment of trade and other receivables is as follows:

	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Balance at the beginning of the year	184	230	5.2
Allowance made during the year	57	33	0.7
Written off	(11)	(7)	(0.1)

Closing balance as at March 31,	230	256	5.8

15. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Bank deposits	31,296	76,666	1,721.3
Other investments	179,726	126,445	2,838.9

	211,022	203,111	4,560.2

Other investments include mutual fund investments and certificate of deposits and are fair valued through the statement of income. Bank deposits are made for periods of between three months and one year depending on the cash requirements of the Company and earn interest at the respective deposit rates.

The Company has pledged short-term investments of Rs. 64 million and Rs.65 million ($1.5 million) as at March 31, 2010 and 2011 respectively, to secure certain banking facilities.

16. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks	60	39	0.9

	60	39	0.9

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures.

17. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks and in hand	1,789	7,717	173.2
Short-term deposits	232	13,770	309.2

	2,021	21,487	482.4

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

18. Assets held for sale

The Company recognized assets amounting to Rs. 188 million and Rs. 11 million as assets held for sale during the year ended March 31, 2010 and March 31, 2011 respectively. Such assets related to the Company’s aluminum segment.

A description of the assets held for sale is as follows:

	As at March 31, 2010
	Gross value	Accumulated depreciation and impairment	Carrying value
	(Rs. in millions)
Building	192	179	13
Plant and machinery	1,254	1,079	175

Total	1,446	1,258	188

	As at 31st March 2011
	Gross Value	Accumulated depreciation and impairment	Carrying Value
	(Rs. in millions)
Building	31	29	2
Plant and machinery	174	165	9

Total	205	194	11

US dollars in million	4.6	4.3	0.3

The relatively high cost of operation of BALCO’s Plant I 100,000 tpa smelter which used the Vertical Stud Soderberg (“VSS”) technology at Korba and the steep decline in LME prices made the existing operations at the smelter unviable. Consequently, operations at the smelter were phased out of production commencing in February 2009 and operations at the smelter ceased on June 5, 2009.

Consequently, the Company transferred Plant 1 smelter assets at Korba, the main receiving station and distribution system used in the above mentioned smelter, Fume treatment plant (“FTP”), Profile tube shop and Bidhan Bagh Unit to “Assets held for sale”. The Company obtained approval for dismantling and disposing of these assets from the appropriate level of management. Part of the assets recognised as held for sale with a carrying value of Rs. 122 million and Rs. 177 million have been disposed off during its year ended March 31, 2010 and March 31, 2011 respectively. The balance disposal is expected to be completed by December 2011.

The estimated fair value less costs to sell of the assets held for sale is higher than the carrying value of the assets. Since the estimated fair value less costs to sell of these assets is higher than the carrying value, no impairment was recognized. The carrying value of the assets has been shown separately in the statements of financial position.

19. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.

Short-term borrowings consist of:

As at March 31,	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	6,942	23,860	535.7
Other	—	1,426	32.0
Loans from related party	—	4,845	108.8
Current portion of long-term borrowings	12,179	7,817	175.5

Short-term and current portion of long term borrowings	19,121	37,948	852.0
Weighted average interest rate on short-term borrowings	4.1%	4.8%	4.8%
Unused line of credit on short-term borrowings	121,507	66,852	1,500.9

Long-term borrowings consist of:

As at March 31,	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	26,840	20,107	451.4
Non-convertible debentures	6,000	20,563	461.7
Convertible notes	22,226	19,922	447.3
Other	691	784	17.6

Long-term borrowings	55,757	61,376	1,378.0
Less: Current portion of long-term borrowings	(12,179)	(7,817)	(175.5)

Long-term borrowings, net of current portion	43,578	53,559	1,202.5

The scheduled maturity of long term borrowings is summarised below:

As at March 31,	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Borrowings repayable
Within one year (included in short-term borrowing)	12,179	7,817	175.5
In the second year	5,956	9,221	207.0
In two to five years	32,522	28,534	640.7
After five years	5,100	15,804	354.8

	55,757	61,376	1,378.0

Major borrowings are as follows:

Working capital loans

The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, cash credit, bank guarantees and bills discounting. Amounts due under working capital loans as at March 31, 2010 and March 31, 2011 were Rs. 1,337 million and Rs. 3,029 million ($68.0 million) respectively. The working capital loan of Rs. 3,029 million ($68.0 million) outstanding as at March 31, 2011 consist of Rs. 1069 million ($24.0 million) and Rs. 1,050 million ($23.6 million) under a US dollar denominated loan at SIIL and Fujairah, respectively, Rs. 401 million ($9.0 million) at SEL and Rs. 509 million ($ 11.4 million) at BALCO under a cash credit facility. Interest on the working capital loan facility under US dollar denominated is based on the London Inter-Bank Offer Rate, or LIBOR, plus 85 basis points and 180 basis points for SIIL and Fujairah, respectively. Weighted average interest on cash credit facility is 10.89%. The working capital loans at BALCO and SEL are secured against the current assets and movable and immovable properties of the respective entities. US dollar denominated loan facility at Fujairah is secured against the inventories and receivables of Fujairah, also secured against corporate guarantees by Vedanta Resources Plc. The SIIL US dollar denominated loan facility is unsecured.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $25.0 million from DBS Bank Ltd, arranged by DBS Bank Ltd, Mumbai Branch, to meet its capital expenditure requirement on projects. The rate of interest payable on this facility is LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as at March 31, 2010 and 2011 was $25.0 million (Rs. 1,089 million).

In June 29, 2009, SEL entered into US dollar denominated secured term loan facility of $140.0 million with India Infrastructure Finance (UK) Company Limited as lender and SBI as facility agent to finance the costs of purchasing machinery and equipment from overseas, supplied in connection with the building of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The rate of interest payable under this facility is six-month LIBOR plus 480 basis points from August 2009. 60% of the loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility, 36% of the loan amount is repayable at the end of 12 years from June 29, 2009 in a single installment and the balance of 4% of the outstanding loan is repayable in eight quarterly installments commencing from December 2022. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of SEL as well as charges over certain of its bank accounts. As at March 31, 2011, SEL has not drawn down on the loan.

In February 2011, on account of the acquisition of BMM, short-term borrowing from Exxaro Base Metals (Proprietary) Limited (Exxaro) amounting to ZAR 218.7 million was also acquired. Exxaro owns 26% non-controlling equity interest in BMM. This loan is interest free and has no fixed repayment terms. The loan is subordinated to other debt until such time that BMM’s total current and non-current assets fair value exceed its total current and non-current liabilities. As at March 31, 2011, the balance due under this loan was Rs. 1,426 million ($32.0 million).

In February 2011, THLZL took a short-term borrowing from Vedanta Resources Holding Limited (VRHL) for the acquisition of BMM amounting to $ 348.5 million. The borrowing is bearing interest at LIBOR plus 200 basis points and is repayable within one year. As at March 31, 2011, the balance due under this loan was Rs. 4,845 million ($108.8 million). This loan is unsecured.

Term loans

As at March 31, 2011, the Company had three term loans which consist of two term loans from ICICI Bank Limited, or ICICI Bank and one term loan from Jammu and Kashmir Bank, or J&K Bank.

Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited or “IFL” in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate or “I-BAR”. The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to SIIL pursuant to the novation agreement, has an effective interest rate of 10.5% from December 2009, and is repayable in 12 quarterly installments beginning from November 2008, of which Rs. 619 million was paid by March 31, 2011. The second loan of Rs. 250 million has an effective interest rate of 11.0% per annum is repayable in 16 quarterly installments beginning from November 2008, of which Rs. 156 million was repaid by March 31, 2011. As at March 31, 2011, SIIL had repaid Rs. 775 million of these loans, out of the total loan amount of Rs. 1,023 million. As at March 31, 2010, and 2011 the balances due under the two loans were Rs. 558 million and Rs. 248 million ($5.6 million), respectively. These loans are unsecured.

In June 2009, SEL obtained an Indian Rupee term loan facility of Rs. 1,000 million from J&K Bank, of which Rs. 200 million had been drawn down. The interest rate of the loan is 25 basis points below SBAR. The purpose of the loan is to meet capital expenditure requirements on projects. As at March 31, 2010 and 2011 the balance due under the loan was Rs.200 million ($4.5 million). This is an unsecured loan.

In June 29, 2009, SEL entered into an Indian Rupee term loan facility from a syndicate of banks, with SBI acting as facility agent, of Rs. 55,690 million ($1,250.3 million), to finance the cost of building a 2,400 MW thermal coal-based power facility at Jharsuguda in the State of Orissa. The interest rate is 25 basis points below SBAR. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of SEL as well as charges over certain of its bank accounts. The loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility. As at March 31, 2011, SEL has not drawn down on this facility. All amounts drawn down by SEL under the loan facilities granted by IDBI, SBI, PNB and J&K Bank will be deemed to be a draw down under this loan facility from the initial draw down date of this facility.

Buyers’ credit

SEL had utilised extended credit terms relating to purchases of property, plant and equipment for its projects. As at March 31, 2010, and March 31, 2011, the balance due under this facility was Rs.13,717 million and Rs.10,191 million ($228.8 million), respectively. The loans outstanding as of March 31, 2011 bear interest at LIBOR plus 148 basis points. These are unsecured debts.

In January 2009, BALCO availed buyers’ credit facility from DBS Bank Limited, Singapore for meeting project expenditure requirements. As of March 31, 2010 and March 31, 2011, the balances due under this facility were Rs. 1,126 million and Rs. 1,112 million ($25.0 million), respectively. These loans bear interest at LIBOR plus 70 basis points. These are unsecured debts.

In April 2009, BALCO obtained a one time capex letter of credit limit of $100 million from SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. As at March 31, 2010 and 2011, the balance outstanding under this facility was Rs. 4,337 million and Rs. 4,317 million ($96.9 million), respectively. The interest rate on this facility is LIBOR plus 200 basis points. The balance due under the said facility is repayable from November 2011 to April 2012. The facility was funded by SBI Hongkong and the Bank of Baroda London.

In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As at March 31, 2010 and March 31, 2011, the balance outstanding under this facility was Rs. 4,145 million and Rs. 4,093 million ($91.9 million), respectively. The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from December 2011 to November 2012. The facility was funded by SBI Hong Kong, SBI Singapore, the Bank of Baroda, London and DBS Bank, Singapore.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets to be imported under the facility. As at March 31, 2010 and 2011, the balance outstanding under this facility was Rs. 930 million and Rs. 4,931 million ($110.7 million), respectively. The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from March 2012 to December 2012. The facility was funded by SBI Tokyo, HSBC Mauritius, Bank of Baroda London, Bank of Baroda New York, SBI Bahrain and SBI Canada.

In May 2010, BALCO obtained uncommitted buyers credit facility of USD 50 million from DBS Bank Limited, Singapore for import of capital goods for projects. The facility is secured by first pari passu charge on capital goods imported under the facility and the creation of charge is pending on March 31, 2011. The interest rate on this facility is LIBOR plus 175 basis points. Although the said outstanding amount is repayable from April 2012 to June 2013, the bank may at its absolute discretion demand immediate repayment of amounts outstanding under this uncommitted buyers credit facility. The balance outstanding under the facility as on March 31, 2011 is Rs. 1,226 million ($27.5 million).

In December 2010, BALCO obtained a non-fund based limit of Rs. 2,500 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets to be imported under the facility. As at March 31, 2011, the balance outstanding under this facility was Rs. 871 million ($19.6 million). The interest rate on this facility is LIBOR plus 198 basis points. The said outstanding amount is repayable from June 2013 to February 2014. The facility was funded by Bank of Baroda London, Bank of Baroda New York and SBI Bahrain.

In August 2010, Talwandi Sabo obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and first charge on pari passu basis on all the movable assets of Talwandi Sabo. As of March 2011, the balance outstanding under this facility was Rs. 911 million ($20.5 million) .The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from July 2013 to February 2014.

Non-convertible debentures

In April 2003, SIIL issued Rs. 1,000 million Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million, due in April 2010 and Tranche B, in the amount of Rs. 600 million, due in April 2013. Interest payable on these debentures is linked to annualized Government of India securities rates plus 190 basis points. These debentures are secured by certain of the Company’s immovable properties. As at March 31, 2010, and 2011 the balances outstanding was Rs. 1,000 million and Rs. 600 million ($13.5 million) respectively.

In November 2008, BALCO issued Rs. 5,000 million ($112.3 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures.

Talwandi Sabo has issued Non Convertible Debentures (NCD) of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. First tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The Debentures are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by SIIL. Debentures have a tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As at March 31, 2011 amount outstanding was Rs. 14,963 million ($335.9 million).

Commercial papers

In March 2011, SIIL issued Rs. 12,000 million Indian Rupee denominated commercial papers to various mutual fund companies at a coupon rate of 9.73% per annum. The effective discount rate was 9.67% per annum. The commercial papers were issued for short periods and the maturity periods for all the commercial papers is June 21, 2011. As at March 31, 2011, the commercial papers outstanding balance is Rs. 11,745 million ($263.7 million).

Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, SIIL raised US$500 million by issue of 4.00% Convertible Notes of $1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS represents four equity shares)* at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $23.33 per ADS . The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, SIIL has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which SIIL is required to pay contractually on October 30, 2014 is US$500 million, unless previously converted, redeemed or purchased and cancelled.

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

The conversion option amounting to Rs. 5,963 million and Rs. 2,757 million ($61.9 million) and un-amortised borrowing costs amounting to Rs. 242 million and Rs.131 million ($2.9 million) as at March 31, 2010 and March 31, 2011, respectively, are included along with the notes in statement of financial position. Change in the fair value of conversion option has been presented under Note 7 on Finance and other costs.

*	Prior to the bonus issue and share split of the equity share of the Company on June 25, 2010, each ADS represented one equity share.

20. Acceptances

Acceptances consist of:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Payable under trade financing arrangements	29,901	25,786	578.9

	29,901	25,786	578.9

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Company. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

21. Trade and other payables

Trade and other payables consist of:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Trade payables	19,736	40,048	899.1
Advances from customers	1,838	1,629	36.6
Amount due to associate	263	1,202	27.0
Amount due to other related parties	953	782	17.6
Security deposit and retentions	9,971	16,415	368.5
Other payables	2,334	6,516	146.3

	35,095	66,592	1,495.1

Trade payables are non-interest bearing and are normally settled within 90 day terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory dues and other.

22. Provisions

	Restoration, rehabilitation and environmental (a)	Other (b)	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
As at April 1, 2009	348	737	1,085
Additions	20	—	20
Disposal	(26)	—	(26)
Adjustments on account of change in discount rate	(4)	—	(4)
Credited to statement of income		(15)	(15)
Unwinding of discount	11	—	11
Exchange differences	59	—	59

As at March 31, 2010	408	722	1,130	25.4

Acquisition through business combination	4,016	2,099	6,115	137.3
Additions	46	185	231	5.2
Disposal		(18)	(18)	(0.4)
Adjustments on account of change in discount rate			—	—
Credited to statement of income	(16)	(110)	(126)	(2.8)
Unwinding of discount	52	—	52	1.2
Exchange differences	110	40	150	3.3

As at March 31, 2011	4,616	2,918	7,534	169.2

Classification as at March 31, 2010
Current	26	722	748
Non-current	382	—	382

	408	722	1,130

Classification as at March 31, 2011
Current	9	1,343	1,352	30.4
Non-current	4,607	1,575	6,182	138.8

	4,616	2,918	7,534	169.2

(a) Restoration, rehabilitation and environmental

The provision for restoration, rehabilitation, decommissioning and environmental represents the Company’s best estimate of the costs which will be incurred in the future to meet the obligations under the laws of the land, the terms referred to in the Company’s mining and other licenses and contractual arrangements. These amounts become payable upon closure of the mines and are expected to be incurred over a period of 3 to 20 years.

(b) Other

Other provisions comprise the Company’s best estimate of the costs based on the possibility of occurrence in the future to settle certain legal, tax and other claims outstanding against the Company, which exist primarily in India. The timing of cash flows in respect of such provisions cannot be reasonably determined.

This also includes one onerous contract related to supply of concentrate at BMM and redundancy cost at Lisheen. Provision for redundancy cost become payable to employees on their termination of employment on or before the mine closure.

23. Other non-current liabilities

Non-current liabilities consist of:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Security deposits and retentions	5,689	2,719	61.0

	5,689	2,719	61.0

24. Employee benefits

The Company participates in defined contribution and benefit schemes, the assets of which are held (where funded) in separately administered funds.

For defined contribution schemes the amount charged to the consolidated statement of income is the total of contributions payable in the year.

For the defined benefit scheme, the cost of providing benefits is determined separately for each plan every year using the projected unit credit method. Actuarial gains and losses arising in the year are recognized in full in the consolidated statement of income of that year.

Defined contribution plans

The Company contributed a total of Rs. 334 million, Rs. 394 million and Rs 510 million ($11.4 million) for the years ended March 31, 2009, 2010 and 2011, respectively, to the following defined contribution plans:

Central provident fund

In accordance with the Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2011) of an employee’s basic salary. These contributions are made to the fund administered and managed by the Government of India or to independently managed and approved funds. The Company has no further obligations under the plan beyond its monthly contributions which are charged to the consolidated statement of income in the period they are incurred. The benefits are paid to employees on their retirement or resignation from the Company.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. SIIL and each relevant subsidiary holds a policy with Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of income in the period they are incurred.

Australian pension scheme

The Company also participates in defined contribution pension schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.0% of an employee’s gross remuneration where the employee is covered by an industrial agreement and 12.0% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of income in the period they are incurred.

Skorpion Provident Fund

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. Company contribution to the fund is a fixed percentage of 8% per month of pensionable salary, whilst the employee contribute 7% with the option of making additional contributions, up to a maximum of 12%.

The Fund provides disability cover which is equal to the member’s fund credit and a death cover of 2 times annual salary in the event of death before retirement.

Black Mountain (Pty) Limited, South Africa Pension & Provident Funds

BMM has two retirement funds, both administered by Alexander Forbes, a registered financial service provider. Both funds form part of the Alexander Forbes umbrella fund and are defined contribution funds. The purpose of the funds is to provide retirement and death benefits to all eligible employees. Both the fund plans are defined contribution schemes for its employees and amount of contribution paid or payable during the year charged to profit or loss. Company contributes at a fixed percentage of 10.5% for up to supervisor grade and 15% for others.

Lisheen Mine, Ireland Pension Funds

Lisheen participates in a defined contribution pension scheme for all employees. The plan requires Lisheen to contribute 5% of annual basic salary of the employee and the employee is required to also contribute 5% of their annual basic salary. Under the terms of the executive scheme a contribution of 15% each is made by Lisheen and by the individual. Employees may also make additional voluntary contributions (AVCs) subject to certain limits. The Lisheen’s contribution will continue until an employee terminates employment or reaches the retirement age of 65, whichever happens first.

Defined benefit plans

Gratuity plan

In accordance with the Payment of Gratuity Act of 1972, SIIL and its Indian subsidiaries contribute to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment respectively, an amount based on the respective employee’s last drawn salary and the number of years of employment with the Company.

Based on an actuarial valuations, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity plan. In the case where there is no fund held by the scheme, full provision is recognised in the consolidated statement of financial position.

Post Retirement Medical Benefits:

The Company has a scheme of post retirement benefits for employees at BMM. Based on an actuarial valuation, a provision is recognised in full for the benefit obligation over and above the funds held in the scheme. In the case where there is no funding held by the scheme, full provision is recognised in the statement of financial position. The obligation relating to post retirement medical benefits at BMM as at March 31, 2011 is Rs. 332 million ($7.4 million). The obligation under this plan is unfunded. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 “Employee benefits”.

Principal actuarial assumptions used to calculate the defined benefit plan’s liabilities are:

	SIIL			HZL			BALCO
	2009	2010	2011	2009	2010	2011	2009	2010	2011
Discount rate	7.50%	7.50%	8.00%	7.50%	7.50%	8.00%	7.50%	7.50%	8.00%
Expected rate of increase in compensation level of covered employees	5.00%	5.00%	5.50%	5.00%	5.00%	5.50%	5.00% for Executives 3.00% Non Executives	5.00% for Executives 3.00% Non Executives	5.00% for Executives 3.00% Non Executives

Expected return on assets	7.50%	7.50%	7.50%	9.50%	9.00%	9.50%	NA	NA	9.40%

The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

The following table sets out the components of net benefit expense recognized in the financial statements for the Gratuity Plan:

Year ended March 31	2009	2010	2011	2011
	(Rs. in Millions)	(Rs. in Millions)	(Rs. in millions)	(US dollars in millions)
Current service cost	(82)	(97)	(119)	(2.7)
Actuarial losses	(62)	(236)	(274)	(6.2)
Expected return on plan assets	77	87	105	2.4
Past service costs	—	—	(865)	(19.4)
Interest cost	(114)	(123)	(146)	(3.3)

Total charge	(181)	(369)	(1,299)	(29.2)

The Company’s obligations in respect of its defined benefit plan are as follows:

As at March, 31,	2009	2010	2011	2011
	(Rs. in Millions)	(Rs. in Millions)	(Rs. in Millions)	(US dollars in millions)
Fair value of plan assets (a)	981	1,121	1,333	29.9
Present value of defined benefit obligation (b)	(1,692)	(1,986)	(2,949)	(66.2)
Deficit in defined benefit obligations (a-b)	(711)	(865)	(1,616)	(36.3)
Comprising of:
Funded obligations	(1,084)	(1,384)	(2,870)	(64.4)
Unfunded obligations	(608)	(602)	(79)	(1.8)

The movement during the year ended March 31, 2010 and 2011 of the change in present value of the defined benefit obligation was as follows:

As at March, 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Balance at the beginning of the year	(1,517)	(1,692)	(1,986)	(44.6)
Current service costs	(82)	(97)	(119)	(2.7)
Past service costs		—	(865)	(19.4)
Benefits paid	89	168	459	10.3
Interest cost	(114)	(123)	(146)	(3.3)
Actuarial losses	(68)	(242)	(292)	(6.5)

As at March 31,	(1,692)	(1,986)	(2,949)	(66.2)

Movements in the fair value of the plan assets are as follows:

As at March, 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Balance at the beginning of the year	870	981	1,121	25.2
Contributions received	117	215	403	9.0
Benefits paid	(89)	(168)	(314)	(7.0)
Actuarial gain/(loss)	6	6	18	0.3
Expected return on plan assets	77	87	105	2.4

As at March 31,	981	1,121	1,333	29.9

The Company maintains its gratuity fund with Life Insurance Corporation of India (LIC). The percentage allocation fund value to various categories of financial assets maintained with LIC as at March 31, 2010 and 2011 are as follows:

	% allocation of plan assets As at March 31
Assets by category	2010	2011
Government securities	53.0	53.0
Debentures/bonds	42.8	43.0
Equity instruments	4.0	3.8
Money market instruments	0.2	0.2

	100.0	100.0

Historical information related to experience adjustments:

As at March 31	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Experience losses arising on plan liabilities	(68)	(242)	(292)	(6.5)
Experience gains arising on plan assets	6	6	18	0.3

The Company expects to contribute Rs. 376 million to the funded defined benefit plans in fiscal 2012.

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

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2010 and 2011.

	As at March 31, 2010					(Rs. in millions)
Financial assets	Cash	Held for Trading	Loans and receivables	Available-for- sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	378	—	378	378
— at cost	—	—	—	984	—	984	*
Other non—current assets	—	—	10,227	—	—	10,227	9,913
Trade and other receivables	—	—	114,169	—	—	114,169	114,169
Short-term investments
—Bank deposits	—	—	31,296	—	—	31,296	31,296
—Other investments	—	179,726	—	—	—	179,726	179,726
Derivative financial assets	—	—	—	—	115	115	115
Cash and cash equivalents including restricted cash	2,081	—	—	—	—	2,081	2,081

	2,081	179,726	155,692	1,362	115	338,976	337,678

In the statement of financial position and in Note 14 “Trade and other receivables” includes balances with governments authorities of Rs.2,589 million, prepayments of Rs. 624 million and advance for supplies of Rs. 1,525 million which are not financial assets and hence have been excluded from above table.

	As at March 31, 2010				(Rs. in millions)
Financial liabilities	Derivatives not used for hedging	Derivatives used for hedging	Amortised Cost	Total carrying value	Total fair value
Borrowings
—Short-term	—	—	19,121	19,121	19,121
—Long term (other than convertible notes)	—	—	21,352	21,352	21,240
—Convertible notes	5,963	—	16,263	22,226	24,273
Acceptances	—	—	29,901	29,901	29,901
Trade and other payables	—	—	33,257	33,257	33,257
Derivative financial liabilities	—	669	—	669	669

Total	5,963	669	119,894	126,526	128,461

In the statement of financial position and in Note 21 “Trade and other payables” includes advances from customers of Rs. 1,838 million which are not financial liabilities and hence have been excluded from above table.

	As at March 31, 2011
	(Rs. in millions)							(US dollars in millions)
Financial assets	Cash	Held for trading	Loans and receivables	Available- -for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	249	—	249	249	5.6	5.6
— at cost	—	—	—	984	—	984	*	22.1	*
Other non—current assets	—	—	14,699	—	—	14,699	14,302	330.0	321.1
Trade and other receivables	—	—	99,802	—	—	99,802	99,802	2,240.8	2,240.8
Short-term investments									—
—Bank deposits	—	—	76,666	—	—	76,666	76,666	1,721.3	1,721.3
—Other investments	—	126,445	—	—	—	126,445	126,445	2,838.9	2,838.9
Derivative financial assets	—	—	—	—	1,088	1,088	1,088	24.4	24.4
Cash and cash equivalents including restricted cash	21,526	—	—	—	—	21,526	21,526	483.3	483.3

	21,526	126,445	191,167	1,233	1,088	341,459	340,078	7,666.4	7,635.4

In the statement of financial position and in Note 14 “Trade and other receivables” includes balances with governments authorities of Rs. 8,707 million ($195.5 million), prepayments of Rs. 1,137 million ($25.5 million) and advance for supplies of Rs. 2,260 million ($50.7 million) which are not financial assets and hence have been excluded from above table.

	As at March 31, 2011
	(Rs. in millions)					(US dollars in millions)
Financial liabilities	Derivatives not used for hedging	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short-term	—	—	37,948	37,948	37,948	852.0	852.0
—Long term (other than convertible notes)	—	—	33,637	33,637	35,344	755.2	793.5
—Convertible notes	2,757	—	17,165	19,922	22,050	447.3	495.1
Acceptances	—	—	25,786	25,786	25,786	578.9	578.9
Trade and other payables	—	—	61,860	61,860	61,860	1,388.9	1,388.9
Derivative financial liabilities	—	410	—	410	410	9.2	9.2

Total	2,757	410	176,396	179,563	183,398	4,031.5	4,117.6

In the statement of financial position and in Note 21 “Trade and other payables” includes advances from customers of Rs. 1,629 million ($36.6 million), balances due to government authorities Rs. 1,738 million ($39.0 million) and other employees benefits Rs. 1,365 million ($30.6 million) which are not financial liabilities and hence have been excluded from above table (Balances due to government authorities and other employees’ benefits are included under other payables in Note 21).

*	The fair value of unquoted financial assets investments cannot be reliably measured. Refer assumptions below.

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

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarise the categories of financial assets and liabilities as at March 31, 2010 and 2011 measured at fair value:

As at March 31, 2010	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)
Financial assets
At fair value through profit or loss
— Held for trading	179,726	—	—
— Derivative financial assets
— Commodity contracts	111	—	—
— Forward foreign currency contracts	—	4	—
Available-for-sale investments
—Financial asset investments held at fair value	378	—	—

	180,215	4	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity contracts	76	—	—
—Forward foreign currency contracts	—	593	—
— Embedded derivative on convertible notes	—	—	5,963

	76	593	5,963

As at March 31, 2011	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)			(US dollars in millions)
Financial assets
At fair value through profit or loss
— Held for trading	126,445	—	—	2,838.9	—	—
— Derivative financial assets
—Commodity contracts	160	—	—	3.6	—	—
— Forward foreign currency contracts	—	928	—	—	20.8	—
Available-for- sale investments
—Financial asset investments held at fair value	249	—	—	5.6	—	—

	126,854	928	—	2,848.1	20.8	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity contracts	251	—	—	5.6	—	—
—Forward foreign currency contracts	—	159	—	—	3.6	—
— Embedded derivative on convertible notes	—	—	2,757	—	—	61.9

	251	159	2,757	5.6	3.6	61.9

Movement in the fair value of embedded derivative on convertible notes (Level 3 item):

	(Rs. in millions)	(US dollars in millions)
As at April 01, 2010	5,963	133.9
Credited to the income statement	(3,206)	(72.0)
As at March 31, 2011	2,757	61.9

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged or settled in a current transaction between willing parties.

The following methods and assumptions were used to estimate the fair values:

•

Short-term marketable securities traded in active markets are determined with reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house.

•

Trade and other receivables (excluding deposits with governments and other prepayments), trade and other payables and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Non current financial assets and financial liabilities : Either the carrying value approximates the fair value or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•

Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. Accordingly the fair value of convertible notes as at March 31, 2010 and 2011 is Rs. 24,273 million and Rs. 22,050 million ($495.1 million). For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread. The fair value of the embedded derivative liability of convertible notes has been calculated using “Auxiliary Reversed Binomial Tree method” and using the following significant assumptions as at March 31, 2010 and 2011, respectively:

•	the implied volatility as 38.3% and 38.5%; and

•	the share price as US$ 18.6 and US$ 15.4.

•

Quoted available-for-sale financial assets investments : Fair value is derived from quoted market prices in active markets. Fair value in respect of unquoted equity instruments cannot be reliably measured and are stated at cost.

•

Derivative contracts: The Company enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2011 have been measured as at the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

Copper

The Company’s custom smelting copper operations at Tuticorin benefits from a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and the sale of finished copper. The Company’s policy on custom smelting is to generate margins from Treatment charges/Refining charges or “TCRCs”, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are actively managed to ensure that the gains or losses are minimised. The Company hedges this variability of LME prices and tries to make the LME price an indifference cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price. The Company also benefits from the difference between the amounts paid for quantities of copper content received and copper recovered in the manufacturing process, also known as ‘free copper’.

The Company’s copper mines in Tasmania, Australia, supplies approximately 7% to 8% of the requirement of the custom copper smelter at Tuticorin. Hence, TCRCs are a major source of income for the Indian copper smelting operations. Fluctuations in TCRCs are influenced by factors including demand and supply conditions prevailing in the market for mine output. The Company’s copper business has a strategy of securing a majority of its concentrate feed requirement under long-term contracts with mines.

Zinc India

Raw material for zinc and lead is mined in India with sales prices linked to the LME prices. Currently a part of exports out of India is hedged through forward contracts or other instruments.

Zinc International

Raw material for zinc and lead is mined in Namibia, South Africa and Ireland with sales prices linked to the LME prices.

This table illustrates the impact of a $100 movement in LME prices based on volumes, costs and exchange rates for fiscal 2010 and 2011 and provides the estimated impact on operating profit assuming all other variables remain constant.

$100 movement in LME price	Change in operating income
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Copper	130	115	2.6
Zinc India	3,074	3,256	73.1
Zinc International	—	297	6.7
Aluminum	1,329	1,128	25.3

Total	4,533	4,796	107.7

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

(a) Liquidity

The Company requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Company generates sufficient cash flows from the current operations which together with the available cash and cash equivalents and short-term investments provide liquidity both in the short-term as well as in the long-term.

The Company’s current ratings from CRISIL is AA+/stable for long term and P1+ for short-term programmes. These ratings support the necessary financial leverage and access to debt or equity markets at competitive terms. The Company generally maintains a healthy net debt-equity ratio and retains flexibility in the financing structure to alter the ratio when the need arises.

The maturity profile of the Company’s financial liabilities based on the remaining period from the date of financial position to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Company.

As at March 31, 2010 Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	(Rs. in millions)
Acceptances	29,901	—	—	—	29,901
Trade and other payables	33,257	—	—	—	33,257
Borrowings (other than convertible notes)	19,121	5,956	10,296	5,100	40,473
Convertible notes	—	—	22,226	—	22,226
Derivative liabilities	669	—	—	—	669

	82,948	5,956	32,522	5,100	126,526

As at March 31, 2011 Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	Rs. in millions
Acceptances	25,786	—	—	—	25,786
Trade and other payables	61,860	—	—	—	61,860
Borrowings (other than convertible notes)	37,948	9,221	8,612	15,804	71,585
Convertible notes	—	—	19,922	—	19,922
Derivative liabilities	410	—	—	—	410

	126,004	9,221	28,534	15,804	179,563

US dollars in million	2,829.0	207.0	640.7	354.8	4,031.5

As at March 31, 2010, the Company had access to funding facilities of Rs. 161,980 million of which Rs. 121,507 million was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in millions)
Less than 1 year	82,989	19,121	63,868
1-2 years	5,956	5,956	—
2-5 years and above	73,035	15,396	57,639

Total	161,980	40,473	121,507

As at March 31, 2011, the Company had access to funding facilities of Rs. 244,743 million ($5,494.9 million) of which Rs. 133,920 million ($3,006.7 million) was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in Millions)	(Rs. in millions)	(Rs. in millions)
Less than 1 year	148,832	81,980	66,852
1-2 years	73,441	9,942	63,499
2-5 years and above	22,470	18,901	3,569

Total	244,743	110,823	133,920

US dollars in million	5,494.9	2,488.2	3,006.7

Collateral

The Company has pledged a part of its trade and other receivables, short-term investments and cash and cash equivalents in order to fulfill the collateral requirements for the financial facilities in place. The counterparties have an obligation to return the securities to the Company. There are no other significant terms and conditions associated with the use of collateral.

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

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, ZAR and Euro against the functional currencies of SIIL and its subsidiaries.

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

	As at March 31, 2010		As at March 31, 2011		As at March 31, 2011
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)	(US dollars in millions)
US dollar	9,223	91,113	25,763	123,624	578.4	2,775.6
Australian dollar	745	585	251	665	5.6	14.9
Euro	—	273	4,634	1,375	104.0	30.9
Namibian dollar	—	—	5,378	—	120.7	0.0
ZAR	—	—	2,708	2,026	60.8	45.5
Other	38	54	73	104	1.6	2.3

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

The results of Company’s operations may be affected largely by fluctuations in the exchange rates between the Indian Rupee, Australian dollar, Namibia dollar and ZAR against the US dollar. The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure and a simultaneous parallel foreign exchange rates shift in the currencies by 10% against the functional currency of the Company.

A 10% appreciation/depreciation of the respective foreign currencies with respect to the functional currency of the Company and its subsidiaries would result in decrease/increase in the Company’s profit before tax for the fiscal year 2010 and 2011 by Rs. 4,407 million and Rs. 5,230 million ($117.4 million) respectively.

(c) Interest rate risk

The Company is exposed to interest rate risk on short-term and long-term floating rate instruments. The Company’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates.

The borrowings of the Company are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The US dollar debt is split between fixed and floating rates (linked to US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

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

The exposure of the Company’s financial assets as at March 31, 2010 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial Assets	Non-interest bearing financial assets	Total financial Assets
	(Rs. in millions)
Financial assets	176,333	148,189	14,339	338,861
Derivative financial assets	—	—	115	115

	176,333	148,189	14,454	338,976

The weighted average interest rate on the fixed rate financial assets is 7.7% and the weighted average period for which the rate is fixed is 0.9 years.

The exposure of the Company’s financial liabilities as at March 31, 2010 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(Rs. in millions)
Financial liabilities	60,665	30,888	34,304	125,857
Derivative financial liabilities	—	—	669	669

	60,665	30,888	34,973	126,526

The weighted average interest rate on the fixed rate financial liabilities is 5.9% and the weighted average period for which the rate is fixed is 4.6 years.

The exposure of the Company’s financial assets as at March 31, 2011 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial Assets	Non-interest bearing financial assets	Total financial assets
	(Rs. in Millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Financial assets	145,665	174,997	19,708	340,371
Derivative financial assets	—	—	1,088	1,088

	145,665	174,997	20,796	341,459

US dollars in million	3,270.4	3,929.0	467.0	7,666.4

The weighted average interest rate on the fixed rate financial assets is 8.2% and the weighted average period for which the rate is fixed is 1.2 years.

The exposure of the Company’s financial liabilities as at March 31, 2011 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(Rs. In Millions)	(Rs. in Millions)	(Rs. in Millions)	(Rs. in Millions)
Financial liabilities	55,777	59,302	64,074	179,153
Derivative financial liabilities	—	—	410	410

	55,777	59,302	64,484	179,563

US dollars in million	1,252.3	1,331.4	1,447.8	4,031.5

The weighted average interest rate on the fixed rate financial liabilities is 10.2% and the weighted average period for which the rate is fixed is 4.9 years.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal 2011. The risk estimate provided assumes that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as on date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

Movement in interest rates	US dollar Interest rates
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
0.50%	132	152	3.4
1.00%	263	304	6.8
2.00%	527	608	13.6

(d) Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Company is exposed to credit risk for receivables, short-term investments, financial guarantees and derivative financial instruments.

The large majority of receivables due from third parties are secured. Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing. Moreover, given the diverse nature of the Company’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10% or more of the Company’s net sales or for any of the Company’s primary businesses during the year ended March 31, 2011 and in the previous year. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Company does not expect any material risk on account of non-performance by any of the Company’s counterparties. .

For short-term investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. For derivative and financial instruments, the credit risk is limited as the Company only deals with reputable banks and financial institutions having high credit-ratings assigned by international credit-rating agencies. These exposures are further reduced by having standard International Swaps and Derivatives Association (ISDA) master agreements including set-off provisions with each counterparty.

The carrying value of the financial assets other than cash represents the maximum credit exposure. The Company’s maximum exposure to credit risk at March 31, 2010 and March 31, 2011 is Rs. 336,895 million and Rs. 319,933 million ($7,183.1 million).

The maximum credit exposure on financial guarantees given by the Company for various financial facilities are described in Note 31 on “Commitments, contingencies, and guarantees”

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2011, that defaults in payment obligations will occur except as described in Note 14 on allowance for impairment of trade and other receivables.

Of the year end trade and other receivable balance the following were past due but not impaired:

As at March 31	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Less than 1 month	8,812	251	5.6
Between 1 - 3 months	3,075	1,136	25.5
Between 3 - 12 months	1,268	693	15.6
Greater than 12 months	24	27	0.6

	13,179	2,107	47.3

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

In respect of embedded derivative conversion option, a 10% increase/decrease in Company’s ADR price would have resulted in an approximate loss of Rs. 1,395 million and Rs. 786 million ($17.6 million) and an approximate gain of Rs. 1,284 million and Rs. 688 million ($15.4 million) for the fiscal 2010 and 2011 respectively. A 10% increase/decrease in implied volatility would have resulted in an approximate loss of Rs. 842 million and Rs. 605 million ($13.6 million) and an approximate gain of Rs. 943 million and Rs. 737 million ($16.5 million) for fiscal 2010 and 2011 respectively.

Cash flow hedges

The Company, in its copper business, on a selected basis hedged its revenue from variable margins and free copper by entering into future contracts. The main purpose of hedging is to fix the prices at a desired level. These are highly probable forecast transactions and accordingly have been accounted for as cash flow hedges and recognised at fair value. The Company has also hedged part of its future sales in its zinc business. The change in fair value on these derivative contracts is recorded in the statement of comprehensive income. These hedges have been effective for the year ended March 31, 2011.

The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged part of its foreign currency exposure on capital commitments during fiscal 2011. Fair value changes on such forward contracts are recognized in statement of comprehensive income.

The majority of cash flow hedges taken out by the Company during the year comprise forward foreign currency contracts for firm future commitments.

The cash flows related to above are expected to occur during the year ended March 31, 2012 and consequently may impact the statement of income for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the statement of income between fiscal year 2012 to 2032.

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

The fair value of the Company’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2010		As at March 31, 2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(Rs. in millions)				(US dollars in millions)
Current
Cash flow hedges*
— Commodity contracts	1	—	—	2	—	—
— Forward foreign currency contracts	—	64	—	—	—	—
Fair value hedges**
— Commodity contracts	—	27	24	4	0.5	0.1
— Forward foreign currency contracts	2	369	21	144	0.5	3.2
Non-qualifying hedges
— Commodity contracts	110	49	136	246	3.1	5.5
— Forward foreign currency contracts	2	160	907	14	20.3	0.4

Total	115	669	1,088	410	24.4	9.2

*	Refer statement of income and statement of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedge of Rs. 17 million and Rs. 47 million ($1.1 million) in commodity contracts and Rs. 690 million and Rs.244 million on forward foreign currency contracts ($5.5 million) for the fiscal 2010 and 2011 respectively, has been recognised in the statement of income and offset with the similar gains on the underlying sales.

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

Net cash includes cash and cash equivalents and short-term investments as reduced by all long and short-term debts. Equity comprises all components excluding other components of equity (which comprises the Cash flow hedges, Translation of foreign operations and Available-for-sale financial investments).

The following table summarizes the capital of the Company:

As at March 31,	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Equity	449,265	517,436	11,617.3

Cash and cash equivalents (Note 16 and 17)	2,081	21,526	483.3
Short-term investments (Note 15)	211,022	203,111	4,560.2

Total cash (a)	213,103	224,637	5,043.5
Short-term borrowings	19,121	37,948	852.0
Long-term borrowings	43,578	53,559	1,202.5

Total debt (b) (Note 19)	62,699	91,507	2,054.5
Net cash (a-b)	150,404	133,130	2,989.0

Total capital (equity — net cash)	298,861	384,306	8,628.3

Net cash to equity ratio	0.3	0.3	0.3

27. Shareholders’ equity

As at March 31, 2010 and 2011 the authorised share capital of SIIL comprised of 925,000,000 and 5,000,000,000 equity shares with a par value of Rs 2 and Re 1 each respectively.

SIIL’s issued equity share capital was Rs. 1,681 million and Rs. 3,361 million ($75.5 million) as at March 31, 2010 and 2011, consisting of 840,400,422 and 3,361,207,534 equity shares respectively.

In July 2009, SIIL issued an additional 131,906,011 equity shares in the form of ADSs, resulting in an increase in issued equity share capital from 708,494,411 equity shares to 840,400,422 equity shares.

The shareholders of SIIL, in its annual general meeting held on June 11, 2010, approved the stock split of the equity share from the face value of Rs 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. This has resulted an increase of 2,520,807,112 equity shares consisting of 840,400,422 equity shares on account of equity split and 1,680,406,690 equity shares due to bonus issue.

Retained earnings includes amongst others, general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves, as determined in accordance with applicable regulations, were Rs. 10,642 million and Rs. 15,642 million ($351.2 million) as at March 31, 2010 and 2011, respectively.

Debenture redemption reserve

The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as at March 31, 2010 and 2011 include Rs. 205 million and Rs. 120 million ($2.7 million) of debenture redemption reserve, respectively.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of SIIL. Retained earnings of the standalone financial statements of SIIL include Rs. 769 million ($17.3 million) of preference share redemption reserve as at March 31, 2010 and 2011.

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

On April 26, 2010 the board of directors of SIIL recommended a dividend of Rs. 3.75 ($0.08) per equity share for the year ended March 31, 2010, which was approved by the shareholders’ at the annual general meeting, held on June 11 2010. The dividend and dividend distribution tax amounting to Rs. 3,151 million ($70.7 million) and Rs. 523 million ($11.7 million) respectively has since been paid during the year ended March 31, 2011.

On April 25, 2011 the board of directors of SIIL recommended a dividend of Rs. 1.10 ($0.02) per equity share for the year ended March 31, 2011, which was approved by the shareholders’ at the annual general meeting, held on July 23, 2011. The dividend and dividend distribution tax amounting to Rs. 3,697 million ($83.0 million) and Rs. 600 million ($13.5 million) respectively has since been paid.

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

•

the total amount to be drawn from the accumulated profits earned in previous years and transferred to reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilised to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

28. Share-Based Compensation Plans

The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta.

The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)

The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 with further awards being made in June 2004, November 2004, February 2006 and November 2007, February 2009, August 2009, January 2010, July 2010, October 2010 and January 2011. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse. Under the scheme, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and SIIL, the grant date fair value of the awards is recovered by Vedanta from SIIL.

The amount recovered by Vedanta and recognised by the Company in the consolidated statement of income for the financial year ended March 31, 2009, 2010 and 2011 was Rs. 516 million, Rs. 288 million and Rs. 353 million ($7.9 million) respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “ Share-based payment”.

29. Earnings per share (“EPS”)

The shareholders of SIIL, in the annual general meeting held on June 11, 2010, approved the stock split of its equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. The computation of basic and diluted EPS have been adjusted retroactively for the year ended March 31, 2009 and 2010 to reflect the changes in capital structure. Reference for the year ended March 31, 2009 and 2010 in these consolidated financial statements to number of shares and per share amounts have been retroactively restated to reflect bonus and stock split made.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

	For the year ended March 31,
	2009	2010	2011
Weighted average number of ordinary shares for basic earnings per share	2,833,583,490	3,199,826,061	3,361,207,534
Effect of dilution:
Convertible notes	—	36,174,220	85,737,600

Adjusted weighted average number of ordinary shares for diluted earnings per share	2,833,583,490	3,236,000,281	3,446,945,134

Computation of basic and diluted earnings per share

Basic earnings per share:

	For the year ended March 31,
	2009	2010	2011	2011
	Rs. in millions (except EPS data)			US dollars in millions (except EPS data)
Profit for the year attributable to equity holders of the parent	32,228	39,263	48,898	1097.8
Weighted average number of ordinary shares for basic earnings per share	2,833,583,490	3,199,826,061	3,361,207,534	3,361,207,534
Earnings per share	11.37	12.27	14.55	0.3

Diluted earnings per share:

	For the year ended March 31,
	2009	2010	2011	2011
	Rs. in millions (except EPS data)			US dollars in millions (except EPS data)
Profit for the year attributable to equity holders of the parent	32,228	39,263	48,898	1,097.8
Adjustment in respect of convertible notes	—	(345)	(1,079)	(24.2)
Profit for the year after dilutive adjustment	32,228	38,918	47,819	1,073.6
Weighted average number of ordinary shares for diluted earnings per share	2,833,583,490	3,236,000,281	3,446,945,134	3,446,945,134
Earnings per share	11.37	12.03	13.87	0.3

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

30. Options to acquire subsidiary’s shares

a. Call option — HZL

SIIL’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As at March 31, 2010 and 2011, the Government of India’s holding in HZL was 29.5%. The second call option provides SOVL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. From April 11, 2007, SOVL has the right to exercise the second call option. The option has no expiry date. The Company exercised the second call option via its letter dated July 21, 2009. The Government has stated that they are maintaining the same stand as in BALCO on the validity of the call option, and has refused to act upon the second call option. The Company has invoked the Arbitration clause for referring the matter to arbitration, and appointed an arbitrator, and requested the Government to nominate its arbitrator nominee so that Arbitral Tribunal is constituted. As the Government of India has not appointed its arbitrator, the Company filed an Arbitration application u/s 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court for constitution of arbitral tribunal. The Delhi High Court has, via its order dated May 18, 2010, directed the parties to appoint mediators for mediation of the dispute, and if mediation fails, arbitration will commence. The Government of India has intimated the appointment of Mr. Sanjiv Mishra (former retired government officer) as their mediator and SOVL had appointed Mr. Nimesh Kampani, chairman and managing director of JM financials Ltd., as its mediator. The mediation was not successful and the arbitral tribunal is being constituted.

b. Call option — BALCO

SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, SIIL has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. SIIL exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. SIIL sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court on August 7, 2006 directed that the parties should attempt to settle the dispute by way of a mediation process as provided for in the SHA. However, as the dispute could not be settled through mediation, it was referred to arbitration as provided for in the SHA. Arbitration proceedings commenced on February 16, 2009. The Company has filed its claim statement with the Arbitration Tribunal. After the filing of the reply by the Government of India, the arbitration hearings concluded on August 29, 2010. The parties were directed to file their written submissions within three weeks. SIIL filed its written submission on September 20, 2010. However, in view of the subsequent judgement of the Bombay High Court, which supported the contentions made by SIIL, the arbitration tribunal has, at the request of Government of India, given an opportunity to both the parties to make oral submission on the judgement and the hearing for the same had been fixed on October 9, 2010. The Arbitration Tribunal in its majority award dated 25th January 2011 has rejected the claims of Sterlite on the ground that clauses on call option, right of first refusal, tag along right, restriction on transfer of shares are violative of section 111A(2) of the Companies Act, 1956. Sterlite has on 23rd April 2011, filed an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi for setting aside the award dated 25th January, 2011 to the extent to which it holds that clause 5.8, 5.3, 5.4 and 5.1(a) of the SHA is void, ineffective and inoperative by virtue of being violative of sub-section (2) of 111A of the Companies Act, 1956. The Government also challenged the majority award upholding the first valuation report and also SIIL’s right to buy at 75% of the valuation in the event of default by the Government, by way of an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi. The matter is now listed for hearing on November 9, 2011.

31. Commitments, contingencies, and guarantees

In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Company does not expect any material losses, was Rs. 75,594 million and Rs. 80,705 million ($ 1,812.0 million) as at March 31, 2010 and 2011 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Company had significant capital commitments as at March 31, 2010 and 2011 amounting to Rs. 123,305 million and Rs. 137,629 million ($3090.0 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 86,634 million ($ 1945.1 million) (Previous year Rs. 83,079 million) for its commercial power generation business and Rs. 23,066 million ($517.9 million) (Previous year Rs. 23,681 million) for capacity expansion at BALCO.

Export obligations

The Company had export obligations of Rs. 86,229 million and Rs. 117,988 million ($2,649.0 million) as at March 31, 2010 and 2011 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If the Company is unable to meet these obligations, its liability would be Rs. 16,001 million ($359.3 million) (Previous year Rs. 11,997 million) reduced in proportion to actual exports. Due to the remote likelihood of the Company being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its consolidated financial statements.

ii. Contingencies

Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. As at March 31, 2010 and 2011, the total claim related to these liabilities is Rs. 5,158 million and Rs. 6,372 million ($143.1 million) respectively. The Company has evaluated these contingencies and estimated that some of these claims are probable of resulting in loss contingencies and hence has recorded Rs. 101 million and Rs. 145 million ($3.3 million) as current liabilities as at March 31, 2010 and 2011 respectively.

The claims by third party claimants amounted to Rs. 4,897 million and Rs. 4,972 million ($111.6 million) as at March 31, 2010 and 2011 respectively. No liability has been recorded against these claims, based on the Company’s expectation that none of these claims will become its obligations. Although the results of legal actions cannot be predicted with certainty, it is the opinion of the Company’s management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote and, as a result, the resolution of these claims will not have a material effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the consolidated financial statements.

Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and other amounting to Rs. 765 million and Rs. 2,095 million ($47.0 million), being the proportionate share of the Company in the referred contingencies as at March 31, 2010 and 2011 respectively. Therefore, the Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material effect on Company’s financial conditions or results of operations.

b. Guarantees

The Company has given guarantees in the normal course of business as stated below:

•

Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 11,292 million and Rs. 12,022 million ($269.9 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2010 and 2011 respectively. The Company does not anticipate any liability on these guarantees.

•

Corporate guarantee of Rs. 34,000 million and Rs. 32,000 million ($ 718.5 million) on behalf of Vedanta Aluminium for obtaining credit facilities as at March 31, 2010 and 2011 respectively. The Company, has issued corporate guarantees of Rs. 14,386 million and Rs. 14,384 million ($ 322.9 million) on behalf of Vedanta Aluminium, for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India for the referred periods. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company will be liable to pay the dues to the Government of India. As at March 31, 2010 and 2011, the Company determined that it has no liability on these corporate guarantees.

•

Bank guarantee amounting to AUD 5.0 million (Rs. 231 million or $ 5.2 million) as at March 31, 2011 (Previous year AUD 5.0 million or Rs. 207 million), in favour of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($7.2 million). These liabilities have been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 134 million or $3.0 million) as at March 31, 2011 (Previous year AUD 2.9 million or Rs. 119 million), in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 132 million ($3.0 million). The environmental liability has been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Performance bank guarantees amounting to Rs. 2,201 million and Rs. 3,678 million ($ 82.6 million) as at March 31, 2010 and 2011 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2010 and 2011 was Rs. 1,203 million and Rs. 2,438 million ($ 54.7 million) respectively. The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 515 million and Rs. 182 million ($ 4.1 million) for litigation, against provisional valuation and for other liabilities as at March 31, 2010 and 2011 respectively. The Company does not anticipate any liability on these guarantees.

The Company’s outstanding guarantees cover obligations aggregating Rs.63,597 million and Rs. 64,704 million ($1,452.7 million) as at March 31,2010 and 2011 respectively, the liabilities for which have not been recorded in its consolidated financial statements.

c. Other matters

i)	During the previous year the plan proposed by ASARCO and sponsored by SIIL’s wholly owned subsidiary, Sterlite (USA) Inc was rejected by the US District Court. SIIL preferred to file an appeal against the order of US District Court. Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allowed it to draw on the USD 50 million Letter of Credit. SIIL has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. SIIL has provided Rs. 2,735 million (being the USD 50 million referred to above and other expenses related thereto) during the year ended March 31,2010. On March 17, 2010, ASARCO filed a complaint in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against Sterlite and Sterlite USA alleging that SIIL and Sterlite USA had breached the May 30, 2008 agreement by, among other things, refusing to pay the $2.6 billion purchase price as allegedly required by an agreement dated May 30, 2008 (the “May 2008 agreement”) and refusing to assume the liabilities and contractual obligations as allegedly required by the May 2008 agreement. ASARCO is seeking to recover from SIIL and Sterlite USA its alleged damages suffered as a result of the alleged breach and certain other amounts, including costs associated with ASARCO’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. ASARCO has claimed these damages to be in the range of US$ 533 million to US$ 1,509 million and has also claimed applicable pre-judgment interest.

The trial on SIIL’s application and ASARCO’s complaint completed on Aug 17, 2011 in US Bankruptcy Court and decision is awaited. SIIL believes that ASARCO’s claim has no merit. ASARCO didn’t suffer any damages, as it got substantially higher consideration under Parent Plan than possible consideration under May 2008 agreement between SIIL and ASARCO.

ii)	The Central Excise Department had, in June 2010, issued an ex-parte notice for reversal of Cenvat Credit of Rs 3,150 million along with interest of Rs. 88 million for non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March to September 2009 within stipulated time. In addition, the Department has also alleged violation of Advance license conditions for the period 2005-2009. No show cause notice in this regard has been served on SIIL. SIIL filed writ petition in Madurai Bench of Madras High Court. The Madras High court has remanded back the case to the central excise department and directed the commissioner of the central excise to assign a different assistant commissioner to hear the case afresh who issued a show cause notice to the Company on grounds similar to the ex-parte notice. SIIL has been legally advised that the alleged charges are not legally sustainable and there is no financial liability on SIIL.

iii)	During the year ended 31 March 2011, the Company was ordered to close the Tuticorin smelter pursuant to an order from the Madras High Court. The Company has been successful in obtaining stay orders to allow the continued operation of the smelter while an appeal is heard in the Supreme Court of India. On the Special Leave Petition (SLP) filed by the Company, Hon’ble Supreme Court of India vide order dated October 01, 2010 has stayed the operation of the Madras High Court order directing closure of Copper Smelter at Tuticorin. As directed by the Supreme Court, National Environmental Engineering Research Institute (NEERI) inspected the Tuticorin smelter and submitted its report. The Supreme Court directed the Tamil Nadu Pollution Control Board to suggest control measures to be undertaken by the Company. The order has been reserved by the Supreme Court for interim directions. The management is confident that they have complied with the environmental regulations.

32. Segment information

The Company is primarily in the business of non-ferrous mining and metals in India, Namibia, South Africa, Ireland and Australia. The Company has six reportable segments: copper, zinc India, zinc international, aluminum, power and other. The management of the Company is organized by its main products: copper, zinc, aluminum and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board who has been identified as the CODM in deciding how to allocate resources and in assessing performance.

Copper

The copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant, a dore anode plant (temporarily suspended from August 2010) and two captive power plants at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from its Mt. Lyell copper mine in Tasmania, Australia, owned by CMT. The segment also includes a precious metal refinery at Fujairah in the United Arab Emirates.

Zinc India

The Company’s zinc business is owned and operated by HZL. HZL’s operations include four lead-zinc mines, four hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, five sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India.

Zinc International

The Company’s zinc International business comprises 100 per cent of Skorpion, which owns the Skorpion mine and refinery in Namibia, 100 per cent of Lisheen, which owns the Lisheen mine in Ireland and a 74 per cent stake in Black Mountain, whose assets include the Black Mountain mine and the Gamsberg mine project in South Africa. On 3 December 2010, the Company announced the completion of the acquisition of Skorpion by Sterlite Infra Limited, a wholly-owned subsidiary of the Company. On 4 February 2011, the Company announced the completion of the acquisition of the 74 per cent stake in Black Mountain. The acquisition of Lisheen was completed on 15 February 2011.

Aluminum

The aluminum business is owned and operated by BALCO. BALCO’s operations include two bauxite mines, one alumina refinery, one aluminum smelter and two captive power plants, of which the 270 MW power plant is now used for commercial purposes, since the shutdown of the 100,000 tpa smelter, in the State of Chhattisgarh in Central India.

Power

The commercial power generation business includes the 170.9 MW of wind power plants commissioned by HZL, one 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009 and one 600 MW power plant at SEL. SEL’s (remaining three units of 600 MW each) and TSPL’s power business are still under development.

Other

The operating segment “other” includes Paper, infrastructure, investments in associate and other activities.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit (Earnings before interest, depreciation and tax) amounts are evaluated regularly by the board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment which is at cost.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the year ended March 31, 2009, 2010 and 2011.

a. For the year ended March 31, 2009

	Copper	Zinc India	Aluminum	Power	Other	Elimination	Total
	(Rs. in millions)
Revenue
Sales to external customers	116,525	55,724	39,170	773	—	—	212,192
Inter-segment sales	145	—	166	—	—	(311)	—

Segment revenue	116,670	55,724	39,336	773	—	(311)	212,192

Results:
Segment profit	13,312	27,773	9,103	931	(5)	—	51,114
Depreciation and amortisation	(2,191)	(2,615)	(2,609)	(608)	(1)	—	(8,024)

Operating profit	11,121	25,158	6,494	323	(6)	—	43,090

Finance and other costs							(6,244)
Investment and other income							18,772
Share in consolidated loss of associate							(3,160)

Profit before tax							52,458
Income Tax expense							(7,782)

Profit for the year							44,676

Assets and liabilities
Assets
Segment assets	43,417	61,991	60,185	48,968	338	—	214,899
Investment in associate	—	—	—	—	15,043	—	15,043

	43,417	61,991	60,185	48,968	15,381	—	229,942

Financial assets investments							1,044
Short-term investments							188,067
Cash and cash equivalent							4,712
Loan to related parties							20,704
Current tax asset							109

Total assets							444,578

Liabilities
Segment liabilities	47,451	8,072	11,709	6,308	1	—	73,541
Short-term borrowings							20,202
Current tax liabilities							676
Long term borrowings							14,384
Deferred tax liabilities							15,172

Total liabilities							123,975

Additions to property, plant and equipments	1,946	12,945	10,696	27,550	—	—	53,137

b. For the year ended March 31, 2010

	Copper	Zinc India	Aluminum	Power	Others	Elimination	Total
	(Rs. in millions)
Revenue
Sales to external customers	130,608	79,434	28,289	6,572	—	—	244,903
Inter-segment sales	—	—	78	1,472	—	(1,550)	—

Segment revenue	130,608	79,434	28,367	8,044		(1,550)	244,903

Results
Segment profit	5,120	47,124	5,499	4,160	(8)	—	61,895
Depreciation and amortisation	(1,982)	(3,053)	(2,310)	(715)	(1)		(8,061)

Operating profit	3,138	44,071	3,189	3,445	(9)		53,834

Finance and other costs							214
Investment and other income							13,811
Share in consolidated profit of associate							2,051

Profit before tax							69,910
Income Tax expense							(13,247)

Profit for the year							56,663

Assets and liabilities
Assets
Segment assets	47,256	82,859	68,119	77,134	335		275,703
Investment in associate					4,621		4,621

	47,256	82,859	68,119	77,134	4,956		280,324

Financial assets investments							1,362
Short-term investments							211,022
Cash and cash equivalent							2,082
Loan to related parties							111,404
Current tax asset							660

Total assets							606,854

Liabilities
Segment liability	41,526	10,324	9,485	12,013	1		73,349
Short-term borrowings							19,121
Current tax liabilities							863
Long term borrowings							21,352
Convertible notes							22,226
Deferred tax liabilities							17,955

Total liabilities							154,866

Additions to property, plant and equipment	3,759	23,949	15,969	25,074	—		68,751

c. For the year ended March 31, 2011

	Copper	Zinc India	Zinc International	Aluminum	Power	Other	Elimination	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue
Sales to external customers	156,610	98,444	9,961	30,175	7,282	—	—	302,472	6,791.0
Inter-segment sales	—	—	—	70	486	—	(556)	—	—

Segment revenue	156,610	98,444	9,961	30,245	7,768	—	(556)	302,472	6,791.0

Results
Segment profit	11,247	55,343	4,247	5,866	3,354	(61)	—	79,996	1,796.0
Depreciation and amortisation	(2,049)	(4,429)	(2,655)	(2,371)	(917)	(1)	—	(12,422)	(278.9)

Operating profit	9,198	50,914	1,592	3,495	2,437	(62)	—	67,574	1,517.1

Finance and other costs								1,096	24.6
Investment and other income								21,933	492.4
Share in consolidated loss of associate								(3,082)	(69.2)

Profit before tax								87,521	1,964.9
Income Tax expense								(18,810)	(422.3)

Profit for the year								68,711	1,542.6

Assets and liabilities
Assets
Segment assets	74,923	91,541	77,827	86,026	98,582	1,924	—	430,823	9,672.7
Investment in associate						1,879		1,879	42.2

	74,923	91,541	77,827	86,026	98,582	3,803	—	432,702	9,714.9

Financial assets investments								1,233	27.7
Short-term investments								203,111	4,560.2
Cash and cash equivalent including restricted cash								21,526	483.3
Loan to related parties								87,705	1,969.1
Current tax asset								827	18.6

Total assets								747,104	16,773.8

Liabilities
Segment liability	57,177	9,310	10,780	12,652	15,049	21	—	104,989	2,357.1
Short-term borrowings								37,948	852.0
Current tax liabilities								2,356	53.0
Long term borrowings								33,637	755.2
Convertible notes								19,922	447.3
Deferred tax liabilities								28,226	633.7

Total liabilities								227,078	5,098.3

Additions to property, plant and equipment	6,028	13,315	309	19,472	16,720	—	—	55,844	1,253.8

Geographical Segment Analysis

The Company’s operations are primarily located in India. The following table provides an analysis of the Company’s sales by geographical market irrespective of the origin of the goods:

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
India	140,330	155,218	187,454	4,208.7
Other	71,862	89,685	115,018	2,582.3

	212,192	244,903	302,472	6,791.0

The following is an analysis of the carrying amount of non-current assets, being property, plant and equipment, intangible assets and leasehold prepayments analysed by the geographical area in which the assets are located:

	As at March 31
	2010	2011	2011
	Carrying amount	Carrying amount	Carrying amount
	(Rs. in millions)		(US dollars in millions)
India	226,435	272,070	6,108.4
Australia	660	681	15.3
South Africa		26,480	594.5
Namibia		26,164	587.4
Ireland		12,287	275.9
UAE	754	784	17.6

	227,849	338,466	7,599.1

33. Related party transactions

The Company’s subsidiaries as at March 31, 2011 are as follows:

Subsidiaries	Principal activities	The Company’s percentage holding (in % as at March 31, 2011)	Immediate holding Company	Immediate percentage holding (in % as at March 31, 2011)
BALCO	Aluminium mining and smelting	51	Sterlite	51

CMT	Copper mining	100	Monte Cello	100

Fujairah Gold FZE	Precious metal processing	100	CMT	100

HZL	Zinc mining and smelting	64.9	SOVL	64.9

Monte Cello	Holding Company	100	SIIL	100

Sterlite Energy	Energy generation	100	SIIL	100

SOVL	Special purpose vehicle for acquiring HZL	100	SIIL	100

SIL	Infrastructure projects and Holding company	100	SIIL	100

TCM	Copper mining	100	Monte Cello	100

Sterlite (USA)	Financing company	100	SIIL	100

TSPL	Energy generation	100	Sterlite Energy	100

THL Zinc Ventures Limited #	Investment company	100	SIL	100

THL Zinc Limited #	Investment company	100	THLZVL	100

THL Zinc Holding BV (w.e.f. 15th February 2011)	Investment company	100	SIL	100

Skorpion ##	Mining and exploration	100	THLZL	100

Skorpion Zinc (Pty) Ltd ##	Investment company	100	Skorpion	100

Skorpion Mining Company (Pty) Ltd ##	Zinc mining	100	Skorpion Zinc (Pty) Ltd	100

Namzinc (Pty) Ltd ##	Zinc refinery	100	Skorpion Zinc (Pty) Ltd	100

Amica Guesthouse (Pty) Ltd ##	Accommodation and catering services	100	Skorpion Zinc (Pty) Ltd	100

Rosh Pinah Health Care (Pty) Ltd ##	Leasing out of medical equipment and building and conducting services related thereto	69	Skorpion Zinc (Pty) Ltd	69

BMM (w.e.f. 4th February 2011)	Zinc mining and milling	74	THLZL	74

Lisheen ###	Investment company	100	THLZBV	100

Vedanta Base Metals (Ireland) Limited ###	No operations	100	Lisheen	100

Vedanta Lisheen Mining Limited ###	Zinc mining and milling	100	Lisheen	100

Killoran Lisheen Mining Limited ###	Zinc mining and milling	100	Lisheen	100

Killoran Lisheen Finance Limited ###	Investment company	100	Lisheen	100

Lisheen Milling Limited ###	Manufacturing of zinc & lead	100	Lisheen	100

Killoran Concentrates Limited ###	No operations	100	Lisheen	100

Killoran Lisheen Limited ###	No operations	100	Lisheen	100

Azela Limited ###	No operations	100	Killoran Lisheen Limited	100

Killoran Lisheen Holdings Limited ###	No operations	100	Killoran Lisheen Limited	100

Malco Power Company Limited (w.e.f. 19th February 2011, fellow subsidiary from 16th April 2010 to 18th February 2011)	Investment company	100	SIIL	100

Malco Industries Limited (w.e.f. 4th March 2011, fellow subsidiary from 22nd April 2010 to 3rd March 2011)	Investment company	100	SIIL	100

VGCB (w.e.f. 20th April 2010)	Infrastructure	74	SIIL	74

PMCBPL (w.e.f. 8th February 2011)	Infrastructure	74	SIIL	74

Pecvest 17 Proprietary Limited (w.e.f. 26th November 2010)	Investment company	100	THLZL	100

Lisheen Mine Partnership (w.e.f. 15th February 2011) **	Mining partnership firm	100	Vedanta Base Metals (Ireland) Limited and Vedanta Lisheen Mining Limited	100

THL Zinc Holding Cooperatief U.A. (w.e.f. 1st December 2010) **	Financing company	100	THLZL	100

#	(w.e.f. 19th November 2010)
##	(w.e.f. 3rd December 2010)
###	(w.e.f. 15th February 2011)
**	Entities registered as other than Corporate entity.

The Company owns directly or indirectly through subsidiaries, more than half of the voting power of all of its subsidiaries as mentioned in the list above, and the Company is able to govern its subsidiaries’ financial and operating policies so as to benefit from their activities.

Ultimate controlling party

As at March 31, 2011, the immediate parent of the Company is Twin Star Holding Limited and the ultimate controlling party of the Company is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Non executive chairman, Mr. Anil Agarwal. Volcan, which is incorporated in the Bahamas, does not produce Group financial statement.

Enterprises where the principal shareholders have control or significant influence

•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Vedanta Resources Holding Limited (“VRHL”)

•	Vedanta Jersey Investments Limited (“VJIL”)

•	Welter Trading Limited (“WTL”)

•	Sterlite Iron and Steel Company Limited (“SISCL”)

•	Sterlite Technologies Limited (“STL”)

•	Konkola Copper Mines plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

•	Anil Agarwal Foundation

•	Vedanta Medical Research Foundation (“VMRF”)

•	Political and Public Awareness Trust (“PPAT”)

•	Volcan Investments Limited (“Volcan”)

•	Vedanta Resource Cyprus Limited

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”)

•	Twinstar Infrastructure Limited

•	Sesa Resources Limited (formerly V S Dempo and Company Private Limited)

•	Sesa Mining Corporation Private Limited ( formerly Dempo Mining Corporation Private Limited )

Fellow subsidiary cum associate

Vedanta Aluminium Limited (“Vedanta Aluminium”)

Key managerial personnel

•	Mr. Anil Agarwal, Non executive chairman

•	Mr. Navin Agarwal, Executive vice-chairman

•	Mr. Tarun Jain, Director of finance

•	Mr. D. D. Jalan, Chief Financial Officer (w.e.f. 31 March 2011) and Whole time director

•	Mr. M. S. Mehta, Chief Executive Officer (w.e.f. 31 March 2011)

The Company enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and its subsidiaries and companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2009, 2010 and 2011 is noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

	For the year ended March 31,
	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Sales
STL	4,467	1,579	1,495	33.6
MALCO	3	1	2	0.0
IFL	549	—	—	—
Vedanta Aluminium	1,613	1,249	461	10.4

Total	6,632	2,829	1,958	44.0

Purchases of goods/services
STL	4	1	238	5.3
Sesa Industries	30	39	68	1.5
Sesa Goa	2	11	8	0.2
Vedanta Aluminium	4,354	3,029	4,396	98.7
KCM	111	710	3,839	86.2
MALCO	31	184	401	9.0

Total	4,532	3,974	8,950	200.9

Rent income
Vedanta Aluminium	12	21	35	0.8

Total	12	21	35	0.8

Interest income / (Finance costs)
Vedanta	(10)	(21)	(32)	(0.7)
Vedanta Aluminium	528	3,676	6,757	151.7
KCM	156	211	45	1.0
MCNV	(653)
VRHL	—	—	(41)	(0.9)
VJIL	—	—	111	2.5
WTL	—	—	42	0.9

Total	21	3,866	6,882	154.5

Dividend paid
MALCO	(102)	(90)	(96)	(2.1)
Twin star	(1,615)	(1,440)	(1,722)	(38.7)

Total	(1,717)	(1,530)	(1,818)	(40.8)

Management fees expenses
Vedanta	(230)	(237)	(228)	(5.1)

Total	(230)	(237)	(228)	(5.1)

Loans given/(repaid) during the year
Vedanta Aluminium	11,450	94,550	45,000	1,010.3
Vedanta Aluminium	—	(6,850)	(68,650)	(1,541.3)
KCM	3,931	2,298	(6,983)	(156.8)
VJIL	—	—	7,023	157.7
VJIL WTL	— —	— —	(3,923 4,558)	(88.1 102.3)

Total	15,381	89,998	(22,975)	(515.9)

Loan taken/(repaid) during the year
MCNV	(3,037)	(570)	—	—
VRHL	—	—	15,738	353.3
VRHL	—	—	(10,838)	(243.3)

Total	(3,037)	(570)	4,900	110.0

Guarantees outstanding given / (taken)**
Vedanta Aluminium	35,838	48,386	46,384	1,041.4
Vedanta	(8,662)	(7,674)	(6,407)	(143.8)

Total	27,176	40,712	39,977	897.6
Donations
Sterlite Foundation	—	33	44	1.0
VMRF	—	—	435	9.8
PPAT	—	—	1	0.0

Total	—	33	480	10.8

Purchase of property, plant and equipment
Vedanta Aluminium	(81)	(78)	(40)	(0.9)

Total	(81)	(78)	(40)	(0.9)

Investment (purchased)/redeemed during the year
Vedanta Aluminium***	(2,658)	13,342	—	—

**	Maximum guarantee amount and does not represent actual liability.
***	Also refer Note 10.

The significant receivables from and payables to related parties as at March 31, 2010 and March 31, 2011 are set out below:

	As at March 31,
	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Receivable from:
STL	196	344	7.8
Vedanta Aluminium	634	837	18.8
VJIL	—	23	0.5
WTL	—	42	0.9
MALCO	7	10	0.2
KCM	—	11	0.2
Sesa Goa	10	11	0.2
Twin Star	—	—	—
Anil Agarwal Foundation	2	1	—
Sesa Resources	2	2	0.1
Sesa Mining Corporation	1	2	0.1
VMRF	205	—	—
SISCL	—	12	0.3

Total	1,057.0	1,295	29.1

Loans to:
Vedanta Aluminium*	104,599	80,204	1,800.7
KCM	6,805	—	—
WTL	—	4,465	100.2
VJIL	—	3,036	68.2

Total	111,404	87,705	1,969.1

Payable to:
STL	7	65	1.5
Vedanta Aluminium	263	1,202	27.0
Vedanta	875	655	14.7
MALCO	22	11	0.3
VRHL	—	41	0.9
KCM	49	10	0.2

Total	1,216	1,984	44.6

Borrowings from:
VRHL	—	4,845	108.8

Total	—	4,845	108.8

*	Includes interest accrued and due of Rs 596 million and Rs 814 million ($ 18.3 million) as at March 31, 2010 and 2011 respectively.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made in ordinary course of business There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31 2011, the Company has not recorded any impairment of receivables relating to amounts owed by related parties (2010 and 2011: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Loan to associates

The loan granted to Vedanta Aluminium is intended to finance its planned capital expenditures. The loan is unsecured. The loan balance as at March 31, 2011 amounting to Rs. 79,390 and interest is charged at bank rate (as declared by Reserve Bank of India “RBI”) plus 2% on a loan of Rs. 8,890 million (with a tenure of 10 years) and at 8% on Rs. 45,000 million and 10% on Rs. 25,500 million (repayable within a period of one year).

Loan to fellow subsidiary

The Company has granted a loan to VJIL to finance general corporate purpose. The loan balance as at March 31, 2011 of Rs 3,036 million ($68.2 million) carries an interest rate of 2.25% per annum and is unsecured. This loan is repayable in March 2012.

The Company has granted a loan to WTL to finance general corporate purpose. The loan balance as at March 31, 2011 of Rs 4,465 million ($100.2 million) carries an interest rate of 2.25% per annum and is unsecured. This loan is repayable in November 2011.

Loan from fellow subsidiary

THLZL has taken short-term borrowing from VRHL to fund the acquisition of BMM amounting to $348.5 million. The loan bears interest of LIBOR plus 200 basis points and repayable within one year. As at March 31, 2011, the balance due under this loan was Rs. 4,845 million ($108.8 million). This loan is unsecured.

Remuneration of key management personnel

The remuneration of the key management personnel of the Company are set out below in aggregate for each of the categories specified in IAS 24 “Related party disclosures”.

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Short-term employee benefits	140	111	133	3.0
Post employment benefits	11	11	16	0.4
Share based payments	19	30	33	0.7

	170	152	182	4.1

34. Other notes

(a) Components of other comprehensive income

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Net gain/(loss) arising during the year	220	(619)	251	5.6
Reclassification adjustments for net gain/(loss) included in the statement of income	178	740	(348)	(7.7)

Net gain/(loss) on cash flow hedges recognised in other comprehensive income, net of tax	398	121	(97)	(2.1)

(b) Exchange (loss)/gain recognised in statement of income:

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Other operating income	141	51	32	0.7
Cost of sales	(783)	(368)	420	9.4
Investment and other income	2,881	(1,997)	788	17.6
Finance and other costs	(2,785)	3,395	746	16.7

Total	(546)	1,081	1,986	44.4

(c). The Company presents the consolidated statement of income by disclosing expenses by function. The statement of income disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2009	2010	2011	2011
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue	5	212,192	244,903	302,472	6,791.0
Other operating income		3,750	1,907	2,366	53.1
Investment and other income	6	18,772	13,811	21,933	492.4

Total Income		234,714	260,621	326,771	7,336.5
(Decrease)/increase in inventories of finished goods and work-in-progress		(2,983)	1,994	4,947	111.1
Raw materials and other consumables used		(147,876)	(168,635)	(209,334)	(4,699.9)
Employee costs		(7,706)	(8,903)	(11,896)	(267.1)
Costs associated with ASARCO [refer note 31]		—	(2,735)	—	—
Other costs		(6,263)	(6,636)	(8,559)	(192.2)
Depreciation and amortisation		(8,024)	(8,061)	(12,422)	(278.9)
Finance and other costs	7	(6,244)	214	1,096	24.6
Share in consolidated (loss)/profit of associate	10	(3,160)	2,051	(3,082)	(69.2)

Profit before tax		52,458	69,910	87,521	1,964.9

Income tax expense	8	(7,782)	(13,247)	(18,810)	(422.3)

Profit for the year		44,676	56,663	68,711	1,542.6

(d). Employee costs

For the year ended March 31,	2009	2010	2011	2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions
Salaries, wages and bonus	7,206	7,935	9,540	214.2
Defined contribution pension scheme costs	334	395	510	11.4
Defined benefit pension scheme costs	166	339	1,278	28.7
Voluntary retirement expenses	0	234	568	12.8

	7,706	8,903	11,896	267.1

35. Subsequent Events

There have been no material events other than disclosed in this financial statement after reporting date which would require disclosure or adjustments to the financial statements for the year ended March 31, 2011.