Form 20-F
period 2012-03-31
STERLITE INDUSTRIES (INDIA) LTD
filed 2012-05-25
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2012

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

Tuticorin—628002

Tamil Nadu, India

(91) 461 424 2982

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

As of March 31, 2012, 3,361,207,534 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 418,419,208 equity shares were held in the form of 104,604,802

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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

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

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB, (“IFRS”) for the fiscal years ended March 31, 2010, 2011 and 2012. Our consolidated financial statements as of and for the year ended March 31, 2009 were originally prepared in accordance with US GAAP and were restated in accordance with IFRS for comparative purposes only. For the years prior to fiscal 2010, we prepared our financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP which differs in certain significant respects from and is not comparable with IFRS. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

In this annual report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa,” “SA” or “RSA” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rupees” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “N$,” “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “R,” “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 35.2740 oz and one ton equivalent to 32,000 oz, references to “mm” are to millimeters and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company—A. History and Development of our Company” for more information on these companies and their relationships to us. Unless otherwise stated in this annual report or unless the context otherwise requires, references in this annual report to “we,” “us,” “our,” “Sterlite,” “SIIL,” “our company,” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Proprietary Limited, or CMT, Thalanga Copper Mines Proprietary Limited, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Hindustan Zinc Limited, or HZL, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), or SIL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, Talwandi Sabo Power Limited, or TSPL, THL Zinc Ventures Limited or THLZVL, THL Zinc Limited, or THLZL, THL Zinc Holding B.V., or THLZBV, THL Zinc Namibia Holdings (Proprietary) Limited, or Skorpion, Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited, or BMM, Vedanta Lisheen Holdings Limited, or Lisheen (formerly Vedanta Lisheen Finance Limited), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Sterlite Ports Limited (formerly known as Malco Power Company Limited), or MPCL, Sterlite Infraventures Limited (formerly known as Malco Industries Limited), or MIL, Vizag General Cargo Berth Private Limited, or VGCB, Paradip Multi Cargo Berth Private Limited, or PMCB, Pecvest 17 Proprietary Limited and Lakomasko B.V.

Our consolidated financial information does not include our controlling shareholder Vedanta Resources Plc, or Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines Plc, or KCM, Konkola Resources Plc, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Ekaterina Limited, Onclave PTC Limited, or Onclave, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, The Madras Aluminium Company Limited or MALCO, Sesa Goa Limited, or Sesa Goa, Sesa Industries Limited, Sesa Resources Limited (earlier V.S. Dempo & Company Private Limited), Sesa Mining Corporation Private Limited (earlier Dempo Mining Corporation Private Limited), Cairn India Limited, or Cairn India, and its subsidiaries and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% non-controlling interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.

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

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and a consolidation of various subsidiaries held within Vedanta through a Scheme of Arrangement under Indian law. The Scheme of Arrangement is also subject to certain approvals. Please see “Item 5. Operating and Financial Review and Prospects – Recent Developments—Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

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

•	consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite;

•	a decline or volatility in the prices of or demand for copper, zinc, aluminum or power;

•	events that could cause a decrease in our production and higher cost of production of copper, zinc, aluminum or power;

•	unavailability or increased costs of raw materials for our products;

•	fluctuations in metal prices on LME, ore prices or power prices;

•	fluctuations in currency exchange rates;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc, aluminum or power industries;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

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

A. Selected Consolidated Financial Data

Our consolidated financial statements as of and for the years ended March 31, 2010, 2011 and 2012 included in this annual report on Form 20-F have been prepared in conformity with the IFRS as issued by the IASB. Our consolidated financial statements as of and for the year ended March 31, 2009 were originally prepared in accordance with US GAAP and were restated in accordance with IFRS for comparative purposes only.

In accordance with rule amendments adopted by the US Securities Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to US GAAP.

The selected historical consolidated statements of income, cash flows and other consolidated financial data presented below for fiscal 2009, 2010, 2011 and 2012, and the selected historical consolidated financial position data as of March 31, 2009, 2010, 2011 and 2012, have been derived from our audited consolidated financial statements, which have been audited by Deloitte Haskins & Sells, Mumbai, India, or Deloitte, our independent registered public accounting firm, and included elsewhere in this annual report.

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 50.89 per $ 1.00 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2012. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this annual report.

	For the year ended March 31,
	2009	2010	2011	2012	2012
	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(US Dollar) (in millions except shares and per share data)
Revenue	212,192	244,903	302,472	412,063	8,097.1
Cost of sales	(165,097)	(181,928)	(226,134)	(319,719)	(6,282.6)
Gross profit	47,095	62,975	76,338	92,344	1,814.5
Other operating income	3,750	1,907	2,366	1,398	27.5
Distribution expenses	(3,388)	(3,022)	(3,516)	(7,446)	(146.3)
Administration expenses	(4,367)	(8,026)	(7,614)	(15,002)	(294.8)

Operating profit	43,090	53,834	67,574	71,294	1,400.9
Investment and other income	18,772	13,811	21,933	28,829	566.5
Finance and other costs	(6,244)	214	1,096	(12,042)	(236.6)
Share in consolidated (loss)/profit of associate	(3,160)	2,051	(3,082)	(8,767)	(172.3)

Profit before tax	52,458	69,910	87,521	79,314	1,558.5
Income tax expense	(7,782)	(13,247)	(18,810)	(20,077)	(394.5)

Profit for the year	44,676	56,663	68,711	59,237	1,164.0
Profit attributable to:
Equity holders of the parent	32,228	39,263	48,898	38,998	766.3
Non controlling interest	12,448	17,400	19,813	20,239	397.7
Earnings per share (refer to Note 29 to consolidated financial statements)
Basic	11.37	12.27	14.55	11.60	0.2
Diluted	11.37	12.03	13.87	11.60	0.2

Weighted average number of equity shares used in computing earnings per share
Basic	2,833,583,490	3,199,826,061	3,361,207,534	3,361,207,534	3,361,207,534
Diluted	2,833,583,490	3,236,000,281	3,446,945,134	3,361,207,534	3,361,207,534
Dividend declared per share (1) (2)	3.50	3.75	1.10	1.00	0.0

Notes:

(1)	The final dividend of Rs.1.1 per equity share for fiscal 2011 was recommended by our board of directors on April 25, 2011 and approved by our shareholders at the general meeting held on July 23, 2011. On October 24, 2011, our board of directors declared an interim dividend of Re. 1 for the year ended March 31, 2012. The dividend was paid as on November 1, 2011. A final dividend of Rs. 1 per equity share for fiscal 2012 was recommended by our board of directors on April 25, 2012 and is yet to be approved by our shareholders at the general meeting scheduled to be held on June 30, 2012.
(2)	On June 11, 2010, our shareholders approved the sub-division of our equity shares from Rs.2 each to Re.1 each. Our shareholders also approved the bonus issue in the ratio of one equity share of Re. 1 each for one equity share of Re.1. With effect from June 25, 2010, the equity shares have a par value of Re.1 each.

			As of March 31,
Consolidated Financial Position Data	2009	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Cash and cash equivalents	2,701	2,021	21,487	17,173	337.5
Restricted cash and cash equivalents	2,011	60	39	59	1.2
Total assets	444,578	606,854	746,723	842,889	16,563.1
Net assets	320,603	451,988	519,873	571,185	11,223.9
Long-term borrowings	14,384	43,578	53,559	74,490	1,463.7
Short-term borrowings	20,202	19,121	37,948	53,983	1,060.8
Total shareholders’ equity	250,533	365,172	410,170	445,477	8,753.7

	For the Year Ended March 31,
	2009	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	72,585	14,249	127,529	66,998	1,316.5
Investing activities	(95,295)	(117,582)	(128,562)	(94,705)	(1,861.0)
Financing activities	13,442	102,322	20,650	22,634	444.8
Other Consolidated Financial Data:
Revenue to external customers:
Copper	116,525	130,608	156,610	201,647	3,962.4
Zinc India	55,724	79,434	98,444	111,319	2,187.4
Zinc International	—	—	9,961	41,272	811.0
Aluminum	39,170	28,289	30,175	31,089	610.9
Power	773	6,572	7,282	24,333	478.2
Others	—	—	—	2,403	47.2

Total	212,192	244,903	302,472	412,063	8,097.1

Operating profit:
Copper	11,121	3,138	9,198	7,770	152.6
Zinc India	25,158	44,071	50,914	54,018	1,061.5
Zinc International	—	—	1,592	6,008	118.1
Aluminum	6,494	3,189	3,495	1,345	26.4
Power	323	3,445	2,437	2,200	43.2
Others	(6)	(9)	(62)	(47)	(0.9)

Total	43,090	53,834	67,574	71,294	1,400.9

Segment profit:(1)
Copper	13,312	5,120	11,247	9,943	195.4
Zinc India	27,773	47,124	55,343	59,254	1,164.3
Zinc International	—	—	4,247	17,367	341.3
Aluminum	9,103	5,499	5,866	3,998	78.6
Power	931	4,160	3,354	5,881	115.5
Others	(5)	(8)	(61)	(46)	(0.9)

Total	51,114	61,895	79,996	96,397	1,894.2

Notes:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating profit to segment profit for the periods indicated:

	For the Year Ended March 31,
	2009	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Copper:
Operating profit	11,121	3,138	9,198	7,770	152.6
Plus: Depreciation and amortization	2,191	1,982	2,049	2,173	42.8

Segment profit	13,312	5,120	11,247	9,943	195.4

Zinc India:
Operating profit	25,158	44,071	50,914	54,018	1,061.5
Plus: Depreciation and amortization	2,615	3,053	4,429	5,236	102.8

Segment profit	27,773	47,124	55,343	59,254	1,164.3

Zinc International:
Operating profit	—	—	1,592	6,008	118.1
Plus: Depreciation and amortization	—	—	2,655	11,359	223.2

Segment profit	—	—	4,247	17,367	341.3

Aluminum:
Operating profit	6,494	3,189	3,495	1,345	26.4
Plus: Depreciation and amortization	2,609	2,310	2,371	2,653	52.2

Segment profit	9,103	5,499	5,866	3,998	78.6

Power:
Operating profit	323	3,445	2,437	2,200	43.2
Plus: Depreciation and amortization	608	715	917	3,681	72.3

Segment profit	931	4,160	3,354	5,881	115.5

Others:
Operating profit	(6)	(9)	(62)	(47)	(0.9)
Plus: Depreciation and amortization	1	1	1	1	0

Segment profit	(5)	(8)	(61)	(46)	(0.9)

(2)	Cost of production is not a recognized measure under IFRS. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. Cost of production is a measure intended for monitoring the operating performance of our Operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Costs of production as reported for our metal products consists of:

•

direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); and

•	excludes depreciation and finance costs.

Further these costs are offset for any amounts we receive upon sale of immaterial by-products from such operations. We explain the cost of production for each metal as set forth below:

•

In the case of copper, cost of production relates only to our custom smelting and refining operations (and not for our mining operations), and consists of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Revenue earned from the sale of by-product, sulphuric acid, and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.

•

In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Revenue earned from by-product, sulphuric acid, is deducted from the cost of production. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal. Our Zinc India segment also includes lead and silver. However, the cost of production presented for Zinc India operations does not include lead and silver.

•

Our Zinc International operations consists of the Skorpion mine and refinery in Namibia, Black Mountain Mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching refining and electrowinning process. Skorpion does not produce any material by-products. Black Mountain mine consists of direct mining costs, concentrate costs, direct services cost and allocated indirect costs. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. The by-product revenue of lead and silver are credited to the cost of production. Royalties paid are excluded from the cost of production of zinc as the same is levied on turnover. The total cash cost is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production per ton of zinc metal produced zinc metal in zinc concentrate produced.

•

In the case of aluminum, cost of production for BALCO’s smelters includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminum metal. Revenue earned from the sale of byproducts, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to determine the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cash metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production.

Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

•

Cost of production of power for Sterlite Energy’s power plant (and not for the 274 MW HZL power plant and 270 MW BALCO power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating , maintenance and manpower costs. The total costs is divided by the total net units generated to calculate the cost of production per unit of energy produced.

The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	For the Year Ended March 31,
	2009		2010		2011		2012
	(Rs.) (in millions, except Production output and Cost of production)		(Rs.) (in millions, except Production output and Cost of production)		(Rs.) (in millions, except Production output and Cost of production)		(Rs.) (in millions, except Production output and Cost of production)
Copper(2):
Segment sales	Rs.	116,670	Rs.	130,608	Rs.	156,610		201,647
Less:
Segment profit		(13,312)		(5,120)		(11,247)		(9,943)

		103,358		125,488		145,363		191,704
Less:
Purchased concentrate/rock		(94,873)		(114,923)		(135,651)		(181,766)
By-product/free copper net sale		(4,337)		(1,981)		(4,686)		(6,685)
Cost for downstream products		(1,613)		(1,543)		(1,638)		(1,481)
Others, net		(1,556)		(3,386)		(2,153)		(1,773)

Total	Rs.	979	Rs.	3,655	Rs.	1,235	Rs.	(1)

Production output (in tons)		312,833		334,202		303,991		325,877

Cost of production(a)		3.1 ¢/lb		10.46 ¢/lb		4.0 ¢/lb		0.0 ¢/lb
Zinc—India(2):
Segment sales	Rs.	55,724	Rs.	79,434	Rs.	98,444	Rs.	111,319
Less:
Segment profit		(27,773)		(47,124)		(55,343)		(59,254)

		27,951		32,310		43,101		52,065
Less:
Cost of tolling including raw material cost		(409)		—		—		—
Cost of intermediary product sold		(1,301)		(3,060)		(3,350)		(3,270)
By-product revenue		(4,848)		(1,871)		(3,762)		(5,315)
Cost of lead metal sold		(2,079)		(2,652)		(3,028)		(5,260)
Others, net		(1,312)		(1,406)		(815)		(1,481)

Total	Rs.	18,002	Rs.	23,321	Rs.	32,146	Rs.	36,739

Production output (in tons)		551,724		578,411		712,471		758,716
Cost of production (per ton)(a)		$710		$850		$990		$1,010
Zinc—International(2):
Segment sales		—		—	Rs.	9,961	Rs.	42,771
Less:
Segment profit		—		—		(4,247)		(17,367)

		—		—		5,714		25,404
Less:		—		—		—
Cost of intermediary product sold		—		—		(82)
TcRc								4,340
By-product revenue		—		—		(706)		(1,621)
Cost of lead metal sold		—		—		(453)		(6,240)
Royalty		—		—		(197)		(1,212)
Others, net		—		—		(345)		(2,228)

Total		—		—	Rs.	3,931	Rs.	18,443

Production output (in tons)—Zinc International		—		—		80,066		359,728

Cost of production (per ton)(a)—		—		—		$1,077		$1,069
Aluminum(2):
Segment sales	Rs.	39,336	Rs.	28,367	Rs.	30,245	Rs.	31,119
Less:
Segment profit		(9,103)		(5,499)		(5,866)		(3,998)

		30,233		22,868		24,379		27,121
Less: Cost of intermediary product sold		—		(304)		—
By-product revenue		(328)		(126)		(229)		(290)

	For the Year Ended March 31,
	2009		2010		2011		2012
	(Rs.) (in millions, except Production output and Cost of production)		(Rs.) (in millions, except Production output and Cost of production)		(Rs.) (in millions, except Production output and Cost of production)		(Rs.) (in millions, except Production output and Cost of production)
Cost for downstream products		(1,966)		(1,767)		(2,597)		(2,674)
Others, net		(314)		(1,455)		(973)		(542)
Total	Rs.	27,625	Rs.	19,216	Rs.	20,580	Rs.	23,615

Production output (hot metal) (in tons)		355,733		262,760		253,157		246,579

Cost of production (per ton)(a)		$1,700		$1,542		$1,784		$1,997
Power
Segment Sales								25,461
Less: Segment profit								(5,881)
								19,580
Less: Cost of power at BALCO and HZL								(5,469)
Others, net								(1,572)
Total								12,539
Production output (in MU)(b)								4,790
Cost of production (per unit)							Rs.	2.62

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2009, 2010, 2011 and 2012 of Rs. 45.91 per $ 1.00, Rs. 47.42 per $ 1.00, Rs. 45.58 per $ 1.00 and Rs. 47.95 per $ 1.00, respectively.
(b)	Production does not include units generated from the 274 MW HZL wind power plant and 270 MW BALCO power plant.

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

Risks Relating to Our Business

Our copper business depends upon third party suppliers for a substantial portion of its copper concentrate, and its profitability and operating margins depends upon the market prices for those raw materials.

Our copper business sources a majority of its copper concentrate from third parties. For example, in fiscal 2012, we sourced 92.0% of our copper requirements from third parties. As a result, profitability and operating margins of our copper business depends upon our ability to obtain the required copper concentrate at prices that are low relative to the market prices of the copper products that we sell.

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

The market price of the copper concentrate that we purchase and the market price of the copper metal that we sell have experienced volatility in the past, and any increases in the market price of this raw material relative to the market price of the metal that we sell would adversely affect the profitability and operating margins of our copper business, which could have a material and adverse effect on our results of operations and financial condition.

Material changes in the regulations that govern us, or the interpretation of recent legislation, could have a material adverse effect on our business, financial condition and result of operations.

The Indian Mines (Amendment) Bill, 2011, or Mining Bill, under consideration by the Indian Parliament, proposes several amendments to the Mines Act, 1952, including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act, 1952. The Indian Ministry of Mines has also proposed a draft statute which provides that the holder of a mining lease or prospecting licence shall be liable to pay reasonable compensation to the stakeholders holding occupation, legal rights or traditional rights of the surface of the land over which the licence and lease has been granted, as mutually agreed (failing which the relevant state government will determine the compensation payable).

Under the Indian Competition Act, 2002 and the regulations thereunder, or the Competition Act, certain provisions of which came into force on June 1, 2011, any arrangement, understanding or action in concert between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and will attract substantial monetary penalties. The Competition Act also requires a notice to be given to the Competition Commission of India for seeking its approval for any proposed combination. In the event that the Competition Commission requires further information or determines that the proposed combination is likely to cause an appreciable adverse effect on competition in India, the proposed combination may be delayed or may not take effect. In addition, the implications of the Direct Tax Code, which is expected to come into effect in 2013, and the Indian Companies Bill, 2011 (both of which are under consideration by the Parliament), on our operations is presently unclear.

The Land Acquisition, Rehabilitation and Resettlement Bill, 2011, under consideration by the Indian Parliament, aims to address concerns of affected persons whose livelihoods are dependent on the land being acquired while facilitating land acquisition for industrialisation, infrastructure and urbanization.

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

We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the transport of our products to our customers. These conditions and events include:

•

Disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminum smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. For example, power interruptions caused BALCO to partially suspend operations at its 245,000 tons per annum, aluminum smelter at Korba, or Korba smelter in May 2006, and as a result of this interruption the Korba smelter did not become fully operational again until November 2006. Similarly, our Tuticorin copper refining and smelting facility had a four-day delay in ramp-up following a scheduled maintenance shutdown between April and May 2008 due to stabilization issues faced during the post-shutdown ramp-up and an unscheduled 34-day interruption in production between November and December 2008 due to damage in a cooling tower as a result of the collapse of its foundation. CMT’s Mt. Lyell processing plant was disrupted and experienced a 68-day shutdown due to a mud slide at the mine resulting from high rainfall in end August 2009. Further during fiscal 2012, CMT’s Mt. Lyell processing plant was disrupted and experienced a 23 day interruption and the mining contractor’s inability to meet his contractual obligation. For example, our tuticorin smelter plant shut down for nine days in February 2012 due to the unavailability of copper concentrate. This was caused primarily due to the declaration of force majeure by some copper mines with which we have contracted for the supply of copper concentrate. We incurred loss of production to the extent of 8,000 metric tons and other costs due to this interruption. The losses from these interruptions include lost production, repair costs and other expenses.

•

Availability of raw materials for energy requirements. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ energy requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminum business, which has high energy consumption due to the energy-intensive nature of aluminum smelting, is significantly dependent on receiving allocations from Coal India Limited, or Coal India, the government-owned coal monopoly in India, and its subsidiaries. A shortage of coal from April 2005 led Coal India to reduce the amount of coal supplied to all of its non-utility customers, including BALCO. As a result, BALCO was forced to utilize higher-priced imported coal and coal from non-linkage sources, which resulted in higher power generation costs. In fiscal 2012, 99.0% of the allocated coal was supplied.

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

Various writ petitions were filed before the High Court of Madras between 1996 and 1998 by various non-governmental organisations such as The National Trust for Clean Environment political parties and some private citizens alleging, among other things, that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air and water pollution and hazardous waste resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin.

On September 28, 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin and following our application to the Supreme Court of India against the order of the High Court of Madras, the Supreme Court stayed the order until further notice. The Supreme Court directed the Tamil Nadu Pollution Control Board , National Environmental Engineering Research Institute and the Central Pollution Control Board to implement certain measures for the improvement of the copper smelter unit at Tuticorin. The copper smelter unit is in the process of complying with such measures and the matter is scheduled for hearing in the fourth week of August, 2012.

The stay order granted by the Supreme Court is in effect and the copper smelter plant at Tuticorin continues to operate at rated capacity. In the event that we are not successful in complying with all the measures, our copper smelting plant at Tuticorin may be ordered to shut down and consequently, our business and operations may be materially and adversely affected.

We are substantially dependent upon our Rampura Agucha zinc mine, and any interruption in our operations at that mine could have a material adverse effect on our results of operations and financial condition.

Our Rampura Agucha zinc mine produced 88.0% of the total mined metal in zinc concentrate that we produced in fiscal 2012 and constituted 63.4% of our total proven and probable zinc ore reserves as of March 31, 2012 in India. Our Zinc India business provided 75.8% of our operating income in fiscal 2012. Our results of operations have been and are expected to continue to be substantially dependent on the reserves and low cost of production of our Rampura Agucha mine and any interruption in our operations at the mine for any reason could have a material adverse effect on the results of operations and financial condition of our business as a whole.

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

Our ability to obtain additional reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other copper, zinc and aluminum companies, lack of suitable acquisition candidates, government regulatory and licensing restrictions, difficulties in obtaining mining leases and surface rights or the inability to acquire such properties on commercially reasonable terms, or at all. To increase production from our existing bauxite and lead-zinc mines, we must apply for governmental approvals, which we may not be able to obtain in a timely manner, or at all. These events could have a material adverse effect on the results of operations and financial condition of our business.

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

We are, in particular, dependent to a large degree, on the continued service and performance of our senior management team and other key team members in our business units. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution in the services of members of our senior management or other key team members, or our failure otherwise to maintain the necessary management and other resources to maintain and grow our business or our ability to attract, train and retain highly qualified personnel, could have a material adverse effect on our results of operations, financial condition and prospects.

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

Asarco has filed a complaint alleging that we and Sterlite USA have breached our prior agreement to acquire Asarco’s assets. Any adverse judgment or settlement may have a material adverse effect on our business, results or operations, financial condition and prospects.

On March 17, 2010, Asarco filed a complaint in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached an agreement dated May 30, 2008 (“May 2008 Agreement”) by, among other things, refusing to pay the $ 2.6 billion purchase price and refusing to assume the liabilities and contractual obligations as allegedly required under the May 2008 Agreement. Asarco is seeking to recover from us and Sterlite USA the damages allegedly suffered by it, as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco has claimed these damages to be in the range of $ 533 million to $ 1,509 million and has also claimed applicable pre-judgment interest.

The May 2008 Agreement was only a stalking horse bid, the consummation of which was subject to various approvals from creditors of Asarco’s estate, the U.S. Bankruptcy Court and competition from any other bidders. The reorganization plan proposed by Asarco’s parent companies (“Parent Plan”) was finally approved by the U.S. District Court on November 13, 2009 and was consummated. It paid all the creditors in full along with interest and provided substantial benefits to the equity holders. The Parent Plan provided for a cash contribution of $ 2.205 billion to the estate of Asarco, a promissory note of $ 280 million to the trust set up for the benefit of asbestos claimants, assumption of certain liabilities and waiver of certain claims against Asarco. Asarco’s estate also provided substantial tax benefits to the equity holders. Asarco disclosed in the joint disclosure statement filed by it during the bankruptcy proceedings, in its view that the recovery, if any, against such potential claims may be approximately $ 100 million.

Further, Asarco terminated the agreement it entered with us on March 6, 2009 (the “March 2009 Agreement”). This agreement superseded the May 2008 Agreement in its entirety. The March 2009 Agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 Agreement. Asarco drew the $ 50 million provided as deposit under this agreement. We filed an application to the U.S. Bankruptcy Court for the return of the $ 50 million drawn by Asarco which was subsequently rejected.

The trial on Asarco’s complaint and our application was completed on August 17, 2011. The U.S. Bankruptcy Court, by its order dated February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.75 million in incidental damages. This amount shall be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.75 million. We and Asarco have filed a notice of appeal against this judgment. Additionally, Asarco filed a motion seeking pre-judgement interest on the incidental damages and for reimbursement of legal fees and expenses of $ 37 million. The U.S. Bankruptcy Court rejected Asarco’s motion for $ 37 million. We have provided for the amount of Rs. 4,233 million ($ 83.2 million) in our consolidated statement of income as part of our administration expenses for fiscal 2012.

An adverse judgment or settlement relating to Asarco’s breach of contract claim against us may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are developing our commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses.

In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India. We are investing approximately Rs. 82,000 million ($ 1,611.3 million) to build a 2,400 megawatt, or MW, thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The project is being pursued by our wholly-owned subsidiary Sterlite Energy. The first three units of 600 MW are operational and the remaining one unit has already been synchronised in the last quarter of fiscal 2012 and is under trial run. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Business—Our Commercial Power Generation Business—Our Plans for Commercial Power Generation.”

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of Rs. 92,450 million ($ 1,816.7 million). Commissioning of this project will be carried out in stages and the first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and the remaining two units in fiscal 2014. In addition, TSPL also signed a memorandum of understanding with the Government of Punjab in October 2010 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660 MW. In view of the current coal and power tariff, we have decided to drop the expansion plan of the fourth unit.

On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868.4 million ($ 76.0 million). Our commercial power generation business also includes wind power plants. The establishment of additional wind power plants of 151 MW by HZL increased our wind power generation to 274 MW of which 48 MW and 103 MW has been commissioned during fiscal 2011 and 2012 respectively. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Business—Our Commercial Power Generation Business—Our Plans for Commercial Power Generation.”

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

Operating power plants involves many operational risks, including the breakdown or failure of generation equipment or other equipment or processes, labor disputes, fuel interruption and operating performance below expected levels. In addition, below are some of the risks involved:

•

Dependence on third parties. We depend on third parties for the construction, delivery and commissioning of the power facilities, supply and testing of equipment and transmission and distribution of electricity that we generate, which is beyond our control. For instance, the external contractors may not be able to complete construction and installation on time, within budget, or to the specifications set forth in our contracts with them, or the contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages, penalty clauses or performance guarantees or result in termination of contracts.

•

We may not receive the coal block allocations that we expect or may not be allowed to use such allocations for our commercial power generation business. Any coal block allocations that we receive may not be sufficient for our planned operations and we may not be successful in procuring a sufficient supply of coal at economically attractive prices, or at all. Additionally, we are subject to certain restrictive covenants contained in the coal block allocation agreements including specified end use and submission of mining plans within a specified period.

•

Price volatility and changes in tariff policy. As we sell the power we generate in the open market (rather than to captive schemes), we are exposed to spot prices, which are subject to factors beyond our control.

Further, the power purchase agreements and other agreements we have entered into, or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms, which in turn may affect our results of operations and financial condition. In addition to the performance requirements specified in our power purchase and other agreements, national and state regulatory bodies and other statutory and government mandated authorities may from time to time impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances plant shut downs.

In addition, as a result of increased industrial development in India in recent years, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of, and increasing costs of services of, such contractors. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

The Government of India may allege a breach of a covenant by us and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.

A shareholders’ agreement was entered into between the Government of India and SOVL. By order of the High Court of Madras dated March 29, 2012, SOVL was merged into SIIL. If the Government of India claims that we have breached the covenant related to the Kapasan Project under the shareholders’ agreement, resulting in litigation, and it was determined that we had breached such covenant triggering an event of default, the Government of India, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days from the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the Government of India to us at a price equivalent to 150.0% of the market value of such shares, or purchase any or all of the shares of HZL held by us at a price equivalent to 50.0% of the market value of such shares.

Based solely on the closing market price of HZL’s shares on the National Stock Exchange of India Limited, or the NSE, on May 11, 2012 of Rs. 118.90 ($ 2.3) per share, if the Government of India were determined to have, and were to exercise, a right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay Rs. 222,572 million ($ 4,373.6 million) for those shares, and if the Government of India were determined to have, and were to exercise, a right to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive Rs. 163,080 million ($ 3,204.6 million) for those shares.

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

Under the terms of the shareholders’ agreement between the Government of India and us (previously entered into between the Government of India and SOVL. By order of the High Court of Madras dated March 29, 2012, SOVL was merged into SIIL.), we were granted two call options to acquire all the shares in HZL held by the Government of India at the time of exercise. We exercised the first call option on August 29, 2003.

By a letter dated July 21, 2009, we exercised the second call option. The Government of India has stated that the clauses of the shareholders’ agreement relating to Sterlite’s option violated the provisions of Section 111A of the Companies Act, 1956, or the Indian Companies Act, by restricting the right of the Government of India to transfer its shares and that as a result the shareholders’ agreement was null and void. As such, the Government of India has refused to act upon the second call option. Consequently, we commenced arbitral proceedings under the terms of the shareholders’ agreement and has appointed its arbitrator. Under the terms of the shareholders’ agreement, the Government of India is required to nominate an arbitrator, but the Government of India has not made such a nomination. As a result, we have filed an arbitration application pursuant to section 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court petitioning the court to constitute an arbitral tribunal. The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V. N. Khare as their arbitrator. By an order dated May 18, 2010 the court directed the parties to appoint mediators for mediation of the dispute. The mediation was unsuccessful. Consequently an arbitral tribunal was constituted. The tribunal has directed us to submit its claim statement and its response and has scheduled the next date for hearing on August 11, 2012. See “Item 8. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO—Call Options Over Shares in HZL.”

There can be no assurance we will be successful in its arbitral proceedings with the Government of India. Any adverse ruling in the arbitration proceedings, if commenced, may preclude or delay us from exercising our option to increase our ownership interest in HZL, and such an outcome would be likely to have a material adverse effect upon our operational flexibility, results of operations and prospects. Alternatively, we may only be able to acquire the Government of India’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on our results of operations and financial condition.

The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.

Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this option on March 19, 2004. However, the Government of India contested the purchase price and validity of the option. As negotiations for an amicable resolution were unsuccessful, on direction of the court, arbitrators were appointed by the parties, as provided for under the terms of the shareholders’ agreement. Arbitration proceedings commenced on February 16, 2009 and concluded on October 9, 2010. By an award dated January 25, 2011, the arbitral tribunal dismissed our claims on the basis that the option was invalid as it violated Section 111A(2) of the Indian Companies Act. The arbitral tribunal also ruled that the first valuation report of SBI Capital Markets Limited, which valued the shares of the Government of India at Rs. 77.93 per share, was correct and that we had the right to purchase the Government of India’s shares at 75.0% of its valuation. The arbitral tribunal’s ruling in relation to the valuation and our right to purchase at 75.0% is inconsequential as the arbitral tribunal had already made a ruling that our call option was invalid. Following the issuance of the award, we filed an application in the High Court of Delhi to set aside the ruling made in the award relating to the invalidity of our call option. The High Court of Delhi has fixed a hearing date for the application on November 9, 2011. The Government also filed an application in the High Court of Delhi to set aside the ruling made in the award relating to the valuation report and our right to purchase the Government of India’s shares at 75.0% of the valuation. The High Court of Delhi has kept the Government of India’s application in abeyance until our application has been determined. This application is listed for final hearing on August 6, 2012. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO— Call Option Over Shares in BALCO.”

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

In addition to the civil proceedings, SEBI also initiated criminal proceedings before the Court of the Metropolitan Magistrate, Mumbai, against us, our present Non-Executive Chairman, Mr. Anil Agarwal and Mr. Tarun Jain, one of our directors until March 31, 2009, and the chief financial officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings. The proceedings before the Court of the Metropolitan Magistrate, Mumbai is currently pending and is scheduled for hearing on July 17, 2012. The petition filed by us before the High Court of Bombay is also pending with the next date of hearing yet to be fixed. If we and the individuals named in the criminal proceedings do not prevail before the High Court of Bombay and the Court of Metropolitan Magistrate, our business and operations may be materially and adversely affected.

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

We can also be subject to claims challenging our title to our non-mine properties. For example, BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba smelter. On February 6, 2009, the Chhattisgarh High Court held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh challenged this order in an appeal before the division bench of the Chhattisgarh High Court. This appeal was dismissed on February 25, 2010. Consequent to this order, the State Government of Chhattisgarh has decided to issue a formal lease deed to BALCO for the land subject to the requisite approvals. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our operations are subject to extensive governmental, health and safety and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations and financial condition.

Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities. We are currently primarily subject to laws and regulations relating to operations in India, Australia, Namibia and South Africa. Failure to comply with any laws or regulations or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate our facilities, the assessment of administrative, civil or criminal penalties, the imposition of cleanup or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures could have the effect of closing or limiting production from our operations. In addition, a significant number of approvals are required from government authorities for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge.

Further, our ability to mine new areas of land for which we seek mining rights is dependent on our separate acquisition of surface rights. While we expect to obtain additional surface rights, any delay, or inability to obtain or substantial compensation costs incurred in obtaining additional surface rights could have a material adverse effect on our business, operating results and financial condition. In addition, we and HZL are required to comply with the various regulations of the Securities and Exchange Board of India and the relevant stock exchanges, as amended from time to time. Any inability on our or HZL’s part to comply with such regulations may attract regulatory action and imposition of penalties.

The costs, liabilities and requirements associated with complying with existing and future governmental, health and safety and environmental laws and regulations may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. For example, a gas leak at HZL’s sulphuric acid plant in Chanderiya caused the Rajasthan State Pollution Control Board to shut down the entire plant for a period of 12 days in November 2005. Environmental regulations may also subject us to substantial costs and liabilities for the closure of our mines and other facilities.

New legislation or regulations may be adopted in the future that may materially and adversely affect our operations, our cost structure or our customers’ ability to use our products. New legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require us or our customers to change operations significantly or incur increased costs, which could have a material adverse effect on our business, operating results and financial condition.

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

We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Debari, Chanderiya, and Zawar benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings. We also have wind mills located in states such as Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan which are also eligible for tax exemption.

HZL’S zinc ingot melting and casting at Haridwar , silver refinery, zinc ingot melting and casting plant and lead ingot melting and casting plant at Pantnagar was set up in the state of Uttarkhand and is eligible for tax incentives applicable to hilly states. Our copper refinery and copper rod plant at Tuticorin and our first hydrometallurgical zinc smelters at Chanderiya with a capacity of 210,000 tpa, of which one has been awarded the status of export oriented units, under which we are eligible for tax exemptions on raw materials, capital goods procured and finished goods sold until March 31, 2011. New captive power plants will not be eligible for such tax exemptions if the capitalization is effected after March 31, 2012. Captive power plants will continue to have the benefit of any existing tax exemptions after March 31, 2012 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our financial condition or results of operations.

In addition, we are subject to a MAT which sets a minimum amount of tax that must be paid each year based on our book profits. The Finance Act, 2011 has increased the MAT rate from 18.0% to 18.5%, and surcharge has been reduced to 5.0% from 7.5% resulting in an overall increase in the MAT rate from 19.93% to 20.01%, including surcharge, education cess and secondary and higher secondary education cess. The MAT prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

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

Historically, the international commodity prices for copper, zinc and aluminum and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, between March 31, 2010 and March 31, 2011, the average LME prices of copper, aluminum, zinc, and lead increased by 33.1%, 20.8%, 12.9% and 12.8%, respectively. However between March 31, 2011 and March 31, 2012, volatility decreased and the average LME prices of copper, aluminum and lead increased by 4.1%, 2.5% and 1.1%, respectively whereas the average LME prices of zinc decreased by 4.0%. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A decline in the prices we receive for our copper, zinc or aluminum metals and in the market TcRc rate for copper would adversely affect our revenue and results of operations, and a sustained drop would have a material adverse effect on our revenue, results of operations and financial condition.

Our ore reserves are estimates based on a number of assumptions, any changes to which may require us to lower our estimated reserves.

The ore reserves stated in this annual report are estimates and represent the quantity of copper, zinc, lead and bauxite that we believed, as of March 31, 2012, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. As a result, you should not place undue reliance on the reserve data contained in this annual report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our ore reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

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

We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the State Government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located, at a rate of 8.4%, with effect from August 13, 2009 (with the rate being 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (with the rate being 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties we pay are subject to change after August 2012. Any upward revision to the royalty rates being charged currently may adversely affect our profitability.

We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to (a) the sum of (x) 1.9% of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.35% of revenue, effective from January 1, 2012. Our royalties in Zinc International business are 3.0%, 7.0% and 3.5% by Skorpion, BMM and Lisheen respectively.

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

We are a majority-owned and controlled subsidiary of Vedanta. Volcan Investments Limited, or Volcan holds 56.6% of the share capital and 63.2% of the voting rights of Vedanta. Volcan is a holding company, 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave PTC Limited, or Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of Volcan, its direct and indirect shareholders, and their respective associates, or collectively, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” However, we cannot assure you that the relationship agreement will be effective at insulating Vedanta, and in turn we, from being influenced or controlled by the Volcan Parties, which influence or control could have a material adverse effect on the holders of our equity shares and ADSs.

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

Vedanta’s voting control may discourage transactions involving a change of control of us, including transactions in which holders of our equity shares and ADSs might otherwise receive a premium therefore over the then current market prices. Vedanta is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of holders of our equity shares and ADSs and without providing for a purchase of our equity shares or ADSs. Accordingly, our equity shares and ADSs may be worth less than they would be if Vedanta did not maintain voting control over us.

Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of March 31, 2012, Vedanta owned 79.4% of KCM, an integrated copper producer in Zambia, 55.1% of Sesa Goa, 78.8% of MALCO through Twin Star and 16.0% through Welter Trading, an aluminum metals and mining company in India with which we compete, and 70.5% of Vedanta Aluminium through Twin Star, an alumina refining and aluminum smelting business and 58.9% of Cairn India, an oil exploration company based in India. As Vedanta controls KCM, MALCO, Vedanta Aluminium, Sesa Goa, Cairn India and us, it determines the allocation of business opportunities among, as well as strategies and actions of, KCM, MALCO, Vedanta Aluminium, Sesa Goa, Cairn India and us. Vedanta may determine to have KCM, MALCO, Vedanta Aluminium, Sesa Goa or Cairn India, instead of us, pursue business opportunities in the copper, zinc, aluminum or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta group, including guarantees issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees cover obligations aggregating Rs. 66,198 million ($ 1,300.8 million) as of March 31, 2012, the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—Guarantees.”

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

Global market and economic conditions have been unprecedented and challenging and have resulted in tighter credit conditions and recession in most major economies in the last several years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. In the second half of 2008, added concerns fueled by the United States government conservatorship of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, the declared bankruptcy of Lehman Brothers Holdings Inc., the United States government financial assistance to American International Group Inc., Citigroup Inc., Bank of America and other federal government interventions in the United States financial system led to increased market uncertainty and instability in both United States and international capital and credit markets. Further, since late 2009, fears of a sovereign debt crisis developed among investors as a result of the rising government debt levels around the world together with a wave of downgrading of government debt in some European states. Concerns intensified in early 2010 and thereafter, Europe’s finance ministers approved the European Financial Stability Facility (EFSF) in 2010 aimed at ensuring financial stability across Europe. In October 2011 and February 2012, the EU leaders agreed on more measures designed to prevent the collapse of member economies. Further, to restore confidence in Europe, EU leaders also agreed to create a common fiscal union which included the commitment of each participating country to introduce a balanced budget amendment. While sovereign debt has risen substantially in only a few EU countries, it has become a global issue.

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

In fiscal 2012, approximately 56.0% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc and aluminum sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have, a material adverse effect on the demand for the commodities we produce and, as a result, on our financial condition and results of operations.

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

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees or Australian dollars, South African Rand or Namibian Dollar. In addition, in fiscal 2012, approximately 44.0% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee, Australian dollar, South African Rand or Namibian dollar and the US dollar and between the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. Our results of operations could be adversely affected if the US dollar depreciates against the Indian Rupee or Australian dollar or South African Rand or Nambian dollar, or if the Indian Rupee or Australian dollar or South African Rand or Namibian dollar appreciates against the US dollar. We seek to mitigate the impact of short-term movements in currency on our business by hedging most of our near-term exposures. Typically, most of our exposures with a maturity of less than two years are hedged completely. However, large or prolonged movements in exchange rates may have a material adverse effect on our results of operations and financial condition.

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

As of March 31, 2012 we had 3,361,207,534 equity shares outstanding, including 418,419,208 equity shares represented by 104,604,802 ADSs. All our 3,361,207,534 outstanding equity shares are freely tradable on the NSE and BSE Furthermore, Vedanta, through Twin Star and MALCO, continued to have effective control over 1,956,383,435 of our total outstanding equity shares (including equity shares representing ADSs), which represented 58.2% of our outstanding share capital as of March 31, 2012.

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

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2012 is based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2013 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.

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

On April 11, 2002, we acquired, through SOVL, a 26.0% interest in HZL from the Government of India and a further 20.0% interest through an open market offer. On November 12, 2003, we acquired, through SOVL, a further 18.9% interest in HZL following the exercise of a call option granted by the Government of India, taking our interest in HZL to 64.9%. In addition, SOVL has a call option, which became exercisable beginning on April 11, 2007, to acquire the Government of India’s remaining ownership interest in HZL. As per the order of the High Court of Madras dated March 29, 2012, SOVL has been merged into SIIL.

On October 3, 2006, we acquired 100% of Sterlite Energy from Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, for a total consideration of Rs. 4.9 million ($ 0.1 million). Sterlite Energy is our subsidiary through which we are setting up a thermal coal-based 2,400 MW power facility in the State of Orissa.

On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868 million ($ 76.0 million). On October 30, 2009, Sterlite Energy filed its draft red herring prospectus with SEBI for a proposed initial public offering of its equity shares for up to Rs. 51,000 million ($ 1,002.2 million). The permission to proceed with the initial public offering by SEBI lapsed on April 1, 2011.

In June 2007, we completed an initial public offering of our shares in the form of ADSs in the US and our ADSs were listed on the NYSE. Vedanta’s ownership interest, held through its subsidiaries, decreased to 59.9%.

In July 2009, in connection with our follow-on offering of ADS, each representing one equity share of par value Rs. 2, we issued 131,906,011 new equity shares in the form of ADSs, at a price of $ 12.15 per ADS, aggregating approximately $ 1,602.7 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were allotted to our parent company, Twin Star, which is a wholly-owned subsidiary of Vedanta.

In October 2009, we issued $ 500 million aggregate principal amount of 4% Convertible Senior Note, or Convertible Notes. Subject to certain exceptions, the Convertible Notes are convertible, at the option of the holder, into ADSs at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of Convertible Notes, which is equal to a conversion price of approximately $ 23.33 per ADS. The Convertible Notes will mature on October 30, 2014, unless earlier repurchased or redeemed by us or converted.

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;
(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and
(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($ 706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net of refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($ 546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.

On February 3, 2011, our board of directors approved the acquisition of 100% ownership of MPCL for a consideration of Rs. 0.5 million and MIL for a consideration of Rs. 1.3 million. MPCL would be the proposed holding company for all port business and functions and MIL would be the proposed holding company for all the infrastructure business of the company. The acquisition of MPCL and MIL was completed on February 19, 2011 and March 4, 2011 respectively. MPCL has been renamed to Sterlite Ports Limited and it received its new certificate of incorporation on October 5, 2011. MIL has been renamed as Sterlite Infraventures Limited and it received its new certificate of incorporation on January 23, 2012. Subsequent to the change in name of MPCL and MIL, the registered offices of both the companies has been shifted from Mettur, Tamil Nadu to Tuticorin, Tamil Nadu.

On November 28, 2011, THLZBV acquired the entire outstanding share capital of Lakomasko BV for a consideration of $ 37.7 million from VRHL, a wholly owned subsidiary of Vedanta. Consequently, Lakomasko BV became a subsidiary of us. Further THL Zinc Holding Cooperatief U.A. ceased to be a subsidiary of us as it was liquidated with effect from November 29, 2011.

Further, Vedanta Base Metals (Ireland) Limited, Killoran Concentrates Limited, Killoran Lisheen Limited, Azela Limited and Killoran Lisheen Holdings Limited have also ceased to be our subsidiaries as they have been struck off from the Companies’ Registrar Office.

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and a consolidation of various subsidiaries held within Vedanta through a Scheme of Arrangement under Indian law. The Scheme of Arrangement is subject to certain approvals. See “Item 5. Operating and Financial Review and Prospects – Recent Developments - Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

Our equity shares are listed and traded on the NSE and BSE. Our equity shares have been included in S&P CNX Nifty, a diversified index of 50 Indian stocks listed on the NSE, since April 5, 2007 and has been included in BSE Sensex, a diversified index of 30 Indian stocks listed on the BSE, since July 28, 2008. Our ADSs are quoted on the NYSE (NYSE: SLT).

We are a majority-owned and controlled subsidiary of Vedanta, a London listed FTSE 100 diversified global natural resources major. Vedanta produces aluminium, copper, zinc, lead, silver, iron ore, oil and gas and commercial energy. Vedanta has operations in India, Zambia, Namibia, South Africa, Liberia, Ireland, Australia and Sri Lanka and it has a strong pipeline of projects. We and Vedanta share a common management team with a common strategic vision, and we form the core of Vedanta’s operations.

Volcan Investments Limited, or Volcan holds 56.6% of the share capital and 63.2% of the voting rights of Vedanta. Volcan is a holding company, 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.”

Our capital expenditures in fiscal 2010, 2011 and 2012 were Rs. 61,875 million, Rs.50,016 million and Rs. 67,670 million ($ 1,329.7 million) , respectively. See “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements—Capital Expenditures and Commitments” for more information.

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the copper, zinc and aluminum industries contained in this annual report is primarily derived from Brook Hunt & Associates Limited, or Brook Hunt, (a Wood Mackenzie company), Harbor Alumina/Bauxite Intelligence Report and other industry sources.

Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2005-06, 2006-07, 2007-08, 2009-10 and 2010-11), the Central Electricity Authority of India’s General Review (2004-05 to 2011-12), and the Ministry of Power website. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours or kWh.

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

Copper consumption can be divided into three main product groups: copper wire rods, copper products and copper alloy products. The predominant use of copper has been the production of copper wire rods, which accounted for an estimated 55% of total global consumption (i.e. including scrap) and approximately 70% of primary consumption in 2011. Wire rod is consumed in five main wire and cable markets which include general and industrial cable, utility power cable, telecommunication cable, other insulated wire and winding wire.

In the global copper consumer market in 2011, the construction segment accounted for 33% of copper consumption, followed by the electric and electronic products segment (33%) , the industrial machinery and equipment segment (13%), the copper tube segment (13%) and the consumer and general products segment 8%).

The copper industry has three broad categories of producers:

•	miners, which mine the copper ore and produce copper concentrate;

•	custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.

Global Copper Reserves

Global copper reserves were estimated to be, as of December 31, 2011, 690 million tons, according to preliminary estimates by US Geological Survey, Chile, Peru, Australia, Mexico and United States have the majority of copper reserves and collectively account for 64.0% of world reserves.

Refined Copper Consumption

Global refined copper consumption increased from 19.3 million tons globally in 2010 to 19.8 million tons in 2011.

China continued lead in 2011 with an increase of 8.0% as continued strong economic growth underpinned expansion. In particular, spending in the infrastructure spending continued to form the major part of end use demand. However, overall growth in 2011 was 2.6% lower than the overall growth of 11.3% increase in 2010. The lower growth in 2011 as compared to the growth in 2010, reflects increase in growth in North America (3.2%), Middle East (3.6%), Europe (3.2%), Asia (3.0%) and a decrease in rest of Asia (other than China) (4.9%) and Latin America (1.8%).

China was the largest end user of copper in 2011 with a global market share of 39.3%, totalling Asia’s combined market share to 63.3%, followed by Europe (20.0%), North America (9.9%) and Latin America (4.4%). Previously, Europe and North America accounted for over 60% of copper consumption during the 1980s, but strong growth in Asia, led by China and Japan, has since significantly changed global consumption patterns. This trend of Asia’s rising and growing dominance in global copper consumption is expected to continue.

The following table sets forth the regional consumption pattern of refined copper from 2007 to 2011:

	2007		2008		2009		2010		2011
Region	Volume	%	Volume	%	Volume	%	Volume	%	Volume	%
Latin America	864	4.81%	889	4.96%	768	4.43%	903	4.69%	887	4.48%
Rest of Asia(1)	4,415	24.55%	4,294	23.95%	3,868	22.34%	4,391	22.79%	4,174	21.09%
China	4,670	25.97%	5,100	28.45%	6,375	36.81%	7,204	37.39%	7,780	39.31%
Europe	4,787	26.62%	4,482	25.00%	3,536	20.42%	3,861	20.04%	3,986	20.14%
North America	2,307	12.83%	2,188	12.20%	1,780	10.28%	1,899	9.86%	1,959	9.90%
Africa	274	1.52%	296	1.65%	309	1.78%	296	1.54%	280	1.41%
Oceania	148	0.82%	151	0.84%	130	0.75%	131	0.68%	131	0.66%
India	516	2.87%	529	2.95%	552	3.19%	580	3.01%	593	3.00%

Total	17,981	100.00%	17,929	100.00%	17,318	100.00%	19,265	100.00%	19,790	100.00%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source:	Brook Hunt Metals Market Service Report, March 2012

Copper Supply

Global mine production is the principal source of copper, with scrap recycling accounting for only a minor part of the aggregate supplies.

The five largest copper mining countries were Chile (32.6%), China (8.4%), Peru (7.3%), the United States (7.0%) and Australia (5.8%), which together accounted for approximately 61.1% of the total copper mined worldwide for 2011. Less than 50.0% of global copper mine production is integrated, with the remainder of copper concentrate sold in the custom smelting market. The five largest copper mining companies as of March 2012 were Corporación Nacional del Cobre, Chile, or Codelco (10.0%), Freeport-McMoran Copper and Gold Corporation, or Freeport-McMoran (8.0%), BHP Billiton (6.9%), Xstrata AG, or Xstrata (5.2%), and Rio Tinto Alcan Limited, or Rio Tinto (4.2%).

The major smelting locations include China (27.7%), Chile (10.0%), Japan (8.5%), Russia (5.0%) and India (4.3%), which together accounted for 55.67% of global production and thus are major importers of copper concentrate in 2011. The five largest copper smelting companies as at March 31, 2012 were Codelco (6.2%), Xstrata(4.5%), Jiangxi Copper Corporation, or Jiangxi Company (4.3%), The Aurubis Group, or Aurubis (4.4%) and Nippon Mining and Metals Co. Limited (3.7%).

The five largest refined copper producing countries were China (26.4%), Chile (15.8%), Japan (6.8%), the United States (5.1%) and Russia (4.6%), which together accounted for about 58.67% of the total copper produced worldwide in 2011. The five largest copper refining companies as of March 31, 2012 were Codelco (8.5%), Aurubis (5.5%), Freeport-McMoran (5.1%), Jiangxi Copper (4.7%) and Xstrata (3.2%).

Global refined copper production increased from 19.0 million tons in 2010 to 19.7 million tons in 2011, an increase of 0.69%.

The following table sets forth the regional production pattern of refined copper from 2007 to 2011:

	Year Ended December 31,
	2007		2008		2009		2010		2011
Region	Volume	%	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Latin America	3,956	21.95%	4,064	22.26%	4,197	22.93%	4,135	21.75%	4,178	21.21%
Rest of Asia(1)	3,530	19.58%	3,421	18.73%	3,221	17.60%	3,350	17.62%	3,210	16.30%
China	3,519	19.52%	3,795	20.78%	4,109	22.45%	4,566	24.02%	5,197	26.38%
Europe	3,427	19.01%	3,490	19.11%	3,380	18.46%	3,596	18.92%	3,687	18.72%
North America	1,792	9.94%	1,710	9.36%	1,496	8.17%	1,405	7.39%	1,280	6.50%
Africa	648	3.60%	608	3.33%	742	4.05%	883	4.65%	971	4.93%
Oceania	444	2.46%	501	2.74%	449	2.45%	427	2.25%	500	2.54%
India	709	3.93%	672	3.68%	712	3.89%	647	3.40%	674	3.42%

Total	18,025	100.00%	18,261	100.00%	18,306	100.00%	19,009	100.00%	19,697	100.00%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source:	Brook Hunt Metals Market Service Report, March 2012

Pricing

Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. The significant price increase in 2006 resulted from healthy demand growth and supply and due to limited ore availability and labor disruptions at several large mines. Large volumes of copper was imported into China due to increased domestic consumption in 2007. This reduced international inventories and resulted in the price increasing to above $ 7,000 per ton for most of the second and third quarters of 2007. The same trend continued in the first nine months of 2008, but in the fourth quarter of 2008 the price fell below $ 4,000 per ton mainly due to the turmoil in the financial markets and the subseuquent fall in global demand. Copper prices on the LME increased consistently during the second half of 2009 and increased to an average of around $ 8,800 per ton by 2011.

The following table sets forth the movement in copper prices from 2001 to 2011:

	Year Ended December 31,
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	($ per ton, except percentages)
LME Cash Price($)	1,577	1,557	1,779	2,868	3,683	6,729	7,124	6,951	5,163	7,536	8,810
% Change	(13.1)	(1.3)	14.3	61.2	28.4	82.7	5.9	(2.4)	(25.7)	46.0	16.9

Source: Brook Hunt Metals Market Service Report, March 2012

The LME copper cash price was $ 8,457 per ton as of March 31, 2012.

For custom smelters, TcRc rates have a significant impact on profitability as prices for copper concentrate are equal to the LME price net of TcRc and prices of finished copper products are equal to the LME price plus a premium. A significant proportion of concentrates are sold under frame contracts and TcRc are negotiated annually. The main conditions of the contract which are subject to negotiation are the TcRcs that are expressed in US dollars per dry ton of concentrate or Tc (treatment charge) and in cents per pound of payable copper or Rc (refining charge) and, until the end of 2006 (under long-term contracts) included price participation. The TcRc rates are influenced by the demand-supply situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.

With another year of high prices combined with a marked deficit in copper concentrate in 2010, substantial portion of profits was distributed to the miners. Since 2006, TcRc have fallen significantly, reflecting ongoing tightening in the physical concentrate demand/supply balance. Traditionally, the benchmark copper concentrate TcRc (excluding price participation, if any) is based on the annual negotiations between the Japanese smelters and BHP Billiton. However, in 2010, the benchmark was set by negotiations between Freeport-McMoran and Sumitomo Metal Mining, which settled at $ 46.5 per ton and $ 0.0465 per pound, an increase from the $ 45.0 per ton and $ 0.045 per pound terms agreed for 2008, but a decrease from the $ 75.0 per ton and $ 0.075 per pound terms agreed for 2009. In fiscal 2012, annual negotiation and multiple settlements have been agreed for contracts with a range of $ 60 to $ 65 per ton and 6 to 6.5 cents per lb compared to a single benchmark level. The range of settlements represent a modest increase on the 2011 benchmark of $ 56 per ton and 5.6 cents per lb.

The following table sets forth the movement in copper TcRc from 1998 to 2011:

Spot TC/RCs (Mines to Traders) 1998-2011 (in nominal US$)

Spot TC/RCs	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Jan	17.9	8.2	12.3	15.1	11.5	5.1	4.6	34.6	33.1	12.8	11.8	18.2	2.6	14.1
Feb	16.7	6.4	14.1	17.4	11.5	5.1	2.6	38.5	29.5	10.3	2.3	16.7	1.3	14.1
Mar	15.4	6.4	16.2	17.4	10.5	4.4	0.0	46.2	24.4	10.8	0.0	11.5	0.5	29.5
Apr	12.8	6.4	17.7	17.7	10.0	4.4	0.0	44.9	19.2	5.1	3.8	7.7	1.3	28.2
May	12.8	9.0	21.0	16.9	10.0	2.6	5.1	43.6	7.2	5.1	3.8	8.5	1.3	21.3
Jun	11.5	6.4	20.3	16.2	8.2	3.8	13.6	34.6	11.5	5.6	2.3	6.4	0.0	19.2
Jul	11.5	8.2	19.2	16.2	6.9	3.1	16.7	30.8	14.1	0.5	2.6	4.4	3.3	15.9
Aug	11.5	7.9	16.7	14.9	6.4	3.1	22.6	32.1	9.0	1.3	4.1	3.3	3.8	12.3
Sep	10.3	10.3	16.7	14.1	5.6	3.6	27.0	32.1	7.7	5.1	9.0	4.6	11.5	12.3
Oct	9.0	10.0	13.8	15.1	4.6	4.6	27.0	38.5	9.0	7.2	10.8	1.4	20.0	9.0
Nov	9.0	10.3	14.6	15.4	5.1	3.1	28.2	38.5	15.4	10.3	17.9	3.3	20.0	5.1
Dec	8.2	11.5	13.6	15.4	5.1	3.9	28.2	38.5	15.4	12.8	19.3	3.1	20.0	8.2

Ave	12.2	8.4	16.3	16.0	8.0	3.9	14.6	37.7	16.3	7.2	7.3	7.4	7.1	15.8

Source: Brook Hunt, a Wood Mackenzie Company

Note:

Source: Brook Hunt Copper Metal Service Report.

Indian Copper Market

Background

The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan Copper Limited, or HCL, which was the only producer in India until 1995 and has transformed significantly with our entry and the entry of Birla Copper, now owned by Hindalco. The Indian industry can be classified into two broad categories—manufacturers of refined copper (copper cathodes) and manufacturers of copper products. Of the three manufacturers of refined copper, HCL is the only primary producer, which mines and refines copper. Hindalco Industries Limited, or Hindalco, and Sterlite process primarily imported copper concentrate to produce end products such as copper bars, rods and wires.

The Indian copper industry opened to private sector investment in 1992. Prior to 1992, the industry was dominated by HCL, a public sector undertaking, or PSU, owned by the Government of India. HCL was incorporated in November 1967 with the objectives of carrying out mining operations and producing copper and related products. We are one of the two custom copper smelters in India with a primary market share of 46.5% in fiscal 2012, according to the International Copper Promotion Council, India, or ICPCI.

Consumption Pattern

Consumption in the Indian primary copper market increased from 580,000 ton in 2010 to 593,000 ton in 2011. However the share for refined copper from HCL, Hindalco and us, has decreased due to rising imports of refined copper and copper scrap. In addition, the demand for copper in India is expected to grow from 614,000 tons in 2012 to 1.91 million tons in 2025, representing a Compounded Annual Growth Rate (“CAGR”) of 9.1%. This compares to world demand for copper, which Brook Hunt estimates will grow from 20.5 million tons in 2012 to 32.1 million tons in 2020, representing a CAGR of 3. 5%.

India’s manufacturing sector has shown resilience to increasing interest rates and inflation. Growth has been modest due to cautious investment and expansions on account of tight monetary policies. The overall Indian copper consumption grew by approximately 3.0% in fiscal 2012. The year began with a 6.0% annualized growth in the first quarter. However, consumption dipped in the second quarter on account of rising LME prices and increased use of scrap and secondary metal.

Pricing and Tariff

Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. The following table sets out the customs duties that were applicable on copper for the period indicated:

	22 January 2007 to 28 April 2008	29 April 2008 to 02 January 2009	03 January 2009 to February 27, 2011	February 28, 2011 to present
Copper	5%	5%	5%	5%
Copper concentrate	2%	2%	2%	2.5%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable, which has been further increased to 3.0% of the total customs duty payable effective as of March 1, 2007.

On February 28, 2011, the Government of India announced the increase of import duty on copper concentrate from 2.0% to 2.5%.

Market Outlook

Global Copper Outlook

The developing Asian market is expected to drive copper consumption growth. The countries from Asia that are contributing to this growth are primarily China and India. Global refined consumption of copper is expected to increase from 19.8 million tons in 2011 to 20.5 million tons in 2012, an increase of 0.7%. Asia is expected to contribute 64.5% of this incremental growth.

The mine production is expected to rise by 9.0% in 2012 Year on Year (“YoY”), mainly due to an increase in investments in Africa (20.4% in 2012 YoY) and Latin America (11.8% in 2012 YoY). However, the long term view on the availability of concentrates remains subdued since the mining projects are taking longer to implement due to depleting resources of copper. Existing mining projects are experiencing problems such as power shortage, depleting ore grades and labor issues. Global copper concentrate demand is expected to exceed mine production and is expected to be stable in 2012.

Global copper smelter production capacity is expected to increase by 8.54% in 2012 YoY with a production of 16.8 million tons, and by 7.9% and 4.9% for the years 2013 and 2014 at a production of 18.2 million tons and 19.1 million tons, respectively.

One possible catalyst for any meaningful recovery in long-term TcRcs will be a rationalization, or at least restructuring, of the custom smelting industry and a likely substantial increase in global copper concentrate production. Until then, TcRcs are likely to remain well below their previous long-term average.

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

The Government of India’s 11th Plan expects domestic demand for refined copper to grow at about 6.0% per annum while production of refined copper is expected to increase by 15.0% per annum. The five major industries that consume 82.0% of the copper in India are electrical, telecom, engineering, construction and transport. Copper consuming sectors have been recognised by the Government of India as key infrastructure sectors to sustain the growth of the Indian economy. For example, under the projections of investment in infrastructure during the 11th Plan, the power, telecom and railway industries are expected to attract 30.4%, 13.2% and 12.7%, respectively, of the total projected investment in infrastructure of $ 581.68 billion during the 11th Plan. The power industry has seen a CAGR of 5.1% from fiscal 2003 to fiscal 2007 and has a target growth rate of 9% for fiscal 2008 to fiscal 2012 according to the Indian Ministry of Power. This is in conjunction with the program of providing electricity to 80,000 Indian villages by 2012, with India’s power capacity targeted to double to 200,000 megawatts by 2012. According to the Ministry of Railways, the railway industry has seen average annual growth of over 7% in both freight and passenger traffic from fiscal 2002 to fiscal 2007. The Ministry of Heavy Industries & Public Enterprises calculated that production in the automotive industry has grown 16% with exports having grown at a CAGR of 30% per year for fiscal 2002 to fiscal 2006 and identified investment of Rs.110-120 billion per annum as required for the automotive industry to reach its growth potential during the 11th Plan period.

India’s per capita copper consumption was less than 0.5 kilograms in 2009. This has increased to 0.59 kilograms in 2011 as compared to that of China which had approximately 5 kilograms and North America of 7.5 kilograms. If India’s per capita copper consumption moves towards the per capita copper consumption levels in the rest of the world, we believe that India’s copper market has the potential for significant growth.

Zinc

Global Zinc Market

Background

Zinc is the fourth most common metal in the world, trailing only iron, aluminum and copper in worldwide annual production.

The principal use for zinc in the world is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounted for approximately 57.0% of world consumption of zinc in 2011. The main end-use industries for galvanized steel products are the automobile manufacturing, domestic appliance manufacturing and construction industries, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include die-casting alloys (12.0%), brass semis, alloys and castings (11.0%), oxides and chemicals (8.0%) and semi-manufactured products (8.0%). Alloys are principally used in vehicles and building hardware.

The zinc industry has three broad categories of producers:

•	miners, which mine the lead-zinc ore and produce zinc concentrate for sale to smelters, and usually receive payment for 85.0% of the zinc contained in the concentrate less a Tc;

•	smelters, which purchase concentrate and sell refined metal, with some smelters also having some integrated production downstream; and

•	integrated producers, which are involved in both the mining and smelting of zinc.

Most integrated producers are only partially integrated and therefore need to either buy or sell some concentrate. Only approximately one-third of total western world zinc production can be attributed to integrated producers.

Global Zinc Reserves

Global zinc reserves were estimated to be, as of December 31, 2011, 250 million tons, according to preliminary estimates by US Geological Survey. Australia, China, Peru, Kazakhstan and Mexico collectively account for 60.0% of world reserves.

The following table sets for the world zinc reserves:

Reserves (in million tons)
Australia	56
China	43
Peru	19
Kazakhstan	12
Mexico	17
United States	12
India	12
Bolivia	5
Canada	4
Ireland	2
Other countries	68
World Total (rounded)	250

Zinc Consumption

Global zinc consumption grew by 7.6% in 2011. Zinc consumption increased from 11.7 million tons in 2010 to 12.6 million tons in 2011 according to Brook Hunt Zinc Metal Market Service Long Term Outlook, March 2012. The ongoing process of urbanization and industrialization, especially in the developing economies of China and India has contributed to this growth. US and Europe recovered to post strong growth in 2011.

In both absolute and percentage terms, galvanizing is forecast to be the fastest growing end use with the principal applications being found in the construction and automotive industries. By 2020, it is expected to account for 55.0% of global zinc usage.

China, Europe and North America together accounted for approximately 70.0% of global zinc consumption in 2010. With a CAGR of 10.0% and 7.0% between 2007 and 2011, China and India respectively have been the fastest growing zinc markets in the world. These two countries are expected to lead future growth as well.

The following table sets forth the regional consumption pattern of refined zinc from 2007 to 2011:

	Year Ended December 31,
	2007		2008		2009		2010		2011
Region	Volume	%	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	2,831	25	2,581	23	1,921	19	2,290	20	2,451	19
China	3,531	31	3,795	34	4,100	40	4,705	40	5,257	42
India	469	4	479	4	495	5	561	5	597	5
Rest of Asia(1)	2,173	19	2,075	19	1,694	17	2,057	18	2,124	17
North America	1,276	11	1,131	10	1,021	10	1,074	9	1,146	9
Latin America	674	6	671	6	535	5	604	5	633	5
Oceania	285	2	284	2	217	2	223	2	226	2
Africa	198	2	180	2	153	2	165	1	173	1
Total	11,437	100.0	11,196	100.0	10,136	100	11,679	100	12,607	100

Note:

(1)	Rest of Asia is Asia excluding China and India and includes Middle East

Source:	Brook Hunt Zinc Metals Market Service Long Term Outlook, March 2011

Zinc Supply

There are zinc mining operations in approximately 40 countries. The six largest zinc mining countries are China (33.7%), Australia (11.6%), Peru (9.3%), India (5.8%), USA (5.9%) and Canada (5.1%) which together accounted for more than 70.0% of total zinc mined worldwide in 2011. India accounted for about 5.8% of the global mine output in 2011. Mine production has fallen in North America in the last few years as a result of mine closures, which has resulted principally from reserve exhaustion and also from economic pressures. China and India, on the other hand, have expanded their mine output to more than offset this decrease. The five largest zinc mining companies in 2011 were Xstrata (8.2%), Hindustan Zinc (5.8%), Teck Resources Limited (5.1%), China Minmetals Corp (4.9%) and Glencore International AG (2.9%).

Australia and Peru are the largest concentrate exporters. Much of this is supplied through traders rather than sold directly to smelters. The largest concentrate importing region is Europe, followed by China, the Korea Republic and Japan. The main custom smelters are located in these regions.

Zinc smelting is less geographically concentrated than zinc mining. With a production of 5.2 million tons of zinc in 2011, China is the largest single zinc-producing country in the world. The other major zinc producing countries and regions include Western Europe and North America, which along with China accounts for approximately 60% of total global zinc production. The three largest zinc producing companies in 2011 were Nyrstar NV, or Nyrstar (8.6%), Korea Zinc Company Limited (8.1%) and HZL (5.8%), which together accounted for about 22.0% of the total zinc produced worldwide in 2011.

The following table sets forth the regional production pattern of refined zinc from 2007 to 2011:

	Year Ended December 31,
	2007		2008		2009		2010		2011
Region	Volume	%	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Europe	2,474	22.2	2,444	21.3	2,023	18.1	2,339	18.4	2,414	18.4
China	3,717	33.3	3,905	34.0	5,246	38.0	5,099	40.1	5,224	39.7
India	444	4.0	595	5.2	646	5.8	727	5.7	819	6.2
Rest of Asia(1)	1,893	17.0	1,973	17.2	1,814	16.2	1,971	15.5	2,004	15.2
North America	1,057	9.5	1,020	8.9	888	8.0	936	7.4	909	6.9
Latin America	778	7.0	785	6.8	752	6.7	866	6.8	969	7.4
Australia	501	4.5	498	4.3	525	4.7	499	3.9	519	3.9
Africa	287	2.6	268	2.3	279	2.5	275	2.2	287	2.2
Total	11,151	100.0	11,487	100.0	11,174	100.0	12,712	100	13,144	100

Note:

(1)	Rest of Asia is Asia excluding China and India and includes Middle East.

Source:	Brook Hunt Zinc Metals Market Service Long Term Outlook, March 2012.

Pricing

Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. A surge of large mine start-ups in the period from 1999 to 2000 led to substantial global zinc supply surpluses and a build-up of commercial stocks from 2002 to 2003. As a result, the refined zinc price slumped, reaching a low of $ 779 per ton in 2002. The most vulnerable mines closed down during this period. However, China’s consumption growth increased rapidly and in 2004, refined zinc consumption surpassed production. With strong consumption growth and rapidly falling commercial stocks, zinc prices appreciated strongly in 2004 and 2005. A fundamentally strong market in 2006, also fueled by speculation as base metals, including zinc, were increasingly traded like financial instruments, saw a market deficit of 659,000 tons and prices reaching a peak of $ 4,620 per ton in November 2006.

Zinc prices declined in 2007 and continued to decline during 2008 as the metal market remained in surplus throughout 2008. The LME cash price for zinc in October 2008 averaged $ 1,301 per ton, an approximate 70.0% decline in value from its peak reached in 2006. A wave of zinc mine closings and cutbacks (particularly in Australia, Canada, and the United States) began in mid-2008 as prices began to fall below operating costs, and a few smelters announced production cutbacks towards the end of the year in order to prevent an accumulation of stocks. Mines in New York and Tennessee closed in 2008 because of low zinc prices.

Towards the later part of 2009, prices began to increase continuously. This increase was fuelled by expectations and improved industry performance. In 2010, the average price of zinc on the LME was up by 30.0% to $ 2,157, as compared to $ 1,659 in 2009. This increase was principally driven by keen investors’ interest in the metal coupled with strong demand. In 2011, the average price of zinc on the LME increased from $ 2,157 to $ 2,190 representing a 1.5% increase.

The following table sets forth the movement in zinc prices from 2001 to 2011:

	Year Ended December 31,
Zinc	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	($ per ton, except percentages)
LME Cash Price	$886	$778	$828	$1,048	$1,381	$3,272	$3,248	$1,870	$1,659	$2,157	$2,190
% Change	(21.4)	(12.2)	6.4	26.5	31.8	136.9	(0.7)	(42.4)	(11.3)	30.1	1.5

Source: Brook Hunt Zinc Metals Market Service Long Term Outlook- March 2012

Indian Zinc Market

Background

The Indian zinc industry has only two producers. The leading producer is our majority-owned subsidiary, HZL, which had an 82.0% market share in India in fiscal 2012, according to the India Lead Zinc Development Association, or ILZDA, HZL has a refining capacity of 879,000 tpa. The other producer is Binani Zinc Limited, or Binani Zinc, with a 6% market share which has a refining capacity of 38,000 tpa with the balance being served by imports.

Consumption Pattern

Consumption of refined zinc in India reached 597 kilo tons during 2011. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 75.0% of total consumption. Galvanization is primarily used for tube, sheet and structural products. The other significant end-user of zinc in India is the alloys sector. This contrasts with western world consumption trends, where galvanizing, although still the most common use of zinc, is relatively less important and increased demand has been seen for die-casting alloys. With expected infrastructure development such as roads, irrigation, construction, oil and gas and ports, there is expected to be increased demand for steel, thus providing significant opportunities for zinc in India.

Pricing and Tariff

Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal.

The following table sets out the customs duties that were applicable on zinc for the periods indicated:

	January 22, 2007 to April 28, 2008	April 29, 2008 to January 2, 2009	January 3, 2009 to present
Zinc	5%	0%	5%

In addition, the Finance Act (2 of 2004) of India levies an additional surcharge at the rate of 3.0% of the total customs duty payable, which is an increase from 2.0% prior to March 1, 2007.

Market Outlook

Global Zinc Outlook

According to Brook Hunt, as a consequence of the stabilization and improvement in global economic growth, zinc consumption is forecast to grow at a robust pace in the near term with an increasing growth rate of 5.0% in 2012 and 2013 increasing global consumption to 13.9 million tons in 2012. For the period from 2012 to 2025, consumption growth is forecast to grow at an average of 3.7% per annum. As a result of these growth rates, global zinc consumption is forecast to reach 17.8 million tons in 2020, an increase of 6 million tons from 2010.

Indian Zinc Outlook

The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanizing and zinc alloys for the construction segment. Indian Zinc demand is expected to grow in the next few years based on a positive gross domestic product forecast. The key components for growth are the ongoing and upcoming infrastructure projects, telecom and power projects and automobile sector. By the end of the Eleventh Five Year Plan (2007-2012), power capacity is expected to have an addition of 54,000 MW. The National Highway Authority of India and the Ministry of Road, together have awarded 62 projects in 2012. A total of $ 500 billion was approved by the Government of India as part of the current five year plan across power, telecom, roads, ports, aviation and other growth sectors. This investment is envisaged to double in the Twelfth Five Year Plan (2012-2017).

Aluminum

Global Aluminum Market

Background

Aluminum is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses.

The importance of different sectors in aluminum demand varies significantly between developed and developing nations. In mature economies, transport plays a more important role in aluminium demand than construction. In 2011, the four largest sectors of end-uses for aluminium were transport (23.0%), packaging (12.0%), construction (27.0%) and electrical (14.0%).

The raw material from which aluminum is produced is bauxite, which is a very common mineral found mainly in tropical regions. It normally occurs close to the surface and can be mined by open-pit methods. The bauxite is refined into alumina. Typically, bauxite ranges from 35.0% to 60.0% contained alumina. There are several different types of bauxite, and alumina refineries are usually designed to treat a specific type. The majority of alumina refineries are therefore integrated with mines.

Aluminum Consumption

World primary aluminum consumption increased from 35.4 million tons in 2009 to 44.7 million tons in 2011, an increase of 9.3%. The growth was primarily due to increased demand in China, which between 2008 and 2011 saw demand increasing at a CAGR of 15.2%, compared to a 0.5% for the rest of the world demand (excluding China). The CAGR in demand in each of Europe and North America between 2008 and 2011 was (1.7)% and (3.3)%, respectively, which reflected the impact of a slowing economy in these regions.

Brookhunt has forecast global primary aluminum consumption in 2012 to be 47.4 million mt, 2.7 million mt higher than 2011.

The following table sets forth the regional consumption of primary aluminum from 2007 to 2011:

	Year ended December 31
	2007		2008		2009		2010		2011
	Volume	%	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentage)
China	12,347	32.4%	12,560	33.4%	13,879	39.2%	16,519	40.4%	19,222	43.0%
Europe	9,116	23.9%	8,856	23.5%	7,154	20.2%	7,992	19.5%	8,420	18.8%
North America	6,721	17.6%	6,073	16.1%	4,724	13.4%	5,285	12.9%	5,492	12.3%
Rest of Asia (1)	6,308	16.5%	6,264	16.6%	5,704	16.1%	6,553	16.0%	6,704	15.0%
Latin America	1,525	4.0%	1,694	4.5%	1,587	4.5%	1,829	4.5%	1,996	4.5%
India	1,207	3.2%	1,284	3.4%	1,478	4.2%	1,715	4.2%	1,839	4.1%
Africa	492	1.3%	468	1.2%	424	1.2%	531	1.3%	546	1.2%
Oceania	444	1.2%	461	1.2%	437	1.2%	466	1.1%	459	1.0%
Total	38,160	100.0%	37,660	100.0%	35,387	100.0%	40,890	100.0%	44,678	100.0%

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source Brook Hunt Aluminium Metal Service Report, LTO Q1 2012.

Aluminum Supply

Brook Hunt has forecasted that global aluminum production will grow from 45.6 million mt in 2011 to 52.9 million mt in 2013 with a compounded annual growth rate of 6.7%. Driven by rising LME aluminum prices, global production growth increased steadily since April 2009, due to increase in production in China. LME inventory levels have been at an average of around 4.6 million mt in 2011 and there are indications that inventories are also being accumulated elsewhere. The forward structure of the aluminium price in the LME will continue to favour stock financing, so aluminium demand for investment will compete with aluminium demand for consumption over the remainder of 2012 and 2013.

The following table sets forth the actual and estimated regional production of primary aluminum from 2007 to 2011:

	Year ended December 31
	2007		2008		2009		2010		2011
	Volume	%	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentage)
China	12,588	33.0%	13,600	34.0%	13,500	36.0%	17,300	40.9%	19,200	42.1%
Europe	9,220	24.2%	9,750	24.4%	8,144	21.7%	8,378	19.8%	8,667	19.0%
North America	5,643	14.8%	5,785	14.4%	4,759	12.7%	4,689	11.1%	4,971	10.9%
Rest of Asia(1)	2,763	7.2%	2,936	7.3%	3,220	8.6%	3,977	9.4%	4,793	10.5%
Latin America	2,559	6.7%	2,660	6.6%	2,507	6.7%	2,307	5.5%	2,185	4.8%
Oceania	2,316	6.1%	2,296	5.7%	2,212	5.9%	2,278	5.4%	2,307	5.1%
Africa	1,816	4.8%	1,715	4.3%	1,682	4.5%	1,745	4.1%	1,803	4.0%
India	1,222	3.2%	1,296	3.2%	1,479	3.9%	1,608	3.8%	1,660	3.6%
Total	38,127	100.0%	40,038	100.0%	37,503	100.0%	42,282	100.0%	45,586	100.0%

Note

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Brook Hunt: Metals Market ServiceLTO Q1 2012.

Alumina

Alumina is a key raw material for aluminum production. Generally it takes two tons of alumina to produce one ton of primary aluminum. According to data provided by Harbor Alumina/ Bauxite Intelligence Report , the four largest alumina producing companies in 2011 were ALCOA (17.5%), CHALCO (15.5%), Rio Tinto (9.4%) and UC RUSAL (9.1%) which together accounted for approximately 51.5% of the total alumina produced in 2011.

The following table sets forth the regional production of alumina from 2007 to 2011:

	Year Ended 31 December
	2007		2008		2009		2010		2011
Region	Volume	%	Volume	%	Volume	%	Volume	%	Volume	%
	(thousands of tons, except percentages)
Oceania	18,987	25.62%	19,416	25.03%	19,958	27.09%	19,647	24.25%	19,115	21.75%
Latin America	14,750	19.90%	14,868	19.17%	12,937	17.56%	13,609	16.80%	14,745	16.78%
China	18,544	25.02%	21,785	28.09%	22,895	31.08%	28,071	34.65%	33,430	38.04%
North America	5,303	7.15%	5,277	6.80%	3,540	4.81%	4,446	5.49%	4,823	5.49%
Western Europe	5,554	7.49%	5,118	6.60%	3,501	4.75%	4,005	4.94%	3,981	4.53%
East/Central Europe	5,333	7.20%	5,282	6.81%	4,606	6.25%	5,014	6.19%	5,672	6.45%
Rest of Asia(1)	5,124	6.91%	5,223	6.73%	5,700	7.74%	5,635	6.95%	5,545	6.31%
Africa	526	0.71%	595	0.77%	530	0.72%	596	0.74%	559	0.64%
Total	74,121	100.00%	77,564	100.00%	73,667	100.00%	81,023	100.00%	87,870	100.00%

Note:

(1)	Rest of Asia is Asia excluding China

Source: Harbor Alumina/ Bauxite Intelligence Report, Feb-Mar 2012

The following table sets forth the demand-supply balance for alumina from 2007 to 2011 (estimated):

	Year Ended 31 December
	2007	2008	2009	2010	2011
	(thousands of tons)
Global Alumina Surplus/(Deficit)	(528)	141	1,311	(452)	753

Source: Harbor Alumina/ Bauxite Intelligence Report, Feb-Mar 2012

Bauxite

Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0-3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from US Geological Survey, as reported in January 2012, Guinea has the largest bauxite reserves in the world (26.0%) , followed by Australia (19.0%), Brazil (12.0%), Vietnam (8.0%), Jamaica (7.0%) and India (3.0%).

The table below sets forth the world reserves:

Reserves (million tons):
Guinea	7,400
Australia	6,200
Brazil	3,600
Vietnam	2,100
Jamaica	2,000
India	900
Guyana	850
China	830
Greece	600
Suriname	580
Kazakhstan	160
Venezuela	320
Russia	200
United States	20
Other countries	180
World total (rounded)	29,000

Source: US Geological Survey, Mineral Commodity Summaries, January 2012

Global production of bauxite is expected to reach 220 million tons in 2011, representing a 5.3% increase YoY. Australia, China, Brazil, India and Guinea are the largest bauxite producing countries, representing 82% of world’s total production in 2011.

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

The following table sets forth the movement in aluminum and alumina prices from 2001 to 2011:

	Year Ended December 31,
Aluminum	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	($ per ton, except percentages)
LME Cash Price(1)	$1,444	$1,349	$1,432	$1,716	$1,897	$2,566	$2,639	$2,571	$1667	$2172	$2,395
% Change	(6.8)	(6.6)	6.1	19.9	10.5	35.3	2.8	(2.6)	(35.2)	30.3	10.8
Alumina
Spot Price(2)	$149	$148	$283	$420	$468	$420	$353	$362	$245	$333	$374
% Change	(47.6)	(0.8)	92.0	48.3	11.3	(10.1)	(16.0)	2.5	(32.2)	35.6	12.6
Alumina/Aluminum %	10.3%	10.9%	`19.8%	24.5%	24.6%	16.4%	13.4%	14.1%	14.7%	15.3%	15.6%

(1)	Source: Brook Hunt LTO Q1 2012

(2)	Source: Bloomberg, Platts, Metal Bulletin; alumina metallurgical grade spot Free on Board, or FOB, average for the year.

The LME aluminum cash price was $ 2,098.5 per ton as of March 31, 2012.

While aluminum prices have risen by 67.0% from 2001 to 2011, alumina prices have risen by more than 151.7% during the same period. Rampant demand in China and the increasing exposure of commodities to fund activity in 2011 resulted in cash LME aluminum prices recording an increase of 10.8%. Alumina prices also recorded an increase of 12.6%.

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

The domestic Indian aluminum industry consists of four primary producers: Hindalco with 37.0%, NALCO with 23.0%, a Government of India enterprise, BALCO with 18.0%, controlled by Sterlite, and Vedanta Aluminium at 22.0% according to Aluminium Association of India or “AAI” in fiscal 2011.

India possesses considerable reserves of bauxite, estimated at 2.3 billion tons. In Orissa, according to Indian industry sources, bauxite reserves are estimated to be 1.3 billion tons, with large reserves in Panchpatmali, Pottangi and Baphalimali. In Andhra Pradesh, there are 0.6 billion tons, with large bauxite concentrations in Saparla and Jarella. At current extraction rates, these two states alone have the equivalent of over 200 years’ of Indian requirements. Even using the more conservative US Geological Survey,reserve estimate, India has reserves equivalent to almost 70 years at current output.

According to the US Geological Survey, India has the sixth largest reserves of bauxite ore in the world, with total recoverable reserves estimated at 900 million tons. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminum producers.

Supply and Demand

There are currently five refineries and five smelters operating in India, owned by four producing companies: 87.0% state-owned NALCO, privately held Hindalco, Vedanta Aluminium and BALCO, which is owned 49.0% by the Indian government and 51.0% by Sterlite.

The aluminum industry in India remains largely self-sufficient. Primary production has kept pace with demand, such that output in 2011 of 1.66 million tons resulted in India being a small net exporter. The majority of aluminium produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates. Primary production has been supplied by a commensurate growth in domestic alumina output. Production in 2011 of 3.5 million tons made India a modest exporter as it supplied alumina into the third party market.

Aluminum consumption in India increased by 7.0% YoY in 2011 backed by strong growth in the electricity, transportation, industrial and infrastructure sectors.

Indian primary aluminum consumption in 2012 is estimated to grow at 9.8% to 2.02 million tons. As the domestic economy continues to grow and demand for exports increases, it is expected to result in the Indian aluminum consumption of primary aluminum being approximately 2.5 million tons by 2014. From 2010 to 2025, Indian aluminum consumption is forecast to grow at an average annual rate of 8.9%, which is expected to result in consumption reaching 6.1 million tons by 2025, making India the world’s second largest aluminum consumer after China.

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

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable, which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007.

Market Outlook

Global Aluminum Outlook

According to Brook Hunt, global capacity is estimated at 52.5 mt per annum in 2011 and required capacity utilisation is expected to be at 74.8 million tons per annum in 2025. Average global demand growth of 4.4% per annum between 2011 and 2025 would result in a need for 13.8 mt of additional production above our base of existing capacity plus projects in our highly probable category. Brook Hunt currently has 47 mt of projects classified as probable or possible from which this production is expected to come.

Global production in 2025 is projected to be 82.5 million tons. Total global primary aluminium consumption is forecast by Brookhunt to grow by 4.74% per annum from 2010 to 2025, bringing global consumption in 2025 to 81.7 million tons, which is twice the current levels. Total global primary aluminium consumption is forecast by Brookhunt to grow by 4.74% per annum from 2010 to 2025, bringing global consumption in 2025 to 81.7 million tons, which is double current levels.

Indian Aluminum Outlook

India is a growing player in the global aluminum industry (forecast to produce 3.5 million tons per annum of aluminum to 2016), given its modest labor cost, proximity to fast growing end markets and its significant bauxite and coal resources, which have been estimated to be 2.3 billion tons and 250 billion tons, respectively. China (16.6 mt/a) and India(7.6 mt/a) are jointly expected to add about 62.0% of global alumina production growth by 2016. This would bring India’s refining capacity to 11.5 million tons by 2015, placing it among the top tier of global producers.

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

According to Brook Hunt, aluminum consumption in India increased by 7.0% YoY in 2011 due to medium growth in the electricity, transportation, industrial and infrastructure sectors.

Over the medium term, there will be fewer policies such as those encouraging purchases of new vehicles, but a number of multi-annual government expenditure plans will underpin demand in the coming years. The power sector, for instance, will continue to support aluminum demand as village electrification plans continue. Infrastructure investment as well as the execution of the final stage of the 11th Five Year Plan (which is from 2007 to 2012) will fuel housing investment in the next three years. While primary aluminum consumption is expected to grow at 10.0% YoY in 2012, the construction sector is estimated to grow at a higher pace. Growing urbanisation, an increasing number of households together with higher employment levels will drive demand for housing. Total primary aluminum consumption in India is expected to be 2.02 million tons in 2012. In the longer term, the consumption of aluminum in India is expected to grow from 1.8 million tons in 2011 to 6.1 million tons in 2025.

Commercial Power Generation Business

Industry Overview

India has experienced shortages in energy and peak power requirements. The current revised capacity addition target for the 11th Plan is 78,700 MW of which 62,734 MW is likely based on the mid-term appraisal of the Planning Commission. As of March 29, 2012, capacity addition achieved over the 11th Plan has been 68.5% of the original target addition or 53,922 MW. The total installed power generation capacity in India was 190,592 MW as of February 29, 2012. According to the CEA Monthly Review published in February 2012, the total energy deficit and peak power deficit for the period April 2011 to January 2012 was approximately 8.1% and 10.6%, respectively.

Installed Capacities

As of February 29, 2012, India’s power system had an installed generation capacity of approximately 190,592 MW. The Central Power Sector Utilities of India, accounted for approximately 30.5% of total power generation capacity as of March 31, 2011, while the various state entities and private sector companies accounted for approximately 44.1% and 25.4%, respectively.

MW	Central	State	Private	Total	Share of total
	(MW)
Thermal	44,317	53,393	27,020	124,730	65.4%
Hydro	8,985	27,338	2,525	38,848	20.4%
Nuclear	4,780	—	—	4,780	2.5%
Renewable Energy Source	—	3,371	18,863	22,234	11.7%
Total	58,082	84,102	48,408	190,592	100.0%

Source: Central Electricity Authority of India.

A significant majority of India’s power requirements are dependent upon thermal coal-fired power plants. According to the Ministry of Coal, the total coal resources of India are 285.8 billion tons as of April 1, 2011, and according to the Energy Information Agency, a statistical agency of the United States government, India has the fifth largest coal reserves in the world as of 2008. The following table sets forth the coal reserves for the Indian states with the largest coal reserves:

Indian states with more than 8 billion tons of coal reserves	Total Coal Reserves
(in billion tons)
Jharkhand	78.9
Orissa	69.1
Chattisgarh	49.3
West Bengal	29.9
Madhya Pradesh	23.1
Andhra Pradesh	22.1
Maharashtra	10.5

Source: Ministry of Coal of the Government of India.

Industry Demand-Supply Overview

The Indian power sector has historically been characterised by energy shortages which have been increasing over the years. The following table sets forth the peak and normative shortages of power in India from 2002 to December 2011:

	Peak				Normative
Period	Demand	Supply	Shortage		Demand	Supply	Shortage
	(MW)	(MW)	(MW)	(%)	(MU)	(MU)	(MU)	(%)
2002-2003	81,492	71,547	9,945	12.2	545,983	497,890	48,093	9
2003-2004	84,574	75,066	9,508	11.2	559,264	519,398	39,866	7
2004-2005	87,906	77,652	10,254	11.7	591,373	548,115	43,258	7
2005-2006	93,255	81,792	11,463	12.3	631,554	578,819	52,735	8
2006-2007	100,715	86,818	13,897	13.8	690,587	624,495	66,092	10
2007-2008	108,866	90,793	18,073	16.6	737,052	664,660	72,392	10
2008-2009	109,809	96,785	13,024	11.9	777,039	691,038	86,001	11
2009-2010	119,166	104,009	15,157	12.7	830,594	746,644	83,950	10
2010-2011	122287	110256	12031	9.8	861,591	788,355	73,236	9
2011-2012*	127724	114233	13491	10.6	775,257	712,694	62,563	8

*	Till December 2011

Source: CEA CEA Annual report 2009-2010 updated by monthly reports for April to March 2011 and April 2011 to January 2012

Regional Demand-Supply Overview

The following table displays the peak and normative power shortages in India for the period from April 2011 to January 2012 across different regions in India:

Region	Energy Requirement	Deficit	Peak Demand	Deficit
	(MU)	(%)	(MW)	(%)
Northern	231,272	(6.5)	40,248	(7.8)
Western	241,214	(11.4)	42,352	(15.1)
Southern	211,457	(7.3)	34,072	(7.6)
Eastern	81,996	(4.7)	14,505	(3.7)
North Eastern	9,318	(9.3)	1,920	(7.2)
All India	775,257	(8.1)	133,097	(10.6)

Source: CEA Monthly Review, February 2012

Future Capacity Additions

The Government of India’s national electricity policy envisages “Power for all by 2012” and per capita availability of power to be increased to over 1,000 units by 2011 to 2012. To achieve this, a total capacity addition of about 100,000 MW will be required during periods of the 10th Plan and 11th Plan . To meet the energy generation requirement of 1,038 billion units and a peak load of 152,746 MW with diversity and a 5.0% spinning reserve, a capacity addition of about 82,500 MW is required during 11th Plan. Based on the 10th Plan’s actual capacity addition of 21,180 MW, a capacity addition of 78,577 MW comprising of 39,865 MW (50.7%) in the central sector, 27,952 MW (35.6%) in state sector and 10,760 MW (13.7%) in private sector was proposed during 11th Plan. The estimate was revised to 62,734 MW comprising of 21,222 MW (33.8%) in the central sector, 21,355 MW (34%) in state sector and 19,797 MW (31.6%) in private sector Out of the 62,734 MW, projects totalling to 53,922 MW (86.0% of the revised proposed capacity) have been installed. The addition in fiscal 2012 has been 19,459 MW. The working group on power has recommended a plan size of about 82,200 MW for the 12th Plan, which would comprise hydro projects totalling about 30,000 MW, thermal projects totalling 42,200 MW and nuclear projects of about 10,000 MW. The revised plan size under the 12th plan is 76,000 MW.

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

In order to accelerate the development of power plants in India, the Government of India has proposed the setting up of nine Ultra Mega Power Projects, or UMPPs. Each project will be 4,000 MW and will use coal as fuel. The Government of India will ensure land and environmental clearances, fuel linkage, offtake agreements and a payment security mechanism to ensure smooth implementation. Each of these projects is expected to be commissioned from 2008 to 2012, nine of which have already been awarded. Tata Power has been awarded the Mundra UMPP in Gujarat and Reliance Power has won three UMPPs, Sasan in Madhya Pradesh, Krishnapatnam in Andhra Pradesh and Tilaiya in Jharkhand. Two additional sites have been identified for power units in Tamil Nadu and Karnataka.

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

In India, transmission sector has grown from a capacity of 52,034 CKM during the 6th plan to 254,536 CKM during the 11th plan ( as of March 31, 2011).

Consumption

Although electricity generation capacity has increased substantially in recent years, the demand for electricity in India still substantially exceeds available generation supply. The following charts show the gap between the total electricity required versus total electricity made available from fiscal 1998 to 2011.

Power: Demand and Supply

*till January 2012

Power: Peak Demand and Supply

Note: * Up-to January.

Source: Ministry of Power of the Government of India. Updated with CEA Annual Report 2009-2010 and Monthly reports for 2010 to January 2012.

The industrial, domestic and agriculture sectors are the main consumers of electrical energy, with the industrial sector consuming 44.0%, domestic consumption of 25.0% and agriculture consuming over 24.0% of total electrical energy in fiscal 2007.

Overall power demand increased at a compound annual growth rate of around 5% in the last decade from 1996 to 1997 to 2007 to 2008. There has been a shift in the demand for electricity from various sectors—the share of the industrial sector has declined steadily, and agricultural consumption, after peaking at 31.0% in 1995 to 1996, declined to 22.0% in 2005 to 2006. On the other hand, domestic household demand witnessed a steady increase from 19.0% in 1995 to 1996 to 24.0% in 2005 to 2006. The following chart shows power consumption by sector in percentage terms in 2009.

Power: Category-wise Consumption

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

Source: Central Electricity Authority of India (Seventeenth Electric Power Survey).

The annual growth in power generation during the 11th five year plan is as under:

Year	Growth in achievement (%)
2007-08	6.3
2008-09	2.7
2009-10	6.6
2010-11	5.56

Source: Ministry of power – generation overview

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

Source: Data compiled from databank.worldbank.org.

India Growth Pattern Over Years

Source: CEA Operation Performance 2010-2011.

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

Source: Central Electricity Regulatory Commission Annual Report 2010-2011

The data includes electricity traded through trading licenses and through power exchanges.

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

Under the Indian Electricity Act, ERCs determine tariffs for the supply of electricity by a generating company (as well as for transmission, wheeling and retail sale of electricity). In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensee or between licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project, that is (i) the memorandum of understanding route, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments); or (ii) the competitive bidding route, where the tariff is market based.

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

In order to meet the increasing demands of the economy, generation capacity in India must increase significantly and sustainably over the coming decades. Large capacity projects have to be developed at the national level to meet the requirements of different States. The development of UMPPs is one of the initiatives taken by the Ministry of Power to meet this objective. Each project is expected to generate a minimum of 4,000 MW and involves an estimated investment of approximately $ 4.0 billion. The projects are expected to substantially reduce power shortages in India.

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

OUR BUSINESS

Overview

We are one of India’s largest non-ferrous metals and mining companies. We are one of the two custom copper smelters in India, with a 46.5% primary market share in India in fiscal 2012, according to ICPCI, the leading and only integrated zinc producer with a 82.0 market share of the Indian zinc market in fiscal 2012, according to the ILZDA, and one of the four primary producers of aluminum with a 18.0% primary market share by production volume in India in fiscal 2012, according to the AAI. In addition to our three primary businesses of copper, zinc and aluminum, we are also developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our primary businesses. We believe our experience in operating and expanding our business in India will allow us to continue to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. Though the world economy appeared to be growing robustly in the early part of the year, a confluence of factors such as the political unrest in Middle East, the Euro-zone crisis and the subsequent downgrading of sovereign credit ratings of various Euro-zone countries, sluggish growth of many industrialised countries including the US, political unrest in Africa and the resultant escalation in crude oil prices lowered the economic growth.

These global events weighed on the economic growth of India, India’s GDP was expected to have grown at 6.9% during the year 2011-2012, second lowest in the last nine years and just above the 6.7% growth recorded in the year 2008-2009. High inflation rates, increase in the policy rates by the Reserve Bank of India, a number of times over the last two years to contain the inflation and a wide fluctuation in foreign exchange rates during the course of last year also impacted the domestic industry. Though economic growth in India could be constrained due to the global economic developments, the domestic market size and India’s demographic advantage is expected to maintain India’s robust economic growth over the long term.

Our copper business is principally one of custom smelting. Our Tuticorin smelter was one of the top 15 custom copper smelters in the world in 2011, and one of the largest in India by production volume in fiscal 2012, according to Brook Hunt. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our operations also include a copper smelter, two copper refineries, three copper rod plants, a sulphuric and a phosphoric acid plant, and two captive power plants at our facility in Tuticorin and Silvassa, as well as a copper rod plant and a precious metal refinery at Fujairah in the United Arab of Emirates or UAE. However, on September 28, 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin and following our application to the Supreme Court of India against the order of the High Court of Madras, the Supreme Court stayed the order until further notice. The Supreme Court in subsequent hearings directed the Tamil Nadu Plant Pollution Control Board, National Environmental Engineering Research Institute and the Central Pollution Control Board to implement certain measures for the improvement of the copper smelter unit at Tuticorin. The copper smelter unit is in the process of complying with such measures and the matter is scheduled for hearing in the fourth week of August, 2012. The stay order granted by the Supreme Court is in effect and the copper smelter plant at Tuticorin continues to operate at rated capacity. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

Our fully-integrated zinc business is owned and operated by HZL, in which we have a 64.9% ownership interest. HZL is India’s leading zinc producer with a 82.0% market share of the Indian zinc market in fiscal 2012, according to the ILZDA. HZL’s Rampura Agucha mine is the largest zinc mine in the world on in terms of contained zinc deposits on a production basis, in 2011 according to Brook Hunt. HZL was the lowest cost tercile in terms of all zinc mining operations worldwide in 2011, the third largest non-integrated producer of zinc worldwide and the largest integrated producer of zinc worldwide based on production volumes, according to Brook Hunt. In addition, HZL’s Chanderiya zinc smelter is the fourth largest smelter on a production basis worldwide, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include four lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants, one silver refinery and five captive power plants at our Chanderiya, Dariba and Zawar facilities in Northwest India, one zinc smelter and a sulphuric acid plant at our Vizag facility in Southeast India and one zinc ingot melting and casting plant at Haridwar, one zinc- ingot melting and casting plant, one lead-ingot melting and casting plant and one silver refinery at Pantnagar in North India.

In addition we have expanded our zinc business. On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($ 706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($ 546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition. The zinc business of Anglo American Plc acquired by us has been categorised as a separate segment “Zinc – International.”

Our aluminum business is primarily owned and operated by BALCO in which we have a 51.0% ownership interest BALCO, one of the four primary producers of aluminum in India, had an 18.0% primary market share by production volume in India in fiscal 2012 according to AAI. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s partially integrated operations include two bauxite mines, two captive power plants, one alumina refinery and one aluminum smelter at our Korba facility in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminum smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminum producer. BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO is working towards obtaining the forest clearance for the second stage of the 211.0 million tons coal block, following the approval received from the Environmental Appraisal Committee in November , 2011. In addition, BALCO is constructing a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh. The first unit of 300 MW is expected to be synchronized by the first quarter of fiscal 2013, and the remaining three units, progressively, by the end of fiscal 2013. BALCO has commenced the setting up of 325,000 aluminum smelter, which is expected to be completed for first metal tapping by the third quarter of fiscal 2013.

In addition, we are expanding our aluminum business through Vedanta Aluminium. We hold a 29.5% non-controlling interest in Vedanta Aluminum, a 70.5% owned subsidiary of Vedanta. Vedanta Aluminium has started with a 1.0 million tpa alumina refinery, which was commissioned in March 2010 and produced 927,516 tons of alumina in fiscal 2012. In addition, Vedanta Aluminium is investing an estimated RS.106,000 million ($ 2,082.9 million) to expand its alumina refining capacity at Lanjigarh to 5.0 million tpa, subject to government approvals, by increasing the capacity of the current alumina refinery from 1.4 million tpa to 2.0 million tpa through debottlenecking, and by constructing a second 3.0 million tpa alumina refinery and an associated 210 MW captive power plant. The MoEF on August 24, 2010 rejected the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation (“OMC”), which is one of the sources of supply of bauxite to Vedanta Aluminium. Against this order of the MoEF, the OMC filed a writ petition in the Supreme Court on October 24, 2010. In the meantime, the MoEF by its order dated July 11, 2011, cancelled the environmental clearance granted to OMC for its Niyamgiri mines. OMC has filed an application in the Supreme Court against this order of the MoEF on August 1, 2011. The next date of hearing for both the writ petition and application filed by the Orissa Mining Corporation has not yet been fixed.

The MoEF has also directed Vedanta Aluminium to maintain status quo on the expansion of its refinery on October 20, 2010. Against this order, Vedanta Aluminium filed a writ petition in the High Court of Orissa and the court dismissed the writ. Vedanta Aluminium made an application to the MoEF to reconsider the grant of the environmental clearance for its alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to Vedanta Aluminium for preparation of the Environment Impact Assessment (“EIA”) report which is required to be submitted to the Orissa Pollution Control Board for public hearing and after incorporation of the response, submit the final EIA report to the MoEF for environment clearance. Vedanta Aluminium submitted the EIA report to the Orissa Pollution Control Board and the public hearing has been kept on hold on the direction of the MoEF. Vedanta Aluminium is pursuing the matter with the state government.

In addition, Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. All nine units of 135 MW have been commissioned. The metal production for fiscal 2012 was 429,723 tons and the net generation of the captive power plant was 6,818 million units. Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda at an estimated cost of Rs. 145,000 million ($ 2,849.3 million) which is scheduled for progressive commissioning by third quarter of 2014. As of March 31, 2012, Vedanta Aluminium had spent Rs. 286,604 million ($ 5,631.8 million) on all projects at Lanjigarh and Jharsuguda.

In respect of our power business, Sterlite Energy is building a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. The first three units of 600 MW are operational. The last unit has already been synchronised in the last quarter of fiscal 2012 and is currently under trial run. In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of Rs. 92,450 million ($ 1,816.7 million). The first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and remaining two units in fiscal 2014. In addition, TSPL also signed a memorandum of understanding with the Government of Punjab in October 2012 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660 MW. In view of the current coal and power tariff, we have decided to drop the expansion plan of the fourth unit. Our commercial power generation business also includes the 274 MW of wind power plants commissioned by HZL and the 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009.

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

Competitive Strengths

We believe that we have the following competitive strengths:

High quality assets and resources making us a low-cost producer

We believe that our business has assets of global size and scale. Our costs of production in our Indian copper, zinc and aluminum businesses are competitive with those of leading metals and mining companies in the world, which we believe is enabled by our high quality assets, operational skills and experience and the integrated nature of our operations. Specifically:

•

Our Tuticorin smelter was one of the top fifteen custom copper smelters worldwide in 2011, and one of the largest in India by production volume in fiscal 2012, according to Brook Hunt. The Tuticorin smelter is currently amongst the lowest quartile cost custom smelters in the world benefiting from economies of scale, low labor cost, and captive power plant. We intend to double the copper custom smelting capacity at Tuticorin to 800 ktpa with an associated 160 MW power plant, which is expected to reduce costs further and strengthen our low cost position.

•

Our Zinc India business’ operations are fully integrated with its own mining and captive power generation capacities. HZL is India’s leading zinc producer with a 82.0% market share of the Indian zinc market in fiscal 2012, according to the ILZDA. Its Rampura Agucha Mine is the world’s largest zinc mine with proved and probable reserves of 69.3 million tons and an annual ore production capacity of 6.15 million tons per annum, as of March 31, 2012. According to Brook Hunt, in 2011, HZL smelters were in the lowest cost tercile of the global cost curve. HZL’s operations and assets comprises high grade zinc and lead deposits, open cast and integrated operations, world class facilities, and extensive infrastructure and captive power generation capacities. There was also an increase in reserves at HZL’s mines to 109.28 million tons as of March 31, 2012 (excluding the reserves at the Skorpion mine, the Lisheen mine and the Black Mountain mine) as a result of further exploration efforts.

•

We expanded our zinc business by acquiring the businesses of Anglo American Plc, in Ireland, Namibia and South Africa. This provides us with a greater presence in Africa and Europe. See “Item 5. Operating and Financial Review and prospects – Recent Developments – Zinc International Acquisition.”

•

Our aluminum business’ operations are fully integrated with respect to their power requirements through their captive power plants. BALCO’s 245,000 tpa Korba aluminum smelter was in the ninth position in terms of all aluminum smelter operations worldwide in 2011, according to Brook Hunt. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. These allocated coal blocks are regarded as non-reserve coal deposits.

•

Our commercial power generation business is well-positioned to capitalise on India’s economic growth, power deficit and large coal reserves. It also has the opportunity to sell power in the spot market in the near future.

As of March 31, 2012, Sterlite Energy had a total capacity of 1,800 MW, which is expected to increase to 4,380 MW by fiscal 2014. The projects under development are strategically located with easy access to fuel and water, and are well connected by railways and roads. In addition, the power projects are in close proximity to power deficit areas, such as the state of Punjab. We believe that we have reduced production and pricing risks with long-term power off-take arrangements with state electricity boards and state owned utilities have also established long term, sustainable relationships with equipment suppliers and contractors who provide key services and support for large power plant projects at competitive costs and terms. We believe that our power business will benefit from the expertise of over 20 years in building and operating power plants. The ability to optimize its assets, improve its operating efficiencies and reduce costs has been and will be critical enablers responsible for the growth of our power generation business. We are seeking to further lower our costs across all our operations. Factors contributing to our success in lowering our costs of production include:

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

Leading non-ferrous metals and mining company in India with a diversified product portfolio

We have substantial market share across the copper, zinc and aluminum metals markets in India. Specifically:

•	we are one of two custom copper smelters in India, with a 46.5% primary market share by sales volume in India in fiscal 2012, according to ICPCI;

•

HZL is India’s only integrated zinc producer and had a 82.0% market share by sales volume in India in zinc market in fiscal 2012, according to ILZDA, HZL’s Rampura Agucha mine is the largest zinc mine in the world on a production basis, in 2011 according to Brook Hunt. HZL was in the lowest cost tercile in terms of all zinc mining operations worldwide in 2011, the third largest non-integrated producer of zinc worldwide and the largest integrated producer of zinc worldwide based on production volumes, according to Brook Hunt;

•	BALCO is one of the four primary producers of aluminum in India and had a 18.0% primary market share by production volume in India in fiscal 2011, according to AAI; and

•

BALCO and Vedanta Aluminium are the second largest primary producer of aluminium in India and had a 40.0% primary market share by sales volume of the Indian aluminum market in fiscal 2012, according to AAI.

According to Brook Hunt, the annual demand for copper, zinc and aluminium in India is expected to grow from 593 kilo tons, 597 kilo tons and 1.7 million tons, in 2011 to 755 kilo tons, 772 kilo tons and 2.7 million tons in 2015, representing a CAGR of 6.0%, 7.0% and 10.0%, respectively. This compared to world demand for copper, zinc and aluminum, which Brook Hunt estimates will grow from 19.8 million tons, 12.6 million tons and 44.7 million tons in 2011 to 27.4 million tons, 17.8 million tons and 71.3 million tons in 2020, respectively.

With our copper, Zinc India, Zinc International, aluminum and power businesses representing 48.9%, 27.0%, 10.0%, 7.5% and 5.9% of our revenue and 10.9%, 75.8%, 8.4% and 1.9 % and 3.0% of our operating income in fiscal 2012, respectively, we believe that we have a diversified product portfolio and intend to further diversify our business through our planned entry into the commercial power generation business.

Ideally positioned to capitalize on India’s growth and resource potential

We believe that our experience operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from factors including:

•

India’s large mineral reserves. According to the Ministry of Mines Annual Report 2010-2011, the total copper ore, lead-zinc ore, and bauxite resources of India are estimated at 1.4 billion tons, 0.5 billion tons, and 3.3 billion tons, respectively. According to the Ministry of Coal, the total coal resources of India are 285.8 billion tons as of April 1, 2011, and according to the Energy Information Agency, a statistical agency of the United States government, India has the fourth largest coal reserves in the world as of 2007 and the total recoverable reserves of coal around in the world are estimated at 909 billion tons. In addition, according to the Investment Commission of India, India’s bauxite reserves are the fourth largest in the world with total recoverable reserves estimated at 2.4 billion tons.

•

India’s economic growth and proximity to other growing economies. India is one of the fastest growing large economies in the world with a real GDP growth of 6.9% in fiscal 2012 and an expected growth GDP of 7.6% in fiscal 2013, according to the Government of India, Budget speech on March 16, 2012. According to the Twelfth Five Year Plan, investment in infrastructure is expected to increase with the private sector contributing toward more than half of this investment. As such, we believe that our focus on the metals and power segments will allow us to directly benefit from demand in India and from the other growing economies in China, Southeast Asia and the Middle East.

•

India’s large and inexpensive labor and talent pools. India has, compared to other industrialized nations, low labor costs as a result of its large and skilled labor pool and the availability of many well-educated professionals.

Strong pipeline of growth projects

We possess a strong portfolio of greenfield and brownfield projects that we intend to pursue:

•

Copper segment: We have Rs. 22,900 million ($ 450.0 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant. The expansion project at Tuticorin has been rescheduled while we await the decision of the court and consent from State

Pollution Control Board is received. The captive power plant project is in progress and the first unit is scheduled for commissioning in the first quarter of fiscal 2013. The funding for these projects are mainly from proceeds of the convertible senior notes issued in fiscal 2010.

•

Zinc segment: HZL has expansion projects aggregating to approximately Rs. 5,020 million ($ 98.6 million) to be spent on the expansion of its existing underground mines at Rampura Agucha and Kayar in the State of Rajasthan. Production from these underground mines is expected to begin in fiscal 2013 and will be gradually enhanced through the continuous development of the mines. These projects are financed from internal sources.

•

Aluminum segment: Our aluminum segment projects are being undertaken both at our subsidiary, BALCO, and by Vedanta Aluminium, a 70.5% owned subsidiary of Vedanta in which we have 29.5% ownership interest:

•

In order to enhance aluminum production capacity to 1.0 million tons, BALCO entered into a MoU with the State Government of Chhattisgarh on August 8, 2007, for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh, at an estimated cost of Rs. 81,000 million ($ 1,591.7 million). BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminum smelter at an estimated cost of Rs. 38,000 million ($ 746.7 million). The first production stream from the 325,000 tpa aluminum smelter is expected for first metal tapping by the third quarter of fiscal 2013. In addition, BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh at an estimated cost of Rs. 46,500 million ($ 913.7 million). The units are expected to be by commissioned progressively, by the end of the last quarter of fiscal 2013. BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO is working towards obtaining the forest clearance for the second stage of the 211 million tons coal block. The estimated cost of developing the coal mine is Rs. 7,150 million ($ 140.5 million).

•

Vedanta Aluminium is setting up another 1,250,000 tpa aluminum smelter in Jharusguda at an estimated cost of Rs. 145,000 million ($ 2,849.3 million) which is scheduled for progressive commissioning by the third quarter of fiscal 2014.

•

Power segment: We have executed our plan to enter the commercial power generation business with Sterlite Energy’s construction of a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa at an estimated cost of Rs. 82,000 million ($ 1,611.3 million). The first three units of 600 MW are operational and the remaining one unit has already been synchronised in the last quarter of fiscal 2012 and is currently under trial run. We have signed a fuel supply agreement with Mahanadi Coal Fields Limited for coal linkage for a total of 9.51 million tons per annum. Coal linkage is a long-term supply contract for the delivery of coal meeting contract specifications.

Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and the remaining two units by fiscal 2014. In addition, TSPL also signed a memorandum of understanding with the Government of Punjab in October 2012 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660 MW. In view of the current coal and power tariff, we have decided to drop the expansion plan of the fourth unit. The project is being undertaken at an estimated cost of Rs. 92,450 million ($ 1,816.7 million).

Experience for entry into commercial power generation business in India

We have been building and managing captive power plants in India since 1997 and as of March 31, 2012, are managing captive power plants and wind power plants with a total power generation capacity of 4,730 MW, including ten thermal coal-based captive power plants with a total power generation capacity of 4,374 MW. In August 2006, our shareholders approved a new strategy for us to enter into the commercial power generation business in India.

Our current power projects include the coal-based commercial power plant at Jharsuguda in the State of Orissa, which will have a capacity of 2,400 MW, (comprising four units of 600 MW each). The first three units of 600 MW are operational and the last unit has already been synchronised in the last quarter of fiscal 2012 and is currently under trial run. Our second power project is for a 1980 MW (comprising three units of 660 MW each) supercritical independent power plant at Talwandi Sabo in the State of Punjab in India. The first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and the remaining two units to be commissioned in fiscal 2014. In addition, TSPL also signed a memorandum of understanding with the Government of Punjab in October 2012 to expand the current capacity of the Talwandi Sabo coal-based thermal power plant by 660 MW. In view of the current coal and power tariff, we have decided to drop the expansion plan of the fourth unit.

We have also expanded our existing wind power generation capacity from the existing 123 MW to 274 MW during fiscal 2011 and fiscal 2012.

Sales of units of power increased from 1,416 million units in fiscal 2010 to 6,730 million units of power in fiscal 2012. The increase in sales was due to our commercial power generation business which increased from Rs. 6,572 million in fiscal 2010 to Rs. 24,333 ($ 478.1) million in fiscal 2012.

The following table sets out selected financial data of our commercial power business for fiscal 2010, 2011 and 2012:

	Year ended 31 March
	2010	2011	2012
	(Rs. million except power sales)
Power Sales (million units)	1,416	2,035	6,730
Revenue	6,572	7,282	24,333
Segment result	4,160	3,354	5,881

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

We acquired our Zinc India business through our acquisition of HZL, our Zinc International business by acquiring the zinc business of Anglo American Plc comprising of a 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia, a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg project, in South Africa and a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland. We acquired our aluminum business through our acquisition of BALCO. We have been successful at increasing production levels from the existing assets by improving operational efficiencies, lowering the costs of production by commissioning captive power plants and growing the businesses through capacity expansions, specifically:

•

increasing HZL’s production from 172,140 tpa of zinc ingots and 214,447 tpa of zinc mined metal content when we acquired HZL in 2002 to 758,716 tpa of zinc ingots and 738,569 tpa of zinc mined metal content in fiscal 2012, representing an increase of 341% and 244%, respectively, by increasing the production of HZL’s three hydrometallurgical zinc smelters, one lead-zinc smelter, four lead-zinc mines; and

•	increasing the production of BALCO’s original aluminium smelter from 89,164 tpa when we acquired management control of BALCO in 2001 to 245,654 tpa in fiscal 2012.

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

•

completing our wind power plants at Gujarat and Karnataka with a total power generation capacity of 123.2 MW between 2007 and July 2008 and at Rajasthan and Karnataka in March 2011 with a total power generation capacity of 48 MW and at Rajasthan, Tamil Nadu, Karnataka, Maharashtra in fiscal 2012 of 103 MW with a total power generation capacity of 274 MW;

•

commissioning a third concentrator at Rampura Agucha in May 2008 and an 80 MW captive power plant at Zawar in December 2008 which has lowered our power generation costs, as we have replaced relatively higher cost purchases from the local SEB with our own power generation facilities;

•	increasing the capacity of HZL’s Debari smelter from 80,000 tpa to 88,000 tpa through a project commissioned in April 2008 to improve operational efficiencies;

•	commissioning a fourth concentrator at the Rampura Agucha mines and a hydrometallurgical zinc smelter with a capacity of 210, 000 tpa at Rajpura Dariba in March 2010;

•	commissioning captive power plants at Dariba with a total power generation capacity of 160 MW in 2011;

•	commissioning a concentrator at Sindhesar Khurd mine of 1.5 mtpa in 2011;

•	commissioning a lead smelter at Dariba of 100,000 tpa in July 2011; and

•	commissioning a new silver refinery at Pantnagar of 350 tpa in December 2011.

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

Continuing focus on asset optimization and reducing the cost of production

According to Brook Hunt, in 2011 HZL smelters were in the lowest cost tercile of the global cost curve, and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

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

•

seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals. For example, silver is a by-product of lead while sulphuric acid is a by-product of zinc and lead;

•

reducing greenhouse gas emissions from our operations through various projects, including for example our recent installation of a back pressure turbine for utilizing waste gases of the roaster plant at one of our zinc smelters at Chanderiya, a project from which we have 22,744 voluntary emission reduction credits from July 1, 2005 until March 30, 2007 and received 15,614 carbon emission reduction credits from March 31, 2007 until February 29, 2008, 28,571 carbon emission reduction credits from March 1, 2008 until May 31, 2009, 19,187 carbon emission reduction credits from June 1, 2009 to March 31, 2010 and 11,329 carbon emission credits from April 1, 2010 to April 30, 2011.

•	Our two wind power projects at Gujarat and Karnataka have also been registered for carbon emission reduction credits, from which we have:

(i)	217,755 voluntary emission reduction credits from Gujarat from March 13, 2007 to January 14, 2009

(ii)	82,560 carbon emission reduction credits for the period from January 15, 2009 to July 24, 2009;

(iii)	84,954 carbon emission reduction credits for the period July 25, 2009 to March 31, 2010; and

(iv)	88,051 carbon emission credits for the period April 1, 2010 to November 30, 2010.

For the wind power project at Karnataka, we have sold:

(i)	46,386 voluntary emission reduction credits for the period December 17, 2007 to January 14, 2009;

(ii)	32,391 carbon emission reduction credits for the period January 15, 2009 to July 31, 2009;

(iii)	27,531 carbon emission reduction credits for the period August 1, 2009 to March 31, 2010;

(iv)	38,477 carbon emission reduction credits for the period April 1, 2010 to November 30, 2010; and

(v)	26,771 carbon emission credits for the period December 1, 2010 to June 3 30, 2011.

Recent successes as a result of these initiatives include:

•	increased zinc production volumes from fiscal 2010 to fiscal 2012;

•	increase in BALCO’s production from 160,665 tpa of rods and 66,706 tpa of rolled products in fiscal 2011 to 167,826 tpa of rods and 69, 157 tpa of rolled products in fiscal 2012;

•	increase in reserves at HZL from 96.73 million tons as of March 31, 2011 to 109.27million tons as of March 31, 2012; and

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

As of March 31, 2012, we had total production capacities of 405,000 tpa of copper cathodes, 879,000 tpa of zinc, 185,000 tpa of lead and 245,000 tpa of aluminum. Our goal is to achieve 1.0 million tpa of total production capacity in each of our base metals through our existing and future expansion projects, while implementing our expansion projects at industry leading benchmark capital costs, within budget and ahead of schedule. We believe we have made significant progress towards achieving this goal, though there can be no assurance that we will be able to achieve such production capacity for each of our businesses. See “- Competitive Strengths—Strong pipeline of growth projects.”

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

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and a consolidation of various subsidiaries held within Vedanta through a Scheme of Arrangement under Indian law.

Under the Scheme of Arrangement, the following steps are proposed to occur:

(i)	Vedanta’s 70.5 per cent shareholding in Vedanta Aluminium will be consolidated into Sesa Goa in consideration for the issue to Vedanta of 72.3 million Sesa Goa shares;

(ii)	Sterlite will be merged into Sesa Goa, which will be renamed Sesa Sterlite, in consideration for the issue to our shareholders (other than MALCO) of three Sesa Goa shares for every five existing shares of our company and the issue to holders of our ADSs of three Sesa Goa ADSs for every five existing ADSs of our company;

(iii)	MALCO’s power business will be hived off to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

(iv)	MALCO will be merged into Sesa Sterlite in consideration for the issue of 78.7 million Sesa Sterlite shares to shareholders of MALCO;

(v)	Sterlite Energy will be merged into Sesa Sterlite;

(vi)	Vedanta Aluminium’s aluminium business will be demerged into Sesa Sterlite; and

(vii)	Vedanta’s 38.8 per cent shareholding in Cairn India, together with debt of approximately $ 5.9 billion incurred by Vedanta to acquire that interest in Cairn India, will be transferred to Sesa Sterlite for nominal consideration.

See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

We own 64.9% of HZL and we intend to acquire from the Government of India a further 29.5% of the shares in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees), which is exercisable so long as the Government of India has not sold its remaining interest pursuant to a public offer. We have exercised the second option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our option to purchase the Government of India’s remaining shares in HZL may be challenged” and “- Options to Increase Interests in HZL and BALCO.” It has been reported in the media that the Government of India is considering asserting a breach of a covenant by us and may seek to exercise a put or call right with respect to shares of HZL. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The Government of India may allege a breach of a covenant and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.”

Basis of Presentation of Ore Reserves

Our reported ore reserves are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers and an audit of the results for the ore reserves of HZL mines by the independent consulting firm of SRK Consulting (UK) Limited, or (“SRK Consulting UK”), and resource and reserve reviews of the Skorpion, BMM and Lisheen mines by CAE Mining Africa (Pty) Limited (“CAE”), Golder Associates Africa (Pty) Ltd (“Golder Associates”), SRK Consulting South Africa (Pty) Limited (“SRK Consulting SA”) and AMC Consultants (UK) Limited (“AMC”). Our reported ore reserves at the Mt. Lyell and BALCO mine are based on our internal estimates. The results are reported in compliance with Industry Guide 7 of the US Securities and Exchange Commission, or the SEC.

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

We retained SRK Consulting UK to conduct independent reviews of our ore reserve estimates (excluding CMT) as of March 31, 2012 at the HZL mines, namely the Rampura Agucha, Rajpura Dariba Sindesar Khurd, Kayar and Zawar mines. SRK Consulting UK visited the HZL mines in 2012 and reviewed the methodology and data used to develop the ore reserve estimates. The geological information at Rampura Agucha, Kayar, Rajpura Dariba and Sindesar Khurd were modeled using conventional computerized models, and the information at Zawar was modeled using paper based sections and partly conventional computerized models. SRK conducted a series of checks at the HZL mines to verify that the resulting estimate of the quantity and quality of ore present was as per the criteria laid down by the Joint Ore Reserve Committee, Australia (“JORC”).

In March 2012, CAE completed a reserve review of Skorpion mine as of December 31, 2011. CAE conducted the review to ensure that the overall approach and methods used for the mineral resources estimation is consistent with the accepted industry standards. CAE reviewed data collection, resource estimation, modeling methodology and suitability of resource estimate, classification and associated reports for reporting under the JORC code.

In January 2012, SRK Consulting SA completed the review of the BMM competent person’s statement of ore reserves and mineral resources compiled by BMM in December 2011. SRK Consulting SA confirmed the reserves as reported by BMM. For purposes of the fiscal 2012 reporting, the reserves at BMM were based on a statement by a competent person of the Company who had determined the balances after adjusting mining depletions and adjustments from the reserve balances as of December 31, 2011. In 2010, Golder Associates reviewed data collection, quality control, geological interpretation, grade estimation and resource classification for BMM. Technical site visits were conducted by Golder Associates in order to review and comment on the compliance of BMM with the JORC code and the South African code of Reporting of Mineral Resources and Mineral Reserves, 2007 (“SAMREC code”).

In April 2011, AMC completed a resource and reserve review of the Lisheen mine. They reviewed data collection, quality control, geological interpretation, grade estimation and resource classification for the mine resource estimate of Lisheen in 2010. They reviewed the methodology used to prepare the Lisheen ore reserve. Their opinion was that the methodology used was in line with practices in similar mining operations and was appropriate for the Lisheen mine. The Lisheen ore reserve has been prepared using accepted industry practice and has been estimated in accordance with the JORC code.

The ore reserves of Mt. Lyell and BALCO were derived from management estimates as of March 31, 2012.

In addition to the ore reserves, we have identified further mineral deposits as either extensions to or in addition to our existing operations that are subject to ongoing exploration and evaluation.

Our Copper Business

Overview

Our copper business is principally one of custom smelting and includes a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provided approximately 8.0% of our copper concentrate requirements in fiscal 2012. We also have a precious metal refinery and a copper rod plant at Fujairah in the UAE that produces copper rods, gold and silver bars, which were commissioned in March 2009 and May 2010, respectively.

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

Principal Products

Copper Cathode

Our copper cathodes are square shaped with purity levels of 99.9% copper. These cathodes meet international quality standards and are registered as LME “A” Grade. The major uses of copper cathodes are in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods. Copper cathodes are also used for making alloys like brass, bronze and alloy steel, with applications in transportation, electrical appliances and machines, defense and construction.

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

Anode Slime

We produce anode slimes from the copper refining process that contain gold and silver which we currently sell to third parties. We will sell the anode slimes to Fujairah Gold FZE once our doré anode plant, which was shifted to our precious metal refinery at Fujairah has been commissioned in June 2012.

Other By-products

Gypsum is a by-product of our copper smelting operations which we sell to third parties.

Our Production Process

Our copper business has a number of elements which are summarized in the following diagram and explained in greater detail below:

Our doré anode plant which was previously located at Tuticorin, has been shifted to the precious metal refinery at Fujairah in UAE. We currently sell the anode slimes produced from the copper refining process to third parties. We will sell the anode slimes to Fujairah Gold FZE, once the doré anode plant has been commissioned at Fujairah in June 2012.

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. Approximately 8.0% of our copper concentrate was sourced from our own mine in Tasmania, Australia in fiscal 2012. All of the copper concentrate used in our operations, whether from our own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to our Tuticorin smelter.

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

Doré Anode Plant

Our doré anode plant which was previously located at Tuticorin was shifted to the precious metal refinery at Fujairah in UAE. It operates as a copper rod plant where roasted anode slime is mixed with soda and borax and fed into a furnace known as the TROF converter. The TROF converter takes care of the smelting, reduction and refining steps in the same furnace, which saves energy when compared to a conventional furnace. After smelting, silver poor slag is poured off from the TROF converter and the doré metal is refined by blowing oxygen into the metal bath. Thereafter, the refined doré metal is cast into doré anodes each weighing 16.5 kilograms. Off-gases are led in a controlled way from the TROF converter into a bag filter and scrubber before being released into the atmosphere.

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

Principal Facilities

Overview

The following map shows the locations of each of our copper mines and production facilities and the reserves or production capacities, as applicable, as of March 31, 2012:

The following map shows the location of our Tuticorin facility in the State of Tamil Nadu:

The following map shows the location of our Silvassa facility in the union territory of Dadra and Nagar Haveli:

The following map shows the location of the Mt. Lyell mine in Tasmania:

Our Copper Mine

The Mt. Lyell mine is located at Queenstown on the west coast of Tasmania, Australia, approximately 164 kilometers south of Burnie and approximately 260 kilometers northeast of Hobart. It comprises an underground copper mine and a copper processing facility and is owned and operated by CMT. Mt. Lyell has well-established infrastructure as mining has been conducted in the area since 1883. The town of Queenstown, originally established to service the mines, continues to provide a range of mining services which are supplemented from Burnie and Hobart. Mt. Lyell is connected by paved public road to Burnie and Hobart. There is a rail connection to the port of Burnie.

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

The Mt. Lyell mining district was first discovered in 1883 and 15 separate ore bodies have been mined over its life. It is estimated that in excess of 100 million tons of ore has been extracted from the district. Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, formerly Gold Mines of Australia, when MLMC entered into voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.2 million tpa in fiscal 2000 to 2.6 million tpa in fiscal 2009 and decreased to 2.1 million tpa in 2012. We acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star in 2000.

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

CMT has an active exploration and evaluation program at Mt. Lyell which involves upgrading mineralized material below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The Western Tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman & Crown, Glen Lyell, Copper Clays and NW Geophysics.

The processing plant is approximately 30 years old and has been partially refurbished following our acquisition with the addition of crushers, a float cell and a regrind mill at the surface. While the condition of the plant is ageing, maintenance is carried out as required to ensure that the process plant remains in safe and efficient condition.

Power at the mine is supplied through electricity supply agreements with Aurora Energy Proprietary Limited and Hydro Tasmania Proprietary Limited to supply approximately 112 Giga Watts at a fixed rate until September 30, 2012. Electricity supply from Aurora Energy Proprietary Limited will be provided at a spot price effective from October 1, 2012. There is plentiful supply of water from mine water and storm water captured on the tailings dam.

The gross value of fixed assets, including capital works-in-progress, was approximately AUD 129.13 million (Rs.6,871 million or $ 134.5 million) as of March 31, 2012.

In fiscal 2012, Mt. Lyell mined and processed 2.06 million tons of ore at a grade of 1.18% copper to produce 92,736 dry metric tons of copper concentrate, which also contained 12,158 ounces of gold and 110,615 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. Based on reserves as of March 31, 2012 and anticipated production, the estimated mine life at Mt. Lyell is approximately three years from April 1, 2012.

The economic cut-off grade is defined using the metal prices of $ 6,609 per metric ton of copper and $ 1,270 per ounce of gold. The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 1.0% copper and have an average grade that exceeds 1.0% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.75% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 1.0% copper. CMT operates on a 1.0% copper operational cut-off grade in practice, preferring to take a higher revenue at the expense of a longer mine life.

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

For fiscal 2012, the metallurgical recovery was 92.68% for copper, 66.53% for gold and 58.39% for silver. For fiscal 2012, the contract mining and milling cost was AUD 4,517 (Rs. 226,030.7 or $ 4,705.2) per ton, administration and environment cost was AUD 767 (Rs. 38,380 or $ 798.9) per ton and transportation cost was AUD 255 (Rs. 12,760 or 265.6) per ton. Correspondingly the TcRc was AUD 302 (Rs. 15.112 or $ 314.6) per ton.

The following table sets out our proven and probable copper reserves as of March 31, 2012. The figures show the split between the ore derived from primary, or in-situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralized material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, we believe that this allowance can be sustained for the forecast life of the reserves.

		Proven Reserve		Probable Reserve		Total Proven and Probable Reserves		Ownership of SIIL	Life
Mine	Source	Quantity	Copper Grade	Quantity	Copper Grade	Quantity	Copper Grade	%	(Years)
		(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mt. Lyell	In-situ ore	2.4	1.39	—	—	2.4	1.39
	Secondary ore	—	—	3.6	1.13	3.6	1.13
	Surface stockpile	0.0	—	—	—	—	—

Total		2.4	1.39	3.6	1.13	6.0	1.23	100	2.4

Additional	information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimate is 0.8%.
(3)	The metallurgical recovery factor for our Mt. Lyell mine is 92.4%. The metallurgical recovery for gold and silver considered is 67.0% and 68.0% respectively.

(4)	The historic three year average commodity price is $ 5.586 per ton and the currency conversion factor that was used to estimate our reserves was US dollar per Australian dollar 0.97.
(5)	The reserve quantities disclosed are for the entire mine.

Our Smelter and Refineries

Overview

The following table sets forth the total capacities as of March 31, 2012 at our Tuticorin and Silvassa facilities:

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

Tuticorin

Our Tuticorin facility, established in 1997, is located approximately 17 kilometers inland from the port of Tuticorin in Tamil Nadu in Southern India. Tuticorin is one of India’s largest copper smelters based on production volume in fiscal 2009. Our Tuticorin facility currently consists of a 405,000 tpa copper smelter, a 205,000 tpa copper refinery, a 96,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant and two captive power plants with capacities of 22.5 MW and 24.0 MW, respectively.

The captive power plants with a total capacity of 31.5 MW, together with a further 11.2 MW generated from the smelter waste heat boiler, meet most of the facility’s power requirements. The 15 MW power generating set has been shifted to HZL for the Pantnagar operations. In fiscal 2012, we operated the captive power plant sparingly and drew power from Sterlite Energy, MALCO, third parties and grid due to cost economies.

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

Fujairah

Fujairah Gold FZE is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located 130 kilometers east of Dubai and is on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 85 tons of silver. Our doré anode plant which was previously located at Tuticorin, has been shifted to the precious metals refinery at Fujairah. Outotec oyj, Finland, the pioneer in providing technology for extraction and refining of precious metals, supplied the technology for the precious metal refinery. Fujairah Gold FZE commissioned a copper rod plant at a cost of $ 12.5 million, with an annual capacity of 100,000 tpa with production having commenced in May 2010 and generated a production of 49,922 metric tonnes of rod in fiscal 2012. Continuus Properzi S.p.A., Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta group and third parties. Currently, the doré anode plant that has been shifted from Tuticorin, is being commissioned for smelting of “anode slime” to “doré anode” which is the raw material for precious metal refinery. The plant is expected to be commissioned in June 2012 and anode slime is to be sourced mainly from SIIL.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for the three years ended March 31, 2012:

		For the Year Ended March 31,
Facility	Product	2010	2011	2012
		(tons)
Tuticorin	Copper anode(1)	333,924	304,964	327,703
	Sulphuric acid(2)	1,036,353	968,760	1,026,471
	Phosphoric acid(2)	205,844	154,232	153,243
	Copper cathode(3)	154,177	141,281	169,448
	Copper rods(3)	55,893	54,006	44,961
Silvassa	Copper cathode(3)	179,997	162,710	156,429
	Copper rods(3)	140,989	133,886	116,460
Total	Copper anode	333,924	304,964	327,703
	Copper cathode	334,174	303,991	325,877
	Copper rods	196,882	187,892	161,421
	Sulphuric acid	1,036,353	968,760	1,026,471
	Phosphoric acid	205,844	154,232	153,243

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

The following table sets out CMT’s copper extraction from the Mt. Lyell mine for the three years ended March 31, 2012:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2010	2011	2012
		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	1,875,969	1,976,177	2,067,407
	Ore grade	1.3%	1.3%	1.18%
	Copper recovery	91.1%	93.2%	92.68%
	Copper concentrate	84,227	91,357	92,736
	Copper in concentrate	23,777	22,929	22,607

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate and power. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. In fiscal 2012, we sourced 92.0% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. In fiscal 2012, we sourced only 8.0% of our copper concentrate requirements from our own mines in Australia. We expect the percentage we purchase from third party suppliers to increase in future periods as the reserves of our Mt. Lyell copper mine are expected to be exhausted by fiscal 2015. We expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.

In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal 2012, we sourced approximately 75.0% of our copper concentrate requirements through long-term agreements.

We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal 2011, we sourced approximately 25.0% of our copper concentrate requirements through spot purchases.

Rock Phosphate

Our rock phosphate is currently sourced primarily from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed on a quarterly and half-yearly basis. These contracts provide for minimum supply quantities with an option to increase if required. We utilize other sources in Egypt to procure additional rock phosphate as required.

Power

During fiscal 2012, our Tuticorin plant primarily sourced its power from Sterlite Energy, MALCO, third parties and from state grid. Power was used sparingly from our Tuticorin plant as the cost generated from its captive power plant that uses fuel oil was higher than the cost incurred to purchase power from MALCO and other third parties. Our Silvassa facility relies on the state power grid for its power requirements.

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

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 27.2%, 34.4% and 39.5% of our copper business revenue in fiscals 2010, 2011 and 2012, respectively. One of our customers, Umicore, accounted for 11.8% and 15.4 % of our copper revenue in fiscal 2011 and 2012 respectively.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscals 2010, 2011 and 2012, exports accounted for approximately 45.7%, 41.3% and 51.3% of the revenue of our copper business, respectively. Our export sales were primarily to China, Japan, the Philippines, Singapore, South Korea, Taiwan, Thailand and various countries in the Middle East. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We are one of the two custom copper smelters in India and had a 46.5% primary market share in India in fiscal 2012, according to ICPCI.

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

Projects and Developments

We have Rs. 22,900 million ($ 450.0 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant. The 400,000 tpa copper smelter expansion project at Tuticorin is being rescheduled while we await the decision of the court and consent from the State Pollution Control Board. We have incurred Rs. 10,990 million ($ 216.0 million) on these projects as of March 31, 2012. The funding for these projects are mainly from the proceeds of the convertible senior notes issued in fiscal 2010.

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include four lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants, one silver refinery and five captive power plants at our Chanderiya, Dariba and Zawar facilities in the State of Rajasthan in Northwest India, one zinc smelter and one sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttrakhand in North India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.

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

•	benefiting from low-cost production available from one of its hydrometallurgical zinc smelters with capacity of 210,000 tpa at Rajpura Dariba smelting complex, which was commissioned in March 2010;

•	increasing the total zinc smelting production capacity;

•	commissioning a lead smelter of 100,000 tpa in July 2011;

•	commissioning a new silver refinery at Pantnagar of 350 tps in Pantnagar;

•	increasing the percentage of concentrates being sourced from its Rampura Agucha mine as compared to its other mines to lower its cost of obtaining zinc concentrate;

•	commissioning a concentrator at Sindhesar Khurd mine of 1.5 mptps in 2011;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs;

•	reducing the size of its workforce including through a voluntary retirement plan; and

•	increasing productivity and upgrading existing technology.

HZL has signed a mining lease for the Kayar mine in the State of Rajasthan which expires on February 27, 2018. In January 2009, HZL obtained environmental clearance for an annual production of 350,000 tons. The Kayar mine is currently in the post-exploration but pre-development stage. HZL is in the process of obtaining surface land rights over the mine area. Mine development activities at the Kayar mine have started and are progressing as scheduled.

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

We have exercised the second call option by a letter dated July 21, 2009 to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. The Government of India has stated that the clauses of the shareholders’ agreement relating to our option violated the provisions of Section 111A of the Indian Companies Act by restricting the right of the Government of India to transfer its shares and that as a result, the shareholders’ agreement was null and void. As such, the Government of India has refused to act upon the second call option. Consequently, we commenced arbitral proceedings under the terms of the shareholders’ agreement and have appointed its arbitrator. Under the terms of the shareholders’ agreement, the Government of India is required to nominate an arbitrator, but the Government of India has not made such a nomination. As a result, we have filed an arbitration application pursuant to section 11(6) of the Arbitration and Conciliation Act 1996 in the High Court of Delhi petitioning the court to constitute an arbitral tribunal. The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V N Khare as their arbitrator. By an order dated May 18, 2010, the court directed the parties to appoint mediators for mediation of the dispute. The mediation was unsuccessful. Consequently an arbitral tribunal was constituted. The tribunal has directed us to submit our claim statement and response and fixed the next date of hearing on August, 11, 2012. By the order of the High Court of Madras dated March 29, 2012, SOVL was merged into SIIL. See “—Options to Increase Interests in HZL and BALCO—HZL Call Options”.

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

Our Production Process

Our zinc business has a number of elements which are summarized in the following diagram and explained in greater detail below:

Lead-Zinc Mines

HZL sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit mine and the Zawar and Rajpura Dariba (including Sindesar Khurd) underground mines in Northwest India. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its low strip ratio and good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 88.0% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal 2012, with the Zawar, Rajpura Dariba and Sindhesar Khurd mines accounting for the remaining 1.3%, 3.8% and 6.9%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya, Dariba and Debari smelters and by rail and road to the Vizag smelter in Southeast India. HZL has also sold surplus lead concentrates from its mines to third party smelters.

Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine, Sindhesar Khurd mine and the Rajpura Dariba mine limit our extraction of lead-zinc ore from the mines to approximately 6.15 million tpa, 1.2 million tpa, 2.0 million tpa and 0.9 million tpa, respectively, in fiscal 2012.

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

The pyrometallurgical smelter uses the imperial smelting process or ISP™, which process starts with sintering, where a mixture consisting of lead and zinc concentrates and fluxes is passed through the sinter machine to remove the sulphur. The gases generated from the sintering process are sent to the sulphuric acid plant. The de-sulphurized output of the sinter machine is broken for size reduction before being fed into an imperial smelting furnace, or ISF, where it is smelted with preheated metcoke and air. During the smelting process, molten lead trickles down to the bottom of the ISF and zinc rises up as vapor. The vapor is passed into a condenser where it is then absorbed back into the molten lead. The molten lead is cooled to separate out the zinc, which is then passed through a process of double distillation and condensation through which any remaining lead is removed to produce pure zinc metal which is cast into ingots. The lead removed through this process is sent to the pyrometallurgical lead smelter.

Lead Smelters

HZL has three lead smelters, one of which uses the pyrometallurgical ISF™ process and is part of the pyrometallurgical zinc smelter described above, the second of which uses Ausmelt™ technology and the third smelter at Dariba lead uses SKS (Shuikoushan Smelting Technology) oxygen bottom blowing technology.

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

HZL’s third lead smelter commissioned in the fiscal year 2012 is based on SKS oxygen bottom blowing technology where lead concentrate is smelted directly in the SKS furnace along with fluxes, SKS furnace produces lead bullion and slag. The slag is again reduced in blast furnace and produces lead bullion and slags. Lead bullion produced in these processes is then treated in the lead refinery plant to produce high purity electrolytic grad lead ingots. In this process, silver is also produced as a by-product in the form of silver concentrate. Slag from blast furnace is fumed to produced zinc oxide dust. Off-gas containing sulphur dioxide gas is cleaned and treated in the sulphuric acid plant.

Delivery to Customers

The zinc, lead and silver ingots and the sulphuric acid by-product are transported by road to customers in India. Zinc ingots are also shipped for export.

Principal Facilities

Overview

The following map shows the locations of HZL’s lead-zinc mines and production facilities and the reserves or productioncapacities, as applicable, as of March 31, 2012:

The following map shows the locations of HZL’s facilities in the State of Rajasthan:

The following map shows details of the locations of HZL’s facilities in the State of Rajasthan:

The following map shows the location of HZL’s facility at Vizag in the State of Andhra Pradesh:

Mines

Rampura Agucha

The Rampura Agucha zinc mine is located in Gulabpura, District Bhilwara in the State of Rajasthan, Northwestern India. It can be accessed by paved road from the major centers of Udaipur, approximately 225 kilometers to the south, and Jaipur, the capital of the State of Rajasthan, which lies approximately 235 kilometers to the north. The nearest railway to the mine lies approximately nine kilometers to the west. This railway provides access to Jaipur in the north and Chittorgarh in the south where the Chanderiya lead-zinc smelting facility is located.

The Rampura Agucha open-pit mine was commissioned in 1991 by HZL and operated as a state owned enterprise until 2002 when HZL was acquired by us. The low strip ratio and good ore minerology of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. The mining and processing facilities are modern and in good condition.

The Rampura Agucha deposit is the largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis in 2011, according to Brook Hunt. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is 1.5 kilometers long and has a width ranging from five meters to 120 meters with an average of approximately 58 meters. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterized by thinner mineralized zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localized concentrations of pyrite, arsenopyrite, pyrrhotite and tetrahedrite-tennantite.

The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2010 from 2.4 million tpa to 6.15 million tpa for mine and 6.5 million tpa for mill at a cost of Rs.11,300 million ($ 222.0 million) through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG, mill and ball mill circuit.

Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 221 metric tons trucks and 34 -cubic meter excavators. Ore is fed to the primary crusher and waste is dumped at the waste dump. The mining equipment are owned owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in four streams, one rod mill-ball and three other sag mill-balls in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya and Dariba lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transported to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.

Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. Following an extensive drilling program of 186 holes, approximately 97,531 meters to convert mineralized material to reserves, better definition of the boundaries of the ore body, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of potential underground mine project work, the reserve was increased by 29.6 million tons to 69.3 million tons as of March 31, 2012 with an average grade of 13.7% zinc and 1.9% lead and 61 ppm silver after depletion. The drill spacing for the definition of proven reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters in the open-pit. HZL commenced production at the mine in 1991. Since inception, approximately 53.1 million tons of ore, with an ore grade of 12.8% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine. Mineralized material now extend up to 1,190 meters below surface. HZL also believes that additional mineralization exists in an extension in the depth and breadth of the established mineralized material boundary and exploration drillings and is continuing to evaluate the potential of this deeper mineralization. HZL estimates the remaining mine life at Rampura Agucha to be over 18 years based on reserves as of March 31, 2012 and current and anticipated production.

In fiscal 2012, 5.95 million tons of ore at 11.98% zinc and 177% lead were mined from Rampura Agucha, which produced 1.26 million tons of zinc concentrate at 51.49% zinc and 101,629 tons of lead concentrate at 58.94% lead. Approximately 66,817,066 tons of waste were removed giving a strip ratio of 11.24 tons of waste per ton of ore mined. Approximately 90.6% of the zinc was recovered to the zinc concentrate, while 56.64% of the lead and 66.15% of the silver was recovered from the metal contained in the ore mined. The strip ratio is expected to increase to about 16.07 tons in fiscal 2013, considering the anticipated overburden removal of about 89.45 million tons and ore production of 5.57 million tons from the open-pit. Rampura Agucha mine has initiated a number of steps to optimize the strip ratio. We expect to produce 0.35 million tons of developmental ore from the underground mine in fiscal 2013.

The 12-square kilometers mining lease was granted by the State Government of Rajasthan and is valid till March 2020 subject to further renewal. Mining leases are governed in accordance with the Mineral Concession Rules, 1960 and the Mineral Conservation and Development Rules, 1988. We have also obtained consents under various environmental laws to operate the mine. HZL commenced production at the mine in 1991. Since then, approximately 53.15 million tons of ore, with an ore grade of 12.8% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine.

Power is supplied from two 234 MW and 80 MW captive power plants at Chanderiya, Dariba and Zawar with two backup 5 MW generators on-site. Water to the site is pumped 57 kilometers from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 6.5 million tpa.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment was approximately Rs. 19,270 million ($ 378.6 million) as of March 31, 2012.

In fiscal 2012, no zinc concentrate was sold to third parties from the Rampura Agucha mine. In fiscal 2012, 5,088 dry metric tons lead concentrate at a grade of 57.4% was sold to third parties from the Rampura Agucha mine. The revenue realized from lead concentrate sales was Rs. 609.8 million ($ 11.98 million).

Rajpura Dariba and Sindesar Khurd

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

The ore at Rajpura Dariba occurs in the north, south and east lenses which are typically 15 meters to 50 meters thick, are conformable with the stratigraphy and dip approximately 65 degrees to the east. The lenses have strike lengths of 500 to 900 meters. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralization is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite, with minor amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite. The proven and probable reserves for the Rajpura Dariba mine as of March 31, 2012 are 8.8 million tons at 6.3% zinc, 1.7% lead and 68 particles per million silver after depletion.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine permit is valid until May 2010. HZL has already submitted an application for renewal on December 18, 2008 of the Rajpura Dariba mine permit, which is under process. The mine is currently being operated on the basis of deemed approval.

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

The ore is crushed underground before being hoisted to the surface. It is then crushed again and milled before undergoing a lead flotation process incorporating roughing, scavenging and three stages of cleaning. A facility exists at the mine to direct lead rougher concentrate to multi-gravity separators in order to reduce the graphite levels in the final concentrate as required. The final lead concentrate is thickened and filtered and subsequently stored and sent to HZL’s Chanderiya and Dariba lead smelters.

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

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately Rs. 2,384 million ($ 46.8 million) as of March 31, 2012 and at Sindesar Khurd mine the gross book value is approximately Rs. 6,023 million ($ 118.3 million) as of March 31, 2012.

HZL estimates the remaining reserve life of the mine at Rajpura Dariba including Sindesar Khurd, based on reserves as of March 31, 2012 at current and anticipated production to be over 11 years. An exploration program is also underway to identify new mineralized material with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was some 30 meters while for probable reserves was less than 60 meters.

The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3.0% combined lead and zinc, though the mineralization generally has a sharp natural contact. The in-situ quantities and qualities were adjusted by applying a mining loss factor of 10.0%, a dilution factor of between 12.0% and 20.0% depending on ground conditions. These parameters are based on a reconciliation of historical production. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.

The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored during the years of 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until 2029.

The Sindesar Khurd mine is a large scale underground mine. The Sindesar Khurd mine lies 7 kilometer North North East of and is on the same geological belt as the Rajpura Dariba mine. The mine is approachable from Rajpura Dariba mines by a metalled road. The mine was originally commissioned as a small scale operation but following successful exploration campaigns with subsequent extensions to the mineral resource, Sindesar Khurd mine has an expansion plan to expand from current production levels of 0.65 million tons per annum to 2.0 million tons per annum by fiscal 2013. The HZL’s mining lease permit for the Sindesar Khurd mine is valid till March 19, 2029.

The Sindesar Khurd deposit consists of one, up to 50 meters thick, lens with a fairly complex shape and internal grade distribution due to intercalation of richer dolomite-hosted ore and low-grade mineralization in mica schists. In addition, there are discrete narrow ‘minor’ lenses distributed parallel to main lens all around at various locations and varied depth typically classified as auxiliary lenses. The principal ore forming minerals are sphalerite and galena and the rock forming minerals are calcite, dolomite, quartz, mica, garnet and tremolite. The mineralization is strata-bound (in metamorphous dolomite) and is structurally controlled (possibly concentrated limb shears of secondary faults).The mineralization has been described as of sedimentary exhalative deposit or SEDEX origin.

The mineralization has been traced over almost 2.5 kilometers along strike and 1.1 kilometer vertical extension. In the mine area, dip is steep westerly, while the dip turns into easterly direction in the lower-southern part of the deposit. The current “mine block” extends over 700 meters along strike and up to 225 meters depth extension.

The deposit has been drilled to a depth of approximately 1100 meters below surface and the ore body is traced over approximately two kilometers along the strike with an 1100 meters vertical extension. While the deposit is still open in depth in the southern extension of the present mine block, the area below the mine block and towards the north extension only has narrow and low to moderate grade mineralization intersected.

Exploration at the south part of Sindesar Khurd has been ongoing since March 2005 with a drilling program aimed at increasing the size of the ore body. A continuous exploration program from underground is also underway with the aim to upgrade the reserve status so that the stopes planned to be mined out shall be extracted with maximum recovery and thereby reducing mining losses. The drill spacing for proven reserves was 12.5-25 meters while for probable reserves was less than 25-50 meters. A total of 250 holes and 14500 meters of drilling from underground has been accomplished till March 31, 2012.

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2012 is 21.62 million tons with 4.53% zinc and 2.67% lead. The in-situ quantities is adjusted by applying a mining loss factor of 10.0% and dilution factor of 20.0%.

Access to the mine is through an incline shaft and declines (North and South) from the surface while ore is hauled up through the declines by low profile dump truck or LPDTs. The ore body is accessed via horizontal drives on six levels. The mine currently utilises Sub Level Open Stoping (“SLOS”) mining method with stope panels varying from 30 to 50 metres in strike. Personal Carriers are used for transportations of all personnel and materials to underground. Ore hauled from mine is fed to newly commissioned mill at Sindesar Khurd itself. Run of mine (“ROM”) ore is dumped into a hopper ahead of the primary gyratory crusher which reduces the size of ROM to (-) 150 millimeter size which discharges to hopper located over an apron feeder. Crushed ore is transported from the apron feeder to the coarse ore stockpile by a belt conveyor which is discharged to secondary and tertiary crushers according to grinding size and is collected at FOB. The fine ore from FOB is be extracted by belt feeders and fed to the rod mill by mill feed conveyors. The lead flotation stream comprises of conditioning, roughing, scavenging and 3 stages of cleaning. The concentrate from the first cleaner is pumped to the second stage flotation cells and the concentrate from the second stage cleaners is fed to the third cleaner flotation cells. The third stage cleaner concentrate shall be the final lead concentrate. The scavenger tails are the rejects from the lead flotation circuit and form feed to zinc flotation circuit which again comprises of conditioning, roughing, scavenging and 3 stages of cleaning.

Lead and zinc concentrates are sent to their respective high rate thickeners installed each for lead concentrate and zinc concentrate generated from 2.0 million ton per annum plant. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing to tailing pond and reclaimed water pumping. Lead and zinc concentrates are thickened, filtered and stored prior to dispatch to HZL smelters.

Power for the mill and mine is supplied from HZL’s captive power plant recently commissioned at Dariba itself. Water is sourced via a 66 kilometer long pipeline from the Matri Kundia Dam in Chittorgarh and Manasi Wakal dam in Udaipur.

In fiscal 2012, 587,600 tons of ore at a grade of 5.4% zinc and 1.3% lead ore was mined at Rajpura Dariba mine which produced 41,512 tons of zinc concentrate at 48.8% zinc, 9,425 tons of lead concentrate at 40.9% lead and 2,295 grams per ton of silver, and 20,003 tons of bulk concentrate at 37.8% zinc and 8.5% lead with 83.3% of the zinc being recovered in the zinc concentrate and 70.8% of the lead and 77.3% of the silver.

In fiscal 2012, 1,303,050 tons of ore at a grade of 4.4% zinc and 2.2% lead ore was mined at the Sindesar Khurd mine which produced 100,683 tons of zinc concentrate at 50.8% zinc, 49,455 tons of lead concentrate at 50.8% lead and 2,038 grams per ton of silver with 84.0% of the zinc being recovered in the zinc concentrate and 83.0% of the lead and 81.8% of the silver.

In fiscal 2012, no zinc concentrate was sold to third parties from the Rajpura Dariba and Sindesar Khurd mines. In fiscal 2012, 4,998 dry metric tons of lead concentrate at a grade of 50.0% was sold to third parties from the Sindesar Khurd mine. The revenue realized from lead concentrate sales was Rs. 1,625.6 million ($ 31.9 million).

Zawar

Zawar consists of four separate mines, Mochia, Balaria, Zawarmala and Baroi. The deposit is located approximately 45 kilometers south of the Udaipur city, in Udaipur district of Rajasthan, in Northwest India. It is well accessed by paved road from Udaipur (in the North) and Ahmedabad (in the South), the capital of the State of Gujarat. The deposits lie within a 36.2 square kilometers mining lease granted by the State Government of Rajasthan, India, which was due for renewal in March 2010. An application to the Government of Rajasthan was submitted on November 25, 2008 for the renewal of the mining lease. Presently, the matter is pending in the Supreme Court for renewal of the mining lease. The mine plan for enhanced quantity (1.5 million tons) was approved by the IBM on August 21 2009. The environmental clearance from the Ministry of Environment and Forest, or MoEF, for the renewal of the lease and capacity enhancement (of 1.5 million tons) was obtained on October 30, 2009. The forest clearance is pending approval by MoEF. Due to lack of the forest clearance, mining activities at the Mochia, Zawarmala and Baroi mines were stopped after March 29, 2010. The consents to operate under the Air and Water Acts, was granted by the Rajasthan State Pollution Control Board for Zawar on March 23, 2010 for a period of three years with its validity expiring on February 28, 2013 in respect of the lead zinc ore mining.

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

In fiscal 2012, approximately 204,150 tons of ore at 3.8% zinc and 0.5% lead was mined which produced 22,007 tons of bulk concentrate at 45.7% zinc and 5.8% lead. The recovery of zinc and lead during fiscal 2012 was 90.8% and 83.4%, respectively.

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

The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 1,653 million ($ 32.5 million) as of March 31, 2012 and of the 80 MW coal-based thermal captive power plant at Zawar was Rs. 3,138 million ($ 61.7 million).

Based on reserves as of March 31, 2012 and annual production levels, HZL estimates the remaining life of the Zawar operation to be approximately five years from April 1, 2012. The focus of mine exploration at Zawar is to replenish the reserves through exploration activity that are being depleted and to look for new mineralized area to enhance production capacity. A surface drilling program is underway to locate mineralized material below -100 MRL up to -500 MRL. Underground exploratory drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineralized material which require further delineation to add to reserves and further extend the mine life.

In fiscal 2012, zinc, lead or bulk concentrates were not sold to third parties from the Zawar mine.

Kayar Mine

The Kayar lead-zinc mine is located on the eastern fringe of Kayar village. The deposit lies between, longitudes E740 41’ to E740 42’ and latitudes N260 31’ 30” to N260 32’ 30” and is covered by Survey of India top sheet no 45J/10. The Kayar village is 9 kilometers North North East of Ajmer city and is connected by tar road. Jaipur, the state capital and nearest airport is 127 kilometers north east of the deposit. Udaipur is 280 kilometers to the south on National Highway No. 8. Although the nearest railway station is Madar at 6 kilometers to the south of Kayar, the main railway station at Ajmer on the broad gauge section of Western Railway is 9 kilometers South South East of Kayar.

The Kayar lead-zinc deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced from August 1988 and was completed in December 1991. Mineral Exploration Corporation Limited took up the project work on promotional basis, started the exploration and a total of 9,585 meters of drilling was achieved in 42 completed bore holes during 1994-1997. The detailed exploration of Kayar deposit was commenced by HZL in the month of June 1999 and continued till date. The major rock type in the area is quartz-mica schist. There are three lenses of the ore, the main lens, K1A lens and S1 lens. The main lens ranges in average width from 5 meters to about 40 meters and a maximum strike of 900 meters. K1A lens has strike of 250 meters and the average width of 4 meters. S1 lens has strike of 170 meters. According to the reserves and resources report, the proven and probable reserves for Kayar mine as of March 31, 2012 was 1.8 million tons at 12.6 % zinc and 1.8% lead with a total of 11.3 million tons of reserves. The preconcentration studies employing heavy media separation yielded 97% recovery of lead and 96.1% recovery of zinc.

The ground breaking of the mine started on June 11, 2011. A decline is being developed to access the ore body. The mine is designed to produce 1 metric ton per annum capacity and is scheduled to achieve the targeted production by 2014-2015. The mining method to be practised in Kayar will be Single Sublevel stoping (Bench Stoping) in the steeper portion of the deposit while transverse stoping method at flat portion along with rock filling / cemented rock filling. About 25 kilometers of development is planned in 5 years . The mining is highly mechanized with 10 T and 17 T diesel load haul dump vehicles or LHDT coupled with 30 T / 50 T LPDTs. 50 T Electric LPDTs will be deployed as an environmental measure. The run of mine will be stacked in the surface and transported via truck/rail to the Rampura Agucha mine for beneficiation.

A 480.45 hectare mining lease was granted to Kayar mine by the State of Rajasthan and is valid until 2018, subject to further renewal. Mining leases are governed in accordance with the provisions of the lease agreement, the various mining laws and concession rules promulgated by the state and central government. We have also obtained consent from the Indian Bureau of Mines and the MoEF to produce 1000 metric tons per day at Kayar mine and have submitted a further application to increase the Kayar mine’s capacity by 1 million tons per annum. We have also obtained consents under various environmental laws to operate the mine, including from the State Pollution Control Board.

A 33 KV power line was commissioned on February 2, 2012 to meet the constructional power requirements of the mine. The power during full capacity is proposed to be supplied from our captive power plants.

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2012:

	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves				SIIL Ownership	Reserve Life
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	(g/t Ag)%
Rampura Agucha	12.73	13.98	1.93	57	56.60	13.69	1.84	62	69.34	13.74	1.85	61		18
Rajpura Dariba	6.67	6.28	1.72	69	2.10	6.22	1.53	65	8.78	6.26	1.67	68		11
Sindesar Khurd	1.57	4.46	2.29	112	20.04	4.54	2.70	165	21.62	4.53	2.67	161		11
Zawar	3.54	4.07	2.05	35	4.24	3.28	2.04	35	7.78	3.64	2.04	35		5
Kayar					1.76	12.61	1.80	30	1.76	12.61	1.80	30		5
Total	24.51	9.84	1.94	61	84.74	10.79	2.04	85	109.28	10.58	2.01	79	64.9

Additional information:

(1)	The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut off grade used for zinc and lead in (i) Rampura Agucha mine is 2.0%, (ii) Rajpura Dariba is 3.0%, (iii) Sindesar Khurd is 3.0% and (iv) Zawar is 3.0%.
(3)	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor
Rampura Agucha
— Zinc	90.6%
— Lead	56.3%
Rajpura Dariba
— Zinc	83.3%
— Lead	70.8%
Sindesar Khurd
— Zinc	84.0%
— Lead	83.6%
Zawar
— Zinc	90.8%
— Lead	83.4%

(4)	The historic three year average commodity price for zinc, lead and silver considered for evaluation of reserves is $ 1,997 per ton, $ 2,078 per ton and 11 cents per lb, respectively. The historic currency conversion factors that were used to estimate the reserves was US dollar per Indian Rupee 45.6.
(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 64.9%.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2012 at HZL’s Chanderiya, Debari, Vizag, Zawar and Dariba facilities:

	Capacity
Facility	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya(1)	525,000	85,000	168	828,500	248.8
Debari	88,000	—	—	419,000	14.8
Vizag	56,000	—	—	91,000	—
Zawar	—	—	—	—	86.0
Dariba	210,000	100,000	350	404,500	160.0
Total	879,000	185,000	518	1,743,000	509.6

(1)	The Haridwar plant melts and casts zinc ingots from zinc cathodes produced in the Chanderiya and Dariba smelter and the Pantnagar plant melts and casts zinc and lead ingots from zinc and lead cathodes produced in the Chanderiya and Dariba and therefore their production capacities do not increase the total production capacity of HZL’s facilities.

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

Vizag

The Vizag hydrometallurgical zinc smelter is located approximately 17 kilometers from the Vizag inner harbor on the Bay of Bengal in the State of Andhra Pradesh in Southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56,000 tpa. The Vizag facility also includes a 91,000 tpa sulphuric acid plant. HZL obtains approximately 50.0% of the facility’s power requirements from Andhra Pradesh Gas Power Corporation Limited, a gas utility company in which HZL holds an 8.0% equity interest. The remaining power is obtained from the Transmission Company of Andhra Pradesh, a government-owned enterprise. The Vizag zinc smelter, which was more expensive to operate than a smelter that uses the latest technology, was shut down during the last quarter of fiscal 2012.

Haridwar

The 210,000 tpa zinc ingot melting and casting plant in Haridwar in the State of Uttarakhand was commissioned in July 2008. This plant was established at a cost of Rs. 830 million ($ 16.3 million). This plant melts and casts zinc ingots from zinc cathodes produced in the Chanderiya smelter and therefore its production capacity does not increase the total production capacity of HZL’s facilities. The capacity of Haridwar zinc plant is currently 292,000 tpa.

Pantnagar

The Pantnagar plant, which was located in Pantnagar in the state of Uttarakhand, India, includes a 350 tpa silver refinery that was commissioned in December, 2011 and 400,000 tpa zinc ingot and 100,000 tpa lead ingot melting and casting plant that was commissioned in March 2012. This plant was established at a cost of Rs. 3,430 million ($ 67.4 million). The Pantnagar plant melts and casts zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters. Therefore the Pantnagar plant does not increase the total production capacity of HZL’s facilities except insofar as it increases HZL’s silver producing capacity to 518 tpa.

Dariba

The Dariba hydrometallurgical zinc smelter is located approximately 75 kilometers northeast of Udaipur in the Rajsamand district of Rajasthan in Northwest India. This hydrometallurgical zinc smelter was commissioned in March 2010 and has a capacity of 210,000 tpa. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter in July, 2011 and it also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Dariba.

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari and Vizag facilities for the three years ended March 31, 2011:

		For the Year Ended March 31,
Facility	Product	2010	2011	2012
	(tons, except for silver which is in kgs)
Chanderiya
—ISPTM pyrometallurgical lead-zinc smelter	Zinc	93,480	90,298	90,101
	Lead(2)	21,550	20,562	22,262
First hydrometallurgical zinc smelter	Zinc	175,602	179,276	185,491
Second hydrometallurgical zinc smelter	Zinc	167,827	154,844	188,429
AusTM lead smelter	Lead	42,769	36,733	39,422
Silver refinery	Silver	138,550	148,082	163,328
Sulphuric acid plants	Sulphuric acid	641,313	600,753	661,641
Dariba
Hydrometallurgical zinc smelter (2)	Zinc	—	164,551	198,204
Lead Smelter (3)	Lead			30,415
Silver Refinery (4)	Silver			43,616
Sulphuric acid plant	Sulphuric acid	—	218,483	266,671
Debari
Hydrometallurgical zinc smelter (2)	Zinc	87,318	84,839	68,046
Sulphuric acid plant	Sulphuric acid	290,188	306,949	332,489
Vizag
Hydrometallurgical zinc smelter	Zinc	54,184	38,663	28,445
Sulphuric acid plant	Sulphuric acid	74,945	65,514	49,787
Total	Zinc	578,411	712,471	758,716
	Lead(1)	64,319	57,295	92,099
	Silver	138,550	148,082	206,944
	Sulphuric acid	1,006,446	1,192,699	1,310,588

Notes: + Vizag operations are currently suspended.

(1)	Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 7,308 tons, 5,898 tons and 6,625 tons in fiscals 2010, 2011 and 2012, respectively.
(2)	The hydrometallurgical zinc smelter was commissioned in March 2010.
(3)	The Dariba lead smelter was commissioned in July 2011
(4)	The silver refinery at Pantnagar was commissioned in December 2011.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for the three years ended March 31, 2011:

		Year Ended March 31,
Mine (Type of Mine)	Product	2010	2011	2012
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	5,135,625	6,149,165	5,947,081
	Ore grade –Zinc	12.9%	13.1%	12.0%
	Lead	1.8%	2.2%	1.8%
	Recovery –Zinc	92.1%	88.4%	90.6%
	Lead	59.3%	54.6%	56.6%
	Zinc concentrate	1,155,849	1,319,245	1,261,570
	Lead concentrate	89,205	117,272	101,629
Rajpura Dariba (Underground)	Ore mined	501,282	496,234	587,600
	Ore grade – Zinc	5.3%	5.7%	5.4%
	Lead	1.5%	1.5%	1.3%
	Recovery – Zinc	82.3%	82.6%	83.3%
	Lead	76.2	72.2%	70.8%
	Zinc concentrate	36,865	40,246	41,512
	Lead concentrate	7,456	7,937	9,425
	Bulk concentrate(1)	11,338	10,322	20,003
Sindesar Khurd (Underground)	Ore mined	444,715	654,050	1,303,050
	Ore grade – Zinc	5.4%	5.4%	4.4%
	Lead	2.3%	2.2%	2.2%
	Recovery – Zinc	82.1%	81.9%	84.0%
	Lead	79.2%	78.9%	83.0%
	Zinc concentrate	38,007	53,118	100,683
	Lead concentrate	13,372	18,959	49,455
	Bulk concentrate(1)	4,197	3,943
Zawar (Underground)	Ore mined	1,020,250	240,550	204,150
	Ore grade – Zinc	3.0%	3.7%	3.8%
	Lead	1.9%	0.9%	0.5%
	Recovery – Zinc	90.8%	88.0%	90.8%
	Lead	90.8%	70.7%	83.4%
	Zinc concentrate	—	—	—
	Lead concentrate	—	—	—
	Bulk concentrate(1)	73,048	55,265	22,007
Total	Ore mined	7,101,872	7,539,999	8,041,881
	Zinc concentrate	1,230,721	1,412,609	1,403,765
	Lead concentrate	110,033	144,168	160,509
	Bulk concentrate(1)	88,583	69,530	42,010

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.

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

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 32.3%, 36.2% and 39.3% of its revenue in fiscal 2010, and 2012, respectively. No customer accounted for greater than 10.0% of HZL’s revenue in fiscal 2010, 2011 and 2012.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal 2012, HZL sold approximately 66.3% of the zinc and lead metal it produces in the Indian market and exports approximately 33.7% of our revenue for our Zinc India segment.

Approximately 97.0% of the zinc metal that HZL produced in fiscal 2012 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. In some of the contracts, a premium over the LME price is fixed while in other contracts sales take place at a price equal to HZL’s list price less an agreed discount. HZL’s list prices are based on the LME prices, the prevailing market premium, tariffs and logistics costs. HZL periodically revises its list prices based on LME price trends. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.

Projects and Developments

HZL has expansion projects aggregating to approximately Rs. 5,020 million ($ 98.6 million) to be spent on the expansion of its existing underground mines at Rampura Agucha and Kayar in the State of Rajasthan. Production from these underground mines is expected to begin in fiscal 2013 and will be gradually enhanced through continuous development of the mines. These projects are financed from internal sources.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 82.0% in fiscal 2012, according to ILZDA. The only other zinc producer in India, but not integrated and depends on imports of zinc concentrate, is Binani Zinc Limited, which had a market share of 6.0% of the Indian market in terms of sales volume in fiscal 2011, according to ILZDA. Imports and secondary sources accounted for the remaining 12.0% market share, according to ILZDA.

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

Our Zinc International Business

Overview

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($ 706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net of refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($ 546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition. The zinc business of Anglo American Plc acquired by us has been categorised as a separate reportable segment “Zinc- International”.

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

The Skorpion mine is located in the Karas region of southern Namibia, comprising an open pit mine with a mine life up to 2016 and an attached electrolytic refinery producing approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated.

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

During the year ended March 31, 2012, 1.68 million tons of ore at 10.4% zinc were mined from the Skorpion mine, which produced approximately 145,000 tons of zinc metal. Approximately 17.1 million tons of waste was removed giving a strip ratio of 10.2 tons of waste per ton of ore mined. Prior to its acquisition by us, Skorpion had a financial year end of December 31.

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

Our Production Process

Our Skorpion zinc business has a number of elements which are summarized in the following diagram and explained in greater detail below:

SKORPION ZINC FLOWSHEET

MINE
HYDRAULIC SHOVEL
DUMP TRUCK
DRILL RIG
ORE STOCKPILE
LIMESTONE STOCKPILE
FEL
ORE
PRIMARY CRUSHER
SECONDARY CRUSHER
LIMESTONE
PRIMARY CRUSHER
SECONDARY CRUSHER
TERTIARY CRUSHER
SCREEN
SCREEN
STACKER RECLAIMER
LIMESTONE MILL
SILO
TAILINGS
BELT FILTERS
BZS
ORE MILL
SPENT ELECTROLYTE
SOLVENT EXTRACTION
PLS
NEUTRALIZATION
LEACH
DROSS FROM ELECTRO FURNANCE
ELECTROWINNING
LOADED ELECTROLYTE
PURIFICATION
SULPHURIC ACID
RAFFINATE
ZINC SHEETS
SULPHURIC ACID PLANT
BULK SULPHUR
DROSS TO ORE MILL
ELECTRO FURNANCE
CASTING WHEEL
SHG INGOTS

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

The process is conducted in three loops. The first loop is an aqueous loop, where ore is leached with aqueous raffinate to produce zinc sulphate. The second loop is organic and consists of a 40% mixture of the extractant Di-2-Elhyl-Phosphoric Acid (D2EHPA) in diluent (kerosene). The organic is contacted with the zinc sulphate solution from the primary aqueous loop to extract zinc as an organic complex. The loaded organic is then contacted with spent electrolyte, which strips zinc, to produce a zinc rich electrolyte loaded electrolyte. The loaded electrolyte is fed to the electrowinning cellhouse to produce SHG zinc cathode sheets, and spent electrolyte. Recirculating the spent electrolyte to the stripping stage of solvent extraction completes the third loop. The electrowinning product, SHG zinc cathode at 99.9% zinc, does not require further refining and the final step consists of melting and casting, to produce zinc ingots or jumbos.

Melting and Casting

The melting and casting section of the plant is designed to produce 25kg Special High Grade ingots and 1 or 2 ton jumbo ingots.

The zinc cathodes from electrowinning are fed into two induction furnaces, producing molten zinc metal. The molten zinc metal can be pumped to three alternate destinations:

•	to an ingot casting machine where 25kg ingots are produced; or
•	to two jumbo casting launders where 1 and 2 ton jumbo ingots are produced; or
•	to two tilting alloying furnaces which feed the jumbo casting launders.

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

Principal Facilities

Overview

The following map pointing shows the location of Skorpion mine and production facilities and the reserves or production capacities, as applicable as of March 31, 2012:

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

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2012:

	Proved Reserve		Probable Reserve			Total Proved and Probable Reserves				SIIL Interest	Reserve life
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade
	(million tons)	(%)	(%)	(million tons)	(%)	(%)	(million tons)	(%)	(%)%		(Years)
Skorpion	6.2	9.81	—	0.3	7.1	—	6.5	9.7
Total	6.2	9.81	—	0.3	7.1	—	6.5	9.7		100	4
			—

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimate is 4.0%.
(3)	The metallurgical recovery factor for Skorpion mine is 89.6%.
(4)	The historic three year average commodity price was $ 2,200 per ton and currency conversion factor that were used to estimate our reserves was US dollar per Namibian dollar 7.73.
(5)	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2012:

Capacity
Facility	Zinc (tpa)
Skorpion	150,000

Total	150,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery for each of the twelve months ended December 31 2009 and December 31, 2010 and for the year ended March 31, 2012:

Facility	Product	Twelve months ended December 31, 2009	Twelve months ended December 31, 2010	Twelve months ended March 31, 2012*
		(tons)
Zinc refinery	Zinc	150,000	152,000	145,000

* We changed the financial year end for Skorpion to March 31, to be consistent with our financial reporting year end and, accordingly, we have presented the production volumes for this mine for March 31, 2012. Prior to our acquisition of the Skorpion mine, we presented the production volumes for the twelve months ended December 31, 2009 and December 31, 2010. For the period January 1, 2011 to March 31, 2011, the production of zinc from the Skorpion mine was 36,467 tons.

The following table sets out the total ore, zinc and lead concentrate production at the Skorpion mine, for each of the twelve months ended December 31 2009 and December 31, 2010 and for the year ended March 31, 2012:

	(tons except percentage)
Mine (Type of Mine)	Product	Twelve months ended December 31, 2009	Twelve months ended December 31, 2010	Twelve months ended March 31, 2012*
Skorpion (Open-pit)	Ore mined	1,496,000	1,553,000	1,676,000
	Ore grade -Zinc	11.8%	11.1%	10.4%
	Recovery -Zinc	90.3%	90.3%	91.4%

* We changed the financial year end for Skorpion to March 31, to be consistent with our financial reporting year end and, accordingly, we have presented the production volumes for this mine for March 31, 2012. Prior to our acquisition of the Skorpion mine, we presented the production volumes for the twelve months ended December 31, 2009 and December 31, 2010. For the period January 1, 2011 to March 31, 2011, the production of zinc and lead concentrate at the Skorpion mine was:

Product	January 1, 2011 to March 31, 2011 (tons except percentage)
Ore mined	345,900
Ore grade – zinc	11.4%
Recovery – zinc	90.5%

Principal Raw Materials

The Skorpion mine uses 70,000 tons of sulphur per year, of which 80.0% is imported in bulk from Germany and shipped to Namibia through the port of Luderitz while the remaining sulphur is brought from South Africa in molten form via road.

Power

The maximum power demand of the Skorpion mine is 85 MW and power is supplied from South Africa and is governed by a tri-partite US dollar-denominated contract between Namibia Power Corporation (Proprietary) Limited, Eskom Holdings Limited and Skorpion, that currently links the annual increases in power costs to a US inflationary index.

Distribution, Transport & Logistics

Zinc at the Skorpion mine is cast into ingots for export and transported from the refinery to the port of Luderitz, approximately 300 kilometers away by trucks each having a maximum capacity of 35 tons. On the return trip from Luderitz, sulphur transported to site which is imported by ship. All other re-agents and consumables are trucked in by one transport contractor.

Sales and Marketing

Skorpion has a single customer that buys all the products.

Market Share and Competition

According to Brook Hunt, the Skorpion mine has consistently been one of the largest zinc producing mines in the world and in 2011, it was ranked thirteenth in the world in terms of production volume with a cost base in the third quartile of the zinc industry cost curve. The Skorpion mine produces only high-grade, high purity SHG zinc ingots that are registered on the LME.

Black Mountain Mining

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

During the year ended March 31 2012, 1,434,088 tons of ore at 2.9% zinc and 4.2% lead were mined from Black Mountain Mine, which produced approximately 64,683 tons of zinc concentrate and 74,644 tons of lead concentrate, containing 31,769 tons of zinc and 53,578 tons of lead, respectively. In addition the Black Mountain mine also produced 2,709 tons of copper in concentrate and 54 tons of silver in concentrate. Prior to its acquisition by us, BMM had a financial year end of December 31.

Principal Products

BMM produces zinc, copper and lead in concentrate and all the zinc concentrate is shipped overseas.

By-products

Silver

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

The slurry is then subjected to sequential floatation (for copper, lead and zinc concentrates). All three circuits have the same basic design, that is conditioning upfront, followed by roughing to recover metal. Rougher concentrate is fed to a cleaner bank for upgrading to product specification, where-as rougher tails are sent to a scavenger bank to strip out metals nor recovered in rougher stage. Scavenger concentrate and cleaner tails are recirculated back into the conditioners/roughers. Cleaner concentrate is sent to a thickener/filtration section for dewatering, whereas scavenger tails are routed to the next circuit.

Copper is removed first and upgraded to about 26% copper in concentrate which results in achieving an overall recovery of 68.63%. Lead removal follows with lead concentrate being upgraded to about 70% lead (at a recovery of about 90%). Zinc is removed last, with final product being about 50% zinc (recovery about 78%). The final products (copper, lead and zinc) are then stockpiled for transportation by truck to the loop 10 railway siding.

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

Black Mountain mine is a polymetallic underground operation producing base metals. The two orebodies currently being mined are the Deeps and Gamsberg orebodies. The Swartberg and Broken Hill orebodies have not been exploited since 2006. The Black Mountain mine is situated 113km east of the town Springbok in the Northern Cape Province, South Africa (Latitude 29° 14’ South and Longitude 18° 50’ East). The Deeps Ore Body is the down plunge continuation of the Broken Hill Lower Ore Body and the Gamsberg Ore Body is situated 25 kilometers east of Black Mountain. The remaining mine life is eight years beginning April 1, 2012.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2012:

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SIIL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	(g/t Ag)	(million tons)	(%)	(%)	g/t Ag)%		(Years)
Black Mountain	3.74	2.94	3.27	37.73	4.5	2.2	2.5	41.77	8.2	2.5	2.8	39.93

Total	3.74	2.94	3.27	37.73	4.5	2.2	2.5	41.77	8.2	2.5	2.8	39.93	74	8

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimate is 414 ZAR per ton.
(3)	The metallurgical recovery factor for zinc, lead and copper is 78.9%, 89.5% and 64.1%, respectively.
(4)	The historic three year average commodity price for zinc, lead and copper considered for evaluation of reserves were $ 2,205 per ton, $ 2,205 per ton and $ 8,003 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was US dollar per South African Rand 7.55.
(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of the twelve months ended December 31, 2009 and December 31, 2010 and for the year ended March 31, 2012:

Mine (Type of Mine)	Product	Twelve months ended December 31, 2009	Twelve months ended December 31, 2010	Twelve monthsended March 31, 2012*
		(tons, except percentages)
Black Mountain (Underground)	Ore mined	1,293,000	1,379,000	1,434,088
	Ore grade –Zinc	2.8%	3.3%	2.9%
	-Lead	4.0%	4.2%	4.2%
	Recovery - Zinc	78.6%	79.9%	76.3%
	-Lead	94.6%	88.2%	91.0%
	Zinc concentrate	56,000	72,000	64,683
	Lead concentrate	69,000	71,000	74,644

* We changed the financial year end for Black Mountain to March 31, to be consistent with our financial reporting year end and, accordingly, we have presented the production volumes for this mine for March 31, 2012. Prior to our acquisition of the Black Mountain mine, we presented the production volumes for the twelve months ended December 31, 2009 and December 31, 2010. For the period January 1, 2011 to March 31, 2011, the production of zinc and lead concentrate at the Black Mountain mine was:

Product	January 1, 2011 to March 31, 2011 (tons except percentage)
Ore mined	379,756
Ore grade – Zinc	3.76%
– Lead	4.15%
Recovery – Zinc	76.31%
– Lead	93.38%
Zinc concentrate	21,720
Lead concentrate	20,757

Principal Raw Materials

There are no major raw materials used in Black Mountain Mine, except for chemical reagents which are used in the floatation process to produce zinc and lead concentrates.

Distribution, Logistics and Transport

Zinc concentrate, lead concentrate and copper concentrate from the mine is hauled by road to a dedicated railway siding along a 150 kilometers gravel road, which is owned by the provincial authorities but maintained by BMM. The concentrate is then transported by train to Saldanha on the Sishen-Saldanha railway with delivery terms to export customers on a cost, insurance and freight basis.

Sales and Marketing

BMM produces zinc, lead and copper concentrates that are sold in local and international markets on spot basis and through long term contracts. The commercial terms negotiated on an annual basis include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Delivery terms to export customers are generally on a Cost, Insurance and Freight basis (CIF), to customers in South Africa are FCA (Free Carrier) Black Mountain or CIP (Carriage Insurance Paid) customers works. Some of the customers of Black Mountain mine Rand Refinery, Trafigura Beheer B.V., Glencore International AG and Ocean Partners UK Limited.

Projects & Developments

Gamsberg Project

The major project undertaken by BMM is the Gamsberg project. This project comprises of two main areas of mineralization, Gamsberg North, which requires near surface mining, and Gamsberg East which requires underground mining.

According to Brook Hunt, the Gamsberg project is expected to be one of the world’s largest zinc producers with operating costs in the lower half of the cost curve.

The Gamsberg deposits are favorably distinguished from other large undeveloped zinc deposits for reasons including:

•	the deposits have large open-pittable mineralized material, supported by higher grade underground mineralized material;

•	the deposits belong to the class of mineralization characterised by metamorphosed, re-crystalised sulphide mineralization which can have important by-products such as lead and silver;

•	there is potential to upgrade the mineralization using ore-sorting technology due to the magnetic nature of the non-ore mineral such as magnetite and pyrrhotite; and

•	the deposits are located adjacent to a well established mining district with modern infrastructure and is locally in a politically stable country with a mild climate.

We believe that the Gamsberg project will be capable of producing in excess of 400,000 tpa of SHG zinc metal and is expected to comprise an open pit, an underground mine, a concentrator and a refinery.

The estimated power requirement for the Gamsberg project is 350 MVA for the production of 400,000 tpa of SHG zinc metal.

Lisheen

Overview

The Lisheen mine is located in County Tipperary, approximately 160 kilometers southwest of Dublin, Republic of Ireland and consists of an underground mine, concentrator and backfill plant, producing approximately 170,000 tons of zinc in concentrate annually with an expected mine life until 2015. The Lisheen mine also produces approximately 25,000 tons of lead concentrate annually. Current reserves (as audited by AMC Consultants (UK) Limited) are 3.8 million tons.

The power requirements at the Lisheen mine are provided by a 22KV power substation on site.

During the year ended March 31 2012, 1,564,237 tons of ore at 12.9% zinc and 2.7% lead were processed at the Lisheen mine (this includes 189,584 tons of purchased ore from nearby Galmoy mine owned by a third party), which produced approximately 343,196 tons of zinc concentrate and 49,053 tons of lead concentrate, containing 183,206 tons and 30,202 tons of zinc and lead, respectively. Prior to its acquisition by us, Lisheen had a financial year end of December 31.

The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks, mainly limestone, which was formed approximately 320 million years ago. The Lisheen deposit owes its existence to the presence of several faults in the district, which played a major role in the formation, morphology and location of the ore bodies. It is believed that these fractures in the strata acted as conduits for the hydrothermal mineralising fluids which carried metals upwards from extreme depths.

The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine was subsequently acquired by SIIL (through its subsidiary THL ZBV) on February 15, 2011.

The deposit was discovered in 1990 and construction commenced in 1997 and in late 1999 production commenced from the two main ore bodies. The production from the third ore body commenced in 2006. The average depth is approximately 190 meters below surface and as pre-current planning and financial forecast the mine production is scheduled for the end of 2014.

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

Principal Facilities

The following map shows the locations of Lisheen within Europe and within the island of Ireland:

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

The Lisheen ore bodies occur as three principal zones, Main Zone, Derryville Zone and Bog Zone and a series of small satellite bodies surrounding these. The ore is largely hosted within fault-associated hydrothermal breccias, known as the Black Matrix Breccia, or BMB, which is developed at or proximal to the base of a massive, fine grained dolomitised limestone unit, termed the Waulsortian Formation. This unit is underlain by the Argillaceous Bioclastic Limestone, or ABL, a dark shaly limestone which forms the lithological footwall to the mineralization.

The ore bodies are at an average depth of 170 meters and are predominantly stratiform or flat lying, ranging in thickness from 1 to 14 meters. Close to faults, mineralization may be substantially thicker. The stratiform nature of the ore bodies is typical of zinc deposits in Ireland and also occurs elsewhere in the world.

Mineralogically, the ore bodies comprise massive sulphide lodes typically composed of dominant pyrite, marcasite and sphalerite with minor amounts of galena. The deposit is high grade, with a zinc to lead ratio of 6:1. Minor silver grades are encountered locally. Several deleterious elements occur, the principal ones being nickel, cobalt, copper, magnesium and arsenic. The aquifer is fracture-controlled and connected directly to the surface drainage system via a conjugate set of steeply dipping North-East and North-North-West trending joints and fissures, which have been extensively karst weathered. Water ingress to the workings occurs principally when one of these structures is intersected and significant flow rates can occur over short time spans. The peak daily water flow rate can reach up to 90 million litres per day and 75 million litres per day on an annual basis. Dedicated pumping and water treatment facilities are in place to ensure full compliance with the Integrated Pollution Control Licence.

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

By the end of 1996, 550 holes had been drilled, producing a total distance length of more than 100 kilometers of core. This defined a combined ore body outline of one square kilometer, containing 22.5 million tons of mineralized material grading 13.02% zinc and 2.19% lead. As of April 1, 2012, the reserve life of the mine is 3 years.

The Lisheen mine was wholly owned by Anglo American Plc between 2003 and 2011 following a series of mergers and acquisitions of stake holdings. The mine is now owned by SIIL through our subsidiary THLZBV.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of 31 March 2012:

	Proved Reserve			Probable Reserve			Total Proved and Probable Reserves			SIIL interest	Reserve
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade		life
	(million tons)		(%)	(million tons)		(%)	(million tons)		(%)
Lisheen	3.2	11.4	1.9	0.6	10.1	0.6	3.8	11.2	1.7

Total	3.2	11.4	1.9	0.6	10.1	0.6	3.8	11.2	1.7	100	3

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimate for zinc and lead is 6.0%.
(3)	The metallurgical recovery factor for zinc and lead is 6.0%.
(4)	The historic three year average commodity price was 2,416 US dollar per ton for zinc, 2,434 US dollar per ton for lead and currency conversion factor that were used to estimate our reserves was US dollar per Euro 1.39.
(5)	The reserve quantities disclosed are for the entire mine.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Lisheen mine the for each of the twelve months ended December 31, 2009 and December 31, 2010 and for the year ended March 31, 2012

Mine (Type of Mine)	Product	Twelve months ended December 31, 2009	Twelve months ended December 31, 2010	Twelve months ended March 31, 2012*
		(tons, except percentages)
Lisheen (Underground)	Ore processed (DMT)	1,526,000	1,588,000	1,564,237
	Ore grade -Zinc	12.40%	12.20%	12.90%
	-Lead	1.80%	1.90%	2.70%
	Recovery -Zinc	90.60%	90.50%	90.60%
	- Lead	68.40%	67.20%	70.30%
	Zinc concentrate	322,000	326,000	343,196
	Lead concentrate	31,000	34,000	49,053

*We changed the financial year end for Lisheen to March 31, to be consistent with our financial reporting year end and, accordingly, we have presented the production volumes for this mine for March 31, 2012. Prior to our acquisition of the Lisheen mine, we presented the production volumes for the twelve months ended December 31, 2009 and December 31, 2010. For the period January 1, 2011 to March 31, 2011, the production of total ore, zinc and lead concentrate at the Lisheen mine was:

Product	January 1, 2011 to March 31, 2011 (tons except percentage)
Ore processed	311,266
Ore grade – Zinc	13.50%
– Lead	2.74%
Recovery – Zinc	91.71%
– Lead	74.03%
Zinc concentrate	78,615
Lead concentrate	11,376

Principal Raw Materials

There are no major raw materials used in Lisheen Mine, except for chemical reagents which is used in the flotation process to produce Zinc and Lead concentrates

Distribution, Logistics and Transport

With respect to Outbound Logistics Lisheen transports the zinc concentrates to the port at Cork (135 Kilometers from mine site) via on site haulage contracted with a single supplier. A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities. Haulage accounts for about 5% of total operating costs.

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

Sales and Marketing

The Lisheen mine extracts lead and zinc ore from underground and processes this into zinc and leads concentrates and sells these concentrates to smelters and customers in Europe, Asia, North Africa and the US. Lisheen currently has a very small base of customers. A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities. Lisheen has a number of different concentrate sales contracts in place with international customers but increasingly deals on the spot market.

Market Share and Competition

According to Brook Hunt, the Lisheen mine was the eleventh largest zinc mines by production volume in the world in 2011.

Projects & Developments

There are no major projects currently undertaken at Lisheen mine.

Our Aluminum Business

Overview

Our aluminum business is owned and operated by BALCO. BALCO’s partially integrated aluminum operations are comprised of two bauxite mines and the Korba facility, which includes an alumina refinery, a 245,000 tpa aluminum smelter, two captive power plants and a fabrication facility, all of which are located in the State of Chhattisgarh in Central India. During fiscal 2009 and until September 2009, BALCO operated an alumina refinery at the Korba facility, which is currently suspended for operations.

We acquired our interest in BALCO in 2001 and have since worked to improve its operating performance through expansions and by improving operational efficiencies and reducing unit costs of production. BALCO’s bauxite mines provide a majority of the bauxite required for BALCO’s smelters. The bauxite is transferred to Vedanta Aluminium’s alumina refinery, which converts the bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to Vedanta Aluminium based on Vedanta Aluminium’s actual cost of production plus a reasonable margin. The remainder of BALCO’s alumina requirements are sourced from third parties. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the captive power plant. BALCO also intends to focus on the production of fabricated products with higher margins.

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

Bauxite Mines

BALCO has two captive bauxite mines, Mainpat and Bodai-Daldali, which provide a majority of BALCO’s bauxite requirements for its metal production. See “—Additional Supply of Alumina.” As the bauxite deposits at these mines occur close to the surface, they are mined by open-pit methods. The mining operation employed is semi-mechanized, where bauxite sorting and sizing are carried out through manual labor. Overburden, which is in the form of soil and laterite, is first excavated by a combination of a shovel or excavator and a dumper in order to expose the bauxite ore. The bauxite ore is then drilled and blasted. The blasted ore is sorted according to grade at the mine-face, and the rejected ore is back-filled into the mine. The overburden is then returned and the area is leveled and reforested. The sorted ore is currently transported by road to Vedanta Aluminium, Langigarh, India for processing.

Alumina Refinery

BALCO’s alumina refinery at Korba uses the conventional high pressure Bayer process to produce alumina from bauxite. In the Bayer process, caustic soda is used to extract the alumina content from ground bauxite, at temperatures suitable for the particular mineralogy of bauxite, after which the resultant sodium aluminate solution is separated from the undissolved residue called red mud. The solution is then subjected to seeded precipitation to produce alumina hydrate, which is then calcined into alumina and transported to the smelter. Operations at the Korba of the refinery were stopped in September 2009.

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

During fiscal 2009 and until June 5, 2009, BALCO also operated a 100,000 tpa aluminum smelter that uses Vertical Stud Soderberg, or VSS, technology to produce aluminum from alumina. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminum fluoride) in a large carbon or graphite lined steel container known as a “pot”. An electric current is passed through the electrolyte at low voltage but at a very high current. The electric current flows between a carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. Molten aluminum is deposited at the bottom of the pot and is siphoned off periodically. The molten aluminum is then taken to a holding furnace, cleaned and sent to the fabrication facility. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminum smelter at Korba. Operations at the Korba aluminum smelter ceased on June 5, 2009. The surplus power generated by the captive power plants at the Korba facility is sold to the Chhattisgarh State Electricity Board, or CSEB, and other third parties. BALCO is in the process of constructing a new 325,000 tpa aluminum smelter using pre-backed GAMI technology along with an associated 1,200 MW power plant at a cost of Rs. 84,500 million ($ 1,660.4 million) to increase production capacity and lower costs of production. The 325,000 tpa aluminum smelter at Korba is expected to be completed for first metal tapping by the third quarter of fiscal 2013.

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

Principal Facilities

Overview

The following map shows the locations of BALCO’s mines and production facilities or production capacities, as applicable, as of March 31, 2012:

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

Since commencing operations, the Mainpat mine has produced approximately 7.2 million tons of bauxite, with production in fiscal 2012 totaling approximately 620,193 tons at 43.9% aluminum oxide. Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities for its operations.

Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

BALCO estimates the reserves at Mainpat as of March 31, 2012 to be 3.3 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately 4.5 years from April 1, 2012.

Total production at the Bodai-Daldali mine since the commencement of production has been 2.9 million tons of bauxite, with production in fiscal 2011 totaling approximately 885,262 tons at 46.3% aluminium oxide. As of the Mainpat mine, manual sorting and sizing of ore is carried out due to the bauxite occurring as boulders, though trials for mechanized crushing and screening on-site are planned. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

BALCO estimates the reserves at Bodai-Daldali as of March 31, 2012 to be 3.7 million tons and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately three years from April 1, 2012.

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

The reserves as of March 31, 2012 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminum price of $ 2,146 per ton, which is the average metal price for the three fiscal years ending March 31, 2012.

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

In fiscal 2012, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 2,064 ($ 40.6) per ton of alumina.

For fiscal 2012, the stripping ratio at the Mainpat mine was 1.0:1.9 with 1.9 tons of waste overburden being removed to mine one ton of ore, while the stripping ratio at the Bodai-Daldali mine was 1.0:3.0 with 3.0 tons of waste overburden being removed to mine one ton of ore. The strip ratio for the remaining reserves at Mainpat is 3.89 tons of waste per ton of ore while at Bodai-Daldali, it is 3.79 tons of waste per ton of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2012:

Mines	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			SIIL Interest	Reserve Life
	Quantity	Alumina	Silica	Quantity	Alumina	Silica	Quantity	Alumina	Silica	%	(years)
	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)
Mainpat	3,044	46.15	4.11	0.324	45.73	3.53	3,368	46.11	4.06		5
Bodai-Daldali	3,294	46.72	3.07	0.418	45.81	2.78	3,712	46.62	2.98		3

Total	6,338	46.45	3.57	0.742	45.78	3.11	7,080	46.38	3.49	51	—

Additional information:

(1)	The reserve estimates presented incorporate the losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimates for bauxite is 44.0%.
(3)	The metallurgical recovery factor for bauxite at both Mainpat and Bodai-Daldali is 65.0%.
(4)	The historic three year average commodity prices is $ 2,146 per ton for bauxite and the currency conversion factor that was used to estimate our reserves was Rs. 45.6 per US dollar.
(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 51.0%.

Korba Facility

Overview

BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility. The following table sets forth the total capacities as of March 31, 2012 at BALCO’s Korba facility:

		Capacity
Facility	Alumina	Aluminum	Captive Power
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	810

Refinery

The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery has been stopped in September 2009.

Smelters

There are two aluminum smelters at Korba. The newer smelter, which uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006. The older smelter was commissioned in 1975, uses the VSS technology to produce aluminum from alumina and had a capacity of 100,000 tpa.

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

Captive Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the coal-based 540 MW captive power plant commissioned in March 2006. Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. The surplus generation from the power plants is supplied to the State Electricity Board and other customers. In April 2008, BALCO entered into two five-year coal supply agreements with SECL for the supply of thermal coal by SECL to BALCO, which represents approximately 57.0 % of its thermal coal requirements, with the remainder obtained through open market purchases and imports of coal.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for the three years ended March 31, 2012:

		For the Year Ended March 31,
Facility	Product	2010	2011	2012
		(tons)
Korba	Alumina(1)	42,893	—	—
	Ingots/Busbar	54,173	27,927	8,671
	Rods	148,279	160,665	167,826
	Rolled products	65,973	66,706	69,157

Total(2)		268,425	255,289	245,654

Notes:

(1)	Reflects alumina production. Alumina that is produced is used in production of aluminum and rolled products. Approximately two tons of alumina is required for the production of one ton of aluminum. During fiscal 2012, 462,269 metric tons of alumina was received from Vedanta Aluminium and the remaining 26, 250 metric tons of alumina was sourced from third parties.
(2)	Reflects total of ingots, rods and rolled products.

The following table sets out the total bauxite ore production for each of BALCO’s mines for the three years ended March 31, 2012:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2010	2011	2012
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	486,429	564,608	620,193
	Ore grade	46.4%	45.8%	43.9%
Bodai-Daldali (Open-pit)	Bauxite ore mined	300,000	506,108	885,261
	Ore grade	46.1%	45.8%	46.3%

Total		786,429	1,070,716	1,505,455

Principal Raw Materials

The principal inputs of BALCO’s operations are bauxite, alumina, power, carbon, caustic soda and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Bauxite

Bauxite is the primary raw material used in the production of alumina. BALCO sources the bauxite required for its alumina refinery from its own mines. BALCO supplies bauxite to Vedanta Aluminium for which a conversion price is paid to Vedanta Aluminium based on Vedanta Aluminium’s actual cost of production plus a reasonable margin and receives alumina production from supplied bauxite.

Alumina

Alumina is the primary raw material used in the production of aluminum. Vedanta Aluminium supplies majority of the alumina requirements (after converting the bauxite supplied by BALCO to Vedanta Aluminium) of BALCO and the remainder of alumina requirements are sourced from third party suppliers. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal 2010, 2011 and 2012, BALCO purchased 192,557 tons, 126,210 tons and 26,250 tons of alumina at an average price of $ 305, $ 360 and $ 535 per ton, respectively, on a cost, insurance and freight or CIF basis at the port of Vizag, India.

Power

Smelting primary aluminum requires a substantial, continuous supply of electricity. A reliable and inexpensive supply of electricity, therefore, significantly affects the viability and profitability of aluminum smelting operations. As a result, power is a key input at BALCO’s Korba facility, where it is provided by one coal-based captive power plant of 540 MW. Our captive power plant has historically been dependent upon coal allocations from Coal India. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. At the time of the allocation, the Ministry of Coal estimated that the coal block allocated to BALCO contained proved reserves of 211 million tons of coal. These allocated coal blocks are regarded as non-reserve coal deposits and is currently in the post-exploration but pre-development stage. We expect mine development activities to commence upon the receipt of all regulatory approvals. Power for BALCO’s mines is provided by on-site diesel generators. However, if such allocation is not available, BALCO will continue to source coal from third parties.

Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through NTPC premises. Arbitration proceedings commenced on May 18, 2009 and are ongoing. The next date of hearing is fixed on August 27, 2012. See “Item 3. Key Information -D. Risk Factors—Risks Relating to Our Business- Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

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

Caustic Soda

Caustic soda is a key raw material used to dissolve the bauxite in the alumina refining process. The caustic soda requirement varies significantly depending on the silica content of the bauxite and the technology employed. Currently BALCO is not sourcing its caustic soda requirements from any manufacturer as the refinery has been stopped for carrying out modernization process.

Other Raw Materials

BALCO also uses other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic markets and BALCO does not foresee any difficulty in securing supplies when needed.

Distribution, Logistics and Transport

Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road approximately 170 kilometers and 260 kilometers, respectively, from the mines to the Korba facility. The alumina purchased from third party suppliers is transported to the Korba facility by rail and ports. BALCO’s aluminum products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.

Sales and Marketing

BALCO’s 10 largest customers accounted for approximately 28.9%, 41.1% and 49.5% of its revenue for aluminum business in fiscal 2010, 2011 and 2012, respectively. No customer accounted for greater than 10.0% of BALCO’s revenue in the last three fiscal years.

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

Projects and Developments

On October 7, 2006, BALCO entered into a MoU with the State Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh at an estimated cost of Rs. 46,500 million ($ 913.7 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our EPC contractor, and Gamon Dunkerley and Company Limited, the sub-contractor are the subject of an investigation by the Chhattisgarh government. We have instituted an enquiry being conducted by IIT Rourkee, an expert in the civil engineering field in India. Work had resumed in January 2010 and the synchronization of the first unit of 300 MW is expected in the first quarter of fiscal 2013 and the remaining three units progressively by fiscal 2013.

In addition, on August 8, 2007, BALCO entered into a MoU with the State Government of Chhattisgarh for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($ 1,591.7 million). The first of two phases of this project has been commenced by BALCO with the setting up of a 325,000 tpa aluminum smelter at an estimated cost of Rs. 38,000 million ($ 746.7 million), which uses pre-baked GAMI technology. BALCO has received environmental clearance for both phases of the project. Construction has commenced and the first metal tapping from the 325,000 tpa aluminum smelter is expected in the third quarter of fiscal 2013.

The estimated cost of building the 325,000 tpa aluminum smelter and 1,200 MW captive power facility is Rs. 84,500 million ($ 1,660.4 million). As of March 31, 2012, Rs. 65,242 million ($ 1,282.0 million) has been spent.

BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. The forest clearance required for the second stage of the coal block allocation is pending. The estimated cost of developing the coal mine is Rs. 7,150 million ($ 140.5 million). As of March 31, 2012, Rs. 565 million ($ 11.1 million) has been spent.

Market Share and Competition

BALCO is one of the four primary producers of aluminum in India and had a primary market share of 18.0% in fiscal 2012, according to AAI. BALCO’s competitors (and their respective primary market shares by volume in India in fiscal 2012) are Hindalco (37.0%), NALCO, a Government of India enterprise (23.0%), and Vedanta Aluminium (22.0%) and subsidiaries of Vedanta.

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

On March 11, 2010, Vedanta Aluminium has acquired 100.0% ownership of Allied Port Services Private Limited, or APSPL. APSPL was merged into Vedanta Aluminium with effect from April 1, 2011 pursuant to the merger approved by the High Court of Madras.

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

In addition, Vedanta Aluminium is investing an estimated Rs, 106,000 million ($ 2,082.9 million) to expand its alumina refining capacity at Lanjigarh to 5 mtpa, subject to government approvals by increasing the capacity of the current alumina refinery from 1 mtpa to 2 mtpa through debottlenecking and by constructing a 3 mtpa alumina refinery and an associated 210 MW captive power plant. The construction of the alumina refinery is on hold.

As of March 31, 2012, Vedanta Aluminium had spent an amount of Rs. 38,734 million ($ 761.1 million) on all the projects at Lanjigarh.

On August 8, 2008, the Supreme Court of India granted clearance to the forest diversion proposal for the conversion of 660.7 hectares of forest land from forestry use to mining use, allowing the sourcing of bauxite which has been mined on the Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, Sterlite was required to pay, from April 2007, the higher of 5% of annual profits before tax and interest from the Lanjigarh project and Rs.100 million ($ 2.0 million) per annum, as a contribution for scheduled area development, as well as Rs.122 million ($ 2.4 million) towards tribal development and Rs.1,055 million ($ 20.7 million) plus expenses towards a wildlife management plan for the conservation and management of wildlife around the Lanjigarh bauxite mine. As of March 31, 2011, an amount of Rs.1,212 million ( $ 23.8 million) has been remitted to the Compensatory Afforestation Fund in compliance with the Supreme Court order. On December 11, 2008, the MoEF granted in-principle approval under the Forest (Conservation) Act, 1980, or the Forest Act. The stage one approval for the conveyor corridor was granted on March 15, 2009.

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

The MoEF on August 24, 2010 rejected the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation, which is one of the sources of supply of Bauxite to Vedanta Aluminium. Against this order of the MoEF, the OMC filed a writ petition in the Supreme Court on October 24, 2010. In the meantime, the MoEF by its order dated July 11, 2011, cancelled the environmental clearance granted to OMC for its Niyamgiri mines. OMC has filed an application in the Supreme Court against this order of the MoEF on August 1, 2011. The next date of hearing for both the writ petition and application filed by the Orissa Mining Corporation has not yet been fixed.

The MoEF has also directed Vedanta Aluminium to maintain status quo on the expansion of its refinery on October 20, 2010. Against this order, Vedanta Aluminium filed a writ petition in the High Court of Orissa and the court dismissed the writ. Vedanta Aluminium made an application to the MoEF to reconsider the grant of the environmental clearance for its alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to Vedanta Aluminium for preparation of the EIA report which is required to be submitted to the Orissa Pollution Control Board for public hearing and after incorporation of the response, submit the final EIA report to the MoEF for environment clearance. Vedanta Aluminium submitted the EIA report to the Orissa Pollution Control Board and the public hearing has been kept on hold on the direction of the MoEF. Vedanta Aluminium is pursuing the matter with the state government.

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

Jharsuguda Aluminum Smelter

500,000 tpa Aluminum Smelter

Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminum smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009. In Phase 2, 228 pots (out of 304 pots) with the associated carbon and cast house facilities have been commissioned from March 1, 2010 in stages. The remaining 76 pots have been commissioned in June 2010. All nine units of 135 MW have been commissioned. The metal production for fiscal 2012 was 429,723 tons including trial run production whereas net generation of captive power plant was 6,818 MU.

1,250,000 tpa Aluminum Smelter

Vedanta Aluminium is also setting up another 1,250,000 tpa aluminum smelter in Jharsuguda at an estimated cost of Rs. 145,000 million ($ 2,849.3 million) which is scheduled for completion by the third quarter of fiscal 2014.

As of March 31, 2012, Vedanta Aluminium had spent an amount of Rs. 102,695 million ($ 2,018.0 million) on all the projects at Lanjigarh and Jharsuguda.

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

Our Commercial Power Generation Business

Overview

Although electricity generation capacity has increased substantially in recent years, the demand for power in India to support its growing economy has in recent years exceeded, and continues to substantially exceed, the available generation supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “—Our Industry—Commercial Power Generation Business—Consumption.” India has large coal resources of 285.8 billion tons as of April 1, 2011, according to Geological Survey of India, and the coal industry is in a process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. To sustain the recent economic growth in India, the Ministry of Power in India has set a target to provide an installed capacity of 212,000 MW by 2012 by adding approximately 100,000 MW of generation capacity from the 2007 installed capacity. As part of the planned target of approximately 100,000 MW of additional capacity by 2012, the Government of India has proposed setting up nine UMPPs. Each of these projects is expected to be commissioned during the period from 2008 to 2012 and nine have already been awarded as of March 31, 2011. The Ministry of Power has initiated the process for two more such UMPPs in the current year.

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

Our Experience with Captive Power Plants

We have been building and managing captive power plants since 1997. As of March 31, 2012, the total power generating capacity of our captive power plants and wind power plants, including the captive power plants of our 29.5%- owned subsidiary Vedanta Aluminium, was 4,730.3 MW, which includes our ten thermal coal-based captive power plants with a total power generation capacity of 4,374 MW.

The following table sets forth information relating to our and Vedanta Aluminium’s existing power plants as of March 31, 2012:

Fiscal Year Commissioned	Capacity		Location	Fuel Used
	(MW)
1988(1)	270		Korba	Thermal Coal
1997	24		Tuticorin	Liquid fuel
2003	14.8		Debari	Liquid fuel
2003	6		Zawar	Liquid fuel
2003	14.8		Chanderiya (2)	Liquid fuel
2005	22.5		Tuticorin	Liquid fuel
2005	154		Chanderiya	Thermal coal
2006	540		Korba	Thermal coal
2007	75	(3)	Lanjigarh	Thermal coal
2007	107.2		Gujarat and Karnataka	Wind (4)
2008	80		Chanderiya	Thermal coal

2009	80		Zawar	Thermal coal
2009	16		Gujarat and Karnataka	Wind (4)
2009	675	(3)	Jharsuguda	Thermal coal
2010	540	(3)	Jharsuguda	Thermal coal
2011	1200	(5)	Jharsuguda	Thermal coal
2011	48		Rajasthan and Karnataka	Wind
2011	160		Dariba	Thermal coal
2012	103		Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (4)
2012	600	(5)	Jharsuguda	Thermal coal

	4,730.3

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001 which is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminum smelter.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Captive power plant of Vedanta Aluminium, our 29.5%-owned subsidiary that is 70.5%-owned and controlled by Vedanta. The Lanjigarh captive power plant is expandable to 90 MW, subject to government approvals.
(4)	Our wind power plants are not for captive use.
(5)	Three units out of the four units (600 MW each) were operational as of March 31, 2012

We have the following power plants under construction:

•	SIIL’s 160 MW coal-based thermal captive power plant at Tuticorin which is currently under construction is scheduled for commissioning by the second quarter of fiscal 2013; and

•

BALCO’s 1,200 MW thermal coal-based captive power plant in the State of Chhattisgarh where the first unit of 300 MW is expected to be synchronised in first quarter of fiscal 2013, and the remaining units progressively by fiscal 2013.

In addition, Vedanta Aluminium is setting up a 210 MW coal-based captive power plant at its second 3.0 million alumina refinery which was to be commissioned in fiscal 2012. Currently, the project is on hold.

Our Plans for Commercial Power Generation

Sterlite Energy—Orissa

In August 2006, our shareholders approved a new strategy for us to enter into the power generation business in India. Sterlite Energy is investing approximately Rs. 82,000 million ($ 1,611.3 million) to build a 2,400 MW thermal coal-based sub-critical power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. As of March 31, 2012, Rs. 75,259.0 million ($ 1,478.9 million) has been spent on the project. The first three units have been commissioned and the remaining unit has been synchronized in last quarter of fiscal 2012 and is currently under trial run. This project is financed by internal sources and through debt financings.

Sterlite Energy is building this power facility in the State of Orissa, which has abundant coal resources estimated at 65.3 billion tons as of April 1, 2008, according to the Geological Survey of India 2008. According to the Energy Information Administration, a statistical agency of the United States Department of Energy, India has the fourth largest coal reserves in the world. According to the Ministry of Coal of the Government of India, the State of Orissa has approximately 24.4% of India’s coal resources of 267.2 billion tons as of fiscal 2009 . The plant would require approximately 12.49 million tpa of coal. Sterlite Energy has applied to the Ministry of Coal for allotments of coal blocks and long-term coal linkages, which are long-term supply contracts for delivery of coal meeting specific contract specifications. In January 2008, the Ministry of Coal jointly allocated the coal blocks in the Rampia and Dip Side Rampia in the State of Orissa to six companies, including Sterlite Energy. Sterlite Energy’s proportionate share would be 112.2 million tons. The coal block is currently in the pre-exploration stage and are regarded as non-reserve coal deposits. The six companies have entered into an agreement regarding the joint allocation through a joint venture company, Rampia Coal Mine and Energy Private Limited, or RCMEPL,

incorporated in February 2008. On April 16, 2008, RCMEPL submitted an application to the Government of Orissa for the grant of a prospecting licence, or a licence for exploration, which is currently pending approval from the regulatory authorities. Once the licence for exploration is issued, RCMEPL will commence exploration activities in the coal block. Upon completion of exploration activities, RCMEPL will apply for the grant of the mining lease and other regulatory approvals for the development and mining of the coal block. We expect the development of the mines to take between three and five years. At the time of the allocation, the Ministry of Coal estimated that the coal block contains non-reserves coal deposits of 645.26 million tons of coal. Additionally, Sterlite Energy has been allotted a coal linkage of 2.57 mtpa for the Jharsuguda project to meet the coal requirements of one of the units of 600 MW of the 2,400 MW power facility. Following our application to the Ministry of Coal for a coal linkage to meet the substantial portion of the remaining coal requirements for the remaining three units, on the recommendation of Standing Linkage Committee in its meeting on January 29, 2010, Mahanadi Coal fields Limited issued the letter of assurance on July 14, 2010 for another 6.94 million tons.

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

Sterlite Energy—Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India. The State of Punjab has a power deficit of supply versus demand, according to the Northern Regional Power Committee of the Government of India. All necessary approvals for the project have been obtained and commissioning of this project will be carried out in stages and is expected to be completed in fiscal 2014 at an estimated cost of Rs. 92,450 million ($ 1,816.7 million).

In November 2009, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with Shandong Electric Power Construction Corporation, or SEPCO, for Sterlite Energy’s Talwandi Sabo thermal power project for Rs. 66,560 million ($ 1,307.9 million). The contract was amended to include an additional unit of 660 MW. The revised cost of the contract was Rs. 87,000 million ($ 1,709.6 million). In view of the current coal and power tariff, we have decided to drop the expansion plan of the fourth unit.

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

As of March 31, 2012, we had spent Rs. 46,110 million ($ 906.1 million) on this project. In September 2008, TSPL entered into a long-term PPA with the Punjab State Electricity Board for the sale of power from the completed power plant. This project is expected to be financed by internal sources and/or debt financing.

HZL—Wind Power Plants

HZL’s board of directors has approved the establishment of wind power plants with a combined capacity of up to 300 MW at an estimated cost of Rs. 16,000 million ($ 314.4 million). As of March 31, 2012, wind power plants with a combined power generation capacity of 274 MW have been commissioned in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of Rs. 14,520 million ($ 285.3 million) as of March 31, 2012. As of March 31, 2011 total commissioned capacity of wind power plant was 171 MW. Further 103 MW has been commissioned during fiscal 2012. The electricity from these wind power plants is sold to SEBs. This project is funded through internal accruals and will benefit from the various tax incentives available under the Income Tax Act.

The entire 151 MW expansion of the wind power generation capacity was commissioned in the last quarter of fiscal 2012 at a capital expenditure cost of Rs. 8,514 million ($ 167.3 million).

Other Opportunities in Power

Vedanta Aluminium entered into an agreement on October 1, 2007 with GridCo for the sale of excess power from one unit of its 75 MW captive power plant at Lanjigarh with a capacity of 30 MW.

Sterlite Energy intends to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including UMPPs or other projects announced by the Government of India or any state government. A recent initiative of the Ministry of Power of the Government of India offers private developers an opportunity to establish a number of UMPPs. Private developers will be selected on the basis of competitive bidding and under the initiative, will have the benefit of the assured purchase of power generated and payment security mechanisms. Nine of such UMPPs have been awarded as of 31st March, 2011 and subsequently no UMPPs have been awarded.

On October 30, 2009, Sterlite Energy filed its draft red herring prospectus with SEBI for a proposed initial public offering of its equity shares for an issue size of Rs. 51,000 million ($ 1,002.2 million) while the permission from SEBI to proceed with the initial public offering lapsed in April, 1 2011.

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

Other Business

Vizag

We incorporated a special purpose vehicle, Vizag General Cargo Berth Private Limited, or VGCB, on April 20, 2010 for the coal berth mechanization project at Vishakhapatnam port. VGCB is owned by SIIL and Leighton Contractors (India) Limited in the ratio of 74:26. The project is to be carried out on design, build, finance, operate, transfer basis and the concession agreement between Vizag Port Trust and VGCB was signed on June 10, 2010. Vizag Port Trust had specified certain conditions to be satisfied, before the concession is awarded to VGCB. VGCB had 120 days from June 10, 2010 to fulfill the conditions. On October 8, 2010, VGCB was awarded with concession after fulfilling conditions precedents of the concession agreement. The project is expected to be completed in fiscal 2013. , following which commercial operations of the mechanized and modernized coal berth is expected to commence. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth shall be 10.18 mmtpa and that the Vishakhapatnam Port Trust will receive 38.10% share of the revenue earned from the berth as royalty. The expected costs for the project is Rs. 6,640 million ($ 130.5 million) of which Rs. 2,634 million ($ 51.8 million) has been spent. Construction has commenced and completion of the berth is expected to be completed in fiscal 2013.

Paradip Port

We incorporated a special purpose vehicle, Paradip Multi Cargo Berth Private Limited, or PMCB, on February 8, 2011 for setting up a multipurpose berth to handle clean cargo including containers at Paradip port, situated in the Jagatsinghpur district of Orissa, on the east coast of India. The project is to be carried out on design, build, finance, operate and transfer basis. PMCB is owned by SIIL and Leighton Contractors (India) Limited in the ratio of 74:26. PMCB is in process of signing the concession agreement in line with request for proposal submitted while bidding for the project and subsequent clarifications from port authorities. The new berth is expected to facilitate the movement of cargo such as aluminium ingots, steel and containers and to have a capacity to handle up to 5.0 mpta of cargo. Upon receipt of environmental approval by the port authority, Paradip Port Trust, the consortium will enter into an agreement with the Paradip Port Trust, to operate the berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. The Paradip Port Trust will receive 23.4% share of the revenue earned from the berth as royalty.

Exploration and Development Activities

We are engaged in ongoing exploration activities to locate additional ore bodies in India, Australia, South Africa, Namibia and Lisheen. We spent approximately Rs. 785 million ($ 15.4 million) in fiscal 2012 on exploration.

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

Under the shareholders’ agreement, the Government of India also granted us two call options to acquire all the shares in HZL held by the Government of India at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of Rs. 3,239 million on November 12, 2003, taking our interest in HZL to 64.9%.

The shareholders’ agreement provides that prior to selling shares in HZL to a third party, either party must first issue a sale notice offering those shares to the other party at the price it intends to sell them to the third party. However, a transfer of shares, representing not more than 5.0% of the equity share capital of HZL, by the Government of India to the employees of HZL is not subject to such right of first refusal by us. The Government of India has transferred shares representing 1.5% of HZL’s share capital to the employees of HZL. The shareholders’ agreement also provides that if the Government of India proposes to make a sale of its shares in HZL by a public offer prior to the exercise of SOVL’s second call option, then we shall have no right of first refusal.

The second call option provides us a right to acquire the Government of India’s remaining 29.5% shareholding in HZL, subject to the right of the Government of India to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the Government of India, we shall be under an obligation to complete the purchase of the shares, if any, then held by the Government of India, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on May 11, 2012 of Rs. 118.90 ($ 2.3) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 1,247,950,590 shares of HZL would be Rs.148,381 million ($ 2,915.7 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, Sterlite may look into alternative means of increasing our ownership interest in HZL.

We have exercised the second call option by a letter dated July 21, 2009. The Government of India has stated that it is maintaining the same stand as in BALCO on the validity of the call option and has refused to act upon the second call option. Consequently, we commenced arbitral proceedings and has appointed its arbitrator. The Government of India has not nominated its arbitrator despite SOVL’s request for it to do so. Thereafter, we filed an arbitration application pursuant to section 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court for constitution of an arbitral tribunal.

The arbitration application was heard on May 18, 2010, and the Government of India informed that they had appointed Justice V N Khare as their arbitrator. By an order dated May 18, 2010, the court directed the parties to appoint mediators for mediation of the dispute. The mediation process was unsuccessful. Consequently an arbitral tribunal was constituted. The tribunal directed us to submit our claim statement and response and has scheduled the next date of hearing on August 11, 2012.

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

Call Option Over Shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the Government of India for a cash consideration of Rs. 5,533 million ($ 108.7 million). On the same day, we entered into a shareholders’ agreement with the Government of India and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the Government of India and are entitled to appoint the managing director. There are various other matters reserved for approval by both the Government of India and Sterlite under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

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

•

the original sale price Rs. 49.01 per share ($ 1.1 per share) together with interest at a rate of 14.0% per annum compounded half yearly from March 2, 2001 to the exercise date, less all dividends received by the Government of India since March 2, 2001 to the exercise date.

Based on a valuation report commissioned by the Government of India and us in December 2007, the fair value of the remaining shares in BALCO held by the Government of India was Rs. 12,438 million ($ 279.3 million).

Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this call option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option, contending that the restriction imposed by the shareholders’ agreement on the transfer of shares violates Section 111A of the Indian Companies Act. As negotiations for an amicable resolution were unsuccessful, on the direction of the court, arbitrators were appointed by the parties, as provided for under the terms of the shareholders’ agreement.

By an award dated January 25, 2011 the arbitral tribunal dismissed our claims on the basis that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violated section 11A(2) of the Indian Companies Act. The award also ruled that the first valuation report of SBI Capital Markets Limited, which valued the shares of the Government of India at Rs. 77.93 per share, was correct and that we had the right to purchase the Government of India’s shares at 75.0% of its valuation. The arbitral tribunal’s ruling in relation to the valuation and our right to purchase at 75.0% is inconsequential as the arbitral tribunal had already made a ruling that our call option was invalid. Following the issuance of the award, we filed an application in the High Court of Delhi to set aside the award. The Government of India also filed an application in the High Court of Delhi to set aside the award relating to the valuation report and our right to purchase the Government of India’s shares at 75.0% of the valuation. The High Court of Delhi has kept the Government of India’s application in abeyance until our application has been determined. Our application is scheduled for final hearing on August 6, 2012. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Employees

As of March 31, 2012, we had 13,525 employees as follows:

Company		Location	Primary Company Function	Total Employees
Copper
	— Sterlite Industries (India) Limited	India	Copper smelting and refining	1,074
	— Copper Mines of Tasmania Proprietary Limited.	Australia	Copper mining	103
	— Fujairah Gold FZE	UAE	Precious metal refinery	44
Zinc
	— Hindustan Zinc Limited	India	Zinc and lead production	6,235
Zinc International
	— Black Mountain Mining Limited	South Africa	Zinc and lead Mining	715
	— THL Zinc Namibia Holdings Proprietary Limited	Namibia	Zinc and lead Mining & refining	733
	— Vedanta Lisheen Holdings Limited (VLHL)	Ireland	Zinc and lead Mining	377
Aluminum
	— Bharat Aluminium Company Limited	India	Aluminum production	3,978
Power
	— Sterlite Energy Limited	India	Commercial power generation	196
	— Talwandi Sabo Power Limited	India	Commercial power generation	70

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

Insurance

We maintain property insurance which protects against losses relating to our assets arising from fire, business interruption, earthquakes or terrorism and freight insurance which protects against losses relating to the transport of our equipment, product inventory and concentrates. However, our insurance does not cover other potential risks associated with our operations. In particular, we do not have insurance for certain types of environmental hazards, such as pollution or other hazards arising from our disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition or results of operations. Moreover, no assurance can be given that we will be able to maintain existing levels of insurance in the future at the same rates. See “Item 3. Key Information -D. Risk Factors—Risks Relating to Our Business- Our insurance coverage may prove inadequate to satisfy future claims against us.”

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

The Government of India announced the National Mineral Policy in 1993. The objective of the National Mineral Policy, which was amended in 2008, is to sustain and develop mineral resources so as to ensure their adequate supply for the present needs and future requirements of India in a manner which will minimize the adverse effects of mineral development on the forest, environment and ecology through appropriate protective measures. The aim of the National Mineral Policy is to achieve zero waste mining and the extraction and utilization of the entire run of mines within a framework of sustainable development through the establishment of a resource inventory and registry to be maintained by the Indian Board of Mines or IBM, manpower development through education and training, infrastructure development in mineral bearing areas and the facilitation of financial support for mining. The Government of India has also made various amendments to India’s mining laws and regulation to reflect the principles underlying the National Mineral Policy. A draft bill has been proposed by the Ministry of Mines to amend the existing Mines and Minerals (Development and Regulation) Act, 1957, which will result in a number of changes in the existing legal regime for the mining sector. Under the Mines and Minerals (Development and Regulation) Bill, 2011, companies will have to provide an amount equal to (i) the royalty in the case of minerals other than coal and (ii) twenty-six percent of profits, in the case of coal, each year to the district level mineral foundation for the purpose of benefits of persons or families having occupation or traditional rights in the mining areas and for local infrastructure. In addition, the central government will be entitled to invite competitive bids for grant of mineral concession in case of coal, and state governments will be entitled to invite competitive bids in case of other minerals. Under this bill, companies will be required to prepare a mining plan in order to carry out mining operations. The mining plan must include a corporate social responsibility document that contains a scheme for annual expenditure by the lessee on socio-economic for the benefit of the host population and for enabling self-employment opportunities.

Mining companies will be required to allot at least one non-transferable share at par to each person of a family affected by mining related operations. The holder of a mining lease shall also be liable to provide employment in addition to other compensation to affected persons or families. This bill also provides for a new concession for technology and investment- intensive exploration for deep deposits called “high-technology reconnaissance-cum-exploration license”.

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

Mines Bill

The Mines (Amendment) Bill, 2011 proposes several amendments to the Mines Act, 1952, including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act, 1952.

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

The MoEF has, by office memorandum (No. J-11013/41/2006-IA.II(I)) dated November 01, 2010, requested State governments to initiate action against projects where substantial progress relating to construction has been made and significant investments been made without obtaining requisite prior environment clearance. The memorandum prescribes the procedure for rectifying instances of non-compliance with the EIA Notification. Prior to environment clearance being granted, the concerned entity would be required to mandatorily highlight the violation before its board of directors or managing director or chief operating officer for consideration of its environmental policy or plan of action, and provide written commitment in the form of a formal resolution, to the MoEF or SEIAA within 90 days from receiving the communication from the MoEF or SEIAA, which will be uploaded onto the websites of the MoEF or SEIAA. If the project proponent does not file a response with the MoEF or SEIAA within 90 days, it will be assumed that the project proponent is no longer interested in pursuing the project and the project file will be closed, after which the procedure for obtaining environment clearance will be required to be initiated afresh if the project proponents are desirous of pursuing the project.

Forest (Conservation) Act, 1980, or Forest Act and the Forest Conservation Rules, 2003

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

Tariff Principles

Under the Electricity Act, CERCs determine tariff for supply of electricity by a generating company (as well as for transmission, wheeling and retail sale of electricity). In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licencee or between licencees, for up to one year. Under guidelines issued by the Ministry of Power (MoP), the determination of tariff for a particular power project depends on the mode of participation in the project, i.e., (i) the MoU route, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments); or (ii) the competitive bidding route, where tariff is market based.

Bidding Route: The Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by Distribution Licencees, 2005, or Bidding Guidelines, envisage two types of bids: Case I bids, where location, technology and fuel are not specified by the procurers, that is, the generating company is free to choose the site and technology for the generation plant; and Case II bids, where procurement is location and fuel specific. The Bidding Guidelines envisage a two-step process – pre-qualification and final bid. For long-term procurement (for seven or more years), a two-stage process featuring separate request for qualification, or RFQ, and request for proposal, or RFP, stages is required. Bidders are required to submit a technical and financial bid at RFP stage. For medium-term procurement (for up to seven years but exceeding one year), the procurer may, at its option, adopt a single-stage tender process (combining the RFP and RFQ processes). Independent Power Producers, or IPPs, may typically bid at two parameters: fixed or capacity charge; and variable or energy charge, which comprises fuel cost for electricity generated. Bidders are typically permitted to quote a base price and an acceptable escalation formula. The MoP has issued guidelines for competitive bidding as well as draft documentation in the form of model PPAs.

MoU Route: The MoU route involves negotiation between the State power utility and developer. Cost determination under the MoU route involves determination of receivables of capital cost and approval of capital costs by CEA, approval of interest rates and local and foreign debt by Central Electricity Authority (CEA), finalizing term of loans and/or other debt, finalizing the extent of foreign exchange protection, fixing operating parameters within prescribed ceilings, identifying deemed generation provisions, evaluating the extent of dispatchability, evaluating the level of incentive payments, identifying change, in law in terms of tax or any other matter, identifying the extent of working capital permissible, evaluating the premium on fuel prices for assured supply, identifying fuel supply and transportation risk and issues, evaluating escalations in operations and maintenance and insurance expenses permissible, evaluating the extent of maintenance of spares permissible, and rebates in respect of prompt payment.

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

Ultra Mega Power Projects

With the aim of meeting India’s significant power requirements, the Government of India proposed the construction of Ultra Mega Power Projects or UMPPs in 2006. The award of the projects is based on competitive bidding processes, with the amount of normalised tariff for 25 years being a significant factor in their selection. UMPPs will be awarded to developers on a build-own-operate basis. Each UMPP will provide power generation capacity of 4,000 MW and use coal as fuel. The Government of India will facilitate land and environmental clearances, off-take agreements, payment security mechanisms and fuel linkages in some cases, to ensure efficient implementation of the UMPPs.

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

The Land Acquisition, Rehabilitation and Resettlement Bill, 2011 was introduced in the Indian Parliament on September 7, 2011. The Bill proposes a unified legislation for acquisition of land and adequate rehabilitation mechanisms for all affected persons and replaces the Land Acquisition Act, 1894. The provisions of the Bill relating to land acquisition, rehabilitation and resettlement shall be applicable in cases when the appropriate government acquires land, (a) for its own use and control, (b) to transfer it for the use of private companies for public purpose, and (c) on the request of private companies for immediate use for public purpose.

The Bill proposes that private companies shall provide for rehabilitation and resettlement if they purchase or acquire land, through private negotiations, equal to or more than 100 acres in rural areas and 50 acres in urban areas. In addition, if such companies request the appropriate government to acquire part of an area for public purpose, they shall be liable for rehabilitation and resettlement of the affected persons, for the area acquired by the government, as well as the land purchased previously through private negotiations.

A maximum of five per cent of irrigated multi-cropped land may be acquired in a district, with certain conditions. In the case of urgency, the Bill proposes that the appropriate government shall acquire the land after 30 days from the date of the issue of the notification (without SIA). The urgency route will only be available for defence, national security, and conditions arising out of a national calamity.

The compensation for the land acquired shall based on the higher of (a) the minimum land value, specified in the Indian Stamp Act, 1899 for the registration of sale deeds; and (b) the average sale price of the higher priced 50% of all sale deeds registered in the previous 3 years for similar type of land situated in the vicinity. This amount is further doubled in case of rural areas. The value of the assets (trees, plants, buildings etc) attached to the land being acquired will be added to this amount. This total amount reached will then be multiplied by two to get the final compensation amount; in case of the urgency route, an additional 75% of the market value shall be given.

C. Corporate Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2012:

(1)	Volcan is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust.
(2)	We have exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.
(3)	We have exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

The principal members of our consolidated group of companies are as follows:

•

SIIL. We are incorporated in Kolkata, State of West Bengal, India, our registered office is in Tuticorin, State of Tamil Nadu, India and we are headquartered in Mumbai. We have been a public listed company in India since 1988 and our equity shares are listed and traded on the NSE and BSE. Our ADSs are listed on the NYSE. Vedanta, through Twin Star and MALCO, owns 58.2 % of our issued share capital and has management control of us. Vedanta’s 58.2% ownership interest in us is equal to the sum of Twin Star’s 54.64% ownership interest in us plus 3.6% ownership interest in us of MALCO. We are a majority-owned and controlled subsidiary of Vedanta. The remainder of our share capital is held by Bhadram Janhit Shalika (previously known as the SIL Employees Welfare Trust), Life Insurance Corporation of India, or LIC, and other institutional and public shareholders (41.8%). We operate our copper business within Sterlite, except for our Australian copper mine, which is owned and operated by our wholly-owned subsidiary CMT.

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

•

HZL. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. SOVL was merged into SIIL with effect from April 1, 2011 pursuant to a merger approved by the Hon’ ble Madras High Court. The remainder of HZL’s share capital is owned by the Government of India (29.5%) and institutional and public shareholders and employees of HZL (5.6%). We have management control of HZL, which owns and operates our zinc business, and a call option to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. We have exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

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

•

Skorpion. Skorpion, previously Anglo Base Namibia Holdings (Proprietary) Limited, previously Ambase Exploration (Namibia) Proprietary Limited was incorporated on June 16, 1998. The company has its headquarters at the Skorpion Zinc mine site, which is situated 25 km north of Rosh Pinah Namibia. The company’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. The company holds the entire share capital in the following companies: Skorpion Zinc Proprietary Limited, Namzinc Proprietary Limited and Skorpion Skorpion Zinc Proprietary Limited is an investment holding company, holding the entire share capital in Namzinc and Skorpion. Namzinc operates a zinc refinery, who procures oxide zinc ore from Skorpion, who in turn extracts the ore from an open pit zinc deposit.

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

•

Vedanta Lisheen Holdings Limited: Lisheen is located in County Tipperary in Ireland, 160 km SW of Dublin, Republic of Ireland Lisheen is a world-class zinc operation, consisting of an underground mine, concentrator and backfill plant, producing approximately 175,000 tons of zinc in concentrate annually. In addition, Lisheen produces 20,000 tons of lead concentrate annually. The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks, mainly limestone, which were formed approximately 320 million years ago. The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine extracts lead and zinc ore from underground, processes this into zinc and lead concentrates and sells these concentrates to smelters and customers in Europe, Asia, North Africa and the US. The deposit was discovered in 1990 and construction commenced in 1997 and in late 1999 production commenced from the two main ore bodies. The production from third ore body was commenced in 2006. The average depth is approximately 190 meters below surface and as pre current planning and financial forecasts the end of production is scheduled to 2015.

The key entities that control us are as follows:

•

Volcan. Volcan was incorporated in the Bahamas on November 25, 1992, and is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, controls the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. Volcan holds 56.6% of the share capital and 63.2% of the voting rights of Vedanta.

•

Vedanta. On April 22, 2003, Vedanta was created as a new company wholly-owned by Volcan. We and a number of other companies owned directly or indirectly by the Agarwal family at that time became subsidiaries of Vedanta. On December 10, 2003, Vedanta completed an initial public offering of its shares in the United Kingdom and its shares were listed on the LSE. As of March 31, 2012, Volcan holds 56.6% of the share capital and 63.2% of the voting rights of Vedanta. Vedanta is a leading metals and mining company that is listed on the LSE and included in the FTSE 100 Index. We are a majority-owned and controlled subsidiary of Vedanta. We are a party to a shared services agreement with Vedanta and other entities regarding the sharing of management services. See “Item 7. Major Shareholders and Related Party Transactions.” In 2004, Vedanta, through its wholly-owned subsidiary, VRHL, acquired 51.0% of KCM, which is incorporated in Zambia. In April 2008, Vedanta acquired a further 28.4% of KCM. KCM is the largest copper metals and mining company in Zambia and exports substantially all of its copper production to the Middle East and Southeast Asia. KCM competes with us on the world copper markets. In April 2007, Vedanta acquired a 51.0% controlling interest in Sesa Goa Limited, which was incorporated in India, is India’s largest private sector iron ore producer and exports substantially all of its iron ore production to leading global steel companies in China, Europe and Japan. In December 2011, Vedanta acquired 58.5% controlling stake in Cairn India, the largest private crude oil producer in India with assets in the State of Rajasthan.

•

MALCO. MALCO was incorporated in 1960 in the State of Tamil Nadu, India where it is also headquartered. MALCO was delisted from the NSE and BSE on June 19, 2009. Vedanta has management control of MALCO. We also have an associate company, Vedanta Aluminium, which is incorporated in the State of Maharashtra, India, and is 70.5% owned by Vedanta through Twin Star and Welter Trading, following a Rs. 4,421 million investment in March 2005. In September 2008, Twin Star sold 25.0% of its interest in Vedanta Aluminium to Welter Trading, a wholly-owned subsidiary of Twin Star. We own the remaining 29.5% non-controlling interest in Vedanta Aluminium. Vedanta Aluminium is part of Vedanta’s consolidated group of companies but is not part of our consolidated group of companies. See “—B. Business Overview—Our Business—Overview.”

D. Property, Plant and Equipment

See “- B. Business Overview—Our Business—Our Copper Business—Principal Facilities,” “- B. Business Overview—Our Business—Our Zinc Business—Principal Facilities” “- B. Business Overview—Our Business—Our Aluminum Business—Principal Facilities.” and “- B. Business Overview—Our Business—Our Zinc International Business—Principal Facilities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS.

Overview

We are a non-ferrous metals and mining company with operations in India, Australia, Namibia, South Africa and Ireland. We also have a non-controlling interest in Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc business in 2002, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal 2011 and the acquisition of our aluminum businesses in 2001, through the Government of India’s privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

Our revenue and operating profit increased from Rs. 244,903 million and Rs. 53,834 million in fiscal 2010 to Rs. 302,472 million and Rs. 67,574 million in fiscal 2011, respectively representing increases of 23.5% and 25.5%, respectively and further increased to Rs. 412,063 million ($ 8,097.1 million) and Rs. 71,294 million ($ 1,400.9 million) in fiscal 2012, respectively representing an increase of 36.2% and 5.5%, respectively.

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation and amortization for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
	2010	2011	2012
	(in percentages)
Revenue:
Copper	53.3	51.8	48.9
Zinc – India	32.4	32.5	27.0
Zinc – International	—	3.3	10.0
Aluminum	11.6	10.0	7.5
Power	2.7	2.4	5.9
Others	—	—	0.7

Total	100.0	100.0	100.0

Operating Profit:
Copper	5.8	13.6	10.9
Zinc – India	81.9	75.3	75.8
Zinc – International	—	2.4	8.4
Aluminum	5.9	5.2	1.9
Power	6.4	3.6	3.1
Others	—	(0.1)	(0.1)

Total	100.0	100.0	100.0

Segment Profit(1) :
Copper	8.3	14.1	10.3
Zinc – India	76.1	69.2	61.5
Zinc – International	—	5.3	18.0
Aluminum	8.9	7.3	4.1
Power	6.7	4.2	6.1
Others	—	(0.1)	—

Total	100.0	100.0	100.0

Note:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating profit to segment profit for the periods presented:

	For the Year Ended March 31,
	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollar in millions)
Copper:
Operating profit	3,138	9,198	7,770	152.6
Plus: Depreciation and amortization	1,982	2,049	2,173	42.8

Segment profit	5,120	11,247	9,943	195.4

Zinc India:
Operating profit	44,071	50,914	54,018	1061.5
Plus: Depreciation and amortization	3,053	4,429	5,236	102.8

Segment profit	47,124	55,343	59,254	1,164.3

Zinc International:
Operating profit	—	1,592	6,008	118.1
Plus: Depreciation and amortization	—	2,655	11,359	223.2

Segment profit	—	4,247	17,367	341.3

Aluminum:
Operating profit	3,189	3,495	1,345	26.4
Plus: Depreciation and amortization	2,310	2,371	2,653	52.2

Segment profit	5,499	5,866	3,998	78.6

Power:
Operating profit	3,445	2,437	2,200	43.2
Plus: Depreciation and amortization	715	917	3,681	72.3

Segment profit	4,160	3,354	5,881	115.5

Others:
Operating profit	(9)	(62)	(47)	(0.9)
Plus: Depreciation and amortization	1	1	1	0

Segment profit	(8)	(61)	(46)	(0.9)

Business Summary

Our company is comprised of the following business segments:

•

Copper. Our wholly-owned copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in the State of Tamil Nadu in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements and a copper rod plant and a precious metal refinery in Fujairah in the UAE. Our primary products are copper cathodes and copper rods. Revenue from our copper business increased from Rs. 156,610 million in fiscal 2011 to Rs. 201,647 million ($ 3,962.4 million) in fiscal 2012 whereas operating profit decreased from Rs. 9,198 million in fiscal 2011 to Rs. 7,770 million ($ 152.7 million) in fiscal 2012, representing increase of 28.8% and decrease of 15.5% respectively. The decrease in operating profit was primarily due to the charge of Rs. 4,233 million ($ 83.2 million) towards Asarco’s claim in fiscal 2012. Revenue and operating profit from our copper business increased from Rs. 130,608 million and Rs. 3,138 million in fiscal 2010 to Rs. 156,610 million and Rs.9,198 million in fiscal 2011, representing increases of 19.9% and 193.1%, respectively.

•

Zinc—India. Our zinc business in India is owned and operated by HZL, India’s leading zinc producer with a 82.0% market share by volume of the Indian zinc market in fiscal 2012, according to ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India with a 29.5% shareholding and institutional and public shareholders holding 5.6%. HZL is a fully integrated zinc producer with operations including four lead-zinc mines, four zinc smelters, two lead smelters, one lead zinc smelter, six sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the state of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar and a silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. HZL’s primary products are zinc, silver and lead ingots. Revenue and operating profit from our Zinc India business increased from Rs. 98,444 million and Rs. 50,914 million in fiscal 2011 to Rs. 111,319 million ($ 2,187.4 million) and Rs. 54,018 million ($ 1,061.5 million) in fiscal 2012, respectively representing increase of 13.1% and 6.1% respectively, Revenue and operating profit for our Zinc India business increased from Rs.79,434 million and Rs. 44,071 million in fiscal 2010 to Rs. 98,444 million and Rs. 50,914 million in fiscal 2011, respectively representing increases of 23.9% and 15.5%, respectively.

•

Zinc—International. In fiscal 2011, we completed the acquisition of the zinc business of Anglo American Plc for a total cash consideration of Rs.69,083 million ($ 1,513.1 million). This acquisition resulted in our 100.0% ownership of the Skorpion mines in Namibia, the 74.0% ownership of BMM, which includes the Black Mountain mine and the Gamsberg project in South Africa and the 100.0% ownership of the Lisheen mine in Ireland. The zinc business of Anglo American Plc has been classified as “Zinc – International”. The revenue and operating profit of the segment Zinc – International increased from Rs. 9,961 million and Rs.1,592 million in fiscal 2011 to Rs. 41,272 million ($ 811.0 million) and Rs.6,008 million ($ 118.1 million) respectively for fiscal 2012 representing an increase of 314.3% and 277.4% respectively. The revenue and operating profit for our Zinc – International business for fiscal 2011 is from the period from the respective date of acquisitions till March 31, 2011.

•

Aluminum. Our aluminum business is primarily owned and operated by BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India. The Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO’s employees. BALCO’s operations include two bauxite mines, one alumina refinery, one aluminum smelters and two captive power plants. Operations at the older 100,000 tpa aluminum smelter was partially suspended from February 2009 and ceased on June 5, 2009. Following the shutdown of the 100,000 tpa aluminum smelter, the 270 MW captive power of BALCO is now used for commercial purpose as power generated by the power plant is sold to third parties. BALCO’s primary products are aluminum ingots, rods and rolled products. Revenue increased from Rs. 30,175 million in fiscal 2011 to Rs. 31,089 million ($ 610.9 million) in fiscal 2012 whereas operating profit decreased from Rs. 3,495 million in 2011 to Rs. 1,345 million ($ 26.4 million) in fiscal 2012, representing an increase of 3.0% and decrease of 61.5 % respectively. Revenue and operating profit increased from Rs. 28,289 million and Rs. 3,189 million in fiscal 2010 to Rs. 30,175 million and Rs. 3,495 million in 2011, representing increase of 6.7% and 9.6% respectively.

•

Power. Our power business is still under development. In respect of Sterlite Energy’s first power project, a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa three units of 600 MW has been commissioned in March 2011, May 2011 and February 2012 respectively and the remaining one unit has already been synchronized in the last quarter of fiscal 2012. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal of the Government of India to support this facility. These allocated coal blocks are regarded as non-reserve coal deposits. Our commercial power generation business also includes 274 MW of wind power plants commissioned by HZL and a 270 MW power plant at BALCO’s Korba facility which was previously used for captive use before the shutdown of the 100,000 tps aluminium smelter at Korba on June 5, 2009.

Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed by fiscal 2014. The project is financed through a mix of internal accruals and external debt. Revenue from our power business has increased from Rs. 7,282 million in fiscal 2011 to Rs. 24,333 million ($ 478.1 million) in fiscal 2012 and operating profit decreased from Rs. 2,437 million in fiscal 2011 to Rs. 2,200 million ($ 43.2 million) in fiscal 2012 representing an increase of 234.2 % and decrease of 9.7 % respectively. Revenue from our power business increased from Rs. 6,572 million in fiscal 2010 to Rs.7,282 million in fiscal 2011 representing an increase of 10.8% and operating profit decreased from Rs. 3,445 million in fiscal 2010 to Rs. 2,437 million in fiscal 2011, representing a decrease of 29.3%.

•	Others. Our other business segment includes infrastructure, paper and other activities.

Recent Developments

Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and a consolidation of various subsidiaries held within Vedanta through a Scheme of Arrangement under Indian law.

Under the Scheme of Arrangement, the following steps are proposed to occur:

(i)	Vedanta’s 70.5 per cent shareholding in Vedanta Aluminium will be consolidated into Sesa Goa in consideration for the issue to Vedanta of 72.3 million Sesa Goa shares;

(ii)	Sterlite will be merged into Sesa Goa, which will be renamed Sesa Sterlite, in consideration for the issue to our shareholders (other than MALCO) of three Sesa Goa shares for every five existing shares of our company and the issue to holders of our ADSs of three Sesa Goa ADSs for every five existing ADSs of our company;

(iii)	MALCO’s power business will be hived off to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

(iv)	MALCO will be merged into Sesa Sterlite in consideration for the issue of 78.7 million Sesa Sterlite shares to shareholders of MALCO;

(v)	Sterlite Energy will be merged into Sesa Sterlite;

(vi)	Vedanta Aluminium’s aluminium business will be demerged into Sesa Sterlite; and

(vii)	Vedanta’s 38.8 per cent shareholding in Cairn India, together with debt of approximately $ 5.9 billion incurred by Vedanta to acquire that interest in Cairn India, will be transferred to Sesa Sterlite for nominal consideration.

The Sesa Goa shares are, and the Sesa Sterlite shares will continue to be, listed on the Bombay Stock Exchange and the National Stock Exchange in India. In connection with the merger of Sterlite into Sesa Goa to form Sesa Sterlite, Sesa Sterlite will establish an ADS facility and its ADSs will be listed on The New York Stock Exchange.

The boards of directors of Sterlite, Sesa Goa and Vedanta have approved the Scheme of Arrangement. The Scheme of Arrangement requires approval from the shareholders of each of our company, Sesa Goa, MALCO and Vedanta Aluminium.

The Scheme of Arrangement also requires court approval. We filed the Scheme with the High Court of Madras on April 23, 2012, the High Court of Orissa on April 24, 2012 and the Goa bench of the High Court of Bombay on April 19, 2012 for their approval and directions for convening the meetings of each companys’ shareholders and creditors, as may be necessary under the applicable laws. The notices of such meetings together with copies of the Scheme of Arrangement and other relevant documentation will be provided to the shareholders, in compliance with the applicable laws and the directions issued by the courts.

In addition to shareholder approval and court approval, the consents of the Competition Commission of India, the Foreign Investment Promotion Board of India, the Bombay Stock Exchange and the National Stock Exchange of India are required to implement certain aspects of the consolidation and re-organization. We received the consent of the Bombay Stock Exchange and the National Stock Exchange of India on April 2, 2012 and Competition Commission of India on April 12, 2012.

Asarco Acquisition

On March 17, 2010, Asarco filed a complaint in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached an agreement dated May 30, 2008 (“May 2008 Agreement”) by, among other things, refusing to pay the $ 2.6 billion purchase price and refusing to assume the liabilities and contractual obligations as allegedly required under the May 2008 Agreement. Asarco is seeking to recover from us and Sterlite USA the damages allegedly suffered by it, as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco claimed these damages to be in the range of $ 533 million to $ 1,509 million and has also claimed applicable pre-judgment interest.

The May 2008 Agreement was only a stalking horse bid, the consummation of which was subject to various approvals from creditors of Asarco’s estate, the U.S. Bankruptcy Court and competition from any other bidders. The reorganization plan proposed by Asarco’s parent companies (“Parent Plan”) was finally approved by the U.S. District Court and was consummated. It paid all the creditors in full along with interest and provided substantial benefits to the equity holders. The Parent Plan provided for a cash contribution of $ 2.205 billion to the estate of Asarco, a promissory note of $ 280 million to the trust set up for the benefit of asbestos claimants, assumption of certain liabilities and waiver of certain claims against Asarco. Asarco’s estate also provided substantial tax benefits to the equity holders. Asarco disclosed in the joint disclosure statement filed by it during the bankruptcy proceedings, in its view that the recovery, if, any, against such potential claims may be approximately $ 100 million.

Further, Asarco terminated the agreement it entered with us on March 6, 2009 (the “March 2009 Agreement”). This agreement superseded the May 2008 Agreement in its entirety. The March 2009 Agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 Agreement. Asarco drew the $ 50 million provided as deposit under this agreement. We filed an application to the U.S. Bankruptcy Court for the return of the $ 50 million drawn by Asarco which was subsequently rejected.

The trial on Asarco’s complaint and our application was completed on August 17, 2011. The U.S. Bankruptcy Court, by its order dated February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.75 million in incidental damages. This amount shall be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.75 million. We and Asarco have filed a notice of appeal against this judgment. Additionally, Asarco filed a motion seeking pre-judgement interest on the incidental damages and for reimbursement of legal fees and expenses of $ 37 million. The U.S. Bankruptcy Court rejected Asarco’s motion for $ 37 million. We have provided for the amount of Rs. 4,233 million ($ 83.2 million) in our consolidated statement of income as part of our administration expenses for fiscal 2012.

Tuticorin Smelter—Madras High Court Order

Various writ petitions were filed before the High Court of Madras between 1996 and 1998 by various non-governmental organisations such as The National Trust for Clean Environment, political parties and some private citizens alleging, among other things, that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air and water pollution and hazardous waste resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin.

On September 28, 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin and following our application to the Supreme Court of India against the order of the High Court of Madras, the Supreme Court stayed the order until further notice. The Supreme Court directed the Tamil Nadu Pollution Control Board , National Environmental Engineering Research Institute and the Central Pollution Control Board to implement certain measures for the improvement of the copper smelter unit at Tuticorin. The copper smelter unit is in the process of complying with such measures issued and the matter isscheduled for hearing in the fourth week of August, 2012.

The stay order granted by the Supreme Court is in effect and the copper smelter plant at Tuticorin continues to operate at rated capacity.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.

Metal Prices, Copper TcRc and Power Tariff

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

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 92.0% of our copper concentrate requirements in fiscal 2012, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
	2010	2011	2012
	(in US cents per pound)
Copper TcRc	13.6	11.9	14.5

The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 8.0% of our copper concentrate requirements in fiscal 2012 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2015 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	For the Year Ended March 31,
	2010	2011	2012
	(in US dollars per ton)
Copper LME	6,112	8,138	8,475

Zinc and Aluminum

The revenue of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and lead and silver prices and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and in fiscal 2012, sourced 5.0% of its alumina requirements from third party suppliers and the remaining was alumina supplied by Vedanta Aluminium. BALCO supplies bauxite to Vedanta Aluminium for payment of a conversion price by BALCO to Vedanta Aluminium based on Vedanta Aluminium’s actual cost of production plus a reasonable margin. BALCO then receives alumina from Vedanta Aluminium. Going forward, we expect BALCO to source all or a majority of its alumina requirements from Vedanta Aluminium by supplying bauxite to Vedanta Aluminium for conversion. For the portion of our aluminum business where the alumina is sourced from BALCO’s own bauxite mines , profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, transportation costs, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, , profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
	2010	2011	2012
	(in US dollars per ton/ ounce)
Zinc LME	1,936	2,185	2,098
Aluminum LME	1,868	2,257	2,313
Lead LME	1,990	2,244	2,269
Silver LBMA*	—	23.9	35.3

*	silver is denominated in $/ ounce

India Market Premium

Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell as large quantities of our products in India.

Hedging

We engage in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Qualitative Analysis—Commodity Price Risk.”

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission (“CERC”) determine tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for upto one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets. The average power realization price for the years ended March 31, 2011 and 2012 was Rs. 3.38 and Rs. 3.39 respectively.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge and refining charge (TcRc) that we negotiate with our suppliers, including with CMT, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with both external suppliers and CMT exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of longterm and spot contracts. Our aluminum business, which has high energy consumption due to the power intensive nature of aluminum smelting, sources approximately 57.0% of its thermal coal requirement from a subsidiary of Coal India under a five year supply agreement entered into in April 2008. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

However, in January 2006, we were allotted a 31.5 million ton share in the Madanpur coal block for use in HZL’s captive power plant. This allocated coal block is regarded as non reserve coal deposits and is currently in the post-exploration but pre-development stage. The forest diversion proposal was rejected by the MoEF by a letter dated December 30, 2009. The environmental clearance and approval for forest diversion were rejected by the MoEF and thus a letter of rejection was issued by the state government on January 23, 2010. We have made our submissions to the MoEF to reconsider the case. Thereafter, the Prime Minister’s Office also constituted a committee to review the rejection of the environmental clearances. Based on the latest guidelines by Ministry of Coal, we have resubmitted our proposal to the state government and the same is currently under review. The Prime Minister’s Office also constituted a committee to resolve the issue of forest clearance which is now being discussed at the committee meetings.

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

For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “Government Policy—Taxes and Royalties.”

Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs. We outsource a majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.

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

The following table sets forth our average realized TcRc and cost of production for each of our metals for each of the last three fiscal years:

	For the Year Ended March 31,
	Unit of Measurement	2010	2011	2012
	(in US dollars per ton, except as indicated)
Treatment charge and refining charge (TcRc):(1)	¢/lb	13.6	11.9	14.5
Cost of production:(2)
Copper smelting and refining(2)	¢/lb	10.5	4.0	0.0
Zinc India (2)	$	850	990	1,010
Zinc International(2)	—	—	1,077	1,069
Aluminum(2)	$	1,542	1,784	1,997
Power(2)	Rs./unit	—	—	2.62

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production is not a recognized measure under IFRS. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

Cost of production as reported for our metal products consists of:

•	direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses) and

•	excludes depreciation and finance costs.

Further these costs are offset for any amounts we receive upon sale of immaterial by-products from such operations. We explain the cost of production for each metal as set forth below:

•	In the case of copper, cost of production relates only to our custom smelting and refining operations (and not for our mining operations), and consists of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Revenue earned from the sale of by-product, sulphuric acid, and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Revenue earned from by-product, sulphuric acid, is deducted from the cost of production. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal. Our Zinc India segment also includes lead and silver. However, the cost of production presented for Zinc India operations does not include lead and silver.

•	Our Zinc International operations consists of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching refining and electrowinning process. Skorpion does not produce any material by-products. Black Mountain mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Black Mountain mine consists of direct mining costs, concentrate costs, direct services cost and allocated indirect costs. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. The by-product revenue of lead and silver are credited to the cost of production. Royalties paid are excluded from the cost of production of zinc as the same is levied on turnover. The total cash cost is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production per ton of zinc metal produced or zinc metal in zinc concentrate produced.

•	In the case of aluminum, cost of production for BALCO’s smelters includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminum metal. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to determine the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production.

Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

•	Cost of production of power for Sterlite Energy’s power plant (and not for the 274 MW HZL power plant and the 270 MW BALCO power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating , maintenance and manpower costs. The total costs is divided by the total net units generated to calculate the cost of production per unit of energy produced.

The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

	Year Ended March 31,
	2010		2011		2012
	(Rs.) (in millions, except production output and cost of production)		(Rs.) (in millions, except production output and cost of production)		(Rs.) (in millions, except production output and cost of production)
Copper(2):
Segment sales	Rs.	130,608	Rs.	156,610	Rs.	201,647
Less:
Segment profit		(5,120)		(11,247)		(9,943)

		125,488		145,363		191,704
Less:
Purchased concentrate/rock		(114,923)		(135,651)		(181,766)
By-product/free copper net sale		(1,981)		(4,686)		(6,685)
Cost for downstream products		(1,543)		(1,638)		(1,481)
Others, net		(3,386)		(2,153)		(1,773)

Total	Rs.	3,655	Rs.	1,235	Rs.	(1)

Production output (in tons)		334,202		303,991		325,877
Cost of production(a)		10.46 ¢/lb		4.0 ¢/lb		0.0 ¢/lb
Zinc – India(2):
Segment sales	Rs.	79,434	Rs.	98,444	Rs.	111,319
Less:
Segment profit		(47,124)		(55,343)		(59,254)

		32,310		43,101		52,065
Less:
Cost of tolling including raw material cost		—		—		—
Cost of intermediary product sold		(3,060)		(3,350)		(3,270)
By-product revenue		(1,871)		(3,762)		(5,315)
Cost of lead metal sold		(2,652)		(3,028)		(5,260)
Others, net		(1,406)		(815)		(1,481)

Total	Rs.	23,321	Rs.	32,146	Rs.	36,739

Production output (in tons)		578,411		712,471		758,716
Cost of production (per ton)(a)		$850		$990		$1,010
Zinc – International(2):
Segment sales		—	Rs.	9,961	Rs.	42,771
Less:
Segment profit		—		(4,247)		(17,367)

		—		5,714		25,404
Less:		—
Cost of intermediary product sold		—		(82)
TcRc						4,340
By-product revenue		—		(706)		(1,621)
Cost of lead metal sold		—		(453)		(6,240)
Royalty		—		(197)		(1,212)
Others, net		—		(345)		(2,228)

Total		—		3,931		18,443

Production output (in tons)		—		809,066		359,728
Cost of production (per ton)(a)		—		$1,077		$1,069
Aluminum(2):
Segment sales	Rs.	28,367	Rs	30,245	Rs	31,119
Less:
Segment profit		(5,499)		(5,866)		(3,998)

		22,868		24,379		27,121
Less:
Cost of intermediary product sold		(304)		—
By-product revenue		(126)		(229)		(290)
Cost for downstream products		(1,767)		(2,597)		(2,674)
Others, net		(1,455)		(973)		(542)
Total	Rs.	19,216	Rs.	20,580	Rs.	23,615

Production output (hot metal) (in tons)		262,760		253,157		246,579

Cost of production (per ton)(a)		$1,542		$1,784		$1,997
Power(2)
Segment Sales						25,461
Less: Segment profit						(5,881)
						19,580
Less: cost of power for BALCO and HZL						(5,469)
Others						(1,572)
Total						12,539
Production output (in MU)						4,790
Cost of production (per unit)					Rs.	2.62

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or RBI, reference rates for the years ended March 31, 2009, 2010, 2011 and 2012 of Rs. 45.91 per $ 1.00, Rs. 47.42 per $ 1.00, Rs. 45.58 per $ 1.00 and Rs. 47.95 per $ 1.00, respectively.
(b)	Production does not include units generated from the 274 MW HZL wind power plant and 270 MW BALCO power plant.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Perunit production costs are significantly affected by changes in production volumes in that higher volumes of production generally reduce the perunit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. For example, operations at BALCO’s older 100,000 tpa aluminum smelter were partially suspended on February 2009 and ceased on June 5, 2009. The following table summarizes our production volumes for our primary products for the last three fiscal years:

		For the Year Ended March 31,
	Product	2010	2011	2012
	(tons)
Copper	Copper cathode(1)	334,202	303,991	325,877
	Copper rods	196,882	187,892	161,421
Zinc India	Zinc	578,411	712,471	758,716
	Lead	64,319	57,294	92,099
Zinc International
— Skorpion	Zinc	—	49,698	144,755
— BMM	Copper(3)	—	673	2,709
	Zinc(3)	—	7,593	31,769
	Lead(3)	—	9,324	53,578
— Lisheen	Zinc(3)	—	22,775	183,206
	Lead(3)	—	3,913	30,202
Aluminum	Ingots	54,173	27,927	8,671
	Rods	148,279	160,665	167,826
	Rolled Products (2)	65,973	66,706	69,157

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(2)	Includes production capitalized in fiscal 2011 and 2012 of 8,856 tons and 6,478 tons respectively.
(3)	Refers to mined metal content in concentrate.

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

	January 22, 2007 to April 28, 2008	April 29, 2008 to January 2, 2009	January 3, 2009 to February 28, 2011	March 1, 2011 to Present
Copper	5.00%	5.00%	5.00%	5.00%
Copper concentrate	2.00%	2.00%	2.00%	2.50%
Zinc	5.00%	0.00%	5.00%	5.00%
Aluminum	5.00%	5.00%	5.00%	5.00%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, or CVD, of 12.0% (prior to February 27, 2010 the CVD was 8.0%, from February 27, 2010 to March 17, 2012 the CVD was 10%) of the assessable value and basic custom duty, which is levied on imports in India. Education cess and secondary and higher education cess on CVD is reduced to nil from March 17, 2012 (prior to March 17, 2012 it was 3% of CVD).

In January 2004, the special additional duty, of 4.0% which was also levied on imports of copper, zinc and aluminum was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce or abolish customs duties on copper and aluminum in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

On February 28, 2011, the Indian government announced the following changes which took effect from March 1, 2011:

•	There will be a 1.0% excise duty on fly ash.

•	The import duty on copper concentrate and rock phosphate will be increased from 2.0% to 2.5%.

Export Incentives

The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal 2011 and 2012, exports accounted for 41.3% and 51.3%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the FOB value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006 to August 31, 2008		September 1, 2008 to September 19, 2010		September 20, 2010 to September 30, 2011		October 1, 2011 to Present
	(percentage of FOB value of exports)
Copper cathode	2.2	%(1)	2.2	%(3)	2.0%		2.0	% (6)
Copper rods	2.2	%(2)	2.2	%(4)	2.2	%(5)	2.0%

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.
(2)	Subject to a cap of Rs. 7,760 per ton.
(3)	Subject to a cap of Rs. 7,000 per ton.
(4)	Subject to a cap of Rs. 9,800 per ton.
(5)	Subject to a cap of Rs. 7,500 per ton.
(6)	Subject to a cap of Rs. 8,000 per ton.

In fiscal 2011 and 2012, exports accounted for 38.2% and 33.7% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2007 to November 03, 2008	November 4, 2008	November 5, 2008 to September 30, 2011	October 1, 2011 to Present
	(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	3.0%	2.0%
Zinc ingots	5.0%	4.0%	5.0%	2.0%
Lead concentrate	3.0%	3.0%	3.0%	2.0%

In fiscal 2011 and 2012, exports accounted for 1.8% and 2.2% respectively, of our aluminum business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	October 9, 2007 to September 30, 2011	October 1, 2011 to Present
	(percentage of FOB value of exports)
Aluminum ingots	3.0%	2.0%
Aluminum rods	5.0%	2.0%
Aluminum rolled products	4.0%	3.0%

The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.

Taxes and Royalties

Income tax on Indian companies during fiscal 2012 was charged, at a statutory rate of 30.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 32.5%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax (MAT), whichever is greater. The effective MAT rate during fiscal 2012 was, 20.01% of the book profits as prepared under generally accepted accounting principles in India, or Indian GAAP. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

A tax on dividends declared and distributed by Indian companies during fiscal 2012 is charged at an effective tax rate of 16.2%. This tax is payable by the company declaring, distributing or paying the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Finance Bill 2012 proposes that if a company receives a dividend from any of its subsidiaries during the year, and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company shall not be subject to dividend tax.

We currently pay an excise duty of 12.0% (prior to December 6, 2008 the excise duty was 14.0%, from December 6, 2008 to February 23, 2009, the excise duty was 10.0%, from February 24, 2009 to February 26, 2010, the excise duty was 8.0%, from February 27, 2010 to March 16, 2012 the excise duty was 10%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale. We charge the excise duty and additional charge to our domestic customers.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL mines are located, at a rate of 8.4% with effect from August 13, 2009 (which was 6.6% prior to August 13, 2009) of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (which was 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We pay royalties to the state government of Tasmania in Australia based on the operations at CMT at a rate equal to (a) the sum of (x) 1.9% (1.6% upto December 31, 2011) of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.35% (5.0 % up to December 31, 2011) of revenue, effective from January 1, 2012. Our royalties in Zinc International business are 3.0%, 7.0% and 3.5% by Skorpion, BMM and Lisheen respectively.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly established units in certain geographical areas are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	investments in projects where alternative energy such as wind energy is generated can claim large tax depreciation in the first year of operations (removed with effect from April 1, 2012); and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.

We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within SIIL and in some of our operating subsidiaries such as BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, has benefited from its 100.0% export unit status, where profits on export sales are exempt from tax for a specified period. The export unit status expired on March 31, 2011. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar and silver refinery, zinc and lead melting casting plant at Pantnagar in the State of Uttarakhand in North India. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. In addition, a large part of SIIL’s and HZL’s investment of surplus cash are in tax exempt instruments.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar South African Rand and Namibian dollar has the opposite effect on our results of operations. For more information on the fluctuations in the value of the Indian Rupee against the US dollar, the Australian dollar, South African Rand and Namibian dollar, see “Item 10. Additional Information—D. Exchange Controls—Exchange Rates.”

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

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. In the course of preparing these financial statements, our management has made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our significant accounting policies, see note 3 to our consolidated financial statements included in this annual report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

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

We also review our property, plant and equipment, including mine properties, for possible impairment if there are events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. In assessing property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, our business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, increase in cost, discount rate, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could have an impact on the carrying value of the assets.

Investment in Vedanta Aluminium

Due to the ongoing delay in obtaining approval for the Niyamgiri mines and expansion of the alumina refinery, we have reviewed the carrying value of our investments in Vedanta Aluminium for any impairment, and have concluded that no impairment is currently considered necessary based on the possible alternate source of obtaining bauxite and expectation of obtaining the necessary approvals for the alumina refinery expansion in due course.

Contingencies and Commitments

We have significant capital commitments in relation to various capital projects which are not recognized on the consolidated statements of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against us. Guarantees are also provided in the normal course of business. There are certain obligations which the management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which we are involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

Income Tax

In preparing the consolidated financial statements, we recognize the income taxes in each of the jurisdictions in which we operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Restoration, Rehabilitataion and Environmental Costs

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting our obligations at that time. A corresponding provision is created on the liability side. The capitalised asset is charged to the income statement over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

Retirement Benefits

The Company operates or participates in a number of defined benefit and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined separately each year for each plan using the projected unit credit method by independent qualified actuaries.Actuarial gains and losses arising in the year are recognised in full in the statement of income for the year. For defined contribution schemes, the amount charged to the statement of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Year Ended March 31,
	2010	2011	2012
	(in percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0	100.0
Cost of sales	(74.3)	(74.8)	(77.6)
Other operating income	0.8	0.8	0.3
Distribution expenses	(1.2)	(1.2)	(1.8)
Administration expenses	(3.3)	(2.5)	(3.6)

Operating profit	22.0	22.3	17.3
Investment and other income	5.6	7.3	7.0
Finance and other costs	0.1	0.4	(2.9)
Share in profit/(loss) of associates	0.8	(1.0)	(2.1)

Profit before taxes	28.5	28.9	19.3
Income Tax expense	(5.4)	(6.2)	(4.9)
Profit for the period	23.1	22.7	14.4
Profit attributable to:
Equity holders of the parent	16.1	16.1	9.5
Non-controlling interest	7.1	6.6	4.9

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

	For the Year Ended March 31,
	2010		2011		2012
	(in millions, except percentages)
	Revenue (in Rs.)	% of Revenue	Revenue (in Rs.)	% of Revenue	Revenue (in Rs.)	Revenue (in $)	% of Revenue
India	155,218	63.4%	187,454	62.0%	229,163	4,503.1	55.6%
Far East(1)	43,242	17.7%	32,488	10.7%	76,845	1,510.0	18.7%
Other(2)	46,443	19.0%	82,530	27.3%	106,055	2,084.0	25.7%
Total	244,903	100%	302,472	100%	412,063	8,097.1	100%

Notes:

(1)	Far East includes a number of countries, primarily China, South Korea, Malaysia, Singapore, Vietnam, Thailand and Taiwan.
(2)	Other primarily include Nigeria, Belgium, Switzerland, Netherlands, Italy, South Africa, Saudi Arabia, Oman, Turkey, UAE, Kenya, Sri Lanka and Nepal

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our three primary businesses, the percentage of the revenue of such business accounted for by the 10 largest customers of such business.

	Year Ended March 31,
	2010	2011	2012
	(% Percentage)
Consolidated	29.1	38.2	21.9
Copper	27.2	33.5	39.5
Zinc – India	32.3	36.5	39.3
Zinc – International	—	96.0	58.4
Aluminum	28.9	49.3	49.5
Power	—	—	82.7

Except for one customer who accounted for 15.4% and 11.8% of our revenue for our copper business for fiscal 2011 and 2012 respectively, no single customer accounted for 10.0% or more of our revenue on a consolidated basis or for any of our primary businesses in any of the periods indicated.

Comparison of years ended March 31, 2011 and March 31, 2012

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from Rs. 302,472 million in fiscal 2011 to Rs. 412,063 million ($ 8,097.1 million) in fiscal 2012, an increase of Rs. 109,591 million, or 36.2%. Revenue increased in fiscal 2012 as Zinc India, Zinc International and power businesses had higher volume growth with several of our growth projects commencing operations and ramping up production, the volume growth in power business at Sterlite Energy after the commencement of two units of 600 MW each, significant increase in revenues of silver production in our Zinc India business and the successful integration of the Zinc International business acquired in the second half of fiscal 2011.

Other operating income decreased from Rs. 2,366 million in fiscal 2011 to Rs. 1,398 million ($ 27.5 million) in fiscal 2012, a decrease of Rs. 968 million, or 40.9%. The decrease was primarily due to foreign exchange losses because of rupee depreciation against the US dollar.

Operating profit increased from Rs. 67,574 million in fiscal 2011 to Rs. 71,294 million ($ 1,400.9 million) in fiscal 2012, an increase of Rs. 3,720 million, or 5.5%. The increase in operating profit was primarily due to higher volumes from zinc and silver operations of our Zinc India business, higher operating profits from the Zinc International business as the acquisition was completed in the second half of fiscal 2011 and higher operating profits from the power business due to commissioning of two more 600 MW units at Sterlite Energy. The higher operating profit was offset by lower operating margins from the aluminium business due to lower LME, higher cost of production and charge of Rs. 4,233 million on account of the adverse court ruling in Asarco’s case. Operating margin decreased from 22.3% in fiscal 2011 to 17.3% in fiscal 2012 as a result of a decrease in the operating margins in all businesses.

Contributing factors to our consolidated operating income were as follows:

•

Cost of sales increased from Rs. 226,134 million in fiscal 2011 to Rs. 319,719 million ($ 6,282.6 million) in fiscal 2012, an increase of Rs. 93,585 million, or 41.4%. Cost of sales increased primarily due to higher input costs, higher royalty costs, higher costs due to increase in volume at our Zinc India business, power business and Zinc International business due to the acquisition of Zinc International business in the second half of fiscal 2011. Cost of sales as a percentage of revenue increased from 74.8% in fiscal 2011 to 77.6% in fiscal 2012.

•

Distribution expenses increased from Rs. 3,516 million in fiscal 2011 to Rs.7,446 million ($ 146.3 million) in fiscal 2012, an increase of Rs. 3,930 million, or 111.8%. As a percentage of revenue, selling and distribution expenses increased from 1.2 % in fiscal 2011 to 1.8 % in fiscal 2012 due to expenditure from the Zinc International business acquired in the second half of fiscal 2011 and higher distribution costs for the power business.

•

Administration expenses increased from Rs.7,614 million in fiscal 2011 to Rs. 15,002 million ($ 294.8 million) in fiscal 2012, an increase of Rs. 7,388 million, or 97.0%, As a percentage of revenue, administration expenses increased from 2.5% in fiscal 2011 to 3.6% in fiscal 2012 due to the charge of Rs. 4,233 million with respect to the claim made by Asarco and higher administrative costs from the Zinc International business acquired in the second half of fiscal 2011.

Copper

Revenue in the copper segment increased from Rs. 156,610 million in fiscal 2011 to Rs. 201,647 million ($ 3,962.4 million) in fiscal 2012, an increase of Rs. 45,037 million, or 28.8%. This increase was primarily due to the increase in production of cathodes supplied to growing power sector, higher sales in Fujairah, higher LME prices of copper and reflecting the impact of the planned bi-annual plant maintenance shutdown for 26 days in June and July 2010 and a temporary shutdown pursuant to the order of the High Court in September 2010 and higher LME prices of copper. Specifically:

•

Copper cathode production increased from 303,991 tons in fiscal 2011 to 325,877 tons in fiscal 2012, an increase of 7.2%. The production in fiscal 2011 was low primarily due to the planned bi-annual plant maintenance shut down for 26 days in June and July 2010 and stabilization issues faced during post shut down ramp-up. Copper cathode sales increased from 116,590 tons in fiscal 2011 to 159,004 tons in fiscal 2012, an increase of 36.0%, due to increased production.

•

Production of copper rods decreased from 187,892 tons in fiscal 2011 to 161,421 tons in fiscal 2012, a decrease of 14.1%. Copper rod sales decreased from 186,737 tons in fiscal 2011 to 161,514 tons in fiscal 2012, a decrease of 13.5%. The rod sales decreased as we preferred to sell cathodes in view of better realization from the export market.

•

Sales of copper in the Indian market decreased from 206,653 tons in fiscal 2011 to 197,434 tons in fiscal 2012, a decrease of 4.5%, and our exports increased from 96,674 tons in fiscal 2011 to 123,084 tons in fiscal 2012, an increase of 27.3%. We also carried out tolling of 4,581 tons of copper cathode. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales decreased from 68.1% in fiscal 2011 to 61.6% in fiscal 2012.

•	The daily average copper cash settlement price on the LME increased from $ 8,138 per ton in fiscal 2011 to $ 8,475 per ton in fiscal 2012, an increase of 4.1%.

Operating profit in the copper segment decreased from Rs. 9,198 million in fiscal 2011 to Rs. 7,770 million ($ 152.7 million) in fiscal 2012, a decrease of Rs. 1,428 million, or 15.5%. Operating margin decreased from 5.9% in fiscal 2011 to 3.9% in fiscal 2012. The decrease was primarily due to provision of 4,233 million during the current year on account of the adverse court ruling in Asarco’s claim, higher costs at our CMT mines offset by improvement in margins due to increase in price and volumes, decrease in production costs and higher realization of suphuric acid. In particular:

•	TcRc rates increased from an average of 11.9¢/lb realized in fiscal 2011 to an average of 14.5 ¢/lb realized in fiscal 2012.

•

Cost of production, which consists of cost of smelting and refining costs, decreased significantly from 4.0 ¢/lb in fiscal 2011 to 0.0 ¢/lb in fiscal 2012, primarily due to higher realization on the sale of sulphuric acid by-product and higher metal recoveries.

Zinc India

Revenue in the zinc India segment increased from Rs. 98,444 million in fiscal 2011 to Rs. 111,319 million ($ 2,187.4 million) in fiscal 2012, an increase of Rs. 12,875 million, or 13.1%. This increase was primarily due to an increase in sales volume in both domestic and export volumes, increase in lead sales from the new lead smelter at Dariba and depreciation of the Indian rupee against the US dollar by 5.0% between 2011 and 2012. Specifically:

•

Zinc ingot production increased from 712,471 tons in fiscal 2011 to 758,716 tons in fiscal 2012, an increase of 6.5%, due to ramp-up of production from our first zinc smelter at Dariba and improved operational efficiencies. Zinc ingot sales increased from 712,603 tons in fiscal 2011 to 758,499 tons in fiscal 2012, an increase of 6.4%, enabled by the higher production and strong market demand in India as well as in the rest of Asia.

•

Zinc ingot sales in the domestic market increased from 411,617 tons in fiscal 2011 to 438,171 tons in fiscal 2012, an increase of 6.5%. Our domestic sales as a percentage of total sales remained constant in fiscal 2011 and in fiscal 2012. Export sales increased from 300,986 tons of zinc in fiscal 2011 to 320,328 tons of zinc in fiscal 2012, an increase of 6.4% due to increased production.

•	The daily average zinc cash settlement price on the LME decreased from $ 2,185 per ton in fiscal 2011 to $ 2,098 per ton in fiscal 2012, a decrease of 4.0%.

•

Zinc concentrate sales decreased from 65,957 dry metric tons in fiscal 2011 to nil in fiscal 2012. This decrease was primarily due to higher captive consumption. We sold surplus lead concentrate of 38,457 dry metric tons in fiscal 2011 and 10,086 dry metric tons in fiscal 2012 to third parties. This decrease in concentrate sales was due to higher captive consumption on account of higher capacities available from the new ramped up smelters.

•

Lead ingot production increased from 57,294 tons in fiscal 2011 to 92,099 tons in fiscal 2012, an increase of 60.8%, due to the ramp up of the new lead smelter at Dariba. Lead ingot sales increased from 57,229 tons in fiscal 2011 to 91,701 tons in fiscal 2012, an increase of 60.2%, due to increase in production.

•

Silver ingot production increased from 148,082 kilograms in fiscal 2011 to 206,945 kilograms in fiscal 2012, an increase of 39.8%, primarily due to higher silver content in the mined ore. The daily average silver London Bullion Metal Association, or LBMA, price increased by 32.3% in fiscal 2012 as compared to fiscal 2011. Sale of silver ingots increased from 146,558 kilograms in fiscal 2011 to 205,691 kilograms in fiscal 2012, an increase of 40.3% enabled by the increase in production.

•	The daily average lead cash settlement price on the LME increased from $ 2,244 per ton in fiscal 2011 to $ 2,269 per ton in fiscal 2012, an increase of 1.1%.

•	The daily average silver LBMA prices increased from $ 23.9 per ounce in fiscal 2011 to $ 35.3 per ounce in fiscal 2012 an increase of 48.0%.

Operating profit in the zinc segment increased from Rs. 50,914 million in fiscal 2011 to Rs. 54,018 million ($ 1,061.5 million) in fiscal 2012, an increase of Rs. 3,104 million, or 6.1%. Operating margin decreased from 51.7% in fiscal 2011 to 48.5% in fiscal 2012. The increase in operating income was primarily due to the higher sales volume, higher improved by-product, offset by higher cost of production. The operating margins decreased due to higher cost of production.

Zinc International

On May 10, 2010, we agreed to acquire various zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain Mine and the Gamsberg Project, in South Africa and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of Skorpion by SIL, a wholly-owned subsidiary of Sterlite at a consideration of Rs. 32,098 million ($ 706.7 million). On February 04, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net of refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs.25,020 million ($ 546.2 million) . The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.For further information, see “Item 4. Our Business – Our Zinc International Business”.

Revenue and operating profit in the Zinc International business segment was Rs. 41,272 million ($ 811 million) and Rs. 6,008 million ($ 118.1 million) in fiscal 2012 respectively. Revenue and operating profit in the Zinc International business segment was Rs. 9,961 million and Rs. 1,592 million in fiscal 2011 respectively for the period from the respective acquisition dates till March 31, 2011.Revenue and operating profits increased on account of higher volumes from the Zinc International business during fiscal 2012 as the Zinc International business was acquired during the second half of fiscal 2011.

Aluminum

Revenue to external customers in the aluminum segment increased from Rs. 30,175 million in fiscal 2011 to Rs. 31,089 million ($ 610.9 million) in fiscal 2012, an increase of Rs. 914 million, or 3.0%. This increase was primarily due to the 2.48% increase in average LME prices and depreciation of the Indian rupee against the US dollar by 5.0% offset by decrease in sales volume as compared to the previous year. Specifically:

•

Aluminum production decreased from 255,298 tons in fiscal 2011 to 245,654 tons in fiscal 2012, a decrease of 3.8%, primarily due to lower production of hot metal. However, the production of value added products at 96.0% in fiscal 2012 as against 89.0% in fiscal 2011 primarily due to the process improvement and introduction of copper ring mould in wire rod mills to enhance the quality of our valued added products.

•

Aluminum sales decreased from 247,412 tons in fiscal 2011 to 239,335 tons in fiscal 2012, a decrease of 3.3%, due to captive consumption of 5,321 MT of rolled products and 1,157 MT busbars in the smelter expansion project. Sales of aluminum ingots decreased from 26,510 tons in fiscal 2011 to 7,490 tons in fiscal 2012, a decrease of 71.7%, as a result of production of higher value added products. Wire rod sales increased from 160,723 tons in fiscal 2011 to 167,808 tons in fiscal 2012, an increase of 4.4%, as a result of increased production and increased demand for this product, particularly in the electrical sector, and reflects our continued focus on the sale of value-added products. Rolled product sales increased from 60,149 tons in fiscal 2011 to 63,996 tons in fiscal 2012, an increase of 6.4%, primarily due to higher demand and process improvements.

•

Aluminum sales in the domestic market decreased from 241,894 tons in fiscal 2011 to 233,385 tons in fiscal 2012, a decrease of 3.5%, due to captive consumption of 7,418 MT of rolled products and 1,438 MT busbars in the smelter expansion project. Our aluminum exports increased from 5,518 tons in fiscal 2011 to 5,950 tons in fiscal 2012, as a result of higher premium in the international market. Our domestic sales as a percentage of total sales decreased from 97.8% in fiscal 2011 to 97.5 % in fiscal 2012.

•	The daily average aluminum cash settlement price on the LME increased from $ 2,257 per ton in fiscal 2011 to $ 2,313 per ton in fiscal 2012, an increase of 2.5%.

Operating profit in the aluminum segment decreased from Rs. 3,495 million in fiscal 2011 to Rs. 1,345 million ($ 26.4 million) in fiscal 2012, a decrease of Rs. 2,150 million, or 61.5%. Operating margin decreased from 11.6% in fiscal 2011 to 4.3% in fiscal 2012. This decrease in operating profits was due to higher costs of production on account of increase in coal, carbon and alumina costs.

Power

Revenue in the power segment increased from Rs.7,282 million in fiscal 2011 to Rs. 24,333 million ($ 478.1 million) in fiscal 2012, an increase of Rs. 17,051 million or 234.2%, primarily due to sale of power from Sterlite Energy’s three units of 600 MW each and additional power sales from the wind power projects commissioned during the year.

Similarly, operating profit in the power segment decreased from Rs. 2,437 million in fiscal 2011 to Rs. 2,200 million ($ 43.2 million) in fiscal 2012, a decrease of Rs. 237 million, or 9.7% due to increased foreign exchange loss of Rs. 1,329 million ($ 26.1 million) and offset by higher sales volume in the power business.

Others

Operating loss in our other business segment decreased from Rs. 62 million in fiscal 2011 to Rs. 47 million ($ 0.9 million) in fiscal 2012.

Investment and Other income

Investment and other income increased from Rs. 21,933 million in fiscal 2011 to Rs. 28,829 million ($ 566.5 million) in fiscal 2012, an increase of Rs. 6,896 million ($ 135.5 million), or 31.4 % primarily due to an increase in fair value gain on financial assets held for trading (net of dividend income), an increase in interest income on bank deposits and loans and receivables consequent to increased deployment of funds in bank deposits and loans and receivables.

Finance costs

Finance costs increased from an income of Rs. 1,096 million in fiscal 2011 to an expense of Rs. 12,042 million ($ 236.6 million) in fiscal 2012. This increase in finance costs was primarily due to foreign exchange loss on account of rupee depreciation during fiscal 2012 and higher interest costs.

Share in profit / loss of associate

Share in loss of associate increased from Rs. 3,082 million in fiscal 2011 to Rs. 8,767 million ($ 172.3 million) in fiscal 2012. The increase in loss of Rs. 5,685 million ($ 111.7 million) is primarily related to interest cost relating to loans taken for expansion of projects, foreign exchange loss as well as increased depreciation.

Tax expense

Tax expense increased from Rs. 18,810 million in fiscal 2011 to Rs. 20,077 million ($ 394.5 million) in fiscal 2012. Our effective income tax rate, calculated as tax expense divided by our profit before taxes was 21.5% in fiscal 2011 and 25.3% in fiscal 2012. The effective tax rate was higher in fiscal 2012 primarily due to non-availability of tax exemption for the export oriented units in fiscal 2012 as compared to fiscal 2011 and recognition of higher share of losses in Vedanta Aluminium on which deferred tax are not recognized offset by higher tax free dividend and investment income.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 19,813 million in fiscal 2011 to Rs. 20,239 million ($ 397.7 million) in fiscal 2012, an increase of Rs. 426 million ($ 8.4 million), or 2.2%. This increase was mainly due to higher profits in our zinc business and due to new acquisitions in fiscal 2011. Non-controlling interest as a percentage of profit increased from 28.8% in fiscal 2011 to 34.2% in fiscal 2012.

Comparison of Years Ended March 31, 2010 and March 31, 2011

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from Rs. 244,903 million in fiscal 2010 to Rs. 302,472 million in fiscal 2011, an increase of Rs. 57,569 million, or 23.5%. Revenue increased primarily as a result of acquisition of the Zinc International business and commissioning one unit of 600 MW power plant by Sterlite Energy, higher daily average LME prices of metals and higher daily average LBMA prices of precious metals, partially offset by appreciation of the Indian Rupee against the US dollar by 3.9% and lower production due to a planned shutdown of our Tuticorin plant.

Other operating income increased from Rs. 1,907 million in fiscal 2010 to Rs. 2,366 million in fiscal 2011, an increase of Rs. 459 million, or 24.1%. The increase was primarily due to increased revenue from the sale of scrap in the zinc segment and profit on sale of assets held for sale in aluminum segment.

Operating profit increased from Rs. 53,834 million in fiscal 2010 to Rs. 67,574 million in fiscal 2011, an increase of Rs. 13,740 million, or 25.5%. The increase was due to higher sales volumes from our zinc business, rise in the daily average LME prices of zinc and aluminum, acquisition of the Zinc International business and commissioning of one unit of 600 MW power plant, which was partially offset by decrease in the TcRc in copper business by 12.4%. In addition, during the fiscal 2011, 253 and 215 employees in BALCO and HZL, respectively opted for a voluntary retirement scheme and the expenses pursuant to our voluntary retirement scheme resulted in an increase in expenses leading to decrease in our operating profit by Rs. 322 million. Operating margin increased from 22.0% in fiscal 2010 to 22.3% in fiscal 2011 as a result of an increase in the operating margins in our copper and aluminium business.

Contributing factors to our consolidated operating income were as follows:

•

Cost of sales increased from Rs. 181,928 million in fiscal 2010 to Rs. 226,134 million in fiscal 2011, an increase of Rs. 44,206 million, or 24.3%. Cost of sales increased primarily due to higher input prices, higher royalty costs and higher production volumes in our zinc india business and acquisition of the Zinc International business. Cost of sales as a percentage of revenue increased from 74.3% in fiscal 2010 to 74.8% in fiscal 2011.

•

Distribution expenses increased from Rs. 3,022 million in fiscal 2010 to Rs. 3,516 million in fiscal 2011, an increase of Rs. 494 million, or 16.3%. As a percentage of revenue, however, selling and distribution expenses remained the same in fiscal 2010 and fiscal 2011 at 1.2%. The increase in distribution expenses was due to acquisition of Zinc International business.

•

Administration expenses decreased from Rs. 8,026 million in fiscal 2010 to Rs. 7,614 million in fiscal 2011, a decrease of Rs. 412 million, or 5.1%, As a percentage of revenue, administration expenses decreased from 3.3% in fiscal 2010 to 2.5% in fiscal 2011. These expenses decreased primarily due to a one time provision of Rs. 2,735 million in fiscal 2010 for the acquisition of Asarco. This decrease has been partially offset by increase in administration expenses due to acquisition of Zinc International business.

Copper

Revenue in the copper segment increased from Rs. 130,608 million in fiscal 2010 to Rs. 156,610 million in fiscal 2011, an increase of Rs. 26,002 million, or 19.9%. This increase was primarily due to higher daily average copper LME prices, which was partially offset by lower sales volume during the fiscal 2011 and appreciation of the Indian Rupee against the US dollar by 3.9% between fiscal 2010 and 2011. Specifically:

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

•	The daily average copper cash settlement price on the LME increased from $ 6,112 per ton in fiscal 2010 to $ 8,138 per ton in fiscal 2011, an increase of 33.1%.

Operating profit in the copper segment increased from Rs. 3,138 million in fiscal 2010 to Rs. 9,198 million in fiscal 2011, an increase of Rs. 6,060 million, or 193.1%. Operating margin increased from 2.4% in fiscal 2010 to 5.9% in fiscal 2011. The increase in operating profit was primarily due to higher by-product realization and higher metal recovery by 0.4%, which was partially offset by an appreciation of the Indian Rupee against the US dollar by 3.9% between fiscal 2010 and 2011. In particular:

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

Zinc India

Revenue in the Zinc India segment increased from Rs. 79,434 million in fiscal 2010 to Rs. 98,444 million in fiscal 2011, an increase of Rs. 19,010 million, or 23.9%. This increase was primarily due to a 12.9% increase in the daily average zinc LME price in fiscal 2011 as compared to fiscal 2010, an increase in sales volume enabled by increased production which was partially offset by an appreciation of the Indian Rupee against the US dollar by 3.9% between fiscal 2010 and 2011. Specifically:

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

•	The daily average zinc cash settlement price on the LME increased from $ 1,936 per ton in fiscal 2010 to $ 2,185 per ton in fiscal 2011, an increase of 12.9%.

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

•

Silver ingot production increased from 138,550 kg in fiscal 2010 to 148,082 kg in fiscal 2011, an increase of 6.9%, primarily due to higher silver content in the mined ore. The daily average silver LBMA price increased by 51.6% in fiscal 2011 as compared to fiscal 2010. Sale of silver ingots increased from 139,130 kg in fiscal 2010 to 146,558 kg in fiscal 2011, an increase of 5.3% enabled by the increase in production.

•	The daily average lead cash settlement price on the LME increased from $ 1,990 per ton in fiscal 2010 to $ 2,244 per ton in fiscal 2011, an increase of 12.8%.

Operating profit in the zinc segment increased from Rs. 44,071 million in fiscal 2010 to Rs. 50,914 million in fiscal 2011, an increase of Rs. 6,843 million, or 15.5%. Operating margin decreased from 55.5% in fiscal 2010 to 51.7% in fiscal 2011. The increase in operating income was primarily due to the increase in the daily average zinc and lead LME prices of 12.9 % and 12.8%, respectively, between fiscal 2010 and fiscal 2011, and increase in sales volume, partially offset by an appreciation of the Indian Rupee against the US dollar and higher operating costs.

Zinc International

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs.69,083 million ($ 1,513.1 million). The zinc business comprises of (1) a 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia; (2) a 74.0% stake in BMM, which assets include the Black Mountain mine and the Gamsberg Project, in South Africa; and (3) a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($ 706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net of refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($ 546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition. For further information, see “Item 4. Our Business – Our Zinc International Business”.

Revenue and operating profit in the Zinc International business segment was Rs. 9,961 million and Rs. 1,592 million in fiscal 2011 respectively for the period from the respective acquisition dates till March 31, 2011

Aluminum

Revenue to external customers in the aluminum segment increased from Rs. 28,289 million in fiscal 2010 to Rs. 30,175 million in fiscal 2011, an increase of Rs. 1,886 million, or 6.7%. This increase was primarily due to the 20.8% increase in daily average aluminum LME prices in fiscal 2011 compared to fiscal 2010 which was partially offset by appreciation of the Indian Rupee against the US dollar by 3.9% between fiscal 2010 and 2011 and lower volume during the year as compared to the previous year. Specifically:

•

Aluminum production decreased from 268,425 tons in fiscal 2010 to 255,298 tons in fiscal 2011, a decrease of 4.9%, primarily due to the complete ramp down of the old 100,000 tpa smelter at Korba. However production from the new smelter at Korba slightly increased by 1.5% from 249,552 tons in fiscal 2010 to 253,392 tons in fiscal 2011.

•

Aluminum sales decreased from 267,802 tons in fiscal 2010 to 247,412 tons in fiscal 2011, a decrease of 7.6%, due to captively consumption of 7,418 MT of Rolled Products and 1,438 MT Busbars in the smelter expansion project. Sales of aluminum ingots decreased from 51,069 tons in fiscal 2010 to 26,510 tons in fiscal 2011, a decrease of 48.1%, as a result of the phased shutdown of the old Korba smelter. Wire rod sales increased from 148,239 tons in fiscal 2010 to 160,723 tons in fiscal 2011, an increase of 8.4%, as a result of increased production and increased demand for this product, particularly in the electrical sector, and reflects our continued focus on the sale of value-added products. Rolled product sales decreased from 65,419 tons in fiscal 2010 to 60,149 tons in fiscal 2011, a decrease of 8.1%, primarily due to captive consumption of 7,418 MT of rolled products in the smelter expansion project.

•

Aluminum sales in the domestic market decreased from 250,970 tons in fiscal 2010 to 241,894 tons in fiscal 2011, a decrease of 3.6%, due to captive consumption of 7,418 MT of rolled products and 1,438 MT busbars in the smelter expansion project. Our aluminum exports decreased from 16,832 tons in fiscal 2010 to 5,518 tons in fiscal 2011, as a result of higher premium in the domestic market. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 93.7% in fiscal 2010 to 97.8% in fiscal 2011, due to the increased demand of the value added product in the domestic market, particularly in the power market.

•	The daily average aluminum cash settlement price on the LME increased from $ 1,868 per ton in fiscal 2010 to $ 2,257 per ton in fiscal 2011, an increase of 20.8%.

Operating profit in the aluminum segment increased from Rs. 3,189 million in fiscal 2010 to Rs. 3,495 million in fiscal 2011, an increase of Rs. 306 million, or 9.6%. Operating margin increased from 11.2% in fiscal 2010 to 11.6% in fiscal 2011. The increase in operating profit was primarily due to increase in the daily average aluminum LME price.

Power

Revenue in the power segment increased from Rs. 6,572 million in fiscal 2010 to Rs. 7,282 million in fiscal 2011, an increase of Rs. 710 million, primarily due to sale of power generated by the 270 MW power plant at Korba in external power market and sale of power from Sterlite Energy’s first unit of 600 MW power plant commissioned during the fourth quarter of fiscal 2011 which was partially offset by lower realization of 270 MW power plant at Korba.

Operating profit in the power segment decreased from Rs. 3,445 million in fiscal 2010 to Rs. 2,437 million in fiscal 2011, a decrease of Rs. 1,008 million, primarily due to lower realization, higher cost of generation of power and higher depreciation.

Others

Operating loss in our other business segment increased from Rs. 9 million in fiscal 2010 to Rs. 62 million in fiscal 2011.

Investment and Other income

Investment and other income increased from Rs. 13,811 million in fiscal 2010 to Rs. 21,933 million in fiscal 2011, an increase of Rs.8,122 million, or 58.8% primarily due to an increase in fair value gain on financial assets held for trading (net of dividend income), an increase in interest income on bank deposits and loans and receivables consequent to increased deployment of funds in bank deposits and loans and receivables.

Finance costs

Finance costs decreased from an income of Rs. 214 million in fiscal 2010 to an income of Rs. 1,096 million in fiscal 2011. This decrease in finance costs was primarily due to an increased gain on fair value of conversion option offset by a decrease in foreign exchange gain.

Share in profit / loss of associate

Share in profit of associate was Rs. 2,051 million in fiscal 2010. Share in the loss of associate was Rs. 3,082 million in fiscal 2011. The decrease is primarily related to interest cost relating to loans taken for expansion of projects as well as increased depreciation.

Tax expense

Tax expense increased from Rs. 13,247 million in fiscal 2010 to Rs. 18,810 million in fiscal 2011. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 18.9% in fiscal 2010 and 21.5% in fiscal 2011. The effective tax rate was higher in fiscal 2011 primarily due to lower tax exemption for the export oriented units as compared to fiscal 2010, which were partially offset by tax holiday exemptions for the zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India, tax holiday exemption on the newly commissioned 16 MW wind power plant and 80 MW thermal captive power plant at our zinc business and 540 MW thermal captive power plant at our aluminum business, and higher tax free dividend and investment income.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 17,400 million in fiscal 2010 to Rs. 19,813 million in fiscal 2011, an increase of Rs. 2,413 million, or 13.9%. This increase was mainly due to higher profits in our zinc business and new acquisitions in fiscal 2011. Non-controlling interest as a percentage of profit decreased from 30.7% in fiscal 2010 to 28.8% in fiscal 2011.

Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for the fiscal years 2009, 2010, 2011 and 2012:

	For the Year Ended March 31,
	2009	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	72,585	14,249	127,529	66,998	1,316.5
Investing activities	(95,295)	(117,582)	(128,562)	(94,705)	(1,861.0)
Financing activities	13,442	102,322	20,650	22,634	444.8
Other Consolidated Financial Data:
Revenue to external customers:
Copper	116,525	130,608	156,610	201,647	3,962.4
Zinc India	55,724	79,434	98,444	111,319	2,187.4
Zinc International	—	—	9,961	41,272	811.0
Aluminum	39,170	28,289	30,175	31,089	610.9
Power	773	6,572	7,282	24,333	478.2
Others	—	—	—	2,403	47.2

Total	212,192	244,903	302,472	412,063	8,097.1

Operating profit:
Copper	11,121	3,138	9,198	7,770	152.6
Zinc India	25,158	44,071	50,914	54,018	1,061.5
Zinc International	—	—	1,592	6,008	118.1
Aluminum	6,494	3,189	3,495	1,345	26.4
Power	323	3,445	2,437	2,200	43.2
Others	(6)	(9)	(62)	(47)	(0.9)

Total	43,090	53,834	67,574	71,294	1,400.9

Segment profit:(1)
Copper	13,312	5,120	11,247	9,943	195.4
Zinc India	27,773	47,124	55,343	59,254	1,164.3
Zinc International	—	—	4,247	17,367	341.3
Aluminum	9,103	5,499	5,866	3,998	78.6
Power	931	4,160	3,354	5,881	115.5
Others	(5)	(8)	(61)	(46)	(0.9)

Total	51,114	61,895	79,996	96,397	1,894.2

Note:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.

Comparison of Years Ended March 31, 2011 and March 31, 2012

Liquidity

As of March 31, 2012, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 233,456 million ($ 4,587.5 million), and no significant near-term debt redemption obligations, and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 37,589 million ($ 738.6 million). We expect that our current cash and short term investments, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years. We also obtained cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs and by issue of FCCNs during fiscal 2010. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, recent global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations”.

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

Our business is heavily dependent on plant and machinery for the production of our copper, zinc and aluminum products, as well as investments in our mining operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal 2010, 2011 and 2012 were Rs 61,875 million Rs. 50,016 million and Rs 67,670 million ($ 1,329.7 million), respectively, largely due to our capacity expansion and new projects across our copper, zinc, aluminum and power businesses.

We have Rs. 22,900 million ($ 450.0 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant. The 400,000 tpa copper smelter expansion project at Tuticorin is being rescheduled while we await the order of the court and consent from the State Pollution Control Board. We have incurred Rs. 10,990 million ($ 216.0 million) on these projects as of March 31, 2012.

HZL has expansion projects in the amount of approximately Rs. 5,020 million ($ 98.6 million) to be spent on the expansion of its existing underground mines together with the development of new underground mine at Rampura Agucha and Kayar. Production from these new underground mines at Rampura Agucha and Kayar is expected to start in fiscal 2013 and will be gradually enhanced through the continuous development of the mines. As of March 31, 2012, Rs. 1,540 million ($ 30.3 million) has been spent.

BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh at an estimated cost of Rs. 46,500 million ($ 913.7 million) consisting four units of 300 MW each. The first unit of 300 MW each is expected to be synchronized by the first quarter of fiscal 2013 and the remaining two units, progressively in fiscal 2013. The capital expenditure spent on this project as of March 31, 2012 is Rs. 37,134 million ($ 729.7 million).

In order to enhance aluminum production capacity to 1.0 million tons, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh on August 8, 2007, for a potential investment to build an aluminum smelter with a capacity of 650,000 tpa at Chhattisgarh, at an estimated cost of Rs. 81,000 million ($ 1,591.7 million). BALCO has commenced the implementation process of the first phase of expansion for setting up a 325,000 tpa aluminum smelter at an estimated cost of Rs. 38,000 million ($ 746.7 million) which uses pre-baked technology from the Guiyang Aluminium—Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the 325,000 tpa aluminum smelter is scheduled for the third quarter of fiscal 2013. The capital expenditure spent on this project as of March 31, 2012 is Rs. 28,108 million ($ 552.3 million).

BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO is working towards obtaining the forest clearance for the second stage of the 211 million tons coal block. The estimated cost of developing the coal mine is Rs. 7,150 million ($ 140.5 million). As of March 31, 2012, Rs. 565 million ($ 11.1 million) has been spent.

Sterlite Energy is investing approximately Rs. 82,000 million ($ 1,611.3 million) to build a 2,400 MW thermal coal-based sub-critical power facility (comprising of four units of 600 MW each) in Jharsuguda in the State of Orissa. The three units of 600 MW each has been commissioned and the fourth unit has been synchronised in fourth quarter of fiscal 2012 and is currently under trial run. As of March 31, 2012, Rs. 75,259 million ($ 1,478.9 million) has been spent on the project.

The 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India is expected to be completed by fiscal 2014 at an estimated cost of Rs. 92,450 million ($ 1,816.7 million). As of March 31, 2012, we had spent Rs. 46,110 million ($ 906.1 million) on this project.

In fiscal 2013 and 2014, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of Rs. 12,220 million ($ 240.1 million) and Rs. 6,997 million ($ 137.5 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the Government of India’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on May 11, 2012 of Rs. 118.90 ($ 2.3) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 1,247,950,590 shares of HZL would be Rs. 148,381 million ($ 2,915.7 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

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

We have consistently paid dividends including tax on dividend amounting to Rs. 3,437 million for fiscal 2010, Rs. 3,674 million for fiscal 2011 and Rs. 7,658 million ($ 150.5 million) in fiscal 2012.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements.

Comparision of Years Ended March 31, 2011 and March 31, 2012

Net Cash provided by/ used in Operating Activities

Net cash provided by continuing operating activities was Rs. 66,998 million ($ 1,316.5 million) in fiscal 2012 compared to net cash provided by continuing operating activities of Rs. 127,529 million in fiscal 2011. The cash used in operating assets and liabilities (working capital) in fiscal 2012 was Rs. 5,124 million ($ 100.7 million) compared to cash used of Rs. 898 million in fiscal 2011. Cash generation from operations declined primarily due to higher proceeds from short term investments in fiscal 2011 of Rs. 57,390 million compared to outflow from short term investments of Rs.7,992 million ($ 157 million) in fiscal 2012. We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 94,705 million ($ 1,861.0 million) in fiscal 2012 and Rs. 128,562 million in fiscal 2011. The net cash used in investing activities in fiscal 2012 was lower due to: (i) net cash used in fiscal 2012 to purchase investments of Rs. 7,158 million ($ 140.7 million) compared to the acquisition of the Zinc International business of Rs. 53,526 million in fiscal 2011; (ii) net cash inflow of Rs. 5,488 million ($ 107.8 million) in fiscal 2012 as compared to net cash outflow from short term deposits of Rs. 48,570 million in fiscal 2011; (iii) higher cash used towards our expansion projects across our copper, zinc, power and aluminum businesses of Rs. 67,670 million ($ 1,329.7 million) in fiscal 2012 as compared to Rs. 50,016 million in fiscal 2011; and (iv) net cash outflow on account of loan to related parties of Rs. 26,305 million ($ 516.9 million) in 2012 as compared to net cash inflow of Rs. 22,975 million in fiscal 2011.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was Rs. 22,634 million ($ 444.8 million) in fiscal 2012, primarily as a result of the net proceeds from long-term and short-term debts (other than working capital and related party debt) of Rs. 37,530 million ($ 737.5 million) and net cash inflow from acceptances of Rs. 1,232 million ($ 24.2 million) which were partially offset by repayment of related party loan of Rs. 5,202 million ($ 102.2 million) and payment of dividends of Rs. 12,612 million ($ 247.8 million). Net cash provided by financing activities was Rs. 20,650 million in fiscal 2011, primarily as a result of the net proceeds from long-term and short-term debts of Rs. 23,477 million and loan from related parties of Rs. 4,900 million which were partially offset by repayment of acceptances (acceptances comprise of credit availed from financial institutions) of Rs. 4,676 million and payment of dividends of Rs. 4,743 million.

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

Comparison of Years Ended March 31, 2010 and March 31, 2011

Liquidity

As of March 31, 2011, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 224,598 million and no significant near-term debt redemption obligations, and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 50,603 million. We expect that our current cash and short term investments, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years. We also obtained cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs and by issue of FCCNs during 2010. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, recent global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations”.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements.

Net Cash Provided by/ used in Operating Activities

Net cash provided by continuing operating activities was Rs. 127,529 million in fiscal 2011 compared to net cash provided by continuing operating activities of Rs. 14,249 million in fiscal 2010. The cash used in operating assets and liabilities (working capital) in fiscal 2011 was Rs.898 million compared to net cash provided of Rs. 1,082 million in fiscal 2010. We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 117,582 million in fiscal 2010 and Rs. 128,562 million in fiscal 2011. The net cash used to acquire the Zinc International business was Rs. 53,526 million and the cash used towards our expansion projects across our copper, zinc, power and aluminum businesses was Rs. 50,016 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was Rs. 20,650 million in fiscal 2011, primarily as a result of the net proceeds from long-term and short-term debts of Rs. 23,477 million and an increase in working capital loan of Rs. 1,692 million which were partially offset by net repayment of acceptances of Rs. 4,676 million and payment of dividends of Rs. 4,743 million. Net cash provided by financing activities was Rs. 102,322 million in fiscal 2010 primarily as a result of net proceeds from short term and long term debts of Rs 9,403 million which were partially offset by repayment of working capital loan of Rs 1,194 million and by a payment of dividends of Rs. 4,163 million. Net cash provided by financing activities includes Rs 76,529 million in fiscal 2010 as a result of proceeds from the ADS offering, net of expense.

Outstanding Loans

The principal loans held by us and our subsidiaries and the amounts outstanding there under, as of March 31, 2012 were as follows:

Working capital loans

We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit, bank guarantees and bills discounting. Amounts due under working capital loans as of March 31, 2011 and March 31, 2012 were Rs. 3,029 million and Rs. 4,969 million ($ 97.6 million) respectively. The working capital loan of Rs. 4,969 million ($ 97.6 million) outstanding as of March 31, 2012 consist of Rs. 2,680 million ($ 52.7 million) under a US dollar denominated loan at Fujairah, Rs.1,400 million ($ 27.5 million working capital loan at BALCO and Rs. 889 million ($ 17.5 million) under a cash credit facility at BALCO. Interest on the working capital loan facility under US dollar denominated is based on the London Inter-Bank Offer Rate, or LIBOR, plus 160 basis points for Fujairah. The weighted average interest on working capital loan and cash credit facility at BALCO is 11.74% and 12.64%, respectively. US dollar denominated loan facility as of March 31, 2012 at Fujairah is secured against the inventories and receivables of Fujairah and also supported by a comfort letter issued by us. Working capital facility from BALCO is secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $ 25.0 million from DBS Bank Limited, arranged by DBS Bank Limited, Mumbai Branch, to meet its capital expenditure requirement on projects. The rate of interest payable on this facility is six month LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as of March 31, 2011 and 2012 was Rs. 1,089 million and Rs.1,269 million ($ 25.0 million). Under this facility, BALCO is subject to certain financial covenants which provides that the debt coverage ratio at a minimum should be 1.5 times at all times, the ratio of long term debt to tangible net worth should not exceed 1.5 times at any time, the ratio of earnings before interest and tax to interest expenses should not be less than 5 times and the ratio of BALCO’s total outside liabilities to tangible net worth should not exceed 2 times.

In February 2011, at the time of acquisition of BMM, short-term unsecured loan from Exxaro Base Metals (Proprietary) Limited (Exxaro) amounting to ZAR 218.7 million was also acquired. Exxaro owns 26.0% non-controlling equity interest in BMM. As of March 31, 2011 and March 31, 2012, the balance due under this loan was Rs. 1,426 and Rs. 436 million ($ 8.6 million).

In July 2011, BALCO entered into an agreement with State Bank of India, London branch for external commercial borrowing of $ 200 million for setting up a 3.25 LTPA aluminium smelter along with a thermal power plant of 1200 MW at Korba. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project and secured lenders. BALCO has fully drawn the loan and the outstanding balance as at March 31, 2012 is Rs.10,008 million ($ 196.7 million). The interest rate on this facility is six month LIBOR plus 260 basis points. The loan is repayable in three annual equal installments starting from August 2016.

Term loans

As of March 31, 2012, we had three term loans which consist of two term loans from ICICI Bank Limited, or ICICI Bank, one term loan from Jammu and Kashmir Bank, or J&K Bank and one term loan from Bank of Baroda.

Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited, or IFL in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate or I-BAR. The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to SIIL pursuant to the novation agreement, has an effective interest rate of 10.5% from December 2009, and is repayable in twelve quarterly installments beginning from November 2008. The second loan of Rs. 250 million has an effective interest rate of 11.0% per annum is repayable in 16 quarterly installments beginning from November 2008. As of March 31, 2012, SIIL had repaid Rs. 992 million of these loans, out of the total loan amount of Rs. 1,023 million. As of March 31, 2011, and 2012 the balances due under the two loans were Rs. 248 million and Rs. 31 million ($ 0.6 million), respectively. These loans are unsecured.

On January 19, 2012, VGCB was sanctioned financial assistance in the form of rupee term loan of Rs.4,640 million from Axis Bank for financing the capital expenditure required towards the development, establishment, construction, operation and maintenance of coal handling facilities and upgradation of general cargo berth at outer harbor of Visakhapatnam port. Pending the final sanction of rupee term loan, VGCB availed short term loan of Rs. 250 million from Axis Bank to meet the immediate fund requirement for the project and the same was repaid by March 31, 2012 from the proceeds of rupee term loans from Axis Bank. Current effective interest rate of rupee term loan is at 11.25%, which is a floating rate based on Axis Bank Base Rate and is repayable with in 45 unequal quarterly installments commencing December 2014. As of March 31, 2012, the outstanding amount under this facility is Rs. 1,079 million ($ 21.2 million). This loan is secured by first pari passu floating charge on movable and immovable assets of VGCB and unconditional and irrevocable corporate guarantee from us.

Sterlite Energy received a sanction of Rs. 5,000 million from Bank of Baroda. Out of the sanctioned limit of Rs. 5,000 million, we have drawn an interim financing of Rs. 2,500 million ($ 49.1 million) to finance our immediate project requirements on March 30, 2012. The interest rate of the loan is 150 basis points above State Bank Base Rate and is currently 11.50% per annum. The loan is repayable after four months from the date of first disbursement from its own sources or release of long term loan whichever is earlier. This loan is secured by a first pari-passu charge by way of hypothecation of all the present and future movable fixed assets including plant and machinery related to the proposed project and irrevocable corporate guarantee by us. As of March 31, 2012, the balance due under this facility is Rs. 2,500 million ($ 49.1 million).

Buyers’ credit

Sterlite Energy had utilised extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2011, and March 31, 2012, the balance due under this facility was Rs.10,191 million and Rs. 3,213 million ($ 63.1 million), respectively. The outstanding loan as on March 31, 2012 bear interest at LIBOR plus 196 basis points. These are unsecured debts. They are repayable on various dates, within the next one year.

In April 2009, BALCO obtained a one time capital expenditure letter of credit limit of $ 100 million from SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. During the financial year, BALCO repaid $ 82.97 million of this facility. As of March 31, 2011 and 2012, the balance outstanding under this facility was Rs. 4,317 million and Rs. 737 million ($ 14.5 million), respectively. The interest rate on this facility is 6 month LIBOR plus 200 basis points. The balance due under the said facility is repayable in April 2012. This has since been paid.

In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As of March 31, 2011 and March 31, 2012, the balance outstanding under this facility was Rs. 4,093 million and Rs. 5,163 million ($ 101.5 million), respectively. The interest rate on this facility is six month LIBOR plus 197 basis points. The said outstanding amount is repayable from May 2012 to July 2014. Under this facility, BALCO is subject to certain financial covenants which provides that the ratio of the total term debt to tangible networth should not exceed two times, a fixed asset cover of 1.25 times and a minimum debt service coverage ratio of 1.5 times should be maintained at all times and any other financial indicators stipulated by the bank should be followed.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, and subsequently another limit of Rs.2,500 million in December 2010 and Rs. 7,500 million in October 2011 which is secured by exclusive charge on assets to be imported under the facility. As of March 31, 2011 and 2012, the balance outstanding under this facility was Rs. 4,931 million and Rs. 10,459 million ($ 205.5 million), respectively. The interest rate on this facility is six month LIBOR plus 205 basis points. The said outstanding amount is repayable on various dates from April 2012 to February 2015.

In May 2010, BALCO obtained buyers credit facility of $ 50 million from DBS Bank Limited, Singapore for the import of capital goods for projects. The facility is secured by first pari passu charge on capital goods imported under the facility. The interest rate on this facility is six month LIBOR plus 175 basis points. The outstanding amount is repayable from April 2012 to June 2013. The balance outstanding under the facility as on March 31, 2011 and March 31, 2012 is Rs. 1,226 million and Rs. 1,423 ($ 27.9 million).

In August 2010, Talwandi Sabo obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from us and a first charge on a pari passu basis on all the movable assets of Talwandi Sabo. As of March 31, 2011 and 2012, the balance outstanding under the non fund based facility was Rs. 911 million and Rs. 8,833 million ($ 173.6 million) respectively. The interest rate on this facility is LIBOR plus 200 basis points. The outstanding amount is repayable from April 2012 to September 2014.

In September 2010, VGCB obtained a non-fund based limit of Rs.1,000 million from ICICI Bank for import of capital goods, which is secured by a first pari passu floating charge on movable and immovable assets and unconditional and irrevocable corporate guarantee from us. As of March 2012, the balance outstanding under this facility was Rs. 22 million ($ 0.4 million) .The interest rate on this facility is LIBOR plus 350 basis points. The outstanding amount is repayable within one year.

In November 2011, Talwandi Sabo obtained a non-fund based limit of Rs. 5,000 million from State Bank of India for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from us. As of March 2012, the balance outstanding under this facility was Rs. 4,971 million ($ 97.7 million) .The interest rate on this facility is LIBOR plus 330 basis points. The outstanding amount is repayable from June 2012 to September 2014.

In February 2012, Talwandi Sabo obtained a non-fund based limit of Rs. 5,000 million from Axis Bank for import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from us and a subservient charge on all the movable assets of Talwandi Sabo. As of March 2012, the balance outstanding under this facility was Rs. 4,838 million ($ 95.1 million). The interest rate on this facility is LIBOR plus 190 basis points. The outstanding amount is repayable from April 2014 to September 2014.

Non-convertible debentures

In April 2003, we issued Rs. 1,000 million Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million, due in April 2010 and Tranche B, in the amount of Rs. 600 million, due in April 2013. Interest payable on these debentures is linked to annualized Government of India securities rates plus 190 basis points. These debentures are secured by some of our immovable properties and the current rate fixed is 8.0%. As of March 31, 2011, and March 31, 2012 the outstanding balances were Rs. 600 million and Rs. 600 million ($ 11.8 million) respectively.

In November 2008, BALCO issued Rs. 5,000 million in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures. As of March 31, 2011 and March 31, 2012 the outstanding balance were Rs. 5,000 million and Rs. 5,000 million ($ 98.3 million).

Talwandi Sabo has issued non convertible debentures, or (NCD) of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The NCDs are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by us. Debentures have tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As of March 31, 2011 and 2012, the amount outstanding was Rs. 14,963 million and Rs. 14,982 million ($ 294.4 million) respectively.

Commercial papers

During fiscal 2012, we issued commercial paper to various asset management companies for short term funding requirements. As of March 31, 2012, outstanding balance is Rs 4,977 million ($ 97.8 million) bearing interest rate of 11.20% and repayable on April 16, 2012. This has since been paid.

During fiscal 2012, Sterlite Energy issued commercial paper to various asset management companies for funding project payables. As on March 31, 2012 outstanding balance is Rs. 20,750 million ($ 407.7 million) bearing interest rate ranging between 9.85% to 11.75%. The commercial papers were issued for short durations and are due for repayment from April 2012 to May 2012.

Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, we raised $ 500 million by issue of 4.0% convertible notes of $ 1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS now represents four equity shares. Prior to the bonus issue and the share split of our equity shares on June 25, 2010, each ADS represented one equity share) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of notes which is equal to a conversion price of approximately $ 23.33 per ADS. The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, we have a right to redeem in whole or parts of the convertible notes, subject to meeting certain conditions. The amount which we are required to pay contractually on October 30, 2014 is $ 500 million, unless previously converted, redeemed or purchased and cancelled.

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

The conversion option amounting to Rs. 2,757 million and Rs. 302 million ($ 5.9 million) and un-amortised borrowing costs amounting to Rs. 131 million and Rs. 93 million ($ 1.8 million) as of March 31, 2011 and March 31, 2012, respectively, are included along with the notes in statement of financial position. Change in the fair value of conversion option has been presented in the notes to our financial statements.

Export Obligations

We had export obligations of Rs. 117,988 million and Rs. 146,267 million ($ 2,874.2 million) as of March 31, 2011 and March 31, 2012 respectively on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If we are unable to meet these obligations, our liability would be Rs. 22,482 million ($ 441.8 million) reduced in proportion to actual exports. Due to the remote likelihood of us being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our consolidated financial statements.

Guarantees

As of March 31, 2012, we have given the following guarantees in the normal course of business:

•

Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 12,022 million and Rs. 12,442 million ($ 244.5 million) for the import of goods, including capital equipment at concessional rates of duty as of March 31, 2011 and March 31, 2012 respectively. We do not anticipate any liability on these guarantees.

•

Corporate guarantee of Rs. 32,000 million and Rs. 31,000 million ($ 609.2 million) on behalf of Vedanta Aluminium for obtaining credit facilities as of March 31, 2011 and March 31, 2012 respectively. We also issued corporate guarantees of Rs. 14,384 million and Rs. 14,383 million ($ 282.6 million) on behalf of Vedanta Aluminium, for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India for the referred periods. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. As of March 31, 2011 and March 31, 2012, we determined that we have no liability on these corporate guarantees.

•

Bank guarantee amounting of AUD 5 million (Rs. 266 million or $ 5.2 million) as of March 31, 2012 (previous year AUD 5 million or Rs. 231 million), in favour of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($ 6.3 million). These liabilities have been fully recognized in our consolidated financial statements. We do not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 154 million or $ 3.0 million) as of March 31, 2012 (previous year AUD 2.9 million or Rs. 134 million), in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 153 million ($ 3.0 million). The environmental liability has been fully recognized our consolidated financial statements. We do not anticipate any additional liability on these guarantees.

•

Performance bank guarantees amounting to Rs. 3,678 million and Rs. 3,368 million ($ 66.2 million) as of March 31, 2011 and March 31, 2012 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2011 and March 31, 2012 was Rs. 2,438 million and Rs. 4,763 million ($ 93.6 million) respectively. We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 182 million and Rs. 242 million ($ 4.8 million) for litigation, against provisional valuation and for other liabilities as of March 31, 2011 and March 31, 2012 respectively. We do not anticipate any liability on these guarantees.

Our outstanding guarantees cover obligations aggregating Rs. 64,704 million and Rs. 66,198 million ($ 1,300.8 million) as of March 31, 2011 and March 31, 2012 respectively, the liabilities for which have not been recorded in our consolidated financial statements.

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2012:

	Payment Due by Period								(in millions)
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)
Bank loans and borrowings	107,106	2,104.7	53,983	1,060.8	17,568	345.2	12,292	241.5	23,263	457.2
Interest commitment	34,339	674.8	5,647	110.9	9,078	178.4	7,260	142.7	12,354	242.8
Convertible notes	21,367	419.9	—	—	21,367	419.9	—	—	—	—
Other non-current liabilities	5,265	103.5	—	—	3,779	74.3	1,064	20.9	422	8.3
Capital commitments	100,951	1,983.7	45,470	893.5	55,475	1,090.1	6	0.1	—	—
Total	269,028	5,286.6	105,100	2,065.2	107,267	2,107.9	20,622	405.2	36,039	708.3

Our total future commitments to settle contractual obligations as of March 31, 2012 were Rs. 269,028 million ($ 5,286.6 million), representing a Rs. 70,023 million ($ 1,376.0 million) increase as compared to our total future commitments to settle contractual obligations as of March 31, 2011.

We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this annual report.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 88,681 million ($ 1,742.6 million) as of March 31, 2012. Details of our guarantees are set out in “- Guarantees.” Details of our capital expenditures and commitments and contingencies are as follows:

Capital Expenditures and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures spent in fiscal 2010, 2011 and 2012:

	For Year Ended March 31,
	2010	2011	2012	2012
	(in millions)			(US dollars in millions)
Capital Expenditures	61,875	50,016	67,670	1,329.7

We had significant capital commitments as of March 31, 2011 and March 31, 2012 amounting to Rs. 137,629 million and Rs. 100,951 million ($ 1,983.7 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 65,552.5 million ($ 1,288.1 million) for its commercial power generation business and Rs. 10,892 million ($ 214 million) for capacity expansion at BALCO.

Contingencies

Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, electricity cess, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. As of March 31, 2011 and March 31, 2012, the total claim related to these liabilities is Rs. 6,372 million and Rs. 8,144 million ($ 160 million) respectively. We have evaluated these contingencies and estimated that some of these claims are probable of resulting in loss contingencies and hence have recorded Rs. 145 million and Rs. 212 million ($ 4.2 million) as current liabilities as of March 31, 2011 and 2012 respectively.

The claims by third party claimants amounted to Rs. 4,972 million and Rs. 5,792 million ($ 113.8 million) as of March 31, 2011 and March 31, 2012 respectively. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote. Therefore, we have not recorded any additional liability beyond what is stated above in relation to litigation matters in the consolidated financial statements.

Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and other amounting to Rs. 2,095 million and Rs. 1,572 million ($ 30.9 million), being our proportionate share in the referred contingencies as of March 31, 2011 and March 31, 2012 respectively. Therefore, we have evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material adverse effect on our financial conditions or results of operations.

Foreign exchange effects

The following table discloses exchange (loss)/ gain recognized in the income statement:

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Other operating income	51	32	(752)	(14.8)
Cost of sales	(368)	420	(4,980)	(97.9)
Investment and other income	(1,997)	788	18	0.4
Finance and other costs	3,395	746	(7,704)	151.4

Total	1,081	1,986	(13,418)	(263.7)

Recent Accounting Pronouncements

At the date of authorization of these consolidated financial statements, the following standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 1 “Presentation of Financial Statements” the amendment requires entities to separate the items presented in OCI into two groups, based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for annual periods beginning on or after July 1, 2012. We are currently evaluating the impact, if any, the adoption of the amendment will have on our consolidated financial statements.

IAS 12 “Income taxes” requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment is effective for annual periods beginning on or after January 1, 2012. We are currently evaluating the impact, if any, the adoption of the amendment will have on our consolidated financial statements.

IAS 19 “Employee benefits” the amendments make important improvements by eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), enhancing the disclosure requirements for defined benefit plans. IAS 19 is applicable prospectively from the financial year beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact, if any, the adoption of the amendment will have on our consolidated financial statements.

IAS 32 “Financial Instruments: Presentation” requires an entity to offset a financial asset and financial liability only when the entity currently has a legally enforceable right of set-off and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The amendments clarify that the right of set-off must be available today and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment is effective for annual periods beginning on or after January 1, 2014. We are currently evaluating the impact, if any, the adoption of the amendment will have on our consolidated financial statements.

IFRS 7 was amended in October 2010, as part of Improvements to IFRSs 2010 and in December 2011. The effect of the amendments were to provide (a) qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures to form an overall picture of the nature and extent of risks arising from financial instruments and (b) help users of financial statements to evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. (c) disclosures relating to Offsetting Financial Assets and Financial Liabilities. The amendments issued in October 2010 are effective for annual periods beginning on or after July 1, 2011 and amendments issued in December 2011 are effective for annual periods beginning on or after January 1, 2013. Early application is permitted. We are currently evaluating the impact, if any; the adoption of the amendments will have on our consolidated financial statements.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The standard will be effective for annual periods beginning on or after January 1, 2015, with early application permitted. We are currently evaluating the impact, if any, the adoption of the standard will have on our consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes the requirements relating to consolidated financial statement in IAS 27—“Consolidated and Separate Financial Statement” (amended 2008) and also supersedes SIC 12, “Consolidation – Special Purpose Entities”. Earlier application is permitted. We are currently evaluating the impact, if any, the adoption of the standard will have on our consolidated financial statements.

IFRS 11 “Joint Arrangements” classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. IFRS 11 supersedes IAS 31 – “Interest in Joint Ventures” (amended 2008) and SIC 13 – “Jointly Controlled Entities – Non Monetary Contribution by Ventures”. We are currently evaluating the impact, if any; the adoption of the standard will have on our consolidated financial statements.

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

IFRS 13 “Fair value measurement” defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact, if any; the adoption of the standard will have on our consolidated financial statements.

IFRIC 20 which specifies the accounting for stripping costs. Stripping costs that relate to inventory produced should be accounted for as current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to or enhancement of an existing asset. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and earlier application is permitted.We are currently evaluating the impact, if any; the adoption of the standard will have on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of seven directors.

The following table sets forth the name, age (as of March 31, 2012) and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position
Directors
Anil Agarwal(1)	59	Non-Executive Chairman
Navin Agarwal(2)	51	Whole Time Director and Executive Vice-Chairman
Din Dayal Jalan(2)(3)(4)	55	Whole Time Director and Chief Financial Officer
Berjis Minoo Desai(1)(4)(6)(7)(8)	55	Non-Executive Director
Gautam Bhailal Doshi(1)(6)(7)(9)	59	Non-Executive Director
Sandeep H. Junnarkar(4)(6)(7)(10)	60	Non-Executive Director
A.R. Narayanaswamy(6)(7)	60	Non-Executive Director

Executive Officers
Mahendra Singh Mehta(11)	56	Group Chief Executive Officer and Chief Executive Officer, SIIL
Tarun Jain(12)	52	Director of Finance
A.Thirunavukkarasu	51	Group Head of Corporate Human Resource
Dilip Golani	46	Director, Management Assurance and Information Technology

Other Significant Employees

Copper Business
Jeyakumar Janakaraj	41	Chief Executive Officer, Tasmania Proprietary Limited
P. Ramnath(5)(19)	53	Chief Executive Officer, Sterlite copper operations at Tuticorin and Silvassa
Zinc India Business
Akhilesh Joshi(2)(18)	58	Chief Executive Officer and Whole Time Director, Hindustan Zinc Limited
Amitabh Gupta(16)	50	Chief Financial Officer, Hindustan Zinc Limited
Zinc International Business
Rajagopal Kishore Kumar (14) (15)	49	Chief Executive Officer, Zinc International Division
Aluminum and Power Businesses
Sushil Kumar Roongta(17)	61	Managing Director, Vedanta Aluminium Limited, Vica Chairman, Bharat Aluminium Company Limited, Chairman Talwandi Sabo Power Limited and director of Sterlite Energy

Mansoor Siddiqi	58	Director, Vedanta Aluminium Limited, Vizag General Cargo Berth Private Limited , Paradip Multi Cargo Berth private Limited and Talwandi Sabo Power Limited
V. Ramanathan	52	Chief Financial Officer, Vedanta Aluminum Limited
Pramod Suri (2) (13)	54	Chief Executive Officer and Whole Time Director, Vedanta Aluminium Limited and Director of Sterlite Energy
Gunjan Gupta(2)	45	Chief Executive Officer and Whole Time Director, Bharat Aluminium Company Limited
Dinesh Mantri	46	Chief Financial Officer, Bharat Aluminium Company Limited
Bibhu Prasad Mishra	50	Chief Operating Officer, Bharat Aluminium Company Limited

Notes:

(1)	Member of the Nomination, Governance and Remuneration Committee.
(2)	A “Whole Time Director” is a director who is employed full-time in rendering services to the management of the company with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies. In addition to Messers. Din Dayal Jalan, Akhilesh Joshi, Pramod Suri, Gunjan Gupta and Navin Agarwal are also considered to be a Whole Time Director. Mr. Mansoor Siddiqi ceased as a Whole Time Director and was appointed as director of Vedanta Aluminium Limited with effect from February 18, 2011.
(3)	Appointed as a Whole Time Director with effect from December 24, 2008 for a period of two years. Mr. Jalan was re-appointed as Whole Time Director for a further period of two years with effect from December 24, 2010 to December 23, 2012. In addition, Mr. Jalan was our Chief Financial Officer prior to June 15, 2009 and was re-appointed as Chief Financial Officer with effect from March 31, 2011.
(4)	Member of the Shareholders’ and Investors’ Grievance Committee.
(5)	Appointed as Chief Executive Officer of Sterlite Copper Operations at Tuticorin and Silvassa with effect from September 8, 2011.
(6)	Member of the Audit Committee.
(7)	Independent director. Mr. Sandeep H. Junnarkar and Mr. Gautam Bhailal Doshi, were appointed to the board of directors with effect from June 29, 2001. Mr. Berjis Minoo and Mr. A.R. Narayanaswamy were appointed to the board of directors on January 29, 2003 and July 23, 2011 respectively.
(8)	Chairman of the Nomination, Governance and Remuneration Committee.
(9)	Chairman of the Audit Committee. On July 23, 2011, A. R. Narayanaswamy was appointed as the Chairman of the Audit Committee. On January 23, 2012, Gautam Bhailal Doshi was appointed as Chairman of the Audit Committee and A. R. Narayanaswamy was appointed as Vice Chairman of the Audit Committee.
(10)	Chairman of the Shareholders’ and Investors’ Grievance Committee.
(11)	Appointed as Chief Executive Officer of SIIL with effect from March 31, 2011.
(12)	Resigned as Whole Time Director with effect from March 31, 2009, following which he is no longer a director of our company. However, he remains an executive officer of the company as our Director of Finance.
(13)	Ceased to be Whole Time Director of BALCO with effect from October 1, 2009 and appointed as Whole Time Director of Sterlite Energy with effect from October 5, 2009.
(14)	Ceased to be Chief Executive Officer of SIIL with effect from March 31, 2011.
(15)	Appointed as Chief Executive Officer of Zinc International Division with effect from February 24, 2011.

(16)	Appointed as Chief Financial Officer, HZL with effect from December 1, 2011. Shyam Lal Bajaj who was the predecessor to Amitabh Gupta resigned from this designation on December 1, 2011.
(17)	Appointed as Managing Director of Vedanta Aluminium with effect from June 2, 2011.
(18)	Appointed as Chief Executive Officer and whole time director, HZL with effect from February 1, 2012.
(19)	Member of the Share and Debenture Transfer Committee.

Directors

Anil Agarwal, who founded the Vedanta group in 1976, is our Non-Executive Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is based in the United Kingdom. In addition to his role as Non-Executive Chairman, Mr. Agarwal is also the executive chairman of Vedanta and a director of STL. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004. Mr. Agarwal was also the chief executive officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 36 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and the brother of Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Navin Agarwal is our Executive Vice-Chairman and was appointed to our board of directors in August 2003. Mr. Agarwal is based in Mumbai, India. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of our organization. Mr. Agarwal joined our company at its inception. In addition to his role as Executive Vice-Chairman, Mr. Agarwal is also the chairman of BALCO, Cairn India, KCM, Vedanta Aluminium and MALCO, the deputy executive chairman of Vedanta and a Director of HZL, Vedanta Aluminium, Sterlite Iron & Steel Company Limited, Hare Krishna Packaging Private Limited,Vedanta Resources Holdings Limited and Vedanta Resources Investments Limited. As between these various positions, Mr. Agarwal is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Agarwal has over 26 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management Program at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Din Dayal Jalan is our Whole Time Director and Chief Financial Officer. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our chief financial officer (metals) of our company. He was appointed as our chief financial officer in March 2003 and held that position until June 2009. Further Mr. Jalan was re-appointed as Chief Financial Officer of our company with effect from March 31, 2011. Mr. Jalan has been the Chief Financial Officer of Vedanta since October 2005. Mr. Jalan is also a director of Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Vedanta Resources Jersey Limited, Vedanta Resources Jersey II Limited, Vedanta Investment Jersey Limited, Sesa Resources Limited (earlier V S Dempo & Company Private Limited ), Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited), TCM, CMT, Sterlite Ports Limited, Sterlite Infraventures Limited, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Twinstar Energy Holdings Limited, Twinstar Mauritius Holdings Limited, THL Zinc Ventures Limited, THL Zinc Limited and Pecvest 17(Proprietary) Limited., South Africa Mr. Jalan has over 33 years of experience working in various companies in the engineering, mining and non-ferrous metals industries. Mr. Jalan received a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India.

Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is based in Mumbai, India. Mr. Desai is a solicitor and has been the managing partner of Messrs J. Sagar Associates since April 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge, UK. Mr. Desai is also a director of several companies including The Great Eastern Shipping Company Limited, NOCIL Limited, Praj Industries Limited, Emcure Pharmaceuticals Limited, Greatship (India) Limited, Edelweiss Financial Services Limited, Adani Power Limited, DCW Limited, Centrum Fiscal Private Limited, Capricorn Studfarm Private Limited, Capricorn Agrifarms & Developers Private Limited, Equine Bloodstock Private Limited, Sabre Partners India Advisors Pvt Ltd., Eden Realtors Private Limited, Deepak Nitrate Limited, Himatsingka Seide Limited, JSA Law Limited, JSA Lex Holdings Limited and Divatex Home Fashions Inc. The business address of Mr. Desai is Vakil’s House, 18 Sprott Road, Ballard Estate, Mumbai, Maharashtra 400001, India.

Gautam Bhailal Doshi is our Non-Executive Director and was appointed to our board of directors in December 2001 and is the Chairman of our Audit Committee. Mr. Doshi is based in Mumbai, India. Mr. Doshi is a chartered accountant. Since August 2005, he has been the group managing director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has more than 28 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Doshi is also a director of Reliance Communications Infrastructure Limited, Reliance Media Works Limited, Reliance Anil Dhirubhai Ambani Group Limited, Reliance Big TV Limited, Reliance Telecom Limited, Sonata Investments Limited, Piramal Life Sciences Limited, Digital Bridge Foundation (formed under Section 25 of Companies Act, 1956, Reliance Broadcast Network Limited, Reliance Home Finance Private Limited, Telecom Infrastructure Finance Private Limited and Connect Infotain Private Limited. The business address of Mr. Doshi is Reliance Centre, 3rd Floor, 19 Walchand Hirachand Marg, Ballard Estate, Mumbai, Maharashtra 400038, India.

Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is based in Mumbai, India. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, as amended, or FEMA, and the Securities Contracts (Regulation) Act, 1956, or the SCRA. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director of Everest Industries Limited, Excel Crop Care Limited, IL&FS Infrastructure Development Corporation Limited, Jai Corp. Limited, Jai Realty Ventures Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Reliance Ports and Terminals Limited and Sunshield Chemicals Limited. The business address of Mr. Junnarkar is 311/312 Embassy Centre, Nariman Point, Mumbai, Maharashtra 400021 India.

A.R. Narayanaswamy is our additional non-executive director and was appointed to our board of directors in July 2011. He is based in Mumbai. He has over 36 years of experience as Chartered Accountant. Mr. Narayanaswamy has a Bachelor of Commerce from the University of Mumbai. He is a member of the Institute of Chartered Accountants of India. He consults for companies in accounting, financial management and information technology areas across several industry verticals. Mr. Narayanaswamy is also a director of Hindustan Zinc Limited, STL, IBIS Softec Solutions Private Limited, IBIS Logistics Private Limited and IBIS Systems and Solutions Private Limited. The business address of Mr. Narayanaswamy is 404, Mastermind 1, Royal Plams, Goregaon (East), Mumbai 400065, India.

Executive Officers

Mahendra Singh Mehta is our Group Chief Executive Officer and Chief Executive Officer. Mr. Mehta joined our group in April 2000 and held various leadership positions within our group, including as the chief executive officer and Whole Time Director of HZL and as our commercial director for, base metals and head of our copper business. Prior to joining our group, Mr. Mehta worked in the steel industry for more than 20 years including Lloyds Steel Industries Limited where he handled a wide portfolio of responsibilities, including marketing, procurement, working capital finance and projects. Mr. Mehta is also the chief executive officer of Vedanta and was appointed as a director of Vedanta in October 2008. Mr. Mehta is the Chief Executive Officer of our company with effect from March 31, 2011. Mr. Mehta has a Bachelor of Mechanical Engineering from MBM Engineering College, Jodhpur, and a Master of Business Administration from the Indian Institute of Management, Ahmedabad.

Tarun Jain is our Director of Finance. Mr. Jain joined Sterlite in 1984 and has over 26 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of Sterlite USA, BALCO, Vedanta Aluminium, SIL (formerly known as Sterlite Paper limited), Cairn India, Twin Star and Vedanta Medical Research Foundation and Rajtaru Charity Foundation (formed under Section 25 of Companies Act, 1956).

A. Thirunavukkarasu is our Group Head of Corporate Human Resources. He joined the Group in April 2004 as general manager of human resources and subsequently became the senior vice president of human resources for our Copper Division. In 2004 he headed our human resources, quality management, corporate social responsibility and public relation functions. In July 2007 he became the head of one Group human resources division. Mr. Thirunavukkarasu has held various positions in the human resources departments of several companies including Hindustan Levers Limited, English Electric Co. of India Limited and TVS Electronics Limited. Mr. Thirunavukkarasu holds a Bachelor degree in Literature and Masters in Social Work with personnel management and organisational behaviour as his specialisation from Loyola College, Chennai.

Dilip Golani heads the Management Assurance and Information Technology function of Group. He headed the Management Assurance function from April 2000 to July 2004. Mr. Golani headed sales and marketing division for Hindustan Zinc Limited and a Group performance management function from August 2004 to November 2005. Prior to joining the Group in April 2000, he was member of the Unilever corporate audit team responsible for auditing Unilever group companies in Central Asia, Middle East and Africa regions. At Unilever, Mr. Golani was responsible for managing operations & marketing functions for one of the exports businesses of Unilever India (Hindustan Unilever Limited). Mr. Golani has over 20 years’ experience and has worked with organisations like Ranbaxy Laboratories Limited and Union Carbide India Limited. Mr. Golani is a Bachelor in Mechanical Engineering from Motilal National Institute of Technology, Allahabad and a Post Graduate Diploma in Industrial Engineering and Management.

Other Significant Employees

Copper Business

Jeyakumar Janakaraj is the Chief Executive Officer of CMT. Mr. Janakaraj joined our group in September 1995 as a mechanical engineer in our copper division at Tuticorin. He subsequently joined HZL as a senior manager in July 2002 and worked in various capacities, including as head of projects for HZL’s mines and smelters. Prior to joining our group, Mr. Janakaraj was with Essar Steel from 1992 to 1995 as a junior engineer. In September 2006, Mr. Janakaraj was awarded a Gold Medal by the Indian Institute of Metals, Kolkata, for his significant contributions to the non-ferrous metallurgical industry. Mr. Janakaraj is also Chief Executive Officer of KCM. Mr. Janakaraj has a Bachelor of Mechanical Engineering from the PSG College of Technology, Bharathiar University, and Coimbatore.

P. Ramnath is the Chief Executive Officer of Sterlite Copper operations in Tuticorin and Silvassa. Mr. Ramnath joined our group in September 2011. Prior to joining our group, Mr. Ramnath worked at Jubilant Organosys, Praxair India, SNF Ion Exchange, Bakelite Hylam Limited and Reliance Industries Limited. Prior to joining us, Mr. Ramnath was also the Chief Operating Officer of JK Paper Limited. He is also a Director of MALCO, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), Sterlite Ports Limited (formerly known as MALCO Power Company Limited) and Sterlite Infraventures Limited (formerly known as MALCO Industries Limited). Mr. Ramnath has a Bachelor of Technology from Osmania University, Hyderabad and a Post Graduate Diploma from the Indian Institute of Management, Bengaluru.

Zinc India Business

Akhilesh Joshi is the Chief Executive Officer and Whole Time Director of HZL. He joined HZL in 1976 as an assistant engineer for mining and worked in various capacities at both underground and opencast mines of HZL. Mr. Joshi became the General Manager of HZL when HZL became a part of the Vedanta group. He has also served as the unit head—RAM and became Senior Vice President (Mines) in April 2008. Mr. Joshi played a significant role in the expansion projects for the Rampura Agucha mine and is in charge of the mining activities at HZL. Mr. Joshi is a Bachelor of Engineering (Mining) from M.B.M. Engineering College, Jodhpur.

Amitabh Gupta is the Chief Financial Officer of HZL and is responsible for its finance and accounting functions, its information technology, legal, insurance, compliance and treasury departments. Mr. Gupta joined the Company on December 1, 2011 . Prior to his present appointment he was the chief financial officer of Moser Baer Solar Limited. He has over 23 years of experience in the Finance arena having worked in corporations like Cargill India, TeleTech India (Bharti Group) and Ranbaxy. He is a Bachelor of Commerce from Sriram College of Commerce, New Delhi. Mr. Gupta is a member of the Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

Zinc International Business

Rajagopal Kishore Kumar is the Chief Executive Officer of our Zinc International Division and also a non-executive director of KCM. Prior to this, Mr. Kumar headed our copper and zinc divisions and he has been responsible for the overall management of our copper and zinc businesses since December 2006 and October 2008, respectively. He was appointed as the Chief Executive Officer of our consolidated group of companies in October 2008 and remained in this position until March 2011. Mr. Kumar joined our company in April 2003 as vice president of marketing for HZL and became senior vice president of marketing for our copper division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our company, Mr. Kumar was employed by Hindustan Lever Limited for 12 years. Mr. Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.

Aluminum and Power Business

Sushil Kumar Roongta is the Managing Director of Vedanta Aluminium, Vice-Chairman of BALCO, Chairman of TSPL and Director in Sterlite Energy and is responsible for the aluminium and power Business. Prior to his present appointment, he was Chairman of Steel Authority of India Limited or SAIL. Mr. Roongta has an experience of four decades with SAIL, and has held a key position in the marketing division before being appointed as Director (Commercial) in 2004 and later as Chairman in 2006 of the SAIL board. Mr. Roontga has a Bachelor of Engineering from the Birla Institute of Technology and Science, Pilani, and is a gold medalist in Post Graduate Diploma in Business Management in International Trade from Indian Institute of Foreign Trade, Delhi. He is a fellow member of the All India Management Association. He is also on the board of Neyveli Lignite Corporation Limited, Shipping Corporation of India Limited, Jubilant Industries Limited, Hindustan Petroleum Corporation Limited, ACC Limited and member of the board of governors of the Indian Institute of Technology, Bhubaneshwar.

Mansoor Siddiqi is the Director of Vedanta Aluminium Limited with effect from June 2007. He was also a Whole Time Director of Vedanta Aluminium Limited till February 18, 2011. Mr. Siddiqi joined our group in 1991. Prior to his present appointment, he was the director of projects for our group and was in charge of managing our expansion projects in our aluminum business. Prior to joining our group, Mr. Siddiqi worked at Hindustan Copper Limited and has 30 years of experience in various areas of operations and project management. Mr. Siddiqi is also a director of Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited and Talwandi Sabo Power Limited. Mr. Siddiqi has a Bachelor of Technology from the Indian Institute of Technology, Delhi, and a Diploma in Management from the All India Management Association, Delhi.

V. Ramanathan is the Chief Financial Officer of Vedanta Aluminum Limited and is responsible for the finance and accounting functions of our associated company, Vedanta Aluminium Limited, including legal and compliance and corporate secretarial. Mr. Ramanathan joined our group in 1992. Prior to that, he was with Coimbatore Agro Industries Limited and Malabar Building Limited. Mr. Ramanathan has a Bachelor of Science from the University of Madras and is a member of the Institute of Chartered Accountants of India.

Pramod Suri is the Chief Executive Officer and Whole-Time Director of Vedanta Aluminium with effect from August 1, 2011 and a Director of Sterlite Energy. He is responsible for the operations of Vedanta Aluminium and Sterlite Energy. Mr. Suri was previously the president for BALCO operations. He joined the group in 2004 as the head of BALCO’s 245,000 tpa aluminum smelter at Korba. Prior to joining our group, Mr. Suri was employed in JK Industries Limited (tyre division) as their vice-president and prior to that, he held positions in the Indian Aluminium Company Limited, CEAT Limited and Goodyear South Asia Tyres Pvt Ltd. Mr. Suri has a Master’s degree in Chemical Engineering from the Indian Institute of Technology, Delhi, India. He is also on the Board of Vedanta Medical Research Foundation, South West Orissa Bauxite Mining Private Limited and Raykal Aluminium Company Private Limited.

Gunjan Gupta is the Chief Executive Officer and Whole Time Director of BALCO. Mr. Gupta joined BALCO in September 2005 and served as the vice president of marketing and the business head for the 245,000 tpa smelter complex at Korba in February 2007. He became chief executive officer of BALCO in March 2008 and Whole Time Director of BALCO in October 2008. Mr. Gupta has worked in various positions including business development, sales and business process re-engineering at Tata Steel and Arcelor Mittal. Mr. Gupta worked in sales and marketing division of Tata Steel from 1990 to 1999. From 1999 to 2002, he joined SIIL in the sales and marketing division and became the head of copper marketing. During 2002 to 2003, he headed the marketing division of BALCO and from 2003 to 2005 he worked with Arcelor Mittal Group (then Mittal Steel) and was director of global sales for the Central and European Steel operations of the group. Mr. Gupta has a Bachelor of Chemical Engineering from the Indian Institute of Technology, Roorkee and a Master of Business Administration from the Faculty of Management Studies, Delhi.

Dinesh Mantri is the Chief Financial Officer of BALCO since July 2009. Prior to this, he was with AV Birla group for a period of seven years at Grasim and Birla Copper and Singapore based Tolaram group. He also served in South Africa for three years from 1997 to 2000 and is associated with Vedanta for last ten years in various capacities with MALCO, HZL and Vedanta Aluminium. He has over 22 years experience in finance and accounting functions. Mr. Mantri is a Bachelor of Commerce from University of Rajasthan. He is also a member of the Institute of Chartered Accountants of India.

Bibhu Prasad Mishra is the Chief Operating Officer of BALCO since July 18, 2008. Mr. Prasad joined our group in July 2008. Prior to this, he worked at NALCO, Aluminium Bahrain and MOZAL and has 26 years experience in aluminum smelting operations. Mr. Prasad has a degree in Metallurgical Engineering from The National Institute of Technology, Rourkela and in Industrial Engineering from IIIE, Mumbai. He has also done in Masters in Business Administration from Herriot Watt University, United Kingdom.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate compensation we paid our executive directors and executive officers for fiscal 2012 was Rs. 311.8 million ($ 6.13 million), which includes Rs. 228.99 million ($ 4.5 million) paid towards salary, bonuses, allowances and non-cash payments, Rs. 63.45 million ($ 1.25 million) paid and payable by us to Vedanta for the fair value of share options granted to our executive directors and executive officers under the Vedanta LTIP, and Rs. 19.39 million ($ 0.38 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive during fiscal 2012 was Rs. 125.06 million ($ 2.46 million) (of which Rs. 91.94 million ($ 1.81 million) comprised salary, bonuses and allowances, Rs. 23.98 million ($ 0.47 million) comprised payment by us and payable to Vedanta for the fair value of share options granted under the Vedanta LTIP, and Rs. 9.14 million ($ 0.18 million) comprised benefits such as contribution to the provident fund and superannuation fund.

The following table sets forth the compensation paid to our directors and executive officers in fiscal 2011, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

Name	Salary, Bonuses, Allowances and Perquisites	Fair Value of Share Options granted under the Vedanta LTIP	Contribution to Provident and Superannuation Funds
	(Rs. in millions)
Navin Agarwal	91.94	23.98	9.14
Din Dayal Jalan	24.97	7.05	1.94
Mahendra Singh Mehta	31.75	9.69	1.91
Tarun Jain	51.26	13.21	4.77
A.Thirunavukkarasu	12.94	4.29	0.73
Dilip Golani	16.12	5.24	0.90

The aggregate compensation paid or payable to our non-executive directors for fiscal 2012 was Rs. 6.2 million ($ 0.12 million), which comprised Rs. 0.61 million( $ 0.01 million) in sitting fees and Rs.5.62 million ($ 0.11 million) in commissions.

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

Outstanding Awards or Options

As of March 31, 2012, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 253,263 ordinary shares of Vedanta representing approximately 0.09% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $ 0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “- Vedanta Long-Term Incentive Plan.”

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2011 and March 31, 2012, the total amount set aside by us to provide pension, retirement or similar benefits was Rs. 1,948 and Rs. 1,696 million ($ 33.3 million) respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of Rs. 510 million and Rs. 819 million ($ 16.1 million) in fiscal 2011 and 2012, respectively.

Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. Our gratuity plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the employee’s salary and length of service with us. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by LIC and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 1,616 million and Rs. 1,379 million ($ 27.1 million) in fiscal 2011 and 2012, respectively.

Superannuation Fund

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 46 million and Rs. 43 million ($ 0.8 million) in fiscal 2011 and 2012, respectively.

Compensated Absence

Our liability for compensated absences is determined on an actual basis for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 1,365 million and Rs. 1,524 million ($ 29.9 million) in fiscal 2011 and 2012, respectively.

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

As of March 31, 2012, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 253,263 ordinary shares of Vedanta representing approximately 0.09 % of Vedanta’s share capital.

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

C. Board Practices

Composition of the Board

Our board of directors currently consists of seven directors. Four of our seven directors, namely, Mr. Gautam Bhailal Doshi, Mr. A.R. Narayanaswamy, Mr. Sandeep H. Junnarkar and Mr. Berjis Minoo Desai, satisfy the “independence” requirements of the NYSE rules.

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders. Mr. Navin Agarwal and Mr. Din Dayal Jalan have entered into service contracts with us which will expire on July 31, 2013 and December 23, 2012, respectively. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of. None of their service contracts provide for benefits upon termination of their employment.

Under the service contracts, each of Messrs. Agarwal and Jalan is entitled to be paid a basic salary, performance incentives to be determined by our board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. The basic salaries of Messrs. Agarwal and Jalan in fiscal 2012 were Rs. 2.8 million ($ 0.05 million) and Rs.0.5 million ($ 0.01 million) per month, respectively. In addition, Mr. Agarwal is entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our board of directors, subject to a maximum allowable under Indian law. Mr. Jalan is entitled to receive a bonus equal to 20.0% of his respective basic salary.

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

Audit Committee

The audit committee consists of four directors: Mr. Gautam Bhailal Doshi (Chairman), Mr. A.R. Narayanaswamy (Vice Chairman), Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi, Junnarkar and Narayanaswamy satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 as amended, or the Exchange Act and the NYSE rules. The principal duties and responsibilities of our audit committee are as follows:

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

On July 23, 2011, A.R. Narayanaswamy was appointed as the Chairman of the Audit Committee. On January 23, 2012, Gautam Bhailal Doshi was appointed as Chairman of the Audit Committee and A.R. Narayanaswamy was appointed as Vice Chairman of the Audit Committee.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Gautam Bhailal Doshi and Mr. A.R. Narayanaswamy are designated as our “audit committee financial experts”, within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

The audit committee held six meetings in fiscal 2012.

Nomination, Governance and Remuneration Committee

The nomination, governance and remuneration committee consists of four directors: Mr. Berjis Minoo Desai (Chairman), Mr. Gautam Bhailal Doshi, Mr. A.R. Narayanaswamy and Mr. Anil Agarwal. Three of the four directors on this committee are independent directors, namely, Messrs. Desai, Doshi and Narayanaswamy. The committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc) of whole-time directors/executive directors. This is done after taking into account our profits and performance, external competitive environment and our growth plans and the company policy on rewarding achievements and performance.

The remuneration committee held one meeting in fiscal 2012.

Share/ Debenture Transfer Committee

The share and debenture transfer committee consists of three members Mr. P. Ramnath, Mr. Sridhar Narasimhan and Mr. Rajiv Choubey. The principal duties and responsibilities of this committee are to approve transfers of shares or debentures and to consider stock splits and consolidation requests received from our shareholders.

The share and debenture transfer committee held twelve meetings in fiscal 2012.

Shareholders’ and Investors’ Grievance Committee

The shareholders’ and investors’ grievance committee consists of three directors: Mr. Sandeep H. Junnarkar (Chairman), Mr. Berjis Minoo Desai and Mr. Din Dayal Jalan. Mr. Din Dayal Jalan was appointed as a member of the shareholders’ and investors’ grievance committee effective April 27, 2009. Two of three directors on our shareholders’ and investors’ grievance committee are independent directors, namely, Messrs. Junnarkar and Desai. The principal duties and responsibilities of this committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors.

The shareholders’ and investors’ grievance committee held four meetings in fiscal 2012.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Our Business—Employees.”

E. Share Ownership for Directors and Executive Officers :

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2012 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of March 31, 2012 are based on an aggregate of 3,361,207,534 equity shares outstanding as of that date.

	Equity Shares Beneficially Owned
Name	Number	Percent
Anil Agarwal(1)	1,956,383,435	58.20%
Navin Agarwal	—	—
Tarun Jain	—	—
Din Dayal Jalan	—	—
Berjis Minoo Desai	—	—
Gautam Bhailal Doshi	—	—
Sandeep H. Junnarkar	72,000	*
Mahendra Singh Mehta	3,119	*
A.Thirunavukkarasu	—	—
Dilip Golani	1,000	*
All our directors and executive officers as a group (10 persons)	1,956,459,554	58.20%

Notes:

*	Represents beneficial ownership of less than 1.0%.
(1)	Consists of 1,956,383,535 equity shares beneficially owned by Vedanta. Volcan holds 56.6% of the share capital and 63.2% of the voting rights of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of March 31, 2012 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 3,361,207,534 equity shares outstanding as of that date.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Vedanta Resources Plc(1)	1,956,383,435	58.20%

Note:

(1)	Vedanta has beneficial ownership of 1,956,383,435 equity shares, consisting of 1,671,144,924 equity shares held by Twin Star and 41,371,963 ADSs held by Twin Star representing 165,487,852 underlying equity shares and 119,750,659 equity shares held by MALCO. Twin Star and Welter Trading hold 78.8 and 16.0% of the outstanding shares of MALCO respectively and Twin Star is a controlling shareholder of MALCO. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta; accordingly, our shares beneficially owned by Twin Star and MALCO may be regarded as being beneficially owned by VRHL and Vedanta. Volcan holds 56.6% of the share capital and 63.2% of the voting rights of Vedanta.Volcan is 100.0% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, securities beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that may be beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “- B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

As of March 31, 2012, there were approximately 273,626 holders of our equity shares of which 118 have registered addresses in the United States. As of the same date, 104,604,802 of our ADSs representing 418,419,208 equity shares, representing 12.45% of our outstanding equity shares, were held by a total of 12 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Related Parties

Volcan and the Agarwal Family

Volcan holds 56.6% of the share capital and 63.2% of the voting rights of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, is the protector of the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “- Vedanta.” Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, also have a controlling interest in STL, a publicly listed company in India which was spun-off from the Vedanta group in July 2000, except for nominal interests in STL held by MALCO and us.

Vedanta

As of March 31, 2012, Vedanta had beneficial ownership of 1,956,383,435 of our equity shares, including 1,836,632,776 equity shares (54.64%) held by Twin Star and 119,750,659 (3.56%) equity shares held by MALCO. Twin Star and Welter Trading holds 78.8% and 16.0% of the outstanding shares of MALCO and Twin Star is a controlling shareholder of MALCO. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta. As a result, Vedanta is the beneficial owner of 58.20 % of our equity shares.

Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and its direct and indirect shareholders, and their respective associates, or the “Volcan Parties” as required by the listing rules of the Financial Services Authority of the United Kingdom or the FSA and to ensure that transactions and relationships, including all matters that are the subject of the shared services agreement (as described below) with the Volcan Parties are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the FSA or if Vedanta is de-listed from the LSE. In addition, the relationship agreement will terminate in respect of Onclave and Mr. Anil Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the FSA is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of 30.0% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.

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

•

the acquisition or ownership by the Volcan Parties of not more than 5.0% in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; or

•

the acquisition or ownership, directly or indirectly, by the Volcan Parties of any interest in, a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of Vedanta group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to $ 50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party (i) is not an officer or director of a Vedanta group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favorable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta group should not make the acquisition; and

•

transactions and relationships between Vedanta and the Volcan Parties must be conducted at arm’s length and on a normal commercial basis, including those to be provided under the shared services agreement.

Key Management Personnel

See “Note 33 of Notes to the Consolidated Financial Statements — Related Party Transactions Parties — Vedanta.”.

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

Representative Office Agreement—Vedanta and Sterlite

We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $ 2.0 million (Rs. 89.1 million) per year to Vedanta. This agreement has been extended up to March 31, 2012.

Consultancy Agreement—Vedanta and Sterlite

We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable, though this agreement was not negotiated on an arm’s length basis. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40.0%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40.0%, is $ 3.0 million (Rs. 133.6 million) per year. This agreement was extended up to March 31, 2012.

Outsourcing Services Agreement—Vedanta and Sterlite

We entered into a service agreement with Vedanta on April 1, 2010, under which we shall provide accounting, treasury and related services at the request of Vedanta from time to time. In consideration of above, Vedanta has agreed to pay us service charges aggregating to an amount of $ 0.2 million (Rs. 9.6 million) per year.

Issuance of Equity Shares by Vedanta Aluminium—Sterlite, Twin Star and Vedanta Aluminium

Prior to March 2005, Vedanta Aluminium was a wholly-owned subsidiary of ours that was part of our consolidated group of companies. In March 2005, Vedanta Aluminium issued equity shares to Twin Star in exchange for consideration of Rs. 4,421 million from Twin Star. As a result of this sale of equity shares by Vedanta Aluminium, Twin Star acquired a 70.5% ownership interest in Vedanta Aluminium and we ceased to consolidate Vedanta Aluminium in our consolidated financial statements. The terms of this sale were negotiated between Vedanta Aluminium and Twin Star on an arm’s length basis, with an independent appraiser hired to establish the sale price. During fiscal 2007, Vedanta Aluminium issued to us 1,133,737 equity shares of par value Rs. 10 per equity share for cash at a price of Rs. 1,160 per equity share on a rights basis. Accordingly, we paid a sum of Rs. 1,315 million ($ 25.85 million). We subscribed for our full proportionate share so as to maintain our shareholding in Vedanta Aluminium at 29.5%. During fiscal 2010, we have received 69,437,960 equity shares on account of the split of the value of the shares from Rs. 10 to Rs. 2 per share and 165,322,677 equity shares on account of the bonus issue in the ratio of 1.90:1 from Vedanta Aluminium. As of March 31, 2012, we have 252,120,127 equity shares in Vedanta Aluminium.

Issuance of Preference Shares by Vedanta Aluminium—Sterlite and Vedanta Aluminium

We gave a loan in the amount of Rs.93,350 million to Vedanta Aluminium at interest rates ranging from 8.0% to 10.50% with varying maturity periods. On March 29, 2012, we invested Rs. 30,000 ($ 589.5 million) in preference shares of Vedanta Aluminium with maturity period of ten years and dividend rate of 9.0% and redeemable at a premium at the end of a ten year period. We have invested in the preference shares by converting the loan provided to Vendanta Aluminium. These preference shares are outstanding as of March 31, 2012.

Issuance of Debentures by Vedanta Aluminium—Sterlite and Vedanta Aluminium

In fiscal 2008, pursuant to two memoranda of understanding entered into between Vedanta Aluminium and us on August 29, 2007 and December 23, 2007, Vedanta Aluminium issued to us 1.6 billion zero % optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 16,000 million ($ 314.4 million). The debentures are convertible in full or in part into equity shares at such premium as may be determined by a merchant banker or any other expert agency in the field based on fair value at any time within five years from the date of allotment unless we request for an extension of the redemption date by up to five years. Debentures that have not been converted to equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures, or at the expiry of the extension period. In September 2008, 265,840,200 debentures of Rs. 2,658 million ($ 52.2 million) had been converted into 1,772,268 equity shares of Rs. 10 each at a premium of Rs. 1,490 per share. During the fiscal 2010, Vedanta Aluminum has paid Rs. 13,342 million ($ 262.2 million) to us towards redemption of its 1,334,159,800 debenture.

In fiscal 2009, pursuant to a term sheet for the issue of 15,000 non-convertible debentures at par value of Rs. 1.0 million per debenture, Vedanta Aluminium issued to us 6,850 such debentures. Interest at the rate of 9.75% is payable semi-annually. Accordingly, we paid a sum of Rs. 6,850 million. In April and May 2009, Vedanta Aluminium issued the remaining 8,150 debentures to us and we paid a sum of Rs. 8,150 million. The debentures are redeemable at par one year from the date of allotment. In fiscal 2011, 8,150 debentures were redeemed by Vedanta Aluminium and we received a sum of Rs. 8,150 million ($ 182.9 million).

In fiscal 2010, pursuant to a letter of allotment for the issue of 10,000 non-convertible debentures at par value of Rs.1 million per debenture, Vedanta Aluminium issued to us 10,000 such debentures. Interest at the rate of 8.0% is payable semi-annually. Accordingly, we paid a sum of Rs.10,000 million ($ 196.5 million). The debentures are redeemable at par one year from the date of allotment. In fiscal 2011, 10,000 debentures were redeemed by Vedanta Aluminium and we received a sum of Rs. 10,000 million ($ 196.5 million).

Loan Agreement—Sterlite and Vedanta Aluminium

We entered into a loan agreement with Vedanta Aluminium on February 4, 2008, under which we agreed to lend to Vedanta Aluminium Rs. 10,000 million ($ 196.5 million) for a term of ten years. Interest is payable in arrears on the outstanding amount of the loan at the prevailing RBI bank rate plus 2.0% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of 10 years from the date of the last disbursement of the loan which shall be no later than March 31, 2010. As of March 31, 2012, the amount outstanding under the loan was approximately Rs. 7,890 million ($ 155.1 million).

We entered into a loan agreement with Vedanta Aluminium on February 5, 2010, which was effective from December 10, 2009, under which we agreed to lend to Vedanta Aluminium Rs. 5,000 million for a term of one year. Interest is payable in arrears on the outstanding amount of the loan at 8.0% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. In fiscal 2011, Vedanta Aluminium fully repaid Rs. 5,000 million.

Further, we entered into a loan agreement with Vedanta Aluminium on February 5, 2010, which was effective from December 25, 2009, under which we agreed to lend to Vedanta Aluminium Rs. 25,000 million for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. In fiscal 2011, Vedanta Aluminium fully repaid Rs. 25,000 million during fiscal 2011.

Further, we entered into a loan agreement with Vedanta Aluminium on February 11, 2010, which was effective from January 26, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 45,000 million ($ 1,010.3 million) for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. In fiscal 2011, Vedanta Aluminium has repaid Rs. 19,500 million and rolled over the balance amount of Rs 25,500 million for a period of one year with interest rate of 10.0%. In fiscal 2012, this was further rolled over at the interest rate of 10.50% . As of March 31, 2012, the amount outstanding under the loan was Rs. 25,500 million ($ 501.1 million).

Further, we entered into a loan agreement with Vedanta Aluminium on April 6, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 25,000 million ($ 491.3 million) for a term of one year. Interest is payable at the rate of 8.0% per annum at the time of the repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. During fiscal 2012, the loan balances were rolled over for one year at a rate of 10.0%. Further, Rs.17,000 million of the loan balances were converted into preference shares on March 29, 2012. As of March 31, 2012, the amount outstanding under the loan was Rs. 8,000 million ($ 157.2 million).

Further, we entered into a loan agreement with Vedanta Aluminium on September 29, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 20,000 million ($ 393.0 million) for a term of one year. Interest is payable at the rate of 8.0% per annum at the time of repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. During fiscal 2012, the loan balances were rolled over for one year at coupon rate of 10.25%. Further, Rs. 3,000 million of the loan balances were converted into preference shares. As of March 31, 2012, the amount outstanding under the loan was Rs. 17,000 million ($ 334.1 million).

Further, we entered into a loan agreement with Vedanta Aluminium on April 12, 2011, under which we agreed to lend to Vedanta Aluminium Rs. 10,000 million ($ 196.5 million) for a term of one year. Interest is payable at the rate of 10.0% per annum at the time of the repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. This outstanding loan balance was converted into preference shares.

Further, we entered into a loan agreement with Vedanta Aluminium on October 27, 2011, under which we agreed to lend to Vedanta Aluminium Rs. 5,250 million ($ 103.2 million) for a term of one year. Interest is payable at the rate of 10.25% per annum at the time of the repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. As of March 31, 2012, the amount outstanding under the loan was Rs. 4,710 million ($ 92.6 million).

Loan Agreement – SOVL and Vedanta Aluminium

Further, SOVL entered into a loan agreement with Vedanta Aluminium on October 29, 2011, under which they agreed to lend to Vedanta Aluminium Rs. 2,410 million ($ 47.4 million) for a term of one year. Interest is payable at the rate of 10.25% per annum at the time of the repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. After merger of SOVL with Sterlite with effect from April 1, 2011, pursuant to the order of the High Court of Madras dated March 29, 2012, these loan balances are outstanding for us. As of March 31, 2012, the amount outstanding under the loan is Rs. 2,413 million ($ 47.4 million).

Loan Agreement—THL Zinc Limited and Black Mountain Mining (proprietary) Limited

On February 15, 2011, on account of the acquisition of BMM, a short term loan (BMM shareholder loan) was extended by THL Zinc Limited to BMM for an amount of ZAR 622.5 million. This loan is interest free and has no fixed repayment terms. This loan has been subordinated to other debts until such time BMM’s total assets and total current assets fairly valued exceed its total liabilities and total current liabilities. As on March 31, 2012 the loan balance outstanding was ZAR 186.7 million ($ 24.4 million). This BMM shareholder loan was earlier extended by Anglo American Plc.

Loan Agreement—Vedanta Jersey Investment Limited and Monte Cello BV

Monte Cello BV (wholly owned subsidiary of the company) entered into agreement with Vedanta Jersey Investment Limited (wholly owned subsidiary of Vedanta) on April 1, 2010 to make available loan facility which shall not exceed $ 150 million at an interest rate of 2.25% per annum. The loan balance as of March 31, 2012 of Rs. 3,479 million ($ 68.3 million) was rolled over for a period of one year and is payable in March 2013.

Loan Agreement—Vedanta Resources plc and Monte Cello BV

Monte Cello BV (wholly owned subsidiary of the company) entered into agreement with Vedanta on November 28, 2011 to make available loan facility of $ 50 million at an interest rate of 1.05% per annum. Further, on January 3, 2012, a further loan facility of $ 34.5 million was made available at the same interest rate. The total outstanding loan balance as of March 31, 2012 is $ 83.2 million.

Loan Agreement—Welter Trading and Monte Cello BV

Monte Cello BV (wholly owned subsidiary of the company) entered into agreement with Welter Trading (Vedanta is ultimate parent company) on November 3, 2010 to make available loan facility which shall not exceed $ 100 million. at an interest rate of 2.25% per annum. In fiscal 2012, the loan balance together with accrued interest amounting to $ 102.2 million was rolled over at an interest rate of 1.05 % per annum for a further period of one year. As of March 31, 2012, the amount outstanding under the loan was $ 102.2 million.
Loan Agreement—Welter Trading and THL Zinc Limited

Our wholly owned subsidiary, THL Zinc Limited entered into an agreement with Welter Trading, owned by Vedanta, on November 28, 2011 to make available loan facility of $ 75 million at an interest rate of 0.75% per annum for a period of one year. As of March 31, 2012, the amount outstanding under the facility is $ 75 million.

Loan Agreement—Twin Star and THL Zinc Limited

THL Zinc Limited entered into an agreement with Twin Star on March 7, 2012 to make available loan facility of $ 50 million at an interest rate of 1.50% per annum for a period of two years. As of March 31, 2012, the loan amount outstanding under this facility is $ 50 million.

Loan Agreement—Vedanta and THL Zinc B.V.

THL Zinc B.V. our wholly owned subsidiary entered into an agreement with Vedanta on January 13, 2012 to make available loan facility of $ 1.8 million at an interest rate of 1.05% per annum for a period of one year. As of March 31, 2012, the amount outstanding under this facility is $ 1.8 million.

Sale of Aluminium Conductor Business—STL and Sterlite

On August 30, 2006, Sterlite entered into an agreement to sell its aluminum conductor business, also known as its power transmission line division, as a going concern on an “as is where is basis,” subject to existing encumbrances and charges and together with the power transmission line division’s assets, debts, and liabilities, to STL for a consideration of Rs.1,485 million ($ 29.2 million). The terms of this transaction were negotiated between Sterlite and STL on an arm’s length basis, with an independent appraiser hired to establish the sale price. Under the terms of this agreement, Sterlite may not carry on or engage directly or indirectly in any business which competes with any part of the power transmission line division business for a period of five years from the completion of the sale. The sale of this non-core business was approved by Sterlite’s shareholders on September 30, 2006.

Guarantees—Sterlite, CMT, TCM and Vedanta Aluminium

We have provided guarantees on behalf of CMT, TCM and Vedanta Aluminium. See “Item 5. Operating and Financial Review and Prospects—Guarantees.”

Acquisition of Sterlite Energy—Twin Star Infrastructure Limited, Mr. Anil Agarwal, Mr. Dwarka Prasad Agarwal and Sterlite

We acquired 100% of the outstanding shares of Sterlite Energy on October 3, 2006 from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, for a total consideration of Rs. 4.9 million ($ 0.1 million), an amount equal to the par value of all of the outstanding shares of Sterlite Energy. The terms of the acquisition were negotiated on an arm’s length basis and were reviewed and approved by our board of directors, with the interested directors, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, abstaining from the vote.

Acquisition of Lakomasko B.V. – THL Zinc Holding B.V. and Vedanta Resources Holding Limited

THL Zinc Holding B.V. acquired 100% of the outstanding shares of Lakomasko B.V. on November 28, 2011 from Vedanta Resources Holding Limited, a wholly owned subsidiary of Vedanta) for a total consideration of $ 37.7 million. THL Zinc Holding BV also has provided short term unsecured loan of $ 112.0 million to Lakomasko BV which in turn has repaid the loan along with accrued interest to Vedanta Resources Holdings Limited.

Issuance of Debentures by Sterlite Energy—Sterlite and Sterlite Energy

In fiscal 2007, Sterlite Energy issued to us 586 million zero % optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 5,860 million ($ 115.2 million). The debentures are convertible in full or in part into equity shares at a mutually agreed premium at any time prior to the redemption date of the debentures. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On November 5, 2007, we exercised our option to convert all the debentures into 586 million equity shares of Sterlite Energy. In fiscal 2008, Sterlite Energy issued to us 60 million zero % optionally fully convertible debentures of par value Rs. 100 each. We paid a total sum of Rs. 1,650 million ($ 32.4 million) in three tranches as part payment for the debentures. The debentures are convertible in full or in part into equity shares at par value. Debentures that have not been converted into equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures. On October 3, 2007, Sterlite Energy sub-divided its shares and reduced the par value of its equity shares from Rs. 100 to Rs. 10. On November 5, 2007, we exercised our option to convert all the debentures into 600 million partly paid up equity shares of Sterlite Energy with a par value of Rs. 10 each. As the equity shares issued to us were partly paid up, Sterlite Energy subsequently made a call for, and we made payment of, the balance sum of Rs. 4,350 million ($ 85.5 million) as full payment for the entire par value of each equity share.

Sponsor Support Agreement—Sterlite and Sterlite Energy

We entered into a sponsor support agreement on June 29, 2009 with Sterlite Energy and the State Bank of India, as facility agent, in connection with the Rs. 55,690 million ($ 1,094.3 million) term loan facility granted to Sterlite Energy by a syndicate of banks to finance its construction of a 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. Under the sponsor support agreement, we undertook to, among other things, contribute Rs. 20,500 million ($ 402.8 million) to the capital of Sterlite Energy by subscribing for additional shares in order to ensure that Sterlite Energy’s debt to equity ratio does not exceed 75:25 during the term of the facility, meet any project cost overruns by contributing additional capital or by providing or arranging for unsecured and subordinated loans to be made available to Sterlite Energy, retain control of Sterlite Energy until the loan is fully repaid, meet all export obligations as required under the Export Promotion of Capital Good Scheme, fund the development of the coal blocks in Rampia and Dip Side Rampia in the State of Orissa that were jointly allocated by the Ministry of Coal to Sterlite Energy and other companies, and in the event that Sterlite Energy is unable to timely discharge its obligations under the loan agreement due to the occurrence of certain events, to provide additional funds to Sterlite Energy in order to enable Sterlite Energy to meet those obligations. In addition, we agreed to indemnify the lenders, the security trustee and the facility agent against all losses and claims incurred by them as a result of any breach of the loan agreement by Sterlite Energy. Sterlite Energy has applied for cancellation of this facility and has received consent from a majority of the members of the consortium banks.

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

Certain proceedings are ongoing before an arbitral tribunal constituted in accordance with the terms of the shareholders’ agreement between us and the Government of India with respect to our exercise of our call option to acquire the remaining shares of BALCO held by the Government of India. The claim amount is not presently quantifiable. A final award in the matter was pronounced on January 22, 2011. As per the award, clauses 5.3, 5.4 and 5.1(a) and 5.8 of the shareholders’ agreement were held to be void, ineffective and inoperative by virtue of being violative of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi for setting aside the award under Section 34 of the Arbitration and Conciliation Act, 1996. This application is scheduled for hearing on August 6, 2012. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

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

In addition to the civil proceedings, SEBI also initiated criminal proceedings before the Court of the Metropolitan Magistrate, Mumbai, against us, our present Non-Executive Chairman, Mr. Anil Agarwal and Mr. Tarun Jain, one of our directors until March 31, 2009, and the chief financial officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings. The proceedings before the Court of the Metropolitan Magistrate, Mumbai is currently pending and is scheduled for hearing on July 17, 2012. The petition filed by us before the High Court of Bombay is also pending with the next date of hearing yet to be fixed.

Proceedings against directors and employees of BALCO

Criminal Proceedings have been initiated by Mr. Ajay Padia before the Court of the Judicial Magistrate First Class, Pune (“Judicial Magistrate”) against Mr Anil Agarwal, Mr Navin Agarwal, Mr Tarun Jain and certain of our other ex-directors and employees in 2002 stating that an assurance that was given by the said directors that all sums of money owed to him for the damaged material supplied by BALCO was not honored. The Judicial Magistrate directed the police to investigate the matter. In 2003, the police after conducting their investigation, recorded the statements of the directors and gave a report to the Judicial Magistrate that the matter is of civil nature. However, in 2007, Mr. Ajay Padia again filed an application in the Judicial Magistrate alleging that the police have not investigated the matter properly. The Judicial Magistrate issued summons to the directors and employees. On receipt of the summons, an application under Section 482 of the Criminal Procedure Code was filed in the High Court of Bombay for quashing the proceedings in the Judicial Magistrate and disposed the matter directing that alternative remedies were available before the Session Court, Pune, which was the appropriate court. Consequently an application was filed before the Session Court, which sought the records of the JMFC. After exercising the alternative remedy suggested by the Judicial magistrate, the said directors approached the High Court of Bombay which stayed the proceedings of the Judicial Magistrate and the application was listed for disposal. The next date of hearing has not been fixed.

Penalties levied on us and certain of our directors by the Enforcement Directorate

The Enforcement Directorate levied penalties on us and certain of our directors aggregating to Rs. 347 million ($ 7.1 million). This is based on an allegation that we and our other group companies invested an amount of $ 49 million into the Company and MALCO through Twinstar without the permission of the Reserve Bank of India. We submitted that Twinstar obtained the requisite approvals from the Foreign Investment Promotion Board for various investments.

We appealed against this order of the Enforcement Directorate to the Appellate Tribunal for Foreign Exchange seeking waiver of the deposit amount, which is equal to 100% of the penalty levied , which was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which remanded the matter back to the tribunal to consider the issue afresh. The next date of hearing is scheduled for July 10, 2012.

We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant.

Various writ petitions were filed before the High Court of Madras between 1996 and 1998 by various non-governmental organisations such as The National Trust for Clean Environment political parties and some private citizens alleging, among other things, that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air and water pollution and hazardous waste resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin.

On September 28, 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin and following our application to the Supreme Court of India against the order of the High Court of Madras, the Supreme Court stayed the order until further notice. The Supreme Court directed the Tamil Nadu Pollution Control Board, National Environmental Engineering Research Institute and the Central Pollution Control Board to implement certain measures for the improvement of the copper smelter unit at Tuticorin. The copper smelter unit is in the process of complying with such measures and the matter is scheduled for hearing in the fourth week of August, 2012. The stay order granted by the Supreme Court is in effect and the copper smelter plant at Tuticorin continues to operate at rated capacity.

Further, another writ petition was filed in December 2009 in the High Court of Madras challenging the grant of environmental clearance for the expansion of our copper smelting unit at Tuticorin. The writ petition is scheduled for hearing in the second week of June, 2012.

Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.

One petition was filed before the High Court of Orissa challenging the construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri hills, but the same was kept in abeyance as the case containing the same issues were heard simultaneously by the Supreme Court, therefore after the Supreme Court order dated August 8, 2008, the said petition has become ineffective.

Certain non-governmental organizations and an individual filed applications in the Supreme Court of India, in 2004 challenging construction and mining operations on the ground that the construction of mines surrounding the Niyamgiri hills endangers the life and habitat of wild life and the tribal community in that area. A Central Empowered Committee, set up by the Supreme Court of India, issued a report expressing the view that the MoEF should not have permitted the project before undertaking an in-depth study about the ecological effects of the proposed bauxite mine surrounding the Niyamgiri Hills and that the project would result in the displacement of indigenous tribes.

The Supreme Court, passed an order which provided that if the State of Orissa, Orissa Mining Corporation and we jointly agree to the rehabilitation package proposed by the court, and we notify the court that we are agreeable to the package, the court may consider granting clearance to the project. The MoEF granted us the environmental clearance for the mining of bauxite. After the grant of environmental clearance, certain groups of persons and individuals have filed an appeal challenging the grant of the environmental clearance before the National Environment Appellate Authority (“NEAA”) on the same issues which were raised during hearing in Supreme Court. The NEAA dismissed the appeals and has refused to consider the issues already considered in the Supreme Court under the principle of res judicata and pursuant to the NEAA order, additional conditions, may be imposed by the MoEF for the environmental clearance, which remains inoperable for the time being, until the MoEF reconsiders the matter.

The MoEF on August 24, 2010 rejected the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation , which is one of the sources of supply of Bauxite to Vedanta Aluminium. Against this order of the MoEF, Orissa Mining Corporation filed a writ petition in the Supreme Court on October 24, 2010. In the meantime, the MoEF by its order dated July 11, 2011, cancelled the environmental clearance granted to the Orissa Mining Corporation for its Niyamgiri mines. The Orissa Mining Corporation has filed an application in the Supreme Court against this order of the MoEF on August 1, 2011. The next date of hearing for both the writ petition and application are not yet fixed.

The MoEF has also directed Vedanta Aluminium to maintain status quo on the expansion of its refinery on October 20, 2010. Against this order, Vedanta Aluminium filed a writ petition in the High Court of Orissa and the court dismissed the writ. Vedanta Aluminium made an application to the MoEF to reconsider the grant of the environmental clearance for its alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to Vedanta Aluminium for preparation of the Environment Impact Assessment (“EIA”) report which is required to be submitted to the Orissa Pollution Control Board for public hearing and after incorporation of the response, submit the final EIA report to the MoEF for environment clearance. Vedanta Aluminium submitted the EIA report to the Orissa Pollution Control Board and the public hearing has been kept on hold on the direction of the MoEF. Vedanta Aluminium is pursuing the matter with the state government.

BALCO is involved in various litigations in relation to the alleged encroachment of land on which the Korba smelter is situated and the State Government of Chhattisgarh has issued notices to BALCO alleging that BALCO had encroached on state-owned land.

BALCO has occupied certain land on which the Korba smelter is situated since its establishment, which is the subject matter of a dispute for alleged encroachment by BALCO on government owned land, among others. BALCO petitioned the High Court of Chhattisgarh in 1996 to direct the State Government of Chhattisgarh to execute a lease deed in respect of this land in BALCO’s favor. The High Court of Chhattisgarh passed an interim order in 2004 directing that the State Government of Chhattisgarh take no action against BALCO. In 2005, in response to several show cause notices issued against BALCO alleging encroachment of government land, BALCO filed an amendment petition with the High Court of Chhattisgarh seeking to quash these show cause notices. The High Court of Chhattisgarh directed that the status quo be maintained and that BALCO should not engage in any deforestation activities on the land until the next hearing date, which has not yet been determined. By clarificatory order dated July 2, 2007, the High Court of Chhattisgarh directed that BALCO may continue construction and engage in deforestation activities after receipt of the requisite environmental approvals.

BALCO has no formal lease deed in relation to this land. BALCO is engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba smelter. On February 6, 2009, the High

Court of Chhattisgarh held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh has challenged this order in an appeal before the High Court of Chhattisgarh. By an order dated February 25, 2010, the High Court of Chhattisgarh dismissed the appeal. The dispute of encroachment, premium and rent has been decided and the State Government of Chhattisgarh has decided to issue a lease deed in favour of BALCO once the dispute on forest land presently pending before the Supreme Court is decided.

A public interest writ petition has been filed by Sarthak, a non-governmental organisation before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba smelter is situated. It alleges that the land is classified as forest land and belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. The Supreme Court of India has directed the petition to be listed before the Forest Bench of the Supreme Court of India. The Forest Bench has directed the CEC to submit a report on the petition. The CEC submitted a report on the petition to the Supreme Court of India on October 17, 2007, recommending that BALCO be directed to seek ex-post facto approval under the Forest Act for the allotment and non forestry use of the land in possession.

The matter was heard on April 23, 2010 for an interim application by BALCO for clearing the expansion on the land area limited to its proposed expansion. On April 23, 2010, pursuant to a contempt application filed by the petitioners alleging felling of trees, the Supreme Court directed CEC to examine the same and submit its report. The CEC has concluded its examination and is due to submit its report to the Supreme Court. In order to expedite the proceedings BALCO filed an application in the Supreme Court seeking direction to pay without prejudice the net present value on forest land as per the recommendation of the CEC made in 2007. This application was listed on May 7, 2012 on which date the CEC sought four weeks time to submit its report on the contempt application.

In the event that the judgment of the Supreme Court is held against BALCO, BALCO may be required to pay the net present value of the land in question to convert the forest land to non-forest use. The maximum amount payable, based on the highest prescribed rate, is approximately Rs. 63.9 million ($ 1.23 million).

Demand against BALCO for electricity duty

We received a notice on February , 2010 from the Chief Electrical Inspector, Government of Chhattisgarh demanding that BALCO is required to pay Rs. 2,404.3 million ($ 47.2 million) from 2004 to 2009, towards duty on electricity for the generation of power by BALCO’s 540 MW power plant. It alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. However, the directorate of industry issued the eligibility certificate only for our aluminum smelter and not for the power plant as it is diversified. We are currently pursuing this matter with the Government of Chhattisgarh to issue the eligibility certificate for both the aluminum smelter and the power plant at BALCO.

Claim against HZL for environment and health cess

HZL has filed an application before the Supreme Court in January 2012 against the judgment of the High Court of Rajasthan which held the Finance Act, 2008 imposing levy of cess on mineral as being constitutionally valid. An amount of Rs.80 per metric ton of ore produced would be attracted from the Finance Act 2008 if it is held to be valid. The Supreme Court has issued notice in the application and a notice on application for stay. Further direction has been issued on March 23, 2012 not to take any coercive action against the company for recovery of cess. The matter is still pending and is not yet listed for hearing.

Asarco has commenced proceedings against Sterlite and Sterlite USA in the US Bankruptcy Court claiming breach of our May 2008 Agreement.

On March 17, 2010, Asarco filed a complaint in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached an agreement dated May 30, 2008 (“May 2008 Agreement”) by, among other things, refusing to pay the $ 2.6 billion purchase price and refusing to assume the liabilities and contractual obligations as allegedly required under the May 2008 Agreement. Asarco is seeking to recover from us and Sterlite USA the damages allegedly suffered by it, as a result of the alleged breach and certain other amounts, including costs associated with Asarco’s efforts to complete their reorganization and costs, disbursements and attorney’s fees in connection with the proceedings. Asarco has claimed these damages to be in the range of $ 533 million to $ 1,509 million and has also claimed applicable pre-judgment interest.

The May 2008 Agreement was only a stalking horse bid, the consummation of which was subject to various approvals from creditors of Asarco’s estate, the U.S. Bankruptcy Court and competition from any other bidders. The reorganization plan proposed by Asarco’s parent companies (“Parent Plan”) was finally approved by the U.S. District Court on November 13, 2009 and was consummated. It paid all the creditors in full along with interest and provided substantial benefits to the equity holders. The Parent Plan provided for a cash contribution of $ 2.205 billion to the estate of Asarco, a promissory note of $ 280 million to the trust set up for the benefit of asbestos claimants, assumption of certain liabilities and waiver of certain claims against Asarco. Asarco’s estate also provided substantial tax benefits to the equity holders. Asarco disclosed in the joint disclosure statement filed by it during the bankruptcy proceedings, in its view that the recovery, if, any, against such potential claims may be approximately $ 100 million.

Further, Asarco terminated the agreement it entered with us on March 6, 2009 (the “March 2009 Agreement”). This agreement superseded the May 2008 Agreement in its entirety. The March 2009 Agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 Agreement. Asarco drew the $ 50 million provided as deposit under this agreement. We filed an application to the U.S. Bankruptcy Court for the return of the $ 50 million drawn by Asarco which was subsequently rejected.

The trial on Asarco’s complaint and our application was completed on August 17, 2011. The U.S. Bankruptcy Court, by its order dated February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.75 million in incidental damages. This amount shall be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.75 million. We and Asarco have filed a notice of appeal against this judgment. Additionally, Asarco filed a motion seeking pre-judgement interest on the incidental damages and for reimbursement of legal fees and expenses of $ 37 million. The U.S. Bankruptcy Court rejected Asarco’s motion for $ 37 million. We have provided for the amount of Rs. 4,233 million ($ 83.2 million) in our consolidated statement of income as part of our administration expenses for fiscal 2012.

Central Excise

The Central Excise department of the Government of India has issued in July 2010 an ex-parte notice for reversal of Cenvat credit of Rs. 3,150 million along with interest of Rs. 88 million for the non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of work challans for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the Advance license conditions from 2005 to 2009. We filed four writ petitions WP No. 8123, 8135, 9744 and 9755 in 2010 in the High Court of Madras against the Central Excise department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise department. The High Court of Madras granted a stay in relation to WP No. 8135 till a fresh enquiry was made. Further, the High Court of Madras disposed WP No. 9744, 9755 and the contempt petition.

The Central Excise department deputed the Assistant Commissioner of Central Excise to conduct an enquiry for the alleged non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules in respect of non-return of job work challans. The Assistant Commissioner of Central Excise served a show cause notice on September 9, 2011. We filed a reply before the Assistant commissioner of Central Excise. After conducting personal hearing Assistant Commissioner of Central Excise has passed a favorable order on January 1, 2012 and dropped the demand for duty and interest.

We have filed two writ appeals WP No. 704 and 705 of 2011 in the High Court of Madras challenging the orders passed with respect to the writ petitions 8135 and 9744 of 2010. The writ petitions were admitted on August 1, 2011 and the court directed other party to maintain status quo. These matters came up for hearing on August 29, 2011. The matter has been adjourned for hearing for four weeks after September 12, 2011. The appeals have been adjourned from time to time and have not been listed till date. The interim order has been extended till then. We understand that the Central Excise department after completing its investigations, has sent the draft show cause notice to the Commissioner of Customs, Tuticorin for issuing the same to us. However, till date, the Commissioner of Customs, Tuticorin has not served any notice on the subject matter but has referred the matter to Ministry of Law for their advice on whether department can proceed to issue a show cause notice in this situation or needs to wait for directions of the High Court of Madras. The Commissioner of Customs, Tuticorin has filed an application for impleading the customs department and the High Court of Madras has allowed the same.

Certain of our subsidiaries have been named in legal actions by third party claimants and by Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties.

Certain of our subsidiaries have been named as parties to legal actions where the claims primarily relate to either the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. The total claims on account of the disputes with sales tax, excise and related tax authorities is Rs. 8,144 million ($ 160.0 million), of which Rs. 212 million ($ 4.2 million) has been recorded as current liabilities as of March 31, 2012. The claims by third party claimants amounted to Rs. 3,028 million ($ 59.50 million) as of March 31, 2012. We have not recorded any of these claims as current liabilities.

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

The tax rates imposed on us in respect of dividends paid in prior periods have varied. Currently, the effective tax rate on dividends is 16.2%, which is a direct tax paid by us. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above. Under Section 115 O (1A) of the Finance Act, 2009, effective April 1, 2009, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

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

A. Offer and Listing Details

Our ADSs evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE, on June 20, 2007 at an initial offering price of $ 13.44 per ADS. The ADRs evidencing ADSs were issued by our depositary, Citibank, N.A., pursuant to a deposit agreement.

In July 2009, in connection with offering of ADS, each representing one equity share of par value Rs. 2, we issued 131,906,011 new equity shares in the form of ADSs, at a price of $ 12.15 per ADS, aggregating approximately $ 1,602.7 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were issued to our parent company, Twin Star Holdings Limited, which is a wholly-owned subsidiary of Vedanta.

As of March 31, 2012, 3,361,207,534 of our equity shares were outstanding (including the 418,419,208 equity shares underlying our 104,604,802 ADSs outstanding as of such date) after giving effect to the bonus issue and share split. All our equity shares are registered shares.

Our outstanding equity shares are currently listed and traded on the NSE and BSE. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information – D. Risk Factors – Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.” Our equity shares were previously listed on the Calcutta Stock Exchange Association Limited and were voluntarily delisted on May 9, 2008.

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

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE, all as adjusted to reflect the five-for-two stock split on May 5, 2006.

	NYSE Price Per ADS		Average NYSE Daily ADS Trading	NSE Price Per Equity Share		Average NSE Daily Equity Share Trading	BSE Price Per Equity Share		Average BSE Daily Equity Share Trading
	High	Low	Volume	High	Low	Volume	High	Low	Volume
Fiscal Year
2005	$—	$—	—	$7.45	$3.48	27,633	$7.44	$3.06	32,489
2006	—	—	—	15.90	5.00	91,999	15.91	5.14	46,686
2007	—	—	—	27.28	5.96	1,936,458	27.38	6.00	744,241
2008(1)	28.97	11.12	1,807,316	29.18	10.23	1,443,249	28.73	10.23	331,833
2009	23.00	3.12	1,227,508	23.06	3.40	2,420,215	22.24	3.39	746,960
2010	20.10	6.70	1,930,177	18.40	7.71	2,979,722	18.38	7.69	663,956
2011	19.92	12.58	1,317,081	18.72	3.38	5,627,526	18.78	3.38	1,149,373
2012(2)(3)	16.60	6.64	1,161,246	4.28	1.64	6,479,436	4.27	1.63	994,973
2013(3)	8.92	7.02	860,703	2.24	1.74	4,834,983	2.24	1.74	674,175
2011
1st Quarter	19.92	12.58	1,664,289	18.72	3.72	3,423,256	18.78	3.70	828,882
2nd Quarter	15.79	15.49	5,638,200	3.85	3.34	3,170,237	3.83	3.34	1,830,019
3rd Quarter	17.39	16.87	3,448,100	4.18	3.58	936,820	4.18	3.59	1,024,561
4th Quarter	17.29	17.10	2,114,900	4.27	3.41	1,597,000	4.27	3.43	890,293
2012
1st Quarter	16.60	16.34	1,264,300	4.19	3.41	1,828,526	4.18	3.41	555,187
2nd Quarter	15.60	9.21	1,306,044	4.00	2.30	5,305,204	4.00	2.30	823,060
3rd Quarter	10.91	6.64	1,234,576	2.81	1.64	5,849,947	2.80	1.63	1,053,930
4th Quarter	10.84	10.65	4,449,500	2.81	1.68	10,430,748	2.81	1.67	1,537,814
2013
1st Quarter(2)	8.92	7.02	860,703	2.24	1.74	4,834,983	2.24	1.74	674,175
Last six months(3)	10.29	7.64	1,095,567	2.57	1.88	5,118,717	2.57	1.88	945,800
November 2011
December 2011	8.55	6.64	1,189,171	2.15	1.64	5,973,210	2.15	1.63	1,185,948
January 2012	9.82	7.06	1,141,870	2.46	1.68	7,362,388	2.45	1.67	1,231,096
February 2012	10.84	9.28	1,759,080	2.81	2.28	16,013,004	2.81	2.28	2,398,418
March 2012	10.10	8.27	1,211,541	2.54	2.07	8,424,330	2.54	2.09	1,062,164
April 2012	8.92	7.87	916,505	2.24	1.95	5,015,720	2.24	1.96	722,097

Notes:

(1)	From June 20, 2007 for trading prices for our ADSs on the NYSE.
(2)	Through May 11, 2012.
(3)	Post split and bonus, with effect from June 25, 2010.

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

Share Capital

Our authorized share capital has been increased from Rs 1,850 million (925 million equity shares of par value Rs 2 each) to Rs. 5,000 million, divided into 5,000 million equity shares of par value Rs. 1 per equity share. As of March 31, 2012 our issued share capital was Rs. 3,361.21 million, divided into 3,361,207,534 equity shares of par value Re. 1 per equity share.

As of March 31, 2012, 3,361,207,534 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 418,419,208 equity shares were held in the form of 104,604,802 ADSs. Each ADS represents four equity share.

On October 29, 2009, we completed an offering of $ 500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes are convertible into ADSs at an initial conversion price of approximately $ 23.33 per ADS, subject to adjustment in certain events. The Convertible Notes have a maturity date of October 30, 2014 and bears interest at the rate of 4.0% per annum. As of March 31, 2012, 500,000 Convertible Notes were outstanding.

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

Annual Report

At least 21 days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 45 days after the end of each accounting quarter. We are required to furnish to the exchanges audited financial results for the entire financial year within 60 days of the end of the financial year. We are also required to send copies of our annual report to the NSE and BSE and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. We are also required under the Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account along with all the subsidiaries.

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

Delaware Law	Indian Law
Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one-tenth of the voting share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting, the Government of India may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our Articles of Association specify that five members personally present constitute the quorum required to conduct business at a general meeting, which is consistent with Indian law requirements.

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 12. Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders. There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under Indian law, a director of a company, other than a director appointed by the Government of India, may be removed by the affirmative vote of shareholders holding a majority of the voting share capital, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.

Interested Director Transactions

Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders.	Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the Government of India is required to be obtained in the event the paid up share capital of the company is more than Rs. 10 million. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

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

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

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
Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.

Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus. Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “- Indemnification of Directors and Officers.”

Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

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

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

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

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.

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

Amendment of Governing Documents

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

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
Director Independence

A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $ 120,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent. Determinations of independence were made by the board.

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

Outsourcing Services Agreement between Vedanta and Sterlite

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Outstanding loans

See “Item 5. Operating and Financial Review and Prospects—Outstanding Loans.”

Option Agreement dated February 18, 2005 between Sterlite, IFL and ICICI Bank, Novation Agreement dated November 15, 2008 between IFL, ICICI Bank Limited and Sterlite in respect of the Rs. 772.5 million term loan facility and Novation Agreement dated November 15, 2008 between IFL, ICICI Bank Limited and Sterlite in respect of the Rs. 250 million term loan facility

On February 18, 2005, we entered into an option agreement with IFL and ICICI Bank pursuant to which, in consideration of the payment of an option fee of Rs. 2 million by ICICI Bank, we granted to ICICI Bank a put option to require us to purchase from ICICI Bank all amounts outstanding, due and payable by IFL to ICICI Bank under two term loan agreements, both dated February 8, 2005, as amended, or the Rupee Term Loan Agreements, between IFL and ICICI Bank. The option price is an amount equivalent to the amount outstanding under the Rupee Term Loan Agreements on the date of exercise of the put option. ICICI Bank is entitled to exercise the put option upon the occurrence of certain put option events, including any delay or default in the repayment of any amounts or the occurrence of an event of default under the Rupee Term Loan Agreements. In fiscal 2009, we, ICICI Bank and IFL entered into two novation agreements to take over the two term loans aggregating Rs. 1,022.5 million ($ 20.1 million) which was made by ICICI Bank to IFL. The option agreement has subsequently been terminated. See “Item 5. Operating and Financial Review and Prospects—Outstanding Loans.”

Corporate Guarantee dated February 8, 2005 by Sterlite to ICICI Bank on behalf of IFL

On February 8, 2005, we granted a guarantee in favor of ICICI Bank and agreed to pay on demand all amounts payable by IFL under the Rupee Term Loan Agreement in the event of any default on the part of IFL to comply with or perform any of the terms, conditions and covenants in the Rupee Term Loan Agreement. Subsequent to our entering into the novation agreements to take over the Rs. 1,022.5 million ($ 20.1 million) term loan which was originally made by ICICI Bank to IFL, our guarantee to ICICI Bank was terminated.

Loan agreement dated April 1, 2010 between Monte Cello BV and Vedanta Jersey Investment Limited

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

See “Item 7, Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 by and among Asarco, the subsidiary debtors, Sterlite USA, Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants

On June 12, 2009, Sterlite USA agreed with the representatives appointed pursuant to Asarco’s reorganization proceedings under Chapter 11 of the US Bankruptcy Code to represent the Asbestos Claimants, and Asarco to grant a put option to the Asbestos Trust pursuant to which the Asbestos Trust shall be entitled to sell to Sterlite USA its Asbestos Litigation Interest in the Brownsville Judgment, which was awarded by the US District Court for the Southern District of Texas, Brownsville Division, against Americas Mining Corporation requiring it to return to Asarco 260.09 million shares of common stock of Southern Copper Corporation, together with past dividends received with interest, with an aggregate value of over $ 6.0 billion. The Asbestos Litigation Interest in the Brownsville Judgment is to be distributed for the benefit of all Asbestos Claimants. The grant of put option would be subject to the approval and consummation of the reorganization plan proposed by Asarco and sponsored by Sterlite USA. The put option is exercisable by the Asbestos Trust at any time after the Effective Date through the end of the fourth year from the Effective Date at the price of $ 160 million less the amount of any amounts received or recovered from the Asbestos Litigation Interest prior to the exercise of the put option. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

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

See “Item 4. Information on the Company—Our Business—Our Zinc International Business.”

Amendment Agreement dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta Resources Plc as an amendment to the Share Purchase Agreement dated May 9, 2010

See “Item 4. Information on the Company—Our Business—Our Zinc International Business.”

Corporate Guarantee dated December 8, 2010 given by SIIL to IL&FS Trust Company Limited on behalf of TSPL

On December 8, 2010, we granted a guarantee in favor of IL&FS Trust Company Limited and agreed to pay on demand all amounts payable by TSPL in the event of any default on the part of TSPL to comply with or perform any of the terms, conditions and covenants in the information memorandum pursuant to which TSPL agreed to issue secured, redeemable, non-convertible debentures of a face value of Rs. 1 million each for an aggregate nominal amount of Rs. 7,500 million.

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

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of shares or securities convertible or exchangeable into shares of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB or the RBI if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as retail trading, atomic energy and railways (other than Mass Rapid Transport Systems). Also, certain investments require the prior approval of the FIPB, including:

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

As per the new FDI Policy that came into effect on April 10, 2012, downstream investment by an Indian company, which is owned and/or controlled by non-resident entities, into another Indian company, must be in accordance with the relevant sectoral conditions on approval route, conditionalities and caps with regard to the sectors in which the latter Indian company is operating. Such a company is under the obligation to notify the Secretariat for Industrial Assistance, Department of Industrial Policy and Promotion and the Foreign Investment promotion Board of its downstream investment within thirty days of such investment. Further, the company needs to comply with the issue, transfer, pricing and valuation of shares with the applicable SEBI and RBI guidelines. The new FDI policy also stipulates that the investing Indian company should bring in requisite funds from abroad and not leverage funds from the domestic market.

We are majorly controlled by a non-resident entity and hence all downstream investments made by us are subject to the above conditions.

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

Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. The Government of India has relaxed restrictions on capital account transactions by resident Indians who are now permitted to remit up to $ 200,000 per financial year (April-March) for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force as “non co-operative countries and territories.”

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

Buy Back of FCCBs

In July 2011, RBI permitted buyback of FCCB by Indian companies prior to the maturity date of such FCCB after satisfying certain conditions under the automatic route. Further, buyback of FCCB up to USD 100 million out of internal accruals was permitted with prior approval of RBI subject to certain conditions. The entire process of such buyback was required to be completed by March 31, 2012.

Restrictions on equity shares underlying the ADSs issued arising on conversion of FCCB’s and the repatriation of Sale Proceeds

FCCB holders who have converted the FCCBs into ADS in accordance with the provisions of the offering circular are entitled to the same rights and subject to the same conditions as normal ADS holders and may withdraw the equity shares underlying ADS from the depository at any time. A non- resident holder of ADS can transfer or redeem the ADS into underlying equity shares of the company subject to the procedure specified under the ADR Scheme. In the case of redemption, the overseas depositary bank will request for the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor, for being sold directly on behalf of the non- resident investor, or for being transferred in the books of account of the company in the name of the non-resident.

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

Since our acquisition of the Zinc International companies, our transactions are also in Namibia Dollars and South African Rand currencies, and accordingly data relating to those currencies have been presented from 2011.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the rates quoted on Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2006	44.48	44.17	46.26	43.05
2007	43.10	44.93	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.50	47.49	44.05
2012	50.89	48.01	53.71	44.00
2013 (through May 11, 2012)	53.63	53.14	53.75	50.64
Month:
October 2011	48.67	49.20	49.86	48.63
November 2011	52.12	50.68	52.48	48.98
December 2011	53.01	52.38	53.71	50.50
January 2012	49.54	51.00	53.11	49.39
February 2012	48.99	49.18	49.48	48.65
March 2012	50.89	50.36	51.38	49.14
April 2012	52.65	51.69	52.65	50.64

Notes:

(1)	The exchange rates quoted by Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2006	1.40	1.33	1.42	1.28
2007	1.23	1.30	1.39	1.23
2008	1.10	1.15	1.27	1.06
2009	1.44	1.31	1.65	1.02
2010	1.09	1.18	1.44	1.07
2011	0.97	1.06	1.22	0.97
2012	0.96	0.95	1.06	0.91
2013 (through May 11, 2012)	0.99	0.98	0.99	0.96
Month:
October 2011	0.94	0.98	1.06	0.93
November 2011	0.98	0.99	1.03	0.96
December 2011	0.98	0.99	1.01	0.97
January 2012	0.94	0.96	0.98	0.94
February 2012	0.93	0.93	0.94	0.93
March 2012	0.96	0.95	0.97	0.93
April 2012	0.96	0.97	0.98	0.96

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the South African Rand and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2011	6.77	7.15	7.98	6.61
2012	7.66	7.41	8.55	6.57
2013 (through May 11, 2012)	8.09	7.92	8.09	7.63
Month:
October 2011	7.88	7.95	8.29	7.69
November 2011	8.13	8.15	8.55	7.86
December 2011	8.08	8.19	8.43	7.99
January 2012	7.84	8.00	8.18	7.75
February 2012	7.47	7.64	7.78	7.47
March 2012	7.66	7.61	7.75	7.47
April 2012	7.76	7.83	8.02	7.63

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Namibian dollar and US dollars based on Oanda.com:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2011	6.84	7.17	7.95	6.62
2012	7.73	7.46	8.58	6.59
2013 (through May 11, 2012)	8.05	7.96	8.10	7.73
Month:
October 2011	7.74	7.96	8.23	7.74
November 2011	8.58	8.13	8.58	7.75
December 2011	8.16	8.22	8.58	8.03
January 2012	7.77	8.02	8.21	7.72
February 2012	7.58	7.67	7.82	7.56
March 2012	7.73	7.60	7.73	7.50
April 2012	7.87	7.88	8.10	7.73

Notes:

(1)	The exchange rates quoted on oanda.com at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on oanda.com on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on oanda.com for all days during the period for all months presented.

Although we have translated selected Indian Rupee and Australian dollar amounts in this annual report into US dollars for convenience, this does not mean, and no representation is made, that the Indian Rupee or Australian dollar amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this annual report from Indian Rupees to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2012, which was Rs. 50.89 per $ 1.00, all translations from Australian dollars to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2012, which was AUD 0.96 per $ 1.00, all translations from South African Rand to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2012, which was ZAR 7.66 per $ 1.00 and all translations from Namibian dollars to US dollars are based on the exchange rate quoted by Oanda (data available at www.oanda.com) on March 31, 2012, which was NAD 7.33 per $ 1.00.

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

The Finance Bill 2012 has proposed sweeping changes in the field of international taxation covering income deemed to accrue or arise in India, sanctity of double taxation avoidance agreements, tax residency certificates for claiming relief under the double taxation avoidance agreements. Once the bill becomes effective, certain provisions in international taxation like income deemed to accrue or arise in India are applicable from retrospective effect.

This summary does not take into account the impact of proposals contained in the draft new Direct Tax Code which has been circulated to the India Government for public debate and the subsequent revised discussion paper. Parliamentary Standing Committee has submitted its report to the Government on amendments proposed to the Direct Taxes Code. The Direct Taxes Code is yet to come into effect.

This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs and does not deal with all possible tax consequences relating to an investment in the equity shares and ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential Investors should therefore consult their own tax advisors on the tax consequences of such acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

Residence

For the purpose of the Income Tax Act, an individual is considered to be a resident of India during the fiscal year if he is in India for at least 182 days or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding four years. However, the 60 day period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment overseas, or (ii) a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods aggregating to 365 days or more. A company is considered to be resident in India if it is incorporated in India or the control and management of its affairs is situated wholly in India during the fiscal year. Individuals and companies who are not residents of India are treated as non-residents.

Taxation of Sale of the ADSs

It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being offered in respect of the ADSs. The Finance Bill, 2012 proposes to retrospectively amend the term property so as to include any rights in or in relation to an Indian company. Under the ADR Scheme, the transfer of ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gains tax in India. However, Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs outside India by the non-resident holder to another non-resident is subject to tax at the rate of 10.0% plus applicable surcharge and education cess. In the circumstances, if at all, that capital gains arising from a transfer of ADSs are taxable under the Income Tax Act, the same would be subject to tax as long-term capital gains at the effective tax rate of 10.56% (including surcharge and education cess) if such ADSs have been held by the non-resident holder for more than three years. Otherwise, the capital gains shall be subject to tax as short-term capital gains at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act.

Withdrawal of Equity Shares in Exchange for the ADSs

The withdrawal of equity shares in exchange for the ADSs would not give rise to any capital gains liable to income tax in India.

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” currently at an effective tax rate of 16.2% (inclusive of applicable surcharge and cess) on the total amount distributed as dividend. Under Section 115 O (1A) of the Finance Act, 2009, effective April 1, 2009, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

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

Securities Transaction Tax

With respect to sales and purchases of equity shares on a recognized stock exchange, both the buyer and seller are required to pay a securities transaction tax at the rate of 0.1% of the transaction value of the securities sold and purchased if the transaction involves the actual delivery of equity shares on the recognized stock exchange. Prior to March 17, 2012, the securities transaction tax was levied at the rate of 0.125% of the transaction value.

Sale of the Equity Shares otherwise than on a Recognized Stock Exchange

Capital gains realized in respect of equity shares listed in India and held by a non-resident investor for more than 12 months will be treated as long-term capital gain. It is unclear whether it is subjected to tax at the effective tax rate of 10.6% or 21.115% (including surcharge and education cess). Capital gains realized in respect of equity shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act. Withholding tax on capital gains on sale of equity shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates (surcharge on non-residents is applicable at the rate of 2.5%).

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

Service Tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares are subject to an Indian service tax at the effective tax rate of 12.36% (including cess of 3%) collected by the stockbroker (from February 24, 2009 to March 31, 2012 service tax was 10.3%). Further, pursuant to Section 65(101) of the Finance Act (2 of the 2004) a sub-broker is also subject to this service tax.

Minimum Alternate Tax

The Income Tax Act imposes a MAT on companies the income tax payable on the total income is less than 20.01% (inclusive of surcharge and cess) of its book profit on its book profits. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of MAT, and determined that MAT is payable on income which falls within the ambit of section 10A and 10B of the Act.

The Direct Taxes Code 2010, when effective shall levy a 20.0% tax on book profit (excluding surcharge or education cess). Although the Code when introduced contained a levy of MAT on gross assets, the revised Direct Taxes Code 2010 has restored the tax on book profit. The tax credit for taxes paid on book profit shall be allowable for a period of 15 years (as against the existing limit of 10 years) and MAT provisions shall apply to special economic zone developers and special economic zone units.

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts ;

•	broker dealers;

•	United States expatriates;

•	traders that elect to use the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.

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

With respect to certain non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income”, provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the equity shares are held for a holding period of more than 60 days during the 121 – day period beginning 60 days before the ex-dividend date. Under US Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or equity shares.

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

Because gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “— India Taxation — Taxation of Sale of the ADSs,” “—India Taxation—Taxation of Sale of the Equity Shares,” “—India Taxation—Sale of the Equity Shares on a Recognized Stock Exchange,” “—India Taxation—Sale of the Equity Shares otherwise than on a Recognized Stock Exchange” and “—India Taxation—Buy-Back of Securities”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2012 is based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2013 or any future taxable year.

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, applying certain look-through rules either:

•	at least 75% of its gross income for such taxable year is passive income, or

•

at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a deemed sale discussed in the precedent paragraph and a pledge) of the ADSs or equity shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or equity shares;

•	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

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

If we are treated as PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and equity shares you own bears to the value of all of the ADSs and equity shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicable of the PFIC rules to any of our PFIC subsidiaries

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-

market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “ – Taxation of Dividends and Other Distributions on the ADSs or Equity Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

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

Qualitative and Qualitative Analysis

See Note 25 “Financial Instruments” in Item 8. Financial Information for more details.

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibia Dollar, South African Rand and Australian Dollar against the US Dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating profit for fiscal 2012.

10% movement in currency	For Rs./ $		For AUD/ $		For NAD / $		For ZAR/ $
	(in millions)
Copper	680	13.4	743	14.6	—	—	—	—
Zinc – India	6,653	130.7	—	—	—	—	—	—
Zinc – International	1,502	29.5	—	—	1,397	27.5	318	6.2
Aluminum	2,664	52.3	—	—	—	—	—	—

Total	11,499	225.9	743	14.6	1,397	27.5	318	6.2

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

We hold or issue instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We have also partly hedged our foreign exchange risk in net investment in foreign operations. We do not enter into hedging instruments for speculative purposes.

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

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans and borrowings for fiscal 2012.

Movement in interest rates	Interest Rates
	(in millions)
0.5%	Rs. 286	$5.6
1.0%	Rs. 572	$11.2
2.0%	Rs. 1,144	$22.5

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

This table illustrates the impact of a $ 100 movement in LME prices based on fiscal 2012 volumes, costs and exchange rates and provides the estimated impact on operating profit assuming all other variables remain constant.

$ 100 movement in LME price	Change in Operating Income
	(in millions)
Copper	Rs. 118	$2.3
Zinc India	3,465	68.1
Zinc International	1,533	30.1
Aluminum	1,148	22.5

Total	Rs. 6,264	$123.0

The fair value of our open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and current financial liabilities is as follows:

	March 31,
	2011		2012		2012
	Asset	Liability	Asset	Liability	Asset	Liability
	(Rs in millions)		(Rs in millions)		(US dollar in millions)
Cash flow hedges:
Commodity contracts	—	2	1	2	0.0	0.0
Forward foreign currency contracts	—	—	18	—	0.4	—
Fair value hedges:
Commodity contracts	24	4	118	—	2.3	—
Forward foreign currency contracts	21	144	242	15	4.8	0.3
Non-qualifying hedges:
Commodity contracts	136	246	33	128	0.6	2.6
Forward foreign currency contracts	907	14	105	—	2.1	—
Net Investment in foreign operations	—	—	—	460	—	9.1

Fair value	1,088	410	517	605	10.2	12.0

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Our ADR facility is maintained with Citibank, N.A., or the Depositary, pursuant to a Deposit Agreement, dated as of July 18, 2007, among us, our Depositary and the holders and beneficial owners of ADSs. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered on the books of the Depositary.

In accordance with the Deposit Agreement, the Depositary may charge fees up to the amounts described below:

	Type of Service	Fees	By whom paid

1.	Issuance of ADSs upon the deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph 4 below)	Up to $ 5.00 per 100 ADSs (or any portion thereof) issued	Person depositing shares or person receiving ADSs

2.	Surrender of ADSs for cancellation and withdrawal of ordinary shares underlying such ADSs	Up to $ 5.00 per 100 ADSs (or any portion thereof) surrendered	Person surrendering ADSs for purpose of withdrawal of deposited securities or person to whom deposited securities are delivered

3.	Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements)	Up to $ 2.00 per 100 ADSs (or any portion thereof) held	Person to whom distribution is made

4.	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $ 5.00 per 100 ADSs (or any portion thereof) issued	Person to whom distribution is made

5.	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares)	Up to $ 5.00 per 100 ADSs (or any portion thereof) issued	Person to whom distribution is made

6.	Depositary services	Up to $ 2.00 per 100 ADSs (or any portion thereof) held	Person holding ADSs on applicable record date(s) established by the Depositary

7.	Transfer of ADRs	$ 1.50 per certificate presented for transfer	Person presenting certificate for transfer

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

During fiscal 2012, the Depository has reimbursed to us an amount of $ 1,848,076.0 (after deduction of applicable withholding taxes amounting to $ 792,793.6) in respect of investor relation expenses. In addition, as part of its service to us, the Depositary has waived an amount of $ 4,471.65 that it has paid on our behalf to third-party service providers in respect of proxy related expenses and other administrative costs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ADS offering in 2009

On July 16, 2009, we completed the ADS offering on the NYSE. We sold an aggregate of 131,906,011 ADSs representing 131,906,011 equity shares. The price per ADS was $ 12.15. The joint bookrunners of the ADS offering were J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc. The joint bookrunners exercised their over-allotment option to acquire an additional 8,449,221 ADSs at $ 12.15 per ADS. The aggregate price of the offering amount, including the over-allotment option, registered and sold was $ 1,602.7 million.

The registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the ADS offering was automatically effective on July 15, 2009.

The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 13.8 million), amounted to $ 1,588.9 million. As of March 31, 2012, we have used the entire proceeds for the purpose mentioned in the offer document.

Convertible Notes offering in 2009

On October 29, 2009, we completed an offering of $ 500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes are convertible into ADSs at an initial conversion price of approximately $ 23.33 per ADS, subject to adjustment in certain events. The Convertible Notes have a maturity date of October 30, 2014 and bears interest at the rate of 4.0% per annum. The joint bookrunners of the Convertible Notes offering were Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.

The post-effective amendment to the registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the Convertible Note offering was automatically effective on October 15, 2009.

The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 5 million), amounted to $ 495.0 million. As of March 31, 2012, we have used approximately $ 149.05 million towards capital expenditures and the unutilized proceeds have been invested temporarily in fixed deposits. We may use the remaining net proceeds towards the expansion of our copper business with another power plant, acquisition of complementary business outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations of India, including the external commercial borrowing regulations specified by the Reserve Bank of India.

Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and a consolidation of various subsidiaries held within Vedanta through a Scheme of Arrangement under Indian law. The Scheme of Arrangement is subject to certain approvals. See “Item 5. Operating and Financial Review and Prospects – Recent Developments - Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2012, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2012, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

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

The effectiveness of our internal control over financial reporting as of March 31, 2012 has been audited by Deloitte Haskins & Sells, or Deloitte, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sterlite Industries (India) Limited

Mumbai, Maharashtra, India

We have audited the internal control over financial reporting of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15(b) Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Company and our report dated May 24, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells
Deloitte Haskins & Sells
Mumbai, Maharashtra, India
May 24, 2012

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that except as described below, no such changes have occurred.

We implemented changes to certain processes, information technology systems, and other components of internal control during fiscal 2012 as a result of integrating THL Zinc Namibia Holdings (Proprietary) Limited, BMM and Lisheen and their subsidiaries, all of which we acquired during fiscal 2011.

ITEM 16.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Mr. Gautam Bhailal Doshi (Chairman), Mr. A. R Narayanaswamy, Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Doshi, Narayanaswamy, Desai and Junnarkar, satisfies the “independence” requirements pursuant to the rules of the SEC and Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for the experience and qualifications of the members of the audit committee.

Our board of directors has determined that each of Mr. Gautam Bhailal Doshi and Mr. A.R. Narayanaswamy qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committees.

ITEM 16B.  CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, executive officers and employees. We amended our Code of Business Conduct and Ethics on October 24, 2011 to add various provisions including applicable provisions of the U.K. Bribery Act, 2010. We have posted the code on our website at http://www.sterlite-industries.com/PDFs/code-of-coduct.pdf. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to us at our registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS are audited by Deloitte Haskins & Sells, a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.

Deloitte Haskins & Sells has served as our independent registered public accountant for each of the years ended March 31, 2011 and March 31, 2012 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by Deloitte Haskins & Sells and the various member firms of Deloitte to us, including some of our subsidiaries, in fiscal 2011 and 2012.

	Fiscal
	2011	2012
	(in thousands)
Audit fees (audit and review of financial statements)	1,631.2	2,322.2
Audit-related fees (including fees related to the ADS offering and other miscellaneous audit related certifications)	126.6	37.7
Tax fees (tax audit, other certifications and tax advisory services)	80.1	224.6
All other fees (certification on corporate governance and advisory services)	157.5	135.9
Total	1,995.4	2,720.4

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table shows all repurchases of the equity shares of SIIL made by SIIL and any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act), and the average price paid per share, in fiscal 2012:

Period:	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs High	Maximum Number (or Approximate Dollar Value) of Shares that may yet to be Purchased under the plans or programs
		Rs.	$
				—	Not applicable
12-May-11	500,000	170.13	3.34	—	Not applicable
13-May-11	540,000	170.25	3.35	—	Not applicable
16-May-11	500,000	168.67	3.31	—	Not applicable
17-May-11	277,256	168.36	3.31	—	Not applicable
18-May-11	341,865	167.23	3.29	—	Not applicable
19-May-11	336,407	167.95	3.30	—	Not applicable
20-May-11	227,127	168.40	3.31	—	Not applicable
24-May-11	400,000	162.61	3.20	—	Not applicable
31-May-11	300,000	170.67	3.35	—	Not applicable
1-Jun-11	226,622	173.37	3.41	—	Not applicable
2-Jun-11	434,476	170.28	3.35	—	Not applicable
3-Jun-11	420,005	168.85	3.32	—	Not applicable
6-Jun-11	368,827	167.38	3.29	—	Not applicable
7-Jun-11	534,365	167.87	3.30	—	Not applicable
8-Jun-11	795,534	168.00	3.30	—	Not applicable
9-Jun-11	950,712	166.04	3.26	—	Not applicable
10-Jun-11	519,942	165.99	3.26	—	Not applicable
13-Jun-11	616,035	165.47	3.25	—	Not applicable
14-Jun-11	634,757	166.25	3.27	—	Not applicable
22-Jun-11	770,389	156.18	3.07	—	Not applicable
23-Jun-11	479,010	156.07	3.07	—	Not applicable
24-Jun-11	785,176	158.49	3.11	—	Not applicable
27-Jun-11	498,467	160.98	3.16	—	Not applicable
28-Jun-11	695,854	163.03	3.20	—	Not applicable
29-Jun-11	982,693	166.79	3.28	—	Not applicable
30-Jun-11	911,493	168.46	3.31	—	Not applicable
1-Jul-11	555,704	170.36	3.35	—	Not applicable
4-Jul-11	470,286	172.60	3.39	—	Not applicable
5-Jul-11	639,223	172.92	3.40	—	Not applicable
6-Jul-11	318,513	171.94	3.38	—	Not applicable
7-Jul-11	550,000	170.05	3.34	—	Not applicable
8-Jul-11	303,241	163.45	3.21	—	Not applicable
11-Jul-11	413,080	163.60	3.21	—	Not applicable
Total	17,297,059	166.48	3.27	—	Not applicable

Note:

During	the year 2012, MALCO acquired 17,297,059 of equity shares of SIIL and its shareholding changed from 3.05% to 3.56%.

ITEM 16F. CHANGE IN REGISTRANT’S	CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.  CORPORATE GOVERNANCE

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent audit committee; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic

(annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our audit committee consists of four directors: Mr. Gautam Bhailal Doshi (Chairman), Mr A.R.Narayanaswamy, Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi, Junnarkar and Narayanaswamy satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards.”

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18 for a list of the financial statements filed as part of this annual report.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Income for the year ended March 31, 2010, 2011 and 2012.

•	Consolidated Statements of Comprehensive Income for the year ended March 31, 2010, 2011 and 2012.

•	Consolidated Statements of Cash Flow for the year ended March 31, 2010, 2011 and 2012.

•	Consolidated Statements of Financial Position as of March 31, 2011 and 2012.

•	Consolidated Statement of Changes in Equity for the year ended March 31, 2010, 2011 and 2012.

•	Notes to the Consolidated Financial Statements.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 3.1 of Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on June 4, 2007.

1.2	Memorandum of Association of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

1.3	Article of Association of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 3.3 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR) - incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Specimen share certificate (effective as of November 30, 2006) - incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-33175) as filed with the SEC on November 30, 2006.

4.1	Vedanta Resources plc Long-Term Incentive Plan - incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources Plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal - incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal - incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.4	Shared Services Agreement dated December 5, 2003 among Vedanta Resources Plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement - incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.5	Consultancy Agreement dated March 29, 2005 between Vedanta Resources Plc and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.6	Representative Office Agreement dated March 29, 2005 between Vedanta Resources Plc and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.7	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002 - incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8	Shareholders’ Agreement between Sterlite Industries (India) Limited, Government of India and Bharat Aluminium Company Limited dated March 2, 2001 - incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.9	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002 - incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.10	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004 - incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000 - incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.12	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006 - incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005 - incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	$ 125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005 - incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004 - incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	$ 50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004 - incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	$ 50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004 - incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003 - incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 - incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005 - incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005 - incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004 - incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Proprietary Limited dated July 1, 2004, as amended on July 1, 2004 - incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Proprietary Limited dated July 1, 2005 - incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006 - incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003 - incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006 - incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008 - incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.29	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.30	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.32	Specialty Deed between Copper Mines of Tasmania Proprietary Limited, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.33	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.34	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999 - incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.35	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.36	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.37	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.38	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.39	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.40	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc. and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.41	10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008 - incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.42	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.43	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.44	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.45	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (USA), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants - incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.46	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited - incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.47	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility - incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.48	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited - incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.49	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility - incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.50	Rs. 55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited as security trustee and the lenders named therein - incorporated by reference to Exhibit 4.51 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009 .

4.51	$ 140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited as lender, and the State Bank of India as facility agent - incorporated by reference to Exhibit 4.52 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.52	Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent - incorporated by reference to Exhibit 4.53 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.53	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures - incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009 .

4.54	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.55	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator - incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.56	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta Resources Plc and Sterlite Industries (India) Limited both dated March 29, 2005 – incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.57	Outsourcing Services Agreement dated April 1, 2010 between Vedanta Resources Plc and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.58	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta Resources Plc. incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.59	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by Bharat Aluminium Company Limited from DBS Bank Limited for $ 50 million - incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.60	Letter of Credit Facility Agreement dated August 30, 2010 obtained by Talwandi Sabo Power Limited from ICICI Bank for Rs. 10,000 million - incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.61	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited - incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.62	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of Talwandi Sabo Power Limited - incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.63	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta Resources Plc as an amendment to the Share Purchase Agreement dated May 9, 2010 - incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.64	Letter of Credit Facility Agreement dated December 18, 2010 obtained by Bharat Aluminium Company Limited from ICICI Bank for Rs. 2.50 billion - incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.65	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan - incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

8.1**	List of subsidiaries of Sterlite Industries (India) Limited.

11.1**	Sterlite Industries (India) Limited - Code of Business Conduct and Ethics as amended till November 2011.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 24, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sterlite Industries (India) Limited

Mumbai, Maharashtra, India

We have audited the accompanying consolidated statements of financial position of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2012, and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2012, all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sterlite Industries (India) Limited and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 24, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2012, also comprehended the translation of Indian Rupees amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells

Deloitte Haskins & Sells
Mumbai, Maharashtra, India
May 24, 2012

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2010	2011	2012	2012
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Revenue	5	244,903	302,472	412,063	8,097.1
Cost of sales		(181,928)	(226,134)	(319,719)	(6,282.6)

Gross profit		62,975	76,338	92,344	1,814.5
Other operating income		1,907	2,366	1,398	27.5
Distribution expenses		(3,022)	(3,516)	(7,446)	(146.3)
Administration expenses		(8,026)	(7,614)	(15,002)	(294.8)

Operating profit		53,834	67,574	71,294	1,400.9
Investment and other income	6	13,811	21,933	28,829	566.5
Finance and other costs	7	214	1,096	(12,042)	(236.6)
Share in (loss) / profit of associate	10	2,051	(3,082)	(8,767)	(172.3)

Profit before tax		69,910	87,521	79,314	1,558.5
Income tax expense	8	(13,247)	(18,810)	(20,077)	(394.5)

Profit for the year		56,663	68,711	59,237	1,164.0

Profit attributable to:
Equity holders of the parent		39,263	48,898	38,998	766.3
Non-controlling interest		17,400	19,813	20,239	397.7
Earnings per share	29
Basic		12.27	14.55	11.60	0.2
Diluted		12.03	13.87	11.60	0.2
Weighted average number of equity shares used in computing earnings per share
Basic		3,199,826,061	3,361,207,534	3,361,207,534	3,361,207,534
Diluted		3,236,000,281	3,446,945,134	3,361,207,534	3,361,207,534

The accompanying notes are an integral part of these consolidated financial statements.

The Company’s consolidated statements of income is presented disclosing expenses by function. The consolidated statements of income disclosing expenses are presented by nature in Note 34 (c).

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Profit for the year	56,663	68,711	59,237	1,164.0
Other comprehensive (loss)/ income, net of tax:
Exchange differences on translation of foreign operations	1,295	807	5,053	99.3
(Loss)/gain on available-for-sale financial investments	318	(129)	1,337	26.3
Cash flow hedges*#	121	(97)	(454)	(8.9)
Share in other comprehensive (loss)/income of associate*	799	340	(1,249)	(24.5)

Total other comprehensive income for the year, net of tax*	2,533	921	4,687	92.2

Total comprehensive income	59,196	69,632	63,924	1,256.2

Total comprehensive income attributable to:
Equity holders of the parent	41,724	49,727	43,581	856.4
Non-controlling interest	17,472	19,905	20,343	399.8

	59,196	69,632	63,924	1,256.2

*	Refer to Note 8 for tax related to each component of other comprehensive (loss)/ income
#	Refer to Note 34(a) for amounts reclassified into profit for the year out of other comprehensive (loss)/ income

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		As at March 31,
		2011	2012	2012
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment	9(a)	324,013	379,517	7,457.6
Intangible assets	9(b)	12,419	12,657	248.7
Leasehold land prepayments		1,217	1,716	33.7
Investment in associate	10	1,879	—	—
Financial asset investments	11	1,233	9,620	189.0
Other non-current assets	12	14,699	41,562	816.8

Total non-current assets		355,460	445,072	8,745.8

Current assets
Inventories	13	52,358	45,711	898.2
Current tax asset		827	618	12.1
Trade and other receivables	14	112,342	117,445	2,307.9
Short-term investments	15	203,111	216,283	4,250.0
Derivative financial assets	25	1,088	517	10.2
Restricted cash and cash equivalents	16	39	59	1.2
Cash and cash equivalents	17	21,487	17,173	337.5

Total current assets		391,252	397,806	7,817.1
Assets held for sale	18	11	11	0.2

Total assets		746,723	842,889	16,563.1

LIABILITIES
Current liabilities
Short-term borrowings	19	37,948	53,983	1,060.8
Acceptances	20	25,786	28,471	559.5
Trade and other payables	21	66,592	73,724	1,448.7
Derivative financial liabilities	25	410	606	12.0
Provisions	22	1,352	802	15.8
Current tax liabilities		2,356	539	10.6

Total current liabilities		134,444	158,125	3,107.4

Net current assets		256,808	239,681	4,709.7

Non-current liabilities
Long-term borrowings	19	53,559	74,490	1,463.7
Deferred tax liabilities	8	27,998	24,920	489.7
Retirement benefits	24	1,948	1,696	33.3
Provisions	22	6,182	7,208	141.6
Other non-current liabilities	23	2,719	5,265	103.5

Total non-current liabilities		92,406	113,579	2,231.8

Total liabilities		226,850	271,704	5,339.2

Net assets		519,873	571,185	11,223.9

EQUITY
Share capital	27	3,361	3,361	66.0
Securities premium		181,117	181,117	3,559.0
Other components of equity		2,497	7,080	139.1
Retained earnings		223,195	253,919	4,989.6

Equity attributable to equity holders of the parent		410,170	445,477	8,753.7

Non-controlling interest		109,703	125,708	2,470.2

Total Equity		519,873	571,185	11,223.9

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Cash flows from operating activities
Profit before tax	69,910	87,521	79,314	1,558.5
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation and amortization	8,061	12,422	25,103	493.3
Provision for doubtful debts/advances	46	26	115	2.3
Fair value gain on financial assets held for trading	(2,741)	(4,185)	(9,760)	(191.8)
Profit on sale of fixed asset, net	(104)	(257)	(50)	(1.0)
Share in (profit) / loss of associate	(2,051)	3,082	8,767	172.3
Exchange loss/(gains), net	(6,074)	(2,232)	9,474	186.2
Gain on fair valuation of conversion option	(587)	(3,206)	(2,455)	(48.2)
Interest and dividend income	(13,076)	(16,917)	(19,050)	(374.3)
Interest expense	3,910	2,693	7,178	141.1
Changes in assets and liabilities:
Decrease/(increase) in trade and other receivables	3,008	(8,528)	1,457	28.6
Decrease /(increase) in inventories	(5,167)	(17,584)	6,953	136.7
Decrease /(increase) in other current and non-current assets	1,313	(1,244)	4,543	89.3
(Decrease)/increase in trade and other payable	3,410	31,977	(8,008)	(157.3)
(Decrease)/increase in other current and non-current liabilities	(1,482)	(5,519)	(10,069)	(197.9)
Proceeds from short-term investments	1,231,265	1,263,809	739,051	14,522.4
Purchases of short-term investments	(1,270,518)	(1,206,419)	(747,043)	(14,679.7)

Cash generated from operations	19,123	135,439	85,520	1,680.5
Interest paid	(5,597)	(4,375)	(9,653)	(189.7)
Interest received	6,460	9,769	14,949	293.7
Dividend received	5,966	4,320	1,013	19.9
Income tax paid	(11,703)	(17,624)	(24,831)	(487.9)

Net cash from operating activities	14,249	127,529	66,998	1,316.5

Cash flows from investing activities
Purchases of property, plant and equipment	(61,875)	(50,016)	(67,670)	(1,329.7)
Proceeds from sale of property, plant and equipment	323	554	524	10.2
Redemption of investments in associate	13,342	—	—	—
Loans repaid by related parties	6,850	79,556	1,064	20.9
Loans to related parties	(96,848)	(56,581)	(27,369)	(537.8)

Proceeds from short-term deposits	55,811	58,307	87,607	1,721.4
Purchases of short-term deposits	(37,136)	(106,877)	(82,119)	(1,613.6)
Acquisition of zinc international business (net of cash acquired)*	—	(53,526)	—	—
Refund of purchase consideration in BMM acquisition	—	—	436	8.6
Purchase of investment@			(7,158)	(140.6)
Net changes in restricted cash and cash equivalents	1,951	21	(20)	(0.4)

Net cash used in investing activities	(117,582)	(128,562)	(94,705)	(1,861.0)

Cash flows from financing activities
Proceeds from issuance of equity shares, net	76,529	—	—	—
Proceeds from Convertible notes	23,133	—	—	—
Proceeds from/(repayment of) working capital loan, net	(1,194)	1,692	1,686	33.1
Proceeds from acceptances	—	35,043	158,993	3,124.2
Repayment of acceptances	(1,386)	(39,719)	(157,761)	(3,100.0)
Proceeds from other short-term borrowings	5,626	30,171	113,717	2,234.6
Repayment of other short-term borrowings	(4,500)	(15,000)	(99,756)	(1,960.2)
Proceeds from long-term borrowings	13,380	17,129	32,147	631.7
Repayment of long-term borrowings	(5,103)	(8,823)	(8,578)	(168.6)
Loan from related party	—	15,738	—
Loan repaid to related party	—	(10,838)	(5,202)	(102.2)
Deemed dividend@	—	—	(616)	(12.1)
Payment of dividends to equity holders of the parent, including dividend tax	(3,437)	(3,674)	(7,658)	(150.5)
Payment of dividends to non-controlling interest, including dividend tax	(726)	(1,069)	(4,338)	(85.2)

Net cash provided by financing activities	102,322	20,650	22,634	444.8

Effect of exchange rate changes on cash and cash equivalents	331	(151)	759	15.0
Net (decrease)/increase in cash and cash equivalents	(680)	19,466	(4,314)	(84.7)
Cash and cash equivalents at the beginning of the year	2,701	2,021	21,487	422.2
Cash and cash equivalents at the end of the year#	2,021	21,487	17,173	337.5

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	18,363	21,660	27,500	540.4
Conversion of short term loans to associate into 9% cumulative redeemable preference shares	—	—	30,000	589.5

The accompanying notes are an integral part of these consolidated financial statements.

*	In 2010-11 payments for acquisition of zinc international business includes an amount of Rs 3,972 million paid towards settlement of shareholder’s loan acquired as a part of BMM acquisition. Also refer Note 4.
#	for composition, refer Note 17.
@	Refer note 11(b).

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available- for-sale financial investments	Cash flow hedges	Retained earnings	Total	Non- controlling interest	Total
Balance as at April 1, 2009	1,417	106,532	(399)	8	830	142,145	250,533	70,070	320,603
Profit for the year						39,263	39,263	17,400	56,663
Exchange differences on translation of foreign operations	—	—	1,295	—	—	—	1,295	—	1,295
Movement in available-for-sale financial investments	—	—	—	318	—	—	318	—	318
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	49	—	49	72	121
Share of other comprehensive income of associate, net of tax*	—	—	—	—	799	—	799	—	799

Total comprehensive income during the year	—	—	1,295	318	848	39,263	41,724	17,472	59,196

Shares issued	264	76,265	—	—	—	—	76,529	—	76,529
Share in associate towards adjustment for amount transferred to initial carrying amount of property, plant and equipment	—	—	—	—	(177)	—	(177)	—	(177)
Dividend paid including tax on dividend						(3,437)	(3,437)	(726)	(4,163)

Balance as at March 31, 2010	1,681	182,797	896	326	1,501	177,971	365,172	86,816	451,988

Balance as at April 1, 2010	1,681	182,797	896	326	1,501	177,971	365,172	86,816	451,988
Profit for the year	—	—	—	—	—	48,898	48,898	19,813	68,711

Exchange differences on translation of foreign operations	—	—	714	—	—		714	93	807
Movement in available-for-sale financial investments	—	—	—	(129)	—		(129)		(129)
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	(96)		(96)	(1)	(97)
Share in other comprehensive income of associate, net of tax	—	—	—	—	340		340		340

Total comprehensive income for the year	—	—	714	(129)	244	48,898	49,727	19,905	69,632

Bonus shares issued	1,680	(1,680)	—	—	—	—	—	—	—
Non-controlling interest on acquisition@	—	—	—	—	—	—	—	4,051	4,051
Adjustment for amount transferred to initial carrying amount of property, plant and equipments, net of tax	—	—	—	—	(1,055)	—	(1,055)	—	(1,055)
Dividend paid including tax on dividend	—	—	—	—	—	(3,674)	(3,674)	(1,069)	(4,743)

Balance as at March 31, 2011	3,361	181,117	1,610	197	690	223,195	410,170	109,703	519,873

Balance as at April 1, 2011	3,361	181,117	1,610	197	690	223,195	410,170	109,703	519,873
Profit for the year	—	—				38,998	38,998	20,239	59,237
Exchange differences on translation of foreign operations	—	—	4,959	—	—	—	4,959	94	5,053
Movement in available-for-sale financial investments	—	—	—	1,337	—	—	1,337		1,337

Net movement in fair value of cash flow hedges, net of tax*#	—	—	—		(464)		(464)	10	(454)
Share in other comprehensive income of associate, net of tax	—	—	—		(1,249)		(1,249)		(1,249)

Total comprehensive income for the year	—	—	4,959	1,337	(1,713)	38,998	43,581	20,343	63,924

Deemed dividend**						(616)	(616)		(616)
Dividend paid including tax on dividend						(7,658)	(7,658)	(4,338)	(11,996)

Balance as at March 31, 2012	3,361	181,117	6,569	1,534	(1,023)	253,919	445,477	125,708	571,185

Balance as at March 31, 2012 (in US dollars in millions)	66.0	3,559.0	129.1	30.1	(20.1)	4,989.6	8,753.7	2,470.2	11,223.9

*	Refer to Note 8 for taxes related to each component of the other comprehensive income
#	Refer to Note 34(a) for amount reclassified to the statement of income from other comprehensive income
@	Refer to Note 4(b) for non-controlling interest on acquisition
**	Refer to Note 11(b) for financial assets investments

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

These consolidated annual financial statements were authorized for issue by the Company’s board of directors on May 24, 2012.

SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 54.64% of SIIL’s equity as at March 31, 2012.

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah in the UAE.

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2012. HZL’s operations include four lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia, Lisheen mine in Ireland and Black Mountain Mining (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Company has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at March 31, 2012.

The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51.0% interest as at March 31, 2012. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Company’s power business comprises Sterlite Energy Limited (“SEL”) and Talwandi Sabo Power Limited (“TSPL”) engaged in the power generation business in India. SEL commenced construction of its 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility in the State of Orissa in Eastern India and three units of 600 MW had been capitalised till March 31, 2012. TSPL had signed a power purchase agreement with the Punjab State Authorities for the establishment of 1,980 MW and is a development stage enterprise in the process of constructing the power plant. Power business also include the 274 MW of wind power plants commissioned by HZL and 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009.

The Company’s other activities include Paradip Multi Cargo Berth Private Limited (“PMCBPL”) and Vizag General Cargo Berth Pvt. Limited (“VGCB”), in which the Company owns a 74% interest in each. Paradip port projects include building, owning and operating a new berth at Paradip port, situated in the Jagatsinghpur District of Orissa, on the east coast of India. Vizag port project includes mechanisation of coal handling facilities and up gradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India.

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

Convenience translation

The consolidated financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2012 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 50.89 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2012. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

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

Investment in associates is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value is adjusted to reflect the Company’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of income and comprehensive income include the Company’s share of associate’s results, except where the associate is generating losses, share of such losses in excess of the Company’s interest in that associate are not recognized. Losses recognised under the equity method in excess of the Company’s investment in ordinary shares are applied to the other components of the Company’s interest that forms part of Company’s net investment in the associate in the reverse order of their seniority (i.e. priority in liquidation).

Additional losses are provided for, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

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

Certain of the Company’s sales contracts provide for provisional pricing based on the price on The London Metal Exchange (“LME”), as specified in the contract, when shipped. Final settlement of the price is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from sale of power is recognised when delivered and measured based on contractual agreement and tariff rates approved by electricity regulatory authorities.

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

The Company makes adjustments to the provisional fair value amounts recognised at the date of acquisition to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognised as of that date. The Company applies the measurement period adjustments retrospectively to the consolidated financial statements to reflect the measurement period adjustments as retrospectively recorded on the date of the acquisition as if measurement period adjustments had been recorded initially at the date of acquisition.

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

(iv). Depreciation

Mining properties and other assets in the course of development or construction and freehold land are not depreciated. Capitalised mining properties costs are amortised once commercial production commences, as described in “Property, plant and equipment — mining properties”.

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

(b) Intangible assets

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as intangible asset and stated at cost less impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to are expensed as incurred.

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

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the consolidated statements of financial position.

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

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

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

(b). Short-term investments

Short-term investments represent short-term marketable securities and other bank deposits with an original maturity more than three months.

Short-term marketable securities are categorized as held for trading and are initially recognised at fair value with any gains or losses arising on remeasurement recognised in the statement of income.

(c). Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition, and are unrestricted as to withdrawal and usage.

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

Loans and other receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate.

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

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: Borrowings, Foreign currency convertible notes, trade and other payables.

(a). Borrowings

Interest bearing loans and borrowings are initially recorded at the proceeds received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate (EIR) method.

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

(iii). Derivative financial instruments

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent financial position dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Company revokes the hedge relationship, the hedging instrument expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

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

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognized in other income/expense in current earnings during the period of change. Under a hedge of a net investment, the cumulative gain or loss remains in other comprehensive income when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the consolidated statements of income immediately.

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

•	immaterial by-products and scrap are valued at net realisable value.

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

Q. Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of income over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance and other cost in the statement of income.

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

For the purposes of the consolidated financial statements, items in the statement of income of those entities for which the Indian Rupees (functional currency of SIIL) is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related consolidated statements of financial position are translated at the rates as at the reporting date. Exchange differences arising on translation are recognised in other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the statement of income.

S. In the current financial period the Company has adopted the following new standards:

The Company has adopted with effect from April 1, 2011, the following new and revised standards and interpretations. Their adoption has not had any impact on the amounts reported in the financial statements.

IAS 24 (2009) Related Party Disclosures- The revised standard has enhanced definition of a related party. The adoption of the amendments has no major impact on the financial position or performance of the Company as it relates to disclosure requirements. The related party disclosures set out in note 33 to the consolidated financials statements have been changed to reflect the application of the revised standard. The above changes have been made retrospectively.

Amendments to IFRIC 14 “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” the amendments now enable recognition of an asset in the form of prepaid minimum funding contributions. The adoption has no effect on the financial position or performance of the Company.

Other amendments to accounting standards or new interpretations issued by International Accounting Standards Board, which were applicable from April 1, 2011, do not have an impact on the Company.

T. Earnings per share

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

U. Critical accounting judgments and estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions.

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

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

i.	Note 9(a) and 9(b), the accounting policy on property, plant and equipment- Mining reserve estimates and useful life of property, plant and equipment and intangible assets.

ii.	Note 18 and the accounting policy on impairment of assets:

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

iv.	Note 24 and the accounting policy on retirement benefit schemes

v.	Note 31 on contingencies:

The Company has significant capital commitments in relation to various capital projects which are not recognized on the consolidated statements of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Company. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which Company involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

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

vii.	Note 10 on investments in associate (also refer accounting policy on investment in associate):

Consequent to ongoing delay in approval for the Niyamgiri mines and expansion of alumina refinery, the Company has reviewed the carrying value of its investments in Vedanta Aluminium for impairment, and has concluded that no impairment is currently considered necessary based on the possible alternate source of obtaining bauxite and expectation of obtaining the necessary approvals for alumina refinery expansion.

V. Recently issued accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 1 “Presentation of Financial Statements” the amendment requires entities to separate the items presented in OCI into two groups, based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s consolidated financial statements.

IAS 12 “Income taxes” requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment is effective for annual periods beginning on or after January 1, 2012. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s consolidated financial statements.

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

IAS 32 “Financial Instruments: Presentation” requires an entity to offset a financial asset and financial liability only when the entity currently has a legally enforceable right of set-off and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The amendments clarify that the right of set-off must be available today and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s consolidated financial statements.

IFRS 7 was amended in October 2010, as part of Improvements to IFRSs 2010 and in December 2011. The effect of the amendments were to provide (a) qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures to form an overall picture of the nature and extent of risks arising from financial instruments and (b) help users of financial statements to evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position (c) disclosures relating to Offsetting Financial Assets and Financial Liabilities. The amendments issued in October 2010 are effective for annual periods beginning on or after July 1, 2011 and amendments issued in December 2011 are effective for annual periods beginning on or after January 1, 2013. Early application is permitted. The Company is currently evaluating the impact, if any; the adoption of the amendments will have on the Company’s consolidated financial statements.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The standard will be effective for annual periods beginning on or after January 1, 2015, with early application permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes the requirements relating to consolidated financial statement in IAS 27—“Consolidated and Separate Financial Statement” (amended 2008) and also supersedes SIC 12, “Consolidation – Special Purpose Entities”. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

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

IFRIC 20 which specifies the accounting for stripping costs. Stripping costs that relate to inventory produced should be accounted for as current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to or enhancement of an existing asset. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and earlier application is permitted.The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s consolidated financial statements.

4. Prior year business combinations

a)	On December 3, 2010, the Company acquired 100% of the equity of THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”, formerly known as Anglobase Namibia Holdings (Proprietary) Limited) for a total consideration of US dollars 706.7 million (Rs. 32,098 million). Provisional fair values that were determined as at March 31, 2011 for consolidation were finalised during the measurement period of 12 months from the acquisition date.

The final fair value of the identifiable assets and liabilities of Skorpion as adjusted for measurement period adjustments as at the date of the acquisition were as follows:

Fair value at acquisition (Rs. in millions)
Assets
Non-current assets
Property, plant and equipment	27,713
Other non-currents assets	137

27,850

Current assets
Inventories	2,435
Trade and other receivables	179
Cash and cash equivalents	5,466

8,080

Liabilities
Current liabilities
Trade and other payables	991
Current tax liabilities	16

1,007

Non-current liabilities
Deferred tax liabilities	600
Provisions	2,225

2,825

Net assets	32,098

Satisfied by:
Cash consideration paid	32,098

b)	On February 04, 2011 the Company acquired 74% of the equity of Black Mountain Mining (Proprietary) Limited (BMM) for a total consideration of US dollars 250.9 million (Rs. 11,529 million) [net of refund of US dollar 9.3 million (Rs. 436 million)]. In addition, Shareholder’s loan from Anglo to BMM was taken over by the Company of amount ZAR 622.5 million (Rs. 3,972 million). Provisional fair values that were determined as at March 31, 2011 for consolidation were finalised during the measurement period of 12 months from the acquisition date.

The final fair value of the identifiable assets and liabilities of BMM as adjusted for measurement period adjustments as at the date of the acquisition were as follows:

	Provisional Fair Value (Rs. in millions)	Fair value Adjustments (Rs. in millions)	Fair value at acquisition (Rs. in millions)
Assets
Non-current assets
Property, plant and equipment	16,021	(2,882)	13,139
Intangible assets	10,080	2,064	12,144
Other non-currents assets	495	—	495

	26,596	(818)	25,778

Current assets
Inventories	1,601	—	1,601
Trade and other receivables	1,370	—	1,370
Cash and cash equivalents	1,449	—	1,449

	4,420	—	4,420

Liabilities
Current liabilities
Borrowings	5,367	—	5,367
Trade and other payables Provisions	566 569	—	566 569
Current tax liabilities	415	—	415

	6,917	—	6,917

Non-current liabilities
Retirement benefits	318	—	318
Deferred tax liabilities	7,129	(229)	6,900
Provisions	483	—	483

	7,930	(229)	7,701

Net assets	16,169	(589)	15,580

Less: Non-controlling interest on acquisition	4,204	(153)	4,051

	11,965	(436)	11,529

Satisfied by:
Cash consideration paid	11,965		11,529

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of BMM’s identifiable net assets.

c)	On February 15, 2011, the Company acquired 100% of the equity of Vedanta Lisheen Finance Limited (‘Lisheen’, formerly known as Anglo American Lisheen Finance Limited), Ireland for a total consideration of US dollars 546.2 million (Rs. 25,020 million). Provisional fair values that were determined as at March 31, 2011 for consolidation were finalised during the measurement period of 12 months from the acquisition date.

The final fair value of the identifiable assets and liabilities of Lisheen as adjusted for measurement period adjustments as at the date of the acquisition were as follows:

Fair value at acquisition (Rs. in millions)
Assets
Non-current assets
Property, plant and equipment	12,975
Other non-current assets	3,995

16,970

Current assets
Inventories	835
Trade and other receivables	676
Cash and cash equivalents	12,614

14,125

Liabilities
Current liabilities
Trade and other payables	1,047
Current tax liabilities	137

1,184

Non-current liabilities
Deferred tax liabilities	2,053
Provisions	2,838

4,891

Net assets	25,020

Satisfied by:
Cash consideration paid	25,020

d)	The company has not applied the measurement period adjustments retrospectively to the consolidated statements of income for the year ended March 31, 2011 since the impact of these adjustments are not material.

5. Revenue

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(USD dollars in millions)
Revenue, gross of excise duty	256,943	320,946	431,432	8,477.7
Less: excise duty	(12,040)	(18,474)	(19,369)	(380.6)

Revenue, net of excise duty	244,903	302,472	412,063	8,097.1

6. Investment and other income

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Dividend income on financial assets held for trading	5,966	4,320	1,013	19.9
Fair value gain on financial assets held for trading	2,741	4,185	9,760	191.8
Interest income on bank deposits	2,389	4,962	7,749	152.3
Interest income on loans and receivables	4,925	7,760	10,448	205.2
Foreign exchange gain /(loss)	(1,997)	788	18	0.4
Capitalisation of interest income(1)	(213)	(82)	(159)	(3.1)

	13,811	21,933	28,829	566.5

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

7. Finance and other costs

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Interest on borrowings other than convertible notes(2)	4,037	2,783	7,788	153.0
Interest on convertible notes(2)	890	2,124	2,377	46.7
Bank charges	620	628	981	19.3
Unwinding of discount on provisions	11	52	168	3.3
Gain on fair valuation of conversion option	(587)	(3,206)	(2,455)	(48.2)
Foreign exchange loss/(gain) on foreign currency borrowings	(3,395)	(746)	10,055	197.6
Other	52	374	(225)	(4.5)
Capitalisation of borrowing costs(1)	(1,842)	(3,105)	(6,647)	(130.6)

	(214)	(1,096)	12,042	236.6

Notes:

(1)	Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The rate for capitalisation of interest relating to general borrowings was approximately 12.68%, 12.71% and 12.71% for the year ended March 31, 2010, 2011 and 2012 respectively.
(2)	Finance costs include Rs. 4,927 million, Rs. 4,907 million and Rs. 10,165 million ($ 199.7 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the year ended March 31, 2010, 2011 and 2012 respectively.

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

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the Indian Income Tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the fiscal years 2011-12 and 2012-13 is 32.45%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the fiscal year 2011-12 is chargeable at 18.50% plus a surcharge and education cess. The combined Indian statutory tax rate of MAT for the fiscal year 2011-12 and 2012-13 is 20.01%. MAT paid during a year can be set off against regular income taxes within a period of ten years succeeding the assessment year in which MAT credit arises.

Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenges by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court.

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

•

The power plants’ exemption — Profits on newly constructed power plants are eligible for a tax holiday. A typical holiday would exempt 100% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company. This exemption is available only for units set up upto March 31, 2013 (subject to the approval of the Finance Bill 2012).

•

Wind power plant’s exemption — Profits are exempt from income tax for any continuous block of 10 years in the first 15 years of operations. Accelerated depreciation of 80% is available in the first year of operations till March 31, 2012.

•	Export Oriented Unit’s exemption — Profits from units designated as an Export Oriented Unit, from where goods are exported out of India, are exempt from tax up to fiscal year 2010-11.

The effect of such tax holidays were Rs. 7,943 million (impact on basic EPS- Rs. 2.5), Rs. 10,942 million (impact on basic EPS Rs. 3.3), and Rs. 7,375 million ($ 144.9 million) (impact on basic EPS Rs. 2.19) ($ .04) for the years ended March 31, 2010, 2011 and 2012 respectively.

Business losses in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. Unabsorbed depreciation can be carried forward for an indefinite period.

Capital losses in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. The carried forward long term capital losses can be set-off only against long term capital gains.

The major components of income tax expense for the year ended March 31, 2010, 2011 and 2012 are indicated below:

(a) Consolidated statement of income

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current tax:
Current tax on profit for the year	11,492	18,325	23,673	465.2
Charge/ (credits) in respect of current tax for earlier years	(129)	60	(447)	(8.8)

Total current tax	11,363	18,385	23,226	456.4

Deferred tax:
Origination and reversal of temporary differences	2,287	890	(3,149)	(61.9)
Reduction in tax rate	(403)	(465)	—	—

Total deferred tax	1,884	425	(3,149)	(61.9)

Tax expense for the year	13,247	18,810	20,077	394.5
Effective income tax rate (%)	18.9%	21.5%	25.3%	25.3%

(b) Consolidated statements of other comprehensive (loss)/ income

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Deferred tax (credit)/charge on:
-cash flow hedges	174	110	(130)	(2.5)
- reclassification adjustments on cash flow hedges	381	(174)	(110)	(2.2)
-share in consolidated other comprehensive (loss)/income of associate	246	—	—	—

	801	(64)	(240)	(4.7)

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory income tax rate to recognised income tax expense for the year indicated are as follows:

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Accounting profit before tax	69,910	87,521	79,314	1,558.5
Statutory income tax rate	33.99%	33.22%	32.45%	32.45%
Tax at Indian statutory income tax rate	23,762	29,074	25,737	505.7
Disallowable expenses	323	477	115	2.3
Non-taxable income	(2,932)	(2,012)	(1,575)	(31.0)
Tax holidays and similar exemptions	(7,943)	(10,942)	(7,375)	(144.9)
Change in deferred tax balances due to the change in Indian income tax rates from 33.99% to 33.22% for 2010 and from 33.22% to 32.45% for 2011	(403)	(465)	—	—
Effect of tax rates differences of subsidiaries operating in other jurisdictions	(48)	(104)	(1,235)	(24.3)
Dividend distribution tax	191	728	1,068	21.0
Unrecognised MAT credit	404	1,145	668	13.1
Charge/(Credit) in respect of previous years	(129)	60	(447)	(8.8)
Utilisation of tax losses	(355)	(131)	—	—
Tax effect on share of loss of associate	377	1,024	2,845	55.9
Others	—	(44)	276	5.5

	13,247	18,810	20,077	394.5

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

Significant components of deferred tax assets/liabilities recognized in the consolidated statements of financial position are as follows:

For the year ended March 31, 2010:

	(Rs. in millions)
Significant components of deferred tax liabilities/(assets)	Opening balance as at April 1, 2009	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2010
Share in profit or loss of associate	(1,335)	1,089	246	—	—
Property, plant and equipment	16,447	1,498	—	3	17,948
Voluntary retirement scheme	(13)	6	—	—	(7)
Employee benefits	(240)	(67)	—	(1)	(308)
Fair value of derivative assets/ liabilities	(381)	(1)	555	—	173
Fair valuation of other assets/liabilities	340	(44)	—	(2)	294
MAT credits entitlement	—	(93)	—	—	(93)
Other temporary differences	354	(504)	—	98	(52)

Total	15,172	1,884	801	98	17,955

For the year ended March 31, 2011 :
Significant components of deferred tax liabilities/(assets)	Opening balance as at April 1, 2010	Acquisition through business combination	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. In millions)
Intangible assets	—	3,400	—	—	77	3,477
Property, plant and equipment	17,948	6,260	911	—	65	25,184
Voluntary retirement scheme	(7)	—	(62)	—	—	(69)
Employee benefits	(308)	—	(68)	—	(2)	(378)
Fair value of derivative assets/ liabilities	173	—	1,442	(64)	—	1,551
Fair valuation of other assets/liabilities	294	—	770	—	(12)	1,052
MAT credits entitlement	(93)	—	(3,134)	—	—	(3,227)
Other temporary differences	(52)	(107)	566	—	1	408

Total	17,955	9,553	425	(64)	129	27,998

For the year ended March 31, 2012:

	Opening balance as at April 1, 2011	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2012	Total as at March 31, 2012
Significant components of deferred tax liabilities/(assets)	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	US dollar in millions
Intangible assets	3,477	—	—	66	3,543	69.6
Property, plant and equipment	25,184	(101)	—	273	25,356	498.2
Voluntary retirement scheme	(69)	(271)	—	(2)	(342)	(6.7)
Employee benefits	(378)	(62)	—	—	(440)	(8.6)
Fair value of Derivative assets/ liabilities	1,551	(782)	(240)	—	529	10.4
Fair valuation of other assets/liabilities	1,052	(66)	—	(1)	985	19.4
MAT credits entitlement	(3,227)	(1,343)	—	—	(4,570)	(89.8)
Other temporary differences	408	(524)	—	(25)	(141)	(2.8)

Total	27,998	(3,149)	(240)	311	24,920	489.7

Deferred tax assets and liabilities have been offset where they arise in the same legal entity and taxing jurisdiction but not otherwise.

Unused tax losses for which no deferred tax asset is recognized amount to Rs. 4,142 million and Rs 17,242 million ($ 338.8 million) as at March 31, 2011 and March 31, 2012 respectively. The unused tax losses as at March 31, 2012 expires, if unutilized, based on the year of origination as follows:

Nature of unutilised tax losses	Financial year of expiry	2012	2012
		(Rs. in millions)	(US dollar in millions)
Business losses
- Skorpion	No expiry limit	160	3.1
- SIL	FY 2012-13 to 2019-20	71	1.4
Depreciation losses
- SEL	No expiry limit	10,458	205.5
Long term capital losses
- SIIL	FY 2017-18	1,755	34.5
- HZL	FY 2018-19 to 2019-20	4,798	94.3

		17,242	338.8

The Company had unused MAT credit amounting to Rs. 3,441 million and Rs. 4,109 million ($ 80.8 million) as at March 31, 2011 and 2012 respectively. Such tax credit has not been recognised on the basis that its recovery is not sufficiently certain in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

Financial year ended March 31,	(Rs. in Millions)	(US dollar in millions)
2016	198	3.9
2017	1,036	20.3
2018	137	2.7
2019	520	10.2
2020	517	10.2
2021	1,033	20.3
2022	668	13.1

The Company has not recognised deferred tax asset on its share of loss in the associate company amounting to Rs. 3,751 million and Rs. 13,768 million ($ 270.5 million) as at March 31, 2011 and March 31, 2012 respectively. Deferred tax asset is not recognised on the basis that its recovery is not sufficiently certain in the foreseeable future.

As at March 31, 2011 and 2012, the Company has not recognised any deferred tax liabilities for taxes that would be payable on the Company’s share in unremitted earnings of certain of its subsidiaries because the Company controls whether the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings was Rs. 187,973 million and Rs. 239,198 million ($ 4,700.3 million) respectively as at March 31, 2011 and 2012.

9 (a) Property, plant and equipment

	Mining property	Land and building	Plant and equipment	Motor vehicles	Office equipment and fixtures	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. In millions)	(Rs. in millions)	(US dollar in millions)
Cost
April 01, 2010	17,435	14,350	143,127	372	2,684	177,968
Acquisition through business combination	24,018	5,988	21,560	489	19	52,074
Additions	521	8,702	37,427	152	350	47,152
Disposals	—	(34)	(1,000)	(23)	(15)	(1,072)
Foreign exchange	467	68	530	(11)	8	1,062

March 31, 2011	42,441	29,074	201,644	979	3,046	277,184	5,446.7

Additions	1,026	6,492	47,687	328	415	55,948	1,099.4
Disposals	—	(36)	(1,054)	(71)	(31)	(1,192)	(23.4)
Foreign exchange	2,516	226	1,238	97	8	4,085	80.3

March 31, 2012	45,983	35,756	249,515	1,333	3,438	336,025	6,603.0

Accumulated depreciation and impairment
April 01, 2010	10,186	3,361	48,175	133	1,356	63,211
Charge for the year	2,393	726	9,099	51	153	12,422
Disposals	—	—	(916)	(13)	(13)	(942)
Foreign exchange	522	3	265	1	7	798

March 31, 2011	13,101	4,090	56,623	172	1,503	75,489	1,483.4

Charge for the year	4,966	1,907	17,868	172	190	25,103	493.3
Disposals	—	(7)	(634)	(51)	(26)	(718)	(14.1)
Foreign exchange	1,092	46	642	11	2	1,793	35.3

March 31, 2012	19,159	6,036	74,499	304	1,669	101,667	1,997.9

	Mining property	Land and building	Plant and equipment	Motor vehicles	Office equipment and fixtures	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in Millions)	(Rs. in millions)	(Rs. in millions)	(Rs. In millions)	(US dollar in millions)
Property, plant and equipment as at:
March 31, 2011	29,340	24,984	145,021	807	1,543	201,695
Assets under construction						122,318

Total						324,013

March 31, 2012	26,824	29,720	175,016	1,029	1,769	234,358	4,605.2
Assets under construction						145,159	2,852.4

Total						379,517	7,457.6

March 31, 2012 (US dollar in million)	527.1	584.0	3,439.1	20.2	34.8

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 19 on “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 3,023 million and Rs. 6,488 million ($ 127.5 million) for the years ended March 31, 2011 and 2012, respectively.

(b) Intangible assets

The intangible assets relate to the Gamsberg mine project which is in exploration stage, and was acquired during the previous year with the BMM acquisition (refer note 4).

Movement in Intangible assets during the year is as below:

	(Rs. in Millions)	(US dollar in millions)
Acquisition through business combination	12,144
Foreign exchange	275

Balance as at March 31, 2011	12,419

Opening Balance as at April 1, 2011	12,419	244.0
Foreign exchange	238	4.7

Balance as at March 31, 2012	12,657	248.7

10. Investment in associate

Vedanta Aluminium is a non public entity engaged in the production of metallurgical grade alumina and other aluminium products. Vedanta Aluminium caters to a wide spectrum of industries and has its presence in Jharsuguda and Lanjigarh, in the state of Orissa. The Company owns a 29.5% interest in Vedanta Aluminium. Vedanta owns the remaining 70.5% interest.

The Company recognises its share of losses in Vedanta Aluminum to the extent of its interest in the associate. Losses recognized under equity method in excess of the Company’s equity investment has been applied to the Company’s investment in preference shares of associate to the extent of Rs. 8,138 million ($ 159.9 million). Refer note 12.

The Company’s investment in Vedanta Aluminium consists of the following:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Equity investment	5,630	5,630	110.6
Less: share of losses of associate	(3,751)	(5,630)	(110.6)

Total	1,879	—	—

Summarized consolidated financial information in respect of Vedanta Aluminium is as follows:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current assets	27,203	33,320	654.7
Non-current assets	273,868	282,382	5,548.9

Total assets	301,071	315,702	6,203.6

Current liabilities	202,159	137,394	2,699.8
Non-current liabilities	92,543	205,894	4,045.9

Total liabilities	294,702	343,288	6,745.7

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Total revenue	14,852	46,212	57,077	1,121.6
Operating (loss)/profit	738	133	(2,794)	(54.9)
(Loss)/profit for the year	6,952	(10,446)	(29,718)	(584.0)
Share in consolidated (loss)/profit of associate	2,051	(3,082)	(8,767)	(172.3)
Share in consolidated other comprehensive (loss)/income of associate, net of tax	799	340	(1,249)	(24.5)
Share in associate towards adjustment in amount transferred to initial carrying amount of property, plant and equipment	(177)	—	—	—

11. Financial asset investments

(a)	Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements for the year ended March 31,	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Beginning of the year,	1,362	1,233	24.1
Purchased during the year [refer Note (b) below]	—	7,158	140.7
Changes in fair value	(129)	1,337	26.3
Foreign exchange	—	(108)	(2.1)

As at March 31,	1,233	9,620	189.0

Available-for-sale financial assets consist of the following:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Quoted	249	8,636	169.7
Unquoted	984	984	19.3

	1,233	9,620	189.0

Quoted investments represent investments in equity securities that present the Company with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active markets.

Unquoted investments are held at cost and principally represent an investment in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited. The fair value of unquoted equity investments of Andhra Pradesh Gas Power Corporation Limited cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. The Company does not have intention to dispose of these investments.

(b)	THL Zinc Holding BV, a wholly owned subsidiary of the Company, acquired the entire ordinary share capital of Lakomasko BV for a consideration of $ 149.7 million (Rs. 7,774 million) from Vedanta Resources Holding Limited (VRHL). Consequently, Lakomasko BV became a subsidiary of the Company. Lakomasko BV is a private investment company incorporated under the laws of the Netherlands. At the acquisition date, Lakomasko BV had no independent operations and held a single material asset namely 8.78% of the equity shares of Hudbay Minerals Inc., a company incorporated in Canada and listed on the New York and Canadian stock exchanges. Lakomasko BV accounted for this investment as an available-for-sale investment, with a fair value measurement basis. The carrying value at the acquisition date was $ 137.7 million (Rs. 7,158 million). The excess amount paid over the fair valuation of shares acquired amounting to $ 12.0 million (Rs. 616 million) have been treated as deemed dividend and hence recognized in retained earnings.

12. Other non-current assets

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Loans to associate	7,890	36,890	724.9
Less: additional share of losses in associate	—	(8,138)	(159.9)
Loans to other related parties	—	2,558	50.3
Other non-current assets	6,809	10,252	201.5

	14,699	41,562	816.8

Other non-current assets include Rs. 4,102 million and Rs. 4,434 million ($ 87.1 million) held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure as at March 31, 2011 and 2012, respectively.

13. Inventories

Inventories consist of the following:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Raw materials and consumables	30,841	24,829	487.9
Work-in-progress	18,160	18,948	372.3
Finished goods	3,357	1,934	38.0

	52,358	45,711	898.2

Inventories with a carrying amount of Rs 40,578 million and Rs. 33,794 million ($ 664.1 million) have been pledged as security against certain bank borrowings of the Company as at March 31, 2011 and 2012, respectively.

14. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following for the year indicated:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Trade receivables	15,281	17,813	350.0
Other receivables from associate	837	4,937	97.0
Trade receivables from other related parties	458	503	9.9
Loans to associate	72,314	58,624	1,152.0
Loans to other related parties	7,501	16,900	332.1
Balance with Government authorities	8,707	10,299	202.4
Prepayments	1,137	878	17.2
Claims/refunds receivable	2,024	1,232	24.2
Advances for supplies	2,260	4,745	93.3
Receivable from Anglo American Plc	436	—	—
Other receivables	1,387	1,514	29.8

	112,342	117,445	2,307.9

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions for receivables from associate and other related parties, refer Note 33 on related party disclosure.

Trade receivables with a carrying value of Rs. 9,008 million and Rs. 12,865 million ($ 252.8 million) have been given as collaterals towards borrowings as at March 31, 2011 and 2012 respectively.

Allowances for impairment of trade and other receivables

The change in the allowance for impairment of trade and other receivables is as follows:

	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Balance at the beginning of the year	230	256	5.0
Allowance made during the year	33	158	3.1
Written off	(7)	(43)	(0.8)

Closing balance as at March 31,	256	371	7.3

15. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Bank deposits	76,666	72,083	1,416.4
Other investments	126,445	144,200	2,833.6

	203,111	216,283	4,250.0

Other investments include mutual fund investments and bonds and are fair valued through the statement of income. Bank deposits are made for the periods of more than three months depending on the cash requirements of the Company and earn interest at the respective deposit rates.

The Company has pledged short-term investments of Rs. 65 million and Rs.67 million ($ 1.3 million) as at March 31, 2011 and 2012 respectively, to secure certain banking facilities.

16. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks	39	59	1.2

	39	59	1.2

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures.

17. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks and in hand	7,717	6,799	133.6
Short-term deposits	13,770	10,374	203.9

	21,487	17,173	337.5

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

18. Assets held for sale

The Company recognized assets amounting to Rs. 11 million as assets held for sale during the year ended March 31, 2011 and 2012. Such assets related to the Company’s aluminum segment.

A description of the assets held for sale is as follows:

	As at March 31, 2011
	Gross Value	Accumulated depreciation and impairment	Carrying Value
	(Rs. in millions)
Building	31	29	2
Plant and machinery	174	165	9

Total	205	194	11

	As at March 31, 2012
	Gross Value	Accumulated depreciation and impairment	Carrying Value
	(Rs. in millions)
Building	31	29	2
Plant and machinery	174	165	9

Total	205	194	11

US dollars in million	4.0	3.8	0.2

The relatively high cost of operation of BALCO’s Plant I 100,000 tpa smelter which used the Vertical Stud Soderberg (“VSS”) technology at Korba and the steep decline in LME prices made the existing operations at the smelter unviable. Consequently, operations at the smelter were phased out of production commencing in February 2009 and operations at the smelter ceased on June 5, 2009.

Consequently, the Company transferred Plant 1 smelter assets at Korba, the main receiving station and distribution system used in the above mentioned smelter, Fume treatment plant (“FTP”), Profile tube shop (“PTS”) and Bidhan Bagh Unit (“BBU”) to “Assets held for sale”. The Company obtained approval for dismantling and disposing of these assets from the appropriate level of management. Part of the assets recognised as held for sale with a carrying value of Rs. 177 million and Rs. nil have been disposed off during its year ended March 31, 2011 and March 31, 2012 respectively. The disposal was initially planned to be completed by December 2011, however, due to certain commercial and local issues the disposal of assets could not be completed. The Company remains committed to its plan to sell the PTS assets and BBU assets by June 2012 and March 2013 respectively.

The estimated fair value less costs to sell of the assets held for sale is higher than the carrying value of the assets. Since the estimated fair value less costs to sell of these assets is higher than the carrying value, no impairment was recognized. The carrying value of the assets has been shown separately in the consolidated statements of financial position.

19. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.

Short-term borrowings consist of:

As at March 31,	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	23,860	41,327	812.1
Other	1,426	436	8.6
Loans from related party	4,845	—	—
Current portion of long-term borrowings	7,817	12,220	240.1

Short-term and current portion of long term borrowings	37,948	53,983	1,060.8
Weighted average interest rate on short-term borrowings	4.8%	7.2%	7.2%

Long-term borrowings consist of:

As at March 31,	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	20,107	43,917	862.9
Non-convertible debentures	20,563	20,582	404.4
Convertible notes	19,922	21,367	419.9
Other	784	844	16.6

Long-term borrowings	61,376	86,710	1,703.8
Less: Current portion of long-term borrowings	(7,817)	(12,220)	(240.1)

Long-term borrowings, net of current portion	53,559	74,490	1463.7

Major borrowings are as follows:

Working capital loans

The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit, bank guarantees and bills discounting. Amounts due under working capital loans as of March 31, 2011 and March 31, 2012 were Rs. 3,029 million and Rs. 4,969 million ($ 97.6 million) respectively. The working capital loan of Rs. 4,969 million ($ 97.6 million) outstanding as of March 31, 2012 consist of Rs. 2,680 million ($ 52.7 million) under a US dollar denominated loan at Fujairah, Rs.1,400 million ($ 27.5 million working capital loan at BALCO and Rs. 889 million ($ 17.5 million) under a cash credit facility at BALCO. Interest on the working capital loan facility under US dollar denominated is based on the London Inter-Bank Offer Rate, or LIBOR, plus 160 basis points for Fujairah. The weighted average interest on working capital loan and cash credit facility at BALCO is 11.74% and 12.64% respectively. US dollar denominated loan facility as of March 31, 2012 at Fujairah is secured against the inventories and receivables of Fujairah and also supported by a comfort letter by the Company. Working capital facility from BALCO is secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $ 25.0 million from DBS Bank Limited, arranged by DBS Bank Limited, Mumbai Branch, to meet its capital expenditure requirement on projects. The rate of interest payable on this facility is six-month LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as of March 31, 2011 and 2012 was $ 25.0 million (Rs.1,269 million).

In February 2011, at the time of acquisition of BMM, short-term unsecured loan from Exxaro Base Metals (Proprietary) Limited (Exxaro) amounting to ZAR 218.7 million was also acquired. Exxaro owns 26% non-controlling equity interest in BMM. As of March 31, 2011 and March 31, 2012, the balance due under this loan was Rs. 1,426 and Rs. 436 million ($ 8.6 million).

In July 2011, BALCO entered into an agreement with SBI London for External Commercial Borrowing of USD 200 Million to part finance for setting up a 3.25 LTPA Aluminium Smelter along with a Thermal Power Plant of 1200 MW at Korba. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project and secured lenders. Company has fully drawn the loan and balance as at March 31,2012 is Rs.10,008 million ($ 196.7 million). The interest rate on this facility is six-month LIBOR plus 260 basis points. This ECB loan of USD 200 million is repayable in three annual equal installments starting from August 2016.

Term loans

Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited, or IFL in November 2008, SIIL assumed two loans aggregating to Rs. 1,023 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among SIIL, IFL and ICICI Bank. The interest rates for these facilities were linked to ICICI bank benchmark advance rate or I-BAR. The first loan of Rs. 1,020 million, of which Rs. 773 million was transferred to SIIL pursuant to the novation agreement, has an effective interest rate of 10.5% from December 2009, and is repayable in twelve quarterly installments beginning from November 2008. The second loan of Rs. 250 million has an effective interest rate of 11.0% per annum is repayable in 16 quarterly installments beginning from November 2008. As of March 31, 2012, SIIL had repaid Rs. 992 million of these loans, out of the total loan amount of Rs. 1,023 million. As of March 31, 2011, and 2012 the balances due under the two loans were Rs. 248 million and Rs. 31 million ($ 0.6 million), respectively. These loans are unsecured.

In January 2012, VGCB was sanctioned a financial assistance in the form of Rupee term loan (RTL) of Rs.4,640 million from Axis Bank for financing the capital expenditure required towards the development, establishment, construction, operation and maintenance of Coal Handling Facilities and up gradation of General Cargo Berth at outer harbor of Visakhapatnam port. Pending the final sanction of Rupee Term Loan, VGCB availed short term loan of Rs. 250 million from Axis Bank to meet the immediate fund requirement for the project and the same was repaid by March 31, 2012 from the proceeds of Rupee Term loans from Axis Bank Ltd. Current effective interest rate of RTL is at 11.25%, which is a floating rate of interest revised on the basis of Axis Bank Base Rate and is repayable with in forty five unequal quarterly installments commencing December 2014. As at March 31, 2012, the outstanding amount under this facility is 1,079 million ($ 21.2 million). This loan is secured by first pari passu floating charge on movable & immovable assets of VGCB and unconditional and irrevocable corporate guarantee from SIIL.

SEL received a sanction of Rs 5,000 million loan from Bank of Baroda which is one of the banks who are likely to be part of consortium of bankers participating in term loan facility being set up Out of the sanctioned Limit of Rs 5,000 million, the company has drawn an interim financing of Rs 2,500 million ($ 49.1 million) as interim disbursal to finance its immediate project requirements on March 30, 2012. The interest rate of the loan is 150 basis points above State Bank Base Rate (SBBR), at present the same works out at 11.50% per annum. The loan is repayable after four months from the date of first disbursement from its own sources or release of long term loan whichever is earlier. This loan is secured by a first pari-passu charge by way of hypothecation of all the present and future movable fixed assets including plant and machinery related to the proposed project and irrevocable corporate guarantee by the Company. As at March 31, 2012, the balance due under this facility is Rs.2,500 million ($ 49.1 million).

Buyers’ credit

SEL had utilised extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2011, and March 31, 2012, the balance due under this facility was Rs. 10,191 million and Rs.3,213 million ($ 63.1 million), respectively. The outstanding loan as on March 31, 2012 bear interest at LIBOR plus 196 basis points. These are unsecured debts. They are repayable on various date within the next one year.

In April 2009, BALCO obtained a one time capex letter of credit limit of $ 100 million from SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. During the financial year, BALCO repaid $ 82.97 million of this facility. As of March 31, 2011 and 2012, the balance outstanding under this facility was Rs. 4,317 million and Rs. 737 million ($ 14.5 million), respectively. The interest rate on this facility is 6 month LIBOR plus 200 basis points. The balance due under the said facility is repayable in April 2012.

In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As of March 31, 2011 and March 31, 2012, the balance outstanding under this facility was Rs. 4,093 million and Rs. 5,163 million ($ 101.5 million), respectively. The interest rate on this facility is six month LIBOR plus 197 basis points. The said outstanding amount is repayable from May 2012 to July 2014.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, and subsequently another limit of Rs.2,500 million in December 2010 and Rs. 7,500 million in October 2011 which is secured by exclusive charge on assets to be imported under the facility. As of March 31, 2011 and 2012, the balance outstanding under this facility was Rs.4,931 million and Rs. 10,459 million ($ 205.5 million), respectively. The interest rate on this facility is six-month LIBOR plus 205 basis points. The said outstanding amount is repayable on various dates from April 2012 to February 2015.

In May 2010, BALCO obtained buyers credit facility of USD 50.0 million from DBS Bank Limited, Singapore for the import of capital goods for projects. The facility is secured by first pari passu charge on capital goods imported under the facility. The interest rate on this facility is six-month LIBOR plus 175 basis points. The outstanding amount is repayable from April 2012 to June 2013. The balance outstanding under the facility as on March 31, 2011 and March 31, 2012 is Rs. 1,226 million and Rs. 1,423 million ($ 27.9 million).

In August 2010, Talwandi Sabo obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and a first charge on a pari passu basis on all the movable assets of Talwandi Sabo. As of March 31, 2011 and 2012, the balance outstanding under this facility was Rs. 911 and Rs. 8,833 million ($ 173.5 million) respectively .The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from April 2012 to September 2014.

In September 2010, VGCB has obtained a non-fund based limit of Rs.1,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by A first pari passu floating charge on movable & immovable assets and unconditional & irrevocable corporate guarantee from SIIL. As of March 2012, the balance outstanding under this facility was Rs. 22 million ($ 0.4 million) .The interest rate on this facility is LIBOR plus 350 basis points. The said outstanding amount is repayable with in one year.

In November 2011, Talwandi Sabo obtained a non-fund based limit of Rs.5,000 million from State Bank of India for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL. As of March 2012, the balance outstanding under this facility was Rs. 4,971 million ($ 97.7 million) .The interest rate on this facility is LIBOR plus 330 basis points. The said outstanding amount is repayable from June 2012 to September 2014.

In February 2012, Talwandi Sabo obtained a non-fund based limit of Rs.5,000 million from Axis Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and a sub servient charge on all the movable assets of Talwandi Sabo. As of March 2012, the balance outstanding under this facility was Rs. 4,838 million ($ 95.1 million) .The interest rate on this facility is LIBOR plus 190 basis points. The outstanding amount is repayable from April 2014 to September 2014.

Non-convertible debentures

In April 2003, SIIL issued Rs. 1,000 million Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million, due in April 2010 and Tranche B, in the amount of Rs. 600 million, due in April 2013. Interest payable on these debentures is linked to annualized Government of India securities rates plus 190 basis points and the current rate fixed is 8%. These debentures are secured by certain of the Company’s immovable properties. As of March 31, 2011, and 2012 the outstanding balances were Rs. 600 million and Rs. 600 million ($ 11.8 million) respectively.

In November 2008, BALCO issued Rs. 5,000 million in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures. As of March 31,2011 and 2012 the outstanding balance were Rs.5,000 million and Rs. 5,000 million ($ 98.3 million) respectively.

Talwandi Sabo has issued non convertible debentures, or (NCD) of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The NCD’s are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the lifetime of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by SIIL. Debentures have tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As of March 31, 2011 and 2012, the amount outstanding was Rs. 14,963 million and Rs. 14,982 million ($ 294.4 million) respectively.

Commercial papers

During the year, SIIL has issued commercial paper to various asset management companies for short term funding requirements. As on March 31, 2012, outstanding balance is Rs 4,977 million ($ 97.8 million) bearing a coupon rate of 11.20% and repayable on April 16, 2012.

During the year, SEL has issued commercial paper to various asset management companies for funding project payables. As on March 31, 2012 outstanding balance is Rs. 20,750 million ($ 407.7 million) bearing coupon rate ranging between 9.85% to 11.75%. The commercial papers were issued for short durations and are due for repayment from April 2012 to May 2012.

Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, the Company raised $ 500 million by issue of 4.0% Convertible Notes of $ 1,000 each. Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS now represents four equity shares. Prior to the bonus issue and the share split of the equity shares of the Company on June 25, 2010, each ADS represented one equity share) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of notes which is equal to a conversion price of approximately $ 23.33 per ADS. The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 04, 2012, SIIL has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which SIIL is required to pay contractually on October 30, 2014 is $ 500 million, unless previously converted, redeemed or purchased and cancelled.

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

The conversion option amounting to Rs. 2,757 million and Rs.302 million ($ 5.9 million) and un-amortised borrowing costs amounting to Rs. 131 million and Rs.93 million ($ 1.8 million) as of March 31, 2011 and March 31, 2012, respectively, are included along with the notes in consolidated statements of financial position. Change in the fair value of conversion option has been presented under Note 7 on Finance and other costs.

20. Acceptances

Acceptances consist of:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Payable under trade financing arrangements	25,786	28,471	559.5

	25,786	28,471	559.5

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Company. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

21. Trade and other payables

Trade and other payables consist of:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. In millions)	(US dollars in millions)
Trade payables	40,048	33,749	663.2
Advances from customers	1,629	1,816	35.7
Amount due to associate	1,202	1,251	24.6
Amount due to other related parties	782	1,607	31.6
Security deposit and retentions	16,415	23,533	462.4
Payable on Asarco claim [refer note 31(c)(i)]	—	4,233	83.2
Other payables	6,516	7,535	148.0

	66,592	73,724	1,448.7

Trade payables are non-interest bearing and are normally settled within 90 day to 180 days terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables includes statutory dues and other.

22. Provisions

	Restoration, rehabilitation and environmental (a)	Other (b)	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
As at April 01, 2010	408	722	1,130
Acquisition through business combination	4,016	2,099	6,115
Additions	46	185	231
Disposal	—	(18)	(18)
Adjustments on account of change in discount rate	—	—	—
Credited to statement of income	(16)	(110)	(126)
Unwinding of discount	52	—	52
Exchange differences	110	40	150

As at March 31, 2011	4,616	2,918	7,534	148.0

Additions	228	260	488	9.6
Adjustments on account of change in discount rate	(12)	—	(12)	(0.2)
Credited to statement of income	—	(570)	(570)	(11.2)
Unwinding of discount	168	—	168	3.3
Exchange differences	236	166	402	7.8

As at March 31, 2012	5,236	2,774	8,010	157.4

Classification as at March 31, 2011
Current	9	1,343	1,352
Non-current	4,607	1,575	6,182

	4,616	2,918	7,534

Classification as at March 31, 2012
Current	—	802	802	15.8
Non-current	5,236	1,972	7,208	141.6

	5,236	2,774	8,010	157.4

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

(b) Other

Other provisions comprise the Company’s best estimate of the costs based on the possibility of occurrence in the future to settle certain legal, tax and other claims outstanding against the Company. The timing of cash flows in respect of such provisions cannot be reasonably determined.

This also includes one onerous contract related to supply of concentrate at BMM in the previous year which expired during the year and redundancy cost at Lisheen. Provision for redundancy cost become payable to employees on their termination of employment on or before the mine closure.

23. Other non-current liabilities

Non-current liabilities consist of:

	As at March 31,
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Security deposits and retentions	2,719	5,265	103.5

	2,719	5,265	103.5

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

Defined contribution plans

The Company contributed a total of Rs. 395 million, Rs. 510 million and Rs 819 million ($ 16.1 million) for the years ended March 31, 2010, 2011 and 2012, respectively, to the following defined contribution plans:

Central provident fund

In accordance with the Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2012) of an employee’s basic salary. All employees have an option to make additional voluntary contribution. These contributions are made to the fund administered and managed by the Government of India or to independently managed and approved funds. The Company has no further obligations under the plan beyond its monthly contributions which are charged to the consolidated statement of income in the period they are incurred. The benefits are paid to employees on their retirement or resignation from the Company.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. SIIL and each relevant Indian subsidiary holds a policy with Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of income in the period they are incurred.

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

Lisheen Mine, Ireland Pension Funds

Lisheen participates in a defined contribution pension scheme for all employees. The plan requires Lisheen to contribute 5% of annual basic salary of the employee and the employee is required to also contribute 5% of their annual basic salary. Under the terms of the executive scheme a contribution of 15% each is made by Lisheen and by the individual. Employees may also make additional voluntary contributions subject to certain limits. The Lisheen’s contribution will continue until an employee terminates employment or reaches the retirement age of 65, whichever happens first.

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

Based on actuarial valuations, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity plan. In the case where there is no fund held by the scheme, full provision is recognised in the consolidated statements of financial position.

Post Retirement Medical Benefits:

The Company has a scheme of post retirement medical benefits for employees at BMM. Based on an actuarial valuation, a provision is recognised in full for the benefit obligation. The scheme is unfunded. The obligation relating to post retirement medical benefits at BMM were Rs. 332 million and Rs. 317 million ($ 6.2 million) as at March 31, 2011 and 2012 respectively. The obligation under this plan is unfunded. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 “Employee benefits”.

Principal actuarial assumptions used to calculate the defined benefit plan’s liabilities are:

	SIIL			HZL			BALCO
	2010	2011	2012	2010	2011	2012	2010	2011	2012
Discount rate	7.50%	8.00%	8.00%	7.50%	8.00%	8.00%	7.50%	8.00%	8.40%
Expected rate of increase in compensation level of covered employees	5.00%	5.50%	5.50%	5.00%	5.50%	5.50%	5.00% for Executives 3.00% Non Executives	5.00% for Executives 3.00% Non Executives	5.00% for Executives 3.00% Non Executives
Expected return on assets	7.50%	7.50%	7.50%	9.00%	9.50%	9.50%	NA	9.40%	9.40%

The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

The following table sets out the components of net benefit expense recognized in the financial statements for the Gratuity Plan:

Year ended March 31	2010	2011	2012	2012
	(Rs. in Millions)	(Rs. In Millions)	(Rs. in millions)	(US dollars in millions)
Current service cost	(97)	(119)	(135)	(2.7)
Actuarial losses	(236)	(274)	(152)	(3.0)
Expected return on plan assets	87	105	121	2.4
Past service costs	—	(865)	—	—
Interest cost	(123)	(146)	(232)	(4.6)

Total charge	(369)	(1,299)	(398)	(7.9)

The Company’s obligations in respect of its defined benefit plan are as follows:

As at March, 31,	2009	2010	2011	2012	2012
	(Rs. in Millions)	(Rs. in Millions)	(Rs. in Millions)	(Rs. in Millions)	(US dollars in millions)
Fair value of plan assets (a)	981	1,121	1,333	1,788	35.2
Present value of defined benefit obligation (b)	(1,692)	(1,986)	(2,949)	(3,167)	(62.3)
Deficit in defined benefit obligations (a-b)	(711)	(865)	(1,616)	(1,379)	(27.1)
Comprising of:
Funded obligations	(1,084)	(1,384)	(2,870)	(2,002)	(39.3)
Unfunded obligations	(608)	(602)	(79)	(1,165)	(22.9)

The movement during the year ended March 31, 2011 and 2012 of the change in present value of the defined benefit obligation was as follows:

As at March, 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. In millions)	(Rs. In millions)	(US dollars in millions)
Balance at the beginning of the year	(1,692)	(1,986)	(2,949)	(57.9)
Current service costs	(97)	(119)	(135)	(2.7)
Past service costs	—	(865)	—	—
Benefits paid	168	459	335	6.6
Interest cost	(123)	(146)	(232)	(4.6)
Actuarial losses	(242)	(292)	(186)	(3.7)

As at March 31,	(1,986)	(2,949)	(3,167)	(62.3)

Movements in the fair value of the plan assets are as follows:

As at March, 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. In millions)	(US dollars in millions)
Balance at the beginning of the year	981	1,121	1,333	26.2
Contributions received	215	403	600	11.8
Benefits paid	(168)	(314)	(300)	(5.9)
Actuarial gain/(loss)	6	18	34	0.7
Expected return on plan assets	87	105	121	2.4

As at March 31,	1,121	1,333	1,788	35.2

The Company maintains its gratuity fund with Life Insurance Corporation of India (LIC). The percentage allocation fund value to various categories of financial assets maintained with LIC as at March 31, 2011 and 2012 are as follows:

	% allocation of plan assets As at March 31
Assets by category	2011	2012
Government securities	53.0	51.0
Debentures/bonds	43.0	42.5
Equity instruments	3.8	3.6
Money market instruments	0.2	2.9

	100.0	100.0

Historical information related to experience adjustments:

As at March 31	2009	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. In millions)	(US dollars in millions)
Experience losses arising on plan liabilities	(68)	(242)	(292)	(186)	(3.7)
Experience gains arising on plan assets	6	6	18	34	0.7

The Company expects to contribute Rs. 179 million ($ 3.5 million) to the funded defined benefit plans in fiscal 2013.

25. Financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on the consolidated statements of financial position. Details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 and Note 3.

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2011 and 2012.

As at March 31, 2011
	(Rs. in millions)
Financial assets	Cash	Held for trading	Loans and receivables	Available-for- sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	249	—	249	249
— at cost	—	—	—	984	—	984	*
Other non—current assets	—	—	14,699	—	—	14,699	14,302
Trade and other receivables	—	—	100,238	—	—	100,238	100,238
Short-term investments
—Bank deposits	—	—	76,666	—	—	76,666	76,666
—Other investments	—	126,445	—	—	—	126,445	126,445
Derivative financial assets	—	—	—	—	1,088	1,088	1,088
Cash and cash equivalents including restricted cash	21,526	—	—	—	—	21,526	21,526

	21,526	126,445	191,603	1,233	1,088	341,895	340,514

In the consolidated statements of financial position and in Note 14 “Trade and other receivables” includes balances with governments authorities of Rs. 8,707 million ($ 195.5 million), prepayments of Rs. 1,137 million ($ 25.5 million) and advance for supplies of Rs. 2,260 million ($ 50.7 million) which are not financial assets and hence have been excluded from above table.

As at March 31, 2011
	(Rs. in millions)
Financial liabilities	Derivatives not used for hedging	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
—Short-term	—	—	37,948	37,948	37,948
—Long term (other than convertible notes)	—	—	33,637	33,637	35,344
—Convertible notes	2,757	—	17,165	19,922	22,050
Acceptances	—	—	25,786	25,786	25,786
Trade and other payables	—	—	61,860	61,860	61,860
Derivative financial liabilities	—	410	—	410	410

Total	2,757	410	176,396	179,563	183,398

In the consolidated statements of financial position and in Note 21 “Trade and other payables” includes advances from customers of Rs. 1,629 million ($ 36.6 million), balances due to government authorities Rs. 1,738 million ($ 39.0 million) and other employees benefits Rs. 1,365 million ($ 30.6 million) which are not financial liabilities and hence have been excluded from above table (Balances due to government authorities and other employees’ benefits are included under other payables in Note 21).

As at March 31, 2012:

	Rs. in millions							US dollar in millions
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	8,636	—	8,636	8,636	169.7	169.7
— at cost	—	—	—	984	—	984	*	19.3	*
Other non—current assets#	—	—	49,700	—	—	49,700	48,640	976.6	955.8
Trade and other receivable	—	—	101,523	—	—	101,523	101,523	1,995.0	1,995.0
Short term investments								—	—
—Bank deposits	—	—	72,083	—	—	72,083	72,083	1,416.4	1,416.4
—Other investments	—	144,200	—	—	—	144,200	144,200	2,833.6	2,833.6
Derivative financial assets	—	—	—	—	517	517	517	10.2	10.2
Cash and cash equivalents including restricted cash	17,232	—	—	—	—	17,232	17,232	338.6	338.6

	17,232	144,200	223,306	9,620	517	394,875	392,831	7,759.4	7,719.3

In the consolidated statements of financial position and in Note 14 “Trade and other receivables” includes balances with governments authorities of Rs. 10,299 million ($ 202.4 million), prepayments of Rs. 878 million ($ 17.2 million) , advance for supplies of Rs. 4,745 million ($ 93.2 million) which are not financial assets and hence have been excluded from above table.

#	Other non-current assets is gross value before application of share of losses in an associate of Rs. 8,138 million ($ 159.9 million).

As at March 31, 2012:

	Rs. in millions					US dollar in millions
Financial liabilities	Derivatives	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short term	—	—	53,983	53,983	53,983	1,060.8	1,060.8
—Long term (other than convertible notes)	—	—	53,123	53,123	54,007	1,043.9	1,061.2
—Convertible notes	302	—	21,065	21,367	24,044	419.9	472.5
Acceptances	—	—	28,471	28,471	28,471	559.5	559.5
Trade and other payables	—	—	67,167	67,167	67,167	1,319.9	1,319.9
Derivative financial liabilities	—	606	—	606	606	12.0	12.0

Total	302	606	223,809	224,717	228,278	4,416.0	4,485.9

In the consolidated statements of financial position and in Note 21 “Trade and other payables” includes advances from customers of Rs. 1,816 million ($ 35.7 million), balances due to government authorities Rs. 3,581 million ($ 70.4 million) and other employees benefits Rs. 1,160 million ($ 22.8 million) which are not financial liabilities and hence have been excluded from above table (Balances due to government authorities and other employees’ benefits are included under other payables in Note 21).

Financial guarantees of Rs. 46,384 million and Rs. 45,383 million ($ 891.8 million) given on behalf of Vedanta Aluminium as at March 31, 2011 and 2012 respectively. These guarantees are continuing and valid till contractual obligations are fulfilled by Vedanta Aluminium.

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

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarise the categories of financial assets and liabilities as at March 31, 2011 and 2012 measured at fair value:

As at March 31, 2011	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)
Financial assets
At fair value through profit or loss
— Held for trading	126,445	—	—
— Derivative financial assets
— Commodity contracts	160	—	—
— Forward foreign currency contracts	—	928	—
Available-for-sale investments
—Financial asset investments held at fair value	249	—	—

	126,854	928	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity contracts	251	—	—
—Forward foreign currency contracts	—	159	—
— Embedded derivative on convertible notes	—	—	2,757

	251	159	2,757

As at March 31, 2012	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. In millions)			(US dollars in millions)
Financial assets
At fair value through profit or loss
— Held for trading	144,200	—	—	2,833.6	—	—
— Derivative financial assets	—	—	—	—	—	—
—Commodity contracts	148	—	—	2.9	—	—
— Forward foreign currency contracts	—	369	—	—	7.2	—
Available-for-sale investments	—	—	—	—	—	—
—Financial asset investments held at fair value	8,636	—	—	169.7	—	—

	152,984	369	—	3,006.2	7.2	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities	—	—	—	—	—	—
—Commodity contracts	131	—	—	2.6	—	—
—Forward foreign currency contracts	—	15	—	—	0.3	—
—Net investment in foreign operation	—	460	—	—	9.0	—
— Embedded derivative on convertible notes	—	—	302	—	—	5.9

	131	475	302	2.6	9.3	5.9

Movement in the fair value of embedded derivative on convertible notes (Level 3 item):

	(Rs. in millions)	(US dollars in millions)
As at April 01, 2011	2,757	54.2
Credited to the income statement	(2,455)	(48.2)
As at March 31, 2012	302	6.0

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

•

Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. Accordingly the fair value of convertible notes as at March 31, 2011 and 2012 is Rs. 22,050 million and Rs. 24,044 million ($ 472.5 million). For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread. The fair value of the embedded derivative liability of convertible notes has been calculated using “Auxiliary Reversed Binomial Tree method” and using the following significant assumptions as at March 31, 2011 and 2012, respectively:

•	the implied volatility as 38.5% and 37.7%; and

•	the share price as $ 15.4 and $ 8.54.

•

Quoted available-for-sale financial assets investments : Fair value is derived from quoted market prices in active markets. Fair value in respect of unquoted equity instruments cannot be reliably measured and are stated at cost.

•

Derivative contracts: The Company enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations, foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2012 have been measured as at the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	purchases and sales of physical contracts

•	cash flow hedging of revenues forecasted highly probable transactions

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

This table illustrates the impact of a $ 100 movement in LME prices based on volumes, costs and exchange rates for fiscal 2011 and 2012 and provides the estimated impact on operating profit assuming all other variables remain constant.

$ 100 movement in LME price	Change in operating income
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Copper	115	118	2.3
Zinc India	3,256	3,465	68.1
Zinc International	297	1,533	30.1
Aluminum	1,128	1,148	22.5

Total	4,796	6,264	123.0

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

As at March 31, 2011 Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	Rs. in millions
Acceptances	25,786	—	—	—	25,786
Trade and other payables	61,860	—	—	—	61,860
Borrowings (other than convertible notes)	37,948	9,221	8,612	15,804	71,585
Convertible notes	—	—	19,922	—	19,922
Derivative liabilities	410	—	—	—	410

	126,004	9,221	28,534	15,804	179,563

As at March 31, 2012 Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	Rs. in millions
Acceptances	28,471	—	—	—	28,471
Trade and other payables	67,167	—	—	—	67,167
Borrowings (other than convertible notes)	53,983	6,997	22,864	23,262	107,106
Convertible notes	—	—	21,367	—	21,367
Derivative liabilities	606	—	—	—	606

	150,227	6,997	44,231	23,262	224,717

US dollars in million	2,952.0	137.5	869.3	457.2	4,416.0

As at March 31, 2011, the Company had access to funding facilities of Rs. 244,743 million of which Rs. 133,920 million was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in Millions)	(Rs. in millions)	(Rs. In millions)
Less than 1 year	148,832	81,980	66,852
1-2 years	73,441	9,942	63,499
2-5 years and above	22,470	18,901	3,569

Total	244,743	110,823	133,920

As at March 31, 2012, the Company had access to funding facilities of Rs. 232,740 million ($ 4,573.4 million) of which Rs. 63,921 million ($ 1,256.1 million) was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in Millions)	(Rs. in millions)	(Rs. In millions)
Less than 1 year	193,207	138,765	54,442
1-2 years	1,240	—	1,240
2-5 years and above	38,293	30,054	8,239

Total	232,740	168,819	63,921

US dollars in million	4,573.4	3,317.3	1,256.1

Collateral

The Company has pledged a part of its trade receivables, short-term investments and cash and cash equivalents in order to fulfill the collateral requirements for the financial facilities in place. The counterparties have an obligation to return the securities to the Company. There are no other significant terms and conditions associated with the use of collateral.

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

The Company uses forward exchange contracts, currency swaps and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Company is also exposed to foreign exchange risk on its exports and foreign exchange risk on its net investment in foreign operations. Most of these transactions are denominated in US dollars. The policy of the Company is to determine on a regular basis what portion of the foreign exchange risk on financing transactions and loans are to be hedged through forward exchange contracts and other instruments. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns. Longer term exposures are unhedged except part of net investment in foreign operations exposures have been hedged. Stop losses and take profit triggers are implemented to protect entities from adverse market movements at the same time enabling them to encash in favourable market opportunities. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

The following analysis is based on the gross exposure as at the reporting date which could affect the statement of income. The exposure summarised below is mitigated by some of the derivative contracts entered into by the Company as disclosed under the section on “Derivative financial instruments”

	As at March 31, 2011		As at March 31, 2012		As at March 31, 2012
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)	(US dollars in millions)
US dollar	25,763	123,624	29,312	144,167	576.0	2,832.9
Australian dollar	251	665	1,110	756	21.8	14.9
Euro	4,634	1,375	5,303	1,765	104.2	34.7
Namibian dollar	5,378	—	3,323	875	65.3	17.2
ZAR	3,144	2,026	863	1,144	17.0	22.5
Canadian dollar & other	73	104	8,490	84	166.8	1.7

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

A 10% appreciation/depreciation of the respective foreign currencies with respect to the functional currency of the Company and its subsidiaries would result in decrease/increase in the Company’s profit or loss and equity for the fiscal year 2011 and 2012 by Rs. 4,106 million and Rs. 6,134 million ($ 120.5 million) respectively.

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

The exposure of the Company’s financial assets as at March 31, 2011 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial Assets	Non-interest bearing financial assets	Total financial assets
	(Rs. in Millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Financial assets	145,665	174,997	20,144	340,807
Derivative financial assets	—	—	1,088	1,088

	145,665	174,997	21,232	341,895

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

The exposure of the Company’s financial assets as at March 31, 2012 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial Assets	Non-interest bearing financial assets	Total financial assets
	(Rs. in Millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Financial assets	136,767	158,836	98,755	394,358
Derivative financial assets	—	—	517	517

	136,767	158,836	99,272	394,875

US dollars in million	2,687.5	3,121.1	1,950.8	7,759.4

The weighted average interest rate on the fixed rate financial assets is 8.6% and the weighted average period for which the rate is fixed is 2.96 years.

The exposure of the Company’s financial liabilities as at March 31, 2012 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(Rs. In Millions)	(Rs. in Millions)	(Rs. in Millions)	(Rs. in Millions)
Financial liabilities	60,149	95,512	68,450	224,111
Derivative financial liabilities	—	—	606	606

	60,149	95,512	69,056	224,717

US dollars in million	1,181.9	1,876.9	1,357.2	4,416.0

The weighted average interest rate on the fixed rate financial liabilities is 8.9% and the weighted average period for which the rate is fixed is 2.73 years.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal 2012. The risk estimate provided assumes that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as on date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

Movement in interest rates	US dollar Interest rates
	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
0.50%	152	286	5.6
1.00%	304	572	11.2
2.00%	608	1,144	22.5

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

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing. Moreover, given the diverse nature of the Company’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10% or more of the Company’s net sales or for any of the Company’s primary businesses during the year ended March 31, 2012 and in the previous year. The history of trade receivables shows a negligible provision for bad and doubtful debts. Credit risk on loans to associate is supported by Letter of comfort from Vedanta. Therefore, the Company does not expect any material risk on account of non-performance by any of the Company’s counterparties.

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

The carrying value of the financial assets other than cash represents the maximum credit exposure. The Company’s maximum exposure to credit risk at March 31, 2011 and March 31, 2012 is Rs. 319,933 million and Rs. 369,505 million ($ 7,260.9 million).

The maximum credit exposure on financial guarantees given by the Company for various financial facilities are described in Note 31 on “Commitments, contingencies, and guarantees”.

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2012, that defaults in payment obligations will occur except as described in Note 14 on allowance for impairment of trade and other receivables.

Of the year end trade and other receivable balance the following were past due but not impaired:

As at March 31	2011	2012	2012
	(Rs. in millions)	(Rs. In millions)	(US dollars in millions)
Less than 1 month	251	1,232	24.2
Between 1 - 3 months	1,136	707	13.9
Between 3 - 12 months	693	1,709	33.6
Greater than 12 months	27	164	3.2

	2,107	3,812	74.9

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

All derivative financial instruments are recognized as assets or liabilities on the consolidated statements of financial position and measured at fair value, generally based on quotations obtained from financial institutions or brokers. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation.

The fair values of all derivatives are separately recorded on the consolidated statements of financial position within other current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.

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

In respect of embedded derivative conversion option, a 10% increase/decrease in Company’s ADR price would have resulted in an approximate loss of Rs. 786 million and Rs. 115 million ($ 2.3 million) and an approximate gain of Rs. 688 million and Rs. 105 million ($ 2.1 million) for the fiscal 2011 and 2012 respectively. A 10% increase/decrease in implied volatility would have resulted in an approximate loss of Rs. 605 million and Rs. 168 million ($ 3.3 million) and an approximate gain of Rs. 737 million and Rs. 192 million ($ 3.8 million) for fiscal 2011 and 2012 respectively.

Cash flow hedges

The Company, in its copper business, on a selected basis hedged its revenue from variable margins and free copper by entering into future contracts. The main purpose of hedging is to fix the prices at a desired level. These are highly probable forecast transactions and accordingly have been accounted for as cash flow hedges and recognised at fair value. The Company has also hedged part of its future sales in its zinc business. The change in fair value on these derivative contracts is recorded in the statement of comprehensive income. These hedges have been effective for the year ended March 31, 2012.

The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged part of its foreign currency exposure on capital commitments during fiscal 2012. Fair value changes on such forward contracts are recognized in the statements of comprehensive income.

The majority of cash flow hedges taken out by the Company during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2013 and consequently may impact the statement of income for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the statement of income between fiscal year 2013 to 2032.

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

Non-qualifying/economic hedge

The Company enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper and zinc future contracts on the LME and certain other derivative instruments. The Company has accounted for fair value adjustments on such derivative contracts as assets/liabilities in its consolidated statements of financial position.

Hedge of net investment of foreign exchange

The Company has partly hedged its foreign exchange risk in net investment in foreign operations. Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments on forward exchange contracts designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. These amounts are included in exchange differences on translation of foreign operations as stated in the statement of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of.

The fair value of the Company’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2011		As at March 31, 2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(Rs. in millions)				(US dollars in millions)
Current
Cash flow hedges*
— Commodity contracts	—	2	1	2	0.0	0.0
— Forward foreign currency contracts	—	—	18	—	0.4	—
Fair value hedges**				—	—	—
— Commodity contracts	24	4	118	—	2.3	—
— Forward foreign currency contracts	21	144	242	15	4.8	0.3
Net investment in foreign operation***	—	—	—	460	—	9.1
Non-qualifying hedges				—	—	—
— Commodity contracts	136	246	33	129	0.6	2.6
— Forward foreign currency contracts	907	14	105	—	2.1

Total	1,088	410	517	606	10.2	12.0

*	Refer statement of income and statement of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedge of Rs. 47 million and Rs. 98 million ($ 1.9 million) in commodity contracts and Rs. 244 million and Rs.350 million on forward foreign currency contracts ($ 6.9 million) for the fiscal 2011 and 2012 respectively, has been recognised in the statement of income and offset with the similar gains on the underlying sales.
***	Comprises loss of Rs. 815 million ($ 16.0 million) recognised in consolidated statements of comprehensive income and gain of Rs. 355 million ($ 6.9 million) recognised in consolidated statements of income.

26. Capital management

The Company’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Company’s overall strategy remains unchanged from previous year.

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

The Company monitors capital on the basis of the net cash to equity ratio. The Company is not subject to any externally imposed capital requirements.

Net cash includes cash and cash equivalents and short-term investments as reduced by all long and short-term debts. Equity comprises all components excluding other components of equity (which comprises the Cash flow hedges, Translation of foreign operations and Available-for-sale financial investments).

The following table summarizes the capital of the Company:

As at March 31,	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Equity	517,284	563,909	11,080.9

Cash and cash equivalents (Note 16 and 17)	21,526	17,232	338.7
Short-term investments (Note 15)	203,111	216,283	4,250.0

Total cash (a)	224,637	233,515	4,588.7
Short-term borrowings	37,948	53,983	1,060.8
Long-term borrowings	53,559	74,490	1,463.7

Total debt (b) (Note 19)	91,507	128,473	2,524.5
Net cash (a-b)	133,130	105,042	2,064.2

Total capital (equity — net cash)	384,154	458,867	9,016.7

Net cash to equity ratio	0.3	0.2	0.2

27. Shareholders’ equity

As at March 31, 2011 and 2012 the authorised share capital of SIIL comprised of 5,000,000,000 equity shares with a par value of Re 1 each.

SIIL’s issued equity share capital was Rs. 3,361 million and Rs. 3,361 million ($ 66.0 million) as at March 31, 2011 and 2012, consisting of 3,361,207,534 and 3,361,207,534 equity shares respectively.

Retained earnings includes amongst others, general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves, as determined in accordance with applicable regulations, were Rs. 15,642 million and Rs. 25,703 million ($ 505.1 million) as at March 31, 2011 and 2012, respectively. During the year ended March 31, 2012 SIIL’s general reserve increased by Rs.6,061 million ($ 119.1 million) due to the effect of merger of SOVL with the Company.

Debenture redemption reserve

The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as at March 31, 2011 and 2012 include Rs. 120 million and Rs. 135 million ($ 2.7 million) of debenture redemption reserve, respectively.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of SIIL. Retained earnings of the standalone financial statements of SIIL include Rs. 769 million ($ 15.1 million) of preference share redemption reserve as at March 31, 2011 and 2012.

Dividends

Each equity share holder is entitled to dividends as and when SIIL declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On April 26, 2010 the board of directors of SIIL recommended a dividend of Rs. 3.75 per equity share for the year ended March 31, 2010, which was approved by the shareholders’ at the annual general meeting, held on June 11 2010. The dividend and dividend distribution tax amounting to Rs. 3,151 million and Rs. 523 million respectively has since been paid during the year ended March 31, 2011.

On April 25, 2011 the board of directors of SIIL recommended a dividend of Rs. 1.10 ($ 0.02) per equity share for the year ended March 31, 2011, which was approved by the shareholders’ at the annual general meeting, held on July 23, 2011. The dividend and dividend distribution tax amounting to Rs. 3,697 million ($ 72.6 million) and Rs. 600 million ($ 11.8 million) respectively has since been paid during the year ended March 31, 2012.

On October 24, 2011 the board of directors of SIIL declared an interim dividend of Rs.1.00 ($ 0.02) for the year ended March 31, 2012. The dividend amounting to Rs. 3,361 million has been paid as on November 1, 2011.

On April 25, 2012 the board of directors of SIIL recommended a final dividend of Rs. 1 per equity share for the year ended March 31, 2012, subject to approval by shareholders at the general meeting and would result in a payment of Rs. 3,361 million ($ 66.0 million). Dividend distribution taxes on the equity dividends were Rs. 141 million ($ 2.8 million) for the year ended March 31, 2012.

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

The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)

The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond with the option lapse. Under the scheme, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and SIIL, the grant date fair value of the awards is recovered by Vedanta from SIIL.

The amount recovered by Vedanta and recognised by the Company in the consolidated statement of income for the financial year ended March 31, 2010, 2011 and 2012 was Rs. 288 million, Rs. 353 million and Rs. 552 million ($ 10.8 million) respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “Share-based payment”.

29. Earnings per share (“EPS”)

The shareholders of SIIL, in the annual general meeting held on June 11, 2010, approved the stock split of its equity share from the face value of Rs. 2 per share to Re 1 per share each fully paid up, and bonus issue in the ratio of 1:1 post stock split. The computation of basic and diluted EPS have been adjusted retroactively for the year ended March 31, 2010 to reflect the changes in capital structure. Reference for the year ended March 31, 2010 in these consolidated financial statements to number of shares and per share amounts have been retroactively restated to reflect bonus and stock split made.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

	For the year ended March 31,
	2010	2011	2012
Weighted average number of ordinary shares for basic earnings per share	3,199,826,061	3,361,207,534	3,361,207,534
Effect of dilution:
Convertible notes	36,174,220	85,737,600	—

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,236,000,281	3,446,945,134	3,361,207,534

Computation of basic and diluted earnings per share

Basic earnings per share:

	For the year ended March 31,
	2010	2011	2012	2012
	Rs. in millions (except EPS data)			US dollars in millions (except EPS data)
Profit for the year attributable to equity holders of the parent	39,263	48,898	38,998	766.3
Weighted average number of ordinary shares for basic earnings per share	3,199,826,061	3,361,207,534	3,361,207,534	3,361,207,534
Earnings per share	12.27	14.55	11.60	0.2

Diluted earnings per share:

	For the year ended March 31,
	2010	2011	2012	2012
	Rs. in millions (except EPS data)			US dollars in millions (except EPS data)
Profit for the year attributable to equity holders of the parent	39,263	48,898	38,998	766.3
Adjustment in respect of convertible notes	(345)	(1,079)	—	—
Profit for the year after dilutive adjustment	38,918	47,819	38,998	766.3
Weighted average number of ordinary shares for diluted earnings per share	3,236,000,281	3,446,945,134	3,361,207,534	3,361,207,534
Earnings per share	12.03	13.87	11.60	0.2

The Company has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because the inclusion would have been anti-dilutive.

For the year ended March 31,	2010	2011	2012
Shares excluded from the calculation of dilutive EPS	—	—	85,737,600

30. Options to acquire subsidiary’s shares

a. Call option — HZL

SIIL’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As at March 31, 2010 and 2011, the Government of India’s holding in HZL was 29.5%. The second call option provides SOVL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. From April 11, 2007, SOVL has the right to exercise the second call option. The option has no expiry date. The Company exercised the second call option via its letter dated July 21, 2009. The Government has stated that they are maintaining the same stand as in BALCO on the validity of the call option, and has refused to act upon the second call option. The Company has invoked the Arbitration clause for referring the matter to arbitration, and appointed an arbitrator, and requested the Government to nominate its arbitrator nominee so that Arbitral Tribunal is constituted. As the Government of India has not appointed its arbitrator, the Company filed an Arbitration application u/s 11(6) of the Arbitration and Conciliation Act 1996 in the Delhi High Court for constitution of arbitral tribunal. The Delhi High Court has, via its order dated May 18, 2010, directed the parties to appoint mediators for mediation of the dispute, and if mediation fails, arbitration will commence. The Government of India has intimated the appointment of Mr. Sanjiv Mishra (former retired government officer) as their mediator and SOVL had appointed Mr. Nimesh Kampani, chairman and managing director of JM financials Ltd., as its mediator. The mediation was not successful and consequently a Arbitration Tribunal comprising of Justice S P Bharucha nominated by SOVL, Justice V N Khare nominated by Government of India and Justice D P Wadhwa presiding Arbitrator has been constituted, The Tribunal has directed SOVL to submit its claim statement, reply of the Government of India and SOVL’s rejoinder thereto and fixed the next date on August 11, 2012.

b. Call option — BALCO

SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, SIIL has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. SIIL exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. SIIL sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court on August 7, 2006 directed that the parties should attempt to settle the dispute by way of a mediation process as provided for in the SHA. However, as the dispute could not be settled through mediation, it was referred to arbitration as provided for in the SHA. Arbitration proceedings commenced on February 16, 2009.The Company has filed its claim statement with the Arbitration Tribunal. After the filing of the reply by the Government of India, the arbitration hearings concluded on August 29, 2010. The parties were directed to file their written submissions within three weeks. SIIL filed its written submission on September 20, 2010. However, in view of the subsequent judgement of the Bombay High Court, which supported the contentions made by SIIL, the arbitration tribunal has, at the request of Government of India, given an opportunity to both the parties to make oral submission on the judgement and the hearing for the same had been fixed on October 9, 2010. The Arbitration Tribunal in its majority award dated January 25, 2011 has rejected the claims of Sterlite on the ground that clauses on call option, right of first refusal, tag along right, restriction on transfer of shares are violative of section 111A(2) of the Companies Act, 1956. Sterlite has on April 23, 2011, filed an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi for setting aside the award dated January 25, 2011 to the extent to which it holds that clause 5.8, 5.3, 5.4 and 5.1(a) of the SHA is void, ineffective and inoperative by virtue of being violative of sub-section (2) of 111A of the Companies Act, 1956. The Government also challenged the majority award upholding the first valuation report and also SIIL's right to buy at 75% of the valuation in the event of default by the Government, by way of an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi. The High Court of Delhi has kept the Government of India’s application in abeyance until our application has been determined. This application is listed for final hearing on 6th August 2012.

31. Commitments, contingencies, and guarantees

In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Company does not expect any material losses, was Rs. 80,705 million and Rs. 88,681 million ($ 1742.6million) as at March 31, 2011 and 2012 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Company had significant capital commitments as at March 31, 2011 and 2012 amounting to Rs. 137,629 million and Rs. 100,951 million ($ 1,983.7 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 65,552 million ($ 1,288.1 million) (Previous year Rs. 86,634 million) for its commercial power generation business and Rs. 10,892 million ($ 214.0 million) (Previous year Rs. 23,066 million) for capacity expansion at BALCO.

Export obligations

The Company had export obligations of Rs. 117,988 million and Rs. 146,267million ($ 2,874.2 million) as at March 31, 2011 and 2012 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If the Company is unable to meet these obligations, its liability would be Rs. 22,482 million ($ 441.8 million) (Previous year Rs. 16,001 million) reduced in proportion to actual exports. Due to the remote likelihood of the Company being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its consolidated financial statements.

ii. Contingencies

Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. As at March 31, 2011 and 2012, the total claim related to these liabilities is Rs. 6,372 million and Rs. 8,144 million ($ 160.0 million) respectively. The Company has evaluated these contingencies and estimated that some of these claims are probable of resulting in loss contingencies and hence has recorded Rs. 145 million and Rs. 212 million ($ 4.2 million) as current liabilities as at March 31, 2011 and 2012 respectively.

The claims by third party claimants amounted to Rs. 4,972 million and Rs. 5,792 million ($ 113.8 million) as at March 31, 2011 and 2012 respectively. Although the results of legal actions cannot be predicted with certainty, it is the opinion of the Company’s management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the consolidated financial statements.

Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and other amounting to Rs. 2,095 million and Rs. 1,572 million ($ 30.9 million), being the proportionate share of the Company in the referred contingencies as at March 31, 2011 and 2012 respectively. Therefore, the Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material effect on Company’s financial conditions or results of operations.

b. Guarantees

The Company has given guarantees in the normal course of business as stated below:

•

Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 12,022 million and Rs. 12,442 million ($ 244.5 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2011 and 2012 respectively. The Company does not anticipate any liability on these guarantees.

•

Corporate guarantee of Rs. 32,000 million and Rs. 31,000 million ($ 609.2 million) on behalf of Vedanta Aluminium for obtaining credit facilities as at March 31, 2011 and 2012 respectively. The Company, has issued corporate guarantees of Rs. 14,384 million and Rs. 14,383 million ($ 282.6 million) on behalf of Vedanta Aluminium, for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India for the referred periods. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company will be liable to pay the dues to the Government of India. As at March 31, 2011 and 2012, the Company determined that it has no liability on these corporate guarantees.

•

Bank guarantee amounting to AUD 5.0 million (Rs. 266 million or $ 5.2 million) as at March 31, 2012 (Previous year AUD 5.0 million or Rs. 231 million), in favour of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($ 6.2 million). These liabilities have been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 154 million or $ 3.0 million) as at March 31, 2012 (Previous year AUD 2.9 million or Rs. 134 million), in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 153 million ($ 3.0 million). The environmental liability has been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Performance bank guarantees amounting to Rs. 3,678 million and Rs. 3,368 million ($ 66.2 million) as at March 31, 2011 and 2012 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2011 and 2012 was Rs. 2,438 million and Rs. 4,763 million ($ 93.6 million) respectively. The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 182 million and Rs. 242 million ($ 4.8 million) for litigation, against provisional valuation and for other liabilities as at March 31, 2011 and 2012 respectively. The Company does not anticipate any liability on these guarantees.

The Company’s outstanding guarantees cover obligations aggregating Rs. 64,704 million and Rs. 66,198 million ($ 1,300.8 million) as at March 31,2011 and 2012 respectively, the liabilities for which have not been recorded in its consolidated financial statements.

c. Other matters

i)	Asarco had filed a suit in US Court against the Company for alleged breach of the Purchase and Sale agreement signed in May 2008.

US Bankruptcy Court heard the matter and vide its order dated February 13, 2012 and February 27, 2012, has ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages. This amount shall be reduced by $ 50 million paid to Asarco in December 2009, making Asarco entitled for a net amount of $ 82.75 million. In the interim, the Company has recognized Rs 4,233 million ($ 83.2 million) in the financial statements during the year. Court has rejected the Company’s application of refund of $ 50 million. The Company and Asarco have filed notice of appeal against this judgement.

Asarco has filed a notice of appeal against this judegment. Additionally, Asarco has also filed a motion seeking pre-judgement interest on the aforesaid damages and for reimbursement legal fee and expenses of $ 37.0 million. Bankruptcy Court heard the matter on April 3, 2012 and rejected Asarco’s motion for $ 37.0 million additional interest and legal expenses.

ii)

In response to various writ petitions filed in the year 1996-98 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order dated 28th September 2010 ordered the closure of the smelter at Tuticorin, The Company has filed Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court and the Hon’ble Supreme Court stayed the order of the High Court. The Hon’ble Supreme Court in subsequent hearings directed Tamilnadu Pollution Control Board (‘TNPCB”) to issue directions to implement the improvement measures suggested by National Environmental Engineering Research Institute (“NEERI”), Central Pollution Control Board (“CPCB”) and them. The Company is in process of complying with the improvement measures suggested. SIIL Tuticorin plant has complied with all the TNPCB directions due till date and is progressively in the process of complying with the balance directions. The matter was last heard on May 9, 2012, where the Hon’ble Supreme Court directed the company to comply with the conditions attached with various consents and listed for further hearing on August 2012. Interim stay order granted by the Hon’ble Supreme Court continues and the unit continues to operate at rated capacity.

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

Copper

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah in the UAE.

Zinc India

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2012. HZL’s operations include four lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant, one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

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

Power

The Company’s power business comprises Sterlite Energy Limited (“SEL”) and Talwandi Sabo Power Limited (“TSPL”) engaged in the power generation business in India. SEL commenced construction of its 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility in the State of Orissa in Eastern India and three units of 600 MW had been capitalised till March 31, 2012. TSPL had signed a power purchase agreement with the Punjab State Authorities for the establishment of 1,980 MW and is a development stage enterprise in the process of constructing the power plant. Power business also include the 274 MW of wind power plants commissioned by HZL and 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009.

Other

The operating segment “other” includes Paper, infrastructure and other activities.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit (Earnings before interest, depreciation and tax) amounts are evaluated regularly by the board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 1,472 million, Rs. 486 million and Rs. 622 million which is at cost for the year ended March 31, 2010, 2011 and 2012 respectively.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the year ended March 31, 2010, 2011 and 2012.

a. For the year ended March 31, 2010

	Copper	Zinc India	Aluminum	Power	Others	Elimination	Total
	(Rs. in millions)
Revenue
Sales to external customers	130,608	79,434	28,289	6,572	—	—	244,903
Inter-segment sales	—	—	78	1,472	—	(1,550)	—

Segment revenue	130,608	79,434	28,367	8,044		(1,550)	244,903

Results
Segment profit	5,120	47,124	5,499	4,160	(8)	—	61,895
Depreciation and amortization	(1,982)	(3,053)	(2,310)	(715)	(1)		(8,061)

Operating profit	3,138	44,071	3,189	3,445	(9)		53,834

Finance and other costs							214
Investment and other income							13,811
Share in consolidated profit of associate							2,051

Profit before tax							69,910
Income Tax expense							(13,247)

Profit for the year							56,663

Assets and liabilities
Assets
Segment assets	47,256	82,859	68,119	77,134	335		275,703
Investment in associate							4,621
Financial assets investments							1,362
Short-term investments							211,022
Cash and cash equivalent							2,082
Loan to related parties							111,404
Current tax asset							660

Total assets							606,854

Liabilities
Segment liability	41,526	10,324	9,485	12,013	1		73,349
Short-term borrowings							19,121
Current tax liabilities							863
Long term borrowings							21,352
Convertible notes							22,226
Deferred tax liabilities							17,955

Total liabilities							154,866

Additions to property, plant and Equipment	3,759	23,949	15,969	25,074	—		68,751

b. For the year ended March 31, 2011

	Copper	Zinc India	Zinc International	Aluminum	Power	Other	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Revenue
Sales to external customers	156,610	98,444	9,961	30,175	7,282	—	—	302,472
Inter-segment sales	—	—	—	70	486	—	(556)	—

Segment revenue	156,610	98,444	9,961	30,245	7,768	—	(556)	302,472

Results
Segment profit	11,247	55,343	4,247	5,866	3,354	(61)	—	79,996
Depreciation and amortisation	(2,049)	(4,429)	(2,655)	(2,371)	(917)	(1)	—	(12,422)

Operating profit	9,198	50,914	1,592	3,495	2,437	(62)	—	67,574

Finance and other costs								1,096
Investment and other income								21,933
Share in consolidated loss of associate								(3,082)

Profit before tax								87,521
Income Tax expense								(18,810)

Profit for the year								68,711

Assets and liabilities
Assets
Segment assets	74,923	91,541	77,446	86,026	98,582	1,924	—	430,442
Investment in associate								1,879
Financial assets investments								1,233
Short-term investments								203,111
Cash and cash equivalent including restricted cash								21,526
Loan to related parties								87,705
Current tax asset								827

Total assets								746,723

Liabilities
Segment liability	57,177	9,310	10,780	12,652	15,049	21	—	104,989
Short-term borrowings								37,948
Current tax liabilities								2,356
Long term borrowings								33,637
Convertible notes								19,922
Deferred tax liabilities								27,998

Total liabilities								226,850

Additions to property, plant and equipment	6,028	13,315	309	19,472	16,720	—	—	55,844
Additions to property, plant and equipment and intangible assets arising from acquisition	—	—	65,971	—	—	—	—	65,971

c. For the year ended March 31, 2012

	Copper	Zinc India	Zinc International	Aluminum	Power	Others	Elimination	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue
Sales to external customers	201,647	111,319	41,272	31,089	24,333	2,403	—	412,063	8,097.1
Inter-segment sales	—	—	1,499	30	1,128	—	(2,657)	—	—

Segment revenue	201,647	111,319	42,771	31,119	25,461	2,403	(2,657)	412,063	8,097.1

Results
Segment profit	9,943	59,254	17,367	3,998	5,881	(46)	—	96,397	1,894.2
Depreciation and amortization	(2,173)	(5,236)	(11,359)	(2,653)	(3,681)	(1)	—	(25,103)	(493.3)

Operating profit	7,770	54,018	6,008	1,345	2,200	(47)	—	71,294	1,400.9

Finance and other costs								(12,042)	(236.6)
Investment and other income								28,829	566.5
Share in loss of associate								(8,767)	(172.3)

Profit before tax								79,314	1,558.5
Income Tax expense								(20,077)	(394.5)

Profit for the year								59,237	1,164.0

Assets and liabilities
Assets
Segment assets	74,884	98,343	69,485	103,278	143,082	3,230	—	492,302	9,673.9
Financial assets investments								9,620	189.0
Short-term investments								216,283	4,250.0
Cash and cash equivalent								17,232	338.7
Loan to related parties								106,834	2,099.4
Current tax asset								618	12.1

Total assets								842,889	16,563.1

Liabilities
Segment liability	61,465	9,419	10,237	15,077	20,815	759	—	117,772	2,314.4
Short-term borrowings								53,983	1,060.8
Current tax liabilities								539	10.6
Long term borrowings								53,123	1,043.8
Convertible notes								21,367	419.9
Deferred tax liabilities								24,920	489.7

Total liabilities								271,704	5,339.2

Additions to property, plant and equipments	5,909	15,578	2,320	19,253	35,701	—	—	78,761	1,547.7

Geographical Segment Analysis

The Company’s operations are primarily located in India. The following table provides an analysis of the Company’s sales by geographical market irrespective of the origin of the goods:

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
India	155,218	187,454	229,163	4,503.1
China	16,093	16,357	52,060	1,023.0
Belgium	225	18,538	42,338	832.0
Other	73,367	80,123	88,502	1,739.0

	244,903	302,472	412,063	8,097.1

The following is an analysis of the carrying amount of non-current assets, being property, plant and equipment, intangible assets and leasehold prepayments analysed by the geographical area in which the assets are located:

	As at March 31
	2011	2012	2012
	Carrying amount	Carrying amount	Carrying amount
	(Rs. in millions)		(US dollars in millions)
India	272,070	334,323	6,569.5
Australia	681	1,205	23.7
South Africa	25,663	24,624	483.9
Namibia	26,164	21,507	422.6
Ireland	12,287	11,192	219.9
UAE	784	1,039	20.4

	337,649	393,890	7,740.0

33. Related party transactions

The Company’s subsidiaries as at March 31, 2012 are as follows:

Subsidiaries	Principal activities	The Company’s percentage holding (in % as at March 31, 2012)	Immediate holding Company	Immediate holding company’s percentage holding (as at March 31, 2012)
BALCO	Aluminium mining and smelting	51	SIIL	51

CMT	Copper mining	100	Monte Cello	100

Fujairah Gold FZE	Precious metal processing	100	CMT	100

HZL	Zinc mining and smelting	64.9	SIIL	64.9

Monte Cello	Holding Company	100	SIIL	100

Sterlite Energy	Energy generation	100	SIIL	100

SIL	Infrastructure projects and Holding company	100	SIIL	100

TCM	Copper mining	100	Monte Cello	100

Sterlite (USA)	Financing company	100	SIIL	100

TSPL	Energy generation	100	Sterlite Energy	100

THL Zinc Ventures Limited#	Investment company	100	SIL	100

THL Zinc Limited#	Investment company	100	THLZVL	100

THL Zinc Holding BV (w.e.f. 15th February 2011)	Investment company	100	SIL	100

Skorpion##	Mining and exploration	100	THLZL	100

Skorpion Zinc (Pty) Ltd##	Investment company	100	Skorpion	100

Skorpion Mining Company (Pty) Ltd##	Zinc mining	100	Skorpion Zinc (Pty) Ltd	100

Namzinc (Pty) Ltd##	Zinc refinery	100	Skorpion Zinc (Pty) Ltd	100

Amica Guesthouse (Pty) Ltd##	Accommodation and catering services	100	Skorpion Zinc (Pty) Ltd	100

Rosh Pinah Health Care (Pty) Ltd##	Leasing out of medical equipment and building and conducting services related thereto	69	Skorpion Zinc (Pty) Ltd	69

BMM (w.e.f. 4th February 2011)	Zinc mining and milling	74	THLZL	74

Vedanta Lisheen Holding Limited###	Investment company	100	THLZBV	100

Vedanta Lisheen Mining Limited###	Zinc mining and milling	100	Lisheen	100

Killoran Lisheen Mining Limited###	Zinc mining and milling	100	Lisheen	100

Killoran Lisheen Finance Limited###	Investment company	100	Lisheen	100

Lisheen Milling Limited###	Manufacturing of zinc & lead	100	Lisheen	100

Sterlite Ports Limited (formerly known as Malco Power Company Limited) (w.e.f. 19th February 2011, fellow subsidiary from 16th April 2010 to 18th February 2011)	Investment company	100	SIIL	100

Sterlite Infraventures Limited (formerly known as Malco Industries Limited) (w.e.f. 4th March 2011, fellow subsidiary from 22nd April 2010 to 3rd March 2011)	Investment company	100	SIIL	100

VGCB (w.e.f. 20th April 2010)	Infrastructure	74	SIIL	74

PMCBPL (w.e.f. 8th February 2011)	Infrastructure	74	SIIL	74

Pecvest 17 Proprietary Limited (w.e.f. 26th November 2010)	Investment company	100	THLZL	100

Lisheen Mine Partnership (w.e.f. 15th February 2011) **	Mining partnership firm	100	Killoran Lisheen Mining Limited and Vedanta Lisheen Mining Limited	100

Lakomasko BV. (w.e.f. 29th October 2011)	Investment company	100	THLZL	100

#	(w.e.f. 19th November 2010)
##	(w.e.f. 3rd December 2010)
###	(w.e.f. 15th February 2011)
**	Entities registered as other than Corporate entity.

The Company owns directly or indirectly through subsidiaries, more than half of the voting power of all of its subsidiaries as mentioned in the list above, and the Company is able to govern its subsidiaries’ financial and operating policies so as to benefit from their activities.

The scheme of merger of the Company’s wholly owned subsidiary, Sterlite Oppurtunities and Ventures Limited (SOVL) with the Company effect from April 1, 2011, has been approved by the Hon’ble High Court of Madras and since made effective. The scheme has been given effect to in the financial statements.

THL Zinc Holding BV, a wholly owned subsidiary of the Company acquired the entire ordinary share capital of Lakomasko B.V for a consideration of $ 37.7 million from Vedanta Resources Holding Limited (a wholly owned subsidiary of Vedanta Resources Plc). In addition, The Company has also given a loan of $ 112.0 million to Lakomasko BV for it to repay its loan from VRHL. Consequently, Lakomasko B.V became a subsidiary of the Company. Also refer note 11 on financial assets investments.

THL Zinc Holding Cooperatief U.A ceased to be subsidiary of the Company due to its liquidation. Further, Vedanta Base Metals (Ireland) Limited, Killoran Concentrates Limited, Killoran Lisheen Limited, Azela Limited and Killoran Lisheen Holding Limited have also ceased to be subsidiaries of the Company as they have been struck off from the Companies Registration Office.

Ultimate controlling party

As at March 31, 2012, the immediate parent of the Company is Twin Star Holding Limited and the ultimate controlling party of the Company is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Executive Chairman, Mr. Anil Agarwal. Volcan Investment Limited and Twin Star Holdings Limited do not produce Group financial statements. Vedanta Resources Plc is the intermediate holding Company.

Enterprises where the principal shareholders have control or significant influence

•	Vedanta Resources Plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Vedanta Resources Holding Limited (“VRHL”)

•	Vedanta Jersey Investments Limited (“VJIL”)

•	Welter Trading Limited (“WTL”)

•	Sterlite Iron and Steel Company Limited (“SISCL”)

•	Sterlite Technologies Limited (“STL”)

•	Konkola Copper Mines plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

•	Anil Agarwal Foundation

•	Vedanta Medical Research Foundation (“VMRF”)

•	Political and Public Awareness Trust (“PPAT”)

•	Volcan Investments Limited (“Volcan”)

•	Vedanta Resource Cyprus Limited

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”)*

•	Twinstar Infrastructure Limited

•	Sesa Resources Limited (formerly V S Dempo and Company Private Limited)

•	Sesa Mining Corporation Private Limited ( formerly Dempo Mining Corporation Private Limited)

•	Cairn India Limited

*	merged with Sesa Goa Limited on February 14, 2011.

Fellow subsidiary cum associate

Vedanta Aluminium Limited (“Vedanta Aluminium”)

Key managerial personnel

•	Mr. Anil Agarwal, Non executive chairman

•	Mr. Navin Agarwal, Executive vice-chairman

•	Mr. Tarun Jain, Director of finance

•	Mr. M. S. Mehta, Chief Executive Officer (w.e.f. 31 March 2011)

•	Mr. D. D. Jalan, Chief Financial Officer (w.e.f. 31 March 2011) and Whole time director

The Company enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and its subsidiaries and companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2010, 2011 and 2012 is noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

	For the year ended March 31,
	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Sales
STL	1,579	1,495	2,134	41.9
MALCO	1	2	2	0.0
Vedanta Aluminium	1,249	461	577	11.3

Total	2,829	1,958	2,713	53.2

Purchases of goods/services
STL	1	238	341	6.7
Sesa Industries	39	68	—	—
Sesa Goa	11	8	97	1.9
Vedanta Aluminium	3,029	4,396	9,400	184.7
KCM	710	3,839	27	0.5
MALCO	184	401	859	16.9
Anil Agarwal Foundation Trust	—	—	1	0.0

Total	3,974	8,950	10,725	210.7

Rent income
Vedanta Aluminium	21	35	35	0.7

Total	21	35	35	0.7

Interest income / (Finance costs)
Vedanta	(21)	(32)	7	0.1
Vedanta Aluminium	3,676	6,757	8,890	174.7
KCM	211	45	—	—
MCNV
Twin star			2	0.0
VRHL	—	(41)	(16)	(0.3)
VJIL		111	73	1.4
WTL		42	94	1.8

Total	3,866	6,882	9,050	177.7

Dividend paid
MALCO	(90)	(96)	(251)	(4.9)
Twin star	(1,440)	(1,722)	(3,857)	(75.8)

Total	(1,530)	(1,818)	(4,108)	(80.7)

Management fees expenses
Vedanta	(237)	(228)	(240)	(4.7)

Total	(237)	(228)	(240)	(4.7)

Service Income
Vedanta	—	9	10	0.2

Total	—	9	10	0.2

Loans given/(repaid) during the year
Vedanta Aluminium	94,550	45,000	17,124	336.5
Vedanta Aluminium	(6,850)	(68,650)	(1,000)	(19.7)
KCM	2,298	(6,983)	—	—
Vedanta	—	—	4,144	81.4
Vedanta	—	—	(64)	(1.2)
Twin star	—	—	2,397	47.1
VJIL	—	7,023	—	—
VJIL	—	(3,923)	—	—
WTL	—	4,558	3,704	72.8

Total	89,998	(22,975)	26,305	516.9

Loan taken/(repaid) during the year
MCNV	(570)	—	—	—
VRHL	—	15,738	—	—
VRHL	—	(10,838)	(5,202)	(102.2)

Total	(570)	4,900	(5,202)	(102.2)

Guarantees outstanding given / (taken)**
Vedanta Aluminium	48,386	46,384	45,383	891.8
Vedanta	(7,674)	(6,407)	(6,140)	(120.6)

Total	40,712	39,977	39,243	771.2

Donations
Sterlite Foundation	33	44	86	1.7
VMRF	—	435	252	4.9
PPAT	—	1	50	1.0

Total	33	480	388	7.6

Purchase(Sale) of property, plant and equipments
Vedanta Aluminium	(78)	(40)	10	0.2
Anil agarwal foundation trust			(39)	(0.8)

Total	(78)	(40)	(29)	(0.6)

Investment (purchased)/redeemed during the year
Vedanta Aluminium***	13,342	—	—	—

The significant receivables from and payables to related parties as at March 31, 2011 and March 31, 2012 are set out below:

	As at March 31,
	2011		2012	2012
	(Rs. in millions)		(Rs. in millions)	(US dollars in millions)
Receivable from:
STL	344		332	6.5
Vedanta Aluminium	837		4,937	97.0
MALCO	10		21	0.4
KCM	11		47	0.9
Sesa Goa	11		6	0.1
Anil Agarwal Foundation Trust	1		1	0.0
Sesa Resources Limited	2		1	0.0
Sesa Mining Corporation Private Limited	2		2	0.0
VMRF	—		—	—
Sterlite Iron and Steel Company Limited	12		17	0.3
Welter Trading Limited	42		32	0.6
Vedanta Jersey Investments Limited	23		26	0.5
Cairn India Limited	—		1	0.0
Sterlite Foundation	—		0	0.0
Vedanta	—		14	0.3
Twin Star	—		3	0.1

Total	1,295		5,440	106.7

Loans to:
Vedanta Aluminium	80,204	*	95,514	1,876.9
KCM	—		—	—
Welter Trading Limited	4,465		9,067	178.2
Vedanta Jersey Investments Limited	3,036		3,479	68.4
Vedanta	—		4,354	85.5
Twin Star	—		2,558	50.3
Total	87,705		114,972	2,259.3

Payable to:
STL	65		3	0.1
Vedanta Aluminium	1,202		1,251	24.6
Vedanta	655		1,539	30.2
MALCO	11		53	1.0
Vedanta Resources Holding Limited	41		—	—
KCM	10		12	0.2

Total	1,984		2,858	56.1

Borrowings from:
Vedanta Resources Holding Limited	4,845		—	—

Total	4,845		—	—

*	Includes interest accrued and due of Rs 814 million and Rs nil as at March 31, 2011 and 2012 respectively.
**	Maximum guarantee amount and does not represent actual liability.
***	Also refer Note 10.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made in ordinary course of business. There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31 2012, the Company has not recorded any impairment of receivables relating to amounts owed by related parties (2011 and 2010: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Loan to holding company

The Company has given a loan to Vedanta to finance general corporate purpose. The loan balance as at March 31, 2012 of Rs 4,354 million ($ 85.5 million) carries an interest rate of 1.05% per annum and is for a period of one year. This loan is repayable in November 2012 and January 2013.

Loan to associates

The loan granted to Vedanta Aluminium is intended to finance its planned capital expenditures. The loan is unsecured. The loan balance as at March 31, 2012 amounting to Rs. 95,514 million ($ 1,876.9 million) and interest is charged at bank rate (as declared by Reserve Bank of India “RBI”) plus 2% on a loan of Rs. 7,890 million ($ 155.0 million) (with a tenure of 10 years), Rs. 30,000 million ($ 589.5 million) in 9% cumulative preference shares with the maturity of 10 years (conversion of short term loans into preference shares during the year) and at 10-10.5% on Rs. 57,624 million ($ 1,132.4 million) (repayable within a period of one year).

Loan to fellow subsidiary

The Company has granted a loan to WTL to finance general corporate purpose. The loan balance as at March 31, 2012 of Rs 9,067 million ($ 178.2 million). Out of which Rs 5,230 million ($ 102.8 million) carries an interest rate of 1.05% per annum and Rs 3,837 million ($ 75.4 million) carries an interest rate of 0.75% per annum and is unsecured. This loan is repayable in November 2012.

The Company has granted a loan to Twin Star to finance general corporate purpose. The loan balance as at March 31, 2012 of Rs 2,558 million ($ 50.3 million) carries an interest rate of 1.50% per annum and is unsecured. This loan is repayable in March 2014.

The Company has granted a loan to VJIL to finance general corporate purpose. The loan balance as at March 31, 2012 of Rs 3,479 million ($ 68.3 million) carries an interest rate of 2.25% per annum and is unsecured. This loan is repayable in April 2012.

Loan from fellow subsidiary

THLZL had taken short-term borrowing from VRHL to fund the acquisition of BMM amounting to $ 348.5 million. Outstanding of Rs.5, 202 million ($ 102.2 million) has been fully repaid during the year.

Remuneration of key management personnel

The remuneration of the key management personnel of the Company are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Short-term employee benefits	111	133	200	3.9
Post employment benefits	11	16	18	0.4
Share based payments	30	33	54	1.1

	152	182	272	5.4

Details of transactions during the year with post retirement trusts:

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Balco Employees Provident Fund Trust	95	151	129	2.5
Hindustan Zinc Ltd Employees Contributory Provident Fund Trust	199	220	248	4.9

	294	371	377	7.4

34. Other notes

(a) Components of other comprehensive income

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in Millions)	(Rs. in millions)	(US dollars in millions)
Net gain/(loss) arising during the year	(619)	251	(222)	(4.3)
Reclassification adjustments for net gain/(loss) included in the statement of income	740	(348)	(232)	(4.6)

Net gain/(loss) on cash flow hedges recognised in other comprehensive income, net of tax	121	(97)	(454)	(8.9)

(b) Exchange (loss)/gain recognised in statement of income:

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Other operating income	51	32	(752)	(14.8)
Cost of sales	(368)	420	(4,980)	(97.9)
Investment and other income	(1,997)	788	18	0.4
Finance and other costs	3,395	746	(7,704)	(151.4)

Total	1,081	1,986	(13,418)	(263.7)

(c). The Company presents the consolidated statements of income by disclosing expenses by function. The statement of income disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2010	2011	2012	2012
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue	5	244,903	302,472	412,063	8,097.1
Other operating income		1,907	2,366	1,398	27.5
Investment and other income	6	13,811	21,933	28,829	566.5

Total Income		260,621	326,771	442,290	8,691.1
(Decrease)/increase in inventories of finished goods and work-in-progress		1,994	4,947	(635)	(12.5)
Raw materials and other consumables used		(168,635)	(209,334)	(280,337)	(5,508.7)
Employee costs		(8,903)	(11,896)	(17,073)	(335.5)
Costs associated with Asarco [refer note 31(c)(i)]		(2,735)	—	(4,233)	(83.2)
Other costs		(6,636)	(8,559)	(14,786)	(290.5)
Depreciation and amortisation		(8,061)	(12,422)	(25,103)	(493.3)
Finance and other costs	7	214	1,096	(12,042)	(236.6)
Share in consolidated (loss)/profit of associate	10	2,051	(3,082)	(8,767)	(172.3)

Profit before tax		69,910	87,521	79,314	1,558.5

Income tax expense	8	(13,247)	(18,810)	(20,077)	(394.5)

Profit for the year		56,663	68,711	59,237	1,164.0

(d). Employee costs

For the year ended March 31,	2010	2011	2012	2012
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions
Salaries, wages and bonus	7,935	9,540	15,389	302.4
Defined contribution pension scheme costs	395	510	819	16.1
Defined benefit pension scheme costs	339	1,278	372	7.3
Voluntary retirement expenses	234	568	493	9.7

	8,903	11,896	17,073	335.5

35. Merger with Sesa Goa

On February 25, 2012, Sterlite, Sesa Goa and Vedanta announced an all-share merger of Vedanta’s majority-owned subsidiaries Sesa Goa and Sterlite to create Sesa Sterlite (“Sesa Sterlite”) and a consolidation of various subsidiaries held within Vedanta (the “Scheme”).

Under the Scheme the following steps are proposed to occur:

(i)	Vedanta’s 70.5 per cent. shareholding in Vedanta Aluminium will be consolidated into Sesa Goa in consideration for the issue to Vedanta of 72.3 million Sesa Goa shares;

(ii)	Sterlite will be merged into Sesa Goa, which will be renamed Sesa Sterlite, in consideration for the issue to Sterlite shareholders (other than MALCO) of three Sesa shares for every five existing Sterlite shares and the issue to holders of Sterlite’s American Depository Shares (“Sterlite ADSs”) of three Sesa ADSs for every five existing Sterlite ADSs;

(iii)	MALCO’s power business will be hived off to Vedanta Aluminium for cash consideration of Rs 1,500 million;

(iv)	MALCO will be merged into Sesa Sterlite in consideration for the issue of 78.7 million Sesa Sterlite shares to shareholders of MALCO;

(v)	Sterlite Energy will be merged into Sesa Sterlite;

(vi)	Vedanta Aluminium’s aluminium business will be demerged into Sesa Sterlite; and

(vii)	Vedanta’s 38.8 per cent. shareholding in Cairn India Limited, together with debt of approximately US$ 5.9 billion incurred by Vedanta to acquire that interest in Cairn India Limited, will be transferred to Sesa Sterlite for nominal consideration.

Sesa Sterlite will be the succeeding entity.

Sesa Goa, Sterlite, MALCO, Vedanta Aluminium and Sterlite Energy are together, the “Scheme Companies”. The boards of directors of the Scheme Companies, having received independent financial advice, have approved the Scheme.

Notwithstanding the foregoing, the Scheme shall come into effect upon sanction by the respective jurisdictional High Court and other statutory approvals. As part of the process of sanctioning the Scheme, the High Courts will each hold hearings at which any shareholder of a Scheme Company or other interested party (including Sterlite ADS holders) may appear and be heard. The final approval of the Scheme has not occurred, and therefore the proposed Scheme has had no impact on the consolidated financial statements of Sterlite for any of the periods presented herein.

36. Subsequent Events

There have been no material events other than disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements for the year ended March 31, 2012.