Form 20-F
period 2013-03-31
STERLITE INDUSTRIES (INDIA) LTD
filed 2013-07-30
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2013

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

As of March 31, 2013, 3,361,207,534 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 449,113,200 equity shares were held in the form of 112,278,300

American Depositary Shares or ADSs.

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

In this annual report, we refer to information regarding the copper, zinc, aluminium and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

With effect from June 25, 2010, there was a stock split of each of the Rs. 2 shares into two equity shares of par value Re. 1 each and a bonus issue of one equity share in the ratio of 1:1 (“stock split and bonus issue”). Prior to the stock split and bonus issue, each ADS represented one equity share, having a par value of Rs. 2 each. Following the stock split and bonus issue, each ADS represents four equity shares, having a par value of Re. 1 each. The computations of basic and diluted EPS have been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in our consolidated financial statements to number of shares and per share amounts have been retroactively restated to reflect the stock split and the bonus issue.

In this annual report, references to the “ADS offering” are to the initial public offering of our equity shares in the form of ADSs, each currently representing four equity shares, in the United States completed in June 2007.

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, for the fiscal years ended March 31, 2011, 2012 and 2013. Our consolidated financial statements as of and for the year ended March 31, 2009 were originally prepared in accordance with US GAAP and were restated in accordance with IFRS as issued by the IASB for comparative purposes only. For the years prior to fiscal 2010, we prepared our financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP which differs in certain significant respects from and is not comparable with IFRS as issued by the IASB. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this annual report (i) from Indian Rupees to US dollars at the rate of Rs. 54.52 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2013; (ii) from Australian dollars to US dollars at the rate of AUD 1.04 per $1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2013; (iii) from South African Rand to US dollars at the rate of ZAR 9.18 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2013 and (iv) from Namibian dollars to US dollars at the rate of NAD 9.00 per $1.00 based on the exchange rate quoted by Oanda (data available at www.oanda.com) as of March 31, 2013. As of July 19, 2013, the exchange rate between US dollars and Indian Rupees was $ 1.00 = Rs. 59.37 as quoted by the Federal Reserve Bank of New York.

In this annual report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa,” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rs”, “Rupees” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company—A. History and Development of our Company” for more information on these companies and their relationships to us. Unless otherwise stated in this annual report or unless the context otherwise requires, references in this annual report to “we,” “us,” “our,” “Sterlite,” “SIIL,” “our company,” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Proprietary Limited, or CMT, Thalanga Copper Mines Proprietary Limited, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Hindustan Zinc Limited, or HZL, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), or SIL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, Talwandi Sabo Power Limited, or TSPL, THL Zinc Ventures Limited or THLZVL, THL Zinc Limited, or THLZL, THL Zinc Holding B.V., or THLZBV, THL Zinc Namibia Holdings (Proprietary) Limited, or Skorpion, Skorpion Zinc (Proprietary) Limited (formerly known as Anglobase Namibia (Pty.) Ltd.), Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited, or BMM, Vedanta Lisheen Holdings Limited, or Lisheen (formerly Vedanta Lisheen Finance Limited), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Lisheen Mine Partnership, Sterlite Ports Limited (formerly known as Malco Power Company Limited), or MPCL, Sterlite Infraventures Limited (formerly known as Malco Industries Limited), or MIL, Vizag General Cargo Berth Private Limited, or VGCB, Paradip Multi Cargo Berth Private Limited, or PMCB, Pecvest 17 Proprietary Limited and Lakomasko B.V.

Our consolidated financial information does not include our controlling shareholder Vedanta Resources Plc, or Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines Plc, or KCM, Konkola Resources Plc, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Ekaterina Limited, Onclave PTC Limited, or Onclave, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, The Madras Aluminium Company Limited or MALCO, Sesa Goa Limited, or Sesa Goa and its subsidiaries, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Twinstar Energy Holding Limited, Twinstar Mauritius Holding Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited, Westglobe Limited, Finsider International UK, Vedanta Resources Investments Limited, Vedanta Resources Jersey Limited, Vedanta Finance Jersey Limited, Vedanta Jersey Investments Limited, Sesa Sterlite US Corporation, Sesa Sterlite US LLC, Cairn India Limited, or Cairn India and its subsidiaries and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% non-controlling interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.

In this annual report, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated. References to primary market share in this annual report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite (“Sesa Sterlite”) and to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Reorganisation Transactions” consisting of the “Amalgamation and Reorganisation Scheme” and the “Cairn India Consolidation”). The Amalgamation and Reorganisation Scheme is subject to certain approvals. Please see “Item 5. Operating and Financial Review and Prospects – Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

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

•	consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite;

•	a decline or volatility in the prices of or demand for copper, zinc, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production of copper, zinc, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	fluctuations in metal prices on LME, ore prices or power prices;

•	fluctuations in currency exchange rates;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc, aluminium or power industries;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial data presented below as of March 31, 2012 and 2013 and for the years ended March 31, 2011, 2012 and 2013 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. These consolidated financial statements have been audited by Deloitte Haskins & Sells, Mumbai, India, or Deloitte, our independent registered public accounting firm, and included elsewhere in this annual report.

The selected consolidated financial data presented below as of March 31, 2009, 2010 and 2011, and for the years ended March 31, 2009 and 2010 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been presented herein. Our consolidated financial statements as of and for the year ended March 31, 2009 were originally prepared in accordance with US GAAP and were restated in accordance with IFRS as issued by the IASB for comparative purposes only.

We have also disclosed below, for all periods presented herein, segment revenue and segment profit, based on the segment disclosures in our consolidated financial statements and cost of production by segment. Cost of production is not a recognized measure under IFRS as issued by the IASB. We have disclosed cost of production because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies in our industry.

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of Rs. 54.52 per $ 1.00 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2013. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this annual report.

	For the year ended March 31,
	2009	2010	2011	2012	2013	2013
	(Rs. in millions except shares and per share data)	(Rs. in millions except shares and per share data)	(Rs. in millions except shares and per share data)	(Rs. in millions except shares and per share data)	(Rs. in millions except shares and per share data)	(US dollars in millions except shares and per share data)
Revenue	212,192	244,903	302,472	412,063	452,550	8,300.6
Cost of sales	(165,097)	(181,928)	(226,134)	(319,719)	(355,624)	(6,522.8)

Gross profit	47,095	62,975	76,338	92,344	96,926	1,777.8
Other operating income	3,750	1,907	2,366	1,398	1,883	34.5
Distribution expenses	(3,388)	(3,022)	(3,516)	(7,446)	(8,646)	(158.6)
Administration expenses	(4,367)	(8,026)	(7,614)	(15,002)	(13,637)	(250.1)

Operating profit	43,090	53,834	67,574	71,294	76,526	1,403.6
Investment and other income	18,772	13,811	21,933	28,829	36,693	673.0
Finance and other costs	(6,244)	214	1,096	(12,042)	(11,183)	(205.1)
Share in (loss)/profit of associate	(3,160)	2,051	(3,082)	(8,767)	(7,736)	(141.9)

Profit before tax	52,458	69,910	87,521	79,314	94,300	1,729.6
Income tax expense	(7,782)	(13,247)	(18,810)	(20,077)	(15,555)	(285.3)

Profit for the year	44,676	56,663	68,711	59,237	78,745	1,444.3
Profit attributable to:
Equity holders of the parent	32,228	39,263	48,898	38,998	53,895	988.5
Non controlling interest	12,448	17,400	19,813	20,239	24,850	455.8
Earnings per share (refer to Note 29 to consolidated financial statements)
Basic	11.37	12.27	14.55	11.60	16.03	0.3
Diluted	11.37	12.03	13.87	11.60	16.03	0.3
Number of equity shares
Period End	2,833,977,644	3,361,601,688	3,361,207,534	3,361,207,534	3,361,207,534	3,361,207,534
Weighted Average	2,833,583,490	3,199,826,061	3,361,207,534	3,361,207,534	3,361,207,534	3,361,207,534
Diluted	2,833,583,490	3,236,000,281	3,446,945,134	3,361,207,534	3,361,207,534	3,361,207,534
Dividend declared per share (1) (2)	3.50	3.75	1.10	2.00	2.30	0.0

Notes:

(1)	The final dividend of Re. 1 per equity share for fiscal 2012 was recommended by our board of directors on April 25, 2012 and approved by our shareholders at the general meeting held on July 14, 2012. An interim dividend of Rs. 1.10 per equity share for fiscal 2013 was declared by our board of directors on October 23, 2012 and was paid on November 1, 2012. Further, an interim dividend of Rs. 1.20 per equity share for fiscal 2013 was declared by our board of directors on April 29, 2013 and was paid on May 14, 2013.
(2)	On June 11, 2010, our shareholders approved the sub-division of our equity shares from Rs. 2 each to Re. 1 each. Our shareholders also approved a bonus issue in the ratio of one equity share of Re. 1 each for one equity share of Re. 1. With effect from June 25, 2010, the equity shares have a par value of Re. 1 each. Prior periods have been restated for these changes.

			As of March 31,
Consolidated Financial Position Data	2009	2010	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash and cash equivalents	2,701	2,021	21,487	17,173	14,357	263.3
Restricted cash and cash equivalents	2,011	60	39	59	63	1.2
Total assets	444,578	606,854	746,723	842,889	955,884	17,532.7
Net assets	320,603	451,988	519,873	571,185	634,745	11,642.4
Long-term borrowings	14,384	43,578	53,559	74,490	106,232	1,948.5
Short-term borrowings	20,202	19,121	37,948	53,983	26,287	482.1
Equity attributable to equity holders of the parent	250,533	365,172	410,170	445,477	488,909	8,967.5

	For the Year Ended March 31,
	2009	2010	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	72,585	14,249	127,529	66,998	73,954	1,356.5
Investing activities	(95,295)	(117,582)	(128,562)	(94,705)	(93,504)	(1,715.1)
Financing activities	13,442	102,322	20,650	22,634	16,401	300.8
Segment Data:
Revenue to external customers:
Copper	116,525	130,608	156,610	201,647	217,374	3,987.1
Zinc India	55,724	79,434	98,444	111,319	123,241	2,260.5
Zinc International	—	—	9,961	41,272	43,475	797.4
Aluminum	39,170	28,289	30,175	31,089	34,148	626.3
Power	773	6,572	7,282	24,333	30,800	564.9
Other	—	—	—	2,403	3,512	64.4

Total	212,192	244,903	302,472	412,063	452,550	8,300.6

Operating profit:
Copper	11,121	3,138	9,198	7,770	8,515	156.2
Zinc India	25,158	44,071	50,914	54,018	57,426	1,053.3
Zinc International	—	—	1,592	6,008	5,078	93.1
Aluminum	6,494	3,189	3,495	1,345	328	6.0
Power	323	3,445	2,437	2,200	5,251	96.3
Other	(6)	(9)	(62)	(47)	(72)	(1.3)

Total	43,090	53,834	67,574	71,294	76,526	1,403.6

Segment profit:(1)
Copper	13,312	5,120	11,247	9,943	10,866	199.3
Zinc India	27,773	47,124	55,343	59,254	63,270	1,160.5
Zinc International	—	—	4,247	17,367	15,712	288.2
Aluminum	9,103	5,499	5,866	3,998	2,649	48.6
Power	931	4,160	3,354	5,881	10,125	185.7
Other	(5)	(8)	(61)	(46)	(61)	(1.2)

Total	51,114	61,895	79,996	96,397	102,561	1,881.1

Notes:

(1)	Segment profit is calculated by adjusting operating profit to exclude depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting future periods. The following table reconciles operating profit to segment profit for the periods indicated:

			For the Year Ended March 31,
	2009 (Rs. in millions)	2010 (Rs. in millions)	2011 (Rs. in millions)	2012 (Rs. in millions)	2013 (Rs. in millions)	2013 (US dollars in millions)
Copper:
Operating profit	11,121	3,138	9,198	7,770	8,515	156.2
Plus: Depreciation and amortization	2,191	1,982	2,049	2,173	2,351	43.1

Segment profit	13,312	5,120	11,247	9,943	10,866	199.3

Zinc India:
Operating profit	25,158	44,071	50,914	54,018	57,426	1,053.3
Plus: Depreciation and amortization	2,615	3,053	4,429	5,236	5,844	107.2

Segment profit	27,773	47,124	55,343	59,254	63,270	1,160.5

Zinc International:
Operating profit	—	—	1,592	6,008	5,078	93.1
Plus: Depreciation and amortization	—	—	2,655	11,359	10,634	195.1

Segment profit	—	—	4,247	17,367	15,712	288.2

Aluminum:
Operating profit	6,494	3,189	3,495	1,345	328	6.0
Plus: Depreciation and amortization	2,609	2,310	2,371	2,653	2,321	42.6

Segment profit	9,103	5,499	5,866	3,998	2,649	48.6

Power:
Operating profit	323	3,445	2,437	2,200	5,251	96.3
Plus: Depreciation and amortization	608	715	917	3,681	4,874	89.4

Segment profit	931	4,160	3,354	5,881	10,125	185.7

Other:
Operating profit	(6)	(9)	(62)	(47)	(72)	(1.3)
Plus: Depreciation and amortization	1	1	1	1	11	0.1

Segment profit	(5)	(8)	(61)	(46)	(61)	(1.2)

	For the Year Ended March 31,
	Unit of Measurement	2011	2012	2013
	(in US dollars per ton, except as indicated)
Cost of production:(2)
Copper smelting and refining(2)	¢/lb	4.0	0.0	8.7
Zinc India (2)	$	990	1,010	998
Zinc International(2)	$	1,077	1,069	1,029
Aluminium(2)	$	1,784	1,997	1,951
Power(2)	Rs./unit	—	2.62	2.08

(2)	Cost of production is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

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

•

In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Revenue earned from the by-product sulphuric acid, is deducted from the cost of production. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal. Our Zinc India segment also includes lead and silver. However, the cost of production presented for Zinc India operations does not include lead and silver.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain Mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, treatment and refining charges, direct services cost and allocated indirect costs. The by-product revenue of copper is credited to the cost of production. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. The by-product revenue of lead and silver are credited to the cost of production. Royalties paid are excluded from the cost of production of zinc as the same is levied on turnover. The total cash cost is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production per ton of zinc metal produced or zinc metal in concentrate produced.

•

In the case of aluminium, cost of production for BALCO’s smelters includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cash cost is divided by the total quantity of hot metal produced to determine the cost of production per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating cost of production.

Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

•

Cost of production of power for Sterlite Energy’s power plant (and not for the 274 MW HZL power plant and 270 MW BALCO power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

The following table reconciles segment cost, calculated as segment revenue less segment profit, to cost of production for the periods presented:

			For the Year Ended March 31,
	2009		2010		2011		2012		2013
	(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)
Copper(2):
Segment revenue	Rs.	116,670	Rs.	130,608	Rs.	156,610	Rs.	201,647	Rs.	217,374
Less:
Segment profit		(13,312)		(5,120)		(11,247)		(9,943)		(10,866)

		103,358		125,488		145,363		191,704		206,508
Less:
Purchased concentrate/rock		(94,873)		(114,923)		(135,651)		(181,766)		(193,200)
By-product/free copper net sale		(4,337)		(1,981)		(4,686)		(6,685)		(4,812)
Cost for downstream products		(1,613)		(1,543)		(1,638)		(1,481)		(2,163)
Other, net		(1,556)		(3,386)		(2,153)		(1,773)		(2,630)

Total	Rs.	979	Rs.	3,655	Rs.	1,235	Rs.	(1)	Rs.	3,703

Production output (in tons)		312,833		334,202		303,991		325,877		353,154

Cost of production(a)		3.1 ¢/lb		10.46 ¢/lb		4.0 ¢/lb		0.0 ¢/lb		8.7 ¢/lb
Zinc—India(2):
Segment revenue	Rs.	55,724	Rs.	79,434	Rs.	98,444	Rs.	111,319	Rs.	123,241
Less:
Segment profit		(27,773)		(47,124)		(55,343)		(59,254)		(63,270)

		27,951		32,310		43,101		52,065		59,971
Less:
Cost of tolling including raw material cost		(409)		—		(1,651)		(3,121)		(6,805)
Cost of intermediary product sold		(1,301)		(3,060)		(1,699)		(149)		(1,806)
By-product revenue		(4,848)		(1,871)		(3,762)		(5,315)		(4,766)
Cost of lead metal sold		(2,079)		(2,652)		(3,028)		(5,260)		(6,962)
Other, net		(1,312)		(1,406)		(815)		(1,481)		(2,836)

Total	Rs.	18,002	Rs.	23,321	Rs.	32,146	Rs.	36,739	Rs.	36,796

Production output (in tons)		551,724		578,411		712,471		758,716		676,923
Cost of production (per ton)(a)		$710		$850		$990		$1,010		$998
Zinc—International(2):
Segment revenue		—		—		9,961	Rs.	42,771	Rs.	43,475
Less:
Segment profit		—		—		(4,247)		(17,367)		(15,712)

		—		—		5,714		25,404		27,763
Less:		—		—		—		—		—
Cost of intermediary product sold		—		—		(82)		—		—
Treatment and Refining Charges (TcRc)								4,340		3,344
By-product revenue		—		—		(706)		(1,621)		(1,459)
Cost of lead metal sold		—		—		(453)		(6,240)		(5,336)
Royalty		—		—		(197)		(1,212)		(1,153)
Other, net		—		—		(345)		(2,228)		(3,351)

Total		—		—	Rs.	3,931	Rs.	18,443	Rs.	19,808

Production output (in tons)—Zinc International		—		—		80,066		359,728		353,404

Cost of production (per ton)(a)—		—		—		$1,077		$1,069		$1,029
Aluminum(2):
Segment revenue	Rs.	39,336	Rs.	28,367	Rs.	30,245	Rs.	31,119	Rs.	34,257
Less:
Segment profit		(9,103)		(5,499)		(5,866)		(3,998)		(2,649)

		30,233		22,868		24,379		27,121		31,608
Less:
Cost of intermediary product sold		—		(304)		—		—
By-product revenue		(328)		(126)		(229)		(290)		(299)
Cost for downstream products		(1,966)		(1,767)		(2,597)		(2,674)		(3,267)
Other, net		(314)		(1,455)		(973)		(542)		(1,641)
Total	Rs.	27,625	Rs.	19,216	Rs.	20,580	Rs.	23,615	Rs.	26,401

Production output (hot metal) (in tons)		355,733		262,760		253,157		246,579		248,239

		For the Year Ended March 31,
	2009	2010	2011	2012		2013
	(Rs. in millions, except Production Output and Cost of Production)	(Rs. in millions, except Production Output and Cost of Production)	(Rs. in millions, except Production Output and Cost of Production)	(Rs. in millions, except Production Output and Cost of Production)		(Rs. in millions, except Production Output and Cost of Production)
Cost of production (per ton)(a)	$1,700	$1,542	$1,784		$1,997		$1,951
Power
Segment revenue					25,461		31,379
Less:
Segment profit					(5,881)		(10,125)
					19,580		21,254
Less:
Cost of power at BALCO and HZL					(5,469)		(4,929)
Other, net					(1,572)		(2,335)
Total					12,539		13,990
Production output (in MU)(b)					4,790		6,735
Cost of production (per unit)				Rs.	2.62	Rs.	2.08

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India, or the RBI, reference rates for the years ended March 31, 2009, 2010, 2011, 2012 and 2013 of Rs. 45.91 per $ 1.00, Rs. 47.42 per $ 1.00, Rs. 45.58 per $ 1.00, Rs. 47.95 per $ 1.00 and Rs. 54.45 per $ 1.00 respectively.
(b)	Production does not include units generated from the 274 MW HZL wind power plant and 270 MW BALCO power plant.

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

Risks Relating to Our Business

We depend upon third party suppliers for a substantial portion of our copper concentrate and alumina requirements, and our profitability and operating margins depend upon the market prices for those raw materials.

We source a majority of our copper concentrate and alumina requirements from third parties. For example, in fiscal 2013, we sourced 92.3% of our copper concentrate and 36.5% of our alumina requirements from third parties. As a result, profitability and operating margins of our copper and alumium businesses depend upon our ability to obtain the required copper concentrate and alumina at prices that are low relative to the market prices of the copper and alumium products that we sell.

We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge (“Tc”) and refining charge (“Rc”), or TcRc, that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Metal Prices, Copper TcRc and Power Tariff.”

Similarly, for the portion of our alumina requirements sourced internally, our profitability is dependent upon the LME price of aluminium, less the cost of production, which includes the cost of mining bauxite, the refining of bauxite into alumina, transportation of bauxite and alumina and smelting of alumina into aluminium. For the portion of our alumina requirements sourced from third parties, our profitability is dependent upon the LME price of aluminium, less the cost of the sourced alumina and the cost of smelting.

The market price of the copper concentrate and alumina that we purchase from third parties and the market price of the copper and aluminium metals that we sell have experienced volatility in the past, and any increases in the market price of the raw materials relative to the market price of the metals that we sell would adversely affect the profitability and operating margins of our copper and aluminium businesses, which could have a material and adverse effect on our results of operations and financial condition.

Material changes in the regulations that govern us, or the interpretation of recent legislation, could have a material adverse effect on our business, financial condition and result of operations.

The Indian Mines (Amendment) Bill, 2011, or the Mining Bill, which is under consideration by the Indian Parliament, proposes several amendments to the Mines Act, 1952, including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act, 1952.

The Mines and Minerals (Development and Regulation) Bill, 2011, under consideration by the Indian Parliament, provides for several key initiatives including identifying methods of granting a mineral concession and payment of an annual amount by the mining operations to affected persons, which could be in the form of a share in its profits.

The Land Acquisition, Rehabilitation and Resettlement Bill, 2011, under consideration by the Indian Parliament, addresses concerns of affected persons whose livelihoods are dependent on the land being acquired while facilitating land acquisition for industrialisation, infrastructure and urbanization. In addition, the implications of the Direct Tax Code and the Indian Companies Bill, 2012 (both of which are under consideration by the Parliament), on our operations is presently unclear.

If we are affected, directly or indirectly, or face any enforcement proceedings initiated under any such legislation, it may harm our mining activities and related expansion plans, new projects, our reputation and business, financial condition.

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

We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the transport of our products to our customers. These conditions and events include:

•

Disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminium smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. For example, during fiscal 2012, CMT’s Mt. Lyell processing plant was disrupted and experienced a 23 day interruption and the mining contractor’s inability to meet his contractual obligation. Our tuticorin smelter plant shut down for nine days in February 2012 due to the unavailability of copper concentrate. This was caused primarily due to the declaration of force majeure by some copper mines with which we had contracted for the supply of copper concentrate. We incurred loss of production to the extent of 8,000 metric tons and other costs due to this interruption. The losses from these interruptions include lost production, repair costs and other expenses.

•

Availability of raw materials for energy requirements. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ energy requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminium business, which has high energy consumption due to the energy-intensive nature of aluminium smelting, is significantly dependent on receiving allocations from Coal India Limited, or Coal India, the government-owned coal monopoly in India, and its subsidiaries. A shortage of coal from April 2005 led Coal India to reduce the amount of coal supplied to all of its non-utility customers, including BALCO. As a result, BALCO was forced to utilize higher-priced imported coal and coal from non-linkage sources, which resulted in higher power generation costs. In fiscal 2013, 93.5% of the allocated coal was supplied.

•

Availability of water. The mining operations of our zinc and aluminium businesses, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited, or NTPC, regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to NTPC premises. An unfavorable resolution to this dispute may significantly increase BALCO’s costs of obtaining water for that power plant.

•

Disruptions to or increased costs of transport services. We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport, services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our operations and operating results.

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

•

Strikes and industrial actions or disputes. The majority of the total workforce of our consolidated group of companies is unionized. Strikes and industrial actions or disputes have in the past and may in the future lead to business interruptions and halts in production. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the Government of India (“GoI”). We also experienced short strikes and work stoppages in 2005 and 2006. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with the trade unions may not be renewed on terms favorable to us, or at all. For example, currently HZL is negotiating a wage settlement agreement with its workmen.

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

In September 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin. Following our appeal against this order to the Supreme Court of India, the order was stayed until further notice. The Supreme Court in subsequent hearings directed the Tamil Nadu Pollution Control Board (“TNPCB”), National Environmental Engineering Research Institute (“NEERI”) and the Central Pollution Control Board (“CPCB”) to issue certain directions and implement certain measures for the improvement of the copper smelter unit at Tuticorin, all of which have been implemented.

The Supreme Court in April 2013 allowed our appeal and set aside the order of the High Court of Madras. The Supreme Court has ruled that the plant has complied with all the directions and measures issued by the NEERI, TNPCB and CPCB. However, the Supreme Court directed us to deposit Rs. 1,000 million ($ 18.3 million) with the District Collector, Tuticorin, which will be used for the improvement of the environment, including soil and water, near the location of the plant.

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition in the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the NGT ruled on July 15, 2013 that the copper smelter could remain open and reserved its order. The NGT has also directed the company to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. However, the TNPCB filed a notice of appeal against the interim order of the NGT. The next date of hearing is on August 5, 2013. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” for further details.

In the event the expert committee report issues directions or recommends measures that are unfavourable to us or we are unsuccessful in challenging the above order, the NGT may issue an order to shut down the copper smelting plant at Tuticorin and, consequently, our business and results of operations would be adversely affected and may result in the recognition of an impairment of our Tuticorin copper smelter assets.

We are substantially dependent upon our Rampura Agucha zinc mine, and any interruption in our operationsat that mine could have a material adverse effect on our results of operations and financial condition.

Our Rampura Agucha zinc mine produced 85.4% of the total mined metal in concentrate that we produced in fiscal 2013 and constituted 57.2% of our total proven and probable zinc ore reserves as of March 31, 2013 in India. Our Zinc India business provided 75.0% of our operating income in fiscal 2013. Our results of operations have been and are expected to continue to be substantially dependent on the reserves and low cost of production of our Rampura Agucha mine and any interruption in our operations at the mine for any reason could have a material adverse effect on the results of operations and financial condition of our business as a whole.

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

Our ability to obtain additional reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other copper, zinc and aluminium companies, lack of suitable acquisition candidates, government regulatory and licensing restrictions, difficulties in obtaining mining leases and surface rights or the inability to acquire such properties on commercially reasonable terms, or at all. To increase production from our existing bauxite and lead-zinc mines, we must apply for governmental approvals, which we may not be able to obtain in a timely manner, or at all. These events could have a material adverse effect on the results of operations and financial condition of our business.

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

Cost overruns and delays. Our current and future projects including expansion plans for our existing operations and planned greenfield projects, may be significantly delayed by failure to receive regulatory approvals or renewal of approvals, failure to obtain sufficient funding, and technical difficulties due to human resource, technological or other resource constraints or for other unforeseen reasons, events or circumstances. We do not currently have all of the leases, licenses, permits, consents and approvals that are required for our projects, and there can be no assurance that we will be able to obtain or renew all necessary leases, licenses, permits, consents and approvals in a timely manner. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all. Our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations.

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

We are, in particular, dependent to a large degree, on the continued service and performance of our senior management team and other key team members in our business units. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution in the services of members of our senior management or other key team members, or our failure to maintain the necessary management and other resources could have a material adverse effect on our results of operations, financial condition and prospects.

Acquisition risks. As part of our growth strategy, we intend to continue to pursue acquisitions to expand our business. There can be no assurance that we will be able to identify suitable acquisition, strategic investment or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or investments, integrate such businesses or investments satisfy regulatory requirements for such acquisitions or that any business acquired will be profitable. If we attempt to acquire non-Indian companies, we may not be able to satisfy certain Indian regulatory requirements for such acquisitions and may need to obtain the prior approval of the RBI which we may not be able to obtain. The funding of such acquisitions by SIIL may require certain approvals from regulatory authorities in India. In addition, acquisitions and investments involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired businesses or investments. Any failure to achieve successful integration of such acquisitions or investments could have a material adverse effect on our business, results of operations or financial condition.

We are subject to restrictive covenants for the credit facilities including term loans and working capital facilities provided to us and our subsidiaries.

There are restrictive covenants in agreements which we have entered into with certain banks and financial institutions for borrowings by our subsidiaries. These restrictive covenants among others, require us to maintain certain financial ratios and seek the prior permission of these banks and financial institutions for various activities, including, among others, any change in our capital structure, issue of equity, preferential capital or debentures, raising any loans and deposits from the public, undertaking any new project, effecting any scheme of acquisition, merger, amalgamation or reconstitution, implementing a new scheme of expansion or creation of a subsidiary. Such restrictive covenants may restrict our operations or ability to expand and may adversely affect our business.

If we do not continue to invest in new technologies and equipment, our technologies and equipment may become obsolete and our cost of production may increase relative to our competitors, which would have a material adverse effect on our results of operations, financial condition and prospects.

Our profitability and competitiveness are in large part dependent upon our ability to maintain a low cost of production as we sell commodity products with prices we are unable to influence. Unless we continue to invest in newer technologies and equipment and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. Newer technologies and equipment are expensive and the necessary investments may be substantial. Moreover, such investments entail additional risks including whether they will reduce our cost of production sufficiently to justify the capital expenditures to obtain them. Any failure to make sufficient or the right investments in or in integrating newer technologies and equipment into our operations could have a material adverse effect on our ability to compete and our financial condition, results of operations and prospects.

Asarco has filed a complaint alleging that we and Sterlite USA have breached our prior agreement to acquire Asarco’s assets. Any adverse judgment may have a material adverse effect on our business, results or operations, financial condition and prospects.

On March 17, 2010, Asarco filed a complaint in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached an agreement dated May 30, 2008 (“May 2008 Agreement”) by, among other things, refusing to pay the $ 2.6 billion purchase price and refusing to assume the liabilities and contractual obligations required under the May 2008 Agreement. Asarco claimed these damages to be in the range of $ 533 million to $ 1,509 million and also claimed applicable pre-judgment interest.

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

Further, Asarco terminated the agreement it entered with us on March 6, 2009 (the “March 2009 Agreement”). This agreement superseded the May 2008 Agreement in its entirety. The March 2009 Agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 Agreement. Asarco drew the $ 50 million provided as deposit under the March 2009 agreement. We filed an application to the U.S. Bankruptcy Court for the return of the $ 50 million which was subsequently rejected.

The trial on Asarco’s complaint and our application was completed on August 17, 2011. The U.S. Bankruptcy Court, by its order dated February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages. This amount shall be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.8 million. We and Asarco have filed a notice of appeal against this judgment. Additionally, Asarco filed a motion seeking pre-judgement interest on the incidental damages and for reimbursement of legal fees and expenses of $ 37 million. The U.S. Bankruptcy Court rejected Asarco’s motion for $ 37 million. We have provided for the amount of $82.8 million in our consolidated statement of income as part of our administration expenses for fiscal 2012.

We and Asarco have filed a notice of appeal against this judgment which is yet to be heard.

An adverse judgment relating to Asarco’s breach of contract claim against us may have a material adverse effect on our business, results of operations, financial condition and prospects.

We continue to develop our commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminium businesses.

Although we have some experience building and managing captive power plants such as our thermal coal based power facility operated by us, HZL and BALCO, to provide a significant percentage of the power requirements of our copper, zinc and aluminium businesses, and in March 2007 commissioned our first wind power plant, we have limited experience competing in the commercial power generation business. In addition to the significant capital investment, our management’s focus will also be directed towards this new business.

In particular, the building of coal-based power facilities is a long and capital-intensive process, with typically several years elapsing and significant capital investment required between the time that a decision to commence a project is made and the commencement of commercial operations. The completion targets for our projects and any other projects we may undertake are estimates and are subject to numerous risks and uncertainties, such as:

•

regulatory requirements and restrictions which may change by the time our planned power facility is completed. These may include a change in the tariff policy, which may have an adverse impact on our revenues and reduce our margins. We may also face delays in the development of our power plants and any coal mines we may seek to develop, as a result of protests or other obstructive or delaying activities by displaced persons and others who may oppose such developments.

•	consent of certain lenders to commence a new business, and there can be no assurance that we will obtain such consents.

•	dependence upon third parties for the construction, delivery and commissioning of the power facilities, the supply and testing of equipment and transmission and distribution of any power we produce.

•	inability to procure an adequate supply of coal at sufficiently attractive prices, or at all, for our power plant to operate and generate a return on our investment.

•

opposition to our projects by local communities where these projects are located or from special interest groups, including as a result of the perceived negative impact of coal mines and coal-based power plants to the environment or any required displacement and resettlement of individuals and families in the area of a project.

•	competition with established commercial power generation companies, including NTPC, the Tata Power Company Limited, or Tata Power, and Reliance Energy Limited.

•	constraints related to the availability of water.

•

release of electricity through the power grid, such as those imposed on Sterlite Energy since August 2012 by the dispatch centre located in each region in India, which would restrict our output and profitability.

There can be no assurance that we will recover our investment in this new business, that we will realize a profit from this new business or that diverting our management’s attention to this new business will not have a material adverse effect on our existing copper, zinc and aluminium businesses, any of which results may have a material adverse effect on our results of operations, financial condition and prospects.

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

In addition, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of contractors and increasing costs of services. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

•

Dependence on coal. We may not receive the coal block allocations that we expect or may not be allowed to use such allocations for our commercial power generation business. Any coal block allocations that we receive may not be sufficient for our planned operations and we may not be successful in procuring a sufficient supply of coal at economically attractive prices, or at all. Additionally, we are subject to certain restrictive covenants contained in the coal block allocation agreements including specified end use and submission of mining plans within a specified period.

•

Price volatility and changes in tariff policy. As we sell the power we generate in the open market (rather than to captive schemes), we are exposed to spot prices, which are subject to factors beyond our control.

•

Power purchase agreements. The power purchase agreements and other agreements that we have entered into, or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms, which in turn may affect our results of operations and financial condition.

•

Power transmission. Lack of strong power transmission infrastructure could restrict our power generation volumes. For example, the effective plant load factor for all the four units of our commercial power plant at Jharsuguda was constrained at 44% in fiscal 2013 on account of the limited power transmission infrastructure available in India.

•

Regulatory compliance. Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shut downs.

Any of the above mentioned results could have a material and adverse effect on our business, financial condition and results of operations.

The GoI may allege a breach of a covenant by us and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.

A shareholders’ agreement was entered into between the GoI and SOVL. By order of the High Court of Madras dated March 29, 2012, SOVL was merged into SIIL. If the GoI claims that we have breached the covenant related to the Kapasan Project as mentioned in the shareholders’ agreement, and it is determined that we have breached such covenant triggering an event of default, the GoI, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days from the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the GoI to us at a price equivalent to 150.0% of the market value of such shares, or purchase any or all of the shares of HZL held by us at a price equivalent to 50.0% of the market value of such shares.

Based solely on the closing market price of HZL’s shares on the National Stock Exchange of India Limited, or the NSE, on July 19, 2013, the price was Rs. 104.35 ($ 1.9) per share. If the GoI were determined to have, and were to exercise, a right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay Rs. 195,335 million ($ 3,582.8 million) for those shares, and if the GoI were determined to have, and were to exercise, a right to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive Rs. 143,124 million ($ 2,625.2 million) for those shares.

If the GoI were to assert that an event of default occurred and seek to exercise a put or call right with respect to shares of HZL, we may face expensive and time-consuming litigation over the matter, uncertainty as to the future of our zinc business, an inability to enforce our call option to acquire the GoI’s remaining 29.5% ownership interest in HZL and the possibility of serious financial harm if we were unsuccessful in litigation, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

The GoI has disputed our exercise of the call option to purchase GoI’s remaining shares in HZL, and hence, the option may not be enforceable.

Under the terms of the shareholders’ agreement between the GoI and us (previously entered into between the GoI and SOVL. By order of the High Court of Madras dated March 29, 2012, SOVL was merged into SIIL.), we were granted two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003.

By a letter dated July 21, 2009, we exercised the second call option. The GoI has stated that the clauses of the shareholders’ agreement relating to our option violated the provisions of Section 111A of the Companies Act, 1956, or the Indian Companies Act, by restricting the right of the GoI to transfer its shares and that as a result the shareholders’ agreement was null and void. As such, the GoI has refused to act upon the second call option. Consequently, we commenced arbitral proceedings under the terms of the shareholders’ agreement. The arbitral tribunal has scheduled the next date for hearing on November 13, 2013. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO—Call Options Over Shares in HZL.”

There can be no assurance we will be successful in its arbitral proceedings with the GoI. Any adverse ruling in the arbitration proceedings, if commenced, may preclude or delay us from exercising our option to increase our ownership interest in HZL, and such an outcome would be likely to have a material adverse effect upon our operational flexibility, results of operations and prospects. Alternatively, we may only be able to acquire the GoI’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on our results of operations and financial condition.

The GoI has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO, and hence, the option may not be enforceable.

We and the GoI entered into arbitration proceedings in relation to the exercise of our second call option to acquire the remaining shares in BALCO held by the GoI pursuant to the shareholders’ agreement executed by the parties. On January 25, 2011, the arbitration tribunal rejected our claims and granted an award in favour of the GoI. On April 23, 2011, we filed an application in the High Court of Delhi to set aside the award. See “Item 4 – Information on the Company – B. Overview – Our Business – Call Option Over Shares in BALCO” for further details.

There is no assurance that the decision of the High Court of Delhi will be favourable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may adversely affect our operational flexibility, results of operations and prospects.

Appeal proceedings in the High Court of Bombay have been brought by the Securities and Exchange Board of India, or SEBI, to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.

In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. The next date of hearing has not been fixed.

In addition to the prosecution proceedings, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us, our non-Executive Chairman, Mr. Anil Agarwal, our Director of Finance, Mr. Tarun Jain who was also the Chief Financial Officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overruled in October 2001, we filed a petition before the High Court of Bombay to defend those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings.

In the event any of the above matters are held against us, we may be prohibited from accessing the Indian capital market for a specified period of time and/or may become liable to pay penalties. If we and the individuals named in the criminal proceedings do not prevail, our business and operations may be materially and adversely affected. See Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.

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

Our ability to mine the land on which we have been granted mining lease rights, is dependent on the surface rights that we acquire separately. Additional surface rights may be negotiated with landowners, though there is no guarantee that these rights will be granted. Any delay in obtaining title or leasehold rights to surface rights could negatively affect our financial condition and results of operations.

A significant part of our mining operations are carried out on leasehold properties. Our right to mine some of our reserves may be materially and adversely affected if defects in title or boundary disputes exist or if a lease expires and is not renewed or if a lease is terminated due to our failure to comply with its conditions. In addition, there may be certain irregularities in title in relation to some of our owned and leased properties. For example, some of the agreements for such arrangements may not have been duly executed and/or adequately stamped or registered in the land records of the local authorities or the lease deeds may have expired and not yet been renewed. Since registration of land title in India is not centralised and has not been fully computerised, the title to land may be defective as a result of a failure on our part, or on the part of a prior transferee, to obtain the consent of all such persons or duly complete stamping and registration requirements. The uncertainty of title to land may impede the process of acquisition, independent verification and transfer of title, and any disputes in respect of land title that we may become party to, may take several years and considerable expense to resolve if they become the subject of Court proceedings. Further, certain of these properties may not have been constructed or developed in accordance with local planning and building laws and other statutory requirements, or it may be alleged that such irregularities exist in the construction and development of our built up properties.

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

Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities. We are currently primarily subject to laws and regulations relating to operations in India, Australia, United Arab Emirates, Namibia, Ireland and South Africa. Our operations are also subject to laws and regulations relating to employment, the protection of health and safety and environment.

Failure to comply with any laws or regulations or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate our facilities, the assessment of administrative, civil or criminal penalties, the imposition of cleanup or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures could have the effect of closing or limiting production from our operations. In addition, a significant number of approvals are required from government authorities for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge. For example, on March 29, 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints about a noxious gas leak by local residents. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” for further details.

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

Any increase in competition in our target markets could result in lower prices or sales volumes of the copper, zinc and aluminium products we produce, which may cause our profitability to suffer.

There is substantial competition in the copper, zinc and aluminium industries, both in India and internationally, and we expect this to continue. Our competitors in the copper, zinc and aluminium markets outside India include major international producers and these international producers have significantly larger scale of operations, greater financial resources and manufacturing and technological capabilities, more established and larger marketing and sales organizations and larger technical staffs than we do.

In the Indian copper market, we compete primarily against Hindalco Industries Limited, or Hindalco, the government-owned Hindustan Copper Limited, or Hindustan Copper, and imports. In the Indian zinc market, we compete primarily against imports. In the Indian aluminium market, we compete primarily against National Aluminium Company Limited, or NALCO, a GoI enterprise, Hindalco and imports. Many of our competitors are also expanding their production capacities. If domestic demand is not sufficient to absorb these increases in capacity, our competitors could reduce their prices, which may force us to do the same or cause us to lose market share or sell our products in overseas markets at lower prices.

The end-user markets for our metal products are highly competitive. Copper competes with a number of other materials, including aluminium and plastics. Zinc metal faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market. Aluminium competes with materials such as plastic, steel, iron, glass and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for copper, zinc and aluminium. The willingness of customers to accept substitutes could have a material adverse effect on our business, results of operations and prospects.

Our insurance coverage may prove inadequate to satisfy future claims against us.

We maintain insurance which we believe is typical in our industry in India and other countries we operate and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately, or at all, or cannot be insured. Our insurance policies contain exclusions and limitations on coverage. Our operating entities in India can only seek insurance from domestic insurance companies or foreign insurance companies operating in joint ventures with Indian companies and these insurance policies may not continue to be available at economically acceptable premiums, or at all. As a result, our insurance coverage may not cover the extent of any claims against us, including for environmental or industrial accidents or pollution. See “Item 4. Information on the Company—B. Business Overview—Our Business—Insurance.”

Third party interests in our subsidiary companies and restrictions due to stock exchange listings of our subsidiary companies will restrict our ability to deal freely with our subsidiaries, which may have a material adverse effect on our operations.

We do not wholly own all of our operating subsidiaries. Although we have management control of HZL, BALCO and Black Mountain, each of these companies has other shareholders who, in some cases, hold substantial interests in them. The non-controlling interests in our subsidiaries and the listing of HZL on the NSE and the BSE may limit our ability to increase our equity interests in these subsidiaries, combine similar operations and utilize synergies that may exist between the operations of different subsidiaries or reorganize the structure of our business in a tax effective manner. For example, the GoI, which is a minority shareholder in each of HZL and BALCO, has entered into shareholders’ agreements for HZL and BALCO and it is a term of the shareholders’ agreements that HZL and BALCO may not grant loans to companies which are under the same management as HZL or BALCO, as the case may be, without the prior consent of the GoI.

Any restrictions on our ability to deal freely with our subsidiaries caused by the non-controlling interests may have a material adverse effect on our results of operations or financial condition as our ability to move funds among the different parts of our business will be restricted and we will be unable to access cash held in HZL or BALCO except through dividend payments by HZL and BALCO which would be payable to all shareholders. This will limit our ability to make payments of interest and principal in respect of financial liabilities and obligations which we have undertaken on behalf of our consolidated group of companies. Further, pursuant to the requirements for the continued listing of the shares of HZL on the NSE and BSE, in the event we acquire the GoI’s remaining ownership interest in HZL under the shareholders' agreement, we would have to either divest a portion of our shareholding in HZL within a period of one year from the acquisition such that the minimum public shareholding requirement of 25.0% is complied with or delist HZL’s shares from the NSE and BSE by making an offer to purchase the equity shares held by the remaining HZL’s shareholders at a price determined by way of a reverse book-build process, which could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

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

Our copper refinery and copper rod plant at Tuticorin and one of our hydrometallurgical zinc smelters at Chanderiya was awarded the status of export oriented units, under which we were eligible for tax exemptions on raw materials, capital goods procured and finished goods sold until March 31, 2011. New captive power plants will not be eligible for such tax exemptions if the capitalization is effected after March 31, 2014. Captive power plants will continue to have the benefit of any existing tax exemptions after March 31, 2014 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our financial condition or results of operations.

In addition, we are subject to a MAT which sets a minimum amount of tax that must be paid each year based on our book profits. The MAT rate is currently 18.5%. The Finance Act, 2013 has increased the surcharge on income of domestic companies having taxable income over Rs. 100 million ($ 1.8 million) from 5% to 10% which resulted in the increase in the effective MAT rate for such companies from 20.01% to 20.96%, including surcharge, education cess and secondary and higher secondary education cess. The MAT prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

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

The Reorganisation Transactions, for which approvals are still pending, may not be consummated or result in the expected benefits.

As of July 25, 2013, all third party approvals required for the consummation of the Reorganisation Transactions have been obtained. However, a final order in relation to the appeal filed by a shareholder against the order of the High Court of Bombay at Goa approving the Reorganisation Transactions is currently pending. The High Court of Bombay at Goa approved the Reorganisation Transactions by an order dated April 3, 2013. There is no assurance that the appeal before the High Court of Bombay at Goa will be determined in Vedanta’s favour, and accordingly, there is no assurance that the Reorganisation Transactions will be consummated.

If the Reorganisation Transactions are not consummated, we may not be able to achieve financial, operational, strategic and other potential benefits from the consolidation pursuant to the Reorganisation Transactions. The consolidation pursuant to the Reorganisation Transactions is expected to give rise to cost savings on account of operational, capital and corporate synergies, including tax efficiencies, economies of scale, leveraging of technical expertise, more efficient movement of our cash and improved allocation of capital. The consolidation is also expected to be earnings accretive to our shareholders immediately following the consummation of the Reorganisation Transactions.

If the Reorganisation Transactions are not consummated, there is also a risk that the annual cost saving, that we expect to achieve through the consolidation may not be realised or may be materially lower than estimated. Further, the extent to which any of the other benefits will actually be achieved, if at all, or the timing of any such benefits, cannot be predicted with certainty. If we are unable to realise the estimated annual cost savings or the other benefits, that we expect to achieve through the consolidation, if we are prevented from taking advantage of the aniticipated tax efficiencies, or if we are unable to offset the incremental costs we incur over time as a result of the consolidation with such savings and benefits, there could be an adverse effect on our operating results or financial condition.

Furthermore, negative publicity related to failure to consummate the Reorganisation Transactions could negatively affect the trading prices of our publicly traded securities.

Risks Relating to Our Industry

Commodity prices and the copper TcRc may be volatile, which would affect our revenue, results of operations and financial condition.

Historically, the international commodity prices for copper, zinc and aluminium and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, between March 31, 2012 and March 31, 2013, the average LME prices of copper, aluminium, zinc and lead decreased by 7.3%, 14.7%, 7.2% and 6.9%, respectively. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A decline in the prices we receive for our copper, zinc or aluminium metals and in the market TcRc rate for copper would adversely affect our revenue and results of operations, and a sustained drop would have a material adverse effect on our revenue, results of operations and financial condition.

Our ore reserves are estimates based on a number of assumptions, any changes to which may require us to lower our estimated reserves.

The ore reserves stated in this annual report are estimates and represent the quantity of copper, zinc, lead and bauxite that we believed, as of March 31, 2013, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. As a result, you should not place undue reliance on the reserve data contained in this annual report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our ore reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

Changes in tariffs, royalties, customs duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations.

Copper, zinc and aluminium are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals. Between March 2003 and February 2011, basic customs duties on imported copper, zinc, lead and alumina and aluminium decreased cumulatively from 25.0% to 5.0%, and have remained at 5.0% since February 2011. The GoI may reduce or abolish customs duties on any of these commodities in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales which would have an adverse effect on our results of operations and financial condition.

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

We also pay royalties to the State Government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy” for details.

Indian exports of copper, aluminium and zinc receive assistance premiums from the GoI, which have been reduced since 2002. These export assistance premiums have been reduced in recent years and may be further reduced in the future. Any reduction in these premiums will decrease the revenue we receive from export sales and may have a material adverse effect on our results of operations or financial condition. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy.”

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

We are a majority-owned and controlled subsidiary of Vedanta. Volcan Investments Limited, or Volcan holds 58.2% of the share capital and 64.9% of the voting rights of Vedanta. Volcan is a holding company, 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave PTC Limited, or Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of Volcan, its direct and indirect shareholders, and their respective associates, or collectively, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” However, we cannot assure you that the relationship agreement will be effective at insulating Vedanta, and in turn we, from being influenced or controlled by the Volcan Parties, which influence or control could have a material adverse effect on the holders of our equity shares and ADSs.

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

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of March 31, 2013, Vedanta owned 79.4% of KCM, an integrated copper producer in Zambia, 55.1% of Sesa Goa, 78.8% of MALCO through Twin Star and 16.0% through Welter Trading, and 70.5% of Vedanta Aluminium, an alumina refining and aluminium smelting business through Twin Star and 58.8% of Cairn India, an oil exploration company based in India. As Vedanta controls KCM, MALCO, Vedanta Aluminium, Sesa Goa, Cairn India and us, it determines the allocation of business opportunities among, as well as strategies and actions of, KCM, MALCO, Vedanta Aluminium, Sesa Goa, Cairn India and us. Vedanta may determine to have KCM, MALCO, Vedanta Aluminium, Sesa Goa or Cairn India, instead of us, pursue business opportunities in the copper, zinc, aluminium or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta group, including guarantees issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees cover obligations aggregating Rs. 89,655 million ($ 1,644.4 million) as of March 31, 2013, the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—Guarantees.”

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

Some of our directors and executive officers own Vedanta shares and options to purchase Vedanta shares, including through their continued participation in the Vedanta Long-Term Incentive Plan 2003, the Vedanta LTIP or ESOP schemes of Vedanta. In addition, some of our directors and executive officers are directors or executive officers of Vedanta. Ownership of Vedanta shares and options to purchase Vedanta shares and the presence of an executive officer of Vedanta on our board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.

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

The GoI has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. The present government continues to be a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement its liberalization policies. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. Given the changes in government policy on divestments, there can be no assurance that any of the proposed privatizations which we may be interested in pursuing will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular if new restrictions on the private sector is introduced or if existing restrictions are increased.

Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

Global market and economic conditions have been unprecedented and challenging and have resulted in tighter credit conditions and recession in most major economies in the last several years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations across various economies.

These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike and corresponding decreases in global infrastructure spending and commodity prices. Continued turbulence in the United States and international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. These global market and economic conditions have had an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. For example, in response to global economic conditions and a decline in commodity prices, we had ceased operations at one of our aluminium smelters at the Korba complex in previous years which had an adverse effect on our business and financial performance.

As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations.

In fiscal 2013, approximately 58.5% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have, a material adverse effect on the demand for the commodities we produce and, as a result, on our financial condition and results of operations.

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

South Asia has also experienced instances of civil unrest, terrorist attacks and hostilities among neighboring countries from time to time, especially between India and Pakistan. Such activity or terrorist attacks in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult and could create the perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenue could decline.

Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours (such as heavy downpours in Tuticorin in 2008 which caused the closure of our Tuticorin facilities for two to three days, as well as the rains in Mumbai and other parts of the State of Maharashtra in 2005 and other states in 2006) and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities. Other regions in India have also experienced floods, earthquakes, tsunamis and droughts in recent years. Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the GoI or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities which would cause us to reduce or close our operations.

Currency fluctuations among the Indian Rupee, the Australian dollar and the US dollar could have a material adverse effect on our results of operations.

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees or Australian dollars, South African Rand or Namibian Dollar. In addition, in fiscal 2013, approximately 41.5% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee, Australian dollar, South African Rand or Namibian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. Our results of operations could be adversely affected if the US dollar depreciates against the Indian Rupee or Australian dollar or South African Rand or Nambian dollar, or if the Indian Rupee or Australian dollar or South African Rand or Namibian dollar appreciates against the US dollar. We seek to mitigate the impact of short-term movements in currency on our business by hedging our exposures one year prior to maturity. Typically, most of our exposures with a maturity of less than one year are hedged completely. However, large or prolonged movements in exchange rates may have a material adverse effect on our results of operations and financial condition.

If India’s inflation worsens or the prices of oil or other raw materials rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.

India has recently experienced wholesale price inflation in recent years compared to historical levels due to higher demand than supply. In addition, international prices of crude oil have recently experienced significant volatility, including a rise to historical highs that increased transportation costs followed more recently by a significant decline as global economic conditions have deteriorated. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of thermal coking coal in particular, could cause our costs for raw material inputs required for production of our products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs along to customers.

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

As of March 31, 2013 we had 3,361,207,534 equity shares outstanding, including 449,113,200 equity shares represented by 112,278,300 ADSs. All our 3,361,207,534 outstanding equity shares are freely tradable on the NSE and BSE Furthermore, Vedanta, through Twin Star and MALCO, continued to have effective control over 1,956,383,435 of our total outstanding equity shares (including equity shares representing ADSs), which represented 58.2% of our outstanding share capital as of March 31, 2013.

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

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2013 is based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2013 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

SIIL was incorporated on September 8, 1975 under the laws of India and maintains a registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O., Tuticorin, State of Tamil Nadu 628 002, India, which is also its principal executive office. The telephone number for this office is (91) 461 424 2982. Our website address is www.sterlite-industries.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not a part of this annual report. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

In 2000, we acquired CMT through Monte Cello, which owns the Mt. Lyell copper mine in Australia.

In July 2000, our telecommunications cables and optical fiber business was spun-off into a new company, STL. The Agarwal family has substantial interests in STL. STL is not a part of our group companies.

We acquired our aluminium business through our acquisition of a 51.0% interest in BALCO from the GoI on March 2, 2001. On March 19, 2004, we gave notice to exercise our call option to purchase the GoI’s remaining 49.0% shareholding in BALCO at a price determined in accordance with the shareholders’ agreement entered into by us and the GoI. The exercise of this option has been contested by the GoI. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO—Call Option Over Shares in BALCO” for more information.

On April 11, 2002, we acquired, through Sterlite Opportunities and Ventures Limited (“SOVL”), a 26.0% interest in HZL from the GoI and a further 20.0% interest through an open market offer. On November 12, 2003, we acquired, through SOVL, a further 18.9% interest in HZL following the exercise of a call option granted by the GoI, taking our interest in HZL to 64.9%. In addition, SOVL has a call option, which became exercisable beginning on April 11, 2007, to acquire the GoI’s remaining ownership interest in HZL. As per the order of the High Court of Madras dated March 29, 2012, SOVL has been merged into SIIL. The exercise of this option has been contested by the GoI. See “— B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO—Call Option Over Shares in HZL” for more information.

On October 3, 2006, we acquired 100% of Sterlite Energy from Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, for a total consideration of Rs. 4.9 million ($ 0.1 million). Sterlite Energy is our subsidiary through which we have set up a thermal coal-based 2,400 MW power facility in the State of Orissa.

In June 2007, we completed an initial public offering of our shares in the form of ADSs in the US and our ADSs were listed on the NYSE. Vedanta’s ownership interest, held through its subsidiaries, decreased to 59.9%.

In July 2008, Sterlite Energy was successful in an international bidding process and was awarded the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab, India. On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868 million ($ 76.0 million).

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

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by SIL, our wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($ 706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net of refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($ 546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.

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

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and to effect the consolidation and simplification of Vedanta's corporate structure through the Reorganisation Transactions consisting of the Amalgamation and Reorganisation Scheme and the Cairn India Consolidation. The Amalgamation and Reorganisation Scheme is also subject to certain approvals. Please see “Item 5. Operating and Financial Review and Prospects — Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

Our equity shares are listed and traded on the National Stock Exchange of India Limited (“NSE”) and the BSE Limited (“BSE”). Our equity shares have been included in BSE Sensex, a diversified index of 30 Indian stocks listed on the BSE since July 28, 2008. Our ADSs are quoted on the NYSE (NYSE: SLT).

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

Volcan Investments Limited, or Volcan holds 58.2% of the share capital and 64.9% of the voting rights of Vedanta. Volcan is a holding company, 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.”

Our capital expenditures in fiscal 2011, 2012 and 2013 were Rs. 50,016 million, Rs. 67,670 million and Rs. 57,636 million ($ 1,057.1 million) , respectively. See “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements—Capital Expenditures and Commitments” for more information.

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the copper, zinc and aluminium industries contained in this annual report is primarily derived from Wood Mackenzie company, Harbor Alumina/Bauxite Intelligence Report and other industry sources.

Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2005-06 to 2011-12), the Central Electricity Authority of India’s General Review (2004-05 to 2012-13), and the Ministry of Power website. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours or kWh.

Copper

Global Copper Market

Background

Copper consumption can be divided into three main product groups: copper wire rod, copper products and copper alloy products. According to Wood Mackenzie, the predominant use of copper has been the production of copper wire rod, which accounted for an estimated 55% of total global consumption (i.e. including scrap) and approximately 70% of primary consumption in 2012. Wire rod is consumed in five main wire and cable markets which include general and industrial cable, utility power cable, telecommunication cable, other insulated wire and winding wire.

In the global copper consumer market, the electrical and electronic products segment accounted for 34% of total copper consumption, followed by the construction segment (31%), the industrial machinery segment (13%), the transportation equipment segment (13%) and the consumer products segment (9%), as estimated by Wood Mackenzie.

The copper industry has three broad categories of producers:

•	Miners, which mine the copper ore and produce copper concentrate;

•	Custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	Integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.

Global Copper Reserves

Global copper reserves were estimated to be, as of December 31, 2012, 680 million tons, according to preliminary estimates by U.S. Geological Survey, Mineral Commodity Summaries, January 2013. Chile, Australia, Peru, United States and Mexico have the majority of copper reserves and collectively account for 63.1% of world reserves.

Reserves
(in thousand tons)
Chile	190,000
Australia	86,000
Peru	76,000
United States	39,000
Mexico	38,000
China	30,000
Russia	30,000
Indonesia	28,000
Poland	26,000
Congo	20,000
Zambia	20,000
Canada	10,000
Kazakhstan	7,000
Other countries	80,000
World Total (rounded)	680,000

Refined Copper Consumption & Production

Global refined copper consumption remained flat at 19.74 million tons in 2012 as compared to 19.75 million tons in 2011.

China was the largest end user of copper in 2012 with a global market share of 42%, taking Asia’s combined market share to 65%, followed by Europe (19%), North America (9.8%) and Latin America (4.6%).

The following table sets forth the regional consumption pattern of refined copper for 2012:

	Year Ended 31 December 2012
	Volume	%
	(thousands of tonnes, except percentages)
Africa	231	1%
China	8,204	42%
India	582	3%
Japan	1,006	5%
Asia	12,847	65%
Europe	3,733	19%
Latin America	906	5%
United States	1,777	9%
North America	1,926	10%
Others	101	—
Global Total	19,744	100%

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2013

Global refined copper production increased from 19.76 in 2011 to 20.2 million tons in 2012.

The following table sets forth the regional production pattern of refined copper for 2012:

	Year Ended December 31, 2012
	Volume	%
	(thousands of tons, except percentages)
Africa	1,097	5%
China	5,824	29%
India	680	3%
Japan	1,516	8%
Asia	9,526	48%
Europe	3,809	19%
Chile	2,891	14%
Latin America	3,776	19%
Middle East	300	1%
North America	1,262	6%
Other	440	2%
Total	20,210	100%

Source: Wood Mackenzie Metals market Service—Long Term Outlook, March 2013

China was the largest producer of refined copper in 2012 with a global market share of 29%, followed by Chile and Japan.

Pricing

Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. Copper price increased by 46.0% to $ 7,539 per ton in 2010 as a result of strong copper demand from China after global recession in 2008 and 2009, as well as low inventory levels. In 2011, copper price continued its increase to $ 8,810 per ton driven by sustained demand from emerging markets and investors’ interest in hedging against the weakening US dollar. However, 2012 average LME spot price decreased to $ 7,949 per ton.

The following table sets forth the movement in copper prices from 2003 to 2012:

	Annual Average
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	($ per ton, except percentages)
LME Cash Price	1,779	2,868	3,683	6,729	7,125	6,951	5,163	7,539	8,810	7,949
% Change	14.3	61.1	28.4	82.7	5.9	(2.4)	(25.7)	46.0	16.9	(9.8)

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2013

The last closing LME copper cash price was $ 7,509.8 per ton as of 31 March 2013.

Since 2006, treatment and refining charges have fallen significantly, reflecting a continuing tightening in the physical concentrate demand/supply balance. In 2012, spot quotes averaged $ 0.099 per pound, representing a 37.3% decline on 2011 level according to Wood Mackenzie data. For 2013, the vast majority of miners and smelters adopted the benchmark level Tc and Rc of $ 70 per ton and $ 0.07 per pound respectively. In particular, Freeport’s deal with Jinchuan, as well as Antofagasta’s Esperanza deal with Jiangxi Copper which occurred around the same time established these benchmark levels which are in turn supported by the readiness of other buyers and sellers to adopt these terms. Over the longer term, concentrate availability is projected to rise significantly, outpacing additions to smelter capacity and therefore encourage higher long term TcRc.

The following table sets forth the movement in copper spot annual average TcRc from 2003 to 2012 in nominal dollars:

	Annual Average
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	(US cents per pound, except percentages)
TcRc (30% Concentrate)	3.9	14.6	37.7	16.3	7.2	7.3	7.4	7.1	15.8	9.9
% Change	(51.3)	274.4	158.2	(56.8)	(55.8)	1.4	1.4	(4.1)	122.5	(37.3)

Source: Wood Mackenzie Global Copper Concentrate Market to 2024

Indian Copper Market

Background

The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan Copper Limited, or HCL, which was the only producer in India until 1995 and has transformed significantly with our entry and the entry of Birla Copper, now owned by Hindalco. The Indian industry can be classified into two broad categories—manufacturers of refined copper (copper cathodes) and manufacturers of copper products. Of the three manufacturers of refined copper, HCL is the only primary producer, which mines and refines copper. We and Hindalco Industries Limited, or Hindalco process primarily imported copper concentrate to produce end products such as copper bars, rods and wires.

We are one of the two custom copper smelters in India with a primary market share of 40% in fiscal 2013, according to the International Copper Promotion Council, India, or ICPCI.

Consumption Pattern

According to the World Copper Factbook 2012 by the International Copper Study Group, in 2011, India’s per capita consumption of copper (0.56kg per person) is significantly less than that of China (5.82kg per person) and other developed nations including Germany (16.32kg per person), Spain (7.89kg per person) and the United States (5.64kg per person). India’s consumption of copper is dominated by electrical, telecom, engineering, construction and transport. There is an imbalance between India’s smelting/refining capacity and its limited production capacity in copper mining. From 2009 to 2012, based on Wood Mackenzie data, Indian refined copper consumption increased at a CAGR of 1.8% while over the same period of time, copper refining output in India has decreased slightly. Wood Mackenzie expects refined copper demand in India to increase from 597,000 tons in 2013 to 968,000 tons in 2020 at a CAGR of 7%.

Pricing and Tariff

Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. The following table sets out the customs duties that were applicable on copper for the period indicated:

February 28, 2011 to present
Copper	5%
Copper concentrate	2.5%

In addition, the Finance Act (2 of 2004) of India, levies an additional surcharge at the rate of 3.0% of the total customs duty payable effective as of March 1, 2007.

Further, on March 1, 2011, the GoI announced an exemption from import duty on copper concentrate up to an amount equivalent to the customs duty leviable on the value of gold and silver contained in such copper concentrate.

Zinc

Global Zinc Market

Background

According to Wood Mackenzie, the principal use for zinc in the western world is galvanising, which involves coating steel with zinc to guard against corrosion. Galvanising, including sheet, tube, wire and general galvanising, accounted for approximately 58% of world consumption of zinc. The main end-use industries for galvanised steel products are the automobile manufacturing, domestic appliance manufacturing and construction industries, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include die-casting alloys (14%), brass semis and castings (10%) and oxides and chemicals (9%). Alloys are principally used in toys, vehicles and hardware.

The end-user market is dominated by the construction industry with 51% of global end-use zinc consumption, followed by the sectors of transport (20%), infrastructure (16%), industrial machinery (7%) and consumer products (6%), according to Wood Mackenzie.

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

For custom smelters, Tc rates have a significant impact on profitability as prices for zinc concentrate are equal to the LME price net of Tc and prices of finished zinc products are equal to the LME price plus a premium. A significant proportion of concentrates are sold under frame contracts and Tc are negotiated annually. The main conditions of the contract which are subject to negotiation are the Tcs that are expressed in US dollars per dry metric ton of concentrate and price participation (under long-term contracts). The Tc rates are influenced by the demand-supply situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.

Global Zinc Reserves

Global zinc reserves were estimated to be, as of 31 December 2012, 250 million tons, according to preliminary estimates by the U.S. Geological Survey (“USGS”). Australia, China, Peru, Mexico and India collectively account for 63.6% of world reserves.

The following table sets for the world zinc reserves:

Reserves
(in million tons)
Australia	70.0
China	43.0
Peru	18.0
Mexico	16.0
India	12.0
United States	11.0
Kazakhstan	10.0
Canada	7.8
Bolivia	6.0
Ireland	1.2
Other countries	56.0
World Total (rounded)	250.0

Source: U.S. Geological Survey (USGS), Mineral Commodity Summaries, January 2013

Zinc Consumption

Global zinc consumption grew by 1.7% in 2012. Zinc consumption increased from 12.6 million tons in 2011 to 12.8 million tons in 2012 according to Wood Mackenzie.

Asia, Europe and North America together accounted for approximately 92.7% of global zinc consumption in 2012. Turkey, Indonesia and China, followed by India, are among the fastest growing substantial zinc markets in the world with a CAGR of 13.4%, 10.8%, 10.2% and 6.3% respectively between 2008 and 2012. China and India are expected to lead future growth as well.

The following table sets forth the regional consumption pattern of refined zinc for 2012:

	Year Ended December 31, 2012
	Volume	%
	(thousands of tons, except percentages)
Europe	2,243	17.5%
China	5,606	43.8%
Rest of Asia(1)	2,197	17.2%
North America	1,216	9.4%
Latin America	640	5.0%
India	612	4.8%
Oceania	149	1.2%
Africa	146	1.1%
Total	12,809	100.0%

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2013

Zinc Supply

According to Wood Mackenzie, the five largest zinc mining countries are China (37.0%), Australia (11.1%), Peru (8.9%), India (5.6%) and the United States (5.5%) which together accounted for 68.0% of total zinc mined worldwide in 2012. The five largest zinc mining companies in 2012 were Xstrata AG (7.9%), Hindustan Zinc Limited (5.6%), Teck Cominco Limited (4.5%), Minmetals Resources Limited (3.1%) and Glencore International AG (2.8%).

With a production of 4.8 million tons of zinc in 2012, China is the largest single zinc-producing country in the world. The other major zinc producing countries South Korea (7.1%), India (5.9%), Canada (5.1%) and Japan (4.4%) account for approximately 60.9% of total global refined zinc production. The five largest zinc producing companies in 2012 were Korea Zinc Company Limited (8.7%) Nyrstar NV (8.6%), HZL (5.4%), Xstrata (5%), and Votorantim Group (4.8%), which together accounted for about 32.5% of the total zinc produced worldwide in 2012.

The following table sets forth the regional production pattern of zinc mines in 2012:

	Year Ended December 31 2012
Region	Volume	%
	(thousands of tons, except percentages)
Europe	991	7.4%
China	4,930	37.0%
Rest of Asia(1)	999	7.5%
North America	1,366	10.1%
Latin America	2,515	18.9%
India	741	5.6%
Oceania	1,482	11.1%
Africa	316	2.4%
Total	13,340	100.0%

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2013

The following table sets forth the regional production pattern of refined zinc in 2012:

	Year Ended December 31 2012
Region	Volume	%
	(thousands of tons, except percentages)
Europe	2,354	18.7%
China	4,833	38.4%
Rest of Asia(1)	2,109	16.7%
North America	898	7.2%
Latin America	974	7.7%
India	745	5.9%
Oceania	498	4.0%
Africa	180	1.4%
Total	12,591	100.0%

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2013

Pricing

Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven.

Significant price decrease in 2008 and 2009 have resulted in a large number and volume of mine production cuts and closures, which, along with the economic rebound in 2010, pushed the zinc price to $2,158 per ton, an increase of 30.1% over 2009. In 2011, zinc price increased to $2,190 per ton, an increase of 1.5%, due to a paradox situation of high refined stock coupled with a high price environment, which can be attributed to the acceptance of refined zinc as an asset class. Sustained high stock level in 2012, coupled with continuing European sovereign and economics issues, resulted in overall zinc price of $1,948 per ton for the year.

The following table sets forth the movement in zinc prices from 2003 to 2012:

	Year Ended December 31
Zinc Prices	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	($ per ton, except percentages)
LME Cash Price	828	1,048	1,381	3,272	3,248	1,870	1,658	2,158	2,190	1,948
% Change	6.4	26.5	31.8	136.9	(0.7)	(42.4)	(11.3)	30.1	1.5	(11.1)

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2013

The last closing LME zinc cash price was $ 1,870.5 per ton as of 31 March 2013.

Indian Zinc Market

Background

India holds substantial zinc resources – according to the Indian Minerals Yearbook 2011, India held around 36.7 million tons in zinc resources as on April 1, 2010. The USGS estimates India’s zinc reserves to be around 12 million tons, making it the fifth largest country in terms of zinc reserves globally. The Indian zinc industry has only two producers. The leading producer is our majority-owned subsidiary, HZL, which had an 82.0% market share in India in fiscal 2013, according to the Indian Lead and Zinc Development Association, or ILZDA. The other producer is Binani Zinc Limited (“Binani Zinc”), with a 5% Indian market share in terms of sales volume in fiscal 2013.

Consumption Pattern

According to Wood Mackenzie, consumption of refined zinc in India reached 612,000 tons during 2012. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 75.0% of total consumption.

Wood Mackenzie forcasts Indian refined zinc demand to increase at a CAGR of 6% from 637,000 tons in 2013 to 960,000 tons in 2020.

Pricing and Tariff

Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal.

The following table sets out the customs duties that were applicable on zinc for the periods indicated:

January 3, 2009 to present
Zinc	5.0%

In addition, the Finance Act (2 of 2004) of India levies an additional surcharge at the rate of 3.0% of the total customs duty payable.

Market Outlook

Global zinc outlook

According to Wood Mackenzie, zinc demand from the developing world is forecast to continue its growth at a CAGR of 6.7% between 2013 and 2016, to be led by Chinese economic growth. Coupling with contribution from mature economies’ growth (US in particular, albeit partially offset by European contraction), global zinc consumption is expected to expand at a CAGR of 4.5% between 2012 and 2015.

China’s zinc consumption will continue to drive the global zinc demand growth based on Wood Mackenzie’s forecast. The total consumption of slab zinc in China is expected to grow from 5.6 million tons in 2012 to 7.1 million tons in 2015. That would translate to China’s consumption growth at a CAGR of 7.8% between 2012 and 2015, which compares to global consumption growth at a CAGR of 4.5% for the same period and to the world (excluding China consumption growth) at an expected CAGR of 1.9% for the same period.

According to Wood Mackenzie, between 2012 and 2030, twenty-two new zinc mines will enter production adding almost 1.0 million tons per annum at peak output. The average size of these operations is quite modest at around 45,000 tons per annum although five are substantial, Bisha (Eritrea), Dugald River (Australia), Kyzyl Tashtygskoe (Russia), Perkoa (Burkina Faso) and Velardena (Mexico). Expansions or production creep at sixty mines globally will add 0.9 million tons per annum. One hundred and thirty-two existing producers are forecast to close on reserve depletion by 2030 for the loss of 6.0 million tons per annum. and twenty-two mines which produced 3.3 million tons per annum in 2012 will produce only 2.7 million tons per annum by 2030 for a loss of 0.6 million tons per annum output by attrition.

Indian zinc outlook

The Indian market is expected to remain positive, with strong growth in key user segments such as sheet galvanizing and zinc alloys for the construction segment. Indian zinc demand is expected to grow in the next few years based on a positive gross domestic product forecast, at a CAGR of 6.0% between 2013 and 2020 based on Wood Mackenzie’s forecast. The key components for growth are the ongoing and upcoming infrastructure projects, telecom and power projects and automobile sector.

Aluminium

Global Aluminium Market

Background

Aluminium is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses.

The raw material from which aluminium is produced is bauxite, which is a very common mineral found mainly in tropical regions. It normally occurs close to the surface and can be mined by open-pit methods. The bauxite is refined into alumina. Typically, the alumina content in bauxite ranges from 35% to 60%. There are several different types of bauxite, and alumina refineries are usually designed to treat a specific type. The majority of alumina refineries are therefore integrated with mines.

The importance of different sectors in aluminium demand varies significantly between developed and developing nations. In mature economies, transport plays a more important role in aluminium demand than construction. As estimated by Wood Mackenzie, in 2012, the four largest sectors of end-uses for aluminium in mature economies like Germany, Japan, North America and South Korea were transport (36%), packaging (21%), construction (14%) and electrical (6%). In comparison, in 2012, the four largest sectors of end-uses for aluminium in China were transportation (31%), followed by construction (23%), electrical (21%) and consumer goods (9%).

Aluminium consumption

Based on Wood Mackenzie data, world primary aluminium consumption increased from 35.1 million tons in 2009 to 46.4 million tons in 2012, at a CAGR of 9.7%. The growth was primarily due to increased demand in China, which accounted for 45.2% of total global consumption in 2012. Between 2009 and 2012, China’s demand for primary aluminium increased at a CAGR of 14.8%, compared to an increase of 6.1% for world demand excluding China. In comparison, the CAGR in demand in each of Europe and North America between 2009 and 2012 was 4.1% and 7.7%, respectively, reflecting the impact of a relatively slower economic growth in these regions.

The following table sets forth the regional consumption of primary aluminium in 2012:

	Fiscal Year Ended December 31 2012
Region	Volume	%
	(thousands of tons, except percentages)
China	20,972	45.2%
Europe	7,697	16.6%
Rest of Asia(1)	6,688	14.4%
North America	5,893	12.78%
Latin America	2,139	4.6%
India	1,919	4.1%
Africa	562	1.2%
Oceania	492	1.1%
Total	46,362	100.0%

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2013

Aluminium supply

Aluminium production has become increasingly more concentrated in recent years, with the leading ten producers accounting for 49.7% of world primary aluminium production in 2012 as reported by Wood Mackenzie. The five largest primary aluminium producing companies are RUSAL Ltd. (“UC RUSAL”) (8.8%), Alcoa Inc. (“Alcoa”) (7.6%), Aluminium Corporation of China Limited (“CHALCO”) (7%), Rio Tinto Alcan (7.3%), and China Power Investment (“China Power”) (3.8%), which together accounted for approximately 34.5% of the total primary aluminium produced worldwide in 2012.

Global production of primary aluminium increased from 37.5 million tons in 2009 to 47.9 million tons in 2012, at a CAGR of 8.5%. In 2012, North America, Europe and China together accounted for approximately 73.7%, with China alone accounting for 46.3%, of global primary aluminium production.

The following table sets forth the regional production of primary aluminium in 2012:

	Fiscal Year Ended December 31 2012
Region	Volume	%
	(thousands of tons, except percentages)
China	22,200	46.3%
Europe	8,241	17.2%
Rest of Asia(1)	5,018	10.5%
North America	4,851	10.1%
Oceania	2,187	4.6%
Latin America	2,051	4.3%
India	1,708	3.6%
Africa	1,640	3.4%
Total	47,896	100.0%

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2013

Notwithstanding the rise in aluminium production and capacities in the region, aluminium supplies in Asia remains lagging behind demand, resulting in a supply deficit of 0.7 million tons during 2012. During this period, China had a surplus of 1.2 million tons while the rest of Asia had a deficit of 1.9 million tons. In particular, India has experienced a widening deficit increasing from 0.1 million tons in 2010 to 0.2 million tons in 2012. Despite increased production capacities in Asia, the demand-supply gap is likely to remain at similar levels given the strong demand growth expected in these markets.

Alumina

Alumina is a key raw material for aluminium production. Generally it takes two tons of alumina to produce one ton of primary aluminium. According to data compiled by Wood Mackenzie, in 2012, the five largest alumina producing companies are CHALCO (13.1%), Alcoa (10%), Rio Tinto Alcan (9.6%), UC RUSAL (7.3%), Alumina Limited (6.1%) and Xinfa Aluminium Electrical (6%), which together accounted for approximately 52.1% of the total alumina produced worldwide in 2012.

The following table sets forth the regional production of alumina in 2012:

	Fiscal Year Ended December 31 2012
Region	Volume	%
	(thousands of tons, except percentages)
China	42,500	41.6%
Oceania	21,558	21.1%
Latin America	14,066	13.8%
Europe	10,899	10.8%
North America	6,061	5.9%
India	3,809	3.7%
Rest of Asia(1)	3,061	3.0%
Africa	150	0.1%
Total	102,104	100.0%

(1)	Rest of Asia is Asia excluding China and India but including the Middle East.

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2013

The sharp increase in alumina demand from aluminium production in 2010 turned the global alumina market from a surplus in 2009 to a deficit in 2010. Following the expansion in alumina refinery capacity, the global alumina market returned to a surplus in 2011 and 2012. The following table sets forth the estimated global demand-supply balance for alumina from 2009 to 2012:

	Fiscal Year Ended December 31
	2009	2010	2011	2012
	(thousands of tons)
Global Alumina Surplus/(Deficit)	296	(794)	1,323	2,010

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2013

Bauxite

Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0 to 3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from the USGS as reported in January 2013, Guinea has the largest bauxite reserves in the world (26.4%), followed by Australia (21.4%), Brazil (9.3%), Vietnam (7.5%), Jamaica (7.1%) and Indonesia (3.6%).

The table below sets forth the world reserves:

Reserves
(million tons):
Guinea	7,400
Australia	6,000
Brazil	2,600
Vietnam	2,100
Jamaica	2,000
Indonesia	1,000
India	900
Guyana	850
China	830
Greece	600
Suriname	580
Venezuela	320
Russia	200
Sierra Leone	180
Kazakhstan	160
United States	20
Other countries	2,260
World total (rounded)	28,000

Source: U.S. Geological Survey (USGS), Mineral Commodity Summaries, January 2013

According to the USGS, global production of bauxite was expected to reach 263 million tons in 2012, representing a 1.5% increase year on year. Australia, China, Brazil, Indonesia and India are the largest bauxite producing countries, representing 77.9% of world’s total production in 2012.

Pricing

Aluminium is an LME traded metal. It is either sold directly to consumers or on a terminal market. The price is based on LME price but producers are also able to charge a regional price premium, which generally reflects the cost of obtaining the metal from an alternative source.

Alumina prices are negotiated on an individual basis between buyers and sellers but are usually determined by reference to the LME price for aluminium. The negotiated agreements generally take the form of long-term contracts, but fixed prices can be negotiated for shorter periods and a relatively small spot market also exists.

The following table sets forth the movement in aluminium and alumina prices from 2003 to 2012:

	Fiscal Year Ended December 31
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	($ per ton, except percentages)
Aluminium(1)
LME Cash Price	$1,432	$1,716	$1,897	$2,566	$2,639	$2,571	$1,667	$2,173	$2,395	$2,019
% Change	6.1	19.9	10.5	35.3	2.8	(2.6)	(35.2)	30.3	10.2	(15.7)
Alumina
Spot Price(1)	$283	$420	$468	$420	$353	$362	$245	$333	$374	$319
% Change	92.0	48.3	11.3	(10.1)	(16.0)	2.5	(32.2)	35.6	12.5	(14.9)
Alumina/Aluminium(%)	19.8	24.5	24.6	16.4	13.4	14.1	14.7	15.3	15.6	15.8

(1)	Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2013

While aluminium prices have risen by 41.1% from 2003 to 2012, alumina prices have risen by 12.5% during the same period. Between 2011 and 2012, aluminium prices have decreased by around 15.7% while alumina prices fell by around 14.9% as a result of weakness in the global macroeconomy.

Indian Aluminium Market

Background

India has been producing primary aluminium since 1938, and over the years, the model that prevailed was of fully integrated operations with access to bauxite, alumina and power. As this model consolidated, the corporate structure of the aluminium industry also changed, with smaller regional producers being absorbed or merged to form larger integrated players with international presence and, in the case of the Company, an international listing.

India possesses considerable bauxite resources, estimated at 3.5 billion tons in 2011, according to the Indian Minerals Yearbook. In Orissa, according to Indian industry sources, bauxite reserves are estimated to be 1.3 billion tons, with large reserves in Panchpatmali, Pottangi and Baphalimali. In Andhra Pradesh, there are 0.6 billion tons, with large bauxite concentrations in Saparla and Jarella. At current extraction rates, these two states alone have the equivalent of over 200 years’ of Indian requirements. Even using the more conservative the USGS reserve estimate, India has reserves equivalent to almost 70 years at current output. According to the USGS, India has the seventh largest reserves of bauxite ore in the world, with total recoverable reserves estimated at 900 million tons. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminium producers.

Supply and demand

There are currently five refineries and five smelters operating in India, owned by four producing companies: 87% state-owned Nalco, privately held Hindalco, Vedanta Aluminium and BALCO, which is owned 49% by the Indian government and 51% by us.

The aluminium industry in India has traditionally been largely self-sufficient. Up until 2009, primary aluminium production has kept pace with demand, with the country being a small net exporter. Following a growth in aluminium demand, India has experienced supply deficit in primary aluminium since 2010 according to the estimates by Wood Mackenzie. The majority of aluminium produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates. According to Wood Mackenzie, aluminium consumption in India grew at a CAGR of 9.1% between 2009 to 2012, backed by strong growth in the electricity, transportation, industrial and infrastructure sectors. Wood Mackenzie forecasts aluminium consumption in India to grow from 2.1 million tons in 2013 to 3.8 million tons in 2020, at a CAGR of 9%.

Pricing and tariff

Domestic aluminium prices track global price trends as producers usually price the metal at a marginal discount to the landed cost of imported metal. Though value-added product prices also track metal price movement, they usually have relatively less volatility and command a premium reflecting the degree of value addition and quality, as indicated by the brand.

The following table sets out the customs duties that were applicable for the periods indicated:

January 3, 2009 to present
Aluminium	5%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable, which has been further increased to 3% of the total customs duty payable effective 1 March 2007.

Pursuant to a notification dated 1 March 2013, a customs duty of 10% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Market Outlook

Global aluminium outlook

According to Wood Mackenzie, global primary aluminium production is forecasted to increase by 8.6% in 2013, to 52.0 million tons, with China contributing 69.5% of the increase while primary aluminium consumption is projected to increase by an average of 6.9% per year in the period from 2012 to 2016 before slowing down to an average long term growth rate of 4.0% per year.

Collectively, Wood Mackenzie expects the aluminium market to remain in surplus until the end of the decade as supply outpaces consumption. The largest supply glut is projected to take place around 2013-2016 when production will exceed consumption by 12 million tons, putting pressure on the LME aluminium price which Wood Mackenzie forecasts to stay at around $2,000 per ton until 2017.

Indian aluminium outlook

India is the fastest growing aluminium market in Asia (excluding China) and according to Wood Mackenzie, primary aluminium consumption in India is expected to grow at a CAGR of 8.9% on average from 2013 to 2020 to reach 3.6 million tons, fuelled by India’s demand for housing, retail and office space. In terms of cash costs, India is reasonably well placed globally in primary smelting, lying at the lower end of the second quartile, compared to China, which occupies most of the fourth quartile. Indian smelters form part of integrated chains, stretching back to bauxite, alumina and forward into semi-fabricating operations. Indian smelters are also endowed with their own captive power plants and favourable labour costs.

Over the medium term, there will be fewer incentive policies such as those encouraging purchases of new vehicles, but a number of multiannual government expenditure plans will underpin demand in the coming years. The power sector, for instance, will continue to support aluminium demand as village electrification plans carry on. Infrastructure investment will fuel housing investment over the coming three years.

Commercial Power Generation Business

Organisation of the Power Industry

Overview of the Indian Power Sector

A key risk to the continued growth of the Indian economy is inadequate infrastructure. Infrastructure investment in India is on the rise, but growth may be constrained without further improvements. The GoI has identified the power sector as a key sector of focus to promote sustained industrial growth.

The current revised power generation capacity target for the Twelfth Five-Year Plan (i.e. from April 2012 to March 2017) is 88,537 MW. As of 31 March 2013, capacity addition achieved over the 12th Plan has been 27% of the target addition or 23,467 MW. The total installed power generation capacity in India was 223,344 MW as of 31 March 2013. According to the CEA Monthly Review published in March 2013, the total provisional energy deficit and peak power deficit for March 2013 was approximately 8.6% and 7.4%, respectively.

Industry Demand-Supply Overview

The Indian power sector has historically been characterised by energy shortages which have been increasing over the years. The following table sets forth the peak and energy shortages of power in India from April 2007 to March 2013:

	Peak				Energy
Period	Demand	Supply	Shortage		Demand	Supply	Shortage
	(MW)	(MW)	(MW)	(%)	(MU)	(MU)	(MU)	(%)
2007-08	108,866	90,793	18,073	16.6	739,345	666,007	73,338	9.9
2008-09	109,809	96,785	13,024	11.9	777,039	691,038	86,001	11.1
2009-10	119,166	104,009	15,157	12.7	830,594	746,644	83,950	10.1
2010-11	122,287	110,256	12,031	9.8	861,591	788,355	73,236	8.5
2011-12	130,006	116,191	13,815	10.6	937,199	857,886	79,313	8.5
2012-13	135,453	123,294	12,159	9.0	995,500	908,574	86,926	8.7

Source: CEA Monthly Review, March 2013

Regional Demand-Supply Overview

The following table displays the provisional peak and normative power shortages in India for the period April 2012 to March 2013 across different regions in India:

Region	Energy Requirement	Deficit	Peak Demand	Deficit
	(MU)	(%)	(MW)	(%)
Northern	300,616	(9.2)	45,860	(8.9)
Western	293,929	(3.3)	40,075	(1.5)
Southern	281,792	(15.5)	37,638	(16.1)
Eastern	107,573	(4.6)	16,655	(7.4)
North Eastern	11,590	(7.3)	1,998	(6.7)
All India	995,500	(8.7)	142,226	(9.0)

Source: (1) CEA Power Scenario at a Glance, November 2012

(2) CEA Monthly Review, March 2013

Energy deficit varies widely across India, with the Southern region having the highest peak energy shortages followed by the Northern region.

Large Energy Deficit Results in Low Per Capita Consumption of Electricity

Due to inadequate supply and distribution infrastructure, the per capita consumption of energy in India is extremely low in comparison to most other parts of the world. The following chart shows per capita consumption of energy in 2010 in various developed and developing countries.

Source: IEA Key World Energy Statistics, 2012

Installed Capacities

As of March 31, 2013, India’s power system had an installed generation capacity of approximately 223,344 MW, with the Central Power Sector Utilities of India, accounting for approximately 29.3% of total power generation capacity, while the various state entities and private sector companies accounted for approximately 39.9% and 30.8%, respectively.

MW	Central	State	Private	Total	Share of Total
Thermal	51,121	57,939	42,471	151,531	67.8%
Hydro	9,459	27,437	2,595	39,491	17.7%
Nuclear	4,780	—	—	4,780	2.1%
Renewable Energy Source	—	3,748	23,794	27,542	12.4%
Total	65,360	89,124	68,860	223,344	100.0%

Source: CEA Monthly Review, March 2013

According to the CEA Monthly Review March 2013, approximately 68% of India’s total power generation capacity consists of thermal sources as at 31 March 2013. The predominance of thermal electricity sources in India can be attributed to the fact that India has large thermal coal resources. According to the Indian Minerals Yearbook 2011, India held approximately 286 billion tons and 41 billion tons in coal and lignite resources respectively, as on April 1, 2011, and it was the third largest country thermal coal producing country after China and the United States of America at the end of 2012.

Future Capacity Additions

According to the Integrated Energy Policy (“IEP”) report dated August 2006 issued by the GoI Planning Commission, India would require total installed capacity of 306 GW and 425 GW and might have a peak demand of 226 GW and 323 GW by fiscal 2017 and fiscal 2022 respectively at 8.0% annual GDP growth. Requirements may be much higher if India is able to achieve a GDP growth rate of higher than 8.0% (Source: IEP, Expert Committee on Power). The following table sets forth the additional capacity required by 2017 and 2022 under different GDP growth rate scenarios:

	Assumed GDP Growth	Electricity Generation Required	Peak Demand	Installed Capacity
	(%)	(BU)	(GW)	(GW)
By fiscal 2017	8.0	1,524	226	306
	9.0	1,687	250	337
By fiscal 2022	8.0	2,118	323	425
	9.0	2,438	372	488

Source: IEP Report, Expert Committee on Power

Transmission and Distribution

In India, the transmission and distribution system is a three-tier structure comprising regional grids, state grids and distribution networks. The five regional grids, structured on a geographical contiguity basis, facilitate transfer of power from a power surplus state to a power deficit state. The regional grids also facilitate the optimal scheduling of maintenance outages and better co-ordination between the power plants. The regional grids shall be gradually integrated to form a national grid, whereby surplus power from a region could be transferred to another region facing power deficits, thereby facilitating a more optimal utilisation of the national generating capacity. Most inter-regional and interstate transmission links are owned and operated by the Power Grid Corporation of India Limited (“PGCIL”) though some are jointly owned by the SEBs. PGCIL is the central transmission utility of India and possesses one of the largest transmission networks in the world. Approximately 50% of the total generating capacity in India is transmitted through PGCIL’s system, according to the company’s disclosures.

PGCIL is working towards establishment of an integrated national power grid, in a phased manner, in order to strengthen the regional grids and to support the generation capacity addition programme. The existing inter-regional power transfer capacity of 27,950 MW (as of March 2012) is expected to be enhanced to 63,000 MW by 2017. Based on the expected generation capacity addition in the Twelfth Five-Year Plan, an investment of approximately Rs. 1,000 billion, Rs. 550 billion and Rs. 250 billion is envisaged in central, state and private sectors respectively (Source: Report of the Working Group on Power for Twelfth Five-Year Plan (2012-17), January 2012).

State grids and distribution networks are primarily owned and operated by the respective SEBs or state governments (through state electricity departments). State distribution networks are managed at the state level and continue to be affected by high aggregate technical and commercial losses, or “AT&C” losses estimated to be approximately 26.15% in 2010-11, which implies that 26.15% of power entering the system is lost during distribution (Source: CEA Monthly Review, March 2013). A direct consequence of the high AT&C losses is the poor financial condition of SEBs, thereby constraining the SEBs from making any meaningful investments in generation and in upgrading the transmission and distribution, or “T&D” network. All India T&D losses for the same period stood at 23.97% (Source: CEA Monthly Review, March 2013).

With the enactment of the Indian Electricity Act, 2003 and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognised as an independent activity. Power distribution in the States of Delhi and Orissa has been privatised and distribution networks are now operated by private utilities companies such as Tata Power, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited, and a number of other distribution companies.

In India, transmission sector has grown from a capacity of 52,034 CKms during the 6th fifth-year plan (as of 31 March 1985) to 258,697 CKms currently (as of 31 March 2013). (Source: CEA Monthly Review, March 2013)

Power Trading

Historically the main suppliers and consumers of bulk power in India have been the various government controlled generation and distribution companies who typically contracted power on a long term basis by way of PPAs with regulated tariffs. However, in order to encourage the entry of merchant power plants and private sector investment in the power sector, the Electricity Act recognised power trading as a distinct activity from generation and T&D activities, and has facilitated the development of a trading market for electricity in India by providing for open access to transmission networks at normative charges. Power trading involves the exchange of power from suppliers with surpluses to suppliers with deficits. Seasonal diversity in generation and demand, as well as the concentration of power generation facilities in the resources-rich Eastern region of India, has created ample opportunities for the trading of power. Recent regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity. Several entities have started trading operations or have applied for trading licenses. With the aid of the reforms, the volume of power traded as well as its traded price has grown rapidly over the last few years. The following graph and table shows the increasing volume of power traded in India for the periods indicated:

Source: Central Electricity Regulatory Commission, Monthly Reports on Short-term Power Market in India

Indian Energy Exchange

Indian Energy Exchange (“IEX”) is India’s first nation-wide automated and online electricity trading platform. IEX seeks to catalyse the modernisation of electricity trade in India by allowing trading through a technology enabled platform. On June 9, 2008, IEX received CERC approval to begin operations. IEX is a demutualised exchange set up to enable efficient price discovery and price risk management in the power trading market, offering a broader choice to generators and distribution licensees for sale and purchase of power facilitating trade in smaller quantities, and enabling participants to adjust their portfolio as a function of consumption or generation. The total volume of electricity traded on IEX amounted to 1,975.42 million units in February 2013 which is about 35% of the total short term transactions done through bilateral contracts and power exchanges (Source: Central Electricity Regulatory Commission: Monthly Report on Short-term Transactions of Electricity in India, February 2013).

Power Exchange India Limited

Power Exchange India Limited (“PXIL”) is a fully electronic nation-wide exchange for trading of electricity. It has been promoted by two of India’s leading exchanges, NSE and National Commodities & Derivatives Exchange Limited. PXIL received regulatory approval to begin operations from the CEA on September 30, 2008, and began its operations on October 22, 2008. The total volume of electricity traded on PXIL amounted to 36.97 million units in February 2013 which is about 1% of the total short term transactions done through bilateral contracts and power exchanges (Source: CERC Monthly Report, February 2013).

OUR BUSINESS

Overview

We are one of India’s largest diversified non-ferrous metals and mining company. Our business is principally located in India. We have operations in Australia, United Arab Emirates, South Africa, Namibia and Ireland and have over 13,000 employees worldwide. We are primarily engaged in copper, zinc, aluminium and commercial power generation businesses and are also developing and acquiring port operation businesses and infrastructure assets. We have experienced significant growth in recent years through our various expansion projects for our copper, zinc and aluminium businesses and the acquisition of the Zinc International business. We believe our experience in operating and expanding our businesses in India will allow us to capitalise on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labour and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals and power.

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite and to effect the consolidation and simplification of Vedanta's corporate structure through the Reorganisation Transactions consisting of the Amalgamation and Reorganisation Scheme and the Cairn India Consolidation. The Amalgamation and Reorganisation Scheme is also subject to certain approvals. Please see “Item 5. Operating and Financial Review and Prospects – Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

We are one of the two custom copper smelters in India with a 40% primary market share by sales volume in fiscal 2013, according to the ICPCI.

We are also the leading and only integrated zinc producer with a 82.0% market share by sales volume of the Indian zinc market in fiscal 2013, according to the ILZDA, and one of the four primary producers of aluminium with a 17.0% primary market share by production volume in India in fiscal 2013, according to the Alumium Association of India or AAI.

Copper Business

Our copper business is principally one of custom smelting. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. According to Wood Mackenzie, our Tuticorin smelter was one of the world's largest, in terms of production volumes in 2012. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements.

Zinc Business

Our fully-integrated zinc business is owned and operated by HZL. In 2012, HZL was one of the top five lead mining companies based on production volumes and in the lowest cost quartile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the fourth largest smelter in the world on a production basis worldwide in 2012, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one lead-zinc smelter, four sulphuric acid plants, one silver refinery and six captive power plants in northwest India, and processing and refining facilities for zinc at Haridwar and for zinc, lead and silver at Pantnagar, both in state of Uttarkhand in northern India. HZL mines supply almost all of its concentrate requirements and also exports surplus zinc and lead concentrates.

In addition our Zinc-International business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

Aluminium Business

Our aluminium business is primarily owned and operated by BALCO in which we have a 51.0% ownership interest BALCO, with the remainder owned by the GoI. BALCO, one of the four primary producers of aluminium in India, had a 17.0% primary market share by production volume in India in fiscal 2013 according to AAI. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, two captive power plants and refining, smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer. BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. In addition, BALCO is constructing a thermal coal-based 1,200 MW captive power facility in the State of Chhattisgarh, which is awaiting final stage approval. BALCO has commenced the setting up of 325,000 tpa aluminium smelter, which is expected to be completed for first metal tapping by the third quarter of fiscal 2014.

In addition, we are expanding our aluminium business through Vedanta Aluminium. We hold a 29.5% non-controlling interest in Vedanta Aluminium, a 70.5% owned subsidiary of Vedanta. Vedanta Aluminium has started with a 1.0 million tpa alumina refinery at Lanjigarh, which was commissioned in March 2010 and produced 527,052 tons of alumina in fiscal 2013.

In addition, Vedanta Aluminium has completed the construction of a greenfield 500,000 tpa aluminium smelter, together with an associated 1,215 MW coal-based captive power plant, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. All nine units of 135 MW have been commissioned. The metal production for fiscal 2013 was 527,037 tons and the net generation of the captive power plant was 7,916 million units.

Power Business

In respect of our power business, Sterlite Energy has completed building a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. All the four units are operational. In September 2006, Sterlite Energy entered into a PPA with Grid Corporation of Orissa Limited, a nominee of the state government of Orissa (“GRIDCO”). The PPA was amended in August 2009, pursuant to which GRIDCO was granted the right to purchase up to 25% of the installed capacity of the power plant (after adjustments for auxiliary consumption by Sterlite Energy), equal to approximately 561 MW. In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. Our commercial power generation business also includes the 274 MW of wind power plants commissioned by HZL and the 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminium smelter at Korba on June 5, 2009.

Strategy

Our goal is to generate strong financial returns and become one of the top diversified natural resources company in the world. Our strategy is to continue to grow our business by completing our existing expansion projects as well as setting up new greenfield and brownfield projects. We intend to take advantage of our low-cost base, expand our position in India as a supplier of copper, zinc and aluminium products and further develop our exports of these products. We are also leveraging our experience in building and managing captive power plants in developing the commercial power generation business in India and will continue to closely monitor the Indian resource markets in our existing lines of business as well as new opportunities such as iron ore and coal. Key elements of our strategy include:

Continuing focus on asset optimization and reducing the cost of production

According to Wood Mackenzie, HZL is in the lowest cost quartile in terms of all zinc mining operations worldwide and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

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

•

securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal for use in power plants, such as the coal block allocations of 211.0 million tons we received from the Ministry of Coal for use in BALCO’s captive power plants, 31.5 million tons received from the Madanpur Coal Block for use in HZL's captive power plants and 112.2 million tons from the Ministry of Coal to support Sterlite Energy’s plants. These allocated coal blocks are regarded as non-reserve coal deposits;

•	seeking access to bauxite mines for Vedanta Aluminium;

•

seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals. For example, silver is a by-product of lead while sulphuric acid is a by-product of zinc and lead;

•

reducing greenhouse gas emissions from our operations through various projects, including for example our recent installation of a back pressure turbine for utilizing waste gases of the roaster plant at one of our zinc smelters at Chanderiya;

•	Our two wind power projects at Gujarat and Karnataka have also been registered for carbon emission reduction credits.

Recent successes as a result of these initiatives include:

•	increased zinc production volumes from fiscal 2011 to fiscal 2013;

•	increase in BALCO’s production from 160,665 tpa of rods in fiscal 2011 to 179,986 tpa of rods in fiscal 2013;

•	increase in reserves at HZL from 96.73 million tons as of March 31, 2011 to 109.7 million tons as of March 31, 2013; and

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

As of March 31, 2013, we had total production capacities of 405,000 tpa of copper cathodes, 879,000 tpa of zinc, 185,000 tpa of lead and 245,000 tpa of aluminium. We believe we have made significant progress towards achieving this goal, though there can be no assurance that we will be able to achieve such production capacity for each of our businesses.

Leveraging our project execution and operating skills and experience in building and managing captive power plants to run/ develop a commercial power generation business

The demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind other leading developed and emerging economies by a large margin. India has large thermal coal resources and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation, among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and managing captive power plants, and by applying our mining experience to the mining of the coal blocks we are seeking to have allotted to us to reduce the costs of our proposed commercial power generation business, we can compete successfully in this business. In addition, we believe that our entry into the commercial power generation business will allow us to establish ourselves and gain specific experience in coal mining as the power industry is one of only three industries in India, the others being iron or steel and cement, where captive coal mining by non-governmental entities is permitted. We believe this would help position us to more broadly enter the coal mining business if it is eventually opened to entry by non-governmental entities as part of a GoI deregulation initiative. See “—Our Commercial Power Generation Business.”

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

Continuing to add reserves and resources for long-term value

Our acquisitions of HZL, BALCO, Skorpion, Lisheen, Black Mountain Mining, have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses in India and elsewhere, including through government privatisation programmes, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. We also intend to continue to seek out new exploration opportunities for future growth. By selecting opportunities for growth and acquisition carefully and leveraging our skills and experience, we seek to continue to expand our business while maintaining a strong balance sheet and investment grade credit profile.

Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group

We have consolidated and are continuing to seek to increase our direct ownership of our underlying businesses to simplify and derive additional synergies and better align cash flows and debt as an integrated group by consolidating our group structure and integrating our operations.

For example, we announced a series of transactions on February 25, 2012, to effect the consolidation of Vedanta, including an all-share merger of Sesa Goa and Sterlite to create Sesa Sterlite and a simplification of Vedanta's corporate structure.

See “Item 5. Operating and Financial Review and Prospects—Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

We own majority ownership interests in BALCO and HZL and have offered to acquire the remaining shares of both BALCO and HZL from the GoI. To date, these offers have not been accepted by the GoI and therefore, there is no certainty that these acquisitions will proceed. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The GoI has disupted our exercise of the call option to purchase GoI’s remaining shares in HZL, and hence, the option might not be enforceable” and “— Options to Increase Interests in HZL and BALCO.”

Basis of Presentation of ore reserves

The reported reserves are defined as being either “ore reserves” if reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and ore reserves, 2004 Edition, prepared by the Joint ore reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”) or “mineral reserves” if reported in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves which sets out minimum standards, recommendations and guidelines for public reporting of exploration results, Mineral Resources and Mineral Reserves in South Africa (the “SAMREC Code”). The meanings and definitions are the same. For convenience, we have standardised the term “ore reserves”. The results are reported in compliance with Industry Guide 7 of the US Securities and Exchange Commission, or the SEC.

The reported ore reserves of each mine, are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers.

•	The ore reserves of CMT’s copper mines are derived from management estimates as of March 31, 2013 and reviewed by SRK Consulting (Australia) Pty Ltd as of March 31, 2013.

•	The ore reserves of HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayar mines were reviewed by SRK Consulting (UK) Limited as of March 31, 2013.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine are derived from management estimates as of March 31, 2013.

•	The ore reserves of Lisheen’s Lisheen mine are derived from management estimates as of March 31, 2013.

•	The ore reserves of Skorpion's Skorpion mine are derived from management estimates as of March 31, 2013.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were reviewed by Geo Solutions Private Limited as of March 31, 2013.

An “ore reserve” is the economically mineable part. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proven ore reserves.

In addition to the ore reserves we have identified further mineral deposits as either extensions of or additions to its existing operations that are subject to ongoing exploration and evaluation.

Our Copper Business

Overview

Our copper business is principally one of custom smelting and includes a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in southern India, a refinery and two copper rod plants at Silvassa in western India, a precious metal refinery, commissioned in March 2009, that produces gold and silver, a doré anode plant and a copper rod plant commissioned in May 2010, at Fujairah in the UAE. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provided approximately 7.75% of our copper concentrate requirements in fiscal 2013.

As a custom smelter, we buy copper concentrate at LME-linked prices for copper less a TcRc that is negotiated with suppliers. We sell refined copper at LME-linked prices in the domestic and export markets. We receive a discount from our suppliers, in the form of a TcRc, which is influenced by global copper concentrate demand, supply of copper smelting and refining capacity, LME trends, LME-linked price participation and other factors. We source our concentrate from various global suppliers and our Australian mine, Mt. Lyell.

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

Sulphuric Acid

We produce sulphuric acid at our sulphuric acid plant through conversion of sulphur dioxide gas that is generated from the copper smelter. A significant amount of the sulphuric acid produced at the Tuticorin smelter is consumed by our phosphoric acid plant in the production of phosphoric acid, and the remainder is sold to fertilizer manufacturers and other industries.

Phosphoric Acid

We produce phosphoric acid at our phosphoric acid plant by chemical reaction of sulphuric acid and rock phosphate, which we import. Phosphoric acid is sold to fertilizer manufacturers and other industries.

Anode Slime

We produce anode slimes from the copper refining process that contain gold and silver which we currently sell to Fujairah and third parties. We sell the anode slimes to Fujairah Gold FZE as the doré anode plant has been shifted to our precious metal refinery at Fujairah.

Other By-products

Gypsum is a by-product of our phosphoric acid operations which we sell to third parties.

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. Approximately 7.75% of our copper concentrate was sourced from our own mine in Tasmania, Australia in fiscal 2013. All of the copper concentrate used in our operations, whether from our own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to our Tuticorin smelter.

Delivery to Customers

The copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products such as gypsum are shipped for export or transported by road to customers in India.

Principal Facilities

Our Copper Mine

The following map shows the location of the Mt. Lyell mine in Tasmania:

Overview

The Mt. Lyell mine is located at Queenstown on the west coast of Tasmania, Australia. It comprises an underground copper mine and a copper processing facility and is owned and operated by CMT. The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 1M95 and 5M95 granted by the state government of Tasmania. Mining Lease 1M95 was granted on January 1, 1995 for a period of 15 years and Mining Lease 5M95 was granted on February 1, 1995 for a period of 14 years and 11 months. Both are renewable and are subject to the terms and conditions specified in the Mineral Resources Development Act, 1995, as amended, of Australia. Renewal applications for a term of 15 years in respect of Mining Lease 1M95 and Mining Lease 5M95 have been submitted, and are expected to be approved in due course. The mine is also covered by the Copper Mines of Tasmania (Agreement) Act 1999, which, in conjunction with an agreement between the state government of Tasmania and CMT entered into pursuant to that Act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims.

Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, formerly Gold Mines of Australia, when MLMC entered into voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.2 million tpa in fiscal 2000 to 2.6 million tpa in fiscal 2009 and decreased to 2.5 million tpa in 2013. We acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star in 2000.

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

All mining operations at CMT are undertaken by contractors while the processing and mill maintenance operations are undertaken by CMT employees. A sub-level caving underground mining method is used at the Prince Lyell ore body. Ore is loaded into trucks by front end loader at draw points and then transported to the underground crusher and skip loading area. Crushed ore is then hauled via the Prince Lyell shaft and unloaded onto a conveyor feeding the ore bin at the Mt. Lyell processing plant. At the processing plant, the ore is crushed and ground prior to processing by flotation to produce copper concentrate, which is then filtered to form a cake and trucked to the Melba Flats railway siding for transport to the port of Burnie. The concentrate is stored at Burnie until it is loaded into ships for transport to the port of Tuticorin in south India from where it is trucked to the Tuticorin smelter. CMT has an active exploration and evaluation programme at Mt. Lyell which involves upgrading resources below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The Western Tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman & Crown, Glen Lyell, Copper Clays and NW Geophysics. The tailings dam is a valley-fill type and excess water is discharged via a spillway. The water quality is sampled before the water is released from the site. The tailings are deposited on beaches some 300 meters from the dam spillway. CMT’s accepted closure plan is to flood the tailings which will require CMT to raise the tailings dam wall.

The processing plant is approximately 30 years old and has been partially refurbished following CMT’s acquisition with the addition of crushers, a float cell and a regrind mill at the surface. While the condition of the plant is ageing, maintenance is carried out as required to ensure that the process plant remains in safe and efficient condition.

Power at the mine is supplied through an electricity supply agreements with Aurora Energy Proprietary Limited and Hydro Tasmania Proprietary Limited to supply approximately 112 Giga Watts per hour at a fixed rate until September 30, 2012. Since October 1, 2012, Aurora Energy Proprietary Limited supplies electricity on a spot price basis. There is ample supply of mine water and storm water captured on the tailings dam.

The gross and net value of fixed assets, including capital works-in-progress was approximately AUD 148.2 million ($ 154.5 million) and AUD 30.5 million ($ 31.5 million) respectively, as of March 31, 2013.

In fiscal 2013, Mt. Lyell mined and processed 2.5 million tons of ore at a grade of 1.19% copper to produce 98,682 tons of copper concentrate, which also contained 14,197 ounces of gold and 131,376 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. The estimated mine life as of March 31, 2013, at Mt. Lyell is approximately 3.6 years based on (i) reserves; and (ii) planned production, which is determined based on a life-of-mine plan.

The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 0.8% copper and have an average grade that exceeds 0.8% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.65% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 0.55% copper. CMT operates on a 0.8% copper operational cut-off grade in practice, preferring to take a higher revenue at the expense of a longer mine life.

The reserves at CMT in the proven reserve category are defined as the economically minable portion of the measured in-situ resource, which has gold drill coverage (<50 metre) and is on or within the 50m zone below the lowest active production level. The probable in-situ reserve is the material which has been defined as the economically minable portion and has good drill coverage but is outside the 50 metre zone from the lowest active production level. The ex-situ probable reserve is the portion of ex-situ indicated resource which can be economically recovered with the mining of the in-situ reserves; this is applied as a modifying factor.

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

For fiscal 2013, the metallurgical recovery was 92.69% for copper, 64.97% for gold and 59.19% for silver. For fiscal 2013, the contract mining and milling cost was AUD 4,225 (Rs. 237,251 or $ 4,363) per ton, administration and environment cost was AUD 382 (Rs. 21,450 or $ 394) per ton and transportation cost was AUD 274 (Rs. 15,386 or $282) per ton. Correspondingly the TcRc was AUD 357 (Rs. 19,990 or $ 368) per ton.

The following table sets out our proven and probable copper reserves as of March 31, 2013. The figures show the split between the ore derived from primary, or in-situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralized material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, we believe that this allowance can be sustained for the forecast life of the reserves.

		Proven Reserve		Probable Reserve		Total Proven and Probable Reserves		Ownership of SIIL	Life
Mine	Source	Quantity	Copper Grade	Quantity	Copper Grade	Quantity	Copper Grade	%	(Years)
		(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mt. Lyell	In-situ ore	2.09	1.33	1.67	1.19	3.76	1.27
	Secondary ore	—	—	5.02	1.14	5.02	1.14
	Surface stockpile	0.08	1.15	—	—	0.08	1.15

Total		2.17	1.32	6.69	1.16	8.86	1.20	100	3.6

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimate is 0.8%.
(3)	The metallurgical recovery factor for our Mt. Lyell mine is 92.4%. The metallurgical recovery for gold and silver considered is 67.0% and 68.0% respectively.
(4)	The historic three year average commodity price is $ 8,155 per ton and the currency conversion factor that was used to estimate our reserves was US dollar per Australian dollar 1.04.
(5)	The reserve quantities disclosed are for the entire mine.

Our Smelter and Refineries

Overview

The following table sets forth the total capacities as of March 31, 2013 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Tuticorin(4)	405,000	205,000	96,000	1,300,000	230,000	111.5	(5)
Silvassa	—	200,000	172,000	—	—	—

Total	405,000	405,000	268,000	1,300,000	230,000	111.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	The Tuticorin smelter was closed on March 29, 2013. On May 31, 2013, the NGT passed an interim order allowing the copper smelter to recommence operations. Operations at the copper smelter recommenced on June 16, 2013.
(5)	On October 1, 2012, the first 80 MW unit of the new captive power plant was successfully commissioned and the second 80 MW unit is awaiting requisite approvals.

Tuticorin

Our Tuticorin facility, established in 1997, is located in Tamil Nadu in Southern India. Our Tuticorin facility currently consists of a 405,000 tpa copper smelter, a 205,000 tpa copper refinery, a 96,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant and two captive power plants with capacities of 7.5 MW and 24.0 MW, respectively. The first 80 MW unit of the new 160 MW coal based captive power plant at Tuticorin was commissioned on October 1, 2012. This coal based power plant is primarily used for captive consumption and we have also entered into a power purchase agreement with Tamil Nadu Electricity Board (TNEB) for selling power in excess power over the captive consumption.

Presently, the captive power plants have a total capacity of 111.5 MW, excluding the 15 MW power generating power plant shifted to HZL for the Pantnagar operations. Further, we also have a 11.2 MW of power generated from a smelter waste heat boiler. The remaining power requirements of the facility in fiscal 2013 are obtained from the state power grid and our other captive power plants at Tuticorin operate on furnace oil. Coal for the new 160 MW power plant is imported.

The smelter at the Tuticorin facility utilizes IsaSmeltTM furnace technology. The refinery uses IsaProcessTM technology to produce copper cathode and the copper rod plant uses Properzi Continuously Cast and Rolled, or CCR, copper rod technology from Continuus-Properzi S.p.A., Italy, to produce copper rods.

In March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition in the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the NGT ruled on July 15, 2013 that the copper smelter could remain open and reserved its final order. The NGT has also directed the company to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. However, the TNPCB filed a notice of appeal against the interim order of the NGT. The next date of hearing is on August 5, 2013. See “Item 3. Key Information - Risk Factors - We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant for additional information.

Silvassa

Our Silvassa facility, established in 1997, is located in the union territory of Dadra and Nagar Haveli in Western India. Our Silvassa facility currently consists of a 200,000 tpa copper refinery and two copper rod plants with a total installed capacity of 172,000 tpa of copper rods. Its refinery uses IsaProcessTM technology in the production of copper cathode and its copper rod plants use Properzi CCR copper rod technology. Our Silvassa facility draws on the state power grid to satisfy its power requirements.

Fujairah

Fujairah Gold FZE is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 100 tons of silver. Outotec oyj, Finland, the pioneer in providing technology for extraction and refining of precious metals, supplied the technology for the precious metal refinery. Fujairah Gold FZE commissioned a copper rod plant at a cost of $ 12.5 million, with an annual capacity of 100,000 tpa with production having commenced in May 2010 and generated a production of 69,921 metric tons of rod, 3,523 kilograms of gold and 38,300 kilograms of silver in fiscal 2013. Continuus Properzi S.p.A., Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta group and third parties. The doré anode plant that has been shifted from Tuticorin to Fujairah was commissioned during fiscal 2013 for smelting of “anode slime” to “doré anode” which is the raw material for precious metal refinery.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for the three years ended March 31, 2013:

		For the Year Ended March 31,
Facility	Product	2011	2012	2013
		(tons)
Tuticorin(1)	Copper anode(2)	304,964	327,703	349,845
	Sulphuric acid(3)	968,760	1,026,471	1,060,519
	Phosphoric acid(3)	154,232	153,243	119,793
	Copper cathode(4)	141,281	169,448	191,858
	Copper rods(4)	54,006	44,961	52,404
Silvassa	Copper cathode(4)	162,710	156,429	161,296
	Copper rods(4)	133,886	116,460	119,451
Total	Copper anode	304,964	327,703	349,845
	Copper cathode	303,991	325,877	353,154
	Copper rods	187,892	161,421	171,855
	Sulphuric acid	968,760	1,026,471	1,060,519
	Phosphoric acid	154,232	153,243	119,793

Notes:

(1)	The Tuticorin smelter was closed on March 29, 2013. On May 31, 2013, the NGT passed an interim order allowing the copper smelter to recommence operations. Operations at the copper smelter recommenced on June 16, 2013.
(2)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

The following table sets out CMT’s copper extraction from the Mt. Lyell mine for the three years ended March 31, 2011, 2012 and 2013:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2011	2012	2013
		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	1,976,177	2,067,407	2,519,464
	Ore grade	1.30%	1.18%	1.19%
	Copper recovery	93.2%	92.68%	92.69%
	Copper concentrate	83,940	85,339	98,682
	Copper in concentrate	22,929	22,607	26,047

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. In fiscal 2013, we sourced 92.3% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets, and sourced only from our own mines in Australia. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. We expect the percentage we purchase from third party suppliers to increase in future periods as the reserves of our Mt. Lyell copper mine are expected to be exhausted by fiscal 2017. We expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.

In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal 2013, we sourced approximately 61.3% of our copper concentrate requirements through long-term agreements.

We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal 2013, we sourced approximately 38.7% of our copper concentrate requirements through spot purchases.

Rock Phosphate

Until fiscal 2012, rock phosphate is sourced primarily from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed on a quarterly and half-yearly basis. In fiscal 2013 majority of the rock phosphate was sourced from Morocco and Egypt. We sourced rock phosphate on spot prices.

Power

The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. The first 80 MW of a new 160 MW coal-fired thermal power plant was commissioned on October 1, 2012. Our other captive power plants at Tuticorin operate on furnace oil that is procured through long-term contracts with various oil companies. We have outsourced the day-to-day operation and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.

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

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 34.4%, 39.5% and 39.8% of our copper business revenue in fiscals 2011, 2012 and 2013, respectively. One of our customers, Umicore Precious Metals Refining, accounted for 15.4% and less than 10.0% of our copper revenue in fiscal 2012 and 2013 respectively.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscals 2011, 2012 and 2013, exports accounted for approximately 41.3%, 51.3% and 54.8% of the revenue of our copper business, respectively. Our export sales were primarily to China, Japan, Indonesia, Malaysia, Vietnam, Hong Kong, Europe, Turkey and Taiwan. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We own one of the two custom copper smelters in India and had a 40% primary market share by sales volume in India in fiscal 2013, according to ICPCI. The other major custom copper smelter in India is owned by Hindalco Industries Limited, which had a primary market share by sales volume of approximately 35% in fiscal 2013, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.

Copper is a commodity product and we compete primarily on the basis of price and service, with price being the most important consideration when supplies of copper are abundant. Our metal products also compete with other materials, including aluminium and plastics, that can be used in similar applications by end-users. Copper is sold directly to consumers or on terminal markets such as the LME. Prices are established based on the LME price, though as a regional producer we are able to charge a premium to the LME price which reflects the cost of obtaining the metal from an alternative source.

Projects and Developments

We have proposed expansion projects at Tuticorin costing Rs. 22,900 million ($ 420.0 million) to increase its total copper capacity to 800,000 tpa. A 160 MW coal-based thermal captive power plant is currently under construction at a cost of Rs. 6,080 million ($111.5 million), and on October 1, 2012, the first 80 MW unit of the new captive power plant was commissioned and, the second 80 MW unit, is awaiting requisite approvals. Surplus power generated by this plant is currently being sold to third parties, but the expansion of the smelter is on hold as required approvals have not yet been received. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ filed before by the Madras High Court, although this writ had not prevented the continued operation of the plant.

For additional information on these proceedings, please see Item.3 – Key Information – D. Risk Factors — We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant”.

We have incurred Rs. 13,101 million ($ 240.3 million) on these projects as of 31 March 2013. We fund these projects primarily from the proceeds of the convertible senior notes issued in fiscal 2010.

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one lead-zinc smelter, four sulphuric acid plants, one silver refinery and six captive power plants at our Chanderiya, Dariba and Zawar facilities in the State of Rajasthan, processing and refining facilities for zinc at Haridwar and for zinc, lead and silver at Pantnagar, both in the State of Uttarkhand and in northern India. HZL’s mines supply almost all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.

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

•

benefiting from low-cost production available from one of its hydrometallurgical zinc smelters with capacity of 210,000 tpa at Rajpura Dariba smelting complex, which was commissioned in March 2010, and also from its 100,000 tpa lead smelter at the Rajpura Dariba mine complex, which was commissioned in July 2011;

•	increasing the total zinc smelting production capacity;

•	commissioning a new silver refinery at Pantnagar of 350 tpa in Pantnagar;

•	increasing the percentage of concentrates being sourced from its Rampura Agucha mine as compared to its other mines to lower its cost of obtaining zinc concentrate;

•	commissioning a concentrator at Sindhesar Khurd mine of 1.5 mptpa in 2011 and increased capacity to 2.0 mtpa in fiscal 2012;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs by building on-site captive power plants rather than relying on state power grids;

•	reducing the size of its workforce including through a voluntary retirement plan; and

•	increasing productivity and upgrading existing technology

HZL has signed a mining lease for the Kayar mine in the State of Rajasthan which expires in February 2018. In January 2009, HZL obtained environmental clearance for an annual production of 350,000 tons. HZL is in the process of obtaining surface land rights over the mine area. The Kayar mine achieved development ore production towards the end of the second quarter of fiscal 2013.

HZL pays royalties to the state government of Rajasthan based on its extraction of lead-zinc ore. With effect from August 13, 2009, the royalty rate increased from 6.6% to 8.4% of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 5.0% to 12.7% of the LME lead metal price payable on the lead metal contained in the concentrate produced. For silver, HZL pays royalty at a rate of 7% of the silver LBMA price chargeable on silver-metal produced. The royalties we pay are subject to change. See “Item. 3—Key Information—D. Risk Factors—Risks Relating to Our Industry—Changes in tariffs, royalties, customs duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operation”. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%).

We have exercised the second call option by a letter dated July 21, 2009 to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “—Options to Increase Interests in HZL and BALCO Call Options over shares in HZL”.

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

Lead-Zinc Mines

HZL normally sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit and underground mine, Zawar and Rajpura Dariba, Sindesar Khurd and Kayar underground mines in Northwest India. In Fiscal 2013, 2.5% and 14.5% of the zinc and lead production respectively were through sourced concentrates, as the mined metal production was relatively lower in the first half of the year in line with the mine plan. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 85.4% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal 2013, with the Zawar, Rajpura Dariba and Sindhesar Khurd mines accounting for the remaining 1.4%, 3.5% and 9.7%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya, Dariba and Debari smelters. HZL has also sold surplus zinc concentrates from its mines to third party smelters.

Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine, Sindhesar Khurd mine and the Rajpura Dariba and Kayar mine limit our extraction of lead-zinc ore from the mines to approximately 6.15 million tpa, 1.2 million tpa, 2.0 million tpa, 0.9 million tpa and 0.35 million tpa, respectively, in fiscal 2013.

Zinc Smelters

HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Five of HZL’s smelters are hydrometallurgical and one of HZL’s smelters is pyrometallurgical. The Vizag hydrometallurgical smelter suspended its operations in February 2012.

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

Lead Smelters

HZL has three lead smelters, one of which uses the pyrometallurgical ISF™ process, the second of which uses Ausmelt™ technology and the third smelter at Dariba lead uses SKS (Shuikoushan Smelting Technology) oxygen bottom blowing technology.

The pyrometallurgical process involves the smelting of lead and zinc together . Lead removed from the pyrometallurgical process is sent for further refining where it passes through a series of processes to remove impurities. In this process, silver is also produced as a by-product. The refined lead is cast into lead ingots.

HZL’s Ausmelt™ lead plant is based on Top Submerged Lance technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

HZL’s third lead smelter is based on SKS oxygen bottom blowing technology where lead concentrate is smelted directly in the SKS furnace along with fluxes, SKS furnace produces lead bullion and slag. Lead bullion produced in these processes is then treated in the lead refinery plant to produce high purity electrolytic grade lead ingots. Slag from blast furnace is fumed to produced zinc oxide dust. Off-gas containing sulphur dioxide gas is cleaned and treated in the sulphuric acid plant.

Delivery to Customers

The zinc, lead and silver ingots and the sulphuric acid by-product are transported by road to customers in India. Zinc ingots are also shipped for export.

Principal Facilities

Overview

The following map shows the locations of HZL’s facilities in the State of Rajasthan:

Mines

Rampura Agucha

The Rampura Agucha lead-zinc mine is located near Gulabpura in the State of Rajasthan.

The good ore mineralogy of the mine provides a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. The mining and processing facilities are modern and in good condition.

The Rampura Agucha mine was the largest zinc mine in the world on a production basis in 2012, according to Wood Mackenzie. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is 1.5 kilometers long and has a width ranging from five meters to 120 meters with an average of approximately 58 meters. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterized by thinner mineralized zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localized concentrations of pyrite, arsenopyrite, pyrrhotite and tetrahedrite-tennantite.

The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2010 from 2.4 million tpa to 6.15 million tpa for mine and 6.5 million tpa for mill through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG, mill and ball mill circuit.

Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 221 metric tons trucks and 34 -cubic meter excavators. Ore is fed to the primary crusher and waste is dumped at the waste dump. The mining equipment is owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in four streams, one rod mill-ball and three other sag mill-balls in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya and Dariba lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transported to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.

Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. Following an extensive drilling program of 227 holes, approximately 105,966 meters to convert mineralized material to reserves, better definition of the ore body boundaries, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of potential underground mine project work, the reserves were increased to 62.7 million tons as of March 31, 2013 with an average grade of 13.6% zinc and 1.8% lead and 59 ppm silver after depletion. The drill spacing for the definition of proven reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters in the open-pit. HZL commenced production at the mine in 1991. Since inception, approximately 59.3 million tons of ore, with an ore grade of 12.7% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine. Mineralized material now extend up to 1,190 meters below surface. HZL also believes that additional mineralization exists in an extension in the depth and breadth of the established mineralized material boundary and exploration drillings and is continuing to evaluate the potential of this deeper mineralization. As of March 31, 2013, HZL estimates the remaining mine life at Rampura Agucha to be 15 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

In fiscal 2013, 6.18 million tons of ore at 12.3% zinc and 1.8% lead were mined from Rampura Agucha, which produced 1.33 million tons of zinc concentrate at 50.8% zinc and 110,441 tons of lead concentrate at 59.4% lead. Approximately 80.87 million tons of waste was removed giving a strip ratio of 12.79 tons of waste per ton of ore mined. The expansion of the mine from 5 mtpa to 6.15 mtpa was completed in 2010 and has resulted in a significant increase in the strip ratio as there was dimensional change in the pit with the ultimate depth of the mine increasing to 372 metres. Rampura Agucha mine has initiated a number of steps to optimise the strip ratio. During fiscal 2013, approximately 89.4% of the zinc was recovered to the zinc concentrate, while 57.6% of the lead and 64.2% of the silver was recovered from the metal contained in the ore mined. The strip ratio is expected to increase to about 17.20 tons in fiscal 2014, considering the anticipated overburden removal of about 82.56 million tons and ore production of 4.8 million tons from the open-pit. Rampura Agucha mine has initiated a number of steps to optimize the strip ratio. We expect to produce 1.2 million tons of developmental ore from the underground mine in fiscal 2014.

In fiscal 2013, 114,435 dry metric tons of zinc concentrate at a grade of 51.1% was sold to third parties from the Rampura Agucha mine. In fiscal 2013, no lead concentrate was sold to third parties from the Rampura Agucha mine. The revenue realized from zinc concentrate sales was Rs. 4,375 million ($ 80.2 million).

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayar mine) was Rs. 27,213.0 million ($ 499.1 million) as of March 31, 2013.

Power is mainly supplied from a 234 MW captive power plants at Chanderiya, a 160 MW captive power plant at Dariba and a 80 MW captive power plant at Zawar with two backup 5 MW generators on-site. Water to the site is pumped 57 km from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 6 mtpa.

Rajpura Dariba and Sindesar Khurd

Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located northeast of Udaipur in the Rajsamand district of Rajasthan, Northwestern India.

The ore at Rajpura Dariba occurs in the north, south and east lenses which are typically 15 meters to 50 meters thick, are conformable with the stratigraphy and dip approximately 65 degrees to the east. The lenses have strike lengths of 500 to 900 meters. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralization is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite, with minor amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite. The proven and probable reserves for the Rajpura Dariba mine as of March 31, 2013 are 10.7 million tons at 6.5% zinc, 1.6% lead and 56 particles per million silver after depletion.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine permit is valid until May 2030. The mine is serviced by two vertical shafts approximately 600 meters deep. The main shaft is six meters in diameter and the auxiliary shaft is 4.5 meters in diameter. The main shaft has the capacity to hoist 1.0 million tpa of ore and is equipped with a modern multi-rope Koepe winder. All personnel and materials are hoisted in a large counterbalanced cage which is operated by the koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities.

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

Lead flotation tails are sent to the zinc flotation process which comprises roughing, scavenging and three stages of cleaning. The facility is able to direct zinc rougher concentrate to column flotation cells to reduce silica levels in the final concentrate if required. Zinc concentrates are thickened, filtered and stored prior to dispatch to HZL smelters. Zinc flotation tails proceed to a backfill plant where they are cycloned with the underflow proceeding to intermediate storage where cement is added in preparation for use as underground fill. The cyclone overflow is thickened to recover water ahead of disposal in the tailings dam.

Power for the mine is supplied largely from HZL’s 160 MW captive power plants at Dariba and through a contract with Ajmer Vidyut Vitran Nigam Limited, a state-owned entity. Water is sourced via a 22-kilometer long pipeline from the Matri Kundia Dam on the seasonal Banas River as well as from underground. Water supply has been erratic in the past requiring supplemental supplies to be delivered by truck.

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately Rs. 2,890 million ($ 53.0 million) as of March 31, 2013 and at Sindesar Khurd mine the gross book value is approximately Rs. 8,470 million ($ 155.4 million) as of March 31, 2013.

As of March 31, 2013, HZL estimates the remaining mine life at Rajpura Dariba to be over 10 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. An exploration programme is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was approximately 30 metres while for probable reserves was less than 60 metres.

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

In fiscal 2013, 5,135 dry metric tones of zinc concentrate at a grade of 50.2% was sold to third parties from the Rajpura Dariba mines. The revenue realized from zinc concentrate sales was Rs. 170 million ($ 3.1 million). In fiscal 2013, no lead concentrate was sold to third parties from the Rajpura Dariba mines.

The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored during the years of 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until 2029.

The Sindesar Khurd mine is a large scale underground mine. The Sindesar Khurd mine lies on the same geological belt as the Rajpura Dariba mine. The mine is approachable from Rajpura Dariba mines by a metalled road.

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

Exploration at the south part of Sindesar Khurd has been ongoing since March 2005 with a drilling program aimed at increasing the size of the ore body. A continuous exploration program from underground is also underway with the aim to upgrade the reserve status so that the stopes planned to be mined out shall be extracted with maximum recovery and thereby reducing mining losses. The drill spacing for proven reserves was 12.5-25 meters while for probable reserves was less than 25-50 meters. A total of 268 holes and 1,200 meters of drilling below surface has been accomplished till March 31, 2013.

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2013 is 21.4 million tons with 4.5% zinc and 2.5% lead and 146 particles per million silver after depletion. The in-situ quantities is adjusted by applying a mining loss factor of 10.0% and dilution factor of 20.0%.

Access to the mine is through an incline shaft and declines (North and South) from the surface while ore is hauled up through the declines by low profile dump truck or LPDTs. The ore body is accessed via horizontal drives on six levels. The mine currently utilises Sub Level Open Stoping (“SLOS”) mining method with stope panels varying from 30 to 50 metres in strike.

Lead and zinc concentrates are sent to their respective high rate thickeners installed each for lead concentrate and zinc concentrate generated from 2.0 million ton per annum concentrator plant at Sindesar Khurd mine. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing to tailing pond and reclaimed water pumping. Lead and zinc concentrates are thickened, filtered and stored prior to dispatch to HZL smelters.

As of March 31, 2013, HZL estimates the remaining mine life at Sindesar Khurd to be 8 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Power for the mill and mine is supplied from HZL’s captive power plant recently commissioned at Dariba itself. Water is sourced via a 66 kilometer long pipeline from the Matri Kundia Dam in Chittorgarh and Manasi Wakal dam in Udaipur.

In fiscal 2013, 554,354 tons of ore at a grade of 5.4% zinc and 1.3% lead ore was mined at Rajpura Dariba mine which produced 39,860 tons of zinc concentrate at 50.3% zinc, 9,164 tons of lead concentrate at 42.7% lead and 2,201 grams per ton of silver, and 13,623 tons of bulk concentrate at 37.6% zinc and 8.7% lead with 83.5% of the zinc being recovered in the zinc concentrate and 70.1% of the lead and 75.9% of the silver.

In fiscal 2013, 1,585,150 tons of ore at a grade of 3.8% zinc and 2.4% lead ore was mined at the Sindesar Khurd mine which produced 101,480 tons of zinc concentrate at 51.8% zinc, 60,164 tons of lead concentrate at 53.4% lead and 2,465 grams per ton of silver with 86.3% of the zinc being recovered in the zinc concentrate and 85.4% of the lead and 82.5% of the silver.

Zawar

Zawar consists of four separate mines, Mochia, Balaria, Zawar Mala and Baroi. The deposit is located in Udaipur city, in Udaipur district of Rajasthan, in Northwest India. The deposits lie within a 36.2 square kilometers mining lease granted by the state government of Rajasthan, India, which expired on March 29, 2010. An application to the Government of Rajasthan was submitted on November 25, 2008 for the renewal of the mining lease. The mines are currently operating under deemed renewal. As of January 2013, mining activities at Mochia, Zawar Mala and Baroi mines have resumed, pursuant to in-principle approval from the Ministry of Environment and Forests (“ MoEF”) for forest diversion received on January 24, 2013. The mine plan for enhanced quantity was approved by the Indian Bureau of Mines (“IBM”) on August 21, 2009 and subsequently modified on 4 October 2012.

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

In the bulk flotation process milled ore is conveyed to the flotation circuit and undergoes a process incorporating roughing, scavenging and cleaning. Final bulk concentrate is thickened and filtered, and then stored before dispatch to the Chanderiya lead zinc smelter. Bulk flotation tails are disposed in slurry form in designated tailings disposal areas.

In fiscal 2013, approximately 304,680 tons of ore at 3.8% zinc and 1.1% lead was mined which produced 21,745 tons of bulk concentrate at 44.1% zinc and 12.1% lead. The recovery of zinc and lead during fiscal 2013 was 91.8% and 89.0%, respectively.

The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 1,635.0 million ($30.0 million) as of 31 March 2013 and of the new 80 MW coal-based thermal captive power plant at Zawar was Rs. 3,154.0 million ($ 57.8 million).

Power is supplied through a combination of an 80 MW thermal coal-based captive power plant commissioned in December 2008 and a 6 MW captive power plant. The balance power from the 80 MW thermal coal-based captive power plant is supplied to our Debari hydrometallurgical zinc smelter and the excess power is sold to third parties.

Water consumption is controlled by an active water conservation program with supplemental water supplies sourced from a dedicated 300 million cubic foot dam.

As of March 31, 2013, HZL estimates the remaining mine life of the Zawar mine to be 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The focus of mine exploration at Zawar is to replenish the ore reserves that are being depleted through exploration activities and to look for new mineralised areas to enhance production capacity. A surface drilling programme is underway to locate deeper resources below -100 MRL up to -500 MRL. Underground exploratory drilling is carried out on a grid of between 25 metres and 30 metres which is then infilled to 12 metres and 15 metres after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

Kayar Mine

The Kayar lead-zinc mine is located in Kayar village which is in the North East part of Ajmer city, Rajasthan.

The Kayar lead-zinc deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced from August 1988 and was completed in December 1991. Mineral Exploration Corporation Limited took up the project work on promotional basis, started the exploration and a total of 9,585 meters of drilling was achieved in 42 completed bore holes during 1994-1997. The detailed exploration of Kayar deposit was commenced by HZL in the month of June 1999 and continued till date. The major rock type in the area is quartz-mica schist. There are three lenses of the ore, the main lens, K1A lens and S1 lens. The main lens ranges in average width from 5 meters to about 40 meters and a maximum strike of 900 meters. K1A lens has strike of 250 meters and the average width of 4 meters. S1 lens has strike of 170 meters and width of 3 meters. According to the reserves and resources report, the proven and probable reserves for Kayar mine as of March 31, 2013 was 5.4 million tons at 10.0 % zinc and 1.5% lead. As of March 31, 2013, HZL estimates the remaining mine life of the Kayar mine to be over 6 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The ground breaking of the mine started on June 11, 2011. A decline is being developed to access the ore body. The mine is designed to produce developmental ore 1 million ton capacity by fiscal 2016. Development ore production was achieved in the second quarter of fiscal 2013, and the mine is scheduled to commence operation by fiscal 2014. The mining method to be practised in Kayar will be Single Sublevel stoping (Bench Stoping) in the steeper portion of the deposit while transverse stoping method at flat portion along with rock filling / cemented rock filling. About 37 kilometers of development is planned by 2016. The mining is highly mechanized with 10 T and 17 T diesel load haul dump vehicles or LHDT coupled with 30 T / 50 T low profile dump trucks. An additional 50 T electric low profile dump trucks will be deployed as an environmental measure in the future. The run of mine will be stacked in the surface and transported via truck/rail to the Rampura Agucha mine for beneficiation.

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

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2013:

	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves				SIIL Owners hip	Reserve Life
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t Ag)%		Years
Rampura Agucha	15.3	14.5	2.0	54	47.4	13.4	1.8	61	62.7	13.6	1.8	59		15
Rajpura Dariba	7.6	6.4	1.7	55	3.1	6.8	1.3	57	10.7	6.5	1.6	56		10
Sindesar Khurd	1.7	4.1	2.3	118	19.7	4.5	2.5	148	21.4	4.5	2.5	146		8
Zawar	3.7	4.2	2.0	34	5.9	3.4	2.0	35	9.6	3.7	2.0	35		5
Kayar					5.4	10.0	1.5	30	5.4	10.0	1.5	30		6
Total	28.3	10.4	1.9	56	81.5	10.0	1.9	78	109.8	10.1	1.9	72	64.9

References to “g/t” are grams per tonne

Additional information:

(1)	The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been certified by SRK Consulting UK. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut off grade used for zinc and lead in (i) Rampura Agucha mine is 2.0%, (ii) Rajpura Dariba is 3.0%, (iii) Sindesar Khurd is 3.0% and (iv) Zawar is 3.0%.
(3)	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor
Rampura Agucha
— Zinc	89.4%
— Lead	57.6%
Rajpura Dariba
— Zinc	83.5%
— Lead	70.1%
Sindesar Khurd
— Zinc	86.3%
— Lead	85.4%
Zawar
— Zinc	91.8%
— Lead	89.0%

(4)	The historic three year average commodity price for zinc, lead and silver considered for evaluation of reserves is $ 2,077 per ton, $ 2,209 per ton and $29.9 per oz, respectively. The historic currency conversion factors that were used to estimate the reserves was US dollar per Indian Rupee 49.3.
(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 64.9%.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2013 at HZL’s Chanderiya, Debari, Vizag, Zawar and Dariba facilities:

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

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW, 80 MW and 14.8 MW captive power plants at Chanderiya provide all of the power for the facility. The captive power plants require approximately 100,000 metric tons of coal at 6,000 gross calorific value per month, which is currently met through imports, mostly from Indonesia.

In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block from the Madanpur Coal Block which is expected to help meet the coal requirements of its captive power plants in the future. HZL’s share of the coal block is 31.5 million tons which, according to the Ministry of Coal, are proved reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 kilo calories per kilogram to 5,597 kilo calories per kilogram. On June 16, 2008, the Ministry of Coal approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field of Chhattisgarh which falls under moderate to dense forest. The environmental clearance and approval for the forest diversion was rejected by the MoEF and accordingly, a letter of rejection was issued by the State government on January 23, 2010. In February 2012, the HZL consortium resubmitted its application, which requires state government and MoEF approval. After being denied access to the Hasdev Arand field, HZL continues to import coal from third-party suppliers as it had been during or it may pursue alternative sources. In either event, HZL does not anticipate any difficulty in obtaining an adequate supply of coal. HZL has also been awarded 2.4 million tons of coal linkage by the Ministry of Coal of the GoI, which will enable it to source coal from mines of Coal India Limited (“Coal India”) (catering to approximately a quarter of its total coal requirements), although access to this coal has been stopped since April 2013. Due to the scarcity of coal available with Coal India Limited, it has been supplying only 50.0% of the linkage quantity. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

Dariba

The Dariba hydrometallurgical zinc smelter is located in the Rajsamand district of Rajasthan in Northwest India. This hydrometallurgical zinc smelter was commissioned in March 2010 and has a capacity of 210,000 tpa. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter in July, 2011 and it also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the160 MW coal-based captive power plant at Dariba.

Debari

The Debari hydrometallurgical zinc smelter is located in the State of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses Roast-Leac-Electrowin (RLE) technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008 pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 419,000 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and the balance is sourced from an on-site liquid fuel-based 14.8 MW captive power plant commissioned in March 2003. The liquid fuel is procured from domestic oil-producing companies through a tender process for a yearly contract.

Vizag

The Vizag hydrometallurgical zinc smelter is located in the State of Andhra Pradesh in Southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56,000 tpa. The Vizag facility also includes a 91,000 tpa sulphuric acid plant. With effect from February 2012, the operations at Vizag have been suspended due to its high cost structure.

Haridwar

The zinc ingot melting and casting plant in Haridwar in the State of Uttarakhand was commissioned in July 2008. This plant melts and casts zinc ingots from zinc cathodes produced in the Chanderiya smelter and therefore its production capacity does not increase the total production capacity of HZL’s facilities. The capacity of Haridwar zinc plant is currently 292,000 tpa.

Pantnagar

The Pantnagar plant, which was located in Pantnagar in the state of Uttarakhand, India, includes a 350 tpa silver refinery that was commissioned in December, 2011 and 400,000 tpa zinc ingot (where we have received approvals to increase the capacity to 465,000 tpa) and 100,000 tpa lead ingot melting and casting plant that was commissioned in March 2012. The Pantnagar plant melts and casts zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters. Therefore the Pantnagar plant does not increase the total production capacity of HZL’s facilities except in so far as it increases HZL’s silver producing capacity to 518 tpa.

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari and Vizag facilities for the three years ended March 31, 2013:

		For the Year Ended March 31,
Facility	Product	2011	2012	2013
	(tons, except for silver which is in kgs)
Chanderiya
—ISPTM pyrometallurgical lead-zinc smelter	Zinc	90,298	90,101	80,063
	Lead(2)	20,562	22,262	16,699
First hydrometallurgical zinc smelter	Zinc	179,276	185,491	179,232
Second hydrometallurgical zinc smelter	Zinc	154,844	188,429	183,780
AusTM lead smelter	Lead	36,733	39,422	36,953
Silver refinery	Silver	148,082	163,328	139,263
Sulphuric acid plants	Sulphuric acid	600,753	661,641	620,268
Dariba
Hydrometallurgical zinc smelter (2)	Zinc	164,551	198,204	165,403
Lead Smelter (3)	Lead		30,415	64,664
Silver Refinery (4)	Silver		43,616	234,637
Sulphuric acid plant	Sulphuric acid	218,483	266,671	257,205
Debari
Hydrometallurgical zinc smelter (2)	Zinc	84,839	68,046	68,445
Sulphuric acid plant	Sulphuric acid	306,949	332,489	316,006
Vizag
Hydrometallurgical zinc smelter	Zinc	38,663	28,445	—
Sulphuric acid plant	Sulphuric acid	65,514	49,787	—
Total	Zinc	712,471	758,716	676,923
	Lead(1)	57,295	92,099	118,316
	Silver	148,082	206,944	373,900
	Sulphuric acid	1,192,699	1,310,588	1,193,479

Notes: + Vizag operations are currently suspended.

(1)	Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 5,898 tons, 6,625 tons and 6,500 tons in fiscals 2011, 2012 and 2013, respectively.
(2)	The hydrometallurgical zinc smelter was commissioned in March 2010.
(3)	The Dariba lead smelter was commissioned in July 2011
(4)	The silver refinery at Pantnagar was commissioned in December 2011.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for the three years ended March 31, 2013:

		Year Ended March 31,
Mine (Type of Mine)	Product	2011	2012	2013
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	6,149,165	5,947,081	6,177,679
	Ore grade –Zinc	13.1%	12.0%	12.3%
	Lead	2.2%	1.8%	1.8%
	Recovery –Zinc	88.4%	90.6%	89.4%
	Lead	54.6%	56.6%	57.6%
	Zinc concentrate	1,319,245	1,261,570	1,334,412
	Lead concentrate	117,272	101,629	110,441
Rajpura Dariba (Underground)	Ore mined	496,234	587,600	554,354
	Ore grade – Zinc	5.7%	5.4%	5.4%
	Lead	1.5%	1.3%	1.3%
	Recovery – Zinc	82.6%	83.3%	83.5%
	Lead	72.2%	70.8%	70.1%
	Zinc concentrate	40,246	41,512	39,860
	Lead concentrate	7,937	9,425	9,164
	Bulk concentrate(1)	10,322	20,003	13,623
Sindesar Khurd (Underground)	Ore mined	654,050	1,303,050	1,585,150
	Ore grade – Zinc	5.4%	4.4%	3.8%
	Lead	2.2%	2.2%	2.4%
	Recovery – Zinc	81.9%	84.0%	86.3%
	Lead	78.9%	83.0%	85.4%
	Zinc concentrate	53,118	100,683	101,480
	Lead concentrate	18,959	49,455	60,164
	Bulk concentrate(1)	3,943
Zawar (Underground)	Ore mined	240,550	204,150	304,680
	Ore grade – Zinc	3.7%	3.8%	3.8%
	Lead	0.9%	0.5%	1.1%
	Recovery – Zinc	88.0%	90.8%	91.8%
	Lead	70.7%	83.4%	89.0%
	Zinc concentrate	—	—	—
	Lead concentrate	—	—	—
	Bulk concentrate(1)	55,265	22,007	21,745
Total	Ore mined	7,539,999	8,041,881	8,621,863
	Zinc concentrate	1,412,609	1,403,765	1,475,752
	Lead concentrate	144,168	160,509	179,769
	Bulk concentrate(1)	69,530	42,010	35,368

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.
(2)	Includes mining operations at Kayar mine.

Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

Zinc and Lead Concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have normally provided all of its requirements for zinc and lead concentrates in the past. However, in fiscal 2013 was an exception with 2.5% and 14.5% of the zinc and lead production respectively being through sourced concentrates, as the mined metal production was relatively lower in the first half of the year in line with the mine plan. We expect HZL’s mines to continue to provide all of its zinc and lead concentrate requirements for the foreseeable future.

Power

Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, for which HZL imports the necessary thermal coal from a number of third party suppliers. HZL has outsourced the day-to-day operation and maintenance of its captive power plants at Chanderiya, Dariba, Debari and Zawar. HZL has also been awarded 2.43 million tons of coal linkage, by the Ministry of Coal, which will enable us to source coal from mines of SECL. Due to limited availability, Coal India has been supplying only 50.0% of the 2.4 million tones linkage quantity. As of April 2013, the coal supplies to Chanderiya have stopped due to pending decision at Ministry of Coal on the linkages for plants which have been allocated coal blocks, although supplies to HZL’s power plants at Dariba and Zawar are continuing.

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

Distribution, Logistics and Transport

Zinc and lead concentrates from HZL’s lead-zinc mines are transported to the Chanderiya and Debari smelters by road. Zinc concentrate may also be shipped for export. Zinc and lead ingots, silver and sulphuric acid by-products are transported primarily by road to customers in India directly or via HZL’s depots. Zinc and lead cathode is mostly transported by rail to its processing and refining facilities in Uttarakhand state in north India. Zinc and lead ingots are transported for exports to ports in India primarily by rail, from where they are loaded on ships.

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 36.2%, 39.3% and 40.3% of its revenue in fiscal 2011, 2012 and 2013 respectively. No customer accounted for greater than 10.0% of HZL’s Zinc business revenue in fiscal 2011, 2012 and 2013.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal 2013, HZL sold approximately 77.4% of the zinc and lead metal it produces in the Indian market and exports approximately 22.6% of our Zinc India segment revenue.

Approximately 97.0% of the zinc metal that HZL produced in fiscal 2013 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.

Projects and Developments

HZL has been actively conducting exploration, which increased net Ore Reserves across all mines to 109.7 million tons in fiscal 2013. Based on long-term evaluation of assets and in consultation with mining experts, we have finalised the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 3.75 mtpa underground mine at Rampura Agucha mine and expanding the Sindesar Khurd mine from 2.0 mtpa to 3.75 mtpa, Zawar mines from 1.2 mtpa to 5.0 mtpa, Rajpura Dariba mine from 0.6 mtpa to 1.2 mtpa and Kayar mine from 0.35 mtpa to 1.0 mtpa. The plan also involves the opening up of a small new mine at Bamnia Kalan in the Rajpura Dariba belt. The growth plan will increase mined metal (MIC) production capacity to 1.2 mtpa. The estimated cost for these projects amounts to Rs. 79,400 million ($ 1,456.3 million). As of March 31, 2013 we had spent Rs. 10,222 million ($ 187.5 million) on these projects. These projects are financed from internal sources.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 82.0% in fiscal 2013, according to ILZDA. The only other zinc producer in India, but not integrated and depends on imports of zinc concentrate, is Binani Zinc Limited, which had a market share of 5.0% of the Indian market in terms of sales volume in fiscal 2013, according to ILZDA. Imports and secondary sources accounted for the remaining 13.0% market share, according to ILZDA.

Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market.

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

Skorpion

Overview

THL Zinc Namibia Holdings Proprietary Limited was incorporated on June 16, 1998 and its headquarters is at the Skorpion Zinc mine site, which is situated 25 kilometers north of Rosh Pinah Namibia. Skorpion’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. Skorpion’s wholly owned subsidiaries are: Skorpion Zinc (Proprietary) Limited, Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, owning the entire share capital in Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Namzinc (Proprietary) Limited operates a zinc refinery, which procures oxide zinc ore from Skorpion Mining Company (Proprietary) Limited, which in turn extracts the ore from an open pit zinc deposit. Skorpion Mining Company (Proprietary) Limited is a member of the Chamber of Mines in Namibia.

Principal Products

Skorpion produces SHG zinc ingots of LME grade. Skorpion offers the product to customers through one-year contracts, covering the sale of all zinc ingots produced at the integrated mine and refinery of Skorpion.

Principal Facilities

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

As of March 31, 2013, the remaining mine life of the Skorpion mine is approximately 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The Skorpion mine has an attached electrolytic refinery producing approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. Skorpion is also working for possible conversion of the refinery from stand-alone oxide ore treatment to Sulphide ore treatment also.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2013:

	Proved Reserve		Probable Reserve			Total Proved and Probable Reserves				SIIL Interest	Reserve life
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade
	(million tons)	(%)	(%)	(million tons)	(%)	(%)	(million tons)	(%)	(%)%		(Years)
Skorpion	5.24	9.42	—	0.49	7.58	—	5.73	9.26
Total	5.24	9.42	—	0.49	7.58	—	5.73	9.26		100	4

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimate is 4.0%.
(3)	The metallurgical recovery factor for Skorpion mine is 88.7%.
(4)	The historic three year average commodity price was $ 2,077 per ton and currency conversion factor that were used to estimate our reserves was Namibian dollar per US dollar 7.72.
(5)	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2013:

Capacity
Facility	Zinc (tpa)
Skorpion	150,000

Total	150,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery for each of the twelve months ended December 31, 2010 and for the years ended March 31, 2012 and 2013:

Facility	Product	Twelve months ended December 31, 2010	Twelve months ended March 31, 2012*	Twelve months ended March 31, 2013*
		(tons)
Zinc refinery	Zinc	152,000	145,000	145,342

* We changed the financial year end for Skorpion to March 31, to be consistent with our financial reporting year end and, accordingly, we have presented the production volumes for this mine since fiscal 2012. Prior to our acquisition of the Skorpion mine, we presented the production volumes for the twelve months ended December 31, 2010. For the period January 1, 2011 to March 31, 2011, the production of zinc from the Skorpion mine was 36,467 tons.

The following table sets out the total ore, zinc and lead concentrate production at the Skorpion mine, for the twelve months ended December 31, 2010 and for the years ended March 31, 2012 and 2013:

	(tons except percentage)
Mine (Type of Mine)	Product	Twelve months ended December 31, 2010	Twelve months ended March 31, 2012*	Twelve months ended March 31, 2013
Skorpion (Open-pit)	Ore mined	1,553,000	1,676,000	1,664,282
	Ore grade -Zinc	11.1%	10.4%	10.3%
	Recovery -Zinc	90.3%	91.4%	90.4%

* We changed the financial year end for Skorpion to March 31, to be consistent with our financial reporting year end and, accordingly, we have presented the production volumes for this mine since fiscal 2012. Prior to our acquisition of the Skorpion mine, we presented the production volumes for the twelve months ended December 31, 2010. For the period January 1, 2011 to March 31, 2011, the production of zinc and lead concentrate at the Skorpion mine was:

Product	January 1, 2011 to March 31, 2011 (tons except percentage)
Ore mined	345,900
Ore grade – zinc	11.4%
Recovery – zinc	90.5%

Principal Raw Materials

The Skorpion mine uses 85,000 tons of sulphur per year, of which 95.0% is imported in bulk and shipped to Namibia through the port of Luderitz while the remaining sulphur is brought from South Africa in molten form via road.

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

Sales and Marketing

Skorpion produces SHG zinc ingots. Trafigura Beheer B.V, a customer for Skorpion’s products, entered into a committed agreement to purchase all the zinc ingots produced at the Skorpion refinery. This agreement expired on December 31, 2012, since which, we have entered into one year annual contracts with this customer. Trafigura Beheer B.V accounted for more than 10.0% of Skorpions’s revenue in fiscal 2013.

All the zinc metal that Skorpion produced in fiscal 2013 was sold under annual contracts. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.

Market Share and Competition

According to Wood Mackenzie, the Skorpion mine has consistently been one of the largest zinc producing mines in the world and in 2012, it was ranked fourteenth in the world in terms of production volume with a cost base in the lower cost half of the zinc industry cost curve. The Skorpion mine produces only high-grade, high purity SHG zinc ingots that are registered on the LME.

Black Mountain Mining

Overview

BMM consists of the Black Mountain mine and the Gamsberg project. Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals) holds the remaining 26.0% interest in BMM.

The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.63 mtpa plant feed and the share hoisting capacity is approximately 140,000 tpm. All production stopes are backfilled and waste filled, integrated into the mining sequence.

During fiscal 2013, 1,518,540 tons of ore at 3.35% zinc and 3.70% lead were mined from the Black Mountain mine, which produced approximately 78,457 tons of zinc concentrate and 68,986 tons of lead concentrate, containing 38,577 tons of zinc and 48,883 tons of lead respectively. In addition, the Black Mountain mine also produced 3,799 tons of copper in concentrate and 51 tons of silver in concentrate.

Principal Products

BMM produces zinc, copper and lead in concentrate and all the zinc and copper concentrate is shipped overseas. A small portion of the lead concentrate is sold locally, with the bulk shipped overseas.

By-products

Silver

Silver is a by-product of our copper and lead concentrate.

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 38,577 tons of zinc, 48,883 tons of lead, 3,799 tons of copper and 51 tons of silver in concentrate, annually. Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals) holds the remaining 26.0% interest in Black Mountain.

The Black Mountain mine is operated pursuant to mining right 58/2008 MR granted pursuant to the Mineral and Petroleum Resources Development Act, 28 of 2002 of South Africa which entitles Black Mountain Mining to mine for lead, copper, zinc and associated minerals in, on and under an area in the district of Namaqualand measuring 24,195 hectares for a period of 30 years from 2008 to 2038.

Four major stratiform exhalative sediment hosted base metal deposits are located in a 10 by 30 km area, centred on Aggeneys. The deposits are situated in the supracrustal rocks of the mid-Proterozoic age Bushmanland group of the Namaqualand metamorphic complex. The deeps ore body, which is currently being mined, is considered to start at 166 metres above mean sea level, with a down plunge extent of 1.1 km with the deepest position of the ore body being 1,680 metres below the surface. Mineralisation in the deeps is hosted by iron formations, massive sulphide and sulphide quartzite. The massive sulphide rock is either banded, massive or occurs as fine grained mylonite. Banding is expressed as 1-5 m thick sulphide bands alternating with quartz rich bands of similar thickness.

Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2013, BMM estimates the remaining mine life of the Black Mountain mine to be 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The predominant mining method is ramp in stope cut and fill. The production rate is 1.6 mtpa plant feed and the shaft hoisting capacity is approximately 140,000 tons per month. All production stopes are backfilled and waste filled, integrated into the mining sequence.

Power at the zinc mine at Black Mountain is supplied from two 40 MVA transformers at the Eskom Aggeneys substation. Water is supplied by the Pelladrift Water Board, which supplies potable water to the mine from the Orange river for both human consumption and industrial water requirements.

Zinc, lead and copper concentrate from the mine are road hauled to a dedicated railway siding along a 170 km gravel road, which is owned by the provincial authorities but maintained by Black Mountain. The concentrate is then transported by train to Saldanha on the Sishen-Saldanha railway with delivery terms to export customers on a cost, insurance and freight basis.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2013:

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SIIL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		(Years)
Black Mountain	3.20	3.31	4.09	44	6.85	2.7	2.63	31	10.05	2.85	3.05	35

Total	3.20	3.31	4.09	44	6.85	2.7	2.63	31	10.05	2.85	3.05	35	74	4

References to “g/t” are grams per tonne

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimate is 548 ZAR per ton.
(3)	The metallurgical recovery factor for zinc, lead and copper is 79.06%, 88.40% and 64.62%, respectively.
(4)	The historic three year average commodity price for zinc, lead and copper considered for evaluation of reserves were $ 2,077 per ton, $ 2,209 per ton and $ 8,155 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was South African Rand per US dollar 7.72.
(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of the twelve months ended December 31, 2010 and for the years ended March 31, 2012 and 2013:

Mine (Type of Mine)	Product	Twelve months ended December 31, 2010	Twelve months ended March 31, 2012*	Twelve months ended March 31, 2013
		(tons, except percentages)
Black Mountain (Underground)	Ore mined	1,379,000	1,434,088	1518,540
	Ore grade –Zinc	3.3%	2.9%	3.4%
	-Lead	4.2%	4.2%	3.7%
	Recovery - Zinc	79.9%	76.3%	77.8%
	-Lead	88.2%	91.0%	89.0%
	Zinc concentrate	72,000	64,683	78,457
	Lead concentrate	71,000	74,644	68,986

* We changed the financial year end for Black Mountain to March 31, to be consistent with our financial reporting year end and, accordingly, we have presented the production volumes for this mine since fiscal 2012. Prior to our acquisition of the Black Mountain mine, we presented the production volumes for the twelve months ended December 31, 2010. For the period January 1, 2011 to March 31, 2011, the production of zinc and lead concentrate at the Black Mountain mine was:

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

Sales and Marketing

BMM produces zinc, lead and copper concentrates that are sold in local and international markets on spot basis and through long term contracts. The commercial terms negotiated on an annual basis include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Some of the customers of Black Mountain mine are Rand Refinery, Trafigura Beheer B.V., MR Trading, Glencore International AG and Ocean Partners UK Limited.

Approximately 68.8% of the zinc and lead metal that BMM produced in fiscal 2013 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales prices is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.

Projects and Developments

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

Lisheen

Overview

The Lisheen mine is located in County Tipperary, Republic of Ireland and consists of an underground mine, concentrator and backfill plant, producing approximately 170,000 tons of zinc in concentrate annually with an expected mine life until 2015. The Lisheen mine also produces approximately 23,000 tons of lead concentrate annually. Current reserves are 2.26 million tons.

During the year ended March 31 2013, 1,644,537 tons of ore at 11.4% zinc and 2.2,% lead were processed at the Lisheen mine (this includes 168,987 tons of purchased ore from nearby Galmoy mine owned by a third party), which produced approximately 317,413 tons of zinc concentrate and 39,129 tons of lead concentrate, containing 169,485 tons and 23,407 tons of zinc and lead, respectively. Prior to its acquisition by us, Lisheen had a financial year end of December 31.

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

The Lisheen zinc deposit is located in the Rathdowney Trend. The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine was subsequently acquired by SIIL (through its subsidiary THL ZBV) on February 15, 2011.

Principal Products

Lisheen produces zinc and lead in concentrate and both concentrates are shipped overseas.

Principal Facilities

The following map shows the locations of Lisheen within Europe and within the island of Ireland:

Mines

The Lisheen zinc deposit is located in the Rathdowney Trend.

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

The Lisheen zinc deposit is located in the Rathdowney trend, which comprises sedimentary rocks (mainly limestone). The Lisheen ore bodies occur as three principal zones, main zone, Derryville zone and bog zone. The ore is largely hosted within fault associated hydrothermal breccias, known as the Black Matrix Breccia, which is developed at or proximal to the base of a massive, fine grained dolomitised limestone unit, termed the Waulsortian Formation. This unit is underlain by the argillaceous bioclastic limestone, a dark shaly limestone which forms the lithological footwall to the mineralisation. The ore bodies are at an average depth of 170 metres and are predominantly stratiform or flat lying, ranging in thickness from one to 14 metres. Close to faults, mineralisation may be substantially thicker. The deposit is high grade, with a zinc to lead ratio of 6:1.

The crushed ore from the Lisheen mine is stored in a surface stockpile from which it is conveyed to a two-stage wet grinding circuit as the first processing set in the concentrator. The slurried product from the grinding mills then passes directly to the two flotation circuits, where the lead concentrate and the zinc concentrates are floated off sequentially. The zinc concentrates are leached with sulphuric acid to remove dolomite to bring the product to smelter requirements. The concentrates are dewatered to shipment requirements by thickening and subsequent pressure filtration. The dewatered concentrates are then trucked to the port of Cork and are then shipped to international smelters.

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

The power requirements at the Lisheen mine are provided by a 110 KV line, rated for 120 MVA, to an on-site substation.

Land in the vicinity of the Lisheen mine has traditionally been used for dairy farming, cattle and sheep rearing, forestry and peat harvesting.

As of April 1, 2013, the reserve life of the mine is 2 years.

The Lisheen mine was wholly owned by Anglo American Plc between 2003 and 2011 following a series of mergers and acquisitions of stake holdings. The mine is now owned by SIIL through our subsidiary THLZBV.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2013:

	Proved Reserve			Probable Reserve			Total Proved and Probable Reserves			SIIL interest	Reserve
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade		life
	(million tons)		(%)	(million tons)		(%)	(million tons)		(%)
Lisheen	1.83	11.2	1.78	0.43	13.2	1.18	2.26	11.6	1.67

Total	1.83	11.2	1.78	0.43	13.2	1.18	2.26	11.6	1.67	100	2

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.
(2)	The reserve was generated using a zinc equivalent ZnEq cut-off grade of 5.83%.
(3)	The metallurgical recovery factor for zinc is 90.2% and lead is 66.8%
(4)	The historic three year average commodity price for zinc and lead considered for evaluation of reserves were $ 2,077 per ton and $ 2,209 per ton, respectively.
(5)	The average currency conversion factor that was used to estimate our reserves was US dollar per Euro 1.26.
(6)	The reserve quantities disclosed are for the entire mine.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Lisheen mine for the the twelve months ended December 31, 2010 and for the years ended March 31, 2012 and 2013:

Mine (Type of Mine)	Product	Twelve months ended December 31, 2010	Twelve months ended March 31, 2012*	Twelve months ended March 31, 2013
		(tons, except percentages)
Lisheen (Underground)	Milled Ore Tonne (DMT)	1,588,000	1,564,237	1,644,537
	Ore grade Zinc	12.20%	12.90%	11.40%
	-Lead	1.90%	2.70%	2.15%
	Recovery Zinc	90.50%	90.60%	90.39%
	- Lead	67.20%	70.30%	66.13%
	Zinc concentrate	326,000	343,196	317,413
	Lead concentrate	34,000	49,053	39,129

*We changed the financial year end for Lisheen to March 31, to be consistent with our financial reporting year end and, accordingly, we have presented the production volumes for this mine since fiscal 2012. Prior to our acquisition of the Lisheen mine, we presented the production volumes for the twelve months ended December 31, 2010. For the period January 1, 2011 to March 31, 2011, the production of total ore, zinc and lead concentrate at the Lisheen mine was:

Product	January 1, 2011 to March 31, 2011 (tons except percentage)
Milled Ore Tonne	311,266
Ore grade – Zinc	13.50%
– Lead	2.74%
Recovery – Zinc	91.71%
– Lead	74.03%
Zinc concentrate	78,615
Lead concentrate	11,376

Principal Raw Materials

There are no major raw materials used in Lisheen Mine, except for chemical reagents which is used in the flotation process to produce Zinc and Lead concentrates

Distribution, Logistics and Transport

With respect to Outbound Logistics Lisheen transports the zinc concentrates to the port at Cork (135 Kilometers from mine site) via on site haulage contracted with a single supplier. A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities. Haulage accounts for about 8.9% of total operating costs.

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

Sales and Marketing

The Lisheen mine extracts lead and zinc ore from underground and processes this into zinc and leads concentrates and sells these concentrates to smelters and customers in Europe, Asia, North Africa and the US. Lisheen currently has a very small base of customers. Marketing of the metals and concentrate produced by Lisheen is done centrally from the corporate office located in Aggeneys. There is also a site office to look after the logistics coordination, administrative support and contracting. Lisheen has a number of different concentrate sales contracts in place with international customers but increasingly deals on the spot market.

Some of the customers of Lisheen are Trafigura Beheer B.V, Boliden, Louis Dreyfus, MRI Transamine and Glencore International AG.

Approximately 60.0% of the zinc and lead metal that Lisheen produced in fiscal 2013 was sold under annual contracts specifying quantity, grade and price, with the remainder sold in the spot market. The contract sales price is linked to prevailing LME price. Thus, the price that Lisheen receives for its zinc and lead is dependent upon, and subject to fluctuations in the LME price.

Market Share and Competition

According to Brook Hunt, the Lisheen mine was the eleventh largest zinc mines by production volume in the world in 2012.

Projects and Developments

There are no major projects currently undertaken at Lisheen mine.

Our Aluminium Business

(a)	BALCO

Overview

Our aluminium business is owned and operated by BALCO. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, two captive power plants (one of which is used to produce power for captive consumption and the other is used for commercial purpose), an alumina refinery operations of which have been suspended since September 2009, a 245,000 tpa aluminium smelter and a fabrication facility, all of which are located in Korba in the State of Chhattisgarh in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power intensive nature of the process. This is, to a considerable extent, as a result of BALCO being an energy-integrated aluminium producer. BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. BALCO is constructing a 1,200 MW coal-based thermal power facility in the State of Chhattisgarh, which is currently under construction and awaiting final stage regulatory approvals. BALCO has also commenced the setting up of 325,000 tpa aluminium smelter, which is expected to be completed for first metal tapping by the third quarter of fiscal 2014.

BALCO’s annual production as of March 31, 2013 was 246,990 tons.

BALCO’s bauxite mines provide a majority of the bauxite required for BALCO’s smelters. The bauxite is transferred to Vedanta Aluminium’s alumina refinery, which converts bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to Vedanta Aluminium based on Vedanta Aluminium’s actual cost of production plus a reasonable margin. The remainder of BALCO’s alumina requirements is sourced from third parties. The mining lease of Mainpat bauxite mine expired on July 8, 2012 and BALCO has applied for renewal of the mining lease for a further period of ten years from July 2012. BALCO has temporarily stopped the mining activity on account of pending approval from the necessary mining authorities, and is currently sourcing whole of its alumina requirements from third parties.

We own a 51.0% ownership interest in BALCO and have management control of the company. The remainder of BALCO is owned by the GoI, which established BALCO in 1965. We acquired our interest in BALCO from the GoI on March 2, 2001. On March 19, 2004, we exercised an option to acquire the GoI’s remaining ownership interest. The exercise of this option has been contested by the GoI. Further, the GoI retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “- Options to Increase Interests in HZL and BALCO” for more information.

Principal Products

Primary Aluminium

Primary aluminium is produced from the smelting of metallurgical grade alumina. BALCO produces primary aluminium in the form of ingots and wire rods for sale. Ingots are used extensively for aluminium castings and fabrication in the construction and transportation industries. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables.

Rolled Products

Rolled products, namely coils and sheets, are value-added products that BALCO produces from primary aluminium. Rolled products are used for a variety of purposes in different industries, including aluminium foil manufacturing, printing, transportation, consumer durables, building and architecture, electrical and communications, packaging and general engineering industries.

Delivery to Customers

Ingots, wire rods and rolled products are transported by trucks to customers in India and to ports for export.

Principal Facilities

Overview

The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines

BALCO has two captive bauxite mines, namely, the Mainpat bauxite mines and the BodaiDaldali Bauxite mines, in the State of Chhattisgarh in Central India. Mainpat is an open-pit bauxite mine located in the Surguja district of the State of Chhattisgarh. The Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers. The mining lease of Mainpat mine expired on July 8, 2012.We have applied for renewal of mining lease for a further period of 10 years from July 9, 2012. BALCO has temporarily stopped the mining activity on account of pending approval from the necessary mining authorities.The bauxite extraction limit for the mine as granted by MoEF is 750,000 tpa. BALCO had also applied to the MOEF for renewal of environmental clearance for the Mainpat mine in November 2011 and July 2012. The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardha district of the State of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area is 6.3 square kilometers renewable mining lease that is valid until March 26, 2017. The bauxite extraction limit for Bodai-Daldali approved by IBM is 1,250,000 tpa.

The Chhattisgarh bauxite deposits are situated over a plateau with steep scarps on both sides, at an elevation of approximately 1,000 metres above sea level, for Mainpat, and approximately 940 metres above the surrounding land, for Bodai-Daldali. The bauxite is generally one metre to three metres thick and lies within a laterite sequence overlying thick tertiary basalts of the Deccan Traps. The cover of laterite and thin topsoil is up to five metres thick but is generally less than two metres. The bauxite outcrops around much of the plateau rims.

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

The bauxite is hard to very hard with a natural moisture content of 5.0% to 10.0%, an in-situ density of 2.3 tons to 2.4 tons per cubic meter. It comprises primarily gibbsite with boehmite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 46.3% aluminium oxide and silica levels of 3.7% as of March 31, 2013.

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

The current exploration drilling program is based on a 50-meter square pattern and is reduced to a 25-meter centers for detailed mine planning. Sampling is normally in 0.40 meter lengths and core is currently split and retained for future reference. Bauxite samples are tested for silica and aluminium oxide at laboratories situated on site and at the Korba plant. Selected sample are re-assayed as part of a quality control program.

Since commencing operations, the Mainpat mine has produced approximately 7.4 million tons of bauxite, with production in fiscal 2013 totaling approximately 230,137 tons at 43.9% aluminium oxide and was therefore less than the bauxite extraction limit for the mine fixed by the IBM. The potential consequences of this deviation include cancellation of the associated mining lease and a restriction from removing the mined ore from the mining site. Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

As of March 31, 2013, BALCO estimates the Proved and Probable Reserves at Mainpat to be 3.1 million tons and the remaining mine life of the Mainpat mine to be approximately 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. Total production at the Bodai-Daldali mine since the commencement of production has been 3.6 million tons of bauxite, with production in fiscal 2013 totaling approximately 705,870 tons at 45.9% aluminium oxide. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

As of March 31, 2013, BALCO estimates the reserves at Bodai-Daldali to be 3.1 million tons and the remaining mine life to be approximately 3 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The cut-off grade used to define the reserves at BALCO’s mines was 44.0%. In fiscal 2013, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 2,157.0 ($ 39.6) per ton of bauxite.

Based on current costs and historical prices, BALCO’s operations are forecast to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves. The Proved and Probable Reserves as of March 31, 2013 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminium price of $ 2,183 per ton, which is the average metal price for the three fiscal years ending March 31, 2013.

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

In fiscal 2013, the stripping ratio at the Mainpat mine was 1.0:2.1, while the stripping ratio at the Bodai-Daldali mine was 1.0:3.0. The strip ratio for the remaining reserves at Mainpat is 2.41 tons of waste per ton of ore, while at the Bodai-Daldali mine, it is 2.36 tons of waste per ton of ore. Stripping ratio is the ratio of the volume of waste material required to be handled in order to extract some volume of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2013:

Mines	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			SIIL Interest	Reserve Life
	Quantity	Alumina	Silica	Quantity	Alumina	Silica	Quantity	Alumina	Silica	%	(years)
	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)
Mainpat	3.1	46.28	4.12	—	—	—	3.1	46.28	4.12		4-5
Bodai-Daldali	3.1	46.40	3.33	—	—	—	3.1	46.40	3.33		3-4

Total	6.2	46.34	3.72	—	—	—	6.2	46.34	3.72	51	—

Additional information:

(1)	The reserve estimates presented incorporate the losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimates for bauxite is 44.0%.
(3)	The metallurgical recovery factor for bauxite at both Mainpat and Bodai-Daldali is 45.4%.
(4)	The historic three year average commodity prices is $ 2,181 per ton for bauxite and the currency conversion factor that was used to estimate our reserves was Rs. 49.3 per US dollar.
(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 51.0%.

Korba Facility

Overview

BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of a 245,000 tpa aluminium smelter, two power plants (one of which is used to produce power for captive consumption and the other that is used for commercial purposes), an alumina and a fabrication facility. The following table sets forth the total capacities as of March 31, 2013 at BALCO’s Korba facility:

		Capacity
Facility	Alumina	Aluminium	Captive Power
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	810

Refinery

The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery have been stopped since September 2009.

Smelters

Earlier, there were two aluminium smelters. The first smelter was commissioned in 1975, and used the VSS technology to produce aluminium from alumina and had a capacity of 100,000 tpa. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminium smelter at Korba. Operations at this aluminium smelter ceased on June 5, 2009. The second smelter uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006.

Fabrication Facility

The fabrication facility at Korba has two parts, a cast house and a sheet rolling shop.

Cast House

The cast house uses continuous rod casters from Continuus-Properzi S.P.A and has a foundry which has twin-roll continuous casters with a SNIF degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods.

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

Captive Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the coal-based 540 MW captive power plant commissioned in March 2006. The surplus generation from the power plant is supplied to the State Electricity Board and other customers. Following the shutdown of the 100,000 tpa aluminium smelter, power from its associated 270 MW power plant is sold in the merchant power market.

Thermal coal is a key raw material required for the operation of BALCO's captive power plants. In April 2008, BALCO entered into two five-year coal supply agreements with SECL for the supply of thermal coal by SECL to BALCO, which represents approximately 53.0 % of its thermal coal requirements, with the remainder obtained through open market purchases and imports of coal. Supply of coal from SECL is tapering as BALCO has been allotted a coal block for mining coal. In November 2007, BALCO received a coal block allocation of 211 million tons for use in its captive power plants. These allocated coal blocks are regarded as non-reserve coal deposits. These allocated coal blocks are currently in the post-exploration but pre-development stage. BALCO expects mine development activities to commence mining in the second quarter of fiscal 2014.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for the three years ended March 31, 2013:

		For the Year Ended March 31,
Facility	Product	2011	2012	2013
		(tons)
Korba
	Ingots/Busbar	27,927	8,671	8,416
	Rods	160,665	167,826	179,987
	Rolled products	66,706	69,157	58,587

Total(1)		255,298	245,654	246,990

Notes:

(1)	Reflects total of ingots, rods and rolled products.

The following table sets out the total bauxite ore production for each of BALCO’s mines for the three years ended March 31, 2013:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2011	2012	2013
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	564,608	620,193	230,137
	Ore grade	45.8%	43.9%	43.9%
Bodai-Daldali (Open-pit)	Bauxite ore mined	506,108	885,261	705,870
	Ore grade	45.8%	46.3%	45.9%

Total		1,070,716	1,505,454	936,007

Principal Raw Materials

The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Alumina

Alumina is the primary raw material used in the production of aluminium. Vedanta Aluminium supplies majority of the alumina requirements (after converting the bauxite supplied by BALCO to Vedanta Aluminium). BALCO currently sources all of its alumina from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal 2011, 2012 and 2013, BALCO purchased 126,210 tons, 26,250 tons and 166,302 tons of alumina at an average price of $ 360, $ 535 and $ 416 per ton, respectively, on a cost, insurance and freight or CIF basis at the port of Vizag, India.

Power

Smelting primary aluminium requires a substantial, continuous supply of electricity. As a result, power is a key input at BALCO’s Korba facility, where it is provided by one coal-based captive power plant of 540 MW. Our captive power plant has historically been dependent upon coal allocations from Coal India. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO received the environmental clearance on May 24, 2012 and the second stage forest clearance for the 211.0 million tons coal block on November 14, 2012. We are awaiting the approval for diversion of the forest land and execution of the mining lease, after which we shall commence the mining operations at the coal block (which is expected to commence in the second quarter of 2014). Power for BALCO’s mines is provided by on-site diesel generators.

Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through NTPC premises. Arbitration proceedings commenced on May 18, 2009 and are ongoing. The next date of hearing is fixed in August 2013. See “Item 3. Key Information -D. Risk Factors—Risks Relating to Our Business- Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

Carbon

Carbon is an important raw material to the aluminium smelting process. Carbon is used in the process of electrolysis, in the form of cathodes and anodes, with the latter the biggest component of BALCO’s carbon costs. Anodes are made up of carbonaceous material of high purity. For pre-baked anodes, green carbon paste made of calcined petroleum coke and coal tar pitch is compacted or pressed into the required form. These anodes are baked before their use in electrolytic cells, or pots.

BALCO has in-house facilities to manufacture carbon anodes to meet its entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes, are sourced primarily from the Indian market. There is an adequate supply of these raw materials in India, though their prices are generally determined by movements in global prices. At times, based on commercial comparison, orders for import are also placed.

Other Raw Materials

BALCO also uses other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic markets and BALCO does not foresee any difficulty in securing supplies when needed.

Distribution, Logistics and Transport

The alumina purchased from third party suppliers is transported to the Korba facility by rail and ports. BALCO’s aluminium products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.

Sales and Marketing

BALCO’s 10 largest customers accounted for approximately 41.1%, 49.5% and 38.9% of its revenue for aluminium business in fiscal 2011, 2012 and 2013, respectively. No customer accounted for greater than 10.0% of BALCO’s revenue in the last three fiscal years.

BALCO’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. Currently, BALCO sells its products primarily in the Indian market, with limited focus on exports. However, with the commissioning of the new aluminium smelter, a significant part of the additional production is sold in the export market. BALCO’s key customers include conductor manufacturers, state road transport corporations, railways, defense contractors and electrical equipment and machinery manufacturers.

Domestic sales are normally conducted on the basis of a fixed price for a given month that BALCO determines from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for aluminium BALCO sells in India is normally higher than the price it charges in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplying domestic customers.

BALCO’s export sales of aluminium are currently on a spot basis at a price based on the LME price plus a premium.

Projects and Developments

On October 7, 2006, BALCO entered into a MoU with the state government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine, in the State of Chhattisgarh at an estimated cost of Rs. 46,500 million ($ 852.9 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our EPC contractor, and Gamon Dunkerley and Company Limited, the sub-contractor are the subject of an investigation by the Chhattisgarh government. The matter is fixed for hearing on September 27 and 28, 2013. We have instituted an enquiry being conducted by IIT Rourkee, an expert in the civil engineering field in India. Work had resumed in January 2010. BALCO is currently constructing the 1,200 MW captive power plant which is awaiting final stage regulatory approvals.

In addition, on August 8, 2007, BALCO entered into a MoU with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($ 1,485.7 million). The first of two phases of this project has been commenced by BALCO with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of Rs. 38,000 million ($ 697.0 million), which uses pre-baked GAMI technology. BALCO has received environmental clearance for both phases of the project. Construction has commenced and the first metal tapping from the 325,000 tpa aluminium smelter is expected in the third quarter of fiscal 2014.

The estimated cost of building the 325,000 tpa aluminium smelter and 1,200 MW captive power facility is Rs. 84,500 million ($ 1,549.9 million). As of March 31, 2013, Rs. 75,679 million ($ 1,388.1 million) has been spent.

BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. The environment and forest clearance have been received, and currently the approval for diversion of forest land and execution of mining lease is awaited. The mining is expected to commence from the first quarter of fiscal 2015. The estimated cost of developing the coal mine is Rs. 7,150 million ($ 131.1 million). As of March 31, 2013, Rs. 658 million ($ 12.1 million) has been spent.

Market Share and Competition

BALCO is one of the four primary producers of aluminium in India and had a primary market share of 17.0% in fiscal 2013, according to AAI. BALCO’s competitors (and their respective primary market shares by volume in India in fiscal 2013) are Hindalco (33.0%), NALCO, a GoI enterprise (19.0%), and Vedanta Aluminium (31.0%) a subsidiary of Vedanta.

Aluminium ingots, wire rods and rolled products are commodity products and BALCO competes primarily on the basis of price and service, with price being the most important consideration when supplies are abundant. Aluminium competes with other materials, particularly plastic, steel, iron, glass, and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for aluminium.

(b) Vedanta Aluminium

Overview

We hold 29.5% ownership interest in Vedanta Aluminium and the other 70.5% of Vedanta Aluminium is owned by Vedanta.

In October 2004, Vedanta Aluminium entered into an agreement with the Orissa Mining Corporation Limited, or OMC, regarding the establishment of the alumina refinery, an aluminium smelter and associated captive power plants in the Lanjigarh and Jharsuguda districts.

On March 11, 2010, Vedanta Aluminium has acquired 100.0% ownership of Allied Port Services Private Limited, or APSPL. APSPL was merged into Vedanta Aluminium with effect from April 1, 2011 pursuant to the merger approved by the High Court of Madras.

Principal Facilities

Overview

The following table sets forth the capacities as on March 31, 2013 at out Lanjigarh and Jharsuguda facilities:

Facility	Capacity tpa
Lanjigarh Alumina Refinery	1,000,000
Jharsuguda Aluminium Smelter	500,000

Lanjigarh alumina refinery. The Lanjigarh alumina refinery is located in the Lanjigarh district in the State of Orissa in India, which is located approximately 450 km from BALCO’s Korba facility in the State of Chhattisgarh. In March 2007, Vedanta Aluminium began the progressive commissioning of a 1,000,000 tpa greenfield alumina refinery, expandable to 1.4 mtpa of installed capacity and an associated 75 MW, expandable to 90 MW, captive power plant. The captive power plant is fully operational and can meet the power requirements of the refinery. The second production stream of the Lanjigarh alumina refinery was commissioned in March 2010. Production of alumina at the refinery at Lanjigarh was temporarily suspended since December 5, 2012, due to inadequate availability of bauxite and the plant recommenced operations on July 12, 2013. Vedanta is currently in discussions with government authorities for sourcing adequate supply of bauxite. A ministerial level committee looking into the issue of bauxite supply is expected to submit its report shortly. Production at the alumina refinery does not affect production at the smelters.

Vedanta Aluminium had planned to invest Rs. 106,000 million ($ 1,944.2 million) to expand its alumina refining capacity at Lanjigarh to 5 mtpa by (i) increasing the current alumina refinery’s capacity from 1,400,000 tpa to 2,000,000 tpa by de-bottlenecking; (ii) constructing a second alumina refinery with a capacity of 3 mtpa; and (iii) constructing an associated 210 MW captive power plant. However, the expansion of the alumina refinery at Lanjigarh and related mining operations in Niyamgiri Hills have been on hold since October 20, 2010. On April 18, 2013, the Supreme Court of India directed the state government of Odisha to place unresolved issues and claims of the local communities that had served as the basis for MoEF’s order before the Gram Sabha, a decision-making body of the affected local communities. The proceedings before the Gram Sabha are expected to conclude in the second quarter of fiscal 2014, after which the MoEF will give a final order on the expansion and mining projects that have been put on hold.

On October 20, 2010, the MoEF has also directed Vedanta Aluminium to maintain status quo on the expansion of its refinery. Vedanta Aluminium made an application to the MoEF to reconsider the grant of the environmental clearance for its alumina refinery. The MoEF issued fresh terms of reference to Vedanta Aluminium for preparation of the EIA report which is required to be submitted to the Orissa Pollution Control Board for public hearing and after incorporation of the response, submit the final EIA report to the MoEF for environment clearance. Vedanta Aluminium submitted the EIA report to the Orissa Pollution Control Board and the public hearing has been kept on hold on the direction of the MoEF. Vedanta Aluminium is pursuing the matter with the state government.

Jharsuguda aluminium smelter. The Jharsuguda aluminium smelter is located in Jharsuguda in the State of Orissa in India. Operations in the Jharsuguda facility were implemented in 2 phases. The first phase has a production capacity of 250,000 tpa and was completed in November 2009. The second phase was commissioned in June 2010. A total of nine units of the associated 1,215 MW coal-based thermal captive power plant of 135 MW each, has been commissioned. It produced 429,723 and 527,037 tons of aluminium in fiscal 2012 and 2013, respectively. The captive power plant units are expected to meet the power requirements of the Jharsuguda smelter and all other power requirements of this facility. Vedanta Aluminium has also invested an estimated Rs. 145,000 million ($ 2,659.6 million) to set up a second 1,250,000 tpa aluminium smelter. Power to the new smelter will be provided by Sterlite Energy’s new 2,400 MW commercial power plant at Jharsuguda.

Projects and Developments

Lanjigarh alumina refinery. Vedanta Aluminium had planned to invest Rs. 106,000 million ($ 1,944.2 million) to expand its alumina refining capacity at Lanjigarh to 5 mtpa, subject to government approvals, by (i) increasing the capacity of the current alumina refinery from 1 mtpa to 2 mtpa through de-bottlenecking; (ii) constructing a 3 mtpa alumina refinery; and (iii) constructing an associated 210 MW captive power plant.

However, the expansion of the alumina refinery at Lanjigarh and related mining operations in Niyamgiri Hills have been on hold since October 20, 2010, due to the order of the MoEF. On April 18, 2013, the Supreme Court of India directed the state government of Odisha to place unresolved issues and claims of the local communities that had served as the basis for MoEF’s order before the Gram Sabha, a decision-making body of the affected local communities. The proceedings before the Gram Sabha are expected to conclude in the second quarter of fiscal 2014, after which the MOEF will give a final order on the expansion and mining projects that have been put on hold.

Unrelated to these proceedings, production of alumina at the refinery at Lanjigarh was temporarily suspended since December 5, 2012, due to inadequate availability of bauxite, and the plant recommenced operations on July 12, 2013. Vedanta is currently in discussions with government authorities to access bauxite and expects production at the refinery to resume once an adequate supply of bauxite has been secured. A ministerial level committee looking into the issue of bauxite supply is expected to submit its report shortly. Production at the alumina refinery does not affect production at the smelters.

As of 31 March 2013, Vedanta Aluminium had spent Rs. 38,931 million ($ 714.1 million) on the Lanjigarh expansion project.

Jharsuguda aluminium smelter. Vedanta Aluminium is also investing Rs. 145,000 million ($ 2,659.6 million) to set up additional 1,250,000 tpa aluminium smelter. As of March 31, 2013, Vedanta Aluminium had spent Rs. 119,611 million ($ 2,193.9 million) on this project.

Our Commercial Power Generation Business

Overview

We have been building and managing captive power plants since 1997. As of March 31, 2013, the total power generating capacity of our captive power plants and wind power plants, including the captive power plants of our 29.5%- owned subsidiary Vedanta Aluminium, was 5,410.3 MW, which includes our eleven thermal coal-based captive power plants with a total power generation capacity of 5,054 MW.

The following table sets forth information relating to our and Vedanta Aluminium’s existing power plants as of March 31, 2013:

Fiscal Year Commissioned	Capacity		Location	Fuel Used
	(MW)
1988(1)	270.0		Korba	Thermal Coal
1997	24.0		Tuticorin	Liquid fuel
2003	14.8		Debari	Liquid fuel
2003	6.0		Zawar	Liquid fuel
2003	14.8		Chanderiya (2)	Liquid fuel
2005	22.5		Tuticorin	Liquid fuel
2005	154.0		Chanderiya	Thermal coal
2006	540.0		Korba	Thermal coal
2007	75.0	(3)	Lanjigarh	Thermal coal
2007	107.2		Gujarat and Karnataka	Wind (4)
2008	80.0		Chanderiya	Thermal coal

2009	80.0		Zawar	Thermal coal
2009	16.0		Gujarat and Karnataka	Wind (4)
2009	675.0	(3)	Jharsuguda	Thermal coal
2010	540.0	(3)	Jharsuguda	Thermal coal
2011	1200.0	(5)	Jharsuguda	Thermal coal
2011	48.0		Rajasthan and Karnataka	Wind
2011	160.0		Dariba	Thermal coal
2012	103.0		Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (4)
2012	600.0	(5)	Jharsuguda	Thermal coal
2013	600.0		Jharsuguda	Thermal coal
2013	80.0	(6)	Tuticorin	Thermal coal

	5,410.3

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001 which is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminium smelter.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Captive power plant of Vedanta Aluminium, our 29.5%-owned subsidiary that is 70.5%-owned and controlled by Vedanta. The Lanjigarh captive power plant is expandable to 90 MW, subject to government approvals.
(4)	Our wind power plants are not for captive use.
(5)	All four units (600 MW each) were operational as of March 31, 2013.
(6)	Of the two 80 MW units, one was operational as of March 31, 2013.

We have the following power plants under construction:

•	The second 80 MW coal-based thermal captive power plant at Tuticorin, of the 160 MW capacity, is awaiting requisite approvals;

•	BALCO’s 1,200 MW thermal coal-based captive power plant in the State of Chhattisgarh which is awaiting final stage regulatory approval;

•

Talwandi Sabo’s 1980 MW thermal coal based captive power plant, comprising three units of 660 MW each, in the State of Punjab. The first unit is expected to be synchronized in the second quarter of fiscal 2014 and each subsequent unit at four monthly intervals.

Power sales

The following table sets out total power sales in MU for the last three fiscal years:

	For the Year Ended March 31,
Facility	2011	2012	2013
BALCO 270 MW	1,623	1,605	1,241
Sterlite Energy	856	5,638	7,530
HZL - Wind Power Plant	201	336	511

Total	2,680	7,579	9,282

Commercial power plants

Sterlite Energy—Orissa

Sterlite Energy has a 2,400 MW coal based thermal power plant facility (comprising of four units of 600 MW each) in Jharsuguda in the State of Orissa where approximately Rs. 82,000 million ($ 1,504.1 million) is the budgeted cost of the project. As of March 31, 2013, Rs. 79,574.0 million ($ 1,459.5 million) has been spent on the project. All four units have been commissioned as on March 31, 2013. This project is financed by internal sources and through debt financings.

This facility will require approximately 15 million tpa of coal. Sterlite Energy has applied to the Ministry of Coal for allotments of coal blocks and long-term coal linkages, which are long-term supply contracts for delivery of coal meeting specific contract specifications. In January 2008, the Ministry of Coal jointly allocated the coal blocks in the Rampia and Dip Side Rampia in the State of Orissa to six companies, including Sterlite Energy. Sterlite Energy’s proportionate share would be 112.2 million tons. The coal block is currently in the pre-exploration stage and are regarded as non-reserve coal deposits. The six companies have entered into an agreement regarding the joint allocation through a joint venture company, Rampia Coal Mine and Energy Private Limited, or RCMEPL, incorporated in February 2008.

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

Further, on September 26, 2006, Sterlite Energy entered into a memorandum of understanding with the state government of Orissa under which the government has agreed to assist us in our acquisition of approximately 3,000 acres of land for the power facility, including the rehabilitation and resettlement of persons to be displaced, the obtaining of environmental clearances, the allocation of coal blocks, long-term coal linkages, water allocations and the sourcing of power during the construction period. Pursuant to the memorandum of understanding, on September 28, 2006, Sterlite Energy entered into a power purchase agreement, or PPA, with the GRIDCO Limited, or GRIDCO, a nominee of the state government of Orissa, which provides for approximately 600 MW of power to be supplied to the state government of Orissa each year over a five-year period.

The PPA also provides that all power generated by the power plant prior to commercial operations and, thereafter, the power generated from the facility in excess of a plant load factor of 80% will be made available to GRIDCO at a variable price plus a variable incentive to be determined by the CERC.

Subsequently, Sterlite Energy entered into an amended PPA with GRIDCO on August 20, 2009 to amend the terms of the PPA pursuant to the Policy Guidelines for Thermal Power Generation notified by the Government of Orissa on August 8, 2008. Pursuant to the amended PPA, GRIDCO has the right to purchase up to 25.0% of the installed capacity of the power plant after adjustments for auxiliary consumption by us. Further, GRIDCO shall at all times have the right on behalf of the Government of Orissa to receive from the Jharsuguda power project, 7.0% of power generated (after adjustments for auxiliary consumption by us) at variable cost, determined by OERC. Further, we are required to make available to GRIDCO the entire power generated from the first unit of the Jharsuguda power project after meeting our own requirement. GRIDCO shall give six month notice to us if GRDICO does not want to avail part or whole right of purchase of power from us for any reason whatsoever. GRIDCO will have the right to purchase this power for 25 years from the date of commercial operation of the last unit. This right is an option to purchase rather than a binding commitment of GRIDCO. The PPA is subject to the approval of the OERC.

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

Power from the power plant to be purchased by GRIDCO will be evacuated by GRIDCO from the bus bar of the project. For the evacuation of the remaining power, Sterlite Energy has constructed a 400 KV LILO1 & 400 KV LILOII transmission line to connect to the transmission line being developed by Power Grid Corporation India Limited, or PGCIL near Jharsuguda. Sterlite Energy entered into an agreement with PGCIL in July 2010 to build the dedicated transmission system required for evacuating power from the power plant to the pooling units of PGCIL and to dispatch power to beneficiaries.

The power generated from the 2,400 MW power plant is sold to entities including state electricity boards, state-owned utility companies, power trading companies and private entities.

Sterlite Energy—Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India. All necessary approvals for the project have been obtained and commissioning of this project will be carried out in stages and the first unit is expected to be synchronized in the third quarter of fiscal 2014 and each subsequent unit at four monthly intervals. The estimated cost of this project is Rs. 101,732 million ($ 1,866.0 million).

In November 2009, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation, or SEPCO, for Sterlite Energy’s Talwandi Sabo thermal power project for Rs. 66,560 million ($ 1,220.8 million). The contract was revised upwards by $ 74 million on November 15, 2012 to reflect the set-up and commissioning of three units of power at the Talwandi Sabo thermal Power Plant.

SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment in accordance with technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple installments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 614 MW. If there is a delay in completion or failure to meet performance guarantees, liquidated damages may be imposed on SEPCO in accordance with the terms of the contract.

As of March 31, 2013, we had spent Rs. 79,965 million ($ 1,466.7 million) on this project. In September 2008, TSPL entered into a long-term PPA with the Punjab State Electricity Board for the sale of power from the completed power plant. This project is financed by internal sources and/or debt financing.

HZL—Wind Power Plants

As of March 31, 2013, wind power plants with a combined power generation capacity of 274 MW have been commissioned in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of Rs. 14,520 million ($ 266.3 million). The electricity from these wind power plants is sold to SEBs.

Other Opportunities in Power

Vedanta Aluminium entered into an agreement on October 1, 2007 with GRIDCO for the sale of excess power from one unit of its 75 MW captive power plant at Lanjigarh with a capacity of 30 MW.

Sterlite Energy intends to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including UMPPs or other projects announced by the GoI or any state government. A recent initiative of the Ministry of Power of the GoI offers private developers an opportunity to establish a number of UMPPs. Private developers will be selected on the basis of competitive bidding and under the initiative, will have the benefit of the assured purchase of power generated and payment security mechanisms.

Other Business

Vizag

We incorporated a special purpose vehicle, Vizag General Cargo Berth Private Limited, or VGCB, on April 20, 2010 for the coal berth mechanization project at Vishakhapatnam port. VGCB is owned by SIIL and Leighton Welspun Contractors Private Limited in the ratio of 74:26. The project is to be carried out on design, build, finance, operate, transfer basis and the concession agreement between Vizag Port Trust and VGCB was signed on June 10, 2010. Vizag Port Trust had specified certain conditions to be satisfied, before the concession is awarded to VGCB. VGCB had 120 days from June 10, 2010 to fulfill the conditions. On October 8, 2010, VGCB was awarded with concession after fulfilling conditions precedents of the concession agreement. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth shall be 10.18 mmtpa and that the Vishakhapatnam Port Trust will receive 38.10% share of the revenue earned from the berth as royalty. The costs for the project is Rs. 6,640 million ($ 121.8 million) of which Rs. 5,917 million ($ 108.5 million) has been spent. VGCB commenced operations during March 2013.

Paradip Port

We incorporated a special purpose vehicle, Paradip Multi Cargo Berth Private Limited, or PMCB, on February 8, 2011 for setting up a multipurpose berth to handle clean cargo including containers at Paradip port, situated in the Jagatsinghpur district of Orissa, on the east coast of India. The project was to be carried out on design, build, finance, operate and transfer basis. PMCB is owned by SIIL and Leighton Welspun Contractors Private Limited in the ratio of 74:26. The concession agreement with PMCB has not been signed till date as the regulatory approvals have not been received. PMCB has decided not to pursue the project further. Disputes between PMCB and the Paradip Port Trust have emerged due to this reason and the matter is pending in the Civil Court of Orissa.

Exploration and Development Activities

We are engaged in ongoing exploration activities to locate additional ore bodies in India, Australia, South Africa, Namibia and Ireland. We spent approximately Rs. 1,291 million ($ 23.7 million) in fiscal 2013 on exploration.

The focus of our exploration has been sediment hosted zinc deposits in India.

Options to Increase Interests in HZL and BALCO

Call Options Over Shares in HZL

On April 11, 2002, we acquired a 26.0% interest in HZL from the GoI through subsidiary, SOVL (which has been merged with us with effect from April 1, 2012). At the time of the acquisition, we owned 80.0% and STL owned the remaining 20.0%. In February 2003, STL transferred its 20.0% interest to us. We subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by us for the acquisition of the 46.0% interest in HZL was Rs. 7,776.0 million ($ 161.9 million at the time of acquisition).

Upon our acquisition of the 26.0% interest in HZL, we and the GoI entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares.

Under the shareholders’ agreement, the GoI granted us two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of Rs. 3,239.0 million ($ 72.5 million) on November 12, 2003, taking our interest in HZL to 64.9%.

The shareholders’ agreement provides that prior to selling shares in HZL to a third party, either party must first issue a sale notice offering those shares to the other party at the price it intends to sell them to the third party. However, a transfer of shares, representing not more than 5.0% of the equity share capital of HZL, by the GoI to the employees of HZL is not subject to such right of first refusal by us. The GoI has transferred shares representing 1.5% of HZL’s share capital to the employees of HZL. The shareholders’ agreement also provides that if the GoI proposes to make a sale of its shares in HZL by a public offer prior to the exercise of our second call option, then we shall have no right of first refusal.

The second call option provides us a right to acquire the GoI’s remaining 29.5% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on July 19, 2013 of Rs. 104.35 ($ 1.9) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be Rs. 130,224 million ($ 2,388.5 million).

By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings are under progress and will be next heard on November 13, 2013.

On January 9, 2012, we offered to acquire the GoI’s interests in HZL for Rs. 154,920 million ($ 2,841.5 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.

Call Option Over Shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the GoI for a cash consideration of Rs. 5,533.0 million. On August 28, 2012, we entered into a shareholders’ agreement with the GoI and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, it is entitled to appoint one more director to the board of BALCO than the GoI and is also entitled to appoint the managing director. There are various other matters reserved for approval by both the GoI and us under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

Under the shareholders’ agreement, if either we or the GoI wish to sell its shares in BALCO to a third party, the selling party must first offer the shares to the other party at the same price at which it is proposing to sell the shares to the third party. The other party shall then have the right to purchase all, but not less than all, of the shares so offered. If a shareholder does not exercise its right of first refusal, it shall have a tag along right to participate in the sale pro rata and on the same terms as the selling party, except that if the sale is by the GoI by way of a public offer, the tag along right will not apply. However, a transfer of shares representing not more than 5.0% of the equity share capital of BALCO by the GoI to the employees of BALCO is not subject to such right of first refusal by us.

The GoI also granted us an option to acquire the remaining shares in BALCO held by the GoI at the time of exercise. The exercise price is the higher of:

•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•

the original sale price (Rs. 49.0 per share) ($ 1.1 per share) together with interest at a rate of 14.0% per annum compounded half yearly from March 2, 2001 to the exercise date, less all dividends received by the GoI since March 2, 2001 to the exercise date.

On March 19, 2004, we exercised our option to acquire the remaining 49.0% of BALCO’s issued share capital held by the GoI at that time. Thereafter, the GoI sought several extensions to complete the sale of the shares. On June 7, 2006, the GoI contended that the clauses of the shareholders’ agreement relating to our option violated the provisions of section 111A of the Indian Companies Act, 1956 by restricting the right of the GoI to transfer its shares and that as a result the shareholders’ agreement was null and void. The GoI has also expressed an intention to exercise its right to sell 5.0% of BALCO to BALCO employees.

We have filed a petition before the High Court of Delhi seeking that the High Court direct the GoI to deposit with it at least 44.0% of the equity shares in BALCO and that the High Court further grant an injunction to restrain the GoI from selling, transferring, pledging or mortgaging or in any other way disposing of or encumbering its shareholding in BALCO in favour of any third party. The GoI retains the right to sell its shares representing 5.0% of BALCO to BALCO employees.

Subsequently, the GoI notified us that it would require us to amicably negotiate or, if that fails, commence informal mediation as provided for under the terms of the shareholders’ agreement. The High Court of Delhi on August 7, 2006 directed that negotiations between the parties take place expeditiously. As negotiations for an amicable resolution were unsuccessful, on May 17, 2007, we filed a petition requesting that the Court appoint an arbitrator as provided for under the terms of the shareholders’ agreement.

At a hearing on July 10, 2007, the High Court directed the parties to conduct mediation proceedings failing which arbitration would proceed. The mediation process failed to resolve the dispute and the High Court directed the arbitrators appointed by the parties to constitute the arbitration tribunal. Consequently all applications before the High Court were discontinued. Arbitration proceedings commenced on February 16, 2009 and concluded on August 29, 2010. On January 25, 2011, the arbitration tribunal rejected our claims on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate section 111A(2) of the Indian Companies Act, 1956. On April 23, 2011, we filed an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi to set aside the award dated January 25, 2011 to the extent that it holds these clauses ineffective and inoperative. The GoI also filed an application before the High Court of Delhi to partially set aside the arbitral award dated January 25, 2011 in respect of certain matters involving valuation. The High Court of Delhi passed an order dated August 10, 2011 directing our application and the application by the GoI to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi.

On January 9, 2012, we offered to acquire the GoI’s interests in BALCO for Rs. 17,820 million ($ 326.8 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.

Employees

As of March 31, 2013, we had 13,471 employees as follows:

Company		Location	Primary Company Function	Total Employees
Copper
	— Sterlite Industries (India) Limited	India	Copper smelting and refining	1,202
	— Copper Mines of Tasmania Proprietary Limited.	Australia	Copper mining	115
	— Fujairah Gold FZE	UAE	Precious metal refinery	79
Zinc
	— Hindustan Zinc Limited	India	Zinc and lead production	6,024
Zinc International
	— Black Mountain	South Africa	Zinc and lead Mining	789
	— Skorpion	Namibia	Zinc and lead Mining & refining	754
	— Lisheen	Ireland	Zinc and lead Mining	380

Company		Location	Primary Company Function	Total Employees
Aluminium
	— BALCO	India	Aluminium production	3,811
Power
	— Sterlite Energy Limited	India	Commercial power generation	165
	— Talwandi Sabo Power Limited	India	Commercial power generation	106
Others				46
Total				13,471

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminium Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

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

Regulatory Matters

Mining Laws

The Mines and Minerals (Development and Regulations) Act, 1957, as amended, or the MMDR Act, the Mineral Concession Rules, 1960, as amended, or the MC Rules, and the Mineral Conservation and Development Rules, 1988, as amended, or the MCD Rules, govern mining rights and the operations of mines in India. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The GoI announced the National Mineral Policy in 1993. Additionally, a draft bill has been proposed by the Ministry of Mines to amend the existing Mines and Minerals (Development and Regulation) Act, 1957, which will result in a number of changes in the existing legal regime for the mining sector.

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

Royalties

Royalties on the minerals extracted or a dead rent component, whichever is higher, are payable to the relevant state government by the lessee in accordance with the MMDR Act. The mineral royalty is payable in respect of an operating mine from which minerals are removed or consumed and is computed in accordance with a prescribed formula. The GoI has been granted broad powers to modify the royalty scheme under the MMDR Act, but may not do so more than once every three years. In addition, the lessee must pay the occupier of the surface land over the mining lease an annual compensation determined by the state government. The amount depends on whether the land is agricultural or non-agricultural.

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

Our operations require various environmental and other permits covering, among other things, water use and discharges, stream diversions, solid waste disposal and air and other emissions. Major environmental laws applicable to our operations include The Environment (Protection) Act, 1986, Forest (Conservation) Act, 1980, or Forest Act and the Forest Conservation Rules, 2003, Hazardous Wastes (Management and Handling) Rules, 1989, Water (Prevention and Control of Pollution) Act, 1974, Water (Prevention and Control of Pollution) Cess Act, 1977, Air (Prevention and Control of Pollution) Act, 1981, The Coal Mines (Nationalization) Act, 1973, or Coal Nationalization Act, Coking Coal Mines (Nationalization) Act, 1972, Coal Mines (Taking Over of Management) Act, 1973, Coking Coal Mines (Emergency Provision) Act, 1971, Coal Bearing Areas (Acquisition and Development) Act, 1957, Coal Mines (Conservation and Development) Act, 1974 and the New Coal Distribution Policy, 2007.

Power Sector

Licencing Requirements

Under the Electricity Act, 2003, or Electricity Act, transmission and distribution of, and trading in, electricity require licences from the appropriate Central or State Electricity Regulatory Commissions (respectively, “CERCs” and “SERCs”, and collectively, “ERCs”), unless exempted in accordance with the Electricity Act. The Tariff Policy, 2006 requires all procurement of power after January 6, 2006 to be through the bidding route. The CERC (Terms and Conditions of Tariff) Regulations, 2009, or Tariff Regulations, apply where tariff for a generating station or unit (other than those based on non-conventional energy sources) and transmission system is yet to be determined by CERC. In compliance with the Electricity Act, the GoI announced the National Electricity Policy in February 2005. The Electricity Act requires CEA to frame a National Electricity Plan once in five years and revise such plan from time to time in accordance with the National Electricity Policy.

Mega Power Projects

Under the Mega Power Policy introduced by the MoP on November 10, 1995 and amended on December 14, 2009, power projects which meet certain specific criteria are eligible to be classified as mega power projects.

Ultra Mega Power Projects

With the aim of meeting India’s significant power requirements, the GoI proposed the construction of Ultra Mega Power Projects or UMPPs in 2006. The award of the projects is based on competitive bidding processes, with the amount of normalised tariff for 25 years being a significant factor in their selection.

Employment and Labor Laws

We are subject to various labor, health and safety laws which govern the terms of employment of the our laborers at our mining and manufacturing facilities, their working conditions, the benefits available to them and the general relationship between our management and such laborers. These include the Industrial Disputes Act, 1947, Factories Act, 1948, Contract Labor (Regulation and Abolition) Act, 1970, Employee State Insurance Act, 1948, Payment of Wages Act, 1936, Minimum Wages Act, 1948, Workmen’s Compensation Act, 1923, Payment of Gratuity Act, 1972, Payment of Bonus Act, 1965, and Employees’ Provident Funds and Miscellaneous Provisions Act, 1952.

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

Companies Act, 1956

The Companies Act, 1956 curently governs the formation, financing, functioning and winding up of companies. The Companies Bill, 2012 was passed by the Lower House of the Indian Parliament on December 18, 2012. The Bill seeks to consolidate and amend the law relating to the companies and intends to improve corporate governance and to further strengthen regulations for corporates. Once passed by the Upper House of the Indian Parliament and assented to by the President of India, the new legislation will replace the Companies Act, 1956. Among the major features of the Bill includes formulation of a corporate social responsibility (CSR) policy and spending towards CSR activities, increased responsibility of independent directors and setting up of a National Financial Reporting Authority (NFRA).

C. Corporate Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2013:

(1)	Volcan is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave, is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust.
(2)	We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.
(3)	We have exercised our option to acquire the remaining 49.0% of BALCO owned by the GoI on March 19, 2004. The exercise of this option has been contested by the GoI. The GoI has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

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

•

BALCO. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The GoI owns the remaining 49.0%. We exercised an option to acquire the GoI’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the GoI. Further, the GoI retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminium business.

•

HZL. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. SOVL was merged into SIIL with effect from April 1, 2011 pursuant to a merger approved by the Hon’ ble Madras High Court. The remainder of HZL’s share capital is owned by the GoI (29.5%) and institutional and public shareholders and employees of HZL (5.6%). We have management control of HZL, which owns and operates our zinc business, and a call option to acquire the GoI’s remaining ownership interest at a fair market value to be determined by an independent appraiser. We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

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

The key entities that control us are as follows:

•

Volcan. Volcan was incorporated in the Bahamas on November 25, 1992, and is owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, controls the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. Volcan holds 58.2% of the share capital and 64.9% of the voting rights of Vedanta.

•

Vedanta. On April 22, 2003, Vedanta was created as a new company wholly-owned by Volcan. We and a number of other companies owned directly or indirectly by the Agarwal family at that time became subsidiaries of Vedanta. On December 10, 2003, Vedanta completed an initial public offering of its shares in the United Kingdom and its shares were listed on the LSE. As of March 31, 2012, Volcan holds 58.2% of the share capital and 64.9% of the voting rights of Vedanta. Vedanta is a leading metals and mining company that is listed on the LSE and included in the FTSE 100 Index. We are a majority-owned and controlled subsidiary of Vedanta. In 2004, Vedanta, through its wholly-owned subsidiary, VRHL, acquired 51.0% of KCM, which is incorporated in Zambia. In April 2008, Vedanta acquired a further 28.4% of KCM. KCM is the largest copper metals and mining company in Zambia and exports substantially all of its copper production to the Middle East and Southeast Asia. KCM competes with us on the world copper markets. In April 2007, Vedanta acquired a 51.0% controlling interest in Sesa Goa Limited, which was incorporated in India, is India’s largest private sector iron ore producer and exports substantially all of its iron ore production to leading global steel companies in China, Europe and Japan. In December 2011, Vedanta acquired 58.8% controlling stake in Cairn India, the largest private crude oil producer in India with assets in the State of Rajasthan.

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

D. Property, Plant and Equipment

See “- B. Business Overview—Our Business—Our Copper Business—Principal Facilities,” “- B. Business Overview—Our Business—Our Zinc Business—Principal Facilities” “- B. Business Overview—Our Business—Our Aluminium Business—Principal Facilities.” and “- B. Business Overview—Our Business—Our Zinc International Business—Principal Facilities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Some of the statements in the following discussion are forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS as issued by the IASB.

Overview

We are a non-ferrous metals and mining company with operations in India, Australia, United Arab Emirates, Namibia, South Africa and Ireland. We also operate a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminium businesses. We also have a non-controlling interest in Vedanta Aluminium, an alumina refining and aluminium smelting company. We have experienced significant growth in recent years through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s privatization programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal 2011, and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

Our revenue and operating profit increased from Rs. 302,472 million and Rs. 67,574 million in fiscal 2011 to Rs. 412,063 million and Rs. 71,294 million in fiscal 2012, respectively representing an increase of 36.2% and 5.5%, respectively and further increased to Rs. 452,550 million ($ 8,300.6 million) and Rs. 76,526 million ($ 1,403.6 million) in fiscal 2013, respectively representing an increase of 9.8% and 7.3%, respectively.

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
	2011	2012	2013
	(in percentages)
Revenue:
Copper	51.8	48.9	48.0
Zinc – India	32.5	27.0	27.2
Zinc – International	3.3	10.0	9.6
Aluminum	10.0	7.5	7.6
Power	2.4	5.9	6.8
Other	—	0.7	0.8

Total	100.0	100.0	100.0

Operating Profit:
Copper	13.6	10.9	11.1
Zinc – India	75.3	75.8	75.0
Zinc – International	2.4	8.4	6.7
Aluminum	5.2	1.9	0.4
Power	3.6	3.1	6.9
Other	(0.1)	(0.1)	(0.1)

Total	100.0	100.0	100.0

Segment Profit(1) :
Copper	14.1	10.3	10.6
Zinc – India	69.2	61.5	61.7
Zinc – International	5.3	18.0	15.3
Aluminum	7.3	4.1	2.6
Power	4.2	6.1	9.9
Other	(0.1)	—	(0.1)

Total	100.0	100.0	100.0

Note:

(1)	Segment profit is calculated by excluding depreciation and amortization from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating profit to segment profit for the periods presented:

	For the Year Ended March 31,
	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollar in millions)
Copper:
Operating profit	9,198	7,770	8,515	156.2
Plus: Depreciation and amortization	2,049	2,173	2,351	43.1
Segment profit	11,247	9,943	10,866	199.3
Zinc India:
Operating profit	50,914	54,018	57,426	1,053.3
Plus: Depreciation and amortization	4,429	5,236	5,844	107.2
Segment profit	55,343	59,254	63,270	1,160.5

	For the Year Ended March 31,
	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollar in millions)
Zinc International:
Operating profit	1,592	6,008	5,078	93.1
Plus: Depreciation and amortization	2,655	11,359	10,634	195.1
Segment profit	4,247	17,367	15,712	288.2
Aluminum:
Operating profit	3,495	1,345	328	6.0
Plus: Depreciation and amortization	2,371	2,653	2,321	42.6
Segment profit	5,866	3,998	2,649	48.6
Power:
Operating profit	2,437	2,200	5,251	96.3
Plus: Depreciation and amortization	917	3,681	4,874	89.4
Segment profit	3,354	5,881	10,125	185.7
Other:
Operating profit	(62)	(47)	(72)	(1.3)
Plus: Depreciation and amortization	1	1	11	0.1
Segment profit	(61)	(46)	(61)	(1.2)

Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite

On February 25, 2012, Vedanta announced an all-share merger of Sesa Goa and Sterlite, to create Sesa Sterlite and to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Reorganisation Transactions” consisting of the “Amalgamation and Reorganisation Scheme” and the “Cairn India Consolidation”).

The Amalgamation and Reorganisation Scheme

1. We will merge with and into Sesa Goa (which will be renamed Sesa Sterlite) through the issue of Sesa Goa shares to our shareholders (other than MALCO) on a three for five basis resulting in the issue of approximately 1,945 million Sesa Goa shares to our shareholders. The holders of our ADRs will receive three Sesa Goa ADRs for every five existing Sterlite ADRs. Our outstanding convertible bonds will become convertible bonds of Sesa Goa with equivalent rights and obligations;

2. MALCO’s power business will be sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

3. MALCO will merge with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a seven for ten basis, resulting in the issue of approximately 78.7 million Sesa Goa shares to the shareholders of MALCO and consequently, MALCO’s holding in us will be cancelled;

4. Sterlite Energy will merge with and into Sesa Goa for no consideration;

5. Vedanta Aluminium’s aluminium business will merge with and into Sesa Goa for no consideration; and

6. Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which holds Vedanta's 70.5% ownership interest in Vedanta Aluminium will be merged with and into Sesa Goa. As we currently hold the remaining 29.5% of the shares of Vedanta Aluminium, upon this concurrent amalgmation scheme becoming effective, Vedanta Aluminium will be a wholly-owned subsidiary of Sesa Sterlite.

Cairn India Consolidation

The subsidiaries of Vedanta and Sesa Goa have entered into a sale and purchase agreement pursuant to which Vedanta's 38.7% ownership interest in Cairn India, together with debt of approximately $ 5.9 billion incurred by Vedanta to acquire that interest in Cairn India, will be transferred to a subsidiary of Sesa Sterlite for nominal consideration. The Cairn India Consolidation is not conditional on the Amalgamation and Reorganisation Scheme being completed. As of March 31, 2013, a subsidiary of Vedanta and Sesa Goa hold 38.7% and 20.1% of Cairn India’s shareholding respectively. After the completion of the Reorganisation Transactions, Vedanta, through Sesa Sterlite will hold 58.8% of the total shareholding of Cairn India.

The Sesa Goa shares are, and the Sesa Sterlite shares will continue to be, listed on the BSE and the NSE. In connection with the merger of Sterlite into Sesa Goa to form Sesa Sterlite, Sesa Sterlite will establish an ADS facility and its ADSs are expected to be listed on The New York Stock Exchange.

Current Status of the Reorganization Transactions

The Reorganisation Transactions will become effective once the appeal before the High Court of Bombay at Goa is disposed and we file all the third party approvals received with the Registrar of Companies. The High Court of Madras approved the Amalgamation and Reorganisation Scheme by an order dated July 25, 2013. The High Court of Bombay at Goa approved the Amalgamation and Reorganisation Scheme by an order dated April 3, 2013. However, an appeal against this order has been filed by a shareholder of Sesa Goa and the order is yet to be delivered. Further, all the necessary approval and shareholder resolutions to implement the Cairn India Consolidation have been obtained.

Tuticorin Smelter

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

In September 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin. Following our appeal of this order to the Supreme Court of India, the order was stayed until further notice. The Supreme Court in subsequent hearings directed the Tamil Nadu Pollution Control Board (“TNPCB”), National Environmental Engineering Research Institute (“NEERI”) and the Central Pollution Control Board (“CPCB”) to issue certain directions and implement certain measures for the improvement of the copper smelter unit at Tuticorin. The Supreme Court in April 2013 allowed our appeal and set aside the order of the High Court of Madras. The Supreme Court has ruled that the plant has complied with all the directions and measures issued by the NEERI, TNPCB and CPCB. However, the Supreme Court directed the company to deposit Rs. 1,000 million ($18.3 million) with the District Collector, Tuticorin, which will be used for the improvement of the environment, including soil and water, near the location of the plant.

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition in the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the NGT ruled on July 15, 2013 that the copper smelter could remain open and reserved its order. The NGT has also directed the company to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. However, the TNPCB filed a notice of appeal against the interim order of the NGT. The next date of hearing is on August 5, 2013. Please see “Item 3. Key Information — D. Risk Factors —We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant” for additional information.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.

Metal Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on LME prices, in our zinc and aluminium businesses, and the tariffs determined in our power business. Both the TcRc of copper and the commodity prices of the metals that we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles including volatility in both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.

Global growth and commodity demand remains volatile and emerging markets continue to be the key drivers of growth. We are well positioned to capitalize on emerging market growth with a significant portion of our assets in India and Africa. With favorable demographics and urbanization driving consumption growth in India, we are well placed to meet the growing demand.

For a further discussion of global market and economic conditions and the risks to our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations—Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.”

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 92.3% of our copper concentrate requirements in fiscal 2013, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
	2011	2012	2013
	(in US cents per pound)
Copper TcRc	11.9	14.5	12.8

The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 7.7% of our copper concentrate requirements in fiscal 2013 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2017 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	For the Year Ended March 31,
	2011	2012	2013
	(in US dollars per ton)
Copper LME	8,138	8,475	7,853

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminium. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME/LBMA price of zinc and lead and silver prices and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and in fiscal 2013, sourced 36.5% of its alumina requirements from third party suppliers and the remaining alumina was supplied by Vedanta Aluminium. The bauxite is transferred to Vedanta Aluminium's alumina refinery, which converts bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to Vedanta Aluminium based on Vedanta Aluminium’s actual cost of production plus a fixed margin. For the portion of our aluminium business where the alumina is sourced from BALCO’s own bauxite mines , profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining, transportation costs, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
	2011	2012	2013
	(in US dollars per ton/ ounce)
Zinc LME	2,185	2,098	1,948
Aluminium LME	2,257	2,313	1,974
Lead LME	2,244	2,269	2,113
Silver LBMA*	23.9	35.3	30.5

*	silver is denominated in $/ ounce

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell large quantities of our products in India.

Hedging

We engage in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Qualitative Analysis—Commodity Price Risk.”

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission (“CERC”) determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for upto one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets. The average power realization price for the years ended March 31, 2012 and 2013 was Rs. 3.39 and Rs. 3.34 per unit respectively.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, including with CMT, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with both external suppliers and CMT exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting, sources approximately 35.0% of its thermal coal requirement from South Eastern Coal Fields Limited, a subsidiary of Coal India, under a five year fuel supply agreement which was entered into in April 2008 and was valid until July 2013. The term of this contract is currently being negotiated. The remainder of the thermal coal requirements are obtained through open market purchases and imports of coal. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

HZL in January 2006, as part of a consortium with five other partners, secured the award of a coal block from the Ministry of Coal of the GoI. HZL’s share of the coal block is approximately 31.5 million tons which, according to the Ministry of Coal of the GoI, are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the GoI approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field in the State of Chhattisgarh which is falling under moderate to dense forest. The environmental clearance and approval for the forest diversion was initially rejected by the MoEF and accordingly, a letter of rejection was issued by the state government on January 23, 2010. In February 2012, the HZL consortium resubmitted its application, which requires approval from the state government and the MoEF. After being denied access to the Hasdev Arand field, HZL continues to import coal from third-party suppliers. HZL has also been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI, which will enable it to source coal from mines of Coal India (catering to approximately a quarter of its total coal requirements), although access to this coal has been stopped since April 2013. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. These allocated coal blocks are regarded as non-reserve coal deposits. In October 2008, the Ministry of Coal approved BALCO’s mining plan. BALCO received the environmental clearance on May 24, 2012 and the second stage forest clearance for the 211.0 million tons coal block on November 14, 2012. The process for forest land diversion has been initiated by the state government, and we are in the process of signing the mining lease agreement. We expect to commence mining by the end of the second quarter of fiscal 2014. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.

Further, we have obtained coal block allocations of 112.2 million tons from the Ministry of Coal, GoI to support the 2,400 MW thermal-based commercial power facility in the State of Odisha in Eastern India. These allocated coal blocks are regarded as non-reserve coal deposits.

For our zinc business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “Government Policy—Taxes and Royalties.”

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs. We outsource a majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the Sterlite Energy power facilities are fully outsourced to third party contractors.

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

The following table sets forth our average realized TcRc and cost of production for each of our metals for each of the last three fiscal years:

	For the Year Ended March 31,
	Unit of Measurement	2011	2012	2013
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc) (1)	¢/lb	11.9	14.5	12.8
Cost of production:(2)
Copper smelting and refining(2)	¢/lb	4.0	0.0	8.7
Zinc India (2)		$990	1,010	998
Zinc International(2)		$1,077	1,069	1,029
Aluminium(2)		$1,784	1,997	1,951
Power(2)	Rs./unit	—	2.62	2.08

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

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

•

In the case of aluminium, cost of production for BALCO’s smelters includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to determine the cost of production per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating cost of production.

Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

•

Cost of production of power for Sterlite Energy’s power plant (and not for the 274 MW HZL power plant and the 270 MW BALCO power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating , maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced. For more information see Note (2) to the table on page 7 of Item 3A: Key Information – Selected Consolidated Financial Data.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that higher volumes of production generally reduce the perunit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the last three fiscal years:

		For the Year Ended March 31,
	Product	2011	2012	2013
		(tons except where otherwise stated)
Copper	Copper cathode(1)	303,991	325,877	353,154
	Copper rods	187,892	161,421	171,855
Zinc India	Zinc	712,471	758,716	676,923
	Lead	57,294	92,099	118,316
	Silver (Kilograms)	148,082	206,944	373,900
Zinc International
— Skorpion	Zinc	49,698	144,755	145,342
— BMM	Copper(3)	673	2,709	3,799
	Zinc(3)	7,593	31,769	38,577
	Lead(3)	9,324	53,578	48,883
— Lisheen	Zinc(3)	22,775	183,206	169,485
	Lead(3)	3,913	30,202	23,407
Aluminium	Ingots(2)	27,927	8,671	8,416
	Rods	160,665	167,826	179,987
	Rolled Products (2)	66,706	69,157	58,587
Power	Power (Million Units) (4)	2,680	7,579	9,282

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(2)	Includes production capitalized in fiscal 2011, 2012 and 2013 of 8,856 tons, 6,478 tons and 724 tons respectively.
(3)	Refers to mined metal content in concentrate.
(4)	Includes production under trial run in fiscal 2011, 2012 and 2013 of 646 million units, 926 million units and 795 million units respectively.

In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

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

March 1, 2011 to Present
Copper	5.00%
Copper concentrate	2.50%
Zinc	5.00%
Lead	5.00%
Silver	6.00%
Aluminium	5.00%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.0% (prior to February 27, 2010 the CVD was 8.0%, from February 27, 2010 to March 17, 2012 the CVD was 10%) of the assessable value and basic custom duty, which is levied on imports in India. Education cess and secondary and higher education cess on CVD is reduced to nil from March 17, 2012 (prior to March 17, 2012 it was 3% of CVD).

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

In February 2011, the import duty on copper concentrate and rock phosphate was increased from 2.0% to 2.5%, and a 1% excise duty was also imposed on fly ash. The excise duty on fly ash was further increased to 2% vide notification dated February 17, 2012.

Further, GoI imposed a 4% excise duty on silver produced from smelting of zinc and lead and an additional charge of 3.0% on the excise duty effective since March 1, 2013.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal 2012 and 2013, exports accounted for 51.3% and 54.9%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the FOB value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to Present (percentage of FOB value of exports)
Copper cathode	2.0%
Copper rods	2.0%

In fiscal 2012 and 2013, exports accounted for 33.7% and 22.6% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

October 9, 2012 to Present (percentage of FOB value of exports)
Zinc concentrate	1.5%
Zinc ingots	2.0%
Lead concentrate	1.5%

In fiscal 2012 and 2013, exports accounted for 2.2% and 2.7% respectively, of our aluminium business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

October 1, 2011 to Present
Aluminium ingots	2.0%
Aluminium rods	2.0%
Aluminium rolled products	3.0%

In the case of sales to Focus Markets (as defined herein), export assistance premiums for these products would extend to 3 to 4% of the FOB value of exports made to the countries specified under the Focus Market Scheme. The Focus Markets Scheme was implemented under Chapter 3 of the Foreign Trade Policy of India in 2009. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain focus markets, including, but not limited to Argentina, Austria, Chile, Cambodia, New Zealand and Bulgaria (“Focus Markets”). The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

Taxes and Royalties

Income tax on Indian companies during fiscal 2013 was charged at a statutory rate of 30.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 32.5%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax (MAT), whichever is greater. The effective MAT rate during fiscal 2013 was 20.01% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

A tax on dividends declared and distributed by Indian companies during fiscal 2013 is charged at an effective tax rate of 16.995%. This tax is payable by the company declaring, distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year, and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

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

We pay royalties to the state governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL's mines are located, at a rate of 8.4% with effect from August 13, 2009 (with the rate being 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 12.7% (with the rate being 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. Any increase in the royalty rates may adversely affect our profitability.

We also pay royalties to the state government of Tasmania in Australia, based on our extraction of copper ore. The royalty is based on the operations at CMT at a rate equal to (a) the sum of (x) 1.9% (1.6% upto December 31, 2011) of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.35% (5.0 % up to December 31, 2011) of revenue, effective from January 1, 2012.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•

7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and

•	3.5% of turnover for Lisheen. The turnover is identified as gross revenue less smelter deductions, treatment charges, freight and marine insurance charges on a semi annual basis.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly established units in certain geographical areas are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•

renewable energy devices being windmills installed on or before March 31, 2012 are eligible for accelerated depreciation at 80%. However, units that have opted for generation based incentive are not eligible for the said accelerated depreciation; and

•	income from investment in mutual funds is exempt from a tax subject to certain conditions.

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

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminium businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar South African Rand and Namibian dollar has the opposite effect on our results of operations. For more information on the fluctuations in the value of the Indian Rupee against the US dollar, the Australian dollar, South African Rand and Namibian dollar, see “Item 10. Additional Information—D. Exchange Controls—Exchange Rates.”

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. In the course of preparing these financial statements, our management has made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our significant accounting policies, see note 3 to our consolidated financial statements included in this annual report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

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

When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc. is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

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

Impairment assessment of the Tuticorin smelter

In September 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin. Following our appeal of this order to the Supreme Court of India, the order was stayed until further notice. The Supreme Court in subsequent hearings directed the Tamil Nadu Pollution Control Board ("TNPCB"), National Environmental Engineering Research Institute ("NEERI"), and the Central Pollution Control Board ("CPCB") to issue certain directions and implement certain measures for the improvement of the copper smelter unit at Tuitcorin.

The Supreme Court in April 2013 has allowed our appeal and has set aside the order of the High Court of Madras. The Supreme Court has ruled that the plant has complied with all the directions and measures issued by the NEERI, TNPCB and CPCB. However, the Supreme Court directed us to deposit Rs. 1,000 million ($18.3 million) with the District Collector, Tuticorin, which will be used for the improvement of the environment, including soil and water, near the location of the plant.

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition in the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the NGT ruled on July 15, 2013 that the copper smelter could remain open and reserved its order. The NGT has also directed the company to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. However, the TNPCB filed a notice of appeal against the interim order of the NGT. The next date of hearing is on August 5, 2013.

In view of the above, management is confident that the unit will be permitted to continue operations and accordingly concluded that no impairment of the asset is required.

Investment in and loans to Vedanta Aluminium

Due to the ongoing delay in obtaining approval for the Niyamgiri mines and expansion of the alumina refinery, we have reviewed the carrying value of our investments in and loans to Vedanta Aluminium for any impairment, and have concluded that no impairment is currently considered necessary based on the possible alternate source of obtaining bauxite and expectation of obtaining the necessary approvals for the alumina refinery expansion in due course.

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

Income Tax

In preparing the consolidated financial statements, we recognize the income taxes in each of the jurisdictions in which we operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current income tax assets and liabilities, and deferred income tax assets and liabilities in certain instances, during the period in which such determination is made.

Restoration, Rehabilitataion and Environmental Costs

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when the obligation to incur such costs arises. A corresponding provision is created on the liability side. The capitalised asset is charged to the statement of income over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

Retirement Benefits

We operate or participate in a number of defined benefit and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined separately each year for each plan using the projected unit credit method by independent qualified actuaries.Actuarial gains and losses arising in the year are recognised in full in the statement of income for the year. For defined contribution schemes, the amount charged to the statement of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Year Ended March 31,
	2011	2012	2013
	(in percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0	100.0
Cost of sales	(74.8)	(77.6)	(78.6)

Gross Profit	25.2	22.4	21.4
Other operating income	0.8	0.3	0.4
Distribution expenses	(1.2)	(1.8)	(1.9)
Administration expenses	(2.5)	(3.6)	(3.0)

Operating profit	22.3	17.3	16.9
Investment and other income	7.3	7.0	8.1
Finance and other costs	0.4	(2.9)	(2.5)
Share in profit/(loss) of associates	(1.0)	(2.1)	(1.7)

Profit before taxes	28.9	19.3	20.8
Income tax expense	(6.2)	(4.9)	(3.4)
Profit for the year	22.7	14.4	17.4
Profit attributable to:
Equity holders of the parent	16.1	9.5	11.9
Non-controlling interest	6.6	4.9	5.5

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

	For the Year Ended March 31,
	2011		2012		2013
	(in millions, except percentages)
	Revenue (in Rs.)	% of Revenue	Revenue (in Rs.)	% of Revenue	Revenue (in Rs.)	Revenue (in $)	% of Revenue
India	187,454	62.0%	229,163	55.6%	264,688	4,854.9	58.5%
Far East(1)	32,488	10.7%	76,845	18.7%	87,307	1,601.4	19.3%
Other(2)	82,530	27.3%	106,055	25.7%	100,555	1,844.3	22.2%
Total	302,472	100.0%	412,063	100.0%	452,550	8,300.6	100.0%

Notes:

(1)	Far East includes a number of countries, primarily China, South Korea, Malaysia, Singapore, Vietnam, Indonesia and Taiwan.
(2)	Other markets primarily include Saudi Arbia, Belgium, Switzerland, Netherlands, UK, Italy, Spain, Denmark, South Africa, Tanzania, Nigeria, Oman, Turkey, UAE, Kenya and Nepal.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business.

	Year Ended March 31,
	2011	2012	2013
	(% Percentage)
Consolidated	38.2	25.7	24.2
Copper	33.5	39.5	39.8
Zinc – India	36.5	39.3	40.2
Zinc – International	96.0	95.6	96.9
Aluminum	49.3	49.5	48.0
Power	—	82.7	83.4

No single customer accounted for 10.0% or more of our revenue on a consolidated basis in any of the periods indicated.

Comparison of years ended March 31, 2012 and March 31, 2013

Revenue and Operating Profit

Consolidated

Revenue increased from Rs. 412,063 million in fiscal 2012 to Rs. 452,550 million ($ 8,300.6 million) in fiscal 2013, an increase of Rs. 40,487 million, or 9.8%. Revenue increased in fiscal 2013 driven by increased sales volume across Copper, Zinc India and power businesses, on account of significant increase in silver and lead production in our Zinc India business and higher volume in Sterlite Energy on account of generation from the third 600 MW power unit commissioned during February 2012. Depreciation of Indian rupee against the US dollar by 13.6% in fiscal 2013 as compared to fiscal 2012 also contributed to higher revenues. However, the benefit of volume increase and rupee depreciation was partially offset by a decrease in all the metal prices as compared to fiscal 2012.

Operating profit increased from Rs. 71,294 million in fiscal 2012 to Rs. 76,526 million ($ 1,403.6 million) in fiscal 2013, an increase of Rs. 5,232 million, or 7.3%. The increase in operating profit was primarily driven by higher sales realization on account of rupee depreciation against the US dollar, higher lead and silver volumes from Zinc India operations and higher operating profits from the power and copper businesses on account of higher volumes offset by the impact of lower daily average LME prices across metals and higher cost of production. The increase in cost of production was due to inflation in the prices of all commodities. Operating margin decreased from 17.3% in fiscal 2012 to 16.9% in fiscal 2013 as a result of a decrease in the operating margins in Zinc India, Zinc International and Aluminium businesses.

Contributing factors to our consolidated operating profit were as follows:

•

Cost of sales increased from Rs. 319,719 million in fiscal 2012 to Rs. 355,624 million ($6,522.8 million) in fiscal 2013, an increase of Rs. 35,905 million, or 11.2%. Cost of sales increased primarily due to increase in volumes in Copper and Power businesses and higher raw material costs across segments. The increase in raw material costs was due to inflation in the prices of all commodities. Cost of sales as a percentage of revenue increased from 77.6% in fiscal 2012 to 78.6% in fiscal 2013.

•

Other operating income increased from Rs. 1,398 million in fiscal 2012 to Rs. 1,883 million ($ 34.5 million) in fiscal 2013, an increase of Rs. 485 million, or 34.7%. The increase was primarily due to increase in scrap sales revenue by Rs. 340 million and decrease in foreign exchange losses by Rs. 170 million as against fiscal 2012.

•

Distribution expenses increased from Rs. 7,446 million in fiscal 2012 to Rs.8,646 million ($ 158.6 million) in fiscal 2013, an increase of Rs. 1,200 million, or 16.1%, mainly due to higher volumes in Power and Aluminium businesses, and a larger proportion of power sale contracts where the distribution expenses were incurred by us. As a result, distribution expense as a percentage of revenue increased from 1.8 % in fiscal 2012 to 1.9 % in fiscal 2013.

•

Administration expenses decreased from Rs. 15,002 million in fiscal 2012 to Rs. 13,637 million ($ 250.1 million) in fiscal 2013, a decrease of Rs. 1,365 million, or 9.1% mainly due to the charge of Rs. 4,233 million with respect to the claim made by Asarco in fiscal 2012 resulting in higher administration expenses recorded during that year, partly offset by a charge of Rs. 1,000 million ($ 18.3 million) recorded in fiscal 2013 towards the amount to be paid to the District Collector, Tuticorin, for improvement of the environment, including soil and water, in the vicinity of the Tuticorin smelter, as directed by the Supreme Court. As a percentage of revenue, administration expenses decreased from 3.6% in fiscal 2012 to 3.0% in fiscal 2013.

Copper

Revenue from the copper segment increased from Rs. 201,647 million in fiscal 2012 to Rs. 217,374 million ($ 3,987.1 million) in fiscal 2013, an increase of Rs. 15,727 million, or 7.8%. This increase was primarily due to the increase in production of cathodes and higher sales in Fujairah, offset by lower daily average LME prices of copper. Specifically:

•

Copper cathode production increased from 325,877 tons in fiscal 2012 to 353,154 tons in fiscal 2013, an increase of 8.4%. The production in fiscal 2013 was higher, as we produced cathodes from blister copper as well during fiscal 2013, translating into higher volumes. Copper cathode sales increased from 159,004 tons in fiscal 2012 to 178,817 tons in fiscal 2013, an increase of 12.5%, due to increased production.

•

Production of copper rods increased from 161,421 tons in fiscal 2012 to 171,855 tons in fiscal 2013, an increase of 6.5%, reflecting the market demand. Copper rod sales increased from 161,514 tons in fiscal 2012 to 171,653 tons in fiscal 2013, an increase of 6.3%, in line with the increase in production.

•

Sales of copper in the Indian market decreased from 197,434 tons in fiscal 2012 to 196,626 tons in fiscal 2013, a decrease of 0.4%, and our exports increased from 123,084 tons in fiscal 2012 to 153,844 tons in fiscal 2013, an increase of 25.0%. Our domestic sales as a percentage of total sales decreased from 61.6% in fiscal 2012 to 56.1% in fiscal 2013. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. The decrease, as shown above, is only on account of our effort to reduce our exports volume to Special Economic Zones or Export Oriented Units, and improve our exports volume to Focus Markets, where the margins are relatively higher. As a result, volume of our deemed exports, included in the domestic sales volume discussed above, decreased from 9,969 tons in fiscal 2012 to 4,796 tons in fiscal 2013.

•	The daily average copper cash settlement price on the LME decreased from $ 8,475 per ton in fiscal 2012 to $ 7,853 per ton in fiscal 2013, a decrease of 7.3%.

Operating profit in the copper segment increased from Rs. 7,770 million in fiscal 2012 to Rs. 8,515 million ($ 156.2 million) in fiscal 2013, an increase of Rs. 745 million, or 9.6%. Operating margin remained constant at 3.9% in fiscal 2012 and fiscal 2013. The increase in operating profit was primarily due to the profit of fiscal 2012 having been impacted by provision of 4,233 million on account of the adverse Court ruling in Asarco’s claim, offset by the profit in fiscal 2013 impacted by lower daily average LME copper prices, lower TcRc rates in line with the market conditions, higher cost of production and a charge of Rs.1,000 million ($ 18.3 million) towards the amount to be paid to the District Collector, Tuticorin, for improvement of the environment, including soil and water, in the vicinity of the Tuticorin smelter, as directed by the Supreme Court. In particular:

•	TcRc rates decreased from an average of 14.5¢/lb realized in fiscal 2012 to an average of 12.8 ¢/lb realized in fiscal 2013.

•

Cost of production, which consists of cost of smelting and refining costs, increased significantly from 0.0 ¢/lb in fiscal 2012 to 8.7 ¢/lb in fiscal 2013, primarily due to lower average realization on the sale of sulphuric acid, a by-product, from Rs. 4,212 per ton in fiscal 2012 to Rs. 1,805 per ton in fiscal 2013, which was partially offset by higher sulphur recoveries and had an impact of 5.2 ¢/lb in the cost of production, and higher cost of consumables, marginally offset by higher metal recoveries.

Zinc India

Revenue in the Zinc India segment increased from Rs. 111,319 million in fiscal 2012 to Rs. 123,241 million ($ 2,260.5 million) in fiscal 2013, an increase of Rs. 11,922 million, or 10.7%. This increase was primarily due to the depreciation of Indian rupee against the US dollar by 13.6% and an increase in lead and silver sales volume, offset by lower daily average LME prices of zinc, lead and silver. Specifically:

•

Zinc ingot production decreased from 758,716 tons in fiscal 2012 to 676,923 tons in fiscal 2013, a decrease of 10.8%, in line with the mine plan for the year. Zinc ingot sales also decreased in line with the lower production, from 758,499 tons in fiscal 2012 to 674,959 tons in fiscal 2013, a decrease of 11.0%.

•

Zinc ingot sales in the domestic market increased from 438,171 tons in fiscal 2012 to 471,032 tons in fiscal 2013, an increase of 7.5%. Our domestic sales as a percentage of total sales increased from 57.8% in fiscal 2012 to 69.8% in fiscal 2013. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. As a result of lower production volume, as well as more of the production being sold in the domestic market, our export sales decreased from 320,328 tons of zinc in fiscal 2012 to 203,926 tons of zinc in fiscal 2013, a decrease of 36.3%.

•	The daily average zinc cash settlement price on the LME decreased from $ 2,098 per ton in fiscal 2012 to $ 1,948 per ton in fiscal 2013, a decrease of 7.2%.

•

Zinc concentrate sales increased from nil in fiscal 2012 to 119,570 dry metric tons in fiscal 2013. This increase was primarily due to the availability of surplus zinc concentrate in the second half of fiscal 2013. Lead concentrate sales to third parties decreased from 10,086 dry metric tons in fiscal 2012 to nil in fiscal 2013, due to increase in internal consumption on account of higher metal production at HZL’s lead smelters.

•

Lead ingot production increased from 92,099 tons in fiscal 2012 to 118,316 tons in fiscal 2013, an increase of 28.5%, due to the ramp up of the lead smelter at Dariba commissioned in fiscal 2012. Lead ingot sales increased from 91,701 tons in fiscal 2012 to 117,445 tons in fiscal 2013, an increase of 28.1%, due to increase in production.

•

Silver ingot production increased from 206,945 kilograms in fiscal 2012 to 373,900 kilograms in fiscal 2013, an increase of 80.7%, primarily due to higher output from Sindesar Khurd mine and Dariba lead smelter. Sale of silver ingots increased from 205,691 kilograms in fiscal 2012 to 373,954 kilograms in fiscal 2013, an increase of 81.8% enabled by the increase in production.

•	The daily average lead cash settlement price on the LME decreased from $ 2,269 per ton in fiscal 2012 to $ 2,113 per ton in fiscal 2013, a decrease of 6.9%.

•	The daily average silver LBMA prices decreased from $ 35.3 per ounce in fiscal 2012 to $ 30.5 per ounce in fiscal 2013, a decrease of 13.6%.

Operating profit in the zinc segment increased from Rs. 54,018 million in fiscal 2012 to Rs. 57,426 million ($ 1,053.3 million) in fiscal 2013, an increase of Rs. 3,408 million, or 6.3%. Operating margin however, decreased from 48.5% in fiscal 2012 to 46.6% in fiscal 2013. The increase in operating profit in fiscal 2013 was primarily due to the higher lead and silver sales volume and Rupee depreciation, offset by lower daily average LME prices of zinc and lead and lower daily average silver LBMA prices which cumulatively had a positive impact of Rs. 6,590 million in fiscal 2013. Operating profit was also negatively affected by increase in the cost of production of zinc (not including royalty) from Rs. 40,003 per ton in fiscal 2012 to Rs. 45,461 per ton in fiscal 2013 and cost of production of lead (not including royalty) from Rs. 39,816 per ton in fiscal 2012 to Rs. 41,227 per ton in fiscal 2013 which had an impact of Rs. 2,480 million. The decrease in operating margin was also due to lower daily average LME prices of zinc and lead, lower daily average silver LBMA prices and higher cost of production in fiscal 2013.

Zinc International

Revenue from external customers in the Zinc International segment increased from Rs. 41,272 million in fiscal 2012 to Rs. 43,475 million ($ 797.4 million) in fiscal 2013, an increase of Rs. 2,203 million or 5.3%. The increase in revenue was primarily contributed by the rupee depreciation against the US dollar, offset by the fall in daily average zinc and lead LME prices combined with lower volumes in Lisheen in accordance with the mine plan. Specifically:

•	Production of refined zinc metal at Skorpion registered a marginal increase from 144,755 tons in fiscal 2012 to 145,342 tons in fiscal 2013, an increase of 587 tons or 0.4%.

•

Production of zinc metal in concentrate (MIC) from the Lisheen and BMM mines decreased from 214,975 tons in fiscal 2012 to 208,063 tons in fiscal 2013, a fall of 3.2%. Production of lead MIC also decreased from 83,780 tons to 72,289 tons, a decrease of 11,491 tons or 13.7%. The fall in production was in line with the current year’s mine plan.

•	The daily average Zinc cash settlement price on the LME decreased from $ 2,098 per ton in fiscal 2012 to $ 1,948 per ton in fiscal 2013, a decrease of 7.2%.

•	The daily average Lead cash settlement price on the LME decreased from $ 2,269 per ton in fiscal 2012 to $ 2,113 per ton in fiscal 2013, a decrease of 6.9%.

Operating profit in the Zinc International segment decreased from Rs. 6,008 million in fiscal 2012 to Rs 5,078 million ($ 93.1 million) in fiscal 2013, a decrease of Rs. 930 million or 15.5%, largely on account of the fall in volumes and lower daily average metal prices, partly offset by lower production costs. Operating margin decreased from 14.6% in fiscal 2012 to 11.7% in fiscal 2013.

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 31,089 million in fiscal 2012 to Rs. 34,148 million ($ 626.3 million) in fiscal 2013, an increase of Rs. 3,059 million, or 9.8%. This increase was primarily due to depreciation of the Indian rupee against the US dollar by 13.6%, higher volumes and increased metal premiums, offset by the decline in the daily average LME prices of aluminium. Specifically:

•

Aluminium production increased from 245,654 tons in fiscal 2012 to 246,990 tons in fiscal 2013, an increase of 0.5%. Production of value added products also registered a marginal increase, at 96.6% in fiscal 2013 as against 96.5% in fiscal 2012.

•

Aluminium sales increased from 239,335 tons in fiscal 2012 to 245,857 tons in fiscal 2013, an increase of 2.7% as a result of higher production and stock liquidation. Sales of aluminium ingots increased from 7,490 tons in fiscal 2012 to 7,738 tons in fiscal 2013, an increase of 3.3%. Wire rod sales increased from 167,808 tons in fiscal 2012 to 179,879 tons in fiscal 2013, an increase of 7.2%, reflecting our continued focus on the sale of value-added products. Rolled product sales decreased from 63,996 tons in fiscal 2012 to 58,160 tons in fiscal 2013, a decrease of 9.1%, reflecting the market conditions. The remaining sales represent billet sales of 40 tons in fiscal 2012 as compared to bus bar sales of 80 tons in fiscal 2013.

•

Aluminium sales in the domestic market increased from 233,385 tons in fiscal 2012 to 238,701 tons in fiscal 2013, an increase of 2.3%. Our aluminium exports increased marginally from 5,950 tons in fiscal 2012 to 7,156 tons in fiscal 2013. Our domestic sales as a percentage of total sales decreased from 97.5% in fiscal 2012 to 97.1 % in fiscal 2013.

•	The daily average aluminium cash settlement price on the LME decreased from $ 2,313 per ton in fiscal 2012 to $ 1,974 per ton in fiscal 2013, a decrease of 14.7%.

Operating profit in the aluminium segment decreased from Rs. 1,345 million in fiscal 2012 to Rs. 328 million ($ 6.0 million) in fiscal 2013, a decrease of Rs. 1,017 million, or 75.6%. Higher sales realization due to depreciation of the Indian rupee against the US dollar and higher metal premiums partially offset by lower daily average LME prices of aluminium contributed to increase in operating profit by Rs. 1,960 million. However, increase in cost of production from Rs. 95,747 per ton in fiscal 2012 to Rs. 106,236 in fiscal 2013, largely on account of higher power and alumina costs resulted in the reduction in operating profit by Rs. 2,680 million. As a result, operating margin decreased from 4.3% in fiscal 2012 to 1.0% in fiscal 2013.

Power

Revenue from external customers in the power segment increased from Rs. 24,333 million in fiscal 2012 to Rs. 30,800 million ($ 564.9 million) in fiscal 2013, an increase of Rs. 6,467 million or 26.6%, the increase being primarily due to the generation from the third 600 MW unit of Sterlite Energy’s 2,400MW power plant and increased power generation from the 150 MW wind power generation capacity set up in fiscal 2012, offset by lower generation from BALCO’s 270 MW power plant. Specifically:

•

Power sold increased from 7,578 million units (MU) in fiscal 2012 to 9,282 MU in fiscal 2013, an increase of 22.5%. This increase has been on account of the third unit of Sterlite Energy capitalized in February 2012 and 150 MW wind power generation capacity set up in the fourth quarter of fiscal 2012 generating power for the whole year in fiscal 2013. Power generated from these plants was higher by 1,892 MU and 175 MU respectively in fiscal 2013 as compared to fiscal 2012. However, this increase has been partially offset by the power evacuation constraints imposed on Sterlite Energy after a power grid failure in the end of August 2012, and lower power sales in BALCO’s 270 MW of 1,241 MU in fiscal 2013 as compared to 1,605 MU in fiscal 2012, on account of evacuation constraints.

•	The average power realization decreased from Rs. 3.39 per unit in fiscal 2012 to Rs. 3.34 per unit in fiscal 2013, a decrease of 1.5%.

•

Cost of generation at the power business decreased from Rs. 2.40 per unit in fiscal 2012 to Rs. 2.06 per unit in fiscal 2013, a decrease of 14.2%, mainly driven by decrease in Sterlite Energy’s power generation cost from Rs. 2.62 per unit to Rs. 2.08 per unit over the corresponding period, on account of lower coal costs and efficient plant operations.

Operating profit in the power segment increased from Rs. 2,200 million in fiscal 2012 to Rs. 5,251 million ($ 96.3 million) in fiscal 2013, an increase of Rs. 3,051 million or 138.7%, primarily due to higher power generation from the units commissioned during fiscal 2012 and improved efficiency from the increased scale of operations and lower generations costs, marginally offset by lower power realisations. Operating margin increased from 9.0% in fiscal 2012 to 17.0% in fiscal 2013.

Other

Operating loss in our other business segment increased from Rs. 47 million in fiscal 2012 to Rs. 72 million ($ 1.3 million) in fiscal 2013.

Investment and Other income

Investment and other income increased from Rs. 28,829 million in fiscal 2012 to Rs. 36,693 million ($ 673.0 million) in fiscal 2013 an increase of Rs. 7,864 million or 27.3%, primarily due to an increase of Rs. 3,438 million in interest income on loans and receivables, and increase in interest income of Rs. 1,693 million on bank deposits consequent to increased deployment of funds in bank deposits and loans and receivables, gain of Rs.770 million towards sale of investment in Hudbay Minerals and an increase of Rs. 1,655 million in fair value gain on financial assets held for trading, partially offset by lower dividend income of Rs. 527 million from these financial assets.

Finance costs

Finance costs decreased from Rs. 12,042 million in fiscal 2012 to Rs. 11,183 million ($ 205.1 million) in fiscal 2013. Increase in interest expense was more than offset by reduction of Rs. 4,407 million in foreign exchange loss and increase in capitalization of interest costs by Rs. 1,982 million in fiscal 2013, as compared to the previous year.

Share in profit / loss of associate

Share in loss of associate decreased from Rs. 8,767 million in fiscal 2012 to Rs. 7,736 million ($ 141.9 million) in fiscal 2013 as smelter operations of Vedanta Aluminium operated above rated capacity with significant improvement in output of volume, power consumption, carbon consumption costs and other operational parameters.

Tax expense

Tax expense decreased from Rs. 20,077 million in fiscal 2012 to Rs. 15,555 million ($ 285.3 million) in fiscal 2013. Our effective income tax rate, calculated as tax expense divided by our profit before taxes, was 25.3% in fiscal 2012 and 16.5% in fiscal 2013. The effective tax rate decreased in fiscal 2013 primarily due to higher tax exemptions availed by our units located in designated areas in our Zinc India business in fiscal 2013 as compared to fiscal 2012 on account of which HZL's effective tax rate reduced from 20.0% to 11.0%, accelerated depreciation towards Sterlite’s newly set up 80 MW captive power plant and recognition of lower amount of losses as compared to the previous year in Vedanta Aluminium on which deferred tax assets are not recognized.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 20,239 million in fiscal 2012 to Rs. 24,850 million ($ 455.8 million) in fiscal 2013, an increase of Rs. 4,611 million or 22.8%. Non-controlling interest as a percentage of profit decreased from 34.2% in fiscal 2012 to 31.6% in fiscal 2013. The fall in percentage terms in spite of an increase in the value of profit attributable to non-controlling interest was primarily on account of higher profits from our power and Zinc India businesses.

Comparison of years ended March 31, 2011 and March 31, 2012

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from Rs. 302,472 million in fiscal 2011 to Rs. 412,063 million in fiscal 2012, an increase of Rs. 109,591 million, or 36.2%. Revenue increased in fiscal 2012 as Zinc India, Zinc International and power businesses had higher volume growth with several of our growth projects commencing operations and ramping up production, the volume growth in power business at Sterlite Energy after the commencement of two units of 600 MW each, significant increase in revenues of silver production in our Zinc India business and the successful integration of the Zinc International business acquired in the second half of fiscal 2011.

Other operating income decreased from Rs. 2,366 million in fiscal 2011 to Rs. 1,398 million in fiscal 2012, a decrease of Rs. 968 million, or 40.9%. The decrease was primarily due to foreign exchange losses because of rupee depreciation against the US dollar.

Operating profit increased from Rs. 67,574 million in fiscal 2011 to Rs. 71,294 million in fiscal 2012, an increase of Rs. 3,720 million, or 5.5%. The increase in operating profit was primarily due to higher volumes from zinc and silver operations of our Zinc India business, higher operating profits from the Zinc International business as the acquisition was completed in the second half of fiscal 2011 and higher operating profits from the power business due to commissioning of two more 600 MW units at Sterlite Energy. The higher operating profit was offset by lower operating margins from the aluminium business due to lower LME, higher cost of production and charge of Rs. 4,233 million on account of the adverse Court ruling in Asarco’s case. Operating margin decreased from 22.3% in fiscal 2011 to 17.3% in fiscal 2012 as a result of a decrease in the operating margins in all businesses.

Contributing factors to our consolidated operating income were as follows:

•

Cost of sales increased from Rs. 226,134 million in fiscal 2011 to Rs. 319,719 million in fiscal 2012, an increase of Rs. 93,585 million, or 41.4%. Cost of sales increased primarily due to higher input costs, higher royalty costs, higher costs due to increase in volume at our Zinc India business, power business and Zinc International business due to the acquisition of Zinc International business in the second half of fiscal 2011. Cost of sales as a percentage of revenue increased from 74.8% in fiscal 2011 to 77.6% in fiscal 2012.

•

Distribution expenses increased from Rs. 3,516 million in fiscal 2011 to Rs.7,446 million in fiscal 2012, an increase of Rs. 3,930 million, or 111.8%. As a percentage of revenue, selling and distribution expenses increased from 1.2 % in fiscal 2011 to 1.8 % in fiscal 2012 due to expenditure from the Zinc International business acquired in the second half of fiscal 2011 and higher distribution costs for the power business.

•

Administration expenses increased from Rs.7,614 million in fiscal 2011 to Rs. 15,002 million in fiscal 2012, an increase of Rs. 7,388 million, or 97.0%, As a percentage of revenue, administration expenses increased from 2.5% in fiscal 2011 to 3.6% in fiscal 2012 due to the charge of Rs. 4,233 million with respect to the claim made by Asarco and higher administrative costs from the Zinc International business acquired in the second half of fiscal 2011.

Copper

Revenue in the copper segment increased from Rs. 156,610 million in fiscal 2011 to Rs. 201,647 million in fiscal 2012, an increase of Rs. 45,037 million, or 28.8%. This increase was primarily due to the increase in production of cathodes supplied to growing power sector, higher sales in Fujairah, higher LME prices of copper and reflecting the impact of the planned bi-annual plant maintenance shutdown for 26 days in June and July 2010 and a temporary shutdown pursuant to the order of the High Court in September 2010 and higher LME prices of copper. Specifically:

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

Operating profit in the copper segment decreased from Rs. 9,198 million in fiscal 2011 to Rs. 7,770 million in fiscal 2012, a decrease of Rs. 1,428 million, or 15.5%. Operating margin decreased from 5.9% in fiscal 2011 to 3.9% in fiscal 2012. The decrease was primarily due to provision of 4,233 million during the fiscal 2012 on account of the adverse Court ruling in Asarco’s claim, higher costs at our CMT mines offset by improvement in margins due to increase in price and volumes, decrease in production costs and higher realization of suphuric acid. In particular:

•	TcRc rates increased from an average of 11.9¢/lb realized in fiscal 2011 to an average of 14.5 ¢/lb realized in fiscal 2012.

•

Cost of production, which consists of cost of smelting and refining costs, decreased significantly from 4.0 ¢/lb in fiscal 2011 to 0.0 ¢/lb in fiscal 2012, primarily due to higher realization on the sale of sulphuric acid by-product and higher metal recoveries.

Zinc India

Revenue in the zinc India segment increased from Rs. 98,444 million in fiscal 2011 to Rs. 111,319 million in fiscal 2012, an increase of Rs. 12,875 million, or 13.1%. This increase was primarily due to an increase in sales volume in both domestic and export volumes, increase in lead sales from the new lead smelter at Dariba and depreciation of the Indian rupee against the US dollar by 5.0% between 2011 and 2012. Specifically:

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

Operating profit in the zinc segment increased from Rs. 50,914 million in fiscal 2011 to Rs. 54,018 million in fiscal 2012, an increase of Rs. 3,104 million, or 6.1%. Operating margin decreased from 51.7% in fiscal 2011 to 48.5% in fiscal 2012. The increase in operating income was primarily due to the higher sales volume, higher improved by-product, offset by higher cost of production. The operating margins decreased due to higher cost of production.

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

On December 3, 2010, we announced the completion of the acquisition of Skorpion by SIL, a wholly-owned subsidiary of Sterlite at a consideration of Rs. 32,098 million ($ 706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net of refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs.25,020 million ($ 546.2 million) . The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.For further information, see “Item 4. B. Business Overview – Our Business – Our Zinc International Business”.

Revenue and operating profit in the Zinc International business segment was Rs. 41,272 million and Rs. 6,008 million in fiscal 2012 respectively. Revenue and operating profit in the Zinc International business segment was Rs. 9,961 million and Rs. 1,592 million in fiscal 2011 respectively for the period from the respective acquisition dates till March 31, 2011.Revenue and operating profits increased on account of higher volumes from the Zinc International business during fiscal 2012 as the Zinc International business was acquired during the second half of fiscal 2011.

Aluminium

Revenue to external customers in the aluminium segment increased from Rs. 30,175 million in fiscal 2011 to Rs. 31,089 million in fiscal 2012, an increase of Rs. 914 million, or 3.0%. This increase was primarily due to the 2.48% increase in average LME prices and depreciation of the Indian rupee against the US dollar by 5.0% offset by decrease in sales volume as compared to the previous year. Specifically:

•

Aluminium production decreased from 255,298 tons in fiscal 2011 to 245,654 tons in fiscal 2012, a decrease of 3.8%, primarily due to lower production of hot metal. However, the production of value added products at 96.0% in fiscal 2012 as against 89.0% in fiscal 2011 primarily due to the process improvement and introduction of copper ring mould in wire rod mills to enhance the quality of our valued added products.

•

Aluminium sales decreased from 247,412 tons in fiscal 2011 to 239,335 tons in fiscal 2012, a decrease of 3.3%, due to captive consumption of 5,321 MT of rolled products and 1,157 MT busbars in the smelter expansion project. Sales of aluminium ingots decreased from 26,510 tons in fiscal 2011 to 7,490 tons in fiscal 2012, a decrease of 71.7%, as a result of production of higher value added products. Wire rod sales increased from 160,723 tons in fiscal 2011 to

167,808 tons in fiscal 2012, an increase of 4.4%, as a result of increased production and increased demand for this product, particularly in the electrical sector, and reflects our continued focus on the sale of value-added products. Rolled product sales increased from 60,149 tons in fiscal 2011 to 63,996 tons in fiscal 2012, an increase of 6.4%, primarily due to higher demand and process improvements.

•

Aluminium sales in the domestic market decreased from 241,894 tons in fiscal 2011 to 233,385 tons in fiscal 2012, a decrease of 3.5%, due to captive consumption of 7,418 MT of rolled products and 1,438 MT busbars in the smelter expansion project. Our aluminium exports increased from 5,518 tons in fiscal 2011 to 5,950 tons in fiscal 2012, as a result of higher premium in the international market. Our domestic sales as a percentage of total sales decreased from 97.8% in fiscal 2011 to 97.5 % in fiscal 2012.

•	The daily average aluminium cash settlement price on the LME increased from $ 2,257 per ton in fiscal 2011 to $ 2,313 per ton in fiscal 2012, an increase of 2.5%.

Operating profit in the aluminium segment decreased from Rs. 3,495 million in fiscal 2011 to Rs. 1,345 million in fiscal 2012, a decrease of Rs. 2,150 million, or 61.5%. Operating margin decreased from 11.6% in fiscal 2011 to 4.3% in fiscal 2012. This decrease in operating profits was due to higher costs of production on account of increase in coal, carbon and alumina costs.

Power

Revenue in the power segment increased from Rs.7,282 million in fiscal 2011 to Rs. 24,333 million in fiscal 2012, an increase of Rs. 17,051 million or 234.2%, primarily due to sale of power from Sterlite Energy’s three units of 600 MW each and additional power sales from the wind power projects commissioned during fiscal 2012.

Similarly, operating profit in the power segment decreased from Rs. 2,437 million in fiscal 2011 to Rs. 2,200 million in fiscal 2012, a decrease of Rs. 237 million, or 9.7% due to increased foreign exchange loss of Rs. 1,329 million and offset by higher sales volume in the power business.

Other

Operating loss in our other business segment decreased from Rs. 62 million in fiscal 2011 to Rs. 47 million in fiscal 2012.

Investment and Other income

Investment and other income increased from Rs. 21,933 million in fiscal 2011 to Rs. 28,829 million in fiscal 2012, an increase of Rs. 6,896 million, or 31.4 % primarily due to an increase in fair value gain on financial assets held for trading (net of dividend income), an increase in interest income on bank deposits and loans and receivables consequent to increased deployment of funds in bank deposits and loans and receivables.

Finance costs

Finance costs increased from an income of Rs. 1,096 million in fiscal 2011 to an expense of Rs. 12,042 million in fiscal 2012. This increase in finance costs was primarily due to foreign exchange loss on account of rupee depreciation during fiscal 2012 and higher interest costs.

Share in profit / loss of associate

Share in loss of associate increased from Rs. 3,082 million in fiscal 2011 to Rs. 8,767 million in fiscal 2012. The increase in loss of Rs. 5,685 million is primarily related to interest cost relating to loans taken for expansion of projects, foreign exchange loss as well as increased depreciation.

Tax expense

Tax expense increased from Rs. 18,810 million in fiscal 2011 to Rs. 20,077 million in fiscal 2012. Our effective income tax rate, calculated as tax expense divided by our profit before taxes was 21.5% in fiscal 2011 and 25.3% in fiscal 2012. The effective tax rate was higher in fiscal 2012 primarily due to non-availability of tax exemption for the export oriented units in fiscal 2012 as compared to fiscal 2011 and recognition of higher share of losses in Vedanta Aluminium on which deferred tax are not recognized offset by higher tax free dividend and investment income.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 19,813 million in fiscal 2011 to Rs. 20,239 million in fiscal 2012, an increase of Rs. 426 million, or 2.2%. This increase was mainly due to higher profits in our zinc business and due to new acquisitions in fiscal 2011. Non-controlling interest as a percentage of profit increased from 28.8% in fiscal 2011 to 34.2% in fiscal 2012.

Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for the fiscal years 2009, 2010, 2011, 2012 and 2013:

	For the Year Ended March 31,
	2009	2010	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	72,585	14,249	127,529	66,998	73,954	1,356.5
Investing activities	(95,295)	(117,582)	(128,562)	(94,705)	(93,504)	(1,715.1)
Financing activities	13,442	102,322	20,650	22,634	16,401	300.8

Liquidity

As of March 31, 2013, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 251,338 million ($ 4,610.0 million), and near-term debt redemption obligations of Rs. 6,640 million ($ 121.8 million), and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 24,458 million ($ 448.6 million). We expect that our current cash and short term investments, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years. We also obtained cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs and by issue of Foreign Currency Convertible Notes or FCCNs during fiscal 2010. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, current global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations”.

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

Our business is heavily dependent on plant and machinery for the production of our copper, zinc and aluminium products, as well as investments in our mining operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal 2011, 2012 and 2013 were Rs 50,016 million Rs. 67,670 million and Rs 57,636 million ($ 1,057.1 million), respectively, largely due to our capacity expansion and new projects across our copper, zinc, aluminium and power businesses.

We have Rs. 22,900 million ($ 420.0 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant at a cost of Rs. 6,080 million ($111.5 million). The 400,000 tpa copper smelter expansion project at Tuticorin is being rescheduled while we await the order of the Court and consent from the State Pollution Control Board. We have incurred Rs. 13,101 million ($ 240.3 million) on these projects as of March 31, 2013.

HZL has expansion projects in the amount of approximately Rs. 79,400 million ($ 1,456.3 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayar mines. The plan also involves the opening up of a new mine at Bamnia Kalan in the Rajpura Dariba belt. Production from these mines will be gradually enhanced through the continuous development of the mines. As of March 31, 2013, Rs. 10,222 million ($ 187.5 million) has been spent.

BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh at an estimated cost of Rs. 46,500 million ($ 852.9 million) consisting four units of 300 MW each. Final stage regulatory approvals are awaited.

BALCO is in the process of setting up a 325,000 tpa aluminium smelter at an estimated cost of Rs. 38,000 million ($ 697.0 million) which uses pre-baked technology from the Guiyang Aluminium —Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the 325,000 tpa aluminium smelter is scheduled for the third quarter of fiscal 2014. The capital expenditure spent on these projects as of March 31, 2013 is Rs. 75,679 million ($ 1,388.1 million).

BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. The environment and forest clearance have been received, and currently the approval for diversion of forest land and execution of mining lease is awaited. The mining is expected to commence from the first quarter of fiscal 2015. The estimated cost of developing the coal mine is Rs. 7,150 million ($ 131.1 million). As of March 31, 2013, Rs. 658 million ($ 12.1 million) has been spent.

The first 660 MW unit of the 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab in India is expected to be synchronized in the third quarter of fiscal 2014 and each subsequent unit at four month intervals. The estimated cost of this project is Rs. 101,732 million ($ 1,866.0 million). As of March 31, 2013, we had spent Rs. 79,965 million ($ 1,466.7 million) on this project.

In fiscal 2014 and 2015, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of Rs. 6,640 million ($ 121.8 million) and Rs. 56,336 million ($ 1,033.3 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on July 19, 2013 of Rs. 104.35 ($ 1.9) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares of HZL would be Rs. 130,224 million ($ 2,388.5 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

In addition, we have exercised our option to acquire the GoI’s remaining 49.0% ownership interest in BALCO, although the exercise of this option has been contested by the GoI and the GoI retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

We may in the future make acquisitions of mines, plants or minerals and metals businesses that complement or enhance our existing businesses.

We have consistently paid dividends including tax on dividend amounting to Rs. 3,674 million for fiscal 2011, Rs. 7,658 million for fiscal 2012 and Rs. 7,198 million ($ 132.0 million) in fiscal 2013.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.

Comparision of Years Ended March 31, 2012 and March 31, 2013

Net Cash from Operating Activities

Net cash from continuing operating activities was Rs. 73,954 million ($ 1,356.5 million) in fiscal 2013 compared to net cash from continuing operating activities of Rs. 66,998 million in fiscal 2012, an increase of Rs. 6,956 million. Net increase in cash generation from operations arose mainly due to following reasons:

•	net proceeds of short term investments of Rs. 6,200 million ($ 113.7 million) in fiscal 2013 compared to net purchase of short term investments of Rs.7,992 million in fiscal 2012.

•	income tax paid of Rs. 21,577 million ($ 395.7 million) in fiscal 2013 compared to outflow of Rs. 24,831 million in fiscal 2012.

•	the cash used in operating assets and liabilities (working capital) in fiscal 2013 was Rs. 16,063 million ($ 294.6 million) compared to cash used of Rs. 5,124 million in fiscal 2012.

•	interest paid of Rs. 13,028 million ($ 239.0 million) in fiscal 2013 compared to outflow of Rs. 9,653 million in fiscal 2012.

•	interest received of Rs. 10,420 million ($ 191.1 million) in fiscal 2013 compared to inflow of Rs. 14,949 million in fiscal 2012.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 93,504 million ($ 1,715.1 million) in fiscal 2013 and Rs. 94,705 million in fiscal 2012. The net cash used in investing activities in fiscal 2013 was lower due to:

•

cash inflow of Rs. 8,201 million ($ 150.4 million) in fiscal 2013 on account of proceeds from the sales of Hudbay shares compared to net cash used in fiscal 2012 towards purchase of investment of Rs. 7,158 million.

•

lower cash used towards our expansion projects across our copper, zinc, power and aluminium businesses of Rs. 57,636 million ($ 1,057.1 million) in fiscal 2013 as compared to Rs. 67,670 million in fiscal 2012.

•	net cash outflow of Rs. 11,902 million ($ 218.3 million) in fiscal 2013 as compared to net cash inflow from short term deposits of Rs. 5,488 million in fiscal 2012.

•	net cash outflow on account of loans to related parties of Rs. 32,252 million ($ 591.6 million) in 2013 as compared to net cash outflow of Rs. 26,305 million in fiscal 2012.

Net Cash provided by Financing Activities

Net cash provided by financing activities was Rs. 16,401 million ($ 300.8 million) in fiscal 2013 and Rs. 22,634 million in fiscal 2012, primarily on account of:

•	net cash outflow from long-term and short-term debts (other than working capital and related party debt) of Rs. 5,308 million ($ 97.4 million) as compared to cash inflow of Rs. 37,530 milion in 2012.

•

net cash inflow from acceptances of Rs. 29,959 million ($ 549.5 million) in fiscal 2013 as compared to cash inflow of Rs. 1,232 million in fiscal 2012 which were partially offset by payment of dividend of Rs. 11,504 million ($ 211.0 million) in fiscal 2013 as compared to Rs. 12,612 million in fiscal 2012.

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

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL Limited and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Comparison of Years Ended March 31, 2011 and March 31, 2012

Net Cash provided by/ used in Operating Activities

Net cash provided by continuing operating activities was Rs. 66,998 million in fiscal 2012 compared to net cash provided by continuing operating activities of Rs. 127,529 million in fiscal 2011. The cash used in operating assets and liabilities (working capital) in fiscal 2012 was Rs. 5,124 million compared to cash used of Rs. 898 million in fiscal 2011. Cash generation from operations declined primarily due to higher proceeds from short term investments in fiscal 2011 of Rs. 57,390 million compared to outflow from short term investments of Rs.7,992 million in fiscal 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 94,705 million in fiscal 2012 and Rs. 128,562 million in fiscal 2011. The net cash used in investing activities in fiscal 2012 was lower due to: (i) net cash used in fiscal 2012 to purchase investments of Rs. 7,158 million compared to the acquisition of the Zinc International business of Rs. 53,526 million in fiscal 2011; (ii) net cash inflow of Rs. 5,488 million in fiscal 2012 as compared to net cash outflow from short term deposits of Rs. 48,570 million in fiscal 2011; (iii) higher cash used towards our expansion projects across our copper, zinc, power and aluminium businesses of Rs. 67,670 million in fiscal 2012 as compared to Rs. 50,016 million in fiscal 2011; and (iv) net cash outflow on account of loan to related parties of Rs. 26,305 million in 2012 as compared to net cash inflow of Rs. 22,975 million in fiscal 2011.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was Rs. 22,634 million in fiscal 2012, primarily as a result of the net proceeds from long-term and short-term debts (other than working capital and related party debt) of Rs. 37,530 million and net cash inflow from acceptances of Rs. 1,232 million which were partially offset by repayment of related party loan of Rs. 5,202 million and payment of dividends of Rs. 12,612 million. Net cash provided by financing activities was Rs. 20,650 million in fiscal 2011, primarily as a result of the net proceeds from long-term and short-term debts of Rs. 23,477 million and loan from related parties of Rs. 4,900 million which were partially offset by repayment of acceptances (acceptances comprise of credit availed from financial institutions) of Rs. 4,676 million and payment of dividends of Rs. 4,743 million.

Outstanding Loans

The principal loans held by us and our subsidiaries and the amounts outstanding there under, as of March 31, 2013 were as follows:

Working capital loans

We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit, bank guarantees and bills discounting. Amounts due under working capital loans as of March 31, 2012 and March 31, 2013 were Rs. 4,969 million and Rs. 8,356 million ($ 153.2 million) respectively.

As on March 31, 2013 , the working capital loan of Rs. 8,356 million comprises of the following :-

•

A working capital loan and cash credit facility availed by BALCO for Rs 1,748 million ($ 32.0 million). The weighted average interest on working capital loan and cash credit facility at BALCO is 10.10%. This working capital facility is secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

•

At Fujairah, a US Dollar denominated loan facility of Rs. 2,444 million ($ 44.8 million) having interest rate based on the London Inter Bank Offer Rate or LIBOR, plus 160 basis points .This loan facility is secured by a letter of support by Sterlite.

•	At Sterlite, US Dollar denominated bill discounting facility of Rs 4,164 million ($ 76.4 million). This is an unsecured facility at an average interest rate of LIBOR plus 101 basis points.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $ 25 million from DBS Bank Limited, arranged by its Mumbai Branch, to meet the capital expenditure requirement on projects. The rate of interest payable on this facility is six-month LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013.This facility is secured by first paripassu charges on all movable fixed assets including plant and machinery related 1200 MW power project and 3.25 LTPA smelter projects both present and future along with secured lenders. The amount outstanding under this facility as of March 31, 2012 and March 31, 2013 was $ 25 million and $ 25 million (Rs. 1,350 million) respectively.

In July 2011, BALCO entered into an agreement with SBI London for External Commercial Borrowing of USD 200 million to part finance for setting up a 3.25 LTPA aluminium smelter along with a thermal power plant of 1200 MW at Korba. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project and secured lenders. As at March 31, 2012 and March 31, 2013, the balance due under this facility was Rs. 10,008 million and Rs. 10,678 million ($ 195.8 million). The interest rate on this facility is six-month LIBOR plus 260 basis points. This loan is repayable in three annual equal installments starting from August 2016.

In February 2011, at the time of acquisition of BMM, short-term unsecured loan from Exxaro Base Metals (Proprietary) Limited (Exxaro) amounting to ZAR 218.7 million was also acquired. Exxaro owns 26% non-controlling equity interest in BMM. As of March 31, 2012, the balance due under this loan was Rs. 436 million. The outstanding balance as on March 31, 2013 is nil.

Term loans

On January 19, 2012, VGCB was sanctioned a financial assistance in the form of rupee term loan (RTL) of Rs.4,640 million from Axis Bank for financing the capital expenditure required towards the development, establishment, construction, operation and maintenance of coal handling facilities and upgradation of general cargo berth at outer harbor of Visakhapatnam port. Current effective interest rate of rupee term loan is at 11.25%, which is a floating rate based of interest revised on the basis of Axis Bank Base Rate plus 1.25% and is repayable with in 45 unequal quarterly installments commencing December 2014. As of March 31, 2012 and March 31, 2013, the outstanding amount under this facility is Rs. 1,079 million and Rs. 2,927 million ($ 53.7 million). This loan is secured by first pari passu floating charge on movable and immovable assets of VGCB and unconditional and irrevocable corporate guarantee from us. The charge on the assets is governed by the terms of a concessional agreement between VGCB and the Board of Trustees of Visakhapatnam Port.

On March 29, 2012 SEL received a sanction of Rs. 5,000 million from Bank of Baroda. As of March 31, 2012, the outstanding balance under this facility was Rs. 2,500 million (which was the amount drawn down). This outstanding balance has been repaid during fiscal 2013.

Buyers’ credit

Sterlite Energy had utilised extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2012, and March 31, 2013, the balance due under this facility was Rs. 3,213 million and Rs. 378 million ($ 6.94 million), respectively. The outstanding loans as on March 31, 2013 bear interest rate at LIBOR plus 167 basis points. These are unsecured debts. They are repayable on various dates within the next one year.

In April 2009, BALCO obtained a one time capex letter of credit limit of $ 100 million from State Bank of India. As on March 31, 2012, the outstanding balance under this facility was Rs. 737 million. The same has been repaid during fiscal 2013 year.

In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets with a negative lien of BALCO. As at March 31, 2012 and March 31, 2013 the balance outstanding under this facility was Rs5,163 million and Rs.963 million ($17.7 million). The interest rate on this facility is six month LIBOR plus 200 basis points. The said outstanding amount is repayable from May 2014 until April 2016. Under this facility, BALCO is subject to certain financial covenants which provides that the ration of the total term debt to tangible networth should not exceed two times, a fixed asset cover of 1.25 times and a minimum debt service coverage ratio of 1.5 times should be maintained at all times and any other financial indicators stipulated by the bank should be followed.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, and subsequently another limit of Rs.2,500 million in December 2010 and Rs. 7,500 million in October 2011 which is secured by exclusive charge on assets to be imported under the facility.As on March 31, 2012 and March 31, 2013 the balance outstanding under this facility is Rs. 10,459 million and Rs. 10,299 ($ 188.9 million).The interest rate on this facility is six-month LIBOR plus 160 basis points. The said outstanding amount is repayable on various dates from October 2013 to November 2016.

In May 2010, BALCO obtained buyers credit facility of $ 50.0 million from DBS Bank Limited, Singapore for the import of capital goods for projects. The facility is secured by first pari passu charge on all movable fixed assets including plant and machinery related to 1200 MW power plant and 3.25 LTPA smelter project, both present and future alongwith secured lenders. The interest rate on this facility is six month LIBOR plus 175 basis points. The outstanding amount is repayable from May 2013 to June 2013. The balance outstanding under the facility as on March 31, 2012 and March 31, 2013 is Rs. 1,423 million and Rs 442 million ($ 8.1million) respectively.

In September 2010, VGCB obtained a non fund based limit of Rs. 1,000 million from ICICI Bank for the purpose of import of capital goods. As on March 31, 2012, the balance outstanding under this facility was Rs. 22 million. The same has been repaid during fiscal 2013.

In March 2012, VGCB obtained a non-fund based limit of Rs.1,500 million from AXIS Bank for the purpose of import of capital goods, which is secured by a first pari passu floating charge on movable and immovable assets and unconditional and irrevocable corporate guarantee from us. As of March 31, 2013, the balance outstanding under this facility Rs. 804 Million ($ 14.7 million).The interest rate on this facility is LIBOR plus 200 basis points. The outstanding amount is repayable on various dates from June 2013 to May 2015.

In August 2010, TSPL obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from us and a first charge on a pari passu basis on all the movable assets of TSPL. As of March 31, 2012 and March 31, 2013, the balance outstanding under this facility was Rs. 8,833 million and Rs. 9,400 million ($ 172.4 million) respectively .The interest rate on this facility is LIBOR plus 194 basis points. The said outstanding amount is repayable from July 2013 to September 2014.

In November 2011, TSPL obtained a non-fund based limit of Rs.5,000 million from State Bank of India for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from us. As on March 31, 2012 and March 31, 2013 the balance outstanding under this facility is Rs. 4,971 million and Rs. 5,285 million ($ 97.0 million) respectively .The interest rate on this facility is LIBOR plus 173 basis points. The outstanding amount is repayable from May 2014 to September 2014.

In January 2012, TSPL obtained a non-fund based limit of Rs. 5,000 million from Axis Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from us and a subservient charge on all the movable assets of TSPL. As on March 31, 2012 and March 31, 2013, the balance outstanding under this facility is Rs. 4,838 million and Rs. 5,144 million ($ 94.4 million) respectively .The interest rate on this facility is LIBOR plus 190 basis points. The outstanding amount is repayable from April 2014 to September 2014.

In July 2012, TSPL obtained a non-fund based limit of Rs. 3,900 million from Punjab National Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from us. As on March 31, 2013, the outstanding balance under this facility is Rs. 3,560 million ($ 65.3 million). The interest rate on this facility is LIBOR plus 150 basis points. The said outstanding amount is repayable from July 2013 to August 2013.

Non-convertible debentures

In April 2003, we issued Rs.1,000 million Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or (LIC). The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million, due in April 2010 and Tranche B, in the amount of Rs. 600 million, due in April 2013. Interest payable on these debentures is linked to annualized GoI securities rates plus 190 basis points. These debentures are secured by some of our immovable properties and the current rate fixed is 8.24%. As of March 31, 2012, and March 31, 2013 the outstanding balance was Rs. 600 million and Rs. 600 million ($ 11.0 million) respectively.

During fiscal 2013, we issued secured non-convertible debentures for an aggregate amount of Rs. 20,000 million in four tranches ranging between 9.2% to 9.40% per annum. These non-convertible debentures are secured by way of mortgage on our immovable property situated at Sanaswadi in the state of Maharashtra and also by way of hypothecation on the movable fixed assets of Sterlite Energy with a security cover of 1.25 times on the face value of outstanding non-convertible debentures, by way of a charge on our assets and/or the assets of Sterlite Energy at all time during the tenure of non-convertible debentures.These non-convertible debentures are redeemable in tranches of Rs. 5,000 million each on October 25, 2022, November 27, 2022, December 6, 2022 and December 20, 2022. In respect of all the four tranches of non-convertible debentures, the debenture holders have a put and call option at the end of the 5 years from the respective date of the allotment of the non-convertible debentures. As on March 31, 2013 the outstanding balance under this facility was Rs. 19,939 million ($ 365.7 million).

In November 2008, BALCO issued Rs. 5,000 million in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures. As of March 31, 2012 and March 31, 2013 the outstanding balance was Rs. 5,000 million and Rs. 5,000 million ($ 91.7 million) respectively.

Talwandi Sabo has issued non-convertible debentures of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The NCDs are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the tenure of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by us. Debentures have tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As of March 31, 2012 and March 31, 2013, the amount outstanding is Rs. 14,982 million and Rs. 15,004 million ($ 275.2 million) respectively.

Commercial papers

During fiscal 2013, Sterlite Energy issued commercial paper to various asset management companies for funding project payables. As on March 31, 2013 outstanding balance is Rs. 500 million ($ 9.2 million) bearing coupon rateof 9.70%. These commercial papers were issued for a short duration and have been repaid in May 31, 2013.

During fiscal 2013, BALCO issued commercial papers to various asset management companies for funding project loan repayment and operational payables. As on March 31, 2013 outstanding balance was Rs. 6,900 million ($ 126.5 million) bearing coupon rate ranging between 9.30% to 9.70%. These commercial papers were repaid in May 2013 and June 2013.

During fiscal 2012, SIIL issued commercial papers to various asset management companies for short term funding requirements. As of March 31, 2012 the outstanding balance was Rs. 4,977 million bearing a coupon rate of 11.20% and repayable on April 16, 2012. This has been repaid during fiscal 2013.

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

The conversion option amounting to Rs. 302 million and Rs.3 million ($ 0.1 million) and un-amortised borrowing costs amounting to Rs. 93 million and Rs.59 million ($ 1.0 million) as of March 31, 2012 and March 31, 2013, respectively, are included along with the notes in statements of financial position. Change in the fair value of conversion option has been presented in the notes to our financial statements.

Export Obligations

We had export obligations of Rs. 146,267 million and Rs. 146,070million ($ 2,679.2 million) as at March 31, 2012 and March 31, 2013 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the GoI which is to be fulfilled over the next eight years. If we are unable to meet these obligations, our liability would be Rs. 23,149 million ($ 424.6 million) reduced in proportion to actual exports. Due to the remote likelihood of us being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our consolidated financial statements.

Guarantees

As of March 31, 2013, we have provided the following guarantees:

•

Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 12,442 million and Rs. 24,196 million ($ 443.8 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2012 and 2013 respectively. We do not anticipate any liability on these guarantees.

•

Corporate guarantee of Rs. 31,000 million and Rs. 42,221 million ($ 774.4 million) on behalf of Vedanta Aluminium for obtaining credit facilities as at March 31, 2012 and 2013 respectively. We also issued corporate guarantees of Rs. 14,383 million and Rs. 14,383 million ($ 263.8 million) as at March 31, 2012 and March 31, 2013 respectively on behalf of Vedanta Aluminium, for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the GoI for the referred periods. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the GoI. As of March 31, 2012 and 2013, we determined that we have no liability on these corporate guarantees.

•

Bank guarantee amounting of AUD 5 million (Rs. 284 million or $ 5.2 million) as of March 31, 2013 (previous year AUD 5 million or Rs. 266 million), in favour of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($ 5.9 million). These liabilities have been fully recognized in our consolidated financial statements. We do not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 164 million or $ 3.0 million) as of March 31, 2013 (previous year AUD 2.9 million or Rs. 154 million), in favor of the State Government of Queensland, Tasmania, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine on behalf of Thalanga Copper Mines Proprietary Limited ("TCM"). The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 164 million ($ 3.0 million). The environmental liability has been fully recognized in our consolidated financial statements. We do not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to ZAR 20.2 million (Rs. 119 million or $ 2.2 million) as at March 31, 2013 (previous year ZAR 20.2 million or Rs. 133 million), in favor of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in our consolidated financial statements. We do not anticipate any additional liability on these guarantees.

•

Performance bank guarantees amounting to Rs. 3,368 million and Rs. 2,962 million ($ 54.3 million) as of March 31, 2012 and 2013 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2012 and 2013 was Rs. 4,763 million and Rs. 5,189 million ($ 95.2 million) respectively. We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 242 million and Rs. 704 million ($ 12.9 million) for litigation, against provisional valuation and for other liabilities as at March 31, 2012 and 2013 respectively. We do not anticipate any liability on these guarantees of custom duty.

Our outstanding guarantees cover obligations aggregating Rs. 66,198 million and Rs. 89,655 million ($ 1,644.4 million) as of March 31, 2012 and 2013 respectively, the liabilities for which have not been recorded in our consolidated financial statements.

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2013:

	Payment Due by Period (in millions)
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)
Bank loans and borrowings	109,320	2,005.1	26,294	482.3	33,093	607.0	7,677	140.8	42,256	775.0
Interest commitment	42,472	779.0	8,845	162.2	11,204	205.5	7,683	140.9	14,740	270.4
Convertible notes	27,195	498.8	—	—	27,195	498.8	—	—	—	—
Other non-current liabilities[1]	10,357	190.0	120	2.2	10,083	184.9	107	2.0	47	0.9
Capital commitments	68,905	1,263.8	42,757	784.2	18,750	343.9	7,398	135.7	—	—
Total	258,249	4,736.7	78,016	1,430.9	100,325	1,840.2	22,865	419.4	57,043	1,046.3

1.	Other non-current liabilities consist of security deposits and retentions.

Our total future commitments to settle contractual obligations as of March 31, 2013 were Rs. 258,249 million ($ 4,736.7 million), representing a Rs. 10,779 million increase as compared to our total future commitments to settle contractual obligations as of March 31, 2012.

We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this annual report.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 112,804 million ($ 2,069.0 million) as of March 31, 2013. Details of our guarantees are set out in “- Guarantees.” Details of our capital expenditures and commitments and contingencies are as follows:

Capital Expenditure and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures spent in fiscal 2011, 2012 and 2013:

	For Year Ended March 31,
	2011	2012	2013	2013
	(in millions)			(US dollars in millions)
Capital Expenditure	50,016	67,670	57,636	1,057.1

We had significant capital commitments as of March 31, 2012 and March 31, 2013 amounting to Rs. 100,951 million and Rs. 68,905 million ($ 1,263.8 million) respectively, related primarily to capacity expansion projects, including the following commitments:

(i)	Rs. 19,027 million ($ 349.0 million) for its commercial power generation business;

(ii)	Rs. 6,220 million ($ 114.1 million) for capacity expansion at BALCO;

(iii)	Rs. 27,777 million ($ 509.5 million) for capacity expansion at HZL; and

(iv)	Rs. 15076 million ($ 276.5 million) for setting up captive power plants and for capacity expansion at SIIL.

Contingencies

Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, electricity cess, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. As of March 31, 2012 and March 31, 2013, the total claim related to these liabilities is Rs. 8,144 million and Rs. 10,211 million ($ 187.3 million) respectively. We have evaluated these contingencies and estimated that some of these claims are probable of resulting in loss contingencies and hence have recorded Rs. 212 million and Rs. 294 million ($ 5.4 million) as current liabilities as at March 31, 2012 and 2013 respectively.

The claims by third party claimants amounted to Rs. 5,792 million and Rs. 7,133 million ($ 130.8 million) as of March 31, 2012 and March 31, 2013 respectively. We evaluated these contingencies and estimated that some of these claims are probable of resulting in loss contingencies. Accordingly, we have recorded Rs. 536 million and Rs. 1,046 million ($ 19.2 million) as current liabilities as at March 31, 2012 and 2013 respectively.

Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and other amounting to Rs. 1,572 million and Rs. 5,878 million ($ 107.8 million), being our proportionate share in the referred contingencies as of March 31, 2012 and March 31, 2013 respectively. Therefore, we evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material adverse effect on our financial conditions or results of operations.

Foreign exchange effects

The following table discloses exchange (loss)/ gain recognized in the statement of income:

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Other operating income	32	(752)	(582)	(10.7)
Cost of sales	420	(4,980)	(3,268)	(59.9)
Administration expenses	—	—	(268)	(4.9)
Investment and other income	788	18	667	12.2
Finance and other costs	746	(7,704)	(5,648)	(103.6)

Total	1,986	(13,418)	(9,099)	(166.9)

Recently issued accounting pronouncements

At the date of authorisation of these financial statements, the following standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 1 “Presentation of Financial Statements” the amendment requires entities to separate the items presented in Other Comprehensive Income (“OCI”) into two groups, based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for annual periods beginning on or after July 1, 2012. Sterlite has evaluated the requirements of IAS 1 (amended) and does not believe that the adoption of IAS 1 (amended) will have a material effect on its consolidated financial statements.

IAS 19 “Employee benefits” the amendments make important improvements by eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in OCI, enhancing the disclosure requirements for defined benefit plans. IAS 19 is applicable retrospective basis from the financial year beginning on or after January 1, 2013. Earlier application is permitted. Sterlite has evaluated the requirements of IAS 19 (amended) and these requirements are not expected to have a material impact on the consolidated financial statements.

IAS 32 “Financial Instruments: Presentation” requires an entity to offset a financial asset and financial liability only when the entity currently has a legally enforceable right of set-off and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The amendments clarify that the right of set-off must be available today and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment is effective for annual periods beginning on or after January 1, 2014. Sterlite is currently evaluating the impact, if any; the adoption of the amendment will have on the Company’s consolidated financial statements.

IAS 39 was amended to provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. Similar relief will be included in IFRS 9 Financial Instruments. The amendment is effective for annual periods beginning on or after January 1, 2014. An entity shall apply those amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Sterlite is currently evaluating the impact, if any; the adoption of the amendment will have on the Company’s consolidated financial statements.

IFRS 7 was amended in December 2011 disclosure relating to offsetting financial assets and financial liabilities. The effect of the amendments were to provide (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analysing and comparing financial statements prepared in accordance with IFRS and US GAAP. The amendments issued in December 2011 are effective for annual periods beginning on or after January 1, 2013. Early application is permitted. Sterlite has evaluated the requirements of IFRS 7 (amended), as it relates to disclosures, these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The standard will be effective for annual periods beginning on or after January 1, 2015, with early application permitted. Sterlite is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes the requirements relating to consolidated financial statement in IAS 27—“Consolidated and Separate Financial Statement” (amended 2008) and also supersedes SIC 12, “Consolidation – Special Purpose Entities”. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. Sterlite has evaluated the requirements of IFRS 10 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 11 “Joint Arrangements” classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. IFRS 11 supersedes IAS 31 – “Interest in Joint Ventures” (amended 2008) and SIC 13 – “Jointly Controlled Entities – Non Monetary Contribution by Ventures”. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. Sterlite has evaluated the requirements of IFRS 11 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 replaces disclosure requirements in IAS 27 – “Consolidated and Separate Financial Statements” (amended 2008), IAS 28 – “Investment in Associates” and IAS 31 – “Interest in Joint Ventures” (amended 2008). The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. Sterlite has evaluated the requirements of IFRS 12 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 13 “Fair value measurement” defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. Sterlite has evaluated the requirements of IFRS 13 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRIC 20 which specifies the accounting for stripping costs. Stripping costs that relate to inventory produced should be accounted for as current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to or enhancement of an existing asset. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and earlier application is permitted. Sterlite is currently evaluating the impact that would arise on adopting the IFRIC 20 to the consolidated financial statements.

IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation covers the accounting for outflows imposed on entities by governments (including government agencies and similar bodies) in accordance with laws and/or regulations. However, it does not include income taxes (see IAS 12 Income Taxes), fines and other penalties, liabilities arising from emissions trading schemes and outflows within the scope of other Standards. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Initial application is in accordance with the requirements of IAS 8 Accounting Policies, Changes in Estimates and Errors, i.e. the requirements are applied on a retrospective basis. Sterlite is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of seven directors.

The following table sets forth the name, age (as of March 31, 2013) and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position
Directors
Anil Agarwal(1)	61	Non-Executive Chairman
Navin Agarwal(2)(3)	52	Whole Time Director and Executive Vice Chairman
Din Dayal Jalan(2)(4)(5)	56	Whole Time Director and Chief Financial Officer
Berjis Minoo Desai(1)(5)(7)(8)(9)	56	Non-Executive Director
Gautam Bhailal Doshi(1)(7)(8)(10)	60	Non-Executive Director
Sandeep H. Junnarkar(5)(7)(8)(11)	61	Non-Executive Director
A.R. Narayanaswamy(1)(7)(8)	61	Non-Executive Director

Executive Officers
Mahendra Singh Mehta(12)	57	Group Chief Executive Officer and Chief Executive Officer, SIIL
Tarun Jain(13)	53	Director of Finance
A.Thirunavukkarasu	52	President, Group Human Resources
Dilip Golani	47	President, Group Management Assurance and Information Technology

Other Significant Employees

Copper Business
Jeyakumar Janakaraj	42	Chief Executive Officer, Tasmania Proprietary Limited
P. Ramnath(6)(19)	54	Chief Executive Officer, our copper operations at Tuticorin and Silvassa
Zinc India Business
Akhilesh Joshi(2)(18)	59	Chief Executive Officer and Whole Time Director, Hindustan Zinc Limited
Amitabh Gupta(16)	51	Chief Financial Officer, Hindustan Zinc Limited
Zinc International Business
Rajagopal Kishore Kumar (14) (15)	50	Chief Executive Officer, Zinc International Division
Aluminium and Power Businesses
Sushil Kumar Roongta(17)	62	Managing Director, Vedanta Aluminium, Vice Chairman, BALCO, Chairman, TSPL, Director, Sterlite Energy
Mansoor Siddiqi(20)	59	Director, Vedanta Aluminium, Vizag General Cargo Berth Private Limited , Paradip Multi Cargo Berth Private Limited and TSPL
V. Ramanathan(21)	53	President – Finance, Aluminium and Power Business
Dinesh Mantri(22)	47	Chief Financial Officer, BALCO
G.R. Arun Kumar(23)	42	Chief Financial Officer, Vedanta Aluminium
Ramesh Nair(24)	44	Chief Executive Officer, BALCO

Notes:

(1)	Member of the Nomination, Governance and Remuneration Committee.
(2)	A “Whole Time Director” is a director who is employed full-time in rendering services to our management with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies. Mr. Mansoor Siddiqi ceased as a Whole Time Director and was appointed as director of Vedanta Aluminium Limited with effect from February 18, 2011.
(3)	Appointed as a Whole Time Director with effect from August 2003 for a period of five years, was re-appointed for a further period of five years from August 1, 2008 and was re-appointed for a period of five years with effect from August 1, 2013.
(4)	Further Mr. Jalan has been re-appointed as Whole Time Director with effect from December 24, 2012 till September 30, 2014, subject to shareholder approval. In addition, Mr. Jalan was our Chief Financial Officer prior to June 15, 2009 and was re-appointed as Chief Financial Officer with effect from March 31, 2011.
(5)	Member of the Shareholders’ and Investors’ Grievance Committee.
(6)	Appointed as Chief Executive Officer of our copper operations at Tuticorin and Silvassa with effect from September 8, 2011.
(7)	Member of the Audit Committee.
(8)	Independent director. Mr. Sandeep H. Junnarkar and Mr. Gautam Bhailal Doshi, were appointed to the board of directors with effect from June 29, 2001. Mr. Berjis Minoo and Mr. A.R. Narayanaswamy were appointed to the board of directors on January 29, 2003 and July 14, 2012, respectively.

(9)	Chairman of the Nomination, Governance and Remuneration Committee.
(10)	Chairman of the Audit Committee. On January 23, 2012, Gautam Bhailal Doshi was appointed as Chairman of the Audit Committee and A. R. Narayanaswamy was appointed as Vice Chairman of the Audit Committee.
(11)	Chairman of the Shareholders’ and Investors’ Grievance Committee.
(12)	Appointed as Chief Executive Officer of SIIL with effect from March 31, 2011.
(13)	Resigned as Whole Time Director with effect from March 31, 2009, following which he is no longer a director of our company. However, he remains our executive officer as our Director of Finance.
(14)	Ceased to be Chief Executive Officer of SIIL with effect from March 31, 2011.
(15)	Appointed as Chief Executive Officer of Zinc International Division with effect from February 24, 2011.
(16)	Appointed as Chief Financial Officer, HZL with effect from December 1, 2011.
(17)	Appointed as Managing Director of Vedanta Aluminium with effect from June 2, 2011.
(18)	Appointed as Chief Executive Officer and whole time director, HZL with effect from February 1, 2012.
(19)	Member of the Share and Debenture Transfer Committee.
(20)	Appointed as Director of Vedanta Aluminium on June 4, 2007.
(21)	Appointed as President of our finance, aluminium and power business on June 3, 2013.
(22)	Appointed as Chief Financial Officer of BALCO on July 3, 2009.
(23)	Appointed as Chief Financial Officer of Vedanta Aluminium on June 3, 2013.
(24)	Appointed as Chief Executive Officer on June 3, 2013.

Directors

Anil Agarwal, who founded the Vedanta group in 1976, is our Non-Executive Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is based in the United Kingdom. In addition to his role as Non-Executive Chairman, Mr. Agarwal is also the Executive Chairman of Vedanta and a Director of STL. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004. Mr. Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 37 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and the brother of Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Navin Agarwal is our Executive Vice Chairman and was appointed to our board of directors in August 2003. Mr. Agarwal is based in Mumbai, India. His responsibilities as Executive Vice Chairman include executing our business strategy and managing the overall performance and growth of our organization. Mr. Agarwal joined our company at its inception. In addition to his role as Executive Vice Chairman, Mr. Agarwal is also the non-executive Chairman of BALCO, Cairn India, KCM and MALCO, the Executive Vice Chairman of Vedanta and a non-executive Director of HZL, Vedanta Aluminium, Sterlite Iron & Steel Company Limited, Hare Krishna Packaging Private Limited,Vedanta Resources Holdings Limited and Vedanta Resources Investments Limited. He has over 27 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management Program at Harvard University and is a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Din Dayal Jalan is our Chief Financial Officer. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our Chief Financial Officer (metals) of our company. He was appointed as our Chief Financial Officer in March 2003 and held that position until June 2009. Further Mr. Jalan was re-appointed as Chief Financial Officer of our company with effect from March 31, 2011. Mr. Jalan has been the Chief Financial Officer of Vedanta since October 2005. Mr. Jalan is also a non-executive Director of Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Vedanta Resources Jersey Limited, Vedanta Resources Jersey II Limited, Vedanta Investment Jersey Limited, Sesa Resources Limited (earlier V S Dempo & Company Private Limited), Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited), TCM, CMT, Sterlite Ports Limited, Sterlite Infraventures Limited, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Twinstar Energy Holdings Limited, Twinstar Mauritius Holdings Limited, THL Zinc Ventures Limited, THL Zinc Limited and Pecvest 17 (Proprietary) Limited, South Africa. Mr. Jalan has over 34 years of experience in finance, accounts, audit, taxation, secretarial and legal areas. Mr. Jalan also has experience working in mining, engineering and non-ferrous metals industries. Mr. Jalan is a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India. The business address of Mr. Jalan is Core 6, Third floor, SCOPE Complex, 7 Lodhi Road, New Delhi 110003, India.

Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is based in Mumbai, India. Mr. Desai is a solicitor and has been the Managing Partner of Messrs J. Sagar Associates since April 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a Partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai is a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and is a Master of Law from the University of Cambridge, UK. Mr. Desai is also a Director of several companies including The Great Eastern Shipping Company Limited, Praj Industries Limited, Emcure Pharmaceuticals Limited, Greatship (India) Limited, Edelweiss Financial Services Limited, DCW Limited, Man Infraconstruction Limited, Adani Enterprises Limited, Centrum Fiscal Private Limited, Capricorn Studfarm Private Limited, Capricorn Agrifarms & Developers Private Limited, Equine Bloodstock Private Limited, Himatsingka Seide Limited, JSA Lex Holdings Limited and Divatex Home Fashions Inc. The business address of Mr. Desai is Vakil’s House, 18 Sprott Road, Ballard Estate, Mumbai, Maharashtra 400001, India.

Gautam Bhailal Doshi is our Non-Executive Director and was appointed to our board of directors in December 2001 and is the Chairman of our Audit Committee. Mr. Doshi is based in Mumbai, India. Mr. Doshi is a chartered accountant. Since August 2005, he has been the group managing director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has more than 29 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Doshi is also a director of Reliance Communications Infrastructure Limited, Reliance Media Works Limited, Reliance Anil Dhirubhai Ambani Group Limited, Reliance Big TV Limited, Reliance Telecom Limited, REL Utility Engineers Limited (formerly known as Sonata Investments Limited, Piramal Life Sciences Limited, Digital Bridge Foundation (formed under Section 25 of Companies Act, 1956, Reliance Broadcast Network Limited, Reliance Home Finance Private Limited, Telecom Infrastructure Finance Private Limited and Connect Infotain Private Limited. The business address of Mr. Doshi is Reliance Centre, 3rd Floor, 19 Walchand Hirachand Marg, Ballard Estate, Mumbai, Maharashtra 400038, India.

Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is based in Mumbai, India. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of exchange control under the Foreign Exchange Management Act, 1999, as amended, or FEMA, and the Securities Contracts (Regulation) Act, 1956, or the SCRA. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director of Everest Industries Limited, Excel Crop Care Limited, IL&FS Infrastructure Development Corporation Limited, Jai Corp. Limited, Jai Realty Ventures Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited and Reliance Ports and Terminals Limited. The business address of Mr. Junnarkar is 311/312 Embassy Centre, Nariman Point, Mumbai, Maharashtra 400021 India.

A.R. Narayanaswamy is our non-executive director and was appointed to our board of directors in July 2011. He is based in Mumbai. He has over 37 years of experience as Chartered Accountant. Mr. Narayanaswamy has a Bachelor of Commerce from the University of Mumbai. He is a member of the Institute of Chartered Accountants of India. He consults for companies in accounting, financial management and information technology areas across several industry verticals. Mr. Narayanaswamy is also an independent director of Hindustan Zinc Limited, and a director of STL, IBIS Softec Solutions Private Limited, IBIS Logistics Private Limited, IBIS Systems and Solutions Private Limited and Primex Healthcare and Research Private Limited. The business address of Mr. Narayanaswamy is 404, Mastermind 1, Royal Plams, Goregaon (East), Mumbai 400065, India.

Executive Officers

Mahendra Singh Mehta is our Group Chief Executive Officer and our Chief Executive Officer. Mr. Mehta joined our group in April 2000 and held various leadership positions within our group, including as the chief executive officer and Whole Time Director of HZL and as our commercial director for base metals and head of our copper business. Prior to joining our group, Mr. Mehta worked in the steel industry for more than 21 years including Lloyds Steel Industries Limited where he handled a wide portfolio of responsibilities, including marketing, procurement, working capital finance and projects. Mr. Mehta is also the chief executive officer of Vedanta and was appointed as a director of Vedanta in October 2008. Mr. Mehta is the Chief Executive Officer of our company with effect from March 31, 2011. Mr. Mehta has a Bachelor of Mechanical Engineering from MBM Engineering College, Jodhpur, and a Master of Business Administration from the Indian Institute of Management, Ahmedabad.

Tarun Jain is our Director of Finance. Mr. Jain joined us in 1984 and has over 28 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of Sterlite USA, BALCO, Vedanta Aluminium, SIL (formerly known as Sterlite Paper limited), Cairn India, Twin Star and Vedanta Medical Research Foundation and Rajtaru Charity Foundation (formed under Section 25 of Companies Act, 1956).

A. Thirunavukkarasu is our President of Corporate Human Resources of the group. He joined the Group in April 2004 as general manager of human resources and subsequently became the senior vice president of human resources for our Copper Division. In 2004 he headed our human resources, quality management, corporate social responsibility and public relation functions. In July 2007 he became the head of our Group human resources division. Mr. Thirunavukkarasu has 29 years of work experience and has held various positions in the human resources departments of several companies including Hindustan Unilevers Limited (HUL), English Electric Co. of India Limited and TVS Electronics Limited. Mr. Thirunavukkarasu holds a Bachelor degree in Literature and Masters in Social Work with personnel management and organisational behaviour as his specialisation from Loyola College, Chennai.

Dilip Golani is the President of Management Assurance and Information Technology function of the group. He headed the Management Assurance function from April 2000 to July 2004. Mr. Golani headed sales and marketing division for Hindustan Zinc Limited and a Group performance management function from August 2004 to November 2005. Prior to joining the Group in April 2000, he was member of the Unilever corporate audit team responsible for auditing Unilever group companies in Central

Asia, Middle East and Africa regions. At Unilever, Mr. Golani was responsible for managing operations & marketing functions for one of the exports businesses of HUL. Mr. Golani has over 21 years’ experience and has worked with organisations like Ranbaxy Laboratories Limited and Union Carbide India Limited. Mr. Golani is a Bachelor in Mechanical Engineering from Motilal National Institute of Technology, Allahabad and a Post Graduate Diploma in Industrial Engineering and Management.

Other Significant Employees

Copper Business

Jeyakumar Janakaraj is the Chief Executive Officer of Tasmania Proprietary Limited. Mr. Janakaraj has over 21 years of experience in operations, maintenance and project execution and joined our group in September 1995 as a mechanical engineer in our copper division at Tuticorin. He subsequently joined HZL as a senior manager in July 2002 and worked in various capacities, including as head of projects for HZL’s mines and smelters. Prior to joining our group, Mr. Janakaraj was with Essar Steel from 1992 to 1995 as a junior engineer. In September 2006, Mr. Janakaraj was awarded a Gold Medal by the Indian Institute of Metals, Kolkata, for his significant contributions to the non-ferrous metallurgical industry. Mr. Janakaraj is also Chief Executive Officer of KCM. Mr. Janakaraj has a Bachelor of Mechanical Engineering from the PSG College of Technology, Bharathiar University, Coimbatore.

P. Ramnath is the Chief Executive Officer of our copper operations in Tuticorin and Silvassa and has over 30 years of experience in oil and gas, manufacturing and paper industries. Mr. Ramnath joined our group in September 2011. Prior to joining our group, Mr. Ramnath worked at Jubilant Organosys, Praxair India, SNF Ion Exchange, Bakelite Hylam Limited and Reliance Industries Limited. Prior to joining us, Mr. Ramnath was also the Chief Operating Officer of JK Paper Limited. He is also a Director of MALCO, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), Sterlite Ports Limited (formerly known as MALCO Power Company Limited) and Sterlite Infraventures Limited (formerly known as MALCO Industries Limited). Mr. Ramnath has a Bachelor of Technology from Osmania University, Hyderabad and a Post Graduate Diploma from the Indian Institute of Management, Bengaluru.

Zinc India Business

Akhilesh Joshi is the Chief Executive Officer of HZL. He has 37 years of experience in mining industry and joined HZL in 1976 as an assistant engineer for mining and worked in various capacities at both underground and opencast mines of HZL. Mr. Joshi became the General Manager of HZL when HZL became a part of the Vedanta group. He has also served as the unit head of Rampura Agucha and became Senior Vice President (Mines) in April 2008. Mr. Joshi played a significant role in the expansion projects for the Rampura Agucha mine and is in charge of the mining activities at HZL. Mr. Joshi is a Bachelor of Engineering (Mining) from M.B.M. Engineering College, Jodhpur.

Amitabh Gupta is the Chief Financial Officer of HZL and is responsible for its finance and accounting functions, its information technology, legal, insurance, compliance and treasury departments. Mr. Gupta joined us on December 1, 2011. Prior to his present appointment he was the chief financial officer of Moser Baer Solar Limited. He has over 24 years of experience in the Finance arena having worked in corporations like Cargill India, TeleTech India (Bharti Group) and Ranbaxy. He is a Bachelor of Commerce from Sriram College of Commerce, New Delhi. Mr. Gupta is a member of the Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

Zinc International Business

Rajagopal Kishore Kumar is the Chief Executive Officer of our Zinc International Division and also a non-executive director of KCM. He has more than 25 years of experience in accounting, marketing, supply chain management, merger and acquisitions. Prior to this, Mr. Kumar headed our copper and zinc divisions and he has been responsible for the overall management of our copper and zinc businesses since December 2006 and October 2008, respectively. He was appointed as the Chief Executive Officer of our consolidated group of companies in October 2008 and remained in this position until March 2011. Mr. Kumar joined our company in April 2003 as vice president of marketing for HZL and became senior vice president of marketing for our copper division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our company, Mr. Kumar was employed by Hindustan Unilever Limited for 12 years. Mr. Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.

Aluminium and Power Business

Sushil Kumar Roongta is the Managing Director of Vedanta Aluminium, Vice Chairman of BALCO, Chairman of TSPL and Director of Sterlite Energy and is responsible for the aluminium and power Business. Prior to his present appointment, he was Chairman of Steel Authority of India Limited or SAIL. Mr. Roongta has 42 years of experience with SAIL, and has held a key position in the marketing division before being appointed as Director (Commercial) in 2004 and later as Chairman in 2006 of the SAIL board. Mr. Roontga has a Bachelor of Engineering from the Birla Institute of Technology and Science, Pilani, and is a gold medalist in Post Graduate Diploma in Business Management in International Trade from Indian Institute of Foreign Trade, Delhi. He is a fellow member of the All India Management Association. He is also on the board of Neyveli Lignite Corporation Limited, Shipping Corporation of India Limited, Jubilant Industries Limited, Hindustan Petroleum Corporation Limited, ACC Limited and member of the board of governors of the Indian Institute of Technology, Bhubaneshwar.

Mansoor Siddiqi is the Director of Vedanta Aluminium Limited with effect from June 2007. He was also a Whole Time Director of Vedanta Aluminium Limited till February 18, 2011. Further, he is the Director of Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited and TSPL. Mr. Siddiqi joined our group in 1991. Prior to his present appointment, he was the director of projects for our group and was in charge of managing our expansion projects in our aluminium business. Prior to joining our group, Mr. Siddiqi worked at Hindustan Copper Limited and has 31 years of experience in various areas of operations and project management. Mr. Siddiqi has a Bachelor of Technology from the Indian Institute of Technology, Delhi, and a Diploma in Management from the All India Management Association, Delhi.

V. Ramanathan is the President of the Finance division for our aluminium and power businesses and is responsible for driving various systems since June 2013, procedures and processes improvement initiatives across the aluminium and power businesses. He is also responsible for timely mitigation of risks and ensuring controls through advance planning and forecasting. Mr. Ramanathan has 29 years of experience in accounting and finance and joined our group in 1992. Prior to that, he was with Coimbatore Agro Industries Limited and Malabar Building Limited. Mr. Ramanathan has a Bachelor of Science from the University of Madras and is a member of the Institute of Chartered Accountants of India.

Dinesh Mantri is the Chief Financial Officer of BALCO since July 2009. Prior to this, he was with AV Birla group for a period of seven years at Grasim and Birla Copper and Singapore based Tolaram group. He also served in South Africa for three years from 1997 to 2000 and is associated with Vedanta for last ten years in various capacities with MALCO, HZL and Vedanta Aluminium. He has over 23 years experience in finance and accounting functions. Mr. Mantri is a Bachelor of Commerce from University of Rajasthan. He is also a member of the Institute of Chartered Accountants of India.

G.R. Arun Kumar is the Chief Financial Officer of Vedanta Aluminium with effect from May 2013. He has about 18 years of experience in finance having worked in companies like General Electric and HUL. Prior to joining Vedanta Aluminium, he was the Chief Financial Officer - Asia Pacific (Appliances and Lighting) for General Electric, based out of Shanghai. Mr Arun Kumar is a Bachelor of Commerce from Loyola University, Chennai and is a fellow member of the Institute of Chartered Accountants of India.

Ramesh Nair is the Chief Executive Officer of our aluminium operations at BALCO. Mr Ramesh joined BALCO in June 2013. Prior to joining Balco, he was with Jindal Stainless Limited as its President and Executive Director. Mr Ramesh Nair has over 20 years of experience in the metals industry and has worked with us for 11 years in multiple functions before assuming overall leadership role at Sterlite Copper as its Chief Operating Officer. He had earlier joined the Vedanta group’s copper business in the year 2000 and has varied experience in smelter operations. He was appointed as the Chief Operating Officer of our copper units at Tuticorin and Silvassa in the year 2008. Prior to joining us, Mr. Ramesh Nair was employed in Essar Steel Ltd. Mr. Ramesh Nair holds a degree of Bachelor of Technology (Electrical) from the National Institute of Technology, Kurukshetra.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate compensation we paid our executive directors and executive officers for fiscal 2013 was Rs. 414.9 million ($ 7.6 million), which includes Rs. 300.2 million ($ 5.5 million) paid towards salary, bonuses, allowances and other cash payments, Rs. 92.4 million ($ 1.7 million) paid and payable by us to Vedanta for the fair value of share options granted to our executive directors and executive officers under the Vedanta LTIP, and Rs. 22.3 million ($ 0.4 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive during fiscal 2013 was Rs. 148.8 million ($ 2.7 million) (of which Rs. 103.3 million ($ 1.9 million) comprised salary, bonuses and allowances, Rs. 35.3 million ($ 0.6 million) comprised payment by us and payable to Vedanta for the fair value of share options granted under the Vedanta LTIP, and Rs. 10.2 million ($ 0.2 million) comprised benefits such as contribution to the provident fund and superannuation fund.

The following table sets forth the compensation paid to our directors and executive officers in fiscal 2013, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

Name	Salary, Bonuses, Allowances and Perquisites	Fair Value of Share Options granted under the Vedanta LTIP	Contribution to Provident and Superannuation Funds
	(Rs. in millions)
Navin Agarwal	103.32	35.26	10.24
Din Dayal Jalan	29.59	9.62	2.28
Mahendra Singh Mehta	36.20	14.16	2.19
Tarun Jain	95.30	19.93	5.61
A.Thirunavukkarasu	16.82	6.33	0.88
Dilip Golani	18.96	7.10	1.07

The aggregate compensation paid or payable to our non-executive directors for fiscal 2013 was Rs. 6.5 million ($ 0.12 million), which comprised Rs. 0.87 million ($ 0.02 million) in sitting fees and Rs.5.63 million ($ 0.10 million) in commissions.

We adopted the Vedanta LTIP in February 2004. Under the Vedanta LTIP, our directors and executive officers will be granted share awards which will entitle them to acquire the ordinary shares of Vedanta based on the performance of Vedanta’s total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals) measured over a three-year performance period and Vedanta’s financial performance. Vedanta adopted two new ESOP schemes in August 2012 and May 2013. The ESOPS granted under these two schemes will vest based on the achievement of certain performance targets. The vesting schedule is staggered over a period of three years.

Outstanding Awards or Options

As of March 31, 2013, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 494,263 ordinary shares of Vedanta representing approximately 0.17% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $ 0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “- Vedanta Long-Term Incentive Plan.”

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2012 and March 31, 2013, the total amount set aside by us to provide pension, retirement or similar benefits was Rs. 1,696 and Rs. 1,903 million ($ 34.9 million) respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of Rs. 776 million and Rs. 677 million ($ 12.4 million) in fiscal 2012 and 2013 respectively.

Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by LIC and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 1,379 million and Rs. 1,564 million ($ 28.7 million) in fiscal 2012 and 2013, respectively.

Superannuation Fund

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 43 million and Rs. 59 million ($ 1.1 million) in fiscal 2012 and 2013, respectively.

Compensated Absence

Our liability for compensated absences is determined on an undiscounted basis for short term liabilities and on an actuarial basis for long term liabilities, for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 1,524 million and Rs. 1,677 million ($ 30.8 million) in fiscal 2012 and 2013, respectively.

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

The performance target which applies to vesting of awards is our performance as measured against comparative total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals). Vedanta adopted two new ESOP schemes on (i) September 24, 2012 pursuant to which a total of 4,652,550 options can be granted and (ii) May 14, 2013 pursuant to which a total of 4,547,650 options can be granted. According to the ESOP schemes, 50% of the shares vest on September 24, 2013 based on performance conditions from April 1, 2012 to March 31, 2013. The next 30% of the shares will vest on the second anniversary from the date of grant and the remaining 20% of the shares will vest on the third anniversary from the date of grant. The exercise price is 10 cents.

As of March 31, 2013, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 494,263 ordinary shares of Vedanta representing approximately 0.17 % of Vedanta’s share capital.

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

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders. Mr. Navin Agarwal and Mr. Din Dayal Jalan have entered into service contracts with us which will expire on July 31, 2013 and September 30, 2014, respectively. Mr. Navin Agarwal’s contract is in the process of being renewed. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of. None of their service contracts provide for benefits upon termination of their employment.

Under the service contracts, each of Mr. Agarwal and Mr. Jalan is entitled to be paid a basic salary, performance incentives to be determined by our board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. The basic salaries of Mr. Agarwal and Mr. Jalan in fiscal 2013 were Rs. 3.2 million ($ 0.06 million) and Rs.0.7 million ($ 0.01 million) per month, respectively. In addition, Mr. Agarwal is entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our board of directors, subject to a maximum allowable under Indian law. Mr. Jalan is entitled to receive a bonus equal to 20.0% of his respective basic salary.

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

The audit committee held six meetings in fiscal 2013.

Nomination, Governance and Remuneration Committee

Schedule XIII of the Indian Companies Act requires that the the remuneration committee comprise of at least three non-executive independent directors. Our remuneration committee complies with this requirement. The nomination, governance and remuneration committee consists of four directors: Mr. Berjis Minoo Desai (Chairman), Mr. Gautam Bhailal Doshi, Mr. A.R. Narayanaswamy and Mr. Anil Agarwal. Three of the four directors on this committee are independent directors, namely, Messrs. Desai, Doshi and Narayanaswamy.

Under the NYSE listing standards, listed companies must have a remuneration comittee composed entirely of independent board members as defined by the NYSE listing standards. However, foreign private issuers such as us, are permitted to follow their respective home country rules in this regard. Since we comply with the Indian regulations in relation to the independence requirements of the remuneration committee, we are not required to follow the NYSE listing standards. The committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc) of whole-time directors/executive directors. This is done after taking into account our profits and performance, external competitive environment and our growth plans and the company policy on rewarding achievements and performance. Payment of remuneration to the Executive Vice Chairman, Managing Director and Whole Time Director is governed by the respective agreements executed between them and Sterlite and are governed by the board and shareholder resolutions. The remuneration structure comprises of salary, commission linked to profits, perquisites and allowances and retirement benefits (pension, superannuation and gratuity).

The remuneration committee held three meetings in fiscal 2013.

Share/ Debenture Transfer Committee

The share and debenture transfer committee consists of three members Mr. P. Ramnath, Mr. Sridhar Narasimhan and Mr. Rajiv Choubey. The principal duties and responsibilities of this committee are to approve transfers of shares or debentures and to consider stock splits and consolidation requests received from our shareholders.

The share and debenture transfer committee held 23 meetings in fiscal 2013.

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

The shareholders’ and investors’ grievance committee held 4 meetings in fiscal 2013.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Our Business—Employees.”

E. Share Ownership for Directors and Executive Officers :

The following table sets forth information with respect to the beneficial ownership of our equity shares as of March 31, 2013 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of March 31, 2013 are based on an aggregate of 3,361,207,534 equity shares outstanding as of that date.

	Equity Shares Beneficially Owned
Name	Number	Percent
Anil Agarwal(1)	1,956,383,435	58.20%
Navin Agarwal	—	—
Tarun Jain	—	—
Din Dayal Jalan	—	—
Berjis Minoo Desai	—	—
Gautam Bhailal Doshi	—	—
Sandeep H. Junnarkar	72,000	*
Mahendra Singh Mehta	1,000	*
A.Thirunavukkarasu	—	—
Dilip Golani	1,000	*
All our directors and executive officers as a group (10 persons)	1,956,457,435	58.20%

Notes:

*	Represents beneficial ownership of less than 1.0%.
(1)	Consists of 1,956,383,535 equity shares beneficially owned by Vedanta. Volcan holds 58.2% of the share capital and 64.9% of the voting rights of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of March 31, 2013 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 3,361,207,534 equity shares outstanding as of that date.

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

Note:

(1)

Vedanta has beneficial ownership of 1,956,383,435 equity shares, consisting of 1,671,144,924 equity shares held by Twin Star and 41,371,963 ADSs held by Twin Star representing 165,487,852 underlying equity shares and 119,750,659 equity shares held by MALCO. Twin Star and Welter Trading hold 78.8% and 16.0% of the outstanding shares of MALCO respectively and Twin Star is a controlling shareholder of MALCO. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta; accordingly, our shares beneficially owned by Twin Star and MALCO may be regarded as being beneficially owned by VRHL and Vedanta. Volcan holds 58.2% of the share capital and 64.9% of the voting rights of Vedanta.Volcan is 100.0% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. As a result, securities beneficially owned by Volcan may be deemed to be beneficially owned by the Anil Agarwal Discretionary Trust and, in turn, by Onclave. The beneficiaries of the Anil Agarwal Discretionary Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, as protector of the Anil Agarwal Discretionary Trust, may be deemed to have deemed beneficial ownership of shares that may be beneficially owned by the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “- B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares beneficially owned by Vedanta.

As of March 31, 2013, there were approximately 257,171 holders of our equity shares of which 118 have registered addresses in the United States. As of the same date, 112,278,300 of our ADSs representing 449,113,200 equity shares, representing 13.36% of our outstanding equity shares, were held by a total of 13 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Related Parties

Volcan and the Agarwal Family

Volcan holds 58.2% of the share capital and 64.9% of the voting rights of Vedanta. Volcan is 100% owned and controlled by the Anil Agarwal Discretionary Trust. Onclave is the trustee of the Anil Agarwal Discretionary Trust and controls all voting and investment decisions of the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, is the protector of the Anil Agarwal Discretionary Trust. Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “- Vedanta.” Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, one of our directors until March 31, 2009, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, also have a controlling interest in STL, a publicly listed company in India which was spun-off from the Vedanta group in July 2000, except for nominal interests in STL held by MALCO and us.

Vedanta

As of March 31, 2013, Vedanta had beneficial ownership of 1,956,383,435 of our equity shares, including 1,836,632,776 equity shares (54.64%) held by Twin Star and 119,750,659 (3.56%) equity shares held by MALCO. Twin Star and Welter Trading holds 78.8% and 16.0% of the outstanding shares of MALCO and Twin Star is a controlling shareholder of MALCO. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta. As a result, Vedanta is the beneficial owner of 58.20 % of our equity shares.

Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and its direct and indirect shareholders, and their respective associates, or the “Volcan Parties” as required by the listing rules of the Financial Services Authority of the United Kingdom or the FSA and to ensure that transactions and relationships are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the FSA or if Vedanta is de-listed from the LSE. In addition, the relationship agreement will terminate in respect of Onclave and Mr. Anil Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the FSA is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of 30.0% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.

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

•	transactions and relationships between Vedanta and the Volcan Parties must be conducted at arm’s length and on a normal commercial basis.

Key Management Personnel

See “Note 33 of Notes to the Consolidated Financial Statements — Related Party Transactions”.

Related Party Transactions

Representative Office Agreement—Vedanta and Sterlite

We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $ 2.0 million (Rs. 109.0 million) per year to Vedanta. This agreement expired on March 31, 2013 and is in the process of being renewed.

Consultancy Agreement—Vedanta and Sterlite

We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40.0%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40.0%, is $ 3.0 million (Rs. 163.6 million) per year. This agreement expired on March 31, 2013 and is in the process of being renewed.

Outsourcing Services Agreement—Vedanta and Sterlite

We entered into a service agreement with Vedanta on April 1, 2010, under which we shall provide accounting, treasury and related services at the request of Vedanta from time to time. In consideration of above, Vedanta has agreed to pay us service charges aggregating to an amount of $ 0.2 million (Rs. 10.9 million) per year.

Issuance of Equity Shares by Vedanta Aluminium—Sterlite, Twin Star and Vedanta Aluminium

Prior to March 2005, Vedanta Aluminium was a wholly-owned subsidiary of ours that was part of our consolidated group of companies. In March 2005, Vedanta Aluminium issued equity shares to Twin Star in exchange for consideration of Rs. 4,421 million from Twin Star. As a result of this sale of equity shares by Vedanta Aluminium, Twin Star acquired a 70.5% ownership interest in Vedanta Aluminium and we ceased to consolidate Vedanta Aluminium in our consolidated financial statements. The terms of this sale were negotiated between Vedanta Aluminium and Twin Star on an arm’s length basis, with an independent appraiser hired to establish the sale price. During fiscal 2007, Vedanta Aluminium issued to us 1,133,737 equity shares of par value Rs. 10 per equity share for cash at a price of Rs. 1,160 per equity share on a rights basis. Accordingly, we paid a sum of Rs. 1,315 million ($ 24.1 million). We subscribed for our full proportionate share so as to maintain our shareholding in Vedanta Aluminium at 29.5%. During fiscal 2010, we have received 69,437,960 equity shares on account of the split of the value of the shares from Rs. 10 to Rs. 2 per share and 165,322,677 equity shares on account of the bonus issue in the ratio of 1.90:1 from Vedanta Aluminium. As of March 31, 2013, we have 252,120,127 equity shares in Vedanta Aluminium.

Issuance of Debentures by Vedanta Aluminium—Sterlite and Vedanta Aluminium

In fiscal 2008, pursuant to two memoranda of understanding entered into between Vedanta Aluminium and us on August 29, 2007 and December 23, 2007, Vedanta Aluminium issued to us 1.6 billion zero % optionally fully convertible debentures at par value of Rs. 10 per debenture. Accordingly, we paid a sum of Rs. 16,000 million ($ 293.5 million). The debentures are convertible in full or in part into equity shares at such premium as may be determined by a merchant banker or any other expert agency in the field based on fair value at any time within five years from the date of allotment unless we request for an extension of the redemption date by up to five years. Debentures that have not been converted to equity shares prior to the redemption date shall be redeemed on the fifth anniversary of the date of allotment of such debentures, or at the expiry of the extension period. In September 2008, 265,840,200 debentures of Rs. 2,658 million ($ 48.8 million) had been converted into 1,772,268 equity shares of Rs. 10 each at a premium of Rs. 1,490 per share. During the fiscal 2010, Vedanta Aluminium has paid Rs. 13,342 million ($ 244.7 million) to us towards redemption of its 1,334,159,800 debenture.

In fiscal 2009, pursuant to a term sheet for the issue of 15,000 non-convertible debentures at par value of Rs. 1.0 million per debenture, Vedanta Aluminium issued to us 6,850 such debentures. Interest at the rate of 9.75% is payable semi-annually. Accordingly, we paid a sum of Rs. 6,850 million. In April and May 2009, Vedanta Aluminium issued the remaining 8,150 debentures to us and we paid a sum of Rs. 8,150 million. The debentures are redeemable at par one year from the date of allotment. In fiscal 2011, 8,150 debentures were redeemed by Vedanta Aluminium and we received a sum of Rs. 8,150 million ($ 149.5 million).

In fiscal 2010, pursuant to a letter of allotment for the issue of 10,000 non-convertible debentures at par value of Rs.1 million per debenture, Vedanta Aluminium issued to us 10,000 such debentures. Interest at the rate of 8.0% is payable semi-annually. Accordingly, we paid a sum of Rs.10,000 million ($ 183.4 million). The debentures are redeemable at par one year from the date of allotment. In fiscal 2011, 10,000 debentures were redeemed by Vedanta Aluminium and we received a sum of Rs. 10,000 million ($ 183.4 million).

Loan Agreement—Sterlite and Vedanta Aluminium

We entered into a loan agreement with Vedanta Aluminium on February 4, 2008, under which we agreed to lend to Vedanta Aluminium Rs. 10,000 million ($ 183.4 million) for a term of ten years. Interest is payable in arrears on the outstanding amount of the loan at the prevailing RBI bank rate plus 2.0% per annum every quarter on January 1, April 1, July 1 and October 1, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of 10 years from the date of the last disbursement of the loan which shall be no later than March 31, 2010. As of March 31, 2013, the amount outstanding under the loan was approximately Rs. 6,890 million ($ 126.4 million).

Further, we entered into a loan agreement with Vedanta Aluminium on February 11, 2010, which was effective from January 26, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 45,000 million ($ 825.4 million) for a term of one year. Interest is payable monthly in arrears on the outstanding amount of the loan at 8.0% per annum every month on the first day of the next month for the corresponding preceding month, until the loan is fully repaid. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. In fiscal 2011, Vedanta Aluminium has repaid Rs. 19,500 million ($ 357.7 million) and renewed the loan for the balance amount of Rs 25,500 million ($ 467.7 million) for a period of one year with interest rate of 10.0%. In fiscal 2012, this was further renewed upon maturity at the interest rate of 10.50% . In fiscal 2013, this was further renewed at the interest rate of 9.75%. As of March 31, 2013, the amount outstanding under the loan was Rs. 25,500 million ($ 467.7 million).

Further, we entered into a loan agreement with Vedanta Aluminium on April 6, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 25,000 million ($ 458.5 million) for a term of one year. Interest is payable at the rate of 8.0% per annum at the time of the repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. During fiscal 2012 the loan balance were renewed on maturity for one year at 10.25%. During fiscal 2013, the loan balances were further renewed for one year at a rate of 10.50%. Further, Rs.17,000 million ($ 311.8 million) of the loan balances were converted into 17 million preference shares on March 29, 2012. As of March 31, 2013, the amount outstanding under the loan was Rs. 8,000 million ($ 146.7 million).

Further, we entered into a loan agreement with Vedanta Aluminium on September 29, 2010, under which we agreed to lend to Vedanta Aluminium Rs. 20,000 million ($ 366.8 million) for a term of one year. Interest is payable at the rate of 8.0% per annum at the time of repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. During fiscal 2012, the loan balances were renewed upon maturity for one year at coupon rate of 10.25%. Further, Rs. 3,000 million ($ 55.0 million) \of the loan balances were converted into 3 million preference shares. As of March 31, 2012, the amount outstanding under the loan was Rs. 17,000 million ($ 311.8 million). During fiscal 2013, the loan of Rs. 4,500 million ($ 82.5 million) was renewed for one year and loan of Rs. 12,500 million ($ 229.3 million) was renewed for six months at a coupon rate of 9.75%. As of March 31, 2013, the amount outstanding under the loan was Rs. 17,000 million ($ 311.8 million).

Further, we entered into a loan agreement with Vedanta Aluminium on April 12, 2011, under which we agreed to lend to Vedanta Aluminium Rs. 10,000 million ($ 183.4 million) for a term of one year. Interest is payable at the rate of 10.0% per annum at the time of the repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. During fiscal 2012, the loan balances were converted into 10 million preference shares.

Further, we entered into a loan agreement with Vedanta Aluminium on October 27, 2011, under which we agreed to lend to Vedanta Aluminium Rs. 5,250 million ($ 96.3 million) for a term of one year. Interest is payable at the rate of 10.25% per annum at the time of the repayment of the actual principal amount. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. As of March 31, 2012, the amount outstanding under the loan was Rs. 4,710 million ($ 86.4 million). In fiscal 2013, Rs. 2,000 million ($ 36.7 million) was repaid by Vedanta Aluminium and the balance amount of Rs 2,710 million (49.7 million) was renewed upon maturity for a period of six months at a coupon rate of 9.75%. As of March 31, 2013, the amount outstanding under the loan was Rs. 2,710 million ($ 49.7 million).

Further, we entered into a loan agreement with Vedanta Aluminium on December 20, 2012, under which we agreed to lend Vedanta Aluminium Rs. 10,000 million ($ 183.4 million) for a term of one year. Interest is payable at the rate of 9.75% per annum. The entire loan together with all interest accrued thereon shall be repaid on or before the expiry of one year from the date of disbursement of the loan. As of March 31, 2013, the amount outstanding under the loan was Rs. 9,710 million ($ 178.1 million).

Issuance of Preference Shares by Vedanta Aluminium—Sterlite and Vedanta Aluminium

On March 29, 2012, we invested Rs. 30,000 million ($ 550.3 million) in preference shares of Vedanta Aluminium with maturity period of ten years and dividend rate of 9.0% and redeemable at a premium at the end of a ten year period. The investment in preference shares were made by converting part of the loan provided to Vedanta Aluminium. These preference shares are outstanding as of March 31, 2013.

Loan Agreement – SOVL and Vedanta Aluminium

SOVL entered into a loan agreement with Vedanta Aluminium on October 29, 2011, under which they agreed to lend to Vedanta Aluminium Rs. 2,414 million ($ 44.3 million) for a term of one year. After merger of SOVL with Sterlite with effect from April 1, 2011, pursuant to the order of the High Court of Madras dated March 29, 2012, these loan balances are outstanding for us. This loan has been renewed upon maturity for a further period of one year, at an interest rate of 9.75% per annum. As of March 31, 2013, the amount outstanding under the loan is Rs. 2,414 million ($ 44.3 million).

Loan Agreement—Vedanta Jersey Investment Limited and Monte Cello BV

Monte Cello BV entered into agreement with Vedanta Jersey Investment Limited on April 1, 2010 to make available a loan facility for one year which shall not exceed $ 150 million. The loan facility has been, upon maturity, renewed each year, on fresh terms and conditions, for a further period of one year. Accordingly, upon maturity in April 2013, the loan has been renewed for a period of one year, with an interest rate of 2.56% per annum. The loan balance as of March 31, 2013 is $ 67.9 million.

Loan Agreement—Welter Trading and Monte Cello BV

Monte Cello BV entered into agreement with Welter Trading on November 3, 2010 to make available a loan facility which shall not exceed $ 100 million. The limit was further increased upto $ 105 million during 2012. In fiscal 2013, the loan balance together with accrued interest amounting to $ 103.3 million was renewed into a fresh loan at an interest rate of LIBOR plus 120 basis points for a further period of one year. As of March 31, 2013, the amount outstanding under this facility was $103.2 million.

During fiscal 2013, Monte Cello BV also entered into an agreement with Welter Trading Limited for a loan facility of $ 50 million at an interest rate of 1.35% for a period of one year. As of March 31, 2013, the amount outstanding under this facility was $ 14.2 million.

Loan Agreement—Welter Trading Limited and THL Zinc Holding BV

THL Zinc Holding B.V entered into an agreement with Welter Trading Limited on August 6, 2012 for a loan facility of $ 100 million at an interest rate of 1.35% per annum for a period of one year. As of March 31, 2013, the loan amount outstanding under this facility was $ 65.5 million.

Loan Agreement—Twin Star Holdings Limited and THL Zinc Limited

During fiscal 2013, THL Zinc Limited further entered into an agreement for a loan facility of $ 100 million at an interest rate of LIBOR plus 100 basis points. As of March 31, 2013, the loan amount outstanding under this facility was $ 53.6 million.

Loan Agreement—Richter Holdings Limited and THL Zinc Holding B.V

THL Zinc Holding B.V entered into an agreement with Richter Holdings Limited on December 24, 2012, further amended on January 11, 2013 for a loan facility of $ 240 million at an interest rate of LIBOR plus 115 basis points for a period of one year. As of March 31, 2013, the amount outstanding under this facility was $ 181.9 million.

Guarantees—Sterlite, CMT, TCM and Vedanta Aluminium

We have provided guarantees on behalf of CMT, TCM and Vedanta Aluminium. See “Item 5. Operating and Financial Review and Prospects—Guarantees.”

Acquisition of Lakomasko B.V. – THL Zinc Holding B.V. and Vedanta Resources Holding Limited

THL Zinc Holding B.V. acquired 100% of the outstanding shares of Lakomasko B.V. on November 28, 2011 from Vedanta Resources Holding Limited, a wholly owned subsidiary of Vedanta) for a total consideration of $ 37.7 million. THL Zinc Holding BV also provided a short term unsecured loan of $ 112.0 million to Lakomasko BV which in turn has repaid the loan along with accrued interest to Vedanta Resources Holdings Limited.

Sponsor Support Agreement—Sterlite and Sterlite Energy

We entered into a sponsor support agreement on June 29, 2009 with Sterlite Energy and the State Bank of India, as facility agent, in connection with the Rs. 55,690 million ($ 1,021.5 million) term loan facility granted to Sterlite Energy by a syndicate of banks to finance its construction of a 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. Under the sponsor support agreement, we undertook to, among other things, contribute Rs. 20,500 million ($ 376.0 million) to the capital of Sterlite Energy by subscribing for additional shares in order to ensure that Sterlite Energy’s debt to equity ratio does not exceed 75:25 during the term of the facility, meet any project cost overruns by contributing additional capital or by providing or arranging for unsecured and subordinated loans to be made available to Sterlite Energy, retain control of Sterlite Energy until the loan is fully repaid, meet all export obligations as required under the Export Promotion of Capital Good Scheme, fund the development of the coal blocks in Rampia and Dip Side Rampia in the State of Orissa that were jointly allocated by the Ministry of Coal to Sterlite Energy and other companies, and in the event that Sterlite Energy is unable to timely discharge its obligations under the loan agreement due to the occurrence of certain events, to provide additional funds to Sterlite Energy in order to enable Sterlite Energy to meet those obligations. In addition, we agreed to indemnify the lenders, the security trustee and the facility agent against all losses and claims incurred by them as a result of any breach of the loan agreement by Sterlite Energy. Sterlite Energy has applied for cancellation of this facility and has received consent from a majority of the members of the consortium banks.

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

We have commenced proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.

Certain proceedings are ongoing before an arbitral tribunal constituted in accordance with the terms of the shareholders’ agreement between us and the GoI with respect to our exercise of our call option to acquire the remaining shares of BALCO held by the GoI. The claim amount is not presently quantifiable. A final award was pronounced on January 22, 2011. As per the award, clauses 5.3, 5.4 and 5.1(a) and 5.8 of the shareholders’ agreement were held to be void, ineffective and inoperative by virtue of being violative of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside the award under Section 34 of the Arbitration and Conciliation Act, 1996. This application is scheduled for hearing on October 7, 2013. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Appeal proceedings in the High Court of Bombay brought by SEBI to overrule a decision by the SAT that we have not violated regulations prohibiting fraudulent and unfair trading practices.

In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. The next date of hearing has not been fixed.

In addition to the prosecution proceedings, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us, our non-Executive Chairman, Mr. Anil Agarwal, our Director of Finance, Mr. Tarun Jain who was also the chief financial officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overruled in October 2001, we filed a petition before the High Court of Bombay to defend those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings.

Proceedings against directors and employees of BALCO

Criminal Proceedings have been initiated by Mr. Ajay Padia before the Court of the Judicial Magistrate First Class, Pune (“Judicial Magistrate”) against Mr Anil Agarwal, Mr Navin Agarwal, Mr Tarun Jain and certain of our other ex-directors and employees in 2002 stating that an assurance that was given by the said directors that all sums of money owed to him for the damaged material supplied by BALCO was not honored. The Judicial Magistrate issued summons to the directors and employees. On receipt of the summons, an application under Section 482 of the Criminal Procedure Code was filed in the High Court of Bombay for quashing the proceedings in the Judicial Magistrate and to dispose the matter directing that alternative remedies were available before the Session Court, Pune, which was the appropriate Court. The High Court of Bombay stayed the proceedings of the Judicial Magistrate and the application was listed for disposal. The next date of hearing has not been fixed.

Penalties levied on us and certain of our directors by the Enforcement Directorate

The Enforcement Directorate levied penalties on us and certain of our directors aggregating to Rs. 347 million ($ 6.4 million). This is based on an allegation that we and our other group companies invested an amount of $ 49 million into Sterlite and MALCO through Twinstar without the permission of the Reserve Bank of India.

We appealed against this order of the Enforcement Directorate to the Appellate Tribunal for Foreign Exchange seeking waiver of the pre-deposit amount, which is equal to 100% of the penalty levied , which was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which remanded the matter back to the tribunal to consider the issue afresh. The next date of hearing is scheduled for August 6, 2013.

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

In September 2010, the High Court of Madras ordered the closure of our copper smelting plant at Tuticorin. Following our appeal of this order to the Supreme Court of India, the order was stayed until further notice. The Supreme Court in subsequent hearings directed the TNPCB, the NEERI, and the CPCB to issue certain directions and implement certain measures for the improvement of the copper smelter unit at Tuitcorin.

The Supreme Court in April 2013 has allowed our appeal and has set aside the order of the High Court of Madras. The Supreme Court has ruled that the plant has complied with all the directions and measures issued by the NEERI, TNPCB and CPCB. However, the Supreme Court directed us to deposit Rs. 1,000 million ($18.3 million) with the District Collector, Tuticorin, which will be used for the improvement of the environment, including soil and water, near the location of the plant.

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition in the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the NGT ruled on July 15, 2013 that the copper smelter could remain open and reserved its order. The NGT has also directed the company to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. However, the TNPCB filed a notice of appeal against the interim order of the NGT. The next date of hearing is on August 5, 2013.

Further, another writ petition in public interest was filed in December 2009 in the High Court of Madras challenging the grant of environmental clearance for the expansion of our copper smelting unit at Tuticorin. But no order/direction for injunction was granted. The next date of hearing for the writ petition is not yet fixed.

Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills, which are currently suspended.

Certain non-governmental organizations and an individual filed applications in the Supreme Court of India, in 2004 challenging construction and mining operations on the ground that the construction of mines surrounding the Niyamgiri hills endangers the life and habitat of wild life and the tribal community in that area.

The Supreme Court, passed an order which provided that if the State of Orissa, Orissa Mining Corporation and we jointly agree to the rehabilitation package proposed by the Court, and we notify the Court that we are agreeable to the package, the Court may consider granting clearance to the project. The MoEF granted us the environmental clearance for the mining of bauxite. After the grant of environmental clearance, certain groups of persons and individuals have filed an appeal challenging the grant of the environmental clearance before the National Environment Appellate Authority (“NEAA”) on the same issues which were raised during hearing in Supreme Court. The NEAA dismissed the appeals and pursuant to the NEAA order, additional conditions, may be imposed by the MoEF for the environmental clearance, which remains inoperable for the time being, until the MoEF reconsiders the matter.

The MoEF on August 24, 2010 rejected the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation , which is one of the sources of supply of bauxite to Vedanta Aluminium. Against this order of the MoEF, Orissa Mining Corporation filed a writ petition in the Supreme Court on October 24, 2010. In the meantime, the MoEF by its order dated July 11, 2011, cancelled the environmental clearance granted to the Orissa Mining Corporation for mining in Niyamgiri mines. The Orissa Mining Corporation has filed an application in the Supreme Court against this order of the MoEF on August 1, 2011. The Supreme Court through its order dated April 18, 2013 has directed the state government of Orissa to place any unresolved issues and claims of the local communities under the Forest Rights Act before the Gram Sabha, the council representing the local community. The Gram Sabha has been directed to consider these claims and communicate its decision to the MOEF through the state government of Orissa within three months of the order, which is in process. On conclusion of the proceedings of the Gram Sabha, the MOEF will then take a final decision on the granting of stage II forest clearance for the mining project within two months.

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

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against Vedanta Aluminium claiming breach of the EPC contract for the expansion project

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (SSNP) filed a petition under section 9 of the Arbitration and Conciliation Act, 1996 before Bombay High Court alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for 6 MTPA expansion project. This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. Under the said petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. The Bombay High Court on April 25, 2012 dismissed SSNP’s petition. SSNP appealed against this order and the High Court by its order of December 12, 2012 directed Vedanta Alumnium to furnish security to SSNP for approximately Rs. 1,870 million ($ 34.3 million) and Vedanta Alumnium was restrained from alienating its assets of equivalent value.

SSNP has also subsequently invoked arbitration proceedings for alleged dues and Vedanta Alumnium has also filed a counter claim for delays caused for which SSNP is responsible. The proceedings are ongoing and the next date of hearing is on August 6, 2013.

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

BALCO has no formal lease deed in relation to this land. BALCO was engaged in a dispute with the state government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba smelter. On February 6, 2009, the High Court of Chhattisgarh held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The state government of Chhattisgarh challenged this order in an appeal before the High Court of Chhattisgarh. By an order dated February 25, 2010, the High Court of Chhattisgarh dismissed the appeal. The dispute of encroachment, premium and rent has been decided and the state government of Chhattisgarh has decided to issue a lease deed in favour of BALCO once the dispute on forest land presently pending before the Supreme Court is decided.

A public interest writ petition has been filed by Sarthak, a non-governmental organisation before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba smelter is situated. It alleges that the land is classified as forest land and belongs to the state government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. The Supreme Court of India directed the petition to be listed before the Forest Bench of the Supreme Court of India. The Forest Bench directed the Central Empowered Committee (CEC) to submit a report on the petition. The CEC submitted a report on the petition to the Supreme Court of India on October 17, 2007, recommending that BALCO be directed to seek ex-post facto approval under the Forest Act for the allotment and non forestry use of the land in possession.

The matter was heard on April 23, 2010 for an interim application by BALCO for clearing the expansion on the land area limited to its proposed expansion. On April 23, 2010, pursuant to a contempt application filed by the petitioners alleging felling of trees, the Supreme Court directed CEC to examine the same and submit its report. The CEC submitted its report on June 30, 2012 to the Supreme Court recommending that a detailed survey should be conducted through Forest Survey of India (MoEF) using high quality remote sensing technique to find out whether any tree felling and/or non-forest use has taken place after February 29, 2008 in the revenue forest land and/or deemed forest in possession of BALCO. In order to expedite the proceedings BALCO filed an application in the Supreme Court seeking direction to pay without prejudice the net present value on forest land as per the recommendation of the CEC made in 2007. The date for hearing this matter has not yet been fixed.

In the event that the judgment of the Supreme Court is held against BALCO, BALCO may be required to pay the net present value of the land in question to convert the forest land to non-forest use. The maximum amount payable, based on the highest prescribed rate, is approximately Rs. 63.9 million ($ 1.2 million).

Demands against HZL by Department of Mines and Geology.

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($ 61.2 million), to HZL claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL's Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. HZL filed a writ petition against all the show cause notices issued by the Department of Mines and Geology in the High Court of Rajasthan. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The next date of hearing date has not yet been fixed.

Demand against BALCO for electricity duty

We received a notice in February 2010 from the Chief Electrical Inspector, Government of Chhattisgarh demanding that BALCO is required to pay Rs. 2,404 million ($ 44.1 million) from 2004 to 2009, towards duty on electricity for the generation of power by BALCO’s 540 MW power plant. It alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption is claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. The application is filed before Directorate of Industries for granting us exemption from electricity duty and is currently under review. The amount of duty on electricity payable for the period subsequent to March 31, 2009 until March 31, 2013 is Rs. 2,499 million ($ 45.8 million).

Demand against BALCO for electricity dues for power allocated from Central quota

BALCO in the year 1983-84 being a public sector undertaking was allocated 45 MW power by the GoI from the Central Quota. Upon disinvestment of BALCO in 2001, the Central Quota of 45 MW power allocated to BALCO was withdrawn on January 12, 2001 as it was no longer a public sector undertaking. Based on representation by BALCO to the GoI, the Ministry of Power on January 13, 2003 passed a specific order restoring Central Quota Power to BALCO on the terms and conditions as existed before withdrawal of power for a period of two years that is April 1, 2001 to March 31, 2003. Despite such order, MPEB/CSEB/ Power Distribution Company (“CSPDCL”) raised an electricity bill for period of September 2002 to November 2002 and unilaterally adjusted an amount of Rs.70.4 million ($ 1.3 million) on December 23, 2010 from the security deposit lying with it. BALCO has challenged this action by filing a writ petition to declare the order dated December 23, 2010 as illegal and void, since the adjustment has been done without prior notice to the company, even though the allotted quota had been restored to BALCO. CSPDCL by way of letter dated June 19, 2012 has demanded Rs.629 million ($ 11.5 million) as outstanding and BALCO was given interim relief of producing solvent security for 50% of the demand. The aforesaid interim order dated July 23, 2012 stands complied. The matter is expected to be listed in due course.

Claim against HZL for environment and health cess

HZL has filed an application before the Supreme Court in January 2012 against the judgment of the High Court of Rajasthan which held the Finance Act, 2008 imposing levy of cess on mineral as being constitutionally valid. An amount of Rs.80 per metric ton of ore produced would be attracted from the Finance Act 2008 if it is held to be valid. The Supreme Court has issued notice in the application and a notice on application for stay. Further direction has been issued on March 23, 2012 not to take any coercive action against HZL for recovery of cess. The matter is still pending and is not yet listed for hearing.

Claim against BALCO for energy development cess

The High Court of Chhattisgarh in December 2006 on a writ filed by BALCO quashed the provisions relating to imposition of energy development cess on captive power plants and directed refund of the cess already collected by the state government. The State of Chhattisgarh filed a special leave petition in the Supreme Court against the order of the High Court. The Supreme Court has issued notice and stayed the refund of the cess already collected pending the disposal of the special leave petition. The matter will be listed for further hearing.

Asarco commenced proceedings against Sterlite and Sterlite USA in the US Bankruptcy Court claiming breach of our May 2008 Agreement.

On March 17, 2010, Asarco filed a complaint in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached an agreement dated May 30, 2008 (“May 2008 Agreement”) by, among other things, refusing to pay the $ 2.6 billion purchase price and refusing to assume the liabilities and contractual obligations required under the May 2008 Agreement. Asarco claimed these damages to be in the range of $ 533 million to $ 1,509 million and also claimed applicable pre-judgment interest.

Further, Asarco terminated the agreement it entered with us on March 6, 2009 (the “March 2009 Agreement”). This agreement superseded the May 2008 Agreement in its entirety. The March 2009 Agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 Agreement. Asarco drew the $ 50 million provided as deposit under the March 2009 agreement. We filed an application to the U.S. Bankruptcy Court for the return of the $ 50 million which was subsequently rejected.

The U.S. Bankruptcy Court, by its order dated February 13, 2012 and February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages. This amount was to be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.8 million. We and Asarco have filed a notice of appeal against this judgment which is yet to be heard.

Central Excise

The Central Excise department of the GoI had issued in July 2010 an ex-parte notice for reversal of Cenvat credit of Rs. 3,150 million ($ 57.8 million) along with interest of Rs. 88 million for the non compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the Advance license conditions from 2005 to 2009. We filed four writ petitions WP No. 8123, 8135, 9744 and 9755 in 2010 in the High Court of Madras against the Central Excise department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise department. The High Court of Madras granted a stay in relation to WP No. 8135 till a fresh enquiry was made. Further, the High Court of Madras disposed WP No. 9744, 9755 and the contempt petition.

The Central Excise department deputed the Assistant Commissioner of Central Excise to conduct an enquiry for the alleged non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules in respect of non-return of job work challans. The Assistant Commissioner of Central Excise served a show cause notice on September 9, 2011. We filed a reply before the Assistant commissioner of Central Excise. After conducting personal hearing Assistant Commissioner of Central Excise has passed a favorable order on January 1, 2012 and dropped the demand for duty and interest. The department went into appeal before the Commissioner (Appeals) against this order, but the appeal was restricted only to the demand of interest. The Commissioner (Appeals) allowed the appeal on February 25, 2013 on the condition that interest would become applicable only in those cases where goods have not been sent back or cleared from the premises within 180 days from the date of dispatch from the Tuticorin facility. The verification is under process and not yet completed.

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

Entry Tax

BALCO challenged the constitutional validity of the Chhattisgarh Sthaniya Kshetra Me Mal Ke Pravesh Par Kar Adhiniyam 1976 (Act No.52 of 1976) levying entry tax on the entry of goods brought into the State of Chhattisgarh, India from outside and other notifications, as being violative of the certain provisions of the Indian Constitution. BALCO has been paying the entry tax of Rs. 1,230 million ($ 22.6 million) to the state government of Chhattisgarh. The matter is referred to the Supreme Court. The next date of hearing is not fixed.

Vedanta Aluminium, has challenged the constitutionality of the Orissa Entry Tax Act. The Orissa High Court on February 18, 2008 held that (i) the Orissa Entry tax is not compensatory, (ii) there should not be any entry tax on goods coming into Orissa which is not manufactured in Orissa and (iii) that the Orissa Entry Tax Act is valid. Vedanta Aluminium challenged the High Court order before the Supreme Court. The Supreme Court on February 3, 2010, directed Vedanta Aluminium to deposit a sum of Rs. 35 million ($ 0.6 million) and to deposit Rs. 0.1 million per month from October 2009 till the matter is actually disposed. These amounts have been paid under protest. The Supreme Court on April 9, 2013 directed 50 % of the entry tax amount accrued until September 30, 2012 amounting to Rs.768 million ($ 14.1 million) to be deposited as entry tax.

In respect of the demand for entry tax imposed on imported goods, Sterlite Energy filed a writ in which stay was granted by the High Court of Orissa on September 12, 2007. The High Court of Orissa has on March 26, 2012 disposed the writ with a direction to Sterlite Energy to file the returns before the authority and the authority to raise demand in accordance with law and further held that Sterlite Energy is at liberty to submit before the authority why it is not liable to pay entry tax on imported goods. However, the department has raised a demand on March 26, 2012 for Rs. 727 million ($ 13.3 million) and an interest of Rs. 492 million ($ 9.0 million) for the period from August 2007 to January 2012. Sterlite Energy has filed a Special Leave Petition in the Supreme Court against the order of the High Court disposing the writ. The Supreme Court on April 4, 2012 issued notice to the state government of Orissa and stayed operation of the demand raised by the department on Sterlite Energy. Sterlite Energy has however made a deposit of Rs. 150 million ($ 2.8 million) subject to the outcome of the order of the Supreme Court. On April 29, 2013, Sterlite Energy withdrew its petition to avail other remedies, and has accordingly filed a writ petition on June 21, 2013 before the Orissa High Court along with an application for stay of the order dated March 26, 2012 demanding entry tax. The petition is currently pending.

Certain of our subsidiaries have been named in legal actions by third party claimants and by Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties.

Certain of our subsidiaries have been named as parties to legal actions where the claims primarily relate to either the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. The total claims on account of the disputes with sales tax, excise and related tax authorities is Rs. 10,211 million ($ 187.3 million), of which Rs. 294 million ($ 5.4 million) has been recorded as current liabilities as of March 31, 2013. The claims by third party claimants amounted to Rs. 7,133 million ($ 130.8 million) as of March 31, 2013. We have not recorded any of these claims as current liabilities.

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

Dividends (including interim dividends) must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. We must transfer any money which remains unpaid or unclaimed for seven years from the date of such transfer to the Investor Education and Protection Fund established by the GoI.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. Currently, the effective tax rate on dividends is 16.995%, which is a direct tax paid by us. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above. Under Section 115 O (1A) of the Finance Act, 2009, effective April 1, 2009, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, thereby reducing the dividend distribution tax to the extent of such set-off.

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

As of March 31, 2013, 3,361,207,534 of our equity shares were outstanding (including the 449,113,200 equity shares underlying our 112,278,300 ADSs outstanding as of such date) after giving effect to the bonus issue and share split. All our equity shares are registered shares.

We have entered into listing agreements with BSE and NSE, pursuant to which we are required to comply with certain regulations in addition to the requirements under the Companies Act 1956.

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

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE, all as adjusted to reflect the five-for-two stock split on May 5, 2006.

	NYSE Price Per ADS		Average NYSE Daily ADS Trading	NSE Price Per Equity Share		Average NSE Daily Equity Share Trading	BSE Price Per Equity Share		Average BSE Daily Equity Share Trading
	High	Low	Volume	High	Low	Volume	High	Low	Volume
Fiscal Year
2009	23.00	3.12	1,227,508	23.06	3.40	2,420,215	22.24	3.39	746,960
2010	20.10	6.70	1,930,177	18.40	7.71	2,979,722	18.38	7.69	663,956
2011	19.92	12.58	1,317,081	18.72	3.38	5,627,526	18.78	3.38	1,149,373
2012(1)	16.60	6.64	1,161,246	4.28	1.64	6,479,436	4.27	1.63	994,973
2013(1)	9.06	6.42	642,788	2.26	1.59	6,169,332	2.26	1.63	664,307
2011
1st Quarter	19.92	12.58	1,664,289	18.72	3.72	3,423,256	18.78	3.70	828,882
2nd Quarter	15.79	15.49	5,638,200	3.85	3.34	3,170,237	3.83	3.34	1,830,019
3rd Quarter	17.39	16.87	3,448,100	4.18	3.58	936,820	4.18	3.59	1,024,561
4th Quarter	17.29	17.10	2,114,900	4.27	3.41	1,597,000	4.27	3.43	890,293
2012
1st Quarter	16.60	16.34	1,264,300	4.19	3.41	1,828,526	4.18	3.41	555,187
2nd Quarter	15.60	9.21	1,306,044	4.00	2.30	5,305,204	4.00	2.30	823,060
3rd Quarter	10.91	6.64	1,234,576	2.81	1.64	5,849,947	2.80	1.63	1,053,930
4th Quarter	10.84	10.65	1,370,830	2.81	1.64	10,599,907	2.81	1.67	1,563,893
2013
1st Quarter(2)	8.92	6.42	866,258	2.04	1.59	6,729,421	2.04	1.59	775,115
2nd Quarter	8.29	6.76	570,641	2.17	1.66	7,055,821	2.17	1.75	720,407
3rd Quarter	8.96	6.92	587,504	2.23	1.73	5,638,983	2.23	1.73	677,771
4th Quarter	9.06	6.64	541,025	2.26	1.65	5,221,218	2.26	1.65	481,461
Last six months(1)
January 2013	9.06	8.19	554,878	2.31	2.04	5,087,902	2.31	2.04	460,947
February 2013	8.58	7.02	515,688	2.13	1.71	5,658,468	2.13	1.71	462,952
March 2013	7.59	6.64	550,549	1.87	1.65	4,922,339	1.87	1.65	525,777
April 2013	7.23	6.07	742,336	1.81	1.55	6,847,325	1. 80	1.55	827,278
May 2013	7.44	6.54	618,575	1.77	1.60	3,075,471	1.77	1.61	360,617
June 2013	6.78	5.16	579,124	1.59	1.27	4,152,485	1.59	1.28	549,451
July 2013 (through July 19, 2013)	6.16	5.47	459,113	1.55	1.37	3,982,637	1.55	1.37	236,938

Notes:

(1)	Post split and bonus, with effect from June 25, 2010.

B. Plan of Distribution

Not applicable

C. Markets

Our ADSs are listed on the NYSE under the symbol “SLT”. Equity shares are listed on the BSE with stock code 500900 and on the NSE with stock code STER/EQ.

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

Our activities are regulated by our Memorandum and Articles of Association. Our current Memorandum and Articles of Association were amended by a special resolution of our shareholders passed in December 2007. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Indian Companies Act, the SCRA and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCR Rules.

Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in. Our objects are set out at clause 3 of our Memorandum of Association.

Share Capital

Our authorized share capital has been increased from Rs 1,850 million (925 million equity shares of par value Rs 2 each) to Rs. 5,000 million, divided into 5,000 million equity shares of par value Rs. 1 per equity share. As of March 31, 2013 our issued share capital was Rs. 3,361.21 million, divided into 3,361,207,534 equity shares of par value Re. 1 per equity share.

As of March 31, 2013, 3,361,207,534 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 449,113,200 equity shares were held in the form of 112,278,300 ADSs. Each ADS represents four equity share.

On October 29, 2009, we completed an offering of $ 500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes are convertible into ADSs at an initial conversion price of approximately $ 23.33 per ADS, subject to adjustment in certain events. The Convertible Notes have a maturity date of October 30, 2014 and bear interest at the rate of 4.0% per annum. As of March 31, 2013, 500,000 Convertible Notes were outstanding.

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

Further, the Companies (Passing of the Resolution by Postal Ballot) Rules, 2011 requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	amendments of the memorandum of association to alter the objects of the company and to change the registered office of the company under Section 146 of the Indian Companies Act;

•	alteration of the articles of association in relation to insertion of provisions defining private company;

•	the issue of shares with differential rights with respect to voting, dividend or otherwise;

•	the sale of the whole or substantially the whole of an undertaking of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits prescribed under Section 372A of the Indian Companies Act;

•	varying the rights of the holders of any class of shares or debentures or other securities;

•	change in place of registered office outside local limits of any city, town or village as specified in sub-section (2) of section 146;

•	the election of a director by minority shareholders; and

•	the buy-back of shares.

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

These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of five days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to a scheduled bank must be transferred to the Investor Education and Protection Fund established by the GoI and following such transfer, no claim shall lie against the company or the Investor Education and Protection Fund. Under the Indian Companies Act, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in a manner provided for in the Indian Companies Act.

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

In the case of shares held in physical form, we will register any transfer of equity shares in the register of members upon lodgment of the duly completed share transfer form, the relevant share certificate, or if there is no certificate, the letter of allotment, in respect of shares to be transferred together with duly stamped share transfer forms. In respect of electronic transfers, the depositary transfers shares by entering the name of the purchaser in its register as the beneficial owner of the shares. In turn, we then enter the name of the depositary in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits and is subject to the liabilities attached to the shares held by the depositary on his or her or its behalf.

Equity shares held through depositaries are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. These regulations provide the regime for the functioning of the depositaries and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system.

SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositaries established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant.

The depositary transfers equity shares by entering the name of the purchaser in its books as the beneficial owner of the equity shares. In turn, we will enter the name of the depositary in our records as the registered owner of the equity shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the equity shares that are held by the depositary. The register and index of beneficial owners maintained by our depositary is deemed to be a register and index of our members and debenture holders under the Depositories Act, 1996. Transfers of beneficial ownership held through a depositary are exempt from stamp duty. For this purpose, we have entered into an agreement for depositary services with the National Securities Depositary Limited and the Central Depositary Services India Limited.

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

In addition, the Indian Companies Act provides that the CLB may direct a rectification of the register of members for a transfer of equity shares which is in contravention of SEBI regulations or the SICA or any similar law, upon an application by the company, a participant, a depositary incorporated in India, an investor or SEBI.

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

Alteration of Shareholder Rights

Under Section 106 of the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Ministry of Corporate Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, by a special resolution passed at a separate meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.

Share Register and Record Dates

We maintain our register of members at our registered office and all transfers of shares should be notified to us at such address. Our register of members is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee as prescribed under the applicable law.

The register and index of beneficial owners maintained by a depositary under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of members and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive.

To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately 10 to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the listing agreements with each of the stock exchanges on which our equity shares are listed, we may, upon giving at least seven working days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.

Annual report

At least 21 days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 45 days after the end of each accounting quarter. We are required to furnish to the exchanges audited financial results for the entire financial year within 60 days of the end of the financial year. We are also required to send copies of our annual report to the NSE and BSE and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. We are also required under the Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and statement of profit and loss along with all the subsidiaries.

Under the Indian Companies Act, we must file with the Registrar of Companies our balance sheet and statement of profit and loss within 30 days of the date on which the balance sheet and statement of profit and loss were laid before the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

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

However, under the provisions of the Indian Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution or by an ordinary resolution with the GoI’s permission.

Capitalization of Profits and Reserves

Our Articles of Association allow our directors, with the approval of our shareholders by an ordinary resolution, to capitalize any part of the amount standing to the credit of our reserve accounts or to the credit of our statement of profit and loss or otherwise available for distribution. Any sum which is capitalized shall be appropriated among our shareholders in the same proportion as if such sum had been distributed by way of dividend. This sum shall not be paid out in cash and shall be applied in the following manner:

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

•	the bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only;

•	bonus equity shares cannot be issued unless all the partly paid up equity shares have been fully paid-up;

•	the company has not defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures;

•	a declaration of bonus equity shares in lieu of dividend cannot be made;

•	the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus etc;

•	any reserves created by a revaluation of fixed assets shall not be capitalized;

•	the articles of association of the company must contain provisions for the capitalization of reserves; and

•	the bonus issue must be implemented within two months from the date of approval by the board of directors.

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

SEBI in its board meeting dated June 25, 2013, has introduced following amendments to SEBI (Buy Back of Securities) Regulations, 1998 governing buy-back through open market purchase:

•	The company shall be required to deposit 25% of maximum amount proposed to be utilised for share buy-back in an Escrow account, before the offer is launched;

•

The company shall be mandatorily required to purchase at least 50% of the offer size as against existing requirement of 25%. In case of the failure to purchase the minimum prescribed 50% of the offer size, the entire amount in the Escrow account will be forfeited, subject to maximum of 2.5% of the amount earmarked for the share buy-back;

•	The company shall mandatorily complete the buy back process within 6 months from the date of the offer as against the existing time period of 12 months;

•	The company shall not be allowed to raise further capital for a period of one year from the closure of buy back;

•	The companies are not allowed to undertake another share buy-back within a period of one year from the closure of buy back;

•	Buy-back of 15% or more of the net worth (paid-up capital and free reserves) can only be done through the tender offer method;

•	During the buy-back offer, promoters of the company are prohibited from dealing in shares of the company either off-market or on-market; and

•	Procedure of buy-back of physical shares (odd-lot) are simplified including creation of separate trading window for tendering such shares.

The reporting and disclosures requirement are proposed to be rationalised

ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain limited circumstances as specified under the guidelines issued by the GoI and the RBI relating to a sponsored ADS facility and fungibililty of ADSs. See “- D. Exchange Controls.”

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

Book-Entry Shares and Liquidity

Our equity shares are compulsorily traded in book-entry form and are available for trading under both depositary systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. The International Securities Identification Number (ISIN) for our equity shares is INE 268A01031.

Liquidation Rights

According to the Indian Companies Act, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by the company to its employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the equity shares. In the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares after payments have been made by the company as set out above. Subject to such payments having been made by the company, any surplus assets are paid to holders of equity shares in proportion to their shareholdings.

Takeover Code and Listing Agreements

In September 2011, SEBI notified the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the Takeover Code) which replaces the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. Under the Takeover Code, upon acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate share-holding of the acquirer is 5% or more of the shares of the company, the acquirer is required to, within two working days of such acquisition, disclose the aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed. Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2% or more of the shares or voting rights of the company to the company and to the stock exchanges in which the shares of the company are listed within two working days of such acquisition or sale or receipt of disclosure of allotment of such shares. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5%. Every person, who together with persons acting in concert with him, holds shares or voting rights entitling him to exercise 25% or more of the voting rights in a target company, has to disclose to the company and to stock exchanges, their aggregate shareholding and voting rights as of March 31, in such target company within seven working days from the end of the financial year of that company.

The acquisition of shares or voting rights which entitles the acquirer to exercise 25% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer to acquire at least 26% of the total shares of the target company at an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

Where the public shareholding in the target company is reduced to a level below the limit specified in the listing agreement on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Such an acquirer will not be eligible to make voluntary delisting offer under the SEBI (Delisting of Existing Shares) Regulations 2009, unless 12 months have elapsed from the date of the completion of offer.

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company. The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26% of the shares of a company to the existing shareholders of the company would be triggered by an ADS holder where the shares that underlie the holder’s ADSs represent 25% or more of the shares or voting rights of the company. We have entered into listing agreements with BSE and NSE, on which our equity shares are listed, pursuant to which we must report to the stock exchanges any disclosures made to the company pursuant to the Takeover Code.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll. As soon as practicable after receipt of notice of any general meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (i) such information as is contained in such notice of meeting and any solicitation materials, (ii) that each holder on the record date set by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights, if any pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs, and (iii) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us.

On receipt of the aforesaid notice from the Depositary, our ADS holders may instruct the Depositary on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depositary must receive them on or before a specified date. The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote in relation to the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion. Neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Insider Trading Regulations

Under the SEBI (Prohibition of Insider Trading) Regulations, 1992 (Insider Trading Regulations), any person who holds more than 5% of the shares or of the voting rights in any listed company is required to disclose to the company the number of shares or voting rights held by such person and any change in shareholding or voting rights (even if such change results in the shareholding falling below 5%), exceeding 2% of the total shareholding or voting rights in the company, from the date of last disclosure made by the person. Such disclosure is required to be made within two working days of: (i) the receipt of intimation of allotment of the shares; or (ii) the acquisition or the sale of the shares or voting rights. As a result of a clarification issued by SEBI on June 22, 2009 under the SEBI (Informal Guidance) Scheme, 2003, disclosures would be required to be made by a holder of ADSs under the Insider Trading Regulations as set out above where the shares that underlie that holder’s ADSs represent 5% or more of the shares or voting rights of the company.

As per the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2011, any person who is a promoter or part of promoter group of a listed company shall disclose to the company in the number of shares or voting rights held by such person. Further, any person who is a promoter or part of promoter group of a listed company, shall disclose to the company and the stock exchange where the securities are listed, the total number of shares or voting rights held and any change in shareholding or voting rights, if there has been a change in such holdings of such person from the last disclosure made under Listing Agreement or under the Insider Trading Regulations and the change exceeds Rs. 500,000 in value or 25,000 shares or 1% of total shareholding or voting rights, whichever is lower. Such disclosure is required to be made within two working days of becoming such promoter or person belonging to promoter group.

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

Delaware Law	Indian Law
Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one-tenth of the voting share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting, the GoI may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our Articles of Association specify that five members personally present constitute the quorum required to conduct business at a general meeting, which is consistent with Indian law requirements.

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 12. Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders. There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under Indian law, a director of a company, other than a director appointed by the GoI, may be removed by the affirmative vote of shareholders holding a majority of the voting share capital, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.

Interested Director Transactions

Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such	Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a

transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders.	few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the GoI is required to be obtained in the event the paid up share capital of the company is more than Rs. 10 million. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

Cumulative Voting

Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There is no concept of cumulative voting under Indian law.

Shareholder Action Without a Meeting

Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.	There is no concept of shareholder action without a meeting under Indian law.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	The sale, lease or disposal of all or substantially all of the assets of an Indian company must be approved by the board of directors and shareholders holding a majority of the voting share capital of the company.

Delaware law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in Section 203 of the Delaware General Corporation Law. See “- Interested Stockholders” below.	Under the Indian Companies Act, the merger of two companies is required to be approved by a Court of competent jurisdiction and by a three-fourths majority of each class of shareholders and creditors of the company present and voting at the meetings held to approve the merger.

Interested Stockholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15.0% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock at any time within the previous three years.	Indian law does not prohibit corporate transactions but does require disclosure of related party transactions in the financial statements of the company. Under applicable accounting standards in India, during the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, describe the nature of the transactions and disclose the volume of the transactions either as an amount or as an appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.	Transactions undertaken between a company and a person having a substantial interest in the company would qualify as a related party transaction and would be required to be disclosed under applicable accounting standards in India. Under such accounting standards, a party is considered to have a substantial interest in a company if that party owns, directly or indirectly, 20.0% or more of the voting power in the company.

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus. Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “- Indemnification of Directors and Officers.”

Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be void. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

Appraisal Right

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a Court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	There is no concept of appraisal rights under Indian law.

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the Court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under the Indian Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the CLB, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; and (b) that a material change has taken place in the management or control of the company, whether by a change in the board of directors or management or in the ownership of the company’s shares, and by reason of such change it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	Pursuant to our Articles of Association, our board of directors has the authority to determine whether and to what extent and at what times and places and under what conditions or regulations our books are open to the inspection of the shareholders. Further, no shareholder of the company has the right to inspect any record of the company except as conferred under law or authorized by the board of directors or by the shareholders in a general meeting. The books containing the minutes of the proceedings of any general meetings of the shareholders are required to be kept at the registered office of the company and such materials are to be opened for inspection by any shareholder, without charge, subject to reasonable restrictions which may be imposed by a company’s articles or the general meeting of the shareholders. If an inspection is refused, the company and every officer of the company in default will be punishable with a fine. Under Indian law, the audited financial statements for the relevant financial year, the directors’ report and the auditors’ report are required to be provided to the shareholders before the annual general meeting.

Amendment of Governing Documents

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding not less than 75.0% of the shares of the company.

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

The listing agreements state that a company may set up a remuneration committee, which should be comprised of at least three non-executive independent directors.

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

(The NYSE compensation committee requirements allow us, as a foreign private issuer, to follow our home country rules in this regard. We comply with our home country rules applicable to the Compensation Committee.)

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

Representative Office Agreement—Vedanta and Sterlite

We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $ 2.0 million (Rs. 109.0 million) per year to Vedanta. This agreement expired on March 31, 2013 and is in the process of being renewed.

Consultancy Agreement—Vedanta and Sterlite

We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable, though this agreement was not negotiated on an arm’s length basis. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40.0%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40.0%, is $ 3.0 million (Rs. 163.6 million) per year. This agreement expired on March 31, 2013 and is in the process of being renewed.

Outsourcing Services Agreement—Vedanta and Sterlite

We entered into a service agreement with Vedanta on April 1, 2010, under which we shall provide accounting, treasury and related services at the request of Vedanta from time to time. In consideration of above, Vedanta has agreed to pay us service charges aggregating to an amount of $ 0.2 million (Rs. 10.9 million) per year.

Outstanding loans

See “Item 5. Operating and Financial Review and Prospects—Outstanding Loans.”

Loan Agreement dated February 15, 2011 between THL Zinc Limited and BMM

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Transactions.”

D. Exchange Controls

General

The GoI regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the FEMA, read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI.

Foreign Direct Investment

The GoI, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of shares or securities convertible or exchangeable into shares of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the GoI has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB or the RBI if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, or the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as atomic energy and railways (other than Mass Rapid Transport Systems). Also, certain investments require the prior approval of the FIPB, including:

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

The GoI amended the method of calculating foreign investment in an Indian company pursuant to Press Note No. 2 (2009 Series) dated February 13, 2009 and Press Note No. 4 (2009 Series) dated February 25, 2009.

A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh and an Overseas Corporate Body as defined in FEMA) has general permission to purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.

Currently, subject to certain exceptions, FDI and investment by Non-Resident Indians, or NRIs (as such term is defined in FEMA), in Indian companies do not require the prior approval of the FIPB or the RBI. The GoI has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. The foregoing description applies only to an issuance of shares and not to a transfer of shares by Indian companies.

As per the FDI Policy that came into effect on April 10, 2012, downstream investment by an Indian company, which is owned and/or controlled by non-resident entities, into another Indian company, must be in accordance with the relevant sectoral conditions on approval route, conditionalities and caps with regard to the sectors in which the latter Indian company is operating. Such a company is under the obligation to notify the Secretariat for Industrial Assistance, Department of Industrial Policy and Promotion and the Foreign Investment promotion Board of its downstream investment within thirty days of such investment. Further, the company needs to comply with the issue, transfer, pricing and valuation of shares with the applicable SEBI and RBI guidelines. The new FDI policy also stipulates that the investing Indian company should bring in requisite funds from abroad and not leverage funds from the domestic market.

We are majorly controlled by a non-resident entity and hence all downstream investments made by us are subject to the above conditions.

Under the current regulations, in the case of mining and processing of aluminium, copper and zinc, FDI up to 100% is permitted under the automatic route, subject to the Mines and Minerals (Development and Regulation) Act, 1957.

Investment by QFIs

Qualified Foreign Investors (QFI) are permitted to invest through SEBI registered depositary participants in equity shares of listed Indian companies through SEBI registered stock brokers on recognized stock exchanges in India as well as in equity shares of Indian companies which are offered to the public in India in terms of the relevant and applicable SEBI guidelines/regulations. The individual and aggregate investment limits for the QFls is 5% and 10% respectively of the paid up capital of an Indian company.

In addition to equity shares of listed Indian companies and equity shares of Indian companies offered to the public, QFIs are also permitted to invest in the following securities through a SEBI registered depositary participant, either directly issued by the issuer or through a registered broker on recognized stock exchange in India:

a.	dated government securities or treasury bills;

b.	commercial papers issued by an Indian company;

c.	security receipts issued by asset reconstruction companies, subject to specified limits;

d.	perpetual debt instruments eligible for inclusion as Tier I capital and debt capital instruments as upper Tier II capital issued by banks in India, subject to specified limits;

e.	listed and unlisted non-convertible debentures/bonds issued by an Indian company in the infrastructure sector;

f.	non-convertible debentures / bonds issued by infrastructure finance companies; and

g.	rupee denominated bonds/units issued by infrastructure debt funds.

A QFI has been defined by the SEBI as a non-resident investor (other than SEBI registered Foreign Institutional Investors and SEBI registered Foreign Venture Capital Investor) who meets the requirements of SEBI for the purpose of making investments in accordance with the regulations/orders/circulars of RBI/SEBI.

QFls are also permitted to acquire equity shares by way of right shares, bonus shares or equity shares on account of stock split / consolidation or equity shares on account of amalgamation, demerger or such corporate actions subject to the prescribed investment limits. QFIs are allowed to sell the equity shares so acquired through SEBI registered stock brokers or pursuant to the relevant SEBI guidelines such as in an open offer under the Takeover Code or in a buy back.

Dividend payments on equity shares held by QFls can either be directly remitted to the designated overseas bank accounts of the QFIs or credited to the single non-interest bearing rupee bank account. In case dividend payments are credited to the single non-interest bearing rupee bank account they shall be remitted to the designated overseas bank accounts of the QFIs within five working days (including the day of credit of such funds to the single non-interest bearing rupee bank account). Within these five working days, the dividend payments can be also utilized for fresh purchases of equity shares under this scheme, if so instructed by the QFI.

SEBI in its board meeting dated June 25, 2013, decided to introduce uniform entry norms for existing foreign institutional investors, sub accounts and QFIs and to classiy them into a new investor class to be termed as “Foreign Portfolio Investors” (FPIs).

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

Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. The GoI has relaxed restrictions on capital account transactions by resident Indians who are now permitted to remit up to $ 200,000 per financial year (April-March) for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force as “non co-operative countries and territories.”

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

Further, the amendment to the regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•

the price of the offering is determined by the lead manager of the offering. The price shall not be less than the average of the weekly high and low prices of the shares of the company during the 2 weeks preceding the relevant date (i.e. the date on which the board of directors of the company decides to open the issue);

•	the ADS offering is approved by the Foreign Investment Promotion Board;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the facility is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the foreign direct investment policy in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.

The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered and the percentage of equity in the issuer represented by the ADSs.

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

Buy Back of FCCBs

In July 2012, RBI permitted buy back of FCCBs by Indian companies prior to the maturity date of such FCCB, after satisfying certain conditions under the approval route. The entire process of such buy back is required to be completed by December 31, 2013, after which the scheme lapses.

Restrictions on equity shares underlying the ADSs issued arising on conversion of FCCB’s and the repatriation of Sale Proceeds

FCCB holders who have converted the FCCBs into ADS in accordance with the provisions of the offering circular are entitled to the same rights and subject to the same conditions as normal ADS holders and may withdraw the equity shares underlying ADS from the depositary at any time. A non- resident holder of ADS can transfer or redeem the ADS into underlying equity shares of the company subject to the procedure specified under the ADR Scheme. In the case of redemption, the overseas depositary bank will request for the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor, for being sold directly on behalf of the non- resident investor, or for being transferred in the books of account of the company in the name of the non-resident.

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

Transfer of Shares

Previously the sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange through a registered stockbroker at the market price. The RBI has now granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares. However, a non-resident to whom the shares are being transferred is required to obtain the prior permission of the GoI to acquire the shares if he had on January 12, 2005, an existing joint venture or technology transfer agreement or trademark agreement in the same field other than in the information technology field to that in which the Indian company whose shares are being transferred is engaged, except:

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

A non-resident may also transfer any security to a person resident in India by way of gift. The transfer of shares from an Indian resident to a non-resident does not require the prior approval of the GoI or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy and are not under the financial services sector, the investor does not have an existing joint venture or technology transfer agreement or trademark agreement in the same field as described above, the non-resident shareholding is within sector limits under the FDI policy, the transaction is not under the Takeover Code and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the rates quoted on Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2008	40.02	40.13	43.05	38.48
2009	50.87	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.50	47.49	44.05
2012	50.89	48.01	53.71	44.00
2013	54.52	54.47	57.13	50.64
Month:
November 2012	54.26	54.78	55.70	53.75
December 2012	54.86	54.65	55.06	54.23
January 2013	53.32	54.23	55.20	53.21
February 2013	54.37	53.81	54.47	52.99
March 2013	54.52	54.42	54.92	54.06
April 2013	53.68	54.32	54.91	53.68
May 2013	56.50	54.98	56.50	53.65
June 2013	59.52	58.38	60.70	56.43
July 2013 (through July 19, 2013)	59.37	59.80	60.75	59.29

Notes:

(1)	The exchange rates quoted by Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2008	1.10	1.15	1.27	1.06
2009	1.44	1.31	1.65	1.02
2010	1.09	1.18	1.44	1.07
2011	0.97	1.06	1.22	0.97
2012	0.96	0.95	1.06	0.91
2013	0.96	0.97	1.03	0.94
Month:
November 2012	0.96	0.96	0.97	0.96
December 2012	0.96	0.96	0.97	0.95
January 2013	0.96	0.95	0.96	0.95
February 2013	0.98	0.97	0.98	0.96
March 2013	0.96	0.97	0.98	0.95
April 2013	0.96	0.96	0.98	0.95
May 2013	1.04	1.01	1.04	0.97
June 2013	1.09	1.06	1.09	1.02
July 2013 (through July 19, 2013)	1.11	1.10	1.11	1.08

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the South African Rand and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2011	6.77	7.15	7.98	6.61
2012	7.66	7.41	8.55	6.57
2013	9.18	8.55	9.32	7.63
Month:
November 2012	8.85	8.81	8.97	8.64
December 2012	8.48	8.60	8.80	8.48
January 2013	8.84	8.80	9.13	8.49
February 2013	9.07	8.89	9.07	8.80
March 2013	9.18	9.20	9.32	9.06
April 2013	9.02	9.09	9.25	8.90
May 2013	10.07	9.37	10.07	8.93
June 2013	9.88	10.00	10.24	9.76
July 2013 (through July 19, 2013)	9.86	9.98	10.20	9.85

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Namibian dollar and US dollars based on Oanda.com:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2011	6.84	7.17	7.95	6.62
2012	7.73	7.46	8.58	6.59
2013	9.24	8.55	9.32	7.66
Month:
November 2012	8.81	8.79	8.94	8.66
December 2012	8.47	8.65	8.87	8.47
January 2013	9.04	8.76	9.07	8.47
February 2013	8.84	8.88	8.99	8.81
March 2013	9.24	9.17	9.32	8.89
April 2013	9.08	9.11	9.24	8.90
May 2013	9.90	9.29	9.80	8.91
June 2013	9.88	10.02	10.23	9.79
July 2013 (through July 19, 2013)	9.87	10.01	10.21	9.86

Notes:

(1)	The exchange rates quoted on oanda.com at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this annual report.
(2)	Represents the average of the exchange rates quoted on oanda.com on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on oanda.com for all days during the period for all months presented.

Although we have translated selected Indian Rupee, Australian dollar amounts and South African Rand and Namibian dollars in this annual report into US dollars for convenience, this does not mean, and no representation is made, that the Indian Rupee or Australian dollar amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this annual report from Indian Rupees to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2013, which was Rs. 54.52 per $ 1.00, all translations from Australian dollars to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2013, which was AUD 1.04 per $ 1.00, all translations from South African Rand to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2013, which was ZAR 9.18 per $ 1.00 and all translations from Namibian dollars to US dollars are based on the exchange rate quoted by Oanda (data available at www.oanda.com) on March 31, 2013, which was NAD 9.00 per $ 1.00. As of July 19, 2013, the exchange rate between US dollars and Indian Rupees was $ 1.00 = Rs. 59.37 as quoted by the Federal Reserve Bank of New York.

E. Taxation

India Taxation

The following is a summary of the material Indian income tax, wealth tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident investors of the ADSs. The summary only addresses the tax consequences for non-resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this annual report, including the Income Tax Act and the special tax regimes under Sections 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change.

The Finance Act 2012 includes General Anti Avoidance Rule (GAAR), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse/ abuse of provisions of Income Tax Act, 1961 lacks commercial substance or the purpose of arrangement is obtaining a tax benefit. The procedural and administrative mechanism for the implementation of GAAR is still being finalized. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be affected.

The GAAR was originally proposed to become effective on April 1, 2013. Based on the recommendation of a panel which was formed to study proposed GAAR, the GAAR provisions are now proposed to be effective from April 1, 2016.

The Finance Act 2012 has changes in the field of international taxation covering income deemed to accrue or arise in India, sanctity of double taxation avoidance agreements, tax residency certificates for claiming relief under the double taxation avoidance agreements. Certain provisions in international taxation like income deemed to accrue or arise in India are applicable from retrospective effect.

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

Residence

For the purpose of the Income Tax Act, an individual is considered to be a resident of India during the fiscal year if he is in India for at least 182 days in a particular year or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding four years. However, the 60 day period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment overseas, or (ii) a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods aggregating to 365 days or more. A company is considered to be resident in India if it is incorporated in India or the control and management of its affairs is situated wholly in India during the fiscal year. Individuals and companies who are not residents of India are treated as non-residents.

Taxation of Sale of the ADSs

It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being offered in respect of the ADSs. The Finance Act, 2012 retrospectively amended the term property so as to include any rights in or in relation to an Indian company. Under the ADR Scheme, the transfer of ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gains tax in India. Shares (including shares issuable on the conversion of the ADSs) held by the non-resident investor for a period of more than 12 months is treated as long term capital assets. If the shares are held for a period of less than 12 months from the date of conversion, the same is treated as short term capital asset.

However, Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs outside India by the non-resident holder to another non-resident is subject to tax at the rate of 10.0% plus applicable surcharge and education cess; short term capital gains on such a transfer will be taxed at the graduated rates with a maximum 30% plus applicable surcharge and education cess. In the circumstances, if at all, that capital gains arising from a transfer of ADSs are taxable under the Income Tax Act, the same would be subject to tax as long-term capital gains at the rate of 10% plus applicable surcharge and education cess if such ADSs have been held by the non-resident holder for more than twelve months. Otherwise, the capital gains shall be subject to tax as short-term capital gains at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act. Because there are significant intricacies relating to application of rules on indirect transfers, it is not clear, whether or to what extent, a buyer of ADS of the company should be held liable for not withholding tax on the acquisition of shares or be subject to Indian tax on gains realized on dispostion of ADS.

Subject to the following, long-term capital gains realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs are subject to tax at a rate of 10% excluding the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;

•

Long-term capital gain realized by a non-resident upon the sale of equity shares obtained from the conversion of ADSs is exempt from tax if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid; and

•

Any short term capital gain is taxed at 15% excluding the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale

Withdrawal of Equity Shares in Exchange for the ADSs

The withdrawal of equity shares in exchange for the ADSs would not give rise to any capital gains liable to income tax in India.

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax”. The Finance Act, 2013 has increased the surcharge on dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of dividend distribution tax to 16.995% against 16.22% effective April 1, 2013. Under Section 115 O (1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

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

Capital gains realized in respect of shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the rate of 15% plus applicable surcharge and education cess in the event such transaction is subject to the securities transaction tax. Withholding tax on capital gains on sale of shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.

For the purpose of computing the capital gain tax on the sale of equity shares, the cost of acquisition of the equity shares would be deemed to be the historical cost of acquiring the ADSs. For the purpose of computing capital gains on the sale of equity shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such equity shares and any expenditure incurred wholly and exclusively in connection with such sale. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or Scheme, the purchase price of equity shares in an India listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of equity shares in exchange for such corresponding ADSs. The market price is the price of the equity shares prevailing in the BSE or the NSE as applicable. There is no corresponding provision under the Income Tax Act providing for the use of market price as the basis for determination of the purchase price of the equity shares. In the event that the tax department denies the use of market price as the basis for determination of the purchase price of the equity shares, the original purchase price of the ADSs shall be considered as the purchase price of the equity shares for computing the capital gains tax.

According to the Scheme, a non-resident’s holding period for the purpose of determining the applicable capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of notice of redemption by the depositary to the custodian.

It is unclear as to whether section 115AC and the Scheme are applicable to a non-resident who acquires the shares outside India from a non-resident holder of equity shares after receipt of equity shares upon conversion of the ADSs.

Securities Transaction Tax

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; the rate of 0.1% has been substituted for 0.125% by the Finance Act, 2012 with effect from July 1, 2012. (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is levied with respect to a sale and purchase of a derivative and the rates of STT as substituted by Finance Act, 2008 with effect from June 1, 2008 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. This rate of 0.017% changed to 0.01% under the Finance Act, 2013.

Sale of the Equity Shares otherwise than on a Recognized Stock Exchange

Capital gains realized in respect of equity shares listed in India and held by a non-resident investor for more than 12 months will be treated as long-term capital gain. It is unclear whether it is subjected to tax at the rate of 10.0% or 20.0% plus applicable surcharge and education cess. Capital gains realized in respect of equity shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act. Withholding tax on capital gains on sale of equity shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates (surcharge on non-residents is applicable at the rate of 2.0% if the income exceeds Rs. 10 million ($ 0.2 million) but does not exceed Rs. 100 million ($ 1.8 million). The surcharge at the rate of 5% shall be levied if the total income of the company other than the domestic company exceeds Rs. 100 million ($ 1.8 million).

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

Tax Treaties

The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any agreement for the avoidance of double taxation entered into by the GoI with the country of tax residence of such non-resident investor. The investors are advised to consult their tax advisors the residential status for the purpose of treaty benefits in the event the investments are made through special purpose vehicle in an overseas jurisdiction.

Withholding Tax on Capital Gains

Any taxable gain realized by a non-resident from the sale of ADSs and equity shares shall be subject to withholding tax of 10% at source and withheld by the buyer. However, no withholding tax is required to be withheld under Section 196D (2) of the Income Tax Act from any income accruing to a FII as defined in Section 115AD of the Income Tax Act on the transfer of securities. The FII is required to pay the tax on its own behalf.

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

Minimum Alternate Tax (MAT)

The Income Tax Act imposes a Minimum Alternate Tax on companies wherein the income tax payable on the total income is less than 20.0% plus applicable surcharge and cess of its book profit on its book profits. The Finance Act 2013 increased the surcharge on income of domestic companies having taxable income above Rs. 100 million ($ 1.8 million) from 5% to 10% which resulted in the increase in the effective MAT rate for such companies to 20.96% from 20.01%. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of MAT, and determined that MAT is payable on income which falls within the ambit of section 10A and 10B of the Act.

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

Taxation of Dividends and Other Distributions on the ADSs or Equity Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or equity shares generally will be includible in your gross income as foreign source dividend income on the date of receipt by the depository, in the case of ADSs, or by you, in the case of equity shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or equity shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or equity shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate US Holders, including individual US Holders, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income”, provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the equity shares are held for a holding period of more than 60 days during the 121 – day period beginning 60 days before the ex-dividend date. Under US Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or equity shares.

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

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2013 is based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2014 or any future taxable year.

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

If we are treated as PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and equity shares you own bears to the value of all of the ADSs and equity shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicability of the PFIC rules to any of our PFIC subsidiaries

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “ – Taxation of Dividends and Other Distributions on the ADSs or Equity Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

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

Quantitative and Qualitative Analysis

See Note 25 “Financial Instruments” in Item 8. Financial Information for more details.

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibia Dollar, South African Rand and Australian Dollar against the US Dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating profit for fiscal 2013.

10% movement in currency	For Rs./ $		For AUD/ $		For NAD / $		For ZAR/ $
	(in millions)
Copper	801	14.7	715	13.1	—	—	—	—
Zinc – India	9,631	176.7	—	—	—	—	—	—
Zinc – International	1,760	32.3	—	—	1,481	27.2	1,210	22.2
Aluminum	2,403	44.1	—	—	—	—	—	—
Power	(177)	(3.2)	—	—	—	—	—	—

Total	14,418	264.6	715	13.1	1,481	27.2	1,210	22.2

We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures based on their maturity. However, large or prolonged movements in exchange rates may have a material effect on our business, operating results, financial condition and/or prospects. We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically, all short term exposures are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian and Zinc International operations, apart from funds to meet local expenses which are denominated in the respective local currencies, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.

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

The conversion rate from Indian Rupees to US dollars has substantially depreciated recently from the rate of Rs. 54.52 per $ 1.00 used in this annual report and had crossed the level of Rs. 60 per $ 1.00 on June 27, 2013. The volatile currency movement between the US dollar and Indian Rupee provided in the table above reflects the impact of this movement. For more information on this currency movement, see Note 25 on pages F-46, F-47 and F-49 of this annual report.

Interest Rate Risk

We are exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. Our short-term borrowing is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US Dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans and borrowings for fiscal 2013.

Movement in interest rates	Interest Rates
	(in millions)
0.5%	Rs. 275	$5.0
1.0%	Rs. 549	$10.1
2.0%	Rs. 1,098	$20.1

Commodity Price Risk

We are exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that we produce and sell will have an immediate and direct impact on the profitability of our businesses. We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year.

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

This table illustrates the impact of a $ 100 movement in LME/LBMA prices based on fiscal 2013 volumes, costs and exchange rates and provides the estimated impact on operating profit assuming all other variables remain constant.

$ 100 movement in LME price	Change in Operating Income
	Rs. Million	$ Million
Copper	182	3.3
Zinc India	5,797	106.3
Zinc International	2,294	42.1
Aluminium	1,259	23.1

Total	9,532	174.8

The fair value of our open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and current financial liabilities is as follows:

	March 31,
	2012		2013		2013
	Asset	Liability	Asset	Liability	Asset	Liability
	(Rs in millions)		(Rs in millions)		(US dollar in millions)
Cash flow hedges:
Commodity contracts	1	2	318	—	5.8	—
Forward foreign currency contracts	18	—	—	3	—	0.1
Fair value hedges:
Commodity contracts	118	—	11	—	0.2	—
Forward foreign currency contracts	242	15	13	755	0.2	13.8
Non-qualifying hedges:
Commodity contracts	33	129	9	—	0.2	0.0
Forward foreign currency contracts	105	—	—	5	—	0.1
Net Investment in foreign operations	—	460	—	182	—	3.3

Fair value	517	606	351	945	6.4	17.3

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

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

During fiscal 2013, the Depositary has reimbursed to us an amount of $ 1,364,492.5 (after deduction of applicable withholding taxes amounting to $ 584,782.5) in respect of investor relation expenses. In addition, as part of its service to us, the Depositary has waived an amount of $ 47,099.6 (inclusive of the withholding tax amount) that it has paid on our behalf to third-party service providers in respect of proxy related expenses and other administrative costs.

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

The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 13.8 million), amounted to $ 1,588.9 million. As of March 31, 2013, we have used the entire proceeds for the purpose mentioned in the offer document.

Convertible Notes offering in 2009

On October 29, 2009, we completed an offering of $ 500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes are convertible into ADSs at a conversion price of approximately $ 23.33 per ADS, subject to adjustment in certain events. The Convertible Notes have a maturity date of October 30, 2014 and bear interest at the rate of 4.0% per annum. The joint bookrunners of the Convertible Notes offering were Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.

The post-effective amendment to the registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the Convertible Note offering was automatically effective on October 15, 2009.

The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 5 million), amounted to $ 495.0 million. As at March 31, 2013, we have used approximately $ 180.3 million towards capital expenditures and the unutilized proceeds have been invested temporarily in fixed deposits. We may use the remaining net proceeds towards the expansion of our copper business with another power plant, acquisition of a complementary business outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations of India, including the external commercial borrowing regulations specified by the Reserve Bank of India.

Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite

On February 25, 2012, we, Sesa Goa and Vedanta announced an all-share merger of our company and Sesa Goa to create Sesa Sterlite (“Sesa Sterlite”) and to effect the consolidation and simplification of Vedanta's corporate structure through two series of transactions (together the “Reorganisation Transactions” consisting of the “Amalgamation and Reorganisation Scheme” and the “Cairn India Consolidation”). The Amalgamation and Reorganisation Scheme is also subject to certain approvals. Please see “Item 5. Operating and Financial Review and Prospects – Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2013, our disclosure controls and procedures were effective.

(b) Management’s Annual report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.

Internal controls over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that, (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2013, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

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

The effectiveness of our internal control over financial reporting as at March 31, 2013 has been audited by Deloitte Haskins & Sells, or Deloitte, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sterlite Industries (India) Limited

Mumbai, Maharashtra, India

We have audited the internal control over financial reporting of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15(b) Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Company and our report dated July 30, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Deloitte Haskins & Sells

Mumbai, Maharashtra, India

July 30, 2013

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred in fiscal 2013.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Mr. Gautam Bhailal Doshi (Chairman), Mr. A. R Narayanaswamy, Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Doshi, Narayanaswamy, Desai and Junnarkar, satisfies the “independence” requirements pursuant to the rules of the SEC and Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for the experience and qualifications of the members of the audit committee.

Our board of directors has determined that each of Mr. Gautam Bhailal Doshi and Mr. A.R. Narayanaswamy qualify as an “—audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committees.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS as issued by the IASB are audited by Deloitte Haskins & Sells, a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.

Deloitte Haskins & Sells has served as our independent registered public accountant for each of the years ended March 31, 2012 and March 31, 2013 for which audited statements appear in this annual report.

The following table shows the aggregate fees for professional services and other services rendered by Deloitte Haskins & Sells and the various member firms of Deloitte to us, including our subsidiaries, in fiscal 2012 and 2013.

	Fiscal
	2012	2013
	($ in thousands)
Audit fees (audit and review of financial statements)	2,322.2	2,467.9
Audit-related fees (including other miscellaneous audit related certifications)	37.7	89.9
Tax fees (tax audit, other certifications and tax advisory services)	224.6	267.0
All other fees (certification on corporate governance and advisory services)	135.9	12.2
Total	2,720.4	2,837.0

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no repurchases of the equity shares of SIIL made by SIIL and any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act) in fiscal 2013.

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

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Income for the years ended March 31, 2011, 2012 and 2013.

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2011, 2012 and 2013.

•	Consolidated Statements of Cash Flow for the years ended March 31, 2011, 2012 and 2013.

•	Consolidated Statements of Financial Position as at March 31, 2012 and 2013.

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2011, 2012 and 2013.

•	Notes to the Consolidated Financial Statements.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this annual report:

1.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 3.1 of Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on June 4, 2007.

1.2	Memorandum of Association of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 1.2 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

1.3	Article of Association of Sterlite Industries (India) Limited, as amended - incorporated by reference to Exhibit 3.3 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR) - incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Specimen share certificate (effective as of November 30, 2006) - incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-33175) as filed with the SEC on November 30, 2006.

4.1	Vedanta Resources plc Long-Term Incentive Plan - incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources Plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal - incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.3	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal - incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.4	Shared Services Agreement dated December 5, 2003 among Vedanta Resources Plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement - incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.5	Consultancy Agreement dated March 29, 2005 between Vedanta Resources Plc and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.6	Representative Office Agreement dated March 29, 2005 between Vedanta Resources Plc and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.7	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002 - incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8	Shareholders’ Agreement between Sterlite Industries (India) Limited, GoI and Bharat Aluminium Company Limited dated March 2, 2001 - incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.9	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002 - incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.10	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004 - incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000 - incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.12	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006 - incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005 - incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	$ 125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005 - incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004 - incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	$ 50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004 - incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	$ 50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004 - incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003 - incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 - incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005 - incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005 - incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004 - incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Proprietary Limited dated July 1, 2004, as amended on July 1, 2004 - incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Proprietary Limited dated July 1, 2005 - incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006 - incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.26	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003 - incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.27	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006 - incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.28	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008 - incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.29	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.30	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.32	Specialty Deed between Copper Mines of Tasmania Proprietary Limited, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.33	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.34	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999 - incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.35	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.36	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.37	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.38	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.39	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.40	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc. and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.41	10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008 - incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.42	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.43	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.44	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (USA), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.45	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (USA), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants - incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.46	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited - incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.47	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility - incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.48	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited - incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.49	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility - incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.50	Rs. 55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited as security trustee and the lenders named therein - incorporated by reference to Exhibit 4.51 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009 .

4.51	$ 140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited as lender, and the State Bank of India as facility agent - incorporated by reference to Exhibit 4.52 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.52	Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent - incorporated by reference to Exhibit 4.53 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.53	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures - incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.54	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.55	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator - incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.56	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta Resources Plc and Sterlite Industries (India) Limited both dated March 29, 2005 – incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.57	Outsourcing Services Agreement dated April 1, 2010 between Vedanta Resources Plc and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.58	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta Resources Plc. incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.59	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by Bharat Aluminium Company Limited from DBS Bank Limited for $ 50 million - incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.60	Letter of Credit Facility Agreement dated August 30, 2010 obtained by Talwandi Sabo Power Limited from ICICI Bank for Rs. 10,000 million - incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.61	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited - incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.62	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of Talwandi Sabo Power Limited - incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.63	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta Resources Plc as an amendment to the Share Purchase Agreement dated May 9, 2010 - incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.64	Letter of Credit Facility Agreement dated December 18, 2010 obtained by Bharat Aluminium Company Limited from ICICI Bank for Rs. 2.50 billion - incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.65	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan - incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.66**	Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan.

8.1**	List of subsidiaries of Sterlite Industries (India) Limited.

11.1	Sterlite Industries (India) Limited - Code of Business Conduct and Ethics as amended till November 2011 incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for fiscal 2012 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on May 25, 2012.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 30, 2013

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sterlite Industries (India) Limited

Mumbai, Maharashtra, India

We have audited the accompanying consolidated statements of financial position of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2013, and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2013, all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sterlite Industries (India) Limited and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2013, also comprehended the translation of Indian Rupees amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells

Deloitte Haskins & Sells
Mumbai, Maharashtra, India
July 30, 2013

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2011	2012	2013	2013
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Revenue	4	302,472	412,063	452,550	8,300.6
Cost of sales		(226,134)	(319,719)	(355,624)	(6,522.8)

Gross profit		76,338	92,344	96,926	1,777.8
Other operating income		2,366	1,398	1,883	34.5
Distribution expenses		(3,516)	(7,446)	(8,646)	(158.6)
Administration expenses		(7,614)	(15,002)	(13,637)	(250.1)

Operating profit		67,574	71,294	76,526	1,403.6
Investment and other income	5	21,933	28,829	36,693	673.0
Finance and other costs	6	1,096	(12,042)	(11,183)	(205.1)
Share in loss of associate	10	(3,082)	(8,767)	(7,736)	(141.9)

Profit before tax		87,521	79,314	94,300	1,729.6
Income tax expense	7	(18,810)	(20,077)	(15,555)	(285.3)

Profit for the year		68,711	59,237	78,745	1,444.3

Profit attributable to:
Equity holders of the parent		48,898	38,998	53,895	988.5
Non-controlling interests		19,813	20,239	24,850	455.8
Earnings per share	29
Basic		14.55	11.60	16.03	0.3
Diluted		13.87	11.60	16.03	0.3
Weighted average number of equity shares used in computing earnings per share
Basic		3,361,207,534	3,361,207,534	3,361,207,534	3,361,207,534
Diluted		3,446,945,134	3,361,207,534	3,361,207,534	3,361,207,534

The accompanying notes are an integral part of these consolidated financial statements.

The Company’s consolidated statements of income are presented disclosing expenses by function. The consolidated statements of income disclosing expenses presented by nature are in Note 34 (c).

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Profit for the year	68,711	59,237	78,745	1,444.3
Other comprehensive income/(loss), net of tax:
Exchange differences on translation of foreign operations	807	5,053	(3,631)	(66.6)
(Loss)/gain on available-for-sale financial investments	(129)	1,337	(1,369)	(25.1)
Cash flow hedges*#	(97)	(454)	499	9.2
Share in other comprehensive income/(loss) of associate	340	(1,249)	866	15.9

Total other comprehensive income/(loss) for the year, net of tax	921	4,687	(3,635)	(66.6)

Total comprehensive income	69,632	63,924	75,110	1,377.7

Total comprehensive income attributable to:
Equity holders of the parent	49,727	43,581	50,664	929.3
Non-controlling interests	19,905	20,343	24,446	448.4

	69,632	63,924	75,110	1,377.7

*	Refer to Note 7 for tax related to each component of other comprehensive income/(loss)
#	Refer to Note 34(a) for amounts reclassified into profit for the year out of other comprehensive income/(loss)

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		As at March 31,
		2012	2013	2013
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment	8	379,517	421,626	7,733.4
Intangible assets	9	12,657	17,317	317.6
Leasehold land prepayments		1,716	1,807	33.2
Deferred tax assets	7	—	162	3.0
Financial asset investments	11(a)	9,620	100	1.8
Other non-current assets	12	41,562	30,936	567.4

Total non-current assets		445,072	471,948	8,656.4

Current assets
Inventories	13	45,711	71,294	1,307.7
Current tax assets		618	1,120	20.5
Trade and other receivables	14	117,445	158,670	2,910.3
Financial asset investments	11(a)	—	1,100	20.2
Short-term investments	15	216,283	236,981	4,346.7
Derivative financial assets	25	517	351	6.4
Restricted cash and cash equivalents	16	59	63	1.2
Cash and cash equivalents	17	17,173	14,357	263.3

Total current assets		397,806	483,936	8,876.3
Assets held for sale	18	11	—	—

Total assets		842,889	955,884	17,532.7

LIABILITIES
Current liabilities
Short-term borrowings	19	53,983	26,287	482.1
Acceptances	20	28,471	60,254	1,105.2
Trade and other payables	21	73,724	86,802	1,592.1
Derivative financial liabilities	25	606	945	17.3
Provisions	22	802	664	12.2
Current tax liabilities		539	3,153	57.8

Total current liabilities		158,125	178,105	3,266.7

Net current assets		239,681	305,831	5,609.6

Non-current liabilities
Long-term borrowings	19	74,490	106,232	1,948.5
Deferred tax liabilities	7	24,920	16,797	308.1
Retirement benefits	24	1,696	1,903	34.9
Provisions	22	7,208	7,745	142.1
Other non-current liabilities	23	5,265	10,357	190.0

Total non-current liabilities		113,579	143,034	2,623.6

Total liabilities		271,704	321,139	5,890.3

Net assets		571,185	634,745	11,642.4

EQUITY
Share capital	27	3,361	3,361	61.6
Securities premium		181,117	181,117	3,322.0
Other components of equity		7,080	3,815	70.0
Retained earnings		253,919	300,616	5,513.9

Equity attributable to equity holders of the parent		445,477	488,909	8,967.5

Non-controlling interests		125,708	145,836	2,674.9

Total equity		571,185	634,745	11,642.4

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Cash flows from operating activities
Profit before tax	87,521	79,314	94,300	1,729.6
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation and amortization	12,422	25,103	26,035	477.5
Provision for doubtful debts/advances	26	115	(9)	(0.2)
Fair value gain on financial assets held for trading	(4,185)	(9,760)	(11,415)	(209.4)
Gain on sale of financial asset investments	—	—	(770)	(14.1)
Profit on sale of fixed asset, net	(257)	(50)	339	6.2
Share in loss of associate	3,082	8,767	7,736	141.9
Exchange loss/(gains), net	(2,232)	9,474	6,388	117.2
Gain on fair valuation of conversion option	(3,206)	(2,455)	(299)	(5.4)
Interest and dividend income	(16,917)	(19,050)	(24,508)	(449.6)
Interest expense	2,693	7,178	9,622	176.5
Changes in assets and liabilities:
(Increase)/ decrease in trade and other receivables	(8,528)	1,457	3,505	64.3
(Increase)/ decrease in inventories	(17,584)	6,953	(25,863)	(474.3)
Decrease /(increase) in other current and non-current assets	(1,244)	4,543	8,536	156.6
Increase/(Decrease) in trade and other payable	31,977	(8,008)	5,832	107.0
(Decrease)/increase in other current and non-current liabilities	(5,519)	(10,069)	(8,073)	(148.1)
Proceeds from short-term investments	1,263,809	739,051	647,132	11,869.6
Purchases of short-term investments	(1,206,419)	(747,043)	(640,932)	(11,755.9)

Cash generated from operations	135,439	85,520	97,556	1,789.4
Interest paid	(4,375)	(9,653)	(13,028)	(239.0)
Interest received	9,769	14,949	10,420	191.1
Dividends received	4,320	1,013	583	10.7
Income tax paid	(17,624)	(24,831)	(21,577)	(395.7)

Net cash from operating activities	127,529	66,998	73,954	1,356.5

Cash flows from investing activities
Purchases of property, plant and equipment	(50,016)	(67,670)	(57,636)	(1,057.1)
Proceeds from sale of property, plant and equipment	554	524	89	1.6
Loans repaid by related parties	79,556	1,064	9,609	176.2
Loans to related parties	(56,581)	(27,369)	(41,861)	(767.8)

Proceeds from short-term deposits	58,307	87,607	64,824	1,189.0
Purchases of short-term deposits	(106,877)	(82,119)	(76,726)	(1,407.3)
Proceed from sale of Hudbay shares	—	—	8,201	150.4
Acquisition of zinc international business (net of cash acquired)[1]	(53,526)	—	—	—
Refund of purchase consideration in BMM acquisition	—	436	—	—
Purchase of investment [2]	—	(7,158)	—	—
Net changes in restricted cash and cash equivalents	21	(20)	(4)	(0.1)

Net cash used in investing activities	(128,562)	(94,705)	(93,504)	(1,715.1)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	1,692	1,686	3,254	59.7
Proceeds from acceptances	35,043	158,993	183,319	3,362.4
Repayment of acceptances	(39,719)	(157,761)	(153,360)	(2,812.9)
Proceeds from other short-term borrowings	30,171	113,717	114,558	2,101.2
Repayment of other short-term borrowings	(15,000)	(99,756)	(134,155)	(2,460.7)
Proceeds from long-term borrowings	17,129	32,147	23,449	430.1
Repayment of long-term borrowings	(8,823)	(8,578)	(9,160)	(168.0)
Loan from related party	15,738	—	—	—
Loan repaid to related party	(10,838)	(5,202)	—	—
Deemed dividend [2]	—	(616)	—	—
Payment of dividends to equity holders of the parent, including dividend tax	(3,674)	(7,658)	(7,198)	(132.0)
Payment of dividends to non-controlling interests, including dividend tax	(1,069)	(4,338)	(4,306)	(79.0)

Net cash provided by financing activities	20,650	22,634	16,401	300.8

Effect of exchange rate changes on cash and cash equivalents	(151)	759	333	6.1
Net (decrease)/increase in cash and cash equivalents	19,466	(4,314)	(2,816)	(51.7)
Cash and cash equivalents at the beginning of the year	2,021	21,487	17,173	315.0
Cash and cash equivalents at the end of the year[3]	21,487	17,173	14,357	263.3

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	21,660	27,500	38,910	713.7
Conversion of short term loans into 9% cumulative redeemable preference shares to associate	—	30,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1	In financial year 2010-11 payments for acquisition of zinc international business includes an amount of Rs 3,972 million paid towards settlement of shareholder’s loan acquired as a part of BMM acquisition.
2	Refer note 11(b).
3	for composition refer Note 17.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available- for-sale financial investments	Cash flow hedges	Retained earnings	Total	Non- controlling interests	Total
Balance as at April 1, 2010	1,681	182,797	896	326	1,501	177,971	365,172	86,816	451,988
Profit for the year	—	—	—	—	—	48,898	48,898	19,813	68,711
Exchange differences on translation of foreign operations	—	—	714	—	—	—	714	93	807
Movement in available-for-sale financial investments	—	—	—	(129)	—	—	(129)	—	(129)
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	(96)	—	(96)	(1)	(97)
Share in other comprehensive income of associate	—	—	—	—	340	—	340	—	340

Total comprehensive income for the year	—	—	714	(129)	244	48,898	49,727	19,905	69,632

Bonus shares issued	1,680	(1,680)	—	—	—	—	—	—	—
Non-controlling interest on acquisition	—	—	—	—	—	—	—	4,051	4,051
Adjustment for amount transferred to initial carrying amount of property, plant and equipment, net of tax	—	—	—	—	(1,055)	—	(1,055)	—	(1,055)
Dividend paid including tax on dividend	—	—	—	—	—	(3,674)	(3,674)	(1,069)	(4,743)

Balance as at March 31, 2011	3,361	181,117	1,610	197	690	223,195	410,170	109,703	519,873

Balance as at April 1, 2011	3,361	181,117	1,610	197	690	223,195	410,170	109,703	519,873
Profit for the year	—	—				38,998	38,998	20,239	59,237
Exchange differences on translation of foreign operations	—	—	4,959	—	—	—	4,959	94	5,053
Movement in available-for-sale financial investments	—	—	—	1,337	—	—	1,337	—	1,337
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	(464)	—	(464)	10	(454)
Share in other comprehensive income of associate	—	—	—	—	(1,249)	—	(1,249)	—	(1,249)

Total comprehensive income for the year	—	—	4,959	1,337	(1,713)	38,998	43,581	20,343	63,924

Deemed dividend**	—	—	—	—	—	(616)	(616)	—	(616)
Dividend paid including tax on dividend	—	—	—	—	—	(7,658)	(7,658)	(4,338)	(11,996)

Balance as at March 31, 2012	3,361	181,117	6,569	1,534	(1,023)	253,919	445,477	125,708	571,185

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earning	Total	Non- controlling interests	Total
Balance as at April 1, 2012	3,361	181,117	6,569	1,534	(1,023)	253,919	445,477	125,708	571,185
Profit for the year	—	—	—	—	—	53,895	53,895	24,850	78,745
Exchange differences on translation of foreign operations	—	—	(3,095)	—	—	—	(3,095)	(536)	(3,631)
Movement in available-for-sale financial investments	—	—	—	(640)	—	—	(640)	41	(599)
Reclassified to income statement**	—	—	—	(770)	—	—	(770)	—	(770)
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	408	—	408	91	499
Share in other comprehensive income of associate	—	—	—	—	866	—	866	—	866

Total comprehensive income for the year	—	—	(3,095)	(1,410)	1,274	53,895	50,664	24,446	75,110

Adjustment for amount transferred to initial carrying amount of property, plant and equipment, net of tax	—	—	—	—	(34)	—	(34)	(12)	(46)
Dividend paid including tax on dividend	—	—	—	—	—	(7,198)	(7,198)	(4,306)	(11,504)

Balance as at March 31, 2013	3,361	181,117	3,474	124	217	300,616	488,909	145,836	634,745

Balance as at March 31, 2013 (in US dollars in millions)	61.6	3,322.0	63.7	2.3	4.0	5,513.9	8,967.5	2,674.9	11,642.4

*	Refer to Note 7 for taxes related to each component of the consolidated statements of comprehensive income
#	Refer to Note 34(a) for amount reclassified to the consolidated statements of income from consolidated statements of comprehensive income
**	Refer to Note 11(b) for financial assets investments

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Company overview

Sterlite Industries (India) Limited (“SIIL”) and its consolidated subsidiaries (collectively, the “Company” or “Sterlite”) are principally engaged in non-ferrous metals and mining in India, Australia, Namibia, South Africa and Ireland. The Company is also in the business of commercial power generation and port operations in India. SIIL was incorporated on September 8, 1975 under the laws of the Republic of India and has its registered office at Tuticorin, Tamilnadu. SIIL’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, SIIL completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of an additional 131,906,011 ADSs, each currently representing four equity shares, which are listed on the New York Stock Exchange.

These consolidated annual financial statements were authorized for issue by SIIL’s board of directors on July 30, 2013.

SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 54.64% of SIIL’s equity as at March 31, 2013.

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZE in the UAE.

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2013. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh were suspended during the last quarter of fiscal 2012.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Company has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at March 31, 2013.

The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51.0% interest as at March 31, 2013. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Company’s power business comprises Sterlite Energy Limited (“SEL”) and Talwandi Sabo Power Limited (“TSPL”) which are engaged in the power generation business in India. SEL completed construction of its 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility in the State of Orissa in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. Power business also include the 274 MW of wind power plants commissioned by HZL and 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009.

The Company’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) and Paradip Multi Cargo Berth Private Limited (“PMCBPL”), in which the Company owns a 74% interest in each. Vizag port project includes mechanisation of coal handling facilities and up gradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013. Pursuant to the delay in statutory clearances, Paradip Multi Cargo Berth project is not being pursued.

The Company owns a 29.5% non-controlling interest in Vedanta Aluminium Limited (“Vedanta Aluminium”), a 70.5% owned subsidiary of Vedanta. Vedanta Aluminium is primarily engaged in production of aluminium at Jharsuguda, in the State of Orissa. Vedanta Aluminium’s operations include a smelter, refinery and captive power plant in the State of Orissa. Vedanta Aluminum is also setting up another aluminium smelter and alumina refinery which is currently on hold.

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

Convenience translation

The consolidated financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2013 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 54.52 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2013. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

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

Investment in associates is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value is adjusted to reflect the Company’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of income and consolidated statements of comprehensive income include the Company’s share of associate’s results, except where the associate is generating losses, share of such losses in excess of the Company’s interest in that associate are not recognized. Losses recognised under the equity method in excess of the Company’s investment in ordinary shares are applied to the other components of the Company’s interest that forms part of Company’s net investment in the associate in the reverse order of their seniority (i.e. priority in liquidation).

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

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers/at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

When the Company acts as a port operator, revenues and costs relating to each construction contract of service concession arrangements are recognised over the period of each arrangement only to the extent of costs incurred that are probable of recovery. Revenues and costs relating to operating phase of the port contract are measured at the fair value of the consideration received or receivable for the services provided.

Revenue from rendering of services is recognised on the basis of work performed.

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

Excess of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the consolidated statements of income in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

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

Acquisition expenses are charged to consolidated statements of income in line with IFRS 3.

E (a) Property, plant and equipment

(i). Mining properties

The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc. is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortised on a unit of production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

Stripping costs/secondary development expenditure incurred during the production stage of operations of an ore body is charged to the consolidated statements of income immediately.

In circumstances where a property is abandoned, the cumulative capitalised costs relating to the property are written off in the same period.

Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

(ii). Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the consolidated statements of income in the period in which the costs are incurred. Major inspection and overhaul expenditure is capitalised.

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

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the consolidated statements of income if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

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

Intangible assets arising out of service concession arrangements are accounted for as intangible assets where the Company has a contractual right to charge users of services when the projects are completed and is measured at the cost of such construction services completed. Such assets are amortised on straight line basis over the balance of licence period.

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

(a). Financial asset investments

Financial asset investments are classified as available-for-sale and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in the consolidated statements of comprehensive income. Upon disposal or impairment of the investments, the gains and losses in other comprehensive income are reclassified into the consolidated statements of income.

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

Short-term marketable securities are categorized as held for trading and are initially recognised at fair value with any gains or losses arising on remeasurement recognised in the consolidated statements of income.

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

Amortised cost is calculated by taking into account the finance charges, including premiums payable on settlement or redemption and direct issue costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the consolidated statements of income. The unamortised portion is classified with the carrying amount of debt.

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

Subsequent to initial recognition, the liability component is measured at amortised cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in consolidated statements of income. The conversion option is presented together with the related liability.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of income. The cumulative gain or loss previously recognized in the consolidated statements of comprehensive income remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in the consolidated statements of comprehensive income is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in the consolidated statements of comprehensive income is transferred to consolidated statements of income in the same period that the hedged item affects profit or loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in the consolidated statements of comprehensive income is transferred to consolidated statements of income.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in the consolidated statements of comprehensive income as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognized in other income/expense in current earnings during the period of change. Under a hedge of a net investment, the cumulative gain or loss remains in the consolidated statements of comprehensive income when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the Company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the consolidated statements of income as part of the profit on disposal when the net investment in the foreign operation is disposed.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the consolidated statements of income immediately.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated statements of income.

H. Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

I. Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short-term investments is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the year.

All other borrowing costs are recognized in the consolidated statements of income in the year in which they are incurred.

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

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the consolidated statements of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in the consolidated statements of comprehensive income is transferred to the consolidated statements of income on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the consolidated statements of income. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in the consolidated statements of comprehensive income.

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

Impairment losses are recognized in the consolidated statements of income. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

K. Government grants

Government grants are not recognised until there is a reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Government grants relating to tangible fixed assets are treated as deferred income and released to the consolidated statements of income over the expected useful lives of the assets concerned. Other grants are credited to the consolidated statements of income as and when the related expenditure is incurred.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income is recognised in the consolidated statements of comprehensive income and not in the consolidated statements of income.

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

N. Retirement benefit schemes

The Company operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end.

Actuarial gains and losses arising in the year are recognised in full in the consolidated statements of income for the year. For defined contribution schemes, the amount charged to the consolidated statements of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.

O. Share based payments

SIIL does not have any outstanding share based payments. Vedanta offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of SIIL and its subsidiaries. Vedanta recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the consolidated statements of income.

P. Provisions for liabilities and charges

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in the consolidated statements of income as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

Q. Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of income over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance and other cost in the consolidated statements of income.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the consolidated statements of income as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

R. Foreign currency translation

The functional currency for each entity in the Company is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is the local currency of the country in which it operates.

In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the consolidated statements of income except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales, which are recognized in the consolidated statements of comprehensive income.

For the purposes of the consolidated financial statements, items in the consolidated statements of income of those entities for which the Indian Rupees (functional currency of SIIL) is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related consolidated statements of financial position are translated at the rates as at the reporting date. Exchange differences arising on translation are recognised in the consolidated statements of comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the consolidated statements of income.

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

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

i.	Note 8 and 9, the accounting policy on property, plant and equipment- Mining reserve estimates and useful life of property, plant and equipment and intangible assets.

ii.	Accounting policy on impairment of assets:

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

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting the Company’s obligations at that time. A corresponding provision is created on the liability side. The capitalised asset is charged to the consolidated statements of income over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

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

vi.	Note 7 and accounting policy on taxation:

In preparing consolidated financial statements, the Company recognises income taxes in each of the jurisdictions in which it operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

vii.	Note 10 on investments in associate (also refer accounting policy on investment in associate):

The Ministry of Environment and Forests (“MOEF”) rejected the issue of the final stage forest clearance for Niyamgiri mining lease of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery of VAL. The Honourable Supreme Court vide its order dated April 18, 2013 has directed the State Government of Orissa to place unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha (Village council of Rayagada and Kalahandi districts of Orissa). The Gram Sabha will consider these claims within three months of the order, which is in process and communicate the same to MOEF through the State Government of Orissa. On conclusion of the proceedings before the Gram Sabha, the MOEF shall take a final decision for grant of final stage forest clearance for the Niyamgiri mining lease of OMC within two months thereafter.

In view of the temporary suspension of operations from December 5, 2012 and delay in approval for expansion of alumina refinery at Lanjigarh, the Company has reviewed the carrying value of its investments in Vedanta Aluminium for impairment, and has concluded that no impairment is currently considered necessary based on the assumptions set out below:

•

The State of Orissa has abundant bauxite resources and under the terms of the MOU with the Government of Orissa, management is confident that bauxite will be made available to Vedanta Aluminium in terms of the said MOU.

•

The State of Orissa has taken certain measures including reservation of areas for mining operations and undertaking prospecting, it has also constituted a Ministerial Committee for formulation of policy for supply of ores to Orissa based industries on long term basis.

•

On the continued operations and planned refinery expansion, management is confident that the conditions for construction of the alumina refinery will be fulfilled and expects the approval in due course.

•	VAL is also considering sourcing bauxite from alternate sources to support the existing and expanded refinery operations.

viii.	Impairment assessment of Tuticorin plant:

In response to various writ petitions filed in the year 1996-98 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order dated 28th September 2010 ordered the closure of the smelter at Tuticorin, The Company has filed Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court and the Honourable Supreme Court stayed the order of the High Court. The

Honourable Supreme Court in subsequent hearings directed Tamilnadu Pollution Control Board (‘TNPCB”) to issue directions to implement the improvement measures suggested by National Environmental Engineering Research Institute (“NEERI”), Central Pollution Control Board (“CPCB”) and TNPCB.

On April 2, 2013, the Honorable Supreme Court upheld the Company’s appeal filed in 2010 against the Madras High Court order for the Tuticorin smelter closure. The Company has complied with all the recommendations for improvements ordered by the Tamil Nadu Pollution Control Board. The Company has deposited Rs 1000 million ($18.3 million ) with the District Collector of Tuticorin as ordered by the Honorable Supreme Court, which will be used to improve the environment, including soil and water, in the vicinity of the plant. The compensation ordered by the Supreme Court has been recognized in the financial statements during the year as part of the administration expenses.

Following a few public complaints against emissions, the TNPCB ordered closure of the Tuticorin Copper Smelter on March 29, 2013. On April 1, 2013 the Company filed a petition in the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations subject to certain conditions. The Company recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the NGT ruled on July 15, 2013 that the copper smelter could remain open and reserved its order. The NGT has also directed the company to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. However, the TNPCB filed a notice of appeal against the interim order of the NGT. The next date of hearing is fixed on August 5, 2013.

In view of the above, management is confident that the unit will be permitted to continue operations and accordingly concluded that no impairment of the asset is required.

U. Recently issued accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 1 “Presentation of Financial Statements” the amendment requires entities to separate the items presented in OCI into two groups, based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for annual periods beginning on or after July 1, 2012. The Company has evaluated the requirements of IAS 1 (amended) and does not believe that the adoption of IAS 1 (amended) will have a material effect on its consolidated financial statements.

IAS 19 “Employee benefits” the amendments make important improvements by eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), enhancing the disclosure requirements for defined benefit plans. IAS 19 is applicable retrospective basis from the financial year beginning on or after January 1, 2013. Earlier application is permitted. The Company has evaluated the requirements of IAS 19 (amended) and these requirements are not expected to have a material impact on the consolidated financial statements

IAS 32 “Financial Instruments: Presentation” requires an entity to offset a financial asset and financial liability only when the entity currently has a legally enforceable right of set-off and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The amendments clarify that the right of set-off must be available today and legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact, if any; the adoption of the amendment will have on the Company’s consolidated financial statements.

IAS 39 was amended to provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. Similar relief will be included in IFRS 9 Financial Instruments. The amendment is effective for annual periods beginning on or after January 1, 2014. An entity shall apply those amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. The Company is currently evaluating the impact, if any; the adoption of the amendment will have on the Company’s consolidated financial statements.

IFRS 7 was amended in December 2011 disclosure relating to offsetting financial assets and financial liabilities. The effect of the amendments were to provide (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analysing and comparing financial statements prepared in accordance with IFRSs and US GAAP. The amendments issued in December 2011 are effective for annual periods beginning on or after January 1, 2013. Early application is permitted. The Company has evaluated the requirements of IFRS 7 (amended), and as it relates to disclosures, these requirements are not expected to have a material impact on the consolidated financial statements.

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

IFRS 10 “Consolidated Financial Statements” establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes the requirements relating to consolidated financial statement in IAS 27—“Consolidated and Separate Financial Statement” (amended 2008) and also supersedes SIC 12, “Consolidation – Special Purpose Entities”. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company has evaluated the requirements of IFRS 10 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 11 “Joint Arrangements” classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. IFRS 11 supersedes IAS 31 – “Interest in Joint Ventures” (amended 2008) and SIC 13 – “Jointly Controlled Entities – Non Monetary Contribution by Ventures”. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company has evaluated the requirements of IFRS 11 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 replaces disclosure requirements in IAS 27 – “Consolidated and Separate Financial Statements” (amended 2008), IAS 28 – “Investment in Associates” and IAS 31 – “Interest in Joint Ventures” (amended 2008). The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company has evaluated the requirements of IFRS 12 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRS 13 “Fair value measurement” defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company has evaluated the requirements of IFRS 13 and these requirements are not expected to have a material impact on the consolidated financial statements.

IFRIC 20 which specifies the accounting for stripping costs. Stripping costs that relate to inventory produced should be accounted for as current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to or enhancement of an existing asset. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and earlier application is permitted. The Company is currently evaluating the impact that would arise on adoption of IFRIC 20 on the consolidated financial statements.

IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation covers the accounting for outflows imposed on entities by governments (including government agencies and similar bodies) in accordance with laws and/or regulations. However, it does not include income taxes (see IAS 12 Income Taxes), fines and other penalties, liabilities arising from emissions trading schemes and outflows within the scope of other Standards. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Initial application is in accordance with the requirements of IAS 8 Accounting Policies, Changes in Estimates and Errors, i.e. the requirements are applied on a retrospective basis. The Company is currently evaluating the impact, if any; the adoption of the standard will have on the Company’s consolidated financial statements.

4. Revenue

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(USD dollars in millions)
Revenue, gross of excise duty	320,946	431,432	477,751	8,762.8
Less: excise duty	(18,474)	(19,369)	(25,201)	(462.2)

Revenue, net of excise duty	302,472	412,063	452,550	8,300.6

Below table summaries revenue of the Company from its primary products for the year ended March 31, 2011, 2012 and 2013:

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Copper cathode	54,452	83,954	109,796	2,013.9
Copper rods	83,383	83,225	89,053	1,633.4
Zinc metal	85,788	103,054	101,498	1,861.7
Lead metal	7,284	11,782	16,904	310.0
Silver metal	5,436	11,320	21,016	385.5
Zinc and lead mined metal	11,286	26,524	31,569	579.0
Aluminium - ingot	3,142	921	1,044	19.1
Aluminium - rods	20,221	22,831	26,479	485.7
Aluminium - rolled products	8,727	9,675	9,634	176.7
Power	7,282	24,333	30,800	564.9
Others	33,945	53,813	39,958	732.9

Revenue - gross of excise duty	320,946	431,432	477,751	8,762.8

Less: Excise Duty	(18,474)	(19,369)	(25,201)	(462.2)

Revenue - net of excise duty	302,472	412,063	452,550	8,300.6

5. Investment and other income

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Dividend income on financial assets held for trading	4,320	1,013	486	8.9
Dividend income on financial asset investments	—	—	85	1.6
Fair value gain on financial assets held for trading	4,185	9,760	11,415	209.4
Interest income on bank deposits	4,962	7,749	9,442	173.2
Interest income on loans and receivables	7,760	10,448	13,886	254.7
Gain on sale of financial asset investments(1)	—	—	770	14.1
Foreign exchange gain	788	18	667	12.2
Capitalisation of interest income(2)	(82)	(159)	(58)	(1.1)

	21,933	28,829	36,693	673.0

Notes:

(1)	Refer note 11(b).
(2)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

6. Finance and other costs

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Interest on borrowings other than convertible notes(1)	2,783	7,788	10,515	192.8
Interest on convertible notes(1)	2,124	2,377	2,902	53.2
Bank charges	628	981	535	9.8
Unwinding of discount on provisions	52	168	184	3.4
Gain on fair valuation of conversion option	(3,206)	(2,455)	(299)	(5.4)
Foreign exchange (gain)/loss on foreign currency borrowings	(746)	10,055	5,648	103.6
Other	374	(225)	327	6.0
Capitalisation of borrowing costs(2)	(3,105)	(6,647)	(8,629)	(158.3)

	(1,096)	12,042	11,183	205.1

Notes:

(1)	Finance costs include Rs. 4,907 million, Rs. 10,165 million and Rs. 13,417 million ($246.0 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the year ended March 31, 2011, 2012 and 2013 respectively.
(2)	Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The capitalisation rate relating to general borrowings was approximately 12.71% for the year ended March 31, 2011, 2012 and 2013.

7. Income tax expense

Overview of the Indian direct tax regime

Indian companies are subject to Indian income tax on a standalone basis. Each entity is assessed for tax on taxable profits determined for each fiscal year beginning on April 1 and ending on March 31. For each fiscal year, a company’s profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the fiscal year 2012-13 was 32.45% and for the fiscal year 2013-14 will be 33.99%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the fiscal year 2012-13 was chargeable at 18.50% plus a surcharge and education cess. The combined Indian statutory tax rate of MAT for the fiscal year 2012-13 was 20.01% and for the fiscal year 2013-14 will be 20.96%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of ten years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.

Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court.

There are various tax exemptions or tax holidays available to companies in India. The most important to the Company are:

•

The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated area at India can benefit from a tax holiday. A typical tax holiday would exempt 100% of the profits from the undertaking for five years, and 30% for five years thereafter.

•

The power plants’ exemption — Profits on newly constructed power plants are eligible for a tax holiday. A typical holiday would exempt 100% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company. This exemption is available only for units established prior to March 31, 2014

•

Wind power plant’s exemption — Profits are exempt from income tax for any continuous block of 10 years in the first 15 years of operations. This exemption is available only for units established prior to March 31, 2014. Renewable energy devices being windmills installed on or before March 31, 2012 are eligible for accelerated depreciation at 80%. However, units that have opted for generation based incentive are not eligible for the said accelerated depreciation.

The total effect of such tax holidays were Rs. 10,942 million (impact on basic EPS Rs. 3.3), Rs. 7,375 million (impact on basic EPS Rs. 2.19), and Rs. 14,481 million ($265.6 million) (impact on basic EPS Rs. 4.3) ($ 0.1) for the years ended March 31, 2011, 2012 and 2013 respectively.

Business losses in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. Unabsorbed depreciation can be carried forward for an indefinite period.

Losses arising out of transfer of capital assets in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. The carried forward long term capital losses can be set-off only against long term capital gains. Short term capital losses can be set off only against capital gains (which can be either long term or short term capital gain)

The major components of income tax expense for the year ended March 31, 2011, 2012 and 2013 are indicated below:

(a) Consolidated statements of income

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current tax:
Current tax on profit for the year	18,325	23,673	23,204	425.6
Charge/ (credit) in respect of current tax for earlier years	60	(447)	227	4.2

Total current tax	18,385	23,226	23,431	429.8

Deferred tax:
Origination and reversal of temporary differences	890	(3,149)	(7,876)	(144.5)
Reduction in tax rate	(465)	—	—	—

Total deferred tax	425	(3,149)	(7,876)	(144.5)

Tax expense for the year	18,810	20,077	15,555	285.3
Effective income tax rate (%)	21.5%	25.3%	16.5%	16.5%

(b) Consolidated statements of comprehensive income

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Deferred tax (credit)/charge on:
-cash flow hedges	110	(130)	111	2.0
- reclassification adjustments on cash flow hedges	(174)	(110)	130	2.4

	(64)	(240)	241	4.4

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory income tax rate to recognised income tax expense for the year indicated are as follows:

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Accounting profit before tax	87,521	79,314	94,300	1,729.6
Statutory income tax rate	33.22%	32.45%	32.45%	32.45%
Tax at Indian statutory income tax rate	29,074	25,737	30,600	561.3
Disallowable expenses	477	115	187	3.4
Non-taxable income	(2,012)	(1,575)	(3,829)	(70.2)
Tax holidays and similar exemptions	(10,942)	(7,375)	(14,481)	(265.6)
Change in deferred tax balances due to the change in Indian income tax rates from 33.22% to 32.45% for 2011	(465)	—	—	—
Effect of tax rates differences of subsidiaries operating in other jurisdictions	(104)	(1,235)	(649)	(11.9)
Dividend distribution tax	728	1,068	1,686	30.9
Unrecognised MAT credit	1,145	668	600	11.0
Charge/(credit) in respect of previous years	60	(447)	227	4.2
Utilisation of tax losses	(131)	—	(944)	(17.3)
Tax effect on share of loss of associate	1,024	2,845	2,510	46.0
Other	(44)	276	(352)	(6.5)

	18,810	20,077	15,555	285.3

There are certain income-tax related legal proceedings which are pending against the Company. Potential liabilities, if any have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.

Deferred tax assets/liabilities

The Company has recognised significant amounts of deferred tax. The majority of the deferred tax liabilities represent accelerated tax relief for the depreciation of property plant and equipment and the depreciation on mining reserves.

Significant components of deferred tax assets/liabilities recognized in the consolidated statements of financial position are as follows:

For the year ended March 31, 2011 :
Significant components of deferred tax liabilities/(assets)	Opening balance as at April 1, 2010	Acquisition through business combination	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2011
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Intangible assets	—	3,400	—	—	77	3,477
Property, plant and equipment	17,948	6,260	911	—	65	25,184
Voluntary retirement scheme	(7)	—	(62)	—	—	(69)
Employee benefits	(308)	—	(68)	—	(2)	(378)
Fair value of derivative assets/ liabilities	173	—	1,442	(64)	—	1,551
Fair valuation of other assets/liabilities	294	—	770	—	(12)	1,052
MAT credits entitlement	(93)	—	(3,134)	—	—	(3,227)
Other temporary differences	(52)	(107)	566	—	1	408

Total	17,955	9,553	425	(64)	129	27,998

For the year ended March 31, 2012:

	Opening balance as at April 1, 2011	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2012
Significant components of deferred tax liabilities/(assets)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Intangible assets	3,477	—	—	66	3,543
Property, plant and equipment	25,184	(101)	—	273	25,356
Voluntary retirement scheme	(69)	(271)	—	(2)	(342)
Employee benefits	(378)	(62)	—	—	(440)
Fair value of Derivative assets/ liabilities	1,551	(782)	(240)	—	529
Fair valuation of other assets/liabilities	1,052	(66)	—	(1)	985
MAT credits entitlement	(3,227)	(1,343)	—	—	(4,570)
Other temporary differences	408	(524)	—	(25)	(141)

Total	27,998	(3,149)	(240)	311	24,920

For the year ended March 31, 2013:

	Opening balance as at April 1, 2012	Charged/ (credited) to Statement of income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2013	Total as at March 31, 2013
Significant components of deferred tax liabilities/(assets)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Intangible assets	3,543	149	—	(408)	3284	60.2
Property, plant and equipment	25,356	5,136	—	(276)	30,216	554.2
Carry forward tax losses	—	(4,592)	—	12	(4,580)	(84.0)
Voluntary Retirement Scheme	(342)	6	—	11	(325)	(6.0)
Employee benefits	(440)	(134)	—	(1)	(575)	(10.5)
Fair value of derivative assets/ liabilities	529	(776)	241	—	(6)	(0.1)
Fair valuation of other assets/liabilities	985	576	—	(1)	1,560	28.6
MAT credits entitlement	(4,570)	(7,879)	—	—	(12,449)	(228.3)
Other temporary differences	(141)	(362)	—	13	(490)	(9.0)

Total	24,920	(7,876)	241	(650)	16,635	305.1

Deferred tax assets and liabilities have been offset where they arise in the same legal entity and taxing jurisdiction but not otherwise.

Deferred tax assets on carry forward unused tax losses have been recognised to the extent of deferred tax liabilities on taxable temporary differences available. It is expected that any reversals of the deferred tax liability would be offset against the reversal of the deferred tax asset at respective entities.

Unused tax losses for which no deferred tax asset is recognized amount to Rs. 17,242 million and Rs 17,724 million ($ 325.1 million) as at March 31, 2012 and March 31, 2013 respectively. The unused tax losses as at March 31, 2013 expire, if unutilized, based on the year of origination as follows:

Nature of unutilised tax losses	Financial year of expiry	2013	2013
		(Rs. in millions)	(US dollar in millions)
Business losses
- Skorpion	No expiry limit	558	10.2
- TSPL	FY 2018-19 to 2020-21	396	7.3
Depreciation losses
- SEL	No expiry limit	11,072	203.1
- VGCB	No expiry limit	115	2.1
Long term capital losses
- SIIL	FY 2018-19 to 2019-20	1,755	32.2
- HZL	FY 2018-19 to 2019-20	3,828	70.2

		17,724	325.1

The Company had unused MAT credit amounting to Rs. 4,109 million and Rs. 4,674 million ($ 85.7 million) as at March 31, 2012 and 2013 respectively. Such tax credits have not been recognised on the basis that recovery is not sufficiently certain in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

Financial year ending March 31,	(Rs. in millions)	(US dollar in millions)
2016	198	3.6
2017	1,036	19.0
2018	137	2.5
2019	520	9.6
2020	517	9.5
2021	1,033	18.9
2022	633	11.6
2023	600	11.0

The Company has not recognised a deferred tax asset on its share of losses in the associate company amounting to Rs. 13,768 million and Rs. 20,638 million ($ 378.5 million) as at March 31, 2012 and March 31, 2013 respectively. The deferred tax asset is not recognised on the basis that its recovery is not sufficiently certain in the foreseeable future.

As at March 31, 2012 and 2013, the Company has not recognised any deferred tax liabilities for taxes that would be payable on the Company’s share in unremitted earnings of certain of its subsidiaries because the Company controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings was Rs. 239,198 million and Rs. 280,064 million ($ 5136.9 million) respectively as at March 31, 2012 and 2013.

8. Property, plant and equipment

	Mining property	Land and building	Plant and equipment	Motor vehicles	Office equipment and fixtures	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollar in millions)
Cost
April 01, 2011	42,441	29,074	201,644	979	3,046	277,184
Additions	1,026	6,492	47,687	328	415	55,948
Disposals	—	(36)	(1,054)	(71)	(31)	(1,192)
Foreign exchange	2,516	226	1,238	97	8	4,085

March 31, 2012	45,983	35,756	249,515	1,333	3,438	336,025	6,163.3

Additions	1,066	2,875	28,724	205	257	33,127	607.6
Disposals	—	—	(612)	(52)	(17)	(681)	(12.5)
Foreign exchange	(597)	(594)	(2,402)	50	(6)	(3,549)	(65.1)

March 31, 2013	46,452	38,037	275,225	1,536	3,672	364,922	6,693.3

Accumulated depreciation and impairment
April 01, 2011	13,101	4,090	56,623	172	1,503	75,489
Charge for the year	4,966	1,907	17,868	172	190	25,103
Disposals	—	(7)	(634)	(51)	(26)	(718)
Foreign exchange	1,092	46	642	11	2	1,793

March 31, 2012	19,159	6,036	74,499	304	1,669	101,667	1,864.8

Charge for the year	8,592	1,791	15,132	274	224	26,013	477.1
Disposals	—	(2)	(217)	(26)	(8)	(252)	(4.6)
Foreign exchange	63	(227)	(724)	5	(2)	(886)	(16.3)

March 31, 2013	27,814	7,598	88,690	557	1,883	126,542	2,321.0

March 31, 2012	26,824	29,720	175,016	1,029	1,769	234,358
Assets under construction						145,159

Total						379,517

March 31, 2013	18,638	30,439	186,535	979	1,789	238,380	4,372.3
Assets under construction						183,246	3,361.1

Total						421,626	7,733.4

March 31, 2013 (US dollar in millions)	341.8	558.3	3,421.4	18.0	32.8

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 19 on “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 6,488 million and Rs. 8,571 million ($157.2 million) for the years ended March 31, 2012 and 2013, respectively.

Depreciation and amortisation charge for the year includes Rs 7 million ($0.1 million) capitalised as property, plant and equipment during the year.

9. Intangible assets

The intangible assets include the Gamsberg mine project which is in the exploration stage, port concession rights to operate a general cargo berth for handling coal at the outer harbor of the Visakhapatnam port on the east coast of India and software licences.

The movement in intangible assets during the year is as below:

	Gamsberg mine project	Port concession rights(1)	Software licence	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollar in millions)
Cost
April 01, 2011	12,419	—	—	12,419
Foreign exchange	238	—	—	238

March 31, 2012	12,657	—	—	12,657	232.2

Additions	—	5,875	275	6,150	112.8
Foreign exchange	(1,461)	—	—	(1,461)	(26.8)

March 31, 2013	11,196	5,875	275	17,346	318.2

Accumulated depreciation and impairment
March 31, 2012	—	—	—	—	—
Charge for the year	—	10	19	29	0.5

March 31, 2013	—	10	19	29	0.5

Intangibles as at :

March 31, 2012	12,657	—	—	12,657

March 31, 2013	11,196	5,865	256	17,317	317.6

March 31, 2013 (US dollar in millions)	205.4	107.6	4.7

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle, was incorporated for the coal berth mechanization and up gradation at Visakhapatnam port. VGCB is owned by SIIL and Leighton Welspun Contractors Private Limited in the ratio of 74:26. The project is to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed on June 10, 2010. On October 8, 2010, VGCB was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. Visakhapatnam Port has provided, in lieu of license fee an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/project facilities and services. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth would be 10.18 mmtpa and that the Vishakhapatnam Port would be entitled to receive 38.10% share of the gross revenue as royalty. VGCB commenced operations in the fourth quarter of fiscal 2013. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per its tariff notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period. Intangible asset—port concession rights represents consideration for construction services. Revenue from construction contract of service concession arrangements on exchanging construction services for the port concession rights amounting to Rs. 2,402 million and Rs. 3,473 million ($63.7 million) have been recognised in the consolidated statements of income for the year ended March 31, 2012 and 2013, respectively.

10. Investment in associate

Vedanta Aluminium is a non public entity engaged in the production of metallurgical grade alumina and other aluminium products. Vedanta Aluminium caters to a wide spectrum of industries and has its presence in Jharsuguda and Lanjigarh, in the state of Orissa. The Company owns a 29.5% interest in Vedanta Aluminium. Vedanta owns the remaining 70.5% interest.

The Company has been recognising its share of losses in Vedanta Aluminum to the extent of its interest in the associate. Losses recognized under the equity method in excess of the Company’s equity investment have been applied to the Company’s investment in preference shares of associate to the extent of Rs. 15,008 million ($275.3 million). Refer note 12.

The Company’s investment in Vedanta Aluminium consists of the following:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Equity investment	5,630	5,630	103.3
Less: share of losses of associate	(5,630)	(5,630)	(103.3)

Total	—	—	—

Summarized consolidated financial information in respect of Vedanta Aluminium is as follows:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current assets	33,320	20,191	370.3
Non-current assets	282,382	288,685	5,295.1

Total assets	315,702	308,876	5,665.4

Current liabilities	137,394	150,771	2,765.4
Non-current liabilities	205,894	208,980	3,833.1

Total liabilities	343,288	359,751	6,598.5

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Total revenue	46,212	57,077	69,408	1,273.1
Operating profit/(loss)	133	(2,794)	865	15.9
Loss for the year	(10,446)	(29,718)	(26,223)	(481.0)
Share in consolidated loss of associate	(3,082)	(8,767)	(7,736)	(141.9)
Share in consolidated other comprehensive income/(loss) of associate, net of tax	340	(1,249)	866	15.9

11. Financial asset investments

(a)	Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements for the year ended March 31,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
As at April 01,,	1,233	9,620	176.4
Purchased during the year [refer Note (b) below]	7,158	—	—
Changes in fair value	1,337	(697)	(12.8)
Disposed during the year	—	(8,287)	(152.0)
Foreign exchange	(108)	564	10.4

As at March 31,	9,620	1,200	22.0

Available-for-sale financial assets consist of the following:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Quoted	8,636	100	1.8
Unquoted	984	1,100	20.2

	9,620	1,200	22.0

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current	—	1,100	20.2
Non-current	9,620	100	1.8

	9,620	1,200	22.0

Quoted investment represents investment in equity securities that present the Company with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active markets.

Unquoted investment represents an investment held by HZL in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited (APGPCL) that was held at cost in the previous year since the fair value of unquoted investment could not be reliably measured. On March 30, 2013 HZL had entered into a share purchase agreement with a buyer for sale of its entire equity investment in APGPCL for an aggregate consideration of Rs. 1,100 million ($20.2 million) subject to approval by the board of directors of APGPCL which occurred post year end. Consequently, these investment are held at fair value with the consequential gain on fair valuation aggregating to Rs. 116 million ($ 2.1 million) recognised to the consolidated statements of comprehensive income. The sale was concluded on April 10, 2013.

(b)	THL Zinc Holding BV, a wholly owned subsidiary of SIIL, during the previous year had acquired the entire ordinary share capital of Lakomasko BV for a consideration of $ 149.7 million from Vedanta Resources Holding Limited (VRHL). Consequently, Lakomasko BV became a subsidiary of SIIL. Lakomasko BV is a private investment company incorporated under the laws of the Netherlands. At the acquisition date, Lakomasko BV had no independent operations and held a single material asset namely 8.78% of the equity shares of Hudbay Minerals Inc., a company incorporated in Canada and listed on the New York and Canadian stock exchanges. Lakomasko BV accounted for this investment as an available-for-sale investment, with a fair value measurement basis. The carrying value at the acquisition date was $ 137.7 million (Rs. 7,158 million). The excess amount paid over the fair valuation of shares acquired amounting to $ 12.0 million (Rs. 616 million) was treated as deemed dividend and hence recognized in retained earnings during the year ended March 31, 2012. The Company’s investment in Hudbay Minerals Inc. was sold during the year for a consideration of $ 151.8 million (Rs 8,287 million) and the resultant gain amounting to $14.1 million (Rs. 770 million) has been reclassified from equity to consolidated statements of income and recognized within “Investment and other income” (refer note 5).

12. Other non-current assets

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Loans to associate (including investment in preference shares of associate)	36,890	38,522	706.6
Less: additional share of losses in associate	(8,138)	(15,008)	(275.3)
Loans to other related parties	2,558	—	—
Other non-current assets	10,252	7,422	136.1

	41,562	30,936	567.4

Other non-current assets include Rs. 4,434 million and Rs. 4,573 million ($ 83.9 million) held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure as at March 31, 2012 and 2013, respectively. Other non-current assets also include Rs. 570 million and Rs. 534 million ($9.8 million) as at March 31, 2012 and 2013 respectively which relates to an investment in a rehabilitation trust established to meet the cost of some of BMM’s decommissioning, restoration and environmental liabilities.

13. Inventories

Inventories consist of the following:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Raw materials and consumables	24,829	51,859	951.2
Work-in-progress	18,948	17,375	318.7
Finished goods	1,934	2,060	37.8

	45,711	71,294	1,307.7

Inventories with a carrying amount of Rs 33,794 million and Rs. 56,915 million ($1,043.9 million) have been pledged as security against certain bank borrowings of the Company as at March 31, 2012 and 2013, respectively.

14. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following for the year indicated:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Trade receivables	17,813	15,388	282.2
Other receivables from associate	4,937	13,053	239.4
Trade receivables from other related parties	503	840	15.4
Loans to associate	58,624	66,333	1,216.7
Loans to other related parties	16,900	46,239	848.1
Balance with Government authorities	10,299	6,350	116.5
Prepayments	878	1,538	28.2
Claims/refunds receivable	1,232	1,498	27.5
Advances for supplies	4,745	5,282	96.9
Other receivables	1,514	2,149	39.4

	117,445	158,670	2,910.3

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions for receivables from associate and other related parties, refer Note 33 on related party disclosure.

Trade receivables with a carrying value of Rs. 12,865 million and Rs.14,209 million ($260.6 million) have been given as collateral towards borrowings as at March 31, 2012 and 2013 respectively.

Allowances for trade and other receivables

The change in the allowance for trade and other receivables is as follows:

	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
As at April 01,	256	371	6.8
Allowance made during the year	158	6	0.1
Written off	(43)	(15)	(0.3)

As at March 31,	371	362	6.6

15. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Bank deposits	72,083	87,106	1,597.7
Other investments	144,200	149,875	2,749.0

	216,283	236,981	4,346.7

Other investments include mutual fund investments and bonds and are fair valued through the consolidated statements of income. Bank deposits are made for the periods of more than three months depending on the cash requirements of the Company and earn interest at the respective deposit rates.

The Company has pledged short-term investments of Rs. 67 million and Rs. 218 million ($4.0 million) as at March 31, 2012 and 2013 respectively, to secure certain banking facilities.

16. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks	59	63	1.2

	59	63	1.2

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures.

17. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks and in hand	6,799	8,896	163.2
Short-term deposits	10,374	5,461	100.1

	17,173	14,357	263.3

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

18. Assets held for sale

The Company had recognized assets amounting to Rs. 11 million as assets held for sale during the year ended March 31, 2012. Such assets related to the Company’s aluminum segment.

A description of the assets held for sale was as follows:

	As at March 31, 2012
	Gross Value	Accumulated depreciation and impairment	Carrying Value
	(Rs. in millions)
Building	31	29	2
Plant and machinery	174	165	9

Total	205	194	11

The relatively high cost of operation of BALCO’s Plant I 100,000 tpa smelter which used the Vertical Stud Soderberg (“VSS”) technology at Korba and the steep decline in LME prices made the existing operations at the smelter unviable. As such, operations at the smelter were phased out of production commencing in February 2009 and operations at the smelter ceased on June 5, 2009.

Consequently, the Company transferred Plant 1 smelter assets at Korba, the main receiving station and distribution system used in the above mentioned smelter, Fume treatment plant (“FTP”), Profile tube shop (“PTS”) and Bidhan Bagh Unit (“BBU”) to “Assets held for sale”. The Company obtained approval for dismantling and disposing of these assets from the appropriate level of management. The Company has sold these remaining assets having the carrying value of Rs. 11 million ($ 0.2 million) during the year. Gain on sale of these assets amounting to Rs. 1 million has been credited in the consolidated statements of income during the year.

19. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.

Short-term borrowings consist of:

As at March 31,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	41,327	19,647	360.3
Other	436	—	—
Current portion of long-term borrowings	12,220	6,640	121.8

Short-term and current portion of long term borrowings	53,983	26,287	482.1

Weighted average interest rate on short-term borrowings	7.2%	5.4%	5.4%

Long-term borrowings consist of:

As at March 31,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	43,917	47,341	868.3
Non-convertible debentures	20,582	40,543	743.6
Convertible notes	21,367	24,081	441.7
Other	844	907	16.7

Long-term borrowings	86,710	112,872	2,070.3
Less: Current portion of long-term borrowings	(12,220)	(6,640)	(121.8)

Long-term borrowings, net of current portion	74,490	106,232	1,948.5

Major borrowings are as follows:

Working capital loans

The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit, bank guarantees and bills discounting. Amounts due under working capital loans as of March 31, 2012 and March 31, 2013 were Rs. 4,969 million and Rs. 8,356 million ($153.2 million) respectively.

As of March 31, 2013, the working capital loan of Rs 8,356 million ($153.2 million) comprises the following:-

(a) At BALCO, Rs 1,748 million ($ 32.0 million) of a working capital loan and cash credit limit having weighted average interest at 10.10%. This working capital facility is secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

(b) At Fujairah Gold FZE , a US Dollar denominated loan facility of Rs. 2,444 million ($ 44.8 million) having interest rate based on the London Inter Bank Offer Rate or LIBOR, plus 160 basis points .This loan facility is secured against comfort letter issued by SIIL.

(c) At Sterlite, a US Dollar denominated bill discounting facility of Rs 4,164 million ($ 76.4 million). This is an unsecured facility at an average interest rate of LIBOR plus 101 basis points.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated loan facility of $ 25 million from DBS Bank Limited, arranged by its Mumbai Branch, to meet the capital expenditure requirement on projects. The rate of interest payable on this facility is six-month LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013.This facility is secured by first pari passu charges on all movable fixed assets including plant & machinery related 1200 MW power project and 3.25 LTPA Smelter projects both present and future along with secured lenders. The amount outstanding under this facility as of March 31, 2012 and March 31, 2013 was $ 25 million and $ 25 million (Rs 1,350 million), respectively.

In July 2011, BALCO entered into an agreement with SBI London for External Commercial Borrowing of $ 200 Million to part finance for setting up a 3.25 LTPA Aluminium Smelter along with a Thermal Power Plant of 1200 MW at Korba. This facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project, both present and future along with secured lenders. As at March 31, 2012 and March 31, 2013, the balance due under this facility was Rs. 10,008 million and Rs.10,678 million ($ 195.8 million), respectively. The interest rate on this facility is six-month LIBOR plus 260 basis points. This loan is repayable in three annual equal installments starting from August 2016.

In February 2011, at the time of acquisition of BMM, short-term unsecured loan from Exxaro Base Metals (Proprietary) Limited (Exxaro) amounting to ZAR 218.7 million was also acquired. Exxaro owns 26% non-controlling equity interest in BMM. As of March 31, 2012, the balance due under this loan was Rs.436 million. This loan has been repaid during the year.

Term loans

In January 2012, VGCB was sanctioned financial assistance in the form of a Rupee term loan (RTL) of Rs.4,640 million from Axis Bank for financing the capital expenditure required towards the development, establishment, construction, operation and maintenance of coal handling facilities and up gradation of general cargo berth at outer harbor of Visakhapatnam port. The current effective interest rate of RTL is at 11.25%, which is a floating rate of interest revised on the basis of Axis Bank Base Rate plus 1.25% and is repayable with in forty five unequal quarterly installments commencing on December 2014. As at March 31, 2012 and March 31, 2013, the outstanding amount under this facility was Rs 1,079 million and Rs 2,927 million ($ 53.7 million), respectively. This loan is secured by first pari passu floating charge on movable and immovable assets of VGCB (other than project site as defined in concessional agreement) and unconditional and irrevocable corporate guarantee from SIIL. The charge on assets would be governed by terms of concessional agreement between VGCB and Board of Trustees for Visakhapatnam Port.

SEL received a sanction of Rs 5,000 million loan from Bank of Baroda. As at March 31, 2012, the outstanding balance under this facility was Rs 2,500 million which has been repaid during the year.

Buyers’ credit

SEL had utilised extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2012, and March 31, 2013, the balance due under this facility was Rs. 3,213 million and Rs.378 million ($ 6.9 million), respectively. The outstanding loan as of March 31, 2013 was bearing interest rate at LIBOR plus 167 basis points. These are unsecured debts. They are repayable on various dates within the next one year.

In April 2009, BALCO obtained a one time capex letter of credit limit of $ 100 million from SBI. As of March 31, 2012, the outstanding balance under this facility was Rs 737 million, which has been repaid during the year.

In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets with a negative lien on fixed assets of BALCO (except borrowings in Indian Currency i.e. BALCO can create charge on fixed assets for the domestic borrowings). As at March 31, 2012 and March 31, 2013 the balance outstanding under this facility was Rs. 5,163 million and Rs. 963 million ($17.7 million) respectively. The interest rate on this facility is six month LIBOR plus 200 basis points. The said outstanding amount is repayable from May 2014 to April 2016.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, and subsequently another limit of Rs.2,500 million in December 2010 and Rs. 7,500 million in October 2011 which is secured by exclusive charge on assets imported under the facility. As of March 31, 2012 and March31, 2013 the balance outstanding under this facility was Rs. 10,459 million and Rs 10,299 ($188.9 million) respectively. The interest rate on this facility is six-month LIBOR plus 160 basis points. The said outstanding amount is repayable on various dates from October 2013 to November 2016.

In May 2010, BALCO obtained buyers credit facility of $ 50 million from DBS Bank Limited, Singapore for the import of capital goods for projects. The facility is secured by first pari passu charge on all movable fixed assets including plant and machinery related to 1200 MW power plant and 3.25 LTPA Smelter project, both present and future along with secured lenders. The interest rate on this facility is six-month LIBOR plus 175 basis points. The outstanding amount is repayable from May 2013 to June 2013. The balance outstanding under the facility as of March 31, 2012 and March 31, 2013 was Rs.1,423 million and Rs. 442 million ($ 8.1million) respectively.

In September 2010, VGCB has obtained a non fund based limit of Rs.1,000 million from ICICI Bank for the purpose of import of capital goods. As of March 31, 2012, balance outstanding under this facility was Rs 22 million. The same has been repaid during the year.

In March 2012, VGCB has obtained a non-fund based limit of Rs.1,500 million from AXIS Bank for the purpose of import of capital goods, which is secured by a first pari passu floating charge on movable & immovable assets and unconditional & irrevocable corporate guarantee from SIIL. As of March 31, 2013, the balance outstanding under this facility was Rs. 804 million ($ 14.7 million).The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable on various dates from June 2013 to May 2015.

In August 2010, TSPL obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and a first charge on a pari passu basis on all the movable assets of TSPL. As of March 31, 2012 and March 31, 2013, the balance outstanding under this facility was Rs. 8,833 million and Rs. 9,400 million ($172.4 million) respectively. The interest rate on this facility is LIBOR plus 194 basis points. The said outstanding amount is repayable from July 2013 to September 2014.

In November 2011, TSPL obtained a non-fund based limit of Rs.5,000 million from State Bank of India for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL. As of March 31, 2012 and March 31, 2013 the balance outstanding under this facility was Rs. 4,971 million and Rs.5,285 million ($ 97.0 million) respectively. The interest rate on this facility is LIBOR plus 173 basis points. The said outstanding amount is repayable from May 2014 to September 2014.

In January 2012, TSPL obtained a non-fund based limit of Rs.5,000 million from Axis Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL and a sub servient charge on all the movable assets of TSPL. As of March 31, 2012 and March 31, 2013, the balance outstanding under this facility was Rs. 4,838 million and Rs 5,144 million ($94.4 million) respectively .The interest rate on this facility is LIBOR plus 190 basis points. The outstanding amount is repayable from April 2014 to September 2014.

In July 2012, TSPL obtained a non-fund based limit of Rs.3,900 million from Punjab National Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SIIL. As of March 31, 2013, the outstanding balance under this facility was Rs 3,560 million ($ 65.3 million). The interest rate on this facility is LIBOR plus 150 basis points. The said outstanding amount is repayable from July 2013 to August 2013

Non-convertible debentures

In April 2003, SIIL issued Rs.1,000 million Indian Rupee denominated Non-convertible Debentures (NCDs) to Life Insurance Corporation of India (LIC). These NCDs were issued in two tranches. Tranche A, in the amount of Rs. 400 million, due in April 2010 and Tranche B, in the amount of Rs. 600 million, due in April 2013. Interest payable on these NCDs is linked to annualized Government of India securities rates plus 190 basis points and the current interest rate fixed at 8.24%. These debentures are secured by certain of SIIL’s immovable properties. As of March 31, 2012, and March 31, 2013 the outstanding balance was Rs. 600 million and Rs. 600 million ($ 11.0 million), respectively. The outstanding amount has been paid in April 2013.

During the year SIIL, issued secured NCDs for an aggregate amount of Rs 20,000 million in four tranches. The first two of which were issued at 9.40% p.a. and the other two at 9.24%.p.a. These NCDs were secured by way of mortgage on the immovable property of SIIL situated at Sanaswadi in the state of Maharashtra and also by way of hypothecation on the movable fixed assets of SEL with a security cover of 1.25 times on the face value of outstanding NCDs at all time during the tenure of NCDs. These are redeemable in tranches of Rs 5,000 million each on October 25, 2022, November 27, 2022, December 6, 2022 and December 20, 2022. In respect of all the four tranches of NCDs, the debenture holders and SIIL have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs. As of March 31, 2013 the outstanding balance under this facility was Rs. 19,939 million ($ 365.7 million).

In November 2008, BALCO issued Rs. 5,000 million in Indian Rupee denominated NCDs to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures. As of March 31, 2012 and March 31, 2013 the outstanding balance was Rs. 5,000 million and Rs. 5,000 million ($ 91.7 million) respectively.

TSPL has issued NCDs of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The NCDs are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the tenure of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by SIIL. NCDs have tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As of March 31, 2012 and March 31, 2013, the amount outstanding was Rs. 14,982 million and Rs. 15,004 million ($ 275.2 million) respectively.

Commercial papers

During the fiscal 2012, SIIL had issued commercial papers to various asset management companies for short term funding requirements. As of March 31, 2012 the outstanding balance was Rs 4,977 million bearing a coupon rate of 11.20 % and repayable on April 16, 2012. The same has been repaid during the year.

During the year, SEL has issued commercial papers to various asset management companies for funding project payables. As of March 31, 2013 the outstanding balance was Rs. 500 million ($ 9.2 million) bearing coupon rate of 9.70%.These were issued for short duration and are due for repayment on May 31, 2013.

During the year, BALCO has issued commercial papers to various asset management companies for funding project loan repayment and operational payables. As of March 31, 2013 outstanding balance was Rs. 6,900 million ($ 126.6 million) bearing coupon rate ranging between 9.30% to 9.70%.These were issued for a shorter duration and are due for repayment in May 2013 and June 2013.

Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, the Company raised $ 500 million by issue of 4.0% Convertible Notes of $ 1,000 each (the “Convertible Notes”). Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS now represents four equity shares. Prior to the bonus issue and the share split of the equity shares of the Company on June 25, 2010, each ADS represented one equity share) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of notes which is equal to a conversion price of approximately $ 23.33 per ADS.

The conversion price could be subject to adjustments should certain events occur. Further, at any time after November 4, 2012, SIIL has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which SIIL is required to pay contractually on October 30, 2014 is $ 500 million, unless previously converted, redeemed or purchased and cancelled.

At inception, the difference between the proceeds received on issuance of the Convertible Notes and the fair value of the conversion option (which is an embedded derivative) was allocated to the Convertible Notes to establish its initial carrying cost. Subsequently, the conversion option has been measured at fair value through profit and loss with changes in fair value recognised in the consolidated statements of income. The Convertible Notes have been carried at amortised cost using an effective interest rate method.

The conversion option amounting to Rs. 302 million and Rs.3 million ($0.1 million) and un-amortised borrowing costs amounting to Rs. 93 million and Rs.59 million ($ 1.0 million) as of March 31, 2012 and March 31, 2013 respectively, are included along with the notes in consolidated statements of financial position. Changes in the fair value of conversion option are presented in Note 6 on Finance and other costs.

20. Acceptances

Acceptances consist of:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Payable under trade financing arrangements	28,471	60,254	1,105.2

	28,471	60,254	1,105.2

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Company. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

21. Trade and other payables

Trade and other payables consist of:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Trade payables	33,749	36,526	670.0
Advances from customers	1,816	1,960	35.9
Amount due to associate	1,251	606	11.1
Amount due to other related parties	1,607	1,219	22.4
Security deposit and retentions	23,533	32,665	599.1
Payable on Asarco claim [refer note 31(c)(i)]	4,233	4,501	82.6
Other payables	7,535	9,325	171.0

	73,724	86,802	1,592.1

Trade payables are non-interest bearing and are normally settled within 90 days to 180 days terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory dues and other dues.

22. Provisions

	Restoration, rehabilitation and environmental (a)	Other (b)	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
As at April 01, 2011	4,616	2,918	7,534

Additions	228	260	488
Adjustments on account of change in discount rate	(12)	—	(12)
Credited to consolidated statements of income	—	(570)	(570)
Unwinding of discount	168	—	168
Exchange differences	236	166	402

As at March 31, 2012	5,236	2,774	8,010

Classification as at March 31, 2012
Current	—	802	802
Non-current	5,236	1,972	7,208

	5,236	2,774	8,010

	Restoration, rehabilitation and environmental (a)	Other (b)	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
As at April 01, 2012	5,236	2,774	8,010	146.9

Additions	466	238	704	12.9
Disposal	—	(128)	(128)	(2.3)
Unwinding of discount	184	—	184	3.4
Exchange differences	(330)	(31)	(361)	(6.6)

As at March 31, 2013	5,556	2,853	8,409	154.3

Classification as at March 31, 2013
Current	—	664	664	12.2
Non-current	5,556	2,189	7,745	142.1

	5,556	2,853	8,409	154.3

(a) Restoration, rehabilitation and environmental

The provision for restoration, rehabilitation, decommissioning and environmental represents the Company’s best estimate of the costs which will be incurred in the future to meet the obligations under the laws of the land, the terms referred to in the Company’s mining and other licences and contractual arrangements. These amounts become payable upon closure of the mines and are expected to be incurred over a period of 2 to 15 years.

(b) Other

Other provisions comprise the Company’s best estimate of the costs based on the possibility of occurrence in the future to settle certain legal, tax and other claims outstanding against the Company. The timing of cash flows in respect of such provisions cannot be reasonably determined.

This also includes one onerous contract related to redundancy cost at Lisheen. The provision for redundancy cost becomes payable to employees on their termination of employment on or before the mine closure.

23. Other non-current liabilities

Non-current liabilities consist of:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Security deposits and retentions	5,265	10,357	190.0

	5,265	10,357	190.0

24. Employee benefits

The Company participates in defined contribution and benefit schemes, the assets of which are held (where funded) in separately administered funds.

For defined contribution schemes the amount charged to the consolidated statements of income is the total of contributions payable in the year.

For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Actuarial gains and losses arising in the year are recognized in full in the consolidated statements of income of that year.

Defined contribution plans

The Company contributed a total of Rs. 510 million, Rs. 819 million and Rs 736 million ($13.5 million) for the years ended March 31, 2011, 2012 and 2013, respectively, to the following defined contribution plans.

Central provident fund

In accordance with the Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2013) of an employee’s basic salary. All employees have an option to make additional voluntary contribution. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Company has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of income in the period they are incurred. Where the contribution are made to independently managed and approved funds shortfall in actual return, if any, from the return guaranteed by the State are made by the employer. There is no such shortfall in the actual return for independently managed funds for the year March 31, 2012 and 2013. The benefits are paid to employees on their retirement or resignation from the Company.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. SIIL and each relevant Indian subsidiary holds a policy with Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of income in the period they are incurred.

Australian pension scheme

The Company also participates in defined contribution superannuation schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.0% of an employee’s gross remuneration where the employee is covered by an industrial agreement and 12.0% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of income in the period they are incurred.

Skorpion Provident Fund

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. Company contribution to the fund is a fixed percentage of 8% per month of pensionable salary, whilst the employee contributes 7% with the option of making additional contributions, up to a maximum of 12%.

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

Defined benefit plans

Post Retirement Medical Benefits:

The Company has a scheme of post retirement medical benefits for employees at BMM. Based on an actuarial valuation conducted as at year end, a provision is recognised in full for the benefit obligation. The scheme is unfunded. The obligation relating to post retirement medical benefits at BMM were Rs. 317 million and Rs. 339 million ($ 6.2 million) as at March 31, 2012 and 2013 respectively. The obligation under this plan is unfunded. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 “Employee benefits”.

Gratuity plan

In accordance with the Payment of Gratuity Act of 1972, SIIL and its Indian subsidiaries contribute to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Company.

Based on actuarial valuations conducted as at year end, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity plan. In the case where there is no fund held by the scheme, full provision is recognised in the consolidated statements of financial position.

Principal actuarial assumptions used to calculate the defined benefit plan’s liabilities are:

	SIIL			HZL			BALCO
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Discount rate	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.40%	8.00%
Expected rate of increase in compensation level of covered employees	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.00% for Executives 3.00% Non Executives	5.00% for Executives 3.00% Non Executives	5.00% for Executives 3.00% Non Executives
Expected return on assets	7.50%	7.50%	7.50%	9.50%	9.50%	9.50%	9.40%	9.40%	*

*	The fund has been setup for certain beneficiaries, all of whom have been paid off

The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

The following table sets out the components of net benefit expense recognized in the financial statements for the Gratuity Plan:

Year ended March 31	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current service cost	(119)	(135)	(143)	(2.6)
Actuarial losses	(274)	(152)	(299)	(5.5)
Expected return on plan assets	105	121	167	3.1
Past service costs	(865)	—	—	—
Interest cost	(146)	(232)	(252)	(4.6)

Total charge	(1,299)	(398)	(527)	(9.6)

The Company’s obligations in respect of its defined benefit plan are as follows:

As at March, 31,	2009	2010	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Fair value of plan assets (a)	981	1,121	1,333	1,788	1,839	33.7
Present value of defined benefit obligation (b)	(1,692)	(1,986)	(2,949)	(3,167)	(3,403)	(62.4)
Deficit in defined benefit obligations (a-b)	(711)	(865)	(1,616)	(1,379)	(1,564)	(28.7)
Comprising:
Funded obligations	(1,084)	(1,384)	(2,870)	(2,002)	(2,137)	(39.2)
Unfunded obligations	(608)	(602)	(79)	(1,165)	(1,266)	(23.2)

The movement during the years ended March 31, 2011, 2012 and 2013 of the change in present value of the defined benefit obligation was as follows:

As at March, 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
As at April 01,	(1,986)	(2,949)	(3,167)	(58.1)
Current service costs	(119)	(135)	(143)	(2.6)
Past service costs	(865)	—	—	—
Benefits paid	459	335	461	8.4
Interest cost	(146)	(232)	(252)	(4.6)
Actuarial losses	(292)	(186)	(302)	(5.5)

As at March 31,	(2,949)	(3,167)	(3,403)	(62.4)

Movements in the fair value of the plan assets are as follows:

As at March, 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
As at April 01,	1,121	1,333	1,788	32.8
Contributions received	403	600	211	3.9
Benefits paid	(314)	(300)	(330)	(6.2)
Actuarial gain/(loss)	18	34	3	0.1
Expected return on plan assets	105	121	167	3.1

As at March 31,	1,333	1,788	1,839	33.7

The Company maintains its gratuity fund with Life Insurance Corporation of India (LIC). The percentage allocation fund value to various categories of financial assets maintained with LIC as at March 31, 2012 and 2013 are as follows:

	% allocation of plan assets As at March 31
Assets by category	2012	2013
Government securities	51.0	43.4
Debentures/bonds	42.5	42.8
Equity instruments	3.6	5.2
Fixed Deposits	—	8.4
Money market instruments	2.9	0.2

	100.0	100.0

Historical information related to experience adjustments:

As at March 31	2009	2010	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Experience adjustments on plan liabilities gain/(loss)	(68)	(242)	(292)	(186)	(302)	(5.5)
Experience adjustments on plan assets gain/(loss)	6	6	18	34	3	0.1

The Company expects to contribute Rs. 187 million ($ 3.4million) to the funded defined benefit plans in fiscal 2014.

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

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2012 and 2013.

As at March 31, 2012
	(Rs. in millions)
Financial assets	Cash	Held for trading	Loans and receivables	Available-for- sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
—at fair value	—	—	—	8,636	—	8,636	8,636
—at cost	—	—	—	984	—	984	*
Other non—current assets#	—	—	49,700	—	—	49,700	48,640
Trade and other receivables	—	—	101,523	—	—	101,523	101,523
Short-term investments
—Bank deposits	—	—	72,083	—	—	72,083	72,083
—Other investments	—	144,200	—	—	—	144,200	144,200
Derivative financial assets	—	—	—	—	517	517	517
Cash and cash equivalents including restricted cash	17,232	—	—	—	—	17,232	17,232

	17,232	144,200	223,306	9,620	517	394,875	392,831

The consolidated statements of financial position and Note 14 “Trade and other receivables” include balances with governments authorities of Rs. 10,299 million, prepayments of Rs. 878 million, advance for supplies of Rs. 4,745 million which are not financial assets and hence have been excluded from the above table.

*	The fair value of unquoted financial assets investments cannot be reliably measured. Refer assumptions below.
#	Other non-current assets is gross value before application of share of losses in an associate of Rs. 8,138 million.

As at March 31, 2012
	(Rs. in millions)
Financial liabilities	Derivatives not used for hedging	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
—Short-term	—	—	53,983	53,983	53,983
—Long term (other than convertible notes)	—	—	53,123	53,123	54,007
—Convertible notes	302	—	21,065	21,367	24,044
Acceptances	—	—	28,471	28,471	28,471
Trade and other payables	—	—	67,167	67,167	67,167
Derivative financial liabilities	—	606	—	606	606

Total	302	606	223,809	224,717	228,278

The consolidated statements of financial position and Note 21 “Trade and other payables” include advances from customers of Rs. 1,816 million, balances due to government authorities of Rs. 3,581 million and other employees benefits of Rs. 1,160 million which are not financial liabilities and hence have been excluded from above table (balances due to government authorities and other employees’ benefits are included within other payables in Note 21).

As at March 31, 2013:

	(Rs. in millions)							(US dollar in millions)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
—at fair value	—	—	—	1,200	—	1,200	1,200	22.0	22.0
—at cost	—	—	—	—	—	—	—	—	—
Other non—current assets#	—	—	45,944	—	—	45,944	45,256	842.7	830.1
Trade and other receivable	—	—	144,002	—	—	144,002	144,002	2,641.2	2,641.2
Short term investments
—Bank deposits	—	—	87,106	—	—	87,106	87,106	1,597.7	1,597.7
—Other investments	—	149,875	—	—	—	149,875	149,875	2,749.0	2,749.0
Derivative financial assets	—	—	—	—	351	351	351	6.4	6.4
Cash and cash equivalents including restricted cash	14,420	—	—	—	—	14,420	14,420	264.5	264.5

Total	14,420	149,875	277,052	1,200	351	442,898	442,210	8,123.5	8,110.9

The consolidated statements of financial position and Note 14 “Trade and other receivables” include balances with governments authorities of Rs. 6,350 million ($ 116.5 million), prepayments of Rs. 1,538 million ($ 28.2 million), advance for supplies of Rs. 5,282 million ($ 96.9 million) and claims receivable of Rs. 1,498 million ($ 27.5 million) which are not financial assets and hence have been excluded from the above table.

#	Other non-current assets is gross value before application of share of losses in an associate of Rs. 15,008 million ($ 275.3 million).

As at March 31, 2013:

	(Rs. in millions)					(US dollar in millions)
Financial liabilities	Derivatives not used for hedging	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short term	—	—	26,287	26,287	26,287	482.1	482.1
—Long term (other than convertible notes)	—	—	82,151	82,151	82,227	1,506.8	1,508.2
—Convertible notes	3	—	24,078	24,081	26,702	441.7	489.8
Acceptances	—	—	60,254	60,254	60,254	1,105.2	1,105.2
Trade and other payables	—	—	77,899	77,899	77,899	1,428.8	1,428.8
Derivative financial liabilities	—	945	—	945	945	17.3	17.3

Total	3	945	270,669	271,617	274,314	4,981.9	5,031.4

The consolidated statements of financial position and Note 21 “Trade and other payables” include advances from customers of Rs. 1,960 million ($ 36.0 million), balances due to government authorities of Rs. 2,855 million ($ 52.4 million), other employees benefits of Rs. 3,088 million ($ 56.6 million) and liability towards compensation ordered by the Supreme Court of Rs. 1,000 million ($ 18.3 million), which are not financial liabilities and hence have been excluded from the above table (Balances due to government authorities, other employees’ benefits and compensation ordered by the Supreme Court are included within other payables in Note 21).

Financial guarantees of Rs. 45,383 million and Rs. 56,604 million ($ 1,038.2 million) given on behalf of Vedanta Aluminium as at March 31, 2012 and 2013 respectively. These guarantees are continuing and valid until contractual obligations are fulfilled by Vedanta Aluminium.

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

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarise the categories of financial assets and liabilities as at March 31, 2012 and 2013 measured at fair value:

As at March 31, 2012	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)
Financial assets
At fair value through profit or loss
—Held for trading	144,200	—	—
—Derivative financial assets
—Commodity contracts	148	—	—
—Forward foreign currency contracts	—	369	—
Available-for-sale investments
—Financial asset investments held at fair value	8,636	—	—

	152,984	369	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity contracts	131	—	—
—Forward foreign currency contracts	—	15	—
—Net investment in foreign operation	—	460	—
—Embedded derivative on convertible notes	—	—	302

	131	475	302

As at March 31, 2013	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)			(US dollars in millions)
Financial assets
At fair value through profit or loss
—Held for trading	149,875	—	—	2,749.0	—	—
—Derivative financial assets
—Commodity contracts	338	—	—	6.2	—	—
—Forward foreign currency contracts	—	13	—	—	0.2	—
Available-for-sale investments
—Financial asset investments held at fair value	100	—	1,100	1.8	—	20.2

	150,313	13	1,100	2,757.0	0.2	20.2

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity contracts	—	—	—	—	—	—
—Forward foreign currency contracts	—	763	—	—	14.0	—
—Net investment in foreign operation	—	182	—	—	3.3	—
—Embedded derivative on convertible notes	—	—	3	—	—	0.1

	—	945	3	0.0	17.3	0.1

Movement in the fair value of embedded derivative on convertible notes (Level 3 item):

As at March 31,	2012	2013	2013
	Rs. in millions	Rs. in millions	US dollar in millions
As at April 01,	2757	302	5.5
Charged/(income) to income statement	(2,455)	(299)	(5.4)

As at March 31,	302	3	0.1

Movement arising from fair valuation in financial assets investments (Level 3 item):

As at March 31,	2013	2013
	Rs. in millions	US dollar in millions
As at April 01, 2012	—	—
Addition due to fair valuation during the year	116	2.1

As at March 31, 2013	116	2.1

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged or settled in a current transaction between willing parties.

The following methods and assumptions were used to estimate the fair values:

•

Short-term marketable securities traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house.

•

Trade and other receivables (excluding deposits with governments and other prepayments), trade and other payables and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Non current financial assets and financial liabilities: Either the carrying value approximates the fair value or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•

Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. Accordingly the fair value of convertible notes as at March 31, 2012 and 2013 is Rs. 24,044 million and Rs. 26,702 million ($ 489.8 million). For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread. The fair value of the embedded derivative liability of convertible notes has been calculated using “Auxiliary Reversed Binomial Tree method” and using the following significant assumptions as at March 31, 2012 and 2013, respectively:

•	the implied volatility as 37.7% and 30.2%; and

•	the share price as $ 8.54 and $ 6.98.

•

Quoted available-for-sale financial assets investments: Fair value is derived from quoted market prices in active markets. Unquoted investment represents an investment made by HZL in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited (APGPCL) and was held at cost in the previous year since the fair value of unquoted investment could not be reliably measured. On March 30, 2013 HZL had entered into a share purchase agreement with a buyer for sale of the entire equity investment in APGPCL for an aggregate consideration of Rs. 1,100 million ($20.2 million) subject to approval of board of directors of APGPCL. Pursuant to the share purchase agreement this investment is held at fair value with the consequential gain on fair valuation aggregating to Rs. 116 million ($ 2.1 million) recognised in the consolidated statements of comprehensive income. The sale has been concluded on April 10, 2013.

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

The estimated fair value amounts as at March 31, 2013 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no transfers between Level 1 and Level 2 during the year.

Risk management

The Company’s businesses are subject to several risks and uncertainties including financial risks.

The Company’s documented risk management polices act as an effective tool in mitigating the various financial risks to which the business is exposed to in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty and concentration of credit risk and capital management. Risks are identified through a formal risk management programme with active involvement of senior management personnel and business managers at both the corporate and individual subsidiary level. Each operating subsidiary in the Company has in place risk management processes which are in line with the Company’s policy. Each significant risk has a designated ‘owner’

within the Company at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated. The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Company’s Audit Committee. Key business decisions are discussed at the monthly meetings of the Executive Committee, an advisory committee empowered by the board of directors (the “board”) which performs advisory function for board for decision making. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

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

Commodity price risk

The Company has historically limited the use of derivatives for commodity hedging. As much as possible, the Company tries to mitigate price risk through favorable contractual terms. Moreover, hedging is used purely as a risk management tool and, in some cases, strategically to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. These contracts are expected to reduce the volatility of cash flows in respect of highly probable forecast purchases or firm commitments attributable to the fluctuation in commodity price in accordance with the risk management policy approved by the Board.

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	purchases and sales of physical contracts

•	cash flow hedging of revenues forecasted highly probable transactions

Aluminum

The raw material is mined in India with sales prices linked to the LME prices. At present the Company on selective basis hedges the aluminium content in outsourced alumina to protect its margins.

Copper

The Company’s custom smelting copper operations at Tuticorin benefits from a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and the sale of finished copper. The Company’s policy on custom smelting is to generate margins from Treatment charges/Refining charges or “TcRc”, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are actively managed to ensure that the gains or losses are minimised. The Company hedges this variability of LME prices and tries to make the LME price an indifferent cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price. The Company also benefits from the difference between the amounts paid for quantities of copper content received and copper recovered in the manufacturing process, also known as ‘free copper’.

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

Zinc India

Raw material for zinc and lead is mined in India with sales prices linked to the LME prices. The Company hedges custom production through forward contracts or other instruments. Zinc International

Raw material for zinc and lead is mined in Namibia, South Africa and Ireland with sales prices linked to the LME prices.

This table illustrates the impact of a $ 100 movement in LME / LBMA prices based on volumes, costs and exchange rates for fiscal 2012 and 2013 and provide the estimated impact on operating profit assuming all other variables remain constant.

$ 100 movement in LME price	Change in operating profit
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Copper	118	182	3.3
Zinc India	3,465	5,797	106.3
Zinc International	1,533	2,294	42.1
Aluminum	1,148	1,259	23.1

Total	6,264	9,532	174.8

The impact of a $ 100 movement in LME / LBMA prices on net profit and equity would be Rs 7,959 million ($ 146.0 million).

Further, the impact of change in copper LME for provisionally priced copper concentrate purchase at SIIL’s custom smelting operations is pass through in nature and as such will not have any impact on profitability.

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

The Company’s current ratings from CRISIL are CRISIL AA+/stable for long term and CRISIL A1+ for short-term programmes. These ratings support the necessary financial leverage and access to debt or equity markets at competitive terms. The Company generally maintains a healthy net debt-equity ratio and retains flexibility in the financing structure to alter the ratio when the need arises.

The maturity profile of the Company’s financial liabilities based on the remaining period from the date of financial position to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Company.

As at March 31, 2012 Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	(Rs. in millions)
Acceptances	28,471	—	—	—	28,471
Trade and other payables	67,167	—	—	—	67,167
Borrowings (other than convertible notes)	53,983	6,997	22,864	23,262	107,106
Convertible notes	—	—	21,367	—	21,367
Derivative liabilities	606	—	—	—	606

	150,227	6,997	44,231	23,262	224,717

As at March 31, 2013 Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	(Rs. in millions)
Acceptances	60,254	—	—	—	60,254
Trade and other payables	77,899	—	—	—	77,899
Borrowings (other than convertible notes)	26,294	29,141	11,629	42,256	109,320
Convertible notes	—	27,195	—	—	27,195
Derivative liabilities	945	—	—	—	945

	165,392	56,336	11,629	42,256	275,613

US dollars in million	3,033.6	1,033.3	213.3	775.1	5,055.3

As at March 31, 2012, the Company had access to funding facilities of Rs. 232,740 million of which Rs. 63,921 million was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in millions)	(Rs. in millions)	(Rs. In millions)
Less than 1 year	193,207	138,765	54,442
1-2 years	1,240	—	1,240
2-5 years and above	38,293	30,054	8,239

Total	232,740	168,819	63,921

As at March 31, 2013, the Company had access to funding facilities of Rs. 242,693 million ($ 4,451.4 million) of which Rs. 75,990 million ($ 1,393.8 million) was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Less than 1 year	199,086	138,344	60,742
1-2 years	5,040	4,108	932
2-5 years and above	38,567	24,251	14,316

Total	242,693	166,703	75,990

US dollars in million	4,451.4	3,057.6	1,393.8

Collateral

The Company has pledged a part of its trade receivables, short-term investments and cash and cash equivalents in order to fulfill the collateral requirements for the financial facilities in place. The counterparties have an obligation to return the securities to the Company. There are no other significant terms and conditions associated with the use of collateral.

The details related to the fair value of collateral have been stated in Note 14, 15 and 16.

(b) Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on the consolidated statements of income, the consolidated statements of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, ZAR and Euro against the functional currencies of SIIL and its subsidiaries.

Exposures on foreign currency loans are managed through the Company wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. Natural hedges available in the business are identified at each entity level and hedges are placed for net exposure.

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

The following analysis is based on the gross exposure as at the reporting date which could affect the consolidated statements of income and consolidated statements of comprehensive income. The exposure summarised below is mitigated by some of the derivative contracts entered into by the Company as disclosed under the section on “Derivative financial instruments”

	As at March 31, 2012		As at March 31, 2013		As at March 31, 2013
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)	(US dollars in millions)
US dollar	29,312	144,167	53,444	182,024	980.3	3,338.7
Australian dollar	1,110	756	286	645	5.2	11.8
Euro	5,303	1,765	5,188	1,416	95.2	26.0
Namibian dollar	3,323	875	720	999	13.2	18.3
ZAR	863	1,144	2,176	507	39.9	9.3
Canadian dollar & other	8,490	84	14	50	0.2	0.9

The Company’s exposure to foreign currency arises where a group entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity, with US dollar being the major non-functional currency. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, liquidity and other market changes.

The results of Company’s operations may be affected largely by fluctuations in the exchange rates between the Indian Rupee, Australian dollar, Namibia dollar and ZAR against the US dollar. The foreign exchange rate sensitivity is calculated by the aggregation the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the currencies by 10% against the functional currency of the Company.

A 10% appreciation/depreciation of the respective foreign currencies with respect to the functional currency of the Company and its subsidiaries would result in net decrease/increase in the Company’s profit or loss and equity for the fiscal year 2012 and 2013 by Rs. 6,134 million and Rs. 8,285 million ($152.0 million) respectively.

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

The exposure of the Company’s financial assets as at March 31, 2013 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Financial assets	163,438	243,077	36,032	442,547
Derivative financial assets	—	—	351	351

	163,438	243,077	36,383	442,898

(US dollars in millions)	2,997.8	4,458.5	667.2	8,123.5

The weighted average interest rate on the fixed rate financial assets is 9.1% and the weighted average period for which the rate is fixed is 2.34 years.

The exposure of the Company’s financial liabilities as at March 31, 2013 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Financial liabilities	57,865	133,998	78,809	270,672
Derivative financial liabilities	—	—	945	945

	57,865	133,998	79,754	271,617

(US dollars in millions)	1,061.3	2,457.8	1,462.8	4,981.9

The weighted average interest rate on the fixed rate financial liabilities is 6.7% and the weighted average period for which the rate is fixed is 3.14 years.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal 2013. The risk estimate provided assumes that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

Movement in interest rates	US dollar interest rates
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
0.50%	286	275	5.0
1.00%	572	549	10.1
2.00%	1,144	1,098	20.1

(d) Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Company is exposed to credit risk for receivables, cash and cash equivalents, short-term investments, financial guarantees and derivative financial instruments.

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing. Moreover, given the diverse nature of the Company’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10% or more of the Company’s net sales during the year ended March 31, 2013 and in the previous year. The history of trade receivables shows a negligible provision for bad and doubtful debts. The credit risk on the loans to associate and other related parties is supported by a Letter of comfort from Vedanta. Therefore, the Company does not expect any material risk on account of non-performance by any of the Company’s counterparties.

For short-term investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. For derivative and financial instruments, the Company attempts to limit the credit risk by only dealing with reputable banks and financial institutions having high credit-ratings assigned by international credit-rating agencies. These exposures are further reduced by having standard International Swaps and Derivatives Association (ISDA) master agreements including set-off provisions with each counter party. Defined limits are in place for exposure to individual counterparties in case of mutual funds schemes and bonds.

The carrying value of the financial assets other than cash represents the maximum credit exposure. The Company’s maximum exposure to credit risk at March 31, 2012 and March 31, 2013 is Rs. 369,505 million and Rs. 427,888 million ($ 7,848.3 million).

The maximum credit exposure on financial guarantees given by the Company for various financial facilities is described in Note 31 on “Commitments, contingencies, and guarantees”.

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2013, that defaults in payment obligations will occur except as described in Note 14 on allowance for impairment of trade and other receivables.

Of the year end trade and other receivable balance the following were past due but not impaired:

As at March 31	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Less than 1 month	1,232	1,904	34.9
Between 1 - 3 months	707	2,932	53.8
Between 3 - 12 months	1,709	1,894	34.7
Greater than 12 months	164	1,407	25.8

	3,812	8,137	149.2

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

The fair values of all derivatives are separately recorded in the consolidated statements of financial position within other current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.

The Company uses derivative instruments as part of its management of exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The use of derivatives can give rise to credit and market risk. The Company tries to control credit risk as far as possible by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

Embedded derivatives

Derivatives embedded in other financial instruments or other contracts are treated as separate derivative contracts and marked-to-market when their risks and characteristics are not clearly and closely related to those of their host contracts and the host contracts are not fair valued.

In respect of embedded derivative conversion option, a 10% increase/decrease in Company’s ADR price would have resulted in an approximate loss of Rs. 115 million and Rs. 3 million ($ 0.1 million) and an approximate gain of Rs. 105 million and Rs. 1 million ($ 0.0 million) for the fiscal 2012 and 2013 respectively. A 10% increase/decrease in implied volatility would have resulted in an approximate loss of Rs. 168 million and Rs. 3 million ($ 0.1 million) and an approximate gain of Rs. 192 million and Rs. 1 million ($ 0.0 million) for fiscal 2012 and 2013 respectively.

Cash flow hedges

The Company also enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in equity until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of income. These hedges have been effective for the year ended March 31, 2013.

The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged part of its foreign currency exposure on capital commitments during fiscal 2013. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.

The majority of cash flow hedges taken out by the Company during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2014 and consequently may impact the consolidated statements of income for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of income between fiscal year 2014 to 2032.

Fair value hedge

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Company’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Company enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales.

The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognized in the consolidated statements of income.

Non-qualifying/economic hedge

The Company enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper, aluminium and zinc future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognized in the consolidated statements of income.

Hedge of net investment of foreign exchange

The Company has partly hedged its foreign exchange risk in net investment in foreign operations. Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments on forward exchange contracts designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. These amounts are included in exchange differences on translation of foreign operations as stated in the consolidated statements of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the consolidated statements of income for the period. Gains and losses accumulated in the translation reserve are included in the consolidated statements of income when the foreign operation is disposed off.

The fair value of the Company’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2012		As at March 31, 2013
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(Rs. in millions)				(US dollars in millions)
Current
Cash flow hedges*
— Commodity contracts	1	2	318	—	5.8	—
— Forward foreign currency contracts	18	—	—	3	—	0.1
Fair value hedges**
— Commodity contracts	118	—	11	—	0.2	0.0
— Forward foreign currency contracts	242	15	13	755	0.2	13.8
Net investment in foreign operation***	—	460	—	182	—	3.3
Non-qualifying hedges
— Commodity contracts	33	129	9	—	0.2	0.0
— Forward foreign currency contracts	105	—	—	5	—	0.1

Total	517	606	351	945	6.4	17.3

*	Refer consolidated statements of income and consolidated statements of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedge of Rs. 98 million and Rs. 10 million ($ 0.2 million) in commodity contracts and Rs. 350 million and Rs.742 million ($20.0 million) on forward foreign currency contracts for the fiscal 2012 and 2013 respectively, has been recognised in the consolidated statements of income and offset with the similar gains on the underlying sales.
***	Comprises loss of Rs. 215 million ($ 3.9 million) recognised in consolidated statements of comprehensive income and gain of Rs. 33 million ($ 0.6 million) recognised in consolidated statements of income.

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

Net cash includes cash and cash equivalents (including restricted cash and cash equivalents) and short-term investments as reduced by all long and short-term debts. Equity comprises all components excluding other components of equity (which comprises the cash flow hedges, translation of foreign operations and available-for-sale financial investments).

The following table summarizes the capital of the Company:

As at March 31,	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Equity (excluding other components of equity)	563,909	630,712	11,568.4

Cash and cash equivalents (Note 16 and 17)	17,232	14,420	264.5
Short-term investments (Note 15)	216,283	236,981	4,346.7

Total cash (a)	233,515	251,401	4,611.2
Short-term borrowings	53,983	26,287	482.1
Long-term borrowings	74,490	106,232	1,948.5

Total debt (b) (Note 19)	128,473	132,519	2,430.6
Net cash (a-b)	105,042	118,882	2,180.6

Total capital (equity — net cash)	458,867	511,830	9,387.8

Net cash to equity ratio	0.2	0.2	0.2

27. Shareholders’ equity

As at March 31, 2012 and 2013 the authorised share capital of SIIL comprised 5,000,000,000 equity shares with a par value of Re 1 each.

SIIL’s issued equity share capital was Rs. 3,361 million and Rs. 3,361 million ($61.6 million) as at March 31, 2012 and 2013, respectively, consisting of 3,361,207,534 equity shares.

Retained earnings includes amongst others, a general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the Indian Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves, as determined in accordance with applicable regulations, were Rs. 25,703 million and Rs. 27,703 million ($ 508.1 million) as at March 31, 2012 and 2013, respectively.

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as at March 31, 2012 and 2013 include Rs. 135 million and Rs. 546 million ($ 10.0 million) of debenture redemption reserve, respectively.

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of SIIL. Retained earnings of the standalone financial statements of SIIL include Rs. 769 million and Rs. 769 million ($14.1 million) of preference share redemption reserve as at March 31, 2012 and 2013.

Dividends

Each equity share holder is entitled to dividends as and when SIIL declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On April 25, 2012 the board of directors of SIIL recommended a final dividend of Rs. 1 per equity share for the year ended March 31, 2012, which was approved by the shareholders’ at the annual general meeting, held on July 14, 2012. The dividend and dividend distribution tax amounting to Rs. 3,361 million and Rs. 141 million respectively has since been paid during the year ended March 31, 2013.

On October 23, 2012 the board of directors of SIIL declared an interim dividend of Rs.1.10 ($ 0.02) for the year ended March 31, 2013. The dividend amounting to Rs. 3,696 million has been paid as on November 01, 2012.

On April 29, 2013 the board of directors of SIIL declared an interim dividend of Rs. 1.20 ($0.02) per equity share for the year ended March 31, 2013.The dividend amounting to Rs. 4,033 million has been paid on May 14, 2013.

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

The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)

The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse. During the year, Vedanta has granted a new LTIP tranche that shall vest based on the achievement of certain targets. The vesting schedule is staggered over a period of three years. Under the schemes, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and SIIL, the grant date fair value of the awards is recovered by Vedanta from SIIL.

The amount recovered by Vedanta and recognised by the Company in the consolidated statements of income for the financial year ended March 31, 2011, 2012 and 2013 was Rs. 353 million, Rs. 552 million and Rs. 814 million ($14.9 million) respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “Share-based payment”.

29. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

	For the year ended March 31,
	2011	2012	2013
Weighted average number of ordinary shares for basic earnings per share	3,361,207,534	3,361,207,534	3,361,207,534
Effect of dilution:
Convertible notes	85,737,600	—	—

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,446,945,134	3,361,207,534	3,361,207,534

Computation of basic and diluted earnings per share

Basic earnings per share:

	For the year ended March 31,
	2011	2012	2013	2013
	Rs. in millions (except EPS data)			US dollars in millions (except EPS data)
Profit for the year attributable to equity holders of the parent	48,898	38,998	53,895	988.5
Weighted average number of ordinary shares for basic earnings per share	3,361,207,534	3,361,207,534	3,361,207,534	3,361,207,534
Earnings per share (in Rs.)	14.55	11.60	16.03	0.3

Diluted earnings per share:

	For the year ended March 31,
	2011	2012	2013	2013
	Rs. in millions (except EPS data)			US dollars in millions (except EPS data)
Profit for the year attributable to equity holders of the parent	48,898	38,998	53,895	988.5
Adjustment in respect of convertible notes	(1,079)	—	—	—
Profit for the year after dilutive adjustment	47,819	38,998	53,895	988.5
Weighted average number of ordinary shares for diluted earnings per share	3,446,945,134	3,361,207,534	3,361,207,534	3,361,207,534
Diluted earnings per share (in Rs.)	13.87	11.60	16.03	0.3

The Company has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because their inclusion would have been anti-dilutive.

For the year ended March 31,	2011	2012	2013
Shares excluded from the calculation of dilutive EPS	—	85,737,600	85,737,600

30. Options to acquire subsidiary’s shares

a. Call option — HZL

SIIL’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”) (since merged with SIIL), had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As at March 31, 2012 and 2013, the Government of India’s holding in HZL was 29.5%. The second call option provides SOVL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option via its letter dated July 21, 2009. The Government of India disputed the validity of call option and has refused to act upon the second call option. Consequently the Company invoked arbitration and filed a statement of claim. The arbitration proceedings are under progress. The next date of hearing is fixed on November 13, 2013.

b. Call option — BALCO

SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, SIIL has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. SIIL exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option and contended that the clauses of the share holders agreement relating to the Company’s option violated the provision of Section 111A of the Indian Companies Act by restricting the rights of Government of India to transfer its shares and that as a result the share holders agreement was null and void. Subsequently arbitration proceedings commenced. The arbitration tribunal rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate section 111A(2) of the Indian Companies Act, 1956. Hence the Company filed an application under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi to set aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The High Court of Delhi passed an order dated August 10, 2011 directing our application and the application by the Government of India to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi and scheduled for final hearing on October 07, 2013.

On January 9, 2012, Sterlite offered to acquire the Government of India’s interests in HZL and Balco for Rs. 154,920 million ($ 2,841.5 million) and Rs. 17,820 million ($326.8 million), respectively. Sterlite has, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the Government of India on the same terms as the offer. This offer was separate from the contested exercise of the call options, and Sterlite proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore there is no certainty that the acquisition will proceed.

31. Commitments, contingencies, and guarantees

In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Company does not expect any material losses, was Rs. 88,681 million and Rs. 112,804 million ($ 2,069.0 million) as at March 31, 2012 and 2013 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Company had significant capital commitments as at March 31, 2012 and 2013 amounting to Rs. 100,951 million and Rs. 68,905 million ($ 1,263.8 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 19,027 million ($ 349.0 million) (previous year Rs. 65,552 million) for its commercial power generation business, Rs. 6,220 million ($ 114.1 million) (previous year Rs. 10,892 million) for capacity expansion at BALCO , Rs. 27,777 million ($ 509.5 million) (previous year Rs. 7,969 million) for capacity expansion at HZL and Rs. 15,076 million ($ 276.5 million) (previous year Rs. 12,613) at Sterlite.

Export obligations

The Company had export obligations of Rs. 146,267 million and Rs. 146,070 million ($ 2,679.2 million) as at March 31, 2012 and 2013 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If the Company is unable to meet these obligations, its liability would be Rs. 23,149 million ($ 424.6 million) (Previous year Rs. 22,482 million) reduced in proportion to actual exports. Due to the remote likelihood of the Company being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its consolidated financial statements.

ii. Contingencies

Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. As at March 31, 2012 and 2013, the total claim related to these liabilities is Rs. 8,144 million and Rs. 10,211 million ($ 187.3 million) respectively. The Company has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 212 million and Rs. 294 million ($ 5.4 million) as current liabilities as at March 31, 2012 and 2013 respectively.

The claims by third party claimants amounted to Rs. 5,792 million and Rs. 7,133 million ($ 130.8 million) as at March 31, 2012 and 2013 respectively. The Company has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 536 million and Rs. 1,046 million ($ 19.2 million) as current liabilities as at March 31, 2012 and 2013 respectively.

Vedanta Aluminium has certain disputes which are in appeal. Disputed liabilities in appeal primarily relates to entry tax on the import of goods and other amounting to Rs. 1,572 million and Rs. 5,878 million ($ 107.8 million), being the proportionate share of the Company in the referred contingencies as at March 31, 2012 and 2013 respectively. The Company has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material effect on Company’s financial conditions or results of operations.

b. Guarantees

The Company has given guarantees in the normal course of business as stated below:

•

Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 12,442 million and Rs. 24,196 million ($ 443.8 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2012 and 2013 respectively. The Company does not anticipate any liability on these guarantees.

•

Corporate guarantee of Rs. 31,000 million and Rs. 42,221 million ($ 774.4 million) on behalf of Vedanta Aluminium for obtaining credit facilities as at March 31, 2012 and 2013 respectively. The Company, has issued corporate guarantees of Rs. 14,383 million and Rs. 14,383 million ($ 263.8 million) as at March 31, 2012 and 2013 respectively, on behalf of Vedanta Aluminium, for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India for the referred periods. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company will be liable to pay the dues to the Government of India. As at March 31, 2012 and 2013, the Company determined that it has no liability on these corporate guarantees.

•

A bank guarantee amounting to AUD 5.0 million (Rs. 284 million or $ 5.2 million) as at March 31, 2013 (Previous year AUD 5.0 million or Rs. 266 million), in favour of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($ 5.9 million). These liabilities have been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 164 million or $ 3.0 million) as at March 31, 2013 (Previous year AUD 2.9 million or Rs. 154 million), in favour of the State Government of Queensland, Tasmania, Australia, as security against rehabilitation liabilities that are expected to occur at the closure of the mine on behalf of Thalanga Copper Mines Proprietary Limited (“TCM”). The same guarantees are backed up by the issuance of a corporate guarantee of AUD 2.9 million (Rs. 164 million or $ 3.0 million). The environmental liability has been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Bank indemnity guarantees amounting to ZAR 20.2 million (Rs. 119 million or $ 2.2 million) as at March 31, 2013 (Previous year ZAR 20.2 million or Rs. 133 million), in favour of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in the Company’s consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•

Performance bank guarantees amounting to Rs. 3,368 million and Rs. 2,962 million ($ 54.3 million) as at March 31, 2012 and 2013 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2012 and 2013 was Rs. 4,763 million and Rs. 5,189 million ($ 95.2 million) respectively. The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 242 million and Rs. 704 million ($ 12.9 million) for litigation, against provisional valuation of custom duty and for other liabilities as at March 31, 2012 and 2013 respectively. The Company does not anticipate any liability on these guarantees.

The Company’s outstanding guarantees cover obligations aggregating Rs. 66,198 million and Rs. 89,655 million ($ 1,644.4 million) as at March 31,2012 and 2013 respectively, the liabilities for which have not been recorded in its consolidated financial statements.

c. Other matters

i)	Asarco had filed a suit in US Court against the Company for alleged breach of the Purchase and Sale agreement signed in May 2008. US Bankruptcy Court heard the matter and vide its order dated February 13, 2012 and February 27, 2012, has ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages which has been recognised in the consolidated statements of income during the previous year. The Company and Asarco have filed notice of appeal against this judgment which is yet to be heard.

ii)	In response to various writ petitions filed in the year 1996-98 challenging the environment clearances for setting up of the copper smelter at Tuticorin, the Madras High Court by its order dated 28th September 2010 ordered the closure of the smelter at Tuticorin, The Company has filed Special Leave Petition (SLP) in the Supreme Court of India against the impugned order of Madras High Court and the Honourable Supreme Court stayed the order of the High Court. The Honourable Supreme Court in subsequent hearings directed Tamilnadu Pollution Control Board (‘TNPCB”) to issue directions to implement the improvement measures suggested by National Environmental Engineering Research Institute (“NEERI”), Central Pollution Control Board (“CPCB”) and TNPCB.

On April 2, 2013, the Honorable Supreme Court upheld the Company’s appeal filed in 2010 against the Madras High Court order for the Tuticorin smelter closure. The Company has complied with all the recommendations for improvements ordered by the TNPCB. The Company was ordered to deposit Rs 1000 million ( $ 18.3 million ) within a period of three months with the District Collector of Tuticorin which will be used to improve the environment, including soil and water, in the vicinity of the plant. The compensation ordered by the Supreme Court has been recognized in the financial statements during the year as part of administration expenses.

iii)	Following a few public complaints against emissions, the TNPCB ordered closure of the Tuticorin Copper Smelter on March 29, 2013. On April 1, 2013 the Company filed a petition in the National Green Tribunal (“NGT”) challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The NGT passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations subject to certain conditions. The Company recommenced operations on June 16, 2013. The expert committee constituted by the NGT submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the NGT ruled on July 15, 2013 that the copper smelter could remain open and reserved its order. The NGT has also directed the company to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. However, the TNPCB filed a notice of appeal against the interim order of the NGT. The next date of hearing is fixed on August 5, 2013.

iv)	The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totalling Rs.3,339 million (US$61.2 million). These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes that the likelihood of this claim becoming an obligation of the Company is remote and thus no provision has been made in the financial statements. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and has obtained a stay in respect of these demands.

v)	TSPL has entered into a long term Power Purchase Agreement (PPA) with PSPCL for supply of power. As per the terms of the PPA, PSPCL was obligated to fulfill certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However due to delay in fulfillment of the obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been a delay in the project as compared to the PPA timelines. On the basis of legal opinion obtained, TSPL is of the view that PSPCL would not be able to sustain any claim for liquidated damages for the above stated reasons and accordingly, no provision is considered necessary.

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

Copper

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZE in the UAE.

Zinc India

The Company’s zinc India business is owned and operated by HZL in which it has a 64.9% interest as at March 31, 2013. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh were suspended during the last quarter of fiscal 2012. There is no impairment recognized for the Visakhapatnam facility in the consolidated statements of income during the year.

Zinc International

The Company’s zinc International business comprises 100 % of Skorpion, which owns the Skorpion mine and refinery in Namibia, 100 % of Lisheen, which owns the Lisheen mine in Ireland and a 74 % stake in Black Mountain, whose assets include the Black Mountain mine and the Gamsberg mine project in South Africa.

Aluminum

The aluminum business is owned and operated by BALCO. BALCO’s operations include two bauxite mines, one alumina refinery, one aluminum smelter and two captive power plants, of which the 270 MW power plant is now used for commercial purposes, since the shutdown of the 100,000 tpa smelter, in the State of Chhattisgarh in Central India.

Power

The Company’s power business comprises SEL and TSPL which are engaged in the power generation business in India. SEL completed construction of its 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility in the State of Orissa in Eastern India and all the four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the PSPCL for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. The power business also include the 274 MW of wind power plants commissioned by HZL and 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009.

Other

The operating segment “other” includes Paper, infrastructure and other activities. The Company’s infrastructure activities mainly include VGCB, in which the Company owns a 74% interest. Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit (Earnings before interest, depreciation and amortization, share in loss of associate and tax) amounts are evaluated regularly by the Board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments as is the Company’s share in loss of associate. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 486 million, Rs. 622 million and Rs. 537 million ($9.8 million) which is at cost for the year ended March 31, 2011, 2012 and 2013 respectively.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the year ended March 31, 2011, 2012 and 2013.

a. For the year ended March 31, 2011

	Copper	Zinc India	Zinc International	Aluminum	Power	Total reported Segments	Other	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Revenue
Sales to external customers	156,610	98,444	9,961	30,175	7,282	302,472	—	—	302,472
Inter-segment sales	—	—	—	70	486	556	—	(556)	—

Segment revenue	156,610	98,444	9,961	30,245	7,768	303,028	—	(556)	302,472

Results
Segment profit	11,247	55,343	4,247	5,866	3,354	80,057	(61)	—	79,996
Depreciation and amortisation	(2,049)	(4,429)	(2,655)	(2,371)	(917)	(12,421)	(1)	—	(12,422)

Operating profit	9,198	50,914	1,592	3,495	2,437	67,636	(62)	—	67,574

Investment and other income									21,933
Finance and other costs									1,096
Share in consolidated loss of associate									(3,082)

Profit before tax									87,521

Income tax expense									(18,810)

Profit for the year									68,711

Assets and liabilities
Assets
Segment assets	74,923	91,541	77,446	86,026	98,582	428,518	1,924	—	430,442
Investment in associate									1,879
Financial assets investments									1,233
Short-term investments									203,111
Cash and cash equivalents including restricted cash									21,526
Loan to related parties									87,705
Current tax asset									827

Total assets									746,723

Liabilities
Segment liabilities	57,177	9,310	10,780	12,652	15,049	104,968	21	—	104,989
Short-term borrowings									37,948
Current tax liabilities									2,356
Long term borrowings including convertible notes									53,559
Deferred tax liabilities									27,998

Total liabilities									226,850

Additions to property, plant and equipment	6,028	13,315	309	19,472	16,720	55,844	—	—	55,844
Additions to property, plant and equipment and intangible assets arising from acquisition	—	—	65,971	—	—	65,971	—	—	65,971

`

b. For the year ended March 31, 2012

	Copper	Zinc India	Zinc International	Aluminum	Power	Total reported Segments	Other	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Revenue
Sales to external customers	201,647	111,319	41,272	31,089	24,333	409,660	2,403	—	412,063
Inter-segment sales	—	—	1,499	30	1,128	2,657	—	(2,657)	—

Segment revenue	201,647	111,319	42,771	31,119	25,461	412,317	2,403	(2,657)	412,063

Results
Segment profit	9,943	59,254	17,367	3,998	5,881	96,443	(46)	—	96,397
Depreciation and amortization	(2,173)	(5,236)	(11,359)	(2,653)	(3,681)	(25,102)	(1)	—	(25,103)

Operating profit	7,770	54,018	6,008	1,345	2,200	71,341	(47)	—	71,294

Investment and other income									28,829
Finance and other costs									(12,042)
Share in loss of associate									(8,767)

Profit before tax									79,314
Income tax expense									(20,077)

Profit for the year									59,237

Assets and liabilities
Assets
Segment assets	74,884	98,343	69,485	103,278	143,082	489,072	3,230	—	492,302
Financial assets investments									9,620
Short-term investments									216,283
Cash and cash equivalents including restricted cash									17,232
Loan to related parties									106,834
Current tax asset									618

Total assets									842,889

Liabilities
Segment liabilities	61,465	9,419	10,237	15,077	20,815	117,013	759	—	117,772
Short-term borrowings									53,983
Current tax liabilities									539
Long term borrowings including convertible notes									74,490
Deferred tax liabilities									24,920

Total liabilities									271,704

Additions to property, plant and equipment	5,909	15,578	2,320	19,253	35,701	78,761	—	—	78,761

c. For the year ended March 31, 2013

	Copper	Zinc India	Zinc International	Aluminum	Power	Total reported Segments	Other	Elimination	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue
Sales to external customers	217,374	123,241	43,475	34,148	30,800	449,038	3,512	—	452,550	8,300.6
Inter-segment sales	—	—	—	109	579	688	—	(688)	—	—

Segment revenue	217,374	123,241	43,475	34,257	31,379	449,726	3,512	(688)	452,550	8,300.6

Results
Segment profit	10,866	63,270	15,712	2,649	10,125	102,622	(61)	—	102,561	1,881.1
Depreciation and amortization	(2,351)	(5,844)	(10,634)	(2,321)	(4,874)	(26,024)	(11)	—	(26,035)	(477.5)

Operating profit	8,515	57,426	5,078	328	5,251	76,598	(72)	—	76,526	1,403.6

Investment and other income									36,693	673.0
Finance and other costs									(11,183)	(205.1)
Share in loss of associate									(7,736)	(141.9)

Profit before tax									94,300	1,729.6
Income tax expense									(15,555)	(285.3)

Profit for the year									78,745	1,444.3

Assets and liabilities
Assets
Segment assets	102,881	112,587	54,899	113,110	174,244	557,721	8,194	—	565,915	10,379.9
Financial assets investments									1,200	22.0
Deferred Tax Asset									162	3.0
Short-term investments									236,981	4,346.7
Cash and cash equivalents including restricted cash									14,420	264.5
Loan to related parties									136,086	2,496.1
Current tax asset									1,120	20.5

Total assets									955,884	17,532.7

Liabilities
Segment liabilities	92,832	10,770	10,703	20,056	33,121	167,482	1,188	—	168,670	3,093.8
Short-term borrowings									26,287	482.1
Current tax liabilities									3,153	57.8
Long term borrowings including convertible notes									106,232	1,948.5
Deferred tax liabilities									16,797	308.1

Total liabilities									321,139	5,890.3

Additions to property, plant and equipment	4,864	15,418	1,949	10,841	38,091	71,163	47	—	71,210	1,306.1
Additions to leasehold land prepayments	—	120	—	4	—	124	—	—	124	2.3
Additions to intangible assets	37	108	—	79	45	269	5,881	—	6,150	112.8

Geographical Segment Analysis

The Company’s operations are primarily located in India. The following table provides an analysis of the Company’s sales by geographical market irrespective of the origin of the goods:

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
India	187,454	229,163	264,688	4,854.9
China	16,357	52,060	62,280	1,142.3
Belgium	18,538	42,338	23,713	434.9
Other	80,123	88,502	101,869	1,868.5

	302,472	412,063	452,550	8,300.6

The following is an analysis of the carrying amount of non-current assets, being property, plant and equipment, intangible assets and leasehold prepayments analysed by the geographical area in which the assets are located:

	As at March 31
	2012	2013	2013
	Carrying amount	Carrying amount	Carrying amount
	(Rs. in millions)		(US dollars in millions)
India	334,323	393,424	7,216.1
Australia	1,205	1,731	31.8
South Africa	24,624	21,160	388.1
Namibia	21,507	14,788	271.2
Ireland	11,192	8,444	154.9
UAE	1,039	1,203	22.1

	393,890	440,750	8,084.2

33. Related party transactions

The Company’s subsidiaries as at March 31, 2013 are as follows:

Subsidiaries	Principal activities	The Company’s percentage holding (in % as at March 31, 2013)	Immediate holding Company	Immediate holding company’s percentage holding (as at March 31, 2013)
BALCO	Aluminium mining and smelting	51	SIIL	51

CMT	Copper mining	100	Monte Cello B.V.	100

Fujairah Gold FZE	Precious metal processing	100	CMT	100

HZL	Zinc mining and smelting	64.9	SIIL	64.9

Monte Cello B.V.	Holding Company	100	SIIL	100

SEL	Energy generation	100	SIIL	100

Sterlite Infra Limited (“SIL”)	Infrastructure projects and Holding company	100	SIIL	100

TCM	Copper mining	100	Monte Cello B.V.	100

Sterlite (USA)	Financing company	100	SIIL	100

TSPL	Energy generation	100	SEL	100

THL Zinc Ventures Limited (“THLZVL”)	Investment company	100	SIL	100

THL Zinc Limited (“THLZL”)	Investment company	100	THLZVL	100

THL Zinc Holding BV (“THLZBV”)	Investment company	100	SIL	100

Skorpion	Mining and exploration	100	THLZL	100

Skorpion Zinc (Pty) Ltd	Investment company	100	Skorpion	100

Skorpion Mining Company (Pty) Ltd	Zinc mining	100	Skorpion Zinc (Pty) Ltd	100

Namzinc (Pty) Ltd	Zinc refinery	100	Skorpion Zinc (Pty) Ltd	100

Amica Guesthouse (Pty) Ltd	Accommodation and catering services	100	Skorpion Zinc (Pty) Ltd	100

Rosh Pinah Health Care (Pty) Ltd	Leasing out of medical equipment and building and conducting services related thereto	64	Skorpion Zinc (Pty) Ltd	64

BMM	Zinc mining and milling	74	THLZL	74

Lisheen	Investment company	100	THLZBV	100

Vedanta Lisheen Mining Limited	Zinc mining and milling	100	Lisheen	100

Killoran Lisheen Mining Limited	Zinc mining and milling	100	Lisheen	100

KilloranLisheen Finance Limited	Investment company	100	Lisheen	100

Lisheen Milling Limited	Manufacturing of zinc & lead	100	Lisheen	100

Sterlite Ports Limited	Investment company	100	SIIL	100

Sterlite Infraventures Limited	Investment company	100	SIIL	100

VGCB	Infrastructure	74	SIIL	74

PMCBPL	Infrastructure	74	SIIL	74

Pecvest 17 Proprietary Limited	Investment company	100	THLZL	100

Lisheen Mine Partnership**	Mining partnership firm	100	Killoran Lisheen Mining Limited and Vedanta Lisheen Mining Limited	100

Lakomasko BV.	Investment company	100	THLZL	100

**	Entities registered as other than Corporate entity.

The Company owns directly or indirectly through subsidiaries, more than half of the voting power of all of its subsidiaries as mentioned in the list above, and the Company is able to govern its subsidiaries’ financial and operating policies so as to benefit from their activities.

Ultimate controlling party

As at March 31, 2013, the immediate parent of the Company is Twin Star Holding Limited and the ultimate controlling party of the Company is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Executive Chairman, Mr. Anil Agarwal. Volcan Investment Limited and Twin Star Holdings Limited do not produce Group financial statements. Vedanta Resources Plc is the intermediate holding company of the Company.

List of related parties and relationships

A)	Entities Controlling the Company (Holding Companies)

•	Vedanta Resources Plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	Vedanta Resources Holding Limited (“VRHL”)

•	Volcan

B)	Fellow subsidiaries

•	The Madras Aluminium Company Limited (“MALCO”)

•	Vedanta Jersey Investments Limited (“VJIL”)

•	Welter Trading Limited (“WTL”)

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”) [merged with Sesa Goa Limited on February 14, 2011]

•	Sesa Resources Limited (formerly V S Dempo and Company Private Limited)

•	Sesa Mining Corporation Private Limited (formerly Dempo Mining Corporation Private Limited)

•	Cairn India Limited

•	Richter Holding Limited (“RHL”)

•	Bloom Fountain Limited

•	Vedanta Resource Cyprus Limited

•	Konkola Copper Mines plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

C)	Other related parties

•	Vedanta Foundation

•	Anil Agarwal Foundation Trust

•	Vedanta Medical Research Foundation (“VMRF”)

•	Political and Public Awareness Trust (“PPAT”)

•	Sterlite Technologies Limited (“STL”)

•	Sterlite Iron and Steel Company Limited (“SISCL”)

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

D)	Fellow subsidiary cum associate of the Company

•	Vedanta Aluminium Limited (“Vedanta Aluminium”)

E)	Key managerial personnel

•	Mr. Anil Agarwal, Non executive chairman

•	Mr. Navin Agarwal, Executive vice-chairman

•	Mr. Tarun Jain, Director of finance

•	Mr. M. S. Mehta, Chief Executive Officer

•	Mr. D. D. Jalan, Chief Financial Officer and Whole time director

The Company enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2011, 2012 and 2013 is noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

	For the year ended March 31,
	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Sales
STL	1,495	2,134	1,619	29.7
MALCO	2	2	112	2.1
Vedanta Aluminium	461	577	810	14.9

Total	1,958	2,713	2,541	46.7

Purchases of goods/services
STL	238	341	254	4.7
Sesa Industries	68	—	—	—
Sesa Goa	8	97	65	1.2
Vedanta Aluminium	4,396	9,400	6,520	119.6
KCM	3,839	27	22,363	410.2
MALCO	401	859	1,288	23.6
Anil Agarwal Foundation Trust	—	1	—	—

Total	8,950	10,725	30,490	559.3

Rent income
Vedanta Aluminium	35	35	14	0.3

Total	35	35	14	0.3

Interest income / (Finance costs)
Vedanta	(32)	7	68	1.2
Vedanta Aluminium	6,757	8,890	9,710	178.1
KCM	45	—	—	—
RHL	—	—	55	1.0
Twin star		2	56	1.0
STL	—	—	1	0.0
VRHL	(41)	(16)	—	—
VJIL	111	73	109	2.0
WTL	42	94	279	5.1

Total	6,882	9,050	10,278	188.4

Dividend paid
MALCO	(96)	(251)	(251)	(4.6)
Twin star	(1,722)	(3,857)	(3,857)	(70.7)

Total	(1,818)	(4,108)	(4,108)	(75.3)

Representative office and consultancy fee
Vedanta	(228)	(240)	(272)	(5.0)

Total	(228)	(240)	(272)	(5.0)

Service income
Vedanta	9	10	11	0.2

Total	9	10	11	0.2

Loans given/(repaid) during the year
Vedanta Aluminium	45,000	17,124	15,409	282.6
Vedanta Aluminium	(68,650)	(1,000)	(8,700)	(159.6)
KCM	(6,983)	—	—	—
Vedanta	—	4,144	1,943	35.6
Vedanta	—	(64)	(909)	(16.7)
Twin star	—	2,397	3,544	65.0
VJIL	7,023	—	—	—
VJIL	(3,923)	—	—	—
Richter	—	—	10,758	197.3
WTL	4,558	3,704	10,341	189.7

Total	(22,975)	26,305	32,386	593.9

Loan received/(repaid) during the year
VRHL	15,738	—	—	—
VRHL	(10,838)	(5,202)	—	—

Total	4,900	(5,202)	—	—

Guarantees outstanding - given / (taken)**
Vedanta Aluminium	46,384	45,383	56,604	1,038.2
Vedanta	(6,407)	(6,140)	(2,720)	(49.9)

Total	39,977	39,243	53,884	988.3

Donations
Sterlite Foundation	44	86	54	1.0
VMRF	435	252	259	4.8
Anil Agarwal Foundation Trust	—	—	1	0.0
PPAT	1	50	50	0.9

Total	480	388	364	6.7

Purchase/(sale) of property, plant and equipment
Vedanta Aluminium	(40)	10	—	—
Anil Agarwal Foundation Trust		(39)	—	—

Total	(40)	(29)	—	—

The significant receivables from and payables to related parties as at March 31, 2012 and March 31, 2013 are set out below:

	As at March 31,
	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Receivable from:
STL	332	350	6.4
Vedanta Aluminium	4,937	13,053	239.4
MALCO	21	8	0.1
KCM	47	109	2.0
Sesa Goa	6	23	0.4
Anil Agarwal Foundation Trust	1	(1)	(0.0)
Sesa Resources Limited	1	17	0.3
Sesa Mining Corporation Private Limited	2	5	0.1
Bloom Fountain Limited	—	1	0.0
RHL	—	43	0.8
Sterlite Iron and Steel Company Limited	17	22	0.4
Welter Trading Limited	32	153	2.8
Vedanta Jersey Investments Limited	26	32	0.6
Cairn India Limited	1	1	0.0
Vedanta Foundation	0	0	0.0
Vedanta	14	26	0.5
Twin Star	3	51	1.0

Total	5,440	13,893	254.8

Loans to:
Vedanta Aluminium	95,514	104,855	1,923.2
RHL	—	10,732	196.8
Welter Trading Limited	9,067	19,902	365.0
Vedanta Jersey Investments Limited	3,479	3,700	67.9
Vedanta	4,354	5,659	103.8
Twin Star	2,558	6,246	114.6

Total	114,972	151,094	2,771.3

Payable to:
STL	3	3	0.1
Vedanta Aluminium	1,251	606	11.1
Vedanta	1,539	1,211	22.2
MALCO	53	—	—
Sesa Goa Limited	—	2	0.0
Sesa Resources Limited	—	1	0.0
Sesa Mining Corporation Private Limited	—	1	0.0
Anil Agarwal Foundation Trust	—	1	0.0
KCM	12	—	—

Total	2,858	1,825	33.4

**	Maximum guarantee amount and does not represent actual liability.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made in ordinary course of business. There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31 2013, the Company has not recorded any impairment of receivables relating to amounts owed by related parties (2013 and 2012: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Loans to holding companies

From time to time the Company has given loan to Vedanta to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 5,659 million ($ 103.8 million). These unsecured loans have been provided on fixed and floating basis interest rates and carry an average interest rate of 1.58% per annum and are repayable on various dates till November 2013. During the year loans amounting to Rs 4,533 million ($ 83.1 million) were renewed on maturity on fresh terms and conditions.

The Company has given loans to Twin Star to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 6,246 million ($ 114.6 million). These unsecured loans have been provided on fixed and floating basis interest rates and carry an average interest of rate of 1.59% per annum and repayable on various dates till March 2014. Loans given to Twinstar are supported by a Letter of comfort from Vedanta.

Loans to associate

The loans granted to Vedanta Aluminium are intended to finance its planned capital expenditures. These loans are unsecured. Loans receivable as at March 31, 2013 was Rs. 104,854 million ($ 1,923.2 million) comprising of term loans amounting to Rs. 6,890 million ($ 126.4 million) on which the interest is charged at 11.0% (bank rate as declared by Reserve Bank of India “RBI” plus 2%) repayable in quarterly installments of Rs 250 million ($ 4.6 million) till March 2020, 9% cumulative preference shares amounting to Rs. 32,631 million ($ 598.5 million) redeemable in March 2022 and one year loans amounting to Rs. 65,333 million ($ 1,198.3 million) at an average interest rate of 9.88% repayable on various dates till March 2014. Loans given to Vedanta Aluminium are supported by a Letter of comfort from Vedanta. During the year loans amounting to Rs 53,210 million ($ 976.0 million) were renewed upon maturity on fresh terms and conditions.

Loans to fellow subsidiaries

The Company has given loans to Welter Trading Limited to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 19,902 million ($ 365.0 million). These unsecured loans have been provided on fixed and floating basis interest rates at an average rate of 1.65% per annum and are repayable on various dates till March 2014. Loans given to Welter Trading Limited are supported by a Letter of comfort from Vedanta. During the year loans amounting to Rs 9,651 million ($ 177.0 million) were renewed upon maturity on fresh terms and conditions.

The Company has given a loan to VJIL to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs 3,700 million ($ 67.9 million). This unsecured loan carries an interest rate of 1.3% per annum and is repayable in April 2013. Loan given to VJIL are supported by a Letter of comfort from Vedanta. During the year loans amounting to Rs 3,700 million ($ 67.9 million) were renewed upon maturity on fresh terms and conditions.

The Company has given loans to Richter Holdings Limited to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs 10,732 million ($ 196.8 million). These unsecured loans have been provided on fixed and floating basis interest rates at an average rate of 1.66% per annum and are repayable on various dates till March 2014. Loans given to Richter Holdings Limited are supported by a Letter of comfort from Vedanta.

Remuneration of key management personnel

The remuneration of the key management personnel of the Company are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Short-term employee benefits	133	200	264	4.8
Post employment benefits	16	18	20	0.4
Share based payments	33	54	79	1.4

	182	272	363	6.6

Details of transactions during the year with post retirement trusts:

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Balco Employees Provident Fund Trust	151	129	141	2.6
Hindustan Zinc Ltd Employees Contributory Provident Fund Trust	220	248	269	4.9

	371	377	410	7.5

34. Other notes

(a) Components of other comprehensive income – cash flow hedges

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Net gain/(loss) arising during the year	251	(222)	223	4.1
Reclassification adjustments for net gain/(loss) included in the consolidated statements of income	(348)	(232)	276	5.1

Net gain/(loss) on cash flow hedges recognised in other comprehensive income, net of tax	(97)	(454)	499	9.2

(b) Exchange gain/(loss) recognised in the consolidated statements of income:

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Other operating income	32	(752)	(582)	(10.7)
Cost of sales	420	(4,980)	(3,268)	(59.9)
Administration expenses	—	—	(268)	(4.9)
Investment and other income	788	18	667	12.2
Finance and other costs	746	(7,704)	(5,648)	(103.6)

Total	1,986	(13,418)	(9,099)	(166.9)

(c). The Company presents the consolidated statements of income by disclosing expenses by function. The consolidated statements of income disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2011	2012	2013	2013
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Revenue	4	302,472	412,063	452,550	8,300.6
Other operating income		2,366	1,398	1,883	34.5
Investment and other income	5	21,933	28,829	36,693	673.0

Total Income		326,771	442,290	491,126	9,008.1
Increase/(decrease) in inventories of finished goods and work-in-progress		4,947	(635)	(1,447)	(26.5)
Raw materials and other consumables used		(209,334)	(280,337)	(312,329)	(5,728.7)
Employee costs		(11,896)	(17,073)	(19,419)	(356.2)
Costs associated with Asarco [refer note 31(c)(i)]		—	(4,233)	(268)	(4.9)
Other costs		(8,559)	(14,786)	(18,409)	(337.7)
Depreciation and amortisation		(12,422)	(25,103)	(26,035)	(477.5)
Finance and other costs	6	1,096	(12,042)	(11,183)	(205.1)
Share in consolidated loss of associate	10	(3,082)	(8,767)	(7,736)	(141.9)

Profit before tax		87,521	79,314	94,300	1,729.6

Income tax expense	7	(18,810)	(20,077)	(15,555)	(285.3)

Profit for the year		68,711	59,237	78,745	1,444.3

(d). Employee costs

For the year ended March 31,	2011	2012	2013	2013
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions
Salaries, wages and bonuses	9,540	15,389	17,938	329.1
Defined contribution pension scheme costs	510	819	736	13.5
Defined benefit pension scheme costs	1,278	372	569	10.4
Voluntary retirement expenses	568	493	176	3.2

	11,896	17,073	19,419	356.2

35. Merger with Sesa Goa

On February 25, 2012, Sterlite, Sesa Goa and Vedanta announced an all-share merger of Vedanta’s majority-owned subsidiaries Sesa Goa and Sterlite to create Sesa Sterlite (“SesaSterlite”) and a consolidation of various subsidiaries held within Vedanta (the “Scheme”).

Under the Scheme the following steps are proposed to occur:

(i)	Vedanta’s 70.5% shareholding in Vedanta Aluminium will be consolidated into Sesa Goa in consideration for the issue to Vedanta of 72.3 million Sesa Goa shares;

(ii)	Sterlite will be merged into Sesa Goa, which will be renamed SesaSterlite, in consideration for the issue to Sterlite shareholders (other than MALCO) of three Sesa shares for every five existing Sterlite shares and the issue to holders of Sterlite’s American Depository Shares (“Sterlite ADSs”) of three Sesa ADSs for every five existing Sterlite ADSs;

(iii)	MALCO’s power business will be hived off to Vedanta Aluminium for cash consideration of Rs 1,500 million;

(iv)	MALCO will be merged into Sesa Goa in consideration for the issue of 78.7 million Sesa Goa shares to shareholders of MALCO;

(v)	SEL will be merged into Sesa Goa;

(vi)	Vedanta Aluminium’s aluminium business will be demerged into Sesa Goa; and

(vii)	Vedanta’s 38.7%. Shareholding in Cairn India Limited, together with debt of approximately US$ 5.9 billion incurred by Vedanta to acquire that interest in Cairn India Limited, will be transferred to Sesa Goa for nominal consideration.

Sesa Goa, Sterlite, MALCO, Vedanta Aluminium and SEL are together, the “Scheme Companies”. The boards of directors of the Scheme Companies, having received independent financial advice, have approved the Scheme.

The Honourable High Court of Judicature of Bombay at Goa, by order dated April 03, 2013, has approved the Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, Madras Aluminium Company Limited, SEL, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors (‘Composite Scheme’). The Scheme of Amalgamation and Arrangement approved by the Honourable High Court of Judicature of Bombay at Goa has been subsequently appealed by a shareholder. The hearings in the appeal are over and order is awaited. The Scheme of Amalgamation of Ekaterina Limited with Sesa Goa Limited and their respective Shareholders and Creditors (‘Ekaterina Scheme’) was earlier approved by the Supreme Court of Mauritius by its order dated August 24, 2012. The Honourable High Court of Madras has also approved the Scheme of Amalgamation and Arrangement of SIIL with Sesa Goa Limited on July 25, 2013.

Notwithstanding the foregoing, the Scheme shall come into effect upon sanction by the respective jurisdictional High Court and other statutory approvals. The final approval of the Scheme has not occurred, and therefore the proposed Scheme has had no impact on the consolidated financial statements of Sterlite for any of the periods presented herein.

36. Subsequent Events

There have been no material events other than disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements for the year ended March 31, 2013.