Form 20-F
period 2014-03-31
SESA STERLITE LTD
filed 2014-08-15
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2014

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

From the transition period from                      to

Commission file number 001-33175

Sesa Sterlite Limited

(Exact Name of Registrant as specified in its charter)

Republic of India	Sesa Ghor 20, EDC Complex, Patto Panaji, Goa – 403 001, India
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Rajiv Choubey

Company Secretary and Head Legal

Core 6, Third Floor, Scope Complex

7 Lodhi Road, New Delhi - 110 003, India

(91) 11 49166124

rajiv.choubey@vedanta.co.in

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depositary Shares each representing four equity shares par value Re. 1 per equity share.	New York Stock Exchange
(Title of Each Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2014, 2,964,674,487 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 249,110,480 equity shares were held in the form of 62,277,620

American Depositary Shares or ADSs.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                Non-accelerated  filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

3

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, we refer to information regarding the zinc, oil and gas, iron ore, copper, aluminium and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

On February 25, 2012, Vedanta Resources Plc (“Vedanta”), the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited (“Cairn India”) and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited (“Sesa Sterlite” or “SSL”) and a consolidation of various subsidiaries held by Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). The Re-organization Transactions were completed during the fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. Please see “Item 5. Operating and Financial Review and Prospects – Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

Sterlite Energy was a wholly owned subsidiary of SIIL and SIIL, Vedanta Aluminium, Sesa Goa, MALCO and Cairn India were subsidiaries of Vedanta, the ultimate holding company. Therefore, the Re-organization Transactions (as described elsewhere in this Annual Report) fall within the purview of the common control business combination transactions. The accounting policies described in Notes 1 and 3.D.-“Business Combinations” of the consolidated financial statements included elsewhere in this Annual Report requires that financial statements of the combined entity, Sesa Sterlite, be retroactively adjusted, as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control, where such a date is later). Accordingly the financial information for the fiscal years ended March 31, 2010, 2011, 2012 and 2013 have been retroactively adjusted (“recast”) giving effect to the Re-organization Transactions. The financial information for the fiscal year ended March 31, 2014 gives effect to the Re-organization Transactions for the full fiscal year 2014. The financial information of Cairn India is included from December 8, 2011, the date of acquisition of Cairn India by Vedanta.

In this Annual Report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, for the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “Rs.”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Indian Rupees to US dollars at the rate of Rs. 60.00 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2014; (ii) from Australian dollars to US dollars at the rate of AUD 1.08 per $1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2014; (iii) from South African Rand to US dollars at the rate of ZAR 10.53 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2014 and (iv) from Namibian dollars to US dollars at the rate of NAD 10.58 per $1.00 based on the exchange rate quoted by Oanda (data available at www.oanda.com) as of March 31, 2014. As of July 31, 2014, the exchange rate between US dollars and Indian Rupees was $ 1.00 = Rs. 60.55 as quoted by the Federal Reserve Bank of New York.

In this Annual Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rs”, “Rupees” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mmtpa” are to million metric tons per annum, references to “dmt” are to dry million metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “bbls” are to barrels, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “bcf” are to billion cubic feet. References to net oil and gas production are to the entitlement interest production of Cairn India, in which the Ravva royalty is not netted off.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” for more information on these companies and their relationships to us. Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report to “we”, “us”, “our”, “Sesa Sterlite”, “our Company” or “our consolidated group of companies” mean Sesa Sterlite, its consolidated subsidiaries and its predecessors, collectively, including Cairn India and its subsidiaries, Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Sterlite Infra Limited, Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“ Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited(“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited , Sterlite Infraventures Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Pecvest 17 Proprietary Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Goa Energy Limited (“GEL”), Bloom Fountain Limited (“BFL”), Twin Star Energy Holdings Limited (“TEHL”), Twin Star Mauritius Holdings Limited (“TMHL”), Western Cluster Limited (“WCL”), Vedanta Exploration Ireland Limited, Maritime Ventures Private Limited and Twinstar Energy Holding Limited.

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Konkola Resources Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, Sesa Sterlite Mauritius Holdings Limited and Sterlite Grid Limited. References to the “Group” is to Sesa Sterlite and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

In this Annual Report, references to The London Metal Exchange Limited (“LME”), price of zinc, oil and gas, iron ore, copper, aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated. References to primary market share in this Annual Report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

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

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Sesa Sterlite’s commercial power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipelines and terminals may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial data presented below as of March 31, 2013 and 2014 and for the years ended March 31, 2012, 2013 and 2014 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. These consolidated financial statements have been audited by Deloitte Haskins & Sells LLP, Mumbai, India, or Deloitte, our independent registered public accounting firm, and included elsewhere in this Annual Report. Deloitte Haskins & Sells, Chartered Accountants, Mumbai (the firm), has been converted into a Limited Liability Partnership (“LLP”) with the name Deloitte Haskins & Sells LLP (“DHS LLP”) under section 58 of the Limited Liability Partnership Act, 2008 with effect from November 20, 2013.

The selected consolidated financial data presented below as of March 31, 2010, 2011 and 2012, and for the years ended March 31, 2010 and 2011 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been included elsewhere in this Annual Report.

We have also disclosed below, for all periods presented herein, segment revenue and segment profit, based on the segment disclosures in our consolidated financial statements and cost of production by segment. Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of the operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies in our industry.

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of Rs. 60.00 per $ 1.00 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2014. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this Annual Report.

	For the Year Ended March 31,
	2010	2011	2012	2013	2014	2014
	(recast) (Rs.) (in millions except shares and per share data)	(recast) (Rs.) (in millions except shares and per share data)	(recast) (Rs.) (in millions except shares and per share data)	(recast) (Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(US Dollar) (in millions except shares and per share data)

Revenue	327,639	447,610	598,116	722,303	725,243	12,087.4

Cost of sales	(228,321)	(313,066)	(435,993)	(556,663)	(557,900)	(9,298.3)

Gross profit	99,318	134,544	162,123	165,640	167,343	2,789.1
Other operating income	4,311	6,917	2,252	3,791	4,541	75.7
Distribution expenses	(14,347)	(22,126)	(32,151)	(16,430)	(12,127)	(202.1)
Administration expenses	(11,595)	(16,950)	(24,699)	(23,490)	(32,229)	(537.2)

Operating profit	77,687	102,385	107,525	129,511	127,528	2,125.5
Investment and other income	16,074	20,559	23,583	34,931	42,165	702.8

Finance and other costs	4,409	(5,015)	(46,323)	(54,716)	(72,821)	(1,213.7)
Share in consolidated profit of associate	—	—	4,404	—	—	—

Profit before tax	98,171	117,929	89,189	109,726	96,872	1,614.6

Income tax expense	(16,962)	(24,406)	(7,710)	7,502	(34,646)	(577.4)

Profit for the year	81,209	93,523	81,479	117,228	62,226	1,037.2
Profit attributable to:
Equity holders of the parent	63,715	73,711	51,811	62,363	15,466	257.8
Non controlling interest	17,494	19,812	29,668	54,865	46,760	779.4
Earnings per share (refer to Note 29 to consolidated financial statements)

Basic	21.5	24.9	17.47	21.03	5.22	0.1

Diluted	21.5	22.9	17.47	21.03	5.22	0.1
Number of equity shares

Period End	2,965,004,872	2,965,004,872	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Weighted Average	2,965,004,872	2,965,004,872	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Diluted	2,965,004,872	3,046,447,432	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871
Dividend declared per share(1),(2)					3.25

Notes:

(1)	On April 29, 2013 the board of directors of SIIL declared an interim dividend of Rs. 1.20 per equity share for the fiscal year 2013. The dividend of Rs. 4,033 million was paid on May 14, 2013. On October 31, 2013 the Board of SSL declared an interim dividend of Rs. 1.50 ($0.03) per equity share for the fiscal year 2014. The dividend of Rs. 4,447 million ($74.12 million) was paid on November 13, 2013. On April 29, 2014, the Board recommended a final dividend of Rs. 1.75 ($0.03) per equity share for the fiscal year 2014, which was approved by our shareholders at the annual general meeting held on July 11, 2014. The dividend amounting to Rs. 5,188 million ($86.5 million) has been paid on July 15, 2014.
(2)	SIIL declared and paid dividend of Rs. 3.75, Rs. 1.10, Rs. 2.00 and Rs. 2.30 per equity share for the years ended March 31, 2010, 2011, 2012 and 2013.
(3)	The consolidated statement of profit or loss for the period ended March 31, 2010, 2011, 2012 and 2013 have been recast to give effect of common control transactions. See Notes 1 and 3.D. “Business Combinations” to the consolidated financial statements.
(4)	On June 11, 2010, our shareholders approved the sub-division of our equity shares from Rs. 2 each to Rs. 1 each. Our shareholders also approved a bonus issue in the ratio of one equity share of Rs. 1 each for one equity share of Rs. 1.

	As of March 31,
	2010	2011	2012	2013	2014	2014
	(recast)	(recast)	(recast)	(recast)
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Consolidated Financial Position Data:

Cash and cash equivalents	5,572	24,394	65,270	15,199	12,960	216.0
Restricted cash and cash equivalents	105	39	154	706	2,463	41.1

Total assets	948,561	1,177,761	2,209,684	2,414,382	2,581,939	43,032.5

Net assets	594,442	696,483	1,058,786	1,183,269	1,262,343	21,039.1

Long-term borrowings	128,413	115,563	546,704	523,038	547,375	9,122.9

Short-term borrowings	36,745	122,947	129,928	178,413	161,728	2,695.5
Equity attributable to equity holders of the parent	507,178	586,780	620,809	680,609	699,570	11,659.5

	For the Year Ended March 31,
	2010	2011	2012	2013	2014	2014
	(recast)	(recast)	(recast)	(recast)
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	78,690	116,379	154,064	97,110	56,199	936.9
Investing activities	(214,310)	(157,215)	(484,939)	(153,176)	(52,631)	(877.2)
Financing activities	134,076	59,771	370,706	1,855	(6,280)	(104.9)
Segment Data:
Revenue to external customers:

Zinc India	79,434	98,444	111,319	123,241	131,980	2,199.7
Zinc International	—	9,961	41,272	43,475	40,156	669.3
Oil & Gas*	—	—	44,944	175,518	187,103	3,118.4
Iron Ore	66,131	99,851	88,248	26,054	16,516	275.3
Copper	130,608	156,610	201,647	217,262	205,577	3,426.3
Aluminum	40,385	71,590	82,195	99,073	107,790	1,796.5
Power	11,081	11,154	26,088	34,169	35,076	584.6
Others	—	—	2,403	3,511	1,045	17.3

Total	327,639	447,610	598,116	722,303	725,243	12,087.4

Operating profit/(loss):

Zinc India	44,070	50,914	54,060	58,341	61,696	1,028.3
Zinc International	—	1,592	6,008	5,078	2,484	41.4
Oil & Gas*	—	—	16,887	50,370	53,942	899.0
Iron Ore	21,483	34,533	23,115	(77)	(5,476)	(91.2)
Copper	3,141	9,198	7,765	8,517	8,876	147.9
Aluminum	3,927	3,628	(2,585)	960	4,979	83.0
Power	5,075	3,310	2,335	6,393	1,494	24.9
Others	(9)	(790)	(60)	(71)	(467)	(7.8)

Total	77,687	102,385	107,525	129,511	127,528	2,125.5

Segment profit/(loss):(2)
Zinc India	47,124	55,343	59,296	64,227	68,642	1,144.0
Zinc International	—	4,247	17,367	15,712	12,829	213.8
Oil & Gas*	—	—	33,825	128,502	139,453	2,324.2
Iron Ore	31,789	48,154	34,229	4,530	(2,700)	(45.0)
Copper	5,124	11,247	9,938	10,868	11,429	190.5
Aluminum	9,246	13,426	7,742	11,285	16,131	268.9
Power	5,985	4,527	6,299	11,551	7,429	123.8
Others	(8)	(789)	(60)	(61)	(257)	(4.2)

Total	99,260	136,155	168,636	246,614	252,956	4,216.0

*	2012 represents period from December 8, 2011 to March 31, 2012.

Notes:

(1)	The consolidated statement of profit or loss and consolidated statement of cash flows for the period ended March 31, 2010, 2011, 2012 and 2013, as well as the consolidated statement of financial position as on March 31, 2010, 2011, 2012 and 2013 have been recast to give effect of common control transactions. See Notes 1 and 3.D. “Business Combinations” to the consolidated financial statements.

(2)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting operating profit to exclude depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting future periods. The following table reconciles operating profit to segment profit for the periods indicated:

	For the Year Ended March 31,
	2010	2011	2012	2013	2014	2014
	(recast)	(recast)	(recast)	(recast)
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Zinc India:

Operating profit	44,070	50,914	54,060	58,341	61,696	1,028.3

Plus: Depreciation and amortization	3,054	4,429	5,236	5,886	6,946	115.8

Segment profit	47,124	55,343	59,296	64,227	68,642	1,144.0

Zinc International

Operating profit	—	1,592	6,008	5,078	2,484	41.4

Plus: Depreciation and amortization(1)	—	2,655	11,359	10,634	10,345	172.4

Segment profit	—	4,247	17,367	15,712	12,829	213.8

Oil & Gas

Operating profit	—	—	16,887	50,370	53,942	899.0
Plus: Depreciation, depletion and amortization	—	—	16,938	78,132	85,511	1,425.2

Segment profit	—	—	33,825	128,502	139,453	2,324.2

Iron Ore

Operating profit/(loss)	21,483	34,533	23,115	(77)	(5,476)	(91.2)

Plus: Depreciation and amortization	10,306	13,621	11,114	4,607	2,776	46.2

Segment profit/(loss)	31,789	48,154	34,229	4,530	(2,700)	(45.0)

Copper:

Operating profit	3,141	9,198	7,765	8,517	8,876	147.9

Plus: Depreciation and amortization	1,983	2,049	2,173	2,351	2,553	42.6

Segment profit	5,124	11,247	9,938	10,868	11,429	190.5

Aluminum:

Operating profit/(loss)	3,927	3,628	(2,585)	960	4,979	83.0

Plus: Depreciation and amortization(2)	5,319	9,797	10,327	10,325	11,152	185.9

Segment profit	9,246	13,426	7,742	11,285	16,131	268.9

Power:

Operating profit	5,075	3,310	2,335	6,393	1,494	24.9

Plus: Depreciation and amortization	910	1,217	3,964	5,158	5,935	98.9

Segment profit	5,985	4,527	6,299	11,551	7,429	123.8

Others:

Operating profit/(loss)	(9)	(790)	(60)	(71)	(467)	(7.8)

Plus: Depreciation and amortization	1	1	—	10	210	3.6

Segment profit/(loss)	(8)	(789)	(60)	(61)	(257)	(4.2)

(1)	Includes an impairment charge of Rs. 2,873 million ($ 47.9 million) for fiscal year 2014.
(2)	Includes an impairment charge of Rs. 668 million ($ 11.1 million) for fiscal year 2014.
(3)	The consolidated statement of profit or loss for the period ended March 31, 2010, 2011, 2012 and 2013 have been recast to give effect of common control transactions. See Notes 1 and 3.D. “Business Combinations” to the consolidated financial statements.

	For the Year Ended March 31,
	Unit of Measurement	2012	2013	2014
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc) (1)	¢/lb	14.5	12.8	16.6
Cost of production before by-product revenue(2)
Zinc India (3)		$1,156	1,111	1,069
Zinc International (4)		$1,233	1,165	1,300
Oil and Gas(5)	$/boe	17.4	22.2	20.9
Iron ore(6)		$33.7	41.3	40.9
Copper smelting and refining(7)	¢/lb	19.4	20.1	18.8
Aluminium(8)		$2,101	1,887	1,664
Power – Jharsuguda 2400 MW plant	Rs./unit	2.6	2.1	2.1

Cost of production net of by-product revenue(2)
Zinc India (3)		$1,010	981	985
Zinc International(4)		$1,139	1,089	1,167
Oil and Gas(5)	$/boe	17.4	22.2	20.9
Iron ore(6)		$33.7	41.3	40.9
Copper smelting and refining(7)	¢/lb	0.0	8.7	9.7
Aluminium(8)		$2,091	1,879	1,658
Power – Jharsuguda 2400 MW plant	Rs./unit	2.6	2.1	2.1

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

We present below costs of production for our metal products on the following basis:

1)	Cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and

2)	Cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain Mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, treatment and refining charges and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Royalty is paid on mining and this cost is included in determining the cost of production. The total cash cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid, and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this Annual Report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•	Cost of production of power for Jharsuguda 2400 MW power plant (and not for the 274 MW HZL power plant, the 270 MW BALCO power plant and 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

	For the Year Ended March 31,
	2010		2011		2012		2013		2014
	(recast)		(recast)		(recast)		(recast)
	(Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)
Zinc—India(2):

Segment revenue	Rs.	79,434	Rs.	98,444	Rs.	111,319	Rs.	123,241	Rs.	132,811
Less:

Segment profit		(47,124)		(55,343)		(59,296)		(64,227)		(68,642)

		32,310		43,101		52,023		59,014		64,169
Less:
Cost of tolling including raw material cost		—		(1,651)		(3,121)		(6,805)		—
Cost of intermediary product sold		(3,060)		(1,699)		(149)		(1,806)		(3,461)
Cost of lead metal sold		(2,652)		(3,028)		(5,260)		(6,962)		(8,115)

Others (c)		(1,406)		(815)		(1,451)		(2,506)		(4,146)

Total before adjusting for by-product revenues	Rs.	25,192	Rs.	35,908	Rs.	42,042	Rs.	40,934	Rs.	48,447

By-product revenue		(1,871)		(3,762)		(5,315)		(4,766)		(3,821)

Total after adjusting for by-product revenues	Rs.	23,321	Rs.	32,146	Rs.	36,727	Rs.	36,168	Rs.	44,626

Production output (in tons)		578,411		712,471		758,716		676,923		749,167
Cost of production before by-product revenue (per ton) (a)		$918		$1,106		$1,156		$1,111		$1,069
Cost of production net of by- Product revenue (per ton) (a)		$850		990		1,010		981		985

Zinc—International(2):

Segment revenue	Rs.	—	Rs.	9,961	Rs.	42,771	Rs.	43,475	Rs.	40,156
Less:

Segment profit		—		(4,247)		(17,367)		(15,712)		(12,829)

		—		5,714		25,404		27,763		27,327

Less:		—
Cost of intermediary product sold		—		(82)		—		—		—
Treatment and Refining Charges (TcRc)						4,340		3,344		4,191
Cost of lead metal sold		—		(453)		(6,240)		(5,336)		(4,631)

Others (c)		—		(345)		(2,228)		(3,351)		(2,900)

Total before adjusting for by-product revenues	Rs.	—	Rs.	4,834	Rs.	21,276	Rs.	22,421	Rs.	23,987

By-product revenue		—		(706)		(1,621)		(1,459)		(2,464)

Total after adjusting for by-product revenues	Rs.	—	Rs.	4,128	Rs.	19,655	Rs.	20,962	Rs.	21,522

Production output (in tons)—Zinc International		—		80,066		359,730		353,404		304,945
Cost of production before by-product revenue (per ton) (a)		$—		$1,324		$1,233		$1,165		$1,300

	For the Year Ended March 31,
	2010		2011		2012		2013		2014
	(recast)		(recast)		(recast)		(recast)
	(Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)
Cost of production net of by-product revenue (per ton) (a)		$—		$1,131		$1,139		$1,089		$1,167

Oil & Gas

Segment revenue		—		—		44,944		175,518		187,103
Less:

Segment profit		—		—		(33,825)		(128,502)		(139,453)

		—		—		11,119		47,016		47,650

Less:		—		—
Unsuccessful Exploration Cost		—		—		(709)		(2,821)		(653)

Other income		—		—		180		1,025		379

Pre award cost		—		—		(67)		(194)		(242)

Others (c)						(2,954)		(5,217)		(5,575)

Total before adjusting for by-product revenues	Rs.	—	Rs.	—	Rs.	7,569	Rs.	39,810	Rs.	41,560

By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues	Rs.	—	Rs.	—	Rs.	7,569	Rs.	39,810	Rs.	41,560

Net Production (in mmboe) (b)		—		—		8.57		33.00		32.89
Cost of production before by-product revenue (per boe)(a)		$—		$—		$17.4		$22.2		$20.9
Cost of production net of by-product revenue (per boe)(a)		—		—		17.4		22.2		20.9

Iron Ore

Segment revenue		66,131		99,851		88,339		26,119		16,558
Less:

Segment profit		(31,789)		(48,154)		(34,229)		(4,530)		2,700

		34,342		51,697		54,110		21,589		19,258
Less:
Cost of Intermediary product sold		(4,328)		(8,899)		(8,018)		(9,309)		(16,340)

Export Duty		(1,476)		(6,620)		(16,233)		(4,430)		—

Others (c)		(6,105)		(7,549)		(7,665)		500		810

Total before adjusting for by-product revenues		22,433		28,629		22,194		8,351		3,728

By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		22,433		28,629		22,194		8,351		3,728

Production output (in million dmt)(b)		19.22		18.84		13.75		3.71		1.51
Cost of production before by-product revenue (per dmt) (a)		$24.6		$33.3		$33.7		$41.3		$40.9
Cost of production net of by-product revenue (per dmt) (a)		24.6		33.3		33.7		41.3		40.9

	For the Year Ended March 31,
	2010		2011		2012		2013		2014
	(recast)		(recast)		(recast)		(recast)
	(Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)

Copper(2):

Segment revenue	Rs.	130,608	Rs.	156,610	Rs.	201,647	Rs.	217,374	Rs.	205,879
Less:

Segment profit		(5,124)		(11,247)		(9,938)		(10,868)		(11,429)

		125,484		145,363		191,709		206,506		194,450
Less:
Purchased concentrate/rock		(114,923)		(135,651)		(181,766)		(193,200)		(182,399)
Cost for downstream products		(1,543)		(1,638)		(1,481)		(2,163)		(3,354)

Others (c):		(3,382)		(2,153)		(1,779)		(2,630)		(1,295)

Total before adjusting for by-product and free copper revenues	Rs.	5,636	Rs.	5,921	Rs.	6,683	Rs.	8,513	Rs.	7,402

By-product revenues		(853)		(2,717)		(3,976)		(2,165)		(1,208)
Free Copper net sale		(1,128)		(1,969)		(2,708)		(2,647)		(2,385)

Total after adjusting for by-product and free copper revenues	Rs.	3,655	Rs.	1,235	Rs.	(1)	Rs.	3,701	Rs.	3,809

Production output (in tons)		334,202		303,991		325,877		353,154		294,434
Cost of production before by-product and free copper revenue (a)		16.1	¢/lb	19.4	¢/lb	19.4	¢/lb	20.1	¢/lb	18.8
Cost of production net of by-product and free copper revenue (a)		10.5		4.0		0.0		8.7		9.7

Aluminium(2):

Segment revenue	Rs.	40,385		71,590		82,302		99,633		107,989
Less:

Segment profit		(9,246)		(13,426)		(7,742)		(11,285)		(16,131)

		31,139		58,164		74,560		88,348		91,858
Less: Cost of intermediary product sold		(304)		—		—		—		—
Cost for downstream products		(2,244)		(3,629)		(4,122)		(5,140)		(4,230)

Others (c):		12,475		839		(1,887)		(3,613)		(7,540)

Total before adjusting for by-product revenues	Rs.	41,066	Rs.	55,374	Rs.	68,551	Rs.	79,594	Rs.	80,087

By-product revenue		(126)		(229)		(290)		(299)		(281)

Total after adjusting for by-product revenues	Rs.	40,940	Rs.	55,145	Rs.	68,261	Rs.	79,296	Rs.	79,807

Production output (hot metal) (in tons)		542,802		644,193		680,461		774,851		795,728
Cost of production before by-product revenue (per ton) (a)		$1,595		$1,886		$2,101		$1,887		$1,664

	For the Year Ended March 31,
	2010		2011		2012		2013		2014
	(recast)		(recast)		(recast)		(recast)
	(Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)		Rs.in millions, except Production output and Cost of production)
Cost of production net of by-product (per ton) (a)		$1,591		$1,878		$2,091		$1,879		$1,658

Power

Segment revenue		11,081		11,154		28,473		36,365		37,638
Less:

Segment profit		(5,985)		(4,527)		(6,299)		(11,551)		(7,429)

		5,096		6,627		22,174		24,814		30,209
Less:
Cost of power at BALCO, HZL and MALCO Energy		(5,096)		(6,627)		(8,188)		(8,286)		(9,456)

Others (c):		—		—		(1,828)		(2,555)		(4,710)

Total	Rs.	—	Rs.	—	Rs.	12,157	Rs.	13,973	Rs.	16,043

Production output (in MU)(b)		—		—		4,637		6,718		7,625
Cost of production before by-product revenue (per unit)	Rs.	—	Rs.	—	Rs.	2.6	Rs.	2.1	Rs.	2.1
Cost of production net of by-product revenue (per unit)	Rs.	—	Rs.	—	Rs.	2.6	Rs.	2.1	Rs.	2.1

*	2012 represents period from December 8, 2011 to March 31, 2012.

Notes:

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India (“the RBI”), reference rates for the years ended March 31, 2010, 2011, 2012, 2013 and 2014 of Rs. 47.42 per $ 1.00, Rs. 45.58 per $ 1.00, Rs. 47.95 per $ 1.00, Rs. 54.45 per $ 1.00 and Rs. 60.50 per $ 1.00 respectively.
(b)	Production does not include units generated from the 274 MW HZL wind power plant, 270 MW BALCO power plant, and 106.5 MW MALCO Energy’s power plant.
(c)	“Others” include head office expenses, administration expenses, selling and distribution expenses, exploration costs that have been expensed, changes in inventory, foreign exchange fluctuations, expenses incurred for large corporate social responsibility initiatives undertaken, such as building hospitals and other operating income. These costs are indirect costs and not related to the direct cash cost of production and hence have been excluded from calculating cost of production.
(d)	The consolidated statement of profit or loss for the period ended March 31, 2010, 2011, 2012 and 2013 have been recast to give effect of common control transactions. See Notes 1 and 3.D. “Business Combinations” to the consolidated financial statements”.

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

Risks Relating to Our Business

Our operations are subject to governmental, health and safety and environmental regulations, which require us to obtain and comply with the terms of various approvals, licenses and permits. Any failure to obtain, renew or comply with the terms of such approvals, licenses and permits in a timely manner may have a material adverse effect on our business, results of operations and financial condition

Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities in jurisdictions including India, Sri Lanka, Australia, Namibia, South Africa, Ireland, Liberia and any other jurisdictions where we may operate in future. Our operations are also subject to laws and regulations relating to employment, the protection of health and safety of employees as well as the environment, including conservation and climate change. For instance, we are required to obtain various environmental and labor-related approvals in connection with our operations in India, including clearances from the Ministry of Environment and Forests (“MoEF”), Government of India (“GoI”) and from the relevant pollution control boards in various states in India in which we operate in order to establish and operate our facilities. Certain of such approvals are valid for certain specified periods of time and require periodic renewals, such as consents to operate and under the Air (Prevention and Control of Pollution) Act, 1981, as amended, and the Water (Prevention and Control of Pollution) Act, 1981 from the relevant Pollution Control Boards, which are generally granted for a period of one year.

Further, our oil and gas, exploration and mining activities depend on the grant or renewal of various exploration and mining licenses and production sharing contracts and other regulatory approvals that are valid for a specific period of time. In addition, such licenses and contracts contain various obligations and restrictions, including restrictions on assignment or any other form of transfer of a mining lease or on the employment of a person who is not an Indian national. For instance, in connection with our mining operations in India, mining leases are typically granted for a period of 20 to 30 years and stipulate conditions including approved limits on extraction. Similarly, in connection with our oil and gas operations in India, Cairn India is required to enter into a production sharing contract and obtain an exploration license, which typically extends to 7 or 8 years following the award of a block before it can commence exploration activities and if exploration is successful, Cairn India is then required to procure a petroleum mining lease from the relevant government authority which typically extends for 20 years in order to conduct extraction operations for oil and gas.

Our current oil and gas reserves and production are significantly dependent on the Rajasthan Block in India. The current production sharing contract for the block is valid until May 2020. If the production sharing contract does not get extended or gets extended on unfavorable terms, for example, if the GoI seeks a higher profit share, or the Oil and Natural Gas Corporation Limited (“ONGC”) seeks higher shareholding in the Rajasthan fields, this could result in a substantial loss of value and could have a material and adverse effect on our results of operations and financial condition. Furthermore, under the terms of the production sharing contracts, we are obliged to sell our entitlement to crude oil in the domestic Indian market until such time as the total availability of the crude oil and condensate from all domestic petroleum production activities meets the total national demand and India achieves self-sufficiency. There is currently a mismatch between the demand and the supply for crude oil in India, with the demand outweighing the domestic production of crude oil, and this mismatch is expected to continue in the long term. However, to the extent our Indian blocks yield crude oil that is not suitable for processing by refineries in India, it may be difficult for us to monetize such domestic crude oil reserves and this could have a material adverse effect on our oil and gas business, financial condition or results of operations.

Government approval is also required, generally, for the continuation of mining as well as oil and gas exploration and production activities in India and other jurisdictions, and such approval can be revoked for a variety of circumstances by the GoI, Indian courts or other authorities. Any general suspension of mining activities by the government of a jurisdiction containing our mining operations could have the effect of closing or limiting production from our operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 1.5 mmt in fiscal year 2014. This was due to the suspension imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa for the period September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. We currently await the stage II forest clearance from the state government of Karnataka and the final clearance from the MoEF to resume our operations. Also, a number of initiatives undertaken to expand our mining and logistical capacity at our mines at Goa and Karnataka have been scaled back and are currently on hold as the suspension on mining activities relating to iron ore was only recently lifted in Karnataka and Goa. Further, the Supreme Court of India on April 2014 announced that all the iron ore mining leases in the state of Goa expired in 2007 and it is for the state government to decide how the mining leases are to be granted in future.

Furthermore, regulation of greenhouse gas emissions in the jurisdictions of our major customers and in relation to international shipping could also have an adverse effect on the demand for our products. Our smelting and mineral processing operations are energy intensive and depend heavily on fossil fuels. Increasing regulation of climate change issues such as greenhouse gas emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, may raise energy costs and costs of production over the coming years.

Any failure to comply with applicable laws, regulations or recognized international standards, or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to operate our facilities or continue our operations, the imposition of significant administrative liabilities, or costly compliance procedures, or other enforcement measures that could have the effect of closing or limiting production from our operations. If we were to fail to meet environmental requirements or to have a major accident or disaster, we may also be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines, penalties and damages against us, as well as subject to orders that could limit or halt or even cause closure of our operations, any of which could have a material adverse effect on our business, results of operations and financial condition.

For example, in March 2013, the Tamil Nadu Pollution Control Board (“TNPCB”) ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. We filed a petition in the National Green Tribunal challenging the order of the TNPCB. The National Green Tribunal passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. In addition, the expansion of the alumina refinery at Lanjigarh has been on hold since October 2010 because the environmental approval has been withheld by the MoEF. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details.

Any prolonged closure of our operations could have a material adverse effect on our businesses, results of operations, financial condition or prospects or may result in the recognition of an impairment of our assets.

We are exposed to the political, legal, regulatory and social risks of the countries in which we operate

We are exposed to the political, economic, legal, regulatory and social risks of the countries in which we operate or intend to operate. These risks potentially include expropriation and nationalization of property, instability in political, economic or financial systems, uncertainty arising from underdeveloped legal and regulatory systems, corruption, civil strife or labor unrest, acts of war, armed conflict, terrorism, outbreaks of infectious diseases, prohibitions, limitations or price controls on hydrocarbon exports and limitations or the imposition of tariffs or duties on imports of certain goods. Countries in which we have operations or intend to have operations have transportation, telecommunications and financial services infrastructures that may present logistical challenges not associated with doing business in more developed locales. Furthermore, we may have difficulty in ascertaining our legal obligations and enforcing any rights that we may have.

For example, under the terms of the shareholders’ agreement between the GoI and us, we were granted two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003. The GOI has disputed and refused to act upon the second call option. Also, GoI has disputed our exercise of the call option to purchase the remaining ownership interest of the GoI in BALCO. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Political, legal and commercial instability or community disputes in the countries and territories in which we operate could affect our operations. Some of our current and potential operations are located in or near communities that may regard such operations as having a detrimental effect on their environmental, economic or social circumstances.

Any such disputes or issues could have a material adverse impact on our cost, profitability, and ability to finance our operations. Such events could lead to disputes with national or local governments or with local communities and give rise to negative publicity. If our operations are delayed or shut down as a result of political and community instability, our revenue growth may be constrained and the long-term value of our business could be adversely impacted. Once we establish operations in a particular country, it may be expensive and logistically difficult to discontinue such operations should economic, political, physical or other conditions deteriorate subsequently. All of these factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

Material changes in the regulations that govern our businesses, or the interpretation of recent legislation, could have a material adverse effect on our business, financial condition and result of operations

Mining in India is subject to a complex and comprehensive set of laws and regulatory requirements. See “Business — Indian Regulatory Matters — Mining Laws”. These laws and regulatory requirements are subject to change. For example, the Indian Mines (Amendment) Bill, 2011 (“Mines Bill”) proposes several amendments to the Mines Act, 1952, including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act, 1952. The Indian Ministry of Mines has also prepared the Mines and Minerals (Development and Regulations) Bill, 2011 (“Mining Bill”) which provided that the holder of a mining lease or prospecting license shall be liable to pay reasonable compensation to the stakeholders holding occupation, usufruct or traditional rights of the surface of the land over which the license and lease has been granted, as mutually agreed (failing which the relevant state government will determine compensation payable) and an annual amount to the district mineral fund for the benefit of affected person equal to 26.0% of profits in case of coal, and royalty paid during the year for other minerals. The bill was introduced in the lower house of Parliament in 2011, however it has since lapsed. If we are affected, directly or indirectly, by the application or interpretation of any such statute, enforcement proceedings initiated under it, it may have a material adverse effect on our business, financial condition and result of operations.

In addition, our oil and gas business is also subject to complex and comprehensive regulations in India, Sri Lanka and South Africa. For example, upon the expiry of oil and gas licenses in India, contractors are generally required under the terms of relevant licenses or local law to dismantle and remove equipment, cap or seal wells and generally make good production sites. There can be no assurance that we will not in the future incur decommissioning charges in excess of those currently provided for, since local or national governments may require decommissioning to be carried out in circumstances where there is no express obligation to do so, particularly in case of future oil and gas license renewals. The costs, liabilities and requirements associated with complying with existing and future laws and regulations may also be substantial and time-consuming and may delay the commencement or continuation of oil and gas exploration or metal mining and production activities. This and any changes to the regulations could require changes to the manner in which we conduct our business and result in an increase in compliance costs, which could have a material adverse effect on our business, financial condition and results of operation.

We have significant asset concentration risks, and any interruption in the operations at those assets could have a material adverse effect on our results of operations and financial condition

Our results of operations have been and are expected to continue to be substantially dependent on the reserves, production and the cost of production at certain of our key assets, and any interruption in the operations or exploration and development activities at those assets for any reason could have a material adverse effect on our results of operations and financial condition. For example, the Rajasthan Block produced 94% of our average daily net operated production from our oil and gas business in fiscal year 2014 and oil and gas from the Rajasthan Block constituted 96.5% of our net aggregate proved oil and gas reserves on a barrel of oil equivalent basis as of March 31, 2014. Also we plan to invest about 87% of the capital expenditure to be incurred by fiscal year 2017 in the Rajasthan block which may further increase the asset concentration risk. Our oil and gas business provided 42.3% of our operating profit in the fiscal year 2014.

Further, our Rampura Agucha zinc mine produced 86.3% of the total mined zinc metal in concentrate that we produced in fiscal year 2014 and constituted 55.3% of our total proven and probable zinc ore reserves as of March 31, 2014 in India. Our Zinc India business provided 48.8% of our operating profit in fiscal year 2014. Furthermore, the Codli mine in Goa produced 40% of our total iron ore production in fiscal year 2013 and constituted 16.4% of our proved and probable iron ore reserves in India as of March, 31 2014. Suspension of mining activities in Goa has materially affected our operations, and any future interruption in the operations of these mines, could have a material adverse effect on our results of operations and financial condition. For example, production of saleable ore from our iron ore business at Goa declined from 3.7 million tons in fiscal year 2013 to nil in fiscal year 2014 due to suspension of mining activities in Goa since September 11, 2012 and an order of the Supreme Court of India since October 5, 2012. Although the suspension of mining activities has been revoked by the Supreme Court of India on April 21, 2014, we have not yet commenced operations, as the mining lease for the operation of our mines has not been renewed by the government. Any such suspension or further delay in recommencement of mining operations from these mines could have a material adverse effect on our results of business, financial condition, results of operations and prospects.

Our business requires substantial capital expenditures and the dedication of management and other resources to maintain ongoing operations and to grow our business through projects, expansions and acquisitions, which projects, expansions and acquisitions are subject to additional risks that could adversely affect our business, financial condition and results of operations

Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Future debt financing, if available, may result in increased finance charges, increased financial leverage, and decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.

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

We are, in particular, dependent to a large degree, on the continued service and performance of our senior management team and other key team members in our business units. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution in the services of members of our senior management or other key team members, or our failure to maintain the necessary management and other resources could have a material adverse effect on our results of operations, financial condition and prospects. In addition, as our business develops and expands, we believe that our future success will depend on our ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

Acquisition risks. As part of our growth strategy, we intend to continue to pursue acquisitions to expand our business. There can be no assurance that we will be able to identify suitable acquisition, strategic investment or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or investments, integrate such businesses or investments satisfy regulatory requirements for such acquisitions or that any business acquired will be profitable. If we attempt to acquire non-Indian companies, we may not be able to satisfy certain Indian regulatory requirements for such acquisitions and may need to obtain the prior approval of the RBI which we may not be able to obtain. The funding of such acquisitions by us may require certain approvals from regulatory authorities in India. In addition, acquisitions and investments involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired businesses or investments. Any failure to achieve successful integration of such acquisitions or investments could have a material adverse effect on our business, results of operations or financial condition.

If our planned expansions and new projects are delayed, or if we experience cost overruns in our projects, our results of operation and financial condition may be materially and adversely affected.

We have in recent years initiated significant expansion plans for our existing operations and planned greenfield projects, which involve significant capital expenditure. Although several of these initiatives have been completed, work remains to be completed in some of these projects. The timing, implementation and cost of such expansion are subject to a number of risks, including the failure to obtain necessary leases, licenses, permits, consents and approvals, or funding for the expansion. We do not currently have all of the leases, licenses, permits, consents and approvals that are or will be required for our planned expansion and new projects. There can be no assurance that we will be able to obtain or renew all necessary leases, licenses, permits, consents and approvals in a timely manner.

For example, a writ petition was filed at the High Court of Madras challenging the grant of an environmental clearance for the expansion of our copper smelting unit at Tuticorin. Further, the expansion of our alumina refinery at Lanjigarh has been on hold since October 2010 because of the environmental approval that is withheld by the MoEF. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details.

Additionally, while a substantial majority of the work has been completed on construction and installation of the Salaya to Bhogat section of the main pipeline and the Bhogat terminal facilities, installation and commissioning of approximately 10 km of the Salaya to Bhogat section as well as completion of Bhogat terminal has been delayed. Factors including inclement weather conditions in Gujarat, difficulties with local landowners obstructing access to the pipeline routes, shortages and/or delays in obtaining all the required material shortage of skilled labor, non-compliance with our health, safety, environmental and quality policies and delay in obtaining necessary approvals have, and may adversely affect our construction schedule in future. The cost overrun on account of the delay has been approved by the joint operation partner and the relevant regulatory authorities, but not yet approved by the GoI. If GoI does not approve the increase in costs, this could increase the risk that some of the costs for constructing, installing and commissioning this section of the main pipeline are not allowed for cost recovery purposes. Moreover we are currently undertaking exploration programs in our Rajasthan and other oil blocks and any delays in this exploration program or shortfall in achieving the necessary output levels could materially and adversely affect our operations and financial condition.

In fiscal year 2013, we announced an expansion of our zinc-lead mines capacity to 1.2 MTPA in a phased manner until fiscal year 2019 in our Zinc India business. This will involve sinking of underground shafts and developing underground mines. Benefits from these growth projects are expected to begin in fiscal year 2016, even though project activities will continue until fiscal year 2019. Annual capital expenditure towards these projects is expected to be approximately $250 million. Any delays in the execution of the expansion plans or any shortfall in achievement of the expansion objectives may adversely affect our business, financial condition and results of operations.

Furthermore, the GoI is contemplating a proposal to demarcate certain forest areas in India, based on the permissibility of using such land for mining purposes. The identification of designated areas where mining activities will, or will not, be permitted will be based on mapping forest and coal reserves as well as field-level studies. While this proposal remains in discussion, the MoEF has denied the grant of environmental and forest diversion clearances applied for in certain areas identified as restricted areas. In the event the proposal is implemented, our current and any future mining activities and related expansion plans and new projects may be affected, which would adversely affect our business prospects and results of operations or otherwise hinder our borrowing capabilities.

Any delay in completing planned expansions, revocation of existing clearances, failure to obtain or renew regulatory approvals, non-compliance with applicable regulations or conditions stipulated in the approvals obtained, suspension of current projects, or cost overruns or operational difficulties once the projects are commissioned may have a material adverse effect on our business, results of operations or financial condition. Further, our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations.

If we are unable to secure additional reserves of oil and gas, zinc, copper, iron ore and bauxite that can be extracted at competitive costs or cannot extract existing reserves at competitive costs, our profitability and operating margins could decline

If our existing oil and gas, zinc, copper, iron ore and bauxite reserves cannot be extracted at competitive costs or if we cannot secure additional reserves that can be extracted at competitive costs, we may become more dependent upon third parties for the metal ore, or our production volumes will decline. As our reserves decline as we extract the mineral ore or crude oil, our future profitability and operating margins depend upon our ability to access reserves that have geological characteristics enabling extraction at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being extracted at costs comparable to the existing or exhausted mines and fields.

We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Because the value of reserves is calculated based on that part of our mineral and oil and gas deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices may result in a reduction in the value of any reserves that we obtain as less of the deposits contained therein would be economically exploitable at lower prices. Exhaustion of reserves at particular mines or oil fields may also have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines or oil fields. Further, with depletion of reserves we will face higher unit extraction costs.

Our future production depends significantly upon our success in finding or acquiring and developing additional reserves adopting and using the appropriate technology. If we are unsuccessful, we may not meet our production targets which could adversely affect our results of operations and financial condition.

Our ability to obtain additional reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other metal and oil and gas companies, lack of suitable acquisition candidates, government regulatory and licensing restrictions, difficulties in obtaining mining leases and surface rights or the inability to acquire such properties on commercially reasonable terms, or at all. To increase production from our existing mines or oil fields, we must apply for governmental and joint operation partner approvals, which we may not be able to obtain in a timely manner, or at all.

The results of appraising discoveries are uncertain, more so in our oil and gas business, which may result in reductions in projected reserves and production declines and may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but uneconomic to develop. Appraisal and development activities may be subject to delays in obtaining governmental approvals or consents, shut-ins of connected wells, insufficient storage or transportation capacity or exhaustion and depletion of reserves or other geological and mechanical conditions all of which may result in a material increase of our costs of operations or delay anticipated revenues.

Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, power generation, mining and oil exploration

We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the delivery of our products to our customers. These conditions and events include:

•	Disruptions in extraction and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminium smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shut down in operations for a significant period, as well as involve expensive repairs. Our tuticorin smelter plant was shut down for nine days in February 2012 due to the unavailability of copper concentrate. This was caused primarily due to the declaration of force majeure by some copper mines with which we had contracted for the supply of copper concentrate. We incurred loss of production to the extent of 8,000 metric tons and other costs due to this interruption. The losses from these interruptions include lost production, repair costs and other expenses.

Further, our oil processing facility in the northern fields of the Rajasthan Block designed to separate oil, gas and water may not function as designed over the life of the fields. This may result in the crude oil not meeting export specifications of pipelines which may mean that any such crude oil either cannot be sold or will be sold at a significant discount to the agreed crude oil sales price, which could have an adverse effect on our business, financial condition or results of operations.

•

Availability of raw materials. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminium business, which has high energy consumption due to the energy-intensive nature of aluminium smelting, is significantly dependent on receiving allocations from Coal India Limited and its subsidiaries. A shortage of coal from April 2005 led Coal India Limited to reduce the amount of coal supplied to all of its non-utility customers, such as the aluminium industry consumers, including BALCO. As a result, BALCO was forced to utilize higher-priced imported coal and coal from non-linkage sources, which resulted in higher power generation costs. In fiscal year 2014, 90.0% of the allocated coal was supplied from Coal India Limited.

We established our aluminium business in Odisha through an agreement with Orissa Mining Corporation Limited to establish an aluminium smelter and associated captive power plants in the Lanjigarh and Jharsuguda district in Odisha. A memorandum of understanding with the Government of Odisha (through Orissa Mining Corporation Limited) provides that the Government of Odisha would supply us 150 million tons of bauxite ore. However delay in obtaining captive bauxite supply as per the terms of memorandum of understanding has resulted in our Orissa aluminium business reporting losses since inception. Any further delays in securing assured bauxite supplies for our Orissa aluminium business could continue to adversely affect our results of operations and financial condition.

Further, we may not receive the coal block allocations that we expect or may not be allowed to use such allocations for our commercial power generation business. Any coal block allocations that we receive may not be sufficient for our planned operations and we may not be successful in procuring a sufficient supply of coal at economically attractive prices, or at all. Additionally, we are subject to certain restrictive covenants contained in the coal block allocation agreements including specified end use and submission of mining plans within a specified period.

Our oil processing facility in the northern fields require reliable fuel supply for power generation and heating, to ensure the quality of our crude oil production. Currently, the fuel supply for power generation and heating requirements are being met through associated natural gas from the Mangala field, supplemented as required by natural gas from the Raageshwari Deep gas field. While the current gas supply is adequate to ensure a sufficient fuel supply, there is no guarantee that the current estimates of the future fuel requirements can be supplied from the gas associated with existing and future oil production, supplemented by gas supply from the Raageshwari Deep gas field. In such an event, an alternative energy source would need to be obtained, which could have a material adverse effect on our business, financial condition or results of operations.

•	Availability of water. The mining operations of our zinc and aluminium businesses, production from our oil fields, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to National Thermal Power Corporation Limited’s premises. An unfavorable decision in this dispute may significantly increase BALCO’s costs of obtaining water for our power plant.

We inject hot water to maintain reservoir pressure and to optimize crude oil recovery at the Mangala, Bhagyam and Aishwariya oil fields. The source water for these fields is, and will continue to be provided from water production wells drilled in the Thumbli saline aquifer in the Barmer Basin. Extraction of saline water also requires the approval of the relevant government authorities. There can be no assurance that the estimated impact of the expected water extraction from the flow of groundwater is accurate. A failure to extract the required amount of water during the life of the existing and currently planned developments or an inaccurate prediction of the impact on the flow of groundwater, or delay or cancellation of the approval from the government authorities to extract saline water, may require us to access alternative sources of water resulting in holding us responsible for any contamination of the fresh water supply by saline groundwater from the aquifer. Although the relevant government authority has given its consent for the extraction of saline groundwater from Thumbli, it is possible that we will be perceived to be directly or indirectly responsible for any shortage of fresh water or deterioration in water quality. In such an event, the local authorities may require us to access alternative water sources, which would have a material adverse effect on our business, financial condition or results of operations.

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our business, financial condition or results of operations.

•	Inadequate plant operating and maintenance procedures. We have in place operating and maintenance procedures to maintain the integrity of our production facilities. However, there is a risk of unplanned events, inadequate application of these procedures or higher levels of corrosion than expected could cause disruption to production all of which could have a material adverse effect on our business, financial condition or result of operations.

•

Dependence on third parties. We depend on third parties for the construction, delivery and commissioning of the power facilities, supply and testing of equipment and transmission and distribution of electricity that we generate, which is beyond our control. For instance, the external contractors may not be able to complete construction and installation on time, within budget, or to the specifications set forth in our contracts with them, or the contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages, penalty clauses or performance guarantees or result in termination of contracts. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings- Proceedings against TSPL relating to its delay in commissioning various units of the power plant.” In addition, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of contractors and increasing costs of services. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

•	Price volatility and changes in tariff policy. As we sell the power we generate in the open market (rather than to captive schemes), we are exposed to spot prices, which are subject to factors beyond our control.

•	Power purchase agreements. The power purchase agreements and other agreements that we have entered into, or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms, which in turn may affect our results of operations and financial condition.

•	Power transmission. Lack of strong power transmission infrastructure could restrict our power generation volumes. For example, the effective plant load factor for all the four units of our commercial power plant at Jharsuguda was constrained at 44% in fiscal year 2013 on account of the limited power transmission infrastructure available in India.

•	Regulatory compliance. Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shut downs.

•	Flow assurance concerns of crude oil. The waxy nature of crude oil at the northern fields requires us to use hot water injection as the recovery technique at these fields. Injection of hot water requires that the temperature of the water is maintained at a certain level to ensure that the temperature of the crude oil is not reduced by the water used in the injection process to the point where solidification may occur. If the temperature of the injection water is not maintained at the required level, the required injection rate may not be able to be maintained, therefore the overall field production rate and ultimate recovery may be adversely impacted. Further, the waxy nature of crude oil requires that the temperature of crude oil transported through the 24 inch insulated oil pipeline and connecting spur lines should be kept at a temperature greater than the temperature of crude oil. Maintaining the temperature of the crude oil above this wax appearance temperature has required the installation of a specialized heating system and heating stations at various points along the pipeline. If the specialized heating system does not perform as expected, or there are problems associated with the performance of the heating stations, there are problems supplying fuel to the power generation systems at these heating stations; the temperature of crude oil may not be maintained, which would have an adverse impact on the rate at which oil can be transported through the pipeline. Any reduction in the crude oil production, ultimate recovery, or in the oil transportation may have a material adverse effect on our business, financial condition or results of operations.

•	Accidents at mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit and collapses of the open-pit wall. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. For example, the operation of our Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at this copper mine was placed under care and maintenance following a rock falling on the ventilation shaft in June 2014. We are required by law to compensate employees for work-related injuries. Failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

Furthermore, our oil and gas exploration and production operations by us or operators of assets in which we have an interest will involve risks normally incidental to such activities, including blowouts, oil spills, gas leaks, explosions, fires, equipment damage or failure, natural disasters, geological uncertainties, unusual or unexpected rock formations and abnormal pressures. Offshore operations are also subject to natural disasters as well as to hazards inherent in marine operations and damage to pipelines, platforms, facilities and sub-sea facilities from trawlers, anchors and vessels. Our producing fields are located in areas that can be subject to extreme weather conditions, flooding, earthquake and other natural disasters. Additionally, we or the operators of assets in which we have an interest may face interruptions or delays in the availability of oil field services, equipment or infrastructure, including seismic survey vessels, rigs, pipelines and storage tanks, on which oil and gas exploration and production activities are dependent.

•	Strikes and industrial actions or disputes. The majority of the total workforce of our consolidated group of companies is unionized. Strikes and industrial actions or disputes have in the past and may in the future lead to business interruptions and halts in production. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the GoI. We also experienced short strikes and work stoppages in 2005 and 2006. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with the trade unions may not be renewed on terms favorable to us, or at all. For example, currently HZL is negotiating a wage settlement agreement with its workmen.

The occurrence of any one or more of these conditions or events could have a material adverse effect on our business, financial condition or results of operations.

We are exposed to competitive pressures in our various business segments in which we operate which could result in lower prices or sales volumes of the products we produce, which may cause our profitability to suffer

The mines and minerals, commercial power generation, and oil and gas industries are highly competitive. We continue to compete with other industry participants in the search for and acquisition of mineral and oil and gas assets and licenses. Competitors include companies with, in many cases, greater financial resources, local contacts, staff and facilities than ours. Competition for exploration and production licenses as well as for other investment or acquisition opportunities may increase in the future. This may lead to increased costs in the carrying out of our activities, reduced available growth opportunities and may have a material adverse effect on our businesses, financial condition, results of operations and prospects.

We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of certain iron ore mining leases, and for execution of our projects and supply of equipment and services, as well as for offtake of our production volumes

We source a majority of our copper concentrate and a substantial portion of alumina requirements from third parties. For example, in fiscal year 2014, we sourced 94.9% of our copper concentrate and 72.5% of our alumina requirements from third parties. Profitability and operating margins of our copper and aluminium business depends on the ability of the suppliers to ensure timely delivery of the contracted volumes. Also, profitability and operating margins of our aluminium business depends upon our ability to obtain the required alumina at prices that are low relative to the market prices of aluminium products that we sell and our ability to source these raw materials at a reasonable price.

We operated our Sonshi iron ore mine that is leased by the state of Goa to third parties through a long-term ore raising contract, until the imposition of a temporary suspension of mining activities relating to iron ore by Supreme Court of India in the state of Goa during September 2012. Under the contract, we, as a contractor, are responsible for extracting the ore which we then purchase back from the relevant third party owners. During fiscal year 2013, approximately 0.9 million tons of our crude iron ore production (or approximately 23% of our iron ore production) was derived from our operation of third party mines. As part of our contract arrangements, we generally pay such third party owners a purchase price per ton of iron ore, which is linked to the market price of iron ore. This contract expired on March 31, 2014, but negotiations are underway to renew it. However, there is no assurance that the third party mine owners will renew our contract on the same or otherwise favorable terms, or at all. There is also no assurance that, where such mine is owned by a third party under a lease, the third party will apply for a renewal of such lease in a timely fashion prior to its expiry, or be successful in obtaining such renewals. Any failure to renew material contracts or significant increases in royalty payments may adversely affect our business, financial condition, results of operations and prospects.

Further, in common with many exploration and production companies, we and the operators of assets often contract or lease services and equipment from third party providers. Such services and equipment can be scarce and may not be readily available at the times and places required. In addition, the costs of third party services and equipment have increased significantly over recent years and may continue to rise. Scarcity of services and equipment and increased prices may in particular result from any significant increase in regional exploration and development activities, which in turn may be the consequence of increased or continued high hydrocarbon or mineral prices. The scarcity of such services and equipment, as well as their potentially high costs, could delay, restrict or lower the profitability and viability of projects which may have a material adverse effect on our businesses, prospects, financial condition or results of operations.

In our oil and gas business, we have infrastructure and oil sales agreements with GoI nominated public sector refineries and domestic private sector refineries for expected levels of crude oil production from the Rajasthan Block until March 2015. Stoppage of off-take or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements. Additionally, two private sector buyers account for more than 70% of the production in fiscal year 2014 and any unforeseen disruption at these buyer’s facilities would affect sales volume and therefore revenue generation. Further, we are subject to the risk of delayed off takes or payment for delivered production volumes or counterparty default. Any of these could have an adverse impact on our crude oil sales and cash flows.

In certain cases, the relevant counterparty, either legally or as a result of geographic, infrastructure or other constraints or factors, is in practice the sole potential purchaser of the relevant production output. This is particularly the case for sales of gas which relies on the availability or construction of transmission and other infrastructure facilities, enabling the supply of gas produced to be supplied to end users. The absence of competitors for the transmission or purchase of gas produced by us may expose it to offtake and production delays, adverse pricing or other contractual terms or may restrict the availability of transmission or other necessary infrastructure.

Such delays or defaults or adverse pricing or other adverse contractual terms or restricted infrastructure availability could have a material adverse effect on our business, financial condition or results of operations.

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on such properties or result in significant unanticipated costs.

Our ability to mine the land on which we have been granted mining lease rights and to make use of our other industrial and office premises is dependent on the acquisition of surface rights. Surface rights and title to land are required to be negotiated separately with land owners, although there is no guarantee that these rights will be granted. Any delay outside of the ordinary course of business in obtaining or inability to obtain or any challenge to the title or leasehold rights to surface rights could negatively affect our business, financial condition or results of operations.

In addition, there may be certain irregularities in title in relation to some of our owned and leased properties. For example, some of the agreements for such arrangements may not have been duly executed and/or adequately stamped or registered in the land records of the local authorities or the lease deeds may have expired and not yet been renewed. Since registration of land title in India is not centralized and has not been fully computerized, the title to land may be defective as a result of a failure on our part, or on the part of a prior transferee, to obtain the consent of all such persons or duly complete stamping and registration requirements. The uncertainty of title to land may impede the process of acquisition, independent verification and transfer of title, and any disputes in respect of land title that we may become party to may take several years and considerable expense to resolve if they become the subject of Court proceedings. Further, certain of these properties may not have been constructed or developed in accordance with local planning and building laws and other statutory requirements, or it may be alleged that such irregularities exist in the construction and development of our built up properties. For example BALCO has 1804.67 acres of government land out of which 1751 acres is situated in forest land which was given on lease by the state government. The lease deed has not been executed as on date as a petition was filed in the Supreme Court against BALCO in relation to the alleged encroachment of land on which our Korba smelter is situated. Any such dispute, proceedings or irregularities may have an impact on our business, financial condition or results of operations.

Third party interests in our subsidiary companies, restrictions due to stock exchange listings of our subsidiary companies as well as third party interest in assets of our subsidiary companies will restrict our ability to deal freely with our subsidiaries or such assets of our subsidiary companies, which may have a material adverse effect on our results of operations and financial condition

We do not wholly own all of our operating subsidiaries, although we hold the majority of the total outstanding share capital in all of our subsidiaries. Although we have direct or indirect management control of HZL, BALCO, Black Mountain Mining and Cairn India, each of these companies has other shareholders who, in some cases, hold substantial interests. As a result of the non-controlling interests in our subsidiaries and affiliates and the Indian stock exchanges listings of HZL and Cairn India, these subsidiaries may be subject to additional legal or regulatory requirements, or we may be prevented from taking certain courses of action without the prior approval of a particular or a specified percentage of shareholders and/or regulatory bodies (under shareholders’ agreements, relationship agreements or by operation of law). The existence of minority or other interests in, and stock exchange listings of our subsidiaries may limit our ability to increase our equity interests in these subsidiaries, combine similar operations, utilize synergies that may exist between the operations of different subsidiaries, move funds among the different parts of our businesses or reorganize the structure of our business in a tax efficient manner, which may have a material adverse effect on our business, financial condition or results of operations.

ONGC is our joint operation partner with respect of all operating assets of our oil and gas business, and we operate all of our oil and gas assets. Accordingly, any mismanagement of an oil and gas asset by us may give rise to liabilities to our joint operation partners in respect of such asset. There is also a risk that other parties with interests in its assets may elect not to participate in certain activities relating to those assets which require such party’s consent. In such circumstances, it may not be possible for such activities to be undertaken by us alone or in conjunction with other participants at the desired time or at all. In addition, other joint operation partners may default in their obligations to fund capital or other funding obligations in relation to the assets. In certain circumstances, we may be required under the terms of the relevant operating agreement to contribute all or part of any such funding shortfall, which could adversely impact our business, financial condition or results of operations.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi declared an award rejecting our claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on August 21, 2014. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.” There is no assurance that the outcome of our challenge of the award will be favourable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may have a material adverse effect on our results of operations and financial condition.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is on September 13, 2014. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.” There can be no assurance that the arbitral proceedings will result in a favourable outcome for us. In such an event, we may be delayed in the purchase of, or may be unable to purchase, the GoI’s remaining 29.5% interest in HZL or may be required to pay a purchase price in excess of the market value or fair value of those shares, which may have a material adverse effect on our results of operations and financial condition.

Future production from our assets may vary from the forecast

We estimate the annual metal production and the mine life through a detailed mine plan for both open pit and underground mines and the oil and gas production rates and field life through the field development plans. These mine plans and field development plans are prepared based on our estimates of future mine and field performance. Future performance is subject to a number of risks including but not limited to geological conditions being more complex than originally predicted, ore grade being different from estimates, future producer or injector well performance, plant operating efficiencies being less than originally forecast, inadequate power, water or utility supplies, and other constraints. Our zinc and lead mining operations in India are currently transitioning from open pit mining operations to underground mining operations. Difficulties in managing this transition may result in challenges in achieving our expected milestones. Any material fall in production from the current production level or from the estimates due to some or all of the risks detailed above may adversely impact our business, financial condition or results of operations.

Plateau production rates from the Rajasthan fields may be less than forecast. The estimates of production rates and field life contained in the field development plans for the Mangala, Bhagyam, Aishwariya, Raageshwari and Saraswati fields in the Rajasthan Block are based on our estimates of future field performance. Where any estimates of future production rates are in excess of the existing approved field plateau production rates in the case of our oil and gas business, the consent of the joint operation partner, the appropriate regulatory authorities and the GoI will be required before any of our oil fields can produce at these enhanced estimates of future production rates. In the event consent of the joint operation partner is delayed or not obtained, production would be limited to the rate set out in the field development plans, which would have a detrimental impact on our business, financial condition or results of operations.

If we do not continue to invest in new technologies and equipment, our technologies and equipment may become obsolete and our cost of production may increase relative to our competitors, or such implemented technologies might not achieve the objective, which would have a material adverse effect on our results of operations, financial condition and prospects

Our profitability and competitiveness are in large part dependent upon our ability to maintain a low cost of production as we sell commodity products with prices we are unable to influence. Unless we continue to invest in newer technologies and equipment and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. Newer technologies and equipment are expensive and the necessary investments may be substantial. Moreover, such investments entail additional risks including whether they will reduce our cost of production sufficiently to justify the capital expenditures to obtain them, or whether they will result in achieving the objective of using such technology.

For example, the field development plans for the northern fields assume the use of enhanced oil recovery techniques to extract an additional incremental percentage of the estimated oil in place in the reservoirs. Enhanced oil recovery screening studies of the northern fields have concluded that polymer flooding or alkaline surfactant polymer flooding, two common enhanced oil recovery techniques, are the preferred enhanced oil recovery options. Following a successful enhanced oil recovery polymer flood pilot in the second quarter of fiscal year 2013, a field development plan for a full field application of polymer flood in the Mangala field was approved. We are working with ONGC for a full field implementation by fiscal year 2015. We are required to source large quantities of the types of polymer that would be required for the enhanced oil recovery techniques and ensure their efficient and timely transportation to the fields. To date, we have not yet entered into several of the key contracts relating to the execution of the project, or determined a method of transportation of such material to the fields. There can be no assurance that the agreement to purchase such material will be concluded successfully or transport the required quantities successfully and efficiently. Further, if we fail to maintain the polymer at the correct temperature in the reservoir, it may degrade and not function properly, thereby reducing the incremental amount of crude oil that is expected to be recovered. There is also a risk that the polymer handling facilities at the surface may perform at lower efficiency than designed, which may lead to degradation of the polymer and ultimately its higher consumption. All these factors could have a material and adverse effect on our business, financial condition or results of operations.

The use of enhanced oil recovery technique may significantly increase the operational expenditure necessary to extract crude oil. The economic viability of such recovery techniques will be determined by the incremental cost of such techniques compared to the then prevailing price of crude oil in the international markets. There can be no assurance that the price of crude oil will allow such techniques to be an economically viable proposition at the time we intend to effect these enhanced recovery techniques. This could have a material adverse effect on our ability to compete, our business, financial condition or results of operations.

Our iron ore business is largely dependent on export sales of iron ore to China. As a result, any downturn in the rate of economic growth in China or negative changes in international relations between India and China or negative changes in the Chinese regulatory or trade policies relating to the import of iron ore could have a material adverse effect on our results of operations and financial condition.

Our iron ore business is largely dependent on export sales of iron ore to China. For instance, in fiscal year 2013, 91% of our iron ore sales in terms of volume were exported of which 89% was derived from sales of iron ore to customers in China. As a result, the performance and growth of our iron ore business is necessarily dependent on the Chinese economy, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. In addition, any deterioration of international relations between India and China, any negative changes in Chinese regulatory or trade policies relating to the import of iron ore or other limitations or restrictions in our ability to export iron ore to China could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to restrictive covenants for the credit facilities including term loans and working capital facilities provided to us and our subsidiaries

There are restrictive covenants in agreements which we have entered into with certain financial institutions for our borrowings and for borrowings by our subsidiaries. These restrictive covenants among others, require us to maintain certain financial ratios and seek the prior permission of these financial institutions for various activities, including, among others, any change in our capital structure, issue of equity, preferential capital or debentures, raising any loans and deposits from the public, undertaking any new project, effecting any scheme of acquisition, merger, amalgamation or reconstitution, implementing a new scheme of expansion or creation of a subsidiary. If the covenants are not complied with we may be required to repay the amount borrowed from such lenders immediately. Such restrictive covenants may restrict our operations or ability to expand and may adversely affect our business, financial condition or results of operations.

We are involved in a number of litigation matters, arbitration proceedings both civil and criminal in nature and any final judgment against us could have a material adverse effect on our business, result of operations, financial condition and prospects.

We are involved in a number of legal and arbitration proceedings including matters relating to, alleged violations of environmental, tax, Indian laws and regulations, criminal sanctions, property and labor disputes and other related issues. A final judgment against us or our directors in one or more of these disputes may result in damages that we will be required to pay to the other party, injunctions against us any of which may require us to cease or limit our operations and such decisions or judgments may have a material adverse effect on our business, results of operations, financial condition and prospects.

For a detailed discussion of material litigation matters pending against us, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax

We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Dariba, Chanderiya, and Zawar benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings. We also have wind mills located in states such as Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan which are also eligible for tax exemption. We pay royalties and cess in relation to our oil and gas business, to the state governments and the central government in India at rates determined by the respective governments, linked to the volume of oil that we produce. Furthermore, we may be liable for additional taxes if the tax holiday which our oil and gas business currently benefits from expires without renewal in fiscal year 2017.

Our copper refinery and copper rod plant at Tuticorin and one of our hydrometallurgical zinc smelters at Chanderiya was awarded the status of export oriented units, under which we were eligible for tax exemptions on raw materials, capital goods procured and finished goods sold until March 31, 2011. New captive power plants will not be eligible for such tax exemptions if the capitalization is effected after March 31, 2017. Captive power plants will continue to have the benefit of any existing tax exemptions after March 31, 2014 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our business, financial condition or results of operations.

In addition, we are subject to a Minimum Alternate Tax which sets a minimum amount of tax that must be paid each year based on our book profits. The Minimum Alternate Tax rate is currently 18.5%. The Finance Act, 2013 has increased the surcharge on income of domestic companies having taxable income over Rs. 100 million ($1.7 million) from 5% to 10% which resulted in the increase in the effective Minimum Alternate Tax rate for such companies from 20.01% to 20.96%, including surcharge, education cess and secondary and higher secondary education cess. The Minimum Alternate Tax prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

Asarco has filed a complaint alleging that we and Sterlite U.S.A. have breached our prior agreement to acquire Asarco’s assets. Any adverse judgment may have a material adverse effect on our business, results or operations, financial condition and prospects.

On March 17, 2010, Asarco filed a complaint in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite U.S.A. alleging that we and Sterlite U.S.A. had breached an agreement dated May 30, 2008 (“May 2008 Agreement”) by, among other things, refusing to pay the $ 2.6 billion purchase price and refusing to assume the liabilities and contractual obligations required under the May 2008 Agreement. Asarco claimed these damages to be in the range of $ 533 million to $ 1,509 million and also claimed applicable pre-judgment interest.

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

The U.S. Bankruptcy Court, by its order dated February 13, 2012 and February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages. This amount was to be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.8 million. We have provided for the amount of $82.8 million in our consolidated statement of profit or loss as part of our administration expenses for fiscal year 2012. Asarco and us filed a notice of appeal against this judgment to the United States District Court for the Southern District of Texas Brownsville Division (“the District Court”) in May 2012.

On December 24, 2012 Asarco and us entered into a settlement agreement to settle all claims of both the parties, where we agreed to pay the settlement amount of $ 82.8 million after obtaining the approval from the RBI under the applicable regulations in India. While this application to the RBI for obtaining this approval was pending, Asarco terminated the settlement agreement on January 21, 2014. Subsequently, Asarco filed a motion of sanction against us, claiming that we have misrepresented them by delaying the appeal proceedings and applying to the RBI to seek approval to pay the settlement amount. The District Court heard the matter on and reserved its order.

After the termination of the settlement agreement, Asarco and us reinstated our appeals that were earlier filed in May 2012. These appeals are yet to be heard. In the interim, on a motion by Asarco under a Texas Turnover statue, the United States

Bankruptcy Court for the Southern District of Texas, on June 13, 2014 issued an order requiring us to turnover to the United States Marshal’s office an amount or other property of ours equivalent to $ 82.8 million plus cost incurred for the enforcement of the order. The court also provided an injunction whereby pending the payment of the judgment amount, we, our employees, agents, joint venturers and person acting in concert are restrained from enjoying, transferring, concealing or disposing of all of our non-exempt property including any present and future dividends and distribution payable to our shareholders traded as ADR. Asarco has since proceeded to seek the turnover of the dividend payable to the ADR holders. We have applied to the RBI seeking permission to remit the judgment amount to satisfy this order.

An adverse judgment or settlement relating to Asarco’s claim against us may have a material adverse effect on our business, results of operations, financial condition and prospects.

The GoI may allege a breach of a covenant by us and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects.

Under the terms of the shareholders’ agreement between the GoI and SIIL, we agreed that we would ensure that HZL would implement a 1 mmtpa greenfield zinc smelter plant at Kapasan in the state of Rajasthan (the “Kapasan Project”), within 5 years from April 11, 2002. The shareholders’ agreement provided that if within one year from this date, we reviewed the feasibility of the Kapasan Project and determined that it was not in the best economic interests of HZL, which determination required the report of an independent expert, and the board of directors of HZL confirmed this determination, then we would not be obliged to ensure that HZL implement the Kapasan Project. In 2003, HZL notified the GoI that the Kapasan Project would not be undertaken and that a report of an independent expert may not be required. While we have not received any notice of breach under the provisions of the shareholders’ agreement between the GoI and us with respect to HZL, the GoI may claim that we have breached the covenant related to the Kapasan Project as mentioned in the shareholders’ agreement triggering an event of default. The GoI, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days from the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the GoI to us at a price equivalent to 150.0% of the market value of such shares, or purchase any or all of the shares of HZL held by us at a price equivalent to 50.0% of the market value of such shares.

Based solely on the closing market price of HZL’s shares on the National Stock Exchange (“NSE”), on July 31, 2014, the price was Rs. 161.2 ($2.7) per share. If the GoI determined to have and were to exercise a right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we will be required to pay Rs. 301,754 million ($ 5,029.2 million) for those shares, and if the GoI determined to have and were to exercise a right to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive Rs. 221,098 million ($ 3,685.0 million) for those shares.

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

Attracting and retaining talent at technical, managerial and leadership level as well as shortage of skilled labor in the natural resources industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations.

Our efforts to execute our business plans will place significant demands on our management and other resources and we will be required to continue to improve operational, financial and other internal controls. Our ability to maintain and grow our business will depend on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands and evolving industry standards. We are dependent to a large degree, on the continued service and performance of our senior management team and other key team members in our business units and functions. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution of services of members of our senior management or other key team members, or our failure to retain our key personnel at various managerial positions could have an adverse effect on our results of operations, financial condition and prospects.

Mining, metal refining, metal smelting and fabrication operations and oil and gas extraction, require a skilled and experienced labor force. If we experience a shortage of skilled and experienced labor, our labor productivity could decrease and costs could increase, our operations may be interrupted or we may be unable to maintain our current production or increase our production as otherwise planned, which could have a material adverse effect on our results of operations, financial condition and business prospects.

Our insurance coverage may prove inadequate to satisfy future claims against us

We maintain insurance which we believe is typical in the respective industries in which we operate and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities against which we may not have adequate insurance coverage or at all. Our insurance policies contain certain customary exclusions and limitations on coverage which may result in our claims not being honored to the full extent of the losses or damages we have suffered. The exploration and production of crude oil and natural gas is inherently hazardous. A range of factors incorporating natural and man-made factors may result in oil spills, fires, equipment failure, loss of well control, leakage of hydrocarbons or hydrogen sulfide etc., which can result in death, injury and damage to production facilities and the environment. In addition, our operating entities in India can only seek insurance from domestic insurance companies or foreign insurance companies operating in joint ventures with Indian companies and these insurance policies may not continue to be available at economically acceptable premiums. The occurrence of a significant adverse event, the risks of which are not fully covered or honored by such insurers could have a material adverse effect on our business, financial condition or results of operations.

The Re-organization Transactions may not result in expected benefits

At the time of announcing the Re-organization Transactions, we estimated cost savings arising from the transaction, due to operational and financial synergies. These synergies may not be realized or may be materially lower than estimated and the extent to which any of the other benefits will actually be achieved, if at all, or the timing of any such benefits, cannot be predicted with certainty. If we are unable to realize the estimated cost savings or the other benefits that we expect to achieve through the consolidation, or if we are prevented from taking advantage of the anticipated tax efficiencies, or if we are unable to offset the incremental costs we incur over time as a result of the consolidation with such savings and benefits, there could be a material adverse effect on our business, financial condition or results of operations. Further, subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, a special leave petition challenging the orders of the High Court of Bombay at Goa was filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and April 2014, respectively. Further, a creditor and a shareholder challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. These petitions are pending for hearing and admission.

There is no assurance that the special leave petitions will be determined in our favor, and accordingly, there is no assurance that the Courts will negate the effectiveness of the Re-organization Transactions. In such circumstance, we may not be able to achieve financial, operational, strategic and other potential benefits from the consolidation pursuant to the Re-organization Transactions.

Risks Relating to our Industry

Commodity prices and the copper TcRc may be volatile, which would affect our revenue, results of operations and financial condition

Historically, the international commodity prices for copper, zinc, oil and gas, iron ore and aluminium and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, between March 31, 2013 and March 31, 2014, the average LME prices of copper, aluminium, zinc, lead, silver and dated brent decreased by 9.6%, 10.2%, 1.9%, 1.0%, 29.8% and 2.3% respectively. For instance, we purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge (“Tc”) and refining charge (“Rc”), or TcRc, that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Metal Prices, Copper TcRc and Power Tariff.”

Similarly, for the portion of our alumina requirements sourced internally, our profitability is dependent upon the LME price of aluminium, less the cost of production, which includes the cost of mining bauxite, the refining of bauxite into alumina, transportation of bauxite and alumina and smelting of alumina into aluminium. For the portion of our alumina requirements sourced from third parties, our profitability is dependent upon the LME price of aluminium, less the cost of the sourced alumina and the cost of smelting. During fiscal year 2014, 72.5% of our alumina requirement was sourced from third parties. Further, the units of power generated by our commercial power generation business are also subject to price volatility.

The market price of the alumina that we purchase from third parties and the market price of the aluminium metals that we sell have experienced volatility in the past and any increases in the market price of the raw material relative to the market price of the metal that we sell would adversely affect the profitability and operating margins of our aluminium business, which could have a material and adverse effect on our business, financial condition or results of operations.

Further for our Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The implied price realization of crude oil generally lies within the stated guidance of 8% - 13% discount to Dated Brent for Rajasthan and 5% - 10% to Dated Brent for Cambay, due to the prevailing oil market conditions. Movements in discount affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Our reserves are estimates are based on a number of assumptions, any changes to which may require us to lower our estimated reserves

There are numerous uncertainties inherent in estimating crude oil and natural gas reserves. Reservoir engineering follows a subjective process of estimating underground accumulations of crude oil and natural gas. It is well understood that these cannot be measured in an exact manner. These risks are gradually mitigated through enhanced understanding of the reservoirs, achieved by undertaking additional work. Reserves estimation involves a high degree of judgment and it is a function of the quality of the available data and the engineering and geological interpretation. Results of drilling, testing and production may substantially change the reserve estimates for a given reservoir over a period of time. For these reasons, actual results may vary substantially. Such variation in results may materially impact our actual production, revenue and expenditures.

Our metal and oil and gas reserves are estimates and represent the quantity of ore that we believed, as of March 31, 2014, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. For example, fluctuations in the market price of ore and other commodities reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and ultimately result in a restatement of reserves. As a result, you should not place undue reliance on the reserve data contained in this Annual Report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

Oil and gas exploration activities are capital intensive and inherently uncertain in their outcome

Oil and gas exploration activities are capital intensive and inherently uncertain in their outcome. We or the operators of assets in which we have an interest may undertake exploration activities and incur significant costs in so doing with no assurance that such expenditure will result in the discovery of hydrocarbons in commercially viable quantities or not.

Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations

Copper, zinc and aluminium are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals. Between March 2003 and February 2011, basic customs duties on imported copper, zinc, lead and aluminium decreased cumulatively from 25.0% to 5.0%, and have remained at 5.0% since February 2011. The GoI may reduce or abolish customs duties on any of these commodities in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales which would have an adverse effect on our business, financial condition or results of operations.

We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the State Government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located, at a rate of 8.4%, with effect from August 13, 2009 (with the rate being 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (with the rate being 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Similarly, Cairn India pays royalties and cess to the state governments and the central government in India at rates determined by the respective governments, linked to the volume or value of oil produced. Any upward revision to these rates being charged currently or payment of additional royalty for mining of associated minerals may adversely affect our profitability. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Demands against HZL by Department of Mines and Geology.” We pay royalties to the State Government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. In our iron ore business, we pay royalty on iron ore to the State Governments of Goa and Karnataka at

10% of the average price declared periodically by the Indian Bureau of Mines. We also pay export duty on export of iron ore fines at the rate of 30% ad valorem on the Free on Board (‘F.O.B”) value of exports with effect from December 30, 2011 (the rate being 20% prior to December 30, 2011). See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy” for details.

Changes in tax laws could also result in additional taxes payable by us. For example, the GoI raised the export duty on iron ore fines twice during 2011, first to 20% with effect from March 1, 2011 and then to 30% with effect from December 30, 2011.

Indian exports of copper, aluminium and zinc receive assistance premiums from the GoI, which have been reduced since 2002. These export assistance premiums have been reduced in recent years and may be further reduced in the future. Any reduction in these premiums will decrease the revenue we receive from export sales and may have a material adverse effect on our business, financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Government Policy.”

The upstream oil and gas industry is dependent on a limited number of global vendors for key equipment and services

There are a limited number of highly specialized vendors globally catering to the requirements of upstream oil and gas industry for key equipment and services such as rigs and other oilfield equipment and services. Many of these equipment and services involve long lead times to delivery. Inability or delay in sourcing the equipment and services of the required specifications and quality may result in delay of our exploration, development and production projects, and consequently have an adverse effect on our business, results of operations and financial condition.

There are particular risks and hazards associated with mining and oil exploration activities

Our mining operations include open-pit and underground mining, both of which involve significant hazards and risks. Hazards associated with our open-pit mining operations include flooding of the open pit, collapses of the open-pit wall, accidents related to the operation of large open-pit mining and rock transportation equipment, accidents related to the preparation and ignition of large scale open pit blasting operations, production disruptions due to weather and hazards related to the disposal of mineralized waste water, such as groundwater and waterway contamination. Hazards associated with our underground mining operations include underground fires and explosions, including those caused by flammable gas, cave-ins or ground falls, discharges of gases and toxic chemicals, flooding, sinkhole formation and ground subsidence and other accidents and conditions resulting from drilling and removing and processing material from an underground mine. If any of these hazards or accidents result in significant injury to employees and damage to equipment or other property, we may experience unexpected production delays, increased production costs, and increased capital expenditures to repair or replace equipment or property, as well as claims from affected employees and environmental and other authorities for any alleged breaches of applicable laws or regulations.

Disruptions to mining and oil extraction, delays and costs on account of such hazards or accidents could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Relationship with Vedanta

We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited.

We are a majority-owned and controlled subsidiary of Vedanta. Volcan Investments Limited, or Volcan holds 62.3% of the share capital and 69.6% of the voting rights of Vedanta as of July 31, 2014. Volcan is a holding company, 100% owned and controlled by the Trust. Conclave is the trustee of the Trust and controls all voting and investment decisions of the Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Trust and, in turn, by Conclave. The beneficiaries of the Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, as protector of the Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to enable Vedanta to carry on its business independently of Volcan, its direct and indirect shareholders, and their respective associates, or collectively, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” However, we cannot assure you that the relationship agreement will be effective at insulating Vedanta, and in turn us, from being influenced or controlled by the Volcan Parties, which influence or control could have a material adverse effect on the holders of our equity shares and ADSs.

As long as Vedanta, through its subsidiaries, owns a majority of our outstanding equity shares, Vedanta may have the ability to control or influence significant matters requiring board approval and to take shareholder action without the vote of any other shareholder, and the holders of our equity shares and ADSs will not be able to affect the outcome of any shareholder vote. Vedanta will have the ability to control all matters affecting us. In the event Vedanta ceases to be our majority shareholder, we will be required to immediately repay some of our outstanding long-term debt.

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

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of March 31, 2014, Vedanta owned 79.4% of Konkola Copper Mines Plc, an integrated copper producer in Zambia, apart from the control exercised on us, and our subsidiaries, through us. As Vedanta controls Konkola Copper Mines Plc it determines the allocation of business opportunities among, as well as strategies and actions of, Konkola Copper Mines Plc and us. Vedanta may determine to have Konkola Copper Mines Plc or any other entity instead of us, pursue business opportunities in the zinc, oil and gas, copper, iron ore, aluminium or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta Group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta Group, including guarantees issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees cover obligations aggregating Rs. 49,910 million ($831.8 million) as of March 31, 2014 the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our business, financial condition or results of operations. See Note 30 “Commitments, contingencies, and guarantees” on Notes to the consolidated financial statements.

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

Some of our directors and executive officers may have conflicts of interest because of their ownership of Vedanta shares, options to acquire Vedanta shares and positions with Vedanta

Some of our directors and executive officers own Vedanta shares and options to purchase Vedanta shares, including through their continued participation in the Vedanta Long-Term Incentive Plan 2003, the Vedanta LTIP or ESOP schemes of Vedanta. In addition, some of our directors and executive officers are directors or executive officers of Vedanta. Ownership of Vedanta shares and options to purchase Vedanta shares and the presence of an executive officer of Vedanta on our Board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.

Our management, including our senior management, is not solely focused on our business and may be distracted by, or have conflicts as a result of, the demands of Vedanta or other businesses within the Vedanta Group, which may materially and adversely affect our business, results of operations and financial condition.

As a foreign private issuer and a “controlled company” within the meaning of the New York Stock Exchange (“NYSE”) rules, we are subject to different NYSE rules than non-controlled domestic US issuers. Consequently, the corporate governance standards which we are required to adhere to are different than those applicable to such companies, which may limit the information available to, and the shareholder rights of, holders of our ADSs

We qualify as a “controlled company” within the meaning of the NYSE rules as Vedanta has effective control of a majority of our equity shares. This will allow Vedanta to, among other things, control the composition of our Board of directors and direct our management and policies.

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

Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India

We are incorporated in India. Our primary operating subsidiaries, HZL, BALCO and Cairn India, are also incorporated in India. A substantial portion of our assets and employees are located in India and we intend to continue to develop and expand our facilities in India. Consequently, our financial performance and the market price of our equity shares and ADSs will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The GoI has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. Given the changes in government policy on divestments, there can be no assurance that any of the proposed privatizations which we may be interested in pursuing will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular, if new restrictions on the private sector is introduced or if existing restrictions are increased.

As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations

In fiscal year 2014, approximately 68.8% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

Terrorist attacks and other acts of violence involving India or other neighboring countries could adversely affect our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products, which would have a material adverse effect on our business, results of operations, financial condition and cash flows

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally have a material adverse effect on our businesses, results of operations, financial condition and cash flows. In addition, any deterioration in international relations may result in investor concern regarding regional stability which could adversely affect the price of our equity shares and ADSs.

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

If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenue could decline

Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours (such as heavy downpours in Tuticorin in 2008 which caused the closure of our Tuticorin facilities for two to three days, as well as the rains in Mumbai and other parts of the State of Maharashtra in 2005 and other states in 2006) and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities. Unusually heavy rains during the monsoon season in the years 2006 and 2013 in the states of Rajasthan and Gujarat triggered floods and caused destruction in these states. The area in which the Mangala field is located experienced flooding which directly affected existing well-sites and roads. Other regions in India have also experienced floods, earthquakes, tsunamis and droughts in recent years.

Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. For example, the pipeline to transport crude oil from the northern fields to Salaya, and thereafter to the Bhogat terminal in Gujarat, passes near Bhuj, which was the epicenter of an earthquake measuring 6.9 on the richter scale in 2001 and that resulted in the deaths of approximately 30,000 people as well as damage to the infrastructure in the region. Although our Rajasthan Block crude oil production plans assume that the proposed pipeline will withstand damage from fire, earthquakes, floods, storms and similar events, there can be no assurance that the pipeline will withstand damage from such events. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the GoI or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities which would cause us to reduce or close our operations.

Currency fluctuations among the Indian Rupee, the US dollar and other currencies could have a material adverse effect on our results of operations

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees and, to a lesser extent, Australian dollars, Sri Lankan Rupees, Euros, Namibian dollars, South African Rands and Liberian dollars. In addition, in fiscal year 2014, 31.2% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between other currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Item 10. Additional Information—D. Exchange Controls”. Our results of operations or financial condition could be adversely affected if the US dollar depreciates against the Indian Rupee or other currencies. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on our business, financial condition or results of operations.

If India’s inflation worsens or the prices of oil or other raw materials rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses

India has experienced wholesale price inflation in recent years compared to historical levels due to higher demand than supply. In addition, international prices of crude oil have recently experienced significant volatility, including a rise to historical highs that increased transportation costs followed more recently by a significant decline as global economic conditions have deteriorated. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of thermal coking coal in particular, could cause our costs for raw material inputs required for production of our products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs along to customers.

Stringent labor laws in India may adversely affect our profitability

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee compensation for injury or death sustained in the course of employment, and imposes financial obligations on employers upon employee layoffs. This makes it difficult for us to maintain flexible human resource policies, discharge employees or downsize, which may adversely affect our business, financial condition or results of operations.

Political, economic and social risks associated with investments in countries other than India could have an adverse effect on our business

In addition to operating in India, we currently operate in various other jurisdictions including Sri Lanka, Australia, Namibia, South Africa, Ireland and Liberia. Certain of these countries are subject to political, economic and social developments that may, individually or in combination, create risks for investors that may be more difficult to predict or measure than would be the case in certain developed economies. Any political instability could have an adverse impact on the economy as a whole. Political disruptions and civil unrest that may occur in any of these countries could potentially have an adverse effect on exports and, consequently, on our business, financial condition or results of operations.

Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs

Global market and economic conditions have been unprecedented and challenging and have resulted in tighter credit conditions and recession in most major economies in the last several years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations across various economies. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike and corresponding decreases in global infrastructure spending and commodity prices. Continued turbulence in the international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. These global market and economic conditions have had an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. For example, in response to global economic conditions and a decline in commodity prices, we had ceased operations at one of our aluminium smelters at the Korba complex in previous years which had an adverse effect on our business, financial condition or results of operations.

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a US public company and a foreign private issuer such as us

We are incorporated in India and investors should be aware that there are certain differences in the shareholder rights and protections between the laws of India and the United States. There are also certain differences in the corporate governance standards for a domestic US issuer and those applicable to a foreign private issuer such as us. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Shareholders’ Rights.”

The Securities and Exchange Board of India (“SEBI”) and the various Indian stock exchanges are responsible for improving and setting standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to the United States. Similarly, our disclosure obligations under the rules of the NSE and BSE Ltd. (“BSE”) on which our equity shares are listed may be less than the disclosure obligations of public companies on the NYSE.

Risks Relating to our ADSs

Substantial future sales of our equity shares or ADSs in the public market, or the perception of such sales, could cause the market price of our ADSs to fall

If our existing shareholders sell a substantial number of our equity shares in the open market, or if there is a perception that such sale or distribution could occur, the market price of our equity shares and ADSs could be adversely affected. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities.

As of March 31, 2014 we had 2,964,674,487 equity shares outstanding, including 249,110,480 equity shares represented by 62,277,620 ADSs. All our 2,964,674,487 outstanding equity shares are freely tradable on the NSE and BSE. Furthermore, Vedanta, through Twin Star and other investment companies, continued to have effective control over 1,819,099,602 of our total outstanding equity shares (including equity shares representing ADSs), which represented 61.4% of our outstanding share capital as of July 31, 2014.

Fluctuations in the exchange rate between the Indian Rupee and the US dollar could have a material adverse effect on the value of our ADSs, independent of our actual operating results

The price of the ADSs is quoted in US dollars. Our equity shares are quoted in Indian Rupees on the NSE and BSE. Any dividends in respect of our equity shares will be paid in Indian Rupees and subsequently converted into US dollars for distribution to ADS holders.

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

Transfers of the underlying shares by persons resident outside India to residents of India are subject to certain pricing norms

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

Holders of ADSs may be restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership positions

Under the Indian Companies Act, the holders of equity shares of a company incorporated in India have a preemptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the preemptive rights have been waived by adopting a special resolution passed by 75% of the shareholders present and voting at a general meeting.

Holders of ADSs may be unable to exercise preemptive rights for the underlying equity shares of the ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act of 1933 is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the holders of the ADSs. The value the depositary would receive from the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of our equity shares represented by their ADSs, their proportional ownership interests in us would be diluted.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2014 is, in part, based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2014 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company

Important Events in the Development of SIIL

The Company was incorporated in Kolkata, the State of West Bengal, India as Rainbow Investment Limited on September 8, 1975 under the laws of India. Our name was subsequently changed to Sterlite Cables Limited on October 19, 1976 and then to Sterlite Industries (India) Limited on February 28, 1986.

Pursuant to the Re-organization Transactions (as explained below) becoming effective on August 17, 2013, our name changed to Sesa Sterlite Limited. A certificate of incorporation for change in name of the Company was filed with the Registrar of Companies, India on September 18, 2013. Our Company identification number is L13209GA1965PLC000044. Our registered office is presently situated at Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa 403001, India. The telephone number of our registered office is (91) 832 246 0600. The register of members of the Company is maintained at the registered office. Our website address is http://www.sesasterlite.com. Our agent for service of process in the United States is CT Corporation System and are located at 111 Eighth Avenue, New York, New York 10011.

SIIL was acquired by Mr. Anil Agarwal and his family in 1979. In 1988, SIIL completed an initial public offering of shares in India to finance in part its first polythene insulated jelly filled copper telephone cables plant. It discontinued production of polyvinyl chloride power and control cables and enameled copper wires in 1990 and in 1991 commissioned a continuous cast copper rod plant.

In 1997, in order to obtain captive sources of copper for the copper rod plant, it commissioned the first privately developed copper smelter in India at Tuticorin. In 2000, SIIL acquired CMT through Monte Cello, which owns the Mt. Lyell copper mine in Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at the Mt. Lyell copper mine has been placed under care and maintenance following a rock falling on the ventilation shaft in June 2014.

In July 2000, the telecommunications cables and optical fiber business was spun-off into a new company, Sterlite Technologies Limited. The Agarwal family has substantial interests in Sterlite Technologies Limited. Sterlite Technologies Limited is not a part of our group companies.

SIIL acquired the aluminium business through the acquisition of a 51.0% interest in BALCO from the GoI on March 2, 2001. The exercise of our call option to purchase the remaining 49.0% of the shareholding of GoI in BALCO is still under dispute.

On April 11, 2002, SIIL acquired, through Sterlite Opportunities and Ventures Limited (“SOVL”), a 26.0% interest in HZL from the GoI and a further 20.0% interest through an open market offer. On November 12, 2003, SIIL acquired through SOVL, a further 18.9% interest in HZL following the exercise of a call option granted by the GoI, increasing SIIL’s interest in HZL to 64.9%. In addition, SOVL has a call option, which became exercisable on April 11, 2007 to acquire the GoI’s remaining ownership interest in HZL. As per the order of the High Court of Madras dated March 29, 2012, SOVL merged into SIIL. The exercise of this option has been contested by the GoI and is still under dispute.

On October 3, 2006, SIIL acquired 100% of Sterlite Energy from Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, one of its directors until March 31, 2009, for a total consideration of Rs. 4.9 million ($ 0.1 million). Sterlite Energy was SIIL’s subsidiary through which it had set up a thermal coal-based 2,400 MW power facility in the State of Odisha.

In June 2007, SIIL completed an initial public offering of its shares in the form of ADSs in the US and its ADSs were listed on the NYSE. After this offering, Vedanta’s ownership interest, held through its subsidiaries, decreased to 59.9%.

In July 2008, Sterlite Energy was successful in an international bidding process and was awarded the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab, India. On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868 million.

In July 2009, in connection with SIIL’s follow-on offering of ADS, each representing one equity share of par value Rs. 2, it issued 131,906,011 new equity shares in the form of ADSs, at a price of $ 12.15 per ADS, aggregating approximately $ 1,602.7 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were allotted to its parent company, Twin Star, which is a wholly-owned subsidiary of Vedanta.

In October 2009, SIIL issued $ 500 million aggregate principal amount of 4% convertible senior notes. Subject to certain exceptions, these convertible senior notes were convertible, at the option of the holder, into ADSs at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of convertible senior notes, which was equal to a conversion price of approximately $ 23.33 per ADS. Upon the effectiveness of the Amalgamation and Re-organization Scheme, the conversion rate has been changed to 25.7213 ADSs per $ 1,000 principal amount of the convertible senior notes which is equal to a conversion price of approximately $ 38.88 per ADS. These convertible senior notes will mature on October 30, 2014, unless earlier repurchased or redeemed or converted.

On May 10, 2010, SIIL agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1,513.1 million). The zinc business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, SIIL announced the completion of the acquisition of 100.0% stake in Skorpion by Sterlite Infra Limited, wholly-owned subsidiary of SIIL for a consideration of Rs. 32,098 million ($ 706.7 million). On February 4, 2011, SIIL announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net of refund of $ 9.3 million. On February 15, 2011, SIIL announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($ 546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition.

On February 3, 2011, the board of SIIL approved the acquisition of 100% ownership of Malco Power Company Limited for a consideration of Rs. 0.5 million and Malco Industries Limited for a consideration of Rs. 1.3 million. The acquisition of Malco Power Company Limited and Malco Industries Limited was completed on February 19, 2011 and March 4, 2011, respectively. Malco Power Company Limited was renamed as Sterlite Ports Limited and it received its new certificate of incorporation on October 5, 2011. Malco Industries Limited was renamed as Sterlite Infraventures Limited and it received its new certificate of incorporation on January 23, 2012. Subsequent to the change in name of Malco Power Company Limited and Malco Industries Limited, the registered offices of both the companies were shifted from Mettur to Tuticorin in the state of Tamil Nadu.

On November 28, 2011, THL Zinc Holding B.V. acquired the entire outstanding share capital of Lakomasko BV for a consideration of $ 37.7 million from VRHL, a wholly owned subsidiary of Vedanta. Consequently, Lakomasko BV became the subsidiary of SIIL.

Consolidation and re-organization of Sesa Goa, SIIL, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite

On February 25, 2012, Vedanta announced an all-share merger of Sesa Goa and SIIL to create Sesa Sterlite and to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). On August 17, 2013, Re-organization Transactions became effective and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013.

On August 19, 2013, Sesa Goa furnished to the SEC a notice, as required under Rule 12g-3(f) under the Exchange Act which provided that Sesa Goa was the successor issuer to SIIL under the Exchange Act. Further, the notice provided that the equity shares of Sesa Goa with a par value of Re. 1 each, would be traded in the United States in the form of ADSs, where each ADS would represent four equity shares of Sesa Goa and such ADSs would be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act. The ADSs of Sesa Goa were registered for trading on the NYSE on September 13, 2013. On September 23, 2013, Sesa Goa submitted to the SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following the approval from the Registrar of Companies, Goa on September 18, 2013.

Our equity shares are listed and traded on the NSE and the BSE. Our American Depositary Receipts (“ADRs”) are quoted on the NYSE (NYSE:SSLT). Our equity shares have been included in BSE Sensex, a diversified index of 30 Indian stocks listed on the BSE since July 28, 2008. Our equity shares continue to remain listed in Sensex after the completion of the Re-organization Transactions. Sesa Goa was a part of CNX Nifty (“Nifty”) since October 2010 and after the completion of the Re-organization Transactions, we continue to be a part of Nifty.

Our equity shares are beneficially held by the Twin Star, Finsider, Westglobe and Welter Trading, which are in turn wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, Westglobe and Welter Trading held 42.0%, 13.5%, 1.5%, 1.3%, respectively, of our share capital as of March 31, 2014. Twin Star’s shareholding in us has been subsequently raised to 45.0% as of July 31, 2014.

The Amalgamation and Re-organization Scheme

The Amalgamation and Re-organization Scheme was made effective in the month of August 2013. In accordance with the Amalgamation and Re-organization Scheme

i.	SIIL merged with and into Sesa Goa through the issue of Sesa Goa shares to SIIL shareholders (other than MALCO) on a 3 for 5 basis resulting in the issue of 1,944,874,125 Sesa Goa shares to SIIL shareholders. The holders of SIIL ADSs received 3 Sesa Goa ADSs for every 5 existing SIIL ADSs. The outstanding convertible bonds of SIIL have become convertible bonds of Sesa Goa with equivalent rights and obligations;

ii.	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

iii.	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a 7 for 10 basis, resulting in the issue of 78,724,989 Sesa Goa shares to the shareholders of MALCO and therefore MALCO’s holding in SIIL was cancelled;

iv.	Sterlite Energy merged with and into Sesa Goa for no consideration;

v.	Vedanta Aluminium’s aluminium business merged with and into Sesa Goa for no consideration; and

vi.	Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which held Vedanta’s 70.5% ownership interest in Vedanta Aluminium, merged with and into Sesa Goa. SIIL held the remaining 29.5% of the shares of Vedanta Aluminium and upon this concurrent amalgamation scheme becoming effective, Vedanta Aluminium became a wholly-owned subsidiary of Sesa Sterlite.

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, a special leave petition challenging the orders of the High Court of Bombay at Goa was filed by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs at the Supreme Court of India. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras. These petitions are pending for hearing and admission.

Cairn India Consolidation

Prior to the Re-organization Transactions, Sesa Goa along with one of its subsidiaries Sesa Resources Limited, held 20.1% of the total outstanding equity share capital of Cairn India. Pursuant to the share purchase agreement, dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Cairn India and an associated debt of $5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $1. With effect from August 26, 2013, TEHL, TMHL and Cairn India (including all of its subsidiaries) have become subsidiaries of the Sesa Goa. As a result, Sesa Sterlite held 58.76% of the total shareholding of Cairn India as of August 26, 2013.

Acquisition of Power Assets

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and Sesa Goa, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh, was purchased by the Company at a consideration of Rs. 28,929 million ($482.2 million).

Brief History of Sesa Goa

Sesa Goa was incorporated as a private company under the laws of India in Panaji, state of Goa, India on June 25, 1965 as Sesa Goa Private Limited. It became a public limited company following a public offering of its shares in 1981. In 2007, Vedanta, through its subsidiaries, acquired 51.0% of Sesa Goa Limited from Mitsui Co. Ltd. which was subsequently increased to 55.13% by fiscal year 2013.

On June 11, 2009, Sesa Goa entered into a share purchase agreement with the shareholders of V.S. Dempo & Co. Private Limited (which later changed its name to Sesa Resources Limited) pursuant to which Sesa Goa agreed to purchase the entire issued share capital of Sesa Resources Limited for a total consideration of Rs. 17,500 million ($291.6 million) on a debt-free and cash-free basis other than with respect to two loans owed to Mitsui and the Bank of India, New York. The transaction included the purchase of the entire issued share capital of Sesa Resources’ wholly-owned subsidiary, Sesa Mining Corporation Limited, and 50.0% of the share capital held by Sesa Resources Limited in Goa Maritime Private Limited. The assets acquired include mining leases, mining rights and related infrastructure in Goa.

In October 2009, Sesa Goa issued 5,000 5% convertible bonds of an aggregate principal amount of $500 million. Subject to certain exceptions, the convertible bonds are convertible, at the option of the holder, into ADSs at a conversion rate of 13,837.64 ADSs per $100,000 principal amount of convertible bonds, which is equal to a conversion price of approximately $7.23 per ordinary share. The convertible bonds will mature on October 30, 2014, unless earlier repurchased or redeemed or converted. As of March 31, 2014, 2,168 of these convertible bonds were outstanding and the remaining bonds had been already converted to equity.

On July 25, 2011, Sesa Goa entered into a share purchase and operation agreement with Elenilto Minerals & Mining LLC, WCL and BFL, pursuant to which BFL agreed to acquire 51.0% of the fully diluted ordinary share capital of WCL for a cash consideration of $90 million. Subsequently, on December 20, 2012, BFL acquired the remaining 49.0% of the fully diluted ordinary share capital of WCL from Elenilto Minerals & Mining LLC for $33.5 million.

On December 8, 2011, Sesa Goa along with its subsidiary Sesa Resources Limited, completed the acquisition of 20.1% of the equity share capital of Cairn India. As of this date, Vedanta had a total ownership interest of 58.76% (including equity interests held through its other subsidiary, TMHL).

On March 1, 2012, Sesa Goa acquired 100% of the equity share capital of Goa Energy Private Limited engaged in the business of power generation from Videocon Industries at a consideration of $9.5 million. The name was subsequently changed to Goa Energy Limited in September 2012.

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the zinc, copper and aluminium industries contained in this Annual Report is primarily derived from Wood Mackenzie and other industry sources. Unless otherwise indicated, all data relating to the oil and gas industry contained herein is primarily derived from BP Statistical Review of World Energy June 2014. Unless otherwise indicated, all data relating to the iron ore industry contained herein is primarily derived from the Bureau of Resources and Energy Economics, Australia (“BREE”) and the United States Geological Survey (“USGS”).

Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2005-06 to 2012-13), the Central Electricity Authority of India’s General Review (2004-05 to 2013-14), and the Ministry of Power website. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours or kWh.

Unless otherwise stated, the years mentioned in this disclosure contained herein are calendar years.

Zinc

Global Zinc Market

Background

According to Wood Mackenzie, the principal use for zinc in the West is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounted for approximately 59% of world consumption of zinc. The main end-use industries for galvanized steel products are the construction and infrastructure industries, automobile manufacturing, consumer products and industrial machinery manufacturers, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include die-casting alloys (14%), brass semis and castings (11%) and oxides and chemicals (9%). Alloys are principally used in vehicles, toys and hardware etc.

The end-user market is dominated by the construction industry, with 50% of global end-use zinc consumption, followed by the transport sector (21%), infrastructure (16%), industrial machinery (7%) and consumer products (6%), according to Wood Mackenzie.

The zinc industry has three broad categories of producers:

•	Miners, which mine the lead-zinc ore and produce zinc concentrate for sale to smelters, and usually receive payment for 85% of the zinc contained in the concentrate less a Treatment Charge (“Tc”);

•	Smelters, which purchase concentrate and sell refined metal, with some smelters also having some integrated production downstream; and

•	Integrated producers, which are involved in both the mining and smelting of zinc.

For custom smelters, Tc rates have a significant impact on profitability, as prices for zinc concentrate are equal to the LME price net of Tc, and prices of finished zinc products are equal to the LME price plus a premium. A significant proportion of concentrates is sold under frame contracts and Tcs’ are negotiated annually. The main conditions of the contract which are subject to negotiation are the Tcs that are expressed in US dollars per dry metric ton of concentrate and price participation (under long-term contracts). The Tc rates are influenced by the demand-supply situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.

Global Zinc Reserves

As of December 31, 2013, global zinc reserves were estimated to be 250 million tons, according to preliminary estimates by the USGS, Australia, China, Peru, Mexico and India collectively account for 64% of world reserves.

The following table sets forth world zinc reserves:

Reserves
(in million tons)
Australia	64.0
China	43.0
Peru	24.0
Mexico	18.0
India	11.0
United States	10.0
Kazakhstan	10.0
Canada	7.0
Bolivia	5.2
Ireland	1.3
Other countries	57.0

World Total (rounded)	250.0

Source: USGS, Mineral Commodity Summaries, January 2014

Zinc Consumption

Global zinc consumption grew 3.6% in 2013, from a volume of 12.8 million tons in 2012 to 13.3 million tons in 2013 according to Wood Mackenzie.

Asia, Europe and North America together accounted for approximately 90.8% of global zinc consumption in 2013. Turkey, the Russian Federation, Thailand, Indonesia, China and South Korea, followed by India, are among the fastest growing substantial zinc markets in the world with a compounded annual growth rate (“CAGR”) of 15.8%, 13.6%, 12.2%, 11.3%, 10.3%, 8.0% and 6.6% respectively between 2009 and 2013. China and India are expected to lead future growth as well.

The following table sets forth the regional consumption pattern of refined zinc in 2013:

	Year Ended December 31, 2013
	Volume	%
	(thousands of tons, except percentages)
Europe	2,224	16.7%
China	6,063	45.6%
Rest of Asia(1)	2,216	16.7%
North America	1,403	10.6%
Latin America	454	3.4%
India	639	4.8%
Oceania	157	1.2%
Africa	138	1.0%

Total (rounded)	13,295	100.0%

Notes:

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2014

Zinc Supply

According to Wood Mackenzie, the five largest zinc mining countries are China (36.4%), Australia (11.5%), Peru (9.7%), India (6.4%) and the United States (5.8%). These countries collectively accounted for 69.8% of total zinc mined worldwide in 2013. The five largest zinc mining companies in 2013 were Glencore Xstrata (6.7%), HZL (6.4%), Teck Cominco Limited (4.8%), Minmetals Resources Limited (4.6%) and Votorantim (2.3%).

The following table sets forth the regional production pattern of zinc mines in 2013:

	Year Ended December 31, 2013
Region	Volume	%
	(thousands of tons, except percentages)
Europe	929	7.2%
China	4,700	36.4%
Rest of Asia(1)	1,026	7.9%
North America	1,766	13.7%
Latin America	1,884	14.6%
India	827	6.4%
Oceania	1,481	11.5%
Africa	314	2.3%

Total	12,927	100.0%

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2014

With a production of 5.3 million tons of refined zinc in 2013, China is the largest single zinc-producing country in the world. The other major zinc producing countries South Korea (6.9%), India (6.2%), Canada (5.0%) and Japan (4.4%) account for approximately 63.0% of total global refined zinc production. The five largest zinc producing companies in 2013 were Korea Zinc Company Limited (8.4%) Nyrstar NV (8.3%), HZL (5.8%), Glencore Xstrata (5.1%), and Votorantim Group (4.5%), which together accounted for about 32.0% of the total refined zinc produced worldwide in 2013.

The following table sets forth the regional production pattern of refined zinc in 2013:

	Year Ended December 31, 2013
Region	Volume	%
	(thousands of tons, except percentages)
Europe	2,114	16.3%
China	5,270	40.6%
Rest of Asia(1)	2,275	17.5%
North America	1,228	9.5%
India	802	6.2%
Latin America	664	5.1%
Oceania	498	3.8%
Africa	139	1.0%

Total	12,989	100.0%

Notes:

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2014

Pricing

Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven.

During 2013, zinc prices remained lower due to excess supply, with the annual average price per ton declining by 2% to $1,910 by year end. However, zinc still outperformed all other base metals due to relatively stronger demand fundamentals. This was largely a result of a decline in Chinese smelter production last year on account of low margins, which resulted in a surplus in the China and global concentrate markets.

The following table sets forth the movement in zinc prices from 2004 to 2013:

	Year ended December 31
Zinc Prices	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	($ per ton, except percentages)
LME Cash Price	1,048	1,381	3,272	3,248	1,870	1,658	2,158	2,190	1,946	1,910
% Change	26.5	31.8	136.9	(0.7)	(42.4)	(11.3)	30.1	1.5	(11.1)	(1.9)

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2014

The last closing LME zinc cash price was $1,985 per ton as of March 31, 2014.

Indian Zinc Market

Background

India has substantial zinc resources: according to the Indian Minerals Yearbook 2012, India had approximately 36.7 million tons of zinc resources as on April 1, 2010. The USGS estimates India’s zinc reserves to be around 11 million tons, making it the fifth largest country in terms of zinc reserves globally (USGS, Mineral Commodity Summaries, February 2014). The Indian zinc industry has only two domestic producers. The leading producer is our majority-owned subsidiary, HZL. HZL had an estimated 89.0% market share in India in fiscal year 2014, according to the Indian Lead and Zinc Development Association (“ILZDA”). The other producer is Binani Zinc Limited (“Binani Zinc”), with a 3% Indian market share by sales volume in fiscal year 2014.

Consumption Pattern

According to Wood Mackenzie, consumption of refined zinc in India reached 638,937 tons during 2013. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 77.0% of total consumption.

Wood Mackenzie forecasts Indian refined zinc demand to increase at a CAGR of 5.7% from 670,211 tons in 2014 to 941,913 tons in 2020.

Pricing and Tariff

Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal.

The following table sets out the customs duties that were applicable on zinc for the periods indicated:

January 3, 2009 to present

Zinc	5.0%

In addition, the Finance Act (2 of 2004) of India levied an additional surcharge of 3.0% on the total customs duty payable.

Market Outlook

Global zinc outlook

Global zinc demand is forecasted to grow at 5.3% in 2014 as per Wood Mackenzie. China will continue to remain the dominant driving force as galvanized sheet usage in cars and construction activity is expected to grow, supported by the gradual recovery in global economic activity.

China’s zinc consumption will continue to drive the global zinc demand growth based on Wood Mackenzie’s forecast. The total consumption of slab zinc in China is expected to grow from 6.1 million tons in 2013 to 8.2 million tons in 2017. That would translate to China’s consumption growth at a CAGR of 7.8% between 2013 and 2017, which compares to global consumption growth at a CAGR of 5.0% for the same period and to the world (excluding China consumption growth) at an expected CAGR of 2.4% for the same period.

According to Wood Mackenzie, between 2013 and 2030, new zinc projects and expansions will increase production by almost 0.5 million tons per annum. The average size of new zinc mine projects is quite modest, at around 45,000 tons per annum. However, five are quite substantial: Dugald River (Australia), Bisha (Eritrea), Sanguikou (China), Kyzyl Tashtygskoe (Russia) and Caribou (Canada). Expansion or increase in production capacity at 67 mines globally will add about 1.3 million tons per annum. One hundred twenty-eight existing producers are forecast to close due to reserve depletion by 2030, resulting in the loss of 5.7 million tons per annum. In addition, twenty-two mines which collectively produced 3.3 million tons per annum in 2013 will produce only 2.5 million tons per annum by 2030, resulting in a loss of 0.8 million tons per annum of output by attrition.

Indian zinc outlook

The Indian zinc demand witnessed strong growth in 2013 primarily on account of demand from the galvanized sheet sector. This growth is expected to continue as new zinc applications and investment in infrastructure projects are expected to increase domestic demand.

Global Oil and Gas Market

Background

According to the International Monetary Fund (“IMF”), the global economy grew at 3.0% during 2013, slightly lower than the previous year’s 3.1%. Global economic activity picked up during the second half of 2013, with Euro zone moving from recession to recovery, and emerging markets seeing increased demand for exports. The world economy is expected to grow at 3.7% and 3.9% in 2014 and 2015, respectively.

Driven by the economic recovery in the developed world, global oil demand expanded at a rate of 1.4% in 2013, with global oil demand increasing to 91.2 mmbopd, a rise of 1.2 mmbopd vis-à-vis 2012. The Americas and Asia-Pacific witnessed an increase in demand of 0.6 mmbopd and 0.4 mmbopd, respectively.

(Source: International Energy Agency February 2014 Oil Market Report)

The global consumption for natural gas grew by 1.4% in 2013 to 3,347.6 bcm, a rise of 36.8 bcm over gas consumption in 2012. The increase in natural gas consumption in North America and Asia-Pacific in 2013 over 2012 was 20.6 bcm and 12.1 bcm, respectively. Europe and Eurasia saw a 1.4% decrease in gas consumption in 2013 versus 2012, with total gas consumption in 2013 decreasing to 1,064.7 bcm. (Source: BP Statistical Review of World Energy June 2014)

Global Oil and Gas Reserves

As of December 31, 2013, global oil reserves were estimated to be 1,687.9 billion barrels, and global gas reserves were estimated at 185.7 tcm. In 2013, Venezuela, Saudi Arabia, Canada, Iran and Iraq had the majority of the oil reserves, collectively accounting for nearly 62.0% of the world’s reserves. On the other hand, Iran, Russian Federation, Qatar, Turkmenistan and United States of America have the majority of the gas reserves, together accounting nearly for 62.7% of the world’s reserves in 2013.

The following table summarizes the current distribution of the world’s oil reserves:

	As of December 31, 2013
	Oil
Country	Reserves	Share of Total
	(In billion barrels)	(in percentage)
Venezuela	298.3	17.7%
Saudi Arabia	265.9	15.8%
Canada	174.3	10.3%
Iran	157.0	9.3%
Iraq	150.0	8.9%
Kuwait	101.5	6.0%
UAE	97.8	5.8%
Russian Federation	93.0	5.5%
Libya	48.5	2.9%
US	44.2	2.6%
Nigeria	37.1	2.2%
Kazakhstan	30.0	1.8%
Other Countries	190.3	11.2%

World Total	1,687.9	100.0%

The following table summarizes the current distribution of the world’s gas reserves:

	As of December 31, 2013
	Natural Gas
Country	Reserves	Share of Total
	(In tcm)	(in percentage)
Iran	33.8	18.2%
Russian Federation	31.3	16.8%
Qatar	24.7	13.3%
Turkmenistan	17.5	9.4%
US	9.3	5.0%
Saudi Arabia	8.2	4.4%
United Arab Emirates	6.1	3.3%
Venezuela	5.6	3.0%
Nigeria	5.1	2.7%
Algeria	4.5	2.4%
Australia	3.7	2.0%
Iraq	3.6	1.9%
Other Countries	32.3	17.6%

World Total	185.7	100.0%

Source: BP Statistical Review of World Energy June 2014

Global Oil and Gas consumption and production

In 2013, global oil consumption grew by 1.4 mmbopd, or 1.4%. This growth was below the historical average. Global oil consumption increased from 89,931 kbopd in 2012 to 91,331 kbopd in 2013, according to BP Statistical review.

The United States was the largest consumer of oil in 2013, with a global market share of around 19.9% followed by China at 12.1%, Japan at 5.0% and India at 4.2%.

Natural gas demand grew at 1.4%, with consumption rising from 3.31 tcm in 2012 to 3.35 tcm in 2013. The US is the largest consumer of natural gas, with annual demand of 0.7 tcm. American demand alone accounts for 22.2% of global demand. Other prominent consumers of natural gas are Russia and Iran, accounting for 12.3% and 4.8%, respectively.

The following table sets forth the regional consumption pattern for oil and gas:

	Year Ended December 31, 2013
	Oil Volumes		Gas Volumes
	(in kbopd)%		(in bcf per day)%
North America	23,292	24.5%	89.3	27.8%
US	18,887	19.9%	71.3	22.2%
Others	4,405	4.6%	18	5.6%
South & Central America	6,775	7.4%	16.3	5.0%
Argentina	636	0.7%	4.6	1.4%
Brazil	2,973	3.2%	3.6	1.1%
Others	3,166	3.5%	8.1	2.5%
Europe & Eurasia	18,645	21.0%	103	31.7%
Russia	3,313	3.7%	40	12.3%
Germany	2,382	2.7%	8.1	2.5%
France	1,683	1.9%	4.1	1.3%
Others	11,267	12.7%	50.8	15.7%
Middle East	8,526	9.2%	41.4	12.8%
Saudi Arabia	3,075	3.2%	10	3.1%
Iran	2,002	2.2%	15.7	4.8%
Others	3,449	3.8%	15.7	4.9%
Africa	3,624	4.1%	11.9	3.7%
Asia Pacific	30,470	33.8%	61.8	19.0%
China	10,756	12.1%	15.6	4.8%
Japan	4,551	5.0%	11.3	3.5%
India	3,727	4.2%	5	1.5%
Others	11,436	12.5%	29.9	9.2%

Global Total	91,331	100.0%	323.9	100.0%

Source: BP Statistical Review of World Energy June 2014

Global oil production increased by 0.6%, in 2013, bringing total production from 86.2 mmbopd in 2012 to 86.8 mmbopd in 2013 according to the BP Statistical Review published in June 2014. Saudi Arabia was the largest producer of oil in 2013, with a global market share of 13.1%. The next largest producers were Russia at 12.9% and the US at 10.8%.

Global gas production increased by 1.1% from 322.6 bcf per day in 2012, to 326.0 bcf per day in 2013. The US was the largest producer of natural gas at 66.5 bcf per day with global market share of 20.6% during the year ended December 31, 2013, followed by Russia at 17.9% in the same period.

The following table sets forth the regional production pattern for oil and gas:

	Year Ended December 31, 2013
	Oil Volume	%	Gas Volume	%
	(in kbopd)		(in bcf per day)
North America	16,826	18.9%	87.0	26.9%
US	10,003	10.8%	66.5	20.6%
Others	6,823	8.1%	20.5	6.3%
South & Central America	7,293	9.1%	17.1	5.2%
Venezuela	2,623	3.3%	2.8	0.8%
Brazil	2,114	2.7%	2.1	0.6%
Others	2,556	3.1%	12.2	3.8%
Europe & Eurasia	17,281	20.3%	99.9	30.6%
Russia	10,788	12.9%	58.5	17.9%
Others	6,493	7.5%	41.4	12.7%
Middle East	28,358	32.2%	55.0	16.8%
Saudi Arabia	11,525	13.1%	10.0	3.0%
Others	16,833	19.1%	45.0	13.8%
Africa	8,818	10.1%	19.8	6.0%
Nigeria	2,322	2.7%	3.5	1.1%
Others	6,496	7.4%	16.3	4.9%
Asia Pacific	8,232	9.5%	47.3	14.5%
China	4,180	5.0%	11.3	3.5%
India	894	1.0%	3.3	1.0%
Others	3,158	3.5%	32.7	10.0%
Global Total	86,808	100.0%	326.0	100.0%

Source: BP Statistical Review of World Energy June 2014

Pricing

Prices of various crude oils are based upon the prices of the key physical benchmark crude oils such as Brent, West Texas Intermediate, and Dubai/Oman etc. Crude oil prices move based upon market factors like supply and demand. Regional producers price their crude against benchmark crude prices by placing a premium or a discount over the benchmark based on the quality differentials and competitiveness of the various grades.

In fiscal year 2014, the Europe Brent spot prices averaged around $107.5 per barrel, or around 2.2% below the fiscal year 2013 average. The Europe Brent Spot traded within a range of $97-117 per barrel during fiscal year 2014, ending the year at $105.9 per barrel according to US Energy Information Administration (Europe Brent Spot Price F.O.B (Dollars per Barrel), Release Date-June 25, 2014).

The movement of annual average oil prices from 2004 to 2013 was as follows:

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Europe Brent Spot Price, USD/barrel	38.3	54.6	65.2	72.4	96.9	61.7	79.6	111.3	111.6	108.6
% Change	32.6%	42.6%	19.4%	11.2%	33.8%	(36.3%)	28.9%	39.8%	0.3%	(2.7%)

Source: US Energy Information Administration (Europe Brent Spot Price F.O.B (Dollars per Barrel), Release Date-June 25, 2014)

As there is no single global market for natural gas, natural gas market is evolving differently in different geographic areas. Globally, there are three main regional hubs for the pricing of natural gas: the United States (Henry Hub Prices), the United Kingdom (NBP Price), and Japan (imported gas price, mostly linked to crude oil).

Indian Oil and Gas Market

Background

According to the BP Statistical Review of World Energy June 2014, India is a refining surplus country, with a total refining capacity of 4,319 kbopd. However, the country is primarily dependent upon crude oil imports to meet its demand. Domestic crude oil only contributes about 21% of its total refining demand.

National oil companies like ONGC and Oil India Limited are the primary producers of crude oil in India, together accounting for approximately 68% of domestic production. Cairn India is a major private producer, with a net operating production of 88,320 bopd in the fiscal year 2014.

India is a gas deficient country with domestic production of 33.7 billion cubic meters with total liquefied natural gas imports of 17.8 billion cubic meters during the fiscal year 2014 according to BP Statistical review of World Energy June 2014.

Nationalised oil companies like ONGC and Oil India Limited are the primary producers of natural gas in India, with Reliance Industries Limited being the dominant private producer. Fertilizer units, gas-based power plants, city-gas distribution entities and industrial consumers are the primary consumers of natural gas produced in India. For fiscal year 2014, Cairn India had a net operating production of 11 mmscfd.

Consumption Pattern

According to BP Statistical Review June 2014, India was the fourth largest consumer of oil after the United States, China and Japan, consuming 3,727 kbopd of oil in 2013. On the other hand, India accounted for 1.5% of global gas consumption with a daily consumption of 5.0 bcf in 2013.

Pricing & Tariff

Domestic Indian crude oil is also priced with reference to international benchmark crude, with appropriate adjustments for quality differences. At present, there is no duty imposed on imported oil, whereas domestic crude oil sales are subjected to local levies (central sales tax or value added tax). The current applicable tax rates for crude oil are as follows:

Central Sales Tax	2.0%
Value Added Tax	5.0%

There are broadly two pricing regimes for gas in India: one for the gas priced under the administered pricing mechanism, and the other for the non-administered pricing mechanism or free-market gas. The price of administered pricing mechanism gas is set by the GoI and for others it is determined based on provisions of respective production sharing contracts. Domestic natural gas sales are subjected to local levies such as Central Sales Tax and Value Added Tax.

The current applicable tax rates for natural gas are as under:

Central Sales Tax	2.0%
Value Added Tax	14.5% / 15.0%

Iron Ore

Global Iron Ore Market

Background

Iron ore is the key raw material used to make pig iron and steel. According to the Mineral Information Institute, 98% of mined iron ore is used to produce steel.

The iron ore itself is usually found in the form of magnetite, hematite, goethite, limonite or siderite. Hematite is also known as “natural ore”. The name refers to the early years of mining, when certain hematite ores contained 66% iron and could be fed directly into iron making blast furnaces.

The iron ore industry has two broad categories of producers:

1.	Mining companies with a focus on extracting different metals and minerals including iron ore; and

2.	Steel companies, who mine and produce iron ore to benefit from security of supply of its key raw materials.

In recent years, steel producers have increasingly secured their iron ore supplies through long-term contracts, strategic investments in iron ore projects, and acquisitions of iron ore producers.

World Iron Ore Reserves

As of December 31, 2013, global crude iron ore reserves were estimated at 170 billion tons according to the preliminary estimates by the USGS as published in February 2014. Australia, Brazil, Russia, China and India collectively account for approximately 71.8% of world crude iron ore reserves.

The following table sets for the world iron ore reserves as of December 31, 2013:

	Crude Ore	Iron Content
	(million ton)
Australia	35,000	17,000
Brazil	31,000	16,000
Russia	25,000	14,000
China	23,000	7,200
India	8,100	5,200
United States	6,900	2,100
Ukraine	6,500	2,300
Canada	6,300	2,300
Venezuela	4,000	2,400
Sweden	3,500	2,200
Iran	2,500	1,400
Kazakhstan	2,500	900
South Africa	1,000	650
Other countries	14,000	7,100

World total (rounded)	170,000	81,000

Source: USGS, Mineral Commodity Summaries, February 2014

World trade in iron ore

Global iron ore trade increased by 6.0% in 2013 to a total of 1.23 billion tons. China imported an additional 75 million tons, while Australia supplied an additional 87 million tons. In 2014, world trade in iron ore is forecast to increase by 7.0%, compared with 2013, to total of 1.32 billion tons. Over the medium term, world iron ore trade is projected to increase at an annual average rate of 3.6% to reach 1.57 billion tons in 2019. The chief source of import demand is projected to originate in China; while additional exports are projected to come primarily from Australia and Brazil, according to BREE.

The following table sets for the world iron ore trade (million tons)

Year Ended December 31,	2013
Iron ore imports
European Union	128
Japan	136
China	820
South Korea	63
Iron ore exports
Australia	579
Brazil	330
India (net exports)	9
Canada	36
South Africa	48
World trade	1,225

Sources: BREE Resources and Energy Quarterly, March Quarter 2014

Iron ore imports

In 2014, China’s imports of iron ore are forecast to increase 6.0%, relative to 2013, to total 872 million tons. Over the medium term, Chinese steel producers are expected to increase their reliance on imported ore. This is expected due to the projected increasingly abundant amount of high quality and comparatively cheap ores from international suppliers, particularly those in Australia and Brazil.

As additional supply comes online in these countries and places downward pressure on traded prices, the low quality and high cost Chinese domestic ore is expected to be pushed out of the market. From 2015 to 2019, China’s imports are projected to grow at an average annual rate of 5.0%, to total 1.12 billion tons—or around 70.0% of world trade—in 2019. Imports into the European Union are expected to dip in line with steel production before increasing in the latter part of the outlook period to total 128 million tons in 2019. Japan’s iron ore imports are projected to decrease by 0.3% a year on average to total 134 million tons in 2019. South Korea’s imports are projected to increase at an average annual rate of 1.3% a year over 2014 to 2019 to total 68 million tons in 2019. The moderation in import demand into these two economies is in proportion with changes in steel production.

Iron ore exports

In 2014, Australia’s iron ore exports are forecast to increase by 19.0%, compared with 2013, to total 687 million tons. The increase will be supported by forecast higher production from recently commissioned projects from Australia’s iron ore majors. This includes Rio Tinto’s recently completed Namuldi Expansion (26 million tons a year), Brockman 4 (stage 2; 18 million tons), Hope Downs 4 (15 million tons), Western Turner Syncline II (9 million tons); BHP Billiton’s Jimblebar project (35 million tons); and Fortescue’s Chichester (40 million tons) and Solomon hub expansions (60 million tons). These projects ramping up to full capacity, combined with CITIC Pacific’s Sino iron project (24 million tons) and Hancock Prospecting’s Roy Hill project (55 million tons), amongst others, are projected to support continued growth in Australia’s iron ore exports. Australia’s exports of iron ore are projected to grow at an average annual rate of 4.4%, to reach 851 million tons in 2019.

Brazil’s iron ore exports are forecast to increase by 9.0% in 2014, relative to 2013, to total 361 million tons, and are projected to increase at an annual average rate of 6.0% and to reach 486 million tons in 2019. The growth in exports is expected to be sourced primarily from expansions and new projects in the Carajas and South-East iron ore systems that are scheduled for completion over the medium term. The largest of these projects is Vale’s 90 million ton annual capacity S11D, or Serra Sul, project that is scheduled to commence operation by 2019.

In 2014, India’s net exports are forecast to total 11 million tons. Bans on mining in India’s key iron ore producing states are expected to continue to impact on production over the next few years. While the ban on exports from the Indian state of Karnataka has been lifted, production is still capped at 30 million tons a year. The state government of Goa is expected to come out with a mining policy, post which mining is expected to be resumed in the state. Even after resumption of mining in this state, it is expected that production, and exports, will take some time to return to full capacity. The recently introduced 5.0% export duty on iron ore pellets to discourage exports is also expected to limit India’s return to supplying seaborne markets. Over the remainder of the outlook period, India’s net exports of iron ore are projected to increase initially, as mining activity increases in response to relaxing and removal of mining bans. Later in the period, higher domestic requirements associated with higher domestic steel production are projected to reduce the quantities of ore available for export. In 2019, net exports are projected to total around 10 million tons. There is an upside risk to this projection which could occur if mining activity increases faster than expected.

Exports from West Africa are not projected to have a significant impact on world markets over the medium term. The large infrastructure investment required to enable large-scale exports of bulk commodities will be a limiting factor during a period likely to be characterised by more efficient allocation of capital, lower risk tolerances and higher expected returns on investment. Brownfield developments in established producing regions are assessed as a more commercially viable option for supplying the growing demand in key Asia-Pacific markets over the medium term.

Consumption and Supply

Global consumption and supply of iron ore closely reflects consumption and supply scenario in steel, as about 98% of the global iron ore production is used in steel making.

World steel consumption

World steel consumption in 2013 is estimated to have increased by 2.9% to total 1.59 billion tons. The chief driver of this growth was a 6.0% increase in China’s consumption. For other major steel consuming economies, estimated lower rates of consumption growth can be attributable to lower investment growth in infrastructure and fixed assets. In 2014, world steel consumption is forecast to increase by 2.7%, relative to 2013, to total 1.63 billion tons. The forecast growth is expected to be supported by investment in fixed capital and infrastructure in emerging economies, particularly in Asia. Over the period 2015 to 2019, world steel consumption is projected to increase at an average annual rate of 1.9% to total 1.79 billion tons in 2019. Continued economic growth, fixed capital formation and on-going urbanisation are expected to support projected robust growth in steel consumption in emerging economies. Steel consumption in most developed economies is projected to grow, albeit at a moderate rate as these economies already have higher levels of capital stock. (source: BREE)

China was the world’s largest consumer of steel in 2013, accounting for around 46.0% of world consumption. Steel consumption is estimated to have increased by 6.0%, to total 729 million tons for the year. Credit restrictions that have tightened up housing investment and a decrease in investment in railway networks dampened growth in the latter part of 2013. The effects of this have continued over into the start of 2014; however, while credit controls are expected to remain in place, government spending programs are expected to result in a rebound in steel consumption throughout the remainder of 2014.

The Chinese government has announced several fiscal spending programs for the period 2014 to 2020. The programs are aimed at expanding urbanisation, including improving the quality of urban housing stock and building more transportation infrastructure, both of which are steel intensive. The programs are expected to support forecast consumption growth of 3.0% in 2014 and 2015. Over the remainder of the outlook period, China’s steel consumption growth rates are expected to moderate to a projected average annual rate of 1.8% and total 832 million tons in 2019. Although these rates of growth are much lower than those seen during the preceding decade, they are starting from a much higher base and still result in robust additional volumes each year.

In 2014, India’s steel consumption is forecast to increase 5 per cent, compared to 2013, to total 83 million tons. Consumption is forecast to increase as a result of government spending on infrastructure and higher consumption of consumer durables. Over the period 2015 to 2019, consumption growth is projected to increase at an average rate of 5.0% a year to total 107 million tons in 2019. Increases in India’s steel consumption are expected to be supported by government efforts to improve the quality and coverage of the country’s infrastructure networks. This is expected to include: road networks and bridges, rail systems, electricity generation and other infrastructure. Rising income levels are expected to support a gradual increase in consumption of consumer durables that will also contribute higher levels of steel consumption.

Steel consumption growth rates in Organisation for Economic Co-operation and Development (“OECD”) countries are projected to be more subdued compared to non-OECD economies. Steel consumption growth in the European Union (“EU”) is projected to average around 1.4% a year over the outlook period to total 167 million tons in 2019. Consumption levels in the US are projected to moderate down to 101 million tons in 2019. The decrease in consumption levels in the US is expected as a result of lower investment in steel-intensive capital formation. During this period, competition from China in steel-intensive manufactures, such as cars and ships, is expected to put pressure on steel consumption rates in South Korea and Japan. Steel consumption in South Korea is projected to grow at 1.3% a year to total 60 million tons in 2019. Consumption rates in Japan are expected to be affected more strongly, and are projected to decrease by around 0.2% a year to total 69 million tons in 2019.

World steel production

World steel production in 2013 was 4.2% higher, relative to 2012, at a total of 1.6 billion tons. The large increase was driven mostly by a 66 million ton increase in China’s steel production. In 2014, growth in world steel production is forecast to moderate to 2.1 per cent to total 1.64 billion tons. Steel production is projected to grow at an average annual rate of 1.8 per cent to reach 1.79 billion tons in 2019. Increases in China’s and India’s steel production are projected to be the leading contributors to the growth.

China’s crude steel production exceeded expectations in 2013 and increased by 9.3%, relative to 2012, to total 775 million tons, according to monthly data from the World Steel Association. For 2014 overall, China’s steel production is forecast to increase by 3.5%, relative to 2013, to total 802 million tons. The increase is expected as a result of robust consumption growth from recently announced government expenditure programs, and despite capacity closures. Over the period 2015 to 2019, China’s steel production is projected to grow at an average rate of 1.8% a year to total 875 million tons in 2019.

The following table sets forth the world steel consumption and production (in million tons)

Year Ended December 31,	2013
Crude steel consumption
European Union	153
United States	103
Brazil	28
Russia	48
China	729
Japan	70
South Korea	55
India	79

World steel consumption	586

Crude steel production
European Union	167
United States	87
Brazil	34
Russia	69
China	775
Japan	111
South Korea	66
India	81

World steel production	602

Sources: BREE; World Steel Association.

India’s steel production is projected to increase at an average annual rate of 5% and to total 109 million tons in 2019. The increase in steel production is expected to be bolstered by demand from both public producers, Steel Authority of India Limited and Rashtriya Ispat Nigam Limited, and private producers, Tata Steel, Essar Steel and Jindal Steel Power Limited.

In OECD economies, only a modest increase in steel production is projected to the end of 2019. Steel production in the US is projected to grow the strongest, at an average annual rate of 1.4% a year to total 95 million tons in 2019, reducing its reliance on imports. Capacity utilization rates at steel mills in the EU are expected to dip in the shorter term, before increases in consumption demand induces higher production. Steel production in the EU is projected to total 167 million tons in 2019.

Pricing

Iron ore pricing is established by the price agreements made in the spring/early summer between large iron ore producers (Vale, Rio Tinto, BHP Billiton) and major steel manufacturers. Traditionally, the first deal reached between these two groups sets a benchmark to be followed by the rest of the industry.

The following table sets forth the movement in iron ore prices from 2009 to 2013:

	Year Ended December 31,
	2009	2010	2011	2012	2013
Iron Ore	($ per dry metric ton, except percentages)
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	$86.4	$146.7	$167.6	$128.3	$135.3
% Change	—	69.9	14.2	(23.4)	5.4

Source: Bloomberg

In 2013, iron ore spot prices cost and freight averaged $135.3 a ton, an increase of 5.4% relative to 2012. Spot prices have been declining during the year 2014, due to a confluence of factors such as high inventories of ore at Chinese ports, a bearish sentiment emanating from declining construction and manufacturing activity in China, growing concerns over the use of iron ore as collateral for loans and kneejerk responses to a drop in imports in the oft-disrupted month in February. Though prices are expected to improve from the current levels, the prices are not expected to recover to the high levels seen in 2013 due to the increased availability of supplies from new mines starting up in 2014.

Indian Iron Ore Market

Background

India is self-sufficient in iron ore. India has been a traditional exporter of iron ore, with most of the exports going to China, Japan, South Korea and other East Asian countries. Overseas iron ore mining companies are looking to acquire rights to explore, mine and export iron ore from India. Key players include National Mineral Development Corporation, Sesa Sterlite Ltd, Kudremukh Iron Ore Co., Rungta Mines Ltd, Mineral Sales Private Limited and Essel Mining & Industries Ltd. Apart from these, some of the integrated steel companies like Steel Authority of India and Tata Iron and Steel Companies have their own captive mines. Global steel companies such as South Korea-based Pohang Iron and Steel Company are in the process of constructing greenfield steel production plants integrated into iron ore mines.

Pricing and tariff

Despite being self-sufficient in iron ore, domestic prices tend to follow international prices. Contract prices are determined by the government-owned agency, National Mineral Development Corporation, which usually reacts to firm rise in international prices, though with a lag time, by increasing the domestic prices to align with the international prices.

The Indian Government set an export duty on iron ore fines with less than 62% iron content of Rs. 50 per ton while the export duty on iron ore fines with an iron content of 62% or more and all grades of lumps was Rs. 300 per ton. On 13 June 2008, the GoI changed the export duty on iron ore to 15% ad valorem on the F.O.B value of exports. On February 28, 2011, India raised the duty to 20% from 5% on fines and to 20% from 15% on lumps with effect from March 1, 2011. With effect from December 30, 2011, the Government raised the rate of export duty on iron ore fines as well as lumps to 30%.

Copper

Global Copper Market

Background

Copper consumption can be divided into three main product groups: copper wire rod, copper products and copper alloy products. According to Wood Mackenzie, the predominant use of copper has been the production of copper wire rod, which accounted for an estimated 61% of total global consumption (i.e. including scrap) and approximately 80% of primary consumption in 2013. Wire rod is consumed in five main wire and cable markets which include general and industrial cable, utility power cable, telecommunication cable, other insulated wire and winding wire.

For the year 2012, the electrical and electronic products segment accounted for 34% of total copper consumption, followed by the construction segment (31%), the industrial machinery segment (13%), the transportation equipment segment (13%) and the consumer products segment (9%), of the global copper consumer market, as estimated by Wood Mackenzie.

The copper industry has three broad categories of producers:

•	Miners, which mine the copper ore and predominantly recover copper by conventional flotation to produce copper concentrate; or by leaching followed by solvent extraction and electrowinning (SxEw) to produce finished metal;

•	Custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	Integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching followed by solvent extraction and electrowinning (SxEw) to produce finished metal.

Global Copper Reserves

Global copper reserves were estimated to be, as of December 31, 2013, 690 million tons, according to preliminary estimates by USGS, Mineral Commodity Summaries, January 2014. Chile, Australia, Peru, United States and Mexico have the majority of copper reserves and collectively account for 62% of world reserves.

Year Ended December 31, 2013 Reserves
(in thousand tons)
Chile	190,000
Australia	87,000
Peru	70,000
United States	39,000
Mexico	38,000
China	30,000
Russia	30,000
Indonesia	28,000
Poland	26,000
Congo	20,000
Zambia	20,000
Canada	10,000
Kazakhstan	7,000
Other countries	90,000

World Total (rounded)	690,000

Refined Copper Consumption & Production

Global refined copper consumption grew by 5.5%, or 20.7 million tons, in 2013 as compared to 19.6 million tons in 2012.

China was the largest consumer of refined copper in 2013 with a global market share of 44%, raising Asia’s combined market share to 61%, followed by Europe (17%), North America (11%), Russia and the Caspian (4%) and Latin America, Caribbean and Middle East (3%) each.

The following table sets forth the regional consumption pattern of refined copper for 2013:

	Year Ended December 31, 2013
	Volume	%
	(thousands of tons, except percentages)
Africa	208	1.0%
China	9,165	44.3%
India	422	2.0%
Japan	1,008	4.9%
Asia	12,673	61.3%
Europe	3,437	16.6%
Latin America	623	3.0%
United States	1,794	8.7%
North America	2,258	10.9%
Others	1,465	7.1%

Global Total (rounded)	20,665	100.0%

Source: Wood Mackenzie— Global Copper Short Term Outlook, April 2014

Global refined copper production increased from 20.2 in 2012 to 20.8 million tons in 2013.

The following table sets forth the regional production pattern of refined copper for 2013:

	Year Ended December 31, 2013
	Volume	%
	(thousands of tons, except percentages)
Africa	1,293	6.2%
China	6,323	30.4%
India	619	3.0%
Japan	1,468	7.1%
Asia	9,497	45.7%
Europe	2,880	13.9%
Chile	2,747	13.2%
Latin America	3,386	16.3%
Middle East	218	1.1%
North America	1,687	8.1%
Other	1,815	8.7%

Total	20,777	100%

Source: Wood Mackenzie— Global Copper Short Term Outlook, April 2014

China was the largest producer of refined copper in 2013 with a global market share of 30%, followed by Chile and Japan.

Pricing

Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. Copper prices increased by 46.0% to $7,539 per ton in 2010 as a result of strong copper demand from China after the global recession in 2008 and 2009, as well as low inventory levels in days of stocks to consumption. In 2011, copper prices continued to increase to $8,810 per ton driven by sustained demand from emerging markets and investors’ interest in hedging against the weakening US dollar. However, 2012 average LME spot price decreased to $7,949 per ton. The average LME spot price further decreased to $7,322 per ton in 2013.

The following table sets forth the movement in copper prices from 2004 to 2013:

	Annual Average
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	($ per ton, except percentages)
LME Cash Price	2,868	3,683	6,729	7,125	6,951	5,163	7,539	8,810	7,949	7,322
% Change	61.1	28.4	82.7	5.9	(2.4)	(25.7)	46.0	16.9	(9.8)	(7.9)

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2014

The closing LME copper cash settlement price on March 31, 2014 was $6,636 per ton.

Since 2006, treatment and refining charges have fallen significantly, reflecting a continuing tightening in the physical concentrate demand/supply balance. In 2012, spot quotes averaged $0.099 per pound, representing a 37.3% decline on 2011 level. However spot quotes rose to $0.196 per pound and increased by 98% in 2013 according to Wood Mackenzie data. For 2014, the vast majority of mines and smelters adopted the benchmark level Tc and Rc of $92 per ton and $0.092 per pound respectively. In particular, Freeport’s deal with Chinese and Japanese smelters established these benchmark levels which are in turn supported by the readiness of other buyers and sellers to adopt these terms. Over the longer term, concentrate availability is projected to rise significantly, outpacing additions to smelter capacity and therefore encourage higher long term TcRc.

The following table sets forth the movement in copper spot (mine to trader) annual average TcRc from 2004 to 2013 in nominal dollars:

	Annual Average
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	(US cents per pound, except percentages)
TcRc (30% Concentrate)	14.6	37.7	16.3	7.2	7.3	7.4	7.1	15.8	9.9	19.6
% Change	274.4	158.2	(56.8)	(55.8)	1.4	1.4	(4.1)	122.5	(37.3)	98

Source: Wood Mackenzie Global copper concentrate Long-Term Outlook 2014, June 2014

Indian Copper Market

Background

The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by Hindustan Copper Limited, a government-owned company. Hindustan Copper Limited was the only producer in India until 1995 and has greatly changed with our entry and the entry of Birla Copper, now owned by Hindalco Industries Limited. The Indian industry can be classified into two broad categories: manufacturers of refined copper (copper cathodes) and manufacturers of copper products. Of the three manufacturers of refined copper, Hindustan Copper Limited is the only primary producer that mines and refines copper. Both Hindalco Industries Limited and us primarily process imported copper concentrate to produce end products such as copper bars, rods and wires.

We are one of the two custom copper smelters in India with a primary market share of approximately 28.5% in fiscal year 2014, according to the International Copper Promotion Council, India.

Consumption Pattern

According to the World Copper Factbook 2013 by the International Copper Study Group, India’s per capita consumption of copper in 2012 (0.5 Kg per person) is significantly less than that of China (6.5 Kg per person) and other developed nations including Germany (13.6 Kg per person), Spain (7.5 Kg per person) and the United States (5.6 Kg per person). India’s consumption of copper is dominated by electrical, telecom, engineering, construction and transport activities. There is an imbalance between India’s smelting/refining capacity and its limited production capacity in copper mining. From 2010 to 2013, based on Wood Mackenzie data, both Indian refined copper consumption and copper refining output in India decreased slightly. Wood Mackenzie expects refined copper consumption in India to increase from 422 kt in 2013 to 461 kt in 2016 at a CAGR of 3%.

Pricing and Tariff

Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. The following table sets out the customs duties that were applicable to copper for the period indicated:

February 28, 2011 to present
Copper	5.0%
Copper concentrate	2.5%

In addition, the Finance Act (2 of 2004) of India levied an additional surcharge at the rate of 3.0% of the total customs duty payable effective as of March 1, 2007.

Aluminium

Global Aluminium Market

Background

Aluminium is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses.

The raw material from which aluminium is produced is bauxite, a very common mineral found primarily in tropical regions. It normally occurs close to the surface and can be mined by open-pit methods. The bauxite is refined into alumina. Typically, the alumina content in bauxite ranges from 35% to 60%. There are several different types of bauxite, and alumina refineries are usually designed to treat a specific type. The majority of alumina refineries are therefore integrated with mines.

The importance of different sectors in aluminium demand varies significantly between developed and developing nations. In mature economies, transport plays a more important role in aluminium demand than construction. As estimated by Wood Mackenzie, in 2014, the four largest sectors of end-uses for aluminium in mature economies like Germany, Japan, North America and South Korea were transport (36%), packaging (20%), construction (16%) and electrical (8%). In comparison, in 2013, the four largest sectors of end-uses for aluminium in China were construction (27%), followed by transportation (19%), consumer goods (18%) and electrical (12%).

Aluminium consumption

Based on Wood Mackenzie data, global primary aluminium consumption increased from 40.2 million tons in 2010 to 49.4 million tons in 2013, at a CAGR of 7.0%. The growth was primarily due to increased demand from China, which accounted for 48.3% of total global consumption in 2013. Between 2010 and 2013, China’s demand for primary aluminium increased at a CAGR of 13.7%, compared to an increase of 2.0% for world demand excluding China. In comparison, the CAGR in demand in each of Europe (excluding Russia) and North America between 2010 and 2013 was 1.9% and 3.9%, respectively, reflecting the impact of a relatively slower economic growth in these regions.

The following table sets forth the regional consumption of primary aluminium in 2013:

	Fiscal Year Ended December 31, 2013
Region	Volume	%
	(thousands of tons, except percentages)
China	23,788	48.2%
Europe including Russia	9,207	18.7%
Rest of Asia(1)	6,039	12.2%
North America	5,936	12.0%
Latin America	1,637	3.3%
India	1,691	3.4%
Africa	577	1.2%
Oceania	516	1.0%

Total	49,391	100.0%

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East.

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2014

Aluminium supply

Aluminium production has become increasingly more concentrated in recent years, with the leading ten producers accounting for 48.3% of world primary aluminium production in 2013 as reported by Wood Mackenzie. The five largest primary aluminium producing companies are RUSAL Ltd. (7.7%), Rio Tinto (7.1%), Alcoa Inc. (6.8%), Aluminium Corporation of China Limited (“CHALCO”) (6.6%), Bingzhou Weiqiao Aluminium (4.1%), which together accounted for approximately 32.3% of the total primary aluminium produced worldwide in 2013.

Global production of primary aluminium increased from 42.3 million tons in 2010 to 50.3 million tons in 2013, at a CAGR of 6.0%. In 2013, North America, Europe and China together accounted for approximately 75.7%, with China alone accounting for 49.2%, of global primary aluminium production.

The following table sets forth the regional production of primary aluminium in 2013:

	Fiscal Year Ended December 31, 2013
Region	Volume	%
	(thousands of tons, except percentages)
China	24,800	49.2%
Europe including Russia	8,432	16.7%
North America	4,917	9.8%
Rest of Asia(1)	4,722	9.4%
Oceania	2,103	4.2%
Latin America	1,921	3.8%
India	1,664	3.3%
Africa	1,810	3.6%

Total	50,369	100.0%

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East.

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2014

Notwithstanding the rise in aluminium production and capacities in the region, aluminium supplies in Asia lag demand, resulting in a supply deficit of 3.8 million tons during 2013. During this period, China had a surplus of 1.0 million tons while the rest of Asia had a deficit of 1.3 million tons. Despite increased production capacities in Asia, the demand-supply gap is likely to remain at similar levels given the strong demand growth expected in these markets.

Alumina

Alumina is a key raw material for aluminium production. Generally it takes two tons of alumina to produce one ton of primary aluminium. According to data compiled by Wood Mackenzie, in 2013, the five largest alumina producing companies are CHALCO (12.5%), Alcoa (9.6%), Rio Tinto Alcan (8.5%), RUSAL Ltd (6.9%), and Alumina Limited (5.9%), which together accounted for approximately 43.4% of the total alumina produced worldwide in 2013

The following table sets forth the regional production of alumina in 2013:

	Fiscal Year Ended December 31, 2013
	Volume	%
Region	(thousands of tons, except percentages)
China	47,200	44.0%
Oceania	21,752	20.3%
Latin America	13,513	12.6%
Europe	8,534	8.0%
India	3,745	3.5%
North America	6,740	6.3%
Rest of Asia	1,050	1.0%
Africa	—	0.0%

Total	107,242	100.00%

(1)	The Rest of Asia is defined as Asia excluding China and India but including Middle East.

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2014

The following table sets forth the global demand-supply balance for alumina from 2010 to 2013:

	Fiscal Year Ended December 31 (quantity in million tons)
	2010	2011	2012	2013

Global Alumina Surplus/(Deficit)	(0.8)	1.3	2.1	1.8

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2014

Bauxite

Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0 to 3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from the USGS as reported in February 2014, Guinea has the largest bauxite reserves in the world (26.4%), followed by Australia (21.4%), Brazil (9.3%), Vietnam (7.5%), Jamaica (7.1%) and Indonesia (3.6%).

The table below sets forth the world reserves as of December 31, 2013:

Reserves
(million tons):
Guinea	7,400
Australia	6,000
Brazil	2,600
Vietnam	2,100
Jamaica	2,000
Indonesia	1,000
Guyana	850
China	830
Greece	600
Suriname	580
India	540
Venezuela	320
Russia	200
Kazakhstan	160
United States	20
Other countries	2,400

World total (rounded)	28,000

Source: USGS, Mineral Commodity Summaries, February 2014

According to the USGS, World Resources, bauxite resources are estimated to be 55 to 75 billion tons, in Africa (32%), Oceania (23%), South America and the Caribbean (21%), Asia (18%), and elsewhere (6%).

Pricing

Aluminium is an LME-traded metal. It is either sold directly to consumers or on a terminal market. The price is based on the LME price but producers are also able to charge a regional price premium, which generally reflects the cost of obtaining the metal from an alternative source.

Alumina prices are negotiated on an individual basis between buyers and sellers but are usually determined by reference to the LME price for aluminium. The negotiated agreements generally take the form of long-term contracts, but fixed prices can be negotiated for shorter periods and a relatively small spot market also exists.

The following table sets forth the movement in aluminium and alumina prices from 2004 to 2013:

	Fiscal Year Ended December 31, 2013
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	($ per ton, except percentages)
Aluminium(1)
LME Cash Price	$1,716	$1,897	$2,566	$2,639	$2,571	$1,667	$2,173	$2,395	$2,019	$1,846
% Change	19.9	10.5	35.3	2.8	(2.6)	(35.2)	30.4	10.2	(15.7)	(8.6)
Alumina
Spot Price(1)	$420	$468	$420	$353	$362	$245	$333	$374	$319	$327
% Change	48.3	11.3	(10.1)	(16)	2.5	(32.2)	35.6	12.5	(14.9)	2.5
Alumina/Aluminium %	24.5	24.6	16.4	13.4	14.1	14.7	15.3	15.6	15.8	17.7

(1)	Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2014

While aluminium prices have risen by 7.6% from 2004 to 2013, alumina prices have decreased by 22.1% during the same period. Between 2012 and 2013, aluminium prices have decreased by around 8.6% as a result of weakness in the global macro economy while alumina prices increased by around 2.5%.

Indian Aluminium Market

Background

India has been producing primary aluminium since 1938, and over the years the model that prevailed was of fully integrated operations with access to bauxite, alumina and power. As this model consolidated, the corporate structure of the aluminium industry also changed, with smaller regional producers being absorbed or merged to form larger integrated players with international presence and, in the case of the Company, an international listing.

India possesses considerable bauxite resources, estimated at 3.0 billion tons in 2012, according to the Indian Minerals Year Book. In Odisha, according to Indian industry sources, bauxite reserves are estimated to be 1.3 billion tons, with large reserves in Panchpatmali, Pottangi and Baphalimali. In Andhra Pradesh, there are 0.6 billion tons, with large bauxite concentrations in Saparla and Jarella. At current extraction rates, these two states alone have the equivalent of over 200 years of Indian requirements. Even using the more conservative the USGS reserve estimate, India has reserves equivalent to almost 70 years at current output. According to the USGS, India has the seventh largest reserves of bauxite ore in the world, with total recoverable reserves estimated at 900 million tons. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminium producers.

Supply and demand

There are currently five refineries and seven smelters operating in India, owned by four producing companies: National Aluminium Company Limited, Hindalco Industries Limited, Sesa Sterlite and BALCO.

The aluminium industry in India has traditionally been largely self-sufficient. Until 2012, primary aluminium production has kept pace with demand, with the country being a small net exporter. Growth in aluminium demand in India has resulted in a supply deficit in primary aluminium since 2012, according to estimates by Wood Mackenzie. The majority of aluminium produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates. According to Wood Mackenzie, aluminium consumption in India grew at a CAGR of 4.4% between 2010 and 2013, backed by strong growth in the electricity, transportation, industrial and infrastructure sectors. Wood Mackenzie forecasts aluminium consumption in India to grow from 1.7 million tons in 2013 to 2.4 million tons in 2020, at a CAGR of 4.9%.

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

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levied an additional surcharge at the rate of 2% of the total customs duty payable, which has been further increased to 3% of the total customs duty payable effective 1 March 2007.

Pursuant to a notification dated 1 March 2013, a customs duty of 2.5% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Market Outlook

Global aluminium outlook

According to Wood Mackenzie, global primary aluminium production is forecasted to increase by 7.6% in 2014 to 54.0 million tons, with China contributing 84% of the increase. Primary aluminium consumption is projected to increase by an average of 5.8% per year in the period from 2013 to 2017 before slowing down to an average long term growth rate of 4.1% per year.

As a whole, Wood Mackenzie expects the aluminium market to remain in surplus until the end of the decade as supply outpaces consumption. The largest supply glut is projected to take place around 2014-2017 when production will exceed consumption by 9 million tons, putting pressure on the LME aluminium price which Wood Mackenzie forecasts to stay at around $2,000 per ton until 2016.

Indian aluminium outlook

Excluding China, India is the fastest growing aluminium market in Asia. According to Wood Mackenzie, primary aluminium consumption in India is expected to grow at a CAGR of 5.8% on average from 2013 to 2020 to reach 2.5 million tons, fuelled by India’s demand for housing, retail and office space. In terms of cash costs, India is reasonably well placed globally in primary smelting, lying at the lower end of the second quartile, compared to China, which occupies most of the fourth quartile. Indian smelters form part of integrated chains, stretching back to bauxite, alumina and forward into semi-fabricating operations. Indian smelters are also endowed with their own captive power plants and favourable labour costs.

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

Commercial Power Generation Business

Organization of the Power Industry

Overview of the Indian Power Sector
A key risk to the continued growth of the Indian economy is inadequate infrastructure. Infrastructure investment in India is on the rise, but growth may be constrained without further improvements. The GoI has identified the power sector as a key focus area to promote sustained industrial growth.

The current revised power generation capacity target for the Twelfth Five-Year Plan (i.e. from April 2012 to March 2017) is 88,537 MW. As of March 31, 2014, capacity addition achieved over the 12th Plan has been 43% of the target addition or 38,448 MW. The total installed power generation capacity in India was 243,029 MW as of March 31, 2014. According to the CEA Monthly Review published in March 2014, the total provisional energy deficit and peak power deficit for March 2014 was approximately 3.6% and 3.9%, respectively.

Industry Demand-Supply Overview

The Indian power sector has historically been characterized by energy shortages which have been increasing over the years. The following table sets forth the peak and energy shortages of power in India from April 2007 to March 2014:

	Peak				Energy
Period	Demand	Supply	Shortage		Demand	Supply	Shortage
	(MW)	(MW)	(MW)	(%)	(MU)	(MU)	(MU)	(%)
2007-08	108,866	90,793	18,073	16.6	739,345	666,007	73,338	9.9
2008-09	109,809	96,785	13,024	11.9	777,039	691,038	86,001	11.1
2009-10	119,166	104,009	15,157	12.7	830,594	746,644	83,950	10.1
2010-11	122,287	110,256	12,031	9.8	861,591	788,355	73,236	8.5
2011-12	130,006	116,191	13,815	10.6	937,199	857,886	79,313	8.5
2012-13	135,453	123,294	12,159	9.0	995,500	908,574	86,926	8.7
2013-14	135,918	129,815	6,103	4.5	1,002,045	959,614	42,431	4.2

Source: CEA Monthly Review, March 2014

Regional Demand-Supply Overview

The following table displays the provisional peak and normative power shortages in India for the period April 2013 to March 2014 across different regions in India:

Region	Energy Requirement	Deficit	Peak Demand	Deficit
	(MU)	(%)	(MW)	(%)
Northern	309,423	(6.0)	45,934	(6.9)
Western	294,626	(1.0)	41,335	(2.4)
Southern	277,204	(6.8)	39,015	(7.6)
Eastern	108,105	(1.3)	15,885	(2.2)
North Eastern	12,687	(6.5)	2,164	(5.4)
All India	995,500	(8.7)	135,918	(4.5)

Source: CEA Monthly Review, March 2014

Energy deficit varies widely across India, with the Southern region having the highest peak energy shortages followed by the Northern region.

Large Energy Deficit Results in Low Per Capita Consumption of Electricity

Due to inadequate supply and distribution infrastructure, the per capita consumption of energy in India is extremely low in comparison to most other parts of the world. The following chart shows per capita consumption of energy in 2011 in various developed and developing countries.

Source: IEA Key World Energy Statistics, 2013

Installed Capacities

As of March 31, 2014, India’s power system had an installed generation capacity of approximately 243,029 MW, with the Central Power Sector Utilities of India accounting for approximately 28.03% of total power generation capacity, while the various state entities and private sector companies accounted for approximately 37.9% and 34.03%, respectively.

MW	Central	State	Private	Total	Share of Total

Thermal	52,991	60,979	54,286	168,255	69.2%
Hydro	10,355	27,482	2,694	40,531	16.7%
Nuclear	4,780	—	—	4,780	1.9%
Renewable Energy Source	—	3,727	25,736	29,463	12.2%
Total	68,126	92,188	82,715	243,029	100.0%

Source: CEA Monthly Review, March 2014

According to the CEA Monthly Review in March 2014, approximately 69% of India’s total power generation capacity consists of thermal sources as of March 31, 2014. The predominance of thermal electricity sources in India can be attributed to the fact that India has large thermal coal resources. According to the Indian Minerals Yearbook 2012, India held approximately 293 billion tons and 19 billion tons in coal and lignite resources respectively, as on April 1, 2012. India was the third largest thermal coal producing country after China and the United States at the end of 2011.

Future Capacity Additions

According to the Integrated Energy Policy (“IEP”) report dated August 2006 issued by the GoI Planning Commission, India would require total installed capacity of 306 GW and 425 GW and might have a peak demand of 226 GW and 323 GW by fiscal year 2017 and fiscal year 2022 respectively at 8.0% annual GDP growth. Requirements may be much greater if India is able to achieve a GDP growth rate of higher than 8.0% (Source: IEP, Expert Committee on Power). The following table sets forth the additional capacity required by 2017 and 2022 under different GDP growth rate scenarios:

	Assumed GDP Growth	Electricity Generation Required	Peak Demand	Installed Capacity
	(%)	(BU)	(GW)	(GW)
By fiscal year 2017	8.0	1,524	226	306
	9.0	1,687	250	337
By fiscal year 2022	8.0	2,118	323	425
	9.0	2,438	372	488

Source: IEP Report, Expert Committee on Power

Transmission and Distribution

In India, the transmission and distribution system is a three-tier structure comprising regional grids, state grids and distribution networks. The five regional grids, structured on a geographical contiguity basis, facilitate transfer of power from a power surplus state to a power deficit state. The regional grids also facilitate the optimal scheduling of maintenance outages and better co-ordination between the power plants. The regional grids shall be gradually integrated to form a national grid, whereby surplus power from a region could be transferred to another region facing power deficits, thereby facilitating a more optimal utilization of the national generating capacity. Most inter-regional and interstate transmission links are owned and operated by the Power Grid Corporation of India Limited (“PGCIL”) though some are jointly owned by the SEBs. PGCIL is the central transmission utility of India and possesses one of the largest transmission networks in the world. Approximately 50% of the total generating capacity in India is transmitted through PGCIL’s system, according to the company’s disclosures.

PGCIL is working towards establishment of an integrated national power grid, in a phased manner, in order to strengthen the regional grids and to support the generation capacity addition programme. The existing inter-regional power transfer capacity of 33,950 MW (as of March 2014) is expected to be enhanced to 65,550 MW by 2017. Based on the expected generation capacity addition in the Twelfth Five-Year Plan, an investment of approximately Rs. 1,000 billion, Rs. 550 billion and Rs. 250 billion is envisaged in central, state and private sectors respectively (Source: Report of the Working Group on Power for Twelfth Five-Year Plan (2012-17), January 2012).

State grids and distribution networks are primarily owned and operated by the respective SEBs or state governments (through state electricity departments). State distribution networks are managed at the state level and continue to be affected by high aggregate technical and commercial losses, or (“AT&C”) losses. According to CEA Monthly Review, March 2014, these were estimated to be approximately 27% in 2011-12, which implies that 27% of power entering the system is lost during distribution. A direct consequence of the high AT&C losses is the poor financial condition of SEBs, thereby preventing the SEBs from making any meaningful investments in generation and in upgrading the transmission and distribution, or “T&D” network. All India T&D losses for the same period stood at 23.65% (Source: CEA Monthly Review, March 2014).

With the enactment of the Indian Electricity Act, 2003 and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognised as an independent activity. Power distribution in the States of Delhi and Odisha has been privatised and distribution networks are now operated by private utilities companies such as Tata Power, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited, and a number of other distribution companies.

According to CEA Monthly Review, March 2014, in India, the transmission sector has grown from a capacity of 52,034 circuit kms during the 6th fifth-year plan (as of March 31, 1985) to 281,904 circuit kms currently (as of March 31, 2014).

Power Trading

Historically the main suppliers and consumers of bulk power in India have been the various government-controlled generation and distribution companies who typically contracted power on a long-term basis by way of power purchase agreements with regulated tariffs. However, in order to encourage the entry of merchant power plants and private sector investment in the power sector, the Electricity Act recognised power trading as a distinct activity from generation and T&D activities, and has facilitated the development of a trading market for electricity in India by providing for open access to transmission networks at normative charges. Power trading involves the exchange of power from suppliers with surpluses to suppliers with deficits. Seasonal diversity in generation and demand, as well as the concentration of power generation facilities in the resource-rich Eastern region of India, has created ample opportunities for the trading of power. Regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity. Several entities have started trading operations or have applied for trading licenses. With the aid of the reforms, the volume of power traded as well as its traded price has grown rapidly over the last few years. The following graph and table shows the increasing volume of power traded in India for the periods indicated:

Source: Central Electricity Regulatory Commission, Monthly Reports on Short-term Power Market in India, March 2014

Indian Energy Exchange

Indian Energy Exchange is India’s first nation-wide automated and online electricity trading platform. The Indian Energy Exchange seeks to catalyse the modernisation of electricity trade in India by allowing trading through a technology-enabled platform. On June 9, 2008, the Indian Energy Exchange received CERC approval to begin operations. The Indian Energy Exchange is a demutualised exchange set up to enable efficient price discovery and price-risk management in the power trading market, offering a broader choice to generators and distribution licensees for sale and purchase of power facilitating trade in smaller quantities, and enabling participants to adjust their portfolio as a function of consumption or generation. According to CERC Monthly Report on Short-term Transactions of Electricity in India, March 2014, the total volume of electricity traded on the Indian Energy Exchange amounted to 2,281.78 million units in March 2014 which is about 28% of the total short-term transactions done through bilateral contracts and power exchanges.

Power Exchange India Limited

Power Exchange India Limited is a fully electronic nation-wide exchange for trading of electricity. It has been promoted by two of India’s leading exchanges, NSE and National Commodities & Derivatives Exchange Limited. Power Exchange India Limited received regulatory approval to begin operations from the CEA on September 30, 2008, and began its operations on October 22, 2008. According to CERC Monthly Report, March, 2014, the total volume of electricity traded on Power Exchange India Limited amounted to 75 million units in March 2014 which is about 1% of the total short-term transactions.

OUR BUSINESS

Overview

We are one of India’s largest diversified natural resources companies. Our business is principally located in India. We have operations in Australia, United Arab Emirates, South Africa, Namibia and Ireland and have over 20,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium and commercial power generation businesses and are also developing and operating port operation businesses and infrastructure assets. We have experienced significant growth in recent years through our various expansion projects for our copper, zinc and aluminium businesses and through acquisition of the Zinc International and oil and gas businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalise on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labour and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas, and power.

We are the leading and only integrated zinc producer with a 89.0% market share by sales volume of the Indian zinc market in fiscal year 2014, according to the ILZDA, and one of the four primary producers of aluminium with a 44.0% primary market share by production volume in India in fiscal year 2014, according to the Aluminium Association of India. Together with our joint operation partners, we account for approximately 28% of India’s domestic crude oil production according to the Ministry of Petroleum and Natural Gas statistics of March 2014. We are one of the two custom copper smelters in India with a 28.5% primary market share by sales volume in fiscal year 2013, according to the International Copper Promotion Council, India.

Zinc Business

Our fully-integrated zinc business is owned and operated by HZL. In 2013, HZL was one of the top five lead mining companies based on production volumes and in the lowest cost quartile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the fourth largest smelter in the world on a production basis worldwide in 2013, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one lead-zinc smelter, seven sulphuric acid plants and nine captive power plants in northwest India, and processing and refining facilities for zinc at Haridwar and for processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both in state of Uttarkhand in northern India. HZL’s mines supply almost all of its concentrate requirements and HZL also exports surplus zinc and lead concentrates.

Our Zinc-International business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

Oil and Gas Business

Our oil and gas business is primarily owned and operated by Cairn India and its subsidiaries. We are a significant contributor to India’s domestic crude oil production, contributing approximately 28% of the country’s production according to the Ministry of Petroleum and Natural Gas statistics as of March 2014. We have a diversified asset base with nine production and exploration blocks.

Iron Ore Business

We are India’s largest exporter of iron ore in the private sector by volume since 2003 until the temporary suspension of iron ore mining activities in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. We are engaged in the exploration, mining and processing of iron ore. In India, we owned or had the rights to reserves consisting of 369.9 million tons of iron ore at an average grade of 46.0%, as of March 31, 2014. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities recently due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. While our mining operations in Goa continues to remain suspended since September 11, 2012 pending the announcement of a new mining policy and renewal of mining leases by the State Government of Goa, our mining operations in Karnataka re-commenced from December 29, 2013 after getting necessary statutory clearances. Although we resumed operations in Karnataka based on the stage I forest clearance received from the State Government of Karnataka and the temporary working permission from MoEF, the temporary working permission expired on July 31, 2014. We currently await the stage II forest clearance from the State Government of Karnataka and the final clearance from the MoEF to resume our operations.

We have also acquired the WCL iron ore project in Liberia, which is currently in the exploration stage, comprising Bomi hills, Bea mountain and Mano river deposits. Of these, Bomi hills has an estimated reserve of 172 million tons of iron ore, at an average grade of 35.1%, taking our total reserve capacity to 370 million tons, at an average grade of 46.0%.

Copper Business

Our copper business is principally one of custom smelting. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. According to Wood Mackenzie, our Tuticorin smelter was one of the world’s largest, in terms of production volumes in 2012. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. BALCO, one of the four primary producers of aluminium in India, had a 19.0% primary market share by production volume in India in fiscal year 2014 according to Aluminium Association of India. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, two captive power plants and refining, smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer. BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants in November 2007. BALCO is also setting up a 325,000 tpa aluminium smelter, which achieved first metal tapping from this smelter in fiscal year 2014. In addition, BALCO is constructing a 1,200 MW power plant consisting of four units of 300 MW each in the State of Chhattisgarh, which are awaiting the consents from the relevant authorities to commence operations

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium, which is now merged with Sesa Sterlite pursuant to the Re-organization Transactions. The operations include 1.0 million tpa alumina refinery at Lanjigarh with associated 75 MW coal based captive power plant, 0.5 million tpa aluminium smelter together with an associated 1,215 MW (nine units with a capacity of 135 MW each) coal based captive power plant at Jharsuguda. The alumina refinery at Lanjigarh was commissioned in March 2010. The greenfield smelter project of 0.5 million tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. We are also currently setting up a 1.25 million tpa smelter in Jharsuguda. 50 pots from the first line of this smelter will be commissioned during fiscal year 2015.

On March 11, 2010, Vedanta Aluminium acquired 100.0% ownership of Allied Port Services Private Limited, or APSPL. APSPL was merged into Vedanta Aluminium with effect from April 1, 2011 pursuant to the merger approved by the High Court of Madras.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 2,400 MW thermal power plant in Odisha, 270 MW thermal power plant in Chhatisgarh, 274 MW wind power plants across India, 106.5 MW thermal power plant in Tamil Nadu and an upcoming 1,980 MW thermal power plant in Punjab.

We operated the 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda through Sterlite Energy, which is now merged with Sesa Sterlite pursuant to the Re-organization Transactions. In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Orissa Limited, a nominee of the state government of Orissa (“GRIDCO”). The power purchase agreement was amended in August 2009, pursuant to which GRIDCO was granted the right to purchase up to 25% of the installed capacity of the power plant (after adjustments for auxiliary consumption), equal to approximately 561 MW.

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant is being set up through Sterlite Energy’s wholly owned subsidiary TSPL. The light up of the boiler of the first 660 MW unit was achieved in fiscal year 2014, followed by the synchronsation. Our power business also includes 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility, which was previously for captive use before the shut down of the 100,000 tpa aluminium smelter at Korba on June 5, 2009, and 106.5MW power plant at MALCO situated at Mettur Dam in southern India.

Strategy

Our strategic goal is to become one of the top diversified natural resources company in the world, and our strategy is based on the following four key pillars:

Delivering profitable production growth across the portfolio

We view strict cost management and increases in productivity as fundamental aspects of our day to day operations and continuously seek to improve efficiency. We were in the lowest cost quartile in terms of cost of production in our zinc mining operations worldwide in fiscal year 2014, according to Wood Mackenzie, and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

•	seeking improvements in operations to maximize throughput, mining and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing logistics costs through various initiatives. For example, we have focused on continuously reducing mining and manufacturing costs and seeking operational efficiency improvements by introducing several initiatives (which are in various stages of progress);

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce power consumption in the refining and smelting processes and in captive power plants to provide the required power;

•	a strong exploration effort seeking to increase reserves, particularly in our zinc business;

•	building and managing of our captive power plants to supply a majority of the power requirements of our operations;

•	gaining access to relatively large and inexpensive labor and talent pools in India;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	continuing to improve recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply;

•	securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal, for use in power plants, such as the coal block allocation of 211 million tons we received from the Ministry of Coal for use in BALCO’s captive power plants in November 2007;

•	seeking access to bauxite mines for our aluminium business in Odisha;

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals. For example, silver is a by-product of lead, while sulphuric acid is a by-product of zinc and lead. We are one of the leading silver producers of the world, according to Wood Mackenzie;

•	developing the Rajasthan Block, which will also benefit from Cairn India’s extensive subsurface knowledge of the development areas, which includes extensive two dimensional (“2D”) and three dimensional (“3D”) seismic surveys, a comprehensive series of well tests and core and fluid analyses, helping Cairn India optimize reservoir development to maximize reserves and production;

•	increasing recovery from the Rajasthan Block, commencing with the Mangala field, through enhanced oil recovery; and

•	maximizing recovery from the Ravva and Cambay Basin fields and maintaining low operating costs through the application of the appropriate cost-effective technology. The Ravva and Cambay Basin fields are considered mature fields. Cairn India has undertaken various measures, such as four dimensional (“4D”) seismic surveys and infill drilling in these fields. The infill drilling in the Cambay Basin fields was completed successfully and will help increase their production potential.

Consolidation and simplification of the group structure

We are continuously seeking to increase our direct ownership of our underlying businesses to simplify and derive additional synergies and better align cash flows and debt as an integrated group by consolidating our corporate structure and integrating our operations. For example, we have completed the re-structuring of the Group pursuant to the effectiveness of Re-organization Transactions.

See “—Consolidation and re-organization of Sesa Goa, SIIL, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

We own majority ownership interests in BALCO and HZL and have offered to acquire the remaining shares of both BALCO and HZL from the GoI. As on date, these offers have not been accepted by the GoI and therefore there is no certainty that these acquisitions will proceed. See “— Options to Increase Interests in HZL and BALCO.”

Continuing to add reserves and resources for long-term value

Our acquisitions of HZL, BALCO, Sesa Resources Limited, Skorpion, Lisheen, Black Mountain Mining, Sterlite Energy, WCL and Cairn India have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses in India and elsewhere, including through government privatisation programmes, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. We also intend to continue to seek out new exploration opportunities for future growth. By selecting opportunities for growth and acquisition carefully and leveraging our skills and experience, we seek to continue to expand its business while maintaining a strong balance sheet and investment grade credit profile.

Accelerating cash flows and deleveraging

We aim to increase our cash flows from operations and decrease capital expenditures, and the indebtedness required to fund capital expenditures. As of March 31, 2014, our projects had an estimated total capital expenditure cost of $16.7 billion, of which $10.7 billion had been incurred as of such date. Net cash from operating activities was Rs.56,199 million ($936.9 million) in fiscal year 2014, a 42.1% decrease from Rs. 97,110 million in fiscal year 2013. We paid interest of Rs.49,625 million ($827.1 million) on our indebtedness in fiscal year 2014, a 1.4% increase from Rs.48,918 million in fiscal year 2013.

Basis of Presentation of ore reserves

The reported metal reserves are defined as being either “ore reserves” if reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and ore reserves, 2004 Edition, prepared by the Joint ore reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”) or “mineral reserves” if reported in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves which sets out minimum standards, recommendations and guidelines for public reporting of exploration results, Mineral Resources and Mineral Reserves in South Africa (the “SAMREC Code”). The meanings and definitions are the same. For convenience, we have standardised the term “ore reserves”. The results are reported in compliance with Industry Guide 7 of the U.S. Securities and Exchange Commission, or the SEC.

The reported ore reserves of each mine are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers.

•	The ore reserves of HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines were reviewed by SRK Consulting (UK) Limited as of March 31, 2014.

•	The ore reserves of Skorpion’s Skorpion mine are reviewed by Axe Valley Mining Consultants Ltd as of March 31, 2014.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine are derived from management estimates as of March 31, 2014.

•	The ore reserves of Lisheen mine are derived from management estimates as of March 31, 2014.

•	The proved oil, condensate, and sales-gas reserves of Cairn India operated blocks were reviewed by DeGolyer and MacNaughton (“D&M”) as of March 31, 2014.

•	The ore reserves of our iron ore mines in India are derived from management estimates as of March 31, 2014.

•	The ore reserves of our iron ore mine in Liberia were audited by RPA Inc. as of April 6, 2014.

•	The ore reserves of CMT’s copper mines are derived from management estimates as of March 31, 2014.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were reviewed by Geo Solutions Private Limited as of March 31, 2014.

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

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, seven sulphuric acid plants and nine captive power plants at our Chanderiya, Dariba, Debari and Zawar facilities in the State of Rajasthan, processing and refining facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both located in the State of Uttarakhand in northern India. HZL sources almost all of its concentrate requirements from its mines and also exports surplus zinc and lead concentrates.

We first acquired an interest in HZL in April 2002 and have since then significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs. HZL improved its operating performance further by:

•	benefiting from low-cost production available from its two hydrometallurgical zinc smelters with capacity of 210,000 tpa each at Chanderiya commissioned in May 2005 and December 2007, and expanded in April 2008 together with associated captive power plants at Chanderiya;

•	benefiting from low-cost production available from one of its hydrometallurgical zinc smelters with capacity of 210,000 tpa at Rajpura Dariba smelting complex, which was commissioned in March 2010, and also from its 100,000 tpa lead smelter at the Rajpura Dariba mine complex, which was commissioned in July 2011;

•	increasing the total zinc smelting production capacity;

•	commissioning a new silver refinery at Pantnagar of 350 tpa in Pantnagar, and subsequent increase in the capacity to 518 tpa;

•	increasing the percentage of concentrates being sourced from its Rampura Agucha mine as compared to its other mines to lower its cost of obtaining zinc concentrate. HZL has been able to maintain a high share of concentrate from this mine by consistently adding to the capacity of the mine and the concentrator and by also adopting the technique of underground mining;

•	commissioning a concentrator at Sindesar Khurd mine of 1.5 mmtpa in 2011 and increased capacity to 2.0 mmtpa in fiscal year 2012;

•	commencing ore mining Kayad mine since fiscal year 2013;

•	commissioning a new roaster in April 2013 in the Dariba facility, with an associated sulphuric acid plant capacity of 306,000 tpa;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs by building on-site captive power plants rather than relying on state power grids;

•	reducing the size of its workforce including through a voluntary retirement plan; and

•	increasing productivity and upgrading existing technology

HZL pays royalties to the state government of Rajasthan based on its extraction of lead-zinc ore. With effect from August 13, 2009, the royalty rate increased from 6.6% to 8.4% of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 5.0% to 12.7% of the LME lead metal price payable on the lead metal contained in the concentrate produced. For silver, HZL pays royalty at a rate of 7% of the silver London Bullion Market Association price chargeable on silver-metal produced. The royalties we pay are subject to change. See “Item. 3—Key Information—D. Risk Factors—Risks Relating to Our Industry—Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations”. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%).

We have exercised the second call option by a letter dated July 21, 2009 to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “—Options to Increase Interests in HZL and BALCO—Call Options over shares in HZL”.

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

Lead-Zinc Mines

HZL normally sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit and underground mine, Zawar and Rajpura Dariba, Sindesar Khurd and Kayad underground mines in Northwest India. In fiscal year 2014, 0.8% and 9.3% of the zinc and lead production respectively were through sourced concentrates. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 82.1% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal year 2014, with the Zawar, Rajpura Dariba and Sindesar Khurd mines accounting for the remaining 4.6%, 3.6% and 9.7%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya, Dariba and Debari smelters. HZL did not sell any zinc or lead concentrate from its mines to third party smelters during fiscal year 2014.

Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine, Sindesar Khurd mine and the Rajpura Dariba and Kayad mine limit our extraction of lead-zinc ore from the mines to approximately 6.15 million tpa, 1.5 million tpa, 2.0 million tpa, 0.9 million tpa and 0.35 million tpa, respectively, in fiscal year 2014.

Zinc Smelters

HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Four of HZL’s smelters are hydrometallurgical and one of is pyrometallurgical. The hydrometallurgical smelter located in Vizag has discontinued its operations in fiscal year 2014.

The hydrometallurgical smelting process is a roast, leach and electrowin (“RLE”) process. Zinc concentrate is first oxidized in the roaster and the gases generated are cleaned and sent to the sulphuric acid plant. The primary output from the roaster, called calcine, is sent to the leaching plant to produce a zinc sulphate solution that is then passed through a cold or hot purification process to produce purified zinc sulphate solution. The purified zinc solution then goes through an electrolysis process to produce zinc cathodes. Finally, the zinc cathodes are melted and cast into zinc ingots.

The pyrometallurgical smelter uses the imperial smelting process or ISPTM, which process starts with sintering, where a mixture consisting of lead and zinc concentrates and fluxes is passed through the sinter machine to remove the sulphur. The gases generated from the sintering process are sent to the sulphuric acid plant. The de-sulphurized output of the sinter machine is broken for size reduction before being fed into an imperial smelting furnace (“ISF”), where it is smelted with preheated metallurgical coke and air. During the smelting process, molten lead trickles down to the bottom of the ISF and zinc rises up as vapor. The vapor is passed into a condenser where it is then absorbed back into the molten lead. The molten lead is cooled to separate out the zinc, which is then passed through a process of double distillation and condensation through which any remaining lead is removed to produce pure zinc metal which is cast into ingots. The lead removed through this process is sent to the pyrometallurgical lead smelter. In this process, silver is also produced as a by-product.

Lead Smelters

HZL has two lead smelters, one in Chanderiya and the other in Dariba. The smelter in Chanderiya uses Ausmelt™ technology and the other smelter in Dariba uses Shuikoushan Smelting Technology or SKS oxygen bottom blowing technology. There is also a lead-zinc smelter at Chanderiya which uses the pyrometallurgical ISF™ process.

HZL’s lead smelter located in Dariba is based on SKS oxygen bottom blowing technology where lead concentrate is smelted directly in the SKS furnace along with fluxes. SKS furnace produces lead bullion and slag. SKS furnace slag is then reduced in blast furnace to produce bullion. Lead bullion produced in these processes is then treated in the lead refinery plant to produce high purity electrolytic grade lead ingots. Slag from blast furnace is fumed to produce zinc oxide dust. Off-gas containing sulphur dioxide gas is cleaned and treated in the sulphuric acid plant.

HZL’s lead smelter located in Chanderiya is based on Top Submerged Lance or TSL technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

Delivery to Customers

The zinc, lead and silver ingots and the sulphuric acid by-product are transported by road to customers in India. Zinc ingots are also shipped for export.

Principal Facilities

Overview

The following map shows the locations of HZL’s facilities in the State of Rajasthan:

Mines

Rampura Agucha

The Rampura Agucha lead-zinc mine is located near Gulabpura in the north-western State of Rajasthan.

The good ore mineralogy of the mine provides a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. The mining and processing facilities are modern and in good condition.

The Rampura Agucha mine was the largest zinc mine in the world on a production basis in the year 2013, according to Wood Mackenzie. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is 1.5 kilometers long and has a width ranging from 5 meters to 120 meters with an average of approximately 58 meters. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterized by thinner mineralized zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localized concentrations of pyrite, arsenopyrite, pyrrhotite and tetrahedrite-tennantite.

The ore body is mined by open-pit and underground methods. The capacity of the mine and concentrator was expanded between 2003 and 2010 from 2.4 million tpa to 6.2 million tpa for mine and 6.5 million tpa for mill through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG, mill and ball mill circuit.

Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 221 metric tons trucks and 34 cubic meter excavators. Ore is fed to the primary crusher and waste is dumped at the waste dump. The mining equipment is owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in four streams, one rod mill-ball and three other sag mill-balls in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya and Dariba lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transported to different HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.

Since 2004, exploration at Rampura Agucha has resulted in significant increases in the reserves at the mine. Following an extensive drilling program of 238 holes, approximately 113,552 meters to convert mineralized material to reserves, better definition of the ore body boundaries, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of underground mine project work, the reserves were 57.5 million tons as of March 31, 2014 with an average grade of 13.7% zinc, 1.8% lead and 58 ppm silver after depletion. The drill spacing for the definition of proven reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters. HZL commenced production at the mine in 1991. Since inception, approximately 64.8 million tons of ore, with an ore grade of 12.7% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine. Mineralized material now extend up to 1,190 meters below surface. HZL also believes that additional mineralization exists in an extension in the depth and breadth of the established mineralized material boundary and exploration drillings and is continuing to evaluate the potential of this deeper mineralization. As of March 31, 2014, HZL estimates the remaining mine life at Rampura Agucha to be 15 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

In fiscal year 2014, 5.80 million tons of ore at 12.4% zinc and 1.7% lead were mined from Rampura Agucha, which produced 1.27 million tons of zinc concentrate at 51.5% zinc and 94,434 tons of lead concentrate at 60.3% lead. Approximately 71.75 million tons of waste was removed giving a strip ratio of 13.09 tons of waste per ton of ore mined. The expansion of the mine from 5 mmtpa to 6.15 mmtpa was completed in 2010 and has resulted in a significant increase in the strip ratio as there was dimensional change in the pit with the ultimate depth of the mine increasing to 372 meters. Rampura Agucha mine has initiated a number of steps to optimise the strip ratio. During fiscal year 2014, approximately 90.7% of the zinc was recovered to the zinc concentrate, while 59.0% of the lead and 63.2% of the silver was recovered from the metal contained in the ore mined. The strip ratio is expected to increase to about 15.7 tons in fiscal year 2015, considering the anticipated overburden removal of about 65.7 million tons and ore production of 4.2 million tons from the open-pit. Rampura Agucha mine has initiated a number of steps to optimize the strip ratio. We expect to produce 1.0 million tons of developmental ore from the underground mine in fiscal year 2015.

In fiscal year 2014, no zinc or lead concentrate was sold to third parties from the Rampura Agucha mine.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayad mine) was Rs. 38,402 million ( $ 640.0 million) as of March 31, 2014.

Power is mainly supplied from 234 MW captive power plants at Chanderiya, a 160 MW captive power plant at Dariba and a 80 MW captive power plant at Zawar with two backup 5 MW generators on-site. Water to the site is pumped 57 km from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 6 mmtpa.

Rajpura Dariba

Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located northeast of Udaipur in the Rajsamand district of Rajasthan, Northwestern India.

The ore at Rajpura Dariba occurs in the north, south and east lenses which are typically 15 meters to 50 meters thick, are conformable with the stratigraphy and dip approximately 65 degrees to the east. The lenses have strike lengths of 500 to 900 meters. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralization is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite, with small amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite. The proven and probable reserves for the Rajpura Dariba mine as of March 31, 2014 are 10.0 million tons at 6.4% zinc, 1.6% lead and 58 particles per million silver after depletion.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine permit is valid until May 2030. The mine is serviced by two vertical shafts approximately 600 meters deep. The main shaft is 6 meters in diameter and the auxiliary shaft is 4.5 meters in diameter. The main shaft has the capacity to hoist 1.0 million tpa of ore and is equipped with a modern multi-rope koepe winder. All personnel and materials are hoisted in a large counterbalanced cage which is operated by the koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities. A 2.2 km surface decline was commissioned in September 2013 to increase the ore production.

The ore is crushed underground before being hoisted to the surface. It is then crushed again and milled before undergoing a lead flotation process incorporating roughing, scavenging and includes three stages of cleaning. A facility exists at the mine to direct lead rougher concentrate to multi-gravity separators in order to reduce the graphite levels in the final concentrate as required. Lead flotation tails are sent to the zinc flotation process. The facility is able to direct zinc rougher concentrate to column flotation cells to reduce silica levels in the final concentrate if required. Zinc flotation tails proceed to a backfill plant where they are cycloned with the underflow proceeding to intermediate storage where cement is added in preparation for use as underground fill. The cyclone overflow is thickened to recover water ahead of disposal in the tailings dam. The final lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters.

Power for the mine is supplied largely from HZL’s 160 MW captive power plants at Dariba and through a contract with a state-owned entity. Water is sourced via a 22-kilometer long pipeline from the Matri Kundia Dam as well as from underground. Water supply has been erratic in the past requiring supplemental supplies to be delivered by truck.

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately Rs. 3,852 million ($ 64.2 million) as of March 31, 2014.

As of March 31, 2014, HZL estimates the remaining mine life at Rajpura Dariba to be around 9 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. An exploration programme is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was approximately 30 meters while for probable reserves was less than 60 meters.

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

In fiscal year 2014, no zinc or lead concentrate were sold to third parties from the Rajpura Dariba mines. In fiscal year 2014, 610,242 tons of ore at a grade of 5.3% zinc and 1.3% lead ore was mined at Rajpura Dariba mine which produced 52,212 tons of zinc concentrate at 50.7% zinc, 12,241 tons of lead concentrate at 43.3% lead and 1,839 grams per ton of silver, with 82.8% of the zinc being recovered in the zinc concentrate and 67.7% of the lead and 71.3% of the silver. No bulk concentrate was produced during fiscal year 2014.

Sindesar Khurd

The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd large scale underground mine deposit that was explored during 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until 2029.

The Sindesar Khurd mine lies on the same geological belt as the Rajpura Dariba mine. The mine is approachable from Rajpura Dariba mines by a metalled road.

The Sindesar Khurd deposit consists of a lens that is up to 50 meters thick, with a fairly complex shape and internal grade distribution due to intercalation of richer dolomite-hosted ore and low-grade mineralization in mica schists. In addition, there are discrete narrow ‘minor’ lenses distributed parallel to main lens all around at various locations and varied depth typically classified as auxiliary lenses. The principal ore forming minerals are sphalerite and galena and the rock forming minerals are calcite, dolomite, quartz, mica, garnet and tremolite. The mineralization is strata-bound (in metamorphous dolomite) and is structurally controlled (possibly concentrated limb shears of secondary faults). The mineralization has been described as of sedimentary exhalative deposit or SEDEX origin.

The mineralization has been traced over almost 2.5 kilometers along strike and 1.1 kilometer vertical extension. In the mine area, dip is steep westerly, while the dip turns into easterly direction in the lower-southern part of the deposit. The current “mine block” extends over 900 meters along strike and up to 360 meters depth extension.

The deposit has been drilled to a depth of approximately 1100 meters below surface and the ore body is traced over approximately 2 kilometers along the strike with an 1100 meters vertical extension. While the deposit is still open in depth in the southern extension of the present mine block, the area below the mine block and towards the north extension only has narrow and low to moderate grade mineralization intersected.

Exploration at the south part of Sindesar Khurd has been continuing since March 2005 with a drilling program aimed at increasing the size of the ore body. A continuous exploration program from underground is also underway with the aim to upgrade the reserve status so that the stopes planned to be mined out shall be extracted with maximum recovery and thereby reducing mining losses. The drill spacing for proven reserves was 12.5-25 meters while for probable reserves was less than 25-50 meters. A total of 210 holes and 13,139 meters of drilling below surface was accomplished by March 31, 2014 and 37,339 meters of underground exploration drilling was accomplished by March 31, 2014.

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2014 is 20.4 million tons with 4.6% zinc and 2.6% lead and 155 particles per million silver after depletion. The in-situ quantities are adjusted by applying a mining loss factor of 5.0% and dilution factor of 16.0%.

Access to the mine is through an incline shaft and declines (North and South) from the surface while ore is hauled through the declines by low profile dump truck or LPDTs. The ore body is accessed via horizontal drives on six levels. The mine currently utilises Sub Level Open Stoping (“SLOS”) mining method with stope panels varying from 30 to 50 meters in strike.

Ore produced from the mine is treated at 2.0 mmtpa beneficiation plant at Sindesar Khurd. Lead and zinc concentrates are sent to their respective high rate thickeners installed separately for lead concentrate and zinc concentrate generated from the concentrator. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing to tailing pond and reclaimed water pumping. Lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters.

The gross book value at this mine is approximately Rs. 13,143 million ($219.1 million) as of March 31, 2014.

As of March 31, 2014, HZL estimates the remaining mine life at Sindesar Khurd to be around 7 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Power for the mill and mine is supplied from HZL’s captive power plant recently commissioned at Dariba itself. Water is sourced via a 66 kilometer long pipeline from the Matri Kundia dam and Manasi Wakal dam.

In fiscal year 2014, 1,723,253 tons of ore at a grade of 3.5% zinc and 2.1% lead ore was mined at the Sindesar Khurd mine, which produced 105,562 tons of zinc concentrate at 50.8% zinc, 60,128 tons of lead concentrate at 52.0% lead and 2,371 grams per ton of silver with 87.8% of the zinc being recovered in the zinc concentrate and 85.5% of the lead and 83.9% of the silver.

Zawar

Zawar consists of four mines namely, Mochia, Balaria, Zawar Mala and Baroi. The deposit is located in Udaipur city, in Rajasthan in Northwest India. The deposits lie within a 36.2 square kilometers mining lease granted by the state government of Rajasthan which expired on March 29, 2010. An application to the state government was submitted on November 25, 2008 for the renewal of the mining lease. The mines are currently operating under deemed renewal. As of January 2013, mining activities at these mines have resumed, pursuant to an in-principle approval from the MoEF for forest diversion received on January 24, 2013. The mine plan was approved by the Indian Bureau of Mines on August 21, 2009 and was subsequently modified on October 4, 2012 determining the limit of 1.5 mmtpa. The current operating capacity is 1.2 mmtpa.

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

Ore processing is carried out in a conventional comminution and flotation plant having facility for “differential” as well as “bulk flotation” of zinc and lead metals. The ore is crushed primarily underground and then hoisted to the surface. Thereafter, the ore is crushed to 15mm in size before being milled to 74 microns. In the differential flotation process, milled ore is conveyed separately to two lead flotation circuits and undergoes a process incorporating roughing, scavenging and cleaning. Lead flotation tails proceed to two zinc flotation circuits comprising roughing, scavenging and cleaning. Zinc flotation tails are disposed in slurry form in designated tailings disposal area. Lead and Zinc concentrates are thickened, filtered and then stored before they are sent to HZL’s smelters. In the bulk flotation process, milled ore is conveyed to the flotation circuit and undergoes a process incorporating roughing, scavenging and cleaning. Final bulk concentrate is thickened, filtered and then stored before it is sent to the lead zinc smelter at Chanderiya. Bulk flotation tails are disposed in slurry form in designated tailings disposal areas.

In fiscal year 2014, approximately 1,003,600 tons of ore at 2.8% zinc and 1.7% lead was mined which produced 68,432 tons of bulk concentrate at 37.6% zinc and 22.3% lead. The recovery of zinc and lead during fiscal year 2014 was 90.8% and 90.2%, respectively.

The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 3,735.0 million ($ 62.3 million) as of March 31, 2014 and of the new 80 MW coal-based thermal captive power plant at Zawar was Rs. 3,182.0 million ($ 53.0 million).

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

As of March 31, 2014, HZL estimates the remaining mine life of the Zawar mine to be 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The focus of mine exploration at Zawar is to replenish the ore reserves that are being depleted through exploration activities and to look for new mineralised areas to enhance production capacity. A surface drilling programme is underway to locate deeper resources below -100 MRL up to -500 MRL. Underground exploratory drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

Kayad Mine

The Kayad lead-zinc mine is located in Ajmer, in the state of Rajasthan.

The Kayad lead-zinc deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. Mineral Exploration Corporation Limited worked on the project on promotional basis, started the exploration and a total of 9,585 meters of drilling was achieved in 42 completed bore holes during 1994-1997. The detailed exploration of Kayad deposit was commenced by HZL in the month of June 1999 and continues as of today. The major rock type in the area is quartz-mica schist. There are three lenses of the ore, the main lens, K1A lens and S1 lens. The main lens ranges in average width from 5 meters to about 40 meters and a maximum strike of 900 meters. K1A lens has strike of 250 meters and the average width of 4 meters. S1 lens has a strike of 170 meters and a width of 3 meters. According to the reserve report, the proven and probable reserves for Kayad mine as of March 31, 2014 was 6.2 million tons at 10.4 % zinc and 1.5% lead. As of March 31, 2014, HZL estimates the remaining mine life of the Kayad mine to be over 6 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The ground breaking of the mine commenced on June 11, 2011. A twin decline is being developed to access the ore body. Development ore production was achieved in the second quarter of fiscal year 2013, and the mine is scheduled to commence operation by fiscal year 2015. The mining method to be practised in Kayad will be Single Sublevel stoping (Bench Stoping) in the steeper portion of the deposit while transverse stoping method at flat portion along with rock filling/cemented rock filling. About 37 kilometers of development is planned by 2016. The mining is highly mechanized with 10 T and 17 T diesel load haul dump vehicles coupled with 30 T/50 T low profile dump trucks. An additional 50 T electric low profile dump trucks will be deployed as an environmental measure in the future. The run of mine will be stacked in the surface and transported by trucks or railway to the Rampura Agucha mine for beneficiation.

A mine lease of 480.45 hectare was granted to Kayad mine by the state of Rajasthan and is valid until February 2018, subject to further renewal. We have obtained surface land rights over 38 hectares. We have also obtained consent from the Indian Bureau of Mines and the MoEF to produce 1000 metric tons per day at Kayad mine and have submitted a further application to increase the Kayad mine’s capacity by 1 million tons per annum. We have also obtained consents under various environmental laws to operate the mine, including from the State Pollution Control Board.

A 33 KV power line was commissioned on February 2, 2012 to meet the constructional power requirements of the mine. The power during full capacity is proposed to be supplied from our captive power plants.

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2014:

	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves					Reserve Life
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	SSL Ownership
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t Ag)%		Years
Rampura Agucha	14.0	14.6	2.0	56	43.5	13.4	1.8	58	57.5	13.7	1.8	58		15
Rajpura Dariba	6.9	6.2	1.6	54	3.1	6.9	1.5	67	10.0	6.4	1.6	58		9
Sindesar Khurd	3.0	3.5	1.8	98	17.4	4.8	2.7	165	20.4	4.6	2.6	155		7
Zawar	3.3	4.3	2.0	34	6.6	3.6	1.9	35	9.9	3.8	1.9	34		5
Kayad					6.2	10.4	1.5	32	6.2	10.4	1.5	32		7
Total	27.2	10.0	1.9	57	76.8	10.1	2.0	79	103.9	10.1	2.0	73	64.9

References to “g/t” are grams per ton

Additional information:

(1)	The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been certified by SRK Consulting UK. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut off grade used for zinc and lead in (i) Rampura Agucha mine is 2.0%, (ii) Rajpura Dariba mine is 3.0%, (iii) Sindesar Khurd mine is 3.0%, (iv) Zawar mine is 3.0% and (v) Kayad mine is 3.0%

(3)	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor

Rampura Agucha
Zinc	90.7%
Lead	59.0%
Rajpura Dariba
Zinc	82.8%
Lead	67.7%
Sindesar Khurd
Zinc	87.8%
Lead	85.5%
Zawar
Zinc	90.8%
Lead	90.2%

(4)	The historic three year average commodity price for zinc, lead and silver considered for evaluation of reserves is $1,985 per ton, $ 2,158 per ton and $29.1 per oz, respectively. The historic currency conversion factor used to estimate the reserves was US dollar per Indian Rupee 54.3.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 64.9%.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2014 at HZL’s Chanderiya, Debari, Zawar and Dariba facilities:

	Capacity
Facility(1)	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya(2)	525,000	85,000	—	828,500	248.8
Debari	88,000	—	—	419,000	14.8
Zawar	—	—	—	—	86.0

	Capacity
Facility(1)	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Dariba	210,000	100,000	—	710,500	160.0
Pantnagar	—	—	518	—	—
Total	823,000	185,000	518	1,958,000	509.6

(1)	The Vizag facility which was operating with a smelting capacity of 56,000 tpa and a capacity of 419,000 tpa at its sulphuric acid plant has been discontinued since fiscal year 2014.
(2)	The plant at Haridwar melts and casts zinc ingots from zinc cathodes produced at the Chanderiya and Dariba smelters.The plant at Pantnagar melts and casts zinc and lead ingots from zinc and lead cathodes produced at the Chanderiya and Dariba smelters. Therefore their production capacities do not increase the total production capacity of HZL’s facilities.

Chanderiya

The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the state of Rajasthan. The facility contains 4 smelters, 3 associated captive power plants and 2 sulphuric acid plants:

•	an ISP™ pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•	two RLE hydrometallurgical zinc smelters with a capacity of 170,000 tpa each that were commissioned in May 2005 and December 2007. Pursuant to the improvement in operational efficiencies which was completed in April 2008, the zinc smelting capacity increased by 40,000 tpa to 210,000 tpa each;

•	an Ausmelt™ lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006;

•	associated 154 MW (2 captive plants of 77 MW each) and 80 MW coal-based captive power plants commissioned in May 2005 and April 2008, respectively;

•	a 14.8 MW fuel based captive power plant transferred from Debari in March 2009 and which was originally commissioned at Debari in March 2003; and

•	3 sulphuric acid plants with a total capacity of 828,500 tpa of sulphuric acid.

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW, 80 MW and 14.8 MW captive power plants at Chanderiya provide all of the power for the facility. The captive power plants require approximately 100,000 metric tons of coal at 6,000 gross calorific value per month, which is currently met through imports, mostly from Indonesia. The impure silver obtained as a by-product from lead smelting at this smelter is refined at the Pantnagar plant.

In addition, in January 2006, HZL secured a consortium with five other partners, the award of a coal block from the Madanpur Coal Block which is expected to help meet the coal requirements of its captive power plants in the future. HZL’s share of the coal block is 31.5 million tons which, according to the Ministry of Coal, are proved reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 kilo calories per kilogram to 5,597 kilo calories per kilogram. On June 16, 2008, the Ministry of Coal approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field of Chhattisgarh which falls under moderate to dense forest. The environmental clearance and approval for the forest diversion was rejected by the MoEF and accordingly, a letter of rejection was issued by the state government on January 23, 2010. The application was re-submitted to the state government and the MoEF in February 2012. The application was forwarded by the state government to the MoEF for approval of forest clearance. This forest clearance is pending with the MoEF. On February 17, 2014, the Ministry of Coal issued a letter cancelling the coal block allocation stating that the consortium could not obtain forest clearance and also the fact that the same was rejected earlier. The action of Ministry of Coal was challenged by the consortium in the High Court of Chattisgarh and a stay order was granted on March 11, 2014.

After being denied access to the Hasdev Arand coal field, HZL continues to import coal from third-party suppliers and it may pursue alternative sources. In either event, HZL does not anticipate any difficulty in obtaining an adequate supply of coal. HZL was awarded 2.4 million tons of coal linkage by the Ministry of Coal, which will enable it to source coal from mines of Coal India Limited, catering to approximately a quarter of its total coal requirements. However, linkage coal quantity supply has been stopped since April 2013, as it had been linked to the coal block allocation to the captive power plant at Chanderiya, under the Tapering Linkage Policy. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

Dariba

The Dariba hydrometallurgical zinc smelter is located in the Rajsamand district of Rajasthan which was commissioned in March 2010 and has a capacity of 210,000 tpa. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter, and it also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the160 MW coal-based captive power plant at Dariba. A new roaster was commissioned in April 2013 in the Dariba facility with an associated sulphuric acid plant capacity of 306,000 tpa. The impure silver obtained as a by-product from lead smelting at this smelter is refined at the Pantnagar plant.

Debari

The Debari hydrometallurgical zinc smelter is located in the state of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses Roast Leac Electrowin (RLE) technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008, pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 419,000 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and the balance is sourced from two on-site liquid fuel-based captive power plants with a combined capacity 14.8 MW, commissioned in March 2003. The liquid fuel is procured from domestic oil-producing companies through a tender process for a yearly contract.

Haridwar

The zinc ingot melting and casting plant in Haridwar in the state of Uttarakhand was commissioned in July 2008. This plant melts and casts zinc ingots from zinc cathodes produced in the Chanderiya smelter and therefore its production capacity does not increase the total production capacity of HZL’s facilities.

Pantnagar

The Pantnagar plant, which was located in Pantnagar in the state of Uttarakhand, includes a 518 tpa silver refinery that was commissioned in December, 2011, a zinc ingot and a lead ingot melting and casting plant that was commissioned in March 2012. The Pantnagar plant melts and casts zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters and also refines the impure silver obtained as a by-product from lead smelting conducted at our Chanderiya and Dariba smelters. Therefore the Pantnagar plant does not increase the total zinc and lead production capacity of HZL’s facilities.

Vizag

The Vizag hydrometallurgical zinc smelter is located in the State of Andhra Pradesh in Southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56,000 tpa. The Vizag facility also includes a 91,000 tpa sulphuric acid plant. With effect from February 2012, the operations at Vizag were suspended due to its high cost structure and subsequently have been discontinued in fiscal year 2014.

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari, Dariba and the Vizag facilities for the fiscal years ended March 31, 2012, 2013 and 2014:

		For the Year Ended March 31,
Facility	Product	2012	2013	2014
	(tons, except for silver which is in kgs)
Chanderiya
—ISPTM pyrometallurgical lead-zinc smelter	Zinc	90,101	80,063	78,032
	Lead(2)	22,262	16,699	15,901
First hydrometallurgical zinc smelter	Zinc	185,491	179,232	194,023
Second hydrometallurgical zinc smelter	Zinc	188,429	183,780	204,896
AusmeltTM lead smelter	Lead	39,422	36,953	30,586
Sulphuric acid plants	Sulphuric acid	661,641	620,268	586,919
Dariba
Hydrometallurgical zinc smelter (2)	Zinc	198,204	165,403	197,715
Lead Smelter (3)	Lead	30,415	64,664	76,109
Sulphuric acid plant	Sulphuric acid	266,671	257,205	459,026
Debari
Hydrometallurgical zinc smelter	Zinc	68,046	68,445	74,501

		For the Year Ended March 31,
Facility	Product	2012	2013	2014
	(tons, except for silver which is in kgs)
Sulphuric acid plant	Sulphuric acid	332,489	316,006	282,565
Vizag(4)
Hydrometallurgical zinc smelter	Zinc	28,445	—	—
Sulphuric acid plant	Sulphuric acid	49,787	—	—
Pantnagar
Silver Refinery (5)	Silver	206,944	373,900	349,620
Total	Zinc	758,716	676,923	749,167
	Lead(1)	92,099	118,316	122,596
	Silver	206,944	373,900	349,620
	Sulphuric acid	1,310,588	1,193,479	1,328,510

Notes:

(1)	Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 6,625 tons, 6,500 tons and 7,262 tons in fiscal years 2012, 2013 and 2014, respectively.
(2)	The hydrometallurgical zinc smelter was commissioned in March 2010.
(3)	The Dariba lead smelter was commissioned in July 2011.
(4)	The operations at Vizag facility was suspended in February 2012 and subsequently have been discontinued in fiscal year 2014.
(5)	The silver refinery at Pantnagar was commissioned in December 2011.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for the fiscal years ended March 31, 2012, 2013 and 2014:

		Year Ended March 31,
Mine (Type of Mine)	Product	2012	2013	2014
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	5,947,081	6,098,760	5,481,006
	Ore grade –Zinc	12.0%	12.3%	12.4%
	Lead	1.8%	1.9%	1.7%
	Recovery –Zinc	90.6%	89.4%	90.7%
	Lead	56.6%	57.6%	59.0%
	Zinc concentrate	1,261,570	1,317,845	1,196,399
	Lead concentrate	101,629	109,593	89,106
Rampura Agucha (Underground)	Ore mined	—	50,664	322,846
	Ore grade –Zinc	—	14.3%	12.6%
	Lead	—	1.6%	1.7%
	Recovery –Zinc	—	89.4%	90.7%
	Lead	—	57.6%	59.0%
	Zinc concentrate	—	12,727	71,916
	Lead concentrate	—	518	5,328

Kayad (Underground)	Ore mined	—	28,255	149,286
	Ore grade –Zinc	—	7.7%	7.9%
	Lead	—	1.2%	1.1%
	Recovery –Zinc	—	89.4%	90.7%
	Lead	—	57.6%	59.0%
	Zinc concentrate	—	3,840	22,061
	Lead concentrate	—	330	1,703

		Year Ended March 31,
Mine (Type of Mine)	Product	2012	2013	2014
		(tons, except percentages)
Rajpura Dariba (Underground)	Ore mined	587,600	554,354	610,242
	Ore grade – Zinc	5.4%	5.4%	5.3%
	Lead	1.3%	1.3%	1.3%
	Recovery – Zinc	83.3%	83.5%	82.8%
	Lead	70.8%	70.1%	67.7%
	Zinc concentrate	41,512	39,860	52,212
	Lead concentrate	9,425	9,164	12,241
	Bulk concentrate(1)	20,003	13,623	—
Sindesar Khurd (Underground)	Ore mined	1,303,050	1,585,150	1,723,253
	Ore grade – Zinc	4.4%	3.8%	3.5%
	Lead	2.2%	2.4%	2.1%
	Recovery – Zinc	84.0%	86.3%	87.8%
	Lead	83.0%	85.4%	85.5%
	Zinc concentrate	100,683	101,480	105,562
	Lead concentrate	49,455	60,164	60,128
Zawar (Underground)	Ore mined	204,150	304,680	1,003,600
	Ore grade – Zinc	3.8%	3.8%	2.8%
	Lead	0.5%	1.1%	1.7%
	Recovery – Zinc	90.8%	91.8%	90.8%
	Lead	83.4%	89.0%	90.2%
	Zinc concentrate	—	—	—
	Lead concentrate	—	—	—
	Bulk concentrate(1)	22,007	21,745	68,432
Total	Ore mined	8,041,881	8,621,863	9,290,233
	Zinc concentrate	1,403,765	1,475,752	1,448,151
	Lead concentrate	160,509	179,769	168,505
	Bulk concentrate(1)	42,010	35,368	68,432

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.

Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

Zinc and Lead Concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have normally provided all of its requirements for zinc and lead concentrates in the past. However, fiscal years 2013 and 2014 were an exception with a marginal portion of the metal being produced through sourced concentrates. In fiscal year 2014, 0.8% and 9.3% of the zinc and lead production respectively was through sourced concentrates, as the mined metal production was relatively lower in the first half of the year in line with the mine plan. We expect HZL’s mines to continue to provide all of its zinc and lead concentrate requirements for the foreseeable future.

Power

Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, Dariba and Zawar. HZL imports the required thermal coal from a number of third party suppliers and part of the requirement is sourced by way of linkage with South Eastern Coalfields Ltd (which is a subsidiary of Coal India Limited). HZL was awarded 2.43 million tons of coal linkage by Ministry of Coal. However, due to limited coal availability, Coal India Limited has been supplying only 50.0% of the 2.4 million tons linkage quantity. As of April 2013, the coal supplies to Chanderiya have stopped due to pending decision at Ministry of Coal on the linkages for plants which have been allocated coal blocks, although supplies to HZL’s power plants at Dariba and Zawar are continuing and the linkage quantity for these plants has been restricted at 1.2 million tons.

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

Distribution, Logistics and Transport

Zinc and lead concentrates from HZL’s lead-zinc mines are transported to the Chanderiya and Debari smelters by road. Zinc concentrate may also be shipped for export. Zinc and lead ingots, silver and sulphuric acid by-products are transported primarily by road to customers in India directly or via HZL’s depots. Zinc and lead cathodes are mostly transported by rail to its processing and refining facilities in Uttarakhand state in north India. Zinc and lead ingots are transported for exports to ports in India primarily by rail, from where they are loaded on ships.

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 39.3%, 40.3% and 41.2% of its revenue in fiscal years 2012, 2013 and 2014 respectively. No customer accounted for greater than 10.0% of HZL’s Zinc business revenue in fiscal years 2012, 2013 and 2014.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal year 2014, HZL sold approximately 76.2% of the zinc and lead metal it produces in the Indian market and exported approximately 23.8% of our Zinc India segment revenue.

Approximately 97.0% of the zinc metal that HZL produced in fiscal year 2014 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in the LME price.

Projects and Developments

HZL has been actively conducting exploration, which has resulted in net Ore Reserves of 103.9 million tons across all mines in fiscal year 2014. Based on long-term evaluation of assets and in consultation with mining experts, we have finalised the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 3.75 mmtpa underground mine at Rampura Agucha mine and expanding the Sindesar Khurd mine from 2.0 mmtpa to 3.75 mmtpa, Zawar mines from 1.5 mmtpa to 5.0 mmtpa, Rajpura Dariba mine from 0.6 mmtpa to 1.2 mmtpa and Kayad mine from 0.35 mmtpa to 1.0 mmtpa. The plan also involves the opening up of a small new mine at Bamnia Kalan in the Rajpura Dariba belt. The growth plan will increase mined metal (MIC) production capacity to 1.2 mmtpa. The estimated cost for these projects amounts to Rs. 79,400 million ($ 1,323.3 million). As of March 31, 2014 we had spent Rs. 11,420 million ($ 190.3 million) on these projects. These projects are financed from internal sources.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 89.0% in fiscal year 2014, according to ILZDA. The only other zinc producer in India, but not integrated and depends on imports of zinc concentrate, is Binani Zinc Limited, which had a market share of 3.0% of the Indian market in terms of sales volume in fiscal year 2014, according to ILZDA. Imports and secondary sources accounted for the remaining 8.0% market share, according to ILZDA. Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market.

HZL is the only primary lead producer in India, with competition coming from imports which provide a substantial majority of the lead consumed in India. Lead is a commodity product and HZL competes primarily on the basis of price, time of delivery and location.

Our Zinc International Business

Overview

On May 10, 2010, Sterlite agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1,513.1 million) which comprised of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by Sterlite Infra Limited, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($ 706.7 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 250.9 million), net of refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($ 546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition. The zinc business of Anglo American Plc acquired by us has been categorised as a separate reportable segment “Zinc- International”.

Skorpion

Overview

THL Zinc Namibia Holdings (Proprietary) Limited was incorporated on June 16, 1998 and is headquartered is at the Skorpion Zinc mine site, which is situated 25 kilometers north of Rosh Pinah Namibia. Skorpion’s wholly owned subsidiaries are: Skorpion Zinc (Proprietary) Limited, Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, owning the entire share capital in Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Namzinc (Proprietary) Limited operates a zinc refinery, which procures oxide zinc ore from Skorpion Mining Company (Proprietary) Limited, which in turn extracts the ore from an open pit zinc deposit. Skorpion Mining Company (Proprietary) Limited is a member of the Chamber of Mines in Namibia.

Principal Products

Skorpion produces SHG zinc ingots of LME grade. Skorpion offers the product to customers primarily through one-year contracts, covering the sale of all zinc ingots produced at the integrated mine and refinery of Skorpion.

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

As of March 31, 2014, the remaining mine life of the Skorpion mine is approximately 2.5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The Skorpion mine has an attached electrolytic refinery producing approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. Skorpion is also working for possible conversion of the refinery from stand-alone oxide ore treatment to Sulphide ore treatment also.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2014:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves		SSL Interest	Reserve life
	Quantity	Zinc Grade	Quantity	Zinc Grade	Quantity	Zinc Grade
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)%		(Years)
Skorpion	2.84	9.22	0.69	8.73	3.54	9.13

Total	2.84	9.22	0.69	8.73	3.54	9.13	100	2.5

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut-off grade used with our reserve estimate is 3.0%.

(3)	The metallurgical recovery factor for Skorpion mine is 89.92%.

(4)	The historic three year average commodity price was $ 1,985 per ton and currency conversion factor that were used to estimate our reserves was Namibian dollar per US dollar 8.68.

(5)	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2014:

Capacity
Facility	Zinc (tpa)

Skorpion	150,000

Total	150,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery for the fiscal years ended March 31, 2012, 2013 and 2014:

Facility	Product	Fiscal Year 2012	Fiscal Year 2013	Fiscal Year 2014
		(tons)
Zinc refinery	Zinc	145,000	145,342	124,924

The following table sets out the total ore, zinc and lead concentrate production at the Skorpion mine, for the fiscal years ended March 31, 2012, 2013 and 2014:

	(tons except percentage)
Mine (Type of Mine)	Product	Fiscal Year 2012	Fiscal Year 2013	Fiscal Year 2014
Skorpion (Open-pit)	Ore mined	1,676,000	1,664,282	1,252,092
	Ore grade -Zinc	10.4%	10.3%	10.2%
	Recovery -Zinc	91.4%	90.4%	90.1%

Principal Raw Materials

The Skorpion mine uses 84,000 tons of sulphur per year, of which 82.0% is imported in bulk and shipped to Namibia through the port of Luderitz while the remaining sulphur is brought from South Africa in molten form by road.

Power

The maximum power demand of the Skorpion mine is 85 MW and power is supplied from South Africa and is governed by a tri-partite US dollar-denominated contract between Namibia Power Corporation (Proprietary) Limited, Eskom Holdings Limited and Skorpion, that currently links the annual increases in power costs to a US inflationary index.

Distribution, Transport & Logistics

Zinc at the Skorpion mine is cast into ingots and transported from the refinery to the port of Luderitz, approximately 300 kilometers away by trucks each having a maximum capacity of 35 tons. On the return trip from Luderitz, these trucks carry sulphur transported to site, which is imported by ship. All other re-agents and consumables are trucked in by one transport contractor.

Sales and Marketing

Skorpion produces SHG zinc ingots. Trafigura Beheer B.V, a customer for Skorpion’s products, entered into a committed agreement to purchase a majority of the zinc ingots produced at the Skorpion refinery. This agreement expired on December 31, 2013, since which, we have entered into six month contracts with this customer. Trafigura Beheer B.V accounted for around 50.0% of Skorpion’s revenue in fiscal year 2014.

Most of the zinc metal that Skorpion produced in fiscal year 2014 was sold under bi-annual/ annual contracts. About 30% of the metal produced is sold in the Southern African Customs Union market and balance is sold to other regions. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.

Market Share and Competition

According to Wood Mackenzie, the Skorpion mine has consistently been one of the largest zinc producing mines in the world and in 2013, it was ranked twelfth in the world in terms of production volume with a cost base in the lower cost half of the zinc industry cost curve. The Skorpion mine produces only high-grade, high purity SHG zinc ingots that are registered on the LME

Black Mountain Mining

Overview

BMM consists of the Black Mountain mine and the Gamsberg project. Exxaro Resources Limited (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM.

The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.8 mmtpa plant feed and the share hoisting capacity is approximately 1.5 mmtpa from Deeps mine and 0.3 mmtpa from Swartberg. All production stopes in the Deeps mine are backfilled and waste filled, integrated into the mining sequence.

During fiscal year 2014, 1,395,534 tons of ore at 2.74% zinc and 3.2% lead were mined from the Black Mountain mine, which produced approximately 59,942 tons of zinc concentrate and 53,221 tons of lead concentrate, containing 28,999 tons of zinc and 37,574 tons of lead respectively. In addition, the Black Mountain mine also produced 6,880 tons of copper in concentrate and 46 tons of silver in concentrate.

Principal Products

BMM produces zinc, copper and lead in concentrate and all the zinc and copper concentrate are shipped overseas. A small portion of the lead concentrate is sold locally, with the bulk shipped overseas.

By-products

Silver

Silver is a by-product of our copper and lead concentrate.

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 28,999 tons of zinc in concentrate and 37,574 tons of lead in concentrate respectively. In addition, the Black Mountain mine also produced 6,880 tons of copper in concentrate and 46 tons of silver in concentrate, annually.

The Black Mountain mine is operated pursuant to mining right 58/2008 MR granted pursuant to the Mineral and Petroleum Resources Development Act, 28 of 2002 of South Africa which entitles us to mine for lead, copper, zinc and associated minerals in, on and under an area in the district of Namaqualand measuring 24,195 hectares for a period of 30 years from 2008 to 2038.

Four major stratiform exhalative sediment hosted base metal deposits are located in a 10 by 30 km area, centred on Aggeneys. The deposits are situated in the supracrustal rocks of the mid-Proterozoic age Bushmanland group of the Namaqualand metamorphic complex. The deeps ore body, which is currently being mined, is considered to start at 166 meters above mean sea level, with a down plunge extent of 1.1 km with the deepest position of the ore body being 1,680 meters below the surface. Mineralisation in the deeps is hosted by iron formations, massive sulphide and sulphide quartzite. The massive sulphide rock is either banded, massive or occurs as fine grained mylonite. Banding is expressed as 1-5 m thick sulphide bands alternating with quartz rich bands of similar thickness.

Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2014, BMM estimates the remaining mine life of the Black Mountain mine to be 8 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The predominant mining method is ramp in stope cut and fill. The production rate is 1.8 mmtpa plant feed and the shaft hoisting capacity is approximately 150,000 tons per month. All production stopes are backfilled and waste filled, integrated into the mining sequence.

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

Swartberg was mined on a small scale (25,800t/month) from 1995 but production was stopped in 2006 in an effort to procure the Deeps mine in full production. Mining at Swartberg was re-introduced in the year 2012 by a diamond drilling campaign to explore the ore bodies on strike. Down-plunge in depth at this mine was started in the same year. Following positive results from this drilling a pre-feasibility study is in progress to investigate the potential of a fully operating mine at Swartberg, which will replace ore from the Deeps mine once it is mined out in the year 2022.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2014:

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SSL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		(Years)
Black Mountain-Deeps	3.77	3.01	3.91	42	7.92	2.45	2.33	29	11.69	2.63	2.84	33

Total	3.77	3.01	3.91	42	7.92	2.45	2.33	29	11.69	2.63	2.84	33	74	8

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SSL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		(Years)
Black Mountain-Swartberg	—	—	—	—	2.79	0.5	2.53	22	2.79	0.5	2.53	22

Total	—	—	—	—	2.79	0.5	2.53	22	2.79	0.5	2.53	22	74	8

References to “g/t” are grams per ton

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut-off grade used with our reserve estimate is 530 ZAR per ton.

(3)	The metallurgical recovery factor for zinc, lead and copper is 75.28%, 87.39% and 68.48%, respectively.

(4)	The commodity prices for zinc, lead and copper considered for evaluation of reserves were $ 1,985 per ton, $ 2,158 per ton and $ 7,810 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was South African Rand per US dollar 8.69.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of the fiscal years ended March 31, 2012,2013 and 2014:

Mine (Type of Mine)	Product	Fiscal Year 2012	Fiscal Year 2013	Fiscal Year 2014
		(tons, except percentages)
Black Mountain (Underground)	Ore mined	1,434,088	1,518,540	1,395,534
	Ore grade –Zinc	2.9%	3.4%	2.7%
	-Lead	4.2%	3.7%	3.2%
	Recovery - Zinc	76.3%	77.8%	78.0%
	-Lead	91.0%	89.0%	87.4%
	Zinc concentrate	64,683	78,457	59,942
	Lead concentrate	74,644	68,986	53,221

Principal Raw Materials

There are no major raw materials used in Black Mountain Mine, except for chemical reagents which are used in the floatation process to produce zinc and lead concentrates.

Distribution, Logistics and Transport

Zinc concentrate, lead concentrate and copper concentrate from the mine is hauled by road to a dedicated railway siding along a 170 kilometers gravel road, which is owned by the provincial authorities but maintained by BMM. The concentrate is then transported by train to Saldanha on the Sishen-Saldanha railway with delivery terms to export customers on a cost, insurance and freight basis.

Sales and Marketing

BMM produces zinc, lead and copper concentrates that are sold in local and international markets on spot basis and through long term contracts. The commercial terms negotiated on an annual basis include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Some of the customers of Black Mountain mine are Trafigura Beheer B.V., MRI Trading, Glencore International AG and Ocean Partners UK Limited.

Approximately 66.0% of the zinc and lead metal that BMM produced in fiscal year 2014 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.

Projects and Developments

Gamsberg Project

The major project undertaken by BMM is the Gamsberg project. This project comprises of two main areas of mineralization, Gamsberg North, which requires near surface mining, and Gamsberg East which requires underground mining.

According to Wood Mackenzie, the Gamsberg project is expected to be one of the world’s largest zinc producers with operating costs around the median of the cost curve.

The Gamsberg deposits are favorably distinguished from other large undeveloped zinc deposits for reasons including:

•	the deposits have large open-pittable mineralized material, supported by higher grade underground mineralized material;

•	the deposits belong to the class of mineralization characterised by metamorphosed, re-crystalised sulphide mineralization;

•	the deposits are located adjacent to a well established mining district with modern infrastructure and are located in a politically stable country with a mild climate.

We believe that the Gamsberg project will be capable of producing in excess of 500,000 dmt per annum of zinc concentrate (250,000 zinc metal in concentrate) and is expected to comprise an open pit and a concentrator with associated infrastructure. The estimated power requirement for the Gamsberg project is 40 MVA for the production of 500,000 dmt per annum of zinc concentrate.

Lisheen

Overview

The Lisheen mine is located in County Tipperary, Republic of Ireland and consists of an underground mine, concentrator and backfill plant, producing approximately 151,000 tons of zinc in concentrate annually with an expected mine life until 2015. The Lisheen mine also produces approximately 21,000 tons of lead in concentrate annually. Current reserves are 1.67 million tons.

During fiscal year 2014, 1,401,741 tons of ore at 11.8% zinc and 2.2% lead were processed at the Lisheen mine (this includes 119,506 tons of purchased ore from nearby Galmoy mine owned by a third party), which produced approximately 282,159 tons of zinc concentrate and 34,409 tons of lead concentrate, containing 151,021 tons and 21,048 tons of zinc and lead, respectively.

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

The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine was subsequently acquired by SIIL (through THL Zinc Holding B.V.) on February 15, 2011.

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

The ore bodies are at an average depth of 170 meters and are predominantly stratiform or flat lying, ranging in thickness from one to 14 meters. Close to faults, mineralisation may be substantially thicker. The deposit is high grade, with a zinc to lead ratio of 6:1.

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

Mineralogically, the ore bodies comprise massive sulphide lodes typically composed of dominant pyrite, marcasite and sphalerite with minor amounts of galena. The deposit is high grade, with a zinc to lead ratio of 6:1. Minor silver grades are encountered locally. Several deleterious elements occur, the principal ones being nickel, cobalt, copper, magnesium and arsenic. The aquifer is fracture-controlled and connected directly to the surface drainage system via a conjugate set of steeply dipping North-East and North-North-West trending joints and fissures, which have been extensively karst weathered. Water ingress to the workings occurs principally when one of these structures is intersected and significant flow rates can occur over short time spans. The peak daily water flow rate can reach up to 90 million liters per day and 75 million liters per day on an annual basis. Dedicated pumping and water treatment facilities are in place to ensure full compliance with the Integrated Pollution Control Licence.

The Lisheen zinc and lead deposit is located in the Rathdowney Trend, which stretches 40 kilometers, between the Towns of Abbeyleix to the North East and Thurles to the South West. The region is a broad plain drained by the Rossetown and Drish Rivers, which flows into the Irish Sea at Waterford.

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

As of April 1, 2014 the reserve life of the mine is 1.5 years.

The Lisheen mine was wholly owned by Anglo American Plc between 2003 and 2011 following a series of mergers and acquisitions of stake holdings. The mine is now owned by us through our subsidiary THL Zinc Holding B.V..

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2014:

	Proved Reserve			Probable Reserve			Total Proved and Probable Reserves			SSL interest	Reserve life
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade		Years
	(million tons)		(%)	(million tons)		(%)	(million tons)		(%)
Lisheen	1.42	10.43	1.62	0.25	10.58	2.26	1.67	10.46	1.72

Total	1.42	10.43	1.62	0.25	10.58	2.26	1.67	10.46	1.72	100	1.5

Additional information:

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	A 5.83% Zinc Metal Equivalent Cut-off Grade was used for the purpose of the 2014 reserves. The Lead factor used within the formula is updated annually based on economic assumptions issued before commencing the reserving process. For the 2014 reserves process, the ZnEq = Zinc + 0.965* Lead.

(3)	The metallurgical recovery factor for zinc is 90.36% and lead is 66.35%.

(4)	The ore reserve is estimated using rolling three year historical metal prices of $ 1,985 per ton of zinc and $ 2,158 per ton of lead.

(5)	The average currency conversion factor that was used to estimate our reserves was US dollar per Euro 1.33.

(6)	The reserve quantities disclosed are for the entire mine.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Lisheen mine for the fiscal years ended March 31, 2012, 2013 and 2014:

Mine (Type of Mine)	Product	Fiscal Year 2012	Fiscal Year 2013	Fiscal Year 2014
		(tons, except percentages)
Lisheen (Underground)	Milled Ore Ton (dmt)	1,564,237	1,644,537	1,401,741
	Ore grade Zinc	12.90%	11.40%	11.8%
	-Lead	2.70%	2.15%	2.2%
	Recovery Zinc	90.60%	90.39%	91.3%
	- Lead	70.30%	66.13%	68.5%
	Zinc concentrate	343,196	317,413	282,159
	Lead concentrate	49,053	39,129	34,409

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

Sales and Marketing

The Lisheen mine extracts lead and zinc ore from underground and processes this into zinc and leads concentrates and sells these concentrates to smelters and customers in Europe, Asia, and the US. Lisheen currently has a very small base of customers. Marketing of the metals and concentrate produced by Lisheen is done centrally from the corporate office located in Aggeneys. There is also a site office to look after the logistics coordination, administrative support and contracting. Lisheen has a number of different concentrate sales contracts in place with international customers but increasingly deals on the spot market.

Approximately 77% of the zinc and lead metal that Lisheen produced in fiscal year 2014 was sold under annual contracts specifying quantity, grade and price, with the remainder sold in the spot market. The contract sales price is linked to prevailing LME price. Thus, the price that Lisheen receives for its zinc and lead is dependent upon, and subject to fluctuations in the LME price.

Projects and Developments

There are no major projects currently undertaken at Lisheen mine.

Oil & Gas

Overview

Cairn India and its subsidiaries is a significant contributor to India’s domestic crude oil production, contributing approximately 28% along with our Joint operation partners to the total production, as per Ministry of Petroleum and Natural Gas statistics of March 2014. We have a diversified asset base with nine blocks: one in Rajasthan, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

Rajasthan, RJ-ON-90/1 block, Barmer Basin (100% operator, 70% participating interest)

Rajasthan block is our principal production asset where we own a 70% participating interest pursuant to the production sharing contract. Our joint operation partner, ONGC, has a 30% participating interest. The Rajasthan block, RJ-ON-90/1, is spread over 3,111sq. kms in the Barmer district. The block consists of three contiguous development areas: (i) Development Area (DA)1, primarily comprising the currently producing Mangala, Aishwariya, Raageshwari and Saraswati (MARS) fields; (ii) DA 2, consisting of the Bhagyam and Shakti fields; and (iii) DA 3, comprising the Kaameshwari West fields.

The Mangala field, discovered in January 2004, is the largest onshore hydrocarbon discovery for Cairn India to date. This was followed by many other discoveries including the Aishwariya and Bhagyam fields. In the Rajasthan block, 31 discoveries have been established, since inception. Studies indicate that the block has further potential for resources and reserves for future growth opportunities.

We also own and operate significant infrastructure assets to facilitate the processing, transportation, and sale of crude oil produced in the Rajasthan Block. For fiscal year 2014, our net daily average production was 84,355 boepd from the Rajasthan block.

Cambay, CB/OS-2 block, Cambay Basin (100% operator, 40% participating interest)

We operate in the CB/OS-2 block, which is located in the Cambay Basin offshore of the state of Gujarat in western India. Our operations in the Cambay block are centered on the Lakshmi and Gauri oil and gas fields and the CB-X development area. Based on exploration and development activities undertaken by us, the Cambay block has yielded natural gas discoveries in its offshore Lakshmi and Gauri fields and onshore CB-X field and crude oil discoveries in the first two fields. We commenced gas production from the Lakshmi gas field in 2002 and from the Gauri field in 2004. Production of co-mingled crude oil, which consists of crude oil plus condensate, from the Gauri field commenced in 2005. The Lakshmi and Gauri offshore fields cover areas of 121.1 sq. kms and 50.7 sq. kms, respectively, in the Cambay Basin and lie off the coast of the state of Gujarat in water depths of approximately 20 meters. CB-X is an onshore gas field situated in the Cambay Basin block and covers an area of 33.28 sq. kms. For fiscal year 2014, our net daily average production was 2,274 boepd from the Block.

Ravva, PKGM-1 Block, Krishna Godavari Basin, Eastern India (100% operator, 22.5% participating interest)

Our production operations in the Krishna-Godavari Basin are centered on the Ravva oil and gas field, lying off the coast of Andhra Pradesh in Eastern India, in water depths of up to 40 meters. Developed in partnership with ONGC, Videocon and Ravva Oil Singapore, we became the operator in 1996. For fiscal year 2014, our net daily average production was 3,473 boepd from the block.

Our Oil and Gas Business

Overview

Our oil and gas business is owned and operated by Cairn India and its subsidiaries. Vedanta completed its acquisition of 58.5% of the fully diluted share capital of Cairn India from Cairn Energy Plc as of December 8, 2011. After the Re-organization Transactions, Vedanta’s shareholding in Cairn India was transferred to us. As of March 31, 2014, our total ownership interest in Cairn India was 58.9%. Cairn India is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. According to the Ministry of Petroleum and Natural Gas statistics of March 2014, together with our joint operation partners, we account for approximately 28% of India’s domestic crude oil production.

The Company has a world-class resource base, with interests in seven blocks in India and one each in Sri Lanka and South Africa. Its resource base is located in four strategically focused areas namely Rajasthan, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa. The blocks are located in the Barmer Basin, Krishna-Godavari Basin, the Palar-Pennar Basin, the Cambay Basin, the Mumbai Offshore Basin, the Mannar Basin and Orange Basin.

	Asset	Basin	Cairn India’s Interest (%)	Joint Operation partners	Area (in sq. km)
India
1	RJ-ON-90/1	Barmer	70%	ONGC	3,111
2	CB/OS-2	Cambay	40%	ONGC, Tata Petrodyne	207
3	PKGM-1 (Ravva)	KG Offshore	22.5%	ONGC, Ravva Oil, Videocon	331
4	KG-ONN-2003/1	KG Onshore	49%	ONGC	315
5	KG-OSN-2009/3	KG Offshore	100%	-	1,988
6	MB-DWN-2009/1	Mumbai Offshore	100%	-	2,961
7	PR-OSN-2004/1	Palar-Pennar	35%	ONGC, Tata Petrodyne	9,417

International
8	SL 2007-01-001	Mannar, Sri Lanka	100%	-	3,000
9	Block 1	Orange, South Africa	60%	Petro SA	19,898

	Total				41,228

Principal Products

Oil

We produce crude oil of various grades with different degrees and contents across fields. The crude oil in the majority of fields in the Rajasthan block is characterized by its high pour point and its propensity to solidify at certain temperatures. Conversely, the crude oil produced from Ravva field is of medium gravity and low sulfur in nature, the other distinctive characteristics is its high pour point. Further, the CB/OS-2 crude is sweet in nature (no sulfur content) with an API gravity of approximately 45 degrees.

Gas

The Rajasthan, Ravva and Cambay blocks produce natural gas, as well as natural gas commingled with crude oil. While we have been historically selling gas from these mature assets, we have commenced commercial gas sales in Rajasthan block in fiscal year 2014, following the regulatory approval in March 2013.

Production

The table below shows our production results for fiscal years 2012, 2013 and 2014.

Average Daily Production	Units	2012*	2013	2014	% Change (2014 v. 2013)
Net operated	Boepd	74,554	90,372	90,102	0%
Oil	Bopd	72,808	89,065	88,320	(1%)
Gas	Mmscfd	10	8	11	38%

*	2012 represents period from December 8, 2011 to March 31, 2012

Estimate of Reserves

Set forth in the table below is certain data regarding our estimates of reserves from fields within the Rajasthan block, the Ravva block and the Cambay Basin block as of March 31, 2014. Volumes reported in this table are in millions of barrels of oil equivalent.

Asset	Basin	Exploration activity	Development activity	Net Proved Reserves
Domestic Assets
RJ-ON-90/1	Barmer	✓	✓	108.78
CB/OS-2	Cambay		✓	1.64
Ravva	KG Offshore	✓	✓	2.27

Total				112.69

Technology

Cairn India is working on application of key technologies including enhanced oil recovery mechanism 4D seismic technology and hydraulic fracturing to enable enhanced recovery and to support production rates.

Enhanced oil recovery methods are tertiary recovery methods of accessing oil, which is not recovered during the application of primary and/or secondary water-flood recovery methods. We plan to apply two forms of enhanced oil recovery: Polymer Flood and Alkali-Surfactant Polymer (“ASP”) Flood. Implementation of Polymer flood enhanced oil recovery program has commenced at the Mangala field and is planned to be extended to Bhagyam and Aishwariya fields in future. ASP pilot evaluation is underway at Mangala field.

4D seismic is an advanced technique in which seismic surveys are repeatedly acquired over time and differenced to identify locations where hydrocarbons have not been drained by existing production wells. These areas become the targets for new infill wells to sustain oil production and to improve oil recovery. We have embarked on the implementation of this technology at Ravva field to mitigate to a degree the decline in oil production from the mature field by targeting unswept or poorly swept areas within the oil reservoirs with additional wells.

Hydraulic fracturing or fracking is the process of providing a conductive path for hydrocarbons to flow from the reservoir to the wellbore, in low permeability reservoirs. The application of this technology would help in the development of tighter Barmer Hill formation for extraction of hydrocarbons from discoveries.

Principal Facilities

Overview

The following map shows the locations of Cairn India’s blocks in India, Sri Lanka and South Africa.

*	Map not on scale

Rajasthan

Rajasthan Production Sharing Contract

Cairn India is working in partnership with its joint operation partner ONGC, in the Rajasthan Block. The Rajasthan Block production sharing contract was signed in May 1995 between the GoI and a consortium consisting of ONGC and Shell India Production Development BV.

Cairn India acquired its interest in the Rajasthan Block production sharing contract in three stages, eventually acquiring a 100.0% beneficial interest in the assets and liabilities as of May 2002 and acquiring legal title to this interest on June 20, 2003. Under the

Rajasthan Block production sharing contract, the GoI has an option to acquire a participating interest of 30.0% in any development area containing a commercial discovery. The GoI exercised this right in all three development areas, specifically, the Mangala development area in 2005, the Bhagyam and Shakti development areas in 2007 and the Kaameshwari development area in 2009, acting through its nominee ONGC, and acquired a 30.0% participating interest.

Under the production sharing contract, the GoI is obliged to purchase the crude oil produced from the Rajasthan Block. However, the GoI has granted permission to Cairn India to sell the remaining quantities of crude oil, over and above those allocated to government nominees to other domestic private refineries and as of March 31, 2014, Cairn India has been selling the crude oil to both private refineries and the public sector undertakings refineries. As of March 31, 2014, commercial sales arrangements are in place for over 200,000 bopd with public sector undertakings and private refineries. Any additional sales to the public sector undertakings refineries, Special Economic Zone refineries and abroad are subject to approval from the GoI.

The Rajasthan Block production sharing contract establishes a management committee for the Rajasthan Block which consists of four members, two of whom are nominated by and represent the GoI and the licensee, namely ONGC, taken together, and two of whom are nominated by and represent Cairn India. The management committee unanimously approves the annual work programmes, budgets, proposals for the declaration of a discovery as commercial, field development plans, and the delineation of or additions to a development area, while all other matters only require a majority vote.

The Rajasthan Block production sharing contract is currently valid until May 2020, but it may be extended subject to mutual agreement among the parties for up to an additional ten years in the case of commercial production of non-associated natural gas or up to five years otherwise. There is also a provision to further extend the production sharing contract by agreement of the parties if production of crude oil or of natural gas is expected to continue after the relevant period.

The Rajasthan Block benefits from a tax holiday of seven years from fiscal year 2009 (the year of commencement of commercial production from the Rajasthan Block) to March 31, 2016. However, during the seven year tax holiday, minimum alternate tax rules will apply resulting in the taxation of book profits computed in accordance with the generally accepted accounting principles as used in India. Any minimum alternate tax paid can be carried forward (at current rates) for a total period of ten years from the year of credit and used to reduce corporate tax to be paid in future years in excess of minimum alternate tax payable in those years.

Under the Rajasthan Block production sharing contract, until such time as India attains self-sufficiency in its crude oil supply, Cairn India is required to sell to the GoI, or its nominee, all of Cairn India’s entitlement to crude oil and condensate extracted from the Rajasthan Block in order to assist in satisfying domestic Indian crude oil demand. The GoI is entitled to appoint a nominee to purchase all of the contractor’s entitlement of the crude oil and condensate produced from the Rajasthan Block. However, the GoI has allowed marketing freedom to Cairn India under the production sharing contract to sell remaining quantities, over and above those allocated to the GoI’ s nominees, to other domestic private refineries.

Under the Rajasthan Block production sharing contract, all sales are to be valued at a weighted average F.O.B selling price per barrel of a basket of international crude oils as agreed by all parties which is quoted in Platts. For any delivery period in which sales take place, the price will be set at an average price per barrel determined by calculating the average for such delivery period of the mean of the high and low F.O.B prices of the basket for each day adjusted for differences in quality, delivery time, quantity, payment terms and other contract terms to the extent known. In agreeing to an appropriate basket, the parties shall attempt, so far as is reasonably practicable, to choose a mixture and weighing of crude oils which would produce a quality similar to the quality of crude oil expected to be produced from that development area, and to agree what quality adjustment, if any, to the basket price is appropriate. In determining the quality of crude oil, account is to be taken of all relevant characteristics including gravity, sulphur and metal content, pour point and product yield.

The crude oil produced at the Rajasthan Block is benchmarked to Bonny Light, an international low sulphur crude oil published in Platt’s Crude Oil Market Wire on a daily basis. The pricing formula also adjusts for differences in yield and quality.

In the event that there is a dispute between the parties to the Rajasthan Block production sharing contract as to the basis of, or mechanism for, the calculation of the crude oil price, then any party may refer the matter to a sole expert who is to be an independent and impartial person of international standing with relevant qualifications and experience. Under the provisions of the Rajasthan Block production sharing contract, the decision of the sole expert is final and binding on the parties and not subject to arbitration.

Operations

The Rajasthan block achieved net production of 30.79 mmboe in fiscal year 2014 and a cumulative total production of 114 mmboe until the end of fiscal year 2014. A total of 129 new wells were brought on production during the fiscal year 2014. This has led to the block achieving net average production of 84,355 boepd for fiscal year 2014, down 1% year on year. The overall uptime of the facilities in the block stood at 98.0% which is well within top decile amongst global peers.

Development Area 1, primarily comprising the Mangala, Aishwariya, Saraswati and Raageshwari oil & gas fields, produced a net average 71,570 boepd during the fiscal year 2014, down 3% year on year with the Mangala field being the largest contributor and Aishwariya field adding to the volume growth. During the fiscal year 2014, Development Area 2, comprising Bhagyam field, produced a gross average of 12,785 boepd, up 10% year on year as a result of the ongoing infill drilling program. As on March 31, 2014, Development Area 3 does not have any oil and gas producing fields.

The Rajasthan Joint Operation received approval from the GoI to begin selling natural gas in March, 2013. Gas sales commenced with initial targeted volumes of about 5 mmscfd. This leverages the existing gas processing infrastructure that currently supports oil production. The eight inch gas pipeline running along the oil pipeline is being used to supply gas to a domestic buyer. This is a step towards the diligent usage of resources in an environment friendly way.

The following table sets out the net average oil and gas daily production from the Rajasthan block for the years ended March 31, 2012, 2013 and 2014:

Average Daily Production	Units	2012*	2013	2014	% Change (2014 vs 2013)
Net operated	Boepd	68,824	85,439	84,355	(1%)
Oil	Bopd	68,824	85,439	83,800	(2%)
Gas	Mmscfd	—	—	3	—
Net Development Area 1	Boepd	59,359	73,831	71,570	(3%)
Net Development Area 2	Boepd	9,465	11,609	12,785	10%
Net Development Area 3	Boepd	—	—	—	—

*	2012 represents period from December 8, 2011 to March 31, 2012

Mangala

The Mangala field commenced production in September 2009 and continues to be the largest contributor to our oil and gas production, with additional wells aiding volume growth. To increase the ultimate oil recovery and aid to production volumes, we have implemented an infill drilling program and embarked on an enhanced oil recovery project. The infill drilling program has yielded good results in terms of enhanced barrels being brought online.

During fiscal year 2014, field development plan approval has been received from management committee for the Mangala Field Polymer Flood enhanced oil recovery programme. Major contracts for the execution have been awarded and polymer injection is expected to commence by fourth quarter of fiscal year 2015. Construction of surface facilities including the central polymer facility commenced in the first quarter of fiscal year 2015. The daily net average oil and gas production from the field was 23.89 mmboe for the fiscal year 2014.

Aishwariya

Aishwariya, the third largest discovery in Rajasthan, commenced production in March 2013. It is the fifth oil producing field from the block. As of March 31, 2014, the reservoir performance has been in line with prognosis.

Raageshwari and Saraswati

The Raageshwari oil field commenced production in March 2012, while the Saraswati field commenced production in May 2011. Availability of the integrated processing and evacuation facility has reduced operating costs and has therefore made these fields economically viable.

Bhagyam

Bhagyam, the second largest field in Rajasthan, forms a part of Development Area 2 and commenced production in January, 2012. The field has more oil in place volumes than initial we initially believe but individual wells have delivered results below expectations. In fiscal year 2014, net average daily production was 12,785 boepd which is an increase of 10% over .the fiscal year 2013. This is an outcome of our on-going infill drilling campaign. Further, a polymer flood enhanced oil recovery program has been proposed to enhance an ultimate recovery and support production. The field development program has been filed with the joint operation partner and is awaiting approval.

Facilities

Mangala Processing Terminal

The Mangala Processing Terminal is spread over an area of 1.6 sq. kms and is a core asset. The Mangala Processing Terminal processes crude oil produced from the Rajasthan assets. Following processing, the crude oil is transported to refineries through a 24 inch diameter continuously heated and insulated pipeline. The Mangala Processing Terminal’s integrated production facilities support the field development plan approved production, which is in line with Cairn India’s unified Rajasthan block off-take capability. With increased scale and size of operations, we have embarked on fluid handling capacity and facilities enhancement project.

We have made significant progress on up-grading the fluid (oil, gas, water) handling capacity at the facility to meet the anticipated additional requirements. This is associated with the increasing water cuts as the fields mature and more water is injected for pressure support and sweep efficiency. This project will augment the water injection facilities in terms of both quality and quantity.

As part of the Mangala Polymer Flood enhanced oil recovery programme implementation, we also intend to put in place additional facilities, which will assist in the management of the polymer flood, including storage, handling, preparation, transfer and injection into the well bore. Modification to existing well pads will also be carried out for the injection of the polymer solution.

Mangala Development Pipeline

The Mangala Development Pipeline is designed to evacuate the crude oil produced from the Rajasthan assets and provide access to markets. Starting at the Mangala Processing Terminal, it passes through eight districts across two states, Rajasthan and Gujarat. The pipeline ends at the coastal location of Bhogat near Jamnagar on the western coast of India. The construction from Mangala Processing Terminal to Salaya was completed in 18 months. The Mangala Processing Terminal to Salaya section (590 km) of the pipeline continues to safely deliver crude oil to Indian refiners and is operating in line with the current production profile. The entire length of the pipeline from Salaya to Bhogat terminal has now been laid and final testing and commissioning is underway. Once fully commissioned, we would benefit in terms of safety and other operating parameters by adding a sea route for the transportation of Rajasthan crude oil.

The Mangala Development Pipeline is not a conventional pipeline and its technological ingenuity was necessitated on account of the waxy nature of crude oil. The challenge was to ensure that the crude oil remains above the wax appearance temperature of 65°C through its entire length and this required us to build a continuously heated and insulated pipeline to maintain mobility and flow through its journey over the entire length of the pipeline. The pipeline also incorporates a pipeline intrusion detection system that provides security and surveillance along the entire length of the pipeline, utilizing a fibre optic system.

Bhogat Terminal Facilities

The Bhogat terminal in the Jamnagar district, Gujarat, is a 160 hectare site located eight kms from the Arabian Sea coast. The terminal will facilitate the storage and transportation of crude oil by sea. Some key elements of the Bhogat terminal are two 24 inch sub-sea export pipelines from the Bhogat landfall point to the single point mooring system to enable crude transfer and a single point mooring system and sub-sea pipeline end manifold in deep sea to enable tanker berthing and loading. Work at the Bhogat terminal is in the final pre-commissioning stage.

Exploration

Since resuming exploration in March 2013, we have established 1.2 bboe of hydrocarbons in place to date relative to our three year drill-out target of 3.0 bboe. An additional 0.6 bboe has been discovered and is under evaluation. Through fiscal year 2015 and fiscal year 2016, as a result of our current drilling activities, we anticipate to establish an additional 1.2 bboe hydrocarbons in place. Exploration drilling in the proximity of the Raageshwari Deep Gas field indicates the presence of a larger, multi-tcf gas resource base that comprises the Raageshwari Deep, the Guda Deep and the Guda South structures. We are currently testing an important offset well to the Raageshwari Deep Gas field and have an additional six well program of exploration appraisal drilling and testing over the remainder of the financial year. As of July, 2014, eight discoveries have been established with exhibition of oil flow on surface. The testing of the other hydrocarbon bearing wells is underway. The evaluation of the discoveries in the tight reservoirs is on-going to establish recovery rates.

With the addition of higher capacity rigs in our drilling program, we have been able to drill two high impact prospects to test potential gas accumulation in the deeper section. The initial results obtained are encouraging and testing is underway. The two year 3D seismic data acquisition programme for 1,900 sq. kms that is currently underway will further help in identifying new exploration leads and augmenting the prospective resource base. As of June 30, 2014, we have acquired 411 sq. kms of 3D seismic data.

Ravva

Ravva Production Sharing Contract

The production sharing contract for the exploration, development and production of the Ravva field was signed on October 28, 1994 between GoI and a consortium consisting of ONGC, Videocon Petroleum Limited, Ravva Oil and Command Petroleum (India) Pty Limited (“Command Petroleum”) with Command Petroleum being designated as the operator. In 1996, Cairn Energy Plc acquired Command Petroleum, including its interest in the Ravva field, and Cairn India became the operator.

Cairn India holds a 22.5% working interest in the Ravva field with the remaining interests currently held by ONGC (40%), Videocon Petroleum Limited (25%) and Ravva Oil (12.5%) (together, the “Ravva joint operation”). The production sharing contract is currently valid until October 27, 2019, but may be extended by the GoI for up to an additional ten years in the case of commercial production of non-associated natural gas or up to five years otherwise.

Under the Ravva production sharing contract, Cairn India is entitled to recover 100% of exploration, development and costs of production from crude oil and natural gas sales before any profit is allocated among the parties.

Under the Ravva production sharing contract, until such time as India attains self-sufficiency in its crude oil supply, Cairn India is required to sell in the domestic Indian market all of its entitlement to crude oil extracted from the Ravva field to assist in satisfying domestic Indian crude oil demand. All sales to the GoI nominees are to be valued at a F.O.B selling price per barrel in US dollars, ascertained on Platts, of one or more crude oils of similar characteristics and quality or through the spot market for such crude oils, whichever price is determined by the parties to reflect more truly the current value of the sale.

The Ravva production sharing contract also provides that royalties and cess are payable on production. The royalty rate on crude oil and casing head condensate is set at Rs. 481 per metric ton ($1.08 per barrel), regardless of the value of the crude oil. A levy on the production of crude oil under the provisions of the Oil Industry (Development) Act, 1974 of India (the “OIDA Cess”) is set by the Ravva production sharing contract at Rs. 900 per ton of crude oil production ($2.03 per barrel). A further Rs. 27 per barrel ($0.45 per barrel) (representing a 3% increase in the OIDA Cess) is levied against members of the Ravva joint operation as educational cess and senior and higher secondary educational cess. The additional Rs. 27 is being paid; however, Cairn India is disputing the requirement to make such payment. The royalty payable on natural gas is 10% of the wellhead value of the natural gas (typically 9% of natural gas revenue). OIDA Cess is not payable on natural gas production. Royalties and OIDA Cess are capped by the Ravva production sharing contract at these levels regardless of the generally prevailing royalty and OIDA Cess rate. Royalty and OIDA Cess payments are recoverable under the Ravva production sharing contract before any profit is allocated among the parties. As ONGC originally discovered the Ravva field, Cairn India and the other members of the Ravva joint operation are obliged to make a series of production payments to ONGC based on cumulative crude oil production. The method of calculating the production payments is set out below.

	Gross Payment Owed to ONGC	Net Payment by Cairn India
	($ million)
For every 25 million barrels produced up to 75 million barrels	9.0	3.4
For every 5 million barrels produced between 75-100 million barrels	1.8	0.7
For every 5 million barrels produced between 100-225 million barrels	1.7	0.6
For every 5 million barrels produced between 225-250 million barrels	1.4	0.5
For every 5 million barrels produced over 250 million barrels	1.0	0.23

From time to time, disputes have arisen between the joint operation partners over the interpretation of the production sharing contract for the Ravva field which required arbitration. For example, a dispute arose between the GoI and Ravva joint operation on the issue of excess cost recovery by Ravva joint operation against the base development cost as mentioned in the production sharing contract with an escalation of 5.0% or more. The joint operation partners initiated arbitration proceedings and the arbitral tribunal announced its award on January 18, 2011 broadly allowing companies including Cairn India to recover base development cost spent amounting to $278 million and disallowed an over-run of $22.3 million spent in respect of base development cost and directed 50.0% legal cost on the GoI. The High Court of Kuala Lumpur, on August 30, 2012, dismissed the GoI’s application for setting aside the award with costs. The GoI filed an appeal before the Kuala Lumpur Court of Appeals challenging the High Court’s order. On June 27, 2014, the Kuala Lumpur Court of Appeals dismissed the GoI’ s appeal against the High Court of Kuala Lumpur’s order.

Operations

Since inception in calendar year 1994, the Ravva block has produced crude oil and gas, more than double the initial resource estimates at the time the production sharing contract was awarded. During fiscal year 2014, the block produced 3,473 boepd, with a plant uptime of 99.8%. The asset recorded 3.81 million LTI (loss time injury) free man-hours as at end of fiscal year 2014.

In March 2014, we commenced the 5th phase of Ravva development drilling using a mat supported jackup rig. This infill drilling campaign, based on the 4D seismic survey, consists of drilling seven wells. The first well in the campaign has successfully identified un-swept oil as predicted by the 4D seismic survey, demonstrating our ability to apply high end 4D seismic technology. The infill drilling campaigns and prudent reservoir management is expected to result in the overall recovery factor of over 50%.

The following table sets out the net average oil and gas daily production from the Ravva block for the years ended March 31, 2012, 2013 and 2014:

Average Daily Production	Units	2012*	2013	2014	% Change (2014 v. 2013)
Net operated	Boepd	3,762	3,051	3,473	14%
Oil	Bopd	2,690	2,288	2,704	18%
Gas	Mmscfd	6	5	5	—

*	2012 represents period from December 8, 2011 to March 31, 2012

Facilities

Currently, there are eight unmanned offshore platforms and a 225 acre onshore processing facility at Surasaniyanam, Andhra Pradesh, for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates in internationally recognized environmental standard (ISO 14001) and occupational health & safety standard (OHSAS18001). The onshore facility has the capacity to handle 70,000 bopd (95 mmscfd) of natural gas and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil.

Exploration

The Ravva block still offers substantial exploration potential. In November 2013, we commenced drilling of the ‘high temperature, high pressure’ deep exploration prospect LO110 in Ravva which is intended to test the hydrocarbon potential within the Late Oligocene sands underlying the existing Ravva field. The well is currently awaiting logging.

Cambay

Cambay Basin Production Sharing Contract

Exploration, development and production of the Cambay Basin Block is governed by a production sharing contract between the GoI and a consortium consisting of ONGC, Tata Petrodyne Limited and Cairn India, together (the “Cambay Basin joint operation”) which was signed on June 30, 1998 and runs until 2023 and can be extended for a period of 10 years in case of commercial production of non-associated natural gas or for a period not exceeding five years. Cairn India’s participating interest in the Cambay Basin joint operation consists of a 40% interest in the Lakshmi, Gauri and CB-X development areas. The remaining interests in these development areas are held by ONGC (50%) and Tata Petrodyne Limited (10%). The rights of Cairn India elsewhere in the Cambay Basin Block have been relinquished as required by the Cambay Basin production sharing contract.

Operations

The Cambay block began production in the calendar year 2002. During the fiscal year 2013, this block produced 2,274 boepd, up 21% from 2013. The facilities had an uptime of over 98.6% with 1.1 million LTI (loss time injury) free man-hours recorded in fiscal year 2014. The infill drilling campaign carried out in fiscal year 2013 continues to help sustain production levels.

The block provides an example of optimal asset utilization, with its infrastructure being used for the tolling and processing ONGC’s gas from its North Tapti field and the Gas Balancing Agreement with a joint operation between Niko and Gujarat State Petroleum Corporation.

The following table sets out the net average oil and gas daily production from the Cambay block for the years ended March 31, 2012, 2013 and 2014:

Average Daily Production	Units	2012*	2013	2014	% Change (2014 v. 2013)

Net operated	Boepd	1,968	1,881	2,274	21%

Oil	Bopd	1,295	1,337	1,816	36%

Gas	Mmscfd	4	3	3	—

*	2012 represents period from December 8, 2011 and March 31, 2012

Facilities

At an 82-acre onshore processing facility at Suvali, Gujarat, we process natural gas and crude oil from the Lakshmi and Gauri fields. This facility has a capacity to process 150 mmscfd of natural gas and 10,000 bopd of crude oil and includes a three stage separator oil processing train, three storage tanks of combined capacity of 28,300 bbls and two 2.4 MW captive power generation plants. The processing plant and offshore infrastructure are certified to ISO 14001 and OHSAS 18001 standards.

Exploration

In addition to the Rajasthan, Ravva and Cambay blocks, we also hold interest in six other blocks which are in various stages of exploration, appraisal and development planning. The main basins include the Orange Basin, the Mannar Basin, Mumbai Offshore Basin, the Krishna Godavari Basin, and the Palar Pennar Basin.

KG Onshore

KG-ONN-2003/1, Krishna Godavari Basin (100% operator, 49% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari Basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint operation between Cairn India and ONGC. Cairn India has 49% ownership interest in the block and is the operator for the exploration, while ONGC, the other joint partner holds 51% ownership interest. Nagayalanka-1Z was the first discovery in the block. Following this discovery, the Joint operation (with ONGC) for the block opted to enter Phase-II of the Exploration License. The second exploration well, Nagayalanka-SE-1, was drilled which resulted in a light oil discovery in the onshore part of the KG basin.

Strong exploration and appraisal momentum in the KG Onshore block continues and will strengthen our Eastern India portfolio. The Declaration of Commerciality for the Nagayalanka discovery is currently under Management Committee review. The field development plan is being prepared and is expected to be submitted in fiscal year 2015.

The extended flow test on Nagayalanka-1Z-ST appraisal well was completed in March 2014 and the maximum combined flow rate achieved was 850 bopd. The evaluation of the results is in progress with the objective of optimizing development. The second appraisal well, Nagayalanka-NW-1, encountered over 230 m of sand in the Jurassic Golapali Formation and an 80 m synrift section. Fracking and flow testing of the reservoir sections have been completed and the well has been temporarily suspended pending further analysis.

KG Offshore

KG-OSN-2009/3, Krishna Godavari Basin (100% operator, participating interest)

The offshore block KG-OSN-2009/3 covers an area of 1,988 sq. kms and is located in the Krishna Godavari Basin off the coast of the state of Andhra Pradesh. Cairn India is the operator and holds a 100% interest in the block. Block KG-OSN-2009/3 is a shallow water block with water depths within the block ranging between near shore to 400 meters. The production sharing contract was signed on June 30, 2010 and the Petroleum Exploration License was granted in August 2010.

With the conditional clearance received from the GoI in last quarter of fiscal year 2014, the exploration activity has resumed in the block in March 2014. Approximately, 934 sq. kms of full fold 3D seismic data was acquired during first quarter of fiscal year 2015 with an objective of building an exploration portfolio across multiple play types. We are currently planning for an additional 3D seismic program in the remaining area, with acquisition expected to begin by end of third quarter of fiscal year 2015.

Palar-Pennar

PR-OSN-2004/1, Palar-Pennar Basin (100% operator, Operating with 35% participating interest)

The block is located in the Palar Pennar basin, south of the Krishna Godavari basin and north of the Cauvery basin off the east coast of India. Water depths in the block range from a few meters (near shore) to 400 meters at the eastern boundary of the block. The block covers an area of approximately 9,417 sq. kms. We have a 35% ownership interest in the block and are the operator, while the consortium members, ONGC and Tata, hold interests of 35%, and 30%, respectively.

The block was under force majeure since fiscal year 2010 as the location was falling within the prohibited zone notified by government authorities and permission to carry out exploration and petroleum operations in this area was not considered appropriate by the Department of Space, GoI. However, the application for the shift of the restricted boundary has been accepted by government authorities paving the way for further exploration activity. Planning, well construction design and long lead procurement for the drilling of exploration wells is expected to begin in fiscal year 2015.

Mumbai Offshore

MB-DWN-2009/1, Mumbai Offshore Basin (100% operator, 100% participating interest)

This block was awarded under the NELP VIII licensing round and is located in the Mumbai Offshore Basin. We are the operator and hold a 100% interest in the block. MB-DWN-2009/1 has water depths of between 1,000 meters to 2,200 meters.

With the conditional clearance received from the GoI, exploration activity has resumed. 2,128 line km of 2D broadband seismic has been acquired. The contract for processing the seismic data has been awarded. Planning for acquisition of additional 500 sq. kms of 3D seismic data is underway.

Sri Lanka

SL 2007-01-001 – Mannar Basin, Sri Lanka (Operating, through a subsidiary, with 100% participating interest)

Cairn India, through its wholly owned subsidiary Cairn Lanka (Private) Limited, has established two gas discoveries in the Mannar basin. In fiscal year 2013, it concluded appraisal and commercial studies to determine the next steps for the gas discoveries. Cairn Lanka (Private) Limited continues discussions with the Sri Lankan Government regarding commercial terms necessary to monetize the discovered gas resources on the block. Cairn Lanka (Private) Limited also participated in Sri Lanka’s offshore bidding round for M-5 block, south of our current block in the Mannar Basin in November 2013. The M-5 block is yet to be awarded by the government.

South Africa

Block 1 - Orange Basin, South Africa (Operating, through a subsidiary, with 60% participating interest)

Cairn India signed a farm-in agreement with PetroSA, national oil company of South Africa, for the 19, 898 sq. kms off-shore block 1, located in the Orange Basin in South Africa. A wholly owned subsidiary, Cairn South Africa Pty. Limited holds a 60% interest in the block and is the operator.

Following farm-in and assignment of participating interest in the block in early calendar year 2013, Cairn India acquired 1,981 sq. km of 3D seismic data in fiscal year 2014. Initial processing of the data is now complete and advanced processing is ongoing. Additionally, acquisition of 3,000 line km of 2D seismic data was concluded in early March, 2014. Processing of the new 2D seismic data is now under way. Both the surveys, 3D seismic and 2D seismic were completed without incident and on time.

Based on the preliminary assessment of the seismic data, a working petroleum system with multiple oil and gas plays is possible. The on-going seismic processing and technical evaluation is expected to identify drillable prospects during the fiscal year 2015.

Sales and Marketing

Our crude oil customers include both Public Sector Units refineries like - Indian Oil Corporation Limited, Hindustan Petroleum Corporation Limited, Chennai Petroleum Corporation Limited as well as private refineries like Reliance India Limited and Essar Oil Limited. Natural gas buyers are Gujarat Gas Corporation Limited, Gujarat Narmada Valley Fertiliser Company Limited, Gas Authority India Limited and China Light and Power India Private Limited.

For Rajasthan and Cambay blocks, crude oil price is benchmarked to Bonny Light, West African low sulfur crude that is frequently traded in the region, with appropriate adjustments for crude quality. Similarly, for Ravva block, crude oil price is benchmarked to Tapis & Minas, South Asian crude. The crude oil price benchmarks are based on crude oil sales agreement.

Projects and Developments

Our ongoing capital expenditure program is focused on exploration and development activities across all the assets with 87% of the capital expenditure planned to be invested in the Rajasthan block in next three years. We are embarking on the implementation of three major development projects in our Rajasthan block.

MBA fields - Enhanced Oil Recovery Project including drilling campaign and facilities upgrade

We have made significant progress on up-grading the fluid (oil, gas, water) handling capacity at the Mangala Processing Terminal to meet the anticipated additional requirements. This is associated with the increasing water cuts as the fields mature and more water is injected for pressure support and sweep efficiency. This project will also augment the water injection facilities by quality and quantity.

We are now targeting first polymer injection in the Mangala field enhanced oil recovery project, within fiscal year 2015 and have awarded all contracts for the execution. Construction of surface facilities including the central polymer facility has commenced in first quarter of fiscal 2015. Polymer flood enhanced oil recovery plan is in place for Bhagyam field and approval from joint operation partner is underway. We have commenced the alkaline surfactant polymer pilot at Mangala and plan to extend polymer flood enhanced oil recovery to Aishwariya field. We have secured seven rigs and plan to drill 120 to 150 wells including additional infill wells in fiscal year 2015 that will have synergies with future enhanced oil recovery program.

We have incurred approximately $ 4.3 billion on the development of MBA fields as of March 31, 2014 and we plan to spend additional $ 1.6 billion on further development over a period of next three years (through fiscal year 2017). These projects are financed from internal sources of capital.

Barmer Hill and Satellite field development

The Barmer Hill formation which is spread across the block has the potential to become a new major oil play in India and can be classified into 2 major development opportunities

•	Barmer Hill North consisting of oil prone porcellanite rocks

•	Barmer Hill South consisting of muddy porcellanites

Exploration results confirm the potential of Barmer Hill across the Rajasthan block, with better than expected results in Vijaya and Vandana. The permeability of the Barmer Hill reservoir has been proved to be better than shale by an order of magnitude. Production from Mangala and Aishwariya Barmer Hill fields in Development Area 1 commenced from first quarter of fiscal 2015. Drilling and hydraulic fracturing horizontal and vertical wells will be used to optimize the application of hydraulic fracturing technology. We are putting together execution plans to scale up the tight reservoir development of the Barmer Hill in the northern area of the block replicating the North American development model. We have initiated dedicated horizontal well drilling campaign for tight oil development in first quarter of fiscal 2015.

For Satellite Fields:

•	field development plans for the two fields, NI and NE, in Development Area 2 have received approval from regulators.

•	Raag-S-1, the 26th discovery in Development Area 1, was brought on test production within a year of discovery under integrated development plan. It has started contributing to production volumes from first quarter of fiscal 2015.

We plan to spend $ 600 million on this project over a period of next three years (through fiscal year 2017). This project is financed from internal sources of capital.

Gas development

Development of existing Raageshwari Deep Gas field is underway. We plan to double the gas production from this field by fourth quarter of fiscal year 2015 by installing additional compressors. We have plans to upgrade the existing Raageshwari Gas Terminal to higher capacity with a first train of 100 mmscfd. We are also looking at options to construct a new 30 inch gas pipeline to monetise the additional gas potential in the block for which Right of Use has already been secured. Infrastructure is also being created to capture significant Natural Gas Liquids potential in the block.

We plan to spend $ 200 million on this project over a period of next three years (through fiscal year 2017). This project is financed from internal sources of capital.

Reserves

The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with the SEC Rule 4-10 of Regulation S-X. Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be economically producible in future years from known reservoirs, under existing economic and operating conditions including a 12-month average price prior to the end of the reporting period, unless prices are defined by contract, and cost at the date of estimation. DeGolyer and

MacNaughton performed an independent evaluation of our 100% estimated reserves base as of March 31, 2014, March 31, 2013, March 31, 2012 and December 8, 2011. See the reserves evaluation report by DeGolyer and MacNaughton, dated June 12, 2014, included as an exhibit to this Annual Report.

All the proved reserves presented herein are based on production sharing contracts with the government of India. As such, all net reserves are based on an entitlement calculation which converts Cairn India’s share of cost recovery and profit petroleum under each contract to a volume equivalent of net reserves in accordance with SEC guidance on calculating net reserves subject to these agreements. For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production” on page F-101.

Proved Reserves

Proved reserves estimates are based on the requirement of reasonable certainty with technical and commercial assessments based on conventional industry practices. Only technologies that have been tested in the field and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation are applied. To determine a reasonable certainty of commercial recovery, the process involves a general method of reserves assessment that relies on the integration of three types of data:

1.	Well data used to assess the local characteristics and conditions of reservoirs and fluids.

2.	Field-scale seismic data to allow the interpolation and extrapolation of these characteristics within and outside the immediate area of the local well control.

3.	Data from relevant analogous fields. The data includes appraisal wells or sidetrack holes, full logging suites, core data, and fluid samples.

In the fields in which estimates of proved reserves have been prepared, reserves have only been estimated from those quantities or oil or gas in place that are above a penetrated hydrocarbon contact or above a lowest known hydrocarbon elevation. In the estimation of reserves associated with improved recovery operations, reserves are based on existing field performance parameters or from the performance of an analogous reservoir located in an adjacent field producing from the same geologic formation, in the same environment of deposition, with a similar geologic structure, containing the same drive mechanism, and containing in aggregate reservoir properties no more favorable than the reservoir of interest. In the estimation of reserves associated with enhanced oil recovery, estimates of reserves have been prepared on the basis of the performance of a pilot project that has exhibited a positive production response located within the field and reservoir in which the reserves have been attributed.

The table below sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of March 31, 2014, based on average fiscal year 2014 prices:

	Reserves
Reserve category	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
Proved developed
India	75.40	6.03	76.41
Sri Lanka	—	—	—
South Africa	—	—	—

Proved undeveloped
India	36.13	0.92	36.28
Sri Lanka	—	—	—
South Africa	—	—	—

Total proved reserves	111.53	6.95	112.69

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The table below summarizes information about the changes in total proved reserves for 2014, 2013 and 2012 (period from December 8, 2011 to March 31, 2012):

Total Proved Developed and Undeveloped Reserves

Reserves quantity information for the year ended March 31, 2014	Oil (mmbbls)	Natural gas (bcf)	Total oil and gas products (mmboe)

Reserves quantity information for the year ended March 31, 2014
March 31, 2013	104.94	6.67	106.05
Revisions of previous estimates	17.20	2.96	17.70
Improved recovery	21.63	—	21.63
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	1.21	0.20
Production	(32.24)	(3.89)	(32.89)

March 31, 2014	111.53	6.95	112.69
Reserves quantity information for the year ended March 31, 2013
March 31, 2012	120.60	9.47	122.18
Revisions of previous estimates	8.59	0.06	8.60
Improved recovery	8.27	—	8.27
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	—	—
Production	(32.52)	(2.86)	(33.00)

March 31, 2013	104.94	6.67	106.05
Reserves quantity information for the period ended March 31, 2012
December 8, 2011	130.09	10.73	131.88
Revisions of previous estimates	(1.12)	(0.06)	(1.13)
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	—	—
Production	(8.37)	(1.20)	(8.57)

March 31, 2012	120.60	9.47	122.18

Proved Undeveloped Reserves

Since December 8, 2011, Cairn India has progressed 45.7 mmboe from proved undeveloped to proved developed reserves. The major fields within the Rajasthan production sharing contract represent a large proportion of Cairn India’s total reserves, and the activities associated with the development of reserves in this production sharing contract dominate the progression of reserves movements for the company. Reserves associated with projects or development wells were not categorized as proved until management committee approval was granted. The Mangala, Bhagyam, and Aishwariya fields are the major producing fields in which Cairn India holds interests in the Rajasthan production sharing contract. During the period between December 8, 2011, and March 31, 2014, Cairn India was developing the Bhagyam and Aishwariya fields and continues to develop the Mangala field. All three fields are under water flooding operations and polymer-augmented water flooding has been approved for the Mangala field with operational startup scheduled for fiscal year 2015. First production in the Bhagyam field occurred in January 2012, while first production in the Aishwariya field started in March 2013. Since December 8, 2011, 56 wells have been drilled in the Mangala field, 61 wells have been drilled in the Bhagyam field, and 40 wells have been drilled in Aishwariya field. During that same timeframe, 216 wells have been completed and tied-in to facilities for the three fields.

In the period from December 8, 2011, to March 31, 2012, Cairn India progressed 11.0 mmboe from proved undeveloped to proved developed reserves which represented 37 percent of the proved undeveloped reserves estimated as of December 8, 2011. Total development expenditure associated with this movement was $71 million. During the fiscal year 2013, Cairn India progressed 14.1 mmboe from proved undeveloped to proved developed reserves, which represented 72 percent of the proved undeveloped reserves as of March 31, 2012. Development capital expenditures in support of the development of those reserves during fiscal year 2013 were $194 million. During the fiscal year 2014, Cairn India progressed 20.6 mmboe from proved undeveloped to proved developed reserves. This represented 114 percent of the proved undeveloped reserves as of March 31, 2013. The development capital expenditures associated with development of the reserves in fiscal year 2014 totaled $320 million. The primary reason that the reserves developed during fiscal year 2013 exceeded those booked as undeveloped reserves at March 31, 2013, was the approval of a 54 well development program in the Bhagyam field after the as of date, and the subsequent drilling and completion of 23 of the 54 wells during the fiscal year 2014.

In the period evaluated herein, proved undeveloped reserves were added in consideration of approval from the Management Committee to drill an additional 14 wells in Mangala (fiscal year 2013) of which 13 have been drilled, drill an additional 18 wells in Bhagyam (fiscal year 2013) all of which have been drilled; drill 48 infill wells in preparation for enhanced oil recovery operations in the Mangala field (fiscal year 2014) of which 45 wells have been drilled; and drill an additional 54 infill wells in the Bhagyam field (fiscal year 2014) of which 23 wells have been drilled. Of the additional 134 wells that have been approved, 99 wells have been drilled as of March 31, 2014. Most of the remaining wells to be drilled are located in the Bhagyam field.

The capital expenditures associated with the development of reserves are related to the drilling and completion of the wells in the Aishwariya, Bhagyam, and Mangala fields, artificial lift and in-field flow lines and processing equipment, and the construction and installation of the produced fluid handling facilities for all three fields including both production and injection equipment.

The only additional development activities outside of the Rajasthan production sharing contract were the drilling of two development wells and a major work-over of a single well in the Lakshmi field located in the CB-OS/2 production sharing contract in fiscal year 2012, and the drilling of a single development well in the Ravva production sharing contract in fiscal year 2013.

Internal controls over reserves estimation process

We maintain an internal staff of petroleum engineers, geoscientists and economists who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. Our Chief Reservoir Engineer is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation.

During each fiscal year, our technical team meets with D&M who are provided with full access to complete and accurate information pertaining to the properties to be evaluated and all applicable personnel. In addition, other pertinent data is provided such as seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures and relevant economic information.

Independent reserves estimation

Reserves estimates presented herein for our Indian assets are based on the D&M Reserves Report, completed on June 12, 2014, a copy of which has been filed as an exhibit to this Annual Report.

D&M, a Delaware corporation with offices in Dallas, Houston, Calgary, Moscow and Algiers, has been providing consulting services to the oil and gas industry for more than 75 years. The firm has more than 150 professionals, including engineers, geologists, geophysicists, petro physicists and economists that are engaged in the appraisal of oil and gas properties, the evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies and equity studies related to the domestic and international energy industry. D&M restricts its activities exclusively to consultation and does not accept contingency fees, nor does it own operating interests in any oil, gas or mineral properties, or securities or notes of its clients. The firm subscribes to a code of professional conduct, and its employees actively support their related technical and professional societies. The firm is a Texas Registered Engineering Firm.

Thomas C. Pence, Senior Vice President with D&M was responsible for the preparation of the D&M Reserves Report. Mr. Pence studied at the Texas A&M University and graduated as a Bachelor of Science in Petroleum Engineering in the year 1982. He is a registered professional engineer in the State of Texas and a member of the International Society of Petroleum Engineers. He has more than 32 years of experience in oil and gas reservoir studies and reserves evaluations.

The D&M Reserves Report covered 100% of our total proved reserves. In connection with the preparation of the D&M Reserves Report, D&M prepared its own estimates of our proved reserves. In the process of the reserves evaluation, D&M did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of D&M that brought into question the validity or sufficiency of any such information or data, D&M did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. D&M independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a) of Regulation S-X. D&M issued the D&M Reserves Report based upon its evaluation. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the D&M Reserves Report were appropriate for the purpose served by such report, and D&M used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

However, uncertainties are inherent in estimating quantities of reserves, including many factors beyond our and our independent reserves engineers’ control. Reserves engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserves estimate is a function of the quality of available data and its interpretation. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, economic factors such as changes in product prices or development and production expenses, and regulatory factors, such as royalties, development and environmental permitting and concession terms, may require revision of such estimates. Our operations may also be affected by unanticipated changes in regulations concerning the oil and gas industry in the countries in which we operate, which may impact our ability to recover the estimated reserves. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserves estimates.

Oil and gas production, production prices and production costs

The following tables set forth our production of crude oil and natural gas on entitlement interest basis, by geographic area for the years ended March 31, 2014, 2013 and 2012:

Hydrocarbon production by geographic area

	For the year ended March 31,
	2012*			2013			2014
	Crude Oil (mmbbls)	Natural Gas (mmscfd)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (mmscfd)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (mmscfd)	Total (mmboe)

India	8.37	1.20	8.57	32.51	2.86	33.00	32.24	3.89	32.89

Mangala(2)	7.47	—	7.47	26.85	—	26.85	23.89	—	23.89

Others	0.9	1.20	1.1	5.67	2.86	6.15	8.35	3.89	9.00
Sri Lanka(3)	—	—	—	—	—	—	—	—	—

South Africa(3)	—	—	—	—	—	—	—	—	—

Total	8.37	1.20	8.57	32.51	2.86	33.00	32.24	3.89	32.89

*	2012 represents period from December 8, 2011 to March 31, 2012.

Notes:

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(2)	Mangala field is separately included as it contains more than 15% of our total proved reserves.
(3)	Our Sri Lanka and South Africa operations are still in exploration stage.

The following table sets forth our average sales prices by geographic area and by-product type for the last three years:

India (US $)
During the year ended March 31, 2014
Average sale prices
Oil, (barrel)	95.8
Natural gas, (mscf)	5.7

During the year ended March 31, 2013

Average sale prices
Oil, (per barrel)	99.0
Natural gas, (per mscf)	4.6

During the year ended March 31, 2012*
Average sale prices
Oil, (per barrel)	107.1
Natural gas, (per mscf)	4.4

*	2012 represents period from December 8, 2011 to March 31, 2012.

The following table sets forth our average production costs by geographic area for the last three years:

		For the Year Ended March 31,
	Unit of Measurement	2012*	2013	2014
		($. per boe)
India
Oil & Gas	($. per boe)	17.4	22.2	20.9

*	2012 represents period from December 8, 2011 to March 31, 2012.

In case of oil and gas, production costs consist of:

•	expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent

•	See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations - Royalty & cess payments” for further details.

Drilling and other exploratory and development activities

The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three fiscal years. For more information about our on-going exploration and production activities, see “Information on the Company – Business Overview - Our Business – Our Oil and Gas Business- Principal Facilities”.

Net Productive and Dry Exploratory and Development Wells

	2012*	2013	2014
Net productive exploratory wells drilled
India	0.49	1.00	12.49
Sri Lanka	—	—	—
South Africa	—	—	—

Total productive exploratory wells drilled	0.49	1.00	12.49

Net dry exploratory wells drilled:
India	—	—	3.00
Sri Lanka	—	—	—
South Africa	—	—	—

Total dry exploratory wells drilled	—	—	3.00
Total number of net wells drilled	0.49	1.00	15.49

Net productive development wells drilled:
India	0.70	14.80	82.13
Sri Lanka	—	—	—
South Africa	—	—	—

Total productive development wells drilled	0.70	14.80	82.13

Net dry development wells drilled:
India	—	—	—
Sri Lanka	—	—	—
South Africa	—	—	—
Total dry development wells drilled	—	—	—

Total number of net wells drilled	0.70	14.80	82.13

*	2012 represents period from December 8, 2011 to March 31, 2012.

Present activities

The following table summarizes the number of wells in the process of being drilled as of March 31, 2014.

Number of Wells Being Drilled as of March 31, 2014

	Gross	Net
Wells drilling
India	11.00	7.74
Sri Lanka	—	—
South Africa	—	—

Total wells drilling	11.00	7.74

As of March 31, 2014, we were engaged in a significant development and exploration programme our Rajasthan block in India. We were drilling 4 wells on our Mangala and Bhagyam fields, which were the 43rd and 44th development wells of the Mangala infill program and the 21st and 22nd well of the Bhagyam 54 well infill program. In addition to these development activities, we had 4 exploration rigs drilling, and by end of fiscal year 2014, 15 wells of the program had been completed. Other significant activities ongoing at the end of fiscal year 2014 included the Mangala Polymer pilot which was nearing the end of the polymer injection phase and readying for the ASP phase.

Outside our Rajasthan block, we were drilling the RX-11 HPHT exploration well in the offshore PKGM-1(Ravva) block, and an additional infill development well in the Ravva field. In the onshore KG-ONN-2003/1 block we were drilling the Nagayalanka NW-1 well.

Oil and gas properties, wells, operations and acreage

Our blocks containing proved reserves have leases which currently expire in May 14, 2020 for Rajasthan block, October 27, 2019 for Ravva block and June 29, 2023 for Cambay block.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Cairn India had interests as of March 31, 2014.

Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage

	As of March 31, 2014
	Oil		Natural gas
	Gross	Net	Gross	Net
Gross and net productive wells
India	306.00	202.83	23.00	12.40
Sri Lanka	—	—	—	—
South Africa	—	—	—	—

Total gross and net productive wells	306.00	202.83	23.00	12.40

	As of March 31, 2014
	Gross (acres)	Net (acres)
Gross and net developed acreage
India	31,728	14,497
Sri Lanka	—	—
South Africa	—	—

Total gross and net developed acreage	31,728	14,497

	As of March 31, 2014
	Gross (acres)	Net (acres)
Gross and net undeveloped acreage
India	4,497,714	2,638,000
Sri Lanka	741,316	741,316
South Africa	4,916,903	2,953,700

Total gross and net undeveloped acreage	10,155,933	6,333,016

Notes:

(1)	Developed acreage is acreage assignable to productive wells; productive wells include producing wells and wells mechanically capable of producing.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Users of this information should not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease.
(3)	A gross well or acre is a well or acre in which a working interest is owned, while a net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

Cairn India’s lease holdings comprises of seven blocks in India of which the largest is the Palar-Pennar block in terms of acreage which accounts for approximately 50% of the total acreage. Rajasthan block, being the second largest block constitutes approximately 17% of the total acreage. We have one block each in Sri Lanka and South Africa.

Delivery Commitments

Crude Oil

We sell crude oil from our various operating fields under production, under a variety of contractual obligations. Prior to start of every fiscal year under the various production sharing contracts between Cairn India and GoI, GoI nominates volumes that would be up-lifted by its nominee refinery based upon the expected production from the field during the year. We are free to tie-up with other domestic refineries for the surplus available volume that is not nominated by GoI.

For fiscal year 2015, GoI has nominated approximately 38 kbopd (participating interest) of crude oil from various producing fields. We have reasonable endeavor crude oil sales agreements and there is no minimum committed quantity thus, resulting in no financial implication.

Natural Gas

Delivery commitment for natural gas is on an annual basis for Ravva block and on a monthly basis for CB/OS-2 block. The delivery commitments are based on estimated gas production from our fields.

Our share of gas sales commitment (participating interest) from Ravva block for the fiscal year 2015 is approximately 0.8 mmscf per day. Our share of gas sales commitment (participating interest) as on July 31, 2014 for CB/OS-2 block is approximately 4.8 mmscf per day and 1.6 mmscf per day, for the months of August 2014 and September 2014, respectively.

We believe our proved reserves in India will be sufficient to deliver the above mentioned contracted volumes. If actual delivered gas quantity does not meet nominated gas quantity, then discount up to 20% on the gas price will be offered to buyers in line with the provisions of respective gas sales agreement.

Distribution, logistics and transport

Rajasthan

The Mangala Processing Terminal has been designed as a centralized hub facility to handle crude oil production from the fields in the Rajasthan block that have been discovered by us. Once crude oil reaches the Mangala Processing Terminal, generally via pipeline, it is processed and transported to public-sector customers or private refineries that have purchased it. See “— Facilities – Mangala Processing Terminal” for more details.

Cambay

At an 82-acre onshore processing facility at Suvali, Gujarat, we process natural gas and crude oil from the Lakshmi and Gauri fields. This facility has a capacity to process 150 mmscfd of natural gas and 10,000 bopd of crude oil and includes a three stage separator oil processing train, three storage tanks of combined capacity of 28,300 bbls and two 2.4 MW captive power generation plants. The processing plant and offshore infrastructure are certified to ISO 14001 and OHSAS 18001 standards.

The crude oil produced from Suvali Onshore Terminal is transported via truck tankers approximately 15 km to Adani Hazira Port Private Limited. Thereafter, the crude cargo is sold to coastal refineries (currently Hindustan Petroleum Corporation Limited, Mumbai) via sea tankers. The processed natural gas is sold through the Gujarat State Petronet Limited pipeline facility to CLP India Private Limited and Gujarat Gas Corporation Limited.

Ravva

Currently, there are eight unmanned offshore platforms and a 225 acre onshore processing facility at Surasaniyanam for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates as per internationally recognized environmental standard (ISO 14001) and occupational health & safety standard (OHSAS18001). Onshore facility has the capacity to handle 70kbopd, 95 mmscfd of natural gas and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil.

The Crude produced from the wells in the Ravva Field is sent to the onshore processing terminal via subsea pipelines. The oil is processed and stored in the storage tanks at the terminal. Thereafter, the crude oil is exported to local refineries Hindustan Petroleum Corporation Limited and Chennai Petroleum Corporation Limited (nominated by GoI) via 20 inch export line (approximately 16 km long) from the terminal to a ship tanker, which is moored to the single point mooring buoy located in the field. The single point mooring buoy and associated equipment are together termed as Tanker Mooring and Loading Facility.

Natural gas from the wells after treatment is exported to buyer’s (GAIL) pipeline.

Market share and competition

The oil and gas exploration, development and production industry in India is highly competitive. In seeking to obtain desirable exploration and development prospects, we face significant competition from Indian companies, including ONGC and Reliance Industries Limited, and major integrated and large independent multinational companies. ONGC, which is controlled by the GoI and has been awarded the majority of the exploration blocks offered by the GoI in the nine NELP licensing rounds completed as of March 31, 2014, has been told by the GoI to focus on its exploration and production activities against which we compete. Many of these competitors have access to financial or other resources substantially in excess of those available to us and accordingly may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of our competitors may be better able to withstand the effect of changes in industry conditions such as worldwide crude oil and natural gas prices and levels of supply and the application of government regulations, which affect our business and which are beyond our control.

We are a significant contributor, approximately 28% as derived from Ministry of Petroleum and Natural Gas statistics of March 2014, to India’s domestic crude oil production.

Seasonality

Our business is not subject to seasonality as demand for oil and gas is consistent throughout the year.

Iron Ore Business

Overview

Our iron ore business is carried out in the states of Goa and Karnataka. We are India’s largest exporter of iron ore in the private sector by volume since 2003, prior to the temporary suspension of mining activities relating to iron ore in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. Our iron ore business includes exploration, mining and processing of iron ore. In fiscal year 2014, we produced approximately 1.5 million tons of iron ore fines and lumps. The sales were negligible at 0.03 million tons.

We currently operate a metallurgical coke plant with an installed capacity of 560,000 tpa and a pig iron plant with an installed capacity of 625,000 tpa. We manufacture pig iron through the blast furnace route. We have a patent for the technology for the manufacture of energy recovery based metallurgical coke.

Ore from our mine at Karnataka was exported mainly through the ports at Goa and Mangalore. However, since the ban on exports imposed by the Government of Karnataka in July 2010, we sell the iron ore produced at our Karnataka mine only to domestic Indian customers. On August 26, 2011, the Supreme Court of India passed an order temporarily suspending the mining activities relating to iron ore in the Chitradurga and Tumkur districts of Karnataka due to alleged environmental violations by miners. In view of this order, our activities at this mine were stopped with immediate effect. On April 18, 2013, this suspension was lifted by the Supreme Court of India and operations were resumed on December 29, 2013 after obtaining the necessary statutory clearances.

In September 2012 and October 2012, each of the state government of Goa and the Supreme Court of India ordered the suspension of all mining operations and transportation of iron ore of the mines in the State of Goa due to alleged environmental violations by miners. In view of the foregoing, operations at our mines in Goa were suspended. On April 21, 2014, the Supreme Court of India lifted the mining suspension with certain conditions. The Supreme Court also imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa to 20 million tons subject to determination of final capacity by an expert committee appointed by the Court. Further, in its order, the Court held that all mining leases in the State of Goa, including ours expired in 2007. Consequently, no mining operations can be carried out until the renewal or execution of mining lease deeds by the state government of Goa.

Strengths

We intend to leverage our position in the iron ore sector on the basis of the following strengths:

•	As of March 31, 2014, we own or have the rights to ore reserves consisting of approximately 370 million tons of iron ore at an average grade of 46.0%. The rights to reserves include the right to the reserves in the state of Goa, which is subject to the announcement of a new mining policy and renewal of mining leases by the State Government of Goa.

•	The opportunity to expand through consolidation of the fragmented Indian iron ore industry.

•	Experienced personnel with technical skills in Indian mining development.

•	Strong growth potential with additional prospecting and mining licences and de-bottlenecking operations.

•	Robust balance sheet.

•	Vertically integrated pig iron and metallurgical coke operations with patented in-house technology.

On August 22, 2011, we acquired a 51.0% ownership interest in WCL, a Liberian iron ore exploration company which was a wholly-owned subsidiary of Elenilto Minerals & Mining LLC, for a cash consideration of $90.0 million. WCL is developing a network of iron ore deposits in west Africa which has a long life potential. On December 20, 2012, we acquired the remaining 49.0% of the outstanding common shares of WCL from Elenilto Minerals & Mining LLC for a cash consideration of $33.5 million.

On March 1, 2012, Sesa Goa acquired 100% of the total outstanding share capital of Goa Energy Private Limited which is engaged in the business of power generation from Videocon Industries at a consideration of $9.5 million. The company has been renamed Goa Energy Limited since September 2012. GEL owns a 30 MW waste heat recovery power plant in Goa which generates power from the waste gases of our metallurgical coke plant and blast furnace.

A number of initiatives were earlier undertaken to expand our mining and logistical capacity at our mines at Goa and Karnataka to 36 mmt, but these initiatives have been scaled back and are currently on hold due to regulatory issues and capping of production limits across the state. We have also made substantial progress on our logistics capacity, with a new railway siding already commissioned in Karnataka and progress made on widening of the existing roads and building dedicated road corridors in both Karnataka and Goa. We have also added capacity in river and port logistics, with 18 new barges already on stream.

Principal products

Iron ore

Our iron ore reserves consist of both lump and fine ore. As of March 31, 2014, the percentage of lump ore in the reserves was approximately 12.0% and 17.0% in Goa and Karnataka, respectively. While the ore in Goa contains an average iron content deposit of 50.0% to 55.0%, the mines in Karnataka are of higher grade deposits, ranging between 56.0% to 60.0% iron. We sell lump ore from our mines in Karnataka primarily to domestic pig iron or steel producers. The majority of other iron ore produced by our mines is sold internationally, primarily to purchasers in China.

Pig iron

We produce basic, foundry and nodular grade pig iron in various grades for steel mills and foundries.

Metallurgical coke

We also produce metallurgical coke, the majority of which is consumed in India.

Principal facilities

Overview

The following map shows details of the locations of our iron ore business in India and around the world:

Mines

Goa mines.

Our iron ore operations in Goa consist of two major iron ore mining areas, one in Codli village (in the South Goa District) and the other in Sonshi village (in the North Goa District). In addition, we derive ore production from several satellite mines in North Goa. Our Goa leases were originally granted as mining concessions by the government during the Portuguese regime from 1955 onwards, and in 1987 these concessions were converted to mining leases. We now operate a total of eleven mining leases in Goa representing an area of approximately 653 hectares as well as a one third-party lease on contract, representing an area of approximately 62 hectares. The lease periods for our eleven mining leases in Goa have expired and are in the process of being renewed and were being operated under deemed consent until the temporary suspension on mining activities relating to iron ore imposed by the state government of Goa and the Supreme Court of India. We applied to the state government of Goa for the renewal of these mining leases within the applicable statutory period, and the renewal is in process. Under applicable law, a leaseholder can continue mining while its application is pending with the State of Goa. Furthermore, under applicable law every person seeking renewal of a mining lease for the mining of a mineral that is used in its own industry is generally entitled to renewal of its mining lease for a period not exceeding 20 years. All applications for renewal of our leases which have expired have been submitted and we do not expect that any of these leases will not be renewed.

We carry out exploration in grid patterns of 100 meters by 100 meters at the initial stage of exploration, followed by grid patterns of 50 meters by 50 meters. Core samples are analysed and used to interpret the ore body for the preparation of geological cross sections and the classification of the ore as either crude ore or sub-grade ore. Drill core sampling is undertaken on entire holes and the drill core material is sampled at the sample preparation facilities.

The gross value of fixed assets for our Goa operations, including capital works-in-progress, was Rs 113,736 million ($1,895.6 million) as of March 31, 2014.

(i) Codli mines:

The Codli group of mines is situated in south of Goa, approximately 600 km south of Mumbai and 50 km east of Panaji, the capital of Goa. It is an open-pit operation and the nearest railway stations, Sanvordem and Margao, are approximately 13 km and 40 km, respectively, from the mine. There is an airport 55 km from the mine at Dabolim. The river loading points at Sanvordem and Capxem are approximately 12 km and 14 km, respectively, from the Codli mines while the port is approximately 40 nautical miles from the river loading point.

The Codli mines cover an area of approximately 340 hectares and are operated under the terms and conditions stipulated in four contiguous leases, three of which are owned by us with the remaining lease being owned by a third-party. We own an additional two mining leases to the northwest of the current Codli mine operations where exploration is being undertaken. All of these leases expired in November 2007 and are in the process of being renewed.

Exploration at the Codli mines began in 1966 and the mine first commenced production in 1973. Production at the mine reached 3 mmtpa by 1995. The mines have been granted environmental clearance by the MoEF for a production of 7 mmtpa.

At the Codli mines, the lower grade iron formation is folded and subsequently eroded into basinal areas amenable to open-pit mining. Economically mineable material occurs over an area of about 3.1 km by 1.6 km and is located between 84 meters above sea level and 50 meters below sea level. The formations show a general northwest-southeast trend with shallow to moderate dips towards the northeast with local reversals. The footwall is comprised of manganiferous clay and decomposed quartzites and the stratigraphy of the ore body is cross cut by late dolerite dykes and sills which are manifested by pink clayey zones in the mine area.

The Codli mines are multi-pit, multi-lease fully mechanised mining units. The open-pits have a bench height of 7 meters, haulage roads of 25 meters width and an overall pit slope of 26 degrees. The Codli mines have 14 basins, of which 5 pits have been exhausted. The lateritic overburden is removed either by ripping or dozing, and loaded by excavators and/or wheel loaders into heavy earth moving machinery such as rigid dumpers and articulated dumpers. Hauling within the mine is also done by rigid and articulated dumpers. An ore stockpile is maintained at all times to continuously feed the processing plants.

We have extensive ore processing facilities for upgrading the ore, which include crushing, dry screening, scrubbing, log washing, classifying, hydrocycloning, and magnetic separation with a wet high- intensity magnetic separator. The four Codli processing plants are between 1 and 18 years old and throughput capacity of the four Codli processing plants is 10 mmtpa. The processed ore is transported by road to a riverhead jetty by 10 ton tipper trucks and then further transported by barges to the Goa ports or transhipper for onward shipment. We have a captive fleet of 36 barges and one transhipper and one floating transfer station, based at the Mormugao port. The transhipper is a large panamax size vessel (82,000 dwt) with gears, capable of picking up ore from barges and loading into ocean-going vessels at the maximum rate of 40,000 tons per day. One plant is provided with a dry circuit to process high grade ore, while the remaining four wet plants process low grade ores. The Codli processing plants undergo regular maintenance and annual repairs are conducted during the monsoon season.

As of March 31, 2014 we have undertaken an exploration and evaluation programme at the Codli mines which involved drilling a total of 56,531 meters in depth in 944 holes. The Codli mine deposits are extensively sampled in vertical drill hole grids between 8 meters and 127 meters in length.

Power at the Codli mines is supplied through a government grid supply network with a maximum contracted demand of 5,000 kVA. There are also generator sets with an aggregate of 5,190 kVA available to supply power. The site’s full water requirements are met from the rainwater accumulated in exhausted pits. In fiscal year 2014, there was no ore production from the Codli mine due to the temporary suspension of mining activities relating to iron ore imposed by the state government.

The economic cut-off grade at the Codli mines is determined by the requirement to meet various sales contracts. We operate on a 50.0% iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 45.0% iron. Ore containing 45.0 to 50.0% iron is preserved for future use and ore containing 50.0 to 54.0% iron is beneficiated in order to make it saleable.

The reserves at the Codli mines in the proved reserve category are defined by drill holes spaced at 50 metre intervals, the probable reserves are generally defined by drill holes spaced at a further 50 metre interval from the proved reserves. Possible reserves are generally defined by drill holes spaced at a further 50 metre to 75 metre interval from the probable reserves. As the area is drilled at approximately 50 meters by 50 meters grids, the physical continuity of the ore is well demonstrated.

We operate the Gauthona Dusrifal mine, the lease of which is held by M/s Timblo Private Limited, as an ore raising contractor since 1989. This mining concession was granted in 1958 to M/s Timblo Private Limited, which owned and operated the mine until 1988. Since 1983, we had a common boundary working agreement with M/s Timblo Private Limited and, in 1989, we acquired control of 40.8 hectares of the leasehold area. This mine is contiguous to the Codli mines. The mining method at the Gauthona Dusrifal mine is the same as that of the Codli mines described above. During fiscal year 2014, there was no ore production from the Gauthona Dusrifal mine due to the temporary suspension of mining activities relating to iron ore imposed by the state government.

(ii) Sonshi mine

The Sonshi mine is situated in the north of Goa, approximately 34 km from Panaji and approximately 40 km north of the Codli mines. It comprises an open-pit mine. The area is well connected by metalled roads and the nearest railway station is at Tivim, approximately 25 km from the Sonshi mine. The river loading point, Amona, is nine km from the site and the port is approximately 35 nautical miles from the river loading point. The airport is approximately 50 km from the Sonshi mine.

The leasehold area of the Sonshi mine is 62 hectares. The lease expired in October 2007 and is in the process of being renewed. The leaseholder has submitted timely renewal applications to the state government and no rejections have been notified.

The Sonshi mine was operating under deemed consent until the temporary suspension of mining activities relating to iron ore by the State Government of Goa. Due to the narrow width of the leasehold area, we have entered into common boundary working agreements with adjourning lessees to facilitate mining operations. The original mining concession was granted in 1953 to Cosme Costa & Sons. We have not acquired the lease, but have been operating the Sonshi mine as an ore raising contractor since 1958. Production at the mine commenced in 1958. The agreements entered into by us with Cosme Costa & Sons for the raising and sale of iron ore was expired in March 2014 and negotiations are underway to renew it. The Sonshi mine has been granted environmental clearance for a production level of 3.0 mmtpa.

The area surrounding the Sonshi mine is covered with laterite capping underlain by lumpy ore zone. The ore deposit at the Sonshi mine forms the northern limb of the northwest-southeast trending syncline. The formations dip 50 degrees to 60 degrees northeast. The principal deposit of the Sonshi mine comprises three distinct ore bodies that are folded into a syncline. The youngest ore body has a width of 50 meters, while the other ore bodies dip steeply to the northeast and have widths of approximately 20 meters to 25 meters. The intervening parting between the ore bodies comprised 50 meters of manganiferous clay and a 30-metre wide limonitic zone separating one ore body from the footwall phyllite. The depth extent of these bands has been outlined with deep drilling. Hematite is the major economic mineral in each of the bands.

The open-pit mining operations at the Sonshi mine are fully mechanised. The hard laterite capping is loosened either by drilling, blasting or ripping/dozing. The soft sub-lateritic zone is excavated and transported to respective laterite, clay and ore stacks. The material is then reloaded into smaller 10-ton trucks and transported to the plants for processing and beneficiation, which involves crushing, scrubbing, log washing, classifying, double stage cycloning and thickening. The waste is transported to a dump stockpile six to seven km away. Processing operations for the Sonshi mine are similar to those of the Codli mines described above. The processed ore is transported to the Amona jetty, loaded in barges and sent to Mormugao port approximately 35 nautical miles away.

There is no processing plant on-site. The extracted ore is transported by a fleet of contractors with 10-ton trucks to the processing plants at Amona (approximately nine km away) and at Cudnem (approximately six km away). The combined throughput capacity of the processing plants is 7.9 mmtpa. The plants undergo regular maintenance and annual repairs are carried out during the monsoon season.

No exploration activity was carried out in the mine during the last year due to temporary suspension of mining activities relating to iron ore imposed by the state government. The Sonshi mine has been sampled in vertical and inclined drill holes with a total of 25,914 meters being drilled in 450 holes as of March 31, 2014.

Power at the mine is supplied through a government grid supply network and the maximum contracted demand is 1,000 KVA. A 625 KVA diesel generator is also available to supply power. In fiscal year 2014, there was no production from the Sonshi mine due to temporary suspension of mining activities relating to iron ore in the state of Goa.

The economic cut-off grade at the Sonshi mine is determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contract. We operate on a 50.0% iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 45.0% iron. Ore containing 45.0 to 50.0% iron is preserved for future use and ore containing 50.0% to 54.0% iron is beneficiated in order to make it saleable.

We acquired an adjoining mining lease for the Mareta Sodo mine in 2004 from Pandurang Timblo Industries. This mining concession was granted in 1955 and was operated intermittently until the mine was transferred to us in November 2004. This mine has been granted environmental clearance by the MoEF for production of 0.5 mmtpa. As of March 31, 2014, 6,073 meters have been drilled in 54 boreholes on the leased area. The mining method of the Mareta Sodo mine is the same as that of the Sonshi mine described above.

(iii) Sesa Resources Limited, Bicholim and Surla:

Sesa Resources Limited and its subsidiary Sesa Mining Corporation Private Limited extract iron ore from 11 mining leases spread across a total of approximately 980 hectares in Goa. Sesa Resources Limited’s operations consist of two major iron ore mining areas, one in Bicholim and the other in Surla, both located in North Goa and which together account for approximately 90.0% of Sesa Resources Limited’s total estimated iron ore reserves as of March 31, 2014.

The Bicholim mine consists of 5 contiguous mining leases covering an area of 479.3 hectares in the north of Goa. The Surla mine consists of 3 contiguous mining leases covering an area of 253.4 hectares in the recognised iron ore belt of Pale-Velguem-Bicholim-Shirgao in the north of Goa. Mining operations started at the Bicholim mine and the Surla mine in 1958. Processed ore from the Bicholim and Surla mines is transported by Sesa Resources Limited to loading jetties at Sarmanas and Surla/Sinori in north of Goa, and then loaded into barges and sent to Mormugao port in Goa, India, where it is then shipped to customers. Sesa Resources Limited’s mining assets include processing plants, barges, jetties, transhippers and loading capacities at the Mormugao port. In fiscal year 2014, there was no production due to the temporary suspension of mining activities relating to iron ore imposed by the state government.

(iv) Shipbuilding Division:

We also have a ship building division which commenced operations in 1984 for the construction and repair of inland mini bulk carriers owned by us as its primary activity as well as supporting our core activities including the export of iron ore and the import of coke and coal.

The ship building division has since developed into a medium sized yard with the capability of designing and building sophisticated vessels. The facilities of the ship building division comprises a slipway, several sheds, cranes, a quayside with water depth of 3 meters, gas manifold system and docking equipment. The ship building division has designed and built various types of vessels such as barges, pusher tugboats, oil recovery vessels and landing crafts. The ship building division was the first to design and build hatch covers for barges in Goa for shipment of fines during the monsoon season. As of March 31, 2014, the ship building division was certified ISO 9001-2000 Quality Management System in 2000, ISO 14001-2004 Environment Management System in 2004 and OHSAS 18001-2007 for Occupational Health Management System.

(v) Other leases/mines

In addition to the Codli mines and right to the third-party mining lease at the Sonshi mine, we have 11 additional mining leases, of which 5 are non-operative leases. The operative mines are the Sanquelim mines with three contiguous leases with an environmental clearances of 0.2 mmtpa, the Orasso Dongor mine of 0.2 mmtpa and the Botvadeacho Dongor mine of 0.2 mmtpa. The non-operative leases are under exploration.

The economic cut-off grade at these other mines is determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contracts. We operate on a 50.0% iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 45.0% iron. Ore containing 45.0% to 50.0% iron is preserved for future use and ore containing 50.0% to 54.0% iron is beneficiated in order to make it saleable.

Karnataka

Our main operations in Karnataka are at the A. Narrain mine which is located approximately 200 km northwest of Bangalore. The open-pit mine is operated by us and is well connected by rail, with the nearest stations, Sasalu and Amruthapura, located 16 km and 17 km, respectively, from the A. Narrain mine. The nearest port at Mangalore is approximately 430 km from the mine and the nearest airport is located at Bangalore, approximately 230 km from the mine.

The leasehold area of the mine is 163.5 hectares, which is classified into two blocks, namely the south block, which is 123.5 hectares, and the north block, which is 40.0 hectares. These two blocks are joined by a narrow stretch of land 40 meters in width and 665 meters in length along the eastern side of the leasehold area. We have operated the mine since 1994, and the MoEF granted requisite permission for enhanced productions to us to 6.0 mmtpa in 2009. By its order dated April 18, 2013, the Supreme Court of India granted a provisional production capacity of 2.29 mmtpa based on current reclamation and rehabilitation plans subject to other necessary approvals. On December 29, 2013, the mining operations in the state were started after receiving the necessary approvals. Our lease expired in October 2012, but we applied to the state of Karnataka for the renewal of these mining leases within the applicable statutory period, and the renewal is in process. Under applicable law, a leaseholder can continue mining while its application is pending with the state of Karnataka. Furthermore, under applicable law every person seeking renewal of a mining lease for the mining of a mineral that is used in its own industry is generally entitled to renewal of its mining lease for a period not exceeding 20 years.

The geological formation of this region belongs to the Archean-Proterozoic age. The geology of the A. Narrain mine consists of Archean formations locally termed “Dharwars” which contain rich and large iron ore deposits. The leasehold area forms part of the Chitradurga-Tumkur schist belt and part of a regional isoclinal fold. The strike direction of the ore body dips westerly at an angle of about 60 degrees to 70 degrees. Hematite is the principal ore mineral and limonite, goethite and magnetite constitute the associated minor minerals of the mine. The mineralised horizon extends over a length of about two km. The footwall comprised decomposed quartzite and phyllite, and the stratigraphy is cross cut by late dolerite dykes and sills which are manifested by pink clayey zones in the mine area.

Currently, the north and the south block of the A. Narrain mine have fully mechanised mining operations. The open-pit mines have a bench height of seven meters, haulage roads of 12 meters to 15 meters in width and an overall pit slope of less than 30 degrees. The A. Narrain mine is equipped with dry process facilities for processing all grades of ore.

The lateritic overburden is removed either by blasting or ripping/dozing, loaded onto and transported by 30-ton trucks. The ore mined is processed at the mine’s processing facilities, which involves crushing and dry screening processes. The processed ore is then transported by road to the railway yard, for onward transport to customers in Karnataka, Goa and other places. Ore produced in Karnataka ranges from 56.0% to 60.0% iron content and comprises 77.0% fines and 23.0% lumps.

The two processing plants at the A. Narrain mine have a combined capacity of 1,150 tons per hour.

Since the mine was taken over by us, exploration at the A. Narrain mine involved the drilling of a total of 31,684 meters in 425 boreholes as of March 31,2014. Exploration carried out was negligible in the last year in Karnataka. The A. Narrain deposit is extensively sampled in vertical and inclined drill hole grid intervals of between 50 meters and 100 meters in length, with most of the holes covering a depth of 50 meters to 200 meters.

Power at the mine is supplied by a 725 kVA and 320 kVA generator. All power supplied to the mines and plants is through generators.

The gross value of fixed assets, including capital works-in-progress, was Rs. 24,724.0 million ($412.1 million) as of March 31, 2014.

On August 26, 2011, the Supreme Court of India passed an order suspending mining activities in the Chitradurga and Tumkur districts of Karnataka. In view of this order, our activities at this mine were stopped with immediate effect. On April 18, 2013, this suspension was lifted by the Court and in December 2013, the operations were resumed after getting necessary regulatory clearances. Although we resumed operations in Karnataka based on the stage I forest clearance from the State Government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. We currently await the stage II forest clearance from the State Government of Karnataka and the final clearance from the MoEF to resume our operations.

The economic cut-off grade at the A. Narrain mine is determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contract specifications.

The reserves in the proved reserve category at the Karnataka mines are estimated based on drilled boreholes spaced at 50 meters along predefined section lines and occasionally off of the section lines, the probable reserves are estimated based on drilled boreholes spaced at 50 meters from the proved reserves and the possible reserves are estimated based on drilled boreholes spaced at 25 meters from the probable reserves. As the area is drilled at approximately 50 meters by 50 meters grids, the physical continuity of the ore is well demonstrated.

WCL

At WCL’s Liberia iron ore project, exploration activities are progressing, with over 120,158 meters of drilling completed as of March 31, 2014.

WCL is an iron ore project comprising three deposits:

•	Bomi Hills, which is estimated to have 172 million tons of mineral reserves as of March 31, 2014, and is located 70 km from Monrovia port;

•	Bea Mountain had nil mineral reserves as of March 31, 2014, and is located 105 km from Monrovia port; and

•	Mano River had nil mineral reserves as of March 31, 2014, and is located 140 km from Monrovia port.

The operational infrastructure at these mines will be developed in phases, with a target capacity of 28 mmtpa. The first phase of the project envisages a 0.3 mmtpa iron ore output from the Bomi Mine. Initially, the saleable ore will be transported 76 km to the Monrovia port by road, but this arrangement will be replaced by an integrated logistics solution gradually set up for the integrated project. WCL is in the process of securing statutory clearances for the project.

The table below sets out proved and probable iron ore reserves as of March 31, 2014 at mines that we own or have rights to:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves
	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(Million tons)	(%)	(Million tons)	(%)	(Million tons)	(%)
Goa:
Codli Group	18.9	54.7	7.5	56.4	26.4	55.2
Sonshi Group	16.4	57.6	20.5	57.4	37.0	57.5
Other	8.2	54.2	13.6	55.8	21.8	55.2
Karnataka - A. Narrain	27.7	58.0	13.8	56.2	41.5	57.4
Sesa Resources Limited	41.3	52.2	30.4	54.5	71.7	53.2
Sub-Total (India)	112.5	55.0	85.8	55.8	198.4	55.4
Bomi	—	—	171.5	35.1	171.5	35.1
Sub-Total (Liberia)	—	—	171.5	35.1	171.5	35.1

Total Iron ore reserves	112.5	55.0	257.3	42.0	369.9	46.0

Additional Information

For India

(a)	The reserve estimates have been prepared by the Geologists and Mining Engineers in accordance with JORC code. The estimates were independently audited by Roscoe Postle Associated Inc., Canada in 2013. There was production of only 2 million tons in fiscal year 2014, with no addition by drilling, and the reserves were internally certified by JORC competent persons.

(b)	The cut off grade for normal ore is 45% iron and for siliceous ore it is 30% iron.

(c)	The ore bodies are of relatively significant size with good continuity of the mineralized zones and little internal dilution, the contacts are well constrained, free digging, and diluting material can also carry grade. The iron ore is soft and there is hardly any loss or dilution while mining. Therefore no allowance for dilution is considered as it does not have material effect on reporting results.

(d)	The price used for India is $94 per ton for average iron grade of 56% iron which is based on average price for last three years.

For Liberia

(a)	The reserve estimates are prepared by the Geologists and Mining Engineers in accordance with SAMREC code. The estimates were independently audited by Roscoe Postle Associated Inc., Canada in 2014.

(b)	Mining extraction of 95% and dilution of approximately 5% is factored for reporting of reserves.

(c)	Reserves are estimated at variable cut off grade, based on ore type; the minimum cut off grade is 20%.

(d)	Mineral Reserves are estimated using an average iron ore price of US $ 90 per ton.

(e)	The cut off grade is 20%, with an average grade of 35.1% iron in reserves.

Amona plant

We commenced operations at the Amona plant in Goa in 1992 and have been engaged in the manufacture and sale of pig iron since then. Our metallurgical coke plant at Amona produces a range of coke fractions from over 70 mm for foundries, 20 mm to 60 mm for blast furnaces and 6 mm to 25 mm for the ferrous alloy industry. Approximately 77.3% of the total production of metallurgical coke is consumed by us for our pig iron production and the remainder is sold to customers primarily located in India. The cost of the input coal blend is the single most important cost component for the production of coke. Our production consists mainly of low ash coking coal and we import 100.0% of low ash coking coal each year. In order to ensure a stable raw material supply, we have long-term supply contracts for the procurement of such coal. Electric power for us is supplied by our wholly owned subsidiary, GEL, which generates power from the waste heat of our metallurgical coke plant and the blast furnace gas from us.

The following table sets out the total rated capacities as of March 31, 2014 at our Amona facility:

	Capacity
	Metallurgical Coke	Pig Iron
	(tpa)
Amona Plant	560,000	625,000

Production

The table below sets out our total production for fiscal years 2012, 2013 and 2014:

		Year Ended March 31
Mine/Mine Type	Product	2012	2013	2014
		(Millions Dry Metric tons)
Goa (Open-Pit)(1)	Iron ore	9.7	2.8	—
Sesa Resources Limited (Open-Pit)(1)	Iron ore	3.1	0.9	—
A. Narrain (Open-Pit)(2)	Iron ore	1.0	—	1.5

Total Iron Ore	Iron ore	13.8	3.7	1.5

Amona Plant	Metallurgical coke	0.26	0.33	0.41
	Pig iron	0.25	0.31	0.51

Note:

(1)	Mining operations in Goa have been stopped due to temporary suspension of mining activities relating to iron ore by the State Government of Goa since September 11, 2012. On April 21, 2014, the Supreme Court of India has lifted the suspension with certain exceptions. We are working with state government to obtain the necessary clearances to resume our operations.
(2)	Mining operations in Karnataka were stopped due to a temporary suspension of mining activities relating to iron ore by the Supreme Court of India since August 26, 2011. On April 18, 2013, this suspension was lifted and operations re-commenced on December 29, 2013 after receiving all the necessary clearances. Although we resumed operations in Karnataka based on the stage I forest clearance from the State Government of Karnataka and a temporary working permission from MoEF, the temporary working permission expired on July 31, 2014. We currently await the stage II forest clearance from the State Government of Karnataka and the final clearance from MoEF to resume our operations.
(3)	Our iron ore mines in Liberia are in the exploration stage and therefore there has been no production from these mines in the last three fiscal years.

Principal raw materials

Iron ore operations. There are no direct raw materials used in our iron ore mining and processing operations. Indirect raw materials include power, fuel and lubricants. We procure these indirect materials from various vendors. The electricity required for our operations is supplied by the government grid and supplemented by our owned and hired diesel generator sets. The prices of fuel and necessary lubricants are volatile and the price of power is dependent on tariffs imposed by State Governments.

Pig iron operations. The principal raw materials for the manufacture of pig iron are iron ore, metallurgical coke, limestone and dolomite.

Iron ore is largely sourced from mines in Karnataka and Goa. The iron ore is transported from Karnataka by truck and railway rakes and from Goa by truck. Iron ore requirements are met through supplies from our own mines, and through purchases from other mines in Karnataka and Goa. Our metallurgical coke requirements are met by supplies from our metallurgical coke division. Limestone and dolomite are purchased from mines in Karnataka and transported to us by truck.

Metallurgical coke. The principal raw materials for the manufacture of metallurgical coke are hard and semi-hard coking coals. These raw materials are imported from various international suppliers mainly from Australia.

Power. Electricity for our metallurgical coke and pig iron manufacturing operations is supplied by our wholly owned subsidiary, GEL, which generates power from the waste gases of our metallurgical coke plant and the blast furnace.

Distribution, logistics and transport

Our mining operations are advantageously located in Goa and are complemented by an efficient transportation network. In order to achieve higher volume and loading capacities and vessels with higher drafts, we and Sesa Resources Limited own and operate transfer vessels, which are used for mid-stream loading at Goa. In addition, Sesa Resources Limited owns 50.0% of a transhipper vessel “MV Goan Pride” at Goa, which is also used for mid-stream loading. We ship our products from ports on the west coast of India and so, the annual monsoon season in Goa impacts our distribution operations from June to September. We maintain a network of rail cars, barges and transhippers that are primarily used to facilitate the export of our ore to foreign customers. Our fleet includes 36 barges with a total floating capacity of 68,000 dwt and a transfer vessel which is based at the ports in Goa and has the ability to load vessels as large as 300,000 dwt.

Sales from our Karnataka mines to Indian domestic customers take place on an ex-mine basis, and the transportation is handled by the customer.

Sales and marketing

Pig iron. Currently, the majority of the pig iron produced by us is sold within India to foundries and steel mills. The sale of pig iron is generally done on a spot basis with prices valid for a month. The prices of pig iron are fixed on a delivered basis, with material generally being sent on a freight-to-pay basis.

Metallurgical coke. Currently, all of the metallurgical coke produced by us is sold primarily within India to foundries, pig iron producers, ferrous alloys producers and cement plants. Approximately 77.3% of our total metallurgical coke production during fiscal year 2014 was used for the production of pig iron. The balance was sold in the domestic Indian market.

The sale of metallurgical coke to other customers is done on a spot basis with prices valid for a month. Contracts with some ferrous alloy producers are on a quarterly or bi-monthly basis, where the quantity, grade and price are fixed.

We have a marketing office at Panaji in Goa with indenting agents to sell our pig iron and metallurgical coke products. We manage our iron ore sales in China through our own representative offices in China. The remaining of our sales and chartering needs are managed from the office at Goa.

Market share and competition

Since 2003, we have been India’s largest exporter of iron ore in the Indian private sector by volume, prior to the temporary suspension of mining activities relating to iron ore in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. In fiscal year 2014, no sales were accounted due to the temporary suspension of mining activities relating to iron ore in the state of Goa. Our primary competitors in both the public and private sectors in India include National Mineral Development Corporation, MMTC India Limited, Rungta Mines Ltd., Mineral Sales Private Limited and Essel Mining and Industries Limited. In addition, we compete with a number of international producer-exporters of iron ore worldwide.

Seasonality

Our iron ore mining operations are affected by changes in weather conditions, particularly heavy rains. Goa, where the majority of our iron ore mining operations are located, experiences monsoon seasons, which usually occurs from early June to early October. During the monsoon season, restricted barge movements result in significantly lower exports through the Mormugao port in Goa, where our iron ore is shipped to customers. We attempt to mitigate the effects of the monsoon season by concentrating on mine development and extracting larger quantities of overburden waste during the monsoon season in order to permit speedier extraction of iron ore during the dry season. In addition, during the monsoon season, we typically conduct annual maintenance at our processing plants and our other mining machinery.

Our Copper Business

Overview

Our copper business is principally one of custom smelting and includes a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in southern India, a refinery and two copper rod plants at Silvassa in western India, a precious metal refinery, a doré anode plant and a copper rod plant, at Fujairah in the UAE. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provided approximately 5.06% of our copper concentrate requirements in fiscal year 2014.

As a custom smelter, we buy copper concentrate at LME-linked prices for copper less a TcRc that is negotiated with suppliers. We sell refined copper at LME-linked prices in the domestic and export markets. We receive a discount from our suppliers, in the form of a TcRc, which is influenced by global copper concentrate demand, supply of copper smelting and refining capacity, LME trends, LME-linked price participation and other factors. We source our copper concentrate from various global suppliers and our mine.

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

Anode Slime

We produce anode slimes from the copper refining process that contain gold and silver which we currently sell to Fujairah and third parties. We sell the anode slimes to Fujairah Gold FZC as the doré anode plant has been shifted to our precious metal refinery at Fujairah.

Other By-products

Gypsum, bismuth and anode slimes are by-products of our copper smelting operations which we sell to third parties.

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. Approximately 5.06% of our copper concentrate was sourced from our own mine in Tasmania, Australia in fiscal year 2014. All of the copper concentrate used in our operations, whether from our own mine or from third party suppliers, is imported through the port of Tuticorin and transported by road to our smelter at Tuticorin.

Delivery to Customers

The copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products such as gypsum are shipped for export or transported by road to customers in India.

Principal Facilities

Our Copper Mine

The following map shows the location of the Mt. Lyell mine in Tasmania:

Overview

The Mt. Lyell mine is located at Queenstown, Australia. It comprises of an underground copper mine and a copper processing facility and is owned and operated by CMT. The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 9M/2013 (earlier 1M95) and 10M/2013 (earlier 5M95) granted by the state government of Tasmania. Mining Lease 9M/2013 was granted on January 1, 1995 for a period of 15 years and the mining lease 10M/2013 was granted on February 1, 1995 for a period of 14 years and 11 months. Both leases have been renewed for a period of 18 years and are valid up to December 30, 2027. The mine is also covered by the Copper Mines of Tasmania (Agreement) Act 1999, which, in conjunction with an agreement between the state government of Tasmania and CMT entered into pursuant to that Act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at this mine has been placed under care and maintenance following a rock falling on the ventilation shaft in June 2014.

Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, when MLMC entered into voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.2 million tpa in fiscal year 2000 to 2.5 million tpa in fiscal year 2013. We acquired Monte Cello, and CMT, from a subsidiary of Twin Star in the year 2000.

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

All mining operations at CMT are undertaken by contractors while the processing and mill maintenance operations are undertaken by CMT employees. A sub-level caving underground mining method is used at the Prince Lyell ore body. Ore is loaded into trucks and then transported to the underground crusher and skip loading area. Crushed ore is then hauled by the Prince Lyell shaft and unloaded onto a conveyor feeding the ore bin at the Mt. Lyell processing plant. At the processing plant, the ore is crushed and ground prior to processing by flotation to produce copper concentrate which is then filtered to form a cake and trucked to the melba flats railway siding for transport to the port of Burnie. The concentrate is stored at Burnie until it is loaded into ships for transport to the port of Tuticorin from where it is trucked to the smelter. CMT has an active exploration and evaluation programme at Mt. Lyell which involves upgrading resources below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The western tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman and Crown, Glen Lyell, Copper Clays and NW Geophysics. The tailings dam is a valley-fill type and excess water is discharged via a spillway. The water quality is sampled before the water is released from the site. The tailings are deposited on beaches around 300 meters from the dam spillway. CMT’s accepted closure plan is to flood the tailings which will require CMT to raise the tailings dam wall.

The processing plant is approximately 30 years old and has been partially refurbished following CMT’s acquisition with the addition of crushers, a float cell and a regrind mill at the surface. While the condition of the plant is ageing, maintenance is carried out as required to ensure that the process plant remains in safe and efficient condition.

Power at the mine is supplied through an electricity supply agreement with Aurora Energy Proprietary Limited and Hydro Tasmania Proprietary Limited to supply approximately 112 Giga Watts per hour. Aurora Energy Proprietary Limited supplies electricity on a spot price basis and Hydro Tasmania Proprietary Limited is under a fixed arrangement. There is ample supply of mine water and storm water captured on the tailings dam.

The gross and net value of fixed assets, including capital works-in-progress was approximately AUD 153.8 million ($ 142.7 million) and AUD 25.8 million ($ 23.9 million) respectively, as of March 31, 2014.

In fiscal year 2014, Mt. Lyell mined and processed 1.8 million tons of ore at a grade of 1.07% copper to produce 73,341 tons of copper concentrate, which also contained 9,320 ounces of gold and 93,453 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process.

The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 0.8% copper and have an average grade that exceeds 0.8% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.65% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 0.55% copper. CMT operates on a 0.8% copper operational cut-off grade in practice, which prefers to take higher revenue at the expense of a longer mine life.

At the time of finalisation of reserve statement as on March 31, 2014, no mineral reserves have been determined due to government statutory restrictions imposed post the mud slide incident in January 2014.

The reserves at CMT in the proven reserve category are defined as the portion that can be economically mined of the measured in-situ resource, which has gold drill coverage (<50 metre) and is on or within the 50m zone below the lowest active production level. The probable in-situ reserve is the material which has been defined as the portion that can be economically mined and has good drill coverage but is outside the 50 metre zone from the lowest active production level. The ex-situ probable reserve is the portion of ex-situ indicated resource which can be economically recovered with the mining of the in-situ reserves; this is applied as a modifying factor.

CMT has identified additional mineral deposits in the Mt. Lyell mine and we intend to undertake drilling and scoping and feasibility studies on these deposits.

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

For fiscal year 2014, the metallurgical recovery was 92.48% for copper, 63.21% for gold and 58.56% for silver. For fiscal year 2014, the contract mining and milling cost was AUD 5,589 (Rs. 311,027.9 or $ 5,183.8) per ton, administration and environment cost was AUD 547 (Rs. 30,440.6 or $ 507.3) per ton and transportation cost was AUD 269 (Rs. 14,969.9 or $249.9) per ton. Correspondingly, the TcRc was AUD 432 (Rs. 24,040.8 or $ 400.7) per ton.

Our Smelter and Refineries

Overview

The following table sets forth the total capacities as of March 31, 2014 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Tuticorin(4)	405,000	205,000	96,000	1,300,000	230,000	191.5	(5)
Silvassa	—	200,000	172,000	—	—	—

Total	405,000	405,000	268,000	1,300,000	230,000	191.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	The Tuticorin smelter was temporarily closed on March 29, 2013. On May 31, 2013, the National Green Tribunal passed an interim order allowing the copper smelter to recommence operations. Operations at the copper smelter recommenced on June 16, 2013.
(5)	On October 1, 2012, the first 80 MW unit of the new captive power plant was successfully commissioned and the second 80 MW unit was commissioned on March 7, 2014.

Tuticorin

Our Tuticorin facility, established in 1997, is located in Tamil Nadu in southern India. Our Tuticorin facility currently consists of a 405,000 tpa copper smelter, a 205,000 tpa copper refinery, a 96,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant and two captive power plants with capacities of 7.5 MW and 24.0 MW, respectively. The first 80 MW unit of the new 160 MW coal based captive power plant at Tuticorin was commissioned on October 1, 2012 and the second 80 MW unit was commissioned on March 7, 2014. This coal based power plant is primarily used for captive consumption and we have also entered into a power purchase agreement with the Tamil Nadu Electricity Board for selling power in excess power over the captive consumption.

Presently, the captive power plants have a total capacity of 191.5 MW, excluding the 15 MW power generating power plant shifted to HZL for the Pantnagar operations. Further, we also have a 11.2 MW of power generated from a smelter waste heat boiler. Coal for the new 160 MW power plant is imported, and our other captive power plants at Tuticorin operate on furnace oil.

The smelter at the Tuticorin facility utilizes IsaSmeltTM furnace technology. The refinery uses IsaProcessTM technology to produce copper cathode and the copper rod plant uses Properzi Continuously Cast and Rolled, copper rod technology from Continuus-Properzi S.p.A., Italy, to produce copper rods.

In March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition in the National Green Tribunal challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The National Green Tribunal passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. The expert committee constituted by the National Green Tribunal submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the National Green Tribunal ruled on July 15, 2013 that the copper smelter could remain open and reserved its final order. The National Green Tribunal has also directed the company to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. However, the TNPCB filed a civil appeal before the Supreme Court of India against the interim order of the National Green Tribunal. On August 8, 2013, the National Green Tribunal upheld its interim order of May 31, 2013, and allowed our smelter to continue operation subject to implementing all the recommendations and suggestions given by the National Green Tribunal. We have complied with all the recommendations as of today. TNPCB filed further appeals against this order. These appeals are presently pending before the Supreme Court of India. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings - Writ petitions filed against us alleging violation of certain air, water and hazardous waste management regulations at our Tuticorin plant” for additional information.

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

Fujairah

Fujairah Gold FZC is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 100 tons of silver. Outotec oyj, Finland, supplied the technology for the precious metal refinery. Fujairah Gold FZC commissioned a copper rod plant at a cost of $ 12.5 million, with an annual capacity of 100,000 tpa with production having commenced in May 2010 and generated a production of 87,866 metric tons of rod, 5,734 kilograms of gold and 72,791 kilograms of silver in fiscal year 2014. Continuus Properzi S.p.A., Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta Group and third parties. The doré anode plant that was shifted from Tuticorin to Fujairah was commissioned during fiscal year 2013 for smelting of “anode slime” to “doré anode” which is the raw material for the precious metal refinery.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for the fiscal years ended March 31, 2012, 2013 and 2014:

		For the Year Ended March 31,
Facility	Product	2012	2013	2014
		(tons)
Tuticorin(1)	Copper anode(2)	327,703	349,845	301,120
	Sulphuric acid(3)	1,026,471	1,060,519	835,798
	Phosphoric acid(3)	153,243	119,793	116,340
	Copper cathode(4)	169,448	191,858	151,592
	Copper rods(4)	44,961	52,404	22,105
Silvassa	Copper cathode(4)	156,429	161,296	142,842
	Copper rods(4)	116,460	119,451	100,948
Total	Copper anode	327,703	349,845	301,120
	Copper cathode	325,877	353,154	294,434
	Copper rods	161,421	171,855	123,053
	Sulphuric acid	1,026,471	1,060,519	835,798
	Phosphoric acid	153,243	119,793	116,340

Notes:

(1)	The Tuticorin smelter was temporarily closed on March 29, 2013. On May 31, 2013, the National Green Tribunal passed an interim order allowing the copper smelter to recommence operations. Operations at the copper smelter recommenced on June 16, 2013.
(2)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

The following table sets out CMT’s copper extraction from the Mt. Lyell mine for the fiscal years ended March 31, 2012, 2013 and 2014:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2012	2013	2014
		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	2,067,407	2,519,464	1,739,223
	Ore grade	1.18%	1.19%	1.10%
	Copper recovery	92.68%	92.69%	92.48%
	Copper concentrate	85,339	98,682	67,386
	Copper in concentrate	22,607	26,047	17,839

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. In fiscal year 2014, we sourced 94.94% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets, and sourced only 5.06% from our own mines in Australia. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. We expect the percentage we purchase from third party suppliers to increase in future periods as the Mt. Lyell copper mine has been placed under care and maintenance. We also expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.

In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal year 2014, we sourced approximately 78.84% of our copper concentrate requirements through long-term agreements.

We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal year 2014, we sourced approximately 21.16% of our copper concentrate requirements through spot purchases.

Rock Phosphate

Until fiscal year 2012, rock phosphate was sourced primarily from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed on a quarterly and half-yearly basis. In fiscal year 2014 majority of rock phosphate was sourced from Morrocco, Egypt, Israel and Jordan. We sourced rock phosphate at spot prices.

Power

The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. The first 80 MW of a new 160 MW coal-fired thermal power plant was commissioned on October 1, 2012 and second 80 MW was commissioned on March 7, 2014. This plant uses coal that is imported from third parties. Our other captive power plants at Tuticorin operate on furnace oil that is procured through long-term contracts with various oil companies. We have outsourced the day-to-day operation and maintenance of our captive power plants at Tuticorin. Our Silvassa facility relies on the state power grid for its power requirements.

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

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 39.5%, 39.8% and 30.4 % of our copper business revenue in fiscal years 2012, 2013 and 2014, respectively. One of our customers accounted for more than 10% of copper business revenue in fiscal year 2012. None of our customers accounted for greater than 10.0% of copper business revenue in fiscal years 2013 and 2014.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal years 2012, 2013 and 2014, exports accounted for approximately 51.3%, 54.8% and 55.7% of the revenue of our copper business, respectively. Our export sales were primarily to China, Japan, Indonesia, Malaysia, Vietnam, Europe, Turkey, UAE, Mexico and Taiwan. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We own one of the two custom copper smelters in India and had a 28.5% primary market share by sales volume in India in fiscal year 2014, according to International Copper Promotion Council India. The other major custom copper smelter in India is owned by Hindalco Industries Limited, which had a primary market share by sales volume of approximately 36% in fiscal year 2014, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.

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

Projects and Developments

We have proposed expansion projects at Tuticorin costing Rs. 22,900 million ($ 381.7 million) to increase its total copper capacity to 800,000 tpa. This includes a 160 MW coal-based thermal captive power plant, and on October 1, 2012, the first 80 MW unit of the new captive power plant was commissioned and, the second 80 MW unit was commissioned on March 7, 2014. Surplus power generated by this plant is currently being sold to third parties, but the expansion of the smelter is on hold as required approvals from the state government have not yet been received. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ filed before by the Madras High Court, although this writ had not prevented the continued operation of the plant.

For additional information on these proceedings, please see Item 3. “– Key Information – D. Risk Factors — We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant”.

We have incurred Rs. 14,550 million ($ 242.5 million) on these projects as of March 31, 2014. We fund these projects primarily from the proceeds of the convertible senior notes issued in fiscal year 2010.

Our Aluminium Business

Our aluminium business is in Chhattisgarh and Odisha. We operate the business in the state of Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, whereas our aluminium operations in Odisha were earlier operated through Vedanta Aluminium, which was merged into Sesa Sterlite pursuant to the Re-organization Transactions.

(a)	BALCO

Overview

Our aluminium business is owned and operated by BALCO. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, two captive power plants (one of which is used to produce power for captive consumption and the other is used for commercial purpose), an alumina refinery, the operations of which have been suspended since September 2009, a 245,000 tpa aluminium smelter and a fabrication facility, all of which are located in Korba in the State of Chhattisgarh in central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power intensive nature of the process. This is, to a considerable extent, as a result of BALCO being an energy-integrated aluminium producer. BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. BALCO is constructing a 1,200 MW coal-based thermal power facility in the state of Chhattisgarh, which is currently under construction and awaiting final stage regulatory approvals. BALCO has also commenced the setting up of a 325,000 tpa aluminium smelter, where the first metal tapping commenced in fiscal year 2014. BALCO’s annual production in fiscal year 2014 was 252,035 tons.

BALCO’s Bodai-Daldali bauxite mines provide a majority of the bauxite required for BALCO’s smelters. The bauxite is transferred to our alumina refinery in Lanjigarh, which converts bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to us, which is based on our actual cost of production plus a reasonable margin. The remainder of BALCO’s alumina requirements is sourced from third parties. The mining lease of our Mainpat bauxite mine expired on July 8, 2012 and BALCO has applied for the renewal of the mining lease for a further period of 10 years from July 2012. BALCO has temporarily stopped the mining activity at Mainpat on account of pending approval from the necessary mining authorities.

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

Principal Facilities

Overview

The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines – Mainpat and Bodai-Daldali

BALCO has two captive bauxite mines, namely, the Mainpat bauxite mine and the Bodai-Daldali bauxite mine, in the state of Chhattisgarh in central India. Mainpat is an open-pit bauxite mine located in the Surguja district of the state of Chhattisgarh. The Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers. The mining lease of Mainpat mine expired on July 8, 2012. We have applied for the renewal of mining lease for a further period of 10 years from July 9, 2012. BALCO has temporarily stopped the mining activity at the Mainpat mine on account of pending approval from the necessary mining authorities. The bauxite extraction limit for the mine as granted by MoEF is 750,000 tpa. BALCO also applied to the MoEF for renewal of environmental clearance for the Mainpat mine in November 2011 and July 2012.

The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardha district of the state of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area of 6.3 square kilometers renewable mining lease that is valid until March 26, 2017. The bauxite extraction limit for Bodai-Daldali approved by the Indian Bureau of Mines is 1,250,000 tpa.

The Chhattisgarh bauxite deposits are situated over a plateau with steep scarps on both sides, at an elevation of approximately 1,000 meters above sea level for Mainpat, and approximately 940 meters above the surrounding land for Bodai-Daldali. The bauxite is generally one metre to 3 meters thick and lies within a laterite sequence overlying thick tertiary basalts of the deccan traps. The cover of laterite and thin topsoil is up to 5 meters thick but is generally less than 2 meters. The bauxite outcrops around much of the plateau rims.

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

The bauxite is hard to very hard with a natural moisture content of 5.0% to 10.0%, an in-situ density of 2.3 tons to 2.4 tons per cubic meter. It comprises primarily gibbsite with boehmite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 46.2% aluminium oxide and silica levels of 3.7% as of March 31, 2014.

All mining and transportation at both mines are undertaken by contractors. One thin top soil layer is removed by excavator and is either transported to an adjacent storage point or an area that is being backfilled. The laterite layer is drilled and blasted. The overburden is then removed by backhoe excavators and 15-ton dumpers. Broken ore is hand-sorted, leaving waste material behind. Ore productivity is around 2 to 3 tons per person per day in the dry season which decreases to 1.25 to 1.75 tons per person per day in the wet season.

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

Since commencing operations, the Mainpat mine has produced approximately 7.4 million tons of bauxite. During the fiscal year 2014 there was no production from the mine due to a pending renewal of mining lease and a restriction from removing the mined ore from the mining site. Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

As of March 31, 2014, BALCO estimates reserves at Mainpat to be 3.1 million tons and the remaining mine life of the Mainpat mine to be approximately 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Total production at the Bodai-Daldali mine since the commencement of production has been 4.1 million tons of bauxite, with production in fiscal year 2014 totaling approximately 472,155 tons at 46.95% aluminium oxide. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

As of March 31, 2014, BALCO estimates the reserves at Bodai-Daldali to be 2.8 million tons and the remaining mine life to be approximately 2 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The cut-off grade used to define the reserves at BALCO’s mines was 44.0%.

In fiscal year 2014, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 2,129.0 ($ 35.5) per ton of bauxite.

Based on current costs and historical prices, BALCO’s operations are forecast to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves. The reserves as of March 31, 2014 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminium price of $ 2,020 per ton, which is the average metal price for the 3 fiscal years ending March 31, 2014, 2013 and 2012.

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

In fiscal year 2014, there was no stripping ratio at the Mainpat mine as there was no ore extraction during the year, while the stripping ratio at the Bodai-Daldali mine was 1.0:2.6. The strip ratio for the remaining reserves at Mainpat is 4.13 tons of waste per ton of ore, while at the Bodai-Daldali mine, it is 3.77 tons of waste per ton of ore. Stripping ratio is the ratio of the volume of waste material required to be handled in order to extract some volume of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2014:

Mines	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			SSL Interest	Reserve Life
	Quantity	Alumina	Silica	Quantity	Alumina	Silica	Quantity	Alumina	Silica	%	(years)
	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)
Mainpat	3.1	46.28	4.12	—	—	—	3.1	46.28	4.12	—	4-5
Bodai-Daldali	2.8	46.14	3.35	—	—	—	2.8	46.14	3.35	—	2-3

Total	5.9	46.21	3.75	—	—	—	5.9	46.21	3.75	51	—

Additional information:

(1)	The reserve estimates presented incorporate the losses for mine dilution and mining recovery according to the JORC code.
(2)	The cut-off grade used with our reserve estimates for bauxite is 44.0%.
(3)	The metallurgical recovery factor for bauxite at both Mainpat and Bodai-Daldali is 45.4%.
(4)	The historic three year average commodity prices is $ 2,020 per ton for bauxite and the currency conversion factor that was used to estimate our reserves was Rs. 54.47 per US dollar.
(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 51.0%.

Korba Facility

Overview

BALCO’s Korba facility is located at Korba in the state of Chhattisgarh and consists of a 245,000 tpa aluminium smelter, two power plants (one of which is used to produce power for captive consumption and the other that is used for commercial purposes), an alumina and a fabrication facility. The following table sets forth the total capacities as of March 31, 2014 at BALCO’s Korba facility:

	Capacity
Facility	Alumina	Aluminium	Captive Power
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	810

Refinery

The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery have been stopped since September 2009.

Smelters

Earlier, there were two aluminium smelters. The first smelter was commissioned in 1975, and used the Vertical Stud Soderberg technology to produce aluminium from alumina and had a capacity of 100,000 tpa. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminium smelter at Korba. Operations at this aluminium smelter ceased on June 5, 2009. The second smelter uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006. BALCO is in the process of setting up a 325,000 tpa smelter at the Korba facility and started the first metal tapping in fiscal year 2014. We have currently ramped upto 84 pots and we expect to commence commercial production by the second quarter of fiscal year 2015.

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

Captive Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the coal-based 540 MW captive power plant commissioned in March 2006. The surplus generation from the power plant is supplied to the State Electricity Board and other customers. Following the shut down of the 100,000 tpa aluminium smelter, power from its associated 270 MW power plant is sold in the merchant power market. BALCO is constructing a 1,200 MW coal-based thermal power facility (4 units of 300 MW each) in the state of Chhattisgarh, which is currently under construction and is awaiting the consent from relevant authorities to operate. Of the 1,200 MW facility being set up, power generated from two 300 MW units will be utilised in the 325,000 tpa smelter being set up and the power from the balance 600 MW units will be sold to third parties.

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In April 2008, BALCO entered into two five-year coal supply agreements with SECL for the supply of thermal coal by SECL to BALCO, which represents approximately 49 % of its thermal coal requirements, with the remainder obtained through open market purchases. Supply of coal from SECL is tapering as BALCO has been allotted a coal block for mining coal. In November 2007, BALCO received a coal block allocation of 211 million tons for use in its captive power plants. These allocated coal blocks are regarded as non-reserve coal deposits. These allocated coal blocks are currently in the post-exploration but pre-development stage. BALCO has received the forest diversion clearance and the rehabilitation and resettlement approval and is currently working on obtaining the mining lease.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for the fiscal years ended March 31, 2012, 2013 and 2014:

		For the Year Ended March 31,
Facility	Product	2012	2013	2014(2)
		(tons)
Korba
	Ingots/Busbar/Billets	8,671	8,416	34,714
	Rods	167,826	179,987	166,239
	Rolled products	69,157	58,587	51,083

Total(1)		245,654	246,990	252,035

Notes:

(1)	Reflects total of ingots, rods and rolled products.
(2)	Includes production of 849 tons from the trial run of 325,000 tpa smelter.

The following table sets out the total bauxite ore production for each of BALCO’s mines for the fiscal years ended March 31, 2012, 2013 and 2014:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2012	2013	2014
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	620,193	230,137	—
	Ore grade	43.9%	43.9%	—
Bodai-Daldali (Open-pit)	Bauxite ore mined	885,261	705,870	472,155
	Ore grade	46.3%	45.9%	46.95%

Total		1,505,454	936,007	472,155

Principal Raw Materials

The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Alumina

Alumina is the primary raw material used in the production of aluminium. Our Lanjigarh refinery supplies majority of the alumina requirements (after converting the bauxite supplied by BALCO to the Lanjigarh refinery). BALCO currently sources all of its remaining alumina from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2012, 2013 and 2014, BALCO purchased 26,250 tons, 166,302 tons and 355,950 tons of alumina at an average price of, $ 535, $ 416 and $ 397 per ton, respectively, on a cost, insurance and freight or CIF basis at the port of Vizag, Kakinada and Gangavaram, India.

Power

Smelting primary aluminium requires a substantial, continuous supply of electricity. As a result, power is a key input at BALCO’s Korba facility, where it is provided by one coal-based captive power plant of 540 MW. Our captive power plant has historically been dependent upon coal allocations from Coal India Limited. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO received the environmental clearance on May 24, 2012 and the second stage forest clearance for the 211.0 million tons coal block on November 14, 2012. BALCO has received the forest diversion clearance and the rehabilitation and resettlement approval and is currently working on obtaining the mining lease.

Power for BALCO’s mines is provided by on-site diesel generators. BALCO is constructing a 1200 MW coal-based thermal power facility, which is under construction and is awaiting the consent from relevant authorities to operate. Of the 1200 MW facility being set up, power generated from two 300 MW units will be utilized in the 325,000 tpa smelter being set up and the power from the balance 600 MW units will be sold to third parties.

Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with the National Thermal Power Corporation regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through National Thermal Power Corporation premises. Arbitration proceedings commenced in 2009 and the order was reserved on June 30, 2014. Final hearing happened on June 30, 2014, and the order is reserved. See “Item 3. Key Information -D. Risk Factors—Risks Relating to Our Business- Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

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

Distribution, Logistics and Transport

Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road to BALCO’s Korba facility. The alumina purchased from third party suppliers is transported to the Korba facility by rail and ports. BALCO’s aluminium products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.

Sales and Marketing

BALCO’s 10 largest customers accounted for approximately 49.5%, 47.8% and 42.0% of its revenue for aluminium business in fiscal years 2012, 2013 and 2014, respectively. No customer accounted for greater than 10.0% of BALCO’s revenue in the last three fiscal years.

BALCO’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. Currently, BALCO sells its products primarily in the Indian market, with limited focus on exports. However, with the commissioning of the new 325,000 tpa aluminium smelter, a significant part of the additional production will be sold in the export market. BALCO’s key customers include conductor manufacturers, state road transport corporations, railways, defense contractors and electrical equipment and machinery manufacturers.

Domestic sales are normally conducted on the basis of a fixed price for a given month that BALCO determines from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. Since the fourth quarter of fiscal year 2014, the pricing methodology has been changed to LME based pricing, where the LME on the day of order confirmation by the customer forms the basis for the billing. The price for aluminium BALCO sells in India is normally higher than the price it charges in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplying domestic customers.

BALCO’s export sales of aluminium are currently on a spot basis at a price based on the LME price plus a premium.

Projects and Developments

On October 7, 2006, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW captive power facility, along with an integrated coal mine in the state of Chhattisgarh at an estimated cost of Rs. 46,500 million ($ 775.0 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our contractor and the sub-contractor Gamon Dunkerley and Company Limited, are the subject of an investigation by the Chhattisgarh government. The matter is fixed for hearing on August 30, 2014. We have instituted an enquiry conducted by Indian Institute of Technology Rourkee, an expert in the civil engineering field in India. Work had resumed in January 2010. BALCO is currently constructing the 1,200 MW captive power plant which is awaiting final stage regulatory approvals.

In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($ 1,350.0 million). The first of two phases of this project commenced with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of Rs. 38,000 million ($ 633.3 million), which uses pre-baked GAMI technology. BALCO has received environmental clearance for both phases of the project. Construction has commenced and trial production started in February 2014 from the 325,000 tpa aluminium smelter.

As of March 31, 2014, the estimated cost of building the 325,000 tpa aluminium smelter and 1,200 MW captive power facility is Rs. 95,110 million ($ 1,585.2 million). As of March 31, 2014, Rs. 83,198 million ($ 1,386.6 million) was spent.

BALCO received a coal block allocation of 211 million tons for use in its captive power plants and received the forest diversion clearance and the rehabilitation and resettlement approval and is currently working on obtaining the mining lease. The estimated cost of developing the coal mine is Rs. 7,150 million ($ 119.2 million). As of March 31, 2014, Rs. 744 million ($ 12.4 million) was spent.

Market Share and Competition

BALCO, among the four primary producers of aluminium in India and together with our aluminium business in Odisha, has a combined primary market share of 44% in fiscal year 2014, according to Aluminium Association of India. BALCO’s key competitors (and their respective primary market shares by volume in India in fiscal year 2014) are Hindalco Industries Limited (38.0%) and National Aluminium Company Limited, a GoI enterprise (18.0%).

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

(b) Our Aluminium Business in Odisha

Overview

Our Aluminium Business in Odisha was earlier operated by Vedanta Aluminium, which was merged with us pursuant to the Re-organization Transactions. Our Odisha aluminium operations include a 1.0 million tpa alumina refinery at Lanjigarh, with an associated 75 MW captive power plant. In addition, we have a greenfield 500,000 tpa aluminium smelter, together with an associated 1,215 MW (nine units with a capacity of 135 MW each) coal-based captive power plant in Jharsuguda. We are also setting up another 1,250,000 tpa aluminium smelter in Jharsuguda. 50 pots from the first line of this smelter will be commissioned during fiscal year 2015.

The alumina refinery at Lanjigarh was commissioned in March 2010 and produced 524,060 tons of alumina in fiscal year 2014. Greenfield smelter project of 500,000 tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. The metal production for fiscal year 2014 was 542,252 tons and the net generation of the captive power plant was 7,968 million units.

Principal Products

Primary aluminium is produced from the smelting of metallurgical grade alumina. We produce primary aluminium in the form of ingots, billets and wire rods for sale. Ingots are used extensively for aluminium castings and fabrication in the construction and transportation industries. Billets are used extensively in construction (windows and door frames), transportation, engineering, consumer durables, automotive forgings and many other applications. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables.

Delivery to Customers

Ingots, billets and wire rods are transported by trucks and rake to customers in India and by rakes to ports for export.

Principal Facilities

Overview

The following map shows the details of the locations of Aluminium Segment’s facilities in the State of Odisha:

The following table sets forth the capacities as on March 31, 2014 at our Lanjigarh and Jharsuguda facilities:

Capacity tpa
Facility
Lanjigarh Alumina Refinery	1,000,000
Jharsuguda Aluminium Smelter	500,000

Lanjigarh

Alumina refinery and captive power plant

The Lanjigarh alumina refinery is located in the Lanjigarh district in the state of Odisha, which is located approximately 450 km from BALCO’s Korba facility in the state of Chhattisgarh. In March 2007, we began the progressive commissioning of a 1,000,000 tpa greenfield alumina refinery, expandable to 1.4 mmtpa of installed capacity and an associated 75 MW captive power plant, expandable to 90 MW. The captive power plant is fully operational and can meet the power requirements of the refinery. The second production stream of the Lanjigarh alumina refinery was commissioned in March 2010. Production of alumina at the refinery at Lanjigarh was temporarily suspended since December 5, 2012, due to inadequate availability of bauxite and the plant recommenced operations on July 12, 2013. We are currently in discussions with government authorities for sourcing adequate supply of bauxite. Production at the alumina refinery does not affect production at the smelters.

We planned to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking and then further expand the refinery by constructing a second alumina refinery, with a refining capacity of 3 mmtpa along with an associated 210 MW captive power plant. However, the expansion of the alumina refinery and related mining operations in and around the Niyamgiri has been on hold since October 20, 2010.The MoEF has directed us to cease further expansion of the alumina refinery. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for further details.

Jharsuguda

Aluminium smelter and Captive Power Plant.

The Jharsuguda aluminium smelter is located in Jharsuguda in the state of Odisha in India. Operations in the Jharsuguda facility were implemented in two phases. The first phase has a production capacity of 250,000 tpa and was completed in November 2009. The second phase was commissioned in June 2010. A total of 9 units of the associated 1,215 MW coal-based thermal captive power plant of 135 MW each have been commissioned. It produced 527,037 tons and 542,252 tons of aluminium in fiscal years 2013 and 2014, respectively. The captive power plant units meet the power requirements of the Jharsuguda smelter and all other power requirements of this facility. We are also setting up an 1,250,000 tpa aluminium smelter. Power to the new smelter will be provided by our 2,400 MW power plant in Jharsuguda. 50 pots from the first line of this smelter will be commissioned during fiscal year 2015.

Production Volumes

The following table sets out our total production from our Lanjigarh and Jharsuguda facilities for fiscal years 2012, 2013 and 2014:

		For the year ended March 31
		(tons)
Facility	Product	2012	2013	2014
Lanjigarh	Calcined Alumina	927,516	527,052	524,060
Jharsuguda	Ingots	255,212	305,878	301,008
	Billets	65,853	98,299	121,232
	Wire rods	99,493	115,464	120,013
	Hot Metal	9,164	7,396	—

		429,722	527,037	542,253

Principal Raw Materials

The principal inputs of the aluminium operations are bauxite, alumina, power, carbon and certain other raw materials.

Bauxite

Currently, we do not have any dedicated mining source and are in the process of identifying bauxite mining sources across India. Currently, bauxite is being sourced mainly through imports (25-30%), from the domestic market in the west coast (20-25%), BALCO Mines (30-35%) and the remaining (15-20%) from Madhya Pradesh, Chhattisgarh, Jharkhand and Andhra Pradesh.

Alumina

Alumina is the primary raw material used in the production of aluminium. We currently source alumina largely from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2012, 2013 and 2014, we purchased 0.45million tons, 0.75 million tons and 0.72 million tons of alumina at an average price of $ 421per mt, $ 353 per mt and $ 352 per mt, respectively, on a cost, insurance and freight or basis at the port situated in the state of Andhra Pradesh.

Power

Smelting primary aluminium requires a substantial and continuous supply of electricity. As a result, power is a key input at our Jharsuguda facility, where it is provided by nine coal-based captive power plant of 135 MW each. We have been sourcing coal through coal linkage from Mahanadi coal field, imports, e-auction and from washeries. The linkage coal quantity from Mahanadi coal field is transported through bottom discharge wagons.

Water

Water is also an important input for our captive power plants. We source our water requirements at Jharsuguda from Hirakud Dam situated over a distance of 33 km, with the water transported by pipelines. Water from the dam is stored at water reservoir inside the plant, from where the water is purified in a demineralise plant to make it fit for use in the power plant.

Carbon

We have our in-house facilities to manufacture carbon anodes to meet its entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes, are sourced primarily from the domestic Indian market. There is an adequate supply of these raw materials in India, though their prices are generally determined by movements in global prices. At times, based on commercial comparison, orders for import are also placed.

Other Raw Materials

We also use other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic markets and we do not foresee any difficulty in securing supplies when needed.

Distribution, Logistics and Transport

The alumina purchased from third party suppliers is transported to the Jharsuguda facility by rail and ports. Our aluminium products are transported from the Jharsuguda facility to domestic customers through a combination of road and rail, and shipped for export.

Sales and Marketing

Our 10 largest customers of our Odisha aluminium business accounted for approximately 61.1%, 62.3% and 39.5% of its revenue in fiscal years 2012, 2013 and 2014, respectively. Two of our customers accounted for greater than 10.0% of our revenue in the fiscal years 2012 and 2013. None of our customers accounted for greater than 10% of our Odisha aluminium business in the fiscal year 2014.

The sales and marketing head office is located in Mumbai and it has field sales and marketing offices in most major metropolitan centers in India. Currently, our aluminium business sells only primary products and has equal focus on both the Indian and the exports market. Our key customers include cables and conductor manufacturers, transport sector and electrical equipment and machinery manufacturers.

Domestic sales are normally conducted on the basis of a fixed price for a given month that we determine from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. Since the fourth quarter of fiscal year 2014, the pricing methodology has been changed to LME based pricing, where the LME on the day of order confirmation by the customer forms the basis for billing. The domestic price for aluminium is normally higher than the price it charges in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplied to domestic customers.

Our aluminium export sales are currently on both spot and long term basis at a price based on the LME price plus a premium. Long term contracts range from 3 months to 1 year and sales are maximized in focus markets though we are trying to establish our presence in all markets to minimize geo-political risks.

Projects and Developments

We plan to invest Rs. 106,000 million ($ 1,766.7 million) to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by (i) increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking; (ii) constructing a second alumina refinery with a capacity of 3 mmtpa; and (iii) constructing an associated 210 MW captive power plant. However, the expansion of the alumina refinery at Lanjigarh was on hold since October 20, 2010 due to the order passed by the MoEF’s restricting us from any further expansion of this refinery.

Against this order, we filed a writ petition in the High Court of Orissa and the Court dismissed our petition. We subsequently made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the Environment Impact Assessment report. We submitted the Environment Impact Assessment report to the Orissa Pollution Control Board and parallely submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The Expert Appraisal Committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore the ban imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 and we await the necessary approvals to undertake any further expansion of our Lanjigarh refinery. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2014, we spent Rs. 42,340 million ($ 705.7 million) on the Lanjigarh expansion project.

We are also investing an estimated Rs. 145,000 million ($ 2,416.7 million) to set up a second 1,250,000 tpa aluminium smelter. Power to the new smelter will be provided by our 2,400 MW commercial power plant at Jharsuguda. As of March 31, 2014, we spent Rs. 119,510 million ($ 1,991.8 million) on this project.

Market Share and Competition

Our aluminium business is among the four primary producers of aluminium in India and together with BALCO, have a primary market share of 44% in fiscal year 2014, according to the Aluminium Association of India. Our key competitors (and their respective primary market shares by volume in India in fiscal year 2014) are Hindalco Industries Limited (38.0%) and National Aluminium Company Limited, a GoI enterprise (18.0%).

Aluminium ingots, wire rods and billets are commodity products and our aluminium business competes primarily on the basis of price and service, with price being the most important consideration when supplies are abundant. Aluminium competes with other materials, particularly plastic, steel, iron, glass, and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for aluminium.

Our Commercial Power Generation Business

Overview

We have been building and managing power plants since 1997. As of March 31, 2014, the total power generating capacity of our thermal power plants and wind power plants was 5,596.8 MW, which includes our twelve thermal coal-based captive power plants with a total power generation capacity of 5,240.5 MW.

The following table sets forth information relating to our existing power plants as of March 31, 2014:

Fiscal Year Commissioned	Capacity	Location	Fuel Used
	(MW)
1988(1)	270.0	Korba	Thermal Coal
1997	24.0	Tuticorin	Liquid fuel
1999	75.0	Mettur Dam	Thermal Coal
2003	14.8	Debari	Liquid fuel
2003	6.0	Zawar	Liquid fuel

Fiscal Year Commissioned	Capacity	Location	Fuel Used
	(MW)
2003	14.8	Chanderiya (2)	Liquid fuel
2005	22.5	Tuticorin	Liquid fuel
2005	154.0	Chanderiya	Thermal coal
2006	540.0	Korba	Thermal coal
2007	75.0	Lanjigarh	Thermal coal
2007	107.2	Gujarat and Karnataka	Wind (3)
2008	80.0	Chanderiya	Thermal coal
2009	80.0	Zawar	Thermal coal
2009	16.0	Gujarat and Karnataka	Wind (3)
2009	675.0	Jharsuguda	Thermal coal
2009	25.0	Mettur Dam	Thermal coal
2010	540.0	Jharsuguda	Thermal coal
2011	1200.0	Jharsuguda	Thermal coal
2011	48.0	Rajasthan and Karnataka	Wind
2011	160.0	Dariba	Thermal coal
2012	103.0	Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (3)
2012	600.0	Jharsuguda	Thermal coal
2013	600.0	Jharsuguda	Thermal coal
2013	80.0	Tuticorin	Thermal coal
2013	6.5	Mettur Dam	Thermal coal
2014	80.0	Tuticorin	Thermal coal

	5,596.80

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001 which is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminium smelter.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Our wind power plants are not for captive use.

We have the following power plants under construction:

•	BALCO’s 1,200 MW thermal coal-based captive power plant in the State of Chhattisgarh which is awaiting final stage regulatory approval;

•	Talwandi Sabo’s 1,980 MW thermal coal based captive power plant, comprising three units of 660 MW each, in the state of Punjab. Commercial operation of the first unit is expected to commence in second quarter of fiscal year 2015, and the other units in a phased manner.

Power sales

The following table sets out total power sales in MU for the last three fiscal years:

	For the Fiscal Year Ended March 31,
Facility	2012	2013	2014

BALCO 270 MW	1,605	1,241	390
Jharsuguda 2400 MW coal based thermal power plant	5,562	7,513	7,625
HZL - Wind Power Plant	336	511	448
MALCO – 106.5 MW coal based thermal power plant	581	847	911

Total	8,084	10,112	9,374

Power sales includes production under trial run in fiscal years 2012, 2013 and 2014 of 926 million units, 795 million units and nil units, respectively.

Commercial power plants

We have a 2,400 MW coal based thermal power plant facility (comprising of four units of 600 MW each) in Jharsuguda in the state of Odisha. The power plant was earlier operated through Sterlite Energy and is now a part of Sesa Sterlite pursuant to the Re-organization Transactions. The plant has been built with an estimated investment of approximately Rs. 82,000 million ($ 1,366.7 million). The first unit commercial operation commenced in November 2010. The second unit was operational on March 30, 2011 and the third unit was operational in August 19, 2011. The fourth unit was operational on April 26, 2012.

This facility requires approximately 15 million tpa of coal. We have applied to the Ministry of Coal for allotments of coal blocks and long term coal linkages, which are long term supply contracts for delivery of coal meeting specific contract specifications for captive use. In January 2008, the Ministry of Coal jointly allocated the coal blocks in the Rampia and Dip Side Rampia in the state of Odisha to six companies, including Sterlite Energy. Our proportionate share would be 112.2 million tons. The coal block is currently in the pre-exploration stage and are regarded as non-reserve coal deposits. The six companies entered into an agreement to jointly promote a new company called Rampia Coal Mine and Energy Private Limited, or RCMEPL, incorporated in February 2008.

On April 16, 2008, RCMEPL submitted an application to the state government of Odisha for the grant of a prospecting licence, or a licence for exploration, which was pending approval from the regulatory authorities. However, Ministry of Coal issued a letter on January 15, 2014 de-allocating the coal block form us. RCMEPL has approached the High Court of Odisha against the action of the Ministry of Coal. The next date of hearing has not yet been determined.

Additionally, we have been allotted a coal linkage of 2.6 mmtpa for the Jharsuguda project to meet the coal requirements of one of the units of 600 MW of the 2,400 MW power facility, for which Mahanadi Coalfields Limited has signed fuel supply agreement for supplying 80% of the letter of assurance quantity. Following our application to the Ministry of Coal for a coal linkage to meet the substantial portion of the remaining coal requirements for the remaining three units, on the recommendation of Standing Linkage Committee in its meeting on January 29, 2010, Mahanadi Coal fields Limited issued the letter of assurance on July 14, 2010 for another 6.94 million tons. We are currently receiving 50% of the letter of assurance quantity for two of the three units, and will receive the linkage volume for the third unit after entering into a long term power purchase agreement.
The facility is also designed to include a water reservoir, railway marshalling yard, coal stockpile, ash pond and other required facilities. The power generated from the 2,400 MW power plant is sold to entities including state electricity boards, state-owned utility companies, power trading companies, private entities and would be sold to our 1,250,000 tpa smelter at Jharsuguda on commissioning of the smelter.

In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Orissa Limited, a nominee of the state Government of Orissa (“GRIDCO”), which was amended in August 2009 and further amended on December 2012, in which GRIDCO was granted the right to purchase up to 25.0% of the installed capacity of the power plant after adjustments for auxiliary consumption by us, for approximately up to 561 MW from this project. Further, GRIDCO shall at all times have the right on behalf of the state government of Odisha to receive from the Jharsuguda power project, 7.0% of the power generated (after adjustments for auxiliary consumption by the power plant), up to approximately 157 MW of power at variable cost, as determined by the Orissa Electricity Regulatory Commission. GRIDCO will have the right to purchase an aggregate of 718 MW of power from us once every five years, for a period of 25 years from the date of commercial operation of the last unit. This right is an option to purchase rather than a binding commitment of GRIDCO.

In the event GRIDCO decides not avail part or whole of the above mentioned right during any five year period, it shall give six months notice of the same to us prior to the commencement of such period. Power from the power plant to be purchased by GRIDCO will be evacuated by GRIDCO from the bus bar (which is the discharge point of the power plant) of the project. For the evacuation of the remaining power, we have constructed a 400 KV Loop-In-Loop-Out I and a 400 Loop-In-Loop-Out II transmission line to connect to the transmission line being developed by Power Grid Corporation India Limited, or Power Grid Corporation India Limited near Jharsuguda. Sterlite Energy entered into an agreement with PGCIL in July 2010 to build the dedicated transmission system required for evacuating power from the power plant to the pooling units of PGCIL.

The power generated from the 2,400 MW power plant is sold to GRIDCO, state electricity boards, state-owned utility companies, power trading companies, power trading exchanges and private entities.

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

For the sale of additional 7.0%, on account of allocation of coal blocks within the State of Odisha, a variable energy charge, which shall comprise fuel cost and shall be calculated on the basis of the ex-bus energy scheduled to be sent out from the generating station. The energy charges shall be calculated as per the methodology prescribed by the appropriate commission, from time to time.

On June 12, 2013 The Orissa Electricity Regulatory Commission ordered the working methodology on tariff determination for procurement of power by GRIDCO for the period from November 2010 to March 2014. We filed a review petition with the commission against this tariff order, which was disposed subsequently on September 25, 2013. Aggrieved by this decision, we filed an appeal with the appellate tribunal for electricity on October 28, 2013. The appellate tribunal in its interim order on March 28, 2014 recognized the fact of transmission line constraints and directed the state load dispatch center to recompute the plant availability factor and also advised to schedule the power procurement of GRIDCO in the future considering transmission line constraints. Subsequently, GRIDCO filed an appeal against the order of the appellate tribunal. This matter is currently posted for hearing on August 21, 2014.

Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the state of Punjab in India. The project was bid as Case-2 tariff based competitive bidding, implying that the developer had to quote for Capacity charges & efficiency (SHR). Fuel cost subject to quoted efficiency was to be a pass-through. All necessary approvals for the project have been obtained and commissioning of this project will be carried out in stages. Estimated cost of the project is Rs.115,460 million ($1,924.3 million). The boiler light up and synchronization of the first unit was achieved in the third quarter of fiscal year 2014. Coal logistics were established in the fourth quarter of fiscal year 2014. The first 660 MW of the plant is under commissioning, with the reliability run of the unit planned during second quarter of fiscal year 2015.

In October 2010, TSPL signed a memorandum of understanding with Punjab State Power Corporation Limited to build an additional unit of 660 MW in line with the state of Punjab’s 2010 power generation policy, but this expired in October 2012 and has not been renewed. TSPL does not plan to construct this additional unit in the future.

In May 2008, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation, or SEPCO, for Sterlite Energy’s Talwandi Sabo thermal power project for Rs. 66,560 million ($ 1,220.8 million). A novation agreement in favour of TSPL was executed in November 2009. The contract was revised upwards by $ 74 million on November 15, 2012 to reflect the set-up and commissioning of three units of power at the Talwandi Sabo thermal Power Plant.

SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment in accordance with technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple installments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 611.82 MW. If there is a delay in completion or failure to meet performance guarantees, liquidated damages may be imposed on SEPCO in accordance with the terms of the contract.

As of March 31, 2014, Rs. 96,520 million ($ 1608.7 million) was spent on this project. This project is financed by internal sources and through debt financing.

On commencement of all the units, TSPL will require around 10 million tpa of coal. TSPL has been allotted the linkages from Mahanadi Coal Fields Limited, Odisha for 7.72 million tpa. According to the fuel supply agreement with Mahanadi Coal Fields, 80% of the letter of assurance quantity is 6.17 million tpa. Out of this, 5.01 million tpa is to be supplied through domestic sources and the remaining 1.16 million tpa, through imported sources. The balance coal shall be procured through other sources. The linkage coal quantity will be transported a distance of approximately 1600 km by rail.

HZL—Wind Power Plants

As of March 31, 2014, wind power plants with a combined power generation capacity of 274 MW have been commissioned in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of Rs. 14,520 million ($ 242.0 million). The electricity from these wind power plants is sold to SEBs.

MALCO Energy Limited – Mettur Power Plant

Mettur power plant is a 106.5 MW coal based thermal power plant operated by MALCO Energy Limited. The power plant at Mettur Dam, Tamil Nadu, is one of the largest merchant power plant in the state of Tamil Nadu.

The plant has been set up in stages, with the first 75 MW set up in the year 1999 to cater to the requirements of the aluminium smelter operated by MALCO. The aluminium operations were closed since November 2008. An additional 25 MW unit was added in the year 2009. Further, a 6.50 MW steam turbine generator was added in the year 2013 taking capacity to106.5 MW.

MALCO entered in to an energy purchase agreement with Tamil Nadu Electricity Board in January 2009 for supply of power until April 2009 and entered with Power Trading Corporation Limited for supply of power to Tamil Nadu Electricity Board from April 2009 until May 2011, which was subsequently renewed up to August 31, 2014 and is continuing the power supply to Tamil Nadu Electricity Board. The tariff for power supply is as provided in the energy purchase agreement.

Other Opportunities in Power

We also sell any excess power generated from our captive power plants to third parties pursuant to commercial arrangements. For example, Vedanta Aluminium entered into a letter of intent dated November 16, 2011 that was revised on September 14, 2012, with GRIDCO for the sale of excess power from its captive power plant at Jharsuguda. We also have an arrangement for the sale of excess power from our captive power plant at Tuticorin.

We intend to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including UMPPs or other projects announced by the GoI or any state government. A recent initiative of the Ministry of Power of the GoI offers private developers an opportunity to establish a number of UMPPs. Private developers will be selected on the basis of competitive bidding and under the initiative, will have the benefit of the assured purchase of power generated and payment security mechanisms.

Other Business

Vizag Port

We have a 74.0% interest in Vizag General Cargo Berth Private Limited, a joint venture between us and Leighton Welspun Contractors Private Limited, which won the bid to mechanise the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbour of Vishakhapatnam port, on the east coast of India. The capacity of upgraded berth shall be 10.2 mmtpa, with flexibility to be upgraded to 12.5 mmtpa.

Vizag General Cargo Berth Private Limited has entered into an agreement on October 8, 2010 with the port authority, Vishakhapatnam Port Trust, to mechanise the coal handling facilities and upgrade the general cargo berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. Vishakhapatnam Port Trust will receive a share 38.1% of the revenue earned from the berth. Vizag General Cargo Berth Private Limited has received formal communication from Independent engineer with regard to project completion certificate as per the concession agreement with Visakhapatnam Port Trust. In January 2013, operations commenced, and construction was completed on April 8, 2013. The estimated project cost was Rs. 6,640.0 million ($111.1 million), of which Rs. 5,634.7 million ($93.9 million) was spent.

Exploration and Development Activities

We are engaged in ongoing exploration activities to locate additional ore bodies in India, Australia, South Africa, Sri Lanka, Namibia and Ireland. We spent approximately Rs. 16,786 million ($ 279.8) million in fiscal year 2014 on exploration.

The focus of our exploration has been sediment hosted zinc deposits in India and oil and gas exploration in India, Sri Lanka and South Africa.

Options to Increase Interests in HZL and BALCO

Call Options Over Shares in HZL

On April 11, 2002, we acquired a 26.0% interest in HZL from the GoI through subsidiary, SOVL (which has been merged with us with effect from April 1, 2012). At the time of the acquisition, we owned 80.0% and Sterlite Technologies Limited owned the remaining 20.0%in SOVL. In February 2003, Sterlite Technologies Limited transferred its 20.0% interest to us. We subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by us for the acquisition of the 46.0% interest in HZL was Rs. 7,776.0 million ($ 161.9 million at the time of acquisition). Upon our acquisition of the 26.0% interest in HZL, we and the GoI entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares.

Under the shareholders’ agreement, the GoI granted us two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of Rs. 3,239.0 million ($54.0 million) on November 12, 2003, increasing our interest in HZL to 64.9%.

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

The second call option provides us a right to acquire the GoI’s remaining 29.5% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on July 31, 2014 of Rs.161.2 ($2.7) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be Rs. 201,170 million ($3,352.8 million).

By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings are under progress and will be next heard on September 13, 2014.

On January 9, 2012, we offered to acquire the GoI’s interests in HZL for Rs. 154,920 million ($ 2,582.0 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.

Call Option Over Shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the GoI for a cash consideration of Rs. 5,533.0 million ($92.2 million). On August 28, 2012, we entered into a shareholders’ agreement with the GoI and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the GoI and are also entitled to appoint the managing director. There are various other matters reserved for approval by both the GoI and us under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

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

The GoI also granted us an option to acquire the remaining shares in BALCO held by the GoI at the time of exercise. The exercise price is the higher of:

•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (Rs. 49.0 per share) ($ 0.8 per share) together with interest at a rate of 14.0% per annum compounded half yearly from March 2, 2001 to the exercise date, less all dividends received by the GoI since March 2, 2001 to the exercise date.

On March 19, 2004, we exercised our option to acquire the remaining 49.0% of BALCO’s issued share capital held by the GoI at that time. Thereafter, the GoI sought several extensions to complete the sale of the shares. On June 7, 2006, the GoI contended that the clauses of the shareholders’ agreement relating to our option violated the provisions of section 111A of the Companies Act, 1956 by restricting the right of the GoI to transfer its shares and that as a result the shareholders’ agreement was null and void. The GoI has also expressed an intention to exercise its right to sell 5.0% of BALCO to BALCO employees.

Subsequently, the dispute was referred to arbitration and the arbitration tribunal rendered award rejecting our claim. We filed an application to the High Court of Delhi to set aside this award and the next date of hearing is on August 21, 2014.

Employees

As of March 31, 2014, we had 20,556 employees. The number of employees as of March 31, 2012, 2013 and 2014 is as follows:

Company		Location	Primary Company Function	Total Employees for the year ending March 31,
				2012	2013	2014
Zinc
	— HZL	India	Zinc and lead production	6,235	6,024	5,564
Zinc International
	— Black Mountain	South Africa	Zinc and lead Mining	715	789	726
	— Skorpion	Namibia	Zinc and lead Mining & refining	733	754	755
	— Lisheen	Ireland	Zinc and lead Mining	377	380	374

Oil and gas	—Cairn India	India	Oil and Gas	1,143	1,317	1,643

Iron Ore	—Western Cluster (Liberia)	Liberia	Iron Ore	—	26	12
	— Sesa Sterlite	India	Iron Ore	4,697	3,831	3,515

Copper
	— Sesa Sterlite	India	Copper smelting and refining	1,074	1,043	1,050
	— CMT	Australia	Copper mining	103	115	112
	— Fujairah Gold FZC	UAE	Precious metal refinery	44	79	81

Aluminium
	— BALCO	India	Aluminium production	3,978	3,811	3,554
	— Sesa Sterlite	India	Aluminium production	3,195	2,781	2,708
Power
	— Sesa Sterlite	India	Commercial power generation	196	165	107
	— TSPL	India	Commercial power generation	70	106	139
	—MALCO Energy Limited	India	Commercial power generation	78	79	81
Others				109	137	135

Total				22,747	21,437	20,556

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

We have a strong ongoing institutional commitment to the health and safety of our employees for achieving sustainable development in harmony with the communities and environments in which we operate. Proactively complying with and exceeding the requirements of regulatory guidelines, utilizing environment friendly technologies in our expansions and modernizations and implementing programs to support communities around our facilities are integral part of to our business strategy. Most of our mines, smelters, refineries in India and outside India are ISO 14001 and OHSAS 18001 certified. We are committed to providing a healthy and safe working environment, to promoting empowerment, commitment and accountability of our employees and to being an equal opportunity employer. We actively initiate and participate in a variety of programs to contribute to the health, education and livelihood of the people in the local communities in which we operate, including through support of schools, educational programs and centers, women empowerment programs, hospitals and health centers. We constantly seek out and invest in new technologies and operational improvements to minimize the impact of our operations on the environment, including energy conservation measures, reductions in sulphur dioxide gas and other air emissions, water conservation and recycling measures and proper residue management. We also invest in programs to promote reforestation and better agricultural practices.

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

Regulatory Matters

Mining Laws

The Mines and Minerals (Development and Regulations) Act, 1957 (“MMDR Act”), the Mineral Concession Rules, 1960, as amended (“MC Rules”), and the Mineral Conservation and Development Rules, 1988, as amended (“MCD Rules”), govern mining rights and the operations of mines in India. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The GoI announced the National Mineral Policy in 1993. Additionally, a draft bill has been proposed by the Ministry of Mines to amend the existing Mines and Minerals (Development and Regulation) Act, 1957, which will result in a number of changes in the existing legal regime for the mining sector.

Grant of a Mining Lease

Only the government of the applicable state may grant a mining lease. The mining lease agreement governs the terms on which the lessee may use the land for the purpose of mining operations. If the land on which the mines are located belongs to private parties, the lessee must acquire the surface rights relating to the land from such private parties. If a private party refuses to grant the required surface rights to the lessee, the lessee is entitled to inform the state government and deposit with the state government compensation for the acquisition of the surface rights. If the state government deems that such amount is fair and reasonable, the state government has the power to order a private party to permit the lessee to enter the land and carry out such operations as may be necessary for the purpose of mining. For determining what constitutes a fair amount of compensation payable to the private party, state governments are guided by the principles of the Right to Fair Compensation and Transparency in Land Acquisition Rehabilitation and Resettlement Act, 2014 or Land Acquisition Act, which generally governs the acquisition of land by governments from private individuals. In case of land owned by the government, the surface right to operate in the lease area is granted by the government upon application as per the norms of that state government. If the mining operations in respect of any mining lease results in the displacement of any persons, the consent of such affected persons, and their resettlement and rehabilitation as well as payment of benefits in accordance with the guidelines of the applicable state government, including payment for the acquired land owned by those displaced persons, needs to be settled or obtained before the commencement of the mining project. The maximum term of a mining lease is 30 years and the minimum term is 20 years. A mining lease may be renewed for further periods of 20 years or less at the option of the lessee. The MC Rules provide that if a lessee uses the minerals for its own industry, then such lessee is generally entitled to a renewal of its mining lease for a period of 20 years, unless it applies for a lesser period.

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

Labor Conditions

Working conditions of mine laborers are regulated by the Mines Act, 1952, as amended from time to time. The Act sets forth standards of work, including number of hours of work, leave requirements, medical examination, weekly days of rest, night shift requirements and other requirements to ensure the health and safety of mine workers.

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

Mines Bill

The Mines (Amendment) Bill, 2011 proposes several amendments to the Mines Act, 1952, including significant enhancement to the monetary penalties and terms of imprisonment for violations.

Oil and Gas Laws

Regulation of Exploration and Production

The MoPNG is the principal regulator of oil and natural gas exploration and production in India. The MoPNG established the Directorate General of Hydrocarbons in 1993 to promote the sound management of Indian petroleum and natural gas resources with due regard to the environmental, safety, technological and economic aspects of petroleum activities. The Directorate General of Hydrocarbons is responsible for, inter alia, ensuring correct reservoir management practices, reviewing and monitoring exploratory programmes, the development plans of oil companies, and monitoring the production and the optimal utilization of gas fields.

The MoPNG oversees the Oil Industry Safety Directorate, which develops standards for safety, fire-fighting, training programs and information dissemination, and conducts periodic safety audits of all petroleum-handling facilities. It also oversees the Oil Industry Development Board, which provides financial and other assistance for the conductive development of the oil industry. The safety standards prescribed by the Oil Industry Safety Directorate, and the safety regulations prescribed by the Directorate General of Mines Safety in respect of onshore petroleum mining installations, must be complied with.

The Oilfields (Regulation and Development) Act, 1948

Oil and natural gas exploration activities are governed by The Oilfields (Regulation and Development) Act, 1948. This legislation provides for the regulations of oilfields and for the development of mineral oil resources, including natural gas and petroleum. The Oilfields (Regulation and Development) Act empowers the GoI to frame rules on the granting of mining leases and petroleum exploration or prospecting licenses, the conservation and development of mineral oils, the production of oil, and the regulation of oilfields.

Petroleum Exploration Licence and Petroleum Mining Lease under the Petroleum and Natural Gas Rules, 1959

The Petroleum and Natural Gas Rules provide the framework for the granting of petroleum exploration licenses and petroleum mining leases. Rule 4 of the Petroleum and Natural Gas Rules prohibits the prospecting or exploitation of any oil or gas unless a license or lease has been granted under the Petroleum and Natural Gas Rules. A Petroleum Mining Lease entitles the lessee to an exclusive right to extract oil and gas from the relevant contract area. Petroleum Exploration Licences and Petroleum Mining Leases are granted by the MoPNG for offshore areas and by the relevant state governments, with the prior approval of the Government, for onshore areas. In 2006, the Government amended the Petroleum and Natural Gas Rules so that a licensee or lessee is now under an obligation to provide all data obtained under the licence. Such data shall be the property of the Government, provided that the licensee or lessee shall have the right to make use of such data, free of cost, for the purposes of petroleum operations under the licence or lease. The Government also has the right to disclose to the public all non-proprietary data without the consent of the licensee. The Government has the sole authority to determine what is proprietary.

The Territorial Waters, Continental Shelf, Exclusive Economic Zone and other Maritime Zones Act, 1976

The Territorial Waters, Continental Shelf, Exclusive Economic Zone and other Maritime Zones Act, 1976 regulates the exploration and exploitation of resources of the continental shelf and exclusive economic zone.

The Essential Commodities Act, 1955

The Essential Commodities Act, 1955 makes provisions controlling the production, supply and distribution of certain essential commodities, which include petroleum and petroleum products.

The Petroleum Act, 1934 read with the Petroleum Rules, 2002

The Petroleum Act, 1934 provides that no person shall produce, refine, blend, store or transport petroleum except in accordance with the rules framed by the GoI under the Petroleum Act, 1934. The Petroleum Rules, 2002 now regulate these activities.

The Petroleum and Natural Gas Regulatory Board Act, 2006

The Petroleum and Natural Gas Regulatory Board Act, 2006 provides for the establishment of the Petroleum and Natural Gas Regulatory Board. The board regulates the refining, processing, storage, transportation, distribution, marketing and sale of petroleum products and natural gas (excluding production of crude oil and natural gas). It strives to protect the interests of consumers and entities engaged in specific activities relating to petroleum, petroleum products and natural gas and to ensure uninterrupted and adequate supply of petroleum, petroleum products and natural gas in all parts of the country and to promote competitive markets.

The Petroleum and Minerals Pipelines (Acquisition of Right of User in Land) Act, 1962

The Petroleum and Minerals Pipelines (Acquisition of Right of User in Land) Act, 1962 provides the framework governing the acquisition of right of user in land for laying pipelines for the transportation of petroleum and minerals and other matters connected therewith. This law is limited to the acquisition procedure, restrictions on use of land and compensation payable to the persons interested in the land.

New Exploration Licensing Policy

The MoPNG recently announced the New Exploration Licensing Policy (“NELP-X”), with 46 blocks on offer covering an area of 166,053 sq. kms across a mix of onshore, shallow water and deep water prospects. The GoI had constituted a committee to review the production sharing contracts scheme in petroleum industry. The committee has submitted its report proposing a shift in fiscal regime from the production sharing contracts scheme to a production-linked revenue sharing mechanism, citing benefits such as enhanced transparency and reduced intervention from the government in routine E&P activities. At the time of this writing, the production sharing contracts scheme continues to be the fiscal regime, with NELP-X on hold pending resolution of these issues.

Exploration Policy

The GoI has formulated a draft Uniform Licensing Policy under which, in the future, acreages will be awarded under a uniform license and will cover all types of hydrocarbons. The initiative provides policy clarity on the exploration and production of different kinds of hydrocarbons found in same area. Earlier in 2013, the GoI provided clarity on its exploration policy in development blocks, allowing for contractors to further explore mining lease areas after the expiration of the exploration period. The GoI approved the policy on the exploration and production of shale gas under the nomination regime. The policy for shale gas exploration under other production sharing contracts (NELP and pre-NELP) is currently being put together.

Early Monetization of Discoveries

In October 2013, the MoPNG issued policy guidelines on the Integrated Development Plan (“IDP”) to ensure that existing and new hydrocarbon discoveries are brought to production as soon as possible. The policy enables operators to submit an IDP for multiple discoveries and to sell hydrocarbons from those discoveries pending final approval of the field development plan. This will enable contractors to commit significant risk capital to develop the required infrastructure in a timely manner and achieve optimal development of reservoirs.

Regulations pertaining to our oil and gas blocks located in Sri Lanka and South Africa

Petroleum Resources Act - Sri Lanka

The Petroleum Resources Act provides for the grant of a license for exploration, development and production of petroleum in Sri Lanka. Under the said Act, the Government of Sri Lanka has executed a Petroleum Resources Agreement and a license has been granted to Cairn Lanka (Pvt) Limited to explore and exploit petroleum.

Petroleum Resources Development Act - South Africa

The Mineral and Petroleum Resources Development Act is the law governing exploitation of minerals and petroleum in South Africa. An exploration license has been granted to Cairn South Africa Pty Limited for exploration of petroleum resources in South Africa under the law. Petroleum Agency SA is the nodal agency for all approvals.

Environmental Laws

Our business is subject to environmental laws and regulations. The applicability of these laws and regulations varies from operation to operation and depends on jurisdiction in which we operate. Our operations require environmental and other permits covering, amongst other things, water use and discharges, stream diversions, solid waste disposal and air and other emissions. Major environmental laws applicable to our operations include The Environment (Protection) Act, 1986, Forest (Conservation)

Act, 1980, or Forest Act and the Forest Conservation Rules, 2003, Hazardous Wastes (Management and Handling) Rules, 1989, Water (Prevention and Control of Pollution) Act, 1974, Water (Prevention and Control of Pollution) Cess Act, 1977, Air (Prevention and Control of Pollution) Act, 1981, The Coal Mines (Nationalization) Act, 1973, or Coal Nationalization Act, Coking Coal Mines (Nationalization) Act, 1972, Coal Mines (Taking Over of Management) Act, 1973, Coking Coal Mines (Emergency Provision) Act, 1971, Coal Bearing Areas (Acquisition and Development) Act, 1957, Coal Mines (Conservation and Development) Act, 1974 and the New Coal Distribution Policy, 2007.

The Environmental Protection Act, 1986, the Water (Prevention and Control of Pollution) Act, 1974 and the Air (Prevention and Control of Pollution) Act, 1981 provide for the prevention, control and abatement of pollution. Pollution control boards have been set up in states in India to exercise the powers under these statutes to prevent and control pollution. Companies must obtain the clearance of state pollution control boards before emitting or discharging effluents into the environment.

In case the project value exceeds Rs. 1 billion for a new project or Rs. 500 million for the expansion of existing oil and gas exploration and production project, the project also requires the approval of the MoEF.

The Hazardous Waste (Management and Handling) Rules, 1989 define waste oil and oil emulsions as hazardous wastes and impose an obligation on each occupier and operator of any facility generating hazardous waste to dispose of such hazardous wastes properly. It also imposes obligations in respect of the collection, treatment and storage of hazardous wastes. Each occupier and operator of any facility generating hazardous waste is required to obtain an approval from the relevant state Pollution Control Board for collecting, storing and treating the hazardous waste.

In addition, the Merchant Shipping Act, 1958 provides for liability in respect of loss or damage caused outside the ship by contamination resulting from the escape or discharge of oil from the ship, wherever such escape or discharge occurs.

Power Sector

Licencing Requirements

Under the Electricity Act, 2003 (“Electricity Act”), the transmission, distribution of, and trading in electricity require licences from the appropriate Central or State Electricity Regulatory Commissions (respectively, “CERCs” and “SERCs”, and collectively, “ERCs”), unless exempted. The Tariff Policy, 2006 requires all procurement of power after January 6, 2006 to be through the bidding route. The CERC (Terms and Conditions of Tariff) Regulations, 2009, or Tariff Regulations, apply where a tariff for a generating station or unit (other than those based on non-conventional energy sources) and transmission system is yet to be determined by CERC. In compliance with the Electricity Act, the GoI announced the National Electricity Policy in February 2005. The Electricity Act requires CEA to frame a National Electricity Plan once in five years and revise such plan from time to time in accordance with the National Electricity Policy.

Mega Power Projects

Under the Mega Power Policy introduced by the MoP on November 10, 1995 and amended on December 14, 2009, power projects which meet certain criteria are eligible to be classified as mega power projects.

Ultra Mega Power Projects

With the aim of meeting India’s significant power requirements, the GoI proposed the construction of Ultra Mega Power Projects or UMPPs in 2006. The award of the projects is based on competitive bidding processes, with the amount of normalised tariff for 25 years being a significant factor in their selection.

Employment and Labor Laws

We are subject to various labor, health and safety laws which govern the terms of employment of our laborers at our mining and manufacturing facilities, their working conditions, the benefits available to them and the general relationship between our management and such laborers. These include the Industrial Disputes Act, 1947, Factories Act, 1948, Contract Labor (Regulation and Abolition) Act, 1970, Employee State Insurance Act, 1948, Payment of Wages Act, 1936, Minimum Wages Act, 1948, Workmen’s Compensation Act, 1923, Payment of Gratuity Act, 1972, Payment of Bonus Act, 1965, and Employees’ Provident Funds and Miscellaneous Provisions Act, 1952.

Other Laws

The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013, or Land Acquisition Act

The Land Acquisition Act was notified with effect from 1 January 2014. The law replaces the 120 year old legislation the Land Acquisition Act, 1894 and is a unified legislation for acquisition of land and adequate rehabilitation mechanisms for all affected persons. As per the provisions of the Land Acquisition Act, the central government or appropriate state government is empowered to acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom the land is so acquired. There is also a mandatory requirement under the Act for Social Impact Assessment accompanying every land acquisition, to consider the social costs and benefits arising of such acquisition and a participative process has been prescribed for such acquisition by imposing the condition of obtaining consent of the requisite majority i.e. prescribed under the Act i.e. consent of up to 80% of people whose land is acquired for private projects and of 70% of the landowners in the case of public-private partnership projects and discussions and objections at every stage of the acquisition proceedings. It also provides for compensation as high as four times more than the existing practice in rural areas and two times in urban areas.

Companies Act, 1956 and Companies Act, 2013

The Companies Act, 2013 to replace the Companies Act, 1956 which curently governs the formation, financing, functioning and winding up of companies, received assent in August 2013 and the 470 section legislation has been partially notified. The Companies Act, 2013 seeks to consolidate and amend the law relating to the companies and intends to improve corporate governance and to further strengthen regulations for corporates. The major features introduced by the 2013 Act include formulation of a corporate social responsibility policy and spending towards such activities, increased responsibility of independent directors and setting up of a National Financial Reporting Authority. Some new concepts such as one-person company, small companies, dormant company, class action suits, and registered valuers have also been included.

C. Corporate Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2014:

Vedanta Resources Plc
Group Structure as of 31 March, 2014

Sesa Sterlite Limited
1.20%
1.50%
13.54%
41.96%
Cairn India Group

Country of Incorporation :

- India
- Australia
- Zambia
- Liberia
- Netherlands
- Mauritius
- USA
- Great Britain (UK)
- Cyprus
- UAE
- Jersey (Channel Islands)
- Ireland
- South Africa
- Bahamas
- Namibia

* for Volcan Holding in Vedanta, % of Voting shares is considered.

(1)	Volcan is owned and controlled by the Trust. Conclave is the trustee of the Trust and controls all voting and investment decisions of the Trust. As a result, shares beneficially owned by Volcan may be deemed to be beneficially owned by the Trust and, in turn, by Conclave. The beneficiaries of the Trust are members of the Agarwal family, who are related to Mr. Anil Agarwal. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, as protector of the Trust, may be deemed to have deemed beneficial ownership of shares that are beneficially owned by the Trust.
(2)	We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.
(3)	We have exercised our option to acquire the remaining 49.0% of BALCO owned by the GoI on March 19, 2004. The exercise of this option has been contested by the GoI. The GoI has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

The principal members of our consolidated group of companies are as follows:

1.	Sesa Sterlite. The company was originally incorporated in Goa on February 5, 1954 under the Portuguese Commercial Code as a private limited company on June 25, 1965 under the name “Sesa Goa Private limited” under the Companies Act 1956. It became a public limited company on April 16, 1981 pursuant to fresh certificate of incorporation issued by the Registrar of Companies, Goa, Daman and Diu. Thereafter the name of the company was changed from “Sesa Goa Limited” to “Sesa Sterlite Limited” pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on September 18, 2013 pursuant to the Re-organization Transactions. Our ADSs are listed on the NYSE. Vedanta, through its subsidiaries, owned 58.29 % of our issued share capital as on March 31, 2014, and controls our management. The remainder of our share capital is held by Bhadram Janhit Shalika (previously known as the SIL Employees Welfare Trust), Franklin Templeton Investment Funds, Life Insurance Corporation of India and other institutional and public shareholders (41.7%).

2.	BALCO. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The GoI owns the remaining 49.0%. We exercised an option to acquire the GoI’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the GoI. Further, the GoI retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminium business.

3.

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

4.	Cairn India: Our oil and gas business is owned and operated by Cairn India and its subsidiaries. On January 9, 2007, Cairn India was listed on the NSE and BSE. Vedanta acquired 58.5% of the fully diluted share capital of Cairn India from Cairn Energy Plc on December 8, 2011, and Vedanta’s shareholding in Cairn India was transferred to us pursuant to the Re-organization Transactions. As of March 31, 2014, our total ownership interest in Cairn India was 58.9%. Cairn India’s head office is located in Gurgaon New Delhi. We have offices in India including in Andhra Pradesh, Gujarat, Rajasthan, Tamil Nadu, Colombo and London. We are primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products.

5.	Sterlite Infra Limited. Sterlite Infra Limited was incorporated on June 25, 1999, state of Maharashtra, India, and its registered office is located in Tuticorin, State of Tamil Nadu. Sterlite Infra Limited is our wholly owned subsidiary. During fiscal year 2011, Sterlite Infra Limited acquired the zinc business of Anglo American Plc which included the acquisition of 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia, a 74.0% stake in BMM, which owns the Black Mountain mine and the Gamsberg Project, in South Africa and a 100.0% stake in Lisheen which owns the Lisheen mine in Ireland.

6.	Skorpion. Skorpion, previously Anglo Base Namibia Holdings (Proprietary) Limited, previously Ambase Exploration (Namibia) Proprietary Limited was incorporated on June 16, 1998. The company has its headquarters at the Skorpion Zinc mine site, which is situated 25 km north of Rosh Pinah Namibia. The company’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. The company holds the entire share capital in the following companies: Skorpion Zinc (Proprietary) Limited, Namzinc Proprietary Limited and Skorpion Zinc (Proprietary) Limited is an investment holding company, holding the entire share capital in Namzinc and Skorpion. Namzinc operates a zinc refinery, who procures oxide zinc ore from Skorpion, who in turn extracts the ore from an open pit zinc deposit.

7.	BMM. BMM is an underground mining operation located at Aggeneys in the Northern Cape. It produces zinc, lead and copper concentrates which are sold both locally and exported to international customers through the Saldanha harbour. The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 28,000 tons of zinc, 38,000 tons of lead, 6,800 tons of copper and 46 tons of silver in concentrate, annually. Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM. The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.8 mmtpa plant feed and the share hoisting capacity is approximately 150,000 tpm. All production stopes are backfilled and waste filled, integrated into the mining sequence.

8.	Vedanta Lisheen Holdings Limited: Lisheen is located in County Tipperary in Ireland, 160 km SW of Dublin, Republic of Ireland Lisheen is a world-class zinc operation, consisting of an underground mine, concentrator and backfill plant, producing approximately 151,000 tons of zinc in concentrate annually. In addition, Lisheen produces 21,000 tons of lead concentrate annually. The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks, mainly limestone, which were formed approximately 320 million years ago. The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine extracts lead and zinc ore from underground, processes this into zinc and lead concentrates and sells these concentrates to smelters and customers in Europe, Asia, North Africa and the US. The deposit was discovered in 1990 and construction commenced in 1997 and in late 1999 production commenced from the two main ore bodies. The production from third ore body was commenced in 2006. The average depth is approximately 190 meters below surface and as pre current planning and financial forecasts the end of production is scheduled to 2015.

9.	MALCO Energy Limited: MALCO was incorporated in Mettur, Tamil Nadu. MALCO’s equity shares were listed and traded on the NSE and BSE, and were subsequently delisted on June 19, 2009. Vedanta, through Twin Star and Welter Trading held 94.8% of MALCO’s share capital and controls the management. The remaining 5.4% ownership interest in MALCO is held by public shareholders. Pursuant to the Re-organization Transactions, MALCO merged with and into us through the issue of our shares to the shareholders of MALCO on a 7 for 10 basis. MALCO’s power business was sold to Vedanta Aluminium for a cash consideration of Rs. 1,500 million ($25 million), which is now renamed as MALCO Energy Limited.

10.	Talwandi Sabo Power Ltd: TSPL was incorporated as a special purpose vehicle by Punjab State Power Corporation Limited for development of 1980 MW on build-own-operate basis. TSPL has a 1,980 MW coal based thermal power plant facility (comprising of three units of 660 MW each) in Mansa in the state of Punjab. We have budgeted approximately Rs. 115,460 million ($1,924.3 million) cost of the project.

The key entities that control us are as follows:

1.	Volcan. Volcan holds 62.3% of the share capital and 69.6% of the voting rights of Vedanta. Volcan is 100% owned and controlled by the Trust. Conclave is the trustee of the Trust and controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman, is the protector of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “- Vedanta.” Vedanta is the beneficial owner of 1,819,099,602 equity shares of the Company, consisting of:

(ii)	1,235,726,219 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

(iii)	401,496,480 equity shares held by Finsider;

(iv)	44,343,139 equity shares held by Westglobe; and

(v)	38,241,056 equity shares held by Welter Trading.

Volcan is the majority shareholder of Vedanta, which is the sole shareholder of VRHL, which is the sole shareholder of each of Twinstar and VRFL. VRFL is the sole shareholder of VRCL, which is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly owned by the Trust. Conclave is the trustee of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Mr. Anil Agarwal disclaims any such beneficial ownership of the shares.

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

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, United Arab Emirates, Liberia and Sri Lanka. We have experienced significant growth in recent years through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011 and by successfully growing our acquired businesses. We have further strengthened our presence across commodities further through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

Our revenue and operating profit increased from Rs. 598,116 million and Rs. 107,525 million in fiscal year 2012 to Rs. 722,303 million and Rs. 129,511 million in fiscal year 2013, respectively representing an increase of 20.8% and 20.4% respectively and further increased to Rs. 725,243 million ($ 12,087.4 million) and Rs. 127,528 million ($ 2,125.5 million) in fiscal year 2014, respectively representing an increase of 0.4% in revenue and a decrease of 1.5% in the operating profit compared to the previous year.

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
	2012	2013	2014
	(in percentages)
Revenue:

Zinc – India	18.6	17.1	18.2
Zinc – International	6.9	6.0	5.5
Oil & Gas	7.5	24.3	25.8
Iron Ore	14.8	3.6	2.3
Copper	33.7	30.1	28.4
Aluminium	13.7	13.7	14.9
Power	4.4	4.7	4.8
Other	0.4	0.5	0.1

Total	100.0	100.0	100.0

Operating Profit:

Zinc – India	50.3	45.1	48.4
Zinc – International	5.6	3.9	1.9
Oil & Gas	15.7	38.9	42.3
Iron Ore	21.5	(0.1)	(4.3)
Copper	7.2	6.6	7.0
Aluminium	(2.4)	0.8	3.9
Power	2.2	4.9	1.2
Other	(0.1)	(0.1)	(0.4)

Total	100.0	100.0	100.0

Segment Profit(1):

Zinc – India	35.2	26.0	27.2
Zinc – International	10.3	6.4	5.1
Oil & Gas	20.0	52.1	55.1
Iron Ore	20.3	1.8	(1.1)
Copper	5.9	4.4	4.5
Aluminium	4.6	4.6	6.4
Power	3.7	4.7	2.9
Other	—	—	(0.1)

Total	100.0	100.0	100.0

Note:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation and amortization from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating profit to segment profit for the periods presented:

	For the Year Ended March 31,
	2012	2013	2014	2014
	(recast)	(recast)
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Zinc India:

Operating profit	54,060	58,341	61,696	1,028.3
Plus: Depreciation and amortization	5,236	5,886	6,946	115.8

Segment profit	59,296	64,227	68,642	1,144.0

Zinc International:

Operating profit	6,008	5,078	2,484	41.4
Plus: Depreciation and amortization(1)	11,359	10,634	10,345	172.4

Segment profit	17,367	15,712	12,829	213.8

Oil & Gas:

Operating profit	16,887	50,370	53,942	899.0
Plus: Depreciation, depletion and amortization	16,938	78,132	85,511	1,425.2

Segment profit	33,825	128,502	139,453	2,324.2

Iron Ore:

Operating profit/(loss)	23,115	(77)	(5,476)	(91.2)
Plus: Depreciation and amortization	11,114	4,607	2,776	46.2

Segment profit/(loss)	34,229	4,530	(2,700)	(45.0)

Copper:

Operating profit	7,765	8,517	8,876	147.9
Plus: Depreciation and amortization	2,173	2,351	2,553	42.6

Segment profit	9,938	10,868	11,429	190.5

Aluminum:

Operating profit/(loss)	(2,585)	960	4,979	83.0
Plus: Depreciation and amortization(2)	10,327	10,325	11,152	185.9

Segment profit	7,742	11,285	16,131	268.9

Power:

Operating profit	2,335	6,393	1,494	24.9
Plus: Depreciation and amortization	3,964	5,158	5,935	98.9

Segment profit	6,299	11,551	7,429	123.8

Others:

Operating profit/(loss)	(60)	(71)	(467)	(7.8)
Plus: Depreciation and amortization	—	10	210	3.6

Segment profit/(loss)	(60)	(61)	(257)	(4.2)

(1)	Includes impairment charge of Rs. 2,873 million ($ 47.9 million) in the fiscal year 2014
(2)	Includes impairment charge of Rs. 668 million ($ 11.1 million) in the fiscal year 2014
(3)	The consolidated statement of profit or loss for the period ended March 31, 2010, 2011, 2012 and 2013 have been retroactively adjusted (“recast”) to give effect of common control transactions. See Notes 1 and 3 (D) to the consolidated financial statements.

Consolidation and re-organization of Sesa Goa, SIIL, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite

On February 25, 2012, Vedanta announced an all-share merger of Sesa Goa and Sterlite to create Sesa Sterlite and to effect the consolidation and simplification of Vedanta’s corporate structure through the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”. On August 17, 2013, Re-organization Transactions became effective and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013.

On August 19, 2013, Sesa Goa furnished to the SEC a notice, as required under Rule 12g-3(f) under the Exchange Act which provided that Sesa Goa was the successor issuer to SIIL under the Exchange Act. Further, the equity shares of Sesa Goa with a par value of Re. 1 each, would be traded in the United States in the form of ADSs, where each ADS would represent four equity shares of Sesa Goa and such ADSs would be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act. The ADSs of Sesa Goa were registered for trading on the NYSE on September 13, 2013. On September 23, 2013, Sesa Goa submitted to the SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following the approval from the Registrar of Companies, Goa on September 18, 2013.

The Amalgamation and Re-organization Scheme

The Amalgamation and Re-organization Scheme was made effective in the month of August 2013. In accordance with the Amalgamation and Re-organization Scheme

(i)	SIIL merged with and into Sesa Goa (which has been renamed as Sesa Sterlite) through the issue of Sesa Goa shares to SIIL shareholders (other than MALCO) on a 3 for 5 basis resulting in the issue of 1,944,874,125 Sesa Goa shares to SIIL shareholders. The holders of SIIL ADSs received 3 Sesa Goa ADSs for every 5 existing SIIL ADSs. The outstanding convertible bonds have become convertible bonds of Sesa Goa with equivalent rights and obligations;

(ii)	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

(iii)	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a 7 for 10 basis, resulting in the issue of 78,724,989 Sesa Goa shares to the shareholders of MALCO and therefore MALCO’s holding in SIIL was cancelled;

(iv)	Sterlite Energy merged with and into Sesa Goa for no consideration;

(v)	Vedanta Aluminium’s aluminium business merged with and into Sesa Goa for no consideration; and

(vi)	Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which held Vedanta’s 70.5% ownership interest in Vedanta Aluminium, merged with and into Sesa Goa. SIIL held the remaining 29.5% of the shares of Vedanta Aluminium and upon this concurrent amalgamation scheme becoming effective, Vedanta Aluminium became a wholly-owned subsidiary of Sesa Sterlite.

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, a special leave petition challenging the orders of the High Court of Judicature of Bombay at Goa was filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs. Further, a creditor and a shareholder have challenged Amalgamation and Re-organization Scheme in the High Court of Madras. The said petitions are pending for hearing and admission.

Cairn India Consolidation

Pursuant to the share purchase agreement, dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Cairn India and an associated debt of $5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $1. With effect from August 26, 2013, TEHL, TMHL and Cairn India (including all of its subsidiaries) are now subsidiaries of the Sesa Goa. As a result, Sesa Sterlite held 58.76% of the total shareholding of Cairn India as of August 26, 2013.

Acquisition of Power Assets

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and Sesa Goa, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90MW operational and 210 MW under development) at Lanjigarh, was purchased by the Company at a consideration of Rs. 28,929 million ($482.2 million).

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, realization discount to Brent, our cost of production, our production output, government policy in India and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / London Bullion Market Association prices in our zinc and aluminium businesses, other benchmark prices in our oil, gas and iron ore businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply of and demand for zinc, lead, silver, oil, gas, iron ore, copper and aluminium among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the year ended March 31, 2014, the decline in commodity prices adversely impacted our revenue and operating profit. During fiscal year 2014, average prices fell by 1.9% for zinc, 1.0% for lead, 29.8% for silver, 2.3% for Brent, 9.6% for copper and 10.2% for aluminium.

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

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the London Bullion Market Association price of silver. Our zinc business is fully integrated and its profitability is dependent upon the difference between the LME price of zinc and lead, London Bullion Market Association price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining, transportation costs, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less the cost of the sourced alumina and our cost of production.

During the year ended March 31, 2014, 73.8% of BALCO’s alumina requirement and 71.8% of our Orissa Aluminium business’ alumina requirement were imported from third parties, with the rest supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
	2012	2013	2014
	(in US dollars per ton/ounce)
Zinc LME	2,098	1,948	1,909
Aluminium LME	2,313	1,974	1,773
Lead LME	2,269	2,113	2,092
Silver London Bullion Market Association *	35.3	30.5	21.4

*	silver is denominated in $/ ounce

Crude oil and natural gas

Movements in the price of crude oil and discounts to oil prices based on quality parameters significantly affect Cairn India’s results of operations and declines in crude oil prices may adversely affect our revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic conditions, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Lower oil prices may also reduce the economic viability of planned projects planned or those in early stages of development. In addition, a fall in the price of oil may result in the impairment of higher cost reserves and other assets which may result in decreased earnings or losses.

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the fiscal years ended March 31, 2012, 2013 and 2014:

	For the Year Ended March 31,
	2012	2013	2014
	($ per barrel)
European Brent	114.6	110.0	107.5

Realization discount to Brent

The prices of various crude oil are based upon the price of the key benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman. The crude oil prices move based upon market factors such as demand and supply. The regional producers price their crude oil on a premium or discount over the benchmark crude oil based upon differences in quality and competitiveness of various grades.

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. The implied crude price realization generally lies within the stated guidance of 8% - 13% discount to Dated Brent for Rajasthan and 5% - 10% for Cambay, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated prices are almost similar.

Ravva crude is benchmarked to Tapis & Minas crude grades (South Asian crudes) and price realization in general is higher than Dated Brent. The crude oil price benchmarks are based on crude oil sales agreement.

Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. We sell iron ore under long-term price contracts as well as under ruling spot prices. The prices for iron ore are significantly dependent on the global and regional imbalances between the demand for and supply of iron ore, worldwide steel-making capacity and transportation costs. Long-term contract prices fluctuate based on the expected supply and demand of iron ore and the expected steel-making capacity for a period exceeding one year or more, whereas spot prices fluctuate based on short term imbalances between demand and supply. Every quarter, Vale, Rio Tinto and BHP Billiton negotiate with major steel manufacturers and set a benchmark price based on which other countries determine the price for their iron ore. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalty. As of March 31, 2014, we have issued four force majeure letters with respect to four of its long-term ore selling contracts, and all of our remaining long-term iron ore selling contracts have expired.

The following table sets forth the daily average iron ore prices (62% iron) for each of the last three years:

	For the Year Ended December 31,
	2011	2012	2013
Iron Ore
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	$167.6	$128.3	$135.3

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 94.9% of our copper concentrate requirements during fiscal year 2014, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
	2012	2013	2014
	(in US cents per pound)
Copper TcRc	14.5	12.8	16.6

The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 5.1% of our copper concentrate requirements in fiscal year 2014. However, we do not expect to source any copper concentrate from our copper mine, Mt. Lyell, in the near future this mine is placed under care and maintenance since July 2014 due to a mud slide and an incident of a rock falling on the ventilation shaft recently. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	For the Year Ended March 31,
	2012	2013	2014
	(in US dollars per ton)
Copper LME	8,475	7,853	7,103

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission or the CERC determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for upto one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. Tariff for supply of power from our Mettur power plant to the Tamil Nadu Electricity Board is determined by the energy purchase agreement with the Tamil Nadu Electricity Board. In case of our 1,980 MW thermal power plant at Talwandi Sabo, the project was setup through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process. Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets. The average power realization price for the years ended March 31, 2013 and 2014 was Rs. 3.3 and Rs. 3.5 per unit respectively.

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell large quantities of our products in India.

Hedging

We engage in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Quantitative and Qualitative Analysis—Commodity Price Risk.”

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

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its power requirement from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources 37.3% of its thermal coal requirement from South Eastern Coal Fields Limited, a subsidiary of Coal India Limited. We entered into five-year supply agreements in 2008 for five units of 135 MW each, in 2009 for two additional units of 135 MW each and in 2014 for an additional two units of 135 MW each for the Jharsuguda 1,215 MW captive power plant. The remaining coal is sourced through open market purchases and imports. The contract entered in 2008 was further renewed in 2014 until 2018. Shortages of coal at Coal India Limited may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India Limited to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. These allocated coal blocks are regarded as non-reserve coal deposits. In October 2008, the Ministry of Coal approved BALCO’s mining plan. BALCO received the environmental clearance on May 24, 2012 and the second stage forest clearance for the 211.0 million tons coal block on November 14, 2012. BALCO has received the forest diversion clearance and the rehabilitation and resettlement approval and is currently working to obtain the execution of the mining lease. Any change in coal prices on the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.

HZL in January 2006, as part of a consortium with five other partners, secured the award of a coal block from the Ministry of Coal of the GoI. HZL’s share of the coal block is approximately 31.5 million tons which, according to the Ministry of Coal of the GoI, are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the GoI approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field in the State of Chhattisgarh which is falling under moderate to dense forest. The environmental clearance and approval for the forest diversion was initially rejected by the MoEF and accordingly, a letter of rejection was issued by the state government on January 23, 2010. In February 2012, the HZL consortium resubmitted its application, which requires approval from the state government and the MoEF. On February 17, 2014, the Ministry of Coal issued a letter cancelling the coal block allocation stating that the consortium could not obtain forest clearance and also the fact that the same was rejected earlier. The action of Ministry of Coal was challenged by the consortium in the High Court of Chattisgarh and a stay order was granted on March 11, 2014.

After being denied access to the Hasdev Arand field, HZL continues to import coal from third-party suppliers. HZL has also been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI, which will enable it to source coal from mines of Coal India Limited (catering to approximately a quarter of its total coal requirements), although access to this coal has been stopped since April 2013. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

Further, we have obtained coal block allocations of 112.2 million tons from the Ministry of Coal, GoI to support the 2,400 MW thermal-based commercial power facility in the State of Odisha in Eastern India. These allocated coal blocks are regarded as non-reserve coal deposits. There is no significant progress on these coal block allocations.

For our zinc and iron ore business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In iron ore, logistics represents 25% percentage of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments.”

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs. We outsource a majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, Cairn India’s oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the Jharsuguda 2,400 MW power facilities are fully outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.

Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis:(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate U.S. dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for each of the last three fiscal years:

	For the Year Ended March 31,
	Unit of Measurement	2012	2013	2014
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc) (1)	¢/lb	14.5	12.8	16.6

Cost of production before by-product revenue(2)
Zinc India (3)		$1,156	1,111	1,069
Zinc International (4)		$1,233	1,165	1,300
Oil and Gas(5)	$/boe	17.4	22.2	20.9
Iron ore(6)		$33.7	41.3	40.9
Copper smelting and refining(7)	¢/lb	19.4	20.1	18.8
Aluminium(8)		$2,101	1,887	1,664
Power – Jharsuguda 2400 MW plant	Rs./unit	2.6	2.1	2.1

Cost of production net of by-product revenue(2)
Zinc India (3)		$1,010	981	985
Zinc International(4)		$1,139	1,089	1,167
Oil and Gas(5)	$/boe	17.4	22.2	20.9
Iron ore(6)		$33.7	41.3	40.9
Copper smelting and refining(7)	¢/lb	0.0	8.7	9.7
Aluminium(8)		$2,091	1,879	1,658
Power - Jharsuguda 2400 MW plant	Rs./unit	2.6	2.1	2.1

Notes:

(1)	Represents our average realized TcRc for the period.
(2)

Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.
(3)	Cost of production of zinc before by-product revenue increased from Rs. 60,472 per ton for the fiscal year 2013 to Rs. 64,663 per ton for the fiscal year 2014. This was due to depreciation of the Indian Rupee, higher mine development charges and diesel prices, partly offset by higher volumes and operating efficiencies. Cost of production of zinc net of by-product revenue increased from Rs. 53,446 per ton in fiscal year 2013 to Rs. 59,561 per ton in fiscal year 2014. The increase was due to increase in costs as explained above and lower by-product sulphuric acid prices.
(4)	Cost of production before by-product credit increased from $1,165 per ton to $1,300 per ton, an increase of 11.6%, on account of lower volumes due to lower ore grades and higher treatment and refining charges. The increase in the cost net of by-product credit was relatively lower at 7.1%, from $1,089 per ton in fiscal year 2013 to $1,167 per ton in fiscal year 2014, due to reasons mentioned above partially offset by higher by-product revenue from Lisheen and BMM.
(5)	Cost of production for oil and gas, marginally decreased to $ 20.9 per net boe in fiscal year 2014 from $ 22.2 per net boe in fiscal year 2013, primarily on account of higher production output.
(6)	Cost of production for iron ore, marginally decreased by $ 0.4 to $ 40.9 from $ 41.3 in fiscal year 2013, primarily on account of rupee depreciation against the US dollar. The cost of production in the rupee terms has increased due to lower volumes.
(7)	Cost of production, when compared before offsetting the by-product and free copper revenue decreased by 1.2 ¢/lb to 18.8¢/lb from 20.1 ¢/lb in fiscal year 2013, mainly due to lower volumes. When computed net of by-product and free copper revenue, the cost of production increased from 8.7 ¢/lb in fiscal year 2013 to 9.7 ¢/lb in fiscal year 2014, primarily due to significantly lower by-product credits. Average realization on the sale of sulphuric acid, a by-product reduced from Rs. 1,805 per ton in fiscal year 2013 to Rs. 1,278 per ton in fiscal year 2014.
(8)	The cost of production before adjusting by-product revenue decreased from Rs. 102,725 per ton in fiscal year 2013 to Rs. 100,640 per ton in fiscal year 2014. There was decrease in the cost of production at Jharsuguda, partially offset by increase in cost of production at Korba. The cost of production of hot metal at Jharsuguda decreased mainly due to decrease in power costs driven by operational efficiencies, better coal mix, reduced specific coal consumption and specific power consumption. The cost of production at Korba smelter increased on account of power costs when the agreed coal quota allowances tapered by another 25% in the fiscal year 2014, which was partially offset by the improved operational efficiency of the plant. The cost of production net of by-product credit decreased from Rs. 102,339 per ton in fiscal year 2013 to Rs. 100,400 per ton in fiscal year 2014, primarily due to the reasons discussed above.

We present below the cost of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, treatment and refining charges and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Royalty is paid on mining and this cost is included in determining the cost of production. The total cash cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this Annual Report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•	Cost of production of power for the Jharsuguda 2400 MW power plant (and not for the 274 MW HZL power plant, the 270 MW BALCO power plant and 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating , maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

For more information see Note (2) to the table on page 13 of Item 3A: “Key Information – Selected Consolidated Financial Data”.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products which we produce, so the revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the last three fiscal years:

		For the Year Ended March 31,
	Product	2012		2013	2014
		(tons except where otherwise stated)
Zinc India	Zinc	758,716		676,923	749,167
	Lead	92,099		118,316	122,596
	Silver (Kilograms)	206,944		373,900	349,620
Zinc International
— Skorpion	Zinc	144,755		145,342	124,924
— BMM	Copper(3)	2,709		3,799	6,880
	Zinc(3)	31,769		38,577	28,999
	Lead(3)	53,578		48,883	37,574
— Lisheen	Zinc(3)	183,206		169,485	151,022
	Lead(3)	30,202		23,407	21,048
Oil & gas (on net basis)
	Crude Oil (mmbbls)	8.4	(5)	32.5	32.2
	Natural Gas (mmscfd)	1.2	(5)	2.9	3.9
Iron ore	Saleable Ore Production (dmt)	13.8		3.7	1.5
Copper	Copper cathode(1)	325,877		353,154	294,434
	Copper rods	161,421		171,855	123,053

Aluminium	Ingots(2)	263,843		314,293	335,722
	Billets	65,893		98,299	121,232
	Rods	267,319		295,451	286,252
	Rolled Products (2)	69,157		58,587	51,083
	Hot Metal	9,164		7,396	—
Power	Power (Million Units) (4)	8,084		10,112	9,374

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(2)	Includes production capitalized in fiscal years 2012, 2013 and 2014 of 6,478 tons, 724 tons and 691 tons respectively.
(3)	Refers to mined metal content in concentrate.
(4)	Includes production under trial run in fiscal years 2012, 2013 and 2014 of 926 million units, 795 million units and nil units respectively.
(5)	2012 represents period from December 8, 2011 to March 31, 2012.

Any general ban on resource extraction activities by the government of a jurisdiction containing resource extraction operations of us could have the effect of closing or limiting production from its operations. For example, our total iron ore production declined from 3.7 million tons in fiscal year 2013 to 1.5 million tons in fiscal year 2014 due to a mining ban imposed in Goa and Karnataka during these periods. See “Item 4. Information on the Company—B. Business Overview—Our Business—Iron Ore Business” for more details. Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.

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

Profit Petroleum

GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing and producing the hydrocarbons, which is known as “Cost

Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts. Profit Petroleum sharing between GoI and the contractor is determined by (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan block as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the Post Tax Rate of Return investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

Following table summarizes the current government share of profit petroleum for various development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2012	2013	2014
Ravva	60%	60%	60%
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Cambay – CB-X	60%	60%	60%
Rajasthan – DA1	20%	20%	30%
Rajasthan – DA2	—	20%	20%

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

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

	March 1, 2011 to August 12, 2013	August 13, 2013 to Present
Copper	5.0%	5.0%
Copper concentrate	2.5%	2.5%
Zinc	5.0%	5.0%
Lead	5.0%	5.0%
Silver	6.0%	10.0%
Aluminium	5.0%	5.0%

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

In February 2011, the import duty on copper concentrate and rock phosphate was increased from 2.0% to 2.5%, and a 1% excise duty was also imposed on fly ash. The excise duty on fly ash was further increased to 2% vide notification dated February 17, 2012 in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on fly ash becomes 6%.

Goods imported for the purposes of “Petroleum operations” are exempt from customs duty. Pursuant to a notification in March 2013, a customs duty of 2.5% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal years 2013 and 2014, exports accounted for 22.6% and 18.5% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2012 to September 20, 2013 (percentage of F.O.B value of exports)	September 21, 2013 to present (percentage of F.O.B value of exports)
Zinc concentrate	1.5%	1.3%
Zinc ingots	2.0%	1.7%
Lead concentrate	1.5%	1.3%

In fiscal years 2013 and 2014, exports accounted for 54.8% and 56.8%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, in the form of Marked Linked Focus Product Scheme as a percentage of the F.O.B value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to Present (percentage of F.O.B value of exports)
Copper cathode	2.0%
Copper rods #	2.0%
Lead concentrate	1.5%

#	Applicable for export to Czech Republic only.

In fiscal years 2013 and 2014, exports accounted for 12.6% and 28.2% respectively, of our aluminium business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	October 1, 2011 to September 12, 2013	September 13, 2013 to present

Aluminium ingots	2.0%	1.7%
Aluminium rods	2.0%	1.7%
Aluminium rolled products	3.0%	3.0%

In the case of sales to Focus Markets (as defined herein), export assistance premiums for these products would extend to 3 to 4% of the F.O.B value of exports made to the countries specified under the Focus Market Scheme. The Focus Markets Scheme was implemented under Chapter 3 of the Foreign Trade Policy of India in 2009. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain focus markets, including, but not limited to Argentina, Austria, Chile, Cambodia, New Zealand and Bulgaria (“Focus Markets”). The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the Free on Board value of exports).

Effective from March 1, 2011, the GoI raised export duty on iron ore fines and lumps from 5% and 10% respectively to an even rate of 20%, ad valorem on the Free on Board value of exports. Effective from December 30, 2011, the GoI further raised the rate of export duty on iron ore fines and lumps from 20% to 30%.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2014 was charged at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 33.9% and on non-resident companies was charged at statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.7% during fiscal year 2014. We have an effective tax rate lower than the statutory rate, benefiting from tax holiday in Rajasthan Block under Section 80-IB (9) of the Income Tax Act, 1961.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax, whichever is greater. The effective Minimum Alternate Tax rate during fiscal year 2014 for Indian companies was 20.9% and for non-resident companies was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as Minimum Alternate Tax over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20% from 16.995% in the earlier year. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

We currently pay an excise duty of 12.0% (prior to December 6, 2008 the excise duty was 14.0%, from December 6, 2008 to February 23, 2009, the excise duty was 10.0%, from February 24, 2009 to February 26, 2010, the excise duty was 8.0%, from February 27, 2010 to March 16, 2012 the excise duty was 10%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale. We charge the excise duty and additional charge to our domestic customers. We pay excise duty on metallurgical coke at the rate of 6.0% and an additional charge of 3.0% on the excise duty. HZL pays excise duty on silver at the rate of 8.0% effective from August 13, 2013 (4.0% prior to that) and an additional charge of 3.0% on the excise duty.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 8.4% with effect from August 13, 2009 (which was with the rate being 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 12.7% (with the rate being 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. Royalty payable at our iron ore business is at 10% ad valorem, the rate declared by the Indian Bureau of Mines on monthly basis.

Royalty is also payable at Cairn India to the state government of Rajasthan, Andhra Pradesh and Gujarat for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For Rajasthan Block, entire royalty payments are made by ONGC at the rate of 20% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Cess is paid at the rate of Rs. 4500/MT for crude oil which was Rs. 2500/MT till March 16, 2012, with additional Rs. 51.5/MT as National Calamity Contingent Duty, or NCCD. Sales tax payments are made at the rate of 2% (Central Sales Tax) on sale of both crude oil and natural gas.

For Ravva block, royalty is Rs. 481/MT and cess is fixed at Rs. 900/MT on crude oil. Royalty on natural gas is 10% of well-head value of gas. Sales tax payments stand at 2% (Central Sales Tax) or 5% (Value Added Tax) on crude oil and 14.5% on natural gas.

For Cambay block, entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate Rs. 51.5/MT. Sales tax payments (Value Added Tax) are made at the rate of 5% and 15% on crude oil and natural gas, respectively.

For all the above blocks, education surcharge was paid at 3% of applicable cess value, which has been discontinued as per Ministry of Finance circular with effect from December 2013. We also pay royalties to the state government of Tasmania in Australia, based on our extraction of copper ore. The royalty is based on the operations at CMT at a rate equal to (a) the sum of (x) 1.9% (1.6% upto December 31, 2011) of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.35% (5.0 % up to December 31, 2011) of revenue, effective from January 1, 2012.

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

We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within Sesa Sterlite and in some of our operating subsidiaries such as Cairn, BALCO and HZL. HZL’s export unit, effective from the quarter ended June 30, 2008, has benefited from its 100.0% export unit status, where profits on export sales are exempt from tax for a specified period. The export unit status expired on March 31, 2011. HZL also benefits from a tax holiday exemption with respect to its zinc ingot melting and casting plant at Haridwar and silver refinery, zinc and lead melting casting plant at Pantnagar in the state of Uttarakhand in North India. Cairn’s block at Rajasthan Block enjoys tax holiday with respect to its Rajasthan Blocks. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions and HZL has also benefited from establishing wind energy generating projects. In addition, a large part of Sesa Sterlite and HZL’s investment of surplus cash are in tax exempt instruments. Commercial power business also enjoys a tax exemption on their independent power plants for ten years from the date of commencement of their operations. The Vizag port is also subject to favorable tax treatment.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc, iron ore, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar South African Rand and Namibian dollar has the opposite effect on our results of operations. For more information on the fluctuations in the value of the Indian Rupee against the US dollar, the Australian dollar, South African Rand and Namibian dollar, see “Item 10. Additional Information—D. Exchange Controls—Exchange Rates.”

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. In the course of preparing these financial statements, our management has made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our significant accounting policies, see Note 3 to the Consolidated financial statements included in this Annual Report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

We believe the critical accounting estimates are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

See “Note 3. U. “Critical accounting judgements and estimation uncertainty” of Notes to the Consolidated financial statements” for a detailed discussion on the critical accounting estimates.

Results of Operations

Overview

Consolidated Statement of Profit or Loss

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Year Ended March 31,
	2012	2013	2014
	(in percentages)
Consolidated Statement of Profit or Loss:
Revenue	100.0	100.0	100.0
Cost of sales	(72.9)	(77.1)	(76.9)

Gross Profit	27.1	22.9	23.1
Other operating income	0.4	0.5	0.6
Distribution expenses	(5.4)	(2.3)	(1.7)
Administration expenses	(4.1)	(3.2)	(4.4)

Operating profit	18.0	17.9	17.6
Investment and other income	3.9	4.9	5.8
Finance and other costs	(7.7)	(7.6)	(10.0)
Share in consolidated profit of associate	0.7	—	—

Profit before taxes	14.9	15.2	13.4
Income tax expense	(1.3)	1.0	(4.8)
Profit for the year	13.6	16.2	8.6
Profit attributable to:
Equity holders of the parent	8.6	8.6	2.2
Non-controlling interest	5.0	7.6	6.4

Net revenue by Geographic Location

The primary markets for our products are India, China and Belgium. Other markets include number of countries mostly in the Asia, Middle East and Europe. We endeavor to sell as large a quantity of our products as possible in India due to the Indian market premium that we receive on sales in India. The following table sets forth our revenue from each of our primary markets and our revenue from each of our primary markets as a percentage of our total revenue for the periods indicated:

	2012		2013		2014
	(Rs in million)	% of revenue	(Rs in million)	% of revenue	(Rs in million)	(US dollars in millions)	% of revenue
India	324,852	54.3	506,264	70.1	499,064	8,317.7	68.8
China	112,805	18.9	76,992	10.6	67,825	1,130.4	9.4
Belgium	42,338	7.1	23,713	3.3	7,891	131.5	1.1
Others	118,121	19.7	115,334	16.0	150,463	2,507.8	20.7

	598,116	100.0	722,303	100.0	725,243	12,087.4	100.0

Notes:

(1)	Other markets primarily include South Korea, Malaysia, Singapore, Vietnam, Indonesia, Taiwan, Saudi Arbia, Belgium, Switzerland, Netherlands, UK, Italy, Spain, Denmark, South Africa, Tanzania, Nigeria, Oman, Turkey, UAE, Kenya and Nepal.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business.

	Year Ended March 31,
	2012	2013	2014
	(%)
Consolidated	19.8	35.3	34.4
Zinc – India	39.3	40.2	41.2
Zinc – International	95.6	96.9	97.5
Oil & Gas*	100.0	100.0	100.0
Iron Ore	38.5	39.0	42.4
Copper	39.5	39.8	30.4
Aluminium	36.9	45.5	29.4
Power	82.7	83.4	83.8

*	2012 represents period from December 8, 2011 to March 31, 2012.

No single customer accounted for 10.0% or more of our revenue on a consolidated basis in any of the years indicated except for our oil and gas business, where, a single customer accounted for more than 11% of our revenue on a consolidated basis in fiscal year 2014. This customer accounted for less than 10% of our revenue in fiscal year 2013.

Comparison of years ended March 31, 2013 and March 31, 2014

Revenue and Operating Profit

Consolidated

Revenue increased from Rs. 722,303 million in fiscal year 2013 to Rs. 725,243 million ($ 12,087.4 million) in fiscal year 2014, an increase of Rs. 2,940 million, or 0.4%. Revenue increased in fiscal year 2014 mainly driven by increased sales volume across oil and gas, Zinc India and aluminium businesses, mainly due to record oil and gas production and increased volume of refined zinc, lead and integrated silver at Zinc India. Depreciation of Indian rupee against the US dollar by 11.1% in fiscal year 2014 as compared to fiscal year 2013 also contributed to higher revenues. However, the benefit of volume increase and rupee depreciation was partially offset by temporary closure of our copper smelting operations in the first quarter of fiscal year 2014, suspension of our iron ore operations in Goa and lower commodity prices.

Operating profit decreased from Rs. 129,511 million in fiscal year 2013 to Rs. 127,528 million ($ 2,125.5 million) in fiscal year 2014, a decrease of Rs. 1,983 million, or 1.5%. The decrease in operating profit was primarily due to continued ban on iron ore mining operations, impact of lower tariff recognition from GRIDCO in the power business, and the fall in volumes in the Zinc International business and lower daily average LME prices across metals, offset by better operating performance at our aluminium, Zinc India and oil and gas businesses together with the impact of rupee depreciation against the US dollar. Operating margin decreased from 17.9% in fiscal year 2013 to 17.6% in fiscal year 2014, as the operating margins decreased across the businesses as a result of lower LME prices. However, operating margin improved in our aluminium business driven by improving operating efficiencies and in our copper business on account of higher TcRc rates.

Contributing factors to our consolidated operating profit were as follows:

•	Cost of sales increased from Rs. 556,663 million in fiscal year 2013 to Rs. 557,900 million ($9,298.3 million) in fiscal year 2014, an increase of Rs. 1,237 million, or 0.2%. The marginal increase in the cost of sales was driven by the impact of rupee depreciation on dollar denominated raw material costs and the impact of lower tariff recognition from GRIDCO in the power business. However, the increase has been primarily offset by the fall in LME prices and improved operational efficiencies primarily in the aluminium business. Cost of sales as a percentage of revenue decreased from 77.1% in fiscal year 2013 to 76.9% in fiscal year 2014.

•	Other operating income increased from Rs. 3,791 million in fiscal year 2013 to Rs. 4,541 million ($ 75.7 million) in fiscal year 2014, an increase of Rs. 750 million, or 19.8%. The increase was primarily due to decrease in foreign exchange losses by Rs. 577 million and higher by-product sales in the aluminium business as against fiscal year 2013, partly offset by lower profits on the sale of fixed assets by Rs.783 million, and lower income from scrap sales by Rs. 86 million.

•	Distribution expenses decreased from Rs. 16,430 million in fiscal year 2013 to Rs. 12,127 million ($ 202.1 million) in fiscal year 2014, a decrease of Rs. 4,303 million, or 26.2%, mainly due to negligible sales in the iron ore business on account of the mining ban imposed for the better part of the year. As a result, distribution expense as a percentage of revenue decreased from 2.3% in fiscal year 2013 to 1.7% in fiscal year 2014.

•	Administration expenses increased from Rs. 23,490 million in fiscal year 2013 to Rs. 32,229 million ($ 537.2 million) in fiscal year 2014, an increase of Rs. 8,739 million, or 37.2% mainly due to foreign exchange differences of Rs. 4,863 million, higher personnel and administration expenses by Rs.4,742 million and higher provision towards receivables of Rs. 2,487 million, partially offset by a charge of Rs. 1,000 million recorded in fiscal year 2013 towards the amount paid to the District Collector, Tuticorin, for improvement of the environment, including soil and water, in the vicinity of the Tuticorin smelter, as directed by the Supreme Court. As a percentage of revenue, administration expenses increased from 3.2% in fiscal year 2013 to 4.4% in fiscal year 2014.

Zinc India

Revenue in the Zinc India segment increased from Rs. 123,241 million in fiscal year 2013 to Rs. 131,980 million ($ 2,199.7 million) in fiscal year 2014, an increase of Rs. 8,739 million, or 7.1%. This increase was primarily driven by higher integrated production volumes, offset by lower daily average LME prices of zinc, lead and silver and no sales of zinc concentrate.

Specifically:

•	Zinc ingot production increased from 676,923 tons in fiscal year 2013 to 749,167 tons in fiscal year 2014, an increase of 10.7%, on account of improved mined metal production in line with the mine plan, improved operational efficiencies and higher roaster availability. Zinc ingot sales also increased in line with the higher production, from 674,959 tons in fiscal year 2013 to 750,766 tons in fiscal year 2014, an increase of 11.2%.

•	Zinc ingot sales in the domestic market increased from 471,032 tons in fiscal year 2013 to 557,158 tons in fiscal year 2014, an increase of 18.3%. Our domestic sales as a percentage of total sales increased from 69.8% in fiscal year 2013 to 74.2% in fiscal year 2014. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. As a result of more of the production being sold in the domestic market, our export sales decreased from 203,926 tons of zinc in fiscal year 2013 to 193,607 tons of zinc in fiscal year 2014, a decrease of 5.1%.

•	The daily average zinc cash settlement price on the LME decreased from $ 1,948 per ton in fiscal year 2013 to $ 1,909 per ton in fiscal year 2014, a decrease of 2.0%.

•	There were no zinc concentrate sales during fiscal year 2014, in accordance with the mine plan, as compared to the sales of 119,570 dry metric tons in fiscal year 2013.

•	Lead ingot production increased from 118,316 tons in fiscal year 2013 to 122,596 tons in fiscal year 2014, an increase of 3.6%, due to better utilization of our smelter capacity. Lead ingot sales increased from 117,445 tons in fiscal year 2013 to 121,120 tons in fiscal year 2014, an increase of 3.1%, due to increase in production.

•	Silver ingot production decreased from 373,900 kilograms in fiscal year 2013 to 349,620 kilograms in fiscal year 2014, a decrease of 6.5% on account of fall in custom production. The integrated production volume increased from 288,226 kilograms in fiscal year 2013 to 300,557 kilograms in fiscal year 2014, an increase of 4.3%, driven by increased output from Zawar mine. Sale of silver ingots decreased from 373,954 kilograms in fiscal year 2013 to 351,825 kilograms in fiscal year 2014, a decrease of 5.9% on account of the fall in the custom production.

•	The daily average lead cash settlement price on the LME decreased from $ 2,113 per ton in fiscal year 2013 to $ 2,092 per ton in fiscal year 2014, a decrease of 1.0%.

•	The daily average silver London Bullion Market Association prices decreased from $ 30.5 per ounce in fiscal year 2013 to $ 21.4 per ounce in fiscal year 2014, a decrease of 29.8%.

Operating profit in the zinc India segment increased from Rs. 58,341 million in fiscal year 2013 to Rs. 61,696 million ($ 1,028.3 million) in fiscal year 2014, an increase of Rs. 3,355 million, or 5.8%, whereas, operating margin decreased from 47.3% in fiscal year 2013 to 46.7% in fiscal year 2014. The increase in operating profit in fiscal year 2014 was primarily due to the higher lead and integrated silver sales volume, higher premium over LME prices and Rupee depreciation, offset by lower daily average LME prices of zinc and lead and lower daily average silver London Bullion Market Association prices. These factors cumulatively had a positive impact of Rs. 9,640 million in fiscal year 2014. Operating profit was also negatively affected by increase in the cost of production of zinc (net of by-product revenue) from Rs. 53,446 per ton in fiscal year 2013 to Rs. 59,561 per ton in fiscal year 2014 and cost of production of lead (net of by-product revenue) from Rs. 54,869 per ton in fiscal year 2013 to Rs. 61,274 per ton in fiscal year 2014 which had an impact of Rs. 3,482 million. Increase in depreciation by Rs. 1,060 million in fiscal year 2014 as compared to fiscal year 2013 further impacted the operating profit. The decrease in operating margin was also due to lower daily average LME prices of zinc and lead, lower daily average silver London Bullion Market Association prices and higher cost of production in fiscal year 2014.

Zinc International

Revenue from external customers in the Zinc International segment decreased from Rs. 43,475 million in fiscal year 2013 to Rs. 40,156 million ($ 669.3 million) in fiscal year 2014, a decrease of Rs. 3,319 million or 7.6%. The decrease in revenue was primarily due to lower volumes in all the units combined with fall in daily average zinc and lead LME prices offset by rupee depreciation against the US dollar. Specifically:

•	Production of refined zinc metal at Skorpion registered a decrease from 145,342 tons in fiscal year 2013 to 124,924 tons in fiscal year 2014, a decrease of 20,418 tons or 14.0%. This was mainly due to an unplanned maintenance shut down after a tank failure in the third quarter of fiscal year 2014.

•	Production of zinc metal in concentrate from the Lisheen and BMM mines decreased from 208,063 tons in fiscal year 2013 to 180,020 tons in fiscal year 2014, a fall of 13.5%. Production of lead metal in concentrate also decreased from 72,289 tons to 58,622 tons, a decrease of 13,667 tons or 18.9%. This decrease was primarily due to the phase wise closure of the Lisheen mine and disruptions at Lisheen and BMM in the first quarter of fiscal year 2014.

•	The daily average Zinc cash settlement price on the LME decreased from $ 1,948 per ton in fiscal year 2013 to $ 1,909 per ton in fiscal year 2014, a decrease of 2.0%.

•	The daily average Lead cash settlement price on the LME decreased from $ 2,113 per ton in fiscal year 2013 to $ 2,092 per ton in fiscal year 2014, a decrease of 1.0%.

Operating profit in the Zinc International segment decreased from Rs. 5,078 million in fiscal year 2013 to Rs 2,484 million ($ 41.4 million) in fiscal year 2014, a decrease of Rs. 2,594 million or 51.1%, largely on account of the fall in volumes driven by an unplanned shut down at our mine in Skorpin after a tank failure in the third quarter of fiscal year 2014, and disruptions at our mines in Lisheen and BMM in the first quarter of fiscal year 2014, higher cost of production and lower LME prices. Operating margin decreased from 11.7% in fiscal year 2013 to 6.2% in fiscal year 2014.

Oil and gas business

Revenue from external customers in the oil and gas segment increased from Rs. 175,518 million in fiscal year 2013 to Rs. 187,103 million ($ 3,118.4 million) in fiscal year 2014, an increase of Rs. 11,585 million or 6.6%. The increase in revenue was primarily contributed by the rupee depreciation against the US dollar, offset by the fall in average Brent prices realization combined with lower entitlement interest sales volumes. Specifically:

•	Entitlement interest sales decreased from 90,307 boepd in fiscal year 2013 to 89,708 boepd in fiscal year 2014, a decrease of 599 boepd or 0.7%. The fall was on account of increase in profit petroleum tranche payable to the GoI according to the production sharing contracts.

•	The daily average Brent price realization decreased from $97.5 per boe in fiscal year 2013 to $94.5 per boe in fiscal year 2014, a decrease of 3.1%.

Operating profit in the oil and gas segment increased from Rs. 50,370 million in fiscal year 2013 to Rs. 53,942 million ($ 899.0 million) in fiscal year 2014, an increase of Rs. 3,572 million, or 7.1%. Whereas, operating margin increased from 28.7% in fiscal year 2013 to 28.8% in fiscal year 2014. Higher sales realizations and lower exploration cost written off in fiscal year 2014 contributed to increase in operating profit by Rs. 13,754 million, which is offset by increase in the depletion charge in the current year on account of increase in the estimate of cost to complete by Rs.7,167 million, decrease in operating income in the fiscal year 2014 by Rs. 646 million due to sale of an exploration block in the Krishna Godavari basin in the fiscal year 2013, increase in production cost in the current year on account of increase in production having an impact of Rs. 1,258 million and increase in administrative cost by Rs. 1,143 million.

Iron Ore

Revenue from the iron ore segment decreased from Rs. 26,054 million in fiscal year 2013 to Rs. 16,516 million ($ 275.3 million) in fiscal year 2014, a decrease of Rs. 9,538 million, or 36.6%. The decrease was primarily due to lower production of saleable iron ore offset by an increase in pig iron and metallurgical coke production;

•	Iron ore production decreased from 3.7 million tons in fiscal year 2013 to 1.5 million tons in fiscal year 2014, a decrease of 2.2 million tons or 59.3% due to a mining ban in the states of Karnataka and Goa during fiscal year 2014. Of this production, only 27,000 tons were sold during the fiscal year 2014.

•	The production of pig iron and metallurgical coke was significantly higher by 66% and 23% to 509,781 tons and 407,835 tons, respectively. The increase is primarily due to the full year operations of new pig iron capacity and the associated metallurgical coke commissioned during fiscal year 2013.

Operating loss in the iron ore segment increased from Rs. 77 million in fiscal year 2013 to Rs. 5,476 million ($ 91.3 million) in fiscal year 2014, an increase of Rs. 5,399 million. The increase in operating loss is primarily due to the continued mining ban in the state of Karnataka as well as suspension of mining activities in the state of Goa, partially offset by higher production of pig iron and metallurgical coke.

Copper

Revenue from the copper segment decreased from Rs. 217,262 million in fiscal year 2013 to Rs. 205,577 million ($ 3,426.3 million) in fiscal year 2014, a decrease of Rs. 11,685 million, or 5.4%. This decrease was primarily due to the decrease in production of cathodes and lower daily average LME prices of copper, offset by higher sales in Fujairah. Specifically:

•	Copper cathode production decreased from 353,154 tons in fiscal year 2013 to 294,434 tons in fiscal year 2014, a decrease of 16.6%. The production in fiscal year 2014 was lower on account of temporary closure of our smelter in first quarter of fiscal year 2014. Copper cathode sales decreased from 178,817 tons in fiscal year 2013 to 173,430 tons in fiscal year 2014, a decrease of 3.0%, due to lower production.

•	Production of copper rods decreased from 171,855 tons in fiscal year 2013 to 123,053 tons in fiscal year 2014, a decrease of 28.4%, reflecting the fall in the cathode production and lower market demand. Copper rod sales decreased from 171,653 tons in fiscal year 2013 to 122,745 tons in fiscal year 2014, a decrease of 28.5% in line with the decrease in production.

•	Sales of copper in the Indian market decreased from 196,626 tons in fiscal year 2013 to 143,849 tons in fiscal year 2014, a decrease of 26.8%, and our exports decreased from 153,844 tons in fiscal year 2013 to 152,326 tons in fiscal year 2014, a decrease of 1.0%. Our domestic sales as a percentage of total sales decreased from 56.1% in fiscal year 2013 to 48.6% in fiscal year 2014. The decrease was largely on account of temporary closure of our smelter in first quarter of fiscal year 2014.

•	The daily average copper cash settlement price on the LME decreased from $ 7,853 per ton in fiscal year 2013 to $ 7,103 per ton in fiscal year 2014, a decrease of 9.5%.

Operating profit in the copper segment increased from Rs. 8,517 million in fiscal year 2013 to Rs. 8,876 million ($ 147.9 million) in fiscal year 2014, an increase of Rs. 359 million, or 4.2%. Operating margin also increased from 3.9% in fiscal year 2013 to 4.3% in fiscal year 2014. The increase in operating profit was primarily due to higher TcRc rates in line with the market conditions and a charge of Rs.1,000 million in fiscal year 2013 towards the amount paid to the District Collector, Tuticorin, for improvement of the environment, including soil and water, in the vicinity of the Tuticorin smelter as directed by the Supreme Court of India, offset by the profit in fiscal year 2014 impacted by lower volume on account of temporary smelter closure and higher cost of production. In particular:

•	TcRc rates increased from an average of 12.8¢/lb realized in fiscal year 2013 to an average of 16.6 ¢/lb realized in fiscal year 2014.

•	Cost of production net of by-product and free copper revenue, which consists of cost of smelting and refining costs, increased from 8.7 ¢/lb in fiscal year 2013 to 9.7 ¢/lb in fiscal year 2014, primarily due to lower average realization on the sale of sulphuric acid, a by-product, from Rs. 1,805 per ton in fiscal year 2013 to Rs. 1,278 per ton in fiscal year 2014 which had an impact of 1.8 ¢/lb in the cost of production and higher cost of consumables marginally offset by higher metal recoveries.

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 99,073 million in fiscal year 2013 to Rs. 107,790 million ($ 1,796.5 million) in fiscal year 2014, an increase of Rs. 8,717 million, or 8.8%. This increase was primarily due to depreciation of the Indian rupee against the US dollar, higher volumes, offset by the decline in the daily average LME prices of aluminium and reduction in metal premiums. Specifically:

•	Aluminium production increased from 774,026 tons in fiscal year 2013 to 794,289 tons in fiscal year 2014, an increase of 2.6%. Whereas, production of value added products decreased from 58.4% in fiscal year 2013 to 57.7% in fiscal year 2014.

•	Aluminium sales increased from 773,001 tons in fiscal year 2013 to 792,971 tons in fiscal year 2014, an increase of 2.6% in line with the increase in production. Sales of aluminium ingots increased from 313,636 tons in fiscal year 2013 to 335,241 tons in fiscal year 2014, an increase of 6.9%. Wire rod sales decreased from 295,430 tons in fiscal year 2013 to 286,146 tons in fiscal year 2014, a decrease of 3.1% and rolled product sales decreased from 58,160 tons in fiscal year 2013 to 50,504 tons in fiscal year 2014, a decrease of 13.2%, reflecting the market conditions. Billets sales increased from 98,379 tons in fiscal year 2013 to 121,080 tons in fiscal year 2014, representing an increase of 23.1%.

•	Aluminium sales in the domestic market decreased from 660,533 tons in fiscal year 2013 to 545,514 tons in fiscal year 2014, a decrease of 17.4%. The domestic sales during fiscal year 2013 were higher due to lower production by Hindalco Industries Limited and National Aluminium Company Limited, the other large manufacturers in India, on account of shut down of their smelters for part of the year. Domestic sales decreased in fiscal year 2014 also due to the substitution of aluminium ingots with lower priced imported aluminium scrap by the domestic customers. Our aluminium exports increased from 112,467 tons in fiscal year 2013 to 247,456 tons in fiscal year 2014. Our domestic sales as a percentage of total sales decreased from 85.5% in fiscal year 2013 to 68.8 % in fiscal year 2014.

•	The daily average aluminium cash settlement price on the LME decreased from $ 1,974 per ton in fiscal year 2013 to $ 1,773 per ton in fiscal year 2014, a decrease of 10.2%.

Operating profit in the aluminium segment improved from Rs. 960 million in fiscal year 2013 to Rs. 4,979 million ($ 83.0 million) in fiscal year 2014, an improvement of Rs. 4,019 million. Higher sales realization due to depreciation of the Indian rupee against the US dollar, lower cost of production driven by operational efficiencies and marginally higher volumes contributed to increase in operating profit by Rs. 14,559 million. However, fall in daily average LME prices of aluminium and lower metal premiums resulted in the reduction in operating profit by Rs. 8,976 million. Increase in depreciation by Rs. 827 million as compared to the earlier year also contributed to the reduction in operating profit. As a result, operating margin increased from 1.0% in fiscal year 2013 to 4.6% in fiscal year 2014.

Power

Revenue from external customers in the power segment increased from Rs. 34,169 million in fiscal year 2013 to Rs. 35,076 million ($ 584.6 million) in fiscal year 2014, an increase of Rs. 907 million or 2.7%, the increase being primarily driven by the higher generation volume from the Jharsuguda 2,400 MW plant and increase in the average power realization. Specifically:

•	Power sales decreased from 10,112 million units in fiscal year 2013 to 9,374 million units in fiscal year 2014, a decrease of 7.3% on account of lower sales in BALCO 270 MW power plant, which was caused due to lower power rates and weak demand and has been partially offset by marginally higher volumes from the Jharsuguda 2,400 MW power plant. Whereas, excluding the trial runs, the net power sold increased from 9,318 million units (excluding the power generated under trial runs 795 million units) in fiscal year 2013 to 9,374 million units (excluding the power generated under trial runs Nil) in fiscal year 2014, an increase of 0.6%.

•	The average power realization increased from Rs. 3.33 per unit in fiscal year 2013 to Rs. 3.54 per unit in fiscal year 2014, an increase of 6.3%.

•	Cost of generation at the power business increased from Rs. 2.1 per unit in fiscal years 2013 to Rs. 2.2 in fiscal year 2014, an increase of 4.3% driven by marginal cost increase in Jharsuguda as compared to the previous year.

Operating profit in the power segment decreased from Rs. 6,393 million in fiscal year 2013 to Rs. 1,494 million ($ 24.9 million) in fiscal year 2014, a decrease of Rs. 4,899 million or 76.6%, primarily as a result of lower tariff being recognized from the power supply company GRIDCO in Odisha, where the interpretation of the tariff agreement is subject to dispute that impacted the profit by Rs 2,331 million. Operating margin decreased from 18.7% in fiscal year 2013 to 4.3% in fiscal year 2014.

Other

Operating loss in our other business segment increased from Rs. 71 million in fiscal year 2013 to Rs.467 million ($ 7.8 million) in fiscal year 2014.

Investment and Other income

Investment and other income increased from Rs. 34,931 million in fiscal year 2013 to Rs. 42,165 million ($ 702.8 million) in fiscal year 2014 an increase of Rs. 7,234 million or 20.7%, primarily due to an increase of Rs.14,380 million on account of change in fair value gain on financial assets held for trading, primarily on investments held at HZL and Cairn India, partially offset by lower dividend income by Rs. 1,734 million and lower profit on sale of investments by Rs. 4,668 million.

Finance costs

Finance costs increased from Rs. 54,716 million in fiscal year 2013 to Rs. 72,821 million ($ 1,213.7 million) by Rs. 18,105 million or 33.1% in fiscal year 2014 due to one time amortization of borrowing cost due to prepayment of Cairn India acquisition loans partially offset by favorable refinancing of these loans, cessation of interest capitalization pertaining to the Jharsuguda smelter during fiscal year 2014 and translation loss on foreign currency borrowings.

Tax expense

Tax expense/credit changed from tax credit of Rs. 7,502 million in fiscal year 2013 to tax expenses of Rs. 34,646 million ($ 577.4 million) in fiscal year 2014. Our effective income tax rate, calculated as tax expense/credit divided by our profit before taxes, was credit of 6.8% in fiscal year 2013 as compared to expense of 35.8% in fiscal year 2014. The effective tax rate increased during fiscal year 2014, largely due to a one time credit of Rs. 15,790 million following the internal reorganization in Cairn India during fiscal year 2013. Effective tax rate increased in fiscal year 2014, despite the impact of a tax reversal of Rs. 13,990 million on account of the Re-organization Transactions, as the benefit was largely offset by the increase in the deferred tax liability on the fair valuation of Cairn India following an increase in surcharge by 5% and other one time provisions.

Non-controlling interest

On account of above mentioned factors, profit for the year decreased from Rs. 117,228 million in fiscal year 2013 to Rs. 62,226 million ($ 1,037.1 million) in fiscal year 2014, a decrease of Rs. 55,002 million or 46.9%.

Profit attributable to non-controlling interest decreased from Rs. 54,865 million in fiscal year 2013 to Rs. 46,760 million ($ 779.3 million) in fiscal year 2014, a decrease of Rs. 8,105 million or 14.8%, driven by the fall in profit during the year. Non-controlling interest as a percentage of profit increased from 46.8% in fiscal year 2013 to 75.1% in fiscal year 2014.

Comparison of years ended March 31, 2012 and March 31, 2013

Revenue and Operating Profit

Consolidated

Revenue increased from Rs. 598,116 million in fiscal year 2012 to Rs. 722,303 million in fiscal year 2013, an increase of Rs. 124,187 million, or 20.8%. This increase was primarily due to a full year of revenue from Cairn India, which was acquired on

December 8, 2011, and an increase in sales volume across all businesses except for iron ore, which was adversely impacted by the suspensions of mining activities in the states of Karnataka and Goa. The revenue increase was also partially offset by lower commodity prices and lower revenue in the iron ore business, the zinc businesses and the copper business in India and Australia.

Operating profit increased from Rs. 107,525 million in fiscal year 2012 to Rs. 129,511 million in fiscal year 2013, an increase of Rs. 21,986 million, or 20.4%. This increase was primarily attributable to a full year of operating profit from Cairn India, which was acquired on December 8, 2011, an increase in sales volume across all businesses except for iron ore, which was adversely impacted by the mining bans in the states of Karnataka and Goa, and a continuing focus on operational efficiencies, offset by lower operating profit from the iron ore business, declining commodity prices and increased costs. Operating margin decreased from 18.0% in fiscal year 2012 to 17.9% in fiscal year 2013 due to lower production of iron ore and a decrease in commodity prices, partially offset by depreciation of the Indian Rupee against the US dollar.

Contributing factors to our consolidated operating profit were as follows:

•	The earnings from the iron ore business decreased from an operating profit of Rs. 23,115 million in fiscal year 2012 to operating loss of Rs 77 million in fiscal year 2013. The loss was primarily attributable to the mining ban in the states of Karnataka and Goa, partially offset by higher production of pig iron and metallurgical coke.

•	Depreciation and amortization charges increased from Rs. 61,111 million in fiscal year 2012 to Rs. 117,103 million in fiscal year 2013. The increase was primarily due to the inclusion of full-year charges related to the Cairn India, as compared to four-month charges in fiscal year 2012, reflecting the fact that the acquisition was not completed until December 8, 2011. The remaining depreciation increase was due to the capitalization of projects by HZL and 2,400 MW Jharsuguda power facility, partially offset by lower amortization costs at the iron ore and Zinc International businesses due to lower production.

•	Cost of sales increased from Rs. 435,993 million in fiscal year 2012 to Rs. 556,663 million in fiscal year 2013, an increase of Rs. 120,670 million, or 27.7%. Cost of sales increased primarily due to increase in volumes across all the businesses (except iron ore) and higher raw material costs across segments. The increase in raw material costs was due to inflation in the prices of all commodities. Cost of sales as a percentage of revenue increased from 72.9% in fiscal year 2012 to 77.1% in fiscal year 2013.

•	Other operating income increased from Rs. 2,252 million in fiscal year 2012 to Rs. 3,791 million in fiscal year 2013, an increase of Rs. 1,539 million, or 68.3%. The increase was primarily due to higher profit on sale of fixed assets by Rs. 666 million and increase in scrap sales revenue by Rs. 310 million as against fiscal year 2012.

•	Distribution expenses decreased from Rs. 32,151 million in fiscal year 2012 to Rs. 16,430 million in fiscal year 2013, a decrease of Rs. 15,721 million, or 48.9%, primarily due to lower volumes of iron ore as compared to fiscal year 2012. As a result, distribution expense as a percentage of revenue decreased from 5.4% in fiscal year 2012 to 2.3% in fiscal year 2013.

•	Administration expenses decreased from Rs. 24,699 million in fiscal year 2012 to Rs. 23,490 million in fiscal year 2013, a decrease of Rs. 1,209 million, or 4.9%. The decrease was mainly due to a charge of Rs.4,233 million with respect to the claim made by Asarco in fiscal year 2012 resulting in higher administrative expenses recorded during the year, partly offset by a charge of Rs.1,000 million recorded in fiscal year 2013 towards the amount paid to District Collector, Tuticorin, for improvement of the environment near the Tuticorin smelter, as directed by the Supreme Court of India. As a percentage of revenue, administration expenses decreased from 4.1% in fiscal year 2012 to 3.2% in fiscal year 2013.

Zinc India

Revenue in the Zinc India segment increased from Rs. 111,319 million in fiscal year 2012 to Rs. 123,241 million in fiscal year 2013, an increase of Rs. 11,922 million, or 10.7%. This increase was primarily due to the depreciation of Indian rupee against the US dollar by 13.6% and an increase in lead and silver sales volume, offset by lower daily average LME prices of zinc, lead and silver. Specifically:

•	Zinc ingot production decreased from 758,716 tons in fiscal year 2012 to 676,923 tons in fiscal year 2013, a decrease of 10.8%, in line with the mine plan for the year. Zinc ingot sales also decreased in line with the lower production, from 758,499 tons in fiscal year 2012 to 674,959 tons in fiscal year 2013, a decrease of 11.0%.

•	Zinc ingot sales in the domestic market increased from 438,171 tons in fiscal year 2012 to 471,032 tons in fiscal year 2013, an increase of 7.5%. Our domestic sales as a percentage of total sales increased from 57.8% in fiscal year 2012 to 69.8% in fiscal year 2013. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. As a result of lower production volume, as well as more of the production being sold in the domestic market, our export sales decreased from 320,328 tons of zinc in fiscal year 2012 to 203,926 tons of zinc in fiscal year 2013, a decrease of 36.3%.

•	The daily average zinc cash settlement price on the LME decreased from $ 2,098 per ton in fiscal year 2012 to $ 1,948 per ton in fiscal year 2013, a decrease of 7.2%.

•	Zinc concentrate sales increased from nil in fiscal year 2012 to 119,570 dry metric tons in fiscal year 2013. This increase was primarily due to the availability of surplus zinc concentrate in the second half of fiscal year 2013. Lead concentrate sales to third parties decreased from 10,086 dry metric tons in fiscal year 2012 to nil in fiscal year 2013, due to increase in internal consumption on account of higher metal production at HZL’s lead smelters.

•	Lead ingot production increased from 92,099 tons in fiscal year 2012 to 118,316 tons in fiscal year 2013, an increase of 28.5%, due to the ramp up of the lead smelter at Dariba commissioned in fiscal year 2012. Lead ingot sales increased from 91,701 tons in fiscal year 2012 to 117,445 tons in fiscal year 2013, an increase of 28.1%, due to increase in production.

•	Silver ingot production increased from 206,945 kilograms in fiscal year 2012 to 373,900 kilograms in fiscal year 2013, an increase of 80.7%, primarily due to higher output from Sindesar Khurd mine and Dariba lead smelter. Sale of silver ingots increased from 205,691 kilograms in fiscal year 2012 to 373,954 kilograms in fiscal year 2013, an increase of 81.8% enabled by the increase in production.

•	The daily average lead cash settlement price on the LME decreased from $ 2,269 per ton in fiscal year 2012 to $ 2,113 per ton in fiscal year 2013, a decrease of 6.9%.

•	The daily average silver London Bullion Market Association prices decreased from $ 35.3 per ounce in fiscal year 2012 to $ 30.5 per ounce in fiscal year 2013, a decrease of 13.6%.

Operating profit in the zinc segment increased from Rs. 54,060 million in fiscal year 2012 to Rs. 58,341 million in fiscal year 2013, an increase of Rs. 4,281 million, or 7.9%. Operating margin however, decreased from 48.6% in fiscal year 2012 to 47.3% in fiscal year 2013. The increase in operating profit in fiscal year 2013 was primarily due to the higher lead and silver sales volume and Rupee depreciation, offset by lower daily average LME prices of zinc and lead, and lower daily average silver London Bullion Market Association prices which cumulatively had a positive impact of Rs. 6,590 million in fiscal year 2013. Operating profit was also negatively affected by increase in the cost of production of zinc (not including royalty) from Rs. 40,003 per ton in fiscal year 2012 to Rs. 44,550 per ton in fiscal year 2013 and cost of production of lead (not including royalty) from Rs. 39,816 per ton in fiscal year 2012 to Rs. 40,316 per ton in fiscal year 2013 which had an impact of Rs. 2,480 million. The decrease in operating margin was also due to lower daily average LME prices of zinc and lead, lower daily average silver London Bullion Market Association prices and higher cost of production in fiscal year 2013.

Zinc International

Revenue from external customers in the Zinc International segment increased from Rs. 41,272 million in fiscal year 2012 to Rs. 43,475 million in fiscal year 2013, an increase of Rs. 2,203 million or 5.3%. The increase in revenue was primarily contributed by the rupee depreciation against the US dollar, offset by the fall in daily average zinc and lead LME prices combined with lower volumes in Lisheen in accordance with the mine plan. Specifically:

•	Production of refined zinc metal at Skorpion registered a marginal increase from 144,755 tons in fiscal year 2012 to 145,342 tons in fiscal year 2013, an increase of 587 tons or 0.4%.

•	Production of zinc metal in concentrate from the Lisheen and BMM mines decreased from 214,975 tons in fiscal year 2012 to 208,063 tons in fiscal year 2013, a fall of 3.2%. Production of lead MIC also decreased from 83,780 tons to 72,289 tons, a decrease of 11,491 tons or 13.7%. The fall in production was in line with the current year’s mine plan.

•	The daily average Zinc cash settlement price on the LME decreased from $ 2,098 per ton in fiscal year 2012 to $ 1,948 per ton in fiscal year 2013, a decrease of 7.2%.

•	The daily average Lead cash settlement price on the LME decreased from $ 2,269 per ton in fiscal year 2012 to $ 2,113 per ton in fiscal year 2013, a decrease of 6.9%.

Operating profit in the Zinc International segment decreased from Rs. 6,008 million in fiscal year 2012 to Rs 5,078 million in fiscal year 2013, a decrease of Rs. 930 million or 15.5%, largely on account of the fall in volumes and lower daily average metal prices, partly offset by lower production costs. Operating margin decreased from 14.6% in fiscal year 2012 to 11.7% in fiscal year 2013.

Oil and Gas

Revenue from the oil and gas segment increased from Rs. 44,944 million in fiscal year 2012 to Rs. 175,518 in fiscal year 2013, an increase of Rs. 130,574 million, or 290.5%. Prior year performance is not comparable as the acquisition of the oil and gas business was completed during fiscal year 2012 and revenues for fiscal year 2012 only represents the period from December 8, 2011 to March 31, 2012.

Operating profit in the oil & gas segment increased from Rs. 16,887 million in fiscal year 2012 to Rs. 50,370 million in fiscal year 2013, an increase of Rs. 33,483 million, or 198.3%. Prior year performance is not comparable as the acquisition of the oil and gas business was completed during fiscal year 2012 and operating profit for fiscal year 2012 only represents the period from December 8, 2011 to March 31, 2012.

Iron Ore

Revenue from the iron ore segment decreased from Rs. 88,248 million in fiscal year 2012 to Rs. 26,054 million in fiscal year 2013, a decrease of Rs. 62,194 million, or 70.5%. The production of saleable iron ore in fiscal year 2013 was 3.7 million tons, a decrease of 10.1 million tons, or 73.2%, from 13.8 million tons in fiscal year 2012, primarily as a result of the ban on mining activities in the state of Karnataka and the suspension of mining activities in the state of Goa. The decrease in iron ore production was partially offset by significant increases in pig iron and metallurgical coke production from the commissioning of new pig iron capacity and associated metallurgical coke capacity in the second quarter of fiscal year 2013.

Earnings in the iron ore segment decreased from an operating profit of Rs. 23,115 million in fiscal year 2012 to an operating loss of Rs. 77 million in fiscal year 2013, a decrease of Rs. 23,192 million, or 100.3%. The decrease in operating profit is primarily due to the continuation of mining ban in the state of Karnataka and a suspension of mining activities in the state of Goa in fiscal year 2013, partially offset by higher production of pig iron and metallurgical coke.

Copper

Revenue from the copper segment increased from Rs. 201,647 million in fiscal year 2012 to Rs. 217,262 million in fiscal year 2013, an increase of Rs. 15,615 million, or 7.7%. This increase was primarily due to the increase in production of cathodes and higher sales in Fujairah, offset by lower daily average LME prices of copper. Specifically:

•	Copper cathode production increased from 325,877 tons in fiscal year 2012 to 353,154 tons in fiscal year 2013, an increase of 8.4%. The production in fiscal year 2013 was higher, as we produced cathodes from blister copper as well during fiscal year 2013, translating into higher volumes. Copper cathode sales increased from 159,004 tons in fiscal year 2012 to 178,817 tons in fiscal year 2013, an increase of 12.5%, due to increased production.

•	Production of copper rods increased from 161,421 tons in fiscal year 2012 to 171,855 tons in fiscal year 2013, an increase of 6.5%, reflecting market demand. Copper rod sales increased from 161,514 tons in fiscal year 2012 to 171,653 tons in fiscal year 2013, an increase of 6.3%, in line with the increase in production.

•	Sales of copper in the Indian market decreased from 197,434 tons in fiscal year 2012 to 196,626 tons in fiscal year 2013, a decrease of 0.4%, and our exports increased from 123,084 tons in fiscal year 2012 to 153,844 tons in fiscal year 2013, an increase of 25.0%. Our domestic sales as a percentage of total sales decreased from 61.6% in fiscal year 2012 to 56.1% in fiscal year 2013. We sell large quantities of our products domestically, where we receive an Indian market premium. The decrease, is on account of our effort to reduce our sales volume to Special Economic Zones or Export Oriented Units and improve our exports volume to Focus Markets, where the margins are relatively higher. As a result, volume of our deemed exports, included in the domestic sales volume discussed above, decreased from 9,969 tons in fiscal year 2012 to 4,796 tons in fiscal year 2013.

•	The daily average copper cash settlement price on the LME decreased from $ 8,475 per ton in fiscal year 2012 to $ 7,853 per ton in fiscal year 2013, a decrease of 7.3%.

Operating profit in the copper segment increased from Rs. 7,765 million in fiscal year 2012 to Rs. 8,517 million in fiscal year 2013, an increase of Rs. 752 million, or 9.7%. Operating margin remained constant at 3.9% in fiscal year 2012 and fiscal year 2013. The increase in operating profit was primarily due to the profit in fiscal year 2012 being impacted by a provision of 4,233 million due to the judgment in the legal proceeding relating to Asarco, offset by the profit in fiscal year 2013 that was impacted by lower daily average LME copper prices, lower TcRc rates in line with the market conditions, higher cost of production and a charge of Rs. 1,000 million towards the amount paid to the District Collector, Tuticorin, for improvement of the environment, including soil and water, in the vicinity of the Tuticorin smelter, as directed by the Supreme Court of India. In particular:

•	TcRc rates decreased from an average of 14.5¢/lb realized in fiscal year 2012 to an average of 12.8 ¢/lb realized in fiscal year 2013.

•	Cost of production, which consists of cost of smelting and refining costs, increased significantly from 0.0 ¢/lb in fiscal year 2012 to 8.7 ¢/lb in fiscal year 2013, primarily due to lower average realization on the sale of sulphuric acid, a by-product, from Rs. 4,212 per ton in fiscal year 2012 to Rs. 1,805 per ton in fiscal year 2013, which was partially offset by higher sulphur recoveries and had an impact of 5.2 ¢/lb in the cost of production, and higher cost of consumables, marginally offset by higher metal recoveries.

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 82,195 million in fiscal year 2012 to Rs. 99,073 million in fiscal year 2013, an increase of Rs. 16,878 million, or 20.5%. This increase was primarily due to depreciation of the Indian rupee against the US dollar by 13.6%, higher volumes and increased metal premiums, offset by the decline in the daily average LME prices of aluminium. Specifically:

•	Aluminium production increased from 675,416 tons in fiscal year 2012 to 774,026 tons in fiscal year 2013, an increase of 98,610 tons, or 14.6%, aided by the increase in volumes from the Jharsuguda aluminium smelter.

•

Aluminium sales increased from 668,991 tons in fiscal year 2012 to 773,001 tons in fiscal year 2013, an increase of 15.5%, due to an increase in production at the smelter at Jharsuguda. Similarly, sales of aluminium ingots increased from 262,651 tons in fiscal year 2012 to 313,636 tons in fiscal year 2013, an increase of 19.4%, and wire rod sales increased from 267,214 tons in fiscal year 2012 to 295,430 tons in fiscal year 2013, an increase of 10.6%, due to an increase in production at the smelter at Jharsuguda. Rolled product sales decreased from 63,996 tons in fiscal year 2012 to 58,160 tons in fiscal year 2013, a decrease of 9.1%, primarily due to a decrease in production from BALCO. Billets sales increased from 65,966 tons in fiscal year 2012 to 98,379 tons in fiscal year 2013.

•	Aluminium sales in the domestic Indian market increased from 534,361 tons in fiscal year 2012 to 660,533 tons in fiscal year 2013, an increase of 23.6%, due to lower production by Hindalco Industries Limited and National Aluminium Company Limited, the other large manufacturers in India, on account of smelter shut downs for part of the year. Aluminium sales exports decreased from 134,630 tons in fiscal year 2012 to 112,467 tons in fiscal year 2013, due to increase in the higher margin domestic sales volume. Our aluminium domestic sales as a percentage of total sales increased from 79.9% to 85.5% due to demand from the power distribution industry, transmission infrastructure and infrastructure growth in India.

•	The daily average aluminium cash settlement price on the LME decreased from $ 2,313 per ton in fiscal year 2012 to $ 1,974 per ton in fiscal year 2013, a decrease of 14.7%.

Earnings in the aluminium segment improved from an operating loss Rs. 2,585 million in fiscal year 2012 to an operating profit of Rs. 960 million in fiscal year 2013, with an overall impact of Rs. 3,545 million. Higher sales realization due to depreciation of the Indian rupee against the US dollar and higher metal premiums partially offset by lower daily average LME prices of aluminium contributed to increase in operating profit by Rs. 5,317 million. However, increase in cost of production net of by-product credit from Rs. 100,255 per ton in fiscal year 2012 to Rs. 102,339 in fiscal year 2013, largely on account of higher power and alumina costs resulted in the reduction in operating profit by Rs. 1,610 million. Operating margin improved from (3.1%) in fiscal year 2012 to 1.0% in fiscal year 2013.

Power

Revenue from external customers in the power segment increased from Rs. 26,088 million in fiscal year 2012 to Rs. 34,169 million in fiscal year 2013, an increase of Rs. 8,081 million or 31.0%, the increase being primarily due to the generation from the third 600 MW unit of the Jharsuguda 2,400 MW power plant and increased power generation from the 150 MW wind power generation capacity set up in fiscal year 2012, offset by lower generation from BALCO’s 270 MW power plant. Specifically:

•	Power generated increased from 8,084 million units in fiscal year 2012 to 10,112 million units in fiscal year 2013, an increase of 25.1%, whereas, excluding the trial runs, the net power sold increased from 7,158 million units (excluding the power generated under trial runs of 926 million units) in fiscal year 2013 to 9,318 million units (excluding the power generated under trial runs of 795 million units) in fiscal year 2012, an increase of 30.2%. This increase was on account of the third unit of the Jharsuguda 2,400 MW power plant capitalized in February 2012 and 150 MW wind power generation capacity set up in the fourth quarter of fiscal year 2012 generating power for the whole year in fiscal year 2013. Power generated from these plants was higher by 2,081 million units and 175 million units respectively in fiscal year 2013 as compared to fiscal year 2012. However, this increase has been partially offset by the power evacuation constraints imposed on the Jharsuguda 2,400 MW power plant after a power grid failure in the end of August 2012, and lower power sales in BALCO’s 270 MW of 1,241 million units in fiscal year 2013 as compared to 1,605 million units in fiscal year 2012, on account of evacuation constraints.

•	The average power realization reduced from Rs.3.39 per unit in fiscal year 2012 to Rs.3.33 per unit fiscal year 2013.

•	Cost of generation at the power business decreased from Rs. 2.6 per unit in fiscal year 2012 to Rs. 2.1 per unit in fiscal year 2013, mainly driven by decrease in the Jharsuguda 2,400 MW power plant’s power generation cost from Rs. 2.6 per unit to Rs. 2.1 per unit over the corresponding period, on account of lower coal costs and efficient plant operations.

Operating profit in the power segment increased from Rs. 2,335 million in fiscal year 2012 to Rs. 6,393 million in fiscal year 2013, an increase of Rs. 4,058 million or 173.8%, primarily due to higher power generation from the units commissioned during fiscal year 2012 and improved efficiency from the increased scale of operations and lower generations costs, marginally offset by lower power realizations. Operating margin increased from 9.0% in fiscal year 2012 to 18.7% in fiscal year 2013.

Other

Operating loss in our other business segment increased from Rs. 60 million in fiscal year 2012 to Rs. 71 million in fiscal year 2013.

Investment and Other income

Investment and other income increased from Rs. 23,583 million in fiscal year 2012 to Rs. 34,931 million in fiscal year 2013 an increase of Rs. 11,348 million or 48.1%, primarily due to an increase of Rs. 6,356 million due to higher interest income from investments and other receivables, and increase of Rs.4,475 in the fair value of financial assets held for trading, primarily due to the consolidation of Cairn India for the whole year in fiscal year 2013.

Finance costs

Finance costs increased from Rs. 46,323 million in fiscal year 2012 to Rs. 54,716 million in fiscal year 2013. This was primarily due to the interest on the debt incurred during the fiscal year 2012 for the Cairn India acquisition.

Share in profit/ loss of associate

Share in profit of associate decreased from Rs.4,404 million in fiscal year 2012 to nil in fiscal year 2013, as Cairn India has been consolidated as a subsidiary with effect from December 8, 2011.

Tax expense

Tax expense/credit changed from tax expense of Rs. 7,710 million in fiscal year 2012 to tax credit of Rs. 7,502 million in fiscal year 2013. Our effective income tax rate, calculated as tax expense divided by our profit before taxes, was expense of 8.6% in fiscal year 2012 as compared to credit of 6.8% in fiscal year 2013. The effective tax rate changed in fiscal year 2013 primarily due to a tax holiday in the Rajasthan oil fields of Cairn India, reorganization of Cairn India subsidiaries and reversal of deferred tax liabilities on amortization costs. Also, tax planning measures in operating subsidiaries resulted in lower tax rates primarily as a result of tax holidays on power plants and area based incentives.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 29,668 million in fiscal year 2012 to Rs. 54,865 million in fiscal year 2013, an increase of Rs. 25,197 million or 84.9%. Non-controlling interest as a percentage of profit increased from 36.4% in fiscal year 2012 to 46.8% in fiscal year 2013. The increase was primarily due to increased share of profit from Cairn India.

Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for the fiscal years 2010, 2011, 2012, 2013 and 2014:

	For the Year Ended March 31,
	2010	2011	2012	2013	2014	2014
	(Rs. In millions)	(Rs. In millions)	(Rs. In millions)	(Rs. In millions)	(Rs. In millions)	(US dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	78,690	116,379	154,064	97,110	56,199	936.9
Investing activities	(214,310)	(157,215)	(484,939)	(153,176)	(52,631)	(877.2)
Financing activities	134,076	59,771	370,706	1,855	(6,280)	(104.9)

Liquidity

As of March 31, 2014, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 530,975 million ($ 8,849.6 million), and near-term debt redemption obligations of Rs. 79,705 million ($ 1,328.4 million), and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 23,170 million ($ 386.2 million). We expect that our current cash and short term investments, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years. We also obtained cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs and by issue of Foreign Currency Convertible Notes or FCCNs during fiscal year 2010. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, current global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations”.

Capital Requirements

Our principal capital requirements include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities, development of discovered oil fields and to sustain production or for enhanced recovery from reservoir and towards exploration and other ancillary business activities;

•	the establishment of our commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

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

Our business is heavily dependent on plant and machinery for the production of our copper, zinc, oil and gas, iron ore and aluminium products, as well as investments in our mining and exploration operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal year 2012, 2013 and 2014 were Rs 101,245 million Rs. 85,321 million and Rs 95,309 million ($ 1,588.5 million), respectively, largely due to our capacity expansion and new projects across our copper, zinc, aluminium and power businesses.

HZL has expansion projects in the amount of approximately Rs. 79,400 million ($ 1,323.3 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayad mines. The plan also involves the opening up of a new mine at Bamnia Kalan in the Rajpura Dariba belt. Production from these mines will be gradually enhanced through the continuous development of the mines. As of March 31, 2014, Rs. 11,420 million ($ 190.3 million) has been spent.

We commenced exploration campaigns in Rajasthan in our oil and gas business to test prospective reserves. To unlock the potential, continued exploration drilling, seismic activities and construction activities, studies are being carried out. The estimated cost of this project is Rs. 22,598 million ($376.6 million). The capital expenditure spent on this project as of March 31, 2014, is Rs. 10,760.8 million ($179.3 million).

We have ongoing-projects in the amounts of approximately Rs. 192,455.0 million ($3,207.6 million) set up on the existing producing fields at Mangala, Bhagyam and Aishwariya. The plan involves ramping up or sustaining the production from all the fields for which additional wells and related surface facilities are being drilled and constructed. As of March 31, 2014, Rs. 132,320 million ($ 2,205.3 million) was spent.

The Mangala Development pipeline is designed to evacuate the crude oil produced from the Rajasthan assets and provide access to markets. The pipeline ends at the coastal location of Bhogat and has been been completed till the area of Salaya, Gujarat. The estimated cost of developing the pipeline is Rs. 76,740 million ($1,279 million). As of March 31, 2014, Rs. 60,254 million ($ 1,004.2 million) has been spent.

We have Rs. 22,900 million ($ 381.7 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant and on October 1, 2012, the first 80 MW unit of the new captive power plant was commissioned and the second 80 MW unit was commissioned on March 7, 2014. Surplus power generated by this plant is currently sold to third parties, but the expansion of the smelter is on hold as the necessary approvals have not yet been obtained. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ petition filed before the High Court of Madras, although this petition has not prevented the continued operation of the plant. We have incurred Rs. 14,550 million ($ 242.5 million) on these projects as of March 31, 2014.

BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh consisting of four units of 300 MW each. Final stage regulatory approvals are awaited.

BALCO is in the process of setting up a 325,000 tpa aluminium smelter and 1,200 MW captive power facility at an estimated cost of Rs. 95,110 million ($ 1,585.2 million) which uses pre-baked technology from the Guiyang Aluminium —Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the 325,000 tpa aluminium smelter started in fiscal year 2014, and we expect to commence commercial production by the second quarter of fiscal year 2015. The capital expenditure spent on these projects as of March 31, 2014 is Rs. 83,198 million ($ 1,386.6 million).

BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. The environment and forest clearance have been received. BALCO has received the forest diversion clearance and the rehabilitation and resettlement approval and is currently working to obtain the mining lease. The estimated cost of developing the coal mine is Rs. 7,150 million ($ 119.2 million). As of March 31, 2014, Rs. 744 million ($ 12.4 million) has been spent.

We planned to invest Rs. 106,000 million ($ 1,766.7 million) to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by (i) increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking; (ii) constructing a second alumina refinery with a capacity of 3 mmtpa; and (iii) constructing an associated 210 MW captive power plant. However, the expansion of the alumina refinery at Lanjigarh has been on hold since October 2010, the date of the MoEF’s direction to us to cease further construction. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2014, we spent Rs. 42,340 million ($ 705.7 million) we are also investing an estimated Rs. 145,000 million ($ 2,416.7 million) to set up a second 1,250,000 tpa aluminium smelter. Power to the new smelter will be provided by our 2,400 MW commercial power plant at Jharsuguda. As of March 31, 2014, we spent Rs. 119,510 million ($ 1,991.8 million) on this project.

The boiler light up and synchronization of the first 660 MW unit of the 1,980 MW coal based thermal commercial power plant at Talwandi Sabo in the state of Punjab was achieved in the third quarter of fiscal year 2014. The first 660 MW of the plant is under commissioning, with the reliability run of the unit planned during second quarter of fiscal year 2015. The remaining units are expected to be commissioned during the fiscal year 2015. The estimated cost of this 1,980 MW project is Rs. 115,460 million ($ 1,914.3 million). As of March 31, 2014, we spent Rs. 96,520 million ($ 1,608.7 million) on this project.

In fiscal year 2015 and 2016, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of Rs. 79,705 million ($ 1,328.4 million) and Rs. 50,523 million ($ 842.1 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on July 31, 2014 of Rs.161.2 ($2.7) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be Rs. 201,170 million ($3,352.8 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

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

We have consistently paid dividends including tax on dividend amounting to Rs. 18,337 million for fiscal year 2012, Rs. 18,472 million in fiscal year 2013 and Rs. 27,057 million ($ 450.9 million) in fiscal year 2014.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.

Comparison of Years Ended March 31, 2013 and March 31, 2014

Net Cash from Operating Activities

Net cash from continuing operating activities was Rs. 56,199 million ($ 936.9 million) in fiscal year 2014 compared to net cash from continuing operating activities of Rs. 97,110 million in fiscal year 2013, a decrease of Rs. 40,911 million. Net decrease in cash generation from operations arose mainly due to following reasons:

•	net purchases of short term investments was Rs. 120,662 million ($ 2,011.1 million) in fiscal year 2014 compared to net purchase of short term investments of Rs. 65,871 million in fiscal year 2013.

•	income tax paid was Rs. 46,703 million ($ 778.4 million) in fiscal year 2014 compared to outflow of Rs. 60,983 million in fiscal year 2013.

•	the cash used in operating assets and liabilities (working capital) in fiscal year 2014 was Rs. 7,078 million ($118.0 million) compared to cash used of Rs. 2,438 million in fiscal year 2013.

•	interest paid was Rs. 49,625 million ($ 827.1 million) in fiscal year 2014 compared to outflow of Rs. 48,918 million in fiscal year 2013.

•	interest received was Rs. 16,678 million ($ 278.0 million) in fiscal year 2014 compared to inflow of Rs. 3,051 million in fiscal year 2013.

•	dividends received was Rs. 67 million ($ 1.1 million) in fiscal year 2014 compared to inflow of Rs. 1,802 million in fiscal year 2013.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 52,631 million ($ 877.2 million) in fiscal year 2014 and Rs. 153,176 million in fiscal year 2013. The net cash used in investing activities in fiscal year 2014 was lower primarily due to:

•	cash inflow of Rs. 1,100 million ($ 18.3 million) in fiscal year 2014 on account of proceeds from the sale of available for sale financial assets compared to cash inflow of Rs. 8,662 million in fiscal year 2013.

•	higher cash used towards expansion projects and exploration across our zinc, oil and gas, iron ore, copper, aluminium and power businesses of Rs. 95,309 million ($ 1,588.5 million) in fiscal year 2014 as compared to Rs. 85,321 million in fiscal year 2013.

•	net cash inflow was Rs. 42,944 million ($ 715.8 million) in fiscal year 2014 as compared to net cash outflow from short term deposits of Rs. 50,567 million in fiscal year 2013.

•	net cash outflow on account of loans to related parties was Rs. 3,473 million ($ 57.9 million) in 2014 as compared to net cash outflow of Rs. 25,548 million in fiscal year 2013.

Net Cash provided by Financing Activities

Net cash used in financing activities was Rs. 6,280 million ($ 104.9 million) in fiscal year 2014 and provided by financing activities was Rs. 1,855 million in fiscal year 2013, primarily on account of:

•	net cash outflow from long-term and short-term debts (other than working capital and related party debt) was Rs. 64,832 million ($ 1080.5 million) as compared to cash outflow of Rs. 1,427 million in 2013.

•	net cash inflow from acceptances was Rs. 10,344 million ($ 172.4 million) in fiscal year 2014 as compared to cash inflow of Rs. 29,109 million in fiscal year 2013.

•	net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of Rs. 27,056 million ($ 450.9 million) in fiscal year 2014 as compared to Rs. 18,472 million in fiscal year 2013.

•	net cash inflow from loans from related parties was Rs. 84,459 million ($ 1,407.7 million) in fiscal year 2014 as compared to cash outflow of Rs. 5,458 million in fiscal year 2013.

•	net cash outflow from working capital loans was Rs. 8,275 million ($ 137.9 million) in fiscal year 2014 as compared to cash outflow of Rs. 653 million in fiscal year 2013.

•	net cashflow on account of acquisition of non-controlling interest in WCL was Rs. 1,835 million in fiscal year 2013, as compared to nil in fiscal year 2014.

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

Comparison of Years Ended March 31, 2012 and March 31, 2013

Net Cash from Operating Activities

Net cash from continuing operating activities was Rs. 97,110 million in fiscal year 2013 compared to net cash from continuing operating activities of Rs. 154,064 million in fiscal year 2012, a decrease of Rs. 56,954 million. Net decrease in cash generation from operations was primarily due to:

•	net cash used in purchase of short term investments was Rs. 65,871 million in fiscal year 2013 compared to net proceeds from short term investments of Rs. 84,372 million in fiscal year 2012.

•	income tax paid was Rs. 60,983 million in fiscal year 2013 compared to outflow of Rs. 32,968 million in fiscal year 2012.

•	the cash used in operating assets and liabilities (working capital) in fiscal year 2013 was Rs. 2,438 million compared to cash used of Rs. 38,980 million in fiscal year 2012.

•	interest paid was Rs. 48,918 million in fiscal year 2013 compared to outflow of Rs. 36,668 million in fiscal year 2012.

•	interest received was Rs. 3,051 million in fiscal year 2013 compared to inflow of Rs. 8,615 million in fiscal year 2012.

•	cash inflow due to profit and non cash adjustments were Rs. 270,467 million in fiscal year 2013 compared to Rs. 167,463 million in fiscal year 2012. Prior year performance is not comparable as the acquisition of the oil and gas business was completed during fiscal year 2012 and profit and non cash adjustments relating to oil and gas business for fiscal year 2012 only represents the period from December 8, 2011 to March 31, 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 155,011 million in fiscal year 2013 and cash used in investing activities was Rs. 484,939 million in fiscal year 2012. The net cash used in investing activities in fiscal year 2013 was lower due to:

•	net cash outflow on account of acquisition of stakes in Cairn India, Goa Energy Limited and WCL of Rs. 389,559 in fiscal year 2012, as compared to nil in fiscal year 2013.

•	cash inflow was Rs. 8,662 million in fiscal year 2013 on account of proceeds from the sales of available for sale financial assets as compared to net cash used in fiscal year 2012 towards purchase of investment of Rs. 7,158 million.

•	lesser cash used towards our expansion projects and exploration across our zinc, oil and gas, iron ore, copper, aluminium and power businesses of Rs. 85,321 million in fiscal year 2013 as compared to Rs. 101,245 million in fiscal year 2012.

•	net cash outflow was Rs. 50,567 million in fiscal year 2013 as compared to net cash inflow of short term deposits of Rs. 22,048 million in fiscal year 2012.

•	net cash outflow on account of loans to related parties was Rs. 25,548 million in fiscal year 2013 as compared to net cash outflow of Rs. 10,243 million in fiscal year 2012.

Net Cash provided by Financing Activities

Net cash provided by financing activities was Rs. 1,855 million in fiscal year 2013 and net cash provided by financing activities was Rs. 370,706 million in fiscal year 2012, primarily due to:

•	net cash outflow from long-term and short-term debts (other than working capital and related party debt) was Rs. 1,427 million as compared to cash inflow of Rs. 237,503 million in 2012.

•	net cash inflow from acceptances was Rs. 29,109 million in fiscal year 2013 as compared to cash inflow of Rs. 6,408 million in fiscal year 2012.

•	net cash outflow from working capital loans was Rs. 653 million in fiscal year 2013 as compared to cash inflow of Rs. 15,526 million in fiscal year 2012.

•	net cash outflow from loans repaid to related parties was Rs. 5,458 million in fiscal year 2013 as compared to cash outflow of Rs. 131,747 million in fiscal year 2012.

•	net cash outflow on account of acquisition of non controlling interest in WCL was Rs. 1,835 million in fiscal year 2013 as compared to nil in fiscal year 2012.

Outstanding Loans

See Note 18. “Borrowings” of Notes to the Consolidated financial statements.

Export Obligations

See Note 30.a.i. “Commitments, contingencies and guarantees - Commitments and contingencies - Export Obligations” of Notes to the Consolidated financial statements.

Guarantees

See Note 30.b. “Commitments, contingencies and guarantees - Guarantees” of Notes to the Consolidated financial statements.

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2014:

	Payment Due by Period (in millions)
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than
									5 Years
	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)
Bank loans and borrowings	714,653	11,910.9	164,970	2,749.5	170,360	2,839.2	240,227	4,003.8	139,096	2,318.3
Interest commitment	218,023	3,633.7	133,756	2,229.3	37,194	619.9	23,869	397.8	23,203	386.7
Other non-current liabilities[1]	12,576	209.6	—	—	11,554	192.6	248	4.1	774	12.9
Capital commitments	168,771	2,812.8	83,951	1,399.2	72,384	1,206.4	12,436	207.3	—	—

Total	1,114,023	18,567.0	382,677	6,378.0	291,492	4,858.1	276,780	4,613.0	163,073	2,717.9

1.	Other non-current liabilities consist of security deposits and retentions.

Our total future commitments to settle contractual obligations as of March 31, 2014 were Rs. 1,103,038 million ($ 18,384.0 million).

We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this Annual Report.

Off-Balance Sheet Arrangements

See “Note 30 of Notes to the Consolidated financial statements”

Capital Expenditure and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures in fiscal years 2012, 2013 and 2014:

	For Year Ended March 31,
	2012	2013	2014	2014
	(in millions)			(US dollars in millions)
Capital Expenditure	101,245	85,321	95,309	1,588.5

We had significant capital commitments as of March 31, 2013 and March 31, 2014 amounting to Rs. 121,950 million and Rs. 168,771 million ($ 2,812.8 million) respectively, related primarily to capacity expansion projects, including the following commitments:

(i) Rs. 10,424 million ($ 173.7 million) for commercial power generation business;

(ii) Rs. 41,720 million ($ 695.3 million) for capacity expansion at aluminium business;

(iii) Rs. 26,849 million ($ 447.5 million) for capacity expansion at HZL;

(iv) Rs. 14,219 million ($ 237.0 million) for copper business; and

(v) Rs. 74,230 million ($ 1,237.2 million) for expansion at Cairn.

Contingencies

See Note 30.a.ii. “Commitments, contingencies and guarantees - Commitments and contingencies - Contingencies” of Notes to the consolidated financial statements.

Foreign exchange effects

See Note 33(b). “Financial Instruments - Financial Risk - Foreign Exchange Risk” of Notes to the consolidated financial statements.

Recently issued accounting pronouncements

See Note 3.V. “Recently issued accounting pronouncements” of Notes to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of eight directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position

Anil Agarwal(1)	62	Chairman Emeritus

Directors
Navin Agarwal(2)(3)	53	Executive Chairman and Whole Time Director
Naresh Chandra(4)	80	Non-Executive Director
Gurudas D. Kamat(5)	78	Non-Executive Director
Lalita D. Gupte(6)	65	Non-Executive Director
Ravi Kant(7)	69	Non-Executive Director
Tom Albanese(3)(8)	56	Chief Executive Officer and Whole Time Director
Tarun Jain(3)(9)	54	Whole Time Director
Din Dayal Jalan(3)(10)	57	Chief Financial Officer and Whole Time Director

Other Executive Officers
A.Thirunavukkarasu	53	President, Corporate Development- Chairman’s office
Dilip Golani	48	Director, Group Management Assurance and Information Technology
Mansoor Siddiqi	60	Group Director, Projects
Rajesh Padmanabhan	52	President and Group Chief Human Resource Officer
Roma Balwani	62	Executive Vice President, Group Communications and Corporate Social Responsibility
G.R.Arun Kumar	43	Deputy Chief Financial Officer, Vedanta

Other Significant Employees

Zinc India
Akhilesh Joshi	60	Chief Executive Officer, HZL
Amitabh Gupta	52	Chief Financial Officer, HZL
Sunil Duggal	52	Deputy Chief Executive Officer, HZL

Zinc International
Rajagopal Kishore Kumar	51	Chief Executive Officer, Zinc International Division

Oil and Gas
Sudhir Mathur	52	Chief Financial Officer and Acting Chief Executive Officer

Iron Ore
Pramod Unde (11)	51	Chief Operating Officer, Iron Ore Business, Goa and Member of Interim Management Committee
A.N. Joshi (11)	57	Vice President, Corporate Affairs and Member of Interim Management Committee
S.L.Bajaj	60	Director, Finance
Neelesh Talathi	41	Chief Financial Officer, Iron Ore Business

Copper
P. Ramnath	55	Chief Executive Officer, Copper Operations at Tuticorin and Silvassa
Sharad Kumar Gargiya	40	Head of Finance, Copper Operations at Tuticorin and Silvassa

Aluminium and Power
Sushil Kumar Roongta	63	Head, Aluminium and Power Business, Vice Chairman, BALCO, Chairman, TSPL
Abhijit Pati	50	President & Chief Operating Officer, Aluminium and Power Business, Orissa
Ramesh Nair	45	Chief Executive Officer, BALCO
Niranjan Kumar Gupta	42	Chief Financial Officer, Aluminium and Power Business, Orissa

Notes:

(1)	Anil Agarwal was appointed as the Chairman Emeritus of our Company with effect from April 1, 2014. He ceased to be a member of the Board with effect from April 1, 2014.
(2)	Navin Agarwal was re-appointed as Executive Chairman with effect from April 1, 2014.
(3)	A “Whole Time Director” is a director who is employed full-time in rendering services to our management with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies.
(4)	Naresh Chandra was appointed as a Non-Executive Director with effect from March 29, 2014. Mr. Chandra is a member of the Audit Committee, the Stakeholders Relationship Committee and the Nomination and Remuneration Committee. He is also the Chairman of the Corporate Social Responsibility Committee.
(5)	Gurudas D. Kamat was earlier the Non-Executive Director of Sesa Goa Limited and continues as a Non-Executive Director since the effectiveness of the Re-organization Transactions with effect from August 17, 2013. Mr. Kamat is a member of the Audit Committee and the Nomination and Remuneration Committee. He is also the Chairman of the Stakeholders Relationship Committee.
(6)	Lalita D. Gupte was appointed as a Non-Executive Director with effect from March 29, 2014. Ms. Gupte is the Chairperson of the Audit Committee and is a member of the Stakeholders Relationship Committee.
(7)	Ravi Kant was appointed as a Non-Executive Director with effect from January 28, 2014. Mr. Kant is a member of the Audit Committee, Nomination and Remuneration Committee and the Corporate Social Responsibility Committee.
(8)	Tom Albanese was appointed as the Chief Executive Officer and Whole Time Director with effect from April 1, 2014. Mr. Albanese is a member of the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee.
(9)	Tarun Jain was appointed as a Whole Time Director with effect from April 1, 2014. Mr. Jain is a member of the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee.
(10)	Din Dayal Jalan was appointed as Chief Financial Officer and Whole Time Director with effect from April 1, 2014. Mr. Jalan is a member of the Stakeholders Relationship Committee and Share and Debenture Transfer Committee.
(11)	Our iron ore business is presently managed by an interim management committee comprising of Pramod Unde and A. N. Joshi, subsequent to the resignation of Mr.P.K.Mukherjee, the former CEO of the iron ore business, with effect from April 1, 2014.

Chairman Emeritus

Anil Agarwal, who founded the Vedanta group in 1976 was appointed as our Chairman Emeritus with effect from April 1, 2014. Mr. Agarwal is based in the United Kingdom. Mr. Agarwal is also the Executive Chairman of Vedanta and a Director of Sterlite Technologies Limited. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004, and was our Non-Executive Chairman until March 2014. Mr. Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005. He has over 38 years of experience as an industrialist and has been instrumental in the growth and development of the Company since its inception. He is the son of Mr. Dwarka Prasad Agarwal and is the brother of Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Directors

Navin Agarwal was appointed as our Executive Chairman with effect from April 1, 2014. Prior to this he was the Executive Vice Chairman of SIIL. Mr. Agarwal plays a key role in developing strategic thinking and the governance framework of the Group, and provides leadership for its long-term planning, business development and capital planning. He has been part of the Group for the last 32 years since its inception, and has been instrumental in executing the strategy of the group on a global scale. Mr. Agarwal is also the Non-Executive Chairman of BALCO, Cairn India, Konkola Copper Mines Plc, the Deputy Executive Chairman of Vedanta and a Non-Executive Director of HZL, Sterlite Iron & Steel Company Limited, Hare Krishna Packaging Private Limited, VRHL and Konkola Resources Limited. He has over 28 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management Program at Harvard University and is a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and is the brother of Mr. Anil Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Naresh Chandra is one of our independent directors and was appointed to our Board with effect from March 29, 2014. He has served as India’s Ambassador to the United States of America and was the Cabinet Secretary to the GoI. Mr. Chandra is a Master of Science in Mathematics from Allahabad University and a retired officer of the Indian Administrative Services. Mr. Chandra has held various senior positions such as the Chairman of the Indian Government Committee on Corporate Governance and Audit, Senior Advisor to the Prime Minister, Governor of Rajasthan and Chief Secretary to the Government of Rajasthan. Mr. Chandra serves as a director on the boards of several companies including Balrampur Chini Mills Limited, EROS International Media Limited, Electrosteel Castings Limited, Bajaj Auto Limited, Bajaj Finserv Limited, Bajaj Holdings and Investment Limited, Cairn India , Gammon Infrastructure Project Limited, AVTEC Limited, G4S Corporate Services (India) Pvt. Limited, Emergent Ventures India Pvt. Limited and EROS International Plc. The business address of Mr. Chandra is C-4/4053, Vasant Kunj, New Delhi 110070, India.

Gurudas D. Kamat is one of our independent directors and he was appointed to the board of Sesa Goa Limited with effect from December 23, 2005. He continues as independent Director on our Board pursuant to the effectiveness of the Re-organization Transactions with effect from August 17, 2013. Mr. Kamat is also a Director of Sesa Resources Limited. Mr. Kamat retired as the Chief Justice of the High Court of Gujarat in January 1997. Mr. Kamat is engaged in judicial work relating to arbitration and conciliation. He has over 45 years of experience in the legal field and the judiciary. Mr. Kamat was the prosecutor for the Government of Goa from 1967 to 1969. Since 1980, Mr. Kamat was an advocate for the Customs and Central Excise Department of the GoI. He was a member of the senate and the faculty of law at Bombay University from 1978 to 1980. Mr. Kamat was appointed as a judge of the High Court of Bombay on November 29, 1983. The business address of Mr. Kamat is 12/UG-1, Kamat Kinara, Nomoxin, Caranzalem, Goa 403002, India.

Lalita D. Gupte is one of our independent directors and was appointed to our Board with effect from March 29, 2014. She is the former Joint Managing Director of ICICI Bank and is currently the Chairperson of ICICI Venture Funds Management Company Limited. Ms. Gupte joined the Board of ICICI Limited in 1994 as the Executive Director and remained on the Board as the Joint Managing Director until 2002 when it merged with ICICI Bank. She was the Joint Managing Director of ICICI Bank from 2002 until 2006. She has more than 30 years of experience in the financial sector and has held various leadership positions in areas of leasing, planning and resources and corporate banking. She serves as a director on the Board of several companies including Alstom SA in France, Godrej Properties, Bharat Forge Limited, ICICI Venture Funds Management Co. Ltd. and Kirloskar Brothers. She holds a Bachelors degree in Economics and a Masters degree in Business Management. She completed her advanced management programme from INSEAD. The business address of Ms. Gupte is ICICI Venture Fund Management Company Limited, ICICI Venture House, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025, Maharashtra, India.

Ravi Kant is one of our independent directors and was appointed to our Board with effect from January 28, 2014. He was earlier the Managing Director and Vice Chairman of Tata Motors Limited. He joined Tata Motors in 1999 and has been associated with Jaguar & Land Rover, Tata Daewoo Commercial Vehicles, Korea and Tata Motors, Thailand. Prior to joining Tata Motors Limited, Mr. Ravi Kant was the Director of Phillips India Limited looking after the consumer electronics division. He is the Chairman of TAL Manufacturing Solutions Limited and Tata Advanced Materials Limited and is on the board of Tata Industries. He is the Chairman of the Indian Institute of Management, Rohtak and is on the governing board of The National Institute of Design, Ahmedabad. He is a member of the International Business Leadership Forum, London. He served on the board of Tata Motors Limited and is presently on the board of Tata Industries, TAL Manufacturing Solutions Limited, Tata Advanced Materials Limited, Antar India Private Limited and KONE Corporation. Mr. Kant studied at Mayo College, Ajmer, the Indian Institute of Technology, Kharagpur and Aston University, Birmingham, United Kingdom, from where he completed his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by Aston University in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, United Kingdom. The business address of Mr. Kant is Pallonji Mansion, Flat No. A-3, 43, Old Cuffe Parade, Near Hotel President, Mumbai 400005, India.

Tom Albanese was appointed as our Chief Executive Officer and Whole Time Director with effect from April 1, 2014. Prior to this, he was the Chief Executive Officer of Rio Tinto from May 2007 to January 2013. Mr. Albanese was previously appointed as the Chief Executive of the Industrial Minerals group in 2000 after which he was appointed as Director of Group Resources in July 2006. Mr. Albanese is also a member of the Board of Directors of Franco Nevada Corporation since August 2013, a Toronto based gold focused royalty and metal streaming company with assets around the world. In 2009, he joined the board of visitors for the Fuqua School of Business at Duke University in North Carolina. Tom holds a Bachelors degree in Mineral Economics and a Masters degree in Mining Engineering from the University of Alaska. The business address of Mr. Albanese is Core 6 Third Floor, Scope Complex, Lodi Road, New Delhi – 110 003, India.

Tarun Jain was appointed to our Board as a Whole Time Director with effect from April 1, 2014. He was the Director of finance of SIIL. Mr. Jain joined the Group in 1984 and has over 29 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of Sterlite USA, BALCO, Sterlite Infra Limited, Cairn India, Vedanta Medical Research Foundation and Rajtaru Charity Foundation. The business address of Mr. Tarun Jain is Vedanta 75, Nehru Road, Vile Parle (East), Mumbai – 400 099, India.

Din Dayal Jalan is our Chief Financial Officer and was appointed to our Board with effect from April 1, 2014. Mr. Jalan joined our Company as the President of our Australian operations and was responsible for the business and operations of CMT and Thalanga Copper Mines Proprietary Limited from January 2001 to February 2002 before becoming Chief Financial Officer (metals) of our Company. Mr. Jalan has been the Chief Financial Officer of Vedanta since October 2005. Mr. Jalan is also a Non-Executive Director of Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Vedanta Resources Jersey Limited, Vedanta Resources Jersey II Limited, Vedanta Investment Jersey Limited, Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited), Thalanga Copper Mines Proprietary Limited, CMT, Sterlite Ports Limited, Sterlite Infraventures Limited, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Maritime Ventures Private Limited, Twinstar Energy Holdings Limited, Twinstar Mauritius Holdings Limited, THL Zinc Ventures Limited, THL Zinc Limited and Pecvest 17 (Proprietary) Limited, South Africa, Vedanta Finance UK Limited, Konkola Copper Mines Plc, Malco Energy Limited. Mr. Jalan has over 35 years of experience in finance, accounts, audit, taxation, secretarial and legal areas. Mr. Jalan also has experience working in mining, engineering and non-ferrous metals industries. Mr. Jalan is a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India. The business address of Mr. Jalan is Core 6, Third floor, SCOPE Complex, 7 Lodhi Road, New Delhi 110003, India.

Executive Officers

A. Thirunavukkarasu was appointed as the President — Corporate Development, Chairman’s office of our Group in June 2014. Prior to this, he was appointed as the President for Corporate Human Resources of our Group. He joined the Group in April 2004 as General Manager of Human Resources and subsequently became the Senior Vice President of Human Resources for our Copper Division. In 2004 he headed our human resources, quality management, corporate social responsibility and public relation divisions. In July 2007 he became the Head — Corporate Human Resources division in Mumbai. Mr. Thirunavukkarasu has nearly three decades of professional experience and has held various positions in the field of human resources management in several companies including Hindustan Unilevers Limited, English Electric Co. of India Limited and TVS Electronics Limited. Mr. Thirunavukkarasu began his career as a faculty of Management Studies in Loyola College, Chennai, India. Mr. Thirunavukkarasu has a Bachelor degree in Humanities and a Masters degree in personnel management and organizational behaviour from Loyola College, Chennai. The business address of Mr. Thirunavukkarasu is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

Dilip Golani is the Director of Management Assurance and Information Technology function of our Group. He also headed the Management Assurance function from April 2000 to July 2004. Mr. Golani headed the sales and marketing division for HZL and was part of the Group performance management function from August 2004 to November 2005. Prior to joining the Group in April 2000, he was member of the audit team of Unilever responsible for auditing the Unilever group companies in Central Asia, Middle East and Africa regions. Prior to that, Mr. Golani was responsible for managing operations and marketing functions for one of the exports businesses of Hindustan Unilever Limited. Mr. Golani has over 25 years of experience and has previously worked with organizations like Ranbaxy Laboratories Limited and Union Carbide India Limited. Mr. Golani is a Bachelor in Mechanical Engineering from Motilal National Institute of Technology, Allahabad and has completed his Post Graduation in Industrial Engineering and Management from Natinal Institute of Industrial Engineering, Mumbai, India. The business address of Mr. Golani is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

Mansoor Siddiqi was appointed as the Group Director in-charge of projects in September 2011. Further, he is the Director of Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited and TSPL. He was a Director of Vedanta Aluminium till August 19, 2013 and its Whole Time Director till February 2011. Prior to his role in Vedanta Aluminium, he was the director (projects) for our Group and was managing our expansion projects in our aluminium and power business. Mr. Siddiqi joined our Group in 1991. Prior to joining our Group, Mr. Siddiqi worked at Hindustan Copper Limited and has 37 years of experience in various areas of operations and project management. Mr. Siddiqi has a Bachelor of Technology from the Indian Institute of Technology, Delhi, and a Post Graduate Diploma in Management from the All India Management Association, Delhi. The business address of Mr. Siddiqi is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

Rajesh Padmanabhan was appointed as the President and Group Chief Human Resource Officer in June 2014. He has over 29 years of experience and has previously worked at Patni Computers, Oberoi Group, Essel Propack Limited and ICICI Group in various roles in corporate banking, leasing, structure finance, setting up new businesses, SAP consulting and human resources. Prior to this, he was the Corporate Vice President and Chief Human Resource Officer at Capgemini, India. Mr. Padmanabhan has completed his double Masters degree in Human Resources and Finance from the University of Mumbai. He has served as a distinguished member of several national and international human resources forums. He is a member of the National board of National HRD Network and was a member of the National committee of Human Resources and Industrial Relations for Confederation of Indian Industry. The business address of Mr. Padmanabhan is Core-6, Third Floor, Scope Complex, 7, Lodhi Road, New Delhi 110003, India.

Roma Balwani was appointed the Executive Vice President – Group Communications and Corporate Social Responsibility in April 2014. She carries more than three decades of experience in corporate communications having led corporate communication in companies such as UTV Software Communications, APTECH Limited and Mahindra & Mahindra. Prior to joining us, she was the Chief Group Communications Officer at Mahindra & Mahindra. She holds a Bachelors degree in Economics from Jai Hind College and a Masters degree in Marketing Management from The University of Mumbai. The business address of Ms. Balwani is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

G.R. Arun Kumar is the Deputy Chief Financial Officer of Vedanta since December 2013. He joined Chief Financial Officer of Vedanta Aluminium in May 2013. He has around 19 years of experience in finance having worked in companies like General Electric and Hindustan Unilever Limited. Prior to joining Vedanta Aluminium, he was the Chief Financial Office - Asia Pacific (Appliances and Lighting) for General Electric, based out of Shanghai. Mr Arun Kumar is a Bachelor of Commerce from Loyola University, Chennai and is a fellow member of the Institute of Chartered Accountants of India. The business address of Mr. Arun Kumar is Core-6, Third Floor, Scope Complex, 7, Lodhi Road, New Delhi 110003, India.

Other Significant Employees

Zinc India Business

Akhilesh Joshi was appointed as the Chief Executive Officer of HZL in February 2012. He has 38 years of experience in the mining industry and joined HZL in 1976 and worked in various capacities at both the underground and opencast mines of HZL. In October 2008, he became Chief Operating Officer and Whole Time Director of HZL. Prior to this, he was the Senior Vice President (Mines), responsible for the overall operations at all mining units. He was the recipient of the ‘National Mineral Award’ from the government in 2006 for his outstanding contribution in the field of mining technology and received the “Lifetime Achievement Award” from the Indian Mining Engineering Journal in the year 2013. In the same year Mr. Joshi received “Mining Engineer of the year” award from Mining Engineers Association of India and “HZL Gold Medal award 2013” from Indian Institute of Metals for his significant contribution to the non-ferrous metal sector in India. He has also been honoured with “Business Today Best CEO Award (Core Sector)” by Business Today Group in the year 2013. Mr. Joshi also has life membership from institutions including Mining Engineers Association of India and Mining Geological and Metallurgical Institute of India. Moreover he is also a fellow member of the Institution of Engineers India. He is also the Director of Madanpur South Coal Company Limited. Mr. Joshi is a Bachelor of Engineering (Mining) from M.B.M. Engineering College, Jodhpur, and a Post Graduate Diploma in Economic Evaluation of Mining Projects from School of Mines, Paris. He also has a first class Mine Manager’s Certificate of Competency.

Amitabh Gupta was appointed as the Chief Financial Officer of HZL in November 2011 and is responsible for its finance and accounting, legal and secretarial, treasury and investor relations, direct and indirect tax and information technology. Prior to this, he was the Chief Financial Officer of Moser Baer Solar Limited. He has over 25 years of experience in finance and has worked at companies including Cargill India, TeleTech India (Bharti Group) and Ranbaxy Laboratories Limited. He is a Bachelor of Commerce from Shriram College of Commerce, New Delhi. He was awarded the Best Chief Financial Officer in the metal sector in India by CNBC-TV18 in 2014. Mr. Gupta is a member of the Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

Sunil Duggal was appointed as the Deputy Chief Executive Officer of HZL in April 2014. In a career span of over 30 years, Mr. Duggal has worked in cement industries for over 26 years and in non-ferrous metal industry for 4 years. He joined HZL in 2010 as an Executive Director and in September 2012, he was promoted to Chief Operating Officer. Prior to this, he was the President of Ambuja Cement Limited. He has extensive experience in project management, operations, HR, supply chain and has worked in leadership positions for more than 18 years. He was the recipient of the ‘Rajiv Gandhi Award’ for environment excellence in 1998. He has presented series of papers on utilization of waste like fly ash, jarosite, slag and others, and on environment practices and concrete technology in various national and international forums. He designed and executed the construction of India’s first high volume fly ash concrete road with 60 % fly ash. Mr. Duggal is a Bachelor of Engineering (Electrical) from Thapar Institute of Engineering and Technology, Patiala. He has participated in leadership development and management development programmes at International Institute for Management Development, Lausanne, Switzerland and Indian Institute of Management, Kolkata.

Zinc International Business

Rajagopal Kishore Kumar was appointed as the Chief Executive Officer (Base Metals) Africa with Konkola Copper Mines Plc, Zinc International business and CMT under his leadership in August 2013. He was earlier appointed as the Chief Executive Officer of our Zinc International Division with effect from February 24, 2011. He was appointed as the Chief Executive Officer of SIIL and its subsidiaries in October 2008 and remained in this position until March 2011. Prior to this, Mr. Kumar headed our copper and zinc divisions and was responsible for the overall management of our copper and zinc businesses since December 2006 and October 2008, respectively. He is also an Executive Director of Konkola Copper Mines Plc. He has more than 26 years of experience in accounting, marketing, supply chain management and merger and acquisitions. Mr. Kumar joined our Company in April 2003 as Vice President of marketing for HZL and became senior Vice President of marketing for our copper division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our Company, Mr. Kumar was employed by Hindustan Unilever Limited for 12 years. Mr. Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.

Oil & Gas

Sudhir Mathur was appointed as the Chief Financial officer of Cairn India in September 2012. On May 2, 2014, Mr. P. Elango, then Interim Chief Executive Officer of Cairn India resigned from his position, and subsequently, Mr. Mathur was appointed as the acting Chief Executive Officer of Cairn India. He has over 28 years of experience working in various industries such as telecommunications, manufacturing, infrastructure and consulting. In addition to his role in the finance function, Mr. Mathur is also responsible for commercial, legal, procurement and supply chain management, new business and program office at Cairn India. He began his career with PricewaterhouseCoopers in 1986. He joined Cairn India in 2012 as the Chief Financial Officer, prior to which he was the Chief Financial Officer and Head, Netco Business of Aircel Cellular Limited. Mr. Mathur holds a Masters degree in Business Administration from Cornell University and a Bachelors degree in Economics from Sri Ram College of Commerce.

Iron Ore

Pramod Unde was appointed the Chief Operating Officer for our iron ore business at Goa and a member of the interim management committee since the resignation of Mr. P.K. Mukherjee. Mr. Unde joined Konkola Copper Mines in Zambia in 2005, was incharge of operations and projects of Konkola mines and was then transferred to Sesa Goa in 2009. He was responsible for heading the entire iron ore operations in Goa in 2011. Prior to joining the Group, he has worked at CEAT Limited, Thermax India Limited and Alfa Laval India Limited. He also worked at Sterlite Optical Technologies Limited from 2001 to 2003 as Chief Operating Officer of the optical fiber business. Mr. Unde has over 31 years of experience in various functions and has worked with us for more than eight years. Mr. Unde is a Bachelor of Engineering (Mechanical) from Pune University.

A.N.Joshi was appointed as the Vice President of Corporate Affairs in October 2010. He is also a member of the interim management committee since the resignation of Mr. P.K. Mukherjee. He has 34 years of work experience in mining and mineral processing industry. Prior to this, he headed the Goa mining operations of Sesa Goa for 5 years and subsequently, the marketing and shipping functions for 8 years. Prior to Sesa Goa, he worked at Vizag Steel and Rourkela Steel. He has completed his B.Tech (Mining) from IIT Kharagpur in 1978 and he also holds a First Class Mines Manager’s Certificate restricted to opencast mine.

S L Bajaj was appointed the Director of Finance for our iron ore business since the effectiveness of the Re-organization Transactions. Mr. Bajaj joined the corporate office of SIIL at Mumbai as General Manager of Finance in 1995 and then worked with Sterlite Technologies Limited and HZL. Prior to joining the Vedanta Group, he worked with MP Iron & Steel unit of Hindustan Development Corp Ltd, SAE Limited and SS Kothari & Company. Mr. Bajaj has over 36 years of experience in finance and accounting. Mr. Bajaj is a Bachelor of Commerce from the University of Rajasthan. He is also a member of the Institute of Chartered Accountants of India.

Neelesh Talathi was appointed the Chief Financial Officer of our iron ore business with effect from July 2014. Prior to this, he worked at Unilever where he was the Director - Global Financial Analytics. Previously, he was also the Chief Financial Officer of Unilver in Egypt. He has 18 years of experience in corporate finance, supply chain management, team building and development, and change management. He is a qualified Chartered Accountant and Cost Accountant.

Copper Business

P. Ramnath was appointed the Chief Executive Officer of our copper operations in Tuticorin and Silvassa in September 2011 and has over 31 years of experience in chemicals, manufacturing and paper industries. Mr. Ramnath joined our Group in September 2011. Prior to joining our Group, he worked at Jubilant Life Sciences, Praxair India, SNF Ion Exchange, Bakelite Hylam Limited and Reliance Industries Limited. Prior to joining us, he was the Chief Operating Officer of JK Paper Limited. He is also a Director of Malco Energy Limited, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), Sterlite Ports Limited and Sterlite Infraventures Limited. Mr. Ramnath is a Bachelor of Technology from Osmania University, Hyderabad and a Post Graduate Diploma from the Indian Institute of Management, Bengaluru.

Sharad Kumar Gargiya was appointed Head-Finance of our copper operations in Tuticorin and Silvassa in August 2013 and has over 16 years of experience in the metal and mining sector covering zinc, copper, aluminium and the cable industries. Prior to joining the copper operations, he worked at BALCO as the Deputy Chief Financial Officer, for a period of nine months until July 2013. Prior to BALCO, he served as the Chief Financial Officer of Konkola Copper Mines Plc for four years until October 2012. Prior to Konkola Copper Mines Plc he worked in various capacities at HZL for seven years, until March 2009. His last position in HZL was the Head-Finance of HZL Mines. Prior to HZL he worked at Sterlite Technologies Limited. He has 16 years of experience in finance in the areas of management accounts, legal and secretarial, treasury and financing ,information technology , insurance , external relations , project finance and control . He holds a Bachelor of Commerce degree from Ajmer University and is a Chartered Accountant. He has also participated in the General Management Program organized by Harvard Business School in 2011 and is a HBS Alumnae.

Aluminium and Power Business

Sushil Kumar Roongta was appointed the head of our aluminium and power businesses, Vice Chairman of BALCO and Chairman of TSPL. He joined us in June 2011. Prior to his present appointment, he was the Chairman of Steel Authority of India Limited. Mr. Roongta has 38 years of experience with Steel Authority of India, and held several key positions in the marketing, HR and raw materials division before appointment as Chairman of the Steel Authority of India board in 2006. Mr. Roontga is a Bachelor of Engineering from the Birla Institute of Technology and Science, Pilani, with Post Graduate Diploma in Business Management in International Trade from Indian Institute of Foreign Trade, Delhi. He is Chairperson of the Board of Governors of the Indian Institute of Technology, Bhubaneshwar. He also serves as Independent Director on the Boards of ACC Limited and Jubilant Industries Limited. Mr Roongta is associated with various apex chambers, being Chairperson of Steel and Metal Committee and Member, Steering Committee of Federation of Indian Chambers of Commerce and Industry and Chairperson, National Expert Committee on Minerals and Metals of the Indian Chamber of Commerce.

Abhijit Pati was appointed the President and Chief Operating Officer of our aluminium and power business at Orissa in April 2012. Prior to this, he was the Vice President with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr. Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminium Smelter in the year 2006 and won the prestigious British Sword of Honour for the Hirakud Smelter in the year 1999. He is a member of the National Energy Commission, GoI. He is a two times gold medalist from The Calcutta University and International Management Institute, New Delhi, Mr. Pati is a first class honours Bachelor in Chemical Engineering from The Calcutta University and Masters in Business Administration from International Management Institute, New Delhi.

Ramesh Nair was appointed the Chief Executive Officer of our aluminium operations at BALCO in June 2013. Prior to joining BALCO, he worked at Jindal Stainless Limited as its President and Executive Director. Mr Ramesh Nair has over 20 years of experience in the metals industry and has worked with the Group for 11 years in multiple functions. He had earlier joined the Vedanta Group’s copper business in the year 2000 and has varied experience in smelter operations. He was appointed as the Chief Operating Officer of our copper units at Tuticorin and Silvassa in the year 2008. Prior to joining us, Mr. Ramesh Nair worked at Essar Steel Limited. Mr. Ramesh Nair is a Bachelor of Technology (Electrical) from the National Institute of Technology, Kurukshetra.

Niranjan Kumar Gupta was appointed the Chief Financial Officer of our aluminium and power business in July 2014. Prior to this, Niranjan worked at Unilever, London, where he was the Global Finance Director – Household Care Category and at PricewaterhouseCoopers. He has over 24 years of experience in business finance, supply chain, commercial, accounting and procurement in Unilever. He is a qualified Chartered Accountant, Cost Accountant and Company Secretary.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate compensation we paid our executive directors and executive officers for the fiscal year 2014 was Rs.525.7 million ($8.8 million), which includes Rs. 376.7 million ($6.3 million) paid towards salary, bonuses, allowances and other cash payments, Rs. 116.3 million ($1.9 million) paid and payable by us to Vedanta for the fair value of share options granted to our executive directors and executive officers under the Vedanta LTIP, and Rs. 32.7 million ($0.5 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive director or executive officer during the fiscal year 2014 was Rs. 172.2 million ($2.9 million) (of which Rs. 122.7 million ($2.1 million) comprised salary, bonuses and allowances, Rs. 38.0 million ($0.6 million) comprised payment by us and payable to Vedanta for the fair value of share options granted under the Vedanta LTIP, and Rs. 11.5 million ($0.2 million) comprised benefits such as contribution to the provident fund and superannuation fund.

The following table sets forth the compensation paid to our executive directors and executive officers in the fiscal year 2014, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

Name	Salary, Bonuses,	Fair Value of Share	Contribution to
	Allowances and	Options granted under	Provident and
	Perquisites	the Vedanta LTIP	Superannuation Funds
	(Rs. in millions)
Navin Agarwal	122.71	38.00	11.47
Din Dayal Jalan	32.81	10.11	2.62
Tarun Jain	73.16	21.75	6.45
A.Thirunavukkarasu	19.10	6.84	1.01
Dilip Golani	21.74	7.43	1.23
Mansoor Siddiqi	24.67	6.84	—
Mahendra Singh Mehta(1)	41.25	15.26	2.52
P. K. Mukherjee(2)	29.31	9.14	6.57
G. R. Arun Kumar	11.96	0.94	0.79

(1)	Mr. Mehta was appointed as the Chief Executive Officer of SIIL with effect from March 31, 2011. Since the effectiveness of the Re-organization Transactions, he was appointed as Whole Time Director and Chief Executive Officer of Sesa Sterlite Limited. He ceased to hold both these positions with effect from April 1, 2014.
(2)	Mr. Mukherjee was the Managing Director of the Sesa Goa upto August 16, 2013 and the Executive Director of our iron ore business with effect from August 17, 2013. He ceased to be a Director with effect from April 1, 2014.

The aggregate compensation paid or payable to our non-executive directors for the fiscal year 2014 was Rs. 8.4 million ($0.14 million), which comprised Rs. 0.9 million ($0.01 million) in sitting fees and Rs. 7.5 million ($0.13 million) in commissions.

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

Outstanding Awards or Options

As of March 31, 2014, our directors and executive officers as a group held options under the Vedanta LTIP to acquire an aggregate of 729,750 ordinary shares of Vedanta representing approximately 0.24% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “- Vedanta Long-Term Incentive Plan.”

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2013 and March 31, 2014, the total amount set aside by us to provide pension, retirement or similar benefits was Rs. 2,170 million and Rs. 2,009 million ($33.5 million) respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the provident fund and we also participate in defined contribution schemes in Australia, Namibia, South Africa and Ireland. We have no further obligation under these schemes apart from our regular contributions. We contributed an aggregate of Rs. 912 million and Rs. 1,205 million ($20.0 million) to all these schemes in fiscal years 2013 and 2014, respectively.

Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 1,831 million and Rs. 1,685 million ($28.1 million) in fiscal years 2013 and 2014, respectively.

Superannuation Fund

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 247 million and Rs. 295 million ($4.9 million) in fiscal years 2013 and 2014, respectively.

Compensated Absence

Our liability for compensated absences is determined on an undiscounted basis for short term liabilities and on an actuarial basis for long term liabilities, for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs.2,131 million and Rs. 2,154 million ($ 35.8 million) in fiscal years 2013 and 2014, respectively.

Vedanta Long-Term Incentive Plan (“Vedanta LTIP”) and Employee Share Ownership Plan (“ESOP”)

We are a participating company in the Vedanta LTIP and ESOP which was adopted by Vedanta to grant share options to its employees or employees of its subsidiaries. Awards under the plan may be granted to any employee of Vedanta or any of its subsidiaries who is not within six months of such employee’s normal retirement date.

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

The Vedanta LTIP and ESOP is consistent with our reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for executive directors and senior employees. The maximum value of Vedanta ordinary shares which may be conditionally awarded in any financial year to a participant in the Vedanta LTIP and ESOP who is an executive director is restricted to 100% of that executive director’s annual base salary.

The performance target which applies to vesting of awards under LTIP is our performance as measured against comparative total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals). The performance target which applies to vesting of awards under ESOP is our business performance set against business plan for the financial year comprising operational deliverables, enabler parameters and sustainability performance specific to each company.

ESOP Schemes

Vedanta adopted two new ESOP schemes on (i) September 24, 2012 pursuant to which a total of 4,652,550 options can be granted (“2012 ESOP Scheme”) and (ii) May 16, 2013 pursuant to which a total of 3,973,750 options can be granted (“2013 ESOP Scheme” and together with the 2012 ESOP Scheme, the “ESOP Schemes”) . According to the 2012 ESOP scheme, 50% of the shares vest on September 24, 2013 based on performance conditions from April 1, 2012 to March 31, 2013. The next 30% of the shares will vest on the second anniversary from the date of grant and the remaining 20% of the shares will vest on the third anniversary from the date of grant. According to the 2013 ESOP Scheme, 40% of the shares vest on May 16, 2014 based on performance conditions from April 1, 2013 to March 31, 2014. The next 30% of the shares will vest on the second anniversary from the date of grant and the remaining 30% of the shares will vest on the third anniversary from the date of grant irrespective of business performance. The exercise price is 10 cents for the ESOP Schemes.

As of March 31, 2014, our executive directors and executive officers as a group held options under the Vedanta LTIP and the ESOP Schemes to acquire an aggregate of 729,750 equity shares of Vedanta representing approximately 0.24% of Vedanta’s share capital. The following table summarizes, as of March 31, 2014, the options granted to our directors and executive officers under the Vedanta LTIP and the ESOP Schemes:

Name	Shares Underlying the Vedanta LTIP and the ESOP Schemes Grant date			Total
	August 1, 2011(1)	September 24, 2012(2)	May 16, 2013(3)
Navin Agarwal	57,500	85,000	85,000	227,500
Mahendra Singh Mehta (4)	21,000	38,000	38,000	97,000
Tarun Jain	26,750	60,000	60,000	146,750
Din Dayal Jalan	14,000	25,000	25,000	64,000
Dilip Golani	10,500	18,000	18,000	46,500
A Thirunavukkarasu	10,500	15,000	15,000	40,500
Mansoor Siddiqi	10,500	15,000	15,000	40,500
P.K. Mukherjee (5)	13,000	22,000	22,000	57,000
G.R.Arun Kumar	—	—	10,000	10,000
Total	163,750	278,000	288,000	729,750

(1)	All the underlying shares vest on August 1, 2014. The shares shall expire after 6 months from the date of vesting.
(2)	The underlying shares vest in the following manner: 50% on September 24, 2013, 30% on September 24, 2014 and the remaining 20% on September 24, 2015. The shares shall expire after 6 months from the date of vesting.
(3)	The underlying shares vest in the following manner: 40% on May 16, 2014, 30% on May 16, 2015 and the remaining 30% on May 16, 2016. The shares shall expire after 6 months from the date of vesting.

(4)	Mr. Mehta was appointed as the Chief Executive Officer of SIIL with effect from March 31, 2011. Since the effectiveness of the Re-organization Transactions, he was appointed as the Whole Time Director and Chief Executive Officer of Sesa Sterlite Limited. He ceased to hold both these positions with effect from April 1, 2014.
(5)	Mr. Mukherjee was the Managing Director of the Sesa Goa upto August 16, 2013 and the Executive Director of our iron ore business with effect from August 17, 2013. He ceased to be a Director with effect from April 1, 2014.

Limitations on Liability and Indemnification Matters

The Companies Act, 2013 provides an enabling provision for providing indemnity to directors and officers. The terms of the service contract with the Whole Time Directors provides that the Company shall indemnify and keep the director indemnified from and against all claims, demands, actions, suits and proceedings, penalties and punitive damages, attorney’s fees and such reasonable expenses arising out of any claim / litigation whatsoever that may be brought or made against the Director in relation to performance of duties assigned or arising out of natural course of the business of the Company.

The Companies Act, 2013 also provides that where any insurance is taken by a company on behalf of its Managing Director, Whole Time Director, Manager, Chief Executive Officer, Chief Financial Officer or Company Secretary for indemnifying any of them against any liability in respect of any negligence, default, misfeasance, breach of duty or breach of trust for which they may be guilty in relation to the company, the premium paid on such insurance shall not be treated as part of the remuneration payable to any such personnel; provided that if such person is proved to be guilty, the premium paid on such insurance shall be treated as part of the remuneration.

C. Board Practices

Compensation of the Board

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders or through postal ballot.

Prior to the Re-organization Transactions, each of Mr. Agarwal and Mr. Jalan was entitled to be paid a basic salary, performance incentives to be determined by our Board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. In addition, Mr. Agarwal was entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our Board of directors, subject to a maximum allowable under Indian law. Mr. Jalan was entitled to receive a bonus equal to 20.0% of his respective basic salary. Subsequent to the Re-organization Transactions, Mr. Agarwal is entitled to be paid a basic salary, performance incentives to be determined by our Board and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family and also a commission based on our net profits for a particular fiscal year as determined by our Board, subject to a maximum allowable under Indian Law. Subsequent to the Re-organization Transactions, under the service contracts, Mr. Mukherjee was entitled to be paid a basic salary, commission based on our net profits for a particular fiscal year as determined by our Board, subject to a maximum allowable under Indian Law, perquisites, housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for themselves and their family. Under the service contracts, Mr. Mehta was entitled to be paid a basic salary, perquisites, performance incentive, housing allowance, medical and insurance reimbursement, and leave travel concessions for themselves and their family. Mr. Mehta was entitled to receive a bonus equal to 20.0% of his respective basic salary.

Composition of the Board

Our Board currently consists of eight directors. Four of our eight directors, namely, Ravi Kant, Lalita D. Gupte, Naresh Chandra and Gurudas D. Kamat, satisfy the “independence” requirements of the NYSE rules.

Mr. Navin Agarwal entered into a service contract with us which will expire on July 31, 2018. With effect from April 1, 2014 Mr. Albanese, Mr. Jain and Mr. Jalan were appointed on our Board. Mr. Albanese and Mr. Jain have entered into service contracts with us which will expire on March 31, 2017 and March 31, 2018 respectively. The service contract entered into by Mr. Jalan with us will expire on September 30, 2014. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of the notice period. None of their service contracts provide for benefits upon termination of their employment. The rest of our directors have no fixed term of office and they serve as directors on our Board until their resignation or removal from office by a resolution of our shareholders, until they cease to be directors by virtue of the provision of law or they are disqualified by law or under our articles of association from being directors. Mr. Kant, Mr. Kamat, Mrs. Gupte and Mr. Chandra do not have any service contracts with the Company.

Committees of the Board

Our equity shares are currently listed and traded on the NSE and the BSE, and our ADSs are currently listed and traded on the NYSE. In addition to compliance with the NYSE corporate governance rules applicable to us as a foreign private issuer, we maintain our corporate governance arrangements in accordance with Indian regulations for companies listed on the NSE and the

BSE and as per the requirements of Companies Act, 2013. In particular, we have established an Audit Committee, a Nomination and Remuneration Committee, a Corporate Social Responsibility Committee, a Stakeholders Relationship Committee and a Share and Debenture Transfer Committee in accordance with the Indian corporate governance requirements. The composition and general responsibilities of each of these committees are described below.

Audit Committee

Pursuant to the Re-organization Transactions, there has been a change in the composition of the Audit Committee. Prior to the Re-organization Transactions, the Audit Committee held 2 meetings and 3 meetings were held since the effectiveness of the Re-organization Transactions in fiscal year 2014.

The Audit Committee currently consists of Mrs. Gupte as the Chairperson and Messrs. Kant, Chandra and Kamat as members.

Mr. K. K. Kaura was the Chairman of the Audit Committee from October 31, 2013 to March 20, 2014. Mr. J. P. Singh ceased to be a member of the Audit Committee with effect from January 28, 2014.

Ms. Lalilta D. Gupte was appointed the Chairperson of the Audit Committee with effect from March 29, 2014. Mr. Kant, and Naresh Chandra were appointed as members of the Audit Committee with effect from March 29, 2014. Mr. Gurudas D. Kamat became a member of the Audit Committee since the effectiveness of the Re-organization Transactions.

Each of Mrs. Gupte, Messrs. Kant, Chandra and Kamat satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules.

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

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Ms. Gupte is designated as our “audit committee financial expert”, within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

Nomination and Remuneration Committee

Pursuant to the Re-organization Transactions, there has been a change in the composition of the Nomination and Remuneration Committee. Prior to the Re-organization Transactions, the Nomination and Remuneration Committee held 2 meetings and 1 meeting was held since the effectiveness of the Re-organization Transactions in fiscal year 2014.

The Nomination and Remuneration Committee currently consists of Mr. Chandra as the Chairman and Messrs. Kant, Albanese, Jain and Kamat as members.

Mr. K K Kaura was the Chairman of the Nomination and Remuneration Committee from August 17, 2013 and ceased to be the Chairman and member of this committee on March 20, 2014. Mr. Kini ceased to be member of this committee with effect from August 28, 2013. Mr. Kamat who was earlier a member of this committee continued to be a member after the effectiveness of the Re-organization Transactions.

Mr. Naresh Chandra was appointed the Chairman of the Nomination and Remuneration Committee with effect from March 29, 2014. Messrs. Kant, Albanese and Jain were appointed as members of the Nomination and Remuneration Committee with effect from March 29, 2014, April 1, 2014 and April 1, 2014, respectively.

Section 178 of the Companies Act 2013 requires that the Nomination and Remuneration Committee comprise of at least three non-executive directors, out of which not less than one-half shall be independent directors. Our Nomination and Remuneration Committee complies with this requirement as three of the five members (all of whom are directors on our Board) on this committee are independent directors, namely, Messrs Kant, Chandra and Kamat.

Under the NYSE listing standards, listed companies must have a remuneration committee composed entirely of independent board members as defined by the NYSE listing standards. However, foreign private issuers such as us, are permitted to follow their respective home country rules in this regard. As a foreign private issuer, we are permitted to follow home country corporate governance practices and since we comply with the Indian regulations in relation to the independence requirements of the remuneration committee, we are not required to follow the NYSE listing standards for an all independent remuneration committee. The broad terms of reference of the Nomination and Remuneration Committee are to appraise the performance of Managing and/or Executive Directors, determine and recommend to the Board, the compensation payable to them. This committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc) of whole-time directors and executive directors. This is done after taking into account our profits and performance, external competitive environment and our growth plans and the company policy on rewarding achievements and performance. Payment of remuneration to the Executive Chairman, Managing Director and Whole Time Director is governed by the respective agreements executed between them and the Company and are governed by the board and shareholder resolutions. The remuneration structure comprises of salary, commission linked to profits, perquisites and allowances and retirement benefits (pension, superannuation and gratuity).

Share and Debenture Transfer Committee

Prior to the Re-organization Transactions, the Share and Debenture Transfer Committee held 9 meetings and 29 meetings were held since the effectiveness of the Re-organization Transactions in fiscal year 2014.

Mr. Mukherjee ceased to be the member of the committee with effect from April 1, 2014. Mr. Pradhan and Mr. Bajaj ceased to be the members of the committee with effect from July 29, 2014.

The Share and Debenture Transfer Committee consists of three members, namely Messrs. Jalan, Arun Kumar and Choubey who were appointed as members with effect from July 29, 2014.

The transfer of equity shares of the Company is approved by the Share Transfer Committee, which meets periodically to approve share transfers.

Corporate Social Responsibility Committee

Section 135 of the Companies Act, 2013 along with Companies (Corporate Social Responsibility Policy) Rules, 2014 mandates companies with revenue, net worth or profitability beyond a threshold limit to form a corporate social responsibility committee. This committee should comprise of three or more directors with at least one of them being an independent director. Our Corporate Social Responsibility Committee was constituted at the Board meeting held on March 29, 2014. Mr. Chandra is the Chairman of this committee, and Mr. Kant, Mr. Albanese and Mr. Jain are members of this committee with effect from April 1, 2014. We comply with this rule as two of the four members of this committee (all of whom are directors on the Board) are independent directors.

The principal duties and responsibilities of our Corporate Social Responsibility Committee are as follows:

•	formulate and recommend to the Board a corporate social responsibility policy which shall indicate the activities to be undertaken by the company as specified in Schedule VII of the Companies Act, 2013;

•	recommend the amount of expenditure to be incurred on the activities referred above; and

•	monitor the corporate social responsibility policy of the company from time to time.

Stakeholders Relationship Committee

Pursuant to the Re-organization Transactions, there has been a change in the composition of the Stakeholders Relationship Committee. Prior to the Re-organization Transactions, the Stakeholders Relationship Committee held 2 meetings and 2 meetings were held since the effectiveness of the Re-organization Transactions in fiscal year 2014.

The Stakeholders Relationship Committee currently consists of Mr. Kamat as the Chairman and Mrs. Gupte and Messrs. Chandra and Jalan as members.

Mr. Mukherjee and Mr. Bajaj ceased to be members of the Stakeholders Relationship Committee with effect from April 1, 2014.

Mr. Kamat is the Chairman of the Stakeholders Relationship Committee since the effectiveness of the Re-organization Transactions. Messrs. Chandra and Jalan and Mrs. Gupte were appointed as members of the Stakeholders Relationship Committee with effect from April 1, 2014.

Three of the four members of this committee (all of whom are directors on the Board) are independent directors. The principal duties and responsibilities of the Stakeholders Relationship Committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Our Business—Employees.”

E. Share Ownership for Directors and Executive Officers:

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 31, 2014 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of July 31, 2014 are based on an aggregate of 2,964,674,487 equity shares outstanding as of that date.

Number of Shares Beneficially Owned
As of July 31, 2014
Name of the Beneficial owner(1)	Number	Percent
Anil Agarwal(2)	1,819,099,602	61.36%
Navin Agarwal	—	—
Tom Albanese	—	—
Din Dayal Jalan	—	—
Ravi Kant	—	—
Naresh Chandra	—	—
Lalita D. Gupte	—	—
Gurudas D. Kamat	—	—
Tarun Jain	—	—
A. Thirunavukkarasu	—	—
Dilip Golani	600	*
Mansoor Siddiqi	—	—
Rajesh Padmanabhan	—	—
Roma Balwani	—	—
All our directors and executive officers as a group	1,819,100,202	61.36%

Notes:

*	Represents beneficial ownership of less than 1.0%.
(1)	Mr. Mehta held 600 shares in Sesa Sterlite as of March 31, 2014. Mr. Mehta was appointed as the Chief Executive Officer of SIIL with effect from March 31, 2011. Since the effectiveness of the Re-organization Transactions, he was appointed as the Whole Time Director and Chief Executive Officer of Sesa Sterlite. He ceased to hold both these positions with effect from April 1, 2014.

Further, Mr. Mukherjee held 2,000 shares in Sesa Sterlite as of March 31, 2014. Mr. Mukherjee was the Managing Director of the Sesa Goa up to August 16, 2013 and the Executive Director of our iron ore business with effect from August 17, 2013. He ceased to be a Director with effect from April 1, 2014.

(2)	Vedanta is the beneficial owner of 1,819,099,602 equity shares of the Company, consisting of:

(i)	1,235,726,219 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

(ii)	401,496,480 equity shares held by Finsider;

(iii)	44,343,139 equity shares held by Westglobe; and

(iv)	38,241,056 equity shares held by Welter Trading.

Volcan is the majority shareholder of Vedanta, which is the sole shareholder of VRHL, which is the sole shareholder of each of Twinstar and VRFL. VRFL is the sole shareholder of VRCL, which is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly owned by the Trust. Conclave is the trustee of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Mr. Anil Agarwal disclaims any such beneficial ownership of the shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of July 31, 2014 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 2,964,674,487 equity shares outstanding as of that date.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Vedanta (1)	1,819,099,602	61.36%

Note:

(1)	Vedanta is the beneficial owner of 1,819,099,602 equity shares of the Company, consisting of:

(i)	1,235,726,219 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

(ii)	401,496,480 equity shares held by Finsider;

(iii)	44,343,139 equity shares held by Westglobe; and

(iv)	38,241,056 equity shares held by Welter Trading.

Volcan is the majority shareholder of Vedanta, which is the sole shareholder of VRHL, which is the sole shareholder of each of Twinstar and VRFL. VRFL is the sole shareholder of VRCL, which is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider. Volcan is wholly owned by the Trust. Conclave is the trustee of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” As a result of this agreement, Mr. Anil Agarwal disclaims any such beneficial ownership of the shares.

Significant Changes in Percentage of Ownership

The following table sets forth the significant changes in the shareholding interests of our Company by our principal shareholders in our equity shares in the last three fiscal years. Except as disclosed below, there were no significant changes in the percentage of ownership in our Company in the last three fiscal years. Percentages set forth below are based on the number of equity shares outstanding as of the dates set forth below.

	As of March 31,						As of July 31,
Name and Type of Shares	2012		2013		2014		2014
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Vedanta
Equity shares	1,956,383,435	58.20%	1,956,383,435	58.20%	1,728,034,417	58.29%	1,819,099,602	61.36%

As of July 31, 2014, there were approximately 369,746 holders of our equity shares of which 150 have registered addresses in the United States. As of the same date, 58,487,176 of our ADSs representing 233,948,704 equity shares, representing 7.89% of our outstanding equity shares, were held by a total of 8 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

B. Related Party Transactions

The following is a summary of the material transactions we have engaged with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those where our management or we have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For a further discussion of related party transactions, See Note 32 to our consolidated financial statements included elsewhere in this Annual Report.

Related Parties

Volcan and the Agarwal Family

Volcan holds 62.3% of the share capital and 69.6% of the voting rights of Vedanta. Volcan is 100% owned and controlled by the Trust. Conclave is the trustee of the Trust and controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, is the protector of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “- Vedanta.”

Vedanta

As of July 31, 2014, Vedanta is the beneficial owner of 1,819,099,602 equity shares of the Company, consisting of:

(i)	1,235,726,219 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying Equity shares;

(ii)	401,496,480 equity shares held by Finsider;

(iii)	44,343,139 equity shares held by Westglobe; and

(iv)	38,241,056 equity shares held by Welter Trading.

Volcan is the majority shareholder of Vedanta, which is the sole shareholder of VRHL, which is the sole shareholder of each of Twinstar and VRFL. VRFL is the sole shareholder of VRCL, which is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly owned by the Trust. Conclave is the trustee of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. As a result of this agreement, Volcan, the Trust, Conclave and Mr. Anil Agarwal disclaim any such beneficial ownership of the shares.

Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and its direct and indirect shareholders, and their respective associates, or the “Volcan Parties” as required by the listing rules of the Financial Conduct Authority of the United Kingdom or the Financial Conduct Authority and to ensure that transactions and relationships are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the Financial Conduct Authority or if Vedanta is de-listed from the London Stock Exchange (“LSE”). In addition, the relationship agreement will terminate in respect of Conclave and Mr. Anil Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the Financial Conduct Authority is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of 30.0% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at Board meetings of such company.

Under the relationship agreement:

•	the parties agree to ensure that Vedanta is capable, at all times, of carrying on its business independently of the Volcan Parties as required by the listing rules of the Financial Conduct Authority;

•	Vedanta’s board of directors and nominations committee and any other committee of Vedanta’s Board of directors (other than the audit committee or the remuneration committee or any committee which may be established by the board of directors in connection with a specific transaction, the constitution of which is approved by the board of directors) to which significant powers, authorities or discretions are delegated shall at all times comprise a majority of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Vedanta’s remuneration committee and audit committee shall at all times consist only of non-executive directors;

•	Volcan is entitled to nominate for appointment to the board of directors of Vedanta such number of persons as is one less than the number of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	neither Mr. Anil Agarwal nor any non-independent directors shall be permitted, unless the independent directors agree otherwise, to vote on any resolutions of Vedanta’s board of directors or of a committee of the board to approve the entry into, variation, amendment, novation or abrogation or enforcement of any contract, arrangement or transaction with any of the Volcan Parties;

•	Volcan shall not exercise voting rights attaching to its shares in Vedanta or any resolution to approve the entry into, variation, amendment, novation or abrogation of any transactions or arrangements between Vedanta and the Volcan Parties;

•	the Volcan Parties represented and warranted to Vedanta that at the time of the execution of the relationship agreement they did not own, directly or indirectly, any interests in the smelting, refining, mining or sale of any base metals or mineral otherwise than through Vedanta or any member of the Vedanta group;

•	the Volcan Parties agreed to, directly or indirectly, acquire or otherwise invest in any company, business, business operation or other enterprise which engages in the smelting, refining or mining of base metals or minerals only through Vedanta or other member of the Vedanta group. However, this agreement does not prevent, restrict or limit:

•	the acquisition or ownership by the Volcan Parties of not more than 5.0% in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; or

•	the acquisition or ownership, directly or indirectly, by the Volcan Parties of any interest in, a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of Vedanta group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to $ 50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party (i) is not an officer or director of a Vedanta group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favorable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta group should not make the acquisition; and

•	transactions and relationships between Vedanta and the Volcan Parties must be conducted at arm’s length and on a normal commercial basis.

Key Management Personnel

See “Note 32. Related Party Transactions of Notes to the consolidated financial statements.”

Related Party Transactions

SIIL entered into a (i) representative office agreement; (ii) consultancy agreement; and (iii) a service agreement with Vedanta on various dates. Pursuant to the effectiveness of the Re-organization Transactions, these agreements have been renewed and are now valid till March 2018. For more information, please see “Item 10. Additional Information – C. Material Contracts.”

Relationship agreement between Cairn India and Vedanta

Vedanta and Cairn India entered into a relationship agreement on December 8, 2011. This relationship agreement requires each of Vedanta and Cairn India to exercise all of their respective powers and, so far as they are respectively able to do so, procure that the directors of Cairn India exercise their respective powers to ensure that: (i) the business of Cairn India is at all times carried on independently of any other member of Vedanta; (ii) all dealings between Cairn India and the rest of Vedanta are approved by the Cairn India audit committee; and (iii) the business of Cairn India is managed for the benefit of its shareholders as a whole. The parties also agreed to use their reasonable endeavors to ensure that they can comply with their respective obligations under applicable law or under the rules of the stock exchanges on which their securities are traded. This relationship agreement requires Cairn India to provide Vedanta with such information as it may require in order to comply with its legal, regulatory and reporting obligations for so long as Vedanta’s holding in Cairn India is of a level that requires Vedanta to account for the holding as its subsidiary or associated undertaking under IFRS. Further, until Vedanta holds at least 10% of the issued equity share capital of Cairn India, it is agreed between the parties that, subject to certain limitations and subject to applicable law, Vedanta has the right to require Cairn India to take such steps as may be reasonably required by it in connection with a proposed sale or disposal of Cairn India shares by any member of Vedanta. Cairn India is required to comply with such best practices, principles, standards, policies and provisions that Vedanta reasonably requires and has approved from time to time.

Loans assigned to Vedanta Resources Jersey II Limited

During the year, loan receivables of $916.2 million including the loans described below from (i) to (vii) were assigned by Monte Cello, THL Zinc Holding B.V and THL Zinc Limited to Vedanta Resources Jersey II Limited in exchange for the loan payables to Vedanta Resources Jersey II Limited by TMHL. As a result, there are no amounts outstanding under these agreement as of March 31, 2014.

A Memorandum of Understanding was entered into between Vedanta Resources Jersey II Limited, TMHL and Monte Cello, THL Zinc Holding B.V and THL Zinc Limited and assignment agreements wherein the loans aggregating to $ 916.2 million provided by Vedanta Resources Jersey II Limited to TMHL per this facility have been assigned to Montecello BV, THL Zinc Holding B.V and THL Zinc Limited respectively and hence Montecello BV, THL Zinc Holding B.V and THL Zinc Limited are the new lenders to TMHL.

(i)	Loan Agreement—Vedanta Jersey Investment Limited and Monte Cello

Monte Cello entered into agreement with Vedanta Jersey Investment Limited on April 1, 2010 to make available a loan facility for one year which shall not exceed $ 150 million. The loan facility has been, upon maturity, renewed each year, on fresh terms and conditions, for a further period of one year. Accordingly, the loan has been renewed for a period of one year till April 2014, with an interest rate of 2.56% per annum.

(ii)	Loan Agreement—Welter Trading and Monte Cello

Monte Cello entered into agreement with Welter Trading on November 3, 2010 to make available a loan facility which shall not exceed $ 100 million. The limit was further increased upto $ 105 million during 2012. In fiscal year 2013, the loan balance together with accrued interest amounting to $ 103.3 million was renewed into a fresh loan at an interest rate of LIBOR plus 120 basis points for a further period of one year.

During fiscal year 2013, Monte Cello also entered into an agreement with Welter Trading for a loan facility of $ 50 million for a period of one year. The loan was renewed for a period of one year till August 2014 with an interest rate of 2.13%.

(iii)	Loan Agreement—Welter Trading and THL Zinc Holding BV

THL Zinc Holding B.V entered into an agreement with Welter Trading on August 6, 2012 for a loan facility of $ 100 million at an interest rate of 1.35% per annum for a period of one year. The loan was renewed for a period of one year till August 2014 with an interest rate of 2.13%.

(iv)	Loan Agreement—Twin Star and THL Zinc Limited

During fiscal year 2013, THL Zinc Limited further entered into an agreement for a loan facility of $ 100 million at an interest rate of LIBOR plus 100 basis points.

(v)	Loan Agreement—Richter and THL Zinc Holding B.V

THL Zinc Holding B.V entered into an agreement with Richter on December 24, 2012, further amended on January 11, 2013 for a loan facility of $ 240 million at an interest rate of LIBOR plus 115 basis points for a period of one year.

(vi)	Loan Agreement—VRHL and THL Zinc Holding B.V

During fiscal year 2014, THL Zinc Holding B.V entered into an agreement for a loan facility of $ 30 million at an interest rate of 1.72%.

(vii)	Loan Agreement—VRHL and THL Zinc Limited

During fiscal year 2014, THL Zinc Limited entered into an agreement for a loan facility of $ 108 million at an interest rate of 1.67%.

Vedanta Resources Jersey II Limited and TMHL

(i)	During fiscal year 2011, TMHL entered into a loan facility agreement with Vedanta of $100 million which was extended till November 2012 and further extended till November 2013 with amended facility upto $350 million. During the year the amount under this facility agreement has been extended till November 19, 2017 with an interest rate of LIBOR plus 362 basis points. The outstanding balance under this facility at March 31, 2014 is $203.3 million.

(ii)	During fiscal year 2012, TMHL entered into two loan facility agreements of $750 million each with Vedanta. The loan proceeds were used to meet the funding requirements for acquisition of an initial 10% of the outstanding share capital of Cairn India in July 2011. The final repayment dates of the loans are May 24, 2016 and June 24, 2021 respectively, or on demand from the lender with 30 days notice. The loans are unsecured. Interest rates for the two loan facility agreements of $ 750 million are 7.95% and 9.45% per annum. The outstanding balance under this facility at March 31, 2014 was $1,500 million.

(iii)	During fiscal year 2012, TMHL entered into a loan facility agreement of $1,625 million with Vedanta. The final repayment date is November 28, 2018 or on demand from the lender with 30 days notice. The loan is unsecured. The interest rate on this loan is 8.15% per annum. The outstanding balance under this facility at March 31, 2014 was $705.6 million.

During the fiscal year 2014, pursuant to executing a deed of assignment between Vedanta and Vedanta Resources Jersey II Limited, all the existing rights of the loan agreements mentioned above from (i) to (iii) have been assigned to Vedanta Resources Jersey II Limited and the new lender in the place of Vedanta is Vedanta Resources Jersey II Limited.

During fiscal year 2014, TMHL entered into a loan agreement with Vedanta Resources Jersey II Limited for $1,200 million and $300 million at an interest rate of at an interest rate of 7.25% and 8.375% % per annum respectively to meet funding requirements for refinancing of a loan for the acquisition of 38.68% of the outstanding share capital of Cairn India. The final repayment dates are January 31, 2019 and May 31, 2023 or on demand from the lender with 30 days notice. The loans are unsecured. The outstanding balances of these loans as of March 31, 2014 are $1,200 million and $284.8 million respectively.

Acquisition of shareholding in Cairn India

Pursuant to the share purchase agreement, dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Cairn India and an associated debt of $ 5,998 million by acquiring TEHL, for a nominal cash consideration of $ 1. Subsequently with effect from August 26, 2013, TEHL, TMHL and Cairn India (including all its subsidiaries) are now the subsidiaries of Sesa Sterlite.

Cairn production sharing contract guarantee to Government

Vedanta has provided parent company financial and performance guarantees to the GoI for Cairn India’s obligation under the production sharing contracts. The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under production sharing contracts, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfill its obligations under production sharing contracts.

Conflicts of Interest and Allocations of Business Opportunities

From time to time, conflicts of interest have in the past and will in the future arise between us and our affiliates, including our controlling shareholder, Vedanta, and other companies controlled by Vedanta, our directors and our executive officers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with Vedanta.” With respect to transactions between us and our affiliates, directors and executive officers that involve conflicts of interests, we have in the past undertaken and will continue in the future to undertake such transactions in compliance with the rules for interested or related party transactions of the London Stock Exchange on which Vedanta is listed, the NYSE on which our ADSs are listed and the NSE and BSE.

The rules applicable to London Stock Exchange companies, which would apply to transactions between us and the controlling shareholders of Vedanta, namely Volcan and the Agarwal family, require that the details of a related party transaction be notified to a regulatory information service and disclosed to the Financial Conduct Authority as soon as possible after the terms of the transaction are agreed upon. There is also a requirement that a circular containing information about the related party transaction be sent to all shareholders and that their approval of the related party transaction be obtained either before the transaction is entered into or, if the transaction is conditional on shareholder approval, before the transaction is completed. The related party and its associates must be excluded from voting on the related party transactions. The requirement of shareholder approval does not apply to transactions where the gross assets of the transaction as a percentage of the gross assets of the listed company, the profits attributable to the assets of the transaction as a percentage of the profits of the listed company, the consideration for the transaction as a percentage of the aggregate market value of all the ordinary shares (excluding treasury shares) of the listed company and the gross capital of the company or business being acquired as a percentage of the gross capital of the listed company, does not exceed 5%. However, the listed company must, before entering into the related party transaction, inform the

Financial Conduct Authority of the details of the proposed related party transaction, provide the Financial Conduct Authority with a written confirmation from an independent adviser acceptable to the Financial Conduct Authority that the terms of the proposed related party transaction with the related party are fair and reasonable as far as the shareholders of the listed company are concerned and undertake in writing to the Financial Conduct Authority to include details of the related party transaction in the listed company’s next published annual accounts, including, if relevant, the identity of the related party, the value of the consideration for the transaction or arrangement and all other relevant circumstances. Related party transactions where all the above percentage ratios are 0.25% or less have no requirements under the rules applicable to London Stock Exchange companies. Where several separate transactions occur between a company and the same related party during a 12-month period, the transactions must be aggregated for the purpose of applying the percentage ratio tests.

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

Under the Companies Act, 2013, a company needs approval of the Audit Committee on all related party transactions and any amendments. This is irrespective of whether they are in the ordinary course of business and consummated at arm’s length or they do not breach the share capital or transaction value thresholds prescribed in the board rules.

If the transaction is entered into the ordinary course of business, and is also at arm’s length, neither a board approval nor a special resolution of a disinterested shareholder is required. For transactions which are neither in the ordinary course of business nor at arm’s length, the company will need an approval of the board, irrespective of the share capital or transaction value.

The company needs to pass a shareholders’ special resolution at a general meeting, if the criteria below mentioned are satisfied. Members of the company, who are related parties, are not permitted to vote on the special resolution.

(i)	Related party transactions are neither in the ordinary course of business nor at arm’s length, and

(ii)	The Company’s paid-up share capital is not less than the prescribed limit, or transaction(s) amount exceed a specified threshold.

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

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations, cash flows or financial position. See Note 30 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi pronounced an award rejecting our claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on August 21, 2014. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is on September 13, 2014. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Legal proceedings against us involving a suspension of mining operations in the State of Goa.

A writ petition was filed by the Goa Foundation before the Supreme Court of India on September 25, 2012, based on the Justice M.B. Shah Commission Report dated March 15, 2012, directing certain actions against the Union of India, State of Goa, Ministry of Mines, Indian Bureau of Mines and the Goa State Pollution Control Board. The petitioner had submitted that the respondents be directed to initiate termination of all leases that are found to be involved in illegal mining and to direct action against all the violators involved in illegal mining as named in the Shah Commission Report. The Shah Commission Report, appointed to inquire into illegal mining of iron and manganese ore in Goa and a few other states alleged illegal mineral extraction in Goa and renewal of mining leases without appropriate consents and approvals in violation of environmental laws and rules thereby causing ecological and environmental damage due to the extinction of limited natural resources. Consequently, the Supreme Court of India appointed a Central Empowered Committee to investigate into the allegations raised in the Shah Commission report. Further, the Supreme Court of India issued an interim order on October 5, 2012, directing that all mining operations in the leases in Goa as identified in the Shah Commission Report, and transportation of iron ore and manganese ore from those leases, be suspended pending further directions.

In November 2012, we filed an application before the Supreme Court of India to be impleaded as a respondent which was allowed by the Court by its order dated February 15, 2013. Further, we filed an intervention application in November 2012 before the Supreme Court of India alleging that no opportunity was accorded to the respondents while recording the findings of the Shah Commission Report, in violation of Article 14 of the Constitution of India and the principles of natural justice.

We, together with other lessees submitted detailed replies to Central Empowered Committee in November 2012 stating that no illegal mining activities were being carried out as alleged. Subsequently, we filed an affidavit on November 29, 2012 challenging the Shah Commission Report’s findings that mining companies have been carrying out mining operations beyond their respective mining lease areas. The affidavit seeks to allow modification of the order of the Supreme Court of India dated

October 5, 2012 and allow mining operations to resume. We had filed an interim application dated April 23, 2013 to modify the Supreme Court of India order dated October 5, 2012 to the extent of allowing sale/movement of iron ore already extracted under the supervision of a statutory authority.

The Supreme Court of India passed an interim order on November, 11, 2013 directing inventory of excavated mineral ore and sale of the inventorized mineral ores by e-auction and retention of the sale proceeds by the State of Goa till the Court delivers the final judgment in these matters on the legality of the leases from which the mineral ores were extracted. Further the Court also directed for the constitution of a Committee of experts to conduct a Macro Environment Impact Assessment Study on proposed ceiling of annual excavation of iron ore from the State of Goa keeping in mind the principles of sustainable development and inter-generational equity and all other relevant factors.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations including directions on mining by the lessees after November 22, 2007 as being illegal, dumping outside the leased area as being impermissible; interim buffer zone fixed at one kilometer from the boundaries of National Parks and Sanctuaries, cap on annual excavation at 20 million tons other than from dumps until the final report of Expert Committee is submitted, appropriation of the sale value of e-auctioned inventorized ores by the State Government as per stipulated conditions, payment of 10% of the sale proceeds to the Goan Iron Ore Permanent Fund.

The Supreme Court also directed MoEF to issue notification of eco-sensitive zones within a period of six months and sought for final report from the Monitoring Committee set up by the State Government of Goa within six months as well submission of Expert Committee report within six months on mining dumps and its final report within twelve months on the cap on the annual excavation of iron ore in Goa.

On May 6, 2014 we filed for a review of the aforesaid judgment in the Supreme Court of India on limited issues related to a) declaration that expiry of mining leases with effect from 2007 as deemed renewal does not apply to renewal b) dumping outside mining lease is not permitted c) 10% of the sale price of the iron ore to be paid to Goan Iron Ore Permanent Fund, and d) cap on annual excavation at 20 million tons other than from dumps.

Certain prosecution proceedings brought by SEBI against us, Mr. Anil Agarwal and Mr. Tarun Jain

In April 2001, SEBI ordered that prosecution proceedings be brought against us, alleging that we have violated the regulations prohibiting fraudulent and unfair trading practices and it also passed an order prohibiting us from accessing the capital markets for a period of two (2) years. This SEBI order was overruled by the SEBI Appellate Tribunal on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. The next date of hearing has not yet been fixed.

In addition to the prosecution proceedings, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us, Mr. Anil Agarwal and Mr. Tarun Jain (who was the chief financial officer of MALCO at the time of the alleged price manipulation). When SEBI’s order was overruled on October 22, 2001, we filed a petition before the High Court of Bombay to stay those criminal proceedings on the grounds that the SEBI Appellate Tribunal had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings.

Investigation by the Serious Fraud Investigation Office of India

In October 2009, the Ministry of Corporate Affairs ordered the Serious Fraud Investigation Office of India to investigate into Sesa Goa’s and Sesa Industries Limited’s (which has subsequently been merged with Sesa Goa) affairs in respect of alleged mismanagement, malpractices, financial and other irregularities, including the alleged siphoning and diversion of funds, which allegedly occurred primarily in the period prior to our acquisition of Sesa Goa in 2007. The Serious Fraud Investigation Office of India report made certain allegations relating to under-invoicing the export of iron ore, over-invoicing the import of coal, over-invoicing of sale of iron ore from Sesa Goa to Sesa Industries Limited, commission paid to Mitsui and other violations under the Companies Act, 1956 during the period from 2001 to 2007. The report has recommended that action be taken against the directors of Sesa Goa during the aforementioned period. The allegations in the Serious Fraud Investigation Office of India report were dropped and subsequently, the GoI through the Ministry of Corporate Affairs filed complaints against Sesa Goa and certain of its directors and officers, for violation of only certain sections of the Companies Act, 1956, including, dealing with publication of name outside the premises, form of balance sheet and inducing persons to invest money. The foreign directors remain un-served till date. The other directors and offices have been exempted from personal appearance. The next date of hearing is scheduled for September 18, 2014.

Criminal proceedings against certain directors and employees of BALCO

Criminal proceedings were initiated by Mr. Ajay Padia before the Court of the Judicial Magistrate First Class, Pune against Mr. Anil Agarwal, Mr. Navin Agarwal, Mr. Tarun Jain and certain of our other former directors and employees in 2002 alleging that an assurance that was given by the above mentioned directors regarding payment of all amounts owed to him for the damaged material supplied by BALCO was not honored. An application under Section 482 of the Indian Criminal Procedure Code was filed in the High Court of Bombay for quashing the proceedings in the Judicial Magistrate First Class and to dispose the matter directing that alternative remedies were available before the Sessions Court, Pune, which was the appropriate Court. The High Court of Bombay stayed the criminal proceedings and the application was listed for disposal. The next date of hearing has not been fixed.

Penalties levied by the Enforcement Directorate on certain of our directors and us

The Enforcement Directorate levied penalties on certain of our directors and us aggregating to Rs.347 million ($ 5.8 million). It was alleged that we transferred an amount equivalent to $49 million to Twinstar Holdings Limited and investment into Sterlite and MALCO through Twinstar Holdings Limited without the permission of the RBI. We have submitted that Twinstar Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment.

We appealed against this order of the Enforcement Directorate to the appellate tribunal for foreign exchange seeking a waiver of the pre-deposit amount, which is equal to 100% of the penalty levied, which was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The next date of hearing is scheduled for August 29, 2014.

Criminal proceedings against Sesa Goa and its directors

Ms. Krishna Bajaj filed a complaint against the former directors of Sesa Industries Limited (which has since been amalgamated with Sesa Goa) before the Magistrate at Mumbai in 2000, in relation to shares issued on a preferential basis by Sesa Industries Limited in 1993 to Sesa Goa’s shareholders, alleging that the shares of Sesa Industries Limited were not listed within 12 to 18 months of the offer as stated in the offering document. The four directors appeared before the court on June 16, 2009 and pleaded not guilty to the charges. The four directors filed a criminal application in the High Court of Bombay challenging the Magistrate’s order of framing charges before the High Court of Bombay. The High Court of Bombay admitted the criminal application and stayed the proceedings pending before Magistrate at Mumbai.

Ms. Krishna Bajaj also filed another complaint against Sesa Industries Limited (which has subsequently been merged with Sesa Goa), Sesa Goa and their directors in 2003 alleging that when Sesa Goa had offered in 2003 to buy back shares issued on a preferential basis by Sesa Industries Limited in 1993 from Sesa Industries Limited’s minority shareholders of Sesa Industries Limited (including herself), Sesa Goa had committed the same offence alleged against the then directors of Sesa Industries Limited described in the preceding paragraph and accordingly, Sesa Industries Limited, Sesa Goa and their directors should also be liable for the failure to list Sesa Industries Limited’s shares. The Chief Judicial Magistrate at Mumbai issued an order for process in October 2006 against Sesa Industries Limited, Sesa Goa and its directors, against which a criminal writ petition was filed by Sesa Industries Limited, Sesa Goa and their former directors before the High Court of Bombay, which stayed further proceedings in August 2007. The High Court of Bombay subsequently passed an order in December 2008 in favour of Sesa Industries Limited, Sesa Goa and their directors, quashing Ms. Bajaj’s complaint. The Supreme Court of India subsequently issued notices to all the parties in the special leave petition of Ms. Krishna Bajaj challenging the order of the High Court of Bombay. Ms. Krishna Bajaj submitted an application to implead the Serious Fraud Investigation Office as a party to the proceedings which was allowed by the Supreme Court of India in November 2011. The next hearing is on October 27, 2014.

Writ petitions filed against us alleging violation of certain air, water and hazardous waste management regulations at our Tuticorin plant.

Various writ petitions were filed before the High Court of Madras alleging that sulphur dioxide emissions from our copper smelting operations at Tuticorin were causing air and water pollution and hazardous waste and sought a cancellation of our permits and environmental approval to operate our smelter.

A writ petition was filed in December 2009 before the High Court of Madras challenging the grant of environmental clearance for the expansion of our copper smelter at Tuticorin. But no order or direction for injunction was granted. The next date of hearing for the writ petition is not yet fixed.

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition with the National Green Tribunal challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The National Green tribunal passed an interim order in May 2013 allowing the smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. The expert committee constituted by the National Green Tribunal submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the National Green Tribunal, on July 15, 2013, ordered that the smelter could re-commence its operations. On August 8, 2013, the National Green Tribunal confirmed its May 31, 2013 order and held that there was no health impact owing to the operations with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. We have implemented all the recommendations during the year. However, the TNPCB filed a notice of appeal against the orders of the National Green Tribunal. The appeals are pending before the Green bench of the Supreme Court of India.

The MoEF has rejected the forest clearance granted to the Niyamgiri mining project and our expansion plans of refinery in Lanjigarh are on hold.

In 2004, a writ petition was filed against us, the Government of Odisha, the Republic of India, the Orissa Mining Corporation, and others by a private individual before the High Court of Orissa, alleging that the grant of a mining lease by the Orissa Mining Corporation to us to mine bauxite in the Niyamgiri Hills at Lanjigarh, in the State of Orissa, would violate the provisions of the Forest (Conservation) Act, 1980 of India. The petition alleges that the felling of trees, construction of the alumina refinery by us and the development of the mine is in violation of the Forest (Conservation) Act, 1980 and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite, to declare the memorandum of understanding entered into between us and the Orissa Mining Corporation void, a court direction for the immediate cessation of construction of the Lanjigarh alumina refinery and an unspecified amount of compensation from us for damage caused to the environment. This petition was also filed before the Supreme Court of India by certain non-governmental organizations and individuals. The Supreme Court granted us the clearance to mine in and around the Niyamgiri Mines on terms and condition as specified in the Court order. Consequent to the order of the Supreme Court of India, the proceedings before the High Court of Orissa became redundant as the issues were already determined.

Thereafter, the MoEF on August 24, 2010 declined to grant the forest clearance for the Niyamgiri Mines to Orissa Mining Corporation, and rendered the environmental clearance non-operational. On March 8, 2011, the Orissa Mining Corporation challenged the order of the MoEF by a special leave petition in the Supreme Court of India. On April 1, 2011, the Court admitted the corporation’s plea against the MoEF. The Supreme Court in its order dated April 18, 2013 directed the Government of Odisha to place any unresolved issues and claims of the local communities under the Forest Rights Act and applicable rules before the Gram Sabha, the council representing the local community. The Gram Sabha was directed to consider these claims and communicate its decision to the MoEF through the Government of Odisha within three months of the order. The Government of Odisha completed the process of conducting Gram Sabha meetings and submitted its report on the proceedings to the MoEF.

Further the MoEF, based on the report submitted by the Government of Odisha rejected the grant of stage II forest clearance for the Niyamgiri project of Orissa Mining Corporation on January 8, 2014, which is one of the sources of supply of bauxite to the Alumina refinery at Lanjigarh in terms of the memorandum of understanding with the government of Odisha (through Orissa Mining Corporation), 150 million tons of bauxite is required to be made available to us. We are considering to source bauxite from alternate sources to support the existing and the expanded refinery operations. Assets under construction as at March 31, 2014 is after an impairment charge of Rs 668 million ($11.1 million) which relates to impairment of mining assets of Jharsuguda Aluminium at Lanjigarh as the MoEF has rejected the Stage II forest clearance for the Niyamgiri mining project.

On October 20, 2010, the MoEF directed us to maintain status quo on the expansion of our refinery at Lanjigarh. Against this order, we filed a writ petition in the High Court of Orissa and the Court dismissed our petition. We made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the environment impact assessment report. We submitted this report to the Orissa Pollution Control Board and parallely submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The Expert Appraisal Committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore the ban imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 and the expansion of our Lanjigarh refinery shall be on hold until we receive the necessary approvals.

Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 6, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF and the Goa State Pollution Control Board for the expansion project of a pig iron plant, sinter plant, metallurgical coke plant and power plant in Goa. Mr. Naik challenged this order of the High Court of Bombay by filing a special leave petition before the Supreme Court on July 26, 2012 for an interim stay of the operations of the High Court of Bombay order and for a stay on the construction and operation of the Plants in Goa. The matter is scheduled for hearing on October 14, 2014.

Separately, an application was filed by the village panchayat head of Navelim, Goa before the National Green Tribunal against the Goa State Pollution Control Board, MoEF, State of Goa, others and us alleging that (i) Goa State Pollution Control Board had issued its approval in a piecemeal manner to us, even though the environment clearance order issued by the MoEF and the approval are for all four Plants thereby violating the MoEF order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF. On March 1, 2013, the National Green Tribunal gave directions to issue notices to all the parties. We replied on April 11, 2013, denying all contentions and submissions made by the village head and have submitted that the application be dismissed. The National Green Tribunal on July 31, 2014 held that owing to an identical issue pending before the Supreme Court of India, the proceeding before the National Green Tribunal is adjourned and directed us to inform the National Green Tribunal of the determination of the Supreme Court of India.

Certain proceedings against us alleging illegal mining activities

Seventeen applications were filed before the National Green Tribunal by a local body in Goa claiming compensation from us and other mine lessees for causing environmental destruction and degradation due to illegal mining activity. The applications allege that environmental clearances obtained by us specifically required us to obtain prior approval of the Chief Wild Life Warden which had not been adhered to and that the extraction during the period when the Chief Wild Life Warden permission was pending was illegal. It was further alleged that the government authorities and officials acted in connivance with us and assisted us in procuring the lease/concessions. These applications state that the MoEF orders obtained by us required that no mining be undertaken without taking prior permission from a ‘competent authority as specified under the Wildlife Protection Act, 1972 and that, we excavated the mines in violation of the MoEF order and other environmental laws. The local body was asked that the area be restored and assessment be undertaken regarding the actual damage caused to the original property.

Further, an interim relief has been filed by the local body to seek removal of waste dump and protection of environment in and around the mining lease area’s until final disposal of the main applications. We have replied denying all the allegations in the applications and have asked that the applications be rejected.

Certain proceedings with respect to renewal of our environmental consents

The Goa State Pollution Control Board on December 7, 2012 informed us that in light of the order given by the Supreme Court of India on October 5, 2012 and the decision of the Goa State Pollution Control Board given on November 1, 2012, applications filed by us for renewal of consent to operate under the Water Act and the Air Act cannot be processed and therefore, such applications were returned to us. On December 28, 2012, we applied to the Goa State Pollution Control Board for grant of consent to operate under these legislations which was subsequently denied on March 5, 2013. We appealed against this order of the Goa State Pollution Control Board on April 9, 2013 before the Administrative Tribunal at Goa. The next date of hearing is scheduled on August 26, 2014.

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition under section 9 of the Arbitration and Conciliation Act, 1996 before Bombay High Court alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of Rs. 17,802 million ($ 296.7 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also requested for an interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. The High Court of Bombay on April 25, 2012 dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order of December 12, 2012 directed us to deposit a bank guarantee for an amount of Rs. 1,870 million ($ 31.2 million) until the arbitration proceedings are completed.

We also filed a counter claim for delays caused for which SSNP is responsible. The proceedings are ongoing and the next date of hearing is on October 18, 2014.

Proceedings against TSPL relating to its delay in commissioning various units of the power plant

TSPL entered into a long term power purchase agreement with the Punjab State Power Corporation Limited for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plant according to the scheduled timelines agreed in terms of the agreement. According to the terms of the agreement, there are obligations and performances to be met by both the Punjab State Power Corporation and TSPL. The said corporation was obligated to fulfil certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However due to delay in fulfilment of certain obligations and other reasons, there has been delay in implementing the project as compared to the scheduled timelines under the agreement.

TSPL received letter from the said corporation seeking payment of liquidated damages of Rs.3,176.4 million ($52.9 million) for each delay in commissioning of Unit I, II and III totaling Rs.9,529.2 million ($158.8 million).

Subsequent to the year end, the said corporation invoked the bank guarantee of Rs.1,500 million ($ 25 million) towards payment of the liquidated damages on account of delay in completion of the commissioning of Unit I. TSPL filed a civil writ petition at the High Court of Punjab and Haryana. TSPL has also filed a petition with the Punjab State Electricity Regulatory Commission for quashing of the wrongful claim of liquidated damages and grant of extension of time to complete the commissioning of various units of the power plant. The petition was admitted and the said corporation has been directed to file a response. Meanwhile, in the hearing held on August 7, 2014, the High Court of Punjab and Haryana disposed off the writ petition, referring the matter to the Punjab State Electricity Regulatory Commission for adjudication on the basis of merits of the case while granting stay till next date of hearing at the Punjab State Electricity Regulatory Commission, which is scheduled on September 12, 2014.

Petitions filed against BALCO in relation to the alleged encroachment of land on which our Korba smelter is located.

BALCO has 1804.67 acres of government land out of which 1751 acres is forest land which were given on lease by the State Government. The lease deed has not been executed till date. The High Court of Chhattisgarh on February 2010 held that BALCO is in legal possession of 1804.67 acres of government land based on which the Cabinet of Chhattisgarh recommended the execution of lease deed in favor of BALCO but after approvals for forest land were sought.

With respect to the approvals for forest land, petitions have been filed in public interest before the Supreme Court of India by various individuals and Sarthak, a non-governmental organization alleging that BALCO is using forest land for non-forest activities. The Supreme Court of India referred the matter to the Central Empowered Committee, which recommended a post-facto diversion of forest land with payment of net present value on land for which forest compensation was not paid prior to the year 1980. Subsequently, it was alleged that BALCO had cut trees in violation of the Court order and filed a contempt petition and the matter was again referred to the Central Empowered Committee. The Central Empowered Committee submitted its report on June 30, 2012 to the Court recommending that a detailed survey should be conducted through Forest Survey of India (MoEF) using high quality remote sensing technique to find out whether any tree felling and/or non-forest use has taken place after February 29, 2008 in the revenue forest land and/or deemed forest in possession of BALCO. In order to expedite the proceedings, BALCO filed an application in the Court seeking direction to pay the net present value on forest land as per the recommendation of the Central Empowered Committee provided an ex-post facto diversion of the 1751 acres forest land held by BALCO. The date of hearing for this matter has not yet been fixed.

Petition against BALCO seeking cancellation of the environmental clearance provided in relation to its coal block

Certain citizens challenged the environmental clearance granted by MoEF to BALCO for the Durgapur-II Taraimar opencast (3MMTPA)-cum-underground (1MMTPA) coalmine project and captive coal washery (4MMTPA) before the National Green Tribunal alleging that the decision to grant the environment clearance was illegal, arbitrary and without application of mind, and that the environment impact assessment report was inadequate and misleading with several inaccuracies and not in line with environment impact assessment, 2006. The next date of hearing is scheduled to be held on September 1, 2014.

Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of forest development tax at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy forest development tax and directed that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

An application was filed by us before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India, against the order of the High Court of Karnataka. In November 2009, the Supreme Court of India directed the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and directed us to furnish a bank guarantee towards payment of the forest development tax. In April 2010 we were directed by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. Subsequently, the Government of Karnataka argued before the High Court of Karnataka and we filed our written submission dated July 25, 2012 requesting for the writ petition to be allowed and the notification issued by the Government of Karnataka be set aside. The matter is in final argument stage and is partly heard. The next date of hearing is scheduled to be held on August 25, 2014.

Demands against HZL by Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($ 55.7 million) to HZL, claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. HZL filed a writ petition against all the show cause notices issued by the Department of Mines and Geology in the High Court of Rajasthan. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The next date of hearing has not yet been fixed.

Demand against BALCO for electricity duty

We received a notice in February 2010 from the Chief Electrical Inspector, Government of Chhattisgarh demanding that BALCO is required to pay Rs. 2,404 million ($ 40.0 million) from June 2005 to March 2009, towards duty on electricity for the generation of power by BALCO’s 540 MW power plant. It alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption is claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. The application is filed before Directorate of Industries for granting us exemption from electricity duty and is currently under review. The amount of duty on electricity payable for the period subsequent to March 31, 2009 until March 31, 2014 is Rs. 3,235.5 million ($ 53.9 million).

Demand against BALCO for electricity dues for power allocated from Central quota

BALCO in the year 1983-84 being a public sector undertaking was allocated 45 MW power by the GoI from the Central Quota. Upon disinvestment of BALCO in 2001, the Central Quota of 45 MW power allocated to BALCO was withdrawn on January 12, 2001 as it was no longer a public sector undertaking. Based on representation by BALCO to the GoI, the Ministry of Power on January 13, 2003 passed a specific order restoring Central Quota Power to BALCO on the terms and conditions as existed before withdrawal of power for a period of two years that is April 1, 2001 to March 31, 2003. Despite such order, The Chattisgarh State Power Distribution Company Limited raised an electricity bill for period of September 2002 to November 2002 and unilaterally adjusted an amount of Rs.70.4 million ($ 1.2 million) on December 23, 2010 from the security deposit lying with it. BALCO has challenged this action by filing a writ petition with High Court of Chhattisgarh to declare the order dated December 23, 2010 as illegal and void, since the adjustment has been done without prior notice to the company, even though the allotted quota had been restored to BALCO. The Chattisgarh State Power Distribution Company Limited by way of letter dated June 19, 2012 has demanded Rs.629 million ($ 10.5 million) as outstanding and BALCO was given interim relief of producing solvent security for 50% of the demand. The aforesaid interim order dated July 23, 2012 stands complied. The matter is expected to be listed in due course.

Claim against HZL for environment and health cess by the State of Rajasthan

The State of Rajasthan issued a notification in June 2008 notifying the Rajasthan Environment and Cess Rules, 2008, imposing environment and health cess on major minerals including lead and zinc. HZL and other mine operators resisted this notification and the imposition thereunder before the High Court of Rajasthan on the ground that the imposition of such cess and all matters relating to the environment fall under the competence of the Central Government as opposed to the State Government. In October 2011, the High Court of Rajasthan disposed the writ petitions and held the Rajasthan Environment and Cess Rules, 2008 that imposes a levy of cess on mineral as being constitutionally valid. An amount of Rs.80 per metric ton of ore produced would be attracted under the Statute if it is held to be valid. HZL challenged this order by a special leave petition in December 2011 before the Supreme Court of India. The Supreme Court of India issued a notice for stay. Further direction was issued by the Supreme Court on March 23, 2012 not to take any coercive action against HZL for recovery of cess. The matter is still pending and is not yet listed for hearing.

Claim against BALCO for energy development cess

The High Court of Chhattisgarh in December 2006 on a writ filed by BALCO quashed the provisions relating to imposition of energy development cess of Rs. 4,379 million ($ 73.0 million) on our captive power plants and directed refund of the cess already collected by the state government. The State of Chhattisgarh filed a special leave petition in the Supreme Court against the order of the High Court. The Supreme Court has issued notice and stayed the refund of the cess already collected pending the disposal of the special leave petition. The matter is not yet listed for hearing.

Proceedings against us and Sterlite USA in the US Bankruptcy Court

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

The U.S. Bankruptcy Court, by its order dated February 13, 2012 and February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages. This amount was to be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.8 million. We have provided for the amount of $82.8 million in our consolidated statement of profit or loss as part of our administration expenses for fiscal year 2012. Asarco and us filed a notice of appeal against this judgment to the United States District Court for the Southern District of Texas Brownsville Division (“the District Court”) in May 2012.

On December 24, 2012 Asarco and us entered into a settlement agreement to settle all claims of both the parties, where we agreed to pay the settlement amount of $ 82.8 million after obtaining the approval from the RBI under the applicable regulations in India. While this application to the RBI for obtaining this approval was pending, Asarco terminated the settlement agreement on January 21, 2014. Subsequently, Asarco filed a motion of sanction against us, claiming that we have misrepresented them by delaying the appeal proceedings and applying to the RBI to seek approval to pay the settlement amount. The District Court heard the matter on and reserved its order.

After the termination of the settlement agreement, Asarco and us reinstated our appeals that were earlier filed in May 2012. These appeals are yet to be heard.

In the interim, on a motion by Asarco under a Texas Turnover statue, the United States Bankruptcy Court for the Southern District of Texas, on June 13, 2014 issued an order requiring us to turnover to the United States Marshal’s office an amount or other property of ours equivalent to $ 82.8 million plus cost incurred for the enforcement of the order. The court also provided an injunction whereby pending the payment of the judgment amount, we, our employees, agents, joint venturers and person acting in concert are restrained from enjoying, transferring, concealing or disposing of all of our non-exempt property including any present and future dividends and distribution payable to our shareholders traded as ADR. Asarco has since proceeded to seek the turnover of the dividend payable to the ADR holders. We have applied to the RBI seeking permission to remit the judgment amount to satisfy this order.

We received a show cause notice from the Indian tax authorities for not withholding tax on payments made while acquiring a subsidiary

In March 2014, Cairn India received a show cause notice from the Indian income tax authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”) UK, for acquiring shares of Cairn India Holdings Limited (“CIHL”). We believe that the transaction is not liable for any withholding tax on account of retrospective amendment by inserting Explanation 5 to Section 9(1)(i) of Indian Income Tax Act, 1961. We have filed a reply to the above notice and are cooperating with the income tax authorities. We have filed a reply to the above notice and are cooperating with the income tax authorities. The next date of hearing before the assessing officer is on September 15, 2014.

The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, a special leave petition challenging the orders of the High Court of Bombay at Goa has been filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. These petitions are pending for hearing and admission.

Proceedings, notices and enquires initiated by the Central Excise

The Central Excise department of the GoI had issued in July 2010 an ex-parte notice for reversal of Cenvat credit of Rs. 3,150 million ($ 57.8 million) along with interest of Rs. 88 million for the non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the Advance license conditions from 2005 to 2009. We filed four writ petitions WP No. 8123, 8135, 9744 and 9755 in 2010 in the High Court of Madras against the Central Excise department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise department. The High Court of Madras granted a stay in relation to WP No. 8135 till a fresh enquiry was made. Further, the High Court of Madras disposed WP No. 9744, 9755 and the contempt petition.

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

Proceedings related to the Imposition of Entry Tax

BALCO challenged the constitutional validity of a local statute levying entry tax on the entry of goods brought into the State of Chhattisgarh, India from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. BALCO paid the entry tax of Rs. 1,500 million ($25.0 million) under protest to the state government of Chhattisgarh until March 31, 2014. The matter was referred to the Supreme Court of India. The next date of hearing is not fixed.

We challenged the constitutionality of the Orissa Entry Tax Act. The Orissa High Court on February 18, 2008 held that (i) the Orissa Entry tax is not compensatory, (ii) there should not be any entry tax on goods coming into Orissa which is not manufactured in Orissa and (iii) that the Orissa Entry Tax Act is valid. We challenged the High Court order before the Supreme Court of India. The Supreme Court of India on February 3, 2010, directed us to deposit a sum of Rs. 35 million ($ 0.6 million) and to deposit Rs. 0.1 million per month from October 2009 till the matter is actually disposed. These amounts have been paid under protest. In a related matter in respect of challenging the levy of entry tax on imported goods, the Supreme Court of India on April 9, 2013 directed 50.0 % of the entry tax amount accrued until September 30, 2012 amounting to Rs.768 million ($ 12.8 million) to be deposited as entry tax. The amounts were paid barring the levy on operations in the special economic zone. Subsequently, the Supreme Court of India on August 4, 2014 directed us to pay, within 8 weeks of the order, 50% of the entry tax amount being Rs. 233 million ($ 3.9 million) related to the operations in the special economic zone. The next date of hearing has not been fixed.

In respect of the demand for entry tax imposed on imported goods, after the department had raised a demand on March 26, 2012 for Rs. 727 million ($ 12.1 million) and an interest of Rs. 492 million ($ 8.2 million) for the period from August 2007 to January 2012, we filed a writ petition on June 21, 2013 before the High Court of Odisha after withdrawing our existing petition from the Supreme Court of India on April 29, 2013. The High Court of Odisha quashed the demand on the basis that we were not given time to file returns as directed and asked us to file returns within a stipulated time. In the meantime, the department issued a notice on January 6, 2014 for Rs. 554 million ($9.2 million) with interest and penalty. We have filed a department appeal with the additional commissioner, Cuttack on March 1, 2014.

Legal actions by Indian Income tax Authorities for additional income tax

Income tax returns submitted by companies are subject to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court of India. There are certain income tax legal proceedings which are pending against us. Potential liabilities, if any have been adequately provided for and we do not currently estimate any material incremental tax liability in respect of these matters. The total claims on account of the disputes with income tax authorities is Rs.31,918 million ($532.0 million) as of March 31, 2014, of which Rs. 142 million ($ 2.4 million) has been recorded as liabilities as of March 31, 2014.

Legal actions by third parties, Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties

Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the subsidiaries’ tax returns. As of March 31, 2013 and 2014, the total claim related to these liabilities is Rs. 19,289 million and Rs. 19,108 million ($ 318.5 million) respectively. We have evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 294 million and Rs. 263 million ($ 4.4 million) as current liabilities as of March 31, 2013 and 2014 respectively.

The claims by third party claimants amounted to Rs. 29,279 million and Rs. 35,567 million ($ 592.8 million) as of March 31, 2013 and 2014 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 1,046 million and Rs. 1,408 million ($ 23.5 million) as current liabilities as at March 31, 2013 and 2014 respectively.

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

If profits for that year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by it in the three years immediately preceding that year;

•	The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of its paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilized to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared;

•	The balance of reserves after such withdrawal shall not fall below 15.0% of its paid up share capital as appearing in the latest audited financial statement; and

•	No company shall declare dividend unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year.

The Company may, before the declaration of any dividend in any financial year, transfer such percentage of its profits for that financial year as it may consider appropriate to the reserves of the Company.

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

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20% from 16.995% in the earlier year. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above. Under Section 115 O (1A) of the Finance Act, 2009, effective April 1, 2009, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, thereby reducing the dividend distribution tax to the extent of such set-off.

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

A. Offer and Listing Details

The ADSs of SIIL evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE on June 20, 2007 at an initial offering price of $13.44 per ADS. The ADRs evidencing ADSs were issued by our Depositary, Citibank, N.A., pursuant to a deposit agreement. Our ADSs evidenced by ADRs, commenced trading on the NYSE, on September 9, 2013 at a price of $10.25 per ADS, after the Reorganization Transactions became effective on August 17, 2013.

In July 2009, in connection with the offering of ADSs, each representing one equity share of par value Rs.2, SIIL issued 131,906,011 new equity shares in the form of ADSs, at a price of $ 12.15 per ADS, aggregating approximately $ 1,602.7 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were issued to Twin Star, which is a wholly-owned subsidiary of Vedanta.

As of March 31, 2014, 2,964,674,487 of our equity shares were outstanding (including the 249,110,480 equity shares underlying our 62,277,620 ADSs outstanding as of such date) after giving effect to the bonus issue and share split. All our equity shares are registered shares.

We have entered into listing agreements with the NSE and BSE, pursuant to which we are required to comply with certain regulations in addition to the requirements under the Companies Act 1956. Our outstanding equity shares are currently listed and traded on the NSE and BSE. The equity shares of SIIL were previously listed on the Calcutta Stock Exchange Association Limited and were voluntarily delisted on May 9, 2008. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information – D. Risk Factors – Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.”

The following table shows:

•	the reported high and low trading prices for our ADSs in US dollars on the NYSE;

•	the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented; and

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE, all as adjusted to reflect the five for two stock split on May 5, 2006.

Period	NYSE Price Per ADS		Average NYSE Daily ADS Share Trading	NSE Price Per Equity Share		Average NSE Daily Equity Share Trading	BSE Price Per Equity Share		Average BSE Daily Equity Share Trading
Fiscal Year	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

2010	20.10	6.70	1,930,177	18.40	7.71	2,979,722	18.38	7.69	663,956
2011(1)	19.92	12.58	1,317,081	18.72	3.38	5,627,526	18.78	3.38	1,149,373
2012	16.60	6.64	1,161,246	4.28	1.64	6,479,436	4.27	1.63	994,973
2013	9.06	6.42	642,788	2.26	1.59	6,169,332	2.26	1.63	664,307
2014(2)	13.59	4.76	537,824	3.56	1.17	6,757,850	3.55	1.17	947,611
2013
1st Quarter	8.92	6.42	866,258	2.04	1.59	6,729,421	2.04	1.59	775,115
2nd Quarter	8.29	6.76	570,641	2.17	1.66	7,055,821	2.17	1.75	720,407
3rd Quarter	8.96	6.92	587,504	2.23	1.73	5,638,983	2.23	1.73	677,771
4th Quarter	9.06	6.64	541,025	2.26	1.65	5,221,218	2.26	1.65	481,461
2014
1st Quarter	7.44	5.16	646,827	1.68	1.27	4,733,427	1.68	1.28	579,116
2nd Quarter(2)	12.05	4.76	897,361	3.19	1.12	10,167,354	3.18	1.12	1,444,753
3rd Quarter(2)	13.35	10.94	338,590	3.38	2.78	7,249,853	3.38	2.79	1,112,130
4th Quarter(2)	13.59	11.01	268,518	3.56	2.81	4,880,768	3.55	2.83	654,446
2015
1st Quarter	21.36	11.71	294,621	5.30	2.96	9,413,034	5.30	2.96	1,395,137
Last Six Months
February 2014	12.41	11.16	297,153	3.14	2.81	4,571,871	3.14	2.81	560,316
March 2014	12.47	11.01	199,381	3.16	2.81	5,151,184	3.15	2.83	719,115
April 2014	13.19	12.16	164,012	3.44	3.03	7,781,912	3.44	3.03	851,925
May 2014	18.97	11.71	374,840	4.82	3.01	12,598,224	4.77	3.01	2,075,995
June 2014	21.36	18.70	345,011	5.30	4.59	7,858,966	5.30	4.59	1,257,492
July 2014	20.86	18.68	177,936	5.23	4.58	6,951,320	5.20	4.59	1,010,951

Notes:

(1)	Post share split and bonus, with effect from June 25, 2010.
(2)	The first trading day on the NYSE was September 9, 2013 and on the BSE and the NSE was August 27, 2013 since the Reorganization Transactions became effective. Since this date, the information relating to the high and low market prices and the average daily trading volumes of the ADSs and the shares are of Sesa Sterlite.

B. Plan of Distribution

Not applicable

C. Markets

Our ADSs are listed on the NYSE under the symbol “SSLT”. Our equity shares are listed on the NSE with stock code SSLT/EQ and on the BSE with stock code 500295. Prior to the Reorganization Transactions, the ADSs of SIIL were listed on the NYSE under the symbol “SLT”. The equity shares of SIIL were listed on the NSE with stock code STER/EQ and on the BSE with stock code 500900.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

General

We were incorporated in Kolkata, the State of West Bengal, India, as a public company on September 8, 1975 as “Rainbow Investment Limited”. Our name was subsequently changed to “Sterlite Cables Limited” on October 19, 1976 and to “Sterlite Industries (India) Limited” on February 28, 1986. Pursuant to the Re-organization Transactions becoming effective on August 17, 2013, our name changed to Sesa Sterlite Limited. A certificate of incorporation for change in name of the Company was filed with the Registrar of Companies, India on September 18, 2013. Our Company identification number is L13209GA1965PLC000044. Our registered office is presently situated at Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa 403001, India. The register of members is maintained at the office of the registrar and share transfer agent, Karvy Computer Share Private Limited in Hyderabad.

The legal framework governing companies in India is now subject to the Companies Act, 2013, which replaces some of the provisions of the Companies Act, 1956. The sections of the Companies Act, 2013 are being notified in a phased manner. The sections that have not yet been notified under the Companies Act, 2013 shall continue to be governed under the Companies Act, 1956. Accordingly, the legal framework governing us is the Companies Act, 1956 read with the notified sections of the Companies Act, 2013, as amended (the “Indian Companies Act”).

Our activities are regulated by our Memorandum and Articles of Association. Our current Memorandum and Articles of Association were amended. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Indian Companies Act, the Securities Contract Regulation Act and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCR Rules pursuant to the Re-organization Transactions, which was approved by shareholders and the High Court of Madras and the High Court of Judicature of Bombay at Goa and became effective on August 17, 2013.

Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in. Our objects are set out at clause 3 of our Memorandum of Association.

Share Capital

Our authorized share capital is Rs.51,260 million divided into 51,260 million equity shares of par value Re. 1 per equity share. As of March 31, 2014 our issued share capital was Rs. 2,965.004 million, divided into 2,965,004,871 equity shares of par value Re. 1 per equity share. 0.33 million equity shares of our total issued capital has not be issued and allotted by us as they are under dispute.

As of March 31, 2014, 2,964,674,487 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 249,110,480 equity shares were held in the form of 62,277,620 ADSs. Each ADS represents four equity shares.

On October 29, 2009, we completed an offering of $ 500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes are convertible into ADSs at a conversion price of approximately $ 38.88 per ADS pursuant to the effectiveness of the Re-organization Transactions, subject to adjustment in certain events. The conversion price prior to the effectiveness of the Re-organization Transactions was $23.33 per ADS. These Convertible Notes have a maturity date of October 30, 2014 and bear interest at the rate of 4.0% per annum. As of March 31, 2014, 500,000 Convertible Notes were outstanding.

On October 30, 2009, we issued an additional $ 500 million convertible notes. These convertible notes are convertible, at the option of the holder, into ordinary shares of Sesa Sterlite at a conversion price of 13,837.64 ordinary shares per $ 100,000 principal amount of convertible notes, which is equal to a conversion price of approximately $7.23 per ordinary share. These convertible notes will mature on October 31, 2014, unless they are converted, repurchased or redeemed.

Sesa Sterlite has the option, (subject to certain conditions), to redeem these convertible notes at any time after October 30, 2012. As at March 31, 2014, $216.8 million of these convertible notes were outstanding and the remaining convertible notes were already converted to equity.

Changes in Capital or our Memorandum of Association and Articles of Association

Subject to the Indian Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting or through postal ballot:

•	increase our share capital with such rights and privileges, or modify the rights and privileges associated with the existing shares, as directed in the general meeting, or as determined by the Board;

•	issue shares with a preferential or qualified right to dividends, and in distribution of the assets of the Company, and with a right of voting at general meetings of the Company;

•	sub-divide or consolidate our shares, or any of them, and the resolution whereby any share sub-divided or consolidated may determine that, as between the holders of the shares resulting from such sub-division or consolidation, one or more of such shares shall have some preference or special advantage as regards dividend, capital or otherwise over or as compared with the others;

•	issue preference shares which are, or at the option of the Company are liable, to be redeemed on or within the expiry of a period of 10 years from the date of their issue;

•	split all or any part of our shares into a larger number of shares each with a smaller par value;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	issue sweat equity shares of a class of shares already issued subject to the terms and conditions prescribed in Section 54 of the Companies Act, 2013;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum of Association or Articles of Association.

Under our Articles of Association and pursuant to the applicable provisions of the Indian Companies Act, the shares (including any shares forming part of any increased share capital of the company) shall be under the control of the directors of the company, who may allot or otherwise dispose of the same to such persons in such proportion, on such terms and conditions and at such times as the directors think fit and subject to the sanctions of the company in general meeting with full power, to give any person the option to call for or be allotted shares of any class of the company either (subject to the provisions of Section 52 and 53 of the Companies Act, 2013) at a premium or at a par or at discount such option being exercisable for such time and for such consideration as the directors thinks fit.

Directors

Under our Articles of Association, a director is not required to hold any qualification shares. According to Charter of the Board, the age for retirement of whole time directors is 70 years. There is no age limit requirement for the retirement of non-executive directors.

Any director who is directly or indirectly interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by us or on our behalf is required to disclose the nature of his interest at a meeting of the Board and such interested director shall not participate in any discussion of, or vote on, any contract, arrangement or proposal in which he is interested. In addition, we are prohibited from making loans, directly or indirectly, or providing any guarantee or security, directly or indirectly, in connection with any loans made by a third party, to our directors without the prior approval of the Central Government.

General Meetings of Shareholders

There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within 6 months of the end of each financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10.0% of our paid-up capital as on that date which carries voting rights. A notice in writing or through electronic mode to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice in writing or electronic mode is received from not less than 95.0% of the members entitled to vote at such meeting. General meetings are generally held at our registered office. Business may be transacted at a general meeting only when a quorum of shareholders is present. Thirty members personally present, entitled to attend and to vote on the business to be transacted, will constitute a quorum.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Indian Companies Act, including the following:

•	the consideration of our annual financial statements and report of our directors and auditors;

•	the election and re-appointment of directors;

•	the appointment of auditors and the fixing of their remuneration;

•	the approval of dividends; and

•	the transaction of any other business of which notice has been given.

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

According to the Companies Act, 2013 and the listing agreement entered with stock exchanges, for listed companies, voting at general meetings has to be done by electronic voting (“e-voting”). For those shareholders who are unable to vote through this facility, the facility of physical voting through ballot papers is provided at the meeting. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our Board of directors, has the right to cast a tie-breaking vote.

A shareholder may appoint any person (whether or not a shareholder) to act as his proxy to vote on polls conducted at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. Any person appointed as proxy shall act on behalf of a shareholder not exceeding fifty members and holding not more than 10.0% of the aggregate share capital carrying voting rights. The shareholder holding more than 10.0% of the total share capital of the Company carrying voting rights may appoint a single person as proxy and in that case, the person appointed as proxy for such shareholder cannot act as proxy for any other person or shareholder. The instrument appointing a proxy must be delivered to our registered office at least 48 hours prior to the meeting or in case of a poll, not less than 24 hours before the time appointed for taking the poll. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as his proxy. A proxy does not have a right to speak at meetings and not entitled to vote except on poll. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and he has the same rights as the shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.

Subject to the Articles of Association and the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Indian Companies Act allows company to issue equity shares with different rights subject to compliance with the provisions of the abovementioned rules and the Indian Companies Act.

Quorum

Our Articles of Association provide that a quorum for a general meeting is at least five shareholders entitled to vote and present in person. According to the Companies Act, 2013, the quorum for a general meeting is at least thirty shareholders personally present, if the number of members as on the date of the meeting is exceeding five thousand to vote. In such instances, the Indian Companies Act shall supersede the provisions of the Articles of Association.

Shareholder Resolutions

An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or electronically or by proxy or by a poll at a general meeting.

A resolution shall be a special resolution when, the intention to propose the resolution as a special resolution has been duly specified in the notice calling the general meeting or other intimation given to the members of the resolution. A special resolution requires the affirmative vote of not less than three times the number of the votes, if any cast against the resolution by members so entitled and voting in person or electronically or by proxy at a general meeting and casting a vote. The Indian Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, reduction of share capital, approval of variation of rights of special classes of shares, issue further shares without pre-emptive rights to non-members or to convert loans or debentures into shares, to commence any new line of business and dissolution of the company require a special resolution.

Further, the Companies (Management and Administration) Rules, 2014 requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	alteration of the objects clause of the Memorandum;

•	alteration of the articles of association in relation to insertion or removal of provisions which are required to be included in the articles of a company in order to constitute it as a private company;

•	change in place of registered office outside the local limits of any city, town or village;

•	change in objects for which a company has raised money from public and still has any proceeds unutilized;

•	issue of shares with differential rights regarding voting or dividend or otherwise under Section 43(a)(ii) of the Companies Act, 2013;

•	variation in the rights attached to a class of shares or debentures or other securities as specified under Section 48 of the Companies Act, 2013;

•	buyback of shares;

•	election of a director under Section 151 of the Companies Act, 2013;

•	sale of whole or substantially the whole of an undertaking of a company as specified under Section 180(1)(a) of the Companies Act, 2013;

•	giving loans or extending guarantee or providing security in excess of the limit specified under Section 186(3) of the Companies Act, 2013.

Dividends

Under the Indian Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare interim dividends that do not need to be approved by the shareholders. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders held within 6 months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Listed companies are required to declare and disclose the dividends paid on a per share basis only. The dividend recommended by the board of directors and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Indian Companies Act provides that shares of a company of the same class must receive equal dividend treatment. Dividends can be paid in cash or by cheque to warrant or in any electronic mode to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of 5 days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within 7 days of the end of such period to a special unpaid dividend account held at a scheduled bank. The company shall, within a period of 90 days of making any transfer of an amount to the unpaid dividend account, prepare a statement containing the names, their last known addresses and the unpaid dividend to be paid to each person and place it on the website of the company and also on any other website approved by the Central Government for this purpose. Any dividend which remains unpaid or unclaimed for a period of 7 years from the date of the transfer to an unpaid dividend account must be transferred along with interest accrued to the Investor Education and Protection Fund along with a statement containing such details. Also, all shares in respect of which unpaid or unclaimed dividend has been transferred, shall also be transferred by the company in the name of this fund along with a statement containing such details as may be prescribed.

Under the Companies Act 2013, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in a manner provided for in the Companies Act, 2013. The Companies Act, 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2014 provide that in an event of adequacy or absence of profits in any year, a company may declare dividend out of its surplus subject to the fulfillment of the following conditions, such as:

If profits for that year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by it in the three years immediately preceding that year;

•	The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of its paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilized to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared;

•	The balance of reserves after such withdrawal shall not fall below 15.0% of its paid up share capital as appearing in the latest audited financial statement; and

•	No company shall declare dividend unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year.

The Company may, before the declaration of any dividend in any financial year, transfer such percentage of its profits for that financial year as it may consider appropriate to the reserves of the Company.

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

Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the listing agreements with the NSE and BSE on which our equity shares are listed, in the event we have not effected the transfer of shares within 15 days or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of 15 days, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.

If a company without sufficient cause refuses to register a transfer of equity shares within 2 months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board, or the CLB, seeking to register the transfer of equity shares. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. If there is any default in complying with the order of the CLB under Section 59 of the Companies Act, 2013, the company shall be punishable with fine which shall not be less than Rs. 100,000 but which may extend to Rs. 500,000 and every officer of the company who is in default shall be punishable with imprisonment for a term which may extend to one year or with fine which shall not be less than Rs. 100,000 but which may extend to Rs. 300,000, or with both.

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

Disclosure of Ownership Interest

Section 89 of the Companies Act, 2013 requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Failure by a person to comply with Section 89 will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made.

Any investor, who fails to comply with these requirements without any reasonable cause, shall be punishable with fine which may extend to Rs. 50,000 and if such failure continues, a further fine of Rs. 1,000 may be levied for each day after the first day during which the failure continues. While it is unclear whether Section 89 applies to holders of ADSs of the Company, investors who exchange ADSs for the underlying equity shares of the Company will be subject to the restrictions under Section 89. If the Company fails to comply with the provisions of Section 89, then the Company and every defaulting officer may be punishable with fine which shall not be less than Rs. 500 but which may extend to Rs.1,000 and if such failure continues, a further fine of Rs. 1000 may be levied for each day after the first day during which the failure continues.

Alteration of Shareholder Rights

Under Section 106 of the Companies Act, 1956, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Ministry of Corporate Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, by a special resolution passed at a separate meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.

Share Register and Record Dates

We maintain our register of members in both electronic and physical modes at our registered office and all transfers of shares should be notified to us at such address. Our register of members is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee as prescribed under the applicable law.

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

Annual Report

At least 21 clear days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly unaudited or audited results within 45 days after the end of each accounting quarter. We are required to furnish to the exchanges audited financial results for the entire financial year within 60 days of the end of the financial year. We are also required to send copies of our annual report to the NSE and BSE and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a daily newspaper published in the language of the region where our registered office is situated. We are also required under the Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and statement of profit and loss along with all the subsidiaries.

Under the Indian Companies Act, we must file with the Registrar of Companies our balance sheet and statement of profit and loss within 30 days of the date on which the balance sheet and statement of profit and loss were laid before the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

Borrowing Powers

Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of shareholders in a general meeting, by way of special resolution, provided that, the aggregate of the monies to be borrowed and the principal amount outstanding in respect of monies raised, borrowed or secured by us does not exceed the aggregate of our paid up share capital plus free reserves. Further, pursuant to the Articles of Association of the Company, the payment and repayment of moneys borrowed may be secured in such manner and upon such terms and conditions in all respect as the Board may think fit, by resolution passed at a meeting of the Board and in particular, by the issue of bonds, debentures, debenture stock of the company either unsecured or secured by a mortgage or charge over all or any part of the property of the company (both present and future) including its uncalled capital for the time being, and debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the company and the person to whom the same may be issued.

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

Under the Indian Companies Act, new equity shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their equity shares on the record date. The offer shall be made by written notice specifying:

•	the right, exercisable by the shareholders of record, to renounce the equity shares offered in favor of any other person;

•	the number of equity shares offered; and

•	the period of the offer, which may not be less than 15 days and not exceeding 30 days from the date of the offer.

If the offer is not accepted, it is deemed to be declined, and thereafter, our Board is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles of Association. Holders of ADSs may not be able to participate in any such offer.

However, under the provisions of the Indian Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution and has complied with the applicable rules.

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

Any issue of bonus equity shares would be subject to the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, or SEBI Guidelines, which provide that:

•	no company shall, pending the conversion of convertible securities, issue any bonus equity shares unless a similar benefit is extended to the holders of such convertible securities through a reservation of equity shares in proportion to such conversion;

•	the bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only;

•	bonus equity shares cannot be issued unless all the partly paid up equity shares have been fully paid-up;

•	the company has not defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures;

•	a declaration of bonus equity shares in lieu of dividend cannot be made;

•	the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity, bonus etc.;

•	any reserves created by a revaluation of fixed assets shall not be capitalized;

•	the articles of association of the company must contain provisions for the capitalization of reserves; and

•	the bonus issue must be implemented within 15 days from the date of approval by the board of directors.

Purchase of Own equity shares

A company may reduce its capital in accordance with the Companies Act, 2013 and the regulations issued by SEBI by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than proceeds of an earlier issue of the same kind of shares or same kind of other specified securities)) subject to certain conditions, including:

•	the buy-back must be authorized by the company’s Articles of Association;

•	a special resolution authorizing the buy-back must be passed in a general meeting;

•	the buy-back is limited to 25.0% of the company’s total paid up capital and free reserves in a fiscal year;

•	the ratio of aggregate of secured and unsecured debts owed by the company after such buy-back is not more than twice the paid up capital and its free reserves;

•	the shares or other specified securities for buy-back are fully paid-up;

•	the buy-back of shares or other specified securities listed on any recognized stock exchange is in accordance with the SEBI (Buy-Back of Securities) Regulations, 1998, as amended;

•	the buy-back in respect of shares or other specified securities other than listed shares or specified securities is in accordance with such rules as may be prescribed; and

•	no offer of buy-back shall be made within a period of one year from the date of the closure of the preceding offer to buy back, if any.

The first two conditions mentioned above would not be applicable if the number of equity shares bought back is 10.0% or less of our total paid up equity capital and free reserves and if such buy-back is authorized by the board of directors, provided that no buy-back shall be made within 365 days from the date of any previous buy-back. If such buy-back constitutes more than 10.0% of the total paid-up equity capital and free reserves of the company, it must be authorized by a special resolution of the company in general meeting. Our Articles of Association permit us to buy-back our equity shares.

Any equity shares which have been bought back by us must be extinguished within 7 days of the last date of completion of buy back. Further, we will not make a further issue of the same kind of shares or other specified securities including an allotment of new shares within a period of 6 months except by way of a bonus issue or in discharge of our existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity. A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or in the event of non-compliance with certain other provisions of the Companies Act, 2013.

SEBI in its board meeting dated June 25, 2013, has introduced following amendments to SEBI (Buy Back of Securities) Regulations, 1998 governing buy-back through open market purchase:

•	The company shall be required to deposit 25.0% of maximum amount proposed to be utilized for share buy-back in an Escrow account, before the offer is launched;

•	The company shall be mandatorily required to purchase at least 50.0% of the offer size as against existing requirement of 25.0%. In case of the failure to purchase the minimum prescribed 50.0% of the offer size, the entire amount in the Escrow account will be forfeited, subject to maximum of 2.5% of the amount earmarked for the share buy-back;

•	The company shall mandatorily complete the buyback process within 6 months from the date of the offer;

•	The company shall not be allowed to raise further capital for a period of one year from the closure of buy back;

•	The companies are not allowed to undertake another share buy-back within a period of one year from the closure of buy back;

•	Buy-back of 15.0% or more of capital (paid-up capital and free reserves) can only be done through the tender offer method;

•	During the buy-back offer, promoters of the company are prohibited from dealing in shares of the company either off-market or on-market;

•	Disclosure of the shares or other specified securities bought-back on a cumulative basis on the website of the company and the stock exchange on a daily basis;

•	Procedure of buy-back of physical shares (odd-lot) are simplified including creation of separate trading window for tendering such shares; and

•	The companies are permitted to extinguish shares bought back during the month, within 15 days of the succeeding month subject to last extinguishment within 7 days of the completion of the offer.

The reporting and disclosures requirement are proposed to be rationalized.

ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be re-deposited into the depositary facility under certain limited circumstances as specified under the guidelines issued by the GoI and the RBI relating to a sponsored ADS facility and fungibililty of ADSs. See “- D. Exchange Controls.”
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

Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90.0% in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within 3 months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the CLB (upon an application of either the transferee company or the shareholder) thinks fit to order.

Book-Entry Shares and Liquidity

Our equity shares are compulsorily traded in book-entry form and are available for trading under both depositary systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. The International Securities Identification Number (ISIN) for our equity shares is INE 205A01025.

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

Takeover Code and Listing Agreements

In September 2011, SEBI notified the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“ Takeover Code”) which replaces the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. Under the Takeover Code, upon acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company either by himself or together with persons acting in concert) is 5.0% or more of the shares or voting rights of the company, the acquirer is required to, within two working days of such acquisition of shares or voting rights or receipt of intimation of allotment of shares, disclose their aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

Further, an acquirer, who, together with persons acting in concert with him, holds shares or voting rights entitling them to 5.0% or more of the shares or voting rights in a target company must disclose every sale or acquisition of shares representing 2.0% or more of the shares or voting rights of the company to the company and to the stock exchanges in which the shares of the company are listed within two working days of such acquisition or sale or receipt of intimation of allotment of such shares. This disclosure is required, in case of a sale, even if such sale results in the shareholding of the acquirer falling below 5.0%. Every person, who together with persons acting in concert with him, holds shares or voting rights entitling him to exercise 25.0% or more of the voting rights in a target company, has to disclose to the company and to stock exchanges, their aggregate shareholding and voting rights as of March 31, in such target company within seven working days from the end of the financial year of that company.

The acquisition of shares or voting rights which entitles the acquirer to exercise 25.0% or more of the voting rights in or control over the target company triggers a requirement for the acquirer to make an open offer to acquire at least 26.0% of the total shares of the target company at an offer price determined as per the provisions of the Takeover Code. The acquirer is required to make a public announcement for an open offer on the date on which it is agreed to acquire such shares or voting rights. Such open offer shall only be for such number of shares as is required to adhere to the maximum permitted non-public shareholding.

Where the public shareholding in the target company is reduced to a level below the limit specified in the listing agreement on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Such an acquirer will not be eligible to make voluntary delisting offer under the SEBI (Delisting of Equity Shares) Regulations 2009, unless 12 months have elapsed from the date of the completion of offer period.

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company. The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26.0% of the shares of a company to the existing shareholders of the company would be triggered by an ADS holder where the shares that underlie the holder’s ADSs represent 25.0% or more of the shares or voting rights of the company. We have entered into listing agreements with BSE and NSE, on which our equity shares are listed, pursuant to which we must report to the stock exchanges any disclosures made to the company pursuant to the Takeover Code.

Voting Rights of Deposited Equity Shares Represented by ADSs

Under Indian law, voting in relation to the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs.500,000. A proxy (other than a body corporate represented by an authorized representative) may not vote except on a poll. As soon as practicable after receipt of notice of any general meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (i) such information as is contained in such notice of meeting and any solicitation materials, (ii) that each holder on the record date set by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights, if any pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs, and (iii) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us.

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

Insider Trading Regulations

Under the SEBI (Prohibition of Insider Trading) Regulations, 1992 (Insider Trading Regulations), any person who holds more than 5.0% of the shares or of the voting rights in any listed company is required to disclose to the company the number of shares or voting rights held by such person and any change in shareholding or voting rights (even if such change results in the shareholding falling below 5.0%), exceeding 2.0% of the total shareholding or voting rights in the company, from the date of last disclosure made by the person. Such disclosure is required to be made within two working days of: (i) the receipt of intimation of allotment of the shares; or (ii) the acquisition or the sale of the shares or voting rights. As a result of a clarification issued by SEBI on June 22, 2009 under the SEBI (Informal Guidance) Scheme, 2003, disclosures would be required to be made by a holder of ADSs under the Insider Trading Regulations as set out above where the shares that underlie that holder’s ADSs represent 5.0% or more of the shares or voting rights of the company.

As per the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2011, any person who is a promoter or part of promoter group of a listed company shall disclose to the company the number of shares or voting rights held by such person. Further, any person who is a promoter or part of promoter group of a listed company, shall disclose to the company and the stock exchange where the securities are listed, the total number of shares or voting rights held and any change in shareholding or voting rights, if there has been a change in such holdings of such person from the last disclosure made under Listing Agreement or under the Insider Trading Regulations and the change exceeds Rs. 500,000 in value or 25,000 shares or 1.0% of total shareholding or voting rights, whichever is lower. Such disclosure is required to be made within two working days of becoming such promoter or person belonging to promoter group.

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

Delaware Law	Indian Law

Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one-tenth of the paid-up share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting, the GoI may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Our Articles of Association specify that five members personally present constitute the quorum required to conduct business at a general meeting. According to the Indian Companies Act, quorum for a general meeting is at least 30 shareholders personally present if number of members as on date of meeting is exceeding 5,000 to vote and in such instances, the Indian Companies Act supersedes the Articles of Association.

Delaware Law	Indian Law

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 15. The Company may appoint more than 15 directors by seeking the approval of its members by way of a special resolution. Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders. There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under Indian law, a director of a company, other than a director appointed by the GoI, may be removed by an approval of the members by way of an ordinary resolution, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.

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

Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the members is required by way of special resolution to be obtained in the event the paid up share capital of the company is more than Rs. 100 million. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

Delaware Law	Indian Law

Cumulative Voting

Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There is no concept of cumulative voting under Indian law.

Shareholder Action Without a Meeting

Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.	There is no concept of shareholder action without a meeting under Indian law.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	The sale, lease or disposal of all or substantially all of the assets of an Indian company must be approved by the board of directors and shareholders holding a majority of the voting share capital of the company.

Delaware law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in Section 203 of the Delaware General Corporation Law. See “- Interested Stockholders” below.	Under the Indian Companies Act, the merger of two companies is required to be approved by a Court of competent jurisdiction and by a three-fourths majority of each class of shareholders and creditors of the company present and voting at the meetings held to approve the merger.

Interested Stockholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for 3 years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15.0% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock at any time within the previous 3 years.	Indian law does not prohibit corporate transactions but does require disclosure of related party transactions in the financial statements of the company. Under applicable accounting standards in India, during the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, describe the nature of the transactions and disclose the volume of the transactions either as an amount or as an appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.	Transactions undertaken between a company and a person having a substantial interest in the company would qualify as a related party transaction and would be required to be disclosed under applicable accounting standards in India. Under such accounting standards, a party is considered to have a substantial interest in a company if that party owns, directly or indirectly, 20.0% or more of the voting power in the company.

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However,	Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally

Delaware Law	Indian Law
these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus. Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “- Indemnification of Directors and Officers.”

Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be void. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

Appraisal Right

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a Court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	There is no concept of appraisal rights under Indian law.

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the Court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under the Indian Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the CLB, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a

Delaware Law	Indian Law
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

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	Pursuant to our Articles of Association, our Board of directors has the authority to determine whether and to what extent and at what times and places and under what conditions or regulations our books are open to the inspection of the shareholders. Further, no shareholder of the company has the right to inspect any record of the company except as conferred under law or authorized by the board of directors or by the shareholders in a general meeting. The books containing the minutes of the proceedings of any general meetings of the shareholders are required to be kept at the registered office of the company and such materials are to be opened for inspection by any shareholder, without charge, subject to reasonable restrictions which may be imposed by a company’s articles or the general meeting of the shareholders. If an inspection is refused, the company and every officer of the company in default will be punishable with a fine. Under Indian law, the audited financial statements for the relevant financial year, the directors’ report and the auditors’ report are required to be provided to the shareholders before the annual general meeting.

Amendment of Governing Documents

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding not less than 75.0% of the shares of the company.

Distributions and Dividends; Repurchases and Redemptions

Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.	Under Indian law, if the profits for a year are insufficient, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend declared shall not exceed the average of the rates at which dividend was declared by it in the 3 years immediately preceding that year.

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

(ii) the total amount to be drawn from the accumulated profits from previous years and transferred to the reserves may not exceed an amount equivalent to one tenth of the paid-up capital and free reserves; and

(iii) the amount so drawn shall first be utilized to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of the equity shares is declared.

Delaware Law	Indian Law

(iv) the balance of reserves after such withdrawal shall not fall below fifteen percent of its paid up share capital as appears in the latest audited financial statement.

(v) The company shall not declare dividend unless carried over previous losses and depreciation not provided in the previous year are set off against the profit of the current year, the loss or depreciation, whichever is less, in previous years is set off against the profit for the year for which dividend is declared or paid.

Shareholders have a right to claim a dividend, after such dividend has been declared by the company at a general meeting. Shareholders also have a right to claim the interim dividends, which may be declared only pursuant to a resolution of the company’s board of directors provided that in the event the company has incurred loss during the current financial year up to the end of the quarter immediately preceding the date of declaration of an interim dividend, then such interim dividend shall not be declared at a rate higher than the average dividends declared by the company during the immediately preceding 3 financial years. Dividends may be paid in cash or by cheque or warrant or in any electronic mode to the shareholder. Where a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of such dividend, a penalty can be imposed on a director who is knowingly a party to such default.

According to the Indian Companies Act, a company is empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back), subject to certain conditions including: (a) the buy-back must be authorized by the articles of association of the company; (b) a resolution must be passed by shareholders holding not less than 75.0% of the outstanding shares in the general meeting of the company authorizing the buy-back; (c) the buy-back is limited to 25.0% of the total paid up capital and free reserves; (d) the ratio of debt owed by the company must not be more than twice the capital and free reserves after such buy-back; and (e) the buy-back must be in accordance with the SEBI (Buy-Back of Securities) Regulations, 1998.

Conditions (a) and (b) mentioned above would not be applicable if the buy-back is for less than 10.0% of the total paid-up equity capital and free reserves of the company and such buy-back has been authorized by the Board of directors of the company. Further, a company buying back its securities is not permitted to buy-back any additional securities for a period of 1 year after the buyback or to issue any securities of the same kind for a period of 6 months.

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

If the Chairman of the board of directors is an executive director, at least 50.0% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non-executive director, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50.0% of the board of directors should comprise of independent directors. Clause 49 of the listing agreements define an “independent director” to mean a non-executive director who (i) is receiving director’s remuneration and does not have any other material pecuniary relationship or transaction with the company, its promoters, its directors, its senior management or its holding company or its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to promoters or management at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding 3 financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding 3 financial years, of the statutory audit firm or the internal audit firm or the legal firm and consulting firm of the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company; (vi) is not a shareholder, owning 2.0% or more of the voting shares of the company; and (vii) is not less than 21 years of age.

With effective from October 1, 2014, it is required under the listing agreement that:

The board of directors of the company shall have an optimum combination of executive and non-executive directors with at least one woman director and not less than 50% of the board of directors comprising non-executive directors.

Where the Chairman of the board is a non-executive director, at least one-third of the board should comprise independent directors and in case the company does not have a regular non-executive Chairman, at least 50% of the board should comprise independent directors. Provided that where the regular non-executive Chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or at one level below the board, at least 50% of the Board of the company shall consist of independent directors.

Clause 49 of listing agreement define an ‘independent director’ to mean a non executive, who

(a) in the opinion of the board, is a person of integrity and possesses relevant expertise and experience;

(b) (i) is or was not a promoter of the company or its holding, subsidiary or associate company;

(b)(ii) who is not related to promoters or directors in the company, its holding, subsidiary or associate company;

(c) apart from receiving director’s remuneration, has or had no pecuniary relationship with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year;

Standard for NYSE-Listed Companies	Requirements under our Listing Agreements with the NSE and BSE

(d) none of whose relatives has or had pecuniary relationship or transaction with the company, its holding, subsidiary or associate company, or their promoters, or directors, amounting to 2% or more of its gross turnover or total income or Rs. 5,000,000 or such higher amount as may be prescribed, whichever is lower, during the two immediately preceding financial years or during the current financial year;

(e) who, neither himself nor any of his relatives (i) holds or has held the position of a key managerial personnel or is or has been employee of the company or its holding, subsidiary or associate company in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed;

(ii) is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed, of —(A) a firm of auditors or company secretaries in practice or cost auditors of the company or its holding, subsidiary or associate company; or (B) any legal or a consulting firm that has or had any transaction with the company, its holding, subsidiary or associate company amounting to ten per cent or more of the gross turnover of such firm.

(iii) holds together with his relatives 2% or more of the total voting power of the company; or

(iv) is a Chief Executive or director, by whatever name called, of any non-profit organisation that receives 25% or more of its receipts from the company, any of its promoters, directors or its holding, subsidiary or associate company or that holds 2% or more of the total voting power of the company;

(v) is a material supplier, service provider or customer or a lessor or lessee of the company;

(f) who is not less than 21 years of age.

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

•    To recommend to the board of directors the appointment and removal of the auditor of the company, fix the audit fee and also approve of payment to such auditor for any other services rendered by him.

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

the statement of funds utilized for purposes other than as stated in the offer document and the report submitted by the monitoring committee agency, to monitor the utilization of proceeds of a public or rights issue, and to make appropriate recommendations to the board to take up steps in this matter

•    To review with management the performance of statutory and internal auditors, and the adequacy of internal control systems.

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

• To discuss with statutory auditors before the audit commences, the nature and scope of the audit as well as to conduct post-audit discussions to ascertain any area of concern.

• To review the company’s quarterly financial statements and management policies.

• To examine the reasons for substantial defaults in payment to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

• To review the functioning of whistle blower mechanism.

•    Approval of appointment of the Chief Financial Officer (that is, the whole-time finance director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

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

With effective from October 1, 2014, as per clause 49 of listing agreement, in addition to the above role, the following are additional role of the audit committee:

•      To review and monitor the auditor’s independence and performance, and effectiveness of audit process;

•      To approve or subsequently modify transactions of the company with related parties;

•      To scrutinise inter-corporate loans and investments;

•      To identify the value of undertakings or assets of the company, wherever it is necessary;

•      To evaluate internal financial controls and risk management systems;

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

Clause 49 of the listing agreements also require that the audit committee should meet at least four times in a year and not more than 4 months should lapse between two meetings.

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

(The NYSE audit committee requirements apply to us as foreign private issuers and we are not exempt from this requirement.)

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.

The committee must have a written charter that addresses its purpose and responsibilities.

The listing agreements state that a board may set up a remuneration committee, which should be comprised of at least three non-executive independent directors, the Chairman of committee being an independent director.

With effective from October 1, 2014, according to clause 49 of listing agreement states that, the company shall set up a nomination and remuneration committee which shall comprise at least three directors, all of whom shall be non-executive directors and at least half shall be independent. Chairman of the committee shall be an independent director.

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

The role of the committee shall include the following:

(i) Formulation of the criteria for determining qualifications, positive attributes and independence of a director and recommend to the board a policy, relating to the remuneration of the directors, key managerial personnel and other employees;

(ii) Formulation of criteria for evaluation of Independent Directors and the board;

(iii) Devising a policy on board diversity;

(The NYSE compensation committee requirements allow us, as a foreign private issuer, to follow our home country rules in this regard. We comply with our home country rules applicable to the Compensation Committee.)

(iv) Identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down, and recommend to the board their appointment and removal. The company shall disclose the remuneration policy and the evaluation criteria in its annual report.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	Companies Act, 2013 requires that every listed company shall constitute a nomination and remuneration committee, comprising of three or more non-executive directors, out of which not less than one-half shall be independent directors. This committee is also required with effect from October 1, 2014, as per clause 49 of the listing agreement.

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

Further, clause 49 of the listing agreement requires that with effect from October 1, 2014, the role of the committee shall include the following:

(i) Formulation of the criteria for determining qualifications, positive attributes and independence of a director and recommend to the board a policy, relating to the remuneration of the directors, key managerial personnel and other employees;

(ii) Formulation of criteria for evaluation of Independent Directors and the board;

(iii) Devising a policy on board diversity;

(iv) Identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down, and recommend to the board their appointment and removal. The company shall disclose the remuneration policy and the evaluation criteria in its Annual Report.

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.

(The NYSE requirement for shareholder approval of equity-compensation plans does not apply to us as a foreign private issuer.)

Under Section 54 of the Companies Act, 2013, a company may issue equity shares of an existing class of shares to employees or directors at a discount or for consideration other than cash if such issue is authorized by a special resolution passed by the company in a general meeting.

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

With effective from October 1, 2014, according to clause 49 of listing agreement,

• The Code of Conduct shall suitably incorporate the duties of independent directors as laid down in the Companies Act, 2013.

•        An independent director shall be held liable, only in respect of such acts of omission or commission by a company which had occurred with his knowledge, attributable through board processes, and with his consent or connivance or where he had not acted diligently with respect of the provisions contained in the Listing Agreement.

C. Material Contracts

The following is a summary of each of our material contracts, other than contracts entered into in the ordinary course of business, to which we are a party, for the 2 years immediately preceding the date of this Annual Report.

Representative Office Agreement with Vedanta

SIIL entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we agreed to pay an amount of $ 2.0 million per year to Vedanta. This agreement expired on March 31, 2013.

Since the effectiveness of the Re-organization Transactions, we renewed this agreement on similar terms with Vedanta on May 20, 2014 for a period of 5 years. Under this renewed agreement, we have agreed to pay an amount of $2.0 million to Vedanta. This agreement is valid until March 2018.

Consultancy Agreement with Vedanta

SIIL entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable. Under this agreement, Vedanta agreed to make certain of its employees available to us. The anticipated fee used for reference in the agreement, which was based on a relevant proportion of the expected annual budgeted costs for fiscal year 2005 plus the mark-up of 40.0%, was $ 3.0 million per year. This agreement expired on March 31, 2013.

Since the effectiveness of the Re-organization Transactions, we have renewed this agreement with Vedanta on May 20, 2014 for a period of 5 years on similar terms. This agreement is valid until March 2018. Under this agreement, Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs for which we have agreed to pay an amount of $ 3.0 million per year.

Outsourcing Services Agreement with Vedanta

SIIL entered into a service agreement with Vedanta on April 1, 2010, under which we agreed to provide accounting, treasury and related services at the request of Vedanta from time to time. In consideration of above, Vedanta agreed to pay us service charges aggregating to an amount of $ 0.2 million per year.

Since the effectiveness of the Re-organization Transactions, we renewed this agreement with Vedanta on May 20, 2014 for a period of 5 years. This agreement is valid until March 2018 and Vedanta has agreed to pay us service charges aggregating to an amount of $ 0.35 million per year with an annual increase of 10.0%.

Outstanding loans

See Note 18 “Borrowings” in Notes to Consolidated Financial Statements for more details.

D. Exchange Controls

General

The GoI regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Management Act of 1999, as amended (“FEMA”), read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI.

Foreign Direct Investment

The GoI, pursuant to its liberalization policy, set up the FIPB, to regulate all foreign direct investment. Foreign direct investment (“FDI”), means investment by way of subscription and/or purchase of shares or securities convertible or exchangeable into shares of an Indian company by a non-resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the GoI has relaxed the restrictions on foreign investment.

A person resident outside India or an entity incorporated outside India, can invest in India, subject to the FDI policy of the GoI and other terms and conditions as applicable. A person who is a citizen of Bangladesh or an entity incorporated in Bangladesh can invest in India under the FDI Scheme, with the prior approval of the FIPB. Further, a citizen of Pakistan or an entity incorporated in Pakistan can invest, only under the approval route, in sectors/activities other than defence, space and atomic energy and sectors/activities prohibited for foreign investment.

Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB or the RBI if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, or the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as lottery business atomic energy, railways (other than Mass Rapid Transport Systems), real estate business or construction of farm houses and manufacturing of cigars.

Also, certain investments require the prior approval of the FIPB, including:

•	investments including transfer of shares in excess of specified sectoral caps or investments in sectors in which FDI is not permitted or in sectors which specifically require approval of the FIPB;

•	foreign investment into an Indian company, engaged only in the activity of investing in the capital of other Indian company/ies, will require prior government/FIPB approval, regardless of the amount or extent of foreign investment;

•	foreign investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries; and

•	all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including an individual of Indian nationality or origin residing outside India and corporations established and incorporated outside India) which are not under the automatic route.

FDI policy had laid down guidelines for calculation of direct and indirect foreign investment in an Indian company.

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

As per the FDI Policy, downstream investment means indirect foreign investment, into another Indian company, by way of subscription or acquisition. Downstream investment by an Indian company, which is owned and/or controlled by non-resident entities, into another Indian company, must be in accordance with the relevant sectoral conditions on approval route, conditionalities and caps with regard to the sectors in which the latter Indian company is operating.

Downstream investments by Indian companies will be subject to the following conditions:

•	Such a company is to notify the Secretariat for Industrial Assistance, Department of Industrial Policy and Promotion and the Foreign Investment Promotion Board of its downstream investment in the form available at http://www.fipbindia.com within 30 days of such investment, even if capital instruments have not been allotted along with the modality of investment in new/existing ventures (with/without expansion programme);

•	Downstream investment by way of induction of foreign equity in an existing Indian company to be duly supported by a resolution of the board of directors as also a shareholders agreement, if any;

•	Issue/transfer/pricing/valuation of shares shall be in accordance with applicable SEBI/RBI guidelines;

•	For the purpose of downstream investment, the Indian companies making the downstream investments would have to bring in requisite funds from abroad and not leverage funds from the domestic market. This would, however, not preclude downstream companies, with operations, from raising debt in the domestic market. Downstream investments through internal accruals are permissible by an Indian company under certain conditions provided under FDI policy

We are majorly controlled by a non-resident entity and hence all downstream investments made by us are subject to the above conditions.

Under the current regulations, in the case of mining and processing of aluminium, copper and zinc, FDI up to 100.0% is permitted under the automatic route, subject to the Mines and Minerals (Development and Regulation) Act, 1957.

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to NRIs. Under the portfolio investment scheme, each NRI can purchase up to 5.0% of the paid-up value of the share issued by an Indian company, subject to the condition that the aggregate paid-up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the Company. The aggregate ceiling limit of 10.0% limit may be raised to 24.0% if a special resolution is passed in a general meeting of the shareholders of the company. In addition to portfolio investments in Indian companies, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.

Overseas corporate bodies controlled by NRIs, were previously permitted to invest on more favorable terms under the portfolio investment scheme. The RBI no longer recognizes overseas corporate bodies as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Investment by Foreign Portfolio Investors

Recently, the SEBI (Foreign Portfolio Investors) Regulations, 2014 (“FPI Regulations”) came into effect, where the SEBI clarified on March 28, 2014 that the new regime would commence on June 1, 2014. All the existing foreign institutional investors (“FIIs”), sub accounts and qualified foreign investors (“QFIs”) have been classified together into a new class of investors known as the foreign portfolio investors (“FPIs”). FPIs are required to be registered with the designated depositary participant on behalf of the SEBI subject to compliance, with ‘Know Your Customer’ norms. FPIs are permitted to invest only in the following securities:

•	securities in the primary and secondary markets including shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India;

•	units of schemes floated by domestic mutual funds, whether or not listed on a recognized stock exchange;

•	units of schemes floated by a collective investment scheme;

•	derivatives traded on a recognized stock exchange;

•	treasury bills and dated government securities;

•	commercial papers issued by an Indian company;

•	Rupee denominated credit enhanced bonds;

•	security receipts issued by asset reconstruction companies;

•	perpetual debt instruments and debt capital instruments, as specified by the RBI from time to time;

•	listed and unlisted non-convertible debentures / bonds issued by an Indian company in the infrastructure sector, where ‘infrastructure’ is defined in terms of the RBI External Commercial Borrowings guidelines;

•	non-convertible debentures or bonds issued by Non-Banking Financial Companies categorized as ‘Infrastructure Finance Companies’ by the RBI;

•	Rupee denominated bonds or units issued by infrastructure debt funds;

•	Indian depository receipts; and

•	such other instruments specified by the SEBI from time to time.

A single foreign portfolio investor or an investor group is permitted to purchase equity shares of a company only below 10.0% of the total issued capital of the company. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, other than Category III foreign portfolio investor and unregulated broad based funds subject to certain exceptions, may issue or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons who are regulated by an appropriate regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with ‘Know Your Customer’ norms. An FPI is also required to ensure that no further issue or transfer of any offshore derivative instrument is made by or on behalf of it to any persons that are not regulated by an appropriate foreign regulatory authority.

Any FII or QFI who holds a valid certificate of registration will be deemed to be a FPI until the expiry of the block of 3 years for which fees has been paid as provided by the SEBI (Foreign Institutional Investors) Regulations, 1995. All existing FIIs and sub accounts, subject to payment of conversion fees specified in the FPI Regulations, may continue to buy, sell or otherwise deal in securities subject to the provisions of the FPI Regulations, until the earlier of (i) expiry of its registration as a FII or sub-account, or (ii) obtaining a certificate of registration as an FPI. All QFIs may continue to buy, sell or otherwise deal in securities until the earlier of (i) up to a period of a one year from the date of commencement of the FPI Regulations or; (ii) obtaining a certificate of registration as an FPI. In furtherance of the FPI Regulations, the RBI amended relevant provisions of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 on March 13, 2014. The portfolio investor registered in accordance with the FPI Regulations would be called ‘Registered Foreign Portfolio Investor (“RFPI”)’. Accordingly, an RFPI may purchase and sell shares and convertible debentures of an Indian company through a registered broker as well as purchase shares and convertible debentures offered to the public under the FPI Regulations. Further, RFPI may sell shares or convertible debentures so acquired (i) in an open offer in accordance with the Takeover Code or (ii) in an open offer in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the SEBI (Buy-back of Securities) Regulations, 1998. An RFPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter XB of the SEBI (ICDR) Regulations, 2009.

The individual and aggregate investment limits for the RFPIs should be below 10.0% or 24.0% respectively of the total paid-up equity capital or 10.0% or 24.0% respectively of the paid-up value of each series of convertible debentures issued by an Indian company and such investment should be within the overall sectoral caps prescribed under the FDI policy. An RFPI may invest in government securities and corporate debt subject to limits specified by the RBI and SEBI from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by SEBI from time to time.

ADSs

Issue of ADSs

The Ministry of Finance, pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, or the ADR Scheme, has permitted Indian companies to issue ADSs. Certain relaxations in the ADR Scheme have also been notified by the RBI. The ADR Scheme provides that an Indian company may issue ADSs to a person resident outside India through a depositary without obtaining any prior approval of the Ministry of Finance of India or the RBI, except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the FDI scheme. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the SEBI, will not be eligible to issue ADSs. We have obtained the necessary approvals from the Indian stock exchanges for the listing of the equity shares underlying the Sesa Sterlite ADSs.

Investors do not need to seek specific approval from the GoI to purchase, hold or dispose of ADSs. However, overseas corporate bodies, or overseas corporate bodies, as defined under applicable RBI regulations, which are not eligible to invest in India and entities, prohibited to buy, sell or deal in securities by the SEBI are not eligible to subscribe to ADSs issued by Indian companies. The proceeds of an ADS issue may not be used for investment in stock markets and real estate. There are no other end-use restrictions on the use of the proceeds of an ADS issue. Further, issue-related expenses for an issue of ADSs shall be subject to a ceiling of 7.0% of the total issue size. Issue-related expenses beyond this ceiling would require the RBI approval.

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

Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. In June 2014, the RBI revised the restrictions on capital account transactions by resident Indians who are now permitted to remit up to $ 125,000 per financial year (April-March) for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force as “non co-operative countries and territories.”

Fungibility of ADSs

As per the directions issued by the Ministry of Finance in coordination with RBI on the two-way fungibility of ADSs, an ADS holder who has redeemed the ADS into underlying equity shares and has sold it in the Indian Market is permitted to purchase to that extent, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:

•	the shares of the Indian company are purchased on a recognized stock exchange in India;

•	the shares are purchased with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•	the custodian agreement is amended to enable the custodian to accept shares from entities other than the company;

•	the number of shares of the Indian company so purchased does not exceed the head room which is equivalent to the difference between numbers of ADS originally issued and number of ADS outstanding, as further adjusted for ADS redeemed into underlying shares and registered in the name of the non-resident investor (and is further subject to specified sectoral caps); and

•	compliance with the provisions of the ADR Scheme and the guidelines issued thereunder.

Further, the amendment to the regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•	the price of the offering is determined by the lead manager of the offering. The price shall not be less than the average of the weekly high and low prices of the shares of the company during the 2 weeks preceding the relevant date (i.e. the date on which the board of directors of the company decides to open the issue);

•	the ADS offering is approved by the Foreign Investment Promotion Board;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the facility is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within 1 month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the foreign direct investment policy in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7.0% of the offering proceeds and are paid by shareholders on a pro-rata basis.

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

Buyback of ADS

Shares issued under the ADR Scheme represented by the ADS, are eligible for participation in a buyback scheme, if any, announced by us. In the event that we decide to implement the buyback scheme for ADS holders, the option form for the buyback scheme will be distributed to the ADS custodian who will submit the same to the overseas depository. ADS holders who wish to participate in the buyback scheme may exercise the buyback option by converting the ADS into ordinary equity shares and surrendering those shares to the company under the buyback scheme.

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

Regulatory Filings

We are required to make the following filings in connection with the issuance of FCCBs and upon conversion of the FCCBs into equity shares:

•	filing Form No. 83 with RBI through an authorized dealer;

•	filing of information with RBI subsequent to the issuance of FCCBs which would include: the total amount of FCCBs issued, the names of the investors resident outside India and the number of FCCBs issued to each of them, and the amount repatriated to India through normal banking channels duly supported by Foreign Inward Remittance Certificates;

•	filing of the return of allotment with the Registrar of Companies, Goa, Daman and Diu, at the time of conversion of the FCCBs into equity shares;

•	on conversion of the FCCBs into equity shares, the filing of information with the Regional Office of the RBI in the prescribed Form FC-GPR, and to the Department of Statistics and Information Management, RBI within 7 days of the month to which it relates, in Form No. ECB-2; and

•	monthly filing of Form No. ECB-2 with RBI through an authorized dealer.

Buy Back of FCCBs

The RBI permitted buy back of FCCBs by Indian companies prior to the maturity date of such FCCB, after satisfying certain conditions under the approval route until March 31, 2013. On June 25, 2013, the RBI extended the scheme of buy-back of FCCBs under the approval route until December 31, 2013, after which the scheme is discontinued.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the rates quoted on Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2010	44.95	47.39	50.48	44.94
2011	44.54	45.50	47.49	44.05
2012	50.89	48.01	53.71	44.00
2013	54.52	54.47	57.13	50.64
2014	60.00	60.35	68.80	53.65
Month:
February 2014	61.78	62.16	62.63	61.78
March 2014	60.00	60.95	62.17	59.89
April 2014	60.21	60.35	61.17	59.86
May 2014	59.16	59.28	60.21	58.30
June 2014	60.06	59.74	60.32	59.15
July 2014	60.55	60.10	60.55	59.69

Notes:

(1)	The exchange rates quoted by Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollars and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2010	1.09	1.18	1.44	1.07
2011	0.97	1.06	1.22	0.97
2012	0.96	0.95	1.06	0.91
2013	0.96	0.97	1.03	0.94
2014	1.08	1.07	1.15	0.95
Month:
February 2014	1.12	1.11	1.14	1.11
March 2014	1.08	1.10	1.12	1.08
April 2014	1.08	1.07	1.08	1.06
May 2014	1.08	1.07	1.09	1.07
June 2014	1.06	1.07	1.08	1.06
July 2014	1.08	1.07	1.08	1.05

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the South African Rands and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low

Fiscal Year:
2011	6.77	7.15	7.98	6.61
2012	7.66	7.41	8.55	6.57
2013	9.18	8.55	9.32	7.63
2014	10.53	10.11	11.25	8.90

Month:
February 2014	10.73	10.95	11.25	10.72
March 2014	10.53	10.74	10.93	10.53
April 2014	10.52	10.54	10.65	10.38
May 2014	10.59	10.41	10.59	10.30
June 2014	10.62	10.68	10.82	10.56
July 2014	10.71	10.66	10.78	10.50

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Namibian dollars and US dollars based on Oanda.com:

	Period End(1)	Average(1)(2)	High	Low

Fiscal Year:
2011	6.84	7.17	7.95	6.62
2012	7.73	7.46	8.58	6.59
2013	9.24	8.55	9.32	7.66
2014	10.58	10.11	11.26	8.90
Month:
February 2014	10.80	10.99	11.20	10.76
March 2014	10.58	10.75	10.90	10.58
April 2014	10.59	10.55	10.67	10.40
May 2014	10.48	10.41	10.55	10.31
June 2014	10.59	10.66	10.78	10.57
July 2014	10.63	10.66	10.78	10.51

Notes:

(1)	The exchange rates quoted on oanda.com at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on oanda.com on the last day of each month during the period for all fiscal years presented and the average of the exchange rates quoted on oanda.com for all days during the period for all months presented.

Although we have translated selected Indian Rupee, Australian dollar amounts and South African Rand and Namibian dollars in this Annual Report into US dollars for convenience, this does not mean, and no representation is made, that the Indian

Rupee or Australian dollar amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this Annual Report from Indian Rupees to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2014, which was Rs. 60.00 per $ 1.00, all translations from Australian dollars to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2014, which was AUD 0.93 per $ 1.00, all translations from South African Rand to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2014, which was ZAR 10.53 per $ 1.00 and all translations from Namibian dollars to US dollars are based on the exchange rate quoted by Oanda (data available at www.oanda.com) on March 31, 2014, which was NAD 10.58 per $ 1.00. As of July 31, 2014, the exchange rate between US dollars and Indian Rupees was $ 1.00 = Rs. 60.55 as quoted by the Federal Reserve Bank of New York.

E. Taxation

India Taxation

The following is a summary of the material Indian income tax, wealth tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident investors of the ADSs. The summary only addresses the tax consequences for non-resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this Annual Report, including the Income Tax Act and the special tax regimes under Sections 115AC of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change.

The Finance Act 2013 has included General Anti Avoidance Rule (“GAAR”), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse/ abuse of provisions of Income Tax Act, 1961, lacks commercial substance or the purpose of arrangement is obtaining a tax benefit. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be affected.

The GAAR was originally proposed to become effective from April 1, 2013. Thereafter, a panel was formed to study the proposed GAAR, and make suitable recommendations. In September 2013, the Government of India notified rules regarding the applicability of GAAR provisions along with certain threshold limits which will become effective from April 1, 2015.

This summary does not take into account the impact of proposals contained in the draft new Direct Taxes Code 2013 which is yet to come into effect.

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

Residence

For the purpose of the Income Tax Act, an individual is considered to be a resident of India during the fiscal year if he is in India for at least 182 days in a particular year or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding 4 years. However, the 60 days period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment outside India, or (ii) a citizen of India or a person of Indian origin living abroad who visits India. A company is considered to be resident in India if it is incorporated in India or the control and management of its affairs is situated wholly in India during the relevant fiscal year. Individuals and companies who are not residents of India based on the above mentioned criteria are treated as non-residents.

Taxation of Sale of the ADSs

It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being transferred in respect of the ADSs. The Finance Act, 2012 retrospectively amended the term “property” so as to include any rights in or in relation to an Indian company. Therefore, situs of right in respect of ADSs may be considered as situated in India. Nevertheless, under the ADR Scheme and as per section 47(viia) of the Income-tax Act, the transfer of ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gain tax in India. Under the ADR Scheme, conversion of ADSs into equity shares shall not give rise to any capital gain tax in India.

ADSs are considered as long-term capital assets if they are held for a period of more than 36 months otherwise they are considered as short-term capital assets. Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs by the non-resident holder is taxed at the rate of 10.0% plus applicable surcharge and education cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company) plus applicable surcharge and education cess. Because there are significant intricacies relating to application of rules on indirect transfers, it is not clear, whether or to what extent, a buyer of ADS of the company should be held liable for not withholding tax on the acquisition of shares or be subject to Indian tax on gains realized on disposition of ADS. However the non-resident investor may examine exemption , if any available to him, from such taxation under the relevant Double Taxation Agreement between India and country of his residence.

The incidence of capital gains and the period of holding, in the event ADSs are converted into shares and the shares are sold within a period of 36 months, may be checked with the tax counsels.

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” as applicable, currently at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20%, from 16.995% in the earlier years. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above. This amendment shall be applicable for the dividends declared, distributed or paid on or after October 1, 2014. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

Any distribution of additional ADS or equity shares to resident or non-resident shareholders will not be subject to any Indian tax.

Taxation of Sale of the Equity Shares

Sale of equity shares by any holder may occasion certain incidence of tax in India, as discussed below. Under applicable law, the sale of equity shares may be subject to a transaction tax and/or tax on income by way of capital gains. Capital gains accruing to a non-resident investor on the sale of the equity shares, whether to an Indian resident or to a person resident outside India and whether in India or outside India, may be subject to Indian capital gains tax in certain instances as described below. The discussion does not take into consideration the effect of the provisions contained in the Direct Taxes Code, 2013.

Sale of the Equity Shares on a Recognized Stock Exchange

Shares listed on recognized stock exchange in India issued on conversion of the ADSs held by the non-resident investor for a period of more than 12 months is treated as long term capital assets, otherwise they are considered as short term capital asset. Unlisted shares are treated as long-term capital assets, if they are held for more than 36 months, otherwise they are treated as short-term capital assets.

Subject to the following, long-term capital gains realized by a non-resident upon the sale of equity shares obtained on conversion of ADSs are subject to tax at a rate of 10.0% along with the applicable surcharge and education cess; and short-term capital gains on such a transfer will be taxed at the rate of tax applicable to the seller;

•	Long-term capital gain realized by a non-resident upon the sale of equity shares obtained on conversion of ADSs is exempt from tax if the sale of such shares is made on a recognized stock exchange and Securities Transaction Tax, or STT (described below) is paid; and

•	Any short term capital gain is taxed at 15.0% along with the applicable surcharge and education cess, if the sale of such equity shares is settled on a recognized stock exchange and STT is paid on such sale.

In accordance with applicable Indian tax laws, any income arising from a sale of the equity shares of an Indian company through a recognized stock exchange in India is subject to a securities transaction tax. Such tax is payable by a person irrespective of residential status and is collected by the recognized stock exchange in India on which the sale of the equity shares is affected.

Withholding tax on capital gains on sale of shares to non-resident is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.

For the purpose of computing capital gains on the sale of equity shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such equity shares and any expenditure incurred wholly and exclusively in connection with such sale. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or Scheme, the purchase price of equity shares in India listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of equity shares in exchange for such corresponding ADSs. The market price is the price of the equity shares prevailing in the BSE or the NSE as applicable. There is no corresponding provision under the Income Tax Act providing for the use of market price as the basis for determination of the purchase price of the equity shares. In the event that the tax department denies the use of market price as the basis for determination of the purchase price of the equity shares, the original purchase price of the ADSs shall be considered as the purchase price of the equity shares for computing the capital gains tax.

According to the Scheme, a non-resident’s holding period for the purpose of determining the applicable capital gains tax rate relating to equity shares received in exchange for ADSs commences on the date of notice of redemption by the depositary to the custodian.

Securities Transaction Tax

Since October 1, 2004, with respect to a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay a Securities Transaction Tax (STT) at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, i.e. the transaction involves actual delivery or transfer of shares; the rate of 0.1% has been substituted for 0.125% by the Finance Act, 2012 with effect from July 1, 2012. (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. STT is levied with respect to a sale and purchase of a derivative and the rates of STT as amended by Finance Act, 2013 with effect from June 1, 2013 is as follows: (i) in case of sale of an option in securities, the seller is required to pay an STT at the rate of 0.017% of the option premium; (ii) in case of a sale of an option in securities, where the option is exercised, the buyer is required to pay a STT at the rate of 0.125% of the settlement price; and (iii) in case of sale of futures in securities, the seller is required to pay STT at 0.017% on transaction value. This rate of 0.017% changed to 0.01% under the Finance Act, 2013.

Capital Losses

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the Income Tax Act. A long-term capital loss may be set off only against a long-term capital gain. To the extent the losses are not absorbed in the year of transfer, they may be carried forward for a period of 8 years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India.

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

Withholding Tax on Capital Gains

Any taxable gain realized by a non-resident from the sale of ADSs shall be subject to withholding tax of 10.0% at source and withheld by the buyer. However, no withholding tax is required to be withheld under Section 196D-(2) of the Income Tax Act from any income accruing to a FII as defined in Section 115AD of the Income Tax Act on the transfer of securities. The FII is required to pay the tax on its own behalf.

Buy-Back of Securities

Indian companies are not subject to tax on the buy-back of their equity shares. However, shareholders will be taxed on the resulting gains from the share buy-back. We would be required to withhold tax at source in proportion to the capital gains tax liability of our shareholders.

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

Wealth Tax, Gift Tax and Inheritance Tax

The holding of ADSs by non-resident investors and the holding of the equity underlying shares by the depositary in a fiduciary capacity is exempt from payment of wealth tax. Further, there is no tax on gifts and inheritances which applies to the ADSs, or the equity shares underlying the ADSs.

Service Tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares are subject to an Indian service tax at the effective tax rate of 12.36% (including cess of 3.0%) collected by the stockbroker (from February 24, 2009 to March 31, 2012 service tax was 10.3%). Further, pursuant to Section 65(101) of the Finance Act (2 of the 2004) a sub-broker is also subject to this service tax.

Minimum Alternate Tax

The Income Tax Act imposes a Minimum Alternate Tax on companies wherein the income tax payable on the total income is less than 18.5% of its book profit. Minimum Alternate Tax is payable at the rate of 18.5% plus applicable surcharge and cess. The Finance Act 2013 increased the surcharge on income of domestic companies having taxable income above Rs. 100 million ($ 1.7 million) from 5.0% to 10.0% which resulted in the increase in the effective Minimum Alternate Tax rate for such companies to 20.96% from 20.01%. The Finance Act, 2014 has proposed to retain the surcharge at the rate of 10%. Amounts paid as Minimum Alternate Tax may be applied towards regular income taxes payable in any of the succeeding 10 years subject to certain conditions. The manner of computing the Minimum Alternate Tax which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of Minimum Alternate Tax, and determined that Minimum Alternate Tax is payable on income which falls within the ambit of section 10A and 10B of the Act.

Tax Credit

A non-resident investor may be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident investor’s account in accordance with the applicable laws of the applicable jurisdiction.

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

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds ADSs or equity shares, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A US Holder that is a partner in a partnership holding ADSs or equity shares is urged to consult its tax advisor.

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

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” A US Holder may not be able to claim a foreign tax credit for any Indian taxes imposed with respect to dividend distribution taxes on ADSs or equity shares (as discussed under “- India Taxation—Taxation of Dividends”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

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

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2014 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2014 or any future taxable year.

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, applying certain look-through rules either:

•	at least 75.0% of its gross income for such taxable year is passive income, or

•	at least 50.0% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25.0% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our equity shares and ADSs, fluctuations in the market price of our equity shares and ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a deemed sale discussed in the precedent paragraph and a pledge) of the ADSs or equity shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125.0% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval or EDGAR, system. We have made all our filings with SEC using the EDGAR system.

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Analysis

See Note 24 “Financial Instruments” in Notes to consolidated financial statements for more details.

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibia Dollar, South African Rand and Australian Dollar against the US Dollar. This table illustrates the effect of 10% depreciation in these currencies as compared to US dollars on our operating profit for fiscal year 2014.

10% movement in currency	For Rs./ $		For AUD/ $		For NAD / $		For ZAR/ $
	(in millions)
Zinc – India	10,493	173.4	—	—	—	—	—	—
Zinc – International	1,654	27.3	—	—	1,351	22.3	1,093	18.1
Oil and gas	1,902	31.4	—	—	—	—	—	—
Iron Ore	(544)	(9.0)	—	—	—	—	—	—
Copper	966	16.0	659	10.90	—	—	—	—
Aluminium	6,453	106.7	—	—	—	—	—	—
Power	(486)	(8.0)	—	—	—	—	—	—

Total	20,439	337.8	659	10.90	1,351	22.3	1,093	18.1

We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures based on their maturity. However, large or prolonged movements in exchange rates may have a material effect on our business, operating results, financial condition and/or prospects. We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically, all short term exposures are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. A more conservative approach has been adopted for project expenditure to avoid budget overruns. Longer term exposures, except part of net investment in foreign operations exposures, are normally unhedged. However all new long-term borrowings are being hedged. In our Australian and Zinc International operations, apart from funds to meet local expenses which are denominated in the respective local currencies, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.

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

Interest Rate Risk

We are exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. Our borrowings are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The US dollar debt is divided between fixed and floating rates (linked to US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal year 2014.

Movement in interest rates	Impact of US dollar interest rates
	(in millions)
0.5%	Rs.	1,481	$24.7
1.0%	Rs.	2,962	$49.4
2.0%	Rs.	5,924	$98.7

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

Price of gas produced in some of our fields is fixed while in others it is linked to liquid fuels with a floor and ceiling mechanism and therefore has minimal exposure to market movements.

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

This table illustrates the impact of a 10% movement in London Metal Exchange/ London Bullion Market Association, oil and iron ore prices based on fiscal year 2014 volumes, costs and exchange rates and provides the estimated impact on operating profit assuming all other variables remain constant.

10% movement in price	Change in Operating Profit
	Rs Million	$ Million
Zinc India	10,794	179.9
Zinc International	3,888	64.8
Oil	16,738	279.0
Iron ore	4	0.1
Copper	1,322	22.0
Aluminium	6,637	110.6

Total	39,383	656.4

The fair value of our open derivative positions recorded under derivative financial assets and derivative financial liabilities is as follows:

	As of March 31,
	2013		2014		2014
	Asset	Liability	Asset	Liability	Asset	Liability
	(Rs. in millions)		(Rs. in millions)		(US dollars in millions)
Current
Cash flow hedges:

— Commodity contracts	904	—	40	18	0.7	0.3

— Forward foreign currency contracts	—	3	—	306	—	5.1
Fair value hedges:

— Commodity contracts	11	—	38	3	0.6	0.1

— Forward foreign currency contracts	132	1,109	915	5,473	15.2	91.2

Net investment in foreign operation	—	182	1,918	—	32.0	—
Non-qualifying hedges:

— Commodity contracts	10	—	324	65	5.4	1.0
— Forward foreign currency contracts	—	457	—	1,605	—	26.7
—Currency swap	—	654	—	—	—	—
— Interest rate swap	—	—	—	83	—	1.4
Non Current				1
Fair value hedges:

— Interest rate Swap	—	1,282	—	1,642	—	27.4

Total	1,057	3,687	3,235	9,195	53.9	153.2

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depositary Shares

Our ADR facility is maintained with Citibank, N.A., or the Depositary, pursuant to a deposit agreement, dated as of September 6, 2013, among us, our Depositary and the holders and beneficial owners of our ADSs. We use the term “holder” in this discussion to refer to the person in whose name an ADR is registered on the books of the Depositary.

In accordance with the deposit agreement, the Depositary may charge fees up to the amounts described below:

	Type of Service	Fees	Payor

1.	Issuance of ADSs upon the deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph 4 below).	Up to $5.00 per 100 ADSs (or any portion thereof) issued.	Person depositing ordinary shares or person receiving ADSs..

2.	Delivery of Deposited Securities (as defined under the Deposit Agreement) against surrender of ADSs.	Up to $5.00 per 100 ADSs (or any portion thereof) surrendered.	Person surrendering ADSs for purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

3.	Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements).	Up to $2.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

4.	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to $5.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

5.	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares).	Up to $5.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

6.	Depositary services.	Up to $2.00 per 100 ADSs (or any portion thereof) held.	Person holding ADSs on applicable record date(s) established by the Depositary.

7.	Transfer of ADRs.	$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

In addition, holders or beneficial owners of our ADSs, persons depositing ordinary shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

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

During the fiscal year 2014, the Depositary has reimbursed to us an amount of $2,717,402.1 (after deduction of applicable withholding taxes amounting to $1,164,493.8) in respect of investor relation expenses.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Re-organization Transactions

On August 17, 2013, the Re-organization Transactions consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation” became effective.

On August 19, 2013, Sesa Goa furnished to the SEC a notice, as required under Rule 12g-3(f) under the Exchange Act which provided that Sesa Goa was the successor issuer to SIIL under the Exchange Act. Further, the equity shares of Sesa Goa with a par value of Re. 1 each, would be traded in the United States in the form of ADSs, where each ADS would represent four Sesa Goa shares and such ADSs would be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act. The ADSs of Sesa Goa were registered for trading on the NYSE on September 13, 2013. On September 23, 2013, Sesa Goa submitted to SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following the approval from the Registrar of Companies, Goa on September 18, 2013.

Please see “Item 5. Operating and Financial Review and Prospects – Consolidation and re-organization of Sesa Goa, SIIL, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite”.

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

The registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the ADS offering was automatically effective on July 15, 2009. The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 13.8 million), amounted to $ 1,588.9 million. As of March 31, 2014, we have used the entire proceeds for the purpose mentioned in the offer document.

Pursuant to the Re-organization Transactions, each holder of the SIIL ADSs, received three Sesa Sterlite ADSs for every five existing SIIL ADSs. The total outstanding Sesa Sterlite ADSs as of March 31, 2014 were 62,277,620.

Convertible Notes offering in 2009

On October 29, 2009, we completed an offering of $ 500 million aggregate principal amount of convertible senior notes. The convertible senior notes are convertible into ADSs at a conversion price of approximately $ 38.88 per ADS since the effectiveness of the Re-organization Transactions, subject to adjustment in certain events. The conversion price prior to the Re-organization Transactions was $23.33 per ADS. The convertible senior notes have a maturity date of October 30, 2014 and bear interest at the rate of 4.0% per annum. The joint bookrunners of the convertible senior notes offering were Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated.

The post-effective amendment to the registration statement on Form F-3 (File No. 333-160580) filed by us in connection with the convertible senior note offering was automatically effective on October 15, 2009. The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 5 million), amounted to $ 495.0 million. As at March 31, 2014, we have used approximately $ 179.6 million towards capital expenditures and the unutilized proceeds have been invested temporarily in fixed deposits. We may use the remaining net proceeds towards the expansion of our copper business, acquisition of a complementary business outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations of India, including the external commercial borrowing regulations specified by the RBI.

Convertible Notes offering in 2009

On October 30, 2009, Sesa Goa issued 5,000 5% convertible notes of an aggregated principal amount of $500 million. These convertible notes are convertible, at the option of the holder, into ordinary shares of Sesa Sterlite at a conversion rate of 13,837.64 ordinary shares per $ 100,000 principal amount of convertible notes, which is equal to a conversion price of approximately $7.23 per ordinary share since the effectiveness of the Re-organization Transactions. These convertible notes will mature on October 31, 2014, unless earlier repurchased or redeemed by us or converted. Sesa Sterlite has the option (subject to certain conditions) to redeem these convertible notes at any time after October 30, 2012. As at March 31, 2014, 2,168 of these convertible notes were outstanding and remaining convertible notes were already converted into the equity shares of Sesa Sterlite. The net proceeds from the offering to us, after deducting underwriting discounts and commissions and offering expenses ($ 3.75 million), amounted to $ 496.25 million. The amount outstanding towards convertible notes as of March 31, 2014 was $ 216.8 million which has been fully utilized towards the purposes mentioned in the offer document.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2014, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2014 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2014, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

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

Our management excluded from its assessment the internal control over financial reporting at Cairn India Limited and its subsidiaries, MALCO Energy Limited, the iron ore and aluminium businesses of Sesa Sterlite Limited, Bloom Fountain Limited, Western Cluster Limited, Goa Energy Limited, Sesa Resources Limited, Goa Maritime Private Limited Sesa Mining Corporation Private Limited, Twinstar Mauritius Holding Limited, Twinstar Energy Holding Limited, which were consolidated under the merged company Sesa Sterlite Limited pursuant to the Reorganization Transactions (Refer Note 1 and 3(D) to the consolidated financial statements) which became effective on August 17, 2013, and whose financial statements constitute Rs. 1,043,875 million ($ 17,397.9 million) and Rs. 2,252,560 million ($ 37,542.7 million) of net assets and total assets respectively, Rs. 284,784 million ($ 4,746.4 million) of revenues and Rs. 18,032 million ($ 300.5 million) of profit of the consolidated financial statements as of and for the year ended March 31, 2014. Such exclusion was in accordance with SEC guidance that an assessment of a recently acquired business may be omitted in the management’s report on internal controls over financial reporting in the year of acquisition.

Changes to certain processes, information technology systems, and other components of internal control resulting from the acquisition of Cairn India and MALCO Energy Limited, iron ore, aluminium businesses of Sesa Sterlite Limited and their subsidiaries may occur and will be evaluated by management as such integration activities are implemented.

The effectiveness of our internal control over financial reporting as at March 31, 2014 has been audited by Deloitte Haskins & Sells LLP, or Deloitte, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sesa Sterlite Limited

Panaji, Goa, India

We have audited the internal control over financial reporting of Sesa Sterlite Limited and subsidiaries (the “Company”) as of March 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in Item 15(b) ‘Management’s Annual Report on Internal Control over Financial Reporting’, the management excluded from its assessment the internal control over financial reporting at Cairn India Limited and its subsidiaries, MALCO Energy Limited, the Iron ore and Aluminium businesses of Sesa Sterlite Limited, Bloom Fountain Limited, Western Cluster Limited, Goa Energy Limited, Sesa Resources Limited, Goa Maritime Private Limited, Sesa Mining Corporation Private Limited, Twinstar Mauritius Holding Limited and Twinstar Energy Holding Limited; which were consolidated under the merged company Sesa Sterlite Limited pursuant to the Reorganization Transactions (Refer to Note 1 and 3(D) to the consolidated financial statements) which became effective on August 17, 2013, and whose financial statements constitute Rs. 1,043,875 million ($ 17,397.9 million) and Rs. 2,252,560 million ($ 37,542.7 million) of net assets and total assets respectively, Rs. 284,784 million ($ 4,746.4 million) of revenues and Rs. 18,032 million ($ 300.5 million) of profit of the consolidated financial statements as of and for the year ended March 31, 2014. Accordingly, our audit did not include the verification of internal control over financial reporting at Cairn India Limited and its subsidiaries, MALCO Energy Limited, the Iron ore and Aluminium businesses of Sesa Sterlite Limited, Bloom Fountain Limited, Western Cluster Limited, Goa Energy Limited, Sesa Resources Limited, Goa Maritime Private Limited, Sesa Mining Corporation Private Limited, Twinstar Mauritius Holding Limited and Twinstar Energy Holding Limited.

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

Other than entities mentioned above in paragraph 2, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2014 of the Company and our report dated August 15, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the convenience translation of the Indian Rupee into United States dollar amounts, and an explanatory paragraph relating to the recasting of the consolidated financial statements to reflect the Reorganization Transactions.

/s/ Deloitte Haskins & Sells LLP

Deloitte Haskins & Sells LLP

Gurgaon, India

August 15, 2014

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred in fiscal year 2014.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Chairperson of our Audit Committee is Lalita D. Gupte. Ravi Kant, Naresh Chandra and Gurudas D. Kamat are the other members of the Audit Committee. Each of Messrs. Kant, Chandra and Kamat and Mrs. Gupte satisfy the “independence” requirements pursuant to the rules of the SEC and Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for the experience and qualifications of the members of the Audit Committee.

Our Board has determined that Ms. Gupte qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committees.

ITEM 16B.	CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, executive officers and employees. We amended our Code of Business Conduct and Ethics on January 28, 2014. We added certain provisions including applicable provisions relating to the U.K. Bribery Act, 2010, particularly on meaning, scope and application of the terms bribery, corruption, fraud, gifts, entertainment and political contributions to the Company and our employees. The Code of Business Conduct and Ethics focuses on the manner in which the Company and its employees should establish and maintain its relationship with government bodies. Further, a corporate communications and disclosure policy is established by the Company that will ensure compliance with the Code of Business Conduct and Ethics and any material information relating to the Company or the group is accurately communicated to interested parties.

We have posted the code on our website at http://www.sesasterlite.com/media/33235/code_of_business_conduct_and_ethics.pdf. Information contained in our website does not constitute a part of this Annual Report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to us at our registered office at Sesa Ghor, 20 EDC Complex, Patto, Panaji, State of Goa, 403001, India.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements are prepared in accordance with IFRS as issued by the IASB and are audited by Deloitte Haskins & Sells LLP, a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.

Deloitte Haskins & Sells LLP has served as our independent registered public accountant for each of the years ended March 31, 2013 and March 31, 2014 for which audited statements appear in this Annual Report. The following table shows the aggregate fees for the professional services and other services rendered by Deloitte Haskins & Sells LLP and the various member firms of Deloitte to us, including our subsidiaries, in fiscal years 2013 and 2014.

	Fiscal year
	2013	2014
	($ in thousands)

Audit fees (audit and review of financial statements)	3,355.6	2,750.2
Audit-related fees (including other miscellaneous audit related certifications)	89.9	9.6
Tax fees (tax audit, other certifications and tax advisory services)	372.0	389.5
All other fees (certification on corporate governance and advisory services)	60.0	70.5

Total	3,877.5	3,219.8

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. All of the services related to our company provided by Deloitte Haskins & Sells LLP during the last fiscal year have been approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no repurchases of the equity shares of Sesa Sterlite made by or on behalf of Sesa Sterlite or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act) in fiscal year 2014.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent Audit Committee; (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our Audit Committee consists of four directors: Lalita D. Gupte, who is our Chairperson, Ravi Kant, Naresh Chandra and Gurudas D. Kamat. Each of Messrs. Kant, Chandra and Kamat and Mrs. Gupte satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of the significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards.”

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

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Profit or Loss for the years ended March 31, 2012, 2013 and 2014

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2012, 2013 and 2014

•	Consolidated Statements of Cash Flow for the years ended March 31, 2012, 2013 and 2014

•	Consolidated Statements of Financial Position as at March 31, 2013 and 2014

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2012, 2013 and 2014

•	Notes to the consolidated financial statements

ITEM 19. EXHIBITS

1.1**	Fresh Certificate of Incorporation Consequent Upon Change of Name of Sesa Sterlite Limited

1.2**	Memorandum and Articles of Association of Sesa Sterlite Limited

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR) - incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Form of Deposit Agreement among Sesa Goa Limited and Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder - incorporate by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175), as filed with the SEC on September 11, 2013.

2.3	Specimen share certificate (effective as of November 30, 2006) - incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-33175) as filed with the SEC on November 30, 2006.

4.1	Vedanta Resources plc Long-Term Incentive Plan - incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2**	Vedanta Resources plc Employee Share Ownership Plan (“ESOP”) 2013

4.3**	Vedanta Resources plc ESOP Scheme 2012

4.4	Relationship Agreement dated December 5, 2003 among Vedanta, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal - incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.5	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal - incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.6	Shared Services Agreement dated December 5, 2003 among Vedanta, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement - incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.7	Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8**	Management Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited

4.9	Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.10**	Representative Office Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited

4.11	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002 - incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.12	Shareholders’ Agreement between Sterlite Industries (India) Limited, GoI and BALCO dated March 2, 2001 - incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002 - incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004 - incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Mining lease between the Government of Rajasthan and HZL dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000 - incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006 - incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005 - incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	$ 125 million Term Facility Agreement between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005 - incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	Rs. 7,000 million Rupee Term Facility Agreement between BALCO as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004 - incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004 - incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004 - incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	Rs. 10,000 million Facility Agreement between BALCO as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003 - incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23**	Information Memorandum dated May 30, 2013 relating to the issue of 5000 rated taxable secured listed redeemable non-convertible debentures of face value of Rs. 10 Lakhs each, aggregating up to Rs. 500 Crore to be issued on a private plcamenet basis in the financial year 2013-14 by BALCO

4.24**	Disclosure document dated July 3, 2013 for private placement of secured, redeemable non-convertible debentures of Rs. 1,000,000 each aggregating up to Rs. 2500 Crores by Sterlite Industries (India) Limited

4.25**	Disclosure document dated July 3, 2013 for Private Placement of Secured, Redeemable Non-Convertible Debentures of Rs. 1,000,000 each aggregating up to Rs. 450 Crores.

4.26**	Disclosure document dated July 3, 2013, for Private Placement of Secured, Redeemable Non-Convertible Debenture of Rs. 100,000 each aggregating up to Rs. 750 Crores.

4.27**	Common Rupee Loan Agreement dated December 27, 2013 among Sesa Sterlite Limited as Borrower, the Banks and Financial Institutions set forth in Part A Schedule I, as Rupee Lenders, Axis Bank Limited, as Lenders’ Agent and Axis Trustee Services Limited as Security Trustee.

4.28**	Term Loan Agreement dated November 28, 2013 between Sesa Sterlite and Canara Bank.

4.29**	US$100,000,000 Facility Agreement dated June 20, 2008 between Vedanta Aluminium Limited as Borrower, ICICI Bank Limited as Arranger, The Banks and Financial Institutions (listed in Schedule 1) as Original Lenders and ICICI Bank Limited as Agent.

4.30**	Facility Agreement dated April 5, 2011 between Vedanta Aluminium Limited as Borrower, The Banks and Financial Institutions Set Forth in Schedule I as the Rupee Lenders and State Bank of India as the Issuing Bank and Facility Agent.

4.31**	Amendment and Restatement Agreement dated June 27, 2011 relating to the $500,000,000 Intercompany Loan Facility Agreement dated July 6, 2009 between Vedanta Aluminium as the borrower and Welter Trading Limited as the original lender and Axis Bank Limited, Hong Kong Branch as agent and Security Trustee under the Amended and Restated Facility Agreement

4.32**	$50,000,000 Facility Agreement dated January 8, 2013 among Vedanta Aluminium as the original borrower, Sterlite Industries (India) Limited as guarantor, AXIS Bank Limited, Hong Kong Branch as arranger, as original lender and as agent and AXIS Bank Limited as security trustee

4.33**	$1,200,000,000 Facility Agreement dated May 15, 2013 for Vedanta with Twin Star Mauritius Holdings Limited as borrower arranged by Bank of America, N.A., Barclays Banl Plc, Citigroup Global Markets Asia Limited, J.P. Morgan Chase Bank N.A., Singapore Branch, The Royal Bank of Scotland Plc and Standard Chartered Bank and Standard Chartered Bank (mauritius) Limited acting as account bank and Standard Chartered Bank acting as agent and security agent

4.34	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003 - incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.35	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005 - incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.36	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005 - incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.37	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004 - incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.38	Frame Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2004, as amended on July 1, 2004 - incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.39	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2005 - incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.40	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006 - incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.41	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003 - incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.42**	Agreement between Sesa Goa Limited and Navin Agarwal dated August 17, 2013

4.43	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006 - incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.44	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008 - incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.45	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.46	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.47	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited - incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.48	Specialty Deed between CMT, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.49	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on February 8, 2007.

4.50	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999 - incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.51	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999 - incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.52	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.53	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.54	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.55	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures - incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.56	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin

Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc. and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.57	10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008 - incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.58	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.59	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.60	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.61	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (U.S.A), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants - incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.62	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited - incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.63	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility - incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.64	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited - incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.65	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility - incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.66	Rs. 55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited as security trustee and the lenders named therein - incorporated by reference to Exhibit 4.51 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.67	$ 140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited as lender, and the State Bank of India as facility agent - incorporated by reference to Exhibit 4.52 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.68	Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent - incorporated by reference to Exhibit 4.53 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.69	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures - incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.70	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.71	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator - incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.72	Second Supplemental Indenture dated October 29, 2009, between Sesa Goa Limited and Wilmington Trust Company as trustee and Citibank N.A., as securities administrator - incorporated by reference to Exhibit 99.2 to the Form 6-K (File 001-33175) of Sesa Sterlite Limited, as filed with the SEC on September 11, 2013.

4.73**	Trust Deed dated October 30, 2009 between Sesa Goa Limited and Citicorp International Limited for the $500,000,000 5.0% Convertible Bonds due 2014 convertible into Shares of Sesa Goa Limited

4.74	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta and Sterlite Industries (India) Limited both dated March 29, 2005 - incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.75	Outsourcing Services Agreement dated April 1, 2010 between Vedanta and Sterlite Industries (India) Limited - incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.76**	Outsourcing Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited

4.77	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta. incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.78	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by BALCO from DBS Bank Limited for $ 50 million - incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.79	Letter of Credit Facility Agreement dated August 30, 2010 obtained by TSPL from ICICI Bank for Rs. 10,000 million - incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.80	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited - incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.81	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of TSPL - incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.82	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta as an amendment to the Share Purchase Agreement dated May 9, 2010 - incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.83	Letter of Credit Facility Agreement dated December 18, 2010 obtained by BALCO from ICICI Bank for Rs. 2.50 billion - incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.84	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan - incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.85	Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan.

4.86**	Service Agreement dated April 1, 2014 between Sesa Sterlite Limited and Mr. Din Dayal Jalan

8.1**	List of subsidiaries of Sesa Sterlite Limited.

11.1	Sterlite Industries (India) Limited - Code of Business Conduct and Ethics as amended till November 2011 incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for fiscal 2012 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on May 25, 2012.

11.2**	Sesa Sterlite Limited - Code of Business Conduct and Ethics as revised and approved by the board on January 28, 2014

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Independent Registered Public Accounting Firm.

15.2**	Reserves evaluation report dated June 12, 2014 by DeGolyer and MacNaughton.

15.3**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2014 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited.

15.4**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2013 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited.

15.5**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2012 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited.

15.6**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2011 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited.

**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: August 15, 2014

SESA STERLITE LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Sesa Sterlite Limited

Panaji, Goa, India

We have audited the accompanying consolidated statements of financial position of Sesa Sterlite Limited and subsidiaries (the “Company”) as of March 31, 2014 and 2013, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2014, all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sesa Sterlite Limited and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2014, also comprehended the translation of Indian Rupees amounts into United States dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of the readers.

As discussed in Note 1, the consolidated financial statements have been retroactively adjusted to reflect the Reorganisation Transactions which were accounted for in accordance with the Company’s accounting policy for business combinations under common control as described in Note 3(D) to the consolidated financial statements.

/s/ Deloitte Haskins & Sells LLP
Deloitte Haskins & Sells LLP
Gurgaon, India
August 15, 2014

SESA STERLITE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,		2012	2013	2014	2014
	Notes	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million) (Note 2)

Revenue	4	598,116	722,303	725,243	12,087.4

Cost of sales		(435,993)	(556,663)	(557,900)	(9,298.3)

Gross profit		162,123	165,640	167,343	2,789.1

Other operating income		2,252	3,791	4,541	75.7

Distribution expenses		(32,151)	(16,430)	(12,127)	(202.1)

Administration expenses		(24,699)	(23,490)	(32,229)	(537.2)

Operating profit		107,525	129,511	127,528	2,125.5

Investment and other income	5	23,583	34,931	42,165	702.8

Finance and other costs	6	(46,323)	(54,716)	(72,821)	(1,213.7)

Share in consolidated profit of associate	9	4,404	—	—	—

Profit before tax		89,189	109,726	96,872	1,614.6

Income tax expense	7	(7,710)	7,502	(34,646)	(577.4)

Profit for the year		81,479	117,228	62,226	1,037.2

Profit attributable to:

Equity holders of the parent		51,811	62,363	15,466	257.8

Non-controlling interests		29,668	54,865	46,760	779.4

Profit for the year		81,479	117,228	62,226	1,037.2

Earnings per share	28

Basic		17.47	21.03	5.22	0.1

Diluted		17.47	21.03	5.22	0.1
Weighted average number of equity shares used in computing earnings per share

Basic		2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Diluted		2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

The accompanying notes are an integral part of these consolidated financial statements.

The Group’s (Refer note 1- Group overview) consolidated statements of profit or loss are presented disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses presented by nature are in Note 33 (c).

The Group’s consolidated statements of profit or loss for the years ended March 31, 2012 and 2013 have been retroactively adjusted (referred to as “recast” in the consolidated financial statements) to give effect of common control transaction [Refer Note 1 and 3 (D)].

SESA STERLITE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million) (Note 2)

Profit for the year	81,479	117,228	62,226	1,037.2
Other comprehensive (loss)/ income, net of tax:
Items that will not be reclassified subsequently to profit or loss

Re-measurement of defined benefit obligation	(221)	(346)	(98)	(1.6)
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	223	24,184	44,250	737.5

Gain/(loss) on available-for-sale financial investments	(7,039)	(512)	(1)	—

Cash flow hedges*#	(4,968)	3,723	41	0.6
Reclassification of available-for-sale financial investment to profit or loss	8,240	(770)	(116)	(1.9)

Total other comprehensive (loss)/income for the year, net of income tax	(3,765)	26,279	44,076	734.6

Total Comprehensive Income	77,714	143,507	106,302	1,771.8

Total Comprehensive Income attributable to:

Equity holders of the parent	51,356	69,757	27,582	459.8

Non-controlling interests	26,358	73,750	78,720	1,312.0

	77,714	143,507	106,302	1,771.8

*	Refer to Note 7 for tax related to each component of other comprehensive income/ (loss)
#	Refer to Note 33(a) for amounts reclassified into profit or loss for the year out of other comprehensive income/ (loss)

The accompanying notes are an integral part of these consolidated financial statements.

The Group’s consolidated statements of comprehensive income for the years ended March 31, 2012 and 2013 have been recast to give effect of common control transaction [Refer Note 1 and 3 (D)].

SESA STERLITE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As at		April 1, 2012	March 31, 2013	March 31, 2014	March 31, 2014
	Notes	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment	8a	1,112,888	1,124,501	1,114,511	18,575.2
Exploratory and evaluation assets	8b	514,521	547,131	617,570	10,292.9
Other intangible assets	8c	355	6,675	6,984	116.4
Leasehold land prepayments		1,718	2,740	3,645	60.8
Deferred tax assets	7	21,995	45,707	73,082	1,218.0
Financial assets investments	11	10,124	112	111	1.9
Derivative financial assets		894	—	—	—
Current tax asset- non-current		11,989	23,404	22,616	376.9
Other non-current assets	12	16,911	10,521	12,815	213.6

Total non-current assets		1,691,395	1,760,791	1,851,334	30,855.7

Current assets
Inventories	13	70,929	95,831	92,788	1,546.5
Current tax asset		3,718	—	4,729	78.8
Trade and other receivables	14	100,737	131,527	96,415	1,606.9
Financial assets investments	11	—	1,100	—	—
Short term investments	15	270,692	408,171	518,015	8,633.6
Derivative financial assets	24	5,540	1,057	3,235	53.9
Restricted cash and cash equivalents	16	154	706	2,463	41.1
Cash and cash equivalents	17	65,270	15,199	12,960	216.0

Total current assets		517,040	653,591	730,605	12,176.8
Assets held for sale		1,249	—	—	—
Total assets		2,209,684	2,414,382	2,581,939	43,032.5

LIABILITIES
Current liabilities
Short-term borrowings	18	129,928	178,413	161,728	2,695.5
Acceptances	19	47,560	79,486	90,718	1,512.0
Trade and other payables	20	130,488	157,194	181,661	3,027.7
Derivative financial liabilities	24	1,057	2,398	7,550	125.8
Retirement benefits		187	266	313	5.2
Provisions	21	921	792	1,126	18.8
Current tax liabilities		1,527	5,417	6,278	104.6

Total current liabilities		311,668	423,966	449,374	7,489.6

Net current assets		205,372	229,625	281,231	4,687.2

Non-current liabilities
Long-term borrowings	18	546,704	523,038	547,375	9,122.9
Deferred tax liabilities	7	268,099	252,166	289,869	4,831.2
Retirement benefits	23	1,696	1,904	1,696	28.3
Provisions	21	13,226	15,570	17,061	284.4
Derivative financial liabilities		754	1,289	1,645	27.4
Other non-current liabilities	22	8,751	13,180	12,576	209.6

Total non-current liabilities		839,230	807,147	870,222	14,503.8

Total liabilities		1,150,898	1,231,113	1,319,596	21,993.4

Net assets		1,058,786	1,183,269	1,262,343	21,039.1

EQUITY
Share capital	26	2,965	2,965	2,965	49.4
Securities premium		200,010	200,010	200,010	3,333.5
Other components of equity		3,393	10,978	23,164	386.1
Retained earnings		414,441	466,656	473,431	7,890.5

Equity attributable to equity holders of the parent		620,809	680,609	699,570	11,659.5
Non-controlling interests		437,977	502,660	562,773	9,379.6

Total Equity		1,058,786	1,183,269	1,262,343	21,039.1

The accompanying notes are an integral part of these consolidated financial statements.

Group’s consolidated statements of financial position as at April 1, 2012 and March 31, 2013 have been recast to give effect of common control transaction [Refer Note 1 and 3 (D)].

SESA STERLITE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2012	2013	2014	2014
	Rs. in million (recast)	Rs. in million (recast)	Rs. in million	(US dollars in million) (Note 2)
Cash flows from operating activities
Profit for the year	81,479	117,228	62,226	1,037.2
Adjustments to reconcile profit to net cash provided by operating activities:
Income tax expense recognised in profit or loss	7,710	(7,502)	34,646	577.4
Depreciation and amortization	61,111	117,103	121,887	2,031.5
Impairment of property, plant and equipment	—	—	3,541	59.0
Provision for doubtful debts/advances	258	(8)	2,494	41.6
Unsuccessful exploration costs written off	709	2,822	653	10.9
Fair value gain on financial assets held for trading	(10,552)	(14,935)	(24,647)	(410.8)
Gain on sale of financial asset investments	—	(770)	(116)	(1.9)
Loss/ (Profit) on sale of fixed asset, net	92	(635)	327	5.5
Share in consolidated profit of associate	(4,404)	—	—	—
Exchange loss/(gains), net	10,426	25,482	19,512	325.2
Gain on fair valuation of conversion option	(4,255)	(1,438)	(61)	(1.0)
Interest and dividend income	(13,031)	(19,226)	(17,402)	(290.0)
Interest expense	34,375	52,346	60,462	1,007.7
Loss recognised upon consolidation of subsidiary	3,545	—	—	—
Changes in assets and liabilities:
(Increase)/ decrease in trade and other receivables	28,213	35,198	(8,841)	(147.3)
(Increase)/ decrease in inventories	2,184	(25,125)	3,402	56.7
Decrease /(increase) in other current and non-current assets	(18,624)	3,877	9,710	161.8
Increase/(Decrease) in trade and other payable	(47,581)	7,223	(2,694)	(44.9)
(Decrease)/increase in other current and non-current liabilities	(3,172)	(23,611)	(8,655)	(144.2)
Proceeds from short-term investments	1,185,908	792,246	1,174,250	19,570.8
Purchases of short-term investments	(1,101,536)	(858,117)	(1,294,912)	(21,581.9)

Cash generated from operations	212,855	202,158	135,782	2,263.3
Interest paid	(36,668)	(48,918)	(49,625)	(827.1)
Interest received	8,615	3,051	16,678	278.0
Dividends received	2,230	1,802	67	1.1
Income tax paid	(32,968)	(60,983)	(46,703)	(778.4)

Net cash from operating activities	154,064	97,110	56,199	936.9

Cash flows from investing activities
Purchases of property, plant and equipment (including intangibles)	(98,247)	(80,194)	(80,053)	(1,334.2)
Proceeds from sale of property, plant and equipment	897	150	3,864	64.4
Expenditure on Exploration and Evaluation assets	(2,998)	(5,127)	(15,256)	(254.3)
Loans repaid by related parties	64	909	1,512	25.2
Loans to related parties	(10,307)	(26,457)	(4,985)	(83.1)
Proceeds from short-term deposits	133,977	142,465	696,833	11,613.9
Purchases of short-term deposits	(111,929)	(193,032)	(653,889)	(10,898.1)
Proceed from sale of available for sale financial assets	—	8,662	1,100	18.3
Refund of purchase consideration in BMM acquisition	436	—	—	—
Purchase of investment[1]	(7,158)	—	—	—
Acquisition of subsidiaries (including acquisition expenses, net of cash acquired)[2]	(389,559)	—	—	—

Net changes in restricted cash and cash equivalents	(115)	(552)	(1,757)	(29.3)

Net cash used in investing activities	(484,939)	(153,176)	(52,631)	(877.2)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	15,526	(653)	(8,275)	(137.9)
Proceeds from acceptances	181,821	208,765	207,344	3,455.7
Repayment of acceptances	(175,413)	(179,656)	(197,000)	(3,283.3)
Proceeds from other short-term borrowings	173,504	200,422	266,446	4,440.8
Repayment of other short-term borrowings	(164,192)	(205,483)	(332,337)	(5,539.0)
Proceeds from long-term borrowings	228,279	52,084	153,323	2,555.3
Repayment of long-term borrowings	(88)	(48,450)	(152,264)	(2,537.9)
Loans from related parties	161,538	10,069	90,087	1,501.4
Loans repaid to related parties	(29,791)	(15,527)	(5,628)	(93.8)
Acquisition of non-controlling interests in a subsidiary	—	(1,835)	—	—
Deemed dividend[1]	(616)	—	—	—
Payment of dividends to equity holders of the parent, including dividend tax	(13,383)	(9,557)	(8,785)	(146.4)
Payment of dividends to non-controlling interests, including dividend tax	(4,338)	(8,915)	(18,271)	(304.5)
Proceeds from issue of shares at a subsidiary	438	591	145	2.4
Payment for buyback of shares at subsidiary [including buyback expenses]	—	—	(1,065)	(17.7)
Purchase of erstwhile SIIL shares[3]	(2,579)	—	—	—

Net cash provided/(used in) from financing activities	370,706	1,855	(6,280)	(104.9)

Effect of exchange rate changes on cash and cash equivalents	1,045	4,140	473	7.9
Net (decrease)/increase in cash and cash equivalents	40,876	(50,071)	(2,239)	(37.3)
Cash and cash equivalents at the beginning of the year	24,394	65,270	15,199	253.3
Cash and cash equivalents at the end of the year[4]	65,270	15,199	12,960	216.0
Supplementary disclosure of non-cash investing activities:

Payables for purchase of property, plant and equipment (including Exploratory and evaluation assets)	63,357	78,474	88,678	1,478.0

The accompanying notes are an integral part of these consolidated financial statements.

The Group’s consolidated statements of cash flows for the years ended March 31, 2012 and 2013 have been recast to give effect of common control transaction [Refer Note 1 and Note 3 (D)]

1.	Refer note no 5(2)
2.	(a)

Comprises cash paid for acquisition of Cairn Rs. 419,451 million, GEL Rs. 470 million and WCL Rs 4,112 million during the fiscal year 2012. The amount of cash and cash equivalents in these companies on the dates of acquisition was Rs. 34,474 million.

(b)	Acquisition of subsidiaries includes current assets of Rs 104,597 million, non-current assets of Rs 896,606 million, current liabilities of Rs. 56,967 million and non-current liabilities of Rs. 243,333 million.
3.	Represents acquisition of erstwhile SIIL shares by the MALCO through open market transactions.
4.	For composition refer Note 17
5.	Assignment of loan receivables from related parties against loan payable to a related party amounting to US$ 916.2 million (Rs. 55,431 million) has been considered as non cash item.

SESA STERLITE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non-controlling interests	Total

Balance as at April 1, 2011(recast)	2,965	200,010	1,625	246	1,807	377,555	584,208	109,703	693,911
On account of acquisition during the year[1]	—	—	—	—	—	—	—	304,973	304,973
Profit for the year	—	—	—	—	—	51,811	51,811	29,668	81,479
Exchange differences on translation of foreign operations	—	—	3,491	—	—	—	3,491	(3,268)	223
Movement in available for sale financial investments	—	—	—	(7,039)	—	—	(7,039)	—	(7,039)
Reclassified to consolidated statement of profit or loss	—	—	—	8,240	—	—	8,240	—	8,240
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	(4,977)	—	(4,977)	9	(4,968)
Re-measurement of defined benefit obligation	—	—	—	—	—	(170)	(170)	(51)	(221)

Total comprehensive income for the period	—	—	3,491	1,201	(4,977)	51,641	51,356	26,358	77,714

Deemed Dividend (Refer Note 5)	—	—	—	—	—	(616)	(616)	—	(616)

Change in Non-controlling interests	—	—	—	—	—	(756)	(756)	1,281	525
Dividend paid including tax on dividend	—	—	—	—	—	(13,383)	(13,383)	(4,338)	(17,721)

Balance as at March 31, 2012 (recast)	2,965	200,010	5,116	1,447	(3,170)	414,441	620,809	437,977	1,058,786

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non- controlling interests	Total

Balance as at April 1, 2012 (recast)	2,965	200,010	5,116	1,447	(3,170)	414,441	620,809	437,977	1,058,786

Profit for the year	—	—	—	—	—	62,363	62,363	54,865	117,228
Exchange differences on translation of foreign operations	—	—	5,310	—	—	—	5,310	18,874	24,184
Movement in available for sale financial investments	—	—	—	(553)	—	—	(553)	41	(512)

Reclassified to consolidated statement of profit or loss		—	—	(770)	—	—	(770)	—	(770)
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	3,632	—	3,632	91	3,723

Re-measurement of defined benefit obligation	—	—	—	—	—	(225)	(225)	(121)	(346)

Total comprehensive income for the period	—	—	5,310	(1,323)	3,632	62,138	69,757	73,750	143,507

Adjustment for amount transferred to initial carrying amount of property, plant and equipments, net of tax	—	—	—	—	(34)	—	(34)	(12)	(46)
Change in non-controlling interests	—	—	—	—	—	(366)	(366)	(140)	(506)

Dividend paid including tax on dividend	—	—	—	—	—	(9,557)	(9,557)	(8,915)	(18,472)

Balance as at March 31, 2013 (recast)	2,965	200,010	10,426	124	428	466,656	680,609	502,660	1,183,269

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non- controlling interests	Total

Balance as at April 1, 2013 (recast)	2,965	200,010	10,426	124	428	466,656	680,609	502,660	1,183,269

Profit for the year	—	—	—	—	—	15,466	15,466	46,760	62,226
Exchange differences on translation of foreign operations	—	—	12,101	—	—	—	12,101	32,149	44,250
Movement in available for sale financial investments	—	—	—	(1)	—	—	(1)	—	(1)

Reclassified to consolidated statement of profit or loss	—	—	—	(75)	—	—	(75)	(41)	(116)
Re-measurement of defined benefit obligation	—	—	—	—	—	(70)	(70)	(28)	(98)
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	161	—	161	(120)	41

Total comprehensive income for the period	—	—	12,101	(76)	161	15,396	27,582	78,720	106,302

Change in Non-controlling interests	—	—	—	—	—	164	164	(336)	(172)

Dividend paid including tax on dividend	—	—	—	—	—	(8,785)	(8,785)	(18,271)	(27,056)

Balance as at March 31, 2014	2,965	200,010	22,527	48	589	473,431	699,570	562,773	1,262,343

Balance as at March 31, 2014 (in US dollars in million)	49.4	3,333.5	375.5	0.8	9.8	7,890.5	11,659.5	9,379.6	21,039.1

1	Relates to acquisition of Cairn India Limited and Western Clusters Limited
*	Refer to Note 7 for tax related to each component of other comprehensive income/(loss)
#	Refer to Note 33(a) for amounts reclassified into profit or loss for the year out of other comprehensive income/(loss)

Statement of Changes in equity for the years ended March 31, 2012 and 2013 have been recast to give effect of common control transaction [Refer Note 1 and 3 (D)].

SESA STERLITE LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Group overview

Sterlite Industries (India) Limited (“SIIL”) and its consolidated subsidiaries (collectively, “Sterlite”) were principally engaged in non-ferrous metals and mining in India, Australia, Namibia, South Africa and Ireland. Sterlite is also in the business of commercial power generation and port operations in India. SIIL was incorporated on September 8, 1975 under the laws of the Republic of India and had its registered office at Tuticorin, Tamilnadu. SIIL’s shares were listed on NSE Limited and BSE Limited in India. In June 2007, SIIL completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of an additional 131,906,011 ADSs, each currently representing four equity shares, which were listed on the New York Stock Exchange.

Consolidation and Re-organisation of Sesa Goa Limited (“Sesa Goa”), SIIL, Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”) and The Madras Aluminium Company Limited (“MALCO”) to form Sesa Sterlite Limited (‘SSL’ or ‘the Company’), and transfer of Vedanta’s shareholding in Cairn India Limited to SSL.

On February 25, 2012, Vedanta Resources Plc (“Vedanta”), the ultimate parent company of SIIL, Sesa Goa, Vedanta Aluminium, Sterlite Energy, and MALCO announced an all-share merger of Vedanta’s majority owned subsidiaries Sesa Goa and Sterlite to create merged entity SSL and a consolidation of various subsidiaries held within Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organisation Transactions” consisting of the “Amalgamation and Re-organisation Scheme” and the “Cairn India Limited Consolidation”). The Re-organisation Transactions were executed during the year ended March 31, 2014 and the name of the merged entity has been changed to Sesa Sterlite Limited with effect from September 18, 2013.

Sesa Goa has furnished to the Securities and Exchange Commission (“SEC”) a notice as required by Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which states that Sesa Goa is the successor issuer to Sterlite under the Exchange Act and that the equity shares of Sesa Goa with a par value of Re. 1 each (“Sesa Goa Shares”) will be traded in the United States in the form of American Depositary Shares (“ADSs”), each ADSs representing four Sesa Goa Shares (the “Sesa Goa ADSs”) and such ADSs are deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act.

The Amalgamation and Re-organisation Scheme

The Amalgamation and Re-organisation Scheme has been sanctioned by the Honorable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013. The Amalgamation and Re-organisation Scheme was made effective in the month of August 2013.

In accordance with the Amalgamation and Re-organisation Scheme

i.	SIIL merged with and into Sesa Goa (which has been renamed as Sesa Sterlite Limited) through the issue of Sesa Goa shares to SIIL shareholders (other than MALCO) on a three for five basis resulting in the issue of 1,944,874,125 Sesa Goa shares to SIIL shareholders. The holders of SIIL ADSs received three Sesa Goa ADSs for every five existing Sterlite ADSs. The outstanding convertible bonds have become convertible bonds of Sesa Goa with equivalent rights and obligations;

ii.	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

iii.	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a seven for ten basis, resulting in the issue of 78,724, 989 Sesa Goa shares to the shareholders of MALCO and consequently, MALCO’s holding in SIIL was cancelled;

iv.	Sterlite Energy merged with and into Sesa Goa for no consideration;

v.	Vedanta Aluminium’s aluminium business demerged from Vedanta Aluminium and merged with and into Sesa Goa for no consideration. The name of Vedanta Aluminium has been changed to Malco Energy Limited with effect from 24 October 2013; and

vi.	Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which held Vedanta’s 70.5% ownership interest in Vedanta Aluminium, merged with and into Sesa Goa through the issue of Sesa Goa shares to Ekaterina Limited on a one for twenty five basis resulting in issue of 72,304,334 of Sesa Goa shares. SIIL held the remaining 29.5% of the shares of Vedanta Aluminium and upon this concurrent amalgamation scheme becoming effective, Vedanta Aluminium became a wholly-owned subsidiary of SSL.

The name of the merged entity has been changed to Sesa Sterlite Limited with effect from September 18, 2013. SSL has its registered office at Panjim in State of Goa in India.

The Sesa Sterlite Limited’s shares are listed in India on the Bombay Stock Exchange and the National Stock Exchange. In connection with the merger of SIIL into Sesa Goa to form SSL, SSL has established an ADS facility and its ADSs are now listed on the New York Stock Exchange.

Cairn India Limited Consolidation

Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (“BFL”), a wholly owned subsidiary of the Sesa Goa and Vedanta Resources Holdings Limited (“VRHL”), BFL acquired 38.68% shareholding in Cairn India Limited and an associated debt of USD 5,998 million by way of acquisition of Twinstar Energy Holding Limited (‘TEHL’), for a nominal cash consideration of USD 1 on a closing date which was to be mutually agreed by purchaser and seller. Closing date was determined as August 26, 2013. Consequently ,TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) (“Cairn”) have become subsidiaries of Sesa Goa.

Acquisition of power assets

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and SSL, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90 MW operational and 210 MW under development) at Lanjigarh, has been purchased by SSL at a consideration of Rs. 28,929 million.

Accounting for the Re-organisation Transaction

SIIL, its wholly owned subsidiary Sterlite Energy, Vedanta Aluminium, Sesa Goa, MALCO and Cairn were all subsidiaries of Vedanta, the ultimate holding company. Accordingly, the entire Re-organisation Transactions falls within the purview of the common control business combination transactions. The accounting policies described in Note 3(D) requires that financial statements of the combined entity Sesa Sterlite to be presented on a combined basis retrospectively as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control where such a date is later) and accordingly the financial information for the fiscal years ended March 31, 2012 and 2013 have been recast giving effect to the Re-organisation Transactions. The financial statements of Cairn is consolidated from December 8, 2011, the date of its acquisition by Vedanta.

An additional consolidated statement of financial position as at April 1, 2012 has been presented as the retrospective presentation of the Re-organisation Transaction has a material effect on the information reported in the consolidated statement of financial position as at that date.

Business Overview

Post the effectiveness of the series of Re-organisation Transactions, Sesa Sterlite Limited and its consolidated subsidiaries (collectively, the “Group” or “Sesa Sterlite”) is a diversified natural resource company engaged in exploring extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. The Group is also in the business of commercial power generation and port operations in India.

SSL is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which in turn are wholly-owned subsidiaries of Vedanta, a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star, Finsider, West Globe and Welter held 42.0%, 13.5%, 1.5% and 1.3% respectively of SSL equity as at March 31, 2014.

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2014. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, seven sulphuric acid plants, a silver refinery and six captive power plants in the State of

Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh consisting of a zinc smelter and a sulphuric acid plant which were suspended since the last quarter of fiscal 2012, has been discontinued during the year.

The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at March 31, 2014.

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil & gas, in which the Group has 58.8 % interest as at March 31, 2014. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

The Group’s iron ore business is wholly owned by SSL and by Sesa Resources Limited, a wholly owned subsidiary of SSL and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group and the Sonshi group of mines in state of Goa and Narrain mines situated at state of Karnataka in India. The business also has a Met Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. The Group’s iron ore business is also comprised of Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Group’s copper business is owned and operated by SSL, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE. The operations of Mt Lyell copper mine was suspended in January 2014 following a mud slide incident. Subsequent to the year end, the operations at Mt Lyell copper mine have been put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014.

The Group’s aluminium business is owned and operated by SSL and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March 31, 2014. SSL aluminium operations include a refinery and a 90 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Odisha in India. SSL aluminium is also setting up 1.25 million tonnes smelter at Jharsuguda and the refinery expansion project being set up at Lanjigarh is currently on hold. BALCO’s operations include two bauxite mines, two power plants (of which one is being used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Group’s power business is owned and operated by SSL and by Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of SSL which are engaged in the power generation business in India. SSL power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Odisha in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. The Power business also includes the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba and 106.5 MW power plant at Malco Energy Limited (“MEL”) situated at Mettur Dam in the State of Tamil Nadu in southern India.

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 74% interest. Vizag port project includes the mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

These consolidated financial statements of the Group were authorized for issuance by SSL board of directors on August 15, 2014.

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

Basis of measurement

The consolidated financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments which are remeasured at fair values at the end of each reporting period as explained in the accounting policies below.

Application of new and revised standards:

The Group has adopted, with effect from April 1, 2013, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the financial statements.

The following new accounting Standards and amendments became effective in the current reporting period:

IAS 1: Presentation of items of other comprehensive income (Amended)

This amendment to IAS 1 requires entities to make additional disclosures in other comprehensive income such that they can be grouped into two categories (a) items which can be reclassified in the consolidated statements of profit or loss at a future period and (b) items that will not be reclassified in future period when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. These amendments have been applied retrospectively and affected the presentation of items of comprehensive income and had no impact on the financial performance of the Group.

IAS 19 (Revised 2011): Employee benefits

The IAS 19 (Revised 2011) Employee benefits has introduced amendments to the accounting for defined benefits plans and termination benefits. It requires all actuarial gains and losses arising on defined benefits plans to be recognised immediately in other comprehensive income and requires the expected return on plan assets which is recognised in the consolidated statements of profit or loss to be calculated based on the rate used to discount the defined benefit obligation. This differs from the Group’s previous policy which was to charge any actuarial gains and losses to the consolidated statements of profit or loss. Hence the Group has recognised all actuarial gains and losses arising from defined benefits plans in other comprehensive income. The Group has calculated the expected return on plan assets based on the discount rate applied for defined benefit obligation. The amendments also include a revised definition of short-term and long-term benefits to employees and revised criteria for termination benefits.

The group has applied the standard retrospectively in accordance with the transitional provisions. The adoption of amendments in IAS 19 (Revised 2011) have not significantly impacted the consolidated financial statements.

IFRIC 20: Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 specifies the accounting for costs associated with waste removal (stripping) during the production phase of a surface mine. When the benefit from the stripping activity is realised in the current period, the stripping costs are accounted for as the cost of inventory. When the benefit is the improved access to ore in future periods, the costs are recognised as a non-current asset, if certain criteria are met. After initial recognition and once the production begins, the stripping activity asset is depreciated on a systematic basis (unit of production method) over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

In accordance with the requirements of IFRIC 20, the Group has applied this interpretation for production stripping costs occurring on or after the beginning of the earliest period presented, with any previously recognised stripping asset balance to be reclassified as part of an existing asset to which the stripping activity relates and where there remains an identifiable component of the associated ore body. As a result of adoption of IFRIC 20, the two key changes to the Group’s existing accounting policy was the recognition of the production stripping cost as an assets upon initial recognition and its depreciation based on unit of production basis compared to recognising the stripping cost in the statements of profit or loss. Accordingly, the application of IFRIC 20 has resulted in an increase in capitalisation of stripping costs and depreciation and consequential adjustment to cost of sales and inventories.

IFRIC 20 has impacted the accounting for production stripping at HZL’s Rampura Agucha Mine and SSL’s iron ore mining at Goa. Application of IFRIC 20 has resulted in an adjustment to increase the stripping asset by Rs. 314 million, Rs 939 million and Rs 792 million ($13.2 million) and with a corresponding increase in profit after tax by Rs. 206 million, Rs 563 million and Rs 540 million ($9.0 million) for the year ended March 31, 2012, March 31, 2013 and March 31, 2014 respectively.

IFRS 7: Disclosure-Offsetting financial assets and financial liabilities

IFRS 7 requires additional disclosures in connection with assets and liabilities which are offset under a master netting agreement or similar agreement. The amendments to IFRS 7 have not impacted the Group’s financial statements, as the group does not have any offsetting arrangement in place.

IFRS 10: Consolidated financial statements

IFRS 10 provides a single basis for the preparation and presentation of consolidated financial statements regardless of the nature of the investee and that basis is control. The investor controls an investee when it has power over the investee or is exposed to, or has rights to variable returns from its involvement with the investee and has ability to affect those returns through its power over the investee. This definition replaces the previous guidance on control and consolidation under IAS 27 (Separate Financial Statements) and Standing Interpretations Committee (“SIC”) 12 (Consolidation-Special Purpose Entities). IFRS 10 does not have any impact on the financial statements of the Group.

IFRS 11: Joint arrangements

IFRS 11 (Joint Arrangements) replaced IAS 31 (Interest in Joint Ventures) and SIC 13 (Jointly Controlled Entities- Non-monetary Contributions by Venturers), and requires investments in joint arrangements to be classified as either joint ventures or joint operations based on the rights and obligations of the parties to the arrangement. In a joint venture, the parties sharing joint control of the arrangement have rights to the net assets and must account for their interests in the arrangement using the equity method. In a joint operation, the parties have rights to the assets and obligations for the liabilities and must account for the assets and liabilities, revenues and expenses for which they have rights or obligations in accordance with IFRS, including their share of such items held or incurred jointly. The standard removes the option to account for joint ventures using proportionate consolidation and instead joint arrangements that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 does not have any impact on the financial statements of the Group.

IFRS 12: Disclosure of interest in other entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, and an associate or unconsolidated structured entities. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature and risk associated with the interest in other entities. These disclosures are set out in Note 10 to the financial statements for the year ended 31 March 2014.

IFRS 13: Fair value measurement:

IFRS 13 provides for a single framework for measuring fair value for both financial instrument items and non-financial items when such measurements are required or permitted by other standards, except in specified circumstances.

IFRS 13 gives a new definition of fair value for financial reporting purposes, defined as the price that would be received to sell an asset of paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether the price is directly observable or estimated using another valuation technique.

IFRS 13 also requires specific disclosures on fair value measurements. These disclosures extend some of the existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. The application of IFRS 13 has not materially affected the fair value measurements carried out by the Group. The adoption of IFRS 13 resulted in additional disclosure in the financial statements. The impact and disclosures are set out in Note 24 to the financial statements for the year ended March 31, 2014.

Going concern

The consolidated financial statements have been prepared in accordance with the going concern basis of accounting.

Convenience translation

The consolidated financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended 31 March 2014 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 60.00 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on 31 March 2014. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Significant accounting policies

A. Basis of consolidation

Subsidiary:

The consolidated financial statements incorporate the results of SSL and all its subsidiaries, being the entities that it controls. Control is evidenced where the Group has power over the investee or is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity returns.

The financial statements of subsidiaries are prepared for the same reporting year as the parent company. Where necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies in line with accounting policies of the Group.

For non-wholly owned subsidiaries, a share of the profit for the financial year and net assets is attributed to the non-controlling interests as shown in the consolidated statements of profit or loss, consolidated statements of comprehensive income and consolidated statements of financial position.

For acquisitions of additional interests in subsidiaries, where there is no change in control, the Group recognises a reduction to the non-controlling interest of the respective subsidiary with the difference between this figure and the cash paid, inclusive of transaction fees, being recognised in retained earnings. In addition, upon dilution of controlling interests the difference between the cash received from sale or listing of the subsidiary shares and the increase to non-controlling interest is also recognised in retained earnings. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of profit or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, have been eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated unless costs cannot be recovered.

Joint arrangements:

A Joint arrangement is an arrangement of which two or more parties have joint control of a joint operation or joint venture. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the net assets of the arrangement.

The Group has joint operations within its oil and gas segment and participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Group accounts for its share of assets, liabilities, income and expenditure of joint operations in which the Group holds an interest, classified in the appropriate balance sheet and statement of profit or loss headings.

B. Investments in associates

Investments in associates are accounted for using the equity method. An associate is an entity over which the Group is in a position to exercise significant influence over operating and financial policies. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate.

Investment in associates is initially recorded at the cost to the Group and then, in subsequent periods, the carrying value is adjusted to reflect the Group’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of profit or loss and consolidated statements of comprehensive income include the Group’s share of associate’s results, except where the associate is generating losses, share of such losses in excess of the Group’s interest in that associate are not recognized. Losses recognised under the equity method in excess of the Group’s investment in ordinary shares are applied to the other components of the Group’s interest that forms part of Company’s net investment in the associate in the reverse order of their seniority (i.e. priority in liquidation).

Additional losses are provided for, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the associate. Unrealised losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment of the asset transferred.

C. Revenue recognition

Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes, excise duty and other indirect taxes. Revenues from sales are recognised when all significant risks and rewards of ownership of the commodity sold are transferred to the customer and the commodity has been delivered to the shipping agent. Revenues from sale of by-products are included in revenue.

Certain of the Group’s sales contracts provide for provisional pricing based on the price on The London Metal Exchange (“LME”), as specified in the contract, when shipped. Final settlement of the price is based on the applicable price for a specified future period. The Group’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represent the Group’s share of oil, gas and condensate production, recognised on a direct entitlement basis, and tariff income received for third party use of operating facilities and pipelines in accordance with agreements.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

When the Group acts as a port operator, revenues and costs relating to each construction contract of service concession arrangements are recognised over the period of each arrangement only to the extent of costs incurred that are probable of recovery. Revenues and costs relating to operating phase of the port contract are measured at the fair value of the consideration received or receivable for the services provided.

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

Excess of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the consolidated statements of profit or loss in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

The Group makes adjustments to the provisional fair value amounts recognised at the date of acquisition to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognised as of that date. The Group applies the measurement period adjustments retrospectively to the consolidated financial statements to reflect the measurement period adjustments as retrospectively recorded on the date of the acquisition as if measurement period adjustments had been recorded initially at the date of acquisition.

Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to consolidated statements of profit or loss in line with IFRS 3.

Common Control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are scoped out of IFRS 3 and there is no authoritative literature for these transactions under IFRS. As a result, the Group adopted accounting principles similar to the pooling-of-interest method based on the predecessor values. The assets and liabilities of the acquired entity are recognised at the book values recorded in the ultimate parent entity’s consolidated financial statements with the exception of certain income tax and deferred tax benefits which have been recognised retrospectively. The components of equity of the acquired companies are added to the same components within Group equity except that any share capital and investments in the books of the acquiring entity is cancelled and the differences, if any, is adjusted in the opening retained earnings. The Company’s shares issued in consideration for the acquired companies are recognised from the date the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior years’ comparative information is only adjusted for periods during which the entities were under common control.

E (a) Property, plant and equipment

(i) Mining properties and leases: The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production (i.e. when the Group determines that the mining property will provide sufficient and sustainable return relative to the risks and the Group decided to proceed with the mine development), all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc. is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

Exploration and evaluation assets are recognized as assets at their cost of acquisition, subject to meeting the commercial production criteria as above and are subject to impairment review on annual basis, or more frequently if indicators of impairment exist.

The stripping cost incurred during the production phase of an surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory.

Deferred stripping cost are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstance, where a property is abandoned, the cumulative capitalised costs relating to the property are written off in the same period.

Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

(ii) Oil and gas assets- (developing/producing assets)

For oil and gas assets a successful efforts based accounting policy is followed. Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the consolidated statements of profit or loss.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment - development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of development/producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the consolidated statements of profit or loss to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

(iii) Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the consolidated statements of profit or loss in the period in which the costs are incurred. Major inspection and overhaul expenditure are capitalised.

(iv) Assets in the course of construction

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

(v) Depreciation

Mining properties and other assets in the course of development or construction and freehold land are not depreciated.

•	Mining properties:

Capitalised mining properties costs are amortised once commercial production commences, as described in “Property, plant and equipment - mining properties”.

•	Oil and gas assets:

All expenditures carried within each field are amortised from the commencement of production on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of commercial reserves at the end of the period plus the production in the period, generally on a field-by-field basis or group of fields which are reliant on common infrastructure.

Commercial reserves are proven and probable oil and gas reserves, which are defined as the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future field development costs required to access commercial reserves. Changes in the estimates of commercial reserves or future field development costs are dealt with prospectively.

•	Other assets:

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

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
— Operations	17-30 years
— Administration	5-58 years
Plant and equipment	3-21 years
Office equipment and fixtures	3-20 years
Motor vehicles	2-11 years

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the consolidated statements of profit or loss if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Group reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change(s) is accounted for as a change in accounting estimate.

(b) Exploratory and evaluation assets

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as Exploratory and evaluation assets (intangible assets) and stated at cost less impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation assets are assessed for impairment and losses, if any, is recognised prior to reclassification. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to are expensed as incurred.

Expenditure incurred on the acquisition of a licence interest is initially capitalised on a licence-by-licence basis. Costs are held, un-depleted, within exploration and evaluation assets until such time as the exploration phase on the licence area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised within “Exploration and evaluation assets” (intangible assets) and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant & equipment - development/producing assets after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the consolidated statements of profit or loss.

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus proceeds are credited to the consolidated statements of profit or loss.

(c) Other intangible assets

Intangible assets arising out of service concession arrangements are accounted for as intangible assets where the Group has a contractual right to charge users of services when the projects are completed and is measured at the cost of such construction services completed. Such assets are amortised on straight line basis over the balance of license period.

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

G. Financial instruments

(i). Non-derivative financial assets

The Group initially recognises loans and receivables and deposits on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial asset investments, short-term investments, cash and cash equivalents, loans and receivables.

(a) Financial asset investments

Financial asset investments are classified as available-for-sale and are recorded at its fair value plus transaction costs that are directly attributable to the acquisition of financial asset investments and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in the consolidated statements of comprehensive income. Upon disposal or impairment of the investments, the gains and losses in other comprehensive income are reclassified into the consolidated statements of profit or loss.

Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

(b) Short-term investments

Short-term investments represent short-term marketable securities and other bank deposits with an original maturity more than three months.

Short-term marketable securities are categorized as held for trading and are initially recognised at fair value with any gains or losses arising on remeasurement recognised in the consolidated statements of profit or loss.

(c) Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at bank and in hand, and short-term deposits which have a maturity of three months or less from the date of acquisition, and are unrestricted as to withdrawal and usage.

(d) Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Trade receivables are stated at their transaction value as reduced by appropriate allowances for estimated irrecoverable amounts.

Loans and other receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate (EIR) method.

(ii) Non-derivative financial liabilities

The Group initially recognises debt securities issued on the date that they are originated. All other financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: Borrowings, Foreign currency convertible notes, trade and other payables.

(a) Borrowings

Interest bearing loans and borrowings are initially recorded at the proceeds received. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the EIR method.

Amortised cost is calculated by taking into account the finance charges, including premiums payable on settlement or redemption and direct issue costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the consolidated statements of profit or loss. The unamortised portion is classified with the carrying amount of debt.

(b) Foreign currency convertible notes

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

Subsequent to initial recognition, the liability component is measured at amortised cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in consolidated statements of profit or loss. The conversion option is presented together with the related liability.

(c). Trade and other payables

Trade and other payables are recognised at their transaction cost, which is its fair value, and subsequently measured at amortised cost.

(iii). Derivative financial instruments

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Group enters into forward, option, swap contracts and other derivative financial instruments. The Group does not hold derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent financial position dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of profit or loss. The cumulative gain or loss previously recognized in the consolidated statements of comprehensive income remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in the consolidated statements of comprehensive income is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in the consolidated statements of comprehensive income is transferred to consolidated statements of profit or loss in the same period that the hedged item affects profit or loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in the consolidated statements of comprehensive income is transferred to consolidated statements of profit or loss.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in the consolidated statements of comprehensive income as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognized in other income/expense in current earnings during the period of change. Under a hedge of a net investment, the cumulative gain or loss remains in the consolidated statements of comprehensive income when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the Group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the consolidated statements of profit or loss as part of the profit on disposal when the net investment in the foreign operation is disposed.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the consolidated statements of profit or loss immediately.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated statements of profit or loss.

H. Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

I. Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short-term investments is also capitalised and deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the year.

All other borrowing costs are recognized in the consolidated statements of profit or loss in the year in which they are incurred.

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

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the consolidated statements of profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in the consolidated statements of comprehensive income is transferred to the consolidated statements of profit or loss on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the consolidated statements of profit or loss. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in the consolidated statements of comprehensive income.

The allowance accounts in respect of trade and other receivables are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the financial asset directly.

Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

Impairment losses are recognized in the consolidated statements of profit or loss. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

K. Government grants

Government grants are not recognised until there is a reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants relating to tangible fixed assets are treated as deferred income and released to the consolidated statements of profit or loss over the expected useful lives of the assets concerned. Other grants are credited to the consolidated statements of profit or loss as and when the related expenditure is incurred.

L. Inventories

Inventories (other than immaterial by-products and scrap) including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income is recognised in the consolidated statements of comprehensive income and not in the consolidated statements of profit or loss.

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

N. Retirement benefit schemes

The Group operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end.

Actuarial gains and losses arising in the year are recognised in full in other comprehensive income and are not recycled to the profit or loss. For defined contribution schemes, the amount charged to the consolidated statements of profit or loss in respect of pension costs and other post-retirement benefits is the contributions payable in the year.

Net interest is calculated by applying a discount rate to the net defined benefit liability or asset at the beginning of the period. Defined benefit costs are split into current service cost, past service cost, net interest cost or income and remeasurement and gains and losses on curtailments and settlements. Current service cost and past service cost, net interest/income is recognised within cost of sales, administrative expenses and distribution expenses.

O. Share based payments

The Company does not have any outstanding share based payments. Vedanta offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of the Company and its subsidiaries. Vedanta recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the consolidated statements of profit or loss.

Certain employees of Cairn receive part of their remuneration in the form of share based transactions, whereby employees render services in exchange for shares or rights over shares (‘equity settled transactions’). The cost of equity-settled transactions with employees is measured at fair value at the date of grant and recognised over vesting period.

P. Provisions for liabilities and charges

Provisions represent liabilities to the Group for which the amount or timing is uncertain. Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in the consolidated statements of profit or loss as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

Q. Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of profit or loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance and other cost in the consolidated statements of profit or loss.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the consolidated statements of profit or loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

R. Foreign currency translation

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is the local currency of the country in which it operates.

In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined. All exchange differences are included in the consolidated statements of profit or loss except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales, which are recognized in the consolidated statements of comprehensive income.

For the purposes of the consolidated financial statements, items in the consolidated statements of profit or loss of those entities for which the Indian Rupees (functional currency of the Company) is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related consolidated statements of financial position are translated at the rates as at the reporting date. Exchange differences arising on translation are recognised in the consolidated statements of comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the consolidated statements of profit or loss.

S. Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of Company by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

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

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

i.	Note 8 and the accounting policy on property, plant and equipment- Mining and oil and gas reserve estimates and useful life of property, plant and equipment and intangible assets.

Oil and gas reserves are estimated on a proved and probable entitlement interest basis. Proven and probable reserves are estimated using standard recognised evaluation techniques. The estimate is reviewed at each financial year end. Future development costs are estimated taking into account the level of development required to produce the reserves by reference to operators, where applicable, and internal engineers. Net entitlement reserves estimates are subsequently calculated using the Group’s current oil price and cost recovery assumptions, in line with the relevant agreements. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could impact the depreciation rates, carrying value of assets and environmental and restoration provisions.

The carrying value of mining property is arrived at by depreciating the assets over the life of the mine, using the unit of production method based on proved and probable reserves. The estimate of reserves is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could thus impact the carrying values of mining properties and environmental and restoration provisions.

ii.	Accounting policy on impairment of assets:

In assessing property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Group’s business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, increase in cost, discount rate, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could have an impact on the carrying value of the assets.

iii.	Carrying value of exploration and evaluation fixed assets:

Where a project is sufficiently advanced the recoverability of IFRS 6 Exploration assets are assessed by comparing the carrying value to internal and operator estimates of the net present value of projects. Exploration assets are inherently judgemental to value and further details on the accounting policy are included in accounting note above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the consolidated statement of profit or loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

iv.	Carrying value of developing / producing oil and gas assets:

The Group performs impairment tests on the Group’s developing / producing oil and gas assets at least annually with reference to indicators in IAS 36. Key assumptions in the impairment models relate to prices that are based on forward curves for two years and the long-term appropriate assumptions thereafter and discount rates that are adjusted to risk to reflect conditions specific to individual assets.

Other key assumptions in the impairment models based on the Group’s expectations are that government approval will be received to further increase production rates and that the Enhanced Oil Recovery programme will be successfully implemented.

v.	Assessment of impairment at Lanjigarh refinery:

The Group has considered that the delay in obtaining regulatory approval for the expansion of the alumina refinery at Lanjigarh and regulatory approval for bauxite mining as an indication that an impairment may exist. Hence, the Group have reviewed the carrying value of its property, plant and equipment at Lanjigarh as at the balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment because the recoverable amount (estimated based on value in use) exceeded the carrying amounts. As at March 31, 2014 the carrying amount of property, plant and equipment related to alumina refinery operations at Lanjigarh and related mining assets are Rs. 69,473 million ($1,157.9 million) and Rs. 2,590 million ($43.2 million) respectively. The key assumptions and estimates used in determining the value in use of these assets were:-

•	The State of Odisha has abundant bauxite resources and under the terms of the Memorandum of understanding (‘MOU’) with the Government of Odisha, management is confident that bauxite will be made available in the short to medium term. The Group is also considering purchasing / sourcing bauxite from alternate sources to support the existing and expanded refinery operations. In the initial years, the Group has assumed that bauxite will be purchased from third party suppliers in India and other countries, until the bauxite can be sourced from own mines.

•	The State of Odisha has taken certain measures including reservation of areas for mining operations and carry out prospecting for supply of ores to Odisha based industries on long-term basis.

•	The Group expects that the conditions for construction of the alumina refinery will be fulfilled and it is assumed that the approval for the expansion of the refinery will be received for commencement of production by fiscal 2018.

The Group expects that the mining approvals for mining and the statutory approvals for the expansion project will be received as anticipated. Additionally the Group carries out an impairment assessment for the carrying value of these assets, every half year and challenges these assumptions. The Group has carried out a sensitivity analysis on the key variables like delay in obtaining approvals for refinery expansion and bauxite approval, appreciation of rupee against US dollar, discount rate and London Metal Exchange aluminium prices. The most significant variable is the estimated timeframe for obtaining regulatory approval for the mining and for refining capacity. The sensitivity analysis indicates that even if regulatory approvals for mines and expansion project are delayed by one year, the value in use is still expected to exceed the carrying value and costs.

vi.	Assessment of impairment of Karnataka and Goa Iron ore mines:

From July 2011 a mining restriction was imposed by the Supreme Court of India (“Supreme Court”) in various parts of the state of Karnataka thereby affecting the operations at Narrian mine owned and operated by the Group. The mining ban in Karnataka was lifted by Supreme Court of India on 17 April 2013. Mining operations resumed in December 2013 with a production of 1.5 MT during the year.

Iron ore mining in Goa had been suspended state-wide with effect from 11 September 2012 for which an appeal was made to the Supreme Court. The Supreme Court passed an order on 21 April 2014 whereby the Goa mining ban was lifted subject to certain conditions. The key conditions are as follows:

•	The maximum annual excavation for Goa has been limited to 20 mt until the Expert Committee issues determines the final annual capacity of mining at Goa.

•	All mining leases in the State of Goa including those of SSL have expired in 2007 and no mining operations can be carried out until renewal/ execution of mining lease deed by the State Government. All the mining leases including SSL were being operated based on the deemed renewal basis since 2007.

•	10 percent of the sale price of the iron ore sold by the mining lessees will be contributed to a separate fund.

•	Out of the sale proceeds of excavated ore lying in inventory as of March 31, 2014, the leaseholders would be paid only the average cost of excavation of Iron ore and the balance amount will be allocated amongst various affected stakeholders and the Government of Goa.

In pursuance of the said judgement, the State Government of Goa is expected to announce its policy on iron ore mining shortly. The Group is expecting to resume mining activities at iron ore mines at Goa in the second half of fiscal 2015, after receipt of all regulatory clearances and approval of mining leases. SSL filed a Writ Petition before the Goa Bench of the High Court of Bombay for expeditious renewal of iron ore mining leases. On completion of hearings, the High Court has directed the State Government to renew the applications for mining leases on a immediate basis, where stamp duties have been already paid and consider other applications for mining leases within a period of three months. The Group has reviewed the carrying value of the assets as at the balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment because the recoverable amount (estimated based on value in use) exceeded the carrying amounts.

The carrying value of the assets as at March 31, 2014 is Rs. 57,919 million ($965.3 million).

The Group has carried out a sensitivity analysis on key variables like delay in obtaining approvals for renewal of mining leases, movement in iron ore prices, appreciation of rupee against US dollar.

vii.	Note 21 and the accounting policy on restoration, rehabilitation and environmental costs:

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine or oil fields. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting the Group’s obligations at that time.

The provision for decommissioning oil and gas assets is based on the current estimate of the costs for removing and decommissioning producing facilities, the forecast timing of settlement of decommissioning liabilities and the appropriate discount rate.

A corresponding provision is created on the liability side. The capitalised asset is charged to the consolidated statements of profit or loss over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

viii.	Note 30 on contingencies:

The Group has significant capital commitments in relation to various capital projects which are not recognized on the consolidated statements of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Group. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which the Group involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

ix.	Note 7 and accounting policy on taxation:

In preparing consolidated financial statements, the Group recognises income taxes in each of the jurisdictions in which it operate. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. The uncertain tax positions are measured at the amount expected to be paid to taxation authorities when the group determines that there is a probable outflow of economic resources will occur. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

U. Recently issued accounting pronouncements:

At the date of authorisation of these financial statements, the following Accounting Standards and Interpretations have not been applied in these consolidated financial statements and the Group is currently evaluating their impacts if any.

IFRS 9 - Financial Instruments
IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. In July, 2014, IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The standard will be effective for annual periods beginning on or after January 1, 2018 with early application permitted.

IFRS 15 – Revenue from contracts with Customers

IFRS 15 – Revenue from contracts with Customers outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively including service revenues and contract modifications and improve guidance for multiple-element arrangements. The new Standard will come into effect on January 1, 2017 with early application permitted.

Amendments to IFRS 11 – Acquisition of an interest in a joint operation

Amendments to IFRS 11 – Acquisition of an interest in a joint operation requires that when an entity acquires an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, it shall apply, to the extent of its share in accordance with this standard, all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this standard and disclose the information that is required in those IFRSs in relation to business combinations. The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Amendment to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

IASB has issued Amendment to IAS 16 and IAS 38 to clarify the use of methods based on revenue to calculate the depreciation is not appropriate. This is because such methods reflects a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits Revenue is presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The new Standard will come into effect on January 1, 2016 with early application permitted.

Amendments to IAS 19(Revised 2011) – Defined Benefit Plans: Employee Contributions

Amendments to IAS 19 (Revised 2011)– Defined Benefit Plans: Employee Contributions clarify the requirements that relate to contributions to be attributed to the period of service whereby contributions from employees or third parties are linked to service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in those contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered. This amendment is effective for annual periods beginning on or after July 1, 2014.

IAS 32 (amended) – Offsetting Financial Assets and Liabilities.

The amendments to IAS 32 (amended)–offsetting financial assets and liabilities do not change the current offsetting model in IAS 32. Current offsetting model requires an entity to offset a financial asset and financial liability in the statement of financial position only when the entity currently has a legally enforceable right of set-off and intends either to settle the asset and liability on a net basis or to realise the asset and settle the liability simultaneously. Through these amendments, IASB has clarified the meaning of ‘currently has a legally enforceable right to set off’ and ‘simultaneous realisation and settlement’.

The amendments clarify that to result in offset of a financial asset and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties. It must be legally enforceable in the normal course of business. This amendment is effective for annual periods beginning on or after January 1, 2014.

IAS 36 (amended) – Disclosure of non-financial assets impairment.

The amendment requires the disclosure of the recoverable amount of an asset (or CGU) only in periods in which impairment is recorded or reversed in respect of that asset (or CGU). The amendment also expands and requires the disclosure when an assets (CGUs) recoverable amount is determined on the basis of fair value less disposal. This amendment is effective for annual periods beginning on or after January 1, 2014.

IAS 39 (amended) – Novation of Derivatives and Continuation of Hedge Accounting

The amendment states that the novation of hedging instrument should not be considered an expiration or termination giving rise to discontinuation of hedge accounting when a hedging derivative is novated. It provides relief from discontinuing an existing hedging relationship when a novation that as not contemplated in the original hedging documentation meets specific criteria. This amendment is effective for annual periods beginning on or after January 1, 2014.

Amendments to IFRS 10, IFRS 12 and IAS 27 (Oct 2012) Investment entities

The amendments define an investment entity and introduce an exception to consolidating the investment entities. These amendments require an investment entity to measure those subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial Instruments in its consolidated and separate financial statements. The amendments also introduce new disclosure requirements for investment entities in IFRS 12 and IAS 27. The amendments also introduce new disclosure requirements related to investment entities and provide scope exemption for investment entities from IFRS 3 Business Combinations. This amendment is effective for annual periods beginning on or after January 1, 2014.

Annual Improvements to IFRSs 2010-2012 and 2011-2013 Cycle

Annual Improvements to IFRSs: 2010-2012 Cycle and Annual Improvements to IFRSs: 2011-2013 Cycle, are part of annual process of revising and improving existing standards. These are effective for annual periods beginning on or after July 1, 2014.

•	IFRS 8 (Operating Segments) provides that an entity need to disclose the judgements made by management in applying the aggregation criteria to operating segments. An entity is also required to provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly.

•	IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets) clarifies that when an item of property, plant and equipment is revalued, the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.

•	IAS 24 (Related Party Disclosures) Clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.

IFRS 2 (Share based payments) clarifies definition of vesting condition and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’ IFRS 13 (Fair value Measurement) clarifies that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting if the effect of not discounting is immaterial.

IFRS 3 Business Combination clarifies that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. It requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date

IFRS 13 Fair value measurement clarifies that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation

IFRIC 21: Levies

IFRS 21 provides guidance recognition of a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of levy as set out in the relevant legislation. An entity does not have constructive obligation to pay a levy that will be triggered by operating in a future period. It is not practicable to provide a reasonable estimate of the effect on the financial statements until a detailed review has been completed. However, it does not include income taxes, fines and other penalties, liabilities arising from emissions trading schemes and outflows within the scope of other Standards. IFRIC 21 was issued in May, 2013 and is effective for annual periods beginning on or after January 1, 2014.

4. Revenue

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions) (recast)	(Rs. in millions)	(USD dollars in millions)
Revenue, gross of excise duty	624,432	757,048	757,915	12,631.9
Less: excise duty	(26,316)	(34,745)	(32,672)	(544.5)

Revenue, net of excise duty	598,116	722,303	725,243	12,087.4

Below table summaries revenue of the Group from its primary products for the year ended March 31, 2012, 2013 and 2014:

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)

Copper Cathode	63,166	79,035	77,049	1,284.1

Copper rods	104,012	119,702	103,407	1,723.5

Iron Ore	79,066	16,522	56	0.9

Metallurgical coke	2,007	1,719	1,792	29.9

Pig Iron	7,846	8,617	14,562	242.7

Zinc Metal	103,054	101,498	122,931	2,048.8

Lead Metal	11,782	16,904	19,460	324.3

Silver Metal	11,320	21,016	16,000	266.7

Zinc & Lead mined metal	26,524	31,569	24,397	406.6

Aluminium - Ingot	32,734	42,490	44,714	745.2

Aluminium - rods	36,196	42,968	42,678	711.3

Aluminium - billets	8,614	12,500	16,856	280.9

Aluminium - rolled products	9,675	9,634	8,310	138.5

Oil	44,670	174,776	185,809	3,096.8

Gas	274	742	1,295	21.6

Gold Bars	2	10,293	14,502	241.7

Silver Bars	59	1,917	2,685	44.8

Power	26,903	34,863	38,395	639.9
Others (including export incentives)	56,528	30,283	23,017	383.7

Revenue-gross of Excise Duty	624,432	757,048	757,915	12,631.9

Less: Excise Duty	(26,316)	(34,745)	(32,672)	(544.5)

Revenue-net of Excise Duty	598,116	722,303	725,243	12,087.4

5. Investment and other income

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Dividend income on financial assets held for trading	2,229	1,704	55	0.9
Fair value gain on financial assets held for trading	10,552	14,935	24,647	410.8
Dividend income on available for sale investments	—	85	—	—
Gain on sale of financial asset investments(1)(2)	—	770	116	1.9
Interest income on bank deposits	8,726	12,359	11,108	185.1
Interest income on loans and receivables	2,342	4,674	5,967	99.6
Foreign exchange gain /(loss), net	(107)	462	285	4.7
Capitalisation of interest income(3)	(159)	(58)	(13)	(0.2)

	23,583	34,931	42,165	702.8

Notes:

(1)	Refer Note 11.
(2)	THL Zinc Holding BV, a wholly owned subsidiary of erstwhile SIIL, during the fiscal year 2012 had acquired the entire ordinary share capital of Lakomasko BV for a consideration of $ 149.7 million from Vedanta Resources Holding Limited (VRHL). Consequently, Lakomasko BV became a subsidiary of erstwhile SIIL. Lakomasko BV is a private investment company incorporated under the laws of the Netherlands. At the acquisition date, Lakomasko BV had no independent operations and held a single material asset namely 8.78% of the equity shares of Hudbay Minerals Inc., a company incorporated in Canada and listed on the New York and Canadian stock exchanges. Lakomasko BV accounted for this investment as an available-for-sale investment, with a fair value measurement basis. The carrying value at the acquisition date was $ 137.7 million (Rs. 7,158 million). The excess amount paid over the fair valuation of shares acquired amounting to $ 12.0 million (Rs. 616 million) was treated as deemed dividend and hence recognized in retained earnings during the year ended March 31, 2012. The Company’s investment in Hudbay Minerals Inc. was sold during the fiscal year 2013 for a consideration of $ 151.8 million (Rs 8,287 million) and the resultant gain amounting to $14.1 million (Rs. 770 million) has been reclassified from equity to consolidated statements of profit or loss.
(3)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

6. Finance and other costs

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Interest on borrowings other than convertible notes(1)	31,398	50,949	57,054	950.9
Interest on convertible notes(1)	3,726	4,896	5,750	95.8
Unwinding of discount on provisions	323	717	952	15.9
Gain on fair valuation of conversion option	(4,255)	(1,438)	(61)	(1.0)
Loss recognised upon consolidation of subsidiary(2)	3,545	—	—	—
Net foreign exchange loss on foreign currency borrowings	21,484	14,851	16,141	269.0
Bank charges	2,239	1,233	1,424	23.7
Other	323	588	1,081	18.0
Capitalisation of finance costs(3)	(12,460)	(17,080)	(9,520)	(158.6)

	46,323	54,716	72,821	1,213.7

Notes:

(1)	Finance costs include Rs. 35,124 million, Rs. 55,845 million and Rs. 62,804 million ($1,046.7 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the years ended March 31, 2012, 2013 and 2014 respectively.
(2)	During the year ended March 31, 2012, the Group completed the acquisition of a 59% interest in Cairn. This acquisition was achieved in stages, whereby the Group acquired incremental equity interests in Cairn throughout fiscal year 2012, and ultimately obtained control in December 2011.

Due to the acquisition being completed in a series of transactions, the acquisition was accounted for as a Step Acquisition under the provisions of IFRS 3 (revised 2008). Accordingly, the equity interest in Cairn that was held immediately prior to obtaining control was treated as if it was disposed of and reacquired at fair value on the acquisition date. Consequently, the Group remeasured its existing interest in the assets and liabilities of Cairn prior to this transaction to their fair values, recognising a gain of Rs. 4,695 million, offset by a loss on reclassification of Available-for-sale financial investment (on investment in Cairn acquired prior to it becoming an associate) from consolidated statements of comprehensive income amounting to Rs. 8,240 million. The net loss of Rs. 3,545 million is recorded within finance and other costs in the consolidated statements of profit or loss.

(3)	Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The capitalisation rate relating to general borrowings was approximately 10.04%, 10.70% and 9.83% for the years ended March 31, 2012, 2013 and 2014.

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

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess (tax). The combined Indian statutory tax rate for the fiscal year 2012-13 was 32.445%, for the fiscal year 2013-14 was 33.990% and for the fiscal year 2014-15 will be 33.990%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the fiscal year 2013-14 was chargeable at 18.50% plus a surcharge and education cess (tax). The combined Indian statutory tax rate of MAT for the fiscal year 2013-14 was 20.96% and for the fiscal year 2014-15 will be 20.96%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of ten years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.

Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court.

There are various tax exemptions or tax holidays available to companies in India. The most important to the Companies in the Group are:

•	The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated area at India can benefit from a tax holiday. A typical tax holiday would exempt 100% of the profits from the undertaking for five years, and 30% for five years thereafter. This deduction is available only for units established prior to March 31, 2012

•	The power plants (including wind power plants) exemption — Profits on newly constructed power plants are eligible for a tax holiday. A typical holiday would exempt 100% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company. This exemption is available only for units established till March 31, 2014. The Finance (No. 2) Act 2014, has extended this exemption for units established till March 31, 2017.

•	The industrial undertakings’ exemption — Refining of Mineral Oil - Profits of newly constructed industrial undertakings engaged in refining of Mineral Oil. A typical tax holiday would exempt 100% of the profits of the undertaking for a period of seven consecutive assessment years. This deduction is available only to blocks licensed prior to March 31, 2011.

•	Investment Allowance u/s.32 AC of the Income Tax Act — Incentive for acquisition and installation of new high value Plant or Machinery to manufacturing companies by providing a deduction of 15% of the actual cost of Plant or Machinery acquired and installed between 1 April 2013 and 31 March 2015. The actual cost of the new Plant or Machinery should exceed Rs.1000 million to be eligible for this deduction. The Finance (No. 2) Act 2014, has extended this allowance till March 2017, while reducing the threshold cost of Plant or Machinery for claiming deduction to Rs. 250 million.

The total effect of such tax holidays were Rs. 17,718 million (impact on basic EPS Rs. 5.98), Rs. 48,162 million (impact on basic EPS Rs. 16.24), and Rs. 39,816 million ($663.6 million) (impact on basic EPS Rs. 13.43) ($ 0.22) for the years ended March 31, 2012, 2013 and 2014 respectively.

Business losses in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. Unabsorbed depreciation can be carried forward for an indefinite period.

Losses arising out of transfer of capital assets in India can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year to which the loss pertains. The carried forward long term capital losses can be set-off only against long term capital gains. Short term capital losses can be set off only against capital gains (which can be either long term or short term capital gain).

Consequent to the effectiveness of the Re-organisation Transactions, SSL has filed revised income tax returns, after giving effect of the Re-organisation Transactions, for fiscal years 2011, 2012 and 2013 as permitted under the Income Tax Act 1961. Accordingly, the tax benefits arising from such re-organisation amounting to Rs. 1,399 million, Rs. 10,590 million and Rs. 3,468 million has been recognised retrospectively in the respective fiscal years of 2011, 2012 and 2013. Further, deferred tax assets relating to the Company’s carry forward of business loss, unabsorbed depreciation and MAT credit, amounting to Rs. 798 million, Rs. 5,647 million and Rs. 5,231 million has been recognised retrospectively in the respective fiscal years of 2011, 2012 and 2013.

The major components of income tax expense for the years ended March 31, 2012, 2013 and 2014 are indicated below:

(a) Consolidated statements of profit or loss

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Current tax:
Current tax on profit for the year	40,768	49,302	35,327	588.8
Charge/ (credit) in respect of current tax for earlier years	(12,280)	(3,132)	12,404	206.7

Total current tax	28,488	46,170	47,731	795.5

Deferred tax:
Origination and reversal of temporary differences	(20,778)	(53,672)	(2,179)	(36.3)
Increase in tax rate	—	—	(10,906)	(181.8)

Total deferred tax	(20,778)	(53,672)	(13,085)	(218.1)

Tax expense for the year	7,710	(7,502)	34,646	577.4
Effective income tax rate (%)	8.6%	(6.8% )	35.8%	35.8%

(b) Consolidated statements of comprehensive income

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Deferred tax (credit)/charge on:
- cash flow hedges	(130)	110	332	5.5
- reclassification adjustments on cash flow hedges	(110)	130	(110)	(1.8)

	(240)	240	222	3.7

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory income tax rate to recognised income tax expense for the year indicated are as follows:

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Accounting profit before tax	89,189	109,726	96,872	1,614.6
Statutory income tax rate	32.445%	32.445%	33.990%	33.990%
Tax at Indian statutory income tax rate	28,937	35,601	32,927	548.8
Disallowable expenses	2,872	1,386	221	3.7
Non-taxable income	(3,124)	(4,802)	(3,662)	(61.0)
Tax holidays and similar exemptions	(17,718)	(48,162)	(39,816)	(663.6)
Change in deferred tax balances due to the change in Indian income tax rates from 32.445% to 33.990% for 2014	—	—	10,906	181.8
Effect of tax rates differences of subsidiaries operating in other jurisdictions	5,489	6,195	6,875	114.5
Dividend distribution tax	1,068	3,788	4,222	70.4
Unrecognised MAT credit	703	601	36	0.6
Charge/(credit) in respect of previous years	(12,280)	(3,132)	12,404	206.7
Utilisation of tax losses	(510)	(2,127)	(4,777)	(79.6)
Loss in respect of which deferred tax assets not recognised due to uncertainty	1,407	3,404	16,437	273.9
Tax effect on share in consolidated profit of associate	(1,429)	—	—	—
Loss recognised upon consolidation of subsidiary	1,150	—	—	—
Other	1,145	(254)	(1,127)	(18.8)

	7,710	(7,502)	34,646	577.4

There are certain income-tax related legal proceedings which are pending against the Group. Potential liabilities, if any have been adequately provided for, and the Group does not currently estimate any probable material incremental tax liabilities in respect of these matters.

Deferred tax assets/liabilities

The Group has recognised significant amounts of deferred tax. The majority of the deferred tax liabilities represent accelerated tax relief for the depreciation of property plant and equipment and the depreciation on mining reserves.

Significant components of deferred tax assets/liabilities recognized in the consolidated statements of financial position are as follows:

For the year ended March 31, 2012 (recast):
Significant components of deferred tax liabilities/(assets)	Opening balance as at April 1, 2011	Acquisition through business combination	Charged/ (credited) to statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2012
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Property, plant & equipment, Exploration & evaluation and other intangible assets	67,164	234,092	(9,147)	—	(1,738)	290,371
Unabsorbed depreciation/business loss	(10,820)	—	(4,086)	—	—	(14,906)
Voluntary retirement scheme	(196)	—	(145)	—	(1)	(342)
Employee benefits	(433)	—	(15)	—	—	(448)
Fair value of derivative assets/liabilities	1,717	—	(177)	(240)	1	1,301
Fair valuation of other assets/liabilities	712	—	274	—	(1)	985
MAT credit entitlement	(4,025)	(18,791)	(7,461)	—	(155)	(30,432)
Other temporary differences	(353)	—	(21)	—	(51)	(425)

Total	53,766	215,301	(20,778)	(240)	(1,945)	246,104

For the year ended March 31, 2013 (recast):
	Opening balance as at April 1, 2012	Charged/ (credited) to statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2013
Significant components of deferred tax liabilities/(assets)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Property, plant and equipment, Exploration & Evaluation and other intangible assets	290,371	(12,354)	—	13,720	291,737
Unabsorbed depreciation/business loss	(14,906)	(11,219)	—	12	(26,113)
Voluntary retirement scheme	(342)	(49)	—	11	(380)
Employee benefits	(448)	(132)	—	2	(578)
Fair value of derivative assets/liabilities	1,301	(674)	240	1	868
Fair valuation of other assets/liabilities	985	579	—	—	1,564
MAT credits entitlement	(30,432)	(30,652)	—	30	(61,054)
Other temporary differences	(425)	829	—	11	415

Total	246,104	(53,672)	240	13,787	206,459

For the year ended March 31, 2014:
	Opening balance as at April 1, 2014	Charged/ (credited) to statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2014	Total as at March 31, 2014
Significant components of deferred tax liabilities/(assets)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Property, plant and equipment, Exploration & evaluation assets and other intangible assets	291,737	23,286	—	23,187	338,210	5,636.8
Unabsorbed depreciation/business loss	(26,113)	(4,576)	—	160	(30,529)	(508.8)
Voluntary Retirement Scheme	(380)	(65)	11	7	(427)	(7.1)
Employee benefits	(578)	89		3	(486)	(8.1)
Fair value of derivative assets/liabilities	868	(194)	211	—	885	14.7
Fair valuation of other assets/liabilities	1,564	2,118	0	(0)	3,682	61.4
MAT credits entitlement	(61,054)	(33,502)	—	(212)	(94,768)	(1,579.4)
Other temporary differences	415	(241)	—	46	220	3.7

Total	206,459	(13,085)	222	23,191	216,787	3,613.1

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

Unused tax losses for which no deferred tax asset is recognized amount to Rs. 36,118 million and Rs 83,209 million ($ 1,386.8 million) as at March 31, 2013 and March 31, 2014 respectively. The unused tax losses as at March 31, 2014 expire, if unutilized, based on the year of origination as follows:

Nature of unutilised tax losses	Financial year of expiry	2014	2014
		(Rs. in million)	(US dollar in million)
Business losses
- Skorpion	FY 2020-21 to 2021-2022	1,741	29.0
-VGCB	FY 2018-19 to 2021-2022	458	7.6
-MEL	FY 2016-17 to 2019-2020	711	11.9
-Twinstar Mauritius Holdings Limited	FY 2015-16 to 2017-2018	38,587	643.1
-TSPL	FY 2018-19 to 2021-2022	71	1.2
Depreciation losses
- VGCB	No limit	978	16.3
- MEL	No limit	23,125	385.4

Long term capital losses
- SSL	FY 2018-19 to 2021-2022	3,034	50.5
- HZL	FY 2018-19 to 2021-2022	5,394	89.9
- MEL	FY 2015-16	1	0
- Cairn	FY 2019-20	2,050	34.2

Short term capital losses
- MEL	FY 2021-22	12	0.2
- HZL	FY 2021-22	3,634	60.6
- Cairn	FY 2021-22	3,413	56.9

		83,209	1,386.8

The Group had unused MAT credit amounting to Rs. 4,709 million and Rs. 4,225 million ($ 70.5 million) as at March 31, 2013 and 2014 respectively. Such tax credits have not been recognised on the basis that recovery is not probable in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

Financial year ending March 31,	(Rs. in million)	(US dollar in million)
2016	198	3.3
2017	1,036	17.3
2018	137	2.3
2019	520	8.7
2020	517	8.6
2021	1,033	17.2
2022	667	11.1
2023	81	1.4
2024	36	0.6

As at March 31, 2013 and 2014, the Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings was Rs. 466,181 million and Rs. 635,026 million ($ 10,583.8 million) respectively as at March 31, 2013 and 2014.

8 (a) Property, plant and equipment

	Mining properties	Land and building	Plant and equipment	Motor vehicle	Office equipment and fixture	Oil and gas properties	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollar in million
Cost
April 1, 2012 (recast)	152,620	57,580	396,592	1,632	4,832	385,705	998,961
Additions	2,691	5,828	36,117	257	923	16,911	62,727
Disposals	—	—	(955)	(69)	(27)	—	(1,051)
Foreign exchange	(597)	(591)	(2,390)	50	(6)	24,355	20,821

March 31, 2013 (recast)	154,714	62,817	429,364	1,870	5,722	426,971	1,081,458	18,024.3

Additions	4,369	8,202	19,330	534	1135	23,420	56,990	949.8
Disposals	—	(137)	(2,531)	(229)	(68)	—	(2,965)	(49.4)
Foreign exchange	918	(38)	(291)	95	(12)	44,675	45,347	755.8

March 31, 2014	160,001	70,844	445,872	2,270	6,777	495,066	1,180,830	19,680.5

Accumulated depreciation and impairment
April 1, 2012 (recast)	64,079	7,801	100,340	409	2,260	16,908	191,797
Charge for the year	11,473	2,455	24,360	325	493	77,581	116,687
Disposals	—	—	(529)	(40)	(13)	—	(582)
Foreign exchange	63	(229)	(723)	5	(2)	994	108

March 31, 2013 (recast)	75,615	10,027	123,448	699	2,738	95,483	308,010	5,133.5

Charge for the year	9,171	2,604	26,199	599	713	84,761	124,047	2,067.5
Disposals	—	(83)	(1,762)	(140)	(37)	—	(2,022)	(33.7)
Foreign exchange	316	(15)	(140)	56	(5)	9,470	9,682	161.3

March 31, 2014	85,102	12,533	147,745	1,214	3,409	189,714	439,717	7,328.6

March 31, 2013 (recast)	79,099	52,790	305,916	1,171	2,984	331,488	773,448
Asset under construction (including capital advances)							351,053
Total							1,124,501
March 31, 2014	74,899	58,311	298,127	1,056	3,368	305,352	741,113	12,351.9
Asset under construction (including capital advances)							373,398	6,223.3
Total							1,114,511	18,575.2
March 31, 2014 (US dollar in million)	1,248.3	971.9	4,968.8	17.6	56.1	5,089.2

1.	Depreciation charge for the year ended March 31, 2014 include impairment charge of Rs. 2,873 million ($47.9 million) related to mining property and land assets at Lisheen mines. This is as a result of fall in forecasted LME and price of zinc and lead. The recoverable amount has been determined based on its value of use. The discount rates used in the current estimate is 5.3%.

2.	Assets under construction as at March 31, 2014 is after an impairment charge of Rs 668 million ($11.1 million) which relates to, impairment of mining assets of Jharsuguda Aluminium at Lanjigarh as the MOEF has rejected the Stage II forest clearance for the Niyamgiri mining project during the fiscal year 2014.

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

Additions includes deferred stripping cost of Rs 997 million and Rs 1,087 million ($18 million), Decommissioning and restoration cost of Rs 938 million and Rs 1,180 million ($20 million) for the years ended March 2013 and March 2014 respectively.

Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 19 on “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 17,022 million and Rs. 9,507 million ($158.5 million) for the years ended March 31, 2013 and 2014, respectively.

Depreciation charge for the year includes Rs 9 million ($0.2 million) capitalised as property, plant and equipment during the year.

8(b) Exploratory and evaluation assets

	Gambsberg Mine Project	Oil and Gas	Western Cluster Poject	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollar in million
Cost
April 1, 2012 (recast)	12,657	495,547	6,317	514,521
Additions	—	5,181	—	5,181
Unsuccessful exploration cost	—	(2,822)	—	(2,822)
Foreign exchange	(1,461)	31,313	399	30,251

March 31, 2013 (recast)	11,196	529,219	6,716	547,131	9,118.9

Additions	—	15,299	—	15,299	255.0
Unsuccessful exploration cost	—	(653)	—	(653)	(10.9)
Foreign exchange	(381)	55,468	706	55,793	929.9

March 31, 2014	10,815	599,333	7,422	617,570	10,292.9

Exploratory and evaluation assets as at :
March 31, 2013 (recast)	11,196	5,29,219	6,716	547,131	9,118.9
March 31, 2014	10,815	5,99,333	7,422	617,570	10,292.9
March 31, 2014 (US dollar in million)	180.3	9,988.9	123.7

8(c) Other intangible assets

	Port Concession Rights	Software License	Others	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollar in million
Cost
April 1, 2012 (recast)	—	578	—	578
Additions	5,875	848	—	6,723
Foreign exchange	—	14	—	14

March 31, 2013 (recast)	5,875	1,440		7,315	121.9

Additions	89	407	504	1,000	16.7
Foreign exchange	—	64	—	64	1.1

March 31, 2014	5,964	1,911	504	8,379	139.7

Accumulated amortisation and impairment
April 1, 2012 (recast)	—	223	—	223	3.7
Charge for the year	10	406	—	416	6.9
Foreign exchange	—	1	—	1	0.0
March 31, 2013 (recast)	10	630	—	640	10.6

Charge for the year	212	507	3	722	12.0
Foreign exchange	—	33	—	33	0.6

March 31, 2014	222	1,170	3	1,395	23.2

Intangibles as at :
March 31, 2013 (recast)	5,865	810	—	6,675	111.3
March 31, 2014	5,742	741	501	6,984	116.4
March 31, 2014 (US dollar in million)	95.7	12.4	8.3

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle, was incorporated for the coal berth mechanization and up gradation at Visakhapatnam port. VGCB is owned by SSL and Leighton Welspun Contractors Private Limited in the ratio of 74:26. The project is to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed on June 10, 2010. On October 8, 2010, VGCB was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. Visakhapatnam Port has provided, in lieu of license fee an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/project facilities and services. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth would be 10.18 mmtpa and that the Vishakhapatnam Port would be entitled to receive 38.10% share of the gross revenue as royalty. VGCB commenced operations in the fourth quarter of fiscal 2013. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per its tariff notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period. Intangible asset - port concession rights represents consideration for construction services. Revenue from construction contract of service concession arrangements on exchanging construction services for the port concession rights amounting to Rs 3,473 million and Rs 48 million ($0.8 million) have been recognised in the consolidated statements of profit or loss for the year ended March 31, 2013 and 2014, respectively.

(2)	Software licenses are amortised over a period of three years.

(3)	Others include the right to use the sewerage treatment plant at the Zinc India which is amortised over a period of twenty five years.

9. Associate:

The Group accounted for its investments in Cairn as an associate from July 11, 2011, the date it acquired significant influence to December 8, 2011, the date it acquired the controlling stake. The share of associate’s revenue and profit were as follow:

For the period 11 July 2011 to 7 December 2011
Rs. million
Revenue	13,529
Operating profit	5,861
Investment revenues	420
Finance cost	(988)
Profit before taxation	5,293
Tax expense	(889)

Share of Profit for the period	4,404

10.	Non-controlling interests (‘NCI’) and joint operations

Details of subsidiaries that have material non-controlling interests

The Group consists of a parent company, Sesa Sterlite Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Note 32 to the financial statements lists details of the material interests in the subsidiaries.

The Non-controlling interests that are material to the Group relate to HZL and Cairn.

As at March 31, 2014, NCIs held an economic interest by virtue of their shareholding of 35.08% and 41.15% respectively in HZL and Cairn. The respective NCI holdings in previous year were 35.08% and 41.23% respectively.

The principal place of business of HZL and Cairn is in India. (Refer Note 32).

The table below shows summarized financial information of subsidiaries of the Group that have material non- controlling interests. The summarized financial information below represents amounts before inter-company eliminations.

	As at March 31, 2013		As at March 31, 2014		As at March 31, 2014
	HZL	Cairn	HZL	Cairn	HZL	Cairn
	(Rs. in million)		(Rs. in million)		(US dollars in million)
Current assets	239,952	209,443	281,553	295,231	4,692.5	4,920.5
Non -current assets	104,828	907,923	120,903	975,591	2,015.1	16,259.9
Current liabilities	10,323	29,994	15,207	44,914	253.5	748.6
Non-current liabilities	1,487	228,692	683	264,176	11.4	4,402.9
Equity attributable to owners of the Group	216,798	502,031	251,594	562,680	4,193.2	9,378.0
Non-controlling interests	116,172	356,649	134,972	399,052	2,249.5	6,650.9

	For the year ended
	March 31, 2013		March 31, 2014		March 31, 2014
	HZL	Cairn	HZL	Cairn	HZL	Cairn
	(Rs. in million)		(Rs. in million)		(US dollars in million)
Revenue	125,257	175,518	134,590	187,103	2,243.2	3,118.4
Expenses	(56,240)	(103,367)	(65,853)	(132,341)	(1,097.6)	(2,205.7)

Profit for the year	69,017	72,151	68,737	54,762	1,145.6	912.7

Profit attributable to owners of the Group	44,807	42,434	44,625	32,197	743.7	536.6
Profit attributable to non-controlling interests	24,210	29,717	24,112	22,565	401.9	376.1

Profit for the year	69,017	72,151	68,737	54,762	1,145.6	912.7

Other comprehensive income attributable to the owners of the Group	144	13,816	(206)	21,328	(3.4)	355.5
Other comprehensive income attributable to non-controlling interests	78	9,691	(112)	14,973	(1.9)	249.6

Other comprehensive income during the year	222	23,507	(318)	36,301	(5.3)	605.1

Total comprehensive income attributable to the owners of the Group	44,951	56,250	44,419	53,525	740.3	892.1
Total comprehensive income attributable to non-controlling interests	24,288	39,408	24,000	37,538	400.0	625.7

Total comprehensive income during the year	69,239	95,658	68,419	91,063	1,140.3	1,517.8

Dividends paid to non-controlling interests	4,307	4,608	5,376	12,093	89.6	201.6

Net cash inflow/ (outflow) from operating activities	46,670	28,881	(7,140)	53,302	(119.0)	888.4
Net cash inflow/ (outflow) from investing activities	(31,782)	(51,956)	21,848	(21,468)	364.1	(357.8)
Net cash inflow/ (outflow) from financing activities	(12,277)	(23,910)	(15,325)	(30,018)	(255.4)	(500.3)

Net cash inflow/ (outflow)	2,611	(46,985)	(617)	1,816	(10.3)	30.3

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

	Year ended 31 March 2014
	HZL	Cairn(1)	HZL	Cairn
	(Rs. in million)		(USD in million)
Changes in NCI	—	(336)	—	5.6

(1)	Change in non-controlling interests is due to buy back of shares and issue of employee share options

Joint operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

	Nature of activities	Participating interest
India:
Block PKGM-1 (Ravva)	Exploration and production	22.50
Block KG-ONN-2003/1	Exploration	49.00
Block CB-OS/2-Exploration	Exploration	60.00
Block CB/OS-2 Development and production areas	Production	40.00
Block RJ-ON-90/1 Development and production areas	Production (Largest producing block of the Group, strategic to the Group)	70.00
Block RJ-ON-90/1-Exploration	Exploration	100.00
Block PR-OSN-2004/1	Exploration	35.00

South Africa
South Africa Block 1	Exploration	60.00

11.	Financial asset investments

Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements for the year ended March 31,	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
As at April 1,	10,124	1,212	20.2
Changes in fair value	(697)	(1)	(0.0)
Disposed during the year	(8,779)	(1,100)	(18.3)
Foreign exchange difference	564	—	—

As at March 31,	1,212	111	1.9

Available-for-sale financial assets consist of the following:

	As at March 31,
	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Quoted	112	111	1.9
Unquoted	1,100	—	—

	1,212	111	1.9

	As at March 31,
	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Current	1,100	—	—
Non-current	112	111	1.9

	1,212	111	1.9

Quoted investments represent investments in equity securities that present the Group with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active markets.

Unquoted investment in the previous year represented an investment held by HZL in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited (APGPCL) that was held at fair value based on the agreement HZL had entered into with a buyer for sale of its entire equity investment in APGPCL for an aggregate consideration of Rs. 1,100 million. The sale was concluded on April 10, 2013 and consequently, the gain on fair valuation of Rs. 116 million ($1.9 million) recognized in the consolidated statements of other comprehensive income in the previous year has been recycled to the consolidated statements of profit or loss during the year.

12.	Other non-current assets

As at,	March 31, 2013	March 31, 2014	March 31, 2014
	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Deposits in respect of closure cost and future redundancy[1] payments	4,573	5,211	86.8
Site restoration assets[2]	1,615	1,907	31.8
Deposits with Government Authorities	3,106	4,114	68.6
Other non-current assets	1,227	1,583	26.4

	10,521	12,815	213.6

[1]	held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure.
[2]	includes deposits in Site Restoration Fund of Rs. 1,081 million and Rs. 1,354 million ($22.6 million) and investment in a rehabilitation trust of Rs. 534 million and Rs. 553 million ($9.2 million) as at March 31, 2013 and 2014 respectively.

13.	Inventories

Inventories consist of the following:

	As at March 31,
	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Raw materials and consumables	62,936	51,002	850.0
Work-in-progress	21,813	29,390	489.9
Finished goods	11,082	12,396	206.6

	95,831	92,788	1,546.5

Inventories with a carrying amount of Rs. 79,936 million and Rs. 69,321 million ($1,155.4 million) have been pledged as security against certain bank borrowings of the Group as at March 31, 2013 and 2014, respectively.

14.	Trade and other receivables

Trade and other receivables (net of allowances) consist of the following for the year indicated:

As at	March 31, 2013	March 31, 2014	March 31, 2014
	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Trade receivables	41,943	45,970	766.2
Trade receivables from other related parties	1,181	630	10.5
Loans to other related parties	46,639	163	2.7
Balance with Government authorities	8,107	6,360	106.0
Prepayments	2,150	1,380	23.0
Claims/refunds receivable	2,927	2,230	37.2
Advances for supplies	9,536	6,957	116.0
Cash call / receivables from joint operations	15,020	26,593	443.2
Other receivables	4,024	6,132	102.1

	131,527	96,415	1,606.9

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions of loans to related parties, refer Note 32 on related party disclosures.

Trade receivables with a carrying value of Rs. 15,970 million and Rs.14,366 million ($239.4 million) have been given as collateral towards borrowings as at March 31, 2013 and 2014 respectively.

Allowances for trade and other receivables

The change in the allowance for trade and other receivables is as follows:

	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
As at April 01,	2,816	1,258	21.0
Allowance made during the year	12	7,586	126.4
Reversals during the year	(1,410)	(139)	(2.3)
Written off	(288)	(65)	(1.1)
Foreign Exchange difference	128	42	0.7

As at March 31,	1,258	8,682	144.7

15.	Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Bank deposits	149,947	115,339	1,922.3
Other investments[1]	258,224	402,676	6,711.3

	408,171	518,015	8,633.6

Other investments include mutual fund investments and bonds and are fair valued through the consolidated statements of profit or loss. Bank deposits are made for the periods of more than three months depending on the cash requirements of the Group and earn interest at the respective deposit rates.

The Group has pledged short-term investments of Rs. 223 million and Rs. 1,871 million ($31.2 million) as at March 31, 2013 and 2014 respectively, to secure certain banking facilities.

[1]	Includes Rs. Nil and Rs. 3,130 ($52.2 million) invested in bonds of a related party as at March 31, 2013 and 2014 respectively.

16. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Cash at banks	156	1,976	33.0
Short-term deposits	550	487	8.1

	706	2,463	41.1

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends and interest on debentures. Cash at banks also include a sum of Rs. 1,431 million deposited in an escrow account for the buyback of its own shares by Cairn. Restricted short term deposits relate to deposits created with the bank to service interest cost on borrowings.

17. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Cash at banks and in hand	9,285	6,185	103.1
Short-term deposits	5,914	6,775	112.9

	15,199	12,960	216.0

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

18. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.

Short-term borrowings consist of:

As at March 31,	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	158,045	82,023	1367.1
Current portion of long-term borrowings	20,368	79,705	1,328.4

Short-term and current portion of long term borrowings	178,413	161,728	2,695.5

Weighted average interest rate on short-term borrowings	4.8%	7.8%	7.8%

Long-term borrowings consist of:

As at March 31,	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Banks and financial institutions	294,369	265,423	4,423.7
Non-convertible debentures	44,543	85,915	1,431.9
Convertible notes	33,790	40,791	679.8
Loans from related party	169,798	234,016	3,900.3
Other	906	935	15.6

Long-term borrowings	543,406	627,080	10,451.3
Less: Current portion of long-term borrowings	(20,368)	(79,705)	(1328.4)

Long-term borrowings, net of current portion	523,038	547,375	9,122.9

Major borrowings are as follows:

Working capital loans

The Group has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit, bank guarantees and bills discounting. Amounts outstanding under working capital loans as of March 31, 2013 and March 31, 2014 were Rs.22,329 million and Rs.14,461 million ($241.02 million) respectively.

As at March 31, 2014, the working capital loan of Rs 14,461 million ($241.02 million) comprises the following:-

(a) At BALCO, Rs 1,530 million ($ 25.5 million) of a working capital loan and cash credit limit having weighted average interest on working capital loan and cash credit facility at 10.23%. This working capital facility is secured by hypothecation of BALCO’s stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

(b) At Fujairah Gold FZC, a US Dollar denominated loan facility of Rs. 2,027 million ($ 33.8 million) having interest rate based on the London Inter Bank Offer Rate or LIBOR, plus 135 basis points. This loan facility is secured against a comfort letter issued by SSL.

(c) At SSL, a US Dollar denominated Bill discounting facility of Rs 5,959 million ($ 99.3 million). This is an unsecured facility at an average interest rate of LIBOR plus 50 basis points.

(d) At SSL, credit facilities from various banks for meeting working capital requirements in the form of credit lines for export packing credits and cash credit amounting to Rs 2,030 million ($ 33.8 million). Out of the facility Rs 30 million ($0.5 million) is carrying an interest rate of 12.50% is secured by way of hypothecation of entire stock of raw materials, semi-finished and finished goods, consumable stores and book debts. It is also backed by unconditional and irrevocable corporate guarantee of Vedanta Resources Plc. The balance Rs 2,000 million ($ 33.3 million) is unsecured facility of export packing credit carrying an interest rate of 9.75%.

(e) At SSL, credit facility in form of Pre Shipment / Export Packing Credit and cash credit amounting to Rs 2,915 million ($ 48.6 million) at LIBOR plus 110 - 128 basis points per annum. The said funding was availed to meet the working capital requirements of the company.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated loan facility of $ 25 million from DBS Bank Limited, arranged by its Mumbai Branch, to meet the capital expenditure requirement on projects. The rate of interest payable on this facility is six-month LIBOR plus 345 basis points. First installment of DBS ECB of US$ 8.3 million has been paid on November 25, 2013 and the balance installments are payable in November 2014 and November 2015. This facility is secured by first pari passu charges on all movable fixed assets including plant and machinery related 1200 MW power project and 3.25 LTPA Smelter projects both present and future along with secured lenders. The amount outstanding under this facility as at March 31, 2013 and March 31, 2014 was $ 25 million and $ 16.7 million (Rs. 1,002 million), respectively.

In July 2011, BALCO entered into an agreement with SBI London for External Commercial Borrowing of $ 200 Million to part finance for setting up a 3.25 LTPA Aluminium Smelter along with a Thermal Power Plant of 1200 MW at Korba. This facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project, both present and future along with secured lenders. As at March 31, 2013 and March 31, 2014, the balance outstanding under this facility was $195.8 million and $ 198.3 million (Rs. 11,900 million), respectively. The interest rate on this facility is six-month LIBOR plus 260 basis points. This loan is repayable in three annual equal installments beginning August 2016, August 2017 and August 2018.

In October 2011 and January 2013 respectively, SSL had obtained and fully drawn down an External Commercial Borrowing loan from Axis Bank of $ 500 million and $ 44.6 million in two tranches at an interest rate of LIBOR plus 400 basis points for $ 500.0 million and LIBOR plus 360 basis points for $ 44.6 million. The ECB is repayable in three annual installments of $ 200 million, $ 200 million and $ 100 million on April 21, 2015, April 21, 2016, April 21, 2017 respectively and $ 44.6 million on July 2015. The ECB is secured by all present and future movable assets of Jharsuguda Aluminium including its movable plant and machinery, equipment, machinery, spare tools and accessories. This loan is also backed by guarantee from Vedanta Resources Plc. As at March 31, 2013 and March 31, 2014 the amount of outstanding balance is $ 544.5 million and $ 545.2 million (Rs 32,709 million).

In August 2008, SSL had also obtained an External Commercial Borrowing loan from ICICI Bank, Singapore for $100 million at an interest rate of US$LIBOR plus 240 basis points which has a negative lien undertaking on the assets of the Jharsuguda Aluminium, both present and future, excluding assets already charged in favour of ICICI bank and other lenders. The loan is repayable in August 2014. As at March 31, 2013 and March 31, 2014, the amount outstanding is $ 24.8 million and $24.8 million (Rs. 1,491 million) respectively.

Term loans

In January 2012, VGCB was sanctioned financial assistance in the form of a Rupee term loan (RTL) of Rs.4,640 million from Axis Bank for financing the capital expenditure required towards the development, establishment, construction, operation and maintenance of coal handling facilities and up gradation of general cargo berth at outer harbor of Visakhapatnam port. The current effective interest rate of RTL was at 11.25%, which was a floating rate of interest revised on the basis of Axis Bank Base Rate plus 1.25% and is repayable with in forty five unequal quarterly installments commencing on December 2014. This loan is secured by first pari passu floating charge on movable and immovable assets of VGCB (other than project site as defined in concessional agreement) and unconditional and irrevocable corporate guarantee from SSL. The charge on assets was governed by terms of concessional agreement between VGCB and Board of Trustees for Visakhapatnam Port. As at March 31, 2013, the outstanding amount under this facility was Rs 2,927 million ($ 53.7 million). The same has been repaid during the year.

In September 2013, SSL had received a sanction of Rs 10,000 million loan from Axis Bank at an interest rate of 10.50% p.a. The loan is secured by way of mortgage and charge on all the immovable properties, both present and future, of Jharsuguda 2400 MW power plant and a second charge by way of hypothecation on all the movable fixed assets. The loan is repayable in September 2014. As on March 31, 2014 the outstanding amount under this facility is Rs 9,952 million ($ 165.9 million).

In December 2013, SSL had received a sanction of Rs 4,000 million loan from Canara bank at an interest rate of 11.20% p.a. The loan is secured by way of mortgage and charge on all the immovable properties, both present and future, of Jharsuguda 2400 MW power plant and a second charge by way of hypothecation on all the movable fixed assets As on March 31, 2014, the amount outstanding under this facility is Rs 3,990 million ($ 66.5 million). The loan is repayable in 16 quarterly installments from the end of quarter ending March 2015 till December 2018.

In March 2014, SSL has taken a loan of Rs 18,000 million from Axis Bank at an interest rate of 10.50%. These loans are secured by a first charge by way of mortgage / hypothecation of movable / immovable of all present and future assets of Jharsuguda Aluminium. These loans are repayable as Rs 6,000 million ($ 100.0 million) in February 2017, Rs 7,000 million ($116.7 million) in February 2018 and Rs 5,000 million ($83.3 million) in February 2019. As at March 31, 2014 the amount outstanding under this facility is Rs 17,801 million ($296.7 million).

During the previous years, SSL has also taken from State Bank of India at an interest rate of 11.75%. These loans are secured by (i) first priority charge by way of hypothecation of all present and future unencumbered and encumbered movable fixed asset for the Alumina refinery expansion at Lanjigarh and smelter expansion Project at Jharsuguda (including but not limited to Plant and Machinery, Machinery Spares, tools and accessories, base stock funded by the Rupee Facility of the Project (ii) first charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the project of Jharsuguda Aluminium (iii) first Charge on the debt service receivable account and all monies lying to the credit of such amount from time to time (iv) second charge on current assets of Jharsuguda Aluminium for the project (v) These term loans are also backed by a Corporate Guarantee from Vedanta Resources Plc. These loans are repayable as Rs 4961 million within one year, Rs 9,922 million within second year, Rs 62,012 million within third year to fifth year, Rs 18,480 million beyond fifth year. As at March 31, 2014 the amount outstanding under this facility is Rs 95,375 million ($1,589.6 million)

In June 2013, TMHL has also taken a term loan of $ 1,200 million from Standard Chartered Bank. The loan bears an interest rate of LIBOR plus 275 basis points and is due for repayment in four equal annual installments starting from June 2015. The facility is guaranteed by Vedanta Resources Plc. Further TEHL has pledged all the shares it holds in TMHL as security for this loan. As at March 31, 2014 the amount outstanding under this facility is $ 1,191.5 million (Rs 71,490 million).

During the previous years and current year, TMHL has also taken Loan from Vedanta Resources Jersey II Limited amounting to $ 3,900 million at an average interest rate of 7.90%. The said loan is repayable from May 2016 to May 2023. The outstanding balance as on March 31, 2013 & March 31, 2014 is $ 3,321.0 million and $ 3,893.8 million (Rs. 233,628 million) respectively.

Buyers’ credit

SSL had utilised extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2013, the balance outstanding under this facility was Rs.378 million ($ 6.3 million). The outstanding loan as of March 31, 2013 was bearing interest rate at LIBOR plus 167 basis points. These are unsecured debts. These buyers credit have been paid during the year.

In June 2009, BALCO obtained onetime non-fund based limit of Rs. 6,250 million from Axis Bank for the purchase of capital goods for projects. The facility is secured by first pari passu charge on project moveable assets of BALCO (except borrowings in Indian currency i.e. BALCO can create charge on fixed assets for the domestic borrowings). As at March 31, 2013 and March 31, 2014 the amount outstanding under this facility was Rs.963 million and Rs.1,003 million ($16.7 million) respectively. The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable up to September 2014.

In January 2010, BALCO obtained a non-fund based limit of Rs. 6,000 million from ICICI Bank for the purpose of import of capital goods, and subsequently another limit of Rs.2,500 million in December 2010 and Rs. 7,500 million in October 2011 which is secured by exclusive charge on assets imported under the facility. As at March 31, 2013 and March 31, 2014 the amount outstanding under this facility was Rs 10,299 million and Rs 5,865 million ($97.8 million) respectively. The interest rate on this facility is six-month LIBOR plus 170 basis points. The said outstanding amount is repayable on various dates from April 2014 to March 2015.

In May 2010, BALCO obtained buyers credit facility of $ 50 million from DBS Bank Limited, Singapore for the import of capital goods for projects. The facility is secured by first pari passu charge on all movable fixed assets including plant and machinery related to 1200 MW power plant and 3.25 LTPA Smelter project, both present and future along with secured lenders. The interest rate on this facility is six-month LIBOR plus 175 basis points. The outstanding amount is repayable from May 2013 to June 2013. The balance outstanding under the facility as at March 31, 2013 was Rs. 442 million. The same has been repaid during the year.

In March 2012, VGCB has obtained a non-fund based limit of Rs.1,500 million from Axis Bank for the purpose of import of capital goods, which is secured by a first pari passu floating charge on movable & immovable assets and unconditional and irrevocable corporate guarantee from SSL. As at March 31, 2013 and March 31, 2014, the amount outstanding under this facility was Rs. 804 million and Rs 967 million ($ 16.1 million). The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable on various dates from October 2014 to May 2015.

In August 2010, TSPL obtained a non-fund based limit of Rs.10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SSL and a first charge on a pari passu basis on all the movable assets of TSPL. As at March 31, 2013 and March 31, 2014, the balance outstanding under this facility was Rs. 9,400 million and Rs. 7,911 million ($131.9 million) respectively. The interest rate on this facility is LIBOR plus 192 basis points. The said outstanding amount is repayable from April 2014 to September 2014.

In November 2011, TSPL obtained a non-fund based limit of Rs.5,000 million from State Bank of India for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SSL. As at March 31, 2013 and March 31, 2014 the balance outstanding under this facility was Rs. 5,285 million and Rs.5,834 million ($ 97.2 million) respectively. The interest rate on this facility is LIBOR plus 173 basis points. The said outstanding amount is repayable from May 2014 to September 2014.

In January 2012, TSPL obtained a non-fund based limit of Rs.5,000 million from Axis Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SSL and a sub servient charge on all the movable assets of TSPL. As at March 31, 2013 and March 31, 2014, the balance outstanding under this facility was Rs. 5,144 million and Rs 5,684 million ($94.7 million) respectively. The interest rate on this facility is LIBOR plus 190 basis points. The outstanding amount is repayable from April 2014 to September 2014.

In July 2012, TSPL obtained a non-fund based limit of Rs.3,900 million from Punjab National Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SSL. As of March 31, 2013 and March 31, 2014, the outstanding amount under this facility was Rs 3,560 million and Rs 3,655 million ($ 60.9 million). The interest rate on this facility is LIBOR plus 85 basis points. The said outstanding amount repayable from June 2014 to July 2014, has been rolled over to December 2014 and January 2015.

In March 2014, TSPL obtained a non-fund based limit of Rs.5,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SSL and a first charge on a pari passu basis on all the movable assets of TSPL. As of March 31, 2014, the amount outstanding is Rs 595 million ($9.9 million). The interest rate on this facility is LIBOR plus 38 basis points. The said outstanding amount is repayable in March 2015.

In July 2013, TSPL obtained a non-fund based limit of Rs. 2,500 million from Yes Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SSL. As of March 31, 2014, the outstanding amount under this facility was Rs. 2,292 million ($ 38.2 million). The interest rate on this facility is LIBOR plus 74 basis points. The said outstanding amount is repayable from June 2014 to Dec 2014.

In Oct 2013, TSPL obtained a non-fund based limit of Rs. 2,500 million from Yes Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SSL and a sub servient charge on all the movable assets of TSPL. As of March 31, 2014, the outstanding amount under this facility was Rs 2,293 million ($38.2 million). The interest rate on this facility is LIBOR plus 76 basis points. The said outstanding amount is repayable from Oct 2014 to Nov 2014.

In Dec 2013, TSPL obtained a non-fund based limit of Rs. 2,000 million from IndusInd Bank for the purpose of import of capital goods, which is secured by unconditional and irrevocable corporate guarantee from SSL. As of March 31, 2014, the outstanding amount under this facility was Rs. 614 million ($ 10.2 million). The interest rate on this facility is LIBOR plus 85 basis points. The said outstanding amount is repayable in Dec 2014.

SSL had credit terms relating to purchases of property, plant and equipment amounting to Rs. 9,045 million and Rs. 1,320 million ($ 22.0 million) as at March 31, 2013 and March 31, 2014, respectively. These loans bear average interest at LIBOR plus 200 basis points. These are secured by all of the fixed assets of Jharsuguda Aluminium, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority over other creditors. Project buyers’ credit have an average maturity of August 2014.

Non-convertible debentures (NCDs)

In October 2008, SSL issued NCDs of Rs 4,000 million to the Life Insurance Corporation of India at an interest rate of 11.50% and secured by first pari passu charge in favour of Debenture Trustees on the immovable properties situated at Mauje Ishwarpura, Taluka Kadi, District Mehsana, Gujarat and in the District of Kalahandi, Odisha. These NCDs are further secured by first pari passu charge over the fixed assets of Jharsuguda Aluminium pertaining to 1MTPA Lanjigarh Alumina Refinery. These NCDs are redeemable in three equal installments payable at October 22, 2015, October 22, 2014 and October 22, 2013 respectively. The first installment is already been paid in November 22, 2013. As on March 31, 2013 and March 31, 2014, the amount outstanding under this facility is Rs. 4,000 million and Rs. 2,667 million ($ 44.5 million).

In October, November and December 2012, SSL had issued NCDs for an aggregate amount of Rs 20,000 million. Out of these, Rs 10,000 million NCDs were issued at a coupon rate of 9.40% p.a., while another Rs 10,000 million NCDs have been issued at a coupon rate of 9.24% p.a. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the movable fixed assets of Jharsuguda 2400 MW Power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all time during the currency of NCDs. These NCDs are redeemable in tranches of Rs 5,000 million each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs. As on March 31, 2013 and March 31, 2014 the outstanding amount under this facility is Rs 19,939 million and Rs 19,949 million ($ 332.5 million)

In April 2013, SSL had issued NCDs for an aggregate amount of Rs 25,000 million with an interest rate of 9.10% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs. As on March 31, 2014 the amount outstanding under this facility is 24,966 million ($416.1 million).

In July 2013, SSL had issued NCDs for an aggregate amount of Rs 12,000 million in two tranches of Rs 7,500 million and Rs 4,500 million, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the state of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on July 4, 2023 for Rs 7,500 million and on July 5, 2023 for Rs 4,500 million. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs. As on March 31, 2014 the amount outstanding under this facility is Rs 11,978 million ($199.6 million)

In November 2008, BALCO issued Rs. 5,000 million in Indian Rupee denominated NCDs to Life Incorporation of India. The debentures are repayable in three equal yearly installments beginning in November 2013. The first installment is already repaid in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures. As of March 31, 2013 and March 31, 2014 the outstanding balance was Rs. 5,000 million and Rs. 3,333 million ($ 55.6 million) respectively.

In May 2013, BALCO had issued NCDs of Rs 5,000 Million to Kotak Mahindra Bank and Axis Bank Limited. The debentures are repayable in two equal installments in November 2015 and May 2016. The applicable interest rate is 8.59% per annum. The debentures are secured and have a first pari passu charge over fixed assets of BALCO with minimum security cover of 1.10 times. As of March 31, 2014 the outstanding balance was Rs. 4,995 million ($ 83.3 million).

In December 2010 and January 2011, TSPL has issued NCDs of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The NCDs are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the tenure of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by SIIL. NCDs have tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As of March 31, 2013 and March 31, 2014, the amount outstanding was Rs. 15,004 million and Rs.15,027 million ($ 250.5 million) respectively.

In May 2013, VGCB issued NCDs to IDFC Bank of Rs 3,000 million at an interest rate of 9% per annum. These NCDs are redeemable on May 6, 2016, and also carry a put and call option exercisable at the end of 2nd year, May 6, 2015. The NCDs are secured 1.1 times of the face value of outstanding debentures, by way of charge on the fixed assets of the VGCB. As of March 31, 2014 the amount outstanding was Rs. 3,000 million ($ 50.0 million).

Commercial papers

During the year, SSL has issued commercial papers to various asset management companies for funding project payables. As of March 31, 2013 and March 31, 2014 the outstanding amount was Rs. 500 million and Rs 32,014 million ($ 533.6 million) bearing coupon rate ranging between of 9.70% to 10.26%. These were issued for short duration and are due for repayment within one year starting from April 2014 to October 2014. Out of the outstanding balance Rs 8,850 million has been repaid till June 2014.

During the year, BALCO has issued commercial papers to various asset management companies for funding project loan repayment and operational payables. As of March 31, 2014 outstanding balance was Rs. 11,080 million ($ 184.7 million) bearing average coupon rate of 10.08%. These were issued for a short duration and are repaid in April 14 and May 14.

During the year, TSPL has issued commercial papers to various asset management companies for funding project payables, which is secured by unconditional and irrevocable corporate guarantee from SSL. As of March 31, 2014 outstanding balance was Rs. 6,263 million (104.4 million) bearing coupon rate ranging between 9.75% to 10.40%. These were issued for a shorter duration and are repaid in April 2014 and June 2014.

Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, SSL (erstwhile Sterlite Industries India Limited) raised $ 500 million by issue of 4.0% Convertible Notes of $ 1,000 each (the “Convertible Notes”). Subject to certain exceptions, the note holders have an option to convert these Convertible Notes into ADSs (each ADS now represents four equity shares. Prior to the bonus issue and the share split of the equity shares of the Company on June 25, 2010, each ADS represented one equity share) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of notes which is equal to a conversion price of approximately $ 23.33 per ADS. Upon effectiveness of the scheme of Amalgamation and Arrangement, conversion rate has been changed to $ 25.7213 ADSs per $1,000 principal amount of notes which is equal to a conversion price of approximately $38.88 per ADS. Further, at any time after November 4, 2012, SSL has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which SSL is required to pay contractually on October 30, 2014 is $ 500 million, unless previously converted, redeemed or purchased and cancelled. The amount outstanding as on March 31, 2013 and March 31, 2014 is Rs 24,081 million and Rs 28,710 ($ 478.5 million).

5% Convertible Bonds of $ 100,000 each amounting to US$ 500 million issued by SSL (erstwhile Sesa Goa Limited) in Financial Year 2009-10. The bondholders have an option to convert these FCCBs into shares, at a conversion price of Rs 346.88 per share and at a fixed rate of exchange on conversion of Rs 48.00 per US$ 1.00 at any time on or after December 9, 2009. The conversion price is subject to adjustment in certain circumstances. The FCCBs may be redeemed in whole, but not in part, on or after October 30, 2012, subject to certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCBs fall due for redemption on October 31, 2014 at par. The amount which SSL is required to pay contractually on October 31, 2014 is $ 216.8 million, unless previously converted, redeemed or purchased and cancelled. Up to March 31, 2014, 2,832 FCCB’s have been converted into 39,188,159 equity shares. The amount outstanding as on March 31, 2013 and March 31, 2014 is Rs 9,709 million and Rs 12,081 million ($ 201.4 million).

The conversion option amounting to Rs. 61 million and Rs. NIL million and un-amortised borrowing costs amounting to Rs. 119 million and Rs.42 million ($ 0.7 million) as of March 31, 2013 and March 31, 2014 respectively, are included along with the notes in consolidated statements of financial position

19. Acceptances

Acceptances consist of:

	As at March 31,
	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Payable under trade financing arrangements	79,486	90,718	1,512.0

	79,486	90,718	1,512.0

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Group. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

20. Trade and other payables

Trade and other payables consist of:

	As at March 31,
	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Trade payables	71,744	84,025	1,400.5
Advances from customers	2,506	3,408	56.8
Amount due to related parties	18,701	27,024	450.4
Creditors for capital expenditure	33,645	35,129	585.5
Security deposit and retentions	12,612	10,362	172.7
Payable on ASARCO claim [Refer Note 30(c)(i)]	4,501	4,973	82.8
Other payables	13,485	16,740	279.0

	157,194	181,661	3,027.7

Trade payables are non-interest bearing and are normally settled within 1 day to 180 days terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory dues and other.

21. Provisions

	Restoration, rehabilitation and environmental (a)	Other (b)	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)
As at April 1, 2012 (recast)	11,198	2,948	14,146
Additions	1,383	412	1,795
Disposals	—	(299)	(299)
Unwinding of discount	717	—	717
Exchange differences	23	(20)	3

As at March 31, 2013 (recast)	13,321	3,041	16,362

Classification as at March 31, 2013 (recast)
Current	—	792	792
Non-current	13,321	2,249	15,570

	13,321	3,041	16,362

	Restoration, rehabilitation and environmental (a)	Other (b)	Total	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
As at April 1, 2013 (recast)	13,321	3,041	16,362	272.7
Additions	224	154	378	6.3
Disposal	—	(126)	(126)	(2.1)
Unwinding of discount and effect of changes in discount rate	213	—	213	3.6
Exchange differences	897	463	1,360	22.7

As at March 31, 2014	14,655	3,532	18,187	303.2

Classification as at March 31, 2014
Current	358	768	1,126	18.8
Non-current	14,297	2,764	17,061	284.4

	14,655	3,532	18,187	303.2

(a) Restoration, rehabilitation and environmental

The provision for restoration, rehabilitation, decommissioning and environmental represents the Group’s best estimate of the costs which will be incurred in the future to meet the obligations under the laws of the land, the terms referred to in the Group’s mining and other licenses and contractual arrangements. Within India, the principal restoration, rehabilitation and environmental provisons are recorded within Cairn where a legal obligation exists relating to oil and gas fileds where costs are expected to be incurred in restoring the site of production facility at the end of producing life of oil fields. These amounts become payable upon closure of the mines or oil and gas fields and are expected to be incurred over a period of 1 to 26 years.

(b) Other

Other provisions comprise the Group’s best estimate of the costs based on the possibility of occurrence in the future to settle certain legal, tax and other claims outstanding against the Group. The timing of cash flows in respect of such provisions cannot be reasonably determined.

This also includes one onerous contract related to redundancy cost at Lisheen. The provision for redundancy cost becomes payable to employees on their termination of employment on or before the mine closure.

22. Other non-current liabilities

Non-current liabilities consist of:

	As at March 31,
	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Security deposits and retentions	13,180	12,314	205.2
Others	—	262	4.4

	13,180	12,576	209.6

23. Employee benefits

The Group participates in defined contribution and benefit schemes, the assets of which are held (where funded) in separately administered funds.

For defined contribution schemes the amount charged to the consolidated statements of profit or loss is the total of contributions payable in the year.

For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Actuarial gains and losses arising in the year are recognized in full in the consolidated statements of profit or loss of that year.

Defined contribution plans

The Group contributed a total of Rs 1,116 million, Rs 1,159 million, Rs 1,499 million ($25.0 million) for the years ended March 31, 2012, 2013 and 2014 respectively, to the following defined contribution plans.

Central provident fund

In accordance with the Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2014) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the period they are incurred. Where the contributions are made to independently managed and approved funds, shortfall in actual return, if any, from the return guaranteed by the State are made by the employer. There is no such shortfall in the actual return for independently managed funds for the years ended March 31, 2013 and 2014. The benefits are paid to employees on their retirement or resignation from the Group.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. SSL and each relevant Indian subsidiary holds a policy with Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the period they are incurred.

Australian pension scheme

The Group also participates in defined contribution superannuation schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.25% of an employee’s gross remuneration where the employee is covered by an industrial agreement and 12.25% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the period they are incurred.

Skorpion Zinc Provident Fund, Namibia

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. The Group contribution to the fund is a fixed percentage of 8% per month of pensionable salary, whilst the employee contributes 7% with the option of making additional contributions, over and above the normal contribution, up to a maximum of 12%.

The Fund provides disability cover which is equal to the member’s fund credit and a death cover of 2 times annual salary in the event of death before retirement.

Black Mountain (Pty) Limited, South Africa Pension & Provident Funds

BMM has two retirement funds, both administered by Alexander Forbes, a registered financial service provider. Both funds form part of the Alexander Forbes umbrella fund and are defined contribution funds. The purpose of the funds is to provide retirement and death benefits to all eligible employees. Both the fund plans are defined contribution schemes for its employees and amount of contribution paid or payable during the year charged to profit or loss. Group contributes at a fixed percentage of 10.5% for up to supervisor grade and 15% for others.

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

Defined benefit plans

Post Retirement Medical Benefits:

The Group has a scheme of post retirement medical benefits for employees at BMM. Based on an actuarial valuation conducted as at year end, a provision is recognised in full for the benefit obligation. The scheme is unfunded. The obligation relating to post retirement medical benefits at BMM were Rs. 339 million and Rs.324 million ($ 5.4 million) as at March 31, 2013 and 2014 respectively. The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 (Revised 2011) “Employee benefits”.

Gratuity plan

In accordance with the Payment of Gratuity Act of 1972, SSL and its Indian subsidiaries contribute to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Group.

Based on actuarial valuations conducted as at year end, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity plan. In case where there is no Gratuity plan, full provision is recognised in the consolidated statements of financial position.

Principal actuarial assumptions.

Principal actuarial assumptions used to determine the present value of the defined benefit obligation are as follows:

	Year ended March 31, 2012 (recast)	Year ended March 31, 2013 (recast)	Year ended March 31, 2014
Discount rate	8% - 9%	8%	9% - 9.1%
Expected rate of increase in compensation level of covered employees	3% - 10.0%	3% - 12.0%	3% - 12.0%

In India, the mortality tables used, assume that a person aged 60 at the end of the balance sheet date has a future life expectancy of 19 years.

Assumptions regarding mortality for Indian entities are based on mortality tables of ‘ Indian Assured Lives Mortality (2006-2008)’ published by the Institute of Actuaries of India.

Amount recognised in the consolidated statements of financial position consists of:

	Year ended March 31, 2012 (Rs. in million) (recast)	Year ended March 31, 2013 (Rs. in million) (recast)	Year ended March 31, 2014 (Rs. in million)	Year ended March 31, 2014 (US dollars in million)
Fair value of plan assets	2,417	2,521	2,754	45.9
Present value of defined benefit obligations	(3,983)	(4,352)	(4,439)	(74.0)

Net liability arising from defined benefit obligation	(1,566)	(1,831)	(1,685)	(28.1)

Amounts recognised in consolidated statements of profit or loss in respect of defined benefit pension schemes are as follows:

	Year ended March 31, 2012 (Rs. in million) (recast)	Year ended March 31, 2013 (Rs. in million) (recast)	Year ended March 31, 2014 (Rs. in million)	Year ended March 31, 2014 (US dollars in million)
Current service cost	194	251	260	4.3
Net interest cost	137	130	138	2.3

Total charge to consolidated statement of profit or loss	331	381	398	6.6

Amounts recognised in the consolidated statements of comprehensive income in respect of defined benefit pension scheme are as follows:

	Year ended March 31, 2012 (Rs. in million) (recast)	Year ended March 31, 2013 (Rs. in million) (recast)	Year ended March 31, 2014 (Rs. in million)	Year ended March 31, 2014 (US dollars in million)
Remeasurements on the net defined benefit obligation:-
Actuarial (gains) / losses arising from changes in demographic assumptions	—	—	(7)	(0.1)
Actuarial (gains) / losses arising from changes in financial assumptions	(11)	26	(260)	(4.4)
Actuarial (gains) / losses arising from experience adjustments	288	351	412	6.9
Return on plan assets (excluding amounts included in net interest cost)	(56)	(31)	(47)	(0.8)

Remeasurement of the net defined benefit liability (asset)	221	346	98	1.6

The movement during the year ended March 31, 2014 in the present value of the defined benefit obligation was as follows:

	Year ended March 31, 2012 (Rs. in million) (recast)	Year ended March 31, 2013 (Rs. in million) (recast)	Year ended March 31, 2014 (Rs. in million)	Year ended March 31, 2014 (US dollars in million)
As at April 1,	(3,434)	(3,983)	(4,352)	(72.5)
At acquisition	(245)	—	—	—
Current service cost	(194)	(251)	(260)	(4.3)
Benefits paid	443	581	666	11.0
Interest cost of scheme liabilities	(276)	(322)	(348)	(5.8)
Actuarial gains / (losses) arising from changes in demographic assumptions	—	—	7	0.1
Actuarial gains / (losses) arising from changes in financial assumptions	11	(26)	260	4.4
Actuarial gains / (losses) arising from experience adjustments	(288)	(351)	(412)	(6.9)

As at March 31,	(3,983)	(4,352)	(4,439)	(74.0)

The movement during the year ended March 31, 2014 in the fair value of plan assets was as follows:

	Year ended March 31, 2012 (Rs. in million) (recast)	Year ended March 31, 2013 (Rs. in million) (recast)	Year ended March 31, 2014 (Rs. in million)	Year ended March 31, 2014 (US dollars in million)
As at April 1,	1,735	2,417	2,521	42.0
At acquisition	169	—	—	—
Contributions received	692	375	535	8.9
Benefits paid	(374)	(494)	(559)	(9.3)
Remeasurement gains / (losses) arising from return on plan asset (excluding amounts included in net interest cost)	56	31	47	0.8
Interest income	139	192	210	3.5

As at March 31,	2,417	2,521	2,754	45.9

	LIC		ICICI
% allocation of plan assets	As at March 31		As at March 31
Assets by category	2013	2014	2013	2014
Government securities	43.4	46.6	—	—
Debentures/bonds	42.8	34.6	9.0	9.0
Equity instruments	5.2	4.6	6.0	6.0
Fixed Deposits	8.4	14.2	25.0	25.0
Money market instruments	0.2	0.0	60.0	60.0

	100.0	100.0	100.0	100.0

The actual return on plan assets was Rs 195 million, Rs 223 million and Rs 257 million ($4.3 million) for the years ended March 31, 2012, 2013 and 2014 respectively.

The weighted average duration of the defined benefit obligation is 11.68 years, 11.27 years and 11.50 years for the years ended March 31, 2012, 2013 and 2014 respectively.

The Group expects to contribute Rs 274 million ($ 4.6 million) to the funded defined benefit plans in fiscal 2015.

Sensitivity analysis

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the reporting period while holding all other assumptions constant.

Increase / (Decrease) in defined benefit obligation Rs million
Discount rate
Increase by 0.50%	(2.0)
Decrease by 0.50%	2.2
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	2.1
Decrease by 0.50%	(2.0)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined obligation liability recognised in the statement of financial position.

Risk analysis

Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefits plans and management estimation of the impact of these risks are as follows:

Investment risk

Most of the Indian defined benefit plans are funded with Life Insurance Corporation of India. Group does not have any liberty to manage the fund provided to Life Insurance Corporation of India.

The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to Government of India bonds for Group’s Indian operations. If the return on plan asset is below this rate, it will create a plan deficit.

Interest risk

A decrease in the interest rate on plan assets will increase the plan liability.

Longevity risk/ Life expectancy

The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan liability.

Salary growth risk

The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan liability.

24. Financial instruments

This section gives an overview of the significance of financial instruments for the Group and provides additional information on the consolidated statements of financial position. Details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 and Note 3.

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2013 and 2014.

As at March 31, 2013 (recast)
	(Rs. in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available- for- sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	1,212	—	1,212	1,212
Other non-current assets	—	—	7,415	—	—	7,415	6,638
Trade and other receivables	—	—	108,326	—	—	108,326	108,326
Short term investments
—Bank deposits	—	—	149,947	—	—	149,947	149,947
—Other investments	—	258,224	—	—	—	258,224	258,224
Derivative financial assets	—	—	—	—	1,057	1,057	1,057
Cash and cash equivalents including restricted cash	15,905	—	—	—	—	15,905	15,905

	15,905	258,224	265,688	1,212	1,057	542,086	541,309

The consolidated statements of financial position and Note 14 “Trade and other receivables” include balances with government authorities of Rs. 8,107 million, prepayments of Rs. 2,150 million, advance for supplies of Rs. 9,536 million and claims and other receivables of Rs 3,408 million which are not financial assets and hence have been excluded from the above table.

The consolidated statements of financial position and Note 12 “Other non-current assets” include balances with government authorities of Rs. 3,106 million which are not financial assets and hence have been excluded from the above table.

As at March 31, 2013 (recast)
	(Rs. in million)
Financial liabilities	Derivatives not used for hedging	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
—Short-term	—	—	178,413	178,413	178,413
—Long term (other than convertible notes)	—	—	489,248	489,248	497,681
—Convertible notes	61	—	33,729	33,790	38,616
Acceptances	—	—	79,486	79,486	79,486
Trade and other payables	—	—	146,375	146,375	146,375
Derivative financial liabilities	—	3,687	—	3,687	3,687

Total	61	3,687	927,251	930,999	944,258

The consolidated statements of financial position and Note 20 “Trade and other payables” include advances from customers of Rs. 2,506 million and other payables which includes balances due to government authorities of Rs. 3,392 million, other employees benefits of Rs. 3,496 million, liability towards compensation ordered by Supreme Court of Rs. 1,000 million and other payables of Rs. 425 million which are not financial liabilities and hence have been excluded from above table.

As at March 31, 2014:
	(Rs. in million)							(US dollar in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	111	—	111	111	1.9	1.9
Other non—current assets	—	—	8,339	—	—	8,339	8,293	139.0	138.2
Trade and other receivable	—	—	76,717	—	—	76,717	76,717	1,278.6	1,278.6
Short term investments								—	—
—Bank deposits	—	—	115,339	—	—	115,339	115,339	1,922.3	1,922.3
—Other investments	—	402,676	—	—	—	402,676	402,676	6,711.3	6,711.3
Derivative financial assets	—	—	—	—	3,235	3,235	3,235	53.9	53.9
Cash and cash equivalents including restricted cash	15,423	—	—	—	—	15,423	15,423	257.1	257.1

	15,423	402,676	200,395	111	3,235	621,840	621,794	10,364.1	10,363.3

The consolidated statements of financial position and Note 14 “Trade and other receivables” include balances with government authorities of Rs. 6,360 million ($ 106.0 million), prepayments of Rs. 1,380 million ($ 23.0 million), advance for supplies of Rs. 6,957 million ($ 116.0 million) and claims and other receivables of Rs. 5,001 million ($ 83.3 million) which are not financial assets and hence have been excluded from the above table.

The consolidated statements of financial position and Note 12 “Other non-current assets” include balances with government authorities of Rs. 4,114 million ($ 68.6 million) and claims and other receivables of Rs. 362 million ($ 6.1 million) which are not financial assets and hence have been excluded from the above table.

As at March 31, 2014:
	(Rs. in million)			(US dollars in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short term (other than convertible notes)	—	120,937	120,937	120,937	2,015.6	2,015.6
—Long term	—	547,375	547,375	545,219	9,122.9	9,087.0
—Convertible notes	—	40,791	40,791	43,281	679.9	721.3
Acceptances	—	90,718	90,718	90,718	1,512.0	1,512.0
Trade and other payables	—	167,721	167,721	167,721	2,795.3	2,795.3
Derivative financial liabilities	9,195	—	9,195	9,195	153.2	153.2

Total	9,195	967,542	976,737	977,071	16,278.9	16,284.4

The consolidated statements of financial position and Note 20 “Trade and other payables” include advances from customers of Rs. 3,408 million ($ 56.8 million) and other payables which includes balances due to government authorities of Rs. 3,646 million ($ 60.8 million), other employees benefits of Rs. 2,991 million ($ 49.9 million) and security deposits and other payables of Rs. 3,895 million ($ 64.9 million) which are not financial liabilities and hence have been excluded from the above table.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Adoption of IFRS 13: Fair Value Measurement, has resulted in some minor changes to the method of valuation of financial derivatives instruments during the period. The credit risk arising from the non performance by counterparties i.e. credit value adjustment (‘CVA’) and debit value adjustment (‘DVA’) of their contractual financial obligations have been adjusted in fair value of financial derivatives The net impact of CVA/DVA adjustment has resulted in gain of Rs. 101 million during the year ended 31 March 2014. Changes in the fair value of the financial derivative instruments attributable to the change in the credit risk, resulted in a decrease in the fair value of such instruments Rs. 101 million during the year ended 31 March 2014.

The below tables summarise the categories of financial assets and liabilities as at March 31, 2013 and 2014 measured at fair value:

As at March 31, 2013 (recast)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)
Financial assets
At fair value through profit or loss
— Held for trading	258,224	—	—
— Derivative financial assets
— Commodity contracts	925	—	—
— Forward foreign currency contracts	—	132	—
Available-for-sale investments	—	—	—
—Financial asset investments held at fair value	112	—	1,100

	259,261	132	1,100

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Currency swap	—	654	—
—Interest rate swap	—	1,282	—
—Forward foreign currency contracts	—	1,569	—
—Forward foreign current contracts (Net investment in foreign operation)	—	182	—
— Embedded derivative on convertible notes	—	—	61

	—	3,687	61

As at March 31, 2014	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)			(US dollars in millions)
Financial assets
At fair value through profit or loss
— Held for trading	402,676	—	—	6,711.3	—	—
— Derivative financial assets	—	—	—	—	—	—
—Commodity contracts	402	—	—	6.7	—	—
— Forward foreign currency contracts	—	915	—	—	15.2	—
— Forward foreign current contracts (Net investment in foreign operation)	—	1,918	—	—	32.0	—
Available-for-sale investments
—Financial asset investments held at fair value	111	—	—	1.9	—	—

	403,189	2,833	—	6,719.9	47.2	—

As at March 31, 2014	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)			(US dollars in millions)
Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
-Interest rate swap	—	1,725		—	28.8	—
—Commodity contracts	86	—	—	1.4	—	—
—Forward foreign currency contracts	—	7,384	—	—	123.0	—

	86	9,109	—	1.4	151.8	—

Movement in the fair value of embedded derivative on convertible notes (Level 3 item):

As at March 31,	2013	2014	2014
	Rs. in Millions	Rs. in Millions	US dollar in millions
As at April 01,	1,499	61	1.0
Credited to consolidated statements of profit or loss (Refer Note 6- Finance & other cost)	(1,438)	(61)	(1.0)

As at March 31,	61	—	—

There are no transfers into or out of Level 3 of the fair value hierarchy.

Movement arising from fair valuation in financial assets investments (Level 3 item):

As at March 31,	2014	2014
	Rs. in millions	US dollar in millions
As at April 01, 2013	116	2.1
Disposed during the year	(116)	(2.1)

As at March 31, 2014	—	—

The below tables summarise the fair value of financial liabilities which are carried at amortised cost as at March 31, 2013 and 2014:

As at March 31, 2013	(Level 2)
	(Rs. in million)
Financial liabilities
At amortised cost
—Long term borrowings (other than convertible notes)	497,681
—Convertible notes	38,616

	536,297

As at March 31, 2014	(Level 2)	(Level 2)
	(Rs. in million)	(US dollars in million)
Financial liabilities
At amortised cost
—Long term borrowings	545,219	9,087.0
—Convertible notes	43,281	721.3

	588,500	9,808.3

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged or settled in a current transaction between willing parties.

The following methods and assumptions were used to estimate the fair values:

•	Short-term marketable securities traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house.

•	Trade and other receivables (excluding deposits with government and other prepayments), trade and other payables and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Non current financial assets and financial liabilities: Either the carrying value approximates the fair value or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. Accordingly the fair value of convertible notes as at March 31, 2013 and 2014 is Rs. 38,616 million and Rs. 43,281 million ($ 721.3 million). For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread. The fair value of the embedded derivative liability of convertible notes has been calculated using “Auxiliary Reversed Binomial Tree method” and using the following significant assumptions as at March 31, 2013 and 2014, respectively:

•	the implied volatility as 48.46% and 69.64% as at March 31 2014 and 33.6% and 30.2% as at March 31, 2013 and

•	the Share price of $ 3.15 and ADS price of $ 12.42 as at March 31, 2014 and Share price of $ 2.85 and ADS price of $ 6.98 as at March 31, 2013.

•

Quoted available-for-sale financial assets investments: Fair value is derived from quoted market prices in active markets. Unquoted investment represents an investment made by HZL in the equity share capital of the Andhra Pradesh Gas Power Corporation Limited (APGPCL) and was held at fair value based on a share purchase agreement with a buyer for sale of the entire equity investment in APGPCL for an aggregate consideration of Rs. 1,100 million ($ 18.2 million) The sale has been concluded on April 10, 2013 and consequently, the gain on fair valuation of Rs. 116 million recognized in the consolidated statement of other comprehensive income in the previous year has been recycled to the consolidated statement of profit or loss during the year.

•	Derivative contracts: The Group enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts and Interest rate swaps are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations, foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2014 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no transfers between Level 1 and Level 2 during the year.

Risk management

The Group’s businesses are subject to several risks and uncertainties including financial risks.

The Group’s documented risk management polices act as an effective tool in mitigating the various financial risks to which the business is exposed to in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty and concentration of credit risk and capital management. Risks are identified through a formal risk management programme with active involvement of senior management personnel and business managers at both the corporate and individual subsidiary level. Each operating subsidiary in the Group has in place risk management processes which are in line with the Group’s policy. Each significant risk has a designated ‘owner’ within the Group at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated. The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Group’s Audit Committee. Key business decisions are discussed at the monthly meetings of the Executive Committee, an advisory committee empowered by the board of directors (the “board”) which performs advisory function for board for decision making. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

The risk management framework aims to:

•	improve financial risk awareness and risk transparency

•	identify, control and monitor key risks

•	identify risk accumulations

•	provide management with reliable information on the Group’s risk situation

•	improve financial returns

Treasury management

The Group’s treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

Treasury management focuses on capital protection, liquidity maintenance and yield maximization. The treasury policies are approved by the Board and adherence to these policies is strictly monitored at the Executive Committee meetings. Day-to-day treasury operations of the subsidiary companies are managed by their respective finance teams within the framework of the overall Group’s treasury policies. Long-term fund raising including strategic treasury initiatives are handled by a central team while short-term funding for routine working capital requirements is delegated to subsidiary companies. A monthly reporting system exists to inform senior management of investments, debt, currency, commodity and interest rate derivatives. The Group has a strong system of internal control which enables effective monitoring of adherence to Group’s policies. The internal control measures are effectively supplemented by regular internal audits.

The investment portfolio at the Group and Indian entities is independently reviewed by CRISIL Limited and our portfolio has been rated as “Very Good”.

The Group uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and interest rate and currency swaps and these are subject to the Group’s guidelines and policies. Interest rate swaps are taken to achieve a balance between fixed and floating rates and currency swaps are taken primarily to convert the Group’s exposure to non-US dollar currencies to INR.

Commodity price risk

The Group is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Group produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Group aims to sell the products at prevailing market prices. As much as possible, the Group tries to mitigate price risk through favourable contractual terms. The Group undertakes hedging activity in commodities to a limited degree. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering in to forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level and with clearly laid down guidelines for their implementation by the subsidiaries.

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	purchases and sales of physical contracts

•	cash flow hedging of revenues forecasted highly probable transactions

Aluminum

The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present the Group on selective basis hedges the aluminium content in outsourced alumina to protect its margins.

The Group also enters into hedging arrangements for its aluminium sales to realise month of sale LME prices.

Copper

The Group’s custom smelting copper operations at Tuticorin benefits from a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate margins from Treatment charges/Refining charges or “TcRc”, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are actively managed to ensure that the gains or losses are minimised. The Group hedges this variability of LME prices and tries to make the LME price an indifference cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price. The Group also benefits from the difference between the amounts paid for quantities of copper content received and copper recovered in the manufacturing process, also known as ‘free copper’.

The Group’s copper mines in Tasmania, Australia, during the year supplied approximately 5.1% of the requirement of the custom copper smelter at Tuticorin. Hence, TCRCs are a major source of income for the Indian copper smelting operations. Fluctuations in TCRCs are influenced by factors including demand and supply conditions prevailing in the market for mine output. The Group’s copper business has a strategy of securing a majority of its concentrate feed requirement under long-term contracts with mines.

Zinc India

The sales prices of Zinc and Lead are linked to the LME prices. The Group has some long-term volume contracts with some customers where the prices are linked to prevailing LME prices at the time of shipment. The Group hedges custom production of Indian operation through forwards contracts or other instruments. Raw material for zinc and lead is mined in India.

Zinc International

Raw material for zinc and lead is mined in Namibia, South Africa and Ireland with sales prices linked to the LME prices.

Iron ore

Iron ore is mined in India and the Group exports majority of its Iron ore production at Index based international prices on spot contracts where price is fixed based on the prevailing index price on the date of agreement and on long term contracts wherein the price is arrived by averaging the price of the quarter/ week preceeding the date of bill of lading.

Iron ore prices in the domestic market in India tend to follow international prices. Contract prices are determined by the government-owned agency, NMDC, which usually reacts to firm rise in international prices, though with a lag time, by increasing the domestic prices to align with the international prices.

The Group has historically not used derivatives for iron ore commodity hedging.

Oil and gas

The prices of various crude oils are based upon the price of the key physical benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman etc. More than 60% of the world’s internationally traded crude oil is priced against Dated Brent. The crude oil prices move based upon market factors like supply and demand. The regional producers price their crude basis these benchmark crude with a premium or discount over the benchmark based upon quality differential and competitiveness of various grades.

Natural gas markets are evolving differently in important geographical markets. There is no single global market for natural gas. This could be owing to difficulties in large-scale transportation over long distances as compared to crude oil. Globally, there are three main regional hubs for pricing of natural gas, which are USA (Henry Hub Prices), UK (NBP Price) and Japan (imported gas price, mostly linked to crude oil).

This table illustrates the impact of a 10% movement in LME / LBMA, Oil and Iron Ore prices based on volumes, costs and exchange rates for fiscal 2013 and 2014 and provide the estimated impact on operating profit assuming all other variables remain constant.

10 percent movement in price	Change in operating profit
	2013	2014	2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Copper	1,562	1,322	22.0
Zinc India	9,887	10,794	179.9
Zinc International	4,262	3,888	64.8
Aluminium	6,970	6,637	110.6
Oil	16,372	16,738	279.0
Iron ore	1,078	4	0.1

Total	40,131	39,383	656.4

The impact of a 10 percent movement in prices on net profit and equity would be Rs 36,559 million ($ 609.3 million).

Further, the impact of change in copper LME for provisionally priced copper concentrate purchase at SSL Copper custom smelting operations is pass through in nature and as such will not have any impact on profitability.

Financial risk

The Group’s Board approved financial risk policies comprise liquidity, currency, interest rate and counterparty risk. The Group does not engage in speculative treasury activity but seeks to manage risk and optimize interest and commodity pricing through proven financial instruments.

(a) Liquidity

The Group requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Group generates sufficient cash flows from the current operations which together with the available cash and cash equivalents and short-term investments provide liquidity both in the short-term as well as in the long-term.

SSL’s current ratings from CRISIL are CRISIL AA+/stable for long term and CRISIL A1+ for short-term programmes. These ratings support the necessary financial leverage and access to debt or equity markets at competitive terms. The Group generally maintains a healthy net debt-equity ratio and retains flexibility in the financing structure to alter the ratio when the need arises.

The maturity profile of the Group’s financial liabilities based on the remaining period from the date of financial position to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group.

As at March 31, 2013 (recast) Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	(Rs. in million)
Acceptances	79,486	—	—	—	79,486
Trade and other payables	146,375	—	—	—	146,375
Borrowings (other than convertible notes)	178,837	37,909	330,704	123,539	670,989
Convertible notes	—	38,987	—	—	38,987
Derivative liabilities	2,398	90	1,199	—	3,687

	407,096	76,986	331,903	123,539	939,524

As at March 31, 2014 Payment due by year	<1 year	1-2 years	2-5 years	>5 years	Total
	(Rs. in million)
Acceptances	90,718	—	—	—	90,718
Trade and other payables	167,721	—	—	—	167,721
Borrowings (other than convertible notes)	121,890	53,703	356,884	139,096	671,573
Convertible notes	43,080	—	—	—	43,080
Derivative liabilities	7,550	816	829	—	9,195

	430,959	54,519	357,713	139,096	982,287

US dollars in million	7,182.7	908.6	5,961.9	2,318.3	16,371.5

As at March 31, 2013, the Group had access to funding facilities of Rs. 493,315 million of which Rs. 152,887 million was not yet drawn, as set out below.

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in million)	(Rs. in million)	(Rs. In million)
Less than 1 year	449,708	312,069	137,639
1-2 years	5,040	4,108	932
2-5 years and above	38,567	24,251	14,316

Total	493,315	340,428	152,887

As at March 31, 2014, the Group had access to funding facilities of Rs. 521,537 million ($ 8,692.3 million) of which Rs. 103,699 million ($ 1,728.3 million) was not yet drawn, as set out below:

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in million)	(Rs. in million)	(Rs. in million)
Less than 1 year	497,513	397,673	99,840
2-5 years and above	24,024	20,165	3,859

Total	521,537	417,838	103,699

US dollars in million	8,692.3	6,964.0	1,728.3

Collateral

The Group has pledged a part of its trade receivables, short-term investments and cash and cash equivalents in order to fulfill the collateral requirements for the financial facilities in place. The counterparties have an obligation to return the securities to the Group. There are no other significant terms and conditions associated with the use of collateral.

The details related to the fair value of collateral have been stated in Note 14, 15 and 16.

(b) Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on the consolidated statements of profit or loss, the consolidated statements of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, ZAR, GBP and Euro against the functional currencies of Sesa Sterlite and its subsidiaries.

Exposures on foreign currency loans are managed through the Group wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Group strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged.

The Group uses forward exchange contracts, currency swaps and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Group is also exposed to foreign exchange risk on its exports and foreign exchange risk on its net investment in foreign operations. Most of these transactions are denominated in US dollars. The policy of the Group is to determine on a regular basis what portion of the foreign exchange risk on financing transactions and loans are to be hedged through forward exchange contracts and other instruments. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns. Longer term exposures, except part of net investment in foreign operations exposures, are normally unhedged. However all new long-term borrowing exposures are being hedged. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

The following analysis is based on the gross exposure as at the reporting date which could affect the consolidated statements of profit or loss and consolidated statements of comprehensive income. The exposure summarised below is mitigated by some of the derivative contracts entered into by the Group as disclosed under the section on “Derivative financial instruments”

	As at March 31, 2013 (recast)		As at March 31, 2014		As at March 31, 2014
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)	(US dollars in million)
US dollar	143,810	631,906	150,729	651,592	2,512.1	10,859.9
Australian dollar	286	751	244	829	4.1	13.8
Euro	5,188	3,907	6,349	4,680	105.8	78.0
Namibian dollar	720	999	415	1,206	6.9	20.1
ZAR	2,176	507	1,093	844	18.2	14.1
GBP	—	397	2,058	307	34.3	5.1
Canadian dollar & other	84	131	661	73	11.0	1.2

The Group’s exposure to foreign currency arises where a group entity holds monetary assets and liabilities denominated in a currency different to the functional currency of that entity, with US dollar being the major non-functional currency. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, liquidity and other market changes.

The results of Group’s operations may be affected largely by fluctuations in the exchange rates between the Indian Rupee, Australian dollar, Namibia dollar and ZAR against the US dollar. The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the currencies by 10% against the functional currency of the Group.

A 10% appreciation/depreciation of the respective foreign currencies with respect to the functional currency of the Group and its subsidiaries would result in net decrease/increase in the Group’s profit or loss and equity for the fiscal years 2013 and 2014 by Rs. 8,916 million and Rs. 10,512 million ($ 175.2 million) respectively.

(c) Interest rate risk

The Group is exposed to interest rate risk on short-term and long-term floating rate instruments. The Group’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates.

The borrowings of the Group are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The US dollar debt is split between fixed and floating rates (linked to US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Group has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

The Group invests cash and liquid investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the Group’s goal of maintaining liquidity, carrying manageable risk and achieving satisfactory returns.

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk.

The exposure of the Group’s financial assets as at March 31, 2013 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial assets	260,494	214,262	66,273	541,029
Derivative financial assets	0	0	1,057	1,057

	260,494	214,262	67,330	542,086

The weighted average interest rate on the fixed rate financial assets is 8.0% and the weighted average period for which the rate is fixed is 2.09 years.

The exposure of the Group’s financial liabilities as at March 31, 2013 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non- interest bearing financial liabilities	Total financial liabilities
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial liabilities	392,728	387,299	147,285	927,312
Derivative financial liabilities	—	—	3,687	3,687

	392,728	387,299	150,972	930,999

The weighted average interest rate on the fixed rate financial liabilities is 7.1% and the weighted average period for which the rate is fixed is 2.91 years.

The exposure of the Group’s financial assets as at March 31, 2014 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non- interest bearing financial assets	Total financial assets
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial assets	341,976	202,657	73,972	618,605
Derivative financial assets	0	0	3,235	3,235

	341,976	202,657	77,207	621,840

(US dollars in million)	5,699.6	3,377.7	1,286.8	10,364.1

The weighted average interest rate on the fixed rate financial assets is 6.6% and the weighted average period for which the rate is fixed is 2.35 years.

The exposure of the Group’s financial liabilities as at March 31, 2014 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial liabilities	324,404	480,896	162,242	967,542
Derivative financial liabilities	—	—	9,195	9,195

	324,404	480,896	171,437	976,737

(US dollars in millions)	5,406.7	8,014.9	2,857.3	16,278.9

The weighted average interest rate on the fixed rate financial liabilities is 6.3% and the weighted average period for which the rate is fixed is 3.71 years.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal 2014. The risk estimate provided assumes that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

Movement in interest rates	Impact of US dollar interest rates
	2013	2014	2014
	(Rs. in million)	(Rs. in million)	(US dollars in million)
0.50%	1,865	1,481	24.7
1.00%	3,729	2,962	49.4
2.00%	7,459	5,924	98.7

(d) Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group is exposed to credit risk for receivables, cash and cash equivalents, short-term investments, financial guarantees and derivative financial instruments.

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing. Moreover, given the diverse nature of the Group’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10.0% or more of our revenue on a consolidated basis in any of the years indicated except for our oil and gas business, where a single customer accounted for 11.3% of our revenue on a consolidated basis in fiscal year 2014. This customer accounted for less than 10% of our revenue in fiscal 2013. The history of trade receivables shows a negligible provision for bad and doubtful debts. The credit risk on the loans to associate and other related parties is supported by a Letter of comfort from Vedanta. Therefore, the Group does not expect any material risk on account of non-performance by any of the Group’s counterparties.

For short-term investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. For derivative and financial instruments, the Group attempts to limit the credit risk by only dealing with reputable banks and financial institutions having high credit-ratings assigned by international credit-rating agencies. Defined limits are in place for exposure to individual counterparties in case of mutual funds schemes and bonds.

The carrying value of the financial assets other than cash represents the maximum credit exposure. The Group’s maximum exposure to credit risk at March 31, 2013 and March 31, 2014 is Rs. 526,181 million and Rs. 606,417 million ($ 10,107.0 million).

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 30 on “Commitments, contingencies, and guarantees”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2014, that defaults in payment obligations will occur except as described in Note 14 on allowance for impairment of trade and other receivables.

Of the year end trade and other receivable balance the following were past due but not impaired:

As at March 31	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million)	(US dollar in million)
Less than 1 month	2,490	2,424	40.4
Between 1 - 3 months	3,747	7,533	125.6
Between 3 - 12 months	2,252	2,462	41.0
Greater than 12 months	1,656	1,816	30.3

	10,145	14,235	237.3

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case to case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer.

Receivables amounting to Rs. 2,150 million ($ 35.8 million), of the Power division of the Group have been impaired primarily as a result of an ongoing dispute in relation to a tariff agreement with a power supply company. Further, receivables from a Joint Operation Partner in respect of oil and gas segment of the Group, amounting to Rs. 4,947 million ($ 82.5 million), have been impaired due to uncertainty of its recoverability.

The credit quality of the Group’s customers is monitored on an ongoing basis and assessed for impairment where indicators of such impairment exist. The solvency of the debtor and their ability to repay the receivable is considered in assessing receivables for impairment. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

Derivative financial instruments
The Group uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and these are subject to the Group guidelines and policies.

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

The Group uses derivative instruments as part of its management of exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The use of derivatives can give rise to credit and market risk. The Group tries to control credit risk as far as possible by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

Embedded derivatives

Derivatives embedded in other financial instruments or other contracts are treated as separate derivative contracts and marked-to-market when their risks and characteristics are not clearly and closely related to those of their host contracts and the host contracts are not fair valued.

In respect of embedded derivative conversion option, a 10% increase in SSL’s ADR/share price would have resulted in an approximate loss of Rs. 381 million and Rs. 1 million ($ 0.0 million) for the fiscal 2013 and 2014 respectively and a 10% decrease in SSL’s ADR/share price would have resulted in an approximate gain of Rs. 169 million and Rs. 1 million ($ 0.0 million) for the fiscal 2013 and 2014 respectively.

A 10% increase in implied volatility would have resulted in an approximate loss of Rs. 352 million and Rs. 1 million ($ 0.0 million) for fiscal 2013 and 2014 respectively. A 10% decrease in implied volatility would have resulted in an approximate gain of Rs. 184 million and Rs. 1 million ($ 0.0 million) for fiscal 2013 and 2014 respectively.

Cash flow hedges

The Group also enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in equity until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of profit or loss. These hedges have been effective for the year ended March 31, 2014.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during fiscal 2014. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2015 and consequently may impact the consolidated statements of profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of profit or loss between fiscal year 2015 to 2032.

Fair value hedge

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Group’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Group enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognized in the consolidated statements of profit or loss.

Non-qualifying/economic hedge

The Group enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper, aluminium and zinc future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognized in the consolidated statements of profit or loss.

Hedge of net investment of foreign exchange

The Group has partly hedged its foreign exchange risk in net investment in foreign operations. Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments on forward exchange contracts designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. These amounts are included in exchange differences on translation of foreign operations as stated in the consolidated statements of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the consolidated statements of profit or loss for the period. Gains and losses accumulated in the translation reserve are included in the consolidated statements of profit or loss when the foreign operation is disposed off. The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As at March 31, 2013 (recast)		As at March 31, 2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(Rs. in million)				(US dollars in million)
Current
Cash flow hedges*
— Commodity contracts	904	—	40	18	0.7	0.3
— Forward foreign currency contracts	—	3	—	306	—	5.1
Fair value hedges**
— Commodity contracts	11	—	38	3	0.6	0.1
— Forward foreign currency contracts	132	1,109	915	5,473	15.2	91.2
Net investment in foreign operation***	—	182	1,918	—	32.0	—
Non-qualifying hedges
— Commodity contracts	10	—	324	65	5.4	1.0
— Forward foreign currency contracts	—	457	—	1,605	—	26.7
— Currency swap	—	654	—	—	—	—
— Interest rate swap	—	—	—	83	—	1.4
Non Current
Non-qualifying hedges
— Interest rate Swap	—	1,282	—	1,642	—	27.4

Total	1,057	3,687	3,235	9,195	53.9	153.2

*	Refer consolidated statements of profit or loss and consolidated statements of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedge of Rs. 11 million and Rs. 35 million ($ 0.5 million) in commodity contracts and Rs. 977 million and Rs. 4,558 million ($ 76.0 million) on forward foreign currency contracts for the fiscal 2013 and 2014 respectively, has been recognised in the consolidated statements of profit or loss and offset with the similar gains on the underlying sales.
***	Comprises gain of Rs. 1,511 million ($ 25.2 million) recognised in consolidated statements of comprehensive income and gain of Rs. 407 million ($ 6.8 million) recognised in consolidated statements of profit or loss.

25. Capital management

The Group’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Group’s overall strategy remains unchanged from previous year.

The Group sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments.

The funding requirements are met through a mixture of equity, internal accruals, convertible debt securities, and other long term borrowings. The Group’s policy is to use short-term and long-term borrowings to meet anticipated funding requirements.

The Group monitors capital on the basis of the net debt to equity ratio. The Group is not subject to any externally imposed capital requirements.

Net debt are long term and short term debts as reduced by cash and cash equivalents (including restricted cash and cash equivalents) and short-term investments. Equity comprises all components excluding other components of equity (which comprises the cash flow hedges, translation of foreign operations and available-for-sale financial investments).

The following table summarizes the capital of the Group:

As at March 31,	2013	2014	2014
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Equity	1,187,943	1,286,819	21,447.0

Cash and cash equivalents (Note 16 and 17)	15,905	15,423	257.1
Short term investments (Note 15)	408,171	518,015	8,633.6

Total cash (a)	424,076	533,438	8,890.7
Short-term borrowings	178,413	161,728	2,695.5
Long-term borrowings	523,038	547,375	9,122.9

Total debt (b) (Note 18)	701,451	709,103	11,818.4
Net debt (a-b)	(277,375)	(175,665)	(2,927.7)

Total capital (equity+net debt)	1,465,318	1,462,484	24,374.7

Net debt to equity ratio	(0.2)	(0.1)	(0.1)

26. Shareholders’ equity

Authorised Share Capital:

As at March 31, 2013 the authorised share capital of erstwhile Sesa Goa Limited comprised 100,000,000 equity shares with a par value of Re. 1 each. During the year pursuant to the Scheme of amalgamation and arrangement, SSL’s authorised share capital has increased to 51,260,000,000 equity shares with a par value of Re 1 each.

Issued, subscribed and paid up Share Capital:

As at March 31, 2013, erstwhile Sesa Goa Limited was having issued, subscribed and paid-up share capital of 869,101,423 equity shares with a par value of Re. 1 each.

During the year pursuant to the Scheme of amalgamation and arrangement, SSL’s equity share capital has changed as follows:

•	1,656,179,625 number of equity shares have been issued to the equity shareholders of SIIL, except for equity shares of SIIL held by MALCO and excluding shares against which ADS were issued in the ratio of 3 equity shares of face value of Re 1/- each in the Company for every 5 equity shares held in SIIL. 72,173,625 ADS of the Company representing 288,694,500 equity shares of the Company have been issued in the ratio of 3 ADS of the Company for every 5 ADS of SIIL.

•	78,724,989 number of equity shares have been issued to the equity shareholders of MALCO in the ratio of 7 equity shares of face value of Re 1/- each in the Company for every 10 equity shares held in MALCO.

•	72,304,334 number of equity shares were issued to the equity shareholders of Ekaterina in the ratio of 1 equity share of face value Re 1/- each in the Company for every 25 shares held in Ekaterina.

As at March 2014, Sesa Sterlite’s issued equity share capital was Rs. 2,965 million ($ 49.4 million) consisting of 2,965,004,871 equity shares.

Retained earnings includes amongst others, general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the Indian Companies Act 1956, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SSL’s general reserves, as determined in accordance with applicable regulations, were Rs. 119,265 million ($ 1,987.8 million) as at March 31, 2014.

Debenture redemption reserve

The Indian Companies Act 1956 requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of SSL as at March 31, 2014 include Rs. 3,579 million ($ 59.7 million) of debenture redemption reserve.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Sesa Sterlite. Retained earnings of the standalone financial statements of SSL include Rs. 769 million ($12.8 million) of preference share redemption reserve as at March 31, 2014.

Dividends

Each equity share holder is entitled to dividends as and when Sesa Sterlite declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On April 29, 2013 the board of directors of erstwhile SIIL declared an interim dividend of Rs. 1.20 ($0.02) per equity share for the year ended March 31, 2013. The dividend amounting to Rs. 4,033 million has been paid on May 14, 2013.

On October 31, 2013 the board of directors of SSL declared an interim dividend of Rs. 1.50 ($0.03) per equity share for the year ended March 31, 2014. The dividend amounting to Rs. 4,447 million has been paid on November 13, 2013.

On April 29, 2014 the board of directors of SSL recommended a final dividend of Rs. 1.75 ($0.03) per equity share for the year ended March 31, 2014, which was approved by the shareholders’ at the annual general meeting, held on July 11, 2014. The dividend amounting to Rs. 5,188 million ($86.5 million) has been paid on July 15, 2014.

Dividends are payable from the profits determined under Indian GAAP.

Under Indian Companies Act 1956, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.

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

27. Share-Based Compensation Plans

The Group offers equity-based award plans to its employees, officers and directors through its parent, Vedanta.

The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse.

Vedanta has also granted ESOP schemes that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years. During the year, Vedanta has granted ESOP schemes that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years from the date of grant with 70% vesting based on the achievement of business performance and the remaining 30% based on continued employment with the group till the end of third year. Under these schemes, Vedanta is obligated to issue the shares.

Further, in accordance with the terms of agreement between Vedanta and the Company, on the grant date fair value of the awards is recovered by Vedanta from the Group.

The amount recovered by Vedanta and recognised by the Group in the consolidated statements of profit or loss for the financial year ended March 31, 2012, 2013 and 2014 was Rs. 862 million, Rs. 1,251 million and Rs. 1,861 million ($31.0 million) respectively.

Employee share option plan of Cairn

Cairn has provided various share based payment schemes to its employees namely :

•	CIPOP plan (including phantom options) – Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

•	CIESOP plan (including phantom options) – There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

The Share options have been fair valued using an Option Pricing Model (Black Scholes Model).

The amount recognised in Group’s consolidated statements of profit or loss in respect of compensation cost on such schemes for the financial years ended March 31, 2013 and 2014 is Rs. 725 million and Rs. 710 million respectively.

The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “share-based payment”.

28. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the year ended March 31,	2012	2013	2014	2014
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871
Effect of dilution:
Convertible notes	—	—	—	—
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Computation of basic and diluted earnings per share

Basic earnings per share:

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million except EPS data) (recast)	(Rs. in million except EPS data) (recast)	(Rs. in million except EPS data)	(US Dollar in million except EPS data)
Profit for the period attributable to equity holders of the parent	51,811	62,363	15,466	257.8
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Earnings per share	17.47	21.03	5.22	0.1

Diluted earnings per share:

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(US Dollar in million except EPS data)
Profit for the period attributable to equity holders of the parent	51,811	62,363	15,466	257.8

Adjustment in respect of convertible notes	—	—	—	—
Profit for the period after dilutive adjustment	51,811	62,363	15,466	257.8
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Earnings per share	17.47	21.03	5.22	0.1

The Group has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because their inclusion would have been anti-dilutive.

For the year ended March 31,	2012	2013	2014
Shares excluded from the calculation of dilutive EPS	81,442,560	81,442,560	81,442,560

29. Options to acquire subsidiary’s shares

a. Call option — HZL

In pursuance to the Government of India’s policy of disinvestment and the Share Purchase Agreement and a Shareholder’s Agreement (SHA) both dated 4 April 2002 entered into with the Government of India, SSL acquired 26% equity interest in HZL. Under the terms of the SHA, SSL had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SSL exercised the first call option on 29 August 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Group also acquired additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides SSL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. SSL exercised the second call option via its letter dated 21 July 2009. The Government of India disputed the validity of call option and has refused to act upon the second call option. Consequently the Group invoked arbitration and filed a statement of claim. The arbitration proceedings are under progress in early stages. The next date of hearing is fixed on 13 September 2014.

b. Call option — BALCO

SSL has purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, SSL has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from 2 March 2004. SSL exercised this option on 19 March 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the provision of Section 111A of the (Indian) Companies Act, 1956 by restricting the rights of Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. Subsequently SSL referred the matter to arbitration as provided in the SHA and the majority award of the arbitral tribunal rejected the claims of SSL on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) Companies Act, 1956 and are not enforceable.

SSL challenged the validity of the majority award under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The High Court of Delhi passed an order dated 10 August 2011 directing our application and the application by the Government of India to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi and scheduled for final hearing on 21 August 2014.

On 9 January 2012, SSL offered to acquire the Government of India’s interests in HZL and BALCO for US$ 2,577.7 million and US$ 296.5 million, respectively. SSL has, by way of letters dated 10 April 2012 and 6 July 2012, sought to engage with the Government of India on the same terms as the offer. This offer was separate from the contested exercise of the call options, and SSL proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore there is no certainty that the acquisition will proceed.

SSL continue to include the shareholding in the two companies HZL and BALCO, in respect of which the SSL has a call option as non-controlling interest.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

30. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was Rs. 106,097 million and Rs. 86,753 million ($1,445.9 million) as at March 31, 2013 and 2014 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Group had significant capital commitments as at March 31, 2013 and 2014 amounting to Rs. 121,950 million and Rs. 168,771 million ($2,812.8 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 10,424 million ($173.7 million) (previous year Rs. 19,027 million) for its commercial power generation business, Rs. 41,720 million ($ 695.3 million) (previous year Rs. 40,572 million) for capacity expansion at its aluminium business, Rs. 26,849 million ($447.5 million) (previous year Rs. 27,777 million) for capacity expansion at HZL, Rs. 14,219 million ($237.0 million) (previous year Rs. 15,101 million) at its copper business and Rs. 74,230.2 million ($1,237.2 million) (previous year Rs. 17,764 million) for expansion at Cairn.

Export obligations

The Group had export obligations of Rs. 218,483 million and Rs. 227,769 million ($ 3,796.2 million) as at March 31, 2013 and 2014 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If the Group is unable to meet these obligations, its liability would be Rs. 36,843 million ($ 614.1 million) (Previous year Rs. 33,558 million) reduced in proportion to actual exports. Due to the remote likelihood of the Group being unable to meet its export obligations, the Group does not anticipate a loss with respect to these obligations and hence has not made any provision in its consolidated financial statements.

ii. Contingencies

Certain of the Group’s operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Group’s tax returns. As at March 31, 2013 and 2014, the total claim related to these liabilities is Rs. 19,289 million and Rs. 19,108 million ($ 318.5 million) respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 294 million and Rs. 263 million ($ 4.4 million) as current liabilities as at March 31, 2013 and 2014 respectively. Additionally, certain of the Group’s operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holiday and disallowances of expenditure relating to exempt income etc. amounting to Rs. 33,355 million and Rs. 31,776 million ($529.6 million) as at March 31, 2013 and March 31, 2014, respectively.

The claims by third party claimants amounted to Rs. 29,279 million and Rs. 35,567 million ($ 592.8 million) as at March 31, 2013 and 2014 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 1,046 million and Rs. 1,408 million ($ 23.5 million) as current liabilities as at March 31, 2013 and 2014 respectively.

The below are the major cases, included in the contingencies above, that the subsidiaries of the Group are named as parties:

In case of Cairn, Ravva joint venture had received a claim from the Director General of Hydrocarbons (DGH) for the period from 2000-2005 for $ 166.4 million for an alleged underpayment of profit petroleum to the Indian Government, out of which, Group’s share will be $ 37.4 million plus potential interest at applicable rate (LIBOR plus 2% as per PSC). This claim relates to the Indian Government’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on January 18, 2011 at Kuala Lumpur, allowing Claimants (including the Group) to recover the development costs spent to the tune of $ 278.0 million and disallowed over run of $ 22.3 million spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed Government of India’s (GOI) application of setting aside the part of the Award on August 30, 2012 with costs. However, GOI appealed before the Court of Appeal against the High Court’s order and the same is pending adjudication.

Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging nonpayment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of Rs. 17,802 million ($ 296.7 million) . SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed Jharsuguda aluminium to deposit a bank guarantee for an amount of Rs. 1,870 million ($31.1 million) as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. Jharsuguda Aluminium has deposited a bank guarantee of equivalent amount. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totaling Rs. 3,339 million ($55.6 million). These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes that the likelihood of this claim becoming an obligation of the Group is remote and thus no provision has been made in the financial statements. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and has obtained a stay in respect of these demands.

b. Guarantees

The Group has given guarantees in the normal course of business as stated below:

•	Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 58,855 million and Rs. 33,141 million ($ 552.4 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2013 and 2014 respectively. The Group does not anticipate any liability on these guarantees.

•	A bank guarantee amounting to AUD 6.1 million (Rs. 340 million or $ 5.7 million) as at March 31, 2014 (Previous year AUD 5.0 million or Rs. 284 million), in favour of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 340 million ($ 5.7 million). These liabilities have been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 4.6 million (Rs. 257 million or $ 4.1 million) as at March 31, 2014 (Previous year AUD 2.9 million or Rs. 164 million), in favour of the State Government of Queensland, Tasmania, Australia, as security against rehabilitation liabilities that are expected to occur at the closure of the mine on behalf of Thalanga Copper Mines Proprietary Limited (“TCM”). The same guarantees are backed up by the issuance of a corporate guarantee of AUD 1.8 million (Rs. 98 million or $ 1.6 million). The environmental liability has been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to ZAR 20.2 million (Rs. 115 million or $ 1.9 million) as at March 31, 2014 (Previous year ZAR 20.2 million or Rs. 119 million), in favour of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 2,962 million and Rs. 5,418 million ($ 90.3 million) as at March 31, 2013 and 2014 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2013 and 2014 was Rs. 7,159 million and Rs. 6,201 million ($ 103.3 million) respectively. The Group has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 704 million and Rs. 2,514 million ($41.9 million) for litigation, against provisional valuation of custom duty and for other liabilities as at March 31, 2013 and 2014 respectively. The Group does not anticipate any liability on these guarantees.

•	Bank guarantee of Rs 1,150 million ($19.2 million) has been provided by the Group on behalf of Volcan Investment Limited on behalf of Income tax department, India as a collateral in respect of certain tax disputes.

•	Performance guarantees for committed cumulative mandated work program of Rs. 1,351 million ($ 22.5 million) as at March 31, 2014 (Previous year Rs. 1,540 million) and also for obligations arising out of various statutes while carrying out Petroleum Operations to the Government of India, Ministry of Petroleum and Natural Gas and The Director General of Customs, Sri Lanka against its performance in respect of MB-DWN-2009/1, KG-OSN-2009/3, SL-2007-01-001, CB-ONN-2002/1, GV-ONN-2002/1 and PR-OSN-2004/1 blocks as required under the respective Production Sharing Contracts (PSCs) /Production Resource Agreements (PRAs). These guarantees are issued in the normal course of business and are valid till the time obligations under the each PSCs/PRAs are met. These guarantees are enforceable if the terms and conditions of the respective PSCs / PRAs are not met and potential liability shall be both, performance and obligations.

The Group’s outstanding guarantees cover obligations aggregating Rs. 72,539 million and Rs. 49,910 million ($ 831.8 million) as at March 31,2013 and 2014 respectively, the liabilities for which have not been recorded in its consolidated financial statements.

c. Other matters

i)	ASARCO had filed a suit in the Bankruptcy Court of the Southern District of Texas against SSL and Sterlite USA for alleged breach of the Purchase and Sale agreement signed in May 2008. The Bankruptcy Court heard the matter and vide its order dated final judgement of February 27, 2012, has ruled that ASARCO is entitled to a gross amount of $ 132.8 million in incidental damages. This amount shall be reduced by US$ 50 million paid by SSL to ASARCO in December 2009, making ASARCO entitled for a net amount of US$ 82.75 million. SSL has recognized a liability of Rs. 4,973 million ($ 82.8 million). SSL and Sterlite USA has filed notice of appeal against this judgment, the hearing of which is in progress. In the interim, the Bankruptcy Court passed an order requiring SSL to turnover an amount or other property of SSL equivalent to $ 82.8 million plus costs incurred for enforcement of the order. The order also provides an injunction whereby pending the payment of judgement amount, SSL, its employees, agents, joint venturers and person acting in concert are restrained and enjoined from transferring, concealing or disposing of all its non-exempt property including any present and future dividends and distribution payable to our shareholders traded as ADR. SSL has applied to the Reserve Bank of India seeking permission remit money to satisfy the order.

ii)	In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013 and therefore the plant remained closed for the major duration of the first quarter of fiscal 2014 impacting the revenue and profits of the copper segment. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations. The NGT also ordered that the recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations during the year. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India, which is yet to be listed for hearing.

iii)	In March 2014, Cairn received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”) UK, for acquiring shares of Cairn India Holdings Limited (“CIHL”). Tax Authorities have stated in the said notice that a short term capital gain of Rs. 245,035 million accrued to CUHL on transfer of the shares of CIHL to the Cairn, in financial year 2006-2007, on which tax should have been withheld by Cairn. Cairn believes that the transaction is not liable for any withholding tax on account of retrospective amendment by insertion of Explanation 5 to Section 9(1) (i) of India Income Tax Act, 1961 and Cairn intends to defend its position before the Tax Authorities. Cairn has, accordingly filed reply to the above notice in April 2014 and is cooperating with the Tax Authorities.

iv)	TSPL has entered into a long term Power Purchase Agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) for supply of power. Due to delay in fulfillment of certain obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been a delay in implementation / completion of the project as compared to the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated Damages (LD) of Rs. 3,176 million (maximum) each for delay in commissioning of Unit I, II and III totaling to Rs. 9,529 million.

During the quarter ended June 2014, PSPCL invoked the Performance Bank Guarantee of Rs. 1500 million to recover the LD on account of delay in COD of 1st Unit. TSPL has also filed a petition at Punjab State Electricity Regulatory Commission (PSERC) for adjudication of above dispute, which has been admitted and PSPCL has been directed to file reply. The Group has filed a civil writ petition before the High Court of Punjab against the bank guarantee invocation, which has been stayed till September 12, 2014, the next hearing date at PSERC. The Group has been legally advised by its advisors who have opined that such claims for LD from PSPCL are unsustainable.

Accordingly, on the basis of facts of the situation backed by legal opinion, no provision is considered necessary at this stage.

31. Segment information

The Group is a diversified natural resource Group engaged in exploring extracting and processing minerals and oil and gas. We produce zinc, lead, silver, copper, aluminium, iron ore, oil & gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. The Group is also in the business of commercial power generation and port operations in India. The Group has eight reportable segments: zinc India, zinc international, oil & gas, iron ore, copper, aluminum, power, and other. The management of the Group is organized by its main products: copper, zinc, aluminum, iron ore, oil & gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”). Segment profit / (loss) amounts are evaluated regularly by the Board who has been identified as the CODM in deciding how to allocate resources and in assessing performance.

Zinc India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March, 2014. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, four sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh consisting of a zinc smelter and a sulphuric acid plant which were suspended during the last quarter of fiscal 2012, has been discontinued during the year.

Zinc International

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at March, 2014

Oil and gas

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil & gas, in which Sesa Sterlite has 58.8 % interest as at March 31, 2014. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

Iron ore

The Group’s iron ore business is wholly owned by SSL and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group and the Sonshi group of mines in state of Goa, Narrain mines situated at state of Karnataka in India, a Met Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. Group’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is a wholly owned by the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

Copper

The Group’s copper business is owned and operated by SSL, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

Aluminium

The Group’s aluminium business is owned and operated by SSL and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March, 2014. SSL aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Odisha in India. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

Power

The Group’s power business is owned and operated by SSL and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the SSL which are engaged in the power generation business in India. SSL power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Odisha in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. Power business also include the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009 and 106.5 MW power plant at Malco Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 74% interest. Vizag port project includes mechanisation of coal handling facilities and up gradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The operating segments reported are the segments of the Group for which separate financial information is available. Segment profit (Earnings before interest, depreciation and amortization, share in profit of associate and tax) amounts are evaluated regularly by the Board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments as is the Group’s share in profit of associate. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 2,214 million ($36.9 million), Rs. 537 million and Rs 622 million which is at cost for the year ended March 31, 2014, 2013 and 2012 respectively.

The following table presents revenue and profit information and certain assets information regarding the Group’s business segments for the year ended March 31, 2012, 2013 and 2014.

a. For the year ended March 31, 2012 (recast)

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)

Revenue
Sales to external customers	201,647	111,319	41,272	82,195	26,088	88,248	44,944	2,403	—	598,116
Inter-segment sales	—	—	1,499	107	2,385	91	—	—	(4,082)	—
Segment revenue	201,647	111,319	42,771	82,302	28,473	88,339	44,944	2,403	(4,082)	598,116
Cost of sales and expenses	(191,709)	(52,023)	(25,404)	(74,560)	(22,174)	(54,110)	(11,119)	(2,463)	4,082	(429,480)
Segment profit	9,938	59,296	17,367	7,742	6,299	34,229	33,825	(60)	—	168,636
Depreciation and amortisation	(2,173)	(5,236)	(11,359)	(10,327)	(3,964)	(11,114)	(16,938)	—	—	(61,111)

Operating profit	7,765	54,060	6,008	(2,585)	2,335	23,115	16,887	(60)	—	107,525

Investment and other income										23,583
Finance and other costs										(46,323)
Share in consolidated profit of associate										4,404

Profit before tax										89,189

b. For the year ended March 31, 2013 (recast)

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Revenue
Sales to external customers	217,262	123,241	43,475	99,073	34,169	26,054	175,518	3,511	—	722,303
Inter-segment sales	112	—	—	560	2,196	65	—	—	(2,933)	—
Segment revenue	217,374	123,241	43,475	99,633	36,365	26,119	175,518	3,511	(2,933)	722,303
Cost of sales and expenses	(206,506)	(59,014)	(27,763)	(88,348)	(24,814)	(21,589)	(47,016)	(3,572)	2,933	(475,689)
Segment profit	10,868	64,227	15,712	11,285	11,551	4,530	128,502	(61)	—	246,614
Depreciation and amortisation	(2,351)	(5,886)	(10,634)	(10,325)	(5,158)	(4,607)	(78,132)	(10)	—	(117,103)

Operating profit	8,517	58,341	5,078	960	6,393	(77)	50,370	(71)	—	129,511
Investment and other income										34,931
Finance and other costs										(54,716)

Profit before tax										109,726

Assets and liabilities
Assets
Segment assets	90,004	113,347	54,899	414,698	173,265	115,354	903,559	8,218	—	1,873,344
Financial assets investments										1,212
Deferred tax asset										45,707
Short-term investments										408,171
Cash and cash equivalent										15,905
Loan to related parties										46,639
Current tax asset- non-current										23,404

Total assets										2,414,382

Liabilities
Segment liabilities	92,832	10,770	10,707	59,026	33,602	9,433	54,526	1,183	—	272,079
Short-term borrowings										178,413
Current tax liabilities										5,417
Long-term borrowings										523,038
Deferred tax liabilities										252,166

Total liabilities										1,231,113

Additions to property, plant and equipments	4,864	15,418	1,949	23,388	38,181	6,892	17,464	47	—	108,203
Additions to Leasehold Land	—	120	—	9	—	—	—	—	—	129
Additions to exploratory and evaluation assets	—	—	—	—	—	—	5,181	—	—	5,181
Additions to other intangible assets	37	108	—	167	46	48	436	5,881	—	6,723

c. For the year ended March 31, 2014

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)

Revenue
Sales to external customers	205,577	131,980	40,156	107,790	35,076	16,516	187,103	1,045	—	725,243	12,087.4
Inter-segment sales	302	831	—	199	2,562	42	—	33	(3,969)	—	—
Segment revenue	205,879	132,811	40,156	107,989	37,638	16,558	187,103	1,078	(3,969)	725,243	12,087.4
Cost of Sales and expenses	(194,450)	(64,169)	(27,327)	(91,858)	(30,209)	(19,258)	(47,650)	(1,335)	3,969	(472,287)	(7,871.4)
Segment profit	11,429	68,642	12,829	16,131	7,429	(2,700)	139,453	(257)	—	252,956	4,216.0
Depreciation and amortisation	(2,553)	(6,946)	(7,472)	(10,484)	(5,935)	(2,776)	(85,511)	(210)	—	(121,887)	(2,031.5)
Impairment (Refer Note 8)	—	—	(2,873)	(668)	—	—	—	—	—	(3,541)	(59.0)

Operating profit	8,876	61,696	2,484	4,979	1,494	(5,476)	53,942	(467)	—	127,528	2,125.5
Investment and other income										42,165	702.8
Finance and other costs										(72,821)	(1,213.7)

Profit before tax										96,872	1,614.6

Assets and liabilities
Assets
Segment assets	81,697	127,960	47,469	408,644	190,735	118,034	963,950	9,311	—	1,947,800	32,463.5
Financial assets investments										111	1.9
Deferred tax asset										73,082	1,218.0
Short-term investments										518,015	8,633.6
Cash and cash equivalent										15,423	257
Loan to related parties										163	2.8
Current tax asset- non-current										22,616	376.9
Current tax asset										4,729	78.8

Total assets										2,581,939	43,032.5

Liabilities
Segment liability	86,276	15,541	13,224	65,300	34,865	13,240	77,719	8,181	—	314,346	5,239.2
Short-term borrowings										161,728	2,695.5
Current tax liabilities										6,278	104.6
Long-term borrowings										547,375	9,122.9
Deferred tax liabilities										289,869	4,831.2

Total liabilities										1,319,596	21,993.4

Additions to property, plant and equipments	2,707	18,820	2,446	9,186	19,043	2,973	23,714	446	—	79,335	1,322.2
Additions to Leasehold Land	—	629	—	221	103	—	—	87	—	1,040	17.3
Additions to exploratory and evaluation assets	—	—	—	—	—	—	15,299	—	—	15,299	255
Additions to other intangible assets	—	504	77	23	—		307	89	—	1,000	16.7

Geographical Segment Analysis

The Group’s operations are primarily located in India. The following table provides an analysis of the Group’s sales by geographical market irrespective of the origin of the goods:

	2012	2013	2014	2014
	(Rs in million)	(Rs in million)	(Rs in million)	(US dollars in millions)
India	324,852	506,264	499,064	8,317.7
China	112,805	76,992	67,825	1,130.4
Belgium	42,338	23,713	7,891	131.5
Others	118,121	115,334	150,463	2,507.8

	598,116	722,303	725,243	12,087.4

The following is an analysis of the carrying amount of non-current assets, being property, plant and equipment, exploratory and evaluation assets intangible assets and leasehold prepayments analysed by the geographical area in which the assets are located:

	As at March 31
	2013	2014	2014
	Carrying amount	Carrying amount	Carrying amount
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

India	1,583,288	1,641,302	27,355.1
Australia	1,731	1,437	24.0
South Africa	21,882	21,994	366.6
Namibia	14,788	12,146	202.4
Liberia	6,914	13,058	217.6
Sri Lanka	42,796	47,333	788.9
Ireland	8,444	4,187	69.8
UAE	1,204	1,253	20.9

	1,681,047	1,742,710	29,045.3

No single customer accounted for 10.0% or more of our revenue on a consolidated basis in any of the years indicated except for our oil and gas segment, where, a single customer accounted for 11.3% of our revenue (Rs. 81,938 million) on a consolidated basis in fiscal year 2014. This customer accounted for 9.5% of our revenue (Rs. 68,874 million) in fiscal year 2013 and 3.9% of our revenue (Rs. 23,565 million) in fiscal year 2012.

32. Related party transactions

The Company’s subsidiaries as at March 31, 2014 are as follows:

Subsidiaries	Principal activities	The Group’s percentage holding (in % as at March 31, 2014)	Immediate holding company	Immediate percentage holding (in % as at March 31, 2014)
BALCO	Aluminium mining and smelting	51	Sesa Sterlite Limited	51
CMT	Copper mining	100	MCBV	100
Fujairah Gold FZC	Gold & Silver processing	100	CMT & TCM	100
HZL	Zinc mining and smelting	64.92	Sesa Sterlite Limited	64.92
Monte cello BV	Holding company	100	Sesa Sterlite Limited	100
Sterlite Infra Limited	Infrastructure projects and Holding company	100	Sesa Sterlite Limited	100
Thalanga Copper Mines (“TCM”)	Copper mining	100	MCBV	100
Sterlite (USA) Inc.	Investment company	100	Sesa Sterlite Limited	100

TSPL	Energy generation	100	Sesa Sterlite Limited	100
THL Zinc Ventures Ltd	Investment company	100	Sterlite Infra Limited	100
THL Zinc Ltd	Investment company	100	THL Zinc Ventures Ltd	100
THL Zinc Holding B.V.	Investment company	100	Sterlite Infra Limited	100
THL Zinc Namibia Holdings (Proprietary) Ltd	Mining and exploration	100	THL Zinc Ltd	100
Skorpion Zinc (Pty) Ltd	Acquisition of immovable and movable properties	100	THL Zinc Namibia Holdings (Proprietary) Ltd	100
Skorpion Mining Company (Pty) Ltd	Zinc mining and smelting	100	Skorpion Zinc (Pty) Ltd	100
Namzinc (Pty) Ltd	Zinc refinery	100	Skorpion Zinc (Pty) Ltd	100
Amica Guesthouse (Pty) Ltd	Accommodation and catering services	100	Skorpion Zinc (Pty) Ltd	100
Rosh Pinah Health Care (Pty) Ltd	Leasing out of medical equipment and building and conducting services related thereto	69	Skorpion Zinc (Pty) Ltd	69
Black Mountain Mining (Proprietary) Limited	Zinc mining and milling	74	THL Zinc Ltd	74
Vedanta Lisheen Holdings Limited	Investment Company	100	THL Zinc Holding B.V.	100
Vedanta Lisheen Mining Limited	Zinc mining and milling	100	Vedanta Lisheen Holdings Limited	100
Killoran Lisheen Mining Limited	Zinc mining and milling	100	Vedanta Lisheen Holdings Limited	100
Killoran Lisheen Finance Limited	Investment Company	100	Vedanta Lisheen Holdings Limited	100
Lisheen Milling Limited	Manufacturing	100	Vedanta Lisheen Holdings Limited	100
Vedanta Exploration Ireland Limited	Exploration company	100	Vedanta Lisheen Holdings Limited	100
Malco Energy Limited	Power generation	100	Sesa Sterlite Limited	100
Vizag General Cargo Berth Private Limited	Infrastructure	74	Sesa Sterlite Limited	74
Paradip Multi Cargo Berth Private Limited	Infrastructure	74	Sesa Sterlite Limited	74
Pecvest 17 Proprietary Limited	Investment Company	100	THL Zinc Ltd	100
Lisheen Mine Partnership**	Zinc mining and milling	100	Killoran Lisheen Mining Limited and Vedanta Lisheen Mining Limited	100
Sterlite Ports Limited	Investment Company	100	Sesa Sterlite Limited	100
Maritime Ventures Limited	Infrastructure	100	Sterlite Ports Limited	100
Sterlite Infraventures Limited	Investment Company	100	Sesa Sterlite Limited	100
Lakomasko B.V.	Investment company	100	THL Zinc Holding B.V.	100
Sesa Resources Limited	Iron Ore mining	100	Sesa Sterlite Limited	100
Goa Energy Limited	Energy generation	100	Sesa Sterlite Limited	100
Bloom Fountain Limited	Investment Company	100	Sesa Sterlite Limited	100

Sesa Mining Corporation Limited	Iron Ore mining	100	Sesa Resources Limited	100
Western Clusters Limited	Iron Ore mining	100	Bloom Fountain Limited	100
Twinstar Energy Holding Limited	Holding company	100	Bloom Fountain Limited	100
Twinstar Mauritius Holding Limited	Investment Company	100	Twinstar Energy Holding Limited	100
Cairn India Limited	Oil & Gas exploration, development and production	58.85	Sesa Sterlite Limited, Twinstar Mauritius Holding Limited, Sesa Resources Limited	58.85
CIG Mauritius Holding Private Limited	Investment Company	58.85	Cairn India Limited	100
Cairn India Holdings Limited	Investment Company	58.85	Cairn India Limited	100
CIG Mauritius Private Limited	Investment Company	58.85	Cairn Mauritius Holding Private Limited	100
Cairn Lanka Private Limited	Exploration & Production	58.85	CIG Mauritius Private Limited	100
Cairn Energy Australia Pty Limited	Holding company	58.85	Cairn India Holdings Limited	100
Cairn Energy Holdings Limited	Investment Company	58.85	Cairn India Holdings Limited	100
Cairn Energy India Pty Limited	Exploration & Production	58.85	Cairn Energy Australia Pty Limited	100
CEH Australia Pty Limited	Holding company	58.85	Cairn Energy Australia Pty Limited	100
Cairn Energy Netherlands Holding BV	Holding company	58.85	Cairn Energy Holdings Limited	100
Cairn Energy Cambay BV	Exploration & Production	58.85	Cairn Energy Netherlands Holding BV	100
Cairn Energy Gujarat BV	Exploration & Production	58.85	Cairn Energy Netherlands Holding BV	100
Cairn Energy India West BV	Exploration & Production	58.85	Cairn Energy Netherlands Holding BV	100
Cairn Exploration No 2 Limited	Exploration & Production	58.85	Cairn Energy Holdings Limited	100
Cairn Exploration No 7 Limited	Exploration & Production	58.85	Cairn Energy Holdings Limited	100
Cairn Exploration No 6 Limited	Exploration & Production	58.85	Cairn Energy Holdings Limited	100
Cairn Energy Gujarat Block 1 Limited	Exploration & Production	58.85	Cairn Energy Holdings Limited	100
Cairn Energy Discovery Limited	Exploration & Production	58.85	Cairn Energy Holdings Limited	100
Cairn Energy Hydrocarbons Limited	Exploration & Production	58.85	Cairn Energy Holdings Limited	100
Cairn South Africa Proprietary Limited	Exploration & Production	58.85	Cairn Energy Hydrocarbons Limited	100

**	Entities registered as other than corporate entity.

The Company owns directly or indirectly through subsidiaries, more than half of the voting power of all of its subsidiaries as mentioned in the list above, and the Group is able to govern its subsidiaries’ financial and operating policies so as to benefit from their activities.

Ultimate controlling party

As at March 31, 2014, the Group is majority owned by Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Plc (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Chairman Emeritus, Mr. Anil Agarwal. Volcan Investment Limited, Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited do not produce Group financial statements.

List of related parties and relationships

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2012, 2013 and 2014 is noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Vedanta Resources Plc. (‘Vedanta’)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘Westglobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries

•	Konkola Copper Mines (‘KCM’)

•	Vedanta Resources Jersey II Limited (‘VRJ2’)

•	Vedanta Jersey Investments Limited (‘VJIL’)

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

•	Sterlite Grid Limited

C)	Other Related Parties

•	Sesa Community Development Foundation

•	Vedanta Medical Research Foundation (‘VMRF’)

•	Vedanta Foundation

•	Anil Agarwal Foundation Trust

•	Public and Political Awareness Trust (‘PPAT’)

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund

D)	Key Managerial Personnel

•	Mr. Anil Agarwal, Chairman Emeritus

•	Mr. Navin Agarwal, Executive Chairman

•	Mr. Tarun Jain, Whole Time Director

•	Mr. M. S. Mehta (Chief Executive Officer up to March 31, 2014)

•	Mr. D. D. Jalan (Chief Financial Officer w.e.f. April 1, 2014)

•	Mr. P. K. Mukherjee (Executive Director up to March 31, 2014)

•	Mr. Amit Pradhan, Executive Director (resigned w.e.f. August 18, 2013)

•	Mr. Thomas Albanese (Chief Executive Officer w.e.f. April 1, 2014)

E)	Relative of Key Managerial Personnel

•	Mr. Agnivesh Agarwal (Son of Mr. Anil Agarwal)

	For the Year ended March 31,
	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Sales
STL	9,051	11,952	6,507	108.4

Total	9,051	11,952	6,507	108.4

Purchases of goods/services
KCM	27	22,363	22,062	367.7
STL	342	254	12	0.2
Vedanta Foundation	—	1	—	—
Anil Agarwal Foundation Trust	3	—	—	—

Total	372	22,618	22,074	367.9

Interest income / (Finance costs)
VRJ2	—	—	(16,615)	(276.9)
Vedanta	(5,819)	(12,431)	(1,632)	(27.2)
Vedanta	13	68	124	2.1
Welter	94	596	152	2.5
Welter	(1,027)	—	—	—
Richter	—	55	81	1.3
TSHL	2	56	47	0.8
VJIL	73	109	44	0.7
SISCOL	30	33	25	0.4
STL	—	1	12	0.2
VRHL	—	—	21	0.4
VRHL	(380)	335	(45)	(0.7)

Total	(7,014)	(11,178)	(17,786)	(296.4)

Dividend paid
TSHL	4,306	4,322	4,073	67.8
Finsider	2,208	803	642	10.7
Westglobe	244	89	71	1.2
Welter	54	81	58	1.0

Total	6,812	5,295	4,844	80.7

Management fees expenses
Vedanta	240	272	305	5.1

Total	240	272	305	5.1

Service Income
Vedanta	10	11	21	0.3

Total	10	11	21	0.3

Long Term Incentive Plan Expenses
Vedanta	983	1,386	1,846	30.8

Total	983	1,386	1,846	30.8

Loans given/(repaid) during the year
Vedanta	4,144	1,943	—	—
Vedanta	(64)	(909)	(1,210)	(20.2)
VRHL	—	—	4,914	81.9
Welter	3,704	10,341	121	2.0

Welter	—	—	(43)	(0.7)
Richter	—	10,758	66	1.1
VJIL	—	—	36	0.6
TSHL	2,397	3,544	9	0.2
SISCOL	62	(6)	(237)	4.0

Total	10,243	25,671	3,656	60.9

Loan taken/(repaid) during the year
VRJ2	—	—	89,827	1,497.1
VRHL	(5,202)	(9,215)	(5,628)	(93.8)
Vedanta	161,538	10,069	260	4.4
Vedanta	(126)	(55)	—	—
Welter	(24,463)	(6,257)	—	—

Total	131,747	(5,458)	84,459	1,407.7

Loan Assigned during the year(*)
Vedanta	—	—	5,087	84.8
VJIL	—	—	4,150	69.2
Richter	—	—	12,019	200.3
VRHL	—	—	4,913	81.9
TSHL	—	—	6,971	116.2
Welter	—	—	22,291	371.4

Total	—	—	55,431	923.8

Guarantee given/(taken)
Vedanta	(133,682)	—	(72,120)	(1,202.0)

	(133,682)	—	(72,120)	(1,202.0)

Donations
Sesa Community Development Foundation	53	39	48	0.8
Vedanta Foundation	111	67	45	0.8
VMRF	251	260	56	0.9
PPAT	50	50	—	—
Anil Agarwal Foundation Trust	—	1	—	—

Total	465	417	149	2.5

Investment in Vedanta Bonds	—	—	3,130	52.2

	—	—	3,130	52.2

Purchase/(Sale) of property, plant and equipments
STL	—	—	(3)	(0.0)
STL	—	—	1	0.0

Total	—	—	(2)	(0.0)

The significant receivables from and payables to related parties as at March 31, 2013 and March 31, 2014 are set out below:

	Year ended March 31,
	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)

Receivable from:
STL	728	328	5.5
KCM	109	151	2.5
Vedanta Foundation	1	0	0.0
Vedanta	26	117	1.9
SISCOL	22	22	0.4
Welter	156	—	—
Richter	43	—	—
TSHL	51	—	—
VJIL	32	—	—
Anil Agarwal Foundation Trust	1	—	—
Volcan	12	11	0.2
Sterlite Grid Limited	—	1	0.0

Total	1,181	630	10.5

Loans to:
SISCOL	400	163	2.7
Richter	10,732	—	—
TSHL	6,246	—	—
Vedanta	5,659	—	—
Welter	19,902	—	—
VJIL	3,700	—	—

Total	46,639	163	2.7

Payable to:
VRJ2	—	24,329	405.5
Vedanta	18,540	2,389	39.8
KCM	—	177	2.9
VRHL	12	—	—
STL	3	3	0.1
Sesa Group Employees Provident Fund	146	126	2.1

Total	18,701	27,024	450.4

Borrowings from:
VRJ2	—	2,34,016	3,900.3
Vedanta	1,80,623	—	—
VRHL	5,448	—	—

Total	1,86,071	2,34,016	3,900.3

Guarantees outstanding**
Vedanta[1]	(354,950)	(2,82,859)	(4,714.3)
Volcan[2]	1,150	1,150	19.2

Total	(353,800)	(2,81,709)	(4,695.1)

Investment in Equity Shares - Quoted
STL	112	111	1.9

Total	112	111	1.9

Investment in Vedanta Bonds	—	3130	52.2

Total	—	3130	52.2

**	Maximum guarantee amount and does not represent actual liability.

1.	Guarantees provided by Vedanta against the borrowings taken by the Group
2.	Bank guarantee has been provided by the Group on behalf of Volcan in favour of Income tax department, India as collateral in respect of certain tax disputes of Volcan.

Cairn PSC guarantee to Government

Vedanta has provided parent company financial and performance guarantee to Government of India for the Cairn India Group’s obligation under the Production Sharing Contract (‘PSC’). The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfill its obligations under PSC.

Cairn Investment in Vedanta Bonds

Cairn has invested Rs. 3,130 million ($52.2 million) in bonds issued by Vedanta, which have maturities ranging from June 2016 to June 2021 at interest rates ranging from 6% to 9.5%.

Acquisition of shareholding in Cairn India

Pursuant to the share purchase agreement, dated February 25, 2012 between BFL, a wholly owned subsidiary of the erstwhile Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Cairn India and an associated debt of USD 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of USD 1.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made in ordinary course of business. There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31 2014, the Company has not recorded any impairment of receivables relating to amounts owed by related parties (2012 and 2013: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

*Loans to holding companies

From time to time the Group had given loan to Vedanta to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 5,659 million ($ 103.8 million). These unsecured loans have been provided on fixed and floating basis interest rates and carry an average interest rate of 1.58% per annum. During the year loans amounting to Rs 5,087 million ($ 84.8 million) has been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

The Group had given loans to TSHL to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 6,246 million ($ 114.6 million). These unsecured loans have been provided on fixed and floating basis interest rates and carry an average interest of rate of 1.59% per annum Loans given to TSHL were supported by a Letter of comfort from Vedanta. During the year loans amounting to Rs 6,971 million ($ 116.2 million) has been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

The Group had given loans to Welter to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 19,902 million ($ 365.0 million). These unsecured loans have been provided on fixed and floating basis interest rates at an average rate of 1.65% per annum. Loans given to Welter were supported by a Letter of comfort from Vedanta. During 2013 loans amounting to Rs 9,651 million ($ 177.0 million) were renewed upon maturity on fresh terms and conditions. During the year loans amounting to Rs 22,291 million ($ 371.4 million) has been assigned to VRJ2 in exchange for loan payable to VRJ2 Limited by TMHL.

The Group had given loans to Richter to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs 10,732 million ($ 196.8 million). These unsecured loans have been provided on fixed and floating basis interest rates at an average rate of 1.66% per annum and are repayable on various dates till March 2014. Loans given to Richter are supported by a Letter of comfort from Vedanta. During the year loans amounting to Rs 12,019 million ($ 200.3 million) has been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

During the year the Group has given loans amounting to Rs 4,913 million ($81.9 million) to VRHL at an average rate of 1.69% to finance general corporate purpose which were later assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

*Loans to fellow subsidiaries

The Group had given a loan to VJIL to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs 3,700 million ($ 67.9 million). This unsecured loan carries an interest rate of 1.3% per annum Loan given to VJIL were supported by a Letter of comfort from Vedanta. During 2013 loans amounting to Rs 3,700 million ($ 67.9 million) were renewed upon maturity on fresh terms and conditions. During the year loans amounting to Rs 4,150 million ($ 69.2 million) has been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

During 2014, Group had renewed loan provided to SISCOL to finance project in earlier years. The loan balance as at March 31, 2014 was Rs. 163 million ($ 2.7 million). The loan is unsecured in nature and carries an interest rate of 10% per annum. The loan was due in May 2014.

Loan from holding company As at March 2012, the Group had borrowed loans from Vedanta of $ 3,137.0 million for Cairn India’s acquisition made during 2011.

During the year, pursuant to signing of a Deed of Assignment between Vedanta and VRJ2, all the existing rights of the above mentioned Loan have been assigned to VRJ2 and the new lender for the Company is VRJ2.

During the year, the Group borrowed $1,484.8 million at an average rate of 7.5 % from VRJ2 to meet funding requirements for refinancing of loan for acquisition of stake in Cairn India. The loan balance as at March 31, 2014 is $ 3,893.8 million at an average rate of 7.9% having an average maturity period of 5 years. This loan is unsecured.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	As at March 31,
	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Short-term employee benefits	200	264	305	5.1
Post employment benefits	18	20	30	0.5
Share based payments	54	79	99	1.6

	272	363	434	7.2

Salary of Relative of Key Managerial Personnel

Mr. Agnivesh Agarwal	19	25	33	0.6

Details of transactions during the year with post retirement trusts:

	As at March 31,
	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
PF Trust
Balco Employees Provident Fund Trust	129	141	152	2.5
Hindustan Zinc Ltd Employees Contributory
Provident Fund Trust	248	269	268	4.4
Sesa Group Employees Provident Fund	345	355	226	3.7

Total	722	765	646	10.6

33. Other notes

(a) Components of other comprehensive income –cash flow hedges

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Net gain/(loss) arising during the year	(5,045)	(963)	(862)	(14.5)
Reclassification adjustments for net gain/(loss) included in the consolidated statements of profit or loss	77	4,686	903	15.1

Net gain/(loss) on cash flow hedges recognised in other comprehensive income, net of tax	(4,968)	3,723	41	0.6

(b) Exchange gain/ (loss) recognised in the consolidated statements of profit or loss:

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in millions) (recast)	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)

Other operating income	(752)	(582)	(4)	(0.1)

Cost of sales	(5,074)	(6,135)	(1,280)	(21.3)

Administration cost	(1,386)	(2,323)	(7,185)	(119.8)

Investment and other income	(107)	462	285	4.7

Finance and other costs	(21,484)	(14,851)	(16,141)	(269.0)

Total	(28,803)	(23,429)	(24,325)	(405.5)

(c) The Group presents the consolidated statements of profit or loss by disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2012	2013	2014	2014
		(Rs. in millions) (recast)	(Rs. in millions) (recast)	(Rs. in millions)	(US dollars in millions)
Revenue	4	598,116	722,303	725,243	12,087.4

Other operating income		2,252	3,791	4,541	75.7

Investment and other income	5	23,583	34,931	42,165	702.8

Total Income		623,951	761,025	771,949	12,865.9
(Decrease)/increase in inventories of finished goods and work-in-progress		(423)	(698)	8,951	149.2
Raw materials and other consumables used		(357,631)	(419,647)	(420,256)	(7,004.3)
Employee costs		(24,041)	(31,499)	(34,985)	(583.1)
Costs associated with ASARCO [refer Note 30(c) (i)]		(4,233)	(268)	(473)	(7.9)
Other costs		(45,404)	(27,368)	(30,065)	(501.0)
Depreciation and amortization		(61,111)	(117,103)	(125,428)	(2,090.5)
Finance and other costs	6	(46,323)	(54,716)	(72,821)	(1,213.7)
Share in consolidated profit of associate	9	4,404	—	—	—

Profit before tax		89,189	109,726	96,872	1,614.6

Income tax expense	7	(7,710)	7,502	(34,646)	(577.4)

Profit for the year		81,479	117,228	62,226	1,037.2

(d). Employee costs

For the year ended March 31,	2012	2013	2014	2014
	(Rs. in million) (recast)	(Rs. in million) (recast)	(Rs. in million)	(US dollars in million)
Salaries, wages and bonus	21,927	29,377	32,476	541.3

Defined contribution pension scheme costs	1,116	1,159	1,499	25.0

Defined benefit pension scheme costs	505	787	392	6.5

Voluntary retirement expenses	493	176	618	10.3

	24,041	31,499	34,985	583.1

34. Subsequent Events

There have been no material events other than disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements for the year ended March 31, 2014.

i)	The mining ban in Karnataka was lifted on April 18, 2013. The Group has complied with all conditions for the recommencement of operations and mining operations resumed in December 2013 with a production 1.5 million tonnes during the year.

ii)	Subsequent to the year end, the Honorable Supreme Court (Supreme Court) vide its judgment dated April 21, 2014 has lifted the ban on mining in the State of Goa, subject to certain conditions, including formulation of the state policy for mining leases and renewals. It has imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa to 20 million tonnes subject to determination of final capacity by Expert Committee appointed by the Supreme Court. Further, in its order, the Supreme Court has held that all mining leases in the State of Goa, including those of the Group have expired in 2007 and no mining operations can be carried out until renewal/execution of mining lease deeds by the State government. It has also directed that out of the sale proceeds of the e-auction of excavated ore Leaseholders to be paid average cost of excavation of iron ore, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated to the State Government.

SSL filed a Writ Petition before the Goa Bench of the High Court of Bombay for expeditious renewal of iron ore mining leases. On completion of hearings, the High Court has directed the State Government to renew the applications for mining leases on a immediate basis, where stamp duties have been already paid and consider other applications for mining leases within a period of three months.

In pursuance of the said judgement, the State Government of Goa is expected to announce a ruling on iron ore mining shortly. The Group expects to resume mining operations post necessary approvals for mining leases.

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

In accordance with Codification Topic 932 – Extractive Activities – Oil & gas, this section provides supplemental information on oil & gas exploration and producing activities of the Company for the years ended March 31, 2014, 2013 and 2012 (represents period from December 8, 2011 to March 31, 2012). The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on our estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. Activities not directly associated with oil & gas producing activities are excluded from all aspects of this supplemental information.

Method of accounting for costs incurred in oil & gas producing activities and manner of disposing of capitalized costs relating to those activities

We follow a successful efforts based accounting policy for oil & gas assets.

Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the Income Statement.

Expenditure incurred on the acquisition of a licence interest is initially capitalised on a licence by licence basis. Costs are held, un-depleted, within exploration/appraisal assets until such time as the exploration phase on the licence area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil & gas exploration targets is capitalised initially within exploration/appraisal assets and subsequently allocated to drilling activities. Exploration/appraisal drilling costs are initially capitalised on a well–by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration/appraisal costs are transferred into a single field cost center within property, plant and equipment – development/producing assets after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the Income Statement.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment – development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of an exploration/appraisal asset are initially credited against the previously capitalised costs. Any surplus proceeds are credited to the Income Statement. Net proceeds from any disposal of development/producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the Income Statement to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(i) Capitalized costs relating to oil & gas producing activities

The following table summarizes capitalized costs for oil & gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	India	Sri Lanka	South Africa
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
March 31, 2014
Unproved oil & gas properties	12,369.4	47,332.7	1,769.1
Proved oil & gas properties	1,097,770.5	—	—
Support Equipments	3,911.8	—	—

Gross Capitalized costs	1,114,051.7	47,332.7	1,769.1
Accumulated depreciation, depletion, and amortization, and valuation allowances	(257,594.9)	—	—

Net Capitalized costs	856,456.8	47,332.7	1,769.1

March 31, 2013
Unproved oil & gas properties	8,936.1	42,747.0	719.8
Proved oil & gas properties	961,019.1	—	—
Support Equipments	3,099.5	—	—

Gross Capitalized costs	973,054.7	42,747.0	719.8
Accumulated depreciation, depletion, and amortization, and valuation allowances	(154,851.7)	—	—

Net Capitalized costs	818,203.0	42,747.0	719.8

March 31, 2012
Unproved oil & gas properties	8,111.0	39,721.0	—
Proved oil & gas properties	888,499.7	—	—
Support Equipments	2,047.4	—	—

Gross Capitalized costs	898,658.1	39,721.0	—
Accumulated depreciation, depletion, and amortization, and valuation allowances	(73,541.7)	—	—

Net Capitalized costs	825,116.4	39,721.0	—

Supplementary Information on Oil & Gas Exploration and Production (Unaudited)

(ii) Costs incurred in oil & gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	India	Sri Lanka	South Africa
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
March 31, 2014
Acquisition of properties
Proved
Unproved
Exploration costs	14,113.5	194.1	997.8
Development costs	23,420.6	—	—

Total	37,534.1	194.1	997.8

March 31, 2013
Acquisition of properties
Proved
Unproved
Exploration costs	2,551.9	3,285.3	724.0
Development costs	15,523.8	—	—

Total	18,075.7	3,285.3	724.0

March 31, 2012*
Acquisition of properties
Proved	—
Unproved	—
Exploration costs	940.8	1,171.7	—
Development costs	5,946.9	—	—

Total	6,887.7	1,171.7	—

*	represents period from December 8, 2011 to March 31, 2012

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(iii) Results of operations for oil & gas producing activities

The Company’s results of operations from oil & gas producing activities for the years ended March 31, 2014, 2013 and 2012 are shown in the following table.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil & gas, income taxes are based on statutory tax rates, reflecting allowable deductions. We have an effective tax rate lower than the statutory rate, benefiting from tax holiday in Rajasthan block under section 80-IB (9) of the Income Tax Act, 1961. Interest income and expense are excluded from the results reported in this table.

	India	Sri Lanka	South Africa
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
March 31, 2014
Revenues
Sales	187,102.7	—	—
Transfers	—	—	—
Operating Income	379.4	—	—

Total	187,482.1	—	—

Production costs	(41,500.2)	—	—
Exploration expenses	(541.4)	(95.9)	(15.8)
Depreciation, depletion and amortization and valuation provisions	(84,763.6)	—	—

Results before income tax expenses	60,676.9	(95.9)	(15.8)
Income tax expenses	(13,753.3)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	46,923.6	(95.9)	(15.8)

March 31, 2013
Revenues
Sales	175,518.2	—	—
Transfers	—	—	—
Operating Income	239.6	—	—

Total	175,757.8	—	—

Production costs	(40,242.6)	—	—
Exploration expenses	(53.9)	(2,766.1)	(1.6)
Depreciation, depletion and amortization and valuation provisions	(77,596.7)	—	—

Results before income tax expenses	57,864.6	(2,766.1)	(1.6)
Income tax expenses	(14,189.8)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	43,674.8	(2,766.1)	(1.6)

March 31, 2012*
Revenues
Sales	44,914.1	—	—
Transfers	—	—	—
Operating Income	180.1	—	—

Total	45,094.2	—	—

Production costs	(7,795.6)	—	—
Exploration expenses	(412.3)	(295.2)	—
Depreciation, depletion and amortization and valuation provisions	(16,822.2)	—	—

Results before income tax expenses	20,064.1	(295.2)	—
Income tax expenses	(5,073.6)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	14,990.5	(295.2)	—

*	represents period from December 8, 2011 to March 31, 2012.

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(iv) Reserve quantities information

The following tables represent estimates for oil & gas reserves by geographic area as of March 31, 2014, 2013, 2012 and December 8, 2011. Quantities shown concern proved developed and undeveloped reserves together with changes in quantities for fiscals 2014, 2013 and 2012.

The definitions used for proved, proved developed and proved undeveloped oil & gas reserves are in accordance with United States Securities and Exchange Commission (SEC) Rule 4-10 of Regulation S-X. Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be economically producible in future years from known reservoirs, under existing economic and operating conditions including a 12-month average price prior to the end of the reporting period, unless prices are defined by contract, and cost at the date of estimation.

All the proved reserves presented herein are based on PSCs with the GoI. As such, all net reserves are based on an entitlement calculation which converts our share of cost recovery and profit petroleum under each contract to a volume equivalent of net reserves in accordance with SEC guidance on calculating net reserves subject to these agreements.

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of oil is as follows (in mmbbls):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at December 8, 2011	130.09	—	—	130.09

Revisions of previous estimates	(1.12)	—	—	(1.12)
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(8.37)	—	—	(8.37)

Reserves at March 31, 2012	120.60	—	—	120.60

Revisions of previous estimates	8.59	—	—	8.59
Extensions and discoveries	—	—	—	—
Improved Recovery	8.27	—	—	8.27
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(32.52)	—	—	(32.52)

Reserves at March 31, 2013	104.94	—	—	104.94

Revisions of previous estimates	17.20	—	—	17.20
Extensions and discoveries	—	—	—	—
Improved Recovery	21.63	—	—	21.63
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(32.24)	—	—	(32.24)

Reserves at March 31, 2014	111.53	—	—	111.53

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in bcf):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at December 8, 2011	10.73	—	—	10.73

Revisions of previous estimates	(0.06)	—	—	(0.06)
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(1.20)	—	—	(1.20)

Reserves at March 31, 2012	9.47	—	—	9.47

Revisions of previous estimates	0.06	—	—	0.06
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(2.86)	—	—	(2.86)

Reserves at March 31, 2013	6.67	—	—	6.67

Revisions of previous estimates	2.96	—	—	2.96
Extensions and discoveries	1.21	—	—	1.21
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(3.89)	—	—	(3.89)

Reserves at March 31, 2014	6.95	—	—	6.95

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(iv) Reserve quantities information (Continued)

	2014		2013		2012
	Crude Oil	Natural gas	Crude Oil	Natural gas	Crude Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Net proved developed reserves:
India	75.40	6.03	86.94	6.16	101.36	7.91
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved developed reserves	75.40	6.03	86.94	6.16	101.36	7.91

Net proved undeveloped reserves:
India	36.13	0.92	18.00	0.51	19.24	1.56
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved undeveloped reserves	36.13	0.92	18.00	0.51	19.24	1.56

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(v) Standardized measure of discounted future net cash flows relating to proved oil & gas quantities and changes therein

The table below shows the standardized measure of future net cash flows relating to proved reserves. The analysis is computed in accordance with Topic 932 – Extractive Activities – Oil & gas, by applying average prices during the 12-month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions, as defined by the SEC, fiscal year-end costs, fiscal year-end statutory tax rates and a discount factor of 10% to fiscal year-end quantities of net proved reserves. The standardized measure of discounted future net cash flows is a forward-looking statement.

Future price changes are limited to those provided by existing contractual arrangements at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce fiscal year-end estimated proved reserves based on fiscal year-end costs, assuming continuation of fiscal year-end economic conditions. Pre-tax future net cash flow is net of decommissioning and removal costs. Estimated future income taxes are calculated by applying the appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pretax net cash flows, less the tax basis of related assets. We have an effective tax rate lower than the statutory rate, benefiting from tax holiday in Rajasthan block under section 80-IB (9) of the Income Tax Act, 1961. Discounted future net cash flows are calculated using a discount rate of 10% per year. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced. The standardized measure of discounted future net cash flows prescribed under Topic 932 requires assumptions as to the timing and amount of future development and production costs and income from the production of proved reserves. The information does not represent management’s estimate or our expected future cash flows or the value of its proved reserves and therefore should not be relied upon as an indication of our future cash flow or value of its proved reserves.

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil & gas quantities and changes therein (continued)

	India	Sri Lanka	South Africa	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
At March 31 2014
Future cash inflows	645,543	—	—	645,543
Future production costs	(219,997)	—	—	(219,997)
Future development costs	(74,225)	—	—	(74,225)
Future income tax expenses	(46,633)	—	—	(46,633)

Undiscounted future net cash flows	304,688	—	—	304,688
10 percent midyear annual discount for timing of estimated cash flows	(69,202)	—	—	(69,202)

Standardized measure of discounted future net cash flows	235,486	—	—	235,486

At March 31, 2013
Future cash inflows	563,260	—	—	563,260
Future production costs	(188,176)	—	—	(188,176)
Future development costs	(44,318)	—	—	(44,318)
Future income tax expenses	(45,547)	—	—	(45,547)

Undiscounted future net cash flows	285,219	—	—	285,219
10 percent midyear annual discount for timing of estimated cash flows	(59,095)	—	—	(59,095)

Standardized measure of discounted future net cash flows	226,124	—	—	226,124

At March 31, 2012
Future cash inflows	603,541	—	—	603,541
Future production costs	(178,404)	—	—	(178,404)
Future development costs	(49,683)	—	—	(49,683)
Future income tax expenses	(56,408)	—	—	(56,408)

Undiscounted future net cash flows	319,046	—	—	319,046
10 percent midyear annual discount for timing of estimated cash flows	(68,771)	—	—	(68,771)

Standardized measure of discounted future net cash flows	250,275	—	—	250,275

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil & gas quantities and changes therein (Continued)

	India	Sri Lanka	South Africa	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Balance at April 1, 2013	226,124	—	—	226,124

Sales and transfers of oil & gas, net of production cost	(146,002)	—	—	(146,002)
Development cost incurred	23,247	—	—	23,247
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	63,421	—	—	63,421
Net change due to revisions in quantity estimates	52,235	—	—	52,235
Net change in prices, transfer prices and in production costs	19,548	—	—	19,548
Changes in estimated future development costs	(30,258)	—	—	(30,258)
Accretion of discount	27,168	—	—	27,168
Net change in income taxes	3	—	—	3
Timing	—	—	—	—

Balance at March 31, 2014	235,486	—	—	235,486

	India	Sri Lanka	South Africa	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Balance at April 1, 2012	250,275	—	—	250,275

Sales and transfers of oil & gas, net of production cost	(137,976)	—	—	(137,976)
Development cost incurred	15,475	—	—	15,475
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	23,115	—	—	23,115
Net change due to revisions in quantity estimates	24,013	—	—	24,013
Net change in prices, transfer prices and in production costs	5,673	—	—	5,673
Changes in estimated future development costs	6,479	—	—	6,479
Accretion of discount	30,669	—	—	30,669
Net change in income taxes	8,401	—	—	8,401
Timing	—	—	—	—

Balance at March 31, 2013	226,124	—	—	226,124

Supplementary Information on Oil & gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil & gas quantities and changes therein (Continued)

	India	Sri Lanka	South Africa	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Balance at December 8, 2011	234,293	—	—	234,293

Sales and transfers of oil & gas, net of production cost	(35,132)	—	—	(35,132)
Development cost incurred	5,616	—	—	5,616
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	—	—	—	—
Net change due to revisions in quantity estimates	(3,061)	—	—	(3,061)
Net change in prices, transfer prices and in production costs	22,999	—	—	22,999
Changes in estimated future development costs	(3,258)	—	—	(3,258)
Accretion of discount	29,329	—	—	29,329
Net change in income taxes	(511)	—	—	(511)
Timing	—	—	—	—

Balance at March 31, 2012	250,275	—	—	250,275