Form 20-F
period 2015-03-31
Vedanta Ltd
filed 2015-08-14
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2015

or

☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

From the transition period from                      to

Commission file number 001-33175

Vedanta Limited

(Exact Name of Registrant as specified in its charter)

Republic of India	Sesa Ghor 20, EDC Complex, Patto Panaji, Goa – 403 001, India
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Rajiv Choubey

Company Secretary and Vice President Legal

DLF Atria, Phase-2, Jacaranda Marg, DLF City

Gurgaon – 122002, Haryana, India

(91) 124 4763860

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

As of March 31, 2015, 2,964,694,239 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 221,331,788 equity shares were held in the form of 55,332,947

American Depositary Shares or ADSs.

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

On February 25, 2012, Vedanta Resources Plc (“Vedanta”), the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited (“Sesa Sterlite” or “SSL”) and a consolidation of various subsidiaries held by Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Limited Consolidation”). The Re-organization Transactions were completed during the fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. Please see “Item 5. Operating and Financial Review and Prospects – Consolidation and re-organization of Sesa Goa, Sterlite, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India Limited to Sesa Sterlite”. On April 21, 2015 the name of Sesa Sterlite Limited was changed to Vedanta Limited.

Sterlite Energy was a wholly owned subsidiary of SIIL and SIIL, Vedanta Aluminium, Sesa Goa, MALCO and Cairn India Limited were subsidiaries of Vedanta, the ultimate holding company. Therefore, the Re-organization Transactions (as described elsewhere in this Annual Report) fall within the purview of the common control business combination transactions. The accounting policies described in Notes 1 and 3.D.- “Business Combinations” of the consolidated financial statements included elsewhere in this Annual Report requires that financial statements of the combined entity, Vedanta Limited, be retroactively adjusted, as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control, where such a date is later). The financial information of Cairn India Limited is included from December 8, 2011, the date of acquisition of Cairn India Limited by Vedanta.

In this Annual Report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, for the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “Rs.”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Indian Rupees to US dollars at the rate of Rs. 62.31 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2015; (ii) from Australian dollars to US dollars at the rate of AUD 1.31 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2015; (iii) from South African Rand to US dollars at the rate of ZAR 12.14 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2015 and (iv) from Namibian dollars to US dollars at the rate of NAD 12.08 per $ 1.00 based on the exchange rate quoted by Oanda (data available at www.oanda.com) as of March 31, 2015. As of July 31, 2015, the exchange rate between US dollars and Indian Rupees was $ 1.00 = Rs. 63.87 as quoted by the Federal Reserve Bank of New York.

In this Annual Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the “Republic of Ireland”. References to “Sri Lanka” are to the “Democratic Socialist Republic of Sri Lanka”. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rs”, “Rupees” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the Republic of China.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mmtpa” are to million metric tons per annum, references to “dmt” are to dry million metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “bbls” are to barrels, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “bcf” are to billion cubic feet, and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Cairn India Limited and its subsidiaries, in which the Ravva royalty is not netted off.

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” for more information on these companies and their relationships to us. Unless otherwise stated in this Annual Report or unless the context otherwise requires, references in this Annual Report to “we”, “us”, “our”, “Vedanta Limited”, “our Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited and its subsidiaries (“Cairn India”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“ Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited(“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Sterlite Infraventures Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Pecvest 17 Proprietary Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Twin Star Energy Holdings Limited (“TEHL”), Twin Star Mauritius Holdings Limited (“TMHL”), Western Cluster Limited (“WCL”), Vedanta Exploration Ireland Limited, Maritime Ventures Private Limited and Twinstar Energy Holding Limited.

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Konkola Resources Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, Sesa Sterlite Mauritius Holdings Limited and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

In this Annual Report, references to The London Metal Exchange Limited (“LME”) price of zinc, copper, aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated. References to primary market share in this Annual Report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta Limited’s commercial power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipelines and terminals may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial data presented below as of March 31, 2014 and 2015 and for the years ended March 31, 2013, 2014 and 2015 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. These consolidated financial statements have been audited by Deloitte Haskins & Sells LLP, Mumbai, India, or Deloitte, our independent registered public accounting firm, and included elsewhere in this Annual Report.

The selected consolidated financial data presented below as of March 31, 2011, 2012 and 2013, and for the years ended March 31, 2011 and 2012 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been included elsewhere in this Annual Report.

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

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of Rs. 62.31 per $ 1.00 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2015. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this Annual Report.

	For the Year Ended March 31,
	2011	2012	2013	2014	2015	2015
	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(US Dollar) (in millions except shares and per share data)

Revenue	447,610	598,116	722,303	725,243	733,579	11,773.1

Cost of sales	(313,066)	(435,993)	(556,663)	(557,900)	(995,968)	(15,984.1)

Gross profit/(Loss)	134,544	162,123	165,640	167,343	(262,389)	(4,211.0)
Other operating income	6,917	2,252	3,791	4,541	4,802	77.1
Distribution expenses	(22,126)	(32,151)	(16,430)	(12,127)	(10,078)	(161.7)
Administration expenses	(16,950)	(24,699)	(23,490)	(32,229)	(31,550)	(506.4)

Operating profit/(loss)	102,385	107,525	129,511	127,528	(299,215)	(4,802.0)
Investment and other income	20,559	23,583	34,931	42,165	51,154	821.0
Finance and other costs	(5,015)	(46,323)	(54,716)	(72,821)	(63,398)	(1,017.5)
Share in consolidated profit of associate	—	4,404	—	—	—	—

Profit/(Loss) before tax	117,929	89,189	109,726	96,872	(311,459)	(4,998.5)

Income tax expense	(24,406)	(7,710)	7,502	(34,646)	108,320	1,738.4

Profit/(Loss) for the year	93,523	81,479	117,228	62,226	(203,139)	(3,260.1)
Profit/(Loss) attributable to:
Equity holders of the parent	73,711	51,811	62,363	15,466	(128,350)	(2,059.9)
Non-controlling interest	19,812	29,668	54,865	46,760	(74,789)	(1,200.2)

Earnings/(Loss) per share (refer to Note 27 to consolidated financial statements)

Basic	24.9	17.47	21.03	5.22	(43.29)	(0.7)

Diluted	22.9	17.47	21.03	5.22	(43.29)	(0.7)
Number of equity shares

Period End	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Weighted Average	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Diluted	3,046,447,432	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Dividend declared per share(1),(2)					4.10

Notes:

(1)	On April 29, 2014 the board of directors of Vedanta Limited declared a final dividend of Rs. 1.75 per equity share for fiscal year 2014. The dividend of Rs. 5,188 million ($ 86.5 million) was paid on July 15, 2014. On October 29, 2014 the Board of SSL declared an interim dividend of Rs. 1.75 ($ 0.03) per equity share for fiscal year 2014. The dividend of Rs. 5,188 million was paid on November 10, 2014. On April 29, 2015, the Board recommended a final dividend of Rs. 2.35 ($ 0.03) per equity share for fiscal year 2015, which was approved by our shareholders at the annual general meeting held on July 11, 2015. The dividend amounting to Rs. 6,967 million ($ 111.8 million) has been paid on July 15, 2015.

(2)	Vedanta Limited declared and paid dividend of Rs. 1.10, Rs. 2.00 Rs. 2.30 and Rs. 3.25 per equity share for the years ended March 31, 2011, 2012, 2013 and 2014, respectively.
(3)	On June 11, 2010, our shareholders approved the sub-division of our equity shares from Rs. 2 each to Rs. 1 each. Our shareholders also approved a bonus issue in the ratio of one equity share of Rs. 1 each for one equity share of Rs. 1.

	As of March 31,
	2011	2012	2013	2014	2015	2015
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Consolidated Financial Position Data:
Cash and cash equivalents	24,394	65,270	15,199	12,960	8,621	138.4
Restricted cash and cash equivalents	39	154	706	2,463	4,090	65.6
Total assets	1,177,761	2,209,684	2,414,382	2,581,939	2,161,704	34,692.8
Net assets	696,483	1,058,786	1,183,269	1,262,343	1,028,608	16,508.0
Long-term borrowings	115,563	546,704	523,038	547,375	517,852	8,310.9
Short-term borrowings	122,947	129,928	178,413	161,728	161,233	2,587.6
Equity attributable to equity holders of the parent	586,780	620,809	680,609	699,570	561,119	9,005.3

	For the Year Ended March 31,
	2011	2012	2013	2014	2015	2015
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	116,379	154,064	97,110	56,199	125,710	2,017.7
Investing activities	(157,215)	(484,939)	(153,176)	(52,631)	(43,939)	(705.2)
Financing activities	59,771	370,706	1,855	(6,280)	(86,448)	(1,387.3)
Segment Data:
Revenue from external customers:

Zinc India	98,444	111,319	123,241	131,980	144,127	2,313.1
Zinc International	9,961	41,272	43,475	40,156	35,886	575.9
Oil & Gas*	—	44,944	175,518	187,103	146,945	2,358.3
Iron Ore	99,851	88,248	26,054	16,516	19,039	305.6
Copper	156,610	201,647	217,262	205,577	225,198	3,614.2
Aluminium	71,590	82,195	99,073	107,790	126,900	2,036.6
Power	11,154	26,088	34,169	35,076	33,906	544.2
Others	—	2,403	3,511	1,045	1,578	25.2

Total	447,610	598,116	722,303	725,243	733,579	11,773.1

Operating profit/(loss):
Zinc India	50,914	54,060	58,341	61,696	62,267	999.3
Zinc International	1,592	6,008	5,078	2,484	4,268	68.5
Oil & Gas*	—	16,887	50,370	53,942	(395,146)	(6,341.6)
Iron Ore	34,533	23,115	(77)	(5,476)	(3,422)	(54.9)
Copper	9,198	7,765	8,517	8,876	14,344	230.2
Aluminium	3,628	(2,585)	960	4,979	13,752	220.7
Power	3,310	2,335	6,393	1,494	4,484	72.0
Others	(790)	(60)	(71)	(467)	238	3.8

Total	102,385	107,525	129,511	127,528	(299,215)	(4,802.0)

Segment profit/(loss)
Zinc India	55,343	59,296	64,227	68,642	70,605	1,133.1
Zinc International	4,247	17,367	15,712	12,829	11,059	177.5
Oil & Gas*	—	33,825	128,502	139,453	88,671	1,423.1
Iron Ore	48,154	34,229	4,530	(2,700)	(891)	(14.3)
Copper	11,247	9,938	10,868	11,429	17,385	279.0
Aluminium	13,426	7,742	11,285	16,131	22,529	361.6
Power	4,527	6,299	11,551	7,429	8,424	135.2
Others	(789)	(60)	(61)	(257)	532	8.5

Total	136,155	168,636	246,614	252,956	218,314	3,503.7

*	2012 represents period from December 8, 2011 to March 31, 2012.

Notes:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting operating profit to exclude depreciation, amortization and impairment. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting future periods. The following table reconciles operating profit to segment profit for the periods indicated:

	For the Year Ended March 31,
	2011	2012	2013	2014	2015	2015
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Zinc India:

Operating profit	50,914	54,060	58,341	61,696	62,267	999.3

Plus: Depreciation and amortization	4,429	5,236	5,886	6,946	8,338	133.8

Segment profit	55,343	59,296	64,227	68,642	70,605	1,133.1

Zinc International

Operating profit	1,592	6,008	5,078	2,484	4,268	68.5

Plus: Depreciation and amortization(1)	2,655	11,359	10,634	10,345	6,791	109.0

Segment profit	4,247	17,367	15,712	12,829	11,059	177.5

Oil & Gas

Operating profit/(loss)	—	16,887	50,370	53,942	(395,146)	(6,341.6)
Plus: Depreciation and amortization(2)	—	16,938	78,132	85,511	483,817	7,764.7

Segment profit	—	33,825	128,502	139,453	88,671	1,423.1

Iron Ore

Operating profit/(loss)	34,533	23,115	(77)	(5,476)	(3,422)	(54.9)

Plus: Depreciation and amortization	13,621	11,114	4,607	2,776	2,531	40.6

Segment profit/(loss)	48,154	34,229	4,530	(2,700)	(891)	(14.3)

Copper:

Operating profit	9,198	7,765	8,517	8,876	14,344	230.2

Plus: Depreciation and amortization	2,049	2,173	2,351	2,553	3,041	48.8

Segment profit	11,247	9,938	10,868	11,429	17,385	279.0

Aluminium:

Operating profit/(loss)	3,628	(2,585)	960	4,979	13,752	220.7

Plus: Depreciation and amortization(3)	9,797	10,327	10,325	11,152	8,777	140.9

Segment profit	13,426	7,742	11,285	16,131	22,529	361.6

Power:

Operating profit	3,310	2,335	6,393	1,494	4,484	72.0

Plus: Depreciation and amortization	1,217	3,964	5,158	5,935	3,940	63.2

Segment profit	4,527	6,299	11,551	7,429	8,424	135.2

Others:

Operating profit/(loss)	(790)	(60)	(71)	(467)	238	3.8

Plus: Depreciation and amortization	1	—	10	210	294	4.7

Segment profit/(loss)	(789)	(60)	(61)	(257)	532	8.5

(1)	Includes impairment charge of Rs. 2,873 million in fiscal year 2014
(2)	Includes impairment charge of Rs. 406,144 million ($ 6,518.1 million) in fiscal year 2015
(3)	Includes impairment charge of Rs. 668 million in fiscal year 2014 and Rs. 294 million ($ 4.7 million) in fiscal year 2015

	For the Year Ended March 31,
	Unit of Measurement	2013	2014	2015
	(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	12.8	16.6	21.4

Cost of production before by-product revenue(2)
Zinc India		$1,111	1,069	1,215
Zinc International		$1,165	1,300	1,533
Oil and Gas	$/boe	22.2	20.9	22.9
Iron ore		$41.3	40.9	134.9
Copper smelting and refining	¢/lb	20.1	18.8	14.0
Aluminium		$1,887	1,664	1,790
Power – Jharsuguda 2400 MW plant	Rs./unit	2.1	2.1	2.1

Cost of production net of by-product revenue(2)
Zinc India		$981	985	1,111
Zinc International		$1,089	1,167	1,393
Oil and Gas	$/boe	22.2	20.9	22.9
Iron ore		$41.3	40.9	134.9
Copper smelting and refining	¢/lb	8.7	9.7	4.2
Aluminium		$1,879	1,658	1,785
Power - Jharsuguda 2400 MW plant	Rs./unit	2.1	2.1	2.1

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

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

2)	Cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of Royalty and provision towards contribution to District Mineral Foundation (“DMF”) and National Mineral Exploration Trust (“NMET”) is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•	Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of Royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid, and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this Annual Report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•	Cost of production of power for Jharsuguda 2400 MW power plant (and not for the TSPL 660 MW, the 274 MW HZL power plant, the 270 MW BALCO power plant and the 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

•	Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

	For the Year Ended March 31,
	2011		2012		2013		2014		2015
	(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)
Zinc—India:

Segment revenue	Rs.	98,444	Rs.	111,319	Rs.	123,241	Rs.	132,811	Rs.	144,127
Less:

Segment profit		(55,343)		(59,296)		(64,227)		(68,642)		(70,605)

		43,101		52,023		59,014		64,169		73,522
Less:
Cost of tolling including raw material cost		(1,651)		(3,121)		(6,805)		—		—
Cost of intermediary product sold		(1,699)		(149)		(1,806)		(3,461)		(3,230)
Cost of lead metal sold		(3,028)		(5,260)		(6,962)		(8,115)		(8,991)

Others (c)		(815)		(1,451)		(2,506)		(4,146)		(6,773)

Total before adjusting for by-product revenues	Rs.	35,908	Rs.	42,042	Rs.	40,934	Rs.	48,447	Rs.	54,528

By-product revenue		(3,762)		(5,315)		(4,766)		(3,821)		(4,692)

Total after adjusting for by-product revenues	Rs.	32,146	Rs.	36,727	Rs.	36,168	Rs.	44,626	Rs.	49,836

Production output (in tons)		712,471		758,716		676,923		749,167		733,805
Cost of production before by-product revenue (per ton) (a)		$1,106		$1,156		$1,111		$1,069		$1,215
Cost of production net of by- Product revenue (per ton) (a)		990		1,010		981		985		1,111

Zinc—International:

Segment revenue	Rs.	9,961	Rs.	42,771	Rs.	43,475	Rs.	40,156	Rs.	35,886

Less: Segment profit		(4,247)		(17,367)		(15,712)		(12,829)		(11,059)

		5,714		25,404		27,763		27,327		24,827

Less:
Cost of intermediary product sold		(82)		—		—		—		—
TcRc				4,340		3,344		4,191		4,943
Cost of lead metal sold		(453)		(6,240)		(5,336)		(4,631)		(4,486)

Others (c)		(345)		(2,228)		(3,351)		(2,900)		(894)

Total before adjusting for by-product revenues	Rs.	4,834	Rs.	21,276	Rs.	22,421	Rs.	23,987	Rs.	24,390

By-product revenue		(706)		(1,621)		(1,459)		(2,464)		(2,230)

Total after adjusting for by-product revenues	Rs.	4,128	Rs.	19,655	Rs.	20,962	Rs.	21,522	Rs.	22,160

Production output (in tons)		80,066		359,730		353,404		304,945		260,106
Cost of production before by-product revenue (per ton) (a)		$1,324		$1,233		$1,165		$1,300		$1,533

	For the Year Ended March 31,
	2011		2012		2013		2014		2015
	(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)
Cost of production net of by-product revenue (per ton) (a)		$1,131		$1,139		$1,089		$1,167		$1,393

Oil & Gas

Segment revenue		—		44,944		175,518		187,103		146,945
Less:

Segment profit		—		(33,825)		(128,502)		(139,453)		(88,671)

		—		11,119		47,016		47,650		58,274

Less:		—
Unsuccessful Exploration Cost		—		(709)		(2,821)		(653)		(7,867)

Other income		—		180		1,025		379		103

Pre award cost		—		(67)		(194)		(242)		(1)

Others(c)		—		(2,954)		(5,217)		(5,575)		(5,619)

Total before adjusting for by-product revenues	Rs.	—	Rs.	7,569	Rs.	39,810	Rs.	41,560	Rs.	44,890

By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues	Rs.	—	Rs.	7,569		Rs. 39,810	Rs.	41,560	Rs.	44,890

Net Production (in mmboe)		—		8.57		33.00		32.89		32.0
Cost of production before by-product revenue (per boe)(a)		$—		$17.4		$22.2		$20.9		$22.9
Cost of production net of by-product revenue (per boe)(a)		—		17.4		22.2		20.9		22.9

Iron Ore

Segment revenue		99,851		88,339		26,119		16,558		19,963
Less:

Segment profit		(48,154)		(34,229)		(4,530)		2,700		891

		51,697		54,110		21,589		19,258		20,854
Less:
Cost of Intermediary product sold		(8,899)		(8,018)		(9,309)		(16,340)		(15,953)

Export Duty		(6,620)		(16,233)		(4,430)		—		—

Others (c)		(7,549)		(7,665)		500		810		214

Total before adjusting for by-product revenues		28,629		22,194		8,351		3,728		5,115

By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		28,629		22,194		8,351		3,728		5,115

Production output (in million dmt)		18.84		13.75		3.71		1.51		0.62
Cost of production before by-product revenue (per dmt) (a)		$33.3		$33.7		$41.3		$40.9		$134.9
Cost of production net of by-product revenue (per dmt) (a)		33.3		33.7		41.3		40.9		134.9

	For the Year Ended March 31,
	2011		2012		2013		2014		2015
	(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)
Copper:

Segment revenue	Rs.	156,610	Rs.	201,647	Rs.	217,374	Rs.	205,879	Rs.	226,298
Less:

Segment profit		(11,247)		(9,938)		(10,868)		(11,429)		(17,385)

		145,363		191,709		206,506		194,450		208,913
Less:
Purchased concentrate/rock		(135,651)		(181,766)		(193,200)		(182,399)		(196,428)
Cost for downstream products		(1,638)		(1,481)		(2,163)		(3,354)		(3,441)

Others (c):		(2,153)		(1,779)		(2,630)		(1,295)		(2,220)

Total before adjusting for by-product and free copper revenues	Rs.	5,921	Rs.	6,683	Rs.	8,513	Rs.	7,402	Rs.	6,824

By-product revenues		(2,717)		(3,976)		(2,165)		(1,208)		(2,215)
Free Copper net sale		(1,969)		(2,708)		(2,647)		(2,385)		(2,559)

Total after adjusting for by-product and free copper revenues	Rs.	1,235	Rs.	(1)	Rs.	3,701	Rs.	3,809	Rs.	2,050

Production output (in tons)		303,991		325,877		353,154		294,434		362,373
Cost of production before by-product and free copper revenue (a)	¢/lb	19.4	¢/lb	19.4	¢/lb	20.1	¢/lb	18.8	¢/lb	14.0
Cost of production net of by-product and free copper revenue (a)		4.0		0.0		8.7		9.7		4.2

Aluminium:

Segment revenue		71,590		82,302		99,633		107,989		127,130
Less:

Segment profit		(13,426)		(7,742)		(11,285)		(16,131)		(22,529)

		58,164		74,560		88,348		91,858		104,601
Less: Cost of intermediary product sold		—		—		—		—		—
Cost for downstream products		(3,629)		(4,122)		(5,140)		(4,230)		(4,611)

Others (c):		839		(1,887)		(3,613)		(7,540)		(7,707)

Total before adjusting for by-product revenues	Rs.	55,374	Rs.	68,551	Rs.	79,594	Rs.	80,087	Rs.	92,283

By-product revenue		(229)		(290)		(299)		(281)		(223)

Total after adjusting for by-product revenues	Rs.	55,145	Rs.	68,261	Rs.	79,296	Rs.	79,807	Rs.	92,060

Production output (hot metal) (in tons)		644,193		680,461		774,851		795,728		843,219
Cost of production before by-product revenue (per ton) (a)		$1,886		$2,101		$1,887		$1,664		$1,790

	For the Year Ended March 31,
	2011		2012		2013		2014		2015
	(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)
Cost of production net of by-product (per ton) (a)		$1,878		$2,091		$1,879		$1,658		$1,785

Power

Segment revenue		11,154		28,473		36,365		37,638		41,186
Less:

Segment profit		(4,527)		(6,299)		(11,551)		(7,429)		(8,424)

		6,627		22,174		24,814		30,209		32,762
Less:
Cost of power at TSPL, BALCO, HZL and MALCO Energy		(6,627)		(8,188)		(8,286)		(9,456)		(13,725)

Others (c):		—		(1,828)		(2,555)		(4,710)		(3,589)

Total	Rs.	—	Rs.	12,157	Rs.	13,973	Rs.	16,043	Rs.	15,448

Production output (in MU)(b)		—		4,637		6,718		7,625		7,216
Cost of production before by-product revenue (per unit)	Rs.	—	Rs.	2.6	Rs.	2.1	Rs.	2.1	Rs.	2.1
Cost of production net of by-product revenue (per unit)	Rs.	—	Rs.	2.6	Rs.	2.1	Rs.	2.1	Rs.	2.1

Notes:

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India (“the RBI”), reference rates for the years ended March 31, 2011, 2012, 2013, 2014 and 2015 of Rs. 45.58 per $ 1.00, Rs. 47.95 per $ 1.00, Rs. 54.45 per $ 1.00, Rs. 60.50 per $ 1.00 and Rs. 61.15 per $ 1.00 respectively.
(b)	Production does not include units generated from the TSPL 660 MW, the 274 MW HZL wind power plant, the 270 MW BALCO power plant and the 106.5 MW MALCO Energy’s power plant.
(c)	“Others” include head office expenses, administration expenses, selling and distribution expenses, exploration costs that have been expensed, changes in inventory, foreign exchange fluctuations, expenses incurred for large corporate social responsibility initiatives undertaken, such as building hospitals and other operating income. These costs are indirect costs and not related to the direct cash cost of production and hence have been excluded from calculating cost of production.

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

Our current oil and gas reserves and production are significantly dependent on the Rajasthan block in India. The current production sharing contract for the block is valid until May 2020. If the production sharing contract does not get extended or gets extended on unfavorable terms, for example, if the GoI seeks a higher profit share, or the Oil and Natural Gas Corporation Limited (“ONGC”) seeks higher shareholding in the Rajasthan block, this could result in a substantial loss of value and could have a material and adverse effect on our results of operations and financial condition. Furthermore, under the terms of the production sharing contracts, we are obliged to sell our entitlement to crude oil in the domestic Indian market until such time as the total availability of the crude oil and condensate from all domestic petroleum production activities meets the total national demand and India achieves self-sufficiency. There is currently a mismatch between the demand and the supply for crude oil in India, with the demand outweighing the domestic production of crude oil, and this mismatch is expected to continue in the long term. Further, to the extent our Indian blocks yield crude oil that is not suitable for processing by refineries in India, it may be difficult for us to monetize such domestic crude oil reserves and this could have a material adverse effect on our oil and gas business, financial condition or results of operations.

Government approval is also required, generally, for the continuation of mining as well as oil and gas exploration and production activities in India and other jurisdictions, and such approval can be revoked for a variety of circumstances by the GoI, Indian courts or other authorities. Any general suspension of mining activities by the government of a jurisdiction containing our mining operations could have the effect of closing or limiting production from our operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015. This was due to the suspension imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa for the period September 2012 to April 2014. The ban was lifted in Goa in April 2014 through an order of the Supreme Court which was conditional on the state government of Goa issuing a state mining policy. Thereafter the state government of Goa declared a state mining policy later during the year, and renewed leases pending from the year 2007 in December 2014 and January 2015. Most of the leases are awaiting consent from the Indian Bureau of Mines and the Goa State Pollution Control Board following which mining will commence. The MoEF has also lifted the suspension on environmental clearances which it had earlier notified. Pursuant to the April 2014 order from the Supreme Court and recommendation, the state government of Goa has advised an initial cap of 20 mt for the state of Goa which is estimated to be increased in future. The Group has been allocated a capacity of 5.54 mt with a cap limit of 20 mt for Goa mining operations. The registration of mining leases in Goa has been completed and the Goa State Pollution Control Board in their meeting held on July 10, 2015 has considered renewal of consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act. Further, we have filed application for approval of mining plan for 15 mine leases, of which we have received approval for six mines. On August 10, 2015, operations at the Codli mine commenced and operations at the remaining mines are likely to restart from the second half of fiscal year 2016 after receiving the consent to operate and the approval of mining plans. Further, the state government of Goa appointed a firm of chartered accountants in August 2014 to undertake an audit of production levels in excess of environment clearances of all mining companies operating in the state of Goa, including our Company for the period from fiscal year 2008 to fiscal year 2013. The firm of chartered accountants submitted its final report to the state Directorate of Mines and Geology (DMG) on May 5, 2015. Observations raised by the audit with respect to our Company included production levels to be in excess of environmental clearances for the leases of the Company, and whether the royalty can be payable on a dry metric ton (DMT) basis instead of wet metric ton (WMT) basis, and the audit process was based on the formats and procedures specified by DMG and the report was submitted accordingly. The Company has refuted these observations and provided its responses to these observations to the firm of chartered accounts based upon a legal opinion of our Indian counsel, and these responses have been filed in the audit report of the chartered accountant firm to the state DMG. In doing so, the Company has reserved its rights without prejudice to its responses and requested an opportunity to furnish further documentation and information as may be appropriate before any further steps in this regard are taken by the state government. The Company has not received any further notice or communication in this regard. If the Company is subject to any subsequent action based upon the recommendations of the audit report, we could be subject to significantly higher royalty payments and / or other penalties. Such an outcome or any other adverse outcome could result in a material adverse effect on our financial condition and results of operations.

With regards to operating in Karnataka, we resumed operations after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, but the temporary working permission expired on July 31, 2014. Our operations in Karnataka were suspended for the period from August 1, 2014 to February 27, 2015 and recommenced from February 28, 2015 after obtaining all statutory clearances. We have applied to the Central Empowered Committee through the Monitoring Committee for enhancement of its environmental clearance limit for our iron ore operations in Karnataka.

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

Further, during fiscal year 2015, the Audit Committee was made aware that charges have been filed against several persons unconnected with the Group and one employee of Cairn India Limited who was previously arrested and subsequently released, for alleged possession and access to government information. Cairn India Limited has not been named in the charges. Cairn India Limited has in place a comprehensive compliance program and controls, and regularly undertakes review of its controls.

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

The new Mines and Minerals (Development and Regulations) Amendment Act, 2015 (“MMDRA Amendment Act”), notified towards the end of fiscal year 2015, brings greater transparency in the granting of mineral concessions through an e-auction process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to the District Mineral Foundation (“DMF”) for the benefit of people affected by mining and an additional 2% of royalties to the National Mineral Exploration Trust. Although the exact percentage of the DMF contribution has not been notified and the government is expected to announce it shortly, it can potentially impact mining of low grade and deep ore bodies which will not be conducive to growth of mining in the country.

In addition, our oil and gas business is also subject to complex and comprehensive regulations in India, Sri Lanka and South Africa. For example, upon the expiry of oil and gas licenses in India, contractors are generally required under the terms of relevant licenses or local law to conduct decommissioning or abandonment activities with regard to the equipment, and wells and generally make good production sites. There can be no assurance that we will not in the future incur decommissioning charges in excess of those currently provided for, since local or national governments may require decommissioning to be carried out in circumstances where there is no express obligation to do so, particularly in case of future oil and gas license renewals. The costs, liabilities and requirements associated with complying with existing and future laws and regulations may also be substantial and time-consuming and may delay the commencement or continuation of oil and gas exploration or metal mining and production activities. This and any changes to the regulations could require changes to the manner in which we conduct our business and result in an increase in compliance costs, which could have a material adverse effect on our business, financial condition and results of operation.

We have significant asset concentration risks, and any interruption in the operations at those assets could have a material adverse effect on our results of operations and financial condition

Our results of operations have been and are expected to continue to be substantially dependent on the reserves, production and the cost of production at certain of our key assets, and any interruption in the operations, exploration and development activities at those assets for any reason could have a material adverse effect on our results of operations and financial condition. For example, the Rajasthan block produced 93.2% of our average daily net operated production from our oil and gas business in fiscal year 2015 and oil and gas from the Rajasthan block constituted 96.3% of our net aggregate proved oil and gas reserves on a barrel of oil equivalent basis as of March 31, 2015. Our ongoing capital expenditure program has focused on development and exploration activities across all the assets with approximately 83% of the capital expenditure for fiscal year 2015 having been invested in the Rajasthan block.

Further, our Rampura Agucha zinc mine produced 82.8% of the total mined zinc metal in concentrate that we produced in fiscal year 2015 and constituted 45.7% of our total proven and probable zinc ore reserves as of March 31, 2015 in India. Furthermore, the Codli mine in Goa constituted 16.8% of our proved and probable iron ore reserves in India as of March 31, 2015. Suspension of mining activities in Goa has materially affected our operations, and any future interruption in the operations of these mines, could have a material adverse effect on our results of operations and financial condition. For example, the production of saleable ore from our iron ore business at Goa declined from 3.7 million tons in fiscal year 2013 to nil in fiscal year 2014 due to the suspension of mining activities in Goa since September 11, 2012 and an order of the Supreme Court of India since October 5, 2012. On April 21, 2014, the Supreme Court of India lifted the mining suspension with certain conditions. The Supreme Court also imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa. Further, in its order, the Court held that all mining leases in the State of Goa including ours expired in 2007. Consequently, no mining operations can be carried out until the renewal or execution of mining lease deeds by the state government of Goa. Following such order of the Supreme Court, in August 2014, the High Court of Bombay at Goa pronounced an Order to renew mining leases in Goa. The MoEF and state government of Goa have also revoked their suspension orders subject to limits imposed by the Supreme Court. However, operations for most of the mines in Goa remain suspended, pending mining clearances from the Indian Bureau of Mines and the Pollution Control Board. Any such suspension or further delay in recommencement of mining operations from these mines could have a material adverse effect on our results of business, financial condition, results of operations and prospects.

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

Acquisition risks. As part of our growth strategy, we intend to continue to pursue acquisitions to expand our business. There can be no assurance that we will be able to identify suitable acquisition, strategic investment or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or investments, integrate such businesses or investments, satisfy regulatory requirements for such acquisitions or that any business acquired will be profitable. If we attempt to acquire non-Indian companies, we may not be able to satisfy certain Indian regulatory requirements for such acquisitions and may need to obtain the prior approval of the RBI which we may not be able to obtain. The funding of such acquisitions by us may require certain approvals from regulatory authorities in India. In addition, acquisitions and investments involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired businesses or investments. Any failure to achieve successful integration of such acquisitions or investments could have a material adverse effect on our business, results of operations or financial condition.

If our planned expansions and new projects are delayed, or if we experience cost overruns in our projects, our results of operation and financial condition may be materially and adversely affected

We have in recent years initiated significant expansion plans for our existing operations and planned greenfield projects, which involve significant capital expenditure. Although several of these initiatives have been completed, work remains to be completed in some of these projects. The timing, implementation and cost of such expansion are subject to a number of risks, including the failure to obtain necessary leases, licenses, permits, consents and approvals, or funding for the expansion. We do not currently have all of the leases, licenses, permits, consents and approvals that are or will be required for our planned expansion and new projects. There can be no assurance that we will be able to obtain or renew all necessary leases, licenses, permits, consents and approvals in a timely manner.

For example, a writ petition was filed at the High Court of Madras challenging the grant of an environmental clearance for the expansion of our copper smelting unit at Tuticorin. Further, the expansion of our alumina refinery at Lanjigarh has been on hold since October 2010 because of the environmental approval was rendered non-operational by the MoEF. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details.

Additionally, while all pre-commissioning activities, tests and tie-ins are completed for pipelines and most of the key approvals are in place, there could be further delays in final start-up of the facilities pending export readiness of the marine systems, in case certain pending supplies from original equipment manufacturers are delayed. Further, although all tests and pre-commissioning activities have been completed, risks associated to the start-up stage could further delay the first cargo. For instance, the construction of the additional Salaya to Bhogat section of the main pipeline has been approved by ONGC, the relevant regulatory authorities and the GoI. The estimated costs of the Salaya to Bhogat section were included as part of the overall cost estimates for construction of the main pipeline and the cost overrun has been approved by the joint venture partner and the relevant regulatory authorities, but not yet approved by the GoI. If the GoI does not approve the increase in costs, this could increase the risk that some of the costs for constructing, installing and commissioning this section of the main pipeline are not allowed for cost recovery purposes. The occurrence of any of the above events could have a material adverse effect on our results of operations and financial condition of our business.

Moreover we are currently undertaking exploration programs in our Rajasthan and other oil blocks and any delays in this exploration program or shortfall in achieving the necessary output levels could materially and adversely affect our operations and financial condition.

In fiscal year 2013, we announced an expansion of our zinc-lead mines capacity to 1.2 MTPA in a phased manner until fiscal year 2019 in our Zinc India business. This will involve sinking of underground shafts and developing underground mines. Benefits from these growth projects are expected to begin in fiscal year 2016, even though project activities will continue until fiscal year 2019. Annual capital expenditure towards these projects is expected to be approximately $ 250 million. Any delays in the execution of the expansion plans or any shortfall in achievement of the expansion objectives may adversely affect our business, financial condition and results of operations.

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

We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Because the value of reserves is calculated based on that part of our mineral and oil and gas deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices may result in a reduction in the value of any reserves that we obtain as less of the deposits contained therein would be economically exploitable at lower prices. For example, during fiscal year 2015, we recorded impairment charge on oil and gas assets of Rs. 406,144 million ($ 6,518.1 million) mainly relating to the Rajasthan block and the Sri Lanka block, triggered by the significant fall in crude oil prices.

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

Additionally, fall of ground has been identified as the largest risk for the Lisheen mine and it is likely that this will remain the top risk until all underground operations have ceased and rewatering has commenced (currently anticipated to be November 2015). Other risks for consideration are the declining production profile due to poor ground conditions and the inability to meet backfill targets and these risks increase during the later months of production.

•	Availability of raw materials. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminium business, which has high energy consumption due to the energy-intensive nature of aluminium smelting, is significantly dependent on receiving allocations from Coal India Limited and its subsidiaries. A shortage of coal from April 2005 led Coal India Limited to reduce the amount of coal supplied to all of its non-utility customers, such as the aluminium industry consumers, including BALCO. As a result, BALCO was forced to utilize higher-priced imported coal and coal from non-linkage sources, which resulted in higher power generation costs. In fiscal year 2015, 70.0% of the allocated coal was supplied from Coal India Limited.

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

Our oil processing facility in the northern fields of the Rajasthan block require reliable fuel supply for power generation and heating, to ensure the quality of our crude oil production. Currently, the fuel supply for power generation and heating requirements are being met through associated natural gas from the Mangala field, supplemented as required by natural gas from the Raageshwari Deep gas field. While the current gas supply is adequate to ensure a sufficient fuel supply, there is no guarantee that the current estimates of the future fuel requirements can be supplied from the gas associated with existing and future oil production, supplemented by gas supply from the Raageshwari Deep gas field. In such an event, an alternative energy source would need to be obtained, which could have a material adverse effect on our business, financial condition or results of operations.

•	Availability of water. The mining operations of our zinc and aluminium businesses, production from our oil fields, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to the National Thermal Power Corporation Limited’s premises. An unfavorable decision in this dispute may significantly increase BALCO’s costs of obtaining water for our power plant.

We inject hot water to maintain reservoir pressure and to optimize crude oil recovery at the Mangala, Bhagyam and Aishwariya oil fields. The source water for these fields is, and will continue to be provided from water production wells drilled in the Thumbli saline aquifer in the Barmer Basin. Extraction of saline water also requires the approval of the relevant government authorities. There can be no assurance that the estimated impact of the expected water extraction from the flow of groundwater is accurate. A failure to extract the required amount of water during the life of the existing and currently planned developments or an inaccurate prediction of the impact on the flow of groundwater, or delay or cancellation of the approval from the government authorities to extract saline water, may require us to access alternative sources of water. Although the relevant government authority has given its consent for the extraction of saline groundwater from Thumbli, it is possible that we will be perceived to be directly or indirectly responsible for any shortage of fresh water or deterioration in water quality. In such an event, the local authorities may require us to access alternative water sources or holding us responsible for any contamination of the fresh water supply by saline groundwater from the aquifer which would have a material adverse effect on our business, financial condition or results of operations.

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our business, financial condition or results of operations.

•	Inadequate plant operating and maintenance procedures. We have in place operating and maintenance procedures to maintain the integrity of our production facilities. However, there is a risk of unplanned events, inadequate application of these procedures or higher levels of corrosion than expected could cause disruption to production all of which could have a material adverse effect on our business, financial condition or result of operations.

•	Dependence on third parties. We depend on third parties for the construction, delivery and commissioning of the power facilities, supply and testing of equipment and transmission and distribution of electricity that we generate, which is beyond our control. For instance, the external contractors may not be able to complete construction and installation on time, within budget, or to the specifications set forth in our contracts with them, or the contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages, penalty clauses or performance guarantees or result in termination of contracts. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings- Proceedings against TSPL relating to its delay in commissioning various units of the power plant.” In addition, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of contractors and increasing costs of services. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

•	Price volatility and changes in tariff policy. As we sell the power we generate in the open market (rather than to captive schemes), we are exposed to spot prices, which are subject to factors beyond our control.

•	Power purchase agreements. The power purchase agreements and other agreements that we have entered into, or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms, which in turn may affect our results of operations and financial condition.

•	Power transmission. Lack of strong power transmission infrastructure could restrict our power generation volumes. For example, the effective plant load factor for all the four units of our commercial power plant at Jharsuguda was constrained at 39% in fiscal year 2015 on account of the limited power transmission infrastructure available in India.

•	Regulatory compliance. Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shut downs.

•	Flow assurance concerns of crude oil. The waxy nature of crude oil at the northern fields of the Rajasthan block requires us to use hot water injection as the recovery technique at these fields. Injection of hot water requires that the temperature of the water is maintained at a certain level to ensure that the temperature of the crude oil is not reduced by the water used in the injection process to the point where solidification may occur. If the temperature of the injection water is not maintained at the required level, the required injection rate may not be able to be maintained, therefore the overall field production rate and ultimate recovery may be adversely impacted. Further, the waxy nature of crude oil requires that the temperature of crude oil transported through the 24 inch insulated oil pipeline and connecting spur lines should be kept at a temperature greater than the temperature of crude oil. Maintaining the temperature of the crude oil above this wax appearance temperature has required the installation of a specialized heating system and heating stations at various points along the pipeline. If the specialized heating system does not perform as expected, or there are problems associated with the performance of the heating stations, there are problems supplying fuel to the power generation systems at these heating stations; the temperature of crude oil may not be maintained, which would have an adverse impact on the rate at which oil can be transported through the pipeline. Any reduction in the crude oil production, ultimate recovery, or in the oil transportation may have a material adverse effect on our business, financial condition or results of operations.

•	Accidents at mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit and collapses of the open-pit wall. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. For example, the production of Skorpion Zinc was stopped for 23 days in January 2015 due to a fire accident in the cell house. We are required by law to compensate employees for work-related injuries and failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

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

We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of certain iron ore mining leases, and for execution of our projects and supply of equipment and services, as well as for offtake of our production volumes

We source a majority of our copper concentrate and a portion of alumina requirements from third parties. For example, in fiscal year 2015, we sourced approximately 100% of our copper concentrate and 41.9% of our alumina requirements from third parties. Profitability and operating margins of our copper and aluminium business depends on the ability of the suppliers to ensure timely delivery of the contracted volumes. Also, profitability and operating margins of our aluminium business depends upon our ability to obtain the required alumina at prices that are low relative to the market prices of aluminium products that we sell and our ability to source these raw materials at a reasonable price.

We operated our Sonshi iron ore mine that is leased by the state of Goa to third parties through a long-term ore raising contract, until the imposition of a temporary suspension of mining activities relating to iron ore by Supreme Court of India in the state of Goa during September 2012. Under the contract, we, as a contractor, are responsible for extracting the ore which we then purchase back from the relevant third party owners. During fiscal year 2013, approximately 0.9 million tons of our crude iron ore production (or approximately 23% of our iron ore production) was derived from our operation of third party mines. As part of our contract arrangements, we generally pay such third party owners a purchase price per ton of iron ore, which is linked to the market price of iron ore. This contract expired on March 31, 2015, but negotiations are underway to renew it. However, there is no assurance that the third party mine owners will renew our contract on the same or otherwise favorable terms, or at all. There is also no assurance that, where such mine is owned by a third party under a lease, the third party will apply for a renewal of such lease in a timely fashion prior to its expiry, or be successful in obtaining such renewals. Any failure to renew material contracts or significant increases in royalty payments may adversely affect our business, financial condition, results of operations and prospects.

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

In our oil and gas business, we had infrastructure and oil sales agreements with the GoI nominated public sector refineries and domestic private sector refineries for expected levels of crude oil production from the Rajasthan block until March 2016. Stoppage of off-take or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements. Additionally, two private sector buyers account for approximately 84% of the total sales of Rajasthan block in fiscal year 2015 and any unforeseen disruption at these buyer’s facilities would affect sales volume and therefore revenue generation. Further, we are subject to the risk of delayed off takes or payment for delivered production volumes or counterparty default. Any of these could have an adverse impact on our crude oil sales and cash flows.

In certain cases, the relevant counterparty, either legally or as a result of geographic, infrastructure or other constraints or factors, is in practice the sole potential purchaser of the relevant production output. This is particularly the case for sales of gas which relies on the availability or construction of transmission and other infrastructure facilities, enabling the supply of gas produced to be supplied to end users. The absence of competitors for the transmission or purchase of gas produced by us may expose us to offtake and production delays, adverse pricing or other contractual terms or may restrict the availability of transmission or other necessary infrastructure.

Such delays or defaults or adverse pricing or other adverse contractual terms or restricted infrastructure availability could have a material adverse effect on our business, financial condition or results of operations.

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on such properties or result in significant unanticipated costs

Our ability to mine the land on which we have been granted mining lease rights and to make use of our other industrial and office premises is dependent on the acquisition of surface rights. Surface rights and title to land are required to be negotiated separately with land owners, although there is no guarantee that these rights will be granted. Any delay outside of the ordinary course of business in obtaining or inability to obtain or any challenge to the title or leasehold rights to surface rights could negatively affect our business, financial condition or results of operations.

In addition, there may be certain irregularities in title in relation to some of our owned and leased properties. For example, some of the agreements for such arrangements may not have been duly executed and/or adequately stamped or registered in the land records of the local authorities or the lease deeds may have expired and not yet been renewed. Since registration of land title in India is not centralized and has not been fully computerized, the title to land may be defective as a result of a failure on our part, or on the part of a prior transferee, to obtain the consent of all such persons or duly complete stamping and registration requirements. The uncertainty of title to land may impede the process of acquisition, independent verification and transfer of title, and any disputes in respect of land title that we may become party to may take several years and considerable expense to resolve if they become the subject of Court proceedings. Further, certain of these properties may not have been constructed or developed in accordance with local planning and building laws and other statutory requirements, or it may be alleged that such irregularities exist in the construction and development of our built up properties. For example BALCO has 1,804.67 acres of government land out of which 1,751 acres is situated in forest land which was given on lease by the state government. The lease deed has not been executed as on date as a petition was filed in the Supreme Court against BALCO in relation to the alleged encroachment of land on which our Korba smelter is situated. Any such dispute, proceedings or irregularities may have an impact on our business, financial condition or results of operations.

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

ONGC is our joint operation partner with respect to all operating assets of our oil and gas business, and we operate all of our oil and gas assets. Accordingly, any mismanagement of an oil and gas asset by us may give rise to liabilities to our joint operation partners in respect of such asset. There is also a risk that other parties with interests in our assets may elect not to participate in certain activities relating to those assets which require such party’s consent. In such circumstances, it may not be possible for such activities to be undertaken by us alone or in conjunction with other participants at the desired time or at all. In addition, other joint operation partners may default in their obligations to fund capital or other funding obligations in relation to the assets. In certain circumstances, we may be required under the terms of the relevant operating agreement to contribute all or part of any such funding shortfall, which could adversely impact our business, financial condition or results of operations.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi declared an award rejecting our claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on November 23, 2015. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.” There is no assurance that the outcome of our challenge of the award will be favorable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may have a material adverse effect on our results of operations and financial condition.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is on January 16, 2016. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.” There can be no assurance that the arbitral proceedings will result in a favorable outcome for us. In such an event, we may be delayed in the purchase of, or may be unable to purchase, the GoI’s remaining 29.5% interest in HZL or may be required to pay a purchase price in excess of the market value or fair value of those shares, which may have a material adverse effect on our results of operations and financial condition.

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

Plateau production rates from the Rajasthan block may be less than forecast. The estimates of production rates and field life contained in the field development plans for the Mangala, Bhagyam, Aishwariya, Raageshwari and Saraswati fields in the Rajasthan block are based on our estimates of future field performance. Where any estimates of future production rates are in excess of the existing approved field plateau production rates in the case of our oil and gas business, the consent of the joint operation partner, the appropriate regulatory authorities and the GoI will be required before any of our oil fields can produce at these enhanced estimates of future production rates. In the event consent of the joint operation partner is delayed or not obtained, production would be limited to the rate set out in the field development plans, which would have a detrimental impact on our business, financial condition or results of operations.

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

For example, the field development plans for the northern fields of the Rajasthan block assume the use of enhanced oil recovery techniques to extract an additional incremental percentage of the estimated oil in place in the reservoirs. Enhanced oil recovery screening studies of these northern fields have concluded that polymer flooding or alkaline surfactant polymer flooding, two common enhanced oil recovery techniques, are the preferred enhanced oil recovery options. Following a successful enhanced oil recovery polymer flood pilot and the approval of the field development plan, we along with ONGC, our joint venture partner, have started full field implementation in the third quarter of fiscal year 2015. However, the implementation has a number of logistical and other challenges. We will be required to source large quantities of polymer that would be required for the enhanced oil recovery techniques and ensure their efficient and timely transportation to the fields. We have entered into a polymer procurement contract for fiscal year 2015, and the mechanics of transportation to the field are now well defined. However, there remains a challenge for the continuous sourcing of polymer with regards to ongoing operations.

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

We are involved in a number of litigation matters, arbitration proceedings both civil and criminal in nature and any final judgment against us could have a material adverse effect on our business, result of operations, financial condition and prospects

We are involved in a number of legal and arbitration proceedings including matters relating to, alleged violations of environmental, tax, Indian laws and regulations, criminal sanctions, property and labor disputes and other related issues. A final judgment against us or our directors in one or more of these disputes may result in damages that we will be required to pay to the other party, injunctions against us any of which may require us to cease or limit our operations and such decisions or judgments may have a material adverse effect on our business, results of operations, financial condition and prospects.

For a detailed discussion of material litigation matters pending against us, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax

We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Dariba, Chanderiya, and Zawar benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings. We also have wind mills located in states such as Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan and melting and casting plants at Pantnagar which are also eligible for tax exemption. We pay royalties and cess in relation to our oil and gas business, to the state governments and the central government in India at rates determined by the respective governments, linked to the volume of oil that we produce. Furthermore, we may be liable for additional taxes if the tax holiday which our oil and gas business currently benefits from expires without renewal in fiscal year 2017.

Our copper refinery and copper rod plant at Tuticorin and one of our hydrometallurgical zinc smelters at Chanderiya was awarded the status of export oriented units, under which we were eligible for tax exemptions on raw materials, capital goods procured and finished goods sold until March 31, 2011. New captive power plants will not be eligible for such tax exemptions if the capitalization is effected after March 31, 2017. Captive power plants will continue to have the benefit of any existing tax exemptions after March 31, 2015 until such tax exemptions expire. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our business, financial condition or results of operations.

In addition, we are subject to a Minimum Alternate Tax which sets a minimum amount of tax that must be paid each year based on our book profits. The base Minimum Alternate Tax rate is currently 18.5%. The Finance Act, 2013 had increased the surcharge on income of domestic companies having taxable income over Rs. 100 million ($ 1.6 million) from 5% to 10% which resulted in the increase in the effective Minimum Alternate Tax rate for such companies from 20.01% to 20.96%, including surcharge, education cess and secondary and higher secondary education cess. The Finance Act, 2015 has increased the surcharge rate to 12%, which resulted in an increase in the effective Minimum Alternate Tax rate to 21.34%. The Minimum Alternate Tax prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

The GoI may allege a breach of a covenant by us and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to our business, results of operations, financial condition and prospects

Under the terms of the shareholders’ agreement between the GoI and erstwhile SIIL, we agreed that we would ensure that HZL would implement a 1 mmtpa greenfield zinc smelter plant at Kapasan in the state of Rajasthan (the “Kapasan Project”), within 5 years from April 11, 2002. The shareholders’ agreement provided that if within one year from this date, we reviewed the feasibility of the Kapasan Project and determined that it was not in the best economic interests of HZL, which determination required the report of an independent expert, and the board of directors of HZL confirmed this determination, then we would not be obliged to ensure that HZL implement the Kapasan Project. In 2003, HZL notified the GoI that the Kapasan Project would not be undertaken and that a report of an independent expert may not be required. While we have not received any notice of breach under the provisions of the shareholders’ agreement between the GoI and us with respect to HZL, the GoI may claim that we have breached the covenant related to the Kapasan Project as mentioned in the shareholders’ agreement triggering an event of default. The GoI, under the terms of the shareholders’ agreement, may become entitled to the right, which is exercisable at any time within 90 days from the day it became aware of such event of default, to either sell any or all of the shares of HZL held by the GoI to us at a price equivalent to 150.0% of the market value of such shares, or purchase any or all of the shares of HZL held by us at a price equivalent to 50.0% of the market value of such shares.

The closing market price of HZL’s shares on the NSE, on July 31, 2015, was Rs. 156.85 ($ 2.5) per share. Based solely on this price, if GoI became entitled to sell and exercised this right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay Rs. 293,612 million ($ 4,712.1 million) for those shares. Assuming the same July 31, 2015 closing market price of HZL’s shares, if GoI became entitled to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive Rs. 215,132 million ($ 3,452.6 million) for those shares.

If the GoI were to assert that an event of default occurred under the shareholders’ agreement and seek to exercise a put or call right with respect to shares of HZL, we may face expensive and time-consuming litigation over the matter, uncertainty as to the future of our zinc business, an inability to enforce our call option to acquire the GoI’s remaining 29.5% ownership interest in HZL and the possibility of serious financial harm if we were unsuccessful in litigation, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Attracting and retaining talent at technical, managerial and leadership level as well as shortage of skilled labor in the natural resources industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations

Our efforts to execute our business plans will place significant demands on our management and other resources and we will be required to continue to improve operational, financial and other internal controls. Our ability to maintain and grow our business will depend on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands and evolving industry standards. We are dependent to a large degree, on the continued service and performance of our senior management team and other key team members in our business units and functions. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution of services of members of our senior management or other key team members, or our failure to retain our key personnel at various managerial positions could have an adverse effect on our results of operations, financial condition and prospects.

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

Risks Relating to our Industry

Commodity prices and the copper TcRc may be volatile, which would affect our revenue, results of operations and financial condition

Historically, the international commodity prices for copper, zinc, oil and gas, iron ore and aluminium and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, between March 31, 2014 and March 31, 2015, the average LME prices of zinc and aluminium increased by 14.1% and 6.6% respectively and copper, lead, silver and dated brent decreased by 7.7%, 3.4%, 15.3%, and 20.6% respectively. For instance, we purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge (“Tc”) and refining charge (“Rc”), or TcRc, that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Metal Prices, Copper TcRc and Power Tariff.”

Similarly, for the portion of our alumina requirements sourced internally, our profitability is dependent upon the LME price of aluminium, less the cost of production, which includes the cost of mining bauxite, the refining of bauxite into alumina, transportation of bauxite and alumina and smelting of alumina into aluminium. For the portion of our alumina requirements sourced from third parties, our profitability is dependent upon the LME price of aluminium, less the cost of the sourced alumina and the cost of smelting. During fiscal year 2015, 41.9% of our alumina requirement was sourced from third parties. Further, the units of power generated by our commercial power generation business are also subject to price volatility.

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

Further for our Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The implied price realization of crude oil generally lies within the stated guidance of 8% - 13% discount to Dated Brent for Rajasthan and 3% - 6% to Dated Brent for Cambay, due to the prevailing oil market conditions. Movements in discount affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

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

Our metal and oil and gas reserves are estimates and represent the quantity of ore that we believed, as of March 31, 2015, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. For example, fluctuations in the market price of ore and other commodities reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and ultimately result in a restatement of reserves. As a result, you should not place undue reliance on the reserve data contained in this Annual Report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

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

We pay royalties to the state governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the state government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located, at a rate of 10.00%, with effect from September 1, 2014 (with the rate being 8.40% prior to September 1, 2014, of the zinc LME price payable on the zinc metal contained in the concentrate produced and 14.50% (with the rate being 12.70% prior to September 1, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Similarly, Cairn India pays royalties and cess to the state governments and the Central government in India at rates determined by the respective governments, linked to the volume or value of oil produced. Any upward revision to these rates being charged currently or payment of additional royalty for mining of associated minerals may adversely affect our profitability. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Demands against HZL by Department of Mines and Geology.” We pay royalties to the state government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. In our iron ore business, we pay royalty on iron ore to the state governments of Goa at 15% of the average price declared periodically by the Indian Bureau of Mines and in Karnataka , royalty / Special Purpose Vehicle contribution at 15% is borne by buyer. We used to pay export duty on export of iron ore at the rate of 30% ad valorem on the Free on Board (‘F.O.B”) value of exports with effect from December 30, 2011 (the rate being 20% prior to December 30, 2011) and the GoI has reduced the rate of export duty on iron ore fines of less than 58 grade from 30% to 10% which is effective from June 1, 2015. In April 2014, the Supreme Court of India ordered to create the Iron Ore Goa Permanent Fund, wherein all lease holders have to contribute 10% of sales value to this fund, See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy” for details.

Changes in tax laws could also result in additional taxes payable by us. For example, the GoI raised the export duty on iron ore fines twice during 2011, first to 20% with effect from March 1, 2011 and then to 30% with effect from December 30, 2011.

Towards end of the fiscal year 2015, the MMDRA is notified which brings greater transparency in granting of mineral concessions through an e-auction process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to District Mineral Foundation for the benefit of people affected by mining and an additional amount equivalent to 2% of royalty to National Mineral Exploration Trust. While the exact percentage for DMF contribution has not been determined notified and the government is expected to announce it shortly, it can potentially impact mining of low grade and deep ore bodies which will not be conducive to growth of mining in the country.

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

Risks Relating to Our Relationship with Vedanta

We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited

We are a majority-owned and controlled subsidiary of Vedanta. Volcan Investments Limited, or Volcan holds 62.47% of the share capital and 69.69% of the voting rights of Vedanta as of July 31, 2015. Volcan is a holding company, 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan and consequently controls all voting and investment decisions of the Trust. Vedanta shares beneficially owned by Volcan may be deemed to be beneficially owned by the Trust, of which Mr. Anil Agarwal is the protector and with effect from October 16, 2014, one of the beneficiary. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to facilitate the carrying on of Vedanta’s business independently of Volcan, its direct and indirect shareholders, and their respective associates, or as collectively referred to below, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” However, we cannot assure you that Vedanta, and in turn we, will be able to operate completely independently of the Volcan Parties, despite the relationship agreement, which lack of independence could have a material adverse effect on the holders of our equity shares and ADSs.

As long as Vedanta, through its subsidiaries, owns a majority of our outstanding equity shares, Vedanta may have the ability to control or influence significant matters requiring board approval and to take shareholder action without the vote of any other shareholder, and the holders of our equity shares and ADSs will not, in such circumstances, be able to affect the outcome of any shareholder vote. Vedanta will have the ability to control all matters affecting us. In the event Vedanta ceases to be our majority shareholder, we will be required to immediately repay some of our outstanding long-term debt.

Vedanta’s voting control may discourage transactions involving a change of control of us, including transactions in which holders of our equity shares and ADSs might otherwise receive a premium over the then current market prices. Vedanta is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of holders of our equity shares and ADSs and without providing for a purchase of our equity shares or ADSs. Accordingly, our equity shares and ADSs may be worth less than they would be if Vedanta did not maintain voting control over us.

Vedanta may decide to allocate business opportunities to other members of the Vedanta Group instead of us, which may have a material adverse effect on our business, results of operations, financial condition and prospects

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of July 31, 2015, Vedanta owned 79.4% of Konkola Copper Mines Plc, an integrated copper producer in Zambia, apart from the control exercised on us, and our subsidiaries, through us. As Vedanta controls Konkola Copper Mines Plc it determines the allocation of business opportunities among, as well as strategies and actions of, Konkola Copper Mines Plc and us. Vedanta may determine to have Konkola Copper Mines Plc or any other entity instead of us, pursue business opportunities in the zinc, oil and gas, copper, iron ore, aluminium or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta Group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta Group, including guarantees issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees cover obligations aggregating Rs. 30,902 million ($ 496.0 million) as of March 31, 2015 the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our business, financial condition or results of operations. See Note 29 “Commitments, contingencies, and guarantees” on Notes to the consolidated financial statements.

Any disputes that arise between us and Vedanta or other companies in the Vedanta Group could harm our business operations

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

Some of our directors and executive officers may have conflicts of interest because of their ownership of Vedanta shares, options to acquire Vedanta shares and positions with Vedanta

Some of our directors and executive officers own Vedanta shares and options to purchase Vedanta shares, including through their continued participation in the Vedanta Long-Term Incentive Plan 2003 and Vedanta Long-Term Incentive Plan 2014, the Vedanta LTIP or ESOP schemes of Vedanta. In addition, some of our directors and executive officers are directors or executive officers of Vedanta. Ownership of Vedanta shares and options to purchase Vedanta shares and the presence of an executive officer of Vedanta on our Board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.

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

As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations

In fiscal year 2015, approximately 65.6% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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

Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. For example, the pipeline to transport crude oil from the northern fields of the Rajasthan block to Salaya, and thereafter to the Bhogat terminal in Gujarat, passes near Bhuj, which was the epicenter of an earthquake measuring 6.9 on the richter scale in 2001 and that resulted in the deaths of approximately 30,000 people as well as damage to the infrastructure in the region. Although our Rajasthan block crude oil production plans assume that the proposed pipeline will withstand damage from fire, earthquakes, floods, storms and similar events, there can be no assurance that the pipeline will withstand damage from such events. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the GoI or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities which would cause us to reduce or close our operations.

Currency fluctuations among the Indian Rupee, the US dollar and other currencies could have a material adverse effect on our results of operations

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees and, to a lesser extent, Australian dollars, Sri Lankan Rupees, Euros, Namibian dollars, South African Rands and Liberian dollars. In addition, in fiscal year 2015, 34.4% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between other currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Item 10. Additional Information—D. Exchange Controls”. Our results of operations or financial condition could be adversely affected if the US dollar depreciates against the Indian Rupee or other currencies. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on our business, financial condition or results of operations.

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

Political, economic and social risks associated with investments in countries other than India could have an adverse effect on our business

In addition to operating in India, we currently operate in various other jurisdictions including Sri Lanka, Australia, Namibia, South Africa, Ireland and Liberia. Certain of these countries are subject to political, economic and social developments that may, individually or in combination, create risks for investors that may be more difficult to predict or measure than would be the case in certain developed economies. Any political instability could have an adverse impact on the economy as a whole. Political disruptions and civil unrest that may occur in any of these countries could potentially have an adverse effect on exports and, consequently, on our business, financial condition or results of operations. For example, the Ebola epidemic in Liberia resulted in stoppage of drilling, exploration work for iron ore during fiscal year 2015.

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

As of March 31, 2015 we had 2,964,694,239 equity shares outstanding, including 221,331,788 equity shares represented by 55,332,947 ADSs. All our 2,964,694,239 outstanding equity shares are freely tradable on the NSE and BSE. Furthermore, Vedanta, through Twin Star and other investment companies, continued to have effective control over 1,863,458,132 of our total outstanding equity shares (including equity shares representing ADSs), which represented 62.85% of our outstanding share capital as of July 31, 2015.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2015 is, in part, based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2015 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company

Important Events in the Development of Vedanta Limited

The Company was incorporated in Kolkata, the State of West Bengal, India as Rainbow Investment Limited on September 8, 1975 under the laws of India. Our name was subsequently changed to Sterlite Cables Limited on October 19, 1976 and then to Sterlite Industries (India) Limited on February 28, 1986.

Pursuant to the Re-organization Transactions (as explained below) becoming effective on August 17, 2013, our name changed to Sesa Sterlite Limited. On April 22, 2015, Sesa Sterlite Limited submitted to the SEC regarding the name change to Vedanta Limited following the approval from the Registrar of Companies, Goa on April 21, 2015. Our Company identification number is L13209GA1965PLC000044. Our registered office is presently situated at Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa 403001, India. The telephone number of our registered office is (91) 832 246 0600. The register of members of the Company is maintained at the registered office. Our website address is http://www.vedantalimited.com. Our agent for service of process in the United States is CT Corporation System and are located at 111 Eighth Avenue, New York, New York 10011.

The Board of directors approved the relocation of our registered office from the State of Goa to Mumbai in the State of Maharashtra. Subsequently, the shareholders of the Company vide postal ballot dated July 7, 2015, approved the relocation of the registered office. The Company has made an application to the GoI for its approval. Until the approval, the registered office of the Company shall continue to be located in the State of Goa.

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

On April 11, 2002, SIIL acquired, through Sterlite Opportunities and Ventures Limited (“SOVL”), a 26.0% interest in HZL from the GoI and a further 20.0% interest through an open market offer. On November 12, 2003, SIIL acquired through SOVL, a further 18.9% interest in HZL following the exercise of a call option granted by the GoI, increasing SIIL’s interest in HZL to 64.9%. In addition, SOVL has a call option which became exercisable on April 11, 2007 to acquire the GoI’s remaining ownership interest in HZL. As per the order of the High Court of Madras dated March 29, 2012, SOVL merged into SIIL. The exercise of this option has been contested by the GoI and is still under dispute.

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

In October 2009, SIIL issued $ 500 million aggregate principal amount of convertible senior notes at an interest rate of 4 % per annum. Subject to certain exceptions, these convertible senior notes were convertible, at the option of the holder, into ADSs at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of convertible senior notes, which was equal to a conversion price of approximately $ 23.33 per ADS. Upon the effectiveness of the Amalgamation and Re-organization Scheme, the conversion rate has been changed to 25.7213 ADSs per $ 1,000 principal amount of the convertible senior notes which is equal to a conversion price of approximately $ 38.88 per ADS. These convertible senior notes matured on October 30, 2014and were repaid on the maturity date.

On May 10, 2010, SIIL agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1,513.1 million). The zinc business comprises of the following:

(1)	100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

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

Our equity shares are listed and traded on the NSE and the BSE. Our American Depositary Receipts (“ADRs”) are quoted on the NYSE (NYSE:VEDL). Our equity shares have been included in BSE Sensex, a diversified index of 30 Indian stocks listed on the BSE since July 28, 2008. Our equity shares continue to remain listed in Sensex after the completion of the Re-organization Transactions. Sesa Goa was a part of CNX Nifty (“Nifty”) since October 2010 and after the completion of the Re-organization Transactions, we continue to be a part of Nifty.

Our equity shares are beneficially held by the Twin Star, Finsider, Westglobe and Welter Trading, which are in turn wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, Westglobe and Welter Trading held 46.5%, 13.5%, 1.5%, 1.3%, respectively, of our share capital as of March 31, 2015.

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

Cairn India Consolidation

Prior to the Re-organization Transactions, Sesa Goa along with one of its subsidiaries Sesa Resources Limited, held 20.1% of the total outstanding equity share capital of Cairn India. Pursuant to the share purchase agreement dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Cairn India and an associated debt of $ 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $ 1. With effect from August 26, 2013, TEHL, TMHL and Cairn India (including all of its subsidiaries) have become subsidiaries of Sesa Goa. As a result, Sesa Sterlite held 58.76% of the total shareholding of Cairn India as of August 26, 2013. As of March 31, 2015, Sesa Sterlite held 59.88% of the total shareholding of Cairn India.

Acquisition of Power Assets

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and Sesa Goa, the power business consisting of a 1,215 MW thermal power facility situated at Jharsuguda and a 300 MW co-generation facility (90 MW operational and 210 MW under development) at Lanjigarh, was purchased by the Company at a consideration of Rs. 28,929 million ($ 482.2 million).

Merger of Goa Energy Limited and Sterlite Infra Limited

During fiscal year 2015, Goa Energy Limited and Sterlite Infra Limited, wholly owned subsidiaries, merged with the Vedanta Limited. The High Court of Bombay had approved the scheme of amalgamation of the Goa Energy Limited on March 12, 2015 and the High Court of Madras had approved the Scheme of Amalgamation of Sterlite Infra Limited on March 25, 2015.

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

On June 11, 2009, Sesa Goa entered into a share purchase agreement with the shareholders of V.S. Dempo & Co. Private Limited (which later changed its name to Sesa Resources Limited) pursuant to which Sesa Goa agreed to purchase the entire issued share capital of Sesa Resources Limited for a total consideration of Rs. 17,500 million ($ 291.6 million) on a debt-free and cash-free basis other than with respect to two loans owed to Mitsui and the Bank of India, New York. The transaction included the purchase of the entire issued share capital of Sesa Resources’ wholly-owned subsidiary, Sesa Mining Corporation Limited, and 50.0% of the share capital held by Sesa Resources Limited in Goa Maritime Private Limited. The assets acquired include mining leases, mining rights and related infrastructure in Goa.

In October 2009, Sesa Goa issued 5,000 5% convertible bonds of an aggregate principal amount of $ 500 million. Subject to certain exceptions, the convertible bonds were convertible, at the option of the holder, into ADSs at a conversion rate of 13,837.64 ADSs per $100,000 principal amount of convertible bonds, which is equal to a conversion price of approximately $ 7.23 per ordinary share. The convertible bonds were due for maturity on October 31, 2014 and they have been repaid on the maturity date. On July 25, 2011, Sesa Goa entered into a share purchase and operation agreement with Elenilto Minerals & Mining LLC, WCL and BFL, pursuant to which BFL agreed to acquire 51.0% of the fully diluted ordinary share capital of WCL for a cash consideration of $ 90 million. Subsequently, on December 20, 2012, BFL acquired the remaining 49.0% of the fully diluted ordinary share capital of WCL from Elenilto Minerals & Mining LLC for $ 33.5 million.

On December 8, 2011, Sesa Goa along with its subsidiary Sesa Resources Limited, completed the acquisition of 20.1% of the equity share capital of Cairn India. As of this date, Vedanta had a total ownership interest of 59.88% (including equity interests held through its other subsidiary, TMHL).

On March 1, 2012, Sesa Goa acquired 100% of the equity share capital of Goa Energy Private Limited engaged in the business of power generation from Videocon Industries at a consideration of $ 9.5 million. The name was subsequently changed to Goa Energy Limited in September 2012.

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the zinc and copper industries contained in this Annual Report is primarily derived from Wood Mackenzie and other industry sources. Unless otherwise indicated, all data relating to the aluminium industry contained in this Annual Report is primarily derived from CRU International Ltd (“CRU”) and other industry sources. Unless otherwise indicated, all data relating to the oil and gas industry contained herein is primarily derived from BP Statistical Review of World Energy June 2015. Unless otherwise indicated, all data relating to the iron ore industry contained herein is primarily derived from the Bureau of Resources and Energy Economics, Australia (“BREE”) and the United States Geological Survey (“USGS”).

Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Central Electricity Authority of India’s General Review (2004-05 to 2013-14),the Monthly Report on Short-term Transactions of Electricity in India by Central Electricity Regulatory Commission and other industry sources. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours or kWh.

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

Global Zinc Reserves

As of December 31, 2014, global zinc reserves were estimated to be 230 million tons, according to preliminary estimates by the USGS. Australia, China, Peru, Mexico and India collectively account for 68.7% of world reserves.

The following table sets forth world zinc reserves:

Reserves
(in million tons)
Australia	62.0
China	43.0
Peru	29.0
Mexico	16.0
India	11.0
United States	10.0
Kazakhstan	10.0
Canada	5.9
Bolivia	4.5
Ireland	1.1
Other countries	42.0

World Total (rounded)	230.0

Source: USGS, Mineral Commodity Summaries, January 2015

Zinc Consumption

Global zinc consumption grew 4.3% in 2014, from a volume of 13.3 million tons in 2013 to 13.9 million tons in 2014 according to Wood Mackenzie.

Asia, Europe and North America together accounted for approximately 91.4% of global zinc consumption in 2014. Turkey, China, the Russian Federation, Thailand, South Korea and Indonesia, followed by India, are among the fastest growing substantial zinc markets in the world with a compounded annual growth rate (“CAGR”) of 11.7%, 7.9%, 7.4%, 6.9%, 6.5%, 5.4% and 4.6% respectively between 2009 and 2014. China and India are expected to lead future growth as well.

The following table sets forth the regional consumption pattern of refined zinc in 2014:

	Year Ended December 31, 2014
	Volume	%
	(thousands of tons, except percentages)
Europe	2,284	16.7%
China	6,486	45.6%
Rest of Asia(1)	2,258	16.7%
North America	1,488	10.6%
Latin America	435	3.4%
India	649	4.8%
Oceania	141	1.2%
Africa	140	1.0%

Total (rounded)	13,881	100.0%

Notes:

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2015

Zinc Supply

According to Wood Mackenzie, the five largest zinc mining countries are China (37.7%), Australia (11.5%), Peru (9.2%), United States (6.1%) and India (5.4%). These countries collectively accounted for 69.9% of total zinc mined worldwide in 2014. The five largest zinc mining companies in 2014 were Glencore Xstrata (9.8%), HZL (5.4%), Teck Limited (5.0%), Minmetals Resources Limited (4.5%) and Votorantim (2.3%).

The following table sets forth the regional production pattern of zinc mines in 2014:

	Year Ended December 31, 2014
Region	Volume	%
	(thousands of tons, except percentages)
Europe	933	7.1%
China	4,960	37.7%
Rest of Asia(1)	984	7.5%
North America	1,812	13.8%
Latin America	1,906	14.5%
India	716	5.4%
Australia	1,507	11.5%
Africa	339	2.5%

Total	13,157	100.0%

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2015

With a production of 5.7 million tons of refined zinc in 2014, China is the largest single zinc-producing country in the world. The other major zinc producing countries South Korea (6.5%), India (5.6%), Canada (4.8%) and Japan (4.4%) account for approximately 64.4% of total global refined zinc production. The five largest zinc producing companies in 2014 were Korea Zinc Company Limited (8.2%), Nyrstar NV (8.0%), Glencore Xstrata (7.6%), HZL (5.2%), and Votorantim Group (4.3%), which together accounted for about 33.3% of the total refined zinc produced worldwide in 2014.

The following table sets forth the regional production pattern of refined zinc in 2014:

	Year Ended December 31, 2014
Region	Volume	%
	(thousands of tons, except percentages)
Europe	2,221	16.6%
China	5,747	43.0%
Rest of Asia(1)	2,305	17.3%
North America	1,103	8.3%
India	755	5.6%
Latin America	619	4.6%
Oceania	481	3.6%
Africa	134	1.0%

Total	13,365	100.0%

Notes:

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2015

Pricing

Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven.

During 2014, zinc prices averaged at $ 2,162 by year end, which was 13.2% higher than last year. Zinc outperformed all other base metals due to relatively stronger demand fundamentals.

The following table sets forth the movement in zinc prices from 2005 to 2014:

	Year ended December 31
Zinc Prices	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
	($ per ton, except percentages)
LME Cash Price	1,381	3,272	3,248	1,870	1,658	2,158	2,190	1,946	1,910	2,162
% Change	31.8	136.9	(0.7)	(42.4)	(11.3)	30.1	1.5	(11.1)	(1.9)	13.2

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, March 2015

The last closing LME zinc cash price was $ 2,075 per ton as of March 31, 2015.

Indian Zinc Market

Background

The USGS estimates India’s zinc reserves to be around 11 million tons, making it the sixth largest country in terms of zinc reserves globally (USGS, Mineral Commodity Summaries, January 2015). The Indian zinc industry has only two domestic producers. The leading producer is our majority-owned subsidiary, HZL. HZL had an estimated 78.0% market share in India in fiscal year 2015, according to the Indian Lead and Zinc Development Association. The other producer is Binani Zinc Limited, with a 1% Indian market share by sales volume in fiscal year 2015.

Consumption Pattern

According to Wood Mackenzie, consumption of refined zinc in India reached 649,000 tons during 2014. The principal use of zinc in the Indian market is in the construction and infrastructure sector, which currently accounts for an estimated 70.0% of total consumption.

Wood Mackenzie forecasts Indian refined zinc demand to increase at a CAGR of 6.3% from 649,000 tons in 2014 to 992,000 tons in 2020.

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

Market Outlook

Global zinc outlook

Global zinc demand is forecasted to grow at 4.3% in 2015 as per Wood Mackenzie. China will continue to remain the dominant driving force as galvanized sheet usage in cars and construction activity is expected to grow, supported by the gradual recovery in global economic activity.

China’s zinc consumption will continue to drive the global zinc demand growth based on Wood Mackenzie’s forecast. The total consumption of slab zinc in China is expected to grow from 6.4 million tons in 2014 to 7.8 million tons in 2017. That would translate to China’s consumption growth at a CAGR of 6.6% between 2014 and 2017, which compares to global consumption growth at a CAGR of 4.3% for the same period and to the world (excluding China consumption growth) at an expected CAGR of 2.3% for the same period.

According to Wood Mackenzie, between 2014 and 2035, new zinc projects and expansions will increase production by almost 1.5 million tons per annum. The average size of new zinc mine projects is quite modest, at around 75,000 tons per annum. However, three are quite substantial: Dugald River (Australia), Bisha (Eritrea), and Gamsberg (South Africa). Expansion or increase in production capacity at 55 mines globally will add about 0.9 million tons per annum. One of the biggest planned closures include Century mine in Australia owned by China’s Minerals and Metals Group in 2015 which is left with a capacity of close to 345,000 tons for 2015. One hundred and forty-four existing producers are forecast to close on reserve depletion by 2035 for the loss of 6.4 million tons per annum. In addition, twenty nine mines which collectively produced 2.8 million tons per annum in 2014 will produce only 2.5 million tons per annum by 2035, resulting in a loss of 0.4 million tons per annum of output by attrition.

Indian zinc outlook

The Indian zinc demand witnessed strong growth in 2014 primarily on account of demand from the galvanized sheet and alloy sector. This growth is expected to continue as new zinc applications and investment in infrastructure projects are expected to increase domestic demand.

Global Oil and Gas Market

Background

The short term outlook of US Energy Information Administration (“EIA”) published in June 2015, pegs global oil demand for 2015 at 93.3 mmbopd vis-à-vis the 2014 demand of 92.1 mmbopd, an increase of 1.3%. Growth forecast for demand were revised upwards based on the premise that low oil prices would stimulate the growth in Gross Domestic Product (“GDP”). The demand from countries which are not members of the Organization for Economic Cooperation and Development (“OECD”) is expected to grow by 0.8 mmbopd in 2015 as compared to 2014 averages but is still subdued due to the Russian economic downturn. China’s growth has also slowed down but is still expected to be the leader of non-OECD demand. OECD demand, which declined in 2014 is expected to grow by 0.4 mmbopd in 2015. Japanese demand is expected to continue declining while European demand will grow at a slow rate. The United States is expected to remain the leader of OECD demand.

According to the BP Statistical Review of World Energy June 2015, the global consumption for crude oil grew by 0.8% in 2014 and increased to 92,086 kbopd, a rise of 843 kbopd over consumption in 2013. The increase in crude oil consumption in the Asia-Pacific and the Middle East regions in 2014 over 2013 was 442 kbopd and 256 kbopd respectively.

North America and Europe witnessed a decrease of 0.1% and 1.2% in crude oil consumption in 2014 vis-a-vis 2013 with total crude oil consumption in 2014 decreasing by 216 kbopd.

The global consumption for natural gas grew by 0.4% in 2014 and increased to 3,393.0 bcm, a rise of 12.0 bcm over gas consumption in 2013. The increase in natural gas consumption in North America and the Asia-Pacific region in 2014 over 2013 was 20.9 bcm and 13.3 bcm, respectively. Europe and Eurasia witnessed a 4.8% decrease in gas consumption in 2014 vis-a-vis 2013 with total gas consumption in 2014 decreasing to 1,009.6 bcm.

(Source: BP Statistical Review of World Energy June 2015)

Global Oil and Gas Reserves

Global oil reserves were estimated to be 1,700.1 billion barrels, as of December 31, 2014 and global gas reserves were estimated at 187.1 tcm. In 2014, Venezuela, Saudi Arabia, Canada, Iran and Iraq had the majority of oil reserves and collectively account for nearly 61.5% of the world’s reserves. On the other hand, Iran, Russian Federation, Qatar, Turkmenistan and the United States have the majority of gas reserves, accounting for nearly 63.2% of the world’s reserves in 2014.

The following table summarizes the current distribution of the world’s oil reserves:

	As of December 31, 2014
	Oil
Country	Reserves	Share of Total
	(In billion barrels)	(in percentage)
Venezuela	298.3	17.5%
Saudi Arabia	267.0	15.7%
Canada	172.9	10.2%
Iran	157.8	9.3%
Iraq	150.0	8.8%
Russian Federation	103.2	6.1%
Kuwait	101.5	6.0%
UAE	97.8	5.8%
United States	48.5	2.9%
Libya	48.4	2.8%
Nigeria	37.1	2.2%
Kazakhstan	30.0	1.8%
Other Countries	187.6	10.9%

World Total	1,700.1	100.0%

The following table summarizes the current distribution of the world’s gas reserves:

	As of December 31, 2014
	Natural Gas
Country	Reserves	Share of Total
	(In tcm)	(in percentage)
Iran	34.0	18.2%
Russian Federation	32.6	17.4%
Qatar	24.5	13.1%
Turkmenistan	17.5	9.3%
United States	9.8	5.2%
Saudi Arabia	8.2	4.4%
United Arab Emirates	6.1	3.3%
Venezuela	5.6	3.0%
Nigeria	5.1	2.7%
Algeria	4.5	2.4%
Australia	3.7	2.0%
Iraq	3.6	1.9%
Other Countries	31.9	17.1%

World Total	187.1	100.0%

Source: BP Statistical Review of World Energy June 2015

Global Oil and Gas consumption and production

In 2014, the global oil consumption grew by 0.84 mmbopd or 0.8% over the 2013 demand. Global oil consumption increased from 91,243 kbopd in 2013 to 92,086 kbopd in 2014, according to the BP Statistical Review of World Energy June 2015.

The United States was the largest consumer of oil in 2014, with a global market share of around 19.9%, followed by China at 12.4%, Japan at 4.7% and India at 4.3%.

Natural gas demand grew by 0.4%, with consumption rising from 3.38 tcm in 2013 to 3.39 tcm in 2014. The United States is the largest consumer of natural gas, with annual demand of 0.8 tcm, singularly accounting for 22.7% of global demand. Other prominent natural gas consuming countries are Russia and China, accounting for 12.0% and 5.4%, respectively.

The following table sets forth the regional consumption pattern for oil and gas:

	Year Ended December 31, 2014
	Oil Volumes		Gas Volumes
	(in kbopd)%		(in bcf per day)%
North America	23,347	24.3%	91.9	28.3%
United States	19,035	19.9%	73.5	22.7%
Others	4,312	4.4%	18.4	5.6%
South & Central America	7,125	7.8%	16.5	5.0%
Argentina	662	0.7%	4.6	1.4%
Brazil	3,229	3.4%	3.8	1.2%
Others	3,234	3.7%	8.1	2.4%
Europe & Eurasia	18,252	20.4%	97.7	29.6%
Russia	3,196	3.5%	39.6	12.0%
Germany	2,371	2.6%	6.9	2.1%
France	1,615	1.8%	3.5	1.1%
Others	11,070	12.5%	47.7	14.4%
Middle East	8,706	9.3%	45.0	13.7%
Saudi Arabia	3,185	3.4%	10.5	3.2%
Iran	2,024	2.2%	16.5	5.0%
Others	3,497	3.7%	18.0	5.5%
Africa	3,800	4.3%	11.6	3.5%
Asia Pacific	30,856	33.9%	65.7	19.9%
China	11,056	12.4%	17.9	5.4%
Japan	4,298	4.7%	10.9	3.3%
India	3,846	4.3%	4.9	1.5%
Others	11,656	12.5%	32.0	9.7%

Global Total	92,086	100.0%	328.4	100.0%

Source: BP Statistical Review of World Energy June 2015

Global oil production increased by 2.1 mmbopd, or 2.3% in 2014 compared to 2013. Global oil production increased from 86.6 mmbopd in 2013 to 88.7 mmbopd in 2014, according to the BP Statistical Review of World Energy June 2015.

The United States was the largest producer of oil in 2014 with a global market share of 13.1%, followed by Saudi Arabia at 13.0% and Russia at 12.2%.

Global gas production increased from 329.8 bcf per day in 2013 to 334.8 bcf per day in 2014, registering a growth of 1.6%. The United States was the largest producer of natural gas at 70.5 bcf per day with global market share of 21.4% during the year ended December 31, 2014, followed by Russia at 16.7%. The following table sets forth the regional production pattern for oil and gas:

	Year Ended December 31, 2014
	Oil Volume (in kbopd)%		Gas Volume (in bcf per day)%
North America	18,721	21.1%	91.8	27.5%
United States	11,644	13.1%	70.5	21.1%
Others	7,077	8.0%	21.3	6.4%
South & Central America	7,613	8.6%	16.9	5.0%
Venezuela	2,719	3.1%	2.8	0.8%
Brazil	2,346	2.6%	1.9	0.6%
Others	2,548	2.9%	12.2	3.6%
Europe & Eurasia	17,198	19.4%	97.0	28.9%
Russia	10,838	12.2%	56.0	16.7%
Others	6,360	7.2%	41.0	12.2%
Middle East	28,555	32.2%	58.1	17.3%
Saudi Arabia	11,505	13.0%	10.5	3.1%
Others	17,050	19.2%	47.6	14.2%
Africa	8,263	9.3%	19.6	5.9%
Nigeria	2,361	2.7%	3.7	1.2%
Others	5,902	6.6%	15.9	4.7%
Asia Pacific	8, 324	9.4%	51.4	15.4%
China	4,246	4.8%	13.0	3.9%
India	895	1.0%	3.1	0.9%
Others	3,183	3.6%	35.3	10.6%

Global Total	88,673	100.0%	334.8	100.0%

Source: BP Statistical Review of World Energy June 2015

Pricing

Prices of various crude oils are based upon the prices of the key physical benchmark crude oils such as Brent, West Texas Intermediate, and Dubai/Oman etc. Crude oil prices move based upon market factors like supply and demand. The regional producers price their crude against benchmark crude prices by placing a premium or a discount over the benchmark based on the quality differentials and competitiveness of the various grades.

In 2014, Europe Brent spot prices averaged around US$ 99.0 per barrel, around 8.8% lower as compared to the 2013 average. Europe Brent Spot prices were highly volatile and traded within a range of US$ 45-116 per barrel during fiscal year 2015, ending the year at US$ 53.7 per barrel according to US Energy Information Administration (Europe Brent Spot Price F.O.B (Dollars per Barrel), Release Date – April 22, 2015.

The movement of annual average oil prices from 2005 to 2014 was as follows:

	Annual Average Prices
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Europe Brent Spot Price, USD/barrel	54.6	65.2	72.4	96.9	61.7	79.6	111.3	111.6	108.6	99.0
% Change	42.6%	19.4%	11.2%	33.8%	(36.3%)	28.9%	39.8%	0.3%	(2.7%)	(8.8%)

Source: US Energy Information Administration (Europe Brent Spot Price FOB (Dollars per Barrel), Release Date – April 22, 2015)

As there is no single global market for natural gas, natural gas market is evolving differently in different geographic areas. Globally, there are three main regional hubs for the pricing of natural gas: the United States (Henry Hub Prices), the United Kingdom (NBP Price), and Japan (imported gas price, mostly linked to crude oil).

Indian Oil and Gas Market

Background

According to the BP Statistical Review of World Energy June 2015, India is a refining surplus country, with a total refining capacity of 4,319 kbopd. However, the country is primarily dependent upon crude oil imports to meet its demand which was 3,809 kbopd. Domestic crude oil only contributes about 895 kbopd (20%) of its total refining demand.

National oil companies like ONGC and Oil India Limited are the primary producers of crude oil in India, together accounting for approximately 625 kbopd of domestic production. Cairn India is a major private producer, with a net operating production of 86.1 kbopd for fiscal year 2015.

India is a gas deficient country with domestic production being 31.7 billion cubic meters with total liquefied natural gas imports of 18.9 billion cubic meters during 2014 according to BP Statistical Review of World Energy June 2015.

Nationalized oil companies like ONGC and Oil India Limited are the primary producers of natural gas in India, with Reliance Industries Limited being the dominant private producer. Fertilizer units, gas-based power plants, city-gas distribution entities and industrial consumers are the primary consumers of natural gas produced in India. For fiscal year 2015, Cairn India had a net operating production of 9.6 mmscfd.

Consumption Pattern

According to the BP Statistical Review of World Energy June 2015, India was the fourth largest consumer of oil after the United States, China and Japan, consuming 3,846 kbopd (4.2% of global consumption) of oil in 2014. On the other hand, India accounted for daily gas consumption of 4.9 bcf (1.5% of global consumption) in 2014.

Pricing and Tariff

Domestic Indian crude oil is also priced with reference to international benchmark crude, with appropriate adjustments for differences in quality. At present, there is no duty imposed on imported oil, whereas domestic crude oil sales are subject to local levies such as central sales tax or value added tax.

The current applicable tax rates for crude oil are as follows:

Central sales tax	2.0%
Value added tax	5.0%

In October 2014, GoI issued the New Domestic Natural Gas Pricing Guidelines, 2014. The gas price determined under these guidelines is applicable to all natural gas produced domestically with certain specified exceptions. The GoI issues the natural gas price based on the New Domestic Natural Gas Pricing Guidelines, 2014 on a half-yearly basis through the Petroleum Planning and Analysis Cell of the Ministry of Petroleum and Natural Gas. Domestic natural gas sales are subject to local levies such central sales tax or value added tax.

The current applicable tax rates for natural gas are as follows:

Central sales tax	2.	0%
Value added tax	14.5% / 15.	0%

Iron Ore

Global Iron Ore Market

Background

Iron ore is the key raw material used to make pig iron and steel. According to the Mineral Information Institute, 98% of mined iron ore is used to produce steel.

The iron ore itself is usually found in the form of magnetite, hematite, goethite, limonite or siderite. Hematite is also known as natural ore. The name refers to the early years of mining, when certain hematite ores contained 66% iron and could be fed directly into iron making blast furnaces.

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

World Iron Ore Reserves

As of December 31, 2014, global crude iron ore reserves were estimated at 190 billion tons according to the preliminary estimates by the USGS as published in January 2015. Australia, Brazil, Russia, China and India collectively account for approximately 74.8% of world crude iron ore reserves.

The following table sets for the world iron ore reserves as of December 31, 2014:

	Crude Ore	Iron Content
	(million tons)
Australia	53,000	23,000
Brazil	31,000	16,000
Russia	25,000	14,000
China	23,000	7,200
India	8,100	5,200
United States	6,900	2,100
Ukraine	6,500	2,300
Canada	6,300	2,300
Sweden	3,500	2,200
Iran	2,500	1,400
Kazakhstan	2,500	900
South Africa	1,000	650
Other countries	18,000	9500

World total (rounded)	190,000	87,000

Source: USGS, Mineral Commodity Summaries, January 2015

World Trade in Iron Ore

Global iron ore trade increased by 9.0% in 2014 to a total of 1.3 billion tons. Notably, the supply from Australia is estimated to have increased 24 % to 717 million tons and iron ore imports into China increased by 8 % to 889 million tons. In 2015, world trade in iron ore is forecast to increase by 4.0% to 1.4 billion tons, supported by an increase in supply from Australia and Brazil and an increase in China’s imports. Over the medium term, world iron ore trade is projected to increase at an annual average rate of 2.8% to reach 1.6 billion tons in 2020 which is underpinned by an increase in the import share of China’s iron ore consumption.

The following table sets for the world iron ore trade (million tons)

Year Ended December 31,	2014
Iron ore imports
European Union	128
Japan	135
China	889
South Korea	67
Iron ore exports
Australia	717
Brazil	363
India (net exports)	2
Canada	34
South Africa	46

World trade	1,336

Sources: BREE Resources and Energy Quarterly, March Quarter 2015

Iron ore imports

China’s domestic iron ore producers faced a difficult year in 2014. While production increased by 4 % in 2014 as compared to 2013, the number of mines reporting a loss increased from 15 % at the start of 2014 to 22 % in December 2014. China’s iron ore producers were unable to lower price premiums for domestic concentrate in line with the low price of seaborne iron ore, creating a significant price gap and an increase in the use of seaborne iron ore. Australia’s share of iron ore imports into China increased to 60% in 2014, up from 50% in 2013. This came at the expense of smaller, higher cost producers such as those from South Africa, Iran and the Ukraine whose share of imports fell to 19 % during the year (from 30 % at the start of the year). Brazil’s share of China’s imports remained steady during the year at around 20%. In 2015, China’s iron ore imports are forecast to increase by 5 % to 935 million tons. China’s steel mills are forecast to face difficult operating conditions in 2015 with low steel prices and oversupply likely to be key features of the market. As a result they are expected to continue their switch from higher cost domestic iron concentrate to cheaper seaborne iron ore, predominantly from Australia and Brazil. This trend is forecast to result in further closures of high cost, low grade producers, both from China and around the world through 2015.

Iron ore exports

In 2014, Australia’s iron ore exports continued to grow rapidly as a result of new mine capacity that started and ramped up to full production rates. Export volumes are estimated to have increased 24 % to a new record of 717 million tons. The increase is the result of brownfield mine expansions in the Pilbara like Newman Jimblebar, the start of production at Kings Mine (part of the Solomon Hub) and infrastructure improvements, particularly in rail transport and ports. In 2015, Australia’s iron ore exports are forecast to increase by a further 11 % to 792 million tons. The increase will be supported by the start of production at Roy Hill, which at capacity is expected to produce around 55 million tons a year of high grade iron ore, and further output increases from Australia’s major producers in the Pilbara. A period of subdued prices is unlikely to impact most Pilbara miners as they are some of the world’s cheapest producers; even at prevailing prices most iron ore mines in Australia have positive cash margins. Nevertheless, lower industry profits are likely and Pilbara producers can be expected to continue driving costs and productivity improvements to maintain their market positions. Over the remainder of the outlook period (2015 to 2020), Australia’s iron ore exports are projected to grow at an average annual rate of 3.4 % to 935 million tons in 2020. Increased production will be supported mainly by improving productivity, expanding capacity at existing mines and debottlenecking activities. New technologies such as driverless trucks and trains and the increased use of information technology are projected to increase production while reducing operating costs. However, the current operating environment is placing pressure on marginal producers, which may lead to the eventual closure of some Australian mines over the short to medium term if prices decline further.

Brazil’s iron ore exports are estimated to have increased 10 % in 2014 to 363 million tons. In 2015, Brazil’s exports of iron ore are forecast to increase by 7 % to 388 million tons, supported by an increase in production at the recently commissioned Minas Rio mine and the use of the Valemax bulk freight vessel that have recently been approved to dock at ports in China. With a carrying capacity of 400,000 tons and in an environment of lower petroleum and shipping costs, the use of the Valemax vessel will improve the competitive position of Vale in the Asia-Pacific market. Depending on future oil prices, Vale may fall below Rio Tinto and BHP Billiton on the iron ore cost curve. Over the remainder of the outlook period (from 2015 to 2020) iron ore exports from Brazil are projected to increase by 5.6 % a year to 509 million tons in 2020. Growth will be supported by expansions to existing mines and the completion of the 90 million tons Serra Sul mine. The Serra Sul mine is anticipated to be one of the lowest cost iron ore mines in the world and is expected to be profitable in the current market.

In 2014, Indian exports appear to have been negligible. In 2010, India’s Supreme Court and state governments imposed production restrictions on iron ore mines operating in Karnataka, Goa and Odisha in an attempt to clamp down on illegal mining. Although this ban was lifted in April 2014, the restart of operations has been slow with approximately three-quarters of India’s iron ore mines still estimated to be idle. Further, in order to conserve iron ore for India’s steel industry the GoI increased freight charges for iron ore exports as well as royalty payments and export duties. These hurdles combined with a low seaborne price of iron ore led several large Indian steel producers to begin importing the raw material for the first time in 2014. Despite the tough operating conditions that India’s iron ore miners now face exports are forecast to increase in 2015 as mines gradually reopen in Goa, an iron ore exporting hub, and begin production. However, the total tonnage is expected to be negligible. Over the remaining outlook period (from 2015 to 2020) India’s exports are projected to increase although they are not expected to approach anywhere near their pre- 2010 peak, which was approximately 155 million tons a year.

Consumption and Supply

Global consumption and supply of iron ore closely reflects the consumption and supply scenario in steel, as about 98% of the global iron ore production is used in steel making.

World steel consumption

World steel consumption growth is estimated to have slowed down by 0.6 % in 2014 to 1.65 billion tons, down from growth rates of 6% in 2013 and 4% in 2012. Although India and Brazil recorded strong consumption growth; however, this was offset by a fall in China’s growth rate because of reduced construction activity for residential structures. In 2014, world steel production is estimated to have grown 1.1 % to 1.66 billion tons, supported primarily by a 1 % expansion in China’s output. With lower consumption growth in China, the extra production was exported. In 2014, China’s steel exports increased by 50 % to 94 million tons. If growth in China’s steel consumption remains subdued and world markets cannot continue to absorb the growth in China’s steel exports, then it is likely that China’s steel production will decline. Should this occur world steel production may be lower than forecast in 2015. Over the medium term steel consumption growth is projected to average 1.6 % and total 1.8 billion tons in 2020. Emerging economies have been the growth engine of world steel consumption over the past decade and while their rate of growth is projected to slow down, they are still anticipated to drive steel consumption over the outlook period. These countries have considerably lower per capita steel consumption rates compared with developed economies at their peak and will require further investment in housing, infrastructure and manufacturing to further close the gap in living standards.

China’s steel prices fell throughout most of 2014 as the market witnessed an increase in supply coupled with weak growth. The price of rebar finished the year down 17 % to RMB 2,848, while the benchmark price for hot-rolled sheet declined 13 % to RMB 3,025. The downward trend in steel prices is forecast to continue during 2015 as spare capacity and low consumption growth remain key features of China’s steel market. After a decade of growth driven primarily by fixed asset investment the Chinese Government is planning to rebalance the economy through market reforms to increase domestic consumption. The government initiated reforms include freeing credit markets, increasing competition and allowing market forces to have a greater role in allocating resources. Over the medium term, it is expected that final consumption expenditure will account for an increasing share of GDP. The successful implementation of these reforms will alter the allocation of resources throughout the economy, boosting the more productive sectors like manufacturing and force cuts in sectors that are overproducing, such as steel. Another anticipated outcome of the rebalance is a fall in the share of fixed asset investment in GDP.

In 2014, India’s steel consumption is forecast to increase 2.5%, compared to 2013, to total 83 million tons. Consumption is forecast to increase as a result of government spending on infrastructure and higher consumption of consumer durables. Over the period from 2015 to 2019, consumption growth is projected to increase at an average rate of 5 % a year to total 107 million tons in 2019. Increases in India’s steel consumption are expected to be supported by government efforts to improve the quality and coverage of the country’s infrastructure networks. This is expected to include road networks and bridges, rail systems, electricity generation and other infrastructure. Rising income levels are expected to support a gradual increase in consumption of consumer durables, which will also contribute to higher levels of steel consumption.

Steel consumption in OECD economies was mixed in 2014. Steel consumption in the US and South Korea is estimated to have increased by 0.5 % and 1.5%, respectively, while consumption in the European Union and Japan is estimated to have decreased by 0.5 % and 2%, respectively. During the outlook period (from 2015 to 2020) steel consumption across OECD economies is projected to grow, albeit moderately, as economic growth returns to long-run average levels. However, the steel intensity of their GDP is likely to decline, as their economies continue to become more dependent on services as a source of growth in accordance with the BREE Resources and Energy Quarterly Report, March 2015. World steel production over the outlook period is projected to average 1.5 % annual growth and total 1.8 billion tons in 2020.

World steel production

In 2014, world steel production was estimated to have grown 1.1 % to 1.66 billion tons, supported primarily by a 1 % expansion in China’s output. Over the past decade China’s steel production capacity increased 193 % as large scale integrated steel mills were built across China. This growth turned the corner in 2014 as market reforms began to impact marginal producers. However, China’s steel production is still estimated to have reached a new record high of 823 million tons in 2014, 0.9 % higher than 2013. This below trend growth in 2014 followed a very high growth rate of 15 % in 2013. China’s steel production is centered in the central and coastal regions of China, particularly Hebei, Jiangsu and Shandong. Together these three provinces account for around 60 % of China’s steel production. It is in these regions that market reforms and increased environmental regulation are having the greatest impact. In an effort to cut overcapacity in China’s steel market, currently estimated at around 200 million tons, the government announced that 80 million tons of steel capacity will be removed from the market by 2017 and specified that no new capacity will be approved until that time. In addition, the Environmental Protection Law that came into effect in January 2015 increased the penalty for non-compliance to encourage older, higher polluting steel mills to exit the market.

Unlike China, India’s steel industry is primed for a period of expansion. The Indian Ministry of Steel is planning to increase steel production to 300 million tons by 2025, about 300 % higher than current production levels. Investment in new capacity is underway, but at slow rates that puts achieving such targets at risk. In an attempt to reach this target the government plans to reduce regulatory hurdles and speed up the approval process (particularly with land access); improve access to raw materials, including iron ore and coking coal; and improve access to foreign direct investment. Initial results indicate that these initiatives are having an impact with several large integrated steel mills receiving state and federal development approval with a further $ 97 billion in investment earmarked. If these projects proceed, they could add up to 130 million tons in annual steel production capacity by 2025. In addition, India’s Purchasing Managers Index (PMI) increased to 52.9 in January 2015, which was the ninth straight month of expansion and signifies that market sentiment is optimistic and demand for steel is likely to continue expanding in the medium term. However, there is a significant risk that Indian steel production will not reach this target by the deadline. Currently there are only two large integrated steel mills under construction (a third is a mini-mill) with one in the feasibility stage and another seeking regulatory approval.

The following table sets forth the world steel consumption and production (in million tons):

Year Ended December 31,	2014
World steel consumption
European Union	153
United States	107
Brazil	30
Russia	49
China	779
Japan	69
South Korea	55
India	83

World steel consumption	1,652

Crude steel production
European Union	167
United States	88
Russia	71
China	823
Japan	111
South Korea	71
India	83

World steel production	1,658

Sources: BREE; World Steel Association.

Pricing

Iron ore pricing is established by the price agreements made in the spring/early summer between large iron ore producers (Vale, Rio Tinto, BHP Billiton) and major steel manufacturers. Traditionally, the first deal reached between these two groups sets a benchmark to be followed by the rest of the industry.

The following table sets forth the movement in annual average of iron ore prices from 2010 to 2014:

	Year Ended December 31,
	2010	2011	2012	2013	2014
Iron Ore	($ per dry metric ton, except percentages)
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	146.7	167.6	128.3	135.3	94.9
% Change	—	14.2	(23.4)	5.4	(29.8)

Source: Bloomberg

Record iron ore production in 2014, combined with weak demand fundamentals in China, put pressure on prices which dropped by 50% during the year. Price for the year is averaged at $ 94.9 CFR China which is 29.8% lower than the average for the previous year. This reflected the market shift into oversupply with high stocks building in Chinese ports in addition to resilient domestic production. For 2015, lackluster Chinese steel consumption growth is likely to dampen prices and the major miners are turning their focus to cutting production costs and increasing productivity. Prices are expected to rebound over time as higher cost producers exit the market and growth in steel markets rebounds in emerging economies as they continue to invest in infrastructure, housing and manufacturing, albeit at a slower rate.

Indian Iron Ore Market

Background

India is self-sufficient in iron ore. India has been a traditional exporter of iron ore, with most of the exports going to China, Japan, South Korea and other East Asian countries. Overseas iron ore mining companies are looking to acquire rights to explore, mine and export iron ore from India. Key players include National Mineral Development Corporation, Vedanta Limited, Kudremukh Iron Ore Co., Rungta Mines Ltd, Mineral Sales Private Limited and Essel Mining & Industries Ltd. Apart from these, some of the integrated steel companies like Steel Authority of India and Tata Iron and Steel Companies have their own captive mines. Global steel companies such as South Korea-based Pohang Iron and Steel Company are in the process of constructing greenfield steel production plants integrated into iron ore mines.

Pricing and tariff

Despite being self-sufficient in iron ore, domestic prices tend to follow international prices. Contract prices are determined by the government-owned agency, National Mineral Development Corporation, which usually reacts to firm rise in international prices, though with a lag time, by increasing the domestic prices to align with the international prices.

The GoI set an export duty on iron ore fines with less than 62% iron content of Rs. 50 per ton while the export duty on iron ore fines with an iron content of 62% or more and all grades of lumps was Rs. 300 per ton. On June 13, 2008, the GoI changed the export duty on iron ore to 15% ad valorem on the F.O.B value of exports. On February 28, 2011, India raised the duty to 20% from 5% on fines and to 20% from 15% on lumps with effect from March 1, 2011. With effect from December 30, 2011, the GoI raised the rate of export duty on iron ore fines as well as lumps to 30%. The GoI has reduced the rate of export duty on iron ore fines of less than 58 grade from 30% to 10%, which is effective from June 1, 2015.

Copper

Global Copper Market

Background

Copper consumption can be divided into three main product groups: copper wire rod, copper products and copper alloy products. According to International Copper Study Group (“ICSG”) Factbook, the predominant use of copper has been the production of copper wire rod, which accounted for an estimated 53% of total global consumption (i.e. including scrap) or over 28 million tons in 2014. The other uses of copper are tubes, alloys, powder ingots, foils etc. Wire rod is consumed in five main wire and cable markets which include general and industrial cable, utility power cable, telecommunication cable, other insulated wire and winding wire.

For the year 2013, the equipment segment accounted for 31% of total copper consumption, followed by the building construction segment (30%), the infrastructure segment (15%), the transport segment (12%) and the industrial segment (12%) of the global copper consumption market, as reported by ICSG Factbook.

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

Global Copper Reserves

Global copper reserves were estimated to be, as of December 31, 2014, 700 million tons, according to preliminary estimates by USGS, Mineral Commodity Summaries, January 2015. Chile, Australia, Peru, United States and Mexico have the majority of copper reserves and collectively account for 63% of world reserves.

Year Ended December 31, 2014 Reserves
(in thousand tons)
Chile	209,000
Australia	93,000
Peru	68,000
United States	35,000
Mexico	38,000
China	30,000
Russia	30,000
Indonesia	25,000
Poland	28,000
Congo	20,000
Zambia	20,000
Canada	11,000
Kazakhstan	6,000
Other countries	90,000

World Total (rounded)	700,000

Source: U.S. Geological Survey – Mineral Commodity Summaries 2015

Refined Copper Consumption & Production

Global refined copper consumption grew by 5.2% to 21.6 million tons in 2014 as compared to 20.6 million tons in 2013.

China was the largest consumer of refined copper in 2014 with a global market share of 45.5%, raising Asia’s combined market share to 62%, followed by Europe (16%), North America (11%), Russia and the Caspian (4%) and Latin America, Caribbean and Middle East (3%) each.

The following table sets forth the regional consumption pattern of refined copper for 2014:

	Year Ended December 31, 2014
	Volume	%
	(thousands of tons, except percentages)
Africa	240	1.2%
China	9,832	45.5%
India	433	2.0%
Japan	1,036	4.8%
Rest of Asia	2,184	10.10%
Europe	3,521	16.3%
Latin America	636	2.9%
North America	2,291	10.6%
United States	1,811	8.4%
Others	1,435	6.6%

Global Total (rounded)	21,608	100.00%

Source: Wood Mackenzie— Global Copper Short Term Outlook, April 2015

Global mined copper production increased from 18.1 million tons in 2013 to 18.7 million tons in 2014.

The following table sets forth the regional production pattern of mined copper for 2014:

	Year Ended December 31, 2014
	Volume	%
	(thousands of tons, except percentages)
Africa	2,137	11.5%
China	1,697	9.1%
India	32	0.2%
Indonesia	382	2.0%
Rest of Asia	591	3.2%
Europe	1,001	5.4%
Poland	428	2.3%
Latin America	7,663	41.0%
Middle East	250	1.3%
North America	2,614	14.0%
Oceania	1,051	5.6%
Other	1,257	6.7%

Total	18,676	100%

Source: Wood Mackenzie— Global Copper Short Term Outlook, April 2015

Latin America was the largest producer of mined copper in 2014 with a global market share of 41.0%, followed by North America and Africa.

Pricing

Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. Copper price movements in 2014 defied market fundamentals with world copper stocks (expressed in days of consumption) estimated to have decreased slightly as copper consumption growth again outpaced the rise in production. China remained the main driver of world copper consumption in 2014 accounting for 45.50% of the world’s refined copper consumption. In 2012, copper prices declined to $ 7,949 per ton followed by a decrease to $ 7,322 per ton in 2013. The average LME spot price further decreased to $ 6,862 per ton in 2014.

The following table sets forth the movement in copper prices from 2005 to 2014:

	Annual Average
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
	($ per ton, except percentages)
LME Cash Price	3,683	6,729	7,125	6,951	5,163	7,539	8,810	7,949	7,322	6,862
% Change	28.4	82.7	5.9	(2.4)	(25.7)	46.0	16.9	(9.8)	(7.9)	(6.3)

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2015

The closing LME copper cash settlement price on March 31, 2015 was $ 6,051 per ton.

According to the TcRc average rates published by Wood Mackenzie, in 2012, spot quotes averaged $ 0.099 per pound, representing a 37.3% decline on 2011 level. However spot quotes rose to $ 0.196 per pound and increased by 98% in 2013 according to Wood Mackenzie data. The TcRc rate for 2014 over 2013 rose by 24.5% from $ 0.196 to $ 0.244 per pound.

The following table sets forth the movement in copper spot (mine to trader) annual average TcRc from 2005 to 2014 in nominal dollars:

	Annual Average
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
	(US cents per pound, except percentage)
TcRc (30% Concentrate)	37.7	16.3	7.2	7.3	7.4	7.1	15.8	9.9	19.6	24.4
% Change	158.2	(56.8)	(55.8)	1.4	1.4	(4.1)	122.5	(37.3)	98.0	24.5

Source: Wood Mackenzie Global copper concentrate Long-Term Outlook, April 2015

Indian Copper Market

Background

The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by Hindustan Copper Limited, a government-owned company. Hindustan Copper Limited was the only producer in India until 1995 and has greatly changed with our entry and the entry of Birla Copper, now owned by Hindalco Industries Limited. The Indian industry can be classified into two broad categories: manufacturers of refined copper (copper cathodes) and manufacturers of copper products. Of the three manufacturers of refined copper, Hindustan Copper Limited is the only primary producer that mines and refines copper. Both Hindalco Industries Limited and us, primarily process imported copper concentrate to produce end products such as copper bars, rods and wires.

We are one of the two custom copper smelters in India with a primary market share of approximately 34.2% in fiscal year 2015, according to the International Copper Association India

Consumption Pattern

According to the World Copper Factbook 2014 by the International Copper Study Group, India’s per capita consumption of copper in 2013 (0.4 Kg per person) is significantly less than that of China (7.0 Kg per person) and other developed nations including Germany (14.0 Kg per person), Spain (7.3 Kg per person) and the United States (5.8 Kg per person). India’s consumption of copper is dominated by electrical, telecom, engineering, construction and transport activities. There is an imbalance between India’s smelting/refining capacity and its limited production capacity in copper mining. From 2011 to 2014, based on Wood Mackenzie data, both Indian refined copper consumption and copper refining output in India decreased slightly. Wood Mackenzie expects refined copper consumption in India to increase from 433 kt in 2014 to 503 kt in 2017 at a CAGR of 5%.

Pricing and Tariff

Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. The following table sets out the customs duties that were applicable to copper for the period indicated:

February 28, 2011 to present
Copper	5.0%
Copper concentrate	2.5%

In addition, Cess and Surcharge are levied as per the Customs Circular released by Govt. of India from time to time.

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

The importance of different sectors in aluminium demand varies significantly between developed and developing nations. In mature economies, transport plays a more important role in aluminium demand than construction. As estimated by CRU, in 2014, the four largest sectors of end-uses for aluminium in mature economies like Germany, Japan, North America and South Korea were transport (40%), packaging (14%), construction (14%), and machinery and equipment (8%). In comparison, in 2014, the four largest sectors of end-uses for aluminium in China were construction (34%), followed by transportation (19%), electrical (14%), and machinery and equipment (10%).

Aluminium consumption

Based on CRU data, global primary aluminium consumption increased from 44.7 million tons in 2011 to 54.1 million tons in 2014, at a CAGR of 6.5%. The growth was primarily due to increased demand from China, which accounted for 50.4% of total global consumption in 2014. Between 2011 and 2014, China’s demand for primary aluminium increased at a CAGR of 12.6%, compared to an increase of 1.6% for world demand excluding China. In comparison, the CAGR in demand in each of Europe (excluding Russia) and North America between 2011 and 2014 was (0.5%) and 3.9%, respectively, reflecting the impact of a relatively slower economic growth in these regions.

The following table sets forth the regional consumption of primary aluminium in 2014:

	Fiscal Year Ended December 31, 2014
Region	Volume	%
	(thousands of tons, except percentages)
China	27,272	50.4%
Europe including Russia	8,293	15.4%
Rest of Asia(1)	8,149	15.1%
North America	6,236	11.5%
Central & South America	1,424	2.6%
India	1,740	3.2%
Africa	632	1.2%
Australasia	333	0.6%

Total	54,079	100.00%

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East.

Source: CRU, Aluminium Market Outlook, January 2015

Aluminium supply

Aluminium production has become increasingly more concentrated in recent years, with the leading ten producers accounting for 50.4% of world primary aluminium production in 2014 as reported by CRU. The five largest primary aluminium producing companies are Hongqiao Group (7.0%), UC Rusal (6.6%), Rio Tinto Alcan (6.1%), Alcoa Inc. (5.9%) and Aluminium Corporation of China Ltd (“CHALCO”) (5.6%), which together accounted for approximately 31.2% of the total primary aluminium produced worldwide in 2014.

Global production of primary aluminium increased from 45.7 million tons in 2011 to 54.1 million tons in 2014, at a CAGR of 5.8%. In 2014, North America, Europe and China together accounted for approximately 74.9%, with China alone accounting for 52.3%, of global primary aluminium production.

The following table sets forth the regional production of primary aluminium in 2014:

	Fiscal Year Ended December 31, 2014
Region	Volume	%
	(thousands of tons, except percentages)
China	28,290	52.3%
Europe including Russia	7,645	14.1%
North America	4,592	8.5%
Rest of Asia(1)	6,348	11.7%
Australasia	2,036	3.8%
Central & South America	1,526	2.9%
India	1,914	3.5%
Africa	1,747	3.2%

Total	54,098	100.00

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East.

Source: CRU, Aluminium Market Outlook, January 2015

Notwithstanding the rise in aluminium production and capacities in the region, aluminium supplies in Asia lag demand, resulting in a supply deficit of 0.6 million tons during 2014. During this period, China had a surplus of 1.0 million tons while the rest of Asia had a deficit of 1.6 million tons. Despite increased production capacities in Asia, the demand-supply gap is likely to remain at similar levels given the strong demand growth expected in these markets.

Alumina

Alumina is a key raw material for aluminium production. Generally it takes two tons of alumina to produce one ton of primary aluminium. According to data compiled by CRU, in 2014, the five largest alumina producing companies are Alcoa (14.7%), CHALCO (8.5%), Rio Tinto Alcan (7.7%), UC Rusal (6.4%) and Hydro (4.8%), which together accounted for approximately 42.2% of the total alumina produced worldwide in 2014

The following table sets forth the regional production of alumina in 2014:

	Fiscal Year Ended December 31, 2014
Region	Volume	%
	(thousands of tons, except percentages)
China	53,224	47.1%
Oceania	20,745	18.4%
Latin America	13,895	12.3%
Europe	10,583	9.4%
India	4,900	4.3%
North America	6,495	5.8%
Rest of Asia(1)	3,093	2.7%
Africa	—	0.0%

Total	112,935	100.00%

(1)	The Rest of Asia is defined as Asia excluding China and India but including Middle East.

Source: CRU Bauxite and Alumina Market Outlook, May 2015

The following table sets forth the global demand-supply balance for alumina from 2011 to 2014:

	Fiscal Year Ended December 31 (quantity in million tons)
	2011	2012	2013	2014
Global Alumina Surplus/(Deficit)	1.3	2.1	1.8	0.1

Source: CRU Bauxite and Alumina Market Outlook, May 2015

Bauxite

Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0 to 3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from the USGS as reported in January 2015, Guinea has the largest bauxite reserves in the world (26.3%), followed by Australia (23.1%), Brazil (9.3%), Vietnam (7.5%), Jamaica (7.1%) and Indonesia (3.6%).

The table below sets forth the world reserves as of December 31, 2014:

	Reserves
	(million tons):	%
Guinea	7,400	26.3%
Australia	6,500	23.1%
Brazil	2,600	9.3%
Vietnam	2,100	7.5%
Jamaica	2,000	7.1%
Indonesia	1,000	3.6%
Guyana	850	3.0%
China	830	3.0%
Greece	600	2.1%
Suriname	580	2.1%
India	540	1.9%
Venezuela	320	1.1%
Russia	200	0.7%
Kazakhstan	160	0.6%
United States	20	0.1%
Other countries	2,400	8.5%

World total (rounded)	28,000	100%

Source: USGS, Mineral Commodity Summaries, January 2015

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

The following table sets forth the movement in aluminium and alumina prices from 2004 to 2014:

	Fiscal Year Ended December 31, 2014
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Aluminium
LME Cash Price	$1,897	$2,566	$2,639	$2,571	$1,667	$2,173	$2,395	$2,019	$1,846	$1,867
% Change	10.5	35.3	2.8	(2.6)	(35.2)	30.4	10.2	(15.7)	(8.6)	1.2
Alumina
Alumina Price Index	457.08	416.58	364.38	361.21	247.50	338.54	375.94	319.00	326.37	329.50
Year-on-year change (%)	12.40	(8.86)	(12.53)	(0.87)	(31.48)	36.78	11.05	(15.14)	2.31	0.96
Alumina/LME Cash %	24.09	16.23	13.81	14.05	14.85	15.58	15.70	15.81	17.69	17.65

Source: CRU, Aluminium Market Outlook, January 2015

While aluminium prices have risen by 8.8% from 2004 to 2014, alumina prices have decreased by 19.0% during the same period. Between 2013 and 2014, aluminium prices have increased by around 1.2 % as a result of flattish growth in the global macro economy while alumina prices increased by around 1.0%.

Indian Aluminium Market

Background

India has been producing primary aluminium since 1938, and over the years the model that prevailed was of fully integrated operations with access to bauxite, alumina and power. As this model consolidated, the corporate structure of the aluminium industry also changed, with smaller regional producers being absorbed or merged to form larger integrated players with international presence.

India possesses considerable bauxite resources, estimated at 3.48 billion tons according to the Indian Minerals Year Book 2013. Odisha and Andhra Pradesh account for more than 90% of country’s metallurgical grade resource’s. In Odisha, according to Indian industry sources, bauxite reserves are estimated to be 1.8 billion tons and in Andhra Pradesh, there are 0.61 billion tons. There are abundant bauxite reserves in the country. As per FICCI Mines and Metals Division report, October 2013, of nearly 3 billion tons of metallurgical grade resources, less than 600 million tons are under the operating mining lease.

Supply and demand

There are currently five refineries and seven smelters operating in India, owned by four producing companies: National Aluminium Company Limited, Hindalco Industries Limited, Vedanta Limited and BALCO.

The aluminium industry in India has traditionally been largely self-sufficient. Until 2012, primary aluminium production has kept pace with demand, with the country being a small net exporter. Growth in aluminium demand in India has resulted in a supply deficit in primary aluminium since 2012, according to estimates by CRU. The majority of aluminium produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates. According to CRU, aluminium consumption in India grew at a CAGR of 1.4% between 2011 and 2014, backed by strong growth in the electricity, transportation, industrial and infrastructure sectors. CRU forecasts aluminium consumption in India to grow from 1.7 million tons in 2014 to 2.8 million tons in 2020, at a CAGR of 7.9%.

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

Pursuant to a notification dated March 1, 2013, a customs duty of 2.5% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Market Outlook

Global aluminium outlook

According to CRU, global primary aluminium production is forecasted to increase by 6.6 % in 2015 to 57.6 million tons, with China contributing 80 % of the increase. Primary aluminium consumption is projected to increase by an average of 5.2% per year in the period from 2014 to 2018.

CRU expects the aluminium market to remain in surplus until 2016 whereby at the end of 2020, the world would fall into a deficit. During 2017-2020 consumption is projected to exceed production by a million tons, thereby putting pressure on the LME aluminium price and market premiums which CRU forecasts to stay at around $ 2,315 per ton until 2019.

Indian aluminium outlook

Excluding China, India is the fastest growing aluminium market in Asia. According to CRU, primary aluminium consumption in India is expected to grow at a CAGR of 7.9% on average from 2014 to 2020 to reach 2.8 million tons, fuelled by India’s demand for housing, retail and office space. In terms of cash costs, India is reasonably well placed globally in primary smelting, lying at the lower end of the second quartile, compared to China, which occupies most of the fourth quartile. Indian smelters form part of integrated chains, stretching back to bauxite, alumina and forward into semi-fabricating operations. Indian smelters are also endowed with their own captive power plants and favorable labor costs.

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

The current revised power generation capacity target for the Twelfth Five-Year Plan (i.e. from April 2012 to March 2017) is 88,537 MW. As of March 31, 2015, capacity addition achieved over the 12th Plan has been 68.9% of the target addition or 61,014 MW. The total installed power generation capacity in India was 267,637 MW as of March 31, 2015. According to the CEA Monthly Review published in March 2015, the total provisional energy deficit and peak power deficit for March 2015 was approximately 2.1% and 3.2%, respectively.

Industry Demand-Supply Overview

The Indian power sector has historically been characterized by energy shortages which have been increasing over the years. The following table sets forth the peak and energy shortages of power in India from April 2007 to March 2015:

	Peak				Energy
Period	Demand	Supply	Shortage		Demand	Supply	Shortage
	(MW)	(MW)	(MW)	(%)	(MU)	(MU)	(MU)	(%)
2007-08	108,866	90,793	18,073	16.6	739,345	666,007	73,338	9.9
2008-09	109,809	96,785	13,024	11.9	777,039	691,038	86,001	11.1
2009-10	119,166	104,009	15,157	12.7	830,594	746,644	83,950	10.1
2010-11	122,287	110,256	12,031	9.8	861,591	788,355	73,236	8.5
2011-12	130,006	116,191	13,815	10.6	937,199	857,886	79,313	8.5
2012-13	135,453	123,294	12,159	9.0	995,500	908,574	86,926	8.7
2013-14	135,918	129,815	6,103	4.5	1,002,045	959,614	42,431	4.2
2014-15	148,166	141,160	7,006	4.7	1,067,085	1,028,955	38,130	3.6

Source: CEA Monthly Review, March 2015

Regional Demand-Supply Overview

The following table displays the provisional peak and normative power shortages in India for the period April 2014 to March 2015 across different regions in India:

Region	Energy Requirement	Deficit	Peak Demand	Deficit
	(MU)	(%)	(MW)	(%)
Northern	332,346	(6.3)	51,977	(8.3)
Western	317,717	(0.8)	44,166	(2.3)
Southern	285,503	(4.1)	39,094	(5.2)
Eastern	117,294	(1.6)	16,909	(1.8)
North Eastern	14,225	(8.7)	2,528	(12.9)
All India	1,067,085	(3.6)	148,166	(4.7)

Source: CEA Monthly Review, March 2015

Energy deficit varies widely across India, with the Northern region having the highest peak energy shortages followed by the Southern region.

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

Source: IEA Key World Energy Statistics, 2013

Installed Capacities

As of March 31, 2015, India’s power system had an installed generation capacity of approximately 267,637 MW, with the Central Power Sector Utilities of India accounting for approximately 27.1% of total power generation capacity, while various state entities and private sector companies accounted for approximately 36.2% and 36.7%, respectively.

MW	Central	State	Private	Total	Share of Total

Thermal	55,649	65,677	67,570	188,897	70.6%
Hydro	11,091	27,482	2,694	41,267	15.4%
Nuclear	5,780	—	—	5,780	2.2%
Renewable Energy Source	—	3,803	27,888	31,692	11.8%
Total	72,521	96,963	98,152	267,637	100.0%

Source: CEA Monthly Review, March 2015

According to the CEA Monthly Review in March 2015, approximately 70.6% of India’s total power generation capacity consists of thermal sources as of March 31, 2015. The predominance of thermal electricity sources in India can be attributed to the fact that India has large thermal coal resources. According to the Indian Minerals Yearbook 2012, India held approximately 293 billion tons and 19 billion tons in coal and lignite resources respectively, as on April 1, 2012. India was the third largest thermal coal producing country after China and the United States at the end of 2011.

Future Capacity Additions

According to the Integrated Energy Policy (“IEP”) report dated August 2006 issued by the GoI Planning Commission, India would require total installed capacity of 306 GW and 425 GW and might have a peak demand of 226 GW and 323 GW by fiscal year 2017 and fiscal year 2022 respectively at 8.0% annual GDP growth. The requirements may be much greater if India is able to achieve a GDP growth rate of higher than 8.0% (Source: IEP, Expert Committee on Power). The following table sets forth the additional capacity required by 2017 and 2022 under different GDP growth rate scenarios:

	Assumed GDP Growth	Electricity Generation Required	Peak Demand	Installed Capacity
	(%)	(BU)	(GW)	(GW)
By fiscal year 2017	8.0	1,524	226	306
	9.0	1,687	250	337
By fiscal year 2022	8.0	2,118	323	425
	9.0	2,438	372	488

Source: IEP Report, Expert Committee on Power, August 2006

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

PGCIL is working towards establishment of an integrated national power grid, in a phased manner, in order to strengthen the regional grids and to support the generation capacity addition program. The existing inter-regional power transfer capacity of 46,450 MW (as of March 2015) is expected to be enhanced to 65,550 MW by 2017. Based on the expected generation capacity addition in the Twelfth Five-Year Plan, an investment of approximately Rs. 1,000 billion, Rs. 550 billion and Rs. 250 billion is envisaged in central, state and private sectors respectively (Source: Report of the Working Group on Power for Twelfth Five-Year Plan (2012-17), January 2012).

State grids and distribution networks are primarily owned and operated by the respective SEBs or state governments (through state electricity departments). State distribution networks are managed at the state level and continue to be affected by high aggregate technical and commercial losses, or (“AT&C”) losses. According to CEA Monthly Review, March 2015, these were estimated to be approximately 25.4% in 2012-13, which implies that 25% of power entering the system is lost during distribution. A direct consequence of the high AT&C losses is the poor financial condition of SEBs, thereby preventing the SEBs from making any meaningful investments in generation and in upgrading the transmission and distribution, or “T&D” network. All T&D losses in India for the same period stood at 23.0% (Source: CEA Monthly Review, March 2015).

With the enactment of the Indian Electricity Act, 2003 and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognized as an independent activity. Power distribution in the States of Delhi and Odisha has been privatized and distribution networks are now operated by private utilities companies such as Tata Power, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited, and a number of other distribution companies.

According to CEA Monthly Review, March 2015, in India, the transmission sector has grown from a capacity of 52,034 circuit kms during the 6th fifth-year plan (as of March 31, 1985) to 313,437 circuit kms currently (as of March 31, 2015).

Power Trading

Historically, the main suppliers and consumers of bulk power in India have been the various government-controlled generation and distribution companies who typically contracted power on a long-term basis by way of power purchase agreements with regulated tariffs. However, in order to encourage the entry of merchant power plants and private sector investment in the power sector, the Electricity Act recognized power trading as a distinct activity from generation and T&D activities, and has facilitated the development of a trading market for electricity in India by providing for open access to transmission networks at normative charges. Power trading involves the exchange of power from suppliers with surpluses to suppliers with deficits. Seasonal diversity in generation and demand, as well as the concentration of power generation facilities in the resource-rich Eastern region of India, has created ample opportunities for the trading of power. Regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity. Several entities have started trading operations or have applied for trading licenses. With the aid of the reforms, the volume of power traded as well as its traded price has grown rapidly over the last few years. The following graph and table shows the increasing volume of power traded in India for the periods indicated:

Source: Central Electricity Regulatory Commission, Monthly Reports on Short-term Power Market in India, March 2014

Indian Energy Exchange

Indian Energy Exchange is India’s first nation-wide automated and online electricity trading platform. The Indian Energy Exchange seeks to catalyze the modernization of electricity trade in India by allowing trading through a technology-enabled platform. On June 9, 2008, the Indian Energy Exchange received CERC approval to begin operations. The Indian Energy Exchange is a demutualized exchange set up to enable efficient price discovery and price-risk management in the power trading market, offering a broader choice to generators and distribution licensees for sale and purchase of power facilitating trade in smaller quantities, and enabling participants to adjust their portfolio as a function of consumption or generation. According to the CERC Monthly Report on Short-term Transactions of Electricity in India, February 2015, the total volume of electricity traded on the Indian Energy Exchange amounted to 2,024.7 million units in February 2015 which is about 27.3% of the total short-term transactions done through bilateral contracts and power exchanges.

Power Exchange India Limited

Power Exchange India Limited is a fully electronic nation-wide exchange for the trading of electricity. It has been promoted by two of India’s leading exchanges, NSE and National Commodities & Derivatives Exchange Limited. Power Exchange India Limited received regulatory approval to begin operations from the Central Electricity Authority on September 30, 2008, and began its operations on October 22, 2008. According to CERC Monthly Report, February 2015, the total volume of electricity traded on Power Exchange India Limited amounted to 33.7 million units in February 2015 which is about 0.5% of the total short-term transactions.

OUR BUSINESS

Overview

We are one of India’s largest diversified natural resources companies. Our business is principally located in India. We have operations in Australia, United Arab Emirates, South Africa, Namibia and Ireland and have over 19,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium and commercial power generation businesses and are also developing and operating port operation businesses and infrastructure assets. We have experienced significant growth in recent years through our various expansion projects for our copper, zinc and aluminium businesses and through acquisition of the zinc international and oil and gas businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 78.0% market share by sales volume of the Indian zinc market in fiscal year 2015, according to the ILZDA, and one of the four primary producers of aluminium with a 41.0% primary market share by production volume in India in fiscal year 2015, according to the Aluminium Association of India. Together with our joint operation partners, we account for approximately 27% of India’s domestic crude oil production according to the Ministry of Petroleum and Natural Gas statistics of March 2015. We are one of the two custom copper smelters in India with a 34% primary market share by sales volume in fiscal year 2015, according to the International Copper Promotion Council, India.

Zinc Business

Our fully-integrated zinc business is owned and operated by HZL. In 2014, HZL was one of the top five lead mining companies based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the fourth largest smelter in the world on a production basis worldwide in 2014, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, seven sulphuric acid plants, nine captive power plants in northwest India, processing and refining facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both in state of Uttarkhand in northern India. HZL’s mines supply almost all of its concentrate requirements and HZL also exports surplus zinc and lead concentrates.

Our Zinc International business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

Oil and Gas Business

Our oil and gas business is primarily owned and operated by Cairn India and its subsidiaries. We are a significant contributor to India’s domestic crude oil production, contributing approximately 27% of the country’s production according to the Ministry of Petroleum and Natural Gas statistics as of March 2015. We have a diversified asset base with nine production and exploration blocks.

Iron Ore Business

We are India’s largest exporter of iron ore in the private sector by volume since 2003 until the temporary suspension of iron ore mining activities in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. We are engaged in the exploration, mining and processing of iron ore. In India, we owned or had the rights to reserves consisting of 151.6 million tons of iron ore at an average grade of 56.0%, as of March 31, 2015. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court.

We have also acquired the WCL iron ore project in Liberia, which is currently in the exploration stage, comprising Bomi hills, Bea Mountain and Mano river deposits. Of these, Bomi hills has an estimated reserve of 171.5 million tons of iron ore, at an average grade of 35.1%. Hence along with our reserves in India our total reserves capacity to 323.1 million tons, at an average grade of 44.9%.

Copper Business

Our copper business is principally one of custom smelting. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. According to Wood Mackenzie, our Tuticorin smelter was one of the world’s largest, in terms of production volumes in 2013. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. BALCO, one of the four primary producers of aluminium in India, had a 21% primary market share by production volume in India in fiscal year 2015 according to Aluminium Association of India. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, two captive power plants and refining, smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer. BALCO is also setting up a 325,000 tpa aluminium smelter, 84 pots of which started commercial production in September 2014. We received the consent to operate the 1200 MW power plant in January 2015, which is due for capitalization in a phased manner in fiscal year 2016. The remaining 252 pots will start commercial production following the startup of 1200 MW power plant.

Pursuant to re-auctioning of coal mines as per Coal Mines (Special Provisions), 2014, BALCO won 2 mines in February 2015: the (i) Chotia coal block and (ii) Gare Palma IV/1 in Chhattisgarh.

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 1.0 million tpa alumina refinery at Lanjigarh with associated 75 MW coal based captive power plant, 0.5 million tpa aluminium smelter together with an associated 1,215 MW (nine units with a capacity of 135 MW each) coal based captive power plant at Jharsuguda. The alumina refinery at Lanjigarh was commissioned in March 2010. The green field smelter project of 0.5 million tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. We are currently in the process of ramping up of our 1.25 million tpa smelter facilities in Jharsuguda. 82 pots from the first line of this smelter have been be commissioned during fiscal year 2015.

On March 11, 2010, Vedanta Aluminium acquired 100.0% ownership of Allied Port Services Private Limited, or APSPL. APSPL was merged into Vedanta Aluminium with effect from April 1, 2011 pursuant to the merger approved by the High Court of Madras.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 2,400 MW thermal power plant in Odisha, 270 MW thermal power plant in Chhattisgarh, 274 MW wind power plants across India, 106.5 MW thermal power plant in Tamil Nadu and an upcoming 1,980 MW thermal power plant in Punjab.

We operated the 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda through Sterlite Energy, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Orissa Limited, a nominee of the state government of Orissa (“GRIDCO”).

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant is being set up through Sterlite Energy’s wholly owned subsidiary TSPL. The first 660 MW unit of the Talwandi Sabo power plant was capitalized on December 1, 2014 after the successful completion of trial runs. The second unit will be synchronized in the second quarter of the fiscal year 2016 and the third unit in third quarter of the fiscal year 2016. Our power business also includes 274 MW of wind power plants operated by HZL, 270 MW power plant at BALCO’s Korba facility, which was previously for captive use before the shutdown of the 100,000 tpa aluminium smelter at Korba on June 5, 2009, and 106.5 MW power plant at MALCO situated at Mettur Dam in southern India.

Strategy

Our strategic goal is to become one of the top diversified natural resources company in the world, and our strategy is based on the following four key pillars:

Delivering profitable production growth across the portfolio

We view strict cost management and increases in productivity as fundamental aspects of our day to day operations and continuously seek to improve efficiency. We were in the lowest cost decile in terms of cost of production in our zinc mining operations worldwide in fiscal year 2015, according to Wood Mackenzie, and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

•	seeking improvements in operations to maximize throughput, mining and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing logistics costs through various initiatives;

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce power consumption in the refining and smelting processes and in captive power plants to provide the required power;

•	a strong development and exploration effort seeking to increase reserves, particularly in our zinc and oil and gas business;

•	building and managing our captive power plants to supply a majority of the power requirements of our operations;

•	gaining access to relatively large and inexpensive labor and talent pools in India;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	continuing to improve recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply;

•	securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal, for use in power plants, such as the coal block allocation of 15.5 million tons we received from the Ministry of Coal for use in BALCO’s captive power plants in February 2015;

•	seeking access to bauxite mines for our aluminium business in Odisha;

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals. For example, silver and sulphuric acid are by-products of zinc and lead. We are one of the leading silver producers of the world, according to Wood Mackenzie;

•	increasing recovery from the Rajasthan block, at Mangala, Bhagyam and Aishwarya fields, through enhanced oil recovery, Barmer Hill tight reservoir and gas development and;

•	optimizing capex and prioritizing capital to high return, low risks project maximizing cash flows for providing the flexibility to invest further.

Consolidation and simplification of the group structure

We are continuously seeking to increase our direct ownership of our underlying businesses to simplify and derive additional synergies and better align cash flows and debt as an integrated group by consolidating our corporate structure and integrating our operations. For example, we announced a merger of Cairn India Limited into us through a Scheme of Arrangement pursuant to Indian law.

See “— Item 8 Financial Information B. Significant Changes”.

We own majority ownership interests in BALCO and HZL and have offered to acquire the remaining shares of both BALCO and HZL from the GoI. As on date, these offers have not been accepted by the GoI and therefore there is no certainty that these acquisitions will proceed. See “— Options to Increase Interests in HZL and BALCO.”

Continuing to add reserves and resources for long-term value

Our acquisitions of HZL, BALCO, Sesa Resources Limited, Skorpion, Lisheen, Black Mountain Mining, Sterlite Energy, WCL and Cairn India have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses in India and elsewhere, including through government privatization programs, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. We also intend to continue to seek out new exploration opportunities for future growth. By selecting opportunities for growth and acquisition carefully and leveraging our skills and experience, we seek to continue to expand our business while maintaining a strong balance sheet and investment grade credit profile.

Accelerating cash flows and deleveraging

We aim to increase our cash flows from operations and decrease capital expenditures, and the indebtedness required to fund capital expenditures. As of March 31, 2015, our projects had an estimated total capital expenditure cost of $ 14.2 billion, of which $ 8.99 billion had been incurred as of such date. Net cash from operating activities was Rs. 125,710 million ($ 2,017.7 million) in fiscal year 2015, a 123.7% increase from Rs. 56,199 million in fiscal year 2014. We paid interest of Rs. 84,816 million ($ 1,361.2 million) on our indebtedness in fiscal year 2015, a 70.9% increase from Rs. 49,625 million in fiscal year 2014.

Basis of Presentation of ore reserves

The reported metal reserves are defined as being either “ore reserves” if reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and ore reserves, 2004 Edition, prepared by the Joint ore reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”) or “mineral reserves” if reported in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves which sets out minimum standards, recommendations and guidelines for public reporting of exploration results, Mineral Resources and Mineral Reserves in South Africa (the “SAMREC Code”). The meanings and definitions are the same. For convenience, we have standardized the term “ore reserves”. The results are reported in compliance with Industry Guide 7 of the US Securities and Exchange Commission, or the SEC.

The reported ore reserves of each mine are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers.

•	The ore reserves of HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines were audited by SRK Consulting (UK) Limited as of March 31, 2015.

•	The ore reserves of Skorpion’s Skorpion mine are reviewed by Axe Valley Mining Consultants Ltd as of March 31, 2015.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine are derived from management estimates and Gamsberg mine were reviewed by A&B Global Mining as of March 31, 2015.

•	The ore reserves of Lisheen mine are reviewed by AMC Consultants (UK) Limited as of March 31, 2015.

•	The proved oil, condensate, and sales-gas reserves of Cairn India operated blocks were reviewed by DeGolyer and MacNaughton (“D&M”) as of March 31, 2015.

•	The ore reserves of our iron ore mines in India were audited by Roscoe Postle Associates Inc.’s report as of March 31, 2015.

•	The ore reserves of our iron ore mine in Liberia were audited by Roscoe Postle Associates Inc. as of April 6, 2014.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were audited by Geo Solutions Private Limited as of March 31, 2015.

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

In addition to the ore reserves we have identified further mineral deposits as either extensions of or additions to our existing operations that are subject to ongoing exploration and evaluation.

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, seven sulphuric acid plants and nine captive power plants at our Chanderiya, Dariba, Debari and Zawar facilities in the state of Rajasthan, processing and refining facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both located in the State of Uttarakhand in northern India. HZL sources almost all of its concentrate requirements from its mines.

We first acquired an interest in HZL in April 2002 and have since then significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs. HZL improved its operating performance further by:

•	benefiting from low-cost production available from its two hydrometallurgical zinc smelters with capacity of 210,000 tpa each at Chanderiya commissioned in May 2005 and December 2007, and expanded in April 2008 together with associated captive power plants at Chanderiya;

•	benefiting from low-cost production available from one of its hydrometallurgical zinc smelters with capacity of 210,000 tpa at Rajpura Dariba smelting complex, which was commissioned in March 2010, and also from its 100,000 tpa lead smelter at the Rajpura Dariba mine complex, which was commissioned in July 2011;

•	increasing the total zinc smelting production capacity;

•	commissioning a new silver refinery at Pantnagar of 350 tpa, and subsequent increase in the capacity to 518 tpa in February 2012;

•	its ability to maintain a high share of concentrate from its Rampura Agucha mine by consistently adding to the capacity of the mine and the concentrator and by also adopting the technique of underground mining, as its open cast capacity has started to decline;

•	commissioning a concentrator at Sindesar Khurd mine of 1.5 mmtpa in 2011 and increased capacity to 2.0 mmtpa in fiscal year 2012; also increasing capacity of Sindesar Khurd mine to 2.0 mmtpa in fiscal year 2015;

•	commencing ore mining Kayad mine since fiscal year 2013;

•	commissioning a new roaster in April 2013 in the Dariba facility, with an associated sulphuric acid plant capacity of 306,000 tpa;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs by building on-site captive power plants rather than relying on state power grids;

•	reducing the size of its workforce including through voluntary retirement plans; and

•	increasing productivity and upgrading existing technology

HZL pays royalties to the state government of Rajasthan based on its extraction of lead-zinc ore. With effect from September 2014, the royalty rate increased from 8.4% to 10.0% of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 12.7% to 14.5% of the LME lead metal price payable on the lead metal contained in the concentrate produced. For silver, HZL pays royalty at a rate of 7% of the silver London Bullion Market Association price chargeable on silver-metal produced. The royalties we pay are subject to change. Further, the MMDRA Amendment Act, notified towards the end of fiscal year 2015, notifies an amount not exceeding royalty, to be contributed to the DMF for the benefit of people affected by mining and an additional 2% of royalties to the NMET. The exact percentage of the DMF contribution has not been notified and the government is expected to announce it shortly. See “Item. 3—Key Information—D. Risk Factors—Risks Relating to Our Industry—Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations”. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). `

We have exercised the second call option by a letter dated July 21, 2009 to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “—Options to Increase Interests in HZL and BALCO—Call Options over shares in HZL”.

Principal Products

Zinc

We produce and sell zinc ingots in all three international standard grades: Special High Grade (SHG—99.995%), High Grade (HG—99.95%) and Prime Western (PW—98.0%). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.

Lead

We produce and sell lead ingots of 99.99% purity primarily to battery manufacturers and to a small extent to chemical manufacturers.

By-products

Sulphuric Acid

Sulphuric acid is a by-product of our zinc and lead smelting operations. We sell sulphuric acid to fertilizer and cement manufacturers and other industries.

Silver

Silver occurs naturally in our zinc and lead ore and is a by-product of our lead smelting operations. We produce and sell silver ingots primarily to industrial users and traders of silver.

Lead-Zinc Mines

HZL normally sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit and underground mines at Rampura Agucha, Zawar, Rajpura Dariba, Sindesar Khurd and Kayad in the state of Rajasthan in northwest India. In fiscal year 2015, 1.8% and 16.2% of the zinc and lead production respectively were through external mine concentrates. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine including its satellite Kayad mine accounted for 80.6% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal year 2015, with the Zawar, Rajpura Dariba and Sindesar Khurd mines accounting for the remaining 4.9%, 3.5% and 11.0%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya, Dariba and Debari smelters.

Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine, Sindesar Khurd mine, the Rajpura Dariba and Kayad mine limit our extraction of lead-zinc ore from the mines to approximately 6.0 million tpa, 1.5 million tpa, 2.0 million tpa, 0.9 million tpa and 0.8 million tpa, respectively, in fiscal year 2015.

Zinc Smelters

HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Four of HZL’s smelters are hydrometallurgical and one of pyrometallurgical. The hydrometallurgical smelter located in Vizag has discontinued its operations in fiscal year 2014.

The hydrometallurgical smelting process is a roast, leach and electrowin (“RLE”) process. Zinc concentrate is first oxidized in the roaster and the gases generated are cleaned and sent to the sulphuric acid plant. The primary output from the roaster, called calcine, is sent to the leaching plant to produce a zinc sulphate solution that is then passed through a cold or hot purification process to produce purified zinc sulphate solution. The purified zinc solution then goes through an electrolysis process to produce zinc cathodes. Finally, the zinc cathodes are further processed and cast into zinc ingots at the processing and refining facilities in the state of Uttarakhand in northern India.

The pyrometallurgical smelter uses the imperial smelting process or ISPTM, which process starts with sintering, where a mixture consisting of lead and zinc concentrates and fluxes is passed through the sinter machine to remove the sulphur. The gases generated from the sintering process are sent to the sulphuric acid plant. The de-sulphurized output of the sinter machine is broken for size reduction before being fed into an imperial smelting furnace (“ISF”), where it is smelted with preheated metallurgical coke and air. During the smelting process, molten lead trickles down to the bottom of the ISF and zinc rises up as vapor. The vapor is passed into a condenser where it is then absorbed back into the molten lead. The molten lead is cooled to separate out the zinc, which is then passed through a process of double distillation and condensation through which any remaining lead is removed to produce pure zinc metal which is cast into ingots. The lead removed through this process is sent to the pyrometallurgical lead smelter. In this process, silver is also produced as a by-product which is sent to our facilities in Uttarakhand for refining and casting into silver ingots.

Lead Smelters

HZL has two lead smelters, one in Chanderiya and the other in Dariba. The smelter in Chanderiya uses Ausmelt™ technology and the other smelter in Dariba uses Shuikoushan Smelting Technology or SKS oxygen bottom blowing technology. There is also a lead-zinc smelter at Chanderiya which uses the pyrometallurgical ISF™ process.

HZL’s lead smelter located in Dariba is based on SKS oxygen bottom blowing technology, where lead concentrate is smelted directly in the SKS furnace along with fluxes. SKS furnace produces lead bullion and slag. SKS furnace slag is then reduced in blast furnace to produce bullion. Lead bullion produced in these processes is then treated in the lead refinery plant to produce high purity electrolytic grade lead cathodes through electrolysis. The lead cathode are further processed and cast into ingots at its processing and refining facilities in the state of Uttarakhand. Slag from blast furnace is fumed to produce zinc oxide dust. Off-gas containing sulphur dioxide gas is cleaned and treated in the sulphuric acid plant.

HZL’s lead smelter located in Chanderiya is based on Top Submerged Lance, or TSL technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

Finishing and Delivery to Customers

The zinc and lead cathodes are transported from its hydrometallurgical plants in Rajasthan to its facilities in Uttarakhand in northern India where they are further processed into zinc and lead ingots. One of the residues from smelting is anode slime and another is high grade lead material, both of which are also transported to the Uttarakhand facilities and from which silver is processed and cast into silver ingots. The facilities in Uttarakhand process and refine zinc, lead and silver and cast them into ingots and distribute the finished products nationwide, making it a centralized finished goods center for our customers. Zinc and lead ingots are also shipped from the facilities in Uttarakhand for exports. The sulphuric acid by-product is sold ex-works from its facilities in Rajasthan to customers in India.

Principal Facilities

Overview

The following map shows the locations of HZL’s facilities in the State of Rajasthan:

Mines

Rampura Agucha

The Rampura Agucha lead-zinc mine is located near Gulabpura in the north-west State of Rajasthan.

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

Open pit mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 221 metric tons trucks and 34 cubic meter excavators. Ore is fed to the primary crusher and waste is dumped at the waste dump. The mining equipment is largely owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant. Ore from the open-pit is crushed in a series of crushing circuits and then milled in four streams, one rod mill-ball and three other sag mill-balls in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya and Dariba lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transported to different HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.

Since 2004, exploration at Rampura Agucha has resulted in significant increases in the reserves at the mine. Following an extensive drilling program to convert mineralized material to reserves, better definition of the ore body boundaries, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of underground mine project work, the reserves were 49.50 million tons as of March 31, 2015 with an average grade of 14.0% zinc, 1.9% lead and 59 ppm silver after depletion. The drill spacing for the definition of proven reserves were approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters. HZL commenced production at the mine in 1991. Since inception, approximately 70.25 million tons of ore, with an ore grade of 12.7% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine. HZL is continuing to evaluate the potential of this deeper mineralization. As of March 31, 2015, HZL estimates the remaining mine life at Rampura Agucha to be 12 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

In fiscal year 2015, 5.5 million tons of ore at 12.95% zinc and 1.7% lead were mined from Rampura Agucha, which produced approximately 1.3 million tons of zinc concentrate at 51.3% zinc and 96,471 tons of lead concentrate at 59.5% lead. Approximately 58.7 million tons of waste was removed giving a strip ratio of 11.8 tons of waste per ton of ore mined. The expansion of the mine from 5 mmtpa to 6.2 mmtpa was completed in 2010 and has resulted in a significant increase in the strip ratio as there was dimensional change in the pit with the ultimate depth of the mine increasing to 421 meters. During fiscal year 2015, approximately 91.7% of the zinc was recovered to the zinc concentrate, while 61.5% of the lead and 63.5% of the silver was recovered from the metal contained in the ore mined. The strip ratio is expected to increase to about 18.8 tons in fiscal year 2016, considering the anticipated overburden removal of about 69.8 million tons and ore production of 3.7 million tons from the open-pit. As production from Rampura Agucha open pit mine has already stated to taper as per its mine plan, the underground development activities are ramping up at a faster pace and 1.2 million tons of production out of development and stopping has been planned from the underground mine in fiscal year 2016.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayad mine) was Rs. 42,301 million ( $ 678.9.0 million) as of March 31, 2015. The mining lease of Rampura Agucha mine is upto March 2030.

Power is mainly supplied from the HZL’s captive thermal power plants with two backup 5 MW generators on-site.

Rajpura Dariba

Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located northeast of Udaipur in the Rajsamand district in the state of Rajasthan, northwest India.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine lease is valid until May 2030. The mine is serviced by two vertical shafts approximately 600 meters deep. The main shaft is 6 meters in diameter and the auxiliary shaft is 4.5 meters in diameter. The main shaft has the capacity to hoist 1.0 million tpa of ore and is equipped with a modern multi-rope koepe winder. All personnel and materials are hoisted in a large counterbalanced cage which is operated by the koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities. A 2.2 km surface decline was commissioned in September 2013 to increase the ore production.

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

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately Rs. 4,919 million ($ 78.9 million) as of March 31, 2015.

As of March 31, 2015, HZL estimates the remaining mine life at Rajpura Dariba to be around 9 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was approximately 30 meters while for probable reserves was less than 60 meters.

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

In fiscal year 2015, 573,284 tons of ore at a grade of 5.32% zinc and 1.32% lead ore was mined at Rajpura Dariba mine which produced 43,359 tons of zinc concentrate at 50.04% zinc, 10,647 tons of lead concentrate at 41.26% lead and 1,683 grams per ton of silver, with 83.1% of the zinc being recovered in the zinc concentrate and 67.8% of the lead and 71.88% of the silver. The bulk concentrate produced during fiscal year 2015 was 9,832 tons at 37.3% zinc and 10.1% lead with 85.57% of the zinc being recovered and 82.62% of the lead and 81.63% of the silver.

Sindesar Khurd

The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd large scale underground mine deposit that was explored during 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until March 2049.

The Sindesar Khurd mine lies on the same geological belt as the Rajpura Dariba mine. The mine is approachable from Rajpura Dariba mines by road.

The mineralization has been traced over almost 2.5 kilometers along strike and 1.3 kilometer vertical extension. In the mine area, dip is steep westerly, while the dip turns into easterly direction in the lower-southern part of the deposit. The current “mine block” extends over 900 meters along strike and up to 420 meters depth extension.

The deposit has been drilled to a depth of approximately 1300 meters below surface and the ore body is traced over approximately 2 kilometers along the strike with an 1100 meters vertical extension. While the deposit is still open in depth in the southern extension of the present mine block, the area below the mine block and towards the north extension only has narrow and low to moderate grade mineralization intersected.

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

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2015 is 32.2 million tons with 4.5% zinc and 3.1% lead and 182 particles per million silver after depletion. The in-situ quantities are adjusted by applying a mining loss factor of 5.0% and dilution factor of 20.0%.

Access to the mine is through an incline shaft and declines (North and South) from the surface while ore is hauled through the declines by low profile dump truck or LPDTs. The ore body is accessed via horizontal drives on number of levels. The mine currently utilizes blast holes toping with back filling mining method with stope panels varying from 25 to 50 meters in strike.

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

The gross book value at this mine is approximately Rs. 17,613 million ($ 282.7 million) as of March 31, 2015.

As of March 31, 2015, HZL estimates the remaining mine life at Sindesar Khurd to be around 10 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Power for the mill and the mine is supplied from HZL’s captive power plant located at Dariba itself.

In fiscal year 2015, 1,910,055 tons of ore at a grade of 3.61% zinc and 1.93% lead ore was mined at the Sindesar Khurd mine, which produced 126,952 tons of zinc concentrate at 51.3% zinc, 61,630 tons of lead concentrate at 52.6% lead and 2,534 grams per ton of silver with 89.8% of the zinc being recovered in the zinc concentrate and 86.8% of the lead and 85.4% of the silver.

Zawar

Zawar consists of four mines namely, Mochia, Balaria, Zawar Mala and Baroi. The deposit is located near Udaipur city, in Rajasthan in northwest India. The deposits lie within a 36.2 square kilometers mining lease granted by the state government of Rajasthan which is valid until March 29, 2030.

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

In fiscal year 2015, approximately 1,056,000 tons of ore at 2.82% zinc and 1.68% lead was mined which produced 74,186 tons of bulk concentrate at 36.97% zinc and 21.94% lead. The recovery of zinc and lead during fiscal year 2015 was 90.3% and 89.8%, respectively.

The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 4,079.0 million ($ 65.5 million) as of March 31, 2015 and of the 80 MW coal-based thermal captive power plant at Zawar was Rs. 3,215.0 million ($ 51.5 million).

Power is supplied through a combination of an 80 MW thermal coal-based captive power plant commissioned in December 2008 and a 6 MW captive power plant.

As of March 31, 2015, HZL estimates the remaining mine life of the Zawar mine to be 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The focus of mine exploration at Zawar is to replenish the ore reserves that are being depleted through exploration activities and to look for new mineralized areas to enhance production capacity. A surface drilling program is underway to locate deeper resources below -100 meter reduce level up to 500 meter reduce level. Underground exploratory drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

Kayad Mine

The Kayad lead-zinc mine is located in Ajmer, in the state of Rajasthan.

The Kayad lead-zinc deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. Mineral Exploration Corporation Limited worked on the project on promotional basis, started the exploration and a total of 9,585 meters of drilling was achieved in 42 completed bore holes during 1994-1997. The detailed exploration of Kayad deposit was commenced by HZL in the month of June 1999 and continues as of today. According to the reserve report, the proven and probable reserves for Kayad mine as on March 31, 2015 was 7.3 million tons at 9.6 % zinc and 1.4% lead. As of March 31, 2015, HZL estimates the remaining mine life of the Kayad mine to be over 8 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The ground breaking of the mine commenced on June 11, 2011. The access is through a decline which then divides into two declines at 420 meter reduce level. Development ore production was achieved in the second quarter of fiscal year 2013, and the mine started operations in fiscal year 2014. The mining method practiced in Kayad is long hole open stoping with cemented rock filling / rock filling in the steeper portions of the deposit; while transverse stoping method at flat portion along with rock filling/cemented rock filling. About 28 kilometers of development is planned by 2016. The mining is highly mechanized with twin boom jumbo drills used for face drilling, rock bolting machines used for support and 10 T and 17 T diesel load haul dump vehicles coupled with 30 T/50 T low profile dump trucks for loading and hauling. For production drilling Simba Drills are being used. The run of mine is stacked in the surface ore stock pile and transported by trucks to the Rampura Agucha mine for beneficiation.

A mine lease of 480.45 hectares was granted to Kayad mine by the state of Rajasthan and is valid until February 2048, subject to further renewal. We have obtained surface land rights over 38 hectares. We have also obtained mine plan approval from the Indian Bureau of Mines and received environmental clearance from the MoEF for an increase in lead zinc ore production capacity from 0.35 million tons per annum to 1.0 million tons per annum. We have also obtained consents under various environmental laws to operate the mine, including from the State Pollution Control Board.

A 33 KV power line was commissioned on February 2, 2012 to meet the constructional power requirements of the mine. Currently, most of the power is being taken from captive power plant, Zawar and some power is taken from Ajmer Vidyut Vitran Limited. A one megavolt amperes diesel generator is kept as a backup power supply for emergency operations in the event of power failure.

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2015:

	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves				SSL Ownership	Reserve Life
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		Years
Rampura Agucha	12.7	13.1	1.9	54	36.8	14.4	1.8	61	49.5	14.0	1.9	59		12
Rajpura Dariba	7.0	6.1	1.6	62	2.7	6.9	1.5	65	9.6	6.4	1.6	63		9
Sindesar Khurd	5.5	4.2	2.7	152	26.7	4.5	3.1	188	32.2	4.5	3.1	182		10
Zawar	2.9	3.7	1.8	33	6.7	3.3	1.8	34	9.6	3.4	1.8	33		5
Kayad	0.6	14.8	1.9	39	6.6	9.1	1.3	29	7.3	9.6	1.4	30		8
Total	28.7	8.8	2.0	72	79.5	9.4	2.2	99	108.2	9.3	2.2	92	64.9

References to “g/t” are grams per ton

Additional information:

(1)	The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been audited by SRK Consulting (UK) Limited. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut off grade used for zinc and lead in (i) Rampura Agucha mine is 2.0%, (ii) Rajpura Dariba mine is 3.0%, (iii) Sindesar Khurd mine is 3.0%, (iv) Zawar mine is 3.0% and (v) Kayad mine is 3.0%

(3)	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor

Rampura Agucha
Zinc	91.7%
Lead	61.5%
Rajpura Dariba
Zinc	83.4%
Lead	70.1%
Sindesar Khurd
Zinc	89.8%
Lead	86.8%
Zawar
Zinc	90.3%
Lead	89.8%

(4)	The historic three year average commodity price for zinc, lead and silver considered for evaluation of reserves is $ 2,011 per ton, $ 2,075 per ton and $ 23.4 per oz, respectively. The historic currency conversion factor used to estimate the reserves was US dollar per Indian Rupee 58.7.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 64.9%.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2015 at HZL’s Chanderiya, Debari, Zawar and Dariba facilities:

	Capacity
Facility(1)	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya(2)	525,000	85,000	—	828,500	247.7
Debari	88,000	—	—	419,000	7.4
Zawar	—	—	—	—	80.0
Dariba	210,000	100,000	—	710,500	174.3
Pantnagar	—	—	518	—	—
Total	823,000	185,000	518	1,958,000	509.4

(1)	The Vizag facility which was operating with a smelting capacity of 56,000 tpa and a capacity of 419,000 tpa at its sulphuric acid plant has been discontinued since fiscal year 2014.
(2)	The plant at Haridwar is a finishing facility for zinc ingots from zinc cathodes produced at the Chanderiya and Dariba smelters. The processing plant at Pantnagar is a finishing facility for zinc and lead ingots from zinc and lead cathodes produced at the Chanderiya and Dariba smelters. Therefore their production capacities do not increase the total production capacity of HZL’s facilities.

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

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW, 80 MW and 14.8 MW captive power plants at Chanderiya provide all of the power for the facility. The captive power plants require approximately 100,000 metric tons of coal at 6,000 gross calorific value per month, which is currently met through imports, mostly from Indonesia. The impure silver obtained as a by-product from zinc-lead smelting at this smelter is refined at the Pantnagar plant.

HZL, in January 2006, as part of a consortium with five other partners, secured the award of a coal block from the Ministry of Coal of the GoI for its Chanderiya plant. HZL’s share of the coal block is approximately 31.5 million tons which, according to the Ministry of Coal of the GoI, are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the GoI approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field in the state of Chhattisgarh, which falls under moderate to dense forest. The environmental clearance and approval for the forest diversion was initially rejected by the MoEF and accordingly, a letter of rejection was issued by the state government on January 23, 2010. In February 2012, the HZL consortium resubmitted its application, which required approval from the state government and the MoEF. However, on February 17, 2014, the Ministry of Coal issued a letter cancelling the coal block allocation stating that the consortium could not obtain forest clearance and adhere to the timeline for the development of the coal block and also the fact that the same was rejected earlier. The Ministry of Coal’s actions were challenged by the consortium in the High Court of Chattisgarh and a stay order was granted on March 11, 2014. In September 2014, the Supreme Court of India revoked all the allocations of coal blocks post 1992 until 2012, which were awarded by Ministry of Coal through its screening committee. Now, an auction route has evolved for the new allocation of coal blocks.

After being denied access to the Hasdev Arand field, HZL continues to import coal from third-party suppliers. HZL had been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI for its Chanderiya plant, but the same was linked to the development of allocated coal block. The access to coal has been stopped since September 2012 and there is no linkage coal available for Chanderiya plant and its entire requirement are being met from imported coal.

Dariba

The Dariba hydrometallurgical zinc smelter is located in the Rajsamand district of Rajasthan which was commissioned in March 2010 and has a capacity of 210,000 tpa. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter, and it also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the 160 MW coal-based captive power plant at Dariba. A new roaster was commissioned in April 2013 in the Dariba facility with an associated sulphuric acid plant capacity of 306,000 tpa. Zinc cathodes are sent to its refining facilities at Pantnagar in Uttarakhand state for finishing and casting. The anode slime obtained as a residue from lead smelting at this smelter is refined and casted into silver ignots at the Pantnagar plant.

Debari

The Debari hydrometallurgical zinc smelter is located in the state of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa which was increased to 88,000 tpa in April 2008, pursuant to improvements made to its operational efficiencies. The Debari facility also includes a 419,000 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and the balance is sourced from two on-site liquid fuel-based captive power plants with a combined capacity of 14.8 MW, commissioned in March 2003.

Haridwar

The zinc ingot refining and casting plant in Haridwar in the state of Uttarakhand was commissioned in July 2008. This plant processes and casts zinc ingots from zinc cathodes produced in the Chanderiya smelter and therefore its production capacity does not increase the total production capacity of HZL’s facilities.

Pantnagar

The Pantnagar plant, which is located in the state of Uttarakhand in northwest India, includes a 518 tpa silver refinery that was commissioned in December, 2011, a zinc ingot and a lead ingot refining and casting plant that was commissioned in February 2012. The Pantnagar plant refine and cast zinc and lead ingots from zinc and lead cathodes that are produced by our Chanderiya and Dariba smelters and also refines the impure silver obtained as a by-product from lead smelting conducted at our Chanderiya and Dariba smelters. Therefore the Pantnagar plant does not increase the total zinc and lead production capacity of HZL’s facilities. Haridwar and Pantnagar facilities are also used for nationwide distribution of finished goods as well as for exports.

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

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari, Dariba and the pantnagar facilities for fiscal years ended March 31 2013, 2014 and 2015:

		For the Year Ended March 31,
Facility	Product	2013	2014	2015
	(tons, except for silver which is in kgs)
Chanderiya
—ISPTM pyrometallurgical lead-zinc smelter	Zinc	80,063	78,032	91,001
	Lead	16,699	15,901	26,898
First hydrometallurgical zinc smelter	Zinc	179,232	194,023	182,696
Second hydrometallurgical zinc smelter	Zinc	183,780	204,896	191,028
AusmeltTM lead smelter	Lead	36,953	30,586	6,111
Sulphuric acid plants	Sulphuric acid	620,268	586,919	547,165
Dariba
Hydrometallurgical zinc smelter	Zinc	165,403	197,715	199,694
Lead Smelter	Lead	64,664	76,109	94,135
Sulphuric acid plant	Sulphuric acid	257,205	459,026	480,542
Debari
Hydrometallurgical zinc smelter	Zinc	68,445	74,501	69,385
Sulphuric acid plant	Sulphuric acid	316,006	282,565	251,408
Pantnagar
Silver Refinery	Silver	373,900	349,620	327,508
Total	Zinc	676,923	749,167	733,803
	Lead(1)	118,316	122,596	127,143
	Silver	373,900	349,620	327,508
	Sulphuric acid	1,193,479	1,328,510	1,279,115

Notes:

(1)	Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 6,500 tons, 7,262 tons and 7,755 tons in fiscal years 2013, 2014 and 2015, respectively.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for fiscal years ended March 31, 2013, 2014 and 2015:

		Year Ended March 31,
Mine (Type of Mine)	Product	2013	2014	2015
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	6,098,760	5,481,006	4,999,476
	Ore grade – Zinc	12.3%	12.4%	12.9%
	Lead	1.9%	1.7%	1.7%
	Recovery – Zinc	89.4%	90.7%	91.7%
	Lead	57.6%	59.0%	61.4%
	Zinc concentrate	1,317,845	1,196,399	1,143,090
	Lead concentrate	109,593	89,106	88,024
Rampura Agucha (Underground)	Ore mined	50,664	322,846	451,844
	Ore grade – Zinc	14.3%	12.6%	13.1%
	Lead	1.6%	1.7%	1.8%
	Recovery – Zinc	89.4%	90.7%	91.7%
	Lead	57.6%	59.0%	61.4%
	Zinc concentrate	12,727	71,916	106,022
	Lead concentrate	518	5,328	8,447

Kayad (Underground)	Ore mined	28,255	149,286	372,000
	Ore grade – Zinc	7.7%	7.9%	9.1%
	Lead	1.2%	1.1%	1.1%
	Recovery – Zinc	89.4%	90.7%	91.7%
	Lead	57.6%	59.0%	61.4%
	Zinc concentrate	3,840	22,061	30,309
	Lead concentrate	330	1,703	2,223
Rajpura Dariba (Underground)	Ore mined	554,354	610,242	573,284
	Ore grade – Zinc	5.4%	5.3%	5.3%
	Lead	1.3%	1.3%	1.3%
	Recovery – Zinc	83.5%	82.8%	83.4%
	Lead	70.1%	67.7%	70.1%
	Zinc concentrate	39,860	52,212	43,359
	Lead concentrate	9,164	12,241	10,647
	Bulk concentrate(1)	13,623	—	9,832
Sindesar Khurd (Underground)	Ore mined	1,585,150	1,723,253	1,910,055
	Ore grade – Zinc	3.8%	3.5%	3.6%
	Lead	2.4%	2.1%	1.9%
	Recovery – Zinc	86.3%	87.8%	89.8%
	Lead	85.4%	85.5%	86.8%
	Zinc concentrate	101,480	105,562	126,952
	Lead concentrate	60,164	60,128	61,630
Zawar (Underground)	Ore mined	304,680	1,003,600	1,056,000
	Ore grade – Zinc	3.8%	2.8%	2.8%
	Lead	1.1%	1.7%	1.7%
	Recovery – Zinc	91.8%	90.8%	90.3%
	Lead	89.0%	90.2%	89.8%
	Zinc concentrate	—	—	—
	Lead concentrate	—	—	—
	Bulk concentrate(1)	21,745	68,432	74,186
Total	Ore mined	8,621,863	9,290,233	9,362,659
	Zinc concentrate	1,475,752	1,448,151	1,449,731
	Lead concentrate	179,769	168,505	170,970
	Bulk concentrate(1)	35,368	68,432	84,018

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.

Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

Zinc and Lead Concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided nearly all of its requirements for zinc and lead concentrates in the past. However, a marginal portion of the metal is being produced through sourced concentrates. In fiscal year 2015, 1.8% and 16.2% of the zinc and lead production respectively was through sourced concentrates, as the mined metal production was relatively lower in the first half of the year in line with the mine plan. We expect HZL’s mines to continue to provide nearly all of its zinc and lead concentrate requirements for the foreseeable future.

Power

Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, Dariba and Zawar. HZL imports the required thermal coal from a number of third party suppliers and part of the requirement is sourced by way of linkage with South Eastern Coalfields Ltd (which is a subsidiary of Coal India Limited). HZL was awarded 2.43 million tons of coal linkage by Ministry of Coal. However, due to limited coal availability, Coal India Limited has been supplying only 50.0% of the 2.4 million tons linkage quantity. As of April 2013, the coal supplies to Chanderiya have stopped due to pending decision at Ministry of Coal on the linkages for plants which have been allocated coal blocks. In February 2014 the coal block allocated to the Chanderiya lead zinc smelter captive power plant was deallocated by the Ministry of Coal. Linkage coal supplies to HZL’s power plants at Dariba and Zawar are continuing and the linkage quantity for these plants has been restricted to 50% of 1.2 million tons.

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

Distribution, Logistics and Transport

Zinc and lead concentrates from HZL’s lead-zinc mines are transported to the Chanderiya and Debari smelters by road. Zinc and lead ingots, silver and sulphuric acid by-products are transported primarily by road to customers in India directly or via HZL’s depots. Zinc and lead cathodes are mostly transported by rail to its processing and refining facilities in Uttarakhand state in northern India. Zinc and lead ingots are transported for exports to ports in India primarily by rail, from where they are loaded on ships. The facilities in Uttarakhand also serve as finished goods center for nationwide distribution of its finished products.

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 40.3%, 41.2% and 40.5% of its revenue in fiscal years 2013, 2014 and 2015 respectively. No customer accounted for greater than 10.0% of HZL’s zinc business revenue in fiscal years 2013, 2014 and 2015.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal year 2015, HZL sold approximately 68.4% of the zinc and lead metal it produces in the Indian market and exported approximately 31.6% of our zinc India segment revenue.

Approximately 97.8% of the zinc metal that HZL produced in fiscal year 2015 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in the LME price.

Projects and Developments

HZL has been actively conducting exploration, which has resulted in net ore reserves of 108.2 million tons across all mines in fiscal year 2015. Based on long-term evaluation of assets and in consultation with mining experts, we have finalized the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 3.75 mmtpa underground mine at Rampura Agucha mine and expanding the Sindesar Khurd mine from 2.0 mmtpa to 3.75 mmtpa, Zawar mines from 1.5 mmtpa to 5.0 mmtpa, Rajpura Dariba mine from 0.6 mmtpa to 1.2 mmtpa and Kayad mine from 0.35 mmtpa to 1.0 mmtpa. The plan also involves the opening up of a small new mine at Bamnia Kalan in the Rajpura Dariba belt. However, the Bamnia Kalan Lease is under dispute and has been partially cancelled by the state Government on December 23, 2014 on the grounds of inactivity. In response, HZL has filed a petition with the Ministry of Mines on February 16, 2015, stating that the cancellation should be revoked . The growth plan will increase mined metal (MIC) production capacity to 1.2 mmtpa. The estimated cost for these projects amounts to Rs. 79,400 million ($ 1,274.3 million). As of March 31, 2015 we had spent Rs. 11,680 million ($ 187.4 million) on these projects. These projects are financed from internal sources.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 78.0% in fiscal year 2015, according to ILZDA. The only other zinc producer in India, but not integrated and depends on imports of zinc concentrate, is Binani Zinc Limited, which had a market share of one percent of the Indian market in terms of sales volume in fiscal year 2015, according to ILZDA. Imports and secondary sources accounted for the remaining 21% market share, according to ILZDA. Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market.

HZL is the only primary lead producer in India, with competition coming from imports which provide a substantial majority of the lead consumed in India. Lead is a commodity product and HZL competes primarily on the basis of price, time of delivery and location.

Our Zinc International Business

Overview

On May 10, 2010, SIIL agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1108.7 million) which comprises:

(1)	100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

On December 3, 2010, we announced the completion of the acquisition of 100.0% stake in Skorpion by Sterlite Infra Limited, a wholly-owned subsidiary of Sterlite for a consideration of Rs. 32,098 million ($ 515.1 million). On February 4, 2011, we announced the completion of the acquisition of the 74.0% stake in BMM for a consideration of Rs. 11,529 million ($ 185.0 million), net of refund of $ 9.3 million. On February 15, 2011, we announced the completion of the acquisition of 100.0% stake in Lisheen for a consideration of Rs. 25,020 million ($ 546.2 million). The purchase price for the zinc business was paid in US dollars and has been converted into Indian Rupees based on the exchange rate as on the date of each such acquisition. The zinc business of Anglo American Plc acquired by us has been categorized as a separate reportable segment “Zinc- International”.

Skorpion

Overview

THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”) was incorporated on June 16, 1998 and is headquartered at the Skorpion Zinc mine site, which is situated 25 kilometers north of Rosh Pinah Namibia. Skorpion’s wholly owned subsidiaries are: Skorpion Zinc (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Skorpion Zinc (Proprietary) Limited is an investment holding company, owning the entire share capital in Namzinc (Proprietary) Limited and Skorpion Mining Company (Proprietary) Limited. Namzinc (Proprietary) Limited operates a zinc refinery, which procures oxide zinc ore from Skorpion Mining Company (Proprietary) Limited, which in turn extracts the ore from an open pit zinc deposit. Skorpion Mining Company (Proprietary) Limited is a member of the Chamber of Mines in Namibia.

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

As of March 31, 2015, the remaining mine life of the Skorpion mine is approximately 3.25 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The Skorpion mine has an attached electrolytic refinery producing approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. Skorpion is also working for conversion of the refinery from stand-alone oxide ore treatment to sulphide ore treatment also.

Summary of Mine Reserves

The following table sets out the proved and probable zinc reserves as of March 31, 2015:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves		SSL Interest	Reserve life
	Quantity	Zinc Grade	Quantity	Zinc Grade	Quantity	Zinc Grade
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)%		(Years)
Skorpion	2.03	7.81	2.94	9.54	4.97	9.02

Total	2.03	7.81	2.94	9.54	4.97	9.02	100	3.25

Additional information:

(1)	The estimate of ore reserves were reviewed by Axe Valley Mining Consultants Ltd. In accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

(2)	The cut-off grade used with our reserve estimate is 3.0%.

(3)	The metallurgical recovery factor for Skorpion mine is 89.30%.

(4)	The historic three year average commodity price was $ 2,011 per ton and currency conversion factor that were used to estimate our reserves was Namibian dollar per US dollar 9.89.

(5)	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2015:

Capacity
Facility	Zinc (tpa)

Skorpion	150,000

Total	150,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery for fiscal years ended March 31, 2013, 2014 and 2015:

Facility	Product	Fiscal Year 2013	Fiscal Year 2014	Fiscal Year 2015
		(tons)
Zinc refinery	Zinc	145,342	124,924	102,188

The following table sets out the total ore and zinc concentrate production at the Skorpion mine, for fiscal years ended March 31, 2013, 2014 and 2015:

	(tons except percentage)
Mine (Type of Mine)	Product	Fiscal Year 2013	Fiscal Year 2014	Fiscal Year 2015
Skorpion (Open-pit)	Ore mined	1,664,282	1,252,092	1,344,272
	Ore grade - Zinc	10.3%	10.2%	9.0%
	Recovery - Zinc	90.4%	90.1%	88.2%

Principal Raw Materials

The Skorpion mine used 82,479 tons of sulphur in fiscal year 2015, of which 94.0% was imported in bulk and shipped to Namibia through the port of Luderitz while the remaining sulphur was brought from South Africa in molten form by road.

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

Sales and Marketing

Skorpion’s 10 largest customers accounted for approximately 100%, 100% and 99.9% of its revenue in fiscal years 2013, 2014 and 2015 respectively. Three of Skorpion’s customers accounted for approximately 85% of Skorpion’s revenue in fiscal years 2013, 2014 and 2015. Skorpion’s marketing office is located in Rosh Pinah.

Most of the zinc metal that Skorpion produced in fiscal year 2015 was sold under bi-annual/ annual contracts. About 30% of the metal produced is sold in the Southern African Customs Union market and balance is sold to other regions. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.

Market Share and Competition

According to Wood Mackenzie, the Skorpion mine has consistently been one of the largest zinc producing mines in the world and in 2014, it ranked fifteenth in the world in terms of production volume with a cost base in the lower half of the zinc industry cost curve. The Skorpion mine produces only high-grade, high purity SHG zinc ingots that are registered on the LME.

Black Mountain Mining

Overview

BMM consists of the Black Mountain mine and the Gamsberg Project. Exxaro Resources Limited (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM.

The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.8 mtpa plant feed and the shaft hoisting capacity is approximately 1.44 mtpa from Deeps mine and 0.36 mtpa from Swartberg. All production stopes in the Deeps mine are backfilled and waste filled, integrated into the mining sequence.

During fiscal year 2015, 1,437,562 tons of ore at 2.55% zinc and 2.65% lead were mined from the Black Mountain mine, which produced approximately 54,445 tons of zinc concentrate and 45,129 tons of lead concentrate, containing 27,022 tons of zinc and 32,142 tons of lead respectively. In addition, the Black Mountain mine also produced 5,678 tons of copper in concentrate and 35 tons of silver in concentrate.

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

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 27,022 tons of zinc in concentrate and 32,142 tons of lead in concentrate respectively. In addition, the Black Mountain mine also produced 5,678 tons of copper in concentrate and 35 tons of silver in concentrate, annually.

The Black Mountain mine is operated pursuant to mining right 58/2008 MR granted pursuant to the Mineral and Petroleum Resources Development Act, 28 of 2002 of South Africa which entitles us to mine for lead, copper, zinc and associated minerals in, on and under an area in the district of Namaqualand measuring 24,195 hectares for a period of 30 years from 2008 to 2038.

Four major stratiform exhalative sediment hosted base metal deposits are located in a 10 by 30 km area, centered on Aggeneys. The deposits are situated in the supracrustal rocks of the mid-Proterozoic age Bushmanland group of the Namaqualand metamorphic complex. The deeps ore body, which is currently being mined, is considered to start at 166 meters above mean sea level, with a down plunge extent of 1.1 km with the deepest position of the ore body being 1,680 meters below the surface. Mineralisation in the deeps is hosted by iron formations, massive sulphide and sulphide quartzite. The massive sulphide rock is either banded, massive or occurs as fine grained mylonite. Banding is expressed as 1-5 m thick sulphide bands alternating with quartz rich bands of similar thickness.

Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2015, BMM estimates the remaining mine life of the Black Mountain mine to be 6 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The predominant mining method is ramp in stope cut and fill and longhole mining. The production rate is 1.8 mtpa plant feed and the shaft hoisting capacity is approximately 150,000 tons per month. All production stopes are backfilled and waste filled, integrated into the mining sequence.

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

Swartberg was mined on a small scale (25,800t/month) from 1995 but production was stopped in 2006 in an effort to procure the Deeps mine in full production. Mining at Swartberg was re-introduced in the year 2012 by a diamond drilling campaign to explore the ore bodies on strike. Down-plunge in depth at this mine was started in the same year. Following positive results from this drilling a pre-feasibility study is in progress to investigate the potential of a fully operating mine at Swartberg, which will replace ore from the Deeps mine once it is mined out in the year 2021.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2015:

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SSL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		(Years)
Black Mountain-Deeps	3.03	2.93	3.71	39.2	6.86	2.47	2.43	30	9.89	2.61	2.82	33

Total	3.03	2.93	3.71	39.2	6.86	2.47	2.43	30	9.89	2.61	2.82	33	74	6

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SSL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		(Years)
Black Mountain-Swartberg	—	—	—	—	2.04	0.5	2.42	21	2.04	0.5	2.42	21

Total	—	—	—	—	2.04	0.5	2.42	21	2.04	0.5	2.42	21	74	6

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SSL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		(Years)
Black Mountain-Gamsberg	42.40	6.9	0.5	21.6	7.67	5.9	0.5	17.5	50.1	6.76	0.5	20.9

Total	42.40	6.9	0.5	21.6	7.67	5.9	0.5	17.5	50.1	6.76	0.5	20.9	74	12

References to “g/t” are grams per ton

Additional information:

Deeps and Swartberg

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut-off grade used with our reserve estimate is 624 ZAR per ton.

(3)	The metallurgical recovery factor for zinc, lead and copper is 73.01%, 86.84% and 69.04%, respectively.

(4)	The commodity prices for zinc, lead and copper considered for evaluation of reserves were $ 2,011 per ton, $ 2,075 per ton and $ 7,171 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $ 9.90.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Gamsberg

(1)	The reserve estimates, were reviewed by A&B Global Mining, presented incorporate losses for mine dilution and mining recovery according to the JORC code, with a 0.5m dilution skin considered along the ore/waste contact and 97% mining recovery.

(2)	The zinc cut-off grade used with our reserve estimate is 3%.

(3)	The commodity price for zinc considered for evaluation of reserves was $ 2,011 per ton. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $ 9.90.

(4)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of fiscal years ended March 31, 2013, 2014 and 2015:

Mine (Type of Mine)	Product	Fiscal Year 2013	Fiscal Year 2014	Fiscal Year 2015
		(tons, except percentages)
Black Mountain (Underground)	Ore mined	1,518,540	1,395,534	1,437,562
	Ore grade –Zinc	3.4%	2.7%	2.5%
	-Lead	3.7%	3.2%	2.6%
	Recovery - Zinc	77.8%	78.0%	74.2%
	-Lead	89.0%	87.4%	84.8%
	Zinc concentrate	78,457	59,942	54,445
	Lead concentrate	68,986	53,221	45,129

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

Sales and Marketing

BMM produces zinc, lead and copper concentrates that are sold in local and international markets on spot basis and through long term contracts. The commercial terms negotiated on an annual basis include taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Some of the customers of Black Mountain mine are Trafigura Beheer B.V., MRI Trading and Ocean Partners UK Limited.

Approximately 79.0% of the zinc and lead metal that BMM produced in fiscal year 2015 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.

Projects and Developments

Gamsberg Project

The Gamsberg ore body is a large undeveloped zinc deposit situated approximately 22kms from Black Mountain. A pre-feasible study was conducted on the ore body for 300,000 metal in concentrate in fiscal year 2000, and in fiscal year 2009 a pre-feasibility study for 400,000 metal in concentrate was conducted to determine the financial viability of developing the Gansberg ore body to a full scale mine.

The gaps in the initial pre-feasibility studies were assessed and a technical and financial pre-feasibility study was completed in September 2013. Small scale mining at Gamsberg commenced in 2003 and concluded in fiscal year 2013 with the onset of the above mentioned studies. The Gamsberg Project was officially approved by the Company’s Board in November 2014 and the project team is in the process of optimizing the mining schedule.

In fiscal year 2016, the project activities will cover pre-start mining and pre-stripping of the pit and construction of related housing infrastructure. The initial ore production is planned for fiscal year 2018 with ramp up to full production expected in subsequent years.

Lisheen

Overview

The Lisheen mine is located in County Tipperary, Republic of Ireland and consists of an underground mine, concentrator and backfill plant, with a related capacity of approximately 131,000 tons of zinc in concentrate annually with an expected mine life until November 2015. The Lisheen mine also includes approximately 19,000 tons of lead in concentrate annually. Current reserves are 0.711 million tons.

During fiscal year 2015, 1,375,069 tons of ore at 10.5% zinc and 1.9% lead were processed at the Lisheen mine, which produced approximately 244,354 tons of zinc concentrate and 30,956 tons of lead concentrate, containing 130,897 tons and 19,265 tons of zinc and lead, respectively.

The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks, mainly limestone, which was formed approximately 320 million years ago. The Lisheen deposit owes its existence to the presence of several faults in the district, which played a major role in the formation, morphology and location of the ore bodies. It is believed that these fractures in the strata acted as conduits for the hydrothermal mineralizing fluids which carried metals upwards from extreme depths.

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

Principal Facilities

The following map shows the locations of Lisheen within Europe and within the island of Ireland:

Mines

The Lisheen ore bodies occur at three principal zones, namely the Main Zone, Derryville Zone and Bog Zone and a series of small satellite bodies surrounding these. The ore is largely hosted within fault-associated hydrothermal breccias, known as the Black Matrix Breccia, or BMB, which is developed at or proximal to the base of a massive, fine grained dolomitized limestone unit, termed the Waulsortian Formation. This unit is underlain by the Argillaceous Bioclastic Limestone, or ABL, a dark shaly limestone which forms the lithological footwall to the mineralization.

The ore bodies are at an average depth of 170 meters and are predominantly stratiform or flat lying, ranging in thickness from one to 14 meters. Close to faults, mineralization may be substantially thicker. The deposit is high grade, with a zinc to lead ratio of 6:1.

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

Mineralogically, the ore bodies comprise massive sulphide lodes typically composed of dominant pyrite, marcasite and sphalerite with minor amounts of galena. The deposit is high grade, with a zinc to lead ratio of 6:1. Minor silver grades are encountered locally. Several deleterious elements occur, the principal ones being nickel, cobalt, copper, magnesium and arsenic. The aquifer is fracture-controlled and connected directly to the surface drainage system via a conjugate set of steeply dipping North-East and North-West trending joints and fissures, which have been extensively karst weathered. Water ingress to the workings occurs principally when one of these structures is intersected and significant flow rates can occur over short time spans. The peak daily water flow rate can reach up to 90 million liters per day and 75 million liters per day on an annual basis. Dedicated pumping and water treatment facilities are in place to ensure full compliance with the Integrated Pollution Control License.

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

As of April 1, 2015 the reserve life of the mine is 0.7 years.

The Lisheen mine was wholly owned by Anglo American Plc between 2003 and 2011 following a series of mergers and acquisitions of stake holdings. The mine is now owned by us through our subsidiary THL Zinc Holding B.V.

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2015:

	Proved Reserve			Probable Reserve			Total Proved and Probable Reserves			SSL interest	Reserve life
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade		Years
	(million tons)		(%)	(million tons)		(%)	(million tons)		(%)
Lisheen	0.603	9.44	1.06	0.109	9.56	2.56	0.711	9.46	1.29		0.7

Total	0.603	9.44	1.06	0.109	9.56	2.56	0.711	9.46	1.29	100	0.7

Additional information:

1)	The estimate of ore reserves were reviewed by AMC Consultants (UK) Limited in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

2)	The lead factor used within the formula is updated annually based on metal price and exchange rate assumptions.

3)	The commodity price for zinc and lead considered for the evaluation of reserves were $ 2,353 per ton and $ 2,295 per ton, respectively.

4)	The average currency conversion factor that was used to estimate our reserves was $ 1.28 per Euro.

5)	The metallurgical factor for zinc is 90.3% and lead is 72.5%.

6)	The reserve quantities disclosed are for the entire mine.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Lisheen mine for fiscal years ended March 31, 2013, 2014 and 2015:

Mine (Type of Mine)	Product	Fiscal Year 2013	Fiscal Year 2014	Fiscal Year 2015
		(tons, except percentages)
Lisheen (underground)	Milled Ore Ton (dmt)	1,644,537	1,401,741	1,375,069
	Ore grade Zinc	11.40%	11.8%	10.5%
	-Lead	2.15%	2.2%	1.9%
	Recovery Zinc	90.39%	91.3%	90.3%
	- Lead	66.13%	68.5%	72.5%
	Zinc concentrate	317,413	282,159	244,354
	Lead concentrate	39,129	34,409	30,956

Principal Raw Materials

There are no major raw materials used in the Lisheen Mine, except for chemical reagents which is used in the flotation process to produce Zinc and Lead concentrates

Distribution, Logistics and Transport

With respect to outbound logistics Lisheen transports the zinc concentrates to the port at Cork (135 kilometers from mine site) via on site haulage contracted with a single supplier. A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities. Haulage accounts for about 8.9% of total operating costs.

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

Sales and Marketing

The Lisheen mine extracts lead and zinc ore from underground and processes this into zinc and lead concentrates and sells these concentrates to smelters and trading customers in Europe and Asia. Lisheen currently has a very small base of customers. Marketing of the concentrates produced by Lisheen is done centrally from the corporate office located in Aggeneys. There is also a site office to look after the logistics coordination, administrative support and contracting. Lisheen has a number of different concentrate sales contracts in place with international customers but increasingly deals on the spot market.

Approximately 70% of the zinc and lead metal that Lisheen produced in fiscal year 2015 was sold under annual contracts specifying quantity, grade and price, with the remainder sold in the spot market. The contract sales price is linked to prevailing LME price. Thus, the price that Lisheen receives for its zinc and lead is dependent upon, and subject to fluctuations in the LME price.

Projects and Developments

A detailed mine closure plan has been agreed and approved between the relevant statutory bodies and the company and the mine rehabilitation program is currently underway. Management is actively exploring further business opportunities and ways to utilize the existing resources and skills at Lisheen following the cessation of normal mining activities and a task force has been established to facilitate this.

Oil and gas

Overview

Cairn India and its subsidiaries is a significant contributor to India’s domestic crude oil production, contributing approximately 27% along with our joint operation partners to the total production, as per Ministry of Petroleum and Natural Gas statistics of March 2015. We have a diversified asset base with nine blocks: one in Rajasthan, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

Rajasthan, RJ-ON-90/1 block, Barmer Basin (operator, 70% participating interest)

The Rajasthan RJ-ON-90/1 (“Rajasthan”) block is an onshore block. It is our principal production asset where we own a 70% participating interest pursuant to the production sharing contract that runs until May 2020. Our joint operation partner, ONGC, has a 30% participating interest. The Rajasthan block is spread over 3,111 sq. kms in the Barmer district. The block consists of three contiguous development areas: (i) Development Area (DA) 1, primarily comprising the currently producing Mangala, Aishwariya, Raageshwari oil and gas fields and Saraswati (MARS) fields; (ii) DA 2 primarily consisting of the Bhagyam, NI and NE producing fields; and (iii) DA 3, comprising the Kaameshwari West fields.

The Mangala field was discovered in January 2004. This was followed by many other discoveries including the Aishwariya and Bhagyam fields. In the Rajasthan block, 37 discoveries have been established, since inception. Exploration activities and studies indicate that the block has further potential for resources and reserves for future growth opportunities.

We also own and operate significant infrastructure assets to facilitate the processing, transportation, and sale of crude oil produced in the Rajasthan block. For fiscal year 2015, our net daily average production was 81,769 boepd from the Rajasthan block.

Cambay, CB/OS-2 block, Cambay Basin (operator, 40% participating interest)

The Cambay CB/OS-2 (“Cambay”) block is an offshore block which is located in the Cambay Basin of the state of Gujarat in western India. Our operations in the Cambay block are centered on the Lakshmi and Gauri oil and gas fields and the CB-X development area. Based on exploration and development activities undertaken by us, the Cambay block has yielded natural gas discoveries in its offshore Lakshmi and Gauri fields and onshore CB-X field and crude oil discoveries in the first two fields. We commenced gas production from the Lakshmi gas field in 2002 and from the Gauri field in 2004. Production of co-mingled crude oil, which consists of crude oil plus condensate, from the Gauri field commenced in 2005. The Lakshmi and Gauri offshore fields cover areas of 121.1 sq. kms and 50.7 sq. kms, respectively, in the Cambay Basin and lie off the coast of the state of Gujarat in water depths of approximately 20 meters. CB-X is an onshore gas field situated in the Cambay block and covers an area of 33.28 sq. kms. For fiscal year 2015, our net daily average production was 2,512 boepd from the block.

Ravva, PKGM-1 block, Krishna Godavari Basin, Eastern India (operator, 22.5% participating interest)

Our production operations in the Krishna-Godavari Basin are centered on the Ravva PKGM-1(“Ravva”) block, lying off the coast of Andhra Pradesh in Eastern India, in water depths of up to 40 meters. Developed in partnership with ONGC, Videocon and Ravva Oil Singapore, we became the operator in 1996. For fiscal year 2015, our net daily average production was 3,411 boepd from the block.

Our Oil and Gas Business

Overview

Our oil and gas business is owned and operated by Cairn India and its subsidiaries. Cairn India was listed on the Bombay Stock Exchange and the National Stock Exchange on January 9, 2007. Vedanta completed its acquisition of 58.5% of the fully diluted share capital of Cairn India from Cairn Energy Plc as of December 8, 2011. After the Re-organization Transactions, Vedanta’s shareholding in Cairn India was transferred to us. As of March 31, 2015, our total ownership interest in Cairn India was 59.9%. Cairn India is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. According to the Ministry of Petroleum and Natural Gas statistics of March 2015, together with our joint operation partners, we account for approximately 27% of India’s domestic crude oil production.

The Company has a world-class resource base, with interests in seven blocks in India, namely Rajasthan, two on the west coast of India, four on the east coast of India, one each in Sri Lanka and South Africa. The blocks are located in the Barmer Basin, Krishna-Godavari Basin, the Palar-Pennar Basin, the Cambay Basin, the Mumbai Offshore Basin, the Mannar Basin and Orange Basin.

	Asset	Basin	Cairn India’s Interest (%)	Joint Operation partners	Area (in sq. km)
India
1	Rajasthan	Barmer	70%	ONGC	3,111
2	Cambay	Cambay	40%	ONGC, Tata Petrodyne	207
3	Ravva	KG Offshore	22.5%	ONGC, Ravva Oil, Videocon	331
4	KG-ONN-2003/1	KG Onshore	49%	ONGC	315
5	KG-OSN-2009/3	KG Offshore	100%	—	1,988
6	MB-DWN-2009/1	Mumbai Offshore	100%	—	2,961
7	PR-OSN-2004/1	Palar-Pennar	35%	ONGC, Tata Petrodyne	9,417

International
8	SL 2007-01-001	Mannar, Sri Lanka	100%	—	2,912
9	Block 1	Orange, South Africa	60%	Petro SA	19,898

	Total				41,140

Principal Products

Oil

We produce crude oil of various grades with different degrees and contents across fields. The crude oil in the majority of fields in the Rajasthan block is light oil with an API gravity of approximately 30 degrees characterized by its high pour point of approximately 45 degrees Celsius and its propensity to solidify at certain temperatures. Conversely, the crude oil produced from Ravva block is of medium gravity and low sulphur in nature, the other distinctive characteristics is its high pour point. Further, the Cambay block crude is sweet in nature (no sulphur content) with an API gravity of approximately 45 degrees.

Gas

The Rajasthan, Ravva and Cambay blocks produce natural gas, as well as natural gas commingled with crude oil. While we have been historically selling gas from the offshore blocks of Ravva and Cambay, we commenced gas sales in the Rajasthan block in fiscal year 2014, following the regulatory approval in March 2013.

Production

The table below shows our production results for fiscal years 2013, 2014 and 2015.

Average Daily Production	Units	2013	2014	2015	% Change (2015 v. 2014)
Net operated	Boepd	90,372	90,102	87,692	(3%)
Oil	Bopd	89,065	88,320	86,086	(3%)
Gas	Mmscfd	8	11	10	(10%)

Estimate of Reserves

Set forth in the table below is certain data regarding our estimates of net reserves from fields within the Rajasthan block, the Ravva block and the Cambay block as of March 31, 2015. Volumes reported in this table are in millions of barrels of oil equivalent.

Asset	Basin	Exploration activity	Development activity	Net Proved Reserves
Domestic Assets
RJ-ON-90/1	Barmer	✓	✓	87.54
CB/OS-2	Cambay		✓	1.54
Ravva	KG Offshore	✓	✓	1.83

Total				90.91

Technology

Cairn India is working on application of key technologies including enhanced oil recovery mechanism (both polymer and alkali-surfactant polymer flood), 4D seismic technology and hydraulic fracturing which will enable us to enhance recovery and to support production rates.

Enhanced oil recovery methods are tertiary recovery methods of accessing oil, which is not recovered during the application of primary and/or secondary water-flood recovery methods. We plan to apply two forms of enhanced oil recovery: polymer flood and alkali-surfactant polymer flood. Implementation of polymer flood enhanced oil recovery program has commenced at the Mangala field and is planned to be extended to Bhagyam and Aishwariya fields in the future. The alkali-surfactant polymer pilot in the Mangala field was concluded in the fourth quarter of fiscal year 2015 with encouraging results.

4D seismic is an advanced technique in which seismic surveys are repeatedly acquired over time and differenced to identify locations where hydrocarbons have not been drained by existing production wells. These areas become the targets for new infill wells to sustain oil production and to improve oil recovery. We embarked on the implementation of this technology at Ravva block early in fiscal year 2010 and the entire workflow was implemented in fiscal year 2014 in preparation for an infill drilling campaign that was executed in fiscal year 2015. The 4D seismic program added an incremental production of 5,000 barrels of oil per day during fiscal year 2015.

Hydraulic fracturing or fraccing or hydro-frac is the process of providing a conductive path for hydrocarbons to flow from the reservoir to the wellbore, in low permeability reservoirs. The application of this technology is helping us in the development of tight oil formation of Barmar Hills. During fiscal year 2015, Cairn India fracced several wells in the Barmer Hill formation of Mangala and Aishwariya fields. Going forward Cairn India will scale up fraccing operations as we continue Barmer Hill development in a phased manner across currently identified fields like Diatomite Prospect, NL and Vijaya and Vandana in the Rajasthan block.

Principal Facilities

Overview

The following map shows the locations of Cairn India’s blocks in India, Sri Lanka and South Africa.

*	Map not on scale

Rajasthan

Rajasthan Block Production Sharing Contract

Cairn India is working in partnership with its joint operation partner ONGC, in the Rajasthan block. The Rajasthan block production sharing contract (“Rajasthan PSC”) was signed in May 1995 between the GoI and a consortium consisting of ONGC and Shell India Production Development BV.

Cairn India acquired its interest in the Rajasthan PSC in three stages, eventually acquiring a 100.0% beneficial interest in the assets and liabilities as of May 2002 and acquiring legal title to this interest on June 20, 2003. Under the Rajasthan PSC, the GoI has an option to acquire a participating interest of 30.0% in any development area containing a commercial discovery. The GoI exercised their right in all three development areas, specifically, DA 1 in 2005, DA 2 in 2007 and DA 3 in 2009, acting through its nominee ONGC, and acquired a 30.0% participating interest.

Under the Rajasthan PSC, the GoI has the option but not an obligation to purchase the whole or part of crude oil produced from the Rajasthan block. However, the GoI has granted permission to Cairn India to sell the remaining quantities of crude oil, over and above those allocated to government nominees to other domestic private refineries and as of March 31, 2015, Cairn India sells the crude oil to both private refineries and the public sector undertakings refineries. As of March 31, 2015, commercial sales arrangements are in place for over 200,000 bopd with public sector undertakings and private refineries. Any additional sales to the public sector undertakings refineries, special economic zone refineries and overseas are subject to approval from the GoI.

The Rajasthan PSC established a management committee for the Rajasthan block which consists of four members, two of whom are nominated by and represent the GoI and the licensee, namely ONGC, taken together, and two of whom are nominated by and represent Cairn India. The management committee must unanimously approve annual work programs, budgets, proposals for the declaration of a discovery as commercial, field development plans, and the delineation of or additions to a development area, while all other matters only require a majority vote.

The Rajasthan PSC is currently valid until May 2020, but it may be extended subject to mutual agreement among the parties for up to an additional ten years in the case of commercial production of natural gas or up to five years otherwise. There is also a provision to further extend the production sharing contract by agreement of the parties if production of crude oil or of natural gas is expected to continue after the relevant period.

The Rajasthan block benefits from a tax holiday of seven years from fiscal year 2009 (the year of commencement of commercial production from the Rajasthan block) to March 31, 2016. However, during the seven year tax holiday, minimum alternate tax rules will apply resulting in a taxation of book profits computed in accordance with the generally accepted accounting principles as used in India. Any minimum alternate tax paid can be carried forward (at current rates) for a total period of ten years from the year of credit and used to reduce corporate tax to be paid in future years in excess of minimum alternate tax payable in those years.

Under the Rajasthan PSC, until such time as India attains self-sufficiency in its crude oil supply, Cairn India is required to sell to the GoI, or its nominee, all of Cairn India’s entitlement to crude oil and condensate extracted from the Rajasthan block in order to assist in satisfying domestic Indian crude oil demand. The GoI is entitled to appoint a nominee to purchase all of the contractor’s entitlement of the crude oil and condensate produced from the Rajasthan block. However, the GoI has allowed marketing freedom to Cairn India under the production sharing contract to sell remaining quantities, over and above those allocated to the GoI’s nominees, to other domestic private refineries.

Under the Rajasthan PSC, all sales are to be valued at a weighted average F.O.B. selling price per barrel of a basket of international crude oils as agreed by all parties which is quoted in Platts, a provider of energy information. For any delivery period in which sales take place, the price will be set at an average price per barrel determined by calculating the average for such delivery period of the mean of the high and low F.O.B prices of the basket for each day adjusted for differences in quality, delivery time, quantity, payment terms and other contract terms to the extent known. In agreeing to an appropriate basket, the parties shall attempt, so far as is reasonably practicable, to choose a mixture and weighing of crude oils which would produce a quality similar to the quality of crude oil expected to be produced from that development area, and to agree what quality adjustment, if any, to the basket price is appropriate. In determining the quality of crude oil, account is to be taken of all relevant characteristics including gravity, sulphur and metal content, pour point and product yield.

The crude oil produced at the Rajasthan block is benchmarked to Bonny Light, an international low sulphur crude oil published in Platts Crude Oil Marketwire on a daily basis. The pricing formula also adjusts for differences in yield and quality.

In the event that there is a dispute between the parties to the Rajasthan PSC as to the basis of, or mechanism for, the calculation of the crude oil price, then any party may refer the matter to a sole expert who is to be an independent and impartial person of international standing with relevant qualifications and experience. Under the provisions of the Rajasthan PSC, the decision of the sole expert is final and binding on the parties and not subject to arbitration.

Operations

The Rajasthan block achieved net production of 29.84 mmboe in fiscal year 2015 and a cumulative total gross production of 281.2 mmboe until the end of fiscal year 2015. A total of 132 new wells were brought on production during fiscal year 2015. This has led to the block achieving net average production of 81,769 boepd for fiscal year 2015, down 3% year on year on account of planned maintenance activity at Mangala processing terminal and higher than expected water cut at Bhagyam field. The overall uptime of the facilities in the block stood at 98% for the year. As of March 31, 2015, Development Area 3 does not have any oil and gas producing fields.

Development Area 1, primarily comprising the Mangala, Aishwariya, Saraswati and Raageshwari oil and gas fields, produced a net average 68,131 boepd during fiscal year 2015, down 5% year on year with the Mangala field being the largest contributor and Aishwariya field adding to the volume growth. Aishwariya field crossed the gross production of 30,000 boepd mark for the first time and the Mangala field also performed better than expectation during the year. During fiscal year 2015, development Area 2, primarily comprising Bhagyam field, produced a net average of 13,638 boepd, up 7% year on year. The satellite fields of NI and NE were brought onto production for the first time in fiscal year 2015. As of March 31, 2015, Development Area 3 does not have any oil and gas producing fields.

The exit production rate from Barmer Hill and Satellite fields at the end of fiscal year 2015 was 5,000 boepd.

The Rajasthan block received approval from the GoI to begin selling natural gas in March, 2013. The eight inch gas pipeline which runs along the oil pipeline is being used to supply gas to domestic buyers. This is a diligent usage of resources in an environment friendly way. During fiscal year 2015, average Rajasthan gas production from Raageshwari Deep Gas field was 16 mmscfd and sales were 9 mmscfd. Compressors have been installed this year which will allow us to ramp up production further to 25 mmscfd in fiscal year 2016 with the existing infrastructure.

The following table sets out the net average oil and gas daily production from the Rajasthan block for the years ended March 31, 2013, 2014 and 2015:

Average Daily Production	Units	2013	2014	2015	% Change (2015 vs 2014)
Net operated	Boepd	85,439	84,355	81,769	(3%)
Oil	Bopd	85,439	83,800	81,077	(3%)
Gas	Mmscfd	—	3	4	25%
Net Development Area 1	Boepd	73,831	71,570	68,131	(5%)
Net Development Area 2	Boepd	11,609	12,785	13,638	7%
Net Development Area 3	Boepd	—	—	—	—

Mangala

The Mangala field commenced production in September 2009 and continues to be the largest contributor to production from the Rajasthan asset. To increase the ultimate oil recovery and aid to production volumes, we have embarked on an enhanced oil recovery project. The infill drilling program has yielded good results in terms of enhanced barrels being brought online.

During fiscal year 2015, first polymer was injected at the Mangala field subsequent to field development plan approval from the Management committee for the Mangala field polymer flood enhanced oil recovery program. Polymer injection was ramped-up to 25,000 blpd by the end of fiscal year 2015 and the focus will be to ramp it up to full field by the end of fiscal year 2016.

The alkaline surfactant polymer enhanced oil recovery pilot commenced during fiscal year 2015 and has shown positive results with better mobilization of un-swept oil. Preliminary analysis suggested that the alkali surfactant polymer pilot wells produced approximately 10-15% incremental oil of the pilot stock tank of oil in place over polymer flood. The net average oil and gas production from the field was 19.88 mmboe for fiscal year 2015.

Aishwariya

Aishwariya, the third largest discovery in Rajasthan, commenced production in March 2013. It is the fifth oil producing field from the block. During fiscal year 2015, the field has ramped up production as per regulatory approvals and crossed the 30,000 boepd mark during the year. It is now producing at a stable rate.

Raageshwari and Saraswati

The Raageshwari oil field commenced production in March 2012, while the Saraswati field commenced production in May 2011. Availability of the integrated processing and evacuation facility has reduced operating costs and has therefore made these fields economically viable.

Bhagyam

Bhagyam, the second largest field in Rajasthan, forms a part of Development Area 2 and commenced production in January 2012. During the current fiscal year, we faced some challenges at the Bhagyam field and have begun to take steps to improve recovery. The planned concept of Bhagyam polymer enhanced oil recovery has been optimized to improve economics in light of lower oil prices and may allow us to undertake polymer flood recovery in the near term.

Facilities

Mangala Processing Terminal

The Mangala processing terminal is spread over an area of 1.6 sq. kms and is a core asset. The Mangala processing terminal processes crude oil produced from the Rajasthan block. Following processing, the crude oil is transported to refineries through a 24 inch diameter continuously heated and insulated pipeline. The Mangala processing terminal’s integrated production facilities support the field development plan approved production, which is in line with Cairn India’s unified Rajasthan block off-take capability. With increased scale and size of operations, we have embarked on fluid handling capacity and facilities enhancement project.

During fiscal year 2015, we successfully upgraded our fluid (oil, gas, water) handling capacity at the facility to 800,000 barrels per day to meet the anticipated additional requirements. This is associated with the increasing water cuts as the fields mature and more water is injected for pressure support and sweep efficiency. The facility upgrade allows us to improve upon reservoir management for the Rajasthan fields.

As part of the Mangala polymer flood enhanced oil recovery program implementation, we also intend to put in place additional facilities, which will assist in the management of the polymer flood, including storage, handling, preparation, transfer and injection into the well bore. Enhanced oil recovery infrastructure creation at the Mangala processing terminal and well pads continue to be created in a phased manner to support a phased ramp up of polymer injection. Two high performance rigs have been operating in the field, helping to bring new injectors online in support of the injection ramp-up plan.

Raageshwari Gas Processing Facility

We are currently in the process of setting up a gas processing terminal and pipeline in the southern part of the Rajasthan block, which will have the capacity to produce 100 mmscfd of gas from adjoining gas fields, primarily the Raageshwari Deep Gas field. The Management Committee approved the Raageshwari Deep Gas Field Development Plan for 100 mmscfd towards the end of fiscal year 2015 and contracting for the terminal is currently underway. An application has been submitted to Petroleum and Natural Gas Regulatory Board regarding the authorization of a pipeline under their policy for tie-in provisions.

Power facilities

At the Rajasthan block, captive power is generated at the Mangala processing terminal via steam turbine generators and Raageshwari gas terminal via gas turbines. The total power capacity across Mangala processing terminal and Raageshwari gas terminal aggregates to 63.3 MW. The gas used as fuel is the associated gas from our fields at Rajasthan. For power requirements exceeding the power generation capacity, which is based on associated gas availability, we tap into the Rajasthan state grid power.

Mangala Development Pipeline

The Mangala development pipeline is designed to evacuate the crude oil and transport gas from the Rajasthan block. Beginning at the Mangala processing terminal and Raageshwari terminal respectively, the 24 inch crude oil and 8 inch gas pipeline passes through eight districts across two states, Rajasthan and Gujarat. The pipeline ends at Bhogat near Jamnagar on the western coast of India. There are buffer crude storage terminals at Radhanpur and Viramgam for sales to Indian Oil Corporation and off-take lines at Salaya for sales to the Reliance India Limited and Essar Oil refineries in Jamnagar.

Since its commissioning, total cumulative crude oil sales of 271 million barrels have been achieved through the existing pipeline facilities up to March 31, 2015. With the use of drag reducing agents, the proven dispatch capacity of the Mangala development pipeline has been enhanced to around 250,000 bbls per day. Given its length, the Mangala development pipeline incorporates a pipeline intrusion detection system to provide surveillance along its entire length by using fibre optics. Our pipeline operations received the prestigious OISD award for ‘Best Near-Miss reporting’ and accreditation of both OHSAS: 18001 and ISO: 14001 systems.

In fiscal year 2014, gas sales commenced through the 8” gas line. Notable capacity enhancement initiatives were executed in fiscal year 2015. These included the installing of higher capacity gas compressors at Raageshwari and Viramgam terminals to nearly double gas sales capability; as well as modification of impellers of the mainline booster pumps at Viramgam.

The Salaya-Bhogat pipeline and terminal at Bhogat is ready to receive crude. Once fully commissioned, we will be able to utilize sea routes for evacuation of Rajasthan crude oil.

Bhogat Terminal Facilities

The Bhogat terminal in the Jamnagar district, Gujarat, is a 160 hectare site located eight kms from the Arabian Sea coast. The terminal will facilitate the storage and evacuation of crude oil by sea. Some key elements of the Bhogat terminal are two 24 inch sub-sea export pipelines from the Bhogat landfall point to the single point mooring system to enable crude transfer and a single point mooring system and sub-sea pipeline end manifold in deep sea to enable tanker berthing and loading. The terminal is ready to receive crude oil.

Exploration

During fiscal year 2015, the exploration program for Rajasthan has been realigned with a focus upon appraisal over exploration drilling in order to accelerate monetization. In addition, there has been a sharp focus upon prioritization aligned to volumes and commercial returns. As a result, we accelerated appraisal drilling in high volume and high value discoveries, specifically in NL, Vijaya and Vandana, Kaameshwari and Raageshwari Deep Gas.

In fiscal year 2015, we conducted a large exploration and appraisal program comprising drilling of 12 explorations and 22 appraisal wells, aggregating to a total of 34 exploration and appraisal wells. In fiscal year 2015, 6 additional discoveries were announced, taking the total number of discoveries since resumption of exploration in March 2013 to 12.

The 3D seismic data acquisition program for 1,900 sq. kms that is currently underway in Rajasthan will further help in identifying new exploration leads and augmenting the prospective resource base. As of March 31, 2015, we have acquired 886 sq. kms of 3D seismic data, 47% of the planned total.

Ravva

Ravva Block Production Sharing Contract

The production sharing contract for the exploration, development and production of the Ravva block (the “Ravva PSC”) was signed on October 28, 1994 between GoI and a consortium consisting of ONGC, Videocon Petroleum Limited, Ravva Oil and Cairn Energy India Pty Limited (formerly known as Command Petroleum (India) Pty Limited) (“Command Petroleum”) with Command Petroleum being designated as the operator. In 1996, Cairn Energy Plc acquired Command Petroleum, including its interest in the Ravva block, and Cairn India became the operator.

Cairn India holds a 22.5% working interest in the Ravva block with the remaining interests currently held by ONGC (40%), Videocon Petroleum Limited (25%) and Ravva Oil (12.5%) (together the “Ravva Joint Operating Partners”). The production sharing contract is currently valid until October 27, 2019, but may be extended by the GoI for up to an additional ten years in the case of commercial production of non-associated natural gas or up to five years otherwise.

Under the Ravva PSC, Cairn India is entitled to recover 100% of exploration, development and costs of production from crude oil and natural gas sales before any profit is allocated among the parties.

Under the Ravva PSC, until such time as India attains self-sufficiency in its crude oil supply, Cairn India is required to sell in the domestic Indian market all of its entitlement to crude oil extracted from the Ravva field to assist in satisfying domestic Indian crude oil demand. All sales to the GoI nominees are to be valued at a F.O.B. selling price per barrel in US dollars, ascertained on Platts, of one or more crude oils of similar characteristics and quality or through the spot market for such crude oil, whichever price is determined by the parties to reflect more truly the current value of the sale.

The Ravva PSC also provides that royalties and cess are payable on production. The royalty rate on crude oil and casing head condensate is set at Rs. 481 per metric ton ($ 1.08 per barrel), regardless of the value of the crude oil. A levy on the production of crude oil under the provisions of the Oil Industry (Development) Act, 1974 of India (the “OIDA Cess”) is set by the Ravva PSC at Rs. 900 per ton of crude oil production ($ 2.03 per barrel). A further Rs. 27 per metric ton ($ 0.45 per barrel) (representing a 3% increase in the OIDA Cess) was levied against members of the Ravva joint operation as educational cess and senior and higher secondary educational cess until November 2013. From December 2013, the educational cess and senior and higher secondary educational cess levied was discontinued as per the circular from the Ministry of Finance.

The royalty payable on natural gas is 10% of the wellhead value of the natural gas (typically 9% of natural gas revenue). Cess levy under the Oil Industry (Development) Act, is not payable on natural gas production. Royalties and cess levy under the Oil Industry (Development) Act are capped by the Ravva PSC at these levels regardless of the generally prevailing royalty and cess rate. Payment of royalty and cess levy under the Oil Industry (Development) Act payments are recoverable under the Ravva PSC before any profit is allocated among the parties. As ONGC originally discovered the Ravva block, Cairn India and the other members of the Ravva Joint Operating Partner are obliged to make a series of production payments to ONGC based on cumulative crude oil production. The method of calculating the production payments is set out below.

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

From time to time, disputes have arisen between the Ravva Joint Operating Partners over the interpretation of the Ravva PSC which have required arbitration. For example, a dispute arose between the GoI and Ravva Joint Operating Partners on the issue of excess cost recovery made by Ravva joint operation partners against the base development cost as mentioned in the Ravva PSC which has limited the escalation of such costs for cost recovery purposes. The joint operation partners initiated arbitration proceedings and the arbitral tribunal announced its award on January 18, 2011 broadly allowing companies including Cairn India to recover base development cost spent amounting to $ 278 million and disallowed an over-run of $ 22.3 million spent in respect of base development cost and directed 50.0% legal cost on the GoI. The High Court of Kuala Lumpur, on August 30, 2012, dismissed the GoI’s application for setting aside the award with costs.

The GoI further filed an appeal before the Court of Appeal, Kuala Lumpur, which was dismissed on June 27, 2014. The GoI thereafter filed an application for a leave to appeal against the Court of Appeal’s order before the Federal Court, which is currently pending. The GoI has also issued a show cause notice on this matter which Cairn India Limited has replied to and has also filed an application for enforcement of the Award before the Delhi High Court as an additional measure of caution. The next hearing is due on November 23, 2015. An interim relief application has been made to the Federal Court against the Ministry of Petroleum and Natural Gas’s (“MoPNG”) show cause notice and alleged unilateral recoveries directly through Ravva crude oil and gas buyers. Cairn India Limited’s interim application is also pending before the Federal Court.

Operations

Since inception in calendar year 1994, the Ravva block has produced crude oil and gas more than double the initial resource estimates at the time the PSC was awarded, achieving 49% recovery.

During fiscal year 2015, the block produced 3,411 boepd, with a plant uptime of 99.7% and was supported by volumes from 11 new wells, including one successful exploration well (RE-6) and one water injector. Oil production crossed 30,000 bopd from the block after three years. During the second quarter of fiscal year 2015, gas sales were affected due to unplanned maintenance activity within the customer’s pipeline network, resulting in no gas offtake for three and a half months.

The following table sets out the net average oil and gas daily production from the Ravva block for the years ended March 31, 2013, 2014 and 2015:

Average Daily Production	Units	2013	2014	2015	% Change (2015 v. 2014)
Net operated	Boepd	3,051	3,473	3,411	(2%)
Oil	Bopd	2,288	2,704	2,962	10%
Gas	Mmscfd	5	5	3	(42%)

Facilities

Currently, there are eight unmanned offshore platforms and a 225 acre onshore processing facility at Surasaniyanam, Andhra Pradesh, for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates in internationally recognized environmental standard (ISO 14001) and occupational health and safety standard (OHSAS18001). The onshore facility has the capacity to handle 70,000 bopd (95 mmscfd) of natural gas and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil and captive power generation capacity of 10 MW.

Exploration We made a new discovery RE-6 in fiscal year 2015 which was flowing at 1,300 bopd at the end of fiscal year 2015. Another exploration well, the RX-1, targeting potential gas sands within the LO110 formation at the Ravva block, was spudded on November 13, 2013 and reached the target depth on July 10, 2014. No reservoir sands were present in the LO110 interval, however gas sand within the shallower early miocene formation was found to contain gas, however sub-commercial.

Cambay

Cambay Block Production Sharing Contract

Exploration, development and production of the Cambay block is governed by a production sharing contract between the GoI and a consortium consisting of ONGC, Tata Petrodyne Limited (“Tata”) and Cairn India, (the “Cambay Joint Operating Partners”) which was signed on June 30, 1998 (the “Cambay PSC”) and runs until 2023 and can be extended for a period of 10 years in case of commercial production of non-associated natural gas or for a period not exceeding five years. Cairn India’s participating interest in the Cambay Basin joint operation consists of a 40% interest in the Lakshmi, Gauri and CB-X development areas. The remaining interests in these development areas are held by ONGC (50%) and Tata (10%).

Operations

The Cambay block started production in calendar year 2002. During fiscal year 2015, the block produced 2,512 boepd, up 10% from fiscal year 2014. The facilities had an uptime of over 99.96%. Production was higher on account of successful well interventions and well ramp up post surveys undertaken. A planned coil tubing campaign was carried out towards the end of fiscal year 2015 and intelligent pigging operation of the 24’’ subsea pipeline was underway as on March 31, 2015.

The following table sets out the net average oil and gas daily production from the Cambay block for the years ended March 31, 2013, 2014 and 2015:

Average Daily Production	Units	2013	2014	2015	% Change (2015 v. 2014)

Net operated	Boepd	1,881	2,274	2,512	10%

Oil	Bopd	1,337	1,816	2,047	13%

Gas	Mmscfd	3	3	3	—

Facilities

An 82-acre onshore processing facility at Suvali, processes natural gas and crude oil from the Lakshmi and Gauri fields. This facility has a capacity to process 150 mmscfd of natural gas and 10,000 bopd of crude oil and includes a three stage separator oil processing train, three storage tanks of combined capacity of 28,300 bbls as well as two 2.4 MW captive power generation plants. The processing plant and offshore infrastructure are certified to ISO 14001 and OHSAS 18001 standards.

Power Generation facilities

Our current power generation facilities are set up to address the captive power requirements to run our routine business operations. The total installed capacity across upstream and midstream operations is 156 MW. The following table sets forth information relating to our existing power capacity as of March 31, 2015:

Fiscal year commissioned	Capacity (MW)	Location	Fuel used
2010 and 2014	60.0	Rajasthan Mangala processing terminal	Steam turbine

2010	3.3	Rajasthan Raageshwari gas terminal	Gas based

2010	14.4	Gujarat Viramgam terminal	Gas Based

2015	31.3	Gujarat Bhogat Terminal	Gas Based

2010	32.5	Pipeline Above Ground Installations (AGI’s)	Gas Based

2003	4.8	Cambay	Gas based

1999 and 2003	10.0	Ravva	Gas based

Exploration

In addition to the Rajasthan, Ravva and Cambay blocks, exploration activity was carried out in the year across six other blocks where we hold interest. The main basins include the Orange Basin, the Mannar Basin, Mumbai Offshore Basin, the Krishna Godavari Basin, and the Palar Pennar Basin.

KG Onshore

KG-ONN-2003/1, Krishna Godavari Basin (49% participating interest)

The onshore block KG-ONN-2003/1, located in the Krishna Godavari basin in the state of Andhra Pradesh, was awarded in NELP V round to a joint venture between Cairn India and ONGC. Cairn India and ONGC entered into a production sharing contract on September 23, 2005 (the “KG-ONN-2003/1 PSC”). Cairn India has 49% ownership interest in the block. Nagayalanka-1Z was the first discovery in the block. Following this discovery, the joint operation (with ONGC) for the block opted to enter phase-II of the exploration license. The second exploration well, Nagayalanka-SE-1, was drilled which resulted in a light oil discovery in the onshore part of the KG basin.

The Declaration of Commerciality for the two Nagayalanka discoveries (Nagayalanak-1z and Nagayalanka SE-1) was approved at the Management Committee meeting held in July 2014. Operatorship was then transferred to ONGC as per the KG-ONN-2003/1 PSC and a draft field development plan is under review. In November 2014, the Management Committee approved the extension of the appraisal period thus regularizing the extended well testing of Nagayalanka-1zST and drilling of Nagayalanaka-NW-1z. Hydro fracturing of Nagayalanka NW-1z produced water with intermittent gas flow initially, which rapidly subsided following which the well flowed only water. Based on test results no moveable hydrocarbons were established and the well was classified as water wet.

KG Offshore

KG-OSN-2009/3, Krishna Godavari Basin (operator, 100% participating interest)

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

100% of the planned 1,075 sq. km. of 3D seismic data acquisition was completed during fiscal year 2015 and interpretation is ongoing with a focus on building a high quality prospect inventory across multiple play types. Detailed planning for the exploration drilling campaign is underway and drilling is anticipated during the first half of fiscal year 2016.

Palar-Pennar

Palar-Pennar Basin (operator, 35% participating interest)

The block is located in the Palar Pennar basin, south of the Krishna Godavari basin and north of the Cauvery basin off the east coast of India. Water depths in the block range from a few meters (near shore) to 400 meters at the eastern boundary of the block. The block covers an area of approximately 9,417 sq. kms. We have a 35% ownership interest in the block and are the operator, while the consortium members ONGC and Tata, hold interests of 35% and 30%, respectively.

The block was under force majeure since fiscal year 2010 as the location was falling within the prohibited zone notified by government authorities and permission to carry out exploration and petroleum operations in this area was not considered appropriate by the Department of Space, GoI. However, the application for the shift of the restricted boundary has been accepted by government authorities paving the way for further exploration activity. Approval for a special dispensation period in the block for 30 months was granted on December 31, 2014 and is effective from January 1, 2015. The revised date of the expiry of Phase-1 is expected to be June 30, 2017. Plans for the three well drilling programs are ongoing.

Mumbai Offshore

Mumbai Offshore Basin (operator, 100% participating interest)

This block was awarded under the NELP VIII licensing round and is located in the Mumbai Offshore Basin. We are the operator and hold a 100% interest in the block. MB-DWN-2009/1 has water depths of between 1,000 meters to 2,200 meters.

The processing of the acquired 2,128 line km of 2D broadband seismic has been delivered in fiscal year 2015. Regional work is ongoing and options for the acquisition of additional 3D seismic data are pending the outcome of the 2D interpretation.

Sri Lanka

SL 2007-01-001 – Mannar Basin, Sri Lanka (operating through a subsidiary, 100% participating interest)

Cairn Lanka (Private) Limited, a wholly owned subsidiary of Cairn India Limited has established two gas discoveries in the Mannar basin, namely Dorado and Barracuda. Given the current level of gas prices and fiscal terms, the development of hydrocarbons in the said block is not commercially viable.

South Africa

Block 1 - Orange Basin, South Africa (operating through a subsidiary, 60% participating interest)

Cairn India signed a farm-in agreement with PetroSA, the national oil company of South Africa, for the 19,898 sq. kms off-shore block 1 (“Block 1”), located in the Orange Basin in South Africa. A wholly owned subsidiary, Cairn South Africa Pty. Limited, a wholly owned subsidiary of Cairn India Limited holds a 60% participating interest in Block 1 and is the operator.

Following farm-in and assignment of participating interest in the block in early calendar year 2013, we acquired 1,981 sq. km of 3D seismic data in fiscal year 2014. Additionally, acquisition of 3,000 line km of 2D seismic data was concluded in early March, 2014. Both the 3D seismic and 2D seismic surveys were completed without incident and on time.

A robust inventory of exploration prospects has been identified based on fiscal year 2014 3D seismic survey, which covers the outboard portion of Block 1. The outboard region is interpreted as oil-prone, constituting a play fairway that has not been tested by historical exploration drilling. Risks have been evaluated and top-tier prospects are now under final consideration. Discussions are ongoing with joint operation partner on the stability of contractual terms.

Sales and Marketing

Cairn India’s 10 largest customers accounted for approximately 100% of its revenue in fiscal years 2013, 2014 and 2015 respectively. Three of Cairn India’s customers accounted for greater than 90.0% of Cairn India’s business revenue in fiscal years 2013, 2014 and 2015.

In fiscal year 2015, Cairn India sold 100% of the oil and gas it produces in the Indian market.

100% of the oil and gas that Cairn India produced in fiscal year 2015 was sold under annual/monthly contracts specifying quantity and price. For Rajasthan and Cambay blocks, crude oil price is benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. Similarly, for Ravva block, crude oil price is benchmarked to Tapis and Minas, South Asian crude. The crude oil price benchmarks are based on crude oil sales agreement.

Projects and Developments

MBA fields - enhanced oil recovery project including drilling campaign and facilities upgrade

During fiscal year 2015, we have successfully upgraded our fluid (oil, gas, water) handling capacity at the Mangala processing terminal to 800,000 barrels per day to meet the anticipated additional requirements. This is associated with improving the reservoir management as fields mature.

As part of the Mangala polymer flood enhance oil recovery program implementation, polymer injection was ramped-up to approximately 25,000 barrels of liquid per day by the end of fiscal year 2015 and the focus will be to ramp it up to full field by the end of fiscal year 2016. Two high performance rigs are operating in the field which has enabled new injectors to be brought online in support of the injection ramp-up plan.

We have incurred approximately US$ 5.1 billion on development in Rajasthan as of March 31, 2015 and we plan to additionally spend approximately $ 225 million on further development until fiscal year 2016. These projects are financed from internal sources of capital.

Barmer Hill and Satellite field development

The Barmer Hill formation which is spread across the block has the potential to become a new major oil play in India and can be classified into 2 major development opportunities

•	Barmer Hill North consisting of oil prone porcellanite rocks

•	Barmer Hill South consisting of muddy porcellanites

Tight oil reservoir monetization efforts in fiscal year 2015 were focused on Mangala and Aishwariya Barmer Hill in the appraisal phase of the Barmer Hill development. Cairn India has successfully completed the appraisal phase as of March 31, 2015. A total of 8 horizontal, and 4 vertical wells have been drilled with 9 of these wells being currently online and the remaining three wells will be online by first quarter of fiscal year 2016. In this appraisal phase of the project, initial well productivity rates lie within a range of 800-1,000 bopd, which are very encouraging. The wells have been placed under testing to ascertain decline rates. Well construction costs are roughly $ 5-7 million per well presently and savings are expected in the future as development is scaled up.

The key learning has been around productivity and fraccability of various zones of the Barmer Hill reservoir, horizontal versus vertical well development concept and fluid characterizations. Robust technology application was achieved during this phase which included application of Micro seismic hydrofraccing monitoring technology and multistage fraccing of wells.

As part of the ramped up field development, the first phase will be focused on Mangala and Aishwariya fields, the second phase on Diatomite Prospect and NL fields and the third phase on Vijaya and Vandana fields. The focus in Barmer Hill and satellite fields going forward will be on optimizing costs, both capex and opex; and maximizing recovery, both production rates and enhances ultimate recovery per well.

Field development plans for the two fields, NI and NE, in development area 2 have received approval from regulators. NI field has started contributing to production volumes from second quarter of fiscal year 2015. The plan is to keep these fields as a growth option by leveraging the existing infrastructure for better returns. By leveraging the existing infrastructure in the block and using lean, reusable, modular production facilities substantial reduction was achieved in the development cost per barrel enabling development of additional fields economically. Satellite fields will be developed in a phased manner going forward. Development planning for the Guda and Tukaram fields is currently in advanced stages with the field development plans for these likely to be submitted in early fiscal year 2016.

We plan to spend additional approximately $ 50 million on this project until fiscal year 2016. These projects are financed from internal sources of capital.

Gas development

During fiscal year 2015, a total of 4 compressors were installed and commissioned to ramp-up production from Raageshwari Deep Gas with the existing infrastructure.

We are upgrading the existing Raageshwari gas terminal to higher capacity with a first train of 100 mmscfd. We are also looking at options to construct a new gas pipeline to monetize the additional gas potential in the block for which the application has been submitted to Petroleum and Natural Gas Regulatory Board. Infrastructure is also being created to capture significant natural gas liquids potential in the block. The terminal engineering procurement construction is presently in the tendering process and the gas project is expected to be completed by the end of fiscal year 2017 subject to regulatory approvals.

We plan to additionally spend approximately $ 150 million on this project until fiscal year 2016. This project is financed from internal sources.

Reserves and Other Oil and Gas Information

The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with the Securities and Exchange Commission Rule 4-10 of Regulation S-X. Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be economically producible in future years from known reservoirs, under existing economic and operating conditions including a 12-month average price prior to the end of the reporting period, unless prices are defined by contract, and cost at the date of estimation.

DeGolyer and MacNaughton performed an independent evaluation of our 100% estimated reserves base as of March 31, 2015, March 31, 2014, March 31, 2013 and March 31, 2012. See the reserves appraisal report by DeGolyer and MacNaughton, dated April 24, 2015, included as exhibit to this Annual Report.

All the proved reserves presented herein are based on production sharing contracts with the GoI. As such, all net reserves are based on an entitlement calculation which converts Cairn India’s share of cost recovery and profit petroleum under each contract to a volume equivalent of net reserves in accordance with SEC guidance on calculating net reserves subject to these agreements. For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production” on page F-108.

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

In the fields in which estimates of proved reserves have been prepared, reserves have only been estimated from those quantities of oil or gas in place that are above a penetrated hydrocarbon contact or above a lowest known hydrocarbon elevation. In the estimation of reserves associated with improved recovery operations, reserves are based on existing field performance parameters or from the performance of an analogous reservoir located in an adjacent field producing from the same geologic formation, in the same environment of deposition, with a similar geologic structure, containing the same drive mechanism, and containing in aggregate reservoir properties no more favorable than the reservoir of interest. In the estimation of reserves associated with enhanced oil recovery, estimates of reserves have been prepared on the basis of the performance of a pilot project that has exhibited a positive production response located within the field and reservoir in which the reserves have been attributed.

The table below sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of March 31, 2015, based on average fiscal year 2015 prices:

	Reserves
Reserve category	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
Proved developed
India	73.94	3.55	74.53
Sri Lanka	—	—	—
South Africa	—	—	—

Proved undeveloped
India	16.15	1.34	16.38
Sri Lanka	—	—	—
South Africa	—	—	—

Total proved reserves	90.09	4.89	90.91

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The table below summarizes information about the changes in total proved reserves for 2015, 2014 and 2013

Total Proved Developed and Undeveloped Reserves

	Oil (mmbbls)	Natural gas (bcf)	Total oil and gas products (mmboe)

Reserves quantity information for the year ended March 31, 2013
March 31, 2012	120.60	9.47	122.18
Revisions of previous estimates	8.59	0.06	8.60
Improved recovery	8.27	—	8.27
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	—	—
Production	(32.52)	(2.86)	(33.00)

March 31, 2013	104.94	6.67	106.05
Reserves quantity information for the year ended March 31, 2014
March 31, 2013	104.94	6.67	106.05
Revisions of previous estimates	17.20	2.96	17.70
Improved recovery	21.63	—	21.63
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	1.21	0.20
Production	(32.24)	(3.89)	(32.89)

March 31, 2014	111.53	6.95	112.69
Reserves quantity information for the year ended March 31, 2015
March 31, 2014	111.53	6.95	112.69
Revisions of previous estimates	7.70	1.29	7.92
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	2.28	0.16	2.31
Production	(31.42)	(3.51)	(32.01)

March 31, 2015	90.09	4.89	90.91

Proved Undeveloped Reserves

Since March 31, 2012, Cairn India has progressed 53.2 mmboe from proved undeveloped to proved developed reserves. The major fields within the Rajasthan block represent a large proportion of Cairn India’s total reserves, and the activities associated with the development of reserves in this production sharing contract dominate the progression of reserves movements for the company. Reserves associated with projects or development wells were not categorized as proved until management committee approval was granted. The Mangala, Bhagyam, and Aishwariya fields are the major producing fields in the Rajasthan block.

During the period between March 31, 2012 and March 31, 2015, Cairn India was developing the Bhagyam and Aishwariya field and continuing to develop the Mangala field. All three fields are under water flooding operations and polymer-augmented water flooding began in November 2014 in the Mangala field. First production in the Bhagyam field occurred in January 2012, while first production in the Aishwariya field started in March 2013. In addition, development wells were drilled and brought in production on the Barmer Hill Formation of the Aishwariya and Mangala fields, and in the NE and NI field discoveries. During fiscal year 2015, 53 wells have been drilled in the Mangala field, 31 wells have been drilled in the Bhagyam field, and 11 wells have been drilled in Aishwariya field. A total of 15 wells were drilled and completed in the Aishwariya and Mangala Barmer Hill Formation in fiscal year 2015. A total of 6 wells were completed in the NE and NI fields after March 31, 2014. A development program in the Ravva block of the PKGM-1 license was undertaken in fiscal year 2015 during which a total of 9 sidetrack or infill wells were drilled and completed.

During fiscal year 2013, Cairn India progressed 14.1 mmboe from proved undeveloped to proved developed reserves which represented 72 percent of the proved undeveloped reserves as of March 31, 2012. Development capital expenditures in support of the development of those reserves during fiscal year 2013 were $ 194 million.

During fiscal year 2014, Cairn India progressed 20.6 mmboe from proved undeveloped to proved developed reserves. This represented 114 percent of the proved undeveloped reserves as of March 31, 2013. The development capital expenditures associated with development of the reserves in fiscal year 2014 totaled $ 320 million. The primary reason that the reserves developed during fiscal year 2014 exceeded those booked as undeveloped reserves at March 31, 2013, was the approval of a 54 well development program in the Bhagyam field after March 31, 2013, and the subsequent drilling and completion of 23 of the 54 wells during fiscal year 2014. During fiscal year 2015, Cairn India progressed 18.5 mmboe from proved undeveloped to proved developed reserves which represented 51 percent of the proved undeveloped reserves as of March 31, 2014. The development capital expenditure associated with development of the reserves in fiscal year 2015 is $ 717 million.

In the period evaluated herein, proved undeveloped reserves were added in consideration of approval from the Management Committee to drill an additional 14 wells in Mangala (fiscal year 2013) of which 14 have been drilled, drill an additional 18 wells in Bhagyam (fiscal year 2013) all of which have been drilled, drill 48 infill wells in preparation for enhanced oil recovery operations of the FM1 sands in the Mangala field (fiscal year 2014) of which all wells have been drilled, drill an additional 93 wells in preparation for enhanced oil recovery operations for the remaining sand members in the Mangala field (fiscal year 2014) of which 49 wells have been drilled, and drill an additional 54 infill wells in the Bhagyam field (fiscal year 2014) of which all wells have been drilled. Of the additional 227 wells that have been approved, 183 wells have been drilled as of March 31, 2015. The principal remaining undeveloped reserves for the Rajasthan block are associated with the drilling of 49 additional development wells and the completion of the installation of the facilities in the Mangala field associated with the full field polymer-augmented water flood.

The capital expenditures associated with the development of reserves are related to the drilling and completion of the wells in the Aishwariya, Bhagyam, and Mangala fields, artificial lift and in-field flow lines and processing equipment, and the construction and installation of the produced fluid handling facilities for all three fields including both production and injection equipment.

Additional development activities outside of the Rajasthan production sharing contract included the drilling of two development wells and a major work-over of a single well in the Lakshmi field located in the CB-OS/2 production sharing contract in fiscal year 2013. In fiscal year 2014 and 2015, no development well activity was carried out in the Ravva CB-OS/2 production sharing contract. The undeveloped reserves in fiscal year 2013 and the drilling of 9 development wells in the CB-OS/2 are associated with a penetrated reservoir which would require development with a coiled-tubing unit. In the Ravva production sharing contract, a single development well was drilled in fiscal year 2014 and nine development wells were drilled in fiscal year 2015. No development activity is in progress or planned, and no undeveloped reserves has been associated with the Ravva production sharing contract.

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

During each fiscal year, our technical team meets with DeGolyer and MacNaughton (D&M) who are provided with full access to complete and accurate information pertaining to the properties to be evaluated and all applicable personnel. In addition, other pertinent data is provided such as seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures and relevant economic information.

Independent reserves estimation

Reserves estimates presented herein for our Indian assets are based on the D&M Reserves Reports, completed on April 24, 2015, a copy of which has been filed as an exhibit to this Annual Report.

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

Oil and gas production, production prices and production costs

The following tables set forth our production of crude oil and natural gas on entitlement interest basis, by geographic area for the years ended March 31, 2015, 2014 and 2013:

Hydrocarbon production by geographic area

	For the year ended March 31,
	2013			2014			2015
	Crude Oil (mmbbls)	Natural Gas (mmscfd)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (mmscfd)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (mmscfd)	Total (mmboe)

India	32.51	2.86	33.00	32.24	3.89	32.89	31.42	3.51	32.01

Mangala(2)	26.85	—	26.85	23.89	—	23.89	19.89	—	19.89

Others	5.67	2.86	6.15	8.35	3.89	9.00	11.53	3.51	12.12
Sri Lanka(3)	—	—	—	—	—	—	—	—	—

South Africa(3)	—	—	—	—	—	—	—	—	—

Total	32.51	2.86	33.00	32.24	3.89	32.89	31.42	3.51	32.01

Notes:

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(2)	Mangala field is separately included as it contains more than 15% of our total proved reserves.
(3)	Our Sri Lanka and South Africa operations are still in exploration stage.

The following table sets forth our average sales prices by geographic area and by-product type for the last three years:

India (US $)
During the year ended March 31, 2013
Average sale prices
Oil, (per barrel)	99.0
Natural gas, (per mscf)	4.6

During the year ended March 31, 2014
Average sale prices
Oil, (barrel)	95.8
Natural gas, (mscf)	5.7

During the year ended March 31, 2015
Average sale prices
Oil, (barrel)	76.8
Natural gas, (mscf)	6.4

The following table sets forth our average production costs by geographic area for the last three years:

		For the Year Ended March 31,
	Unit of Measurement	2013	2014	2015
India
Oil and gas	($ per boe)	22.2	20.9	22.9

The cost of production for oil and gas business consists of:

•	expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent

•	See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations - Royalty and cess payments” for further details.

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

Net Productive and Dry Exploratory and Development Wells

	2013	2014	2015
Net productive exploratory wells drilled
India	1.0	12.5	28.2
Sri Lanka	—	—	—
South Africa	—	—	—

Total productive exploratory wells drilled	1.0	12.5	28.2

Net dry exploratory wells drilled:
India	—	3.0	6.7
Sri Lanka	—	—	—
South Africa	—	—	—

Total dry exploratory wells drilled	—	3.0	6.7
Total number of net wells drilled	1.0	15.5	34.9

Net productive development wells drilled:
India	14.8	82.1	56.9
Sri Lanka	—	—	—
South Africa	—	—	—

Total productive development wells drilled	14.8	82.1	56.9

Net dry development wells drilled:
India	—	—	0.7
Sri Lanka	—	—	—
South Africa	—	—	—
Total dry development wells drilled	—	—	0.7

Total number of net wells drilled	14.8	82.1	57.6

Present activities

The following table summarizes the number of wells in the process of being drilled as of March 31, 2015.

Number of Wells Being Drilled as of March 31, 2015

	Gross	Net
Wells drilling
India	2.0	1.4
Sri Lanka	—	—
South Africa	—	—

Total wells drilling	2.0	1.4

As of March 31, 2015, we were engaged in drilling two development wells on the Mangala field, M-270 and M-271. Field wide polymer injection started on the Mangala field in November 2014, with 10 wells subject to injection as of March 31, 2015, further well conversions to polymer injection are under way. An extensive seismic acquisition program is under way in Rajasthan block, with approximately 215,000 acres completed out of a planned total of 665,000 acres.

Oil and gas properties, wells, operations and acreage

Our blocks containing proved reserves have leases which currently expire in May 14, 2020 for Rajasthan block, October 27, 2019 for Ravva block and June 29, 2023 for Cambay block.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Cairn India had interests as of March 31, 2015.

Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage

	As of March 31, 2015
	Oil		Natural gas
	Gross	Net	Gross	Net
Gross and net productive wells(1)
India	421.00	287.68	26.00	16.30
Sri Lanka	—	—	—	—
South Africa	—	—	—	—

Total gross and net productive wells	421.00	287.68	26.00	16.30

	As of March 31, 2015
	Gross (acres)	Net (acres)
Gross and net developed acreage(2)
India	33,051	15,152
Sri Lanka	—	—
South Africa	—	—

Total gross and net developed acreage	33,051	15,152

	As of March 31, 2015
	Gross (acres)	Net (acres)
Gross and net undeveloped acreage(3)
India	4,496,227	2,637,352
Sri Lanka	719,571	719,571
South Africa	4,916,826	2,950,096

Total gross and net undeveloped acreage	10,132,624	6,307,019

Notes:

(1)	A gross well or acre is a well or acre in which a working interest is owned, while a net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

(2)	Developed acreage is acreage assignable to productive wells; productive wells include producing wells and wells mechanically capable of producing.

(3)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Users of this information should not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease.

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

For fiscal year 2016, GoI has nominated approximately 38 kbopd (participating interest) of crude oil from various producing fields. We have reasonable endeavor crude oil sales agreements and there is no minimum committed quantity thus, resulting in no financial implication.

Natural Gas

Delivery commitment for natural gas is on an annual basis for Ravva block and on a monthly basis for the Cambay block. For Rajasthan block, GoI has allocated 10.4 mmscf per day (participating interest) of gas to consumers. The delivery commitments are based on estimated gas production from our fields.

For Cambay block, as on June 30, 2015, our share of gas sales commitment (participating interest) is approximately 2.42 mmscf per day for the month of July, 2015. For Ravva block, there is no annual commitment for gas sales for the fiscal year 2016.

We believe our domestic proved reserves will be sufficient to deliver the above mentioned contracted volumes. In case the actual delivered gas quantity does not meet allocated/committed gas quantity, then the financial implications are a discount of up to a maximum of 20% on the gas price offered to buyers based on the provisions of the respective gas sales agreement.

Distribution, logistics and transport

Rajasthan

The Mangala processing terminal has been designed as a centralized hub facility to handle crude oil production from the fields in the Rajasthan block that have been discovered by us. Once crude oil reaches the Mangala processing terminal, generally via the pipeline, it is processed and transported to public-sector customers or private refineries that have purchased it. See “— Facilities – Mangala Processing Terminal” for more details.

Cambay

The 82-acre onshore processing facility at Suvali, processes natural gas and crude oil from the Lakshmi and Gauri fields. It has a capacity to process 150 mmscfd of natural gas and 10 kbopd of crude oil and includes a three stage separator oil processing train, three storage tanks of combined capacity of 28,300 bbls as well as two 2.4 MW captive power generation plants. The processing plant and offshore infrastructure are certified to ISO 14001 and OHSAS 18001 standards.

The crude oil produced from Suvali Onshore Terminal is transported via truck tankers approximately 15 km to Adani Hazira Port Private Limited. Thereafter, the crude cargo is sold to coastal refineries via sea tankers.

The processed natural gas is sold through the Gujarat State Petronet Limited pipeline facility to CLP India Private Limited and Gujarat Gas Corporation Limited.

Ravva

Currently, there are eight unmanned offshore platforms and a 225 acre onshore processing facility at Surasaniyanam for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates as per the internationally recognized environmental standard (ISO 14001) and the occupational health and safety standard (OHSAS18001). Onshore facility has the capacity to handle 70kbopd, 95 mmscfd of natural gas and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil.

The crude produced from the wells in the Ravva block is sent to the onshore processing terminal via subsea pipelines. The oil is processed and stored in the storage tanks at the terminal. Thereafter, the crude oil is transported to local refineries (nominated by GoI) via 20 inch export line (approximately 16 km long) from the terminal to a ship tanker, which is moored to the single point mooring buoy located in the field. The single point mooring buoy and associated equipment are together termed as tanker mooring and loading facility.

Natural gas from the wells after treatment is transported to buyer’s (GAIL) pipeline.

Market share and competition

The oil and gas exploration, development and production industry in India is highly competitive. In seeking to obtain desirable exploration and development prospects, we face significant competition from Indian companies, including ONGC and Reliance Industries Limited, and major integrated and large independent multinational companies. ONGC, which is controlled by the GoI and has been awarded the majority of the exploration blocks offered by the GoI in the nine NELP licensing rounds completed as of March 31, 2015, has been told by the GoI to focus on its exploration and production activities against which we compete. Many of these competitors have access to financial or other resources substantially in excess of those available to us and accordingly may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of our competitors may be better able to withstand the effect of changes in industry conditions such as worldwide crude oil and natural gas prices and levels of supply and the application of government regulations, which affect our business and which are beyond our control.

We are a significant contributor to India’s domestic crude oil production, approximately 27% as derived from the Ministry of Petroleum and Natural Gas statistics of March 2015.

Seasonality

Our business is not subject to seasonality as demand for oil and gas is consistent throughout the year.

Iron Ore Business

Overview

Our iron ore business is carried out in the states of Goa and Karnataka. We are India’s largest exporter of iron ore in the private sector by volume since 2003, prior to the temporary suspension of mining activities relating to iron ore in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. Our iron ore business includes exploration, mining and processing of iron ore. In fiscal year 2015, we produced approximately 0.6 million tons of iron ore fines and lumps. The sales for fiscal year 2015 were at 1.2 million tons as compared to negligible sales at 0.03 million tons in fiscal year 2014.

We currently operate a metallurgical coke plant with an installed capacity of 560,000 tpa and a pig iron plant with an installed capacity of 625,000 tpa. We manufacture pig iron through the blast furnace route. We have a patent for the technology for the manufacture of energy recovery based metallurgical coke.

Ore from our mine at Karnataka was exported mainly through the ports at Goa and Mangalore. However, since the ban on exports imposed by the Government of Karnataka in July 2010, we sell the iron ore produced at our Karnataka mine only to domestic Indian customers. On August 26, 2011, the Supreme Court of India passed an order temporarily suspending the mining activities relating to iron ore in the Chitradurga and Tumkur districts of Karnataka due to alleged environmental violations by miners. In view of this order, our activities at this mine were stopped with immediate effect. On April 18, 2013, this suspension was lifted by the Supreme Court of India and operations were resumed on December 29, 2013 after obtaining the necessary statutory clearances. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. Karnataka operations were suspended for the period from August 1, 2014 to February 27, 2015. From February 28, 2015, the operations in Karnataka were resumed after all statutory clearances are in place.

In September 2012 and October 2012, each of the state government of Goa and the Supreme Court of India ordered the suspension of all mining operations and transportation of iron ore of the mines in the State of Goa due to alleged environmental violations by miners. In view of the foregoing, operations at our mines in Goa were suspended. On April 21, 2014, the Supreme Court of India lifted the mining suspension with certain conditions. The Supreme Court also imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa to 20 million tons subject to determination of final capacity by an expert committee appointed by the Court. Further, in its order, the Court held that all mining leases in the State of Goa including ours expired in 2007. Consequently, no mining operations can be carried out until the renewal or execution of mining lease deeds by the state government of Goa. Post such order of Supreme Court, in August 2014 the High Court of Bombay at Goa pronounced an Order to renew mining leases in Goa. The MOEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court. Registration of mining leases in Goa has been completed and the Goa State Pollution Control Board in their meeting on July 10, 2015 has considered renewal of consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act. Further, we have filed application for approval of mining plan for 15 mine leases, of which we have received approval for six mines. On August 10, 2015, operations at the Codli mine commenced and operations at the remaining mines are likely to restart from the second half of fiscal year 2016 after receiving the consent to operate and the approval of mining plans.

On August 22, 2011, we acquired a 51.0% ownership interest in WCL, a Liberian iron ore exploration company which was a wholly-owned subsidiary of Elenilto Minerals & Mining LLC, for a cash consideration of $ 90.0 million. WCL is developing a network of iron ore deposits in west Africa which has a long life potential. On December 20, 2012, we acquired the remaining 49.0% of the outstanding common shares of WCL from Elenilto Minerals & Mining LLC for a cash consideration of $ 33.5 million.

On March 1, 2012, Sesa Goa acquired 100% of the total outstanding share capital of Goa Energy Private Limited which is engaged in the business of power generation from Videocon Industries at a consideration of $ 9.5 million. The company was renamed Goa Energy Limited (“GEL”) since September 2012. GEL subsequently merged with Vedanta Limited, on March 24, 2015 with the merger being effective from April, 2014. This merger will help in creating synergies in the operations of power segment. GEL owns a 30 MW waste heat recovery power plant in Goa which generates power from the waste gases of our metallurgical coke plant and blast furnace.

A number of initiatives were earlier undertaken to expand our mining and logistical capacity at our mines at Goa and Karnataka to 36 mmt, but these initiatives have been scaled back and are currently on hold due to regulatory issues and capping of production limits across the state. We have also made substantial progress on our logistics capacity, with a new railway siding already commissioned in Karnataka and progress made on widening of the existing roads and building dedicated road corridors in both Karnataka and Goa. We have also added capacity in river and port logistics, and now have a fleet of 33 barges and 2 transhippers and 1 floating crane station as on date. Considering the current market scenario, during fiscal year 2015 we sold 4 barges and 1 transhipper in which we held a 50% stake. We are exploring the possibility to build conveyor from our mining site to the nearest Badru Bomahalli (BBH) railway siding (4.5 kms distance) to decongest road transportation.

Strategy

We intend to leverage our position in the iron ore sector on the basis of the following strengths:

•	As of March 31, 2015, we own or have the rights to ore reserves consisting of approximately 323.1 million tons of iron ore at an average grade of 44.9%.

•	The opportunity to expand through consolidation of the fragmented Indian iron ore industry.

•	Experienced personnel with technical skills in Indian mining development in India.

•	Strong growth potential with additional prospecting and mining licenses and de-bottlenecking operations.

•	Robust balance sheet.

•	Vertically integrated pig iron and metallurgical coke operations with patented in-house technology.

Principal products

Iron ore

Our iron ore reserves consist of both lump and fine ore. As of March 31, 2015, the percentage of lump ore in the reserves was approximately 12.0% and 18.0% in Goa and Karnataka, respectively. While the ore in Goa contains an average iron content deposit of 50.0% to 55.0%, the mines in Karnataka are of higher grade deposits, ranging between 56.0% to 60.0% iron. We sell lump ore from our mines in Karnataka primarily to domestic pig iron or steel producers. The majority of other iron ore produced by our mines is sold internationally, primarily to purchasers in China.

Pig iron

We produce basic, foundry and nodular grade pig iron in various grades for steel mills and foundries.

Metallurgical coke

We also produce metallurgical coke, which is primarily consumed in India.

Principal facilities

Overview

The following map shows details of the locations of our iron ore business in India and around the world:

Mines

Goa mines

Our iron ore operations in Goa consist of four major iron ore mines, namely Codli, Sonshi, Bicholim and Surla. In addition, we derive ore production from several satellite mines in North Goa. Our Goa leases were originally granted as mining concessions by the government during the Portuguese regime from 1955 onwards, and in 1987 these concessions were converted to mining leases. Before suspension of operations in September 2012, we operated a total of twenty one mining leases in Goa representing an area of approximately 1,695 hectares (includes one third-party lease on contract, representing an area of approximately 62 hectares).

We carry out exploration in grid patterns of 100 meters by 100 meters at the initial stage of exploration, followed by grid patterns of 50 meters by 50 meters. Core samples are analyzed and used to interpret the ore body for the preparation of geological cross sections and the classification of the ore as either crude ore or sub-grade ore. Drill core sampling is undertaken on entire holes and the drill core material is sampled at the sample preparation facilities.

The gross value of fixed assets for our Goa operations, including capital works-in-progress, was Rs. 107,778 million ($ 1,729.7 million) as of March 31, 2015.

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

The Codli mines are multi-pit, multi-lease fully mechanized mining units. The open-pits have a bench height of 7 meters, haulage roads of 25 meters width and an overall pit slope of 26 degrees. The Codli mines have 14 basins, of which 5 pits have been exhausted. The lateritic overburden is removed either by ripping or dozing, and loaded by excavators and/or wheel loaders into heavy earth moving machinery such as rigid dumpers and articulated dumpers. Hauling within the mine is also done by rigid and articulated dumpers. An ore stockpile is maintained at all times to continuously feed the processing plants.

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

As of March 31, 2015 we have undertaken an exploration and evaluation program at the Codli mines which involved drilling a total of 56,531 meters in depth in 944 holes. The Codli mine deposits are extensively sampled in vertical drill hole grids between 8 meters and 127 meters in length. However, no exploration activity was carried out in the mine during the last year due to temporary suspension of mining activities relating to iron ore imposed by the state government.

Power at the Codli mines is supplied through a government grid supply network with a maximum contracted demand of 5,000 kVA. There are also generator sets with an aggregate of 5,190 kVA available to supply power. The site’s full water requirements are met from the rainwater accumulated in exhausted pits. In fiscal year 2015, there was no ore production from the Codli mine due to the temporary suspension of mining activities relating to iron ore imposed by the state government.

The economic cut-off grade at the Codli mines is determined by the requirement to meet various sales contracts. We operate on a 50.0% iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 45.0% iron. Ore containing 45.0 to 50.0% iron is preserved for future use and ore containing 50.0 to 54.0% iron is beneficiated in order to make it saleable.

The reserves at the Codli mines in the proved reserve category are defined by drill holes spaced at 50 meter intervals, the probable reserves are generally defined by drill holes spaced at a further 50 meter interval from the proved reserves. Possible reserves are generally defined by drill holes spaced at a further 50 meter to 75 meter interval from the probable reserves. As the area is drilled at approximately 50 meter by 50 meter grids, the physical continuity of the ore is well demonstrated.

We operate the Gauthona Dusrifal mine, the lease of which is held by M/s Timblo Private Limited, as an ore raising contractor since 1989. This mining concession was granted in 1958 to M/s Timblo Private Limited, which owned and operated the mine until 1988. Since 1983, we had a common boundary working agreement with M/s Timblo Private Limited and, in 1989, we acquired control of 40.8 hectares of the leasehold area. This mine is contiguous to the Codli mines. The mining method at the Gauthona Dusrifal mine is the same as that of the Codli mines described above. During fiscal year 2015, there was no ore production from the Gauthona Dusrifal mine due to the temporary suspension of mining activities relating to iron ore imposed by the state government.

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

The leasehold area of the Sonshi mine is 62 hectares. The leaseholder has submitted timely renewal applications to the state government and no rejections have been notified. The Sonshi mine was operating under deemed consent until the temporary suspension of mining activities relating to iron ore by the state government of Goa. Due to the narrow width of the leasehold area, we have entered into common boundary working agreements with adjoining lessees to facilitate mining operations. The original mining concession was granted in 1953 to Cosme Costa & Sons. We have not acquired the lease, but have been operating the Sonshi mine as an ore raising contractor since 1958. Production at the mine commenced in 1958. The agreements entered into by us with Cosme Costa & Sons for the raising and sale of iron ore expired in March 2014 and negotiations are underway to renew it. The Sonshi mine has been granted environmental clearance for a production level of 3.0 mmtpa.

The area surrounding the Sonshi mine is covered with laterite capping underlain by lumpy ore zone. The ore deposit at the Sonshi mine forms the northern limb of the northwest-southeast trending syncline. The formations dip 50 degrees to 60 degrees northeast. The principal deposit of the Sonshi mine comprises three distinct ore bodies that are folded into a syncline. The youngest ore body has a width of 50 meters, while the other ore bodies dip steeply to the northeast and have widths of approximately 20 meters to 25 meters. The intervening parting between the ore bodies comprised 50 meters of manganiferous clay and a 30 meter wide limonitic zone separating one ore body from the footwall phyllite. The depth extent of these bands has been outlined with deep drilling. Hematite is the major economic mineral in each of the bands.

The open-pit mining operations at the Sonshi mine are fully mechanized. The hard laterite capping is loosened either by drilling, blasting or ripping/dozing. The soft sub-lateritic zone is excavated and transported to respective laterite, clay and ore stacks. The material is then reloaded into smaller 10-ton trucks and transported to the plants for processing and beneficiation, which involves crushing, scrubbing, log washing, classifying, double stage cycloning and thickening. The waste is transported to a dump stockpile six to seven km away. Processing operations for the Sonshi mine are similar to those of the Codli mines described above. The processed ore is transported to the Amona jetty, loaded in barges and sent to Mormugao port approximately 35 nautical miles away.

There is no processing plant on-site. The extracted ore is transported by a fleet of contractors with 10-ton trucks to the processing plants at Amona (approximately nine km away) and at Cudnem (approximately six km away). The combined throughput capacity of the processing plants is 7.9 mmtpa. The plants undergo regular maintenance and annual repairs are carried out during the monsoon season.

No exploration activity was carried out in the mine during fiscal year 2015 due to temporary suspension of mining activities relating to iron ore imposed by the state government. The Sonshi mine has been sampled in vertical and inclined drill holes with a total of 25,914 meters being drilled in 450 holes as of March 31, 2015.

Power at the mine is supplied through a government grid supply network and the maximum contracted demand is 1,000 KVA. A 625 KVA diesel generator is also available to supply power. In fiscal year 2015, there was no production from the Sonshi mine due to temporary suspension of mining activities relating to iron ore in the state of Goa.

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

We acquired an adjoining mining lease for the Mareta Sodo mine in 2004 from Pandurang Timblo Industries. This mining concession was granted in 1955 and was operated intermittently until the mine was transferred to us in November 2004. This mine has been granted environmental clearance by the MoEF for production of 0.5 mmtpa. As of March 31, 2015, 6,073 meters have been drilled in 54 boreholes on the leased area. The mining method of the Mareta Sodo mine is the same as that of the Sonshi mine described above.

(iii) Sesa Resources Limited, Bicholim and Surla:

Sesa Resources Limited and its subsidiary Sesa Mining Corporation Private Limited extract iron ore from 11 mining leases spread across a total of approximately 980 hectares in Goa. Sesa Resources Limited’s operations consist of two major iron ore mining areas, one in Bicholim and the other in Surla, both located in North Goa and which together account for approximately 90.0% of Sesa Resources Limited’s total estimated iron ore reserves as of March 31, 2015.

The Bicholim mine consists of 5 contiguous mining leases covering an area of 479.3 hectares in the north of Goa. The Surla mine consists of 3 contiguous mining leases covering an area of 253.4 hectares in the recognized iron ore belt of Pale-Velguem-Bicholim-Shirgao in the north of Goa. Mining operations started at the Bicholim mine and the Surla mine in 1958. Processed ore from the Bicholim and Surla mines is transported by Sesa Resources Limited to loading jetties at Sarmanas and Surla/Sinori in north of Goa, and then loaded into barges and sent to Mormugao port in Goa, India, where it is then shipped to customers. Sesa Resources Limited’s mining assets include processing plants, barges, jetties, transhippers and loading capacities at the Mormugao port. In fiscal year 2015, there was no production due to the temporary suspension of mining activities relating to iron ore imposed by the state government.

(iv) Shipbuilding Division:

We also have a ship building division which commenced operations in 1984 for the construction and repair of inland mini bulk carriers owned by us as its primary activity as well as supporting our core activities including the export of iron ore and the import of coke and coal.

The facilities of the ship building division comprises a slipway, several sheds, cranes, a quayside with water depth of 3 meters, gas manifold system and docking equipment. The ship building division has designed and built various types of vessels such as barges, pusher tugboats, oil recovery vessels and landing crafts. The ship building division was the first to design and build hatch covers for barges in Goa for shipment of fines during the monsoon season. As of March 31, 2015, the ship building division was certified ISO 9001-2000 Quality Management System in 2000, ISO 14001-2004 Environment Management System in 2004 and OHSAS 18001-2007 for Occupational Health Management System.

(v) Other leases/mines

In addition to the Codli mines and right to the third-party mining lease at the Sonshi mine, we have 11 additional mining leases, of which 5 are non-operative leases. The operative mines are the Sanquelim mines with three contiguous leases with an environmental clearance of 0.2 mmtpa, the Orasso Dongor mine of 0.2 mmtpa, the Botvadeacho Dongor mine of 0.5 mmtpa and the Mareta sodo mine of 1 mtpa. The non-operative leases are under exploration.

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

Karnataka

Our main operations in Karnataka are at the A. Narrain mine which is located approximately 200 km northwest of Bangalore. The open-pit mine is operated by us and is well connected by rail, with the nearest stations, Sasalu and Amruthapura, and M/s Mineral Enterprises server by Chikkajajur (MMEC) railway siding located 16 km, 17 km and 4 km respectively, from the A. Narrain mine. The nearest port at Mangalore is approximately 430 km from the mine and the nearest airport is located at Bangalore, approximately 230 km from the mine.

The leasehold area of the mine is 160.6 hectares, which is classified into two blocks, namely the south block, which is 123.5 hectares, and the north block, which is 37.1 hectares. These two blocks are joined by a narrow stretch of land 40 meters in width and 660 meters in length along the eastern side of the leasehold area. We have operated the mine since 1994. The MoEF granted requisite permission for enhanced productions to us to 6.0 mmtpa in 2009.

We have applied to the Central Empowered Committee through Monitoring Committee for enhancement of its environmental clearance limit.

The geological formation of this region belongs to the Archean-Proterozoic age. The geology of the A. Narrain mine consists of Archean formations locally termed “Dharwars” which contain rich and large iron ore deposits. The leasehold area forms part of the Chitradurga-Tumkur schist belt and part of a regional isoclinal fold. The strike direction of the ore body dips westerly at an angle of about 60 degrees to 70 degrees. Hematite is the principal ore mineral and limonite, goethite and magnetite constitute the associated minor minerals of the mine. The mineralized horizon extends over a length of about two km. The footwall comprised decomposed quartzite and phyllite, and the stratigraphy is cross cut by late dolerite dykes and sills which are manifested by pink clayey zones in the mine area.

Currently, the north and the south block of the A. Narrain mine have mechanized mining operations. The open-pit mines have a bench height of seven meters, haulage roads of 12 meters to 15 meters in width and an overall pit slope of less than 30 degrees. The A. Narrain mine is equipped with dry process facilities for processing all grades of ore.

The lateritic overburden is removed either by blasting or ripping/dozing, loaded onto and transported by 30-ton trucks. The ore mined is processed at the mine’s processing facilities, which involves crushing and dry screening processes. The processed ore is then transported by road to the railway yard, for onward transport to customers in Karnataka, Goa and other places. Ore produced in Karnataka ranges from 56.0% to 60.0% iron content and comprises 82.0% fines and 18.0% lumps.

The two processing plants at the A. Narrain mine have a combined capacity of 1,150 tons per hour.

Since the mine was taken over by us, exploration at the A. Narrain mine involved the drilling of a total of 40,000 meters in 480 boreholes as of March 31, 2015. The A. Narrain deposit is extensively sampled in vertical and inclined drill hole grid intervals in side direction of 50 meters and in cross section average of 25 meters with most of the holes covering a depth of 50 meters to 200 meters. Power at the mine is supplied by a 725 KV and 320 KV generator. All power supplied to the mine and plant is through generators.

The gross value of fixed assets, including capital works-in-progress, was Rs.24,678.0 million ($ 396.0 million) as of March 31, 2015.

On August 26, 2011, the Supreme Court of India passed an order suspending mining activities in the Chitradurga and Tumkur districts of Karnataka. In view of this order, our activities at this mine were stopped with immediate effect. On April 18, 2013, this suspension was lifted by the Court and in December 2013, the operations were resumed after getting necessary regulatory clearances. Although we resumed operations in Karnataka based on the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed our operations in Karnataka after all statutory clearances were in place from February 28, 2015. The economic cut-off grade at the A. Narrain mine is determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contract specifications.

The reserves in proved reserve category at the Karnataka mines are estimated based on drilled boreholes spaced at 50 meters along predefined section lines and occasionally off of the section lines, the probable reserves are estimated based on drilled boreholes spaced at 50 meters from the proved reserves and the possible reserves are estimated based on drilled boreholes spaced at 25 meters from the probable reserves. As the area is drilled at approximately 50 meter by 50 meter grids, the physical continuity of the ore is well demonstrated.

WCL

WCL comprises of three concession areas (Bomi Hills, Bea Mountain and Mano River) where exploration activities have been undertaken and approximately 120,000 meters of drilling has been done.

For Bomi mines we have conducted extensive exploration followed by metallurgical testing, basic engineering for process plant and feasibility studies, and reserves have been audited by Roscoe Postle Associates Inc. in 2014 considering the feasibility study conducted. As a result of the Ebola epidemic in Liberia and other factors such as global iron ore pricing, we have not engaged Roscoe Postle Associates Inc. or any other consultant for reviewing our reserves during fiscal year 2015.

Feasibility for the Bea Mountain and Mano River mines remains a key strategic focus. We continue to work closely with the government of Liberia to work out a feasible transportation solution for the project. In the coming years we intend to carry out further exploration to establish feasibility for the Bea Mountain and Mano River mines and carry out initial studies for logistic solutions. The operational infrastructure at these mines will be developed in phases.

The table below sets out proved and probable iron ore reserves as of March 31, 2015 at mines that we own or have rights to:

	Proved Reserves		Probable Reserves		Total Proved and Probable Reserves
	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(Million tons)	(%)	(Million tons)	(%)	(Million tons)	(%)
Goa:	—	—
Codli Group	—	—	25.5	55.8	25.5	55.8
Sonshi Group	—	—	20.5	58.9	20.5	58.9
Other	—	—	17.9	56.0	17.9	56.0
Karnataka - A. Narrain	—	—	27.7	57.3	27.7	57.3
Sesa Resources Limited	—	—	59.9	54.4	59.9	54.4
(including Sesa Mining Corporation Limited)
Sub-Total (India)	—	—	151.6	56.0	151.6	56.0
Bomi	—	—	171.5	35.1	171.5	35.1
Sub-Total (Liberia)	—	—	171.5	35.1	171.5	35.1

Total Iron ore reserves	—	—	323.1	44.9	323.1	44.9

Additional Information

For India

(a)	The reserve estimates have been prepared by the Geologists and Mining Engineers in accordance with JORC code. The estimates were independently audited by Roscoe Postle Associates Inc. in 2015. During fiscal year 2015 we extracted 0.9 million tons of reserves, with no addition by drilling, and the reserves were internally certified by JORC competent persons.

(b)	Ore reserves are estimated at a variable cut-off grade based on ore type; the minimum cut off grade was 30% Fe.

(c)	The ore bodies are of relatively significant size with good continuity of the mineralized zones and little internal dilution, the contacts are well constrained, free digging and diluting material can also carry grade. The iron ore is soft and there is hardly any loss or dilution while mining. Therefore no allowance for dilution is considered as it does not have material effect on reporting results.

(d)	The price used for India is $ 45 per ton for average iron grade of 56% iron content.

For Liberia

(a)	The reserve estimates are prepared by the Geologists and Mining Engineers in accordance with SAMREC code. The estimates were independently audited by Roscoe Postle Associates Inc. in 2014.

(b)	Mining extraction of 95% and dilution of approximately 5% is factored for reporting of reserves.

(c)	Reserves are estimated at variable cut off grade, based on ore type; the minimum cut off grade is 20%.

(d)	Mineral Reserves are estimated using an average iron ore price of US $ 90 per ton.

(e)	The cut off grade is 20%, with an average grade of 35.1% iron in reserves.

Amona plant

We commenced operations at the Amona plant in Goa in 1992 and have been engaged in the manufacture and sale of pig iron since then. Our metallurgical coke plant at Amona produces a range of coke fractions from over 70 mm for foundries, 20 mm to 60 mm for blast furnaces and 6 mm to 25 mm for the ferrous alloy industry. Approximately 73.1% of the total production of metallurgical coke is consumed by us for our pig iron production and the remainder is sold to customers primarily located in India. The cost of the input coal blend is the single most important cost component for the production of coke. Our production consists mainly of low ash coking coal and we import 100.0% of low ash coking coal each year. In order to ensure a stable raw material supply, we have long-term supply contracts for the procurement of such coal. Electric power for us is supplied by our power unit which generates power from the waste heat of our metallurgical coke plant and the blast furnace gas from us.

The following table sets out the total rated capacities as of March 31, 2015 at our Amona facility:

	Rated capacity
	Metallurgical Coke	Pig Iron	Power (MW)
	(tpa)
Amona Plant	560,000	625,000	60

Production

The table below sets out our total production for fiscal years 2013, 2014 and 2015:

		Year Ended March 31
Mine/Mine Type	Product	2013	2014	2015
		(Millions Dry Metric tons)
Goa (Open-Pit)(1)	Iron ore	2.8	—	—
Sesa Resources Limited (Open-Pit)(1)	Iron ore	0.9	—	—
A. Narrain (Open-Pit)(2)	Iron ore	—	1.5	0.6

Total Iron Ore	Iron ore	3.7	1.5	0.6

Amona Plant	Metallurgical coke	0.33	0.41	0.50
	Pig iron	0.31	0.51	0.61

Note:

(1)	Mining operations in Goa have been stopped due to temporary suspension of mining activities relating to iron ore by the state government of Goa since September 11, 2012. On April 21, 2014, the Supreme Court of India has lifted the suspension with certain exceptions. We are working with state government to obtain the necessary clearances to resume our operations.
(2)	Mining operations in Karnataka were stopped due to a temporary suspension of mining activities relating to iron ore by the Supreme Court of India since August 26, 2011. On April 18, 2013, this suspension was lifted and operations re-commenced on December 29, 2013 after receiving all the necessary clearances. Although we resumed operations in Karnataka based on the Stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. Operations were resumed from February 28, 2015 after obtaining all statutory clearances.
(3)	Our iron ore mines in Liberia are in the exploration stage and therefore there has been no production from these mines in the last three fiscal years.

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

Power. Electricity for our metallurgical coke and pig iron manufacturing operations is supplied by captive power plant, which generates power from the waste gases of our metallurgical coke plant and the blast furnace.

Distribution, logistics and transport

Our mining operations are advantageously located in Goa and are complemented by an efficient transportation network. In order to achieve higher volume and loading capacities and vessels with higher drafts, we and Sesa Resources Limited own and operate transfer vessels, which are used for mid-stream loading at Goa. We ship our products from ports on the west coast of India and so, the annual monsoon season in Goa impacts our distribution operations from June to September. We maintain a network of rail cars, barges and transhippers that are primarily used to facilitate the export of our ore to foreign customers. Our fleet includes 33 barges with capacities between 1,600 to 2,500 tons per barge. We also have 2 transhippers and a floating crane station with a combined capacity of upto 15 mtpa.

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

Metallurgical coke. Currently, all of the metallurgical coke produced by us is sold primarily within India to foundries, pig iron producers, ferrous alloys producers and cement plants. Approximately 70% - 75% of our total metallurgical coke production during fiscal year 2015 was used for the production of pig iron. The balance was sold in the domestic Indian market.

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

Market share and competition

Since 2003, we have been India’s largest exporter of iron ore in the Indian private sector by volume, prior to the temporary suspension of mining activities relating to iron ore in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. In fiscal year 2015, no sales were accounted due to the temporary suspension of mining activities relating to iron ore in the state of Goa. Our primary competitors in both the public and private sectors in India include National Mineral Development Corporation, MMTC India Limited, Rungta Mines Ltd., Mineral Sales Private Limited and Essel Mining and Industries Limited. In addition, we compete with a number of international producer-exporters of iron ore worldwide.

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

Our Copper Business

Overview

Our copper business is principally one of custom smelting and includes a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in southern India, a refinery and two copper rod plants at Silvassa in western India, a precious metal refinery, a doré anode plant and a copper rod plant, at Fujairah in the UAE. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia.

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

Other By-products

Gypsum and bismuth are by-products of our copper smelting operations which we sell to third parties.

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. Approximately 0.03% of our copper concentrate was sourced from our own mine in Tasmania, Australia in fiscal year 2015. All of the copper concentrate used in our operations, whether from our own mine or from third party suppliers, is imported through the port of Tuticorin and transported by road to our smelter at Tuticorin.

Delivery to Customers

The copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products such as gypsum are shipped for export or transported by road to customers in India.

Principal Facilities

Our Copper Mine

The following map shows the location of the Mt. Lyell mine in Tasmania:

Overview

The Mt. Lyell mine is located at Queenstown, Australia. It comprises of an underground copper mine and a copper processing facility and is owned and operated by CMT. The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 9M/2013 (earlier 1M95) and 10M/2013 (earlier 5M95) granted by the state government of Tasmania. Mining Lease 9M/2013 was granted on January 1, 1995 for a period of 15 years and the mining lease 10M/2013 was granted on February 1, 1995 for a period of 14 years and 11 months. Both leases have been renewed for a period of 18 years and are valid up to December 30, 2027. The mine is also covered by the Copper Mines of Tasmania (Agreement) Act 1999, which, in conjunction with an agreement between the state government of Tasmania and CMT entered into pursuant to that Act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at this mine has been placed under care and maintenance following a rock falling on the ventilation shaft in June 2014. CMT is currently engaged in exploration and project studies to restart the mine, and has completed pre-feasibility studies of Prince Lyell North Flank, and a scoping study of copper chert prospect.

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

All mining operations at CMT are undertaken by contractors while the processing and mill maintenance operations are undertaken by CMT employees. A sub-level caving underground mining method is used at the Prince Lyell ore body. Ore is loaded into trucks and then transported to the underground crusher and skip loading area. Crushed ore is then hauled by the Prince Lyell shaft and unloaded onto a conveyor feeding the ore bin at the Mt. Lyell processing plant. At the processing plant, the ore is crushed and ground prior to processing by flotation to produce copper concentrate which is then filtered to form a cake and trucked to the melba flats railway siding for transport to the port of Burnie. The concentrate is stored at Burnie until it is loaded into ships for transport to the port of Tuticorin from where it is trucked to the smelter. CMT has an active exploration and evaluation program at Mt. Lyell which involves upgrading resources below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The western tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman and Crown, Glen Lyell, Copper Clays and NW Geophysics. The tailings dam is a valley-fill type and excess water is discharged via a spillway. The water quality is sampled before the water is released from the site. The tailings are deposited on beaches around 300 meters from the dam spillway. CMT’s accepted closure plan is to flood the tailings which will require CMT to raise the tailings dam wall and such plan is currently in progress.

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

The gross and net value of fixed assets, including capital works-in-progress was approximately AUD 157.6 million ($ 120.3 million) and AUD 17.5 million ($ 13.4 million) respectively, as of March 31, 2015.

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

At the time of finalization of reserve statement as on March 31, 2015, no mineral reserves have been determined due to government statutory restrictions imposed post the mud slide incident in January 2014.

The reserves at CMT in the proven reserve category are defined as the portion that can be economically mined of the measured in-situ resource, which has gold drill coverage (<50 meter) and is on or within the 50 meter zone below the lowest active production level. The probable in-situ reserve is the material which has been defined as the portion that can be economically mined and has good drill coverage but is outside the 50 meter zone from the lowest active production level. The ex-situ probable reserve is the portion of ex-situ indicated resource which can be economically recovered with the mining of the in-situ reserves; this is applied as a modifying factor.

CMT does not use a copper equivalent calculation for the determination of stope limits as the relationship between the copper and gold grades is essentially linear, allowing the gold credits to be deducted from operating costs.

CMT has identified additional mineral deposits in the Mt. Lyell mine and we have engaged in drilling, scoping and feasibility studies on these deposits and has completed pre-feasibility of Prince Lyell North Flank and a scoping study of copper chert prospect.

Our Smelter and Refineries

Overview

The following table sets forth the total capacities as of March 31, 2015 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Tuticorin(4)	405,000	205,000	96,000	1,300,000	230,000	191.5	(5)
Silvassa	—	200,000	172,000	—	—	—

Total	405,000	405,000	268,000	1,300,000	230,000	191.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	There was a planned annual shutdown of the Tuticorin Smelter for a period of 22 days in the first quarter of fiscal year 2015.
(5)	On October 1, 2012, the first 80 MW unit of the new captive power plant was successfully commissioned and the second 80 MW unit was commissioned on March 7, 2014.

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

Silvassa

Our Silvassa facility, established in 1997, is located in the union territory of Dadra and Nagar Haveli in western India. Our Silvassa facility currently consists of a 200,000 tpa copper refinery and two copper rod plants with a total installed capacity of 172,000 tpa of copper rods. Its refinery uses IsaProcessTM technology in the production of copper cathode and its copper rod plants use Properzi copper cathode rods technology. Our Silvassa facility draws on the state power grid to satisfy its power requirements.

Fujairah

Fujairah Gold FZC is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 105 tons of silver. Outotec oyj, Finland, supplied the technology for the precious metal refinery. Fujairah Gold FZC commissioned a copper rod plant at a cost of $ 12.98 million, with an annual capacity of 12.5 tons per hour with production having commenced in May 2010 and generated a production of 81,253 metric tons of rod, 9,595 kilograms of gold and 95,473 kilograms of silver in fiscal year 2015. Continuus Properzi S.p.A., Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta Group and third parties. The doré anode plant that was shifted from Tuticorin to Fujairah was commissioned in June 2012 for smelting of “anode slime” to “doré anode” which is the raw material for the precious metal refinery.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for the fiscal years ended March 31, 2013, 2014 and 2015:

		For the Year Ended March 31,
Facility	Product	2013	2014	2015
		(tons)
Tuticorin(1)(5)	Copper anode(2)	349,845	301,120	361,839
	Sulphuric acid(3)	1,060,519	835,798	1,006,692
	Phosphoric acid(3)	119,793	116,340	189,353
	Copper cathode(4)	191,858	151,592	194,019
	Copper rods(4)	52,404	22,105	53,400
Silvassa	Copper cathode(4)	161,296	142,842	168,353
	Copper rods(4)	119,451	100,948	116,939
Total	Copper anode	349,845	301,120	361,839
	Copper cathode	353,154	294,434	362,372
	Copper rods	171,855	123,053	170,339
	Sulphuric acid	1,060,519	835,798	1,006,692
	Phosphoric acid	119,793	116,340	189,353

Notes:

(1)	The Tuticorin smelter was temporarily closed on March 29, 2013. On May 31, 2013, the National Green Tribunal passed an interim order allowing the copper smelter to recommence operations. Operations at the copper smelter recommenced on June 16, 2013.
(2)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(5)	There was a planned annual shutdown of the Tuticorin smelter for 22 days in the first quarter of fiscal year 2015.

The following table sets out CMT’s copper extraction from the Mt. Lyell mine for the fiscal years ended March 31, 2013, 2014 and 2015:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2013	2014	2015
		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	2,519,464	1,739,223	—
	Ore grade	1.19%	1.10%	—
	Copper recovery	92.69%	92.48%	—
	Copper concentrate	98,682	67,386	—
	Copper in concentrate	26,047	17,839	—

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. In fiscal year 2015, we sourced approximately 100% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets, and sourced only 0.03% from our own mines in Australia. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. We expect the percentage we purchase from third party suppliers to increase in future periods as the Mt. Lyell copper mine has been placed under care and maintenance. We also expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.

In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal year 2015, we sourced approximately 81.1% of our copper concentrate requirements through long-term agreements.

We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal year 2015, we sourced approximately 18.9% of our copper concentrate requirements through spot purchases.

Rock Phosphate

Until fiscal year 2012, rock phosphate was sourced primarily from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed on a quarterly and half-yearly basis. In fiscal year 2015 majority of rock phosphate was sourced from Morocco, Egypt, Israel and Jordan. We sourced rock phosphate at spot prices.

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

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 30.4% , 42.6% and 32.8% of our copper business revenue in fiscal years 2013, 2014 and 2015, respectively. None of our customers accounted for greater than 10.0% of copper business revenue in fiscal years 2013, 2014 and 2015.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal years 2013, 2014 and 2015, exports accounted for approximately 55.7%, 48.4% and 41.8%of the revenue of our copper business, respectively. Our export sales were primarily to China, Japan, Indonesia, Malaysia, Vietnam, Europe, Turkey, UAE, Mexico and Taiwan. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We own one of the two custom copper smelters in India and had a 34% primary market share by sales volume in India in fiscal year 2015, according to International Copper Promotion Council India. The other major custom copper smelter in India is owned by Hindalco Industries Limited, which had a primary market share by sales volume of approximately 32% in fiscal year 2015, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.

Copper is a commodity product and we compete primarily on the basis of price and service, with price being the most important consideration when supplies of copper are abundant. Our metal products also compete with other materials, including aluminium and plastics that can be used in similar applications by end-users. Copper is sold directly to consumers or on terminal markets such as the LME. Prices are established based on the LME price, though as a regional producer we are able to charge a premium to the LME price which reflects the cost of obtaining the metal from an alternative source.

Projects and Developments

We have proposed expansion projects at Tuticorin costing Rs. 22,900 million ($ 367.5 million) to increase its total copper capacity to 800,000 tpa. This includes a 160 MW coal-based thermal captive power plant, and on October 1, 2012, the first 80 MW unit of the new captive power plant was commissioned and, the second 80 MW unit was commissioned on March 7, 2014. Surplus power generated by this plant is currently being sold to third parties, but the expansion of the smelter is on hold as required approvals from the state government have not yet been received. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ filed before by the Madras High Court, although this writ had not prevented the continued operation of the plant.

For additional information on these proceedings, please see Item 3. “–Key Information – D. Risk Factors — We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant”.

We have incurred Rs. 14,555 million ($ 233.6 million) on these projects as of March 31, 2015. We funded these projects primarily from the proceeds of the convertible senior notes issued in fiscal year 2010.

Our Aluminium Business

Our aluminium business is in Chhattisgarh and Odisha. We operate the business in the state of Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, whereas our aluminium operations in Odisha were earlier operated through Vedanta Aluminium, which was merged into Sesa Sterlite pursuant to the Re-organization Transactions.

(a)	BALCO

Overview

Our aluminium business is owned and operated by BALCO. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, two captive power plants (one of which is used to produce power for captive consumption and the other is used for commercial purpose), an alumina refinery, the operations of which have been suspended since September 2009, a 245,000 tpa aluminium smelter and a fabrication facility, all of which are located in Korba in the State of Chhattisgarh in central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power intensive nature of the process. This is, to a considerable extent, as a result of BALCO being an energy-integrated aluminium producer. BALCO is also in the process of constructing a 1200 MW coal-based thermal power facility in the state of Chhattisgarh which has received approval on January 14, 2015 from the regulatory authorities to operate. During fiscal year 2015, BALCO has completed the ramp up of the first 84 pots of 325,000 tpa aluminium smelter and the remaining pots are expected to be ramped up during fiscal year 2016 following the start up of the 1200 MW power plant.

During the fourth quarter of fiscal year 2015, BALCO was successful in securing two coal mines in coal block auctions conducted by the GoI, namely the Chotia coal block and Gare Palma IV/1 block. The total reserves at the Chotia block and the Gare Palma IV/1 are 15.5 million tons and 44 million tons respectively with the annual production capacity of one million tons and six million tons for the Chotia block and the Gare Palma block IV/1 respectively. Subject to the transfer of mining lease and other statutory approvals, the production will commence at the Chotia mine. Despite a successful bid for Gare Palma IV/1, the GoI has challenged the award and BALCO has appealed regarding the GoI’s rejection of the winning bid for the Gare Palma IV/1. By way of letter dated July 29, 2015, the GoI rejected the representation of BALCO to accept its bid for the Gare Palma IV/1 coal mine. BALCO retains the liberty to re-file the writ in the Delhi High Court. The above coal mines cover 90% of BALCO’s coal requirement for captive power generation.

BALCO’s Bodai-Daldali bauxite mines provide a majority of the bauxite required for BALCO’s smelters. The bauxite is transferred to our alumina refinery in Lanjigarh, which converts bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to us, which is based on our actual cost of production plus a reasonable margin. The remainder of BALCO’s alumina requirements is sourced from third parties. The mining lease of our Mainpat bauxite mine expired on July 8, 2012 and BALCO has applied for the renewal of the mining lease for a further period of 10 years from July 2012. BALCO has temporarily stopped the mining activity at Mainpat on account of pending approval from the necessary mining authorities. The MoEF issued a formal order for the grant of a temporary work permit on January 7, 2015.

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

Overview

The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines – Mainpat and Bodai-Daldali

BALCO has two captive bauxite mines, namely, the Mainpat bauxite mine and the Bodai-Daldali bauxite mine, in the state of Chhattisgarh in central India. Mainpat is an open-pit bauxite mine located in the Surguja district of the state of Chhattisgarh. The Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers. The mining lease of Mainpat mine expired on July 8, 2012. We have applied for the renewal of mining lease for a further period of 10 years from July 9, 2012. BALCO has temporarily stopped the mining activity at the Mainpat mine on account of pending approval from the necessary mining authorities. The bauxite extraction limit for the mine granted by MoEF is 750,000 tpa. MoEF has granted environmental clearance for the renewal of Mainpat mine in September 2014 and issued a formal order for the grant of a temporary work permit on January 7, 2015.

The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardha district of the state of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area of 6.3 square kilometers renewable mining lease that is valid until March 26, 2017. The bauxite extraction limit for Bodai-Daldali Mines granted by MoEF is 1,250,000 tpa.

The Chhattisgarh bauxite deposits are situated over a plateau with steep scarps on both sides, at an elevation of approximately 1,000 meters above sea level for Mainpat, and approximately 940 meters above the surrounding land for Bodai-Daldali. The bauxite is generally one meter to three meters thick and lies within a laterite sequence overlying thick tertiary basalts of the deccan traps. The cover of laterite and thin topsoil is up to 5 meters thick but is generally less than 2 meters. The bauxite outcrops around much of the plateau rims.

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

The bauxite is hard to very hard with a natural moisture content of 5.0% to 10.0%, an in-situ density of 2.3 tons to 2.4 tons per cubic meter. It comprises primarily gibbsite with bohemite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 46.76% aluminium oxide and silica levels of 3.39% as of March 31, 2015.

All mining and transportation at both mines are undertaken by contractors. One thin top soil layer is removed by an excavator and is either transported to an adjacent storage point or an area that is being backfilled. The laterite layer is drilled and blasted. The overburden is then removed by backhoe excavators and 15-ton dumpers. Broken ore is hand-sorted, leaving waste material behind. Ore productivity is around 2 to 3 tons per person per day in the dry season which decreases to 1.25 to 1.75 tons per person per day in the wet season.

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

Since the commencement of operations, the Mainpat mine has produced approximately 7.4 million tons of bauxite. During fiscal year 2015 there was no production from the mine due to a pending renewal of mining lease and a restriction from removing the mined ore from the mining site. Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

As of March 31, 2015, BALCO estimates reserves at Mainpat to be 3.1 million tons and the remaining mine life of the Mainpat mine to be approximately 4-5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Total production at the Bodai-Daldali mine since the commencement of production has been 4.9 million tons of bauxite, with production in fiscal year 2015 totaling approximately 860,710 tons at 46.76% aluminium oxide. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

As of March 31, 2015, BALCO estimates the reserves at Bodai-Daldali to be 2.29 million tons and the remaining mine life to be approximately 2 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The cut-off grade used to define the reserves at BALCO’s mines was 44.0%.

In fiscal year 2015, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 2,331 ($ 37.4) per ton of bauxite.

Based on current costs and historical prices, BALCO’s operations are forecast to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves. The reserves as of March 31, 2015 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminium price of $ 1,879 per ton, which is the average metal price for the 3 fiscal years ending March 31, 2015, 2014 and 2013.

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

In fiscal year 2015, there was no stripping ratio at the Mainpat mine as there was no ore extraction during the year, while the stripping ratio at the Bodai-Daldali mine was 1.0:3.46. The stripping ratio for the remaining reserves at Mainpat is 4.13 tons of waste per ton of ore, while at the Bodai-Daldali mine, it is 3.31 tons of waste per ton of ore. Stripping ratio is the ratio of the volume of waste material required to be handled in order to extract some volume of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2015:

Mines	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			SSL Interest	Reserve Life
	Quantity	Alumina	Silica	Quantity	Alumina	Silica	Quantity	Alumina	Silica	%	(years)
	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)
Mainpat	3.08	46.28	4.12	—	—	—	3.08	46.28	4.12	—	4-5
Bodai-Daldali	2.09	46.07	3.37	—	—	—	2.09	46.07	3.37	—	2-3

Total	5.17	46.19	3.82	—	—	—	5.17	46.19	3.82	51	—

Additional information:

(1)	The estimate of reserves, were audited by Geo Solutions Private Limited, presented incorporate the losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut-off grade used with our reserve estimates for bauxite is 44.0%.

(3)	The metallurgical recovery factor for bauxite at both Mainpat and Bodai-Daldali is 45.4%.

(4)	The historic three year average commodity prices is $ 1,879 per ton for bauxite and the currency conversion factor that was used to estimate our reserves was Rs. 59.31 per US dollar.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 51.0%.

Korba Facility

Overview

BALCO’s Korba facility is located at Korba in the state of Chhattisgarh and consists of a 245,000 tpa aluminium smelter, two power plants (one of which is used to produce power for captive consumption and the other that is used for commercial purposes), an alumina and a fabrication facility. During the year, first 84 pots of 325,000 tpa aluminium smelter were operationalized. The following table sets forth the total capacities as of March 31, 2015 at BALCO’s Korba facility:

	Capacity
Facility	Alumina	Aluminium	Captive Power
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	810

Refinery

The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery have been stopped since September 2009.

Smelters

Earlier, there were two aluminium smelters. The first smelter was commissioned in 1975, and used the Vertical Stud Soderberg technology to produce aluminium from alumina and had a capacity of 100,000 tpa. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminium smelter at Korba. Operations at this aluminium smelter ceased on June 5, 2009. The second smelter uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006. BALCO is in the process of setting up a 325,000 tpa smelter at the Korba facility and started the first metal tapping in fiscal year 2014. We have currently ramped up to 84 pots and commercial production started in September 2014.

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

Captive Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the coal-based 540 MW captive power plant commissioned in March 2006. The surplus generation from the power plant is supplied to the State Electricity Board and other customers. Following the shutdown of the 100,000 tpa aluminium smelter, power from its associated 270 MW power plant is sold in the merchant power market. BALCO is constructing a 1,200 MW coal-based thermal power facility (4 units of 300 MW each) in the state of Chhattisgarh, which is currently under construction and has received the consent on January 14, 2015 from relevant authorities to operate. Of the 1,200 MW facility being set up, power generated from two 300 MW units will be utilized in the 325,000 tpa smelter being set up and the power from the balance 600 MW units will be sold to third parties.

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In April 2008, BALCO entered into two five-year coal supply agreements with SECL for the supply of thermal coal by SECL to BALCO, which represents approximately 17% of its thermal coal requirements, with the remainder obtained through open market purchases. Supply of coal from SECL is tapering as BALCO has been allotted a coal block of 211 million tons for mining coal. However, this coal block has been deallocated during fiscal year 2015.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for fiscal years ended March 31, 2013, 2014 and 2015:

		For the Year Ended March 31,
Facility	Product	2013	2014(2)	2015(3)
		(tons)
Korba
	Ingots/Busbar/Billets	8,416	34,714	104,650
	Rods	179,987	166,239	172,464
	Rolled products	58,587	51,083	46,807

Total(1)		246,990	252,035	323,921

Notes:

(1)	Reflects total of ingots, rods and rolled products.
(2)	Includes production of 849 tons from the trial run of 325,000 tpa smelter.
(3)	Includes production of 23,393 tons from the trial run of 325,000 tpa smelter.

The following table sets out the total bauxite ore production for each of BALCO’s mines for fiscal years ended March 31, 2013, 2014 and 2015:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2013	2014	2015
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	230,137	—	—
	Ore grade	43.9%	—	—
Bodai-Daldali (Open-pit)	Bauxite ore mined	705,870	472,155	860,710
	Ore grade	45.9%	46.95%	46.76%

Total		936,007	472,155	860,170

Principal Raw Materials

The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Alumina

Alumina is the primary raw material used in the production of aluminium. Our Lanjigarh refinery supplies majority of the alumina requirements (after converting the bauxite supplied by BALCO to the Lanjigarh refinery). BALCO currently sources all of its remaining alumina from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2013, 2014 and 2015, BALCO purchased 166,302 tons, 355,950 tons and 317,701 tons of alumina at an average price of, $ 416, $ 397 and $ 374 per ton, respectively, on a cost, insurance and freight or CIF basis at the port of Vizag, Kakinada and Gangavaram, India.

Power

Smelting primary aluminium requires a substantial, continuous supply of electricity. As a result, power is a key input at BALCO’s Korba facility, where it is provided by one coal-based captive power plant of 540 MW. Our captive power plant has historically been dependent upon coal allocations from Coal India Limited. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO received the environmental clearance on May 24, 2012 and the second stage forest clearance for the 211.0 million tons coal block on November 14, 2012. The said coal block was deallocated during fiscal year 2015. However, the company received another coal block namely the Chotia coal block through the e-auction.

Power for BALCO’s mines is provided by on-site diesel generators. BALCO is constructing a 1200 MW coal-based thermal power facility, which is under construction and has received the consent from relevant authorities to operate. Of the 1200 MW facility being set up, power generated from two 300 MW units will be utilized in the 325,000 tpa smelter being set up and the power from the balance 600 MW units will be sold to third parties.

Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with the National Thermal Power Corporation regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through National Thermal Power Corporation premises. Arbitration proceedings commenced in 2009 and the order was reserved on June 30, 2014. BALCO and National Thermal Power Corporation submitted a joint survey report to the Arbitrator and the matter is posted for final hearing on August 22, 2015. See “Item 3. Key Information -D. Risk Factors—Risks Relating to Our Business- Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

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

Distribution, Logistics and Transport

Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road to BALCO’s Korba facility. The alumina purchased from third party suppliers is transported to the Korba facility by rail and ships. BALCO’s aluminium products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.

Sales and Marketing

BALCO’s 10 largest customers accounted for approximately 47.8%, 42.0% and 47.0% of its revenue for aluminium business in fiscal years 2013, 2014 and 2015, respectively. No customer accounted for greater than 10.0% of BALCO’s revenue in the last three fiscal years.

BALCO’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. Currently, BALCO sells its products primarily in the Indian market, with limited focus on exports. However, with the further commissioning of the new 325,000 tpa aluminium smelter, a significant part of the additional production will be sold in the export market. BALCO’s key customers include conductor manufacturers, state road transport corporations, railways, defense contractors and electrical equipment and machinery manufacturers.

Domestic sales of primary aluminium are based on the London Metal Exchange (“LME”) aluminium cash settlement price and main Japanese port premiums. The majority of sales is from long term contracts / Memorandum Of Understanding with end users. Our objective is to achieve LME of the month of the scheduled shipment average. Customers book the monthly quantity by the first day of the month and we hedge the same on LME. BALCO’s export sales of aluminium are currently on a spot and long term contract basis at a price based on the LME price plus a premium.

Projects and Developments

On October 7, 2006, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1200 MW power facility, along with an integrated coal mine in the state of Chhattisgarh at an estimated cost of Rs. 46,500 million ($ 746.3 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our contractor and the sub-contractor Gamon Dunkerley and Company Limited, are the subject of an investigation by the Chhattisgarh government. The matter is to be heard on September 16, 2015. We have instituted an enquiry conducted by Indian Institute of Technology Rourkee, an expert in the civil engineering field in India.Work resumed in January 2010. BALCO is currently constructing the 1200 MW thermal power plant which has received its final stage regulatory approvals during fiscal year 2015. One unit of 300 MW (of 300 MW x 4 power plant) achieved reliability run on July 17, 2015.

In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($ 1,299.9 million). The first of two phases of this project commenced with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of Rs. 38,000 million ($ 609.8 million), which uses pre-baked GAMI technology. BALCO has received environmental clearances for both phases of the project. Construction has commenced and trial production started in February 2014 from the 325,000 tpa aluminium smelter and 84 ports started commercial production from September 2014.

As of March 31, 2015, the estimated cost of building the 325,000 tpa aluminium smelter and 1200 MW power facility is Rs. 101,110 million ($ 1,622.7 million). As of March 31, 2015, Rs. 89,135 million ($ 1,430.5 million) was spent.

BALCO received a coal block allocation in fiscal year 2007 of 211 million tons for use in its captive power plants and received the forest diversion clearance and the rehabilitation and resettlement approval and is currently working on obtaining the mining lease. The estimated cost of developing the coal mine is Rs. 7,150 million ($ 114.7 million). As of March 31, 2015, Rs. 744 million ($ 11.9 million) was spent. During fiscal year 2015, the said coal block was deallocated. Consequently, the company made an assessment for the recoverability of the amount incurred thus far, and made a provision for Rs. 294.1 million ($ 4.7 million) in its income statement.

Market Share and Competition

BALCO, among the four primary producers of aluminium in India and together with our aluminium business in Odisha, has a combined primary market share of 41% in fiscal year 2015, according to Aluminium Association of India. BALCO’s key competitors (and their respective primary market shares by volume in India in fiscal year 2015) are Hindalco Industries Limited (38.0%) and National Aluminium Company Limited, a GoI enterprise (21.0%).

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

(b) Our Aluminium Business in Odisha

Overview

Our aluminium business in Odisha was earlier operated by Vedanta Aluminium, which was merged with us pursuant to the Re-organization Transactions. Our Odisha aluminium operations include a 1.0 million tpa alumina refinery at Lanjigarh, with an associated 75 MW captive power plant. In addition, we have a green-field 500,000 tpa aluminium smelter, together with an associated 1,215 MW (nine units with a capacity of 135 MW each) coal-based captive power plant in Jharsuguda. We are also setting up another 1,250,000 tpa aluminium smelter in Jharsuguda. 84 pots from the first line of this smelter have been commissioned during fiscal year 2015.

The alumina refinery at Lanjigarh was commissioned in March 2010 and produced 976,915 tons of alumina in fiscal year 2015. Greenfield smelter project of 500,000 tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. The metal production for fiscal year 2015 was 540,961 tons and the net generation of the captive power plant was 7,912 million units.

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

Principal Facilities

Overview

The following map shows the details of the locations of the aluminium segment’s facilities in the State of Odisha:

The following table sets forth the capacities as on March 31, 2015 at our Lanjigarh and Jharsuguda facilities:

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

We planned to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking and then further expand the refinery by constructing a second alumina refinery, with a refining capacity of 3 mmtpa along with an associated 210 MW captive power plant. However, the expansion of the alumina refinery and related mining operations in and around the Niyamgiri has been on hold since October 20, 2010, as the MoEF has directed us to hold from further expansion. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for further details.

Jharsuguda

Aluminium smelter and Captive Power Plant

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

Production Volumes

The following table sets out our total production from our Lanjigarh and Jharsuguda facilities for fiscal years 2013, 2014 and 2015:

		For the year ended March 31
		(tons)
Facility	Product	2013	2014	2015
Lanjigarh	Calcined Alumina	527,052	524,060	976,915

Jharsuguda	Ingots	305,878	301,008	303,756
	Billets	98,299	121,232	115,979
	Wire rods	115,464	120,013	133,603
	Hot Metal	7,396	—	—

		527,037	542,253	553,338

Principal Raw Materials

The principal inputs of the aluminium operations are bauxite, alumina, power, carbon and certain other raw materials.

Bauxite

Currently, we do not have any dedicated mining source and are in the process of identifying bauxite mining sources across India. Currently, bauxite is being sourced mainly through imports (40-45%), from the domestic market in the west coast (10-15%), BALCO mines (30-35%) and the remaining from Madhya Pradesh, Chhattisgarh, Jharkhand and Andhra Pradesh.

Alumina

Alumina is the primary raw material used in the production of aluminium. We currently source alumina largely from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2013, 2014 and 2015, we purchased 0.75 million tons, 0.72 million tons and 0.37 million tons of alumina at an average price of $ 353 per mt, $ 352 per mt and $ 357 per mt, respectively, on a cost, insurance and freight basis at the port situated in the state of Andhra Pradesh.

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

Water

Water is also an important input for our captive power plants. We source our water requirements at Jharsuguda from Hirakud Dam situated over a distance of 33 km, with the water transported by pipelines. Water from the dam is stored at water reservoir inside the plant, from where the water is purified in a demineralize plant to make it fit for use in the power plant.

Carbon

We have our in-house facilities to manufacture carbon anodes to meet our entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes, are sourced primarily from the domestic Indian market. There is an adequate supply of these raw materials in India, though their prices are generally determined by movements in global prices. At times, based on commercial comparison, orders for import are also placed.

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

Sales and Marketing

Our 10 largest customers of our Odisha aluminium business accounted for approximately 62.3%, 39.5% and 46.3% of our revenue in fiscal years 2013, 2014 and 2015 respectively. Two of our customers accounted for greater than 10.0% of our revenue in fiscal year 2013. None of our customers accounted for greater than 10% of our Odisha aluminium business in fiscal years 2014 and 2015 respectively.

The sales and marketing head office is located in Mumbai and we have field sales and marketing offices in most major metropolitan centers in India. Currently, our aluminium business sells only primary products and has equal focus on both the Indian and the exports market. Our key customers include cables and conductor manufacturers, transport sector and electrical equipment and machinery manufacturers.

Domestic sales are normally conducted on the basis of domestic supply and demand conditions with the pricing methodology as LME based pricing, where the LME on the day of order confirmation by the customer forms the basis for billing. The domestic price for aluminium is normally higher than the price it charged in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplied to domestic customers.

Our aluminium export sales are currently on both spot and long term basis at a price based on the LME price plus a premium. Long term contracts range from three months to one year and sales are maximized in focus markets though we are trying to establish our presence in all markets to minimize geo-political risks.

Projects and Developments

We plan to invest Rs. 106,000 million ($ 1,701.1 million) to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by (i) increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking; (ii) constructing a second alumina refinery with a capacity of 3 mmtpa; and (iii) constructing an associated 210 MW captive power plant. However, the expansion of the alumina refinery at Lanjigarh was on hold since October 20, 2010 due to the order passed by the MoEF’s restricting us from any further expansion of this refinery.

Against this order, we filed a writ petition in the High Court of Orissa and the Court dismissed our petition. We subsequently made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the Environment Impact Assessment report. We submitted the Environment Impact Assessment report to the Orissa Pollution Control Board and parallely submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The expert appraisal committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore the ban imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 subsequent to which the expert appraisal committee, in its meeting held on January 9, 2015, has recommended the project for environmental clearance and for the further expansion of our Lanjigarh refinery. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2015, we spent Rs. 52,811 million ($ 847.6 million) on the Lanjigarh expansion project.

We are also investing an estimated Rs. 145,000 million ($ 2,327.0 million) to set up a second 1,250,000 tpa aluminium smelter. Power to the new smelter will be provided by our 2,400 MW commercial power plant at Jharsuguda. As of March 31, 2015, we spent Rs. 123,520 million ($ 1,982.3 million) on this project.

Market Share and Competition

Our aluminium business is among the four primary producers of aluminium in India and together with BALCO, have a primary market share of 41% in fiscal year 2015, according to the Aluminium Association of India. Our key competitors (and their respective primary market shares by volume in India in fiscal year 2015 are Hindalco Industries Limited (38%) and National Aluminium Company Limited, a GoI enterprise (21%).

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

Our Commercial Power Generation Business

Overview

We have been building and managing power plants since 1997. As of March 31, 2015, the total power generating capacity of our thermal power plants, wind power plants and gas based plants was 6,480.0 MW, which includes our thirteen thermal coal-based captive power plants with a total power generation capacity of 5,900.5 MW. The following table sets forth information relating to our existing power plants as of March 31, 2015:

Fiscal Year Commissioned	Capacity	Location	Fuel Used
	(MW)
1988(1)	270.0	Korba	Thermal Coal
1997	24.0	Tuticorin	Liquid fuel
1999	75.0	Mettur Dam	Thermal Coal
2003	7.4	Debari	Liquid fuel
2003	6.0	Zawar	Liquid fuel
2003	14.8	Chanderiya (2)	Liquid fuel
2003	4.8	Cambay	Gas based
1999 and 2003	10.0	Ravva	Gas based
2005	22.5	Tuticorin	Liquid fuel
2005	154.0	Chanderiya	Thermal coal
2006	540.0	Korba	Thermal coal
2007	75.0	Lanjigarh	Thermal coal
2007	107.2	Gujarat and Karnataka	Wind (3)
2007	30.0	Amona	Gas based
2008	80.0	Chanderiya	Thermal coal
2009	80.0	Zawar	Thermal coal
2009	16.0	Gujarat and Karnataka	Wind (3)
2009	675.0	Jharsuguda	Thermal coal
2009	25.0	Mettur Dam	Thermal coal
2010	540.0	Jharsuguda	Thermal coal
2010	3.3	Rajasthan Raageshwari Gas terminal	Gas based
2010	14.4	Gujrat Viramgam Terminal	Gas based
2010	32.5	Pipeline Above Ground Installations	Gas based
2011	1200.0	Jharsuguda	Thermal coal
2011	48.0	Rajasthan and Karnataka	Wind
2011	174.3	Dariba	Thermal coal
2012	103.0	Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (3)
2012	600.0	Jharsuguda	Thermal coal
2012	30.0	Amona	Gas based
2013	600.0	Jharsuguda	Thermal coal
2013	80.0	Tuticorin	Thermal coal
2013	6.5	Mettur Dam	Thermal coal
2014	80.0	Tuticorin	Thermal coal
2010 and 2014	60.0	Rajasthan Mangala Processing terminal	Thermal coal
2015	31.3	Gujrat Bhogat terminal	Thermal coal
2015	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal

	6,480.0

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001 which is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminium smelter.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Our wind power plants are not for captive use.

We have the following power plants under construction:

•	BALCO’s 1200 MW thermal coal-based power plant in the State of Chhattisgarh has received final stage regulatory approval during fiscal year 2015, one unit of 300 MW achieved reliability run on July 17, 2015.

•	Talwandi Sabo’s 1,980 MW thermal coal based captive power plant, comprising three units of 660 MW each, in the state of Punjab. The first 660 MW unit of the Talwandi Sabo power plant was capitalized on December 1, 2014 after successful completion of trial runs. The second and third unit will be synchronized in the second and third quarter respectively of fiscal year 2016.

Power sales

The following table sets out total power sales in MU for the last three fiscal years:

	For the Fiscal Year Ended March 31,
Facility	2013	2014	2015

BALCO 270 MW	1,241	390	89
BALCO 10 MW	—	—	10

Jharsuguda 2400 MW coal based thermal power plant	7,513	7,625	7,206

HZL - Wind Power Plant	511	448	444
MALCO – 106.5 MW coal based thermal power plant	847	911	897
TSPL	—	—	1,213

Total	10,112	9,374	9,859

Power sale includes production under trial run in fiscal years 2013, 2014 and 2015 of 795 million units, nil units and 274 million units respectively. Jharsuguda Power sale excludes power transfer of 395 MU to its smelting facilities in fiscal year 2015.

Commercial power plants

We have a 2,400 MW coal based thermal power plant facility (comprising of four units of 600 MW each) in Jharsuguda in the state of Odisha. The power plant was earlier operated through Sterlite Energy and is now a part of Vedanta pursuant to the Re-organization Transactions. The plant has been built with an estimated investment of approximately Rs. 82,000 million ($ 1,316.0 million). The first unit of commercial operation commenced in November 2010. The second unit was operational on March 30, 2011 and the third unit was operational in August 19, 2011. The fourth unit was operational on April 26, 2012.

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

On April 16, 2008, RCMEPL submitted an application to the state government of Odisha for the grant of a prospecting license, or a license for exploration, which was pending approval from the regulatory authorities. However, Ministry of Coal issued a letter on January 15, 2014 de-allocating the coal block from us. RCMEPL has approached the High Court of Odisha against the action of the Ministry of Coal. On September 24, 2014, the Supreme Court ordered for the cancellation of coal blocks allotted by the government over past few decades.

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

In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Orissa Limited, a nominee of the state Government of Orissa (“GRIDCO”), which was amended in August 2009 and further amended on December 2012, in which GRIDCO was granted the right to purchase up to 25.0% of the installed capacity of the power plant after adjustments for auxiliary consumption by us, for approximately up to 561 MW from this project. Further, GRIDCO shall at all times have the right on behalf of the state government of Odisha to receive from the Jharsuguda power project, 7.0% of the power generated (after adjustments for auxiliary consumption by the power plant), up to approximately 157 MW of power at variable cost, if the coal block is allocated within the state or 5.0% of the power generated (after adjustments for auxiliary consumption by the power plant), up to approximately 112 MW of power at variable cost, if the coal block is allocated outside the state as determined by the Orissa Electricity Regulatory Commission. GRIDCO will have the right to purchase power from us once every five years, for a period of 25 years from the date of commercial operation of the last unit. This right is an option to purchase rather than a binding commitment of GRIDCO.

In the event GRIDCO decides not to avail part or whole of the above mentioned right during any five year period, it shall give six months’ notice of the same to us prior to the commencement of such period. Power from the power plant to be purchased by GRIDCO will be evacuated by GRIDCO from the bus bar (which is the discharge point of the power plant) of the project. For the evacuation of the remaining power, we have constructed a 400 KV Loop-In-Loop-Out I and a 400 KV Loop-In-Loop-Out II transmission line to connect to the transmission line being developed by Power Grid Corporation India Limited, or (“PGCIL”) near Jharsuguda. Sterlite Energy entered into an agreement with PGCIL in July 2010 to build the dedicated transmission system required for evacuating power from the power plant to the pooling units of PGCIL.

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

For the sale of power for 7% or 5% depending on the allocation of coal blocks within the state of Odisha a variable energy charge is applicable, which shall comprise fuel cost and shall be calculated on the basis of the ex-bus energy scheduled to be sent out from the generating station. The energy charges shall be calculated as per the methodology prescribed by the appropriate commission, from time to time.

On June 12, 2013, the Orissa Electricity Regulatory Commission ordered the working methodology on tariff determination for procurement of power by GRIDCO for the period from November 2010 to March 2014. We filed a review petition with the commission against this tariff order, which was disposed subsequently on September 25, 2013. Aggrieved by this decision, we filed an appeal with the appellate tribunal for electricity on October 28, 2013. The appellate tribunal in its interim order on March 28, 2014 recognized the fact of transmission line constraints and directed the state load dispatch center to recompute the plant availability factor and also advised to schedule the power procurement of GRIDCO in the future considering transmission line constraints. After a series of hearings and submissions of technical arguments by the parties to the appeal, the appellate tribunal on November 29, 2014 passed the order upholding its initial judgment and directed GRIDCO to comply with its interim order dated March 28, 2014 on transmission line constraints. Subsequently, GRIDCO filed a stay appeal in the Supreme Court against the order of the appellate tribunal which was dismissed by the Supreme Court on March 16, 2015. The matter related to the October 28, 2013 appeal is currently posted for hearing on August 27, 2015.

Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the state of Punjab in India. The project was bid as Case-2 tariff based competitive bidding, implying that the developer had to quote for Capacity charges & efficiency (SHR). Fuel cost subject to quoted efficiency was to be a pass-through. All necessary approvals for the project have been obtained and commissioning of this project will be carried out in stages. Estimated cost of the project is Rs.115,460 million ($1,853.9 million). The boiler light up and synchronization of the first unit was achieved in the third quarter of fiscal year 2014. Coal logistics were established in the fourth quarter of fiscal year 2014.

The first 660 MW unit of the Talwandi Sabo power plant was capitalized on December 1, 2014 after the successful completion of trial runs. The second unit will be synchronized in the second quarter of fiscal year 2016 and the third unit in the third quarter of fiscal year 2016.

In October 2010, TSPL signed a memorandum of understanding with Punjab State Power Corporation Limited to build an additional unit of 660 MW in line with the state of Punjab’s 2010 power generation policy, but this expired in October 2012 and has not been renewed. TSPL does not plan to construct this additional unit in the future.

In May 2008, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation, or SEPCO, for Sterlite Energy’s Talwandi Sabo thermal power project for Rs. 66,560 million ($ 1,068.2 million). A novation agreement in favor of TSPL was executed in November 2009. The contract was revised upwards by $ 74 million on November 15, 2012 to reflect the set-up and commissioning of three units of power at the Talwandi Sabo thermal power plant.

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

As of March 31, 2015, Rs.104,776 million ($ 1,681.5 million) was spent on this project. This project is financed by internal sources and through debt financing.

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

HZL—Wind Power Plants

As of March 31, 2015, wind power plants with a combined power generation capacity of 274 MW have been commissioned in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of Rs. 14,520 million ($ 233.0 million). The electricity from these wind power plants is sold to State Electricity Boards.

MALCO Energy Limited – Mettur Power Plant

Mettur power plant is a 106.5 MW coal based thermal power plant operated by MALCO Energy Limited. The power plant at Mettur Dam, Tamil Nadu, is one of the largest merchant power plant in the state of Tamil Nadu.

The plant has been set up in stages, with the first 75 MW set up in the year 1999 to cater to the requirements of the aluminium smelter operated by MALCO. The aluminium operations were closed since November 2008. An additional 25 MW unit was added in the year 2009. Further, a 6.50 MW steam turbine generator was added in the year 2013 taking capacity to 106.5 MW.

MALCO entered in to an energy purchase agreement with Tamil Nadu Electricity Board in January 2009 for supply of power until April 2009 and entered with Power Trading Corporation Limited for supply of power to Tamil Nadu Electricity Board from April 2009 until May 2011, which was subsequently renewed up to September 30, 2015 and is continuing the power supply to Tamil Nadu Electricity Board. The tariff for power supply is as provided in the energy purchase agreement.

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

Other Business

Vizag Port

We have a 99.997% interest in Vizag General Cargo Berth Private Limited, which won the bid to mechanize the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbor of Vishakhapatnam port, on the east coast of India. The capacity of upgraded berth shall be 10.2 mmtpa, with flexibility to be upgraded to 12.5 mmtpa.

Vizag General Cargo Berth Private Limited has entered into an agreement on October 8, 2010 with the port authority, Vishakhapatnam Port Trust, to mechanize the coal handling facilities and upgrade the general cargo berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. Vishakhapatnam Port Trust will receive a share 38.1% of the revenue earned from the berth. Vizag General Cargo Berth Private Limited has received formal communication from Independent engineer with regard to project completion certificate as per the concession agreement with Visakhapatnam Port Trust. The estimated project cost was Rs. 6,640.0 million ($ 106.6 million), of which Rs. 6,304 million ($ 101.2 million) was spent.

Exploration and Development Activities

We are engaged in ongoing exploration activities to locate additional ore bodies in India, Australia, South Africa, Sri Lanka, Namibia and Ireland. We spent approximately Rs. 67,100 million ($ 1,076.9 million) in fiscal year 2015 on exploration.

The focus of our exploration has been sediment hosted zinc deposits in India and oil and gas exploration in India, Sri Lanka and South Africa.

Options to Increase Interests in HZL and BALCO

Call Options Over Shares in HZL

On April 11, 2002, we acquired a 26.0% interest in HZL from the GoI through our subsidiary, SOVL (which merged with us with effect from April 1, 2012). At the time of the acquisition, we owned 80.0% and Sterlite Technologies Limited owned the remaining 20.0% in SOVL. In February 2003, Sterlite Technologies Limited transferred its 20.0% interest to us. We subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by us for the acquisition of the 46.0% interest in HZL was Rs. 7,776.0 million ($ 161.9 million at the time of acquisition). Upon our acquisition of the 26.0% interest in HZL, we and the GoI entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares.

Under the shareholders’ agreement, the GoI granted us two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of Rs. 3,239.0 million ($ 51.9 million) on November 12, 2003, increasing our interest in HZL to 64.9%.

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

The second call option provides us a right to acquire the GoI’s remaining 29.5% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on July 31, 2015 of Rs. 156.85 ($ 2.5) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be Rs. 195,741 million ($ 3,141.4 million).

By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings are under progress and will be next heard on January 16, 2016.

On January 9, 2012, we offered to acquire the GoI’s interests in HZL for Rs. 154,920 million ($ 2,486.3 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.

Call Options over shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the GoI for a cash consideration of Rs. 5,533.0 million ($ 88.8 million). On August 28, 2012, we entered into a shareholders’ agreement with the GoI and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the GoI and are also entitled to appoint the managing director. There are various other matters reserved for approval by both the GoI and us under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

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

Subsequently, the dispute was referred to arbitration and the arbitration tribunal rendered award rejecting our claim. We filed an application to the High Court of Delhi to set aside this award and the next date of hearing is on November 23, 2015.

Employees

As of March 31, 2015, we had 19,545 employees. The number of employees as of March 31, 2013, 2014 and 2015 is as follows:

Company		Location	Primary Company Function	Total Employees for the year ending March 31,
				2013	2014	2015
Zinc
	— HZL	India	Zinc and lead production	6,024	5,564	5,214
Zinc International
	— Black Mountain	South Africa	Zinc and lead Mining	789	726	792
	— Skorpion	Namibia	Zinc and lead Mining & refining	754	755	842
	— Lisheen	Ireland	Zinc and lead Mining	380	374	335
Oil and gas	— Cairn India	India	Oil and Gas	1,317	1,643	1,585
Iron Ore	— Western Cluster (Liberia)	Liberia	Iron Ore	26	12	10
	— Sesa Sterlite	India	Iron Ore	3,831	3,515	3,397
Copper
	— Sesa Sterlite	India	Copper smelting and refining	1,043	1,050	1,021
	— CMT	Australia	Copper mining	115	112	33
	— Fujairah Gold FZC	UAE	Precious metal refinery	79	81	92
Aluminium
	— BALCO	India	Aluminium production	3,811	3,554	3,002
	— Sesa Sterlite	India	Aluminium production	2,781	2,708	2,675
Power
	— Sesa Sterlite	India	Commercial power generation	165	107	100
	— TSPL	India	Commercial power generation	106	139	221
	— MALCO Energy Limited	India	Commercial power generation	79	81	80
Others				137	135	146

Total				21,437	20,556	19,545

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminium Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition”

We have a strong ongoing institutional commitment to the health and safety of our employees for achieving sustainable development in harmony with the communities and environments in which we operate. Proactively complying with and exceeding the requirements of regulatory guidelines, utilizing environment friendly technologies in our expansions and modernizations and implementing programs to support communities around our facilities are integral part of our business strategy. Most of our mines, smelters, refineries in India and outside India are ISO 14001 and OHSAS 18001 certified. We are committed to providing a healthy and safe working environment, to promoting empowerment, commitment and accountability of our employees and to being an equal opportunity employer. We actively initiate and participate in a variety of programs to contribute to the health, education and livelihood of the people in the local communities in which we operate, including through support of schools, educational programs and centers, women empowerment programs, hospitals and health centers. We constantly seek out and invest in new technologies and operational improvements to minimize the impact of our operations on the environment, including energy conservation measures, reductions in sulphur dioxide gas and other air emissions, water conservation and recycling measures and proper residue management. We also invest in programs to promote reforestation and better agricultural practices.

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

Regulatory Matters

Mining Laws

The Mines and Minerals (Development and Regulation) Amendment Act, 2015 (“MMDR Amendment Act”) was promulgated on March 27, 2015 to amend The Mines and Minerals (Development and Regulation) Act, 1957 (“MMDR Act”), the Mineral Concession Rules, 1960, as amended (“MC Rules”), and the Mineral Conservation and Development Rules, 1988, as amended (“MCD Rules”), and it governs mining rights and the operations of mines in India. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The GoI announced the National Mineral Policy in 1993. The MMDR Amendment Act has brought about significant changes in the legal regime for the mining sector including defining bauxite, iron ore, limestone and manganese ore as notified minerals, creation of a new category of mining license i.e. the prospecting license-cum-mining lease, grant of mining lease for a period of 50 years for all minerals other than coal, lignite and atomic minerals, establishment of District Mineral Foundation (“DMF”), auction of notified and other minerals by competitive bidding, including e-auction etc.

Grant of a Mining Lease

Only the government of the applicable state may grant a mining lease. The mining lease agreement governs the terms on which the lessee may use the land for the purpose of mining operations. If the land on which the mines are located belongs to private parties, the lessee must acquire the surface rights relating to the land from such private parties. If a private party refuses to grant the required surface rights to the lessee, the lessee is entitled to inform the state government and deposit with the state government compensation for the acquisition of the surface rights. If the state government deems that such amount is fair and reasonable, the state government has the power to order a private party to permit the lessee to enter the land and carry out such operations as may be necessary for the purpose of mining. For determining what constitutes a fair amount of compensation payable to the private party, state governments are guided by the principles of the Right to Fair Compensation and Transparency in Land Acquisition Rehabilitation and Resettlement Act, 2014 or Land Acquisition Act, which generally governs the acquisition of land by governments from private individuals. In case of land owned by the government, the surface right to operate in the lease area is granted by the government upon application as per the norms of that state government. If the mining operations in respect of any mining lease results in the displacement of any persons, the consent of such affected persons, and their resettlement and rehabilitation as well as payment of benefits in accordance with the guidelines of the applicable state government, including payment for the acquired land owned by those displaced persons, needs to be settled or obtained before the commencement of the mining project. The maximum term of a mining lease is 30 years and the minimum term is 20 years. A mining lease may be renewed for further periods of 20 years or less at the option of the lessee. The MC Rules provide that if a lessee uses the minerals for its own industry, then such lessee is generally entitled to a renewal of its mining lease for a period of 20 years, unless it applies for a lesser period. However, with the changes brought in by way of the MMDR Amendment Act, for all minerals other than coal, lignite and atomic minerals, mining leases shall now be granted for a period of 50 years. All mining leases granted for such minerals before the MMDR Amendment Act shall be valid for 50 years. On expiry of the lease, instead of being renewed, the leases shall be put up for auction. The MMDR Amendment Act specifies that any lease granted before the commencement of the MMDR Amendment Act, shall be extended: (i) up to March 31, 2030 for minerals used for captive purposes (specific end-use) and up to March 31, 2020 for minerals used for other than captive purposes, or (ii) until the completion of renewal period, or (iii) for a period of 50 years from the date of grant of such lease, whichever is later. This provision shall not apply to mining leases for which renewal has been rejected, granted, or lapsed.

Protection of the Environment

The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The National Mining Policy emphasizes that no mining lease would be granted to any party without a proper mining plan, including an environmental plan approved and enforced by statutory authorities and which provides for controlling environmental damage, restoration of mined areas and for planting trees according to prescribed norms. The MMDR Amendment Act now also provides for the creation of a DMF and a National Mineral Exploration Trust (“NMET”). The DMF is to be established by the state government for the benefit of persons in districts affected by mining related operations. The NMET shall be established by the central government for regional and detailed mine exploration. Licensees and lease holders shall pay the DMF an amount not more than one-third of the royalty prescribed by the central government, and the NMET two percent of royalty.

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

Oil and Gas Laws

Regulation of Exploration and Production

The MoPNG is the principal regulator of oil and natural gas exploration and production in India. The MoPNG established the Directorate General of Hydrocarbons in 1993 to promote the sound management of Indian petroleum and natural gas resources with due regard to the environmental, safety, technological and economic aspects of petroleum activities. The Directorate General of Hydrocarbons is responsible for, inter alia, ensuring correct reservoir management practices, reviewing and monitoring exploratory programs, the development plans of oil companies, and monitoring the production and the optimal utilization of gas fields.

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

Petroleum Exploration License and Petroleum Mining Lease under the Petroleum and Natural Gas Rules, 1959

The Petroleum and Natural Gas Rules provide the framework for the granting of petroleum exploration licenses and petroleum mining leases. Rule 4 of the Petroleum and Natural Gas Rules prohibits the prospecting or exploitation of any oil or gas unless a license or lease has been granted under the Petroleum and Natural Gas Rules. A Petroleum Mining Lease entitles the lessee to an exclusive right to extract oil and gas from the relevant contract area. Petroleum Exploration Licenses and Petroleum Mining Leases are granted by the MoPNG for offshore areas and by the relevant state governments, with the prior approval of the Government, for onshore areas. In 2006, the Government amended the Petroleum and Natural Gas Rules so that a licensee or lessee is now under an obligation to provide all data obtained under the license. Such data shall be the property of the Government, provided that the licensee or lessee shall have the right to make use of such data, free of cost, for the purposes of petroleum operations under the license or lease. The Government also has the right to disclose to the public all non-proprietary data without the consent of the licensee. The Government has the sole authority to determine what is proprietary.

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

Exploration Policy

The GoI has formulated a draft Uniform Licensing Policy under which, in the future, acreages will be awarded under a uniform license and will cover all types of hydrocarbons. The initiative intends to provide policy clarity on the exploration and production of different kinds of hydrocarbons found in same area. Earlier in 2013, the GoI provided clarity on its exploration policy in development blocks, allowing for contractors to further explore mining lease areas after the expiration of the exploration period. The GoI approved the policy on the exploration and production of shale gas under the nomination regime. The policy for shale gas exploration under other production sharing contracts (NELP and pre-NELP) is currently being put together. In October 2014, the GoI introduced policy measures which will improvise production sharing contract administration and execution. This is expected to help in monetizing some of the pending discoveries.

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

Power Sector

Licensing Requirements

Under the Electricity Act, 2003 (“Electricity Act”), the transmission, distribution of, and trading in electricity require licenses from the appropriate Central or State Electricity Regulatory Commissions (respectively, “CERCs” and “SERCs”, and collectively, “ERCs”), unless exempted. The Tariff Policy, 2006 requires all procurement of power after January 6, 2006 to be through the bidding route. The CERC (Terms and Conditions of Tariff) Regulations, 2009, or Tariff Regulations, apply where a tariff for a generating station or unit (other than those based on non-conventional energy sources) and transmission system is yet to be determined by CERC. In compliance with the Electricity Act, the GoI announced the National Electricity Policy in February 2005. The Electricity Act requires CEA to frame a National Electricity Plan once in five years and revise such plan from time to time in accordance with the National Electricity Policy.

Mega Power Projects

Under the Mega Power Policy introduced by the MoP on November 10, 1995 and amended on December 14, 2009, power projects which meet certain criteria are eligible to be classified as mega power projects.

Ultra Mega Power Projects

With the aim of meeting India’s significant power requirements, the GoI proposed the construction of Ultra Mega Power Projects or UMPPs in 2006. The award of the projects is based on competitive bidding processes, with the amount of normalized tariff for 25 years being a significant factor in their selection.

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

Other Laws

The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013, or Land Acquisition Act.

The Land Acquisition Act was notified with effect from 1 January 2014. The law replaces the 120 year old legislation the Land Acquisition Act, 1894 and is a unified legislation for acquisition of land and adequate rehabilitation mechanisms for all affected persons. As per the provisions of the Land Acquisition Act, the central government or appropriate state government is empowered to acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom the land is so acquired. There is also a mandatory requirement under the Act for Social Impact Assessment accompanying every land acquisition, to consider the social costs and benefits arising of such acquisition and a participative process has been prescribed for such acquisition by imposing the condition of obtaining consent of the requisite majority i.e. prescribed under the Act i.e. consent of up to 80% of people whose land is acquired for private projects and of 70% of the landowners in the case of public-private partnership projects and discussions and objections at every stage of the acquisition proceedings. It also provides for compensation as high as four times more than the existing practice in rural areas and two times in urban areas. In December 2014, an ordinance (The Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement (Amendment) Ordinance, 2014) was promulgated to amend the Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013. The ordinance was re-promulgated in a modified form in April 2015, and again in May 2015. Right to Fair Compensation and Transparency in Land Acquisition, Rehabilitation and Resettlement (Second Amendment) Bill, 2015 was introduced in Lok Sabha on May 11, 2015 to replace the April ordinance and was referred to a joint Parliamentary Committee for detailed examination.

Companies Act, 1956 and Companies Act, 2013

The Companies Act, 2013 to replace the Companies Act, 1956 which currently governs the formation, financing, functioning and winding up of companies, received assent in August 2013 and the 470 section legislation has been partially notified. The Companies Act, 2013 seeks to consolidate and amend the law relating to the companies and intends to improve corporate governance and to further strengthen regulations for corporates. The major features introduced by the 2013 Act include formulation of a corporate social responsibility policy and spending towards such activities, increased responsibility of independent directors and setting up of a National Financial Reporting Authority. Some new concepts such as one-person company, small companies, dormant company, class action suits, and registered valuers have also been included.

C. Organizational Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2015:

(1)	Volcan is beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the registered holder of Volcan’s shares, and consequently controls all voting and investment decisions of the Trust. Shares of Vedanta beneficially owned by Volcan may be deemed to be beneficially owned by the Trust. The beneficiaries of the Trust are members of the Agarwal family, including the Executive Chairman of Vedanta and our Chairman Emeritus Mr. Anil Agarwal (a beneficiary with effect from October 16, 2014) and certain of his family members. Mr. Anil Agarwal, as protector of the Trust, may in turn be deemed to have deemed beneficial ownership of Vedanta shares that are deemed beneficially owned by the Trust.
(2)	We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL on July 21, 2009 although the exercise is currently subject to dispute. See “B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.
(3)	We have exercised our option to acquire the remaining 49.0% of BALCO owned by the GoI on March 19, 2004. The exercise of this option has been contested by the GoI. The GoI has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

The principal members of our consolidated group of companies are as follows:

1.	Vedanta Limited. The company was originally incorporated in Goa on February 5, 1954 under the Portuguese Commercial Code as a private limited company on June 25, 1965 under the name “Sesa Goa Private limited” under the Companies Act 1956. It became a public limited company on April 16, 1981 pursuant to fresh certificate of incorporation issued by the Registrar of Companies, Goa, Daman and Diu. Thereafter the name of the company was changed from “Sesa Goa Limited” to “Sesa Sterlite Limited” pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on September 18, 2013 pursuant to the Re-organization Transactions and the name of the Company changed from “Sesa Sterlite Limited” to Vedanta Limited pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on April 21, 2015. Our ADSs are listed on the NYSE. Vedanta, through its subsidiaries, owned 62.8 % of our issued share capital as on March 31, 2015, and controls our management. The remainder of our share capital is held by Bhadram Janhit Shalika (previously known as the SIL Employees Welfare Trust), Franklin Templeton Investment Funds, Life Insurance Corporation of India and other institutional and public shareholders (37.2%).

2.	BALCO. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The GoI owns the remaining 49.0%. We exercised an option to acquire the GoI’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the GoI. Further, the GoI retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminium business.

3.	HZL. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. SOVL was merged into SIIL with effect from April 1, 2011 pursuant to a merger approved by the Hon’ ble Madras High Court. The remainder of HZL’s share capital is owned by the GoI (29.5%) and institutional and public shareholders and employees of HZL (5.6%). We have management control of HZL, which owns and operates our zinc business, and a call option to acquire the GoI’s remaining ownership interest at a fair market value to be determined by an independent appraiser. We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

4.	Cairn India: Our oil and gas business is owned and operated by Cairn India and its subsidiaries. On January 9, 2007, Cairn India was listed on the NSE and BSE. Vedanta acquired 58.5% of the fully diluted share capital of Cairn India from Cairn Energy Plc on December 8, 2011, and Vedanta’s shareholding in Cairn India was transferred to us pursuant to the Re-organization Transactions. As of March 31, 2015, our total ownership interest in Cairn India was 59.9%. Cairn India’s head office is located in Gurgaon New Delhi. We have offices in India including in Andhra Pradesh, Gujarat, Rajasthan, Tamil Nadu, Colombo and London. We are primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products.

5.	Sterlite Infra Limited. Sterlite Infra Limited was incorporated on June 25, 1999, state of Maharashtra, India, and its registered office is located in Tuticorin, State of Tamil Nadu. Sterlite Infra Limited is our wholly owned subsidiary. During fiscal year 2011, Sterlite Infra Limited acquired the zinc business of Anglo American Plc which included the acquisition of 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia, a 74.0% stake in BMM, which owns the Black Mountain mine and the Gamsberg Project, in South Africa and a 100.0% stake in Lisheen which owns the Lisheen mine in Ireland. During the current year Sterlite Infra Limited merged with Vedanta Limited after getting approval from the High Court of Madras on March 25, 2015. The appointed date of the merger is April 1, 2014.

6.	Skorpion. Skorpion, previously Anglo Base Namibia Holdings (Proprietary) Limited, previously Ambase Exploration (Namibia) Proprietary Limited was incorporated on June 16, 1998. The company has its headquarters at the Skorpion Zinc mine site, which is situated 25 km north of Rosh Pinah Namibia. The company’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. The company holds the entire share capital in the following companies: Skorpion Zinc (Proprietary) Limited, Namzinc Proprietary Limited and Skorpion Zinc (Proprietary) Limited is an investment holding company, holding the entire share capital in Namzinc and Skorpion. Namzinc operates a zinc refinery, who procures oxide zinc ore from Skorpion, who in turn extracts the ore from an open pit zinc deposit.

7.	BMM. BMM is an underground mining operation located at Aggeneys in the Northern Cape. It produces zinc, lead and copper concentrates which are sold both locally and exported to international customers through the Saldanha harbor. The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 28,000 tons of zinc, 38,000 tons of lead, 6,800 tons of copper and 46 tons of silver in concentrate, annually. Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM. The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.8 mmtpa plant feed and the share hoisting capacity is approximately 1.5mtpm. All production stopes are backfilled and waste filled, integrated into the mining sequence.

8.	Vedanta Lisheen Holdings Limited: Lisheen is located in County Tipperary in Ireland, 160 km SW of Dublin, Republic of Ireland Lisheen is a world-class zinc operation, consisting of an underground mine, concentrator and backfill plant, producing approximately 131,000 tons of zinc in concentrate annually. In addition, Lisheen produces 19,000 tons of lead concentrate annually. The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks, mainly limestone, which were formed approximately 320 million years ago. The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine extracts lead and zinc ore from underground, processes this into zinc and lead concentrates and sells these concentrates to smelters and customers in Europe, Asia, North Africa and the US. The deposit was discovered in 1990 and construction commenced in 1997 and in late 1999 production commenced from the two main ore bodies. The production from third ore body was commenced in 2006. The average depth is approximately 190 meters below surface and as pre current planning and financial forecasts the end of production is scheduled to November 2015.

9.	MALCO Energy Limited: MALCO was incorporated in Mettur, Tamil Nadu. MALCO’s equity shares were listed and traded on the NSE and BSE, and were subsequently delisted on June 19, 2009. Vedanta, through Twin Star and Welter Trading held 94.8% of MALCO’s share capital and controls the management. The remaining 5.4% ownership interest in MALCO is held by public shareholders. Pursuant to the Re-organization Transactions, MALCO merged with and into us through the issue of our shares to the shareholders of MALCO on a 7 for 10 basis. MALCO’s power business was sold to Vedanta Aluminium for a cash consideration of Rs. 1,500 million ($ 25 million), which is now renamed as MALCO Energy Limited.

10.	Talwandi Sabo Power Ltd: TSPL was incorporated as a special purpose vehicle by Punjab State Power Corporation Limited for development of 1980 MW on build-own-operate basis. TSPL has a 1,980 MW coal based thermal power plant facility (comprising of three units of 660 MW each) in Mansa in the state of Punjab. We have budgeted approximately Rs. 115,460 million ($ 1,853.9 million) cost of the project.

The key entities that control us are as follows:

1.	Volcan. Volcan holds 62.47 % of the share capital and 69.69% of the voting rights of Vedanta. Volcan is 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, is the protector of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the UK Financial Conduct Authority. See “- Vedanta.” Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

(ii)	1,280,084,749 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

(iii)	401,496,480 equity shares held by Finsider;

(iv)	44,343,139 equity shares held by Westglobe; and

(v)	38,241,056 equity shares held by Welter Trading.

Volcan is the majority shareholder of Vedanta, which is the sole shareholder of VRHL, which is the sole shareholder of each of Twinstar and VRFL. VRFL is the sole shareholder of VRCL, which is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly beneficially owned by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are deemed beneficially owned by the Trust and with effect from October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that regulates the ongoing relationship among them. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.”

D. Property, Plants and Equipment

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

Our revenue increased from Rs. 722,303 million in fiscal year 2013 to Rs. 725,243 million in fiscal year 2014 representing an increase of 0.4% and further increased to Rs. 733,579 million ($ 11,773.1 million) in fiscal year 2015 representing an increase of 1.1%. Operating profit decreased from Rs. 129,511 million in fiscal year 2013 to Rs. 127,528 million in fiscal year 2014 representing a decrease of 1.5%. Operating loss for fiscal year 2015 was Rs. 299,215 million ($ 4,802.0 million) representing a decrease of 334.6% operating profit as compared to fiscal year 2014.

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
	2013	2014	2015
	(in percentages)
Revenue:

Zinc – India	17.1	18.2	19.7
Zinc – International	6.0	5.5	4.9
Oil & Gas	24.3	25.8	20.0
Iron Ore	3.6	2.3	2.6
Copper	30.1	28.4	30.7
Aluminium	13.7	14.9	17.3
Power	4.7	4.8	4.6
Other	0.5	0.1	0.2

Total	100.0	100.0	100.0

Operating Profit / (loss):

Zinc – India	45.1	48.4	20.8
Zinc – International	3.9	1.9	1.4
Oil & Gas	38.9	42.3	(132.1)
Iron Ore	(0.1)	(4.3)	(1.1)
Copper	6.6	7.0	4.8
Aluminium	0.8	3.9	4.6
Power	4.9	1.2	1.5
Other	(0.1)	(0.4)	0.1

Total	100.0	100.0	100.0

	For the Year Ended March 31,
	2013	2014	2015
	(in percentages)
Segment Profit /(loss)(1):

Zinc – India	26.0	27.2	32.3
Zinc – International	6.4	5.1	5.1
Oil & Gas	52.1	55.1	40.6
Iron Ore	1.8	(1.1)	(0.4)
Copper	4.4	4.5	8.0
Aluminium	4.6	6.4	10.3
Power	4.7	2.9	3.9
Other	—	(0.1)	0.2

Total	100.0	100.0	100.0

Note:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating profit to segment profit for the periods presented:

	For the Year Ended March 31,
	2013	2014	2015	2015
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Zinc India:

Operating profit	58,341	61,696	62,267	999.3
Plus: Depreciation and amortization	5,886	6,946	8,338	133.8

Segment profit	64,227	68,642	70,605	1,133.1

Zinc International:

Operating profit	5,078	2,484	4,268	68.5
Plus: Depreciation and amortization(1)	10,634	10,345	6,791	109.0

Segment profit	15,712	12,829	11,059	177.5

Oil & Gas:

Operating profit/(loss)	50,370	53,942	(395,146)	(6,341.6)
Plus: Depreciation, depletion and amortization(2)	78,132	85,511	483,817	7,764.7

Segment profit/(loss)	128,502	139,453	88,671	1,423.1

Iron Ore:

Operating profit/(loss)	(77)	(5,476)	(3,422)	(54.9)
Plus: Depreciation and amortization	4,607	2,776	2,531	40.6

Segment profit/(loss)	4,530	(2,700)	(891)	(14.3)

	For the Year Ended March 31,
	2013	2014	2015	2015
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

Copper:

Operating profit	8,517	8,876	14,344	230.2
Plus: Depreciation and amortization	2,351	2,553	3,041	48.8

Segment profit	10,868	11,429	17,385	279.0

Aluminium:

Operating profit/(loss)	960	4,979	13,752	220.7
Plus: Depreciation and amortization(3)	10,325	11,152	8,777	140.9

Segment profit	11,285	16,131	22,529	361.6

Power:

Operating profit	6,393	1,494	4,484	72.0
Plus: Depreciation and amortization	5,158	5,935	3,940	63.2

Segment profit	11,551	7,429	8,424	135.2

Others:

Operating profit/(loss)	(71)	(467)	238	3.8
Plus: Depreciation and amortization	10	210	294	4.7

Segment profit/(loss)	(61)	(257)	532	8.5

(1)	Includes impairment charge of Rs. 2,873 million in fiscal year 2014
(2)	Includes impairment charge of Rs. 406,144 million ($ 6,518.1 million) in fiscal year 2015
(3)	Includes impairment charge of Rs. 668 million in fiscal year 2014 and Rs. 294 million ($ 4.7 million) in fiscal year 2015

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

On August 19, 2013, Sesa Goa furnished to the SEC a notice, as required under Rule 12g-3(f) under the Exchange Act which provided that Sesa Goa was the successor issuer to SIIL under the Exchange Act. Further, the equity shares of Sesa Goa with a par value of Re. 1 each, would be traded in the United States in the form of ADSs, where each ADS would represent four equity shares of Sesa Goa and such ADSs would be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act. The ADSs of Sesa Goa were registered for trading on the NYSE on September 13, 2013. On September 23, 2013, Sesa Goa submitted to the SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following approval from the Registrar of Companies, Goa on September 18, 2013. On April 22, 2015, Sesa Sterlite Limited submitted to the SEC regarding the name change to Vedanta Limited following the approval from the Registrar of Companies, Goa on April 21, 2015.

The Amalgamation and Re-organization Scheme

The Amalgamation and Re-organization Scheme was made effective in the month of August 2013. In accordance with the Amalgamation and Re-organization Scheme

(i)	SIIL merged with and into Sesa Goa (which was renamed Sesa Sterlite) through the issue of Sesa Goa shares to SIIL shareholders (other than MALCO) on a 3 for 5 basis resulting in the issue of 1,944,874,125 Sesa Goa shares to SIIL shareholders. The holders of SIIL ADSs received 3 Sesa Goa ADSs for every 5 existing SIIL ADSs. The outstanding convertible bonds have become convertible bonds of Sesa Goa with equivalent rights and obligations;

(ii)	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

(iii)	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a 7 for 10 basis, resulting in the issue of 78,724,989 Sesa Goa shares to the shareholders of MALCO and therefore MALCO’s holding in SIIL was cancelled;

(iv)	Sterlite Energy merged with and into Sesa Goa for no consideration;

(v)	Vedanta Aluminium’s aluminium business merged with and into Sesa Goa for no consideration; and

(vi)	Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which held Vedanta’s 70.5% ownership interest in Vedanta Aluminium, merged with and into Sesa Goa. SIIL held the remaining 29.5% of the shares of Vedanta Aluminium and upon this concurrent amalgamation scheme becoming effective, Vedanta Aluminium became a wholly-owned subsidiary of Sesa Sterlite.

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

Cairn India Consolidation

Pursuant to the share purchase agreement, dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Cairn India and an associated debt of $ 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $ 1. With effect from August 26, 2013, TEHL, TMHL and Cairn India (including all of its subsidiaries) are now subsidiaries of the Sesa Goa. As a result, Sesa Sterlite held 58.76% of the total shareholding of Cairn India as of August 26, 2013. On June 14, 2015, Vedanta Limited and Cairn India Limited announced a merger of both the companies through a Scheme of Arrangement under Indian law see “Item 8. Financial Information—B. Significant changes”

Acquisition of Power Assets

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and Sesa Goa, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90 MW operational and 210 MW under development) at Lanjigarh, was purchased by the Company at a consideration of Rs. 28,929 million ($ 482.2 million).

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

During the year ended March 31, 2015, the decline in commodity prices adversely impacted our revenue and operating profit. During fiscal year 2015, average prices decreased by 3.4% for lead, 15.3% for silver, 20.6% for Brent and 7.7% for copper and increased by 14.1% for zinc and 6.6% for aluminium.

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

During fiscal year 2015, 50.7% of BALCO’s alumina requirement and 36.3% of our Orissa Aluminium business’ alumina requirement were imported from third parties, with the rest supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
	2013	2014	2015
	(in US dollars per ton/ounce)
Zinc LME	1,948	1,909	2,177
Aluminium LME	1,974	1,773	1,890
Lead LME	2,113	2,092	2,021
Silver London Bullion Market Association *	30.5	21.4	18.1

*	silver is denominated in $/ ounce

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

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the fiscal years ended March 31, 2013, 2014 and 2015:

	For the Year Ended March 31,
	2013	2014	2015
	($ per barrel)
European Brent	110.0	107.5	85.4

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

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. The implied crude price realization generally lies within the stated guidance of 8% - 13% discount to Dated Brent for Rajasthan and 3% - 6% for Cambay, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated prices are almost similar.

Ravva crude is benchmarked to Tapis & Minas crude grades (South Asian crudes) and price realization in general is higher than Dated Brent. The crude oil price benchmarks are based on crude oil sales agreements.

Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. We sell iron ore under long-term price contracts as well as under ruling spot prices. The prices for iron ore are significantly dependent on the global and regional imbalances between the demand for and supply of iron ore, worldwide steel-making capacity and transportation costs. Long-term contract prices fluctuate based on the expected supply and demand of iron ore and the expected steel-making capacity for a period exceeding one year or more, whereas spot prices fluctuate based on short term imbalances between demand and supply. Every quarter, Vale, Rio Tinto and BHP Billiton negotiate with major steel manufacturers and set a benchmark price based on which other countries determine the price for their iron ore. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalty. As of March 31, 2015, we have issued four force majeure letters with respect to four of our long-term ore selling contracts, and all of our remaining long-term iron ore selling contracts have expired.

The following table sets forth the daily average iron ore prices (62% iron) for each of the last three years:

	For the Year Ended December 31,
	2012	2013	2014
Iron Ore
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	$128.3	$135.3	$94.9

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for almost 100% of our copper concentrate requirements during fiscal year 2015, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
	2013	2014	2015
	(in US cents per pound)
Copper TcRc	12.8	16.6	21.4

The LME price of copper affects our profitability as we source copper concentrate substantially from third parties, which accounted for 100 % of our copper concentrate requirements in fiscal year 2015. We do not expect to source any copper concentrate from our copper mine, Mt. Lyell in the near future, as the mine has been placed under care and maintenance since July 2014 due to a mud slide and an incident of a rock falling on the ventilation shaft. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	For the Year Ended March 31,
	2013	2014	2015
	(in US dollars per ton)
Copper LME	7,853	7,103	6,558

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission or the CERC determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. Tariff for supply of power from our Mettur power plant to the Tamil Nadu Electricity Board is determined by the energy purchase agreement with the Tamil Nadu Electricity Board. In case of our 1,980 MW thermal power plant at Talwandi Sabo, the project was set up through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process and in accordance with guidelines set out in the power purchase agreement with Punjab State Power Corporation Limited (“PSPCL”). Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets. The average power realization price for the years ended March 31, 2014 and 2015 was Rs. 3.5 and Rs.3.1 per unit respectively.

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

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, including with CMT, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its power requirement partially through its 30 MW captive power plant and partially from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources 37.3% of its thermal coal requirement from South Eastern Coal Fields Limited, a subsidiary of Coal India Limited. We entered into five-year supply agreements in 2008 for five units of 135 MW each, in 2009 for two additional units of 135 MW each and in 2014 for an additional two units of 135 MW each for the Jharsuguda 1,215 MW captive power plant. The remaining coal is sourced through open market purchases and imports. The contract entered in 2008 was further renewed in 2014 until 2018. Shortages of coal at Coal India Limited may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India Limited to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

HZL, in January 2006, as part of a consortium with five other partners, secured the award of a coal block from the Ministry of Coal of the GoI. HZL’s share of the coal block is approximately 31.5 million tons. On June 16, 2008, the Ministry of Coal of the GoI approved the consortium’s plan for mining the coal block. However, on February 17, 2014, the Ministry of Coal issued a letter cancelling the coal block allocation stating that the consortium could not obtain forest clearance and adhere to time line for development of the coal block and also taking into consideration the fact that the same was rejected earlier. This cancellation by the Ministry of Coal was challenged by the consortium in the High Court of Chattisgarh and a stay order was granted on March 11, 2014. In September 2014, the Supreme Court revoked all the allocations of coal blocks which were awarded from 1992 to 2012 by the Ministry of Coal’s screening committee, and a new tender process is underway for the allocation of coal blocks.

After being denied access to the coal field, HZL continues to import coal from third party suppliers despite the fact, HZL had been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI, but the same was linked to development of the allocated coal block. There has been no access to coal since September, 2012. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

Further, we had obtained coal block allocations of 112.2 million tons from the Ministry of Coal, GoI to support the 2,400 MW thermal-based commercial power facility in the State of Odisha in Eastern India. However, on September 24, 2014, the Supreme Court ordered for the cancellation of the coal blocks allotted by the GoI over the past few decades. BALCO participated in the e-auction for Gare Palma IV/1 coal mine and was the preferred bidder. Per The Coal Mines (Special Provisions) Act, 2015, post the preferred bidder status, the Coal Ministry was to confirm the status further to the Nominated Authority’s recommendation. The Nominated Authority pursuant to the recommendation of the Coal Ministry issued an order dated March 20, 2015 stating that BALCO is not to be declared as the successful bidder in respect of Gare Palma IV/1 Coal Mine. BALCO has filed a writ petition in the high court (See “Item 8. Financial Information – A. Legal Proceedings—Proceedings by BALCO pertaining to direction by GoI not to declare us as the successful bidder in the e-auction of Gare Palma IV/1 coal mine”).

For our zinc and iron ore business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In iron ore, logistics represents approximately 25 % to 30 % of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments.”

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs. We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, Cairn India’s oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the Jharsuguda 2,400 MW power facilities and TSPL 660 MW power facilities are substantially outsourced to third party contractors.

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

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for each of the last three fiscal years:

	For the Year Ended March 31,
	Unit of Measurement	2013	2014	2015
	(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	12.8	16.6	21.4

Cost of production before by-product revenue(2)
Zinc India(3)		$1,111	1,069	1,215
Zinc International(4)		$1,165	1,300	1,533
Oil and Gas(5)	$/boe	22.2	20.9	22.9
Iron ore(6)		$41.3	40.9	134.9
Copper smelting and refining(7)	¢/lb	20.1	18.8	14.0
Aluminium(8)		$1,887	1,664	1,790
Power – Jharsuguda 2400 MW plant	Rs./unit	2.1	2.1	2.1

Cost of production net of by-product revenue(2)
Zinc India(3)		$981	985	1,111
Zinc International(4)		$1,089	1,167	1,393
Oil and Gas(5)	$/boe	22.2	20.9	22.9
Iron ore(6)		$41.3	40.9	134.9
Copper smelting and refining(7)	¢/lb	8.7	9.7	4.2
Aluminium(8)		$1,879	1,658	1,785
Power - Jharsuguda 2400 MW plant	Rs./unit	2.1	2.1	2.1

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.
(3)	Cost of production of zinc before by-product revenue increased from Rs. 64,663 per ton for the fiscal year 2014 to Rs. 74,309 per ton for the fiscal year 2015. The increase was primarily due to long term wage agreement and higher landed coal prices, which was partly offset by higher acid realization and lower diesel prices. There was also an increase in royalty rates from 8.4% to 10% and lead royalty rate increased from 12.7% to 14.5%, with effect from September 1, 2014. Royalty rates for zinc and lead in India are the highest in the world and much higher compared to other base metals. In addition, a further amount of royalty was provided with effect from January 12, 2015 for DMF and NMET, even as the notification for DMF contribution under the Mines & Minerals Development & Regulation Act (“MMDRA”) is awaited. Cost of production of zinc net of by-product revenue increased from Rs. 59,561 per ton in fiscal year 2014 to Rs. 67,914 per ton in fiscal year 2015. The increase was due to increase in costs as explained above offset by higher by-product sulphuric acid prices.
(4)	Cost of production before by-product credit increased from $ 1,167 per ton to $ 1,393 per ton, an increase of 18.6%. This was mainly driven by reduced volumes, and increasing TcRc. Due to unplanned disruptions, maintenance expenses were higher, resulting in increased cost of production.
(5)	Cost of production for oil and gas, increased to $ 22.9 per net boe in fiscal year 2015 from $ 20.9 per net boe in fiscal year 2014, primarily on account of higher unsuccessful exploration costs.

(6)	Cost of production for iron ore, increased by $ 94.0 to $ 134.9 from $ 40.9 in fiscal year 2015. This was primarily due to nil production from Goa and higher waste mining in Karnataka during the year.
(7)	Cost of production, when compared before offsetting the by-product and free copper revenue decreased by 4.8 ¢/lb to 14.0¢/lb from 18.8 ¢/lb in fiscal year 2014, mainly due to higher volumes. When computed net of by-product and free copper revenue, the cost 9.7 ¢/lb in fiscal year 2014 reduced to 4.2 ¢/lb in fiscal year 2015, primarily due to higher volumes, lower petroleum and power prices and higher by-product credits.
(8)	The cost of production before adjusting by-product revenue increased from Rs. 100,640 per ton in fiscal year 2014 to Rs. 111,023 per ton in fiscal year 2015. The cost of production of hot metal at Jharsuguda-I increased by due to higher purchased alumina prices and an increase in aluminium LME. However, higher alumina prices and higher e-auction coal prices were partially offset by operational efficiencies, with an improved linkage coal availability and lower specific power consumption. The cost of production at Korba-I increased due to high alumina cost, higher coal costs, and tapering of coal linkage by another 25% this year. However, this was partially offset by the improved operational efficiencies. The cost of production net of by-product credit increased from Rs. 100,400 per ton in fiscal year 2014 to Rs. 110,758 per ton in fiscal year 2015, primarily due to the reasons discussed above.

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

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of Royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•	Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of Royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron. During fiscal year 2015, iron ore operations in Goa were closed due to the continued mining ban in the state of Goa, and operations in Karnataka were also shut during a large part of the year. So our cost of production of iron ore will show an significant increase as the cost of production also factors in fixed administrative costs incurred in our Goa operations and Karnataka operations. Also in Karnataka, we did a significant amount of waste mining, largely carried over from the previous year and therefore the stripping cost was high and due to lower ore production, cost of production increases significantly.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this Annual Report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•	Cost of production of power for Jharsuguda 2400 MW power plant (and not for the TSPL 660 MW, the 274 MW HZL power plant, the 270 MW BALCO power plant and the 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

For more information see Note (2) to the table on page 14 of Item 3A: “Key Information – Selected Consolidated Financial Data”.

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

		For the Year Ended March 31,
	Product	2013	2014	2015
		(tons except where otherwise stated)
Zinc India	Zinc	676,923	749,167	733,803
	Lead	118,316	122,596	127,143
	Silver (Kilograms)	373,900	349,620	327,508
Zinc International
— Skorpion	Zinc	145,342	124,924	102,188
— BMM	Copper(3)	3,799	6,880	5,678
	Zinc(3)	38,577	28,999	27,022
	Lead(3)	48,883	37,574	32,142
— Lisheen	Zinc(3)	169,485	151,022	130,897
	Lead(3)	23,407	21,048	19,265
Oil & gas (on net basis)
	Crude Oil (mmbbls)	32.5	32.2	31.4
	Natural Gas (bcf)	2.9	3.9	3.5
Iron ore	Saleable Ore Production (dmt)	3.7	1.5	0.6
Copper	Copper cathode(1)	353,154	294,434	362,373
	Copper rods	171,855	123,053	170,338

Aluminium	Ingots(2)	314,293	335,722	303,756
	Billets	98,299	121,232	115,979
	Rods	295,451	286,252	133,603
	Rolled Products (2)	58,587	51,083	46,807
	Hot Metal	7,396	—	—
Power	Power (Million Units) (4)	10,112	9,374	9,859

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(2)	Includes production capitalized in fiscal years 2013, 2014 and 2015 of 724 tons, 691 tons and 1,157 tons respectively.
(3)	Refers to mined metal content in concentrate.
(4)	Includes production under trial run in fiscal years 2013, 2014 and 2015 of 298 million units, nil million units and 274 million units respectively.

Any general ban on resource extraction activities by the government of a jurisdiction containing resource extraction operations of us could have the effect of closing or limiting production from our operations. For example, our total iron ore production declined from 3.7 million tons in fiscal year 2013 to 0.6 million tons in fiscal year 2015 due to a mining ban imposed in Goa and Karnataka during these periods. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. See “Item 4. Information on the Company—B. Business Overview—Our Business—Iron Ore Business” for more details. Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.

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

Profit Petroleum

The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts. Profit Petroleum sharing between the GoI and the contractor is determined by post tax rate of return in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan block as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the post tax rate of return investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

Following table summarizes the current government share of profit petroleum for various development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2013	2014	2015
Ravva	60%	60%	60%
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Cambay – CB-X	60%	60%	60%
Rajasthan – DA1	20%	30%	40%
Rajasthan – DA2	20%	20%	30%

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

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levied an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.5% (for the period from March 18, 2012 to February 28, 2015, the CVD was 12%) of the assessable value and basic custom duty, which is levied on imports in India. Education cess and secondary and higher education cess on CVD is reduced to nil from March 17, 2012 (prior to March 17, 2012 it was 3% of CVD).

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

In fiscal years 2014 and 2015, exports accounted for 18.5% and 20.9 % respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2012 to September 20, 2013 (percentage of F.O.B value of exports)	September 21, 2013 to November 21, 2014 (percentage of F.O.B value of exports)	November 22, 2014 to present (percentage of F.O.B value of exports)
Zinc concentrate	1.5%	1.3%	1.0%
Zinc ingots	2.0%	1.7%	1.9%
Lead concentrate	1.5%	1.3%	1.0%

In fiscal years 2014 and 2015, exports accounted for 56.8% and 56.2%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, in the form of Marked Linked Focus Product Scheme as a percentage of the F.O.B value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to March 31, 2015 (percentage of F.O.B value of exports)
Copper cathode	2.0%
Copper rods #	2.0%

#	Applicable for export to Czech Republic only.

Further, with effect from April 1, 2015, new merchandise exports from India scheme was introduced in place of marked linked focus product scheme. In the new scheme, no export incentive has been notified for copper products.

In fiscal years 2014 and 2015, exports accounted for 28.2% and 33.7% respectively, of our aluminium business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	October 1, 2011 to September 12, 2013	September 13, 2013 to March 31, 2014	April 1, 2014 to November 21, 2014	November 22, 2014 to Present
Aluminium ingots	2.0%	1.7%	1.7%	1.9%
Aluminium rods	2.0%	1.7%	1.7%	1.9%
Aluminium rolled products	3.0%	3.0%	0%	0%

In the case of sales to Focus Markets (as defined herein), export assistance premiums for these products would extend to 3% to 4% of the F.O.B value of exports made to the countries specified under the Focus Market Scheme. The Focus Markets Scheme was implemented under Chapter 3 of the Foreign Trade Policy of India in 2009. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain focus markets, including, but not limited to Argentina, Austria, Chile, Cambodia, New Zealand and Bulgaria (“Focus Markets”). The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

In fiscal year 2015, export assistance premiums on aluminium rolled products were eliminated and duty exemption scheme of duty free import authorization was introduced to enable duty free import of inputs required for export production pursuant to Chapter 4 of the foreign trade policy whereby advance authorization for inputs and exports items was given under the Standard Input Output Norm (“SION”) policy scheme.

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the Free on Board value of exports).

Effective from March 1, 2011, the GoI raised export duty on iron ore fines and lumps from 5% and 10% respectively to an even rate of 20%, ad valorem on the Free on Board value of exports. Effective from December 30, 2011, the GoI further raised the rate of export duty on iron ore fines and lumps from 20% to 30%. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58% is 10%.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2015 was charged at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 33.9%. Non-resident companies was charged at statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.7% during fiscal year 2015. We have an effective tax rate lower than the statutory rate, benefiting from tax holiday in Rajasthan block under Section 80-IB (9) of the Income Tax Act, 1961.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax (“MAT”), whichever is greater. The effective MAT rate during fiscal year 2015 for Indian companies was 20.9% and for non-resident companies was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20% from 16.995% in the earlier year. Further, the Finance Act 2015 has increased the surcharge from 10% to 12%, which results in effective tax rate of 20.35% with effect from fiscal year 2016. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

We currently pay an excise duty of 12.5% with effect from March 1, 2015 (for the period from March 17, 2012 to February 28, 2015, the excise duty was 12% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale upto February 28, 2015). We charge the excise duty and additional charge to our domestic customers. We pay excise duty on metallurgical coke at the rate of 6.0% and an additional charge as education cesses of 3.0% on the excise duty, whereas on pig iron of 12% and an additional charge as education cesses of 3.0% on the excise duty. HZL pays excise duty on silver at the rate of 8.0% effective from August 13, 2013 (4.0% prior to that) and an additional charge of 3.0% on the excise duty.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10% with effect from September 01, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014 and 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014 and 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount royalty effective from January 12, 2015 for DMF and NMET, even as the notification for the DMF contribution under the MMDRA is pending. The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 10% ad valorem, the rate declared by the Indian Bureau of Mines on a monthly basis.

Royalty is also payable at Cairn India to the state government of Rajasthan, Andhra Pradesh and Gujarat for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Cess is paid at the rate of Rs. 4500/MT for crude oil which was Rs. 2500/MT till March 16, 2012, with additional Rs. 51.5/MT (inclusive of 3% education cess and higher education cess) as National Calamity Contingent Duty, or NCCD till February 2015. Since March 2015, pursuant to amendments in the Finance Act, 3% of education cess and higher education cess is no longer payable. Sales tax payments are made at the rate of 2% (central sales tax) on sale of both crude oil and natural gas.

For the Ravva block, royalty is Rs. 481/MT and cess is fixed at Rs. 900/MT on crude oil. Royalty on natural gas is 10% of well-head value of gas. Sales tax payments stand at 2% (central sales tax) or 5% (value added tax) on crude oil and 14.5% on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participated in the payment of NCCD at the rate of Rs. 51.5/MT (inclusive of 3% education cess and higher education cess) NCCD until February 2015. Since March 2015, pursuant to amendments in the Finance Act, 3% of education cess and higher education cess on NCCD is not payable. Sales tax payments (central sales tax) are made at a rate of 2% on crude oil and 15% (value added tax) on natural gas.

For all the above blocks, education surcharge was paid at 3% of applicable cess value, which has been discontinued as per Ministry of Finance circular with effect from December 2013.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•	7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and

•	3.5% of turnover for Lisheen. The turnover is identified as gross revenue less smelter deductions, treatment charges, freight and marine insurance charges on a semi-annual basis.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly established units in certain geographical areas are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	renewable energy devices being windmills installed on or before March 31, 2012 are eligible for accelerated depreciation at 80%. However, units that have opted for generation based incentive are not eligible for the said accelerated depreciation; and

•	income from investment in mutual funds is exempt from a tax subject to certain conditions.

We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within Vedanta Limited and in some of our operating subsidiaries such as Cairn, BALCO and HZL. HZL’s export unit, effective from the quarter ended June 30, 2008, has benefited from its 100.0% export unit status, where profits on export sales are exempt from tax for a specified period. The export unit status expired on March 31, 2011. HZL also benefits from a tax holiday exemption with respect to its zinc ingot melting and casting plant at Haridwar and silver refinery, zinc and lead melting casting plant at Pantnagar in the state of Uttarakhand in North India. Cairn enjoys tax holiday with respect to its Rajasthan blocks. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions and HZL has also benefited from establishing wind energy generating projects. In addition, a large part of Vedanta Limited, Cairn and HZL’s investment of surplus cash are in tax exempt instruments. Commercial power business also enjoys a tax exemption on their independent power plants for ten years from the date of commencement of their operations. The Vizag port is also subject to favorable tax treatment.

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

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. In the course of preparing these financial statements, our management has made judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions. For a discussion of our significant accounting policies, see Note 3 to the Consolidated financial statements included in this Annual Report. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods affected.

We believe the critical accounting estimates are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

See “Note 3. T. “Critical accounting judgments and estimation uncertainty” of Notes to the Consolidated financial statements” for a detailed discussion on the critical accounting estimates.

Results of Operations

Overview

Consolidated Statement of Profit or Loss

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Year Ended March 31,
	2013	2014	2015
	(in percentages)
Consolidated Statement of Profit or Loss:
Revenue	100.0	100.0	100.0
Cost of sales	(77.1)	(76.9)	(135.8)

Gross Profit	22.9	23.1	(35.8)
Other operating income	0.5	0.6	0.7
Distribution expenses	(2.3)	(1.7)	(1.4)
Administration expenses	(3.2)	(4.4)	(4.3)

Operating profit	17.9	17.6	(40.8)
Investment and other income	4.9	5.8	7.0
Finance and other costs	(7.6)	(10.0)	(8.6)

Profit before taxes	15.2	13.4	(42.5)
Income tax expense	1.0	(4.8)	14.8
Profit/(loss) for the year	16.2	8.6	(27.7)
Profit attributable to:
Equity holders of the parent	8.6	2.2	(17.5)
Non-controlling interest	7.6	6.4	(10.2)

Net revenue by Geographic Location

The primary markets for our products are India and China. Other markets include number of countries mostly in the Asia, Middle East and Europe. We endeavor to sell as large a quantity of our products as possible in India due to the Indian market premium that we receive on sales in India. The following table sets forth our revenue from each of our primary markets and our revenue from each of our primary markets as a percentage of our total revenue for the periods indicated:

	2013		2014		2015
	(Rs in million)	% of revenue	(Rs in million)	% of revenue	(Rs in million)	(US dollars in millions)	% of revenue
India	506,264	70.1	499,064	68.8	481,451	7,726.7	65.6
China	76,992	10.6	67,825	9.4	57,846	928.4	7.9
UAE	20,872	2.9	29,469	4.1	40,705	653.3	5.5
Others(1)	118,175	16.4	128,885	17.7	153,577	2464.7	21.0

	722,303	100.0	725,243	100.0	733,579	11,773.1	100.0

Notes:

(1)	Other markets primarily include Belgium, South Korea, Malaysia, Mexico, Singapore, Vietnam, Indonesia, Taiwan, Saudi Arabia, Belgium, Switzerland, Netherlands, UK, Italy, Spain, Denmark, South Africa, Tanzania, Nigeria, Croatia, Kuwait, Hong Kong, Oman, Norway, Jordan, Colombia, Turkey, USA, Kenya and Nepal.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business.

	Year Ended March 31,
	2013	(%) 2014	2015
Consolidated	35.3	34.4	31.4
Zinc – India	40.2	41.2	40.5
Zinc – International	96.9	97.5	95.7
Oil & Gas	100.0	100.0	100.0
Iron Ore	39.0	42.4	52.2
Copper	39.8	30.4	32.8
Aluminium	45.5	29.4	35.5
Power	83.4	83.8	82.4

No single customer accounted for 10.0% or more of our revenue on a consolidated basis in any of the years indicated except for our oil and gas business, where, a single customer accounted for 11.3 % of our revenue on a consolidated basis in fiscal year 2014.

Comparison of years ended March 31, 2014 and March 31, 2015

Revenue and Operating Profit

Consolidated

Revenue increased from Rs. 725,243 million in fiscal year 2014 to Rs. 733,579 million ($ 11,773.1 million) in fiscal year 2015, an increase of Rs. 8,336 million, or 1.1%. Revenue increased in fiscal year 2015 mainly driven by increased sales volume across our zinc, aluminium, iron ore and copper businesses, increase in daily average LME prices of zinc, increase in production in aluminium business from our new smelter in BALCO, increase in iron ore sales from Karnataka and the increased cathode production in the copper business. However, this benefit was partially offset by a significant fall in average Brent oil prices, combined with lower sales volumes impacting our oil and gas business and reduced sales from our power business.

Operating profit decreased from Rs. 127,528 million in fiscal year 2014 to operating loss of Rs. 299,215 million ($ 4,802.0 million) in fiscal year 2015, a decrease of Rs. 426,743 million, or 334.6%. The decrease in operating profit was primarily due to impairment charge of Rs. 406,438 million ($ 6,522.8 million) mainly in our oil and gas business. Operating profit excluding impairment (which is derived by adding impairment charge to the operating profit solely for comparability purposes) in fiscal year 2015 was at Rs. 107,223 a decrease of Rs. 20,305 million or 15.9%. The reduction in operating profit excluding impairment was primarily due to lower sales realization in oil and gas business which was impacted by the significant fall in average oil prices. This was partially offset by an increase in the average LME prices of zinc and lower depreciation costs across all businesses. In line with its accounting policy, the Group has carried out a review of the useful life of its assets and considering the physical condition of the assets and benchmarking analysis, the Group has revised the useful life. The carrying value of the assets has been depreciated over the revised remaining useful life with effect from October 1, 2014. The impact in the fiscal year 2015 was a reduction by Rs. 4,337 million in depreciation as compared to fiscal year 2014. Operating margin excluding impairment charge decreased from 17.6% in fiscal year 2014 to 14.6% in fiscal year 2015, as the operating margins decreased in zinc and oil and gas business as a result of lower production in zinc and lower average oil prices in oil and gas business. However, operating margins improved in our copper and aluminium businesses, driven by higher average LME prices of aluminium and in our copper business on account of higher production and TcRc rates.

Contributing factors to our consolidated operating profit were as follows:

•	Cost of sales increased from Rs. 557,900 million in fiscal year 2014 to Rs. 995,968 million ($ 15,984.1 million) in fiscal year 2015, an increase of Rs. 438,068 million, or 78.5%. The increase is primarily due to impairment charge of Rs. 406,438 million ($ 6,522.8 million). Cost of sales excluding impairment for fiscal year 2015 was Rs. 589,530 million, an increase of Rs. 31,630 million, or 5.7%. The increase was due to higher power and fuel costs across our business and higher exploration cost in oil and gas business in fiscal year 2015 as compared to fiscal year 2014.

•	Other operating income increased from Rs. 4,541 million in fiscal year 2014 to Rs. 4,802 million ($ 77.1 million) in fiscal year 2015, an increase of Rs. 261 million, or 5.7%. The increase was primarily due to higher realization from scrap sales of Rs. 184 million and higher profits on the sale of fixed assets amounting to Rs. 72 million.

•	Distribution expenses decreased from Rs. 12,127 million in fiscal year 2014 to Rs. 10,078 million ($ 161.7 million) in fiscal year 2015, a decrease of Rs. 2,049 million, or 16.9%, mainly due to reduced sales in CMT and our zinc international business. As a result, distribution expense as a percentage of revenue decreased from 1.7% in fiscal year 2014 to 1.4% in fiscal year 2015.

•	Administration expenses decreased from Rs. 32,229 million in fiscal year 2014 to Rs. 31,550 million ($ 506.4 million) in fiscal year 2015, a decrease of Rs. 679 million, or 2.1% mainly due to foreign exchange differences of Rs. 4,008 million partially offset by higher personnel and administration expenses by Rs. 3,325 million. As a percentage of revenue, administration expenses decreased from 4.4% in fiscal year 2014 to 4.3% in fiscal year 2015.

Zinc India

Revenue in the Zinc India segment increased from Rs. 131,980 million in fiscal year 2014 to Rs. 144,127 million ($ 2,313.1 million) in fiscal year 2015, an increase of Rs. 12,147 million, or 9.2%. This increase was primarily driven by higher daily average LME prices of zinc and higher lead production, offset by lower production of zinc and silver and lower daily average LME prices of lead and silver.

Specifically:

•	Zinc ingot production decreased from 749,167 tons in fiscal year 2014 to 733,803 tons in fiscal year 2015, a decrease of 2.1%, due to lower mined metal production and smelter shutdown. This is in line with our mine plan at Rampura Agucha mine (RAM), of lower mined metal production in the first half of the year as we excavated more waste than ore. Zinc ingot sales also decreased in line with the lower production, from 750,766 tons in fiscal year 2014 to 735,783 tons in fiscal year 2015, a decrease of 2%.

•	Zinc ingot sales in the domestic market decreased from 557,158 tons in fiscal year 2014 to 483,361 tons in fiscal year 2015, a decrease of 13.2%. Our domestic sales as a percentage of total sales decreased from 74.2% in fiscal year 2014 to 65.7% in fiscal year 2015. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. As a result of reduction in production being sold in the domestic market, our export sales increased from 193,607 tons of zinc in fiscal year 2014 to 252,422 tons of zinc in fiscal year 2015, an increase of 30.4%.

•	The daily average zinc cash settlement price on the LME increased from $ 1,909 per ton in fiscal year 2014 to $ 2,177 per ton in fiscal year 2015, an increase of 14.0%.

•	Lead ingot production increased from 122,596 tons in fiscal year 2014 to 127,143 tons in fiscal year 2015, an increase of 3.7% in line with mined metal production. Lead ingot sales increased from 121,120 tons in fiscal year 2014 to 128,752 tons in fiscal year 2015, an increase of 6.3%, due to increase in production.

•	Silver ingot production decreased from 349,620 kilograms in fiscal year 2014 to 327,508 kilograms in fiscal year 2015 a decrease of 6.3% on account of fall in integrated production driven by reduced output from Zawar mine. Sale of silver ingots decreased from 351,825 kilograms in fiscal year 2014 to 327,230 kilograms in fiscal year 2015, a decrease of 7.0% on account of the fall in the integrated production.

•	The daily average lead cash settlement price on the LME decreased from $ 2,092 per ton in fiscal year 2014 to $ 2,021 per ton in fiscal year 2015, a decrease of 3.4%.

•	The daily average silver London Bullion Market Association prices decreased from $ 21.4 per ounce in fiscal year 2014 to $ 18.1 per ounce in fiscal year 2015, a decrease of 15.2%.

Operating profit in the zinc India segment increased from Rs. 61,696 million in fiscal year 2014 to Rs. 62,267 million ($ 999.3 million) in fiscal year 2015, an increase of Rs. 571 million, or 0.9%, whereas, operating margin decreased from 46.7% in fiscal year 2014 to 43.3% in fiscal year 2015. The increase in operating profit in fiscal year 2015 was primarily due to the higher average LME prices of zinc, increase in lead sales volume and Rupee depreciation offset by reduction in zinc and silver sales volume and lower daily average LME prices of lead and lower daily average silver London Bullion Market Association prices. Operating profit was also negatively affected by increase in the cost of production of zinc (net of by-product revenue) from Rs. 59,561 per ton in fiscal year 2014 to Rs. 67,914 per ton in fiscal year 2015 and cost of production of lead (net of by-product revenue) from Rs. 61,274 per ton in fiscal year 2014 to Rs. 63,057 per ton in fiscal year 2015. Increase in depreciation by Rs. 1,392 million in fiscal year 2015 as compared to fiscal year 2014 further impacted the operating profit. The decrease in operating margin was also due to lower daily average LME prices of lead, lower daily average silver London Bullion Market Association prices and higher cost of production in fiscal year 2015.

Zinc International

Revenue from external customers in the Zinc International segment decreased from Rs. 40,156 million in fiscal year 2014 to Rs. 35,886 million ($ 575.9 million) in fiscal year 2015, a decrease of Rs. 4,270 million or 10.6%. The decrease in revenue was primarily due to lower volumes in all the units combined with fall in daily average lead LME prices offset by the increase in daily average zinc LME prices and Rupee depreciation against the US dollar. Specifically:

•	Production of refined zinc metal at Skorpion registered a decrease from 124,924 tons in fiscal year 2014 to 102,188 tons in fiscal year 2015, a decrease of 22,736 tons or 18.2%. This was mainly due to an unplanned disruption due to a fire incident in the cell house resulting in a shutdown of the refinery for a period of 23 days during January 2015, followed by a gradual ramp-up.

•	Production of zinc metal in concentrate from the Lisheen and BMM mines decreased from 180,020 tons in fiscal year 2014 to 157,919 tons in fiscal year 2015, a fall of 12.3%. Production of lead metal in concentrate also decreased from 58,622 tons to 51,407 tons, a decrease of 7,215 tons or 12.3%. This decrease was primarily due to the phase wise closure of the Lisheen mine which is near the end of its life, is expected to end production in mid fiscal year 2016 and in BMM due to lower ore grades and change in mining methods.

•	The daily average zinc cash settlement price on the LME increased from $ 1,909 per ton in fiscal year 2014 to $ 2,177 per ton in fiscal year 2015, an increase of 14.0%.

•	The daily average Lead cash settlement price on the LME decreased from $ 2,092 per ton in fiscal year 2014 to $ 2,021 per ton in fiscal year 2015, a decrease of 3.4%.

Operating profit in the Zinc International segment increased from Rs. 2,484 million in fiscal year 2014 to Rs. 4,268 ($ 68.5 million) in fiscal year 2015, an increase of Rs. 1,784 million or 71.8%, largely on account of impairment charge of Rs. 2,873 million in fiscal year 2014. Operating profit excluding impairment charge decreased from Rs. 5,357 million in fiscal year 2014 to Rs. 4,268 million ($ 68.5 million) in fiscal year 2015, a decrease of Rs. 1,089 million or 20.3%, largely on account of the fall in volumes driven by an unplanned shutdown at our mine in Skorpion and reduction in volumes at our mines in Lisheen and BMM and higher cost of production. Operating margin (excluding impairment charge in fiscal year 2014) decreased from 13.3% in fiscal year 2014 to 11.9% in fiscal year 2015.

Oil and Gas Business

Revenue from external customers in the oil and gas segment decreased from Rs. 187,103 million in fiscal year 2014 to Rs. 146,945 million ($ 2,358.3 million) in fiscal year 2015, a decrease of Rs. 40,158 million or 21.5%. The decrease in revenue was primarily contributed to the significant fall in average Brent oil prices combined with lower entitlement interest sales volumes which was partially offset by depreciation of the Rupee against the US Dollar. Specifically:

•	The daily average Brent oil price realization decreased from $ 94.5 per boe, in fiscal year 2014 to $ 75.8 per boe, in fiscal year 2015, a significant decrease of 19.7%.

•	Entitlement interest sales decreased from 89,708 boepd in fiscal year 2014 to 87,560 boepd in fiscal year 2015, a decrease of 2,148 boepd or 2.4%. The fall was mainly on account of lower exploration and development spend.

•	Average exchange rate increased by 0.7% to 60.9 in fiscal year 2015 from 60.5 in fiscal year 2014.

Operating profit in the oil and gas segment decreased from Rs. 53,942 million in fiscal year 2014 to an operating loss of Rs. 395,146 million ($ 6,341.6 million) in fiscal year 2015, a decrease of Rs. 449,088 million or 832.5%. Impairment loss of Rs. 406,144 million ($ 6,518.1 million), lower sales realizations and higher exploration cost written off in fiscal year 2015 contributed to such operating loss of Rs. 395,146 million, which was partially offset by a decrease in the depletion charge in the same fiscal year. Exploration costs written off were higher in fiscal year 2015 as two major wells were declared dry and the well cost of these two wells were written off.

Iron Ore

Revenue from external customers increased from Rs. 16,516 million in fiscal year 2014 to Rs. 19,039 million ($ 305.6 million) in fiscal year 2015, an increase of Rs. 2,523 million, or 15.3%. The increase was primarily due to higher volumes of sales from Karnataka in the comparable period and increase in pig iron and metallurgical coke production.

•	Iron ore production decreased from 1.5 million tons in fiscal year 2014 to 0.6 million tons in fiscal year 2015, a decrease of 0.9 million tons or 60% due to a mining ban in the states of Karnataka and Goa during fiscal year 2014. At Karnataka, production recommenced on February28, 2015, following receipt of all requisite clearances and approvals, at an annual capacity of 2.29 mtpa.

•	The production of pig iron and metallurgical coke was higher by 19.8% and 22.6% to 610,757 tons and 499,919 tons, respectively. The increase is primarily due to the full year operations of new pig iron capacity which is now fully ramped up and further de-bottlenecking of the pig iron plant which resulted in an increase in capacity from 625,000 tons to 700,000 tons.

Operating loss in the iron ore segment decreased from Rs. 5,476 million in fiscal year 2014 to Rs. 3,422 million ($ 54.9 million) in fiscal year 2015, a decrease of Rs. 2,054 million. The decrease in operating loss is primarily due to the increase in sales from Karnataka through e-auction and higher production of pig iron and metallurgical coke.

Copper

Revenue from external customers increased from Rs. 205,577 million in fiscal year 2014 to Rs. 225,198 million ($ 3,614.2 million) in fiscal year 2015, an increase of Rs. 19,621 million, or 9.5%. This increase was primarily due to the increase in production of cathodes, higher TcRc and higher sales in Fujairah. Specifically:

•	Copper cathode production increased from 294,434 tons in fiscal year 2014 to 362,373 tons in fiscal year 2015, an increase of 23.1%. The production in fiscal year 2014 was lower on account of temporary closure of our smelter in first quarter of fiscal year 2014. Copper cathode sales increased from 173,430 tons in fiscal year 2014 to 190,872 tons in fiscal year 2015, an increase of 10.1%, due to higher production.

•	Production of copper rods increased from 123,053 tons in fiscal year 2014 to 170,338 tons in fiscal year 2015, an increase of 38.4%, reflecting the increase in the cathode production and higher market demand. Copper rod sales increased from 122,745 tons in fiscal year 2014 to 170,742 tons in fiscal year 2015, an increase of 39.1% in line with the increase in production.

•	Sales of copper in the Indian market increased from 143,849 tons in fiscal year 2014 to 194,747 tons in fiscal year 2015, an increase of 35.4%, and our exports also increased from 152,326 tons in fiscal year 2014 to 166,868 tons in fiscal year 2015, an increase of 9.5%. Our domestic sales as a percentage of total sales increased from 48.6% in fiscal year 2014 to 53.9% in fiscal year 2015.

Operating profit in the copper segment increased from Rs. 8,876 million in fiscal year 2014 to Rs. 14,344 million ($ 230.2 million) in fiscal year 2015, an increase of Rs. 5,468 million, or 61.6%. Operating margin also increased from 4.3% in fiscal year 2014 to 6.4% in fiscal year 2015. The increase in operating profit was primarily due to an increase in volume in fiscal year 2015 as production in fiscal year 2014 was impacted by lower volumes on account of temporary smelter closure and higher costs of production and higher TcRc rates in line with the market conditions. In particular:

•	TcRc rates increased from an average of 16.6¢/lb realized in fiscal year 2014 to an average of 21.4 ¢/lb realized in fiscal year 2015.

•	Cost of production net of by-product and free copper revenue, which consists of cost of smelting and refining costs, decreased from 9.7 ¢/lb in fiscal year 2014 to 4.2 ¢/lb in fiscal year 2015, primarily due to higher average realization on the sale of sulphuric acid, a by-product, from Rs. 1,278 per ton in fiscal year 2014 to Rs. 2,779 per ton in fiscal year 2015.

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 107,790 million in fiscal year 2014 to Rs. 126,900 million ($ 2,036.6 million) in fiscal year 2015, an increase of Rs. 19,110 million, or 17.7%. This increase was primarily due to an increase in production from our new smelter in BALCO and an increase in the daily average LME prices of aluminium and premium on metal, offset by higher purchased alumina prices. Specifically:

•	Aluminium production increased from 794,289 tons in fiscal year 2014 to 877,259 tons in fiscal year 2015, an increase of 10.4%. Production of value added products increased from 57.7% in fiscal year 2014 to 76.4% in fiscal year 2015.

•	Aluminium sales increased from 792,971 tons in fiscal year 2014 to 877,549 tons in fiscal year 2015, an increase of 10.7% in line with the increase in production from new smelter in Korba. Sales of aluminium ingots increased from 335,241 tons in fiscal year 2014 to 429,242 tons in fiscal year 2015, an increase of 28.0%. Wire rod sales were flat from 286,146 tons in fiscal year 2014 to 286,503 tons in fiscal year 2015, and rolled product sales decreased from 50,504 tons in fiscal year 2014 to 46,165 tons in fiscal year 2015, a decrease of 8.6%, reflecting the market conditions. Billets sales decreased from 121,080 tons in fiscal year 2014 to 115,639 tons in fiscal year 2015, representing a decrease of 4.5%.

•	Aluminium sales in the domestic market decreased from 545,514 tons in fiscal year 2014 to 519,920 tons in fiscal year 2015, a decrease of 4.7%. Domestic sales decreased in fiscal year 2015 due to the substitution of aluminium ingots with lower priced imported aluminium scrap by the domestic customers. Our aluminium exports increased from 247,456 tons in fiscal year 2014 to 357,629 tons in fiscal year 2015. Our domestic sales as a percentage of total sales decreased from 68.8 % in fiscal year 2014 to 59.2 % in fiscal year 2015.

•	The daily average aluminium cash settlement price on the LME increased from $ 1,773 per ton in fiscal year 2014 to $ 1,890 per ton in fiscal year 2015, an increase of 6.6%.

Operating profit in the aluminium segment increased from Rs. 4,979 million in fiscal year 2014 to Rs. 13,752 million ($ 220.7 million) in fiscal year 2015, an increase of Rs. 8,773 million. Higher sales realization due to an increase in average LME prices of aluminium, higher volumes and premium and depreciation of the Indian Rupee against the US dollar contributed to the increase in operating profit which was partially offset by higher purchased alumina prices and higher e-auction coal prices.

Power

Revenue from external customers in the power segment decreased from Rs. 35,076 million in fiscal year 2014 to Rs. 33,906 million ($ 544.2 million) in fiscal year 2015, a decrease of Rs. 1,170 million or 3.3%.The Jharsuguda 2,400 MW power plant operated at a lower Plant Load Factor (PLF) of 39% during fiscal year 2015 due to lower market demand and transmission constraints for some regions. Specifically:

•	Power sales increased from 9,374 million units in fiscal year 2014 to 9,859 million units in fiscal year 2015, an increase of 5.2%. This was primarily due to the commencement of operations at our 660 MW TSPL commercial power plant during 2015. This was partially offset by reduction in power sales from Jharsuguda 2,400 MW and BALCO 270 MW. Whereas, excluding the trial runs, the net power sold increased from 9,374 million units (excluding the power generated under trial runs Nil) in fiscal year 2014 to 9,585 million units (excluding the power generated under trial runs 274 million units) in fiscal year 2015, an increase of 2.3%.

•	The average power realization decreased from Rs. 3.54 per unit in fiscal year 2014 to Rs. 3.12 per unit in fiscal year 2015, a decrease of 11.9%.(excluding power from 660 MW TSPL commercial power plant)

•	Cost of generation at the power business decreased from Rs. 2.23 per unit in fiscal years 2014 to Rs. 2.14 in fiscal year 2015, a decrease of 4.0% on account of lower coal costs.

Operating profit in the power segment increased from Rs. 1,494 million in fiscal year 2014 to Rs. 4,484 million ($ 72.0 million) in fiscal year 2015, an increase of Rs. 2,990 million or 200.1%, primarily as a result of sales from our 660 MW TSPL commercial power plant commissioned during 2015 and lower depreciation on account of revised estimates of useful life. Operating margin increased from 4.3% in fiscal year 2014 to 13.2% in fiscal year 2015.

Other

Operating profit in our other business segment increased from operating loss of Rs. 467 million in fiscal year 2014 to operating profit of Rs.238 million ($ 3.8 million) in fiscal year 2015.

Investment and Other income

Investment and other income increased from Rs. 42,165 million in fiscal year 2014 to Rs. 51,154 million ($ 821.0 million) in fiscal year 2015 an increase of Rs. 8,989 million or 21.3%, primarily due to an increase in fair value gain on financial assets held for trading, primarily on investments held at HZL.

Finance costs

Finance costs decreased from Rs. 72,821 million in fiscal year 2014 to Rs. 63,398 million ($ 1,017.5 million) by Rs. 9,423 million or 12.9% in fiscal year 2015. This was on account of translation loss on foreign currency borrowings as Rupee depreciation against the US dollar in fiscal year 2015 was at 4.2 % as compared to 10.5 % in fiscal year 2014 and reduced interest on convertible bond which was repaid in October 2014.

Tax expense

Tax expense/credit changed from tax expense of Rs. 34,646 million in fiscal year 2014 to tax credit of Rs. 108,320 million ($ 1,738.4 million) in fiscal year 2015. Our effective income tax rate, calculated as tax expense/credit divided by our profit before taxes, was expense of 35.8% in fiscal year 2014 as compared to expense of 34.8% in fiscal year 2015. The effective tax rate was in line with the previous year. The tax credit in the current year includes deferred tax reversal on impairment charge of Rs. 131,340 Million.

Non-controlling interest

On account of above mentioned factors, profit for the year decreased from Rs. 62,226 million in fiscal year 2014 to loss of Rs. 203,139 million ($ 3,260.1 million) in fiscal year 2015, a decrease of Rs. 265,365 million or 426.5%.

Profit attributable to non-controlling interest decreased from profit of Rs. 46,760 million in fiscal year 2014 to loss of Rs. 74,789 million ($ 1,200.2 million) in fiscal year 2015, a decrease of Rs. 121,549 million or 259.9%, driven by the fall in profit during the year. Non-controlling interest as a percentage of profit or loss decreased from 75.1% in fiscal year 2014 to 36.8% in fiscal year 2015.

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

Operating profit decreased from Rs. 129,511 million in fiscal year 2013 to Rs. 127,528 million ($ 2,125.5 million) in fiscal year 2014, a decrease of Rs. 1,983 million, or 1.5%. The decrease in operating profit was primarily due to continued ban on iron ore mining operations, impact of lower tariff recognition from GRIDCO in the power business, and the fall in volumes in the Zinc International business and lower daily average LME prices across metals, offset by better operating performance at our aluminium, Zinc India and oil and gas business together with the impact of Rupee depreciation against the US dollar. Operating margin decreased from 17.9% in fiscal year 2013 to 17.6% in fiscal year 2014, as the operating margins decreased across the businesses as a result of lower LME prices. However, operating margin improved in our aluminium business driven by improving operating efficiencies and in our copper business on account of higher TcRc rates.

Contributing factors to our consolidated operating profit were as follows:

•	Cost of sales increased from Rs. 556,663 million in fiscal year 2013 to Rs. 557,900 million ($ 9,298.3 million) in fiscal year 2014, an increase of Rs. 1,237 million, or 0.2%. The marginal increase in the cost of sales was driven by the impact of Rupee depreciation on dollar denominated raw material costs and the impact of lower tariff recognition from GRIDCO in the power business. However, the increase has been primarily offset by the fall in LME prices and improved operational efficiencies primarily in the aluminium business. Cost of sales as a percentage of revenue decreased from 77.1% in fiscal year 2013 to 76.9% in fiscal year 2014.

•	Other operating income increased from Rs. 3,791 million in fiscal year 2013 to Rs. 4,541 million ($ 75.7 million) in fiscal year 2014, an increase of Rs. 750 million, or 19.8%. The increase was primarily due to decrease in foreign exchange losses by Rs. 577 million and higher by-product sales in the aluminium business as against fiscal year 2013, partly offset by lower profits on the sale of fixed assets by Rs.783 million, and lower income from scrap sales by Rs. 86 million.

•	Distribution expenses decreased from Rs. 16,430 million in fiscal year 2013 to Rs. 12,127 million ($ 202.1 million) in fiscal year 2014, a decrease of Rs. 4,303 million, or 26.2%, mainly due to negligible sales in the iron ore business on account of the mining ban imposed for the better part of the year. As a result, distribution expense as a percentage of revenue decreased from 2.3% in fiscal year 2013 to 1.7% in fiscal year 2014.

•	Administration expenses increased from Rs. 23,490 million in fiscal year 2013 to Rs. 32,229 million ($ 537.2 million) in fiscal year 2014, an increase of Rs. 8,739 million, or 37.2% mainly due to foreign exchange differences of Rs. 4,863 million, higher personnel and administration expenses by Rs.4,742 million and higher provision towards receivables of Rs. 2,487 million, partially offset by a charge of Rs. 1,000 million recorded in fiscal year 2013 towards the amount paid to the District Collector, Tuticorin, for improvement of the environment, including soil and water, in the vicinity of the Tuticorin smelter, as directed by the Supreme Court. As a percentage of revenue, administration expenses increased from 3.2% in fiscal year 2013 to 4.4% in fiscal year 2014.

Zinc India

Revenue in the Zinc India segment increased from Rs. 123,241 million in fiscal year 2013 to Rs. 131,980 million ($ 2,199.7 million) in fiscal year 2014, an increase of Rs. 8,739 million, or 7.1%. This increase was primarily driven by higher integrated production volumes, offset by lower daily average LME prices of zinc, lead and silver and no sales of zinc concentrate.

Specifically:

•	Zinc ingot production increased from 676,923 tons in fiscal year 2013 to 749,167 tons in fiscal year 2014, an increase of 10.7%, on account of improved mined metal production in line with the mine plan, improved operational efficiencies and higher roaster availability. Zinc ingot sales also increased in line with the higher production, from 674,959 tons in fiscal year 2013 to 750,766 tons in fiscal year 2014, an increase of 11.2%.

•	Zinc ingot sales in the domestic market increased from 471,032 tons in fiscal year 2013 to 557,158 tons in fiscal year 2014, an increase of 18.3%. Our domestic sales as a percentage of total sales increased from 69.8% in fiscal year 2013 to 74.2% in fiscal year 2014. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. As a result of more of the production being sold in the domestic market, our export sales decreased from 203,926 tons of zinc in fiscal year 2013 to 193,607 tons of zinc in fiscal year 2014, a decrease of 5.1%.

•	The daily average zinc cash settlement price on the LME decreased from $ 1,948 per ton in fiscal year 2013 to $ 1,909 per ton in fiscal year 2014, a decrease of 2.0%.

•	There were no zinc concentrate sales during fiscal year 2014, in accordance with the mine plan, as compared to the sales of 119,570 dry metric tons in fiscal year 2013.

•	Lead ingot production increased from 118,316 tons in fiscal year 2013 to 122,596 tons in fiscal year 2014, an increase of 3.6%, due to better utilization of our smelter capacity. Lead ingot sales increased from 117,445 tons in fiscal year 2013 to 121,120 tons in fiscal year 2014, an increase of 3.1%, due to increase in production.

•	Silver ingot production decreased from 373,900 kilograms in fiscal year 2013 to 349,620 kilograms in fiscal year 2014, a decrease of 6.5% on account of a reduction in the custom production volume. The integrated production volume increased from 288,226 kilograms in fiscal year 2013 to 300,557 kilograms in fiscal year 2014, an increase of 4.3%, driven by increased output from Zawar mine. Sale of silver ingots decreased from 373,954 kilograms in fiscal year 2013 to 351,825 kilograms in fiscal year 2014, a decrease of 5.9% on account of the fall in the custom production.

•	The daily average lead cash settlement price on the LME decreased from $ 2,113 per ton in fiscal year 2013 to $ 2,092 per ton in fiscal year 2014, a decrease of 1.0%.

•	The daily average silver London Bullion Market Association prices decreased from $ 30.5 per ounce in fiscal year 2013 to $ 21.4 per ounce in fiscal year 2014, a decrease of 29.8%.

Operating profit in the zinc India segment increased from Rs. 58,341 million in fiscal year 2013 to Rs. 61,696 million ($ 1,028.3 million) in fiscal year 2014, an increase of Rs. 3,355 million, or 5.8%, whereas, operating margin decreased from 47.3% in fiscal year 2013 to 46.7% in fiscal year 2014. The increase in operating profit in fiscal year 2014 was primarily due to the higher lead and integrated silver sales volume, higher premium over LME prices and Rupee depreciation, offset by a lower daily average LME prices of zinc and lead and lower daily average silver London Bullion Market Association prices. These factors cumulatively had a positive impact of Rs. 9,640 million in fiscal year 2014. Operating profit was also negatively affected by increase in the cost of production of zinc (net of by-product revenue) from Rs. 53,446 per ton in fiscal year 2013 to Rs. 59,561 per ton in fiscal year 2014 and cost of production of lead (net of by-product revenue) from Rs. 54,869 per ton in fiscal year 2013 to Rs. 61,274 per ton in fiscal year 2014 which had an impact of Rs. 3,482 million. Increase in depreciation by Rs. 1,060 million in fiscal year 2014 as compared to fiscal year 2013 further impacted the operating profit. The decrease in operating margin was also due to lower daily average LME prices of zinc and lead, lower daily average silver London Bullion Market Association prices and higher cost of production in fiscal year 2014.

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

Operating profit in the Zinc International segment decreased from Rs. 5,078 million in fiscal year 2013 to Rs 2,484 million ($ 41.4 million) in fiscal year 2014, a decrease of Rs. 2,594 million or 51.1%, largely on account of the fall in volumes driven by an unplanned shut down at our mine in Skorpion after a tank failure in the third quarter of fiscal year 2014, and disruptions at our mines in Lisheen and BMM in the first quarter of fiscal year 2014, higher cost of production and lower LME prices. Operating margin decreased from 11.7% in fiscal year 2013 to 6.2% in fiscal year 2014.

Oil and Gas Business

Revenue from external customers in the oil and gas segment increased from Rs. 175,518 million in fiscal year 2013 to Rs. 187,103 million ($ 3,118.4 million) in fiscal year 2014, an increase of Rs. 11,585 million or 6.6%. The increase in revenue was primarily contributed by the Rupee depreciation against the US dollar, offset by the fall in average Brent prices realization combined with lower entitlement interest sales volumes. Specifically:

•	Entitlement interest sales decreased from 90,307 boepd in fiscal year 2013 to 89,708 boepd in fiscal year 2014, a decrease of 599 boepd or 0.7%. The fall was on account of increase in profit petroleum tranche payable to the GoI according to the production sharing contracts.

•	The daily average Brent price realization decreased from $ 97.5 per boe in fiscal year 2013 to $ 94.5 per boe in fiscal year 2014, a decrease of 3.1%.

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

Finance costs

Finance costs increased from Rs. 54,716 million in fiscal year 2013 to Rs. 72,821 million ($ 1,213.7 million) by Rs. 18,105 million or 33.1% in fiscal year 2014 due to a one-time amortization of borrowing cost due to prepayment of Cairn India acquisition loans partially offset by favorable refinancing of these loans, cessation of interest capitalization pertaining to the Jharsuguda smelter during fiscal year 2014 and translation loss on foreign currency borrowings.

Tax expense

Tax expense/credit changed from tax credit of Rs. 7,502 million in fiscal year 2013 to tax expenses of Rs. 34,646 million ($ 577.4 million) in fiscal year 2014. Our effective income tax rate, calculated as tax expense/credit divided by our profit before taxes, was credit of 6.8% in fiscal year 2013 as compared to expense of 35.8% in fiscal year 2014. The effective tax rate increased during fiscal year 2014, largely due to a one-time credit of Rs. 15,790 million following the internal reorganization in Cairn India during fiscal year 2013. Effective tax rate increased in fiscal year 2014, despite the impact of a tax reversal of Rs. 13,990 million on account of the Re-organization Transactions, as the benefit was largely offset by the increase in the deferred tax liability on the fair valuation of Cairn India following an increase in surcharge by 5% and other one-time provisions.

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

Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for the fiscal years 2011, 2012, 2013, 2014 and 2015:

	For the Year Ended March 31,
	2011 (Rs. In millions)	2012 (Rs. In millions)	2013 (Rs. In millions)	2014 (Rs. In millions)	2015 (Rs. In millions)	2015 (US dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	116,379	154,064	97,110	56,199	125,710	2,017.7
Investing activities	(157,215)	(484,939)	(153,176)	(52,631)	(43,939)	(705.2)
Financing activities	59,771	370,706	1,855	(6,280)	(86,448)	(1,387.3)

Liquidity

As of March 31, 2015, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 505,103 million ($ 8,106.3 million), and near-term debt redemption obligations of Rs. 57,712 million ($ 926.2 million), and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 8,270 million ($ 132.7 million). We expect that our current cash and short term investments, together with our cash flows from operations, will be our principal sources of cash to satisfy our capital requirements for the next few years. We also obtained cash from shareholder contributions to our share capital, offerings of our equity shares or ADSs and by issue of Foreign Currency Convertible Notes or FCCNs during fiscal year 2010. While we believe that our current and anticipated sources of cash will be adequate to satisfy our capital requirements, current global market and economic conditions have increased the cost of and decreased the availability of credit and adversely affected the financial markets and economy in India, the United States and most other western and emerging economies, which in turn has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations”.

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

Our business is heavily dependent on plant and machinery for the production of our copper, zinc, oil and gas, iron ore and aluminium products, as well as investments in our mining and exploration operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal year 2013, 2014 and 2015 were Rs. 85,321 million, Rs 95,309 million and Rs. 103,742 million ($ 1,665.0 million), respectively, largely due to our capacity expansion and new projects across our copper, zinc, aluminium and power businesses.

HZL has expansion projects in the amount of approximately Rs. 79,400 million ($ 1,274.3 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayad mines. The plan also involves the opening up of a new mine at Bamnia Kalan in the Rajpura Dariba belt. Production from these mines will be gradually enhanced through the continuous development of the mines. As of March 31, 2015, Rs. 32,600 million ($ 523.2 million) has been spent.

We commenced exploration campaigns in Rajasthan in our oil and gas business to test prospective reserves. To unlock the potential, continued exploration drilling, seismic activities and construction activities, studies are being carried out. The estimated cost of this project is Rs. 31,045 million ($ 498.2 million). The capital expenditure spent on this project as of March 31, 2015, is Rs. 28,279.8 million ($ 453.9 million).

We have ongoing-projects in the amounts of approximately Rs. 235,673.6 million ($ 3,782.3 million) set up on the existing producing fields at Mangala, Bhagyam and Aishwariya. The plan involves ramping up or sustaining the production from all the fields for which additional wells and related surface facilities are being drilled and constructed. As of March 31, 2015, Rs. 168,631.2 million ($ 2,706.3 million) was spent.

The Mangala Development pipeline is designed to evacuate the crude oil produced from the Rajasthan assets and provide access to markets. The pipeline ends at the coastal location of Bhogat and has been completed till the area of Salaya, Gujarat. The estimated cost of developing the pipeline is Rs. 79,920.8 million ($ 1,282.6 million). As of March 31, 2015, Rs. 64,790.9 million ($ 1,039.8 million) has been spent.

We are investing Rs. 46,880.5 million ($ 752.4 million) to upgrade the existing Raageshwari gas terminal to provide increased capacity and also to unlock the opportunities in Mangala and Aishwariya Barmer hill development. We are also looking at the options to construct a new gas pipeline to monetize the additional gas potential in the block. As of March 31, 2015 Rs. 10,887.3 million ($ 174.7 million) has been spent.

We have Rs. 22,900 million ($ 381.7 million) of ongoing expansion projects to increase our total copper capacity to 800,000 tpa with a 160 MW coal based thermal captive power plant and on October 1, 2012, the first 80 MW unit of the new captive power plant was commissioned and the second 80 MW unit was commissioned on March 7, 2014. Surplus power generated by this plant is currently sold to third parties, but the expansion of the smelter is on hold as the necessary approvals have not yet been obtained. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ petition filed before the High Court of Madras, although this petition has not prevented the continued operation of the plant. We have incurred Rs. 14,555 million ($ 233.6 million) on these projects as of March 31, 2015.

BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh consisting of four units of 300 MW each which is due for capitalization in a phased manner in fiscal year 2016.

BALCO is in the process of setting up a 325,000 tpa aluminium smelter and 1200 MW power facility at an estimated cost of Rs. 101,110 million ($ 1,622.7 million) which uses pre-baked technology from the Guiyang Aluminium —Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the 325,000 tpa aluminium smelter started in fiscal year 2014, and commence commercial production has been started during the current fiscal year. The capital expenditure spent on these projects as of March 31, 2015 is Rs. 89,135 million ($ 1,430.5 million).

BALCO received a coal block allocation of 211 million tons for use in its captive power plants in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO has received the forest diversion clearance and the rehabilitation and resettlement approval and was working to obtain the mining lease. However, on September 24, 2014, the coal block was deallocated and an amount of Rs. 844.8 million ($ 13.6 million) had been spent. We have assessed and may be able to recover an amount up to Rs. 294.1 million ($ 4.7 million).

We planned to invest Rs. 106,000 million ($ 1,701.17 million) to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by (i) increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking; (ii) constructing a second alumina refinery with a capacity of 3 mmtpa; and (iii) constructing an associated 210 MW captive power plant. However, the expansion of the alumina refinery at Lanjigarh has been on hold since October 2010, the date of the MoEF’ s direction to us to cease further construction. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2015, we spent Rs. 52,811 million ($ 847.5 million) we are also investing an estimated Rs. 145,000 million ($ 2,327.1 million) to set up a second 1,250,000 tpa aluminium smelter. Power to the new smelter will be provided by our 2,400 MW commercial power plant at Jharsuguda. As of March 31, 2015, we spent Rs. 123,520 million ($ 1982.3 million) on this project.

The first 660 MW unit of the Talwandi Sabo power plant was capitalized on December 01, 2014 after the successful completion of trial runs. The second unit will be synchronized in the second quarter of fiscal year 2016 and the third unit in the third quarter of fiscal year 2016. The estimated cost of this 1,980 MW project is Rs. 115,460 million ($ 1,853.0 million). As of March 31, 2015, we spent Rs. 104,703 million ($ 1,680.4 million) on this project.

In fiscal year 2015 and 2016, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of Rs. 161,512 million ($ 2,592.1 million) and Rs. 115,549 million ($ 1,854.4 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on March 31, 2015 of Rs.162.15 ($ 2.6) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be Rs. 202,355 million ($ 3,247.6 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

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

We have consistently paid dividends including tax on dividend amounting to Rs. 18,472 million in fiscal year 2013, Rs. 27,057 million in fiscal year 2014 and Rs. 27,081 million ($ 434.7 million) in fiscal year 2015.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.

Comparison of Years Ended March 31, 2014 and March 31, 2015

Net Cash from Operating Activities

Net cash from operating activities was Rs. 125,710 million ($ 2,017.7 million) in fiscal year 2015 compared to net cash from operating activities of Rs. 56,199 million in fiscal year 2014, an increase of Rs. 69,511 million. Net increase in cash generation from operating activities was mainly due to following reasons:

•	net purchases of short term investments was Rs. 4,869 million ($ 78.1 million) in fiscal year 2015 compared to net purchase of short term investments of Rs. 120,662 million in fiscal year 2014.

•	income tax paid was Rs. 37,806 million ($ 606.7 million) in fiscal year 2015 compared to outflow of Rs. 46,703 million in fiscal year 2014.

•	the cash generated from operating assets and liabilities (working capital) in fiscal year 2015 was Rs. 3,774 million ($ 60.6 million) compared to cash used of Rs. 7,078 million in fiscal year 2014.

•	interest paid was Rs. 84,816 million ($1,361.2 million) in fiscal year 2015 compared to outflow of Rs. 49,625 million in fiscal year 2014.

•	interest received was Rs.18,453 million ($ 296.2 million) in fiscal year 2015 compared to inflow of Rs. 16,678 million in fiscal year 2014.

•	dividends received was Rs. 1 million ($ 0.0 million) in fiscal year 2015 compared to inflow of Rs. 67 million in fiscal year 2014.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 43,939 million ($705.2 million) in fiscal year 2015 and Rs. 52,631 million in fiscal year 2014. The net cash used in investing activities in fiscal year 2015 was lower primarily due to:

•	higher cash used towards expansion projects and exploration across our zinc, oil and gas, iron ore, copper, aluminium and power businesses of Rs. 103,742 million ($ 1,665.0 million) in fiscal year 2015 as compared to Rs. 95,309 million in fiscal year 2014.

•	net cash inflow was Rs. 61,026 million ($ 979.3 million) in fiscal year 2015 as compared to net cash inflow from short term deposits of Rs. 42,944 million in fiscal year 2014.

•	net cash inflow on account of loans to related parties was Rs. 13 million ($ 0.2 million) in 2015 as compared to net cash outflow of Rs. 3,473 million in fiscal year 2014.

Net Cash provided by Financing Activities

Net cash used in financing activities was Rs. 86,448 million ($ 1,387.3 million) in fiscal year 2015 and Rs. 6,280 million in fiscal year 2014, primarily on account of:

•	net cash inflow from long-term and short-term debts (other than working capital and related party debt) was Rs. 26,885 million ($ 431.5 million) as compared to cash outflow of Rs. 64,832 million in 2014.

•	net cash inflow from acceptances was Rs. 2,911 million ($ 46.8 million) in fiscal year 2015 as compared to cash inflow of Rs. 10,344 million in fiscal year 2014.

•	net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of Rs. 27,081 million ($ 434.7 million) in fiscal year 2015 as compared to Rs. 27,056 million in fiscal year 2014.

•	net cash outflow from loans from related parties was Rs. 79,733 million ($ 1,279.6 million) in fiscal year 2015 as compared to cash inflow of Rs. 84,459 million in fiscal year 2014.

•	net cash inflow from working capital loans was Rs. 1,641 million ($ 26.3 million) in fiscal year 2015 as compared to cash outflow of Rs. 8,275 million in fiscal year 2014.

•	net cash outflow for buyback of shares of subsidiary was Rs. 11,218 million ($ 180.0 million) in fiscal year 2015 as compared to of Rs. 1,065 million in fiscal year 2014.

Comparison of Years Ended March 31, 2013 and March 31, 2014

Net Cash from Operating Activities

Net cash from continuing operating activities was Rs. 56,199 million ($ 936.9 million) in fiscal year 2014 compared to net cash from continuing operating activities of Rs. 97,110 million in fiscal year 2013, a decrease of Rs. 40,911 million. Net decrease in cash generation from operations arose mainly due to following reasons:

•	net purchases of short term investments was Rs. 120,662 million ($ 2,011.1 million) in fiscal year 2014 compared to net purchase of short term investments of Rs. 65,871 million in fiscal year 2013.

•	income tax paid was Rs. 46,703 million ($ 778.4 million) in fiscal year 2014 compared to outflow of Rs. 60,983 million in fiscal year 2013.

•	the cash used in operating assets and liabilities (working capital) in fiscal year 2014 was Rs. 7,078 million ($ 118.0 million) compared to cash used of Rs. 2,438 million in fiscal year 2013.

•	interest paid was Rs. 49,625 million ($ 827.1 million) in fiscal year 2014 compared to outflow of Rs. 48,918 million in fiscal year 2013.

•	interest received was Rs. 16,678 million ($ 278.0 million) in fiscal year 2014 compared to inflow of Rs. 3,051 million in fiscal year 2013.

•	dividends received was Rs. 67 million ($ 1.1 million) in fiscal year 2014 compared to inflow of Rs. 1,802 million in fiscal year 2013.

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

Net Cash provided by Financing Activities

Net cash used in financing activities was Rs. 6,280 million ($ 104.9 million) in fiscal year 2014 and provided by financing activities was Rs. 1,855 million in fiscal year 2013, primarily on account of:

•	net cash outflow from long-term and short-term debts (other than working capital and related party debt) was Rs. 64,832 million ($ 1,080.5 million) as compared to cash outflow of Rs. 1,427 million in 2013.

•	net cash inflow from acceptances was Rs. 10,344 million ($ 172.4 million) in fiscal year 2014 as compared to cash inflow of Rs. 29,109 million in fiscal year 2013.

•	net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of Rs. 27,056 million ($ 450.9 million) in fiscal year 2014 as compared to Rs. 18,472 million in fiscal year 2013.

•	net cash inflow from loans from related parties was Rs. 84,459 million ($ 1,407.7 million) in fiscal year 2014 as compared to cash outflow of Rs. 5,458 million in fiscal year 2013.

•	net cash outflow from working capital loans was Rs. 8,275 million ($ 137.9 million) in fiscal year 2014 as compared to cash outflow of Rs. 653 million in fiscal year 2013.

•	net cash flow on account of acquisition of non-controlling interest in WCL was Rs. 1,835 million in fiscal year 2013, as compared to nil in fiscal year 2014.

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

Outstanding Loans

See Note 17. “Borrowings” of Notes to the Consolidated financial statements.

Export Obligations

See Note 29.a.i. “Commitments, contingencies and guarantees - Commitments and contingencies - Export Obligations” of Notes to the Consolidated financial statements.

Guarantees

See Note 29.b. “Commitments, contingencies and guarantees - Guarantees” of Notes to the Consolidated financial statements.

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2015:

	Payment Due by Period (in millions)
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than
									5 Years
	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)	(Rs.)	(US Dollar)
Bank loans and borrowings	681,344	10,934.8	161,537	2,592.5	145,188	2,330.1	214,940	3,449.5	159,679	2,562.7
Interest commitment	166,167	2,666.9	43,739	702.0	65,467	1,050.7	35,342	567.2	21,619	347.0
Other non-current liabilities(1)	12,577	201.8	—	—	10,157	163.0	2,025	32.5	394	6.3
Capital commitments	115,741	1,857.5	64,187	1,030.1	51,407	825.0	145	2.4	2	0.0

Total	975,829	15,661.0	269,463	4,324.6	272,220	4,368.8	252,452	4,051.6	181,694	2,916.0

(1)	Other non-current liabilities consist of security deposits and retentions.

Our total future commitments to settle contractual obligations as of March 31, 2015 were Rs. 975,829 million ($ 15,661.0 million), representing a Rs. 138,188 million decrease as compared to our total future commitments to settle contractual obligations as of March 31, 2014.

We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this Annual Report.

Off-Balance Sheet Arrangements

See “Note 29 of Notes to the Consolidated financial statements”

Capital Expenditure and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures in fiscal years 2013, 2014 and 2015:

	For Year Ended March 31,
	2013	2014	2015	2015
	(in millions)			(US dollars in millions)
Capital Expenditure	85,321	95,309	103,742	1,665.0

We had significant capital commitments as of March 31, 2014 and March 31, 2015 amounting to Rs. 168,771 million and Rs. 115,741 million ($ 1857.5 million) respectively, related primarily to capacity expansion projects, including the following commitments:

(i)	Rs. 8,132 million ($ 130.5 million) for commercial power generation business;

(ii)	Rs. 36,274 million ($582.2 million) for capacity expansion at aluminium business;

(iii)	Rs. 17,989 million ($ 288.7 million) for capacity expansion at HZL;

(iv)	Rs. 14,436 million ($ 231.7 million) for copper business; and

(v)	Rs. 37,732 million ($ 605.6 million) for expansion at Cairn.

Contingencies

See Note 29.a.ii. “Commitments, contingencies and guarantees - Commitments and contingencies - Contingencies” of Notes to the consolidated financial statements.

Foreign exchange effects

See Note 23 (b). “Financial instruments - Financial risk - Foreign exchange risk” of Notes to the consolidated financial statements.

Recently issued accounting pronouncements

See Note 3.U. “Recently issued accounting pronouncements” of Notes to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board of directors consists of eight directors.

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position

Anil Agarwal(1)	63	Chairman Emeritus

Directors
Navin Agarwal(2)(3)	54	Executive Chairman and Whole Time Director
Naresh Chandra(4)	81	Non-Executive Director
Lalita D. Gupte(5)	66	Non-Executive Director
Anuradha Dutt(6)	57	Non-Executive Director
Ravi Kant(7)	70	Non-Executive Director
Tom Albanese(3) (8)	57	Chief Executive Officer and Whole Time Director
Tarun Jain(3) (9)	55	Whole Time Director
Din Dayal Jalan(3) (10)	58	Chief Financial Officer and Whole Time Director

Other Executive Officers
Dilip Golani	49	Director, Group Management Assurance and Information Technology
Mansoor Siddiqi	61	Group Director, Projects
Rajesh Padmanabhan	53	President and Group Chief Human Resource Officer
Roma Balwani	63	President, Group Communications, Corporate Social Responsibility and Sustainability
G.R.Arun Kumar	44	Deputy Chief Financial Officer, Vedanta
Mukesh Bhavnani	60	Group Legal Counsel and Head of Compliance

Other Significant Employees

Zinc India
Akhilesh Joshi	61	Chief Executive Officer, HZL
Amitabh Gupta	53	Chief Financial Officer, HZL
Sunil Duggal	53	Deputy Chief Executive Officer, HZL

Zinc International
Deshnee Naidoo	39	Chief Executive Officer, Zinc International Division

Oil and Gas
Mayank Ashar	60	Managing Director and Chief Executive Officer, Cairn India
Sudhir Mathur	53	Chief Financial Officer, Cairn India

Iron Ore
Rajagopal Kishore Kumar	52	Chief Executive Officer, Iron Ore Business

Copper
P. Ramnath	56	Chief Executive Officer, Copper Operations at Tuticorin and Silvassa
Anup Agarwal	42	Chief Financial Officer, Copper Operations at Tuticorin and Silvassa

Aluminium and Power
Abhijit Pati	51	President and Chief Executive Officer, Aluminium and Power Business, Orissa
Ramesh Nair	46	Chief Executive Officer, BALCO
Niranjan Kumar Gupta	43	Chief Financial Officer, Aluminium and Power Business
Ajay Dixit	55	Chief Executive Officer, Power business

Notes:

(1)	Anil Agarwal was appointed as the Chairman Emeritus of our Company with effect from April 1, 2014. He ceased to be a member of the Board with effect from April 1, 2014.
(2)	Navin Agarwal was re-appointed as Executive Chairman with effect from April 1, 2014. He is a member of the Nomination and Remuneration Committee.
(3)	A “Whole Time Director” is a director who is employed full-time in rendering services to our Company with respect to which he is a director. An individual can be a Whole Time Director with respect to only one company, although he or she may accept the position of Non-Whole Time Director in other companies.
(4)	Naresh Chandra was appointed as a Non-Executive Director with effect from March 29, 2014. Subsequently his appointment as an Independent Director has been fixed for a period of three years effective as of January 29, 2015 to January 28, 2018. This has been approved by the shareholders of the Company through postal ballot on March 30, 2015. Mr. Chandra is a member of the Audit Committee. He is also the Chairman of the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee. He ceased to be a member of the Stakeholders Relationship Committee effective as of March 26, 2015.
(5)	Lalita D. Gupte was appointed as a Non-Executive Director with effect from March 29, 2014. Subsequently her appointment as an Independent Director has been fixed for a period of three years effective as of January 29, 2015 to January 28, 2018. This has been approved by the shareholders of the Company through postal ballot on March 30, 2015. Ms. Gupte is the Chairperson of the Audit Committee and is a member of the Stakeholders Relationship Committee. She has also been appointed as a member of the Nomination and Remuneration Committee on May 28, 2015.
(6)	Anuradha Dutt was appointed as an additional director and an Independent Director for a term of three years effective as of April 27, 2015 to April 26, 2018. This has been approved by the shareholders of the Company in the Annual General Meeting on July 11, 2015. She has been appointed as the Chairperson of Stakeholders Relationship Committee and as a member of Corporate Social Responsibility Committee on May 28, 2015.
(7)	Ravi Kant was appointed as a Non-Executive Director with effect from January 28, 2014. Subsequently his appointment as an Independent Director has been fixed for a period of three years effective as of January 29, 2015 to January 28, 2018. This has been approved by the shareholders of the Company through postal ballot on March 30, 2015. Mr. Kant is a member of the Audit Committee, Nomination and Remuneration Committee and the Corporate Social Responsibility Committee.
(8)	Tom Albanese was appointed as the Chief Executive Officer and Whole Time Director with effect from April 1, 2014. Mr. Albanese ceased as a member of the Nomination and Remuneration Committee effective as of October 29, 2014 and remains a member of the Corporate Social Responsibility Committee and Risk Management Committee.
(9)	Tarun Jain was appointed as a Whole Time Director with effect from April 1, 2014. Mr. Jain ceased as a member of the Nomination and Remuneration Committee effective as of March 27, 2015 and remains a member of the Corporate Social Responsibility Committee and the Risk Management Committee.
(10)	Din Dayal Jalan was appointed as Chief Financial Officer and Whole Time Director with effect from April 1, 2014. His service contract expired on September 30, 2014. This was further extended from October 1, 2014 to September 30, 2016. Mr. Jalan is a member of the Stakeholders Relationship Committee and the Risk Management Committee. He was a member of the Share and Debenture Transfer Committee until June 2015.

Chairman Emeritus

Anil Agarwal, who founded the Vedanta group in 1976 was appointed as our Chairman Emeritus with effect from April 1, 2014. Mr. Agarwal is based in the United Kingdom. Mr. Agarwal is also the Executive Chairman of Vedanta and a Director of Sterlite Technologies Limited. Mr. Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004, and was our Non-Executive Chairman until March 2014. Mr. Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005. He has over 39 years of experience as an industrialist and has been instrumental in the growth and development of the Company since its inception. He is the son of Mr. Dwarka Prasad Agarwal and is the brother of Mr. Navin Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Directors

Navin Agarwal was appointed as our Executive Chairman with effect from April 1, 2014. Prior to this he was the Executive Vice Chairman of SIIL. Mr. Agarwal plays a key role in developing strategic thinking and the governance framework of the Group, and provides leadership for long-term planning, business development and capital planning. He has been part of the Group for the last 33 years since its inception, and has been instrumental in executing the strategy of the group on a global scale. Mr. Agarwal is also the Non-Executive Chairman of Cairn India, the Deputy Executive Chairman of Vedanta and a Non-Executive Director of HZL, Sterlite Iron & Steel Company Limited, Hare Krishna Packaging Private Limited and VRHL. He has over 29 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/President Management Program at Harvard University and is a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and is the brother of Mr. Anil Agarwal. The business address of Mr. Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Naresh Chandra is one of our independent directors and was appointed to our Board with effect from March 29, 2014. Subsequently his appointment as an Independent Director has been fixed for a period of three (3) years effective as of January 29, 2015 to January 28, 2018. This has been approved by the shareholders of the Company through postal ballot on March 30, 2015. He has served as India’s Ambassador to the United States of America and was the Cabinet Secretary to the GoI. Mr. Chandra is a Master of Science in Mathematics from Allahabad University and a retired officer of the Indian Administrative Services. Mr. Chandra has held various senior positions such as the Chairman of the Indian Government Committee on Corporate Governance and Audit, Senior Advisor to the Prime Minister, Governor of Gujarat and Chief Secretary to the Government of Rajasthan. Mr. Chandra serves as a director on the boards of several companies including Balrampur Chini Mills Limited, EROS International Media Limited, Electrosteel Castings Limited, Bajaj Auto Limited, Bajaj Finserv Limited, Bajaj Holdings and Investment Limited, Cairn India, Gammon Infrastructure Project Limited, and EROS International Plc. The business address of Mr. Chandra is C-4/4053, Vasant Kunj, New Delhi 110070, India.

Lalita D. Gupte is one of our independent directors and was appointed to our Board with effect from March 29, 2014. She is the former Joint Managing Director of ICICI Bank and is currently the Chairperson of ICICI Venture Funds Management Company Limited. Ms. Gupte joined the Board of ICICI Limited in 1994 as the Executive Director and remained on the Board as the Joint Managing Director until 2002 when it merged with ICICI Bank. She was the Joint Managing Director of ICICI Bank from 2002 until 2006. She has more than 35 years of experience in the financial sector and has held various leadership positions in areas of leasing, planning and resources and corporate banking. She serves as a director on the Board of several companies including Alstom SA in France, Godrej Properties, Bharat Forge Limited, ICICI Venture Funds Management Company Limited, Kirloskar Brothers and India Infradebt Limited. She holds a Bachelors degree in Economics and a Masters degree in Business Management. She completed her advanced management program from INSEAD. The business address of Ms. Gupte is ICICI Venture Fund Management Company Limited, ICICI Venture House, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025, Maharashtra, India.

Anuradha Dutt is one of our independent directors appointed to our Board with effect from April 27, 2015. She is one of the founding partners of the law firm, M/s Dutt Menon Dunmorrsett and has made over 30 years of experience in corporate, commercial and tax litigation matters of national and international prominence. Beyond the field of law, Ms Dutt has played a vital role in bringing Women’s cricket to national and international prominence and continues to contribute to Women’s cricket as a Convener of Women’s Cricket, Delhi and District Cricket Association. Ms. Dutt has completed her Masters of Law from Columbia University, New York, USA, Bachelors of Law from Delhi University, India and Bachelor of Arts (Honors) in History from St. Stephens’ College, Delhi University. She serves on the Board of Lexnovum Consultaire Private Limited, Morrisett Litigators Private Limited, D&M Corporate Consultants Private Limited, Advent Corporate Services Private Limited and Barkha Dutt Media Private Limited. The business address of Ms. Dutt is 78, Golf Links, New Delhi – 110 002, India.

Ravi Kant is one of our independent directors and was appointed to our Board with effect from January 28, 2014. He was earlier the Managing Director and Vice Chairman of Tata Motors Limited. He joined Tata Motors in 1999 and has been associated with Jaguar & Land Rover, Tata Daewoo Commercial Vehicles, Korea and Tata Motors, Thailand. Prior to joining Tata Motors Limited, Mr. Ravi Kant was the Director of Phillips India Limited looking after the consumer electronics division. He is the Chairman of the Indian Institute of Management, Rohtak and is on the governing board of The National Institute of Design, Ahmedabad. He serves on the Board of Antar India Private Limited and KONE Corporation. Mr. Kant studied at Mayo College, Ajmer, the Indian Institute of Technology, Kharagpur and Aston University, Birmingham, United Kingdom, from where he completed his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by Aston University in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, United Kingdom. The business address of Mr. Kant is 114 B, NCPA Apartments, Nariman Point, Mumbai – 400 021, India.

Tom Albanese was appointed as our Chief Executive Officer and Whole Time Director with effect from April 1, 2014. He is also the Chief Executive Officer of Vedanta Resources Plc and Non-Executive Chairman of Konkola Copper Mines. Prior to this, he was the Chief Executive Officer of Rio Tinto from May 2007 to January 2013. Mr. Albanese was previously appointed as the Chief Executive of the Industrial Minerals group in 2000 after which he was appointed as Director of Group Resources in July 2006. Mr. Albanese is also a member of the Board of Directors of Franco Nevada Corporation since August 2013, a Toronto based gold focused royalty and metal streaming company with assets around the world. In 2009, he joined the board of visitors for the Fuqua School of Business at Duke University in North Carolina. Tom holds a Bachelors degree in Mineral Economics and a Masters degree in Mining Engineering from the University of Alaska. The business address of Mr. Albanese is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Tarun Jain was appointed to our Board as a Whole Time Director with effect from April 1, 2014. He was the Director of finance of SIIL. Mr. Jain joined the Group in 1984 and has over 30 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of Sterlite USA, BALCO, Cairn India, Vedanta Medical Research Foundation and Rajtaru Charity Foundation. The business address of Mr. Tarun Jain is Vedanta 75, Nehru Road, Vile Parle (East), Mumbai – 400 099, India.

Din Dayal Jalan is our Chief Financial Officer and was appointed to our Board with effect from April 1, 2014. Mr. Jalan joined our Company as the President of our Australian operations and was responsible for the business and operations of CMT and Thalanga Copper Mines Proprietary Limited from January 2001 to February 2002 before becoming Chief Financial Officer (metals) of our Company. Mr. Jalan has been the Chief Financial Officer of Vedanta since October 2005. Mr. Jalan is also a Non-Executive Director of Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Vedanta Resources Jersey Limited, Vedanta Resources Jersey II Limited, Vedanta Jersey Investment Limited, Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited), Thalanga Copper Mines Proprietary Limited, CMT, Sterlite Ports Limited, Sterlite Infraventures Limited, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Maritime Ventures Private Limited, Twinstar Mauritius Holdings Limited, Twinstar Energy Holdings Limited, THL Zinc Ventures Limited, THL Zinc Limited and Pecvest 17 (Proprietary) Limited, South Africa, Vedanta Finance UK Limited, Konkola Copper Mines Plc, Malco Energy Limited. Mr. Jalan has over 36 years of experience in finance, accounts, audit, taxation, secretarial and legal areas. Mr. Jalan also has experience working in mining, engineering and non-ferrous metals industries. Mr. Jalan is a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India. The business address of Mr. Jalan is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Executive Officers

Dilip Golani is the Director of Management Assurance Services function of our Group. His current responsibilities include internal audit, risk management, Sarbanes-Oxley framework, whistle blower and ethics framework, and sustainability assurance etc. in the group. For a three years period (till end of 2014), he also had the additional responsibility of information technology in the group. Earlier, Mr. Golani headed the sales & marketing division for HZL and group performance management function. Prior to joining the group in April 2000, he was member of the Unilever corporate audit team responsible for auditing Unilever group companies in Central Asia, Middle East and Africa region. Prior to that, Mr. Golani was responsible for managing operations and marketing functions for one of the exports businesses of Hindustan Unilever Limited. Mr. Golani has over 27 years of experience and has previously worked with organizations like Ranbaxy Laboratories Limited and Union Carbide India Limited. Mr. Golani is a Bachelor in Mechanical Engineering from Motilal National Institute of Technology, Allahabad and has completed his post-graduation in Industrial Engineering and Management from National Institute of Industrial Engineering, Mumbai, India. The business address of Mr. Golani is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

Mansoor Siddiqi was appointed as the Group Director in-charge of projects in September 2011. Further, he is the Director of Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited and TSPL. He was a Director of Vedanta Aluminium till August 19, 2013 and its Whole Time Director till February 2011. Prior to his role in Vedanta Aluminium, he was the director (projects) for our Group and was managing expansion projects in our aluminium and power business. Mr. Siddiqi joined our Group in 1991. Prior to joining our Group, Mr. Siddiqi worked at Hindustan Copper Limited and has 38 years of experience in various areas of operations and project management. Mr. Siddiqi has a Bachelor of Technology from the Indian Institute of Technology, Delhi, and a Post Graduate Diploma in Management from the All India Management Association, Delhi. The business address of Mr. Siddiqi is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

Rajesh Padmanabhan was appointed as the President and Group Chief Human Resource Officer in June 2014. He has over 30 years of experience and has previously worked at Patni Computers, Oberoi Group, Essel Propack Limited and ICICI Group in various roles in corporate banking, leasing, structure finance, setting up new businesses, SAP consulting and global human resources. Prior to this, he was the Corporate Vice President and Chief Human Resource Officer at Capgemini, India. Mr. Padmanabhan has completed his double Masters degree in Human Resources and Finance from the University of Mumbai. He has served as a distinguished member of several national and international human resources forums. He is a member of the National board of National HRD Network and was a member of the National committee of Human Resources and Industrial Relations for Confederation of Indian Industry. The business address of Mr. Padmanabhan is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Roma Balwani was appointed the President – Group Communications, Corporate Social Responsibility and Sustainability in August 2014. Prior to which she was the Executive Vice President – Group Communications and Corporate Social Responsibility since April 2014. Prior to joining us, she was the Chief Group Communications Officer at Mahindra & Mahindra. She carries more than three decades of experience in corporate communications having led corporate communication in companies such as UTV Software Communications, APTECH Limited and Mahindra & Mahindra. She holds a Bachelors degree in Economics from Jai Hind College and a Masters degree in Marketing Management from The University of Mumbai. She has completed leadership programs at Harvard Business School and Michigan Ross Business School. The business address of Ms. Balwani is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

G.R. Arun Kumar is the Deputy Chief Financial Officer of Vedanta since December 2013. He joined as the Chief Financial Officer of Vedanta Aluminium in May 2013. He has around 20 years of experience in finance having worked in companies like General Electric and Hindustan Unilever Limited. Prior to joining Vedanta Aluminium, he was the Chief Financial Officer—Asia Pacific (Appliances and Lighting) for General Electric, based out of Shanghai. Mr. Arun Kumar is a Bachelor of Commerce from Loyola University, Chennai and is a fellow member of the Institute of Chartered Accountants of India. The business address of Mr. Arun Kumar is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Mukesh Bhavnani was appointed as Group Legal Counsel and Head of Compliance in April 2015. Prior to joining the Group, he was Group General Counsel and Company Secretary at Bharti Enterprises. He has over 37 years of senior management experience in legal, compliance, company secretarial and corporate affairs within organizations including Essar Group and Sony Entertainment where he was Executive Vice President Legal and Head Regulatory affairs, Max New York Life, Coca Cola India and Godrej. He has experience in advising, implementing and monitoring strategic decisions on legal matters in India, North America, Asia, Africa and the Middle East including experience in overseeing business and governance matters. Mr. Bhavnani is commerce and law graduate from the University of Bombay and a member of the Institute of Company Secretaries of India. The business address of Mr. Mukesh Bhavnani is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Other Significant Employees

Zinc India Business

Akhilesh Joshi was appointed as the Chief Executive Officer of HZL in February 2012. He has 40 years of experience in the mining industry and joined HZL in 1976 and worked in various capacities at both the underground and opencast mines of HZL. In October 2008, he became Chief Operating Officer and Whole Time Director of HZL. Prior to this, he was the Senior Vice President (Mines), responsible for the overall operations at all mining units. He was the recipient of the ‘National Mineral Award’ from the government in 2006 for his outstanding contribution in the field of mining technology and received the “Lifetime Achievement Award” from the Indian Mining Engineering Journal in the year 2013. In the same year Mr. Joshi received “Mining Engineer of the year” award from Mining Engineers Association of India and “HZL Gold Medal award 2013” from Indian Institute of Metals for his significant contribution to the non-ferrous metal sector in India. He has also been honored with “Business Today Best CEO Award (Core Sector)” by Business Today Group in the year 2013. Mr. Joshi also has life membership from institutions including Mining Engineers Association of India and Mining Geological and Metallurgical Institute of India. Moreover he is also a fellow member of the Institution of Engineers India. He is also the Director of Madanpur South Coal Company Limited. Mr. Joshi is a Bachelor of Engineering (Mining) from M.B.M. Engineering College, Jodhpur and a Post Graduate Diploma in Economic Evaluation of Mining Projects from School of Mines, Paris. He also has a first class Mine Manager’s Certificate of Competency.

Amitabh Gupta was appointed as the Chief Financial Officer of HZL in November 2011 and is responsible for its finance and accounting, legal and secretarial, treasury and investor relations, direct and indirect tax and information technology. Prior to this, he was the Chief Financial Officer of Moser Baer Solar Limited. He has over 28 years of experience in finance and has worked at companies including Cargill India, TeleTech India (Bharti Group) and Ranbaxy Laboratories Limited. He is a Bachelor of Commerce from Shriram College of Commerce, New Delhi. He was awarded the Best Chief Financial Officer in the metal sector in India by CNBC-TV18 in 2014. Mr. Gupta is a cost accountant and a member of the Institute of Chartered Accountants of India.

Sunil Duggal was appointed as the Deputy Chief Executive Officer of HZL in April 2014. In a career span of over 32 years. Mr. Duggal has worked in cement industries for over 27 years and in non-ferrous metal industry for 5 years. He joined HZL in 2010 as an Executive Director and in September 2012, he was promoted to Chief Operating Officer. Prior to this, he was the President of Ambuja Cement Limited. He has extensive experience in project management, operations, HR, supply chain and has worked in leadership positions for more than 18 years. He was the recipient of the ‘Rajiv Gandhi Award’ for environment excellence in 1998. He has presented series of papers on utilization of waste like fly ash, jarosite, slag and others, and on environment practices and concrete technology in various national and international forums. He designed and executed the construction of India’s first high volume fly ash concrete road with 60 % fly ash. Mr. Duggal is a Bachelor of Engineering (Electrical) from Thapar Institute of Engineering and Technology, Patiala. He has participated in leadership development and management development program at International Institute for Management Development, Lausanne, Switzerland and Indian Institute of Management, Kolkata.

Zinc International Business

Deshnee Naidoo was appointed Chief Executive Officer of Zinc International and Copper Mines of Tasmania (CMT) in February 2015. Deshnee has over 16 years of experience in the resources industry including platinum, thermal coal and manganese. Prior to joining the Group, she was with Anglo American as Chief Financial Officer - Thermal Coal in South Africa. She had previously held various technical and commercial positions across Anglo American. She was awarded the JCI/Anglo Platinum bursary in 1994 to study Bachelor of Science (Chemical Engineering) at University of Natal, Durban, South Africa. She joined Anglo American in 1998 as a trainee metallurgist at the Precious Metals Refinery and over a 15 year span she held various roles including Process Engineering (Corporate Office), Process Control, Strategic Long Term Planning, Corporate Finance, Chief Executive Officer’s Office and Chief Financial Officer - Thermal Coal at Anglo American in which her responsibilities entailed management of two commodity groupings (thermal coal and manganese) across three regions (South Africa, South America and Australia).

Oil & Gas

Mayank Ashar was appointed as the Managing Director and Chief Executive Officer of Cairn India in November 2014. Mr. Ashar has over 36 years of experience in the international oil and gas industry. This includes various leadership positions in global organizations like British Petroleum, Petro-Canada Inc., Suncor Energy and the most recent assignment as President of Irving Oil. In recognition of his operational excellence and large-scale project management leadership in the oil sands project with Suncor Energy, Mr. Ashar was named the ‘Operations Executive of the Year’ by the Canadian Business Magazine in 2003. Mr. Ashar holds a master’s degree in Business Administration and a master’s degree in Engineering, both from University of Toronto, Canada.

Sudhir Mathur was appointed as the Chief Financial officer of Cairn India in September 2012. He has over 29 years of experience working in various industries such as telecommunications, manufacturing, infrastructure and consulting. In addition to his role in the finance function, Mr. Mathur is also responsible for commercial, legal, procurement and supply chain management, new business and program office at Cairn India. He began his career with PricewaterhouseCoopers in 1986. He joined Cairn India in 2012 as the Chief Financial Officer, prior to which he was the Chief Financial Officer and Head, Netco Business of Aircel Cellular Limited. Mr. Mathur holds a Masters degree in Business Administration from Cornell University and a Bachelors degree in Economics from Sri Ram College of Commerce.

Iron Ore

Rajagopal Kishore Kumar was appointed as the Chief Executive Officer of our iron ore business with effect from February 2, 2015. Prior to this, he was appointed as the Chief Executive Officer (Base Metals) Africa with Konkola Copper Mines Plc, Zinc International business and CMT since August 2013. He was earlier appointed as the Chief Executive Officer of our Zinc International Division with effect from February 2011. Prior to this, Mr. Kumar headed our copper business at Konkola Copper Mines Plc since 2008 and Sterlite Copper India Limited since 2006. He has more than 30 years of experience in accounting, marketing, supply chain management, merger and acquisitions and business turnaround. Mr. Kumar joined our Company in April 2003 as Vice President of marketing for HZL and became senior Vice President of marketing for our copper division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our Company, Mr. Kumar was employed by Hindustan Unilever Limited for 12 years. Mr. Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.

Copper Business

P. Ramnath was appointed the Chief Executive Officer of our copper operations in Tuticorin and Silvassa in September 2011 and has over 32 years of experience in chemicals, manufacturing and paper industries. Mr. Ramnath joined our Group in September 2011. Prior to joining our Group, he worked at Jubilant Life Sciences, Praxair India, SNF Ion Exchange, Bakelite Hylam Limited and Reliance Industries Limited. Prior to joining us, he was the Chief Operating Officer of JK Paper Limited. He is also a Director of Malco Energy Limited, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), Sterlite Ports Limited and Sterlite Infraventures Limited. Mr. Ramnath is a Bachelor of Technology from Osmania University, Hyderabad and a Post Graduate Diploma from the Indian Institute of Management, Bengaluru.

Anup Agarwal was appointed as the Chief Financial Officer of our copper operations in Tuticorin and Silvassa in January 2015. Mr. Agarwal is a member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. He has 18 years of post-qualification experience in the manufacturing industry and joined Vedanta group in 2002. He has handled various roles in our Group including leadership positions in finance verticals at BALCO, Jharsuguda and Talwandi Sabo Power Limited before moving to our copper operations in Tuticorin and Silvassa.

Aluminium and Power Business

Abhijit Pati was appointed as Chief Executive Officer of our aluminium business in March 2015. Prior to this role, he was the President and Chief Operating Officer of our aluminium and power business at Orissa since April 2012. He has over 27 years of experience in aluminium industry. Prior to joining us, he was the Vice President with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr. Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminium Smelter in the year 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in the year 1999. He is a member of the National Energy Commission, GoI. He is a two times gold medalist from The Calcutta University and International Management Institute, New Delhi, Mr. Pati is a first class honors Bachelor in Chemical Engineering from The Calcutta University and Masters in Business Administration from International Management Institute, New Delhi.

Ramesh Nair was appointed the Chief Executive Officer of our aluminium operations at BALCO in June 2013. Prior to joining BALCO, he worked at Jindal Stainless Limited as its President and Executive Director. Mr. Ramesh Nair has over 25 years of experience in the metals industry and has worked with the Group for 12 years in multiple functions. He had earlier joined the Vedanta Group’s copper business in the year 2000 and has varied experience in smelter operations. He was appointed as the Chief Operating Officer of our copper units at Tuticorin and Silvassa in the year 2008. Prior to joining us, Mr. Ramesh Nair worked at Essar Steel Limited. Mr. Ramesh Nair is a Bachelor of Technology (Electrical) from the National Institute of Technology, Kurukshetra.

Niranjan Kumar Gupta was appointed the Chief Financial Officer of our aluminium and power business in July 2014. Prior to this, Niranjan worked at Unilever, London, where he was the Global Finance Director – Household Care Category and at PricewaterhouseCoopers. He has over 20 years of experience in business finance, supply chain, commercial, accounting and procurement in Unilever. Prior to this, he was associated with PricewaterhouseCoopers for 3 years. He is a qualified Chartered Accountant, Cost Accountant and Company Secretary.

Ajay Dixit was appointed the Chief Executive Officer of our power business in May 2015. He has 35 years of experience in the power industry and joined Vedanta Limited in May 2015. Prior to this, he was the Chief Executive Officer – Energy with Siemens, responsible for the overall operations of South Asia. He has wide experience in the field of entire energy chain comprising of power generation, automation, transmission and distribution. He also has experience in manufacturing and setting up plants in South Asia, Middle East and Africa. Mr. Dixit is a Bachelor of Engineering (Electrical) from Delhi College of Engineering.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate compensation we paid our executive directors, executive officers and other significant employees for fiscal year 2015 was Rs. 933.2 million ($ 15.0 million), which includes Rs. 725.8 million ($ 11.6 million) paid towards salary, bonuses, allowances and other cash payments, Rs. 151.7 million ($ 2.4 million) paid and payable by us to Vedanta for the fair value of share options granted to our executive directors and executive officers under the Vedanta LTIP, and Rs. 55.6 million ($0.9 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive director or executive officer during fiscal year 2015 was Rs. 176.5 million ($ 2.8 million) of which Rs. 129.6 million ($ 2.1 million) comprised salary, bonuses and allowances, Rs. 34.0 million ($ 0.5 million) comprised payment by us and payable to Vedanta for the fair value of share options granted under the Vedanta LTIP and Rs. 12.8 million ($ 0.2 million) comprised benefits such as contribution to the provident fund and superannuation fund.

The following table sets forth the compensation paid to our executive directors, executive officers and significant employees in fiscal year 2015, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

Name	Salary, Bonuses,	Fair Value of Share Options granted	Contribution to
	Allowances and		Provident and
	Perquisites		Superannuation Funds
	(Rs. in millions)
Navin Agarwal	129.61	34.05	12.84
Tom Albanese	53.10	6.10	4.90
Din Dayal Jalan	39.80	10.66	1.51
Tarun Jain	82.86	23.83	7.42
A.Thirunavukkarasu	22.82	5.96	3.57
Dilip Golani	25.68	7.16	1.66
Mansoor Siddiqi	27.04	6.01	—
Rajesh Padmanabhan	11.05	0.72	0.79
Roma Balwani	9.35	0.47	—
G. R. Arun Kumar	20.27	3.03	1.17
Mukesh Bhavnani(1)	—	—	—
Akhilesh Joshi	28.26	8.12	—
Amitabh Gupta	19.09	5.03	1.33
Sunil Duggal	24.07	5.84	1.63
Deshnee Naidoo	7.79	—	1.12
Mayank Ashar	37.74	1.34	2.77
Sudhir Mathur	34.24	7.88	1.00
Rajagopal Kishore Kumar	63.49	9.68	8.21
Neelesh Talathi(2)	11.04	0.59	0.72
P. Ramnath	18.66	4.34	1.28
Anup Agarwal	8.40	1.37	0.52
Abhijit Pati	21.70	5.35	1.28
Ramesh Nair	18.16	3.48	1.11
Niranjan Kumar Gupta	11.62	0.75	0.77
Ajay Dixit(1)	—	—	—

(1)	Appointed after March 31, 2015
(2)	Resigned in August 2015

The aggregate compensation paid or payable to our non-executive directors for fiscal year 2015 was Rs. 22.9 million ($ 0.4 million), which comprised Rs. 1.8 million ($ 0.03 million) in sitting fees and Rs. 21.1 million ($ 0.3 million) in commissions.

We adopted the Vedanta LTIP in February 2004. Under the Vedanta LTIP, our directors and executive officers will be granted share awards which will entitle them to acquire the ordinary shares of Vedanta based on the performance of Vedanta’s total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals) measured over a three-year performance period and Vedanta’s financial performance. Vedanta adopted two new ESOP schemes in September 2012 and May 2013. The ESOPs granted under these two schemes will vest based on the achievement of certain performance targets. The vesting schedule is staggered over a period of three years.

Outstanding Awards or Options

As of March 31, 2015, our directors, executive officers and significant employees as a group held options under the Vedanta LTIP to acquire an aggregate of 1,417,500 ordinary shares of Vedanta representing approximately 0.47% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $ 0.10 per ordinary share. The awards expire six months after their date of grant. For more information, see “- Vedanta Long-Term Incentive Plan.”

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2014 and March 31, 2015, the total amount set aside by us to provide pension, retirement or similar benefits was Rs. 2,009 million and Rs. 2,508 million ($ 40.3 million), respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the provident fund and we also participate in defined contribution schemes in Australia, Namibia, South Africa and Ireland. We have no further obligation under these schemes apart from our regular contributions. We contributed an aggregate of Rs. 1,205 million and Rs. 1,073 million ($ 17.2 million) to all these schemes in fiscal years 2014 and 2015, respectively.

Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 1,685 million and Rs. 2,163 million ($ 34.7 million) as at the end of fiscal years 2014 and 2015, respectively.

Superannuation Fund

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 295 million and Rs. 340 million ($ 5.5 million) in fiscal years 2014 and 2015, respectively.

Compensated Absence

Our liability for compensated absences is determined on an undiscounted basis for short term liabilities and on an actuarial basis for long term liabilities, for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs.2,154 million and Rs. 2,501 million ($ 40.1 million) as at the end of fiscal years 2014 and 2015, respectively.

Vedanta Long-Term Incentive Plan (“Vedanta LTIP”) and Employee Share Ownership Plan (“ESOP”)

We are a participating company in the Vedanta LTIP and ESOP which was adopted by Vedanta to grant share options to its employees or employees of its subsidiaries. Awards under the plan may be granted to any employee of Vedanta or any of its subsidiaries who is not within six months of such employee’s normal retirement date. Additionally, the shareholders of the Company by way of postal ballot on March 30, 2015 approved the Vedanta Limited Employees Stock Option Scheme (“ESOS”) and issue of securities to the employees of the Company and its holding or subsidiary companies. No options have been granted to the employees under the scheme till date.

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

The Vedanta LTIP and ESOP is consistent with our reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for executive directors and senior employees. The maximum value of Vedanta ordinary shares which may be conditionally awarded in any financial year to a participant in the Vedanta LTIP and ESOP who is an executive director is restricted to 140% of that executive director’s annual base salary.

The performance target which applies to vesting of awards under the Vedanta LTIP is our performance as measured against comparative total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals). Vedanta LTIP 2014 shall vest after three years from the date of the grant based on the Group’s relative Total Shareholder Return performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the Performance Share Plan effective November 15, 2014 for which the vesting condition will be the performance period of 36 months from April 1, 2014 to March 31, 2017. The performance target which applies to vesting of awards under the ESOP is our business performance set against business plan for the financial year comprising operational deliverables, enabler parameters and sustainability performance specific to each company.

ESOP Schemes

Vedanta adopted two new ESOP schemes on (i) September 24, 2012 pursuant to which a total of 4,652,550 options can be granted (“2012 ESOP Scheme”) and (ii) May 16, 2013 pursuant to which a total of 3,973,750 options can be granted (“2013 ESOP Scheme” and together with the 2012 ESOP Scheme, the “ESOP Schemes”). According to the 2012 ESOP scheme, 50% of the shares vested on September 24, 2013 based on performance conditions from April 1, 2012 to March 31, 2013. The next 30% of the shares vested on September 24, 2014, the second anniversary from the date of grant based on performance conditions from April 1, 2012 to March 31, 2013 and the remaining 20% of the shares will vest on the third anniversary from the date of grant. According to the 2013 ESOP Scheme, 40% of the shares vested on May 16, 2014 based on performance conditions from April 1, 2013 to March 31, 2014. The next 30% of the shares will vest on the second anniversary from the date of grant and the remaining 30% of the shares will vest on the third anniversary from the date of grant irrespective of business performance. The exercise price is 10 cents for the ESOP Schemes.

As of March 31, 2015, our executive directors, executive officers and significant employees as a group held options under the Vedanta LTIP and the ESOP Schemes to acquire an aggregate of 1,417,500 equity shares of Vedanta representing approximately 0.47% of Vedanta’s share capital. The following table summarizes, as of March 31, 2015, the options granted to our directors, executive officers and significant employees under the Vedanta LTIP and the ESOP Schemes:

	Shares Underlying the Vedanta LTIP and the ESOP Schemes Grant date
Name	September 24, 2012(1)	May 16, 2013(2)	November 17, 2014(3)	Total
Navin Agarwal	85,000	85,000	140,000	310,000
Tom Albanese	—	—	170,000	170,000
Tarun Jain	60,000	60,000	95,000	215,000
Din Dayal Jalan	25,000	25,000	50,000	100,000
Dilip Golani	18,000	18,000	27,500	63,500
A Thirunavukkarasu	15,000	15,000	15,000	45,000
Mansoor Siddiqi	15,000	15,000	16,500	46,500
Rajesh Padmanabhan	—	—	20,000	20,000
Roma Balwani	—	—	13,000	13,000
G.R.Arun Kumar	—	10,000	16,500	26,500
Mukesh Bhavnani	—	—	—	—
Akhilesh Joshi	18,000	20,000	30,000	68,000
Amitabh Gupta	13,000	12,000	16,500	41,500
Sunil Duggal	16,000	15,000	22,000	53,000
Deshnee Naidoo	—	—	—	—
Mayank Ashar	—	—	—	—
Sudhir Mathur	—	—	—	—
Rajagopal Kishore Kumar	22,000	22,000	30,000	74,000
Neelesh Talathi	—	—	13,000	13,000
P. Ramnath	14,000	12,000	22,000	48,000
Anup Agarwal	6,000	5,000	8,500	19,500
Abhijit Pati	12,500	15,000	22,000	49,500
Ramesh Nair	—	10,000	15,000	25,000
Niranjan Kumar Gupta	—	—	16,500	16,500
Ajay Dixit	—	—	—	—
Total	319,500	339,000	759,000	1,417,500

(1)	The underlying shares vest in the following manner: 50% on September 24, 2013, 30% on September 24, 2014 and the remaining 20% on September 24, 2015. The shares shall expire after 6 months from the date of vesting.
(2)	The underlying shares vest in the following manner: 40% on May 16, 2014, 30% on May 16, 2015 and the remaining 30% on May 16, 2016. The shares shall expire after six months from the date of vesting.
(3)	The underlying shares shall vest after three years from date of grant i.e. on November 17, 2017, based on the achievement of performance conditions and completion of tenure with the Group. The shares shall expire after six months from the date of vesting.

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

C. Board Practices

Compensation of the Board

Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders or through a postal ballot.

Mr. Navin Agarwal is entitled to be paid a basic salary, performance incentives to be determined by our Board and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family and also a commission based on our net profits for a particular fiscal year as determined by our Board, subject to a maximum allowable under Indian Law.

Mr. Jalan is entitled to be paid a basic salary, performance incentives and/or commission based on profits to be determined by our Board and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. Mr. Jalan is entitled to receive a bonus equal to 20% of his basic salary.

Mr. Albanese is entitled to be paid a basic salary, annual bonus of up to a maximum of 50% of his base pay for fiscal year 2016 and 2017, annual incentive bonus and/or commission based on profits to be recommended by the Nomination and Remuneration Committee and determined by our Board of Directors and perquisites including rent free accommodation, club membership, travel trip with spouse, medical and other benefits as per the executed service agreement.

Mr. Jain is entitled to be paid a basic salary, performance incentives and/or commission based on profits to be determined by our Board of Directors and perquisites including a housing allowance, medical and insurance reimbursement club membership fees reimbursement and leave travel concessions for himself and his family. Mr. Jain is entitled to receive a bonus equal to 20% of his respective basic salary.

Composition of the Board

Our Board currently consists of eight directors. Four of our eight directors, namely, Ravi Kant, Lalita D. Gupte, Naresh Chandra and Anuradha Dutt satisfy the “independence” requirements of the NYSE rules. Gurudas D. Kamat another Independent Director ceased to be member of the Board on his demise effective January 27, 2015.

Mr. Navin Agarwal entered into a service contract with us which will expire on July 31, 2018. With effect from April 1, 2014, Mr. Albanese, Mr. Jain and Mr. Jalan were appointed on our Board. Mr. Albanese and Mr. Jain have entered into service contracts with us, which will expire on March 31, 2017 and March 31, 2018 respectively. The service contract entered into by Mr. Jalan with us expired on September 30, 2014. This service contract was further extended from October 1, 2014 to September 30, 2016. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of the notice period. None of their service contracts provide for benefits upon termination of their employment. Mr. Chandra, Mr. Kant and Ms. Gupte have been appointed for a fixed term of three years effective as of January 29, 2015 to January 28, 2018 which has been approved by the shareholders through postal ballot on March 30, 2015. Ms. Dutt has been appointed for a fixed term of three years effective as of April 27, 2015 to April 26, 2018 which has been approved by the shareholders in the Annual General Meeting on July 11, 2015. They serve as directors on our Board until their resignation or removal from office by a resolution of our shareholders, until they cease to be directors by virtue of the provision of law or they are disqualified by law or under our articles of association from being directors. Mr. Kant, Ms. Gupte, Mr. Chandra and Ms. Dutt do not have any service contracts with the Company.

Committees of the Board

Our equity shares are currently listed and traded on the NSE and the BSE, and our ADSs are currently listed and traded on the NYSE. In addition to compliance with the NYSE corporate governance rules applicable to us as a foreign private issuer, we maintain our corporate governance arrangements in accordance with the Listing Agreement with BSE and NSE and the Indian regulations as per the requirements of Companies Act, 2013. In particular, we have established an Audit Committee, a Nomination and Remuneration Committee, a Corporate Social Responsibility Committee, a Stakeholders Relationship Committee, Risk Management Committee and a Share and Debenture Transfer Committee in accordance with the Indian corporate governance requirements. The composition and general responsibilities of each of these committees are described below.

Audit Committee

The Audit Committee currently consists of Ms. Gupte as the Chairperson and Messrs. Kant and Chandra as members. Mr. G. D. Kamat ceased as a member of the Committee effective January 27, 2015 on his demise. The Audit Committee held 5 meetings during fiscal year 2015.

Ms. Lalita D. Gupte was appointed the Chairperson of the Audit Committee with effect from March 29, 2014. Messrs. Kant and Chandra were appointed as members of the Audit Committee with effect from March 29, 2014.

Each of Ms. Gupte, Messrs. Kant and Chandra satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules.

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

Nomination and Remuneration Committee

During fiscal year 2015, the Nomination and Remuneration Committee held 5 meetings.

The Nomination and Remuneration Committee comprises of Mr. Chandra as the Chairman and Messrs. Kant and Agarwal as members. Mr. Naresh Chandra was appointed as the Chairman of the Nomination and Remuneration Committee with effect from March 29, 2014. Messrs. Kant, Albanese and Jain were appointed as members of the Nomination and Remuneration Committee with effect from March 29, 2014, April 1, 2014 and April 1, 2014, respectively.

During fiscal year 2015, Messrs. Albanese and Jain ceased as a member of the Committee effective October 29, 2014 and March 27, 2015, respectively. Mr. Kamat ceased as a member on his demise effective January 27, 2015 and Mr. Agarwal was appointed as a member effective October 29, 2014. The Nomination and Remuneration Committee was re-constituted on May 28, 2015 with Mr. Chandra as Chairman and Ms. Gupte, Messrs. Kant and Agarwal as members of the Committee.

Effective from April 1, 2015, Section 178 of the Companies Act 2013 and the listing agreement with the NSE and the BSE requires the Nomination and Remuneration Committee to be comprised of at least three non-executive directors, out of which not less than one-half shall be independent directors. Our Nomination and Remuneration Committee complies with this requirement as three of the four members on this committee are independent directors, namely, Messrs Kant, Chandra and Ms. Gupte. Pursuant to changes in regulations during fiscal year 2015, the Company reconstituted the Nomination and Remuneration Committee with three Independent Directors and one whole-time director. During fiscal year 2015, Mr. Albanese and Mr. Jain stepped down from the Nomination and Remuneration Committee in October 2014 and March 2015 respectively.

Under the NYSE listing standards, listed companies must have a remuneration committee composed entirely of independent board members as defined by the NYSE listing standards. However, foreign private issuers such as us, are permitted to follow their respective home country rules in this regard. As a foreign private issuer, we are permitted to follow home country corporate governance practices and since we comply with the Indian regulations in relation to the independence requirements of the remuneration committee, we are not required to follow the NYSE listing standards for an all independent remuneration committee. The broad terms of reference of the Nomination and Remuneration Committee are to appraise the performance of Managing and/or Executive Directors, determine and recommend to the Board, the compensation payable to them. This committee is responsible for recommending the fixation and periodic revision of remunerations (including commissions and/or incentives, etc.) of whole-time directors and executive directors. This is done after taking into account our profits and performance, external competitive environment and our growth plans and the company policy on rewarding achievements and performance. Payment of remuneration to the Executive Chairman, Managing Director and Whole Time Director is governed by the respective agreements executed between them and the Company and are governed by the board and shareholder resolutions. The remuneration structure comprises of salary, commission linked to profits, perquisites and allowances and retirement benefits (pension, superannuation and gratuity).

Share and Debenture Transfer Committee

The transfer of equity shares of the Company is approved by the Share Transfer Committee, which meets regularly to approve share transfers. The Share and Debenture Transfer Committee members were Messrs. Jalan, Arun Kumar and Choubey. The Committee was re-constituted in June 2015 with Messrs. Bhavnani, Arun Kumar and Choubey as members of the Committee. There were 25 meetings held during fiscal year 2015.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee held 1 meeting in fiscal year 2015. Section 135 of the Companies Act, 2013 along with Companies (Corporate Social Responsibility Policy) Rules, 2014 mandates companies with revenue, net worth or profitability beyond a prescribed limit to form a corporate social responsibility committee. This committee should comprise of three or more directors with at least one of them being an independent director. Our Corporate Social Responsibility Committee was constituted at the Board meeting held on March 29, 2014. Mr. Chandra was the Chairman of this committee, and Messrs. Kant, Albanese and Jain were members of this committee with effect from April 1, 2014. The committee was re-constituted on May 28, 2015 with Mr. Naresh Chandra as Chairman and Ms. Dutt, Messrs. Kant, Albanese and Jain as members. We comply with this rule as three of the five members of this committee (all of whom are directors on the Board) are independent directors.

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

Stakeholders Relationship Committee

The Stakeholders Relationship Committee held 3 meetings during fiscal year 2015.

The Stakeholders Relationship Committee consisted of Mr. Kamat as Chairman of the Committee until his demise on January 27, 2015, Mr. Chandra who ceased as a member effective March 26, 2015, Ms. Gupte and Mr. Jalan as members. The Committee was re-constituted on May 28, 2015 with Ms. Dutt as Chairperson and Ms. Gupte and Mr. Jalan as members.

Two of the members are Independent Directors and the other member is a Whole Time Director. The principal duties and responsibilities of the Stakeholders Relationship Committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors.

Risk Management Committee

Pursuant to Clause 49 of the Listing Agreement and the Companies Act, 2013, the Company has constituted a Risk Management Committee. The Risk Management Committee held one meeting during fiscal year 2015. The Risk Management Committee currently consists of Messrs. Albanese, Jain, Jalan and Golani.

The purpose of the Risk Management Committee is to assist the Audit Committee and the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation, and mitigation of operational, strategic and external environment risks. The RMC has overall responsibility for monitoring and approving the risk policies and associated practices of the Company.

The principal duties and responsibilities of our Risk Management Committee are as follows:

•	annually review and approve the risk management policy and associated frameworks, processes and practices of the Company.

•	ensure that the Company is taking appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities.

•	evaluate significant risk exposures of the Company and assess management’s action to mitigate the exposures in a timely manner.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Our Business—Employees.”

E. Share Ownership for Directors and Executive Officers:

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 31, 2015 by each of our directors and all our directors, executive officers and significant employees as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights. The amounts and percentages as of July 31, 2015 are based on an aggregate of 2,964,694,239 equity shares outstanding as of that date.

Number of Shares Beneficially Owned
As of July 31, 2015
Name of the Beneficial owner	Number	Percent
Anil Agarwal(1)	1,863,458,132	62.85%
Navin Agarwal	—	—
Tom Albanese	—	—
Din Dayal Jalan	—	—
Ravi Kant	—	—
Naresh Chandra	—	—
Lalita D. Gupte	—	—
Tarun Jain	—	—
Anuradha Dutt	—	—
A. Thirunavukkarasu	—	—
Dilip Golani	600		*
Mansoor Siddiqi	—	—
Rajesh Padmanabhan	—	—
Roma Balwani	—	—
G.R.Arun Kumar	1,500		*
Mukesh Bhavnani	—	—
Akhilesh Joshi	—	—
Amitabh Gupta	—	—
Sunil Duggal	—	—
Deshnee Naidoo	—	—
Mayank Ashar	—	—
Sudhir Mathur	—	—
Rajagopal Kishore Kumar	—	—
Neelesh Talathi	800		*
P. Ramnath	60		*
Anup Agarwal	235		*
Abhijit Pati	—	—
Ramesh Nair	1,788		*
Niranjan Kumar Gupta	—	—
Ajay Dixit	1,000		*
All our directors and executive officers as a group	1,863,464,115	62.86%

Notes:

*	Represents beneficial ownership of less than 1.0%.
(1)	Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

(i)	1,280,084,749 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

(ii)	401,496,480 equity shares held by Finsider;

(iii)	44,343,139 equity shares held by Westglobe; and

(iv)	38,241,056 equity shares held by Welter Trading.

Volcan is the majority shareholder of Vedanta, which in turn is the sole shareholder of VRHL, which in turn is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which in turn is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly beneficially owned by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta, as protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust and with effect from October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the UK Financial Conduct Authority’s listing rules. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of July 31, 2015 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 2,964,694,239 equity shares outstanding as of that date.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Vedanta (1)	1,863,458,132	62.85%

Note:

(1)	Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

(i)	1,280,084,749 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

(ii)	401,496,480 equity shares held by Finsider;

(iii)	44,343,139 equity shares held by Westglobe; and

(iv)	38,241,056 equity shares held by Welter Trading.

Volcan is the majority shareholder of Vedanta, which in turn is the sole shareholder of VRHL, which in turn is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which in turn is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider. Volcan is wholly beneficially owned by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are deemed beneficially owned by the Trust and with effect from October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the UK Financial Conduct Authority’s listing rules. See “B. Related Party Transactions—Related Parties—Vedanta.”

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

	As of March 31,						As of July 31,
Name and Type of Shares	2013		2014		2015		2015
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Vedanta
Equity shares	1,956,383,435	58.20%	1,728,034,417	58.29%	1,863,458,132	62.85%	1,863,458,132	62.85%

As of July 31, 2015, there were approximately 368,860 holders of our equity shares of which 178 shareholders have registered addresses in the US. As of the same date, 222,695,072 equity shares representing 55,673,768 of our ADSs, representing 7.51% of our outstanding equity shares were held by a total of 8 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

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

Related Parties

Volcan and the Agarwal Family

Volcan holds 62.47% of the share capital and 69.69% of the voting rights of Vedanta. Volcan is 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, is the protector of the Trust and with effect from October 16, 2014, is one of the beneficiaries of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the Financial Conduct Authority’s listing rules in the UK. See “- Vedanta.”

Vedanta

As of July 31, 2015, Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

(i)	1,280,084,749 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying Equity shares;

(ii)	401,496,480 equity shares held by Finsider;

(iii)	44,343,139 equity shares held by Westglobe; and

(iv)	38,241,056 equity shares held by Welter Trading.

Volcan is the majority shareholder of Vedanta, which in turn is the sole shareholder of VRHL, which in turn is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which in turn is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly beneficially owned by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are deemed beneficially owned by the Trust and with effect from October 16, 2014, Mr. Anil Agarwal is one of the beneficiaries of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the Financial Conduct Authority’s listing rules in the UK.

Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement. The principal purpose of the relationship agreement is to facilitate the carrying on of Vedanta’s business independently of Volcan and its direct and indirect shareholders, and their respective associates, or the “Volcan Parties” as required by the listing rules of the Financial Conduct Authority of the United Kingdom, and to ensure that transactions between the parties to the agreement are conducted at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the Financial Conduct Authority or if Vedanta is de-listed from the London Stock Exchange (“LSE”). In addition, the relationship agreement will terminate in respect of Conclave and Mr. Anil Agarwal if either of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the UK Financial Conduct Authority is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of 30.0% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at Board meetings of such company.

Under the relationship agreement:

•	Volcan and Conclave undertake with Vedanta that:

(a)	no member of the Volcan Group nor any of their associates will take any action that would have the effect of preventing Vedanta from complying with its obligations under the listing rules of the UK Financial Conduct Authority; and

(b)	no member of the Volcan Group nor any of their associates will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the listing rules of the UK Financial Conduct Authority.

•	the parties agree to ensure that Vedanta is capable, at all times, of carrying on its business independently of the Volcan Parties as required by the listing rules of the Financial Conduct Authority;

•	Vedanta’s board of directors and nominations committee and any other committee of Vedanta’s Board of directors (other than the audit committee or the remuneration committee or any committee which may be established by the board of directors in connection with a specific transaction, the constitution of which is approved by the board of directors) to which significant powers, authorities or discretions are delegated shall at all times comprise a majority of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Vedanta’s remuneration committee and audit committee shall at all times consist only of non-executive directors;

•	Volcan is entitled to nominate for appointment to the board of directors of Vedanta such number of persons as is one less than the number of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	neither Mr. Anil Agarwal nor any non-independent directors shall be permitted, unless the independent directors agree otherwise, to vote on any resolutions of Vedanta’s board of directors or of a committee of the board to approve the entry into, variation, amendment, novation or abrogation or enforcement of any contract, arrangement or transaction with any of the Volcan Parties;

•	Volcan shall not exercise voting rights attaching to its shares in Vedanta or any resolution to approve the entry into, variation, amendment, novation or abrogation of any transactions or arrangements between Vedanta and the Volcan Parties;

•	the Volcan Parties represented and warranted to Vedanta that at the time of the execution of the relationship agreement they did not own, directly or indirectly, any interests in the smelting, refining, mining or sale of any base metals or mineral otherwise than through Vedanta or any member of the Vedanta group;

•	the Volcan Parties agreed to, directly or indirectly, acquire or otherwise invest in any company, business, business operation or other enterprise which engages in the smelting, refining or mining of base metals or minerals only through Vedanta or other member of the Vedanta group. However, this agreement does not prevent, restrict or limit:

(a)	the acquisition or ownership by the Volcan Parties of not more than 5.0% in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; or

(b)	the acquisition or ownership, directly or indirectly, by the Volcan Parties of any interest in, a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of Vedanta group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to $ 50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party (i) is not an officer or director of a Vedanta group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favorable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta group should not make the acquisition; and

•	all transactions, arrangements and relationships between Vedanta and the Volcan Parties must be conducted at arm’s length and on a normal commercial basis.

Key Management Personnel

See “Note 31. Related Party Transactions of Notes to the consolidated financial statements.”

Related Party Transactions

SIIL entered into a (i) representative office agreement; (ii) consultancy agreement; and (iii) a service agreement with Vedanta on various dates. Pursuant to the effectiveness of the Re-organization Transactions, these agreements have been renewed and are now valid until March 2018. For more information, please see “Item 10. Additional Information – C. Material Contracts.”

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

Loans assigned to Vedanta Resources Jersey II Limited

During fiscal year 2014, loan receivables of $ 916.2 million including the loans described below from (i) to (vii) were assigned by Monte Cello, THL Zinc Holding B.V and THL Zinc Limited to Vedanta Resources Jersey II Limited in exchange for the loan payables to Vedanta Resources Jersey II Limited by TMHL. As a result, there are no amounts outstanding under these agreements as of March 31, 2015.

A Memorandum of Understanding was entered into between Vedanta Resources Jersey II Limited, TMHL and Monte Cello, THL Zinc Holding B.V and THL Zinc Limited and assignment agreements wherein the loans aggregating to $ 916.2 million provided by Vedanta Resources Jersey II Limited to TMHL have been assigned to Montecello BV, THL Zinc Holding B.V and THL Zinc Limited and hence that Montecello BV, THL Zinc Holding B.V and THL Zinc Limited are the new lenders to TMHL.

(i)	Loan Agreement—Vedanta Jersey Investment Limited and Monte Cello

Monte Cello entered into agreement with Vedanta Jersey Investment Limited on April 1, 2010 to make available a loan facility for one year which shall not exceed $ 150 million. The loan facility has been, upon maturity, renewed each year, on fresh terms and conditions, for a further period of one year. Accordingly, the loan has been renewed for a period of one year until April 2014, with an interest rate of 2.56% per annum.

(ii)	Loan Agreement—Welter Trading and Monte Cello

Monte Cello entered into agreement with Welter Trading on November 3, 2010 to make available a loan facility which shall not exceed $ 100 million. The limit was further increased up to $ 105 million during 2012. In fiscal year 2013, the loan balance together with accrued interest amounting to $ 103.3 million was renewed into a fresh loan at an interest rate of LIBOR plus 120 basis points for a further period of one year.

During fiscal year 2013, Monte Cello also entered into an agreement with Welter Trading for a loan facility of $ 50 million for a period of one year. The loan was renewed for a period of one year until August 2014 with an interest rate of 2.13%.

(iii)	Loan Agreement—Welter Trading and THL Zinc Holding BV

THL Zinc Holding B.V entered into an agreement with Welter Trading on August 6, 2012 for a loan facility of $ 100 million at an interest rate of 1.35% per annum for a period of one year. The loan was renewed for a period of one year until August 2014 with an interest rate of 2.13%.

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

Vedanta Resources Jersey II Limited and TMHL

During fiscal year 2014, pursuant to executing a deed of assignment between Vedanta and Vedanta Resources Jersey II Limited, all the existing rights of the loan agreements mentioned below from (i) to (iii) were assigned to Vedanta Resources Jersey II Limited and the new lender in the place of Vedanta is Vedanta Resources Jersey II Limited.

(i)	During fiscal year 2011, TMHL entered into a loan facility agreement with Vedanta of $ 100 million which was extended until November 2012 and further extended until November 2013 with amended facility up to $ 350 million. During fiscal year 2014 the amount under this facility agreement has been extended until November 19, 2017 with an interest rate of LIBOR plus 362 basis points. The outstanding balance under this facility at March 31, 2015 is $ 203.3 million.

(ii)	During fiscal year 2012, TMHL entered into two loan facility agreements of $ 750 million each with Vedanta. The loan proceeds were used to meet the funding requirements for acquisition of an initial 10% of the outstanding share capital of Cairn India in July 2011. The final repayment dates of the loans are May 24, 2016 and June 24, 2021 respectively, or on demand from the lender with 30 days notice. The loans are unsecured. Interest rates for the two loan facility agreements of $ 750 million are 7.95% and 9.45% per annum. During fiscal year 2015, TMHL repaid $ 750 million bearing an interest rate of 9.45% to Vedanta Resources Jersey II Limited and the outstanding balance under this facility at March 31, 2015 was $ 750 million.

(iii)	During fiscal year 2012, TMHL entered into a loan facility agreement of $ 1,625 million with Vedanta. The final repayment date is November 28, 2018 or on demand from the lender with 30 days notice. The loan is unsecured. The interest rate on this loan is 8.15% per annum. During fiscal year 2015, TMHL repaid $ 281.06 million to Vedanta Resources Jersey II Limited and the outstanding balance under this facility at March 31, 2015 was $ 424.6 million.

During fiscal year 2014, TMHL entered into a loan agreement with Vedanta Resources Jersey II Limited for $ 1,200 million and $ 300 million at an interest rate of 7.25% and 8.375% per annum respectively to meet funding requirements for refinancing of a loan for the acquisition of 38.68% of the outstanding share capital of Cairn India. The final repayment dates are January 31, 2019 and May 31, 2023 or on demand from the lender with 30 days notice. The loans are unsecured. During fiscal year 2015, TMHL repaid the outstanding balance of $ 285 million under the $ 300 million loan agreement to Vedanta Resources Jersey II Limited. The outstanding balances of these loans as of March 31, 2015 are $ 1,200 million and nil, respectively.

During fiscal year 2015, TMHL entered into a loan agreement with Vedanta Resources Jersey II Limited for $ 100 million at an interest rate of 3 months LIBOR plus 301 basis points per annum. The final repayment date is August 20, 2016 or on demand from the lender with 5 days notice. The loan is unsecured. The outstanding balance under this facility as of March 31, 2015 is $ 11.9 million.

Acquisition of shareholding in Cairn India

Pursuant to the share purchase agreement, dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Cairn India and an associated debt of $ 5,998 million by acquiring TEHL, for a nominal cash consideration of $ 1. Subsequently with effect from August 26, 2013, TEHL, TMHL and Cairn India (including all its subsidiaries) are now the subsidiaries of Vedanta Limited.

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

The rules applicable to London Stock Exchange companies, which would apply to transactions between us and the controlling shareholders of Vedanta, namely Volcan and the Agarwal family, require that the details of a related party transaction be notified to a regulatory information service and disclosed to the Financial Conduct Authority as soon as possible after the terms of the transaction are agreed upon. There is also a requirement that a circular containing information about the related party transaction must be sent to all shareholders and that their approval of the related party transaction must be obtained either before the transaction is entered into or, if the transaction is conditional on shareholder approval, before the transaction is completed. The related party and its associates must be excluded from voting on the related party transactions. The requirement of shareholder approval does not apply to transactions where the gross assets of the transaction as a percentage of the gross assets of the listed company, the profits attributable to the assets of the transaction as a percentage of the profits of the listed company, the consideration for the transaction as a percentage of the aggregate market value of all the ordinary shares (excluding treasury shares) of the listed company and the gross capital of the company or business being acquired as a percentage of the gross capital of the listed company, does not exceed 5%. However, the listed company must, before entering into the related party transaction, inform the Financial Conduct Authority of the details of the proposed related party transaction, provide the Financial Conduct Authority with a written confirmation from an independent adviser acceptable to the Financial Conduct Authority that the terms of the proposed related party transaction with the related party are fair and reasonable as far as the shareholders of the listed company are concerned and undertake in writing to the Financial Conduct Authority to include details of the related party transaction in the listed company’s next published annual accounts, including, if relevant, the identity of the related party, the value of the consideration for the transaction or arrangement and all other relevant circumstances. Related party transactions where all the above percentage ratios are 0.25% or less have no requirements under the rules applicable to London Stock Exchange companies. Where several separate transactions occur between a company and the same related party during a 12-month period, the transactions must be aggregated for the purpose of applying the percentage ratio tests.

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

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations, cash flows or financial position. See Note 29 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi pronounced an award rejecting our claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on November 23, 2015. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is on January 16, 2016. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Legal proceedings related to mining operations in the State of Goa

Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012 on the allegations of illegal mining in the State of Goa, the state government had banned iron ore mining operations in Goa on September 10, 2012 and the Ministry of Environment and Forest (“MOEF”) had suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Supreme Court of India to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Supreme Court of India on October 5, 2012 suspending mining operations within Goa.

The Supreme Court of India passed an interim order on November 11, 2013 directing that the inventory of the excavated mineral ores be verified by the Directorate of Mines and Geology (“DMG”) and the Monitoring Committee was constituted to sell the materials through an e-auction. The Monitoring Committee is e-auctioning the ore to the steel industries and the proceeds from the auction will go to the state government.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations including directions on mining by the lessees after November 22, 2007 as being illegal, dumping outside the leased area as being impermissible; interim buffer zone fixed at one kilometer from the boundaries of National Parks and Sanctuaries, cap on annual excavation at 20 million tons other than from dumps until the final report of Expert Committee is submitted, appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, payment of 10% of the sale proceeds to the Goan Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the State government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof. Goa Foundation challenged the High Court order directing the renewal of mining by way of Special Leave Petition before the Supreme Court of India challenging the Judgment of the High Court directing renewal of mining leases. No stay has yet been granted by the Supreme Court.

The lease deeds have been executed for all our 9 working mining leases and are pending registration. The government of Goa in January 2015 revoked the order suspending mining operations in the State of Goa and MOEF has revoked suspension of environmental clearances in March 2015. Registration of mining leases in Goa has been completed and the Goa State Pollution Control Board in their meeting held on July 10, 2015 has considered renewal of consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act. Further, we have filed application for approval of mining plan for 15 mine leases, of which we have received approval for six mines. On August 10, 2015, operations at the Codli mine commenced and operations at the remaining mines are likely to restart from the second half of fiscal year 2016 after receiving the consent to operate and the approval of mining plans.

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

Investigation by the Serious Fraud Investigation Office of India

In October 2009, the Ministry of Corporate Affairs ordered the Serious Fraud Investigation Office of India to investigate into erstwhile Sesa Goa’s and Sesa Industries Limited’s (which has subsequently been merged with Sesa Goa) affairs in respect of alleged mismanagement, malpractices, financial and other irregularities, including the alleged siphoning and diversion of funds, which allegedly occurred primarily in the period prior to our acquisition of Sesa Goa in 2007. The Serious Fraud Investigation Office of India report made certain allegations relating to under-invoicing the export of iron ore, over-invoicing the import of coal, over-invoicing of sale of iron ore from Sesa Goa to Sesa Industries Limited, commission paid to Mitsui and other violations under the Companies Act, 1956 during the period from 2001 to 2007. The report has recommended that action be taken against the directors of Sesa Goa during the aforementioned period. The allegations in the Serious Fraud Investigation Office of India report were dropped and subsequently, the GoI through the Ministry of Corporate Affairs filed complaints in Judicial Magistrate, First Class, Panaji against Sesa Goa and certain of its directors and officers, for violation of certain sections of the Companies Act, 1956, including, dealing with publication of name outside the premises, form of balance sheet and inducing persons to invest money. The foreign directors remain unserved till date. The Ministry of Corporate Affairs filed an application in the Court for the separation of trial against the unserved accused. The other directors and offices have been exempted from personal appearance. With respect to violation dealing with publication of name outside the premises, on December 2, 2014, the counsel to the Ministry of Corporate Affairs submitted to Judicial Magistrate, First Class, Panaji that they would be seeking instructions whether the matter can be compounded or withdrawn. The application filed by the Ministry of Corporate Affairs for separation of trial against the unserved accused was dismissed on November 11, 2014 and the Ministry of Corporate Affairs has taken steps to serve the unserved accused. The Ministry of Corporate Affairs has filed application for sending summons to the accused as per guidelines issued by the Ministry of Home Affairs to which we have to submit our reply. On July 14, 2015 the matter was adjourned to August 13, 2015 on which we will submit a response to the application filed by the Ministry of Corporate Affairs.

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

Penalties levied by the Enforcement Directorate on certain of our directors and us

The Enforcement Directorate levied penalties on certain of our directors and us aggregating to Rs.347 million ($ 5.7 million). It was alleged that we transferred an amount equivalent to $ 49 million to Twinstar Holdings Limited and invested in Sterlite and MALCO through Twinstar Holdings Limited without the permission of the RBI. We have submitted that Twinstar Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment.

We appealed against this order of the Enforcement Directorate to the appellate tribunal for foreign exchange seeking a waiver of the pre-deposit amount, which is equal to 100% of the penalty levied, which was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The next date of hearing is scheduled for September 24, 2015.

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

Ms. Krishna Bajaj also filed another complaint against Sesa Industries Limited (which has subsequently been merged with Sesa Goa), Sesa Goa and their directors in 2003 alleging that when Sesa Goa had offered in 2003 to buy back shares issued on a preferential basis by Sesa Industries Limited in 1993 from Sesa Industries Limited’s minority shareholders, Sesa Goa had committed the same offence alleged against the then directors of Sesa Industries Limited described in the preceding paragraph and accordingly, Sesa Industries Limited, Sesa Goa and their directors should also be liable for the failure to list Sesa Industries Limited’s shares. The Chief Judicial Magistrate at Mumbai issued an order for process in October 2006 against Sesa Industries Limited, Sesa Goa and its directors, against which a criminal writ petition was filed by Sesa Industries Limited, Sesa Goa and their former directors before the High Court of Bombay, which stayed further proceedings in August 2007. The High Court of Bombay subsequently passed an order in December 2008 in favor of Sesa Industries Limited, Sesa Goa and their directors, quashing Ms. Bajaj’s complaint. The Supreme Court of India subsequently issued notices to all the parties in the special leave petition of Ms. Krishna Bajaj challenging the order of the High Court of Bombay. Ms. Krishna Bajaj submitted an application to implead the Serious Fraud Investigation Office as a party to the proceedings which was allowed by the Supreme Court of India in November 2011. The matter is listed for final hearing and will be taken up as per the directions of the Supreme Court of India.

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

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition with the National Green Tribunal challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The National Green Tribunal passed an interim order in May 2013 allowing the smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. The expert committee constituted by the National Green Tribunal submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards and based on this report, the National Green Tribunal, on July 15, 2013 ordered that the smelter could re-commence its operations. On August 8, 2013, the National Green Tribunal confirmed its May 31, 2013 order and held that there was no health impact owing to the operations with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. We have implemented all the recommendations during fiscal year 2013. However, the TNPCB filed a notice of appeal against the orders of the National Green Tribunal. The appeals are pending before the Green bench of the Supreme Court of India.

The MoEF has rejected the forest clearance granted to the Niyamgiri mining project and our expansion plans of refinery in Lanjigarh are on hold.

In 2004, a writ petition was filed against us, the Government of Odisha, the Republic of India, the Orissa Mining Corporation, and others by a private individual before the High Court of Orissa, alleging that the grant of a mining lease by the Orissa Mining Corporation to us to mine bauxite in the Niyamgiri Hills at Lanjigarh, in the State of Orissa, would violate the provisions of the Forest (Conservation) Act, 1980 of India. The petition alleges that the felling of trees, construction of the alumina refinery by us and the development of the mine is in violation of the Forest (Conservation) Act, 1980 and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite, to declare the joint venture agreement entered into between us and the Orissa Mining Corporation void, a court direction for the immediate cessation of construction of the Lanjigarh alumina refinery and an unspecified amount of compensation from us for damage caused to the environment. This petition was also filed before the Supreme Court of India by certain non-governmental organizations and individuals. The Supreme Court granted us the clearance to mine in and around the Niyamgiri Mines on terms and conditions as specified in the Court order. Consequent to the order of the Supreme Court of India, the proceedings before the High Court of Orissa became redundant as the issues were already determined.

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

Further the MoEF, based on the report submitted by the Government of Odisha rejected the grant of stage II forest clearance for the Niyamgiri project of Orissa Mining Corporation on January 8, 2014, which is one of the sources of supply of bauxite to the Alumina refinery at Lanjigarh in terms of the joint venture agreement with the government of Odisha (through Orissa Mining Corporation (“OMC”)). Under the terms of the joint venture agreement, 150 million tons of bauxite is required to be made available to us. We are considering to source bauxite from alternate sources to support the existing and the expanded refinery operations. Assets under construction as at March 31, 2015 is after an impairment charge of Rs. 668 million ($10.7 million) which relates to impairment of mining assets of Jharsuguda Aluminium at Lanjigarh as the MoEF has rejected the Stage II forest clearance for the Niyamgiri mining project. The OMC has issued a show cause notice dated February 20, 2015 on Vedanta to show reason for why the joint venture agreement for the supply of 150 million tons of bauxite will not be cancelled in view of the failure to achieve certain milestones set out in the joint venture agreement. We have replied to the notice substantiating all facts on the project followed by an in-person meeting. We have stated that Vedanta has achieved all its milestones and that the joint venture agreement should not be terminated. The matter is pending with the OMC for decision.

On October 20, 2010, the MoEF directed us to maintain the status quo on the expansion of our refinery at Lanjigarh. Against this order, we filed a writ petition in the High Court of Orissa and the Court dismissed our petition. We made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the environment impact assessment report. We submitted this report to the Orissa Pollution Control Board and parallely submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The Expert Appraisal Committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore the suspension imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 and the expansion of our Lanjigarh refinery has been considered by the Expert Appraisal Committee in its meeting dated January 9, 2015 for grant of environmental clearance. As per revised minutes of the meeting of Expert Appraisal Committee, the recommendation of the project for environmental clearance is subject to stipulation of the following specific conditions and mitigating measures.

1.	The environmental clearance has been considered in phases i.e. for Phase I for 1 to 2 million tons per annum, Phase II for 2 - 4 million tons per annum and for Phase III for 4 to 6 million tons per annum.

2.	For Phase I and Phase II for enhancement of capacity from 1 to 4 million tons per annum, it has been advised to obtain stage I forest diversion approval of 26.244 hectare of Gramya Jungle Jogya (Revenue Forest) land lying inside the lease area of the alumina refinery. For Phase II expansion, it has been advised to acquire three villages, namely Rengopali, Bandhaguda and Kothduar for 53.4 hectare land. The acquisition of the above three villages has progressed substantially after the notification under section 4 of the Land Acquisition Act. Further, declaration under section 6 of the Land Acquisition Act has been made for these villages and land acquisition is expected to complete in one year. The environmental clearance for expansion from 1 to 4 million tons per annum will be granted after submission of Stage I forest clearance of above 26.244 hectares. For Phase III expansion from 4-6 million tons per annum, environmental clearance can be granted as an amendment to the original approval after ascertaining the land acquisition details of 666.03 hectares and without the requirement of having to repeat the environmental impact assessment process.

Compliance of the above stipulations is in the process of environmental clearance.

Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 6, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF and the Goa State Pollution Control Board for the expansion project of a pig iron plant, sinter plant, metallurgical coke plant and power plant in Goa. Mr. Naik challenged this order of the High Court of Bombay by filing a special leave petition before the Supreme Court on July 26, 2012 for an interim stay of the operations of the High Court of Bombay order and for a stay on the construction and operation of the Plants in Goa. No stay has been granted in these matters and all respondents have filed their counter–affidavits. The matter will be heard in due course.

Separately, an application was filed by the village panchayat head of Navelim, Goa before the National Green Tribunal against the Goa State Pollution Control Board, MoEF, State of Goa, others and us alleging that (i) Goa State Pollution Control Board had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF and the approval are for all four plants thereby violating the MoEF order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF. On March 1, 2013, the National Green Tribunal gave directions to issue notices to all the parties. We replied on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014 the matter was transferred from the Principal Bench of the National Green Tribunal at New Delhi to the Western Bench of the National Green Tribunal at Pune. The National Green Tribunal on July 31, 2014 held that owing to an identical issue pending before the Supreme Court of India, the proceeding before the National Green Tribunal is adjourned and directed us to inform the National Green Tribunal of the determination of the Supreme Court of India.

Closure of certain proceedings against us alleging illegal mining activities

Seventeen applications were filed before the National Green Tribunal by a local body in Goa claiming compensation from us and other mine lessees for causing environmental destruction and degradation due to illegal mining activity. The applications had alleged that environmental clearances obtained by us specifically required us to obtain prior approval of the Chief Wild Life Warden which had not been adhered to and that the extraction during the period when the Chief Wild Life Warden permission was pending was illegal. It was further alleged that the government authorities and officials acted in connivance with us and assisted us in procuring the lease/concessions. These applications state that the MoEF orders obtained by us required that no mining be undertaken without taking prior permission from a competent authority as specified under the Wildlife Protection Act, 1972 and that, we excavated the mines in violation of the MoEF order and other environmental laws. The local body was asked that the area be restored and assessment be undertaken regarding the actual damage caused to the original property.

Further, an interim relief was filed by the local body to seek removal of waste dump and protection of environment in and around the mining lease areas until final disposal of the main applications. We replied denying all the allegations in the applications and asked that the applications be rejected. On January 13, 2015, the National Green Tribunal dismissed the applications observing that it would not be appropriate for the National Green Tribunal to proceed with the hearing of applications on merits on the ground of judicial propriety.

Certain proceedings with respect to renewal of our environmental consents

The Goa State Pollution Control Board (“GSPCB”) on December 7, 2012 informed us that in light of the order given by the Supreme Court of India on October 5, 2012 and the decision of the GSPCB given on November 1, 2012, applications filed by us for renewal of consent to operate under the Water Act and the Air Act cannot be processed and therefore, such applications were returned to us. On December 28, 2012, we applied to the GSPCB for grant of consent to operate under these legislations which was subsequently denied on March 5, 2013. On April 9, 2013, we appealed against the GSPCB’s order before the Administrative tribunal at Goa. On April 15, 2015, the Tribunal set aside the March 5, 2013 order of the GSPCB and directed the GSPCB to hear and decide the matter. The GSPCB in their meeting held on July 10, 2015 considered the application under the Air Act and the Water Act. The formal consent to operate under the Air Act and the Water Act is yet to be received.

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition under section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of Rs. 15,530 million ($ 249.2 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also requested for an interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. The High Court of Bombay on April 25, 2012 dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order of December 12, 2012 directed us to deposit a bank guarantee for an amount of Rs. 1,870 million ($ 30.0 million) until the arbitration proceedings are completed.

We also filed a counterclaim for delays caused for which SSNP is responsible. SSNP had filed an application for interim award of Rs. 20.2 million ($ 0.3 million) before the Arbitral Tribunal which was not allowed. The proceedings are ongoing and the next hearing is from September 18, 2015 to September 20, 2015.

Proceedings against TSPL relating to its delay in commissioning various units of the power plant

TSPL entered into a long term power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plant according to the scheduled timelines agreed in terms of the agreement. According to the terms of the agreement, there are obligations and performances to be met by both PSPCL and TSPL. PSPCL was obligated to fulfil certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However due to delay in fulfilment of certain obligations and other force majeure reasons, there has been delay in implementing the project as compared to the scheduled timelines under the agreement.

TSPL received letter from PSPCL seeking payment of liquidated damages of Rs.3,176.4 million ($ 50.9 million) for each delay in commissioning of unit I, II and III totaling Rs. 9,529.2 million ($ 152.9 million).

Subsequently, PSPCL invoked the bank guarantee of Rs. 1,500 million ($ 24.1 million) towards payment of the liquidated damages on account of delay in completion of the commissioning of Unit I. TSPL filed a petition with the Punjab State Electricity Regulatory Commission (“PSERC”) for quashing of the wrongful claim of liquidated damages and grant of extension of time to complete the commissioning of various units of the power plant. On October 22, 2014, PSERC directed the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until the matter is finally adjudged by Arbitrator. PSPCL submitted an appeal in Appellate Tribunal for Electricity (APTEL) against the PSERC order and on May 12, 2015, APTEL had disposed the appeal by directing that the matter will be adjudicated by an Arbitral Tribunal.

Proceedings against TSPL relating to mega power project benefits

TSPL submitted its bid for setting up a 1980 MW thermal power plant in the state of Punjab under a tariff based international competitive bidding process under a Case-2 Model bidding mechanism on June 2008, which was ultimately awarded to Sterlite Energy Limited (now Vedanta Limited). A Power Purchase Agreement (the “PPA”) was entered between TSPL and PSEB on September 2008, which is now known as PSPCL. According to the PPA, any increase or decrease in the capital cost of the project on the occurrence of any “Change in Law” (as defined therein) after the cut-off date of June 16, 2008, had to be passed on to PSPCL.

Because TSPL intended to sell all of the generated electricity to the state of Punjab, it did not meet one of the requirements for the mega power project at the time of bidding, namely that the project had to sell electricity to more than one state. However, the said requirement was amended towards the end of 2009, making TSPL eligible for the mega power project status. Accordingly, TSPL was given the mega power project status in 2010 and thereafter has been receiving the customs and excise exemption. As TSPL had become entitled to the mega power project status after the cut-off date, according to PSPCL, the mega power project benefits received by TSPL had to be passed on to PSPCL pursuant to the PPA’s “Change in Law” clause. TSPL’s position was that as of the cut-off date, similar benefits were available to it under India’s the foreign trade policy as a non-mega power project and accordingly, that its economic position had not altered pursuant to the grant of mega power project status to warrant the passing on of such benefits to PSPCL. TSPL has also produced a number of approval letters issued by various Director General of Foreign Trade offices across India, which extended such benefits to non-mega power projects including government power projects or other public sector undertakings.

PSERC passed an order dated December 2, 2014, holding against TSPL. TSPL thereafter filed an appeal on January 2015 along with a stay application before the APTEL, challenging the order of PSERC. The stay application was rejected by APTEL without considering the submissions of TSPL. TSPL then filed a stay application before the Supreme Court, appealing against APTEL’s order on the stay application, and subsequently on July 28, 2015, the Supreme Court granted and ordered the stay to continue until given any further orders.

Petitions filed against BALCO in relation to the alleged encroachment of land on which our Korba smelter is located.

BALCO has 1,804.67 acres of government land out of which 1,751 acres is forest land which were given on lease by the state government. The lease deed has not been executed till date. The High Court of Chhattisgarh on February 2010 held that BALCO is in legal possession of 1,804.67 acres of government land based on which the Cabinet of Chhattisgarh recommended the execution of lease deed in favor of BALCO but after approvals for forest land were sought.

With respect to the approvals for forest land, petitions have been filed in public interest before the Supreme Court of India by various individuals and Sarthak, a non-governmental organization alleging that BALCO is using forest land for non-forest activities. The Supreme Court of India referred the matter to the Central Empowered Committee, which recommended a post-facto diversion of forest land with payment of net present value on land for which forest compensation was not paid prior to the year 1980. Subsequently, it was alleged that BALCO had cut trees in violation of the Court order and the petitioner filed a contempt petition and the matter was again referred to the Central Empowered Committee. The Central Empowered Committee submitted its report on June 30, 2012 to the Court recommending that a detailed survey should be conducted through Forest Survey of India (MoEF) using high quality remote sensing technique to find out whether any tree felling and/or non-forest use has taken place after February 29, 2008 in the revenue forest land and/or deemed forest in possession of BALCO. In order to expedite the proceedings, BALCO filed an application in the Court seeking direction to pay the net present value on forest land as per the recommendation of the Central Empowered Committee providing an ex-post facto diversion of the 1,751 acres forest land held by BALCO. The date of hearing for this matter has not yet been fixed.

Petition against BALCO seeking cancellation of the environmental clearance provided in relation to its coal block

Certain citizens challenged the environmental clearance granted by MoEF to BALCO for the Durgapur-II Taraimar opencast (3MMTPA)-cum-underground (1MMTPA) coalmine project and captive coal washery (4MMTPA) before the National Green Tribunal alleging that the decision to grant the environmental clearance was illegal, arbitrary and without application of mind, and that the environment impact assessment report was inadequate and misleading with several inaccuracies and not in line with environment impact assessment, 2006. Owing to the Supreme Court of India order dated August 25, 2014 and September 1, 2014 holding that the coal block allocations were illegal and de-allocated, and thus that the coal mine allotted in favor of BALCO was also cancelled, this appeal was dismissed by the National Green Tribunal.

Proceedings by BALCO relating to direction by GoI not to declare us as the successful bidder in the e-auction of Gare Palma IV/1 coal mine

BALCO participated in the e-auction for Gare Palma IV/1 coal mine and being the highest bidder during the auction and attained preferred bidder status. Per the Coal Mines (Special Provisions) Act, 2015, following the determination of preferred bidder status, the Coal Ministry was to confirm the status based on Nominated Authority’s recommendation. The Nominated Authority based on the Coal Ministry’s recommendation issued an order dated March 20, 2015 stating that BALCO should not be declared the successful bidder in respect of Gare Palma IV/1 Coal Mine since the final price did not reflect fair value. The Gare Palma IV/1 coal mine was allotted to Coal India Limited instead on March 23, 2015. BALCO filed a writ petition before the Delhi High Court challenging the orders dated March 20, 2015 and March 23, 2015, arguing that the price bid by the company was ten times the floor price. The matter was heard on March 27, 2015 from which an interim order was passed stating that any action in respect of this coal mine will be subject to the outcome of the Court’s orders and that no equity or vested interest may be claimed by any third party in the mine. In the meantime, Coal India Limited was designated as the custodian of the mine. On May 25, 2015, the Delhi High Court disposed the petition with a direction to GoI, and with GoI’s agreement, to reassess the declaration of BALCO within 4 weeks as unsuccessful bidder even though it was the preferred bidder. By way of letter dated July 29, 2015, the GoI rejected the representation of BALCO to accept its bid for the Gare Palma IV/1 coal mine. BALCO retains the liberty to re-file the writ in the High Court of Delhi.

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

An application was filed by us before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India, against the order of the High Court of Karnataka. In November 2009, the Supreme Court of India directed the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and directed us to furnish a bank guarantee towards payment of the forest development tax. In April 2010 we were directed by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. Subsequently, the Government of Karnataka argued before the High Court of Karnataka and we filed our written submission dated July 25, 2012 requesting for the writ petition to be allowed and the notification issued by the Government of Karnataka be set aside. The matter is in final argument stage and is partly heard. The next date of hearing for this matter has not yet been fixed.

Demands against HZL by Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($ 53.6 million) to HZL, claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. HZL filed a writ petition against all the show cause notices issued by the Department of Mines and Geology in the High Court of Rajasthan. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The next date of hearing has not yet been fixed.

Demand against BALCO for electricity duty

We received a notice in February 2010 from the Chief Electrical Inspector, Government of Chhattisgarh demanding that BALCO is required to pay Rs. 2,404 million ($ 38.6 million) from June 2005 to March 2009, towards duty on electricity for the generation of power by BALCO’s 540 MW power plant. It alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption is claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. The application is filed before Directorate of Industries for granting us exemption from electricity duty and is currently under review. The amount of duty on electricity payable for the period subsequent to March 31, 2009 until March 31, 2015 is Rs. 4,137.7 million ($ 66.4 million).

Demand against BALCO for electricity dues for power allocated from Central quota

BALCO in the year 1983-84 being a public sector undertaking was allocated 45 MW power by the GoI from the Central Quota. Upon disinvestment of BALCO in 2001, the Central Quota of 45 MW power allocated to BALCO was withdrawn on January 12, 2001 as it was no longer a public sector undertaking. Based on representation by BALCO to the GoI, the Ministry of Power on January 13, 2003 passed a specific order restoring Central Quota Power to BALCO on the terms and conditions as existed before withdrawal of power for a period of two years that is April 1, 2001 to March 31, 2003. Despite such order, The Chattisgarh State Power Distribution Company Limited raised an electricity bill for period of September 2002 to November 2002 and unilaterally adjusted an amount of Rs.70.4 million ($ 1.1 million) on December 23, 2010 from the security deposit lying with it. BALCO has challenged this action by filing a writ petition with High Court of Chhattisgarh to declare the order dated December 23, 2010 as illegal and void, since the adjustment has been done without prior notice to the company, even though the allotted quota had been restored to BALCO. The Chattisgarh State Power Distribution Company Limited by way of letter dated June 19, 2012 has demanded Rs.629 million ($ 10.1 million) as outstanding and BALCO was given interim relief of producing solvent security for 50% of the demand. The aforesaid interim order dated July 23, 2012 stands complied. The matter is expected to be listed in due course.

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

Claim against BALCO for energy development cess

The High Court of Chhattisgarh in December 2006 on a writ filed by BALCO quashed the provisions relating to imposition of energy development cess of Rs. 4,379 million ($ 70.3 million) on our captive power plants and directed refund of the cess already collected by the state government. The State of Chhattisgarh filed a special leave petition in the Supreme Court against the order of the High Court. The Supreme Court has issued notice and stayed the refund of the cess already collected pending the disposal of the special leave petition. The matter is not yet listed for hearing.

Closure of Proceedings against us and Sterlite USA in the US Bankruptcy Court

Asarco filed a complaint on March 17, 2010 in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite USA alleging that we and Sterlite USA had breached an agreement dated May 30, 2008 (the “May 2008 Agreement”) by, among other things, refusing to pay the $ 2.6 billion purchase price and refusing to assume the liabilities and contractual obligations required under the May 2008 Agreement. Asarco claimed these damages to be in the range of $ 533 million to $ 1,509 million and also claimed applicable pre-judgment interest. Further, Asarco terminated the agreement it entered with us on March 6, 2009 (the “March 2009 Agreement”). This agreement superseded the May 2008 Agreement in its entirety. The March 2009 Agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 Agreement. Asarco drew the $ 50 million provided as deposit under the March 2009 agreement. We filed an application to the US Bankruptcy Court for the return of the $ 50 million which was subsequently rejected. The US Bankruptcy Court, by its order dated February 13, 2012 and February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages. This amount was to be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.8 million. We had provided for the amount of $ 82.8 million in our consolidated statement of profit or loss as part of our administration expenses for fiscal year 2012. Asarco and us filed a notice of appeal against this judgment to the United States District Court for the Southern District of Texas Brownsville Division in May 2012. All proceedings in relation to this matter have been finally settled by way of agreement entered into by the parties on October 17, 2014 under which we paid Rs. 5,159 million ($ 82.8 million) post approval from the RBI, under the applicable regulations in India.

We received a show cause notice from the Indian tax authorities for not withholding tax on payments made while acquiring a subsidiary

In March 2014, Cairn India Limited received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by Cairn India Limited to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) on a transaction in the year 2006-07. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of Cairn India Limited, from CUHL during the financial year 2006-2007 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the Tax Authorities vide its order dated March 11, 2015, raised a demand of approximately Rs. 204,947.3 million (comprising tax of approximately Rs.102,473.6 million and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for shares of CIHL. The Tax Authorities have stated in the said order that a short term capital gain of Rs. 245,035 million accrued to CUHL on transfer of the shares of CIHL to Cairn India Limited in financial year 2006-2007, on which tax should have been withheld by Cairn India Limited. Cairn India Limited understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

In this regard, Vedanta Resources Plc. filed a Notice of Claim against the GoI under the UK-India bilateral investment treaty in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of UK-India bilateral investment treaty, the benefit of which would ultimately accrue to Cairn India Limited.

Further, Cairn India Limited has sought independent advice on this issue and has been advised that there could be no liability on Cairn India Limited for the failure to withhold the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on Cairn India Limited to deduct tax by having to predict and anticipate that the retrospective amendment will be made by the legislature on a future date. Cairn India Limited has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its position. The next hearing date is August 20, 2015.

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

Arbitration proceedings on issues related to the cost recovery of the Ravva block

We along with other joint operation partners (the “Contractor Parties”) are involved in a dispute against GoI relating to the recovery of contractual costs in terms of calculation of payments that the Contractor Parties were required to make in connection with the Ravva field.

The Ravva production sharing contract obliges the Contractor Parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva production sharing contract (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an international arbitration tribunal in August 2002 which rendered a decision on the ONGC Carry in favor of the Contractor Parties whereas four other issues were decided in favor of GoI in October 2004 (the “Partial Award”).

The GoI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia adjudicated the matter on October 11, 2011 and upheld the Partial Award. Per the decision of the arbitral tribunal with regards to Partial Award, the Contractor Parties and the GoI were required to arrive at a quantification of the sums relating to each of the issues under the Partial Award. Also, the arbitral tribunal retained the jurisdiction for determination of any remaining issues in the matter.

Pursuant to the decision of the Federal Court, the Contractor Parties approached the Ministry of Petroleum and Natural Gas (“MoPNG”) to implement the Partial Award while reconciling the statement of accounts as outlined in the Partial Award. GoI failed to implement the Partial Award by way of reconciling accounts as provided in the Partial Award ever since the Federal Court of Malaysia adjudicated in the Contractor Parties’ favor.

However, on July 10, 2014 MoPNG issued a show cause notice alleging that since the Partial Award has not been enforced the profit petroleum share of the GoI has been short-paid. MoPNG threatened to recover that amount from the sale proceeds payable by the oil marketing companies to the Contractor Parties. The Contractor Parties replied to the show cause notice taking various legal contentions. On March 9, 2015, a personal hearing took place between MoPNG and the Contractor Parties whereby the Contractor Parties expressed their concerns against such alleged unilateral recoveries and filed further written submissions on March 12, 2015.

Because the Partial Award did not quantify the sums, the Contractor Parties approached the same arbitral tribunal to pass a final award in the subject matter since it had retained the jurisdiction to do so. The arbitral tribunal has been reconstituted and the determination of the final award is sub judice before it. The reconstituted tribunal commenced hearings at the Hague on February 23, 2015 and the next hearing is due on September 24, 2015. Meanwhile, the claimants approached the tribunal for interim relief to maintain the status quo against the MoPNG’s show cause notice and alleged unilateral recoveries directly through Ravva crude oil and gas buyers and the tribunal granted the interim-relief on June 26, 2015. While the Company does not believe the GoI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, we could be liable for approximately $ 63.9 million (Rs. 3,981.6 million).

Proceedings, notices and enquires initiated by the Central Excise

The Central Excise department of the GoI had issued in July 2010 an ex-parte notice for reversal of Cenvat credit of Rs. 3,150 million ($ 50.6 million) along with interest of Rs. 88 million ($ 1.4 million) for the non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the advance license conditions from 2005 to 2009. We filed four writ petitions WP No. 8123, 8135, 9744 and 9755 in 2010 in the High Court of Madras against the Central Excise department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise department. The High Court of Madras granted a stay in relation to WP No. 8135 in so far as relates to job work challan matter and until a fresh enquiry was made. Further, the High Court of Madras dismissed WP No. 9744, 9755 and the contempt petition.

The Central Excise department deputed the Assistant Commissioner of Central Excise to conduct an enquiry for the alleged non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules in respect of non-return of job work challans. The Assistant Commissioner of Central Excise served a show cause notice on September 9, 2011. We filed a reply before the Assistant Commissioner of Central Excise. After conducting personal hearing Assistant Commissioner of Central Excise has passed a favorable order on January 1, 2012 and dropped the entire demand for duty and interest. The department went into appeal before the Commissioner (Appeals) against this order, but the appeal was restricted only to the demand of interest. The Commissioner (Appeals) allowed the appeal on February 25, 2013 on the condition that interest would become applicable only in those cases where goods have not been sent back or cleared from the premises within 180 days from the date of dispatch from the Tuticorin unit. The verification whether any interest is payable or not, is under process and not yet completed.

We have filed two writ appeals WP No. 704 and 705 of 2011 in the High Court of Madras challenging the orders passed with respect to the writ petitions 8135 and 9744 of 2010. The writ petitions were admitted on August 1, 2011 and the Court directed other party to maintain status quo. In the meanwhile, the Commissioner of Customs Tuticorin issued a show cause notice in January, 2015 based on alleged violation of advance license conditions from 2005 to 2009 expressly mentioning that this show cause notice shall be kept pending and not be adjudicated unless and until directions are obtained from the High Court enabling such adjudication. We filed Writ Petition No. 626/2015 against this show cause notice which were tied up with writ appeals Nos. 704 and 705 of 2011and heard together. Thereafter regular hearings have taken place in the High Court, and on March 12, 2015 the High Court gave an interim order by allowing one of the prayer in writ in form of injunction to the Directorate General of Foreign Trade actions in pursuance of the show cause notice received from customs department. During the course of hearings, writ appeal no. 704 has been withdrawn as it has become infructuous as it relates to the job work challan matter which has already been concluded. Now Writ Appeal No. 705 of 2011 and Writ petition No. 626 of 2015 is lying before High Court for which regular hearings are going on. All these proceedings have been adjourned and are pending as to date.

Petitions have been filed in the Rajasthan High Court relating to sales tax

We have filed two writ petitions before Rajasthan High Court seeking to quash the two letters issued by Finance (Tax) department, Jaipur and to set aside the show cause notice issued by the Rajasthan Sales Tax Department, demanding Rajasthan VAT on sales of crude oil alleging that the sales are intra-state sale (as opposed to an inter-state sale). Vide its interim order, Rajasthan High Court directed us to appear before the Commissioner of Commercial Tax. The Commissioner confirmed the sales as intra-state sale. A 2% central states tax is currently being paid. Vide order dated July 2, 2012, the Rajasthan High Court has stayed the order of the Commissioner and show cause notices till disposal of writ petition. The potential liability for tax and related interest for all periods until March 31, 2015 is approximately Rs. 30,746 million ($ 493.4 million). The next hearing in the matter will come up in due course of time.

Proceedings related to the Imposition of Entry Tax

BALCO challenged the constitutional validity of a local statute levying entry tax on the entry of goods brought into the State of Chhattisgarh, India from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. BALCO paid the entry tax of Rs. 1,903.9 million ($ 30.6 million) under protest to the state government of Chhattisgarh until March 31, 2015. The matter was referred to the Supreme Court of India. The next date of hearing has not been fixed.

We challenged the constitutionality of the Orissa Entry Tax Act. The Orissa High Court on February 18, 2008 held that (i) the Orissa Entry tax is not compensatory, (ii) there should not be any entry tax on goods coming into Orissa which is not manufactured in Orissa and (iii) that the Orissa Entry Tax Act is valid. We challenged the High Court order before the Supreme Court of India. The Supreme Court of India on February 3, 2010, directed us to deposit a sum of Rs. 35 million ($ 0.6 million) and to deposit Rs. 0.1 million per month from October 2009 till the matter is actually disposed. These amounts have been paid under protest. In a related matter in respect of challenging the levy of entry tax on imported goods, the Supreme Court of India on April 9, 2013 directed 50.0 % of the entry tax amount accrued until September 30, 2012 amounting to Rs.768 million ($ 12.3 million) to be deposited as entry tax. The amounts were paid barring the levy on operations in the special economic zone. Subsequently, the Supreme Court of India on August 4, 2014 directed us to pay, within 8 weeks of the order, 50% of the entry tax amount being Rs. 233 million ($ 3.7 million) related to the operations in the special economic zone. The amount of Rs. 597.5 million ($ 9.6 million) has been deposited in accordance with the order of the Supreme Court. The next date of hearing has not been fixed.

In respect of the demand for entry tax imposed on imported goods, after the department had raised a demand on March 26, 2012 for Rs. 727 million ($ 11.6 million) and an interest of Rs. 492 million ($ 7.9 million) for the period from August 2007 to January 2012, we filed a writ petition on June 21, 2013 before the High Court of Odisha after withdrawing our existing petition from the Supreme Court of India on April 29, 2013. The High Court of Odisha quashed the demand on the basis that we were not given time to file returns as directed and asked us to file returns within a stipulated time. In the meantime, the department issued a notice on January 6, 2014 for Rs. 554 million ($ 8.9 million) with interest and penalty. We have filed a department appeal with the additional commissioner, Cuttack on March 1, 2014. The additional commissioner disposed of the stay petition directing us to further deposit Rs. 600 million ($ 9.6 million), which was challenged before the commissioner, who then disposed of the case directing us to deposit Rs 190 million ($ 3.04 million). Aggrieved with the commissioner’s order, a writ petition was filed before the High Court of Odhisa which passed an interim order directing us to deposit Rs. 80 million ($ 1.3 million) pending disposal. Accordingly Rs. 80 million ($ 1.3 million) has been deposited in compliance with the High Court of Odhisa’s order. The appeal before additional commissioner was heard on April 8, 2015 and the final order is pending.

Legal actions by Indian Income tax Authorities for additional income tax

Income tax returns submitted by companies are subject to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court of India. There are certain income tax legal proceedings which are pending against us. Potential liabilities, if any have been adequately provided for and we do not currently estimate any material incremental tax liability in respect of these matters. The total claims on account of the disputes with income tax authorities is Rs.31,759 million ($ 509.7) as of March 31, 2015, of which Rs. 142 million ($ 2.3 million) has been recorded as liabilities as of March 31, 2015.

Legal actions by third parties, Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties

Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the subsidiaries’ tax returns. As of March 31, 2014 and 2015, the total claim related to these liabilities is Rs. 19,108 million and Rs. 21,661 million ($ 347.6 million) respectively. We have evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 263 million and Rs. 283 million ($ 4.5 million) as current liabilities as of March 31, 2014 and 2015 respectively.

The claims by third party claimants amounted to Rs. 35,567 million and Rs. 46,694 million ($ 749.4 million) as of March 31, 2014 and 2015 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 1,408 million and Rs. 7,441 million ($ 119.4 million) as current liabilities as at March 31, 2014 and 2015 respectively.

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

Under the Companies Act 2013, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in the manner provided for in the Companies Act, 2013. The Companies Act, 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2015 provide that in the event of adequacy or absence of profits in any year, a company may declare dividends out of its reserves subject to the following conditions:

i)	If profits for that year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by it in the three years immediately preceding that year;

•	The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of its paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilized to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared;

•	The balance of reserves after such withdrawal shall not fall below 15.0% of its paid up share capital as appearing in the latest audited financial statement; and

ii)	No company shall declare dividends unless carried over previous losses and depreciation not provided in previous year or years are set off against profits of the company of the current year.

The Company may, before the declaration of any dividend in any financial year, transfer such percentage of its profits for that financial year as it may consider appropriate to the reserves of the Company.

Dividends (including interim dividends) must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days from the date of expiry of the said period of thirty (30) days to a special unpaid dividend account held at a scheduled bank. We must transfer any money which remains unpaid or unclaimed for seven years from the date of such transfer to the Investor Education and Protection Fund established by the GoI.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20% from 16.995% from October 2014. The Finance Act 2015 has increased the surcharge from 10% to 12%, and the applicable tax rate for fiscal year 2016 is 20.358%. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above. Under Section 115 O (1A) of the Finance Act, 2009, effective April 1, 2009, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, thereby reducing the dividend distribution tax to the extent of such set-off.

Future dividends will depend on our revenue, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by the ADSs. Cash dividends in respect of the equity shares represented by the ADSs will be paid to the depositary in Indian Rupees and, except as otherwise described under the deposit agreement governing the issuance of our ADSs, will be converted by the depositary into US dollars. The depositary will distribute these proceeds to ADS holders. The equity shares represented by the ADSs will rank equally with all other equity shares in respect of dividends. ADS holders will bear all of the currency exchange rate risk of the conversion of any dividends from Indian Rupees to US dollars, and a decline in the value of the Indian Rupee as compared to the US dollar would reduce the US dollar value of any dividends we pay that are received by ADS holders.

B. Significant Changes

On June 14, 2015, Vedanta Limited and Cairn India Limited announced a merger through a Scheme of Arrangement under Indian law. On completion, minority shareholders of Cairn India Limited will receive for each equity share held one equity share in Vedanta Limited of face value Rs. 1 each and one 7.5% Redeemable Preference Share in Vedanta Limited with a face value of Rs. 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited. The transaction is conditional on Vedanta Limited, Cairn India Limited and Vedanta Resources Plc. shareholder approvals, as well as approval from the Indian High Court and stock exchange and other customary approvals. Vedanta Limited will continue to be listed on the BSE and NSE, with ADSs listed on the NYSE.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs of SIIL evidenced by American Depositary Receipts, or ADRs, commenced trading on the NYSE on June 20, 2007 at an initial offering price of $13.44 per ADS. The ADRs evidencing ADSs were issued by our Depositary, Citibank, N.A., pursuant to a deposit agreement. Our ADSs evidenced by ADRs, commenced trading on the NYSE, on September 9, 2013 at a price of $ 10.25 per ADS, after the Re-organization Transactions became effective on August 17, 2013.

In July 2009, in connection with the offering of ADSs, each representing one equity share of par value Rs.2, SIIL issued 131,906,011 new equity shares in the form of ADSs, at a price of $ 12.15 per ADS, aggregating approximately $ 1,602.7 million. Out of 131,906,011 equity shares, 41,152,263 equity shares were issued to Twin Star, which is a wholly-owned subsidiary of Vedanta.

As of March 31, 2015, 2,964,694,239 of our equity shares were outstanding (including the 221,331,788 equity shares underlying our 55,332,947ADSs outstanding as of such date) after giving effect to the bonus issue and share split. All our equity shares are registered shares.

We have entered into listing agreements with the NSE and BSE, pursuant to which we are required to comply with certain regulations in addition to the requirements under the Companies Act 2013. Our outstanding equity shares are currently listed and traded on the NSE and BSE. The equity shares of SIIL were previously listed on the Calcutta Stock Exchange Association Limited and were voluntarily delisted on May 9, 2008. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information – D. Risk Factors – Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.”

The following table shows:

•	the reported high and low trading prices for our ADSs in US dollars on the NYSE;

•	the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented; and

•	the average of the aggregate trading volume of our ADSs on the NYSE and our equity shares on the NSE and BSE, all as adjusted to reflect the five for two stock split on May 5, 2006.

	NYSE Price Per ADS		Average NYSE Daily ADS Share Trading	NSE Price Per Equity Share		Average NSE Daily Equity Share Trading	BSE Price Per Equity Share		Average BSE Daily Equity Share Trading
Fiscal Year	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

2011(1)	19.92	12.58	1,317,081	18.72	3.38	5,627,526	18.78	3.38	1,149,373
2012	16.60	6.64	1,161,246	4.28	1.64	6,479,436	4.27	1.63	994,973
2013	9.06	6.42	642,788	2.26	1.59	6,169,332	2.26	1.63	664,307
2014(2)	13.59	4.76	537,824	3.56	1.17	6,757,850	3.55	1.17	947,611
2015	21.36	11.43	197,421	5.11	2.86	6,112,054	5.11	2.86	778,407
2014
1st Quarter	7.44	5.16	646,827	1.68	1.27	4,733,427	1.68	1.28	579,116
2nd Quarter(2)	12.05	4.76	897,361	3.19	1.12	10,167,354	3.18	1.12	1,444,753
3rd Quarter(2)	13.35	10.94	338,590	3.38	2.78	7,249,853	3.38	2.79	1,112,130
4th Quarter(2)	13.59	11.01	268,518	3.56	2.81	4,880,768	3.55	2.83	654,446
2015
1st Quarter	21.36	11.71	285,556	5.30	2.96	9,494,590	5.30	2.96	1,422,298
2nd Quarter	20.86	17.21	162,256	5.11	4.30	5,728,458	5.09	4.30	655,298
3rd Quarter	17.46	11.43	192,198	4.38	3.02	4,793,720	4.39	3.03	488,441
4th Quarter	14.38	11.79	149,562	3.62	2.95	4,461,696	3.61	2.95	547,922
2016
1st Quarter	14.43	10.63	180,191	3.67	2.67	4,932,104	3.67	2.67	479,437
Last Six Months
January 2015	14.07	11.90	118,344	3.63	3.00	5,174,040	3.63	3.01	558,326
February 2015	14.34	12.87	166,769	3.65	3.20	4,051,225	3.64	3.20	559,920
March 2015	14.38	11.79	165,136	3.61	2.95	4,140,276	3.61	2.95	526,661
April 2015	13.57	12.31	129,397	3.41	2.94	4,567,983	3.41	2.95	577,358
May 2015	14.43	11.65	186,478	3.66	2.99	5,708,163	3.66	3.00	550,143
June 2015	12.66	10.63	224,984	3.17	2.67	4,541,064	3.17	2.69	330,590
July 2015	11.01	7.80	218,417	2.78	1.98	6,199,898	2.78	1.98	625,770

Notes:

(1)	Post share split and bonus, with effect from June 25, 2010.
(2)	The first trading day on the NYSE was September 9, 2013 and on the BSE and the NSE was August 27, 2013 since the Re-organization Transactions became effective. Since this date, the information relating to the high and low market prices and the average daily trading volumes of the ADSs and the shares are of Vedanta Limited.

B. Plan of Distribution

Not applicable

C. Markets

Our ADSs are listed on the NYSE under the symbol VEDL. Our equity shares are listed on the NSE with stock code VEDL and on the BSE with stock code 500295. Prior to the change of name to Vedanta Limited, the ADSs were listed on the NYSE under the symbol “SSLT” and equity shares were listed on the NSE with stock code SSLT/EQ and on the BSE with stock code 500295.

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

The legal framework governing companies in India is now subject to the Companies Act, 2013, which replaces some of the provisions of the Companies Act, 1956. The sections of the Companies Act, 2013 are being notified in a phased manner. While some provisions of the Companies Act, 2013 have been notified as law, other provisions of the Companies Act, 2013 are yet to be notified as effective by the GoI. Pending notification of the Companies Act, 2013 in its entirety, certain provisions of the Companies Act, 1956, which have not ceased to be effective by enactment of the corresponding provisions of the Companies Act, 2013 continue to be effective, along with the notified provisions of the Companies Act, 2013. Accordingly, the legal framework governing us is the Companies Act, 1956 read with the notified sections of the Companies Act, 2013, as amended (the “Indian Companies Act”).

Our activities are regulated by our Memorandum and Articles of Association. Our current Memorandum and Articles of Association were amended following the enactment of Companies Act, 2013. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Indian Companies Act, the Securities Contract Regulation Act and the Securities Contracts (Regulation) Rules, 1957, as amended.

Subsequent to the enactment of applicable sections of Companies Act 2013 which became effective as of April 1, 2014, the Company was required to align its Memorandum and Articles of Association as per the respective forms specified in ‘Table F’ of Schedule I of Companies Act 2013. Pursuant to Section 13 of the Companies Act 2013, the Company may, by special resolution and after complying with the procedures specified in this section, amend the provisions of its Memorandum of Association. Further pursuant to provisions of Section 14 of the Companies Act 2013, the Company may, by special resolution amend its Articles of Association, subject to the provisions of the act and the conditions contained in the Memorandum of Association. The amendment of the Memorandum and Articles of Association requires shareholders’ approval through a postal ballot or through a General Meeting, and such approval was obtained through postal ballot on March 30, 2015.

Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in. Our objects are set out at clause 3 of our Memorandum of Association.

Share Capital

Our authorized share capital is Rs.51,270 million divided into 51,270 million equity shares of par value Re. 1 per equity share. As of March 31, 2015 our issued share capital was Rs. 2,965.0 million, divided into 2,965,004,871 equity shares of par value Re. 1 per equity share. 310,632 equity shares of our total issued capital has not be issued and allotted by us as they are under dispute.

As of March 31, 2015, 2,964,694,239 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 221,331,788 equity shares were held in the form of 55,332,947ADSs. Each ADS represents four equity shares.

On October 29, 2009, we completed an offering of $ 500 million aggregate principal amount of convertible senior notes (“Convertible Notes”). The Convertible Notes were convertible into ADSs at a conversion price of approximately $ 38.88 per ADS pursuant to the effectiveness of the Re-organization Transactions, subject to adjustment in certain events. The conversion price prior to the effectiveness of the Re-organization Transactions was $ 23.33 per ADS. These Convertible Notes had a maturity date of October 30, 2014 and were repaid on the maturity date.

On October 30, 2009, we issued an additional $ 500 million convertible notes. These convertible notes were convertible, at the option of the holder, into ordinary shares of Sesa Sterlite at a conversion price of 13,837.64 ordinary shares per $ 100,000 principal amount of convertible notes, which is equal to a conversion price of approximately $ 7.23 per ordinary share. These convertible notes were due for maturity on October 31, 2014 and they have been repaid on the maturity date.

Changes in Capital or our Memorandum of Association and Articles of Association

Subject to the Indian Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting or through postal ballot:

•	increase our share capital with such rights and privileges, or modify the rights and privileges associated with the existing shares, as directed in the general meeting, or as determined by the Board;

•	issue shares with a preferential right to dividends, and in repayment of paid-up share capital on the winding up of the Company, and with a right to vote only on resolutions placed before the Company which directly affect the rights attached to such preference shares owned and any resolution for the winding up of the company or for the repayment or reduction of its equity or preference share capital and his voting right on a poll shall be in proportion to the share in the paid-up preference share capital of the Company;

•	sub-divide or consolidate our shares, or any of them, and the resolution whereby any share sub-divided or consolidated may determine that, as between the holders of the shares resulting from such sub-division or consolidation, one or more of such shares shall have some preference or special advantage as regards dividend, capital or otherwise over or as compared with the others;

•	issue preference shares which are redeemable, which are to be redeemed on or within the expiry of a period of 20 years from the date of their issue;

•	split all or any part of our shares into a larger number of shares each with a smaller par value;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	issue sweat equity shares of a class of shares already issued subject to the terms and conditions prescribed in Section 54 of the Companies Act, 2013;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum of Association or Articles of Association.

Under our Articles of Association and pursuant to the applicable provisions of the Indian Companies Act, the shares (including any shares forming part of any increased share capital of the company) shall be under the control of the Board of directors of the company, who may allot or otherwise dispose of the same to such persons in such proportion, on such terms and conditions and at such times as the directors think fit and subject to the sanctions of the company in general meeting with full power, to give any person the option to call for or be allotted shares of any class of the company either (subject to the provisions of Section 52 and 53 of the Companies Act, 2013) at a premium or at a par such option being exercisable for such time and for such consideration as the directors thinks fit.

Directors

Under our Articles of Association, a director is not required to hold any qualification shares. According to the Indian Companies Act, the age limit for retirement of whole time directors is 70 years. There is no age limit requirement for the retirement of non-executive directors.

Any director who is directly or indirectly interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by us or on our behalf is required to disclose the nature of his interest at a meeting of the Board and such interested director shall not participate in any discussion of, or vote on, any contract, arrangement or proposal in which he is interested. In addition, we are prohibited from making loans, directly or indirectly, or providing any guarantee or security, directly or indirectly, in connection with any loans made by a third party, to our directors.

General Meetings of Shareholders

There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within 9 months from the date of closing of the first financial year of the Company and in any other case within a period of 6 months from the date of closing of the financial year. and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10.0% of our paid-up capital as on that date which carries voting rights. A notice in writing or through electronic mode to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice in writing or electronic mode is received from not less than 95.0% of the members entitled to vote at such meeting. Under the Indian Companies Act, general meetings are to be held either at the registered office or at another place within the city, town or village in which the registered office is situated. Business may be transacted at a general meeting only when a quorum of shareholders is present. Thirty members personally present, entitled to attend and to vote on the business to be transacted, will constitute a quorum.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Indian Companies Act, including the following ordinary business matters:

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

Subject to the Articles of Association, the Companies (Share Capital and Debentures) Rules, 2014, and the Indian Companies Act, the Company is allowed to issue equity shares with different rights subject to compliance with the provisions of the abovementioned rules and the Indian Companies Act.

Quorum

Our Articles of Association provide that a quorum for a general meeting is at least thirty shareholders personally present, if the number of members as on the date of the meeting is exceeding five thousand to vote, in accordance with the Companies Act, 2013.

Shareholder Resolutions

An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or electronically or by proxy or by a poll at a general meeting.

A resolution shall be a special resolution when, the intention to propose the resolution as a special resolution has been duly specified in the notice calling the general meeting or other intimation given to the members of the resolution. A special resolution requires the affirmative vote of not less than three times the number of the votes, if any cast against the resolution by members so entitled and voting in person or electronically or by proxy at a general meeting and casting a vote. The Indian Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, to approve reduction of share capital, to approve variation of rights of special classes of shares, to issue further shares without pre-emptive rights to non-members or to convert loans or debentures into shares, to commence any new line of business and dissolution of the company require a special resolution.

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

In addition to the above, the Company may at its discretion transact by means of a postal ballot in respect of any item of business, other than ordinary business and any business in respect of which directors or auditors have a right to be heard at any meeting.

Dividends

Under the Indian Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare interim dividends that do not need to be approved by the shareholders. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders held within 6 months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Listed companies are required to declare and disclose the dividends paid on a per share basis only. The dividend recommended by the board of directors and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Indian Companies Act provides that shares of a company of the same class must receive equal dividend treatment. Dividends can be paid in cash or by cheque or in any electronic mode to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of 5 days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. The company shall, within a period of 90 days of making any transfer of an amount to the unpaid dividend account, prepare a statement containing the names, their last known addresses and the unpaid dividend to be paid to each person and place it on the website of the company and also on any other website approved by the Central Government for this purpose. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to an unpaid dividend account must be transferred along with interest accrued to the Investor Education and Protection Fund along with a statement containing such details. Also, all shares in respect of which unpaid or unclaimed dividend has been transferred, shall also be transferred by the company in the name of this fund along with a statement containing such details as may be prescribed.

Under the Companies Act 2013, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in a manner provided for in the Companies Act, 2013. The Companies Act, 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2014 provide that in an event of adequacy or absence of profits in any year, a company may declare dividend out of its reserves subject to the fulfillment of the following conditions, such as:

(i)	If profits for that year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from reserves on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by it in the three years immediately preceding that year;

•	The total amount to be drawn from free reserves shall not exceed one-tenth of the sum of its paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilized to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared;

•	The balance of reserves after such withdrawal shall not fall below 15.0% of its paid up share capital as appearing in the latest audited financial statement; and

(ii)	No company shall declare dividend unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the company for the current year.

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

Under the Companies Act, 2013, it is proposed that the CLB be replaced with the National Law Tribunal with effect from a date that is yet to be notified.

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

On receipt of the declaration, the Company is required to file a return of such declaration in the prescribed form with the Registrar. If the Company fails to comply with the provisions of Section 89, then the Company and every defaulting officer may be punishable with fine which shall not be less than Rs. 500 but which may extend to Rs.1,000 and if such failure continues, a further fine of Rs. 1000 may be levied for each day after the first day during which the failure continues.

Alteration of Shareholder Rights

Under Section 106 of the Companies Act, 1956 (and the corresponding Section 48 of the Companies Act, 2013 which is not notified), and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Ministry of Corporate Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, by a special resolution passed at a separate meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.

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

Under the Indian Companies Act, we must file with the Registrar of Companies our balance sheet and statement of profit and loss within 30 days of the date on which the balance sheet and statement of profit and loss were adopted at the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

Related Party Transactions

As per the Companies Act, 2013, all related party transactions shall require prior approval of the Audit Committee. The Audit Committee may grant omnibus approval for related party transactions proposed to be entered into by the Company subject to certain conditions. The Audit Committee shall review, at least on a quarterly basis, the details of related party transactions entered into by the Company pursuant to each of the omnibus approvals accorded by the Audit Committee. The Audit Committee shall lay down the criteria for granting omnibus approvals in line with the policy on related party transactions of the Company and such approval shall be applicable to transactions which are similar in nature. Prior approval of the shareholders by way of an special resolution is required for all the related party transactions which are not in the ordinary course of business and which are not at arm’s length basis. Further, such prior approvals do not apply to transactions between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the general meeting. Disclosure of related party transactions is required to be included in the annual report along with the justification for entering in to such contracts and arrangements.

Borrowing Powers

Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of shareholders in a general meeting, by way of special resolution, provided that, the aggregate of the monies to be borrowed and the principal amount outstanding in respect of monies raised, borrowed or secured by us does not exceed the aggregate of our paid up share capital plus free reserves. Under the Indian Companies Act, the payment and repayment of moneys borrowed may be secured in such manner and upon such terms and conditions in all respect as the Board may think fit, by resolution passed at a meeting of the Board and in particular, by the issue of bonds, debentures, debenture stock of the company either unsecured or secured by a mortgage or charge over all or any part of the property of the company (both present and future) including its uncalled capital for the time being, and debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the company and the person to whom the same may be issued.

Corporate Social Responsibility

The Companies Act, 2013, read with the Rules made thereunder, requires companies meeting which meet requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend at least 2% of average profits before taxes for the previous three fiscal years on areas of CSR. This requirement is effective as of April 1, 2014. In the event we are unable to spend the required amount, we will be required to disclose details of amounts spent and, in case of any shortfall in such spending, also state the reasons for the shortfall.

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

Any issue of bonus equity shares would be subject to section 63 of the Companies Act, 2013 and the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, which provide that:

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

Purchase of own equity shares

A company may, in accordance with the Companies Act, 2013, the Rules made thereunder and the regulations issued by SEBI may buy-back its own shares out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than proceeds of an earlier issue of the same kind of shares or same kind of other specified securities) subject to certain conditions, including:

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

Provisions on Squeeze Out of Minority Shareholders

Under the Companies Act, 1956 (and the corresponding Section 236 of the Companies Act, 2013 which is not notified), where an arrangement or contract involving a transfer of shares or any class of shares of a company to another company has been approved by holders holding not less than 90.0% in value of such class of shares, the transferee company has the right to give notice to any dissenting shareholder, within a specified time and in a prescribed manner, that it desires to acquire its shares.

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

Insider Trading Regulations

The SEBI (Prohibition of Insider Trading) Regulations, 2015 were announced on January 15, 2015 (the “SEBI Regulations”) and become effective on May 15, 2015. The SEBI Regulations replace the erstwhile SEBI (Prohibition of Insider Trading) Regulations, 1992. Key changes pursuant to the SEBI Regulations include:

•	Widening the definition of “Insider” to include “connected person” such as any person who has a contractual, fiduciary or employment relationship that allows such person directly or indirectly access to unpublished price sensitive information (“UPSI”);

•	Limiting the scope of “Relatives” to “Immediate Relatives” as defined under the Regulations;

•	Defining UPSI and “generally available information” and prohibiting trading by Insiders while they are in possession of UPSI;

•	Widening the definition of “trading” to include “dealing,” “subscribing” and “pledging” when in possession of UPSI;

•	Widening the disclosure obligations of trading by Insiders to include all employees (and their immediate relatives) for trading in excess of Rs.10 lakhs of securities in a calendar quarter;

•	Requiring Insiders to exchange UPSI only on a need-to-know basis;

•	Prohibiting the procurement of UPSI except for legitimate purposes, performance of duties or discharge of legal obligations;

•	Creating a Trading Plan option for persons who may be perpetually in possession of UPSI;

•	Changing the re-opening of the trading window for Insiders from 24 to 48 hours after information becoming generally available to the public.

Under the SEBI Regulations, the Company is required to formulate a stated framework and policy for the fair disclosure of events and occurrences that could impact the price of its securities. This policy shall be framed on principles such as the equality of access to information, publication of policies such as those on dividends, inorganic growth pursuits, calls on meetings with analysts and the publication of transcripts of such calls and meetings.

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

Delaware Law	Indian Law

Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one-tenth of the paid-up share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting, the GoI may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Our Articles of Association specify that the quorum for the general meeting shall be as provided in the Companies Act, 2013.. According to the Indian Companies Act, quorum for a general meeting is at least 30 shareholders personally present if number of members as on date of meeting is exceeding 5,000 to vote and in such instances, the Indian Companies Act supersedes the Articles of Association.

Delaware Law	Indian Law

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 15. The Company may appoint more than 15 directors by seeking the approval of its members by way of a special resolution. Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders. There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under Indian law, a director of a company, other than a director appointed by the GoI, may be removed by an approval of the members by way of an ordinary resolution, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.

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

Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors, whether directly or indirectly, is concerned or interested including the Director who a Promoter, Manager, Chief Executive Officer of anybody corporate; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the members is required by way of special resolution to be obtained in the event the paid up share capital of the company is more than Rs. 100 million. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

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

Interested Stockholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15.0% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.	Indian law does not prohibit corporate transactions but does require disclosure of related party transactions in the financial statements of the company. Under applicable accounting standards in India, during the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, describe the nature of the transactions and disclose the volume of the transactions either as an amount or as an appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

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

Delaware Law	Indian Law

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the director’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus. Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “- Indemnification of Directors and Officers.”

Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be void. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a Court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	There is no concept of appraisal rights under Indian law.

Delaware Law	Indian Law

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under the Indian Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the CLB, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; and (b) that a material change has taken place in the management or control of the company, whether by a change in the board of directors or management or in the ownership of the company’s shares, and by reason of such change it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	Pursuant to our Articles of Association, our Board of directors has the authority to determine whether and to what extent and at what times and places and under what conditions or regulations our books are open to the inspection of the shareholders. Further, no shareholder of the company has the right to inspect any record of the company except as conferred under law or authorized by the board of directors or by the shareholders in a general meeting. The books containing the minutes of the proceedings of any general meetings of the shareholders are required to be kept at the registered office of the company and such materials are to be opened for inspection by any shareholder, without charge, subject to reasonable restrictions which may be imposed by a company’s articles or the general meeting of the shareholders. If an inspection is refused, the company and every officer of the company in default will be punishable with a fine. Under Indian law, the audited financial statements for the relevant financial year, the directors’ report and the auditors’ report are required to be provided to the shareholders before the annual general meeting.

Amendment of Governing Documents

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding not less than 75.0% of the shares of the company.

Delaware Law	Indian Law

Distributions and Dividends; Repurchases and Redemptions

Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.	Under Indian law, if the profits for a year are insufficient, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend declared shall not exceed the average of the rates at which dividend was declared by it in the 3 years immediately preceding that year.

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

Clause 49 of listing agreement define an ‘independent director’ to mean a non-executive, who

(a) in the opinion of the board, is a person of integrity and possesses relevant expertise and experience;

(b) (i) is or was not a promoter of the company or its holding, subsidiary or associate company;

(b)(ii) who is not related to promoters or directors in the company, its holding, subsidiary or associate company;

(c) apart from receiving director’s remuneration, has or had no material pecuniary relationship with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year;

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

(iii) holds together with his relatives 2% or more of the total voting power of the company; or

(iv) is a Chief Executive or director, by whatever name called, of any non-profit organization that receives 25% or more of its receipts from the company, any of its promoters, directors or its holding, subsidiary or associate company or that holds 2% or more of the total voting power of the company;

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

•       To scrutinize inter-corporate loans and investments;

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

Since the effectiveness of the Re-organization Transactions, we renewed this agreement on similar terms with Vedanta on May 20, 2014 for a period of 5 years. Under this renewed agreement, we have agreed to pay an amount of $ 2.0 million to Vedanta. This agreement is valid until March 2018.

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

Outstanding loans

See Note 18 “Borrowings” in Notes to Consolidated Financial Statements for more details.

D. Exchange Controls

General

Ownership of Indian companies by foreigners is regulated by the GoI and Reserve Bank of India (‘RBI’) under the provisions of Foreign Exchange Management Act of 1999 (“FEMA”), as amended, read with the rules, regulations and notifications issued under FEMA (‘Foreign Exchange Control Regulations’). Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Control Regulations. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified under Foreign Exchange Control Regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

The GoI, pursuant to its liberalization policy, set up the FIPB, to regulate all foreign direct investment. Foreign direct investment (“FDI”), means investment by non- resident entity or a person resident outside India in the capital of the Indian Company under Schedule 1 of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations 2000. FDI in India can be either through the automatic route or through the government approval route. Over a period of time, the GoI has relaxed the restrictions on foreign investment.

A person resident outside India or an entity incorporated outside India, can invest in India, subject to the FDI policy of the GoI and other terms and conditions as applicable. A person who is a citizen of Bangladesh or an entity incorporated in Bangladesh can invest in India under the FDI Scheme, with the prior approval of the GoI. Further, a citizen of Pakistan or an entity incorporated in Pakistan can invest, only under the approval route, in sectors/activities other than defense, space and atomic energy and sectors/activities prohibited for foreign investment.

Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, (“the Takeover Code”), exit and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as lottery business, atomic energy, railways (other than Mass Rapid Transport Systems), real estate business or construction of farm houses and manufacturing of cigars.

Also, certain investments require the prior approval of the FIPB, including:

•	investments including transfer of shares in excess of specified sectoral caps or investments in sectors in which FDI is not permitted or in sectors which specifically require approval of the FIPB;

•	foreign investment into an Indian company, engaged only in the activity of investing in the capital of other Indian companies, will require prior government/FIPB approval, regardless of the amount or extent of foreign investment;

•	foreign investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries; and

•	all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including an individual of Indian nationality or origin residing outside India and corporations established and incorporated outside India) which are not under the automatic route.

FDI policy had laid down guidelines for calculation of direct and indirect foreign investment in an Indian company.

A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh and an overseas corporate body as defined in FEMA) has general permission to purchase equity shares (including partly paid up shares), convertible debentures or preference shares of an Indian company (mandatorily required to be fully paid up), subject to certain terms and conditions.

Currently, subject to certain exceptions, FDI and investment by Non-Resident Indians (“NRIs”) (as defined under FEM (Deposit) Regulations, 2000), in Indian companies on non-repatriation basis do not require the prior approval of the FIPB or the RBI. The GoI has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment.

As per the FDI Policy, downstream investment means indirect foreign investment (an investment by an Indian company which in turn, has foreign investment), into another Indian company, by way of subscription or acquisition. Downstream investment by an Indian company, which is owned and/or controlled by non-resident entities, into another Indian company, must be in accordance with the relevant sectoral conditions and caps with regard to the sectors in which the latter Indian company is operating.

Downstream investments by Indian companies will be subject to the following conditions:

•	Such a company is to notify the Secretariat for Industrial Assistance, Department of Industrial Policy and Promotion and the Foreign Investment Promotion Board of its downstream investment in the form available at http://www.fipbindia.com within 30 days of such investment, even if capital instruments have not been allotted along with the modality of investment in new/existing ventures (with/without expansion program);

•	Downstream investment by way of induction of foreign equity in an existing Indian company to be duly supported by a resolution of the board of directors as also a shareholders agreement, if any;

•	Issue/transfer/pricing/valuation of shares shall be in accordance with applicable SEBI/RBI guidelines;

•	For the purpose of downstream investment, the Indian companies making the downstream investments would have to bring in requisite funds from abroad and not leverage funds from the domestic market. This would, however, not preclude downstream companies, with operations, from raising debt in the domestic market. Downstream investments through internal accruals are permissible by an Indian company under certain conditions provided under FDI policy

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

A single foreign portfolio investor or an investor group is permitted to purchase equity shares of a company only below 10.0% of the total issued capital of the company. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, other than a Category III foreign portfolio investor and unregulated broad based funds, which are classified as Category II foreign portfolio investors by virtue of their investment manager being regulated, may issue or otherwise deal in offshore derivative instruments (as defined under the FPI Regulations) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons who are regulated by an appropriate regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with ‘Know Your Customer’ norms. An FPI is also required to ensure that no further issue or transfer of any offshore derivative instrument is made by or on behalf of it to any persons that are not regulated by an appropriate foreign regulatory authority.

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

ADSs

Issue of ADSs

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013 (Companies Act), the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (the “DR Scheme”).

The GoI approved the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (the 1993 Scheme”) has been repealed except to the extent relating to foreign currency convertible bonds. The DR Scheme is in addition to the other policies or facilities described above, relating to investments in Indian companies by foreign investors.

Under the DR Scheme, an Indian company, whether listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities.

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to a limit so that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act, 1999. The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit.

The DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors.

In terms of the DR Scheme, the foreign depository is entitled to exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares shall have the same obligations as if it were the holder of the equity shares if it has the right to issue voting instruction.

Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds

A non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. A non-resident holder of ADS can transfer or redeem the ADS into underlying equity shares of the company subject to the procedures specified under the DR Scheme. In the case of redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor for being sold directly on behalf of the non- resident investor, or being transferred in the books of account of the company in the name of the non-resident.

Foreign investors holding ADS or equity shares equal to or more than 25.0% of the company’s total equity capital/ voting rights may be required to make a public announcement of offer to the remaining shareholders of the company under the Takeover Code, when any acquisition of shares or ADS above 25.0% by the foreign investor exceeds the limits specified under the Takeover Code.

Foreign investors who seek to sell any equity shares in India, withdrawn from the depositary facility, and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars.

Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. In June 2015, the RBI revised the restrictions on capital account transactions by resident Indians who are now permitted to remit up to $ 250,000 per financial year (April-March) for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force as “non co-operative countries and territories.”

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

FCCBs

Eligibility

Foreign Currency Convertible Bonds, or FCCBs, are convertible bonds issued by an Indian company expressed in foreign currency (such as US dollar), the principal and interest in respect of which is payable in foreign currency. FCCBs are required to be issued in accordance with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (“the FCCB Scheme”) and subscribed by a non-resident in foreign currency and are convertible into equity shares of the issuing Indian company. The GoI approved the Depository Receipts Scheme (“DR Scheme”) on October 21, 2014, which came into force on December 15, 2014. Consequently, the FCCB Scheme in relation to depository receipts has been repealed; however, the FCCB Scheme continues to govern the FCCBs. The External Commercial Borrowing Guidelines, or ECB Guidelines, apply to FCCBs. The provisions of the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations 2004, as amended, are also applicable to FCCBs and the issue of FCCBs must adhere to such provisions.

Automatic Route

Under the terms of the FCCB Schemes and the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations 2004, as amended, read together with the ECB Guidelines, Indian companies are permitted to issue FCCBs under the automatic route in the manner set forth therein, subject to certain conditions specified therein, including:

•	the issue of FCCBs are subject to the FDI sectoral caps prescribed by the Ministry of Finance;

•	the maturity of the FCCBs shall not be less than 5 years;

•	FCCBs cannot be issued with attached warrants;

•	issue-related expenses shall not exceed 4.0% of the issue size and in case of private placement, shall not exceed 2% of the issue size; and

•	FCCBs issued under the automatic approval route to meet Indian Rupee expenditure are required to be hedged unless there is a natural hedge in the form of uncovered foreign exchange receivables.

The FCCBs issued by us were convertible into ADS subject to the terms and conditions of FEMA guidelines and the offering circular or issue prospectus of the FCCB. However, these convertible notes were due for maturity during fiscal year 2015 and have been repaid on the maturity date.

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

Restrictions on equity shares underlying the ADSs issued arising on conversion of FCCB’s and the repatriation of Sale Proceeds

FCCB holders who have converted the FCCBs into ADS in accordance with the provisions of the offering circular are entitled to the same rights and subject to the same conditions as normal ADS holders and may withdraw the equity shares underlying ADS from the depositary at any time. A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the depositary to ADSs may not be permitted. In the case of redemption of FCCBs, the overseas depositary bank will request for the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor, for being sold directly on behalf of the non- resident investor, or for being transferred in the books of account of the company in the name of the non-resident.

Foreign investors who elect to convert FCCB into ADS would be required to make a public announcement of offer to remaining shareholders of the company under the Takeover Code if the conversion results in their direct or indirect holding in the company equivalent to or in excess of 25.0% of the company’s total equity capital or voting rights.

Transfer of Shares

The RBI has now granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions (including pricing norms) and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS within 60 days from the date of receipt of the amount of consideration, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares.

A non-resident may also transfer any security to a person resident in India by way of gift. The transfer of shares from an Indian resident to a non-resident does not require the prior approval of the GoI or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy and are not under the specified financial services sector, , the non-resident shareholding is within sector limits under the FDI policy and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the rates quoted on Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2011	44.54	45.50	47.49	44.05
2012	50.89	48.01	53.71	44.00
2013	54.52	54.47	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
Month:
December 2014	63.04	62.71	63.67	61.78
January 2015	62.01	62.13	63.57	61.32
February 2015	61.67	61.99	62.41	61.67
March 2015	62.31	62.48	63.06	61.76
April 2015	63.58	62.64	63.58	61.99
May 2015	63.71	63.72	64.19	63.31
June 2015	63.59	63.78	64.21	63.43
July 2015	63.87	63.60	64.24	63.24

Notes:

(1)	The exchange rates quoted by Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollars and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2011	0.97	1.06	1.22	0.97
2012	0.96	0.95	1.06	0.91
2013	0.96	0.97	1.03	0.94
2014	1.08	1.07	1.15	0.95
2015	1.31	1.15	1.32	1.05
Month:
December 2014	1.22	1.21	1.24	1.17
January 2015	1.29	1.24	1.29	1.22
February 2015	1.28	1.28	1.30	1.27
March 2015	1.31	1.29	1.32	1.27
April 2015	1.27	1.29	1.32	1.24
May 2015	1.31	1.27	1.31	1.23
June 2015	1.30	1.30	1.31	1.28
July 2015	1.36	1.35	1.37	1.30

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the South African Rands and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2011	6.77	7.15	7.98	6.61
2012	7.66	7.41	8.55	6.57
2013	9.18	8.55	9.32	7.63
2014	10.53	10.11	11.25	8.90
2015	12.14	11.06	12.47	10.30
Month:
December 2014	11.54	11.50	11.75	10.99
January 2015	11.65	11.55	11.72	11.38
February 2015	11.69	11.58	11.86	11.27
March 2015	12.14	12.09	12.47	11.75
April 2015	11.94	11.98	12.21	11.72
May 2015	12.14	11.97	12.17	11.76
June 2015	12.15	12.29	12.57	12.08
July 2015	12.62	12.46	12.74	12.25

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Namibian dollars and US dollars based on Oanda.com:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2011	6.84	7.17	7.95	6.62
2012	7.73	7.46	8.58	6.59
2013	9.24	8.55	9.32	7.66
2014	10.58	10.11	11.26	8.90
2015	12.08	11.05	12.47	10.28
Month:
December 2014	11.60	11.48	11.69	11.04
January 2015	11.58	11.55	11.71	11.39
February 2015	11.58	11.58	11.79	11.36
March 2015	12.08	12.05	12.47	11.65
April 2015	11.82	11.99	12.21	11.76
May 2015	12.14	11.95	12.14	11.76
June 2015	12.28	12.30	12.57	12.12
July 2015	12.64	12.42	12.64	12.19

Notes:

(1)	The exchange rates quoted on oanda.com at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on oanda.com for all days during the period for all fiscal years presented and the average of the exchange rates quoted on oanda.com for all days during the period for all months presented.

Although we have translated selected Indian Rupee, Australian dollar amounts, South African Rand and Namibian dollars in this Annual Report into US dollars for convenience, this does not mean, and no representation is made, that the Indian Rupee, Australian dollar South African Rand and Namibian dollars amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this Annual Report from Indian Rupees to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2015, which was Rs. 62.31 per $ 1.00, all translations from Australian dollars to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2015, which was AUD 1.31 per $ 1.00, all translations from South African Rand to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2015, which was ZAR 12.14 per $ 1.00 and all translations from Namibian dollars to US dollars are based on the exchange rate quoted by Oanda (data available at www.oanda.com) on March 31, 2015, which was NAD 12.08 per $ 1.00. As of July 31, 2015, the exchange rate between US dollars and Indian Rupees was $ 1.00 = Rs. 63.87 as quoted by the Federal Reserve Bank of New York.

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

The GAAR was originally proposed to become effective from April 1, 2013. Thereafter, a panel was formed to study the proposed GAAR, and make suitable recommendations. In September 2013, the GoI notified rules regarding the applicability of GAAR provisions. In the Finance Act 2015 it is proposed that the implementation of GAAR be deferred by two years and GAAR provisions be made applicable to the income of the fiscal year 2018 and subsequent years by an amendment of the Income Tax Act. Further, investments made up to March 31, 2017 are protected from the applicability of the GAAR amendment in the relevant rules in this regard.

In the budget speech of 2015, the Finance Minister indicated that the provisions of Direct Tax Code which was initiated back in 2009 may not be enforced since most of the key features and changes of the Direct Tax Code have already been brought into the existing law i.e. Income Tax Act of 1961 over the years.

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

Residence

For the purpose of the Income Tax Act, an individual is considered to be a resident of India during fiscal year if he is in India for at least 182 days in a particular year or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding 4 years. However, the 60 days period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment outside India, or (ii) a citizen of India or a person of Indian origin living abroad who visits India. Previously, a company was considered to be resident in India if it was incorporated in India or the control and management of its affairs is situated wholly in India during the relevant fiscal year. However, the Finance Act 2015 changed the criteria for deciding the residential status of a company in India by stating that the place of effective management of a company would be the critical factor for such determination. Individuals and companies who are not residents of India based on the above mentioned criteria are treated as non-residents.

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

ADSs are considered as long-term capital assets if they are held for a period of more than 36 months otherwise they are considered as short-term capital assets. Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs by the non-resident holder is taxed at the rate of 10.0% plus applicable surcharge and education cess; short term capital gains on such a transfer is taxed at the rate of 30.0% (40.0% in case of a foreign company) plus applicable surcharge and education cess. Because there are significant intricacies relating to application of rules on indirect transfers, it is not clear, whether or to what extent, a buyer of ADS of the company should be held liable for not withholding tax on the acquisition of shares or be subject to Indian tax on gains realized on disposition of ADS. However the non-resident investor may examine exemption, if any available to him, from such taxation under the relevant Double Taxation Agreement between India and country of his residence.

The incidence of capital gains and the period of holding, in the event ADSs are converted into shares and the shares are sold within a period of 36 months, may be checked with the tax counsels.

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend was liable to pay a “dividend distribution tax” at the rate of 15.0% (on a gross basis) plus a surcharge of 10.0% and an education cess at the rate of 3.0%. According to the Finance (No. 2) Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the dividend distribution tax to more than 20%, from 16.995% in the earlier years which was applicable to the dividends declared, distributed or paid on or after October 1, 2014. According to the Finance Act 2015, the surcharge on dividend tax has increased from 10% to 12%, and the effective dividend distribution tax rate is 20.358% with effect from April 1, 2016. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above. Under Section 115O(1A) of the Income Tax Act 1961, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend declared and distributed by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off.

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

Buy-Back of Securities

Indian companies are not subject to tax on the buy-back of their equity shares which are listed on a stock exchange. However, such shareholders will be taxed on the resulting gains from the share buy-back. We would be required to withhold tax at source in proportion to the capital gains tax liability of our shareholders.

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

Wealth Tax, Gift Tax and Inheritance Tax

The holding of ADSs by non-resident investors and the holding of the equity underlying shares by the depositary in a fiduciary capacity is exempt from payment of wealth tax. Further, there is no tax on gifts and inheritances which applies to the ADSs, or the equity shares underlying the ADSs. The Finance Act 2015 has abolished the levy of wealth tax under the Wealth-tax Act, 1957 with effect from April 1, 2015.

Service Tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares are subject to an Indian service tax at the effective tax rate of 12.36% (including cess of 3.0%) collected by the stockbroker (from February 24, 2009 to March 31, 2012 service tax was 10.3%). Further, pursuant to Section 65(101) of the Finance Act (2 of the 2004) a sub-broker is also subject to this service tax. The Finance Act 2015 increased the service tax rate from 12% (excluding Education Cess) to 14% (including Education Cess). The ‘Education Cess’ and ‘Secondary and Higher Education Cess’ shall be subsumed in the revised rate of service tax. Thus, the effective increase in the service tax rate will be from existing rate of 12.36% to 14% (inclusive of Education Cess). The new service tax rate was effective from June 1, 2015. In addition to service tax, the GoI has proposed to levy Swachh Bharat Cess at the rate of 2% on the identified services. The identified services are not notified and the cess will be applicable from the date of notification.

Minimum Alternate Tax

The Income Tax Act imposes a Minimum Alternate Tax on companies wherein the income tax payable on the total income is less than 18.5% of its book profit. The Minimum Alternate Tax is payable at the rate of 18.5% plus applicable surcharge and cess. The Finance Act 2013 increased the surcharge on income of domestic companies having taxable income above Rs. 100 million ($ 1.7 million) from 5.0% to 10.0% which resulted in the increase in the effective Minimum Alternate Tax rate for such companies from 20.01% to 20.96%. The Finance Act, 2015 has increased the surcharge to 12% which resulted in an increase in the effective Minimum Alternate Tax rate for such companies to 21.342%. Amounts paid as Minimum Alternate Tax may be applied towards regular income taxes payable in any of the succeeding 10 years subject to certain conditions. The manner of computing the Minimum Alternate Tax which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of Minimum Alternate Tax, and determined that Minimum Alternate Tax is payable on income which falls within the ambit of section 10A and 10B of the Act.

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

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2015 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2015 or any future taxable year.

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

Additional Reporting Requirements

Certain US Holders who are individuals (and, under proposed United States Treasury regulations, certain entities) are required to report information relating to an interest in our ADSs or equity shares, subject to certain exceptions (including an exception for ADSs and equity shares held in accounts maintained by certain financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or equity shares.

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

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Analysis

See Note 23 “Financial Instruments” in Notes to consolidated financial statements for more details.

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibian Dollar, South African Rand and Australian Dollar against the US Dollar. This table illustrates the effect of 10% depreciation in these currencies as compared to US dollars on our operating profit for fiscal year 2015.

10% movement in currency	For Rs./ $		For AUD/ $		For NAD / $		For ZAR/ $
	(in millions)
	Rs	$	Rs	$	Rs	$	Rs	$
Zinc – India	12,162	198.9	—	—	—	—	—	—
Zinc – International	1,761	28.8	—	—	1,367	22.4	822	13.4
Oil and Gas	1,608	26.3
Iron Ore	(520)	(8.5)	—	—	—	—	—	—
Copper	1,498	24.5	(213)	(3.5)	—	—	—	—
Aluminium	7,925	129.6	—	—	—	—	—	—
Power	(544)	(8.9)	—	—	—	—	—	—

Total	23,890	390.7	(213)	(3.5)	1,367	22.4	822	13.4

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

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal year 2015.

Movement in interest rates	Impact of US dollar interest rates
	(in millions)
0.5%	Rs.1,756	$28.2
1.0%	Rs.3,512	$56.4
2.0%	Rs.7,024	$112.7

Commodity Price Risk

We are exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that we produce and sell will have an immediate and direct impact on the profitability of our businesses. We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper, aluminium and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year.

The price of gas produced in some of our fields is fixed while in others it is linked to liquid fuels with a floor and ceiling mechanism and therefore has minimal exposure to market movements.

Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact the effectiveness with which we manage commodity price risk.

We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.

This table illustrates the impact of a 10% movement in London Metal Exchange/ London Bullion Market Association, oil and iron ore prices based on fiscal year 2015 volumes, costs and exchange rates and provides the estimated impact on operating profit assuming all other variables remain constant.

10% movement in price	Change in Operating Profit
	Rs Million	$ Million
Zinc India	11,253	180.6
Zinc International	3,617	58.0
Oil	11,623	186.5
Iron ore	230	3.7
Copper	622	10.0
Aluminium	8,647	138.8

Total	35,992	577.6

The fair values of our open derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As of March 31,
	2014		2015		2015
	Asset	Liability	Asset	Liability	Asset	Liability
	(Rs. in millions)		(Rs. in millions)		(US dollars in millions)
Current
Cash flow hedges:

— Commodity contracts	40	18	158	—	2.5	—

— Forward foreign currency contracts	—	306	—	—	—	—
Fair value hedges:

— Commodity contracts	38	3	235	1	3.8	0.0

— Forward foreign currency contracts	915	5,473	94	1,255	1.5	20.2

Net investment in foreign operation	1,918	—	497	—	8.0	—
Non-qualifying hedges:

— Commodity contracts	324	65	49	95	0.8	1.5
— Forward foreign currency contracts	—	1,605	2	701	0.0	11.2
— Interest rate swap	—	83	—	511	—	8.2
—Currency swap	—	—	—	11	—	0.2
Non-current
Fair value hedges:

— Interest rate Swap	—	1,642	—	—	—	—
— Forward foreign currency contracts	—	—	12	9	0.2	0.1

Total	3,235	9,195	1,047	2,583	16.8	41.4

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

	Type of Service	Fees	Payer

1.	Issuance of ADSs upon the deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph 4 below).	Up to $5.00 per 100 ADSs (or any portion thereof) issued.	Person depositing ordinary shares or person receiving ADSs.

2.	Delivery of Deposited Securities (as defined under the Deposit Agreement) against surrender of ADSs.	Up to $5.00 per 100 ADSs (or any portion thereof) surrendered.	Person surrendering ADSs for purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

3.	Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements).	Up to $2.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

4.	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to $5.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

5.	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares).	Up to $5.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

6.	Depositary services.	Up to $2.00 per 100 ADSs (or any portion thereof) held.	Person holding ADSs on applicable record date(s) established by the Depositary.

7.	Transfer of ADRs.	$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

In addition, holders or beneficial owners of our ADSs, persons depositing ordinary shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	registration fees for the registration of ordinary shares or other deposited securities on the share register and applicable to transfers of ordinary shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals;

•	certain cable, telex, facsimile and electronic transmission and delivery expenses;

•	expenses and charges incurred by the Depositary in the conversion of foreign currency;

•	fees and expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs;

•	fees and expenses incurred by the Depositary in connection with the delivery of deposited securities; and

•	fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

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

During fiscal year 2015, the Depositary has reimbursed to us an amount of $ 515,871.86 (after deduction of applicable withholding taxes amounting to $ 221,087.93) in respect of investor relation expenses.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Re-organization Transactions

On August 17, 2013, the Re-organization Transactions consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation” became effective.

On August 19, 2013, Sesa Goa furnished to the SEC a notice, as required under Rule 12g-3(f) under the Exchange Act which provided that Sesa Goa was the successor issuer to SIIL under the Exchange Act. Further, the equity shares of Sesa Goa with a par value of Re. 1 each, would be traded in the United States in the form of ADSs, where each ADS would represent four Sesa Goa shares and such ADSs would be deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act. The ADSs of Sesa Goa were registered for trading on the NYSE on September 13, 2013. On September 23, 2013, Sesa Goa submitted to SEC that the name of Sesa Goa Limited was changed to Sesa Sterlite Limited following the approval from the Registrar of Companies, Goa on September 18, 2013. On April 22, 2015, Sesa Sterlite Limited submitted to the SEC that the name of Sesa Sterlite Limited was changed to Vedanta Limited following the approval from the Registrar of Companies, Goa on April 21, 2015.

Please see “Item 5. Operating and Financial Review and Prospects – Consolidation and re-organization of Sesa Goa, SIIL, Vedanta Aluminium, Sterlite Energy and MALCO to form Vedanta Limited and transfer of Vedanta’s shareholding in Cairn India to Vedanta Limited”.

ADS offering in 2009

On July 16, 2009, we completed the ADS offering on the NYSE. We sold an aggregate of 131,906,011 ADSs representing 131,906,011 equity shares. The price per ADS was $ 12.15. The joint book runners of the ADS offering were J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc. The joint book runners exercised their over-allotment option to acquire an additional 8,449,221 ADSs at $ 12.15 per ADS. The aggregate price of the offering amount, including the over-allotment option, registered and sold was $ 1,602.7 million.

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

Pursuant to the Re-organization Transactions, each holder of the SIIL ADSs, received three Vedanta Limited ADSs for every five existing SIIL ADSs. The total outstanding Vedanta Limited ADSs as of March 31, 2015 were 55,332,947.

Convertible Notes offering in 2009

On October 29, 2009, we completed an offering of $ 500 million aggregate principal amount of convertible senior notes at an interest rate of 4 % per annum. The convertible senior notes were convertible into ADSs at a conversion price of approximately $ 38.88 per ADS since the effectiveness of the Re-organization Transactions, subject to adjustment in certain events. The conversion price prior to the Re-organization Transactions was $ 23.33 per ADS. The convertible senior notes had a maturity date of October 30, 2014 and were repaid on the maturity date.

Convertible Notes offering in 2009

On October 30, 2009, Sesa Goa issued 5,000 5% convertible notes of an aggregated principal amount of $ 500 million. These convertible notes were convertible, at the option of the holder, into ordinary shares of Vedanta Limited at a conversion rate of 13,837.64 ordinary shares per $ 100,000 principal amount of convertible notes, which is equal to a conversion price of approximately $ 7.23 per ordinary share since the effectiveness of the Re-organization Transactions. These convertible notes were due for maturity on October 31, 2014 and they were fully repaid on the maturity date.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2015, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2015 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2015, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

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

The effectiveness of our internal control over financial reporting as at March 31, 2015 has been audited by Deloitte Haskins & Sells LLP, or Deloitte, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Vedanta Limited

Panaji, Goa, India

We have audited the internal control over financial reporting of Vedanta Limited and subsidiaries (the “Company”) as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company‘s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management‘s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company‘s internal control over financial reporting based on our audit.

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

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2015 of the Company and our report dated August 14, 2015 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph relating to the convenience translation of the Indian Rupee into United States dollar amounts.

/s/ Deloitte Haskins & Sells LLP

Deloitte Haskins & Sells LLP

Gurgaon, India

August 14, 2015

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred in fiscal year 2015.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Chairperson of our Audit Committee is Lalita D. Gupte. Ravi Kant and Naresh Chandra are the other members of the Audit Committee. Each of Messrs. Kant, Chandra and Ms. Gupte satisfy the “independence” requirements pursuant to the rules of the SEC and Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for the experience and qualifications of the members of the Audit Committee.

Our Board has determined that Ms. Gupte qualifies as an “audit committee financial expert” within the requirements of the rules promulgated by the SEC relating to audit committees.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics that is applicable to all of our directors, senior management, executive officers and employees. We amended our Code of Business Conduct and Ethics in October 2014. We added certain provisions including applicable provisions relating to the U.K Bribery Act, 2010, particularly on the meaning, scope and application of the terms bribery, corruption, fraud, gifts, entertainment and political contributions to the Company and our employees. As an issuer of securities in the United States, we are subject to the US Foreign Corrupt Practices Act (FCPA). Our businesses in other countries shall comply with their respective anti-corruption laws. Additionally, in accordance with the Companies Act, 2013 and the amendment in the listing agreement of stock exchanges in India, the Code of Business Conduct and Ethics was amended to incorporate the duties of the Independent Directors. The Code of Business Conduct and Ethics was amended in April 2015, elaborating on competition law and fair dealing. In addition to this amendment, the Code of Business Conduct and Ethics was further amended at the board meeting held in July 2015, to refresh the core purposes and values of the Company. Further, a corporate communications is established by the Company that will align with the Code of Business Conduct and Ethics and the aim is to guide employees on sharing any material information relating to the Company or the group and ensure that it is accurately communicated to interested parties.

We have posted the code on our website at http://www.vedantalimited.com/media/85907/coc_final_2015.07.29.pdf. Information contained in our website does not constitute a part of this Annual Report. We will also make available a copy of the Code of Business Conduct and Ethics to any person, without charge, if a written request is made to us at our registered office at Sesa Ghor, 20 EDC Complex, Patto, Panaji, State of Goa, 403001, India.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements are prepared in accordance with IFRS as issued by the IASB and are audited by Deloitte Haskins & Sells LLP, a firm registered with the Public Company Accounting Oversight Board in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India.

Deloitte Haskins & Sells LLP has served as our independent registered public accountant for each of the years ended March 31, 2014 and March 31, 2015 for which audited statements appear in this Annual Report. The following table shows the aggregate fees for the professional services and other services rendered by Deloitte Haskins & Sells LLP and the various member firms of Deloitte to us, including our subsidiaries, in fiscal years 2014 and 2015.

	Fiscal year
	2014	2015
	($ in thousands)
Audit fees (audit and review of financial statements)	2.750.2	3,263.1
Audit-related fees (including other miscellaneous audit related certifications)	9.6	72.7
Tax fees (tax audit, other certifications and tax advisory services)	389.5	304.4
All other fees (certification on corporate governance and advisory services)	70.5	10.4

Total	3,219.8	3,650.6

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no repurchases of the equity shares of Vedanta Limited made by or on behalf of Vedanta Limited or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act) in fiscal year 2015.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

As our ADSs are listed on the NYSE, we are subject to the NYSE listing standards. The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to US companies. Under the NYSE rules, we need only (i) establish an independent Audit Committee; (ii) provide prompt certification by our Chief Executive Officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies. Our Audit Committee consists of three directors: Lalita D. Gupte, who is our Chairperson, Ravi Kant and Naresh Chandra. Each of Messrs. Kant, Chandra and Ms. Gupte satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act. A brief description of the significant differences between our corporate governance practices and those followed by US companies can be found in “Item 10. Additional Information—B. Memorandum and Articles of Association—Comparison of Corporate Governance Standards.”

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Profit or Loss for the years ended March 31, 2013, 2014 and 2015

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2013, 2014 and 2015

•	Consolidated Statements of Cash Flow for the years ended March 31, 2013, 2014 and 2015

•	Consolidated Statements of Financial Position as at March 31, 2014 and 2015

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2013, 2014 and 2015

•	Notes to the consolidated financial statements

ITEM 19. EXHIBITS

1.1	Certificate of Incorporation pursuant to change of name to Vedanta Limited—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

1.2	Memorandum and Articles of Association of Vedanta Limited—incorporated by reference to Exhibit 99.3 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR)—incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Form of Deposit Agreement among Sesa Goa Limited and Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175), as filed with the SEC on September 11, 2013.

2.3	Specimen share certificate—incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

4.1	Vedanta Resources plc Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2	Vedanta Resources plc Employee Share Ownership Plan (“ESOP”) 2013—incorporated by reference to Exhibit 4.2 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.3	Vedanta Resources plc ESOP Scheme 2012—incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.4**	Vedanta Resources plc Performance Share Plan 2014

4.5	Relationship Agreement dated December 5, 2003 among Vedanta, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal—incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.6	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal—incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.7	Shared Services Agreement dated December 5, 2003 among Vedanta, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement—incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8	Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.9	Management Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.8 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.10	Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Representative Office Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.10 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.12	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Shareholders’ Agreement between Sterlite Industries (India) Limited, GoI and BALCO dated March 2, 2001—incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.14	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004—incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	Mining lease between the Government of Rajasthan and HZL dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000—incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006—incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005—incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	$ 125 million Term Facility Agreement between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005—incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	Rs. 7,000 million Rupee Term Facility Agreement between BALCO as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004—incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004—incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004—incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	Rs. 10,000 million Facility Agreement between BALCO as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003—incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	Information Memorandum dated May 30, 2013 relating to the issue of 5000 rated taxable secured listed redeemable non-convertible debentures of face value of Rs. 10 Lakhs each, aggregating up to Rs. 500 Crore to be issued on a private placement basis in the financial year 2013-14 by BALCO—incorporated by reference to Exhibit 4.23 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.25	Disclosure document dated July 3, 2013 for private placement of secured, redeemable non-convertible debentures of Rs. 1,000,000 each aggregating up to Rs. 2500 Crores by Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.24 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.26	Disclosure document dated July 3, 2013 for Private Placement of Secured, Redeemable Non-Convertible Debentures of Rs. 1,000,000 each aggregating up to Rs. 450 Crores—incorporated by reference to Exhibit 4.25 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.27	Disclosure document dated July 3, 2013, for Private Placement of Secured, Redeemable Non-Convertible Debenture of Rs. 100,000 each aggregating up to Rs. 750 Crores—incorporated by reference to Exhibit 4.26 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.28	Common Rupee Loan Agreement dated December 27, 2013 among Sesa Sterlite Limited as Borrower, the Banks and Financial Institutions set forth in Part A Schedule I, as Rupee Lenders, Axis Bank Limited, as Lenders’ Agent and Axis Trustee Services Limited as Security Trustee—incorporated by reference to Exhibit 4.27 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.29	Term Loan Agreement dated November 28, 2013 between Sesa Sterlite and Canara Bank—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.30	US$100,000,000 Facility Agreement dated June 20, 2008 between Vedanta Aluminium Limited as Borrower, ICICI Bank Limited as Arranger, The Banks and Financial Institutions (listed in Schedule 1) as Original Lenders and ICICI Bank Limited as Agent—incorporated by reference to Exhibit 4.29 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.31	Facility Agreement dated April 5, 2011 between Vedanta Aluminium Limited as Borrower, The Banks and Financial Institutions Set Forth in Schedule I as the Rupee Lenders and State Bank of India as the Issuing Bank and Facility Agent—incorporated by reference to Exhibit 4.30 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.32	Amendment and Restatement Agreement dated June 27, 2011 relating to the $500,000,000 Intercompany Loan Facility Agreement dated July 6, 2009 between Vedanta Aluminium as the borrower and Welter Trading Limited as the original lender and Axis Bank Limited, Hong Kong Branch as agent and Security Trustee under the Amended and Restated Facility Agreement—incorporated by reference to Exhibit 4.31 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.33	$50,000,000 Facility Agreement dated January 8, 2013 among Vedanta Aluminium as the original borrower, Sterlite Industries (India) Limited as guarantor, AXIS Bank Limited, Hong Kong Branch as arranger, as original lender and as agent and AXIS Bank Limited as security trustee—incorporated by reference to Exhibit 4.32 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.34	$1,200,000,000 Facility Agreement dated May 15, 2013 for Vedanta with Twin Star Mauritius Holdings Limited as borrower arranged by Bank of America, N.A., Barclays Banl Plc, Citigroup Global Markets Asia Limited, J.P. Morgan Chase Bank N.A., Singapore Branch, The Royal Bank of Scotland Plc and Standard Chartered Bank and Standard Chartered Bank (Mauritius) Limited acting as account bank and Standard Chartered Bank acting as agent and security agent—incorporated by reference to Exhibit 4.33 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.35**	Rs. 50,000 million Facility Agreement dated July 21, 2014 among Sesa Sterlite Limited as borrower, State Bank of India as lender and SBICAP Trustee Company Limited as security trustee

4.36**	Rs. 10,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Union Bank of India as lender

4.37**	Rs. 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower, Bank of India as lender and SBICAP Trustee Company Limited as security trustee

4.38**	Rs. 10,250 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Syndicate Bank as lender

4.39**	Rs. 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Bank of Baroda as lender

4.40**	Debenture trust deed dated December 23, 2014 for 9.36% rated, secured, listed, redeemable non-convertible debentures between Sesa Sterlite Limited as the Issuer and Axis Trustee Services Limited as the Debenture Trustee

4.41**	$ 250 million conventional facility (with a greenshoe option to increase the facility amount by $ 125 million) and $ 250 million Islamic facility (with a greenshoe option to increase the facility amount by $ 125 million) for Vedanta Resources Plc with Twin Star Mauritius Holdings Ltd arranged by First Gulf Bank PJSC and Standard Chartered Bank as Conventional Facility Arrangers and Islamic Facility Arrangers, and Standard Chartered Bank (Mauritius) Limited acting as Account Bank and Standard Chartered Bank acting as Global Facility Agent

4.42**	$ 100 million Facility Agreement dated August 20, 2014 among Twin Star Mauritius Holdings Ltd as borrower and Vedanta Resources Jersey II Limited as lender

4.43	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003—incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.44	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005—incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.45	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005—incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.46	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004—incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.47	Frame Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2004, as amended on July 1, 2004—incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.48	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2005—incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.49	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006—incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.50	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003—incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.51	Agreement between Sesa Goa Limited and Navin Agarwal dated August 17, 2013—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.52	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006—incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.53	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.54	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.55	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.56	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.57	Specialty Deed between CMT, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.58	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on February 8, 2007.

4.59	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999—incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.60	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.61	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures—incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.62	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures—incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.63	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures—incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.64	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures—incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.65	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc. and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.66	10,000 million Loan Agreement between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated February 4, 2008—incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.67	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.68	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.69	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.70	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (U.S.A), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants—incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.71	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited—incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.72	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility—incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.73	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited—incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.74	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility—incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.75	Rs. 55,690 million Common Rupee Loan Agreement dated June 29, 2009 among Sterlite Energy Limited, the State Bank of India as facility agent and issuing bank, IDBI Trusteeship Services Limited as security trustee and the lenders named therein—incorporated by reference to Exhibit 4.51 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.76	$ 140 million Term Loan Facility Agreement dated June 29, 2009 among Sterlite Energy Limited, India Infrastructure Finance (UK) Company Limited as lender, and the State Bank of India as facility agent—incorporated by reference to Exhibit 4.52 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.77	Sponsor Support Agreement dated June 29, 2009 among Sterlite Industries (India) Limited, Sterlite Energy Limited, and the State Bank of India as facility agent—incorporated by reference to Exhibit 4.53 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.78	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures—incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.79	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.80	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator—incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.81	Second Supplemental Indenture dated October 29, 2009, between Sesa Goa Limited and Wilmington Trust Company as trustee and Citibank N.A., as securities administrator—incorporated by reference to Exhibit 99.2 to the Form 6-K (File 001-33175) of Sesa Sterlite Limited, as filed with the SEC on September 11, 2013.

4.82	Trust Deed dated October 30, 2009 between Sesa Goa Limited and Citicorp International Limited for the $500,000,000 5.0% Convertible Bonds due 2014 convertible into Shares of Sesa Goa Limited—incorporated by reference to Exhibit 4.73 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.83	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta and Sterlite Industries (India) Limited both dated March 29, 2005—incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.84	Outsourcing Services Agreement dated April 1, 2010 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.85	Outsourcing Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.76 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.86	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta—incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.87	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by BALCO from DBS Bank Limited for $ 50 million—incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.88	Letter of Credit Facility Agreement dated August 30, 2010 obtained by TSPL from ICICI Bank for Rs. 10,000 million—incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.89	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited—incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.90	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of TSPL—incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.91	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta as an amendment to the Share Purchase Agreement dated May 9, 2010—incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.92	Letter of Credit Facility Agreement dated December 18, 2010 obtained by BALCO from ICICI Bank for Rs. 2.50 billion—incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.93	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.94	Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.66 of the annual report on Form-20F for fiscal 2013 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 30, 2013.

4.95	Service Agreement dated April 1, 2014 between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.86 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.96**	Addendum to the Service Agreement (dated April 1, 2014) between Sesa Sterlite Limited and Mr. Din Dayal Jalan

8.1**	List of subsidiaries of Vedanta Limited

11.1	Sterlite Industries (India) Limited—Code of Business Conduct and Ethics as amended till November 2011—incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for fiscal 2012 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on May 25, 2012.

11.2	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on January 28, 2014—incorporated by reference to Exhibit 11.2 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

11.3**	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 29, 2014

11.4**	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on April 29, 2015 and July 29, 2015

11.5**	Vedanta Limited—Antitrust Guidance Notes

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Reserves evaluation report dated June 12, 2014 by DeGolyer and MacNaughton—incorporated by reference to Exhibit 15.2 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.2	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2014 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.3 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.3	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2013 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.4 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.4	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2012 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.5 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.5	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2011 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.6**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2015 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited.

** Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: August 14, 2015

VEDANTA LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Vedanta Limited

Panaji, Goa, India

We have audited the accompanying consolidated statements of financial position of Vedanta Limited and subsidiaries (the “Company”) as of March 31, 2015 and 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2015, all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vedanta Limited and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2015, also comprehended the translation of Indian Rupees amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells LLP

Deloitte Haskins & Sells LLP

Gurgaon, India

August 14, 2015

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,		2013	2014	2015	2015
	Notes	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Revenue	4	722,303	725,243	733,579	11,773.1
Cost of sales*		(556,663)	(557,900)	(995,968)	(15,984.1)

Gross profit / (loss)		165,640	167,343	(262,389)	(4,211.0)
Other operating income		3,791	4,541	4,802	77.1
Distribution expenses		(16,430)	(12,127)	(10,078)	(161.7)
Administration expenses		(23,490)	(32,229)	(31,550)	(506.4)

Operating profit / (loss)		129,511	127,528	(299,215)	(4,802.0)
Investment and other income	5	34,931	42,165	51,154	821.0
Finance and other costs	6	(54,716)	(72,821)	(63,398)	(1,017.5)

Profit / (loss) before tax		109,726	96,872	(311,459)	(4,998.5)
Income tax benefit / (expense)	7	7,502	(34,646)	108,320	1,738.4

Profit / (loss) for the year		117,228	62,226	(203,139)	(3,260.1)
Profit / (loss) attributable to:
Equity holders of the parent		62,363	15,466	(128,350)	(2,059.9)
Non-controlling interests		54,865	46,760	(74,789)	(1,200.2)

Profit / (loss) for the year		117,228	62,226	(203,139)	(3,260.1)

Earnings / (loss) per share	27
Basic		21.03	5.22	(43.29)	(0.7)
Diluted		21.03	5.22	(43.29)	(0.7)
Weighted average number of equity shares used in computing earnings per share
Basic		2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871
Diluted		2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

The accompanying notes are an integral part of these consolidated financial statements.

*	Cost of sales for the year ended March 31, 2015 includes impairment charge of Rs. 406,144 million ($ 6,518.1 million) (Refer note 8a).

The Group’s (Refer note 1- Group overview) consolidated statements of profit or loss are presented disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses presented by nature are in Note 32 (c).

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Profit / (loss) for the year	117,228	62,226	(203,139)	(3,260.1)
Other comprehensive income, net of income tax:

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation*	(346)	(98)	(457)	(7.3)

Items that will be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations	24,184	44,250	8,620	138.4

(Loss) / Gain on available-for-sale financial investments	(512)	(1)	151	2.4
Cash flow hedges*#	3,723	41	(758)	(12.2)
Reclassification of gain on available-for-sale financial investment to consolidated statements of profit / (loss)	(770)	(116)	—	—

Total other comprehensive income for the year, net of income tax	26,279	44,076	7,556	121.3

Total Comprehensive Income / (loss) for the year	143,507	106,302	(195,583)	(3,138.8)

Total Comprehensive Income / (loss) attributable to:
Equity holders of the parent	69,757	27,582	(131,122)	(2,104.3)
Non-controlling interests	73,750	78,720	(64,461)	(1,034.5)

	143,507	106,302	(195,583)	(3,138.8)

*	Refer to Note 7 for tax related to each component of other comprehensive income/ (loss)
#	Refer to Note 32(a) for amounts reclassified into consolidated statements of profit / (loss) for the year out of other comprehensive income/ (loss)

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions except share or per share amounts unless otherwise stated)

As at		March 31, 2014	March 31, 2015	March 31, 2015
	Notes	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment	8a	1,114,511	992,677	15,931.3
Exploration and evaluation assets	8b	617,570	341,831	5,486.0
Intangible assets	8c	6,984	6,593	105.8
Leasehold land prepayments		3,645	3,767	60.5
Deferred tax assets	7	73,082	76,487	1,227.5
Financial assets investments	10	111	262	4.2
Derivative financial assets	23	—	12	0.2
Current tax asset- non-current		22,616	26,562	426.3
Other non-current assets	11	12,815	11,563	185.6

Total non-current assets		1,851,334	1,459,754	23,427.4

Current assets
Inventories	12	92,788	87,715	1,407.7
Current tax asset		4,729	230	3.7
Trade and other receivables	13	96,415	103,777	1,665.5
Short term investments	14	518,015	496,482	7,967.9
Derivative financial assets	23	3,235	1,035	16.6
Restricted cash and cash equivalents	15	2,463	4,090	65.6
Cash and cash equivalents	16	12,960	8,621	138.4

Total current assets		730,605	701,950	11,265.4

Total assets		2,581,939	2,161,704	34,692.8

LIABILITIES
Current liabilities
Short-term borrowings	17	161,728	161,233	2,587.6
Acceptances	18	90,718	94,660	1,519.2
Trade and other payables	19	181,661	165,993	2,664.0
Derivative financial liabilities	23	7,550	2,574	41.3
Retirement benefits	22	313	349	5.6
Provisions	20	1,126	4,870	78.2
Current tax liabilities		6,278	3,842	61.7

Total current liabilities		449,374	433,521	6,957.6

Net current assets		281,231	268,429	4,307.8

Non-current liabilities
Long-term borrowings	17	547,375	517,852	8,310.9
Deferred tax liabilities	7	289,869	155,812	2,500.6
Retirement benefits	22	1,696	2,159	34.6
Provisions	20	17,061	11,166	179.2
Derivative financial liabilities	23	1,645	9	0.1
Other non-current liabilities	21	12,576	12,577	201.8

Total non-current liabilities		870,222	699,575	11,227.2

Total liabilities		1,319,596	1,133,096	18,184.8

Net assets		1,262,343	1,028,608	16,508.0

EQUITY
Share capital	25	2,965	2,965	47.6
Securities premium		200,010	200,010	3,209.9
Other components of equity		23,164	20,693	332.1
Retained earnings		473,431	337,451	5,415.7

Equity attributable to equity holders of the parent		699,570	561,119	9,005.3
Non-controlling interests		562,773	467,489	7,502.7

Total Equity		1,262,343	1,028,608	16,508.0

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Cash flows from operating activities
Profit / (loss) for the year	117,228	62,226	(203,139)	(3,260.1)
Adjustments to reconcile profit to net cash provided by operating activities:
Income tax (benefit) / expense recognised in profit or loss	(7,502)	34,646	(108,320)	(1,738.4)
Depreciation and amortization	117,103	121,887	111,091	1,782.9
Impairment of property, plant and equipment and exploration and evaluation assets	—	3,541	406,438	6,522.8
Provision for doubtful debts/advances	(8)	2,494	3,222	51.7
Unsuccessful exploration costs written off	2,822	653	7,867	126.3
Fair value gain on financial assets held for trading	(14,935)	(24,647)	(37,406)	(600.3)
Gain on sale of financial asset investments	(770)	(116)	—	—
(Profit) / Loss on sale of property, plant and equipment, net	(635)	327	153	2.5
Exchange loss, net	25,482	19,512	3,785	60.7
Gain on fair valuation of conversion option	(1,438)	(61)	—	—
Inventory Written off	—	—	2,226	35.7
Interest and dividend income	(19,226)	(17,402)	(12,998)	(208.7)
Interest expense	52,346	60,462	58,054	931.7
Changes in assets and liabilities:
Decrease / (Increase) in trade and other receivables	35,198	(8,841)	(2,143)	(34.4)
(Increase)/ decrease in inventories	(25,125)	3,402	(1,746)	(28.0)
Decrease in other current and non-current assets	3,877	9,710	5,418	87.0
Increase/(Decrease) in trade and other payable	7,223	(2,694)	7,653	122.8
(Decrease) in other current and non-current liabilities	(23,611)	(8,655)	(5,408)	(86.8)
Proceeds from short-term investments	792,246	1,174,250	1,145,596	18,385.6
Purchases of short-term investments	(858,117)	(1,294,912)	(1,150,465)	(18,463.6)

Cash generated from operations	202,158	135,782	229,878	3,689.4
Interest paid	(48,918)	(49,625)	(84,816)	(1,361.2)
Interest received	3,051	16,678	18,453	296.2
Dividends received	1,802	67	1	0.0
Income tax paid	(60,983)	(46,703)	(37,806)	(606.7)

Net cash from operating activities	97,110	56,199	125,710	2,017.7

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(80,194)	(80,053)	(82,304)	(1,320.9)
Proceeds from sale of property, plant and equipment	150	3,864	392	6.3
Exploration and evaluation assets	(5,127)	(15,256)	(21,438)	(344.1)
Loans repaid by related parties	909	1,512	14	0.2
Loans to related parties	(26,457)	(4,985)	(1)	(0.0)
Proceeds from short-term deposits	142,465	696,833	155,515	2,495.9
Purchases of short-term deposits	(193,032)	(653,889)	(94,490)	(1,516.5)
Proceed from sale of available for sale financial assets	8,662	1,100	—	—
Net changes in restricted cash and cash equivalents	(552)	(1,757)	(1,627)	(26.1)

Net cash used in investing activities	(153,176)	(52,631)	(43,939)	(705.2)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	(653)	(8,275)	1,641	26.3
Proceeds from acceptances	208,765	207,344	174,029	2,793.0
Repayment of acceptances	(179,656)	(197,000)	(171,118)	(2,746.2)
Proceeds from other short-term borrowings	200,422	266,446	459,659	7,377.0
Repayment of other short-term borrowings	(205,483)	(332,337)	(513,716)	(8,244.5)
Proceeds from long-term borrowings	52,084	153,323	180,428	2,895.6
Repayment of long-term borrowings	(48,450)	(152,264)	(99,486)	(1,596.6)
Loan from related parties	10,069	90,087	730	11.7
Loan repaid to related parties	(15,527)	(5,628)	(80,463)	(1,291.3)
Acquisition of non-controlling interest in a subsidiary	(1,835)	—	—	—
Payment of dividends to equity holders of the parent, including dividend tax	(9,557)	(8,785)	(10,378)	(166.6)
Payment of dividends to non-controlling interests, including dividend tax	(8,915)	(18,271)	(16,703)	(268.1)
Proceeds from issue of shares at a subsidiary	591	145	147	2.4
Payment for buyback of shares at subsidiary (including buyback expenses)	—	(1,065)	(11,218)	(180.0)

Net cash provided/(used in) from financing activities	1,855	(6,280)	(86,448)	(1,387.3)

Effect of exchange rate changes on cash and cash equivalents	4,140	473	338	5.4
Net (decrease) in cash and cash equivalents	(50,071)	(2,239)	(4,339)	(69.6)
Cash and cash equivalents at the beginning of the year	65,270	15,199	12,960	208.0
Cash and cash equivalents at the end of the year[1]	15,199	12,960	8,621	138.4
Supplementary disclosure of non-cash investing activities:

Payables for purchase of property, plant and equipment including exploration and evaluation assets	78,474	88,678	86,009	1,380.3

The accompanying notes are an integral part of these consolidated financial statements.

1.	for composition refer Note 16

2.	For the year ended March 31, 2014 there was an assignment of loan receivables from related parties against loan payable to a related party amounting to US$ 916.2 million (Rs. 55,431million) which has been considered as non-cash item. For the year ended March 31, 2013 and 2015 there were no such transactions.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total
Balance as at April 1, 2012	2,965	200,010	5,116	1,447	(3,170)	414,441	620,809	437,977	1,058,786
Profit for the year	—	—	—	—	—	62,363	62,363	54,865	117,228
Exchange differences on translation of foreign operations	—	—	5,310	—	—	—	5,310	18,874	24,184
Movement in available for sale financial investments	—	—	—	(553)	—	—	(553)	41	(512)
Reclassified to consolidated statements of profit or loss		—	—	(770)	—	—	(770)	—	(770)
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	3,632	—	3,632	91	3,723
Re-measurement of defined benefit obligation, net of tax*	—	—	—	—	—	(225)	(225)	(121)	(346)

Total comprehensive income / (loss) for the year	—	—	5,310	(1,323)	3,632	62,138	69,757	73,750	143,507

Adjustment for amount transferred to initial carrying amount of property, plant and equipment, net of tax	—	—	—	—	(34)	—	(34)	(12)	(46)
Change in Non-controlling interests	—	—	—	—	—	(366)	(366)	(140)	(506)
Dividend paid including tax on dividend	—	—	—	—	—	(9,557)	(9,557)	(8,915)	(18,472)

Balance as at March 31, 2013	2,965	200,010	10,426	124	428	466,656	680,609	502,660	1,183,269

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non-controlling interests	Total
Balance as at April 1, 2013	2,965	200,010	10,426	124	428	466,656	680,609	502,660	1,183,269
Profit for the year	—	—	—	—	—	15,466	15,466	46,760	62,226
Exchange differences on translation of foreign operations	—	—	12,101	—	—	—	12,101	32,149	44,250
Movement in available for sale financial investments	—	—	—	(1)	—	—	(1)	—	(1)
Reclassified to consolidated statement of profit or loss	—	—	—	(75)	—	—	(75)	(41)	(116)
Re-measurement of defined benefit obligation, net of tax*	—	—	—	—	—	(70)	(70)	(28)	(98)
Net movement in fair value of cash flow hedges, net of tax *#	—	—	—	—	161	—	161	(120)	41

Total comprehensive income / (loss) for the year	—	—	12,101	(76)	161	15,396	27,582	78,720	106,302

Change in Non-controlling interests	—	—	—	—	—	164	164	(336)	(172)
Dividend paid including tax on dividend	—	—	—	—	—	(8,785)	(8,785)	(18,271)	(27,056)

Balance as at March 31, 2014	2,965	200,010	22,527	48	589	473,431	699,570	562,773	1,262,343

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total
Balance as at April 1, 2014	2,965	200,010	22,527	48	589	473,431	699,570	562,773	1,262,343
Loss for the year	—	—	—	—	—	(128,350)	(128,350)	(74,789)	(203,139)
Exchange differences on translation of foreign operations	—	—	(1,844)	—	—	—	(1,844)	10,464	8,620
Movement in available for sale financial investments	—	—	—	151	—	—	151	—	151
Re-measurement of defined benefit obligation, net of tax*	—	—	—	—	—	(301)	(301)	(156)	(457)
Net movement in fair value of cash flow hedges, net of tax *#	—	—	—	—	(778)	—	(778)	20	(758)

Total comprehensive income / (loss) for the year	—	—	(1,844)	151	(778)	(128,651)	(131,122)	(64,461)	(195,583)

Change in Non controlling interests	—	—	—	—	—	3,049	3,049	(14,120)	(11,071)
Dividend paid including tax on dividend	—	—	—	—	—	(10,378)	(10,378)	(16,703)	(27,081)

Balance as at March 31, 2015	2,965	200,010	20,683	199	(189)	337,451	561,119	467,489	1,028,608

Balance as at March 31, 2015 (in US dollars in million)	47.6	3,209.9	331.9	3.2	(3.0)	5,415.7	9,005.3	7,502.7	16,508.0

*	Refer to Note 7 for tax related to each component of other comprehensive income / (loss)
#	Refer to Note 32(a) for amounts reclassified into consolidated statements of profit / loss for the year out of other comprehensive income/ (loss)

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Group overview

Sterlite Industries (India) Limited (“SIIL”) and its consolidated subsidiaries (collectively, “Sterlite”) were principally engaged in non-ferrous metals and mining in India, Australia, Namibia, South Africa and Ireland. Sterlite was also in the business of commercial power generation and port operations in India. SIIL was incorporated on September 8, 1975 under the laws of the Republic of India and had its registered office at Tuticorin, Tamilnadu. SIIL’s shares were listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, SIIL completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, SIIL completed its follow-on offering of an additional 131,906,011 ADSs, each currently representing four equity shares, which were listed on the New York Stock Exchange.

Consolidation and Re-organisation of Sesa Goa Limited (“Sesa Goa”), SIIL, Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”) and The Madras Aluminium Company Limited (“MALCO”) to form Sesa Sterlite Limited (‘SSL’ or ‘the Company’), and transfer of Vedanta’s shareholding in Cairn India Limited to SSL.

On February 25, 2012, Vedanta Resources Plc (“Vedanta”), the ultimate parent company of SIIL, Sesa Goa, Vedanta Aluminium, Sterlite Energy, and MALCO announced an all-share merger of Vedanta’s majority owned subsidiaries Sesa Goa and Sterlite to create merged entity SSL and a consolidation of various subsidiaries held within Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organisation Transactions” consisting of the “Amalgamation and Re-organisation Scheme” and the “Cairn India Limited Consolidation”). The Re-organisation Transactions were executed during the year ended March 31, 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013.

In August 2013, Sesa Goa had furnished to the Securities and Exchange Commission (“SEC”) a notice as required by Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which stated that Sesa Goa is the successor issuer to Sterlite under the Exchange Act and that the equity shares of Sesa Goa with a par value of Re. 1 each (“Sesa Goa Shares”) will be traded in the United States in the form of American Depositary Shares (“ADSs”), each ADSs representing four Sesa Goa Shares (the “Sesa Goa ADSs”) and such ADSs are deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act.

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

v.	Vedanta Aluminium’s aluminium business demerged from Vedanta Aluminium and merged with and into Sesa Goa for no consideration. The name of Vedanta Aluminium was changed to Malco Energy Limited with effect from October 24, 2013; and

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

On April 22, 2015, Sesa Sterlite Limited submitted to the SEC that its name has been changed to Vedanta Limited following the approval from the Registrar of Companies, Goa on April 21, 2015.

Vedanta Limited’s shares are listed in India on the Bombay Stock Exchange and the National Stock Exchange. In connection with the merger of SIIL into Sesa Goa to form SSL, SSL (now “Vedanta Limited”) has established an ADS facility and its ADSs are now listed on the New York Stock Exchange.

Cairn India Limited Consolidation

Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (“BFL”), a wholly owned subsidiary of the Sesa Goa (now “Vedanta Limited”) and Vedanta Resources Holdings Limited (“VRHL”), BFL acquired 38.68% shareholding in Cairn India Limited and an associated debt of $ 5,998 million by way of acquisition of Twinstar Energy Holding Limited (‘TEHL’), for a nominal cash consideration of $ 1 on a closing date which was to be mutually agreed by purchaser and seller. Closing date was determined as August 26, 2013. Consequently, TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) (“Cairn”) have become subsidiaries of Vedanta Limited.

Acquisition of power assets

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and SSL (now “Vedanta Limited”) , the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90 MW operational and 210 MW under development) at Lanjigarh, has been purchased by Vedanta Limited at a consideration of Rs. 28,929 million.

Accounting for the Re-organisation Transaction

SIIL (now “Vedanta Limited”), its wholly owned subsidiary Sterlite Energy, Vedanta Aluminium, Sesa Goa, MALCO and Cairn were all subsidiaries of Vedanta, the ultimate holding company. Accordingly, the entire Re-organisation Transactions fell within the purview of the common control business combination transactions. The accounting policies described in Note 3(D) required that financial statements of the combined entity Sesa Sterlite to be presented on a combined basis retrospectively as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control where such a date is later) and accordingly the financial information for the fiscal years ended March 31, 2012 and 2013 were recast to give effect to the Re-organisation Transactions while presenting financial statements for the year ended March 31, 2014. The financial statements of Cairn is consolidated from December 8, 2011, the date of its acquisition by Vedanta.

During fiscal year 2015, Goa Energy Limited and Sterlite Infra Limited, wholly owned subsidiaries, merged with Vedanta Limited. The High Court of Bombay had approved the scheme of amalgamation of the Goa Energy Limited on March 12, 2015 and the High Court of Madras had approved the Scheme of Amalgamation of Sterlite Infra Limited on March 25, 2015.

Business Overview

Vedanta Limited and its consolidated subsidiaries (collectively, the “Group” or “Vedanta Limited”) is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia, Sri Lanka and UAE. The Group is also in the business of commercial power generation and port operations in India.

Vedanta Limited is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta, a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star, Finsider, West Globe and Welter held 46.5%, 13.5%, 1.5% and 1.3% respectively of Vedanta Limited equity as at March 31, 2015.

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2015. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulphuric acid plants, a silver refinery and nine captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh consisting of a zinc smelter and a sulphuric acid plant which were suspended since the last quarter of fiscal 2012, has been discontinued in fiscal 2014.

The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at March 31, 2015.

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil and gas, in which the Group has 59.9 % interest as at March 31, 2015. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Private Limited, and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and Narrain mines situated at state of Karnataka in India. The business also has a Metallurgical Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is a wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE. The operations of Mt Lyell copper mine was suspended in January 2014 following a mud slide incident and the operations at Mt Lyell copper mine have been put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014.

The Group’s aluminium business is owned and operated by Vedanta Limited and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March 31, 2015. Vedanta Limited aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. Vedanta Limited is currently in the process of ramping up of 1.25 million tonnes smelter facilities at Jharsuguda. Refinery expansion project being set up at Lanjigarh is currently on hold. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Group’s power business is owned and operated by Vedanta Limited and by Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of Vedanta Limited which are engaged in the power generation business in India. Vedanta Limited power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and the first 660MW unit of the Talwandi Sabo power plant was capitalized on December 1, 2014 after successful completion of trial runs. The Power business also includes the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba and 106.5 MW power plant at MALCO Energy Limited (“MEL”) situated near Mettur Dam in the State of Tamil Nadu in southern India.

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 99.9 % interest. Vizag port project includes the mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

These consolidated financial statements of the Group were authorized for issuance by Vedanta Limited’s board of directors on August 14, 2015.

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

Application of new and revised standards:

The Group has adopted, with effect from April 1, 2014, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the financial statements.

The following new accounting Standards, amendments and interpretations became effective in the current reporting period:

Amendments to IAS 32 Financial Instruments: Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 (amended)–offsetting financial assets and liabilities do not change the current offsetting model in IAS 32. Current offsetting model requires an entity to offset a financial asset and financial liability in the statement of financial position only when the entity currently has a legally enforceable right of set-off and intends either to settle the asset and liability on a net basis or to realise the asset and settle the liability simultaneously. Through these amendments, IASB has clarified the meaning of ‘currently have a legally enforceable right to set off’ and ‘simultaneous realisation and settlement’.

The amendments clarify that to result in offset of a financial asset and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties. It must be legally enforceable in the normal course of business.

Amendments to IAS 36 Impairment of Assets: Recoverable amount disclosure for Non-Financial Assets

The amendment requires the disclosure of the recoverable amount of an asset (or CGU) only in periods in which impairment is recorded or reversed in respect of that asset (or CGU). The amendment also expands and requires the disclosure when an asset’s (CGUs) recoverable amount is determined on the basis of fair value less cost of disposal.

Amendments to IAS 39 Financial Instruments: Recognition and measurement: Novation of Derivatives and Continuation of Hedge accounting

The amendment states that the novation of hedging instrument should not be considered an expiration or termination giving rise to discontinuation of hedge accounting when a hedging derivative is novated. It provides relief from discontinuing an existing hedging relationship when a novation that is not contemplated in the original hedging documentation meets specific criteria.

Amendments to IFRS 10, IFRS 12 and IAS 27 (Oct 2012) Investment entities

The amendments define an investment entity and introduce an exception from consolidation for investment entities. These amendments require an investment entity to measure those subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial Instruments in its consolidated and separate financial statements. The amendments also introduce new disclosure requirements for investment entities in IFRS 12 and IAS 27. The amendments also introduce new disclosure requirements related to investment entities and provide scope exemption for investment entities from IFRS 3 Business Combinations.

IFRIC 21: Levies

IFRIC 21 provides guidance recognition of a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of levy as set out in the relevant legislation. An entity does not have constructive obligation to pay a levy that will be triggered by operating in a future period. However, it does not include income taxes, fines and other penalities, liabilities arising from emissions trading schemes and outflows within the scope of other Standards.

Going concern

The consolidated financial statements have been prepared in accordance with the going concern basis of accounting.

Convenience translation

The consolidated financial statements are presented in Indian Rupee, the functional and presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2015 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 62.31 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2015. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Significant accounting policies

A. Basis of consolidation

Subsidiary:

The consolidated financial statements incorporate the results of Vedanta Limited and all its subsidiaries, being the entities that it controls. Control is evidenced where the Group has power over the investee or is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity returns.

The financial statements of subsidiaries are prepared for the same reporting year as the parent company. Where necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies in line with accounting policies of the Group.

For non-wholly owned subsidiaries, a share of the profit / loss for the financial year and net assets is attributed to the non-controlling interests as shown in the consolidated statements of profit or loss, consolidated statements of comprehensive income and consolidated statements of financial position.

For acquisitions of additional interests in subsidiaries, where there is no change in control, the Group recognises a reduction to the non-controlling interest of the respective subsidiary with the difference between this figure and the cash paid, inclusive of transaction fees, being recognised in equity. In addition, upon dilution of controlling interests the difference between the cash received from sale or listing of the subsidiary shares and the increase to non-controlling interest is also recognised in equity. The results of subsidiaries acquired or disposed off during the year are included in the consolidated statements of profit or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, have been eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated unless costs cannot be recovered.

Joint arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group has joint operations within its Oil and gas segment and participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Group accounts for its share of assets, liabilities, income and expenditure of joint ventures in which the Group holds an interest, classified in the appropriate balance sheet and statement of profit or loss headings.

B. Investments in associates

Investments in associates are accounted for using the equity method. An associate is an entity over which the Group is in a position to exercise significant influence over operating and financial policies. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate.

Investment in associates is initially recorded at the cost to the Group and then, in subsequent periods, the carrying value is adjusted to reflect the Group’s share of the associate’s consolidated profits or losses, other changes to the associate’s net assets and is further adjusted for impairment losses, if any. The consolidated statements of profit or loss and consolidated statements of comprehensive income include the Group’s share of associate’s results, except where the associate is generating losses, share of such losses in excess of the Group’s interest in that associate are not recognized. Losses recognised under the equity method in excess of the Group’s investment in ordinary shares are applied to the other components of the Group’s interest that forms part of Group’s net investment in the associate in the reverse order of their seniority (i.e. priority in liquidation).

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

Revenue from oil, gas and condensate sales represent the Group’s share of oil, gas and condensate production, recognised on a direct entitlement basis, and tolling income received for third party use of operating facilities and pipelines in accordance with agreements.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

Where the Group acts as a port operator, revenues and costs relating to each construction contract of service concession arrangements are recognised over the period of each arrangement only to the extent of costs incurred that are probable of recovery. Revenues and costs relating to operating phase of the port contract are measured at the fair value of the consideration received or receivable for the services provided.

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

Common Control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are scoped out of IFRS 3 and there is no authoritative literature for these transactions under IFRS. As a result, the Group adopted accounting principles similar to the pooling-of-interest method based on the predecessor values. The assets and liabilities of the acquired entity are recognised at the book values recorded in the ultimate parent entity’s consolidated financial statements with the exception of certain income tax and deferred tax benefits arising on account of the common control transaction but relating to previous years, which are recognised retrospectively. The components of equity of the acquired companies are added to the same components within Group equity except that any share capital and investments in the books of the acquiring entity is cancelled and the differences, if any, is adjusted in the opening retained earnings. The Company’s shares issued in consideration for the acquired companies are recognized from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior years’ comparative information is only adjusted for periods during which the entities were under common control.

E (a) Property, plant and equipment

(i) Mining Properties and leases - The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production (i.e. when the Group determines that the mining property will provide sufficient and sustainable return relative to the risks and the Group decided to proceed with the mine development), all further pre-production primary development expenditure other than land, buildings, plant and equipment is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

Exploration and evaluation assets are recognized as assets at their cost of acquisition, subject to meeting the commercial production criteria as above and are subject to impairment review on annual basis, or more frequently if indicators of impairment exist.

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory.

Deferred stripping cost are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstance, where a property is abandoned, the cumulative capitalized costs relating to the property are written off in the same period.

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

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
— Operations and administration	30-60 years
Plant and equipment	15-40 years
Office equipment and fixtures	5-10 years
Motor vehicles	8-10 years

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

(b) Exploration and evaluation assets

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as Exploration and evaluation assets (intangible assets) and stated at cost less impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation assets are assessed for impairment and losses, if any, is recognised prior to reclassification. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

a. Acquisition costs - costs associated with acquisition of licenses and rights to explore, including related professional fees.

b. General exploration costs - costs of surveys and studies, rights of access to properties to conduct those studies (e.g., costs incurred for environment clearance, defense clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

c. Costs of exploration drilling and equipping exploration and appraisal wells.

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license-by-license basis. Costs are held, un-depleted, within exploration and evaluation assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

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

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost center within property, plant and equipment - development/producing assets after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the consolidated statements of profit or loss.

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

(b) Short-term investments

Short-term investments represent short-term marketable securities and other bank deposits with an original maturity of more than three months.

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

Loans and other receivables are subsequently measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate (EIR) method.

(ii) Non-derivative financial liabilities

The Group initially recognises debt securities issued on the date that they are originated. All other financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire. The difference between the carrying amount of the financial liabilities derecognised and consideration paid and payable is recognised in the consolidated statement of profit or loss.

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

(a) Borrowings

Interest bearing loans and borrowings are initially recorded at the fair value. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the EIR method.

Amortised cost is calculated by taking into account the finance charges, including premiums payable on settlement or redemption and direct issue costs that are an integral part of the EIR. The EIR amortisation is included in finance costs in the consolidated statements of profit or loss. The unamortised portion is classified with the carrying amount of debt.

(b) Foreign currency convertible notes

Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Group according to the terms of the issue. The conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable notes issue costs are allocated to the liability component and the conversion option (expensed off immediately) in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component is measured at amortised cost using the EIR method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in consolidated statements of profit or loss. The conversion option is presented together with the related liability.

(c) Trade and other payables

Trade and other payables are recognised at their transaction cost, which is its fair value, and subsequently measured at amortised cost.

(iii) Derivative financial instruments

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

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Fair Value Hedges –

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

Cash flow Hedges -

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

Hedge of net investment in foreign operation-

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in the consolidated statements of comprehensive income as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognized in other income/expense in the consolidated statement of profit or loss immediately. Under a hedge of a net investment, the cumulative gain or loss remains in the consolidated statements of comprehensive income when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the Group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the consolidated statements of profit or loss as part of the gain / loss on disposal when the net investment in the foreign operation is disposed.

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

H. Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

I. Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the year.

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

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the consolidated statements of profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in the consolidated statements of comprehensive income is transferred to the consolidated statements of profit or loss on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the consolidated statements of profit or loss. For available-for-sale financial assets that are equity securities, reversal is recognized directly in the consolidated statements of comprehensive income.

The allowance accounts in respect of trade and other receivables are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts are considered irrecoverable and are written off against the financial asset directly.

Non-financial assets

Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Impairment tests are carried out annually for all assets when there is an indication of impairment. The Group conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. External factors, such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses.

If any such indication exists then an impairment review is undertaken, the recoverable amount is calculated, as the higher of fair value less costs of disposal and the asset’s value in use.

Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the entity and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post tax discount rate to arrive at the net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. The cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the income statement.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.

Exploration and evaluation assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the company considers, as a minimum, the following indications:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and

•	reserve information prepared annually by external experts.

When a potential impairment is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration and evaluation assets is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

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

N. Retirement benefit schemes

The Group operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which (where funded) are held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end.

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

O. Share based payments

The Company does not have any outstanding share based payments. VRPLC offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of the Company and its subsidiaries. VRPLC recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the consolidated statements of profit or loss.

Certain employees of Cairn receive part of their remuneration in the form of share based transactions, whereby employees render services in exchange for shares or rights over shares (‘equity settled transactions’). The cost of equity-settled transactions with employees is measured at fair value at the date of grant and recognized over vesting period.

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

R. Foreign currency translation

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is normally the local currency of the country in which it operates with the exception of Cairn which has a US dollar functional currency as that is the currency of the primary economic environment in which it operates.

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

S. Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

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

The carrying value of mining property and leases is arrived at by depreciating the assets over the life of the mine using the unit of production method based on proved and probable reserves. The estimate of reserves is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could thus impact the carrying values of mining properties and leases and environmental and restoration provisions.

Details of impairment charge are disclosed in note 8a.

ii.	Accounting policy on impairment of assets

In assessing the property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Group’s business plans and changes in regulatory environment are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) is compared with the recoverable amount of those assets, that is, the higher of fair value less costs of disposal and value in use. Recoverable value is based on the management estimates of commodity prices, market demand and supply, economic and regulatory climates, long-term plan, discount rates and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could impact the carrying value of the assets.

iii.	Carrying value of exploration and evaluation fixed assets:

Where a project is sufficiently advanced the recoverability of IFRS 6 Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use. Exploration assets are inherently judgemental to value and further details on the accounting policy are included in accounting note above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts are written off to the consolidated statement of profit or loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indicators of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of impairment charge and the assumptions used are disclosed in note 8 a.

iv.	Carrying value of developing / producing oil and gas assets:

Management perform impairment tests on the Group’s developing / producing oil and gas assets at least annually with reference to indicators in IAS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	proved and probable reserves, resource estimates and, in certain cases, expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Exchange rates	management best estimate benchmarked with external sources of information
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU
Extension of PSC	assumed that PSC for Rajasthan block would be extended until 2030 on the same commercial terms

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of impairment charge and the assumptions used are disclosed in note 8a.

v.	Assessment of impairment at Lanjigarh refinery:

The Group has considered that the delay in obtaining environment clearances for the expansion of the alumina refinery at Lanjigarh and regulatory approval for bauxite mining as an indication of impairment. Hence, the Group has reviewed the carrying value of its property, plant and equipment at Lanjigarh as at balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment because the recoverable amount (estimated based on value in use) exceeded the carrying amounts.

The key assumptions and estimates used in determining the value in use of these assets were:

•	The State of Odisha has abundant bauxite resources and under the terms of the Memorandum of understanding (‘MOU’) with the Government of Odisha, management is confident that bauxite will be made available in the short to medium term. The Company has entered into agreements with various suppliers internationally and domestically to ensure the availability of bauxite to run its refinery. In the initial years, the Company has assumed that bauxite will be purchased from third party suppliers in India and other countries, till the bauxite is sourced from own mines.

•	The State of Odisha has taken certain measures including reservation of areas for mining operations or undertaking prospecting and constitution of Ministerial Committee for formulation of policy for supply of ores to Odisha based industries on long-term basis. On January 12, 2015, GOI has come out with an ordinance to amend the existing MMDR Act. The major change is in the process followed for grant of concessions i.e. from First come First serve basis to more transparent process of auction and to expedite the grant process.

•	The management expects that the conditions for construction of the alumina refinery will be fulfilled and it is assumed that the approval for the expansion of the refinery would be received for commencement of production by fiscal 2018.

Management expects that the mining approvals for mining and the statutory approvals for the expansion project will be received as anticipated. Additionally the Group carries out impairment assessment for carrying value of these assets, every half year and challenges these assumptions. The Group has carried out a sensitivity analysis on the key variables like delay in obtaining approvals for refinery expansion and bauxite approval, appreciation of rupee against US dollar, discount rate and London Metal Exchange aluminium prices. The most significant variable is the estimated timeframe for obtaining regulatory approval for the mining and for refining capacity. The sensitivity analysis indicates that even if regulatory approvals for mines and expansion project are delayed by one year, the value in use is still expected to exceed the carrying value and costs.

The carrying amounts of property plant and equipment related to alumina refinery operations at Lanjigarh and related mining assets as at March 31, 2015 is Rs. 70,615 million ($ 1,133.3 million) and March 31, 2014 is Rs. 72,063 million.

vi.	Assessment of impairment of Karnataka and Goa Iron ore mines:

Karnataka mining

The mining ban in Karnataka was lifted on April 17, 2013 and the mining operations resumed with effect from December 28, 2013 but had to again suspend operations from July 31, 2014 due to the expiry of temporary working permission. Subsequent thereto, on execution of Mining Lease Deed and Mining lease renewal agreement during the year, the Company resumed mining operations in Karnataka on February 28, 2015. The carrying value of assets as at March 31, 2015 is Rs. 10,521 million ($ 168.8 million) and March 31, 2014 is Rs. 10,835 million.

Goa mining

The Ministry of Environment and Forest has withdrawn its earlier order which had kept the environment clearances for iron ore mines in Goa in abeyance. The State Government of Goa has issued a mining leases policy and has revoked the order of temporary suspension on Iron ore mining in Goa. The Group has been allocated with an interim annual mining environmental clearance limit of 5.5 million tonnes (out of the total cap of 20 million tonnes for current year) of saleable ore which is expected to progressively increase in coming years.

The State Government of Goa, has renewed the mining leases and the Codli mine has started operations from August 10, 2015 and the Group expects to start mining activities at other iron ore mines at Goa in the second half of fiscal 2016, after receipt of all other regulatory clearances. The carrying value of assets as at March 31, 2015 is Rs. 45,029 million ($ 722.7 million) and March 31, 2014 is Rs. 45,730 million.

Management has reviewed the carrying value of Karnataka and Goa mining assets as at the balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment as the recoverable amount (estimated based on higher of value in use and fair value less costs of disposal) exceeded the carrying amounts.

The Group has carried out a sensitivity analysis on key variables inter-alia delay in obtaining other approvals for commencement of mining leases, movement in iron ore prices, appreciation of rupee against US dollar.

vii.	Assessment of impairment at Western Cluster Limited (WCL):

The project in Liberia is at the exploration stage and the Group has considered the suspension of exploration in Liberia due to the Ebola epidemic and falling iron ore prices as an indication for impairment. The Group expects to start mining activities at iron ore mines in Liberia during fiscal 2020, after receipt of all regulatory clearances and approval of mining leases. Hence, the Group has reviewed the carrying value of its exploration and evaluation assets at WCL as at balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment because the recoverable amount (estimated based on higher of value in use and fair value less costs of disposal) exceeded the carrying amounts. The carrying value of assets as at March 31, 2015 is Rs.8,180 million ($ 131.3 million).

viii.	Note 20 and the accounting policy on restoration, rehabilitation and environmental costs:

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

ix.	Note 29 on contingencies:

The Group has significant capital commitments in relation to various capital projects which are not recognized on the consolidated statements of financial position. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Group. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which the Group involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

x.	Note 7 and accounting policy on taxation:

In preparing consolidated financial statements, the Group recognises income taxes in each of the jurisdictions in which it operates. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. The uncertain tax positions are measured at the amount expected to be paid to taxation authorities when the group determines that the probable outflow of economic resources will occur. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

U. Recently issued accounting pronouncements:

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 9 - Financial Instruments

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. In July, 2014, IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The standard will be effective for annual periods beginning on or after January 1, 2018, with early application permitted.

IFRS 15 – Revenue from contracts with Customers

IFRS 15 – Revenue from contracts with Customers outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively including service revenues and contract modifications and improve guidance for multiple-element arrangements. The new Standard will come into effect on January 1, 2018, with early application permitted.

Amendments to IFRS 11 – Acquisition of an interest in a joint operation

Amendments to IFRS 11 – Acquisition of an interest in a joint operation requires that when an entity acquires an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, it shall apply, to the extent of its share in accordance with this standard, all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this standard and disclose the information that is required in those IFRSs in relation to business combinations. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Amendment to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

IASB has issued Amendment to IAS 16 and IAS 38 to clarify that the use of methods based on revenue to calculate the depreciation is not appropriate. This is because such methods reflects a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits Revenue is presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The new Standard will come into effect on January 1, 2016, with early application permitted.

Amendments to IAS 19(Revised 2011) – Defined Benefit Plans: Employee Contributions

Amendments to IAS 19 (Revised 2011) – Defined Benefit Plans: Employee Contributions clarify the requirements that relate to contributions to be attributed to the period of service whereby contributions from employees or third parties are linked to service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in those contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered. This amendment is effective for annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRSs 2010-2012 and 2011-2013 Cycle

Annual Improvements to IFRSs: 2010-2012 Cycle and Annual Improvements to IFRSs: 2011-2013 Cycle, are part of annual process of revising and improving existing standards. These are effective for annual periods beginning on or after July 1, 2014.

•	IFRS 8 (Operating Segments) provides that an entity need to disclose the judgements made by management in applying the aggregation criteria to operating segments. An entity is also required to provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly.

•	IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets) clarifies that when an item of property, plant and equipment is revalued, the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.

•	IAS 24 (Related Party Disclosures) clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.

•	IFRS 2 (Share based payments) clarifies definition of vesting condition and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’.

•	IFRS 13 (Fair value Measurement) clarifies that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting if the effect of not discounting is immaterial.

•	IFRS 3 Business Combination clarifies that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. It requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

•	IFRS 13 Fair value measurement clarifies that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.

•	IFRS 14 – Regulatory deferral accounts was issued by IASB in January 2014 and is effective from January 1, 2016. This IFRS allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first time adoption of IFRS. Existing IFRS preparers are prohibited from applying this standard. Also, an entity whose current GAAP does not allow the recognition of rate-regulated assets and liabilities, or that has not adopted such policy under its current GAAP, would not be allowed to recognize them on first time application of IFRS.

The Company is currently evaluating the impact, if any; the adoption of recently issued accounting standards and the annual improvements to IFRSs will have on the Company’s consolidated financial statements.

4. Revenue

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Revenue, gross of excise duty	757,048	757,915	769,483	12,349.3
Less: excise duty	(34,745)	(32,672)	(35,904)	(576.2)

Revenue, net of excise duty	722,303	725,243	733,579	11,773.1

Below table summarises revenue of the Group from its primary products for the year ended March 31, 2013, 2014 and 2015:

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Copper Cathode	79,035	77,049	79,546	1,276.6
Copper rods	119,702	103,407	92,670	1,487.2
Iron Ore	16,522	56	2,183	35.0
Metallurgical coke	1,719	1,792	1,410	22.6
Pig Iron	8,617	14,562	16,068	257.9
Zinc Metal	101,498	122,931	134,228	2,154.2
Lead Metal	16,904	19,460	19,767	317.2
Silver Metal	21,016	16,000	12,867	206.5

Zinc and Lead mined metal	31,569	24,397	21,657	347.6
Aluminium - Ingot	42,490	44,714	55,320	887.8
Aluminium - rods	42,968	42,678	49,016	786.6
Aluminium - billets	12,500	16,856	17,792	285.5
Aluminium - rolled products	9,634	8,310	7,533	120.9
Oil	174,776	185,809	145,465	2,334.5
Gas	742	1,295	1,480	23.8
Gold Bars	10,293	14,502	23,183	372.1
Silver Bars	1,917	2,685	3,263	52.4
Power	34,863	38,395	36,863	591.6
Others (including export incentives)	30,283	23,017	49,172	789.3

Revenue-gross of Excise Duty	757,048	757,915	769,483	12,349.3
Less: Excise Duty	(34,745)	(32,672)	(35,904)	(576.2)

Revenue-net of Excise Duty	722,303	725,243	733,579	11,773.1

5. Investment and other income

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Fair value gain on financial assets held for trading	14,935	24,647	37,406	600.3
Interest income on financial assets held for trading	1,382	3,051	5,091	81.7
Interest income on bank deposits	12,338	9,783	3,163	50.8
Interest income on loans and receivables	3,313	4,241	4,760	76.5
Dividend income on available for sale investments	85	1	1	0.0
Dividend income on financial assets held for trading	1,704	54	—	—
Gain on sale of financial asset investments(1) (2)	770	116	—	—
Foreign exchange gain net	462	285	750	12.0
Capitalisation of interest income(3)	(58)	(13)	(17)	(0.3)

	34,931	42,165	51,154	821.0

Notes:

(1)	Refer Note 10.
(2)	The Company’s investment in Hudbay Minerals Inc. was sold during the fiscal year 2013 for a consideration of $ 151.8 million (Rs. 8,287 million) and the resultant gain amounting to $14.1 million (Rs. 770 million) was reclassified from equity to consolidated statements of profit or loss.
(3)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

6. Finance and other costs

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)

Interest on borrowings other than convertible notes(1)	50,949	57,054	56,990	914.6

Interest on convertible notes(1)	4,896	5,750	3,605	57.9

Unwinding of discount on provisions	717	952	1,062	17.0

Gain on fair valuation of conversion option	(1,438)	(61)	—	—
Net foreign exchange loss on foreign currency borrowings	14,851	16,141	8,404	134.9

Bank charges	1,233	1,424	1,746	28.0

Other	588	1,081	1,496	24.1

Capitalisation of finance costs(2)	(17,080)	(9,520)	(9,905)	(159.0)

	54,716	72,821	63,398	1,017.5

Notes:

(1)	Finance costs include Rs. 55,845 million, Rs. 62,804 million and Rs. 60,595 million ($ 972.5 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the year ended March 31, 2013, 2014 and 2015 respectively.
(2)	Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The capitalisation rate relating to general borrowings was approximately 10.70%, 9.83% and 8.97% for the year ended March 31, 2013, 2014 and 2015 respectively.

7. Income tax expense

Overview of the Indian direct tax regime

Indian companies are subject to Indian income tax on a standalone basis. Each entity is assessed for tax on taxable profits determined for each fiscal year beginning on April 1 and ending on March 31. For each fiscal year, the entities profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the fiscal year 2012-13 was 32.45%, 2013-14 was 33.99%, for the fiscal year 2014-15 was 33.99% and for the fiscal year 2015-16 will be 34.61%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the fiscal year 2013-14 and 2014-15 was chargeable at 18.50% plus a surcharge and education cess. The combined Indian statutory tax rate of MAT for the fiscal year 2013-14 and 2014-15 was 20.96% and for the fiscal year 2015-16 will be 21.34%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of ten years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.

Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court.

There are various tax exemptions or tax holidays available to companies in India. The most important to the Companies in the Group are:

•	The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated area at India can benefit from a tax holiday. A typical tax holiday would exempt 100% of the profits from the undertaking for five years, and 30% for five years thereafter. This deduction is available only for units established prior to March 31, 2012

•	The power plants (including wind power plants) exemption — Profits on newly constructed power plants are eligible for a tax holiday. A typical holiday would exempt 100% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company. This exemption is available only for units established till March 31, 2017.

•	The industrial undertakings’ exemption – Production of Mineral Oil - Profits of newly constructed industrial undertakings engaged in production of Mineral Oil are eligible for a tax holiday. A typical tax holiday would exempt 100% of the profits of the undertaking for a period of seven consecutive assessment years. This deduction is available only to blocks licensed under a contract awarded prior to April 1, 2011.

•	Investment Allowance u/s.32 AC of the Income Tax Act - Incentive for acquisition and installation of new high value Plant or Machinery to manufacturing companies by providing an additional deduction of 15% of the actual cost of Plant or Machinery acquired and installed between April 1, 2013 and March 31, 2015. The actual cost of the new Plant or Machinery should exceed Rs.1,000 million to be eligible for this deduction. The Finance (No. 2) Act 2014, has extended this allowance till March 2017, while reducing the threshold cost of Plant or Machinery for claiming deduction to Rs. 250 million.

The total effect of such tax holidays were Rs. 48,162 million (impact on basic EPS Rs. 16.24), Rs. 39,816 million (impact on basic EPS Rs. 13.43), and Rs. 13,793 million ($ 221.4 million) (impact on basic EPS Rs. 4.65) ($ 0.07) for the years ended March 31, 2013, 2014 and 2015 respectively.

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

The major components of income tax expense for the year ended March 31, 2013, 2014 and 2015 are indicated below:

(a) Consolidated statements of profit or loss

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Current tax:
Current tax on profit for the year	49,302	35,327	35,896	576.1
Charge/ (credit) in respect of current tax for earlier years	(3,132)	12,404	29	0.5

Total current tax	46,170	47,731	35,925	576.6

Deferred tax:
Origination and reversal of temporary differences	(53,672)	(2,179)	(145,333)	(2,332.5)
Charge in respect of Deferred tax for earlier years	—	—	1,088	17.5
Increase in tax rate	—	(10,906)	—	—

Total deferred tax	(53,672)	(13,085)	(144,245)	(2,315.0)

Tax expense / (credit) for the year	(7,502)	34,646	(108,320)	(1,738.4)
Effective income tax rate (%)	(6.8%)	35.8%	34.8%	34.8%

(b) Consolidated statements of comprehensive income

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Deferred tax (credit) / charge on:
- cash flow hedges	110	332	(59)	(0.9)
- reclassification adjustments on cash flow hedges	130	(110)	(332)	(5.3)
- remeasurement of defined benefit obligation	—	—	(260)	(4.2)

	240	222	(651)	(10.4)

A reconciliation of income tax expense applicable to accounting profit / (loss) before tax at the statutory income tax rate to recognised income tax expense for the year indicated are as follows:

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)

Accounting profit / (loss) before tax	109,726	96,872	(311,459)	(4,998.5)

Statutory income tax rate	32.45%	33.99%	33.99%	33.99%
Tax at Indian statutory income tax rate	35,601	32,927	(105,865)	(1,699.0)
Disallowable expenses	1,386	221	711	11.4
Non-taxable income	(4,802)	(3,662)	(5,024)	(80.6)
Tax holidays and similar exemptions	(48,162)	(39,816)	(13,793)	(221.4)
Change in deferred tax balances due to the change in Indian income tax rates from 32.45% to 33.99% for 2014	—	10,906	—	—
Effect of tax rates differences of subsidiaries operating in other jurisdictions	6,195	6,875	7,682	123.3
Dividend distribution tax	3,788	4,222	4,133	66.3
Unrecognised MAT credit	601	36	—	—
Charge/(credit) in respect of previous years	(3,132)	12,404	1,117	17.9
Utilisation of tax losses	(2,127)	(4,777)	(3,913)	(62.8)
Loss in respect of which deferred tax assets not recognized due to uncertainty	3,404	16,437	5,292	84.9
Others	(254)	(1,127)	1,340	21.6

	(7,502)	34,646	(108,320)	(1,738.4)

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

Deferred tax assets/liabilities

The Group has recognised significant amounts of deferred tax. The majority of the deferred tax liabilities represent accelerated tax relief for the depreciation of property plant and equipment and the depreciation on mining reserves. Significant components of deferred tax assets/liabilities recognized in the consolidated statements of financial position are as follows:

For the year ended March 31, 2013:
	Opening balance as at April 1, 2012	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2013
Significant components of deferred tax liabilities/(assets)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	290,371	(12,354)	—	13,720	291,737
Unabsorbed depreciation/business loss	(14,906)	(11,219)	—	12	(26,113)
Voluntary retirement scheme	(342)	(49)	—	11	(380)
Employee benefits	(448)	(132)	—	2	(578)
Fair value of derivative assets/ liabilities	1,301	(674)	240	1	868
Fair valuation of other assets/liabilities	985	579	—	—	1,564
MAT credits entitlement	(30,432)	(30,652)	—	30	(61,054)
Other temporary differences	(425)	829	—	11	415

Total	246,104	(53,672)	240	13,787	206,459

For the year ended March 31, 2014:
	Opening balance as at April 1, 2013	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2014
Significant components of deferred tax liabilities/(assets)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	291,737	23,286	—	23,187	338,210
Unabsorbed depreciation/business loss	(26,113)	(4,576)	—	160	(30,529)
Voluntary retirement scheme	(380)	(65)	11	7	(427)
Employee benefits	(578)	89	—	3	(486)
Fair value of derivative assets/ liabilities	868	(194)	211	—	885
Fair valuation of other assets/liabilities	1,564	2,118	—	—	3,682
MAT credits entitlement	(61,054)	(33,502)	—	(212)	(94,768)
Other temporary differences	415	(241)	—	46	220

Total	206,459	(13,085)	222	23,191	216,787

For the year ended March 31, 2015:
	Opening balance as at April 1, 2014	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2015	Total as at March 31, 2015
Significant components of deferred tax liabilities/(assets)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	338,210	(123,455)	—	7,361	222,116	3,564.7
Unabsorbed depreciation/business loss	(30,529)	855	—	6	(29,668)	(476.1)
Voluntary retirement scheme	(427)	(267)	—	—	(694)	(11.1)
Employee benefits	(486)	291	(260)	11	(444)	(7.1)
Fair value of derivative assets/ liabilities	885	(1,018)	(391)	—	(524)	(8.4)
Fair valuation of other assets/liabilities	3,682	5,955	—	25	9,662	155.1
MAT credits entitlement	(94,768)	(24,065)	—	—	(118,833)	(1,907.1)
Other temporary differences	220	(2,541)	—	31	(2,290)	(36.9)

Total	216,787	(144,245)	(651)	7,434	79,325	1,273.1

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

Subsequent to March 31, 2015, as a result of the change in the tax rate applicable to the Group’s Indian entities from 33.99% to 34.61% that was substantively enacted in May, 2015 and will be effective April 1, 2015, the net deferred tax liability as at 31st March, 2015, on re-measurement, would increase by Rs.2,088 million ($ 33.5 million).

Unused tax losses/ unused tax credit for which no deferred tax asset is recognized amount to Rs. 83,209 million and Rs. 94,335 million ($ 1,514.0 million) as at March 31, 2014 and March 31, 2015 respectively. The unused tax losses as at March 31, 2015 expire, if unutilized, based on the year of origination as follows:

Nature of unutilised tax losses/ unused tax credit	Financial year of expiry	2015	2015
		(Rs. in million)	(US dollar in million)
Business losses
- Skorpion	FY 2020-21 to FY 2022-23	4,882	78.4
- VGCB	FY 2018-19 to FY 2021-22	88	1.4
- CMT	No Limit	2,466	39.6
- TMHL	FY 2016-17 to FY 2019-20	47,947	769.6
- TSPL	FY 2018-19 to FY 2021-22	71	1.1
- SMCL	FY 2020-21 to FY 2022-23	627	10.1
- SRL	FY 2022-23	550	8.8

Depreciation losses
- VGCB	No limit	2,006	32.2
- MEL	No limit	19,992	320.8
- TSPL	No limit	1,374	22.0
- SMCL	No limit	118	1.9

Long term capital losses
- Vedanta Limited	FY 2018-19 to FY 2021-22	2,697	43.3
- HZL	FY 2018-19 to FY 2022-23	9,483	152.2
- MEL	FY 2015-16	1	0.0
- Cairn	FY 2020-21	1,945	31.2
- SMCL	FY 2015-16	1	0.0

Short term capital losses
- MEL	FY 2015-16	4	0.1

		94,252	1,512.7

Unused tax credit
- CMT	No Limit	83	1.3

		94,335	1,514.0

The Group had unused MAT credit amounting to Rs. 4,225 million and Rs. 4,193 million ($ 67.3 million) as at March 31, 2014 and 2015 respectively. Such tax credits have not been recognised on the basis that recovery is not probable in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

Financial year ending March 31,	(Rs. in million)	(US dollar in million)
2016	198	3.2
2017	1,036	16.6
2018	137	2.2
2019	520	8.3
2020	517	8.3
2021	1,035	16.6
2022	633	10.2
2023	81	1.3
2024	36	0.6
	4,193	67.3

As at March 31, 2014 and 2015, the Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings was Rs. 635,026 million and Rs. 760,430 million ($ 12,204.0 million) as at March 31, 2014 and 2015 respectively.

8 (a). Property, plant and equipment –

	Mining property	Land and buildings	Plant and equipment	Motor vehicles	Office equipment and fixtures	Oil and Gas Properties	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollars in million
Cost
April 01, 2013	154,714	62,817	429,364	1,870	5,722	426,971	1,081,458
Additions	4,369	8,202	19,330	534	1,135	23,420	56,990
Disposals	—	(137)	(2,531)	(229)	(68)	—	(2,965)
Foreign exchange	918	(38)	(291)	95	(12)	44,675	45,347

March 31, 2014	160,001	70,844	445,872	2,270	6,777	495,066	1,180,830	18,950.9

Additions	1,929	11,145	70,035	406	1,195	43,911	128,621	2,064.2
Transfer during the year from exploration and evaluation assets	—	—	—	—	—	32,646	32,646	523.9
Disposals	(121)	(18)	(1,817)	(257)	(62)	—	(2,275)	(36.5)
Foreign exchange	(1,552)	(386)	(2,547)	35	24	22,325	17,899	287.3

March 31, 2015	160,257	81,585	511,543	2,454	7,934	593,948	1,357,721	21,789.8

Accumulated depreciation and impairment
April 01, 2013	75,615	10,027	123,448	699	2,738	95,483	308,010
Charge for the year	6,541	2,361	26,199	599	713	84,761	121,174
Disposals	—	(83)	(1,762)	(140)	(37)	—	(2,022)
Foreign exchange	316	(15)	(140)	56	(5)	9,470	9,682
Impairment	2,630	243	—	—	—	—	2,873

March 31, 2014	85,102	12,533	147,745	1,214	3,409	189,714	439,717	7,056.9

Charge for the year	4,753	2,566	24,367	422	1,235	76,929	110,272	1,769.8
Disposals	(121)	(10)	(1,277)	(168)	(37)	—	(1,613)	(25.9)
Foreign exchange	(1,254)	(251)	(1,389)	24	1	12,799	9,930	159.4
Impairment	—	—	—	—	—	132,211	132,211	2,121.8

March 31, 2015	88,480	14,838	169,446	1,492	4,608	411,653	690,517	11,082.0

March 31, 2014	74,899	58,311	298,127	1,056	3,368	305,352	741,113
Asset under construction (Including capital advances)							373,398
Total							1,114,511
March 31, 2015	71,777	66,747	342,097	962	3,326	182,295	667,204	10,707.8
Asset under construction (Including capital advances)							325,473	5,223.5
Total							992,677	15,931.3
March 31, 2015 (US dollars in million)	1,151.9	1,071.2	5,490.4	15.4	53.4	2,925.6

1.	During the year ended March 31, 2015 an Impairment charge of Rs. 406,144 million ($ 6,518.1 million) was recognised on oil and gas assets which mainly relates to Rajasthan and Sri Lanka block. This impairment was triggered by the significant fall in the crude oil prices. The impairment loss has been included in cost of sales. Of this charge, Rs. 132,211 million ($ 2,121.8 million) (refer note 8(a)) has been recorded against oil and gas properties and Rs. 273,933 million ($ 4,396.3 million) (refer note 8(b)) against exploration and evaluation assets. The valuation remains sensitive to price and further deterioration in long term prices may result in additional impairment.

For oil and gas properties, CGUs identified are on the basis of a PSC (‘Production Sharing Contract’) level as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount of the CGU, Rs. 362,987 million ($ 5,825.5 million), was determined based on fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy. This is based on the cash flows expected to be generated by the projected oil or natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on current estimates. Reserves assumptions for fair value less costs of disposal discounted cash flow tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short term (five years) oil price and the long term nominal price of US$84 per barrel for fiscal 2020 derived from a consensus of various analyst recommendations and thereafter, inflated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.32% derived from the entity’s post-tax weighted average cost of capital. Also refer note 3 (T) (iv) for other key assumptions.

The impairment loss relates to the ‘Oil and Gas’ business reportable segment. The impairment charge of Rs. 273,933 million ($ 4,396.3 million) of exploration and evaluation assets also includes Rs. 48,192 million ($ 773.4 million) impairment charge relating to exploration wells in Sri Lanka, as the development of hydrocarbons in the said block is not commercially viable at the current prices.

2.	Additions includes deferred stripping cost of Rs. 1,087 million and net reversal of Rs. 52 million ($ 0.8 million), decommissioning and restoration cost of Rs. 1,180 million and reversal of Rs. 4,147 million ($ 66.6 million) for the years ended March 31, 2014 and March 31, 2015 respectively.

3.	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 17 on “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 9,507 million and Rs. 9,888 million ($ 158.7 million) for the years ended March 31, 2014 and March 31, 2015, respectively.

4.	Depreciation charge for the year includes Rs. 9 million and Rs.15 million ($ 0.2 million) capitalised as property, plant and equipment during the year ended March 31, 2014 and 2015 respectively.

5.	During the year ended March 31, 2015, in line with its accounting policy, the Group has carried out a review of the useful life of its assets. Considering the physical condition of the assets and benchmarking analysis, the Group has revised the useful life. The carrying value of the assets has been depreciated over the revised remaining useful life with effect from October, 1 2014.

As a result the net depreciation charge for the year is lower by Rs. 4,337 million ($ 69.6 million) and loss after tax is lower by Rs. 2,863 million ($ 45.9 million) (net of deferred tax impact of Rs. 1,474 million ($23.7 million)). The changes made to the useful economic lives is expected to have an impact on the depreciation charge going forward, although the quantum per asset class will vary depending on whether the useful life has increased or decreased.

6.	Impairment charge for the year ended March 31, 2014 of Rs. 2,873 million relates to mining property and land assets at Lisheen mines. This was as a result of fall in forecasted LME and price of zinc and lead. The recoverable amount has been determined based on its value of use. The discount rate of 5.3% was used in determining the value in use.

7.	Assets under construction as at March 31, 2014 is after an impairment charge of Rs. 668 million recognized during year ended March 31, 2014 which relates to, impairment of mining assets of Jharsuguda Aluminium at Lanjigarh as the MOEF has rejected the Stage II forest clearance for the Niyamgiri mining project during the fiscal year 2014. Further an impairment charge of Rs. 294 million ($ 4.7 million) has been recognized in administration expenses during the year ended March, 31 2015 in respect of expenditure incurred on coal blocks allotted to the Balco (Auminium Segment), due to cancellation of coal blocks by the Supreme Court of India.

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

8 (b) Exploration and evaluation assets

	Gambsberg Mine Project	Oil and Gas	Western Cluster Project	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollars in million
Cost
April 01, 2013	11,196	529,219	6,716	547,131
Additions	—	15,299	—	15,299
Unsuccessful Exploration Cost	—	(653)	—	(653)
Foreign exchange	(381)	55,468	706	55,793

March 31, 2014	10,815	599,333	7,422	617,570	9,911.3

Additions	—	20,999	439	21,438	344.1
Unsuccessful Exploration Cost	—	(7,867)	—	(7,867)	(126.3)
Transfer during the year to property plant and equipment	—	(32,646)	—	(32,646)	(523.9)
Foreign exchange	(963)	17,913	319	17,269	277.1
Impairment*	—	(273,933)	—	(273,933)	(4,396.3)

March 31, 2015	9,852	323,799	8,180	341,831	5,486.0

Exploration and Evaluation Assets as at:
March 31, 2014	10,815	599,333	7,422	617,570	9,911.3
March 31, 2015	9,852	323,799	8,180	341,831	5,486.0
March 31, 2015 (US dollars in million)	158.1	5,196.6	131.3

*	Refer foot note 1 to note 8 (a)

8 (c) Other Intangible assets

	Port Concession Rights	Software License	Others	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollars in million
Cost
April 01, 2013	5,875	1,440	—	7,315
Additions	89	407	504	1000
Foreign exchange difference	—	64	—	64

March 31, 2014	5,964	1,911	504	8,379	134.5

Additions	50	269	37	356	5.7
Foreign exchange difference	—	43	—	43	0.7

March 31, 2015	6,014	2,223	541	8,778	140.9

Accumulated depreciation and impairment
April 01, 2013	10	630	—	640
Charge for the year	212	507	3	722
Foreign exchange difference	—	33	—	33

March 31, 2014	222	1,170	3	1,395	22.4

Charge for the year	220	481	52	753	12.1
Foreign exchange difference	—	37	—	37	0.6

March 31, 2015	442	1,688	55	2,185	35.1

Other Intangibles as at:
March 31, 2014	5,742	741	501	6,984	112.1
March 31, 2015	5,572	535	486	6,593	105.8
March 31, 2014 (US dollars in million)	89.4	8.6	7.8

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle, was incorporated for the coal berth mechanization and upgradation at Visakhapatnam port. Vedanta Limited owns 99.9% in VGCB. The project is to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed on June 10, 2010. On October 8, 2010, VGCB was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. Visakhapatnam Port has provided, in lieu of license fee an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/project facilities and services. The concession period is 30 years from the date of the award of the concession. The upgraded capacity is 10.18 mmtpa and the Vishakhapatnam Port would be entitled to receive 38.10% share of the gross revenue as royalty. VGCB commenced operations in the fourth quarter of fiscal 2013. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per its tariff notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period. Intangible asset - port concession rights represents consideration for construction services. Revenue from construction contract of service concession arrangements on exchanging construction services for the port concession rights amounting to Rs. 48 million and Nil have been recognised in the consolidated statements of profit or loss for the year ended March 31, 2014 and 2015, respectively.
(2)	Software licenses are amortised over a period of three years.
(3)	Others include the right to use the sewerage treatment plant at the Zinc India which is amortised over a period of twenty five years.

9. Non-controlling Interests (‘NCI’) and joint operations

Details of subsidiaries that have material non-controlling interests

The Group consists of a parent company, Vedanta Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Note 31 to the financial statements lists the details of share holdings in the subsidiaries.

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL) and Cairn India Limited (Cairn).

As on March 31, 2015, NCIs hold an economic interest by virtue of their shareholding of 35.08% and 40.12% respectively in HZL and Cairn. The respective NCI holdings in previous year were 35.08% and 41.15% respectively.

The principal place of business of HZL and Cairn is in India.

The table below shows summarized financial information of subsidiaries of the Group that have material non-controlling interests. The summarized financial information below represents amounts before inter-company eliminations.

	As at March 31, 2014		As at March 31, 2015		As at March 31, 2015
	HZL	Cairn	HZL	Cairn	HZL	Cairn
	(Rs. in million)		(Rs. in million)		(US dollars in million)
Current assets	281,553	295,231	332,099	235,241	5,329.8	3,775.3
Non-current assets	120,903	975,591	137,397	653,669	2,205.0	10,490.6
Current liabilities	15,207	44,914	18,646	59,922	299.2	961.7
Non-current liabilities	683	264,176	1,829	134,466	29.4	2,158.0
Equity attributable to owners of the Group	251,594	562,680	292,141	412,051	4,688.5	6,612.9
Non-controlling interests	134,972	399,052	156,880	282,471	2,517.7	4,533.3

	For the year ended
	March 31, 2014		March 31, 2015		March 31, 2015
	HZL	Cairn	HZL	Cairn	HZL	Cairn
	(Rs. in million)		(Rs. in million)		(US dollars in million)
Revenue	134,590	187,103	145,887	146,945	2,341.3	2,358.3
Expenses	(65,853)	(132,341)	(64,424)	(403,356)	(1,033.9)	(6,473.4)

Profit / (loss) for the year	68,737	54,762	81,463	(256,411)	1,307.4	(4,115.1)

Profit / (loss) attributable to owners of the Group	44,625	32,197	52,887	(153,343)	848.8	(2,461.0)
Profit / (loss) attributable to non-controlling interests	24,112	22,565	28,576	(103,068)	458.6	(1,654.1)

Profit / (loss) for the year	68,737	54,762	81,463	(256,411)	1,307.4	(4,115.1)

Other comprehensive income / (loss) attributable to the owners of the Group	(206)	21,328	(144)	14,660	(2.3)	235.3
Other comprehensive income / (loss) attributable to non-controlling interests	(112)	14,973	(78)	10,849	(1.3)	174.1

Other comprehensive income / (loss) during the year	(318)	36,301	(222)	25,509	(3.6)	409.4

Total comprehensive income / (loss) attributable to the owners of the Group	44,419	53,525	52,743	(138,683)	846.5	(2,225.7)
Total comprehensive income / (loss) attributable to non-controlling interests	24,000	37,538	28,498	(92,219)	457.3	(1,480.0)

Total comprehensive income / (loss) during the year	68,419	91,063	81,241	(230,902)	1,303.8	(3,705.7)

Dividends paid to non-controlling interests, including dividend tax	5,376	12,093	6,590	10,114	105.8	162.3

Net cash inflow/(outflow) from operating activities	(7,140)	53,302	39,896	127,046	640.3	2,038.9
Net cash inflow/(outflow) from investing activities	21,848	(21,468)	(22,894)	(91,465)	(367.4)	(1,467.9)
Net cash inflow/(outflow) from financing activities	(15,325)	(30,018)	(18,785)	(36,290)	(301.5)	(582.4)

Net cash inflow/(outflow)	(617)	1,816	(1,783)	(709)	(28.6)	(11.4)

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

	Year ended March 31, 2015		Year ended March 31, 2015
	HZL	Cairn	HZL	Cairn(1)
	(Rs. In million)		(US dollars in million)
Changes in NCI	—	(14,248)	—	(228.7)

(1)	Change in non-controlling interests is due to buy back of shares and issue of employee share options.

Joint Operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

Operating Blocks	Nature of activities	Participating Interest (%)
India:
Block PKGM-1 (Ravva)	Exploration and production	22.50
Block CB-OS/2-Exploration	Exploration	60.00
Block CB/OS-2 Development and production areas	Production	40.00
Block RJ-ON-90/1 Development and production areas	Production (Largest producing block of the Group, strategic to the group)	70.00
Block RJ-ON-90/1-Exploration	Exploration	100.00
Block PR-OSN-2004/1	Exploration	35.00

South Africa
South Africa Block 1	Exploration	60.00

Non Operating Blocks	Nature of activities	Participating Interest
India:
Block KG-ONN-2003/1*	Exploration and appraisal	49.00

*	Operatorship has been transferred to Oil and Natural Gas Corporation (ONGC) with effect from July 7, 2014

10. Financial asset investments

Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements for the year ended March 31,	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
As at April 01,	1,212	111	1.8
Changes in fair value	(1)	151	2.4
Disposed during the year	(1,100)	—	—

As at March 31,	111	262	4.2

All available for sale financial assets are quoted and non current. Quoted investments represent investments in equity securities that present the Group with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active markets.

During the year ended March 31, 2014, the investment held by HZL in Andhra Pradesh Gas Power Corporation Limited, was sold for an aggregate consideration of Rs. 1,100 million. The gain on fair valuation of Rs. 116 million recognised in the consolidated statements of other comprehensive income in the year ended March 31, 2013 was recycled to the consolidated statements of profit or loss during the previous year.

11. Other non-current assets

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Deposits in respect of closure cost and future redundancy payments[1]	5,211	1,710	27.4
Site restoration assets[2]	1,907	2,279	36.6
Deposits with Government Authorities	4,114	3,588	57.6
Other non-current assets	1,583	3,986	64.0

	12,815	11,563	185.6

[1]	held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure.
[2]	includes deposit in Site Restoration Fund of Rs.1,354 million and Rs.1,727 million ($ 27.7 million) and investment in a rehabilition trust of Rs. 553 million and Rs.552 million ($ 8.9 million) as at March 2014 and 2015, respectively.

12. Inventories

Inventories consist of the following:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Raw materials and consumables	51,002	53,145	852.9
Work-in-progress	29,390	28,487	457.2
Finished goods	12,396	6,083	97.6

	92,788	87,715	1,407.7

Inventories with a carrying amount of Rs. 69,321 million and Rs. 57,759 million ($ 927.0 million) have been pledged as security against certain bank borrowings of the Group as at March 31, 2014 and 2015, respectively.

13. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Trade receivables	45,970	38,867	623.8
Trade receivables from related parties	630	470	7.6
Loans to related parties	163	160	2.6
Balance with Government authorities	6,360	8,495	136.3
Prepayments	1,380	4,116	66.1
Claims/refunds receivable	2,230	5,862	94.1
Advances for supplies	6,957	8,512	136.6
Cash call / receivables from joint operations	26,593	29,576	474.7
Deposits in respect of closure cost and future redundancy payments*	—	2,290	36.7
Other receivables	6,132	5,429	87.0

	96,415	103,777	1,665.5

*	held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure.

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions of loans to related parties, refer Note 31 on related party disclosures.

Trade receivables with a carrying value of Rs. 14,366 million and Rs. 21,127 million ($339.million) have been given as collateral towards borrowings as at March 31, 2014 and 2015 respectively.

Allowances for trade and other receivables

The change in the allowance for trade and other receivables is as follows:

	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
As at April 01,	1,258	8,682	139.3
Allowance made during the year	7,586	5,936	95.3
Reversals during the year	(139)	—	—
Written off	(65)	(173)	(2.8)
Foreign Exchange difference	42	295	4.7

As at March 31,	8,682	14,740	236.5

14. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Bank deposits	115,339	50,310	807.4
Other investments[1]	402,676	446,172	7,160.5

	518,015	496,482	7,967.9

Other investments include mutual fund investments and bonds and are fair valued through the consolidated statements of profit or loss. Bank deposits are made for the periods of more than three months depending on the cash requirements of the Group and earn interest at the respective deposit rates.

The Group has pledged short-term investments of Rs. 1,871 million and Rs. 2,252 million ($36.1 million) as at March 31, 2014 and 2015 respectively, to secure certain banking facilities.

1.	Includes Rs. 3,251 million and Rs. 5,222 million ($83.8 million) invested in bonds of a related party as at March 31, 2014 and 2015 respectively.

15. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash at banks	1,976	3,805	61.1
Short-term deposits	487	285	4.5

	2,463	4,090	65.6

Cash at banks is restricted in use as it relates to unclaimed deposits and debentures, dividends and interest on debentures. Cash at banks also include a sum of Rs.1,431 million ($ 23.0 million) deposited in an escrow account for the buyback of its own shares by Cairn as of March 31, 2014 and March 31, 2015. Restricted short term deposits relates to deposits created with the bank to service interest cost on borrowings.

16. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash at banks and in hand	6,185	5,848	93.9
Short-term deposits	6,775	2,773	44.5

	12,960	8,621	138.4

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

17. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.

Short-term borrowings consist of:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Banks and financial institutions	82,023	103,521	1,661.4
Current portion of long-term borrowings	79,705	57,712	926.2

Short-term and current portion of long term borrowings	161,728	161,233	2,587.6

Weighted average interest rate on short-term borrowings	7.8%	7.9%	7.9%

Long-term borrowings consist of:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Banks and financial institutions	265,423	301,302	4,835.5
Non-convertible debentures	85,915	111,200	1,784.6
Convertible notes	40,791	—	—
Loans from Related Party	234,016	162,100	2,601.5
Other	935	962	15.5

Long-term borrowings	627,080	575,564	9,237.1
Less: Current portion of long-term borrowings	(79,705)	(57,712)	(926.2)

Long-term borrowings, net of current portion	547,375	517,852	8,310.9

Major borrowings are as follows:

Working capital loans

The Group has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency or PCFC, cash credit, bank guarantees and bills discounting. Amounts outstanding under working capital loans as at March 31, 2014 and March 31, 2015 were Rs. 14,461 million and Rs. 16,416 million ($263.4 million) respectively.

As at March 31, 2015, the working capital loan of Rs. 16,416 million ($263.4 million) comprises the following:-

(a) At BALCO, Rs. 520 million ($ 8.3 million) of a working capital loan and cash credit limit bearing a weighted average interest rate of 10.51%. This working capital facility is secured by hypothecation of BALCO’s stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

(b) At Fujairah Gold FZC, a US Dollar denominated loan facility of Rs. 2,239 million ($ 35.9 million) having interest rate based on the London Inter Bank Offer Rate or LIBOR, plus 143 basis points. This loan facility is backed by a comfort letter issued by Vedanta Limited.

(c) At Vedanta Limited, a US Dollar denominated Bill discounting facility of Rs. 6,308 million ($ 101.2 million). This facility bears an average interest rate of LIBOR plus 45 basis points.

(d) At Vedanta Limited, a working capital facility of Rs. 141 million ($ 2.3 million). The facility is carrying an interest rate of 10.50%.

(e) At Vedanta Limited, credit facilities from various banks for meeting working capital requirements in the form of credit lines for export packing credits and pre shipment packing credit amounting to Rs. 4,955 million ($79.5 million). Out of the facility Rs. 2,000 million ($32.1 million) is carrying an interest rate of 9.50%. The balance Rs. 2,955 million ($47.4 million) is carrying an interest rate of LIBOR plus 65-70 basis points.

(f) At Vedanta Limited , credit facility in form of Pre Shipment / Export Packing Credit and Cash credit amounting to Rs. 2,253 million ($36.2 million) at LIBOR + 0.55 basis points.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated loan facility of $ 25 million from DBS Bank Limited, arranged by its Mumbai Branch, to meet the capital expenditure requirement on projects. The rate of interest payable on this facility was six-month LIBOR plus 345 basis points. First installment of DBS ECB of US$ 8.3 million was paid on November 25, 2013 and the balance installments were payable in November 2014 and November 2015. This facility was secured by first pari passu charges on all movable fixed assets including plant and machinery related to the 1200 MW power project and the 3.25 LTPA Smelter project both present and future along with secured lenders. The amount outstanding under this facility as at March 31, 2014 was $ 16.7 million. The same has been fully prepaid in November 2014.

In July 2011, BALCO entered into an agreement with SBI London for External Commercial Borrowing of $ 200 million to part finance for setting up a 3.25 LTPA Aluminium Smelter along with a Thermal Power Plant of 1200 MW at Korba. This facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project, both present and future along with secured lenders. The interest rate on this facility is six-month LIBOR plus 290 basis points. This loan is repayable in three annual equal installments beginning August 2016, August 2017 and August 2018. As at March 31, 2014 and March 31, 2015, the balance outstanding under this facility was $198.3 million and $200.3 million (Rs. 12,478 million) respectively.

In October 2011 and January 2013, Vedanta Limited had obtained and fully drawn down an External Commercial Borrowing from Axis Bank of $ 500 million and $ 44.6 million in two tranches at an interest rate of LIBOR plus 400 basis points for $ 500.0 million and LIBOR plus 360 basis points for $ 44.6 million. During the year the ECB has been refinanced by Standard Chartered Bank and ICICI Bank at an interest rate of LIBOR plus 170 basis points for $ 500.0 million and LIBOR plus 129 basis points for $ 44.6 million. The ECB is repayable in three annual installments of $ 200 million, $ 200 million and $ 100 million on April 21, 2015, April 21, 2016, April 21, 2017 respectively and $ 44.6 million in July 2015. The ECB is secured by all present and future movable assets of Jharsuguda Aluminium including its movable plant and machinery, equipment, machinery, spare tools and accessories. This loan is also backed by guarantee from Vedanta Resources Plc. As at March 31, 2014 and March 31, 2015 the amount of outstanding balance was $ 545.2 million and $ 543.8 million (Rs. 33,885 million) respectively.

In August 2008, Vedanta Limited obtained an External Commercial Borrowing from ICICI Bank, Singapore for $100 million at an interest rate of US $ LIBOR plus 240 basis points which had a negative lien undertaking on the assets of the Jharsuguda Aluminium, both present and future, excluding assets already charged in favor of ICICI bank and other lenders. As at March 31, 2014, the amount outstanding was $24.8 million (Rs. 1,491 million). The same has been fully repaid during the year.

Term loans

In September 2013, Vedanta Limited had received a sanction of Rs. 10,000 million loan from Axis Bank at an interest rate of 10.50% p.a. The loan was secured by way of mortgage and charge on all the immovable properties, both present and future, of Jharsuguda 2400 MW power plant and a second charge by way of hypothecation on all the movable fixed assets. As at March 31, 2014 the outstanding amount under this facility was Rs. 9,952 million. The same has been fully repaid during the year.

In December 2013, Vedanta Limited had received a sanction of Rs. 10,000 million loan from Canara bank at an interest rate of 11.20% p.a. The loan is secured by way of mortgage and charge on all the immovable properties, both present and future, of Jharsuguda 2400 MW power plant and a second charge by way of hypothecation on all the movable fixed assets. The loan is repayable in 16 quarterly installments from the end of quarter ending March 2015 till December 2018. As at March 31, 2014 and March 31, 2015, the amount outstanding under this facility was Rs. 3,990 million and Rs. 9,367 million ($150.3 million) respectively.

During the previous years, Vedanta Limited had also taken loans from State Bank of India at an interest rate of 11.75% p.a. These loans were secured by (i) first priority charge by way of hypothecation of all present and future unencumbered and encumbered movable fixed asset for the Alumina refinery expansion at Lanjigarh and smelter expansion Project at Jharsuguda (including but not limited to Plant and Machinery, Machinery Spares, tools and accessories, base stock funded by the Rupee Facility of the Project) (ii) first charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the project of Jharsuguda Aluminium (iii) first Charge on the debt service receivable account and all monies lying to the credit of such account from time to time (iv) second charge on current assets of Jharsuguda Aluminium for the project (v) These term loans were also backed by a Corporate Guarantee from Vedanta Resources Plc. These loans were repayable as Rs. 4961 million within one year, Rs. 9,922 million within second year, Rs. 62,012 million within third year to fifth year, Rs. 18,480 million beyond fifth year. As at March 31, 2014 the amount outstanding under this facility was Rs. 95,375 million. The same has been fully repaid during the year.

In March 2014, Vedanta Limited had taken a loan of Rs. 18,000 million from Axis Bank at an interest rate of 10.50%. These loans are secured by a first charge by way of mortgage / hypothecation of movable / immovable of all present and future assets of Jharsuguda Aluminium. As at March 31, 2014 the amount outstanding under this facility was Rs. 17,801 million. In May 2014 the said facility was enhanced by Rs. 2,000 million. This facility bears a floating interest rate of bank’s base rate plus 25 basis points. These loans are secured by a first parri passu charge by way of mortgage / hypothecation of movable / immovable properties of all present and future assets of Aluminium Division, including leasehold land. During the year the same has been down sold to below mentioned banks

		Amount Repayable in (Rs. in million)			Amount Outstanding as at March 31, 2015
SI. No.	Bank	Feb-17	Feb-18	Feb-19	Rs. in million	US dollars in million
1	Axis Bank	750	875	875	2,480	39.8
2	Vijaya Bank	750	875	875	2,480	39.8
3	Corporation Bank	1,500	1,750	1,750	4,961	79.6
4	Bank of India	1,500	1,750	1,750	4,961	79.6
5	Syndicate Bank	1,500	1,750	1,750	4,961	79.6

	TOTAL				19,843	318.4

In July 2014, Vedanta Limited has taken term loan of Rs. 50,000 million from State Bank of India at a floating interest rate of bank’s base rate plus 60 basis points .This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2021. As at March 31, 2015 the amount outstanding under this facility was Rs. 43,143 million ($692.4 million)

In April 2014, Vedanta Limited had taken term loan of Rs. 10,000 million from Union Bank of India at a floating interest rate of bank’s base rate plus 40 basis points. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2020. As at March 31, 2015 the amount outstanding under this facility was Rs. 9,828 million ($157.7 million).

In April 2014, Vedanta Limited has taken term loan of Rs. 20,000 million from Bank of India at a floating interest rate of bank’s base rate plus 30 basis points. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by September 2020. As at March 31, 2015 the amount outstanding under this facility was Rs. 18,989 million ($304.8million).

In April 2014, Vedanta Limited has taken term loan of Rs. 10,250 million from Syndicate Bank at a floating interest rate of bank’s base rate plus 25 basis points. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2020. As at March 31, 2015 the amount outstanding under this facility was Rs. 10,117 million ($162.4 million).

In April 2014, Vedanta Limited has taken term loan of Rs. 20,000 million from Bank of Baroda at a floating interest rate of bank’s base rate plus 25 basis points. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2020. As at March 31, 2015 the amount outstanding under this facility was Rs. 19,738 million ($316.8 million).

In April 2014, Vedanta Limited has taken term loan of Rs. 5,000 million from State Bank of Bikaner and Jaipur at a floating interest rate of bank’s base rate plus 25 basis points .This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2020. As at March 31, 2015 the amount outstanding under this facility was Rs. 4,935 million ($79.2 million).

In September 2014, TSPL has availed a rupee term loan facility of Rs. 5,000 million from Kotak Mahindra Bank at an average floating interest rate based on Bank’s Base rate plus 0.10%. The facility is secured by first pari pasu charge on the assets of TSPL both present and future, with an unconditional and irrevocable corporate guarantee by Vedanta Limited. The facility is repayable as first 50% of the loan amount in 24 quarterly installments starting from December 2015 and balance 50% of loan amount in March 2021. As at March 31,2015 the amount outstanding was Rs. 4,983 million ($80.0 million).

In June 2013, TMHL had taken a term loan of $ 1,200 million from Standard Chartered Bank. The loan bears an interest rate of LIBOR plus 275 basis points and is due for repayment in four equal annual installments starting from June 2015. The facility is guaranteed by Vedanta Resources Plc. Further TEHL has pledged all the shares it holds in TMHL as security for this loan. As at March 31, 2014 and March 31, 2015 the amount outstanding under this facility was $ 1,189.5 million and $ 1,192.0 million (Rs. 74,610 million) respectively.

In August 2014, TMHL had availed term loan facility of $ 500 million from Standard Chartered Bank and First Gulf Bank PJSC of which $ 250 million is under a commodity Murahaba structure (Islamic Financing) and balance $ 250 million is under a conventional loan structure. Out of the said facility $ 287.5 million bears an interest rate of LIBOR plus 275 basis points with an average maturity of about five years from the date of first drawdown in August 2014 and balance amount of $212.5 million bears an interest rate of LIBOR plus 340 basis points with an average maturity of about six years from the date of first drawdown in August 2014. As at March 31, 2015, the amount outstanding was $ 487.6 million (Rs. 30,518 million).

During the previous years and current year, TMHL has taken loans from Vedanta Resources Jersey II Limited amounting to $3,900 million and $11.9 million respectively. These loans bear an average interest rate of 7.34% p.a. and are repayable from May 2016 to January 2019. As at March 31, 2014 and March 31, 2015 the amount outstanding was $ 3,893.8 million and $ 2,589.8 million (Rs. 162,100 million) respectively.

Buyers’ credit

In June 2009, BALCO obtained one-time non-fund based limit of Rs. 6,250 million from Axis Bank for the purchase of capital goods for projects. The facility was secured by first pari passu charge on project movable assets of BALCO (except borrowings in Indian currency i.e. BALCO could create charge on fixed assets for the domestic borrowings). The interest rate on this facility was LIBOR plus 200 basis points. As at March 31, 2014 the amount outstanding under this facility was Rs. 1,003 million. The same has been duly repaid during the year.

In October 2011, BALCO obtained a non-fund based limit of Rs. 7,500 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets imported under the facility. The interest rate on this facility is six-month LIBOR plus 112 basis points. As at March 31, 2014 and March 31, 2015 the amount outstanding under this facility was Rs. 5,865 million and Rs. 3,722 million ($59.7 million) respectively. The said outstanding amount is repayable on various dates from June 2015 to March 2017.

In March 2012, VGCB has obtained a non-fund based limit of Rs. 1,500 million from Axis Bank for the purpose of import of capital goods, which is secured by a first pari passu floating charge on movable and immovable assets and unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is LIBOR plus 200 basis points. As at March 31, 2014 and March 31, 2015 the amount outstanding under this facility was Rs. 967 million and Rs. 1,144 million ($18.4 million) respectively. The said outstanding amount is repayable on various dates up to May 2015. This facility has been extended for repayment to May 2017.

In August 2010, TSPL obtained a non-fund based limit of Rs. 10,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by a first charge on a pari passu basis on all the movable assets of TSPL and is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is LIBOR plus 87 basis points. As at March 31, 2014 and March 31, 2015 the amount outstanding under this facility was Rs. 7,911 million and Rs. 53 million ($0.8 million) respectively. The said outstanding amount which was repayable in June 2015 has been paid.

In July 2013, TSPL obtained a non-fund based limit of Rs. 2,500 million from Yes Bank for the purpose of import of capital goods, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is LIBOR plus 34 basis points. As at March 31, 2014 and March 31, 2015 the amount outstanding under this facility was Rs. 2,292 million and Rs. 2,388 million ($38.3 million) respectively. The said outstanding amount is repayable from July 2015 to October 2015.

In October 2013, TSPL obtained a non-fund based limit of Rs. 2,500 million from Yes Bank for the purpose of import of capital goods, which is secured by subservient charge on all the movable assets of TSPL and is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is LIBOR plus 52 basis points. As at March 31, 2014 and March 31, 2015 the amount outstanding under this facility was Rs. 2,293 million and Rs. 1,794 million ($28.8 million) respectively. The said outstanding amount is repayable from July 2015 to October 2015.

In November 2011, TSPL obtained a non-fund based limit of Rs. 5,000 million from State Bank of India for the purpose of import of capital goods, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 173 basis points. As at March 31, 2014 the balance outstanding under this facility was Rs. 5,834 million. The same has been duly repaid during the year.

In January 2012, TSPL obtained a non-fund based limit of Rs. 5,000 million from Axis Bank for the purpose of import of capital goods, which is secured by a first charge on a pari passu basis on all the movable assets of TSPL and is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 190 basis points. As at March 31, 2014 the balance outstanding under this facility was Rs. 5,684 million. The same has been duly repaid during the year.

In July 2012, TSPL obtained a non-fund based limit of Rs. 3,900 million from Punjab National Bank for the purpose of import of capital goods, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 85 basis points. As at March 31, 2014, the outstanding amount under this facility was Rs. 3,655 million. The same has been duly repaid during the year.

In December 2013, TSPL obtained a non-fund based limit of Rs. 2,000 million from IndusInd Bank for the purpose of import of capital goods, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is LIBOR plus 33 basis points. As at March 31, 2014 and March 31, 2015 the amount outstanding was Rs. 614 million and Rs. 641 million ($10.3 million) respectively. The said outstanding amount was repayable in June 2015 and has been repaid.

In March 2014, TSPL obtained a non-fund based limit of Rs. 5,000 million from ICICI Bank for the purpose of import of capital goods, which is secured by a first charge on a pari passu basis on all the movable assets of TSPL and is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is LIBOR plus 33 basis points. As at March 31, 2014 and March 31, 2015 the amount outstanding was Rs. 595 million and Rs. 3,493 million ($56.1 million) respectively. The said outstanding amount is repayable from May 2015 to March 2016.

In January 2015, TSPL obtained a non-fund based limit of Rs. 3,000 million from Axis Bank for the refinancing of Buyers credit completing three years, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is 3 month LIBOR plus 150 basis points. As at March 31, 2015 the balance outstanding under this facility was Rs. 2,438 million ($39.1 million). The outstanding amount is repayable in December 2016 and January 2017.

In March 2015, TSPL obtained a non-fund based limit of Rs. 1,000 million from ICICI Bank for the refinancing of Buyers credit completing three years, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is 3 month LIBOR plus 140 basis points. As at March 31, 2015 the balance outstanding under this facility was Rs. 254 million ($4.1 million). The outstanding amount is repayable in March 2017.

Vedanta Limited had credit terms relating to purchases of property, plant and equipment. These loans bear average interest at LIBOR plus 26-55 basis points. These are secured by all of the fixed assets of Jharsuguda Aluminium, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority over other creditors. These project buyer’s credits are repayable from May 2015 to February 2016. As at March 31, 2014 and March 31, 2015 the amount outstanding was Rs. 1,320 million and Rs. 222 million ($3.6 million) respectively.

Non-convertible debentures (NCDs)

In October 2008, Vedanta Limited issued NCDs of Rs. 4,000 million to the Life Insurance Corporation of India at an interest rate of 11.50% p.a. and secured by first pari passu charge in favor of Debenture Trustees on the immovable properties situated at Mauje Ishwarpura, Taluka Kadi, District Mehsana, and Gujarat and in the District of Kalahandi, Orissa. These NCDs are further secured by first pari passu charge over the fixed assets of Jharsuguda Aluminium pertaining to 1MTPA Lanjigarh Alumina Refinery. These NCDs are redeemable in three equal installments payable at October 22, 2015, October 22, 2014 and October 22, 2013 respectively. The first and second installment had been paid on respective due dates. As at March 31, 2014 and March 31, 2015, the amount outstanding under this facility was Rs. 2,667 million and Rs.1333 million ($ 21.4 million) respectively.

In October, November and December 2012, Vedanta Limited had issued NCDs for an aggregate amount of Rs. 20,000 million. Out of these, Rs. 10,000 million NCDs were issued at a coupon rate of 9.40% p.a., while another Rs. 10,000 million NCDs have been issued at a coupon rate of 9.24% p.a. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the movable fixed assets of Jharsuguda 2400 MW Power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all time during the currency of NCDs. These NCDs are redeemable in tranches of Rs. 5,000 million each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs. As at March 31, 2014 and March 31, 2015 the outstanding amount under this facility was Rs. 19,949 million and Rs. 19,958 million ($ 320.3 million) respectively.

In April 2013, Vedanta Limited had issued NCDs for an aggregate amount of Rs. 25,000 million with an interest rate of 9.10% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs. As at March 31, 2014 and March 31, 2015 the amount outstanding under this facility was Rs. 24,966 million and Rs. 24,973 million ($400.8 million) respectively.

In July 2013, Vedanta Limited had issued NCDs for an aggregate amount of Rs. 12,000 million in two tranches of Rs. 7,500 million and Rs. 4,500 million, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the state of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on July 4, 2023 for Rs. 7,500 million and on July 5, 2023 for Rs. 4,500 million. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs. As at March 31,2014 and March 31, 2015 the amount outstanding under this facility was Rs. 11,978 million and Rs. 11,987 million ($192.4 million) respectively.

In November 2008, BALCO issued Rs. 5,000 million in Indian Rupee denominated NCDs to Life Incorporation of India. The debentures are repayable in three equal yearly installments beginning in November 2013, November 2014 and November 2015. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures. The first and second installments had been already repaid within due dates. As at March 31, 2014 and March 31, 2015 the outstanding balance was Rs. 3,333 million and Rs. 1,667 million ($ 26.7 million) respectively.

In May 2013, BALCO had issued NCDs of Rs. 5,000 Million to Kotak Mahindra Bank and Axis Bank Limited. The debentures are repayable in two equal installments in November 2015 and May 2016. The applicable interest rate is 8.59% per annum. The debentures are secured and have a first pari passu charge over fixed assets of BALCO with minimum security cover of 1.10 times. As at March 31, 2014 and March 31, 2015 the amount outstanding was Rs. 4,995 million and Rs. 4,998 million ($ 80.2 million) respectively.

In August 2014, BALCO had issued NCDs of Rs. 5,000 million to Deutsche Bank. The debentures are repayable in August 2017. The applicable interest rate is 10.25% per annum. The debentures are secured and have a first pari passu charge over fixed assets of BALCO with minimum security cover of 1.25 times. As at March 31, 2015 the amount outstanding was Rs. 5,000 million ($80.2 million).

In December 2010 and January 2011, TSPL had issued NCDs of Rs. 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs. 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The NCDs are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the tenure of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by Vedanta Limited. NCDs have tenure of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. As at March 31, 2014 and March 31, 2015, the amount outstanding was Rs. 15,027 million and Rs. 15,052 million ($ 241.6 million) respectively.

In September 2014 (two tranches), November 2014 and March 2015, TSPL has issued NCDs of Rs. 8,250 million in four tranches of Rs. 1,200 million, Rs. 1,800 million, Rs. 2,000 million and Rs. 3,250 million at an interest rate of 9.60%, 9.70%, 9.27% and 8.91% respectively to various asset management companies for fresh project funding and repayment of loan. These NCDs are secured by first parri pasu charge on the assets of TSPL both present and future with a minimum asset cover of 1.1 times during the tenure of NCDs (including the debt service reserve account) and an unconditional and irrevocable corporate guarantee by Vedanta Limited. These NCDs are repayable in tranches as Rs. 1,200 million in September 2016, Rs. 1,800 Million in September 2017, Rs. 2,000 million in November 2017 and balance Rs. 3,250 million in April 2018. As at March 31, 2015 the amount outstanding was Rs. 8,232 million ($ 132.1 million).

In May 2013, VGCB issued NCDs to IDFC Bank of Rs. 3,000 million at an interest rate of 9% per annum. These NCDs are redeemable on May 6, 2016, and also carry a put and call option exercisable at the end of 2nd year, May 6, 2015. The NCDs are secured 1.1 times of the face value of outstanding debentures, by way of charge on the fixed assets of the VGCB. As at March 31, 2014 and March 31, 2015, the amount outstanding was Rs. 3,000 million and Rs. 3,000 million ($ 48.1 million) respectively.

In October 2014, Vedanta Limited had issued NCDs of Rs. 15,000 million at an interest rate of 9.36% per annum. These NCDs are repayable in two installments of Rs. 9,750 million and Rs. 5,250 million in October 2017 and December 2017 respectively. These NCDs are secured by way of mortgage on the immovable property of the Vedanta Limited situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over “movable fixed assets” in relation to the Company’s Iron Ore business (pig iron and metallurgical coke assets) and Power Plant assets located in Goa and the Copper plant assets located at Tuticorin with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCDs. As at March 31, 2015 the amount outstanding was Rs. 15,000 million ($240.7 million).

Commercial papers

During the current year and previous years, Vedanta Limited had issued commercial papers to various asset management companies for funding project payables. These commercial papers bear coupon rate of interest ranging between 8.15% p.a to 10.15% p.a. These were issued for short duration and are due for repayment within one year starting from April 2015 to June 2015. As at March 31, 2014 and March 31,2015 the outstanding amount was Rs. 32,014 million and Rs. 34,664 million ($ 556.3 million) respectively.

During the current year and previous years, BALCO had issued commercial papers to various asset management companies for funding project loan repayment and operational payables. These commercial papers bear an average coupon rate of interest of 8.95% p.a. These were issued for a short duration and are repayable in April 2015 and June 2015. As at March 31, 2014 and March 31, 2015 the amount outstanding was Rs. 11,080 million and Rs. 19,597 million ($314.5 million) respectively.

During the current year and previous years, TSPL had issued commercial papers to various asset management companies for funding project payables, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. These commercial papers bear an average coupon rate of interest of 9.06% p.a. These are repayable from April 2015 to June 2015. As at March 31, 2015 the amount outstanding was Rs. 25,565 million ($410.3million)

Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, Vedanta Limited (erstwhile Sterlite Industries India Limited) raised $ 500 million by issue of 4.0% Convertible Notes of $ 1,000 each (the “Convertible Notes”). Subject to certain exceptions, the note holders had an option to convert these Convertible Notes into ADSs (each ADS now represents four equity shares. Prior to the bonus issue and the share split of the equity shares of the Company on June 25, 2010, each ADS represented one equity share) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of notes which was equal to a conversion price of approximately $ 23.33 per ADS. Upon effectiveness of the scheme of Amalgamation and Arrangement, conversion rate had been changed to 25.7213 ADSs per $1,000 principal amount of notes which was equal to a conversion price of approximately $38.88 per ADS. Further, at any time after November 4, 2012, Vedanta Limited has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which Vedanta Limited was required to pay contractually on October 30, 2014 was $ 500 million, unless previously converted, redeemed or purchased and cancelled. The amount outstanding as at March 31, 2014 was Rs. 28,710 million. During the year the same has been duly repaid.

5% Convertible Bonds of $ 100,000 each amounting to US$ 500 million issued by Vedanta Limited (erstwhile Sesa Goa Limited) in Financial Year 2009-10. The bondholders had an option to convert these FCCBs into shares, at a conversion price of Rs. 346.88 per share and at a fixed rate of exchange on conversion of Rs. 48.00 per US$ 1.00 at any time on or after December 9, 2009. The conversion price was subject to adjustment in certain circumstances. The FCCBs may be redeemed in whole, but not in part, on or after October 30, 2012, subject to certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCBs fall due for redemption on October 31, 2014 at par. The amount outstanding as on March 31, 2014 was Rs. 12,081 million. During the year the same has been duly repaid.

18. Acceptances

Acceptances consist of:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Payable under trade financing arrangements	90,718	94,660	1,519.2

	90,718	94,660	1,519.2

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Group. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

19. Trade and other payables

Trade and other payables consist of:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Trade payables	84,025	58,700	942.1
Advances from customers	3,408	3,197	51.3
Amount due to related parties	27,024	2,999	48.1
Creditors for capital expenditure	35,129	69,078	1,108.6
Security deposit and retentions	10,362	9,849	158.1
Payable on ASARCO claim [Refer Note 29(c)(i)]	4,973	—	—
Other payables	16,740	22,170	355.8

	181,661	165,993	2,664.0

Trade payables are non-interest bearing and are normally settled within 1 day to 180 days terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory and other dues. Amount due to related parties as of March 31, 2015 includes advance of Rs. 13 million ($ 0.2 million).

20. Provisions

	Restoration, rehabilitation and environmental (a)	Other (b)	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)
As at April 01, 2013	13,321	3,041	16,362
Additions	224	154	378
Disposals	—	(126)	(126)
Unwinding of discount and effect of changes in discount rate	213	—	213
Exchange differences	897	463	1,360

As at March 31, 2014	14,655	3,532	18,187

Classification as at March 31, 2014
Current	358	768	1,126
Non-current	14,297	2,764	17,061

	14,655	3,532	18,187

	Restoration, rehabilitation and environmental (a)	Other (b)	Total	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
As at April 01, 2014	14,655	3,532	18,187	291.9

Additions	373	2,023	2,396	38.5
Disposal	(229)	(318)	(547)	(8.8)
Change in estimate	(4,147)	—	(4,147)	(66.6)
Unwinding of discount	1,062	—	1,062	17.0
Exchange differences	(428)	(487)	(915)	(14.6)

As at March 31, 2015	11,286	4,750	16,036	257.4

Classification as at March 31, 2015
Current	390	4,480	4,870	78.2
Non-current	10,896	270	11,166	179.2

	11,286	4,750	16,036	257.4

(a) Restoration, rehabilitation and environmental

The provision for restoration, rehabilitation, decommissioning and environmental represents the Group’s best estimate of the costs which will be incurred in the future to meet the obligations under the laws of the land, the terms referred to in the Group’s mining and other licenses and contractual arrangements. Within India, the principal restoration, rehabilitation and environmental provisions are recorded within Cairn where a legal obligation exists relating to oil and gas fields where costs are expected to be incurred in restoring the site of production facility at the end of producing life of oil fields. These amounts become payable upon closure of the mines or oil and gas fields and are expected to be incurred over a period of 1 to 25 years.

(b) Other

Other provisions comprise the Group’s best estimate of the costs based on the possibility of occurrence in the future to settle certain legal, tax and other claims outstanding against the Group. The timing of cash flows in respect of such provisions cannot be reasonably determined. This also includes provision recognized pursuant to the introduction of The Mines and Mineral (Development and Regulation) Amendment Act, 2015, the timing and amount of which is uncertain.

Further, this also includes one onerous contract related to redundancy cost at Lisheen. The provision for redundancy cost becomes payable to employees on their termination of employment on or before the mine closure.

21. Other non-current liabilities

Non-current liabilities consist of:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Security deposits and retentions	12,314	11,706	187.8
Others	262	871	14.0

	12,576	12,577	201.8

22. Employee benefits

The Group participates in defined contribution and benefit schemes, the assets of which are held (where funded) in separately administered funds.

For defined contribution schemes the amount charged to the consolidated statements of profit or loss is the total of contributions payable in the year.

For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Actuarial gains and losses arising in the year are recognized in full in other comprehensive income for the year.

Defined contribution schemes

The Group contributed a total of Rs. 1,159 million , Rs. 1,499 million , Rs. 1,413 million ($22.7 million) for the years ended March 31, 2013, 2014 and 2015 respectively, to the following defined contribution plans.

Central provident fund

In accordance with the Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2015) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the period they are incurred. Where the contributions are made to independently managed and approved funds, shortfall in actual return, if any, from the return guaranteed by the State are made by the employer. There is no such shortfall in the actual return for independently managed funds for the year ended March 31, 2014 and 2015. The benefits are paid to employees on their retirement or resignation from the Group.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. Vedanta Limited and each relevant Indian subsidiary holds a policy with Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the period they are incurred.

Australian pension scheme

The Group also participates in defined contribution superannuation schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.50% of an employee’s gross remuneration where the employee is covered by an industrial agreement and 12.50% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the period they are incurred.

Skorpion Zinc Provident Fund, Namibia

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. The Group contribution to the fund is a fixed percentage of 9% per month of pensionable salary, whilst the employee contributes 7% with the option of making additional contributions, over and above the normal contribution, up to a maximum of 12%.

The Fund provides disability cover which is equal to the member’s fund credit and a death cover of 2 times annual salary in the event of death before retirement.

Black Mountain (Pty) Limited, South Africa Pension and Provident Funds

BMM has two retirement funds, both administered by Alexander Forbes, a registered financial service provider. Both funds form part of the Alexander Forbes umbrella fund and are defined contribution funds. The purpose of the funds is to provide retirement and death benefits to all eligible employees. Both the fund plans are defined contribution schemes for its employees and amount of contribution paid or payable during the year is charged to profit or loss. Group contributes at a fixed percentage of 10.5% for up to supervisor grade and 15% for others.

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

Defined benefit plans

Post-Retirement Medical Benefits:

The Group has a scheme of post retirement medical benefits for employees at BMM. Based on an actuarial valuation conducted as at year end, a provision is recognised in full for the benefit obligation. The scheme is unfunded. The obligation relating to post retirement medical benefits at BMM were Rs. 324 million and Rs.345 million ($ 5.5 million) as at March 31, 2014 and 2015 respectively. The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 (Revised 2011) “Employee benefits”. The remeasurement loss on post retirement medical benefits at NIL, NIL and Rs. 22 million ($0.4 million) for the year ended March 31, 2013, 2014 and 2015 respectively has been recognized in other comprehensive Income.

Gratuity plan

In accordance with the Payment of Gratuity Act of 1972, Vedanta Limited and its Indian subsidiaries contribute to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Group.

Based on actuarial valuations conducted as at year end, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity Plan. In case where there is no Gratuity Plan, full provision is recognised in the consolidated statements of financial position.

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the defined benefit obligation are as follows:

	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015
Discount rate	8.0%	9.0% - 9.1%	7.8% - 7.9%
Expected rate of increase in compensation level of covered employees	3.0% - 12.0%	3.0% - 12.0%	5.0% to 10.0%

In India, the mortality tables used, assume that a person aged 60 at the end of the balance sheet date has a future life expectancy of 19 years.

Assumptions regarding mortality for Indian entities are based on mortality tables of ‘Indian Assured Lives Mortality (2006-2008)’ published by the Institute of Actuaries of India.

Amount recognised in the consolidated statements of financial position consists of:

	Year ended March 31, 2013 (Rs. Million)	Year ended March 31, 2014 (Rs. Million)	Year ended March 31, 2015 (Rs. Million)	Year ended March 31, 2015 (US dollars in million)
Fair value of plan assets	2,521	2,754	2,824	45.3
Present value of defined benefit obligations	(4,352)	(4,439)	(4,987)	(80.0)

Net liability arising from defined benefit obligation	(1,831)	(1,685)	(2,163)	(34.7)

Amounts recognised in consolidated statement of profit or loss in respect of defined benefit pension schemes are as follows:

	Year ended March 31, 2013 (Rs. Million)	Year ended March 31, 2014 (Rs. Million)	Year ended March 31, 2015 (Rs. Million)	Year ended March 31, 2015 (US dollars in million)
Current service cost	251	260	281	4.5
Net Interest cost	130	138	134	2.1

Total charge to consolidated statements of profit or loss	381	398	415	6.6

Amounts recognised in the consolidated statement of comprehensive income in respect of defined benefit pension scheme are as follows:

	Year ended March 31, 2013 (Rs. Million)	Year ended March 31, 2014 (Rs. Million)	Year ended March 31, 2015 (Rs. Million)	Year ended March 31, 2015 (US dollars in million)
Remeasurements of the net defined benefit obligation:-
Actuarial (gains) / losses arising from changes in demographic assumptions	—	(7)	18	0.3
Actuarial losses / (gains) arising from changes in financial assumptions	26	(260)	319	5.1
Actuarial losses arising from experience adjustments	351	412	349	5.6
(Return) /Loss on Plan assets (excluding amounts included in net interest cost)	(31)	(47)	9	0.1

Remeasurement of the net defined benefit liability	346	98	695	11.1

The movement during the year ended March 31, 2015 of the present value of the defined benefit obligation was as follows:

	Year ended March 31, 2013 (Rs. Million)	Year ended March 31, 2014 (Rs. Million)	Year ended March 31, 2015 (Rs. Million)	Year ended March 31, 2015 (US dollars in million)

At 1 April	(3,983)	(4,352)	(4,439)	(71.2)
-Current service cost	(251)	(260)	(281)	(4.5)
Benefits paid	581	666	800	12.8
Interest cost of scheme liabilities	(322)	(348)	(381)	(6.1)
Actuarial gains / (losses) arising from changes in demographic assumptions	—	7	(18)	(0.3)
Actuarial (losses) / gains arising from changes in financial assumptions	(26)	260	(319)	(5.1)
Actuarial (losses) arising from experience adjustment	(351)	(412)	(349)	(5.6)
At March 31,	(4,352)	(4,439)	(4,987)	(80.0)

The movement during the year ended March 31, 2015 in the fair value of plan assets was as follow:

	Year ended March 31, 2013 (Rs. Million)	Year ended March 31, 2014 (Rs. Million)	Year ended March 31, 2015 (Rs. Million)	Year ended March 31, 2015 (US dollars in million)
At 1 April	2,417	2,521	2,754	44.1
Contributions received	375	535	286	4.6
Benefits paid	(494)	(559)	(454)	(7.3)
Remeasurement gain / (loss) arising from return on plan assets	31	47	(9)	(0.1)
Interest income	192	210	247	4.0
At March 31,	2,521	2,754	2,824	45.3

	LIC		ICICI		HDFC
% allocation of plan assets	As at March 31		As at March 31		As at March 31
Assets by category	2014	2015	2014	2015	2014	2015
Government securities	46.6	45.0	—	20.0	—	24.3
Debentures/bonds	34.6	35.0	9.0	45.0	—	69.3
Equity instruments	4.6	10.0	6.0	6.0	—	—
Fixed Deposits	14.2	—	25.0	21.0	—	—
Money market instruments	0.0	10.0	60.0	8.0	—	6.4

	100.0	100.0	100.0	100.0	—	100.0

The actual return on plan assets was Rs. 257 million and Rs. 238 million ($3.9 million) for the years ended March 31, 2014 and 2015 respectively.

The weighted average duration of the defined benefit obligation is 11.50 years and 11.80 years for the years ended March 31, 2014 and 2015 respectively.

The group expects to contribute Rs. 478 million ($ 7.7 million) to the funded defined benefit plans in fiscal 2016.

Sensitivity analysis

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

Increase / (Decrease) in defined benefit obligation (US dollars in million)
Discount rate

Increase by 0.50%	(2.7)
Decrease by 0.50%	2.8
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	2.3
Decrease by 0.50%	(0.3)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined obligation liability recognized in the statement of financial positions.

Risk analysis

Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefits plans and management estimation of the impact of these risks are as follows:

Investment risk

Most of the Indian defined benefit plans are funded with Life Insurance Corporation of India (LIC), ICICI Prudential Life (ICICI) and HDFC Standard Life. Group does not have any liberty to manage the fund provided to LIC, ICICI prudential and HDFC Standard Life.

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

23. Financial instruments

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

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2014 and 2015.

As at March 31, 2014
	(Rs. in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	111	—	111	111
Other non—current assets	—	—	8,339	—	—	8,339	8,293
Trade and other receivables	—	—	76,717	—	—	76,717	76,7171
Short-term investments
—Bank deposits	—	—	115,339	—	—	115,339	115,339
—Other investments	—	402,676	—	—	—	402,676	402,676
Derivative financial assets	—	—	—	—	3,235	3,235	3,235
Cash and cash equivalents	12,960	—	—	—	—	12,960	12,960
Restricted cash and cash equivalents	2,463	—	—	—	—	2,463	2,463

	15,423	402,676	200,395	111	3,235	621,840	621,794

The consolidated statements of financial position and Note 13 “Trade and other receivables” include balances with government authorities of Rs. 6,360 million, prepayments of Rs. 1,380 million, advance for supplies of Rs. 6,957 million and claims and other receivables of Rs. 5,001 million which are not financial assets and hence have been excluded from the above table.

The consolidated statements of financial position and Note 11 “Other non current assets” include balances with government authorities of Rs. 4,114 million and claims and other receivables of Rs. 362 million which are not financial assets and hence have been excluded from the above table.

As at March 31, 2014
		(Rs. in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
—Short-term	—	120,937	120,937	120,937
—Long term (other than convertible notes)	—	547,375	547,375	545,219
—Convertible notes	—	40,791	40,791	43,281
Acceptances	—	90,718	90,718	90,718
Trade and other payables	—	167,721	167,721	167,721
Derivative financial liabilities	9,195	—	9,195	9,195

Total	9,195	967,542	976,737	977,071

The consolidated statements of financial position and Note 19 “Trade and other payables” include advances from customers of Rs.3,408 million and other payables which includes balances due to government authories of Rs. 3,646 million, other employees benefits of Rs. 2,991 million and security deposits and other payables of Rs. 3,895 million which are not financial liabilities and hence have been excluded from the above table.

As at March 31, 2015:
	(Rs. in million)							(US dollar in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	262	—	262	262	4.2	4.2
Other non—current assets	—	—	5,798	—	—	5,798	5,798	93.1	93.1
Trade and other receivable	—	—	72,918	—	—	72,918	72,918	1,170.2	1,170.2
Short term investments
—Bank deposits	—	—	50,310	—	—	50,310	50,310	807.4	807.4
—Other investments	—	446,172	—	—	—	446,172	446,172	7,160.5	7,160.5
Derivative financial assets	—	—	—	—	1,047	1,047	1,047	16.8	16.8
Cash and cash equivalents	8,621	—	—	—	—	8,621	8,621	138.4	138.4
Restricted cash and cash equivalents	4,090	—	—	—	—	4,090	4,090	65.6	65.6

	12,711	446,172	129,026	262	1,047	589,218	589,218	9,456.2	9,456.2

The consolidated statements of financial position and Note 13 “Trade and other receivables” include balances with government authorities of Rs. 8,148 million ($ 130.8 million), prepayments of Rs. 4,116 million ($ 66.1 million), advance for supplies of Rs. 8,512 million ($ 136.6 million) and claims and other receivables of Rs. 10,083 million ($ 161.8 million) which are not financial assets and hence have been excluded from the above table.

The consolidated statements of financial position and Note 11 “Other non current assets” include balances with government authorities of Rs. 3,431 million ($ 55.1 million) and claims and other receivables of Rs. 2,334 million ($ 37.4 million) which are not financial assets and hence have been excluded from the above table.

As at March 31, 2015:
	(Rs. in million)				(US dollars in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short term	—	161,233	161,233	161,233	2,587.6	2,587.6
—Long term	—	517,852	517,852	530,449	8,310.9	8,513.1
Acceptances	—	94,660	94,660	94,660	1,519.2	1,519.2
Trade and other payables*	—	163,932	163,932	162,350	2,631.0	2,605.5
Derivative financial liabilities	2,583	—	2,583	2,583	41.4	41.4

Total	2,583	937,677	940,260	951,275	15,090.1	15,266.8

*	Includes financial liabilities of Rs. 10,130 million ($ 162.6 million) grouped under “other non current liabilities”.

The consolidated statements of financial position and Note 19 “Trade and other payables” include advances from customers of Rs. 3,210 million ($ 51.5 million) and other payables which includes balances due to government authorities of Rs. 6,118 million ($ 98.2 million), other employees benefits of Rs. 661 million ($ 10.6 million) and security deposits and other payables of Rs. 2,202 million ($ 35.3 million) which are not financial liabilities and hence have been excluded from the above table.

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

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarises the categories of financial assets and liabilities as at March 31, 2014 and 2015 measured at fair value:

As at March 31, 2014	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)
Financial assets
At fair value through profit or loss
— Held for trading	402,676	—	—
—Derivative financial assets
—Commodity contracts	402	—	—
— Forward foreign currency contracts	—	915	—
— Forward foreign currency contracts (Net investment in foreign operation)	—	1,918	—
Available-for-sale investments
— Financial asset investments held at fair value	111	—	—

	403,189	2,833	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Interest rate swap	—	1,725
—Commodity contracts	86	—	—
—Forward foreign currency contracts	—	7,384	—

	86	9,109	—

As at March 31, 2015	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Held for trading	375,396	70,776	—	6,024.6	1,135.9	—
—Derivative financial assets
—Commodity contracts	—	442	—	—	7.1	—
—Forward foreign currency contracts	—	108	—	—	1.7	—
— Forward foreign currency contracts (Net investment in foreign operation)	—	497	—	—	8.0	—
Available-for-sale investments
—Financial asset investments held at fair value	262	—	—	4.2	—	—

	375,658	71,823	—	6,028.8	1,152.7	—

Financial liabilities
At fair value through profit or loss
Derivative financial liabilities
— Commodity Contracts	—	96	—	—	1.5	—
— Interest rate swap	—	511	—	—	8.2	—
—Forward foreign currency contracts	—	1,976	—	—	31.7	—

	—	2,583	—	—	41.4	—

Movement in the fair value of embedded derivative on convertible notes (Level 3 item):

As at March 31,	2014	2015	2015
	Rs. in Million	Rs. in Million	US dollars in million
As at April 01,	61	—	—
Credited to consolidated statements of profit or loss (Refer Note 6- Finance and other cost)	(61)	—	—

As at March 31,	—	—	—

There are no transfers into or out of Level 3 of the fair value hierarchy.

The below tables summarises the fair value of financial liabilities which are carried at amortised cost as at March 31, 2014 and 2015:

As at March 31, 2014	(Level 2)
(Rs. in million)
Financial Liabilities
- Long-term borrowings	545,219
- Convertible notes	43,281

588,500

As at March 31,2015	(Level 2)	(Level 2)
	(Rs. in million)	US dollars in million
Financial Liabilities
- Long-term borrowings	530,449	8,513.1
- Other non current liabilities	8,548	137.2

	538,997	8,650.3

The fair value of the financial assets and liabilities are included at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants.

The following methods and assumptions were used to estimate the fair values:

•	Short-term marketable securities traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. Other short term marketable securities are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s).

•	Trade and other receivables (excluding non financial assets), trade and other payables (excluding non financial liabilities) and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Non-current financial assets and financial liabilities: Either the carrying value approximates the fair value or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. Accordingly the fair value of convertible notes as at March 31, 2014 was Rs. 43,281 million. The convertible notes were repaid during the year. For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread. The fair value of the embedded derivative liability of convertible notes has been calculated using “Auxiliary Reversed Binomial Tree method” and using the following significant assumptions as at March 31, 2014:

•	the implied volatility as 48.46% and 69.64% as at March 31, 2014 and

•	the Share price of $ 3.15 and ADS price of $ 12.42 as at March 31, 2014.

•	Quoted available-for-sale financial assets investments: Fair value is derived from quoted market prices in active markets.

•	Derivative contracts: The Group enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts and Interest rate swaps are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations, foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2015 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

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

Treasury management

The Group’s treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyses exposures by degree and magnitude of risks. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

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

Commodity price risk

The Group is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Group produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Group aims to sell the products at prevailing market prices. As much as possible, the Group tries to mitigate price risk through favorable contractual terms. The Group undertakes hedging activity in commodities to a limited degree. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level and with clearly laid down guidelines for their implementation by the subsidiaries.

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

Copper

The Group’s custom smelting copper operations at Tuticorin benefits from a natural hedge except to the extent of a possible mismatch in quotation periods between the purchase of concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate margins from Treatment charges/Refining charges or “TcRc”, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotation periods are actively managed to ensure that the gains or losses are minimised. The Group hedges this variability of LME prices and tries to make the LME price an indifferent cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price. The Group also benefits from the difference between the amounts paid for quantities of copper content received and copper recovered in the manufacturing process, also known as ‘free copper’.

The Group’s copper mines in Tasmania, Australia, during the year supplied approximately 0.03 % of the requirement of the custom copper smelter at Tuticorin. Hence, TcRc is a major source of income for the Indian copper smelting operations. Fluctuations in TcRc is influenced by factors including demand and supply conditions prevailing in the market for mine output. The Group’s copper business has a strategy of securing a majority of its concentrate feed requirement under long-term contracts with mines.

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

Iron ore

Iron ore is mined in India and the Group exports majority of its Iron ore production at Index based international prices on spot contracts where price is fixed based on the prevailing index price on the date of agreement and on long term contracts wherein the price is arrived by averaging the price of the quarter/ week preceding the date of bill of lading.

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

This table illustrates the impact of a 10% movement in LME / LBMA, Oil and Iron Ore prices based on volumes, costs and exchange rates for fiscal 2014 and 2015 and provide the estimated impact on operating profit assuming all other variables remain constant.

10 percent movement in price	Change in operating profit
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Copper	1,322	622	10.0
Zinc India	10,794	11,253	180.6
Zinc International	3,888	3,617	58.0
Aluminum	6,637	8,647	138.8
Oil	16,738	11,623	186.5
Iron ore	4	230	3.7

Total	39,383	35,992	577.6

The impact of a 10 percent movement in prices on net profit and equity would be Rs. 23,474 million ($ 376.7 million).

Further, the impact of change in copper LME for provisionally priced copper concentrate purchase at Vedanta Limited Copper custom smelting operations is pass through in nature and as such will not have any impact on profitability.

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

Vedanta Limited’s current ratings from CRISIL are CRISIL AA+/negative for long term and CRISIL A1+ for short-term programmes. These ratings support the necessary financial leverage and access to debt or equity markets at competitive terms. The Group generally maintains a healthy net debt-equity ratio and retains flexibility in the financing structure to alter the ratio when the need arises.

The maturity profile of the Group’s financial liabilities based on the remaining period from the date of financial position to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group.

As at March 31, 2014 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(Rs. in million)
Acceptances	90,718	—	—	—	90,718
Trade and other payables	167,721	—	—	—	167,721
Borrowings (other than convertible notes)	255,646	207,554	264,096	162,299	889,595
Convertible notes	43,080	—	—	—	43,080
Derivative liabilities	7,550	1,645	—	—	9,195

	564,715	209,199	264,096	162,299	1,200,309

As at March 31, 2015 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(Rs. in million)
Acceptances	94,660	—	—	—	94,660
Trade and other payables*	153,802	8,068	2,025	37	163,932
Borrowings (other than convertible notes)	205,274	210,655	250,282	181,298	847,509
Derivative liabilities	2,574	9	—	—	2,583

	456,310	218,732	252,307	181,335	1,108,684

US dollars in million	7,323.2	3,510.4	4,049.3	2,910.2	17,793.1

*	Includes financial liabilities grouped under “other non current liabilities”.

As at March 31, 2014, the Group had access to funding facilities of Rs. 521,537 million of which Rs. 103,699 million was not yet drawn, as set out below:

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in million)	(Rs. in million)	(Rs. In million)
Less than 1 year	497,513	397,673	99,840
2-5 years and above	24,024	20,165	3,859

Total	521,537	417,838	103,699

As at March 31, 2015, the Group had access to funding facilities of Rs. 466,975 million ($ 7,494.4 million) of which Rs. 114,227 million ($ 1,833.2 million) was not yet drawn, as set out below:

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in million)	(Rs. in million)	(Rs. in million)
Less than 1 year	441,198	333,012	108,186
2-5 years and above	25,777	19,736	6,041

Total	466,975	352,748	114,227

US dollars in million	7,494.4	5,661.2	1,833.2

Collateral

The Group has pledged a part of its trade receivables, short-term investments and cash and cash equivalents in order to fulfill the collateral requirements for the financial facilities in place. The counterparties have an obligation to return the securities to the Group. There are no other significant terms and conditions associated with the use of collateral.

The details related to the fair value of collateral have been stated in Note 13, 14 and 15.

(b) Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on the consolidated statements of profit or loss, the consolidated statements of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, AED, ZAR, GBP and Euro against the functional currencies of Vedanta Limited and its subsidiaries.

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

	As at March 31, 2014		As at March 31, 2015		As at March 31, 2015
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)	(US dollars in million)
US dollar	150,729	651,592	82,051	525,684	1,316.8	8,436.6
Australian dollar	244	829	44	611	0.7	9.8
Euro	6,349	4,680	2,442	3,722	39.2	59.7
Namibian dollar	415	1,206	594	1,460	9.5	23.4
ZAR	1,093	844	977	840	15.7	13.5
GBP	2,058	307	566	43	9.1	0.7
Canadian dollar and other	661	73	47	31	0.8	0.5

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

The results of Group’s operations may be affected largely by fluctuations in the exchange rates between the Indian Rupee, Australian dollar, Namibia dollar and ZAR against the US dollar. The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the currencies by 10% against the functional currency of the respective entities.

A 10% appreciation/depreciation of the respective foreign currencies with respect to the functional currency of the respective entities and its subsidiaries would result in net decrease/increase in the Group’s profit or loss and equity for the fiscal year 2014 and 2015 by Rs. 10,512 million and Rs. 12,113 million ($ 194.4 million) respectively.

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

The exposure of the Group’s financial assets as at March 31, 2014 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial assets	341,976	202,657	73,972	618,605
Derivative financial assets	—	—	3,235	3,235

	341,976	202,657	77,207	621,840

The weighted average interest rate on the fixed rate financial assets is 6.6% p.a. and the weighted average period for which the rate is fixed is 2.35 years.

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

The weighted average interest rate on the fixed rate financial liabilities is 6.3% p.a. and the weighted average period for which the rate is fixed is 3.71 years.

The exposure of the Group’s financial assets as at March 31, 2015 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial assets	380,016	134,557	73,598	588,171
Derivative financial assets	—	—	1,047	1,047

	380,016	134,557	74,645	589,218

(US dollars in million)	6,098.8	2,159.5	1,197.9	9,456.2

The weighted average interest rate on the fixed rate financial assets is 6.9% p.a. and the weighted average period for which the rate is fixed is 2.8 years.

The exposure of the Group’s financial liabilities as at March 31, 2015 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial liabilities	351,202	421,501	164,974	937,677
Derivative financial liabilities	—	—	2,583	2,583

	351,202	421,501	167,557	940,260

(US dollars in million)	5,636.4	6,764.6	2,689.1	15,090.1

The weighted average interest rate on the fixed rate financial liabilities is 9.2% p.a. and the weighted average period for which the rate is fixed is 2.0 years.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal 2015. The risk estimate provided assumes that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

Movement in interest rates	US dollar interest rates
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
0.50%	1,481	1,756	28.2
1.00%	2,962	3,512	56.4
2.00%	5,924	7,024	112.7

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

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing. Moreover, given the diverse nature of the Group’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10.0% or more of revenue on a consolidated basis in any of the years indicated except for our oil and gas business, where a single customer accounted for 11.3 % of our revenue on a consolidated basis in fiscal year 2014. The history of trade receivables shows a negligible provision for bad and doubtful debts. The credit risk on the loans to associate and other related parties is supported by a Letter of comfort from Vedanta. Therefore, the Group does not expect any material risk on account of non-performance by any of the Group’s counterparties.

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

The carrying value of the financial assets other than cash represents the maximum credit exposure. The Group’s maximum exposure to credit risk at March 31, 2014 and March 31, 2015 is Rs. 606,417 million and Rs. 576,507 million ($ 9,252.2 million).

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 29 on “Commitments, contingencies, and guarantees”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2015, that defaults in payment obligations will occur except as described in Note 13 on allowance for impairment of trade and other receivables.

Of the year end trade and other receivable balance the following were past due but not impaired:

As at March 31	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Less than 1 month	2,424	2,400	38.5
Between 1 - 3 months	7,533	2,975	47.7
Between 3 - 12 months	2,462	3,628	58.2
Greater than 12 months	1,816	3,917	62.9

	14,235	12,920	207.3

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

Receivables amounting to Rs. 3,055 million ($ 49.0 million), of the Power division of the Group have been impaired during the year primarily as a result of an ongoing dispute in relation to a tariff agreement with a power supply company. Further, receivables from a Joint Operation Partner in respect of oil and gas segment of the Group, amounting to Rs.2,714 million ($ 44.4 million), have been impaired due to uncertainty of its recoverability.

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

The fair values of all derivatives are separately recorded in the consolidated statements of financial position within current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.

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

In respect of embedded derivative conversion option, a 10% increase in Vedanta Limited’s ADR/share price would have resulted in an approximate loss of Rs. 1 million for the fiscal 2014 and a 10% decrease in Vedanta Limited’s ADR/share price would have resulted in an approximate gain of Rs. 1 million for the fiscal 2014.

A 10% increase in implied volatility would have resulted in an approximate loss of Rs. 1 million for fiscal 2014. A 10% decrease in implied volatility would have resulted in an approximate gain of Rs. 1 million for fiscal 2014.

No embedded derivative conversion option was outstanding as of March 31, 2015.

Cash flow hedges

The Group also enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in equity until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of profit or loss. These hedges have been effective for the year ended March 31, 2015.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during fiscal 2015. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2016 and consequently may impact the consolidated statements of profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of profit or loss between fiscal year 2016 to 2038.

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

	As at March 31, 2014		As at March 31, 2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(Rs. in million)				(US dollars in million)

Current
Cash flow hedges*
— Commodity contracts	40	18	158	—	2.5	—
— Forward foreign currency contracts	—	306	—	—	—	—
Fair value hedges**
— Commodity contracts	38	3	235	1	3.8	0.0
— Forward foreign currency contracts	915	5,473	94	1,255	1.5	20.2
Net investment in foreign operation***	1,918	—	497	—	8.0	—
Non-qualifying hedges
— Commodity contracts	324	65	49	95	0.8	1.5
— Forward foreign currency contracts	—	1,605	2	712	0.0	11.4
— Interest rate swap	—	83	—	511	—	8.2
Non Current
Fair value hedges**
— Forward Foreign Currency Contracts	—	—	12	9	0.2	0.1
Non-qualifying hedges
— Interest rate Swap	—	1,642	—	—	—	—

Total	3,235	9,195	1,047	2,583	16.8	41.4

Hedge of net investment in foreign operation

*	Refer consolidated statements of profit or loss and consolidated statements of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedge of Rs. 35 million and Rs. 234 million ($ 3.8 million) in commodity contracts and Rs. 4,558 million and Rs. 1,161 million ($ 18.6 million) on forward foreign currency contracts for the fiscal 2014 and 2015 respectively, has been recognised in the consolidated statements of profit or loss and offset with the similar gains on the underlying sales.
***	Comprises loss of Rs. 1,020 million ($ 16.4 million) recognised in consolidated statements of comprehensive income and gain of Rs. 1,517 million ($ 24.3 million) recognised in consolidated statements of profit or loss.

24. Capital management

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

The funding requirements are met through a mixture of equity, internal fund generation, convertible debt securities, and other long term borrowings. The Group’s policy is to use short-term and long-term borrowings to meet anticipated funding requirements.

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

The following table summarizes the capital of the Group:

As at March 31,	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Equity	1,286,819	1,045,071	16,772.1

Cash and cash equivalents (Note 15 and 16)	15,423	12,711	204.0
Short term investments (Note 14)	518,015	496,482	7,967.9

Total cash (a)	533,438	509,193	8,171.9
Short-term borrowings	161,728	161,233	2,587.6
Long-term borrowings	547,375	517,852	8,310.9

Total debt (b) (Note 17)	709,103	679,085	10,898.5
Net debt (c=(b-a))	175,665	169,892	2,726.6

Total capital (equity+net debt)	1,462,484	1,214,963	19,498.7

Net debt to equity ratio	0.1	0.2	0.2

25. Shareholders’ equity

Authorised Share Capital:

As at March 31, 2015 the authorised equity share capital of Vedanta Limited comprised 51,270,100,000 equity shares with a par value of Re 1 each.

Issued, subscribed and fully paid up share capital:

Vedanta Limited’s issued equity share capital was Rs. 2,965 million ($ 47.6 million) consisting of 2,965,004,871 equity shares.

Retained earnings includes amongst others, general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the Indian Companies Act, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to the amendment to the Companies Act during the year, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in the standalone financial statements of Vedanta Limited’s general reserves, as determined in accordance with applicable regulations, were Rs. 119,125 million ($ 1,911.8 million) as at March 31, 2015.

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of Vedanta Limited’s as at March 31, 2015 include Rs. 6,684 million ($ 107.3 million) of debenture redemption reserve.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings of the standalone financial statements of Vedanta Limited include Rs. 769 million ($ 12.3 million) of preference share redemption reserve as at March 31, 2015.

Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On April 29, 2014 the board of directors of Vedanta Limited recommended a final dividend of Rs. 1.75 ($0.03) per equity share for the year ended March 31, 2014, which was approved by the shareholders’ at the annual general meeting, held on July 11, 2014. The dividend amounting to Rs. 5,188 million ($ 83.3 million) has been paid on July 15, 2014.

On October 29, 2014 the board of directors of Vedanta Limited declared an interim divided of Rs. 1.75 ($ 0.03) per equity share for the year ended March 31, 2015. The dividend amounting to Rs. 5,188 ($ 83.3 million) has been paid on November 10, 2014.

On April 29, 2015 the board of directors of Vedanta Limited recommended a final dividend of Rs. 2.35 ($0.03) per equity share for the year ended March 31, 2015, which was approved by the shareholders’ at the annual general meeting, held on July 11, 2015. The dividend amounting to Rs. 6,967 million ($ 111.8 million) has been paid on July15, 2015.

Dividends are payable from the profits determined under Indian GAAP -

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by the company in the three years immediately preceding that year;

•	The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of the company’s paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilised to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared;

•	The balance of reserves after such withdrawal shall not fall below fifteen per cent of the company’s paid up share capital as appearing in the latest audited financial statement; and

•	The dividend cannot be declared unless carried over previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year

26. Share-Based Compensation Plans

The Shareholders of the Company by way of Postal Ballot on March 30, 2015 approved the Vedanta Employees Stock Option Scheme (ESOS) and Issue of Securities to the Employees of Vedanta Limited and that of the Holding/Subsidiary Company(ies) of Vedanta Limited. No options have been granted to any Employees under the Scheme till date.

The Group offers equity-based award plans to its employees, officers and directors through its parent, Vedanta.

During the year, the Performance Share Plan (“PSP”) is the primary arrangement under which share-based incentives are provided to the defined management group, previously these awards were granted on a similar basis under the Long-Term Incentive Plan (“LTIP”). The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the PSP and LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the competitor companies as defined in the scheme from the date of grant. Initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years until 2012-13. Additionally, PSP vesting conditions includes continued employment with the Group till the date of vesting. Initial awards under the PSP were granted in November 2014. The awards are indexed to and settled by Vedanta shares. The awards have a fixed exercise price denominated in Vedanta’s functional currency of 10 US cents per share, the performance period of each award is three years and are exercisable within a period of six months from the date of vesting beyond which the option lapse.

The Vedanta has also granted awards under the ESOP scheme that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years. Under these schemes Vedanta is obligated to issue the shares.

In accordance with the terms of the agreement between Vedanta and the Company, the fair value of the awards as on the grant date is recovered by Vedanta from the Company and its subsidiaries.

The amount recovered by Vedanta and recognized by the Group in the consolidated statements of profit or loss (net of capitalisation) related to equity settled share-based payments transactions for the financial year ended March 31, 2013, 2014 and 2015 was Rs. 1,251 million, Rs. 1,861 million and Rs. 1,417 million ($ 22.7 million) respectively.
Employee share option plan of Cairn

Cairn has provided various share based payment schemes to its employees namely:

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

The Share options have been fair valued using an Option Pricing Model (Black Scholes Model).

The amount recognised in Group’s consolidated statements of profit or loss in respect of compensation cost on such schemes for the financial years ended March 31, 2013, 2014 and 2015 is Rs. 725 million, Rs. 710 million and Rs. 289 million ($ 4.6 million) respectively.

The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “share-based payment”.

27. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the year ended March 31,	2013	2014	2015
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871
Effect of dilution:
Convertible notes	—	—	—
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Computation of basic and diluted earnings per share

Basic earnings per share:

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the period attributable to equity holders of the parent	62,363	15,466	(128,350)	(2,059.9)
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Earnings / (loss) per share	21.03	5.22	(43.29)	(0.7)

Diluted earnings per share:

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the period attributable to equity holders of the parent	62,363	15,466	(128,350)	(2,059.9)
Adjustment in respect of convertible notes	—	—	—	—
Profit for the period after dilutive adjustment	62,363	15,466	(128,350)	(2,059.9)
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Earnings / (loss) per share	21.03	5.22	(43.29)	(0.7)

The Group has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because their inclusion would have been anti-dilutive.

For the year ended March 31,	2013	2014	2015
Shares excluded from the calculation of dilutive EPS	81,442,560	81,442,560	47,608,946

28. Options to acquire subsidiary’s shares

a. Call option — HZL

In pursuance to the Government of India’s policy of disinvestment and the Share Purchase Agreement and a Shareholder’s Agreement (SHA) both dated April, 4 2002 entered into with the Government of India, Vedanta Limited acquired 26% equity interest in HZL. Under the terms of the SHA, Vedanta Limited had two call options to purchase all of the Government of India’s shares in HZL at fair market value. Vedanta Limited exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. Vedanta Limited also acquired additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides Vedanta Limited the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. Vedanta Limited exercised the second call option via its letter dated 21 July 2009. The Government of India disputed the validity of call option and has refused to act upon the second call option. Consequently Vedanta Limited invoked arbitration and filed a statement of claim. The arbitration proceedings are under progress in early stages. The next date of hearing is fixed on January 16, 2016.

b. Call option — BALCO

Vedanta Limited has purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, Vedanta Limited has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. Vedanta Limited exercised this option on March 19, 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the provision of Section 111A of the (Indian) erstwhile Companies Act, 1956 by restricting the rights of Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. Subsequently, Vedanta Limited referred the matter to arbitration as provided in the SHA and the majority award of the arbitral tribunal rejected the claims of Vedanta Limited on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) erstwhile Companies Act, 1956 and are not enforceable.

Vedanta Limited challenged the validity of the majority award under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The High Court of Delhi passed an order dated August 10, 2011 directing Vedanta Limited’s application and the application by the Government of India to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi and next date of hearing is fixed on November 23, 2015.

On January 9, 2012, Vedanta Limited offered to acquire the Government of India’s interests in HZL and BALCO for US$ 2,577.7 million and Rs. 17,820 million, respectively. Vedanta Limited has, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the Government of India on the same terms as the offer. This offer was separate from the contested exercise of the call options, and Vedanta Limited proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore there is no certainty that the acquisition will proceed.

Vedanta Limited continue to include the shareholding in the two companies HZL and BALCO, in respect of which the Vedanta Limited has a call option as non-controlling interest.

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

29. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was Rs. 86,753 million and Rs. 57,945 million ($ 930.0 million) as at March 31, 2014 and 2015 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Group had significant capital commitments as at March 31, 2014 and 2015 amounting to Rs. 168,771 million and Rs. 115,741 million ($1,857.5 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 8,132 million ($ 130.5 million) (previous year Rs. 10,424 million) for its commercial power generation business, Rs. 36,274 million ($ 582.2 million) (previous year Rs. 41,720 million) for capacity expansion at its aluminum business, Rs. 17,989 million ($ 288.7 million) (previous year Rs. 26,849 million) for capacity expansion at HZL, Rs. 14,436 million ($231.7 million) (previous year Rs. 14,219 million) at its copper business and Rs. 37,732 million ($605.6 million) (previous year Rs. 74,230 million) for expansion at Cairn.

Export obligations

The Group had export obligations of Rs. 227,769 million and Rs. 171,421 million ($ 2,751.1 million) as at March 31, 2014 and 2015 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight /six years. If the Group is unable to meet these obligations, its liability would be Rs. 27,043 million ($ 434.0 million) (Previous year Rs. 36,843 million) reduced in proportion to actual exports. Due to the remote likelihood of the Group being unable to meet its export obligations, the Group does not anticipate a loss with respect to these obligations and hence has not made any provision in its consolidated financial statements.

ii. Contingencies

The Company and certain of its operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the respective entities’ tax returns. As at March 31, 2014 and 2015, the total claim related to these liabilities is Rs. 19,108 million and Rs. 21,661 million ($ 347.6 million) respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 263 million and Rs. 283 million ($ 4.5 million) as current liabilities as at March 31, 2014 and 2015 respectively. Additionally, the Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holiday and disallowances of expenditure relating to exempt income etc. amounting to Rs. 31,776 million and Rs. 31,617 million ($507.4 million) as at March 31, 2014 and March 31, 2015, respectively.

The claims by third party claimants amounted to Rs. 35,567 million and Rs. 46,694 million ($ 749.4 million) as at March 31, 2014 and 2015 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 1,408 million and Rs. 7,441 million ($ 119.4 million) as current liabilities as at March 31, 2014 and 2015 respectively.

The below are the major cases, included in the contingencies above, that the subsidiaries of the Group are named as parties:

•	Ravva Joint Venture arbitration proceedings: Base Development Cost:

In case of Cairn, Ravva joint venture had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for $ 129.0 million for an alleged underpayment of profit petroleum to the Indian Government, out of which, Group’s share will be $ 29.0 million (approximately Rs. 1,815.1 million) plus potential interest at applicable rate (LIBOR plus 2% as per PSC). This claim relates to the Indian Government’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on January 18, 2011 at Kuala Lumpur, allowing Claimants (including the Group) to recover the development costs spent to the tune of $ 278.0 million and disallowed over run of $ 22.3 million spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed Government of India’s (GOI) application of setting aside the part of the Award on August 30, 2012 with costs. However, GOI appealed before the Court of Appeal against the High Court’s order and the Court of Appeal dismissed the GOI’s appeal on June 27, 2014. However, GOI still preferred to challenge the same before the Federal Court, Kuala Lumpur and their Leave to Appeal is pending. GOI has also issued Show Cause Notice on this matter which Cairn has replied to and also filed an application for enforcement of Award before Delhi High Court as an abundant caution.

•	Ravva Joint Venture arbitration proceedings: ONCG Carry:

Cairn is involved in a dispute against GOI relating to the recovery of contractual costs in terms of calculation of payments that contractor party were required to make in connection with the Ravva field.

The Ravva production sharing contract obliges the contractor party to pay proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva production sharing contract (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an international arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favor of the contractor party whereas four other issues were decided in favor of GOI in October 2004 (“Partial Award”).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on October 11, 2011, upheld the partial award. Per the decision of the Arbitral Tribunal in the partial award, the contractor party and GOI were required to arrive at a quantification of the sums relatable to each of the issues under the Partial Award. Also, the arbitral Tribunal retained the jurisdiction for determination of any remaining issues in the matter.

Pursuant to the decision of the Federal Court, the contractor party approached the Ministry of Petroleum and Natural Gas (“MoPNG”) to implement the partial award while reconciling the statement of accounts as outlined in partial award in 2004. GOI failed to implement the partial award by way of reconciling accounts as provided in the partial award ever since the Federal Court of Malaysia adjudicated in Cairn and other joint operator partners’ favor.

However, the MoPNG on July 10, 2014 proceeded to issue a show cause notice alleging that since the partial award has not been enforced profit petroleum share of GOI has been short-paid. MoPNG threatened to recover that amount from the sale proceeds payable by the oil marketing companies to the contractor party. The contractor party replied to the show cause notice taking various legal contentions. On March 9, 2015 personal hearing took place between MoPNG and contractor party whereby, the contractor party expressed their concerns against such alleged unilateral recoveries and filed further written submissions on March 12, 2015.

As partial award did not quantify the sums, therefore, contractor party approached the same arbitral Tribunal to pass a final award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal has been reconstituted and the determination of final award is sub-judice before it. The reconstituted Tribunal commenced hearings at The Hague on February 23, 2015 and the next hearing is due on September 24, 2015. Meanwhile vide procedural order no. 6 Tribunal has granted the interim relief as sought by claimant to maintain the status quo on June 26, 2015. While the Cairn does not believe the GOI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, Cairn could be liable for approximately $ 63.9 million (Rs. 4,000 million).

•	Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the Engineering Procurement Construction contract invoked arbitration as per the contract alleging non payment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of Rs. 15,530 million ($ 249.2 million). SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed Jharsuguda Aluminium to deposit a bank guarantee for an amount of Rs. 1,870 million ($30.0 million) as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. Jharsuguda Aluminium has deposited a bank guarantee of equivalent amount. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

•	The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totaling Rs.3,339 million ($53.6 million). These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes that the likelihood of this claim becoming an obligation of the Group is not probable and thus no provision has been made in the financial statements. HZL had filed writ petitions in the High Court of Rajasthan in Jodhpur and had obtained a stay in respect of these demands.

b. Guarantees

The Group has given guarantees in the normal course of business as stated below:

•	Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 33,141 million and Rs. 3,056 million ($ 49.0 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2014 and 2015 respectively. The Group does not anticipate any liability on these guarantees.

•	A bank guarantee amounting to AUD 6.1 million (Rs. 292 million or $ 4.7 million) as at March 31, 2015 (Previous year AUD 6.1 million or Rs. 340 million), in favor of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 292 million ($ 4.7 million). These liabilities have been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 4.7 million (Rs. 225 million or $ 3.6 million) as at March 31, 2015 (Previous year AUD 4.6 million or Rs. 257 million), in favor of the State Government of Queensland, Tasmania, Australia, as security against rehabilitation liabilities on behalf of Thalanga Copper Mines Proprietary Limited (“TCM”). The same guarantees are backed up by the issuance of a corporate guarantee of AUD 1.8 million (Rs. 84 million or $ 1.3 million). The environmental liability has been fully recognized in the Group’s consolidated financial statements.

•	Bank indemnity guarantees amounting to ZAR 20 million (Rs. 104 million or $ 1.7 million) as at March 31, 2015 (Previous year ZAR 20.2 million or Rs. 115 million), in favor of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 5,418 million and Rs. 8,964 million ($ 143.9 million) as at March 31, 2014 and 2015 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2014 and 2015 was Rs. 6,201 million and Rs. 7,808 million ($ 125.3 million) respectively. The Group has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 2,514 million and Rs. 2,612 million ($ 41.9 million) for litigation, against provisional valuation of custom duty and for other liabilities as at March 31, 2014 and 2015 respectively. The Group does not anticipate any liability on these guarantees.

•	Bank guarantee of Rs. 1,150 million ($ 18.5 million) has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•	Performance guarantees for committed cumulative mandated work program of Rs. 995.1 million ($ 15.9 million) and for obligations arising out of various statutes while carrying out Petroleum Operations to the GOI, Ministry of Petroleum and Natural Gas and The Director General of Customs, Sri Lanka against its performance in respect of MB-DWN-2009/1, KG-OSN-2009/3, SL-2007-01-001and PR-OSN-2004/1 blocks as required under the respective production sharing contracts /Production Resource Agreements. These guarantees are issued in the normal course of business and are valid till the time obligations under the each production sharing contracts/ production resource agreements are met. These guarantees are enforceable if the terms and conditions of the respective production sharing contracts/ production resource agreements are not met and potential liability shall be both, performance and obligations.

The Group’s outstanding guarantees cover obligations aggregating Rs. 49,910 million and Rs. 30,902 million ($ 496.0 million) as at March 31, 2014 and 2015 respectively, the liabilities for which have not been recorded in its consolidated financial statements.

c. Other matters -

i)	ASARCO had filed a suit in the Bankruptcy Court of the Southern District of Texas against Vedanta Limited and Sterlite USA for alleged breach of the Purchase and Sale agreement signed in May 2008. The Bankruptcy Court heard the matter and vide its order dated final judgement of February 27, 2012, had ruled that ASARCO was entitled to a gross amount of $ 132.8 million in incidental damages. This amount shall be reduced by US$ 50 million paid by Vedanta Limited to ASARCO in December 2009, making ASARCO entitled for a net amount of US$ 82.8 million. Vedanta Limited had recognized a liability of Rs. 5,159 million ($ 82.8 million). Vedanta Limited and Sterlite USA had filed notice of appeal against this judgment. In the meantime, all proceedings in relation to this matter have been disposed by way of final settlement entered into by the parties on October 17, 2014 wherein Vedanta Limited has paid Rs. 5,159 million ($ 82.8 million) post approval from the RBI, under the applicable regulations in India.

ii)	In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013 and therefore, the plant remained closed for the major duration of the first quarter of fiscal 2014 impacting the revenue and profits of the copper segment. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations. The NGT also ordered that the recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India, which is yet to be listed for hearing.

iii)	In March 2014, Cairn India Limited (“CIL”) received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by CIL to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) in the year 2006-07, the then holding company. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of CIL, from CUHL during the financial year 2006-2007 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the tax authorities vide its order dated March 11, 2015, have raised a demand of approximately Rs. 204,947 million ($ 3,289.2 million) (comprising tax of approx. Rs. 102,473 million ($ 1,644.6 million) (and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for acquiring shares of CIHL. Tax authorities have stated in the said order that a short term capital gain of Rs. 245,035 million ($ 3,932. 5 million) accrued to CUHL on transfer of the shares of CIHL to the CIL in financial year 2006-2007, on which tax should have been withheld by CIL. CIL understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

In this regard, Vedanta Resources Plc. (holding company) filed a Notice of Claim against the Government of India under the UK-India bilateral investment treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to CIL.

Further, CIL has sought independent advice on this issue and has been advised that there could be no liability on CIL on account of not withholding the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on CIL to deduct tax by having to predict and anticipate that the retrospective amendment will be made by legislature on a future date. CIL has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its said position.

iv)	TSPL has entered into a long term Power Purchase Agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) for supply of power. Due to delay in fulfillment of certain obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been a delay in implementation / completion of the project as compared to the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated Damages (LD) maximum of Rs. 3,176.4 million ($ 50.9 million) each for delay in commissioning of Unit I, II and III totaling to Rs.9,529 million ($ 152.9 million).

During the year, PSPCL invoked the Performance Bank Guarantee of Rs. 1,500 million ($ 24.1 million) to recover the LD on account of delay in COD of 1st Unit. TSPL filed a petition at Punjab State Electricity Regulatory Commission (PSERC) for adjudication of above dispute. TSPL had also filed a civil writ petition before the High Court of Punjab and Haryana against the bank guarantee invocation, which was disposed with a direction to refer the matter to PSERC for adjudication while granting stay. Further, PSERC vide order dated October 22, 2014 directed the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until further orders. PSPCL has preferred an appeal in Appellate Tribunal for Electricity (APTEL) against the PSERC order and APTEL had on May 12, 2015, disposed the matter with a direction that the matter will be heard by way of arbitration. The arbitration proceedings are in the early stages. The Group has been legally advised by its advisors who have opined that such claims for LD from PSPCL are unsustainable.

Accordingly, on the basis of facts of the situation backed by legal opinion, no provision is considered necessary at this stage.

v)	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited, Sterlite Industries (India) Limited, Vedanta Aluminium Limited, Ekaterina Limited, Madras Aluminium Company Limited and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions have not yet been admitted pending hearing.

d. Operating Lease commitments: as lessee –

Operating leases are in relation to the office premises, office equipment and other assets, some of which are cancellable and some are non-cancellable. There is an escalation clause in the lease agreements during the primary lease period. There are no restrictions imposed by lease arrangements and there are no sub leases. There are no contingent rents. The total of the future minimum lease payments under non-cancellable lease are as follow:

Particulars	As at March, 31 2014 (Rs. in million)	As at March, 31 2015 (Rs. in million)	As at March, 31 2015 (US dollars in million)

Within one year of the balance sheet date	306	309	5.0

Within two to five years of the balance sheet date	1,013	352	5.6

Total	1,319	661	10.6

Lease payments recognized as expenses on non-cancellable lease during the year ended March 31, 2014 and March 31, 2015 is Rs. 38 million and Rs. 243 million ($ 3.9 million) respectively.

30. Segment information

The Group is a diversified natural resource group engaged in exploring extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. The Group is also in the business of commercial power generation and port operations in India. The Group has eight reportable segments: zinc India, zinc international, oil and gas, iron ore, copper, aluminum, power, and other. The management of the Group is organized by its main products: copper, zinc, aluminum, iron ore, oil and gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board which has been identified as the CODM in deciding how to allocate resources and in assessing performance.

Zinc India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March, 2015. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulphuric acid plants, a silver refinery and nine captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

Zinc International

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at March 31, 2015

Oil and gas

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil and gas, in which Vedanta Limited has 59.9 % interest as at March 31, 2015. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

Iron ore

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Private Limited consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and narrian mine, situated at state of Karnataka in India, a Metallurgical Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. Group’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

Copper

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

Aluminum

The Group’s aluminium business is owned and operated by Vedanta Limited and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March, 2015. Vedanta Limited’s aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in central India.

Power

The Group’s power business is owned and operated by Vedanta Limited and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Vedanta Limited which are engaged in the power generation business in India. Vedanta Limited’s power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India. All four units of 600 MW each are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and the first 660MW unit of the Talwandi Sabo power plant was capitalized on December 1, 2014 after successful completion of trial runs. Power business also include the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009 and 106.5 MW power plant at MALCO Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India.

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 99.9 % interest. Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The operating segments reported are the segments of the Group for which separate financial information is available. Segment profit (Earnings before interest, depreciation and amortization, and tax) amounts are evaluated regularly by the Board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments as is the Group’s share in profit of associate. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 6,198 million ($ 99.5 million), Rs. 2,214 million and Rs. 537 million which is at cost for the year ended March 31, 2015, 2014 and 2013 respectively.

The following table presents revenue and profit information and certain assets information regarding the Group’s business segments for the year ended March 31, 2013, 2014 and 2015.

a. For the year ended March 31, 2013

	Copper	Zinc India	Zinc International	Aluminum	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. In million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Revenue
Sales to external customers	217,262	123,241	43,475	99,073	34,169	26,054	175,518	3,511	—	722,303
Inter-segment sales	112	—	—	560	2,196	65	—	—	(2,933)	—
Segment revenue	217,374	123,241	43,475	99,633	36,365	26,119	175,518	3,511	(2,933)	722,303
Cost of Sales and expenses	(206,506)	(59,014)	(27,763)	(88,348)	(24,814)	(21,589)	(47,016)	(3,572)	2,933	(475,689)
Segment profit / (loss)	10,868	64,227	15,712	11,285	11,551	4,530	128,502	(61)	—	246,614
Depreciation and amortization	(2,351)	(5,886)	(10,634)	(10,325)	(5,158)	(4,607)	(78,132)	(10)	—	(117,103)

Operating profit / (loss)	8,517	58,341	5,078	960	6,393	(77)	50,370	(71)	—	129,511
Investment and other income										34,931
Finance and other costs										(54,716)

Profit before tax										109,726

Assets and liabilities
Assets
Segment assets	90,004	113,347	54,899	414,698	173,265	115,354	903,559	8,218	—	1,873,344
Financial assets investments										1,212
Deferred tax asset										45,707
Short-term investments										408,171
Cash and cash equivalents (including restricted cash and cash equivalents)										15,905
Loan to related parties										46,639
Current tax asset- non-current										23,404

Total assets										2,414,382

Liabilities
Segment liability	92,832	10,770	10,707	59,026	33,602	9,433	54,526	1,183	—	272,079
Short-term borrowings										178,413
Current tax liabilities										5,417
Long-term borrowings										523,038
Deferred tax liabilities										252,166

Total liabilities										1,231,113

Additions to property, plant and equipments	4,864	15,418	1,949	23,388	38,181	6,892	17,464	47	—	108,203
Additions to Leasehold Land	—	120	—	9	—	—	—	—	—	129
Additions to exploration and evaluation assets	—	—	—	—	—	—	5,181	—	—	5,181
Additions to Other Intangible assets	37	108	—	167	46	48	436	5,881	—	6,723

b. For the year ended March 31, 2014

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)

Revenue
Sales to external customers	205,577	131,980	40,156	107,790	35,076	16,516	187,103	1,045	—	725,243
Inter-segment sales	302	831	—	199	2,562	42	—	33	(3,969)	—
Segment revenue	205,879	132,811	40,156	107,989	37,638	16,558	187,103	1,078	(3,969)	725,243
Cost of Sales and expenses	(194,450)	(64,169)	(27,327)	(91,858)	(30,209)	(19,258)	(47,650)	(1,335)	3,969	(472,287)
Segment profit / (loss)	11,429	68,642	12,829	16,131	7,429	(2,700)	139,453	(257)	—	252,956
Depreciation and amortization	(2,553)	(6,946)	(7,472)	(10,484)	(5,935)	(2,776)	(85,511)	(210)	—	(121,887)
Impairment (Refer Note 8a)	—	—	(2,873)	(668)	—	—	—	—	—	(3,541)

Operating profit / (loss)	8,876	61,696	2,484	4,979	1,494	(5,476)	53,942	(467)	—	127,528
Investment and other income										42,165
Finance and other costs										(72,821)

Profit before tax										96,872

Assets and liabilities
Assets
Segment assets	81,697	127,960	47,469	408,644	190,735	118,034	963,950	9,311	—	1,947,800
Financial assets investments										111
Deferred tax asset										73,082
Short-term investments										518,015
Cash and cash equivalents (including restricted cash and cash equivalents)										15,423
Loan to related parties										163
Current tax asset- non-current										22,616
Current tax asset										4,729

Total assets										2,581,939

Liabilities
Segment liability	86,276	15,541	13,224	65,300	34,865	13,240	77,719	8,181	—	314,346
Short-term borrowings										161,728
Current tax liabilities										6,278
Long-term borrowings										547,375
Deferred tax liabilities										289,869

Total liabilities										1,319,596

Additions to property, plant and equipments	2,707	18,820	2,446	9,186	19,043	2,973	23,714	446	—	79,335

Additions to Leasehold Land	—	629	—	221	103	—	—	87	—	1,040
Additions to exploration and evaluation assets	—	—	—	—	—	—	15,299	—	—	15,299
Additions to Intangibles	—	504	77	23	—	—	307	89	—	1,000

c. For the year ended March 31, 2015

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)

Revenue
Sales to external customers	225,198	144,127	35,886	126,900	33,906	19,039	146,945	1,578	—	733,579	11,773.1
Inter-segment sales	1,100	—	—	230	7,280	924	—	220	(9,754)	—	—
Segment revenue	226,298	144,127	35,886	127,130	41,186	19,963	146,945	1,798	(9,754)	733,579	11,773.1
Cost of Sales and expenses	(208,913)	(73,522)	(24,827)	(104,601)	(32,762)	(20,854)	(58,274)	(1,266)	9,754	(515,265)	(8,269.4)
Segment profit / (loss)	17,385	70,605	11,059	22,529	8,424	(891)	88,671	532	—	218,314	3,503.7
Depreciation and amortization	(3,041)	(8,338)	(6,791)	(8,483)	(3,940)	(2,531)	(77,673)	(294)	—	(111,091)	(1,782.9)
Impairment (Refer Note 8a)	—	—	—	(294)	—	—	(406,144)	—	—	(406,438)	(6,522.8)

Operating profit / (loss)	14,344	62,267	4,268	13,752	4,484	(3,422)	(395,146)	238	—	(299,215)	(4,802.0)
Finance and other costs										(63,398)	(1,017.5)
Investment and other income										51,154	821.0

Loss before tax										(311,459)	(4,998.5)

Assets and liabilities
Assets
Segment assets	77,427	137,021	38,506	413,391	199,641	115,297	559,863	7,664	—	1,548,810	24,856.6
Financial assets investments										262	4.2
Deferred tax asset										76,487	1,227.5
Short-term investments										496,482	7,967.9
Cash and cash equivalents (including restricted cash and cash equivalents)										12,711	204.0
Loan to related parties										160	2.6
Current tax asset										26,792	430.0

Total assets										2,161,704	34,692.8

Liabilities
Segment liabilities	89,906	20,004	10,539	66,336	28,791	10,190	66,428	2,163	—	294,357	4,724.0
Short-term borrowings										161,233	2,587.6
Current tax liabilities										3,842	61.7
Long-term borrowings										517,852	8,310.9
Deferred tax liabilities										155,812	2,500.6

Total liabilities										1,133,096	18,184.8

Additions to property, plant and equipments	1,796	13,372	1,121	9,254	8,670	1,632	44,821	30	—	80,696	1,295.1
Additions to Leasehold Land	—	160	—	30	—	—	—	1	—	191	3.1
Additions to exploration and evaluation assets	—	—	—	—	—	439	20,999	—	—	21,438	344.1
Additions to other intangibles assets	—	27	43	—	—	—	225	61	—	356	5.7

Geographical Segment Analysis

The Group’s operations are primarily located in India. The following table provides an analysis of the Group’s sales by geographical market irrespective of the origin of the goods:

	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
India	506,264	499,064	481,451	7,726.7
China	76,992	67,825	57,846	928.4
UAE	20,872	29,469	40,705	653.3
Others	118,175	128,885	153,577	2,464.7

	722,303	725,243	733,579	11,773.1

The following is an analysis of the carrying amount of non-current assets, being property, plant and equipment, exploration and evaluation assets and other intangible assets and leasehold land prepayments analysed by the geographical area in which the assets are located: —

	As at March 31
	2014	2015	2015
	Carrying amount	Carrying amount	Carrying amount
	(Rs. in million)	(Rs. in million)	(US dollars in million)
India	1,641,302	1,297,869	20,829.2
Australia	1,437	836	13.4
South Africa	21,994	20,484	328.7
Namibia	12,146	7,824	125.7
Liberia	13,058	14,068	225.8
Sri Lanka	47,333	—	—
Ireland	4,187	2,357	37.8
UAE	1,253	1,430	23.0

	1,742,710	1,344,868	21,583.6

No single customer accounted for 10.0% or more of the revenue on a consolidated basis in any of the years indicated except for our oil and gas business, where, a single customer accounted for 11.3% of revenue (Rs. 81,938 million) on a consolidated basis in fiscal year 2014. This customer accounted for 9.5% of revenue (Rs. 68,874 million) in fiscal year 2013 and accounted for 8.8% of revenue (Rs. 64,241 million ($ 1,031.0 million)) in fiscal year 2015.

31. Related party transactions –

The Group’s subsidiaries as at March 31, 2015 are as follows:

Subsidiaries	Principal activities	The Company’s percentage holding (in % as at March 31, 2015)	Immediate holding company	Immediate percentage holding (in % as at March 31, 2015)
BALCO	Aluminium mining and smelting	51	Vedanta Limited	51
CMT	Copper mining	100	MCBV	100
Fujairah Gold FZC	Gold and Silver processing	100	CMT and TCM	100
HZL	Zinc mining and smelting	64.92	Vedanta Limited	64.92
Monte Cello BV (MCBV)	Holding company	100	Vedanta Limited	100
Thalanga Copper Mines (“TCM”)	Copper mining	100	MCBV	100
Sterlite (USA) Inc.	Investment Company	100	Vedanta Limited	100
TSPL	Energy generation	100	Vedanta Limited	100
THL Zinc Ventures Ltd	Investment Company	100	Vedanta Limited	100

THL Zinc Ltd	Investment Company	100	THL Zinc Ventures Ltd	100
THL Zinc Holding B.V.	Investment Company	100	Vedanta Limited	100
THL Zinc Namibia Holdings (Proprietary) Ltd	Mining and exploration	100	THL Zinc Ltd	100
Skorpion Zinc (Pty) Ltd	Acquisition of immovable and movable properties	100	THL Zinc Namibia Holdings (Proprietary) Ltd	100
Skorpion Mining Company (Pty) Ltd	Zinc mining	100	Skorpion Zinc (Pty) Ltd	100
Namzinc (Pty) Ltd	Zinc refinery	100	Skorpion Zinc (Pty) Ltd	100
Amica Guesthouse (Pty) Ltd	Accomodation and catering services	100	Skorpion Zinc (Pty) Ltd	100
Rosh Pinah Health Care (Pty) Ltd	Leasing out of medical equipment and building and conducting services related thereto	69	Skorpion Zinc (Pty) Ltd	69
Black Mountain Mining (Proprietary) Limited	Zinc and Lead mining and milling	74	THL Zinc Ltd	74
Vedanta Lisheen Holdings Limited	Investment Company	100	THL Zinc Holding B.V.	100
Vedanta Lisheen Mining Limited	Zinc and lead mining	100	Vedanta Lisheen Holdings Limited	100
Killoran Lisheen Mining Limited	Zinc and lead mining	100	Vedanta Lisheen Holdings Limited	100
Killoran Lisheen Finance Limited	Investment Company	100	Vedanta Lisheen Holdings Limited	100
Lisheen Milling Limited	Manufacturing	100	Vedanta Lisheen Holdings Limited	100
Vedanta Exploration Ireland Limited	Exploration company	100	Vedanta Lisheen Holdings Limited	100
Malco Energy Limited	Power generation	100	Vedanta Limited	100
Vizag General Cargo Berth Private Limited	Infrastructure	99.99	Vedanta Limited	99.99
Paradip Multi Cargo Berth Private Limited	Infrastructure	74	Vedanta Limited	74
Pecvest 17 Proprietary Limited	Investment Company	100	THL Zinc Ltd	100
Lisheen Mine Partnership**	Zinc and lead mining	100	Killoran Lisheen Mining Limited and Vedanta Lisheen Mining Limited	100
Sterlite Ports Limited	Investment Company	100	Vedanta Limited	100
Maritime Ventures Limited	Infrastructure	100	Sterlite Ports Limited	100
Sterlite Infraventures Limited	Investment Company	100	Vedanta Limited	100
Lakomasko B.V.	Investment Company	100	THL Zinc Holding B.V.	100
Sesa Resources Limited	Iron Ore mining	100	Vedanta Limited	100
Bloom Fountain Limited	Investment Company	100	Vedanta Limited	100
Sesa Mining Corporation Private Limited	Iron Ore mining	100	Sesa Resources Limited	100
Western Clusters Limited	Iron Ore mining	100	Bloom Fountain Limited	100

Twinstar Energy Holding Limited	Holding company	100	Bloom Fountain Limited	100
Twinstar Mauritius Holding Limited	Holding company	100	Twinstar Energy Holding Limited	100
Cairn India Limited	Oil and Gas exploration, development and production	59.88	Vedanta Limited, Twinstar Mauritius Holding Limited, Sesa Resources Limited	59.88
CIG Mauritius Holding Private Limited	Investment Company	59.88	Cairn India Limited	100
Cairn India Holdings Limited	Investment Company	59.88	Cairn India Limited	100
CIG Mauritius Private Limited	Investment Company	59.88	Cairn Mauritius Holding Private Limited	100
Cairn Lanka Private Limited	Exploration and Production	59.88	CIG Mauritius Private Limited	100
Cairn Energy Australia Pty Limited	Holding company	59.88	Cairn India Holdings Limited	100
Cairn Energy Holdings Limited	Investment Company	59.88	Cairn India Holdings Limited	100
Cairn Energy India Pty Limited	Exploration and Production	59.88	Cairn Energy Australia Pty Limited	100
Cairn Exploration No 2 Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Exploration No 7 Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Exploration No 6 Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Energy Gujarat Block 1 Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Energy Discovery Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Energy Hydrocarbons Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn South Africa Proprietary Limited	Exploration and Production	59.88	Cairn Energy Hydrocarbons Limited	100

**	Entities registered as other than corporate entity.

The Company owns directly or indirectly through subsidiaries, more than half of the voting power of all of its subsidiaries as mentioned in the list above, and the Group is able to govern its subsidiaries’ financial and operating policies so as to benefit from their activities.

Ultimate controlling party

As at March 31, 2015, the Group is majority owned by Twin Star Holdings Limited, Finsider International Group Limited, West Globe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Plc (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Chairman Emeritus, Mr. Anil Agarwal. Volcan Investment Limited, Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited do not produce Group financial statements.

List of related parties and relationships –

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2013, 2014 and 2015 noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Vedanta Resources Plc. (‘Vedanta’)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘Westglobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries

•	Konkola Copper Mines (‘KCM’)

•	Vedanta Resources Jersey II Limited (‘VRJ2’)

•	Vedanta Jersey Investments Limited (‘VJIL’)

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

•	Sterlite Grid Limited

C)	Other Related Parties

•	Sesa Community Development Foundation

•	Vedanta Medical Research Foundation (‘VMRF’)

•	Vedanta Foundation

•	Anil Agarwal Foundation Trust

•	Public and Political Awareness Trust (‘PPAT’)

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund

D)	Key Management Personnel

•	Mr. Anil Agarwal, Chairman Emeritus (w.e.f. April 1, 2014)

•	Mr. Navin Agarwal, Executive Chairman

•	Mr. Tarun Jain, Whole Time Director

•	Mr. M. S. Mehta (Chief Executive Officer up to March 31, 2014)

•	Mr. D. D. Jalan (Chief Financial Officer w.e.f. April 1, 2014)

•	Mr. P. K. Mukherjee (Executive Director up to March 31, 2014)

•	Mr. Amit Pradhan, Executive Director (resigned w.e.f. August 18, 2013)

•	Mr. Thomas Albanese (Chief Executive Officer w.e.f. April 1, 2014)

E)	Relative of Key Management Personnel

•	Mr. Naivadya Agarwal (Son of Mr. Navin Agarwal)

•	Mr. Agnivesh Agarwal (Son of Mr. Anil Agarwal)

•	Ms. Priya Agarwal (Daughter of Mr. Anil Agarwal)

	For the Year ended March 31,
	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Sales
STL	11,952	6,507	7,828	125.6

Total	11,952	6,507	7,828	125.6

Purchases of goods/services
KCM	22,363	22,062	11,809	189.5
STL	254	12	69	1.1
Vedanta Foundation	1	—	—	—

Total	22,618	22,074	11,878	190.6

Interest income / (Finance costs)
VRJ2	—	(16,615)	(13,842)	(222.1)
Vedanta	(12,431)	(1,632)	—	—
Vedanta	68	124	312	5.0
Welter	596	152	—	—
Richter	55	81	—	—
TSHL	56	47	—	—
VJIL	109	44	—	—
SISCOL	33	25	7	0.1
STL	1	12	34	0.5
VRHL	335	21	—	—
VRHL	—	(45)	—	—

Total	(11,178)	(17,786)	(13,489)	(216.5)

Dividend paid
TSHL	4,322	4,073	4,701	75.4
Finsider	803	642	1,405	22.6
Westglobe	89	71	155	2.5
Welter	81	58	134	2.1

Total	5,295	4,844	6,395	102.6

Management fees expenses
Vedanta	272	305	306	4.9

Total	272	305	306	4.9

Dividend Income
STL	1	1	1	0.0

Total	1	1	1	0.0

Service Income
Vedanta	11	21	24	0.4

Total	11	21	24	0.4

Long Term Incentive Plan Expenses
Vedanta	1,386	1,846	1,572	25.2

Total	1,386	1,846	1,572	25.2

	For the Year ended March 31,
	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Loans given/(repaid) during the year
Vedanta	1,943	—	—	—
Vedanta	(909)	(1,210)	—	—
VRHL	—	4,914	—	—
Welter	10,341	121	—	—
Welter	—	(43)	—	—
Richter	10,758	66	—	—
VJIL	—	36	—	—
TSHL	3,544	9	—	—
SISCOL	—	—	1	0.0
SISCOL	(6)	(237)	(14)	(0.2)

Total	25,671	3,656	(13)	(0.2)

Loan taken/(repaid) during the year
VRJ2	—	—	(80,463)	(1,291.3)
VRJ2	—	89,827	730	11.7
VRHL	(9,215)	(5,628)	—	—
Vedanta	10,069	260	—	—
Vedanta	(55)	—	—	—
Welter	(6,257)	—	—	—

Total	(5,458)	84,459	(79,733)	(1,279.6)

Loan Assigned during the year(*)
Vedanta	—	5,087	—	—
VJIL	—	4,150	—	—
Richter	—	12,019	—	—
VRHL	—	4,913	—	—
TSHL	—	6,971	—	—
Welter	—	22,291	—	—

Total	—	55,431	—	—

Guarantee given/(taken)
Vedanta	—	(72,120)	(30,574)	490.7

Total	—	(72,120)	(30,574)	490.7

Donations
Sesa Community Development Foundation	39	48	42	0.7
Vedanta Foundation	67	45	41	0.7
VMRF	260	56	42	0.7
PPAT	50	—	—	—
Anil Agarwal Foundation Trust	1	—	—	—

Total	417	149	125	2.1

Purchase (Sale) of property, plant and equipments
STL	—	(3)	—	—
STL	—	1	—	—

Total	—	(2)	—	—

The significant receivables from and payables to related parties as at March 31, 2014 and March 31, 2015 are set out below:

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Receivable from:
STL	328	241	3.9
KCM	151	22	0.4
Vedanta Foundation	0	—	—
Vedanta	117	65	1.0
SISCOL	22	22	0.4
Volcan	11	27	0.4
Sterlite Grid Limited	1	2	0.0

Total	630	379	6.1

Loans to:
SISCOL	163	160	2.6

Total	163	160	2.6

Payable to:
VRJ2	24,329	1,004	16.1
Vedanta	2,389	1,920	30.8
KCM	177	—	—
STL	3	13	0.2
Hindustan Zinc Ltd Employees Contributory provident Fund Trust	—	35	0.5
Sesa Group Employees Provident Fund	126	17	0.3
Balco Employees Provident Fund Trust	—	10	0.2

Total	27,024	2,999	48.1

Borrowings from:
VRJ2	234,016	162,100	2,601.5

Total	234,016	162,100	2,601.5

Guarantees outstanding given / (taken) #
Vedanta[1]	(282,859)	(107,154)	(1,719.7)
Volcan[2]	1,150	1,150	18.5

Total	(281,709)	(106,004)	(1,701.2)

Investment in Equity Shares – Quoted
STL	111	262	4.2

Total	111	262	4.2

Investment in Vedanta Bonds	3,130	5,704	91.5

Total	3,130	5,704	91.5

#	Maximum guarantee amount and does not represent actual liability.
1.	Guarantees provided by Vedanta against the borrowings taken by the Group
2.	Bank guarantee has been provided by the Group on behalf of Volcan in favor of Income tax department, India as collateral in respect of certain tax disputes of Volcan.

Cairn PSC guarantee to Government

Vedanta has provided parent company financial and performance guarantee to Government of India for Cairn India Group’s obligation under the Production Sharing Contract (‘PSC’).The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfill its obligations under PSC.

Cairn Investment in Vedanta Bonds

Cairn has invested Rs. 5,704 million ($91.5 million) in bonds issued by Vedanta, which have maturities ranging from June 2016 to May 2023 at interest rates ranging from 6% to 9.5%. The carrying value of these bonds is Rs. 3,251 million and Rs. 5,222 mn ($ 83.8 million) as at March 31, 2014 and March 31, 2015 respectively.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made in ordinary course of business. There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31 2015, the group has not recorded any impairment of receivables relating to amounts owed by related parties (2013 and 2014: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

*Loans to holding companies

From time to time the Group had given loan to Vedanta to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 5,659 million ($ 103.8 million). These unsecured loans have been provided on fixed and floating basis interest rates and carry an average interest rate of 1.58% per annum. During the year ended March 31, 2014, loans amounting to Rs. 5,087 million ($ 84.8 million) had been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

The Group had given loans to TSHL to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 6,246 million ($ 114.6 million). These unsecured loans have been provided on fixed and floating basis interest rates and carry an average interest of rate of 1.59% per annum. Loans given to TSHL were supported by a Letter of comfort from Vedanta. During the year ended March 31, 2014, loans amounting to Rs. 6,971 million ($ 116.2 million) had been assigned to VRJ2 exchange for loan payable to VRJ2 Limited by TMHL.

The Group had given loans to Welter to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 19,902 million ($ 365.0 million). These unsecured loans have been provided on fixed and floating basis interest rates at an average rate of 1.65% per annum. Loans given to Welter were supported by a Letter of comfort from Vedanta. During year ended March 31, 2013, loans amounting to Rs. 9,651 million ($ 177.0 million) were renewed upon maturity on fresh terms and conditions. During year ended March 31, 2014, loans amounting to Rs. 22,291 million ($ 371.4 million) had been assigned to VRJ2 in exchange for loan payable to VRJ2 Limited by TMHL.

The Group had given loans to Richter to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 10,732 million ($ 196.8 million). These unsecured loans have been provided on fixed and floating basis interest rates at an average rate of 1.66% per annum and were repayable on various dates till March 2014. Loans given to Richter are supported by a Letter of comfort from Vedanta. During the year ended March 31, 2014, loans amounting to Rs. 12,019 million ($ 200.3 million) had been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

During the year ended March 31, 2014, the Group had given loans amounting to Rs. 4,913 million ($ 81.9 million) to VRHL at an average rate of 1.69% to finance general corporate purpose which were later assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

*Loans to fellow subsidiaries

The Group had given a loan to VJIL to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 3,700 million ($ 67.9 million). This unsecured loan carried an interest rate of 1.3% per annum. Loan given to VJIL were supported by a Letter of comfort from Vedanta. During year ended March 31, 2013 loans amounting to Rs. 3,700 million ($ 67.9 million) were renewed upon maturity on fresh terms and conditions. During the year ended March 31, 2014, loans amounting to Rs. 4,150 million ($ 69.2 million) had been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

During the year, Group had renewed loan provided to SISCOL to finance project in earlier years. The loan balance as at March 31, 2015 is Rs. 160 million ($ 2.6 million). The loan is unsecured in nature and carries an interest rate of 10% per annum. The loan was due in May 2015. The loan has been renewed for a further period of 12 months in May 2015 and is due in May 2016.

Loan from holding company

As at March 2012, the Group had borrowed loans from Vedanta of $ 3,137.0 million for Cairn India’s acquisition made during 2011.

During the year ended 2014, pursuant to signing of a Deed of Assignment between Vedanta and VRJ2, all the existing rights of the above mentioned Loan have been assigned to VRJ2 and the new lender for the Company is VRJ2.

During the year ended March 31, 2014, the Group borrowed $ 1,484.8 million at an average rate of 7.5 % p.a. from VRJ2 to meet funding requirements for refinancing of loan for acquisition of stake in Cairn India. The loan balance as at March 31, 2014 was $ 3,893.8 million at an average rate of 7.9% having an average maturity period of 5 years. During the year the Group has repaid $ 1,315.9 million to VRJ2 and borrowed $ 11.9 million. The loan balance as at March 31, 2015 was $ 2,589.8 million at an average rate of 7.34% p.a. having an average maturity period of 3 years. These loans are unsecured.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	Year ended March 31,
	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Short term employee benefits	264	305	305	4.9
Post-employment benefits	20	30	27	0.4
Share based payments	79	99	75	1.2

Total	363	434	407	6.5

	Year ended March 31,
	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Salary of relatives of Key management personnel	25	33	65	1.0

Total	25	33	65	1.0

Relative of Key Management Personnel -

	Year ended March 31,
	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)

Short term interest bearing salary advance given during the year	—	—	89	1.4

Total	—	—	89	1.4

	As at March 31,
	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(US dollars in million)

Short term interest bearing salary advance receivable[1]	—	91	1.5

Total	—	91	1.5

1.	Since repaid

Details of transactions during the year with post retirement trusts:

	Year ended March 31
	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
PF Trust
Balco Employees Provident Fund Trust	141	152	138	2.2
Hindustan Zinc Ltd Employees Contributory
Provident Fund Trust	269	268	321	5.2
Sesa Group Employees Provident Fund	355	226	207	3.3

Total	765	646	666	10.7

32. Other notes

(a) Components of other comprehensive income –cash flow hedges

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Net gain/(loss) arising during the year	(963)	(862)	(112)	(1.8)
Reclassification adjustments for net (gain)/loss included in the consolidated statements of profit or loss	4,686	903	(646)	(10.4)

Net gain/(loss) on cash flow hedges recognised in other comprehensive income, net of tax	3,723	41	(758)	(12.2)

(b) Exchange gain/ (loss) recognised in the consolidated statements of profit or loss:

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Other operating income	(582)	(4)	(11)	(0.2)
Cost of sales	(6,135)	(1,280)	562	9.1
Administration cost	(2,323)	(7,185)	(3,177)	(51.0)
Investment and other income	462	285	750	12.0
Finance and other costs	(14,851)	(16,141)	(5,344)	(85.8)

Total	(23,429)	(24,325)	(7,220)	(115.9)

(c) The Group presents the consolidated statements of profit or loss by disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2013	2014	2015	2015
		(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Revenue	4	722,303	725,243	733,579	11,773.1
Other operating income		3,791	4,541	4,802	77.1
Investment and other income	5	34,931	42,165	51,154	821.0

Total Income		761,025	771,949	789,535	12,671.2
(Decrease)/increase in inventories of finished goods and work-in-progress		(698)	8,951	(2,799)	(44.9)
Raw materials and other consumables used		(419,647)	(420,256)	(457,420)	(7,341.0)
Employee costs		(31,499)	(34,985)	(38,783)	(622.4)
Costs associated with ASARCO [refer Note 29(c) (i)]		(268)	(473)	—	—
Other costs		(27,368)	(30,065)	(21,065)	(338.2)
Depreciation and amortization		(117,103)	(121,887)	(111,091)	(1,782.9)
Impairment		—	(3,541)	(406,438)	(6,522.8)
Finance and other costs	6	(54,716)	(72,821)	(63,398)	(1,017.5)

Profit / (loss) before tax		109,726	96,872	(311,459)	(4,998.5)

Income tax expense / (credit)	7	7,502	(34,646)	108,320	1,738.4

Profit / (loss) for the year		117,228	62,226	(203,139)	(3,260.1)

(d). Employee costs

For the year ended March 31,	2013	2014	2015	2015
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Salaries, wages and bonus	29,377	32,476	36,297	582.5
Defined contribution pension scheme costs	1,159	1,499	1,392	22.3
Defined benefit pension scheme costs	787	392	396	6.4
Voluntary retirement expenses	176	618	698	11.2

	31,499	34,985	38,783	622.4

33. Subsequent Events –

On June 14, 2015, Vedanta Limited and Cairn India Limited announced a merger of both the companies through a Scheme of Arrangement under Indian law. On completion, non-controlling shareholders of Cairn India will receive for each equity share held one equity share in Vedanta Limited of face value Rs. 1 each and one 7.5% Redeemable Preference Share (“RPS”) in Vedanta Limited with a face value of Rs. 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India. The transaction is conditional on Vedanta Limited, Cairn India and Vedanta shareholder approvals, as well as Indian High Court, stock exchange and other customary approvals. Vedanta Limited will continue to be listed on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), with American Depositary Shares (“ADS”) listed on the New York Stock Exchange (“NYSE”).

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

In accordance with Codification Topic 932 - Extractive Activities - Oil and gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company for the years ended March 31, 2015, 2014 and 2013. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on our estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.

Method of accounting for costs incurred in oil and gas producing activities and manner of disposing of capitalized costs relating to those activities

We follow a successful efforts based accounting policy for oil and gas assets.

Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the Income Statement.

Expenditure incurred on the acquisition of a licence interest is initially capitalised on a licence by licence basis. Costs are held, un-depleted, within intangible exploration/appraisal assets until such time as the exploration phase on the licence area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised initially within intangible exploration/appraisal assets and subsequently allocated to drilling activities. Exploration/appraisal drilling costs are initially capitalised on a well–by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised intangible exploration/appraisal costs are transferred into a single field cost center within property, plant and equipment - development/producing assets after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the Income Statement.

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

Net proceeds from any disposal of an intangible exploration/appraisal asset are initially credited against the previously capitalised costs. Any surplus proceeds are credited to the Income Statement. Net proceeds from any disposal of development/producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the Income Statement to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	India	Sri Lanka	South Africa
	(Rs. in million)	(Rs. in million)	(Rs. in million)
March 31, 2015
Unproved oil and gas properties	14,792	49,328	2,189
Proved oil and gas properties	1,199,345	—	—
Support Equipments	4,962	—	—

Gross Capitalized costs	1,219,099	49,328	2,189
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(713,885)	(49,328)	—

Net Capitalized costs	505,214	—	2,189

March 31, 2014
Unproved oil and gas properties	12,369	47,333	1,769
Proved oil and gas properties	1,097,771	—	—
Support Equipments	3,912	—	—

Gross Capitalized costs	1,114,052	47,333	1,769
Accumulated depreciation, depletion, and amortization, and valuation allowances	(257,595)	—	—

Net Capitalized costs	856,457	47,333	1,769

March 31, 2013
Unproved oil and gas properties	8,936	42,747	720
Proved oil and gas properties	961,019	—	—
Support Equipments	3,100	—	—

Gross Capitalized costs	973,055	42,747	720
Accumulated depreciation, depletion, and amortization, and valuation allowances	(154,852)	—	—

Net Capitalized costs	818,203	42,747	720

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	India	Sri Lanka	South Africa
	(Rs. in million)	(Rs. in million)	(Rs. in million)
March 31, 2015
Acquisition of properties
Proved
Unproved
Exploration costs	20,485	165	349
Development costs	43,911	—	—

Total	64,396	165	349

March 31, 2014
Acquisition of properties
Proved
Unproved
Exploration costs	14,114	194	998
Development costs	23,421	—	—

Total	37,535	194	998

March 31, 2013
Acquisition of properties
Proved
Unproved
Exploration costs	2,552	3,285	724
Development costs	15,524	—	—

Total	18,076	3,285	724

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended March 31, 2015, 2014 and 2013 are shown in the following table.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil based on statutory tax rates, reflecting allowable deductions. We have an effective tax rate lower than the statutory rate, benefiting from tax holiday in Rajasthan block under section 80-IB (9) of the Income Tax Act, 1961. Interest income and expense are excluded from the results reported in this table.

	India (Rs. in million)	Sri Lanka (Rs. in million)	South Africa (Rs. in million)
March 31, 2015
Revenues
Sales	146,945	—	—
Transfers	—	—	—
Operating Income	103	—	—

Total	147,048	—	—

Production costs	(45,261)	—	—
Exploration expenses	(7,788)	(67)	(12)
Depreciation, depletion and amortization and valuation provisions (including impairment loss)	434,947	(48,126)	—

Results before income tax expenses	340,948	(48,193)	(12)
Income tax expenses	(11,962)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	352,910	(48,193)	(12)

March 31, 2014
Revenues
Sales	187,103	—	—
Transfers	—	—	—
Operating Income	379	—	—

Total	187,482	—	—

Production costs	(41,500)	—	—
Exploration expenses	(541)	(96)	(16)
Depreciation, depletion and amortization and valuation provisions	(84,764)	—	—

Results before income tax expenses	60,677	(96)	(16)
Income tax expenses	(13,753)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	46,924	(96)	(16)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

	India	Sri Lanka	South Africa
	(Rs. in million)	(Rs. in million)	(Rs. in million)
March 31, 2013
Revenues
Sales	175,518	—	—
Transfers	—	—	—
Operating Income	240	—	—

Total	175,758	—	—

Production costs	(40,243)	—	—
Exploration expenses	(54)	(2,766)	(2)
Depreciation, depletion and amortization and valuation provisions	(77,597)	—	—

Results before income tax expenses	57,864	(2,766)	(2)
Income tax expenses	(14,190)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	43,674	(2,766)	(2)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information

The following tables represent estimates for oil and gas reserves by geographic area as of March 31, 2015, 2014 and 2013. Quantities mentioned below represent proved developed and undeveloped reserves together with changes in quantities for the fiscal years 2015, 2014, and 2013.

The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with United States Securities and Exchange Commission (SEC) Rule 4-10 of Regulation S-X. Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be economically producible in future years from known reservoirs, under existing economic and operating conditions including a 12-month average price prior to the end of the reporting period, unless prices are defined by contract, and cost at the date of estimation.

All the proved reserves presented herein are based on PSCs with the GOI. As such, all net reserves are based on an entitlement calculation which converts our share of cost recovery and profit petroleum under each contract to a volume equivalent of net reserves in accordance with SEC guidance on calculating net reserves subject to these agreements.

A summary of the annual changes in the proved reserves of oil is as follows (in mmbbls):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2012	120.60	—	—	120.60

Revisions of previous estimates	8.59	—	—	8.59
Extensions and discoveries	—	—	—	—
Improved Recovery	8.27	—	—	8.27
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(32.52)	—	—	(32.52)

Reserves at March 31, 2013	104.94	—	—	104.94

Revisions of previous estimates	17.20	—	—	17.20
Extensions and discoveries	—	—	—	—
Improved Recovery	21.63	—	—	21.63
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(32.24)	—	—	(32.24)

Reserves at March 31, 2014	111.53	—	—	111.53

Revisions of previous estimates	7.70	—	—	7.70
Extensions and discoveries	2.28	—	—	2.28
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(31.42)	—	—	(31.42)

Reserves at March 31, 2015	90.09	—	—	90.09

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information (continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in bcf):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2012	9.47	—	—	9.47

Revisions of previous estimates	0.06	—	—	0.06
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(2.86)	—	—	(2.86)

Reserves at March 31, 2013	6.67	—	—	6.67

Revisions of previous estimates	2.96	—	—	2.96
Extensions and discoveries	1.21	—	—	1.21
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(3.89)	—	—	(3.89)

Reserves at March 31, 2014	6.95	—	—	6.95

Revisions of previous estimates	1.29	—	—	1.29
Extensions and discoveries	0.16	—	—	0.16
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(3.51)	—	—	(3.51)

Reserves at March 31, 2015	4.89	—	—	4.89

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information (Continued)

	2015		2014		2013
	Crude Oil	Natural gas	Crude Oil	Natural gas	Crude Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Net proved developed reserves:
India	73.94	3.55	75.40	6.03	86.94	6.16
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved developed reserves	73.94	3.55	75.40	6.03	86.94	6.16

Net proved undeveloped reserves:
India	16.15	1.34	36.13	0.92	18.00	0.51
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved undeveloped reserves	16.15	1.34	36.13	0.92	18.00	0.51

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The table below shows the standardized measure of future net cash flows relating to proved reserves. The analysis is computed in accordance with Topic 932 – Extractive Activities – Oil and gas, by applying average prices during the 12-month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions, as defined by the SEC, fiscal year-end costs, fiscal year-end statutory tax rates and a discount factor of 10% to fiscal year-end quantities of net proved reserves. The standardized measure of discounted future net cash flows is a forward-looking statement.

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (continued)

	India	Sri Lanka	South Africa	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)

At March 31, 2015
Future cash inflows	424,446	—	—	424,446
Future production costs	(175,304)	—	—	(175,304)
Future development costs	(45,859)	—	—	(45,859)
Future income tax expenses	(10,246)	—	—	(10,246)

Undiscounted future net cash flows	193,037	—	—	193,037
10 percent midyear annual discount for timing of estimated cash flows	(35,668)	—	—	(35,668)

Standardized measure of discounted future net cash flows	157,369	—	—	157,369

At March 31, 2014
Future cash inflows	645,543	—	—	645,543
Future production costs	(219,997)	—	—	(219,997)
Future development costs	(74,225)	—	—	(74,225)
Future income tax expenses	(46,633)	—	—	(46,633)

Undiscounted future net cash flows	304,688	—	—	304,688
10 percent midyear annual discount for timing of estimated cash flows	(69,202)	—	—	(69,202)

Standardized measure of discounted future net cash flows	235,486	—	—	235,486

At March 31, 2013
Future cash inflows	563,260	—	—	563,260
Future production costs	(188,176)	—	—	(188,176)
Future development costs	(44,318)	—	—	(44,318)
Future income tax expenses	(45,547)	—	—	(45,547)

Undiscounted future net cash flows	285,219	—	—	285,219
10 percent midyear annual discount for timing of estimated cash flows	(59,095)	—	—	(59,095)

Standardized measure of discounted future net cash flows	226,124	—	—	226,124

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	India	Sri Lanka	South Africa	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Balance at April 1, 2014	235,486	—	—	235,486

Sales and transfers of oil and gas, net of production cost	(99,909)	—	—	(99,909)
Development cost incurred	43,829	—	—	43,829
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	5,384	—	—	5,384
Net change due to revisions in quantity estimates	17,798	—	—	17,798
Net change in prices, transfer prices and in production cost	(81,576)	—	—	(81,576)
Changes in estimated future development costs	(19,292)	—	—	(19,292)
Accretion of discount	28,321	—	—	28,321
Net change in income taxes	27,328	—	—	27,328
Timing	—	—	—	—

Balance at March 31, 2015	157,369	—	—	157,369

	India	Sri Lanka	South Africa	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Balance at April 1, 2013	226,124	—	—	226,124

Sales and transfers of oil and gas, net of production cost	(146,002)	—	—	(146,002)
Development cost incurred	23,247	—	—	23,247
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	63,421	—	—	63,421
Net change due to revisions in quantity estimates	52,235	—	—	52,235
Net change in prices, transfer prices and in production costs	19,548	—	—	19,548
Changes in estimated future development costs	(30,258)	—	—	(30,258)
Accretion of discount	27,168	—	—	27,168
Net change in income taxes	3	—	—	3
Timing	—	—	—	—

Balance at March 31, 2014	235,486	—	—	235,486

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	India	Sri Lanka	South Africa	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Balance at April 1, 2012	250,275	—	—	250,275

Sales and transfers of oil and gas, net of production cost	(137,976)	—	—	(137,976)
Development cost incurred	15,475	—	—	15,475
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	23,115	—	—	23,115
Net change due to revisions in quantity estimates	24,013	—	—	24,013
Net change in prices, transfer prices and in production costs	5,673	—	—	5,673
Changes in estimated future development costs	6,479	—	—	6,479
Accretion of discount	30,669	—	—	30,669
Net change in income taxes	8,401	—	—	8,401
Timing	—	—	—	—

Balance at March 31, 2013	226,124	—	—	226,124