Form 20-F
period 2016-03-31
Vedanta Ltd
filed 2016-08-01
CIK 1370431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2016

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

Bhumika Sood

Compliance Officer

DLF Atria, Phase-2, Jacaranda Marg, DLF City

Gurgaon – 122002, Haryana, India

(91) 124 4763518

comp.sect@vedanta.co.in

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

As of March 31, 2016, 2,964,694,239 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 228,184,620 equity shares were held in the form of 57,046,155

American Depositary Shares or ADSs.

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

Sterlite Energy was a wholly owned subsidiary of SIIL and SIIL, Vedanta Aluminium, Sesa Goa, MALCO and Cairn India Limited were subsidiaries of Vedanta, the ultimate holding company. Therefore, the Re-organization Transactions (as described elsewhere in this Annual Report) fall within the purview of the common control business combination transactions. The accounting policies described in Notes 1 and 3.D - “Business Combinations” of the consolidated financial statements included elsewhere in this Annual Report requires that financial statements of the combined entity, Vedanta Limited, be retroactively adjusted, as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control, where such a date is later). The financial information of Cairn India Limited is included from December 8, 2011, the date of acquisition of Cairn India Limited by Vedanta.

In this Annual Report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.

Unless otherwise indicated, our accompanying financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, for the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016. References to a particular “fiscal year” or “FY” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “Rs.”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Indian Rupees to US dollars at the rate of Rs. 66.25 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2016; (ii) from Australian dollars to US dollars at the rate of AUD 0.77 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2016; (iii) from South African Rand to US dollars at the rate of ZAR 14.71 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of March 31, 2016 and (iv) from Namibian dollars to US dollars at the rate of NAD 15.04 per $ 1.00 based on the exchange rate quoted by Oanda (data available at www.oanda.com) as of March 31, 2016. As of July 15, 2016, the exchange rate between US dollars and Indian Rupees was $ 1.00 = Rs. 67.07 as quoted by the Federal Reserve Bank of New York.

In this Annual Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the “Republic of Ireland”. References to “Sri Lanka” are to the “Democratic Socialist Republic of Sri Lanka”. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rs”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the Republic of China.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “bcf” are to billion cubic feet, and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Cairn India Limited and its subsidiaries, in which the Ravva royalty is not netted off.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta Limited’s commercial power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere; and

•	failure of digital infrastructures and cyber security attacks due to negligence or IT security failures.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial data presented below as of March 31, 2015 and 2016 and for the years ended March 31, 2014, 2015 and 2016 has been derived from our consolidated financial statements included herein, which have been prepared in conformity with IFRS as issued by the IASB. These consolidated financial statements have been audited by Deloitte Haskins & Sells LLP, Mumbai, India, or Deloitte, our independent registered public accounting firm, and included elsewhere in this Annual Report.

The selected consolidated financial data presented below as of March 31, 2012, 2013 and 2014, and for the years ended March 31, 2012 and 2013 has been derived from our consolidated financial statements, which also have been prepared in conformity with IFRS as issued by the IASB, and which have not been included elsewhere in this Annual Report.

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

Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars presented in the tables below, are solely for the convenience of the reader and are based on the noon buying rate of Rs. 66.25 per $ 1.00 in the City of New York for cable transfers of Indian Rupees, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2016. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or at any other rates.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this Annual Report.

	For the Year Ended March 31,
	2012	2013	2014	2015	2016	2016
	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(Rs.) (in millions except shares and per share data)	(US Dollar) (in millions except shares and per share data)

Revenue	598,116	722,303	725,243	733,579	639,493	9,652.7

Cost of sales	(435,993)	(556,663)	(557,900)	(995,968)	(875,756)	(13,219.0)

Gross profit/(Loss)	162,123	165,640	167,343	(262,389)	(236,263)	(3,566.3)
Other operating income	2,252	3,791	4,541	4,802	4,785	72.2
Distribution expenses	(32,151)	(16,430)	(12,127)	(10,078)	(12,070)	(182.2)
Administration expenses	(24,699)	(23,490)	(32,229)	(31,550)	(25,274)	(381.4)

Operating profit/(loss)	107,525	129,511	127,528	(299,215)	(268,822)	(4,057.7)
Investment and other income	23,583	34,931	42,165	51,154	43,998	664.1
Finance and other costs	(46,323)	(54,716)	(72,821)	(63,398)	(59,584)	(899.4)
Share in consolidated profit of associate	4,404	—	—	—	—	—

Profit/(Loss) before tax	89,189	109,726	96,872	(311,459)	(284,408)	(4,293.0)

Income tax expense	(7,710)	7,502	(34,646)	108,320	103,060	1,555.7

Profit/(Loss) for the year	81,479	117,228	62,226	(203,139)	(181,348)	(2,737.3)
Profit/(Loss) attributable to:
Equity holders of the parent	51,811	62,363	15,466	(128,350)	(125,153)	(1,889.1)
Non-controlling interest	29,668	54,865	46,760	(74,789)	(56,195)	(848.2)

Earnings/(Loss) per share (refer to Note 27 to consolidated financial statements)

Basic	17.47	21.03	5.22	(43.29)	(42.21)	(0.6)

Diluted	17.47	21.03	5.22	(43.29)	(42.21)	(0.6)
Number of equity shares

Period End	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Weighted Average	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Diluted	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Dividend declared per share(1),(2)

Notes:

(1)	On April 29, 2015 the board of directors of Vedanta Limited declared a final dividend of Rs. 2.35 per equity share for fiscal year 2015. The dividend of Rs. 6,967 million ($ 105.2 million) was paid on July 15, 2015. On October 27, 2015 the board of directors declared an interim dividend of Rs. 3.50 ($ 0.1) per equity share for fiscal year 2016. The dividend of Rs. 17,360 million ($ 262.0 million) was paid on October 30, 2015.

(2)	Vedanta Limited declared and paid dividend of Rs. 2.00 Rs. 2.30, Rs. 3.25 and Rs. 4.10 per equity share for the years ended March 31, 2012, 2013, 2014 and 2015, respectively.

	As of March 31,
	2012	2013	2014	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Consolidated Financial Position Data:
Cash and cash equivalents	65,270	15,199	12,960	8,621	20,870	315.0
Restricted cash and cash equivalents	154	706	2,463	4,090	3,367	50.8
Total assets	2,209,684	2,414,382	2,581,939	2,161,704	1,869,255	28,215.1
Net assets	1,058,786	1,183,269	1,262,343	1,028,608	776,258	11,717.1
Long-term borrowings	546,704	523,038	547,375	517,852	493,784	7,453.3
Short-term borrowings	129,928	178,413	161,728	161,233	182,328	2,752.1
Equity attributable to equity holders of the parent	620,809	680,609	699,570	561,119	411,160	6,206.2

	For the Year Ended March 31,
	2012	2013	2014	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	154,064	97,110	56,199	125,710	107,352	1,620.4
Investing activities	(484,939)	(153,176)	(52,631)	(43,939)	(42,613)	(643.2)
Financing activities	370,706	1,855	(6,280)	(86,448)	(52,714)	(795.7)
Segment Data:
Revenue from external customers:

Zinc India	111,319	123,241	131,980	144,127	137,945	2,082.2
Zinc International	41,272	43,475	40,156	35,886	25,631	386.9
Oil & Gas*	44,944	175,518	187,103	146,945	86,559	1,306.6
Iron Ore	88,248	26,054	16,516	19,039	22,233	335.6
Copper	201,647	217,262	205,577	225,198	209,239	3,158.3
Aluminium	82,195	99,073	107,790	126,900	110,781	1,672.2
Power	26,088	34,169	35,076	33,906	45,523	687.1
Others	2,403	3,511	1,045	1,578	1,582	23.8

Total	598,116	722,303	725,243	733,579	639,493	9,652.7

Operating profit/(loss):
Zinc India	54,060	58,341	61,696	62,267	59,412	896.8
Zinc International	6,008	5,078	2,484	4,268	831	12.5
Oil & Gas*	16,887	50,370	53,942	(395,146)	(342,813)	(5,174.5)
Iron Ore	23,115	(77)	(5,476)	(3,422)	(15,793)	(238.4)
Copper	7,765	8,517	8,876	14,344	19,660	296.8
Aluminium	(2,585)	960	4,979	13,752	1,416	21.4
Power	2,335	6,393	1,494	4,484	8,221	124.1
Others	(60)	(71)	(467)	238	244	3.7

Total	107,525	129,511	127,528	(299,215)	(268,822)	(4,057.7)

Segment profit/(loss)
Zinc India	59,296	64,227	68,642	70,605	66,970	1,010.9
Zinc International	17,367	15,712	12,829	11,059	4,561	68.8
Oil & Gas*	33,825	128,502	139,453	88,671	34,273	517.3
Iron Ore	34,229	4,530	(2,700)	(891)	4,367	65.9
Copper	9,938	10,868	11,429	17,385	22,205	335.2
Aluminium	7,742	11,285	16,131	22,529	8,467	127.8
Power	6,299	11,551	7,429	8,424	12,659	191.1
Others	(60)	(61)	(257)	532	568	8.6

Total	168,636	246,614	252,956	218,314	154,070	2,325.6

*	2012 represents period from December 8, 2011 to March 31, 2012.

Notes:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting operating profit to exclude depreciation, amortization and impairment. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting future periods. The following table reconciles operating profit to segment profit for the periods indicated:

	For the Year Ended March 31,
	2012	2013	2014	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Zinc India:

Operating profit	54,060	58,341	61,696	62,267	59,412	896.8

Plus: Depreciation and amortization	5,236	5,886	6,946	8,338	7,558	114.1

Segment profit	59,296	64,227	68,642	70,605	66,970	1,010.9

Zinc International

Operating profit	6,008	5,078	2,484	4,268	831	12.5

Plus: Depreciation and amortization(1)	11,359	10,634	10,345	6,791	3,730	56.3

Segment profit	17,367	15,712	12,829	11,059	4,561	68.8

Oil & Gas

Operating profit/(loss)	16,887	50,370	53,942	(395,146)	(342,813)	(5,174.5)
Plus: Depreciation and amortization(2)	16,938	78,132	85,511	483,817	377,086	5,691.8

Segment profit	33,825	128,502	139,453	88,671	34,273	517.3

Iron Ore

Operating profit/(loss)	23,115	(77)	(5,476)	(3,422)	(15,793)	(238.4)

Plus: Depreciation and amortization(3)	11,114	4,607	2,776	2,531	20,160	304.3

Segment profit/(loss)	34,229	4,530	(2,700)	(891)	4,367	65.9

Copper:

Operating profit	7,765	8,517	8,876	14,344	19,660	296.8

Plus: Depreciation and amortization(4)	2,173	2,351	2,553	3,041	2,545	38.4

Segment profit	9,938	10,868	11,429	17,385	22,205	335.2

Aluminium:

Operating profit/(loss)	(2,585)	960	4,979	13,752	1,416	21.4

Plus: Depreciation and amortization(5)	10,327	10,325	11,152	8,777	7,051	106.4

Segment profit	7,742	11,285	16,131	22,529	8,467	127.8

	For the Year Ended March 31,
	2012	2013	2014	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

Power:

Operating profit	2,335	6,393	1,494	4,484	8,221	124.1

Plus: Depreciation and amortization	3,964	5,158	5,935	3,940	4,438	67.0

Segment profit	6,299	11,551	7,429	8,424	12,659	191.1

Others:

Operating profit/(loss)	(60)	(71)	(467)	238	244	3.7

Plus: Depreciation and amortization	—	10	210	294	324	4.9

Segment profit/(loss)	(60)	(61)	(257)	532	568	8.6

(1)	Includes impairment charge of Rs. 2,873 million in fiscal year 2014
(2)	Includes impairment charge of Rs. 406,144 million in fiscal year 2015 and Rs. 322,998 million ($ 4,875.4 million) in fiscal year 2016
(3)	Includes impairment charge of Rs. 16,054 million ($ 242.3 million) in fiscal year 2016
(4)	Includes impairment charge of Rs. 497 million ($ 7.5 million) in fiscal year 2016
(5)	Includes impairment charge of Rs. 668 million in fiscal year 2014 and Rs. 294 million in fiscal year 2015

	For the Year Ended March 31,
	Unit of Measurement	2014	2015	2016
	(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	16.6	21.4	24.1

Cost of production before by-product revenue(2)
Zinc India		$1,069	1,215	1,151
Zinc International		$1,300	1,533	1,548
Oil and Gas	$/boe	20.9	22.9	21.8
Iron ore		$40.9	134.9	24.6
Copper smelting and refining	¢/lb	18.8	14.0	11.3
Aluminium		$1,664	1,790	1,589
Power – Jharsuguda 2400 MW plant	Rs./unit	2.1	2.1	2.1

Cost of production net of by-product revenue(2)
Zinc India		$985	1,111	1,046
Zinc International		$1,167	1,393	1,432
Oil and Gas	$/boe	20.9	22.9	21.8
Iron ore		$40.9	134.9	24.6
Copper smelting and refining	¢/lb	9.7	4.2	3.2
Aluminium		$1,658	1,785	1,573
Power - Jharsuguda 2400 MW plant	Rs./unit	2.1	2.1	2.1

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

We present below costs of production for our metal products on the following basis:

1)	Cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses), excluding depreciation and finance costs, and

2)	Cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of royalty and provision towards contribution to District Mineral Foundation (“DMF”) and National Mineral Exploration Trust (“NMET”) is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•	Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and the Lisheen mine in Ireland ceased operations in December 2015. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. The Lisheen mine which ceased operations in December 2015 produced zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of royalty fees and provision towards contribution to DMF and NMET are included in determining the cost of production at Goa, whereas at Karnataka Iron Ore business royalties are under scope of buyer. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

Our iron ore operations in Goa recommenced in August 2015, after receiving necessary approvals from the state government. Our iron ore operations had been suspended during fiscal year 2015 due to the continued mining ban in the state of Goa. Our cost of production of iron ore shows a significant decrease as the cost of production of fiscal year 2015 also factors in fixed administrative costs incurred in our Goa operations and Karnataka operations which will be now spread over to larger production compared to last year.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid, and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this Annual Report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•	Cost of production of power for the Jharsuguda 2400 MW power plant (and excluding the 274 MW HZL power plant, the two TSPL 660 MW, the 270 MW and IPP 600 MW BALCO power plant and the 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

•	Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

	For the Year Ended March 31,
	2012		2013		2014		2015		2016
	(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)
Zinc—India:

Segment revenue	Rs.	111,319	Rs.	123,241	Rs.	132,811	Rs.	144,127	Rs.	137,945
Less:

Segment profit		(59,296)		(64,227)		(68,642)		(70,605)		(66,970)

		52,023		59,014		64,169		73,522		70,975
Less:
Cost of tolling including raw material cost		(3,121)		(6,805)		—		—		—
Cost of intermediary product sold		(149)		(1,806)		(3,461)		(3,230)		(2,348)
Cost of lead metal sold		(5,260)		(6,962)		(8,115)		(8,991)		(10,264)

Others (c)		(1,451)		(2,506)		(4,146)		(6,773)		(1,185)

Total before adjusting for by-product revenues	Rs.	42,042	Rs.	40,934	Rs.	48,447	Rs.	54,528	Rs.	57,178

By-product revenue		(5,315)		(4,766)		(3,821)		(4,692)		(5,234)

Total after adjusting for by-product revenues	Rs.	36,727	Rs.	36,168	Rs.	44,626	Rs.	49,836	Rs.	51,944

Production output (in tons)		758,716		676,923		749,167		733,805		758,938
Cost of production before by-product revenue (per ton) (a)		$1,156		$1,111		$1,069		$1,215		$1,151
Cost of production net of by- Product revenue (per ton) (a)		$1,010		$981		$985		$1,111		$1,046
Cost of production net of by- Product revenue (per ton) (a)	Rs.	48,407	Rs.	53,430	Rs.	59,568	Rs.	67,914	Rs.	68,442

Zinc—International:

Segment revenue	Rs.	42,771	Rs.	43,475	Rs.	40,156	Rs.	35,886	Rs.	25,631

Less: Segment profit		(17,367)		(15,712)		(12,829)		(11,059)		(4,561)

		25,404		27,763		27,327		24,827		21,070

Less:
TcRc		3,344		3,344		4,191		4,943		3,757
Cost of lead metal sold		(6,240)		(5,336)		(4,631)		(4,486)		(3,859)

Others (c)		(2,228)		(3,351)		(2,900)		(894)		(2,419)

Total before adjusting for by-product revenues	Rs.	21,276	Rs.	22,421	Rs.	23,987	Rs.	24,390	Rs.	18,549

By-product revenue		(1,621)		(1,459)		(2,464)		(2,230)		(1,390)

Total after adjusting for by-product revenues	Rs.	19,655	Rs.	20,962	Rs.	21,522	Rs.	22,160	Rs.	17,159

Production output (in tons)		359,730		353,404		304,945		260,106		183,035
Cost of production before by-product revenue (per ton) (a)		$1,233		$1,165		$1,300		$1,533		$1,548

	For the Year Ended March 31,
	2012		2013		2014		2015		2016
	(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)
Cost of production net of by-product revenue (per ton) (a)		$1,139		$1,089		$1,167		$1,393		$1,432

Oil & Gas

Segment revenue		44,944		175,518		187,103		146,945		86,559
Less:

Segment profit		(33,825)		(128,502)		(139,453)		(88,671)		(34,273)

		11,119		47,016		47,650		58,274		52,286

Less:
Unsuccessful Exploration Cost		(709)		(2,821)		(653)		(7,867)		(294)

Other income		180		1,025		379		103		176

Pre award cost		(67)		(194)		(242)		(1)		(71)

Others(c)		(2,954)		(5,217)		(5,575)		(5,619)		(4,606)

Total before adjusting for by-product revenues	Rs.	7,569	Rs.	39,810	Rs.	41,560	Rs.	44,890	Rs.	47,491

By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues	Rs.	7,569	Rs.	39,810	Rs.	41,560	Rs.	44,890	Rs.	47,491

Net Production (in mmboe)		8.57		33.00		32.89		32.01		33.33
Cost of production before by-product revenue (per boe)(a)		$17.4		$22.2		$20.9		$22.9		$21.8
Cost of production net of by-product revenue (per boe)(a)		$17.4		$22.2		$20.9		$22.9		$21.8

Iron Ore

Segment revenue		88,339		26,119		16,558		19,963		22,774
Less:

Segment profit		(34,229)		(4,530)		2,700		891		(4,367)

		54,110		21,589		19,258		20,854		18,407
Less:
Cost of Intermediary product sold		(8,018)		(9,309)		(16,340)		(15,953)		(11,652)

Export Duty		(16,233)		(4,430)		—		—		(250)

Others (c)		(7,665)		500		810		214		1,810

Total before adjusting for by-product revenues		22,194		8,351		3,728		5,115		8,316

By-product revenue		—		—		—		—		—

Total after adjusting for by-product revenues		22,194		8,351		3,728		5,115		8,316

Production output (in million dmt)		13.75		3.71		1.51		0.62		5.17
Cost of production before by-product revenue (per dmt) (a)		$33.7		$41.3		$40.9		$134.9		$24.6
Cost of production net of by-product revenue (per dmt) (a)		$33.7		$41.3		$40.9		$134.9		$24.6

	For the Year Ended March 31,
	2012		2013		2014		2015		2016
	(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)
Copper:

Segment revenue	Rs.	201,647	Rs.	217,374	Rs.	205,879	Rs.	226,298	Rs.	209,262
Less:

Segment profit		(9,938)		(10,868)		(11,429)		(17,385)		(22,205)

		191,709		206,506		194,450		208,913		187,057
Less:
Purchased concentrate/rock		(181,766)		(193,200)		(182,399)		(196,428)		(177,067)
Cost for downstream products		(1,481)		(2,163)		(3,354)		(3,441)		(1,533)

Others (c):		(1,779)		(2,630)		(1,295)		(2,220)		(2,181)

Total before adjusting for by-product and free copper revenues	Rs.	6,683	Rs.	8,513	Rs.	7,402	Rs.	6,824	Rs.	6,276

By-product revenues		(3,976)		(2,165)		(1,208)		(2,215)		(2,377)
Free Copper net sale		(2,708)		(2,647)		(2,385)		(2,559)		(2,138)

Total after adjusting for by-product and free copper revenues	Rs.	(1)	Rs.	3,701	Rs.	3,809	Rs.	2,050	Rs.	1,761

Production output (in tons)		325,877		353,154		294,434		362,373		384,047
Cost of production before by-product and free copper revenue (a)	¢/lb	19.4	¢/lb	20.1	¢/lb	18.8	¢/lb	14.0	¢/lb	11.3
Cost of production net of by-product and free copper revenue (a)	¢/lb	0.0	¢/lb	8.7	¢/lb	9.7	¢/lb	4.2	¢/lb	3.2

Aluminium:

Segment revenue		82,302		99,633		107,989		127,130		110,910
Less:

Segment profit		(7,742)		(11,285)		(16,131)		(22,529)		(8,467)

		74,560		88,348		91,858		104,601		102,443
Cost for downstream products		(4,122)		(5,140)		(4,230)		(4,611)		(3,998)

Others (c):		(1,887)		(3,613)		(7,540)		(7,707)		(7,707)

Total before adjusting for by-product revenues	Rs.	68,551	Rs.	79,594	Rs.	80,087	Rs.	92,283	Rs.	90,738

By-product revenue		(290)		(299)		(281)		(223)		(903)

Total after adjusting for by-product revenues	Rs.	68,261	Rs.	79,296	Rs.	79,807	Rs.	92,060	Rs.	89,835

Production output (hot metal) (in tons)		680,461		774,851		795,728		843,219		872,591
Cost of production before by-product revenue (per ton) (a)		$2,101		$1,887		$1,664		$1,790		$1,589
Cost of production net of by-product (per ton) (a)		$2,091		$1,879		$1,658		$1,785		$1,573
Cost of production net of by-product (per ton) (a)	Rs.	100,268	Rs.	102,337	Rs.	100,294	Rs.	109,177	Rs.	102,953

	For the Year Ended March 31,
	2012		2013		2014		2015		2016
	(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)		(Rs.in millions, except Production output and Cost of production)
Power

Segment revenue		28,473		36,365		37,638		41,186		49,826
Less:

Segment profit		(6,299)		(11,551)		(7,429)		(8,424)		(12,659)

		22,174		24,814		30,209		32,762		37,167
Less:
Cost of power at TSPL, BALCO, HZL and MALCO Energy		(8,188)		(8,286)		(9,456)		(13,725)		(19,284)

Others (c):		(1,828)		(2,555)		(4,710)		(3,589)		(2,287)

Total	Rs.	12,157	Rs.	13,973	Rs.	16,043	Rs.	15,448	Rs.	15,596

Production output (in MU)(b)		4,637		6,718		7,625		7,216		7,464
Cost of production before by-product revenue (per unit)	Rs.	2.6	Rs.	2.1	Rs.	2.1	Rs.	2.1	Rs.	2.1
Cost of production net of by-product revenue (per unit)	Rs.	2.6	Rs.	2.1	Rs.	2.1	Rs.	2.1	Rs.	2.1

Notes:

(a)	Exchange rates used in calculating cost of production were based on the daily Reserve Bank of India (“the RBI”), reference rates for the years ended March 31, 2012, 2013, 2014, 2015 and 2016 of Rs. 47.95 per $ 1.00, Rs. 54.45 per $ 1.00, Rs. 60.50 per $ 1.00, Rs. 61.15 per $ 1.00 and Rs. 65.46 per $ 1.00 respectively.
(b)	Production does not include units generated from the TSPL 660 MW, the 274 MW HZL wind power plant, the 270 MW and IPP 600 MW BALCO power plant and the 106.5 MW MALCO Energy’s power plant.
(c)	“Others” include head office expenses, administration expenses, selling and distribution expenses, exploration costs that have been expensed, changes in inventory, foreign exchange fluctuations, expenses incurred for large corporate social responsibility initiatives undertaken, such as building hospitals and other operating income. These costs are indirect costs and not related to the direct cash cost of production and hence have been excluded from calculating cost of production.

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

Government approval is also required, generally, for the continuation of mining as well as oil and gas exploration and production activities in India and other jurisdictions, and such approval can be revoked for a variety of circumstances by the GoI, Indian courts or other authorities. Any general suspension of mining activities by the government of a jurisdiction containing our mining operations could have the effect of closing or limiting production from our operations. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015 due to the suspension imposed by the state government of Goa on the mining activities in the state of Goa. In January 2015, the government of Goa revoked the order suspending mining operations in the state of Goa and the MOEF revoked the suspension of environmental clearances in March 2015. Lease deeds for all working leases have been executed and registered. We have obtained Consent to Operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State pollution Control Board and have resumed operations at our major mines. All mining plans have been approved by the Indian Bureau of Mines and the state government of Goa allocations of mining cap is in line with the Supreme Court’s directive. We continue to actively pursue the lifting of mining caps and additional allocation of production from the state government of Goa. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details.

Further, the state government of Goa appointed an independent firm in August 2014 to undertake an audit of production levels in excess of environment clearances of all mining companies operating in the state of Goa, including our Company for the period from fiscal year 2008 to fiscal year 2013. The independent firm submitted its final report to the state Directorate of Mines and Geology (DMG) on May 5, 2015. Observations raised by the audit with respect to our Company included production levels to be in excess of environmental clearances for the leases of the Company, and whether the royalty can be payable on a dry metric ton (DMT) basis instead of wet metric ton (WMT) basis, and the audit process was based on the formats and procedures specified by DMG and the report was submitted accordingly. The Company has refuted these observations and provided its responses to these observations to the firm based upon a legal opinion of our Indian counsel, and these responses have been filed in the audit report of the Independent firm to the state DMG. In doing so, the Company has reserved its rights without prejudice to its responses and requested an opportunity to furnish further documentation and information as may be appropriate before any further steps in this regard are taken by the state government. The Company has not received any further notice or communication in this regard. If the Company is subject to any subsequent action based upon the recommendations of the audit report, we could be subject to significantly higher royalty payments and / or other penalties. Such an outcome or any other adverse outcome could result in a material adverse effect on our financial condition and results of operations.

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

For example, in March 2013, the Tamil Nadu Pollution Control Board (“TNPCB”) ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. We filed a petition in the National Green Tribunal challenging the order of the TNPCB. The National Green Tribunal passed an interim order in May 2013 allowing the copper smelter to recommence operations subject to certain conditions. We recommenced operations on June 16, 2013. We have implemented all the recommendations during fiscal year 2013. However, the TNPCB filed a notice of appeal against the orders of the National Green Tribunal. The appeals are pending before the Green bench of the Supreme Court of India. In addition, the expansion of the alumina refinery at Lanjigarh has been on hold since October 2010 because the environmental approval has been withheld by the MoEF. On November 20, 2015, the MOEF granted environmental clearance for the expansion of the Alumina Refinery up to 4 MTPA and EC up to 6 MTPA will be received as an amendment to existing EC after the completion of the land acquisition of the balance area of 666.03 HA. Further, Consent to Establish for 6 MTPA and Consent to operate 2 MTPA has also been obtained. However the environmental clearance for the expansion of Alumina Refinery at Lanjigarh was challenged by an individual Prafulla Samantra before the National Green Tribunal, wherein MoEF, Orissa State Pollution Control Board and Vedanta Limited have been made parties. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details.

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

Political, legal, economic and commercial instability or community disputes in the countries and territories in which we operate could affect our operations. Some of our current and potential operations are located in or near communities that may regard such operations as having a detrimental effect on their environmental, economic or social circumstances.

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

The new Mines and Minerals (Development and Regulations) Amendment Act, 2015 (“MMDRA Amendment Act”), notified towards the end of fiscal year 2015, brings greater transparency in the granting of mineral concessions through an e-auction process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to the District Mineral Foundation (“DMF”) for the benefit of people affected by mining and an additional 2% of royalties to the National Mineral Exploration Trust. In September 2015, the GoI notified that an amount equal to 30% of royalty fees is required to be deposited in the DMF contribution for the benefit of people and area affected by mining. It can potentially impact mining of low grade and deep ore bodies which will not be conducive to growth of mining in the country.

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

We have significant asset concentration risks, and any interruption in the operations at those assets could have a material adverse effect on our results of operations and financial condition

Our results of operations have been and are expected to continue to be substantially dependent on the reserves, production and the cost of production at certain of our key assets, and any interruption in the operations, exploration and development activities at those assets for any reason could have a material adverse effect on our results of operations and financial condition. For example, the Rajasthan block produced 93.4% of our average daily net operated production from our oil and gas business in fiscal year 2016 and oil and gas from the Rajasthan block constituted 95.7% of our net aggregate proved oil and gas reserves on a barrel of oil equivalent basis as of March 31, 2016. Our ongoing capital expenditure program has focused on development and exploration activities across all the assets with approximately 94% of the capital expenditure for fiscal year 2016 having been invested in the Rajasthan block.

Further, our Rampura Agucha zinc mine produced 73.3% of the total mined zinc metal in concentrate that we produced in fiscal year 2016 and constituted 47.7% of our total proven and probable zinc ore reserves as of March 31, 2016 in India. Furthermore, the Codli mine in Goa constituted 12.4% of our proved and probable iron ore reserves in India as of March 31, 2016. Suspension of mining activities in Goa materially affected our operations and any future interruptions in the operations of these mines could have a material adverse effect on our results of operations and financial condition. For example, our total iron ore production declined from 13.8 mmt in fiscal year 2012 to 0.6 mmt in fiscal year 2015 due to the suspension imposed by the state government of Goa on the mining activities in the state of Goa. The ban has now been lifted and mining has commenced in all major mines. Any such suspension of mining operations from these mines could have a material adverse effect on our results of business, financial condition, results of operations and prospects.

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

For example, a writ petition was filed at the High Court of Madras challenging the grant of an environmental clearance for the expansion of our copper smelting unit at Tuticorin. Further, the expansion of our alumina refinery at Lanjigarh has been on hold since October 2010 because the environmental approval was rendered non-operational by the MoEF. On November 20, 2015, the MOEF granted environmental clearance for the expansion of the Alumina Refinery from up to 4 MTPA and EC up to 6 MTPA will be received as an amendment to existing EC after the completion of the land acquisition of the balance area of 666.03 HA. Further, Consent to Establish for 6 MTPA and Consent to operate 2 MTPA has also been obtained. However the environmental clearance for the expansion of the Alumina Refinery at Lanjigarh was challenged by an individual, Prafulla Samantra, before the National Green Tribunal, where the MoEF, the Orissa State Pollution Control Board and Vedanta Limited have been made parties. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information— Legal Proceedings.” for further details..

Moreover we are currently undertaking exploration programs in our Rajasthan and other oil blocks and any delays in this exploration program or shortfall in achieving the necessary output levels could materially and adversely affect our operations and financial condition.

In fiscal year 2013, we announced an expansion of our zinc-lead mines capacity to 1.2 MTPA in a phased manner until fiscal year 2019 in our Zinc India business. This will involve sinking of underground shafts and developing underground mines. Benefits from these growth projects started in fiscal year 2016, even though project activities will continue until fiscal year 2019. Annual capital expenditure towards these projects is expected to be approximately $ 250 million. Any delays in the execution of the expansion plans or any shortfall in achievement of the expansion objectives may adversely affect our business, financial condition and results of operations.

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

We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Because the value of reserves is calculated based on that part of our mineral and oil and gas deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices may result in a reduction in the value of any reserves that we obtain as less of the deposits contained therein would be economically exploitable at lower prices. For example, during fiscal year 2016, we recorded impairment charge on oil and gas assets of Rs. 322,998 million ($ 4,875.4 million) mainly relating to the Rajasthan block, triggered by the significant fall in crude oil prices. Similarly, with a substantial reduction in iron ore prices we recorded an impairment of Rs. 14,900 million ($224.9 million) in fiscal year 2016 for our Liberia assets.

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

•	Disruptions in extraction and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminium smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. Our Tuticorin copper smelter plant was shut down for nine days in February 2012 due to the unavailability of copper concentrate. This was caused primarily due to the declaration of force majeure by some copper mines with which we had contracted for the supply of copper concentrate. We incurred loss of production to the extent of 8,000 metric tons and other costs due to this interruption. The losses from these interruptions include lost production, repair costs and other expenses.

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

•	Availability of raw materials. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminium business, which has high energy consumption due to the energy-intensive nature of aluminium smelting, is significantly dependent on receiving allocations from Coal India Limited and its subsidiaries. A shortage of coal from April 2005 led Coal India Limited to reduce the amount of coal supplied to all of its non-utility customers, such as the aluminium industry consumers, including BALCO. As a result, BALCO was forced to utilize higher-priced imported coal and coal from non-linkage sources, which resulted in higher power generation costs. In fiscal year 2016, 83.0% of the allocated coal was supplied from Coal India Limited under a fuel supply agreement (FSA) for 810MW. The Company also entered into another FSA for 2.6 mtpa for IPP 600 MW, Annual Contracted Quantity (ACQ) against present power sale tie up of 254 MW under long term power sale contracts is 1.2 million tons. The Company received 83% of contracted coal quantity for IPP 600 MW during fiscal 2016.

We established our aluminium business in Odisha through an agreement with Orissa Mining Corporation Limited to establish an aluminium smelter and associated captive power plants in the Lanjigarh and Jharsuguda district in Odisha. A memorandum of understanding with the Government of Odisha (through Orissa Mining Corporation Limited) provides that the Government of Odisha would supply us 150 million tons of bauxite ore. During the year, Orissa Mining Corporation has, by a separate action, terminated the joint venture agreement for which the Company is pursuing the appropriate course of action. The matter is pending with the OMC. However delay in obtaining captive bauxite supply as per the terms of memorandum of understanding has resulted in our Orissa aluminium business reporting losses since inception. Any further delays in securing assured bauxite supplies for our Orissa aluminium business could continue to adversely affect our results of operations and financial condition.

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

•	Availability of water. The mining operations of our zinc and aluminium businesses, production from our oil fields, smelter operations of copper business and our captive power plants depend upon the supply of a significant amount of water. Availability of water for our operations is dependent upon adequate rainfall in the catchment areas near our operations. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to the National Thermal Power Corporation Limited’s premises. An unfavorable decision in this dispute may significantly increase BALCO’s costs of obtaining water for our power plant. However, on December 22, 2015 the Company entered into a new water contract for a period of two years with a local body for 14 million cubic meters (MCM) per annum for Independent Power Plant (“IPP”) of 600 MW and Captive Power Plant (“CPP”) of 600 MW collectively.

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

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our business, financial condition or results of operations.

•	Inadequate plant operating and maintenance procedures. We have in place operating and maintenance procedures to maintain the integrity of our production facilities. However, there is a risk of unplanned events, inadequate application of these procedures or higher levels of corrosion than expected which could cause disruption to production all of which could have a material adverse effect on our business, financial condition or result of operations.

•	Dependence on third parties. We depend on third parties for the construction, delivery and commissioning of the power facilities, supply and testing of equipment and transmission and distribution of electricity that we generate, which is beyond our control. For instance, the external contractors may not be able to complete construction and installation on time, within budget, or to the specifications set forth in our contracts with them, or the contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages, penalty clauses or performance guarantees or result in termination of contracts. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings- Proceedings against TSPL relating to its delay in commissioning various units of the power plant.” In addition, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of contractors and increasing costs of services. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and we may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

•	Power purchase agreements. The power purchase agreements and other agreements that we have entered into, or may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms, which in turn may affect our results of operations and financial condition.

•	Power transmission. Lack of strong power transmission infrastructure and the delay in Smelter II ramp up could restrict our power generation volumes. For example, the effective plant load factor for all the four units of our commercial power plant at Jharsuguda was constrained at 39% in fiscal year 2015 on account of the limited power transmission infrastructure available in India and the delay in ramp up of Smelter II.

•	Regulatory compliance. Power generation in India is a regulated industry. In particular, national and state regulatory bodies and other statutory and government mandated authorities may, from time to time, impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties, including, in certain instances, plant shut downs.

•	Flow assurance concerns of crude oil. The waxy nature of crude oil at the northern fields of the Rajasthan block requires us to use hot water injection as the recovery technique at these fields. Injection of hot water requires that the temperature of the water is maintained at a certain level to ensure that the temperature of the crude oil is not reduced by the water used in the injection process to the point where solidification may occur. If the temperature of the injection water is not maintained at the required level, the required injection rate may not be able to be maintained, therefore the overall field production rate and ultimate recovery may be adversely impacted. Further, the waxy nature of crude oil requires that the temperature of crude oil transported through the 24 inch insulated oil pipeline and connecting spur lines should be kept at a temperature greater than the temperature of crude oil. Maintaining the temperature of the crude oil above this wax appearance temperature has required the installation of a specialized heating system and heating stations at various points along the pipeline. If the specialized heating system does not perform as expected, or there are problems associated with the performance of the heating stations, there are problems supplying fuel to the power generation systems at these heating stations; the temperature of crude oil may not be maintained, which would have an adverse impact on the rate at which oil can be transported through the pipeline. Any reduction in the crude oil production, ultimate recovery, or in the oil transportation may have a material adverse effect on our business, financial condition or results of operations.

•	Accidents at mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, oil fields, smelters, refineries, oil processing terminals, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit and collapses of the open-pit wall. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. For example, the production of Skorpion Zinc was stopped for 23 days in January 2015 due to a fire accident in the cell house. We are required by law to compensate employees for work-related injuries and failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

Furthermore, oil and gas exploration and production operations by us or operators of assets in which we have an interest will involve risks normally incidental to such activities, including blowouts, oil spills, gas leaks, explosions, fires, equipment damage or failure, natural disasters, geological uncertainties, unusual or unexpected rock formations and abnormal pressures. Offshore operations are also subject to natural disasters as well as to hazards inherent in marine operations and damage to pipelines, platforms, facilities and sub-sea facilities from trawlers, anchors and vessels. Our producing fields are located in areas that can be subject to extreme weather conditions, flooding, earthquake and other natural disasters. Additionally, we or the operators of assets in which we have an interest may face interruptions or delays in the availability of oil field services, equipment or infrastructure, including seismic survey vessels, rigs, pipelines and storage tanks, on which oil and gas exploration and production activities are dependent.

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

We depend upon third parties for supply of a portion of our raw material requirements, for the continuance of certain iron ore mining leases, and for execution of our projects and supply of equipment and services, as well as for offtake of our production volumes

We source a majority of our copper concentrate and a portion of alumina requirements from third parties. For example, in fiscal year 2016, we sourced approximately 100% of our copper concentrate and 47% of our alumina requirements from third parties. Profitability and operating margins of our copper and aluminium business depends on the ability of the suppliers to ensure timely delivery of the contracted volumes. Also, profitability and operating margins of our aluminium business depends upon our ability to obtain the required alumina at prices that are low relative to the market prices of aluminium products that we sell and our ability to source these raw materials at a reasonable price.

We are operating our Sonshi iron ore mine that is leased by the state of Goa to third parties through an ore raising arrangement. Under the contract, we, as a contractor, are responsible for extracting the ore, which we then purchase back from the relevant third party owners. During fiscal year 2016, approximately 0.2 mmt of our crude iron ore production (or approximately 3.9 % of our iron ore production) was derived from our operation of third party mines. As part of our contract arrangements, we generally pay such third party owners a purchase price per ton of iron ore, which is linked to the market price of iron ore. This contract expired on March 31, 2015 and was renewed for period of two years. However, there is no assurance that the third party mine owners will further renew our contract on the same or otherwise favorable terms, or at all. There is also no assurance that, where such mine is owned by a third party under a lease, the third party will apply for a renewal of such lease in a timely fashion prior to its expiry, or be successful in obtaining such renewals. Any failure to renew material contracts or significant increases in royalty payments may adversely affect our business, financial condition, results of operations and prospects.

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

In our oil and gas business, we had infrastructure and oil sales agreements with the GoI nominated public sector refineries and domestic private sector refineries for expected levels of crude oil production from the Rajasthan block until March 2016. Stoppage of off-take or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements. Additionally, two private sector buyers accounted for approximately 78.2% of the total sales of Rajasthan block in fiscal year 2016 and any unforeseen disruption at these buyer’s facilities would affect sales volume and therefore revenue generation. Further, we are subject to the risk of delayed off takes or payment for delivered production volumes or counterparty default. Any of these could have an adverse impact on our crude oil sales and cash flows.

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

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi declared an award rejecting our claim regarding the exercise of the option on January 22, 2011. According to the award, certain clauses of the shareholders’ agreement were held to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on November 4, 2016. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.” There is no assurance that the outcome of our challenge of the award will be favorable to us. In such an event, we may be unable to purchase the GoI’s remaining 49.0% interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which may have a material adverse effect on our results of operations and financial condition.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is on August 20, 2016. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.” There can be no assurance that the arbitral proceedings will result in a favorable outcome for us. In such an event, we may be delayed in the purchase of, or may be unable to purchase, the GoI’s remaining 29.5% interest in HZL or may be required to pay a purchase price in excess of the market value or fair value of those shares, which may have a material adverse effect on our results of operations and financial condition.

Future production from our assets may vary from the forecast

We estimate the annual metal production and the mine life through a detailed mine plan for both open pit and underground mines and the oil and gas production rates and field life through the field development plans. These mine plans and field development plans are prepared based on our estimates of future mine and field performance. Future performance is subject to a number of risks including but not limited to geological conditions being more complex than originally predicted, ore grade being different from estimates, future producer or injector well performance, plant operating efficiencies being less than originally forecast, inadequate power, water or utility supplies, and other constraints. Our zinc and lead mining operations in India are currently transitioning from open pit mining operations to underground mining operations. Difficulties in managing this transition may result in challenges in achieving stated business milestones. Any material fall in production from the current production level or from the estimates due to some or all of the risks detailed above may adversely impact our business, financial condition or results of operations.

In our oil and gas business plateau production rates from the Rajasthan block may be less than forecast. The estimates of production rates and field life contained in the field development plans for the Mangala, Bhagyam, Aishwariya, Raageshwari and Saraswati fields in the Rajasthan block are based on our estimates of future field performance. Where any estimates of future production rates are in excess of the existing approved field plateau production rates in the case of our oil and gas business, the consent of the joint operation partner, the appropriate regulatory authorities and the GoI will be required before any of our oil fields can produce at these enhanced estimates of future production rates. In the event consent of the joint operation partner is delayed or not obtained, production would be limited to the rate set out in the field development plans, which would have a detrimental impact on our business, financial condition or results of operations.

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

For example, the field development plans for the northern fields of the Rajasthan block assume the use of enhanced oil recovery techniques to extract an additional incremental percentage of the estimated oil in place in the reservoirs. Enhanced oil recovery screening studies of these northern fields have concluded that polymer flooding or alkaline surfactant polymer flooding, two common enhanced oil recovery techniques, are the preferred enhanced oil recovery options. Following a successful enhanced oil recovery polymer flood pilot at Mangala, a field development plan for full field application of polymer flood in the Mangala field is currently under advanced stages of implementation. In terms of scale, the project is one of the largest of its kind across the globe. Risks associated with the project include inadequate processing of produced fluids thereby impacting performance of surface facilities and continuous sourcing of polymer for ongoing operations.

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

Our iron ore business is largely dependent on export sales of iron ore to China. As a result, any downturn in the rate of economic growth in China or negative changes in international relations between India and China or negative changes in the Chinese regulatory or trade policies relating to the import of iron ore could have a material adverse effect on our results of operations and financial condition

Our iron ore business is largely dependent on export sales of iron ore to China. For instance in fiscal year 2016, 100% of sales to external customers for Goa was from exports to customers in China. As a result, the performance and growth of our iron ore business is necessarily dependent on the Chinese economy, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. In addition, any deterioration of international relations between India and China, any negative changes in Chinese regulatory or trade policies relating to the import of iron ore or other limitations or restrictions in our ability to export iron ore to China could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax

We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Dariba, Chanderiya, and Zawar benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings. We also have wind mills located in states such as Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan and melting and casting plants at Pantnagar which are also eligible for tax exemption. We pay royalties and cess in relation to our oil and gas business, to the state governments and the central government in India at rates determined by the respective governments, linked to the volume/value of oil that we produce. Any adverse changes in these fiscal terms may have an adverse effect on our costs, results of operations and financial condition. Cess earlier being levied on volume was adversely affecting the net realization in a declining oil price scenario. In the recent budget, levy of cess was made ad valorem basis which will have an adverse impact on us with increase in prices.

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

In addition, we are subject to a Minimum Alternate Tax which sets a minimum amount of tax that must be paid each year based on our book profits. The base Minimum Alternate Tax rate is currently 21.34%. The Minimum Alternate Tax prevents us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

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

The closing market price of HZL’s shares on the NSE, on July 15, 2016 was Rs. 196.2 ($ 3.0) per share. Based solely on this price, if GoI became entitled to sell and exercised this right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0% of their market value, we would be required to pay Rs. 367,178 million ($ 5,542.3 million) for those shares. Assuming the same July 15, 2016 closing market price of HZL’s shares, if GoI became entitled to purchase all of the 2,743,154,310 shares of HZL held by us at a price equivalent to 50.0% of their market value, we would receive Rs. 269,035 million ($ 4,060.9 million) for those shares.

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

We may incur significant costs or loss of reputation in case of leakage of business sensitive information

Any significant breach or failure of our digital infrastructure and/ or cyber security attacks due to negligence or IT security failure or any other reason could seriously disrupt our operations resulting in loss or misuse of data or sensitive information, disruption to our business, damage to our assets, legal or regulatory breaches and potentially legal liability. These could result in significant costs and/ or reputational consequences.

Risks Relating to Our Industry

Commodity prices and the copper TcRc may be volatile, which would affect our revenue, results of operations and financial condition

Historically, the international commodity prices for copper, zinc, oil and gas, iron ore and aluminium and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. For example, between March 31, 2015 and March 31, 2016, the average LME prices of zinc, copper, lead, silver, dated brent and aluminium decreased by 15.8%, 20.4%, 12.4%, 16%, 44% and 15.9% respectively. Historically, international prices for crude oil and natural gas have fluctuated as a result of many macro-economic, geo-political and regional factors. Crude price has declined significantly during the year and substantial or extended declines in international crude oil and gas prices could have an adverse effect on the economics of existing/ proposed projects, capex outlay, results of operations and financial condition. For instance, we purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge (“Tc”) and refining charge (“Rc”), or TcRc, that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Metal Prices, Copper TcRc and Power Tariff.”

Similarly, for the portion of our alumina requirements sourced internally, our profitability is dependent upon the LME price of aluminium, less the cost of production, which includes the cost of mining bauxite, the refining of bauxite into alumina, transportation of bauxite and alumina and smelting of alumina into aluminium. For the portion of our alumina requirements sourced from third parties, our profitability is dependent upon the LME price of aluminium, less the cost of the sourced alumina and the cost of smelting. During fiscal year 2016, 47% of our alumina requirement was sourced from third parties. Further, the units of power generated by our commercial power generation business are also subject to price volatility.

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

Our reserves estimates are based on a number of assumptions, any changes to which may require us to lower our estimated reserves

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

Our metal and oil and gas reserves are estimates and represent the quantity of ore that we believed, as of March 31, 2016, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. For example, fluctuations in the market price of ore and other commodities reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and ultimately result in a restatement of reserves. As a result, you should not place undue reliance on the reserve data contained in this Annual Report. In the event that any of these assumptions turn out to be incorrect, we may need to revise our reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

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

Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations

Copper, zinc and aluminium are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals. Between March 2003 and February 2011, basic customs duties on imported copper, zinc, lead and aluminium decreased cumulatively from 25.0% to 5.0%, and have remained at 5.0% since February 2011. With effect from March 1, 2016 basic custom duty on imported aluminium increased to 7.5%. The GoI may reduce or abolish customs duties on any of these commodities in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales which would have an adverse effect on our business, financial condition or results of operations.

We pay royalties to the state governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the state government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located, at a rate of 10.0%, with effect from September 1, 2014 (with the rate being 8.4% prior to September 1, 2014, of the zinc LME price payable on the zinc metal contained in the concentrate produced and 14.5% (with the rate being 12.7% prior to September 1, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Similarly, Cairn India pays royalties and cess to the state governments and the Central government in India at rates determined by the respective governments, linked to the volume or value of oil produced. Any adverse changes in these fiscal terms may adversely affect our profitability. Cess earlier being levied on volume was adversely affecting the net realization in a declining oil price scenario. In the recent budget, levy of cess was made on an ad valorem basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Demands against HZL by Department of Mines and Geology.” We pay royalties to the state government of Tasmania in Australia based on our extraction of copper ore. We also pay royalties to the government from our Zinc International business. In our iron ore business, we pay royalty on iron ore to the state governments of Goa at 15% of the average price declared periodically by the Indian Bureau of Mines and in Karnataka, royalty / Special Purpose Vehicle contribution at 15% is borne by buyer. We used to pay export duty on export of iron ore at the rate of 30% ad valorem on the Free on Board (‘F.O.B”) value of exports with effect from December 30, 2011 (the rate being 20% prior to December 30, 2011) and the GoI had reduced the rate of export duty on iron ore fines of less than 58 grade from 30% to 10% which is effective from June 1, 2015. The duty was further reduced to nil duty effective March 1, 2016, on exports of iron ore less than 58 grade. In April 2014, the Supreme Court of India ordered to create the Iron Ore Goa Permanent Fund, wherein all lease holders have to contribute 10% of sales value to this fund, See “Item 5 — Operating and Financial Review and Prospects — Factors Affecting Results of Operations — Government Policy” for details.

Changes in tax laws could also result in additional taxes payable by us. For example, the GoI raised the export duty on iron ore fines twice during 2011, first to 20% with effect from March 1, 2011 and then to 30% with effect from December 30, 2011. Currently, export duty is applicable on above 58 Fe grade iron ore only

Towards end of the fiscal year 2015, the MMDRA is notified which brings greater transparency in granting of mineral concessions through an e-auction process. It also removes certain uncertainties relating to automatic renewals of mine leases for future periods. However for existing mining leases, it notifies an amount not exceeding royalty, to be contributed to District Mineral Foundation (DMF) for the benefit of people affected by mining and an additional amount equivalent to 2% of royalty to National Mineral Exploration Trust. DMF contribution has now been notified at 30% of the base royalty rate in September 2015.

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

Risks Relating to Our Relationship with Vedanta

We are controlled by Vedanta and our other shareholders’ ability to influence matters requiring shareholder approval will be extremely limited

We are a majority-owned and controlled subsidiary of Vedanta. Volcan Investments Limited, or Volcan holds 62.47% of the share capital and 69.70% of the voting rights of Vedanta as of July 15, 2016. Volcan is a holding company, 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan and consequently controls all voting and investment decisions of the Trust. Vedanta shares beneficially owned by Volcan may be deemed to be beneficially owned by the Trust, of which Mr. Anil Agarwal is the protector and with effect from October 16, 2014, one of the beneficiary. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that seeks to facilitate the carrying on of Vedanta’s business independently of Volcan, its direct and indirect shareholders, and their respective associates, or as collectively referred to below, the Volcan Parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.” However, we cannot assure you that Vedanta, and in turn we, will be able to operate completely independently of the Volcan Parties, despite the relationship agreement, which lack of independence could have a material adverse effect on the holders of our equity shares and ADSs.

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

Vedanta may decide to allocate business opportunities to other members of the Vedanta Group instead of us, which may have a material adverse effect on our business, results of operations, financial condition and prospects

Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, as of July 15, 2016, Vedanta owned 79.4% of Konkola Copper Mines Plc, an integrated copper producer in Zambia, apart from the control exercised on us, and our subsidiaries, through us. As Vedanta controls Konkola Copper Mines Plc it determines the allocation of business opportunities among, as well as strategies and actions of, Konkola Copper Mines Plc and us. Vedanta may determine to have Konkola Copper Mines Plc or any other entity instead of us, pursue business opportunities in the zinc, oil and gas, copper, iron ore, aluminium or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees as security for the obligations of certain of our subsidiaries and other companies within the Vedanta Group and we will have liability under these guarantees in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition

We have issued several guarantees in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta Group, including guarantees issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees cover obligations aggregating Rs. 25,755 million ($ 388.8 million) as of March 31, 2016 the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our business, financial condition or results of operations. See Note 29 “Commitments, contingencies, and guarantees” on Notes to the consolidated financial statements.

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

Some of our directors and executive officers may have conflicts of interest because of their ownership of Vedanta shares, options to acquire Vedanta shares and positions with Vedanta

Some of our directors and executive officers own Vedanta shares and options to purchase Vedanta shares, including through their continued participation in the Vedanta Long-Term Incentive Plan 2003 and Vedanta Long-Term Incentive Plan 2014, the Vedanta LTIP, PSP or ESOP schemes of Vedanta. In addition, some of our directors and executive officers are directors or executive officers of Vedanta. Ownership of Vedanta shares and options to purchase Vedanta shares and the presence of an executive officer of Vedanta on our Board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.

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

As the domestic Indian market constitutes the major source of our revenue, the downturn in the rate of economic growth in India due to the unprecedented and challenging global market and economic conditions, or any other such downturn for any other reason, will be detrimental to our results of operations

In fiscal year 2016, approximately 69.3% of our revenue was derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc, aluminium and power sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities we produce and, as a result, on our business, financial condition and results of operations.

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

Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. For example, the pipeline to transport crude oil from the northern fields of the Rajasthan block to Salaya, and thereafter to the Bhogat terminal in Gujarat, passes near Bhuj, which was the epicenter of an earthquake measuring 6.9 on the richter scale in 2001 and that resulted in the deaths of approximately 30,000 people as well as damage to the infrastructure in the region. Although our Rajasthan block crude oil production plans assume that the proposed pipeline will withstand damage from fire, earthquakes, floods, storms and similar events, there can be no assurance that the pipeline will withstand damage from such events. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the GoI or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities which would cause us to reduce or close our operations. Our business and operating activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

Currency fluctuations among the Indian Rupee, the US dollar and other currencies could have a material adverse effect on our results of operations

Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees and, to a lesser extent, Australian dollars, Sri Lankan Rupees, Euros, Namibian dollars, South African Rands and Liberian dollars. In addition, in fiscal year 2016, 30.3% of our revenue was derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar and between other currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. See “Item 10. Additional Information—D. Exchange Controls”. Our results of operations or financial condition could be adversely affected if the US dollar depreciates against the Indian Rupee or other currencies. We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on our business, financial condition or results of operations.

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

Political, economic and social risks associated with investments in countries other than India could have an adverse effect on our business

In addition to operating in India, we currently operate in various other jurisdictions including Sri Lanka, Australia, Namibia, South Africa, Ireland and Liberia. Certain of these countries are subject to political, economic and social developments that may, individually or in combination, create risks for investors that may be more difficult to predict or measure than would be the case in certain developed economies. Any political instability could have an adverse impact on the economy as a whole. Political disruptions and civil unrest that may occur in any of these countries could potentially have an adverse effect on exports and, consequently, on our business, financial condition or results of operations. For example, the Ebola epidemic in Liberia resulted in stoppage of drilling, exploration work for iron ore during fiscal year 2015. We evacuated staff in Liberia owing to the ebola risk in 2015. In consideration of the suspension of exploration in Liberia, low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project, an impairment charge of US$227.6 million has been recognised, in fiscal year 2016.

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

As of March 31, 2016 we had 2,964,694,239 equity shares outstanding, including 228,184,620 equity shares represented by 57,046,155 ADSs. All our 2,964,694,239 outstanding equity shares are freely tradable on the NSE and BSE. Furthermore, Vedanta, through Twin Star and other investment companies, continued to have effective control over 1,863,458,132 of our total outstanding equity shares (including equity shares representing ADSs), which represented 62.85% of our outstanding share capital as of July 15, 2016.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2016 is, in part, based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and equity shares, fluctuations in the market price of the ADSs and equity shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2016 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In July 2008, Sterlite Energy was successful in an international bidding process and was awarded the construction of a 1980 MW coal-based thermal commercial power plant at Talwandi Sabo in the State of Punjab, India. On September 1, 2008, Sterlite Energy completed the acquisition of TSPL for a purchase price of Rs. 3,868 million ($ 58.4 million).

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

On June 14, 2015, the Company announced a proposed merger with Cairn India in a cashless all stock transaction which was approved by the stock exchange. Thereafter on July 22, 2016, the Company and Cairn India Limited announced the revised terms to the merger. As per the revised terms, on completion the non-controlling shareholders of Cairn India will receive for each equity share held one equity share in Vedanta Limited of face value Re. 1 each, and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of Rs. 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India. The transaction is conditional on Vedanta Limited, Cairn India and Vedanta plc shareholder approvals, as well as the Indian High Court, and other customary approvals. Vedanta Limited will continue to be listed on the BSE and NSE, with ADSs listed on the NYSE.

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

Our equity shares are beneficially held by the Twin Star, Finsider, Westglobe and Welter Trading, which are in turn wholly-owned subsidiaries of Vedanta. Twin Star, Finsider, Westglobe and Welter Trading held 46.5%, 13.5%, 1.5%, 1.3%, respectively, of our share capital as of March 31, 2016.

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

Cairn India Consolidation

Prior to the Re-organization Transactions, Sesa Goa along with one of its subsidiaries Sesa Resources Limited, held 20.1% of the total outstanding equity share capital of Cairn India. Pursuant to the share purchase agreement dated February 25, 2012 between BFL, a wholly owned subsidiary of Sesa Goa and VRHL, BFL acquired 38.68% shareholding in Cairn India and an associated debt of $ 5,998 million by way of acquisition of TEHL, for a nominal cash consideration of $ 1. With effect from August 26, 2013, TEHL, TMHL and Cairn India (including all of its subsidiaries) have become subsidiaries of Sesa Goa. As a result, Sesa Sterlite held 58.76% of the total shareholding of Cairn India as of August 26, 2013. As of March 31, 2016, Vedanta Limited held 59.88% of the total shareholding of Cairn India.

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

Brief History of Sesa Goa

Sesa Goa was incorporated as a private company under the laws of India in Panaji, state of Goa, India on June 25, 1965 as Sesa Goa Private Limited. It became a public limited company following a public offering of its shares in 1981. In 2007, Vedanta Resources, through its subsidiaries, acquired 51.0% of Sesa Goa Limited from Mitsui Co. Ltd. which was subsequently increased to 55.13% by fiscal year 2013.

On June 11, 2009, Sesa Goa entered into a share purchase agreement with the shareholders of V.S. Dempo & Co. Private Limited (which later changed its name to Sesa Resources Limited) pursuant to which Sesa Goa agreed to purchase the entire issued share capital of Sesa Resources Limited for a total consideration of Rs. 17,500 million ($ 264.1 million) on a debt-free and cash-free basis other than with respect to two loans owed to Mitsui and the Bank of India, New York. The transaction included the purchase of the entire issued share capital of Sesa Resources’ wholly-owned subsidiary, Sesa Mining Corporation Limited, and 50.0% of the share capital held by Sesa Resources Limited in Goa Maritime Private Limited. The assets acquired include mining leases, mining rights and related infrastructure in Goa.

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

On March 2, 2012, Sesa Goa acquired 100% of the equity share capital of Goa Energy Private Limited engaged in the business of power generation from Videocon Industries. The name was subsequently changed to Goa Energy Limited on January 4, 2013.

B. Business Overview

OUR INDUSTRY

Unless otherwise indicated, all data relating to the zinc and copper industries contained in this Annual Report is primarily derived from Wood Mackenzie and other industry sources. Unless otherwise indicated, all data relating to the aluminium industry contained in this Annual Report is primarily derived from CRU International Ltd (“CRU”) and other industry sources. Unless otherwise indicated, all data relating to the oil and gas industry contained herein is primarily derived from BP Statistical Review of World Energy June 2016. Unless otherwise indicated, all data relating to the iron ore industry contained herein is primarily derived from the Bureau of Resources and Energy Economics, Australia (“BREE”) and the United States Geological Survey (“USGS”).

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

Zinc

Global Zinc Market

Background

The principal use for zinc in the west is galvanizing, which involves coating steel with zinc to guard against corrosion. According to Wood Mackenzie, galvanizing (including sheet, tube, wire and general galvanizing) accounted for approximately 60% of world’s consumption of zinc in fiscal year 2012.The main end-use industries for galvanized steel products are the construction and infrastructure industries, automobile manufacturing, consumer products and industrial machinery manufacturers, and it is these industries on which zinc consumption ultimately depends. The next largest use of zinc is in the production of die-casting alloys (13%), brass semis and castings (11%) and oxides and chemicals (9%). Alloys are principally used in vehicles, toys and hardware etc.

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

For custom smelters, Tc rates have a significant impact on profitability, as prices for zinc concentrate are equal to the LME price net of Tc, and prices of finished zinc products are equal to the LME price plus a premium. A significant proportion of concentrates is sold under frame contracts and Tcs are negotiated annually. The main conditions of the contract which are subject to negotiation are the Tcs that are expressed in US dollars per dry metric ton of concentrate and price participation (under long-term contracts). The Tc rates are influenced by the supply and demand situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.

Global Zinc Reserves

As of December 31, 2015, global zinc reserves were estimated to be 200 million tons, according to preliminary estimates by the USGS. Australia, China, Peru, Mexico and India collectively account for 75.5% of world reserves.

The following table sets forth world zinc reserves:

Reserves
(in million tons)
Australia	63.0
China	38.0
Peru	25.0
Mexico	15.0
United States	11.0
India	10.0
Canada	6.2
Bolivia	4.6
Kazakhstan	4.0
Ireland	1.1
Other countries	26.0

World Total (rounded)	200.0

Source: USGS, Mineral Commodity Summaries, January 2016

Zinc Consumption

Global zinc consumption increased 0.6% in 2015, from a volume of 13.8 million tons in 2014 to 13.9 million tons in 2015 according to Wood Mackenzie.

Asia, Europe and North America together accounted for approximately 91.9% of global zinc consumption in 2015. Turkey, China, the Russian Federation, Thailand, South Korea and Indonesia followed by India, are among the fastest growing substantial zinc markets in the world with a compounded annual growth rate (“CAGR”) of 11.7%, 7.9%, 7.4%, 6.9%, 6.5%, 5.4% and 4.6% respectively between 2009 and 2014. China and India are expected to lead future growth as well.

The following table sets forth the regional consumption pattern of refined zinc in 2015:

	Year Ended December 31, 2015
	Volume	%
	(thousands of tons, except percentages)
Europe	2,328	16.8%
China	6,616	47.5%
Rest of Asia(1)	2,208	15.8%
North America	1,416	10.1%
Latin America	385	2.8%
India	634	4.7%
Oceania	143	1.4%
Africa	138	0.9%

Total (rounded)	13,915	100.0%

Notes:

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, Q2, 2016

Zinc Supply

According to Wood Mackenzie, the five largest zinc mining countries are China (36.4%), Australia (12.2%), Peru (9.9%), India (6.5%) and the United States (6.0%).These countries collectively accounted for 71.1% of total zinc mined worldwide in 2015. The five largest zinc mining companies in 2016 were Glencore Xstrata (7.9%), HZL (5.9%), Teck Limited (5.1%), Votorantim (3.0%) and Boliden (2.6%).

The following table sets forth the regional production pattern of zinc mines in 2015:

	Year Ended December 31, 2015
Region	Volume	%
	(thousands of tons, except percentages)
Europe	899	6.8%
China	4,767	36.5%
Rest of Asia(1)	903	6.9%
North America	1,760	13.4%
Latin America	2,013	15.4%
India	846	6.5%
Australia	1,599	12.2%
Africa	302	2.3%

Total	13,089	100.0%

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, Q2, 2016

With a production of 6.1 million tons of refined zinc in 2015, China is the largest single zinc-producing country in the world. The other major zinc producing countries South Korea (6.6%), India (6.1%), Canada (4.9%) and Japan (4.1%) account for approximately 65.9% of total global refined zinc production. The five largest zinc producing companies in 2015 were Korea Zinc Company Limited (8.3%), Nyrstar NV (7.2%), Glencore Xstrata (6.6%), HZL (5.5%), and Votorantim Group (4.0%), which together accounted for about 31.6% of the total refined zinc produced worldwide in 2015.

The following table sets forth the regional production pattern of refined zinc in 2015:

	Year Ended December 31, 2015
Region	Volume	%
	(thousands of tons, except percentages)
Europe	2,224	16.0%
China	6,150	44.2%
Rest of Asia(1)	2,289	16.5%
North America	1,186	8.5%
India	850	6.1%
Latin America	635	4.6%
Oceania	486	3.5%
Africa	83	0.5%

Total	13,903	100.0%

Notes:

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East and Russia.

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, Q2, 2016

Pricing

Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven.

During 2015, zinc prices averaged at $1,914 by year end, which was 11.4% lower than last year.

The following table sets forth the movement in zinc prices from 2006 to 2015:

	Year ended December 31
Zinc Prices	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
	($ per ton, except percentages)
LME Cash Price	3,272	3,248	1,870	1,658	2,158	2,190	1,946	1,910	2,162	1,914
% Change	136.9	(0.7)	(42.4)	(11.3)	30.1	1.5	(11.1)	(1.9)	13.2	(11.4)

Source: Wood Mackenzie Metals Market Service Report—Long Term Outlook, Q2, 2016

The last closing LME zinc cash price was $ 1,785 per ton as of March 31, 2016.

Indian Zinc Market

Background

The USGS estimates India’s zinc reserves to be around 10 million tons, making it the sixth largest country in terms of zinc reserves globally (USGS, Mineral Commodity Summaries, January 2016). The Indian zinc industry has only two domestic producers. The leading producer is our majority-owned subsidiary, HZL. HZL had an estimated 79.1% market share in India in fiscal year 2016, according to the Indian Lead and Zinc Development Association. According to ILZDA, the only other zinc producer in India, but not integrated and depends on imports of zinc concentrate, is Binani Zinc Limited, which had a market share of one percent of the Indian market in terms of sales volume in fiscal year 2016. According to ILZDA, imports and secondary sources accounted for the remaining 19.9% market share.

Consumption Pattern

According to Wood Mackenzie, consumption of refined zinc in India reached 634,000 tons during 2015. The principal use of zinc in the Indian market is in the construction and infrastructure sector, which currently accounts for an estimated 70.0% of total consumption.

Wood Mackenzie forecasts Indian refined zinc demand to increase at a CAGR of 6.6% from 634,000 tons in 2015 to 873,000 tons in 2020.

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

Market Outlook

Global zinc outlook

Global zinc demand is forecasted to grow at 3.7% in 2016 as per Wood Mackenzie. Glencore’s decision to cut mine production in 2015 by 100kt and a further 500kt in 2016 has transformed the near term fundamentals for zinc.

After three years of abnormal market dynamics with surpluses in the concentrate market and deficits in the refined market, the dynamic returned to normal in 2015 with deficits in both the concentrate and refined markets. 2016 is projected to be the fifth year of a global refined market deficit and the year when the sustained draw down of general inventories should begin to manifest itself in the form of lower exchange stocks towards the end of the year.

Refined market tightness is forecast to become acute in 2017 and 2018.

Indian zinc outlook

Indian zinc demand saw a reduction in growth of (2.2%), mainly on the account of subdued demand from the galvanized steel sector, which accounts for approximately 70% of the total zinc demand. Recent mine closures and price-induced shutdowns have resulted in a deficit in the market and fundamentals are improving. With the GoI’s impetus to stop the influx of cheap steel imports, the sector is slowly recuperating and demand is picking up. The 2016 demand growth is projected at 7.6%.

Global Oil and Gas Market

Background

The short term outlook of US Energy Information Administration (“EIA”) published in April 2016, pegs global oil demand for 2016 at 94.9 mmbopd vis-à-vis the 2015 demand of 93.7 mmbopd, an increase of 1.3%. Real Gross Domestic Product (“GDP”) (weighted by oil consumption) is expected to increase by 2.3% in 2016. The demand from countries which are not members of the Organization for Economic Cooperation and Development (“OECD”) is expected to grow by 1.0 mmbopd in 2016 as compared to 2015 averages but a slowdown in Chinese growth poses downside risk. OECD demand, is expected to grow by 0.2 mmbopd in 2016. Japanese and European demand is expected to decline. The United States is expected to remain the leader of OECD demand.

According to the BP Statistical Review of World Energy 2016, the global consumption for crude oil grew by 1.9% in 2015 and increased to 95,008 kbopd, a rise of 1,899 kbopd over consumption in 2014. The increase in crude oil consumption in the Asia-Pacific and the Middle East regions in 2015 over 2014 was 1,325 kbopd and 217 kbopd respectively.

North America and Europe witnessed an increase of 0.9% and 0.4% in crude oil consumption in 2015 vis-a-vis 2014 with total crude oil consumption in 2015 decreasing by 340 kbopd.

The global consumption for natural gas grew by 1.7% in 2015 and increased to 3,468.6 bcm, a rise of 57.9 bcm over gas consumption in 2014. The increase in natural gas consumption in North America and the Asia-Pacific region in 2015 over 2014 was 16.6 bcm and 3.7 bcm, respectively. Europe and Eurasia witnessed a 2.9 bcm decrease in gas consumption in 2015 vis-a-vis 2014 with total gas consumption in 2015 decreasing to 1,003.5 bcm.

(Source: BP Statistical Review of World Energy 2016)

Global Oil and Gas Reserves

Global oil reserves were estimated to be 1,697.6 billion barrels, as of December 31, 2015 and global gas reserves were estimated at 186.9 tcm. In 2015, Venezuela, Saudi Arabia, Canada, Iran and Iraq had the majority of oil reserves and collectively account for nearly 61.2% of the world’s reserves. On the other hand, Iran, Russian Federation, Qatar, Turkmenistan and the United States have the majority of gas reserves, accounting for nearly 63.5% of the world’s reserves in 2015.

The following table summarizes the current distribution of the world’s oil reserves:

	As of December 31, 2015
	Oil
Country	Reserves	Share of Total(1)
	(In billion barrels)	(in percentage)
Venezuela	300.9	17.7%
Saudi Arabia	266.6	15.7%
Canada	172.2	10.1%
Iran	157.8	9.3%
Iraq	143.1	8.4%
Russian Federation	102.4	6.0%
Kuwait	101.5	6.0%
UAE	97.8	5.8%
United States	55.0	3.2%
Libya	48.4	2.8%
Nigeria	37.1	2.2%
Kazakhstan	30.0	1.8%
Other Countries	185.0	10.9%

World Total	1,697.9	100.0%

The following table summarizes the current distribution of the world’s gas reserves:

	As of December 31, 2015
	Natural Gas
Country	Reserves	Share of Total
	(In tcm)	(in percentage)
Iran	34.0	18.2%
Russian Federation	32.3	17.3%
Qatar	24.5	13.1%
Turkmenistan	17.5	9.4%
United States	10.4	5.6%
Saudi Arabia	8.3	4.5%
United Arab Emirates	6.1	3.3%
Venezuela	5.6	3.0%
Nigeria	5.1	2.7%
Algeria	4.5	2.4%
China	3.8	2.1%
Iraq	3.7	2.0%
Other Countries	31.0	16.6%

World Total	186.9	100.0%

Source: BP Statistical Review of World Energy 2016

Note

(1)	Share of total are calculated using thousand million barrels figures

Global Oil and Gas consumption and production

In 2015, the global oil consumption grew by 1.90 mmbopd or 1.9% over the 2014 demand. Global oil consumption increased from 93,109 kbopd in 2014 to 95,008 kbopd in 2015, according to the BP Statistical Review of World Energy 2016.

The United States was the largest consumer of oil in 2015, with a global market share of around 19.7%, followed by China at 12.9%, India at 4.5% and Japan at 4.4%.

Natural gas consumption grew by 1.7% rising from 329.9 bcf in 2014 to 335.6 bcf in 2015. The United States is the largest consumer of natural gas, with annual demand of 75.3 bcf, singularly accounting for 22.8% of global demand. Other prominent natural gas consuming countries are Russia and China, accounting for 11.2% and 5.7%, respectively.

The following table sets forth the regional consumption pattern for oil and gas:

	Year Ended December 31, 2015
	Oil Volumes		Gas Volumes
	(in kbopd)	%(1)	(in bcf per day)%
North America	23,644	23.9%	93.2	28.1%
United States	19,396	19.7%	75.3	22.8%
Others	4,248	4.3%	18.0	5.3%
South & Central America	7,083	7.5%	16.9	5.0%
Argentina	679	0.7%	4.6	1.4%
Brazil	3,157	3.2%	4.0	1.2%
Others	3,247	3.6%	8.4	2.5%
Europe & Eurasia	18,380	19.9%	97.1	28.8%
Russia	3,113	3.3%	37.9	11.2%
Germany	2,338	2.5%	7.2	2.1%
France	1,606	1.8%	3.8	1.1%
Others	11,323	12.3%	48.2	14.3%
Middle East	9,570	9.8%	47.4	14.1%
Saudi Arabia	3,895	3.9%	10.3	3.1%
Iran	1,947	2.1%	18.5	5.5%
Others	3,728	3.9%	18.6	5.5%
Africa	3,888	4.2%	13.1	3.9%
Asia Pacific	32,444	34.7%	67.8	20.1%
China	11,968	12.9%	19.1	5.7%
Japan	4,150	4.4%	11.0	3.3%
India	4,159	4.5%	4.9	1.5%
Others	12,167	12.9%	32.9	9.8%

Global Total	95,008	100.0%	335.6	100.0%

Source: BP Statistical Review of World Energy 2016

Note

(1)	Share of total are calculated using million ton of oil equivalent

Global oil production increased by 2.8 mmbopd, or 3.2% in 2015 compared to 2014. Global oil production increased from 88.8 mmbopd in 2015 to 91.6 mmbopd in 2014, according to the BP Statistical Review of World Energy 2016.

The United States was the largest producer of oil in 2015 with a global market share of 13.0% (12,704 kbopd), followed by Saudi Arabia at 13.0% (12,014 kbopd) and Russia at 12.4% (10,980 kbopd).

Global gas production increased from 335.1 bcf per day in 2014 to 342.4 bcf per day in 2015, registering a growth of 2.2%. The United States was the largest producer of natural gas at 74.2 bcf per day with global market share of 22.0% during the year ended December 31, 2015, followed by Russia at 16.1%.

The following table sets forth the regional production pattern for oil and gas:

	Year Ended December 31, 2015
	Oil Volume		Gas Volume
	(in kbopd)	%(1)	(in bcf per day)%
North America	19,676	20.9%	95.2	28.1%
United States	12,704	13.0%	74.2	22.0%
Others	6,973	7.9%	21.0	6.1%
South & Central America	7,712	9.1%	17.3	5.0%
Venezuela	2,626	3.1%	3.1	0.9%
Brazil	2,527	3.0%	2.2	0.6%
Others	2,559	3.0%	11.9	3.5%
Europe & Eurasia	17,463	19.4%	95.8	27.8%
Russia	10,980	12.4%	55.5	16.1%
Others	6,483	7.0%	40.3	11.7%
Middle East	30,098	32.4%	59.8	17.4%
Saudi Arabia	12,014	13.0%	10.3	3.0%
Others	18,084	19.4%	49.5	14.4%
Africa	8,375	9.1%	20.5	6.0%
Nigeria	2,352	2.6%	4.8	1.4%
Others	6,023	6.5%	15.6	4.5%
Asia Pacific	8,346	9.1%	53.9	15.7%
China	4,309	4.9%	13.3	3.9%
India	876	0.9%	2.8	0.8%
Others	3,161	3.3%	37.7	11.0%

Global Total	91,670	100.0%	342.4	100.0%

Source: BP Statistical Review of World Energy 2016

Note

(1)	Share of total are calculated using million tons of oil equivalent

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

In 2015, Europe Brent spot prices averaged around $ 52.3 per barrel, around 47.2% lower as compared to the 2014 average. Europe Brent Spot prices were highly volatile and traded within a range of $ 26-66 per barrel during fiscal year 2016, ending the year at $ 36.8 per barrel according to US Energy Information Administration (Europe Brent Spot Price F.O.B (Dollars per Barrel), Release Date – May 04, 2016.

The movement of annual average oil prices from 2006 to 2015 was as follows:

	Annual Average Prices
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Europe Brent Spot Price, USD/barrel	65.2	72.4	96.9	61.7	79.6	111.3	111.6	108.6	99.0	52.3
% Change	19.4%	11.2%	33.8%	(36.3%)	28.9%	39.8%	0.3%	(2.7%)	(8.8%)	(47.2%)

Source: US Energy Information Administration (Europe Brent Spot Price FOB (Dollars per Barrel), Release Date – May 04, 2016)

As there is no single global market for natural gas, the natural gas market is evolving differently in different geographic regions. Globally, there are three main regional hubs for the pricing of natural gas: the United States (Henry Hub Prices), the United Kingdom (NBP Price), and Japan (imported gas price, mostly linked to crude oil).

Indian Oil and Gas Market

Background

According to the BP Statistical Review of World Energy 2016, India is a refining surplus country, with a total refining capacity of 4,307 kbopd. However, the country is primarily dependent upon crude oil imports to meet its demand which was 3,919 kbopd in 2015. Domestic crude oil only contributes about 876 kbopd (20%) of the country’s total refining demand.

According to the Ministry of Petroleum and Natural Gas, national oil companies like ONGC and Oil India Limited are the primary producers of crude oil in India, together accounting for approximately 510 kbopd of domestic production. Cairn India is a major private producer, with a net operating production of 89.1 kbopd for fiscal year 2016.

India is a gas deficient country with domestic production being 29.2 billion cubic meters with total liquefied natural gas imports of 21.7 billion cubic meters during 2015 according to BP Statistical Review of World Energy 2016.

Nationalized oil companies like ONGC and Oil India Limited are the primary producers of natural gas in India, with Reliance Industries Limited being the dominant private producer. Fertilizer units, gas-based power plants, city-gas distribution entities and industrial consumers are the primary consumers of natural gas produced in India. For fiscal year 2016, Cairn India had a net operating production of 11.8 mmscfd.

Consumption Pattern

According to the BP Statistical Review of World Energy 2016, India was the third largest consumer of oil after the United States and China, consuming 4,159 kbopd (4.5% of global consumption) of oil in 2015. On the other hand, India accounted for daily gas consumption of 4.9 bcf (1.5% of global consumption) in 2015.

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

In October 2014, GoI issued the New Domestic Natural Gas Pricing Guidelines, 2014. The gas price determined under these guidelines is applicable to all natural gas produced domestically with certain specified exceptions. The GoI issues the natural gas price based on the New Domestic Natural Gas Pricing Guidelines, 2014 on a half-yearly basis through the Petroleum Planning and Analysis Cell of the Ministry of Petroleum and Natural Gas. Domestic natural gas sales are subject to local levies such as central sales tax or value added tax.

The current applicable tax rates for natural gas sold from Cairn India assets are as follows:

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

World Iron Ore Reserves

As of December 31, 2015, global crude iron ore reserves were estimated at 190 billion tons according to the preliminary estimates by the USGS as published in January 2016. Australia, Brazil, Russia, China and United States collectively account for approximately 71.8% of world crude iron ore reserves

The following table sets for the world iron ore reserves as of December 31, 2015:

	Crude Ore	Iron Content
	(million tons)
Australia	54,000	24,000
Russia	25,000	14,000
Brazil	23,000	12,000
China	23,000	7,200
United States	11,500	3,500
India	8,100	5,200
Ukraine	6,500	2,300
Canada	6,300	2,300
Sweden	3,500	2,200
Iran	2,700	1,500
Kazakhstan	2,500	900
South Africa	1,000	650
Other countries	18,000	9500

World total (rounded)	190,000	85,000

Source: USGS, Mineral Commodity Summaries, January 2016

World Trade in Iron Ore

Global iron ore demand is projected to remain relatively flat, continued displacement of domestically produced iron ore in China with seaborne iron ore is expected to result in a modest increase in international trade. As a reflection of this, the global iron ore trade is projected to increase by 1.3% a year between 2015 and 2021, to reach 1.6 billion tons.

The following table sets for the world iron ore trade (million tons)

Year Ended December 31,	2015
Iron ore imports
China	968
European Union	141
Japan	132
South Korea	75
India	28
Iron ore exports
Australia	767
Brazil	366
Ukraine	52
India (net exports)	6

World trade	1,476

Sources: BREE Resources and Energy Quarterly, March Quarter 2016

Iron ore imports

China is projected to remain the largest source of growth in iron ore imports over the medium term because of the expected continued displacement of domestic production, which is relatively high cost and lower quality compared with seaborne iron ore. China’s imports are projected to reach 1.0 billion tons in 2021, up from an estimated 968 million tons in 2015, despite slowing demand from the domestic steel industry. China is expected to import 98% of its iron ore needs by 2021 which is up from 83% in 2015.

This assessment assumes that most of China’s high-cost capacity will be closed. China has significant iron ore reserves which is estimated at 7 billion tons after adjusting for iron content, but the low grades require extra processing to make them suitable for steelmaking, which increases the cost of production. If China’s iron ore production does not continue to slow as projected, growth in the global seaborne trade could be as little as half of that which has been projected, prices would be lower and Australia’s exports would grow less than expected.

India is projected to transition from being a net exporter of iron ore in 2014 to importing 46 million tons of iron ore in 2021. While India has significant reserves of iron ore, estimated at 8.1 billion tons at 64% iron content, the high cost of production coupled with output caps in the key producing regions of Karnataka, Odisha and Goa mean that it is unlikely that India will be able to produce sufficient quantities of iron ore to meet demand from its growing steel industry.

While India is projected to become a significant source of growth in seaborne iron ore demand over the medium term, this may not eventuate if government mining restrictions are lifted or export duties are reduced. In addition, the GoI may introduce policies to ensure that it is self-sufficient in iron ore. Further, there is some uncertainty around the projections for India’s steel production, which determines the level of domestic demand.

The United States is also projected to transition to become a net importer of iron ore, importing 20% of its iron ore needs in 2021. This reflects continued moderate growth in US steel production coupled with expectations for lower iron ore mine capacity over the medium term.

Iron ore exports

Export growth is projected to come almost entirely from Australia and Brazil, an increase projected from 52% and 25% in 2015 to 58% and 31% in 2021, respectively. Import growth is projected to largely come from China and India and, to a lesser extent, the United States and Japan.

The rapid decline in iron ore prices since they peaked in 2011 has contributed to an increase in the number of loss-making operations. With prices expected to stay low over the medium term, many higher cost operations are likely to close. In addition, new low cost capacity is expected to be commissioned by 2021, which is expected to further displace higher cost producers. With most of the low cost production expected from Australia and Brazil, these two countries are projected to increase their share of global iron ore exports from a combined 77% in 2015 to 90% in 2021.

Australia’s iron ore exports are forecast to increase by 10 per cent to 846 million tonnes in 2016, and to continue to increase over the projection period to reach 926 million tonnes in 2021.

Australia’s iron ore exports over the medium term are projected to be supported by an expansion of production from Australia’s largest iron ore miner, Rio Tinto. Rio Tinto is expected to commission its Koodaideri and Turee Syncline projects, both of which are currently undergoing feasibility studies in the next few years, while production at Rio Tinto’s Hamersley mines is expected to increase following capacity expansions.

While Australia’s largest iron ore mines are generally low cost and are anticipated to remain viable till 2021, an extended period of low prices is expected to result in closures at smaller, high cost mines. For example, Pluton Resources’ Cockatoo Island project went into care and maintenance in August 2015 due to financial difficulties. In addition, Gindalbie’s Karara iron ore mine, which mainly produces low value magnetite, has been running at a loss and is at risk of closing following a decision by Chinese partner Ansteel to withdraw funding support.

Brazil’s iron ore exports are forecast to grow by 7% in 2016 and by 5% a year on average until 2021, despite the temporary closure of the BHP Billiton and Vale joint-owned Samarco mine. In November 2015, iron ore production ceased at Samarco due to a severe tailings dam burst. The mine, which has a productive capacity of 32 million tons a year, may take several years to obtain the necessary environmental approvals to recommence operation. The Samarco mine is projected to remain closed over the medium term. If it reopens earlier, Brazil’s iron ore production would increase faster than projected.

The projected growth in iron ore production in Brazil is underpinned by new, low cost capacity being completed. In particular, operations at Vale’s S11D expansion at the Carajás complex are scheduled to begin in 2016. Production at S11D is expected to increase over several years to eventually reach 90 million tons a year. S11D is the world’s largest iron ore mining project and is expected to deliver ore at low cost. However, as is expected in Australia and the rest of the world, new low-cost capacity in conjunction with soft growth in global demand is expected to result in some closures at smaller, high cost Brazilian operations.

Consumption and Supply

Global consumption and supply of iron ore closely reflects the consumption and supply scenario in steel, as about 98% of the global iron ore production is used in steel making.

World steel consumption

World steel consumption is estimated to have fallen by 2.4% in 2015 to 1.61 billion tons, due in large part to a slowdown in investment activity in China. Increased consumption in India, the United States and other emerging economies was insufficient to offset falling demand in China, Brazil and Russia.

China’s steel consumption is estimated to have decreased by 4.8% in 2015, the fastest rate in more than 15 years. Most of the decline in China’s steel consumption in 2015 was attributable to lower steel use in construction, although demand for use in railways, machinery and ship building also contracted. This was partially offset by a moderate increase in steel demand in the production of automobiles and household appliances. Automobiles and household appliances collectively represent around 9% of China’s steel consumption.

China’s steel consumption is projected to continue to decrease each year over the medium term, although the rate of decline is expected to moderate. By 2021, China’s steel consumption is projected to be 640 million tons which is 14% lower than its 2014 peak of 740 million tons. Underpinning China’s declining demand for steel is a slowdown in residential property construction and, more broadly, the Government’s objective of steering the economy away from relatively steel-intensive investment-led growth toward a less steel-intensive consumption-led growth path.

While growth in construction fixed asset investment continued to improve in the first two months of 2016, significant over-investment during the past few years is expected to dampen construction activity over the medium term. In particular, China’s property sector is well-supplied and a drawdown in surplus housing stock will take time. Between 2009 and 2015, China commenced construction of 8,760 million square metres of residential floor space, but only sold 7,072 million square metres.

China is expected to continue to invest in infrastructure over the short to medium term. Notably, the thirteenth Five-Year Plan (2016–2020) included planned expenditure of $ 538 billion on new rail tracks. Increased domestic consumer spending is expected to support higher manufacturing activity. However, growth in steel demand from these sectors is unlikely to outweigh falling demand from the construction sector, which accounts for the majority of China’s steel use.

India’s steel consumption is projected to grow rapidly, underpinned by strong economic growth, urbanisation, investment in infrastructure and the expansion of its manufacturing base.

India’s projected steel demand implies a steel intensity of 97 kilograms per person in 2021. This remains well below that of Organisation for Economic Co-operation & Development (“OECD”) countries, which consumed 414 kilograms of steel per person in 2014. India’s relatively low steel consumption per person reflects its limited urbanisation to date, with increases in steel intensity largely determined by the rate at which a country urbanises and industrialises.

World steel production

In 2016, global steel production is forecast to decline for a second consecutive year because of lower production in China. However, production is projected to increase slowly from 2017, as output in India and large advanced economies expands. Despite the expected return to growth, global steel production is projected to be lower in 2021 than it was in 2014, with lower production in China to be only partly offset by increased production elsewhere.

China’s steel production is estimated to have declined by 2.1% to 806 million tons in 2015, following relatively steady production in 2014. Despite the slowdown in China’s steel production, consumption has declined faster, and for longer. This contributed to lower steel prices in China and a rapid increase in China’s steel exports. China’s net exports of crude steel were an estimated 101 million tons in 2015 which is more than double the volume exported three years earlier and equivalent to 6% of global production.

Partly responsible for the sharp increase in China’s steel exports was the slow response of China’s state-owned steel producers to lower prices. It is estimated that during 2015, 21% of China’s steel producers (weighted by output) operated at a cash loss compared with 6% and 4% of producers in Japan and India, respectively. China’s steel exports are projected to moderate over the medium term, as the government curbs production at the most inefficient steel mills.

The Chinese Government has announced that it intends to reduce steel capacity between 100 and 150 million tons by 2021.Achieving this target depends on the central government ensuring local governments implement the necessary policies, which may result in job losses.

On balance, China’s steel production is forecast to decrease by 3.1 % in 2016, with the rate of decline moderating till 2021. This assessment is sensitive to the ability of the government to reduce production as well as domestic demand conditions.

Japan’s steel production declined by 5% to 105 million tons in 2015, because of lower demand both domestically and for Japan’s steel exports. Its steel production is forecast to increase by 2.1% in 2016, reflecting an assumed increase in economic growth. South Korea’s crude steel production declined by 2.6% in 2015 despite improved domestic demand conditions, as steel exports fell by 9%.

The United States’ steel production declined by 10% in 2015, despite strong domestic demand conditions stemming from improved construction and manufacturing activity.The Dodge Index of New Construction Starts averaged 12% higher in 2015 than in 2014, while industrial production in manufacturing increased by 2.0%. A draw down in inventories and lower export demand put downward pressure on US steel production in 2015. Steel product inventories fell by 16% to 8.3 million tons, while exports fell by 17% to 9 million tons.

The United States steel product imports declined by 13% in 2015, suggesting that domestic consumers did not substitute domestic production with imported production. Despite this, in February 2016 the United States Government imposed preliminary duties on imports of cold-rolled steel on seven countries, including a 266% duty on Chinese steelmakers. In addition, the US Government has announced its intention to introduce anti-dumping duties on certain hot-rolled steel products from seven countries, including Australia. Australia exported approximately 313,000 tons of crude steel equivalent to the United States in 2015, equivalent to 6% of Australian steel production.

Steel production in the United States is projected to grow at an average annual rate of 2.5% over the medium term reflecting an expected continuation of the United States economic recovery.

India’s steel production increased by 3.5% to 90 million tons in 2015. This growth was supported by anti-dumping duties and import taxes on certain steel products introduced in late 2015. Prior to the introduction of these measures, low-cost steel imports from China were forcing India’s steelmakers to limit output. However, imports have now begun to fall, declining by 22% in 2015.

Steel production in India is projected to continue to grow at an average rate of 7% a year over the medium term, supported by investment in new production capacity. However, this rate is significantly lower than would be implied by the GoI’s targets. The GoI has announced an ambitious steel production target of 300 million tons a year by 2025, which would require an average annual increase in production of 13%.

While this rate of growth is not unprecedented, China’s steel production grew at a similar rate over the last decade and India is not projected to reach this target. This is largely because India is a relatively high cost steel producer (higher than Australia and China), and does not have the advantages that China has in terms of transport infrastructure and access to low-cost financing. As a result, producers are subject to tough import competition. The reduced availability of domestic iron ore for steel making because of mining restrictions in key locations may also limit India’s production growth.

In addition, it is uncertain whether there will be sufficient domestic demand to support the level of steel production that has been targeted. Assuming all of India’s steel production under the GoI’s target is consumed domestically, it would result in India’s steel intensity increasing to more than 200 kilograms per person in 2025, from an estimated 70 kilograms in 2015.

The following table sets forth the world steel consumption and production (in million tons):

Year Ended December 31,	2015
World steel consumption
European Union	166
United States	128
Brazil	18
Russia	41
China	705
Japan	73
South Korea	59
India	90

World steel consumption	1,613

Crude steel production
European Union	166
United States	79
Brazil	33
Russia	71
China	806
Japan	105
South Korea	70
India	90
World steel production	1,629

Sources: BREE; World Steel Association.

Pricing

The following table sets forth the movement in annual average of iron ore prices from 2011 to 2015:

	Year Ended December 31,
	2011	2012	2013	2014	2015
Iron Ore	($ per dry metric ton, except percentages)
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	167.6	128.3	135.3	96.84	55.21
% Change	14.2	(23.4)	5.4	(28.43)	(43)

Source: Bloomberg- PIORECR Index

Iron ore prices are projected to be higher until 2021, but remain well below levels recorded during the height of the mining boom.

While iron ore prices briefly rebounded to $61 per ton in early 2016, increasing global supply coupled with lower demand from China’s steel sector is forecast to result in prices softening by end of the year to average $45 per ton in 2016.

At current prices, a number of high-cost producers, mostly outside of Australia, are making large losses on each ton of iron ore produced. A sustained period of lower prices till 2021 is expected to result in the closure of high-cost capacity as the financial losses of these companies begin to accumulate.

Although these closures will provide some support to prices, new low cost capacity being developed, particularly in Australia and Brazil, should limit any price increase. If high cost capacity takes longer to be closed than anticipated, or if costs at new or existing mines can be reduced further, prices may stay lower for longer

Indian Iron Ore Market

Background

India has been a traditional exporter of iron ore, with most of the exports going to China, Japan, South Korea and other East Asian countries. Overseas iron ore mining companies are looking to acquire rights to explore, mine and export iron ore from India. Key players include National Mineral Development Corporation, Vedanta Limited, Kudremukh Iron Ore Co., Rungta Mines Ltd, Mineral Sales Private Limited and Essel Mining & Industries Ltd. Apart from these, some of the integrated steel companies like Steel Authority of India and Tata Iron and Steel Companies have their own captive mines. Global steel companies such as Pohang Iron and Steel Company, based in South Korea are in the process of constructing greenfield steel production plants integrated into iron ore mines.

Pricing and tariff

Contract prices are determined by the, National Mineral Development Corporation, a government owned agency, which usually reacts to firm rise in international prices, though with a lag time, by increasing the domestic prices to align with the international prices.

The GoI set an export duty on iron ore fines with less than 62% iron content of Rs. 50 per ton while the export duty on iron ore fines with an iron content of 62% or more and all grades of lumps was Rs. 300 per ton. On June 13, 2008, the GoI changed the export duty on iron ore to 15% ad valorem on the F.O.B value of exports. On February 28, 2011, India raised the duty to 20% from 5% on fines and to 20% from 15% on lumps with effect from March 1, 2011. With effect from December 30, 2011, the GoI raised the rate of export duty on iron ore fines as well as lumps to 30%. The GoI has reduced the rate of export duty on iron ore fines of less than 58 grade from 30% to 10%, which is effective from June 1, 2015. On February 28, 2016 the GoI reduced the export duty on iron ore fines and lumps of less than 58 grade to 0%.

Copper

Global Copper Market

Background

Copper consumption can be divided into three main product groups: copper wire rod, copper products and copper alloy products. According to International Copper Study Group (“ICSG”) Factbook, the predominant use of copper has been the production of copper wire rod, which accounted for an estimated 54% of total global consumption (i.e. including scrap) or approximately 28.3 million tons in 2015. The other uses of copper are tubes, alloys, powder ingots, foils etc. Wire rod is consumed in five main wire and cable markets which include general and industrial cable, utility power cable, telecommunication cable, other insulated wire and winding wire.

For the year 2014, the equipment segment accounted for 31% of total copper consumption, followed by the building construction segment (30%), the infrastructure segment (15%), the transport segment (12%) and the industrial segment (12%) of the global copper consumption market, as reported by ICSG Factbook.

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

Global Copper Reserves

Global copper reserves were estimated to be, as of December 31, 2015, 720 million tons, according to preliminary estimates by USGS, Mineral Commodity Summaries, January 2016. Chile, Australia, Peru, Mexico and United States have the majority of copper reserves and collectively account for 64% of world reserves.

Year Ended December 31, 2015 Reserves
(in thousand tons)
Chile	210,000
Australia	88,000
Peru	82,000
Mexico	46,000
United States	33,000
China	30,000
Russia	30,000
Congo (Kinshasa)	20,000
Zambia	20,000
Canada	11,000
Other Countries	150,000

World Total (rounded)	720,000

Source: U.S. Geological Survey – Mineral Commodity Summaries 2016

Refined Copper Consumption & Production

Global refined copper consumption grew by 1.2% to 21.8 million tons in 2015 as compared to 21.6 million tons in 2014.

China was the largest consumer of refined copper in 2015 with a global market share of 46.4%, raising Asia’s combined market share to 63%, followed by Europe (16.9%), North America (10.9%), Russia and the Caspian (3%) and Latin America, Caribbean and Middle East balancing out the rest.

The following table sets forth the regional consumption pattern of refined copper for 2015:

	Year Ended December 31, 2015
	Volume	%
	(thousands of tons, except percentages)
Africa	227	1.0%
China	10,131	46.4%
India	447	2.0%
Japan	1,020	4.7%
Rest of Asia	2,180	10.0%
Europe	3,688	16.9%
Latin America	508	2.4%
North America	2,378	10.9%
Rest of the World	1,252	5.7%

Global Total (rounded)	21,831	100.0%

Source: Wood Mackenzie— Global Copper Short Term Outlook, April 2016

The following table sets forth the regional production pattern of refined copper for 2015:

	Year Ended December 31, 2015
	Volume	%
	(thousands of tons, except percentages)
Africa	1,394	6.4%
China	6,986	31.9%
India	791	3.6%
Japan	1,483	6.8%
Rest of Asia	1,121	5.1%
Europe	2,924	13.3%
Latin America	3,276	15.0%
North America	1,894	8.6%
Other	2,032	9.3%

Total	21,901	100.0%

Source: Wood Mackenzie— Global Copper Short Term Outlook, April 2016

Pricing

Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. Copper price movements in 2015 defied market fundamentals with world copper stocks (expressed in days of consumption) estimated to have decreased slightly as copper consumption growth again outpaced the rise in production. China remained the main driver of world copper consumption in 2015 despite a slowdown and accounted for 45% of the world’s refined copper consumption. Copper prices declined from $ 7,949 per ton in 2012 to $ 5,494 in 2015. This slippage can be attributed to factors such as the slowdown of the Chinese economy, the decreased usage of the metal as collateral for loans, and low crude oil prices.

The following table sets forth the movement in copper prices from 2006 to 2015:

	Annual Average
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
	($ per ton, except percentages)
LME Cash Price	6,729	7,125	6,951	5,163	7,539	8,810	7,949	7,322	6,862	5,494
% Change	82.7	5.9	(2.4)	(25.7)	46.0	16.9	(9.8)	(7.9)	(6.3)	(19.9)

Source: Wood Mackenzie Metals Market Service—Long Term Outlook, March 2016

The closing LME copper cash settlement price on March 31, 2016 was $ 4,952 per ton.

According to the TcRc average rates published by Wood Mackenzie, in 2012, spot quotes averaged $ 0.099 per pound, representing a 37.3% decline on 2011 level. However spot quotes rose to $ 0.196 per pound and increased by 98% in 2013 according to Wood Mackenzie data. The TcRc rate for 2014 over 2013 rose by 24.5% from $ 0.196 to $ 0.244 per pound, while in 2015 it decreased to $ 0.215, a decrease of 11.8%.

The following table sets forth the movement in copper spot (mine to trader) annual average TcRc from 2006 to 2015 in nominal dollars:

	Annual Average
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
	(US cents per pound, except percentage)
TcRc (30% Concentrate)	16.3	7.2	7.3	7.4	7.1	15.8	9.9	19.6	24.4	21.5
% Change	(56.8)	(55.8)	1.4	1.4	(4.1)	122.5	(37.3)	98.0	24.5	11.8

Source: Wood Mackenzie

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

We are one of the two custom copper smelters in India with an estimated primary market share of approximately 36% in fiscal year 2016according to the International Copper Association India.

Consumption Pattern

According to the World Copper Factbook 2015 by the International Copper Study Group, India’s per capita consumption of copper in 2014 (0.3 kg per person) is significantly less than that of China (8.0 kg per person) and other developed nations. India’s consumption of copper is dominated by electrical, telecom, engineering, construction and transport activities. There is an imbalance between India’s smelting/refining capacity and its limited production capacity in copper mining.

Pricing and Tariff

Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. The following table sets out the customs duties that were applicable to copper for the period indicated:

February 28, 2011 to present
Copper	5.0%
Copper concentrate	2.5%

In addition, Cess and Surcharge are levied as per the Customs Circular released by Govt. of India from time to time. Duties imposed on imports under various free trade agreements (FTAs) are applicable as per the respective FTAs.

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

The importance of different sectors in aluminium demand varies significantly between developed and developing nations. In mature economies, transport plays a more important role in aluminium demand than construction. As estimated by CRU, in 2015, the four largest sectors of end-uses for aluminium in mature economies like Japan, North America and South Korea were transport (41%), packaging (15%), construction (13%), and machinery and equipment (7%). In comparison, in 2015, the four largest sectors of end-uses for aluminium in China were construction (34%), followed by transportation (19%), electrical (17%), and foil stock (11%).

Aluminium consumption

Based on CRU data, global primary aluminium consumption increased from 47.4 million tons in 2012 to 56.4 million tons in 2015, at a CAGR of 6%. The growth was primarily due to increased demand from China, which accounted for 51.7% of total global consumption in 2015. Between 2012 and 2015, China’s demand for primary aluminium increased at a CAGR of 10.9%, compared to an increase of 1.6% for world demand excluding China. In comparison, the CAGR in demand in each of Europe and North America between 2012 and 2015 was 1.4% and 2.8%, respectively, reflecting the impact of a relatively slower economic growth in these regions.

The following table sets forth the regional consumption of primary aluminium in 2015:

	Year Ended December 31, 2015
Region	Volume	%
	(thousands of tons, except percentages)
China	29,122	51.7%
Europe including Russia	8,467	15.0%
Rest of Asia(1)	8,378	14.9%
North America	6,389	11.3%
Central & South America	1,304	2.3%
India	1,811	3.2%
Africa	660	1.2%
Australasia	239	0.4%

Total	56,370	100.0%

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East.

Source: CRU, Aluminium Market Outlook, January 2016

Aluminium supply

Aluminium production has become increasingly more concentrated in recent years, with the leading ten producers accounting for 50.1% of world primary aluminium production in 2015 as reported by CRU. The five largest primary aluminium producing companies are Hongqiao Group (8.9%), UC Rusal (6.3%), Rio Tinto Alcan (5.9%), Aluminium Corporation of China Ltd (“CHALCO”) (5.1%), and Alcoa Inc. (5.1%), which together accounted for approximately 31.3% of the total primary aluminium produced worldwide in 2015.

Global production of primary aluminium increased from 47.9 million tons in 2012 to 57.5 million tons in 2015, at a CAGR of 6.3%. In 2015, North America, Europe and China together accounted for approximately 75.8%, with China alone accounting for 54.3%, of global primary aluminium production.

The following table sets forth the regional production of primary aluminium in 2015:

	Year Ended December 31, 2015
Region	Volume	%
	(thousands of tons, except percentages)
China	31,208	54.3%
Europe including Russia	7,887	13.7%
North America	4,473	7.8%
Rest of Asia(1)	6,598	11.5%
Australasia	1,987	3.5%
Central & South America	1,327	2.3%
India	2,337	4.1%
Africa	1,697	3.0%

Total	57,514	100.0%

(1)	The Rest of Asia is defined as Asia excluding China and India, but including the Middle East.

Source: CRU, Aluminium Market Outlook, January 2016

The aluminium balance in the world was recorded at 1.1 million tons surplus, of which Asia recorded a surplus of 0.8 million tons. China had a surplus of 2.1 million tons while the world (excluding China) recorded a supply deficit of 0.9 million tons. It is expected that the supply-demand gap will remain at the same level for the rest of the next year, given the strong demand growth expected in these markets.

Alumina

Alumina is a key raw material for aluminium production. Generally it takes two tons of alumina to produce one ton of primary aluminium. According to data compiled by CRU, in 2015, the five largest alumina producing companies are Alcoa (13.1%), CHALCO (11.9%), Xinfa (9.0%), Weiqiao (8.0%) and Rio Tinto Alcan (6.8%), which together accounted for approximately 48.8% of the total alumina produced worldwide in 2015.

The following table sets forth the regional production of alumina in 2015:

	Year Ended December 31, 2015
Region	Volume	%
	(thousands of tons, except percentages)
China	56,787	50.6%
Oceania	19,854	17.7%
Latin America	12,715	11.3%
Europe	8,780	7.8%
India	5,207	4.6%
North America	5,482	4.9%
Rest of Asia(1)	3,510	3.1%

Total	112,335	100.0%

(1)	The Rest of Asia is defined as Asia excluding China and India but including Middle East.

Source: CRU Bauxite and Alumina Market Outlook, May 2016

The following table sets forth the global demand-supply balance for alumina from 2012 to 2015:

	Year Ended December 31 (quantity in million tons)
	2012	2013	2014	2015
Global Alumina Surplus/(Deficit)	2.1	1.8	0.1	0.1

Source: CRU Bauxite and Alumina Market Outlook, May 2016

Bauxite

Bauxite, the principal raw material used in the production of alumina, is typically open-pit mined in very large-scale operations. Between 2.0 to 3.6 dry tons of bauxite are usually required to make one ton of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from the USGS as reported in January 2016, Guinea has the largest bauxite reserves in the world (26.9%), followed by Australia (22.5%), Brazil (9.4%), Vietnam (7.6%), Jamaica (7.3%) and Indonesia (3.6%).

The table below sets forth the world reserves as of December 31, 2015:

	Reserves
	(million tons)%
Guinea	7,400	26.9%
Australia	6,200	22.5%
Brazil	2,600	9.4%
Vietnam	2,100	7.6%
Jamaica	2,000	7.3%
Indonesia	1,000	3.6%
Guyana	850	3.1%
China	830	3.0%
Greece	250	0.9%
Suriname	580	2.1%
India	590	2.1%
Venezuela	320	1.2%
Russia	200	0.7%
Kazakhstan	160	0.6%
United States	20	0.1%
Malaysia	40	0.1%
Other countries	2,400	8.7%

World total	27,540	100.0%

Source: USGS, Mineral Commodity Summaries, January 2016

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

The following table sets forth the movement in aluminium and alumina prices from 2006 to 2015:

	Year Ended December 31
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Aluminium
LME Cash Price	$2,566	$2,639	$2,571	$1,667	$2,173	$2,395	$2,019	$1,846	$1,867	$1,663
% Change	35.3	2.8	(2.6)	(35.2)	30.4	10.2	(15.7)	(8.6)	1.2	(10.9)
Alumina
Alumina Price Index	416.58	364.38	361.21	247.50	338.54	375.94	319.00	326.37	329.50	301.21
Year-on-year change (%)	(8.86)	(12.53)	(0.87)	(31.48)	36.78	11.05	(15.14)	2.31	0.96	(8.59)
Alumina/LME Cash %	16.23	13.81	14.05	14.85	15.58	15.70	15.81	17.69	17.65	18.11

Source: CRU, Aluminium Market Outlook, January 2016

Aluminium and alumina prices have decreased by 35.1% and 27.7% respectively from 2006 to 2015. Between 2014 and 2015, aluminium and alumina prices have decreased by around 10.9 % and 8.6% respectively as a result of sluggish growth in the global macro economy.

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

India possesses considerable bauxite resources, estimated at 3.48 billion tons according to the Indian Minerals Year Book 2014. Odisha and Andhra Pradesh account for more than 90% of country’s metallurgical grade resource’s. In Odisha, according to Indian industry sources, bauxite reserves are estimated to be 1.8 billion tons and in Andhra Pradesh, there are 0.61 billion tons. There are abundant bauxite reserves in the country.

Supply and demand

There are currently five refineries and seven smelters operating in India, owned by four producing companies: National Aluminium Company Limited, Hindalco Industries Limited, Vedanta Limited and BALCO.

The aluminium industry in India has traditionally been largely self-sufficient. Until 2012, primary aluminium production has kept pace with demand, with the country being a small net exporter. Growth in aluminium demand in India has resulted in a supply deficit in primary aluminium since 2012, according to estimates by CRU. The majority of aluminium produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates. According to CRU, aluminium consumption in India grew at a CAGR of 0.7% between 2012 and 2015, backed by strong growth in the electricity, transportation, industrial and infrastructure sectors. CRU forecasts aluminium consumption in India to grow from 1.8 million tons in 2015 to 2.5 million tons in 2020, at a CAGR of 7%.

Pricing and tariff

Domestic aluminium prices track global price trends as producers usually price the metal at a marginal discount to the landed cost of imported metal. Though value-added product prices also track metal price movement, they usually have relatively less volatility and command a premium reflecting the degree of value addition and quality, as indicated by the brand.

The following table sets out the customs duties that were applicable for the periods indicated:

March 1, 2016 to present

Aluminium	7.5%

The custom duty was 5% from January 3, 2009 to February 29, 2016. In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levied an additional surcharge at the rate of 2% of the total customs duty payable, which has been further increased to 3% of the total customs duty payable effective March 1, 2007.

Pursuant to a notification dated March 1, 2013, a customs duty of 2.5% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Market Outlook

Global aluminium outlook

According to CRU, global primary aluminium production is forecasted to increase by 1.2 % in 2016 to 58.2 million tons, with China contributing to 100 % of the increase. Primary aluminium consumption is projected to increase by an average of 3.6% per year in the period from 2015 to 2020.

CRU expects the aluminium market to remain in deficit from 2016 to 2020. During 2017-2020 consumption is projected to exceed production by almost 1.3 million tons, thereby putting pressure on the LME aluminium price and market premiums which CRU forecasts to stay at around $ 1,890 per ton until 2019.

Indian aluminium outlook

Excluding Saudi Arabia, India is the fastest growing aluminium market in Asia. According to CRU, primary aluminium consumption in India is expected to grow at a CAGR of 7% on average from 2015 to 2020 to reach 2.5 million tons, fuelled by India’s demand for housing, retail and office space. In terms of cash costs, India is reasonably well placed globally in primary smelting, lying at the lower end of the second quartile, compared to China, which occupies most of the fourth quartile. Indian smelters form part of integrated chains, stretching back to bauxite, alumina and forward into semi-fabricating operations. Indian smelters are also endowed with their own captive power plants and favorable labor costs.

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

The current revised power generation capacity target for the Twelfth Five-Year Plan (i.e. from April 2012 to March 2017) is 88,537 MW. As of March 31, 2016, capacity addition achieved over the 12th Plan has been 96% of the target addition or 84,991 MW. The total installed power generation capacity in India was 298,060 MW as of March 31, 2016. According to the CEA Monthly Review published in March 2016, the total provisional energy deficit and peak power deficit for March 2016 was approximately 1.5% and 1.7%, respectively.

Industry Demand-Supply Overview

The Indian power sector has historically been characterized by energy shortages which have been increasing over the years. The following table sets forth the peak and energy shortages of power in India from April 2008 to March 2016:

	Peak				Energy
Period	Demand	Supply	Shortage		Demand	Supply	Shortage
	(MW)	(MW)	(MW)	(%)	(MU)	(MU)	(MU)	(%)
2008-09	109,809	96,785	13,024	11.9	777,039	691,038	86,001	11.1
2009-10	119,166	104,009	15,157	12.7	830,594	746,644	83,950	10.1
2010-11	122,287	110,256	12,031	9.8	861,591	788,355	73,236	8.5
2011-12	130,006	116,191	13,815	10.6	937,199	857,886	79,313	8.5
2012-13	135,453	123,294	12,159	9.0	995,500	908,574	86,926	8.7
2013-14	135,918	129,815	6,103	4.5	1,002,045	959,614	42,431	4.2
2014-15	148,166	141,160	7,006	4.7	1,067,085	1,028,955	38,130	3.6
2015-16	153,366	148,463	4,903	3.2	1,114,235	1,090,713	23,522	2.1

Source: CEA Monthly Review, March 2016

Regional Demand-Supply Overview

The following table displays the provisional peak and normative power shortages in India for the period April 2015 to March 2016 across different regions in India:

Region	Energy Requirement	Deficit	Peak Demand	Deficit
	(MU)	(%)	(MW)	(%)
Northern	340,488	(4.8)	54,474	(7.1)
Western	346,650	(0.2)	48,640	(0.9)
Southern	288,004	(1.6)	40,445	(1.4)
Eastern	124,608	(0.8)	18,076	(0.6)
North Eastern	14,487	(5.2)	2,573	(8.0)
All India	1,114,235	(2.1)	153,366	(3.2)

Source: CEA Monthly Review, March 2016

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

Source: IEA Key World Energy Statistics, 2013

Installed Capacities

As of March 31, 2016, India’s power system had an installed generation capacity of approximately 298,060 MW, with the Central Power Sector Utilities of India accounting for approximately 25.6% of total power generation capacity, while various state entities and private sector companies accounted for approximately 34.1% and 40.3%, respectively.

MW	Central	State	Private	Total	Share of Total

Thermal	58,945	71,735	79,996	210,676	70.7%
Hydro	11,571	28,092	3,120	42,783	14.4%
Nuclear	5,780	—	—	5,780	1.9%
Renewable Energy Source	—	1,934	36,887	38,821	13.0%
Total	76,296	1,01,761	1,20,003	298,060	100.0%

Source: CEA Monthly Review, March 2016

According to the CEA Monthly Review in March 2016, approximately 70.7% of India’s total power generation capacity consists of thermal sources as of March 31, 2016. The predominance of thermal electricity sources in India can be attributed to the fact that India has large thermal coal resources. According to the Indian Minerals Yearbook 2014, India held approximately 301 billion tons and 43 billion tons in coal and lignite resources respectively, as on April 1, 2014. India was the third largest thermal coal producing country after China and the United States at the end of 2014.

Transmission and Distribution

In India, the transmission and distribution system is a three-tier structure comprising regional grids, state grids and distribution networks. The five regional grids, structured on a geographical contiguity basis, facilitate transfer of power from a power surplus state to a power deficit state. The regional grids also facilitate the optimal scheduling of maintenance outages and better co-ordination between the power plants. The regional grids shall be gradually integrated to form a national grid, whereby surplus power from a region could be transferred to another region facing power deficits, thereby facilitating a more optimal utilization of the national generating capacity. Most inter-regional and interstate transmission links are owned and operated by the Power Grid Corporation of India Limited (“PGCIL”) though some are jointly owned by the SEBs. PGCIL is the central transmission utility of India and possesses one of the largest transmission networks in the world. Approximately 45% of the total generating capacity in India is transmitted through PGCIL’s system, according to the company’s disclosures.

PGCIL is working towards establishment of an integrated national power grid, in a phased manner, in order to strengthen the regional grids and to support the generation capacity addition program. The existing inter-regional power transfer capacity of 55,350 MW (as of March 2016) is expected to be enhanced to 65,550 MW by 2017. Based on the expected generation capacity addition in the Twelfth Five-Year Plan, an investment of approximately Rs. 1,000 billion, Rs. 550 billion and Rs. 250 billion is envisaged in central, state and private sectors respectively (Source: Report of the Working Group on Power for Twelfth Five-Year Plan (2012-17), January 2012).

State grids and distribution networks are primarily owned and operated by the respective SEBs or state governments (through state electricity departments). State distribution networks are managed at the state level and continue to be affected by high aggregate technical and commercial losses, or (“AT&C”) losses. According to CEA Monthly Review, March 2016, these were estimated to be approximately 25.4% in 2012-13, which implies that 25% of power entering the system is lost during distribution. A direct consequence of the high AT&C losses is the poor financial condition of SEBs, thereby preventing the SEBs from making any meaningful investments in generation and in upgrading the transmission and distribution, or “T&D” network. All T&D losses in India for the same period stood at 23.0% (Source: CEA Monthly Review, March 2016).

With the enactment of the Indian Electricity Act, 2003 and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognized as an independent activity. Power distribution in the States of Delhi has been privatized and distribution networks are now operated by private utilities companies such as Tata Power, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited, and a number of other distribution companies.

According to CEA Monthly Review, March 2016, in India, the transmission sector has grown from a capacity of 52,034 circuit kms during the 6th five-year plan (as of March 31, 1985) to 341,551 circuit kms currently (as of March 31, 2016).

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

Source: Central Electricity Regulatory Commission, Monthly Reports on Short-term Power Market in India, March 2015

Indian Energy Exchange

Indian Energy Exchange is India’s first nation-wide automated and online electricity trading platform. The Indian Energy Exchange seeks to catalyze the modernization of electricity trade in India by allowing trading through a technology-enabled platform. On June 9, 2008, the Indian Energy Exchange received CERC approval to begin operations. The Indian Energy Exchange is a demutualized exchange set up to enable efficient price discovery and price-risk management in the power trading market, offering a broader choice to generators and distribution licensees for sale and purchase of power facilitating trade in smaller quantities, and enabling participants to adjust their portfolio as a function of consumption or generation. According to the CERC Monthly Report on Short-term Transactions of Electricity in India, March 2016, the total volume of electricity traded on the Indian Energy Exchange amounted to 3,059.48 million units in March 2016 which is about 35.47% of the total short-term transactions done through bilateral contracts and power exchanges.

Power Exchange India Limited

Power Exchange India Limited is a fully electronic nation-wide exchange for the trading of electricity. It has been promoted by two of India’s leading exchanges, NSE and National Commodities & Derivatives Exchange Limited. Power Exchange India Limited received regulatory approval to begin operations from the Central Electricity Authority on September 30, 2008, and began its operations on October 22, 2008. According to CERC Monthly Report, March 2016, the total volume of electricity traded on Power Exchange India Limited amounted to 1.85 million units in March 2016 which is about 0.02% of the total short-term transactions.

OUR BUSINESS

Overview

We are one of India’s largest diversified natural resources companies. Our business is principally located in India. We have operations in Australia, United Arab Emirates, South Africa, Namibia and Ireland and have over 17,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium and commercial power generation businesses and are also developing and operating port operation businesses and infrastructure assets. We have experienced significant growth in recent years through our various expansion projects for our copper, zinc and aluminium businesses and through acquisition of the zinc international and oil and gas businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 79.0% market share by sales volume of the Indian zinc market in fiscal year 2016, according to the ILZDA, and one of the four primary producers of aluminium with a 40.0% primary market share by production volume in India in fiscal year 2016, according to the Aluminium Association of India. Together with our joint operation partners, we account for approximately 27% of India’s domestic crude oil production according to the Ministry of Petroleum and Natural Gas statistics of March 2016. We are one of the two custom copper smelters in India with a 36% primary market share by sales volume in fiscal year 2016, according to the International Copper Association (India).

Zinc Business

Our fully-integrated zinc business is owned and operated by HZL. In 2016, HZL was one of the top five lead mining companies based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the fourth largest smelter in the world on a production basis worldwide in 2016, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, seven sulphuric acid plants, six captive power plants in northwest India, processing and refining facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both in state of Uttarkhand in northern India. HZL’s mines supply almost all of its concentrate requirements and HZL also exports surplus zinc and lead concentrates.

Our Zinc International business comprises of:

(1)	a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland which ceased operations in December 2015.

Oil and Gas Business

Our oil and gas business is primarily owned and operated by Cairn India and its subsidiaries. We are a significant contributor to India’s domestic crude oil production, contributing approximately 27% of the country’s production according to the Ministry of Petroleum and Natural Gas statistics as of March 2016. We have a diversified asset base with nine production and exploration blocks.

Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore. In India, we owned or had the rights to reserves consisting of 193.6 million tons of iron ore at an average grade of 55.4%, as of March 31, 2016. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the Ministry of Environment & Forests (MoEF), the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by Supreme Court and the state government of Goa.

We have also acquired the WCL iron ore project in Liberia, which is at the exploration stage, comprising Bomi hills, Bea Mountain and Mano river deposits.

Copper Business

Our copper business is principally one of custom smelting. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. According to Wood Mackenzie, our Tuticorin smelter was one of the world’s top ten, in terms of production volumes in 2015. We own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. BALCO, one of the four primary producers of aluminium in India, had a 20.0% primary market share by production volume in India in fiscal year 2016 according to Aluminium Association of India. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, 1140 MW power plants and refining, smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer. BALCO is also setting up a 325,000 tpa aluminium smelter, 84 pots of which commenced commercial production in September 2014. The remaining 252 pots will commence commercial production in fiscal year 2017. We received the consent to operate the CPP 600 MW power plant in January 2015, which was commissioned during the fiscal year 2016.

Pursuant to re-auctioning of coal mines as per Coal Mines (Special Provisions), 2014, (now the “Coal Mines (Special Provisions) Act, 2015”) conducted by the Government of India (“GoI’ in February 2015, BALCO was successful in securing one coal mine, namely the Chotia coal block (“Chotia”) and was the highest bidder for the Gare Palma IV/1 coal block (“Gare Palma”).

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 1.0 million tpa alumina refinery at Lanjigarh with associated 75 MW coal based captive power plant, 0.5 million tpa aluminium smelter together with an associated 1,215 MW (nine units with a capacity of 135 MW each) coal based captive power plant at Jharsuguda. The alumina refinery at Lanjigarh was commissioned in March 2010. The green field smelter project of 0.5 million tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. We are currently in the process of ramping up of our 1.25 million tpa smelter facilities in Jharsuguda. 82 pots from the first line of this smelter were commissioned during fiscal year 2015, out of which 80 pots were capitalized on December 1, 2015 and further ramp up recommenced from April 1, 2016.

On March 11, 2010, Vedanta Aluminium acquired 100.0% ownership of Allied Port Services Private Limited, or APSPL. APSPL was merged into Vedanta Aluminium with effect from April 1, 2011 pursuant to the merger approved by the High Court of Madras.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 2400 MW thermal power plant in Odisha, 270 MW and IPP 600 MW thermal power plant in Chhattisgarh, 274 MW wind power plants across India, 106.5 MW thermal power plant in Tamil Nadu and a 1980 MW thermal power plant in Punjab (of which a third unit of 660 MW will be commissioned in the second quarter of fiscal year 2017).

We operated the 2400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda through Sterlite Energy, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Orissa Limited, a nominee of the state government of Orissa (“GRIDCO”).

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant is being set up through Vedanta Limited’s wholly owned subsidiary TSPL. The first 660 MW unit of the Talwandi Sabo power plant was capitalized in fiscal year 2015 and the second 660 MW unit was capitalized on December 1, 2015 after the successful completion of trial runs. The third unit will be commissioned in the second quarter of fiscal year 2017. Our power business also includes 274 MW of wind power plants operated by HZL, 270 MW power plant at BALCO’s Korba facility, which was previously for captive use before the shutdown of the 100,000 tpa aluminium smelter at Korba on June 5, 2009, and 106.5 MW power plant at MALCO situated at Mettur Dam in southern India.

In addition, BALCO is setting up a thermal coal based power plant with a total capacity of 1200MW, four units of 300 MW each, at Korba. The first two units are identified as independent power plants and are referred to as IPP 600 MW. The first 300 MW unit of the IPP 600 MW was capitalized on August 1, 2015 after the successful completion of trial runs. The second unit has been commissioned and commenced commercial production on May 1, 2016.

Strategy

Our strategic goal is to become one of the top diversified natural resources company in the world, and our strategy is based on the following four key pillars:

Delivering profitable production growth across the portfolio

We view strict cost management and increases in productivity as fundamental aspects of our day to day operations and continuously seek to improve efficiency. We were in the lowest cost decile in terms of cost of production in our zinc mining operations worldwide in fiscal year 2016, according to Wood Mackenzie, and we intend to continue to improve our production processes and methods and increase operational efficiencies to further reduce our costs of production in all our businesses. Our current initiatives include:

•	seeking improvements in operations to maximize throughput, mining and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing logistics costs through various initiatives;

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce power consumption in the refining and smelting processes and in captive power plants to provide the required power;

•	a strong development and exploration effort seeking to increase reserves, particularly in our zinc and oil and gas business;

•	building and managing our captive power plants to supply a majority of the power requirements of our operations;

•	gaining access to relatively large and inexpensive labor and talent pools in India;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	continuing to improve recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply;

•	securing additional sources of coal through coal block allocations and coal linkages, which are long-term supply contracts for delivery of coal, for use in power plants.;

•	seeking access to bauxite mines for our aluminium business in Odisha;

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals. For example, silver and sulphuric acid are by-products of zinc and lead. We are one of the leading silver producers of the world, according to Wood Mackenzie;

•	increasing recovery from the Rajasthan block, at Mangala, Bhagyam and Aishwarya fields, through enhanced oil recovery, Barmer Hill tight reservoir and RDG gas development and;

•	optimizing capital expenditure (capex) and operating expenditure (opex) to improve the viability of projects at prevailing low oil prices while continuing to invest in pre-development activities of our key projects to ensure their readiness for development upon the rebound of oil prices;

•	optimizing capex and prioritizing capital to high return, low risks project maximizing cash flows for providing the flexibility to invest further.

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

Continuing to add reserves and resources for long-term value

Our acquisitions of HZL, BALCO, Sesa Resources Limited, Skorpion, Lisheen, Black Mountain Mining, Sterlite Energy, WCL and Cairn India have contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses in India and elsewhere, including through government privatization programs, where we can leverage our skills and experience. We continue to closely monitor the resource markets in our existing lines of business as well as seek out opportunities in complementary businesses such as coal mining. We also intend to continue to seek out new exploration opportunities for future growth. By selecting opportunities for growth and acquisition carefully and leveraging our skills and experience, we seek to continue to expand our business while maintaining a strong balance sheet and good credit profile.

Accelerating cash flows and deleveraging

We aim to increase our cash flows from operations and decrease capital expenditures, and the indebtedness required to fund capital expenditures. As of March 31, 2016, our projects had an estimated total capital expenditure cost of $ 12.54 billion, of which $ 9.22 billion had been incurred as of such date. Net cash from operating activities was Rs. 107,352 million ($ 1,620.4 million) in fiscal year 2016, a 14.6% decrease from Rs. 125,710 million in fiscal year 2015. We paid interest of Rs. 55,372 million ($ 835.8 million) on our indebtedness in fiscal year 2016, a 34.7% decrease from Rs. 84,816 million in fiscal year 2015.

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

•	The ore reserves of HZL’s Rampura Agucha, Rajpura Dariba, Sindesar Khurd, Zawar and Kayad mines were audited by SRK Consulting (UK) Limited as of March 31, 2016.

•	The ore reserves of Skorpion’s Skorpion mine are reviewed by Axe Valley Mining Consultants Ltd as of March 31, 2016.

•	The ore reserves of Black Mountain Mining’s Black Mountain mine are derived from management estimates reviewed by SKR Consultant and Gamsberg mine were reviewed by A&B Global Mining as of March 31, 2016.

•	The ore reserves of Lisheen mine have been exhausted and a final mineral reserves review was completed by Golder Associates (UK) Ltd in January 2016. The review concluded that the remaining materials were uneconomic based on current price and cost assumptions. Consequently the remnant mineralisation in the mine is uneconomic and as such cannot be categorized as Mineral Reserves as defined by the JORC standard and should be removed from the value of the mine.

•	The proved oil, condensate, and sales-gas reserves of Cairn India operated blocks were reviewed by DeGolyer and MacNaughton (“D&M”) as of March 31, 2016.

•	The ore reserves of our iron ore mines in India were audited by Roscoe Postle Associates Inc.’s report as of March 31, 2016.

•	The ore reserves of our iron ore mine in Liberia were audited by Roscoe Postle Associates Inc. as of April 6, 2014.

•	The ore reserves of BALCO’s Mainpat and Bodai-Daldali bauxite mines were audited by Geo Solutions Private Limited as of March 31, 2016.

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

Our Zinc India Business

Overview

Our Zinc India business is owned and operated by HZL. HZL’s fully-integrated zinc operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, six sulphuric acid plants and six captive power plants at our Chanderiya, Dariba and Zawar facilities in the state of Rajasthan, processing and refining facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both located in the State of Uttarakhand in northern India. HZL sources almost all of its concentrate requirements from its mines.

We first acquired an interest in HZL in April 2002 and have since then significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs. HZL improved its operating performance further by:

•	benefiting from low-cost production available from its two hydrometallurgical zinc smelters with capacity of 210,000 tpa each at Chanderiya commissioned in May 2005 and December 2007, and expanded in April 2008 together with associated captive power plants at Chanderiya;

•	benefiting from low-cost production available from one of its hydrometallurgical zinc smelters with capacity of 210,000 tpa at Rajpura Dariba smelting complex, which was commissioned in March 2010, and also from its 100,000 tpa lead smelter at the Rajpura Dariba mine complex, which was commissioned in July 2011;

•	increasing the total zinc smelting production capacity;

•	commissioning a new silver refinery at Pantnagar with a capacity of 518 tpa in February 2012;

•	its ability to maintain a high share of concentrate from its Rampura Agucha mine by consistently adding to the capacity of the mine and the concentrator and by also adopting the technique of underground mining, as its open cast capacity has started to decline;

•	commissioned a concentrator at Sindesar Khurd mine of 1.5 mmtpa in 2011 and increased capacity to 2.8 mmtpa in fiscal year 2016; also increased capacity of Sindesar Khurd mine to 3.0 mmtpa in fiscal year 2016;

•	commenced ore mining Kayad mine since fiscal year 2013;

•	commissioned a new roaster in April 2013 in the Dariba facility, with an associated sulphuric acid plant capacity of 306,000 tpa;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs by building on-site captive power plants rather than relying on state power grids;

•	reducing the size of its workforce including through voluntary retirement plans;

•	increasing productivity and upgrading existing technology; and

•	increasing recovery from its residue and waste

HZL pays royalties to the state government of Rajasthan based on its extraction of lead-zinc ore. With effect from September 2014, the royalty rate increased from 8.4% to 10.0% of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 12.7% to 14.5% of the LME lead metal price payable on the lead metal contained in the concentrate produced. For silver, HZL pays royalty at a rate of 7% of the silver London Bullion Market Association price chargeable on silver-metal produced. The royalties we pay are subject to change. Further, the MMDRA Amendment Act, notified towards the end of fiscal year 2015, notifies an amount not exceeding royalty, to be contributed to the DMF for the benefit of people affected by mining and an additional 2% of royalties to the NMET. DMF contribution has now been notified at 30% of base royalty rates. See “Item. 3—Key Information—D. Risk Factors—Risks Relating to Our Industry—Changes in tariffs, royalties, cess, customs duties, export duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operations”.

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

Principal Products

Zinc

We produce and sell zinc ingots in all four international standard grades: Special High Grade (SHG—99.995%), High Grade (HG—99.95%), Continuous Galvanising Grade (CGG —99.5%) and Prime Western (PW—98.0%). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.

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

Lead-Zinc Mines

HZL normally sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit and underground mines at Rampura Agucha, Zawar, Rajpura Dariba, Sindesar Khurd and Kayad in the state of Rajasthan in northwest India. In fiscal year 2016, 3.0% of the lead production was through external mine concentrates. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine including its satellite Kayad mine accounted for 73.3% of HZL’s total mined metal in zinc and lead concentrate produced in fiscal year 2016, with the Zawar, Rajpura Dariba and Sindesar Khurd mines accounting for the remaining 6.5%, 4.4% and 15.8%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya, Dariba and Debari smelters.

Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine, Sindesar Khurd mine, the Rajpura Dariba and Kayad mine limit our extraction of lead-zinc ore from the mines to approximately 6.0 million tpa, 1.5 million tpa, 2.5 million tpa, 0.9 million tpa and 0.8 million tpa, respectively, in fiscal year 2016.

Zinc Smelters

HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Four of HZL’s smelters are hydrometallurgical and one is pyrometallurgical. The fifth hydrometallurgical smelter located in Vizag has discontinued its operations in fiscal year 2014.

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

Finishing and Delivery to Customers

The zinc and lead cathodes are transported from its hydrometallurgical plants in Rajasthan to its facilities in Uttarakhand in northern India where they are further processed into zinc and lead ingots. One of the residues from smelting is anode slime and another is high grade lead material, both of which are also transported to the Uttarakhand facilities and from which silver is processed and cast into silver ingots. The facilities in Uttarakhand process and refine zinc, lead and silver and cast them into ingots and distribute the finished products nationwide, making it a centralized finished goods center for our customers. Zinc and lead ingots are also shipped from the facilities in Uttarakhand for exports, although some quantities of zinc and lead ingots are also produced in Rajasthan for both domestic and export customers. The sulphuric acid by-product is sold ex-works from its facilities in Rajasthan to customers in India.

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

Since 2004, exploration at Rampura Agucha has resulted in significant increases in the reserves at the mine. Following an extensive drilling program to convert mineralized material to reserves, better definition of the ore body boundaries, addition of mineralized material and the conduct of open-pit re-optimization, as well as the commencement of underground mine project work, the reserves were 51.1 million tons as of March 31, 2016 with an average grade of 14.0% zinc, 1.8% lead and 58 ppm silver after depletion. The drill spacing for the definition of proven reserves were approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters. HZL commenced production at the mine in 1991. Since inception, approximately 74.9 million tons of ore, with an ore grade of 12.6% zinc and 1.9% lead, respectively, have been extracted from the open-pit mine. HZL is continuing to evaluate the potential of this deeper mineralization. As of March 31, 2016, HZL estimates the remaining mine life at Rampura Agucha to be 13 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

In fiscal year 2016, 4.7 million tons of ore at 12.0% zinc and 1.8% lead were mined from Rampura Agucha, which produced approximately 1.0 million tons of zinc concentrate at 49.9% zinc and 88,709 tons of lead concentrate at 57.6% lead. Approximately 62.6 million tons of waste was removed giving a strip ratio of 14.0 tons of waste per ton of ore mined. The expansion of the mine from 5 mmtpa to 6.2 mmtpa was completed in 2010 and has resulted in a significant increase in the strip ratio as there was dimensional change in the pit with the ultimate depth of the mine increasing to 421 meters. During fiscal year 2016, approximately 88.7% of the zinc was recovered to the zinc concentrate, while 60.9% of the lead and 65.5% of the silver was recovered from the metal contained in the ore mined. The strip ratio is expected to increase to about 17.7 tons in fiscal year 2017, considering the anticipated overburden removal of about 56.9 million tons and ore production of 3.2 million tons from the open-pit. Our Rampura Agucha mine is in the midst of transitioning from open pit to underground mine production, with the underground project picking up pace after a slower than planned ramp up due to difficult geotech conditions. The main shaft has reached a depth of 860 metres (out of a planned depth of 950 metres) with completion of the north and south vent work.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment (including assets related to the Rampura Agucha’s underground mining operations and the Kayad mine) was Rs. 51,924 million ($ 783.8 million) as of March 31, 2016. The mining lease of Rampura Agucha mine is upto March 2030.

Power is mainly supplied from the HZL’s captive thermal power plants with two backup 5 MW generators on-site.

Rajpura Dariba

Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located northeast of Udaipur in the Rajsamand district in the state of Rajasthan, northwest India.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones. HZL’s Rajpura Dariba’s mine lease is valid until May 2030. The mine is serviced by two vertical shafts approximately 600 meters deep. The main shaft is 6 meters in diameter and the auxiliary shaft is 4.5 meters in diameter. The main shaft has the capacity to hoist 0.7 million tpa of ore and is equipped with a modern multi-rope koepe winder. All personnel and materials are hoisted in a large counterbalanced cage which is operated by the koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities. A 2.2 km surface decline was commissioned in September 2013 to increase the ore production.

The ore is crushed underground before being hoisted to the surface. It is then crushed again and milled before undergoing a lead flotation process incorporating roughing, scavenging and includes three stages of cleaning of rougher concentrate to get final lead concentrate. Lead flotation tails are sent to the zinc flotation process which incorporates roughing, scavenging and includes three stages of cleaning of rougher concentrate to get final Zinc concentrate. In one flotation the Zinc rougher concentrate is being cleaned in column flotation cells. Then Zinc flotation tails proceed to a backfill plant where final tails are cycloned with the underflow proceeding to intermediate storage where cement is added in preparation for use as underground fill. The cyclone overflow is thickened to recover water ahead of disposal in the tailings dam. The final lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters.

Power for the mine is supplied largely from HZL’s 160 MW captive power plants at Dariba and through a contract with a state-owned entity.

The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment is approximately Rs. 5,441 million ($ 82.1 million) as of March 31, 2016.

As of March 31, 2016, HZL estimates the remaining mine life at Rajpura Dariba to be around 8 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was approximately 30 meters while for probable reserves was less than 60 meters.

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

In fiscal year 2016, 668,777 tons of ore at a grade of 5.1% zinc and 1.2% lead ore was mined at Rajpura Dariba mine which produced 59,054 tons of zinc concentrate at 48.2% zinc, 15,784 tons of lead concentrate at 40.9% lead and 1,702 grams per ton of silver, with 83.5% of the zinc being recovered in the zinc concentrate and 70.7% of the lead and 69.6% of the silver. The bulk concentrate produced during fiscal year 2016 was 8,941 tons at 37.2% zinc and 9.7% lead with 85.8% of the zinc being recovered and 82.8% of the lead and 81.5% of the silver.

Sindesar Khurd

The Sindesar Khurd mine is a large scale underground mine deposit that was explored during 1992 to 1995. Mine production began at the Sindesar Khurd mine in April 2006 and HZL’s mining permit is valid until March 2049.

The Sindesar Khurd mine lies on the same geological belt as the Rajpura Dariba mine. The mine is approachable from Rajpura Dariba mines by road.

The mineralization has been traced over almost 2.5 kilometers along strike and 1.3 kilometer vertical extension. In the mine area, dip is steep westerly, while the dip turns into easterly direction in the lower-southern part of the deposit. The current “mine block” extends over 1,500 meters along strike and up to 420 meters depth extension.

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

According to JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2016 is 33.2 million tons with 4.7% zinc and 3.2% lead and 187 particles per million silver after depletion. The in-situ quantities are adjusted by applying a mining loss factor of 5.0% and dilution factor of 12%.

Access to the mine is through an incline shaft and declines (North and South) from the surface while ore is hauled through the declines by low profile dump truck or LPDTs. The ore body is accessed via horizontal drives on number of levels. The mine currently utilizes blast holes toping with back filling mining method with stope panels varying from 25 to 50 meters in strike.

Ore produced from the mine is treated at 2.0 mmtpa beneficiation plant commissioned in 2011 at Sindesar Khurd. The benefication plant underwent debottlenecking in January 2015 to increase its capacity from 2 to 2.8 Mtpa at Sindesar Khurd. Lead and zinc concentrates are sent to their respective high rate thickeners installed separately for lead concentrate and zinc concentrate generated from the concentrator. At Sindesar Khurd mine, work for the new 1.5 mtpa capacity mill is at full swing and is expected to be commissioned by end of the financial year in-line with the mine production ramp up. Tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralization tank, pumping of tailing to tailing pond and reclaimed water pumping. Lead and zinc concentrates are thickened, filtered and stored before they are sent to HZL’s smelters.

The gross book value at this mine is approximately Rs. 21,290 million ($ 321.4 million) as of March 31, 2016.

As of March 31, 2016, HZL estimates the remaining mine life at Sindesar Khurd to be around 9 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Power for the mill and the mine is supplied from HZL’s captive power plant located at Dariba itself.

In fiscal year 2016, 2,969,587 tons of ore at a grade of 3.9% zinc and 2.2% lead ore was mined at the Sindesar Khurd mine. Due to a mismatch in the mining and beneficiation capacity, the part of the ore produced at Sindesar Khurd mine was treated at Rampura Agucha mine and Rajpura Dariba mine. Out of the total ore produced at Sindesar Khurd mine, 2,567,816 tonnes of ore was treated at Sindesar Khurd mine beneficiation plant which produced 176,761 zinc concentrate at a grade of 51.5% zinc and 92,611 lead concentrate at a grade of 53.2% lead with 2,686 grams of silver in lead concentrate. In addition, 291,568 tonnes of Sindesar Khurd mine ore was treated at Rampura Agucha Mine which produced 20,171 tonnes of zinc at a grade of 48.7% zinc and 7,363 tonnes of lead at a grade of 56.9% lead with a 2,456 grams of silver per ton of lead concentrate and 100,777 tonnes of Sindesar Khurd mine ore was treated at Rajpura Dariba mine beneficiation plant which produced 6,703 Zinc concentrate at a grade of 48% zinc and 3,377 lead concentrate at a grade of 45.9% lead with 1,947 grams of silver in lead concentrate.

Zawar

Zawar consists of four mines namely, Mochia, Balaria, Zawar Mala and Baroi. The deposit is located near Udaipur city, in Rajasthan in northwest India. The deposits lie within a 36.2 square kilometers mining lease granted by the state government of Rajasthan which is valid until March 31, 2030.

Ore processing is carried out in a conventional comminution and flotation plant having facility for “differential” as well as “bulk flotation” of zinc and lead metals. The ore is crushed primarily underground and then hoisted to the surface. Thereafter, the ore is crushed to 12 to 15mm in size before being milled to 74 microns. In the differential flotation process, milled ore is conveyed separately to two lead flotation circuits and undergoes a process incorporating roughing, scavenging and cleaning. Lead flotation tails proceed to two zinc flotation circuits comprising roughing, scavenging and cleaning. Zinc flotation tails are disposed in slurry form in designated tailings disposal area. Lead and zinc concentrates are thickened, filtered and then stored before they are sent to HZL’s smelters. In the bulk flotation process, milled ore is conveyed to the flotation circuit and undergoes a process incorporating roughing, scavenging and cleaning. Final bulk concentrate is thickened, filtered and then stored before it is sent to the lead zinc smelter at Chanderiya. Bulk flotation tails are disposed in slurry form in designated tailings disposal areas.

In fiscal year 2016, approximately 1,349,850 tons of ore at 2.8% zinc and 2.1% lead was mined which produced 102,987 tons of bulk concentrate at 32.3% zinc and 24.2% lead. The recovery of zinc and lead during fiscal year 2016 was 90.4% and 90.4%, respectively.

The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 4,600 million ($ 69.4 million) as of March 31, 2016 and of the 80 MW coal-based thermal captive power plant at Zawar was Rs. 3,220 million ($ 48.6 million).

Power is supplied through a combination of an 80 MW thermal coal-based captive power plant commissioned in December 2008 and a 6 MW captive power plant.

As of March 31, 2016, HZL estimates the remaining mine life of the Zawar mine to be 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The focus of mine exploration at Zawar is to replenish the ore reserves that are being depleted through exploration activities and to look for new mineralized areas to enhance production capacity. A surface drilling program is underway to locate deeper resources below -100 meter reduce level up to 500 meter reduce level. Underground exploratory drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12.5 meters / 15 meters after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life.

Kayad Mine

The Kayad lead-zinc mine is located in Ajmer, in the state of Rajasthan.

The Kayad lead-zinc deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. Mineral Exploration Corporation Limited worked on the project on promotional basis, started the exploration and a total of 9,585 meters of drilling was achieved in 42 completed bore holes during 1994-1997. The detailed exploration of Kayad deposit was commenced by HZL in the month of June 1999 and continues as of today with a total of 162 kilometers in 919 drill holes. According to the reserve report, the proven and probable reserves for Kayad mine as on March 31, 2016 was 3.9 million tons at 13.4 % zinc and 1.8% lead. As of March 31, 2016, HZL estimates the remaining mine life of the Kayad mine to be over 4 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

The ground breaking of the mine commenced on June 11, 2011. The access is through a decline which then divides into two declines at 420 meter reduce level. Development ore production was achieved in the second quarter of fiscal year 2013, and the mine started operations in fiscal year 2014. The mining method practiced in Kayad is long hole open stoping with cemented rock filling / rock filling in the steeper portions of the deposit; while transverse stoping method at flat portion along with rock filling/cemented rock filling. About 47 kilometers of development is planned by 2021. The mining is highly mechanized with twin boom jumbo drills used for face drilling, rock bolting machines used for support and 10 T and 17 T diesel load haul dump vehicles coupled with 30 T/50 T low profile dump trucks for loading and hauling. For production drilling Simba Drills are being used. The run of mine is stacked in the surface ore stock pile and transported by trucks to the Rampura Agucha mine for beneficiation.

A mine lease of 480.45 hectares was granted to Kayad mine by the state of Rajasthan and is valid until February 2048, subject to further renewal. We have obtained surface land rights over 49.8 hectares. We have also obtained mine plan approval from the Indian Bureau of Mines and received environmental clearance from the MoEF for an increase in lead zinc ore production capacity from 0.35 million tons per annum to 1.0 million tons per annum. We have also obtained consents under various environmental laws to operate the mine, including from the State Pollution Control Board.

A 33 KV power line was commissioned on February 2, 2012 to meet the constructional power requirements of the mine. Currently, most of the power is being taken from captive power plant, Zawar and some power is taken from state grid. A one megavolt amperes diesel generator is kept as a backup power supply for emergency operations in the event of power failure. For proper power distribution a 2 megavolt amperes underground sub station is commissioned in North and south section each.

Summary of Mine Reserves

The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2016:

	Proven Reserves				Probable Reserves				Total Proven and Probable Reserves				Vedanta Limited Ownership	Reserve Life
Mine	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade	Quantity	Zinc Grade	Lead Grade	Silver Grade
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)%		Years
Rampura Agucha	4.9	13.5	2.1	59	46.2	14.0	1.8	58	51.1	14.0	1.8	58		13
Rajpura Dariba	6.4	6.1	1.6	61	2.9	6.7	1.5	61	9.3	6.3	1.6	61		8
Sindesar Khurd	8.5	4.3	2.5	136	24.7	4.8	3.4	204	33.2	4.7	3.2	187		9
Zawar	3.4	3.5	1.8	33	6.2	3.4	1.7	32	9.5	3.4	1.7	32		5
Kayad	0.7	13.8	1.8	42	3.3	13.4	1.8	43	3.9	13.4	1.8	43		4
Total	23.9	6.8	2.1	83	83.2	10.2	2.2	100	107.1	9.5	2.2	96	64.9

References to “g/t” are grams per ton

Additional information:

(1)	The reserve estimates for each of the mines have been prepared by the mining engineer of the respective operation and the same have been audited by SRK Consulting (UK) Limited. The reserves presented for the HZL mines have been adjusted to incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut off grade used for zinc and lead in (i) Rampura Agucha mine is 2.0%, (ii) Rajpura Dariba mine is 3.0%, (iii) Sindesar Khurd mine is 3.0%, (iv) Zawar mine is 3.0% and (v) Kayad mine is 3.0%

(3)	The metallurgical recovery factor for the following HZL mines is as follows:

Mine	Metallurgical Recovery Factor

Rampura Agucha
Zinc	88.7%
Lead	60.9%
Rajpura Dariba
Zinc	83.7%
Lead	72.1%
Sindesar Khurd
Zinc	91.0%
Lead	89.0%
Zawar
Zinc	90.4%
Lead	90.4%

(4)	The historic three year average commodity price for zinc, lead and silver considered for evaluation of reserves is $ 1,972 per ton, $ 1,961 per ton and $ 18.3 per oz, respectively. The historic currency conversion factor used to estimate the reserves was US dollar per Indian Rupee 62.37.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 64.9%.

Smelters

Overview

The following table sets forth the total capacities as of March 31, 2016 at HZL’s Chanderiya, Debari, Zawar, Dariba and Pantnagar facilities:

	Capacity
Facility	Zinc	Lead	Silver	Sulphuric Acid	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Chanderiya(1)	525,000	85,000	—	828,500	247.7
Debari	88,000	—	—	419,000	7.4
Zawar	—	—	—	—	80.0
Dariba	210,000	100,000	—	710,500	174.3
Pantnagar	—	—	518	—	—
Total	823,000	185,000	518	1,958,000	509.4

(1)	The plant at Haridwar is a finishing facility for zinc ingots from zinc cathodes produced at the Chanderiya and Dariba smelters. The processing plant at Pantnagar is a finishing facility for zinc and lead ingots from zinc and lead cathodes produced at the Chanderiya and Dariba smelters. Therefore their production capacities do not increase the total production capacity of HZL’s facilities.

Chanderiya

The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the state of Rajasthan. The facility contains 4 smelters, 3 associated captive power plants and 3 sulphuric acid plants:

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

HZL, in January 2006, as part of a consortium with five other partners, secured the award of a coal block from the Ministry of Coal of the GoI for its Chanderiya plant. HZL’s share of the coal block is approximately 31.5 million tons which, according to the Ministry of Coal of the GoI, are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. On June 16, 2008, the Ministry of Coal of the GoI approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field in the state of Chhattisgarh, which falls under moderate to dense forest. The environmental clearance and approval for the forest diversion was initially rejected by the MoEF and accordingly, a letter of rejection was issued by the state government on January 23, 2010. In February 2012, the HZL consortium resubmitted its application, which required approval from the state government and the MoEF. However, on February 17, 2014, the Ministry of Coal issued a letter cancelling the coal block allocation stating that the consortium could not obtain forest clearance and adhere to the timeline for the development of the coal block and also the fact that the same was rejected earlier. The Ministry of Coal’s actions were challenged by the consortium in the High Court of Chhattisgarh and a stay order was granted on March 11, 2014. In September 2014, the Supreme Court of India revoked all the allocations of coal blocks post 1992 until 2012, which were awarded by Ministry of Coal through its screening committee. Now, an auction route has evolved for the new allocation of coal blocks. HZL has consequently fully provided for the potential loss of value of its investment.

After being denied access to the Hasdev Arand field, HZL continues to import coal from third-party suppliers. HZL had been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI for its Chanderiya plant, but the same was linked to the development of allocated coal block. The access to coal has been stopped since September 2012 and there is no linkage coal available for Chanderiya plant and its entire requirement are being met from imported coal. Currently, the price of linkage coal is higher than the price of imported coal on a landed basis.

Dariba

The Dariba hydrometallurgical zinc smelter is located in the Rajsamand district of Rajasthan which was commissioned in March 2010 and has a capacity of 210,000 tpa. The Dariba facility also includes a 306,000 tpa sulphuric acid plant. In July 2011, we commissioned a new 100,000 tpa lead smelter, and it also includes a 98,500 tpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the 160 MW coal-based captive power plant at Dariba. A new roaster was commissioned in April 2013 in the Dariba facility with an associated sulphuric acid plant capacity of 306,000 tpa. Zinc cathodes are sent to its refining facilities at Pantnagar in Uttarakhand state for finishing and casting. The anode slime obtained as a residue from lead smelting at this smelter is refined and casted into silver ingots at the Pantnagar plant.

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

Production Volumes

The following table sets out HZL’s total production from its Chanderiya, Debari, Dariba and the Pantnagar facilities for fiscal years ended March 31 2014, 2015 and 2016:

		For the Year Ended March 31,
Facility	Product	2014	2015	2016
		(tons, except for silver which is in kgs)
Chanderiya
—ISPTM pyrometallurgical lead-zinc smelter	Zinc	78,032	91,001	86,908
	Lead	15,901	26,898	21,517
First hydrometallurgical zinc smelter	Zinc	194,023	182,696	193,639
Second hydrometallurgical zinc smelter	Zinc	204,896	191,028	207,923
AusmeltTM lead smelter	Lead	30,586	6,111	23,045
Sulphuric acid plants	Sulphuric acid	586,919	547,165	618,426
Dariba
Hydrometallurgical zinc smelter	Zinc	197,715	199,694	203,704
Lead Smelter	Lead	76,109	94,135	100,357
Sulphuric acid plant	Sulphuric acid	459,026	480,542	499,222
Debari
Hydrometallurgical zinc smelter	Zinc	74,501	69,385	66,764
Sulphuric acid plant	Sulphuric acid	282,565	251,408	224,675
Pantnagar
Silver Refinery	Silver	349,620	327,508	424,578
Total	Zinc	749,167	733,803	758,938
	Lead(1)	122,596	127,143	144,919
	Silver	349,620	327,508	424,578
	Sulphuric acid	1,328,510	1,279,115	1,342,323

Notes:

(1)	Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 7,262 tons, 7,755 tons and 6,657 tons in fiscal years 2014, 2015 and 2016, respectively.

The following table sets out HZL’s total ore, zinc concentrate, lead concentrate and bulk concentrate production for fiscal years ended March 31, 2014, 2015 and 2016:

		Year Ended March 31,
Mine (Type of Mine)	Product	2014	2015	2016
		(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined	5,481,006	4,999,476	4,481,114
	Ore grade – Zinc	12.4%	12.9%	12.1%
	Lead	1.7%	1.7%	1.9%
	Recovery – Zinc	90.7%	91.7%	88.1%
	Lead	59.0%	61.4%	57.7%
	Zinc concentrate	1,196,399	1,143,090	964,879
	Lead concentrate	89,106	88,024	85,311
Rampura Agucha (Underground)	Ore mined	322,846	451,844	223,521
	Ore grade – Zinc	12.6%	13.1%	10.4%
	Lead	1.7%	1.8%	1.4%
	Recovery – Zinc	90.7%	91.7%	88.1%
	Lead	59.0%	61.4%	57.7%
	Zinc concentrate	71,916	106,022	42,104
	Lead concentrate	5,328	8,447	3,398
Kayad (Underground)	Ore mined	149,286	372,000	760,100
	Ore grade – Zinc	7.9%	9.1%	8.9%
	Lead	1.1%	1.1%	1.1%
	Recovery – Zinc	90.7%	91.7%	93.3%
	Lead	59.0%	61.4%	74.0%
	Zinc concentrate	22,061	30,309	151,298
	Lead concentrate	1,703	2,223	12,953
Rajpura Dariba (Underground)	Ore mined	610,242	573,284	668,777
	Ore grade – Zinc	5.3%	5.3%	5.1%
	Lead	1.3%	1.3%	1.2%
	Recovery – Zinc	82.8%	83.4%	83.4%
	Lead	67.7%	70.1%	70.3%
	Zinc concentrate	52,212	43,359	52,351
	Lead concentrate	12,241	10,647	12,407
	Bulk concentrate(1)	—	9,832	8,941
Sindesar Khurd (Underground)	Ore mined	1,723,253	1,910,055	2,969,587
	Ore grade – Zinc	3.5%	3.6%	3.9%
	Lead	2.1%	1.9%	2.2%
	Recovery – Zinc	87.8%	89.8%	91.0%
	Lead	85.5%	86.8%	89.0%
	Zinc concentrate	105,562	126,952	176,761
	Lead concentrate	60,128	61,630	92,611
Zawar (Underground)	Ore mined	1,003,600	1,056,000	1,349,850
	Ore grade – Zinc	2.8%	2.8%	2.8%
	Lead	1.7%	1.7%	2.1%
	Recovery – Zinc	90.8%	90.3%	90.4%
	Lead	90.2%	89.8%	90.4%
	Zinc concentrate	—	—	—
	Lead concentrate	—	—	—
	Bulk concentrate(1)	68,432	74,186	102,987
Total	Ore mined	9,290,233	9,362,659	10,452,949
	Zinc concentrate	1,448,151	1,449,731	1,387,393(2)
	Lead concentrate	168,505	170,970	206,680
	Bulk concentrate(1)	68,432	84,018	111,928(2)

Note:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.
(2)	above production excludes Sindesar Khurd mine ore treated at Rampura Agucha mine (Zinc 20,171 tons, Lead 7,363 tons) and Rajpura Dariba mine (Zinc 6,703 tons, Lead 3,377 tons); Zawar mine ore treated at Rampura Agucha mine (Zinc 910 tons, Lead 606 tons).

Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

Zinc and Lead Concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided nearly all of its requirements for zinc and lead concentrates in the past. However, a marginal portion of the metal is being produced through sourced concentrates. In fiscal year 2016, 3.0% of the lead production was through sourced concentrates. We expect HZL’s mines to continue to provide nearly all of its zinc and lead concentrate requirements for the foreseeable future.

Power

Most of HZL’s operations are powered by the coal-based captive power plants at Chanderiya, Dariba and Zawar. HZL imports the required thermal coal from a number of third party suppliers and part of the requirement is sourced by way of linkage with South Eastern Coalfields Ltd (which is a subsidiary of Coal India Limited). HZL was awarded 2.43 million tons of coal linkage by Ministry of Coal. However, due to limited coal availability, Coal India Limited has been supplying only 50.0% of the 2.4 million tons linkage quantity. As of April 2013, the coal supplies to Chanderiya have stopped due to pending decision at Ministry of Coal on the linkages for plants which have been allocated coal blocks. In February 2014 the coal block allocated to the Chanderiya lead zinc smelter captive power plant was deallocated by the Ministry of Coal. As of January 2016, the coal supplies to Dariba captive power plant stopped due to the expiry of the existing fuel supply agreement (FSA) and further renewal of the FSA has not yet been sanctioned by South Eastern Coalfields Limited. Linkage coal supplies to HZL’s power plants at Zawar are continuing and the linkage quantity for these plants has been restricted to 50% of 0.4 million tons. The remaining coal requirements are met through the import of coal from various countries which is currently priced lower than linkage coal on a landed basis.

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

Sales and Marketing

HZL’s 10 largest customers accounted for approximately 41.2%, 40.5% and 36.5% of its revenue in fiscal years 2014, 2015 and 2016 respectively. No customer accounted for greater than 10.0% of HZL’s zinc business revenue in fiscal years 2014, 2015 and 2016.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. In fiscal year 2016, HZL sold approximately 75% of the zinc and lead metal it produces in the Indian market and exported approximately 25% of our zinc India segment revenue.

In fiscal year 2016, HZL sold approximately 98.7% of the zinc metal in the domestic market and exported approximately 56.1% under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to prevailing LME price with an additional physical market premium. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in the LME price.

Projects and Developments

HZL has been actively conducting exploration, which has resulted in net ore reserves of 107.1 million tons across all mines in fiscal year 2016. Based on long-term evaluation of assets and in consultation with mining experts, we have finalized the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 3.75 mmtpa underground mine at Rampura Agucha mine and expanding the Sindesar Khurd mine from 2.0 mmtpa to 3.75 mmtpa, Zawar mines from 1.5 mmtpa to 4.0 mmtpa, Rajpura Dariba mine from 0.6 mmtpa to 1.2 mmtpa and Kayad mine from 0.35 mmtpa to 1.0 mmtpa. The growth plan will increase mined metal (MIC) production capacity to 1.2 mmtpa. The estimated cost for these projects amounts to Rs. 86,700 million ($ 1,308.7 million). HZL spent Rs. 10,420 million ($ 157.3 million) on these projects in fiscal year 2016. These projects are financed from internal sources.

Market Share and Competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 79.1% in fiscal year 2016, according to ILZDA. The only other zinc producer in India, but not integrated and depends on imports of zinc concentrate, is Binani Zinc Limited, which had a market share of one percent of the Indian market in terms of sales volume in fiscal year 2016, according to ILZDA. Imports and secondary sources accounted for the remaining 19.9% market share, according to ILZDA. Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market.

HZL is the only primary lead producer in India, with competition coming from imports which provide a substantial majority of the lead consumed in India. Lead is a commodity product and HZL competes primarily on the basis of price, time of delivery and location.

Our Zinc International Business

Overview

On May 10, 2010, SIIL agreed to acquire the zinc business of Anglo American Plc for a total consideration of Rs. 69,083 million ($ 1,513.1 million) which comprises:

(1)	100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2)	74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3)	100.0% stake in Lisheen, which owns the Lisheen mine in Ireland which has ceased operations in December 2015.

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

As of March 31, 2016, the remaining mine life of the Skorpion mine is approximately 4.57 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The Skorpion mine has an attached electrolytic refinery producing approximately 150,000 tons of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated based on the sulphide ore bodies in the nearby areas. Skorpion is also working for conversion of the refinery from stand-alone oxide ore treatment to sulphide ore treatment also.

Summary of Mine Reserves

The following table sets out the proved and probable zinc reserves as of March 31, 2016:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves		Vedanta Limited Interest	Reserve life
	Quantity	Zinc Grade	Quantity	Zinc Grade	Quantity	Zinc Grade
	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)%		(Years)
Skorpion	1.15	8.00	3.23	9.9	4.38	9.4

Total	1.15	8.00	3.23	9.9	4.38	9.4	100	4.57

Additional information:

(1)	The estimate of ore reserves were reviewed by Axe Valley Mining Consultants Ltd. in accordance with the principles and guidelines of the Australian Code for reporting of mineral resources and ore reserves (JORC code, 2012 edition).

(2)	The cut-off grade used with our reserve estimate is 3.0%.

(3)	The metallurgical recovery factor for Skorpion mine is 89.73%.

(4)	The historic three year average commodity price was $ 1,974 per ton and currency conversion factor that were used to estimate our reserves was Namibian dollar per US dollar 11.65.

(5)	The reserve quantities disclosed are for the entire mine.

Skorpion Facility

The following table sets out the total capacity of the facility at Skorpion as of March 31, 2016:

Capacity
Facility	Zinc (tpa)

Skorpion	150,000

Total	150,000

Production Volumes

The following table sets out the total production from Skorpion zinc refinery for fiscal years ended March 31, 2014, 2015 and 2016:

Facility	Product	Fiscal Year 2014	Fiscal Year 2015	Fiscal Year 2016
		(tons)
Zinc refinery	Zinc	124,924	102,188	81,938

The following table sets out the total ore and zinc concentrate production at the Skorpion mine, for fiscal years ended March 31, 2014, 2015 and 2016:

	(tons except percentage)
Mine (Type of Mine)	Product	Fiscal Year 2014	Fiscal Year 2015	Fiscal Year 2016
Skorpion (Open-pit)	Ore mined	1,252,092	1,344,272	1,245,198
	Ore grade - Zinc	10.2%	9.0%	7.53%
	Recovery - Zinc	90.1%	88.2%	85.5%

Principal Raw Materials

The Skorpion mine used 65,412 tons of sulphur in fiscal year 2016, of which 96.0% was imported in bulk and shipped to Namibia through the port of Luderitz while the remaining sulphur was brought from South Africa in molten form by road.

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

Sales and Marketing

Skorpion’s 10 largest customers accounted for approximately 100%, 99.9% and 79.9% of its revenue in fiscal years 2014, 2015 and 2016 respectively. Three of Skorpion’s customers accounted for approximately 85%, 85% and 64% of Skorpion’s revenue in fiscal years 2014, 2015 and 2016. Skorpion’s marketing office is located in Rosh Pinah.

Most of the zinc metal that Skorpion produced in fiscal year 2016 was sold under bi-annual/ annual contracts. About 30% of the metal produced is sold in the Southern African Customs Union market and balance is sold to other regions. The contract sales price is linked to prevailing LME price with an additional market premium. Thus, the price that Skorpion receives for its zinc is dependent upon and is subject to fluctuations in the LME price.

Market Share and Competition

According to Wood Mackenzie, the Skorpion mine has consistently been one of the largest zinc producing mines in the world and in 2016, it ranked tenth in the world in terms of production volume with a cost base in the lower half of the zinc industry cost curve. The Skorpion mine produces only high-grade, high purity SHG zinc ingots that are registered on the LME.

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

During fiscal year 2016, 1,579,633 tons of ore at 2.47% zinc and 2.56% lead were mined from the Black Mountain mine, which produced approximately 59,006 tons of zinc concentrate and 48,091 tons of lead concentrate, containing 29,272 tons of zinc and 34,114 tons of lead respectively. In addition, the Black Mountain mine also produced 4,729 tons of copper in concentrate and 41 tons of silver in concentrate.

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

Principal Facilities

The following maps shows the specific location of the Black Mountain mine in Northern Cape in South Africa:

Mines

The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 29,272 tons of zinc in concentrate and 34,114 tons of lead in concentrate respectively. In addition, the Black Mountain mine also produced 4,729 tons of copper in concentrate and 41 tons of silver in concentrate annually.

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

Underground drilling of the deeps ore body was started in December 2000 and were completed in 2012. As of March 31, 2016, BMM estimates the remaining mine life of the Black Mountain mine to be 5 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

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

Zinc, lead and copper concentrate from the mine are road hauled to a dedicated railway siding along a 170 km gravel road, which is owned by the provincial authorities but maintained by Black Mountain. The concentrate is then transported by train to Saldanha on the Sishen-Saldanha railway with delivery terms to export customers on a cost, insurance and freight basis. Since October 2015, there has been a change in strategy to move the concentrate directly to Saldanha by road, with delivery terms to export customers on a cost insurance and freight basis.

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

Summary of Mine Reserves

The following table sets out the proved and probable zinc and lead reserves as of March 31, 2016:

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				Vedanta Limited ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Deeps	1.75	3.39	4.05	42	4.76	2.09	3.29	40	6.51	2.74	3.54	39

Total	1.75	3.39	4.05	42	4.76	2.09	3.29	40	6.51	2.74	3.54	39	74	5

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SSL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Swartberg	—	—	—	—	2.44	0.6	3.23	25	2.44	0.6	3.23	25

Total	—	—	—	—	2.44	0.6	3.23	25	2.44	0.6	3.23	25	74	5

	Proved Reserve				Probable Reserve				Total Proved and Probable Reserves				SSL ownership	Reserve life
	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver	Quantity	Zinc Grade	Lead Grade	Silver
	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(million tons)	(%)	(%)	(g/t)	(%)	(Years)
Black Mountain-Gamsberg	44.49	6.8	0.5		8.7	5.9	0.5		53.1	6.6	0.5

Total	44.49	6.8	0.5		8.7	5.9	0.5		53.1	6.6	0.5		74	12

References to “g/t” are grams per ton

Additional information:

Deeps and Swartberg

(1)	The reserve estimates presented incorporate losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut-off rand value used with our reserve estimate is 683 ZAR per ton.

(3)	The metallurgical recovery factor for zinc, lead and copper is 71.4%, 87.4% and 70.1%, respectively.

(4)	The commodity prices for zinc, lead and copper considered for evaluation of reserves were $ 1,974 per ton, $ 1,959 per ton and $ 6,291 per ton, respectively. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $11.65.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Gamsberg

(1)	The reserve estimates, were reviewed by A&B Global Mining, presented incorporate losses for mine dilution and mining recovery according to the JORC code, with a 0.5m dilution skin considered along the ore/waste contact and 97% mining recovery.

(2)	The zinc cut-off grade used with our reserve estimate is 3%.

(3)	The commodity price for zinc considered for evaluation of reserves was $ 1,974 per ton. The average currency conversion factor that was used to estimate our reserves was South African Rand per US $11.6.

(4)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 74.0%.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Black Mountain mine for each of fiscal years ended March 31, 2014, 2015 and 2016:

Mine (Type of Mine)	Product	Fiscal Year 2014	Fiscal Year 2015	Fiscal Year 2016
		(tons, except percentages)
Black Mountain (Underground)	Ore mined	1,395,534	1,437,562	1,579,633
	Ore grade –Zinc	2.7%	2.5%	2.5%
	-Lead	3.2%	2.6%	2.6%
	Recovery - Zinc	78.0%	74.2%	75.2%
	-Lead	87.4%	84.8%	84.6%
	Zinc concentrate	59,942	54,445	59,006
	Lead concentrate	53,221	45,129	48,091

Principal Raw Materials

There are no major raw materials used in Black Mountain Mine, except for chemical reagents which are used in the floatation process to produce zinc and lead concentrates.

Distribution, Logistics and Transport

Zinc concentrate, lead concentrate and copper concentrate from the mine is hauled by road to a dedicated railway siding along a 170 kilometers gravel road, which is owned by the provincial authorities but maintained by BMM. The concentrate is then transported by train to Saldanha on the Sishen-Saldanha railway with delivery terms to export customers on a cost, insurance and freight basis. Since October 2015, there has been a change in strategy to move the concentrate directly to Saldanha by road, with delivery terms to export customers on a cost insurance and freight basis.

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

Approximately 80% of the zinc and lead metal that BMM produced in fiscal year 2016 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. The contract sales price is linked to the prevailing LME price with an additional market premium. Thus, the price that BMM receives for its zinc and lead is dependent upon and is subject to fluctuations in the LME price.

Projects and Developments

Gamsberg Project

The Gamsberg ore body is a large undeveloped zinc deposit situated approximately 22 kms from Black Mountain. The Gamsberg Project was officially approved by the Company’s Board in November 2014. In April 2015, the Project Schedule was revised after optimizing the Mining Cost.

During the fiscal year 2016, pre strip mining started from July 2015 and to March 31, 2016 6.5 million tons of waste has been mined. A total of $80.6 million of commitments have been made; with the total spend being $15.1 million. Other infrastructure jobs such as Residential Housing, Pre start Infrastructure is under progress as planned.

In fiscal year 2017, the project activities will cover the ordering of plant and infrastructure packages followed by construction activities. The initial ore production is planned for fiscal year 2018 with ramp up to full production expected in subsequent years

Lisheen

Overview

The Lisheen mine is located in County Tipperary, Republic of Ireland and when operational consisted of an underground mine, concentrator and backfill plant, with a related capacity of approximately 131,000 tons of zinc in concentrate annually. The Lisheen mine also included approximately 19,000 tons of lead in concentrate annually. Mining and milling activities ceased in December 2015 and the facility is currently in the process of implementing a mine closure plan in conjunction with the statutory authorities.

During fiscal year 2016, 849,618 tons of ore at 9.5% zinc and 1.5% lead were processed at the Lisheen mine, which produced approximately 135,611 tons of zinc concentrate and 14,371 tons of lead concentrate, containing 71,825 tons and 8,726 tons of zinc and lead, respectively.

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

The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine was subsequently acquired by SIIL (through THL Zinc Holding B.V.) on February 15, 2011. The mine ceased all operations in December 2015.

Principal Products

Lisheen when operational during the year produced zinc and lead in concentrate (whilst operational during fiscal year 2016) and both concentrates were shipped overseas.

Principal Facilities

The following map shows the locations of Lisheen within Europe and within the island of Ireland:

Mines

The Lisheen ore bodies occured at three principal zones, namely the Main Zone, Derryville Zone and Bog Zone and a series of small satellite bodies surrounding these.

When operational, the crushed ore from the Lisheen mine was stored in a surface stockpile from which it is conveyed to a two-stage wet grinding circuit as the first processing set in the concentrator. The slurried product from the grinding mills then passes directly to the two flotation circuits, where the lead concentrate and the zinc concentrates were floated off sequentially. The zinc concentrates are leached with sulphuric acid to remove dolomite to bring the product to smelter requirements. The concentrates were dewatered to shipment requirements by thickening and subsequent pressure filtration. The dewatered concentrates were then trucked to the port of Cork and then shipped onward to international smelters mostly based in Europe.

The Lisheen mine was wholly owned by Anglo American Plc between 2003 and 2011 following a series of mergers and acquisitions of stake holdings. The mine is now owned by us through our subsidiary THL Zinc Holding B.V. Lisheen mine ceased production in December 2015.

Summary of Mine Reserves

Following the cessation of mining activities in December 2015, Lisheen commissioned an independent evaluation of mineral resource and mineral reserve categorization for any remaining stopes, pillars and other materials in the Lisheen mine plan. The evaluation was completed by Golder associates (UK) Ltd and they concluded that the production tail starting on January 2016 through to June 2016 when the final reserves are depleted was not economic to mine and was therefore not a mineral reserve as defined by the JORC code. The remnant mineralization therefore is uneconomic and as such cannot be categorized as mineral reserves and should be removed from the value of the mine.

Production Volumes

The following table sets out the total ore, zinc and lead concentrate production at the Lisheen mine for fiscal years ended March 31, 2014, 2015 and 2016:

Mine (Type of Mine)	Product	Fiscal Year 2014	Fiscal Year 2015	Fiscal Year 2016
		(tons, except percentages)
Lisheen (underground)	Milled Ore Ton (dmt)	1,401,741	1,375,069	849,618
	Ore grade Zinc	11.8%	10.5%	9.5%
	-Lead	2.2%	1.9%	1.5%
	Recovery Zinc	91.3%	90.3%	89.2%
	- Lead	68.5%	72.5%	68.5%
	Zinc concentrate	282,159	244,354	135,611
	Lead concentrate	34,409	30,956	14,371

Principal Raw Materials

There were no major raw materials used in the Lisheen Mine, except for chemical reagents which was used in the flotation process to produce Zinc and Lead concentrates

Distribution, Logistics and Transport

With respect to outbound logistics Lisheen when operational transported the zinc concentrates to the port at Cork (135 kilometers from mine site) via on site haulage contracted with a single supplier. A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities.

Lisheen is within close proximity to international airports (Dublin 157 kilometers; Cork 135 kilometers), the national highway network and nearby towns. The nearest motorway is 10 kilometers from the mine site and provides direct motorway access to the port facility in Cork.

Sales and Marketing

The Lisheen mine, when operational, extracted lead and zinc ore from underground and processed this into zinc and lead concentrates. The resultant concentrate was sold to smelters and trading customers in Europe and Asia. Marketing of the concentrates produced by Lisheen was done centrally from the corporate office located in Aggeneys. There was also a site office to look after the logistics coordination, administrative support and contracting.

Approximately 87% of the combined zinc and lead metal that Lisheen produced in fiscal year 2016 was sold under annual contracts specifying quantity, grade and price and the remainder sold on the spot market. The contract sales price is directly linked to the prevailing LME price and is dependent upon and subject to the fluctuations in the LME price.

Projects and Developments

A detailed mine closure plan was agreed and approved between the relevant statutory bodies and the company and the mine rehabilitation program is currently underway. Management is actively exploring further business opportunities and ways to utilize the existing resources and skills at Lisheen following the cessation of normal mining activities and a task force has been established to facilitate this.

Oil and gas

Overview

Cairn India and its subsidiaries is a significant contributor to India’s domestic crude oil production, contributing approximately 27% along with our joint operation partners to the total production, as per Ministry of Petroleum and Natural Gas statistics of March 2016. We have a diversified asset base with eight blocks: one in Rajasthan, two on the west coast of India, four on the east coast of India, and one in South Africa.

Rajasthan, RJ-ON-90/1 block, Barmer Basin (operator, 70% participating interest)

The Rajasthan RJ-ON-90/1 (“Rajasthan”) block is an onshore block. It is our principal production asset where we own a 70% participating interest pursuant to the production sharing contract that runs until May 2020. Our joint operation partner, ONGC, has a 30% participating interest. The Rajasthan block is spread over 3,111 sq. kms in the west of Barmer district. The block consists of three contiguous development areas: (i) Development Area (“DA”) 1, primarily comprising the Mangala, Aishwariya, Raageshwari and Saraswati (MARS) fields; (ii) DA 2 primarily consisting of the Bhagyam, NI and NE and Shakti fields; and (iii) DA 3, comprising the Kaameshwari West fields.

The Mangala field was discovered in January 2004. This was followed by many other discoveries including the Aishwariya and Bhagyam fields. In the Rajasthan block, 38 discoveries have been established, since inception. Exploration activities and studies indicate that the block has further potential for resources and reserves for future growth opportunities.

We also own and operate significant infrastructure assets to facilitate the processing, transportation, and sale of crude oil produced in the Rajasthan block. For fiscal year 2016, our net average daily production was 85,083 boepd from the Rajasthan block.

Cambay, CB/OS-2 block, Cambay Basin (operator, 40% participating interest)

The Cambay CB/OS-2 (“Cambay”) block is an offshore block which is located in the Cambay Basin of the state of Gujarat in western India. Our operations in the Cambay block are centered on the Lakshmi and Gauri oil and gas fields and the CB-X development area. Based on exploration and development activities undertaken by us, the Cambay block has yielded natural gas discoveries in its offshore Lakshmi and Gauri fields and onshore CB-X field and crude oil discoveries in the former two fields. We commenced gas production from the Lakshmi gas field in 2002 and from the Gauri field in 2004. Production of co-mingled crude oil, which consists of crude oil plus condensate, from the Gauri field commenced in 2005. The Lakshmi and Gauri offshore fields cover areas of 121.1 sq. kms and 50.7 sq. kms, respectively, in the Cambay Basin and lie off the coast of the state of Gujarat in water depths of approximately 20 meters. CB-X is an onshore gas field situated in the Cambay block and covers an area of 33.28 sq. kms. For fiscal year 2016, our net average daily production was 2,546 boepd from the block.

Ravva, PKGM-1 block, Krishna Godavari Basin, Eastern India (operator, 22.5% participating interest)

Our production operations in the Krishna-Godavari Basin are centered on the Ravva PKGM-1(“Ravva”) block, lying off the coast of Andhra Pradesh in Eastern India, in water depths up to 40 meters. Developed in partnership with ONGC, Videocon and Ravva Oil Singapore, we became the operator in 1996. For fiscal year 2016, our net average daily production was 3,448 boepd from the block.

Our Oil and Gas Business

Overview

Our oil and gas business is owned and operated by Cairn India and its subsidiaries. Cairn India was listed on the Bombay Stock Exchange and the National Stock Exchange on January 9, 2007. Vedanta completed its acquisition of 58.5% of the fully diluted share capital of Cairn India from Cairn Energy Plc as of December 8, 2011. After the Re-organization Transactions, Vedanta’s shareholding in Cairn India was transferred to us. As of March 31, 2016, our total ownership interest in Cairn India was 59.9%. Cairn India is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. According to the Ministry of Petroleum and Natural Gas statistics of March 2016, together with our joint operation partners, we account for approximately 27% of India’s domestic crude oil production.

The Company has a world-class resource base, with interests in seven blocks in India, namely Rajasthan, two on the west coast of India, four on the east coast of India and one in South Africa. The blocks are located in the Barmer Basin, Krishna-Godavari Basin, the Palar-Pennar Basin, the Cambay Basin, the Mumbai Offshore Basin and Orange Basin.

	Asset	Basin	Cairn India’s Interest (%)	Joint Operation partners	Area (in sq. km)
India
1	Rajasthan	Barmer	70%	ONGC	3,111
2	Cambay	Cambay	40%	ONGC, Tata Petrodyne	207
3	Ravva	KG Offshore	22.5%	ONGC, Ravva Oil, Videocon	331
4	KG-ONN-2003/1	KG Onshore	49%	ONGC	315
5	KG-OSN-2009/3	KG Offshore	100%	—	1,988
6	MB-DWN-2009/1	Mumbai Offshore	100%	—	2,961
7	PR-OSN-2004/1	Palar-Pennar	35%	ONGC, Tata Petrodyne	9,417

International
8	Block 1	Orange, South Africa	60%	Petro SA	19,898

	Total				38,228

Principal Products

Oil

We produce crude oil of various grades with different degrees and contents across fields. The crude oil in the majority of fields in the Rajasthan block is medium sweet oil with high pour point. Conversely, the crude oil produced from Ravva and Cambay blocks are light sweet in nature.

Gas

The Rajasthan, Ravva and Cambay blocks produce natural gas, as well as natural gas commingled with crude oil. While we have been historically selling gas from the offshore blocks of Ravva and Cambay, we commenced gas sales in the Rajasthan block in fiscal year 2014, following the regulatory approval in March 2013.

Production

The table below shows our production results for fiscal years 2014, 2015 and 2016.

Average Daily Production	Units	2014	2015	2016	% Change (2016 v. 2015)
Net operated	Boepd	90,102	87,692	91,076	4%
Oil	Bopd	88,320	86,086	89,110	4%
Gas	Mmscfd	11	10	12	20%

Estimate of Reserves

Set forth in the table below is certain data regarding our estimates of net reserves from fields within the Rajasthan block, the Ravva block and the Cambay block as of March 31, 2016. Volumes reported in this table are in millions of barrels of oil equivalent.

Domestic Asset	Basin	Exploration activity	Development activity	Net Proved Reserves
RJ-ON-90/1	Barmer	✓	✓	75.64
CB/OS-2	Cambay		✓	1.99
Ravva	KG Offshore	✓	✓	1.39

Total				79.02

Technology

Cairn India continues to pursue innovations and technology in its asset portfolios including enhanced oil recovery mechanism projects’ concept optimization, hydraulic fracturing and 3D seismic technology which will enable us to enhance recovery and maintain low cost operations.

Enhanced oil recovery methods are tertiary recovery methods of producing oil, which is not recovered during the application of primary and/or secondary water-flood recovery methods. We have successfully executed one of the world’s largest polymer flood enhanced oil recovery projects at Mangala which added average volumes of 14,000 bopd to the production in fiscal year 2016. As a result of encouraging results, we intend to implement the program at Bhagyam and Aishwariya fields in the future.

Though we continue to optimize our cost, sustained low oil prices have affected the economic viability of our key projects. We are looking at various development options for Bhagyam and Aishwariya polymer flood to improve their viability by reducing operating as well as capital expenditure. Our teams are looking at using the experience from the Mangala enhanced oil recovery project and leveraging off its existing facilities. An improved understanding of the technology and utilizing synergies with the developed infrastructure would help in reducing the development time and cost, improving the overall economics of such projects.

Hydraulic fracturing or fraccing or hydro-frac is the process of providing a conductive path for hydrocarbons to flow from the reservoir to the wellbore, in low permeability reservoirs. The application of this technology is helping us in the development of tight gas formation of Raageshwari Deep Gas (“RDG’) field. During fiscal year 2016, Cairn India fracced multiple wells in the RDG field. As a result of the successful application of hydro frac technology and better reservoir characterisation, the expected ultimate recovery from the RDG field has been upgraded by over 25%. Use of limited entry technique for hydro-fraccing also reduced per frac time and cost by about 50%. We are also working on developing the tight oil formation of Barmer Hills through fraccing technology.

Cairn India has applied an advanced 3D seismic imaging technology in the structurally complex Central Basin High area in Rajasthan block. Mapping on the new seismic image provided structural enhancement and detailed reservoir architecture for the Raageshwari area and will be the key for reducing development drilling risks. Improved continuity of events leading to easier interpretation and lesser uncertainty has resulted in an increase in volumes. The 3D seismic program helped us identify additional gas reserves and added approximately 356 mmboe of Hydrocarbons Initially in Place (“HIIP”) during fiscal year 2016.

Principal Facilities

Overview

The following map shows the locations of Cairn India’s blocks in India and South Africa.

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

Under the Rajasthan PSC, until such time as India attains self-sufficiency in its crude oil supply, Cairn India is required to sell to the GoI, or its nominee, all of Cairn India’s entitlement to crude oil and condensate extracted from the Rajasthan block in order to assist in satisfying domestic Indian crude oil demand. The GoI has the option but not an obligation to purchase the whole or part of crude oil produced from the Rajasthan block and accordingly the GoI is entitled to appoint a nominee to purchase all of the contractor’s entitlement of the crude oil and condensate produced from the Rajasthan block. However, the GoI has granted permission to Cairn India to sell the remaining quantities of crude oil, over and above those allocated to government nominees to other domestic private refineries and as of March 31, 2016, Cairn India sells the crude oil to both private refineries and the public sector undertakings refineries. As of March 31, 2016, commercial sales arrangements are in place for over 200,000 bopd with public sector undertakings and private refineries. Any additional sales to the public sector undertakings refineries, special economic zone refineries and overseas are subject to approval from the GoI.

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

The Rajasthan block has benefitted from a tax holiday of seven years from fiscal year 2009 (the year of commencement of commercial production from the Rajasthan block) to March 31, 2016. However, during the seven year tax holiday, minimum alternate tax rules were applicable which resulted in a taxation of book profits computed in accordance with the generally accepted accounting principles as used in India. Any minimum alternate tax paid can be carried forward for a total period of ten years from the year of credit and used to reduce corporate tax to be paid in future years in excess of minimum alternate tax payable in those years.

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

Operations

The Rajasthan block achieved net production of 31.1 mmboe in fiscal year 2016 and a cumulative total gross production of 343.3 mmboe until the end of fiscal year 2016. A total of 85 new wells were brought online during fiscal year 2016. In addition, approximately 66 wells were converted into polymer injection for Mangala enhanced oil recovery at the end of fiscal year 2016. This has led to the block achieving net average production of 85,083 boepd for fiscal year 2016, up 4% year on year. The overall uptime of the facilities in the block stood at 98% for the year.

Development Area 1, primarily comprising the Mangala, Aishwariya, Saraswati and Raageshwari oil and gas fields, produced a net average 74,986 boepd during fiscal year 2016, up 10% year on year with the Mangala field being the largest contributor and Aishwariya field adding to the volume growth. Mangala continues to perform above expectations with a ramp up of production due to successful enhanced oil recovery project execution, which contributed an average of 14,000 boepd to the gross production. Aishwariya is also producing steadily because of systematic implementation of its infill programme. During fiscal year 2016, development Area 2, primarily comprising Bhagyam field, produced a net average of 10,097 boepd, down 26% year on year. Reservoir management programs continued in the Bhagyam field to address the challenges. As of March 31, 2016, Development Area 3 does not have any oil and gas producing fields.

The Rajasthan block received approval from the GoI to begin selling natural gas in March, 2013. The eight inch gas pipeline which runs along the oil pipeline is being used to supply gas to domestic buyers. This is a diligent usage of resources in an environment friendly way. During fiscal year 2016, average Rajasthan gas production from Raageshwari Deep Gas field was 27 mmscfd and sales were 14 mmscfd. The production was up from 16 mmscfd in comparison to fiscal year 2015 due to better than expected performance from the fracced well, optimising the plant operation and stabilising the compressors installed at the Raageshwari and Viramgam terminals.

The following table sets out the net average oil and gas daily production from the Rajasthan block for the years ended March 31, 2014, 2015 and 2016:

Average Daily Production	Units	2014	2015	2016	% Change (2016 vs 2015)
Net operated	Boepd	84,355	81,769	85,083	4%
Oil	Bopd	83,800	81,077	83,898	3%
Gas	Mmscfd	3	4	7	75%
Net Development Area 1	Boepd	71,570	68,131	74,986	10%
Net Development Area 2	Boepd	12,785	13,638	10,097	(26%)
Net Development Area 3	Boepd	—	—	—	—

Mangala

The Mangala field commenced production in September 2009 and continues to be the largest contributor to production from the Rajasthan asset. To increase the ultimate oil recovery and aid to production volumes, we have embarked on an enhanced oil recovery project, which was successfully executed with encouraging results during fiscal year 2016. The first polymer injection at the Mangala field started in October 2014. By the end of fiscal year 2016, polymer injection was ramped up to the target levels of 400,000 blpd and, going forward, the plan is to maintain injection at this rate. Enhanced oil recovery alone led to an increased oil recovery averaging about 32,000 boepd in the fourth quarter of fiscal year 2016. The integrated drilling programme was completed for 93 new wells during the year. In October 2015, the central polymer facility became fully operational with five trains preparing polymer solution.

The alkaline surfactant polymer enhanced oil recovery pilot commenced during fiscal year 2015 and has shown positive results with better mobilization of un-swept oil. Preliminary analysis suggested that the alkali surfactant polymer pilot wells produced approximately 10-15% incremental oil of the pilot stock tank of oil in place over polymer flood.

Aishwariya

Aishwariya, the third largest discovery in Rajasthan, commenced production in March 2013. It is the fifth oil producing field from the block. During fiscal year 2016, the planned infill wells program in Aishwariya was successfully completed. All the 20 infill wells have been brought online and are playing a key role in sustaining the field oil rates.

Raageshwari and Saraswati

The Raageshwari oil field commenced production in March 2012, while the Saraswati field commenced production in May 2011. Availability of the integrated processing and evacuation facility has reduced operating costs and has therefore made these fields economically viable.

Bhagyam

Bhagyam, the second largest field in Rajasthan, forms a part of Development Area 2 and commenced production in January 2012. Performance of the Bhagyam field continues to be challenging with the consistent rise in water cut and natural decline of crude oil. Reservoir management programmes have been used to address these challenges. The planned concept of Bhagyam polymer enhanced oil recovery has been optimized to improve economics in light of lower oil prices and may allow us to undertake polymer flood recovery in the near term.

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

During fiscal year 2016, we successfully upgraded our capacity of the injection water system to around 700,000 barrels of water per day. A new water well has been drilled at Thumbli and hooked up with Mangala Processing Terminal (MPT) through a new 30 inches pipeline. An injection water pump was also installed as part of the additional facility, which will augment injection water capacity. This will increase the voidage replacement ratio, thereby maintaining field pressure and enhancing recovery rates from the field. In addition, this would improve the reliability and efficiency of water injection at the Rajasthan Block as well as create spare capacity.

As part of the Mangala polymer flood enhanced oil recovery program implementation, polymer injection ramped up to our target levels of 400,000 blpd and we plan to maintain the injection at this level going forward. Increasing oil production and stabilizing water cut from the Mangala field are pointing towards the desired results of the polymer flood. During the year, the integrated drilling program of 93 wells was completed, and work on completions and surface facilities hookups is progressing as per schedule. Five polymer trains at MPT are now successfully preparing the polymer solution which is being transported to well pads across the field. The skim tanks at MPT to be used for processing the incoming polymerized fluid are in final stages of commissioning.

Raageshwari Gas Processing Facility

We are currently in the process of setting up a gas processing terminal in the southern part of the Rajasthan block, which will have the capacity to produce 100 mmscfd of gas from adjoining gas fields, primarily the Raageshwari Deep Gas field. The Management Committee approved the Raageshwari Deep Gas Field Development Plan for 100 mmscfd towards the end of fiscal year 2015. We are working on a phased ramp-up of gas production. The first phase includes some low cost augmentation of the existing facility and installation of additional gas compressor stations. For the second phase, tendering process for new gas processing terminal and rig services is underway. On the pipeline front, we signed an agreement with GSPL India Gasnet Limited (“GIGL”) which has agreed to construct the pipeline connecting Raageshwari Gas Terminal to Palanpur via their Mehsana - Bhatinda Pipeline in accordance with the Petroleum and Natural Gas Regulatory Board (“PNGRB”) approval.

Power facilities

At the Rajasthan block, captive power is generated at the Mangala processing terminal via steam turbine generators and Raageshwari gas terminal via gas turbines. The total power capacity across Mangala processing terminal and Raageshwari gas terminal aggregates to 63.3 MW. The gas used as fuel is the associated gas from our fields at Rajasthan. For power requirements exceeding the power generation capacity, which is based on associated gas availability, we tap into the Rajasthan state grid power or buy it through open access from the energy exchanges at lower rates.

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

Since its commissioning, total cumulative crude oil sales of 332 million barrels have been achieved through the existing pipeline facilities up to March 31, 2016. With the use of drag reducing agents, the proven dispatch capacity of the Mangala development pipeline has been enhanced to around 250,000 bbls per day. Given its length, the Mangala development pipeline incorporates a pipeline intrusion detection system to provide surveillance along its entire length by using fibre optics. Our pipeline operations received the prestigious Oil Industry Safety Directorate award for ‘Best Near-Miss reporting’ and accreditation of both OHSAS: 18001 and ISO: 14001 systems.

In fiscal year 2014, gas sales commenced through the 8 inches gas line. Capacity was further enhanced through installation of higher capacity gas compressors at Raageshwari and Viramgam terminals to nearly double gas sales capability; as well as modification of impellers of the mainline booster pumps at Viramgam. During fiscal year 2016, stabilization of the compressors and optimization of plant operations aided production.

In November 2015, the Salaya-Bhogat pipeline and terminal at Bhogat were commissioned and the first cargo of 500,000 barrels of Rajasthan crude oil was successfully loaded in December 2015 through the Bhogat terminal for Mangalore Refinery and Petrochemicals Limited (“MRPL”). The terminal has provided the access to a larger market for Rajasthan crude. This should enable us to diversify customer mix and reduce dependence on limited number of customers.

Bhogat Terminal Facilities

The Bhogat terminal in the Jamnagar district, Gujarat, is a 160 hectare site located eight kms from the Arabian Sea coast. The terminal will facilitate the storage and evacuation of crude oil by sea. The terminal consists of tankages with storages capacity of around 2.1 million barrels of Rajasthan crude. It also has associated facilities for the operation of terminal and marine export of crude. The evacuation facility includes two 24 inch sub-sea export pipelines from the Bhogat landfall point to the single point mooring system to enable crude transfer and a single point mooring system and sub-sea pipeline end manifold in deep sea to enable tanker berthing and loading. The terminal was commissioned in November 2015 and the dispatch of Rajasthan crude to MRPL has commenced.

Exploration

During fiscal year 2016, activity continued to be focused upon appraisal of new discoveries and processing of the new 3D seismic data over high priority areas, in-line with our re-phased exploration program. Appraisal activities for the RDG field and the key oil discoveries at Diatomite Prospect, NL and Vijaya and Vandana were carried out, with the objective of progressing these discoveries to development.

In fiscal year 2016, Cairn India announced one new discovery, with overall discoveries in the block totalling 38. Since exploration in the Rajasthan block resumed in 2013, the Company has announced 13 new discoveries. As at March 31, 2016, Cairn India has discovered 1.7 billion boe of drilled and tested hydrocarbons in place with an additional 0.45 billion boe drilled which are yet to be tested. Since resumption of exploration in Rajasthan block in 2013, Cairn India discovered 2C resources of 200 mmboe in Rajasthan. Additionally, 70 mmboe of prospective 2C resource has been drilled and awaiting testing.

The 3D seismic acquisition programme continued in Rajasthan, with a total of 432 sq. kms acquired during the fiscal year 2016. As a result, we have covered most of the areas of interest in the block with 3D seismic data. The processing of newly acquired 3D seismic data is in progress with a focus on identifying additional prospects that will act to replenish the exploration inventory.

Ravva

Ravva Block Production Sharing Contract

The production sharing contract for the exploration, development and production of the Ravva block (the “Ravva PSC”) was signed on October 28, 1994 between GoI and a consortium consisting of ONGC, Videocon Industries Limited (formerly Videocon Petroleum Limited), Ravva Oil and Cairn Energy India Pty Limited (formerly known as Command Petroleum (India) Pty Limited) (“Command Petroleum”) with Command Petroleum being designated as the operator. In 1996, Cairn Energy Plc acquired Command Petroleum, including its interest in the Ravva block, and Cairn India became the operator.

Cairn India holds a 22.5% working interest in the Ravva block with the remaining interests currently held by ONGC (40%), Videocon Industries Limited (25%) and Ravva Oil (12.5%) (together the “Ravva Joint Operating Partners”). The production sharing contract is currently valid until October 27, 2019, but may be extended by the GoI for up to an additional ten years in the case of commercial production of non-associated natural gas or up to five years otherwise. The Ministry of Petroleum and Natural Gas, through its notification No.O-19025/10/2005-ONG-D-V (Part II) dated March 28, 2016, issued a policy for the grant of an extension to the production sharing contracts signed by the GoI awarding small, medium sized and discovered fields to private joint ventures (“Extension Policy”). The Extension Policy defines the framework for the granting of extension and covers 28 small and marginal fields, including the Ravva field.

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

The Ravva PSC also provides that royalties and cess are payable on production. The royalty rate on crude oil and casing head condensate is set at Rs. 481 per metric ton ($ 1.0 per barrel), regardless of the value of the crude oil. A levy on the production of crude oil under the provisions of the Oil Industry (Development) Act, 1974 of India (the “OIDA Cess”) is set by the Ravva PSC at Rs. 900 per metric ton of crude oil production ($ 1.8 per barrel). A further Rs. 27 per metric ton ($ 0.1 per barrel) (representing a 3% increase in the OIDA Cess) was levied against members of the Ravva joint operation as educational cess and senior and higher secondary educational cess until November 2013. From December 2013, the educational cess and senior and higher secondary educational cess levied was discontinued as per the circular from the Ministry of Finance.

The royalty payable on natural gas is set at 10% of the wellhead value of the natural gas (typically 9% of natural gas revenue). OIDA Cess is not payable on natural gas production. Royalties and OIDA Cess are capped by the Ravva PSC at these levels regardless of the generally prevailing royalty and cess rate. Payment of royalty and OIDA Cess payments are recoverable under the Ravva PSC before any profit is allocated among the parties. As ONGC originally discovered the Ravva block, Cairn India and the other members of the Ravva Joint Operating Partner are obliged to make a series of production payments to ONGC based on cumulative crude oil production. The method of calculating the production payments is set out below.

	Gross Payment Owed to ONGC	Net Payment by Cairn India
	($ million)
For every 25 million barrels produced up to 75 million barrels	9.0	3.4
For every 5 million barrels produced between 75-100 million barrels	1.8	0.7
For every 5 million barrels produced between 100-225 million barrels	1.7	0.6
For every 5 million barrels produced between 225-250 million barrels	1.4	0.5
For every 5 million barrels produced over 250 million barrels	1.0	0.2

From time to time, disputes have arisen between the Ravva Joint Operating Partners over the interpretation of the Ravva PSC which have required arbitration. For example, a dispute arose between the GoI and Ravva Joint Operating Partners on the issue of excess cost recovery made by Ravva joint operation partners against the base development cost as mentioned in the Ravva PSC which has limited the escalation of such costs for cost recovery purposes. The Ravva joint operation partners (excluding ONGC) initiated arbitration proceedings and the arbitral tribunal announced its award on January 18, 2011 broadly allowing companies including Cairn India to recover base development cost spent amounting to $ 278 million and disallowed an over-run of $ 22.3 million spent in respect of base development cost and directed 50.0% legal cost on the GoI. The High Court of Kuala Lumpur, on August 30, 2012, dismissed the GoI’s application for setting aside the award with costs.

The GoI further filed an appeal before the Court of Appeal, Kuala Lumpur, which was dismissed on June 27, 2014. The GoI thereafter filed an application for a leave to appeal against the Court of Appeal’s order before the Federal Court, which was dismissed by the Federal Court on May 17, 2016. The GoI has also issued a show cause notice on this matter which Cairn India Limited has replied to and has also filed an application for enforcement of the Award before the Delhi High Court as an additional measure of caution. The next hearing is due on September 8, 2016. Additionally, on August 14, 2015, the GoI filed a suit and obtained an ex-parte ‘stay-order’ from the Delhi High Court against the determination of ‘quantum of costs’ by the arbitral tribunal. Cairn India filed an appeal before the Court against the ‘stay order’. The same appeal has allowed by the Court through its order dated May 3, 2016 and the ‘stay-order’ obtained by the GoI in this matter has been set aside. The next hearing before the Court in the GoI’s civil suit is scheduled for October 3, 2016.

Operations

Since inception in calendar year 1994, the Ravva block has produced crude oil and gas more than double the initial resource estimates at the time the Ravva PSC was awarded, achieving close to 50% recovery.

During fiscal year 2016, the block produced 3,448 boepd, with a plant uptime of 99.7% and was supported by coil tubing based rig-less well intervention programmes contributing significantly to the total field production. Production optimisation efforts such as deeper gas lift valve installation in oil wells and the de-bottlenecking of the water separation unit also assisted in realising higher production, thus arresting the average field decline during the year. Sustained water injection rates through acid stimulation in five water injection wells and deeper gas lift injection have also supported production from oil wells.

The following table sets out the net average oil and gas daily production from the Ravva block for the years ended March 31, 2014, 2015 and 2016:

Average Daily Production	Units	2014	2015	2016	% Change (2016 v. 2015)
Net operated	Boepd	3,473	3,411	3,448	1%
Oil	Bopd	2,704	2,962	3,015	2%
Gas	Mmscfd	5	3	3	0%

Facilities

Currently, there are eight unmanned offshore platforms and a 225 acre onshore processing facility at Surasaniyanam, Andhra Pradesh, for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates in internationally recognized environmental standard (ISO 14001) and occupational health and safety standard (OHSAS18001). The onshore facility has the capacity to handle 70,000 bopd of crude oil, 95 mmscfd of natural gas and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil and captive power generation capacity of 10 MW.

Cambay

Cambay Block Production Sharing Contract

Exploration, development and production of the Cambay block is governed by a production sharing contract between the GoI and a consortium consisting of ONGC, Tata Petrodyne Limited (“Tata”) and Cairn India, (the “Cambay Joint Operating Partners”) which was signed on June 30, 1998 (the “Cambay PSC”) and runs until 2023 and can be extended for a further period of 10 years in case of commercial production of non-associated natural gas or for a period not exceeding five years. Cairn India’s participating interest in the Cambay Basin joint operation consists of a 40% interest in the Lakshmi, Gauri and CB-X development areas. The remaining interests in these development areas are held by ONGC (50%) and Tata (10%).

Operations

The Cambay block started production in calendar year 2002. During fiscal year 2016, the block produced 2,546 boepd with an uptime of 99.9%. Production was supported by effective reservoir management practices offsetting its natural decline. A successful well intervention campaign carried out during the first quarter of fiscal year 2016, which helped improve the deliverability of producer wells. Commissioning of an artificial gas lift system and better reservoir performance also added to the production. Cleaning and intelligent pigging of the 24 inch diameter 36 km long sub-sea pipeline in Cambay was accomplished with minimal downtime during the year.

The following table sets out the net average oil and gas daily production from the Cambay block for the years ended March 31, 2014, 2015 and 2016:

Average Daily Production	Units	2014	2015	2016	% Change (2016 v. 2015)

Net operated	Boepd	2,274	2,512	2,546	1%

Oil	Bopd	1,816	2,047	2,197	7%

Gas	Mmscfd	3	3	2	(33%)

Facilities

An 82-acre onshore processing facility at Suvali, processes natural gas and crude oil from the Lakshmi and Gauri fields. This facility has a capacity to process 150 mmscfd of natural gas and 10,000 bopd of crude oil and includes a three stage separator oil processing train, four storage tanks of combined capacity of 37,700 bbls as well as 4.8 MW captive power generation capacity. As part of the asset’s long term facility augmentation plan, a storage tank to expand the crude storage capacity at Suvali terminal and an offshore gas lift compressor package to provide artificial lift to the wells was commissioned during the year. The processing plant and offshore infrastructure are certified to ISO 14001 and OHSAS 18001 standards.

Power Generation facilities

Our current power generation facilities are set up to address the captive power requirements to run our routine business operations. The total installed capacity across upstream and midstream operations are 156 MW. The following table sets forth information relating to our existing power capacity as of March 31, 2016:

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

Exploration

In addition to the Rajasthan, Ravva and Cambay blocks, exploration activity was carried out in the year across six other blocks in our portfolio. The main basins include the Orange Basin, the Mannar Basin, Mumbai Offshore Basin, the Krishna Godavari Basin, and the Palar Pennar Basin.

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

The Declaration of Commerciality for the two Nagayalanka discoveries (Nagayalanak-1z and Nagayalanka SE-1) was approved at the Management Committee meeting held in July 2014. Operatorship was then transferred to ONGC as per the KG-ONN-2003/1 PSC. Preparation of the field development plan for the Nagayalanka-1z and Nagayalanka SE-1 discoveries has been undertaken with the Directorate General of Hydrocarbon’s approval in place for extension of field development plan submission deadline.

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

100% of the planned 1,075 sq. km. of 3D seismic data acquisition was completed during fiscal year 2015. During fiscal year 2016, seismic processing and interpretation projects were carried out and a high quality prospect inventory was matured. Site surveys were carried out on five possible drilling areas, and technical studies and preparations for exploration drilling progressed. Clearance to commence safe drilling operations is awaited from the GoI. Cairn India is currently engaging with the Ministry of Petroleum and Natural Gas (“MoPNG”) for an extension of the Initial Exploration Phase for the block, which expired on 8 March 2016.

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

The block was under force majeure since fiscal year 2010 as the location was falling within the prohibited zone notified by government authorities and permission to carry out exploration and petroleum operations in this area was not considered appropriate by the Department of Space, GoI. However, the application for the shift of the restricted boundary has been accepted by government authorities paving the way for further exploration activity. Approval for a special dispensation period in the block was granted for 30 months effective from January 1, 2015 and date of the expiry of Phase-1 is expected to be June 30, 2017. The prospect inventory description of the block has been completed and preparation for drilling of three commitment wells in fiscal year 2018 is in progress. Cairn India has requested the GoI for an extension of the current exploration license period by two years.

Mumbai Offshore

Mumbai Offshore Basin (operator, 100% participating interest)

This block was awarded under the NELP VIII licensing round and is located in the Mumbai Offshore Basin. We are the operator and hold a 100% interest in the block. MB-DWN-2009/1 has water depths of between 1,000 meters to 2,200 meters.

The processing of the acquired 2,128 line km of 2D broadband seismic was completed in fiscal year 2015. During the fiscal year 2016, regional prospectively analysis has been completed, together with interpretation of the newly acquired PSTM processed broadband 2D seismic data. Due to poor prospects and high levels of risk revealed through the analysis, Cairn India has applied for the relinquishment of the block. The first exploration phase expired on April 16, 2016 and the formalities related to the relinquishment of the block are in progress

Sri Lanka

SL 2007-01-001 – Mannar Basin, Sri Lanka (operating through a subsidiary, 100% participating interest)

Cairn Lanka (Private) Limited, a wholly owned subsidiary of Cairn India Limited has established two gas discoveries in the Mannar basin, namely Dorado and Barracuda. Given the current level of gas prices and fiscal terms, the development of hydrocarbons in the said block is not commercially viable. The exploration license for the block expired on October 15, 2015. Cairn India has completed exit formalities with the Sri Lankan government. All inventories have been amalgamated into the Sedawatte Yard for potential future use in drilling in Palar. Arrangement for movement of the inventory to a Special Economic Zone in India is in progress. Mud disposal is on-going. Oil spill response equipment export documents are in completion. Office space reduction has been completed.

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

A robust inventory of exploration prospects has been identified based on fiscal year 2014 3D seismic survey, which covers the outboard portion of Block 1. The outboard region is interpreted as oil-prone, constituting a play fairway that has not been tested by historical exploration drilling. Cairn India awaits a decision on the proposed changes to the Mineral and Petroleum Resources Development Act, 2002 and fiscal regime before considering a decision to progress into the second exploration license phase.

Sales and Marketing

Cairn India’s 10 largest customers accounted for approximately 100% of its revenue in fiscal years 2014, 2015 and 2016 respectively. Four of Cairn India’s customers accounted for greater than 90.0% of Cairn India’s business revenue in fiscal years 2014, 2015 and 2016.

In fiscal year 2016, Cairn India sold 100% of the oil and gas it produces in the Indian market.

100% of the oil and gas that Cairn India produced in fiscal year 2016 was sold under annual/monthly contracts specifying quantity and price. For Rajasthan and Cambay blocks, crude oil price is benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. Similarly, for Ravva block, crude oil price is benchmarked to Tapis and Minas, South Asian crude. The crude oil price benchmarks are based on crude oil sales agreement.

Projects and Developments

Cairn India intends to spend $100 million on working interest capital expenditure split between 20% for exploration and 80% for development activities in fiscal year 2017. The activities mainly include gas development, Mangala enhanced oil recovery completion activities, pre-engineering work for Bhagyam enhanced oil recovery and Aishwariya Barmer Hill. All the projects will be financed from internal sources. A number of our principal projects are set out below.

MBA fields - enhanced oil recovery project including drilling campaign and facilities upgrade

During fiscal year 2016, we have successfully upgraded our water injection capacity at the Mangala processing terminal to 700,000 barrels of water per day by addition of Thumbli pipeline and an injection water pump. This will aid in enhancing recovery rates from the field and has also improved the overall integrity of our water injection systems.

Successful execution of polymer flood has yielded positive results with an increase in oil production and stabilization of water cut. At the end of fiscal year 2016, polymer injection ramped up to planned levels of 400,000 blpd and, going forward, we plan to maintain the injection at this rate. Enhanced oil recovery led to an increased oil recovery averaging about 32,000 boepd in 4th quarter of fiscal year 2016. Five polymer trains at MPT are now successfully preparing the injection polymer and skim tanks to be used for processing the incoming polymerized fluid are in final stages of commissioning. The focus for the next year is to continue to maintain polymer injection in Mangala as per the sub-surface requirements and complete the residual development work in the field.

Barmer Hill and Satellite field development

The development of Barmer Hill and Satellite Fields is a key growth driver for Cairn India, with a focus on increasing non-MBA production through the development of these fields. The Barmer Hill formation can be classified into 2 major development opportunities

•	Barmer Hill North consisting of oil prone porcellanite rocks

•	Barmer Hill South consisting of muddy porcellanites

During fiscal year 2016, Barmer Hill appraisal campaign was successfully completed. A total of 15 wells were drilled, a combination of seven vertical and eight horizontal wells, across Mangala and Aishwariya formations in fiscal year 2015. A combination of different completion types has been tested in both vertical and horizontal wells to permit optimization. The wells were put on long term testing to ascertain decline rates and deliverability. Valuable data gathered through the programme is now being used towards a full field development plan. A set of advanced technologies was deployed to delineate key parameters.

Appraisal activities produced significant learning on fraccability and well productivity in Mangala and Aishwariya. Wells at Aishwariya showed greater productivity (800 to 1,000 bopd) and consequently full field development at Aishwariya has been prioritized. Cairn India achieved sub-surface technical alignment with ONGC, its joint venture partner, and is progressing on technical alignment for the surface facility.

The Satellite Fields produced 1.3 mmboe of oil during fiscal year 2016. The focus here is to improve productivity, reduce operating expenditure and to bring more wells online. Several optimisation interventions have helped reduce total cost of production and enabled the project to withstand current oil price conditions.

In fiscal year 2016, Cairn India successfully concluded appraisal work in the Guda field. A total of eight wells were tested and modular quick production facilities were deployed in a number of well pads. Long term testing of the wells has yielded positive indication and a revised field development plan is being prepared for monetising this field.

Gas development

During fiscal year 2016, Cairn India achieved progress regarding the pipeline by signing an agreement with GIGL. As per the agreement, GIGL will build the pipeline under PNGRB approval and provide us with the tie-in provision to connect to their grid.

Cairn India is also working on a phased ramp-up of gas production. The first phase includes low cost augmentation of the existing facility and installation of additional gas compressor stations. Encouraging results from the ongoing hydro-frac campaign for 15 wells in the RDG field has resulted in higher than expected well productivity that will aid in future growth. Approximately half the planned number of fracs to sustain the growth level has been completed and the campaign is expected to conclude by the end of June 2016. For the second phase, Cairn India is progressing well on its tendering process for new gas processing terminal and rig services.

As a result of the successful application of hydro frac technology and better reservoir characterisation, the expected ultimate recovery from the RDG field has been upgraded by over 25%. During this hydro frac campaign, Cairn India has successfully placed the largest frac in India in one of the RDG wells.

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

DeGolyer and MacNaughton performed an independent evaluation of our 100% estimated reserves base as of March 31, 2016. See the reserves appraisal report by DeGolyer and MacNaughton, dated April 29, 2016, included as exhibit to this Annual Report.

All the proved reserves presented herein are based on production sharing contracts with the GoI. As such, all net reserves are based on an entitlement calculation which converts Cairn India’s share of cost recovery and profit petroleum under each contract to a volume equivalent of net reserves in accordance with SEC guidance on calculating net reserves subject to these agreements. For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production” on page F-106.

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

The table below sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of March 31, 2016, based on average fiscal year 2016 prices:

	Reserves
Reserve category	Oil (mmbbls)	Natural Gas (bcf)	Total oil and gas products (mmboe)
Proved developed
India	76.54	4.47	77.28
South Africa	—	—	—

Proved undeveloped
India	1.56	1.04	1.74
South Africa	—	—	—

Total proved reserves	78.1	5.51	79.02

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The table below summarizes information about the changes in total proved reserves for 2016, 2015 and 2014:

Total Proved Developed and Undeveloped Reserves

	Oil (mmbbls)	Natural gas (bcf)	Total oil and gas products (mmboe)

Reserves quantity information for the year ended March 31, 2014
March 31, 2013	104.94	6.67	106.05
Revisions of previous estimates	17.20	2.96	17.70
Improved recovery	21.63	—	21.63
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	1.21	0.20
Production	(32.24)	(3.89)	(32.89)

March 31, 2014	111.53	6.95	112.69
Reserves quantity information for the year ended March 31, 2015
March 31, 2014	111.53	6.95	112.69
Revisions of previous estimates	7.70	1.29	7.92
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	2.28	0.16	2.31
Production	(31.42)	(3.51)	(32.01)

March 31, 2015	90.09	4.89	90.91
Reserves quantity information for the year ended March 31, 2016
March 31, 2015	90.09	4.89	90.91
Revisions of previous estimates	20.70	4.95	21.53
Improved recovery	—	—	—
Purchases or (sales) of minerals	—	—	—
Extensions and discoveries	—	—	—
Production	(32.69)	(4.33)	(33.41)

March 31, 2016	78.10	5.51	79.02

Proved Undeveloped Reserves

Since March 31, 2015, Cairn India has progressed 36.2 mmboe from proved undeveloped and probable to proved developed reserves. This is primarily from Mangala, Aishwariya and Raageshwari Deep Gas fields. The major fields within the Rajasthan block represent a large proportion of Cairn India’s total reserves, and the activities associated with the development of reserves in this production sharing contract dominate the progression of reserves movements for the company. Reserves associated with projects or development wells were not categorized as proved until management committee approval was granted. The Mangala, Bhagyam, and Aishwariya fields are the major producing fields in the Rajasthan block.

During fiscal year 2016, focused implementation of pattern polymer flood process, which began in November 2014, was undertaken in Mangala field. The other two major fields of Rajasthan block, Bhagyam and Aishwariya are still on peripheral water drive. During fiscal year 2016, 13 producers were also drilled in the Mangala field and 16 producers were drilled in the Aishwariya field. Apart from this, 30 polymer injectors were also drilled in Mangala field. Also, 48 producers and 10 water injectors were converted into polymer injectors in this field.

The proved developed reserves as on March 31, 2016 stand at 77.28 mmboe and proved undeveloped reserves is 1.74 mmboe. The proved undeveloped reserves are mainly from Mangala field (Rajasthan block) and Lakshmi field (CB-OS/2 block). The development capital expenditure associated with development of the reserves in fiscal year 2016 is $ 134 million.

In the period evaluated herein, proved undeveloped reserves were added in consideration of approval from the Management Committee to drill an additional 14 wells in Mangala (fiscal year 2013) of which 14 have been drilled, drill an additional 18 wells in Bhagyam (fiscal year 2013) all of which have been drilled, drill 48 infill wells in preparation for enhanced oil recovery operations of the FM1 sands in the Mangala field (fiscal year 2014) of which all wells have been drilled, drill an additional 93 wells in preparation for enhanced oil recovery operations for the remaining sand members in the Mangala field (fiscal year 2014) of which all wells have been drilled, and drill an additional 54 infill wells in the Bhagyam field (fiscal year 2014) of which all wells have been drilled. Thus, all the additional approved 227 wells have been drilled as of March 31, 2016. The undeveloped reserves in Mangala of 1.23 mmboe are pertaining to the conversion of about 10 remaining producers earmarked to become polymer injectors. These have been classified as proved undeveloped reserves assuming additional rig work, site preparation and flowlines.

The capital expenditures associated with the development of reserves are related to the drilling and completion of the wells in the Aishwariya and Mangala fields, artificial lift and in-field flow lines and processing equipment, and the construction and installation of the produced fluid handling facilities for all the fields of Rajasthan block including both production and injection equipment.

Outside of the Rajasthan production sharing contract, no development wells were drilled in CB-OS/2 fields during fiscal years 2014, 2015 and 2016. The undeveloped reserves in fiscal year 2016 in CB-OS/2 of 0.51 mmboe in Lakshmi field are attributed to undeveloped reserves for gas lift on the LB-5 (T1h, T3w, and T3d – in-situ) and gas lift for the T1i and T1c in the LB-8 and LB-9z wells, respectively. In the Ravva production sharing contract, a single development well was drilled in fiscal year 2014 and nine development wells were drilled in fiscal year 2015. No development wells were drilled in fiscal year 2016. No development activities are in progress or planned and hence no undeveloped reserves have been associated with the Ravva production sharing contract.

Internal controls over reserves estimation process

We maintain an internal staff of petroleum engineers, geoscientists and economists who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. All the activities of reserves estimation are being coordinated by our Reserves Manager and our Chief Reservoir Engineer who are primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation.

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

Independent reserves estimation

Reserves estimates presented herein for our Indian assets are based on the D&M Reserves Reports, completed on April 29, 2016, a copy of which has been filed as an exhibit to this Annual Report.

D&M, a Delaware corporation with offices in Dallas, Houston, Calgary, Moscow and Algiers, has been providing consulting services to the oil and gas industry for more than 75 years. The firm has more than 150 professionals, including engineers, geologists, geophysicists, petro physicists and economists that are engaged in the appraisal of oil and gas properties, the evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies and equity studies related to the domestic and international energy industry. D&M restricts its activities exclusively to consultation and does not accept contingency fees, nor does its own operating interests in any oil, gas or mineral properties, or securities or notes of its clients. The firm subscribes to a code of professional conduct, and its employees actively support their related technical and professional societies. The firm is a Texas Registered Engineering Firm.

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

Oil and gas production, production prices and production costs

The following tables set forth our production of crude oil and natural gas on entitlement interest basis, by geographic area for the years ended March 31, 2016, 2015 and 2014:

Hydrocarbon production by geographic area

	For the year ended March 31,
	2014			2015			2016
	Crude Oil (mmbbls)	Natural Gas (mmscfd)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (mmscfd)	Total (mmboe)	Crude Oil (mmbbls)	Natural Gas(1) (mmscfd)	Total (mmboe)

India(2)	32.24	3.89	32.89	31.42	3.51	32.01	32.61	4.32	33.33

Mangala(3)	23.89	—	23.89	19.89	—	19.89	21.63	—	21.63

Others	8.35	3.89	9.00	11.53	3.51	12.12	10.98	4.32	11.70
Sri Lanka(4)	—	—	—	—	—	—	—	—	—

South Africa(5)	—	—	—	—	—	—	—	—	—

Total	32.24	3.89	32.89	31.42	3.51	32.01	32.61	4.32	33.33

Notes:

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(2)	For the computation of EI production, Ravva royalty fees have not been netted off.
(3)	Mangala field is separately included as it contains more than 15% of our total proved reserves.
(4)	The Sri Lanka Block has relinquished as at March 31, 2016.
(5)	Our South Africa operations are still in exploration stage.

The following table sets forth our average sales prices by geographic area and by-product type for the last three years:

India (US $)
During the year ended March 31, 2014
Average sale prices
Oil, (per barrel)	95.8
Natural gas, (per mscf)	5.7

During the year ended March 31, 2015
Average sale prices
Oil, (barrel)	76.8
Natural gas, (mscf)	6.4

During the year ended March 31, 2016
Average sale prices
Oil, (barrel)	40.8
Natural gas, (mscf)	7.1

The following table sets forth our average production costs by geographic area for the last three years:

		For the Year Ended March 31,
	Unit of Measurement	2014	2015	2016
India
Oil and gas	($ per boe)	20.9	22.9	21.8

The cost of production for oil and gas business consists of:

•	expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the net interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent

•	See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations - Royalty and cess payments” for further details.

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

Net Productive and Dry Exploratory and Development Wells

	2014	2015	2016
Net productive exploratory wells drilled
India	12.5	28.2	—
Sri Lanka	—	—	—
South Africa	—	—	—

Total productive exploratory wells drilled	12.5	28.2	—

Net dry exploratory wells drilled:
India	3.0	6.7	—
Sri Lanka	—	—	—
South Africa	—	—	—

Total dry exploratory wells drilled	3.0	6.7	—
Total number of net wells drilled	15.5	34.9	—

Net productive development wells drilled:
India	82.1	56.9	20.3
Sri Lanka	—	—	—
South Africa	—	—	—

Total productive development wells drilled	82.1	56.9	20.3

Net dry development wells drilled:
India	—	0.7	—
Sri Lanka	—	—	—
South Africa	—	—	—
Total dry development wells drilled	—	0.7	—

Total number of net wells drilled	82.1	57.6	20.3

Present activities

The following table summarizes the number of wells in the process of being drilled as of March 31, 2016.

Number of Wells Being Drilled as of March 31, 2016

	Gross	Net
Wells drilling
India	—	—
South Africa	—	—

Total wells drilling	—	—

Oil and gas properties, wells, operations and acreage

Our blocks containing proved reserves have leases which currently expire in May 14, 2020 for Rajasthan block, October 27, 2019 for Ravva block and June 29, 2023 for Cambay block.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Cairn India had interests as of March 31, 2016.

Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage

	As of March 31, 2016
	Oil		Natural gas
	Gross	Net	Gross	Net
Gross and net productive wells(1)
India	406.00	272.40	29.00	19.83
South Africa	—	—	—	—

Total gross and net productive wells	406.00	272.40	29.00	19.83

	As of March 31, 2016
	Gross (acres)	Net (acres)
Gross and net developed acreage(2)
India	33,051	15,152
South Africa	—	—

Total gross and net developed acreage	33,051	15,152

	As of March 31, 2016
	Gross (acres)	Net (acres)
Gross and net undeveloped acreage(3)
India	4,496,227	2,637,352
South Africa	4,916,826	2,950,096

Total gross and net undeveloped acreage	9,413,053	5,587,448

Notes:

(1)	A gross well or acre is a well or acre in which a working interest is owned, while a net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

(2)	Developed acreage is acreage assignable to productive wells; productive wells include producing wells and wells mechanically capable of producing.

(3)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves. Users of this information should not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease.

Cairn India’s lease holdings comprises of seven blocks in India of which the largest is the Palar-Pennar block in terms of acreage which accounts for approximately 51% of the total acreage. Rajasthan block, being the second largest block constitutes approximately 17% of the total acreage. We also have one block in South Africa.

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

For fiscal year 2017, GoI has nominated approximately 37 kbopd (participating interest) of crude oil from various producing fields. We have reasonable endeavor crude oil sales agreements and there is no minimum committed quantity thus, resulting in no financial implication.

Natural Gas

For Rajasthan block, GoI has allocated 10.4 mmscf per day (participating interest) of gas to consumers. The delivery commitments are based on estimated gas production from our fields.

For Cambay block, as on July 15, 2016, our share of gas sales commitment (participating interest) is approximately 2.3 mmscf per day for the month of July 2016. For Ravva block, there is no annual commitment for gas sales for the fiscal year 2017.

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

Cambay

The 82-acre onshore processing facility at Suvali, processes natural gas and crude oil from the Lakshmi and Gauri fields. It has a capacity to process 150 mmscfd of natural gas and 10 kbopd of crude oil and includes a three stage separator oil processing train, four storage tanks of combined capacity of 37,700 bbls as well as 4.8 MW captive power generation capacity. The processing plant and offshore infrastructure are certified to ISO 14001 and OHSAS 18001 standards.

The crude oil produced from Suvali Onshore Terminal is transported via truck tankers approximately 15 km to Adani Hazira Port Private Limited. Thereafter, the crude cargo is sold to coastal refineries via sea tankers.

The processed natural gas is sold through the Gujarat State Petronet Limited pipeline facility to CLP India Private Limited and Gujarat Gas Corporation Limited.

Ravva

Currently, there are eight unmanned offshore platforms and a 225 acre onshore processing facility at Surasaniyanam for processing the natural gas and crude oil produced from the offshore field. The Ravva onshore terminal operates as per the internationally recognized environmental standard (ISO 14001) and the occupational health and safety standard (OHSAS18001). Onshore facility has the capacity to handle 70kbopd of crude oil, 95 mmscfd of natural gas and 110,000 bbls of water injection per day. The terminal also has the capacity to store 1.0 mmbbls of crude oil.

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

Market share and competition

The oil and gas exploration and production industry in India is competitive. In seeking to obtain desirable exploration and development prospects, we face competition from Indian companies, including ONGC and Reliance Industries Limited, and major integrated and large independent multinational companies. The GoI has a major stake in ONGC, which has been awarded the majority of the exploration blocks offered by the GoI in the nine NELP licensing rounds held so far. Many of these competitors have access to financial or other resources substantially in excess of those available to us and accordingly may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of our competitors may be better able to withstand the effect of external changes in industry conditions such as worldwide crude oil and natural gas prices and levels of supply and the application of government regulations, which affect our business and which are beyond our control.

We are a significant contributor to India’s domestic crude oil production, operating approximately 27% as derived from the Ministry of Petroleum and Natural Gas statistics of March 2016.

Seasonality

Our business is not subject to seasonality as demand for oil and gas is consistent throughout the year.

Iron Ore Business

Overview

Our iron ore business is carried out in the states of Goa and Karnataka. Our iron ore business includes exploration, mining and processing of iron ore. In fiscal year 2016, we produced approximately 5.2 million dmt of saleable iron ore fines and lumps. The sales for fiscal year 2016 were at 5.3 million dmt (including sales of ore purchased through e-auction of the ore confiscated by the government prior to the suspension) as compared to sales of 1.2 million dmt in fiscal year 2015.

We currently operate a metallurgical coke plant with an installed capacity of 560,000 tpa and a pig iron plant with a rated capacity of 742,000 tpa. We manufacture pig iron through the blast furnace route. We have a patent for the technology for the manufacture of energy recovery based metallurgical coke.

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

In September 2012 and October 2012, each of the state government of Goa and the Supreme Court of India ordered the suspension of all mining operations and transportation of iron ore of the mines in the State of Goa due to alleged environmental violations by miners. In view of the foregoing, operations at our mines in Goa were suspended. On April 21, 2014, the Supreme Court of India lifted the mining suspension with certain conditions. The Supreme Court also imposed an interim restriction on the maximum annual excavation from the mining leases in the State of Goa to 20 million tons subject to determination of final capacity by an expert committee appointed by the Court. Further, in its order, the Court held that all mining leases in the State of Goa including ours expired in 2007. Consequently, no mining operations can be carried out until the renewal or execution of mining lease deeds by the state government of Goa. Post such order of the Supreme Court of India, in August 2014 the High Court of Bombay at Goa pronounced an order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court of India. Registration of mining leases in Goa has been completed and the Goa State Pollution Control Board in their meeting on July 10, 2015 has considered renewal of consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act. Further, we filed applications for the approval of mining plans. On August 10, 2015, operations at the Codli mine resumed and operations at the remaining mines are resumed one after another from the second half of fiscal year 2016 after receiving the consent to operate and the approval of mining plans.

We filed applications for consents to resume mine operations. We have received permission to operate for all our principal mines and for five of the mines certain formalities to resume operations have yet to be completed. Our mining operations resumed in six mines, the first such mine at Codli in August 2015. There are a number of mines where we have received all the required permissions, however operations at these mines are yet to start.

On August 22, 2011, we acquired a 51.0% ownership interest in WCL, a Liberian iron ore exploration company which was a wholly-owned subsidiary of Elenilto Minerals & Mining LLC, for a cash consideration of $ 90.0 million. On December 20, 2012, we acquired the remaining 49.0% of the outstanding common shares of WCL from Elenilto Minerals & Mining LLC for a cash consideration of $ 33.5 million. Due to the outbreak of ebola in Liberia, our project was temporarily suspended as our staff had to be evacuated. Since then, iron ore prices have significantly fallen, due to which it was not viable to resume operations. We are in discussions with the government to extend the Mineral Development Agreement (“MDA”) dates to make this project more sustainable.

In consideration of the suspension of exploration in Liberia, low iron ore prices, geo-political factors and no plans for any substantive expenditure has resulted in continued uncertainty in the project, an impairment charge of $ 227.6 million has been recognized.

Further, an impairment charge of Rs 1,153 million ($17.4 million) was recorded in fiscal year 2016, towards unused plant and machinery at Bellary, Karnataka.

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

In October 2015 we proposed to the state government of Jharkhand to set up a 1 mtpa pig iron plant in Jharkhand, for Dhobil mining lease. On May 6, 2016 Stage-I, a Memorandum of Understanding (“MOU”) was signed between the state government of Jharkhand and Vedanta Limited to set up a 1 mtpa hot metal plant with a facility to produce 0.7 mtpa pig iron and 0.3 mtpa ductile iron pipe plant in Kharswan/Manoharpur. This MOU will support an application to the state government of Jharkhand for the grant of the Dhobil mining lease. The MOU will be valid for one year within which we will have to complete the site selection for plant, identification of source of water, power and raw material, and prepare a detailed project report (DPR), so as to proceed to Stage-II MOU signing.

Strategy

We intend to leverage our position in the iron ore sector on the basis of the following strengths:

•	As of March 31, 2016, we own or have the rights to ore reserves consisting of approximately 193.6 million tons of iron ore at an average grade of 55.4%.

•	The opportunity to expand through consolidation of the fragmented Indian iron ore industry.

•	Experienced personnel with technical skills in Indian mining development in India.

•	Strong growth potential with additional prospecting and mining licenses and de-bottlenecking operations.

•	Robust balance sheet.

•	Vertically integrated pig iron and metallurgical coke operations with patented in-house technology.

Principal products

Iron ore

Our iron ore reserves consist of both lump and fine ore. As of March 31, 2016, the percentage of lump ore in the reserves was approximately 12.0% and 18.0% in Goa and Karnataka, respectively. While the ore in Goa contains an average iron content deposit of 50.0% to 55.0%, the mines in Karnataka are of higher grade deposits, ranging between 56.0% to 60.0% iron. We sell lump ore from our mines in Karnataka primarily to domestic pig iron or steel producers. The majority of other iron ore produced by Goar mines is sold internationally, primarily to purchasers in China.

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

The gross value of fixed assets for our Goa operations, including capital works-in-progress, was Rs. 106,765 million ($1,611.5 million) as of March 31, 2016.

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

Exploration at the Codli mines began in 1966 and the mine first commenced production in 1973. Production at the mine reached 3 mmtpa by 1995. This mine has been granted environmental clearance for a production level of 7 mmtpa.

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

As of March 31, 2016 we have undertaken an exploration and evaluation program at the Codli mines which involved drilling a total of 78,082 meters in depth in 1,156 holes. The Codli mine deposits are extensively sampled in vertical drill hole grids between 8 meters and 127 meters in length.

Power at the Codli mines is supplied through a government grid supply network with a maximum contracted demand of 5,000 kVA. There are also generator sets with an aggregate of 5,190 kVA available to supply power. The site’s full water requirements are met from the rainwater accumulated in exhausted pits. In fiscal year 2016, 2.9 million wmt of crude ore was produced from the Codli mines since the recommencement of operations at the mines in August 2015 after its temporary suspension of mining activities relating to iron ore imposed by the state government.

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

We operate the Gauthona Dusrifal mine, the lease of which is held by M/s Timblo Private Limited, as an ore raising contractor since 1989. This mining concession was granted in 1958 to M/s Timblo Private Limited, which owned and operated the mine until 1988. Since 1983, we had a common boundary working agreement with M/s Timblo Private Limited and, in 1989, we acquired control of 40.8 hectares of the leasehold area. This mine is contiguous to the Codli mines. The mining method at the Gauthona Dusrifal mine is the same as that of the Codli mines described above. During the fiscal years 2015 and 2016, there was no ore production from the Gauthona Dusrifal mine due to the temporary suspension of mining activities relating to iron ore imposed by the state government.

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

The leasehold area of the Sonshi mine is 62 hectares. The leaseholder has submitted timely renewal applications to the state government and no rejections have been notified. The Sonshi mine was operating under deemed consent until the temporary suspension of mining activities relating to iron ore by the state government of Goa. Due to the narrow width of the leasehold area, we have entered into common boundary working agreements with adjoining lessees to facilitate mining operations. The original mining concession was granted in 1953 to Cosme Costa & Sons. We have not acquired the lease, but have been operating the Sonshi mine as an ore raising contractor since 1958. Production at the mine commenced in 1958. The agreements entered into by us with Cosme Costa & Sons for the raising and sale of iron ore expired in March 2014 and was renewed until November 2017. The Sonshi mine has been granted environmental clearance for a production level of 3.0 mmtpa.

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

No exploration activity was carried out in the mine during fiscal year 2015 due to temporary suspension of mining activities relating to iron ore imposed by the state government. The Sonshi mine has been sampled in vertical and inclined drill holes with a total of 66,766 meters being drilled in 644 holes as of March 31, 2016

Power at the mine is supplied through a government grid supply network and the maximum contracted demand is 1,000 KVA. A 625 KVA diesel generator is also available to supply power. In fiscal year 2016, 0.2 million wmt of crude ore was produced from the Sonshi mine.

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

We acquired an adjoining mining lease for the Mareta Sodo mine in 2004 from Pandurang Timblo Industries. This mining concession was granted in 1955 and was operated intermittently until the mine was transferred to us in November 2004. This mine has been granted environmental clearance by the MoEF for production of 1 mmtpa. As of March 31, 2016, 17,702 meters have been drilled in 112 boreholes on the leased area. The mining method of the Mareta Sodo mine is the same as that of the Sonshi mine described above. Due to allegations of illegal mining in the State of Goa, the state government of Goa banned mining operations within the state in September 2012, and the MoEF also suspended environmental clearances within the state. In January 2015, the state government of Goa revoked the mining suspension order, and in March 2015 MOEF has likewise revoked the suspension of environmental clearances. Subsequently, the lease deeds were executed and registered as of August 2015 to resume production for all working leases, including the mining lease for the Mareta Sodo mine. In fiscal year 2016, 0.13 million wmt crude ore was produced from this mine.

(iii) Sesa Resources Limited, Bicholim and Surla:

Sesa Resources Limited and its subsidiary Sesa Mining Corporation Private Limited extract iron ore from 11 mining leases spread across a total of approximately 980 hectares in Goa. Sesa Resources Limited’s operations consist of two major iron ore mining areas, one in Bicholim and the other in Surla, both located in North Goa and which together account for approximately 90.0% of Sesa Resources Limited’s total estimated iron ore reserves as of March 31, 2016. The Bicholim mine consists of five contiguous mining leases covering an area of 479.3 hectares in the north of Goa. The Surla mine consists of three contiguous mining leases covering an area of 253.4 hectares in the recognized iron ore belt of Pale-Velguem-Bicholim-Shirgao in the north of Goa. Mining operations started at the Bicholim mine and the Surla mine in 1958. Processed ore from the Bicholim and Surla mines is transported by Sesa Resources Limited to loading jetties at Sarmanas and Surla/Sinori in north of Goa, and then loaded into barges and sent to Mormugao port in Goa, India, where it is then shipped to customers. Sesa Resources Limited’s mining assets include processing plants, barges, jetties, transhippers and loading capacities at the Mormugao port. In fiscal year 2016, the combined production of the Bicholim and Surla mines was 0.61 million wmt of crude ore since the recommencement of operations at the mines after temporary suspension of mining activities in August 2015, relating to iron ore imposed by the state government.

(iv) Shipbuilding Division:

We also have a ship building division which commenced operations in 1984 for the construction and repair of inland mini bulk carriers owned by us as its primary activity as well as supporting our core activities including the export of iron ore and the import of coke and coal.

The facilities of the ship building division comprises a slipway, several sheds, cranes, a quayside with water depth of 3 meters, gas manifold system and docking equipment. The ship building division has designed and built various types of vessels such as barges, pusher tugboats, oil recovery vessels and landing crafts. The ship building division was the first to design and build hatch covers for barges in Goa for shipment of fines during the monsoon season. As of March 31, 2016, the ship building division was certified ISO 9001-2000 Quality Management System in 2000, ISO 14001-2004 Environment Management System in 2004 and OHSAS 18001-2007 for Occupational Health Management System. This division has not produced any more ships during fiscal year 2016.

(v) Other leases/mines

In addition to the Codli mines and right to the third-party mining lease at the Sonshi mine, we have 11 additional mining leases, of which 5 are non-operative leases. The operative mines are the Sanquelim mines with three contiguous leases with an environmental clearance of 0.2 mmtpa, the Orasso Dongor mine of 0.2 mmtpa, the Botvadeacho Dongor mine of 0.5 mmtpa and the Mareta sodo mine of 1 mmtpa. The non-operative leases are under exploration and we are yet to receive clearances for these mines.

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

The leasehold area of the mine is 160.6 hectares, which is classified into two blocks, namely the south block, which is 123.5 hectares, and the north block, which is 37.1 hectares. These two blocks are joined by a narrow stretch of land 40 meters in width and 660 meters in length along the eastern side of the leasehold area. We have operated the mine since 1994. The MoEF granted requisite permission for enhanced productions to us to 6.0 mmtpa in 2016.

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

Since the mine was taken over by us, exploration at the A. Narrain mine involved the drilling of a total of 59,025 meters in 605 boreholes as of March 31, 2016. The A. Narrain deposit is extensively sampled in vertical and inclined drill hole grid intervals in side direction of 50 meters and in cross section average of 25 meters with most of the holes covering a depth of 50 meters to 200 meters. Power at the mine is supplied by a 725 KV and 320 KV generator. All power supplied to the mine and plant is through generators.

The gross value of fixed assets, including capital works-in-progress, was Rs. 24,820.5 million ($ 374.6 million) as of March 31, 2016.

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

WCL

WCL comprises of three concession areas (Bomi Hills, Bea Mountain and Mano River). The ebola epidemic in Liberia resulted in stoppage of drilling and exploration work for iron ore during fiscal year 2015. We evacuated our staff in Liberia as a result of the ebola risk in 2015.

In consideration of the suspension of exploration in Liberia, low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project, an impairment charge of US$ 227.6 million was recognized in fiscal 2016. We are in discussions with the government of Liberia to extend the Mineral Development Agreement (MDA) dates to make this project more sustainable.

The table below sets out proved and probable iron ore reserves as of March 31, 2016 at mines that we own or have rights to:

	Proved Reserves		Probable Reserves		Total Proved and Probable Reserves
	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(Million tons)	(%)	(Million tons)	(%)	(Million tons)	(%)
Goa:	—	—
Codli Group	18.1	53.3	6.0	53.7	24.1	53.9
Sonshi Group	16.3	59.6	21.4	59.2	37.7	59.4
Other	7.7	55.3	11.7	56.4	19.4	55.9
Karnataka - A. Narrain	19.1	56.1	20.3	56.2	39.4	56.1
Sesa Resources Limited	42.0	52.1	30.9	55.0	73.0	53.4
(including Sesa Mining Corporation Limited)

Total Iron ore reserves	103.2	54.5	90.5	56.5	193.6	55.4

Additional Information

For India

(a)	The reserve estimates have been prepared by the Geologists and Mining Engineers in accordance with JORC code. The estimates were independently audited by Roscoe Postle Associates Inc. in 2016. During fiscal year 2016 we extracted 5.99 million tons of reserves, with no addition by drilling, and the reserves were internally certified by JORC competent persons.

(b)	Ore reserves are estimated at a variable cut-off grade based on ore type; the minimum cut off grade was 30% Fe.

(c)	The ore bodies are of relatively significant size with good continuity of the mineralized zones and little internal dilution, the contacts are well constrained, free digging and diluting material can also carry grade. The iron ore is soft and there is hardly any loss or dilution while mining. Therefore no allowance for dilution is considered as it does not have material effect on reporting results.

(d)	The price used for India is $ 39 per ton for average iron grade of 58% iron content.

During the year ended March 31, 2016, the Group recognized an impairment charge in respect of the exploratory assets in West Africa (Western Cluster, Liberia) on account of low iron ore prices, geo-political factors, and also due to the fact that there are no plans for any substantive expenditure given the continued uncertainty in the project. Therefore, the Company did not receive any certification of reserves and resources for the current period.

Amona plant

We commenced operations at the Amona plant in Goa in 1992 and have been engaged in the manufacture and sale of pig iron since then. Our metallurgical coke plant at Amona produces a range of coke fractions from over 70 mm for foundries, 20 mm to 60 mm for blast furnaces and 6 mm to 25 mm for the ferrous alloy industry. Approximately 75% to 85% of the total production of metallurgical coke is consumed by us for our pig iron production and the remainder is sold to customers primarily located in India. The cost of the input coal blend is the single most important cost component for the production of coke. Our production consists mainly of low ash coking coal and we import 100.0% of low ash coking coal each year. In order to ensure a stable raw material supply, we have long-term supply contracts for the procurement of such coal. Electric power for us is supplied by our power unit which generates power from the waste heat of our metallurgical coke plant and the blast furnace gas from us.

The following table sets out the total rated capacities as of March 31, 2016 at our Amona facility:

	Rated capacity
	Metallurgical Coke	Pig Iron	Power (mw)
	(tpa)
Amona Plant	560,000	742,000	60

Production

The table below sets out our total production of saleable ore for fiscal years 2014, 2015 and 2016:

		Year Ended March 31
Mine/Mine Type	Product	2014	2015	2016
		(Millions Dry Metric tons)
Goa (Open-Pit)(1)	Iron ore	—	—	2.0
Sesa Resources Limited (Open-Pit)(1)	Iron ore	—	—	0.2
A. Narrain (Open-Pit)(2)	Iron ore	1.5	0.6	3.0

Total Iron Ore	Iron ore	1.5	0.6	5.2

Amona Plant	Metallurgical coke	0.41	0.50	0.48
	Pig iron	0.51	0.61	0.66

Note:

(1)	Mining operations in Goa were stopped due to temporary suspension of mining activities relating to iron ore by the state government of Goa since September 11, 2012. On April 21, 2014, the Supreme Court of India lifted the suspension with certain exceptions. We have worked with the state government and obtained the necessary clearances and have resumed our operations in fiscal year 2016
(2)	Mining operations in Karnataka were stopped due to a temporary suspension of mining activities relating to iron ore by the Supreme Court of India since August 26, 2011. On April 18, 2013, this suspension was lifted and operations re-commenced on December 29, 2013 after receiving all the necessary clearances. Although we resumed operations in Karnataka based on the Stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. Operations were resumed from February 28, 2015 after obtaining all statutory clearances.
(3)	Our iron ore mines in Liberia are in the exploration stage and therefore there has been no production from these mines in the last three fiscal years. Operations were not resumed due to low iron ore prices, geo-political factors and no plans for any substantive expenditure.

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

Iron ore is largely sourced from mines in Karnataka and Goa. The iron ore is transported from Karnataka by truck and railway rakes and from Goa by truck. Iron ore requirements are met through supplies from our own mines, and through purchases from other mines in Karnataka and Goa. Our metallurgical coke requirements are met by supplies from our metallurgical coke division. Limestone and dolomite are purchased from mines in Karnataka and transported to us by trucks.

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

Distribution, logistics and transport

Our mining operations are advantageously located in Goa and are complemented by an efficient transportation network. In order to achieve higher volume and loading capacities and vessels with higher drafts, we and Sesa Resources Limited own and operate transfer vessels, which are used for mid-stream loading at Goa. We ship our products from ports on the west coast of India and so, the annual monsoon season in Goa impacts our distribution operations from June to September. We maintain a network of rail cars, barges and transhippers that are primarily used to facilitate the export of our ore to foreign customers. Our fleet includes 33 barges with capacities between 1,600 to 2,500 tons per barge. We also have 2 transhippers and a floating crane station with a combined rated capacity of upto 54,000 ton/day.

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

Metallurgical coke. Currently, all of the metallurgical coke produced by us is sold primarily within India to foundries, pig iron producers, ferrous alloys producers and cement plants. Approximately 75% to 85% of our total metallurgical coke production during fiscal year 2016 was used for the production of pig iron. The balance was sold in the domestic Indian market.

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

Our ten largest customers accounted for approximately 49.1%, 40.6% and 28.5% of revenue for iron ore business in fiscal years 2014, 2015 and 2016, respectively. No customer accounted for greater than 10.0% of our revenue in the fiscal year 2016. One customer each accounted for greater than 10.0% of our revenue in each fiscal year 2014 and 2015.

Market share and competition

Since 2003, we have been India’s largest exporter of iron ore in the Indian private sector by volume, prior to the temporary suspension of mining activities relating to iron ore in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. In fiscal year 2015, no sales were accounted due to the temporary suspension of mining activities relating to iron ore in the state of Goa. In fiscal year 2016 the total sales including sale of confiscated ore purchased through e-auction, was 5.3 million tons. Our primary competitors in both the public and private sectors in India include National Mineral Development Corporation, MMTC India Limited, Rungta Mines Ltd., Mineral Sales Private Limited and Essel Mining and Industries Limited. In addition, we compete with a number of international producer-exporters of iron ore worldwide.

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

Other By-products

Gypsum and slag are by-products of our copper smelting operations which we sell to third parties.

Supply of Copper Concentrate

As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. During the fiscal year 2016, no copper concentrate was sourced from our own mine in Tasmania, Australia. All of the copper concentrate used in our operations, whether from our own mine or from third party suppliers, is imported through the port of Tuticorin and transported by road to our smelter at Tuticorin.

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

The Mt. Lyell mine is under care and maintenance following a rock falling on the ventilation shaft in June 2014. All mining operations at CMT, when operational were undertaken by contractors while the processing and mill maintenance operations are undertaken by CMT employees. A sub-level caving underground mining method is used at the Prince Lyell ore body. Ore is loaded into trucks and then transported to the underground crusher and skip loading area. Crushed ore is then hauled by the Prince Lyell shaft and unloaded onto a conveyor feeding the ore bin at the Mt. Lyell processing plant. At the processing plant, the ore is crushed and ground prior to processing by flotation to produce copper concentrate which is then filtered to form a cake and trucked to the melba flats railway siding for transport to the port of Burnie. The concentrate is stored at Burnie until it is loaded into ships for transport to the port of Tuticorin from where it is trucked to the smelter. CMT has an active exploration and evaluation program at Mt. Lyell which involves upgrading resources below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The western tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman and Crown, Glen Lyell, Copper Clays and NW Geophysics. The tailings dam is a valley-fill type and excess water is discharged via a spillway. The water quality is sampled before the water is released from the site. The tailings are deposited on beaches around 300 meters from the dam spillway. CMT’s accepted closure plan is to flood the tailings which will require CMT to raise the tailings dam wall and such plan is currently in progress.

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

The gross and net value of fixed assets, including capital works-in-progress was approximately AUD 161.0 million ($ 124 million) and AUD 5.7 million ($4.4 million) respectively, as of March 31, 2016.

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

At the time of finalization of reserve statement as on March 31, 2016, no mineral reserves have been determined due to government statutory restrictions imposed post the mud slide incident in January 2014.

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

Our Smelter and Refineries

Overview

The following table sets forth the total capacities as of March 31, 2016 at our Tuticorin and Silvassa facilities:

	Capacity
Facility	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	Captive Power
	(tpa)	(tpa)	(tpa)	(tpa)	(tpa)	(MW)
Tuticorin	405,000	205,000	96,000	1,300,000	230,000	191.5
Silvassa	—	200,000	172,000	—	—	—

Total	405,000	405,000	268,000	1,300,000	230,000	191.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.

Tuticorin

Our Tuticorin facility, established in 1997, is located in Tamil Nadu in southern India. Our Tuticorin facility currently consists of a 405,000 tpa copper smelter, a 205,000 tpa copper refinery, a 96,000 tpa copper rod plant, a 1,300,000 tpa sulphuric acid plant, a 230,000 tpa phosphoric acid plant and three captive power plants with capacities of 7.5 MW, 24.0 MW and 160 MW. The coal based power plant of 160 MW is primarily used for captive consumption and we have also entered into a power purchase agreement with the Tamil Nadu Electricity Board for selling power in excess power over the captive consumption.

Presently, the captive power plants have a total capacity of 191.5 MW, excluding the 15 MW power generating power plant shifted to HZL for the Pantnagar operations. Further, we also have a 11.2 MW of power generated from a smelter waste heat boiler. Coal for the 160 MW power plant is imported, and our other captive power plants at Tuticorin operate on furnace oil.

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

Fujairah

Fujairah Gold FZC is located in the Fujairah Free Zone 2. Our Fujairah facility is strategically located on the coast of the Arabian Sea. The precious metal refinery was commissioned in March 2009 and began production in April 2009, with a capacity of 20 tons of gold and 105 tons of silver. Outotec oyj, Finland, supplied the technology for the precious metal refinery. Fujairah Gold FZC commissioned a copper rod plant at a project cost of $ 12.98 million, with an annual capacity of 12.5 tons per hour with production having commenced in May 2010 and generated a production of 86,654 metric tons of rod, 8,622 kilograms of gold and 82,418 kilograms of silver in fiscal year 2016. Continuus Properzi S.p.A., Italy, has supplied the rod mill equipment for this project, and the copper cathode required for the copper rod plant is being sourced from the smelters of the Vedanta Group and third parties. The doré anode plant that was shifted from Tuticorin to Fujairah was commissioned in June 2012 for smelting of “anode slime” to “doré anode” which is the raw material for the precious metal refinery.

Production Volumes

The following table sets out our total production from Tuticorin and Silvassa for the fiscal years ended March 31, 2014, 2015 and 2016:

		For the Year Ended March 31,
Facility	Product	2014	2015	2016
		(tons)
Tuticorin(1)(5)	Copper anode(2)	301,120	361,839	387,016
	Sulphuric acid(3)	835,798	1,006,692	1,070,786
	Phosphoric acid(3)	116,340	189,353	198,779
	Copper cathode(4)	151,592	194,019	201,864
	Copper rods(4)	22,105	53,400	68,685
Silvassa	Copper cathode(4)	142,842	168,353	182,183
	Copper rods(4)	100,948	116,939	142,115
Total	Copper anode	301,120	361,839	387,016
	Copper cathode	294,434	362,372	384,047
	Copper rods	123,053	170,339	210,799
	Sulphuric acid	835,798	1,006,692	1,070,786
	Phosphoric acid	116,340	189,353	198,779

Notes:

(1)	The Tuticorin smelter was temporarily closed on March 29, 2013. On May 31, 2013, the National Green Tribunal passed an interim order allowing the copper smelter to recommence operations. Operations at the copper smelter recommenced on June 16, 2013.
(2)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(4)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(5)	There was a planned annual shutdown of the Tuticorin smelter for 22 days in the first quarter of fiscal year 2015.

The following table sets out CMT’s copper extraction from the Mt. Lyell mine for the fiscal years ended March 31, 2014, 2015 and 2016:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2014	2015	2016
		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	1,739,223	—	—
	Ore grade	1.10%	—	—
	Copper recovery	92.48%	—	—
	Copper concentrate	67,386	—	—
	Copper in concentrate	17,839	—	—

Principal Raw Materials

Overview

The principal inputs of our copper business are copper concentrate, rock phosphate, power, fuel and sulphuric acid. Other inputs include coke, lime, reagents and oxide ore. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate

Copper concentrate is the principal raw material of our copper smelter. In fiscal year 2016, we sourced 100% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. We expect the percentage we purchase from third party suppliers to increase in future periods as the Mt. Lyell copper mine has been placed under care and maintenance. We also expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.

In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal year 2016, we sourced approximately 80.5% of our copper concentrate requirements through long-term agreements.

We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal year 2016, we sourced approximately 19.5% of our copper concentrate requirements through spot purchases.

Rock Phosphate

In fiscal year 2016 majority of rock phosphate was sourced from Jordan at spot prices.

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

Sales and Marketing

The 10 largest customers of our copper business accounted for approximately 42.6%, 32.8% and 30.6% of our copper business revenue in fiscal years 2014, 2015 and 2016, respectively. None of our customers accounted for greater than 10.0% of copper business revenue in fiscal years 2014, 2015 and 2016.

Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal years 2014, 2015 and 2016, exports accounted for approximately 48.4%, 41.8% and 38.0% of the revenue of our copper business, respectively. Our export sales were primarily to China, Japan, Indonesia, Malaysia, Vietnam, Europe, Turkey, UAE, Mexico and Taiwan. We also sell phosphoric acid and other by-products in both the domestic and export markets.

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

Market Share and Competition

We own one of the two custom copper smelters in India and had a 36% primary market share by sales volume in India in fiscal year 2016, according to International Copper Association (India). The other major custom copper smelter in India is owned by Hindalco Industries Limited, with the remainder of the primary copper market in India primarily served by imports and Hindustan Copper Limited.

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

Projects and Developments

We have ongoing expansion projects to setup Copper smelter plant at Tuticorin costing Rs. 16,820 million ($ 253.9 million) to increase its total copper capacity to 800,000 tpa. The expansion of the smelter is on hold as required approvals from the state government have not yet been received. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ filed before by the Madras High Court, although this writ had not prevented the continued operation of the plant. Further, the High Court of Madras dismissed the petition by way of its order dated April 28, 2016 and rejected the claims of the petitioner.

For additional information on these proceedings, please see Item 3. “–Key Information – D. Risk Factors — We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant”.

We have incurred Rs. 6,423 million ($ 97.0 million) on these projects as of March 31, 2016. We funded these projects primarily from the proceeds of the convertible senior notes issued in fiscal year 2010.

Our Aluminium Business

Our aluminium business is in Chhattisgarh and Odisha. We operate the business in the state of Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, whereas our aluminium operations in Odisha were earlier operated through Vedanta Aluminium, which was merged into Vedanta Limited pursuant to the Re-organization Transactions.

(a)	BALCO

Overview

Our aluminium business is owned and operated by BALCO. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, 1140 MW power plants, an alumina refinery, the operations of which have been suspended since September 2009, a 245,000 tpa aluminium smelter and a fabrication facility, all of which are located in Korba in the State of Chhattisgarh in central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power intensive nature of the process. This is, to a considerable extent, as a result of BALCO being an energy-integrated aluminium producer. BALCO is also in the process of constructing a CPP 600 MW coal-based thermal power facility in the state of Chhattisgarh which had received approval on January 14, 2015 from the regulatory authorities to operate. Both units of 300 MW each were commissioned during fiscal year 2016. BALCO completed the ramp up of the first 84 pots of 325,000 tpa aluminium smelter during fiscal year 2015 and the remaining 252 pots are expected to be ramped up during fiscal year 2017.

During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia coal block (“Chotia”) and was the highest bidder for the Gare Palma IV/1 coal block (“Gare Palma”). The total reserves at the Chotia block are 17.5 million tons with the annual production capacity of one million tons. The mining operations were commenced at the Chotia mine in November 2015. Despite a successful bid for Gare Palma IV/1, the GoI has challenged the award and BALCO has appealed regarding the GoI’s rejection of the winning bid for the Gare Palma IV/1. By way of letter dated July 29, 2015, the GoI rejected the representation of BALCO to accept its bid for the Gare Palma IV/1 coal mine. BALCO filed another writ petition before Delhi High Court challenging the rejection of bid and its representation by the GoI. This writ petition was heard on May 3, 2016 and orders have been reserved by the court. The above coal mines cover 90% of BALCO’s coal requirement for captive power generation.

BALCO’s Bodai-Daldali bauxite mines provide a majority of the bauxite required for BALCO’s smelters. The bauxite is transferred to our alumina refinery in Lanjigarh, which converts bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to us, which is based on our actual cost of production plus a reasonable margin. The remainder of BALCO’s alumina requirements is sourced from third parties. The mining lease of our Mainpat bauxite mine has been renewed and it is valid upto July 8, 2042. BALCO has temporarily stopped the mining activity on account of pending approval from the necessary mining authorities.

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

Overview

The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines – Mainpat and Bodai-Daldali

BALCO has two captive bauxite mines, namely, the Mainpat bauxite mine and the Bodai-Daldali bauxite mine, in the state of Chhattisgarh in central India. Mainpat is an open-pit bauxite mine located in the Surguja district of the state of Chhattisgarh. The Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometers. The bauxite extraction limit for the mine granted by MoEF is 750,000 tpa. The mining lease of Mainpat mine expired on July 8, 2012 and was renewed to July 8, 2042. Environmental clearance for the Mainpat mine has been renewed by the MoEF and is valid to September 16, 2038. The Temporary Working Permission granted by the MoEF expired on January 7, 2016 and BALCO has applied for a renewal of Forest Clearance for the whole revenue forest land co-terminus with the Mining Lease period and approval of these applications is expected to be received during fiscal year 2017.

The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardha district of the state of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area of 6.3 square kilometers renewable mining lease that is valid until March 26, 2017. The bauxite extraction limit for Bodai-Daldali Mines granted by MoEF is 1,250,000 tpa.

The Chhattisgarh bauxite deposits are situated over a plateau with steep scarps on both sides, at an elevation of approximately 1,040 meters above the mean sea level for Mainpat, and approximately 940 meters above the mean sea level for Bodai-Daldali. The bauxite is generally one meter to three meters thick and lies within a laterite sequence overlying thick tertiary basalts of the Deccan traps. The cover of laterite and thin topsoil is up to 5 meters thick but is generally less than 2 meters. The bauxite outcrops around much of the plateau rims.

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

The bauxite is hard to very hard with a natural moisture content of 5.0% to 10.0%, an in-situ density of 2.3 tons to 2.4 tons per cubic meter. It comprises primarily gibbsite with bohemite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 44.9% aluminium oxide and silica levels of 4.2% as of March 31, 2016.

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

The current exploration drilling program is based on a 50-meter square pattern and is reduced to a 25-meter centers for detailed mine planning. Sampling is normally in 0.4 meter lengths and core is currently split and retained for future reference. Bauxite samples are tested for silica and aluminium oxide at laboratories situated on site and at the Korba plant. Selected sample are re-assayed as part of a quality control program.

Since the commencement of operations, the Mainpat mine has produced approximately 7.4 million tons of bauxite. During fiscal year 2016 there was production totaling approximately 455 tons at 47.7% aluminium oxide. Currently, bauxite production has been temporarily suspended from September 17, 2015 due to pending forest clearance of mining lease area and a restriction on the removal of mined ore from the mining site. Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

As of March 31, 2016, BALCO estimates reserves at Mainpat to be 4.2 million tons and the remaining mine life of the Mainpat mine to be approximately 5-6 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan.

Total production at the Bodai-Daldali mine since the commencement of production has been 5.9 million tons of bauxite, with production in fiscal year 2016 totaling approximately 1,033,300 tons at 46.9% aluminium oxide. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

As of March 31, 2016, BALCO estimates the reserves at Bodai-Daldali to be 1.93 million tons and the remaining mine life to be approximately 2 years based on (i) reserves; and (ii) planned production which is determined on the basis of a life-of-mine plan. The cut-off grade used to define the reserves at BALCO’s mines was 42.0%.

In fiscal year 2016, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs. 2,334 ($ 35.2) per ton of bauxite.

Based on current costs and historical prices, BALCO’s operations are forecasted to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves. The reserves as of March 31, 2016 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminium price of $ 1,751 per ton, which is the average metal price for the 3 fiscal years ending March 31, 2016, 2015 and 2014.

The mining recovery factors applied to determine the reserves for both mines are 65.0%. The grade dilution factor is reconciliation between the actual mined / dispatched grades obtained and in-situ grade values. The grade correction / dilution factors applied for Mainpat and Bodai-Daldali mines are Al2O3 – 96%, SiO2 – 114% and Al2O3 – 95%, SiO2 – 104% respectively. The parameters for Mainpat are derived from the reconciliation of actual production against the geological model, while the parameters for Bodai-Daldali are based on estimates.

In fiscal year 2016, there was no stripping ratio at the Mainpat mine as there was no ore extraction during the year, while the stripping ratio at the Bodai-Daldali mine was 1.0:3.89. The stripping ratio for the remaining reserves at Mainpat is 3.84 tons of waste per ton of ore, while at the Bodai-Daldali mine, it is 3.85 tons of waste per ton of ore. Stripping ratio is the ratio of the volume of waste material required to be handled in order to extract some volume of ore.

Summary of Bauxite Mine Reserves

The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2016:

Mines	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			SSL Interest	Reserve Life
	Quantity	Alumina	Silica	Quantity	Alumina	Silica	Quantity	Alumina	Silica	%	(years)
	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)	(in million tons)	(%)	(%)
Mainpat	4.22	44.48	4.43	—	—	—	4.22	44.48	4.43	—	5-6
Bodai-Daldali	1.93	45.68	3.64	—	—	—	1.93	45.68	3.64	—	1-2

Total	6.15	44.86	4.18	—	—	—	6.15	44.86	4.18	51	—

Additional information:

(1)	The estimate of reserves, were audited by Geo Solutions Private Limited, presented incorporate the losses for mine dilution and mining recovery according to the JORC code.

(2)	The cut-off grade used with our reserve estimates for bauxite is 42.0%.

(3)	The metallurgical recovery factor for bauxite at both Mainpat and Bodai-Daldali is 65.0%.

(4)	The historic three year average commodity prices is $ 1,751 per ton for bauxite and the currency conversion factor that was used to estimate our reserves was Rs. 62.97 per US dollar.

(5)	The reserve quantities disclosed are for the entire mine and our share in the reserve quantities is 51.0%.

Korba Facility

Overview

BALCO’s Korba facility is located at Korba in the state of Chhattisgarh and consists of a 245,000 tpa aluminium smelter, 1140 MW power plants, an alumina and a fabrication facility. During the year, CPP 600 MW was commissioned. The following table sets forth the total capacities as of March 31, 2016 at BALCO’s Korba facility:

Capacity
Facility	Alumina	Aluminium	Power plant
	(tpa)	(tpa)	(MW)
Korba	200,000	245,000	1,140
Korba (under construction)		81,250(1)

Notes:

(1)	For the 325,000 tpa smelter, 84 pots were operationalized during fiscal year 2015. The remaining 252 pots will commence commercial production in fiscal year 2017.

Refinery

The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery have been stopped since September 2009.

Smelters

Earlier, there were two aluminium smelters. The first smelter was commissioned in 1975, and used the Vertical Stud Soderberg technology to produce aluminium from alumina and had a capacity of 100,000 tpa. In response to global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminium smelter at Korba. Operations at this aluminium smelter ceased on June 5, 2009. The second smelter uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006. BALCO is in the process of setting up a 325,000 tpa smelter at the Korba facility, 84 pots of which commenced commercial production in September 2014. The remaining 252 pots will commence commercial production from fiscal year 2017.

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

Power Plants

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the coal-based 540 MW captive power plant commissioned in March 2006. The surplus generation from the power plant is supplied to the State Electricity Board and other customers. Following the shutdown of the 100,000 tpa aluminium smelter, power from its associated 270 MW power plant is sold in the merchant power market. BALCO is constructing a CPP 600 MW coal-based thermal power facility in the state of Chhattisgarh. The power generated from CPP 600 MW units will be utilized in the 325,000 tpa smelter being set.

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In fiscal year 2016, 83% of the allocated coal was supplied from Coal India Limited against FSA for 810MW. BALCO also entered into another FSA for 26 lacs mtpa with South Eastern Coalfields Limited (“SECL”) for IPP 600 MW. Further, BALCO was successful in securing Chotia coal block as part of an auction process conducted by the GoI.

Production Volumes

The following table sets out BALCO’s total production from its Korba facility for fiscal years ended March 31, 2014, 2015 and 2016:

		For the Year Ended March 31,
Facility	Product	2014(2)	2015(3)	2016
		(tons)
Korba
	Ingots/Busbar/Billets	34,714	104,650	93,442
	Rods	166,239	172,464	217,650
	Rolled products	51,083	46,807	20,526

Total(1)		252,035	323,921	331,618

Notes:

(1)	Reflects total of ingots, rods and rolled products.
(2)	Includes production of 849 tons from the trial run of 325,000 tpa smelter.
(3)	Includes production of 23,393 tons from the trial run of 325,000 tpa smelter.

The following table sets out the total bauxite ore production for each of BALCO’s mines for fiscal years ended March 31, 2014, 2015 and 2016:

		For the Year Ended March 31,
Mine (Type of Mine)	Product	2014	2015	2016
		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	—	—	455
	Ore grade	—	—	47.7%
Bodai-Daldali (Open-pit)	Bauxite ore mined	472,155	860,710	1,033,300
	Ore grade	46.9%	46.8%	46.9%

Total		472,155	860,170	1,033,755

Principal Raw Materials

The principal inputs of BALCO’s operations are alumina, power, carbon and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Alumina

Alumina is the primary raw material used in the production of aluminium. Our Lanjigarh refinery supplies majority of the alumina requirements (after converting the bauxite supplied by BALCO to the Lanjigarh refinery). BALCO currently sources all of its remaining alumina from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2014, 2015 and 2016, BALCO purchased 355,950 tons, 317,701 tons and 299,375 tons of alumina at an average price of, $ 397, $ 374 and $ 323 per ton, respectively, on a cost, insurance and freight or CIF basis at the port of Vizag, Kakinada and Gangavaram, India.

Power

Smelting primary aluminium requires a substantial, continuous supply of electricity. As a result, power is a key input at BALCO’s Korba facility, where it is provided by two coal-based captive power plant of 540 MW and CPP 600 MW. Our captive power plant has historically been dependent upon coal allocations from Coal India Limited. In November 2007, BALCO received a coal block allocation of 211.0 million tons for use in its captive power plants. These allocated coal blocks are regarded as non-reserve coal deposits. BALCO received the environmental clearance on May 24, 2012 and the second stage forest clearance for the 211.0 million tons coal block on November 14, 2012. The said coal block was deallocated during fiscal year 2015. However, the company received another coal block namely the Chotia coal block through the e-auction.

Power for BALCO’s mines is provided by on-site diesel generators. BALCO is constructing CPP 600 MW coal-based thermal power facility which was commissioned during fiscal year 2016. The power generated from CPP 600 MW will be utilized in the 325,000 tpa smelter being set up.

Water

Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with the National Thermal Power Corporation (“NTPC”) regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through National Thermal Power Corporation premises. Arbitration proceedings commenced in 2009 and the order was reserved on June 30, 2014. BALCO and National Thermal Power Corporation submitted a joint survey report to the Arbitrator. On the issue of easmentary rights, the Arbitrator issued its award dated January 11, 2016 in favour of BALCO and rejected all counter claims of the NTPC. The NTPC has challenged the said award by filing an application under section 34 before the Honorable High Court of Delhi which was listed for admission on May 5, 2016 and the court has ordered for issuance of notice. The next hearing will take place on August 19, 2016. BALCO has also filed the application under section 34 before the Honorable High Court of Delhi with respect to claims which were rejected by the Arbitrator which is to be listed in due course. During the year, BALCO received another water allocation of 7 million cubic meters (MCM) p.a. for 1200 MW facility. See “Item 3. Key Information -D. Risk Factors—Risks Relating to Our Business- Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

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

Sales and Marketing

BALCO’s 10 largest customers accounted for approximately 42.0%, 47.0% and 58.4% of its revenue for aluminium business in fiscal years 2014, 2015 and 2016, respectively. Two of BALCO’s customers accounted for greater than 23.19% of BALCO’s revenue in fiscal year 2016. No customer accounted for greater than 10.0% of BALCO’s revenue in the fiscal years 2014 and 2015.

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

Domestic sales of primary aluminium are based on the London Metal Exchange (“LME”) aluminium cash settlement price and main Japanese port premiums. The majority of sales is from long term contracts and Memorandum of Understanding with end users. Our objective is to achieve LME of the month of the scheduled shipment average. Customers book the monthly quantity by the first day of the month and we hedge the same on LME. BALCO’s export sales of aluminium are currently on a spot and long term contract basis at a price based on the LME price plus a premium.

Projects and Developments

On October 7, 2006, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1200 MW power facility, along with an integrated coal mine in the state of Chhattisgarh at an estimated cost of Rs. 46,500 million ($ 701.9 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and SEPCO Electric Power Construction Corporation, our contractor and the sub-contractor Gamon Dunkerley and Company Limited, are the subject of an investigation by the Chhattisgarh government. The matter is to be heard on October 26, 2016. We instituted an enquiry which was conducted by the Indian Institute of Technology Rourkee, an expert in the civil engineering field in India. The project was resumed in January 2010. BALCO has constructed 1200 MW (300 MW x 4) thermal power plant. Three units of 300 MW each were commissioned during fiscal year 2016 and the last unit has been commissioned and commenced commercial production from May 1, 2016.

In addition, on August 8, 2007, BALCO entered into a memorandum of understanding with the state government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of Rs. 81,000 million ($ 1,222.6 million). The first of two phases of this project commenced with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of Rs. 38,000 million ($ 573.6 million), which uses pre-baked GAMI technology. BALCO has received environmental clearances for both phases of the project. Construction has commenced and trial production started in February 2014 from the 325,000 tpa aluminium smelter and 84 pots started commercial production from September 2014.

As of March 31, 2016, the estimated cost of building the 325,000 tpa aluminium smelter and 1200 MW power facility is Rs. 106,630 million ($ 1,609.5 million). As of March 31, 2016, Rs. 93,995 million ($ 1,418.8 million) was spent.

BALCO received a coal block allocation in fiscal year 2007 of 211 million tons for use in its captive power plants which was subsequently deallocated in fiscal year 2015 pursuant to the orders of the Supreme Court of India. Consequently, in fiscal year 2015, the company made an assessment for the recoverability of the amount incurred thus far, and made a provision for Rs. 294.1 million ($ 4.4 million) in its income statement.

Market Share and Competition

BALCO is among the four primary producers of aluminium in India and together with our aluminium business in Odisha, has a combined primary market share of 40.0% in fiscal year 2016, according to Aluminium Association of India. BALCO’s key competitors (and their respective primary market shares by volume in India in fiscal year 2016) are Hindalco Industries Limited (42.0%) and National Aluminium Company Limited, a GoI enterprise (18.0%).

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

Coal mining operations

Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. In September 2014, the Supreme Court of India canceled all the coal blocks that had been awarded by the Ministry of Coal between 1992 and 2012 to all companies in India. Consequently, in February 2015, the GoI conducted an auction to award mining rights to successful bidders for all such coal blocks. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia coal block (“Chotia) and was the highest bidder for the Gare Palma IV/1 coal block (“Gare Palma”). The Chotia coal block was acquired to support BALCO’s captive power plants.

Chotia coal mine is located in Korba district in the State of Chhattisgarh. The total reserves at the Chotia block are 17.5 million tons with the annual production capacity of one million tons.

The following tables contain details of our coal mining operations.

1.	The Chotia coal mine is divided into two sub-blocks, Chotia I and Chotia II. Both of these blocks are assigned to the existing captive power facilities at our BALCO operations. The estimates provided below are based on the DMT report.

Blocks	Gross CV range (Min – Max)	Sulphur (%)
Kcal/kg
Chotia-I	3565 - 6476	0.30-0.60 (Total)*
Chotia II	3967 - 6152	0.30 (Total)*

*	Sulphur data is not available for all seams. Total is based only on available seam data.

2.	This coal, which is thermal grade coal, would be blended with low GCV coal before being fed to the Boiler.
3.	The extractable coal indicated is considering all losses. This number reflects the final tonnage of the mine. There is no plan of putting wash plant either at the mine site or at the plant as the coal is of high GCV.

Mine & Location	Means of Access	Ownership	Operator	Title, leases or Options	History	Mine type & mineralization style	Power source	Facilities, use & condition
Chotia Coal Mine, Tehsil-Podiuprodha District Korba State Chhattisgarh	Public Road Coal transported by road to BALCO Plant in Korba District Distance between mines and BALCO Plant is 73 Km	BALCO-100%	MDO-Mode Dhansar Engineering Company Private Limited	Mining Lease Granted. Mining Lease is valid for 20 years Lease executed on 16th October 2015 Valid till-15 October 2035	Mines commenced coal production in 2006

Open Cast and Underground

Opencast is operational since 2006

No Infrastructure is developed by prior allottee for underground hence no coal production from underground mine

Thermal Coal is mined from Barakar formation of Permian age of Gondwana Supergroup

One single Product is there which is low moisture thermal coal

							Electricity is available from Rural Feeder of Chhattisgarh State Electricity Board	Site Office, Explosive Magazine, Diesel Pump, Store, Weigh Bridge, Residential Complex is available at Site
Gare Palma IV/1 Coal Mine*, Tehsil Tamnar District Raigarh, State Chhattisgarh	Public Road	Under Litigation	Not Applicable	Under Litigation	Mines commenced coal production in 1998	Open Cast Opencast is operational since 1998 Thermal Coal is mined from Barakar formation of Permian age of Gondwana Supergroup One single Product is there which is low moisture thermal coal	Electricity is available from Jindal Power Station at Raigarh to the local substation from where power is supplied to mines	Site Office, Explosive Magazine, Diesel Pump, Store, Weigh Bridge, Sub Station, Residential Complex is available at Site

*	The data for Gare Palma is based on information received from the Ministry of Coal.

We source coal from the following principal sources:

•	Our Own Coal Mine – BALCO sources coal from its own coal mine which has annual coal production capacity of one million tons and in fiscal year 2016, BALCO produced 0.12 million tons.

•	Other Sources – BALCO sources coal from other sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under power purchase agreements (‘PPA’s) and from imports. In fiscal year 2016, the total coal purchased from these other sources was 5.18 million tons.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 9 million to 10 million tons.

For the year ended March 31, 2016, Vedanta Limited produced 0.12 million tons of coal from our only coal mine which is situated in Korba.

Set forth below is a map depicting the location of our coal properties for our coal mining operations:

Set forth below are maps depicting access to both Chotia and Gare Palma coal blocks:

Location - Gare Palma IV/1

(b) Our Aluminium Business in Odisha

Overview

Our aluminium business in Odisha was earlier operated by Vedanta Aluminium, which was merged with us pursuant to the Re-organization Transactions. Our Odisha aluminium operations include a 1.0 million tpa alumina refinery at Lanjigarh, with an associated 75 MW captive power plant. In addition, we have a green-field 500,000 tpa aluminium smelter, together with an associated 1,215 MW (nine units with a capacity of 135 MW each) coal-based captive power plant in Jharsuguda. We are also setting up another 1,250,000 tpa aluminium smelter in Jharsuguda. 84 pots from the first line of this smelter have been commissioned during fiscal year 2015 and of which 80 pots were capitalized on December 1, 2015 and further ramp up recommenced from April 1, 2016.

The alumina refinery at Lanjigarh was commissioned in March 2010 and produced 970,893 tons of alumina in fiscal year 2016. Greenfield smelter project of 500,000 tpa at Jharsuguda was implemented in two phases of 250,000 tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. The metal production for fiscal year 2016 was 516,096 tons from Plant 1 and 25,166 tons production from Plant 2 and the net generation of the captive power plant was 8,497 million units.

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

Principal Facilities

Overview

The following map shows the details of the locations of the aluminium segment’s facilities in the State of Odisha:

The following table sets forth the capacities as on March 31, 2016 at our Lanjigarh and Jharsuguda facilities:

Capacity tpa
Facility
Lanjigarh Alumina Refinery	1,000,000
Jharsuguda Aluminium Smelter	500,000
Jharsuguda Aluminium Smelter (under construction)	75,643

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

We planned to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking and then further expand the refinery by constructing a second alumina refinery, with a refining capacity of 3 mmtpa along with an associated 210 MW captive power plant. The expansion of the alumina refinery and related mining operations in and around the Niyamgiri was put on hold in October 20, 2010, when the MoEF directed us to hold from further expansion. Nonetheless, environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a Consent to Establish for 6 mtpa and a Consent to Operate for 2 mpta has also been obtained. However, construction activities continue to be on hold and the management is evaluating the timing for resuming construction activities in Lanjigarh. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016, the debottlenecked capacity has reached 1.7–2.0 million tonnes per annum (although this is contingent on the bauxite quality). When we have further visibility on bauxite sources, a further ramp-up to 4 million tonnes will be considered. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for further details.

Jharsuguda

Aluminium smelter and Captive Power Plant

The Jharsuguda aluminium smelter is located in Jharsuguda in the state of Odisha in India. Operations in the Jharsuguda facility were implemented in two phases. The first phase has a production capacity of 250,000 tpa and was completed in November 2009. The second phase was commissioned in June 2010. A total of 9 units of the associated 1,215 MW coal-based thermal captive power plant of 135 MW each have been commissioned. The captive power plant units meet the power requirements of the Jharsuguda smelter and all other power requirements of this facility. We are also setting up an 1,250,000 tpa aluminium smelter and capitalized 80 pots also during fiscal year 2016. Power to the new smelter will be provided by our 2,400 MW power plant in Jharsuguda.

Production Volumes

The following table sets out our total production from our Lanjigarh and Jharsuguda facilities for fiscal years 2014, 2015 and 2016:

		For the year ended March 31
		(tons)
Facility	Product	2014	2015	2016
Lanjigarh	Calcined Alumina	524,060	976,915	970,893

Jharsuguda	Ingots	301,008	303,756	333,249
	Billets	121,232	115,979	110,400
	Wire rods	120,013	133,603	139,184
	Hot metal	—	—	8,892

		542,253	553,338	591,725

Principal Raw Materials

The principal inputs of the aluminium operations are bauxite, alumina, power, carbon and certain other raw materials.

Bauxite

Currently, we do not have any dedicated mining source and are in the process of identifying bauxite mining sources across India. Currently, bauxite is being sourced mainly through imports (34.1%), from the domestic market in the west coast (6.3%), BALCO mines (33.6%) and the remaining from Madhya Pradesh, Chhattisgarh, Jharkhand and Andhra Pradesh.

Alumina

Alumina is the primary raw material used in the production of aluminium. We currently source alumina largely from third-party suppliers in international markets. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6% on a dry basis. In fiscal years 2014, 2015 and 2016, we purchased 0.72 million tons, 0.37 million tons and 0.47 million tons of alumina at an average price of $ 352 per mt, $ 357 per mt and $ 353 per mt, respectively, on a cost, insurance and freight basis at the port situated in the state of Andhra Pradesh.

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

The power plant at Jharsugada sources coal from sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under PPA’s and from imports. In fiscal year 2016, the total coal purchased from these other sources was 7.21 million tons.

The total volume of coal consumed annually by coal-fueled power plants is largely dependent on the amount of generation and ranges is 7.14 million tons.

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

Sales and Marketing

Our 10 largest customers of our Odisha aluminium business accounted for approximately 39.5%, 46.3% and 53.4% of Odisha aluminium business in fiscal years 2014, 2015 and 2016 respectively. One of our Odisha aluminium business customers accounted for 10.2% of Odisha aluminium business revenue in fiscal year 2016. None of the customers accounted for greater than 10.0% of our Odisha aluminium business in fiscal years 2014 and 2015.

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

Projects and Developments

We plan to invest Rs. 106,000 million ($ 1,600.0 million) to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by (i) increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking; (ii) constructing a second alumina refinery with a capacity of 3 mmtpa; and (iii) constructing an associated 210 MW captive power plant. The expansion of the alumina refinery at Lanjigarh was on hold since October 20, 2010 due to the order passed by the MoEF’s restricting us from any further expansion of this refinery.

Against this order, we filed a writ petition in the High Court of Orissa and the Court dismissed our petition. We subsequently made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. The MoEF by its letter dated February 2, 2012, issued fresh terms of reference to us for preparation of the Environment Impact Assessment report. We submitted the Environment Impact Assessment report to the Orissa Pollution Control Board and parallely submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The expert appraisal committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Therefore the ban imposed on the expansion of our alumina refinery was lifted and we are pursuing the matter with the state government. The public hearing was held on July 30, 2014 subsequent to which the expert appraisal committee, in its meeting held on January 9, 2015, has recommended the project for environmental clearance and for the further expansion of our Lanjigarh refinery. In respect of the Lanjigarh Expansion project, environmental clearance for the Lanjigarh expansion project was received on November 20, 2015 for up to 4 mtpa, and an additional environmental clearance for up to 6 mtpa will be received after the completion of land acquisition of the balance area of 666.03 HA. Further, a Consent to Establish for 6 mtpa and a Consent to Operate for 2 mpta has also been obtained. However, construction activities continue to be on hold and the management is evaluating the timing for resuming construction activities in Lanjigarh. As approvals for expansion of the Lanjigarh refinery to 4 mtpa has been received, second stream operations have commenced at the Alumina refinery from April 2016, the debottlenecked capacity has reached 1.7–2.0 million tonnes per annum (although this is contingent on the bauxite quality). When we have further visibility on bauxite sources, a further ramp-up to 4 million tonnes will be considered. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2016, we spent Rs. 55,387 million ($ 836.0 million) on the Lanjigarh expansion project.

We are also investing an estimated Rs. 145,000 million ($ 2,188.7 million) to set up a second 1,250,000 tpa aluminium smelter. Power to the new smelter will be provided by our 2,400 MW commercial power plant at Jharsuguda. As of March 31, 2016, we spent Rs. 124,760 million ($ 1,883.2 million) on this project.

Our Commercial Power Generation Business

Overview

We have been building and managing power plants since 1997. As of March 31, 2016, the total power generating capacity of our thermal power plants, wind power plants and gas based plants was 8,040.0 MW, which includes our thirteen thermal coal-based captive power plants with a total power generation capacity of 5,840.5 MW. The following table sets forth information relating to our existing power plants as of March 31, 2016:

Fiscal Year Commissioned	Capacity	Location	Fuel Used
	(MW)
1988(1)	270.0	Korba	Thermal Coal
1997	24.0	Tuticorin	Liquid fuel
1999	75.0	Mettur Dam	Thermal Coal
2003	7.4	Debari	Liquid fuel
2003	6.0	Zawar	Liquid fuel
2003	14.8	Chanderiya (2)	Liquid fuel
2003	4.8	Cambay	Gas based
1999 and 2003	10.0	Ravva	Gas based
2005	7.5	Tuticorin	Liquid fuel
2005	15.0	Pantnagar	Liquid fuel
2005	154.0	Chanderiya	Thermal coal
2006	540.0	Korba	Thermal coal
2007	75.0	Lanjigarh	Thermal coal
2007	107.2	Gujarat and Karnataka	Wind (3)
2007	30.0	Amona	Gas based
2008	80.0	Chanderiya	Thermal coal
2009	80.0	Zawar	Thermal coal
2009	16.0	Gujarat and Karnataka	Wind (3)
2009	675.0	Jharsuguda	Thermal coal
2009	25.0	Mettur Dam	Thermal coal

Fiscal Year Commissioned	Capacity	Location	Fuel Used
	(MW)
2010	540.0	Jharsuguda	Thermal coal
2010	3.3	Rajasthan Raageshwari Gas terminal	Gas based
2010	14.4	Gujrat Viramgam Terminal	Gas based
2010	32.5	Pipeline Above Ground Installations	Gas based
2011	1200.0	Jharsuguda	Thermal coal
2011	48.0	Rajasthan and Karnataka	Wind
2011	174.3	Dariba	Thermal coal
2012	103.0	Karnataka, Maharashtra, Rajasthan and Tamil Nadu	Wind (3)
2012	600.0	Jharsuguda	Thermal coal
2012	30.0	Amona	Gas based
2013	600.0	Jharsuguda	Thermal coal
2013	80.0	Tuticorin	Thermal coal
2013	6.5	Mettur Dam	Thermal coal
2014	80.0	Tuticorin	Thermal coal
2010 and 2014	60.0	Rajasthan Mangala Processing terminal	Thermal coal
2015	31.3	Gujrat Bhogat terminal	Thermal coal
2015	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	660.0	Mansa- Talwandi Sabo Road, Mansa, Punjab	Thermal coal
2016	900.0	Korba	Thermal coal

	8,040.0

Notes:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001 which is not being used for captive purposes at present due to the closure of operations at the 100,000 tpa aluminium smelter.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Our wind power plants are not for captive use.

We have the following power plants under construction/trial run:

•	BALCO’s IPP 600 MW thermal coal based power plant in the state of Chhattisgarh had received final stage regulatory approval in fiscal year 2015. One unit of 300 MW was commissioned during fiscal year 2016. The second unit has been commissioned and commenced commercial production on May 1, 2016.

•	Talwandi Sabo’s 1980 MW thermal coal based power plant, comprising three units of 660 MW each, in the state of Punjab. The first 660 MW unit of the Talwandi Sabo power plant was capitalized in fiscal year 2015 and the second 660 MW unit was capitalized on December 1, 2015 after successful completion of trial runs. The third unit will be commissioned in the second quarter of fiscal year 2017.

Power sales

The following table sets out total power sales in MU for the last three fiscal years:

	For the Fiscal Year Ended March 31,
Facility	2014	2015	2016

BALCO 270 MW	390	89	169
BALCO 300 MW	—	10	1,025

Jharsuguda 2400 MW coal based thermal power plant	7,625	7,206	7,319

HZL - Wind Power Plant	448	444	415
MALCO – 106.5 MW coal based thermal power plant	911	897	402
TSPL	—	1,213	2,792

Total	9,374	9,859	12,122

Power sale includes production under trial run in fiscal years 2014, 2015 and 2016 of nil units, 274 million units and nil units respectively. Jharsuguda Power sale excludes power transfer of 145 MU to its smelting facilities in fiscal year 2016.

Commercial power plants

We have a 2,400 MW coal based thermal power plant facility (comprising of four units of 600 MW each) in Jharsuguda in the state of Odisha. The power plant was earlier operated through Sterlite Energy and is now a part of Vedanta pursuant to the Re-organization Transactions. The plant has been built with an estimated investment of approximately Rs. 82,000 million ($ 1,237.7 million). The first unit of commercial operation commenced in November 2010. The second unit was operational on March 30, 2011 and the third unit was operational in August 19, 2011. The fourth unit was operational on April 26, 2012.

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

Power plants in Odisha source coal from sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under power purchase agreements (‘PPA’s) and from imports. In fiscal year 2016, the total coal purchased from these other sources was 5.6 million tons.

The total volume of coal consumed annually by Odisha’s coal-fueled power plants is largely dependent on the amount of generation and ranges between 5.5 million to 6.4 million tons.

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

Additionally, we have been allotted a coal linkage of 2.6 mmtpa for the Jharsuguda project to meet the coal requirements of one of the units of 600 MW of the 2,400 MW power facility, for which Mahanadi Coalfields Limited has signed fuel supply agreement for supplying 80% of the letter of assurance quantity. For the remaining 3 X 600 MW units, we are buying coal primarily through the auction route.

The facility is also designed to include a water reservoir, railway marshalling yard, coal stockpile, ash pond and other required facilities. The power generated from the 2,400 MW power plant is sold to entities including state electricity boards, state-owned utility companies, power trading companies, private entities and would be utilized for our 1,250,000 tpa smelter at Jharsuguda on commissioning of the smelter.

In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Orissa Limited, a nominee of the state Government of Orissa (“GRIDCO”), which was amended in August 2009 and further amended on December 2012, in which GRIDCO was granted the right to purchase up to 25.0% of the installed capacity of the power plant after adjustments for auxiliary consumption by us, for approximately up to 561 MW from this project. Further, GRIDCO shall at all times have the right on behalf of the state government of Odisha to receive from the Jharsuguda power project, 7.0% of the power generated (after adjustments for auxiliary consumption by the power plant), up to approximately 157 MW of power at variable cost, if the coal block is allocated within the state or 5.0% of the power generated (after adjustments for auxiliary consumption by the power plant), up to approximately 112 MW of power at variable cost, if the coal block is allocated outside the state as determined by the Orissa Electricity Regulatory Commission (“OERC”). GRIDCO will have the right to purchase power from us once every five years, for a period of 25 years from the date of commercial operation of the last unit. This right is an option to purchase rather than a binding commitment of GRIDCO.

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

On June 12, 2013, the Orissa Electricity Regulatory Commission ordered the working methodology on tariff determination for procurement of power by GRIDCO for the period from November 2010 to March 2014. We filed a review petition with the commission against this tariff order, which was disposed subsequently on September 25, 2013. Aggrieved by this decision, we filed an appeal with the appellate tribunal for electricity on October 28, 2013. The appellate tribunal in its interim order on March 28, 2014 recognized the fact of transmission line constraints and directed the state load dispatch center to recompute the plant availability factor and also advised to schedule the power procurement of GRIDCO in the future considering transmission line constraints. After a series of hearings and submissions of technical arguments by the parties to the appeal, the appellate tribunal on November 29, 2014 passed the order upholding its initial judgment and directed GRIDCO to comply with its interim order dated March 28, 2014 on transmission line constraints. Subsequently, GRIDCO filed a stay appeal in the Supreme Court against the order of the appellate tribunal which was dismissed by the Supreme Court on March 16, 2015. In a subsequent hearing, APTEL directed GRIDCO to pay Rs 640 million to Vedanta Limited, such payment was received in two instalments in October and November 2015. The hearing on the matter related to October 28, 2013 concluded on March 31, 2016 and orders were issued by APTEL on May 10, 2016 where the tribunal dismissed the Company’s appeal and has only partially granted some of the reliefs. The Company filed a review petition on May 30, 2016 seeking review of said judgment which was not allowed. The Company is pursuing challenging the judgement.

We had petitioned to OERC to convert the 600 MW X 4 IPP into a captive generating plant (“CGP”) to cater to the power needs of the 1.25 MTPA Smelter at Jharsuguda. After extensive deliberation and inconsideration of the facts, the OERC issued an order of conversion of Unit I, III and IV into CGP with effect from April 1, 2015, while retaining the IPP status of Unit II to fulfill the obligation under PPA with GRIDCO.

Ten largest customers of our Odisha power business accounted for approximately 95%, 94% and 100% of Odisha power business in fiscal years 2014, 2015 and 2016 respectively. Three of the customers accounted for 78%, 81%, and 68% of our Odisha power business in fiscal years 2014, 2015 and 2016.

Talwandi Sabo

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW coal-based thermal commercial power plant at Talwandi Sabo in the state of Punjab in India. The project was bid as Case-2 tariff based competitive bidding, implying that the developer had to quote for Capacity charges and efficiency (SHR). Fuel cost subject to quoted efficiency was to be a pass-through. All necessary approvals for the project have been obtained and commissioning of this project will be carried out in stages. Estimated cost of the project is Rs. 115,460 million ($1,742.8 million). The boiler light up and synchronization of the first unit was achieved in the third quarter of fiscal year 2014. Coal logistics were established in the fourth quarter of fiscal year 2014.

The first 660 MW unit of the Talwandi Sabo power plant (TSPL) was capitalized in fiscal year 2015 and the second 660 MW unit was capitalized on December 1, 2015 after the successful completion of trial runs. The third unit will be commissioned in the second quarter of fiscal year 2017.

In May 2008, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation, or SEPCO, for Sterlite Energy’s Talwandi Sabo thermal power project for Rs. 66,560 million ($ 1,004.7 million). A novation agreement in favor of TSPL was executed in November 2009. The contract was revised upwards by $ 74 million on November 15, 2012 to reflect the set-up and commissioning of three units of power at the Talwandi Sabo thermal power plant.

SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment in accordance with technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple installments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 611.82 MW. On February 3, 2016, TSPL terminated the SEPCO EPC contract, due to delays in setting up the project, and for certain defects and deviations not being resolved in a timely manner. However, on April 16, 2016 the parties reached an agreement for the settlement of the EPC contract issues. The revised value of the contract stands at USD 1,041.8 million for offshore supply and service, and Rs. 21,371 million for onshore supply and service.

As of March 31, 2016, Rs. 108,018 million ($ 1,630.5 million) was spent on this project. This project is financed by internal sources and through debt financing.

On commencement of all the units, TSPL will require around 10 million tpa of coal. TSPL has been allotted the linkages from Mahanadi Coal Fields Limited, Odisha for 7.72 million tpa. According to the fuel supply agreement with Mahanadi Coal Fields, 80% of the letter of assurance quantity is 6.17 million tpa. Out of this, 5.01 million tpa is to be supplied through domestic sources and the remaining 1.16 million tpa, through imported sources. The balance coal shall be procured through other sources. The linkage coal quantity will be transported from a distance of approximately 1600 km by rail.

TSPL sources coal from sources such as the GoI’s coal mining companies, long-term coal supply agreements with various state governments under PPA’s and from imports. In fiscal year 2016, the total coal purchased from these sources was 2.29 million metric tons.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 2.04 million to 2.84 million metric tons for PLF ranging from 40% to 55%.

In TSPL, there is only one customer which accounted for entire 100% of TSPL power business in fiscal years 2015 and 2016.

BALCO

BALCO’s power business includes a 270 MW power plant at BALCO’s Korba facility, which was previously for captive use before the shutdown of the 100,000 tpa aluminium smelter at Korba on June 5, 2009. BALCO is also in the process of constructing an IPP 600 MW coal-based thermal power facility in the state of Chhattisgarh which had received approval to operate on January 14, 2015 from the regulatory authorities. One unit of 300 MW was commissioned during fiscal year 2016, and the second unit was commissioned and commenced commercial production on May 1, 2016.

HZL—Wind Power Plants

As of March 31, 2016, wind power plants with a combined power generation capacity of 274 MW have been commissioned in the States of Gujarat, Karnataka, Tamil Nadu, Maharashtra and Rajasthan in India at a total cost of Rs. 14,520 million ($ 219.2 million). The electricity from these wind power plants is sold to State Electricity Boards.

During their meeting on January 21, 2016, the HZL’s Board of Directors approved the sale of the Company’s wind power assets subject to the final approval of the price by the board. HZL is in the process of identifying a buyer.

MALCO Energy Limited – Mettur Power Plant

Mettur power plant is a 106.5 MW coal based thermal power plant operated by MALCO Energy Limited in the state of Tamil Nadu.

The plant has been set up in stages, with the first 75 MW set up in the year 1999 to cater to the requirements of the aluminium smelter operated by MALCO. The aluminium operations were closed since November 2008. An additional 25 MW unit was added in the year 2009. Further, a 6.50 MW steam turbine generator was added in the year 2013 taking capacity to 106.5 MW.

MALCO entered in to an energy purchase agreement with Tamil Nadu Electricity Board in January 2009 for supply of power until April 2009 and entered with Power Trading Corporation Limited for supply of power to Tamil Nadu Electricity Board from April 2009 until May 2011, which was subsequently re-entered with Tamil Nadu Electricity Board from June 2011 until May 31, 2016. MALCO has entered into an agreement with NTPC Vidyut Vyapar Nigam Limited for supply of power (66.3 MW) to Telangana State Southern Power Distribution Company Limited (TSSPDCL) from June 2016 to May 2017. The tariff for power supply is as provided in the energy purchase agreement.

MALCO sources entire coal through imports (Indonesia, Russia, South Africa etc). In fiscal year 2016, the total coal purchased from these sources was 0.32 million tons.

The total volume of coal consumed annually by our coal-fueled power plants is largely dependent on the amount of generation and ranges between 0.5 million to 0.55 million tons.

MALCO’s 10 largest customers accounted for approximately 96.2%, 91.6% and 78.5% of revenue for MALCO’s power business in fiscal years 2014, 2015 and 2016, respectively. One of MALCO’s customer accounted for 82.7%, 88.4%, and 71.1% of MALCO’s revenue in fiscal years 2014, 2015 and 2016.

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

Port Business

We have a 99.997% interest in Vizag General Cargo Berth Private Limited, which won the bid to mechanize the coal handling facilities and upgrade the general cargo berth for handling coal at the outer harbor of Vishakhapatnam port, on the east coast of India. The capacity of upgraded berth shall be 10.2 mmtpa, with flexibility to be upgraded to 12.5 mmtpa.

Vizag General Cargo Berth Private Limited has entered into an agreement on October 8, 2010 with the port authority, Vishakhapatnam Port Trust, to mechanize the coal handling facilities and upgrade the general cargo berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession.The company started its commercial operations effective as of March 15, 2013. Vishakhapatnam Port Trust will receive a royalty of 38.1% of the revenue earned from the cargo handling activities as set out in the concession agreement. The estimated project cost was Rs. 6,640.0 million ($ 100.2 million), of which Rs. 6,304 million ($ 95.2 million) was spent.

Sterlite Ports Limited, a 100% subsidiary of Vedanta Limited has received the ‘letter of award’ for redevelopment of berths 8, 9, barge berths and mechanical ore handling plant at the Port of Mormugao on a Develop, Build, Finance, Operate and Transfer (“DBFOT”) basis for 19 mmtpa capacity multi-cargo port terminal in Mormugao Port, Goa. The redevelpoment of the berth will result in the handling of all types of cargo including iron ore, coal, lime stone, bauxite and general cargo with an expected capacity of 19.2 million tons per annum. The company is in the process of forming a special purpose vehicle which will enter into an agreement with the Mormugao Port Trust, to operate the berth on a build-operate-transfer basis for 30 years commencing from the date the concession was awarded.

Exploration and Development Activities

We are engaged in ongoing exploration and development activities to locate additional ore bodies in India, Australia, South Africa, Namibia and Ireland. We spent approximately Rs. 5,971 million ($ 90.1 million) in fiscal year 2016 on exploration.

The focus of our exploration has been sediment hosted zinc deposits in India and oil and gas exploration in India and South Africa.

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

Under the shareholders’ agreement, the GoI granted us two call options to acquire all the shares in HZL held by the GoI at the time of exercise. We exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of Rs. 3,239.0 million ($ 48.9 million) on November 12, 2003, increasing our interest in HZL to 64.9%.

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

The second call option provides us a right to acquire the GoI’s remaining 29.5% shareholding in HZL, subject to the right of the GoI to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that we may purchase under the second call option will be reduced accordingly. This call option became exercisable on April 11, 2007 and remains exercisable for as long as the GoI has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the GoI, we shall be under an obligation to complete the purchase of the shares, if any, then held by the GoI, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the NSE on July 15, 2016 of Rs. 196.2 ($ 3.0) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be Rs. 244,848 million ($3,695.8 million).

By a letter dated July 21, 2009, we exercised the second call option. The GoI disputes the validity of the call option and has refused to act upon it. Consequently, we invoked arbitration and filed a statement of claim. The arbitral proceedings are under progress and will be next heard on August 20, 2016.

On January 9, 2012, we offered to acquire the GoI’s interests in HZL for Rs. 154,920 million ($ 2,338.4 million). We have, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the GoI on the same terms as the offer. This offer was separate from the contested exercise of the call options, and we proposed to withdraw the ongoing litigation in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the GoI and therefore there is no certainty that the acquisition will proceed.
Call Options over shares in BALCO

On March 2, 2001, we acquired a 51.0% interest in BALCO from the GoI for a cash consideration of Rs. 5,533.0 million ($ 83.5 million). On August 28, 2012, we entered into a shareholders’ agreement with the GoI and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the GoI and are also entitled to appoint the managing director. There are various other matters reserved for approval by both the GoI and us under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

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

The GoI also granted us an option to acquire the remaining shares in BALCO held by the GoI at the time of exercise. The exercise price is the higher of:

•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (Rs. 49.0 per share) ($ 0.7 per share) together with interest at a rate of 14.0% per annum compounded half yearly from March 2, 2001 to the exercise date, less all dividends received by the GoI since March 2, 2001 to the exercise date.

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

Subsequently, the dispute was referred to arbitration and the arbitration tribunal rendered award rejecting our claim. We filed an application to the High Court of Delhi to set aside this award and the next date of hearing is on November 4, 2016.

Employees

As of March 31, 2016, we had 17,221 employees. The number of employees as of March 31, 2014, 2015 and 2016 is as follows:

Company		Location	Primary Company Function	Total Employees for the year ending March 31,
				2014	2015	2016
Zinc
	— HZL	India	Zinc and lead production	5,564	5,214	4,652
Zinc International
	— Black Mountain	South Africa	Zinc and lead Mining	726	792	791
	— Skorpion	Namibia	Zinc and lead Mining & refining	755	842	782
	— Lisheen	Ireland	Zinc and lead Mining	374	335	33
Oil and gas	— Cairn India	India	Oil and Gas	1,643	1,585	1,478
Iron Ore	— Western Cluster (Liberia)	Liberia	Iron Ore	12	10	—
	— Sesa Sterlite	India	Iron Ore	3,515	3,397	2,903
Copper
	— Sesa Sterlite	India	Copper smelting and refining	1,050	1,021	1,011
	— CMT	Australia	Copper mining	112	33	24
	— Fujairah Gold FZC	UAE	Precious metal refinery	81	92	49
Aluminium
	— BALCO	India	Aluminium production	3,554	3,002	2,468
	— Sesa Sterlite	India	Aluminium production	2,708	2,675	2,480
Power
	— Sesa Sterlite	India	Commercial power generation	107	100	109
	— TSPL	India	Commercial power generation	139	221	240
	— MALCO Energy Limited	India	Commercial power generation	81	80	75
Others				135	146	126

Total				20,556	19,545	17,221

The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminium Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Our operations are subject to risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition”

In addition to delivering high-quality assets and low-cost operations, our Sustainable Development Model is integral to Vedanta’s core business strategy and helps us conduct our business in line with our values of entrepreneurship, growth, excellence, trust and sustainability.

Our Sustainable Development Model was made up of three pillars: responsible stewardship, building strong relationship and adding and sharing values. During fiscal year 2015, we added a fourth dimension: strategic communications reflecting our dedication to transparency and to engaging in meaningful dialogue with all stakeholders. We have created a Sustainable Development Framework to help each of our businesses put the Sustainable Development Model into practice. It points to global best practice standards as well as our own policies and guidance notes for the most critical issues. We are committed to ensuring that the Framework is followed and managed in all our operations and new projects as part of our sustainability journey.

During fiscal year 2016, we have continued to strengthen our Sustainable Development Framework with the release of performance standards on safety and environment. We are using the Vedanta Sustainability Assurance Programme (“VSAP”) to ensure Framework compliance, including a programme of audits.

In a geographically diverse business like ours, where attitudes to health and safety can vary, fostering a culture of zero harm is no easy challenge however we are committed toward this challenge and working to eliminate fatal accidents. During fiscal year 2016, we had nine fatal incidents and each is being investigated and reported to Vedanta Limited board which is led by sustainability committee of Vedanta. During fiscal year 2016, we released six key safety standards for Group-wide implementation and this year an audit programme is being institutionalized to see the implementation of those safety standard. We began to see tangible outcomes of our safety standards implementation, with far fewer incidents and lost time injuries. The corporate team along with the business units are implementing various capacity building and behavioral based programmes to introduced campaigns that aim to entrench a culture of safety and risk awareness. During fiscal year 2016, over 684,000 hours of safety training were delivered to employees and contractors.

We manage our environmental footprint to the most rigorous global standards and have developed specific objectives and targets, particularly with regard to water and energy management. Our goal is to obtain ISO 14001 certification at all sites by end of fiscal year 2017 and as of now 43 out of 47 operations are certified. Systems to reduce water and energy consumption, minimise land disturbance, and waste production, contain pollution and conduct successful mine closures are in place. We are implementing biodiversity action plans at all of our sites and are also researching into new and innovative ways to recycle waste from our operations including fly ash, red mud, phosphor, gypsum etc.

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

Regulatory Matters

Mining Laws

The Mines and Minerals (Development and Regulation) Amendment Act, 2015 (“MMDR Amendment Act”) was promulgated on March 27, 2015 to amend The Mines and Minerals (Development and Regulation) Act, 1957 (“MMDR Act”), the Mineral Concession Rules, 1960, as amended (“MC Rules”), and the Mineral Conservation and Development Rules, 1988, as amended (“MCD Rules”), and it governs mining rights and the operations of mines in India. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The GoI announced the National Mineral Policy in 1993. The MMDR Amendment Act has brought about significant changes in the legal regime for the mining sector including defining bauxite, iron ore, limestone and manganese ore as notified minerals, creation of a new category of mining license i.e. the prospecting license-cum-mining lease, grant of mining lease for a period of 50 years for all minerals other than coal, lignite and atomic minerals, establishment of District Mineral Foundation (“DMF”), auction of notified and other minerals by competitive bidding, including e-auction etc. The MMDR Act was further amended by the Mines and Minerals (Development and Regulation) Amendment Act, 2016 which permits the transfer of captive mine leases (granted before January 12, 2015) without having to go through an auction processed and also allows the dumping of waste outside of the mining area by including dumping sites within the definition of lease area. The amendment received presidential assent on May 6, 2016.

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

Protection of the Environment

The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The National Mining Policy emphasizes that no mining lease would be granted to any party without a proper mining plan, including an environmental plan approved and enforced by statutory authorities and which provides for controlling environmental damage, restoration of mined areas and for planting trees according to prescribed norms. The MMDR Amendment Act now also provides for the creation of a DMF and a National Mineral Exploration Trust (“NMET”). The DMF is to be established by the state government for the benefit of persons in districts affected by mining related operations. The NMET was established by the central government for regional and detailed mine exploration through Notification No. G.S.R 633(E) dated August 14, 2015. Licensees and lease holders shall pay the DMF an amount not more than one-third of the royalty prescribed by the central government, and the NMET two percent of royalty.

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

Oil and Gas Laws

Regulation of Exploration and Production

The Ministry of Petroleum & Natural Gas (MoPNG) is the principal regulator of oil and natural gas exploration and production in India. The MoPNG established the Directorate General of Hydrocarbons in 1993 to promote the sound management of Indian petroleum and natural gas resources with due regard to the environmental, safety, technological and economic aspects of petroleum activities. The Directorate General of Hydrocarbons is responsible for, inter alia, ensuring correct reservoir management practices, reviewing and monitoring exploratory programs, the development plans of oil companies, and monitoring the production and the optimal utilization of gas fields.

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

Hydrocarbon Exploration & Licensing Policy

The Ministry of Petroleum & Natural Gas through its notification O-32011/4/2013-ONG-I dated March 30, 2016 introduced a new exploration and licensing policy named Hydrocarbon Exploration and Licensing Policy (“HELP”). This is a fundamental change in the Indian oil and gas sector, which introduces a new contractual and fiscal model for the award of hydrocarbon acreages. Four main facets of HELP are: single license, open acreages, revenue sharing model and marketing and pricing freedom.

Marketing including pricing freedom for the gas to be produced from Discoveries in Deepwater, Ultra Deepwater and High Pressure-High Temperature areas

The Ministry of Petroleum and Natural Gas through its notification No. O-22013/27/2012-ONG-D-V(Vol-II) dated March 21, 2016 introduced the policy for marketing including pricing freedom for the gas to be produced from discoveries in deepwater, ultra-deepwater and high pressure temperature areas. This policy is applicable to all discoveries in deep water/ultra-deep water/high temperature-high pressure areas which are yet to commence commercial production as of January 1, 2016 and to all future discoveries in such areas. As per the policy the producers will be allowed marketing freedom including pricing freedom subject to a ceiling price on the basis of landed price of alternative fuels.

Regulations pertaining to our oil and gas blocks located in Sri Lanka and South Africa

Petroleum Resources Act - Sri Lanka

The Petroleum Resources Act provides for the grant of a license for exploration, development and production of petroleum in Sri Lanka. Under the said Act, the Government of Sri Lanka has executed a Petroleum Resources Agreement and a license has been granted to Cairn Lanka (Pvt) Limited to explore and exploit petroleum. Cairn Lanka (Pvt) Limited has exited from the Petroleum Resources Agreement and has relinquished the exploration license on October 15, 2015.

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

Power Sector

Licensing Requirements

Under the Electricity Act, 2003 (“Electricity Act”), the transmission, distribution of, and trading in electricity require licenses from the appropriate Central or State Electricity Regulatory Commissions (respectively, “CERCs” and “SERCs”, and collectively, “ERCs”), unless exempted, however generation of electricity does not require a license.

Three of our 600 MW units in Jharsuguda, Odisha have been converted into ‘captive generating plant’ from ‘independent power plant’ with effect from April 1, 2015 by virtue of order of Orissa Electricity Regulatory Commission (OERC) passed on January 27, 2016.

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

C. Organizational Structure

The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of March 31, 2016:

(1)	Volcan is beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the registered holder of Volcan’s shares, and consequently controls all voting and investment decisions of the Trust. Shares of Vedanta beneficially owned by Volcan may be deemed to be beneficially owned by the Trust. The beneficiaries of the Trust are members of the Agarwal family, including the Executive Chairman of Vedanta and our Chairman Emeritus Mr. Anil Agarwal (a beneficiary with effect from October 16, 2014) and certain of his family members. Mr. Anil Agarwal, as protector of the Trust, may in turn be deemed to have deemed beneficial ownership of Vedanta shares that are deemed beneficially owned by the Trust.
(2)	We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL on July 21, 2009 although the exercise is currently subject to dispute. See “B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.
(3)	We have exercised our option to acquire the remaining 49.0% of BALCO owned by the GoI on March 19, 2004. The exercise of this option has been contested by the GoI. The GoI has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

The principal members of our consolidated group of companies are as follows:

1.	Vedanta Limited. The company was originally incorporated in Goa on February 5, 1954 under the Portuguese Commercial Code as a private limited company and on June 25, 1965 under the name “Sesa Goa Private limited” under the Companies Act 1956. It became a public limited company on April 16, 1981 pursuant to fresh certificate of incorporation issued by the Registrar of Companies, Goa, Daman and Diu. Thereafter the name of the company was changed from “Sesa Goa Limited” to “Sesa Sterlite Limited” pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on September 18, 2013 pursuant to the Re-organization Transactions and the name of the Company changed from “Sesa Sterlite Limited” to Vedanta Limited pursuant to a fresh certificate of incorporation issued by the Registrar of Companies on April 21, 2015. Our ADSs are listed on the NYSE. Vedanta, through its subsidiaries, owned 62.8 % of our issued share capital as on March 31, 2016, and controls our management. The remainder of our share capital is held by Bhadram Janhit Shalika (previously known as the SIL Employees Welfare Trust), Franklin Templeton Investment Funds, Life Insurance Corporation of India and other institutional and public shareholders (37.2%).

2.	BALCO. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The GoI owns the remaining 49.0%. We exercised an option to acquire the GoI’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the GoI. Further, the GoI retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminium business.

3.	HZL. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. SOVL was merged into SIIL with effect from April 1, 2011 pursuant to a merger approved by the Hon’ ble Madras High Court. The remainder of HZL’s share capital is owned by the GoI (29.5%) and institutional and public shareholders and employees of HZL (5.6%). We have management control of HZL, which owns and operates our zinc business, and a call option to acquire the GoI’s remaining ownership interest at a fair market value to be determined by an independent appraiser. We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “- B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information.

4.	Cairn India: Our oil and gas business is owned and operated by Cairn India and its subsidiaries. On January 9, 2007, Cairn India was listed on the NSE and BSE. Vedanta acquired 58.5% of the fully diluted share capital of Cairn India from Cairn Energy Plc on December 8, 2011, and Vedanta’s shareholding in Cairn India was transferred to us pursuant to the Re-organization Transactions. As of March 31, 2016, our total ownership interest in Cairn India was 59.9%. Cairn India’s head office is located in Gurgaon, Haryana. We have offices in India including in Andhra Pradesh, Gujarat, Rajasthan, Tamil Nadu, Colombo and London. We are primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products.

5.	Sterlite Infra Limited. Sterlite Infra Limited was incorporated on June 25, 1999, state of Maharashtra, India, and its registered office is located in Tuticorin, State of Tamil Nadu. Sterlite Infra Limited is our wholly owned subsidiary. During fiscal year 2011, Sterlite Infra Limited acquired the zinc business of Anglo American Plc which included the acquisition of 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia, a 74.0% stake in BMM, which owns the Black Mountain mine and the Gamsberg Project, in South Africa and a 100.0% stake in Lisheen which owns the Lisheen mine in Ireland (which ceased operations in December 2015). Sterlite Infra Limited merged with Vedanta Limited after getting approval from the High Court of Madras on March 25, 2015. The appointed date of the merger was April 1, 2014.

6.	Skorpion. Skorpion, previously Anglo Base Namibia Holdings (Proprietary) Limited, previously Ambase Exploration (Namibia) Proprietary Limited was incorporated on June 16, 1998. The company has its headquarters at the Skorpion Zinc mine site, which is situated 25 km north of Rosh Pinah Namibia. The company’s registered office is situated at 24 Orban Street, Klein Windhoek, Namibia. The company holds the entire share capital in the following companies: Skorpion Zinc (Proprietary) Limited, Namzinc Proprietary Limited and Skorpion Zinc (Proprietary) Limited is an investment holding company, holding the entire share capital in Namzinc and Skorpion. Namzinc operates a zinc refinery, who procures oxide zinc ore from Skorpion, who in turn extracts the ore from an open pit zinc deposit.

7.	BMM. BMM is an underground mining operation located at Aggeneys in the Northern Cape. It produces zinc, lead and copper concentrates which are predominantly exported to international customers through the Saldanha harbor. The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 28,000 tons of zinc, 38,000 tons of lead, 6,800 tons of copper and 46 tons of silver in concentrate, annually. Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals & Industrial Mineral Holdings (Pty) Ltd) holds the remaining 26.0% interest in BMM. The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.8 mmtpa plant feed and the share hoisting capacity is approximately 1.5mtpm. All production stopes are backfilled and waste filled, integrated into the mining sequence.

8.	Vedanta Lisheen Holdings Limited: Lisheen is located in County Tipperary in Ireland, 160 km SW of Dublin, Republic of Ireland. When operational, Lisheen was a world-class zinc operation, consisting of an underground mine, concentrator and backfill plant, producing approximately 131,000 tons of zinc in concentrate annually. In addition, Lisheen also produced approximately 19,000 tons of lead concentrate annually during the operation of the mine. The Lisheen zinc deposit was located in the Rathdowney Trend, which comprised of sedimentary rocks, mainly limestone, which were formed approximately 320 million years ago. The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100% ownership. Lisheen mine extracted lead and zinc ore from underground, processed this into zinc and lead concentrates and sold these concentrates to smelters and customers in Europe, Asia, North Africa and the US. The deposit was initially discovered in 1990 and construction commenced in 1997 and in late 1999 production commenced from the two main ore bodies. The production from third ore body commenced in 2006. The average depth of the ore body was approximately 190 meters below surface The mine ceased operations in December 2015 and is currently implementing a closure plan approved by the statutory authorities.

9.	MALCO Energy Limited: MALCO was incorporated in Mettur, Tamil Nadu. MALCO’s equity shares were listed and traded on the NSE and BSE, and were subsequently delisted on June 19, 2009. Vedanta, through Twin Star and Welter Trading held 94.8% of MALCO’s share capital and controls the management. The remaining 5.4% ownership interest in MALCO was held by public shareholders. Pursuant to the Re-organization Transactions, MALCO merged with and into us through the issue of our shares to the shareholders of MALCO on a 7 for 10 basis. MALCO’s power business was sold to Vedanta Aluminium for a cash consideration of Rs. 1,500 million ($ 25 million), which is now renamed as MALCO Energy Limited.

10.	Talwandi Sabo Power Limited: TSPL was incorporated as a special purpose vehicle by Punjab State Power Corporation Limited for development of 1980 MW on build-own-operate basis. TSPL has a 1980 MW coal based thermal power plant facility (comprising of three units of 660 MW each) in Mansa in the state of Punjab. The first 660 MW unit of the Talwandi Sabo power plant was capitalized in fiscal year 2015 and the second 660 MW unit was capitalized on December 1, 2015 after the successful completion of trial runs. The third unit will be commissioned in the second quarter of fiscal year 2017. We have budgeted approximately Rs. 115,460 million ($ 1,742.8 million) cost of the project.

The key entities that control us are as follows:

1.	Volcan. Volcan holds 62.47 % of the share capital and 69.70% of the voting rights of Vedanta. Volcan is 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, is the protector of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the UK Financial Conduct Authority. See “- Vedanta.” Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

(i)	1,280,084,749 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

(ii)	401,496,480 equity shares held by Finsider;

(iii)	44,343,139 equity shares held by Westglobe; and

(iv)	38,241,056 equity shares held by Welter Trading.

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

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore and commercial power and have a presence across Australia, India, Ireland, Liberia, Namibia, South Africa and United Arab Emirates. We have experienced significant growth in recent years through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011 and by successfully growing our acquired businesses. We have further strengthened our presence across commodities through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

Our revenue increased from Rs. 725,243 million in fiscal year 2014 to Rs. 733,579 million in fiscal year 2015 representing an increase of 1.1% and decreased to Rs. 639,493 million ($ 9,652.7 million) in fiscal year 2016 representing a decrease of 12.8%. Operating profit decreased from Rs. 127,528 million in fiscal year 2014 to operating loss of Rs. 299,215 million in fiscal year 2015 representing a decrease of 334.6%. Operating loss for fiscal year 2016 was Rs. 268,822 million ($ 4,057.7 million) representing a decrease of 10.2% operating loss as compared to fiscal year 2015.

The following tables are derived from our selected consolidated financial data and set forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit for each of our business segments as a percentage of our segment profit on a consolidated basis.

	For the Year Ended March 31,
	2014	2015	2016
	(in percentages)
Revenue:

Zinc – India	18.2	19.7	21.6
Zinc – International	5.5	4.9	4.0
Oil & Gas	25.8	20.0	13.5
Iron Ore	2.3	2.6	3.5
Copper	28.4	30.7	32.7
Aluminium	14.9	17.3	17.3
Power	4.8	4.6	7.1
Other	0.1	0.2	0.3

Total	100.0	100.0	100.0

Operating Profit / (loss):

Zinc – India	48.4	20.8	22.1
Zinc – International	1.9	1.4	0.3
Oil & Gas	42.3	(132.1)	(127.5)
Iron Ore	(4.3)	(1.1)	(5.9)
Copper	7.0	4.8	7.3
Aluminium	3.9	4.6	0.5
Power	1.2	1.5	3.1
Other	(0.4)	0.1	0.1

Total	100.0	100.0	100.0

	For the Year Ended March 31,
	2014	2015	2016
	(in percentages)
Segment Profit /(loss)(1):

Zinc – India	27.2	32.3	43.5
Zinc – International	5.1	5.1	3.0
Oil & Gas	55.1	40.6	22.2
Iron Ore	(1.1)	(0.4)	2.8
Copper	4.5	8.0	14.4
Aluminium	6.4	10.3	5.5
Power	2.9	3.9	8.2
Other	(0.1)	0.2	0.4

Total	100.0	100.0	100.0

Note:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating profit to segment profit for the periods presented:

	For the Year Ended March 31,
	2014	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Zinc India:

Operating profit	61,696	62,267	59,412	896.8
Plus: Depreciation and amortization	6,946	8,338	7,558	114.1

Segment profit	68,642	70,605	66,970	1,010.9

Zinc International:

Operating profit	2,484	4,268	831	12.5
Plus: Depreciation and amortization(1)	10,345	6,791	3,730	56.3

Segment profit	12,829	11,059	4,561	68.8

Oil & Gas:

Operating profit/(loss)	53,942	(395,146)	(342,813)	(5,174.5)
Plus: Depreciation, depletion and amortization(2)	85,511	483,817	377,086	5,691.8

Segment profit/(loss)	139,453	88,671	34,273	517.3

Iron Ore:

Operating profit/(loss)	(5,476)	(3,422)	(15,793)	(238.4)
Plus: Depreciation and amortization(3)	2,776	2,531	20,160	304.3

Segment profit/(loss)	(2,700)	(891)	4,367	65.9

Copper:

Operating profit	8,876	14,344	19,660	296.8
Plus: Depreciation and amortization(4)	2,553	3,041	2,545	38.4

Segment profit	11,429	17,385	22,205	335.2

	For the Year Ended March 31,
	2014	2015	2016	2016
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

Aluminium:

Operating profit/(loss)	4,979	13,752	1,416	21.4
Plus: Depreciation and amortization(5)	11,152	8,777	7,051	106.4

Segment profit	16,131	22,529	8,467	127.8

Power:

Operating profit	1,494	4,484	8,221	124.1
Plus: Depreciation and amortization	5,935	3,940	4,438	67.0

Segment profit	7,429	8,424	12,659	191.1

Others:

Operating profit/(loss)	(467)	238	244	3.7
Plus: Depreciation and amortization	210	294	324	4.9

Segment profit/(loss)	(257)	532	568	8.6

(1)	Includes impairment charge of Rs. 2,873 million in fiscal year 2014
(2)	Includes impairment charge of Rs. 406,144 million in fiscal year 2015 and Rs. 322,998 million ($ 4,875.4 million) in fiscal year 2016
(3)	Includes impairment charge of Rs. 16,054 million ($ 242.3 million) in fiscal year 2016
(4)	Includes impairment charge of Rs. 497 million ($ 7.5 million) in fiscal year 2016
(5)	Includes impairment charge of Rs. 668 million in fiscal year 2014 and Rs. 294 million in fiscal year 2015

Consolidation and re-organization of Sesa Goa, SIIL, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite

On February 25, 2012, Vedanta announced an all-share merger of Sesa Goa and Sterlite to create Sesa Sterlite and to effect the consolidation and simplification of Vedanta’s corporate structure through the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”. On August 17, 2013, the Re-organization Transactions became effective and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013.

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

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, a special leave petition challenging the orders of the High Court of Judicature of Bombay at Goa was filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs. Further, a creditor and a shareholder have challenged Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. The said petitions are pending for hearing and admission.

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

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and Sesa Goa, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90 MW operational and 210 MW under development) at Lanjigarh, was purchased by the Company at a consideration of Rs. 28,929 million ($ 436.7 million).

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

During the year ended March 31, 2016, the decline in commodity prices adversely impacted our revenue and operating profit. During fiscal year 2016, average prices decreased by 15.9% for zinc, 15.9% for aluminium, 20.5% for copper, 12.5% for lead, 16.0% for silver, 37.4% for iron ore and 44.4% for Brent.

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

During fiscal year 2016, 47.0% of BALCO’s alumina requirement and 47.5% of our Odisha Aluminium business’ alumina requirement were imported from third parties, with the rest supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and aluminium LME prices for each of the last three fiscal years:

	For the Year Ended March 31,
	2014	2015	2016
	(in US dollars per ton/ounce)
Zinc LME	1,909	2,177	1,829
Aluminium LME	1,773	1,890	1,590
Lead LME	2,092	2,021	1,768
Silver London Bullion Market Association *	21.4	18.1	15.2

*	silver is denominated in $/ ounce

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

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the fiscal years ended March 31, 2014, 2015 and 2016:

	For the Year Ended March 31,
	2014	2015	2016
	(US$ per barrel)
European Brent	107.5	85.4	47.5

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

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. For fiscal year 2016, the discount to Dated Brent averaged to $7.2/bbl for Rajasthan and at $0.6/bbl for Cambay, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

Ravva crude is benchmarked to Tapis and Minas crude grades (South Asian crudes) and discount averaged to $ 1.1/bbl to Dated Brent in fiscal year 2016. The crude oil price benchmarks are based on crude oil sales agreements. Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. We sell iron ore under long-term contracts linked to spot index prices and on spot prices. The prices for iron ore are significantly dependent on the global and regional imbalances between the demand and supply of iron ore, worldwide steel-making capacity and transportation costs. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalty.

The following table sets forth the daily average iron ore prices (62% iron) for each of the last three fiscal years:

	For the Year Ended March 31,
	2014	2015	2016
	(in US dollar per dmt)
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	$128.4	$82.3	$51.5

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for almost 100% of our copper concentrate requirements during fiscal year 2016, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years:

	For the Year Ended March 31,
	2014	2015	2016
	(in US cents per pound)
Copper TcRc	16.6	21.4	24.1

The LME price of copper affects our profitability as we source copper concentrate substantially from third parties, which accounted for 100 % of our copper concentrate requirements in fiscal year 2016. We do not expect to source any copper concentrate from our copper mine, Mt. Lyell in the near future, as the mine has been placed under care and maintenance since July 2014 due to a mud slide and an incident of a rock falling on the ventilation shaft. The following table sets forth the daily average copper LME price for each of the last three fiscal years:

	For the Year Ended March 31,
	2014	2015	2016
	(in US dollars per ton)
Copper LME	7,103	6,558	5,211

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

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. Tariff for supply of power from our Mettur power plant to the Tamil Nadu Electricity Board is determined by the energy purchase agreement with the Tamil Nadu Electricity Board. In case of our 1980 MW thermal power plant at Talwandi Sabo, the project was set up through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process and in accordance with guidelines set out in the power purchase agreement with Punjab State Power Corporation Limited (“PSPCL”). Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets. The average power realization price (excluding TSPL) for the years ended March 31, 2015 and 2016 was Rs. 3.3 and Rs.2.9 per unit respectively due to weaker power market. The average power realization price for TSPL for the years ended March 31, 2016 was Rs 4.3 per unit based on Plant Availability Factor (“PAF”).

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

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, oil and gas extraction, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of our oil and gas business include expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts. Cess forms a major component of the cost of production and any increase/decrease in the rate of the cess will impact adversely/positively the result of the operations.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its power requirement partially through its 60 MW captive power plant and partially from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources approximately 35% of its thermal coal requirement through linkage route from Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited. We entered into five-year supply agreements in 2008 for five units of 135 MW each, in 2009 for two additional units of 135 MW each and in 2014 for additional two units of 135 MW each for the Jharsuguda 1,215 MW captive power plant. The remaining coal is sourced through open market purchases and imports. The contract entered in 2008 was further renewed in 2014 until 2018. Shortages of coal at Coal India Limited may require that a greater amount of higher priced imported coal be utilized. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia coal block. The total reserves at the Chotia block are 17.5 million tons with the annual production capacity of one million tons. The production commenced at the Chotia mine during fourth quarter of fiscal year 2016.

HZL, in January 2006, as part of a consortium with five other partners, secured the award of a coal block from the Ministry of Coal of the GoI. HZL’s share of the coal block is approximately 31.5 million tons. On June 16, 2008, the Ministry of Coal of the GoI approved the consortium’s plan for mining the coal block. However, on February 17, 2014, the Ministry of Coal issued a letter cancelling the coal block allocation stating that the consortium could not obtain forest clearance and adhere to time line for development of the coal block and also taking into consideration the fact that the same was rejected earlier. This cancellation by the Ministry of Coal was challenged by the consortium in the High Court of Chhattisgarh and a stay order was granted on March 11, 2014. In September 2014, the Supreme Court revoked all the allocations of coal blocks which were awarded from 1992 to 2012 by the Ministry of Coal’s screening committee. Now, an auction route has evolved for the new allocation of coal blocks.

After being denied access to the coal field, HZL continues to import coal from third party suppliers. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

Further, we had obtained coal block allocations of 112.2 million tons from the Ministry of Coal, GoI to support the 2,400 MW thermal-based commercial power facility in the State of Odisha in Eastern India. However, on September 24, 2014, the Supreme Court ordered for the cancellation of the coal blocks allotted by the GoI over the past few decades. BALCO participated in the e-auction for Gare Palma IV/1 coal mine and was the preferred bidder. Per The Coal Mines (Special Provisions) Act, 2015, post the preferred bidder status, the Coal Ministry was to confirm the status further to the Nominated Authority’s recommendation. The Nominated Authority pursuant to the recommendation of the Coal Ministry issued an order dated March 20, 2015 stating that BALCO is not to be declared as the successful bidder in respect of Gare Palma IV/1 Coal Mine. BALCO has filed a writ petition in the high court See “Item 8. Financial Information – A. Legal Proceedings—Proceedings by BALCO pertaining to direction by GoI not to declare us as the successful bidder in the e-auction of Gare Palma IV/1 coal mine.”

For our zinc and iron ore business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In iron ore, logistics represents approximately 25 % to 30 % of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments.”

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs. We outsource a majority of BALCO’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations, Cairn India’s oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the Jharsuguda 2,400 MW power facilities and two TSPL 660 MW power facilities are substantially outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.

Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis: (i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for each of the last three fiscal years:

	For the Year Ended March 31,
	Unit of Measurement	2014	2015	2016
	(in US dollars per ton, except as indicated)
TcRc (1)	¢/lb	16.6	21.4	24.1

Cost of production before by-product revenue(2)
Zinc India(3)		$1,069	1,215	1,151
Zinc International(4)		$1,300	1,533	1,548
Oil and Gas(5)	$/boe	20.9	22.9	21.8
Iron ore(6)		$40.9	134.9	24.6
Copper smelting and refining(7)	¢/lb	18.8	14.0	11.3
Aluminium(8)		$1,664	1,790	1,589
Power – Jharsuguda 2400 MW plant	Rs./unit	2.1	2.1	2.1

Cost of production net of by-product revenue(2)
Zinc India(3)		$985	1,111	1,046
Zinc International(4)		$1,167	1,393	1,432
Oil and Gas(5)	$/boe	20.9	22.9	21.8
Iron ore(6)		$40.9	134.9	24.6
Copper smelting and refining(7)	¢/lb	9.7	4.2	3.2
Aluminium(8)		$1,658	1,785	1,573
Power - Jharsuguda 2400 MW plant	Rs./unit	2.1	2.1	2.1

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.
(3)	Cost of production of zinc before by-product revenue increased from Rs. 74,309 per ton for the fiscal year 2015 to Rs. 75,339 per ton for the fiscal year 2016. The increase was primarily due to an increase in royalty rates from 8.4% to 10% and lead royalty rate increased from 12.7% to 14.5%, with effect from September 1, 2014. Royalty rates for zinc and lead in India are the highest in the world and much higher compared to other base metals. In addition, a further amount of royalty was provided with effect from January 12, 2015 for DMF and NMET, DMF contribution has now been notified at 30% of the base royalty rate. The increase in the cost of production due to various regulatory headwinds like electricity duty and renewable power obligation were mostly offset by cost reduction initiatives with operational efficiencies and commercial spend reduction. The cost of production of zinc net of by-product revenue increased from Rs. 67,914 per ton in fiscal year 2015 to Rs. 68,443 per ton in fiscal year 2016. The increase was due to increase in costs as explained above offset by higher by-product sulphuric acid prices.
(4)	Cost of production net of by-product credit increased from $ 1,393 per ton to $ 1,432 per ton, an increase of 2.8%. This was mainly driven by reduced volumes at Skorpion and Lisheen, increased waste stripping at the Skorpion mine and one-off plant maintenance costs at the Skorpion Refinery. The increased cost was largely offset by local currency depreciation against the US dollar.

(5)	Cost of production for oil and gas, decreased to $ 21.8 per net boe in fiscal year 2016 from $ 22.9 per net boe in fiscal year 2015, primarily on account of cost efficiency program.
(6)	Cost of production for iron ore, decreased to $ 24.6 per ton in fiscal year 2016 from $ 134.9 in fiscal year 2015. This was primarily due to production recommencement in Goa after obtaining necessary approvals during the year and implementation of rigorous plan focusing on operational efficiency and commercial spend reduction. As part of the Company’s cost reduction initiatives, logistics contracts have been optimized across transportation routes, modes and rates. Iron ore sourcing from nearby mines has been maximized to reduce freight cost. Also, a change in the blend and mix of coking coal has contributed to better cost efficiency.
(7)	Cost of production, when compared before offsetting the by-product and free copper revenue decreased by 2.7 ¢/lb to 11.3¢/lb from 14.0 ¢/lb in fiscal year 2015, mainly due to higher volumes. When computed net of by-product and free copper revenue, the cost 4.2 ¢/lb in fiscal year 2015 reduced to 3.2 ¢/lb in fiscal year 2016, primarily due to higher volumes, lower petroleum and power prices and higher by-product credits.
(8)	Cost of production before adjusting by-product revenue decreased from Rs. 109,441 per ton in fiscal year 2015 to Rs. 103,988 per ton in fiscal year 2016. The average cost of production of hot metal at Jharsuguda-I and Korba-I decreased due to various cost saving projects to increase operational efficiencies and reduce commercial spend. The initiatives include opportunistically procuring the raw materials and using alternative vendors to reduce spend, changing the specification of raw materials, renegotiating the service contracts and reducing logistic costs by optimizing rake movements. The cost of production net of by-product credit reduced from Rs. 109,177 per ton in fiscal year 2015 to Rs.102,953 per ton in fiscal year 2016, primarily due to the reasons discussed above.

We present below the cost of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses), excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•	Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. The Lisheen mine which ceased operations in December 2015, produced zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consisted of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of royalty fees and provision towards contribution to DMF and NMET are included in determining the cost of production at Goa, whereas at Karnataka Iron Ore business royalties are under scope of buyer. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

Our iron ore operations in Goa were recommenced in August 2015, after receiving necessary approvals from the state government. Our iron ore operations had been suspended during fiscal year 2015 due to the continued mining ban in the state of Goa. Our cost of production of iron ore shows a significant decrease as the cost of production of fiscal year 2015 also factors in fixed administrative costs incurred in our Goa operations and Karnataka operations which will be now spread over to larger production compared to last year.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this Annual Report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•	Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•	Cost of production of power for Jharsuguda 2400 MW power plant (and excluding 274 MW HZL power plant, the TSPL two 660 MW, the 270 MW and IPP 600 MW BALCO power plant and the 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

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

		For the Year Ended March 31,
	Product	2014	2015	2016
		(tons except where otherwise stated)
Zinc India	Zinc	749,167	733,803	758,938
	Lead	122,596	127,143	144,919
	Silver (Kilograms)	349,620	327,508	424,578
Zinc International
— Skorpion	Zinc	124,924	102,188	82,029
— BMM	Copper(1)	6,880	5,678	4,729
	Zinc(1)	28,999	27,022	29,272
	Lead(1)	37,574	32,142	34,114
— Lisheen	Zinc(1)	151,022	130,897	71,825
	Lead(1)	21,048	19,265	8,726
Oil & gas (on net basis) (2)
	Crude Oil (mmbbls)	32.2	31.4	32.6
	Natural Gas (bcf)	3.9	3.5	4.3
Iron ore	Saleable Ore Production (million dmt)	1.5	0.6	5.2
Copper	Copper cathode(3)	294,434	362,373	384,047
	Copper rods	123,053	170,338	210,799

Aluminium(2)	Ingots(4)	335,722	408,406	426,691
	Value Added Products(4)(5)	458,567	468,853	487,760
	Hot Metal	—	—	8,892
Power	Power (Million Units)	9,374	9,859	12,121

Notes:

(1)	Refers to mined metal content in concentrate.
(2)	While computing EI production, Ravva royalty fees have not been netted off.
(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(4)	Includes production capitalized in fiscal years 2014, 2015 and 2016 of nil kt, 44kt and 51kt respectively.
(5)	Value added products of Aluminium include production of billets, rods and rolled products.

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

Profit Petroleum sharing between the GoI and the contractor is determined by PTRR Method (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan block as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the post-tax rate of return investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

The following table summarizes the current government share of profit petroleum for various development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2014	2015	2016
Ravva	60%	60%	60%
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Cambay – CB-X	60%	60%	60%
Rajasthan – DA1	30%	40%	40%
Rajasthan – DA2	20%	30%	40%

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	March 1, 2011 to August 12, 2013	August 13, 2013 to February 29, 2016	March 1, 2016 to Present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.5%	2.5%	2.5%
Zinc	5.0%	5.0%	5.0%
Lead	5.0%	5.0%	5.0%
Silver	6.0%	10.0%	10.0%
Aluminium	5.0%	5.0%	7.5%

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

In February 2011, the import duty on copper concentrate and rock phosphate was increased from 2.0% to 2.5%, and a 1% excise duty was also imposed on coal. The excise duty on coal was further increased to 2% vide notification dated March 17, 2012 in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on coal becomes 6%.

Goods imported for the purposes of “Petroleum operations” are exempt from Customs duty under Notification No 12/2012 - Customs dated 17-03-2012, sr. no. 358 and 359, condition no 42 and 43 respectively. Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are liable to customs duty as per the applicable rates in force which may vary from approximately 24% to 27% depending upon the classification of goods as mentioned in the customs tariff 2015-16. Pursuant to a notification in March 2013, a customs duty of 2.5% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal years 2015 and 2016, exports accounted for 26.9% and 25.0% respectively, of our zinc India business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2012 to September 20, 2013 (percentage of F.O.B value of exports)	September 21, 2013 to November 21, 2014 (percentage of F.O.B value of exports)	November 22, 2014 to present (percentage of F.O.B value of exports)
Zinc concentrate	1.5%	1.3%	1.0%
Zinc ingots	2.0%	1.7%	1.9%
Lead concentrate	1.5%	1.3%	1.0%

In fiscal years 2015 and 2016, exports accounted for 41.7% and 38.0%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, in the form of Marked Linked Focus Product Scheme as a percentage of the F.O.B value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to March 31, 2015 (percentage of F.O.B value of exports)
Copper cathode	2.0%
Copper rods #	2.0%

#	Applicable for export to Czech Republic only.

Further, with effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Marked Linked Focus Product Scheme. In the new scheme, no export incentive has been notified for copper products.

In fiscal years 2015 and 2016, exports accounted for 33.7% and 39.7% respectively, of our aluminium business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	October 1, 2011 to September 12, 2013	September 13, 2013 to March 31, 2014	April 1, 2014 to November 21, 2014	November 22, 2014 to Present
Aluminium ingots	2.0%	1.7%	1.7%	1.9%
Aluminium rods	2.0%	1.7%	1.7%	1.9%
Aluminium billets				1.9%
Aluminium rolled products	3.0%	3.0%	0%	0%

In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2% of the F.O.B value of exports made to the countries specified under the Merchandise Export from India Scheme (MEIS). The MEIS was implemented under the Foreign Trade Policy of India in 2015-20. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand (“specified markets”). The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

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

Effective from March 1, 2011, the GoI raised export duty on iron ore fines and lumps from 5% and 10% respectively to an even rate of 20%, ad valorem on the Free on Board value of exports. Effective from December 30, 2011, the GoI further raised the rate of export duty on iron ore fines and lumps from 20% to 30%. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58% is 10%. With effect from March 1, 2016, the export duty on iron ore lumps (below 58% Fe content) has been reduced from 30% to nil and iron ore fines (below 58% Fe content) has been reduced from 10% to nil.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2016 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.6%. Non-resident companies was charged at statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.3% during fiscal year 2016.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax (“MAT”), whichever is greater. The effective MAT rate during fiscal year 2016 for Indian companies was 21.3% and for non-resident companies was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

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

Service tax is applicable at 14% with effect from June 1, 2015. Further, an additional ‘Swacch Bharat Cess” at 0.5% with effect from November 14, 2015 and “Krishi Kalyan Cess” at 0.5% with effect from June 1, 2016 on the value of taxable services has been made applicable. Accordingly, the effective service tax rate is payable at 15%.

We pay service tax as a service provider and service recipient.

Service Provider: we pay service tax as a service provider at a rate of 12.36% to 14.5% under the following categories:

•	Business Support Services;

•	Oil Transfer Service;

•	Port Service; and

•	Management Consultant Service.

Service Recipient- we pay service tax as a service recipient under following categories:

•	Foreign Service Providers: we are responsible to pay service tax directly to tax authorities in case of foreign service providers who are not having any permanent establishment in India. In case service providers having a permanent establishment in India, they are responsible to recover the applicable service taxes and pay to tax authorities. We are also paying service tax as recipient of services on the parent company overheads payable to ultimate parent company, Vedanta Resources Plc;

•	Service tax on fees payable to directors of company: We are paying service tax on the fees payable to non-executive/independent directors. The fee includes director sitting fee and/or any commission payable to the directors;

•	Other services: In case of services received from any goods transport agency and payments towards any sponsorship, we are responsible to pay service tax directly to tax authorities as per the applicable rates; and

•	Domestic Service Providers: In case of certain services received from non-company domestic service providers, liability of payment of service tax has been casted on the recipient of services with effect from July 1, 2012 under Notification No. 30/2012-Service Tax dated June 20, 2012 as per the applicable rates.

We currently pay an excise duty of 12.5% with effect from March 1, 2015 (for the period from March 17, 2012 to February 28, 2015, the excise duty was 12% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale up to February 28, 2015). We charge the excise duty and additional charge to our domestic customers. We pay excise duty on metallurgical coke at the rate of 6.0% and on pig iron of 12.5%. HZL pays excise duty on silver at the rate of 8.5% effective from March 1, 2016 (8.0% prior to that) and an additional charge of 3.0% on the excise duty has been eliminated with effect from March 1, 2015. Goods procured for the purposes of “Petroleum Operations” and which are exempt from customs duty are also exempt from excise duty under notification 12 /2012-Central Excise dated March 17, 2012, Sr. No 336 provided conditions as provided have been satisfied, all goods supplied under international competitive bidding and are exempt from customs duty.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10% with effect from September 01, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014 and 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014 and 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30% of base royalty and NMET at 2% of base royalty, has been notified. The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 15% of pit mouth value (PMV) declared by the Indian Bureau of Mines.

Royalty is also payable at Cairn India to the state government of Rajasthan, Andhra Pradesh and Gujarat for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Until February 2016, cess is paid at the rate of Rs. 4500/MT for crude oil; pursuant to amendments in the Finance Act 2016, cess is paid at the rate of 20% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (NCCD) is paid at the rate of Rs. 50/MT. Sales tax payments are made at the rate of 2% (central sales tax) on sale of both crude oil and natural gas.

For the Ravva block, royalty is Rs. 481/MT and cess is fixed at Rs. 900/MT on crude oil. Royalty on natural gas is 10% of well-head value of gas. Sales tax payments stand at 2% (central sales tax) or 5% (value added tax) on crude oil and 14.5% on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of Rs. 50/MT. Sales tax payments (central sales tax) are made at a rate of 2% on crude oil and 15% (value added tax) on natural gas.

For all the above blocks, education surcharge was paid at 3% of applicable cess value, which has been discontinued as per Ministry of Finance circular with effect from December 2013.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•	7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and

•	3.5% of turnover for Lisheen. The turnover is identified as gross revenue less smelter deductions, treatment charges, freight and marine insurance charges on a semi-annual basis.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly established units in certain geographical areas are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	profits from newly constructed industrial undertakings engaged in production of oil and gas benefit from a tax holiday for a specified period;

•	renewable energy devices being windmills installed on or before March 31, 2012 are eligible for accelerated depreciation at 80%. However, units that have opted for generation based incentive are not eligible for the said accelerated depreciation; and

•	income from investment in mutual funds is exempt from a tax subject to certain conditions.

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

Results of Operations

Overview

Consolidated Statement of Profit or Loss

The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Year Ended March 31,
	2014	2015	2016
	(in percentages)
Consolidated Statement of Profit or Loss:
Revenue	100.0	100.0	100.0
Cost of sales	(76.9)	(135.8)	(136.9)

Gross Profit	23.1	(35.8)	(36.9)
Other operating income	0.6	0.7	0.7
Distribution expenses	(1.7)	(1.4)	(1.9)
Administration expenses	(4.4)	(4.3)	(4.0)

Operating profit	17.6	(40.8)	(42.1)
Investment and other income	5.8	7.0	6.9
Finance and other costs	(10.0)	(8.6)	(9.3)

Profit before taxes	13.4	(42.5)	(44.5)
Income tax expense	(4.8)	14.8	16.1
Profit/(loss) for the year	8.6	(27.7)	(28.4)
Profit attributable to:
Equity holders of the parent	2.2	(17.5)	(19.6)
Non-controlling interest	6.4	(10.2)	(8.8)

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

	2014		2015		2016
	(Rs. in million)	% of revenue	(Rs. in million)	% of revenue	(Rs. in million)	(US dollars in millions)	% of revenue
India	499,064	68.8	481,451	65.6	443,287	6,691.1	69.3
China	67,825	9.4	57,846	7.9	34,556	521.6	5.4
UAE	29,469	4.1	40,705	5.5	32,759	494.5	5.1
Others(1)	128,885	17.7	153,577	21.0	128,891	1,945.5	20.2

	725,243	100.0	733,579	100.0	639,493	9,652.7	100.0

Notes:

(1)	Other markets primarily include Belgium, Croatia, Colombia, Denmark, Hong Kong, Indonesia, Italy, Jordan, Kenya, Kuwait, Malaysia, Mexico, Netherlands, Nigeria, Norway, Nepal, Oman, Spain, South Korea, Singapore, Saudi Arabia, Switzerland, South Africa, Tanzania, Taiwan, Turkey, UK, USA and Vietnam.

Customer Concentration

The following table sets forth for the periods indicated:

•	the percentage of our revenue accounted for by our 10 largest customers on a consolidated basis; and

•	for each of our segments, the percentage of the revenue of such business accounted for by the 10 largest customers of such business.

	Year Ended March 31,
	2014	(%) 2015	2016
Consolidated	34.4	31.4	25.4
Zinc – India	41.2	40.5	37.0
Zinc – International	97.5	95.7	87.6
Oil & Gas	100.0	100.0	100.0
Iron Ore	42.4	52.2	30.3
Copper	30.4	32.8	30.6
Aluminium	29.4	35.5	40.7
Power	83.8	82.4	88.0

No single customer accounted for 10.0% or more of our revenue on a consolidated basis in any of the years indicated except for our oil and gas business, where, a single customer accounted for 11.3 % of our revenue on a consolidated basis in fiscal year 2014.

Comparison of years ended March 31, 2015 and March 31, 2016

Revenue and Operating Profit

Consolidated

Revenue decreased from Rs. 733,579 million in fiscal year 2015 to Rs. 639,493 million ($ 9,652.7 million) in fiscal year 2016, a decrease of Rs. 94,086 million, or 12.8%. Revenue decreased in fiscal year 2016 primarily due to lower Brent, lower LME prices and premia across the metal businesses.

Operating loss decreased from Rs. 299,215 million in fiscal year 2015 to Rs. 268,822 million ($ 4,057.7 million) in fiscal year 2016. The operating loss was primarily due to impairment charge of Rs. 339,549 million ($ 5,125.3 million) mainly in our oil and gas business. Operating profit excluding impairment (which is derived by adding impairment charge to the operating profit solely for comparability purposes) in fiscal year 2016 was at Rs. 70,727 a decrease of Rs. 36,496 million or 34.0%. The reduction in operating profit excluding impairment was primarily due to lower sales realization in oil and gas business which was impacted by the significant fall in average oil prices, decrease in the average LME prices of zinc and other metals, which were partially offset by our Iron Ore business which was ramped up in August 2015 after obtaining all necessary approvals from the state government, strong operational performance at Zinc India and ramp-up in power units. In line with its accounting policy, the Group has carried out a review of the useful life of its assets and considering the physical condition of the assets and benchmarking analysis, the Group has revised the useful life. The carrying value of the assets has been depreciated over the revised remaining useful life with effect from October 1, 2014. The depreciation charge increased on account of capitalization of power units at TSPL, BALCO and Aluminium pot ramp-ups at Jharsugada and BALCO. The overall impact in the fiscal year 2016 was a reduction by Rs. 27,669 million in depreciation as compared to fiscal year 2015. Operating margin excluding impairment charge decreased from 14.6% in fiscal year 2015 to 11.1% in fiscal year 2016 primarily due to lower Brent and metal prices.

Contributing factors to our consolidated operating loss were as follows:

•	Cost of sales decreased from Rs. 995,968 million in fiscal year 2015 to Rs. 875,756 million ($ 13,219.0 million) in fiscal year 2016, a decrease of Rs. 120,212 million, or 12.1%. The decrease is primarily due to lower impairment charge of Rs. 66,889 million ($ 1,009.6 million). Cost of sales excluding impairment for fiscal year 2016 was Rs. 536,207 million, a decrease of Rs. 53,323 million, or 9.0%. The Company deployed several measures to optimize cost spends. These included clean-sheet-costing for negotiations, alternate material, new source of supply, tightening efficiency in logistics and quality control. The decrease was also due to softened key input commodity prices including alumina, coal and others; and fuel costs across our business and lower exploration cost in oil and gas business in fiscal year 2016 as compared to fiscal year 2015.

•	Other operating income decreased from Rs. 4,802 million in fiscal year 2015 to Rs. 4,785 million ($ 72.2 million) in fiscal year 2016, an decrease of Rs. 17 million, or 0.4%.

•	Distribution expenses increased from Rs. 10,078 million in fiscal year 2015 to Rs. 12,070 million ($ 182.2 million) in fiscal year 2016, an increase of Rs. 1,992 million, or 19.8%, mainly due to ramp up of iron ore post recommencement of operations in Goa during fiscal year 2016. As a result, distribution expense as a percentage of revenue increased from 1.4% in fiscal year 2015 to 1.9% in fiscal year 2016.

•	Administration expenses decreased from Rs. 31,550 million in fiscal year 2015 to Rs. 25,274 million ($ 381.5 million) in fiscal year 2016, a decrease of Rs. 6,276 million, or 19.9% mainly due to higher bad debt provision of Rs. 3,215 million in fiscal year 2015 and balance due to lower personnel and administration expenses. As a percentage of revenue, administration expenses decreased from 4.3% in fiscal year 2015 to 4.0% in fiscal year 2016.

Zinc India

Revenue in the Zinc India segment decreased from Rs. 144,127 million in fiscal year 2015 to Rs. 137,945 million ($ 2,082.2 million) in fiscal year 2016, a decrease of Rs. 6,182 million, or 4.3%. This decrease was primarily driven by lower LME prices of zinc and premia. The decrease was partially offset by increased integrated metal volumes and higher silver production. Our Rampura Agucha mine is in the midst of transition from open pit to underground mine production. Sindesar Khurd has outperformed and achieved the target of 3.0 million tonnes of production in fiscal year 2016 ahead of plan. Consequently, our silver production has also benefitted from higher volumes from this mine and recorded integrated production of 13.56 ounces, with a 58% increase year-on-year. Specifically:

•	Zinc ingot production increased from 733,803 tons in fiscal year 2015 to 758,938 tons in fiscal year 2016, an increase of 3.4%. Production during the second half of fiscal year 2016 was lower than the first half of year, due mainly to reduced output from Rampura Agucha open pit, particularly in fourth quarter of fiscal year 2016 as per the mine plan. This was partially offset by record production from all the underground mines, and in particular the Sindesar Khurd and Kayad mines, which also resulted in higher lead and silver volumes. Zinc ingot sales also increased in line with the higher production, from 735,783 tons in fiscal year 2015 to 760,400 tons in fiscal year 2016, an increase of 3.3%.

•	Zinc ingot sales in the domestic market increased from 483,361 tons in fiscal year 2015 to 525,763 tons in fiscal year 2016, an increase of 8.8%. Our domestic sales as a percentage of total sales slightly increased from 65.7% in fiscal year 2015 to 69.1% in fiscal year 2016. We endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. Our export sales also decreased from 252,422 tons of zinc in fiscal year 2015 to 234,637 tons of zinc in fiscal year 2016, a decrease of 7.0%.

•	The daily average zinc cash settlement price on the LME decreased from $ 2,177 per ton in fiscal year 2015 to $ 1,829 per ton in fiscal year 2016, a decrease of 16.0%.

•	Lead ingot production increased from 127,143 tons in fiscal year 2015 to 144,919 tons in fiscal year 2016, an increase of 14.0% in line with mined metal production. Lead ingot sales increased from 128,752 tons in fiscal year 2015 to 145,417 tons in fiscal year 2016, an increase of 12.9%, due to increase in production.

•	Silver ingot production increased from 327,508 kilograms in fiscal year 2015 to 424,578 kilograms in fiscal year 2016, an increase of 29.6% on account of higher production from Sindesar Khurd mine. Sale of silver ingots increased from 327,230 kilograms in fiscal year 2015 to 425,685 kilograms in fiscal year 2016, an increase of 30.1% in line with silver production.

•	The daily average lead cash settlement price on the LME decreased from $ 2,021 per ton in fiscal year 2015 to $ 1,768 per ton in fiscal year 2016, a decrease of 12.5%.

•	The daily average silver London Bullion Market Association prices decreased from $ 18.1 per ounce in fiscal year 2015 to $ 15.2 per ounce in fiscal year 2016, a decrease of 16.0%.

Operating profit in the Zinc India segment decreased from Rs. 62,267 million in fiscal year 2015 to Rs. 59,412 million ($ 896.8 million) in fiscal year 2016, a decrease of Rs. 2,855 million, or 4.6%, whereas, operating margin remains majorly stable from 43.3% in fiscal year 2015 to 43.1% in fiscal year 2016. Operating profit was negatively affected by lower zinc, lead and silver prices, and premia as well as statutory headwinds in fiscal year 2016. However, these were partially offset by higher volumes, lower cost of production and rupee depreciation. The cost of production of zinc increased (net of by-product revenue) from Rs. 67,914 per ton in fiscal year 2015 to Rs. 68,443 per ton in fiscal year 2016 and cost of production of lead (net of by-product revenue) from Rs. 65,663 per ton in fiscal year 2015 to Rs. 67,497 per ton in fiscal year 2016. Decrease in depreciation by Rs. 780 million in fiscal year 2016 as compared to fiscal year 2015 partially offsetted the impact of lower operating profit.

Zinc International

Revenue from external customers in the Zinc International segment decreased from Rs. 35,886 million in fiscal year 2015 to Rs. 25,631 million ($ 386.9 million) in fiscal year 2016, a decrease of Rs. 10,255 million or 28.6%. The decrease in revenue was primarily due to the closure of the Lisheen mine in Ireland in December 2015 after 17 years in operation, maintenance shutdown and partial industrial action at Skorpion. This was partially offset by higher volumes from Black Mountain Mines production. Specifically:

•	Production of refined zinc metal at Skorpion registered a decrease from 102,188 tons in fiscal year 2015 to 82,029 tons in fiscal year 2016, a decrease of 20,159 tons or 19.7%. This was mainly due to the temporary industrial action during second quarter, the planned refinery maintenance extended shutdown in third quarter of fiscal year 2016, a slower than anticipated ramp-up post the shutdown, and a decline in the mine grade. During fourth quarter of fiscal year 2016 Skorpion production volumes were back to normal, following a planned maintenance shutdown in third quarter, and it recorded 27,000 tonnes in fourth quarter.

•	Production of zinc metal in concentrate from the Lisheen and BMM mines decreased from 157,919 tons in fiscal year 2015 to 101,097 tons in fiscal year 2016, a fall of 36.0%. Production of lead metal in concentrate also decreased from 51,407 tons to 42,840 tons, a decrease of 8,566 tons or 16.7%. This decrease was primarily due to the planned closure of the Lisheen mine in December 2015 whereas BMM mined metal production is higher by 7.1% due to better ore grades and change in mining methods.

•	The daily average zinc cash settlement price on the LME decreased from $ 2,177 per ton in fiscal year 2015 to $ 1,829 per ton in fiscal year 2016, a decrease of 15.9%.

•	The daily average Lead cash settlement price on the LME decreased from $ 2,021 per ton in fiscal year 2015 to $ 1,768 per ton in fiscal year 2016, a decrease of 12.5%.

Operating profit in the Zinc International segment decreased from Rs. 4,268 million in fiscal year 2015 to Rs. 831 million ($ 12.5 million) in fiscal year 2016, a decrease of Rs. 3,437 million or 80.5%, largely on account of lower volumes, planned closure of the Lisheen mine as explained above and lower LME prices. Operating margin decreased from 11.9% in fiscal year 2015 to 3.2% in fiscal year 2016.

Oil and Gas Business

Revenue from external customers in the oil and gas segment decreased from Rs. 146,945 million in fiscal year 2015 to Rs. 86,559.0 million ($ 1,306.6 million) in fiscal year 2016, a decrease of Rs. 60,386.0 million or 41,1%. The decrease in revenue was primarily contributed by the significant fall in average Brent prices realization partially offset by higher entitlement interest sales volumes and higher average exchange rate. Specifically:

•	The daily average Brent oil price realization decreased from $ 75.8 per boe, in fiscal year 2015 to $ 40.9 per boe, in fiscal year 2016, a significant decrease of 46.2%.

•	Entitlement interest sales increased from 87,560 boepd in fiscal year 2015 to 90,788 boepd in fiscal year 2016, an increase of 3,228 boepd or 3.7%.

•	Average exchange rate increased by 7% from Rs. 61.1 per $ 1.0 in fiscal year 2015 to Rs. 65.5 per $ 1.0 in fiscal year 2016.

Operating loss in the oil and gas segment declined from Rs. 395,146 million in fiscal year 2015 to a loss of Rs. 342,813 million ($ 5,174.5 million) in fiscal year 2016, a decrease of Rs. 52,333 million, or 13.2%. Impairment loss and lower sales realizations in fiscal year 2016 contributed to an operating loss of Rs. 342,813 million, which is partially offset by decrease in the depletion charge and lower unsuccessful exploration cost write off in the current year. Due to significant fall in crude oil prices, assets were impaired and an impairment loss of Rs. 322,998 million was charged to income statement. Sales decreased by Rs. 60,386 million on account of significant fall in realization from oil in line with Brent prices. Exploration cost written off was lower by Rs. 7,573 million in the current year as two major wells were declared dry in the previous year and the well cost of these two wells were charged off. Depletion charged off was lower by Rs. 23,386 million mainly due to reduction in depletable pool as a result of impairment loss and change in reserves and cost to complete.

Iron Ore

Revenue from external customers increased from Rs. 19,039 million in fiscal year 2015 to Rs. 22,233 million ($ 335.6 million) in fiscal year 2016, an increase of Rs. 3,194 million, or 16.8%. The increase was primarily due to resumption of mining in Goa, higher volumes of sales from Karnataka in the comparable period and increase in pig iron production offset by decrease in realization price of pig iron.

•	Saleable iron ore production increased from 0.6 million tons in fiscal year 2015 to 5.2 million tons in fiscal year 2016, a sharp increase of 4.6 million tons due to a removal of mining ban in the state of Goa during fiscal year 2016. At Karnataka, production recommenced on February 28, 2015, and in Goa it started slowly from August 2015 following receipt of all requisite clearances and approvals.

•	The production of pig iron was higher by 7.1% from 610,757 tons to 654,360 tons whereas, metallurgical coke was reduced from 499,919 to 485,054, or by 3%. During the year, production of pig iron ramped up to a record production level with available rated capacity of 742,000 tonnes. Reduction in metallurgical coke production was mainly due to breakdown in plant.

Operating loss in the iron ore segment increased from Rs. 3,422 million in fiscal year 2015 to Rs. 15,793 million ($ 238.4 million) in fiscal year 2016, an increase of Rs. 12,371 million. The increase in operating loss is primarily due to the impairment charges booked for Bellary assets Rs 1,154 million ($ 17.4 million), Liberia (Western Cluster Limited) Rs 14,900 million ($ 224.9 million) partially offset by improved Iron ore sales volume.

Copper

Revenue from external customers decreased from Rs. 225,198 million in fiscal year 2015 to Rs. 209,239 million ($ 3,158.3 million) in fiscal year 2016, a decrease of Rs. 15,959.0 million, or 7.1%. This decrease was primarily due to lower LME realization for the period, partially offset by increased volume and higher TcRc. Specifically:

•	Copper cathode production increased from 362,373 tons in fiscal year 2015 to 384,047 tons in fiscal year 2016, an increase of 6.0%. In fiscal year 2016, production was at record level, despite a few unplanned outages during the year that included 3-days stoppage on account of flood incident due to heavy rains. The smelter is now producing at a normalized plant capacity level. Fiscal year 2015 production was lower due to the biennial 23-days planned maintenance shutdown in quarter one of fiscal year 2015, therefore the year on year performance is not comparable. Copper cathode sales decreased from 190,872 tons in fiscal year 2015 to 166,957 tons in fiscal year 2016, a decrease of 12.5%, due to higher rod production.

•	Production of copper rods increased from 170,338 tons in fiscal year 2015 to 210,799 tons in fiscal year 2016, an increase of 23.8%, reflecting the increase in the cathode production and higher market demand. Copper rod sales increased from 170,742 tons in fiscal year 2015 to 210,285 tons in fiscal year 2016, an increase of 23.2% in line with the increase in production.

•	Sales of copper in the Indian market increased from 194,747 tons in fiscal year 2015 to 238,916 tons in fiscal year 2016, an increase of 22.7%, and our exports decreased from 166,868 tons in fiscal year 2015 to 138,326 tons in fiscal year 2016, a decrease of 17.1%. Our domestic sales as a percentage of total sales increased from 53.9% in fiscal year 2015 to 63.3% in fiscal year 2016.

Operating profit in the copper segment increased from Rs. 14,344 million in fiscal year 2015 to Rs. 19,660 million ($ 296.8 million) in fiscal year 2016, an increase of Rs. 5,316 million, or 37.1%. Operating margin also increased from 6.4% in fiscal year 2015 to 9.4% in fiscal year 2016. The increase in operating profit was primarily due to an increase in volume in fiscal year 2016 as production in fiscal year 2015 was impacted by lower volumes on account of planned maintenance shutdown, and higher TcRc rates in line with the market conditions. In particular:

•	TcRc rates increased from an average of 21.4 ¢/lb realized in fiscal year 2015 to an average of 24.1 ¢/lb realized in fiscal year 2016.

•	Cost of production net of by-product and free copper revenue, which consists of cost of smelting and refining costs, decreased from 4.2 ¢/lb in fiscal year 2015 to 3.2 ¢/lb in fiscal year 2016, primarily due to higher volumes, lower input commodity costs (fuel and power) and higher average realization on the sale of sulphuric acid, a by-product, from Rs. 2,779 per ton in fiscal year 2015 to Rs. 3,019 per ton in fiscal year 2016.

Aluminium

Revenue from external customers in the aluminium segment decreased from Rs. 126,900 million in fiscal year 2015 to Rs. 110,781 million ($ 1,672.2 million) in fiscal year 2016, a decrease of Rs. 16,119 million, or 12.7%. This decrease was primarily due to lower average LME prices of aluminium and premium on metal partially offset by increased volume. Specifically:

•	Aluminium production increased from 877,259 tons in fiscal year 2015 to 923,343 tons in fiscal year 2016, an increase of 5.3%. Production of value added products marginally decreased from 53.4% in fiscal year 2015 to 52.8% in fiscal year 2016.

•	Aluminium sales increased from 877,549 tons in fiscal year 2015 to 926,950 tons in fiscal year 2016, an increase of 5.6% in line with the increase in production from new smelter in Korba and Jharsuguda. Sales of aluminium ingots increased from 405,300 tons in fiscal year 2015 to 429,335 tons in fiscal year 2016, an increase of 8.1%. Wire rod sales increased from 310,446 tons in fiscal year 2015 to 357,203 tons in fiscal year 2016, and rolled product sales decreased from 46,165 tons in fiscal year 2015 to 20,660 tons in fiscal year 2016, a decrease of 55.2%, due to temporary suspension of high-cost rolled product facility at BALCO. Billets sales decreased from 115,639 tons in fiscal year 2015 to 110,859 tons in fiscal year 2016, representing a decrease of 4.1%. Hot metal sales during the fiscal year 2016 were 8,892 tons.

•	Aluminium sales in the domestic market increased from 519,920 tons in fiscal year 2015 to 635,192 tons in fiscal year 2016, an increase of 22.2%. Domestic sales increased in fiscal year 2016 due to improved domestic demand and improved market share. Our aluminium exports decreased from 357,629 tons in fiscal year 2015 to 291,758 tons in fiscal year 2016. Our domestic sales as a percentage of total sales increased from 59.2 % in fiscal year 2015 to 68.5 % in fiscal year 2016.

•	The daily average aluminium cash settlement price on the LME decreased from $ 1,890 per ton in fiscal year 2015 to $ 1,590 per ton in fiscal year 2016, a decrease of 15.9%.

Operating profit in the aluminium segment decreased from Rs. 13,752 million in fiscal year 2015 to Rs. 1,416 million ($ 21.4 million) in fiscal year 2016, a sharp decrease of Rs. 12,336 million. Lower sales realization due to a decrease in average LME prices of aluminium and lower premium were the key reasons for low operating profit.

Power

Revenue from external customers in the power segment increased from Rs. 33,906 million in fiscal year 2015 to Rs. 45,523 million ($ 687.1 million) in fiscal year 2016, an increase of Rs. 11,617 million or 34.3%. Power sales increased from 9,859 million units in fiscal year 2015 to 12,121 million units in fiscal year 2016, an increase of 22.9%. This was primarily due to the commencement of additional units at TSPL and BALCO during the year. With these units, our entire 9,000 MW of power capacity became operational as of March 2016. Specifically:

•	At the Talwandi Sabo power plant, the second 660MW unit commenced commercial production in December 2015. The two operating units operated at 80% availability and supplied 2,792 million units to the Punjab State Electricity Board (PSEB). TSPL’s Power Purchase Agreement with PSEB compensates according to the availability of the plant. The third 660MW unit was synchronised during March 2016 and is expected to achieve commercial production during second quarter of fiscal year 2017.

•	The Jharsugada 2,400MW power plant operated at a lower Plant Load Factor (PLF) of 39% during fiscal year 2016, due to a weak power market and power evacuation constraints for open access power sales. During fiscal year 2017, power from one 600MW unit is being supplied to the grid and the remaining 1,800MW (3X600MW) will supply power to the Jharsuguda-II smelter with sales of surplus power on the open market. Accordingly, capacity utilisation is expected to increase significantly.

•	At BALCO, the first 300MW IPP unit of the 1200MW power plant commenced commercial production in July 2015.

•	The average power realization decreased from Rs. 3.25 per unit in fiscal year 2015 to Rs. 2.91 per unit in fiscal year 2016, a decrease of 10.4%.(excluding power from TSPL 1980 MW power plant). The decrease is on account of a drop in spot rates from Rs. 3.04 per unit in fiscal year 2015 to Rs. 2.46 per unit in fiscal year 2016 due to the reduced deficit in supply and demand in the nation.

•	Cost of generation at the power business (excluding power from the TSPL 1980 MW power plant) increased from Rs. 2.14 per unit in fiscal years 2015 to Rs. 2.15 in fiscal year 2016, marginal increase of 0.5%.

Operating profit in the power segment increased from Rs. 4,484 million in fiscal year 2015 to Rs. 8,221 million ($ 124.1 million) in fiscal year 2016, an increase of Rs. 3,737 million or 83.3%, primarily as a result of sales from commissioned additional units at TSPL and BALCO. Operating margin increased from 13.2% in fiscal year 2015 to 18.1% in fiscal year 2016.

Other

Operating profit in our other business segment increased from operating profit of Rs. 238 million in fiscal year 2015 to operating profit of Rs.244 million ($ 3.7 million) in fiscal year 2016.

Investment and Other income

Investment and other income decreased from Rs. 51,154 million in fiscal year 2015 to Rs. 43,998 million ($ 664.1 million) in fiscal year 2016 a decrease of Rs. 7,156 million or 14.0%, primarily due to significant mark-to-market (MTM) gains accruing in the fiscal year 2015 in a falling interest rate environment in India.

Finance costs

Finance costs decreased from Rs. 63,398 million in fiscal year 2015 to Rs. 59,584 million ($ 899.4 million) by Rs. 3,814 million or 6.0% in fiscal year 2016. This was due to benefit of lower cost refinancing, the previous year impact of unamortized costs written off and using cash to repay convertible bonds in the copper business during second half of fiscal year 2015.

Tax expense

Tax credit changed from Rs. 108,320 million in fiscal year 2015 to tax credit of Rs. 103,060 million ($ 1,555.6 million) in fiscal year 2016. Our effective income tax rate, calculated as tax credit divided by our loss before taxes, was credit of 34.8% in fiscal year 2015 as compared to credit of 36.2% in fiscal year 2016. The effective tax rate has increased by 2.4% due to higher dividend distribution tax paid for HZL’s special interim dividends partially offset by tax holiday and tax efficient investment income. The tax credit in the current year includes deferred tax reversal on impairment charge of Rs. 124,592 Million.

Non-controlling interest

On account of above mentioned factors, loss for the year decreased from Rs. 203,139 million in fiscal year 2015 to loss of Rs. 181,348 million ($ 2,737.3 million) in fiscal year 2016, a decrease of Rs. 21,791 million or 10.7%.

Loss attributable to non-controlling interest decreased from loss of Rs. 74,789 million in fiscal year 2015 to loss of Rs. 56,195 million ($ 848.2 million) in fiscal year 2016, a decrease of Rs. 18,594 million or 24.9%. Non-controlling interest as a percentage of profit or loss decreased from 36.8% in fiscal year 2015 to 31.0% in fiscal year 2016.

Comparison of years ended March 31, 2014 and March 31, 2015

Revenue and Operating Profit

Consolidated

Revenue increased from Rs. 725,243 million in fiscal year 2014 to Rs. 733,579 million ($ 11,072.9 million) in fiscal year 2015, an increase of Rs. 8,336 million, or 1.1%. Revenue increased in fiscal year 2015 mainly driven by increased sales volume across our zinc, aluminium, iron ore and copper businesses, increase in daily average LME prices of zinc, increase in production in aluminium business from our new smelter in BALCO, increase in iron ore sales from Karnataka and the increased cathode production in the copper business. However, this benefit was partially offset by a significant fall in average Brent oil prices, combined with lower sales volumes impacting our oil and gas business and reduced sales from our power business.

Operating profit decreased from Rs. 127,528 million in fiscal year 2014 to operating loss of Rs. 299,215 million ($ 4,516.5 million) in fiscal year 2015, a decrease of Rs. 426,743 million, or 334.6%. The decrease in operating profit was primarily due to impairment charge of Rs. 406,438 million ($ 6,134.9 million) mainly in our oil and gas business. Operating profit excluding impairment (which is derived by adding impairment charge to the operating profit solely for comparability purposes) in fiscal year 2015 was at Rs. 107,223 a decrease of Rs. 20,305 million or 15.9%. The reduction in operating profit excluding impairment was primarily due to lower sales realization in oil and gas business which was impacted by the significant fall in average oil prices. This was partially offset by an increase in the average LME prices of zinc and lower depreciation costs across all businesses. In line with its accounting policy, the Group has carried out a review of the useful life of its assets and considering the physical condition of the assets and benchmarking analysis, the Group has revised the useful life. The carrying value of the assets has been depreciated over the revised remaining useful life with effect from October 1, 2014. The impact in the fiscal year 2015 was a reduction by Rs. 4,337 million in depreciation as compared to fiscal year 2014. Operating margin excluding impairment charge decreased from 17.6% in fiscal year 2014 to 14.6% in fiscal year 2015, as the operating margins decreased in zinc and oil and gas business as a result of lower production in zinc and lower average oil prices in oil and gas business. However, operating margins improved in our copper and aluminium businesses, driven by higher average LME prices of aluminium and in our copper business on account of higher production and TcRc rates.

Contributing factors to our consolidated operating profit were as follows:

•	Cost of sales increased from Rs. 557,900 million in fiscal year 2014 to Rs. 995,968 million ($ 15,033.5 million) in fiscal year 2015, an increase of Rs. 438,068 million, or 78.5%. The increase is primarily due to impairment charge of Rs. 406,438 million ($ 6,134.9 million). Cost of sales excluding impairment for fiscal year 2015 was Rs. 589,530 million, an increase of Rs. 31,630 million, or 5.7%. The increase was due to higher power and fuel costs across our business and higher exploration cost in oil and gas business in fiscal year 2015 as compared to fiscal year 2014.

•	Other operating income increased from Rs. 4,541 million in fiscal year 2014 to Rs. 4,802 million ($ 72.5 million) in fiscal year 2015, an increase of Rs. 261 million, or 5.7%. The increase was primarily due to higher realization from scrap sales of Rs. 184 million and higher profits on the sale of fixed assets amounting to Rs. 72 million.

•	Distribution expenses decreased from Rs. 12,127 million in fiscal year 2014 to Rs. 10,078 million ($ 152.1 million) in fiscal year 2015, a decrease of Rs. 2,049 million, or 16.9%, mainly due to reduced sales in CMT and our zinc international business. As a result, distribution expense as a percentage of revenue decreased from 1.7% in fiscal year 2014 to 1.4% in fiscal year 2015.

•	Administration expenses decreased from Rs. 32,229 million in fiscal year 2014 to Rs. 31,550 million ($ 476.2 million) in fiscal year 2015, a decrease of Rs. 679 million, or 2.1% mainly due to foreign exchange differences of Rs. 4,008 million partially offset by higher personnel and administration expenses by Rs. 3,325 million. As a percentage of revenue, administration expenses decreased from 4.4% in fiscal year 2014 to 4.3% in fiscal year 2015.

Zinc India

Revenue in the Zinc India segment increased from Rs. 131,980 million in fiscal year 2014 to Rs. 144,127 million ($ 2,175.5 million) in fiscal year 2015, an increase of Rs. 12,147 million, or 9.2%. This increase was primarily driven by higher daily average LME prices of zinc and higher lead production, offset by lower production of zinc and silver and lower daily average LME prices of lead and silver.

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

Operating profit in the zinc India segment increased from Rs. 61,696 million in fiscal year 2014 to Rs. 62,267 million ($ 939.9 million) in fiscal year 2015, an increase of Rs. 571 million, or 0.9%, whereas, operating margin decreased from 46.7% in fiscal year 2014 to 43.3% in fiscal year 2015. The increase in operating profit in fiscal year 2015 was primarily due to the higher average LME prices of zinc, increase in lead sales volume and Rupee depreciation offset by reduction in zinc and silver sales volume and lower daily average LME prices of lead and lower daily average silver London Bullion Market Association prices. Operating profit was also negatively affected by increase in the cost of production of zinc (net of by-product revenue) from Rs. 59,561 per ton in fiscal year 2014 to Rs. 67,914 per ton in fiscal year 2015 and cost of production of lead (net of by-product revenue) from Rs. 61,274 per ton in fiscal year 2014 to Rs. 63,057 per ton in fiscal year 2015. Increase in depreciation by Rs. 1,392 million in fiscal year 2015 as compared to fiscal year 2014 further impacted the operating profit. The decrease in operating margin was also due to lower daily average LME prices of lead, lower daily average silver London Bullion Market Association prices and higher cost of production in fiscal year 2015.

Zinc International

Revenue from external customers in the Zinc International segment decreased from Rs. 40,156 million in fiscal year 2014 to Rs. 35,886 million ($ 541.7 million) in fiscal year 2015, a decrease of Rs. 4,270 million or 10.6%. The decrease in revenue was primarily due to lower volumes in all the units combined with fall in daily average lead LME prices offset by the increase in daily average zinc LME prices and Rupee depreciation against the US dollar. Specifically:

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

Operating profit in the Zinc International segment increased from Rs. 2,484 million in fiscal year 2014 to Rs. 4,268 ($ 64.4 million) in fiscal year 2015, an increase of Rs. 1,784 million or 71.8%, largely on account of impairment charge of Rs. 2,873 million in fiscal year 2014. Operating profit excluding impairment charge decreased from Rs. 5,357 million in fiscal year 2014 to Rs. 4,268 million ($ 64.4 million) in fiscal year 2015, a decrease of Rs. 1,089 million or 20.3%, largely on account of the fall in volumes driven by an unplanned shutdown at our mine in Skorpion and reduction in volumes at our mines in Lisheen and BMM and higher cost of production. Operating margin (excluding impairment charge in fiscal year 2014) decreased from 13.3% in fiscal year 2014 to 11.9% in fiscal year 2015.

Oil and Gas Business

Revenue from external customers in the oil and gas segment decreased from Rs. 187,103 million in fiscal year 2014 to Rs. 146,945 million ($ 2,218.0 million) in fiscal year 2015, a decrease of Rs. 40,158 million or 21.5%. The decrease in revenue was primarily contributed to the significant fall in average Brent oil prices combined with lower entitlement interest sales volumes which was partially offset by depreciation of the Rupee against the US dollar. Specifically:

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

Operating profit in the oil and gas segment decreased from Rs. 53,942 million in fiscal year 2014 to an operating loss of Rs. 395,146 million ($ 5,964.5 million) in fiscal year 2015, a decrease of Rs. 449,088 million or 832.5%. Impairment loss of Rs. 406,144 million ($ 6,130.5 million), lower sales realizations and higher exploration cost written off in fiscal year 2015 contributed to such operating loss of Rs. 395,146 million, which was partially offset by a decrease in the depletion charge in the same fiscal year. Exploration costs written off were higher in fiscal year 2015 as two major wells were declared dry and the well cost of these two wells were written off.

Iron Ore

Revenue from external customers increased from Rs. 16,516 million in fiscal year 2014 to Rs. 19,039 million ($ 287.4 million) in fiscal year 2015, an increase of Rs. 2,523 million, or 15.3%. The increase was primarily due to higher volumes of sales from Karnataka in the comparable period and increase in pig iron and metallurgical coke production.

•	Iron ore production decreased from 1.5 million tons in fiscal year 2014 to 0.6 million tons in fiscal year 2015, a decrease of 0.9 million tons or 60% due to a mining ban in the states of Karnataka and Goa during fiscal year 2014. At Karnataka, production recommenced on February 28, 2015, following receipt of all requisite clearances and approvals, at an annual capacity of 2.29 mtpa.

•	The production of pig iron and metallurgical coke was higher by 19.8% and 22.6% to 610,757 tons and 499,919 tons, respectively. The increase is primarily due to the full year operations of new pig iron capacity which is now fully ramped up and further de-bottlenecking of the pig iron plant which resulted in an increase in capacity from 625,000 tons to 700,000 tons.

Operating loss in the iron ore segment decreased from Rs. 5,476 million in fiscal year 2014 to Rs. 3,422 million ($ 51.7 million) in fiscal year 2015, a decrease of Rs. 2,054 million. The decrease in operating loss is primarily due to the increase in sales from Karnataka through e-auction and higher production of pig iron and metallurgical coke.

Copper

Revenue from external customers increased from Rs. 205,577 million in fiscal year 2014 to Rs. 225,198 million ($ 3,399.2 million) in fiscal year 2015, an increase of Rs. 19,621 million, or 9.5%. This increase was primarily due to the increase in production of cathodes, higher TcRc and higher sales in Fujairah. Specifically:

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

Operating profit in the copper segment increased from Rs. 8,876 million in fiscal year 2014 to Rs. 14,344 million ($ 216.5 million) in fiscal year 2015, an increase of Rs. 5,468 million, or 61.6%. Operating margin also increased from 4.3% in fiscal year 2014 to 6.4% in fiscal year 2015. The increase in operating profit was primarily due to an increase in volume in fiscal year 2015 as production in fiscal year 2014 was impacted by lower volumes on account of temporary smelter closure and higher costs of production and higher TcRc rates in line with the market conditions. In particular:

•	TcRc rates increased from an average of 16.6 ¢/lb realized in fiscal year 2014 to an average of 21.4 ¢/lb realized in fiscal year 2015.

•	Cost of production net of by-product and free copper revenue, which consists of cost of smelting and refining costs, decreased from 9.7 ¢/lb in fiscal year 2014 to 4.2 ¢/lb in fiscal year 2015, primarily due to higher average realization on the sale of sulphuric acid, a by-product, from Rs. 1,278 per ton in fiscal year 2014 to Rs. 2,779 per ton in fiscal year 2015.

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 107,790 million in fiscal year 2014 to Rs. 126,900 million ($ 1,915.5 million) in fiscal year 2015, an increase of Rs. 19,110 million, or 17.7%. This increase was primarily due to an increase in production from our new smelter in BALCO and an increase in the daily average LME prices of aluminium and premium on metal, offset by higher purchased alumina prices. Specifically:

•	Aluminium production increased from 794,289 tons in fiscal year 2014 to 877,259 tons in fiscal year 2015, an increase of 10.4%. Production of value added products increased from 57.7% in fiscal year 2014 to 53.4% in fiscal year 2015.

•	Aluminium sales increased from 792,971 tons in fiscal year 2014 to 877,549 tons in fiscal year 2015, an increase of 10.7% in line with the increase in production from new smelter in Korba. Sales of aluminium ingots increased from 335,241 tons in fiscal year 2014 to 405,300 tons in fiscal year 2015, an increase of 28.0%. Wire rod sales were flat from 286,146 tons in fiscal year 2014 to 310,446 tons in fiscal year 2015, and rolled product sales decreased from 50,504 tons in fiscal year 2014 to 46,165 tons in fiscal year 2015, a decrease of 8.6%, reflecting the market conditions. Billets sales decreased from 121,080 tons in fiscal year 2014 to 115,639 tons in fiscal year 2015, representing a decrease of 4.5%.

•	Aluminium sales in the domestic market decreased from 545,514 tons in fiscal year 2014 to 519,920 tons in fiscal year 2015, a decrease of 4.7%. Domestic sales decreased in fiscal year 2015 due to the substitution of aluminium ingots with lower priced imported aluminium scrap by the domestic customers. Our aluminium exports increased from 247,456 tons in fiscal year 2014 to 357,629 tons in fiscal year 2015. Our domestic sales as a percentage of total sales decreased from 68.8% in fiscal year 2014 to 59.2% in fiscal year 2015.

•	The daily average aluminium cash settlement price on the LME increased from $ 1,773 per ton in fiscal year 2014 to $ 1,890 per ton in fiscal year 2015, an increase of 6.6%.

Operating profit in the aluminium segment increased from Rs. 4,979 million in fiscal year 2014 to Rs. 13,752 million ($ 207.6 million) in fiscal year 2015, an increase of Rs. 8,773 million. Higher sales realization due to an increase in average LME prices of aluminium, higher volumes and premium and depreciation of the Indian Rupee against the US dollar contributed to the increase in operating profit which was partially offset by higher purchased alumina prices and higher e-auction coal prices.

Power

Revenue from external customers in the power segment decreased from Rs. 35,076 million in fiscal year 2014 to Rs. 33,906 million ($ 511.8 million) in fiscal year 2015, a decrease of Rs. 1,170 million or 3.3%.The Jharsuguda 2,400 MW power plant operated at a lower Plant Load Factor (PLF) of 39% during fiscal year 2015 due to lower market demand and transmission constraints for some regions. Specifically:

•	Power sales increased from 9,374 million units in fiscal year 2014 to 9,859 million units in fiscal year 2015, an increase of 5.2%. This was primarily due to the commencement of operations at our 660 MW TSPL commercial power plant during 2015. This was partially offset by reduction in power sales from Jharsuguda 2,400 MW and BALCO 270 MW. Whereas, excluding the trial runs, the net power sold increased from 9,374 million units (excluding the power generated under trial runs (Nil)) in fiscal year 2014 to 9,585 million units (excluding the power generated under trial runs (274 million units)) in fiscal year 2015, an increase of 2.3%.

•	The average power realization decreased from Rs. 3.54 per unit in fiscal year 2014 to Rs. 3.12 per unit in fiscal year 2015, a decrease of 11.9%.(excluding power from the 660 MW TSPL commercial power plant)

•	Cost of generation at the power business decreased from Rs. 2.23 per unit in fiscal years 2014 to Rs. 2.14 in fiscal year 2015, a decrease of 4.0% on account of lower coal costs.

Operating profit in the power segment increased from Rs. 1,494 million in fiscal year 2014 to Rs. 4,484 million ($ 67.7 million) in fiscal year 2015, an increase of Rs. 2,990 million or 200.1%, primarily as a result of sales from our 660 MW TSPL commercial power plant commissioned during 2015 and lower depreciation on account of revised estimates of useful life. Operating margin increased from 4.3% in fiscal year 2014 to 13.2% in fiscal year 2015.

Other

Operating profit in our other business segment increased from operating loss of Rs. 467 million in fiscal year 2014 to operating profit of Rs.238 million ($ 3.6 million) in fiscal year 2015.

Investment and Other income

Investment and other income increased from Rs. 42,165 million in fiscal year 2014 to Rs. 51,154 million ($ 772.1 million) in fiscal year 2015 an increase of Rs. 8,989 million or 21.3%, primarily due to an increase in fair value gain on financial assets held for trading, primarily on investments held at HZL.

Finance costs

Finance costs decreased from Rs. 72,821 million in fiscal year 2014 to Rs. 63,398 million ($ 957.0 million) by Rs. 9,423 million or 12.9% in fiscal year 2015. This was on account of translation loss on foreign currency borrowings as Rupee depreciation against the US dollar in fiscal year 2015 was at 4.2 % as compared to 10.5 % in fiscal year 2014 and reduced interest on convertible bond which was repaid in October 2014.

Tax expense

Tax expense/credit changed from tax expense of Rs. 34,646 million in fiscal year 2014 to tax credit of Rs. 108,320 million ($ 1,635.0 million) in fiscal year 2015. Our effective income tax rate, calculated as tax expense/credit divided by our profit before taxes, was expense of 35.8% in fiscal year 2014 as compared to expense of 34.8% in fiscal year 2015. The effective tax rate was in line with the previous year. The tax credit in the current year includes deferred tax reversal on impairment charge of Rs. 131,340 million.

Non-controlling interest

On account of above mentioned factors, profit for the year decreased from Rs. 62,226 million in fiscal year 2014 to loss of Rs. 203,139 million ($ 3,066.2 million) in fiscal year 2015, a decrease of Rs. 265,365 million or 426.5%.

Profit attributable to non-controlling interest decreased from profit of Rs. 46,760 million in fiscal year 2014 to loss of Rs. 74,789 million ($ 1,128.9 million) in fiscal year 2015, a decrease of Rs. 121,549 million or 259.9%, driven by the fall in profit during the year. Non-controlling interest as a percentage of profit or loss decreased from 75.1% in fiscal year 2014 to 36.8% in fiscal year 2015.

Liquidity and Capital Resources

The following table is derived from our selected consolidated financial data and sets forth our cash flow for the fiscal years 2012, 2013, 2014, 2015 and 2016:

	For the Year Ended March 31,
	2012	2013	2014	2015	2016	2016
	(Rs. In millions)					(US$ in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	154,064	97,110	56,199	125,710	107,352	1,620.4
Investing activities	(484,939)	(153,176)	(52,631)	(43,939)	(42,613)	(643.2)
Financing activities	370,706	1,855	(6,280)	(86,448)	(52,714)	(795.7)

Liquidity

As of March 31, 2016, we had cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 587,062 million ($ 8,861.3 million), and near-term debt redemption obligations of Rs. 73,615 million ($ 1,111.2 million), and we had, on a standalone basis, cash and short term investments (excluding restricted cash and cash equivalents) totaling Rs. 13,008 million ($ 196.3 million). We expect that our current cash, short term investments and our cash flows from operations together with refinancing of some of our debt will be our principal sources of cash to satisfy our capital requirements for the next few years.

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

Our business is heavily dependent on plant and machinery for the production of our copper, zinc, oil and gas, iron ore and aluminium products, as well as investments in our mining and exploration operations and our commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. Our capital expenditures in fiscal year 2014, 2015 and 2016 were Rs. 95,309 million, Rs 103,742 million and Rs. 60,473 million ($ 912.8 million), respectively, largely due to our capacity expansion and new projects across our copper, zinc, aluminium and power businesses.

HZL has expansion projects in the amount of approximately Rs. 86,700 million ($ 1,308.7 million) to be spent on the expansion of its existing underground mines together with the development of the underground mine at Rampura Agucha, expansion of Sindesar Khurd, Zawar, Rajpura Dariba and Kayad mines. The plan also involves the opening up of a new mine at Bamnia Kalan in the Rajpura Dariba belt. Production from these mines will be gradually enhanced through the continuous development of the mines. As of March 31, 2016, Rs. 43,010 million ($ 649.2 million) has been spent.

We commenced exploration campaigns in Rajasthan in our oil and gas business to test prospective reserves. To unlock the potential, continued exploration drilling, seismic activities and construction activities, studies are being carried out. The estimated cost of this project is Rs. 36,423.4 million ($ 549.8 million). The capital expenditure spent on this project as of March 31, 2016, is Rs. 33,973.4 million ($ 512.8 million).

We have ongoing-projects in the amounts of approximately Rs. 249,763.7 million ($ 3,770.0 million) set up on the existing producing fields at Mangala, Bhagyam and Aishwariya. The plan involves ramping up or sustaining the production from all the fields for which additional wells and related surface facilities are being drilled and constructed. Further, the focus continues on infrastructure creation and prudent reservoir management in both, water flood and enhanced oil recovery implementation As of March 31, 2016, net Rs. 187,428.0 million ($ 2,829.1 million) was spent.

The Mangala Development pipeline is designed to evacuate the crude oil produced from the Rajasthan assets and provide access to markets. The pipeline ends at the coastal location of Bhogat. The entire length of the pipeline from the Mangala processing terminal to Bhogat is ready to receive crude oil. The estimated gross cost of developing the pipeline is Rs. 84,699.0 million ($ 1,278.5 million). As of March 31, 2016, Rs. 68,535.5 million ($ 1,034.5 million) has been spent.

We planned to invest Rs. 49,683.3 million ($ 749.9 million) to upgrade the existing Raageshwari gas terminal to provide increased capacity and also to unlock the opportunities in Mangala and Aishwariya Barmer hill development. We are also looking at the options to construct a new gas pipeline to monetize the additional gas potential in the block. As of March 31, 2016 Rs. 12,848.8 million ($ 193.9 million) has been spent.

We have Rs. 16,820 million ($ 253.9 million) of ongoing expansion projects to set up a 1200tpd copper smelter plant, but the expansion of the smelter is on hold as the necessary approvals have not yet been obtained. Specifically, the proposed capacity expansion at Tuticorin had been delayed since December 2009 due to a writ petition filed before the High Court of Madras which has been dismissed by an order dated April 28, 2016. We legitimately expect necessary approvals for setting up the project. We have incurred Rs. 6,423 million ($ 97.0 million) on these projects as of March 31, 2016.

BALCO is building a 1,200 MW coal-based captive power plant in Chhattisgarh consisting of four units of 300 MW each. Out of four units, two units meant for captive consumption and one unit for external wheeling started commercial production at various dates in phased manner during fiscal year 2016. The fourth unit has been commissioned and commenced commercial production on May 1, 2016.

BALCO is in the process of setting up a 325,000 tpa aluminium smelter and 1200 MW power facility at an estimated cost of Rs. 106,630 million ($ 1,609.5 million) which uses pre-baked technology from the Guiyang Aluminium Magnesium Design & Research Institute, or GAMI, of China. The first metal tapping from the 325,000 tpa aluminium smelter started in fiscal year 2015, and commercial production has been started during fiscal year 2015. The capital expenditure spent on these projects as of March 31, 2016 is Rs. 93,995 million ($ 1,418.8 million).

We planned to invest Rs. 106,000 million ($ 1,600.0 million) to expand our alumina refining capacity at Lanjigarh to 5 mmtpa by (i) increasing the current alumina refinery’s capacity to 2,000,000 tpa by de-bottlenecking; (ii) constructing a second alumina refinery with a capacity of 3 mmtpa; and (iii) constructing an associated 210 MW captive power plant. However, the expansion of the alumina refinery at Lanjigarh has been on hold since October 2010, the date of the MoEF’s direction to us to cease further construction. In the last quarter of fiscal year 2016, environment clearance was received for the Lanjigarh expansion project and environmental clearance up to 6 mtpa will be received as an amendment to existing environmental clearance on the acquisition of required land. Further, a Consent to Establish for 6 mtpa and Consent to Operate for 2 mpta has also been obtained. However, construction activity continues to be on hold and the management is evaluating possibilities of resumption of construction activities in Lanjigarh at the earliest. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information – Legal Proceedings” for details. As of March 31, 2016, we spent Rs. 55,387 million ($ 836.0 million) we are also investing an estimated Rs. 145,000 million ($ 2,188.7 million) to set up a second 1,250,000 tpa aluminium smelter. Power to the new smelter will be provided by our 2,400 MW power plant at Jharsuguda. As of March 31, 2016, we spent Rs. 124,760 million ($ 1883.2 million) on this project.

The first 660 MW unit of the Talwandi Sabo power plant was capitalized in fiscal year 2015 and the second 660 MW unit was capitalized on December 1, 2015 after successful completion of trial runs. The third unit will be commissioned in the second quarter of the fiscal year 2017. The estimated cost of this 1980 MW project is Rs. 115,460 million ($ 1,742.8 million). As of March 31, 2016, Rs. 108,018 million ($ 1,630.5 million) was spent on this project.

In fiscal year 2016 and fiscal years 2017 to 2018, we have scheduled loan repayment obligations, denominated in a mix of Indian Rupees and US dollars of Rs. 183,112 million ($ 2,764.0 million) and Rs. 322,655 million ($ 4,870.3 million), respectively, for various outstanding long-term loans. We plan to finance our capital expenditures and our loan repayment obligations out of our cash flows from operations and financing activities. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.

Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, we had exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. Based solely on the market price of HZL’s shares on the NSE on July 15, 2016 of Rs.196.2 ($ 3.0) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the GoI’s 1,247,950,590 shares in HZL would be Rs. 244,848 million ($ 3,695.8 million). If the GoI sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

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

We have consistently paid dividends including tax on dividend amounting to Rs. 27,057 million in fiscal year 2014, Rs. 27,081 million in fiscal year 2015 and Rs. 32,220 million ($ 486.3 million) in fiscal year 2016.

Capital Resources

We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. We do not depend on off-balance sheet financing arrangements. We believe that our working capital requirements can be sufficiently funded through our internal accruals and undrawn line of credit.

Comparison of Years Ended March 31, 2015 and March 31, 2016

Net Cash from Operating Activities

Net cash from operating activities was Rs. 107,352 million ($ 1,620.4 million) in fiscal year 2016 compared to net cash from operating activities of Rs. 125,710 million in fiscal year 2015, a decrease of Rs. 18,358 million. Net decrease in cash generation from operating activities was mainly due to following reasons:

•	net purchases of short term investments was Rs. 50,697 million ($ 765.5 million) in fiscal year 2016 compared to net purchase of short term investments of Rs. 4,869 million in fiscal year 2015.

•	income tax paid was Rs. 24,539 million ($ 370.4 million) in fiscal year 2016 compared to outflow of Rs. 37,806 million in fiscal year 2015.

•	the cash generated from operating assets and liabilities (working capital) in fiscal year 2016 was Rs. 65,645 million ($ 990.9 million) compared to cash used of Rs. 3,774 million in fiscal year 2015.

•	interest paid was Rs. 55,372 million ($ 835.8 million) in fiscal year 2016 compared to outflow of Rs. 84,816 million in fiscal year 2015.

•	interest received was Rs. 13,061 million ($ 197.1 million) in fiscal year 2016 compared to inflow of Rs. 18,453 million in fiscal year 2015.

•	dividends received was Rs. 4 million ($ 0.1 million) in fiscal year 2016 compared to inflow of Rs. 1 million in fiscal year 2015.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities was Rs. 42,613 million ($ 643.2 million) in fiscal year 2016 and Rs. 43,939 million in fiscal year 2015. The net cash used in investing activities in fiscal year 2016 was lower primarily due to:

•	lower cash used towards expansion projects and exploration across our zinc, oil and gas, iron ore, copper, aluminium and power businesses of Rs. 60,473 million ($ 912.8 million) in fiscal year 2016 as compared to Rs. 103,742 million in fiscal year 2015.

•	net cash inflow was Rs. 17,139 million ($ 258.7 million) in fiscal year 2016 as compared to net cash inflow from short term deposits of Rs. 61,026 million in fiscal year 2015.

•	net cash outflow on account of loans to related parties was Rs. 631 million ($ 9.5 million) in 2015 as compared to net cash outflow of Rs. 13 million in fiscal year 2015.

Net Cash used in Financing Activities

Net cash used in financing activities was Rs. 52,714 million ($ 795.7 million) in fiscal year 2016 and Rs. 86,448 million in fiscal year 2015, primarily on account of:

•	net cash inflow from long-term and short-term debts (other than working capital and related party debt) was Rs. 22,945 million ($ 346.3 million) as compared to cash inflow of Rs. 26,885 million in fiscal year 2015.

•	net cash inflow from acceptances was Rs. 1,757 million ($ 26.5 million) in fiscal year 2016 as compared to cash inflow of Rs. 2,911 million in fiscal year 2015.

•	net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of Rs. 32,220 million ($ 486.3 million) in fiscal year 2016 as compared to Rs. 27,081 million in fiscal year 2015.

•	net cash outflow from loans from related parties was Rs. 47,326 million ($ 714.4 million) in fiscal year 2016 as compared to cash outflow of Rs. 79,733 million in fiscal year 2015.

•	net cash outflow from working capital loans was Rs. 2,130 million ($ 32.2 million) in fiscal year 2016 as compared to cash inflow of Rs. 1,641 million in fiscal year 2015.

•	no net cash flow for buyback of shares of subsidiary in fiscal year 2016 as compared to of cash outflow of Rs. 11,218 million in fiscal year 2015.

Comparison of Years Ended March 31, 2014 and March 31, 2015

Net Cash from Operating Activities

Net cash from operating activities was Rs. 125,710 million ($ 1,897.5 million) in fiscal year 2015 compared to net cash from operating activities of Rs. 56,199 million in fiscal year 2014, an increase of Rs. 69,511 million. Net increase in cash generation from operating activities was mainly due to following reasons:

•	net purchases of short term investments was Rs. 4,869 million ($ 73.5 million) in fiscal year 2015 compared to net purchase of short term investments of Rs. 120,662 million in fiscal year 2014.

•	income tax paid was Rs. 37,806 million ($ 570.7 million) in fiscal year 2015 compared to outflow of Rs. 46,703 million in fiscal year 2014.

•	the cash generated from operating assets and liabilities (working capital) in fiscal year 2015 was Rs. 3,774 million ($ 57.0 million) compared to cash used of Rs. 7,078 million in fiscal year 2014.

•	interest paid was Rs. 84,816 million ($1,280.2 million) in fiscal year 2015 compared to outflow of Rs. 49,625 million in fiscal year 2014.

•	interest received was Rs.18,453 million ($ 278.5 million) in fiscal year 2015 compared to inflow of Rs. 16,678 million in fiscal year 2014.

•	dividends received was Rs. 1 million ($ 0.0 million) in fiscal year 2015 compared to inflow of Rs. 67 million in fiscal year 2014.

We believe our current working capital is sufficient for our present capital requirements.

Net Cash used in Investing Activities

Net cash used in investing activities was Rs. 43,939 million ($ 663.2 million) in fiscal year 2015 and Rs. 52,631 million in fiscal year 2014. The net cash used in investing activities in fiscal year 2015 was lower primarily due to:

•	higher cash used towards expansion projects and exploration across our zinc, oil and gas, iron ore, copper, aluminium and power businesses of Rs. 103,742 million ($ 1,565.9 million) in fiscal year 2015 as compared to Rs. 95,309 million in fiscal year 2014.

•	net cash inflow was Rs. 61,026 million ($ 921.1 million) in fiscal year 2015 as compared to net cash inflow from short term deposits of Rs. 42,944 million in fiscal year 2014.

•	net cash inflow on account of loans to related parties was Rs. 13 million ($ 0.2 million) in 2015 as compared to net cash outflow of Rs. 3,473 million in fiscal year 2014.

Net Cash provided by Financing Activities

Net cash used in financing activities was Rs. 86,448 million ($ 1,304.9 million) in fiscal year 2015 and Rs. 6,280 million in fiscal year 2014, primarily on account of:

•	net cash inflow from long-term and short-term debts (other than working capital and related party debt) was Rs. 26,885 million ($ 405.8 million) as compared to cash outflow of Rs. 64,832 million in 2014.

•	net cash inflow from acceptances was Rs. 2,911 million ($ 43.9 million) in fiscal year 2015 as compared to cash inflow of Rs. 10,344 million in fiscal year 2014.

•	net cash outflow for payment of dividend (including deemed dividend and payment of dividend by subsidiaries to non-controlling interests) of Rs. 27,081 million ($ 408.8 million) in fiscal year 2015 as compared to Rs. 27,056 million in fiscal year 2014.

•	net cash outflow from loans from related parties was Rs. 79,733 million ($ 1,203.5 million) in fiscal year 2015 as compared to cash inflow of Rs. 84,459 million in fiscal year 2014.

•	net cash inflow from working capital loans was Rs. 1,641 million ($ 24.8 million) in fiscal year 2015 as compared to cash outflow of Rs. 8,275 million in fiscal year 2014.

•	net cash outflow for buyback of shares of subsidiary was Rs. 11,218 million ($ 169.3 million) in fiscal year 2015 as compared to of Rs. 1,065 million in fiscal year 2014.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements.

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL Limited and India Ratings. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Outstanding Loans

See Note 17. “Borrowings” of Notes to the Consolidated financial statements.

Export Obligations

See Note 29.a.i. “Commitments, contingencies and guarantees - Commitments and contingencies - Export Obligations” of Notes to the Consolidated financial statements.

Guarantees

See Note 29.b. “Commitments, contingencies and guarantees - Guarantees” of Notes to the Consolidated financial statements.

Capital Expenditure and Commitments

Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	the establishment of our planned commercial power generation business;

•	consolidation of our ownership in our various subsidiaries; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.

The following table shows our capital expenditures in fiscal years 2014, 2015 and 2016:

	For Year Ended March 31,
	2014	2015	2016	2016
	(in millions)			(US dollars in millions)
Capital Expenditure	95,309	103,742	60,473	912.8

We had significant capital commitments as of March 31, 2015 and March 31, 2016 amounting to Rs. 115,741 million and Rs. 83,344 million ($ 1,258.0 million) respectively, related primarily to capacity expansion projects, including the following commitments:

(i)	Rs. 6,142 million ($ 92.7 million) for commercial power generation business;

(ii)	Rs. 34,423 million ($ 519.6 million) for capacity expansion at aluminium business;

(iii)	Rs. 20,148 million ($ 304.1 million) for capacity expansion at HZL;

(iv)	Rs. 15,047 million ($ 227.1 million) for copper business; and

(v)	Rs. 2,750 million ($ 41.5 million) for expansion at Cairn.

Contingencies

See Note 29.a.ii. “Commitments, contingencies and guarantees - Commitments and contingencies - Contingencies” of Notes to the consolidated financial statements.

Off-Balance Sheet Arrangements

See “Note 29 of Notes to the Consolidated financial statements”

Contractual Obligations

The following table sets out our total future commitments to settle contractual obligations as of March 31, 2016:

	Payment Due by Period (in millions)
									More than
	Total		Less than 1 Year		1-3 Years		3-5 Years		5 Years
	(Rs.)	(US$)	(Rs.)	(US$)	(Rs.)	(US$)	(Rs.)	(US$)	(Rs.)	(US$)
Bank loans and borrowings	678,741	10,245	183,112	2,764	322,655	4,870	105,248	1,589	67,725	1,022
Interest commitments	157,943	2,384	51,759	781	61,540	929	22,905	346	21,738	328
Other non-current liabilities(1)	4,630	70	—	—	1,880	28	326	5	2,424	37
Capital commitments	83,344	1,258	40,657	614	42,616	643	45	1	26	1

Total	924,658	13,957	275,528	4,159	428,691	6,470	128,524	1,941	91,913	1,388

(1)	Other non-current liabilities consist of security deposits and retentions.

Our total future commitments to settle contractual obligations as of March 31, 2016 were Rs. 924,658 million ($ 13,957.1 million), representing a Rs. 53,872 million decrease as compared to our total future commitments to settle contractual obligations as of March 31, 2015.

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

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees as of the date hereof:

Name	Age	Position

Anil Agarwal(1)	64	Chairman Emeritus

Directors
Navin Agarwal(2)	55	Executive Chairman and Whole Time Director*
Naresh Chandra(3)	82	Non-Executive Director
Lalita D. Gupte(4)	67	Non-Executive Director
Anuradha Dutt(5)	58	Non-Executive Director
Ravi Kant(6)	71	Non-Executive Director
Tom Albanese(7)	58	Chief Executive Officer and Whole Time Director*
Tarun Jain(8)	56	Whole Time Director*
Din Dayal Jalan(9)	59	Chief Financial Officer and Whole Time Director*

Other Executive Officers
Dilip Golani	50	Director, Group Management Assurance
Mansoor Siddiqi	63	Group Director, Projects
Roma Balwani	63	President, Group Communications, Corporate Social Responsibility and Sustainability
G.R.Arun Kumar	44	Deputy Chief Financial Officer, Vedanta
Samir Cairae	52	Chief Executive Officer - Diversified Metals (India)
Suresh Bose	48	Head – Group Human Resources

Other Significant Employees

Zinc Global
Akhilesh Joshi	62	President – Global Zinc Business

Zinc India
Sunil Duggal	54	Chief Executive Officer, HZL
Amitabh Gupta	54	Chief Financial Officer, HZL

Zinc International
Deshnee Naidoo	40	Chief Executive Officer, Zinc International Division

Oil and Gas
Sudhir Mathur	54	Chief Financial Officer and Acting Chief Executive Officer, Cairn India

Iron Ore
Rajagopal Kishore Kumar	53	Chief Executive Officer, Iron Ore Business

Copper
P. Ramnath	57	Chief Executive Officer, Copper Operations at Tuticorin and Silvassa
Anup Agarwal	43	Chief Financial Officer, Copper Operations at Tuticorin and Silvassa

Aluminium and Power
Abhijit Pati	52	Chief Executive Officer, Aluminium
Ramesh Nair	47	Chief Executive Officer, BALCO
Niranjan Kumar Gupta	45	Chief Financial Officer, Aluminium and Power Business
Ajay Dixit	57	Chief Executive Officer, Power business

Notes:

*	A “Whole Time Director” is a director who is employed full-time in rendering services to our Company with respect to which he is a director. An individual can be a Whole Time Director with respect to only one company, although he or she may accept the position of Non-Whole Time Director in other companies.
(1)	Anil Agarwal was appointed as the Chairman Emeritus of our Company with effect from April 1, 2014. He ceased to be a member of the Board with effect from April 1, 2014.
(2)	Navin Agarwal was re-appointed as Executive Chairman with effect from April 1, 2014. He is a member of the Nomination and Remuneration Committee.
(3)	Naresh Chandra was appointed as a Non-Executive Director with effect from March 29, 2014. Subsequently his appointment as an Independent Director has been fixed for a period of three years effective as of January 29, 2015 to January 28, 2018 which was approved by the shareholders of the Company through postal ballot on March 30, 2015. Naresh Chandra is a member of the Audit Committee. He is also the Chairman of the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee.
(4)	Lalita D. Gupte was appointed as a Non-Executive Director with effect from March 29, 2014. Subsequently her appointment as an Independent Director has been fixed for a period of three years effective as of January 29, 2015 to January 28, 2018 which was approved by the shareholders of the Company through postal ballot on March 30, 2015. Lalita D. Gupte is the Chairperson of the Audit Committee and is a member of the Stakeholders Relationship Committee and Nomination and Remuneration Committee.
(5)	Anuradha Dutt was appointed as an additional director and an Independent Director for a term of three years effective as of April 27, 2015 to April 26, 2018 which was approved by the shareholders of the Company in the Annual General Meeting on July 11, 2015. She has been appointed as the Chairperson of Stakeholders Relationship Committee and as a member of Corporate Social Responsibility Committee on May 28, 2015.
(6)	Ravi Kant was appointed as a Non-Executive Director with effect from January 28, 2014. Subsequently his appointment as an Independent Director has been fixed for a period of three years effective as of January 29, 2015 to January 28, 2018 which was approved by the shareholders of the Company through postal ballot on March 30, 2015. Ravi Kant is a member of the Audit Committee, Nomination and Remuneration Committee and the Corporate Social Responsibility Committee.
(7)	Tom Albanese was appointed as the Chief Executive Officer and Whole Time Director with effect from April 1, 2014. Tom Albanese is a member of the Corporate Social Responsibility Committee and Risk Management Committee.
(8)	Tarun Jain was appointed as a Whole Time Director with effect from April 1, 2014. Tarun Jain is a member of the Corporate Social Responsibility Committee and the Risk Management Committee.
(9)	Din Dayal Jalan was appointed as Chief Financial Officer and Whole Time Director with effect from April 1, 2014. His service contract expired on September 30, 2014. This was further extended from October 1, 2014 to September 30, 2016. Din Dayal Jalan is a member of the Stakeholders Relationship Committee and the Risk Management Committee.

Chairman Emeritus

Anil Agarwal, who founded the Vedanta group in 1976 was appointed as our Chairman Emeritus with effect from April 1, 2014. Anil Agarwal is based in the United Kingdom. Anil Agarwal is also the Executive Chairman of Vedanta and a Director of Sterlite Technologies Limited. Anil Agarwal was previously our Chairman and Managing Director and Chief Executive Officer from 1980 until the expiration of his term in October 2004, and was our Non-Executive Chairman until March 2014. Anil Agarwal was also the Chief Executive Officer of Vedanta from December 2003 to March 2005. He has over 40 years of experience as an industrialist and has been instrumental in the growth and development of the Company since its inception. He is the son of Mr. Dwarka Prasad Agarwal and is the brother of Navin Agarwal. The business address of Anil Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Directors

Navin Agarwal was appointed as our Executive Chairman with effect from April 1, 2014. Prior to this he was the Executive Vice Chairman of SIIL. Navin Agarwal plays a key role in developing strategic thinking and the governance framework of the Group, and provides leadership for long-term planning, business development and capital planning. He has been part of the Group for the last 34 years since its inception and has extensive experience in the natural resources industry. Navin Agarwal plays a key role in the strategic and governance framework of the Group and provides leadership for its long-term planning, business development and capital planning. He has been instrumental in the growth of the Group, through world-scale organic projects as well as acquisitions. Navin Agarwal is also the Non-Executive Chairman of Cairn India, the Deputy Executive Chairman of Vedanta and a Non-Executive Director of HZL, Sterlite Iron & Steel Company Limited, Hare Krishna Packaging Private Limited and VRHL. He has over 30 years of experience in general management and commercial matters. Navin Agarwal has completed the Owner/President Management Program at Harvard University and is a Bachelor of Commerce from Sydenham College, Mumbai, India. Navin Agarwal is the son of Mr. Dwarka Prasad Agarwal and is the brother of Anil Agarwal. The business address of Navin Agarwal is 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400099, India.

Naresh Chandra is one of our independent directors and was appointed to our Board with effect from March 29, 2014. He has served as India’s Ambassador to the United States of America and was the Cabinet Secretary to the GoI. Naresh Chandra is a post graduate, Master of Science in Mathematics from Allahabad University and a retired officer of the Indian Administrative Services. Naresh Chandra has held various senior positions such as the Chairman of the Indian Government Committee on Corporate Governance, Senior Advisor to the Prime Minister, Governor of Gujarat and Chief Secretary to the Government of Rajasthan. He was also the recipient of the Padma Vibhushan award in 2007 by the President of India. Naresh Chandra serves as a director on the boards of several companies including Balrampur Chini Mills Limited, EROS International Media Limited, Electrosteel Castings Limited, Bajaj Auto Limited, Bajaj Finserv Limited, Bajaj Holdings and Investment Limited, Cairn India, Gammon Infrastructure Project Limited, Eros International Films Private Limited, and EROS International Plc. The business address of Naresh Chandra is C-4/4053, Vasant Kunj, New Delhi 110070, India.

Lalita D. Gupte is one of our independent directors and was appointed to our Board with effect from March 29, 2014. She is the former Joint Managing Director of ICICI Bank and is currently the Chairperson of ICICI Venture Funds Management Company Limited. Lalita D. Gupte joined the Board of ICICI Limited in 1994 as the Executive Director and remained on the Board as the Joint Managing Director until 2002 when it merged with ICICI Bank. She was the Joint Managing Director of ICICI Bank from 2002 until 2006. She has more than three decades of experience in the financial sector and has held various leadership positions in areas of leasing, planning and resources and corporate banking. She serves as a director on the Board of several companies including Godrej Properties Limited, Bharat Forge Limited, ICICI Venture Funds Management Company Limited, Kirloskar Brothers Limited and Chairperson of India Infradebt Limited. She holds a Bachelors degree in Economics and a Masters degree in Business Management. She completed her advanced management program from INSEAD. The business address of Lalita D. Gupte is ICICI Venture Fund Management Company Limited, ICICI Venture House, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025, Maharashtra, India.

Anuradha Dutt is one of our independent directors appointed to our Board with effect from April 27, 2015. She is one of the founding partners of the law firm, M/s DMD Advocates (formerly known as Dutt Menon Dunmorrsett) and has over 33 years of experience in corporate, commercial and tax litigation matters of national and international prominence. Beyond the field of law, Anuradha Dutt has played a vital role in bringing Women’s cricket to national and international prominence and continues to contribute as Vice-Chairman of the Women’s Cricket, Delhi and District Cricket Association. Anuradha Dutt has completed her Masters of Law from Columbia University, New York, USA, Bachelors of Law from Delhi University, India and Bachelor of Arts (Honors) in History from St. Stephens’ College, Delhi University. She serves on the Board of Lexnovum Consultaire Private Limited, Morrisett Litigators Private Limited, D&M Corporate Consultants Private Limited, Advent Corporate Services Private Limited and as a partner at M/s DMD Advocates. The business address of Anuradha Dutt is 78, Golf Links, New Delhi – 110 002, India.

Ravi Kant is one of our independent directors and was appointed to our Board with effect from January 28, 2014. He was earlier the Managing Director and Vice Chairman of Tata Motors Limited. He joined Tata Motors in 1999 and has been associated with Jaguar & Land Rover, Tata Daewoo Commercial Vehicles, Korea and Tata Motors, Thailand. Ravi Kant retired as the Vice-Chairman of Tata Motors Limited with effect from May 31, 2014. Prior to joining Tata Motors Limited, Ravi Kant was the Director of Phillips India Limited looking after the consumer electronics division. He has also worked with LML Limited, Titan Watches and other consumer and metal companies in senior positions. He is the Chairman of the Indian Institute of Management, Rohtak and is associated with Business Schools in Shanghai, Singapore, Kharagpur and Mumbai. He serves on the Board of Antar India Private Limited and KONE Corporation. Ravi Kant studied at Mayo College, Ajmer, the Indian Institute of Technology, Kharagpur and Aston University, Birmingham, United Kingdom, from where he completed his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by Aston University in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, United Kingdom. The business address of Ravi Kant is 114 B, NCPA Apartments, Nariman Point, Mumbai – 400 021, India.

Tom Albanese was appointed as our Chief Executive Officer and Whole Time Director with effect from April 1, 2014. He is also the Chief Executive Officer of Vedanta Resources Plc, Non-Executive Chairman of Konkola Copper Mines and Director of Vedanta Resources Holdings Limited. Prior to this, he was the Chief Executive Officer of Rio Tinto from May 2007 to January 2013. Tom Albanese was previously appointed as the Chief Executive of the Industrial Minerals group in 2000 after which he was appointed as Director of Group Resources in July 2006. Tom Albanese is also a member of the Board of Directors of Franco Nevada Corporation and co-Chairperson of the Confederation of Indian Industry National Committee on Mining for fiscal year 2017. In 2009, he joined the board of visitors for the Fuqua School of Business at Duke University in North Carolina. Tom Albanese was conferred with the ‘Mining Foundation of the Southwest’ 2009 American Mining Hall of Fame Award for his dedication, knowledge, leadership and inspiration to his peers in the mining industry. Tom Albanese holds a Bachelors degree in Mineral Economics and a Masters degree in Mining Engineering from the University of Alaska. The business address of Tom Albanese is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Tarun Jain was appointed to our Board as a Whole Time Director with effect from April 1, 2014. He was the Director of Finance of SIIL. Tarun Jain joined the Group in 1984 and has over 31 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Tarun Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Tarun Jain is also a director of Sterlite USA, BALCO, Cairn India, Vedanta Medical Research Foundation and Rajtaru Charity Foundation. The business address of Tarun Jain is Vedanta 75, Nehru Road, Vile Parle (East), Mumbai – 400 099, India.

Din Dayal Jalan is our Chief Financial Officer and was appointed to our Board with effect from April 1, 2014. Din Dayal Jalan joined our Company as the President of our Australian operations and was responsible for the business and operations of CMT and Thalanga Copper Mines Proprietary Limited from January 2001 to February 2002 before becoming Chief Financial Officer (metals) of our Company. Din Dayal Jalan has been the Chief Financial Officer of Vedanta since October 2005. Din Dayal Jalan is also a Non-Executive Director of Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Vedanta Resources Jersey Limited, Vedanta Resources Jersey II Limited, Vedanta Jersey Investment Limited, Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited), Thalanga Copper Mines Proprietary Limited, CMT, Sterlite Ports Limited, Sterlite Infraventures Limited, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Maritime Ventures Private Limited, Twinstar Mauritius Holdings Limited, Twinstar Energy Holdings Limited, THL Zinc Ventures Limited, THL Zinc Limited and Pecvest 17 (Proprietary) Limited, South Africa, Vedanta Finance UK Limited, Konkola Copper Mines Plc, Malco Energy Limited. Din Dayal Jalan has over 38 years of experience in financial management, corporate negotiations, financial control, business planning, due diligence, business development, treasury, capital raising, business restructuring, investor relations, commercial, taxation, human resources development and strategic planning. Din Dayal Jalan is a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India. The business address of Din Dayal Jalan is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Executive Officers

Dilip Golani currently heads the Group’s Management Assurance Services function. He previously headed the sales and marketing division for HZL and group performance management function. Prior to joining the group in April 2000, Dilip Golani was member of the Unilever corporate audit team responsible for auditing Unilever group companies in Central Asia, Middle East and Africa region. Prior to that, he was responsible for managing operations and marketing functions for one of the exports businesses of Unilever India. Dilip Golani has over 28 years of experience and has previously worked with organizations like Union Carbide India Limited and Ranbaxy Laboratories Limited. Dilip Golani is a Bachelor in Mechanical Engineering and has completed his post-graduation in Industrial Engineering and Management from National Institute of Industrial Engineering, Mumbai, India. The business address of Dilip Golani is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

Mansoor Siddiqi was appointed as the Group Director in-charge of projects in September 2011. Further, he is the Director of Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited and TSPL. He was a Director of Vedanta Aluminium until August 19, 2013 and its Whole Time Director until February 2011. Prior to his role in Vedanta Aluminium, he was the director (projects) for our Group and was managing expansion projects in our aluminium and power business. Mansoor Siddiqi joined our Group in 1991. Prior to joining our Group, Mansoor Siddiqi worked at Hindustan Copper Limited and has 40 years of experience in various areas of operations and project management. Mansoor Siddiqi has a Bachelor of Technology from the Indian Institute of Technology, Delhi, and a Post Graduate Diploma in Management from the All India Management Association, Delhi. The business address of Mansoor Siddiqi is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

Roma Balwani was appointed the President – Group Communications, Corporate Social Responsibility and Sustainability in August 2014. Prior to which she was the Executive Vice President – Group Communications and Corporate Social Responsibility since April 2014. Prior to joining us, she was the Chief Group Communications Officer at Mahindra & Mahindra. She carries more than three decades of experience in corporate communications having led corporate communication in companies such as APTECH Limited and Mahindra & Mahindra. She holds a Bachelors degree in Economics from Jai Hind College and a Masters degree in Marketing Management from The University of Mumbai. She has completed leadership programs at Harvard Business School and Michigan Ross Business School. The business address of Roma Balwani is Vedanta House, 75, Nehru Road, Vile Parle (East), Mumbai 400099, India.

G.R. Arun Kumar is the Deputy Chief Financial Officer of Vedanta since December 2013. He joined as the Chief Financial Officer of Vedanta Aluminium in May 2013. He has around 21 years of experience in finance having worked in companies like General Electric and Hindustan Unilever Limited. Prior to joining Vedanta Aluminium, he was the Chief Financial Officer—Asia Pacific (Appliances and Lighting) for General Electric, based out of Shanghai. G.R. Arun Kumar is a Bachelor of Commerce from Loyola University, Chennai and is a fellow member of the Institute of Chartered Accountants of India. The business address of G.R. Arun Kumar is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Samir Cairae was appointed as Chief Executive Officer, Diversified Metals (India) in January 2016. He provides operational and strategic leadership for Vedanta Limited’s aluminium, copper, power and iron ore divisions in addition to commercial and asset optimization functions. Prior to his appointment at Vedanta Limited, Samir Cairae held various senior leadership positions in global operations at the Lafarge group and Schlumberger Limited. He has wide experience in a number of corporate roles in strategy, mergers and acquisitions, industrial operations, in managing both growth and turnaround profit or loss roles in India, China, Philippines, France and has held senior positions in several complex businesses, including listed companies. In his last role before joining Vedanta Limited, he was heading the global industrial function for Lafarge’s 150 cement operations in over 45 countries and was based in Paris. Samir Cairae holds a graduate degree in Electrical Engineering from Indian Institute of Technology, Kanpur, and a Masters in Management from the Hautes Etudes Commercials School of Management, Paris. The business address of Samir Cairae is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Suresh Bose is the Head of Group Human Resources of the Group with effect from September 2015. Suresh Bose has 24 years of extensive experience in human resources, of which 14 years have been with the Vedanta Group where he has worked across different business units (including aluminium, copper and corporate) in human resource specialist roles. Prior to joining Vedanta Limited, Suresh Bose has been associated with HMT Limited, Larsen & Toubro Limited, Ford India Private Limited and Mahindra & Mahindra Limited. He also brings international human resource work experience of four years from Armenia Gold Recovery Company, Armenia. Suresh Bose has a dual Masters in Personnel Management & Industrial Relations from Tata Institute of Social Sciences, Mumbai and Institute of Social Studies, Hague, Netherlands. The business address of Suresh Bose is DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon – 122002, Haryana, India.

Other Significant Employees

Zinc Global Business

Akhilesh Joshi was appointed as the President of the Global Zinc Business in October 2015. He has 41 years of experience in the mining industry and joined HZL in 1976 and worked in various capacities at both the underground and opencast mines of HZL. In February 2012, he became the Chief Executive Officer of HZL. Prior to this, he was the Chief Operating Officer and Whole Time Director of HZL since October 2008. He was the recipient of the ‘National Mineral Award’ from the GoI in 2006 for his outstanding contribution in the field of mining technology and received the “Lifetime Achievement Award” from the Indian Mining Engineering Journal in the year 2013. In the same year Akhilesh Joshi received “Mining Engineer of the year” award from Mining Engineers Association of India and “HZL Gold Medal award 2013” from Indian Institute of Metals for his significant contribution to the non-ferrous metal sector in India. He has also been honored with “Business Today Best CEO Award (Core Sector)” by Business Today Group in the year 2013. Akhilesh Joshi also has life membership from institutions including Mining Engineers Association of India and Mining Geological and Metallurgical Institute of India. Moreover he is also a fellow member of the Institution of Engineers India. He is also the Director of Madanpur South Coal Company Limited. Akhilesh Joshi is a Bachelor of Engineering (Mining) from M.B.M. Engineering College, Jodhpur and a Post Graduate Diploma in Economic Evaluation of Mining Projects from School of Mines, Paris. He also has a first class Mine Manager’s Certificate of Competency.

Zinc India Business

Sunil Duggal was appointed as the Chief Executive Officer of HZL in October 2015. He joined HZL in August 2010 and has been a significant driver of the company’s growth over the years. His dedicated efforts on sustainability front have created safety awareness and helped building a robust safety culture. A result oriented professional with experience of leading high performance teams, he has worked in various leadership positions for more than 20 years and has extensive experience in project management, operations, human resources and supply chain. Successfully drives efficiency and productivity whilst reducing costs and inefficiencies and deliver innovative solutions to challenges. He is currently the President of Indian Lead Zinc Association and Vice Chairman of International Zinc Association. He is the recipient of the ‘Rajiv Gandhi Award’ for environmental excellence. He has presented on a series of papers on utilization of waste such as fly ash, jarosite, slag and others, and on environment practices and concrete technology in various national and international forums. He designed and executed the construction of India’s first high volume fly ash concrete road with 60 % fly ash. Sunil Duggal is a Bachelor of Engineering (Electrical) from Thapar Institute of Engineering and Technology, Patiala. He has participated in a leadership development and management development program at the International Institute for Management Development, Lausanne, Switzerland and the Indian Institute of Management, Kolkata, India.

Amitabh Gupta was appointed as the Chief Financial Officer of HZL in November 2011 and is responsible for its finance and accounting, legal and secretarial, treasury and investor relations, direct and indirect tax and information technology. Prior to this, he was the Chief Financial Officer of Moser Baer Solar Limited. He has over 29 years of experience in finance and has worked at companies including Cargill India, TeleTech India (Bharti Group) and Ranbaxy Laboratories Limited. He is a Bachelor of Commerce from Shriram College of Commerce, New Delhi. He was awarded the Best Chief Financial Officer in the metal sector in India by CNBC-TV18 in 2014. Amitabh Gupta is a member of the Institute of Chartered Accountants of India and the Institute of Cost Accountants of India.

Zinc International Business

Deshnee Naidoo was appointed as the Chief Executive Officer of Zinc International and Copper Mines of Tasmania (CMT) in February 2015. Deshnee Naidoo has over 17 years of experience in the resources industry including platinum, thermal coal and manganese. Prior to joining the Group, she was with Anglo American as Chief Financial Officer - Thermal Coal in South Africa. She had previously held various technical and commercial positions across Anglo American. She was awarded the JCI/Anglo Platinum bursary in 1994 to study Bachelor of Science (Chemical Engineering) at University of Natal, Durban, South Africa. She joined Anglo American in 1998 as a trainee metallurgist at the Precious Metals Refinery and over a 16 year span she held various roles including Process Engineering (Corporate Office), Process Control, Strategic Long Term Planning, Corporate Finance, Chief Executive Officer’s Office and Chief Financial Officer - Thermal Coal at Anglo American in which her responsibilities entailed management of two commodity groupings (thermal coal and manganese) across three regions (South Africa, South America and Australia).

Oil & Gas

Sudhir Mathur was appointed as the Chief Financial officer of Cairn India in September 2012. On May 20, 2016, Sudhir Mathur was appointed as the acting Chief Executive Officer of Cairn India with effect from June 5, 2016. He has over 30 years of experience working in various industries such as telecommunications, manufacturing, infrastructure and consulting. In addition to his role in the finance function, Sudhir Mathur is also responsible for commercial, legal, procurement and supply chain management, new business and program office at Cairn India. He began his career with PricewaterhouseCoopers in 1986. He joined Cairn India in 2012 as the Chief Financial Officer, prior to which he was the Chief Financial Officer and Head, Netco Business of Aircel Cellular Limited. Sudhir Mathur holds a Masters degree in Business Administration from Cornell University and a Bachelors degree in Economics from Sri Ram College of Commerce.

Iron Ore

Rajagopal Kishore Kumar was appointed as the Chief Executive Officer of our iron ore business with effect from February 2, 2015. Prior to this, he was appointed as the Chief Executive Officer (Base Metals) Africa with Konkola Copper Mines Plc, Zinc International business and CMT since August 2013. He was earlier appointed as the Chief Executive Officer of our Zinc International Division with effect from February 2011. Prior to this, Rajagopal Kishore Kumar headed our copper business at Konkola Copper Mines Plc since 2008 and Sterlite Copper India Limited since 2006. He has more than 31 years of experience in accounting, marketing, supply chain management, merger and acquisitions and business turnaround. Rajagopal Kishore Kumar joined our Company in April 2003 as Vice President of marketing for HZL and became senior Vice President of marketing for our copper division from June 2004 to December 2006, where he was responsible for copper marketing and concentrate procurement. Prior to joining our Company, Rajagopal Kishore Kumar was employed by Hindustan Unilever Limited for 12 years. Rajagopal Kishore Kumar has a Bachelor of Commerce from Kolkata University and is a member of the Institute of Chartered Accountants of India.

Copper Business

P. Ramnath was appointed the Chief Executive Officer of our copper operations in Tuticorin and Silvassa in September 2011 and has over 33 years of experience in chemicals, manufacturing and paper industries. P. Ramnath joined our Group in September 2011. Prior to joining our Group, he worked at Jubilant Life Sciences, Praxair India, SNF Ion Exchange, Bakelite Hylam Limited and Reliance Industries Limited. Prior to joining us, he was the Chief Operating Officer of JK Paper Limited. He is also a Director of Malco Energy Limited, Sterlite Infra Limited (formerly known as Sterlite Paper Limited), Sterlite Ports Limited and Sterlite Infraventures Limited. P. Ramnath is a Bachelor of Technology from Osmania University, Hyderabad and a Post Graduate Diploma from the Indian Institute of Management, Bengaluru.

Anup Agarwal was appointed as the Chief Financial Officer of our copper operations in Tuticorin and Silvassa in January 2015. Anup Agarwal is a member of the Institute of Chartered Accountants of India and the Institute of Cost and Works Accountants of India. He has 19 years of post-qualification experience in the manufacturing industry and joined Vedanta group in 2002. He has handled various roles in our Group including leadership positions in finance verticals at BALCO, Jharsuguda and Talwandi Sabo Power Limited before moving to our copper operations in Tuticorin and Silvassa.

Aluminium and Power Business

Abhijit Pati was appointed as Chief Executive Officer of our aluminium business in March 2015. Prior to this role, he was the President and Chief Operating Officer of our aluminium and power business at Orissa since April 2012. He has over 30 years of experience in aluminium industry. Prior to joining us, he was the Vice President with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr. Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminium Smelter in the year 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in the year 1999. He is a member of the National Energy Commission, GoI. He is a two times gold medalist from The Calcutta University and International Management Institute, New Delhi, Abhijit Pati is a first class honors Bachelor in Chemical Engineering from The Calcutta University and Masters in Business Administration from International Management Institute, New Delhi.

Ramesh Nair was appointed the Chief Executive Officer of our aluminium operations at BALCO in June 2013. Prior to joining BALCO, he worked at Jindal Stainless Limited as its President and Executive Director. Ramesh Nair has over 26 years of experience in the metals industry and has worked with the Group for 13 years in multiple functions. He had earlier joined the Vedanta Group’s copper business in the year 2000 and has varied experience in smelter operations, marketing and commercial. He was appointed as the Chief Operating Officer of our copper units at Tuticorin and Silvassa in the year 2008 with independent charge of the copper business and MALCO as its Director. Prior to joining us, Ramesh Nair worked at Essar Steel Limited. Ramesh Nair is a Bachelor of Technology (Electrical) from the National Institute of Technology, Kurukshetra.

Niranjan Kumar Gupta was appointed the Chief Financial Officer of our aluminium and power business in July 2014. Prior to this, Niranjan Kumar Gupta worked at Unilever, London, where he was the Global Finance Director – Household Care Category and at PricewaterhouseCoopers. He has over 22 years of experience of which 2 years pertains to Vedanta Limited and 20 years in business finance, supply chain, commercial, accounting and procurement in Unilever. Prior to this, he was associated with PricewaterhouseCoopers for 3 years. He is a qualified Chartered Accountant, Cost Accountant and Company Secretary.

Ajay Dixit was appointed the Chief Executive Officer of our power business in May 2015. He has 35 years of experience in the power industry and joined Vedanta Limited in May 2015. Prior to this, he was the Chief Executive Officer – Energy with Siemens, responsible for the overall operations of South Asia. He has wide experience in the field of entire energy chain comprising of power generation, automation, transmission and distribution. He also has experience in manufacturing and setting up plants in South Asia, Middle East and Africa. Ajay Dixit is a Bachelor of Engineering (Electrical) from Delhi College of Engineering.

B. Compensation

Compensation of Directors, Executive Officers and Significant Employees

The aggregate compensation we paid our executive directors, executive officers and significant employees for fiscal year 2016 was Rs. 1,415.2 million ($ 21.4 million), which includes Rs. 1,223.8 million ($ 18.5 million) paid towards salary, bonuses, allowances and other cash payments, Rs. 135.2 million ($ 2.0 million) paid and payable for the fair value of share options granted to our executive directors, executive officers and significant employees, and Rs. 56.3 million ($ 0.8 million) paid towards benefits such as contributions to the provident fund and superannuation fund. The total compensation paid to our most highly compensated executive director, executive officer or significant employees during fiscal year 2016 was Rs. 205.2 million ($ 3.1million) of which Rs. 172.3 million ($ 2.6 million) comprised salary, bonuses and allowances, Rs. 20.1 million ($ 0.3 million) comprised fair value of share options granted and Rs. 12.8 million ($ 0.2 million) comprised benefits such as contribution to the provident fund and superannuation fund.

The following table sets forth the compensation paid to our executive directors, executive officers and significant employees in fiscal year 2016, where the disclosure of compensation is required on an individual basis in India or is otherwise publicly disclosed by us:

Name	Salary, Bonuses,	Fair Value of Share Options granted	Contribution to
	Allowances and		Provident and
	Perquisites		Superannuation Funds
	(Rs. in millions)
Navin Agarwal	172.28	20.10	12.84
Tom Albanese	122.63	18.71	5.91
Din Dayal Jalan	70.51	8.89	—
Tarun Jain	108.18	18.64	7.42
Dilip Golani	42.54	5.52	1.58
Mansoor Siddiqi	32.61	3.78	—
Rajesh Padmanabhan(1)	24.78	0.38	0.74
Roma Balwani	21.73	1.42	—
G. R. Arun Kumar	23.58	2.84	1.60
Mukesh Bhavnani(2)	44.99	0.16	1.08
Samir Cairae(3)	24.64	—	1.57
Suresh Bose	7.51	1.89	0.47
Akhilesh Joshi	54.01	6.13	—
Amitabh Gupta	24.41	3.35	1.29
Sunil Duggal	30.04	4.71	1.71
Deshnee Naidoo	22.60	2.02	2.57
Mayank Ashar(4)(5)	158.66	4.00	7.84
Sudhir Mathur(5)	42.00	8.70	1.10
Rajagopal Kishore Kumar	49.33	6.78	2.98
Neelesh Talathi(6)	6.77	0.60	0.31

Name	Salary, Bonuses,	Fair Value of Share Options granted	Contribution to
	Allowances and		Provident and
	Perquisites		Superannuation Funds
	(Rs. in millions)
P. Ramnath	24.67	4.67	1.28
Anup Agarwal	10.06	1.78	0.51
Abhijit Pati	29.17	4.58	1.41
Ramesh Nair	18.44	2.93	1.43
Niranjan Kumar Gupta	17.21	2.35	0.93
Ajay Dixit	40.45	0.22	—

Notes:

(1)	Until October 31, 2015
(2)	Appointed in April 2015 until May 2016
(3)	Appointed in January 2016
(4)	Resigned in May 2016
(5)	Represents fair value of options granted under the Cairn India Performance Option Plan (including the Phantom Cairn India Performance Option Plan)
(6)	Resigned in August 2015

The aggregate compensation paid or payable to our non-executive directors for fiscal year 2016 was Rs. 24.4 million ($ 0.4 million), which comprised Rs. 2.4 million ($ 0.04 million) in sitting fees and Rs. 21.5 million ($ 0.3 million) in commissions.

We adopted the Vedanta Long-Term Incentive Plan in February 2004. Under the Vedanta Long-Term Incentive Plan, our directors and executive officers will be granted share awards which will entitle them to acquire the ordinary shares of Vedanta based on the performance of Vedanta’s total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals) measured over a three-year performance period and Vedanta’s financial performance. Vedanta adopted two new Employee Share Ownership Plan schemes in September 2012 and May 2013. The Employee Share Ownership Plans granted under these two schemes will vest based on the achievement of certain business performance targets. The vesting schedule is staggered over a period of three years. The Vedanta Performance Share Plan was launched in November 2014 and December 2015. Under this scheme, the vesting of options is based on the company’s performance as against its industry competitors and based on total shareholder return, for which the vesting percentage is determined over a three year performance period from the date of grant. During fiscal year 2016, Vedanta introduced the Deferred Share Bonus Plan, under which a portion of the annual bonus is deferred into shares and the awards granted under this scheme are not subject to any performance conditions and the vesting schedule is staggered over a period of two or three years.

Additionally, Cairn India has provided the Cairn India Performance Option Plan for national employees (wherein options are vested post achievement of vesting and performance conditions) and the Phantom Cairn India Performance Option Plan for expatriate employees (a “cash” based plan wherein the expatriate employees get cash post the vesting as per vesting and performance conditions instead of shares). Under the Cairn India Performance Option Plan (including the Phantom Cairn India Performance Option Plan), the options will vest and become exercisable at the end of the performance period which has been set by the remuneration committee at the time of grant, although such period will not be less than three years. However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee, and is subject to completion of a minimum service period of one year.

Outstanding Awards or Options

As of March 31, 2016, our directors, executive officers and significant employees as a group held options under the Vedanta Long-Term Incentive Plan, Employee Share Ownership Plan, Performance Share Plan and Deferred Share Bonus Plan to acquire an aggregate of 1,967,500 ordinary shares of Vedanta representing approximately 0.65% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $ 0.10 per ordinary share. The awards expire six months after their date of vesting. For more information, see “- Vedanta Long-Term Incentive Plan, Employee Share Ownership Plan, Performance Share Plan and Deferred Share Bonus Plan.”

As of March 31, 2016, a significant employees of Cairn India as a group held options under the Cairn India Performance Option Plan to acquire an aggregate of 100,592 ordinary shares of Cairn India representing approximately 0.01% of Cairn India’s share capital. The awards are exercisable on the third anniversary from the date of each grant at a price of Rs. 10 per share. The awards expire three months after their vesting date. Phantom CIPOP are not converted into shares and encashed based on vesting and performance conditions. For more information, see “- Cairn India Performance Option Plan (including Phantom Cairn India Performance Option Plan).”

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees. As of March 31, 2015 and March 31, 2016, the total amount set aside by us to provide pension, retirement or similar benefits was Rs. 2,508 million and Rs. 1,924 million ($ 29.0 million), respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the provident fund and we also participate in defined contribution schemes in Australia, Namibia, South Africa and Ireland. We have no further obligation under these schemes apart from our regular contributions. We contributed an aggregate of Rs. 1,073 million and Rs. 1,106 million ($ 16.7 million) to all these schemes in fiscal years 2015 and 2016, respectively.

Gratuity

In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 2,163 million and Rs. 1,618 million ($ 24.4 million) as at the end of fiscal years 2015 and 2016, respectively.

Superannuation Fund

It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 340 million and Rs. 408 million ($ 6.2 million) in fiscal years 2015 and 2016, respectively.

Compensated Absence

Our liability for compensated absences is determined on an undiscounted basis for short term liabilities and on an actuarial basis for long term liabilities, for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 2,501 million and Rs. 1,233 million ($ 18.6 million) as at the end of fiscal years 2015 and 2016, respectively.

Vedanta Long-Term Incentive Plan (“Vedanta LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)

We are a participating company in the Vedanta LTIP, ESOP, PSP and DSBP which was adopted by Vedanta to grant share options to its employees or employees of its subsidiaries. Awards under the plan may be granted to any employee of Vedanta or any of its subsidiaries who is not within six months of such employee’s normal retirement date. Additionally, the shareholders of the Company by way of postal ballot on March 30, 2015 approved the Vedanta Limited Employees Stock Option Scheme (“ESOS”) and issue of securities to the employees of the Company and its holding or subsidiary companies. No options have been granted to the employees under the scheme until date.

The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share. Vedanta is obligated to issue the shares upon achieving a satisfactory performance as per the applicable scheme. In accordance with the terms of agreement between Vedanta and us, the grant date fair value of the awards is recovered by Vedanta from us. The amount recovered by Vedanta has been recognized as compensation expense over the requisite service period of three years.

The Vedanta LTIP, ESOP and PSP is consistent with our reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for executive directors and senior employees. The maximum value of Vedanta ordinary shares which may be conditionally awarded in any financial year to a participant in the Vedanta LTIP, ESOP and PSP who is an executive director is restricted to 150% of that executive director’s annual base salary.

The Vedanta PSP 2014 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the Performance Share Plan with effect from November 17, 2014 for which the vesting condition will be the performance period of 36 months from April 1, 2014 to March 31, 2017. The Vedanta PSP 2015 shall vest three years from the date of the grant based on the Group’s relative TSR performance against the peer group of resource companies and continued employment with the Group. These options will be awarded to employees under the PSP with effect from December 30, 2015 for which the vesting condition will be the performance period of 36 months from December 30, 2015 to December 29, 2018. The DSBP is not subject to any performance conditions and the vesting schedule is staggered over a period of two or three years. The performance target which applies to vesting of awards under the ESOP is our business performance set against business plan for the financial year comprising operational deliverables, enabler parameters and sustainability performance specific to each company.

Cairn India Performance Option Plan (including Phantom Cairn India Performance Option Plan) (“CIPOP”)

Cairn India has provided the CIPOP to its eligible employees or eligible employees of its subsidiaries. The CIPOP is consistent with Cairn India’s total compensation philosophy, which aims to attract, motivate and retain world class talent. Rewards are commensurate with share price performance and achievement of key performance metrics and aligning the management’s interests with shareholder returns and long-term performance of the company.

Awards under the CIPOP in July 2013 shall vest on the third anniversary of the grant based on the vesting and performance condition of relative TSR (performance of Cairn India’s ordinary share price against the peer group of oil and gas companies and NSE Nifty index), employee performance rating and continued employment with Cairn India. These options were awarded to employees with effect from July 23, 2013 which will vest on the third anniversary (July 23, 2016). Awards under the CIPOP in July 2014 shall vest on the third anniversary of the grant based on the vesting and performance condition of relative TSR (performance of Cairn India’s ordinary share price against the peer group of oil and gas companies and NSE Nifty index), employee performance rating and continued employment with Cairn India. These options were awarded to employees with effect from July 22, 2014 which will vest on the third anniversary (July 22, 2017). Awards under the CIPOP in November 2014 shall vest on the third anniversary of the grant based on the vesting and performance condition of relative TSR (performance of Cairn India’s ordinary share price against the peer group of oil and gas companies and NSE Nifty index), employee performance rating and continued employment with Cairn India. These options were awarded to employees with effect from November 17, 2014 which will vest on the third anniversary (November 17, 2017).

ESOP Schemes

Vedanta adopted two ESOP schemes on (i) September 24, 2012 pursuant to which a total of 4,652,550 options can be granted (the “2012 ESOP Scheme”) and (ii) May 16, 2013 pursuant to which a total of 3,973,750 options can be granted (the “2013 ESOP Scheme” and together with the 2012 ESOP Scheme, the “ESOP Schemes”). According to the 2012 ESOP scheme, 50% of the shares vested on September 24, 2013 based on performance conditions from April 1, 2012 to March 31, 2013. The next 30% of the shares vested on September 24, 2014, the second anniversary from the date of grant based on performance conditions from April 1, 2012 to March 31, 2013 and the remaining 20% of the shares vested on the third anniversary from the date of grant on September 24, 2015. According to the 2013 ESOP Scheme, 40% of the shares vested on May 16, 2014 based on performance conditions from April 1, 2013 to March 31, 2014. The next 30% of the shares vested on May 16, 2015 which was the second anniversary from the date of grant and the remaining 30% of the shares will vest on the third anniversary from the date of grant irrespective of business performance. The exercise price is 10 cents for the ESOP Schemes.

As of March 31, 2016, our executive directors, executive officers and significant employees as a group held options under the Vedanta ESOP and PSP Schemes to acquire an aggregate of 1,967,500 equity shares of Vedanta representing approximately 0.65% of Vedanta’s share capital. The following table summarizes, as of March 31, 2016, the options granted to our directors, executive officers and significant employees under the Vedanta ESOP and PSP Schemes:

	Shares Underlying the Vedanta ESOP and PSP Schemes Grant date
Name	May 16, 2013(1)	November 17, 2014(2)	December 30, 2015(3)	Total
Navin Agarwal	85,000	140,000	130,000	355,000
Tom Albanese	—	170,000	200,000	370,000
Tarun Jain	60,000	95,000	85,000	240,000
Din Dayal Jalan	25,000	50,000	44,000	119,000
Dilip Golani	18,000	27,500	30,000	75,500
Mansoor Siddiqi	15,000	16,500	—	31,500
Rajesh Padmanabhan	—	20,000	—	20,000
Roma Balwani	—	13,000	13,000	26,000
G.R.Arun Kumar	10,000	16,500	30,000	56,500
Mukesh Bhavnani	—	—	25,000	25,000
Akhilesh Joshi	20,000	30,000	30,000	80,000
Amitabh Gupta	12,000	16,500	25,000	53,500
Sunil Duggal	15,000	22,000	40,000	77,000
Deshnee Naidoo(4)	—	14,000	25,000	39,000
Mayank Ashar	—	—	—	—
Sudhir Mathur	—	—	—	—
Rajagopal Kishore Kumar	22,000	30,000	40,000	92,000
P. Ramnath	12,000	22,000	30,000	64,000
Anup Agarwal	5,000	8,500	10,000	23,500
Abhijit Pati	15,000	22,000	35,000	72,000
Ramesh Nair	10,000	15,000	20,000	45,000
Niranjan Kumar Gupta	—	16,500	25,000	41,500
Ajay Dixit	—	—	35,000	35,000
Suresh Bose	5,000	6,500	15,000	26,500
Total	329,000	751,500	887,000	1,967,500

Notes:

(1)	The underlying shares vest in the following manner: 40% on May 16, 2014, 30% on May 16, 2015 and the remaining 30% on May 16, 2016. The options shall expire after six months from the date of vesting.
(2)	The underlying shares shall vest three years from the date of grant i.e. on November 17, 2017, based on the achievement of performance conditions and completion of tenure with the Group. The options shall expire after six months from the date of vesting.
(3)	The underlying shares shall vest three years from the date of grant i.e. on December 30, 2018, based on the TSR ranking as well tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.
(4)	Granted the options on January 1, 2015 under the Vedanta PSP 2014. The underlying shares shall vest three years from the date of grant i.e. on January 1, 2018, based on the TSR ranking as well as tenure served by employees as per the scheme. The options shall expire after six months from the date of vesting.

The following table summarizes, as of March 31, 2016, the options granted to significant employees in the oil and gas business under the CIPOP:

	Grant date
	CIPOP		Phamtom CIPOP
Name	July 23, 2013(1)	July 22, 2014(2)	November 17, 2014(3)	Total
Mayank Ashar	—	—	61,469	61,469
Sudhir Mathur	47,808	52,784	—	100,592
Total	47,808	52,784	61,469	162,061

Notes:

(1)	The underlying shares shall vest three years from the date of grant (July 23, 2016), based on the achievement of vesting and performance conditions. The options shall expire after three months from the date of vesting.
(2)	The underlying shares shall vest three years from the date of grant (July 22, 2017), based on the achievement of vesting and performance conditions. The options shall expire after three months from the date of vesting.

(3)	The underlying shares shall vest three years from the date of grant (November 17, 2017), based on the achievement of vesting and performance conditions. The options shall expire after three months from the date of vesting.

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

Din Dayal Jalan is entitled to be paid a basic salary, performance incentives and/or commission based on profits to be determined by our Board and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. Din Dayal Jalan is entitled to receive a bonus equal to 20% of his basic salary.

Tom Albanese is entitled to be paid a basic salary, annual bonus of up to a maximum of 50% of his base pay for fiscal year 2017 and 2018, annual incentive bonus and/or commission based on profits to be recommended by the Nomination and Remuneration Committee and determined by our Board of Directors and perquisites including rent free accommodation, club membership, travel trip with spouse, medical and other benefits as per the executed service agreement.

Tarun Jain is entitled to be paid a basic salary, performance incentives and/or commission based on profits to be determined by our Board of Directors and perquisites including a housing allowance, medical and insurance reimbursement club membership fees reimbursement and leave travel concessions for himself and his family. Tarun Jain is entitled to receive a bonus equal to 20% of his respective basic salary.

Composition of the Board

Our Board currently consists of eight directors. Four of our eight directors, namely, Ravi Kant, Lalita D. Gupte, Naresh Chandra and Anuradha Dutt satisfy the “independence” requirements of the NYSE rules.

Navin Agarwal entered into a service contract with us which will expire on July 31, 2018. With effect from April 1, 2014, Tom Albanese, Tarun Jain and Din Dayal Jalan were appointed on our Board. Tom Albanese and Tarun Jain have entered into service contracts with us, which will expire on March 31, 2017 and March 31, 2018 respectively. The service contract entered into by Din Dayal Jalan with us expired on September 30, 2014. This service contract was further extended from October 1, 2014 to September 30, 2016. However, either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of the notice period. None of their service contracts provide for benefits upon termination of their employment. Naresh Chandra, Ravi Kant and Lalita D. Gupte have been appointed for a fixed term of three years effective as of January 29, 2015 to January 28, 2018 which has been approved by the shareholders through postal ballot on March 30, 2015. Anuradha Dutt has been appointed for a fixed term of three years effective as of April 27, 2015 to April 26, 2018 which has been approved by the shareholders in the Annual General Meeting on July 11, 2015. They serve as directors on our Board until their resignation or removal from office by a resolution of our shareholders, until they cease to be directors by virtue of the provision of law or they are disqualified by law or under our articles of association from being directors. Ravi Kant, Lalita D. Gupte, Naresh Chandra and Anuradha Dutt do not have any service contracts with the Company.

Committees of the Board

Our equity shares are currently listed and traded on the NSE and the BSE, and our ADSs are currently listed and traded on the NYSE. In addition to compliance with the NYSE corporate governance rules applicable to us as a foreign private issuer, we maintain our corporate governance arrangements in accordance with the amended Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI (LODR) Regulations 2015”) with effect from December 1, 2015 and the Indian regulations as per the requirements of Companies Act, 2013. In particular, we have established an Audit Committee, a Nomination and Remuneration Committee, a Corporate Social Responsibility Committee, a Stakeholders Relationship Committee, Risk Management Committee and a Share and Debenture Transfer Committee in accordance with the Indian corporate governance requirements. The composition and general responsibilities of each of these committees are described below.

Audit Committee

During fiscal year 2016, the Audit Committee held 8 meetings.

The Audit Committee currently consists of Lalita D. Gupte as the Chairperson and Ravi Kant and Naresh Chandra as members.

Lalita D. Gupte was appointed the Chairperson of the Audit Committee with effect from March 29, 2014 Ravi Kant and Naresh Chandra were appointed as members of the Audit Committee with effect from March 29, 2014.

Each of Lalita D. Gupte, Ravi Kant and Naresh Chandra satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Lalita D. Gupte is designated as our “audit committee financial expert”, within the requirements of the rules promulgated by the SEC relating to listed-company audit committees.

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

Nomination and Remuneration Committee

During fiscal year 2016, the Nomination and Remuneration Committee held 2 meetings.

The Nomination and Remuneration Committee comprises of Naresh Chandra as the Chairman and Lalita D. Gupte, Ravi Kant and Navin Agarwal as members. Naresh Chandra was appointed as the Chairman of the Nomination and Remuneration Committee with effect from March 29, 2014. The Nomination and Remuneration Committee was re-constituted on April 29, 2015 with Naresh Chandra as Chairman and Lalita D. Gupte, Ravi Kant and Navin Agarwal as members of the Committee.

Section 178 of the Companies Act, 2013 and SEBI (LODR) Regulations 2015, requires a Nomination and Remuneration Committee to consist of three or more non-executive directors out of which not less than one half of the members shall be Independent Directors, provided the Chairperson of the Company is appointed as a member of the Nomination and Remuneration Committee and shall not chair such Committee. Our Nomination and Remuneration Committee complies with this requirement which comprises of four members of which three members are Independent Directors and one is an Executive Director who is our Executive Chairman. The chairperson of the Committee is a Non Executive Independent Director. The principal duties and responsibilities of the Nomination and Remuneration Committee are as follows:

•	to formulate criteria for determining qualifications, positive attributes and independence of a Director and recommending policies relating to the remuneration of the Directors, Key Managerial Personnel and other employees to the Board of Directors;

•	to identify persons who are qualified to become Directors and who may be appointed in senior management, and recommend their appointment and/or removal to the Board of Directors;

•	to formulate criteria for evaluating the performance of Independent Directors and the Board of Directors; and

•	to consider whether to extend or continue the term of appointment of the Independent Directors, on the basis of the performance evaluations of such Independent Director; and

•	to devise a diversity policy for the Board of Directors;

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

Share and Debenture Transfer Committee

During fiscal year 2016, the Share and Debenture Transfer Committee held 20 meetings.

The transfer of equity shares of the Company is approved by the Share and Debenture Transfer Committee, which meets regularly to approve share transfers. The Share and Debenture Transfer Committee members were Din Dayal Jalan, G.R.Arun Kumar and Rajiv Choubey. The Committee was re-constituted in June 2015 with Mukesh Bhavnani, Arun Kumar and Rajiv Choubey as members of the Committee. This Committee was re-constituted in October 2015 with G.R.Arun Kumar, Rajiv Choubey and Pooja Yadava as members. The Committee was further re-constituted on June 29, 2016 with G.R.Arun Kumar, Pooja Yadava and Bhumika Sood as members.

Committee for Issue of Duplicate Share Transfer

On April 28, 2016 the Board constituted a Committee comprising of Tarun Jain, Tom Albanese and Din Dayal Jalan to periodically approve issuance of duplicate certificates and new certificates issued further to split, consolidation, renewal, demat, remat of shares, debenture, or other securities issued by the Company from time to time.

Corporate Social Responsibility Committee

During fiscal year 2016, the Corporate Social Responsibility Committee held 2 meetings.

Section 135 of the Companies Act, 2013 along with Companies (Corporate Social Responsibility Policy) Rules, 2014 mandates companies with revenue, net worth or profitability beyond a prescribed limit to form a corporate social responsibility committee. This committee should comprise of three or more directors with at least one of them being an independent director. Our Corporate Social Responsibility Committee was constituted at the Board meeting held on March 29, 2014. Naresh Chandra was the Chairman of this committee, and Ravi Kant, Tom Albanese and Tarun Jain were members of this committee with effect from April 1, 2014. The committee was re-constituted on May 28, 2015 with Naresh Chandra as Chairman and Anuradha Dutt, Ravi Kant, Tom Albanese and Tarun Jain as members. We comply with this rule as three of the five members of this committee (all of whom are directors on the Board) are independent directors.

The principal duties and responsibilities of our Corporate Social Responsibility Committee are as follows:

•	to formulate and recommend to the Board a corporate social responsibility policy which shall indicate the activities to be undertaken by the company as specified in Schedule VII of the Companies Act, 2013;

•	to recommend the amount of expenditure to be incurred on the activities referred above;

•	to review the performance of the company in the area of corporate social responsibility;

•	to provide guidance on the impact of business activities on environment and society; and

•	to monitor the corporate social responsibility policy of the company from time to time.

Stakeholders Relationship Committee

During fiscal year 2016, the Stakeholders Relationship Committee held 3 meetings.

The Stakeholders Relationship Committee was re-constituted on April 29, 2015 with Anuradha Dutt as Chairperson and Lalita D. Gupte and Din Dayal Jalan as members.

Two of the members are Independent Directors and the other member is a Whole Time Director. The principal duties and responsibilities of the Stakeholders Relationship Committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors and carrying out any other function as prescribed under in the SEBI Listing Regulations.

Risk Management Committee

During fiscal year 2016, the Risk Management Committee held 1 meeting.

Pursuant to Clause 49 of the Listing Agreement and the Companies Act, 2013, the Company has constituted a Risk Management Committee. The Risk Management Committee currently consists of Tom Albanese, Tarun Jain, Din Dayal Jalan and Dilip Golani.

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

The principal duties and responsibilities of our Risk Management Committee are as follows:

•	to annually review and approve the risk management policy and associated frameworks, processes and practices of the Company and to recommend to the Audit Committee or the Board for approval or changes;

•	to ensure that the Company is taking appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities;

•	to evaluate significant risk exposures of the Company and assess management’s action to mitigate the exposures in a timely manner;

•	to establish and implement a comprehensive reporting system; and

•	to assess risk on an ongoing basis and minimizing the procedures.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Our Business—Employees.”

E. Share Ownership for Directors, Executive Officers and Significant Employees:

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 15, 2016 by each of our directors, executive officers and significant employees and all our directors, executive officers and significant employees as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights. The amounts and percentages as of July 15, 2016 are based on an aggregate of 2,964,694,239 equity shares outstanding as of that date.

Number of Shares Beneficially Owned
As of July 15, 2016
Name of the Beneficial owner	Number	Percent
Anil Agarwal(1)	1,863,458,132	62.85%
Navin Agarwal	—	—
Tom Albanese	—	—
Din Dayal Jalan	—	—
Ravi Kant	—	—
Naresh Chandra	—	—
Lalita D. Gupte	—	—
Tarun Jain	—	—
Anuradha Dutt	—	—

	Number of Shares Beneficially Owned
	As of July 15, 2016
Name of the Beneficial owner	Number	Percent
Dilip Golani	600	*
Mansoor Siddiqi	—	—
Rajesh Padmanabhan	—	—
Suresh Bose	865	—
Samir Cairae	—	—
Roma Balwani	—	—
G.R.Arun Kumar	1,500	*
Mukesh Bhavnani	—	—
Akhilesh Joshi	—	—
Amitabh Gupta	—	—
Sunil Duggal	—	—
Deshnee Naidoo	—	—
Mayank Ashar	—	—
Sudhir Mathur	—	—
Rajagopal Kishore Kumar	—	—
Neelesh Talathi	800	*
P. Ramnath	60	*
Anup Agarwal	235	*
Abhijit Pati	—	—
Ramesh Nair	1,788	*
Niranjan Kumar Gupta	—	—
Ajay Dixit	1,000	*
All our directors, executive officers and significant employees as a group	1,863,464,980	62.86%

Notes:

*	Represents beneficial ownership of less than 1.0%.
(1)	Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

(i)	1,280,084,749 equity shares and 24,823,177 ADSs held by Twin Star representing 99,292,708 underlying equity shares;

(ii)	401,496,480 equity shares held by Finsider;

(iii)	44,343,139 equity shares held by Westglobe; and

(iv)	38,241,056 equity shares held by Welter Trading.

Volcan holds 62.47% of the share capital and 69.70% of the voting rights of Vedanta, which in turn is the sole shareholder of VRHL, which in turn is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which in turn is the sole shareholder of each of Welter Trading and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly beneficially owned by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan. Anil Agarwal, the Executive Chairman of Vedanta, as protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust and with effect from October 16, 2014, Anil Agarwal is one of the beneficiaries of the Trust. Vedanta, Volcan, the Trust, Conclave and Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the UK Financial Conduct Authority’s listing rules. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Parties—Vedanta.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our equity shares as of July 15, 2016 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 2,964,694,239 equity shares outstanding as of that date.

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

	As of March 31,						As of July 15,
Name and Type of Shares	2014		2015		2016		2016
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Vedanta
Equity shares	1,728,034,417	58.29%	1,863,458,132	62.85%	1,863,458,132	62.85%	1,863,458,132	62.85%

As of July 15, 2016, there were approximately 380,492 holders of our equity shares of which 216 shareholders have registered addresses in the US. As of the same date, 226,544,620 equity shares representing 56,636,155 of our ADSs, representing 7.64% of our outstanding equity shares were held by a total of 7 registered holders of record with addresses in and outside of the US. Since certain of these equity shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.

B. Related Party Transactions

The following is a summary of the material transactions we have engaged with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those where our management or we have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For a further discussion of related party transactions, See Note 31 to our consolidated financial statements included elsewhere in this Annual Report.

Related Parties

Volcan and the Agarwal Family

As of July 15, 2016, Volcan holds 62.47% of the share capital and 69.70% of the voting rights of Vedanta. Volcan is 100% beneficially owned and controlled by the Trust. Conclave is the trustee of the Trust and sole registered shareholder of Volcan, and consequently controls all voting and investment decisions of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Chairman Emeritus, is the protector of the Trust and with effect from October 16, 2014, is one of the beneficiaries of the Trust. Vedanta, Volcan, the Trust, Conclave and Mr. Anil Agarwal are parties to a relationship agreement that is intended to ensure that Volcan, as Vedanta’s controlling shareholder, complies with the independence provisions of the Financial Conduct Authority’s listing rules in the UK.

Vedanta

As of July 15, 2016, Vedanta is the beneficial owner of 1,863,458,132 equity shares of the Company, consisting of:

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

(i)	During fiscal year 2011, TMHL entered into a loan facility agreement with Vedanta of $ 100 million which was extended until November 2012 and further extended until November 2013 with amended facility up to $ 350 million. During fiscal year 2014, the amount under this facility agreement has been extended until November 19, 2017 with an interest rate of LIBOR plus 362 basis points. During fiscal year 2016, the entire loan amount under this facility has been repaid.

(ii)	During fiscal year 2012, TMHL entered into two loan facility agreements of $ 750 million each with Vedanta. The loan proceeds were used to meet the funding requirements for acquisition of an initial 10% of the outstanding share capital of Cairn India in July 2011. The final repayment dates of the loans are May 24, 2016 and June 24, 2021 respectively, or on demand from the lender with 30 days notice. The loans are unsecured. Interest rates for the two loan facility agreements of $ 750 million are 7.95% and 9.45% per annum. During fiscal year 2015, TMHL repaid $ 750 million bearing an interest rate of 9.45% to Vedanta Resources Jersey II Limited. During fiscal year 2016, the repayment date of the balance $750 million was extended to May 24, 2018 and $578.5 million bearing an interest rate of 9.45% was repaid to Vedanta Resources Jersey II Limited. The outstanding balance under this facility at March 31, 2016 was $171.5 million. As of July 15, 2016 the entire loan amount under this agreement has been repaid.

(iii)	During fiscal year 2012, TMHL entered into a loan facility agreement of $ 1,625 million with Vedanta. The final repayment date is November 28, 2018 or on demand from the lender with 30 days notice. The loan is unsecured. The interest rate on this loan is 8.15% per annum. During fiscal year 2015, TMHL repaid $ 281.06 million to Vedanta Resources Jersey II Limited and the outstanding balance under this facility at March 31, 2016 was $ 424.6 million. As of July 15, 2016 the entire loan amount under this agreement has been repaid.

(iv)	During fiscal year 2014, TMHL entered into a loan agreement with Vedanta Resources Jersey II Limited for $ 1,200 million and $ 300 million at an interest rate of 7.25% and 8.375% per annum respectively to meet funding requirements for refinancing of a loan for the acquisition of 38.68% of the outstanding share capital of Cairn India. The final repayment dates are January 31, 2019 and May 31, 2023 or on demand from the lender with 30 days notice. The loans are unsecured. During fiscal year 2015, TMHL repaid the outstanding balance of $ 285 million under the $ 300 million loan agreement to Vedanta Resources Jersey II Limited and the outstanding balances of these loans as of March 31, 2016 was $ 1,200 million. As of July 15, 2016, the outstanding balance under this agreement is $298.2 million.

(v)	During fiscal year 2015, TMHL entered into a loan agreement with Vedanta Resources Jersey II Limited for $ 100 million at an interest rate of 3 months LIBOR plus 301 basis points per annum. The final repayment date is August 11, 2016 or on demand from the lender with 5 days notice. The loan is unsecured. During the fiscal year 2016, the repayment date of this agreement was extended to August 11, 2018 and the outstanding balance under this facility as of March 31, 2016 was $ 70.8 million. As of July 15, 2016, the outstanding balance under this facility is $ 84.8 million.

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

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or to our knowledge threatened) which proceedings we believe could reasonably be expected to have a material adverse effect on our results of operations, cash flows or financial position. See Note 29 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in BALCO

There are certain proceedings that are currently ongoing with respect to the exercise of a call option to acquire the remaining shares of BALCO held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The amount claimed under this proceeding is presently unquantifiable. The arbitration tribunal formed under the directions of the High Court of Delhi pronounced an award on January 22, 2011. The award held certain clauses of the shareholders’ agreement to be void, ineffective and inoperative as being in violation of sub section (2) of Section 111A of the Companies Act, 1956. We filed an application before the High Court of Delhi to set aside this award under Section 34 of the Arbitration and Conciliation Act, 1996. Our application is scheduled for hearing on November 4, 2016. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

Proceedings against the GoI which has disputed our exercise of the call option to purchase its remaining ownership interest in HZL

We commenced arbitration proceedings against the GoI with respect to exercise of our call option to acquire the remaining shares of HZL held by the GoI, in accordance with the terms of the shareholders’ agreement between the GoI and us. The GoI denied our right to exercise the option on the basis that the shareholders’ agreement contravenes the provisions of Section 111A of the Companies Act, 1956 and is therefore void. The next date of hearing by the arbitral tribunal is on August 20, 2016. In a related proceeding, the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to the proposed disinvestment of government interest in HZL until further orders are passed by the court. See “Item 4. Information on the Company—B. Business Overview—Our Business—Options to Increase Interests in HZL and BALCO.”

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

The Supreme Court of India passed an interim order on November 11, 2013 directing that the Directorate of Mines and Geology (“DMG”) verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through an e-auction. The Monitoring Committee is e-auctioning the ore and the proceeds from the auction will go to the state government.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007 as being illegal, and dumping outside the leased area as being impermissible. The Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee is submitted, and also ordered the appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, and the payment of 10% of the sale proceeds to the Goan Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.

In January 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MOEF has revoked suspension of environmental clearances in March 2015. Subsequently, the lease deeds for all working leases were executed and registered as of August 2015. We obtained consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. No stay has yet been granted by the Supreme Court. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of MMDR Act and challenging the revocation of suspension on mining in State of Goa.

The Expert Committee has filed their reports on dump handling and ceiling on annual extraction before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. We have filed an application before the Supreme Court of India, requesting clarification on whether any contributions to the Goa Permanent Iron Ore Fund should be made as per the Supreme Court’s orders, as the Central government has introduced a provision to set up social fund known as District Mineral Foundation in states for similar objectives.

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

In addition to the prosecution proceedings, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against us, Mr. Anil Agarwal and Mr. Tarun Jain (who was the chief financial officer of MALCO at the time of the alleged price manipulation). When SEBI’s order was overruled on October 22, 2001, we filed a petition before the High Court of Bombay to stay those criminal proceedings on the grounds that the SEBI Appellate tribunal had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in our favor on December 2, 2005, granting an interim stay of the criminal proceedings.

Investigation by the Serious Fraud Investigation Office of India

In October 2009, the Ministry of Corporate Affairs ordered the Serious Fraud Investigation Office of India to investigate alleged mismanagement, malpractices, financial and other irregularities on the part of Sesa Goa and Sesa Industries Limited, including the alleged siphoning and diversion of funds, primarily in the period prior to our acquisition of Sesa Goa in 2007. The Serious Fraud Investigation Office of India report made certain allegations relating to under-invoicing the export of iron ore, over-invoicing the import of coal, over-invoicing of sale of iron ore from Sesa Goa to Sesa Industries Limited, commission paid to Mitsui and other violations under the Companies Act, 1956 during the period from 2001 to 2007. The report recommended that action be taken against the directors of Sesa Goa during the aforementioned period. The allegations in the Serious Fraud Investigation Office of India report were dropped and subsequently, the GoI through the Ministry of Corporate Affairs filed complaints in Judicial Magistrate, First Class, Panaji (JMFC) against Sesa Goa and certain of its directors and officers, for violation of certain sections of the Companies Act, 1956, including dealing with publication of name outside the premises, form of balance sheet and inducing persons to invest money. The Ministry of Corporate Affairs filed an application in the Court for the separation of trial against the unserved accused. The other directors and offices have been exempted from personal appearance. With respect to violation dealing with publication of name outside the premises, on December 2, 2014, the counsel to the Ministry of Corporate Affairs submitted to Judicial Magistrate, First Class, Panaji that they would be seeking instructions whether the matter can be compounded or withdrawn. The application filed by the Ministry of Corporate Affairs for separation of trial against the unserved accused was dismissed on November 11, 2014 and the Ministry of Corporate Affairs has taken steps to serve the unserved accused. The Ministry of Corporate Affairs has filed application for sending summons to the accused as per the guidelines issued by the Ministry of Home Affairs, to which we submitted our response. Vedanta Limited filed a compounding application with the Registrar of Companies, Goa on September 28, 2015, and a compounding order was passed on February 18, 2016. The proceedings before the Judicial Magistrate, First Class, Panaji were withdrawn and disposed on April 22, 2016.

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

Penalties levied by the Enforcement Directorate on certain of our directors and us

On August 3, 2004, the Enforcement Directorate levied penalties on certain of our directors and us aggregating to Rs.347 million ($ 5.2 million). It was alleged that we transferred an amount equivalent to $ 49 million to Twinstar Holdings Limited and invested in Sterlite and MALCO through Twinstar Holdings Limited without the permission of the RBI. We have submitted that Twinstar Holdings Limited obtained the required approvals from the Foreign Investment Promotion Board (“FIPB”) for the investment. We appealed to the appellate tribunal against the Enforcement Directorate’s order for foreign exchange seeking a waiver of the pre-deposit amount which was equal to 100% of the penalty levied, which appeal was allowed by the tribunal. The Enforcement Directorate appealed against this decision of the tribunal to the High Court of Delhi, which referred the matter back to the tribunal to consider the issue afresh. The next date of hearing is scheduled for August 2016.

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

Ms. Krishna Bajaj also filed a separate complaint against Sesa Industries Limited (which has subsequently been merged with Sesa Goa), Sesa Goa and their directors in 2003 alleging that when Sesa Goa had offered in 2003 to buy back shares issued on a preferential basis by Sesa Industries Limited in 1993 from Sesa Industries Limited’s minority shareholders, Sesa Goa had committed the same offence alleged against the then directors of Sesa Industries Limited described in the preceding paragraph and accordingly, Sesa Industries Limited, Sesa Goa and their directors should also be liable for the failure to list Sesa Industries Limited’s shares. The Chief Judicial Magistrate at Mumbai issued an order for process in October 2006 against Sesa Industries Limited, Sesa Goa and its directors, against which a criminal writ petition was filed by Sesa Industries Limited, Sesa Goa and their former directors before the High Court of Bombay, which stayed further proceedings in August 2007. The High Court of Bombay subsequently passed an order in December 2008 in favor of Sesa Industries Limited, Sesa Goa and their directors, quashing Ms. Bajaj’s complaint. The Supreme Court of India subsequently issued notices to all the parties in the special leave petition of Ms. Krishna Bajaj challenging the order of the High Court of Bombay. Ms. Krishna Bajaj submitted an application to implead the Serious Fraud Investigation Office as a party to the proceedings which was allowed by the Supreme Court of India in November 2011. On August 4, 2015 this separate complaint was withdrawn by Krishna Bajaj.

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

A writ petition was filed in December 2009 before the High Court of Madras challenging the grant of environmental clearance for the expansion of our copper smelter at Tuticorin. But no order or direction for injunction was granted. By way of its order dated April 28, 2016, the High Court of Madras dismissed the petition and rejected the claims of the petitioner.

Separately, in March 2013, the TNPCB ordered the closure of the copper smelter at Tuticorin due to complaints regarding a noxious gas leak by local residents. On April 1, 2013 we filed a petition with the National Green Tribunal challenging the order of the TNPCB on the basis that the plant’s emissions were within permissible limits. The National Green Tribunal passed an interim order in May 31, 2013 allowing the smelter to recommence operations subject to certain conditions, and consequently we recommenced operations on June 16, 2013. The expert committee constituted by the National Green Tribunal submitted a report on the operation of the plant on July 10, 2013 stating that the plant’s emissions were within the prescribed standards. Based on this report, the National Green Tribunal ordered on July 15, 2013 that the smelter could recommence its operations. On August 8, 2013, the National Green Tribunal confirmed its May 31, 2013 order and held that there was no health impact owing to the operations with directions to comply with the recommendations made by the committee to further improve the working of the plant within a time bound schedule. We implemented all the recommendations during fiscal year 2013. However, the TNPCB filed a civil appeals in 2013 against the National Green Tribunal’s interim order dated May 31, 2013 and final order dated August 8, 2013. V Gopalaswamy, the General Secretary of a political party, MDMK, also filed civil appeals in 2013, which are pending before the Supreme Court of India. Meanwhile, TNPCB has renewed the consent to operate for the existing copper smelter, which is valid until March 31, 2017. The appeals are pending before the Green bench of the Supreme Court of India.

The MoEF has rejected the forest clearance granted to the Niyamgiri mining project and our expansion plans of refinery in Lanjigarh are on hold

In 2004, a writ petition was filed by a private individual against us, the Government of Odisha, the Republic of India, the Orissa Mining Corporation (“OMC”), and others before the High Court of Odisha, alleging that the grant of a mining lease by the OMC to us to mine bauxite in the Niyamgiri Hills at Lanjigarh, in the State of Odisha, would violate the provisions of the Forest (Conservation) Act, 1980 of India. The petition alleged that the felling of trees, construction of the alumina refinery by us and the development of the mine was in violation of the Forest (Conservation) Act, 1980 and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite, to declare the joint venture agreement entered into between us and the OMC void, a court direction for the immediate cessation of construction of the Lanjigarh alumina refinery and an unspecified amount of compensation from us for damage caused to the environment. This petition was also filed before the Supreme Court of India by certain non-governmental organizations and individuals. The Supreme Court granted us the clearance to mine in and around the Niyamgiri Mines on terms and conditions as specified in the Court order. Consequent to the order of the Supreme Court, the proceedings before the High Court of Odisha became redundant as the issues were already determined.

Thereafter, the MoEF on August 24, 2010 declined to grant the forest clearance for the Niyamgiri Mines to the OMC, and rendered the environmental clearance non-operational. On March 8, 2011, the OMC challenged the order of the MoEF by a special leave petition in the Supreme Court of India. On April 1, 2011, the Court admitted the OMC’s plea against the MoEF. The Supreme Court in its order dated April 18, 2013 ordered the Government of Odisha to place any unresolved issues and claims of the local communities under the Forest Rights Act and applicable rules before the Gram Sabha, the council representing the local community. The Gram Sabha was ordered to consider these claims and communicate its decision to the MoEF through the Government of Odisha within three months of the order. The Government of Odisha completed the process of conducting Gram Sabha meetings and submitted its report on the proceedings to the MoEF.

Further the MoEF, based on the report submitted by the Government of Odisha rejected the grant of stage II forest clearance for the Niyamgiri project of OMC on January 8, 2014, which is one of the sources of supply of bauxite to the alumina refinery at Lanjigarh in terms of the joint venture agreement with the government of Odisha (through the OMC). Under the terms of the joint venture agreement, 150 million tons of bauxite was required to be made available to us. We are considering to source bauxite from alternate sources to support the existing and the expanded refinery operations. Assets under construction as at March 31, 2016 was after an impairment charge of Rs. 668 million ($10.1 million) which relates to impairment of mining assets of Jharsuguda Aluminium at Lanjigarh as the MoEF has rejected the Stage II forest clearance for the Niyamgiri mining project. The OMC has issued a show cause notice dated February 20, 2015 on Vedanta to show reason for why the joint venture agreement for the supply of 150 million tons of bauxite will not be cancelled in view of the failure to achieve certain milestones set out in the joint venture agreement. We have replied to the notice substantiating all facts on the project followed by an in-person meeting. We have stated that Vedanta has achieved all its milestones and that the joint venture agreement should not be terminated. During the year, OMC has terminated the joint venture agreement for which the Company is pursuing the appropriate course of action.

On October 20, 2010, the MoEF ordered us to maintain the status quo on the expansion of our refinery at Lanjigarh. Against this order, we filed a writ petition in the High Court of Odisha and the High Court dismissed our petition. We made an application to the MoEF to reconsider the grant of the environmental clearance for our alumina refinery. By its letter dated February 2, 2012, the MoEF issued fresh terms of reference to us for preparation of the environment impact assessment report. We submitted this report to the Odisha Pollution Control Board and simultaneously submitted various representations to the MoEF as well as the Project Monitoring Group established under the Cabinet Committee on Investments. The Expert Appraisal Committee of the MoEF reconsidered the project and revalidated the terms of reference for 22 months effective January 2014. Thereafter the suspension imposed on the expansion of our alumina refinery was lifted. The public hearing was held on July 30, 2014 and the expansion of our Lanjigarh refinery was considered by the Expert Appraisal Committee in its meeting dated January 9, 2015 for the grant of environmental clearance. On November 20, 2015, the MoEF granted an environmental clearance in line with the Expert Appraisal Committee’s recommendation for the alumina refinery expansion up to 4 MTPA and environmental clearance of up to 6 MTPA, which will be received as an amendment to the existing environmental clearance after the completion of land acquisition of the balance area of 666.03 HA. Further, a Consent to Establish for 6 MTPA and Consent to Operate for 2 MPTA has also been granted.

On February 18, 2016, an individual challenged the environmental clearance grant for the alumina refinery expansion at Lanjigarh before the National Green Tribunal, Kolkata, wherein MoEF, Orissa State Pollution Control Board and Vedanta Limited have been made parties. The MoEF is required to file its reply by August 12, 2016, after which we will file a response. Further, another individual filed a similar application before the National Green Tribunal Delhi, challenging the environmental clearance. The matter was originally listed on June 30, 2016 whereupon we informed the National Green Tribunal, Delhi that a similar matter is pending before National Green Tribunal, Kolkata. Subsequently, on July 22, 2016 the National Green Tribunal, Delhi dismissed the matter, granting the individual the liberty to file the application before National Green Tribunal Kolkata.

Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 6, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF and the Goa State Pollution Control Board for the expansion project of a pig iron plant, sinter plant, metallurgical coke plant and power plant in Goa. On July 26, 2012, Mr. Naik challenged this order by filing a special leave petition before the Supreme Court for an interim stay of the order and for a stay on the construction and operation of the plants in Goa. No stay has been granted in these matters and all respondents have filed their counter–affidavits. The matter will be heard in due course.

Separately, an application was filed by the village panchayat head of Navelim, Goa before the National Green Tribunal against the Goa State Pollution Control Board, MoEF, State of Goa, others and us alleging that (i) Goa State Pollution Control Board had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF and the approval are for all four plants thereby violating the MoEF order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF. On March 1, 2013, the National Green Tribunal gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014 the matter was transferred from the Principal Bench of the National Green Tribunal at New Delhi to the Western Bench of the National Green Tribunal at Pune. On July 31, 2014, the National Green Tribunal held that owing to an identical issue pending before the Supreme Court of India, the proceeding before the National Green Tribunal is adjourned and ordered us to inform the National Green Tribunal of the determination of the Supreme Court of India.

Certain proceedings with respect to renewal of our environmental consents

On December 7, 2012, the Goa State Pollution Control Board (“GSPCB”) informed us that in light of the Supreme Court of India’s order on October 5, 2012 and the GSPCB’s decision given on November 1, 2012, applications filed by us for renewal of consent to operate under the Water Act and the Air Act could not be processed and therefore such applications were returned to us. On December 28, 2012, we applied to the GSPCB for grant of consent to operate under these legislations which was subsequently denied on March 5, 2013. On April 9, 2013, we appealed against the GSPCB’s order before the administrative tribunal at Goa. On April 15, 2015, the tribunal set aside the GSPCB’s March 5, 2013 order and ordered the GSPCB to hear and decide the matter. Thereafter, we filed new applications for the consent to operate under Air Act and Water Act for the year 2015 to 2017, which have been granted by the GSPCB.

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of Rs. 16,686 million ($ 251.9 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order of December 12, 2012 ordered us to deposit a bank guarantee for an amount of Rs. 1,870 million ($ 28.2 million) until completion of the arbitration proceedings.

On April 9, 2013, we also filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently SSNP filed an application for an interim award of Rs. 2,020 million ($ 30 million) before the arbitral tribunal, which was not allowed. The proceedings are ongoing and the next hearing is scheduled for November 2016.

Proceedings against TSPL relating to its delay in commissioning various units of the power plant

TSPL entered into a long term power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for supply of power. TSPL has a contractual obligation to complete the commissioning of various units of the power plant according to the scheduled timelines agreed in terms of the agreement. According to the terms of the agreement, there are obligations and performances to be met by both PSPCL and TSPL. PSPCL was obligated to fulfill certain conditions including procuring interconnection and transmission facilities, arranging supply of adequate quantity of fuel for the project etc. However, due to the delay in fulfilment of certain obligations and other force majeure reasons, there were delays in implementing the project as compared to the scheduled timelines under the agreement. TSPL received letter from PSPCL, seeking payment of liquidated damages of Rs.3,176.4 million ($ 47.9 million) for each delay in commissioning of Units I, II and III totaling Rs. 9,529.2 million ($ 143.8 million).

Subsequently, PSPCL invoked the bank guarantee of Rs. 1,500 million ($ 22.6 million) towards payment of the liquidated damages on account of delay in completion of the commissioning of Unit I. TSPL filed a petition with the Punjab State Electricity Regulatory Commission (“PSERC”) for quashing of the wrongful claim of liquidated damages and grant of extension of time to complete the commissioning of various units of the power plant. On October 22, 2014, PSERC ordered the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until the matter is finally adjudged by Arbitrator. PSPCL submitted an appeal in Appellate Tribunal for Electricity (APTEL) against the PSERC order and on May 12, 2015, APTEL disposed the appeal by directing that the matter will be adjudicated by an arbitral tribunal. The proceedings are in the initial stages and dates for examination of witnesses are scheduled in September 2016.

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

PSERC passed an order dated December 2, 2014, holding against TSPL. TSPL thereafter filed an appeal on January 2015 along with a stay application before the APTEL, challenging the order of PSERC. The stay application was rejected by APTEL without considering the submissions of TSPL. TSPL then filed a stay application before the Supreme Court, appealing against APTEL’s order on the stay application, and subsequently on July 28, 2015, the Supreme Court granted and ordered the stay to continue until given any further orders. The next hearing is scheduled for September 14, 2016.

Petitions filed against BALCO in relation to the alleged encroachment of land on which our Korba smelter is located

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

With respect to the approvals for forest land, petitions have been filed in public interest before the Supreme Court of India by various individuals and Sarthak, a non-governmental organization alleging that BALCO is using forest land for non-forest activities. The Supreme Court of India referred the matter to the Central Empowered Committee, which recommended an ex post-facto diversion of forest land with payment of net present value on land for which forest compensation was not paid prior to the year 1980. Subsequently, it was alleged that BALCO had cut trees in violation of the Court order and the petitioner filed a contempt petition and the matter was again referred to the Central Empowered Committee. The Central Empowered Committee submitted its report on June 30, 2012 to the Court recommending that a detailed survey should be conducted through Forest Survey of India (MoEF) using high quality remote sensing technique to find out whether any tree felling and/or non-forest use has taken place after February 29, 2008 in the revenue forest land and/or deemed forest in possession of BALCO. In order to expedite the proceedings, BALCO filed an application in the Court seeking direction to pay the net present value on forest land as per the recommendation of the Central Empowered Committee providing an ex-post facto diversion of the 1,751 acres forest land held by BALCO. The date of hearing for this matter has not yet been fixed.

Proceedings by BALCO relating to direction by GoI not to declare us as the successful bidder in the e-auction of Gare Palma IV/1 coal mine

BALCO participated in the e-auction for Gare Palma IV/1 coal mine, and as the highest bidder during the auction, it attained preferred bidder status. Per the Coal Mines (Special Provisions) Act, 2015, following the determination of preferred bidder status, the Coal Ministry was to confirm the status based on the Nominated Authority’s recommendation. Based on the Coal Ministry’s recommendation, the Nominated Authority issued an order dated March 20, 2015 stating that BALCO should not be declared the successful bidder in respect of Gare Palma IV/1 Coal Mine since the final price did not reflect fair value. Instead, the Gare Palma IV/1 coal mine was allotted to Coal India Limited on March 23, 2015.

BALCO filed a writ petition before the Delhi High Court challenging the orders dated March 20, 2015 and March 23, 2015, arguing that the price bid by the company was ten times the floor price. The matter was heard on March 27, 2015 from which an interim order was passed stating that any action in respect of this coal mine will be subject to the outcome of the Court’s orders and that no equity or vested interest may be claimed by any third party in the mine. In the meantime, Coal India Limited was designated as the custodian of the mine. On May 25, 2015, the Delhi High Court disposed the petition with a direction to the GoI, and with the GoI’s agreement, to reassess the declaration of BALCO within 4 weeks as unsuccessful bidder even though it was the preferred bidder. By way of a letter dated July 29, 2015, the GoI rejected the representation of BALCO to accept its bid for the Gare Palma IV/1 coal mine. Thereafter, BALCO filed another writ petition before Delhi High Court challenging the rejection of the bid and its representation by the GoI, which was heard by the court on May 3, 2016 and orders have been reserved.

Separately, BALCO also filed an impleadment application in another batch of writ petitions filed by the Jindal Steels Private Limited (JSPL) before the Delhi High Court, where JSPL has requested to continue dumping fly ash in its operations of Gare Palma 2n3 block in the coal mine area of Gare Palma IV/1 block. JSPL has a power plant, coal handling plant and washery in the coal block, but its statutory approvals to continue dumping fly ash expired and were not renewed by the GoI. JSPL procured interim orders from the Delhi High Court to continue dumping fly ash in the coal mine area. In its application, BALCO requested to prohibit JSPL from using Gare Palma IV/1 coal block for dumping fly ash as it would interfere in its rights to use the coal mine block in the event that it successfully challenges the rejection of its original bid. This matter is pending before the Delhi High Court and next hearing date is scheduled on August 24, 2016.

Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of a forest development tax at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy the forest development tax and ordered that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India against the High Court’s order. In November 2009, the Supreme Court of India ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On January 3, 2016, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Supreme Court of India, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Supreme Court and next hearing date is scheduled on August 3, 2016. In the interim, the Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court.

Demands against HZL by Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($ 50.4 million) to HZL, claiming unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders canceling the lease. The next date of hearing has not yet been fixed.

Demand against BALCO for electricity duty

In February 2010, we received a notice from the Chief Electrical Inspector, Government of Chhattisgarh demanding that BALCO to pay Rs. 2,404 million ($ 36.3 million) from June 2005 to March 2009, towards electricity duty for the generation of power by BALCO’s 540 MW power plant. The notice alleged that BALCO did not submit the eligibility certificate required for exemption from payment of electricity duty. The said exemption was claimed pursuant to a memorandum of understanding entered with the state government and according to the industrial policy 2001-2006. The state level committee recommended that an eligibility certificate be issued to us that will exempt us from paying duty on electricity. The application was filed before Directorate of Industries for granting us exemption from electricity duty and is currently under review. The amount of duty on electricity payable for the period subsequent to March 31, 2009 until March 31, 2016 is Rs. 7,547 million ($ 113.9 million).

Demand against BALCO for electricity dues for power allocated from Central quota

For the years 1983-84, BALCO as a public sector undertaking was allocated 45 MW of power by the GoI from the Central Quota. Upon disinvestment of BALCO in 2001, the Central Quota of 45 MW power allocated to BALCO was withdrawn on January 12, 2001 as BALCO was no longer a public sector undertaking. Based on representations by BALCO to the GoI, the Ministry of Power on January 13, 2003 passed a specific order restoring Central Quota Power to BALCO on the terms and conditions as existed before withdrawal of power for a period of two years from April 1, 2001 to March 31, 2003. Despite such order, the Chhattisgarh State Power Distribution Company Limited raised an electricity bill for period of September 2002 to November 2002 and unilaterally adjusted an amount of Rs.70.4 million ($ 1.1 million) on December 23, 2010 from the security deposit lying with it.

BALCO challenged this action by filing a writ petition with High Court of Chhattisgarh to declare the order dated December 23, 2010 as illegal and void, since the adjustment has been done without prior notice to the Company notwithstanding that the allotted quota had been restored to BALCO. By way of a letter dated June 19, 2012, the Chhattisgarh State Power Distribution Company Limited demanded Rs.629 million ($ 9.5 million) as outstanding and BALCO was given interim relief of producing solvent security for 50% of the demand. The aforesaid interim order dated July 23, 2012 stands complied. The matter is expected to be listed in due course.

Claim against HZL for environment and health cess by the State of Rajasthan

The State of Rajasthan issued a notification in June 2008 notifying the Rajasthan Environment and Cess Rules, 2008, imposing environment and health cess on major minerals including lead and zinc. HZL and other mine operators resisted this notification and the imposition thereunder before the High Court of Rajasthan on the ground that the imposition of such cess and all matters relating to the environment fall under the competence of the Central government as opposed to the state government. In October 2011, the High Court of Rajasthan disposed the writ petitions and held the Rajasthan Environment and Cess Rules, 2008 that imposes a levy of cess on mineral as being constitutionally valid. An amount of Rs.150 per metric ton of ore produced would be attracted under the Statute if it is held to be valid. HZL challenged this order by a special leave petition in December 2011 before the Supreme Court of India. The Supreme Court of India issued a notice for stay. Further direction was issued by the Supreme Court on March 23, 2012 not to take any coercive action against HZL for recovery of cess. The matter is still pending and is not yet listed for hearing.

Claim against BALCO for energy development cess

In December 2006, the High Court of Chhattisgarh on a writ filed by BALCO quashed the provisions relating to imposition of energy development cess of Rs. 4,379 million ($ 66.1 million) on our captive power plants and ordered refund of the cess already collected by the state government. The State of Chhattisgarh filed a special leave petition in the Supreme Court against the order of the High Court. The Supreme Court has issued notice and stayed the refund of the cess already collected pending the disposal of the special leave petition. The matter is expected to be heard in due course.

We received a show cause notice from the Indian tax authorities for not withholding tax on payments made while acquiring a subsidiary

In March 2014, Cairn India Limited received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by Cairn India Limited to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) on a transaction which took place in the year 2006-07. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of Cairn India Limited, from CUHL during the financial year 2006-2007 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the Tax Authorities vide its order dated March 11, 2015, raised a demand of approximately Rs. 204,947.3 million ($ 3,093.5 million) (comprising tax of approximately Rs.102,473.6 million ($ 1,546.8 million) and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for shares of CIHL. The Tax Authorities stated in the said order that a short term capital gain of Rs. 245,035 million ($ 3,698.6 million) accrued to CUHL on transfer of the shares of CIHL to Cairn India Limited in financial year 2006-2007, on which tax should have been withheld by Cairn India Limited. Cairn India Limited understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

In this regard, Vedanta Resources Plc. filed a Notice of Claim against the GoI under the UK-India bilateral investment treaty in order to protect its legal position and shareholder interests. Management was advised that Vedanta Resources Plc. has a good case to defend as per provisions of UK-India bilateral investment treaty, the benefit of which would ultimately accrue to Cairn India Limited. Further, Cairn India Limited has sought independent advice on this issue and has been advised that there could be no liability on Cairn India Limited for the failure to withhold the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on Cairn India Limited to deduct tax by having to predict and anticipate that the retrospective amendment will be made by the legislature on a future date. Cairn India Limited has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its position. The next hearing date is scheduled on August 4, 2016.

The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. These petitions are pending for hearing and admission.

Arbitration proceedings on issues related to the cost recovery of the Ravva block

We along with other joint operation partners (the “Contractor Parties”) are involved in a dispute against GoI relating to the recovery of contractual costs in terms of calculation of payments that the Contractor Parties were required to make in connection with the Ravva field.

The Ravva production sharing contract obliges the Contractor Parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva production sharing contract (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry was to be recovered and calculated, along with other issues, was submitted to an international arbitration tribunal in August 2002 which rendered a decision on the ONGC Carry in favor of the Contractor Parties whereas four other issues were decided in favor of GoI in October 2004 (the “Partial Award”).

The GoI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. On October 11, 2011, the Federal Court of Malaysia adjudicated the matter and upheld the Partial Award. Per the decision of the arbitral tribunal with regards to Partial Award, the Contractor Parties and the GoI were required to arrive at a quantification of the sums relating to each of the issues under the Partial Award. Also, the arbitral tribunal retained the jurisdiction for determination of any remaining issues in the matter.

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

However, on July 10, 2014, MoPNG issued a show cause notice alleging that since the Partial Award has not been enforced the profit petroleum share of the GoI has been short-paid. MoPNG threatened to recover that amount from the sale proceeds payable by the oil marketing companies to the Contractor Parties. The Contractor Parties replied to the show cause notice taking various legal contentions. On March 9, 2015, a personal hearing took place between MoPNG and the Contractor Parties whereby the Contractor Parties expressed their concerns against such alleged unilateral recoveries and filed further written submissions on March 12, 2015.

Because the Partial Award did not quantify the sums, the Contractor Parties approached the same arbitral tribunal to pass a final award in the subject matter since the arbitral tribunal had retained the jurisdiction to do so. The arbitral tribunal has been reconstituted and the determination of the final award is sub judice before it. The reconstituted tribunal commenced hearings at the Hague on February 23, 2015, and the claimants approached the tribunal for interim relief to maintain the status quo against the MoPNG’s show cause notice and alleged unilateral recoveries directly through Ravva crude oil and gas buyers and the tribunal granted the interim-relief on June 26, 2015. The final hearing took place on June 26, 2016, and the parties were ordered to make their submissions, if any with respect to the cost of arbitration proceedings, after which the tribunal will publish the final award. While the Company does not believe the GoI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, we could be liable for approximately US $ 63.9 million (Rs. 4,233.4 million) plus interest.

Proceedings, notices and enquires initiated by the Central Excise

The Central Excise department of the GoI had issued in July 2010 an ex-parte notice for reversal of Cenvat credit of Rs. 3,150 million ($ 47.5 million) along with interest of Rs. 88 million ($ 1.3 million) for the non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules, in respect of non-return of job work challans for the period March 1, 2009 to September 30, 2009 within a stipulated time. In addition, it also alleged that we violated the advance license conditions from 2005 to 2009. In 2010, we filed four writ petitions WP No. 8123, 8135, 9744 and 9755 in the High Court of Madras against the Central Excise department. An associated contempt petition was also filed by us. All the above petitions were heard on July 29, 2010 and the High Court of Madras in relation to WP No. 8123 remanded the matter to be heard and determined afresh by a new set of officers of the Central Excise department. The High Court of Madras granted a stay in relation to WP No. 8135 in so far as relates to job work challan matter and until a fresh enquiry was made. Further, the High Court of Madras dismissed WP No. 9744, 9755 and the contempt petition.

The Central Excise department deputed the Assistant Commissioner of Central Excise to conduct an enquiry for the alleged non-compliance of Rules 4(5a) and 4(6) of the Cenvat Credit Rules in respect of non-return of job work challans. The Assistant Commissioner of Central Excise served a show cause notice on September 9, 2011. We filed a response before the Assistant Commissioner of Central Excise. After conducting a personal hearing, the Assistant Commissioner passed a favorable order on January 1, 2012 and dropped the entire demand for duty and interest. The department went into appeal before the Commissioner (Appeals) against this order, but the appeal was restricted only to the demand of interest. The Commissioner (Appeals) allowed the appeal on February 25, 2013 on the condition that interest would become applicable only in those cases where goods have not been sent back or cleared from the premises within 180 days from the date of dispatch from the Tuticorin unit. The verification whether any interest is payable or not has been completed and department raised the interest liability of Rs. 2.4 million which we have challenged before Tribunal on April 7, 2015 and the case has yet to be listed for hearing.

We filed two writ appeals no. 704 and 705 of 2011 in the High Court of Madras challenging the orders passed with respect to the writ petitions no. 8135 and 9744 of 2010. The writ petitions were admitted on August 1, 2011 and the Court ordered other party to maintain the status quo. In the meanwhile, the Commissioner of Customs Tuticorin issued a show cause notice in January, 2015 based on alleged violation of advance license conditions from 2005 to 2009 expressly mentioning that this show cause notice shall be kept pending and not be adjudicated unless and until directions are obtained from the High Court enabling such adjudication. We filed writ petition no. 626 of 2015 against this show cause notice, which was tied up with writ appeals no. 704 and 705 of 2011 and heard together. Thereafter, regular hearings took place in the High Court, and on March 12, 2015 the High Court gave an interim order, allowing one of the prayers in writ in form of injunction to the Directorate General of Foreign Trade actions in pursuit of the show cause notice received from customs department. During the course of the hearings, writ appeal no. 704 was withdrawn as it has become infructuous as it relates to the job work challan matter which has already been concluded. Writ appeal no. 705 of 2011 and writ petition no. 626 of 2015 were heard on March 11, 2016 and we are awaiting for the final judgment as the High Court has reserved orders and yet to be pronounced.

Petitions have been filed in the Rajasthan High Court relating to sales tax

We have filed two writ petitions before the Rajasthan High Court, seeking to quash the two letters issued by Finance (Tax) department, Jaipur and to set aside the show cause notice issued by the Rajasthan Sales Tax Department, demanding Rajasthan VAT on sales of crude oil alleging that the sales are intra-state sale (as opposed to an inter-state sale). The matter was last heard on May 17, 2016 and the judgement dated July 13, 2016 allowed our petition and held that sale of crude oil should be regarded as interstate sale subject to central states tax and that Rajasthan VAT should not be applicable.

Proceedings related to the Imposition of Entry Tax

BALCO challenged the constitutional validity of a local statute levying entry tax on the entry of goods brought into the State of Chhattisgarh, India from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. BALCO paid the entry tax of Rs. 2,194.7 million ($ 33.1 million) under protest to the state government of Chhattisgarh until March 31, 2015. The matter was referred to the Supreme Court of India.

We also challenged the constitutionality of the Odisha Entry Tax Act. On February 18, 2008, the Odisha High Court held that (i) the Odisha entry tax is not compensatory, (ii) there should not be any entry tax on goods coming into Odisha which are not manufactured in Odisha, and (iii) that the Odisha Entry Tax Act is valid. This challenge was with regard to levy of entry tax on indigenous goods. The High Court order was challenged before the Supreme Court of India wherein the court ordered us to pay the entry tax amount towards earlier dues amounting to Rs. 35 million ($ 0.5 million) and amounts accruing from October 2009 on a monthly basis i.e. Rs. 0.8 million per month, until the matter is finally disposed. These amounts have been fully paid under protest.

In a related matter in respect of challenging the levy of entry tax on imported goods, on April 9, 2013 the Supreme Court of India ordered the deposit of 50% of the entry tax amount accrued until September 30, 2012, which amounted to Rs.1,196.2 million ($18.1 million). The amounts were paid as per the court order. However, as the entry tax demand was also partially on the SEZ operation, the same was challenged separately before the High Court of Odisha, Cuttack wherein we paid 50 % of the demand under protest as per the court order. The matter is pending adjudication. Meanwhile, the Government of Odisha notified its SEZ Policy 2015 in December 2015, exempting entry tax levy on SEZ operations and we are seeking exemptions relying on the same.

Furthermore, there was a demand of entry tax on March 26, 2012 for Rs. 727 million and interest of Rs. 492 million for the period from August 2007 to January 2012 on power business of the then SEL. We have paid the amount in accordance with the interim order of Supreme Court of India which was given pursuant to the holding of the Odisha High Court.

We are in compliance with the interim orders passed by the Supreme Court of India on both indigenous and imported goods. The main matter on the issue of levy of entry tax was listed for July 19, 2016 onwards before a nine-judge bench of the Supreme Court of India to take into account the various opinions of the High Courts.

Writ petition filed in the Delhi High Court by Cairn India Limited relating to extension of tenure of the Production Sharing Contract for the Rajasthan block

Cairn India Limited filed a writ petition before the High Court of Delhi against the Ministry of Petroleum and Natural Gas (“MoPNG”), the Directorate General of Hydrocarbons (“DGH”) and Oil and Natural Gas Corporation Limited (“ONGC”) regarding the extension of the tenure for the Production Sharing Contract (“PSC”) for the RJ-ON-90/1 Block (“RJ Block”).

The RJ Block PSC is valid until May 14, 2020. Consistent with the terms of the PSC, given that the RJ Block is also producing natural gas, Cairn India Limited has been requesting an extension of the tenure of the RJ Block PSC for a period of up to 10 years, i.e., until May 14, 2030. ONGC, Cairn India Limited’s joint venture partner in the RJ Block, is technically aligned on the recoverable resources potential of the RJ Block beyond the PSC period, until the proposed extension period up to 2030. Cairn India Limited has been making regular requests to the MoPNG for extension of the tenure of the RJ Block PSC since the past few years. However, apart from seeking further technical and financial details, the MoPNG has not yet made a final decision in the matter.

With regards to the MoPNG’s delay, a writ petition was filed by Cairn India Limited on December 11, 2015, seeking relief from the High Court of Delhi. During the Court hearing held on December 14, 2015, the MoPNG and DGH contended that no decision had been taken in the matter as the requisite data had not been provided by Cairn India Limited and ONGC. ONGC further contended that it had sought certain commercial particulars from Cairn India Limited which had not been furnished by Cairn India Limited. Through its order dated December 14, 2015, the High Court of Delhi ordered all parties to exchange the requisite information and documents to enable the GoI to make a decision in the matter. The High Court of Delhi imposed timelines on the parties for the exchange of information, namely the GoI, DGH and ONGC to seek data and information within four weeks, Cairn India Limited to provide the requisite information within two weeks thereafter, ONGC to review and revert with commercial alignment on the projects within six weeks thereon and the GoI to take a decision within three months from the date of consensus between Cairn India Limited and ONGC. Following the December 14, 2015 court order, information has been exchanged between Cairn India Limited and ONCG for obtaining ONGC’s commercial alignment.

Notwithstanding the above, MoPNG’s and ONGC’s stance so far has been that due to insufficient data provided by Cairn India Limited, ONGC has not been able to conclude its commercial assessment. In view of this, the High Court of Delhi through its order dated April 5, 2016, ordered ONGC to give a final opportunity to Cairn India Limited to furnish the requisite documents within 2 weeks from the date of the aforesaid order and thereafter to make a final decision on commercial alignment within an additional 2 weeks, in order to enable the GoI to take its decision in the matter as per the timeline stated in the High Court of Delhi’s order dated December 14, 2015. Pursuant to the High Court of Delhi order, Cairn India Limited and ONGC have continued the information exchange for the purposes of ONGC’s review. On July 28, 2016, the Delhi High Court took ONGC’s consent for extension on record and directed the GoI to file its response by five weeks. The next date of hearing is scheduled on September 9, 2016.

Writ petition filed in the Delhi High Court by Cairn India Limited relating to export of crude oil from RJ Block

Cairn India Limited has filed a writ petition before the High Court of Delhi against the Directorate General of Foreign Trade (“DGFT”), the Ministry of Petroleum and Natural Gas (“MoPNG”), and Indian Oil Corporation Limited (“IOCL”) for the export of crude oil from the RJ Block.

Due to its nature and composition, RJ Block crude has the potential to be valued higher by refineries in other markets, beyond the prices being received from the GoI nominated buyers, namely IOCL and private refiners Reliance Industries Limited and Essar Oil Limited. Since 2009, Cairn has been receiving bids from international buyers and refiners offering prices that are an additional US$3-4 per bbl more than the domestic sale prices for RJ Block crude.

In accordance with the provisions of the RJ Block PSC and the applicable GoI policies for crude oil export, Cairn India Limited repeatedly requested IOCL and MoPNG to allow it to export RJ Block crude oil, to which there has been no firm response. Cairn India Limited also made written requests to the DGFT to intervene in the matter, which again proved unsuccessful.

In view of the aforesaid, Cairn filed a writ petition in the High Court of Delhi on December 11, 2015 to obtain relief in the form of orders to the DGFT, MoPNG and IOCL for approvals and authorizations to permit and facilitate the export of RJ Block crude oil, to the extent GoI nominated buyers are unable to cover the entire production. Through its order dated December 14, 2015, the High Court ordered the MoPNG, DGFT and IOCL to obtain necessary instructions on whether the GoI was willing to pick up the entire crude oil production from the RJ Block, or in the alternative was ready to grant permission to Cairn to directly export the crude oil not covered by the GoI nominees.

The GoI’s stance thus far has been to deny Cairn India Limited’s request for export, although it has yet to present its complete arguments to the High Court of Delhi justifying such denial. Relying on the lack of consent from the GoI, DGFT also rejected Cairn’s request for export permission on February 16, 2016. During the course of arguments, the High Court of Delhi disagreed with GOI’s observations on the construct of Article 18 and observed that there was no embargo on export in the PSC nor in the policy. The matter been scheduled for conclusion of arguments and is expected to be listed on August 10, 2016.

Suit filed against Cairn India Limited and Vedanta Limited before the High Court of Bombay by a minority shareholder

On December 1, 2015, Mr. Rajotavo Dasgupta, a minority shareholder of Cairn India Limited, filed a suit in the High Court of Bombay against Cairn India Limited, its directors, Vedanta, its various subsidiaries along with their respective directors and other senior officers. In the suit, Mr. Dasgupta has questioned the legality and validity of an inter-corporate loan provided by Cairn India Holdings Limited (“CIHL”), a Jersey based wholly owned subsidiary of Cairn, to THL Zinc Limited (“TZL”), a Mauritius based subsidiary company of Vedanta Limited.

Mr. Dasgupta alleged that Cairn India Limited, its directors and promoters by way of an elaborate scheme diverted Cairn India Limited’s assets, amounting to US$ 1.3 billion to repay a loan taken by Twin Star Mauritius Holdings Limited, a subsidiary company of Vedanta, to purchase the shares of Cairn India Limited in 2011. It was therefore alleged that Cairn India Limited, by providing the inter-corporate loan, effectively extended financial assistance for the purpose of purchasing its own shares in violation of Section 67 of the Indian Companies Act, 2013.

Pursuant to the filing of the suit and the notice of motion to restrain Cairn India Limited and Vedanta Limited from (as part of the interim relief sought) : (i) pursuing the scheme of the proposed merger between Cairn India Limited and Vedanta Limited; (ii) change of the terms of the inter-corporate loan given by CIHL to TZL; (iii) recovery of the inter-corporate loan along with interest from Vedanta Limited and its subsidiaries; and (iv) repayment of the Cairn India Limited acquisition debt by Vedanta Limited and its subsidiaries to the creditors. Cairn India Limited and the other defendants in the matter have filed their replies through affidavits. No final order has been passed by the High Court of Bombay on the matter as of date. On July 20, 2016, the shareholder sought leave to withdraw the suit and the notice of motion which was allowed by the High Court of Bombay on July 21, 2016. The matter stands withdrawn.

Legal actions by Indian Income tax Authorities for additional income tax

Income tax returns submitted by companies are subject to a comprehensive review and challenge by the tax authorities. There are appellate procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved by the High Court or the Supreme Court of India. There are certain income tax legal proceedings which are pending against us. Potential liabilities, if any have been adequately provided for and we do not currently estimate any material incremental tax liability in respect of these matters. The Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holidays and disallowances of expenditures relating to exempt income, amounting to Rs. 31,617 million and Rs. 37,405 million ($ 564.6 million) as at March 31, 2015 and March 31, 2016, respectively.

Legal actions by third parties, Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties

Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the subsidiaries’ tax returns. As of March 31, 2015 and 2016, the total claim related to these liabilities is Rs. 21,661 million and Rs. 24,216 million ($ 365.5 million) respectively. We have evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 283 million and Rs. 173 million ($ 2.6 million) as current liabilities as of March 31, 2015 and 2016 respectively.

The claims by third party claimants amounted to Rs. 46,694 million and Rs. 46,673 million ($ 704.5 million) as of March 31, 2015 and 2016 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 7,441 million and Rs. 2,519 million ($ 38.0 million) as current liabilities as at March 31, 2015 and 2016 respectively.

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

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This resulted in an increase in the dividend distribution tax to more than 20% from 16.995% from October 2014. The Finance Act 2015 increased the surcharge from 10% to 12%, and the applicable tax rate for fiscal year 2016 was 20.358%. Further, the Finance Act 2016 provided that any income earned by an individual, Hindu Undivided Family (HUF) or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of Rs.1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on a gross basis on such amount exceeding Rs.1,000,000. Under Section 115 O (1A) of the Finance Act, 2009, effective April 1, 2009, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, thereby reducing the dividend distribution tax to the extent of such set-off.

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

B. Significant Changes

Merger with Cairn India Limited

On June 14, 2015, Vedanta Limited and Cairn India Limited announced a merger through a Scheme of Arrangement under Indian law. On completion, minority shareholders of Cairn India Limited will receive for each equity share held one equity share in Vedanta Limited of face value Re. 1 each and one 7.5% Redeemable Preference Share in Vedanta Limited with a face value of Rs. 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited.

On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited issued the ‘No adverse observation’ letter to the Scheme of arrangement. Thereafter on July 22, 2016, Vedanta Limited and Cairn India Limited announced the revised terms to the recommended merger between Vedanta Limited and Cairn India Limited. As per the revised terms, on completion, non-controlling shareholders of Cairn India will receive for each equity share held one equity share in Vedanta Limited of face value Re. 1 each and four 7.5% Redeemable Preference Shares in Vedanta Limited with a face value of Rs. 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India. The transaction is conditional on Vedanta Limited, Cairn India and Vedanta plc shareholder approvals, as well as Indian High Court, and other customary approvals. Vedanta Limited will continue to be listed on the BSE and NSE, with ADSs listed on the NYSE. The merger remains strategically important for simplification of the group structure.

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

As of March 31, 2016, 2,964,694,239 of our equity shares were outstanding (including the 228,184,620 equity shares underlying our 57,046,155ADSs outstanding as of such date) after giving effect to the bonus issue and share split. All our equity shares are registered shares.

We have entered into listing agreements with the NSE and the BSE (which were effective until November 30, 2015) and a Uniform Listing Agreement with the NSE and the BSE pursuant to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 effective December 1, 2015, pursuant to which we are required to comply with certain regulations in addition to the requirements under the Companies Act 2013. Our outstanding equity shares are currently listed and traded on the NSE and BSE. The equity shares of SIIL were previously listed on the Calcutta Stock Exchange Association Limited and were voluntarily delisted on May 9, 2008. For information regarding conditions in the Indian securities markets, see “Item 3. Key Information – D. Risk Factors – Risks Relating to Investments in Indian Companies, Global Economic Conditions and International Operations.”

The following table shows:

•	the reported high and low trading prices for our ADSs in US dollars on the NYSE; and

•	the imputed high and low trading prices for our equity shares, translated into US dollars, based on the Indian Rupee prices for such equity shares as quoted in the official list of each of the NSE and BSE and the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented;

	NYSE Price Per ADS		Average NYSE Daily ADS Share Trading	NSE Price Per Equity Share		Average NSE Daily Equity Share Trading	BSE Price Per Equity Share		Average BSE Daily Equity Share Trading
Fiscal Year	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume

2012	16.60	6.64	1,161,246	4.28	1.64	6,479,436	4.27	1.63	994,973
2013	9.06	6.42	642,788	2.26	1.59	6,169,332	2.26	1.63	664,307
2014(1)	13.59	4.76	537,824	3.56	1.17	6,757,850	3.55	1.17	947,611
2015	21.36	11.43	197,421	5.11	2.86	6,112,054	5.11	2.86	778,407
2016	14.43	3.52	226,508	3.52	0.88	12,085,613	3.52	0.88	1,483,779
2015
1st Quarter	21.36	11.71	285,556	5.30	2.96	9,494,590	5.30	2.96	1,422,298
2nd Quarter	20.86	17.21	162,256	5.11	4.30	5,728,458	5.09	4.30	655,298
3rd Quarter	17.46	11.43	192,198	4.38	3.02	4,793,720	4.39	3.03	488,441
4th Quarter	14.38	11.79	149,562	3.62	2.95	4,461,696	3.61	2.95	547,922
2016
1st Quarter	14.43	10.63	180,191	3.67	2.67	4,932,104	3.67	2.67	479,437
2nd Quarter	11.01	4.59	219,576	2.71	1.17	8,293,535	2.71	1.17	930,878
3rd Quarter	7.06	4.77	260,412	1.80	1.23	12,925,332	1.75	1.23	1,599,676
4th Quarter	5.72	3.52	245,436	1.48	0.88	22,377,976	1.48	0.88	2,952,316
2017
1st Quarter	7.88	5.00	181,096	1.97	1.26	16,364,315	1.97	1.26	1,723,696
Last Six Months
January 2016	5.70	3.65	276,309	1.38	0.91	20,587,808	1.38	0.92	2,853,345
February 2016	4.40	3.52	245,403	1.14	0.85	22,597,023	1.14	0.85	3,158,491
March 2016	5.72	4.34	217,278	1.48	1.07	23,938,143	1.48	1.07	2,834,805
April 2016	6.56	5.00	136,021	1.64	1.28	18,440,615	1.64	1.28	1,940,663
May 2016	6.87	5.47	172,359	1.70	1.40	16,326,897	1.70	1.40	1,639,738
June 2016	7.88	6.08	232,859	1.97	1.53	14,702,941	1.97	1.53	1,630,135
July 2016 (through July 15, 2016)	9.92	7.78	283,998	2.61	1.97	20,629,602	2.60	1.97	2,338,486

Notes:

(1)	The first trading day on the NYSE was September 9, 2013 and on the BSE and the NSE was August 27, 2013 since the Re-organization Transactions became effective. Since this date, the information relating to the high and low market prices and the average daily trading volumes of the ADSs and the shares are of Vedanta Limited.

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

Share Capital

Our authorized share capital is Rs.51,270 million divided into 51,270 million equity shares of par value Re. 1 per equity share. As of March 31, 2016 our issued share capital was Rs. 2,965.0 million, divided into 2,965,004,871 equity shares of par value Re. 1 per equity share. 310,632 equity shares of our total issued capital has not be issued and allotted by us as they are under dispute.

As of March 31, 2016, 2,964,694,239 equity shares, par value Re. 1 per equity share, were issued and outstanding, of which 228,184,620 equity shares were held in the form of 57,046,155 ADSs. Each ADS represents four equity shares.

Changes in Capital or our Memorandum of Association and Articles of Association

Subject to the Indian Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting or through postal ballot:

•	increase our share capital with such rights and privileges, or modify the rights and privileges associated with the existing shares, as directed in the general meeting, or as determined by the Board;

•	issue shares with a preferential right to dividends, and in repayment of paid-up share capital on the winding up of the Company, and with a right to vote only on resolutions placed before the Company which directly affect the rights attached to such preference shares owned and any resolution for the winding up of the company or for the repayment or reduction of its equity or preference share capital and his voting right on a poll shall be in proportion to the share in the paid-up preference share capital of the Company;

•	sub-divide or consolidate our shares, or any of them, and the resolution whereby any share sub-divided or consolidated may determine that, as between the holders of the shares resulting from such sub-division or consolidation, one or more of such shares shall have some preference or special advantage as regards dividend, capital or otherwise over or as compared with the others;

•	issue preference shares which are redeemable, which are to be redeemed on such terms and conditions and in such manner determined by the Board in accordance with the Act;

•	split all or any part of our shares into a larger number of shares each with a smaller par value;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	issue sweat equity shares of a class of shares already issued subject to the terms and conditions prescribed in Section 54 of the Companies Act, 2013;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum of Association or Articles of Association.

Under our Articles of Association and pursuant to the applicable provisions of the Indian Companies Act, the shares (including any shares forming part of any increased share capital of the company) shall be under the control of the Board of directors of the company, who may allot or otherwise dispose of the same to such persons in such proportion, on such terms and conditions and at such times as the directors think fit and subject to the sanctions of the shareholder in general meeting with full power, to give any person the option to call for or be allotted shares of any class of the company either (subject to the provisions of Section 52 and 53 of the Companies Act, 2013) at a premium or at a par such option being exercisable for such time and for such consideration as the directors thinks fit.

Directors

Under our Articles of Association there is no provision for a director to hold any qualification shares. According to the Indian Companies Act, the age limit for retirement of whole time directors is 70 years. There is no age limit requirement for the retirement of non-executive directors.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within 9 months from the date of closing of the first financial year of the Company and in any other case within a period of 6 months from the date of closing of the financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10.0% of our paid-up capital as on that date which carries voting rights. A notice in writing or through electronic mode to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice in writing or electronic mode is received from not less than 95.0% of the members entitled to vote at such meeting. Under the Indian Companies Act, general meetings are to be held either at the registered office or at another place within the city, town or village in which the registered office is situated. Business may be transacted at a general meeting only when a quorum of shareholders is present. Thirty members personally present, entitled to attend and to vote on the business to be transacted, will constitute a quorum.

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

According to the Companies Act, 2013 and the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 (“SEBI (LODR) Regulations, 2015”) effective December 1, 2015, for listed companies, voting at general meetings has to be done by electronic voting (“e-voting”). For those shareholders who are unable to vote through this facility, the facility of physical voting through ballot papers is provided at the meeting. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our Board of directors, has the right to cast a tie-breaking vote.

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

Under the Companies Act 2013, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years or both, after providing for depreciation in a manner provided for in the Companies Act, 2013. The Companies Act, 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2015 provide that in an event of adequacy or absence of profits in any year, a company may declare dividend out of its reserves subject to the fulfillment of the following conditions, such as:

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

Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the listing agreement and SEBI (LODR) Regulations, 2015 pertaining to NSE and BSE on which our equity shares are listed, in the event we have not effected the transfer of shares within 15 days or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of 15 days, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.

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

The National Company Law Tribunal has been constituted with effect from June 1, 2016 and by virtue of Section 466 of the Companies Act, 2013, the Company Law Board stands dissolved.

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

Alteration of Shareholder Rights

Pursuant to Section 48 of the Companies Act, 2013, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Ministry of Corporate Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, by a special resolution passed at a separate meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.

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

To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding 30 days at any one time and we are required to ensure that there is a gap of at least 30 days between the two record dates. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately 10 to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the SEBI (LODR) Regulations, 2015 pertaining to NSE and BSE on which our equity shares are listed, we may, upon giving at least seven working days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.

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

Related Party Transactions

As per the Companies Act, 2013, all related party transactions shall require prior approval of the Audit Committee. The Audit Committee may grant omnibus approval for related party transactions proposed to be entered into by the Company subject to certain conditions. The Audit Committee shall review, at least on a quarterly basis, the details of related party transactions entered into by the Company pursuant to each of the omnibus approvals accorded by the Audit Committee. The Audit Committee shall lay down the criteria for granting omnibus approvals in line with the policy on related party transactions of the Company and such approval shall be applicable to transactions which are similar in nature. Prior approval of the shareholders by way of a resolution is required for all the related party transactions which are not in the ordinary course of business and which are not at arm’s length basis. Further, such prior approvals do not apply to transactions between a holding company and its wholly owned subsidiary whose accounts are consolidated with such holding company and placed before the shareholders at the general meeting. Disclosure of related party transactions is required to be included in the annual report along with the justification for entering in to such contracts and arrangements.

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

Corporate Social Responsibility

The Companies Act, 2013, read with the Rules made thereunder, requires companies which meet the requirements of certain thresholds of net worth, turnover or net profits to constitute a Corporate Social Responsibility (“CSR”) Committee and to spend at least 2% of average profits before taxes for the previous three fiscal years on areas of CSR. This requirement is effective as of April 1, 2014. In the event we are unable to spend the required amount, we will be required to disclose details of amounts spent and, in case of any shortfall in such spending, also state the reasons for the shortfall.

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

Takeover Code and Listing Agreements

In September 2011, SEBI notified the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”) which replaces the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. Under the Takeover Code, upon acquisition of shares or voting rights in a publicly listed Indian company such that the aggregate share-holding of the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company either by himself or together with persons acting in concert) is 5.0% or more of the shares or voting rights of the company, the acquirer is required to, within two working days of such acquisition of shares or voting rights or receipt of intimation of allotment of shares, disclose their aggregate shareholding and voting rights in the company to the company and to the stock exchanges in which the shares of the company are listed.

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

Where the public shareholding in the target company is reduced to a level below the limit specified in the listing regulations read with SEBI circular CIR/CFD/CMD/14/2015 dated November 30, 2015 on account of shares being acquired pursuant to an open offer, the acquirer is required to take necessary steps to facilitate compliance with the public shareholding threshold within the time prescribed in the Securities Contract (Regulation) Rules, 1957. Further to an amendment to the Takeover Code dated March 24, 2015, an acquirer can make an offer for delisting the Company if such acquirer declares his intention to do so at the time of making the public announcement of an open offer. In other instances, the acquirer will not be eligible to make voluntary delisting offer under the SEBI (Delisting of Equity Shares) Regulations 2009, unless 12 months have elapsed from the date of the completion of offer period.

Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our Company. The ADSs entitle ADS holders to exercise voting rights in respect of the Deposited Equity Shares (as described in the section titled “Voting Rights of Deposited Equity Shares Represented by ADSs”). Accordingly, the requirement to make an open offer of at least 26.0% of the shares of a company to the existing shareholders of the company would be triggered by an ADS holder where the shares that underlie the holder’s ADSs represent 25.0% or more of the shares or voting rights of the company. We entered into listing agreements with BSE and NSE which were superseded by SEBI (LODR) Regulation 2015, pursuant to which we must report to the stock exchanges any disclosures made to the company pursuant to the Takeover Code.

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

Delaware Law	Indian Law

Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one-tenth of the paid-up share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting or within 6 months from the end of financial year, whichever is higher, the GoI may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Our Articles of Association specify that the quorum for the general meeting shall be as provided in the Companies Act, 2013. According to the Indian Companies Act, quorum for a general meeting is at least 30 shareholders personally present if number of members as on date of meeting is exceeding 5,000 to vote and in such instances, the Indian Companies Act supersedes the Articles of Association.

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

Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors, whether directly or indirectly, is concerned or interested including the Director who a Promoter, Manager, Chief Executive Officer of anybody corporate; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the members is required by way of resolution. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

Cumulative Voting

Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There is no concept of cumulative voting under Indian law.

Shareholder Action Without a Meeting

Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.	There is no concept of shareholder action without a meeting under Indian law.

Delaware Law	Indian Law

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	The sale, lease or disposal of all or substantially all of the assets of an Indian company must be approved by the board of directors and shareholders holding a majority of the voting share capital of the company.

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

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the director’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus. Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “- Indemnification of Directors and Officers.”

Delaware Law	Indian Law

Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be void. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a Court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	There is no concept of appraisal rights under Indian law.

Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under the Indian Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the CLB, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; and (b) that a material change has taken place in the management or control of the company, whether by a change in the board of directors or management or in the ownership of the company’s shares, and by reason of such change it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

Delaware Law	Indian Law

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	Pursuant to our Articles of Association, our Board of directors has the authority to determine whether and to what extent and at what times and places and under what conditions or regulations our books are open to the inspection of the shareholders. Further, no shareholder of the company has the right to inspect any record of the company except as conferred under law or authorized by the board of directors or by the shareholders in a general meeting. The books containing the minutes of the proceedings of any general meetings of the shareholders are required to be kept at the registered office of the company and such materials are to be opened for inspection by any shareholder, without charge, subject to reasonable restrictions which may be imposed by a company’s articles or the general meeting of the shareholders. If an inspection is refused, the company and every officer of the company in default will be punishable with a fine. Under Indian law, the audited financial statements for the relevant financial year, the directors’ report and the auditors’ report are required to be provided to the shareholders before the annual general meeting.

Amendment of Governing Documents

Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding not less than 75.0% of the shares of the company.

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

(v) no company shall declare dividend unless previous losses and depreciation not provided in previous year or years are set off against profit of the company of the current year.

Delaware Law	Indian Law

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

Comparison of Corporate Governance Standards

The listing of our ADSs on the NYSE and our equity shares on the NSE and BSE cause us to be subject to NYSE listing standards and Indian corporate governance requirements set out in the listing agreements that we have entered into with the NSE and BSE which is superseded by SEBI (LODR) Regulations 2015 effective December 1, 2015.

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

The SEBI (LODR) Regulations 2015 was notified on September 2, 2015 and are effective from December 1, 2015.

The following table summarizes certain material differences in the corporate governance standards applicable to us under the listing agreements with the NSE and BSE which is superseded SEBI (LODR) Regulations 2015 and the corporate governance standards for a NYSE-listed company, both to a typical US domestic issuer and the requirements that would be different for us as a foreign private issuer.

Standard for NYSE-Listed Companies	Requirements under our Listing Agreements with the NSE and BSE which is superseded by the SEBI (LODR) Regulations, 2015 effective December 1, 2015

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

Regulation 17(1) states that, if the Chairman of the board of directors is an executive director, at least 50.0% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non-executive director, then at least one third of the board should comprise of independent directors, provided that where the non-executive Chairman is a promoter of the company or is related to any promoter or person occupying a management position at the board of directors level or at one level below that, at least 50.0% of the board of directors should comprise of independent directors.

Regulation 16(1)(b) define an ‘independent director’ to mean a non-executive, other than a nominee director of a listed entity

(i) who, in the opinion of the board, is a person of integrity and possesses relevant expertise and experience;

(ii) who is or was not a promoter of the company or its holding, subsidiary or associate company;

(iii) who is not related to promoters or directors in the company, its holding, subsidiary or associate company;

Standard for NYSE-Listed Companies	Requirements under our Listing Agreements with the NSE and BSE which is superseded by the SEBI (LODR) Regulations, 2015 effective December 1, 2015

(iv) who, apart from receiving director’s remuneration, has or had no material pecuniary relationship with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year;

(v) none of whose relatives has or had pecuniary relationship or transaction with the company, its holding, subsidiary or associate company, or their promoters, or directors, amounting to 2% or more of its gross turnover or total income or Rs. 5,000,000 or such higher amount as may be prescribed, whichever is lower, during the two immediately preceding financial years or during the current financial year;

(vi) who, neither himself nor any of his relatives (A) holds or has held the position of a key managerial personnel or is or has been employee of the company or its holding, subsidiary or associate company in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed;

(B) is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year in which he is proposed to be appointed, of —(1) a firm of auditors or company secretaries in practice or cost auditors of the company or its holding, subsidiary or associate company; or (2) any legal or a consulting firm that has or had any transaction with the company, its holding, subsidiary or associate company amounting to ten per cent or more of the gross turnover of such firm.

(C) holds together with his relatives 2% or more of the total voting power of the company; or

(D) is a Chief Executive or director, by whatever name called, of any non-profit organization that receives 25% or more of its receipts from the company, any of its promoters, directors or its holding, subsidiary or associate company or that holds 2% or more of the total voting power of the company;

(E) is a material supplier, service provider or customer or a lessor or lessee of the company;

(vii) who is not less than 21 years of age.

Standard for NYSE-Listed Companies	Requirements under our Listing Agreements with the NSE and BSE which is superseded by the SEBI (LODR) Regulations, 2015 effective December 1, 2015

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

Regulation 18(3) of SEBI (LODR) Regulations, 2015 read with Part C of Schedule II require that the role of the audit committee should include the following:

•       oversight the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

•       recommendation for appointment, remuneration and terms of appointment of the auditors and approval of payment to statutory auditors for any other services rendered by the statutory auditors.

•       review with management the annual financial statements before submission to the board of directors, focusing primarily on matters required to be included in the Director’s Responsibility Statement in terms of clause (c) of sub-secton (3) of Section 134 of the Act, 2013, any changes in accounting policies and practices and reasons for the same, any major accounting entries based on exercise of judgment by management, any qualifications in the draft audit report, any significant adjustments arising out of the audit, the going concern assumption, compliance with accounting standards, compliance with stock exchange and legal requirements concerning financial statements and any related party transactions.

•       Review with the management, the quarterly financial statements before submission to the board for approval

•       To review with management the statement of uses or application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for purposes other than those stated in the offer document / prospectus / notice and the report submitted by the monitoring agency monitoring the utilization of proceeds of a public or rights issue, and making appropriate recommendations to the board to take up steps in this matter

•       reviewing and monitoring the auditor‘s independence and performance, and effectiveness of audit process;

•       approval or any subsequent modification of transactions of the listed entity with related parties;

•       scrutiny of inter-corporate loans and investments;

•       valuation of undertakings or assets of the listed entity, wherever it is necessary;

•       evaluation of internal financial controls and risk management systems

•       review with management the performance of statutory and internal auditors, and the adequacy of internal control systems.

Standard for NYSE-Listed Companies	Requirements under our Listing Agreements with the NSE and BSE which is superseded by the SEBI (LODR) Regulations, 2015 effective December 1, 2015

•       review the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

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

•       Reference to audit committee charter functions

•       Statement of deviations:

(a)    Quarterly statement of deviation(s) including report of monitoring agency, if applicable, submitted to stock exchange(s) as per the specified regulation

(b)    Annual statement of funds utilized for purposes other than those stated in the offer document / prospectus / notice in terms of the requirement of the specified regulations

Standard for NYSE-Listed Companies	Requirements under our Listing Agreements with the NSE and BSE which is superseded by the SEBI (LODR) Regulations, 2015 effective December 1, 2015

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Exchange Act. The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.	Regulation 18(1)(a)(b) of SEBI(LODR) Regulations, 2015 require that a qualified and independent audit committee should be set up, which has a minimum of three members. Two-thirds of its members should be independent directors and the chairman of the audit committee should be an independent director.

Each listed company must have disclosed whether its Board of directors has identified an audit committee financial expert (as defined under applicable rules of the SEC) and if not, the reasons why the Board has not done so.	Regulation 18(1)(c) of SEBI (LODR) Regulations, 2015 also require that all members of the audit committee should be financially literate and at least one member should have financial management and accounting expertise.

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

Regulation 19 of and SEBI (LODR) Regulations, 2015 states that, the company shall set up a nomination and remuneration committee which shall comprise at least three directors, all of whom shall be non-executive directors and at least half shall be independent. Chairman of the committee shall be an independent director.

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

Regulation 19 of SEBI (LODR) Regulations, 2015 read with Part D of Schedule II, the role of the committee shall include the following:

(1) formulation of the criteria for determining qualifications, positive attributes and independence of a director and recommend to the board a policy, relating to the remuneration of the directors, key managerial personnel and other employees;

(2) formulation of criteria for evaluation of Independent Directors and the board;

(3) devising a policy on board diversity;

(4) identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down, and recommend to the board their appointment and removal. The company shall disclose the remuneration policy and the evaluation criteria in its annual report.

(5) whether to extend or continue the term of appointment of the independent director, on the basis of the report of performance evaluation of independent directors.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	Companies Act, 2013 requires that every listed company shall constitute a nomination and remuneration committee, comprising of three or more non-executive directors, out of which not less than one-half shall be independent directors. This Committee is also required pursuant to the SEBI (LODR) Regulations, 2015.

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

Regulation 19 of SEBI (LODR) Regulations, 2015 read with Part D of Schedule II, the role of the committee shall include the following:

(1) Formulation of the criteria for determining qualifications, positive attributes and independence of a director and recommend to the board a policy, relating to the remuneration of the directors, key managerial personnel and other employees;

(2) Formulation of criteria for evaluation of Independent Directors and the board;

(3) Devising a policy on board diversity;

(4) Identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down, and recommend to the board their appointment and removal. The company shall disclose the remuneration policy and the evaluation criteria in its Annual Report.

(5) whether to extend or continue the term of appointment of the independent director, on the basis of the report of performance evaluation of independent directors.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.

(The NYSE requirement that corporate governance guidelines be adopted does not apply to us as a foreign private issuer. However, we must disclose differences between the corporate governance standards to which we are subject and those of the NYSE.)

Corporate governance requirements for listed companies in India are included in Regulation 27 of SEBI (LODR) Regulations, 2015.

Code of Business Conduct and Ethics

All listed companies, United States and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

(The NYSE requirement for a code of business conduct and ethics does not apply to us as a foreign private issuer.)

Regulation 17 (5)(a)(b) of SEBI(LODR) Regulations, 2015 require that the board of directors shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel are required to affirm compliance with the code on an annual basis and the company’s annual report must contain a declaration to this effect signed by its CEO.

Regulation 17(5)(b) and Regulation 25(5) of SEBI (LODR) Regulations, 2015,

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

Outstanding loans

See Note 17 “Borrowings” in Notes to Consolidated Financial Statements for more details.

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

Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, (“the Takeover Code”), exit and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as lottery business, atomic energy, trading in transferable development rights railways (other than permitted activities), real estate business or construction of farm houses and manufacturing of cigars.

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

A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh and an overseas corporate body as defined in FEMA) has general permission to purchase equity shares (including partly paid up shares), convertible debentures or preference shares of an Indian company (mandatorily required to be fully paid up and compulsorily convertible), subject to certain terms and conditions.

Currently, subject to certain exceptions, FDI and investment by Non-Resident Indians (“NRIs”) (as defined under FEM (Deposit) Regulations, 2000), in Indian companies on non-repatriation basis do not require the prior approval of the FIPB or the RBI subject to prohibition of investment in chit fund or a nidhi company or is engaged in agricultural/ plantation activities or real estate business or construction of farm houses or dealing in Transfer of Development Rights The GoI has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment.

As per the FDI Policy, downstream investment means indirect foreign investment (an investment by an Indian company/ Limited Liability Partnership (‘LLP’) which in turn, has foreign investment), into another Indian company/LLP, by way of subscription or acquisition. Downstream investment by an Indian company/LLP, which is owned and/or controlled by non-resident entities, into another Indian company/LLP, must be in accordance with the relevant sectoral conditions and caps with regard to the sectors in which the latter Indian company/LLP is operating.

Downstream investments by Indian companies/LLP will be subject to the following conditions:

•	Such a company/LLP is to notify the Secretariat for Industrial Assistance, Department of Industrial Policy and Promotion and the Foreign Investment Promotion Board of its downstream investment in the form available at http://www.fipbindia.com within 30 days of such investment, even if capital instruments have not been allotted along with the modality of investment in new/existing ventures (with/without expansion program);

•	Downstream investment by way of induction of foreign equity in an existing Indian company/LLP to be duly supported by a resolution of the board of directors as also a shareholders agreement, if any;

•	Issue/transfer/pricing/valuation of shares shall be in accordance with applicable SEBI/RBI guidelines;

•	For the purpose of downstream investment, the Indian companies/LLP making the downstream investments would have to bring in requisite funds from abroad and not leverage funds from the domestic market. This would, however, not preclude downstream companies, with operations, from raising debt in the domestic market. Downstream investments through internal accruals are permissible by an Indian company/LLP under certain conditions provided under FDI policy

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

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to NRIs. Under the portfolio investment scheme, each NRI can purchase (on repatriation as well as non-repatriation basis) up to 5.0% of the paid-up value of the share issued by an Indian company, subject to the condition that the aggregate paid-up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the Company. The aggregate ceiling limit of 10.0% limit may be raised to 24.0% if a special resolution is passed in a general meeting of the shareholders of the company. In addition to portfolio investments in Indian companies, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.

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

Investment by Foreign Portfolio Investors

The SEBI (Foreign Portfolio Investors) Regulations, 2014 (“FPI Regulations”) came into effect, where the SEBI clarified on March 28, 2014 that the new regime would commence on June 1, 2014. All the existing foreign institutional investors (“FIIs”), sub accounts and qualified foreign investors (“QFIs”) have been classified together into a new class of investors known as the foreign portfolio investors (“FPIs”). FPIs are required to be registered with the designated depositary participant on behalf of the SEBI subject to compliance, with ‘Know Your Customer’ norms. FPIs are permitted to invest only in the following securities:

•	securities in the primary and secondary markets including shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India;

•	units of schemes floated by domestic mutual funds, whether or not listed on a recognized stock exchange;

•	units of schemes floated by a collective investment scheme;

•	derivatives traded on a recognized stock exchange;

•	treasury bills and dated government securities;

•	commercial papers issued by an Indian company;

•	Rupee denominated credit enhanced bonds;

•	security receipts issued by asset reconstruction companies;

•	perpetual debt instruments and debt capital instruments, as specified by the RBI from time to time;

•	listed and unlisted non-convertible debentures / bonds issued by an Indian company in the infrastructure sector, where ‘infrastructure’ is defined in terms of the RBI External Commercial Borrowings guidelines;

•	non-convertible debentures or bonds issued by Non-Banking Financial Companies categorized as ‘Infrastructure Finance Companies’ by the RBI;

•	Rupee denominated bonds or units issued by infrastructure debt funds;

•	Unlisted debt securities;

•	Securitized debt instruments

•	Indian depository receipts; and

•	such other instruments specified by the SEBI from time to time.

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

The individual and aggregate investment limits for the RFPIs should be below 10.0% and 24.0% respectively of the total paid-up equity capital or 10.0% and 24.0% respectively of the paid-up value of each series of convertible debentures issued by an Indian company and such investment should be within the overall sectoral caps prescribed under the FDI policy. The aggregate ceiling limit of 24.0% limit may be raised to up to the sectoral cap/ statutory ceiling, as applicable if a special resolution is passed in a general meeting of the shareholders of the company. An RFPI may invest in government securities and corporate debt subject to limits specified by the RBI and SEBI from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by SEBI from time to time.

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

Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. In June 2015, the RBI revised the restrictions on capital account transactions by resident Indians who are now permitted to remit up to $ 250,000 per financial year (April-March) for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to countries identified by the Financial Action Task Force as “non co-operative countries and territories.”

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

A non-resident may also transfer any security to a person resident in India by way of gift. The transfer of shares from an Indian resident to a non-resident does not require the prior approval of the GoI or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy and are not under the specified financial services sector, the non-resident shareholding is within sector limits under the FDI policy and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the rates quoted on Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2012	50.89	48.01	53.71	44.00
2013	54.52	54.47	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016	66.25	65.39	68.84	61.99
Month:
January 2016	67.87	67.33	68.08	66.49
February 2016	68.21	68.24	68.84	67.57
March 2016	66.25	66.89	67.75	66.25
April 2016	66.39	66.42	66.70	66.05
May 2016	67.12	66.89	67.59	66.36
June 2016	67.51	67.27	67.92	66.51
July 2016 (through July 15, 2016)	67.07	67.17	67.49	66.81

Notes:

(1)	The exchange rates quoted by Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollars and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2012	0.96	0.95	1.06	0.91
2013	0.96	0.97	1.03	0.94
2014	1.08	1.07	1.15	0.95
2015	1.31	1.15	1.32	1.05
2016	1.30	1.36	1.46	1.23
Month:
January 2016	1.41	1.43	1.46	1.40
February 2016	1.40	1.40	1.42	1.38
March 2016	1.30	1.33	1.39	1.30
April 2016	1.31	1.30	1.33	1.28
May 2016	1.38	1.37	1.39	1.31
June 2016	1.35	1.35	1.38	1.32
July 2016 (through July 15, 2016)	1.32	1.32	1.34	1.31

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the South African Rands and US dollars based on the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2012	7.66	7.41	8.55	6.57
2013	9.18	8.55	9.32	7.63
2014	10.53	10.11	11.25	8.90
2015	12.14	11.06	12.47	10.30
2016	14.71	13.75	16.88	11.72
Month:
January 2016	15.95	16.32	16.88	15.62
February 2016	15.75	15.76	16.18	15.18
March 2016	14.71	15.38	16.14	14.71
April 2016	14.24	14.59	15.15	14.22
May 2016	15.72	15.33	15.88	14.33
June 2016	14.78	15.05	15.60	14.43
July 2016 (through July 15, 2016)	14.35	14.52	14.79	14.23

Notes:

(1)	The exchange rates quoted on Federal Reserve Bank of New York at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all fiscal years presented and the average of the exchange rates quoted on Federal Reserve Bank of New York for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between the Namibian dollars and US dollars based on Oanda.com:

	Period End(1)	Average(1)(2)	High	Low
Fiscal Year:
2012	7.73	7.46	8.58	6.59
2013	9.24	8.55	9.32	7.66
2014	10.58	10.11	11.26	8.90
2015	12.08	11.05	12.47	10.28
2016	14.82	13.77	16.81	11.76
Month:
January 2016	15.85	16.25	16.81	15.45
February 2016	16.03	15.79	16.20	15.19
March 2016	14.82	15.37	15.97	14.82
April 2016	14.21	14.60	15.14	14.21
May 2016	15.76	15.30	15.86	14.21
June 2016	14.77	15.08	15.66	14.50
July 2016 (through July 15, 2016)	14.30	14.53	14.80	14.30

Notes:

(1)	The exchange rates quoted on oanda.com at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this Annual Report.
(2)	Represents the average of the exchange rates quoted on oanda.com for all days during the period for all fiscal years presented and the average of the exchange rates quoted on oanda.com for all days during the period for all months presented.

Although we have translated selected Indian Rupee, Australian dollar amounts, South African Rand and Namibian dollars in this Annual Report into US dollars for convenience, this does not mean, and no representation is made, that the Indian Rupee, Australian dollar, South African Rand and Namibian dollars amounts referred to represent US dollar amounts or have been, could have been or could be converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this Annual Report from Indian Rupees to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2016, which was Rs. 66.25 per $ 1.00, all translations from Australian dollars to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2016, which was AUD 1.30 per $ 1.00, all translations from South African Rand to US dollars are based on the exchange rate quoted by the Federal Reserve Bank of New York on March 31, 2016, which was ZAR 14.71 per $ 1.00 and all translations from Namibian dollars to US dollars are based on the exchange rate quoted by Oanda (data available at www.oanda.com) on March 31, 2016, which was NAD 14.82 per $ 1.00. As of July 15, 2016, the exchange rate between US dollars and Indian Rupees was $ 1.00 = Rs. 67.07 as quoted by the Federal Reserve Bank of New York.

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

Residence

For the purpose of the Income Tax Act, an individual is considered to be a resident of India during fiscal year if he is in India for at least 182 days in a particular year or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding 4 years. However, the 60 days period shall be read as 182 days in the case of (i) a citizen of India who leaves India in the previous year for employment outside India, or (ii) a citizen of India or a person of Indian origin living abroad who visits India. Previously, a company was considered to be resident in India if it was incorporated in India or the control and management of its affairs is situated wholly in India during the relevant fiscal year. However, the Finance Act 2015 changed the criteria for deciding the residential status of a company in India by stating that the place of effective management of a company would be the critical factor for such determination. Individuals and companies who are not residents of India based on the above mentioned criteria are treated as non-residents. In the Finance Act 2016, place of effective management compliance has been deferred by one year. The new requirements have been made applicable from assessment year 2017-18.

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

Further the Finance Act 2016 has provided that any income earned by an individual, Hindu Undivided Family (HUF) or a firm, who is a resident in India, by way of dividend declared, distributed or paid by any domestic company in excess of Rs.1, 000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding Rs.1, 000,000

Taxation of Sale of the Equity Shares

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

Service Tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares are subject to an Indian service tax at the effective tax rate of 12.36% (including cess of 3.0%) collected by the stockbroker (from February 24, 2009 to March 31, 2012 service tax was 10.3%). Further, pursuant to Section 65(101) of the Finance Act (2 of the 2004) a sub-broker is also subject to this service tax. The Finance Act 2015 increased the service tax rate from 12.36% to 14% effective from June 1, 2015. The ‘Education Cess’ and ‘Secondary and Higher Education Cess’ shall be subsumed in the revised rate of service tax of 14%. In addition to service tax, the GoI has further levied Swachh Bharat Cess at the rate of 0.50% on the value of taxable services effective from November 15, 2015 The Finance Act 2016 has further levied Krishi kalyan cess at the rate of 0.50% on the value of taxable services effective from June 1, 2016

Minimum Alternate Tax

The Income Tax Act imposes a Minimum Alternate Tax on companies wherein the income tax payable on the total income is less than 18.5% of its book profit. The Minimum Alternate Tax is payable at the rate of 18.5% plus applicable surcharge and cess. The Finance Act 2013 increased the surcharge on income of domestic companies having taxable income above Rs. 100 million ($ 1.5 million) from 5.0% to 10.0% which resulted in the increase in the effective Minimum Alternate Tax rate for such companies from 20.01% to 20.96%. The Finance Act, 2015 has increased the surcharge to 12% which resulted in an increase in the effective Minimum Alternate Tax rate for such companies to 21.342%. Amounts paid as Minimum Alternate Tax may be applied towards regular income taxes payable in any of the succeeding 10 years subject to certain conditions. The manner of computing the Minimum Alternate Tax which can be claimed as a credit is specified in the Income Tax Act. The Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Act in the computation of book profits for the levy of Minimum Alternate Tax, and determined that Minimum Alternate Tax is payable on income which falls within the ambit of section 10A and 10B of the Act.

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

Passive Foreign Investment Company

Based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2016 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2016 or any future taxable year.

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

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25.0% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our equity shares and ADSs, fluctuations in the market price of our equity shares and ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Our market capitalization was volatile during the year ended March 31, 2016, which added greater uncertainty and increased the risk of becoming a PFIC. While we still believe we were not a PFIC, there is no guarantee that the U.S. Internal Revenue service would agree such on position.

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

Additional Reporting Requirements

Certain US Holders who are individuals (and certain entities) are required to report information relating to an interest in our ADSs or equity shares, subject to certain exceptions (including an exception for ADSs and equity shares held in accounts maintained by certain financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or equity shares.

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

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibian Dollar, South African Rand and Australian Dollar against the US Dollar. This table illustrates the effect of 10% depreciation in these currencies as compared to US dollars on our operating profit for fiscal year 2016.

10% movement in currency	For Rs./ $		For AUD/ $		For NAD / $		For ZAR/ $
	(in millions)
	Rs.	$	Rs.	$	Rs.	$	Rs.	$
Zinc – India	11,023	168.4	—	—	—	—	—	—
Zinc – International	—	—	—	—	997	15.2	747	11.4
Oil and Gas	1,467	22.4	—	—	—	—	—	—
Iron Ore	192	2.9	—	—	—	—	—	—
Copper	1,481	22.6	78	1.2	—	—	137	2.1
Aluminium	6,547	100.0	—	—	—	—	—	—
Power	(314)	(4.8)	—	—	—	—	—	—

Total	20,396	311.5	78	1.2	997	15.2	884	13.5

We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures based on their maturity. However, large or prolonged movements in exchange rates may have a material effect on our business, operating results, financial condition and/or prospects. We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. All short term net exposures are hedged progressively based on their maturities. Longer exposures beyond one year for trade and other current account transactions are reviewed and hedges are taken accordingly. However, all new exposures on account of long-term borrowing are being hedged. In our Australian and Zinc international operations, apart from funds to meet local expenses which are denominated in the respective local currencies, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.

Hedging activities in India are governed by the RBI with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.

We enter into instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We have also partly hedged our foreign exchange risk in net investment in foreign operations. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. Our borrowings are principally denominated in Indian Rupees and US dollars with a mix of fixed and floating rates of interest. The US dollar debt is divided between fixed and floating rates (linked to US dollar LIBOR). The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal year 2016.

Movement in interest rates	Impact of US dollar interest rates
	Rs. Million	$ Million
0.5%	1,619	24.4
1.0%	3,238	48.9
2.0%	6,476	97.8

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

This table illustrates the impact of a 10% movement in London Metal Exchange/ London Bullion Market Association, oil and iron ore prices based on fiscal year 2016 volumes, costs and exchange rates and provides the estimated impact on operating profit assuming all other variables remain constant.

10% movement in price	Change in Operating Profit
	Rs. Million	$ Million
Zinc India	11,016	166.3
Zinc International	2,609	39.4
Oil	6,298	95.1
Iron ore	534	8.1
Copper	430	6.5
Aluminium	7,806	117.8

Total	28,693	433.2

The fair values of our open derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	As of March 31,
	2015		2016		2016
	Asset	Liability	Asset	Liability	Asset	Liability
	(Rs. in millions)		(Rs. in millions)		(US dollars in millions)
Current
Cash flow hedges:

— Commodity contracts	158	—	13	43	0.2	0.6

— Forward foreign currency contracts	—	—	1	549	—	8.3
Fair value hedges:

— Commodity contracts	235	1	8	—	0.1	—

— Forward foreign currency contracts	94	1,255	116	2,484	1.8	37.5

Net investment in foreign operation	497	—	343	—	5.2	—
Non-qualifying hedges:

— Commodity contracts	49	95	195	83	2.9	1.3
— Forward foreign currency contracts	2	701	550	1,306	8.3	19.7
— Interest rate swap	—	511	—	—	—	—
— Currency swap	—	11	2	9	—	0.1
Non-current
Fair value hedges:

— Forward foreign currency contracts	12	9	53	78	0.8	1.2

Total	1,047	2,583	1,281	4,552	19.3	68.7

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

	Type of Service	Fees	Payer

1.	Issuance of ADSs upon the deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph 4 below).	Up to $5.00 per 100 ADSs (or any portion thereof) issued.	Person depositing ordinary shares or person receiving ADSs.

2.	Delivery of Deposited Securities (as defined under the Deposit Agreement) against surrender of ADSs.	Up to $5.00 per 100 ADSs (or any portion thereof) surrendered.	Person surrendering ADSs for purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

3.	Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements).	Up to $2.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

4.	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to $5.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

5.	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares).	Up to $5.00 per 100 ADSs (or any portion thereof) held.	Person to whom distribution is made.

6.	Depositary services.	Up to $2.00 per 100 ADSs (or any portion thereof) held.	Person holding ADSs on applicable record date(s) established by the Depositary.

7.	Transfer of ADRs.	Up to $1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

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

During fiscal year 2016, the Depositary has reimbursed to us an amount of $ 1,835,519.83 (after deduction of applicable withholding taxes amounting to $ 786,437.06) with respect to investor relations expenses.

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

Pursuant to the Re-organization Transactions, each holder of the SIIL ADSs, received three Vedanta Limited ADSs for every five existing SIIL ADSs. The total outstanding Vedanta Limited ADSs as of March 31, 2016 were 57,046,155.

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

Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of March 31, 2016, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2016 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2016, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

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

The effectiveness of our internal control over financial reporting as at March 31, 2016 has been audited by Deloitte Haskins & Sells LLP, or Deloitte, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Vedanta Limited

Panaji, Goa, India

We have audited the internal control over financial reporting of Vedanta Limited and subsidiaries (the “Company”) as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2016 of the Company and our report dated August 1, 2016 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the convenience translation of the Indian Rupee into United States dollar amounts.

/s/ Deloitte Haskins & Sells LLP

Deloitte Haskins & Sells LLP

Gurgaon, India

August 1, 2016

(d) Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred in fiscal year 2016.

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

Deloitte Haskins & Sells LLP has served as our independent registered public accountant for each of the years ended March 31, 2015 and March 31, 2016 for which audited statements appear in this Annual Report. The following table shows the aggregate fees for the professional services and other services rendered by Deloitte Haskins & Sells LLP and the various member firms of Deloitte to us, including our subsidiaries, in fiscal years 2015 and 2016.

	Fiscal year
	2015	2016
	($ in thousands)
Audit fees (audit and review of financial statements)	3,263.1	2,973.0
Audit-related fees (including other miscellaneous audit related certifications)	72.7	110.7
Tax fees (tax audit, other certifications and tax advisory services)	304.4	241.1
All other fees (certification on corporate governance and advisory services)	10.4	—

Total	3,650.6	3,324.8

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no repurchases of the equity shares of Vedanta Limited made by or on behalf of Vedanta Limited or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) of the Exchange Act) in fiscal year 2016.

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firms:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Profit or Loss for the years ended March 31, 2014, 2015 and 2016

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2014, 2015 and 2016

•	Consolidated Statements of Cash Flow for the years ended March 31, 2014, 2015 and 2016

•	Consolidated Statements of Financial Position as at March 31, 2015 and 2016

•	Consolidated Statement of Changes in Equity for the years ended March 31, 2014, 2015 and 2016

•	Notes to the consolidated financial statements

ITEM 19. EXHIBITS

1.1	Certificate of Incorporation pursuant to change of name to Vedanta Limited—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

1.2	Memorandum and Articles of Association of Vedanta Limited—incorporated by reference to Exhibit 99.3 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

2.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder amended (including the Form of ADR)—incorporated by reference to Exhibit (a) of Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-139102), as filed with the SEC on June 15, 2007 as amended by Form of ADR incorporated by reference to Form 424B3 (File No. 333-139102), as filed with the SEC on June 28, 2010.

2.2	Form of Deposit Agreement among Sesa Goa Limited and Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder—incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-33175), as filed with the SEC on September 11, 2013.

2.3	Specimen share certificate—incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-33175) of Vedanta Limited, as filed with the SEC on May 29, 2015.

4.1	Vedanta Resources plc Long-Term Incentive Plan—incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.2	Vedanta Resources plc Employee Share Ownership Plan (“ESOP”) 2013—incorporated by reference to Exhibit 4.2 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.3	Vedanta Resources plc ESOP Scheme 2012—incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.4	Vedanta Resources plc Performance Share Plan 2014—incorporated by reference to Exhibit 4.4 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.5**	Vedanta Resources plc Performance Share Plan 2015

4.6**	Cairn India Performance Option Plan.

4.7	Relationship Agreement dated December 5, 2003 among Vedanta, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal—incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.8	Deed of Adherence dated December 11, 2007 among Vedanta Resources plc, Volcan Investments Limited, Onclave PTC Limited and Anil Agarwal-incorporated by reference to Exhibit 4.3 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.9	Shared Services Agreement dated December 5, 2003 among Vedanta, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement—incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.10	Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.11	Management Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.8 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.12	Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.13	Representative Office Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.10 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.14	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.15	Shareholders’ Agreement between Sterlite Industries (India) Limited, GoI and BALCO dated March 2, 2001—incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.16	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002—incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.17	Agreement between Vedanta Aluminium Limited and Orissa Mining Corporation Limited dated October 5, 2004—incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.18	Mining lease between the Government of Rajasthan and HZL dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000—incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.19	$ 92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006—incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.20	Japanese Yen 3,570 million and $ 19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Limited as lenders dated September 19, 2005—incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.21	$ 125 million Term Facility Agreement between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Limited, Mizuho Corporate Bank, Limited., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Limited., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Limited., Chiao Tung Bank Co., Limited., The International Commercial Bank of China, Co. Limited., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Limited. as lenders dated July 29, 2005—incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.22	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004—incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.23	$ 50 million Facility Agreement between BALCO as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004—incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.24	Rs. 10,000 million Facility Agreement between BALCO as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003—incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.25	Information Memorandum dated May 30, 2013 relating to the issue of 5000 rated taxable secured listed redeemable non-convertible debentures of face value of Rs. 10 Lakhs each, aggregating up to Rs. 500 Crore to be issued on a private placement basis in the financial year 2013-14 by BALCO—incorporated by reference to Exhibit 4.23 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.26	Disclosure document dated July 3, 2013 for private placement of secured, redeemable non-convertible debentures of Rs. 1,000,000 each aggregating up to Rs. 2500 Crores by Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.24 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.27	Disclosure document dated July 3, 2013 for Private Placement of Secured, Redeemable Non-Convertible Debentures of Rs. 1,000,000 each aggregating up to Rs. 450 Crores—incorporated by reference to Exhibit 4.25 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.28	Disclosure document dated July 3, 2013, for Private Placement of Secured, Redeemable Non-Convertible Debenture of Rs. 100,000 each aggregating up to Rs. 750 Crores—incorporated by reference to Exhibit 4.26 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.29	Common Rupee Loan Agreement dated December 27, 2013 among Sesa Sterlite Limited as Borrower, the Banks and Financial Institutions set forth in Part A Schedule I, as Rupee Lenders, Axis Bank Limited, as Lenders’ Agent and Axis Trustee Services Limited as Security Trustee—incorporated by reference to Exhibit 4.27 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.30	Term Loan Agreement dated November 28, 2013 between Sesa Sterlite and Canara Bank—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.31	US$100,000,000 Facility Agreement dated June 20, 2008 between Vedanta Aluminium Limited as Borrower, ICICI Bank Limited as Arranger, The Banks and Financial Institutions (listed in Schedule 1) as Original Lenders and ICICI Bank Limited as Agent—incorporated by reference to Exhibit 4.29 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.32	Facility Agreement dated April 5, 2011 between Vedanta Aluminium Limited as Borrower, The Banks and Financial Institutions Set Forth in Schedule I as the Rupee Lenders and State Bank of India as the Issuing Bank and Facility Agent—incorporated by reference to Exhibit 4.30 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.33	Amendment and Restatement Agreement dated June 27, 2011 relating to the $500,000,000 Intercompany Loan Facility Agreement dated July 6, 2009 between Vedanta Aluminium as the borrower and Welter Trading Limited as the original lender and Axis Bank Limited, Hong Kong Branch as agent and Security Trustee under the Amended and Restated Facility Agreement—incorporated by reference to Exhibit 4.31 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.34	$50,000,000 Facility Agreement dated January 8, 2013 among Vedanta Aluminium as the original borrower, Sterlite Industries (India) Limited as guarantor, AXIS Bank Limited, Hong Kong Branch as arranger, as original lender and as agent and AXIS Bank Limited as security trustee—incorporated by reference to Exhibit 4.32 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.35	$1,200,000,000 Facility Agreement dated May 15, 2013 for Vedanta with Twin Star Mauritius Holdings Limited as borrower arranged by Bank of America, N.A., Barclays Banl Plc, Citigroup Global Markets Asia Limited, J.P. Morgan Chase Bank N.A., Singapore Branch, The Royal Bank of Scotland Plc and Standard Chartered Bank and Standard Chartered Bank (Mauritius) Limited acting as account bank and Standard Chartered Bank acting as agent and security agent—incorporated by reference to Exhibit 4.33 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.36	Rs. 50,000 million Facility Agreement dated July 21, 2014 among Sesa Sterlite Limited as borrower, State Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.35 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.37	Rs. 10,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Union Bank of India as lender—incorporated by reference to Exhibit 4.36 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.38	Rs. 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower, Bank of India as lender and SBICAP Trustee Company Limited as security trustee—incorporated by reference to Exhibit 4.37 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.39	Rs. 10,250 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Syndicate Bank as lender—incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.40	Rs. 20,000 million Facility Agreement dated April 15, 2014 among Sesa Sterlite Limited as borrower and Bank of Baroda as lender—incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.41	Debenture trust deed dated December 23, 2014 for 9.36% rated, secured, listed, redeemable non-convertible debentures between Sesa Sterlite Limited as the Issuer and Axis Trustee Services Limited as the Debenture Trustee—incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.42	$ 250 million conventional facility (with a greenshoe option to increase the facility amount by $ 125 million) and $ 250 million Islamic facility (with a greenshoe option to increase the facility amount by $ 125 million) for Vedanta Resources Plc with Twin Star Mauritius Holdings Ltd arranged by First Gulf Bank PJSC and Standard Chartered Bank as Conventional Facility Arrangers and Islamic Facility Arrangers, and Standard Chartered Bank (Mauritius) Limited acting as Account Bank and Standard Chartered Bank acting as Global Facility Agent—incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.43	$ 100 million Facility Agreement dated August 20, 2014 among Twin Star Mauritius Holdings Ltd as borrower and Vedanta Resources Jersey II Limited as lender—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

4.44	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003—incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.45	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005—incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.46	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005—incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on November 15, 2006.

4.47	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of Vedanta Aluminium Limited dated December 4, 2004—incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.48	Frame Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2004, as amended on July 1, 2004—incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.49	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the CMT dated July 1, 2005—incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.50	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006—incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.51	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003—incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.52	Agreement between Sesa Goa Limited and Navin Agarwal dated August 17, 2013—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.53	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006—incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 15, 2006.

4.54	Letter issued by Sterlite Industries (India) Limited to Kuldip Kumar Kaura dated March 27, 2008—incorporated by reference to Exhibit 4.28 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.55	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.56	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.30 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.57	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006 relating to the sale of Sterlite Energy Limited—incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on November 22, 2006.

4.58	Specialty Deed between CMT, Mt Lyell Mining Company Limited, Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.59	Subordination Deed Poll between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.37 of Amendment No. 2 to the Registration Statement on Form F-1(File No. 333-138739), as filed with the SEC on February 8, 2007.

4.60	Deed of Assignment of Debt between Monte Cello Corporation N.V. and Mt Lyell Mining Company Limited dated April 1, 1999—incorporated by reference to Exhibit 10.38 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.61	Deed of Assignment of Debt between Monte Cello Corporation N.V., Citibank Limited and Citibank, N.A. dated April 1, 1999—incorporated by reference to Exhibit 10.39 of Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-138739), as filed with the SEC on February 8, 2007.

4.62	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.38 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.63	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated August 29, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.39 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.64	Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.40 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.65	Addendum dated March 17, 2008 to the Memorandum of Understanding between Sterlite Industries (India) Limited and Vedanta Aluminium Limited dated December 23, 2007 relating to the subscription of the Zero Percent Optionally Fully Convertible Debentures-incorporated by reference to Exhibit 4.41 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.66	Purchase and Sale Agreement dated May 30, 2008 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc. and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.42 of the annual report on Form-20F for fiscal 2008 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on June 30, 2008.

4.67	Amendment No. 1 dated April 15, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009 among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.43 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.68	Amendment No. 2 effective as of April 22, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.44 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.69	Amendment No. 3 effective as of June 12, 2009 to the Settlement and Sale and Purchase Agreement dated March 6, 2009, as amended on April 15, 2009 and April 22, 2009, among Asarco LLC, AR Silver Bell, Inc., Copper Basin Railway, Inc., Asarco Santa Cruz, Inc., Sterlite (U.S.A), Inc., and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.45 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.70	Sterlite Plan Agreement in Principle Term Sheet dated June 12, 2009 among Asarco LLC, the subsidiary debtors, Sterlite (U.S.A), Inc., Robert C. Pate, in his capacity as the Future Claims Representative, and the Official Committee of Asbestos Claimants—incorporated by reference to Exhibit 4.46 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.71	Credit Agreement Letter dated February 7, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.47 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.72	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of Rs. 772.5 million term loan facility—incorporated by reference to Exhibit 4.48 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.73	Credit Agreement Letter dated August 4, 2005 between India Foils Limited and ICICI Bank Limited-incorporated by reference to Exhibit 4.49 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.74	Novation Agreement dated November 15, 2008 among Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited in respect of the Rs. 250 million term loan facility—incorporated by reference to Exhibit 4.50 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.75	Agreement dated February 18, 2009 between the Orissa Mining Corporation Limited and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.55 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.76	Term Sheet dated May 22, 2009 between Sterlite Industries (India) Limited and Vedanta Aluminium Limited relating to the subscription of 9.75% Non-Convertible Debentures-incorporated by reference to Exhibit 4.54 of the annual report on Form-20F for fiscal 2009 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 10, 2009.

4.77	Indenture and Supplemental Indenture, both dated October 29, 2009, between Sterlite Industries (India) Limited and Wilmington Trust Company as trustee and Citibank, N.A., as securities administrator—incorporated by reference to Exhibits 4.1 and 4.2 to the Form-6K (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on November 3, 2009.

4.78	Second Supplemental Indenture dated October 29, 2009, between Sesa Goa Limited and Wilmington Trust Company as trustee and Citibank N.A., as securities administrator—incorporated by reference to Exhibit 99.2 to the Form 6-K (File 001-33175) of Sesa Sterlite Limited, as filed with the SEC on September 11, 2013.

4.79	Trust Deed dated October 30, 2009 between Sesa Goa Limited and Citicorp International Limited for the $500,000,000 5.0% Convertible Bonds due 2014 convertible into Shares of Sesa Goa Limited—incorporated by reference to Exhibit 4.73 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.80	Amendment dated March 29, 2009 to the Consultancy and Representative Office Agreement between Vedanta and Sterlite Industries (India) Limited both dated March 29, 2005—incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.81	Outsourcing Services Agreement dated April 1, 2010 between Vedanta and Sterlite Industries (India) Limited—incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.82	Outsourcing Services Agreement dated May 20, 2014 between Vedanta and Sesa Sterlite Limited—incorporated by reference to Exhibit 4.76 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.83	Share Purchase Agreement dated May 9, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited and Vedanta—incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.84	Buyer’s Credit Import Advance facility dated December 8, 2009 and Demand Promissory Note accepted on May 18, 2010 obtained by BALCO from DBS Bank Limited for $ 50 million—incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.85	Letter of Credit Facility Agreement dated August 30, 2010 obtained by TSPL from ICICI Bank for Rs. 10,000 million—incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.86	Share Purchase and Shareholders’ Agreement dated September 17, 2010 between Sterlite Industries (India) Limited, Leighton Contractors (India) Private Limited and Vizag General Cargo Berth Private Limited—incorporated by reference to Exhibit 4.61 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.87	Corporate Guarantee dated December 8, 2010 given by Sterlite Industries (India) Limited to IL&FS Trust Company Limited on behalf of TSPL—incorporated by reference to Exhibit 4.62 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.88	Second Deed of Amendment dated December 16, 2010 between Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Limited, Anglo American Services (UK) Limited, Welter Trading Limited, THL Zinc Limited, Labaume B.V., Pecvest 17 (Proprietary) Limited and Vedanta as an amendment to the Share Purchase Agreement dated May 9, 2010—incorporated by reference to Exhibit 4.63 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.89	Letter of Credit Facility Agreement dated December 18, 2010 obtained by BALCO from ICICI Bank for Rs. 2.50 billion—incorporated by reference to Exhibit 4.64 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.90	Service Contract dated January 25, 2011 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.65 of the annual report on Form 20-F for fiscal 2011 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on September 30, 2011.

4.91	Service Contract dated January 29, 2013 between Sterlite Industries (India) Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.66 of the annual report on Form-20F for fiscal 2013 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on July 30, 2013.

4.92	Service Agreement dated April 1, 2014 between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.86 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

4.93	Addendum to the Service Agreement (dated April 1, 2014) between Sesa Sterlite Limited and Mr. Din Dayal Jalan—incorporated by reference to Exhibit 4.96 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

8.1**	List of subsidiaries of Vedanta Limited

11.1	Sterlite Industries (India) Limited—Code of Business Conduct and Ethics as amended till November 2011—incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for fiscal 2012 (File No. 001-33175) of Sterlite Industries (India) Limited, as filed with the SEC on May 25, 2012.

11.2	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on January 28, 2014—incorporated by reference to Exhibit 11.2 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

11.3	Sesa Sterlite Limited—Code of Business Conduct and Ethics as revised and approved by the board on October 29, 2014—incorporated by reference to Exhibit 11.3 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.4	Vedanta Limited—Code of Business Conduct and Ethics as revised and approved by the board on April 29, 2015 and July 29, 2015—incorporated by reference to Exhibit 11.4 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

11.5	Vedanta Limited—Antitrust Guidance Notes—incorporated by reference to Exhibit 11.5 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015.

12.1**	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Reserves evaluation report dated June 12, 2014 by DeGolyer and MacNaughton—incorporated by reference to Exhibit 15.2 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.2	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2014 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.3 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.3	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2013 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.4 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.4	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2012 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.5 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.5	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2011 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Sesa Sterlite Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal 2014 (File No. 001-33175) of Sesa Sterlite Limited, as filed with the SEC on August 15, 2014.

15.6	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2015 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited—incorporated by reference to Exhibit 15.6 of the annual report on Form-20F for fiscal 2015 (File No. 001-33175) of Vedanta Limited, as filed with the SEC on August 14, 2015

15.7**	Appraisal Report by DeGolyer and MacNaughton as of March 31, 2016 on the Proved Reserves of certain Fields in India owned by Cairn India Limited for Vedanta Limited

** Filed herewith

Notes:

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VEDANTA LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

Date: August 1, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Vedanta Limited

Panaji, Goa, India

We have audited the accompanying consolidated statements of financial position of Vedanta Limited and subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2016, all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vedanta Limited and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 1, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2016, also comprehended the translation of Indian Rupees amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells LLP

Deloitte Haskins & Sells LLP

Gurgaon, India

August 1, 2016

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,		2014	2015	2016	2016
	Notes	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Revenue	4	725,243	733,579	639,493	9,652.7
Cost of sales*		(557,900)	(995,968)	(875,756)	(13,219.0)

Gross profit / (loss)		167,343	(262,389)	(236,263)	(3,566.3)
Other operating income		4,541	4,802	4,785	72.2
Distribution expenses		(12,127)	(10,078)	(12,070)	(182.2)
Administration expenses		(32,229)	(31,550)	(25,274)	(381.4)

Operating profit / (loss)		127,528	(299,215)	(268,822)	(4,057.7)
Investment and other income	5	42,165	51,154	43,998	664.1
Finance and other costs	6	(72,821)	(63,398)	(59,584)	(899.4)

Profit / (loss) before tax		96,872	(311,459)	(284,408)	(4,293.0)
Income tax (expense) / benefit	7	(34,646)	108,320	103,060	1,555.7

Profit / (loss) for the year		62,226	(203,139)	(181,348)	(2,737.3)
Profit / (loss) attributable to:
Equity holders of the parent		15,466	(128,350)	(125,153)	(1,889.1)
Non-controlling interests		46,760	(74,789)	(56,195)	(848.2)

Profit / (loss) for the year		62,226	(203,139)	(181,348)	(2,737.3)

Earnings / (loss) per share	27
Basic		5.22	(43.29)	(42.21)	(0.6)
Diluted		5.22	(43.29)	(42.21)	(0.6)
Weighted average number of equity shares used in computing earnings per share
Basic		2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871
Diluted		2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

The accompanying notes are an integral part of these consolidated financial statements.

*	Cost of sales for the year ended March 31, 2015 and March 31, 2016 includes impairment charge of Rs. 406,144 million and Rs. 339,549 million ($ 5,125.3 million) respectively (Refer note 8a & 8b).

The Group’s (Refer note 1- Group overview) consolidated statements of profit or loss are presented disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses presented by nature are in Note 32 (c).

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Profit / (loss) for the year	62,226	(203,139)	(181,348)	(2,737.3)
Other comprehensive income, net of income tax:

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation*	(98)	(457)	(93)	(1.4)

Items that will be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations	44,250	8,620	3,227	48.7

(Loss) / gain on available-for-sale financial investments	(1)	151	170	2.5
Cash flow hedges*#	41	(758)	163	2.5
Reclassification of gain on available-for-sale financial investment to consolidated statements of profit / (loss)	(116)	—	—	—

Total other comprehensive income for the year, net of income tax	44,076	7,556	3,467	52.3

Total Comprehensive Income / (loss) for the year	106,302	(195,583)	(177,881)	(2,685.0)

Total Comprehensive Income / (loss) attributable to:
Equity holders of the parent	27,582	(131,122)	(132,708)	(2,003.1)
Non-controlling interests	78,720	(64,461)	(45,173)	(681.9)

	106,302	(195,583)	(177,881)	(2,685.0)

*	Refer to Note 7 for tax related to each component of other comprehensive income / (loss)
#	Refer to Note 32(a) for amounts reclassified into consolidated statements of profit / (loss) for the year out of other comprehensive income / (loss)

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions except share or per share amounts unless otherwise stated)

As at		March 31, 2015	March 31, 2016	March 31, 2016
	Notes	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment	8a	992,677	874,575	13,201.1
Exploration and evaluation assets	8b	341,831	105,899	1,598.5
Other intangible assets	8c	6,593	6,301	95.1
Leasehold land prepayments		3,767	3,545	53.5
Deferred tax assets	7	76,487	82,481	1,245.0
Financial assets investments	10	262	432	6.5
Derivative financial assets	23	12	53	0.8
Current tax asset- non-current		26,562	23,996	362.2
Other non-current assets	11	11,563	16,992	256.5

Total non-current assets		1,459,754	1,114,274	16,819.2

Current assets
Inventories	12	87,715	81,261	1,226.6
Current tax asset		230	2,768	41.8
Trade and other receivables	13	103,777	79,295	1,196.9
Short-term investments	14	496,482	566,192	8,546.3
Derivative financial assets	23	1,035	1,228	18.5
Restricted cash and cash equivalents	15	4,090	3,367	50.8
Cash and cash equivalents	16	8,621	20,870	315.0

Total current assets		701,950	754,981	11,395.9

Total assets		2,161,704	1,869,255	28,215.1

LIABILITIES
Current liabilities
Short-term borrowings	17	161,233	182,328	2,752.1
Acceptances	18	94,660	99,500	1,501.9
Trade and other payables	19	165,993	252,706	3,814.4
Derivative financial liabilities	23	2,574	4,474	67.5
Retirement benefits	22	349	340	5.1
Provisions	20	4,870	1,693	25.6
Current tax liabilities		3,842	703	10.6

Total current liabilities		433,521	541,744	8,177.2

Net current assets		268,429	213,237	3,218.7

Non-current liabilities
Long-term borrowings	17	517,852	493,784	7,453.3
Deferred tax liabilities	7	155,812	30,212	456.0
Retirement benefits	22	2,159	1,584	23.9
Provisions	20	11,166	10,732	162.0
Derivative financial liabilities	23	9	78	1.2
Other non-current liabilities	21	12,577	14,863	224.4

Total non-current liabilities		699,575	551,253	8,320.8

Total liabilities		1,133,096	1,092,997	16,498.0

Net assets		1,028,608	776,258	11,717.1

EQUITY
Share capital	25	2,965	2,965	44.8
Securities premium		200,010	200,010	3,019.0
Other components of equity		20,693	13,203	199.3
Retained earnings		337,451	194,982	2,943.1

Equity attributable to equity holders of the parent		561,119	411,160	6,206.2
Non-controlling interests		467,489	365,098	5,510.9

Total Equity		1,028,608	776,258	11,717.1

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Cash flows from operating activities
Profit / (loss) for the year	62,226	(203,139)	(181,348)	(2,737.3)
Adjustments to reconcile profit to net cash provided by operating activities:
Income tax (benefit) / expense recognised in profit or loss	34,646	(108,320)	(103,060)	(1,555.7)
Depreciation and amortization	121,887	111,091	83,343	1,258.0
Impairment of property, plant and equipment and exploration and evaluation assets	3,541	406,438	339,549	5,125.3
Provision for doubtful debts/advances	2,494	3,222	2,368	35.8
Unsuccessful exploration costs written off	653	7,867	294	4.4
Fair value gain on financial assets held for trading	(24,647)	(37,406)	(31,244)	(471.4)
Gain on sale of financial asset investments	(116)	—	—	—
Loss on sale of property, plant and equipment, net	327	153	63	1.0
Exchange loss, net	19,512	3,785	6,124	92.4
Gain on fair valuation of conversion option	(61)	—	—	—
Inventory Written off	—	2,226	—	—
Interest and dividend income	(17,402)	(12,998)	(12,754)	(192.5)
Interest expense	60,462	58,054	55,915	844.0
Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	(8,841)	(2,143)	22,910	345.7
Decrease/ (Increase) in inventories	3,402	(1,746)	6,476	97.8
Decrease / (Increase) in other current and non-current assets	9,710	5,418	(1,645)	(24.8)
(Decrease)/increase in trade and other payable	(2,694)	7,653	40,072	604.9
(Decrease) in other current and non-current liabilities	(8,655)	(5,408)	(2,168)	(32.7)
Proceeds from short-term investments	1,174,250	1,145,596	1,019,940	15,395.1
Purchases of short-term investments	(1,294,912)	(1,150,465)	(1,070,637)	(16,160.6)

Cash generated from operations	135,782	229,878	174,198	2,629.4
Interest paid	(49,625)	(84,816)	(55,372)	(835.8)
Interest received	16,678	18,453	13,061	197.1
Dividends received	67	1	4	0.1
Income tax paid	(46,703)	(37,806)	(24,539)	(370.4)

Net cash from operating activities	56,199	125,710	107,352	1,620.4

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	(80,053)	(82,304)	(54,642)	(824.8)
Proceeds from sale of property, plant and equipment	3,864	392	629	9.5
Exploration and evaluation assets	(15,256)	(21,438)	(5,831)	(88.0)
Loans repaid by related parties	1,512	14	25	0.4
Loans to related parties	(4,985)	(1)	(656)	(9.9)
Proceeds from short-term deposits	696,833	155,515	48,844	737.3
Purchases of short-term deposits	(653,889)	(94,490)	(31,705)	(478.6)
Proceed from sale of available for sale financial assets	1,100	—	—	—
Net changes in restricted cash and cash equivalents	(1,757)	(1,627)	723	10.9

Net cash used in investing activities	(52,631)	(43,939)	(42,613)	(643.2)

Cash flows from financing activities
(Repayment of) / proceeds from working capital loan, net	(8,275)	1,641	2,130	32.2
Proceeds from acceptances	207,344	174,029	162,739	2,456.4
Repayment of acceptances	(197,000)	(171,118)	(160,982)	(2,429.9)
Proceeds from other short-term borrowings	266,446	459,659	415,541	6,272.3

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million) (Note 2)
Repayment of other short-term borrowings	(332,337)	(513,716)	(468,658)	(7,074.1)
Proceeds from long-term borrowings	153,323	180,428	115,657	1,745.8
Repayment of long-term borrowings	(152,264)	(99,486)	(39,595)	(597.7)
Loan from related parties	90,087	730	3,856	58.2
Loan repaid to related parties	(5,628)	(80,463)	(51,182)	(772.6)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(8,785)	(10,378)	(17,358)	(262.0)
Payment of dividends to non-controlling interests, including dividend distribution tax	(18,271)	(16,703)	(14,862)	(224.3)
Proceeds from issue of shares at a subsidiary	145	147	—	—
Payment for buyback of shares at subsidiary (including buyback expenses)	(1,065)	(11,218)	—	—

Net cash used in financing activities	(6,280)	(86,448)	(52,714)	(795.7)

Effect of exchange rate changes on cash and cash equivalents	473	338	224	3.4
Net (decrease) / increase in cash and cash equivalents	(2,239)	(4,339)	12,249	184.9
Cash and cash equivalents at the beginning of the year	15,199	12,960	8,621	130.1
Cash and cash equivalents at the end of the year[1]	12,960	8,621	20,870	315.0
Supplementary disclosure of non-cash investing activities:

Payables for purchase of property, plant and equipment including exploration and evaluation assets	88,678	86,009	66,711	1,007.0

The accompanying notes are an integral part of these consolidated financial statements.

1.	For composition refer Note 16

2.	For the year ended March 31, 2014 there was an assignment of loan receivables from related parties against loan payable to a related party amounting to US$ 916.2 million (Rs. 55,431million) which has been considered as non-cash item. For the year ended March 31, 2015 and March 31, 2016 there were no such transactions.

VEDANTA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non- controlling interests	Total
Balance as at April 1, 2013	2,965	200,010	10,426	124	428	466,656	680,609	502,660	1,183,269
Profit for the year	—	—	—	—	—	15,466	15,466	46,760	62,226
Exchange differences on translation of foreign operations	—	—	12,101	—	—	—	12,101	32,149	44,250
Movement in available for sale financial investments	—	—	—	(1)	—	—	(1)	—	(1)
Reclassified to consolidated statement of profit or loss	—	—	—	(75)	—	—	(75)	(41)	(116)
Re-measurement of defined benefit obligation, net of tax*	—	—	—	—	—	(70)	(70)	(28)	(98)
Net movement in fair value of cash flow hedges, net of tax*#	—	—	—	—	161	—	161	(120)	41

Total comprehensive income / (loss) for the year	—	—	12,101	(76)	161	15,396	27,582	78,720	106,302

Change in Non-controlling interests	—	—	—	—	—	164	164	(336)	(172)
Dividend paid including tax on dividend	—	—	—	—	—	(8,785)	(8,785)	(18,271)	(27,056)

Balance as at March 31, 2014	2,965	200,010	22,527	48	589	473,431	699,570	562,773	1,262,343

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total
Balance as at April 1, 2014	2,965	200,010	22,527	48	589	473,431	699,570	562,773	1,262,343
Loss for the year	—	—	—	—	—	(128,350)	(128,350)	(74,789)	(203,139)
Exchange differences on translation of foreign operations	—	—	(1,844)	—	—	—	(1,844)	10,464	8,620
Movement in available for sale financial investments	—	—	—	151	—	—	151	—	151
Re-measurement of defined benefit obligation, net of tax*	—	—	—	—	—	(301)	(301)	(156)	(457)
Net movement in fair value of cash flow hedges, net of tax *#	—	—	—	—	(778)	—	(778)	20	(758)

Total comprehensive income / (loss) for the year	—	—	(1,844)	151	(778)	(128,651)	(131,122)	(64,461)	(195,583)

Change in Non controlling interests	—	—	—	—	—	3,049	3,049	(14,120)	(11,071)
Dividend paid including tax on dividend	—	—	—	—	—	(10,378)	(10,378)	(16,703)	(27,081)

Balance as at March 31, 2015	2,965	200,010	20,683	199	(189)	337,451	561,119	467,489	1,028,608

	Attributable to equity holders of the parent
	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total
Balance as at April 1, 2015	2,965	200,010	20,683	199	(189)	337,451	561,119	467,489	1,028,608
Loss for the year	—	—	—	—	—	(125,153)	(125,153)	(56,195)	(181,348)
Exchange differences on translation of foreign operations	—	—	(7,813)	—	—	—	(7,813)	11,040	3,227
Movement in available for sale financial investments	—	—	—	170	—	—	170	—	170
Re-measurement of defined benefit obligation, net of tax*	—	—	—	—	—	(65)	(65)	(28)	(93)
Net movement in fair value of cash flow hedges, net of tax *#	—	—	—	—	153	—	153	10	163

Total comprehensive income / (loss) for the year	—	—	(7,813)	170	153	(125,218)	(132,708)	(45,173)	(177,881)

Change in Non controlling interests	—	—	—	—	—	—	—	356	356
Dividend paid including tax on dividend	—	—	—	—	—	(17,358)	(17,358)	(57,676)	(75,034)
Others			—			107	107	102	209

Balance as at March 31, 2016	2,965	200,010	12,870	369	(36)	194,982	411,160	365,098	776,258

Balance as at March 31, 2016 (in US dollars in million)	44.8	3,019.0	194.3	5.5	(0.5)	2,943.1	6,206.2	5,510.9	11,717.1

*	Refer to Note 7 for tax related to each component of other comprehensive income / (loss)
#	Refer to Note 32(a) for amounts reclassified into consolidated statements of profit / loss for the year out of other comprehensive income / (loss)

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Group overview -

Vedanta Limited (“the Company”) and its consolidated subsidiaries (collectively, the “Group” or “Vedanta Limited”) are principally engaged in non-ferrous metals and mining in India, Australia, Namibia, South Africa and Ireland. Vedanta Limited are also in the business of commercial power generation and port operations in India. Vedanta Limited was incorporated on September 8, 1975 under the laws of the Republic of India and had its registered office at Tuticorin, Tamilnadu. Vedanta Limited’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Vedanta Limited completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, Vedanta Limited completed its follow-on offering of an additional 131,906,011 ADSs, each currently representing four equity shares, which are listed on the New York Stock Exchange.

Consolidation and Re-organisation of Sesa Goa Limited (“Sesa Goa”), Sterlite Industries (India) Limited (SIIL), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”) and The Madras Aluminium Company Limited (“MALCO”) to form Sesa Sterlite Limited (‘SSL’ or ‘the Company’), and transfer of Vedanta’s shareholding in Cairn India Limited to SSL.

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

In accordance with the Amalgamation and Re-organisation Scheme

i.	SIIL merged with and into Sesa Goa (which was renamed as Sesa Sterlite Limited) through the issue of Sesa Goa shares to SIIL shareholders (other than MALCO) on a three for five basis resulting in the issue of 1,944,874,125 Sesa Goa shares to SIIL shareholders. The holders of SIIL ADSs received three Sesa Goa ADSs for every five existing Sterlite ADSs. The outstanding convertible bonds have become convertible bonds of Sesa Goa with equivalent rights and obligations;

ii.	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

iii.	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a seven for ten basis, resulting in the issue of 78,724, 989 Sesa Goa shares to the shareholders of MALCO and consequently, MALCO’s holding in SIIL was cancelled;

iv.	Sterlite Energy merged with and into Sesa Goa for no consideration;

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

On April 22, 2015, the Company (formerly known as Sesa Sterlite Limited) submitted to the SEC that its name has been changed to Vedanta Limited following the approval from the Registrar of Companies, Goa on April 21, 2015.

Vedanta Limited’s shares are listed in India on the Bombay Stock Exchange and the National Stock Exchange. In connection with the merger of SIIL into Sesa Goa to form SSL, SSL (now “Vedanta Limited”) has established an ADS facility and its ADSs are now listed on the New York Stock Exchange.

Cairn India Limited Consolidation

Pursuant to the share purchase agreement, dated February 25, 2012 between Bloom Fountain Limited (“BFL”), a wholly owned subsidiary of the Sesa Goa (now “Vedanta Limited”) and Vedanta Resources Holdings Limited (“VRHL”), BFL acquired 38.68% shareholding in Cairn India Limited and an associated debt of $ 5,998 million by way of acquisition of Twinstar Energy Holding Limited (‘TEHL’), for a nominal cash consideration of $ 1 on a closing date which was to be mutually agreed by purchaser and seller. Closing date was determined as August 26, 2013. Consequently, TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) (“Cairn”) have become subsidiaries of Vedanta Limited

Acquisition of power assets

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

Accounting for the Re-organisation Transaction

SIIL (now “Vedanta Limited”), its wholly owned subsidiary Sterlite Energy, Vedanta Aluminium, Sesa Goa, MALCO and Cairn were all subsidiaries of Vedanta, the ultimate holding company. Accordingly, the entire Re-organisation Transactions fell within the purview of the common control business combination transactions. The accounting policies described in Note 3(D) required that financial statements of the combined entity Sesa Sterlite to be presented on a combined basis retrospectively as if the transaction had occurred at the earliest reporting period (or from the date the entity came under common control where such a date is later) and accordingly the financial information for the fiscal years ended March 31, 2012 and 2013 were recast to give effect to the Re-organisation Transactions while presenting financial statements for the year ended March 31, 2014. The financial statements of Cairn are consolidated from December 8, 2011, the date of its acquisition by Vedanta.

During fiscal year 2015, Goa Energy Limited and Sterlite Infra Limited, wholly owned subsidiaries, merged with Vedanta Limited. The High Court of Bombay had approved the scheme of amalgamation of the Goa Energy Limited on March 12, 2015 and the High Court of Madras had approved the Scheme of Amalgamation of Sterlite Infra Limited on March 25, 2015.

Business Overview -

Vedanta Limited and its consolidated subsidiaries is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation and port operations in India.

Vedanta Limited is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta, a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star, Finsider, West Globe and Welter held 46.5%, 13.5%, 1.5% and 1.3% respectively of Vedanta Limited equity as at March 31, 2016.

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March 31, 2016. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India. Operations at the Visakhapatnam facility in the State of Andhra Pradesh consisting of a zinc smelter and a sulphuric acid plant which were suspended since the last quarter of fiscal 2012, has been discontinued in fiscal 2014.

The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland that ceased operations in December 2015) as at March 31, 2016.

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil and gas, in which the Group has 59.9 % interest as at March 31, 2016. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa. On 15 October 2015, at the expiry of second phase extension, the Group has relinquished the block in Sri Lanka and is in the process of closing down the Sri Lankan operations.

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

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE. The operations of Mt Lyell copper mine was suspended in January 2014 following a mud slide incident and the operations at Mt Lyell copper mine have been put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014.

The Group’s aluminium business is owned and operated by Vedanta Limited and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March 31, 2016. The aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. Vedanta Limited is currently in the process of ramping up of 1.25 million tonnes smelter facilities at Jharsuguda. 82 pots from the first line of this smelter were commissioned during fiscal year 2015, out of which 80 pots were capitalized on December 1, 2015 and further ramp up recommenced from April 1, 2016. Refinery expansion project being set up at Lanjigarh was on hold since October 20, 2010, as the MoEF had directed the Company to hold from further expansion. However, environment clearance (EC) for the Lanjigarh expansion project has been received in the quarter ending December 31, 2015. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, 1140 MW power plant, smelting and fabrication facilities in central India.

The Group’s power business is owned and operated by Vedanta Limited, BALCO, HZL, MEL and Talwandi Sabo Power Limited (“TSPL”), wholly owned subsidiaries of Vedanta Limited which are engaged in the power generation business in India. Vedanta Limited power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India and all four units of 600 MW are currently operational . In 2015, the Company had petitioned to OERC to convert the 600 MW X 4 IPP into Captive power plant (CPP) to cater the power needs of the 1.25 MTPA Smelter at Jharsuguda. After many deliberations & considerations of facts, OERC issued an order of conversion of Unit 1, 3 & 4 into CPP with effect from 1 April 2015, however retained the IPP status of Unit 2 to fulfill the obligation under PPA with GRIDCO. BALCO is setting up thermal coal based power plant with total capacity of 600MW, two units of 300 MW each, at Korba and are referred to as IPP 600 MW. The first 300 MW unit of the IPP 600 MW was capitalized on August 1, 2015 after the successful completion of trial runs. The second unit has been commissioned and started commercial production from May 1, 2016. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and the first 660 MW unit of the Talwandi Sabo power plant (TSPL) was capitalized in financial year 2015 and second 660 MW unit was capitalized on December 1, 2015 after the successful completion of trial runs. The Power business also includes the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba and 106.5 MW power plant at MALCO Energy Limited (“MEL”) situated near Mettur Dam in the State of Tamil Nadu in southern India.

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 99.9 % interest. Vizag port project includes the mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

These consolidated financial statements of the Group were authorized for issuance by Vedanta Limited’s board of directors on July 29, 2016.

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

Basis of measurement

The consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments which are remeasured at fair values at the end of each reporting period as explained in the accounting policies below.

Application of new and revised standards:

The Group has adopted, with effect from April 1, 2015, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the financial statements.

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

Annual Improvements to IFRSs 2010-2012 and 2011-2013 Cycle -

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

The Group has not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.

Going concern

The consolidated financial statements have been prepared in accordance with the going concern basis of accounting.

Convenience translation

The consolidated financial statements are presented in Indian Rupee, the functional and presentation currency of the Company. Solely for the convenience of readers, the consolidated financial statements as at and for the year ended March 31, 2016 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 66.25 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2016. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Significant accounting policies –

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

Other bank deposits are subsequently measured at amortised cost using the effective interest method.

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

I. Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the year. Capitalisation of borrowing costs is suspended and charged to the Statement of Profit and Loss during the extended periods when active development on the qualifying assets is interrupted.

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

Details of impairment charge are disclosed in note 8(a).

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

Details of impairment charge and the assumptions used are disclosed in note 8(a).

iv.	Carrying value of developing / producing oil and gas assets:

Management perform impairment tests on the Group’s developing / producing oil and gas assets where indicators of impairment are identified in accordance with IAS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	proved and probable reserves, resource estimates and, in certain cases, expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Discount to price	management’s best estimate based on historic prevailing discount
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU
Extension of PSC	assumed that PSC (“Production Sharing Contract”) for Rajasthan block would be extended until 2030 on the same commercial terms

Other key assumptions in the impairment models based on management expectations are that government approval will be received for new projects and projects will be successfully implemented as planned.

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of impairment charge and the assumptions used are disclosed in note 8(a).

v.	Mining properties and leases

Management performs impairment tests when there is an indication of impairment. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	proved and probable reserves, resource estimates (with an appropriate conversion factor) considering the expected permitted mining volumes and, in certain cases, expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Exchange rates	management best estimate benchmarked with external sources of information
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Details of impairment charge are disclosed in note 8(a).

vi.	Assessment of impairment at Lanjigarh refinery:

During the year, the Group has received the necessary approvals for expansion of the Lanjigarh refinery to 4 million tonnes per annum (MTPA). Approval for expansion from 4 MTPA to 6 MTPA is dependent upon certain conditions.

Accordingly, second stream operation has commenced in Alumina refinery from April 2016 thus, taking it to the debottlenecked capacity of 1.7 - 2.0 MTPA (contingent on bauxite quality). Further ramp up to 4 MTPA will be considered after tying up the local bauxite sources. The Group has considered the delay in tying up local bauxite sources as an indication of impairment. Hence, the Group has reviewed the carrying value of its property, plant and equipments at Lanjigarh as at balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment because the recoverable amount (estimated based on fair value less cost of disposal) exceeded the carrying amounts.

The key assumptions and estimates used in determining the fair value less cost of disposal of these assets were:

•	The State of Odisha has abundant bauxite resources and under the terms of the Memorandum of understanding (‘MOU’) with the Government of Odisha, management is confident that bauxite will be made available in the short to medium term. The Company has entered into agreements with various suppliers internationally and domestically to ensure the availability of bauxite to run its refinery. In the initial years, the Company has assumed that bauxite will be purchased from third party suppliers in India and other countries, till the bauxite is sourced from own mines.

•	The State of Odisha has taken certain measures including reservation of areas for mining operations or undertaking prospecting and constitution of Ministerial Committee for formulation of policy for supply of ores to Odisha based industries on long-term basis. GOI has amended the existing MMDR Act. The major change is in the process followed for grant of concessions i.e. from First come First serve basis to more transparent process of auction and to expedite the grant process.

•	The management expects that the conditions for construction of the alumina refinery beyond 4 MTPA will be fulfilled and it is assumed that the final unconditional approval for the expansion of the refinery would be received for commencement of production by fiscal 2020.

•	The government of Odisha has cancelled all the old reservations for mine allotment and has formed a more transparent process of auction of mines under the MMDR Act, which will improve the chances of local bauxite availability.

Management expects that the mining approvals for various local bauxite mines will be received. Additionally the Group carries out impairment assessment for carrying value of these assets, every half year and challenges these assumptions. The Group has carried out a sensitivity analysis on the key variables including delay in obtaining bauxite mining approval, appreciation of rupee against US dollar, discount rate and London Metal Exchange aluminium prices. The most significant variable is the estimated timeframe for obtaining regulatory approval for the mining and/or gaining access to local bauxite. The sensitivity analysis indicates that even if regulatory approvals for mines /access to local bauxite are delayed by a year, the recoverable amount is still expected to exceed the carrying value and costs.

The carrying amounts of property plant and equipment related to alumina refinery operations at Lanjigarh and related mining assets as at March 31, 2016 is Rs. 69,150 million ($ 1,043.8 million) and March 31, 2015 is Rs. 70,615 million.

vii.	Assessment of impairment of Karnataka and Goa Iron ore mines:

Karnataka mining

The mining ban in Karnataka was lifted on April 17, 2013 and the mining operations resumed with effect from December 28, 2013 but had to again suspend operations from July 31, 2014 due to the expiry of temporary working permission. Subsequent thereto, on execution of Mining Lease Deed and Mining Lease Renewal Agreement, the Company resumed mining operations in Karnataka on February 28, 2015. Currently the permissible extraction capacity is fixed at 2.29 MTPA which is based on lowest of Reserves and Resources (R & R) capacity, Dumping capacity and Road capacity as assessed by Indian Council of Forestry Research and Education. Subsequently, based on reassessment of R & R and other factors, the modified mining plan has been submitted to Indian Bureau of Mines in March 2016. Management has estimated the recoverable amounts of these assets considering the increase in the extraction capacity in FY 2017.

A delay of one year in increase in the allocated capacity would result in reduction in the recoverable amount by approximately 1%, however the recoverable amount would continue to be sufficiently in excess of the carrying value.

The carrying value of assets as at March 31, 2016 is Rs. 9,656 million ($ 145.8 million) and March 31, 2015 is Rs. 10,521 million.

Goa mining

In the year 2014-15, the Ministry of Environment and Forest had withdrawn its earlier order which had kept the environment clearances for iron ore mines in Goa in abeyance. Also the State Government of Goa issued a mining leases policy and had revoked the order of temporary suspension on Iron ore mining in Goa. The Group had been allocated an interim annual mining capacity of 6.9 million tonnes per annum (MTPA) (out of the total interim mining cap of 20 MTPA for FY 2016) of saleable ore.

During the year, the Expert Committee, constituted by the Supreme Court of India for conducting the Macro-Environmental Impact Assessment study on the ceiling of annual extraction of iron ore mining in Goa has recommended an enhancement of mining cap to 30 MTPA. Further, the Expert Committee has also recommended that after reviewing the macro Environment Impact Assessment of the enhanced extraction rate by the State and augmenting the carrying capacity, the same may be further enhanced to 37 MTPA. The report of the Expert Committee is pending for consideration of Supreme Court. Post the Supreme Court clearance, the State Government will allocate the limits. It has been assumed that the allocation will be made based on the proportionate share of the current EC limits. Also during the year, the State Government of Goa allocated to the Group, an additional share of mining limit of 3.50 MTPA (adhoc limit and valid upto March 31, 2016) from non-operative mining limits.

The mining operations resumed in October, 2015. Management has estimated the recoverable amounts of these assets considering the mining cap in FY 2017 of 30 MTPA and 37 MTPA from FY 2018 and onwards.

A delay of one year in increase in the mining cap to 30 MTPA and 37 MTPA would result in a reduction in the recoverable amount by approximately 4%, however the recoverable amount would continue to be sufficiently in excess of the carrying value. The carrying value of assets as at March 31, 2016 is Rs. 41,968 million ($ 633.5 million) and March 31, 2015 is Rs. 45,029 million.

Management has reviewed the carrying value of Karnataka and Goa mining assets as at the balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment as the recoverable amount (estimated based on higher of value in use and fair value less costs of disposal) exceeded the carrying amounts.

The Group has carried out a sensitivity analysis on key variables including delay in increase in the mining cap, movement in iron ore prices, discount rate and appreciation of rupee against US dollar. Based on the sensitivity analysis, the recoverable amount is still expected to exceed the carrying value.

viii.	Assessment of impairment at Western Cluster Limited (WCL):

The Project in Liberia is at exploratory stage and considering the low iron ore prices and volatility, geo- political factors and no immediate plans for any substantive expenditure, the Group has impaired these assets fully. Details of impairment charge are disclosed in note 8(a).

ix.	Note 20 and the accounting policy on restoration, rehabilitation and environmental costs:

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

A corresponding provision is created on the liability side. The capitalised asset is charged to the consolidated statements of profit or loss over the life of the operation through the depreciation of the asset and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

x	Note 29 on contingencies:

The Group has significant capital commitments in relation to various capital projects which are not recognized on the consolidated statements of financial position. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Group. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which the Group is involved, it is not expected that such contingencies will have a material effect on its financial position or profitability.

xi.	Note 7 and accounting policy on taxation:

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

U. Recently issued accounting pronouncements:

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 9 - Financial Instruments

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by- share basis,to present all fair value changes from the investment in other comprehensive income.No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value,to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements. The effective date for adoption of IFRS 9 is annual periods beginning on or after 1 January 2018,though early adoption is permitted.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 – Revenue from contracts with Customers outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively including service revenues and contract modifications and improve guidance for multiple-element arrangements. The new Standard will come into effect for the annual reporting periods beginning on or after 1 January 2018 with early application permitted.

IFRS 16 – Leases

IFRS 16 – Leases, specifies recognition, measurement and disclosure criteria for leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The new Standard will come into effect for the annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 Revenue from Contracts with Customers has also been applied.

IFRS 14 – Regulatory Deferral Accounts

IFRS 14 – Regulatory deferral accounts was issued by IASB in January 2014 and is effective from January 1,2016. This IFRS allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first time adoption of IFRS. Existing IFRS preparers are prohibited from applying this standard. Also, an entity whose current GAAP does not allow the recognition of rate-regulated assets and liabilities, or that has not adapted such policy under its current GAAP, would not be allowed to recognize them on first time application of IFRS.

Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations

Amendments to IFRS 11 – Acquisition of an interest in a joint operation requires that when an entity acquires an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, it shall apply, to the extent of its share in accordance with the guidance in this standard, all of the principles on business combinations accounting in IFRS 3, and all other IFRSs in relation to business combinations. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Amendments to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible assets

IASB has issued Amendment to IAS 16 and IAS 38 to clarify that the use of methods based on revenue to calculate the depreciation is not appropriate. This is because such methodsreflects a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits revenue is presumed to be inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstancecs. The new standard has come into effect on January 1, 2016.

Following other standard, improvements and amendments to the standards have been issued upto the date of authorisation of these financial statements.

☐	Amendments to IAS 1: Disclosure Initiative

☐	Annual Improvements to IFRSs: 2012-2014 Cycle

☐	Amendments to IAS 27: Equity method in separate financial statements

☐	Amendments to IAS 16 and IAS 41: Bearer plants

☐	Amendments to IAS 7, Statement of cash flows on disclosure initiative

☐	Amendments to IAS 12, ‘Income taxes’ on Recognition of deferred tax assets for unrealised losses

☐	Amendments to IFRS 10, IFRS 12 and IAS 28 : Investment entities : Applying the Consolidation Exemption

The Group is evaluating the requirements of these standards, improvements and amendments and has not yet determined the impact on the consolidated financial statements.

4. Revenue

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Revenue, gross of excise duty	757,915	769,483	676,801	10,215.9
Less: excise duty	(32,672)	(35,904)	(37,308)	(563.2)

Revenue, net of excise duty	725,243	733,579	639,493	9,652.7

Below table summarises revenue of the Group from its primary products for the year ended March 31, 2014, 2015 and 2016:

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Copper Cathode	77,049	79,546	61,904	934.4
Copper rods	103,407	92,670	117,990	1,781.0
Iron Ore	56	2,183	7,431	112.2
Metallurgical coke	1,792	1,410	720	10.9
Pig Iron	14,562	16,068	14,720	222.2
Zinc Metal	122,931	134,228	121,424	1,832.8
Lead Metal	19,460	19,767	20,712	312.6
Silver Metal	16,000	12,867	15,014	226.6

Zinc and Lead mined metal	24,397	21,657	12,881	194.4
Aluminium - Ingot	44,714	55,320	46,915	708.2
Aluminium - rods	42,678	49,016	49,725	750.6
Aluminium - billets	16,856	17,792	14,160	213.7
Aluminium - rolled products	8,310	7,533	2,852	43.0

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Oil	185,809	145,465	84,341	1,273.1
Gas	1,295	1,480	2,218	33.5
Gold Bars	14,502	23,183	21,271	321.1
Silver Bars	2,685	3,263	2,660	40.2
Power	38,395	36,863	48,901	738.1
Others (including export incentives)	23,017	49,172	30,962	467.3

Revenue-gross of Excise Duty	757,915	769,483	676,801	10,215.9
Less: Excise Duty	(32,672)	(35,904)	(37,308)	(563.2)

Revenue-net of Excise Duty	725,243	733,579	639,493	9,652.7

5. Investment and other income

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Fair value gain on financial assets held for trading	24,647	37,406	31,244	471.6
Interest income on financial assets held for trading	3,051	5,091	4,648	70.1
Interest income on bank deposits	9,783	3,163	3,199	48.2
Interest income on loans and receivables	4,241	4,760	4,465	67.4
Dividend income on available for sale investments	1	1	4	0.1
Dividend income on financial assets held for trading	54	—	—	—
Gain on sale of financial asset investments(1)	116	—	—	—
Foreign exchange gain net	285	750	461	7.0
Capitalisation of interest income(2)	(13)	(17)	(23)	(0.3)

	42,165	51,154	43,998	664.1

Notes:

(1)	HZL’s investment in Andhra Pradesh Gas Power Corporation Limited was sold in fiscal 2014 for an aggregate consideration of Rs. 1,100 million and the gain on fair valuation of Rs. 116 million recognized in the equity for the year ended March 31, 2013 was recycled to the Consolidated Statement of Profit or Loss during the year ended March 31, 2014.
(2)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.

6. Finance and other costs

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Interest on borrowings other than convertible notes(1)	57,054	56,990	53,848	812.8
Interest on convertible notes(1)	5,750	3,605	—	—
Unwinding of discount on provisions	952	1,062	779	11.8
Gain on fair valuation of conversion option	(61)	—	—	—
Net foreign exchange loss on foreign currency borrowings	16,141	8,404	4,708	71.1
Bank charges	1,424	1,746	1,126	17.0
Other	1,081	1,496	5,051	76.2
Capitalisation of finance costs(2)	(9,520)	(9,905)	(5,928)	(89.5)

	72,821	63,398	59,584	899.4

Notes:

(1)	Finance costs include Rs. 62,804 million , Rs. 60,595 million and Rs. 53,848 million ($812.8 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the year ended March 31, 2014, 2015 and 2016 respectively.
(2)	Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/ construct qualifying assets. The capitalisation rate relating to general borrowings was approximately 9.83%, 8.97% and 8.91% for the year ended March 31, 2014, 2015 and 2016 respectively.

7. Income tax expense

Overview of the Indian direct tax regime

Indian companies are subject to Indian income tax on a standalone basis. Each entity is assessed for tax on taxable profits determined for each fiscal year beginning on April 1 and ending on March 31. For each fiscal year, the respective entities’ profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).

Statutory income taxes are assessed based on book profits prepared under generally accepted accounting principles in India (“Indian GAAP”) adjusted in accordance with the provisions of the (Indian) Income tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, deduction for tax holidays and similar exemptions, the use of tax losses carried forward and retirement benefit costs. Statutory income tax is charged at 30% plus a surcharge and education cess. The combined Indian statutory tax rate for the fiscal year 2013-14 was 33.99%, for the fiscal year 2014-15 was 33.99% for the fiscal year 2015-16 was 34.61% and for the fiscal year 2016-17 will be 34.61%.

MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax under normal provisions. MAT for the fiscal year 2014-15 and 2015-16 was chargeable at 18.50% plus a surcharge and education cess. The combined Indian statutory tax rate of MAT for the fiscal year 2014-15 and 2015-16 was 20.96% and 21.34% and for the fiscal year 2016-17 will be 21.34%. MAT paid in excess of regular income tax during a year can be set off against regular income taxes within a period of ten years succeeding the assessment year in which MAT credit arises subject to the limits prescribed.

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

There are various tax exemptions or tax holidays available to companies in India. The most important to the Companies in the Group are:

The location based exemption

Profits of newly constructed industrial entities located in designated areas at India can benefit from a tax holiday. Such a tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, and 30% of profits for the subsequent five years. This deduction is available only for units established up to 31 March 2012. However, such entity would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Group has such types of undertakings at Haridwar and Pantnagar, which are part of Hindustan Zinc Limited (Zinc India). In the current year, Haridwar and Pantnagar units are eligible for deduction at 30% and 100% of taxable profits respectively. For the next financial year, both would be eligible for deduction at 30% of taxable profits.

Sectoral Benefit - Power Plants

Profits on newly constructed power plants are eligible for a tax holiday, provided certain conditions are met, tax incentives exist to exempt 100% of profits and gains for any ten consecutive years within the 15 year period following commencement of the power plant’s operation. The Group currently has total operational capacity of 8.4 Giga Watt of power generation facilities including wind power capacity of 274 MW. However, such entities generating power would continue to be subject to the MAT provisions.

The Group has power plants which benefit from such deductions, at various locations of Hindustan Zinc Limited (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited and Bharat Aluminium Company Limited (where no benefit has been drawn).

Sectoral Benefit-Oil & Gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to 31 March 2011. However, such entities would continue to be subject to the MAT provisions.

In the Group, Cairn India Limited benefits from such deductions. Current year is the last year for claiming such benefit.

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

The total effect of such tax holidays were Rs.39,816 million (impact on basic EPS Rs. 13.43), Rs. 13,793 million (impact on basic EPS Rs. 4.65), and Rs. 20,176 million ($ 304.5 million) (impact on basic EPS Rs. 6.80) ($ 0.10) for the years ended March 31, 2014, 2015 and 2016 respectively.

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

The major components of income tax expense for the year ended March 31, 2014, 2015 and 2016 are indicated below:

(a) Consolidated statements of profit or loss

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Current tax:
Current tax on profit for the year	35,327	35,896	36,681	553.7
Charge / (credit) in respect of current tax for earlier years	12,404	29	(1,660)	(25.1)

Total current tax	47,731	35,925	35,021	528.6

Deferred tax:
Origination and reversal of temporary differences	(2,179)	(145,333)	(139,104)	(2,099.8)
Charge in respect of Deferred tax for earlier years	—	1,088	19	0.3
Increase in tax rate	(10,906)	—	1,004	15.2

Total deferred tax	(13,085)	(144,245)	(138,081)	(2,084.3)

Tax expense / (benefit) for the year	34,646	(108,320)	(103,060)	(1,555.7)
Effective income tax rate (%)	35.8%	34.8%	36.2%	36.2%

(b) Consolidated statements of comprehensive income

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Deferred tax (credit) / charge on:
- cash flow hedges	332	(59)	185	2.8
- reclassification adjustments on cash flow hedges	(110)	(332)	(101)	(1.5)
- remeasurement of defined benefit obligation	—	(260)	(47)	(0.7)

	222	(651)	37	0.6

A reconciliation of income tax expense applicable to accounting profit / (loss) before tax at the statutory income tax rate to recognised income tax expense for the year indicated are as follows:

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)

Accounting profit / (loss) before tax	96,872	(311,459)	(284,408)	(4,293.0)

Statutory income tax rate	33.99%	33.99%	34.61%	34.61%
Tax at Indian statutory income tax rate	32,927	(105,865)	(98,428)	(1,485.7)
Disallowable expenses	221	711	970	14.6
Non-taxable income	(3,662)	(5,024)	(12,249)	(184.9)
Tax holidays and similar exemptions	(39,816)	(13,793)	(20,176)	(304.5)
Change in deferred tax balances due to the change in Indian income tax rates from 32.45% to 33.99% for 2014 and 33.99% to 34.61% for 2016	10,906	—	1,004	15.2
Effect of tax rates differences of subsidiaries operating in other jurisdictions	6,875	7,682	4,951	74.7
Dividend distribution tax	4,222	4,133	16,235	245.1
Unrecognised MAT credit	36	—	—	—
Charge/(credit) in respect of previous years	12,404	1,117	(1,641)	(24.8)
Utilisation of tax losses	(4,777)	(3,913)	(152)	(2.3)
Loss in respect of which deferred tax assets not recognized due to uncertainty	16,437	5,292	7,570	114.3
Others	(1,127)	1,340	(1,144)	(17.4)

	34,646	(108,320)	(103,060)	(1,555.7)

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

Deferred tax assets/liabilities

The Group has recognised significant amounts of deferred tax. The majority of the deferred tax liabilities represent accelerated tax relief for the depreciation of property plant and equipment and the depreciation on mining reserves. Significant components of deferred tax assets/liabilities recognized in the consolidated statements of financial position are as follows:

For the year ended March 31, 2014:
	Opening balance as at April 1, 2013	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2014
Significant components of deferred tax liabilities/(assets)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	291,737	23,286	—	23,187	338,210
Unabsorbed depreciation/business loss	(26,113)	(4,576)	—	160	(30,529)
Voluntary retirement scheme	(380)	(65)	11	7	(427)
Employee benefits	(578)	89	—	3	(486)
Fair value of derivative assets/ liabilities	868	(194)	211	—	885
Fair valuation of other assets/liabilities	1,564	2,118	—	—	3,682
MAT credits entitlement	(61,054)	(33,502)	—	(212)	(94,768)
Other temporary differences	415	(241)	—	46	220

Total	206,459	(13,085)	222	23,191	216,787

For the year ended March 31, 2015:
	Opening balance as at April 1, 2014	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2015
Significant components of deferred tax liabilities/(assets)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	338,210	(123,455)	—	7,361	222,116
Unabsorbed depreciation/business loss	(30,529)	855	—	6	(29,668)
Voluntary retirement scheme	(427)	(267)	—	—	(694)
Employee benefits	(486)	291	(260)	11	(444)
Fair value of derivative assets/ liabilities	885	(1,018)	(391)	—	(524)
Fair valuation of other assets/liabilities	3,682	5,955	—	25	9,662
MAT credits entitlement	(94,768)	(24,065)	—	—	(118,833)
Other temporary differences	220	(2,541)	—	31	(2,290)

Total	216,787	(144,245)	(651)	7,434	79,325

For the year ended March 31, 2016:
	Opening balance as at April 1, 2015	Charged/ (credited) to Statement of profit or loss	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Total as at March 31, 2016	Total as at March 31, 2016
Significant components of deferred tax liabilities/(assets)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Property, plant and equipment, Exploration and Evaluation and other intangible assets	222,116	(117,353)	—	6,370	111,133	1,677.5
Unabsorbed depreciation/business loss	(29,668)	(8,011)	—	—	(37,679)	(568.7)
Voluntary retirement scheme	(694)	(197)	—	—	(891)	(13.5)
Employee benefits	(444)	125	(47)	22	(344)	(5.2)
Fair value of derivative assets/ liabilities	(524)	320	84	—	(120)	(1.8)
Fair valuation of other assets/liabilities	9,662	(168)	—	48	9,542	144.0
MAT credits entitlement	(118,833)	(11,673)	—	—	(130,506)	(1,970.0)
Other temporary differences	(2,290)	(1,124)	—	10	(3,404)	(51.3)

Total	79,325	(138,081)	37	6,450	(52,269)	(789.0)

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

Unused tax losses/ unused tax credit for which no deferred tax asset is recognized amount to Rs. 94,335 million and Rs. 143,917 million ($ 2,172.2 million) as at March 31, 2015 and March 31, 2016 respectively. The unused tax losses as at March 31, 2016 expire, if unutilized, based on the year of origination as follows:

Nature of unutilised tax losses/ unused tax credit	Financial year of expiry	2016	2016
		(Rs. in million)	(US dollar in million)
Business losses
- Skorpion	No Limit	5,686	85.8
- VGCB	FY 2018-19 to FY 2020-21	88	1.3
- CMT	No Limit	3,551	53.6
- TSPL	FY 2018-19 to FY 2021-22	71	1.1
- SMCL	FY 2020-21 to FY 2023-24	1,839	27.8
- BALCO	FY 2023-24	248	3.7
- TMHL	FY 2016-17 to FY 2020-21	65,429	987.6
- SRL	FY 2021-22 to FY 2022-23	1,389	21.0
- PMCB	FY 2019-20	8	0.1
- WCL	FY 2020-21	45	0.7

Depreciation losses
- VGCB	No limit	1,880	28.4
- MEL	No limit	19,739	297.9
- TSPL	No limit	16,562	250.0
- SMCL	No limit	339	5.1

Long term capital losses
- Vedanta Limited	FY 2018-19 to FY 2019-20	2,697	40.7
- HZL	FY 2018-19 to FY 2022-23	9,350	141.1
- Cairn	FY 2019-20 to 2023-24	14,907	225.0

		143,828	2170.9

Unused tax credit
- CMT	No Limit	89	1.3

		143,917	2172.2

The Group had unused MAT credit amounting to Rs. 4,193 million and Rs. 3,995 million ($ 60.3 million) as at March 31, 2015 and 2016 respectively. Such tax credits have not been recognised on the basis that recovery is not probable in the foreseeable future. Unrecognised MAT credit expires, if unutilized, based on the year of origination as follows:

Financial year ending March 31,	(Rs. in million)	(US dollar in million)
2017	1,036	15.6
2018	137	2.1
2019	520	7.9
2020	517	7.8
2021	1,035	15.6
2022	633	9.6
2023	81	1.2
2024	36	0.5

	3,995	60.3

As at March 31, 2015 and 2016, the Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings was Rs. 517,814 million and Rs. 530,842 million ($ 8,012.7 million) as at March 31, 2015 and 2016 respectively.

8 (a). Property, plant and equipment –

	Mining property	Land and buildings	Plant and equipment	Motor vehicles	Office equipment and fixtures	Oil and Gas Properties	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollars in million
Cost
April 01, 2014	160,001	70,844	445,872	2,270	6,777	495,066	1,180,830
Additions	1,929	11,145	70,035	406	1,195	43,911	128,621
Transfer during the year from exploration and evaluation assets	—	—	—	—	—	32,646	32,646
Disposals	(121)	(18)	(1,817)	(257)	(62)	—	(2,275)
Foreign exchange	(1,552)	(386)	(2,547)	35	24	22,325	17,899

March 31, 2015	160,257	81,585	511,543	2,454	7,934	593,948	1,357,721	20,493.9

Additions	8,630	23,265	93,414	163	445	8,934	134,851	2,035.5
Disposals	(16,424)	(7)	(3,240)	(680)	(499)	—	(20,850)	(314.7)
Foreign exchange	(459)	(559)	(2,554)	43	68	35,626	32,165	485.5

March 31, 2016	152,004	104,284	599,163	1,980	7,948	638,508	1,503,887	22,700.2

Accumulated depreciation and impairment
April 01, 2014	85,102	12,533	147,745	1,214	3,409	189,714	439,717
Charge for the year	4,753	2,566	24,367	422	1,235	76,929	110,272
Disposals	(121)	(10)	(1,277)	(168)	(37)	—	(1,613)
Foreign exchange	(1,254)	(251)	(1,389)	24	1	12,799	9,930
Impairment (1)	—	—	—	—	—	132,211	132,211

March 31, 2015	88,480	14,838	169,446	1,492	4,608	411,653	690,517	10,422.9

Charge for the year	5,787	2,695	19,601	311	779	53,542	82,715	1,248.5
Disposals	(16,424)	(2)	(2,623)	(629)	(480)	—	(20,158)	(304.3)
Foreign exchange	(122)	(372)	(1,307)	39	22	26,319	24,579	371.0
Impairment[1]	—	186	617	26	12	74,854	75,695	1,142.6

March 31, 2016	77,721	17,345	185,734	1,239	4,941	566,368	853,348	12,880.7

Net book value / Carrying amount

March 31, 2015	71,777	66,747	342,097	962	3,326	182,295	667,204
Asset under construction (Including capital advances)							325,473
Total							992,677
March 31, 2016	74,283	86,939	413,429	741	3,007	72,140	650,539	9,819.5
Asset under construction (Including capital advances)							224,036	3,381.6
Total							874,575	13,201.1
March 31, 2016 (US dollars in million)	1,121.3	1,312.3	6,240.4	11.2	45.4	1,088.9

1.	(a) During the year ended 31 March 2016, the Group has recognised impairment charge on its oil and gas assets of Rs 322,998 million ($ 4,875.5 million) mainly relating to Rajasthan block, triggered by the significant fall in the crude oil prices, prevailing discount of Rajasthan crude and adverse long term impact of revised cess. The impairment loss has been included in cost of sales. Of this charge, Rs. 74,854 million ($ 1,129.9 million) (refer note 8(a)) has been recorded against oil and gas properties and Rs. 248,144 million ($ 3,745.6 million) (refer note 8(b)) against exploratory and evaluation assets. The valuation remains dependent on price and further deterioration in long term prices may result in additional impairment.

For oil and gas properties, CGUs identified are on the basis of a PSC (‘Production Sharing Contract’) level as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount of the Rajasthan CGU, Rs. 146,197 million ($ 2,206.7 million) was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy. This is based on the cash flows expected to be generated by the projected oil or natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on current estimates. Reserves assumptions for fair value less costs of disposal discounted cash flow tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short term oil price of US$ 41 per barrel for FY 2017 (March 2015: US$ 70 per barrel) and the long term nominal price of US$70 per barrel (March 2015 : US$84 per barrel) derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 11.00% (March 2015: 10.32%) derived from the post-tax weighted average cost of capital. Also refer note 3 (T) (iv) for other key assumptions.

During the year ended 31 March 2015, the Group had recognised impairment charge on oil and gas assets of Rs. 406,144 million mainly relating to Rajasthan block and Sri Lanka block, triggered by the significant fall in the crude oil prices. Of this charge, Rs. 132,211 million had been recorded against oil and gas properties and Rs. 273,933 million against exploratory and evaluation assets. The impairment charge of Rs. 273,933 million also included Rs. 48,192 million impairment charge relating to exploratory wells in Sri Lanka, as the development of hydrocarbons in the said block was not commercially viable at the current prices.

(b) During the year ended 31 March 2016, the Group has recognized Rs. 14,900 million ($ 224.9 million) impairment charge in respect of the exploratory assets in West Africa (Western Cluster, Liberia) on account of low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project. Of this charge, Rs 8,555 million ($ 129.1 million) has been recorded against Exploratory and Evaluation assets (refer note 8(b)), Rs 344 million ($ 5.2 million) in property, plant and equipment and Rs 6,001 million ($ 90.6 million) has been recorded against assets under construction (refer note 8(a) above).

(c) During the year ended 31 March 2016, the Group has recognized Rs. 1,154 million ($ 17.4 million) impairment charge in the carrying amount of idle assets grouped under assets under construction at Bellary, Karnataka in India.

(d) During the year ended 31 March 2016, the Group has recognised Rs. 497 million ($ 7.5 million) impairment charge in property, plant and equipment relating to its operation in the Copper Mines of Tasmania Pty Ltd, Australia on account of extended care and maintenance, lower copper prices and continued uncertainty in start-up of operations.

2.	Additions includes net deferred stripping cost reversal of Rs. 52 million and addition of Rs. 508 million ($ 7.7 million), decommissioning and restoration cost reversal of Rs. 4,147 million and addition of Rs. 344 million ($ 5.2 million) for the years ended March 31, 2015 and March 31, 2016 respectively.

3.	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 17 on “Borrowings”. Interest (net) capitalised as part of property, plant and equipment was Rs. 9,888 million and Rs. 5,905 million ($89.2 million) for the years ended March 31, 2015 and March 31, 2016, respectively.

4.	Depreciation charge for the year includes Rs. 15 million and Rs.20 million ($ 0.3 million) capitalised as property, plant and equipment during the year ended March 31, 2015 and 2016 respectively.

5.	During the year ended March 31, 2015, in line with its accounting policy, the Group had carried out a review of the useful life of its assets. Considering the physical condition of the assets and benchmarking analysis, the Group had revised the useful life. The carrying value of the assets had been depreciated over the revised remaining useful life with effect from October, 1 2014.

As a result the net depreciation charge for the year ended March 31, 2015 was lower by Rs. 4,337 million and loss after tax was lower by Rs. 2,863 million (net of deferred tax impact of Rs. 1,474 million). The changes made to the useful economic lives is expected to have an impact on the depreciation charge going forward, although the quantum per asset class will vary depending on whether the useful life has increased or decreased.

Impairment charge for the year ended March 31, 2014 of Rs. 2,873 million relates to mining property and land assets at Lisheen mines. This was as a result of fall in LME price of zinc and lead. The recoverable amount had been determined based on its value of use. The discount rate of 5.3% was used in determining the value in use.

6.	An impairment charge of Rs. 294 million had been recognized in administration expenses during the year ended March 31, 2015 in respect of expenditure incurred on coal blocks allotted to the BALCO (Aluminium Segment), due to cancellation of coal blocks by the Supreme Court of India.

7.	Assets under construction as at March 31, 2014, March 31, 2015 and March 31, 2016 is after accumulated impairment charge of Rs. 668 million, Rs 962 million and Rs 8,115 million ($ 122.5 million) respectively.

8.	During the year ended March 31, 2016, subsequent to end of life of mines in Lisheen, Rs 13,356 million ($ 201.6 million) has been adjusted from accumulated depreciation and impairment to cost.

Plant and equipment includes refineries, smelters, power plants and related facilities, data processing equipment and electrical fittings.

8 (b) Exploration and evaluation assets

	Gambsberg Mine Project	Oil and Gas	Western Cluster Project	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollars in million
Cost
April 01, 2014	10,815	599,333	7,422	617,570
Additions	—	20,999	439	21,438
Transfer during the year to property plant and equipment	—	(32,646)	—	(32,646)
Unsuccessful Exploration Cost	—	(7,867)	—	(7,867)
Foreign exchange	(963)	17,913	319	17,269
Impairment*	—	(273,933)	—	(273,933)

March 31, 2015	9,852	323,799	8,180	341,831	5,159.7

Additions	1,060	4,912	—	5,972	90.2
Unsuccessful Exploration Cost	—	(294)	—	(294)	(4.4)
Foreign exchange	(1,404)	16,118	375	15,089	227.7
Impairment*	—	(248,144)	(8,555)	(256,699)	(3,874.7)

March 31, 2016	9,508	96,391	—	105,899	1,598.5

Exploration and Evaluation Assets as at:
March 31, 2016 (US dollars in million)	143.5	1,455.0	—	1,598.5

*	Refer foot note 1 to note 8 (a)

8 (c) Other Intangible assets

	Port Concession Rights	Software License	Others	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollars in million
Cost
April 01, 2014	5,964	1,911	504	8,379
Additions	50	269	37	356
Foreign exchange difference	—	43	—	43

March 31, 2015	6,014	2,223	541	8,778	132.5

Additions	3	145	116	264	4.0
Deletions	—	(70)	—	(70)	(1.0)
Foreign exchange difference	—	70	—	70	1.0

March 31, 2016	6,017	2,368	657	9,042	136.5

Accumulated depreciation and impairment

	Port Concession Rights	Software License	Others	Total	Total
	Rs. in million	Rs. in million	Rs. in million	Rs. in million	US dollars in million
April 01, 2014	222	1,170	3	1,395
Charge for the year	220	481	52	753
Foreign exchange difference	—	37	—	37

March 31, 2015	442	1,688	55	2,185	33.0

Charge for the year	247	330	25	602	9.1
Deletions	—	(70)	—	(70)	(1.1)
Foreign exchange difference	—	25	—	25	0.4

March 31, 2016	689	1,973	80	2,742	41.4

Other Intangibles as at:
March 31, 2015	5,572	535	486	6,593
March 31, 2016	5,328	395	578	6,301	95.1
March 31, 2016 (US dollars in million)	80.4	6.0	8.7

(1)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle, was incorporated for the coal berth mechanization and upgradation at Visakhapatnam port. Vedanta Limited owns 99.9% in VGCB. The project is to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed on June 10, 2010. On October 8, 2010, VGCB was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. Visakhapatnam Port has provided, in lieu of license fee an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/project facilities and services. The concession period is 30 years from the date of the award of the concession. The upgraded capacity is 10.18 mmtpa and the Vishakhapatnam Port would be entitled to receive 38.10% share of the gross revenue as royalty. VGCB commenced operations in the fourth quarter of fiscal 2013. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per its tariff notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period. Intangible asset - port concession rights represents consideration for construction services. Revenue from construction contract of service concession arrangements on exchanging construction services for the port concession rights amounting to Rs. Nil and Rs. Nil have been recognised in the consolidated statements of profit or loss for the year ended March 31, 2015 and March 31, 2016, respectively.
(2)	Software licenses are amortised over a period of three years.
(3)	Others include the right to use the sewerage treatment plant at Zinc India which is amortised over a period of twenty five years.

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

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL) and Cairn India Limited (Cairn).

As on March 31, 2016, NCIs hold an economic interest by virtue of their shareholding of 35.08% and 40.12% respectively in HZL and Cairn. The respective NCI holdings in previous year were 35.08% and 40.12% respectively.

The principal place of business of HZL and Cairn is in India.

The table below shows summarized financial information of subsidiaries of the Group that have material non-controlling interests. The summarized financial information below represents amounts before inter-company eliminations.

	As at March 31, 2015		As at March 31, 2016		As at March 31, 2016
	HZL	Cairn	HZL	Cairn	HZL	Cairn
	(Rs. in million)		(Rs. in million)		(US dollars in million)
Current assets	332,099	235,241	370,918	340,186	5,598.8	5,134.9
Non-current assets	137,397	653,669	155,667	233,285	2,349.7	3,521.3
Current liabilities	18,646	59,922	150,356	49,497	2,269.5	747.1
Non-current liabilities	1,829	134,466	1,428	18,043	21.6	272.3
Equity attributable to owners of the Group	292,141	412,051	243,959	298,652	3,682.4	4,508.0
Non-controlling interests	156,880	282,471	130,843	207,278	1,975.0	3,128.7

	For the year ended
	March 31, 2015		March 31, 2016		March 31, 2016
	HZL	Cairn	HZL	Cairn	HZL	Cairn
	(Rs. in million)		(Rs. in million)		(US dollars in million)
Revenue	145,887	146,945	139,589	86,559	2,107.0	1,306.6
Expenses	(64,424)	(403,356)	(59,708)	(294,705)	(901.3)	(4,448.4)

Profit / (loss) for the year	81,463	(256,411)	79,881	(208,146)	1,205.7	(3,141.8)

Profit / (loss) attributable to owners of the Group	52,887	(153,343)	51,860	(124,644)	782.7	(1,881.4)
Profit / (loss) attributable to non-controlling interests	28,576	(103,068)	28,021	(83,502)	423.0	(1,260.4)

Profit / (loss) for the year	81,463	(256,411)	79,881	(208,146)	1,205.7	(3,141.8)

Other comprehensive income / (loss) attributable to the owners of the Group	(144)	14,660	(7)	16,668	(0.1)	251.6
Other comprehensive income / (loss) attributable to non-controlling interests	(78)	10,849	(3)	11,574	(0.1)	174.7

Other comprehensive income / (loss) during the year	(222)	25,509	(10)	28,242	(0.2)	426.3

Total comprehensive income / (loss) attributable to the owners of the Group	52,743	(138,683)	51,853	(107,977)	782.6	(1,629.8)
Total comprehensive income / (loss) attributable to non-controlling interests	28,498	(92,219)	28,018	(71,927)	422.9	(1,085.7)

Total comprehensive income / (loss) during the year	81,241	(230,902)	79,871	(179,904)	1,205.5	(2,715.5)

Dividends paid / payable to non-controlling interests, including dividend tax	6,590	10,114	54,055	3,621	815.9	54.7

Net cash inflow from operating activities	39,896	127,046	13,042	61,051	196.9	921.5
Net cash (outflow) / inflow from investing activities	(22,894)	(91,465)	19,006	(40,434)	286.9	(610.3)
Net cash (outflow) from financing activities	(18,785)	(36,290)	(32,039)	(9,026)	(483.6)	(136.2)

Net cash inflow / (outflow)	(1,783)	(709)	9	11,591	0.2	175.0

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

	Year ended March 31, 2016		Year ended March 31, 2016
	HZL	Cairn	HZL	Cairn
	(Rs. in million)		(US dollars in million)
Changes in NCI (1)	—	356	—	5.4

(1)	Change in non-controlling interests relates to employee share options issued in previous years.

Joint Operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

Operating Blocks	Location of activities	Participating Interest (%)
India:
Ravva block – Exploration and production	Krishna Godavari	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00
CB-OS/2 - Development & production	Cambay Offshore	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00
PR-OSN-2004/1 – Exploration	Palar Basin Offshore	35.00
KG-OSN-2009/3 – Exploration	Krishna Godavari Offshore	100.00
MB-DWN-2009/1(1) – Exploration	Mumbai Deep Water	100.00
South Africa Block1 – Exploration	Orange Basin South Africa Offshore	60.00

Relinquished block
SL 2007-01-001(2) – Exploration	North West Sri Lanka Offshore	100.00

Non Operating Blocks	Nature of activities	Participating Interest (%)
India:
KG-ONN-2003/1(3)	Exploration and appraisal	49.00

(1)	Relinquished on April 16, 2016
(2)	Relinquished on October 15, 2015
(3)	Operatorship has been transferred to Oil and Natural Gas Corporation (ONGC) w.e.f. July 7, 2014

10. Financial asset investments

Financial asset investments represent investments classified and accounted for as available-for-sale investments

Movements for the year ended March 31,	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
As at April 01,	111	262	4.0
Changes in fair value	151	170	2.5

As at March 31,	262	432	6.5

All available for sale financial assets are quoted and non current. Quoted investments represent investments in equity securities that present the Group with opportunities for return through dividend income and gains in value. The fair values of such securities are determined by reference to published price quotations in active markets.

11. Other non-current assets

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Deposits in respect of closure cost and future redundancy payments[1]	1,710	1,212	18.3
Site restoration assets[2]	2,279	3,091	46.7
Deposits with Government Authorities	3,588	6,680	100.8
Claims receivable	1,978	4,546	68.6
Other non-current assets	2,008	1,463	22.1

	11,563	16,992	256.5

[1]	held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure.
[2]	includes deposit in Site Restoration Fund of Rs.1,727 million and Rs.2,583 million ($39.0 million) and investment in a rehabilition trust of Rs. 552 million and Rs.508 million ($ 7.7 million) as at March 2015 and 2016, respectively.

12. Inventories

Inventories consist of the following:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Raw materials and consumables	53,145	51,862	782.8
Work-in-progress	28,487	22,523	340.0
Finished goods	6,083	6,876	103.8

	87,715	81,261	1,226.6

Inventories with a carrying amount of Rs. 57,759 million and Rs. 55,659 million ($ 840.1 million) have been pledged as security against certain bank borrowings of the Group as at March 31, 2015 and 2016, respectively. (Refer note 17)

Inventory held at net realizable value amounted to Rs.673 million and Rs. 1,876 million ($28.3 million) as at March 31, 2015 and March 31, 2016 respectively. The write down on this inventory amounted to Rs.192 million and Rs. 330 million ($5.0 million) for the year ended March 31, 2015 and March 31, 2016.

13. Trade and other receivables

Trade and other receivables (net of allowances) consist of the following:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Trade receivables	38,867	25,559	385.8
Trade receivables from related parties	470	736	11.1
Loans to related parties	160	805	12.2
Balance with Government authorities	8,495	7,982	120.5
Prepayments	4,116	2,047	30.9
Claims/refunds receivable	5,862	4,924	74.3
Advances for supplies	8,512	7,382	111.4
Cash call / receivables from joint operations	29,576	26,844	405.2
Deposits in respect of closure cost and future redundancy payments*	2,290	1,132	17.1
Other receivables	5,429	1,884	28.4

	103,777	79,295	1,196.9

*	held as collateral in respect of closure cost and future redundancy payments payable to employees of Lisheen on termination of their employment on or before the mine closure.

The credit period given to customers ranges from zero to 90 days. Other receivables primarily include deposits and interest receivable. For terms and conditions of loans to related parties, refer Note 31 on related party disclosures.

Trade receivables with a carrying value of Rs. 21,127 million and Rs. 38,384 million ($ 579.4 million) have been given as collateral towards borrowings as at March 31, 2015 and 2016 respectively. (Refer note 17)

Allowances for trade and other receivables

The change in the allowance for trade and other receivables is as follows:

	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
As at April 01,	8,682	14,740	222.5
Allowance made during the year	5,936	2,384	36.0
Reversals during the year	—	(16)	(0.2)
Written off	(173)	—	—
Foreign Exchange difference	295	549	8.2

As at March 31,	14,740	17,657	266.5

14. Short-term investments

Short-term investments consist of the following:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Bank deposits	50,310	32,815	495.3
Other investments[1]	446,172	533,377	8,051.0

	496,482	566,192	8,546.3

Other investments include mutual fund investments and bonds and are fair valued through the consolidated statements of profit or loss. Bank deposits are made for the periods of more than three months depending on the cash requirements of the respective companies and earn interest at the respective deposit rates.

The Group has pledged short-term investments of Rs. 2,252 million and Rs. 2,361 million ($ 35.6 million) as at March 31, 2015 and 2016 respectively, to secure certain banking facilities.

1.	Includes Rs. 5,222 million and Rs. 4,309 million ($ 65.0 million) invested in bonds of a related party as at March 31, 2015 and 2016 respectively.

15. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash at banks	3,805	3,367	50.8
Short-term deposits	285	—	—

	4,090	3,367	50.8

Cash at banks is restricted in use as it relates to unclaimed dividends. Cash at banks also include a sum of Rs.1,431 million and Rs. Nil deposited in an escrow account for the buyback of its own shares by Cairn as of March 31, 2015 and March 31, 2016. Restricted short term deposits relates to deposits created with the bank to service interest cost on borrowings.

16. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash at banks and in hand	5,848	8,743	132.0
Short-term deposits	2,773	12,127	183.0

	8,621	20,870	315.0

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

17. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are linked to benchmark rates.

Short-term borrowings consist of:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Banks and financial institutions	103,521	108,713	1,640.9
Current portion of long-term borrowings	57,712	73,615	1,111.2

Short-term and current portion of long term borrowings	161,233	182,328	2,752.1

Weighted average interest rate on short-term borrowings	7.9%	8.8%	8.8%

Long-term borrowings consist of:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Banks and financial institutions	301,302	358,155	5,406.1
Non-convertible debentures	111,200	84,443	1,274.6
Loans from Related Party	162,100	123,835	1,869.2
Other	962	966	14.6

Long-term borrowings	575,564	567,399	8,564.5
Less: Current portion of long-term borrowings	(57,712)	(73,615)	(1,111.2)

Long-term borrowings, net of current portion	517,852	493,784	7,453.3

Major borrowings are as follows:

Working capital loans

The Group has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing packing credit in foreign currency or PCFC, cash credit, bank guarantees and bills discounting. Amounts outstanding under working capital loans as at March 31, 2015 and March 31, 2016 were Rs. 16,416 million and Rs 18,589 million ($280.6 million) respectively.

As at March 31, 2016, the working capital loan of Rs. 18,589 million ($280.6 million) comprises the following:-

(a) At BALCO, Rs 2,069 million ($ 31.2 million) of a working capital loan and cash credit limit bearing a weighted average interest rate of 10.51%. This working capital facility is secured by hypothecation of BALCO’s stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges ranks pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

(b) At Fujairah Gold FZC, a US Dollar denominated loan facility of Rs. 450 million ($ 6.8 million) having interest rate based on the London Inter Bank Offer Rate or LIBOR, plus 160 basis points. This loan facility is backed by a comfort letter issued by Vedanta Limited.

(c) At Vedanta Limited, US Dollar denominated bill discounting facility of Rs 5,684 million ($ 85.8 million) has been taken from various banks. This facility bears fixed interest rate, ranging from 1.02% to 1.33%

(d) At Vedanta Limited, a working capital facility of Rs 221 million ($ 3.3 million). The facility is carrying an interest rate of 11.11%.

(e) At Vedanta Limited, credit facilities from various banks for meeting working capital requirements in the form of credit lines for export packing credits and pre shipment packing credit amounting to Rs 6,300 million ($95.1 million). The facility is carrying an interest rate of 9.33%

(f) At Vedanta Limited , credit facility in form of Pre Shipment / Export Packing Credit amounting to Rs 3,808 million ($57.5 million) at an interest rate of 9.4% and Cash credit amounting to Rs 57 million ($0.9 million) at an interest rate of 9.8%.

Foreign currency loans

In November 2008, BALCO obtained a US dollar denominated loan facility of $ 25 million from DBS Bank Limited, arranged by its Mumbai Branch, to meet the capital expenditure requirement on projects. The rate of interest payable on this facility was six-month LIBOR plus 345 basis points. First installment of DBS ECB of US$ 8.3 million was paid on 25th November 2013 and the balance installments were payable in November 2014 and November 2015. This facility was secured by first pari passu charges on all movable fixed assets including plant and machinery related to the 1200 MW power project and the 3.25 LTPA Smelter project both present and future along with secured lenders. The amount outstanding under this facility as at March 31, 2014 was $ 16.7 million. The same had been fully prepaid in November 2014.

In July 2011, BALCO entered into an agreement with SBI London for External Commercial Borrowing of $ 200 million to part finance for setting up a 3.25 LTPA Aluminium Smelter along with a Thermal Power Plant of 1200 MW at Korba. This facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project, both present and future along with secured lenders. The interest rate on this facility is six-month LIBOR plus 290 basis points. This loan is repayable in three annual equal installments beginning August 2016, August 2017 and August 2018. As at March 31,2015 and March 31, 2016, the balance outstanding under this facility was $200.3 million and $200 million (Rs 13,266 million) respectively.

In September 2015, BALCO obtained an External Commercial Borrowing loan from ICICI Bank Dubai of $50.0 million at an interest rate of three month US$LIBOR plus 240 basis points. This facility is secured by first pari passu charge on Project assets related to 1200 MW Power Plant and 3.25 LTPA Smelter both present and future along with secured lenders. The loan is repayable as $13.0 million in August 2019, $14.0 million in August 2020 and $23.0 million in August 2021. As at 31 March 2016, the amount outstanding is $50.0 million (Rs. 3,289 million).

In October 2011 and January 2013, Vedanta Limited had obtained and fully drawn down an External Commercial Borrowing from Axis Bank of $ 500 million and $ 44.6 million in two tranches at an interest rate of LIBOR plus 170 basis points for $ 500.0 million and LIBOR plus 360 basis points for $ 44.6 million. During the year ended March 31, 2015 the ECB had been refinanced by Standard Chartered Bank and ICICI Bank at an interest rate of LIBOR plus 170 basis points for $ 500.0 million and LIBOR plus 129 basis points for $ 44.6 million. The ECB is secured by all present and future movable assets of Jharsuguda Aluminium including its movable plant and machinery, equipment, machinery, spare tools and accessories. This loan is also backed by guarantee from Vedanta Resources Plc. The ECB is repayable in three annual installments of $ 200 million, $ 200 million and $ 100 million on April 21, 2015, April 21, 2016, April 21, 2017 respectively and $ 44.6 million in July 2015. The first installment of $ 200 million and the $44.6 million facility has been duly repaid. As at March 31, 2015 and March 31, 2016, the amount outstanding was $ 543.8 million and $ 299.2 million (Rs 19,845.1 million) respectively.

In August 2008, Vedanta Limited obtained an External Commercial Borrowing from ICICI Bank, Singapore for $100 million at an interest rate of US $ LIBOR plus 240 basis points which had a negative lien undertaking on the assets of the Jharsuguda Aluminium, both present and future, excluding assets already charged in favour of ICICI bank and other lenders. As at March 31, 2014, the amount outstanding was $24.8 million. The same had been fully repaid in 2014-15.

Term loans

In September 2013, Vedanta Limited had received a sanction of Rs 10,000 million loan from Axis Bank at an interest rate of 10.50% p.a. The loan was secured by way of mortgage and charge on all the immovable properties, both present and future, of Jharsuguda 2400 MW power plant and a second charge by way of hypothecation on all the movable fixed assets. As at March 31, 2014 the outstanding amount under this facility was Rs 9,952 million. The same has been fully repaid in 2014-15.

In December 2013, Vedanta Limited had received a sanction of Rs 10,000 million loan from Canara bank at floating interest rate of bank base rate plus 100 basis points. The loan is secured by way of mortgage and charge on all the immovable properties, both present and future, of Jharsuguda 2400 MW power plant and a second charge by way of hypothecation on all the movable fixed assets. The loan is repayable in 16 quarterly installments from the end of quarter ending March 2015 till December 2018. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 9,367 million and Rs 6,870 million ($103.7 million) respectively.

During the previous years, Vedanta Limited had also taken loans from State Bank of India at an interest rate of 11.75% p.a.. These loans were secured by (i) first priority charge by way of hypothecation of all present and future unencumbered and encumbered movable fixed asset for the Alumina refinery expansion at Lanjigarh and smelter expansion Project at Jharsuguda (including but not limited to Plant and Machinery, Machinery Spares, tools and accessories, base stock funded by the Rupee Facility of the Project) (ii) first charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the project of Jharsuguda Aluminium (iii) first charge on the debt service receivable account and all monies lying to the credit of such account from time to time (iv) second charge on current assets of Jharsuguda Aluminium for the project (v) These term loans were also backed by a Corporate Guarantee from Vedanta Resources Plc. These loans were repayable as Rs 4,961 million within one year, Rs 9,922 million within second year, Rs 62,012 million within third year to fifth year, Rs 18,480 million beyond fifth year. As at March 31, 2014 the amount outstanding under this facility was Rs 95,375 million. The same has been fully repaid in 2014-15.

In March 2014, Vedanta Limited had taken a loan of Rs 18,000 million from Axis Bank at an interest rate of 10.50%. These loans were secured by a first charge by way of mortgage / hypothecation of movable / immovable of all present and future assets of Jharsuguda Aluminium. As at March 31, 2014 the amount outstanding under this facility was Rs 17,801 million. In May 2014 the said facility was enhanced by Rs 2,000 million. This facility had floating interest rate of Bank Base rate plus 25 Basis Points. These loans were secured by a first parri passu charge by way of mortgage / hypothecation of movable / immovable properties of all present and future assets of Aluminium Division, including leasehold land. During 2014-15 the same was down sold to below mentioned banks.

		Amount Repayable in			Amount Outstanding as on March 31, 2015
S no	Bank	Feb-17	Feb-18	Feb-19	Rs. in millions
1	Axis Bank	750	875	875	2,480
2	Vijaya Bank	750	875	875	2,480
3	Corporation Bank	1,500	1,750	1,750	4,961
4	Bank of India	1,500	1,750	1,750	4,961
5	Syndicate Bank	1,500	1,750	1,750	4,961

	Total				19,843

The above has been fully prepaid during the year.

During the year, Vedanta Limited has acquired facility of Rs 20,000 million from Axis Bank at an interest rate of 9.8% per annum. These loans are secured by a first pari passu charge by way of hypothecation on the entire moveable fixed assets (including WIP) of Jharsuguda Aluminium, both present and future and mortgage by deposit of documents of title of the land pertaining to the fixed assets. This facility bears a floating interest rate of Bank Base rate plus 5-15 basis points. The same has been down sold to the below mentioned banks:-

		Amount Repayable in				Amount Outstanding as on March 31, 2016
S no	Bank	1 year	2 years	3-5 year	After 5 years	Rs. in millions	US dollars in millions
1	Axis Bank	250	250	1,288	8,212	9,831	148.4
2	State Bank of Hyderabad	50	50	257	1,643	1,966	29.7
3	Vijaya Bank	125	125	644	4,106	4,916	74.2
4	State Bank of Patiala	75	75	386	2,464	2,949	44.5

	Total					19,662	296.8

In July 2014, Vedanta Limited has taken term loan of Rs 50,000 million from State Bank of India at a floating interest rate of bank base rate plus 60 basis points which has been reset to bank base rate plus 30 basis points during the year. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2021. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 43,143 million and Rs 47,343 million ($714.6 million) respectively.

In April 2014, Vedanta Limited had taken term loan of Rs 10,000 million from Union Bank of India at a floating interest rate of bank base rate plus 40 basis points which has been reset to bank base rate during the year. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2020. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 9,828 million and Rs 8,833 million ($133.3 million) respectively.

In April 2014, Vedanta Limited has taken term loan of Rs 20,000 million from Bank of India at a floating interest rate of bank base rate plus 30 basis points which has been reset to bank base rate plus 15 basis points during the year .This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by September 2020. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 18,989 million and Rs 17,006 million ($256.7 million) respectively.

In April 2014, Vedanta Limited has taken term loan of Rs 10,250 million from Syndicate Bank at a floating interest rate of bank base rate plus 25 basis points which has been reset to bank base rate during the year. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2020. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 10,117 million and Rs 9,100 million ($137.4 million) respectively.

In April 2014, Vedanta Limited has taken term loan of Rs 20,000 million from Bank of Baroda at a floating interest rate of bank base rate plus 25 basis points which has been reset to bank base rate plus 10 basis points duwing the year. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2020. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 19,738 million and Rs 17,755 million ($268.0 million) respectively.

In April 2014, Vedanta Limited has also taken term loan of Rs 5,000 million from State Bank of Bikaner and Jaipur at a bank base rate plus 25 basis points which has been reset to floating interest rate of bank base rate plus 5 basis points during the year. This loan is secured by creating first pari-passu charge by way of hypothecation of the movable and mortgage on immovable fixed assets of the Aluminium Division, both present and future, including leasehold land. The same is repayable in quarterly instalments by December 2020. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 4,935 million and Rs 4,438 million ($67.0 million) respectively.

In November 2015, Vedanta limited has availed a facility of Rs 4,450 million from Corporation Bank at a floating interest rate of bank base rate. The facility is secured by creating first pari-passu charge by way of hypothecation of the movable fixed assets and mortgage on immovable fixed assets of Aluminium division, both present and future. The same is repayable in quarterly installments upto December 2020. As at March 31 2016, the amount outstanding is Rs 4,450 million ($ 67.2 million)

In March 2016, Vedanta Limited has availed a facility of Rs 12,500 million from State Bank of India at a floating interest rate of Bank base rate plus 20 basis points. The facility is secured by aggregate of the net fixed assets of Aluminium division and the Lanjigarh Expansion project reduced by the outstanding borrowings having first pari passu charge. The same is repayable in quarterly installments upto March 2025. As at March 31, 2016, the amount outstanding is Rs 12,444 million ($ 187.8 million).

In September 2014, TSPL has availed a rupee term loan facility of Rs 5,000 million from Kotak Mahindra Bank at floating interest rate based on Bank’s base rate plus 10 basis points. The facility is secured by first pari-passu charge on the assets of TSPL both present and future, with an unconditional and irrevocable corporate guarantee by Vedanta Limited. The facility is repayable as first 50% of the loan amount in 24 quarterly installments starting from December 2015 and balance 50% of loan amount in March 2021.As at March 31,2015 and March 31,2016 the amount outstanding was Rs 4,983 million and Rs 4,545 million ($68.6 million) respectively.

In December 2015, TSPL has availed a rupee term loan facility of Rs 18,800 million from the State Bank of India at an interest rate of Bank base Rate plus 50 basis points. The facility is secured by unconditional and irrevocable Corporate Guarantee from Vedanta Limited and first charge on pari passu basis on all the movable assets of TSPL. The facility is repayable in 48 equal installments starting June 2018. As at March 31, 2016, the amount outstanding is Rs 18,755 million ($ 283.1 million) respectively.

In June 2013, TMHL had taken a term loan of $ 1,200 million from Standard Chartered Bank. The loan bears an interest rate of LIBOR plus 275 basis points and is repayable in four equal annual installments starting from June 2015. The facility is guaranteed by Vedanta Resources Plc. Further TEHL has pledged all the shares it holds in TMHL as security for this loan. The first installment due in June 2015 has been duly repaid. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was $ 1,192.0 million and $ 894 million (Rs 59,269 million) respectively.

In August 2014, TMHL had availed a term loan of $ 500 million facility from Standard Chartered Bank and First Gulf Bank PJSC of which $ 250 million is under a commodity Murahaba structure (Islamic Financing) and balance $ 250 million is under a conventional loan structure. Out of the said facility $ 287.5 million bears an interest rate of LIBOR plus 275 basis points with an average maturity of about five years from the date of first drawdown in August 2014 and balance amount of $212.5 million bears an interest rate of LIBOR plus 340 basis points with an average maturity of about six years from the date of first drawdown in August 2014. The first installment due in December 2015 has been duly repaid. As at March 31, 2015 and March 31, 2016, the amount outstanding was $ 487.6 million and $ 465.5 million (Rs 30,813 million) respectively.

During FY 2014, FY 2015 and FY 2016, TMHL had taken loans from Vedanta Resources Jersey II Limited amounting to $3,900 million, $11.9 million and $58.9 million respectively. These loans bear an average interest rate of 7.34% p.a. and are repayable from May 2018 to January 2019. During FY 2015 and FY 2016, TMHL has prepaid net loans worth $1,315.9 million and $781.9 million respectively. As at March 31, 2015 and March 31, 2016, the amount outstanding was $ 2,589.8 million and $ 1,866.8 million (Rs 123,835 million) respectively.

During the year, BALCO has availed Rupee Term Loan of Rs. 4,986 million from Dena Bank at an interest rate of bank base rate plus 50 basis points. The facility is secured by first pari passu charge on movable fixed assets (excluding coal block assets) both present and future along with secured lenders.. The facility has a maturity of eight years and is repayable in 28 quarterly installments post moratorium period of one year. As at 31 March 2016, the amount outstanding is Rs. 4,986 million ($75.3 million).

During the year, BALCO has availed Rupee Term Loan of Rs. 2990.2 million from State Bank of Hyderabad at an interest rate of bank base rate plus 50 basis points. The facility is secured by first pari passu charge on movable fixed assets (excluding coal block assets) both present and future along with secured lenders.. The facility has a maturity of eight years and is repayable in 28 quarterly installments post moratorium period of one year. As at 31 March 2016, the amount outstanding is Rs. 2,990 million ($45.1 million).

During the year, BALCO has availed Rupee Term Loan of Rs. 1,496 million from State Bank of Mysore at an interest rate of bank base rate plus 50 basis points. The facility is secured by first pari passu charge on movable fixed assets (excluding coal block assets) both present and future along with secured lenders.. The facility has a maturity of eight years and is repayable in 28 quarterly installments post moratorium period of one year. As at 31 March 2016, the amount outstanding is Rs. 1,496 million ($22.6 million).

During the year, BALCO has availed Rupee Term Loan of Rs. 1,994 million from State Bank of Patiala at an interest rate of bank base rate plus 50 basis points. The facility is secured by first pari passu charge on movable fixed assets (excluding of coal block assets) both present and future along with secured lenders.. The facility has a maturity of eight years and is repayable in 28 quarterly installments post moratorium period of one year. As at 31 March 2016, the amount outstanding is Rs. 1,994 million ($30.1 million).

During the year, BALCO has availed Rupee Term Loan of Rs. 1,493 million from South Indian Bank at an interest rate of bank base rate plus 25 basis points. The facility is secured by first pari passu charge on movable fixed assets (excluding coal block assets) both present and future along with secured lenders.. The facility has a maturity of eight years and is repayable in 28 quarterly installments post moratorium period of one year. As at 31 March 2016, the amount outstanding is Rs. 1,493 million ($22.5 million).

During the year, BALCO has availed Rupee Term Loan of Rs. 2,978 million from UCO Bank at an interest rate of bank base rate plus 50 basis points. The facility is secured by first pari passu charge on movable fixed assets (excluding coal block assets) both present and future along with secured lenders.. The facility has a maturity of eight years and is repayable in 28 quarterly installments post moratorium period of one year. As at 31 March 2016, the amount outstanding is Rs. 2,978 million ($44.9 million).

Buyers’ credit

In June 2009, BALCO obtained one time non-fund based limit of Rs 6,250 million from Axis Bank for the purchase of capital goods for projects. The facility was secured by first pari passu charge on project movable assets of BALCO (except borrowings in Indian currency i.e. BALCO could create charge on fixed assets for the domestic borrowings). The interest rate on this facility was LIBOR plus 200 basis points. As at March 31, 2014 the amount outstanding under this facility was Rs 1,003 million. The same was duly repaid in FY 2014-2015.

In October 2011, BALCO obtained a non-fund based limit of Rs 7,500 million from ICICI Bank for the purpose of import of capital goods, which is secured by exclusive charge on assets imported under the facility. The sanctioned limit has been reduced from Rs. 7,500 million to Rs. 4,500 million in the current year. The interest rate on this facility is six-month LIBOR plus 107 basis points. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 3,722 million and Rs 3,852 million ($58.1 million) respectively. The said outstanding amount is repayable on various dates from April 2016 to March 2018.

In March 2012, VGCB has obtained a non-fund based limit of Rs 1,500 million from Axis Bank for the purpose of import of capital goods, which is secured by a first pari passu floating charge on movable and immovable assets and unconditional and irrevocable corporate guarantee from Vedanta Limited. The loan has been refinanced with ICICI Bank during the year. The facility is repayable on various dates up to May 2017. The interest rate on this facility is LIBOR plus 145 basis points. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 1,144 million and Rs 1,212 million ($18.3 million) respectively.

In August 2010, TSPL obtained a non-fund based limit of Rs 10,000 million from ICICI Bank for the purpose of import of capital goods, which was secured by a first charge on a pari passu basis on all the movable assets of TSPL and was backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 87 basis points. As at March 31, 2015 the amount outstanding under this facility was Rs 53 million. The same has been fully repaid in June 2015.

In July 2013, TSPL obtained a non-fund based limit of Rs 2,500 million from Yes Bank for the purpose of import of capital goods, which was backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 34 basis points. As at March 31, 2015 the amount outstanding under this facility was Rs 2,388 million. The same has been fully repaid in September 2015.

In October 2013, TSPL obtained a non-fund based limit of Rs 2,500 million from Yes Bank for the purpose of import of capital goods, which was secured by subservient charge on all the movable assets of TSPL and was backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 52 basis points. As at March 31, 2015 the amount outstanding under this facility was Rs 1,794 million. The same has been fully repaid in October 2015.

In November 2011, TSPL obtained a non-fund based limit of Rs 5,000 million from State Bank of India for the purpose of import of capital goods, which was backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 173 basis points. As at March 31, 2014 the balance outstanding under this facility was Rs 5,834 million. The same had been duly repaid in FY 14-15.

In January 2012, TSPL obtained a non-fund based limit of Rs 5,000 million from Axis Bank for the purpose of import of capital goods, which was secured by a first charge on a pari passu basis on all the movable assets of TSPL and is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 190 basis points. As at March 31, 2014 the balance outstanding under this facility was Rs 5,684 million. The same had been duly repaid in FY 14-15.

In July 2012, TSPL obtained a non-fund based limit of Rs 3,900 million from Punjab National Bank for the purpose of import of capital goods, which was backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 85 basis points. As at March 31, 2014, the outstanding amount under this facility was Rs 3,655 million. The same had been duly repaid in FY 14-15.

In December 2013, TSPL obtained a non-fund based limit of Rs 2,000 million from IndusInd Bank for the purpose of import of capital goods, which was backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 33 basis points. As at March 31, 2015 the amount outstanding was Rs 641 million. The same has been fully repaid in June 2015.

In March 2014, TSPL obtained a non-fund based limit of Rs 5,000 million from ICICI Bank for the purpose of import of capital goods, which was secured by a first charge on a pari passu basis on all the movable assets of TSPL and is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility was LIBOR plus 33 basis points. As at March 31, 2015, the amount outstanding was Rs 3,493 million. The same has been repaid in August 2015.

In January 2015, TSPL obtained a non-fund based limit of Rs 3,000 million from Axis Bank for the refinancing of Buyers credit completing three years, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is 3 month LIBOR plus 150 basis points. As at March 31, 2015 and March 31, 2016 the balance outstanding under this facility was Rs 2,438 million and 2,591 million ($39.1 million) respectively. The outstanding amount is repayable in December 2016 and January 2017.

In March 2015, TSPL obtained a non-fund based limit of Rs 1,000 million from ICICI Bank for the refinancing of Buyers credit completing three years, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The interest rate on this facility is 3 month LIBOR plus 140 basis points. As at March 31, 2015 and March 31, 2016 the balance outstanding under this facility was Rs 254 million and Rs 1,057 million ($16.0 million). The outstanding amount is repayable in March 2017.

During the year, TSPL obtained a non-fund based limit of Rs 1,287 million from ICICI Bank, which is backed by unconditional and irrevocable Corporate Guarantee from Vedanta Limited and first Charge on Pari Passu basis on all the movable assets of TSPL. The interest rate on this facility is 6 month LIBOR plus 35 basis points on Rs 614 million, 6 month LIBOR plus 26 basis points on Rs 229 million, 12 month LIBOR plus 40 basis points on Rs 112 million and 6 month LIBOR plus 20 basis points on balance Rs 332 miilion. The facility is repayable within one year. As at March 31, 2016, the balance outstanding under this facility was Rs 1,311 million ($19.8 million).

During the year, TSPL obtained a non-fund based limit of Rs 4,837 million from ICICI Bank, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The average interest rate on this facility is 3 month LIBOR plus 145 basis points. The facility is repayable within two years. As at March 31, 2016 the balance outstanding under this facility was Rs 4,951 million ($74.7 million).

During the year, TSPL obtained a non-fund based limit of Rs 1,068 million from Yes Bank, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. The average interest rate on this facility is 6 month LIBOR plus 190 basis points. The facility is repayable within two years. As at March 31, 2016, the balance outstanding under this facility was Rs 1,068 million ($16.1 million).

Vedanta Limited has credit terms relating to purchases of property, plant and equipment. These loans bear average interest at LIBOR plus 24-55 basis points. These are secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on Jharsuguda Aluminium’s current assets on pari passu basis. These project buyer’s credits are repayable within one year. As at March 31, 2015 and March 31, 2016, the amount outstanding was Rs. 222 million and Rs 18 million ($0.3 million) respectively.

Non-convertible debentures (NCDs)

In October 2008, Vedanta Limited issued NCDs of Rs 4,000 million to the Life Insurance Corporation of India at an interest rate of 11.50% p.a. and secured by first pari passu charge in favour of Debenture Trustees on the immovable properties situated at Mauje Ishwarpura, Taluka Kadi, District Mehsana, Gujarat and in the District of Kalahandi, Orissa. These NCDs are further secured by first pari passu charge over the fixed assets of Jharsuguda Aluminium pertaining to 1MTPA Lanjigarh Alumina Refinery. The instalments of these NCDs were payable at October 22, 2015, October 22, 2014 and October 22, 2013 respectively. As at March 31, 2015, the amount outstanding under this facility was Rs 1,333 million and the same has been duly repaid during the year.

In October, November and December 2012, Vedanta Limited had issued NCDs for an aggregate amount of Rs 20,000 million. Out of these, Rs 10,000 million NCDs were issued at a coupon rate of 9.40% p.a., while another Rs 10,000 million NCDs have been issued at a coupon rate of 9.24% p.a. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the movable fixed assets of Jharsuguda 2400 MW Power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all time during the currency of NCDs. These NCDs are redeemable in tranches of Rs 5,000 million each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs. As at March 31, 2015 and March 31, 2016 the outstanding amount under this facility was Rs 19,958 million and Rs 19,973 million ($ 301.5 million) respectively.

In April 2013, Vedanta Limited had issued NCDs for an aggregate amount of Rs 25,000 million with an interest rate of 9.10% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs. As at March 31, 2015 and March 31, 2016 the amount outstanding under this facility was Rs 24,973 million and Rs 24,987 million ($377.2 million) respectively.

In July 2013, Vedanta Limited had issued NCDs for an aggregate amount of Rs 12,000 million in two tranches of Rs 7,500 million and Rs 4,500 million, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the state of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCD. These NCDs are redeemable on July 4, 2023 for Rs 7,500 million and on July 5, 2023 for Rs 4,500 million. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs. As at March 31,2015 and March 31, 2016 the amount outstanding under this facility was Rs 11,987 million and Rs 11,993 million ($181.0 million) respectively.

During the year, Vedanta Limited had issued NCDs for an aggregate amount of Rs 20,000 million with an interest rate of 9.70% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the state of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCD. These NCDs are redeemable on August 17, 2020. As at March 31, 2016 the amount outstanding under this facility was Rs 19,990 million ($301.7 million).

In October 2014, Vedanta Limited had issued NCDs of Rs 15,000 million at an interest rate of 9.36% per annum. These NCDs are repayable in two installments of Rs 9,750 million and Rs 5,250 million in October 2017 and December 2017 respectively. These NCDs are secured by way of mortgage on the immovable property of the Vedanta Limited situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over “movable fixed assets” in relation to the Company’s Iron Ore business (pig iron and met coke assets) and Power Plant assets located in Goa and the Copper plant assets located at Tuticorin with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCDs. As at March 31, 2015 and March 31, 2016 the amount outstanding was Rs 15,000 million and Rs 15,000 million ($226.4 million) respectively.

In November 2008, BALCO issued Rs 5,000 million in Indian Rupee denominated NCDs to Life Insurance Corporation of India. The debentures were repayable in three equal yearly installments in November 2013, November 2014 and November 2015. The applicable interest rate was 12.25% per annum. The debentures were secured and had a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times of the issued amount of the debentures. As at March 31, 2015 the outstanding balance was Rs 1,667 million and the same has been duly repaid during the year.

In May 2013, BALCO had issued NCDs of Rs 5,000 million to Kotak Mahindra Bank and Axis Bank Limited. The debentures are repayable in two equal installments in November 2015 and May 2016. The applicable interest rate is 8.59% per annum. The debentures are secured and have a first pari passu charge over fixed assets of BALCO with minimum security cover of 1.10 times. The first installment has been duly repaid in November 2015. As at March 31, 2015 and March 31, 2016 the amount outstanding was Rs 4,998 million and Rs 2,500 million ($ 37.7 million) respectively.

In August 2014, BALCO had issued NCDs of Rs 5,000 million to Deutsche Bank. The debentures are repayable in August 2017. The applicable interest rate is 10.25% per annum. The debentures are secured by first pari passu charge over fixed assets ( excluding of leasehold properties) of the Company with minimum security cover of 1.25 times. As at March 31, 2015 and March 31, 2016, the amount outstanding was Rs 5,000 million and Rs. 5,000 million ($75.5 million) respectively.

In December 2010 and January 2011, TSPL had issued NCDs of Rs 15,000 million to ICICI Bank at a rate of 9.8% per annum. The first tranche of Rs 7,500 million was issued in December 2010 and second tranche for the balance amount was issued in January 2011. The NCDs are secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the tenor of the NCDs (including the debt service reserve account) and unconditional and irrevocable corporate guarantee by Vedanta Limited. NCDs have tenor of 13 years from the respective date of allotment, repayable in twelve equal quarterly installments after 10 years of allotment. These NCDs have a call option, 5 years after allotment. As at March 31, 2015 the amount outstanding was Rs. 15,052 million. The call option has been exercised and the NCDs have been duly repaid during the year.

In September 2014 (two tranches), November 2014, March 2015 and April 2015 TSPL had issued NCDs of Rs 15,000 million in five tranches of Rs 1,200 million , Rs 1,800 million , Rs 2,000 million, Rs 3,250 million and Rs 6,750 million at an interest rate of 9.60%, 9.70%, 9.27%, 8.91% and 8.91% respectively to various asset management companies for fresh project funding and repayment of loan. These NCDs are secured by first parri pasu charge on the assets of TSPL both present and future with a minimum asset cover of 1.1 times during the tenor of NCDs (including the debt service reserve account) and an unconditional and irrevocable corporate guarantee by Vedanta Limited. These NCDs are repayable in tranches as Rs 1,200 million in September 2016, Rs 1,800 Million in September 2017, Rs 2,000 million in November 2017 and balance Rs 10,000 million in April 2018. As at March 31, 2015 and March 31, 2016 the amount outstanding was Rs 8,232 million and Rs 14,960 million ($ 225.8 million) respectively.

In May 2013, VGCB issued NCDs to IDFC Bank of Rs 3,000 million at an interest rate of 9% per annum. The NCDs are secured 1.1 times of the face value of outstanding debentures, by way of charge on the fixed assets of the VGCB. These NCDs are redeemable on May 6, 2016, and also carry a put and call option exercisable at the end of 2nd year, May 6, 2015. During the year the call and put option has been exercised on Rs 2,250 million. As at March 31, 2015 and March 31, 2016, the amount outstanding was Rs 3,000 million and Rs 750 million ($ 11.3 million) respectively.

Commercial papers

During the current year and previous years, Vedanta Limited had issued commercial papers to various asset management companies for funding project payables. These commercial papers bear coupon rate of interest ranging between 8.8% p.a. to 9.6% p.a. These were issued for short duration and are repayable within one year. As at March 31, 2015 and March 31,2016 the outstanding amount was Rs 34,664 million and Rs 59,383 million ($ 896.3 million) respectively.

During the current year and previous years, BALCO had issued commercial papers to various asset management companies for funding project loan repayment and operational payables. These commercial papers bear an average coupon rate of interest of 9.9% p.a. These were issued for a short duration and are repayable in April 2016 and May 2016. As at March 31, 2015 and March 31, 2016 the amount outstanding was Rs. 19,597 million and Rs. 5,179 million ($78.2 million) respectively.

During the current year and previous years, TSPL had issued commercial papers to various asset management companies for funding project payables, which is backed by unconditional and irrevocable corporate guarantee from Vedanta Limited. These commercial papers bear an average coupon rate of interest of 9.5% p.a. As at March 31, 2015 and March 31, 2016 the amount outstanding was Rs 25,565 million and Rs 23,329 million ($352.1 million) respectively.

Convertible notes

Convertible Senior Notes or Convertible Notes, due 2014

On October 29, 2009, Vedanta Limited (erstwhile Sterlite Industries India Limited) raised $ 500 million by issue of 4.0% Convertible Notes of $ 1,000 each (the “Convertible Notes”). Subject to certain exceptions, the note holders had an option to convert these Convertible Notes into ADSs (each ADS now represents four equity shares. Prior to the bonus issue and the share split of the equity shares of the Company on June 25, 2010, each ADS represented one equity share) at any time prior to business day immediately preceding the maturity date at a conversion rate of 42.8688 ADSs per $ 1,000 principal amount of notes which was equal to a conversion price of approximately $ 23.33 per ADS. Upon effectiveness of the scheme of Amalgamation and Arrangement, conversion rate had been changed to 25.7213 ADSs per $1,000 principal amount of notes which was equal to a conversion price of approximately $38.88 per ADS. Further, at any time after November 4, 2012, Vedanta Limited has a right to redeem in whole or parts of the Convertible Notes, subject to meeting certain conditions. The amount which Vedanta Limited was required to pay contractually on October 30, 2014 was $ 500 million, unless previously converted, redeemed or purchased and cancelled. The amount outstanding as at March 31, 2014 was Rs 28,710 million. The same has been duly repaid in FY 14-15.

5% Convertible Bonds of $ 100,000 each amounting to US$ 500 million issued by Vedanta Limited (erstwhile Sesa Goa Limited) in Financial Year 2009-10. The bondholders had an option to convert these FCCBs into shares, at a conversion price of Rs 346.88 per share and at a fixed rate of exchange on conversion of Rs 48.00 per US$ 1.00 at any time on or after December 9, 2009. The conversion price was subject to adjustment in certain circumstances. The FCCBs may be redeemed in whole, but not in part, on or after October 30, 2012, subject to certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCBs fall due for redemption on October 31, 2014 at par. The amount outstanding as on March 31, 2014 was Rs 12,081 million. The same has been duly repaid in FY 14-15.

18. Acceptances

Acceptances consist of:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Payable under trade financing arrangements	94,660	99,500	1,501.9

	94,660	99,500	1,501.9

Acceptances comprise of credit availed from financial institutions for payment to suppliers for raw materials purchased by the Group. The arrangements are interest-bearing and are payable within one year. The fair value of acceptances is not materially different from the carrying values presented.

19. Trade and other payables

Trade and other payables consist of:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Trade payables[1]	58,700	63,582	959.7
Advances from customers[2]	3,197	26,300	397.0
Amount due to related parties	2,999	3,649	55.1
Creditors for capital expenditure	69,078	54,755	826.5
Security deposit and retentions	9,849	9,850	148.7
Dividend payable	—	35,572	536.9
Dividend distribution tax payable	—	20,644	311.6
Other payables	22,170	38,354	578.9
	165,993	252,706	3,814.4

[1]	Trade payables are non-interest bearing and are normally settled within 1 day to 180 days terms. The fair value of trade and other payables is not materially different from the carrying values presented. Other payables include statutory and other dues.
[2]	Advances from customers include amounts received under long term supply agreements. The advance payment plus a fixed rate of return will be settled by supplying copper over a period up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. The portion of advance that is expected to be settled within the next 12 months has been classified as a current liability.

20. Provisions

	Restoration, rehabilitation and environmental (a)	Other (b)	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)
As at April 01, 2014	14,655	3,532	18,187
Additions	373	2,023	2,396
Disposals	(229)	(318)	(547)
Change in estimate	(4,147)	—	(4,147)
Unwinding of discount	1,062	—	1,062
Exchange differences	(428)	(487)	(915)
As at March 31, 2015	11,286	4,750	16,036

Classification as at March 31, 2015
Current	390	4,480	4,870
Non-current	10,896	270	11,166
	11,286	4,750	16,036

	Restoration, rehabilitation and environmental (a)	Other (b)	Total	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
As at April 01, 2015	11,286	4,750	16,036	242.1

Additions	203	85	288	4.4
Disposal	(1,160)	(1,970)	(3,130)	(47.2)
Change in estimate	141	—	141	2.1
Unwinding of discount	750	—	750	11.3
Reclassification to trade and other payables	—	(2,102)	(2,102)	(31.7)
Exchange differences	293	149	442	6.6
As at March 31, 2016	11,513	912	12,425	187.6

Classification as at March 31, 2016
Current	877	816	1,693	25.6
Non-current	10,636	96	10,732	162.0

	11,513	912	12,425	187.6

(a) Restoration, rehabilitation and environmental

The provision for restoration, rehabilitation, decommissioning and environmental represents the Group’s best estimate of the costs which will be incurred in the future to meet the obligations under the laws of the land, the terms referred to in the Group’s mining and other licenses and contractual arrangements. Within India, the principal restoration, rehabilitation and environmental provisions are recorded within Cairn where a legal obligation exists relating to oil and gas fields where costs are expected to be incurred in restoring the site of production facility at the end of producing life of oil fields. These amounts become payable upon closure of the mines or oil and gas fields and are expected to be incurred over a period of 1 to 24 years.

(b) Other

Other provisions comprise the Group’s best estimate of the costs based on the possibility of occurrence in the future to settle certain legal, tax and other claims outstanding against the Group. The timing of cash flows in respect of such provisions cannot be reasonably determined. Further, this also includes Rs 2,097 million and Rs 326 million ($4.9 million) on account of onerous contract related to redundancy cost at Lisheen as at March 31, 2015 and March 31, 2016 respectively. The provision for redundancy cost becomes payable to employees on their termination of employment. In addition the provision as of March 31, 2015, included provision of Rs 1,766 million recognized pursuant to the introduction of The Mines and Mineral (Development and Regulation) Amendment Act, 2015, the timing and amount of which was uncertain. The same has been reclassified to trade and other payables during the year post removal of uncertainty.

21. Other non-current liabilities

Non-current liabilities consist of:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Security deposits and retentions	11,706	4,035	60.9
Advance from customers (Refer note 19(2))	—	9,986	150.7
Others	871	842	12.8
	12,577	14,863	224.4

22. Employee benefits

The Group participates in defined contribution and benefit schemes, the assets of which are held (where funded) in separately administered funds.

For defined contribution schemes the amount charged to the consolidated statements of profit or loss is the total of contributions payable in the year.

For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Actuarial gains and losses arising in the year are recognized in full in Consolidated Statement of Other Comprehensive Income for the year.

Defined contribution schemes

The Group contributed a total of Rs. 1,499 million , Rs. 1,413 million , Rs. 1,551 million ($ 23.4 million) for the years ended March 31, 2014, 2015 and 2016 respectively, to the following defined contribution plans.

Central provident fund

In accordance with the Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for 2016) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statements of profit or loss in the period they are incurred. Where the contributions are made to independently managed and approved funds, shortfall in actual return, if any, from the return guaranteed by the State are made by the employer. There is no such shortfall in the actual return for independently managed funds for the year ended March 31, 2015 and 2016. The benefits are paid to employees on their retirement or resignation from the Group.

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

Defined benefit plans

Post-Retirement Medical Benefits:

The Group has a scheme of post-retirement medical benefits for employees at BMM. Based on an actuarial valuation conducted as at year end, a provision is recognized in full for the benefit obligation. The scheme is unfunded. The obligation relating to post-retirement medical benefits at BMM were Rs. 345 million and Rs.306 million ($ 4.6 million) as at March 31, 2015 and 2016 respectively. The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IAS 19 (Revised 2011) “Employee benefits”. The remeasurement loss/ (gain) on post-retirement medical benefits at Rs. Nil, Rs. 22 million and Rs. (24) million ($ (0.34) million) for the year ended March 31, 2014, 2015 and 2016 respectively has been recognized in Consolidated Statement of Other Comprehensive Income.

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

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the defined benefit obligation are as follows:

	Year ended March 31, 2014	Year ended March 31, 2015	Year ended March 31, 2016
Discount rate	9.0% - 9.1%	7.8% -7.9%	8%
Expected rate of increase in compensation level of covered employees	3.0% - 12.0%	5.0% to 10.0%	5% to 10%

In India, the mortality tables used, assume that a person aged 60 at the end of the balance sheet date has a future life expectancy of 19 years.

Assumptions regarding mortality for Indian entities are based on mortality tables of ‘Indian Assured Lives Mortality (2006-2008)’ published by the Institute of Actuaries of India.

Amount recognised in the consolidated statements of financial position consists of:

	As at March 31, 2014 (Rs. Million)	As at March 31, 2015 (Rs. Million)	As at March 31, 2016 (Rs. Million)	As at March 31, 2016 (US dollars in million)
Fair value of plan assets	2,754	2,824	2,899	43.8
Present value of defined benefit obligations	(4,439)	(4,987)	(4,517)	(68.2)

Net liability arising from defined benefit obligation	(1,685)	(2,163)	(1,618)	(24.4)

Amounts recognised in consolidated statement of profit or loss in respect of defined benefit pension schemes are as follows:

	Year ended March 31, 2014 (Rs. Million)	Year ended March 31, 2015 (Rs. Million)	Year ended March 31, 2016 (Rs. Million)	Year ended March 31, 2016 (US dollars in million)
Current service cost	260	281	279	4.2
Net Interest cost	138	134	158	2.4

Total charge to consolidated statements of profit or loss	398	415	437	6.6

Amounts recognised in the consolidated statement of comprehensive income in respect of defined benefit pension scheme are as follows:

	Year ended March 31, 2014 (Rs. Million)	Year ended March 31, 2015 (Rs. Million)	Year ended March 31, 2016 (Rs. Million)	Year ended March 31, 2016 (US dollars in million)
Remeasurements of the net defined benefit obligation:-
Actuarial (gains) / losses arising from changes in demographic assumptions	(7)	18	—	—
Actuarial (gains) / losses arising from changes in financial assumptions	(260)	319	(28)	(0.4)
Actuarial losses arising from experience adjustments	412	349	207	3.1
(Gain) / Loss on Plan assets (excluding amounts included in net interest cost)	(47)	9	(15)	(0.2)

Remeasurement of the net defined benefit liability	98	695	164	2.5

The movement during the year ended March 31, 2016 of the present value of the defined benefit obligation was as follows:

	Year ended March 31, 2014 (Rs. in Million)	Year ended March 31, 2015 (Rs. in Million)	Year ended March 31, 2016 (Rs. in Million)	Year ended March 31, 2016 (US dollars in million)

At 1 April	(4,352)	(4,439)	(4,987)	(75.3)
-Current service cost	(260)	(281)	(279)	(4.2)
Benefits paid	666	800	1,298	19.6
Interest cost of scheme liabilities	(348)	(381)	(370)	(5.6)
Actuarial gains / (losses) arising from changes in demographic assumptions	7	(18)	—	—
Actuarial gains / (losses) arising from changes in financial assumptions	260	(319)	28	0.4
Actuarial (losses) arising from experience adjustment	(412)	(349)	(207)	(3.1)
At March 31,	(4,439)	(4,987)	(4,517)	(68.2)

The movement during the year ended March 31, 2016 in the fair value of plan assets was as follow:

	Year ended March 31, 2014 (Rs. in Million)	Year ended March 31, 2015 (Rs. in Million)	Year ended March 31, 2016 (Rs. in Million)	Year ended March 31, 2016 (US dollars in million)
At 1 April	2,521	2,754	2,824	42.6
Contributions received	535	286	677	10.3
Benefits paid	(559)	(454)	(829)	(12.5)
Remeasurement gain / (loss) arising from return on plan assets	47	(9)	15	0.2
Interest income	210	247	212	3.2
At March 31,	2,754	2,824	2,899	43.8

	LIC		ICICI		HDFC
% allocation of plan assets	As at March 31		As at March 31		As at March 31
Assets by category	2015	2016	2015	2016	2015	2016
Government securities	45.0	45.0	20.0	21.70	24.3	52.10
Debentures/bonds	35.0	35.0	45.0	21.90	69.3	42.94
Equity instruments	10.0	10.0	6.0	56.40	—	—
Fixed Deposits	—	—	21.0	—	—	—
Money market instruments	10.0	10.0	8.0	—	6.4	4.96

	100.0	100.0	100.0	100.0	100.0	100.00

The actual return on plan assets was Rs. 257 million, Rs. 238 million and Rs. 227 million ($ 3.4 million) for the years ended March 31, 2014, March 31, 2015 and March 31, 2016 respectively.

The weighted average duration of the defined benefit obligation is 11.80 years and 12.5 years for the years ended March 31, 2015 and March 31, 2016 respectively.

The group expects to contribute Rs. 334.5 million ($ 5.0 million) to the funded defined benefit plans in fiscal 2017.

Sensitivity analysis

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

Increase / (Decrease) in defined benefit obligation (US dollars in million)
Discount rate

Increase by 0.50%	(2.3)
Decrease by 0.50%	2.4
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	2.0
Decrease by 0.50%	(1.9)

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

Risk analysis

Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefits plans and management estimation of the impact of these risks are as follows:

Investment risk

Most of the Indian defined benefit plans are funded with Life Insurance Corporation of India (LIC), ICICI Prudential Life (ICICI) and HDFC Standard Life. Group does not have any liberty to manage the fund provided to LIC, ICICI and HDFC Standard Life.

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

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2015 and 2016.

As at March 31, 2015
	(Rs. in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	262	—	262	262
Other non—current assets	—	—	5,798	—	—	5,798	5,798
Trade and other receivables	—	—	72,918	—	—	72,918	72,918
Short-term investments
—Bank deposits	—	—	50,310	—	—	50,310	50,310
—Other investments	—	446,172	—	—	—	446,172	446,172
Derivative financial assets	—	—	—	—	1,047	1,047	1,047
Cash and cash equivalents	8,621	—	—	—	—	8,621	8,621
Restricted cash and cash equivalents	4,090	—	—	—	—	4,090	4,090

Total	12,711	446,172	129,026	262	1,047	589,218	589,218

The consolidated statements of financial position and Note 13 “Trade and other receivables” include balances with government authorities of Rs. 8,148 million, prepayments of Rs. 4,116 million, advance for supplies of Rs. 8,512 million and claims and other receivables of Rs. 10,083 million which are not financial assets and hence have been excluded from the above table.

The consolidated statements of financial position and Note 11 “Other non current assets” include balances with government authorities of Rs. 3,431 million and claims and other receivables of Rs. 2,334 million which are not financial assets and hence have been excluded from the above table

As at March 31, 2015
	(Rs. in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
—Short-term	—	161,233	161,233	161,233
—Long term (other than convertible notes)	—	517,852	517,852	530,449
Acceptances	—	94,660	94,660	94,660
Trade and other payables*	—	163,932	163,932	162,350
Derivative financial liabilities	2,583	—	2,583	2,583

Total	2,583	937,677	940,260	951,275

*	Includes financial liabilities of Rs. 10,130 million grouped under “other non current liabilities”.

The consolidated statements of financial position and Note 19 “Trade and other payables” include advances from customers of Rs. 3,210 million and other payables which includes balances due to government authorities of Rs. 6,118 million, other employees benefits of Rs. 661 million and security deposits and other payables of Rs. 2,202 million which are not financial liabilities and hence have been excluded from the above table.

As at March 31, 2016:
	(Rs. in million)							(US dollar in million)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	432	—	432	432	6.5	6.5
Other non—current assets	—	—	5,935	—	—	5,935	5,935	89.6	89.6
Trade and other receivable	—	—	57,308	—	—	57,308	57,308	865.1	865.1
Short term investments
—Bank deposits	—	—	32,815	—	—	32,815	32,815	495.3	495.3
—Other investments	—	533,377	—	—	—	533,377	533,377	8,051.0	8,051.0
Derivative financial assets	—	—	—	—	1,281	1,281	1,281	19.3	19.3
Cash and cash equivalents	20,870	—	—	—	—	20,870	20,870	315.0	315.0
Restricted cash and cash equivalents	3,367	—	—	—	—	3,367	3,367	50.8	50.8

Total	24,237	533,377	96,058	432	1,281	655,385	655,385	9,892.6	9,892.6

The consolidated statements of financial position and Note 13 “Trade and other receivables” include balances with government authorities of Rs. 7,620 million ($ 115.0 million), prepayments of Rs. 2,047 million ($ 30.9 million), advance for supplies of Rs. 7,382 million ($ 111.4 million) and claims and other receivables of Rs. 4,938 million (74.5 million) which are not financial assets and hence have been excluded from the above table.

The consolidated statements of financial position and Note 11 “Other non current assets” include balances with government authorities of Rs. 6,413 million ($ 96.8 million), and claims and other receivables of Rs. 4,644 million ($70.1 million) which are not financial assets and hence have been excluded from the above table.

As at March 31, 2016:
	(Rs. in million)				(US dollars in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short term	—	182,328	182,328	182,328	2,752.1	2,752.1
—Long term	—	493,784	493,784	495,755	7,453.3	7,483.1
Acceptances	—	99,500	99,500	99,500	1,501.9	1,501.9
Trade and other payables*	—	189,392	189,392	188,982	2,858.8	2,852.6
Derivative financial liabilities	4,552	—	4,552	4,552	68.7	68.7

Total	4,552	965,004	969,556	971,117	14,634.8	14,658.4

*	Includes financial liabilities of Rs. 4,630 million ($69.9 million) grouped under “other non current liabilities”.

The consolidated statements of financial position and Note 19 “Trade and other payables” include advances from customers of Rs. 26,300 million ($ 397.0 million), advance from related party of Rs. 68 million ($ 1.0 million), balances due to government authorities of Rs. 15,985 million ($ 241.3 million), other employees benefits of Rs. 1,590 million ($ 24.0 million), dividend tax payable of Rs 20,644 million ($311.6 million) and security deposits and other payables of Rs. 3,357 million ($50.6 million) which are not financial liabilities and hence have been excluded from the above table.

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

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarises the categories of financial assets and liabilities as at March 31, 2015 and 2016 measured at fair value:

As at March 31, 2015	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)
Financial assets
At fair value through profit or loss
— Held for trading	157,428	288,744	—
—Derivative financial assets
—Commodity contracts	—	442	—
— Forward foreign currency contracts	—	108	—
— Forward foreign currency contracts (Net investment in foreign operation)	—	497	—
Available-for-sale investments
— Financial asset investments held at fair value	262	—	—

	157,690	289,791	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Interest rate swap	—	96	—
—Commodity contracts	—	511	—
—Forward foreign currency contracts	—	1,976	—

	—	2,583	—

As at March 31, 2016	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Held for trading	234,972	298,405	—	3,546.8	4,504.2	—
—Derivative financial assets
—Commodity contracts	—	216	—	—	3.2	—
—Forward foreign currency contracts	—	722	—	—	10.9	—
— Forward foreign currency contracts (Net investment in foreign operation)	—	343	—	—	5.2	—
Available-for-sale investments
—Financial asset investments held at fair value	432	—	—	6.5	—	—

	235,404	299,686	—	3,553.3	4,523.5	—

Financial liabilities
At fair value through profit or loss
Derivative financial liabilities
— Commodity Contracts	—	126	—	—	1.9	—
—Forward foreign currency contracts	—	4,426	—	—	66.8	—

	—	4,552	—	—	68.7	—

The below tables summarises the fair value of financial liabilities which are carried at amortised cost as at March 31, 2015 and 2016:

As at March 31, 2015	(Level 2)
(Rs. in million)
Financial Liabilities
- Long-term borrowings	530,449
- Other non-current liabilities	8,548

538,997

As at March 31,2016	(Level 2)	(Level 2)
	(Rs. in million)	US dollars in million
Financial Liabilities
- Long-term borrowings	495,755	7,483.1
- Other non-current liabilities	4,220	63.7

	499,975	7,546.8

The fair value of the financial assets and liabilities are included at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants. The following methods and assumptions were used to estimate the fair values:

•	Short-term marketable securities traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other short term marketable securities are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s).

•	Trade and other receivables (excluding non financial assets), trade and other payables (excluding non financial liabilities) and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Non-current financial assets and financial liabilities: Either the carrying value approximates the fair value or fair value has been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Quoted available-for-sale financial assets investments: Fair value is derived from quoted market prices in active markets.

•	Derivative contracts: The Group enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts and Interest rate swaps are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations, foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2016 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no transfers between Level 1 and Level 2 during the year.

Risk management

The Group’s businesses are subject to several risks and uncertainties including financial risks.

The Group’s documented risk management polices act as an effective tool in mitigating the various financial risks to which the business is exposed to in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty and concentration of credit risk and capital management. Risks are identified through a formal risk management programme with active involvement of senior management personnel and business managers at both the corporate and individual subsidiary level. Each operating subsidiary in the Group has in place risk management processes which are in line with the Group’s policy. Each significant risk has a designated ‘owner’ within the Group at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated. The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Company’s Audit Committee. The Audit Committee is aided by the CFO Committee and the Risk Management Committee, which meets regularly to review risks as well as the progress against the planned actions Key business decisions are discussed at the periodic meetings of the CFO Committee and the Executive Committee. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

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

The investment portfolio at the Group and Indian entities is independently reviewed by CRISIL Limited and our portfolio has been rated as “Very Good” meaning highest safety.

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

Commodity price risk

The Group is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Group produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Group aims to sell the products at prevailing market prices. The commodity price risk in import of Cu Concentrate & Alumina is hedged on back-to back basis ensuring no price risk for the business. Entities with integrated operations aim to achieve the monthly average of the commodity prices for sales realization. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level and with clearly laid down guidelines for their implementation by the subsidiaries.

Whilst the Group aims to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.

The Group is also exposed to the movement of international crude oil price and the discount in the price of Rajasthan crude oil to Brent price.

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	purchases and sales of physical contracts

•	cash flow hedging of revenues, forecasted highly probable transactions

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

Copper

The Group’s custom smelting copper operations at Tuticorin benefits from a natural hedge except to the extent of a possible mismatch in quotation periods between the purchase of concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate margins from Treatment charges/Refining charges or “TcRc”, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotation periods are actively managed to ensure that the gains or losses are minimised. The Group hedges this variability of LME prices and tries to make the LME price a pass-through cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price. The Group also benefits from the difference between the amounts paid for quantities of copper content received and copper recovered in the manufacturing process, also known as ‘free copper’.

TcRc is a major source of income for the Indian copper smelting operations. Fluctuations in TcRc is influenced by factors including demand and supply conditions prevailing in the market for mine output. The Group’s copper business has a strategy of securing a majority of its concentrate feed requirement under long-term contracts with mines.

Zinc India

The sales prices of zinc and lead are linked to the LME prices. The Group also enters into hedging arrangements for its Zinc and Lead sales to realise month of sale LME prices. Raw material for zinc and lead is mined in India.

Zinc International

Raw material for zinc and lead is mined in Namibia, South Africa and Ireland with sales prices linked to the LME prices.

Iron ore

The Group Sells its Iron Ore production from Goa on the prevailing market prices and from Karnataka through e-auction route as mandated by State Government of Karnataka in India.

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

This table illustrates the impact of a 10% movement in LME / LBMA, Oil and Iron Ore prices based on volumes, costs and exchange rates for fiscal 2015 and 2016 and provide the estimated impact on operating profit assuming all other variables remain constant.

10 percent movement in price	Change in operating profit
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Copper	622	430	6.5
Zinc India	11,253	11,016	166.3
Zinc International	3,617	2,609	39.4
Aluminum	8,647	7,806	117.8
Oil	11,623	6,298	95.1
Iron ore	230	534	8.1

Total	35,992	28,693	433.2

The impact of a 10 percent movement in prices on net profit and equity would be Rs. 18,296 million ($276.2 million).

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

The Company has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its banking facilities in line with Basel II norms. During the year, CRISIL revised the rating of the Company’s long-term bank facilities and its Non-Convertible Debentures (NCD) programme downward in two rating actions - in August 2015 and January 2016 - from AA+/Negative to AA/ Negative Outlook and then to AA-/ with Negative Outlook,, primarily on account of a steeper fall in commodity prices and delayed ramp up across the Company’s businesses.

India Ratings downgraded the Company’s rating from IND AA+/Stable to IND AA in January 2016. The downgrade reflects the Company’s credit metrics being lower than India Ratings’ expectations for the 2015 financial year and the first half of the 2016 financial year. These downgrades were mainly on account of the lower commodity price estimates by the rating agencies in the near to medium term

The Group remains committed to maintaining a healthy liquidity, gearing ratio, deleveraging and strengthening our balance sheet. The maturity profile of the Group’s financial liabilities based on the remaining period from the date of financial position to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group.

As at March 31, 2015 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(Rs. in million)
Acceptances	94,660	—	—	—	94,660
Trade and other payables*	153,802	8,068	2,025	37	163,932
Borrowings (other than convertible notes)	205,274	210,655	250,282	181,298	847,509
Derivative financial liabilities	2,574	9	—	—	2,583

	456,310	218,732	252,307	181,335	1,108,684

As at March 31, 2016 Payment due by year	<1 year	1-3 years	3-5 years	>5 years	Total
	(Rs. in million)
Acceptances	99,766	—	—	—	99,766
Trade and other payables*	184,762	1,880	326	2,424	189,392
Borrowings	234,871	384,195	128,153	89,463	836,682
Derivative financial liabilities	4,474	78	—	—	4,552

	523,873	386,153	128,479	91,887	1,130,392

US dollars in million	7,907.5	5,828.7	1,939.3	1,387.0	17,062.5

*	Includes financial liabilities grouped under “other non current liabilities”.

As at March 31, 2015, the Group had access to funding facilities of Rs. 446,975 million of which Rs. 114,227 million was not yet drawn, as set out below:

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in million)	(Rs. in million)	(Rs. In million)
Less than 1 year	441,198	333,012	108,186
1-5 years and above	25,777	19,736	6,041

Total	466,975	352,748	114,227

As at March 31, 2016, the Group had access to funding facilities of Rs. 752,620 million ($ 11,360.3 million) of which Rs. 115,749 million ($ 1,747.1 million) was not yet drawn, as set out below:

Funding facility	Total facility	Drawn	Un drawn
	(Rs. in million)	(Rs. in million)	(Rs. in million)
Less than 1 year	608,741	495,586	113,155
1-5 years and above	143,879	141,285	2,594

Total	752,620	636,871	115,749

US dollars in million	11,360.3	9,613.2	1,747.1

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

	As at March 31, 2015		As at March 31, 2016		As at March 31, 2016
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)	(US dollars in million)
US dollar	82,051	525,684	88,280	442,398	1,332.5	6,677.7
Australian dollar	44	611	27	624	0.4	9.4
Euro	2,442	3,722	3,096	3,040	46.7	45.9
Namibian dollar	594	1,460	397	489	6.0	7.4
ZAR	977	840	1,213	1,051	18.3	15.9
GBP	566	43	1,955	829	29.5	12.5
Canadian dollar and other	47	31	16	88	0.2	1.3

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

A 10% appreciation/depreciation of the respective foreign currencies with respect to the functional currency of the respective entities and its subsidiaries would result in net decrease/increase in the Group’s profit or loss and equity for the fiscal year 2015 and 2016 by Rs. 12,113 million and Rs. 10,517 million ($158.7 million) respectively.

(c) Interest rate risk

The Group is exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. The Group’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates.

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

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk. Additionally, the investments portfolio is independently reviewed by CRISIL Limited, and our investment portfolio has been rated as “Very Good” meaning highest safety.

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

The exposure of the Group’s financial assets as at March 31, 2016 to interest rate risk is as follows:

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial assets	424,296	173,872	55,936	654,104
Derivative financial assets	—	—	1,281	1,281

	424,296	173,872	57,217	655,385

(US dollars in million)	6,404.5	2,624.5	863.6	9,892.6
The weighted average interest rate on the fixed rate financial assets is 5.8% p.a. and the weighted average period for which the rate is fixed is 2.1 years.

The exposure of the Group’s financial liabilities as at March 31, 2016 to interest rate risk is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Total financial liabilities
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Financial liabilities	324,037	451,143	189,824	965,004
Derivative financial liabilities	—	—	4,552	4,552

	324,037	451,143	194,376	969,556

(US dollars in million)	4,891.1	6,809.7	2,934.0	14,634.8

The weighted average interest rate on the fixed rate financial liabilities is 7.1% p.a. and the weighted average period for which the rate is fixed is 1.4 years.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest expense on loans and borrowings for fiscal 2016. The risk estimate provided assumes that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

Movement in interest rates	US dollar interest rates
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
0.50%	1,756	1,619	24.4
1.00%	3,512	3,238	48.9
2.00%	7,024	6,476	97.8

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

The carrying value of the financial assets other than cash represents the maximum credit exposure. The Group’s maximum exposure to credit risk at March 31, 2015 and March 31, 2016 is Rs. 576,507 million and Rs. 631,148 million ($9,526.8 million).

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 29 on “Commitments, contingencies, and guarantees”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade and other receivables, and other non-current assets, there were no indications as at March 31, 2016, that defaults in payment obligations will occur except as described in Note 13 on allowance for impairment of trade and other receivables.

Of the year end trade and other receivable balance the following were past due but not impaired:

As at March 31	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Less than 1 month	2,400	4,384	66.2
Between 1 - 3 months	2,975	4,668	70.5
Between 3 - 12 months	3,628	6,637	100.2
Greater than 12 months	3,917	6,003	90.6

	12,920	21,692	327.5

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

No embedded derivative conversion option was outstanding as of March 31, 2016.

Cash flow hedges

The Group also enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in equity until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to the consolidated statements of profit or loss. These hedges have been effective for the year ended March 31, 2016.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during fiscal 2016. Fair value changes on such forward contracts are recognized in the consolidated statements of comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2017 and consequently may impact the consolidated statements of profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the consolidated statements of profit or loss over the expected useful life of the property, plant and equipment.

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

	As at March 31, 2015		As at March 31, 2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	(Rs. in million)				(US dollars in million)

Current
Cash flow hedges*
— Commodity contracts	158	—	13	43	0.2	0.6
— Forward foreign currency contracts	—	—	1	549	0.0	8.3
Fair value hedges**			—	—	—	—
— Commodity contracts	235	1	8	—	0.1	—
— Forward foreign currency contracts	94	1,255	116	2,484	1.8	37.5
Net investment in foreign operation***	497	—	343	—	5.2	—
Non-qualifying hedges			—	—	—	—
— Commodity contracts	49	95	195	83	2.9	1.3
— Forward foreign currency contracts	2	712	550	1,306	8.3	19.7
— Interest rate swap	—	511	—	—	—	—
— Cross currency swap	—	—	2	9	0.0	0.1
Non Current			—	—	—	—
Fair value hedges**			—	—	—	—
— Forward Foreign Currency Contracts	12	9	53	78	0.8	1.2
Non-qualifying hedges			—	—	—	—
— Interest rate Swap	—	—	—	—	—	—

Total	1,047	2,583	1,281	4,552	19.3	68.7

*	Refer consolidated statements of profit or loss and consolidated statements of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedge of Rs. 234 million and Rs. 8 million ($ 0.1 million) in commodity contracts and Rs. 1,161 million and Rs. 2,368 million ($35.7 million) on forward foreign currency contracts for the fiscal 2015 and 2016 respectively, has been recognised in the consolidated statements of profit or loss and offset with the similar gains on the underlying sales.
***	Comprises loss of Rs. 961 million ($ 14.5 million) recognised in consolidated statements of comprehensive income and gain of Rs. 1,304 million ($ 19.7 million) recognised in consolidated statements of profit or loss.

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

The following table summarizes the capital of the Group:

As at March 31,	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Equity	949,360	693,450	10,467.2

Cash and cash equivalents (Note 15 and 16)	12,711	24,237	365.8
Short term investments (Note 14)	496,482	566,192	8,546.3

Total cash (a)	509,193	590,429	8,912.1
Short-term borrowings (Note 17)	161,233	182,328	2,752.1
Long-term borrowings (Note 17)	517,852	493,784	7,453.3

Total debt (b)	679,085	676,112	10,205.4
Net debt (c=(b-a))	169,892	85,683	1,293.3

Total capital (equity+net debt)	1,119,252	779,133	11,760.5

Net debt to equity ratio	0.2	0.1	0.1

25. Shareholders’ equity

Authorised Share Capital:

As at March 31, 2016 the authorised equity share capital of Vedanta Limited comprised 51,270,100,000 equity shares with a par value of Re. 1 each.

Issued, subscribed and fully paid up share capital:

Vedanta Limited’s issued equity share capital was Rs. 2,965 million ($ 44.8 million) consisting of 2,965,004,871 equity shares as at March 31, 2016 and March 31, 2015.

Retained earnings includes amongst others, general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the erstwhile Indian Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in the standalone financial statements of Vedanta Limited’s general reserves, as determined in accordance with applicable regulations, were Rs. 119,125 million ($ 1,798.1 million) as at March 31, 2016.

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of Vedanta Limited’s as at March 31, 2016 include Rs. 11,085 million ($ 167.3 million) of debenture redemption reserve.

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

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings of the standalone financial statements of Vedanta Limited include Rs. 769 million ($ 11.6 million) of preference share redemption reserve as at March 31, 2016.

Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On October 29, 2014 the board of directors of Vedanta Limited declared an interim dividend of Rs. 1.75 ($0.03) per equity share for the year ended March 31, 2015. The dividend amounting to Rs. 5,188 million ($78.3 million) has been paid on November 10, 2014.

On April 29, 2015 the board of directors of Vedanta Limited recommended a final dividend of Rs. 2.35 ($0.04) per equity share for the year ended March 31, 2015, which was approved by the shareholders’ at the annual general meeting, held on July 11, 2015. The dividend amounting to Rs. 6,967 million ($105.2 million) has been paid on July 15, 2015.

On October 27, 2015 the board of directors of Vedanta Limited declared an interim dividend of Rs. 3.5 ($0.05) per equity share for the year ended March 31, 2016. The dividend amounting to Rs. 10,377.5 million ($156.6 million) has been paid on November 03, 2015.

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

26. Share-Based Compensation Plans

The Group offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc (the “Parent”), [The Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)]

During the year, the Performance Share Plan (“PSP”) is the primary arrangement under which share-based incentives are provided to the defined management group, previously these awards were granted on a similar basis under the Long-Term Incentive Plan (“LTIP”). The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the PSP and LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the competitor companies as defined in the scheme from the date of grant. Initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years until 2012-13. Additionally, PSP vesting conditions includes continued employment with the Group till the date of vesting. Initial awards under the PSP were granted in November 2014. The awards are indexed to and settled by Vedanta shares. The awards have a fixed exercise price denominated in Vedanta’s functional currency of 10 US cents per share, the performance period of each award is three years and are exercisable within a period of six months from the date of vesting beyond which the option lapse.

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

In 2015, Vedanta introduced the Deferred Share Bonus Plan (DSBP), with initial awards being made in May 2015 and August 2015. Under the plan, a portion of the annual bonus is deferred into shares and the awards granted under this scheme are not subject to any performance conditions. The vesting schedule is staggered over a period of two or three years. In case of DSBP, the shares are purchased from open market and allotted to employees, officers and directors.

The amount recovered by Vedanta and recognized by the Group in the consolidated statements of profit or loss (net of capitalisation) related to equity settled share-based payments transactions for the financial year ended March 31, 2014, 2015 and 2016 was Rs. 1,861 million, Rs. 1,417 million and Rs. 809 million ($ 12.2 million) respectively.

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

The Share options have been fair valued using an Option Pricing Model (Black Scholes Model).

The amount recognised in Group’s consolidated statements of profit or loss in respect of compensation cost on such schemes for the financial years ended March 31, 2014, 2015 and 2016 is Rs. 710 million, Rs. 483 million and Rs. 356 million ($ 5.3 million) respectively.

The Group considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “share-based payment”.

27. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the year ended March 31,	2014	2015	2016
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871
Effect of dilution:
Convertible notes	—	—	—
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Computation of basic and diluted earnings per share

Basic earnings per share:

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the period attributable to equity holders of the parent	15,466	(128,350)	(125,153)	(1,889.1)
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Earnings / (loss) per share	5.22	(43.29)	(42.21)	(0.6)

Diluted earnings per share:

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(Rs. in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the period attributable to equity holders of the parent	15,466	(128,350)	(125,153)	(1,889.1)
Adjustment in respect of convertible notes	—	—	—	—
Profit / Loss for the period after dilutive adjustment	15,466	(128,350)	(125,153)	(1,889.1)
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871	2,965,004,871

Earnings / (loss) per share	5.22	(43.29)	(42.21)	(0.6)

The Group has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because their inclusion would have been anti-dilutive.

For the year ended March 31,	2014	2015	2016
Shares excluded from the calculation of dilutive EPS	81,442,560	47,608,946	—

28. Options to acquire subsidiary’s shares -

a. Call option — HZL

Pursuant to the Government of India’s policy of divestment, the Company in April 2002 acquired 26% equity interest in HZL from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Group had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group exercised the first call option on 29 August 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Group the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Group exercised the second call option on 21 July 2009. The Government of India disputed the validity of the call option and has refused to act upon the second call option. Consequently the Company invoked arbitration which is in the early stages. The next date of hearing is scheduled for 20 August 2016. In a related proceeding, the Supreme Court on January 19, 2016 ordered the status quo be maintained with respect to the proposed disinvestment of government interest in HZL until further orders are passed by the court. Meanwhile, the Government of India without prejudice to the position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

b. Call option — BALCO

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Group has a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from 2 March 2004. The Group exercised this option on 19 March 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the (Indian) Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Group, the arbitral tribunal by a majority award rejected the claims of the Group on the grounds that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) Companies Act, 1956 and are not enforceable. The Group has challenged the validity of the majority award in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on November 4, 2016. Meanwhile, the Government of India without prejudice to its position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On 9 January 2012, the Group offered to acquire the Government of India’s interests in HZL and BALCO for the INR equivalent of Rs 154,920 million ($ 2,338.4 million) and Rs 17,820 million ($ 269.0 million), respectively. This offer was separate from the contested exercise of the call options, and Group proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

The Group continues to include the shareholding in the two companies HZL and BALCO, in respect of which the Group has a call option as non-controlling interest.

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

29. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was Rs. 57,945 million and Rs. 48,305 million ($729.1 million) as at March 31, 2015 and 2016 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Group had significant capital commitments as at March 31, 2015 and 2016 amounting to Rs. 115,741 million and Rs. 83,343 million ($1,258 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 6,142 million ($ 92.7 million) (previous year Rs. 8,132 million) for its commercial power generation business, Rs. 34,423 million ($ 519.6 million) (previous year Rs. 36,274 million) for capacity expansion at its aluminum business, Rs. 20,148 million ($ 304.1 million) (previous year Rs. 17,989 million) for capacity expansion at HZL, Rs. 15,047 million ($ 227.1 million) (previous year Rs. 14,436 million) at its copper business and Rs. 2,750 million ($ 41.5 million) (previous year Rs. 37,732 million) for expansion at Cairn.

Export obligations

The Group had export obligations of Rs. 171,421 million and Rs. 141,728 million ($ 2,139.3 million) as at March 31, 2015 and 2016 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight /six years. If the Group is unable to meet these obligations, its liability would be Rs. 22,550 million ($ 340.4 million) (Previous year Rs. 27,043 million) reduced in proportion to actual exports. Due to the remote likelihood of the Group being unable to meet its export obligations, the Group does not anticipate a loss with respect to these obligations and hence has not made any provision in its consolidated financial statements.

ii. Contingencies

The Company and certain of its operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the respective entities’ tax returns. As at March 31, 2015 and 2016, the total claim related to these liabilities is Rs. 21,661 million and Rs. 24,216 million ($ 365.5 million) respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 283 million and Rs. 173 million ($ 2.6 million) as current liabilities as at March 31, 2015 and 2016 respectively. Additionally, the Company and certain of its operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holiday and disallowances of expenditure relating to exempt income etc. amounting to Rs. 31,617 million and Rs. 37,405 million ($ 564.6 million) as at March 31, 2015 and March 31, 2016, respectively.

The claims by third party claimants amounted to Rs. 46,694 million and Rs. 46,673 million ($ 704.5 million) as at March 31, 2015 and 2016 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 7,441 million and Rs. 2,519 million ($ 38.0 million) as current liabilities as at March 31, 2015 and 2016 respectively.

The below are the major cases, included in the contingencies above, that the subsidiaries of the Group are named as parties: -

•	Ravva Joint Venture arbitration proceedings: Base Development Cost:

In case of Cairn, Ravva joint venture had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for $ 129.0 million for an alleged underpayment of profit petroleum to the Indian Government, out of which, Group’s share will be $ 29.0 million (approximately Rs. 1,921.3 million) plus potential interest at applicable rate (LIBOR plus 2% as per PSC). This claim relates to the Indian Government’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on January 18, 2011 at Kuala Lumpur, allowing Claimants (including the Group) to recover the development costs spent to the tune of $ 278.0 million and disallowed over run of $ 22.3 million spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed Government of India’s (GOI) application of setting aside the part of the Award on August 30, 2012 with costs. GOI appealed before the Court of Appeal against the High Court’s order and the Court of Appeal dismissed the GOI’s appeal on June 27, 2014. However, GOI still preferred to challenge the same before the Federal Court, Kuala Lumpur which was dismissed by the Federal Court on May 17, 2016. GOI has also issued Show Cause Notice on this matter which Cairn has replied to and also filed an application for enforcement of Award before Delhi High Court as an abundant caution. Next hearing is due on September 8, 2016. Furthermore, GOI is yet to agree on quantum of arbitration costs and expenses (legal fee & expenses) for reimbursing to Cairn as per the award. Therefore, Cairn has approached the Tribunal to quantify the costs. The GOI obtained an ex-parte stay order from Hon’ble High Court of Delhi, on August 14, 2015, against the Tribunal proceedings on quantum of arbitration costs on the grounds of Tribunal being functus officio. Cairn’s appeal before the Hon’ble High Court of Delhi against the aforesaid ‘stay order’ granted by the Hon’ble High Court of Delhi against the Tribunal proceedings on determination of costs has been allowed. The matter is due for hearing on October 3, 2016.

•	Ravva Joint Venture arbitration proceedings: ONGC Carry:

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

However, the MoPNG on July 10, 2014 proceeded to issue a show cause notice alleging that since the partial award has not been enforced profit petroleum share of GOI has been short-paid. The Company had requested for Tribunal’s reconstitution to publish the final award since it has retained the jurisdiction of parties are unable to agree on quantification sums due and payable to each other pursuant to the partial Award. Accordingly, the Tribunal was reconstituted and final hearing took place on June 26, 2016. The parties were ordered to make their submissions, if any with respect to the cost of arbitration proceedings, post which the final award will be published by the tribunal.

While the company does not believe the GOI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, the company could be liable for approximately $ 63.9 million (Rs. 4,233.4 million) plus interest thereon.

•	Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the Engineering Procurement Construction contract invoked arbitration as per the contract alleging non payment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of Rs. 16,686 million ($ 251.9 million) against the Company. SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed Jharsuguda Aluminium to deposit a bank guarantee for an amount of Rs. 1,870 million ($28.2 million) as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. Jharsuguda Aluminium has deposited a bank guarantee of equivalent amount. On April 9, 2013, the Company also filed a counterclaim for delays caused stating that SSNP was responsible. Subsequently SSNP had filed an application for interim award of Rs. 2,020 million ($ 30 million) before the arbitral tribunal which was not allowed. The proceedings are ongoing and the next hearing is scheduled for final arguments of SSNP in November 2016. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is remote that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

•	The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totaling Rs.3,339 million ($50.4 million). These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes that the likelihood of this claim becoming an obligation of the Group is not probable and thus no provision has been made in the financial statements. HZL had filed writ petitions in the High Court of Rajasthan in Jodhpur and had obtained a stay in respect of these demands. The High Court restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders canceling the lease. The next date of hearing has not yet been fixed.

•	In case of Cairn, Section 80-IB (9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively. The 2008 Indian Finance Bill appeared to remove this deduction by stating [without amending section 80-IB (9)] that “for the purpose of section 80-IB (9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that tax holiday would be available on production of crude oil but have continued to exclude gas. Cairn filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. A Special Leave Petition has been filed before Supreme Court against the decision of Gujarat High court. However in a similar case, the Gujarat High Court has held that tax holiday benefit would extend to production of gas. In the event this challenge is unsuccessful, the potential liability for tax and related interest on tax holiday claimed on gas is approximately Rs. 3,200.7 million ($48.3 million).

•	As part of the farm-in agreement for Block 1, the Group is required to carry PetroSA up to a gross expenditure of USD 100 million (Rs. 6,625 million) for a work program including 3D and 2D seismic and at least one exploration well. At balance sheet date, USD 37 million (Rs. 2,451 million) has been spent in exploration expenditure and a USD 63 million carry (Rs. 4,174 million) (including drilling one well) remains. The Mineral and Petroleum Resources Development Bill has proposed several changes to the fiscal terms of contracts for companies currently operating in South Africa and for new exploration contracts which are currently under revision. In light of the given uncertainty, the management believes, which is also supported by legal advice, that it is possible but not probable that the liability of USD 63 million (Rs. 4,174 million) could devolve on the Group and accordingly no provision has been recognized in respect of the same in these financial statements.

b. Guarantees

The Group has given guarantees in the normal course of business as stated below:

•	Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 3,056 million and Rs. 2,819 million ($ 42.5 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2015 and 2016 respectively. The Group has provided for a liability of Rs. 17 Million and Rs. 14 Million ($ 0.2 million) in its books in 2015 & 2016 respectively.

•	A bank guarantee amounting to AUD 6.1 million (Rs. 310 million or $ 4.7 million) as at March 31, 2016 (Previous year AUD 6.1 million or Rs. 292 million), in favor of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 310 million ($ 4.7 million). These liabilities have been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 4.7 million (Rs. 238 million or $ 3.6 million) as at March 31, 2016 (Previous year AUD 4.7 million or Rs. 225 million), in favor of the State Government of Queensland, Tasmania, Australia, as security against rehabilitation liabilities on behalf of Thalanga Copper Mines Proprietary Limited (“TCM”). The same guarantees are backed up by the issuance of a corporate guarantee of AUD 4.7 million (Rs. 238 million or $ 3.6 million). The environmental liability has been fully recognized in the Group’s consolidated financial statements.

•	Bank indemnity guarantees amounting to ZAR 21 million (Rs. 92 million or $ 1.4 million) as at March 31, 2016 (Previous year ZAR 20 million or Rs. 104 million), in favor of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in the Group’s consolidated financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 8,964 million and Rs. 7,757 million ($ 117.1 million) as at March 31, 2015 and 2016 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2015 and 2016 was Rs. 7,808 million and Rs. 7,586 million ($ 114.5 million) respectively. The Group has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 2,612 million and Rs. 1,964 million ($ 29.7 million) for litigation, against provisional valuation of custom duty and for other liabilities as at March 31, 2015 and 2016 respectively. The Group does not anticipate any liability on these guarantees.

•	Bank guarantee of Rs. 1150 million ($ 17.4 million) has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•	Performance guarantees for committed cumulative mandated work program of Rs. 872.3 million ($ 13.2 million) and for obligations arising out of various statutes while carrying out Petroleum Operations to the GOI, Ministry of Petroleum and Natural Gas and The Director General of Customs, Sri Lanka against its performance in respect of MB-DWN-2009/1, KG-OSN-2009/3, SL-2007-01-001and PR-OSN-2004/1 blocks as required under the respective production sharing contracts /Production Resource Agreements. These guarantees are issued in the normal course of business and are valid till the time obligations under the each production sharing contracts/ production resource agreements are met. These guarantees are enforceable if the terms and conditions of the respective production sharing contracts/ production resource agreements are not met and potential liability shall be both, performance and obligations.

The Group’s outstanding guarantees cover obligations aggregating Rs. 30,902 million and Rs. 25,755 million ($ 388.8 million) as at March 31, 2015 and 2016 respectively, the liabilities for which have not been recorded in its consolidated financial statements.

c. Other matters -

i)	ASARCO had filed a suit in the Bankruptcy Court of the Southern District of Texas against Vedanta Limited and Sterlite USA for alleged breach of the Purchase and Sale agreement signed in May 2008. The Bankruptcy Court heard the matter and vide its order dated final judgement of February 27, 2012, had ruled that ASARCO was entitled to a gross amount of $ 132.8 million in incidental damages. This amount shall be reduced by US$ 50 million paid by Vedanta Limited to ASARCO in December 2009, making ASARCO entitled for a net amount of US$ 82.8 million. Vedanta Limited had recognized a liability of Rs. 5,159 million. Vedanta Limited and Sterlite USA had filed notice of appeal against this judgment. In the meantime, all proceedings in relation to this matter have been disposed by way of final settlement entered into by the parties on October 17, 2014 wherein Vedanta Limited had paid Rs. 5,159 million post approval from the RBI, under the applicable regulations in India.

ii)	In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013 and therefore, the plant remained closed for the major duration of the first quarter of fiscal 2014 impacting the revenue and profits of the copper segment. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India, which is yet to be listed for hearing.

iii)	In March 2014 Cairn India Limited (‘Cairn’) received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by Cairn to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) in the year 2006-07, the then holding company. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of Cairn, from CUHL during FY 2006-07 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the Tax Authorities vide its order dated March 11, 2015, have raised a demand of approx. Rs. 204,947 million (comprising tax of appox. Rs. 102,474 million and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for acquiring shares of CIHL. Tax Authorities have stated in the said order that a short term capital gain of Rs. 245,035 Crore accrued to CUHL on transfer of the shares of CIHL to Cairn in FY 2006-07, on which tax should have been withheld by Cairn. Cairn understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

In this regard, Vedanta Resources Plc. (holding company), filed a Notice of Claim against the Government Of India (‘GOI’) under the UK-India Bilateral Investment Treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to Cairn.

Further, the Group has been advised that there could be no liability on Cairn on account of not withholding the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on the Company to deduct tax by having to predict and anticipate that the retrospective amendment will be made by legislature on a future date. Cairn has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its said position.

After hearings, the Income Tax Authority, during March 2015, have issued an order by holding Cairn India as ‘assessee in default’ and asked to pay such demand totaling Rs. 204,947 million (US$ 3,093.5 million) (including interest of Rs. 102,471 million). Cairn India has filed its appeal before the Appellate Authority CIT (Appeals) and filed a fresh Writ petition before Delhi High Court wherein it raised several points for assailing the aforementioned order. The hearing of the said Writ is due on August 4, 2016.

iv)	TSPL has entered into a long term Power Purchase Agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) for supply of power. Due to delay in fulfilment of certain obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been a delay in implementation/completion of the project as compared to the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated Damages (LD) maximum of Rs. 3,176 million (US$ 47.9 million) each for delay in commissioning of Unit I, II and III totalling to Rs. 9,529 million (US$ 143.8 million).

During the previous year, PSPCL invoked the Performance Bank Guarantee of US$ 22.6 million (Rs. 1,500 million) to recover the LD on account of delay in COD of 1st Unit. TSPL filed a petition at Punjab State Electricity Regulatory Commission (PSERC) for adjudication of above dispute. TSPL had also filed a civil writ petition before the High Court of Punjab and Haryana against the bank guarantee invocation, which was disposed with a direction to refer the matter to PSERC for adjudication while granting stay. Further, PSERC vide order dated October 22, 2014 directed the matter to be settled through arbitration and allowed the stay on encashment of the bank guarantee until further orders. PSPCL has preferred an appeal in Appellate Tribunal for Electricity (APTEL) against the PSERC order and APTEL had on May 12, 2015, disposed the matter with a direction that the matter will be heard by way of arbitration. The arbitration proceedings are in the early stages. The Group has been legally advised by its advisors who have opined that such claims for LD from PSPCL are unsustainable. Recently, Appellate Tribunal for Electricity has, in a separate petition, before it by TSPL has adjudicated that coal is an absolute obligation of PSPCL and it needs to enter into a Fuel Supply Agreement and assign to TSPL. In light of the delay by PSPCL in entering into the Fuel Supply Agreement, the claims of PSPCL are further unsustainable. On the basis of facts supported by legal opinion, no provision is considered necessary at this stage.

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

Particulars	As at March, 31 2015 (Rs. in million)	As at March, 31 2016 (Rs. in million)	As at March, 31 2016 (US dollars in million)

Within one year of the balance sheet date	309	285	4.3

Within two to five years of the balance sheet date	352	140	2.1

Total	661	425	6.4

Lease payments recognized as expenses on non-cancellable lease during the year ended March 31, 2015 and March 31, 2016 is Rs. 243 million and Rs. 259.million ($ 3.9 million) respectively.

30. Segment information

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia and Liberia. The Group is also in the business of commercial power generation and port operations in India. The Group has eight reportable segments: zinc India, zinc international, oil and gas, iron ore, copper, aluminum, power, and other. The management of the Group is organized by its main products: copper, zinc, aluminum, iron ore, oil and gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board, which has been identified as the CODM, in deciding how to allocate resources and in assessing performance.

Zinc India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at March, 2016. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

Zinc International

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland which has ceased operations in December 2015) as at March 31, 2016.

Oil and gas

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil and gas, in which Vedanta Limited has 59.9 % interest as at March 31, 2016. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa. On 15 October 2015, at the expiry of second phase extension, the Company has relinquished the block in Sri Lanka and is in the process of closing down the Sri Lankan operations.

Iron ore

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Private Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and Narrian mine, situated at state of Karnataka in India, a Metallurgical Coke and Pig Iron plant in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. Group’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

Copper

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements (presently under care and maintenance), and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

Aluminum

The Group’s aluminium business is owned and operated by Vedanta Limited and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March 31, 2016. Vedanta Limited’s aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, 1140 MW power plant, smelting and fabrication facilities in central India.

Power

The Group’s power business is owned and operated by Vedanta Limited, BALCO and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Vedanta Limited which are engaged in the power generation business in India. Vedanta Limited’s power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India. All four units of 600 MW each are currently operational. BALCO is setting up thermal coal based power plant with total capacity of 600MW, two units of 300 MW each, at Korba and are referred to as IPP 600 MW. The first 300 MW unit of the IPP 600 MW was capitalized on August 1, 2015 after the successful completion of trial runs. The second unit has been commissioned and started commercial production from May 1, 2016. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and the first 660MW unit of the Talwandi Saboo power plant (TSPL) was capitalized in financial year 2015 and second 660 MW unit was capitalized on December 1, 2015 after the successful completion of trial runs. Power business also include the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba on June 5, 2009 and 106.5 MW power plant at MALCO Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India.

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 99.9 % interest. Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The operating segments reported are the segments of the Group for which separate financial information is available. Segment profit (Earnings before interest, depreciation and amortization, and tax) amounts are evaluated regularly by the Board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs.3,684 million ($ 55.6 million), Rs. 6,198 million and Rs. 2,214 million which is at cost for the year ended March 31, 2016, 2015 and 2014 respectively.

The following table presents revenue and profit information and certain assets information regarding the Group’s business segments for the year ended March 31, 2014, 2015 and 2016.

a. For the year ended March 31, 2014

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Revenue
Sales to external customers	205,577	131,980	40,156	107,790	35,076	16,516	187,103	1,045	—	725,243
Inter-segment sales	302	831	—	199	2,562	42	—	33	(3,969)	—
Segment revenue	205,879	132,811	40,156	107,989	37,638	16,558	187,103	1,078	(3,969)	725,243
Cost of Sales and expenses	(194,450)	(64,169)	(27,327)	(91,858)	(30,209)	(19,258)	(47,650)	(1,335)	3,969	(472,287)
Segment profit / (loss)	11,429	68,642	12,829	16,131	7,429	(2,700)	139,453	(257)	—	252,956
Depreciation and amortization	(2,553)	(6,946)	(7,472)	(10,484)	(5,935)	(2,776)	(85,511)	(210)	—	(121,887)
Impairment (Refer note 8a)	—	—	(2,873)	(668)	—	—	—	—	—	(3,541)

Operating profit / (loss)	8,876	61,696	2,484	4,979	1,494	(5,476)	53,942	(467)	—	127,528
Investment and other income										42,165
Finance and other costs										(72,821)

Profit before tax										96,872

Assets and liabilities
Assets
Segment assets	81,697	127,960	47,469	408,644	190,735	118,034	963,950	9,311	—	1,947,800
Financial assets investments										111
Deferred tax asset										73,082
Short-term investments										518,015
Cash and cash equivalents (including restricted cash and cash equivalents)										15,423
Loan to related parties										163
Current tax asset										27,345

Total assets										2,581,939

Liabilities
Segment liability	86,276	15,541	13,224	65,300	34,865	13,240	77,719	8,181	—	314,346
Short-term borrowings										161,728
Current tax liabilities										6,278
Long-term borrowings										547,375
Deferred tax liabilities										289,869

Total liabilities										1,319,596

Additions to property, plant and equipments	2,707	18,820	2,446	9,186	19,043	2,973	23,714	446	—	79,335

Additions to Leasehold Land	—	629	—	221	103	—	—	87	—	1,040
Additions to exploration and evaluation assets	—	—	—	—	—	—	15,299	—	—	15,299
Additions to Intangibles	—	504	77	23	—	—	307	89	—	1,000

b. For the year ended March 31, 2015

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Revenue
Sales to external customers	225,198	144,127	35,886	126,900	33,906	19,039	146,945	1,578	—	733,579
Inter-segment sales	1,100	—	—	230	7,280	924	—	220	(9,754)	—
Segment revenue	226,298	144,127	35,886	127,130	41,186	19,963	146,945	1,798	(9,754)	733,579
Cost of Sales and expenses	(208,913)	(73,522)	(24,827)	(104,601)	(32,762)	(20,854)	(58,274)	(1,266)	9,754	(515,265)
Segment profit / (loss)	17,385	70,605	11,059	22,529	8,424	(891)	88,671	532	—	218,314
Depreciation and amortization	(3,041)	(8,338)	(6,791)	(8,483)	(3,940)	(2,531)	(77,673)	(294)	—	(111,091)
Impairment (Refer Note 8a)	—	—	—	(294)	—	—	(406,144)	—	—	(406,438)

Operating profit / (loss)	14,344	62,267	4,268	13,752	4,484	(3,422)	(395,146)	238	—	(299,215)
Finance and other costs										(63,398)
Investment and other income										51,154

Loss before tax										(311,459)

Assets and liabilities
Assets
Segment assets*	77,427	137,021	38,506	391,541	221,491	115,297	559,863	7,664	—	1,548,810
Financial assets investments										262
Deferred tax asset										76,487
Short-term investments										496,482
Cash and cash equivalents (including restricted cash and cash equivalents)										12,711
Loan to related parties										160
Current tax asset										26,792

Total assets										2,161,704

Liabilities
Segment liabilities*	89,906	20,004	10,539	63,296	31,831	10,190	66,428	2,163	—	294,357
Short-term borrowings										161,233
Current tax liabilities										3,842
Long-term borrowings										517,852
Deferred tax liabilities										155,812

Total liabilities										1,133,096

Additions to property, plant and equipments	1,796	13,372	1,121	9,254	8,670	1,632	44,821	30	—	80,696
Additions to Leasehold Land	—	160	—	30	—	—	—	1	—	191
Additions to exploration and evaluation assets	—	—	—	—	—	439	20,999	—	—	21,438
Additions to other intangibles assets	—	27	43	—	—	—	225	61	—	356

c. For the year ended March 31, 2016

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)

Revenue
Sales to external customers	209,239	137,945	25,631	110,781	45,523	22,233	86,559	1,582	—	639,493	9,652.7
Inter-segment sales	23	—	—	129	4,303	541	—	245	(5,241)	—	—
Segment revenue	209,262	137,945	25,631	110,910	49,826	22,774	86,559	1,827	(5,241)	639,493	9,652.7
Cost of Sales and expenses	(187,057)	(70,975)	(21,070)	(102,443)	(37,167)	(18,407)	(52,286)	(1,259)	5,241	(485,423)	(7,327.1)
Segment profit / (loss)	22,205	66,970	4,561	8,467	12,659	4,367	34,273	568	—	154,070	2,325.6
Depreciation and amortization	(2,048)	(7,558)	(3,730)	(7,051)	(4,438)	(4,106)	(54,088)	(324)	—	(83,343)	(1,258.0)
Impairment (Refer Note 8)	(497)	—	—	—	—	(16,054)	(322,998)	—	—	(339,549)	(5,125.3)

Operating profit / (loss)	19,660	59,412	831	1,416	8,221	(15,793)	(342,813)	244	—	(268,822)	(4,057.7)
Finance and other costs										(59,584)	(899.4)
Investment and other income										43,998	664.1

Loss before tax										(284,408)	(4,293.0)

Assets and liabilities
Assets
Segment assets*	77,119	139,820	31,511	384,258	224,790	94,309	207,972	8,565	—	1,168,344	17,635.3
Financial assets investments										432	6.5
Deferred tax asset										82,481	1,245.0
Short-term investments										566,192	8,546.3
Cash and cash equivalents (including restricted cash and cash equivalents)										24,237	365.8
Loan to related parties										805	12.2
Current tax asset										26,764	404.0

Total assets										1,869,255	28,215.1

Liabilities
Segment liabilities*	126,148	85,597	8,396	52,466	39,762	12,572	59,533	1,496	—	385,970	5,825.9
Short-term borrowings										182,328	2,752.1
Current tax liabilities										703	10.6
Long-term borrowings										493,784	7,453.3
Deferred tax liabilities										30,212	456.0

Total liabilities										1,092,997	16,497.9

Additions to property, plant and equipments	1,170	15,704	2,500	4,042	6,949	829	8,996	48	—	40,238	607.4
Additions to Leasehold Land	—	—	—	—	—	—	—	—	—	—	—
Additions to exploration and evaluation assets	—	—	1,060	—	—	—	4,912	—	—	5,972	90.1
Additions to other intangibles assets	—	139	—	16	—	7	99	3	—	264	4.0

*	During the current year ended March 31, 2016, consequent to certain power facilities at a subsidiary being used for generation and sale of commercial power, capital employed in respect of capital work-in-progress for the previous periods relating to power facilities used/ to be used in the generation and sale of commercial power has been reclassified from ‘Aluminum’ segment to ‘Power’ segment.

Geographical Segment Analysis

The Group’s operations are primarily located in India. The following table provides an analysis of the Group’s sales by geographical market irrespective of the origin of the goods:

	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
India	499,064	481,451	443,287	6,691.1
China	67,825	57,846	34,556	521.6
UAE	29,469	40,705	32,759	494.5
Others	128,885	153,577	128,891	1,945.5

	725,243	733,579	639,493	9,652.7

The following is an analysis of the carrying amount of non-current assets, being property, plant and equipment, exploration and evaluation assets and other intangible assets and leasehold land prepayments analysed by the geographical area in which the assets are located: —

	As at March 31
	2015	2016	2016
	Carrying amount	Carrying amount	Carrying amount
	(Rs. in million)	(Rs. in million)	(US dollars in million)
India	1,297,869	963,954	14,550.3
Australia	836	290	4.4
South Africa	20,484	16,338	246.6
Namibia	7,824	7,863	118.7
Liberia	14,068	—	—
Ireland	2,357	447	6.7
UAE	1,430	1,428	21.5

	1,344,868	990,320	14,948.2

No single customer accounted for 10.0% or more of the revenue on a consolidated basis in any of the years indicated except for our oil and gas business, where, a single customer accounted for 11.3 % of revenue (Rs. 81,938 million) on a consolidated basis in fiscal year 2014. This customer accounted for 8.8% of revenue (Rs. 64,241 million) in fiscal year 2015 and 5.3% of revenue (Rs. 33,927 million ($ 512.1 million)) in fiscal year 2016.

31. Related party transactions –

The Group’s subsidiaries as at March 31, 2016 are as follows:

Subsidiaries	Principal activities	The Company’s percentage holding (in % as at March 31, 2016)	Immediate holding company	Immediate percentage holding (in % as at March 31, 2016)
Bharat Aluminium Company Ltd (BALCO).	Aluminium mining and smelting	51	Vedanta Limited	51
Copper Mines of Tasmania (CMT)	Copper mining	100	MCBV	100
Fujairah Gold FZC	Gold and Silver processing	100	MEL, CMT and TCM	100
Hindustan Zinc Limited (HZL)	Zinc mining and smelting	64.92	Vedanta Limited	64.92
Monte Cello BV (MCBV)	Holding company	100	Vedanta Limited	100
Thalanga Copper Mines (“TCM”)	Copper mining	100	MCBV	100
Sterlite (USA) Inc.	Investment Company	100	Vedanta Limited	100
Talwandi Saboo Power Limited	Power generation	100	Vedanta Limited	100
THL Zinc Ventures Ltd	Investment Company	100	Vedanta Limited	100
THL Zinc Ltd	Investment Company	100	THL Zinc Ventures Ltd	100
THL Zinc Holding B.V.	Investment Company	100	Vedanta Limited	100
THL Zinc Namibia Holdings (Proprietary) Ltd	Mining and exploration	100	THL Zinc Ltd	100
Skorpion Zinc (Pty) Ltd	Acquisition of immovable and movable properties	100	THL Zinc Namibia Holdings (Proprietary) Ltd	100
Skorpion Mining Company (Pty) Ltd	Zinc mining	100	Skorpion Zinc (Pty) Ltd	100
Namzinc (Pty) Ltd	Zinc refinery	100	Skorpion Zinc (Pty) Ltd	100
Amica Guesthouse (Pty) Ltd	Accomodation and catering services	100	Skorpion Zinc (Pty) Ltd	100
Rosh Pinah Health Care (Pty) Ltd	Leasing out of medical equipment and building and conducting services related thereto	69	Skorpion Zinc (Pty) Ltd	69
Black Mountain Mining (Proprietary) Limited	Zinc and Lead mining and milling	74	THL Zinc Ltd	74
Vedanta Lisheen Holdings Limited	Investment Company	100	THL Zinc Holding B.V.	100
Vedanta Lisheen Mining Limited	Zinc and lead mining	100	Vedanta Lisheen Holdings Limited	100
Killoran Lisheen Mining Limited	Zinc and lead mining	100	Vedanta Lisheen Holdings Limited	100
Killoran Lisheen Finance Limited	Investment Company	100	Vedanta Lisheen Holdings Limited	100
Lisheen Milling Limited	Manufacturing	100	Vedanta Lisheen Holdings Limited	100
Vedanta Exploration Ireland Limited	Exploration company	100	Vedanta Lisheen Holdings Limited	100

Malco Energy Limited (MEL)	Power generation	100	Vedanta Limited	100
Vizag General Cargo Berth Private Limited	Infrastructure	99.99	Vedanta Limited	99.99
Paradip Multi Cargo Berth Private Limited	Infrastructure	74	Vedanta Limited	74
Pecvest 17 Proprietary Limited	Investment Company	100	THL Zinc Ltd	100
Lisheen Mine Partnership*	Zinc and lead mining	100	Killoran Lisheen Mining Limited and Vedanta Lisheen Mining Limited	100
Sterlite Ports Limited	Investment Company	100	Vedanta Limited	100
Maritime Ventures Limited	Infrastructure	100	Sterlite Ports Limited	100
Sterlite Infraventures Limited	Investment Company	100	Vedanta Limited	100
Lakomasko B.V.	Investment Company	100	THL Zinc Holding B.V.	100
Sesa Resources Limited	Iron Ore mining	100	Vedanta Limited	100
Bloom Fountain Limited	Investment Company	100	Vedanta Limited	100
Sesa Mining Corporation Private Limited	Iron Ore mining	100	Sesa Resources Limited	100
Western Clusters Limited	Iron Ore mining	100	Bloom Fountain Limited	100
Twinstar Energy Holding Limited	Holding company	100	Bloom Fountain Limited	100
Twinstar Mauritius Holding Limited	Holding company	100	Twinstar Energy Holding Limited	100
Cairn India Limited	Oil and Gas exploration, development and production	59.88	Vedanta Limited, Twinstar Mauritius Holding Limited, Sesa Resources Limited	59.88
CIG Mauritius Holding Private Limited	Investment Company	59.88	Cairn India Limited	100
Cairn India Holdings Limited	Investment Company	59.88	Cairn India Limited	100
CIG Mauritius Private Limited	Investment Company	59.88	Cairn Mauritius Holding Private Limited	100
Cairn Lanka Private Limited	Exploration and Production	59.88	CIG Mauritius Private Limited	100
Cairn Energy Australia Pty Limited	Holding company	59.88	Cairn India Holdings Limited	100
Cairn Energy Holdings Limited	Investment Company	59.88	Cairn India Holdings Limited	100
Cairn Energy India Pty Limited	Exploration and Production	59.88	Cairn Energy Australia Pty Limited	100
Cairn Exploration No 2 Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Exploration No 7 *** Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100

Cairn Exploration No 6 ** Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Energy Gujarat Block 1 Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Energy Discovery Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn Energy Hydrocarbons Limited	Exploration and Production	59.88	Cairn Energy Holdings Limited	100
Cairn South Africa Proprietary Limited	Exploration and Production	59.88	Cairn Energy Hydrocarbons Limited	100

*	Entities registered as other than corporate entity.
**	Dissolved during the year
***	Dissolved subsequent to the year end

The Company owns directly or indirectly through subsidiaries, more than half of the voting power of all of its subsidiaries as mentioned in the list above, and the Group is able to govern its subsidiaries’ financial and operating policies so as to benefit from their activities.

Ultimate controlling party

As at March 31, 2016, the Group is majority owned by Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Plc (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Chairman Emeritus, Mr. Anil Agarwal. Volcan Investment Limited, Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited do not produce Group financial statements.

List of related parties and relationships –

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2014, 2015 and 2016 are noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Vedanta Resources Plc. (‘Vedanta’)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘Westglobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries

•	Konkola Copper Mines (‘KCM’)

•	Vedanta Resources Jersey II Limited (‘VRJ2’)

•	Vedanta Jersey Investments Limited (‘VJIL’)

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

•	Sterlite Grid Limited

C)	Other Related Parties

•	Sesa Community Development Foundation

•	Vedanta Medical Research Foundation (‘VMRF’)

•	Vedanta Foundation

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund

•	Sesa Mining Corporation Limited Employees Provident Fund

•	Sesa Resources Limited Employees Provident Fund

D)	Key Management Personnel

•	Mr. Anil Agarwal, Chairman Emeritus (w.e.f. April 1, 2014)

•	Mr. Navin Agarwal, Executive Chairman

•	Mr. Tarun Jain, Whole Time Director

•	Mr. D. D. Jalan (Chief Financial Officer w.e.f. April 1, 2014)

•	Mr. Thomas Albanese (Chief Executive Officer w.e.f. April 1, 2014)

E)	Relative of Key Management Personnel

•	Mr. Naivadya Agarwal (Son of Mr. Navin Agarwal)

•	Mr. Agnivesh Agarwal (Son of Mr. Anil Agarwal)

•	Ms. Priya Hebbar (Daughter of Mr. Anil Agarwal)

The significant transactions with related parties for the year ended March 31, 2014, March 31, 2015 and March 31, 2016 are set out below:

	For the Year ended March 31,
	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Sales
STL	6,507	7,828	9,188	138.7

Total	6,507	7,828	9,188	138.7

Purchases of goods/services
KCM	22,062	11,809	382	5.8
STL	12	69	74	1.1

Total	22,074	11,878	456	6.9

Interest income / (Finance costs)
VRJ2	(16,615)	(13,842)	(11,563)	(174.6)
Vedanta	(1,632)	—	—	—
Vedanta	124	312	438	6.6
Welter	152	—	—	—
Richter	81	—	—	—
TSHL	47	—	5	0.1
VJIL	44	—	—	—
SISCOL	25	7	5	0.1
STL	12	34	14	0.2
VRHL	21	—	—	—
VRHL	(45)	—	—	—

Total	(17,786)	(13,489)	(11,101)	(167.6)

Dividend paid
TSHL	4,073	4,701	8,069	121.8
Finsider	642	1,405	2,349	35.5
Westglobe	71	155	259	3.9
Welter	58	134	224	3.4

Total	4,844	6,395	10,901	164.6

Management fees expenses
Vedanta	305	306	330	5.0

Total	305	306	330	5.0

Dividend Income
STL	1	1	3	0.0

Total	1	1	3	0.0

Service Income
Vedanta	21	24	28	0.4

Total	21	24	28	0.4

Long Term Incentive Plan Expenses
Vedanta	1,846	1,572	876	13.2

Total	1,846	1,572	876	13.2

	For the Year ended March 31,
	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Loans given/(repaid) during the year
Vedanta	(1,210)	—	—	—
VRHL	4,914	—	—	—
Welter	121	—	—	—
Welter	(43)	—	—	—
Richter	66	—	—	—
VJIL	36	—	—	—
TSHL	9	—	655	9.9
SISCOL	—	1	1	0.0
SISCOL	(237)	(14)	(25)	(0.4)

Total	3,656	(13)	631	9.5

Loan taken/(repaid) during the year
VRJ2	—	(80,463)	(51,182)	(772.6)
VRJ2	89,827	730	3,856	58.2
VRHL	(5,628)	—	—	—
Vedanta	260	—	—	—

Total	84,459	(79,733)	(47,326)	(714.4)

Loan Assigned during the year(*)
Vedanta	5,087	—	—	—
VJIL	4,150	—	—	—
Richter	12,019	—	—	—
VRHL	4,913	—	—	—
TSHL	6,971	—	—	—
Welter	22,291	—	—	—

Total	55,431	—	—	—

Guarantee given/(taken)
Vedanta	(72,120)	(30,574)	(58,915)	(889.3)

Total	(72,120)	(30,574)	(58,915)	(889.3)

Donations
Sesa Community Development Foundation	48	42	23	0.3
Vedanta Foundation	45	41	31	0.5
VMRF	56	42	176	2.7

Total	149	125	230	3.5

Purchase (Sale) of property, plant and equipments			—	—
STL	(3)	—	—	—
STL	1	—	—	—

Total	(2)	—	—	—

The significant receivables from and payables to related parties as at March 31, 2015 and March 31, 2016 are set out below:

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Receivable from:
STL	241	79	1.2
KCM	22	332	5.0
Vedanta	65	288	4.4
SISCOL	22	22	0.3
Volcan	27	10	0.1
TSHL	—	5	0.1
Sterlite Grid Limited	2	—	—

Total	379	736	11.1

Loans to:
SISCOL	160	142	2.2
TSHL	—	663	10.0

Total	160	805	12.2

Payable to:
VRJ2	1,004	3,313	50.0
Vedanta	1,920	175	2.6
KCM	—	5	0.1
STL	13	90	1.4
Hindustan Zinc Ltd Employees Contributory provident Fund Trust	35	39	0.6
Sesa Group Employees Provident Fund	17	19	0.3
Balco Employees Provident Fund Trust	10	8	0.1

Total	2,999	3,649	55.1

Borrowings from:
VRJ2	162,100	123,835	1,869.2

Total	162,100	123,835	1,869.2

Guarantees outstanding given / (taken) #
Vedanta[1]	(107,154)	(233,823)	(3,529.4)
Volcan[2]	1,150	1,150	17.4

Total	(106,004)	(232,673)	(3,512.0)

Investment in Equity Shares – Quoted
STL	262	432	6.5

Total	262	432	6.5

Investment in Vedanta Bonds	5,704	5,704	86.1

Total	5,704	5,704	86.1

#	Maximum guarantee amount and does not represent actual liability.
1.	Guarantees provided by Vedanta against the borrowings taken by the Group
2.	Bank guarantee has been provided by the Group on behalf of Volcan in favor of Income tax department, India as collateral in respect of certain tax disputes of Volcan.

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

Cairn Investment in Vedanta Bonds

Cairn has invested $91.5 million (Rs. 5,704 million) in bonds issued by Vedanta, which have maturities ranging from June 2016 to May 2023 at interest rates ranging from 6% to 9.5%. The carrying value of bonds is $ 83.8 million and $65.0 million (Rs. 4,309 million) as at March 31, 2015 and March 31, 2016 respectively.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made in ordinary course of business. There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31 2016, the Group has not recorded any impairment of receivables relating to amounts owed by related parties (2014 and 2015: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

*Loans to holding companies

From time to time the Group had given loan to Vedanta to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 5,659 million ($103.8 million). These unsecured loans had been provided on fixed and floating basis interest rates and carried an average interest rate of 1.58% per annum. During the year ended March 31, 2014, loans amounting to Rs. 5,087 million ($84.8 million) had been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

The Group had given loans to TSHL to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 6,246 million ($114.6 million). These unsecured loans had been provided on fixed and floating basis interest rates and carried an average interest of rate of 1.59% per annum. Loans given to TSHL were supported by a Letter of comfort from Vedanta. During the year ended March 31, 2014, loans amounting to Rs. 6,971 million ($ 116.2 million) had been assigned to VRJ2 exchange for loan payable to VRJ2 Limited by TMHL.

The Group had given loans to Welter to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 19,902 million ($365.0 million) These unsecured loans had been provided on fixed and floating basis interest rates at an average rate of 1.65% per annum. Loans given to Welter were supported by a Letter of comfort from Vedanta. During year ended March 31, 2013, loans amounting to Rs. 9,651 million ($177.0 million) were renewed upon maturity on fresh terms and conditions. During year ended March 31, 2014, loans amounting to Rs. 22,291 million $ 371.4 million) had been assigned to VRJ2 in exchange for loan payable to VRJ2 Limited by TMHL).

The Group had given loans to Richter to finance general corporate purpose. The loan balance as at March 31, 2013 was 10,732 million ($ 196.8 million). These unsecured loans had been provided on fixed and floating basis interest rates at an average rate of 1.66% per annum and were repayable on various dates till March 2014. Loans given to Richter are supported by a Letter of comfort from Vedanta. During the year ended March 31, 2014, loans amounting to Rs 12,019 million ($200.3 million) had been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

During the year ended March 31, 2014, the Group had given loans amounting to Rs. 4,913 million ($81.9 million) to VRHL at an average rate of 1.69% to finance general corporate purpose which were later assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

During the year ended March 31, 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for $10 million at an interest rate of 2.1%. The final repayment date is March 31, 2017. The loan is unsecured and the outstanding balance under the facility at March 31, 2016 is $10 million (Rs. 663 million).

*Loans to fellow subsidiaries

The Group had given a loan to VJIL to finance general corporate purpose. The loan balance as at March 31, 2013 was Rs. 3,700 million ($ 67.9 million). This unsecured loan carried an interest rate of 1.3% per annum. Loan given to VJIL were supported by a Letter of comfort from Vedanta. During year ended March 31, 2013 loans amounting to Rs. 3,700 million ($ 67.9 million) had been renewed upon maturity on fresh terms and conditions. During the year ended March 31, 2014, loans amounting to Rs. 4,150 million ($ 69.2million) had been assigned to VRJ2 in exchange for loan payable to VRJ2 by TMHL.

During the year ended March 31, 2016 Group had renewed loan provided to SISCOL to finance project in earlier years. The loan balance as at March 31, 2016 was Rs. 44 million ($ 0.7 million). The loan is unsecured in nature and carries an interest rate of 10% per annum. The loan was due in May 2016. The loan has been renewed for a further period of 12 months in May 2016 and is due in May 2017.

Loan from holding company

As at March 2012, the Group had borrowed loans from Vedanta of $ 3,137.0 million for Cairn India’s acquisition made during 2011.

During the year ended March 31, 2014, pursuant to signing of a Deed of Assignment between Vedanta and VRJ2, all the existing rights of the above mentioned Loan had been assigned to VRJ2 and the new lender for the Company is VRJ2.

During the year ended March 31, 2014, the Group borrowed $ 1,484.8 million at an average rate of 7.5% from VRJ2 to meet funding requirements for refinancing of loan that had been taken for acquisition of stake in Cairn India. The loan balance as at March 31, 2015 was $ 2,589.8 million at an average rate of 7.34% having an average maturity period of 3 years.

During the year, the Group has repaid $ 781.9 million to VRJ2 and borrowed $ 58.9 million. The loan balance as at March 31, 2016 was $ 1,866.8 million (Rs. 123,835 million) at an average rate of 7.34 % p.a. having an average maturity period of 3 years. These loans are unsecured.

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	Year ended March 31,
	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Short term employee benefits	305	305	341	5.1
Post-employment benefits	30	27	26	0.4
Share based payments	99	75	66	1.0

Total	434	407	433	6.5

	Year ended March 31,
	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Salary of relatives of Key management personnel	33	65	71	1.1

Total	33	65	71	1.1

Relative of Key Management Personnel -

	Year ended March 31,
	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Short term interest bearing salary advance given / (repaid) during the year	—	89	(91)	(1.4)

Total	—	89	(91)	(1.4)

	As at March 31,
	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Short term interest bearing salary advance receivable	91	—	—

Total	91	—	—

Details of transactions during the year with post retirement trusts:

	Year ended March 31
	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
PF Trust
Balco Employees Provident Fund Trust	152	138	113	1.7
Hindustan Zinc Ltd Employees Contributory
Provident Fund Trust	268	321	327	4.9
Sesa Resources Limited Employees Provident Fund			22	0.3
Sesa Mining Corporation Limited Employees Provident Fund			23	0.3
Sesa Group Employees Provident Fund	226	207	157	2.4

Total	646	666	642	9.6

32. Other notes

(a) Components of other comprehensive income –cash flow hedges

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Net gain/(loss) arising during the year	(862)	(112)	(55)	(0.8)
Reclassification adjustments for net (gain)/loss included in the consolidated statements of profit or loss	903	(646)	218	3.3

Net gain/(loss) on cash flow hedges recognised in other comprehensive income, net of tax	41	(758)	163	2.5

(b) Exchange gain/ (loss) recognised in the consolidated statements of profit or loss:

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Other operating income	(4)	(11)	—	—
Cost of sales	(1,280)	562	277	4.2
Administration cost	(7,185)	(3,177)	(3,667)	(55.4)
Investment and other income	285	750	461	7.0
Finance and other costs	(16,141)	(5,344)	(3,669)	(55.4)

Total	(24,325)	(7,220)	(6,598)	(99.6)

(c) The Group presents the consolidated statements of profit or loss by disclosing expenses by function. The consolidated statements of profit or loss disclosing expenses by nature is presented below:

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the year ended March 31,	Notes	2014	2015	2016	2016
		(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Revenue	4	725,243	733,579	639,493	9,652.7
Other operating income		4,541	4,802	4,785	72.2
Investment and other income	5	42,165	51,154	43,998	664.1

Total Income		771,949	789,535	688,276	10,389.0
(Decrease)/increase in inventories of finished goods and work-in-progress		8,951	(2,799)	(3,943)	(59.5)
Raw materials and other consumables used		(417,062)	(453,462)	(426,665)	(6,440.3)
Employee costs		(29,912)	(32,505)	(30,542)	(461.0)
Costs associated with ASARCO (Refer note 29c (i))		(473)	—	—	—
Other costs		(38,331)	(31,300)	(29,058)	(438.7)
Depreciation and amortization		(121,887)	(111,091)	(83,343)	(1,258.0)
Impairment		(3,541)	(406,438)	(339,549)	(5,125.3)
Finance and other costs	6	(72,821)	(63,398)	(59,584)	(899.4)

Profit / (loss) before tax		96,872	(311,459)	(284,408)	(4,293.0)

Income tax (expense) / credit	7	(34,646)	108,320	103,060	1,555.7

Profit / (loss) for the year		62,226	(203,139)	(181,348)	(2,737.3)

(d). Employee costs

For the year ended March 31,	2014	2015	2016	2016
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(US dollars in million)
Salaries, wages and bonus	27,403	30,019	27,543	415.8
Defined contribution pension scheme costs	1,499	1,392	1,551	23.4
Defined benefit pension scheme costs	392	396	273	4.1
Voluntary retirement expenses	618	698	1,175	17.7

	29,912	32,505	30,542	461.0

33. Subsequent Events –

On July 22, 2016, Vedanta Limited and Cairn India Limited announced the revised and final terms to the recommended merger between Vedanta Limited and Cairn India Limited which was announced on June 14, 2015. As per the revised terms, on completion, non-controlling shareholders of Cairn India will receive for each equity share held one equity share in Vedanta Limited of face value Re 1 each and four 7.5% Redeemable Preference Share (“RPS”) in Vedanta Limited with a face value of Rs. 10 each with a tenure of 18 months from issuance. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India. The transaction is conditional on Vedanta Limited, Cairn India and Vedanta Resources plc shareholder approvals, as well as Indian High Court, and other customary approvals. Vedanta Limited will continue to be listed on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), with American Depositary Shares (“ADS”) listed on the New York Stock Exchange (“NYSE”).

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

In accordance with Codification Topic 932 - Extractive Activities - Oil and gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company for the years ended March 31, 2016, 2015 and 2014. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on our estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows. Activities not directly associated with oil and gas producing activities are excluded from all aspects of this supplemental information.

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	India	Sri Lanka	South Africa
	(Rs. in million)	(Rs. in million)	(Rs. in million)
March 31, 2016
Unproved oil and gas properties	16,352	52,277	2,405
Proved oil and gas properties	1,284,002	—	—
Support Equipments	4,906	—	—

Gross Capitalized costs	1,305,260	52,277	2,405
Accumulated depreciation, depletion, and amortization, and valuation allowances (including impairment loss)	(1,135,740)	(52,277)	(2,405)

Net Capitalized costs	169,520	—	—

March 31, 2015
Unproved oil and gas properties	14,792	49,328	2,189
Proved oil and gas properties	1,199,345	—	—
Support Equipments	4,962	—	—

Gross Capitalized costs	1,219,099	49,328	2,189
Accumulated depreciation, depletion, and amortization, and valuation allowances	(713,885)	(49,328)	—

Net Capitalized costs	505,214	—	2,189

March 31, 2014
Unproved oil and gas properties	12,369	47,333	1,769
Proved oil and gas properties	1,097,771	—	—
Support Equipments	3,912	—	—

Gross Capitalized costs	1,114,052	47,333	1,769
Accumulated depreciation, depletion, and amortization, and valuation allowances	(257,595)	—	—

Net Capitalized costs	856,457	47,333	1,769

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	India	Sri Lanka	South Africa
	(Rs. in million)	(Rs. in million)	(Rs. in million)
March 31, 2016
Acquisition of properties
Proved
Unproved
Exploration costs	4,689	97	107
Development costs	8,934	—	—

Total	13,623	97	107

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

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended March 31, 2016, 2015 and 2014 are shown in the following table.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and gas, income taxes are based on statutory tax rates, reflecting allowable deductions. We have an effective tax rate lower than the statutory rate, benefiting from tax holiday in Rajasthan block under section 80-IB (9) of the Income Tax Act, 1961. Interest income and expense are excluded from the results reported in this table.

	India (Rs. in million)	Sri Lanka (Rs. in million)	South Africa (Rs. in million)
March 31, 2016
Revenues
Sales	86,559	—	—
Transfers	—	—	—
Operating Income	176	—	—

Total	86,735	—	—

Production costs	(47,272)	—	—
Exploration expenses	(174)	(97)	(23)
Depreciation, depletion and amortization and valuation provisions (including impairment loss)	(374,166)	—	(2,374)

Results before income tax expenses	(334,877)	(97)	(2,397)
Income tax expenses	(1,606)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	(336,483)	(97)	(2,397)

March 31, 2015
Revenues
Sales	146,945	—	—
Transfers	—	—	—
Operating Income	103	—	—

Total	147,048	—	—

Production costs	(45,261)	—	—
Exploration expenses	(7,788)	(67)	(12)
Depreciation, depletion and amortization and valuation provisions	(434,947)	(48,126)	—

Results before income tax expenses	(340,948)	(48,193)	(12)
Income tax expenses	(11,962)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	(352,910)	(48,193)	(12)

March 31, 2014
Revenues
Sales	187,103	—	—
Transfers	—	—	—
Operating Income	379	—	—

Total	187,482	—	—

Production costs	(41,500)	—	—
Exploration expenses	(541)	(96)	(16)
Depreciation, depletion and amortization and valuation provisions	(84,764)	—	—

Results before income tax expenses	60,677	(96)	(16)
Income tax expenses	(13,753)	—	—

Results of operations from producing activities (excluding corporate overhead and interest costs)	46,924	(96)	(16)

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information

The following tables represent estimates for oil and gas reserves by geographic area as of March 31, 2016, 2015 and 2014. Quantities mentioned below represent proved developed and undeveloped reserves together with changes in quantities for the fiscal years 2016, 2015, and 2014.

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

A summary of the annual changes in the proved reserves of oil is as follows (in mmbbls):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2013	104.94	—	—	104.94

Revisions of previous estimates	17.20	—	—	17.20
Extensions and discoveries	—	—	—	—
Improved Recovery	21.63	—	—	21.63
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(32.24)	—	—	(32.24)

Reserves at March 31, 2014	111.53	—	—	111.53

Revisions of previous estimates	7.70	—	—	7.70
Extensions and discoveries	2.28	—	—	2.28
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(31.42)	—	—	(31.42)

Reserves at March 31, 2015	90.09	—	—	90.09

Revisions of previous estimates	20.7	—	—	20.7
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(32.69)	—	—	(32.69)

Reserves at March 31, 2016	78.1	—	—	78.1

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(iv)	Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in bcf):

Proved developed and undeveloped reserves	India	Sri Lanka	South Africa	Total
Reserves at March 31, 2013	6.67	—	—	6.67

Revisions of previous estimates	2.96	—	—	2.96
Extensions and discoveries	1.21	—	—	1.21
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(3.89)	—	—	(3.89)

Reserves at March 31, 2014	6.95	—	—	6.95

Revisions of previous estimates	1.29	—	—	1.29
Extensions and discoveries	0.16	—	—	0.16
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(3.51)	—	—	(3.51)

Reserves at March 31, 2015	4.89	—	—	4.89

Revisions of previous estimates	4.95	—	—	4.95
Extensions and discoveries	—	—	—	—
Improved Recovery	—	—	—	—
Sales of reserves	—	—	—	—
Purchases of reserves	—	—	—	—
Production for the year	(4.33)	—	—	(4.33)

Reserves at March 31, 2016	5.51	—	—	5.51

	2016		2015		2014
	Crude Oil	Natural gas	Crude Oil	Natural gas	Crude Oil	Natural gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)
Net proved developed reserves:
India	76.54	4.47	73.94	3.55	75.40	6.03
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved developed reserves	76.54	4.47	73.94	3.55	75.40	6.03

Net proved undeveloped reserves:
India	1.56	1.04	16.15	1.34	36.13	0.92
Sri Lanka	—	—	—	—	—	—
South Africa	—	—	—	—	—	—

Total net proved undeveloped reserves	1.56	1.04	16.15	1.34	36.13	0.92

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

	India	Sri Lanka	South Africa	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)

At March 31, 2016
Future cash inflows	212,729	—	—	212,729
Future production costs	(127,002)	—	—	(127,002)
Future development costs	(22,492)	—	—	(22,492)
Future income tax expenses	(710)	—	—	(710)

Undiscounted future net cash flows	62,525	—	—	62,525
10 percent midyear annual discount for timing of estimated cash flows	(8,075)	—	—	(8,075)

Standardized measure of discounted future net cash flows	54,450	—	—	54,450

At March 31, 2015
Future cash inflows	424,446	—	—	424,446
Future production costs	(175,304)	—	—	(175,304)
Future development costs	(45,859)	—	—	(45,859)
Future income tax expenses	(10,246)	—	—	(10,246)

Undiscounted future net cash flows	193,037	—	—	193,037
10 percent midyear annual discount for timing of estimated cash flows	(35,668)	—	—	(35,668)

Standardized measure of discounted future net cash flows	157,369	—	—	157,369

At March 31, 2014
Future cash inflows	645,543	—	—	645,543
Future production costs	(219,997)	—	—	(219,997)
Future development costs	(74,225)	—	—	(74,225)
Future income tax expenses	(46,633)	—	—	(46,633)

Undiscounted future net cash flows	304,688	—	—	304,688
10 percent midyear annual discount for timing of estimated cash flows	(69,202)	—	—	(69,202)

Standardized measure of discounted future net cash flows	235,486	—	—	235,486

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	India	Sri Lanka	South Africa	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Balance at April 1, 2015	157,369	—	—	157,369

Sales and transfers of oil and gas, net of production cost	(40,465)	—	—	(40,465)
Development cost incurred	8,910	—	—	8,910
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	—	—	—	—
Net change due to revisions in quantity estimates	20,538	—	—	20,538
Net change in prices, transfer prices and in production cost	(135,831)	—	—	(135,831)
Changes in estimated future development costs	19,030	—	—	19,030
Accretion of discount	17,060	—	—	17,060
Net change in income taxes	7,839	—	—	7,839
Timing	—	—	—	—

Balance at March 31, 2016	54,450	—	—	54,450

	India	Sri Lanka	South Africa	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Balance at April 1, 2014	235,486	—	—	235,486

Sales and transfers of oil and gas, net of production cost	(99,909)	—	—	(99,909)
Development cost incurred	43,829	—	—	43,829
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	5,384	—	—	5,384
Net change due to revisions in quantity estimates	17,798	—	—	17,798
Net change in prices, transfer prices and in production costs	(81,576)	—	—	(81,576)
Changes in estimated future development costs	(19,292)	—	—	(19,292)
Accretion of discount	28,321	—	—	28,321
Net change in income taxes	27,328	—	—	27,328
Timing	—	—	—	—

Balance at March 31, 2015	157,369	—	—	157,369

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	India	Sri Lanka	South Africa	Total
	(Rs. in million)	(Rs. in million)	(Rs. in million)	(Rs. in million)
Balance at April 1, 2013	226,124	—	—	226,124

Sales and transfers of oil and gas, net of production cost	(146,002)	—	—	(146,002)
Development cost incurred	23,247	—	—	23,247
Net change due to purchases and sales of minerals in place	—	—	—	—
Net change due to extensions, discoveries and improved recovery less related costs	63,421	—	—	63,421
Net change due to revisions in quantity estimates	52,235	—	—	52,235
Net change in prices, transfer prices and in production costs	19,548	—	—	19,548
Changes in estimated future development costs	(30,258)	—	—	(30,258)
Accretion of discount	27,168	—	—	27,168
Net change in income taxes	3	—	—	3
Timing	—	—	—	—

Balance at March 31, 2014	235,486	—	—	235,486